Form 20-F
period 1998-12-31
BIOVAIL CORPORATION INTERNATIONAL
filed 1999-06-02
CIK 885590

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


[ ] Registration Statement Pursuant To Section 12(B) Or 12(G) Of The Securities
    Exchange  Act Of 1934
                                       OR
[X] Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act
    of 1934 For the year ended December 31, 1998
                                       OR
[ ] Transition Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange
    Act Of 1934 For the transition period from         to


     COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           PROVINCE OF ONTARIO, CANADA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                 CANADA, L5L 1J9
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

                        COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)
                            NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12( g) of the
Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

24,861,273 common shares, without par value as of December 31, 1998

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                              Yes       X       No
Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17  X      Item 18 ___

                               TABLE OF CONTENTS


                              GENERAL INFORMATION

                                     PART 1
                                                                            PAGE

Item  1.  Description of Business                                             2
Item  2.  Description of Properties                                          24
Item  3.  Legal Proceedings                                                  24
Item  4.  Control of Registrant                                              26
Item  5.  Nature of Trading Market                                           27
Item  6.  Exchange Controls and Other Limitations
           Affecting Security Holders                                        28
Item  7.  Taxation                                                           29
Item  8.  Selected Consolidated Financial Data                               30
Item  9.  Management's Discussion and Analysis of
           Financial Conditions and Results of Operations                    33
Item 10.  Directors and Officers of the Company                              38
Item 11.  Compensation of Directors and Officers                             41
Item 12.  Options to Purchase Securities from the Company or  Subsidiaries   44
Item 13.  Interest of Management in Certain Transactions                     46

                                    PART II
Item 14. (Not Applicable)                                                    48

                                    PART III
Item 15. (Not Applicable)                                                    48
Item 16. (Not Applicable)                                                    48

                                    PART IV

Item 17. Financial Statements                                                48
Item 18. (Not Applicable)                                                    48
Item 19. Financial Statements and Exhibits                                   48

                                     PART I

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
TO THE EXTENT THAT ANY STATEMENTS MADE IN THIS DOCUMENT CONTAIN INFORMATION THAT ARE NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FOOD AND DRUG ACT AND THERAPEUTIC PRODUCT DIRECTORATE APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATOY ENVIRONMENT, FLUCTATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S VARIOUS FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


ITEM  1. DESCRIPTION OF BUSINESS1

GENERAL

     Biovail Corporation International ("Biovail" or the "Company") was established under the Business Corporations Act (Ontario) R.S.O. 1990, as amended, on March 29, 1994 as a result of the amalgamation of Trimel Corporation ("Trimel") and its then subsidiary, Biovail Corporation International ("BCI").

COMPANY OVERVIEW

OVERVIEW

     We are a global integrated pharmaceutical company specializing in the development of advanced oral controlled-release drugs. We have proprietary technologies which we use to develop products which are either (1) generically equivalent to existing once-daily branded products or (2) branded products that improve upon conventional multi-dosage forms of existing products by providing the therapeutic benefits of controlled-release drug delivery. As a fully-integrated company, we control all facets of the drug development process from formulation development to clinical testing, manufacturing and obtaining regulatory approval. This integrated approach results in operational synergies, flexibility and cost efficiencies. We generate our revenues from
(1) developing and licensing oral controlled-release products using our proprietary drug delivery technologies; (2) manufacturing such products for sale to licensees and wholesalers; and (3) providing pharmaceutical contract research services to third parties. We do not engage in basic research to discover new chemical entities.

     In the past, we licensed our controlled-release products to pharmaceutical companies who manufactured and sold our products in a number of international markets. Today, we develop, manufacture, market and out-license our own products. We have developed thirteen products to date that are currently sold under license in more than 55 countries. We manufacture two of these products, Tiazac(R) and a generic version of Trental, for sale by our licensees in the United States and Europe. Tiazac(R) is sold by Crystaal, the Company's marketing division, in Canada. Tiazac(R) is currently our

1 BIOVAIL, the Biovail word logo, Tiazac(R), Viazem, and Crystaal are all trademarks of the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this document are the property of their respective owners.

principal product, representing approximately 62% of revenues for the twelve months ended December 31, 1998.

     The products currently under development by us fall into two categories. The first category, representing shorter term opportunities, covers generic controlled-release versions (11) of major brand name drugs, in particular, products indicated for the treatment of chronic disorders such as cardiovascular, inflammatory and respiratory conditions and for pain management. The second category, representing mid to long term opportunities, are branded controlled release versions (5) of existing multi-dose products indicated for the treatment of chronic disorders such as depression, anxiety, cholesterol management, pain management and diabetes.

     As of December 31, 1998, seven of the eleven generic versions of branded controlled-release drugs have been submitted for regulatory approval in the United States to the Food and Drug Administration ("FDA"). The seven products awaiting approval include generic formulations of Cardizem SR, Cardizem CD, Verelan, Procardia XL, Adalat CC and Dilacor XR, all of which are calcium channel blockers used for the treatment of hypertension and/or angina, and Voltaren XR, a nonsteroidal anti-inflammatory drug used for the treatment of osteoarthritis and rheumatoid arthritis. Historically, the FDA reviews and approves these generic products in an eighteen to twenty four month time frame, unless the applicant is subject to patent infringement litigation by the innovator, in which case the FDA is precluded from approving the product for the earlier of thirty months or settlement of the patent infringement litigation. The branded versions of these products had aggregate U.S. sales of approximately $2.0 billion for the twelve months ended December 31, 1998.
These products will be marketed in the United States by Teva Pharmaceutical Industries Ltd ("Teva").

     In July 1997, we formed Intelligent Polymers Limited ("Intelligent Polymers" or "IPL") primarily to develop once-daily controlled-release versions of selected drugs which are currently marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing. The patents for these drugs have or will have expired upon the anticipated date of receipt of FDA marketing approval for the once-daily controlled-release formulations to be developed. We are developing five such products pursuant to contractual arrangements with Intelligent Polymers. We will have the right to manufacture and market such products, as licensee, under distinct brand names and not as generics. In a $75 million initial public offering in October 1997, 100% of the common shares of Intelligent Polymers was sold to the public. We own 100% of the special shares of Intelligent Polymers which allows us, at any time prior to October 2002, to buy all, but not less than all, of its common shares from the public holders with cash, or stock, or a combination of both. Intelligent Polymers does not perform any research or other activities on its own behalf. We perform all such activities on behalf of Intelligent Polymers under a development contract.

     We also have a full service Contract Research Division ("CRD") which provides clinical research and laboratory testing services for our projects and for third-party international and domestic pharmaceutical companies. The CRD services our research and development needs, as well as those of Intelligent Polymers and other third parties. The CRD includes a full service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services. The CRD can also provide support services to its clients in the area of quality assurance. The CRD operates in a facility that includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 200-bed study clinic.

     We derive our revenues from (1) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (2) manufacturing such products for sale to licensees and wholesalers; and (3) providing pharmaceutical contract research services to third parties For the 12 months ended December 31, 1998, we had revenues of $112.8 million and net income of $45.4 million. The three areas referred to in clauses (1), (2) and
(3) above accounted for 10%, 62% and 28%, respectively, of our total revenues for such 12 month period.

INDUSTRY OVERVIEW

     Controlled-release products are formulations which release active drug compounds in the body gradually and predictably over a 12 to 24 hour period and which therefore need to be taken only once or twice daily. Controlled-release products typically provide numerous benefits over immediate-release drugs, including (1) greater effectiveness in the treatment of chronic conditions resulting from a more consistent delivery of medication over time; (2) reduced side effects; (3) greater convenience (only taken once or twice a day); and (4) higher levels of patient compliance due to a simplified dosing schedule. We believe that the total prescription drug market in the United States was approximately $94 billion in 1998, an increase of approximately 16% over the prior year. The oral controlled-release segment of this market was approximately $7.4 billion in 1998 and is forecast by analysts to grow to approximately $10 billion by the year 2000.

     In general, pharmaceutical companies are under pressure to begin marketing a drug as soon as it is developed in order to recoup significant development costs and to secure an early entry into the market. In addition, there are significant technical barriers associated with the development of controlled-release drugs. As a result, pharmaceutical companies typically have not spent the time required to develop a controlled-release version of a product while their immediate-release version is under patent.

     When a new drug product is developed, the innovator company typically applies for and is granted a product patent which expires on the date which is 20 years from the first date a patent application was filed (or, for patents in force on, or that result from a patent application filed before, June 8, 1995, the later of such date and the date 17 years from the date a patent is issued). Because no other company can, without authorization, make, use, sell, import or offer for sale a generic version of such original branded product until the patent on such product expires, the innovator has a monopoly during the patent period on marketing a branded product. Once the product patent (and, if applicable, the exclusivity period) expires, other companies may be able to market a generic version of that branded product if no other patents apply and
regulatory approval is obtained.   If the generic product is bioequivalent to
the reference product, it can be substituted by pharmacists for the reference branded product prescribed by physicians. Increasingly, pharmacists are substituting a branded product with a generic as generic products are generally sold at a discount to the corresponding branded product. Although discounted, controlled-release generic products have not typically been subject to the deep price discounts of immediate-release generics. Generic substitution is commonly required by Managed Care Organizations ("MCOs") and Health Management Organizations ("HMOs").

     Products which include the same compound as the original branded products, but are not generic versions of these brands, may also be approved by the FDA. This approval is on the basis of the more extensive regulatory procedures applicable to branded products. Once such products are approved, they may be marketed as distinct brands in competition with other brand name products upon expiration of the applicable patent on the drug compound in the original branded products, assuming the product does not violate any other patent. We believe that there is a significant opportunity for the marketing of products approved as branded once-daily controlled-release versions of products currently available only in an immediate-release form (or in a controlled-release form requiring multiple daily dosing) and whose patents have or will have expired upon the anticipated date of receipt of FDA marketing approval. The products we are developing on behalf of Intelligent Polymers are of this sort.

     There are more than 60 oral controlled-release branded products that have been approved in the United States by the FDA. The patent and exclusivity period on the drug compounds have expired on two-thirds of such branded products and, by 2000, the patent and exclusivity periods will have expired on 95% of such products. Because of the technological barriers associated with the development of controlled-release drugs, there has not been the same proliferation of generic drugs in the controlled-release segment as in the immediate-release segment of the industry. As a result, only seven oral controlled-release brands have been genericized. Sales of these generic products accounted for approximately 7% of the total U.S. oral controlled-release prescription drug market in 1998.

     When an application for a new branded drug formulation (as opposed to a generic) is approved by the FDA (a New Drug Application, or "NDA"), it may be granted a three-year exclusivity period under the Waxman-Hatch Act, during which time it is protected from generic competition. For example, Tiazac(R) was approved in September 1995 and its exclusivity period expired in September 1998. One generic drug manufacturer has submitted an application for a generic version of Tiazac(R) with the FDA through an Abbreviated New Drug Application ("ANDA"). We have commenced legal action for patent infringement, which automatically bars the FDA from granting approval for an additional 30 months, subject to earlier resolution of legal issues. Other than awaiting the expiration of the Tiazac(R) patent and exclusivity, the only way a generic applicant can avoid triggering the 30-month moratorium is by not seeking approval as a generic equivalent of Tiazac(R) through an ANDA, but by seeking approval as a branded drug by filing an NDA under Section 505 (b)(1) of the Federal Food, Drug, and Cosmetic Act (the "FDC Act"), which is more expensive and costly to prepare than an ANDA.

     Under the FDC Act, the first filer of a generic product is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer's generic product or a successful defense of a patent infringement suit.

PRODUCTS OF BIOVAIL.

Licensed and Marketed Products

     We have developed thirteen controlled-release drugs which are currently marketed through licensees and, in the case of Tiazac(R), directly in Canada through our marketing division, Crystaal. Of these thirteen drugs, we manufacture two, Tiazac(R) and a generic formulation of pentoxifylline (Trental) under supply agreements with our licensees. The other eleven drugs are manufactured by licensees.

     The following table sets forth the thirteen controlled-release products developed by us that are currently licensed and marketed. These formulations have been designed for once-daily dosing unless otherwise specified. Except for Tiazac(R), which is our registered trademark, the trade names for the pharmaceutical products described below and elsewhere in this document are the property of (and may be registered trademarks of) our licensees and marketing partners or others.

PRODUCTS                   CHEMICAL              INDICATION                      PRINCIPAL LICENSEE
--------                   --------              ----------                      ------------------
MANUFACTURED BY BIOVAIL
Tiazac(R)                  Diltiazem             anti-hypertensive/anti-anginal  Forest (U.S.)
Trental (generic version)  Pentoxifylline        peripheral vascular             Teva (U.S.)

MANUFACTURED BY OTHERS
Oruvail                    Ketoprofen            anti-inflammatory               Wyeth-Ayerst
                                                                                 Laboratories (U.S.)
Norpace(1)                 Disopyramide          anti-arrhythmic                 G.D. Searle (U.S.)
Theo-24                    Theophylline          Bronchodilator                  UCB Pharma (U.S.)
Isoket Retard              Isosorbide Dinitrate  coronary vasodilator            Schwarz Pharma
                                                                                 (Germany)
Elantan Long               Isosorbide-5-Mononit  coronary vasodilator            Schwarz Pharma
                           rate                                                  (Germany)
Sirdalud CR                Tizanidine            muscle relaxant                 Novartis (Switzerland)
Gastro-Timelets            Metoclopramide        GI motility modifier            Temmler (Germany)
Novagent                   Ibuprofen             anti-inflammatory               Temmler (Germany)
Beta-Timelets              Propanolol            anti-hypertensive               Temmler (Germany)
Tiamon Mono                Dihydrocodeine        Analgesic                       Temmler (Germany)
Regenon Retard             Diethylpropion        anti-obesity                    Ternmler (Germany)
____________________
(1)  Twice-daily dosing.

     TIAZAC(R)

     Our principal product is currently Tiazac(R), accounting for approximately 62% of our total revenues for the twelve months ended December 31, 1998. No other product individually accounted for 10% or more of our revenue base during such period. In 1998, all revenue related to Tiazac(R) was generated through our licensing agreement with Forest Laboratories Inc. ("Forest") and sales made by Crystaal.

     Tiazac(R) belongs to a class of drugs used in the treatment of hypertension and angina called calcium channel blockers, which generated U.S. sales of $3.9 billion for the twelve months ended December, 1998. Within the market for calcium channel blockers, diltiazem-related once-daily products accounted for approximately $948.0 million of U.S. sales for the twelve months ended December 31, 1998, the largest portions of which are represented by Cardizem CD; of $696.0 million, and Dilacor XR, of $136.0 million, including generics, both of which are branded diltiazem products. Tiazac(R) is another once-daily branded diltiazem product. Since we introduced Tiazac(R) in the United States in February 1996, Tiazac(R)'s market share has increased each month as a percentage of total prescriptions in the U.S. once-daily diltiazem market, to approximately 15% by the end of 1998. There can be no assurance that such levels of growth can be sustained.

     Tiazac(R) has several advantages over other formulations of diltiazem, including (1) a much smaller capsule size; (2) a wider dosing range (approved for a maximum daily dose up to 540 mg); (3) lower pricing and (4) labeling which specifically permits physicians to switch patients to Tiazac(R) from other formulations of diltiazem at the nearest equivalent daily dose. An NDA for Tiazac(R) was approved by the FDA in September, 1995 and by the Canadian Therapeutics Products Directorate (the "TPD") in April, 1997. We have also received approvals for Tiazac(R) in most of the European Union.

     We licensed the right to market Tiazac(R) in the United States to Forest in September, 1995 and the formal product launch took place in February 1996. Our license agreement with Forest provides it with a royalty payment of 8% of net sales for 16 years, commencing December 1995. In addition, under the

Company's 16 year supply agreement with Forest, we act as the exclusive manufacturer of Tiazac(R) and receives contractually determined manufacturing fees.

     In Canada, Crystaal currently markets Tiazac(R) through its field force consisting of over 40 representatives, under the direction of a marketing and sales management team located at the Company's headquarters in Mississauga, Ontario, Canada. Tiazac(R) has been accepted on the provincial drug formularies in each of the provinces of Canada, thereby making it eligible for reimbursement by the provincial government health plan in such provinces. Tiazac(R) was launched in Canada in May 1997 and is rapidly penetrating the market.

     Tiazac(R) is marketed under the trade name Viazem XL and under other trademarks in Europe. It is licensed to DuPont Merck in the United Kingdom and Ireland; Ratiopharm GmbH and Heumann GmbH in Germany; Zambon B.V. in The Netherlands; A/S GEA Farmaceutisk Fabrik in Denmark, Sweden and Finland and Crinos S.p.A. in Italy. Biovail has also recently licensed the product to two companies in South America and a company in Australia.

     PENTOXIFYLLINE

     A three times a day timed release formulation of pentoxifylline, introduced in September 1994 by Hoechst Marion Roussell, is marketed in the United States under the trade name Trental. Trental is used in the treatment of patients with peripheral arterial disease. U.S. sales of Trental and generic formulations of pentoxifylline were approximately $129.9 million in the twelve months ended December, 1998. Competitors' generic versions of Trental were launched in August 1997. We received approval of our generic version of Trental in July 1998 and markets this product in the United States through our licensee, Teva. We have an agreement with Glaxo Wellcome ("Glaxo") for us to market our generic version of Trental(R) in Latin America. However, we are currently determining our rights under this agreement.

     OTHER BRANDED PRODUCTS

     In addition to Tiazac(R) and generic Trental, we have formulated eleven other branded oral controlled-release products. We have licensed these products to marketing partners and receives royalties of approximately 3% of the licensee's net sales of such products. This royalty rate reflects the fact that these drugs were licensed before clinical trials had been completed and, as a result, significant development risks were shared by the licensees.

     The most significant product in this group is Oruvail, a controlled-release formulation of ketoprofen used in the treatment of rheumatoid arthritis and osteoarthritis, chronic conditions that we believe affect an estimated 38 million people in the United States alone. Oruvail is the world's first once-daily pH-dependent non-steroidal anti-inflammatory drug. Oruvail is internationally established as an effective anti-arthritic treatment and is currently marketed by our licensees, Wyeth-Ayerst Laboratories in the United States and Rhone-Poulenc Rorer in other countries. Sales of Oruvail in the United States were approximately $65.0 million in 1998. In the United States, a generic version of Oruvail was launched by a competitor in December 1997.

GENERIC PRODUCT PIPELINE

     We have a pipeline of eleven generic versions of branded controlled-release products, including Procardia XL, which we are developing on behalf of, and have a right to acquire from, Intelligent Polymers. See "- Branded Product Pipeline - Development Contract." As of December 31, 1998, wehad filed ANDAs for seven of our generic products with the FDA.
Collectively, the branded and generic versions of the seven products for which we had filed ANDAs generated approximately $2.1 billion in U.S. sales in the twelve months ended December, 1998. The branded versions of our products in development generated approximately $2.7 billion in U.S. sales in the twelve months ended December 31, 1998.

     The eleven drugs in the generic pipeline are used primarily in the treatment of chronic conditions in the cardiovascular, cardiopulmonary and bone and joint disease areas and for pain management, conditions for which controlled-release formulations provide significant clinical and economic benefits. Two of these are generic versions of diltiazem products, Cardizem SR (a twice-daily formulation) and Cardizem CD (a once-daily formulation). Tiazac(R), although a once-daily diltiazem formulation, is not a generic for Cardizem CD because it has a different release profile and is marketed as a branded version of diltiazem, not as a generic for Cardizem CD. As a result, we believe that our introduction of a generic for Cardizem CD will not significantly impact Tiazac(R) sales, but will instead erode branded Cardizem CD sales.

     We expect to price its generic products at a discount to branded products. However, because of the technological barriers associated with developing controlled-release products, we do not expect the Company's generic products to experience as much price erosion as immediate-release generic products, which are easier to replicate.

     The following chart presents information for the twelve months ended December 31, 1998 with respect to the branded versions of the seven ANDAs that are before the FDA.

   CURRENTLY                                                     TOTAL
    MARKETED                                             U.S. PRODUCT SALES(1)
   BRAND NAME     FILING DATE       INDICATION       (IN MILLIONS OF U.S. DOLLARS)
----------------  -----------  --------------------  -----------------------------
Cardizem SR          1996      Angina, Hypertension                      $ 30.8(2)
Cardizem CD          1997      Angina, Hypertension                       696.4
Verelan              1997      Angina, Hypertension                        93.3
Procardia XL (3)     1998      Angina, Hypertension                       637.2
Adalat CC            1998      Hypertension                               356.6
Dilacor XR           1998      Angina, Hypertension                       136.6(2)
Voltaren XR          1998      Osteoarthritis,
                               Rheumatoid
                               Arthritis                                  112.1

(1)  For the twelve months ended December 31, 1998.
(2)  Includes generic versions.
(3) We developed this product on behalf of Intelligent Polymers. See "-- Branded Product Pipeline -- Development Contract."

     GENERIC VERSION OF CARDIZEM SR

     Hoechst Marion Roussel introduced a controlled-release twice-daily version of Cardizem in February, 1989 under the brand name Cardizem SR. U.S. sales of Cardizem SR were approximately $31 million (including generics) for the twelve months ended December 31, 1998.

     We filed an ANDA for the generic version of Cardizem SR in 1996 and expect approval for it in 1999. Teva and Mylan Pharmaceuticals Inc. are currently marketing generic versions of Cardizem SR.

     GENERIC VERSION OF CARDIZEM CD

     A three to four times daily immediate-release formulation of diltiazem, introduced in November, 1982 by Hoechst Marion Roussel, is marketed in the United States under the brand name Cardizem. Hoechst Marion Roussel introduced a controlled-release once daily version in August, 1992 under the brand name Cardizem CD. U.S. sales of Cardizem CD were approximately $696 million for the twelve months ended December 31, 1998.

     We filed an ANDA for our generic version of Cardizem CD in the second quarter of 1997. Prior to such filing, Andrx Corporation and Purepac Pharmaceuticals each filed an ANDA for a generic version of Cardizem CD.

     GENERIC VERSION OF VERELAN

     A three to four times daily immediate-release formulation of Verapamil, originally introduced in March, 1982 by Knoll Pharmaceuticals, is marketed in the United States under the brand name Isoptin. Lederle Laboratories received approval for a controlled-release version in May, 1990 and the product is now marketed by Schwartz Pharma Inc. under the brand name Verelan. U.S. sales of Verelan were approximately $93 million for the twelve months ended December 31, 1998.

     We filed an ANDA for the generic version of Verelan in the second quarter of 1997. We believe we were the first filer of an ANDA for a generic version of Verelan.

     GENERIC VERSION OF PROCARDIA XL

     A three to four times daily immediate-release formulation of nifedipine, introduced in January, 1982 by Pfizer, is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled-release version in September 1989 under the brand name Procardia XL. U.S. sales of Procardia XL were approximately $637 million for the twelve months ended December 31, 1998.

     We developed a generic version of Procardia XL on behalf of Intelligent Polymers that includes multiple strengths and filed an ANDA in the first quarter of 1998. Prior to such filing, Mylan filed an ANDA for the 30 mg. strength only. Within 60 days of U.S. Regulatory approval, we have the right to exercise an option to acquire this product from Intelligent Polymers by paying, at the Company's option, either (1) base royalties of 10% of net sales from this product during a specified period or (2) within 30 days of the exercise of the option, a lump sum of $25.0 million. In the event that this option is exercised, we will possess all rights with respect to this product, including, without limitation, the right to manufacture, (or obtain manufacturing for) license and market this product.

     GENERIC VERSION OF ADALAT CC

     A three to four times daily immediate-release formulation of nifedipine, introduced in January, 1985 by Bayer, is marketed in the United States under the brand name Adalat. Bayer received approval from the FDA for a controlled-release version in April 1993 and markets the product under the brand name Adalat CC. U.S. sales of Adalat CC were approximately $357 million for the twelve months ended December 31, 1998.

     We filed an ANDA for the generic version of Adalat CC in the first quarter of 1998 that includes multiple strengths. Prior to such filing, Warner Chilcott Laboratories filed an ANDA for the 30 mg. strength only.

       GENERIC VERSION OF DILACOR XR

     A once daily controlled-release formulation of diltiazem, introduced in June 1992 by Rhone-Poulenc Rorer, Inc., is marketed in the U.S. by Watson Pharmaceuticals, Inc. under the brand name Dilacor XR. U.S. sales of Dilacor XR were approximately $136 million (including generics) for the twelve months ended December 31, 1998.

     We filed an ANDA for the generic version of Dilacor XR in the third quarter of 1998.

       GENERIC VERSION OF VOLTAREN XR

     A two to three times daily delayed-release enteric coated formulation of diclofenac, introduced in July 1988 by Ciba-Geigy Corporation, is marketed in the United States under the brand name Voltaren. Ciba-Geigy Corporation received approval from the FDA for a controlled-release version and began marketing this product in April 1996 under the brand name Voltaren XR. U.S. sales of Voltaren XR were approximately $112 million for the twelve months ending December 31, 1998. Today the marketer of Voltaren XR is Novartis Pharmaceuticals Corporation as a result of the Ciba-Geigy Corporation/Sandoz Pharmaceuticals Corporation merger.

     Biovail filed an ANDA for the generic version of Voltaren XR in the fourth quarter of 1998.

BRANDED PRODUCT PIPELINE

     In July 1997, we formed Intelligent Polymers primarily to develop once-daily controlled-release branded versions of selected drugs, whose patents have expired and which are currently marketed (1) only in immediate-release form or (2) in controlled-release form requiring multiple daily dosing. We expect that such products will be marketed under distinct brand names. In an initial public offering in October 1997, 100% of the common shares of Intelligent Polymers was sold to the public. At any time prior to October 2002, as the holder of a class of special shares of Intelligent Polymers, we have the right to buy from the public holders all, but not less than all, of Intelligent Polymers' common shares with cash, the Company's stock or a combination of both. Intelligent Polymers does not perform any research or other activities on its own behalf, but rather contracts with us to perform all such activities pursuant to the terms of the Development Contract (as defined below).

     In addition to a generic version of Procardia XL, under the Development Contract we are working to develop, on behalf of Intelligent Polymers, once-daily controlled-release branded versions of the following compounds, whose patents have expired:



                CURRENTLY                                                             U.S.PRODUCTSALES
                MARKETED                                                              (1) (IN MILLIONS
COMPOUND        BRAND NAME          U.S. MARKETER            INDICATION               OF U.S. DOLLARS)
--------        ----------          -------------            ----------               ----------------
                                                             Depression/smoking
Bupropion       Wellbutrin/Zyban    Glaxo Wellcome           cessation                     $655.5
Buspirone       Buspar              Bristol-Myers Squibb     Anxiety, depression            466.3
Metformin       Glucophage          Bristol-Myers Squibb     Diabetes                       727.1
Gabapentin      Neurontin           Parke-Davis              Epilepsy                       429.5
Tramadol        Ultram              Johnson & Johnson        Chronic pain                   384.0

-----------------------
(1)  U.S. product sales are for the twelve months ended December, 1998.

  BUPROPION

     A four times daily immediate-release formulation of Bupropion, introduced in July 1989 by Glaxo is marketed in the United States under the brand name Wellbutrin. In addition, a twice-daily controlled-release formulation of Bupropion, introduced in November 1996 by Glaxo, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation. U.S. sales of Wellbutrin/Zyban were approximately $656 million for the twelve months ended December 31, 1998.

     Indication: Bupropion is indicated for the symptomatic relief of depressive illness. Major depression is frequently encountered by patients of primary care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness. Bupropion is also indicated in the United States for use as an aid in smoking cessation.

     Clinical Efficacy: Bupropion has been proved to be effective in the treatment of depression. An open, uncontrolled study of 3,167 patients at 105 sites showed that functional status improved in patients treated with Welllbutrin SR for up to 56 days. This improvement was highly correlated with improvement in clinical symptoms.

     Bupropion can also be used in conjunction with other anti-depressant drugs. When combined with another class of anti-depressants, specified neurotransmitter modulators ("SNMs"), in 27 patients, greater symptomatic improvement was found in 19 (70%) of those 27 subjects during a combined daily use of Bupropion with an SNM (Prozac-equivalent) than with either drug alone.

     Intelligent Polymers' once-daily controlled-release formulation of Bupropion will seek to significantly improve upon the existing sustained release formulation by providing sustained plasma levels with better control of symptoms and improved compliance with convenient once-a-day dosing.
Clinically, it is important that symptoms in the depressed patient be adequately controlled as compliance is a major concern in these patients.

     In a study with children with attention deficit disorder with hyperactivity ("ADDH"), the results indicated that Bupropion may also be a useful addition to available treatments for ADDH.

     In addition, Bupropion has been demonstrated to be an effective aid in smoking cessation. In a placebo-controlled trial comparing transdermal nicotine, and sustained-release Bupropion, and a combination of both transdermal nicotine and sustained-release Bupropion in 893 patients for nine weeks, smoking cessation rates were 20% with placebo, 32% with nicotine alone, 46% with Bupropion alone and 51% with both transdermal nicotine and Bupropion.

     Market Size: The largest segment in the anti-depressant market is represented by SNMs (with which Bupropion is used in combination or with which it competes) which had U.S. sales of approximately $6.4 billion for the twelve months ended December 31, 1998. The anti-depressant market consists of four major drug categories: tricyclic anti-depressants, monoamine oxidase inhibitors, anti-mania drugs and SNMs. Major marketed brands include Tofranil (imipramine), Prozac (fluoxetine), Paxil (paroxetine), Luvox (fluoxamine) and Zoloft (sertaline). The smoking cessation market reached $381 million for the twelve months ended December, 1998. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

  BUSPIRONE

     A three times daily immediate-release formulation of Buspirone, introduced in October 1986 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Buspar. U.S. sales of Buspar were approximately $464 million for the twelve months ended December 31, 1998.

     Indication: Buspirone is indicated for the short-term symptomatic relief of excessive anxiety in patients with generalized anxiety disorder ("GAD"), which is also known as anxiety neurosis. GAD is a neurotic disorder characterized by chronic unrealistic anxiety often punctuated by acute attacks of anxiety or panic. Anxiety is a symptom of almost all psychiatric disorders and is encountered in day-to-day practice by both the general practitioner and the psychiatrist.

     Clinical Efficacy: Controlled studies suggest that Buspirone is effective in treating GAD and that, unlike other anti-anxiety drugs, tolerance to the therapeutic effect of Buspirone does not develop. In one study involving 121 patients, Buspirone was found to be effective in improving both anxiety and depressive symptoms in GAD patients. Another study showed that Buspirone was more effective and had fewer side effects than Lorazepam, a competing drug, and that, unlike patients treated with Lorazepam, those treated with Buspirone did not exhibit rebound anxiety. Given its effectiveness in treating symptoms of depression associated with GAD, Buspirone is also an effective and well tolerated drug for the treatment of depressive disorders.

     Market Size: The anti-anxiety market had approximately $1.1 billion in U.S. sales for the twelve months ended December 31, 1998, of which Buspirone was the market leader. Due to its efficacy in treating depressive symptoms in GAD patients, Buspirone also indirectly competes in the market for antidepressant drugs, including the market for SNMs, which represented U.S. sales of approximately $5.5 billion for the twelve months ended December 31, 1998. Major anti-anxiety brands other than Buspirone include Xanax (alprazolam), Librium (chlordiazepoxide), Valium (diazepam), Ativan (lorazepam), Serax (oxazepam) and Atarax (hydroxyzine).

  METFORMIN

     A two to three times daily immediate-release formulation of Metformin, introduced in April 1995 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Glucophage. U.S. sales of Glucophage were approximately $727 million for the twelve months ended December 31, 1998.

     Indication: Metformin is indicated for the treatment of diabetes mellitus which cannot be controlled by proper dietary management, exercise and weight reduction or when insulin therapy is not appropriate. Diabetes is a common disorder in which there are inappropriately elevated blood glucose levels and a variety of end organ complications leading to impaired kidney function and accelerated atherosclerosis.

     Clinical Efficacy: Clinical advantages of Metformin include achieving control of elevated blood sugar levels without exacerbating weight gain, which is a common side effect of other anti-diabetic treatments. Metformin differs from the sulfonylureas in that it does not elevate insulin secretion and does not produce abnormally low blood sugar levels.

     In controlled trials, Metformin has shown efficacy in lowering elevated blood sugar levels in the treatment of diabetes mellitus. In one such study of 289 obese patients with non-insulin dependent diabetes, poorly controlled with diet, the patients were given Metformin or a placebo. Blood sugar levels were on average 29% lower in patients receiving Metformin than in patients receiving a placebo. Furthermore, total cholesterol, LDL, and triglyceride concentrations decreased in patients receiving Metformin, but did not change in patients receiving a placebo.

     Market Size: The oral anti-diabetic market represented approximately $2.1 billion in U.S. sales for the twelve months ended December 31, 1998. Major anti-diabetic products other than Glucophage include Glucotrol XL (glipizide) and Glynase (glyburide).

  GABAPENTIN

     A three times a day, immediate-release formulation of Gabapentin introduced in February 1994 by Parke Davis is marketed in the United States
under the brand name Neurontin.   U.S. sales of Neurontin were approximately
$430 million for the twelve months ended December 31, 1998.

     Indication: Gabapentin is indicated as adjunctive therapy for the treatment of seizure disorders. It is used to minimize "break through" seizures in patients that are being treated for epilepsy using other anti-convulsant therapies.

     Clinical Efficacy: Gabapentin is an anti-convulsant drug whose mechanism of action is unknown. Clinical studies have shown that the use of Gabapentin as an add-on therapy reduces the incidence of refractory partial seizures as well as secondarily generalized tonic-clonic seizures in epileptic patients.

     Central nervous system side effects can occur in patients treated with Gabapentin. A sustained release formulation will minimize these side effects by providing steady state therapeutic plasma levels without the peaks and troughs normally associated with immediate-release dosing. A once a day dosing regimen should improve patient compliance.

     Market Size: Sales for the drug treatment of seizure disorders in the United States were $2.0 billion for the twelve months ended December 31, 1998. Gabapentin sales accounted for 17% of this market. Other anticonvulsant drugs include Dilantin (phenytoin), Depakene (valproic acid) and Tegopen (carbamazapine).

  TRAMADOL

     A three to four times daily immediate-release formulation of Tramadol, introduced in March 1995 by Johnson and Johnson, is marketed in the United States under the brand name Ultram. U.S. sales of Ultram were approximately $384 million for the twelve months ended December 31, 1998.

     Indication: Tramadol is indicated for the treatment of a variety of pain syndromes, including management of moderate to moderately severe chronic pain associated with cancer and other terminal illnesses. Pain is a common symptom of many diseases and is generally seen in everyday clinical practice.

     Clinical Efficacy: Tramadol is one of a number of narcotic (opioid) analgesics, which are among the most effective and valuable medications for the treatment of chronic pain. Tramadol's minimal propensity to induce typical opioid adverse effects is an advantage over other morphine-like agents. For example, relative to morphine, Tramadol causes less dependence and less respiratory depression. Tramadol also appears to be a promising drug for post-operative pain relief.

     In a recent article published in the American Journal of Medicine, the author concluded that, based on clinical experience, Tramadol appears to have a low potential for abuse or addiction. Results from U.S. and European studies indicated that Tramadol is an effective analgesic that may have a particularly important role in the management of chronic pain. Tramadol has been prescribed for almost two decades in Europe.

     Two long-term safety studies conducted on patients with chronic, nonmalignant pain demonstrated the efficacy of Tramadol in a variety of pain conditions.

     Intelligent Polymers' once-daily controlled-release formulation of Tramadol will seek to provide sustained pain control, as compared to the immediate-release form. This would be especially useful to cancer or terminally ill patients who need analgesics as a 24-hour treatment.

     Market Size: The combined market for narcotic and non-narcotic analgesics had U.S. sales of $2.0 billion for the twelve months ended December 31, 1998. The market for drugs for the relief of chronic pain consists of two major categories, narcotic and non-narcotic drugs. Narcotic analgesics include morphine (ketorolac) and Cataflam (diclofenac).

     Development Contract

     We have entered into a development and license agreement with Intelligent Polymers (the "Development Contract") under which we have agreed to use diligent efforts to (1) conduct toxicity, formulation development and clinical studies for, and pursue U.S. regulatory approval of, the branded products described above and (2) conduct clinical testing for, and pursue U.S. regulatory approval of, a generic version of Procardia XL. we consider the pricing structure of the Development Contract to be consistent with contractual relationships we have with other third parties.

     Payments to us under the Development Contract will be in an amount equal to the full amount of all development costs incurred by us in performing these activities, up to the maximum amount of funds available to Intelligent Polymers (which includes any licensing or marketing income earned by Intelligent Polymers and any cash received upon the exercise of our option to purchase the generic version of Procardia XL). These payments will be reduced by working capital of $1.0 million to be retained by Intelligent Polymers and a reserve of $1.5 million for possible litigation relating to the generic version of Procardia XL (including any portion of the litigation reserve remaining after FDA approval of such product). All funds required to fund the development of these products were raised in the $75.0 million initial public offering of Intelligent Polymers' common shares in October 1997.

     With respect to Procardia XL, we have the right, exercisable within 60 days of U.S regulatory approval, to acquire an exclusive license to the product upon payment by us, at our option, of either (1) a one-time cash fee of U.S. $25 million or (2) base royalties of 10 % of the net sales from the product.

     We will own all rights to the products which we will develop for Intelligent Polymers pursuant to the Development Contract. We will cause to be filed any patent applications with respect to the products that we reasonably believe to be patentable and technically significant. Although our patents, pending patent applications, and any patents obtained in the future covering such products developed on behalf of Intelligent Polymers may be of importance to future operations, there can be no assurance that any additional patents will be issued or that any patents, now or hereafter issued, will be of commercial benefit. Furthermore, although we will own any patents granted, these patents will be subject to Intelligent Polymers' license (the "License") to manufacture or obtain manufacturing for (subject to our exclusive manufacturing period, right of first refusal and right of approval), sell and otherwise market and sublicense others to market throughout the world (other than in Canada) all products developed by us on behalf of Intelligent Polymers. The License will also apply to products developed under other arrangements if we fail to reach agreement as to any necessary additional funding.

  Purchase Option

     As the holder of all of the issued and outstanding special shares, par value $1.00 per share, of Intelligent Polymers, we have the right to purchase until September 30, 2002 all, but not less than all, of the common shares of Intelligent Polymers outstanding at the time the our right is exercised (the "Purchase Option"). If the Purchase Option is exercised, the purchase price in the aggregate would be as follows:

                                                        EXPECTED PURCHASE
                                                        OPTION EXERCISE PRICE                  PRICE
 IF THE INTELLIGENT POLYMERS COMMON SHARES ARE          (IN  MILLIONS   OF                       PER
   ACQUIRED PURSUANT TO THE PURCHASE OPTION:            U.S.  DOLLARS)                         SHARE
-----------------------------------------------         ----------------------               ---------
Before October 1, 2000.........................                $146.0                         $39.06
On or after October 1, 2000 and on or before
September 30, 2001.............................                 182.5                          48.83
On or after October 1, 2001 and on or before
September 30, 2002.............................                 228.1                          61.04

     Subject to obtaining any necessary regulatory approvals, the Purchase Option exercise price may be paid in cash or in our common shares, or any combination of cash or common shares, at our sole discretion. Our common shares will be valued based upon the average of the closing prices for the common shares on the New York Stock Exchange for the five trading days immediately preceding the date of the exercise notice.

  SERVICES AGREEMENT

     We have also entered into a services agreement with Intelligent Polymers pursuant to which we have agreed to provide management and administrative services to Intelligent Polymers for a quarterly fee of $100,000. The Services Agreement terminates one year after termination of the Purchase Option. In addition, Intelligent Polymers may terminate the Services Agreement at any time upon 90 days' notice. Either we or Intelligent Polymers may terminate the Services Agreement in the event that the other party (1) breaches any material obligation thereunder or under the Development Contract, which breach continues for 60 days after notice thereof, or (2) enters into any liquidation or bankruptcy proceedings.

MARKETING

     Outside Canada, we do not engage in direct marketing or sales of our products. Instead, we seek to enter into licensing agreements with various regional and multinational pharmaceutical companies for the marketing and sale of the Company's products in specified territories. While the specific terms of each license agreement vary, the agreements in general require the licensee to (1) purchase the product from us and (2) pay us a royalty fee based on a specific percentage of net sales and/or a share of the net profits from sales of the licensed products.

  FOREST LABORATORIES

     We licensed the right to market Tiazac(R) in the United States to Forest in September 1995 and the formal product launch took place in February 1996. A license agreement with Forest provides for a royalty payment of 8% of its net sales of Tiazac(R) for a period of 16 years, commencing December 1995. In addition, under a 16 year supply agreement which also commenced December 1995, we act as the exclusive manufacturer of Tiazac(R) for Forest and receives contractually determined manufacturing fees.

     We have entered into mutual options with Forest to negotiate with each other regarding our respective pipeline products. For example, we will license Forest's Flumadine, an anti-viral drug for the treatment of influenza A, for sale in Canada through Crystaal. This agreement does not apply in the event that either of the parties decides to market its own products directly or through its subsidiaries or affiliates.

  TEVA PHARMACEUTICALS

     In December 1997, we entered into an agreement with Teva for the development and marketing in the United States of eight identified and four to-be-identified generic oral controlled-release products. See "--Generic Product Pipeline." Of the eight identified products, one, a generic version of Trental, has been approved by the FDA and ANDAs for seven others have been filed with the FDA. Biovail will manufacture the products covered by this agreement and will share the profits, after deducting manufacturing costs and an allowance for selling and distribution expenses incurred by Teva.

     We bear all costs and expenses for the development and registration for the eight identified products. We and Teva will jointly select and equally share the development costs (as determined by mutual agreement) associated with the development and registration of the four to-be-identified products. Under the terms of the agreement, Teva was obligated to pay us an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million related to reimbursement of research and development and $11.0 million related to the initial purchase of product. All of these amounts have been earned and received.

  INTERNATIONAL MARKETING ALLIANCES

     Tiazac(R) is marketed under the trade name Viazem XL and under other trademarks in Europe. It is licensed to DuPont Merck in the United Kingdom and Ireland; Ratiopharm GmbH and Heumann GmbH in Germany; Zambon B.V. in The Netherlands; A/S GEA Farmaceutisk Fabrik in Denmark, SBiovailden and Finland and Crinos S.p.A. in Italy. We have also recently licensed the product to two companies in South America and a company in Australia.

     In Canada, we have licensed the generic version of Cardizem CD (diltiazem) to Novopharm Limited, and have licensed the generic versions of Trental (pentoxyfilline), Verelan (verapamil), Adalat XL (nifedipine) and Cardizem SR (diltiazem) to Technilab Pharma Inc. These companies will market the products exclusively in Canada. Glaxo Wellcome S.A. has signed an exclusive agreement with us to market the generic version of Trental (pentoxyfilline) in Brazil, Argentina and Mexico.

  CRYSTAAL

     Crystaal, our Canadian marketing and sales division, provides sales and marketing support for our products as well as for products licensed from third parties worldwide. Crystaal is located at our headquarters in Mississauga, Ontario, Canada. Crystaal is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients.

     Crystaal has adopted a business strategy of acquiring licenses of third parties to sell branded drug products through strategic joint ventures and partnerships. We believe that this strategy, combined with our portfolio of existing and new controlled-release branded products, places Crystaal in an excellent position to become a significant marketing force in the Canadian market.

     Crystaal's product portfolio strategy is to focus on drugs for the primary care market, therapies for the acute care market and drugs for the treatment of central nervous system and neurological disorders. All three therapeutic areas represent rapidly growing market segments, offering a multitude of opportunities for acquiring third party licenses.

     The following table reflects products currently in Crystaal's pipeline and the status of their respective new drug submission ("NDS") filings in Canada:

       PRODUCT                      INDICATION                      STATUS
      --------                      -----------                     -------
Retavase(TM)
(reteplase
recombinant)           Acute myocardial infarction            Approved
Corlopam (fenoldopam)  Hypertension in hospitalized patients  NDS expected to be filed in Q2 1999
Brexidol
(B-cyclodextrin
complex)               Acute pain                             Approved
d-methylphenidate      Attention Deficit-Hyperactivity        NDS expected to be
                       Disorder (ADDH)                        filed in Q1 2000

     In Canada, Crystaal currently markets Tiazac(R) through its field force consisting of over 40 representatives under the direction of a marketing and sales management team located at the Company's headquarters in Mississauga, Ontario, Canada. Tiazac(R) has been accepted on the provincial drug formularies in all of the provinces, thereby making it eligible for reimbursement by the provincial government health plan in such provinces. Tiazac(R) was launched in Canada in May 1997 and is rapidly penetrating the market in such provinces.

TECHNOLOGY

     We have four oral drug delivery technologies which we use to develop controlled-release products. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, other generic manufacturers may be inhibited from duplicating products because of our patented or proprietary rights or because of the difficulty of duplicating our formulations.

     Oral controlled-release technology permits the development of specialized oral drug delivery systems that improve the absorption and utilization by the human body of a variety of pharmaceutical compounds. These systems offer a number of advantages, in particular, allowing the patient to take only one or two doses a day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved compliance and potential cost effectiveness, makes controlled-release drugs ideally suited for the treatment of chronic conditions.

     Our controlled-release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the drug in the gastrointestinal tract (the "GI tract"). The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period, while assuring gradual and controlled-release of the subject drug at a suitable location(s) in the GI tract.

     The release mechanism varies depending on the particular technology employed. Most of the release mechanisms rely on one of two technologies. The first technology is based on the disintegration of polymers which have been engineered to act in a specific manner based on particular conditions such as the pH level, or acidity, at various locations in the GI tract. The second technology is based on osmotic diffusion, which is the diffusion of the active ingredient across a semi-permeable membrane. In osmotic diffusion, active ingredients which are to be released in a controlled manner and absorbed into the body over time are placed within a semi-permeable membrane and diffuse across the membrane gradually over a 24 hour period, depending on the relative particulate concentration on the other side of the membrane as the drug travels through the GI tract. Release patterns are characterized as zero order, which indicates constant release over time, or first order, which indicates decreasing release over time.

     We use four proprietary drug delivery platforms, described below, involving matrix tablets or multiparticulate beads in capsules. These platforms are capable of producing a wide variety of controlled-release drug formulations.

     DIMATRIX

     Dimatrix is a diffusion controlled matrix technology for water soluble drugs in the form of tablets. The drug compound is uniformly dispersed in a polymer matrix. The mechanism of release involves the swelling of polymers within the matrix, thus enabling the drug to be dissolved and released by diffusion through an unstirred boundary layer. The release pattern is characterized as first order as the rate of drug diffusion out of the swollen matrix is dependent upon the concentration gradient.

     MACROCAP

     Macrocap consists of immediate-release beads made by extrusion/spheronization/pelletization techniques or by layering powders or solutions on nonpareil seeds. Release modulating polymers are sprayed on the beads using various coating techniques. The coated beads are filled in hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero order release.

     CONSURF

     Consurf is an intelligent zero order drug delivery system for hydrophilic and hydrophobic drugs in the form of matrix tablets. The drug compound is uniformly dispersed in a matrix consisting of a unique blend of polymers. The mechanism of release involves the concurrent swelling and dissolution of the matrix such that a constant surface tablet area is maintained during transit through the GI tract, resulting in zero order release.

     MULTIPART

     Multipart consists of a tablet carrier for the delivery of controlled-release beads which preserves the integrity and release properties of the beads. The distribution of the beads is triggered by disintegration of the tablet carrier in the stomach. Drug release from the beads can be pH activated or pH independent and can occur by disintegration or osmosis. The beads can be formulated to produce first or zero order release.

OPERATIONS

  RESEARCH AND DEVELOPMENT

     Our staff of scientists has expertise in all aspects of the drug development process, from pre-formulation studies and formulation development to scale-up and manufacturing. We have successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics.

     In 1996, we enhanced the Company's research capabilities when we opened our primary Canadian research and development (and administrative) facilities in Mississauga, Ontario, Canada. This facility is equipped with state-of-the-art technology and equipment. Complementing the technology is the group's optimized computer modeling and simulation expertise. We believe that this combination of highly specialized equipment, scientific expertise and proprietary internal technology platforms enables us to effectively pursue our controlled-release drug delivery research and development programs.

  MANUFACTURING AND FACILITIES

     We operate two modern, fully-integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba, Canada and Carolina, Puerto Rico. Both facilities meet FDA-mandated good manufacturing practices and are inspected on a regular basis by U.S., Canadian and other regulatory bodies and the our own auditing team to ensure compliance on an ongoing basis with such standards. Both manufacturing facilities are currently producing Tiazac(R) for distribution in the United States and Canada, and the Manitoba facility is producing our generic version of Trental for the United States.

     Our 75,000 square foot plant in Steinbach, Manitoba was constructed in 1994. Its manufacturing processes include (1) granulation and coating with solvents, bead extrusion and spheronization; (2) fluid bed drying and tableting; (3) high speed encapsulation with 100% quality control weight checks and (4) high speed automatic packaging lines.

     The Carolina, Puerto Rico facilities total 34,000 square feet, including 23,000 square feet of manufacturing capacity and 11,000 square feet of additional leased warehouse space. This plant is specially constructed for the high volume production of controlled-release beads.

  CONTRACT RESEARCH DIVISION

     Our Contract Research Division ("CRD") provides Biovail and other pharmaceutical companies with a broad range of clinical research services, including pharmacokinetic studies and bioanalytical laboratory testing. The CRD can also provide support services to its clients in the area of quality assurance.

     Operating as an independent business unit with its own independent internal ethics review board, the CRD is located in a 44,000 square foot stand-alone facility owned by us in Toronto, Ontario. This facility includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 200-bed study clinic.

     To date, the CRD has designed and conducted in excess of 1,700 Phase I bioavailability, bioequivalence and drug interaction studies involving in excess of 180 pharmaceutical products. Therapeutic areas in which studies have been completed include cardiovascular, cardiopulmonary, bone and joint disease, pain management, infectious diseases, central nervous system, gastroenterology and endocrinology. In addition, the CRD is active and experienced in the design and implementation of Phase III and Phase IV clinical trials from protocol design and monitoring to completion of statistical reports.

     The CRD includes a full-service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services for major regional and multinational pharmaceutical concerns. The laboratory is subject to full compliance with applicable regulations and standards required by United States, Canadian and certain other foreign regulatory bodies.


REGULATORY AFFAIRS AND QUALITY ASSURANCE

     Our Corporate Regulatory Affairs Department performs a key role in every aspect of the development and registration of each product and has prepared product submissions for regulatory agencies in the U.S., Canada, the United Kingdom and the European Union. This department also coordinates all data and document management, including amendments, supplements and adverse events reporting. Our Quality Assurance Department seeks to ensure that all stages of product development and production fully comply with Good Clinical, Laboratory and Manufacturing Practices.

PATENTS AND PROPRIETARY RIGHTS

     We have not routinely sought patents on our controlled-release technology because (1) a significant number of our current products under development are generic drugs and, when another company files an ANDA which competes with any ANDA filed for one of our generic products, patent protection would not afford benefits (which normally accrue to NDA holders) and (2) the filing of certain patents may provide potential competitors with information relating to proprietary technology which may enable such competitors to exploit information related to such technology which is not within the confines of the protection of the patent. Historically, we have relied on trade secrets, know-how and other proprietary information. While certain of our licensors have sought patents on controlled-release technology licensed to it, there can be no assurance that any patents will be issued or, if issued, that the manufacture, use, sale, importation or offer for sale of such patented matter will not infringe upon other patents or technology. Our ability to compete effectively with other companies will depend, in part, upon our ability to maintain the proprietary nature of our technology and to avoid infringing patents of others. To protect our rights in these areas, we require all licensors, licensees and significant employees to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.


EMPLOYEES

     As of December 31, 1998, we employed 465 employees (including 117 part-time employees). None of our employees are represented by a collective bargaining agreement. We have never experienced any work stoppage and believe our employee relations are good.


COMPETITION

     The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face competition from both conventional forms of drug delivery and controlled-release drug delivery systems developed, or under development, by other pharmaceutical concerns.
Many of these competitors have greater financial resources and marketing capabilities than we have. Our competitors in the United States and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including, without limitation, some of the licensees (or potential licensees) of our products, specialized contract research and research and development firms, universities and other research institutions. We believe that our controlled-release technology combined with our strategy of funding and controlling all or most aspects of our controlled-release pharmaceutical business will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for it to compete effectively with such firms and institutions. Our competitors, however, may succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by us or that would render our technologies and products obsolete or uncompetitive. In addition, certain of our competitors have greater experience than us in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

REGULATION

     The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products. The regulations applicable to our products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional experience in this area.

UNITED STATES REGULATION

     We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by the Company or its licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include (1) preclinical laboratory and animal toxicology tests; (2) scaling and testing of production batches; (3) submission of an Investigational New Drug Application ("IND"), which must become effective before human clinical trials commence; (4) adequate and well controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (5) the submission of an NDA to the FDA and (6) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA's ability to grant an approval if the application relied upon data which the applicant did not own. We do not intend to file applications where we do not own all the data either submitted with or included in our applications.

     Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND notice period has expired, clinical trials may be initiated, unless a hold on clinical trials has been issued by the FDA.

     Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics. Phase II involves studies in a limited patient population to (1) determine the efficacy of the product for specific targeted indications; (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required. We or the FDA may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

     The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. Section
355 (b) (1), also known as Section 505 (b) (1) of the FDC Act.

     ABBREVIATED NEW DRUG APPLICATION

     In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure would be available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the listed drug include changes in (1) route of administration;
(2) dosage form; (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

     PATENT CERTIFICATION AND EXCLUSIVITY ISSUES

     ANDAs are required to include certifications with respect to any patents which claim the Listed Drug or which claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire. If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months. If the drug product covered by an ANDA were to be found by a court to infringe another company's patents, approval of the ANDA could be delayed until the patents expire. Under the FDC Act, the first filer of a generic product is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer's generic product or a successful defense of a patent infringement suit.

     Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses. Patents outside the United States may differ from those in the United States. Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound. There may be additional patents relating to a person's proposed manufacture, use or sale of a product that could potentially prohibit such person's proposed commercialization of a drug compound.

     The FDC Act contains non-patent market exclusivity provisions which offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a "new chemical entity." Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use or a new dosage strength of a previously-approved product may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505 (b) (1) of the FDC Act.

     If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

CANADIAN REGULATION

     The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

     INVESTIGATIONAL NEW DRUG APPLICATION

     Before conducting clinical trials of a new drug in Canada, we must submit an IND to the Canadian Therapeutics Products Directorate (the"TPD"). This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "-- United States Regulation--New Drug Application."

     NEW DRUG SUBMISSION

     Before selling a new drug in Canada, we must submit a New Drug Submission ("NDS") to the TPD and receive a notice of compliance from the TPD to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPD reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPD will issue a notice of compliance for the new drug.

     Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug. In certain cases, the TPD does not require the manufacturer of a drug that is equivalent to a drug that has already been approved for sale by the TPD to conduct preclinical tests and clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved.

     The TPD may deny approval or may require additional testing of an NDS if applicable regulatory criteria are not met. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Non-compliance with applicable requirements can result in fines and other sanctions, including product seizures and criminal prosecutions.

     Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of controlled-release products.

     The Canadian government has regulations which prohibit the issuance of a notice of compliance ("NOC") for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the TPD. After receiving the list, the TPD may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the wave of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company's proposed manufacture, use or sale of a product that could potentially prohibit such company's proposed commercialization of a drug compound.

     Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies. The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

     ADDITIONAL REGULATORY CONSIDERATIONS

     Sales of our products by our licensees outside the United States and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

     Our manufacturing facilities located at Steinbach, Manitoba and Carolina, Puerto Rico operate according to FDA mandated Good Manufacturing Practices.
The manufacturing facilities are inspected on a regular basis by the FDA, the TPD and other regulatory authorities. Our self-auditing team seeks to ensure compliance on an ongoing basis with FDA mandated Good Manufacturing Practices. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

     In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. Biovail believes that it is in compliance in all material respects with such regulations as are currently in effect.

ITEM  2.   DESCRIPTION OF PROPERTIES

     We own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. We own two pharmaceutical manufacturing facilities: one in Steinbach, Manitoba, Canada totaling 75,000 square feet and the second in Carolina, Puerto Rico totaling 23,000 square feet. Our Contract Research Division is located in a 33,000 square foot owned facility in Toronto, Ontario, Canada. Our corporate office, formulations development research and the Canadian sales and marketing operation are located in a 35,000 square foot leased facility in Mississauga, Ontario, Canada. We also lease 2,500 square feet of office space in St. Michael, Barbados and 11,000 square feet of warehouse space in Carolina, Puerto Rico.

ITEM 3.    LEGAL PROCEEDINGS

     In 1996, Biovail entered into a settlement agreement with Elan Corporation plc. ("Elan") which resolved all claims and counterclaims made in litigation with respect to alleged patent infringement by Biovail of Elan's controlled-release patents for the drug delivery system employed in Cardizem CD. Such settlement agreement required (1) Biovail to pay royalties to Elan on U.S. sales of Tiazac(R) and on U.S. sales of any generic version of Cardizem CD introduced by Biovail and (2) Elan to pay royalties to Biovail on U.S. sales of Verelan. Pursuant to such settlement agreement, Biovail expects to be able to introduce a generic version of Cardizem CD, free of patent infringement litigation by Elan. Furthermore, pursuant to such settlement agreement, Elan is precluded in substance from commencing a lawsuit for patent infringement of its generic version of Verelan.. Elan's exclusive licensee commenced a patent infringement suit on behalf of itself and Elan, which alleges that the Company's filing of an ANDA for the Company's generic version of Verelan infringes upon its patent covering Verelan. That suit is in the process of being dismissed, with prejudice. The effect of such dismissal will allow Biovail to obtain FDA approval and to market this product without any legal or regulatory impediments or delays.

     In January 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the FDA, Faulding Inc. and Biovail seeking an order from the court which would preclude the FDA from approving any subsequently-filed ANDAs, including the Company's filed ANDA, for a generic version of Cardizem CD until Andrx receives from the FDA thirty days' prior notice of the FDA's intention to approve any such subsequently filed ANDA. Such notice would allow Andrx to attempt to seek court relief based on its position that as a first filer it is entitled to 180 days of market exclusively. Biovail has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter. Biovail has also counter-sued Andrx for anti-trust law violations based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner. The FDA has filed a motion seeking summary dismissal of Andrx' action. Andrx has filed its own motion to have its action dismissed; however, Biovail has not withdrawn the Company's counterclaim.

     In March 1998, Biovail commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover three times the Company's monetary damages and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations of the common law. A reasonable estimate of the Company's potential recovery for damages cannot be made at this time.

     From time to time, Biovail becomes involved in various legal proceedings which Biovail considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

     In this regard, Biovail and the Company's wholly owned subsidiary, Biovail Laboratories, Inc. ("Biovail Laboratories"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer, Inc., upon the filing by Biovail Laboratories of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement that, if successful, mandate a delay for the approval of the Company's ANDAs for a period of 30 months or until successful resolution of these patent infringement questions, whichever occurs first. Biovail is vigorously defending these suits and will aggressively pursue motions for summary judgment in due course.

     These four actions have been consolidated into two actions by the court. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed, and are unenforceable.

     On April 23, 1998, Biovail also filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer Inc. seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by the Company's filing of the Company's ANDAs. Biovail intends to amend the complaint in due course to assert that their patent has not been infringed by the filing of all four ANDAs by Biovail Laboratories. Biovail has also asserted that Bayer Corporation and Pfizer Inc. have violated anti-trust laws and have interfered with the Company's prospective economic advantage. Bayer and Pfizer have filed a motion to dismiss the anti-trust and interference counts, and in the alternative, to stay that action.

     On August 25, 1998, Andrx submitted to Biovail a Notice of Certification under the FDC Act wherein it certified that the ANDA filed by Andrx for a generic version of Tiazac did not infringe on the Company's patent. As a result, in October 1998, Biovail commenced a patent infringement suit against Andrx. The FDA cannot approve Andrx' ANDA for a period of 30 months from the filing of the Company's suit or the date when Andrx successfully defends the Company's patent infringement suit, whichever occurs first.

     While Biovail is not currently able to determine the potential liability, if any, related to such matters, Biovail believes none of the matters, individually or in aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

ITEM  4. CONTROL OF REGISTRANT

(a) As far as known to the Company, Biovail is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b) Shareholders owning more than ten percent of voting securities as of April 30, 1999:


                       IDENTITY OF PERSON
TITLE OF CLASS              OR GROUP              AMOUNT OWNED  PERCENT OF CLASS
--------------         --------------------       ------------  ----------------
Common Shares   Eugene Melnyk                      6,782,957          27.6
Common Shares   Officers and directors as a        7,091,423          28.9
                group  (i)

(i)   Eight persons including E. Melnyk

ITEM  5.    NATURE OF TRADING MARKET

     The Common Shares are listed for trading under the symbol "BVF", on the New York Stock Exchange in the United States and on The Toronto Stock Exchange in Canada.

     The following table sets forth, for the periods indicated, the high and low sale prices of the Company's Common Shares.

                            NEW YORK STOCK EXCHANGE
                                    (U.S.$)

                        1998                              1997
            -----------------------------  -----------------------------------
            1STQ      2ND Q  3RD Q  4TH Q  1ST Q  2NDQ      3RDQ      4THQ
            -----     -----  -----  -----  -----  -----     -----     -----
High . . .  48.94     46.50  34.75  37.81  29.88  32.63     30.13     39.06
Low . . .   33.50     30.31  24.25  21.75  21.25  20.88     25.44     26.63

                           THE TORONTO STOCK EXCHANGE
                                    (CDN.$)

                         1998                              1997
             -----------------------------  -----------------------------------
             1STQ      2ND Q  3RD Q  4TH Q  1ST Q  2NDQ      3RDQ      4THQ
             -----     -----  -----  -----  -----  -----     -----     -----
High. . . .  69.65     67.00  53.00  58.00  40.25  46.00     43.00     56.45
Low . . . .  47.75     44.75  36.95  32.25  28.45  29.00     35.45     33.45

At April 30, 1999, the closing prices for the Company's Common Shares were U.S. $35.06 on the New York Stock Exchange and Cdn. $52.00 on The Toronto Stock Exchange.

The following table indicates as of April 30, 1999, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with United States addresses, the portion of the outstanding Common Shares held in the United States, and the percentage of Common Shares held in the United
States:

                                                           NUMBER OF COMMON      PERCENTAGE OF
TOTAL NUMBER   TOTAL NUMBER OF       NUMBER OF             SHARES                COMMON SHARES  HELD
OF HOLDERS OF  COMMON SHARES         U.S.HOLDERS           HELD BY U.S. HOLDERS  BY U.S. HOLDERS OF
 RECORD (1)    OUTSTANDING              OF RECORD (2)           OF RECORD        RECORD
-------------  --------------------  --------------------  --------------------  --------------------
     424            24,512,273               169                19,146,460              78.11%

(1) A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 3,500 holders.

(2) The computation of the number of Common Shares held in the United States is based upon the number of holders of record with United States' addresses. United States residents may beneficially own Common Shares owned of record by non-United States residents.

DIVIDEND POLICY

     The Company has not paid cash dividends on its Common Shares, and at this time it intends to continue this policy for the foreseeable future in order to retain earnings for the development and growth of the Company's business. The Company's dividend policy will be reviewed periodically depending on the Company's financial position, capital requirements, general business conditions and on other factors.

MARKET PRICE VOLATILITY OF COMMON SHARES

     Market prices for the securities of pharmaceutical and biotechnology companies, including Biovail, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as: fluctuations in the Company's operating results, the aftermath of public announcements by the Company, concern as to safety of drugs, and general market conditions, can have an adverse effect on the market price of the Company's Common Shares.


ITEM  6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the Common Shares of the Company.

INVESTMENT CANADA ACT

     Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" are subject to review by Investment Canada, a government agency, and will not be allowed unless they are found likely to be of "net benefit" to Canada. An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is (i) CDN $5 million or more in the case of a "direct"acquisition; (ii) CDN $50 million or more in the case of an "indirect" acquisition; or (iii) between CDN $5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

     These thresholds have been increased for the purposes of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of CDN $184 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the CDN $184 million threshold applies.

     These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production,
financial services or transportation.   If the foregoing thresholds are not
met, the acquisition of a Canadian business by a non-Canadian will not be subject to review unless it relates to Canada's cultural heritage or national identity. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

COMPETITION ACT

     Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Act whereby notification of the transaction and specific information in connection therewith must be provided to the Director of Investigation and Research, Competition Bureau and the transaction may not be completed, in normal circumstances, until either 21 days after the Director has received the information required under the Act or 7 days after the Director has received the information where a short form filing is permitted.

     A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have total assets or total revenues from sales in, from or into Canada that exceed CDN $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: 1) for an acquisition of assets in Canada (either directly or by means of a share purchase) where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds CDN $35 million; 2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is 35% (and 50% if the acquiror owns 35% or more of the shares of the subject company prior to making the acquisition); or 3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed CDN $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed CDN $70 million.


ITEM  7.   TAXATION

CANADIAN FEDERAL INCOME TAXATION

     The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) the regulations and proposed amendments thereto (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Shares as capital property, are not residents of Canada at any time when holding Common Shares and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Shares that is effectively connected with an insurance business carried on in Canada.

GAINS ON DISPOSITION OF COMMON SHARES

     Under the Canadian Act, a non-resident person who disposes or is deemed to dispose of "taxable Canadian property" is subject to tax in Canada on any gain. The Common Shares will be taxable Canadian property of a person who, at any time in the immediately preceding five year period either individually or together, with one or more other persons with whom the person does not deal at arm's length, has owned (or had an option to acquire) 25% or more of the Common Shares or of any other class of stock of the Company. In some cases, tax treaties entered into between Canada and other countries may provide an exemption from such tax.

     Under the provisions of the Canada - United States Income Tax Convention, 1980, as amended, ("the Convention"), United States corporations or individual residents of the United States ("U.S.

Shareholders") that do not, and are not deemed to, use or hold the Common Shares in carrying on a business in Canada ("Unconnected U.S. Shareholders") generally will not be subject to Canadian federal income tax on any capital gain recognized upon the disposition of their Common Shares, provided that the value of the Common Shares is not derived principally from real estate situated in Canada, as determined at the time of their disposition. The Company is of the view that the Common Shares currently do not derive their value principally from such real estate.

     Under the Convention, Canada reserves the right to tax a capital gain of a U.S. resident individual if the Common Shares are taxable Canadian property and the individual was a resident of Canada for 120 months during any period of 20 consecutive months preceding the disposition and was a resident of Canada at any time during the 10 years immediately preceding the disposition, if the Common Shares (or any shares for which they were substituted in a non-recognition transaction) were owned by the individual when he or she ceased to be a resident of Canada.

     For United States federal income tax purposes, an Unconnected U.S. Shareholder generally will recognize capital gain or loss on the disposition of Common Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Shareholder's adjusted basis in the Common Shares. Capital losses are deductible to the extent of capital gains and, in the case of non-corporate U.S. Shareholders, may be used to offset ordinary income.

TAXATION OF DIVIDENDS

     Dividends paid to, and beneficially owned by, Unconnected U.S. Shareholders owning less than 10% of the voting shares of the Company generally are subject to Canadian withholding tax at the reduced rate of 15% under the Convention. In the case of a dividend beneficially owned by a corporate Unconnected U.S. Shareholder owning 10% or more of such shares, the withholding tax rate generally is reduced to 5% under the Convention.

     Unconnected U.S. Shareholders generally will treat the gross amount of dividends paid by the Company, without reduction for Canadian withholding taxes, as ordinary taxable income for United States federal income tax purposes. In certain circumstances, however, Unconnected U.S. Shareholders may be eligible to receive a foreign tax credit for such taxes and, in the case of a corporate Unconnected U.S. Shareholder owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. Dividends paid by the Company to United States corporations will not, however, give rise to the dividends received deduction generally allowed those corporations under United States federal income tax law.

     The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their common stock.


ITEM  8.   SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto, other financial data, and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

     The consolidated operating data for the years ended December 31, 1996, 1997 and 1998, and the consolidated balance sheet data as at December 31, 1997 and 1998 are derived from and are qualified by reference to, the audited consolidated financial statements included elsewhere in this document. The consolidated operating data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data as December 31, 1994, 1995 and 1996 are derived from the audited consolidated financial statements included as part of the Annual Report on Form 20-F for the prior three fiscal years.


                                               1998         1997        1996             1995      1994
                                           -------------  --------   ---------        ---------  --------
CONSOLIDATED OPERATING DATA:
Revenue
Product Sales....................                $69,154   $50,333     $54,313           $7,915   $ 4,975
Research and Development.........                 32,070    19,559       4,374            4,333     3,909
Royalty, Licensing and Other.....                 11,612    12,487       7,743            7,396     7,680
                                           -------------  --------   ---------        ---------  --------
                                                 112,836    82,379      66,430           19,644    16,564
                                           -------------  --------   ---------        ---------  --------
Expenses
Product Sales....................                 28,593    16,471      21,757            2,715     2,102
Research and Development.........                 17,490    14,386      10,901            7,194     5,578
Selling and Administrative.......                 17,608    13,989      10,166            7,182     6,359
                                           -------------  --------   ---------        ---------  --------
                                                  63,691    44,846      42,824           17,091    14,039
                                           -------------  --------   ---------        ---------  --------
Operating Income.................                 49,145    37,533      23,606            2,553     2,525
Interest ( Expense) Income, net..                (1,702)      (351)        392             (99)      (589)
Gain on Licensing Settlement.....                      -         -           -            3,617         -
Gain on Debt Settlement..........                      -         -           -                -     7,955
                                           -------------  --------   ---------        ---------  --------
Income before Income Taxes.......                 47,433    37,182      23,998            6,071     9,891
Provision for Income Taxes.......                  2,024     1,941         714              201       430
                                           -------------  --------   ---------        ---------  --------
Net Income.......................                 45,419    35,241      23,284            5,870     9,461
Earnings Per Share (1)...........                  $1.70   $  1.38     $  0.92            $0.23   $  0.43
                                           =============  ========   =========        =========  ========
BALANCE SHEET DATA:
Working Capital..................               $115,324   $47,663     $ 9,606             $696   $   547
Total Assets.....................                199,919    93,739      58,606           60,867    25,630
Long-Term Debt...................                126,182     2,960       4,670            7,951     9,782
Shareholders' Equity (2)                          50,677    75,458      36,943           14,592     7,693
STATISTICS AND RATIOS
Cash flow from operations per share.               $1.99   $  0.17     $ (0.22)           $1.25   $  0.14
Research and Development
spending  as % of net revenues...                  15.5%      17.5%       16.4%           36.6%      33.7%
EBITDA...........................                 54,103    40,690      25,573            3,791     3,335
EBITDA as % of net revenues......                  48.0%      49.4%       38.5%           19.3%      20.1%
EBITDA as % return on
Shareholders' equity.............                 106.8%      53.9%       69.2%           26.0%      43.4%
EDITDA per share.................                  $2.03   $  1.59     $  1.01            $0.15   $  0.18

Reconciliation of net income between generally accepted accounting principles ("GAAP") in Canada ("Cdn.") and the United States ("U.S.")


                                                               YEARS ENDED DECEMBER 31,
                                             ------------------------------------------------------------
                                              1998         1997           1996         1995       1994
                                             -------  --------------  ------------  ----------  ---------
CONSOLIDATED INCOME (LOSS)
Net income under - Cdn. GAAP...............  $45,419         $35,241       $23,284      $5,870   $ 9,461
U.S. GAAP adjustments
Write-off of product launch advertising
Costs......................................
Collection of warrant subscription              (426)              -             -           -         -
Receivable.................................   (1,179)          (750)             -           -         -
Compensation cost of employee stock
options GgGAAP                                (2,237)        (1,669)          (620)          -         -

Gain on debt settlement treated as
contributed
Surplus....................................        -              -              -           -    (7,955)
                                             -------  --------------  ------------  ----------  --------
Net income according to U.S. GAAP..........  $41,577         $32,822       $22,664      $5,870   $ 1,506
                                             =======  ==============  ============  ==========  ========
Earnings per share under U.S.GAAP
Basic......................................  $  1.56           $1.28         $0.89       $0.23   $  0.07
                                             =======  ==============  ============  ==========  ========
Weighted average number of common
shares outstanding under U.S. GAAP
Basic......................................   26,641          25,606        25,378      24,993    21,850
                                             =======  ==============  ============  ==========  ========

(1) In February, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share", which requires presentation of basic earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. As required, the Company adopted the provisions of SFAS No. 128 in the year ended December 31, 1997. All prior period weighted average and per share information has been restated in accordance with SFAS No. 128.

(2)   The components of shareholders' equity under U.S. GAAP are as follows:


                                           1998                1997
                                      --------------       ------------
Share capital.......................        $19,428            $18,465
Warrants............................          8,244              8,244
Warrant subscription receivable.....         (6,315)            (7,494)
Retained earnings...................         26,111             54,914
Accumulated other comprehensive loss         (2,106)              (960)
                                      -------------   -----------------
                                            $45,362            $73,169
                                      =============        ===========

     Under U.S. GAAP, the Company would record in paid-up capital an amount equal to the proceeds attributable to Warrants as determined at the time of their issuance along with an offsetting contra equity account, "Warrant subscription receivable". Under Cdn. GAAP, the offsetting amount has been recorded as a reduction in retained earnings.

ITEM 9                MANAGEMENT DISCUSSION AND ANALYSIS

               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                         YEAR ENDED DECEMBER 31, 1998.


OVERVIEW

Biovail Corporation International ("Biovail" or "the Company") derives its revenues from (i) developing and licensing oral controlled-release pharmaceutical products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.


RESULTS OF OPERATIONS

Revenues for 1998 were $ 112,836,000, a 37% increase over the $82,379,000 recorded in 1997. Revenues for 1997 were 24% higher than the $66,430,000 recorded in 1996. Net income in 1998 increased by 29% to $45,419,000, or $1.70 per share, compared to $35,241,000, or $1.38 per share in 1997 and $23,284,000, or $0.92 per share in 1996. The continued growth of the company is due primarily to the success of Tiazac(R) in the US market, the launch and growing acceptance of Tiazac(R) in the Canadian market, and the growth in Tiazac(R) sales to other international markets. Research and development revenues increased significantly, reflecting record activity at the Contract Research Division on behalf of third parties.

Biovail's growth is also supported by several development and marketing agreements in respect of the Company's products.

Intelligent Polymers Limited ("IPL") was formed by the Company in July 1997 to develop once-daily controlled-release versions of selected drugs whose patents have expired, by combining the Company's proprietary drug delivery technologies with various drug compounds. In October 1997, IPL completed a public offering of units and raised net proceeds of approximately $69,500,000. Substantially all of the proceeds of the offering are being used to make payments to the Company under a Development Contract whereby Biovail is undertaking the development on IPL's behalf, of five identified once-daily controlled release branded generic versions of designated products and one controlled-release generic product.

In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled-release products. Under the terms of the agreement, Teva paid the Company $18,500,000 in 1998 and $16,000,000 in 1997 for reimbursement of research and development fees and product shipments.

In December 1998, the Company entered into an agreement with H. Lundbeck A/S of Copenhagen, Denmark ("Lundbeck") for the development, manufacture and supply of a controlled-release (CR) formulation of the anti-depressant Citalopram. In terms of the agreement Lundbeck will pay Biovail product development fees of $8,500,000 and an agreed supply price upon commercialization of the CR
formulation.   $3,500,000 was recorded as revenue in 1998.

The Company's growth strategy relies on product shipments and advancing the development and regulatory approval of its pipeline products. In support of this strategy the Company incurred research and development expenses totaling $17,490,000 in 1998.

REVENUE

Product Sales in 1998 were $69,154,000 compared with $50,333,000 and $54,313,000 in 1997 and 1996, respectively. The 37% growth in 1998 is attributable to increased sales of Tiazac(R) to Forest Laboratories Inc. ("Forest") for the U.S. market, where the FDA approved the product for the treatment of angina, significant growth in shipments of Tiazac(R) to the European market and the shipment of product to Teva. The decrease in manufacturing revenues in 1997 compared with 1996 was due to a one-time contractual price reduction to Forest of approximately 25%, which occurred at the end of the second quarter of 1997.

Research and development revenue from third-party customers in 1998 was $32,070,000 compared with $19,559,000 and $4,374,000 in 1997 and 1996, respectively. The increase in 1998 relates to product development activities undertaken for IPL, Teva and Lundbeck.

Royalty and licensing revenue, net of related expenses, totaled $11,612,000 in 1998, compared with $12,487,000 and $7,743,000 in 1997 and 1996, respectively.
1998 was favorably impacted by increased royalty revenues in respect of Forest sales of Tiazac(R) in the U.S. market, and by the elimination of the royalty obligation to Galephar on sales of Tiazac(R) in the U.S. and Canada. Revenues in 1998 were adversely affected by the amortization expense related to the elimination of the royalty obligation and by lower royalty revenues in respect of Oruvail sales in the U.S., where a competing generic product was introduced.

COST OF GOODS SOLD AND GROSS MARGINS

The cost of goods sold as a percentage of product sales was 41% in 1998 compared with 33% in 1997 and 40% in 1996. The Company's gross margins are impacted by product sales price, product mix and manufacturing volumes. In 1998, sales of Tiazac(R) to U.S. trade customers (excluding sample sales) approximated 74% of total U.S. unit sales as compared to 83% in 1997. Since trade supplies are sold at a higher price than sample sales and also have a lower cost due to lower packaging and labor costs, margins were adversely affected. Margins in the U.S. were also reduced as a result of the one-time price reduction to Forest of approximately 25% which occurred in the second quarter of 1997. As a result of the lower percentage of trade sales, and contractual price reductions to the Company's marketing partner in the U.S., manufacturing margins decreased to 59% in 1998, as compared to 67% in 1997. In 1997, manufacturing margins increased to 67% from 60% in 1996, on account of a higher percentage of trade sales in the U.S, the launch of Tiazac(R) in Canada where relatively high margins are realized due to the company's direct marketing, and improved manufacturing efficiencies.

RESEARCH AND DEVELOPMENT

Research and development expenses for 1998 were $17,490,000 compared with $14,386,000 and $10,901,000 in 1997 and 1996, respectively. The increased spending relates to the increased level of activity in respect of branded generic products being developed on behalf of IPL, the generic products being developed under the Teva agreement, and other activities for third party contract development customers. The IPL and Teva agreements were not in place during 1996 and had a relatively minor impact in 1997.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased to $17,608,000 (16% of total revenues) in 1998, compared to $13,989,000 (17% of total revenues) and $10,166,000 (15% of total revenues) in 1997 and 1996 respectively. The increase in 1998 was as a result of higher levels of activity throughout the Company, including: the full year impact of increased sales and marketing costs related to the sale of Tiazac(R) in

Canada, registration costs associated with the introduction of Tiazac(R) to European markets, increased legal costs and the hiring of key management personnel.

OPERATING INCOME

Operating income for 1998 was $49,145,000 compared to $37,533,000 in 1997 and $23,606,000 in 1996. Segment operating income, before unallocated selling, general and administrative expenses, was $55,099,000 in 1998 compared to $40,435,000 in 1997 and $25,087,000 in 1996. Of this total, product sales accounted for $30,780,000 compared to $24,854,000 in 1997 and $25,947,000 in
1996. The increase in 1998 relates to the increased sales of Tiazac(R) to the U.S. and European markets and shipment of product to Teva. Research and Development accounted for $13,047,000 in 1998 compared to $3,589,000 in 1997 and $(8,115,000) in 1996. The increase in 1998 reflects higher product development activities for IPL, Teva, and Lundbeck, and improved margins from the Contract Research Division. Royalty and licensing activities generated segment operating income of $11,272,000 compared to $11,992,000 in 1997 and $7,255,000 in 1996. In 1998 increased royalty revenues from Tiazac(R) sales were more than offset by the lower royalties from Oruvail sales in the U.S. where a competing generic product was introduced.

INTEREST

Net interest expense in 1998 was $1,702,000, compared with $351,000 in 1997 and net interest income of $392,000 in 1996. Prior to November 15, 1998 the Company used its operating line of credit to support its working capital requirements which were comparable with the prior year. After November 15, 1998 net interest expense includes interest on the $125 million U.S. Dollar Senior Notes, less interest earned on the proceeds invested, after repayment of bank borrowings and costs of the share repurchase program. Net interest income in 1996 was earned as a result of surplus cash and short-term investments.

INCOME TAXES

Income taxes in 1998, 1997 and 1996 of $2,024,000, $1,941,000 and $714,000,
respectively, relate to the Company's foreign subsidiaries, in respect of which lower statutory tax rates apply than those in Canada. The benefit of tax losses incurred in Canadian entities has not been recognized for accounting purposes to date.

NET INCOME

The Company recorded net income of $45,419,000 or $1.70 per share in 1998, compared with $35,241,000 or $1.38 per share in 1997 and $22,712,000 or $0.92 per share in 1996. Earnings per share have been calculated using the weighted average number of common shares outstanding during the year.

EBITDA

EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, in 1998 was $54,103,000 compared with $40,690,000 in 1997. The ratio of total debt to EBITDA for 1998 was 2.3 : 1 compared with 0.1 : 1 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company's working capital was $115,324,000 compared with $47,663,000 at December 31, 1997 which represented a working capital ratio of 6.1:1 compared with 4.1:1, respectively. Cash generated from operations was $50,376,000 and $38,398,000 in 1998 and 1997, respectively.

Cash flow from operations was $53,573,000 in 1998 compared to $4,316,000 in 1997. Working capital increased in 1998 due to a lower level of inventories and an increase in customer prepayments and accounts payable, offset by a higher level of accounts receivable.

Investing activities in 1998 included the acquisition of the royalty interest from Galephar for $15,000,000, long-term investments of $10,043,000, the acquisition from Centocor, Inc. of the exclusive distribution rights in Canada for Retavase for $4,000,000, and fixed asset additions of $3,744,000. In 1997, investing activities primarily comprised fixed asset additions of $2,664,000.

Net cash was generated from financing activities of $49,493,000 in 1998 compared to $2,635,000 in 1997. The 1998 cash generated was as a result of the issuance of U.S. Senior Notes, net of financing costs, of $120,400,000, and the receipt of $3,929,000 from the issuance of common shares on the exercise of stock options, offset by the open-market purchase of 2,272,000 common shares at a cost of $72,141,000 and net long-term debt repayment of $2,695,000. Financing activities in 1997 generated cash of $2,635,000. This amount comprised $4,464,000 from the issuance of shares on the exercise of stock options, offset by net repayments of long-term debt of $1,829,000.

Exchange rate changes on foreign cash balances resulted in a reduction of cash of $109,000 and $19,000 in 1998 and 1997, respectively.

As a result of the foregoing, the Company's cash position at December 31, 1998 was $78,729,000, compared with $8,275,000 at December 31, 1997.

The Company's total long-term debt was $126,835,000 at December 31, 1998 compared with $4,847,000 at December 31, 1997, resulting in debt to equity
ratios of  2.5 : 1 and   0.06 : 1, respectively.

The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to raise additional equity capital to support its growth objectives. There can be no assurance, however, that the Company's capital and sources of financing or its ability to obtain additional capital, or sources of financing, on acceptable terms, will be sufficient to sustain the Company's ongoing operational requirements or its growth objectives.

The Company and its subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In 1998, revenue was generated in the following proportions: 88 % in U.S. dollars, 12 % in Canadian dollars. In addition, expenses were incurred in the following proportions: 72 % in U.S. dollars, and 28 % in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relative stability of the Canadian dollar in relation to the U.S. dollar. The Company does not utilize foreign exchange hedging instruments.

YEAR 2000 COMPLIANCE

The "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not process dates beyond 1999. The Company is reliant upon information technology primarily in the areas of financial management and manufacturing. The Year 2000 issue has potential implications for the Company's business applications and for its automated pharmaceutical manufacturing processes, which may be reliant on process controllers and electronic measuring devices.

Responsibility for overseeing the Company's response to the Year 2000 issue has been assigned to the Chief Financial Officer. A Year 2000 project team has been assembled and management of the project has been assigned to the Manager of Information Technology.

As part of its Year 2000 preparedness program, the Company purchased and is now in the final stages of installing an enterprise-wide business system to handle financial and manufacturing applications at all of its locations. The Company expects the system to be fully functional in mid-1999. Although the system was represented by the vendor to be Year 2000 compliant, the Company is performing detailed analysis of all applications to ensure compliance.

The Company's approach to Year 2000 readiness has focused on:
1. Business system hardware and software, including interfaces with third party systems.
2. Embedded technologies related to equipment that controls laboratory testing, pharmaceutical manufacturing, environmental and communication equipment.
3.   Business relationships with vendors and customers.

After initial identification of all areas that might be affected by the Year 2000 issue, the Company performed an impact analysis to assess the relative risk potential for the Company's operations. Based on this, priorities for detailed system analysis were established and planning for appropriate remedial action was undertaken. The project team has been working with consultants and other third parties to implement this remedial plan. The plan includes testing for the business system and other ancillary systems and equipment, including facility environmental systems, phone, fax and desktop computers. Testing of all systems includes simulation of dates prior to, during and after the century change. This effort is expected to be completed by mid-1999.

Costs

The Company estimates that the cost of achieving Year 2000 compliance (excluding the cost of purchasing the new business system) will be approximately $500,000. All costs, which are not deemed material, will be expensed.

Risks and contingency plans.

Examples of the risks that the Year 2000 issue could pose, are as follows:
1. Business applications such as payroll, accounts payable and purchasing could be disrupted until the systems can be corrected.
2. Manufacturing operations could be disrupted and product quality affected through failure of environmental systems.
3. Manufacturing operations could be adversely affected through disruptions in the provision of critical supplies and services by vendors.
4. Non-compliance on the part of a major customer might adversely effect that customer's ability to pay for the Company's products.

The Company is in the process of developing a contingency plan, which it expects to complete by mid-1999, to address the possibility of the Company and/or its suppliers not being Year 2000 compliant. The plan will specifically address the risks presented to manufacturing and product quality.

The Company believes that it is taking the necessary steps to resolve Year 2000 issues; however, there can be no assurance that one or more such failures would not have a material adverse effect on the Company.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this annual report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.


ITEM 10.   DIRECTORS AND OFFICERS OF THE COMPANY

     The name, municipality of residence, their ages as of April 30, 1999 and position with the Company of each of the directors and executive officers are set forth below:

           NAME (1)             AGE                   POSITION

Eugene N. Melnyk (2)..........
St. Philip, Barbados            39   Chairman of the Board and Director
Bruce D. Brydon...............
Milton, Ontario, Canada         52   Chief Executive Officer and Director
Robert A. Podruzny............       President, Chief Operating Officer and
Markham, Ontario, Canada        51   Director
Kenneth C. Cancellara, Q.C....       Senior Vice President,  General Counsel,
Toronto, Ontario, Canada        52   Secretary and Director
Rolf K. Reininghaus...........
Mississauga, Ontario, Canada    53   Senior Vice President and Director
Kenneth G. Howling............
Toronto, Ontario, Canada        42   Vice President, Chief Financial Officer
Kenneth S. Albert, PhD........
Mount Kisco, New York, USA      57   Vice President, Chief Scientific Officer
Wilfred G. Bristow (2)........
Campbellville, Ontario, Canada  67   Director
Roger Rowan (2)...............
Toronto, Ontario Canada         46   Director
Robert Vujea..................
Grand Rapids, Michigan, USA     74   Director

-----------------
(1) Directors serve one year terms.
(2) Member of the Audit Committee.

     Mr. Melnyk has been the Chairman of the Board and a Director since March 29, 1994, the effective date of the amalgamation (the "Amalgamation") of the Company's predecessor entities, Biovail Corporation International ("BCI") and Trimel Corporation ("Trimel"). Prior to that time, he had been the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

     Mr. Brydon has been the Chief Executive Officer since November 1997. He joined Biovail as the Chief Executive Officer and President in January 1995 and has been a Director since May 1995. Prior to that time and since 1990 he had been President, Managing Director and Chairman of the Board of the Canadian Operations of Boehringer Mannheim. In the late 1980s, Mr. Brydon served as President and CEO of Beiersdorf Canada.

     Mr. Podruzny has been the President and Chief Operating Officer since November 1997. He joined Biovail as Vice President, Finance and Chief Financial Officer in January 1996. Mr. Podruzny came to Biovail from Browning-Ferris Industries Ltd. where he served as the Chief Financial Officer and as a Director of the Canadian operation from 1993 to 1995. From 1987 to 1992, Mr. Podruzny served as General Manager of the U.S. Health Promotion Division of MDS Health Group, a Toronto-based medical services company. Mr. Podruzny is a Chartered Accountant in Canada and holds an MBA in finance.

     Mr. Cancellara joined Biovail as Senior Vice President and General Counsel in March 1996, was appointed Secretary in April 1996, and has been a Director since May 1995. Prior to that time, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he held many positions including Chairman of the Executive Committee and managing partner.

     Mr. Reininghaus has been a Senior Vice President and a Director since the Amalgamation and has been President of Crystaal since November 1997. Prior to that time, he had been the President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel Corp. or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG.

     Mr. Howling joined Biovail as Vice President, Finance and Chief Financial Officer in November 1997. Mr. Howling came to Biovail from Pharma Patch Plc, a small bio-technology company involved in transdermal drug delivery, where he served as Vice President, Finance and Chief Financial Officer from November 1993 to November 1997. Mr. Howling served as General Manager and Corporate Secretary from June 1991 to November 1993 and as Controller and Corporate Secretary from June 1988 to June 1991 for Roberts Company Canada Limited.
Prior to that time, he spent 10 years in financial and general management positions including positions with SmithKline Beecham, Bencard Allergy Laboratories, McGraw Edison and Price Waterhouse. Mr. Howling is a Certified Public Accountant and received his Accounting degree from Upsala College in New Jersey.

     Dr. Albert joined Biovail as Vice President, Chief Scientific Officer in January, 1999. Dr. Albert came to Biovail from Schien Pharmaceutical Inc., where he had been the Vice President, Research and Development from 1995 to 1998. Prior to his tenure at Schein, Dr. Albert was Corporate Director, Research and Development at Forest Laboratories from 1988 to 1995 and prior to that time he spent 14 years in senior Research and Development positions at the Upjohn Company and Merck Sharp and Dohme.

     Mr. Bristow has been a Director since the Amalgamation. Prior to that time, he had been a Director of BCI since January 1993. Mr. Bristow had been a senior investment advisor at Nesbitt Thomson Inc., a Canadian investment banking firm, since December 1991. From September 1975 to December 1991, he served as vice president and director of Richardson Greenshields of Canada, an investment banking firm.

     Mr. Rowan was elected to the Board of Directors in June 1997. Mr. Rowan has been President and Chief Operating Officer of Watt Carmichael Inc., a private investment firm, since May 1994. Prior thereto, Mr. Rowan was the Executive Vice President and Chief Operating Officer of Watt Carmichael Inc. since 1991.

     Mr. Vujea was elected to the Board of Directors in June 1997. Mr. Vujea has been President of R & D Chemical Corporation, a chemical manufacturer and distributor, since 1974. Prior thereto, Mr. Vujea held senior management positions within a number of companies including American Greeting Card Corporation, Cole National Corporation and Diverco Incorporated.

SCIENTIFIC ADVISORY BOARD

     The Company's Scientific Advisory Board advises the Company on developments relevant to current and future forms of controlled-release drug delivery system technology. The Scientific Advisory Board has significant experience in the areas of pharmaceutical chemistry, controlled-release formulation development, international drug development, pharmacokinetics, polymer coatings, and U.S., Canadian and international drug approval process requirements. In addition, Scientific Advisory Board members consult on aspects of controlled drug release formulation planning and feasibility studies. While the Scientific Advisory Board holds formal meetings with the Company on a quarterly basis during the year, most of the members of the Scientific Advisory Board are also serve as consultants to the Company and,
accordingly, counsel and advise on a continual basis throughout the year.   The
following table and subsequent biographies profile the members of the Scientific Advisory Board:

           NAME             POSITION
Kenneth  S. Albert, Ph.D..  Chairman of  the Scientific Advisory Committee
Arnold H. Beckett, Ph.D...  ViceChairman of the Scientific Advisory  Committee
Shrikant V. Dighe, Ph.D...  Pharmaceutical Consultant, Bethesda, Maryland
Norman W. Lavy, Ph.D......  Pharmaceutical Research and Medical Affairs
                            Consultant, Westfield, New Jersey
Herbert A. Lieberman, Ph.D  President, H.H. Lieberman Associates,
                            Pharmaceutical Consulting Firm

     Kenneth S. Albert, Ph.D, Chairman of the Scientific Advisory Board, holds a Ph.D. in Pharmaceutics from the University of Wisconsin and completed his post doctorate in Pharmacokinetics at the University of Michigan under the direction of John G. Wagner. In addition, he has completed the Management Program at the Wharton Business School. Dr. Albert has published over 70 papers in the areas of pharmaceutical chemistry, pharmacokinetics and controlled release drug delivery. He is a Fellow of the American Pharmaceutical Association and the American Association of Pharmaceutical Scientists. Dr. Albert is Vice President and Chief Scientific Officer. He joined Biovail in January, 1999 with a 25 year proven track record in the pharmaceutical industry with extensive experience in all aspects of ANDA/NDA development processes. Most recently, Dr. Albert was Vice President, Research and Development at Schein Pharmaceutical, Inc. Prior to his tenure at Schein, Dr. Albert was Corporate Director, Research and Development at Forest Laboratories and previously held senior Research and Development positions at the Upjohn Company and Merck Sharp and Dohme.

     Arnold H. Beckett, O.B.E, B.Sc., Ph.D., D.Sc., Vice Chairman of the Scientific Advisory Board, is the former Head of the School of Pharmacy and Director of Medicinal Chemistry, Kings College, University of London, 1959-1985. In addition to honorary degrees at such universities as the University of Heriot-Watt, Scotland, the University of Uppsala, Sweden, and Leuven, Belgium, Dr. Beckett was the Chairman of the Board of Pharmaceutical Sciences of the International Pharmaceutical Federation from 1970-1980 and President of the Royal Pharmaceutical Society from 1981-1982. Dr. Beckett is currently a member of the Medical Commission of the International Olympic Committee and Chairman of the International Tennis Federation Medical Commission. Dr. Beckett founded the National Drug Control and Teaching Centre in the United Kingdom. Dr. Beckett has published over 400 papers in the areas of pharmaceutical and medicinal chemistry and has played a major role in the establishment of drug release technology. Professor Beckett co-founded Biovail in 1977.

     Shrikant V. Dighe, Ph.D., M.Sc., B.Sc., is a pharmaceutical consultant in Bethesda, Maryland. He has more than 30 years of experience as research scientist, review scientist and scientific manager. Dr. Dighe has had twenty years' experience with the Food and Drug Administration (FDA). He has a broad scientific expertise in medicinal and organic chemistry, biopharmaceutics, pharmacokinetics, analytical chemistry and instrumental analysis, pharmacology and statistics. Dr. Dighe is skilled in setting up and implementing division policies; evaluating, editing and writing scientific reports; and supervising and coordinating review activities of scientific reviewers. He has represented the FDA at various national and international forums, made numerous presentations at national and international
meetings and symposia.   Dr. Dighe has published a number of scientific
articles, prepared over one hundred guidance documents and jointly edited three books.

     Norman W. Lavy, M.D., F.A.C.P., is a private consultant in pharmaceutical research and medical and regulatory affairs based in Westfield, New Jersey. Among his clients have been the National Institute on Drug Abuse, leading and start-up biotechnology companies, other consulting firms, over-the-counter drug firms and several of the world's largest pharmaceutical companies. Dr. Lavy graduated from Johns Hopkins University and the University of Maryland School of Medicine. He served an internal medicine residency and post-doctoral fellowships before joining E.R. Squibb & Sons in 1966. For 15 years, ending in 1987, he headed Squibb's Drug Regulatory Affairs department, the last ten years as Vice-President. He has served on the Commission on the Federal Drug Approval Process, as a member of the Scientific Advisory Committee of the Pharmaceutical Manufacturers Association Foundation, as Chairman of the Pharmaceutical Manufacturers Association, Medical Section, and as a Vice-President of the American Society for Clinical Pharmacology and Therapeutics. Dr. Lavy is a Fellow of the American College of Physicians.

     Herbert A. Lieberman, B.S. Chem., B.S. Pharm., M.A., M.S., Ph.D., is the President of his own business, H.H. Lieberman Associates, a private pharmaceutical consulting firm. Dr. Lieberman was with the Consumer Products Research Group of the Warner-Lambert Company for over 24 years, holding various senior research and executive positions. Prior to that time, he was a Senior Research Pharmacist at Wyeth Laboratories and held a teaching position in Chemistry at Columbia University, College of Pharmacy. Dr. Lieberman has edited 16 textbooks on industrial pharmacy, including "Pharmaceutical Dosage
Forms: Disperse Systems" and, most recently, "Parenteral Medications." He is a Fellow of the Academy of Pharmaceutical Sciences, the American Academy of Pharmaceutical Scientists and the American Foundation for Pharmaceutical Education.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 1998 ("Named Executive Officers"). This information includes the dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.



                                                     SUMMARY COMPENSATION TABLE
                                  ANNUAL COMPENSATION                                 LONG TERM COMPENSATION
                                                                             Awards                    Payments
                                                  Other         Securities          Restricted
                                              Annual Compen-       Under       Shares or Restricted                All Other Compen-
Name and Principal          Salary    Bonus     Sation (2)        Options           ShareUnits       LTIP Payouts     sation (2)
Position              Year  (U.S.$)  (U.S.$)     (U.S.$)      Granted (3) (#)        (U.S.$)           (U.S.$)          (U.S.$)
Eugene N. Melnyk      1998  415,210        -               -                -                     -             -                  -
Chairman of the       1997  377,463        -               -          810,000                     -    23,488,158                  -
Board                 1996  343,148        -               -                -                     -             -                  -
Bruce D. Brydon (1)   1998  266,033        -               -                -                     -     2,473,617                  -
Chief Executive       1997  232,805   20,970               -                -                     -       453,751                  -
Officer               1996  131,328        -               -                -                     -             -                  -
--------------------
Robert A.
Podruzny(1)           1998  134,700   25,754               -                -                     -             -                  -
President, Chief      1997  126,895   15,937               -           42,000                     -             -                  -
Operating Officer     1996  107,912        -               -           24,000                     -             -                  -
Kenneth Cancellara
(1) Senior Vice       1998  168,375        -               -                -                     -     2,957,262                  -
President and         1997  183,138        -               -                -                     -             -                  -
General Counsel       1996  150,718        -               -                -                     -             -                  -
--------------------
Rolf Reininghaus      1998  118,536        -               -                -                     -     6,108,192                  -
(1) Senior            1997  134,577   10,654               -                -                     -             -                  -
Vice-President        1996  131,784        -               -                -                     -             -                  -

(1) The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than Mr. Melnyk these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 1998 - .6735; 1997 - .6990; and 1996 - .7296.

(2)  Perquisites and other  personal  benefits for Named Executive Officers
     did  not exceed  the   minimum
      threshold disclosure level in 1998.

(3) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of the date of grant.

(4) The compensation of all officers and directors as a group for the year ended December 31, 1998 was
     $2,123,000.

EMPLOYMENT AGREEMENTS

Eugene Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of $398,601, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either party upon prior written notice.

Bruce Brydon, as Chief Executive Officer and Director, pursuant to an Employment Agreement which expired December 31, 1998, received an annual salary of CDN $395,000 as well as reimbursement of business related expenses and an automobile allowance. Under an Employment Agreement effective January 1, 1999, Mr. Brydon receives an annual salary of CDN $434,500 plus business
expenses.   The Employment Agreement is terminable by the Company and/or Mr.
Brydon upon 90 days' written notice.

Robert Podruzny, President, Chief Operating Officer and Director, pursuant to an Employment Agreement made as of January 8, 1996, receives an annual salary of CDN $320,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company, and/or Mr. Podruzny upon three months' written notice.

Kenneth Cancellara, as Senior Vice President, General Counsel and Director, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary of CDN $300,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of CDN $176,000, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors, as well as reimbursement of business expenses and an automobile allowance. The Employment Agreement, is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $15,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 1998 fiscal year the amount of the premiums paid in respect of such insurance was $46,000.

REMUNERATION OF DIRECTORS

Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan. During 1998, no options were granted to directors of the Company.

COMPENSATION COMMITTEE

The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

PENSION PLAN

The Company does not maintain a pension plan for its employees, officers or directors.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

STOCK OPTION PLAN

     Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase Common Shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan shall not exceed 7,000,000 Common Shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding Common Shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

     As at April 30, 1999, the Company has granted an aggregate of 2,292,092 options which are outstanding at exercise prices ranging from $20.00 to $40.00 per share. The options are exercisable up to dates between December 19, 2000 and February 19, 2004.

     There were no stock options granted to the Named Executive Officers in 1998.

The following table provides information on the aggregate options exercised during 1998 and held at the end of 1998 by the Named Executive Officers.


AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES


                                                                                         Value of Unexercised
                                                                   Unexercised Options   in-the-Money Options
                       Securities                                  at Fiscal Year-End    Fiscal Year-End
                       Acquired on                                 Exercisable/          Exercisable/
                       Exercise              Aggregate Value       Unexercisable         Unexercisable (1)
Name                           (#)           Realized (U.S.$)              (#)                  (U.S.$)
Eugene Melnyk                   -                     -             150,000 / 885,000    2,671,875 / 6,854,063
-------------          --------------------  --------------------  --------------------  ---------------------
Bruce Brydon                  72,000              2,473,920          100,000 /50,000      1,781,250 / 890,625
------------           --------------------  --------------------  --------------------  ---------------------
Robert A. Podruzny              -                     -              16,000 / 50,000       285,000 / 470,625
------------------     --------------------  --------------------  --------------------  ---------------------
Kenneth C. Cancellara        140,200              2,956,890             50,000 / 0            890,625 / 0
---------------------  --------------------  --------------------  --------------------  ---------------------
Rolf Reininghaus             180,000              6,108,390           70,000/35,000       1,246,875 / 623,438
----------------       --------------------  --------------------  --------------------  ---------------------

(1)  Value of unexercised in-the-money options calculated using the closing
     price of common shares of the              Company, on the New York Stock
     Exchange on December 31, 1998 (U.S. $37.81), less the exercise price of in-the-money options.

(2)  The options were granted under the Plan, as amended, established in
     1993.   All options are for the purchase of Common Shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of grant.


     EMPLOYEE STOCK PURCHASE PLAN

The Company's Employee Stock Purchase Plan ("EPP") was established in 1997 and approved by the shareholders at the Special Meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Corporation to participate in the share ownership of the Corporation or to increase their share ownership in the Corporation via payroll or contractual deduction. Directors, senior officers or insiders of the Corporation are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the Plan shall not exceed 300,000 Common Shares. At the discretion of a committee of the board of directors that will administer the EPP, the Corporation may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

As of December 31, 1998 the Company had issued 4,260 shares pursuant to the Plan, of which 1,465 were issued in 1998.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares ("BVF") compared to the cumulative total return of the Toronto Stock Exchange
300 Index for the past five years, assuming CDN $100 investment on December 31, 1993.


                              [PERFORMANCE GRAPH]



As at December 31,    1993    1994      1995      1996      1997      1998
------------------  ------  ------  --------  --------  --------  --------
Biovail Common      100.00  195.45  1,904.55  1,900.91  3,000.00  3,163.64
--------------      ------  ------  --------  --------  --------  --------
TSE 300 Index       100.00   99.82    114.33    146.73    168.71    166.04
=============       ======  ======  ========  ========  ========  ========

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

INDEBTEDNESS OF EXECUTIVE OFFICERS

In 1996, the Company authorized the making of loans to its Chairman and executive officers, as named in the table set forth below, in order to finance the acquisition of shares of the Company on the open market. These loans are secured by the shares and bear interest at 1/4% over the bank prime rate, equal to the Company's rate of borrowing. The loans are due on the earlier of 30 days following termination of employment or December 1, 1999.

In 1997, the Company authorized the making of a loan to an executive officer of the Company. The loan bears interest at 1/4% over the bank prime rate equal to the Company's rate of borrowing. This loan and all outstanding interest were repaid to the Company in January, 1998.

                              TABLE OF INDEBTEDNESS
                       UNDER EXECUTIVE STOCK PURCHASE PLAN


                                              Largest Amount        Amount Outstanding
                        Involvement of        Outstanding during    as at April  30,      Financially Assisted
Name and Principal      Issuer or             1998                  1999                  Securities Purchased  Security for
Position                Subsidiary                  (U.S. $)              (U.S. $)                (#)           Indebtedness
Eugene N. Melnyk                                                                                                       24,000
Chairman of the Board          Lender               772,653               786,210                24,000            common shares
Robert A. Podruzny
President, and Chief                                                                                                   22,350
Operating Officer              Lender               716,970               729,555                22,350            common shares
Kenneth C. Cancellara
Senior Vice President                                                                                                  22,350
and General Counsel            Lender               716,970               729,555                22,350            common shares
Rolf Reininghaus
Senior Vice President,                                                                                                 22,350
President, Crystaal            Lender               716,970               729,555                22,350            common shares
                        --------------------  --------------------                        --------------------

                                     PART II

    ITEM 14     (NOT APPLICABLE)


                                    PART III

    ITEM 15     (NOT APPLICABLE)

    ITEM 16     (NOT APPLICABLE)


                                     PART IV

    ITEM 17.     FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are listed in
Item 19. Financial Statements and Exhibits.

All financial statements herein, are stated in accordance with generally accepted accounting principles in Canada and have been reconciled to United States GAAP. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements appears on page F-1 of the Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this Annual Report:

A. FINANCIAL STATEMENTS


    o      Consolidated Balance Sheets of the Company as at December 31, 1998  and 1997.

    o      Consolidated Statements of Income and Retained Earnings (Deficit) for the years ended
           December 31, 1998, 1997 and 1996.

    o      Consolidated Statements of Cash Flows for the years ended December 31,  1998, 1997 and
           1996.

    o      Notes to the Consolidated Financial Statements.

                                       48

       B. EXHIBITS ALREADY FILED IN PREVIOUS YEARS

EXHIBIT
NUMBER

 2.9     -   Amalgamation  Agreement between Trimel Corporation and Biovail
             Corporation International dated January 12, 1994.**

 3.3     -   Articles of Amalgamation of the Registrant.**

 3.4     -   By-Laws of the Registrant.**

 4.1     -   Specimen Certificate for Common Stock.**

10.104A  -   1993 Stock Option Plan as amended.ooo

10.132   -   Settlement Agreement between Biovail Corporation International and Robert Goldman dated January 24, 1995.o

10.133   -   Letter Agreement between the Bank of Nova Scotia and Biovail
             Corporation International dated March 23, 1995.o

10.135   -   Letter Agreement outlining terms of litigation settlement between
             Cassels, Brock & Blackwell on behalf of Biovail Corporation
             International and Lerner & Associates on behalf of Ian W. French dated April 13, 1995.o

10.136   -   Amendment to Financing proposal from Western Economic
             Diversification Canada dated April 20, 1995.o

10.137   -   Settlement Agreement and release between Biovail Corporation
             International, Hoechst-Aktiengesellschaft and Hoechst-Roussel
             Pharmaceuticals Inc. dated April 28, 1995.o

10.138   -   Offer to Purchase of Forest Laboratories, Inc. dated
             September 18, 1995
             Filed as Exhibit 1 oo

10.139   -   Investment Agreement by and among Forest Laboratories, Inc.,
             Biovail Corporation International, Eugene Melnyk, Trimel
             (Canada) Inc. and Royal Healthcare Investment Corporation dated as of September 11, 1995
             Filed as Exhibit 2oo

10.140   -   License Agreement between Forest Laboratories, Inc. and
             Biovail Corporation International
             Filed as Exhibit 4oo

10.141   -   Option Agreement between Forest Laboratories, Inc. and
             Biovail Corporation  International
             Filed as Exhibit 5oo

10.142   -   Supply Agreement between Forest Laboratories, Inc. and
             Biovail Laboratories, Inc.
             Filed as Exhibit 6oo

10.143   -   Registration Rights Agreement between Forest Laboratories,
             Inc. and Biovail Corporation International dated as of September 11, 1995
             Filed as Exhibit 7oo

10.144   -   Performance Guarantee Agreement between Biovail
             Corporation International and Forest Laboratories, Inc.
             Filed as Exhibit 8oo

21.1     -   Subsidiaries of the Registrant.**

C.   EXHIBITS FILED PREVIOUSLY THIS YEAR.

          -    Incorporated by reference is the Company's Financial
               Statements and Management Discussion and Analysis for the three months ended March 31, 1999 as filed with the Securities and Exchange Commission under Form 6 - K.

          -    Prospectus in respect of Offer to Exchange 10 7/8%
               Senior Notes due 2005. ***

D.   EXHIBITS FILED WITH THIS SUBMISSION

     No exhibits were filed.

       ** Incorporated by reference to Registrant's registration statement on Form F-4, Registration Statement No. 33-74120

        o Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1994, file no. 011-11145.

       oo Incorporated by reference to Registrant's Schedule 14D-9 filing dated September 18, 1995.

      ooo Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1995, file no.

      *** Incorporated by reference to Registrant's Amendment No. 1 to Form F-10 dated January 27, 1999.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                               BIOVAIL CORPORATION INTERNATIONAL


                                   /s/         Kenneth G. Howling
                                   ------------------------------------------
                                        Kenneth G. Howling
                                        Vice President, Finance and
                                        Chief Financial Officer




Date:  June 1, 1999

                       BIOVAIL CORPORATION INTERNATIONAL

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of  Management ....................................................  F-2
Independent Auditors' Report .............................................  F-3
Consolidated Balance Sheets as at December 31, 1998 and 1997 .............  F-4
Consolidated Statements of Income and Retained Earnings for
  each of the years in the three year period ended December 31, 1998 .....  F-5
Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 1998 ..............................  F-6
Notes to the Consolidated Financial Statements ...........................  F-7
                                                                       to  F-28

                                       F1

                              REPORT OF MANAGEMENT



The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in Canada. The effect of the application of accounting principles generally accepted in the United States is described in the notes to consolidated financial statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Deloitte & Touche LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The majority of the members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.




     /s/       Eugene N. Melnyk                /s/      Kenneth G. Howling
    -------------------------------           --------------------------------------
               Eugene N. Melnyk                          Kenneth Howling
               Chairman of the Board                     Vice President,
                                                         Finance and
                                                         Chief Financial
                                                         Officer




                                       F2

AUDITORS' REPORT

To the Board of Directors and Shareholders of BIOVAIL CORPORATION INTERNATIONAL

We have audited the consolidated balance sheets of Biovail Corporation International as at December 31, 1998 and 1997 and the consolidated statements of income and retained earnings and of cash flows for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in Canada.

/s/  DELOITTE & TOUCHE LLP
----------------------------------
DELOITTE & TOUCHE LLP
Chartered Accountants

Toronto, Canada
May 14, 1999

                     COMMENTS BY AUDITORS FOR U.S. READERS
                      ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements, which include the accompanying notes, have been restated. The explanatory paragraph would be as follows:

     "As discussed in Note 19, the accompanying 1997 and 1996 financial statements have been restated only with respect to the Canadian reconciliation to United States generally accepted accounting principles."

Our report to the shareholders dated May 14, 1999 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

/s/  DELOITTE & TOUCHE LLP
----------------------------------
DELOITTE & TOUCHE LLP
Chartered Accountants

Toronto, Canada
May 14, 1999

                                       F3

                       BIOVAIL CORPORATION INTERNATIONAL

                          CONSOLIDATED BALANCE SHEETS

                        As at December 31, 1998 and 1997
        (All dollar amounts are expressed in thousands of U.S. dollars)


                                                          1998          1997
                                                        ---------     --------
ASSETS
CURRENT
  Cash and short-term deposits (Note 3)..........         $78,279       $ 8,275
  Accounts receivable (Note 4)...................          42,768        33,114
  Inventories (Note 5)...........................          10,542        16,609
  Executive stock purchase plan loans (Note 6)...           2,924         2,933
  Deposits and prepaid expenses..................           3,357         2,053
                                                         --------       -------
                                                          137,870        62,984
LONG-TERM INVESTMENTS (Note 7)...................          10,055            12
CAPITAL (Note 8).................................          23,677        24,172
OTHER,  net (Note 9).............................          28,317         6,571
                                                         --------       -------
                                                         $199,919       $93,739
                                                         ========       =======
LIABILITIES
CURRENT
  Accounts payable...............................         $12,244       $ 4,579
  Accrued liabilities............................           4,129         6,002
  Income taxes payable...........................           1,004         1,013
  Customer prepayments...........................           4,516         1,840
  Current portion of long-term debt (Note 10)....             653         1,887
                                                         --------       -------
                                                           22,546        15,321
LONG-TERM DEBT (Note 10).........................         126,182         2,960
                                                         --------       -------
                                                          148,728        18,281
                                                         --------       -------
SHAREHOLDERS' EQUITY
  Share capital (Note 11)........................          19,428        18,465
  Warrants (Note 11).............................           8,244         8,244
  Retained earnings..............................          24,748        49,709
  Cumulative translation adjustment..............         (1,229)          (960)
                                                         --------       -------
                                                           51,191        75,458
                                                         --------       -------
                                                         $199,919       $93,739
                                                         ========       =======

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:


/s/      Eugene N. Melnyk                        /s/    Bruce D. Brydon
------------------------------------          ----------------------------------------
         Eugene N. Melnyk                               Bruce D. Brydon
         Chairman of the Board                          Director and Chief
                                                        Executive Officer




                                       F4

                       BIOVAIL CORPORATION INTERNATIONAL

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

              For the years ended December 31, 1998, 1997 and 1996
(All dollar amounts except per share data are expressed in thousands of U.S. dollars)



                                                         1998              1997              1996
                                               --------------  ----------------  ----------------
REVENUE
  Product sales . . . . . . . . . . . . . . .      $   69,154           $50,333           $54,313
  Research and development. . . . . . . . . .          32,070            19,559             4,374
  Royalty and licensing . . . . . . . . . . .          11,612            12,487             7,743
                                               --------------  ----------------  ----------------
                                                      112,836            82,379            66,430
                                               --------------  ----------------  ----------------
EXPENSES
  Cost of goods sold. . . . . . . . . . . . .          28,593            16,471            21,757
  Research and development. . . . . . . . . .          17,490            14,386            10,901
  Selling, general and administrative . . . .          17,608            13,989            10,166
                                               --------------  ----------------  ----------------
                                                       63,691            44,846            42,824
                                               --------------  ----------------  ----------------
OPERATING INCOME.............................          49,145            37,533            23,606
INTEREST (EXPENSE) INCOME, net (Note 10).....          (1,702)             (351)              392
                                               --------------  ----------------  ----------------
INCOME BEFORE INCOME TAXES...................          47,443            37,182            23,998
PROVISION FOR INCOME TAXES (Note 13).........           2,024             1,941               714
                                               --------------  ----------------  ----------------
NET INCOME...................................          45,419            35,241            23,284
RETAINED EARNINGS (DEFICIT),
  BEGINNING OF YEAR..........................          49,709            22,712             (572)
EXCESS OF COST OF COMMON SHARES ACQUIRED
  OVER THE STATED CAPITAL THEREOF  (Note 11).         (70,380)                -                 -

CONTRIBUTION TO INTELLIGENT
  POLYMERS LIMITED (Note 11).................               -            (8,244)                -
                                               --------------  ----------------  ----------------
RETAINED EARNINGS, END OF  YEAR..............      $   24,748           $49,709           $22,712
                                               ==============  ================  ================
EARNINGS PER SHARE (Note 12).................      $     1.70             $1.38             $0.92
                                               ==============  ================  ================
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (Note12)...........      26,641,000        25,606,000        25,378,000
                                               ==============  ================  ================

The accompanying notes are an integral part of the consolidated financial statements.




                                       F5

                       BIOVAIL CORPORATION INTERNATIONAL

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1998, 1997 and 1996
        (All dollar amounts are expressed in thousands of U.S. dollars)


                                                                    1998                    1997                    1996
                                                      ------------------             -----------        ----------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES
OPERATING
Net income for the year.............................            $ 45,419                 $35,241                $ 23,284
Depreciation and amortization.......................               4,957                   3,157                   1,967
                                                      ------------------             -----------        ----------------
                                                                  50,376                  38,398                  25,251
Change in non-cash operating items (Note 15)........               3,197                (34,082)                 (30,873)
                                                      ------------------             -----------        ----------------
                                                                  53,573                   4,316                  (5,622)
                                                      ------------------             -----------        ----------------
INVESTING
Acquisition of royalty interest (Note 9)............             (15,000)                     -                        -
Acquisition of long-term investments (Note 7).......             (10,043)                   (12)                       -
Acquisition of product rights (Note 9)..............              (4,000)                     -                        -
Additions to capital assets, net....................              (3,744)                (2,664)                  (6,692)
Executive Stock Purchase  plan loans (Note 6).......                  10                   (421)                  (2,512)
Increase in other assets............................                (176)                   (86)                  (1,161)
                                                      ------------------             ----------         ----------------
                                                                 (32,953)                (3,183)                 (10,365)
                                                      ------------------             ----------         ----------------
FINANCING
Issuance of U.S. Senior Notes, net of financing
costs  (Note 10)....................................             120,400                       -                       -
Increase in other long-term debt....................              19,143                     373                     841
Repayment of other long-term debt...................             (21,838)                (2,202)                  (4,018)
Repurchase of share capital (Note 11)...............             (72,141)                     -                        -
Issuance of share capital (Note 11).................               3,929                   4,464                     197
                                                      ------------------             -----------        ----------------
                                                                  49,493                   2,635                  (2,980)
                                                      ------------------             -----------        ----------------
EFFECT OF EXCHANGE RATE
CHANGES ON CASH.....................................                (109)                   (19)                    (830)
                                                      ------------------             ----------         ----------------
INCREASE (DECREASE) IN CASH.........................              70,004                   3,749                 (19,797)
CASH AND SHORT-TERM DEPOSITS,
BEGINNING OF YEAR...................................               8,275                   4,526                  24,323
                                                      ------------------             -----------        ----------------
CASH AND SHORT-TERM DEPOSITS,
END OF YEAR.........................................            $ 78,279                  $8,275                $  4,526
                                                      ==================             ===========        ================

The accompanying notes are an integral part of the consolidated financial statements.

                                       F6

                       BIOVAIL CORPORATION INTERNATIONAL

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars except number of shares and per share data)

1.   GOVERNING STATUTE AND NATURE OF OPERATIONS

Biovail Corporation International (the "Company") is incorporated under the laws of the province of Ontario. The Company is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

2.   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The financial statements differ in certain respects from generally accepted accounting principles in the United States, as described in Note 19.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

USE OF  ESTIMATES

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of all financial assets and liabilities, other than long-term debt, approximates their carrying values at December 31, 1998. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of long-term debt is disclosed in Note 10.

REVENUE RECOGNITION

Research and development revenue represents fees earned from third party customers for services rendered or attainment of development and regulatory approval milestones, with respect to contract research and product development done on their behalf. The Company's policy is to expense as incurred all research and product development costs, net of investment tax credits, related to both costs incurred on its own behalf and on behalf of its third party customers.

                                       F7

     Revenue from product sales is recognized when the product is shipped to the customer.

     Royalty revenue is recognized on an accrual basis in accordance with contractual agreements with third parties and is net of amounts payable to sublicensees.

Licensing revenue is recognized at the date the license is granted unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is recognized upon the completion of each specific event.

CASH AND SHORT-TERM DEPOSITS

Cash and short-term deposits include highly liquid investments with original maturities of three months or less when purchased.

INVENTORIES

Inventories are comprised of raw materials, work in process, and finished goods which are valued at the lower of cost and replacement cost. Cost is determined on the first-in, first-out basis.

LONG-TERM INVESTMENTS

Long-term investments are reported at cost less any provision which may be required to recognize a permanent decline in value.

CAPITAL ASSETS AND RELATED DEPRECIATION

Capital assets are recorded at cost less accumulated depreciation. Annual rates applied to depreciate the cost of capital assets over their estimated useful lives using the straight-line basis are as follows:

                     Buildings..............       25 years
                     Machinery and equipment     5-10 years
                     Other equipment........      3-5 years
                     Leasehold improvements.  term of lease

OTHER ASSETS

Goodwill, product rights and royalty interest are amortized on a straight-line basis over the estimated lives of the assets, 8 to 20 years. Goodwill and product rights are evaluated periodically, based on estimated future cash flows computed on a discounted basis and if conditions warrant, an impairment valuation is provided.

     Deferred financing costs are amortized on a straight-line basis over the term of the related debt and the charge is included as a component of interest expense.

                                       F8

Advertising and promotion costs related to new product launches are deferred and amortized over a one-year period commencing at launch date.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

Reporting currency

The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

Foreign currency transactions

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in earnings.

Self-sustaining foreign subsidiaries

Assets and liabilities of self-sustaining foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and
expenses are translated at the average rate of exchange for the year.   Gains
or losses arising on the translation of financial statements of self-sustaining foreign subsidiaries are deferred and included as a separate component of shareholders' equity. The net change in the cumulative translation adjustment balance in the years presented is primarily due to fluctuations in the exchange rate with respect to the Swiss franc and Canadian dollar.

CUSTOMER PREPAYMENTS

Amounts received from customers as prepayments for goods or services to be provided in the future are recorded on the balance sheet as customer
prepayments.   When the goods or services are provided at a future date, they are billed to the customer at contractual rates. Accounts receivable on these billings are recorded net of that portion that relates to the prepayments received, which amount is recorded as a reduction to customer prepayments.

1997 AND 1996 FIGURES

Certain of the 1997 and 1996 figures have been reclassified to conform to the 1998 presentation.


                                       F9

3.   CASH AND SHORT-TERM DEPOSITS



Components of cash and short-term deposits are:

                                                                                              1998                        1997
                                                                                          ------------                ------------
Cash and bank certificates of deposit                                                          $37,160                      $8,275
Corporate debt securities maturing within one month                                             41,119                           -
                                                                                          ------------                ------------
                                                                                               $78,279                      $8,275
                                                                                          ============                ============

Corporate debt securities are carried at cost which equals fair value.

 4.     ACCOUNTS RECEIVABLE

                                                                                               1998                        1997
                                                                                          ------------                ------------
Trade and royalties                                                                            $36,638                     $31,331
Insurance claims recoverable                                                                     3,458                           -
Other  receivables                                                                               2,672                       1,783
                                                                                          ------------                ------------
                                                                                               $42,768                     $33,114
                                                                                          ============                ============

Insurance claims recoverable relate to property damage and business interruption losses arising from hurricane activity in Puerto Rico in September 1998. Other receivables primarily comprise amounts relating to refundable withholding taxes, goods and services tax, and excise duties.


5. INVENTORIES


                                                                                               1998                          1997
                                                                                             ---------                     ---------
Raw materials                                                                                  $ 4,759                       $ 6,145
Work in process                                                                                  5,478                        10,262
Finished goods                                                                                     305                           202
                                                                                             ---------                     ---------
                                                                                               $10,542                       $16,609
                                                                                             =========                     =========

6.   EXECUTIVE STOCK PURCHASE PLAN LOANS

     Executive Stock Purchase Plan ("ESPP") loans of $2,924,000 (1997 - $2,933,000) were made to finance the acquisition of shares of the Company on the open market by executive officers. In 1997, an additional loan of $289,000 was made to an executive officer of the Company. The ESPP loans are secured by shares of the Company owned by executive officers, bear interest at 1/4 % over bank prime rate, equal to the Company's rate for borrowings, and are due on December 1, 1999.

     The additional loan to an executive officer of the Company  bore
interest at  1/4% over the bank prime rate.   This loan and all outstanding
interest were repaid to the Company in January 1998.


                                       F10

7.   LONG-TERM INVESTMENTS

     In March, 1998, the Company invested $7,543,000 in a marketable securities fund for a term of two years. The fair value of the investment at December 31, 1998, was $6,096,000.

     In July, 1998, in connection with the acquisition from Celgene Corporation ("Celgene") of Canadian marketing and distribution rights in respect of immediate release and pulse release formulations of products containing d-methylphenidate hydrochloride, the Company made a $2,500,000 investment in common shares of Celgene, the supplier of the product. The shares are required to be held for a minimum of one year. The fair value of the investment at December 31, 1998 was $3,070,000.

     Long-term investments also include 12,000 special shares of Intelligent Polymers Limited ("IPL") at a cost of $12,000 acquired in 1997. These shares have no entitlement to profits of IPL (See Note 17).

     The above investments are carried at cost less any provision which may be required to recognize a permanent decline in value. No provision was required as of December 31, 1998.


8.   CAPITAL ASSETS

                                 1998                               1997
                   --------------------------------  -----------------------------------
                                      ACCUMULATED                            Accumulated
                      COST            DEPRECIATION       Cost                Depreciation
                     ------           ------------      -------              ------------
Land                  $ 1,220  $                           $ 1,314                $    -
                               -
Buildings              14,972                 2,864         15,511                 2,323
Machinery and
equipment              13,218                 4,874         11,625                 3,243
Other equipment
and leasehold
improvements            4,061                 2,056          2,816                 1,528
                   ----------              --------      ---------              --------
                      $33,471                $9,794        $31,266                $7,094
                                           --------                             --------
Less
Accumulated
Depreciation            9,794                                7,094
                   ----------                            ---------
                      $23,677                              $24,172
                   ==========                            =========

9.   OTHER ASSETS, NET

                                                         1998          1997
                                                     -------------  ------------
 Goodwill                                                  $ 3,277        $3,111
 Product rights and royalty interest                        20,522         3,460
 Deferred financing costs                                    4,518             -
                                                     -------------  ------------
                                                           $28,317        $6,571
                                                     =============  ============

     Amortization amounted to $1,883,000 and $441,000 in 1998 and 1997 respectively.

                                       F11

     In March, 1998, the Company completed the acquisition of the royalty interest held by Galephar Puerto Rico, Inc. Limited ("Galephar") in certain of the Company's products. The Company paid $15,000,000 to Galephar in full satisfaction of the Company's royalty obligations on the sales of Tiazaca and the Company's generic controlled release version of Cardizem CD in the United States and Canada. In September, 1998, the Company acquired from Centocor, Inc. the exclusive distribution rights in Canada for Retavase for $4,000,000. Both these amounts, net of amortization, are included in "Product rights and royalty interest".

     In November, 1998, the Company completed the issue of U.S. Dollar Senior Notes, due 2005, for gross proceeds of $125,000,000. The out of pocket costs associated with this transaction have been deferred and are being amortized on a straight-line basis over the seven-year term of the debt.


                                       F12

9.   LONG-TERM DEBT


NON-INTEREST BEARING GOVERNMENT LOAN
Payable to Western Economic Diversification , a Canadian
federal government agency.  This loan is repayable on a
semi-annual installment basis with the final payment due in               1998    1997
2001.                                                                 --------  ------
                                                                      $  1,835  $2,300
U.S. DOLLAR SENIOR NOTES, DUE 2005
Issued under an indenture dated November 16, 1998, the
U.S. Dollar Senior Notes are general unsecured senior
obligations of Biovail Corporation International (Canadian
Corporation), bearing interest at 10 7/8%, payable semi-
annually in arrears  on May 15 and November 15 of each
year.  The U.S. Dollar Senior Notes mature on November
15, 2005.                                                              125,000       -

TERM BANK LOAN
Secured by a general security agreement, providing a first
floating charge over all of the Company's assets, bearing
interest at bank prime rate plus 0.75%.  The loan was
repaid on November 16, 1998 from the proceeds of the
U.S. Dollar Senior Notes offering.                                           -     699

BANK LOAN
Secured by a general security agreement, pledging all of
the Company's assets, including the shares of subsidiary
companies and a debenture with a fixed charge on certain
manufacturing facility land and building, bearing interest
at bank prime rate plus 0.75%.  The loan was repaid on
November 16, 1998 from the proceeds of the U.S. Dollar
Senior Notes offering.                                                       -   1,848
                                                                      --------  ------
                                                                       126,835   4,847
Less current portion                                                       653   1,887
                                                                      --------  ------
                                                                      $126,182  $2,960
                                                                      ========  ======

  On or after November 15, 2002, the U.S. Dollar Senior Notes will be redeemable at the option of the Company at the following prices if redeemed during the twelve months beginning November of the years indicated below:


                  Year    Percentage of  Principal Outstanding
                  ----  --------------------------------------
                  2002                     105.438%
                  2003                     102.719%
                  2004                     100.000%



                                       F13

       At any time on or before November 15, 2001, the Company may, at its option, redeem up to a maximum of 35% of the aggregate principal amount of the U.S. Dollar Senior Notes with the net cash proceeds of one or more equity offerings or the net cash proceeds received upon the exercise of warrants to purchase capital stock of the Company, at a redemption price equal to 110.875% of the principal amount thereof.

       At December 31, 1998, the fair value of the long-term debt approximates
  its carrying value of   $126,835,000.

       Interest expense on long-term debt amounted to $2,358,000, $199,000 and $591,000 in the years ended December 31, 1998, 1997 and 1996, respectively.

  Principal repayments on long-term debt are as follows:


                                   1999              $653
                                   2000               718
                                   2001               464
                                   2002                 -
                                   2003                 -
                                   2004                 -
                                   2005           125,000
                                                 --------
                                                 $126,835
                                                 ========


                                       F14

11.  SHARE CAPITAL

AUTHORIZED AND  ISSUED SHARES

     Effective January, 1996, the shareholders of the Company authorized a 3 for 1 split with respect to the issued common shares. In July, 1998, the shareholders of the Company approved an increase in the authorized capital to 120,000,000 common shares without par value.

     By resolutions of the Board of Directors dated August 11, 1998, and November 16, 1998, the Company implemented a stock repurchase program under which the Company was enabled to purchase up to 10% of its issued and outstanding common shares. Up to December 31, 1998, 2,271,900 common shares
had been repurchased under this plan at a cost of  $72,141,000.   The excess of
the cost of the common shares acquired over the stated capital thereof, totaling $70,380,000, has been charged to retained earnings.


                                                     Number of Shares   Amount
                                                     ----------------  --------
                                                     (in thousands)
Balance, December 31, 1995, after giving effect to
stock
Split..............................................           25,327    $14,489
Issued on the exercise of options..................              100        197
Effect of exchange rate change.....................                -        (72)
                                                     ---------------   --------
Balance, December 31, 1996.........................           25,427     14,614
Issued on the exercise of options..................            1,233      4,434
Issued under Employee Stock Purchase Plan..........                1         30
Effect of exchange rate change.....................                -       (613)
                                                     ---------------   --------
Balance, December 31, 1997.........................           26,661     18,465
Issued on the exercise of options..................              470      3,886
Issued under Employee Stock Purchase Plan..........                2         43
Cancelled under stock repurchase program...........           (2,272)    (1,761)
Effect of exchange rate change.....................                -     (1,205)
                                                     ---------------   --------
Balance, December 31, 1998.........................           24,861    $19,428
                                                     ===============   ========

STOCK OPTIONS

     The Company provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long-term incentives and rewards to executive officers, directors, key employees and consultants, contingent upon an increase in the market value of the Company's common shares. The total number of shares which are reserved and set aside for issue under the Employee Stock Option Plan, and under all other management options outstanding shall not in aggregate exceed 7,000,000 common shares.


                                       F15

(In thousands)                               1998           1997           1996
                                     ------------   ------------   ------------
Options outstanding at beginning of
Year...............................         2,520          2,751          2,779
Options granted during the year....           301          1,179            209
Options exercised during the year..          (470)        (1,233)          (100)
Options cancelled during the year..          (140)          (177)          (137)
                                     ------------   ------------   ------------
Options outstanding at end of year.         2,211          2,520          2,751
                                     ============   ============   ============
Options exercisable at end of year.           587            708          1,308
                                     ============   ============   ============
Price range of options granted
During the year...................  $30.37-$37.00  $22.00-$35.40  $20.00-$34.75

The outstanding options expire from 2000 to 2003 at exercise prices ranging from $20.00 to $37.00 per share.

EMPLOYEE STOCK PURCHASE PLAN

The Company provides an Employee Stock Purchase Plan whereby full-time employees may purchase stock in the Company through payroll deductions.
The total number of shares which are reserved and set aside for issue under the Employee Stock Purchase Plan shall not in aggregate exceed 300,000 common shares. As of December 31, 1998, the Company had issued 4,620 shares pursuant to the Plan, of which 1,465 were issued in 1998.

WARRANTS

In October, 1997, IPL completed a public offering of 3,737,500 units. Each unit comprised one common share of IPL and one warrant to purchase one common share of the Company. The net proceeds to IPL of the offering before offering expenses amounted to approximately $69,500,000. Beginning on September 30, 1999, the units will separate and the IPL common shares and the Company warrants may trade independently of each other. The warrants are exercisable at $40.00 per share from October 1, 1999, until September 30, 2002.

In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and recorded a charge to retained earnings to reflect the equivalent contribution to IPL.

12.  EARNINGS PER SHARE

     Earnings per share, for all years presented, has been calculated using the weighted average number of shares outstanding during the year. The earnings per share in 1998, 1997 and 1996 on a fully diluted basis giving effect to the exercise of all options and warrants granted, would have been $1.63, $1.32, and $0.83 per share, respectively.

                                       F16

13.  INCOME TAXES

     The major factors which caused variations from the Company's combined federal and provincial statutory income tax rate of 44.81% in 1998 and 44.34% in 1997, and 1996 respectively, applicable to income before income taxes are as follows:


                                                    1998        1997        1996
                                                 ----------  ----------  -----------
Provision for income taxes based on
statutory rate.................................    $21,258    $ 16,486     $ 10,664
Reduction in income taxes resulting from
income of foreign subsidiaries taxed at
lower effective rate...........................    (22,970)    (14,331)     (12,932)
Benefit of losses not recognized for
accounting purposes............................      3,736           -        2,982
Benefit of utilization of losses carried
forward                                                  -        (214)           -
                                                 ---------   ---------   ----------
                                                   $ 2,024    $  1,941     $    714
                                                 =========   =========   ==========

     At December 31, 1998, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada and unclaimed Canadian investment tax credits for which no accounting benefit has been recognized and which can be used to offset future taxable income and/or reduce income taxes payable. These losses and investment tax credits expire as follows:


               Non-Capital Losses             Investment Tax Credits
           Federal           Provincial
      ------------------  -----------------
1999               $   -              $ 800                        $-
2000                   -              1,132                         -
2001                   -              2,023                         -
2002                   -              1,170                         -
2003                   -              2,962                         -
2004                 115                115                       488
2005               4,192              4,192                       488
2006                   -                  -                     1,093
2007                   -                  -                     1,547
2008                   -                  -                     1,985
      ------------------  -----------------               -----------
                  $4,307            $12,394                    $5,601
      ==================  =================  ========================

The benefits of these losses carried forward and investment tax credits will be recorded when realized.

In addition, the Company has pooled research and development expenditures amounting to approximately $19,600,000 available for offset against future taxable income. The tax benefit of these expenditures has not been recognized in these financial statements.


                                       F17

14.  OPERATING LEASES

Minimum lease commitments under operating leases for each of the next five years are as follows:

                         1999                                 $719
                         2000                                  597
                         2001                                  275
                         2002                                   64
                         2003                                    4

15.  CHANGE IN NON-CASH OPERATING ITEMS


                                   1998          1997            1996
                               ------------  -------------  ---------------
Accounts receivable..........     $(10,036)      $(23,145)        $ (4,194)
Inventories..................        6,307         (8,622)          (4,489)
Deposits and prepaid expenses       (1,304)          (991)            (888)
Accounts payable.............        7,363           (875)             892
Accrued liabilities..........       (1,800)         4,190           (2,280)
Income taxes payable.........           (9)           201             (153)
Customer prepayments.........        2,676         (4,840)         (19,761)
                               -----------   ------------   --------------
                                  $  3,197       $(34,082)        $(30,873)
                               ===========   ============   ==============

16.  LITIGATION

In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the Food and Drug Administration ("FDA"), the Company and Faulding Inc., seeking an order from the Court which would preclude the FDA from approving any subsequently-filed Abbreviated New Drug Application ("ANDA"s), including the Company's filed ANDA for generic version of Cardizem CD until Andrx receives 180 days of market exclusivity based on its status as the first to file for approval of such a product. The Company has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter and counter-sued Andrx for breach of anti-trust laws based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner. Andrx has since discontinued its action against the Company and the FDA. The Company's counter-suit, however, continues.

In March, 1998, the Company commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover damages estimated at $1.2 billion and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations for the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

In August, 1998, the Company commenced a patent infringement suit against Andrx, upon receipt of a Certification Notice relating to Andrx' filed application for a generic version of Tiazaca. The effect of the Company's suit is that the FDA is not permitted to issue approval to Andrx until the lapse of 30 months or a final judgement dismissing the Company's suit, whichever occurs earlier. The Company believes at this time that it has brought a meritorious suit.


                                      F18

From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC and Procardia XL products.

Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or resolutions of these patent infringement questions, whichever occurs sooner. The Company is vigorously defending these suits by denying infringement of the patents and has brought an application for the summary dismissal of these suits. No decision has yet been rendered on the Company's application. In addition, the Company has brought an action against the patent holders seeking declaratory judgement and invalidity of the relevant patent and seeking damages for violation of the anti-trust laws and for tortuous interference with the Company's prospective business advantage.


17.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

     IPL

     IPL was formed by the Company in July, 1997. In September, 1997, the Company concluded a development and license agreement (the "Development Contract") and a services agreement (the "Services Agreement") with IPL, whereby the Company develops on IPL's behalf once-daily controlled release branded generic versions of designated products. In October, 1997, IPL completed a public offering of 3,737,500 units resulting in net proceeds to IPL, before offering expenses, of approximately $69,500,000.

     The proceeds of the offering are being used by IPL primarily to make payments to the Company under the Development Contract. The Development Contract provides for the Company to conduct product development in respect of certain designated products. Such costs are being computed with respect to internal costs incurred by the Company at its fully absorbed cost plus a mark-up, consistent with contractual relationships the Company has with other third parties.

     Revenue received by the Company from IPL pursuant to the Development Contract, was $9.7 million and $9.6 million 1998 and 1997 respectively. The cost of providing these services amounted to $6.6 million in 1998 as compared to $4.2 million in 1997.

                                       F19

      Included in 1997 revenue was $3.5 million for access to and use by IPL of the Company's proprietary technology in connection with product development.

      The Company, as the holder of all of the issued and outstanding special shares of IPL, has an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of IPL commencing
 on the closing date of the offering and ending on the earlier of   (i)
 September 30, 2002, or (ii) the 90th day after the date IPL provides the Company with quarterly financial statements showing cash or cash
 equivalents of less than $3 million.  If the   purchase option is exercised,
 the purchase price calculated on a per share basis would be as follows:

                                                                 Purchase Option
                                                                 Exercise  Price
                                                                 ---------------
 Before October 1, 2000                                                   $39.06
 On or after October 1, 2000 and on or before September 30, 2001           48.83
 On or after October 1, 2001 and on or before September 30, 2002           61.04

      The purchase option exercise price may be paid in cash or the Company's common shares, or any combination of the foregoing, at the Company's sole discretion.

      TEVA PHARMACEUTICALS

      In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled release products. Eight of the twelve products have been identified. As at December 31, 1998, one, a generic version of Trental, has been approved by the FDA and ANDAs for seven others have been filed with the FDA.

      The Company will incur all costs and expenses for the development and registration of the eight identified products. The Company and Teva will jointly select and equally share the costs associated with the development and registration of the four products in the process of being identified.

      Under the terms of the agreement, Teva was obligated to pay the Company an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million related to reimbursement of research and development costs and $11.0 million to the initial purchase of product. Revenue received by the Company from Teva pursuant to the agreement in the year ended December 31, 1998, included $13.5 million reimbursement of research and development costs (1997 - $10.0 million) and $5.0 million of product sales (1997 - $6.0 million).

      H. LUNDBECK A/S

      In December, 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck") based in Copenhagen, Denmark, for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.





                                       F20

      Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8.5 million, subject to certain milestones.

      Revenue received by the Company from Lundbeck for product development, pursuant to the agreement, was $3.5 million in the year ended December 31, 1998.


 18.    SEGMENTED INFORMATION AND MAJOR CUSTOMERS

      Biovail is an international full service pharmaceutical company. The Company operates in a single industry and is engaged in formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

      Organizationally, the Company's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

      The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Canadian facilities and sales by Crystaal, the Canadian marketing division of the Company.

      The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including IPL, and product development milestone fees.

      The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expense attributable to the business units. Corporate general and administrative expense, and interest expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to product rights and other intangibles is allocated to the Royalty and Licensing segment. Amortization and depreciation of administrative assets are included as a component of selling, general and administrative expense.

                                      F21

     The following table sets forth information regarding segment operating income and segment assets:

                           PRODUCT         RESEARCH         ROYALTY
1998                        SALES      AND DEVELOPMENT   AND LICENSING          TOTAL
----                      --------     ---------------   -------------         -------
 Revenues from
external
 customers                    $69,154           $32,070        $11,612           $112,836
                             ---------         --------       --------          ---------
 Segment operating
 income                        30,780            13,047         11,272             55,099
 Unallocated amounts
 Selling, general and
 administrative expenses                                                          (5,954)
 Interest expense, net                                                            (1,702)
                                                                                ---------
 Income before income taxes                                                       $47,443
                                                                                =========
 Total assets for
operating
 segments                     $86,420            $7,845        $18,016           $112,281
 Cash and investments
not
 allocated to segments                                                             78,503
 Other unallocated
assets                                                                              9,135
                                                                                ---------
 Enterprise total
 consolidated assets                                                             $199,919
                                                                                =========
 Expenditure on
capital
 and other assets
 Attributable to
segments                       $6,383            $  740        $15,000            $22,123
 Other unallocated
assets                                                                              5,385
                                                                                ---------
                                                                                  $27,508
                                                                                =========
 Amortization of
capital
 and other assets
 Attributable to
segments                       $2,209            $  842         $1,482             $4,533
 Unallocated                                                                          423
                                                                                ---------
                                                                                   $4,956
                                                                                =========


                                       F22

                                                                    ROYALTY
                                PRODUCT          RESEARCH             AND
1997                             SALES        AND DEVELOPMENT      LICENSING          TOTAL
----                            --------      ----------------     ----------         ------
Revenues from external
customers                           $50,333            $19,559          $12,487           $82,379
                                   --------            -------         --------          --------
Segment operating
income                               24,854              3,589           11,992            40,435
Unallocated amounts
Selling, general and
administrative expenses                                                                   (2,902)
Interest expense, net                                                                       (351)
                                                                                         --------
Income before income taxes                                                                $37,182
                                                                                         ========
Total assets for operating
segments                            $69,308            $ 6,448          $ 5,005           $80,761
Cash and investments not
allocated to segments                                                                       6,078
Other unallocated assets                                                                    6,900
                                                                                         --------
Enterprise total
consolidated assets                                                                       $93,739
                                                                                         ========
Expenditure on capital
and other assets
Attributable to segments            $ 1,700            $   870          $     -           $ 2,570
Other unallocated assets                                                                      179
                                                                                         --------
                                                                                          $ 2,749
                                                                                         ========
Amortization of capital
and other assets
Attributable to segments            $ 1,756            $   716          $   392           $ 2,864
Unallocated                                                                                   256
                                                                                         --------
                                                                                          $ 3,120
                                                                                         ========


                                      F23

                                                                      ROYALTY
                                PRODUCT           RESEARCH              AND
1996                             SALES         AND DEVELOPMENT       LICENSING          TOTAL
----                            --------       ---------------       ---------          -----
Revenues from external
customers                           $54,313             $ 4,374            $7,743          $66,430
                             --------------  ------------------   ---------------  ---------------
Segment operating income
(loss)                               25,947              (8,115)            7,255           25,087
Unallocated amounts
Selling, general and
administrative expenses                                                                    (1,481)
Interest income, net                                                                           392
                                                                                   ---------------
Income before income taxes                                                                 $23,998
                                                                                   ===============
Total assets for operating
segments                            $37,726             $ 6,593            $6,906          $51,225
Cash and investments not
allocated to segments                                                                        3,993
Other unallocated assets                                                                     3,388
                                                                                   ---------------
Enterprise total
consolidated assets                                                                        $58,606
                                                                                   ===============
Expenditure on capital
and other assets
Attributable to segments            $ 4,891             $ 2,768             $   -           $7,659
Other unallocated assets                                                                       213
                                                                                   ---------------
                                                                                            $7,872
                                                                                   ===============
Amortization of capital
and other assets
Attributable to segments            $ 1,262             $   385             $ 171           $1,818
Unallocated                                                                                    149
                                                                                   ---------------
                                                                                            $1,967
                                                                                   ===============

     GEOGRAPHIC INFORMATION

     The following table sets out certain geographic information relative to the Company:

                          REVENUE (i)               LONG-LIVED ASSETS (ii)
                   1998       1997      1996       1998      1997      1996
                 ---------  --------  ---------  --------  --------  --------
Canada            $ 10,735   $11,938     $2,034   $23,786   $20,079   $20,784
United States       76,498    57,965     60,777         -         -         -
Puerto Rico and
Barbados                 -         -          -    27,694     9,889    10,254

Other foreign
countries           25,603    12,476      3,619       514       775       969
                 ---------  --------  ---------  --------  --------  --------
                  $112,836   $82,379    $66,430   $51,994   $30,743   $32,007
                 =========  ========  =========  ========  ========  ========


                                       F24

(i) Revenues are attributed to countries based on location of customer.
     (ii) Consists of Capital and Other Assets, net.

     INFORMATION ABOUT MAJOR CUSTOMERS

     External customers accounting for 10% or more of the Company's revenues in 1998 are set out as follows:

                          Revenue   % of Total Revenues  Included in Reportable Segment
                          --------  -------------------  ------------------------------
Forest Laboratories Inc.   $57,159          51           Product Sales
                                                         Product Sales (4% of total revenues)
Teva Pharmaceutical                                      Research and Development (12% of
Industries Ltd.             18,502          16           total  revenues)

19.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain material respects from those applicable in the United States ("U.S. GAAP").

Subsequent to the issuance of the financial statements of the Company for the year ended December 31, 1997, the Company's management determined that the compensation cost of certain compensatory stock option arrangements had not been identified as a difference between Canadian and U.S. GAAP. As a result, net income and earnings per share for the years ended December 31, 1997 and 1996, under U.S. GAAP, have been restated from amounts previously reported to reflect this difference. The restatement had no effect on amounts previously reported for proforma net income or earnings per share for 1997 and 1996 under the methodology prescribed by SFAS No. 123, as described in note (f) below.

The material differences as they apply to the Company's financial statements are as follows:

a)   Reconciliation of net income under Cdn. and U.S. GAAP


                                                     1998      1997              1996
                                                    ------  ----------         --------
Net income under Cdn.  GAAP...............         $45,419    $35,241          $23,284
U.S. GAAP adjustments
Write-off of product launch
advertising costs (i).....................           (426)          -                -
Collection of warrant subscription
receivable (ii)...........................         (1,179)       (750)               -
Compensation cost for employee stock
options (iii).............................         (2,237)     (1,669)            (620)
                                            --------------  ---------          -------
Net income according to U.S. GAAP.........         $41,577    $32,822           $22,664
                                            ==============  =========   ===============
Earnings per share under U.S. GAAP
Basic.....................................           $1.56    $  1.28          $  0.89
Fully diluted.............................           $1.53    $  1.23          $  0.84
Weighted average number of  common
shares outstanding  under U.S. GAAP.......
Basic.....................................          26,641     25,606           25,378
Fully diluted.............................          27,236     26,619           26,932


                                       F25

19.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -
     CONTINUED

 (i) For the purposes of reporting under U.S. GAAP, companies are required to write off certain product launch and advertising costs incurred during the year. This adjustment represents the portion of product launch and advertising costs deferred under Canadian GAAP required to be written off under U.S. GAAP.

 (ii) See Note 19 (c)

 (iii) For the purposes of reporting under U.S. GAAP, the Company accounts for compensation expense for certain employee stock option plans under the provisions of Accounting Principles Board Opinion 25. No such expense is required to be determined under Cdn. GAAP.

 In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share", basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Fully diluted earnings per share reflect the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares. The computation of diluted earnings per share does not include stock options and warrants with dilutive potential that would have an antidilutive effect on earnings per share.

      b) Comprehensive income

 Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which established standards for the reporting of comprehensive income and its components:


Statement of comprehensive income (loss)       1998     1997     1996
                                             -------  -------  -------
Net income according to U.S. GAAP...........  $41,577  $32,822  $22,664
                                             -------  -------  -------
Other comprehensive income (loss), net of
tax
Foreign currency translation  adjustment...     (269)    (577)  (1,058)
Unrealized holding losses on long-term
investments (i)............................     (877)       -        -
                                             -------  -------  -------
Other comprehensive loss...................   (1,146)    (577)  (1,058)
                                             -------  -------  -------
Comprehensive income under U.S. GAAP.......  $40,431  $32,245  $21,606
                                             =======  =======  =======

 (i) Under U.S. GAAP, specifically SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified certain of its long term investments as securities available-for-sale and accordingly, is required to include the change in net unrealized holding losses on these securities in other comprehensive income.

                                      F26

19.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -
     CONTINUED

Accumulated other comprehensive loss balances

                                                      1998                                            1997
                                 FOREIGN           UNREALIZED                      Foreign         Unrealized
                                 CURRENCY           LOSSES ON                     Currency          Losses on
                               TRANSLATION         INVESTMENTS         TOTAL     Translation       Investments          Total
                               ------------       -------------        -----    -------------      -----------          -----
Balance, beginning
of year                             $(960)            $   -            $(960)            $(383)              $--       $(383)
Current year change                  (269)             (877)          (1,146)             (577)               --        (577)
                              ------------           ------         ---------           -------    -------------       ------
Balance, end of year              $(1,229)            $(877)         $(2,106)            $(960)              $--       $(960)
                              ============           ======         =========           =======    =============       ======

c) The components of shareholders' equity under U.S. GAAP are as follows:

                                                                1998                     1997
                                                          --------------             ------------
Share capital........................................           $19,428                  $18,465
Warrants.............................................             8,244                    8,244
Warrant subscription receivable......................            (6,315)                  (7,494)
Retained earnings....................................            26,111                   54,914
Accumulated other comprehensive loss.................            (2,106)                    (960)
                                                         --------------             ------------
                                                                $45,362                  $73,169
                                                         ==============             ============

     Under U.S. GAAP, the Company would record in paid-up capital an amount equal to the proceeds attributable to Warrants as determined at the time of their issuance along with an offsetting contra equity account, "Warrant subscription receivable". Under Cdn. GAAP, the offsetting amount has been recorded as a reduction in retained earnings.

d) Under U.S. GAAP, the following additional supplemental cash flow disclosure would be provided:

                                   1998            1997           1996
                              --------------  --------------  -------------
Cash paid for:
Interest                              $1,050          $  691           $608
Income taxes                          $2,153          $1,736           $603

e) Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 109 - "Accounting for Income Taxes":

     As at December 31, 1998, the Company has unused tax benefits of approximately $6,293,000 related to net operating loss and tax credit carry forwards, all of which relate to the Canadian operations. Under U.S. GAAP, a valuation allowance of an equivalent amount would be recognized to offset the related deferred tax asset due to the uncertainty of realizing the benefit of the loss and tax credit carry forwards.


                                      F27

19.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -
     CONTINUED

     The net change in valuation allowance for the deferred tax asset was an increase of $3,736,000 and $2,982,000 in 1998 and 1996 respectively, and a decrease of $214,000 in 1997.

     f) The Company accounts for compensation expense for certain members of its employee stock option plan under the provisions of Accounting Principles Board Opinion 25. Had compensation cost for the employee stock option plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS no. 123 - "Accounting for Stock-based Compensation", the Company's net income and earnings per share would have been reduced by approximately $5,264,000, $2,053,000 and $2,525,000 or $0.20, $0.08 and $0.10 per share in the years
1998, 1997 and 1996, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996; dividend yield of 0%, expected volatility of 48%, risk-free interest rate of 5.5% and expected lives of an average of 4 years.

     g) There were no impairment write-downs related to goodwill, product rights, or fixed assets required under U.S. GAAP.

     h)  New statements of Financial Accounting Standards
In June, 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is likely to be effective for the
fiscal quarters of the year ended December 31, 2001.   The Company does not
anticipate that the implementation of this statement will have a material impact on the consolidated financial statements.

20.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

21.  SUBSEQUENT EVENTS

     From January 1, 1999 to April 30, 1999, in accordance with the Company's stock repurchase program as described in Note 11, the Company has repurchased an additional 371,500 common shares at a cost of $14,933,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $14,701,000 has been charged to retained earnings.




                                      F28