Form 20-F
BIOVAIL CORPORATION INTERNATIONAL
filed 2000-04-19
CIK 885590

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

/ / Registration Statement Pursuant To Section 12(b) or 12(g) of The Securities Exchange Act Of 1934
                                       OR
/X/ Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934 For the fiscal year ended December 31, 1999
                                       OR
/ /  Transition Report Pursuant To Section 13 or 15(d) of The Securities
     Exchange Act Of 1934 For the transition period from                 to

     COMMISSION FILE NUMBER 001-11145

                               BIOVAIL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

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

    TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED

Common Shares, No Par Value                   New York Stock Exchange
                                               Toronto Stock Exchange

Warrants, each warrant entitling              New York Stock Exchange
the holder to purchase one Common Share, no par value, of Biovail Corporation

6 3/4% Convertible Subordinated Preferred              New York Stock Exchange
Equivalent Debentures due March 31, 2025

Securities registered or to be registered pursuant to Section 12(g) of the
Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

62,195,784 common shares, without par value as of December 31, 1999

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

                               TABLE OF CONTENTS


                              GENERAL INFORMATION

                                    PART 1

                                                                                                                PAGE
Item  1.    Description of Business................................................................................2
Item  2.    Description of Properties.............................................................................26
Item  3.    Legal Proceedings.....................................................................................27
Item  4.    Control of Registrant.................................................................................28
Item  5.    Nature of Trading Market..............................................................................28
Item  6.    Exchange Controls and Other Limitations
              Affecting Security Holders..........................................................................30
Item  7.    Taxation..............................................................................................31
Item  8.    Selected Consolidated Financial Data..................................................................33
Item  9.    Management's Discussion and Analysis of
              Financial Conditions and Results of Operations......................................................35
Item 9A.    Quantitative and Qualitative Disclosure about Market Risk.............................................41
Item 10.    Directors and Officers of the Company.................................................................42
Item 11.    Compensation of Directors and Officers................................................................44
Item 12.    Options to Purchase Securities from the Company or  Subsidiaries......................................46
Item 13.    Interest of Management in Certain Transactions........................................................48

                                                         PART II
Item 14.    (Not Applicable)......................................................................................49

                                                        PART III
Item 15.    (Not Applicable).. ...................................................................................49
Item 16.    Changes in Securities, Changes in Securities for Registered Securities and Use of
              Proceeds .......................................................................................49

                                                         PART IV
Item 17.    Financial Statements..................................................................................49
Item 18.    Financial Statements..................................................................................50
Item 19.    Financial Statements and Exhibits.....................................................................50


                                     PART I

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

All share and related information(such as per share information, options and warrants) has been adjusted to give effect, retroactively, to a two-for-one stock split completed on December 31, 1999.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
TO THE EXTENT THAT ANY STATEMENTS MADE IN THIS DOCUMENT CONTAIN INFORMATION THAT ARE NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING U.S. FOOD AND DRUG ADMINISTRATION AND CANADIAN THERAPEUTIC PRODUCT PROGRAM APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S VARIOUS FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


ITEM  1. DESCRIPTION OF BUSINESS(1)

GENERAL

         Biovail Corporation ("Biovail" or the "Company") is incorporated under the Business Corporations Act (Ontario) R.S.O. 1990, as amended. Established on March 29, 1994 as a result of the amalgamation of Trimel Corporation ("Trimel") and its then subsidiary, Biovail Corporation International ("BCI"), the Company effected an amalgamation on February 18, 2000 to change its name from Biovail Corporation International to Biovail Corporation.

COMPANY OVERVIEW

OVERVIEW

         We are an international, fully-integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. We have proprietary technologies which we use to develop products which are either (1) generically equivalent to existing once-daily branded products or (2) branded products that improve upon conventional multiple daily dose immediate-release forms of existing products by providing the therapeutic benefits of controlled-release drug delivery. As a fully-integrated company, we control all facets of the drug development process from formulation development to clinical testing, manufacturing and obtaining regulatory approval. This integrated approach results in operational synergies, flexibility and cost efficiencies. In Canada, we market our products directly, while in the rest of the world we market our products through strategic licensing partners. We generate our revenues from (1) developing and licensing oral controlled-release products using our proprietary drug delivery technologies; (2) manufacturing such products for sale to licensees and wholesalers and from direct marketing

-----------------------------
(1) BIOVAIL, the Biovail word logo, Tiazac-Registered Trademark-, Viazem, and Crystaal are all trademarks of the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this document are the property of their respective owners.

of proprietary and in-licensed products in Canada; and (3) providing pharmaceutical contract research services to Intelligent Polymers Limited ("Intelligent Polymers") and other third parties. We do not engage in basic research to discover New Chemical Entities ("NCEs"). For the year ended December 31, 1999, we had revenues of $176.5 million, net income of $62.5 million and earnings per share of $1.22. The three areas referred to in clauses (1), (2) and (3) above accounted for 14.0%, 56.4% and 29.6%, respectively, of our total revenues for the year.

         In the past, we licensed our controlled-release products early in the development cycle to pharmaceutical companies who developed, manufactured and sold our products in a number of international markets. Today, we develop, manufacture, market and out-license our own products once they have reached an advanced state of development. We have developed fifteen products to date that are currently sold under license in more than 55 countries. We manufacture four of these products, Tiazac-Registered Trademark- and generic versions of Trental, Cardizem CD and Voltaren XR, for sale by our licensees in the United States and Europe. We also market a generic version of Verelan through agreements with Mylan Pharmaceuticals Inc. ("Mylan") pending final approval by the U.S. Food and Drug Administration ("the FDA") of our product. In Canada, Tiazac-Registered Trademark- is sold by Crystaal, our marketing division ("Crystaal"). Tiazac-Registered Trademark- is currently our principal product, representing approximately 43.8% of revenues for the year ended December 31, 1999.

         Our pipeline products fall into two categories. The first category, representing near-term opportunities, covers generic controlled-release and rapid dissolve versions of fourteen major brand name drugs (one of which has been tentatively approved), in particular, products indicated for the treatment of chronic disorders such as cardiovascular and anti-arthritic conditions, and for pain management. The second category, representing mid- to long-term opportunities, are branded controlled-release once-daily versions of four existing multi-dose products and one once-daily immediate-release product (citalopram) indicated for the treatment of chronic disorders such as depression, anxiety, smoking cessation, pain management and diabetes.

         The following table lists our branded drugs and our generic versions of branded drugs of others, each of which we currently license to others or market or are developing:

------------------------------------------------------------------------------------------------------------------------------
                                             BRANDED                                                GENERIC
                                                                                                  VERSIONS OF
                --------------------------------------------------------------------------------------------------------------
                Tiazac-Registered Trademark-    Sirdalud CR                                       Cardizem CD
                Oruvail                         Gastro-Timelets                                    Trental
MARKETED        Norpace                         Novagent                                          Verelan(1)
PRODUCTS        Theo-24                         Beta-Timelets                                     Voltaren XR
                Isoket Retard                   Tiamon Mono
                Elantan Long                    Regenon Retard

                                       UNDER DEVELOPMENT:                                      APPROVED BY FDA:
PIPELINE                                    Bupropion                                            Adalat CC(3)
PRODUCTS                                  Buspirone(2)                                          FILED WITH FDA:
                                            Metformin                                             Verelan(1)
                                            Tramadol
                                           Citalopram                                           Procardia XL(4)
                                                                                                  Dilacor XR
                                                                                              UNDER DEVELOPMENT:
                                                                                              Controlled Release:
                                                                                                 FOUR PRODUCTS
                                                                                                Rapid Dissolve:
                                                                                                 SIX PRODUCTS
------------------------------------------------------------------------------------------------------------------------------

(1) We are marketing Mylan's version of this product pending final regulatory approval of our product. See "-Generic Product Pipeline-Generic Version of Verelan."

(2) We recently initiated Phase III clinical trials for our controlled- release formulation of buspirone.

(3) We have received tentative approval from the FDA for this product. See "-Generic Product Pipeline-Generic Version of Adalat CC."

(4)  We acquired this product from Intelligent Polymers in December 1999.

         Three of the fourteen generic versions of branded controlled-release and rapid dissolve drugs in our pipeline have been submitted and are awaiting regulatory approval in the United States from the FDA. These three products include generic formulations of Verelan, Procardia XL and Dilacor XR, all of which are calcium channel blockers used for the treatment of hypertension and/or angina. We have received tentative approval for a generic version of Adalat CC. Historically, the FDA reviews and approves these generic products in an average twenty-four month timeframe, unless the generic filer is subject to patent infringement litigation by the innovator, in which case the FDA is precluded from approving the product until the earlier of thirty months or settlement of the patent infringement litigation. These four generic pipeline products (including Adalat CC) had aggregate U.S. sales of approximately $1.1 billion (including generics) for the twelve months ended September 30, 1999. Once approved, these products will be marketed in the United States by Teva Pharmaceutical Industries Ltd. (together with its affiliates, "Teva"). In addition, we market a generic version of Verelan through our licensee Teva as a result of our agreements with Mylan. Pursuant to this agreement, Mylan will manufacture all of our requirements for Verelan until we receive product approval from the FDA for our generic version of Verelan. See "-Generic Product Pipeline-Generic Version of Verelan."

         In July 1997, we formed Intelligent Polymers primarily to develop once-daily controlled-release versions of selected drugs which are currently marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing. The chemical patents and/or exclusivity periods for these drugs have or will have expired upon the anticipated date of receipt of FDA marketing approval for the once-daily controlled-release formulations to be developed. We are developing certain products pursuant to contractual arrangements with Intelligent Polymers. We will have the right to manufacture and market such products, as licensee, under distinct brand names and not as generics. In a $75 million initial public offering in October 1997, 100% of the common shares of Intelligent Polymers were sold to the public. We own 100% of the special shares of Intelligent Polymers, which allows us, at any time prior to October 2002, to buy all, but not less than all, of Intelligent Polymers' common shares from the public holders with cash, our stock, or a combination of both. Intelligent Polymers does not perform any research or other activities on its own behalf. We perform all such activities on behalf of Intelligent Polymers under a development contract. See "Branded Product Pipeline-Development Contract."

         In December 1998, we entered into a multi-faceted ten-year agreement with H. Lundbeck A/S of Copenhagen ("Lundbeck") for the development of a novel controlled-release formulation of the anti-depressant citalopram, marketed under the trademark Celexa in the United States. Under the agreement, we will develop, manufacture and supply a controlled-release version of citalopram for commercial sale by Lundbeck or its licensees worldwide. In exchange, Lundbeck will pay us product development fees and an agreed upon supply price upon commercialization of the controlled-release citalopram product.

         Our marketing division, Crystaal, performs sales and marketing activities in Canada for our products as well as for products licensed from third parties. Crystaal is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients. Crystaal's product portfolio strategy is to focus on drugs for the primary care market, therapies for the acute care market and drugs for the treatment of central nervous system and neurological disorders. All three areas represent rapidly growing market segments. We believe our strategy of acquiring exclusive licenses from third parties to sell branded drug products, combined with our portfolio of existing and future controlled-release branded products, provides Crystaal with an opportunity to become a significant marketing presence in the Canadian market.

         We also have a full-service Contract Research Division ("CRD") which provides clinical research and laboratory testing services for our product development projects and for third-party international and domestic pharmaceutical companies. The CRD includes a full-service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services. The CRD can also provide support services to its clients in the area of quality control. The CRD operates in a facility that includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 200-bed study clinic.

         We intend to selectively pursue strategic investments and alliances with small to medium-sized pharmaceutical companies that require additional capital to sustain specific NCE projects in the advanced stages of development as well as to fund the completion of development of novel products utilizing advanced drug delivery systems. In exchange for our investments, we expect to acquire various rights, options and licenses with respect to the manufacturing and marketing of drugs and technologies derived from these projects.

INDUSTRY OVERVIEW

         Controlled-release products are formulations which release bio-active drug compounds in the body gradually and predictably over a 12 to 24 hour period and which therefore only need to be taken once or twice daily. Controlled-release products typically provide numerous benefits over immediate-release drugs, including (1) greater effectiveness in the treatment of chronic conditions resulting from a more consistent delivery of medication over time; (2) reduced side effects; (3) greater convenience (only taken once or twice a day); and (4) higher levels of patient compliance due to a simplified dosing schedule. We believe that the total prescription drug market in the United States was approximately $106 billion for the twelve months ended September 30, 1999, while the oral controlled-release segment of this market was approximately $7.9 billion for that period.

         In general, pharmaceutical companies are under pressure to begin marketing a drug as soon as it is developed in order to recoup significant research costs and to secure early entry into the market. In addition, there are significant technical barriers associated with the development of controlled-release drugs. As a result, pharmaceutical companies typically have not spent the time required to develop a controlled-release version of a product while their immediate-release version is under patent, despite the therapeutic advantages of controlled-release drugs versus their immediate-release counterparts.

         When a new drug product is developed, the innovator company typically applies for and is granted a product patent which expires on the date which is 20 years from the first date a patent application was filed (or, for patents in force on, or that result from a patent application filed before, June 8, 1995, the later of such date and the date 17 years from the date a patent is issued). Because no other company can, without authorization, make, use, sell, import or offer for sale a generic version of such original branded product until the chemical patent on such drug product expires, the innovator has a monopoly during the patent period on marketing a branded product. Once the chemical patent (and, if applicable, the exclusivity period) expires, other companies may be able to market a generic version of that branded product if no other patents apply and regulatory approval is obtained.

         If the generic product is bioequivalent to the reference product, it can be substituted by pharmacists for the reference branded product prescribed by physicians. Increasingly, pharmacists are substituting a branded product with a generic because generic products are generally sold at a discount to the corresponding branded product. Although discounted relative to branded products, controlled-release generic products have not typically been subject to the deep price discounts of immediate-release generics. Generic substitution is commonly required by Managed Care Organizations ("MCOs"), Health Maintenance Organizations ("HMOs") and other third-party payors.

         Branded products that include the same chemical compound as the original branded products, but are not generic versions of these brands, may also be approved by the FDA. This approval is on the basis of the more extensive regulatory procedures applicable to branded products. Once such products are approved, they may be marketed as distinct brands in competition for doctors' prescriptions against other brand name products upon expiration of the applicable chemical patent on the drug compound used in the original branded products, assuming the product does not violate any other patent. We believe that there is a significant opportunity for the marketing of products approved as branded once-daily controlled-release versions of products currently available only in an immediate-release form (or in a controlled-release form requiring multiple daily dosing) and whose patents or exclusivity period have or will have expired upon the anticipated date of receipt of FDA marketing approval. Excluding Procardia XL (which we acquired from Intelligent Polymers in December 1999), the products we are developing on behalf of Intelligent Polymers are of this sort.

         There are approximately 60 oral controlled-release branded products that have been approved for sale in the United States by the FDA. By the end of 2000, the patent and exclusivity periods will have expired on 95% of these products. Because of the technological barriers associated with the development of controlled-release drugs, there has not been the same proliferation of generic drugs in the controlled-release segment as in the immediate-release segment of the industry.

         When an application for a new branded drug formulation (as opposed to a generic) is approved by the FDA (A New Drug Application ("NDA")), it may be granted a three-year exclusivity period under the Waxman-Hatch Act, during which time it is protected from generic competition. For example, Tiazac-Registered Trademark- was approved in September 1995 and its exclusivity period expired in September 1998. One generic drug manufacturer has submitted an application for a generic version of Tiazac-Registered Trademark- with the FDA through an an Abbreviated New Drug Application ("ANDA"). We have commenced a legal action for patent infringement, which automatically bars the FDA from granting approval for an additional 30 months, subject to earlier resolution of legal issues. Other than awaiting the expiration of the Tiazac-Registered Trademark- patent and exclusivity, the only way a generic applicant can avoid triggering the 30-month moratorium is by not seeking approval as a generic equivalent of Tiazac-Registered Trademark- through an ANDA, but by seeking approval as a branded drug by filing an NDA under Section 505 (b)(1) of the Federal Food, Drug, and Cosmetic Act (the "FDC Act"), which is more expensive and costly to prepare than an ANDA.

         Under the FDC Act, the first filer of a generic product is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer's generic product or a successful defense of a patent infringement suit.

PRODUCTS OF BIOVAIL

LICENSED AND MARKETED PRODUCTS

         We have developed fifteen controlled-release drugs which are currently marketed through licensees and, in the case of Tiazac-Registered Trademark-, directly in Canada through our marketing division Crystaal. Of these fifteen drugs, we manufacture four, Tiazac-Registered Trademark- and generic formulations of Trental, Cardizem CD and Voltaren XR, under supply agreements with our licensees. We also market one, Verelan, under agreements with Mylan pursuant to which Mylan will manufacture all of our requirements for Verelan until our version of the product is approved. See "-Generic Product Pipeline-Generic Version of Verelan." The remaining drugs are manufactured by licensees.

         The following table sets forth the sixteen controlled-release products (including Verelan) that are currently licensed and marketed. These formulations have been designed for once-daily dosing unless otherwise specified. Except for Tiazac-Registered Trademark-, which is our registered trademark, the trade names for the pharmaceutical products described below and elsewhere in this Form 20-F are the property of (and may be registered trademarks of) our licensees and marketing partners or others.

            PRODUCTS                        CHEMICAL                 INDICATION                    PRINCIPAL LICENSEE
            --------                        --------                 ----------                    ------------------
                  MANUFACTURED BY BIOVAIL
Tiazac-Registered Trademark-     Diltiazem                   hypertension/angina        Forest Laboratories, Inc ("Forest")
                                                                                        (U.S.), various international licensees
Trental (generic version)        Pentoxifylline              peripheral arterial        Teva (U.S.)
                                                             disease
Cardizem CD (generic version)    Diltiazem                   hypertension/angina        Teva (U.S.)
Voltaren XR (generic version)    Diclofenac                  osteoarthritis/rheumatoid  Teva (U.S.)
                                                             arthritis
                  MANUFACTURED BY OTHERS
Oruvail                          Ketoprofen                  arthritis                  Wyeth-Ayerst Laboratories (U.S.)
Norpace(1)                       Disopyramide                ventricular arrhythmias    G.D. Searle (U.S.)
Theo-24                          Theophylline                asthma and bronchitis      UCB Pharma (U.S.)
Isoket Retard                    Isosorbide Dinitrate        angina                     Schwarz Pharma (Germany)
Elantan Long                     Isosorbide-5-Mononitrate    angina                     Schwarz Pharma (Germany)
Sirdalud CR                      Tizanidine                  spasticity management      Novartis (Switzerland)
Gastro-Timelets                  Metoclopramide              gastric reflux             Temmler (Germany)
Novagent                         Ibuprofen                   arthritis                  Temmler (Germany)
Beta-Timelets                    Propanolol                  hypertension/angina        Temmler (Germany)
Tiamon Mono                      Dihydrocodeine              pain management            Temmler (Germany)
Regenon Retard                   Diethylpropion              obesity therapy            Temmler (Germany)
Verelan(2) (generic version)     Verapamil                   hypertension/angina        Teva (U.S.)


------

(1)  Twice-daily dosing.

(2) Under agreement with Mylan, Mylan will manufacture all of our requirements for Verelan until approval of our version of the product.

         TIAZAC-Registered Trademark-

         Our principal product is currently Tiazac-Registered Trademark-, accounting for approximately 43.8% of our total revenues for the year ended December 31, 1999. No other product individually accounted for 10% or more of our revenue base during such period. During this period, all revenue related to Tiazac-Registered Trademark- was generated through our licensing agreements with Forest and European licensees and sales made by Crystaal.

         Tiazac-Registered Trademark- belongs to a class of drugs used in the treatment of hypertension and angina called calcium channel blockers, which generated U.S. sales of $3.9 billion for the twelve months ended September 30, 1999. Within the market for calcium channel blockers, diltiazem-related once-daily products accounted for approximately $998 million of U.S. sales for the twelve months ended September 30, 1999, the largest portions of which are represented by Cardizem CD ($729 million, including generics) and Dilacor XR ($115 million, including generics). Tiazac-Registered Trademark- is another once-daily branded diltiazem product. Since we introduced Tiazac-Registered Trademark- in the United States in February 1996, Tiazac-Registered Trademark-'s market share has increased as a percentage of total prescriptions in the U.S. once-daily diltiazem market, to approximately 16% by the end of 1999. There can be no assurance that such levels of growth can be sustained.

         Tiazac-Registered Trademark- has several advantages over other formulations of diltiazem, including (1) a much smaller capsule size; (2) a wider dosing range (approved for a maximum daily dose up to 540 mg); (3) lower pricing; and (4) labeling which specifically permits physicians to switch patients to Tiazac-Registered Trademark- from Cardizem CD at the nearest equivalent daily dose. An NDA for Tiazac-Registered Trademark- was approved by the FDA in September 1995 and by Health Canada's Therapeutic Products Program ("TPP") in April 1997.

         We licensed the right to market Tiazac-Registered Trademark- in the United States to Forest in September 1995 and the formal product launch took place in February 1996. Our license agreement with Forest provides us with a royalty payment of 8% of net sales for 16 years, commencing December 1995. In addition, under our 16-year supply agreement with Forest, we act as the exclusive manufacturer of Tiazac-Registered Trademark- and receive contractually determined manufacturing fees.

         In Canada, Crystaal currently markets Tiazac-Registered Trademark-through its field force consisting of over 70 representatives, under the direction of a marketing and sales management team located at our headquarters in Mississauga, Ontario, Canada. Tiazac-Registered Trademark-has been accepted on the provincial drug formularies in each of the provinces of Canada, thereby making it eligible for reimbursement by the provincial government health plan in all provinces.

         Tiazac-Registered Trademark- is marketed under the trade name Viazem XL and under other trademarks in Europe. It is licensed to Stada Arzneimittel AG ("Stada") in the United Kingdom and Ireland; Stada, Ratiopharm GmbH and Heumann GmbH in Germany; Zambon B.V. in The Netherlands; A/S GEA Farmaceutisk Fabrik in Denmark, Sweden and Finland and Crinos S.p.A. in Italy. We have also licensed the product to two companies in South America and a company in Australia.

         PENTOXIFYLLINE

         A three times a day timed-release formulation of pentoxifylline, introduced in September 1994 by Hoechst Marion Roussel, is marketed in the United States under the trade name Trental. Trental is used in the treatment of patients with peripheral vascular disease. U.S. sales of Trental and generic formulations of pentoxifylline were approximately $93 million in the twelve months ended September 30, 1999. Competitors' generic versions of Trental were launched in August 1997. We received approval of our generic version of Trental in July 1998 and market this product in the United States through our licensee, Teva.

         DILTIAZEM

         A three to four times daily immediate-release formulation of diltiazem, introduced in November 1982 by Hoechst Marion Roussel, is marketed in the United States under the brand name Cardizem. Hoechst Marion Roussel introduced a controlled-release once daily version in August 1992 under the brand name Cardizem CD. U.S. sales of Cardizem CD were approximately $729 million (including generics) for the twelve months ended September 30, 1999. We received approval of our generic version of Cardizem CD in December 1999 and we market this product in the United States through our licensee, Teva. Tiazac-Registered Trademark-, although a once-daily diltiazem formulation, is not a generic for Cardizem CD because it has a different release profile and is marketed as a branded version of diltiazem, not as a generic for Cardizem CD. As a result, we believe that our introduction of a generic for Cardizem CD will not significantly impact Tiazac-Registered Trademark- sales, but will instead erode sales of branded Cardizem CD.

         DICLOFENAC

         A two to three times daily delayed-release enteric coated formulation of diclofenac, introduced in July 1988 by Ciba-Geigy Corporation, is marketed in the United States under the brand name Voltaren. Ciba-Geigy Corporation received approval from the FDA for a controlled-release version and began marketing this product in April 1996 under the brand name Voltaren XR. U.S. sales of Voltaren XR were approximately $98 million for the twelve months ending September 30, 1999. Today the marketer of Voltaren XR is Novartis Pharmaceuticals Corporation as a result of the Ciba-Geigy Corporation/Sandoz Pharmaceuticals Corporation merger. We received approval for our generic version of Voltaren XR in February 2000 and market this product in the United States through our licensee, Teva.

         OTHER BRANDED PRODUCTS

         In addition to Tiazac-Registered Trademark-, we have formulated eleven other branded oral controlled-release products. We have licensed these products to marketing partners and receive royalties of approximately 3% of the licensee's net sales of such products. This royalty rate reflects the fact that these drugs were licensed before clinical trials had been completed and, as a result, significant development risks were shared by the licensees.

         The most significant product in this group is Oruvail, a controlled-release formulation of ketoprofen used in the treatment of rheumatoid arthritis and osteoarthritis, chronic conditions that we believe affect an estimated 38 million people in the United States alone. Oruvail is the world's first once-daily pH-dependent nonsteroidal anti-inflammatory drug. Oruvail is internationally established as an effective anti-arthritic treatment and is currently marketed by our licensees, Wyeth-Ayerst Laboratories in the United States and Rhone-Poulenc Rorer in other countries. In the United States, sales of Oruvail (including generics) were approximately $64.4 million for the twelve months ended September 30, 1999. Biovail's Oruvail, sold by Wyeth-Ayerst Laboratories, accounted for 61% or $39.6 million of the total amount of Oruvail (including generics) sold in the United States during that period.

GENERIC PRODUCT PIPELINE

         We have a pipeline of fourteen generic versions of branded controlled-release and rapid dissolve products, including Procardia XL, which we acquired from Intelligent Polymers in December 1999. We have filed ANDAs for four of our generic products with the FDA, one of which (Adalat CC) has received tentative approval. Collectively, the branded versions of these four products generated approximately $1.1 billion in U.S. sales in the twelve months ended September 30, 1999.

         The eight controlled-release drugs in our generic product pipeline are used primarily in the treatment of chronic conditions in the cardiovascular and bone and joint disease areas and for pain management, conditions for which controlled-release formulations provide significant clinical and economic benefits.

         We expect to price our generic products at a discount to branded products. However, because of the technological barriers associated with developing controlled-release products, we do not expect our generic products to experience as much price erosion as immediate-release generic products, which are easier to duplicate.

         The following chart presents information for the twelve months ended September 30, 1999 with respect to the branded versions of the four ANDAs that we have filed with the FDA.

                                                                                 TOTAL U.S. PRODUCT
   CURRENTLY MARKETED BRAND NAME        FILING DATE         INDICATION            SALES(IN MILLIONS)
   -----------------------------        -----------         ----------           -------------------
             Verelan(1)                     1997        angina, hypertension              $91(2)
          Procardia XL(3)                   1998        angina, hypertension              539
            Adalat CC(4)                    1998        hypertension                      372
             Dilacor XR                     1998        angina, hypertension              115(2)

-----

(1) We are marketing this product under agreement with Mylan. See "-Generic Version of Verelan."

(2)  Includes generic versions.

(3)  We acquired this product from Intelligent Polymers in December 1999.

(4) We have received tentative approval from the FDA for this product. See "-Generic Version of Adalat CC."

         GENERIC VERSION OF VERELAN

         A three to four times daily immediate-release formulation of verapamil, originally introduced in March 1982 by Knoll Pharmaceuticals, is marketed in the United States. Lederle Laboratories received approval for a controlled-release version in May 1990 and markets the product under the brand name Verelan. U.S. sales of Verelan were approximately $91 million (including generics) for the twelve months ended September 30, 1999.

         We filed an ANDA for the generic version of Verelan in the second quarter of 1997. In March 1999, we entered into agreements with Mylan for the marketing of all dosages of a generic version of Verelan using our ANDA first filer status and Mylan's product approval, which was granted on April 22, 1999. Mylan will manufacture all of our requirements for Verelan until our product approval. We market this product through our licensee, Teva, and Mylan independently markets and prices this product on its own behalf.

         GENERIC VERSION OF PROCARDIA XL

         A three to four times daily immediate-release formulation of nifedipine, introduced in January 1982 by Pfizer Inc. ("Pfizer"), is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled-release version in September 1989 under the brand name Procardia XL. U.S. sales of Procardia XL were approximately $539 million for the twelve months ended September 30, 1999.

         We developed our generic version of Procardia XL on behalf of Intelligent Polymers that includes multiple strengths and filed an ANDA in the first quarter of 1998. Prior to such filing, Mylan filed an ANDA for the 30 mg. strength only. In December 1999, we exercised an option to acquire this product from Intelligent Polymers by paying $25.0 million.

         GENERIC VERSION OF ADALAT CC

         A three to four times daily immediate-release formulation of nifedipine, introduced in January 1985 by Bayer, is marketed in the United States under the brand name Adalat. Bayer received approval from the FDA for a controlled-release version in April 1993 and markets the product under the brand name Adalat CC. U.S. sales of Adalat CC were approximately $372 million for the twelve months ended September 30, 1999.

         We received tentative approval from the FDA in June 1999 for our 30 mg. and 60 mg. generic versions of Adalat CC. Tentative approval means that the scientific aspects of the product have been approved by the FDA. We were the first company to file an ANDA for the 60 mg. strength of Adalat CC and will therefore be entitled to 180 days of marketing exclusivity. Elan Corporation plc ("Elan") was the first to file an ANDA for the 30 mg. strength. We have entered into an agreement with Elan giving us exclusive marketing rights for the United States for Elan's generic versions of Adalat CC in return for certain upfront payments and future royalties. We will thus be able to launch a 30 mg. Adalat CC product, which we intend to do through Teva, six months earlier than previously scheduled.

         GENERIC VERSION OF DILACOR XR

         A once daily controlled-release formulation of diltiazem, introduced in June 1992 by Rhone-Poulenc Rorer, Inc., is marketed in the U.S. by Watson Pharmaceuticals, Inc. under the brand name Dilacor XR. U.S. sales of Dilacor XR were approximately $115 million (including generics) for the twelve months ended September 30, 1999.

         We filed an ANDA for the generic version of Dilacor XR in the third quarter of 1998.

BRANDED PRODUCT PIPELINE

         In July 1997, we formed Intelligent Polymers primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods have or are about to expire and which are currently marketed (1) only in immediate-release form or (2) in controlled-release form requiring multiple daily dosing. We expect that such products will be marketed under distinct brand names. In an initial public offering in October 1997, 100% of the common shares of Intelligent Polymers were sold to the public. At any time prior to October 2002, as the holder of a class of special shares of Intelligent Polymers, we have the right to buy from the public holders all, but not less than all, of Intelligent Polymers' common shares with cash, our stock or a combination of both. Intelligent Polymers does not perform any research or other activities on its own behalf, but rather contracts with us to perform all such activities pursuant to the terms of the Development Contract (as defined below).

         In December 1998, we entered into a multi-faceted ten-year agreement with Lundbeck for the development of a novel controlled-release formulation of the anti-depressant citalopram, marketed under the trademark Celexa in the United States. Under the agreement, we will develop, manufacture and supply a controlled-release version of citalopram for commercial sale by Lundbeck or its licensees worldwide. In exchange, Lundbeck will pay us product development fees and an agreed upon supply price upon commercialization of the controlled-release citalopram product.

         We are working to develop once-daily controlled-release branded versions of the following compounds which had aggregate U.S. sales of approximately $2.9 billion for the twelve months ended September 30, 1999.

                  CURRENTLY MARKETED                                                                    TOTAL U.S. PRODUCT
 COMPOUND         BRAND NAME                 U.S. MARKETER            INDICATION                         SALES(IN MILLIONS)
 --------         ------------------         -------------            -----------                        -----------------

 Bupropion        Wellbutrin/Zyban           Glaxo Wellcome            depression, smoking cessation             $700
 Buspirone        Buspar                     Bristol-Myers Squibb      anxiety, depression                        512
 Metformin        Glucophage                 Bristol-Myers Squibb      diabetes                                   978
 Tramadol         Ultram                     Johnson & Johnson         chronic pain                               434
 Citalopram       Celexa                     Forest                    depression                                 239(1)

------
(1) Product sales from October 1998 (when the product was launched in the United States) to September 30, 1999.

         BUPROPION

         A four times daily immediate-release formulation of bupropion, introduced in July 1989 by Glaxo is marketed in the United States under the brand name Wellbutrin. In addition, a twice-daily controlled-release formulation of bupropion, introduced in November 1996 by Glaxo, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation. U.S. sales of Wellbutrin/Zyban were approximately $700 million for the twelve months ended September 30, 1999.

INDICATION: Bupropion is indicated for the symptomatic relief of depressive illness. Major depression is frequently encountered by patients of primary care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness. Bupropion is also indicated in the United States for use as an aid in smoking cessation.

CLINICAL EFFICACY: Bupropion has been proved to be effective in the treatment of depression. An open, uncontrolled study of 3,167 patients at 105 sites showed that functional status improved in patients treated with Wellbutrin SR for up to 56 days. This improvement was highly correlated with improvement in clinical symptoms.

         Bupropion can also be used in conjunction with other anti-depressant drugs. When combined with another class of anti-depressants, specified neurotransmitter modulators ("SNMs"), in 27 patients, greater symptomatic improvement was found in 19 (70%) of those 27 subjects during a combined daily use of bupropion with an SNM (Prozac-equivalent) than with either drug alone.

         Intelligent Polymers' once-daily controlled-release formulation of bupropion seeks to significantly improve upon the existing sustained release formulation by providing sustained plasma levels with better control of symptoms and improved compliance with convenient once-a-day dosing. Clinically, it is important that symptoms in the depressed patient be adequately controlled as compliance is a major concern in these patients.

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

MARKET SIZE: The largest segment in the anti-depressant market is represented by SNMs (with which Bupropion is used in combination or with which it competes) which had U.S. sales of approximately $5.9 billion for the twelve months ended September 30, 1999. The anti-depressant market consists of four major drug categories: tricyclic anti-depressants, monoamine oxidase inhibitors, anti-mania drugs and SNMs. Major marketed brands include Tofranil (imipramine), Prozac (fluoxetine), Paxil (paroxetine), Luvox (fluoxamine) and Zoloft (sertaline). The smoking cessation market reached $396 million for the twelve months ended September 30, 1999. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

         BUSPIRONE

         A three times daily immediate-release formulation of buspirone, introduced in October 1986 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Buspar. U.S. sales of Buspar were approximately $512 million for the twelve months ended September 30, 1999. We recently initiated Phase III clinical trials for our controlled-release formulation of buspirone.

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

MARKET SIZE: The anti-anxiety market had approximately $1.2 billion in U.S. sales for the twelve months ended September 30, 1999, of which buspirone was the market leader. Due to its efficacy in treating depressive symptoms in GAD patients, Buspirone also indirectly competes in the market for antidepressant drugs, including the market for SSRIs and SNRIs, which represented U.S. sales of approximately $5.9 billion for the twelve months ended September 30, 1999. Major anti-anxiety brands other than Buspar include Xanax (alprazolam), Librium (chlordiazepoxide), Valium (diazepam), Ativan (lorazepam), Serax (oxazepam) and Atarax (hydroxyzine).

         METFORMIN

         A two to three times daily immediate-release formulation of metformin, introduced in April 1995 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Glucophage. U.S. sales of Glucophage were approximately $978 million for the twelve months ended September 30, 1999.

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

MARKET SIZE: The oral anti-diabetic market represented approximately $2.4 billion in U.S. sales for the twelve months ended September 30, 1999. Major anti-diabetic products other than Glucophage include Glucotrol XL (glipizide) and Glynase (glyburide).

         TRAMADOL

         A three to four times daily immediate-release formulation of tramadol, introduced in March 1995 by Johnson and Johnson, is marketed in the United States under the brand name Ultram. U.S. sales of Ultram were approximately $434 million for the twelve months ended September 30, 1999.

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

         In an article published in the American Journal of Medicine, the author concluded that, based on clinical experience, tramadol appears to have a low potential for abuse or addiction. Results from U.S. and European studies indicated that tramadol is an effective analgesic that may have a particularly important role in the management of chronic pain. Tramadol has been prescribed for almost two decades in Europe.

         Two long-term safety studies conducted on patients with chronic, nonmalignant pain demonstrated the efficacy of tramadol in a variety of pain conditions.

         Intelligent Polymers' once-daily controlled-release formulation of Tramadol seeks to provide sustained pain control, as compared to the immediate-release form. This would be especially useful to cancer or terminally ill patients who need analgesics as a 24-hour treatment.

MARKET SIZE: The combined market for narcotic and non-narcotic analgesics had U.S. sales of $2.3 billion for the twelve months ended September 30, 1999. The market for drugs for the relief of chronic pain consists of two major categories, narcotic and non-narcotic drugs.

         CITALOPRAM

         An immediate-release formulation of the anti-depressant citalopram was launched in the United States in October 1998 and is marketed under the trademark Celexa in the United States by Forest. U.S. sales of Celexa were approximately $239 million for the eleven months ended September 30, 1999.

INDICATION: Citalopram is indicated for the treatment of depression, which is frequently encountered by patients of primary care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness.

CLINICAL EFFICACY: Citalopram has been proved to be effective in the treatment of depression. Citalopram belongs to a class of drugs known as SSRIs. Clinical studies have shown that compared to many other SSRIs, citalopram has an improved side effect profile and a lower incidence of drug interactions when taken concurrently with other medications.

MARKET SIZE: Sales for the drug treatment of depression in the United States were $7.2 billion for the twelve months ended September 30, 1999. Citalopram sales accounted for 3.3% of this market. Citalopram is marketed under the names Cipramil and Seropram outside of the United States.

         DEVELOPMENT CONTRACT

         We have entered into a development and license agreement with Intelligent Polymers (the "Development Contract") under which we have agreed to use diligent efforts to conduct toxicity, formulation development and clinical studies for, and pursue U.S. regulatory approval of, the branded products described above (other than citalopram). We consider the pricing structure of the Development Contract to be consistent with contractual relationships we have with other third parties and with industry standards.

         Payments to us under the Development Contract are in an amount equal to the full amount of all development costs incurred by us in performing these activities plus a mark-up. Payments under the Development Contract will be limited to the maximum amount of funds available to Intelligent Polymers (which includes any licensing or marketing income earned by Intelligent Polymers and the $25.0 million received from the exercise of our option to purchase the generic version of Procardia XL). These payments will be reduced by working capital of $1.0 million to be retained by Intelligent Polymers and a reserve of $1.5 million for possible litigation relating to the generic version of Procardia XL (including any portion of the litigation reserve remaining after FDA approval of such product). All funds required to fund the development of these products were raised in the $75.0 million initial public offering of Intelligent Polymers' common shares in October 1997.

         We will own all rights to the products which we develop for Intelligent Polymers pursuant to the Development Contract. We will cause to be filed any patent applications with respect to the products that we reasonably believe to be patentable and technically significant. Although our patents, pending patent applications, and any patents obtained in the future covering such products developed on behalf of Intelligent Polymers may be of importance to future operations, there can be no assurance that any additional patents will be issued or that any patents, now or hereafter issued, will be of commercial benefit. Furthermore, although we will own any patents granted, these patents will be subject to Intelligent Polymers' license (the "License") to manufacture or obtain manufacturing for (subject to our exclusive manufacturing period, right of first refusal and right of approval), sell and otherwise market and sublicense others to market throughout the world (other than in Canada) all products developed by us on behalf of Intelligent Polymers. The License will also apply to products developed under other arrangements if we fail to reach agreement as to any necessary additional funding.

         PURCHASE OPTION

         As the holder of all of the issued and outstanding special shares, par value $1.00 per share, of Intelligent Polymers, we have the right to purchase until September 30, 2002 all, but not less than all, of the common shares of Intelligent Polymers outstanding at the time our right is exercised (the "Purchase Option"). If the Purchase Option is exercised, the purchase price in the aggregate would be as follows:

                                                                                     EXPECTED
               IF THE INTELLIGENT POLYMERS COMMON SHARES ARE                     PURCHASE OPTION
                 ACQUIRED PURSUANT TO THE PURCHASE OPTION:                        EXERCISE PRICE       PRICE PER SHARE
               ---------------------------------------------                     ---------------       ---------------
                                                                                   (IN MILLIONS)
Before October 1, 2000                                                                $146.0                $39.06
On or after October 1, 2000 and on or before September 30, 2001                        182.5                 48.83
On or after October 1, 2001 and on or before September 30, 2002                        228.1                 61.04

         Subject to obtaining any necessary regulatory approvals, the Purchase Option exercise price may be paid in cash or in our common shares, or any combination of cash and our common shares, in our sole discretion. Our common shares will be valued based upon the average of the closing prices for our common shares on the New York Stock Exchange ("NYSE") for the five trading days immediately preceding the date of the exercise notice.

         SERVICES AGREEMENT

         We have also entered into a services agreement (the "Services Agreement") with Intelligent Polymers pursuant to which we have agreed to provide management and administrative services to Intelligent Polymers for a quarterly fee of $100,000. The Services Agreement terminates one year after termination of the Purchase Option. In addition, Intelligent Polymers may terminate the Services Agreement at any time upon 90 days' notice. Either we or Intelligent Polymers may terminate the Services Agreement in the event that the other party (1) breaches any material obligation thereunder or under the Development Contract, which breach continues for 60 days after notice thereof, or (2) enters into any liquidation or bankruptcy proceedings.

MARKETING

         Outside of Canada, we do not engage in direct marketing or sales of our products. Instead, we seek to enter into strategic licensing agreements with various regional and multinational pharmaceutical companies for the marketing and sale of our products in specified territories. While the specific terms of each license agreement vary, the agreements in general require the licensee to (1) purchase the product from us, (2) pay us a royalty fee based on a specific percentage of net sales and/or a share of the net profits from sales of the licensed products and (3) in certain circumstances pay a license fee for access to our technologies.

         FOREST LABORATORIES

         We licensed the right to market Tiazac-Registered Trademark- in the United States to Forest in September 1995 and the formal product launch took place in February 1996. The license agreement with Forest provides for a royalty payment of 8% of its net sales of Tiazac-Registered Trademark- for a period of 16 years, commencing December 1995. In addition, under a 16-year supply agreement which also commenced December 1995, we act as the exclusive manufacturer of Tiazac-Registered Trademark- for Forest and receive contractually determined manufacturing fees.

         TEVA PHARMACEUTICAL

         In December 1997, we entered into an agreement with Teva for the development and marketing in the United States of eight identified and four to-be-identified generic oral controlled-release products. See "-Generic Product Pipeline." Of the eight identified products, generic versions of Trental, Cardizem CD and Voltaren XR have been approved by the FDA and ANDAs for four others have been filed with the FDA, including Adalat CC, for which we received tentative approval in June 1999. We will manufacture the products covered by this agreement and will share the profits, after deducting manufacturing costs and an allowance for selling and distribution expenses incurred by Teva.

         We bear all costs and expenses for the development and registration of the eight identified products. Under the terms of the agreement, Teva was obligated to pay us an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million related to reimbursement of research and development fees and $11.0 million related to the initial purchase of product, all of which have been earned and received.

         INTERNATIONAL MARKETING ALLIANCES

         Tiazac-Registered Trademark- is marketed under the trade name Viazem XL and under other trademarks in Europe. It is licensed to Stada in the United Kingdom and Ireland; Stada, Ratiopharm GmbH and Heumann GmbH in Germany; Zambon B.V. in The Netherlands; A/S GEA Farmaceutisk Fabrik in Denmark, Sweden and Finland and Crinos S.p.A. in Italy. We have also licensed the product to two companies in South America and a company in Australia.

         In Canada, we have licensed exclusively the generic version of Cardizem CD to Novopharm Limited, and have licensed the generic versions of Trental, Verelan, Adalat XL and Cardizem SR to Technilab Pharma Inc.

         CRYSTAAL

         Crystaal, our Canadian marketing and sales division, performs sales and marketing activities for our products as well as for products licensed from third parties worldwide. Crystaal is located at our headquarters in Mississauga, Ontario, Canada. Crystaal is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients.

         Crystaal has adopted a business strategy of acquiring licenses of third parties to sell branded drug products through strategic joint ventures and partnerships. We believe that this strategy, combined with our portfolio of existing and new controlled-release branded products, places Crystaal in an excellent position to become a significant marketing presence in the Canadian market. Crystaal is the largest independent supplier of branded pharmaceutical products in Canada. Its competitors are other independent suppliers and divisions of large multinational pharmaceutical companies.

         Crystaal's product portfolio strategy is to focus on drugs for the primary care market, therapies for the acute care market and drugs for the treatment of central nervous system and neurological disorders. All three therapeutic areas represent rapidly growing market segments, offering a multitude of opportunities for acquiring third party licenses.

         The following table reflects products currently in Crystaal's portfolio and pipeline and the status of their respective new drug submission ("NDS") filings in Canada:

                         PRODUCT                          INDICATION                                         STATUS
                         -------                          ----------                                         ------
        Retavase(TM)(reteplase recombinant)        acute myocardial infarction                        Approved and marketed
        Cardiac STATus(TM)                         diagnosis of myocardial infarction                 Approved and marketed
        Brexidol (b-cyclodextrin complex)          acute pain                                         Approved and marketed
        Celexa (citalopram)                        depression                                         Approved and marketed
        Tiazac-Registered Trademark-
          (diltiazem CR)                           hypertension, angina                               Approved and marketed
        Monocor (bisoprolol fumarate)              hypertension                                       To be marketed in Q2 2000
        Attenade (d-methylphenidate)               Attention Deficit-Hyperactivity Disorder (ADDH)    NDS expected to be filed
                                                                                                      in Q4 2000
        Corlopam (fenoldopam)                      hypertension in hospitalized patients              NDS filed
        Fibrostat(TM)                              treatment of scars following surgery and burns     NDS expected to be filed
                                                                                                      in late 2001
        Ampligen-Registered Trademark-             Chronic Fatigue Syndrome (CFS)                     NDS expected to be filed
                                                                                                      in Q4 2000

         Crystaal co-promotes the immediate-release version of Celexa in collaboration with Lundbeck Canada Inc. Crystaal promotes Celexa to primary care physicians and will receive co-promotion fees for contributing to the marketing of Celexa in Canada.

         In Canada, Crystaal markets Tiazac-Registered Trademark- through its field force consisting of over 70 representatives. Tiazac-Registered Trademark- has been accepted on the provincial drug formularies in each of the provinces of Canada, thereby making it eligible for reimbursement by the provincial government health plan in all provinces.

TECHNOLOGY

         We have six proprietary drug delivery technologies which we use to develop controlled-release and rapid dissolve products. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, other generic manufacturers may be inhibited from duplicating products because of our patented or proprietary rights or because of the difficulty of duplicating our formulations.

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

         Our controlled-release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the basic drug in the gastrointestinal tract (the "GI tract"). The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period, while assuring gradual and controlled- release of the subject drug at a suitable location(s) in the GI tract.

         Our rapid dissolve formulations contain the same basic chemical compound found in the original branded products. The dry compounds are encapsulated in microspheres utilizing our

CEFORM-Registered Trademark- technology. Our Shearform-Registered Trademark-technology is used to produce matrices that are subsequently processed into amorphous fibers which, when blended with the CEFORM-Registered Trademark-microspheres, are compressed into rapid dissolve formulations including Flash Dose-Registered Trademark- tablets. The benefits of rapid dissolve formulations include the ease of administration for the elderly, young children or people with disease states who may have difficulty swallowing tablets or capsules.

         We use six proprietary drug delivery platforms, described below, involving matrix tablets or multiparticulate beads in capsules. These platforms are capable of delivering a wide variety of drug compounds in controlled-release and rapid dissolve oral dosage formulations.

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

         MACROCAP

         Macrocap consists of immediate-release beads made by extrusion / spheronization / pelletization techniques or by layering powders or solutions on nonpareil seeds. Release modulating polymers are sprayed on the beads using various coating techniques. The coated beads are filled in hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero order release.

         CONSURF

         Consurf is a zero order drug delivery system for hydrophilic and hydrophobic drugs in the form of matrix tablets. The drug compound is uniformly dispersed in a matrix consisting of a unique blend of polymers. The mechanism of release involves the concurrent swelling and erosion of the matrix such that a constant surface matrix area is maintained during transit through the GI tract, resulting in zero order release.

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

         CEFORM-Registered Trademark-

         CEFORM-Registered Trademark- is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape, typically have a diameter of 150 - 180 microns, and allow for high drug content. CEFORM-Registered Trademark- microspheres are produced using a continuous, single-step and solvent-free manufacturing process that can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures which can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM-Registered Trademark- microspheres can be formulated for controlled-release, enhanced absorption, and taste masking.

         SHEARFORM-Registered Trademark-

         Shearform-Registered Trademark- is used to produce matrices of saccharides, polysaccharides, or other carrier materials that are subsequently processed into amorphous fibers or flakes and recrystallized to a predetermined level. This process is used to produce rapid dissolve formulations, including Flash Dose-Registered Trademark-.
Shearform-Registered Trademark- can also be applied to food product ingredients to provide enhanced flavoring.

OPERATIONS

         RESEARCH AND DEVELOPMENT

         Our staff of scientists has expertise in all aspects of the drug development process, from pre-formulation studies and formulation development to scale-up and manufacturing. We have successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics.

         Currently, our primary research and development (and administrative) facilities are located in Mississauga, Ontario, Canada. Our recently acquired Fuisz Technlogies Ltd. ("Fuisz") research and development facilities are located in Chantilly, Virginia. We are in process of evaluating our business planning with a view to integration of certain of these research and development facilities.

         MANUFACTURING AND FACILITIES

         We currently operate two modern, fully-integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba, Canada and Carolina, Puerto Rico, respectively. Both facilities meet FDA-mandated good manufacturing practices and are inspected on a regular basis by U.S., Canadian and other regulatory bodies and our own auditing team to ensure compliance on an ongoing basis with such standards. Both manufacturing facilities are currently producing Tiazac-Registered Trademark- for distribution in the United States and Canada, and the Manitoba facility is producing our generic version of Trental for distribution in the United States. Our generic version of Cardizem CD is being produced in our Carolina, Puerto Rico facility and encapsulated in Steinbach, Manitoba. In addition, through the recent acquisition of Fuisz we acquired research and manufacturing facilities in Chantilly, Virginia. The addition of the Chantilly, Virginia facilities provides us with a base for increased U.S. expansion opportunities.

         We have also entered into an agreement for the acquisition of a 120,000 square foot manufacturing facility on 19 acres of land in Dorado, Puerto Rico. We are scheduled to take final possession of the Dorado facility in January 2001. We will have access to the Dorado facility during 2000 to conduct some scale-up manufacturing activities and to begin the process of transferring the manufacturing of some of our products currently manufactured in our Manitoba facility to our Dorado facility.

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

         CONTRACT RESEARCH DIVISION

         Our CRD provides us and other pharmaceutical companies with a broad range of clinical research services, including pharmacokinetic studies and bioanalytical laboratory testing. The CRD can also provide support services to its clients in the area of quality assurance.

         Operating as an independent business unit with its own independent internal ethics review board, the CRD is located in a 33,000 square foot stand-alone facility owned by us and an 11,000 square foot facility leased by us, in each case located in Toronto, Ontario. These facilities include a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 200-bed study clinic.

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

EMPLOYEES

As of February 29, 1999, we employed 703 employees (including 150 part-time employees).

REGULATORY AFFAIRS AND QUALITY ASSURANCE

         Our Corporate Regulatory Affairs Department performs a key role in every aspect of the development and registration of each product and has prepared product submissions for regulatory agencies in the United States, Canada, the United Kingdom and the European Union. This department also coordinates all data and document management, including amendments, supplements and adverse events reporting. Our Quality Assurance Department seeks to ensure that all stages of product development and production fully comply with Good Clinical, Laboratory and Manufacturing Practices.

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

UNITED STATES REGULATION

         NEW DRUG APPLICATION

         We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include (1) preclinical laboratory and animal toxicology tests;

(2) scaling and testing of production batches; (3) submission of an Investigational New Drug Application ("IND"), which must become effective before human clinical trials commence; (4) adequate and well controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (5) the submission of an NDA to the FDA; and (6) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA's ability to grant an approval if the application relied upon data which the applicant did not own. We intend to generate all data necessary to support FDA approval of the applications we file.

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

         The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. Section 355(b)(1), also known as Section 505(b)(1) of the FDC Act.

         ABBREVIATED NEW DRUG APPLICATION

         In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure would be available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug include changes in: (1) route of administration; (2) dosage form; (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

         PATENT CERTIFICATION AND EXCLUSIVITY ISSUES

         ANDAs are required to include certifications with respect to any patents which claim the Listed Drug or which claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire. If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months. If the drug product covered by an ANDA were to be found by a court to infringe another company's patents, approval of the ANDA could be delayed until the patents expire. Under the FDC Act, the first filer of an ANDA with a "non-infringement" certification is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer's generic product or a successful defense of a patent infringement suit.

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

         The FDC Act contains non-patent market exclusivity provisions which offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a "new chemical entity." Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use or a new dosage strength of a previously-approved product may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FDC Act.

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

         INVESTIGATIONAL NEW DRUG APPLICATION

         Before conducting clinical trials of a new drug in Canada, we must submit a pre-clinical submission to the TPP. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPP does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "United States Regulation-New Drug Application."

         NEW DRUG SUBMISSION

         Before selling a new drug in Canada, we must submit an NDS to the TPP and receive a notice of compliance from the TPP to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPP reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPP will issue a notice of compliance ("NOC")for the new drug.

         Where the TPP has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPP to sell an equivalent generic drug. In certain cases, the TPP does not require the manufacturer of a drug that is equivalent to a drug that has already been approved for sale by the TPP to conduct preclinical tests and clinical trials; instead, the manufacturer must satisfy the TPP that the drug is bioequivalent to the drug that has already been approved.

         The TPP may deny approval or may require additional testing of an NDS if applicable regulatory criteria are not met. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Contravention of Canada's Food and Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

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

         The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health and

Welfare. After submitting the list, the patentee or an exclusive licensee can commence a proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC. The minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company's proposed manufacture, use or sale of a product that could potentially prohibit such company's proposed commercialization of a drug compound.

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

         Our manufacturing facilities located at Steinbach, Manitoba and Carolina, Puerto Rico operate according to FDA mandated Good Manufacturing Practices. The manufacturing facilities are inspected on a regular basis by the FDA, the TPP and other regulatory authorities. Our self-auditing team seeks to ensure compliance on an ongoing basis with FDA mandated Good Manufacturing Practices. From time to time, the FDA, the TPP or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

         In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. We believe that we are in compliance in all material respects with such regulations as are currently in effect.

ITEM 2.  DESCRIPTION OF PROPERTIES

         We own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. We own two modern, fully-indegrated pharmaceutical manufacturing facilities: one in Steinbach, Manitoba, Canada totaling 75,000 square feet and the second in Carolina, Puerto Rico totaling 34,000 square feet. In addition, through the recent acquisition of Fuisz, we acquired research and manufacturing facilities in Chantilly, Virginia totaling approximately 24,000 square feet. Our CRD is located in a 33,000 square foot owned facility and an 11,000 square foot leased facility, each of which is located in Toronto, Ontario, Canada. Our corporate office, formulations development research and the Canadian sales and marketing operation are located in a 35,000 square foot leased facility in Mississauga, Ontario, Canada. We also lease 2,500 square feet of office space in St. Michael, Barbados and 11,000 square feet of warehouse space in Carolina, Puerto Rico. We have also agreed to acquire a 120,000 square foot manufacturing facility located on 19 acres of land in Dorado, Puerto Rico. We are scheduled to take final possession of the Dorado facility in January 2001. We will have access to the Dorado facility during 2000 to conduct some scale-up manufacturing activities and to begin the process of transferring the manufacturing of some of our products currently manufactured in our Manitoba facility.

ITEM 3.  LEGAL PROCEEDINGS

         In March 1998, Biovail commenced an action in the district court of New Jersey against Hoechst Aktiengesellschaft and related parties to recover monetary damages and gain injunctive relief for what Biovail believes to be violations of U.S. anti-trust law. In addition, Biovail's complaint alleges that the various defendant parties engaged in breach of contract, deceptive trade practices, restraint of trade, unfair competition and other violations of the law. The action is proceeding to documentary and witness discovery. Biovail anticipates a trial by early 2001.

         From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

         In this regard, Biovail and its wholly owned subsidiary, Biovail Laboratories, Inc. ("Biovail Laboratories"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail Laboratories of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment in due course. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

         On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

         On August 25, 1998, Andrx Pharmaceutical, Inc. ("Andrx") submitted to Biovail a Notice of Certification under the FDC Act certifying that the ANDA filed by Andrx for a generic version of Tiazac-Registered Trademark- did not infringe on Biovail's patent. In October 1998, Biovail commenced a patent infringement suit against Andrx. A non-jury trial in this action was completed in February 2000. On March 8, 2000, the district court ruled in favor of Andrx stating that there was no infringement of Biovail's patent. Biovail has appealed this ruling. Andrx' ANDA for its generic version of Tiazac has not yet been tentatively approved by the FDA. Under current FDA regulations, the FDA will not approve Andrx' ANDA for a period of 30 months from the date Biovail first received the Notice of Patent Certification or the date when Andrx successfully defends Biovail's appeal, whichever occurs first.

     In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

         In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd. and several other former Fuisz executives, directors, and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail Technologies seeks $25 million in damages, treble damages of $75 million, interest, punitive damages and attorneys fees. Biovail believes that the allegations against the defendants are meritorious and is in the process of vigorously litigating the suit.

         In connection with the Fuisz acquisition Biovail entered into a Consulting Agreement (the "Consulting Agreement") and an Option Agreement (the "Option Agreement") (together, the "Agreements") with Richard Fuisz. Pursuant to the Agreements Biovail acquired Richard Fuisz' shares in Fuisz Technologies Ltd. In March 2000, Richard Fuisz commenced an action in the district court of Delaware against Biovail (the "Delaware Action"). The Delaware Action alleges that Biovail fraudulently induced the Agreements and that Biovail is in breach of the Agreements. The Delaware Action seeks rescission of the Agreements plus damages or, in the alternative, payment of a sum of $8 million plus interest pursuant to the Consulting Agreement. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and intends to vigorously defend the lawsuit.

         While Biovail is not currently able to determine the potential liability, if any, related to such matters, Biovail believes that none of the matters, individually or in aggregate, will have a material adverse effect on Biovail's financial position, results of operations or cash flows.

ITEM 4.  CONTROL OF REGISTRANT

(a) As far as known to the Company, Biovail is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

(b) Other than as provided below, we are not aware of any shareholders owning more than 10% of our outstanding voting securities as of March 31, 2000.

NAME OF BENEFICIAL OWNER                            COMMON SHARES OWNED       PERCENT(1)
------------------------                            -------------------       ----------
Eugene Melnyk(2)                                    12,654,326                19.6%
Officers and directors as a group (8 persons)(2)    13,196,440                20.4%

(1) Does not include 5,223,400 common shares issuable upon exercise of stock options outstanding under our stock option plan, 7,475,000 common shares issuable upon exercise of outstanding warrants, 88,310 common shares to be issued following the effectiveness of the registration statement with respect to the Fuisz acquisition and 8,203 common shares issuable upon conversion of the Fuisz Debentures.

(2) Mr. Melnyk also has options to purchase 2,490,000 common shares, of which 1,530,000 have vested.

ITEM 5.  NATURE OF TRADING MARKET

         Our common shares are traded on the NYSE and on The Toronto Stock Exchange ("TSE") under the symbol "BVF." The table below sets forth the high and low sale prices for our common shares on the NYSE and the TSE during the periods indicated. The reported last sale price of the common shares on March 31, 2000 on the NYSE was $44.31 and on the TSE was Cdn$63.00.

                           PRICE RANGE OF COMMON SHARES
                     ---------------------------------------
                           NYSE                 TSE
                     ---------------   ---------------------
                      HIGH      LOW      HIGH         LOW
                     ------   ------   ---------   ---------
YEAR ENDED 1998:
    1st Quarter      $24.47   $16.75   Cdn$34.83   Cdn$23.88
    2nd Quarter       23.45    15.00       33.50       22.38
    3rd Quarter       17.38    12.13       26.50       18.48
    4th Quarter       18.91    10.88       29.00       16.13
YEAR ENDED 1999:
    1st Quarter      $21.66   $17.28   Cdn$33.00   Cdn$25.53
    2nd Quarter       25.56    16.19       37.25       23.93
    3rd Quarter       29.50    23.91       44.25       34.85
    4th Quarter       46.88    25.44       67.90       37.35
YEAR ENDING 2000:
    1st Quarter      $71.50   $38.50  Cdn$104.00   Cdn$55.00

The following table indicates as of March 31, 2000, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with United States addresses, the portion of the outstanding Common Shares held in the United States, and the percentage of Common Shares held in the United
States:

                         TOTAL NUMBER                                      NUMBER OF                PERCENTAGE OF
  TOTAL NUMBER             OF COMMON             NUMBER OF               COMMON SHARES              COMMON SHARES
  OF HOLDERS OF             SHARES              U.S. HOLDERS         HELD BY U.S. HOLDERS        HELD BY U.S. HOLDERS
   RECORD (1)             OUTSTANDING           OF RECORD (2)              OF RECORD                  OF RECORD
  -------------          ------------           -------------        --------------------        --------------------

       586                64,642,575                198                   54,536,351                    84.36%

(1) A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 4,000 holders.

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

INVESTMENT CANADA ACT

         Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" is subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, and will not be allowed unless the investment is found likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (i) Cdn$5 million or more in the case of a "direct" acquisition; (ii) Cdn$50 million or more in the case of an "indirect" acquisition; or (iii) between Cdn$5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

         These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn$192 million or more for the year 2000 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$192 million threshold applies.

         These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Minister can elect to review the transaction even where it does not exceed the lower asset threshold test above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its completion.

COMPETITION ACT

         Under the Competition Act (Canada) (the "Competition Act"), certain transactions are subject to the pre-notification requirements of the Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition (the "Commissioner"). A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days or 42 days for a short-form or long-form filing, respectively. As well, where the parties elect to file a short-form notification, the Commissioner may "bump" the filing to a long-form, thereby restarting the clock once the parties submit their filing.

         A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have total assets or total revenues from sales in, from or into Canada that exceed Cdn$400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: 1) for an acquisition of assets in Canada where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds Cdn$35 million ("$35 million threshold"); 2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquiror owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $35 million threshold is exceeded; or 3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed Cdn$70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed Cdn$70 million.

         Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

ITEM 7.  TAXATION

CANADIAN FEDERAL INCOME TAXATION

         The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) the regulations thereunder, including proposed amendments thereto (the "Canadian Act"), deal at arm's length with the Company, hold Common Shares as capital property, are not resident in Canada at any time when holding Common Shares and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada. This summary does not apply to a holder of Common Shares that is an insurer that carries on an insurance business in Canada and elsewhere.

GAINS ON DISPOSITION OF COMMON SHARES

         Under the Canadian Act, a non-resident person who disposes or is deemed to dispose of "taxable Canadian property" is subject to tax in Canada on any gain from the disposition. The Common Shares will be taxable Canadian property of a person if, at any time in the 60 month period immediately proceeding the disposition of Common Shares by that person, that person or persons with whom that person does not deal at arm's length, or that person together with such other persons owned (or had an interest in or an option to acquire) 25% or more of the Common Shares or Shares of any other class or series of stock of the Company. In some cases, tax treaties entered into between Canada and other countries may provide an exemption from such tax.

         Under the provisions of the Canada - United States Income Tax Convention, 1980, as amended, ("the Convention"), United States corporations or individual residents of the United States ("U.S. Shareholders") that do not, and are not deemed to, use or hold the Common Shares in or in the course of carrying on a business in Canada ("Unconnected U.S. Shareholders") generally will not be subject to Canadian federal income tax on any capital gain realized upon the disposition of their Common Shares, provided that the value of the Common Shares is not derived principally from real estate situated in Canada, as determined at the time of the disposition. The Company is of the view that the Common Shares currently do not derive their value principally from such real estate.

         However, under the Convention, even if the Common Shares do not derive their value principally from Canadian real estate, Canada reserves the right to tax a capital gain of a U.S. resident individual if the Common Shares are taxable Canadian property and the individual was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition and was a resident of Canada at any time during the 10 years immediately preceding the disposition, if the Common Shares (or any shares for which they were substituted in a non-recognition transaction) were owned by the individual when he or she ceased to be a resident of Canada.

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

         The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their Common Shares.

ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto, other financial data, and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

         The consolidated operating data for the years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet data as at December 31, 1998 and 1999 are derived from and are qualified by reference to, the audited consolidated financial statements included elsewhere in this document. The consolidated operating data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as December 31, 1995, 1996 and 1997 are derived from the audited consolidated financial statements included as part of the Annual Report on Form 20-F for the prior three fiscal years.

                                                1999       1998         1997        1996        1995
CONSOLIDATED OPERATING DATA:
Revenue
   Product Sales ........................     $ 99,526   $ 69,154     $50,333     $54,313     $ 7,915
   Research and Development..............       52,260     32,070      19,559       4,374       4,333
   Royalty, Licensing and Other..........       24,706     11,612      12,487       7,743       7,396
                                               176,492    112,836      82,379      66,430      19,644
Expenses
   Product Sales.........................       35,078     28,593      16,471      21,757       2,715
   Research and Development..............       33,130     17,490      14,386      10,901       7,194
   Selling and Administrative............       29,602     17,450      13,831      10,008       7,024
                                                97,810     63,533      44,688      42,666      16,933
Operating Income.........................       78,682     49,303      37,691      23,764       2,711
Equity Loss..............................       (1,618)         -           -           -           -
Interest (Expense) Income, net...........       (9,152)    (1,702)       (351)        392         (99)
Gain on Licensing Settlement.............            -          -           -           -       3,617
Gain on Disposal of Long-Term
  Investments, net ......................        1,948          -           -           -           -
Income before Income Taxes and Goodwill
  Amortization...........................       69,860     47,601      37,340      24,156       6,229
Provision for Income Taxes...............        4,215      2,024       1,941         714         201
Income before Goodwill Amortization......       65,645     45,577      35,399      23,442       6,028
Goodwill Amortization....................        3,165        158         158         158         158
Net Income...............................       62,480     45,419      35,241      23,284       5,870
Earnings Per Share (1)...................     $   1.22   $   0.85     $  0.69     $  0.46     $  0.12
BALANCE SHEET DATA:
Working Capital..........................     $266,068   $115,324     $47,663      $9,606     $   696
Total Assets.............................      635,137    199,919      93,739      58,606      60,867
Long-Term Debt...........................      125,488    126,182       2,960       4,670       7,951
Shareholders' Equity.....................      435,294     51,191      75,458      36,943      14,592
STATISTICS AND RATIOS
Cash flow from operations per share......     $   1.58   $   1.00     $  0.09     $(0.11)     $  0.63
Research and Development
   spending  as % of net revenues........         18.8%      15.5%       17.5%       16.4%       36.6%
EBITDA...................................       85,987     54,102      40,690      25,573       3,791

EBITDA as % of net revenues..............         48.7%      48.0%       49.4%       38.5%       19.3%
EBITDA as % return on Shareholders' equity        19.8%     105.7%       53.9%       69.2%       26.0%
EDITDA per share.........................     $   1.68   $   1.02     $  0.79     $  0.50     $  0.08


Reconciliation of net income between generally accepted accounting principles ("GAAP") in Canada ("Cdn.") and the United States ("U.S.") (I)

                                                                        YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                         1999          1998         1997        1996        1995
                                                       ---------     --------      -------     -------     ------
CONSOLIDATED INCOME (LOSS)
Net income under - Cdn. GAAP.........................  $  62,480      $45,419      $35,241     $23,284     $5,870
U.S. GAAP adjustments
  Reversal (Write-off) of product
    launch advertising costs.........................        426         (426)           -           -          -
  Collection of warrant subscription receivable......     (4,028)      (1,179)        (750)          -          -
Compensation cost of employee stock
  Options (I)........................................     (7,641)      (2,237)      (1,669)       (620)         -
Acquired In-Process Research and development.........   (136,215)           -            -           -          -
Acquired Product Right...............................    (25,000)           -            -           -          -
Net income (loss) according to U.S. GAAP.............  $(109,978)     $41,577      $32,822     $22,664     $5,870
                                                       =========      =======      =======     =======     ======
Earnings (loss) per share under U.S.GAAP
        Basic........................................  $   (2.15)     $  0.78      $  0.64     $  0.45     $ 0.12
                                                       =========      =======      =======     =======     ======
Weighted average number of common
    shares outstanding under U.S. GAAP
        Basic .......................................      51,271      53,282        51,212      50,756    49,986
                                                       =========      =======      =======     =======     ======

Reconciliation of total assets between Cdn. GAAP and U.S. GAAP (I)

                                                                        YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------------
                                                         1999          1998         1997        1996        1995
                                                       ---------     --------      -------     -------     -------
CONSOLIDATED TOTAL ASSETS
Total assets under Cdn. GAAP.........................  $ 635,137     $199,919      $93,739     $58,606     $60,867
U.S. GAAP adjustments................................
  Acquired in-process research and development.......   (136,215)           -            -           -           -
  Acquired product right.............................    (25,000)           -            -           -           -
  Adjustment to value of goodwill....................     (6,743)           -            -           -           -
  Write-off of product launch advertising costs......          -         (426)           -           -           -
  Unrealized holding losses on long-term investments.          -         (877)           -           -           -
                                                       ---------     --------      -------     -------     -------
Total assets under U.S. GAAP.........................  $ 467,179     $198,616      $93,739     $58,606     $60,867
                                                       =========     ========      =======     =======     =======

The components of shareholders' equity under U.S. GAAP (I) are as follows:

                                              1999                1998
                                            ---------           --------
Share capital..........................     $ 373,962           $ 23,954
Warrants...............................         8,244              8,244
Warrant subscription receivable........        (2,287)            (6,315)
Retained earnings......................      (113,843)            26,111
Accumulated other comprehensive loss...         1,260             (2,106)
                                            ---------           --------
                                            $ 267,336           $ 49,888
                                            =========           ========

(I) should be read in conjunction with the consolidated financial statements and notes thereto, in particular note entitled "United States Generally Accepted Accounting Principles."



ITEM 9                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF OPERATIONS OVERVIEW OF 1999

GENERAL

         During fiscal 1999, we experienced significant revenue and earnings growth, while expanding our operations and enhancing our product development pipeline. We successfully completed a number of corporate initiatives, including: the acquisition of Fuisz; product licensing agreements with Mylan, Elan and Spectral Diagnostics Inc. ("Spectral"); the acquisition of the rights to Procardia XL from Intelligent Polymers; FDA approval for our generic versions of Cardizem CD and Adalat CC; the launch of a generic version of Verelan and the completion of a common share offering for gross proceeds of $259 million.

FUISZ ACQUISITION

         On November 12, 1999, we acquired Fuisz in order to enhance our drug delivery and pharmaceutical business. Fuisz was a drug delivery company focused on the enhanced delivery of drugs utilizing its patented technology in the areas of controlled-release, rapid dissolve, enhanced absorption and taste masking.

         The total consideration paid for Fuisz, including costs of acquisition, consisted of $75.6 million in cash, 1,544,155 of our common shares with a fair value of $96.0 million and the assumption of approximately $86.1 million of debt. We have recognized in our consolidated financial statements our 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control of Fuisz. The assets, liabilities, revenues and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

         The acquisition of Fuisz gave rise to a charge of $137.5 million, relating to the acquisition of in-process research and development pursuant to Statement of Financial Accounting Standard ("SFAS") No. 2. See Note 3 of our consolidated financial statements for additional information relating to the Fuisz acquisition and Note 23(a) for the relevant accounting treatment under Canadian and U.S. GAAP.

         On October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly-owned European subsidiaries for proceeds of $28.7 million and the assignment of the rights, privileges and advantages of the CEBUTID trademark for proceeds of $10.3 million. No gain or loss was recognized by us on these transactions as these subsidiaries were included in the purchase price allocation at their fair value on September 4, 1999 when we acquired our 49% interest in Fuisz.

         We determined, as part of our evaluation of the purchase, that certain operations of Fuisz were not strategic to our business plans and accordingly should be sold. Effective January 4, 2000, we entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20 million. No gain or loss was recognized by us on this transaction, as this subsidiary was included at fair value in the purchase price allocation at November 12, 1999.

         We are continuing to complete a number of initiatives to reorganize and integrate Fuisz into our operations. We recently completed the purchase of $74.5 million of 7% convertible subordinated debentures (the "Fuisz Debentures") assumed in connection with the Fuisz acquistion. We anticipate that the operations of Fuisz will be fully integrated into our operations in 2000.

PRODUCT ACQUISITIONS

         In March 1999, we entered into an arrangement with Mylan for the marketing of all dosage strengths of a generic version of Verelan to take advantage of our first ANDA filer status and Mylan's product approval. As a result of this agreement, our marketing partner Teva entered the market simultaneously with Mylan at an earlier date than would otherwise have been achieved.

         In July 1999, we acquired from Spectral the exclusive rights to market Cardiac STATus in Canada. Cardiac STATus, a rapid point of care diagnostic test, assists in the early identification of patients with heart attacks or other acute coronary syndromes.

         In October 1999, we acquired the exclusive marketing rights to Elan's 30 mg generic version of Adalat CC in the United States in return for future royalties. As a result of this acquisition, we will enter the market earlier than would otherwise have been the case and will benefit from the 180 days of marketing exclusivity for this dosage strength previously held by Elan.

         In December 1999, we exercised our option to purchase the exclusive product rights from Intelligent Polymers for its generic version of Procardia XL for $25 million. Intelligent Polymers had filed an ANDA with the FDA covering multiple dosage strengths for this product.

PRODUCT APPROVALS

         In June 1999, we received tentative approval for our 30 mg and 60 mg generic versions of Adalat CC from the FDA. In December 1999, we received approval for our generic version of Cardizem CD from the FDA. Cardizem CD was immediately launched by Teva in the United States.

CORPORATE FINANCING INITIATIVES

         In October 1999, we completed an equity offering for gross proceeds of $259 million. These proceeds replenished cash used for the initial purchase of 49% of Fuisz and funded the purchase of the Fuisz Debentures.

On March 22, 2000, we completed a financing comprising a concurrent offering of U.S.$300,000,000 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025, and 2 million common shares, for gross proceeds of U.S.$401 million. Approximately U.S.$141 million of the proceeds have been used in the repurchase of our outstanding U.S.$125 million 10 7/8% Senior Notes, due November 15, 2005 (the "Senior Notes"), and the balance will be used for working capital and general corporate purposes.

RESULTS OF OPERATIONS

         We derive our revenues from: (i) developing and licensing oral controlled-release pharmaceutical products utilizing our proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers and from direct marketing of proprietary and in-licensed products in Canada; and (iii) providing pharmaceutical contract research services to third parties. Product sales arise from products developed and manufactured on behalf of our clients or from products licensed from third parties and sold by us. Royalties generally arise on sales of drug products developed by us. License fees include fees relating to the license to third parties of our technologies or product rights. Research and development fees relate to product development activity and pharmaceutical contract research services for third parties.

         Revenues for 1999 were $176.5 million, a 56% increase over the revenues of $112.8 million recorded in 1998. Revenues for 1998 were 37% higher than the $82.4 million recorded in 1997. Income before goodwill amortization in 1999 increased by 44% to $65.6 million, or $1.28 per share, compared to $45.6 million, or $0.86 per share, in 1998 and $35.4 million, or $0.69 per share, in 1997. Net income in 1999 increased by 38% to $62.5 million, or $1.22 per share, compared to $45.4 million, or $0.85 per share, in 1998 and $35.2 million, or $0.69 per share, in 1997.

         Our continued growth was due primarily to the strong performance of Tiazac-Registered Trademark- in both the United States and Canada as well as the launch of Verelan in the second quarter and Cardizem CD in December. Crystaal launched four products in 1999, including Brexidol, Retavase, Celexa and Cardiac STATus. Research and development revenues increased significantly, reflecting the continuing development of branded products on behalf of Intelligent Polymers and a record level of development activity at CRD for third-party clients.

         For the year ended December 31, 1999, sales of our principal product, Tiazac-Registered Trademark-, accounted for 44% of our total revenues. Sales of Tiazac-Registered Trademark- pursuant to agreements with Forest accounted for approximately 42% of our total revenues. Research and development services rendered to Intelligent Polymers accounted for 19%, 9% and 12% of revenue for 1999, 1998 and 1997, respectively.

REVENUE

         Product sales in 1999 were $99.5 million compared with $69.2 million and $50.3 million in 1998 and 1997, respectively. The 44% growth in 1999 is attributable to increased sales of Tiazac-Registered Trademark- to Forest for distribution in the United States, the launch of Verelan in the second quarter and Cardizem CD in December and the launch of four products in Canada (Retavase,

Brexidol, Celexa and Cardiac STATus). The increase in product sales in 1998 was due to increased sales of Tiazac-Registered Trademark- in Europe, to Forest for distribution in the United States and sales of other products to Teva.

         Research and development revenues from third-party customers in 1999 were $52.3 million, compared to $32.1 million and $19.6 million in 1998 and 1997, respectively. The increase in 1999 relates to higher third-party revenues and increased product development activities undertaken for Intelligent Polymers, Lundbeck and Forest. Growth in these revenues in 1998 related to activities undertaken for Intelligent Polymers, Teva and Lundbeck.

         Royalty and licensing revenue was $24.7 million in 1999, compared to $11.6 million and $12.5 million in 1998 and 1997, respectively. The growth in 1999 was primarily attributable to a payment from Mylan in return for giving up our exclusivity rights for a generic version of Verelan, a licensing fee from Stada in return for exclusive marketing rights to Viazem in certain European countries and certain other product licensing agreements. Royalty and licensing revenues for 1998 reflected increased royalties on the sale of Tiazac-Registered Trademark- to Forest, but declined due to the amortization expense on the elimination of this royalty obligation and reduced royalty revenues on Oruvail sales in the United States, where a competing generic product was introduced.

COST OF GOODS SOLD AND GROSS MARGINS

     The cost of goods sold as a percentage of product sales was 35% in 1999, compared to 41% in 1998 and 33% in 1997. The Company's gross margins are impacted by product sales, price, product mix and manufacturing volumes.

         The improvement in 1999 margins over 1998 is due in part to higher trade sales of Tiazac-Registered Trademark- to Forest. Since trade supplies are sold at a higher price than samples and also have a lower cost due to lower packaging and labor costs, 1999 margins were favorably impacted. The launch of Cardizem CD and Verelan, which generate higher margins than Tiazac-Registered Trademark-, had a positive impact on overall margins.

         Margins in 1998 were lower than those in 1997 due to the declining proportionate sale of Tiazac-Registered Trademark- in our overall product mix as well as a one-time contractual price reduction to Forest of approximately 25%.

RESEARCH AND DEVELOPMENT

         Research and development expenses for 1999 were $33.1 million (19% of total revenues), compared to $17.5 million (16% of total revenues) and $14.4 million (17% of total revenues) in 1998 and 1997, respectively. The increase over 1998 related to increased work with respect to branded generic products being developed on behalf of Intelligent Polymers, generic products under development, increased third-party activities at CRD and research and development expenses since November 12, 1999 resulting from the Fuisz acquisition. Increased spending in 1998 related to the increased level of activity for Intelligent Polymers, development of generic products under agreement with Teva, and other activities for third party customers.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses increased to $29.6 million (17% of total revenues) in 1999, compared to $17.5 million (15% of total revenues) and $13.8 million (17% of total revenues) in 1998 and 1997, respectively. The increase in 1999 was due to the expansion of the sales force at Crystaal, higher advertising and promotion expenditures associated with the launch of Retavase, Brexidol, Celexa and Cardiac STATus and increased legal costs and the hiring of key management personnel. This 1998 increase was a result of the full year's impact of increased sales and marketing costs related to sale of Tiazac-Registered Trademark- in Canada and registration costs associated with the introduction of Tiazac-Registered Trademark- in European markets.

OPERATING INCOME

         Segment operating income, as described in Note 22 to the financial statements, before unallocated selling, general and administrative expenses, was $87.5 million in 1999, compared to $55.1 million and $40.4 million in 1998 and 1997, respectively. Of this total, product sales accounted for $46.3 million, compared to $30.8 million and $24.9 million in 1998 and 1997, respectively. The increase in 1999 product sales related to increased sales of Tiazac-Registered Trademark- in the United States and the launch of Verelan and Cardizem CD during the year. The 1998 increase resulted from increased sales of Tiazac-Registered Trademark- in the United States and Europe and shipments to Teva. Research and development accounted for $16.9 million in 1999, compared to $13.0 million and $3.6 million in 1998 and 1997, respectively. The increase in 1999 reflects a higher proportion of research and development operating income being earned from Intelligent Polymers and third-party development activities. Increases in 1998 also resulted from these activities, together with improved margins from CRD. Royalty and licensing activities generated operating income of $24.3 million, compared to $11.3 million and $12.0 million in 1998 and 1997, respectively. Growth in 1999 was due to the previously mentioned licensing fees received for various product and geographic opportunities while the decline in 1998 was largely due to amortization and reduced royalties from Oruvail sales in the United States. Operating income after allocation of selling, general and administrative expenses for 1999 was $78.7 million, compared to $49.3 million and $37.7 million in 1998 and 1997, respectively.

NON-OPERATING EXPENSES

         Non-operating expenses include the equity loss in Fuisz of $1.6 million for the period September 4, 1999 to November 12, 1999. Fuisz has been consolidated with our results from November 12, 1999. Net interest expense in 1999 was $9.2 million compared with $1.7 million and $0.4 million in 1998 and 1997, respectively. Net interest expense in 1999 included interest on the $125 million aggregate principal amount of Senior Notes which were offered in November 1998, less interest earned on the proceeds invested from the 1999 equity offering and the sale of the European subsidiaries acquired through the acquisition of Fuisz. Net interest expense in 1998 was largely interest expense on our operating line of credit, which was used prior to the offering of the Senior Notes.

INCOME TAXES

         Income taxes in 1999, 1998 and 1997 of $4.2 million, $2.0 million and $1.9 million, respectively, related to our foreign subsidiaries, in respect of which lower statutory tax rates apply than those in Canada. The benefit of tax losses historically incurred by the Canadian operations has not been recognized for accounting purposes to date.

INCOME BEFORE GOODWILL AMORTIZATION

     Income before goodwill amortization in 1999 was $65.6 million, $45.6 million and $35.4 million, or $1.28, $0.86 and $0.69 per share, for 1999, 1998 and 1997, respectively.

NET INCOME

         Income in 1999, excluding a net gain on the disposal of long-term investments was $60.5 million or $1.18 per share.

         Net income including the investment gain was $62.5 million, or $1.22 per share, in 1999, compared with $45.4 million, or $0.85 per share, in 1998 and $35.2 million, or $0.69 per share, in 1997. Earnings per share have been calculated using the weighted average number of common shares outstanding during the year after giving effect to the 2 for 1 share split in December 1999.

NET INCOME (LOSS) ACCORDING TO U.S. GAAP

         The net loss according to U.S. GAAP for 1999 was $110.0 million, compared with net income of $41.6 million and $32.8 million in 1998 and 1997, respectively. The loss in 1999 is due primarily to the write off of $136.2 million of in-process research and development under U.S. GAAP related to the Fuisz acquisition, which is capitalized and amortized over its useful life of fifteen years under Canadian GAAP. Additionally, $25 million of acquired product rights is being written off in 1999. For the purpose of reporting under U.S. GAAP, companies are required to write off the cost of intangibles that are purchased from others for research and development projects that have no alternative future use at the time of acquisition. Under Canadian GAAP, these costs have been capitalized. The loss per share in 1999 according to U.S. GAAP is $2.15, compared with earnings per share of $0.78 and $0.64 for 1998 and 1997, respectively.

EBITDA

         EBITDA, defined as earnings before interest, taxes, depreciation and amortization, was $86.0 million in 1999 compared with $54.1 million in 1998 and $40.7 million in 1997. The ratio of total debt to EBITDA for 1999 was 1.6:1 compared to 2.3:1 in 1998 and 0.1:1 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1999, our cash position was $178.1 million, our cash plus short-term investments was $244.0 million and our working capital was $266.1 million, representing a working capital ratio of 4.6:1. During 1999 we increased the amount of our cash through cash flow from operations ($81.0 million), the sale of common shares ($253.7 million) and the cash acquired in the Fuisz acquisition ($38.2 million). Uses of cash included the acquisition of shares of Fuisz common stock ($75.6 million), the purchase of outstanding Fuisz Debentures ($74.5 million), the repurchase of our common shares in the open market ($30.6 million) and the acquisition of product rights ($38.3 million).

         On March 22, 2000, we completed a financing comprising a concurrent offering of U.S.$300,000,000 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities"), and 2 million common shares. The Convertible Preferred Securities were priced at 100% of the principal amount and the common shares were priced at U.S.$50 9/16 per share. On the same date, we used approximately U.S.$141 million of the proceeds to repurchase the $125 million principal of our outstanding Senior Notes and pay related expenses of approximately $16 million.

         After consummation of the above financing and after payment of issue expenses and purchase of all of our Senior Notes, on a pro forma basis we will have total long-term indebtedness, including the Convertible Preferred Securities (which are included as debt under U.S. GAAP), of $301.7 million and total cash plus short-term investments of approximately $495.5 million.

         We believe that we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements and investment objectives. We believe that we would be able to raise additional capital, if necessary, to support our objectives.

         We intend to publicly report our financial results for all periods beginning on or after January 1, 2000 in accordance with U.S. GAAP. Pursuant to U.S. GAAP, the Convertible Preferred Securities will be classified as long-term debt and not as part of shareholders' equity. In addition, it is possible that our financial statements for the three months ended March 31, 2000 will be impacted by potential costs relating to the integration of certain of our research and development facilities with those of Fuisz. We are currently evaluating our business plans in this regard and, accordingly, we are not able to determine the costs of this integration process.

RECENT ACCOUNTING DEVELOPMENTS

i) The Financial Accounting Standards Board has issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137 which is required to be adopted in years beginning after June 15, 2000. We are determining the impact of the adoption of the new statement.
ii) The SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" in December 1999, which summarizes certain views in applying generally accepted accounting principles to revenue recognition in financial statements. The statements in the staff accounting bulletins represent interpretations and practices followed by the Divisions of Corporate Finance and the Office of the Chief Accountant in administering the disclosure requirements of the U.S. federal securities laws. The impact of the application of this Staff Accounting Bulletin is currently being reviewed by us.

FORWARD-LOOKING STATEMENTS

         To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations on operating results and other risks detailed from time to time in our filings with the SEC and Canadian securities authorities.


ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         The Company does not believe that it has material exposure to financial market risks, including changes in foreign currency exchange rates and interest rates on debt instruments and short-term investments.

     The Company and its subsidiaries generate revenue and incur expenses primarily in U.S. dollars. In 1999, revenue was generated in the following proportions: 71% in U.S. dollars and 29% in Canadian dollars. Expenses were incurred in the following proportions: 47% in U.S. dollars and 53% in Canadian dollars. The Company does not believe that it has significant exposure to exchange risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar.

         In March, 2000 the Company issued U.S.$300 million 6 3/4% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025. The interest rate on these securities is fixed and therefore is not subject to interest rate risk. The proceeds were used, in part, to repurchase the Company's U.S.$125 million 10 7/8% Senior Notes, due November 15, 2005 for consideration of approximately U.S.$141 million. Such consideration included a consent payment of U.S.$2.5 million and a premium of approximately U.S.$13.5 million calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4% U.S. Treasury Note due November 20, 2002.

         From time to time the Company has surplus funds available for investment. The Company's policy is to invest such funds in high grade commercial paper and U.S. government treasury bills with varying maturities, typically of less than 90 days. In light of the high quality and short-term duration of these investments, the Company believes that there is no significant risk to the principal value of these investments.


ITEM 10.   DIRECTORS AND OFFICERS OF THE COMPANY

     The name, municipality of residence, their ages as of March 31, 2000 and position with the Company of each of the directors and executive officers are set forth below:


NAME (1)                                         AGE        POSITION
Eugene N. Melnyk (2)....................         40         Chairman of the Board and Director
St. Philip, Barbados
Bruce D. Brydon.........................         52         Chief Executive Officer and Director
Milton, Ontario, Canada
Robert A. Podruzny......................         52         President, Chief Operating Officer and Director
Markham, Ontario, Canada
Kenneth C. Cancellara, Q.C..............         53         Senior   Vice   President,    General    Counsel,
Toronto, Ontario, Canada                                    Secretary and Director
Rolf K. Reininghaus.....................         54         Senior Vice President and Director
Mississauga, Ontario, Canada
Kenneth G. Howling......................         42         Vice President, Chief Financial Officer
Toronto, Ontario, Canada
David Tierney, Ph.D., M.D.                       36         President, Biovail Technologies Limited
Strewsbury, New Jersey, USA.............
Kenneth S. Albert, PhD..................         57         Vice President, Chief Scientific Officer
Mount Kisco, New York, USA
Wilfred G. Bristow (2)..................         67         Director
Campbellville, Ontario, Canada
Roger Rowan (2).........................         46         Director
Toronto, Ontario Canada
Robert Vujea............................         74         Director
Grand Rapids, Michigan, USA


------------------------

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

     MR. HOWLING joined Biovail as Vice President, Finance and Chief Financial Officer in November 1997. Mr. Howling came to Biovail from Pharma Patch Plc, a small bio-technology company involved in transdermal drug delivery, where he served as Vice President, Finance and Chief Financial Officer from November 1993 to November 1997. Mr. Howling served as General Manager and Corporate Secretary from June 1991 to November 1993 and as Controller and Corporate Secretary from June 1988 to June 1991 for Roberts Company Canada Limited. Prior to that time, he spent 10 years in financial and general management positions including positions with SmithKline Beecham, Bencard Allergy Laboratories, McGraw Edison and Price Waterhouse. Mr. Howling is a Certified Public Accountant.

     DR. TIERNEY joined us as President of Biovail Technologies Ltd. on January 31, 2000. Dr. Tierney has operational responsibility for all of Biovail's research and development, regulatory and clinical activities and is based in Chantilly, Virginia. Dr. Tierney was previously Senior Vice President, Drug Development for Roberts Pharmaceutical Corporation with overall responsibility for drug development, medical affairs, worldwide regulatory affairs and chemical process development. Prior to joining Roberts in 1997, Dr. Tierney held senior positions with Elan.

         DR. ALBERT joined Biovail as Vice President, Chief Scientific Officer in January, 1999. Dr. Albert came to Biovail from Schien Pharmaceutical Inc., where he had been the Vice President, Research and Development from 1995 to 1998. Prior to his tenure at Schein, Dr. Albert was Corporate Director, Research and Development at Forest from 1988 to 1995 and prior to that time he spent 14 years in senior Research and Development positions at the Upjohn Company and Merck Sharp and Dohme.

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

ITEM 11.         COMPENSATION OF DIRECTORS AND OFFICERS

        The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 1999 ("Named Executive Officers"). This information includes the dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.


                                              SUMMARY COMPENSATION TABLE
                               ----------------------------------------------------------------------------------------
                                     ANNUAL COMPENSATION                        LONG TERM COMPENSATION
                               ----------------------------------------------------------------------------------------

                                                                           Awards              Payments
                               ----------------------------------------------------------------------------------------

                                                       Other     Securities    Restricted
                                                      Annual        Under       Shares or                  All Other
                                                      Compen-      Options     Restricted    LTIP Payouts   Compen-
Name and Principal              Salary     Bonus    sation (2)     Granted     ShareUnits      (U.S.$)     sation (2)
Position               Year     (U.S.$)   (U.S.$)     (U.S.$)      (3) (#)       (U.S.$)                    (U.S.$)
-----------------------------------------------------------------------------------------------------------------------
Eugene N. Melnyk       1999     456,731          -            -       60,000              -             -           -
Chairman of the Board  1998     415,210          -            -                           -             -           -
                       1997      377,463         -            -      810,000              -    23,488,158           -
-----------------------------------------------------------------------------------------------------------------------
Bruce D. Brydon (1)    1999    259,273           -            -            -              -             -           -
Chief Executive        1998    266,033                        -            -              -     2,473,617           -
Officer                1997    232,805      20,970            -            -              -       453,751           -
-----------------------------------------------------------------------------------------------------------------------
Robert A. Podruzny(1)   1999    221,728     20,759            -       60,000              -             -
President, Chief        1998    134,700     25,754            -                           -             -           -
Operating Officer       1997    126,895     15,937            -       42,000              -             -
                                                                                                                    -

                                                                                                                    -
-----------------------------------------------------------------------------------------------------------------------
Kenneth C.              1999    207,870          -            -       60,000              -                         -
Cancellara (1)          1998    168,375          -            -            -              -     2,957,262           -
Senior Vice             1997    183,138          -            -            -              -            --           -
President and
General Counsel
-----------------------------------------------------------------------------------------------------------------------
Rolf K. Reininghaus    1999     158,495     34,601            -       60,000              -                         -
(1) Senior             1998     118,536                       -            -              -     6,108,192           -
Vice-President         1997      134,577    10,654            -            -              -             -           -

-----------------------------------------------------------------------------------------------------------------------

(1) The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than in respect of Mr. Melnyk, these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 1999 - .6929; 1998 - .6735; and 1997 - .6990.

(2) Perquisites and other personal benefits for Named Executive Officers did not exceed the minimum threshold disclosure level in 1999.

(3) The options are all for purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993. With the exception of certain options granted in December 1999, all options are for a term of 5 years and become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of the date of grant. 120,000 options were granted in December 1999 and are for a term of 7 years and become exercisable during a period commencing 12 to 15 months from the date of grant.

(4) The compensation of all officers and directors as a group for the year ended December 31, 1999 was $1,984,943.


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

Bruce Brydon, as Chief Executive Officer and Director, pursuant to an Employment Agreement effective January 1, 1999, receives an annual salary of Cdn$434,500 plus business expenses. The Employment Agreement is terminable by the Company and/or Mr. Brydon upon 90 days' written notice.

Robert Podruzny, President, Chief Operating Officer and Director, pursuant to an Employment Agreement made as of January 8, 1996, receives an annual salary of Cdn$320,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company, and/or Mr. Podruzny upon three months' written notice.

Kenneth Cancellara, as Senior Vice President, General Counsel and Director, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary of Cdn$300,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of Cdn$228,742, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors, as well as reimbursement of business expenses and an automobile allowance. The Employment Agreement, is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $15,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 1999 fiscal year the amount of the premiums paid in respect of such insurance was US$54,648.

REMUNERATION OF DIRECTORS

Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan

COMPENSATION COMMITTEE

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


ITEM 12.        OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

STOCK OPTION PLAN

                  Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase Common Shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock split, shall not exceed 14,000,000 Common Shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding Common Shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

                  As at March 31, 2000, the Company has granted an aggregate of 5,068,680 options which are outstanding at exercise prices ranging from $10.00 to $45.00 per share. The options are exercisable up to dates between December 19, 2000 and March 24, 2007.


The following table provides information on the aggregate options exercised during 1999 and held at the end of 1999 by the Named Executive Officers.

AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

------------------------------------------------------------------------------------------------------------------------
                                                                   Unexercised Options        Value of Unexercised
                                                                    at Fiscal Year-End        in-the-Money Options
                                   Securities       Aggregate          Exercisable/              Fiscal Year-End
                                  Acquired on         Value           Unexercisable        Exercisable/ Unexercisable
                                    Exercise        Realized               (#)                       (1)(2)
Name                                  (#)            (U.S.$)                                         (U.S.$)
------------------------------------------------------------------------------------------------------------------------
Eugene N. Melnyk                       -                -          1,530,000 / 660,000       50,478,750 / 18,667,500
------------------------------------------------------------------------------------------------------------------------
Bruce D. Brydon                     212,000         3,259,500           88,000 / 0                3,245,000 / 0
------------------------------------------------------------------------------------------------------------------------
Robert A. Podruzny                   82,400         1,094,900        21,600 / 148,000          796,500 / 2,757,500
------------------------------------------------------------------------------------------------------------------------
Kenneth C. Cancellara                36,700          564,263         63,300 / 120,000         2,334,188/ 1,725,000
------------------------------------------------------------------------------------------------------------------------
Rolf K. Reininghaus                    -                             210,000/ 120,000         7,743,750/ 1,725,000
------------------------------------------------------------------------------------------------------------------------

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the New York Stock Exchange on December 31, 1999 (U.S.$46.88), less the exercise price of in-the-money options.

(2) The options were granted under the Plan, as amended, established in 1993. With the exception of 120,000 options granted in December 1999, all options are for a term of 5 years and become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of grant. 120,000 options were granted in December 1999 and are for a term of 7 years and become exercisable during a period commencing 12 to 15 months from the date of grant.

EMPLOYEE STOCK PURCHASE PLAN

The Company's Employee Stock Purchase Plan ("EPP") was established in 1997 and approved by the shareholders at the Special Meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Corporation to participate in the share ownership of the Corporation or to increase their share ownership in the Corporation via payroll or contractual deduction. Directors, senior officers or insiders of the Corporation are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the Plan, taking into considertation the 2 for 1 stock split in December, 1999, shall not exceed 600,000 Common Shares. At the discretion of a committee of the board of directors that will administer the EPP, the Corporation may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

As of March 31, 2000 the Company had issued 12,379 shares pursuant to the Plan, of which 3,078 were issued in 1999 and 781 in 2000.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares compared to the cumulative total return of the Toronto Stock Exchange 300 Index for the past five years, assuming Cdn$100 investment on December 31, 1994.

[GRAPHIC]


=====================================================================================================================
As at December 31,                     1994           1995          1996          1997          1998           1999
=====================================================================================================================
Biovail Common                       100.00         974.42        972.56      1,534.88      1,618.60       3,767.44
=====================================================================================================================
TSE 300 Index                        100.00         114.53        146.99        169.01        166.33         219.08
=====================================================================================================================

ITEM 13.             INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

INDEBTEDNESS OF EXECUTIVE OFFICERS

At December 31, 1998, Executive Stock Purchase Plan ("ESPP") loans of $2,924,000, made to finance the acquisition of shares of the Company on the open market by executive officers, were outstanding. The ESPP loans were secured by shares of the Company owned by executive officers, and bore interest at 1/4% over bank prime rate, equal to the Company's rate for borrowings. The loans were repaid during 1999.

                                                  TABLE OF INDEBTEDNESS
                                            UNDER EXECUTIVE STOCK PURCHASE PLAN

-------------------------------------------------------------------------------------------------------------------------
                                                         Largest          Amount       Financially
                                                          Amount        Outstanding      Assisted
                                      Involvement      Outstanding      as at March     Securities
   Name and Principal Position        of Issuer or     during 1999       31, 2000       Purchased       Security for
                                       Subsidiary        (U.S. $)        (U.S. $)          (#)          Indebtedness
-------------------------------------------------------------------------------------------------------------------------
Eugene N. Melnyk                         Lender          815,117             -            48,000           48,000
Chairman of the Board                                                                                   common shares
-------------------------------------------------------------------------------------------------------------------------

Robert A. Podruzny                       Lender          756,374             -            44,700           44,700
President, and Chief Operating                                                                          common shares
Officer
-------------------------------------------------------------------------------------------------------------------------

Kenneth C. Cancellara                    Lender          742,395             -            44,700           44,700
Senior Vice President and General                                                                       common shares
Counsel
-------------------------------------------------------------------------------------------------------------------------

Rolf K. Reininghaus                      Lender          756,374             -            44,700           44,700
Senior Vice President,                                                                                  common shares
President, Crystaal
-------------------------------------------------------------------------------------------------------------------------

                                     PART II

ITEM 14     (NOT APPLICABLE)


                                     PART III

ITEM 15     (NOT APPLICABLE)

ITEM 16 CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

        On December 31, 1999 we filed Articles of Amendment to effect a subdivision of our common shares on the basis of two common shares for every one common share held and an increase in our authorized capital from 120,000,000 common shares to an unlimited number of common shares. An amendment was also made to our current by-law to change the quorum requirements for shareholders meetings from two shareholders holding 51% of the outstanding shares to two shareholders holding 25% of the outstanding shares.


                                     PART IV

ITEM 17         FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.        FINANCIAL STATEMENTS

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

ITEM 19.        FINANCIAL STATEMENTS AND EXHIBITS

(A)      FINANCIAL STATEMENTS

o Consolidated Balance Sheets of the Company as at December 31, 1999 and 1998 o Consolidated Statements of Income and Retained Earings (Deficit) for the years ended o December 31, 1999, 1998 and 1997 o Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997 o Notes to the Consolidated Financial Statements

(B)      EXHIBITS FILED WITH THIS SUBMISSION

1.1 Amendment to By-Laws of the Company to change quorum requirements for meetings of shareholders of the Corporation, dated December 30, 1999

1.2    Conforming Copy of Amended By-Laws of the Company effective December 30,
       1999

1.3 Articles of Amendment dated December 31, 1999 effecting a stock split and an increase in the authorized share capital of the Company*

1.4 Articles of Amalgamation dated February 18, 2000 effecting a change in the name of the Company*

4.1    Consent of Ernst & Young LLP

4.2    Consent of Deloitte & Touche LLP

-------------------------------------------------------------------------------

       * Incorporated by reference to Registrant's Registration Statement on Form 8-A, filed with the SEC on March 17, 2000, File No. 001 - 14956.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   BIOVAIL CORPORATION



                                                   /S/   KENNETH G. HOWLING
                                                   ----------------------------
                                                   Kenneth G. Howling
                                                   Vice President, Finance and
                                                   Chief Financial Officer

Date:  April 19, 2000

                                  EXHIBIT INDEX

1.1 Amendment to By-Laws of the Company to change quorum requirements for meetings of shareholders of the Corporation, dated December 30, 1999

1.2    Conforming Copy of Amended By-Laws of the Company effective December 30,
       1999

1.3 Articles of Amendment dated December 31, 1999 effecting a stock split and an increase in the authorized share capital of the Company*

1.4 Articles of Amalgamation dated February 18, 2000 effecting a change in the name of the Company*

4.1    Consent of Ernst & Young LLP

4.2    Consent of Deloitte & Touche LLP

-------------------------------------------------------------------------------


*Incorporated by reference to Registrant's Registration Statement on Form 8-A, filed with the SEC on March 17, 2000, File No. 001 - 14956.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
BIOVAIL CORPORATION
  Report of Management......................................     F-2
  Auditors' Report..........................................     F-3
  Consolidated Balance Sheets as at December 31, 1999 and
    1998....................................................     F-5
  Consolidated Statements of Income and Retained Earnings
    for the years ended December 31, 1999, 1998 and 1997....     F-6
  Consolidated Statements of Cash Flows for the years ended
    December 31, 1999, 1998 and 1997........................     F-7
  Notes to the Consolidated Financial Statements............     F-8


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

    Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

    The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The majority of the members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

    Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

              /s/ EUGENE N. MELNYK                            /s/ KENNETH G. HOWLING
                Eugene N. Melnyk                             Vice President, Finance
             Chairman of the Board                         and Chief Financial Officer

                                AUDITORS' REPORT

To the Board of Directors of Biovail Corporation

    We have audited the consolidated balance sheet of Biovail Corporation as at December 31, 1999 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP
Chartered Accountants
Toronto, Canada,
February 29, 2000

                                AUDITORS' REPORT

To the Board of Directors of BIOVAIL CORPORATION

    We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 1998 and the consolidated statements of income and retained earnings and cash flows for each of the years in the two year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1998 in accordance with generally accepted accounting principles in Canada.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Chartered Accountants

Toronto, Canada
May 14, 1999

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                        AS AT DECEMBER 31, 1999 AND 1998
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                1999       1998
                                                              --------   --------
ASSETS
CURRENT
  Cash and cash equivalents (Note 4)........................  $178,086   $ 78,279
  Short-term investments (Note 5)...........................    65,893         --
  Accounts receivable (Note 6)..............................    60,571     42,768
  Inventories (Note 7)......................................    12,701     10,542
  Assets held for disposal (Note 3).........................    20,000         --
  Executive stock purchase plan loans (Note 8)..............        --      2,924
  Deposits and prepaid expenses.............................     3,172      3,357
                                                              --------   --------
                                                               340,423    137,870
LONG-TERM INVESTMENTS (Note 9)..............................        12     10,055
CAPITAL ASSETS, net (Note 10)...............................    45,300     23,677
OTHER ASSETS, net (Note 11).................................   249,402     28,317
                                                              --------   --------
                                                              $635,137   $199,919
                                                              ========   ========
LIABILITIES
CURRENT
  Accounts payable..........................................  $ 22,685   $ 12,244
  Accrued liabilities (Note 12).............................    31,107      4,129
  Income taxes payable......................................     3,585      1,004
  Customer prepayments......................................     4,962      4,516
  Current portion of long-term debt (Note 13)...............    12,016        653
                                                              --------   --------
                                                                74,355     22,546
LONG-TERM DEBT (Note 13)....................................   125,488    126,182
                                                              --------   --------
                                                               199,843    148,728
                                                              --------   --------
SHAREHOLDERS' EQUITY
  Share capital (Note 14)...................................   368,538     19,428
  Warrants (Note 14)........................................     8,244      8,244
  Retained earnings.........................................    57,252     24,748
  Cumulative translation adjustment.........................     1,260     (1,229)
                                                              --------   --------
                                                               435,294     51,191
                                                              --------   --------
                                                              $635,137   $199,919
                                                              ========   ========
  Commitments and contingencies (Note 20)

   The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

                /s/ EUGENE N. MELNYK                                        /s/ BRUCE D. BRYDON
     -------------------------------------------                -------------------------------------------
                  Eugene N. Melnyk                                            Bruce D. Brydon
                CHAIRMAN OF THE BOARD                              DIRECTOR AND CHIEF EXECUTIVE OFFICER

                              BIOVAIL CORPORATION

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
    (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)

                                                                 1999         1998         1997
                                                              ----------   ----------   ----------
REVENUE
  Product sales.............................................  $   99,526   $   69,154   $   50,333
  Research and development..................................      52,260       32,070       19,559
  Royalty and licensing.....................................      24,706       11,612       12,487
                                                              ----------   ----------   ----------
                                                                 176,492      112,836       82,379
                                                              ----------   ----------   ----------
EXPENSES
  Cost of goods sold........................................      35,078       28,593       16,471
  Research and development..................................      33,130       17,490       14,386
  Selling, general and administrative.......................      29,602       17,450       13,831
                                                              ----------   ----------   ----------
                                                                  97,810       63,533       44,688
                                                              ----------   ----------   ----------
OPERATING INCOME............................................      78,682       49,303       37,691
EQUITY LOSS (Note 3)........................................      (1,618)          --           --
INTEREST EXPENSE, net (Note 13).............................      (9,152)      (1,702)        (351)
GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS, net..............       1,948           --           --
                                                              ----------   ----------   ----------
INCOME BEFORE INCOME TAXES AND GOODWILL AMORTIZATION........      69,860       47,601       37,340
PROVISION FOR INCOME TAXES (Note 16)........................       4,215        2,024        1,941
                                                              ----------   ----------   ----------
INCOME BEFORE GOODWILL AMORTIZATION.........................      65,645       45,577       35,399
GOODWILL AMORTIZATION, net of tax...........................       3,165          158          158
                                                              ----------   ----------   ----------
NET INCOME..................................................      62,480       45,419       35,241
RETAINED EARNINGS, BEGINNING OF YEAR........................      24,748       49,709       22,712
EXCESS OF COST OF COMMON SHARES ACQUIRED OVER THE STATED
  CAPITAL THEREOF (Note 14).................................     (29,976)     (70,380)          --
CONTRIBUTION TO INTELLIGENT POLYMERS LIMITED (Note 14)......          --           --       (8,244)
                                                              ----------   ----------   ----------
RETAINED EARNINGS, END OF YEAR..............................  $   57,252   $   24,748   $   49,709
                                                              ==========   ==========   ==========
EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION.............  $     1.28   $     0.86   $     0.69
GOODWILL AMORTIZATION PER SHARE.............................        0.06         0.01           --
                                                              ----------   ----------   ----------
EARNINGS PER SHARE (Note 15)................................  $     1.22   $     0.85   $     0.69
                                                              ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  (Note 15).................................................  51,271,000   53,282,000   51,212,000
                                                              ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                1999       1998       1997
                                                              --------   --------   --------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
  ACTIVITIES

OPERATING
  Net income for the year...................................  $ 62,480   $ 45,419   $ 35,241
  Depreciation and amortization.............................    10,140      4,957      3,157
  Gain on disposal of long-term investments, net
    (Note 9)................................................    (1,948)        --         --
  Equity loss (Note 3)......................................     1,618         --         --
                                                              --------   --------   --------
                                                                72,290     50,376     38,398
Change in non-cash operating items (Note 18)................     8,723      3,197    (34,082)
                                                              --------   --------   --------
                                                                81,013     53,573      4,316
                                                              --------   --------   --------
INVESTING
  Additions to capital assets, net..........................    (7,784)    (3,744)    (2,664)
  Repayment (advance) of executive stock purchase plan loans
    (Note 8)................................................     3,100         10       (421)
  Acquisition of product rights (Note 11)...................   (38,340)    (4,000)        --
  Acquisition of Fuisz Technologies Ltd., net of cash
    acquired (Note 3).......................................   (43,720)        --         --
  Additions to short-term investments, net..................   (54,665)        --         --
  Decrease (increase) in other assets.......................        25       (176)       (86)
  Disposal (acquisition) of long-term investments
    (Note 9)................................................    11,991    (10,043)       (12)
  Acquisition of royalty interest...........................        --    (15,000)        --
                                                              --------   --------   --------
                                                              (129,393)   (32,953)    (3,183)
                                                              --------   --------   --------
FINANCING
  Repurchase of share capital (Note 14).....................   (30,593)   (72,141)        --
  Issuance of share capital (Note 14).......................   253,721      3,929      4,464
  Repurchase of subordinated convertible debentures.........   (74,545)        --         --
  Reduction in other long-term debt.........................      (667)   (21,838)    (2,202)
  Increase in other long-term debt..........................        --     19,143        373
  Issuance of U.S. Senior Notes, net of financing costs.....        --    120,400         --
                                                              --------   --------   --------
                                                               147,916     49,493      2,635
                                                              --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................       271       (109)       (19)
                                                              --------   --------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    99,807     70,004      3,749
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    78,279      8,275      4,526
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $178,086   $ 78,279   $  8,275
                                                              ========   ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

1.  GOVERNING STATUTE AND NATURE OF OPERATIONS

    In December 1999, the shareholders of Biovail Corporation International approved a change in the name of the company to Biovail Corporation.

    Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the province of Ontario. The Company is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

2.  SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The accounting principles differ in certain respects from generally accepted accounting principles in the US as described in Note 23.

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

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of all financial assets and liabilities, other than long-term debt, approximates their carrying values at December 31, 1999 and 1998. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of long-term debt is disclosed in Note 13.

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

    Licensing revenue is recognized at the date the license is granted unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is deferred and recognized upon the completion of each specific event.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    RESEARCH AND DEVELOPMENT

    The Company's policy is to expense as incurred all research and product development costs, net of investment tax credits, related to both costs incurred on its own behalf and on behalf of its third party customers. Technology acquired from others, which is still in research and development, is deferred and amortized over management's estimate of its useful life.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

    SHORT-TERM INVESTMENTS

    Short-term investments include highly liquid investments with original maturities greater than three months but less than one year when purchased. Short-term investments are carried at cost which approximates fair value.

    INVENTORIES

    Inventories are comprised of raw materials, work in process, and finished goods which are valued at the lower of cost and replacement cost. Cost is determined on the first-in, first-out basis.

    LONG-TERM INVESTMENTS

    Long-term investments are reported at cost less any provision which may be required to recognize a permanent decline in value.

    CAPITAL ASSETS AND RELATED DEPRECIATION

    Capital assets are recorded at cost less accumulated depreciation. Annual rates applied to depreciate the cost of capital assets over their estimated useful lives using the straight line basis are as follows:

Buildings...........................  25 years
Machinery and equipment.............  5-10 years
Other equipment.....................  3-5 years
Leasehold improvements..............  term of lease

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    OTHER ASSETS

    Other assets are amortized on a straight line basis as follows:

Goodwill............................  20 years
Royalty interests...................  15 years
Acquired in-process research and      15 years
  development.......................
Core technology.....................  15 years
Workforce...........................  10 years
Product rights......................  8-15 years
Deferred financing costs............  term of debt

    Goodwill and product rights are evaluated periodically, based on estimated cash flows computed on a discounted basis and if conditions warrant an impairment valuation is provided.

    Advertising and promotion costs related to new product launches are deferred and amortized over a one year period commencing at launch date.

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

    SELF-SUSTAINING FOREIGN SUBSIDIARIES

    Assets and liabilities of self-sustaining foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the year. Gains or losses arising on the translation of financial statements of self-sustaining foreign subsidiaries are deferred and included as a separate component of shareholders' equity. The net change in the cumulative translation adjustment balance in the years presented is primarily due to fluctuations in the exchange rate with respect to the Swiss franc, Irish punt and Canadian dollar.

    CUSTOMER PREPAYMENTS

    Amounts received from customers as prepayments for goods or services to be provided in the future are recorded on the balance sheet as customer prepayments. When the goods or services are provided at a future date, they are billed to the customer at contractual rates.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    STOCK OPTION PLAN

    The Company has a stock option plan which is described in Note 14. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

    INCOME TAXES

    The Company follows the deferral method of income tax allocation.

    1998 AND 1997 FIGURES

    Goodwill amortization and certain other figures for 1998 and 1997 have been reclassified to conform to the 1999 presentation.

3.  ACQUISITION

(i) DESCRIPTION OF ACQUISITION

    On November 12, 1999, the Company completed the acquisition of Fuisz Technologies Ltd. ("Fuisz") for $177,897,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark-and other drug delivery technologies (the "Fuisz Technology").

    Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

    By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 1,544,155 pre-split common shares of the Company, which includes 44,155 pre-split common shares to be issued (see Note 14) with a fair value of $96,006,000. Certain of these common shares are yet to be issued. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's stock before and after the acquisition on November 12, 1999 and after giving effect to normal costs of issue of shares.

(ii) PURCHASE PRICE ALLOCATION

    The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The assets, liabilities, revenues and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

3.  ACQUISITION (CONTINUED)

    The purchase price of $177,897,000 which includes acquisition costs of $6,326,000 was allocated as follows:

    Acquired in-process research and development................  $137,470
    Current assets..............................................    60,617
    Goodwill....................................................    37,224
    Assets held for disposal....................................    20,000
    Capital assets..............................................    16,893
    Core technology.............................................    11,185
    Workforce...................................................     2,041
    Other assets................................................       358
    Current liabilities.........................................   (21,820)
    Debt assumed................................................   (86,071)
                                                                  --------
    Purchase price..............................................  $177,897
                                                                  ========

(iii) ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

    The Fuisz Technology involves drug delivery platforms and the application of such platforms to specific product development programs. At the date of acquisition, Fuisz was involved in seventeen product development projects for a number of pharmaceutical companies which were in various stages of completion. With the exception of certain nutraceutical products, the Fuisz Technology has not been employed in any product which has received regulatory approval to date and was considered to have no alternative future use other than for the therapeutic indications for which it was in development or which may be developed. Accordingly, technological feasibility of the products related to the Fuisz Technology was not established at the acquisition date and was considered to be in-process research and development.

    Two of the projects have been submitted for approval with the applicable regulatory authorities. One project was submitted to the Food and Drug Administration ("FDA") in the US in June 1998 and the other was submitted to the Medical Control Agency in the UK in April 1998. The remaining fifteen projects are expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the next eighteen months.

    The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942 million per annum, estimated costs to completion of these products were approximately $9.5 million and discount rates of 28% were used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    If the projects currently under development are successful, the Company expects that the Fuisz Technology will have extended life cycles. Because the Fuisz Technology is based on drug delivery, the technology can be applied to numerous products. Although the risk of technological feasibility is always present in each

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

3.  ACQUISITION (CONTINUED)

    product, the Company's strategy is to exploit the technology through numerous product developments which the Company expects will occur over at least the next fifteen years.

(iv) ASSETS HELD FOR DISPOSAL

    The Company determined, as part of its evaluation of the purchase, that certain operations of Fuisz were not strategic to Biovail's business plans and accordingly should be sold.

    Prior to the completion of the share exchange, on October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly owned European subsidiaries for proceeds of $28,700,000. Further, Fuisz agreed to assign all of the rights, privileges and advantages from its Cebutid trademark to the purchaser of its European subsidiaries for proceeds of $10,273,000. No gain or loss was recognized by the Company on these transactions as these subsidiaries were included in the purchase price allocation at their fair value when Biovail acquired its 49% interest in Fuisz.

    On December 1, 1999, Biovail entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor, for proceeds of $20,000,000. The sale is expected to close in early 2000. No gain or loss was recognized by the Company on this transaction as this subsidiary was included at fair value in the purchase price allocation at November 12, 1999.

(v) PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Fuisz as if the acquisition, disposals and repayment of convertible subordinated debentures had occurred January 1, 1998 (a full year of goodwill amortization and interest cost is included for both 1998 and 1999).

                                                                    1999       1998
                                                                  --------   --------
    Total revenue...............................................  $188,418   $125,835
    Net income (loss)...........................................  $ 21,892   $ (3,089)
    Earnings (loss) per share (basic)...........................  $   0.39   $  (0.05)

    These unaudited pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Fuisz been included in the Company's consolidated financial statements as of January 1, 1998. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

4.  CASH AND CASH EQUIVALENTS

                                                                  1999       1998
                                                                --------   --------
    Cash and bank certificates of deposit.....................  $ 38,776   $37,160
    Corporate debt securities.................................   139,310    41,119
                                                                --------   -------
                                                                $178,086   $78,279
                                                                ========   =======
    Corporate debt securities are carried at cost which
      approximates fair value.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

5.  SHORT-TERM INVESTMENTS

                                                                   1999       1998
                                                                 --------   --------
    Corporate debt securities..................................  $54,635    $    --
    Restricted cash............................................   11,258         --
                                                                 -------    -------
                                                                 $65,893    $    --
                                                                 =======    =======

    Restricted cash is pledged as collateral against an IRL 8,452,000 bank loan in connection with the 1997 acquisition of Clonmel by Fuisz. Under the terms of the sale of Clonmel, which is expected to close in early 2000, the Company will be required to repay the loan. Accordingly, the restricted cash is shown as a current asset.

6.  ACCOUNTS RECEIVABLE

                                                                   1999       1998
                                                                 --------   --------
    Trade and royalties........................................  $53,634    $36,638
    Other receivables..........................................    6,937      2,672
    Insurance claims recoverable...............................       --      3,458
                                                                 -------    -------
                                                                 $60,571    $42,768
                                                                 =======    =======

    The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. At December 31, 1999, three customers accounted for 82% of trade and royalties receivable. At December 31, 1998, four customers accounted for 60% of trade and royalties receivables. The Company believes that there is no unusual exposure associated with the collection of these receivables.

    Insurance claims recoverable related to business interruption losses resulting from insurance damage in Puerto Rico in September 1998.

7.  INVENTORIES

                                                                   1999       1998
                                                                 --------   --------
    Raw materials..............................................  $ 5,149    $ 4,759
    Work in process............................................    4,258      5,478
    Finished goods.............................................    3,294        305
                                                                 -------    -------
                                                                 $12,701    $10,542
                                                                 =======    =======

8.  EXECUTIVE STOCK PURCHASE PLAN LOANS

    At December 31, 1998, Executive Stock Purchase Plan ("ESPP") loans of $2,924,000, made to finance the acquisition of shares of the Company on the open market by executive officers, were outstanding. The ESPP loans were secured by shares of the Company owned by executive officers, and bore interest at 1/4% over bank prime rate, equal to the Company's rate for borrowings. The loans were repaid during 1999.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

9.  LONG-TERM INVESTMENTS

    Long-term investments is comprised of 12,000 special shares of Intelligent Polymers Limited ("IPL"), acquired in 1998. These shares have no entitlement to profits of IPL.

    During 1999 the Company sold certain long-term investments, which had been acquired in 1998, for a net gain of $1,948,000.

10. CAPITAL ASSETS

                                                                   1999                      1998
                                                          -----------------------   -----------------------
                                                                     ACCUMULATED               ACCUMULATED
                                                            COST     DEPRECIATION     COST     DEPRECIATION
                                                          --------   ------------   --------   ------------
    Land................................................  $ 1,270      $    --      $ 1,220        $   --
    Buildings...........................................   17,423        3,724       14,972         2,864
    Machinery and equipment.............................   24,914        7,366       13,218         4,874
    Other equipment and leasehold improvements..........   15,873        3,090        4,061         2,056
                                                          -------      -------      -------        ------
                                                           59,480      $14,180       33,471        $9,794
                                                                       =======                     ======
    Less accumulated depreciation.......................   14,180                     9,794
                                                          -------                   -------
                                                          $45,300                   $23,677
                                                          =======                   =======

11. OTHER ASSETS

    The following table summarizes other assets net of accumulated amortization.

                                                                    1999       1998
                                                                  --------   --------
    Goodwill....................................................  $ 38,514   $ 3,277
    Acquired in-process research and development................   136,215        --
    Core technology and workforce...............................    13,096        --
    Product rights and royalty interests........................    56,945    20,522
    Other intangibles...........................................     4,632     4,518
                                                                  --------   -------
                                                                  $249,402   $28,317
                                                                  ========   =======

    Amortization amounted to $6,002,000, $1,883,000, and $441,000 in 1999, 1998
    and 1997, respectively.

    In December 1999, the Company acquired from IPL the product rights to IPL's generic version of Procardia XL for $25,000,000.

    In October 1999, the Company acquired from Elan Corporation plc ("Elan") the exclusive marketing rights for the US to Elan's generic version of Adalat CC. The product will be marketed by Teva Pharmaceuticals ("Teva"). The net cost to the Company was $9,000,000, which will be amortized over the life of the product.

    In November 1998, the Company completed the issue of U.S. Dollar Senior Notes, due 2005, for gross proceeds of $125,000,000. The expenses associated with this transaction have been deferred and are being amortized on a straight-line basis over the seven-year term of the debt.

    In March 1998, the Company completed the acquisition of the royalty interest held by Galephar Puerto Rico, Inc. Limited ("Galephar") in certain of the Company's products. The Company paid $15,000,000 to Galephar in full satisfaction of the Company's royalty obligations on the sales of Tiazac-Registered Trademark- and the Company's generic controlled release version of Cardizem CD in the US and Canada. In September 1998, the Company acquired from Centocor, Inc. the exclusive distribution rights in Canada for Retavase for $4,000,000.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

12. ACCRUED LIABILITIES

                                                                    1999       1998
                                                                  --------   --------
    Restructuring costs.........................................  $13,597     $   --
    Employee costs..............................................    4,528        836
    Professional fees...........................................    2,163        368
    Interest....................................................    1,736      1,715
    Royalties...................................................    1,331        594
    Product rights..............................................    1,524         --
    Other.......................................................    6,228        616
                                                                  -------     ------
                                                                  $31,107     $4,129
                                                                  =======     ======

    Restructuring costs accrued in relation to the acquisition of Fuisz consisted of $11.3 million for the settlement of contracts, $1.5 million for the termination of employees and $1.3 million of other costs. These costs were included in the determination of the net assets of Fuisz acquired. Since the date of acquisition, approximately $534,000 of these costs have been settled.

    Employee costs include $2.5 million of severance pay owing to certain Fuisz employees terminated prior to the acquisition by Biovail.

13. LONG-TERM DEBT

                                                                    1999       1998
                                                                  --------   --------
    NON-INTEREST BEARING GOVERNMENT LOAN
      Payable to Western Economic Diversification, a Canadian
        federal government agency. This loan is repayable on a
        semi-annual installment basis of $381,000 per
        installment with the final payment due in 2001..........  $  1,250   $  1,835

    U.S. DOLLAR SENIOR NOTES, DUE 2005
      Issued under an indenture dated November 16, 1998, the
        U.S. Dollar Senior Notes are general unsecured senior
        obligations of Biovail Corporation bearing interest at
        10 7/8%, payable semi-annually in arrears on May 15 and
        November 15 of each year. The U.S. Dollar Senior Notes
        mature on November 15, 2005.............................   125,000    125,000

    TERM BANK LOAN
      Term loan payable of IRL 8,452,000 and bears interest at
        the bank's reference rate plus margin (aggregate rate
        4.13% at December 31, 1999). This loan is collateralized
        by a cash balance of $11,258,000 and charges over the
        assets of Clonmel.......................................    10,799         --

    OTHER DEBT..................................................       455         --
                                                                  --------   --------
                                                                   137,504    126,835
    Less current portion........................................    12,016        653
                                                                  --------   --------
                                                                  $125,488   $126,182
                                                                  ========   ========

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

13. LONG-TERM DEBT (CONTINUED)

    On or after November 15, 2002, the U.S. Dollar Senior Notes will be redeemable at the option of the Company at the following prices if redeemed during the twelve months beginning November of the years indicated below:

                                                        PERCENTAGE OF PRINCIPAL
    YEAR                                                      OUTSTANDING
    ----                                                -----------------------
    2002..............................................          105.438%
    2003..............................................          102.719%
    2004..............................................          100.000%

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

    At December 31, 1999, the fair value of the U.S. Dollar Senior Notes approximates its carrying value of $128,388,000. The fair value of the remaining debt approximates its carrying value.

    Interest expense on long-term debt amounted to $13,594,000, $2,358,000 and $199,000 in the years ended December 31, 1999, 1998 and 1997, respectively.

    Principal repayments on long-term debt are as follows:

    2000.......................................................  $ 12,016
    2001.......................................................       488
    2002.......................................................        --
    2003.......................................................        --
    2004.......................................................        --
    2005.......................................................   125,000
                                                                 --------
                                                                 $137,504
                                                                 ========

    Subsequent to the year end, the Company announced a tender for any and all its outstanding 10 7/8% U.S. Dollar Senior Notes at a redemption price of 110.951% of the principal amount. The initial expiration date for the tender offer is March 20, 2000. Holders who irrevocably agree to tender on or prior to March 6, 2000, will receive an additional 2% of the principal amount. These U.S. Dollar Senior Notes have been classified as long term debt based on the conditions that existed at the balance sheet date.

14. SHARE CAPITAL

    AUTHORIZED AND ISSUED SHARES

    In December, 1999, the shareholders of the Company authorized a 2 for 1 stock split to the issued common shares and an increase in authorized shares from 120,000,000 common shares to an unlimited number of common shares without par value. All share and per share amounts in these financial statements have been retroactively adjusted to give effect to the 2 for 1 stock split.

    In October 1999, the Company completed a share offering issuing 10,180,000 common shares for gross proceeds of $259 million less costs of $13.5 million.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

14. SHARE CAPITAL (CONTINUED)

    By resolutions of the Board of Directors dated August 11, 1998, and November 16, 1998, the Company implemented a stock repurchase program under which the Company was enabled to purchase up to 10% of its issued and outstanding common shares. Up to December 31, 1998, 4,543,800 common shares had been repurchased under this plan at a cost of $72,141,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $70,380,000, was charged to retained earnings. In 1999, 1,465,400 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $29,976,000 was charged to retained earnings.

                                                                  NUMBER OF SHARES    AMOUNT
                                                                  ----------------   --------
                                                                    (000'S)
    Balance, December 31, 1996..................................       50,854        $ 14,614
    Issued on the exercise of options...........................        2,466           4,434
    Issued under Employee Stock Purchase Plan...................            2              30
    Effect of exchange rate change..............................           --            (613)
                                                                       ------        --------
    Balance, December 31, 1997..................................       53,322          18,465
    Issued on the exercise of options...........................          940           3,886
    Issued under Employee Stock Purchase Plan...................            4              43
    Cancelled under stock repurchase program....................       (4,544)         (1,761)
    Effect of exchange rate change..............................           --          (1,205)
                                                                       ------        --------
    Balance, December 31, 1998..................................       49,722          19,428
    Issued on the exercise of options...........................          668           7,629
    Issued under Employee Stock Purchase Plan...................            3              40
    Cancelled under stock repurchase program....................       (1,465)           (617)
    Issued pursuant to equity offering..........................       10,180         246,052
    Issued on Fuisz acquisition(i)..............................        3,088          96,006
                                                                       ------        --------
    Balance, December 31, 1999..................................       62,196        $368,538
                                                                       ======        ========

    ----------------------------

    (i) Included in the issued and outstanding shares are 88,310 shares to be issued following the effectiveness of a registration statement with respect to the Fuisz acquisition.

    STOCK OPTION PLAN

    Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan taking into consideration the 2 for 1 stock split shall not exceed 14,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

14. SHARE CAPITAL (CONTINUED)

    The options vesting terms vary as per the type of options. Management options granted prior to 1999 vest as to one third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

    Options granted in 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement, special options vest on the second anniversary date of the grant; management options vest as to one fourth each year commencing on the first anniversary of the grant and expire not later than seven years from the date of the grant.

    The following table summarizes the Company's stock option activity for the three years ended December 31, 1999 taking into effect the 2 for 1 stock split in December 1999:

                                                                  OPTIONS    WEIGHTED AVERAGE
                                                                  (000'S)     EXERCISE PRICE
                                                                  --------   ----------------
    Outstanding Balance, December 31, 1996......................    5,502         $ 6.57
    Granted.....................................................    2,358          15.43
    Exercised...................................................   (2,466)          1.80
    Cancelled...................................................     (354)         13.15
                                                                   ------         ------
    Outstanding Balance, December 31, 1997......................    5,040          12.57
    Granted.....................................................      602          17.57
    Exercised...................................................     (940)          4.13
    Cancelled...................................................     (280)         15.34
                                                                   ------         ------
    Outstanding Balance, December 31, 1998......................    4,422          13.82
    Granted.....................................................    1,684          37.15
    Exercised...................................................     (668)         11.42
    Cancelled...................................................     (214)         14.75
                                                                   ------         ------
    Outstanding Balance, December 31, 1999......................    5,224         $21.61
                                                                   ======         ======
    Exercisable at December 31, 1999............................    2,367         $13.22
                                                                   ======         ======

    The following table summarizes the information about options outstanding at December 31, 1999:

                                                           OUTSTANDING   AVERAGE CONTRACTUAL     WEIGHTED
    PRICE RANGE                                              OPTIONS       LIFE REMAINING      AVERAGE PRICE
    -----------                                            -----------   -------------------   -------------
                                                           (000'S)
    $10 - $15............................................     1,310              1.4              $11.22
    $15 - $20............................................     2,582              3.2              $16.42
    $20 - $30............................................       170              5.5              $26.57
    $30 - $45............................................     1,162              6.8              $44.14
                                                              -----
                                                              5,224              3.6              $21.61
                                                              =====

    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholder Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

14. SHARE CAPITAL (CONTINUED)

    of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock split in December 1999, shall not exceed 600,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

    WARRANTS

    In October, 1997, IPL completed a public offering of 3,737,500 units. Each unit comprised one common share of IPL and one warrant to purchase two post split common shares of the Company. The net proceeds to IPL of the offering before offering expenses amounted to approximately $69,500,000. On September 30, 1999, the units separated and the IPL common shares and the Company's warrants now trade independently of each other. The warrants are exercisable at a per share price of $20.00 from October 1, 1999 until September 30, 2002.

    In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and recorded a charge to retained earnings to reflect the equivalent contributions to IPL.

15. EARNINGS PER SHARE

    Earnings per share, for all years presented, has been calculated using the weighted average number of common shares outstanding during the year after giving effect to the 2 for 1 stock split. Earnings per share in 1999, 1998 and 1997 on a fully diluted basis giving effect to the exercise of all options and warrants granted, would have been $1.09, $0.82 and $0.66 per share, respectively.

16. INCOME TAXES

    The major factors which caused variation from the Company's combined federal and provincial statutory income tax rate of 44.81% in 1999 and 1998 and 44.34% in 1997, applicable to income before income taxes are as follows:

                                                                    1999       1998       1997
                                                                  --------   --------   --------
    Provision for income taxes based on statutory rate..........  $ 31,303   $ 21,258   $ 16,486
    Reduction in income taxes resulting from income of foreign
      subsidiaries taxed at lower effective rate................   (36,925)   (22,970)   (14,331)
    Benefit of current year losses not recognized for accounting
      purposes..................................................     9,661      3,736         --
    Large Corporation Tax.......................................       176         --         --
    Benefit of utilization of losses carried forward............        --         --       (214)
                                                                  --------   --------   --------
                                                                  $  4,215   $  2,024   $  1,941
                                                                  ========   ========   ========

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

16. INCOME TAXES (CONTINUED)

    At December 31, 1999, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada and unclaimed Canadian investment tax credits for which no accounting benefit has been recognized and which can be used to offset future taxable income and/or reduce income taxes payable. These losses and investment tax credits expire as follows:

                                                                   NON-CAPITAL LOSSES
                                                                  ---------------------   INVESTMENT
                                                                  FEDERAL    PROVINCIAL   TAX CREDITS
                                                                  --------   ----------   -----------
    2000........................................................   $   --      $ 3,791      $   470
    2001........................................................       --        3,263          454
    2002........................................................       --        1,173          432
    2003........................................................       --        2,896          137
    2004........................................................       50          119          436
    2005........................................................    4,956        5,271          505
    2006........................................................       --        6,042        1,129
    2007........................................................       --           --        1,600
    2008........................................................       --           --        2,053
    2009........................................................       --           --        3,217
                                                                   ------      -------      -------
                                                                   $5,006      $22,555      $10,433
                                                                   ======      =======      =======

    The benefits of these losses carried forward and investment tax credits will be recorded when realized.

    As of December 31, 1999, the Company has available net operating loss carry forwards in the US of approximately $75,375,000. These losses, which are subject to restrictions, expire at various dates as follows:

                                                                  NET OPERATING
                                                                     LOSSES
    2003........................................................     $   113
    2004........................................................         165
    2005........................................................         564
    2006........................................................          64
    2007........................................................       4,507
    2008........................................................       6,068
    2009........................................................       6,746
    2010........................................................       3,109
    2011........................................................      16,424
    2012........................................................      15,483
    2018........................................................      22,132
                                                                     -------
                                                                     $75,375
                                                                     =======

    In addition, the Company has pooled research and development expenditures amounting to approximately $34,000,000 available for offset against future taxable income. The tax benefit of these expenditures has not been recognized in these financial statements.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

17. OPERATING LEASES

    Minimum lease commitments under operating leases for each of the next five years are as follows:


2000.....................................................   $4,795
2001.....................................................    4,376
2002.....................................................    2,907
2003.....................................................    1,228
2004.....................................................    1,258
Thereafter...............................................      958

18. CHANGE IN NON-CASH OPERATING ITEMS

                                                                   1999       1998       1997
                                                                  -------   --------   --------
    Accounts receivable.........................................  $(9,973)  $(10,036)  $(23,145)
    Inventories.................................................   (1,560)     6,307     (8,622)
    Deposits and prepaid expenses...............................      693     (1,304)      (991)
    Accounts payable and accrued liabilities....................   16,613      5,563      3,315
    Income taxes payable........................................    2,604         (9)       201
    Customer prepayments........................................      346      2,676     (4,840)
                                                                  -------   --------   --------
                                                                  $ 8,723   $  3,197   $(34,082)
                                                                  =======   ========   ========

19. INTEREST AND INCOME TAXES PAID

                                                                    1999       1998       1997
                                                                  --------   --------   --------
    Interest paid...............................................  $14,526     $1,050     $  691
    Income taxes paid...........................................    1,831      2,153      1,736

20. LEGAL PROCEEDINGS

    In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the FDA, Faulding Inc., and Biovail seeking an order from the Court which would preclude the FDA from approving any subsequently-filed ANDAs, including the Company's filed ANDA for a generic version of Cardizem CD until Andrx receives from the FDA thirty days' prior notice of the FDA's intention to approve any such subsequently filed ANDA. Such notice would allow Andrx to attempt to seek court relief based on its position that as a first filer it is entitled to 180 days of market exclusivity. Biovail has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter. Biovail has also counter-sued Andrx for anti-trust law violations based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner. The FDA has filed a motion seeking summary dismissal of Andrx' action. Andrx has filed its own motion to have its action dismissed, however, Biovail did not withdraw the Company's counterclaim because the issues that were the subject of Andrx' action have now overtaken the timelines contemplated in the action (Andrx and Biovail have both launched their respective generic versions of Cardizem CD and Andrx' main action was dismissed), Biovail's counterclaim has been dismissed. Biovail has nevertheless launched an appeal to the

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

20. LEGAL PROCEEDINGS (CONTINUED)

    dismissal of its counterclaim even though Andrx' main action against the FDA and Biovail has long since been terminated.

    In March, 1998, Biovail commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover three times the Company's monetary damages and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations for the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

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

    In this regard, Biovail and the Company's wholly owned subsidiary Biovail Laboratories, Inc. ("Biovail Laboratories"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer, Inc., upon the filing by Biovail Laboratories of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement that, if successful, mandate a delay for the approval of the Company's ANDAs for a period of 30 months or until successful resolution of these patent infringement questions, whichever occurs first. Biovail Laboratories is vigorously defending these suits and will aggressively pursue motions for summary judgment in due course.

    These four actions have been consolidated into two actions by the court. Biovail has denied the allegations and has pleaded affirmative defences that the patents are invalid, have not been infringed, and unenforceable.

    On April 23, 1998, Biovail also filed a four-count Complaint against Bayer AG, Bayer Corporation and Pfizer Inc. seeking a declaratory judgment that their patents are invalid, unenforceable, and not infringed by the Company's ANDAs. Biovail intends to amend the Complaint in due course to assert that their patent has not been infringed by the filing of all four ANDAs by Biovail Laboratories Inc. Biovail has also asserted that Bayer Corporation and Pfizer Inc. have violated anti-trust laws and have interfered with the Company's prospective economic advantage. Bayer and Pfizer have filed a motion to dismiss the anti-trust and interference counts but that action has been stayed pending the conclusion of the main actions.

    On August 25, 1998, Andrx submitted to Biovail a Notice of Certification under the FDC Act wherein it certified that the ANDA filed by Andrx for a generic version of Tiazac did not infringe on the Company's Patent. As a result, in October 1998, Biovail commenced a patent infringement suit against Andrx. The FDA cannot approve Andrx's ANDA for a period of up to 30 months from the filing of the Company's suit or the date when Andrx successfully defends the Company's patent infringement suit, whichever first occurs. The trial of this action was recently completed but no judicial decision has been released.

    While Biovail is not currently able to determine the potential liability, if any, related to such matters, Biovail believes none of the matters, individually or in aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

20. LEGAL PROCEEDINGS (CONTINUED)

    In January 2000, Biovail Technologies Ltd. ("BTL"), commenced a suit against Dr. Richard Fuisz, the founder and former chairman of Fuisz--now BTL, Patrick Scrivens (the former CFO of Fuisz), Paul Kennedy (a former officer of Fuisz and Manager of Fuisz's European subsidiaries), John Fuisz (a former Board member of Fuisz) and others, in which a claim for damages has been asserted, resulting from a number of specific breaches. The Company believes it has meritorious claims.

    In the ordinary course of business from time to time the Company becomes involved in normal litigation reflective commercial or employment disputes. The Company is not aware of any action, commenced or threatened, that are discussed above or in combination has or may have a material impact on the Company or the Company's operations.

21. RESEARCH AND DEVELOPMENT ARRANGEMENTS

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

    Revenue received by the Company from IPL pursuant to the Development Contract, was $33.0 million, $9.7 million and $9.6 million for 1999, 1998 and 1997 respectively. The cost of providing these services amounted to $19.8 million, $6.6 million and $4.2 million for 1999, 1998 and 1997 respectively.

    Included in 1997 revenue was $3.5 million for access to and use by IPL of the Company's proprietary technology in connection with product development.

    The Company, as the holder of all of the issued and outstanding special shares of IPL, has an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of IPL commencing on the closing date of the offering and ending on the earlier of
    (i) September 30, 2002, or (ii) the 90(th) day after the date IPL provides the Company with quarterly financial statements showing cash or cash equivalents of less than $3 million. If the purchase option is exercised, the purchase price calculated on a per share basis would be as follows:

                                                                  PURCHASE OPTION
                                                                  EXERCISE PRICE
                                                                  ---------------
    Before October 1, 2000......................................      $39.06
    On or after October 1, 2000 and on or before September 30,
      2001......................................................       48.83
    On or after October 1, 2001 and on or before September 30,
      2002......................................................       61.04

    The purchase option exercise price may be paid in cash or the Company's common shares, or any combination of the foregoing, at the Company's sole discretion.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

21. RESEARCH AND DEVELOPMENT ARRANGEMENTS (CONTINUED)

    During 1999, under the terms of its Development Contract, Biovail acquired the rights to Procardia XL for $25 million.

    TEVA PHARMACEUTICALS

    In December 1997, the Company entered into an agreement with a subsidiary of Teva for the development and marketing of twelve generic oral controlled release products. Eight of the twelve products have been identified. As at December 31, 1999, generic versions of Trental, Cardizem CD, Adalat CC and Diltiazem SR have been approved by the FDA and ANDAs for four others have been filed with the FDA.

    The Company will incur all costs and expenses for the development and registration of the eight identified products. The Company and Teva will jointly select and equally share the costs associated with the development and registration of the four products in the process of being identified.

    Under the terms of the agreement, Teva was obligated to pay the Company an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million related to reimbursement of research and development costs and $11.0 million to the initial purchase of product. Revenue received by the Company from Teva pursuant to the agreement for reimbursement of research and development costs was $13.5 million and $10.0 million for 1998 and 1997 respectively. Pursuant to an agreement signed with Teva, the Company earned research and development revenues of $4.8 million in 1999.

    Product sales to Teva were $19.1 million, $5.0 million and $6.0 million for 1999, 1998 and 1997 respectively.

    H. LUNDBECK A/S

    In December, 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck") based in Denmark, for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.

    Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8.5 million, subject to certain milestones.

    Revenue received by the Company from Lundbeck for product development, pursuant to the agreement, was $2 million in the year ended December 31, 1999 and $3.5 million in 1998.

22. SEGMENTED INFORMATION AND MAJOR CUSTOMERS

    Biovail is an international full service pharmaceutical company. The Company operates in a single industry and is engaged in formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

    Organizationally, the Company's operations consist of three segments--Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Canadian facilities and sales by Crystaal, the Canadian marketing division of the Company.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

22. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

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

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expense attributable to the business units. Corporate general and administrative expense, and interest expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Amortization and depreciation of administrative assets are included as a component of selling, general and administrative expense.

    The following table sets forth information regarding segment operating income and segment assets:

                                                                      RESEARCH      ROYALTY
                                                          PRODUCT        AND          AND
    1999                                                   SALES     DEVELOPMENT   LICENSING    TOTAL
    ----                                                  --------   -----------   ---------   --------
    Revenues from external customers....................  $ 99,526     $ 52,260     $24,706    $176,492
                                                          --------     --------     -------    --------
    Segment operating income............................    46,302       16,948      24,292      87,542
    Unallocated amounts
      Selling, general and administrative expenses......                                         (8,860)
      Equity loss.......................................                                         (1,618)
      Interest expense, net.............................                                         (9,152)
      Gain on disposal of long-term investments, net....                                          1,948
                                                                                               --------
    Income before income taxes and goodwill
      amortization......................................                                       $ 69,860
                                                                                               ========
    Total assets for operating segments.................  $139,076     $169,767     $18,888    $327,731
    Cash and investments not allocated to segments......                                        183,937
    Other unallocated assets............................                                        123,469
                                                                                               --------
    Total consolidated assets...........................                                       $635,137
                                                                                               ========
    Expenditure on capital and other assets
      Attributable to segments..........................  $ 43,137     $  2,562     $    --    $ 45,699
      Other unallocated assets..........................                                            425
                                                                                               --------
                                                                                               $ 46,124
                                                                                               ========
    Amortization of capital and other assets
      Attributable to segments..........................  $  3,130     $  4,507     $ 1,416    $  9,053
      Unallocated.......................................                                          1,087
                                                                                               --------
                                                                                               $ 10,140
                                                                                               ========

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

22. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                       RESEARCH      ROYALTY
                                                           PRODUCT        AND          AND
    1998                                                    SALES     DEVELOPMENT   LICENSING    TOTAL
    ----                                                   --------   -----------   ---------   --------
    Revenues from external customers.....................  $69,154      $32,070      $11,612    $112,836
                                                           -------      -------      -------    --------
    Segment operating income.............................   30,780       13,047       11,272      55,099
    Unallocated amounts
      Selling, general and administrative expenses.......                                         (5,796)
      Interest income, net...............................                                         (1,702)
                                                                                                --------
    Income before income taxes and goodwill
      amortization.......................................                                       $ 47,601
                                                                                                ========
    Total assets for operating segments..................  $86,420      $ 7,845      $18,016    $112,281
    Cash and investments not allocated to segments.......                                         78,503
    Other unallocated assets.............................                                          9,135
                                                                                                --------
    Total consolidated assets............................                                       $199,919
                                                                                                ========
    Expenditure on capital and other assets
      Attributable to segments...........................  $ 6,383      $   740      $15,000    $ 22,123
      Other unallocated assets...........................                                          5,385
                                                                                                --------
                                                                                                $ 27,508
                                                                                                ========
    Amortization of capital and other assets
      Attributable to segments...........................  $ 2,209      $   842      $ 1,482    $  4,533
      Unallocated........................................                                            423
                                                                                                --------
                                                                                                $  4,956
                                                                                                ========

                                                                        RESEARCH      ROYALTY
                                                            PRODUCT        AND          AND
    1997                                                     SALES     DEVELOPMENT   LICENSING    TOTAL
    ----                                                    --------   -----------   ---------   --------
    Revenues from external customers......................  $50,333      $19,559      $12,487    $82,379
                                                            -------      -------      -------    -------
    Segment operating income..............................   24,854        3,589       11,992     40,435
    Unallocated amounts
      Selling, general and administrative expenses........                                        (2,744)
      Interest expense, net...............................                                          (351)
                                                                                                 -------
    Income before income taxes and goodwill
      amortization........................................                                       $37,340
                                                                                                 =======
    Total assets for operating segments...................  $69,308      $ 6,448      $ 5,005    $80,761
    Cash and investments not allocated to segments........                                         6,078
    Other unallocated assets..............................                                         6,900
                                                                                                 -------
    Total consolidated assets.............................                                       $93,739
                                                                                                 =======
    Expenditure on capital and other assets
      Attributable to segments............................  $ 1,700      $   870      $    --    $ 2,570
      Other unallocated assets............................                                           179
                                                                                                 -------
                                                                                                 $ 2,749
                                                                                                 =======

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

22. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                        RESEARCH      ROYALTY
                                                            PRODUCT        AND          AND
    1997                                                     SALES     DEVELOPMENT   LICENSING    TOTAL
    ----                                                    --------   -----------   ---------   --------
    Amortization of capital and other assets
      Attributable to segments............................  $ 1,756      $   716      $   392    $ 2,864
      Unallocated.........................................                                           256
                                                                                                 -------
                                                                                                 $ 3,120
                                                                                                 -------

    GEOGRAPHIC INFORMATION

    The following table sets out certain geographic information relative to the
    Company:

                                                   REVENUE (I)                 LONG-LIVED ASSETS (II)
                                          ------------------------------   ------------------------------
                                            1999       1998       1997       1999       1998       1997
                                          --------   --------   --------   --------   --------   --------
    Canada..............................  $ 16,069   $ 10,735   $11,938    $ 32,523   $23,786    $20,079
    United States.......................   116,566     76,498    57,965     201,580        --         --
    Caribbean...........................    33,000      9,660     9,639          --        --         --
    Puerto Rico and Barbados............        --         --        --      60,272    27,694      9,889
    Other foreign countries.............    10,857     15,943     2,837         327       514        775
                                          --------   --------   -------    --------   -------    -------
                                          $176,492   $112,836   $82,379    $294,702   $51,994    $30,743
                                          ========   ========   =======    ========   =======    =======

    ----------------------------

    (i) Revenues are attributed to countries based on location of customer.

    (ii) Consists of capital and other assets, net.

    INFORMATION ABOUT MAJOR CUSTOMERS

    External customers accounting for 10% or more of the Company's revenues in 1999 are set out as follows:

                                          % OF TOTAL
    1999                       REVENUE     REVENUES    INCLUDED IN REPORTABLE SEGMENT
    ----                       --------   ----------   ---------------------------------------------------
    Forest
      Laboratories Inc......   $73,569        42       Product Sales (34%), Royalties (7%), Research and
                                                         Development (1%)
    Teva....................   $23,911        14       Product Sales (11%), Research and Development (3%)
    IPL.....................   $33,000        19       Research and Development

    External customers accounting for 10% or more of the Company's revenues in 1998 are set out as follows:

                                          % OF TOTAL
    1998                       REVENUE     REVENUES    INCLUDED IN REPORTABLE SEGMENT
    ----                       --------   ----------   ---------------------------------------------------
    Forest
      Laboratories Inc......   $57,159        51       Product Sales
    Teva....................   $18,502        16       Product Sales (4%), Research and Development (12%)

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain material respects from those applicable in the United States ("US GAAP").

    The material differences as they apply to the Company's financial statements are as follows:

    a)  Balance sheet adjustments:

                                                                    1999        1998
                                                                  ---------   --------
    Deposits and prepaid expenses:
      Balance under Canadian GAAP...............................  $   3,172   $ 3,357
      Writeoff of product launch advertising costs (i)..........         --      (426)
                                                                  ---------   -------
    Balance under US GAAP.......................................      3,172     2,931
                                                                  =========   =======
    Long-term investments:
      Balance under Canadian GAAP...............................         12    10,055
      Adjustments for unrealized holding losses (ii)............         --      (877)
                                                                  ---------   -------
    Balance under US GAAP.......................................         12     9,178
                                                                  =========   =======
    Other assets, net:
      Balance under Canadian GAAP...............................    249,402    28,317
      Acquired in-process research and development (iii)........   (136,215)       --
      Acquired product right (iv)...............................    (25,000)       --
      Adjustment to value of goodwill (v).......................     (6,743)       --
                                                                  ---------   -------
    Balance under US GAAP.......................................     81,444    28,317
                                                                  =========   =======
    Shareholders' equity:
      Balance under Canadian GAAP...............................    435,294    51,191
      Current year net income adjustments.......................   (172,458)   (3,842)
      Cumulative prior year net income adjustments..............     (6,881)   (3,039)
      Collection of warrant subscription receivable (vi)........      5,957     1,929
      Cumulative employee stock options.........................     12,167     4,526
      Adjustment to value of shares issued (v)..................     (6,743)       --
      Unrealized holding losses on long-term investments........         --      (877)
                                                                  ---------   -------
    Balance under US GAAP.......................................  $ 267,336   $49,888
                                                                  =========   =======

    ----------------------------

     i) Under US GAAP, companies are required to write-off certain product launch and advertising costs incurred during the year. This adjustment represents the portion of product launch costs deferred under Canadian GAAP that is required to be written off under US GAAP.

     ii) Under US GAAP, specifically SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", the Company classified certain of its long-term securities as available-for-sale and accordingly was required to include the change in net unrealized holding gains or losses on these securities in other comprehensive income. During the year, these long-term securities were sold and the net gain is included in net income.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    iii) Under US GAAP, specifically SFAS No. 2 "Accounting for Research and Development Costs", acquired in-process research and development having no alternative future use must be written-off at the time of acquisition. The adjustment represents the value of the acquired in-process research and development, net of accumulated amortization, capitalized under Canadian GAAP.

    iv) Under US GAAP, specifically SFAS No. 2, the cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use must be written-off at the time of acquisition. The adjustment represents the value of the intangible capitalized under Canadian GAAP.

     v) Under US GAAP, the acquisition of Fuisz would be valued based on the stock market price of the shares before and after the July 25, 1999 date of the agreement. Under Canadian GAAP, the acquisition was valued based on the average price at the date of acquisition. The effect is that under US GAAP the value of shares issued would be lower by $7,763,000 reducing the goodwill acquired by an equal amount. In addition, certain options were issued to consultants in connection with this acquisition with a fair value of $1,020,000 that have been included in the allocation of the purchase price with the effect of increasing goodwill acquired.

    vi) Under US GAAP, companies are required to record in paid-up capital an amount equal to the proceeds attributable to warrants as determined at the time of their issuance, along with an offsetting contra equity account, "Warrant subscription receivable". The contra account is amortized over the life of the warrants. Under Canadian GAAP, the offsetting amount was recorded as an immediate reduction in retained earnings.

    b)  The components of shareholders' equity under US GAAP are as follows:

                                                                    1999        1998
                                                                  ---------   --------
    Share Capital...............................................  $ 373,962   $23,954
    Warrants....................................................      8,244     8,244
    Warrant subscription receivable.............................     (2,287)   (6,315)
    Retained earnings (deficit).................................   (113,843)   26,111
    Accumulated other comprehensive income (loss)...............      1,260    (2,106)
                                                                  ---------   -------
                                                                  $ 267,336   $49,888
                                                                  =========   =======

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    c)  Reconciliation of net income (loss) under Canadian and US GAAP:

                                                                    1999        1998       1997
                                                                  ---------   --------   --------
    Net income under Canadian GAAP..............................  $  62,480   $45,419    $35,241
    US GAAP adjustments
      Reversal (write-off) of product launch advertising
        costs...................................................        426      (426)        --
      Collection of warrant subscription receivable.............     (4,028)   (1,179)      (750)
    Compensation cost for employee stock options (i)............     (7,641)   (2,237)    (1,669)
    Acquired in process research and development................   (136,215)       --         --
    Acquired product right......................................    (25,000)       --         --
                                                                  ---------   -------    -------
                                                                   (172,458)   (3,842)    (2,419)
                                                                  ---------   -------    -------
    Net income (loss) according to US GAAP......................  $(109,978)  $41,577    $32,822
                                                                  =========   =======    =======
    Earnings (loss) per share under US GAAP
      Basic.....................................................  $   (2.15)  $  0.78    $  0.64
      Fully diluted.............................................  $   (2.15)  $  0.76    $  0.62
    Weighted average number of common shares outstanding under
      US GAAP
      Basic.....................................................     51,271    53,282     51,212
      Fully diluted.............................................     54,087    54,472     53,238

    ----------------------------

    (i) Under US GAAP, specifically APB 25 "Accounting for Stock Issued to Employees", the Company recognizes compensation expense for certain employee stock option plans. No such expense is required to be determined under Canadian GAAP.

    In accordance with Statement of Financial Accounting Standard ("SFAS") No. 128 "Earnings per Share", basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Fully diluted earnings per share reflect the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options and warrants with dilutive potential that would have an antidilutive effect on earnings per share.

    Under US GAAP, goodwill amortization would be included in the determination of operating income. Earnings per share before goodwill amortization would not be presented.

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    d)  Comprehensive income (loss):

    Under US GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which established standards for the reporting of comprehensive income and its components:

    STATEMENT OF COMPREHENSIVE INCOME (LOSS)                        1999        1998       1997
    ----------------------------------------                      ---------   --------   --------
    Net income (loss) under US GAAP.............................  $(109,978)  $41,577    $32,822
                                                                  ---------   -------    -------
    Other comprehensive income (loss), net of tax
      Foreign currency translation adjustment...................      2,489      (269)      (577)
      Unrealized holding loss on long-term investments..........         --      (877)        --
      Reclassification adjustment for gain on long-term
        investments included in net income......................        877        --         --
                                                                  ---------   -------    -------
    Other comprehensive income (loss)...........................      3,366    (1,146)      (577)
                                                                  ---------   -------    -------
    Comprehensive income (loss) under US GAAP...................  $(106,612)  $40,431    $32,245
                                                                  =========   =======    =======

                                                            1999                                   1998
                                            ------------------------------------   ------------------------------------
                                              FOREIGN     UNREALIZED                 FOREIGN     UNREALISED
    ACCUMULATED OTHER COMPREHENSIVE INCOME   CURRENCY      LOSSES ON                CURRENCY      LOSSES ON
    (LOSS) BALANCES                         TRANSLATION   INVESTMENTS    TOTAL     TRANSLATION   INVESTMENTS    TOTAL
    --------------------------------------  -----------   -----------   --------   -----------   -----------   --------
    Balance, beginning of year..........      $(1,229)       (877)       (2,106)       (960)          --       $  (960)
    Current year change.................        2,489         877         3,366        (269)        (877)       (1,146)
                                              -------        ----        ------      ------         ----       -------
    Balance, end of year................      $ 1,260          --         1,260      (1,229)        (877)      $(2,106)
                                              =======        ====        ======      ======         ====       =======

    e)  Cash flow adjustments:

                                                                    1999        1998       1997
                                                                  ---------   --------   --------
    Operating:
      Balance under Canadian GAAP...............................  $  81,013   $ 53,573   $ 4,316
        Acquired product right..................................    (25,000)        --        --
        Collection of warrant subscription receivable...........     (4,028)    (1,179)     (750)
                                                                  ---------   --------   -------
      Balance under US GAAP.....................................     51,985     52,394     3,566
                                                                  =========   ========   =======
    Investing:
      Balance under Canadian GAAP...............................   (129,393)   (32,953)   (3,183)
        Acquired product right..................................     25,000         --        --
                                                                  ---------   --------   -------
      Balance under US GAAP.....................................   (104,393)   (32,953)   (3,183)
                                                                  =========   ========   =======
    Financing:
      Balance under Canadian GAAP...............................    147,916     49,493     2,635
        Collection of warrant subscription receivable...........      4,028      1,179       750
                                                                  ---------   --------   -------
      Balance under US GAAP.....................................  $ 151,944   $ 50,672   $ 3,385
                                                                  =========   ========   =======

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    f) Under US GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 109 "Accounting for Income Taxes":

    As at December 31, 1999, the Company has unused tax benefits of approximately $10,904,000 related to net operating loss and tax credit carry forwards which relate to the Canadian operations. In addition, the Company has net operating loss carry forwards relating to the US operations of approximately $26,950,000. Under US GAAP, a valuation allowance of an equivalent amount would be recognized to of the related deferred tax asset due to the uncertainty of realizing the benefit of the loss and tax carry forwards.

    Deferred income taxes have been provided on the following temporary differences:

                                                                    1999       1998       1997
                                                                  --------   --------   --------
    Deferred tax assets
      Canadian non-capital losses and tax credits...............  $ 16,865   $ 6,293    $ 10,497
      US net operating losses carry forward.....................    26,950        --          --
    Valuation allowance.........................................   (38,781)   (6,293)    (10,497)
                                                                  --------   -------    --------
                                                                  $  5,034   $    --    $     --
                                                                  ========   =======    ========
    Deferred tax liabilities: US technology.....................  $  5,034   $    --    $     --
                                                                  ========   =======    ========

    g) The Company accounts for compensation expense for certain members of its employee stock option plan under the provisions of Accounting Principals Board Opinion 25. Had compensation cost for the employee stock option plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS
    No. 123--"Accounting for Stock-based Compensation", the Company's net income and earnings per share would have changed to the pro-forma amounts indicated below:

                                                                    1999        1998       1997
                                                                  ---------   --------   --------
    Net income (loss) as reported...............................  $(109,978)  $41,577    $32,822
    Estimated stock-based compensation costs....................      7,534     5,264      2,053
                                                                  ---------   -------    -------
    Pro forma net income (loss).................................  $(117,512)  $36,313    $30,769
                                                                  =========   =======    =======
    Pro forma earnings (loss) per share.........................  $   (2.29)  $  0.68    $  0.60
                                                                  =========   =======    =======

    The fair values of all options granted during 1999, 1998 and 1997 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                1999       1998       1997
                                                              --------   --------   --------
Expected option life (years)................................    3.81        4.0        4.0
Volatility..................................................   49.08       47.6       40.2
Risk-free interest rate.....................................    5.73       5.47       5.27
Dividend yield..............................................     nil        nil        nil

    The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option

                              BIOVAIL CORPORATION

                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

23. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

    h) There were no impairment write-downs related to goodwill, product rights, or fixed assets required under US GAAP.

    i)  Recent Accounting Developments:

         i) The Financial Accounting Standards Board has issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137, which is required to be adopted in years beginning after June 15, 2000. The Company is determining the impact of the adoption of the new statement.

         ii) The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", in December 1999, which summarizes certain views in applying generally accepted accounting principles to revenue recognition in financial statements. The statements in the staff accounting bulletins represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws. The impact of the application of this Staff Accounting Bulletin is currently being reviewed by the Company.

24. YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date to the year 2000 has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, supplier, or other third parties, have been fully resolved.

25. SUBSEQUENT EVENT

    On February 7, 2000, the Company announced that it had entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico for $11,000,000. Included in the acquisition of this facility is the specialized production and packaging equipment. The closing date is scheduled for January 2001.