Form 20-F/A
BIOVAIL CORPORATION INTERNATIONAL
filed 2000-05-03
CIK 885590

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A
                                 "AMENDMENT NO.1"

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

                        Yes   _X_   No

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17 _ Item 18 _X_

                                EXPLANATORY NOTE

This Amendment No.1 on Form 20-F/A ("Amendment No.1") to the previously filed Annual Report on Form 20-F for Biovail Corporation ("Biovail" or the "Company") for the year ended December 31, 1999 ("the Form 20-F") amends and restates in its entirety Item 11 "Compensation of Directors and Officers" of the Form 20-F. The purpose of Amendment No.1 is to provide certain information omitted from the Form 20-F.

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

                           SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                  ------------------------------------------------------------------------------------------------
                                                                                   Awards            Payments
----------------------------------------------------------------------------------------------------------------------------------
                                                                          Securities   Restricted
                                                             Other          Under       Shares or
                                                            Annual         Options     Restricted       LTIP         All Other
Name and                           Salary     Bonus     Compensation(2)    Granted     Share Units   Payouts(5)   Compensation(2)
Principal Position       Year     (U.S.$)    (U.S.$)        (U.S.$)         (3)(#)       (U.S.$)      (U.S.$)         (U.S.$)
----------------------------------------------------------------------------------------------------------------------------------
Eugene N. Melnyk         1999     456,731         --           --            60,000           --             --            --
Chairman of the Board    1998     415,210         --           --                --           --             --            --
                         1997     377,463         --           --           810,000           --     23,488,158            --
----------------------------------------------------------------------------------------------------------------------------------
Bruce D.                 1999     259,273         --           --                --           --      3,259,500            --
Brydon(1) Chief          1998     266,033         --           --                --           --      2,473,617            --
Executive Officer        1997     232,805     20,970           --                --           --        453,751            --
----------------------------------------------------------------------------------------------------------------------------------
Robert A. Podruzny(1)    1999     221,728     20,759           --            60,000           --      1,094,900            --
President, Chief         1998     134,700     25,754           --                --           --             --            --
Operating Officer        1997     126,895     15,937           --            42,000           --             --            --
----------------------------------------------------------------------------------------------------------------------------------
Kenneth C.               1999     207,870         --           --            60,000           --        564,263            --
Cancellara(1)            1998     168,375         --           --                --           --      2,957,262            --
Senior Vice              1997     183,138         --           --                --           --             --            --
President and
General Counsel
----------------------------------------------------------------------------------------------------------------------------------
Rolf K.                  1999     158,495     34,601           --            60,000           --             --            --
Reininghaus(1)           1998     118,536         --           --                --           --      6,108,192            --
Senior                   1997     134,577     10,654           --                --           --             --            --
Vice-President
----------------------------------------------------------------------------------------------------------------------------------

(1) The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than in respect of Mr. Melnyk, these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 1999 -- .6929; 1998 -- .6735; and 1997 -- .6990.

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

(5) Relates to the value of options exercised pursuant to the stock option plan.

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

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BIOVAIL CORPORATION

                                          /s/Kenneth G. Howling
                                          ---------------------
                                          Kenneth G. Howling
                                          Vice President, Finance and
                                          Chief Financial Officer

Date: May 3, 2000