Form 20-F
period 2000-12-31
BIOVAIL CORPORATION INTERNATIONAL
filed 2001-05-24
CIK 885590

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

/ / Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                                       OR

/X/ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

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

Warrants, each warrant entitling                 New York Stock Exchange
the holder to purchase four Common
Shares, no par value, of Biovail Corporation

6.75% Convertible Subordinated Preferred         New York Stock Exchange
Equivalent Debentures due March 31, 2025

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 131,461,060 common shares, no par value, as of December 31, 2000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X     No ____

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 ____     Item 18 X

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                              GENERAL INFORMATION
                                     PART 1

                                                                               PAGE
                                                                             --------
Item 1.   Identity of Directors, Senior Management and Advisors............         1

Item 2.   Offer Statistics and Expected Timetable..........................         1

Item 3.   Key Information..................................................         1

          A.   Selected Consolidated Financial Data........................         1

          B... Capitalization and Indebtedness.............................         2

          C.   Reasons for the Offer and Use of Proceeds...................         2

          D.   Risk Factors................................................         2

Item 4.   Information on the Company.......................................         6

A.        History and Development of the Company...........................         6

B.        Business Overview................................................         6

C.        Organizational Structure.........................................        31

D.        Property, Plant and Equipment....................................        31

Item 5.   Operating and Financial Review and Prospects.....................        33

Item 6.   Directors, Senior Management and Employees.......................        60

          A.   Directors and Officers of the Company.......................        60

          B.   Compensation of Directors...................................        62

          C.   Board Practices.............................................        65

          D.   Employees...................................................        65

          E.   Share Ownership.............................................        66

Item 7.   Major Shareholders and Related Party Transactions................        66

          A.   Major Shareholders..........................................        66

          B.   Related Party Transactions..................................        67

          C.   Interests of Experts and Counsel............................        67

Item 8.   Financial Information............................................        67

          A.   Consolidated Statements and Other Financial Information.....        67

          B.   Significant Changes.........................................        68

Item 9.   The Offering and Listing.........................................        69

          A.   Nature of Trading Markets...................................        69

          B.   Plan of Distribution........................................        70

          C.   Markets.....................................................        70

          D.   Selling Shareholders........................................        70

          E.   Dilution....................................................        70

          F.   Expenses of the Issue.......................................        71

Item 10.  Additional Information...........................................        71

          A.   Share Capital...............................................        71

          B.   Memorandum and Articles of Association......................        71

                                                                               PAGE
                                                                             --------
          C.   Material Contracts..........................................        72

          D.   Exchange Controls...........................................        72

          E.   Taxation....................................................        73

          F.   Dividends and Paying Agents.................................        76

          G.   Statements by Experts.......................................        76

          H.   Documents on Display........................................        76

          I.   Subsidiary Information......................................        77

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.......        77

Item 12.  Description of Securities Other Than Equity Securities...........        77

                                  PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..................        77

Item 14.  Material Modification to the Rights of Security Holders and Use
          of Proceeds......................................................        77

Item 15.  [RESERVED].......................................................        78

Item 16.  [RESERVED].......................................................        78

                                 PART III

Item 17.  Financial Statements.............................................        78

Item 18.  Financial Statements.............................................        78

Item 19.  Exhibits.........................................................      II-1

          Signatures.......................................................      II-2

BASIS OF PRESENTATION

    As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail Corporation. Unless otherwise indicated, references to dollars, "U.S.$", "US$" or "$" are to U.S. dollars and references to "Cdn$" are to Canadian dollars.

FORWARD LOOKING INFORMATION

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

    To the extent that any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting
U.S. Food and Drug Administration and Canadian Therapeutic Product Program approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's various filings with the Securities and Exchange Commission.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable

ITEM 3.  KEY INFORMATION

A.  SELECTED CONSOLIDATED FINANCIAL DATA

    We changed from publicly reporting our financial results prepared in accordance with Canadian generally accepted accounting standards ("GAAP") to publicly reporting those results prepared in accordance with U.S. GAAP for the year ended December 31, 2000. Our independent auditors, who we have retained beginning with the year January 1, 1999, have audited our financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2000 and 1999. The financial statements prepared in accordance with Canadian GAAP for each of the years ended December 31, 2000, 1999 and 1998 which includes a reconciliation to U.S. GAAP have also been audited. The audited financial statements prepared in accordance with Canadian and U.S. GAAP are included under
Item 18 "Financial Statements".

    The following tables of selected consolidated financial data of the Company have been prepared in accordance with Canadian and U.S. GAAP. The data is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes thereto prepared in accordance with Canadian and U.S. GAAP.

                        IN ACCORDANCE WITH CANADIAN GAAP
(ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE
                                     DATA)

                                                  2000      1999(1)    1998(1)    1997(1)    1996(1)
                                               ----------   --------   --------   --------   --------
                                                            Restated   Restated   Restated   Restated
CONSOLIDATED OPERATING DATA:
Revenue......................................  $  311,457   $165,092   $ 98,836   $ 64,279   $ 66,430
Operating income.............................     116,223     64,117     35,145     19,433     23,606
Net income attributable to common
  shareholders...............................      81,163     51,080     31,419     17,141     23,284
Basic earnings per share(2)..................        0.63       0.50       0.29       0.17       0.23
Diluted earnings per share(2)................  $     0.57   $   0.47   $   0.29   $   0.16   $   0.22

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents....................  $  125,144   $178,086   $ 78,279   $  8,275   $  4,526
Working capital..............................     (25,295)   256,768    109,124     44,663      9,606
Total assets.................................   1,460,967    635,137    199,919     93,739     58,606
Long-term obligations........................     438,744    137,504    126,835      4,847      6,968
Shareholders' equity.........................  $  839,110   $391,794   $ 19,091   $ 57,358   $ 36,943
Number of common shares issued and
  outstanding................................     131,461    124,392     99,444    106,644    101,708

------------

(1) Prior years' figures have been restated to reflect changes in accounting policies that were adopted during 2000 to give effect to the retroactive applications of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", and The Canadian Institute of Chartered Accountants' Handbook
    Section 3500, "Earnings Per Share".

(2) Earnings per share are based on net income attributable to common shareholders. Basic earnings per share are computed using the weighted average number of shares outstanding for the reporting period. Diluted earnings per share are calculated after giving effect to potentially dilutive warrants, stock options and convertible securities.

                          IN ACCORDANCE WITH U.S. GAAP
(ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE
                                     DATA)

                                             2000           1999          1998(1)        1997(1)        1996(1)
                                          ----------      ---------      ---------      ---------      ---------
                                                                         Unaudited      Unaudited      Unaudited
CONSOLIDATED OPERATING DATA:
Revenue.................................  $  309,170      $ 172,464      $111,657       $ 81,629       $ 66,430
Operating income (loss).................     (78,032)(2)    (40,160)(4)    45,303         35,114         22,986
Net income (loss).......................    (147,976)(3)   (109,978)(5)    41,577         32,822         22,664
Basic earnings (loss) per share(6)......       (1.16)(3)      (1.07)(5)      0.39           0.32           0.22
Diluted earnings (loss) per share(6)....  $    (1.16)(3)  $   (1.07)(5)  $   0.38       $   0.31       $   0.21

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............  $  125,144      $ 178,086      $ 78,279       $  8,275       $  4,526
Working capital.........................     (25,295)       266,068       114,898         47,663          9,606
Total assets............................   1,107,267        467,179       198,616         93,739         58,606
Long-term obligations...................     438,744        137,504       126,835          4,847          6,968
Convertible Subordinated Preferred
  Equivalent Debentures.................     299,985         --             --             --             --
Shareholders' equity....................  $  237,458      $ 267,336      $ 49,888       $ 75,458       $ 36,943
Number of common shares issued and
  outstanding...........................     131,461        124,392        99,444        106,644        101,708

------------

(1) Figures for 1998 and prior years have been derived from the audited consolidated financial statements prepared in accordance with Canadian GAAP, and the reconciliation of material differences between Canadian and U.S. GAAP included in the notes thereto.

(2) After deducting a charge of $208.4 million for acquired research and development.

(3) After deducting charges of $208.4 million for acquired research and development, $20.0 million for an extraordinary item relating to the premium paid on the early extinguishment of the U.S. Dollar Senior Notes, and $43.5 million for the cumulative effect of the adoption of SAB 101.

(4) After deducting a charge of $105.7 million for acquired research and development.

(5) After deducting a charge of $105.7 million for acquired research and development, an equity loss in Fuisz Technologies Ltd. of $58.4 million, and a net gain on disposal of long-term investments of $1.9 million.

(6) Earnings (loss) per share are based on net income (loss). Basic earnings
    (loss) per share are computed using the weighted average number of shares outstanding for the reporting period. Diluted earnings (loss) per share are calculated after giving effect to potentially dilutive warrants, stock options and convertible securities.

B.  CAPITALIZATION AND INDEBTEDNESS

    Not applicable

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

    Not applicable

D.  RISK FACTORS

    In addition to the risks described below, you should also carefully consider any risks that might be described in other filings we make with the U.S. Securities and Exchange Commission (the "SEC").

THE PHARMACEUTICAL INDUSTRY IS HIGHLY COMPETITIVE AND IS SUBJECT TO RAPID AND
  SIGNIFICANT TECHNOLOGICAL CHANGE WHICH COULD RENDER OUR TECHNOLOGIES AND PRODUCTS OBSOLETE AND UNCOMPETITIVE.

    Our products face intense competition from conventional forms of drug delivery and from controlled-release drug delivery systems developed, or under development, by other pharmaceutical companies. We compete with companies in the United States and abroad, including major pharmaceutical and chemical companies, specialized contract research organizations, research and development firms, universities and other research institutions. Some of our competitors are also licensees (or potential licensees) of our products. Many of our competitors have greater financial resources and marketing capabilities than we do, and they may be less leveraged. Some of our competitors have greater experience than we do in clinical testing and human clinical trials of pharmaceutical products and in obtaining U.S. Food and Drug Administration ("FDA") and other regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would have a material adverse effect on our business and financial results.

OUR BUSINESS IS SUBJECT TO LIMITATIONS IMPOSED BY GOVERNMENT REGULATIONS.

    The cost of complying with government regulation can be substantial. Governmental authorities in the United States and Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing and safety of controlled-release products. The regulations applicable to our existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the United States, Canada and other countries in which we carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before we can market these products.

    Requirements for approval vary widely from country to country outside of the United States and Canada. Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in the United States or Canada.

    Any failure or delay in obtaining regulatory approvals could adversely affect the marketing of any products we develop and therefore our business, results of operations, financial condition and cash flows.

THERE IS UNCERTAINTY REGARDING OUR PATENTS AND PROPRIETARY TECHNOLOGY AND PATENT
  PROTECTION IS UNPREDICTABLE.

    Competitors may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing. Our patent applications for a product may not be approved. The patents of our competitors may impair our ability to do business in a particular area. Others may independently develop similar products or duplicate any of our unpatented products. While we have not routinely sought patents on our controlled-release technology, we do have the exclusive right to the patented technology for Tiazac-Registered Trademark-. Our success will depend, in part, on our ability in the future to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others.

    Historically, we have relied on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Others may independently develop substantially equivalent proprietary information. Third parties may otherwise gain access to our proprietary information.

    There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When we file an Abbreviated New Drug Application ("ANDA") for a generic drug, we are required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product New Drug Application ("NDA"). A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we face such challenges.

    The expense of litigation, whether or not we are successful, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Such lawsuits may be brought and the ultimate outcome of such litigation, if commenced, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by us, whether because of the filing of an ANDA or otherwise, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

THERE IS NO ASSURANCE THAT WE WILL CONTINUE TO BE SUCCESSFUL IN OUR LICENSING
  AND MARKETING OPERATIONS.

    Certain of our products are marketed by third parties by way of license agreements or otherwise. Such third-party arrangements may not be successfully negotiated in the future. Any such arrangements may not be available on commercially reasonable terms. Even if acceptable and timely marketing arrangements are available, the products we develop may not be accepted in the marketplace. Even if such products are initially accepted, sales may thereafter decline. Additionally, our clients or marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues, cash flows and net income are not exclusively within our control.

WE ARE NOT ASSURED OF SUCCESSFUL DEVELOPMENT OF OUR PRODUCT PIPELINE.

    We have twenty-two products at various stages of development or which are not yet marketed. We have filed ANDAs relating to five of these products with the FDA. FDA approval may not be granted for all or any of these products and we may not be successful in filing NDAs or ANDAs for the remaining seventeen products with the FDA.

WE DEPEND ON KEY SCIENTIFIC AND MANAGERIAL PERSONNEL FOR OUR CONTINUED SUCCESS.

    Much of our success to date has resulted from the particular scientific and management skills of personnel available to us. If these individuals were not available, we might not be able to attract or retain employees with similar skills. In particular, our success to date in developing new products has resulted from the activities of a core group of research scientists. The continued availability of this group is important to our ongoing success.

WE MUST SUCCESSFULLY INTEGRATE ANY BUSINESSES OR PRODUCTS THAT WE HAVE ACQUIRED
  OR WILL ACQUIRE IN THE FUTURE.

    In October 2000, we purchased 100% of DJ Pharma, Inc., which we renamed Biovail Pharmaceuticals, Inc. In addition, we acquired the Cardizem-Registered Trademark- family of products from Aventis
Pharmaceuticals Inc. effective December 29, 2000. Acquisitions involve the integration of separate companies and product lines. This process of integration may be disruptive to our business.

    In addition, we may pursue product or business acquisitions that could complement or expand our business. However, there can be no assurance that we will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that we will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into our existing products and business. Furthermore, the negotiation of potential acquisitions could divert management's time and resources, and require significant resources to consummate. If we consummate one or more significant acquisitions through the issuance of common shares, holders of our common shares could suffer significant dilution of their ownership interests.

    See Item 4.B "-- Business Overview" for additional discussion regarding products and businesses we acquired in fiscal 2000.

THE SUCCESS OF THE STRATEGIC INVESTMENTS WE MAKE DEPENDS UPON THE PERFORMANCE OF
  THE COMPANIES WE INVEST IN, WHICH IS UNCERTAIN.

    Economic, governmental, industry and internal company factors outside our control affect each of the companies we may invest in. If these companies do not succeed, the value of our assets and the market price of our common shares could decline. Some of the material risks relating to the companies we may invest in include:

    - the ability of these companies to successfully develop and obtain necessary governmental approvals for the products which serve as the basis for our investments,

    - the ability of competitors to develop similar or more effective products, making the drugs developed by the companies we invest in difficult or impossible to market,

    - the ability of the companies we invest in to adequately secure patents for their products and protect their proprietary information,

    - the ability of these companies to enter the marketplace without infringing upon competitors' patents,

    - the ability of these companies to remain technologically competitive, and the dependence of these companies upon key scientific and managerial personnel.

    We will have limited or no control over the resources that any company we invest in may devote to developing the products we collaborate with them for. Any company that we invest in may not perform as expected. These companies may breach or terminate their agreements with us or otherwise fail to conduct product discovery and development activities successfully or in a timely manner. If any of these events occurs, it could have a material adverse effect on our business.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY ENVIRONMENTAL LAWS AND REGULATIONS.

    We may incur substantial costs to comply with such requirements. In addition, we may discover currently unknown environmental problems or conditions. We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in or result from our operations. Environmental laws or regulations (or their interpretation) may become more stringent in the future. Any such event could have a material adverse effect on our business. We believe we are not currently using any hazardous materials in the manufacture of our products.

OUR SECURITIES ARE SUBJECT TO MARKET PRICE VOLATILITY.

    Market prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, the aftermath of our public announcements, concern as to safety of drugs, and general market conditions, can have an adverse effect on the market price of our securities.

OUR ABILITY TO OBTAIN THIRD-PARTY REIMBURSEMENT FOR THE COST OF PRODUCTS AND
  RELATED TREATMENT MAY NOT BE ADEQUATE.

    Our ability to successfully commercialize our products and product candidates, if FDA approval is obtained, depends in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as Health Maintenance Organizations ("HMOs") and Managed Care Organizations ("MCOs").

    Third-party payors increasingly challenge pricing of pharmaceutical products. In addition, the trend toward managed health care in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. Such cost containment measures and health care reform could affect our ability to sell our products and may have a material adverse effect on our business, results of operations and financial condition.

    Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the United States or foreign countries may not be available for some of our products. Any reimbursement granted may not be maintained or limits on reimbursement available from third-party payors may reduce the demand for, or negatively affect the price of, those products. These issues could have a material adverse effect on our business, results of operations and financial condition. We are unable to predict if additional legislation or regulation impacting the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY(1)

    Biovail Corporation ("Biovail" or the "Company") is incorporated under the Business Corporations Act (Ontario) R.S.O. 1990, as amended. Established on March 29, 1994 as a result of the amalgamation of Trimel Corporation ("Trimel") and its then subsidiary, Biovail Corporation International, the Company effected an amalgamation on February 18, 2000 to change its name from Biovail Corporation International to Biovail Corporation.(1)

B.  BUSINESS OVERVIEW

    We are an international, fully integrated pharmaceutical company with special capabilities in the development, manufacture, sale and marketing of branded pharmaceutical products. Building on our strengths in the development of drugs utilizing advanced controlled-release and FlashDose technologies, our primary business strategy is now to expand our sales and marketing presence in the U.S. and Canada to support the commercialization of our product development pipeline, which we intend to complement by the acquisition of established pharmaceutical products and the in-licensing, from third parties, of products in earlier stages of development. In pursuing product acquisitions, we seek to capitalize on opportunities in the pharmaceutical industry arising from consolidation initiatives being undertaken by larger companies in the industry. We also intend to pursue attractive company acquisitions that will add to our product offerings, product pipeline or sales and marketing capability in our selected therapeutic areas.

    We have proprietary technologies which we use to develop branded products that (1) improve upon conventional multiple daily dose immediate-release forms of existing products by providing the therapeutic benefits of controlled-release drug delivery or (2) are enhanced dosage formats of existing medications that provide superior patient convenience and product differentiation resulting from the application of FlashDose, taste masking, and/or enhanced absorption technologies. In addition, on a selective basis we develop products that are generically equivalent to existing once-daily branded products. As a fully-integrated company, we control all facets of the drug development process from formulation development to clinical testing, manufacturing and obtaining regulatory approval. This integrated approach results in operational synergies, flexibility and cost efficiencies. Our primary market is the United States, where we market our products directly through Biovail Pharmaceuticals Inc. ("BPI"), formerly DJ Pharma, Inc. ("DJ Pharma"), our recently acquired U.S sales organization, and indirectly through our strategic licensing partners. In Canada, we market our products directly through our Crystaal sales organization. In other countries we market our products through strategic licensing partners. We generate our revenues from: (1) developing and manufacturing oral controlled-release and FlashDose products using our proprietary drug delivery technologies for sale directly through our own sales organizations and through licensing partners; (2) providing pharmaceutical contract research services to third parties; and (3) royalties and/or licensing fees received from licensees related to the sale under license of numerous controlled-release products. We do not engage in basic research to discover New Chemical Entities ("NCEs").

    Originally, we licensed our controlled-release products early in the development cycle to pharmaceutical companies who controlled the clinical trial and regulatory process, manufactured and sold our products in a

------------

(1) BIOVAIL, the Biovail word logo, Tiazac-Registered Trademark-, Cardizem-Registered Trademark-, Viazem, CEFORM-Registered Trademark-, Shearform-Registered Trademark-, and Crystaal are all trademarks of the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this document are the property of their respective owners.

number of international markets. More recently, we have developed, controlled the clinical trial and regulatory process, manufactured, marketed and out-licensed our own products once they have reached an advanced state of development. We have developed eighteen controlled release products and one FlashDose product to date that are currently sold under license in more than 55 countries. We manufacture seven of these products, Tiazac-Registered Trademark-, Nurofen Meltlets and generic versions of Trental, Cardizem-Registered Trademark-CD, Voltaren XR, Adalat CC and Procardia XL for sale by our licensees in the United States and Europe. We also market a generic version of Verelan through agreements with Mylan Pharmaceuticals Inc. ("Mylan") pending final approval by the FDA of our product. Tiazac-Registered Trademark- and a number of other brands are sold in Canada by Crystaal, our Canadian sales and marketing division ("Crystaal"). Prior to our acquisition of the Cardizem-Registered Trademark-family of products from Aventis Pharmaceuticals Inc. ("Aventis") effective December 29, 2000, Tiazac-Registered Trademark- was our principal product, representing approximately 38% of product revenues for the year ended
December 31, 2000. We anticipate that in 2001 Cardizem-Registered Trademark-branded products will constitute our principal product line. Through our acquisition of DJ Pharma, we acquired the rights to Keftab, Rondec and Cedax. These products are indicated for skin/soft tissue infections and for the treatment of allergy and respiratory conditions.

    Our pipeline products fall into three categories. The first category, representing near to mid-term opportunities, is branded controlled-release once-daily versions of four existing multi-dose products and a once-daily immediate-release product (citalopram), indicated for the treatment of chronic disorders such as depression, anxiety, smoking cessation, pain management and diabetes, and Cardizem-Registered Trademark- XL, a therapeutically superior once-daily diltiazam product. The second category, representing mid to long-term opportunities, is branded FlashDose versions of eight existing orally administered pharmaceutical products. The third category, representing near-term opportunities, covers select generic controlled-release versions of major brand name drugs, in particular, products indicated for the treatment of chronic disorders such as cardiovascular and anti-arthritic conditions, and for pain management.

    The following table sets out the indication, partner status and development status of our development pipeline and portfolio of marketed products.

                              PRODUCT               INDICATION           PARTNER STATUS         CURRENT STATUS
                        --------------------   ---------------------  ---------------------  ---------------------
I. BRANDED

DEVELOPMENTAL           Buspirone(1)           Anxiety, Depression    Partnering             Phase III
PORTFOLIO                                                             Opportunity

                        Bupropion(1)           Depression, Smoking    Partnering             Under Development
                                               Cessation              Opportunity

                        Metformin(1)           Diabetes               Partnering             Under Development
                                                                      Opportunity

                        Tramadol(1)            Chronic Pain           Partnering             Phase III
                                                                      Opportunity

                        Citalopram(1)          Depression             H. Lundbeck A/S        Phase III

                        Cardizem-Registered Trademark- Hypertension/Angina Partnering        Approved
                        XL(1)                                         Opportunity

                        Paroxetine(1)(6)       Depression/Anxiety     Partnering             Phase I
                                                                      Opportunity

                        Zolpidem(1)(6)         Sleep Disorders        Partnering             Phase I
                                                                      Opportunity

BIOVAIL                 Keftab(3)              Skin and Soft Tissue   Eli Lilly & Company    Commercialized
PHARMACEUTICALS                                Infections

                        Cedax(3)               Respiratory            Schering-Plough        Commercialized
                                               Infections             Corporation

                        Rondec(3)              Respiratory/Allergy    Abbott Laboratories    Commercialized

                        Cardizem-Registered Trademark-(7) Hypertension, Angina Aventis       Commercialized

CRYSTAAL PRODUCTS       Tiazac-Registered Trademark- Hypertension, Angina N/A                Commercialized
                        (1)(2)

                        Retavase(3)            Acute Myocardial       Centacor, Inc.         Commercialized
                                               Infarction

                              PRODUCT               INDICATION           PARTNER STATUS         CURRENT STATUS
                        --------------------   ---------------------  ---------------------  ---------------------
                        Celexa(3)(5)           Depression             Lundbeck Canada Inc.   Commercialized

                        Cardizem-Registered Trademark-(7) Hypertension, Angina Aventis       Commercialized

                        Brexidol(3)            Acute Pain             Chiesi                 Commercialized
                                                                      Farmaceutici S.p.A.

                        Cardiac STATus(3)      Diagnosis of           Spectral               Commercialized
                                               Myocardial Infarction  Diagnostics Inc.

                        Monocor(3)             Hypertension,          Wyeth Ayerst           Commercialized
                                               "C.H.F."               Canada Inc.

                        Attenade(3)(4)         Attention Deficit-     Celgene Corporation    Phase III(4)
                                               Hyperactivity
                                               Disorder

                        Ampligen(3)(4)         Chronic Fatigue        Hemispherx             Under Development(4)
                                               Syndrome               Biopharma, Inc.

                        Fibrostat(3)(4)        Surgical Scars and     Procyon                Under Development(4)
                                               Burns                  BioPharma Inc.

II. GENERIC PRODUCTS

                        Trental(1)             Peripheral Vascular    Teva Pharmaceuticals   Commercialized
                                               Disease                USA Inc.

                        Cardizem-Registered Trademark- Hypertension/Angina Teva Pharmaceuticals Commercialized
                        CD(1)                                         USA Inc.

                        Verelan(1)(3)          Hypertension/Angina    Teva Pharmaceuticals   Commercialized
                                                                      USA Inc.

                        Voltaren XR(1)         Arthritis              Teva Pharmaceuticals   Commercialized
                                                                      USA Inc.

                        Adalat CC(1)(3)        Hypertension/Angina    Teva Pharmaceuticals   Commercialized
                                                                      USA Inc.

                        Procardia XL(1)        Hypertension/Angina    Teva Pharmaceuticals   Commercialized
                                                                      USA Inc.

                        Dilacor XR(1)          Hypertension/Angina    Teva Pharmaceuticals   Regulatory Review
                                                                      USA Inc.

                        Tegretol(1)            Epilepsy               Teva Pharmaceuticals   Regulatory Review
                                                                      USA Inc.

-------------

(1) Developed by Biovail.

(2) Tiazac-Registered Trademark- is also promoted and distributed in the U.S. by licensee Forest Laboratories Inc.

(3) In-licensed from partner.

(4) Being developed by a Biovail partner.

(5) Co-promoted with Lundbeck Canada Inc.

(6) FlashDose product (six further products undisclosed).

(7) Cardizem-Registered Trademark- family of products acquired from Aventis in December 2000.

N.B. Biovail has also developed 11 additional products that have been successfully commercialized by various licensees in numerous world markets.

    Five generic versions of branded controlled-release drugs in our pipeline have been submitted and are awaiting regulatory approval in the United States from the FDA. These five products include generic formulations of Verelan, Adalat CC(90mg), Procardia XL(90mg) and Dilacor XR, all of which are calcium channel blockers used for the treatment of hypertension and/or angina. Tegratol (400mg) is indicated for epilepsy and is also awaiting approval. Historically, the FDA reviews and approves these generic products in an average eighteen month timeframe, unless the generic filer is subject to patent infringement litigation by the innovator, in which case the FDA is precluded from approving the product until the earlier of thirty months or settlement of the patent infringement litigation. These five generic pipeline products had aggregate U.S. sales of approximately $383 million (including generics) for the twelve months ended December 31, 2000. Once approved, these products will be marketed in the United States by Teva Pharmaceutical USA, Inc. (together with its affiliates, "Teva"). In addition, we market a generic version of Verelan through our licensee Teva as a result of our agreements with Mylan.

    In July 1997, Intelligent Polymers Limited ("Intelligent Polymers") was formed primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods have or are about to expire and which are currently marketed only in immediate-release form, or in controlled-release form requiring multiple daily dosing. We expect that such products will be marketed under distinct brand names. In an initial public offering in October 1997, 100% of the common shares of Intelligent Polymers were sold to the public. At any time prior to October 2002, as the holder of a class of special shares of Intelligent Polymers, we had the right to buy from the public holders all, but not less than all, of Intelligent Polymers' common shares with cash, our stock or a combination of both. This option was subsequently sold to IPL Acquireco 2000 Ltd., ("IPL Acquireco") a company controlled by a private investor group. As consideration for this sale, we obtained an option to acquire IPL Acquireco. On September 29, 2000 IPL Acquireco exercised its option to purchase all of the common shares of Intelligent Polymers for $39.06 per share, payable in cash. Prior to September 29, 2000, Intelligent Polymers did not perform any research or other activities on its own behalf, but rather contracted with us to perform all such activities. Subsequent to September 29, 2000, Intelligent Polymers took over the development of its products, including directly contracting with, and making payments to, third parties. On December 29, 2000, we exercised our option to purchase the then current equity holders' interest in IPL Acquireco such that we now own 100% of Intelligent Polymers.

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

    In November 1999 we completed the acquisition of Fuisz Technologies Ltd. ("Fuisz"), subsequently renamed Biovail Technologies Limited ("BTL"), for consideration of $177.9 million including costs. Fuisz was engaged in the development, manufacture and commercialization of drug delivery products, nutraceutical and food ingredient products. The acquisition was effected through a two stage transaction comprising a cash tender offer and purchase of 49% of Fuisz' outstanding common stock for consideration of $75.6 million and acquisition of Fuisz' remaining common stock through issuance of 1,544,155 of our own shares (pre-split) with a fair value of $96.0 million. The acquisition of Fuisz has given us several proprietary drug delivery technologies, including taste masking, rapid dissolve and enhanced absorption, which we are applying in the development of FlashDose versions of several oral dosage, controlled-release branded products. During 2000 we consolidated our research and development activities at BTL's Chantilly, Virginia location.

    In October 2000, we purchased 100% of DJ Pharma, a U.S. pharmaceutical sales and marketing company with approximately 300 sales representatives and several drug brands. The purchase price was $165.1 million in cash plus the assumption of approximately $34 million of debt and license obligations. DJ Pharma marketed and sold branded products to physicians for the treatment of respiratory and allergy conditions and skin and soft tissue infections. DJ Pharma's strategy had been to obtain marketing rights to products that had been under-promoted by originator companies such as Eli Lilly and Co., Schering-Plough and Abbott Laboratories, increase the promotional activity and thereby increase revenues for the product. We have consolidated DJ Pharma's operations at its Raleigh, North Carolina, facility. We are establishing an expanded sales/marketing structure there in anticipation of growth in the sales force from 300 to 800 representatives by mid 2002.

    On December 29, 2000, through our wholly owned subsidiary Biovail Laboratories Incorporated ("BLI"), we spent $239.5 million as an initial payment for, and will spend a further $170 million during 2001 to acquire the rights to and benefits from, the Cardizem-Registered Trademark- family of products for the Canadian, U.S. and Puerto Rican markets from Aventis.
Cardizem-Registered Trademark- branded products have been a leading line in the calcium channel blocker category of cardiovascular drugs for approximately twenty years. Cardizem-Registered Trademark- is used to treat hypertension and angina. In 2000, Cardizem-Registered Trademark- CD (branded and generic) was the leading once-daily diltiazem product in this category with approximately 13.7 million prescriptions dispensed in the U.S. Aventis' branded
Cardizem-Registered Trademark- CD accounted for approximately 4.6 million of this total while the balance of prescriptions was filled by generic versions, one of which is our own generic product sold through Teva. Under transitional arrangements with Aventis, Cardizem-Registered Trademark- CD is being manufactured on our behalf by Aventis.

    Crystaal, performs sales and marketing activities in Canada for our products as well as for products licensed from third parties. Crystaal is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients. Crystaal's product portfolio strategy is to focus on drugs for the primary care market, including medications for the treatment of cardiovascular disorders as well as drugs for the treatment of central nervous system and neurological disorders. All three areas represent rapidly growing market segments. We believe our strategy of acquiring exclusive licenses from third parties to sell branded drug products, combined with our portfolio of existing and future controlled-release and FlashDose branded products, provides Crystaal with an opportunity to become a significant marketing presence in the Canadian market.

    We also have a full-service Contract Research Division ("CRD") that provides clinical research and laboratory testing services for our product development projects and for third-party international and domestic pharmaceutical companies. The CRD includes a full-service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services. The CRD can also provide support services to its clients in the area of quality control. The CRD operates in a facility that includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 216-bed study clinic.

    In addition, through a subsidiary company, Nutravail Technologies, Inc., we develop and manufacture nutraceutical and food ingredient products incorporating our proprietary technologies. Large-scale manufacture of nutraceutical products is currently handled through third party contractors but a variety of higher value flavour encapsulations, gums and gum bases is developed and manufactured at our Sterling, Virginia facility.

    Our strategic focus is now on expanding our sales and marketing presence in the U.S. and Canada by in licensing or acquiring products and commercializing products from our own development pipeline for BPI and Crystaal.

    We also intend to selectively pursue strategic investments and alliances with small to medium-sized pharmaceutical companies that require additional capital to sustain specific NCE projects in various stages of development as well as to fund the completion of development of novel products utilizing advanced drug delivery systems. In exchange for our investments, we expect to acquire various rights, options and licenses with respect to the marketing and distribution of drugs and technologies derived from these projects.

INDUSTRY OVERVIEW

    IMS Healthcare reports that the total prescription drug market in the U.S. was approximately $130 billion in 2000, an increase of 13.7% over the prior year, while the oral controlled-release segment of this market was approximately $9.2 billion for that period and growing at a faster rate.

    Controlled-release products are formulated to release the drug's active ingredient gradually and predictably over a 12 to 24 hour period. These formulations provide for (1) greater effectiveness in the treatment of chronic conditions resulting from a more consistent delivery of medication over time;
(2) reduced side effects; (3) greater convenience (only taken once or twice a day) and (4) higher levels of patient compliance due to a simplified dosing schedule as compared to immediate-release dosage form.

    There are significant technical barriers associated with the development of controlled-release drugs, with only a limited number of companies possessing the technical expertise and technology to develop controlled release products. Despite the therapeutic advantages of controlled-release drugs versus their immediate-release counterparts, many pharmaceutical companies typically have not made the additional investment required to develop a controlled-release version of a product while their immediate-release version is under patent. Many pharmaceutical companies are now seeking to extend their patents and protect their franchise.

    Over the next several years, branded products with 1999 sales of over $40 billion will lose patent protection. Application of controlled-release and other technologies to branded products represents substantial revenue opportunities. The owners of these branded drugs will develop strategies to defend themselves against generic competition and seek innovative approaches to extend product life-cycles, exclusivity periods and product differentiation. Drug delivery technologies such as fast dissolve tablets and controlled-release drugs are important product differentiations that produce increased patient compliance, reduction, in side effect profile and convenience.

PRODUCTS OF BIOVAIL

    LICENSED AND MARKETED PRODUCTS

    We are currently benefiting from direct sales and the sales by various licencees of twenty-eight pharmaceutical products. We have developed nineteen controlled-release drugs which are currently marketed through licensees and, in the case of Tiazac-Registered Trademark-, directly in Canada through our marketing division Crystaal. Of these nineteen drugs, we manufacture seven:
Tiazac-Registered Trademark- Nurofen Meltlets, generic formulations of Trental, Cardizem-Registered Trademark- CD, Voltaren XR, Adalat CC and Procardia XL for sale by our licensees in the United States and Europe. In the case of Adalat CC, we market our own 60mg version of this product and market the 30mg version under license from Elan. A further product, Verelan, is marketed under agreements with Mylan pursuant to which Mylan will manufacture all of our requirements for Verelan until our version of the product is approved. See "-- Generic Product Pipeline -- Generic Version of Verelan." The eleven remaining drugs are manufactured and commercialized by licencees in numerous world markets.

    We have also developed a FlashDose form of ibuprofen utilizing technology obtained through our 1999 acquisition of Fuisz. We manufacture this product for Boots Healthcare International for sale in the United Kingdom under the name of Nurofen Meltlets.

    The following table sets forth the eight controlled-release products (including Verelan) that we have developed and are currently licensed and marketed. These formulations have been designed for once-daily dosing unless otherwise specified. Also listed are our first FlashDose product, Nurofen Meltlets, the five products licensed to and marketed by Crystaal and the three products licensed to and marketed by BPI. Except for Tiazac-Registered Trademark- and Cardizem-Registered Trademark-, which are registered trademarks, the trade names for the pharmaceutical products described below and elsewhere in this Form 20-F are the property of (and may be registered trademarks of) our licensees and marketing partners or others.

PRODUCTS                       CHEMICAL            INDICATION              PRINCIPAL LICENSEE/LICENSOR
--------                    --------------   -----------------------   -----------------------------------
MANUFACTURED BY BIOVAIL
Tiazac-Registered Trademark-... Diltiazem    hypertension/angina       Forest Laboratories, Inc (U.S.),
                                                                       various international licensees,
                                                                       Crystaal in Canada

Trental(1)...............   Pentoxifylline   peripheral arterial       Teva (U.S.)
                                             disease

Cardizem-Registered Trademark- Diltiazem     hypertension/angina       Teva (U.S.)
  CD(1)..................

PRODUCTS                       CHEMICAL            INDICATION              PRINCIPAL LICENSEE/LICENSOR
--------                    --------------   -----------------------   -----------------------------------
Voltaren XR(1)...........   Diclofenac       osteoarthritis/rheuma-    Teva (U.S.)
                                             toid arthritis

Adalat CC (60mg)(1)......   Nifedipine       hypertension/angina       Teva (U.S.)

Procardia XL(1)..........   Nifedepine       hypertension/angina       Teva (U.S)

Nurofen Meltlets(2)......   Ibuprofen        headache, mild pain       Boots Healthcare International
                                                                       (U.K.)

MANUFACTURED BY OTHERS

Cardizem-Registered Trademark- Diltiazem     hypertension/angina       Manufactured by Aventis
  (branded)..............

Verelan(3)...............   Verapamil        hypertension/angina       Teva (U.S.)

IN-LICENSED AND MARKETED BY CRYSTAAL IN CANADA

Celexa...................   Citalopram       Depression                Lundbeck A/S

Retavase.................   Reteplase        acute myocardial          Centocor Inc.
                            recombinant      infarction

Brexidol.................   Piroxicam--      acute pain                Chiesi Farmaceutici S.p.A.
                            cyclodextrin

Cardiac STATus...........                    diagnosis of myocardial   Spectral Diagnostics Inc.
                                             infarction

Monocor..................   Bisoprolol       hypertension, "C.H.F."    Wyeth Ayerst Canada Inc.
                            fumarate

IN-LICENSED AND MARKETED BY BPI IN THE U.S.

Keftab...................   Cephalexin HCl   skin/soft tissue          Eli Lilly & Company
                                             infections

Cedax....................   Ceftibuten       respiratory infections    Schering-Plough Corpn.

Rondec...................   Combination      allergy/respiratory       Abbott Laboratories

------------

(1) Generic version

(2) Once every four hours dosing

(3) Under agreement with Mylan, Mylan will manufacture all of our requirements for Verelan until approval of our version of the product.

(4) We have developed 11 additional products that have been commercialized by various licensees in numerous world markets.

    BRANDED PRODUCTS

    TIAZAC-REGISTERED TRADEMARK- (DILTIAZEM)

    Until December 31, 2000 our principal product was Tiazac-Registered Trademark-, accounting for approximately 38% of total product revenues for the year ended December 31, 2000. During this period, all revenue related to Tiazac-Registered Trademark- was generated through our licensing agreements with Forest Laboratories Inc. ("Forest") and European licensees and sales made by Crystaal.

    Tiazac-Registered Trademark- belongs to a class of drugs used in the treatment of hypertension and angina called calcium channel blockers, which generated U.S. sales of $3.8 billion for the twelve months ended December 31, 2000. Within the market for calcium channel blockers, diltiazem-related once-daily products accounted for approximately $823 million of U.S. sales for the twelve months ended December 31, 2000 the largest portions of which are represented by Cardizem-Registered Trademark- CD ($544 million, including generics) and Dilacor XR ($75 million, including generics).
Tiazac-Registered Trademark- is another once-daily branded diltiazem product. Since we introduced Tiazac-Registered Trademark- in the United States in February 1996, Tiazac-Registered Trademark-'s market share has increased as a percentage of total prescriptions in the once-daily diltiazem market, to approximately 19% by the end of 2000. There can be no assurance that such levels of growth can be sustained.

    Tiazac-Registered Trademark- has several advantages over other formulations of diltiazem, including (1) a much smaller capsule size; (2) a wider dosing range (approved for a maximum daily dose up to 540 mg); (3) lower pricing; and
(4) labeling which specifically permits physicians to switch patients to Tiazac-Registered Trademark- from Cardizem-Registered Trademark- CD at the nearest equivalent daily dose. An NDA for Tiazac-Registered Trademark- was approved by the FDA in September 1995 and by Health Canada's Therapeutic Products Program ("TPP") in April 1997.

    We licensed the right to market Tiazac-Registered Trademark- in the U.S. to Forest in September 1995 and the formal product launch took place in February 1996. Our license agreement with Forest provides us with a royalty payment of 8% of net sales for 16 years, commencing December 1995. In addition, under our 16-year supply agreement with Forest, we act as the exclusive manufacturer of Tiazac-Registered Trademark- and receive contractually determined manufacturing fees.

    In Canada, Crystaal currently markets Tiazac-Registered Trademark- through its field force which has grown to over 75 representatives, under the direction of a marketing and sales management team located at our headquarters in Mississauga, Ontario, Canada. Tiazac-Registered Trademark- has been accepted on the provincial drug formularies in each of the provinces of Canada, thereby making it eligible for reimbursement by the provincial government health plan in all provinces.

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

    Generic competition for Tiazac-Registered Trademark- was expected during the first quarter of 2001. We are currently involved in litigation which could delay the Andrx Group's launch of its generic version of Tiazac-Registered Trademark-for up to 30 months. (See Item 8.A. "Litigation")

    CARDIZEM-REGISTERED TRADEMARK- BRANDED PRODUCTS (DILTIAZEM)

    Cardizem-Registered Trademark- branded products have been a leading line in the calcium channel blocker category of cardiovascular drugs for approximately 20 years. Cardizem-Registered Trademark- is used to treat hypertension and angina. In 2000, Cardizem-Registered Trademark- CD (branded and generic) was the leading once-daily diltiazem product in this category with approximately
13.7 million prescriptions dispensed in the US, with a value of $544 million for the year ended December 31, 2000. Aventis' branded
Cardizem-Registered Trademark- CD accounted for approximately 4.6 million of this total while the balance of prescriptions was filled by generic versions, one of which is our own generic product sold through Teva. Due to the genericization of this product, we are not actively promoting the Cardizem-Registered Trademark- CD branded product. We are currently developing Cardizem-Registered Trademark- XL, an evening administration version of Cardizem-Registered Trademark- CD. (See "Branded Product
Pipeline -- Cardizem-Registered Trademark- XL.")

    GENERIC PRODUCTS

    TRENTAL (PENTOXIFYLLINE)

    A three times a day timed-release formulation of pentoxifylline, introduced in September 1994 by Hoechst Marion Roussel, is marketed in the United States under the trade name Trental. Trental is used in the treatment of patients with peripheral vascular disease. U.S. sales of Trental and generic formulations of pentoxifylline were approximately $62 million in the twelve months ended December 31, 2000. Competitors' generic versions of Trental were launched in August 1997. We received approval of our generic version of Trental in July 1998 and market this product in the United States through our licensee, Teva.

    CARDIZEM-REGISTERED TRADEMARK- CD (DILTIAZEM)

    A three to four times daily immediate-release formulation of diltiazem, introduced in November 1982 by Hoechst Marion Roussel, was marketed in the United States under the brand name Cardizem-Registered Trademark-. Hoechst Marion Roussel introduced a controlled-release once daily version in August 1992 under the brand name Cardizem-Registered Trademark- CD. U.S. sales of Cardizem-Registered Trademark- CD were approximately $544 million (including generics) for the twelve months ended December 31, 2000.

    We received approval of our generic version of Cardizem-Registered Trademark- CD in December 1999 and we market this product in the United States through our licensee, Teva. Tiazac-Registered Trademark-, although a once-daily diltiazem formulation, is not a generic for Cardizem-Registered Trademark- CD because it has a different release profile and is marketed as a branded version of diltiazem, not as a generic for Cardizem-Registered Trademark- CD.

    VOLTAREN XR (DICLOFENAC)

    A two to three times daily delayed-release enteric coated formulation of diclofenac, introduced in July 1988 by Ciba-Geigy Corporation, is marketed in the United States under the brand name Voltaren. Ciba-Geigy Corporation received approval from the FDA for a controlled-release version and began marketing this product in April 1996 under the brand name Voltaren XR. U.S. sales of Voltaren XR were approximately $57 million for the twelve months ended December 31, 2000. Today the marketer of Voltaren XR is Novartis Pharmaceuticals Corporation as a result of the Ciba-Geigy Corporation/Sandoz Pharmaceuticals Corporation merger. We received approval for our generic version of Voltaren XR in February 2000 and market this product in the U.S. through our licensee, Teva.

    ADALAT CC (NIFEDEPINE)

    A three to four times daily immediate-release formulation of nifedipine, introduced in January 1985 by Bayer, is marketed in the United States under the brand name Adalat. Bayer received approval from the FDA for a controlled-release version in April 1993 and markets the product under the brand name Adalat CC. U.S. sales of Adalat CC, including our generic, were approximately $441 million for the twelve months ended December 31, 2000. We received final approvals from the FDA in March 2000 and November 2000 respectively for an in-licensed 30 mg generic version and our own 60 mg. generic version of Adalat CC. We market both these products in the United States through our licensee, Teva. We were the first company to file an ANDA for the 60 mg. strength of Adalat CC and we are therefore entitled to 180 days of marketing exclusivity. Elan Corporation plc ("Elan") was the first to file an ANDA for the 30 mg. strength. We have entered into an agreement with Elan giving us exclusive marketing rights for the United States for Elan's generic versions of Adalat CC. In January 2001 we announced the filing of an ANDA in respect of our 90mg strength of Adalat CC.

    PROCARDIA XL (NIFEDIPINE)

    A three to four times daily immediate-release formulation of nifedipine, introduced in January 1982 by Pfizer Inc. ("Pfizer"), is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled-release version in September 1989 under the brand name Procardia XL. U.S. sales of Procardia XL including generics were approximately $447 million for the twelve months ended December 31, 2000.

    We developed a generic version of Procardia XL on behalf of Intelligent Polymers in multiple strengths and filed an ANDA in the first quarter of 1998. Prior to this filing, Mylan filed an ANDA for the 30mg. strength only and subsequently filed for 60mg and 90mg strengths. We received final approval from the FDA for our 60mg and 30mg strengths in September 2000 and February 2001 respectively and we are currently marketing these strengths through Teva in the United States. We filed an ANDA in respect of the 90mg strength of Procardia XL in January 2001.

    NUROFEN MELTLETS (IBUPROFEN FLASHDOSE)

    Ibuprofen is a long established over-the-counter analgesic medication. We applied our proprietary FlashDose and taste-masking technology to this compound to develop a revolutionary new form of ibuprofen. Dosage is similar to other ibuprofen products, namely, two tablets every four hours to a maximum of six tablets in twenty-four hours. The melt-in-the-mouth tablets can be taken anytime, anywhere without water. In April 2000 we launched this new product in the U.K. through Boots Healthcare International under the Nurofen brand as a means of validating and demonstrating the technology. The product was launched in the Australian market in early 2001.

BRANDED PRODUCTS MARKETED BY CRYSTAAL

    In addition to Tiazac-Registered Trademark-, Crystaal's portfolio includes five selected in-licensed products which are promoted by our nationwide sales force of over 75 representatives.

    CELEXA (CITALOPRAM)

    Crystaal co-promotes the immediate-release version of Celexa in collaboration with Lundbeck Canada Inc. Citalopram has been proved to be effective in the treatment of depression and belongs to a class of drugs known as Selective Seratonin Reuptake Inhibitors ("SSRIs"). SSRIs have been shown to have fewer side effects and a lower incidence of drug interactions when taken concurrently with other medications than earlier antidepressant products, which accounts for the significant growth in this market. The Canadian market for antidepressants for the year ended December 31, 2000 was approximately
U.S.$ 367 million, an increase of 14% over the previous year.

    RETEVASE (RETEPLASE RECOMBINANT)

    Retavase, licensed from Centocor Inc., is a tissue plasmogen activator used in thrombolytic therapy. The medication is administered to patients immediately after the incidence of acute myocardial infarction ("AMI" or heart attack) and acts to clear arterial blockage. The thrombolytic market in Canada for the year ended December 31, 2001 was estimated to be approximately U.S $29 million an increase of 10% over the previous year.

    BREXIDOL (PIROXICAM--CYCLODEXTRIN)

    Brexidol, licensed from Chiesi Farmaceutici S.p.A., belongs to a class of drugs known as NSAIDs (a non-steroidal anti-inflamatory drugs) and is indicated for the relief of acute pain. Brexidol is of particular value in the treatment of sports injuries that tend to be of short-term duration.

    CARDIAC STATUS (CARDIAC MARKER)

    The evaluation of chest pain is one of the most challenging problems in emergency care. Physical examination and electrocardiogram procedures are not always appropriate and can result in a significant percentage of acute myocardial infractions going undetected. Cardiac STATus is a point of care ("POC") cardiac marker used in determining whether a patient admitted to hospital with chest pain has indeed suffered a heart attack. The Canadian cardiac marker market (POC and laboratory based) for the year ended
December 31, 2000 is estimated at approximately U.S. $24 million. The cardiac marker segment is currently underdeveloped and is poised for rapid expansion.

    MONOCOR (BISOPROLOL FUMARATE)

    Monocor is a cardio-selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. The beta-blocker market in Canada is valued at approximately U.S.$87 million and is growing annually at the rate of 5%.

    BRANDED PRODUCTS MARKETED BY BIOVAIL PHARMACEUTICALS INC.

    BPI (formerly DJ Pharma Inc.) markets and sells several branded products to physicians for the treatment of respiratory and allergy conditions and skin and soft tissue infections. DJ Pharma's strategy was to in-license drugs that were being under-promoted by their large pharmaceutical company originators, increase the promotion effort and thereby increase sales. We do not manufacture any of these products.

    CEDAX (CEFTIBUTEN)

    Cedax is a patented, third generation, broad spectrum oral cephalosporin antibiotic indicated for the treatment of chronic bronchitis, otitis media and pharyngitis/tonsilitis. Cedax was launched by Schering-Plough in 1996 and achieved peak sales in 1996 of $45 million. Schering-Plough manufactures the product for us.

    RONDEC (CARBINOXAMINE/PSEUDOEPHEDRINE)

    Rondec is a prescription decongestant indicated for relief of nasal congestion associated with allergy or the common cold. Rondec was developed by Abbott laboratories and acquired from Dura Pharmaceuticals. In 2000 the product achieved sales of $18 million.

    KEFTAB (CEPHALEXIN HCL)

    Keftab, is a first generation cephalosporin antibiotic, indicated for skin and soft tissue infections and was distributed by BPI under license from Eli Lilly & Co. up to March 7, 2001. The product was subject to voluntary recall by the manufacturer on March 7, 2001.

    We are actively pursuing further opportunities to increase BPI's range of marketed products through in-licensing or acquiring products from large pharmaceutical companies.

GENERIC PRODUCT PIPELINE

    We have a pipeline of generic versions of branded products, including five for which we have filed ANDAs with the FDA. Collectively, the branded versions of the filed strengths of these five products generated approximately
$383 million in U.S. sales in the twelve months ended December 31, 2000.

    The controlled-release drugs in our generic product pipeline are used primarily in the treatment of chronic conditions in the cardiovascular and bone and joint disease areas and for pain management, conditions for which controlled-release formulations provide significant clinical and economic benefits.

    We expect to price our generic products at a discount to branded products. However, because of the technological barriers associated with developing controlled-release products, we do not expect our generic products to experience as much price erosion as immediate-release generic products, which are easier to duplicate.

    The following chart presents information for the twelve months ended December 31, 2000 with respect to the branded versions of the five ANDAs that we have filed with the FDA.

                                                                                        TOTAL U.S. PRODUCT
CURRENTLY MARKETED BRAND NAME                     FILING DATE        INDICATION        SALES(IN MILLIONS)(1)
-----------------------------                     -----------   --------------------   ---------------------
Verelan(2)......................................     1997       angina, hypertension             $ 60
Dilacor XR......................................     1998       angina, hypertension               75
Procardia XL 90mg...............................     2000       angina, hypertension              106
Adalat CC 90mg..................................     2000       hypertension                      106
Tegratol 400mg..................................     2000       Epilepsy                           36

------------

(1) Includes brand and generics.

(2) We are marketing this product under agreement with Mylan. See "-- Generic Version of Verelan."

    GENERIC VERSION OF VERELAN (VERAPAMIL)

    A three to four times daily immediate-release formulation of verapamil, originally introduced in March 1982 by Knoll Pharmaceuticals, is marketed in the United States. Lederle Laboratories received approval for a controlled-release version in May 1990 and markets the product under the brand name Verelan.
U.S. sales of Verelan were approximately $60 million (including generics) for the twelve months ended December 31, 2000.

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

    GENERIC VERSION OF DILACOR XR (DILTIAZEM)

    A once daily controlled-release formulation of diltiazem, introduced in June 1992 by Rhone-Poulenc Rorer, Inc., is marketed in the U.S. by Watson Pharmaceuticals, Inc. under the brand name Dilacor XR. U.S. sales of Dilacor XR were approximately $75 million (including generics) for the twelve months ended December 31, 2000.

    We filed an ANDA for the generic version of Dilacor XR in the third quarter of 1998.

    GENERIC VERSION OF PROCARDIA XL (NIFEDEPINE)

    A three to four times daily immediate-release formulation of nifedipine, introduced in January 1982 by Pfizer Inc. ("Pfizer"), is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled-release version in September 1989 under the brand name Procardia XL. U.S. sales of Procardia XL were approximately $447 million for the twelve months ended December 31, 2000.

    We developed our generic version of Procardia XL on behalf of Intelligent Polymers that includes multiple strengths and filed an ANDA in the first quarter of 1998. Prior to this filing, Mylan filed an ANDA for the 30 mg strength only and subsequently filed for 60mg and 90mg strengths. We received final approval from the FDA for our 60mg and 30mg strengths in September 2000 and February 2001 respectively and we are currently marketing these strengths through Teva in the United States. We filed an ANDA in respect of the 90mg strength of Procardia XL in January 2001.

    GENERIC VERSION OF ADALAT CC (NIFEDEPINE)

    A three to four times daily immediate-release formulation of nifedipine, introduced in January 1985 by Bayer, is marketed in the United States under the brand name Adalat. Bayer received approval from the FDA for a controlled -- release version in April 1993 and markets the product under the brand name Adalat CC. U.S. sales of Adalat CC were approximately $441 million for the twelve months ended December 31, 2000.

    We received final approvals from the FDA in March 2000 and December 2000 respectively for an in-licensed 30 mg generic version and our own 60 mg. generic version of Adalat CC. We market both these products in the United States through our licensee, Teva. We were the first company to file an ANDA for the 60 mg. strength of Adalat CC and we are therefore entitled to 180 days of marketing exclusivity. Elan was the first to file an ANDA for the 30 mg. strength. We have entered into an agreement with Elan giving us exclusive marketing rights for the United States for Elan's generic versions of Adalat CC. In January 2001 we announced the filing of an ANDA in respect of our 90mg strength of Adalat CC.

    GENERIC VERSION OF TEGRETOL XR (CARBAMAZIPINE)

    A 2 to 3 times daily immediate-release formulation of carbamazipine, introduced in November 1976 by Novartis, is marketed in the United States under the brand name Tegretol. Novartis received approval from the FDA for a controlled- release version in July 1996 and markets the product under the brand name Tegretol XR. U.S. Sales of Tegretol XR were approximately $71 million for the twelve months ended December 31, 2000.

BRANDED PRODUCT PIPELINE

    We are working to develop once-daily controlled-release branded versions of the following compounds which had aggregate U.S. sales of approximately
$4.2 billion for the twelve months ended December 31, 2000:

                       CURRENTLY MARKETED                                                  TOTAL U.S. PRODUCT
COMPOUND                   BRAND NAME          U.S. MARKETER            INDICATION        SALES(IN MILLIONS)(1)
--------               ------------------   --------------------   --------------------   ---------------------
Bupropion............  Wellbutrin SR/       Glaxo Wellcome         depression, smoking             $  874
                       Zyban                                       cessation
Buspirone............  Buspar               Bristol-Myers Squibb   anxiety, depression                674
Metformin............  Glucophage           Bristol-Myers Squibb   diabetes                         1,513
Tramadol.............  Ultram               Johnson & Johnson      chronic pain                       500
Citalopram...........  Celexa               Forest                 depression                         652(2)

------------

(1) Includes brand and generics.

(2) Sales of Celexa in Canada for the year ended December 31, 2000 were approximately U.S. $25 million.

    BUPROPION

    A four times daily immediate-release formulation of bupropion, introduced in July 1989 by Glaxo is marketed in the United States under the brand name Wellbutrin. In addition, a twice-daily controlled-release formulation of bupropion, introduced in November 1996 by Glaxo, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation and as Wellbutrin SR for depression. U.S. sales of Wellbutrin SR/Zyban including generics were approximately $874 million for the twelve months ended December 31, 2000. We are currently at the scale-up stage of developing our product.

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

    Our once-daily controlled-release formulation of bupropion seeks to significantly improve upon the existing sustained release formulation by providing sustained plasma levels with better control of symptoms and improved compliance with convenient once-a-day dosing. Clinically, it is important that symptoms in the depressed patient be adequately controlled as compliance is a major concern in these patients.

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

    MARKET SIZE: Sales of anti-depressant products totaled $8.9 billion for the twelve months ended December 31, 2000. Buproprion is classified as a new generation anti-depressant. The anti-depressant market consists of four major drug categories: new generation antidepressants, SSRIs/SNRIs (Selective Seratonin

Reuptake Inhibitors/Selective Norepinephrine Reuptake Inhibitors), tricylic antidepressants, and monoamine oxidase inhibitors. Major marketed brands include Prozac (fluoxetine), Paxil (paroxetine), Zoloft (sertaline), Effexor XR (venlafaxine) and Wellbutrin (bupropion). The smoking cessation market was $809 million for the twelve months ended December 31, 2000. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

    BUSPIRONE

    A three times daily immediate-release formulation of buspirone, introduced in October 1986 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Buspar. U.S. sales of Buspar were approximately $674 million for the twelve months ended December 31, 2000. We are currently engaged in Phase III clinical trials for our controlled-release formulation of buspirone.

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

    MARKET SIZE: The anti-anxiety market had approximately $1.6 billion in U.S. sales for the twelve months ended December 31, 2000 of which buspirone was the market leader. Due to its efficacy in treating depressive symptoms in GAD patients, Buspirone also indirectly competes in the market for antidepressant drugs, including the market for SSRIs and SNRIs, which represented U.S. sales of approximately $7.4 billion for the twelve months ended December 31, 2000. Major anti-anxiety brands other than Buspar include Xanax (alprazolam), Librium (chlordiazepoxide), Valium (diazepam), Ativan (lorazepam), Serax (oxazepam) and Atarax (hydroxyzine).

    METFORMIN

    A two to three times daily immediate-release formulation of metformin, introduced in April 1995 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Glucophage. Recently Bristol-Myers Squibb introduced a controlled release metformin formulation marketed as Glucophage XR. U.S. sales of Glucophage and Glucophage XR were approximately $1.5 billion for the twelve months ended December 31, 2000. We are currently in the formulation development stage of this product.

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

    MARKET SIZE:  The oral anti-diabetic market represented approximately
$3.4 billion in U.S. sales for the twelve months ended December 31, 2000. Major anti-diabetic products other than Glucophage include Glucotrol XL (glipizide), Avandia (rosiglitazone) and Actos (pioglitazone).

    TRAMADOL

    A three to four times daily immediate-release formulation of tramadol, introduced in March 1995 by Johnson and Johnson, is marketed in the United States under the brand name Ultram. U.S. sales of Ultram were approximately $500 million for the twelve months ended December 31, 2000. We are currently engaged in Phase III trials for this product.

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

    Our once-daily controlled-release formulation of Tramadol seeks to provide sustained pain control, as compared to the immediate- release form. This would be especially useful to cancer or terminally ill patients who need analgesics as a 24-hour treatment.

    MARKET SIZE: The combined market for narcotic and non-narcotic analgesics generated U.S. sales of $3.5 billion for the twelve months ended December 31, 2000.

    CITALOPRAM

    An immediate-release formulation of the anti-depressant citalopram was launched in the United States in October 1998 and is marketed under the trademark Celexa in the United States by Forest. U.S. sales of Celexa were approximately $652 million for the twelve months ended December 31, 2000. Lundbeck is currently conducting Phase III clinical trials on a controlled-release version of Celexa developed by us.

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

    MARKET SIZE: Sales for the drug treatment of depression in the United States were $7.2 billion for the twelve months ended December 31, 2000. Citalopram sales accounted for 3.3% of this market. Citalopram is marketed under the names Cipramil and Seropram outside of the United States.

CARDIZEM-REGISTERED TRADEMARK- XL (DILTIAZEM)

    Cardizem-Registered Trademark- branded products, introduced by Hoechst Marion Roussel, a predecessor company of Aventis, have been a leading line in the calcium channel blocker category for approximately twenty years. A controlled-release, once daily version was introduced in August 1992 under the brand name Cardizem-Registered Trademark- CD. We acquired the Cardizem-Registered Trademark- family of products from Aventis in December 2000 and we are now developing Cardizem-Registered Trademark- XL as a superior therapeutic version of Cardizem-Registered Trademark- CD.

    INDICATION. Cardizem-Registered Trademark- XL has been approved for the hypertension and angina indications.

    CLINICAL EFFICACY. Long-term hypertension and angina studies have demonstrated the efficacy and safety of diltiazem products. Cardizem XL is designed to produce highest levels of diltiazem drug plasma concentrations and thereby provide maximum protection during critical early morning hours when the incidence of myocardial infarction (heart attack) and cerebro-vascular (stroke) events is highest.

    MARKET SIZE: Diltiazem-related once daily products accounted for approximately $823 million of U.S. sales in the twelve months ended
December 31, 2000 out of total calcium channel blocker sales of $3.8 billion during the same period. Cardizem-Registered Trademark- CD sales (including generics) in the U.S. for the twelve months ended December 31, 2000 were $544 million, equating to an estimated $833 million at brand pricing. As a result of generic competition we expect U.S. sales of branded Cardizem-Registered Trademark- CD to be in the range of $130-150 million in 2001. We expect to launch Cardizem-Registered Trademark- XL in mid-2002. Due to the high awareness of the Cardizem-Registered Trademark- brand name, we anticipate significant conversion of patients from Cardizem-Registered Trademark- CD to the new and improved branded product.

FLASHDOSE PRODUCTS

    The acquisition of Fuisz in November 1999 gave us access to FlashDose drug technology, including certain innovative drug delivery features such as Rapid Dissolve, Enhanced Absorption and Taste Masking. We have been applying these technologies in the development of FlashDose versions of several oral dosage, controlled-release branded products. We believe that FlashDose technology provides access to significant unmet market needs in such areas as pain relief, migraine, pediatric and geriatric care. Additionally, FlashDose provides superior product differentiation which can significantly enhance the marketability of pharmaceutical products. Marketing strategies will be developed on the basis of individual brand dynamics but provide us with the option of partnering with the brand originator to achieve extended brand exclusivity and defense against market share erosion by generics, or competing with the originator upon patent expiry.

    We are currently developing eight such products including Paroxetine, Zolpidem and six as yet undisclosed products.

    PAROXETINE FD

    Paroxetine is marketed in the U.S. by GlaxoSmithKline under the brand name Paxil. In 1999 SmithKline Beecham formulated a controlled release version of paroxetine which to date has not been launched.

    INDICATION: Paroxetine is indicated for the treatment of depression, obsessive compulsive disorder (OCD), social anxiety disorder (SAD), and panic disorder.

    CLINICAL EFFICACY: Paroxetine was the first product approved for the treatment of SAD and for the treatment of panic disorder. GlaxoSmithKline has also filed for approval of paroxetine in treatment of post traumatic stress disorder. Our product will enable patients to take orally disintegrating paroxetine FlashDose anytime/anywhere without the use of water.

    MARKET SIZE: Due to its efficacy in treating depressive symptoms, paroxetine competes with other SSRI/ SNRIs (such as venlafaxine, fluoxetine and setraline) and newer generation anti-depressants (such as bupropion and mirtazapine), MAOs, tricyclics and tetracyclics. The total anti-depressant market in the U.S. was estimated to be in excess of $8.9 billion in the twelve-month period ended December 31, 2000. U.S sales of Paxil were in excess of $1.6 billion for the twelve-month period ended December 31, 2000. We expect to file our product with the FDA by approximately year-end 2001.

    ZOLPIDEM FD

    Zolpidem was launched in 1993 and is now marketed in the U.S. by Searle/Pharmacia under the brand name Ambien.

    INDICATION: Zolpidem is indicated for the short-term treatment of insomnia.

    CLINICAL EFFICACY: Until the early 1990s pharmacological intervention for insomnia usually resorted to short-term treatment with benzodiazepines. These drugs were less than ideal due to their propensity to induce tolerance and subsequent rebound insomnia at higher dosages, coupled with a long half-life leading to lingering effects on next-day motor functioning. Zolpidem can substantially reduce these adverse effects. Our product is designed to provide a more rapid onset of action as compared with the existing Zolpidem formulation and will employ FlashDose technology for greater patient convenience.

    MARKET SIZE: The sleep disorder market in the U.S was in excess of $832 million in the twelve-month period ended December 31, 2000. Pharmacia Corporation's Ambien was the market leader with sales of $694 million during the same period. We expect to file our product with the FDA by approximately year-end 2001.

MARKETING

    Prior to the acquisition of DJ Pharma in October 2000, we did not engage in direct marketing or sales of our products outside of Canada. Instead, our approach to marketing had been to enter into strategic licensing agreements with various regional and multinational pharmaceutical companies for the marketing and sale of our products in specified territories. While the specific terms of each license agreement vary, the agreements in general require the licensee to (1) purchase the product from us, (2) pay us a royalty fee based on a specific percentage of net sales and/or a share of the net profits from sales of the licensed products and (3) in certain circumstances pay a license fee for access to our technologies.

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

    TEVA PHARMACEUTICAL

    In December 1997, we entered into an agreement with Teva for the development and marketing in the United States of certain generic oral controlled-release products. See "-- Generic Product Pipeline." Of these products, generic versions of Trental, Cardizem-Registered Trademark- CD, Voltaren XR, Adalat CC and Procardia XL have been approved by the FDA and we have filed ANDAs for Verelan, Dilacor XR and Tegratol and 90 mg strengths of Adalat CC and Procardia XL. We will manufacture the products covered by this agreement and will share the profits, after deducting manufacturing costs and an allowance for selling and distribution expenses incurred by Teva.

    BIOVAIL PHARMACEUTICALS INC.

    In October 2000, we began executing our strategy of establishing a high calibre U.S branded pharmaceutical sales and marketing operation. We purchased 100% of DJ Pharma, a U.S. pharmaceutical sales and marketing company with approximately 300 sales representatives and several drug brands. DJ Pharma marketed and sold branded products to physicians for the treatment of respiratory and allergy conditions and skin and soft tissue infections. DJ Pharma's strategy has been to obtain marketing rights to products that have been under-promoted by originator companies such as Eli Lilly and Co., Schering-Plough and Abbott Laboratories, increase the promotional activity and thereby increase revenues for the product. We are establishing an expanded sales/ marketing structure there in anticipation of growth in the sales force from 300 to 800 representatives by mid 2002 to promote additional in-licensed products and products from our development pipeline (most notably Cardizem-Registered Trademark- XL).

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

    The following table reflects products currently in Crystaal's portfolio and pipeline and the status of their respective new drug submission ("NDS") filings in Canada:

PRODUCT                                              INDICATION                     STATUS
-------                                    ------------------------------   ----------------------
Tiazac-Registered Trademark-               hypertension, angina             Approved and marketed
  (diltiazem)............................
Celexa (citalopram)......................  depression                       Approved and marketed
Retavase-TM- (reteplase recombinant).....  acute myocardial infarction      Approved and marketed
Brexidol (piroxicam--cyclodextrin).......  acute pain                       Approved and marketed
Cardiac STATus-TM-.......................  diagnosis of myocardial          Approved and marketed
                                           infarction
Monocor (bisoprolol fumarate)............  hypertension                     Approved and marketed
Attenade (d-methylphenidate).............  Attention                        In development
                                           Deficit-Hyperactivity Disorder
                                           (ADHD)
Fibrostat-TM-............................  treatment of scars following     In development
                                           surgery and burns
Ampligen-Registered Trademark-...........  Chronic Fatigue Syndrome (CFS)   In development

    In Canada, Crystaal markets Tiazac-Registered Trademark- through its field force consisting of over 75 representatives. Tiazac-Registered Trademark- has been accepted on the provincial drug formularies in each of the provinces of Canada, thereby making it eligible for reimbursement by the provincial government health plan in all provinces.

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

TECHNOLOGY

    We have six proprietary drug delivery technologies that we use to develop controlled-release and rapid dissolve products. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, other generic manufacturers may be inhibited from duplicating products because of our patented or proprietary rights or because of the difficulty of duplicating our formulations.

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

    Our rapid dissolve formulations contain the same basic chemical compound found in the original branded products. The dry compounds are encapsulated in microspheres utilizing our CEFORM-Registered Trademark- technology. Our Shearform-Registered Trademark- technology is used to produce matrices that are subsequently processed into amorphous fibers which, when blended with the CEFORM-Registered Trademark- microspheres, are compressed into rapid dissolve formulations including FlashDose tablets. The benefits of rapid dissolve formulations include the ease of administration for the elderly, young children or people with disease states who may have difficulty swallowing tablets or capsules.

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

    SHEARFORM-REGISTERED TRADEMARK-

    Shearform-Registered Trademark- is used to produce matrices of saccharides, polysaccharides, or other carrier materials that are subsequently processed into amorphous fibers or flakes and recrystallized to a predetermined level. This process is used to produce rapid dissolve formulations, including FlashDose. Shearform-Registered Trademark- can also be applied to food product ingredients to provide enhanced flavoring.

RESEARCH AND DEVELOPMENT

    Our staff of scientists has expertise in all aspects of the drug development process, from pre-formulation studies and formulation development to scale-up and manufacturing. We have successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics.

    Subsequent to the acquisition in November 1999 of Fuisz, we concluded that it was appropriate to integrate much of the Research and Development being conducted at our Mississauga, Ontario, Canada facility with that being conducted at the Fuisz, Chantilly Virginia, facility. This integration was carried out during 2000 such that only formulation development work is now carried out in Mississauga. The Chantilly facility comprises 91,000 square feet of administrative, laboratory and manufacturing space. In addition we maintain a 5,700 square foot facility in Dublin, Ireland.

MANUFACTURING FACILITIES

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

    Our 75,000 square foot plant in Steinbach, Manitoba was constructed in 1994. Its manufacturing processes include (1) granulation and coating with solvents, bead extrusion and spheronization; (2) fluid bed drying and tableting; (3) high speed encapsulation with 100% quality control weight checks; and (4) high speed automatic packaging lines.

    The Carolina, Puerto Rico facilities total 34,000 square feet, including 23,000 square feet of manufacturing capacity and 11,000 square feet of additional leased warehouse space. This plant is specially constructed for the high volume production of controlled-release beads.

    In January 2001 we acquired for $11.0 million a 120,000 square foot, fully FDA approved, manufacturing facility on 19 acres of land in Dorado, Puerto Rico. This modern facility was previously used for pharmaceutical manufacture by McNeil Pharmaceuticals, a division of Johnson & Johnson, Inc. We will be investing further in this facility to enable us to phase out production of Tiazac-Registered Trademark- beads and generic products at our Carolina facility over the next eighteen months. We believe that the additional capacity afforded by this new facility will meet the manufacturing needs for our current products and the new branded generic and FlashDose products for at least the coming three years.

    For additional discussion regarding our manufacturing facilities see
Item 4.D. "Property, Plant and Equipment".

CONTRACT RESEARCH DIVISION

    Our CRD provides us and other pharmaceutical companies with a broad range of clinical research services, including pharmacokinetic studies and bioanalytical laboratory testing. The CRD can also provide support services to its clients in the area of quality assurance.

    Operating as an independent business unit with its own independent internal ethics review board, the CRD is located in a 33,000 square foot stand-alone facility owned by us and an 11,000 square foot facility leased by us, in each case located in Toronto, Ontario. These facilities include a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 216-bed study clinic.

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

    The CRD includes a full-service bioanalytical laboratory that performs specialized bioanalytical and quality control testing and method development as well as other laboratory services for major regional and multinational pharmaceutical concerns. The laboratory is subject to full compliance with applicable regulations and standards required by United States, Canadian and certain other foreign regulatory bodies.

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

    Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics. Phase II involves studies in a limited patient population to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required. We or the FDA may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

    The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C.
Section 355(b)(1), also known as Section 505(b)(1) of the FDC Act.

ABBREVIATED NEW DRUG APPLICATION

    In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure would be available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and
(4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

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

INVESTIGATIONAL NEW DRUG APPLICATION

    Before conducting clinical trials of a new drug in Canada, we must submit a pre-clinical submission to the TPP. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPP does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "United States Regulation -- New Drug Application."

NEW DRUG SUBMISSION

    Before selling a new drug in Canada, we must submit an NDS to the TPP and receive a notice of compliance from the TPP to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPP reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPP will issue a notice of compliance ("NOC") for the new drug.

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

C.  ORGANIZATIONAL STRUCTURE

    The subsidiaries of the Company are detailed under "Subsidiary Information" in Item 10.I.

D.  PROPERTY, PLANT AND EQUIPMENT

    We own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. The acquisition of the Dorado, Puerto Rico manufacturing facility was completed in January 2001, and we are currently completing plans to upgrade this facility to meet our manufacturing requirements and to transition production from the Carolina facility. We have recently acquired seven acres of land in Mississauga, Ontario where we will be constructing a new office facility for the corporate office and the Crystaal business unit.

    The following table lists the location, use, size and ownership interest of Biovail's principal properties:

LOCATION                                           USE                            SIZE         OWNERSHIP
--------                       -------------------------------------------   ---------------   ---------
Mississauga, Ontario,          Corporate administration, product              35,000 Sq. Ft.    Leased
  Canada....................   development, sales and administration
Toronto, Ontario, Canada....   Research and development                       33,000 Sq. Ft.     Owned
                                                                              11,000 Sq. Ft.    Leased
Steinbach, Manitoba,           Manufacturing                                  75,000 Sq. Ft.     Owned
  Canada....................
Chantilly, VA, USA..........   Research, development, and manufacturing       91,000 Sq. Ft.    Leased
Sterling, VA, USA...........   Manufacturing                                  17,000 Sq. Ft.    Leased
Morrisville, NC, USA........   Sales and administration                       36,000 Sq. Ft.    Leased
Carolina, Puerto Rico.......   Manufacturing                                  34,000 Sq. Ft.     Owned
Dorado, Puerto Rico.........   Manufacturing                                 120,000 Sq. Ft.     Owned
St. Michael, Barbados.......   Licensing and administration                   11,000 Sq. Ft.    Leased
Dublin, Ireland.............   Research and development                        5,700 Sq. Ft.    Leased

    For additional discussion regarding our property, plant, and equipment see
Item 4.B "Manufacturing and Facilities".

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                     INDEX

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian GAAP should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP included under Item 18 "Financial Statements". Likewise, the following MD&A prepared in accordance with U.S. GAAP should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP also included under Item 18.

    Pursuant to shareholder consent, our common shares twice split on a 2 for 1 basis during 2000, first in January and again in October. All share and per share amounts in the MD&As, and in the audited consolidated financial statements, prepared in accordance with Canadian and U.S. GAAP have been retroactively adjusted to give effect to the stock splits.

                                                                PAGE
                                                              --------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS
  In accordance with Canadian generally accepted accounting
    principles..............................................     34
  In accordance with U.S. generally accepted accounting
    principles..............................................     48

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

OVERVIEW

    During 2000, through strategic business acquisitions and internal growth, we made significant progress towards becoming a fully integrated pharmaceutical company, while maintaining our focus on the development of drugs utilizing our advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. Our successes during the year include the completion of a securities offering that raised gross proceeds of approximately $400 million, and provided the necessary capital to pursue our growth strategy. Our acquisition of DJ Pharma, Inc. ["DJ PHARMA"], gives us a base of product revenues, and an experienced pharmaceuticals sales force and infrastructure in the United States to complement our Crystaal sales and marketing operation in Canada. Our combined North American sales force will be engaged in the marketing, promotion and distribution of our existing proprietary and in-licensed products, as well as DJ Pharma's product portfolio and the Cardizem-Registered Trademark- product line that we purchased from Aventis Pharmaceuticals Inc. ["AVENTIS"]. In the future, we intend to direct market the branded products that are currently in our development pipeline, the potential of which we are now able to fully exploit following our acquisition of Intelligent Polymers Limited ["INTELLIGENT POLYMERS"].

    Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

CHANGES IN ACCOUNTING POLICIES

    The following MD&A and the audited consolidated financial statements reflect our adoption of the following accounting policies during the period :

REVENUE RECOGNITION

    We have adopted the U.S. Securities and Exchange Commission's ["SEC"], Staff Accounting Bulletin No. 101 ["SAB 101"], "Revenue Recognition in Financial Statements", retroactively applied to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenues when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. At January 1, 1998, the cumulative effect of the change in accounting policy on prior years resulted in a charge to retained earnings of $18.1 million. The effect on the results for 2000 was to increase revenue and net income attributable to common shareholders by $9.3 million. Restated results for 1999 and 1998 reflect a reduction in total revenue and net income attributable to common shareholders of $11.4 million and $14 million, respectively. Restated diluted earnings per share for 1999 and 1998 were $0.47 and $0.29, respectively compared to $0.58 and $0.42, respectively as originally reported. As discussed below, we have changed the methodology under which we calculate diluted earnings per share. At December 31, 2000, we have recorded deferred revenue of $34.2 million related to SAB 101.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

INCOME TAXES

    Effective January 1, 2000, we have adopted the new recommendations of The Canadian Institute of Chartered Accountants ["CICA"] with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used. Future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Previously, we applied the deferral method based on differences in the timing of reporting income and expenses in the financial statements and tax returns. We applied the new recommendations retroactively without restatement of the financial statements of prior years. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51.8 million to retained earnings, a decrease in goodwill of $32.9 million and a net increase in future income tax liability of $18.9 million. The adjustment was primarily the result of our 1999 acquisition of Fuisz Technologies Ltd. ["FUISZ"] and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

EARNINGS PER SHARE

    Effective December 31, 2000, we adopted the new recommendations of the CICA with respect to the calculation of earnings per share. Under the new recommendations, basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. We applied the new recommendations retroactively to restate all diluted earnings per share amounts in this MD&A, and in the audited consolidated financial statements.

BUSINESS ACQUISITIONS

2000 ACQUISITIONS

INTELLIGENT POLYMERS

    In July 1997, Intelligent Polymers was formed to fund the development of once-daily controlled-release branded generic products for chronic disease states, such as anxiety, depression, pain management, and diabetes. In September 1997, we concluded a development and license agreement with Intelligent Polymers, whereby we would develop the products on their behalf. Through an initial public offering in October 1997, Intelligent Polymers raised net proceeds of $69.5 million that were used to make payments for our development activities, which included formulation development, toxicology studies, clinical testing, and the pursuit of regulatory approvals.

    In December 1999, we exercised our option to acquire the rights to the generic version of Procardia XL, that we developed on behalf of Intelligent Polymers, for $25 million. We capitalized the right to Procardia XL, and are amortizing it over its estimated useful life of ten years.

    We, as holder of all the special shares of Intelligent Polymers, had an option to purchase all of Intelligent Polymers' common shares at pre-established prices on or before September 30, 2002. On September 29, 2000, we sold all of our special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd. ["IPL ACQUIRECO"], in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, we invested $141.5 million in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. Following its acquisition by IPL Acquireco, Intelligent Polymers took over the development of its products, including directly contracting with, and making payments to, third parties.

    On December 29, 2000, we exercised our option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6.8 million. Upon the acquisition of IPL Acquireco, we repaid the bank credit facility of Intelligent Polymers, which amounted to $56.6 million. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204.9 million. Included in the net assets of Intelligent Polymers acquired, was the right to a cardiovascular product valued at $5 million.

    As a result of this transaction, we recorded acquired research and development of $208.4 million. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses. The efforts required to complete the products in development include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained.

CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    On December 28, 2000, we acquired the North American rights to the Cardizem-Registered Trademark- product line [THE "CARDIZEM-REGISTERED TRADEMARK-PRODUCTS"] from Aventis. Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. We will pay Aventis total consideration of $409.5 million, of which $239.5 million was paid at closing. The remaining
$170 million will be paid equally over the four quarters of 2001, and has been appropriately discounted for valuation purposes. We obtained beneficial rights to and interest in the Cardizem-Registered Trademark- Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001. Accordingly, we will begin to recognize the financial benefits of this acquisition in 2001. The acquisition of the Cardizem-Registered Trademark-Products has been accounted for under the purchase method. The purchase price has been allocated entirely to intangible assets, which will be amortized over their estimated useful lives of twenty years.

    This acquisition gives us a well-established brand name and is expected to contribute to our growth strategy in a number of ways, such as:

    - We expect the acquisition of the Cardizem-Registered Trademark- Products to generate significant incremental product sales revenue in 2001, a level that reflects the decline in sales of the Cardizem-Registered Trademark-brand following genericization in 1999

    - We have expanded our portfolio of products offered in both Canada and the United States, which in turn reduces our reliance on any particular product

    - We intend to capitalize on the competitive advantage of the Cardizem-Registered Trademark- brand name by attaching it to our improved once-daily diltiazem product, to be named Cardizem-Registered Trademark-XL, which is expected to be launched in 2002

    - We believe this acquisition effectively leverages our existing sales and marketing infrastructure in Canada through Crystaal, and in the United States through DJ Pharma

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    In order to achieve an orderly changeover of the Cardizem-Registered Trademark- Products from Aventis to ourselves, we have entered into a number of transitional agreements with Aventis. Aventis will continue to manufacture, supply and provide distribution services for a specified period.

DJ PHARMA (RENAMED BIOVAIL PHARMACEUTICALS INC.)

    On October 6, 2000, we acquired DJ Pharma, a pharmaceutical sales and marketing company with approximately 300 sales representatives. DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to the Keftab, Dura-Vent and Rondec product lines from Dura Pharmaceuticals, Inc. ["DURA"], and has the exclusive rights to sell and market Schering Corporation's antibiotic Cedax in the United States. The purchase price was $165.1 million including costs of acquisition, plus the assumption of $34.2 million of debt. We have accounted for the acquisition of DJ Pharma under the purchase method. The net assets of DJ Pharma acquired included a provision for restructuring costs of $1.6 million, including $1.3 million for the termination of employees. The assets, liabilities, revenue and expenses of DJ Pharma have been included in our consolidated financial statements since October 6, 2000.

    As a result of this acquisition, we obtained the rights to the Keftab, Dura-Vent, Rondec and Cedax products valued, using a income approach at $130.5 million, to be amortized over their estimated useful lives of ten or twenty years. We also obtained a trained workforce and infrastructure that has been valued, using a cost approach at $5.2 million, with an expected useful life of six years. Goodwill arising on the acquisition of DJ Pharma was valued at $103.4 million, and will be amortized over its estimated useful life of twenty years. Subsequent to the acquisition date, we agreed with Dura to repay the debt assumed and to settle all remaining license obligations. In doing so we obtained full ownership of the Dura-Vent and Rondec product lines, and were assigned the license to the Keftab product line.

    The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company. Prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. With the acquisition of DJ Pharma we are strengthened in a number of ways, such as:

    - We obtained an existing sales force to complement our Canadian Crystaal operation, thereby giving us direct control over our marketing efforts throughout North America

    - We gained immediate access to an existing revenue stream from DJ Pharma's portfolio of products

    - We enhanced the value of our branded product pipeline through our ability to direct market, and thereby retain a larger percentage of the profit

    - We have greater ability to in-license and market products for third parties

    - We have increased our bargaining power in the out-licensing of products

    In short, this acquisition dramatically enhances the value of our product pipeline and provides an infrastructure upon which we can expand and grow to meet our increasing portfolio of products. In fact, we see a near term need to expand the DJ Pharma sales force to capitalize on the acquisition of the Cardizem-Registered Trademark- Products, particularly once we begin to market our Cardizem-Registered Trademark- XL product in 2002.

    On March 7, 2001, Eli Lilly & Company ("Eli Lilly") announced a voluntary recall of Keftab tablets because of undefined problems with stability. We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

1999 ACQUISITION

FUISZ TECHNOLOGIES LTD. (RENAMED BIOVAIL TECHNOLOGIES LTD.)

    On November 12, 1999, we acquired Fuisz in order to enhance our available drug delivery technologies. Fuisz is engaged in the development, manufacturing and commercialization of wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark- and other drug delivery technologies ["FLASHDOSE"].

    The total consideration paid for Fuisz consisted of $75.6 million in cash, and shares worth $96.0 million. In addition, we incurred costs related to the acquisition of $6.3 million in 1999, and an additional $9.8 million in 2000. We accounted for the acquisition of Fuisz as a step acquisition under the purchase method of accounting. The net assets of Fuisz acquired included a provision for restructuring costs of $13.6 million, including $11.3 million for the settlement of contracts, and $1.3 million for the termination of employees. Certain operations of Fuisz were not considered strategic to our business plans, and accordingly were sold. We did not recognize any gain or loss on these transactions, because these operations were included at fair value in the purchase price allocation on November 12, 1999.

    In our 1999 consolidated financial statements, we recognized a $1.6 million equity loss reflecting our 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control. The assets, liabilities, revenue and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

    As at the date of acquisition, Fuisz was involved with seventeen product development projects, which were in various stages of completion, none of which had received regulatory approval, and were considered to have no alternative future use other than for the therapeutic indications for which they were being developed. Accordingly, the technological feasibility of the projects was not established at the acquisition date and was considered to be research and development. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and our ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits from these products unless this approval is obtained.

    If the projects under development are successful, we expect that the Fuisz drug delivery technology will have an extended life cycle. Because the technology is based on drug delivery, the technology can be applied to numerous products. Although the risk of technological feasibility is always present in each product, our strategy is to exploit the technology through numerous product developments, which we expect will occur over at least fifteen years from the date of acquisition.

    In April 2000, one of the products under development at the time of acquisition received approval from the Medical Control Agency in the United Kingdom. The product, a FlashDose form of ibuprofen, represents the first commercial introduction of a product utilizing the Fuisz drug delivery technology. We are manufacturing the product, under the name Nurofen Meltlets, for Boots Healthcare International.

RESULTS OF OPERATIONS

    Total revenue in 2000 was $311.5 million, an increase of 89% from $165.1 million in 1999 which, in turn, was 67% higher than 1998 total revenue of $98.8 million. Net income attributable to common shareholders for 2000, 1999 and 1998 was $81.2 million, $51.1 million and $31.4 million, respectively. Diluted earnings per share for 2000, 1999 and 1998 were $0.57, $0.47 and $0.29, respectively.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    The results for 2000 include a charge of $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes [THE "SENIOR NOTES"]. Excluding the effect of this charge, net income attributable to common shareholders and diluted earnings per share for 2000 would have been $101.2 million and $0.71, respectively, reflecting increases of 98% and 51%, respectively compared to 1999.

    Overall, our growth in 2000 was driven by the contribution from a number of new products in our generic portfolio, the inclusion of DJ Pharma from October 6, 2000, and increased research and development activities undertaken for Intelligent Polymers prior to September 29, 2000. We experienced a decrease in licensing activity in 2000 compared to 1999 as we implemented our strategy to direct market our branded products through our sales and marketing operations. Our growth in 1999 was attributable to higher Tiazac-Registered Trademark- sales and the launch of four products in Canada, and more research and development work done on behalf of third parties and Intelligent Polymers.

REVENUE

    The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year.

                                                                                                                PERCENTAGE
                                                                    YEAR ENDED                                    CHANGE
                                          ---------------------------------------------------------------   -------------------
                                                 2000                  1999                  1998
                                          -------------------   -------------------   -------------------   1999 TO    1998 TO
                                           $000S        %        $000S        %        $000S        %         2000       1999
                                          --------   --------   --------   --------   --------   --------   --------   --------
Product sales...........................  224,996       72      100,026       61       69,654       70        125%         44%
Research and development................   69,121       22       54,860       33       17,570       18         26%        212%
Royalty and licensing...................   17,340        6       10,206        6       11,612       12         70%       (12)%
                                          -------      ---      -------      ---       ------      ---        ---        ----
Total revenue...........................  311,457      100      165,092      100       98,836      100         89%         67%
                                          =======      ===      =======      ===       ======      ===        ===        ====

PRODUCT SALES

    In 2000, product sales were $225.0 million, compared to $100.0 million in 1999, and $69.7 million in 1998. Product sales comprised 72% of total revenue in 2000, compared to 61% and 70% in 1999 and 1998, respectively.

    The 125% increase in product sales in 2000 compared to 1999, was due to the combination of further market penetration of our Tiazac-Registered Trademark-brand, several successful generic product launches, and the incremental revenues from sales of DJ Pharma's product portfolio since October 6, 2000. Sales of our principal product Tiazac-Registered Trademark-, in the United States and Canada, increased by 23% in 2000 compared to 1999, however, as a percentage of total product sales, Tiazac-Registered Trademark- declined to 38% in 2000 from 70% in 1999, as sales of our generic products and the inclusion of DJ Pharma have reduced our dependence on this product. The growth in our generic product sales was a combination of increased market share of products launched in 1999 including our generic versions of Cardizem-Registered Trademark- CD, Trental and Verelan, and new product launches this year including our generic versions of Voltaren XR, Adalat CC and Procardia XL. Our generic products are sold through our marketing partner, Teva Pharmaceuticals USA, Inc. ["TEVA"]. Teva launched our generic version of Voltaren XR in February 2000, following receipt of FDA approval. Adalat CC 30mg dosage was launched in March 2000, which was six months earlier than scheduled as we had acquired the exclusive marketing rights to Elan Corporation, plc's ["ELAN"] version of the drug in October 1999. In
September 2000, we obtained final FDA approval for Procardia XL 60mg dosage, and in December 2000, our Adalat CC 60mg dosage was approved by

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

the FDA. Teva immediately launched both of these products. In total, our sales of generic products increased by 265% over 1999, and represented approximately 40% of total product sales in 2000, compared to approximately 25% in 1999.

    Product sales in 1999 increased by 44% compared to 1998, attributable to strong sales of Tiazac-Registered Trademark- in the United States, through our marketing partner Forest Laboratories Inc. ["FOREST"], the launch of our generic versions of Cardizem-Registered Trademark- CD, Trental and Verelan, and the additions of Brexidol, Retavase, Celexa and Cardiac STATus to the Crystaal portfolio.

RESEARCH AND DEVELOPMENT

    Research and development revenues were $69.1 million in 2000, compared to $54.9 million in 1999, and $17.6 million in 1998. Research and development activities comprised 22% of total revenue in 2000, compared to 33% and 18% in 1999 and 1998, respectively.

    Research and development revenues increased by 26% in 2000 over 1999 which, in turn, were 212% higher than in 1998. The increase over the past two years came largely from services rendered to Intelligent Polymers, which expanded as certain of the products under development advanced from the formulation development stage to scale-up, and into clinical trials. After September 2000, Intelligent Polymers took over the development of its products, and accordingly we did not earn any revenue from Intelligent Polymers in the fourth quarter of 2000. We earned revenue of $55.2 million from Intelligent Polymers for the period ended September 2000, and $34.1 million and $10.1 million for 1999 and 1998, respectively. We also experienced year over year increases in performance from our contract research facility, measured in terms of patient bed nights and blood samples analyzed. We also have agreements with Teva, covering the development of certain generic oral controlled-release products, and with H. Lundbeck A/S, for a controlled-release formulation of the anti-depressant Citalopram.

ROYALTY AND LICENSING

    Royalty and licensing activities generated revenues of $17.3 million, $10.2 million and $11.6 million, in 2000, 1999 and 1998, respectively. Royalty and licensing revenues comprised 6% of total revenue in both 2000 and 1999, and 12% in 1998.

    The 70% increase in royalty and licensing revenue in 2000 compared to 1999, and conversely the 12% decrease from 1998 to 1999, corresponds to the level of royalty income we earned in each of these years. Royalty income increased to $14.5 million in 2000, compared to $9.3 million and $10.5 million in 1999 and 1998, respectively. In the years presented, most of our royalties are derived from sales of Tiazac-Registered Trademark- to Forest. The increase in 2000 reflects higher Tiazac-Registered Trademark- product sales, while the decline in 1999 compared to 1998 reflected reduced royalties on Oruvail sales in the United States, where a competing generic product was introduced.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

OPERATING EXPENSES

    The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year.

                                                                                                                  PERCENTAGE
                                                                      YEAR ENDED                                    CHANGE
                                            ---------------------------------------------------------------   -------------------
                                                   2000                  1999                  1998
                                            -------------------   -------------------   -------------------   1999 TO    1998 TO
                                             $000S        %        $000S        %        $000S        %         2000       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
Cost of goods sold........................   68,031       22       35,078       21       28,593       29         94%        23%
Research and development..................   61,823       20       34,515       21       17,490       18         79%        97%
Selling, general and administrative.......   65,380       21       31,382       19       17,608       17        108%        78%
                                            -------       --      -------       --       ------       --        ---         --
Total expenses............................  195,234       63      100,975       61       63,691       64         93%        59%
                                            =======       ==      =======       ==       ======       ==        ===         ==

COST OF GOODS SOLD AND GROSS MARGINS

    Cost of goods sold was $68.0 million in 2000 compared to $35.1 million in 1999, and $28.6 million in 1998, reflecting increases of 94% from 1999 to 2000, and 23% from 1998 to 1999. The year over year increases were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of existing products. As a percentage of total revenue, cost of goods sold increased in 2000 compared to 1999 and declined compared to 1998, which reflects the trend in product sales as a percentage of total revenue.

    Gross margins based on product sales in 2000, 1999 and 1998 were 70%, 65% and 59%, respectively. Our gross margins were impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The increase in gross margin in 2000 compared to 1999 reflected the significantly higher proportion of generic products in the overall mix, as these products can often contribute higher margins than Tiazac-Registered Trademark-. As well, the inclusion of DJ Pharma's directly marketed products had a positive impact on the overall margin. The increase in gross margin in 1999 compared to 1998 was due in part to higher trade compared with sample sales of Tiazac-Registered Trademark- to Forest. Trade supplies are sold at a higher price than samples and have a lower cost due to less packaging and labour. Also contributing to the improvement in 1999 were the launches of generic versions of Cardizem-Registered Trademark- CD and Verelan.

RESEARCH AND DEVELOPMENT

    Research and development expense was $61.8 million in 2000 compared to $34.5 million in 1999 and $17.5 million in 1998. Research and development costs have increased significantly in dollar terms, but have remained relatively constant as a percentage of total revenue, fluctuating between 18% and 21%. The year over year increases primarily reflected higher costs associated with the development of branded generic products on behalf of Intelligent Polymers, as these projects advanced into later stages. We did not incur any costs on these projects in the fourth quarter of 2000, as Intelligent Polymers took over the development of these products. The cost of providing these services to Intelligent Polymers was $35.2 million for period ended September 29, 2000, and $19.8 million and $6.7 million for the years ended December 31, 1999 and 1998, respectively.

    Also contributing to the 79% increase in 2000 compared to 1999, and to a lesser degree to the 97% increase from 1998 to 1999, was the inclusion of the amortization of Fuisz's acquired research and development, amounting to $9.2 million and $1.3 million in 2000 and 1999 respectively, and costs related to the development of FlashDose products. We also incurred higher costs at our contract research facility in proportion to the increased level of activity performed there for third party clients.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses were $65.4 million, $31.4 million and $17.6 million in 2000, 1999 and 1998, respectively. These expenses were 21% of total revenue in 2000, compared to 19% and 17% in 1999 and 1998, respectively. The 108% increase in selling, general and administrative expenses in 2000 compared to 1999 was mainly due to the acquisitions of, and the related amortization expense associated with, DJ Pharma and Fuisz. In addition, included in 2000 was a $7.5 million charge for additional costs related to the acquisition of Fuisz. These costs were not provided for at the date of the acquisition and, accordingly, were charged to net income. The increase in selling, general and administrative expenses arising from the acquisition of DJ Pharma and Fuisz was $28.7 million in 2000, and $3.6 million in 1999 relating only to Fuisz. Excluding the incremental costs of these acquisitions, adjusted selling, general and administrative expenses would have been approximately
$37 million and $28 million in 2000 and 1999, respectively, and 1998 would be unchanged at $17.6 million.

    Between 2000 and 1999, adjusted selling, general and administrative expenses increased by 32%, however declined as a percentage of revenue from 17% in 1999 to 12% in 2000. This decline reflects a December 2000 agreement we entered into with Aventis to dismiss our lawsuit against them. Our lawsuit, which we initiated in 1998, alleged interference with our ability to market products that would compete with Cardizem-Registered Trademark- CD in the United States and Canada. Under the terms of the agreement, Aventis reimbursed us for expenses we incurred during 2000 in pursuing the litigation, and for other expenses incurred reasonably related to the litigation. A portion of these costs was included in selling, general and administrative expenses. Accordingly, in the fourth quarter of 2000, we recorded the pertinent share of this reimbursement to reduce selling, general and administrative expenses. We did not record any amount in excess of the expenses we had directly incurred during 2000 related to this matter, nor did we receive any reimbursement for costs incurred during 1999, which has contributed to the percentage decline, relative to revenue, of adjusted selling, general and administrative expenses between the two years.

    The increase in adjusted selling, general and administrative expenses in 1999 compared to 1998 was due to the expansion of our sales force at Crystaal and higher advertising and promotion expenditures associated with the launch of Brexidol, Retavase, Celexa and Cardiac STATus.

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

    Interest income was earned on our investment portfolio, which is comprised of high-grade commercial paper and U.S. government treasury bills. For the period from November 1998 to March 2000, interest expense was primarily related to our Senior Notes. Prior to this time, interest expense related to bank borrowings, which were repaid using the proceeds from the Senior Notes offering. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and 6.75% Convertible Subordinated Preferred Equivalent Debentures [THE "DEBENTURES"], and accordingly interest expense since this time primarily related to the Debentures. Interest on the Debentures was deducted from net income to determine net income attributable to common shareholders.

    With the exclusion of interest on the Debentures, net interest income was $19.1 million in 2000, compared to net interest expense of $9.2 million and $1.7 million in 1999 and 1998, respectively. Net interest income in 2000 reflects an increase in the average size of our investment portfolio following the concurrent offering, and prior to our acquisitions of Intelligent Polymers, the Cardizem-Registered Trademark- Products and DJ Pharma. Interest expense in 1999 increased significantly from 1998 due to the inclusion of a full year of interest on the Senior Notes.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

PREMIUM PAID ON EARLY REDEMPTION OF U.S. DOLLAR SENIOR NOTES

    The total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The amount reported in 2000 includes the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS

    In 1999, we disposed of certain long-term investments, which we had acquired in 1998, for a net gain of $1.9 million.

PROVISION FOR INCOME TAXES

    Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $5.8 million, $4.2 million and $2.0 million in 2000, 1999 and 1998, respectively. The provision for 2000 included a $3.6 million reversal of the future tax liability related to Fuisz's acquired research and development. Excluding the reversal the provisions for income taxes reflect effective tax rates on income before taxes, excluding non-deductible amounts, of approximately 8%, 7% and 6% in 2000, 1999 and 1998, respectively. The low effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations earn income predominately in the United States.

INTEREST ON CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    The value of the Debentures is comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present value of the interest and principal components are being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003.

    Interest on the Debentures was comprised on cash interest paid of $15.8 million, and the accretion of the principal and interest components of $12.5 million.

EBITDA

    EBITDA, defined as earnings before interest, taxes, depreciation and amortization, and excluding the premium paid, equity loss, and net gains, was $146.4 million, $74.3 million, and $40.1 million in 2000, 1999 and 1998, respectively.

NET INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP

    Under U.S. GAAP, the net loss in 2000 was $148.0 million, or a diluted loss per share of $1.16, compared to the 1999 net loss of $110.0 million, or a diluted loss per share of $1.07, and the 1998 net income of $41.6 million, or diluted earnings per share of $0.38.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    For purposes of reconciling our consolidated results under Canadian GAAP to those under U.S. GAAP the most significant adjustments were as follows:

ACQUIRED RESEARCH AND DEVELOPMENT

    Under U.S. GAAP, acquired research and development having no alternative future use must be written-off at the time of acquisition. Under U.S. GAAP, we recorded a $208.4 million one-time charge in 2000 for acquired research and development related to the acquisition of Intelligent Polymers. In 1999, we recorded a $137.5 million one-time charge for acquired research and development related to the acquisition of Fuisz, and we expensed the $25 million paid to Intelligent Polymers for the rights to Procardia XL. Under Canadian GAAP, the acquired research and development has been capitalized and is being amortized over its estimated useful life. Amortization expense under Canadian GAAP amounted to $9.8 million in 2000, and $1.3 million in 1999.

REVENUE RECOGNITION

    Under U.S. GAAP, pursuant to SAB 101 the cumulative effect of the change in accounting principle on prior years resulted in a $43.5 million charge to the net loss in 2000. Under Canadian GAAP, the effect of the change in accounting policy for revenue recognition was recorded on a retroactive basis as an adjustment to prior years' reported revenue and net income.

DEBENTURES

    Under U.S. GAAP, no portion of the proceeds from the issuance of the Debentures was attributed to the conversion feature. Accordingly, under U.S. GAAP there was no charge to interest expense for the accretion of the interest and principal components.

GOODWILL AND INTANGIBLE ASSETS

    The increase in goodwill from $38.5 million at December 31, 1999 to $106.9 million at December 31, 2000, reflected the acquisition of DJ Pharma. The increase in intangible assets to $1.0 billion at December 31, 2000 from $206.7 million at December 31, 1999, primarily reflects the acquisition of the Cardizem-Registered Trademark- Products valued at $406.1 million, Intelligent Polymers' acquired research and development of $208.4 million, and the value assigned to the DJ Pharma product portfolio of $154.1 million. In addition, under amendments to our marketing agreement with Elan for Adalat CC 30mg, we have agreed to make minimum license payments to Elan over six years in the aggregate amount of $73.5 million, which we have capitalized at the discounted value of $64.7 million.

    We review long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. In doing so, we compare the carrying amount to the related, estimated discounted future net cash flows.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, we had cash and cash equivalents of $125.1 million compared to cash, cash equivalents, and short-term investments of $232.7 million at December 31, 1999. In December 2000, we arranged a
$300 million revolving term Senior Secured Credit Facility [THE "CREDIT FACILITY"] that, subject certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. At December 31, 2000, we had borrowed $210 million from the Credit Facility to finance the initial payment for the Cardizem-Registered Trademark- Products.

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    At December 31, 2000, we had total long-term obligations of $438.7 million, including the current portion thereof. Long-term obligations consisted of the $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis for the Cardizem-Registered Trademark- Products, $58.1 million owing to Elan under the amended Adalat CC 30mg marketing agreement, and $8.8 million of other obligations. At December 31, 1999, we had $137.5 million of long-term obligations, including $125 million of our Senior Notes.

    Also at December 31, 2000, we had $300.0 million face value of Debentures outstanding, which are due March 31, 2025. The Debentures are presented within shareholders' equity to reflect our option to pay the interest and principal using the proceeds from the sale of our common shares or other equity securities. The $301.3 million reported amount of the Debentures was comprised of the value of the discounted principal and interest components of $257.8 million net of financing costs, and the value of the holder conversion option of $43.5 million. The Debentures are convertible at any time into our common shares at $30.337 per common share, and may be redeemed at our option beginning on March 31, 2003 at prescribed redemption prices. We have the special right to redeem the Debentures if the trading price of our common shares equals or exceeds $45.505 on the New York Stock Exchange for a specified period, subject to certain restrictions. Interest on the Debentures is payable quarterly in arrears. Subject to certain conditions, we have the right to defer the payment of interest for up to twenty consecutive quarters. Interest and principal are payable in cash or, at our option, using the proceeds from the sale of our common shares or other equity securities.

    At December 31, 2000, our working capital ratio was 0.9:1 compared to 4.1:1 at December 31, 1999. This decline was primarily due to a lower cash, cash equivalents and short-term investment balances, and an increase in the current portion of long-term obligations resulting from our acquisitions of DJ Pharma and Intelligent Polymers for cash consideration, and our obligation to Aventis for the Cardizem-Registered Trademark- Products, which is payable in 2001.

    Cash provided by operating activities, after changes in non-cash operating items, was $113.1 million in 2000 compared to $81.0 million and $53.6 million in 1999 and 1998, respectively. This increase reflects net income, after adjustments for non-cash items, of $160.3 million in 2000 compared to $60.9 million and $36.4 million in 1999 and 1998, respectively. We had a net increase in non-cash operating items of $47.2 million in 2000, compared to a decline of $20.1 million in 1999, and $17.2 million in 1998.

    Net cash used in investing activities was $574.8 million, $129.4 million and $33.0 million in 2000, 1999 and 1998, respectively. Additions to property, plant and equipment were $15.8 million, $7.8 million and $3.9 million in 2000, 1999 and 1998, respectively, and primarily related to the expansion of our manufacturing facilities. Business acquisitions, net of cash acquired, totaled $614.7 million in 2000 consisting of $239.7 million for the Cardizem-Registered Trademark- Products, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma, and $9.8 million of additional consideration paid for Fuisz, compared to $43.7 million in 1999 which was entirely related to Fuisz. We acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million in 2000. We acquired the rights to Procardia XL for $25 million in 1999, and other product rights and royalty interests for $13.3 million and $19 million in 1999 and 1998, respectively. The net activity in short-term investments provided cash of $65.9 million in 2000, and used $54.7 million in 1999. In 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. Cash expended on long-term investments was $2.5 million and $10.0 million in 2000 and 1998, respectively, and cash received on the disposal of long-term investments was $12.0 million in 1999. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz. We received cash from the repayment of Executive Stock Purchase Plan loans of $3.1 million in 1999.

    Net cash provided by financing activities was $409.0 million, $147.9 million and $49.5 million in 2000, 1999 and 1998, respectively. Net proceeds from the concurrent offering in March 2000 were $95.3 million from

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

the issue of common shares, and $288.8 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million, which we issued in 1998 for net proceeds of $120.4 million. We paid interest of $15.8 million on the Debentures in 2000. In October 1999, we completed an equity offering for net proceeds of $246.1 million. Proceeds from issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $14.3 million, $7.6 million and $3.9 million in 2000, 1999 and 1998, respectively. We repurchased common shares on the open market, under our share repurchase program, for $30.6 million and $72.1 million in 1999 and 1998, respectively. We received proceeds of $6.0 million on the exercise of warrants in 2000. We borrowed $210 million from our Credit Facility, and paid $3 million in arrangement fees. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 1999, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $75.2 million. In 1998, the net repayments of other long-term obligations totaled $2.7 million.

    Overall, our cash and cash equivalents decreased by $52.9 million in 2000, and increased by $99.8 million and $70.0 million in 1999 and 1998, respectively.

    In February 2000, we entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico. This acquisition closed in January 2001, at which time we paid the remaining purchase price of $10 million.

    We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

MARKET RISK

    We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

    Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

    We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

    The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

    We are exposed to interest rate risk on borrowings from our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest

                              BIOVAIL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

rates would increase interest expense by approximately $2 million on an annual basis. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

    The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our long-term obligations to Aventis and Elan is fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

    We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

OVERVIEW

    During 2000, through strategic business acquisitions and internal growth, we made significant progress towards becoming a fully integrated pharmaceutical company, while maintaining our focus on the development of drugs utilizing our advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. Our successes during the year include the completion of securities offerings that raised gross proceeds of approximately $400 million, and provided the necessary capital to pursue our growth strategy. Our acquisition of DJ Pharma, Inc. ("DJ Pharma"), gives us a base of product revenues, and an experienced pharmaceuticals sales force and infrastructure in the United States to complement our Crystaal sales and marketing operation in Canada. Our combined North American sales force will be engaged in the marketing, promotion and distribution of our existing proprietary and in-licensed products, as well as DJ Pharma's product portfolio and the Cardizem-Registered Trademark- product line that we purchased from Aventis Pharmaceuticals Inc. ("Aventis"). In the future, we intend to direct market the branded products that are currently in our development pipeline, the potential of which we are now able to fully exploit following our acquisition of Intelligent Polymers Limited ("Intelligent Polymers").

    Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

    The following MD&A reflects the adoption of the Securities and Exchange Commission's ("SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively applied to January 1, 2000, as required. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43.5 million, which is included in the net loss for the period. Of this amount, $9.3 million is included in revenue for the period. The remaining cumulative effect adjustment has been recorded as deferred revenue. Pro forma total revenues for 1999, assuming that SAB 101 had been applied retroactively to January 1, 1999, would have been $161.1 million.

BUSINESS ACQUISITIONS

2000 ACQUISITIONS

INTELLIGENT POLYMERS

    In July 1997, Intelligent Polymers was formed to fund the development of once-daily controlled-release branded generic products for chronic disease states, such as anxiety, depression, pain management, and diabetes. In September 1997, we concluded a development and license agreement with Intelligent Polymers, whereby we would develop the products on their behalf. Through an initial public offering in October 1997, Intelligent Polymers raised net proceeds of $69.5 million that were used to make payments for our development activities, which included formulation development, toxicology studies, clinical testing, and the pursuit of regulatory approvals.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    In December 1999, we exercised our option to acquire the rights to the generic version of Procardia XL, that we developed on behalf of Intelligent Polymers, for $25 million. As required under GAAP, the right to Procardia XL was written-off as acquired research and development in 1999 since at the time of acquisition the product had not received regulatory approval from the U.S. Federal Drug Administration ("FDA"), and had no alternative future use.

    We, as holder of all the special shares of Intelligent Polymers, had an option to purchase all of Intelligent Polymers' common shares at pre-established prices on or before September 30, 2002. On September 29, 2000, we sold all of our special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd. ("IPL Acquireco"), in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, we invested $141.5 million in non-voting
Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. Following its acquisition by IPL Acquireco, Intelligent Polymers took over the development of its products, including directly contracting with, and making payments to, third parties.

    On December 29, 2000, we exercised our option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6.8 million. Upon the acquisition of IPL Acquireco, we repaid the bank credit facility of Intelligent Polymers, which amounted to $56.6 million. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204.9 million. Included in the net liabilities of Intelligent Polymers assumed, was the right to a cardiovascular product valued at $5 million.

    As a result of this transaction, we recorded a charge for acquired research and development of $208.4 million, as required under GAAP. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses. The efforts required to complete the products in development include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained.

CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    On December 28, 2000, we acquired the North American rights to the Cardizem-Registered Trademark- product line (the "Cardizem-Registered Trademark-Products") from Aventis. Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. We will pay Aventis total consideration of $409.5 million, of which $239.5 million was paid at closing. The remaining $170 million will be paid equally over the four quarters of 2001, and has been appropriately discounted for valuation purposes. We obtained beneficial rights to and interest in the Cardizem-Registered Trademark- Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001. Accordingly, we will begin to recognize the financial benefits of this acquisition in 2001. The acquisition of the Cardizem-Registered Trademark- Products has been accounted for under the purchase method. The purchase price has been allocated entirely to intangible assets, which will be amortized over their estimated useful lives of twenty years.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    This acquisition gives us a well-established brand name and is expected to contribute to our growth strategy in a number of ways, such as:

    - We expect the acquisition of the Cardizem-Registered Trademark- Products to generate significant incremental product sales revenue in 2001, a level that reflects the decline in sales of the Cardizem-Registered Trademark-brand following genericization in 1999

    - We have expanded our portfolio of products offered in both Canada and United States, which in turn reduces our reliance on any particular product

    - We intend to capitalize on the competitive advantage of the
      Cardizem-Registered Trademark- brand name by attaching it to our improved once-daily diltiazem product, to be named
      Cardizem-Registered Trademark- XL, which is expected to be launched in
      2002

    - We believe this acquisition effectively leverages our existing sales and marketing infrastructure in Canada through Crystaal, and in the United States through DJ Pharma

    In order to achieve an orderly changeover of the Cardizem-Registered Trademark- Products from Aventis to ourselves, we have entered into a number of transitional agreements with Aventis. Aventis will continue to manufacture, supply and provide distribution services for a specified period.

DJ PHARMA (RENAMED BIOVAIL PHARMACEUTICALS INC.)

    On October 6, 2000, we acquired DJ Pharma, a pharmaceutical sales and marketing company with approximately 300 sales representatives. DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to the Keftab, Dura-Vent and Rondec product lines from Dura Pharmaceuticals, Inc. ("Dura"), and has the exclusive rights to sell and market Schering Corporation's antibiotic Cedax in the United States. The purchase price was $165.1 million including costs of acquisition, plus the assumption of $34.2 million of debt. We have accounted for the acquisition of DJ Pharma under the purchase method. The net assets of DJ Pharma acquired included a provision for restructuring costs of $1.6 million, including $1.3 million for the termination of employees. The assets, liabilities, revenue and expenses of DJ Pharma have been included in our consolidated financial statements since October 6, 2000.

    As a result of this acquisition, we obtained the rights to the Keftab, Dura-Vent, Rondec and Cedax products valued using a income approach at $130.5 million, which will be amortized over their estimated useful lives of ten or twenty years. We also obtained a trained workforce and infrastructure that has been valued using a cost approach at $5.2 million, with an expected useful life of six years. Goodwill arising on the acquisition of DJ Pharma was valued at $70.5 million, and will be amortized over its estimated useful life of twenty years. Subsequent to the acquisition date, we agreed with Dura to repay the debt assumed and to settle all remaining license obligations. In doing so we obtained full ownership of the Dura-Vent and Rondec product lines, and were assigned the license to the Keftab product line.

    The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company. Prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. With the acquisition of DJ Pharma we are strengthened in a number of ways, such as:

    - We obtained an existing sales force to complement our Canadian Crystaal operation, thereby giving us direct control over our marketing efforts throughout North America

    - We gained immediate access to an existing revenue stream from DJ Pharma's portfolio of products

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    - We enhanced the value of our branded product pipeline through our ability to direct market, and thereby retain a larger percentage of the profit

    - We have greater ability to in-license and market products for third parties

    - We have increased our bargaining power in the out-licensing of products

    In short, this acquisition dramatically enhances the value of our product pipeline and provides an infrastructure upon which we can expand and grow to meet our increasing portfolio of products. In fact, we see a near term need to expand the DJ Pharma sales force to capitalize on the acquisition of the Cardizem-Registered Trademark- Products, particularly once we begin to market our Cardizem-Registered Trademark- XL product in 2002.

    On March 7, 2001, Eli Lilly & Company ("Eli Lilly") announced a voluntary recall of Keftab tablets because of undefined problems with stability. We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall.

1999 ACQUISITION

FUISZ TECHNOLOGIES LTD. (RENAMED BIOVAIL TECHNOLOGIES LTD.)

    On November 12, 1999, we acquired Fuisz Technologies Ltd. ("Fuisz") in order to enhance our available drug delivery technologies. Fuisz is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark- and other drug delivery technologies ("FlashDose").

    The total consideration paid for Fuisz consisted of $75.6 million in cash, and common shares worth $88.2 million. In addition, we incurred costs related to the acquisition of $7.3 million in 1999, and an additional $17.3 million in 2000. We accounted for the acquisition of Fuisz as a step acquisition under the purchase method. The net assets of Fuisz acquired included a provision for restructuring costs of $13.6 million, including $11.3 million for the settlement of contracts, and $1.3 million for the termination of employees. Certain operations of Fuisz were not considered strategic to our business plans, and accordingly were sold. We did not recognize any gain or loss on these transactions, because these operations were included at fair value in the purchase price allocation on November 12, 1999.

    In our 1999 consolidated financial statements, we recognized a $58.4 million equity loss reflecting our 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control, which included a $56.8 million charge for acquired research and development. The assets, liabilities, revenue and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

    Under GAAP, the acquisition of Fuisz resulted in a total charge of $137.5 million for acquired research and development. As at the date of acquisition, Fuisz was involved with seventeen product development projects, which were in various stages of completion, none of which had received regulatory approval, and were considered to have no alternative future use other than for the therapeutic indications for which they were being developed. Accordingly, the technological feasibility of the projects was not established at the acquisition date and was considered to be research and development. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and our ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits from these products unless this approval is obtained.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    In April 2000, one of the products under development at the time of acquisition received approval from the Medical Control Agency in the United Kingdom. The product, a FlashDose form of ibuprofen, represents the first commercial introduction of a product utilizing the Fuisz drug delivery technology. We are manufacturing the product, under the name Nurofen Meltlets, for Boots Healthcare International.

RESULTS OF OPERATIONS

    Total revenue in 2000 was $309.2 million, an increase of 79% from $172.5 million in 1999. The net loss in 2000 was $148.0 million, or a diluted loss per share of $1.16, compared to the 1999 net loss of $110.0 million, or a diluted loss per share of $1.07.

    The results for 2000 include charges of $208.4 million for acquired research and development, as a result of the acquisition of Intelligent Polymers, $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"), and $43.5 million for the cumulative effect of the adoption of SAB 101, offset by $9.3 million of the cumulative effect adjustment recognized in 2000 revenue. The results for 1999 include a charge of $105.7 million for acquired research and development, arising from the Fuisz acquisition and the purchase of Procardia XL from Intelligent Polymers, an equity loss in Fuisz of $58.4 million, and a net gain on the disposal of long-term investments of $1.9 million. Excluding the effects of these charges, net income and diluted earnings per share for 2000 would have been $114.7 million and $0.80, respectively, and net income and diluted earnings per share for 1999 would have been $52.2 million and $0.48, respectively. Excluding the effects of these charges, net income and diluted earnings per share increased by 120% and 67%, respectively for 2000 compared to 1999.

    Overall, our growth in 2000 was driven by the contribution from a number of new products in our generic portfolio, the inclusion of DJ Pharma from October 6, 2000, and increased research and development activities undertaken for Intelligent Polymers prior to September 29, 2000. We experienced a decrease in royalty and licensing revenues in 2000 compared to 1999 due to a decline in licensing activity, as we implemented our strategy to direct market our branded products through our sales and marketing operations.

REVENUE

    The following table displays, for 2000 and 1999, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total from 1999 to 2000.

                                                                           YEAR ENDED
                                                            -----------------------------------------   PERCENTAGE
                                                                   2000                  1999             CHANGE
                                                            -------------------   -------------------   ----------
                                                             $000S        %        $000S        %
Product sales.............................................  224,996       72       99,526       58          126%
Research and development..................................   66,834       22       48,232       28           39%
Royalty and licensing.....................................   17,340        6       24,706       14         (30)%
                                                            -------      ---      -------      ---
Total revenue.............................................  309,170      100      172,464      100           79%
                                                            =======      ===      =======      ===

PRODUCT SALES

    In 2000, product sales were $225.0 million, compared to $99.5 million in 1999. Product sales comprised 72% of total revenue in 2000, compared to 58% in 1999.

    The 126% increase in product sales in 2000 compared to 1999, was due to the combination of further market penetration of our Tiazac-Registered Trademark-brand, several successful generic product launches, and the incremental

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

revenues from sales of DJ Pharma's product portfolio since October 6, 2000. Sales of our principal product Tiazac-Registered Trademark-, in the United States and Canada, increased by 23% in 2000 compared to 1999, however as a percentage of total product sales, Tiazac-Registered Trademark-declined to 38% in 2000 from 70% in 1999, as sales of our generic products and the inclusion of DJ Pharma have reduced our dependence on this product. The growth in our generic product sales was a combination of increased market share of products launched in 1999 including our generic versions of Cardizem CD, Trental and Verelan, and new product launches this year including our generic versions of Voltaren XR, Adalat CC and Procardia XL. Our generic products are sold through our marketing partner, Teva Pharmaceuticals USA, Inc. ("Teva"). Teva launched our generic version of Voltaren XR in February 2000, following receipt of FDA approval. Adalat CC 30 mg dosage was launched in March 2000, which was six months earlier than scheduled as we had acquired the exclusive marketing rights to Elan Corporation, plc's ("Elan") version of the drug in October 1999. In
September 2000, we obtained final FDA approval for Procardia XL 60 mg dosage, and in December 2000, our Adalat CC 60 mg dosage was approved by the FDA. Teva immediately launched both of these products. In total, our sales of generic products increased by 265% over 1999, and represented approximately 40% of total product sales in 2000, compared to approximately 25% in 1999.

RESEARCH AND DEVELOPMENT

    Research and development revenues were $66.8 million in 2000, compared to $48.2 million in 1999. Research and development activities comprised 22% of total revenue in 2000, compared to 28% in 1999.

    Research and development revenues increased by 39% in 2000 over 1999. The increase over the past year came largely from services rendered to Intelligent Polymers, which expanded as certain of the products under development advanced from the formulation development stage to scale-up, and into clinical trials. After September 29, 2000, Intelligent Polymers took over the development of its products, and accordingly we did not earn any revenue from Intelligent Polymers in the fourth quarter of 2000. We earned revenue of $52.9 million from Intelligent Polymers for the period ended September 29, 2000, and $29.0 million for 1999. We also experienced an increase in performance from our contract research facility, measured in terms of patient bed nights and blood samples analyzed. We also have agreements with Teva, covering the development of certain generic oral controlled-release products, and with H. Lundbeck A/S, for a controlled-release formulation of the anti-depressant Citalopram.

ROYALTY AND LICENSING

    Royalty and licensing activities generated revenues of $17.3 million and $24.7 million, in 2000 and 1999, respectively. Royalty and licensing revenues comprised 6% and 14% of total revenue in 2000 and 1999, respectively.

    The 30% decline in royalty and licensing revenue in 2000 compared to 1999 was mainly due to licensing agreements entered into in 1999 with Mylan Pharmaceutical Inc. and Stada Arzneimittel AG covering Verelan and Viazem, respectively. Royalty income increased to $14.5 million in 2000, compared to $9.3 million in 1999. In both years, most of our royalties were derived from sales of Tiazac-Registered Trademark- to Forest. The increase in 2000 reflects higher Tiazac-Registered Trademark- product sales.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

OPERATING EXPENSES

    The following table displays, for 2000 and 1999, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total from 1999 to 2000.

                                                                           YEAR ENDED
                                                            -----------------------------------------   PERCENTAGE
                                                                   2000                  1999             CHANGE
                                                            -------------------   -------------------   ----------
                                                             $000S        %        $000S        %
Cost of goods sold........................................   68,031       22       35,078       20           94%
Research and development..................................   52,659       17       33,130       19           59%
Selling, general and administrative.......................   58,088       19       38,727       23           50%
                                                            -------      ---      -------      ---
Total expenses............................................  178,778       58      106,935       62           67%
                                                            =======      ===      =======      ===

COST OF GOODS SOLD AND GROSS MARGINS

    Cost of goods sold was $68.0 million in 2000 compared to $35.1 million in 1999, reflecting an increase of 94% from 1999 to 2000. The increase was the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of existing products. As a percentage of total revenue, cost of goods sold increased in 2000 compared to 1999, which reflects the level in product sales as a percentage of total revenue.

    Gross margins based on product sales in 2000 and 1999 were 70% and 65%, respectively. Our gross margins were impacted by sales volumes, pricing, product mix, and manufacturing volumes. The increase in gross margin in 2000 compared to 1999 reflected the significantly higher proportion of generic products in the overall mix, as these products can often contribute higher margins than Tiazac-Registered Trademark-. As well, the inclusion of DJ Pharma's directly marketed products had a positive impact on the overall margin.

RESEARCH AND DEVELOPMENT

    Research and development expense was $52.7 million in 2000 compared to $33.1 million in 1999. Research and development costs have increased significantly in dollar terms, but have remained relatively constant as a percentage of total revenue. The increase primarily reflected higher costs associated with the development of branded generic products on behalf of Intelligent Polymers, as these projects advanced into later stages. We did not incur any costs on these projects in the fourth quarter of 2000, as Intelligent Polymers took over the development of these products. The cost of providing these services to Intelligent Polymers was $35.2 million for period ended September 29, 2000, and $19.8 million for the year ended December 31, 1999.

    Also contributing to the 59% increase in 2000 compared to 1999, was the inclusion of costs related to the development of FlashDose products. We also incurred higher costs at our contract research facility in proportion to the increased level of activity performed there for third party clients.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses were $58.1 million and $38.7 million in 2000 and 1999, respectively. These expenses were 19% of total revenue in 2000, compared to 23% in 1999. The 50% increase in selling, general and administrative expenses in 2000 compared to 1999 was mainly due to the acquisitions of, and the related amortization expense associated with, DJ Pharma and Fuisz. The increase in selling, general and administrative expenses arising from the acquisition of DJ Pharma and Fuisz was $22.0 million in 2000, and $3.6 million in 1999 relating only to Fuisz. Excluding the incremental costs of these acquisitions, adjusted selling,

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

general and administrative expenses would have been approximately $36 million and $35 million in 2000 and 1999, respectively.

    Between 2000 and 1999, adjusted selling, general and administrative expenses remained relatively constant in dollar terms, but declined as a percentage of revenue. This decline reflected a reduction in the compensation cost related to employee stock options, due to amendments to our Stock Option Plan which, effective January 1, 2000, made the plan non-compensatory. In addition, in December 2000 we entered into an agreement with Aventis to dismiss our lawsuit against them. Our lawsuit, which we initiated in 1998, alleged interference with our ability to market products that would compete with Cardizem-Registered Trademark- CD in the United States and Canada. Under the terms of the agreement, Aventis reimbursed us for expenses we incurred during 2000 in pursuing the litigation, and for other expenses incurred reasonably related to the litigation. A portion of these costs was included in selling, general and administrative expenses. Accordingly, in the fourth quarter of 2000, we recorded the pertinent share of this reimbursement to reduce selling, general and administrative expenses. We did not record any amount in excess of the expenses we had directly incurred during 2000 related to this matter, nor did we receive any reimbursement for costs incurred during 1999, which has contributed to the percentage decline, relative to revenue, of adjusted selling, general and administrative expenses between the two years.

ACQUIRED RESEARCH AND DEVELOPMENT

    As discussed, in 2000 we incurred a one-time charge for acquired research and development of $208.4 million as a result of our acquisition of Intelligent Polymers. In 1999, as a result of our acquisition of Fuisz, we incurred a one-time charge for acquired research and development of $137.5 million of which $56.8 was included in the equity loss, and we expensed the $25 million paid to Intelligent Polymers for Procardia XL. Under GAAP, acquired research and development having no alternative future use must be written-off at the time of acquisition.

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

    Interest income was earned on our investment portfolio, which is comprised of high-grade commercial paper and U.S. government treasury bills. For the period from January 1999 to March 2000, interest expense was primarily related to our Senior Notes. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and 6.75% Convertible Subordinated Preferred Equivalent Debentures (the "Debentures"), and accordingly interest expense since this time primarily related to the Debentures.

    Net interest income of $3.0 million in 2000 compares to net interest expense of $9.2 million in 1999. Net interest income in 2000 reflects an increase in the average size of our investment portfolio following the concurrent offering, and prior to our acquisitions of Intelligent Polymers, the Cardizem-Registered Trademark- Products, and DJ Pharma. Interest expense in 1999 included a full year of interest on the Senior Notes.

GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS

    In 1999, we disposed of certain long-term investments, which we had acquired in 1998, for a net gain of $1.9 million.

PROVISION FOR INCOME TAXES

    Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $9.4 million and $4.2 million in 2000 and 1999, respectively. These

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

provisions reflected effective tax rates on income before taxes, excluding non-deductible amounts, of approximately 7% and 6% in 2000 and 1999, respectively. The effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations earn income predominately in the United States.

EXTRAORDINARY ITEM

    The total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The extraordinary item reported in 2000 includes the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

EBITDA

    EBITDA, defined as earnings before interest, taxes, depreciation and amortization, and excluding acquired research and development, equity loss, and net gains, was $151.9 million and $74.4 million in 2000 and 1999, respectively.

GOODWILL AND INTANGIBLE ASSETS

    The increase in goodwill from $31.8 million at December 31, 1999 to $103.1 million at December 31, 2000, reflected the acquisition of DJ Pharma. The increase in intangible assets to $667.4 million at December 31, 2000 from $45.5 million at December 31, 1999, primarily reflected the acquisition of the Cardizem-Registered Trademark- Products valued at $406.1 million, and the value assigned to the DJ Pharma product portfolio of $154.1 million. In addition, under amendments to our marketing agreement with Elan for Adalat CC 30 mg, we have agreed to make minimum license payments to Elan over six years in the aggregate amount of $73.5 million, which we have capitalized at the discounted value of $64.7 million.

    We review long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. In doing so, we compare the carrying amount to the related, estimated undiscounted future net cash flows.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, we had cash and cash equivalents of $125.1 million compared to cash, cash equivalents, and short-term investments of $232.7 million at December 31, 1999. In December 2000, we arranged a $300 million revolving term Senior Secured Credit Facility (the "Credit Facility") that, subject to certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. At December 31, 2000, we had borrowed $210 million from the Credit Facility to finance the initial payment for the Cardizem-Registered Trademark- Products.

    At December 31, 2000, we had total long-term obligations of $438.7 million, including the current portion thereof. Long-term obligations consisted of the $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis for the Cardizem-Registered Trademark- Products, $58.1 million owing to Elan under the amended Adalat CC 30 mg marketing agreement, and $8.8 million of other obligations. At December 31, 1999, we had $137.5 million of long-term obligations, including $125 million of our Senior Notes.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    Also at December 31, 2000, we had $300 million of Debentures outstanding, which are due March 31, 2025. The Debentures are convertible at any time into our common shares at $30.337 per common share, and may be redeemed at our option beginning on March 31, 2003 at prescribed redemption prices. We have the special right to redeem the Debentures if the trading price of our common shares equals or exceeds $45.505 on the New York Stock Exchange for a specified period, subject to certain restrictions. Interest on the Debentures is payable quarterly in arrears. Subject to certain conditions, we have the right to defer the payment of interest for up to twenty consecutive quarters. Interest and principal are payable in cash or, at our option, using the proceeds from the sale of our common shares or other equity securities.

    At December 31, 2000, our working capital ratio was 0.9:1 compared to 4.6:1 at December 31, 1999. This decline was primarily due to lower cash, cash equivalents and short-term investment balances, and an increase in the current portion of long-term obligations resulting from our acquisition of DJ Pharma and Intelligent Polymers for cash consideration, and our obligation to Aventis for the Cardizem-Registered Trademark- Products, which is payable in 2001.

    Cash provided by operating activities, after changes in non-cash operating items, was $102.5 million in 2000 compared to $52.0 million in 1999. This increase reflected net income, after adjustments for non-cash items, of $149.7 million in 2000 compared to $43.7 million in 1999. We had a net increase in non-cash operating items of $47.2 million in 2000, compared to a decline of $8.3 million in 1999.

    Net cash used in investing activities was $582.3 million and $104.4 million in 2000 and 1999, respectively. Additions to property, plant and equipment were $15.8 million and $7.8 million in 2000 and 1999, respectively, and primarily related to the expansion of our manufacturing facilities. Business acquisitions, net of cash acquired, totaled $622.1 million in 2000 consisting of $239.7 million for the Cardizem-Registered Trademark- Products, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma, and $17.3 million of additional consideration paid for Fuisz, compared to $43.7 million in 1999 which was entirely related to Fuisz. We acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million in 2000, and we acquired product rights and royalty interests for $13.3 million in 1999. The net activity in short-term investments provided cash of $65.9 million in 2000, and used $54.7 million in 1999. In 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. Cash expended on long-term investments was $2.5 million in 2000, and cash received on the disposal of long-term investments was $12.0 million in 1999. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz. We received cash from the repayment of Executive Stock Purchase Plan loans of $3.1 million in 1999.

    Net cash provided by financing activities was $427.1 million and $151.9 million in 2000 and 1999, respectively. Net proceeds from the concurrent offering in March 2000 were $95.3 million from the issue of common shares, and $288.8 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million. In October 1999, we completed an equity offering for net proceeds of $246.1 million. Proceeds from issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $14.3 million and $7.6 million in 2000 and 1999, respectively. We repurchased common shares on the open market, under our share repurchase program, for $30.6 million in 1999. We received proceeds of $6.0 million on the exercise of warrants in 2000. We collected $2.3 million and $4.0 million of the warrant subscription receivable in 2000 and 1999, respectively. We borrowed $210 million from our Credit Facility, and paid $3 million in arrangement fees. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 1999, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $75.2 million.

    Overall, our cash and cash equivalents decreased by $52.9 million in 2000, and increased by $99.8 million in 1999.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    In February 2000, we entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico. This acquisition closed in January 2001, at which time we paid the remaining purchase price of $10 million.

    We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

MARKET RISK

    We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

    Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

    We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

    The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

    We are exposed to interest rate risk on borrowings from our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would increase interest expense by approximately $2 million on an annual basis. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

    The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our long-term obligations to Aventis and Elan is fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

    We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

                              BIOVAIL CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

RECENT ACCOUNTING DEVELOPMENTS

    In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS
No. 138. Accordingly, SFAS No. 133 will be effective for our financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. We believe the adoption of SFAS
No. 133 will not result in any cumulative effect adjustment in our consolidated statements of income (loss).

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND OFFICERS OF THE COMPANY

    The name, municipality of residence, their ages as of May 18, 2001 and position with the Company of each of the directors and executive officers are set forth below:

NAME(1)                                                AGE                      POSITION
-------                                              --------   -----------------------------------------
Eugene N. Melnyk...................................     41      Chairman of the Board and Director
St. Philip, Barbados

Bruce D. Brydon....................................     54      Chief Executive Officer and Director
Milton, Ontario, Canada

William S. Poole...................................     54      President, North American Pharmaceuticals
Raleigh, North Carolina, USA

Kenneth C. Cancellara, Q.C.........................     54      Senior Vice President, General Counsel,
Toronto, Ontario, Canada                                        Secretary

Rolf K. Reininghaus................................     55      Senior Vice President and Director
Mississauga, Ontario, Canada

Paul W. Haddy(2)...................................     48      Director
Christ Church, Barbados

Wilfred G. Bristow(2)..............................     68      Director
Campbellville, Ontario, Canada

Roger Rowan(2).....................................     47      Director
Toronto, Ontario Canada

Robert Vujea.......................................     75      Director
Grand Rapids, Michigan, USA

Brian H. Crombie...................................     41      Senior Vice President and
Mississauga, Ontario, Canada                                    Chief Financial Officer

------------

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

    MR. POOLE joined Biovail in early 2001 and brings over 25 years of pharmaceutical and health care industry experience to his position as President, North American Pharmaceuticals. Mr. Poole served from 1997 to 2000 as Corporate Vice President of Novo Nordisk Pharmaceuticals Inc., and President of North America. Mr. Poole was President of Fisons Pharmaceuticals from 1995 until its merger with Rhone-Poulenc Rorer in 1996. Mr. Poole had an extensive career (1972-1994) with the American Cyanamid Co., serving in increasingly responsible positions with The Lederle Pharmaceutical Division and was Global President of the Davis & Geck Medical Device Division upon its merger with American Home Products.

    MR. CANCELLARA joined Biovail as Senior Vice President and General Counsel in March 1996, was appointed Secretary in April 1996, and has been a Director since May 1995 to June 2000. Prior to that time, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he held many positions including Chairman of the Executive Committee and managing partner.

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

    MR. CROMBIE joined Biovail as Senior Vice President and Chief Financial Officer in May 2000. Mr. Crombie came to Biovail from The Jim Pattison Group, one of Canada's largest private holding companies where he served as Managing Director Corporate Finance from 1998 to 2000 and was responsible for corporate development and treasury. Prior to that time, he spent 7 years in finance and general management positions with The Molson Companies most recently as SVP Corporate Finance and Treasurer responsible for planning, accounting and control, corporate development, treasury and investor relations. Mr. Crombie is a graduate of The Harvard Graduate School of Business where he received his Masters in Business Administration.

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

    MR. HADDY was elected to the Board of Directors in June 2000. Mr. Haddy has been the Chairman and Chief Executive Officer of London Life Bank and Trust Corporation, a financial institution providing international banking and segregated fund management, asset and liability management and pooled fixed income funds since March 1997. Prior thereto, Mr. Haddy was Chairman of London Life & Casualty Reinsurance Corporation since 1994.

B.  COMPENSATION OF DIRECTORS AND OFFICERS

    The following table sets forth the compensation information for each of the last three fiscal years for the Chairman and the executive officers of the Company who served as executive officers at the end of 2000 ("Named Executive Officers"). This information includes the U.S. dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.

                           SUMMARY COMPENSATION TABLE

                                        ANNUAL
                                     COMPENSATION                        LONG-TERM COMPENSATION
                                  -------------------              -----------------------------------
                                                                           AWARDS            PAYMENTS
                                                                   ----------------------   ----------
                                                          OTHER     SECURITIES   RESTRICTED                               TOTAL
                                                         ANNUAL       UNDER       SHARES OR                 ALL OTHER    COMPEN-
                                                         COMPEN-     OPTIONS     RESTRICTED     LTIP(4)      COMPEN-      SATION
NAME AND PRINCIPAL                 SALARY     BONUS     SATION(2)   GRANTED(3)   SHARE UNITS    PAYOUTS     SATION(2)     EARNED
POSITION                 YEAR     (U.S.$)    (U.S.$)     (U.S.$)       (#)         (U.S.$)      (U.S.$)      (U.S.$)     (U.S.$)
------------------     --------   --------   --------   ---------   ----------   -----------   ----------   ---------   ----------
Eugene N. Melnyk.....    2000     502,404    125,000      --         900,000       --          26,500,804     --        27,218,208
Chairman                 1999     456,731      --         --         240,000       --              --         --           456,731
of the Board             1998     415,210      --         --           --          --              --         --           415,210

Bruce D. Brydon(1)...    2000     275,763    241,193      --           --          --           4,200,278     --         4,717,234
Chief Executive          1999     259,273      --         --           --          --           3,259,500     --         3,518,773
Officer                  1998     266,033                 --           --          --           2,473,617     --         2,739,650

Robert A.                2000     213,413    120,317      --          30,000       --             747,809     --         1,081,539
  Podruzny(1)........
Senior Vice President    1999     221,728     20,759      --         240,000       --           1,094,900     --         1,337,387
                         1998     134,700     25,754      --           --          --              --         --           160,454

Brian H.                 2000     130,812     33,345      --         120,000       --              --         --           164,157
  Crombie(1)(5)......
Senior Vice              1999       --         --         --           --          --              --         --            --
  President,
Chief Financial          1998       --         --         --           --          --              --         --            --
  Officer

Kenneth C.               2000     200,079      --         --          45,000       --           2,799,684     --         2,999,763
  Cancellara(1)......
Senior Vice President    1999     207,870      --         --         240,000       --             564,263     --           772,133
and General Counsel      1998     168,375                 --           --          --           2,957,262     --         3,125,637

Rolf K.                  2000     152,548    120,317      --          30,000       --           8,245,858     --         8,518,723
  Reininghaus(1).....
Senior Vice-President    1999     158,495     34,601      --         240,000       --              --         --           193,096
                         1998     118,536      --         --           --          --           6,108,192     --         6,226,728

---------------

Notes:

(1) The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than in respect of Mr. Melnyk, these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 2000 -- .6669; 1999 -- .6929; and 1998 -- .6735.

(2) Perquisites and other personal benefits for Named Executive Officers did not exceed the minimum threshold disclosure level in 2000.

(3) All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993. With the exception of certain options granted in January and December 1999, all options are for a term of 7 years and become exercisable as to a maximum of 25% on each of the first, second, third and fourth anniversaries of the date of grant. 480,000 options were granted in January 1999 and are for a term of 5 years and become exercisable 26 months from the date of grant. A further 480,000 options were granted in December 1999 and are for a term of ]7 years and become exercisable during a period commencing 12 to 15 months from the date of grant. Upon a change of control of Biovail Corporation, the Company has agreed to accelerate the vesting of the 480,000 options granted in January 1999 and to pay a cash bonus equal to the exercise price of all such options, which must be used to purchase shares.

(4) Relates to the value of options exercised pursuant to the stock option plan.

(5) Mr. Crombie joined the company on May 1, 2000.

(6) Mr. Poole joined the company on January 15, 2001.

EMPLOYMENT AGREEMENTS

    Eugene Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of $530,538, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either the Company or Mr. Melnyk upon prior written notice.

    Bruce Brydon, as Chief Executive Officer and Director, pursuant to an Employment Agreement effective January 1, 1999, receives an annual salary of Cdn $434,500 plus business expenses. The Employment Agreement is terminable by the Company and/or Mr. Brydon upon 90 days' written notice.

    William S. Poole, as President, North American Pharmaceuticals, pursuant to an Employment Agreement made as of January 12, 2001 receives an annual salary of US $400,000, subject to a cost of living adjustment, reimbursement of business expenses. The Employment Agreement has a term of two years, expiring in January 15, 2003 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Poole upon 180 days' prior notice.

    Kenneth Cancellara, as Senior Vice President, General Counsel, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary of Cdn $300,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

    Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of Cdn $228,742, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors as well as reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

    Brian Crombie, as Senior Vice President and Chief Financial Officer, pursuant to an Employment Agreement made as of March 21, 2001 receives an annual salary of Cdn $300,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in May 1, 2005 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Crombie upon 120 days' prior notice.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

    The Company maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $25,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 2000 fiscal year the amount of the premiums paid in respect of such insurance was $257,310.

REMUNERATION AND TERM OF DIRECTORS

    Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan. During 2000, 1,085,000 options were granted to directors of the Company, of which 1,005,000 were awarded to Named Executive Officers and 80,000 were awarded to unrelated directors.

    The directors are elected at the annual meeting of shareholders to hold office until the next annual meeting of shareholders or until their successors are elected.

COMPENSATION COMMITTEE

    The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

    Compensation for executive officers (including the CEO) is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the below referenced objectives.

    It is the responsibility of the Board of Directors to determine the level of compensation in respect of the Company's senior executives (including the CEO) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the corporate, divisional and personal objectives and enhancement of shareholder value through increases in the stock price resulting from increases in sales revenue, cost efficient production and enhanced annual cash flow.

    In establishing the levels of base salary, the award of stock options and performance bonuses the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

PENSION PLAN

    The Company does not maintain a pension plan for its employees, officers or directors.

STOCK OPTION PLAN

    The Company may grant directors and officers options to purchase common shares of the Company under the Plan (described under "-- Stock Option Plan" in Item 6.E below). The following tables provide information on those options granted and exercised during 2000 and held at the end of 2000 by the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                       MARKET VALUE OF
                                             % OF TOTAL                   SECURITIES
                                              OPTIONS      EXERCISE       UNDERLYING
                              SECURITIES     GRANTED TO     PRICE       OPTIONS ON THE
                             UNDER OPTIONS   EMPLOYEES     (U.S. $/     DATE OF GRANT
NAME                         GRANTED #(1)    IN PERIOD    SECURITY)    (U.S.$/SECURITY)    EXPIRATION DATE
----                         -------------   ----------   ----------   ----------------   -----------------
Eugene Melnyk(2)...........     600,000         26.6%       22.50           22.25          January 04, 2007
             (3)...........     300,000         12.8%       36.00           35.74         December 22, 2007

Bruce Brydon...............      --             --          --             --                    --

Robert Podruzny(3).........      30,000          1.3%       36.00           35.74         December 22, 2007

Kenneth Cancellara(3)......      45,000          1.9%       36.00           35.74         December 22, 2007

Rolf Reininghaus(3)........      30,000          1.3%       36.00           35.74         December 22, 2007

Brian H. Crombie(4)........      30,000          1.3%       22.50           22.00            March 29, 2007
               (4).........      60,000          2.6%       27.72           27.72             June 30, 2007
               (3).........      30,000          1.3%       36.00           35.74         December 22, 2007

------------

(1) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of Common Shares of the Company and are for a term of 7 years.

(2) The options become exercisable as to a maximum of 25% on March 1st of 2001, 2002, 2003 and 2004 respectively.

(3) The options become exercisable as to a maximum of 25% on March 1st of 2002, 2003, 2004 and 2005 respectively.

(4) The options become exercisable as to a maximum of 25% on July 1st of 2002, 2003, 2004 and 2005 respectively.

       AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

                                   SECURITIES                                            VALUE OF UNEXERCISED
                                    ACQUIRED    AGGREGATE    UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS
                                       ON         VALUE         FISCAL YEAR-END             FISCAL YEAR-END
                                    EXERCISE     REALIZED         EXERCISABLE/               EXERCISABLE/
NAME                                  (#)        (U.S.$)       UNEXERCISABLE (#)      UNEXERCISABLE(1)(2) (U.S.$)
----                               ----------   ----------   ----------------------   ---------------------------
Eugene N. Melnyk.................    900,000    26,590,803   2,160,000 / 2,220,000     67,154,400 / 49,654,800

Bruce D. Brydon..................    176,000     4,260,278          -- / --                    -- / --

Robert A. Podruzny...............     43,200       747,809     55,200 / 270,000         1,729,968 / 5,506,800

Kenneth C. Cancellara............    126,600     2,799,684       -- / 285,000              -- / 5,549,400

Rolf K. Reininghaus..............    420,000     8,245,858       -- / 270,000              -- / 5,506,800

Brian H. Crombie.................     --            --           -- / 120,000              -- / 1,242,600

------------

Notes:

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the New York Stock Exchange on December 31, 2000 (U.S.$38.84), less the exercise price of in-the-money options.

(2) All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993. With the exception of certain options granted in January and December 1999, all options are for a term of 7 years and become exercisable as to a maximum of 25% on each of the first, second, third and fourth anniversaries of the date of grant. 480,000 options were granted in January 1999 and are for a term of 5 years and become exercisable 26 months from the date of grant. A further 480,000 options were granted in December 1999 and are for a term of 7 years and become exercisable during a period commencing 12 to 15 months from the date of grant. Upon a change of control of Biovail Corporation, the Company has agreed to accelerate the vesting of the 480,000 options granted in January 1999 and to pay a cash bonus equal to the exercise price of all such options, which must be used to purchase shares.

EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan ("EPP") was established in 1997 and approved by the shareholders at the Special Meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP taking into consideration the 2 for 1 stock splits completed in December, 1999 and October, 2000 shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

    As of March 31, 2000 the Company had issued 30,416 shares pursuant to the EPP, of which 5,090 were issued in 2000 and 2,130 in 2001.

C.  BOARD PRACTICES

    Information regarding the Company's Board of Directors is provided in
Item 6.B. "Compensation of Directors and Officers" above and Item 10.B. "Memorandum and Articles of Association" below.

D.  EMPLOYEES

    At December 31, 2000, we had 1,200 employees, including 350 in part-time positions, of whom 454 were engaged in sales and marketing, 351 were engaged in research and development, 321 were engaged in manufacturing, and the remaining 74 worked in general and administrative areas. At December 31, 1999 and 1998, we had 701 and 465 employees, respectively, of whom 146 and 117, respectively, were in part-time positions. None of our employees are represented by a collective bargaining agreement.

E.  SHARE OWNERSHIP

    The following table shows the number and percent of Common Shares beneficially owned by Eugene Melnyk and the officers and directors as a group (7 persons). Other than Mr. Melnyk, no executive officer or director of the Company beneficially owns 1% or more of the Company's Common Shares.

NAME OF BENEFICIAL OWNER                                      COMMON SHARES OWNED   PERCENT(1)
------------------------                                      -------------------   ----------
Eugene Melnyk(2)............................................       24,912,496          18.8%
Officers and directors as a group (8 persons)...............       25,894,652          19.6%

------------

(1) Does not include 9,348,104 common shares issuable upon exercise of stock options outstanding under our stock option plan, and 14,349,000 common shares issuable upon exercise of outstanding warrants.

(2) Mr. Melnyk also has options to purchase 4,380,000 common shares, of which 2,160,000 are exerciseable.

STOCK OPTION PLAN

    Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the Shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in December 1999 and October 2000, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

    As at March 31, 2001, the Company has granted an aggregate of 9,414,780 options which are outstanding at exercise prices ranging from $2.96 to $40.00 per share. The options are exercisable on various dates up to January 15, 2008.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

    As far as known to the Company, Biovail is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

    Other than as provided in Item 6.E "Share Ownership" above, we are not aware of any shareholders owning more than 5% of our outstanding voting securities as of May 18, 2001.

    The following table indicates as of March 31, 2000, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with United States addresses, the portion of the outstanding Common Shares held in the United States, and the percentage of Common Shares held in the United States:

                                                                              NUMBER OF        PERCENTAGE OF
                                             TOTAL NUMBER                   COMMON SHARES      COMMON SHARES
                                              OF COMMON      NUMBER OF         HELD BY            HELD BY
                                                SHARES      U.S. HOLDERS   U.S. HOLDERS OF    U.S. HOLDERS OF
TOTAL NUMBER OF HOLDERS OF RECORD(1)         OUTSTANDING    OF RECORD(2)        RECORD             RECORD
------------------------------------         ------------   ------------   ----------------   ----------------
813........................................  132,142,211         233         111,227,105           84.2%

------------

(1) A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 14,700 holders.

(2) The computation of the number of Common Shares held in the United States is based upon the number of holders of record with United States' addresses. United States residents may beneficially own Common Shares owned of record by non-United States residents.

B.  RELATED PARTY TRANSACTIONS

INDEBTEDNESS OF EXECUTIVE OFFICERS

    None of the directors, executive officers or senior officers was indebted to the Company during the most recently completed financial year.

    In March 2001, the Company authorized the making of a U.S.$600,000 loan to William S. Poole, an executive officer of the Company; the loan is secured by a mortgage/charge on the personal residence and the loan shall not bear interest until the first day of March 2004. Thereafter, the loan will bear interest equal to the Company's rate for borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

C.  INTERESTS OF EXPERTS AND COUNSEL

    Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    The financial statements filed as part of this annual report are filed under
Item 18.

LITIGATION

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

    In this regard, Biovail Corporation and its wholly owned subsidiary, Biovail Laboratories, Inc. (for purposes of this Item 8.A. "Litigation", "Biovail"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

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

    On or about February 15, 2001, ANDRX Pharmaceuticals, Inc. ("ANDRX") commenced action against Biovail Corporation and Biovail Laboratories, Inc. (together "Biovail") in which ANDRX alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange/Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. ANDRX's motion for Injunctive Relief was denied.

    Biovail will contest ANDRX's allegations aggressively, and will raise defenses and counter-claims.

    Biovail has recently commenced a patent infringement suit against ANDRX with respect to Biovail's recently listed patent covering
Tiazac-Registered Trademark-.

    Since these actions are at their initial stages, it is not possible to provide any reasonable forecast at this time.

    In February, 2001, Biovail Laboratories, Inc. commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer Inc. claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

    On or about February 13, 2001, Mylan Pharmaceuticals, Inc. brought an action against the FDA alleging that the FDA had improperly granted to Biovail Laboratories, Inc. approval of its generic version of Pfizer Inc.'s 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval.

    Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The Court has denied Mylan's Application. Mylan has appealed. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product. Nevertheless, this action is in the early stages and it is not possible to be more definitive at this time with respect to the likely result of the suit.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

    In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail believes that the allegations against the defendants are meritorious and is in the process of vigorously litigating the suit.

    In response to Biovail's suit, Richard Fuisz has brought certain legal actions intended to compel Biovail to pay him certain consulting fees which Biovail claims are not due because of Fuisz's breach of a Consulting Agreement pursuant to which such fess are established. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware action is without merit and has been vigorously defending the lawsuit.

    Biovail entered into a settlement with Hoechst Aktiengesselschaft and related parties with respect to an action commenced by Biovail in March 1998 with respect to damages to Biovail resulting from an agreement between Hoechst and Andrx Pharmaceuticals that had the effect of blocking the marketing of Biovail's generic version of Cardizem CD.

    In December 2000, the Company completed a settlement of the legal action it had brought against Hoechst AG and related parties ("Aventis"). As a result of this settlement, the Company received the sum of $19,500,000 as a reimbursement for expenses directly incurred in pursuing the litigation, and other expenses reasonably related to the litigation, during 2000. The reimbursement has been recorded as a reduction to costs of $3,700,000 included in cost of goods sold, and to costs of $15,800,000 included in selling, general and administrative expenses. The Company did not receive any reimbursement for costs related to the litigation incurred prior to 2000.

    For additional discussion of our legal proceedings, see note 21 to our consolidated financial statements included elsewhere in this annual report.

B.  SIGNIFICANT CHANGES

    Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of the Company since the date of the audited consolidated financial statements.

ITEM 9.  THE OFFER AND LISTING

A.  NATURE OF TRADING MARKET

    Our common shares are traded on the New York Stock Exchange ("NYSE") and on the Toronto Stock Exchange ("TSE") under the symbol "BVF". The last reported sales price of our common shares on May 11, 2001 on the NYSE was $38.97 and on the TSE was Cdn$60.45. The following table sets forth the high and low per share sales prices for our common shares on the NYSE and TSE for the periods indicated.

                                                                            COMMON SHARES
                                                              -----------------------------------------
                                                                     NYSE                   TSE
                                                              -------------------   -------------------
                                                                HIGH       LOW        HIGH       LOW
                                                                 $          $         CDN$       CDN$
                                                              --------   --------   --------   --------
1996........................................................    9.47       5.00      13.63       7.06
1997........................................................    9.92       5.09      14.11       7.11
1998........................................................   12.38       5.11      17.55       8.00
1999
Quarter 1...................................................   10.83       8.64      16.50      12.77
Quarter 2...................................................   12.78       8.09      18.63      11.97
Quarter 3...................................................   14.75      11.95      22.13      17.43
Quarter 4...................................................   23.44      12.72      33.95      18.68

2000
Quarter 1...................................................   35.75      19.13      52.00      27.50
Quarter 2...................................................   28.44      19.56      42.18      28.28
Quarter 3...................................................   42.75      27.69      64.75      40.70
Quarter 4...................................................   45.38      31.78      69.50      48.50
December....................................................   41.80      31.78      63.43      48.50

2001
January.....................................................   44.65      33.00      67.05      49.40
February....................................................   47.70      41.56      73.00      62.65
March.......................................................   46.40      29.03      71.55      46.50
April.......................................................   40.45      29.10      63.36      45.80
May (through to May 11, 2000)...............................   40.00      36.90      62.44      57.02

    Our warrants entitle the holder to purchase four of our common shares at a per share price of $10.00 from October 1, 1999 until September 30, 2002. Our warrants have traded on the NYSE since September 30, 1999 under the symbol "BVF_w". Our Convertible Subordinated Preferred Equivalent Debentures ("Debentures") are convertible at any time into our common shares at $30.337 per share. Our Debentures have traded on the NYSE since March 18, 2000 under the symbol "BVF_p". The last reported sales prices of our warrants and

Debentures on May 11, 2001 on the NYSE were $117.50 and $71.75, respectively. The following table sets forth the high and low per share sales prices for our warrants and Debentures on the NYSE for the periods indicated.

                                                                  WARRANTS(1)          DEBENTURES(2)
                                                              -------------------   -------------------
                                                                HIGH       LOW        HIGH       LOW
                                                                 $          $          $          $
                                                              --------   --------   --------   --------
1999
Quarter 4...................................................    57.38      23.00     n/a        n/a

2000
Quarter 1...................................................   101.13      43.00     50.00      42.25
Quarter 2...................................................    76.00      45.25     56.81      39.25
Quarter 3...................................................   132.00      76.25     77.13      53.44
Quarter 4...................................................   143.50      94.00     82.38      62.80
December....................................................   125.04      97.00     75.88      62.80

2001
January.....................................................   140.00     100.05     80.25      64.00
February....................................................   150.50     133.24     85.19      77.66
March.......................................................   145.05      80.00     83.23      58.00
April.......................................................   122.20      80.25     73.56      56.50
May (through to May 11, 2001)...............................   121.00     110.00     73.00      69.70

---------------

(1) The warrants began to trade on the NYSE on September 30, 1999.

(2) The Debentures began to trade on the NYSE on March 18, 2000.

MARKET PRICE VOLATILITY OF COMMON SHARES

    Market prices for the securities of pharmaceutical and biotechnology companies, including Biovail, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as: fluctuations in the Company's operating results, the aftermath of public announcements by the Company, concern as to safety of drugs, and general market conditions, can have an adverse effect on the market price of the Company's Common Shares and other securities.

B.  PLAN OF DISTRIBUTION

    Not applicable.

C.  MARKETS

    The Company's Common Shares, no par value (the "Common Shares") are traded on the NYSE and the TSE under the symbol "BVF".

    The Company's Warrants, each warrant entitling the holder to purchase one Common Share are traded on the NYSE under the symbol "BVF_w".

    The Company's 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 are traded on the NYSE under the symbol "BVF_p".

D.  SELLING SHAREHOLDERS

    Not applicable.

E.  DILUTION

    Not applicable.

F.  EXPENSES OF THE ISSUE

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

    Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

ARTICLES OF AMALGAMATION

    The Company is governed by its articles of amalgamation (the "Articles") under the BUSINESS CORPORATIONS ACT (Ontario) (the "OBCA") and by its by-laws (the "By-laws"). The Company's Ontario corporation number is 1402077. The Company's articles provide that there are no restrictions on the business the Company may carry on or on the powers the Company may exercise. Companies incorporated under the OBCA are not required to include specific objects or purposes in their articles or by-laws.

DIRECTORS

    Subject to certain exceptions, including in respect of their own compensation, directors may not vote on matters in which they have a material interest. The directors are entitled to remuneration as shall from time to time be determined by the Board. The directors may exercise all the powers of the Company to borrow money. These powers may be amended by resolution of the shareholders. Directors are not required to retire at a particular age. There is no requirement for the directors to hold shares.

RIGHTS, PREFERENCES AND DIVIDENDS ATTACHING TO SHARES

    Any dividend unclaimed after a period of six years from the date on which such dividend is declared to be payable shall be forfeited and shall revert to the Corporation. Each of the holders of the Company's common shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held at such annual and/or special meeting, including with respect to the re-election of directors. Subject to the provisions of the By-laws, all directors may, if still qualified to serve as directors of the Company, stand for re-election. The Company's Board of Directors is not replaced at staggered intervals.

    The holders of the Company's common shares have the right to receive dividends in the Corporation if and when declared. On a distribution of assets of the Company on a winding-up, dissolution or other return of capital (subject to certain exceptions) the holders of the Company's common shares the Company's shareholders shall have a right to receive their PRO RATA share of such distribution. The Company's shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable. There are no sinking fund or redemption provisions in respect of the Company's common shares.

    The Company is permitted under its Articles to issue Class A Shares on such terms and in such manner as the directors may determine. As of the date hereof, no Class A shares are issued and outstanding.

ACTION NECESSARY TO CHANGE THE RIGHTS OF SHAREHOLDERS

    The rights attaching to the different classes of shares may be varied by special resolution passed at a meeting of that class's shareholders.

LIMITATIONS ON THE RIGHTS TO OWN SHARES

    The Articles do not contain any limitations on the rights to own shares.

ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS

    The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities. Subject to certain provisions of the By-laws, a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than a prescribed percentage of the total number of issued and outstanding shares of the Company is required. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to annual and/or special meetings of the Company.

OTHER PROVISIONS OF ARTICLES AND BY-LAWS

    There are no provisions in the Articles or By-laws:

    - delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;

    - discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

    - requiring disclosure of share ownership; and

    - governing changes in capital, where such provisions are more stringent than those required by law.

C.  MATERIAL CONTRACTS

    Not applicable.

D.  EXCHANGE CONTROLS

    There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the Common Shares of the Company.

INVESTMENT CANADA ACT

    Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" is subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, and will not be allowed unless the investment is found likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (i) Cdn$5 million or more in the case of a "direct" acquisition;
(ii) Cdn$50 million or more in the case of an "indirect" acquisition; or
(iii) between Cdn$5 million or more but less than Cdn$50 million where the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

    These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn$209 million or more for the year 2001 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$209 million threshold applies.

    These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Heritage Minister can elect to review the transaction even where it does not exceed the lower asset threshold test above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its implementation.

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

    A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have total assets in Canada or total revenues from sales in, from or into Canada that exceed Cdn$400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met:
1) for an acquisition of assets in Canada where the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada that are being acquired exceeds Cdn$35 million; 2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns more than 20% or more of the voting shares of the target, then more than 50%) of the voting shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is more than 35% of the voting shares (and more than 50% if the acquiror owns 35% or more of the voting shares of the subject company prior to making the acquisition) and assets in Canada or the revenues in or from Canada of the Corporation the shares of which are acquired exceed Cdn$35 million; or 3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed Cdn$70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed Cdn$70 million.

    Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

E.  TAXATION

CANADIAN FEDERAL INCOME TAXATION

    The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of the Company's Common Shares who, for the purposes of the Canadian Tax Act (as defined below), is or was neither resident nor deemed to be resident in Canada at any time while holding such Common Shares, deals at arm's length with the Company, holds such Common Shares as capital property, does not use or hold and is not deemed or otherwise considered to use or hold such Common Shares in carrying on a business in Canada and whose Common Shares do not otherwise constitute "taxable Canadian property" (a "Non-Resident Shareholder"). Common Shares of a non-resident of Canada will generally not constitute "taxable Canadian property" unless either
(a) at any time during the period of 60 months immediately preceding the disposition of such Common Shares by such non-resident, 25% or more of the issued shares of any class or series of the capital stock of the Company (and, in the view of the Canada Customs and Revenue Agency, taking into account any rights to acquire shares) were owned by the non-resident, by persons with whom the non-resident did not deal at arm's length, or any combination thereof, or
(b) the non-resident's Common Shares are otherwise deemed to be "taxable Canadian property".

    This summary is based upon the current provisions of the INCOME TAX ACT (Canada) (the "Canadian Tax Act"), the regulations thereunder, the CANADA-UNITED STATES INCOME TAX CONVENTION, 1980, and the Company's understanding of the current administrative and assessing policies and practices published by the Canada Customs and Revenue Agency. This summary also takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE GENERALLY OR TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR TAX POSITIONS. A HOLDER THAT IS, AS DEFINED UNDER THE CANADIAN
TAX ACT, A "SPECIFIED FINANCIAL INSTITUTION", OR IS OTHERWISE A "FINANCIAL INSTITUTION" SUBJECT TO SPECIAL PROVISIONS OF THE CANADIAN TAX ACT APPLICABLE TO "MARK-TO-MARKET PROPERTY", OR A HOLDER THAT IS AN INSURER THAT CARRIES ON AN INSURANCE BUSINESS IN CANADA AND ELSEWHERE, SHOULD CONSULT ITS OWN TAX ADVISORS AS THE FOLLOWING SUMMARY DOES NOT APPLY TO SUCH A HOLDER.

    GAINS ON DISPOSITION OF COMMON SHARES

    No tax will generally be payable under the Canadian Tax Act on any capital gain realized by a Non-Resident Shareholder on the disposition of such Non-Resident Shareholder's Common Shares.

    DIVIDENDS ON COMMON SHARES

    Subject to the provisions of an applicable income tax treaty, dividends (including deemed dividends, which could arise upon, among other circumstances, the disposition of Common Shares to the Company) paid or credited by the Company on the Common Shares to a Non-Resident Shareholder will generally be subject to non-resident withholding tax under the Canadian Tax Act, at a rate of 25% of the amounts paid or credited. Under the provisions of the CANADA-UNITED STATES INCOME TAX CONVENTION, 1980, as amended (the "Convention"), the rate of withholding tax on dividends paid by the Company to a Non-Resident Shareholder that is a resident of the United States for the purposes of the Convention and is the beneficial owner of such dividends is generally reduced to (a) 5% if the Non-Resident Shareholder is a company which owns at least 10% of the Company's voting stock or (b) 15% in all other cases.

U.S. FEDERAL INCOME TAXATION

    The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of common shares to U.S. Holders (as defined below) who hold common shares as capital assets. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively.

    The discussion is for general information only and may not apply to certain categories of shareholders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "CODE"), such as Non-U.S. Holders (as defined below), holders that are passthrough entities or investors in passthrough entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold common shares as a position in a straddle or as part of a "hedging," "integrated, "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only federal income tax consequences and does not address any other U.S. federal tax consequences or any state, local or other tax consequences. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES TO THEM, INCLUDING ANY U.S. FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES.

    For purposes of the following discussion, the term "U.S. Holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, a U.S. citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for U.S. income tax purposes regardless of its source, or a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable
U.S. Treasury Regulations to be treated as a United States person. A

"Non-U.S. Holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

    TAXATION OF DIVIDENDS

    Subject to the following discussion of special rules applicable to "PFICs," U.S. Holders generally will treat the gross amount of any dividends, if any, paid by the Company, without reduction for Canadian withholding taxes, as ordinary taxable income for U.S. federal income tax purposes. In certain circumstances, however, U.S. Holders may be eligible to receive a foreign tax credit for the Canadian withholding taxes and, in the case of a corporate
U.S. Holder, owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. Dividends paid by the Company, if any, will not qualify for the dividends received deduction otherwise available to corporate U.S. Holders.

    The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is distributed regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

    It is possible that the Company is, or at some future time will be, at least 50% owned by United States persons. Dividends paid by a foreign corporation that is at least 50% owned by United States persons may be treated as United States source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of United States source income. The effect of this rule may be to treat a portion of any dividends paid by the Company as United States source income. The Code permits a U.S. Holder entitled to benefits under the Canada-U.S. Income Tax Treaty to elect to treat any Company dividends as foreign source income for foreign tax credit limitation purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder's foreign tax credit. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

SALE, EXCHANGE OR OTHER DISPOSITION

    Subject to the following discussion of special rules applicable to "PFICs," U.S. Holders will generally recognize capital gain or loss on the sale, exchange or other disposition of common shares. Such gain or loss will be long-term capital gain or loss if the common shares have been held for more than one year. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. The deduction of capital losses is subject to limitations.

    PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

    A "passive foreign investment company" (a "PFIC") is any foreign corporation if, after the application of certain "look-through" rules, (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The determination as to PFIC status is made annually. If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder will be subject to special rules generally intended to eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all its earnings currently. These rules may adversely affect the tax treatment to a U.S. Holder of dividends paid by the Company and of sales, exchanges and other dispositions of the Company common shares, and may result in other adverse U.S. federal income tax consequences.

    The Company believes that it is not currently a PFIC and does not expect to become a PFIC in the future. However, there can be no assurance that the Internal Revenue Service will not successfully challenge the Company's position or that the Company will not become a PFIC at some future time as a result of changes in its assets, income or business operations.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, information reporting requirements will apply to dividends in respect of the common shares and the proceeds received on the disposition of common shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

F.  DIVIDENDS AND PAYING AGENTS

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

G.  STATEMENTS BY EXPERTS

    Not applicable.

H. DOCUMENTS ON DISPLAY

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    We are required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronics Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

    We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Annual Report on Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Annual Report on Form 20-F.

    As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholder. We have included in this report certain information disclosed in our Proxy Statement prepared under Canadian securities rules.

    We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this prospectus (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Biovail Corporation, 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9, Attention: Investor Relations, telephone number (416) 285-6000.

I.  SUBSIDIARY INFORMATION

    At December 31, 2000, Biovail had the following principal subsidiaries

                                                                   GROUP     REGISTERED OFFICE & COUNTRY OF
COMPANY                                 NATURE OF BUSINESS        SHARE %      INCORPORATION AND OPERATION
-------                             ---------------------------   --------   -------------------------------
Biovail Americas Corp............   Holding company                 100      808 Aviation Parkway,
                                                                             Morrisville, NC, USA

Biovail Laboratories                Manufacture, development,       100      Chelston Park, Bldg 2,
  Incorporated...................   licensing of pharmaceutical              Collymore Rock, St. Michael,
                                    products                                 Barbados

Trimel Holdings Limited..........   Holding company                 100      Chelston Park, Bldg 2,
                                                                             Collymore Rock, St. Michael,
                                                                             Barbados

Biovail Technologies Ltd.........   Manufacture and development     100      3701 Concorde Parkway,
                                    of pharmaceutical products               Chantilly, VA, USA

Biovail Pharmaceuticals, Inc.....   Sales and distribution of       100      808 Aviation Parkway,
                                    pharmaceutical products                  Morrisville, NC, USA

Nutravail Technologies Inc.......   Manufacture, development,       100      22960 Shaw Road, Sterling, VA,
                                    sales and distribution of                USA
                                    neutraceutical products

Biovail International
Holdings Ltd.....................   Holding company                 100      #70 Heather Road, Sandyford,
                                                                             Dublin, Ireland

Biovail Technologies                Development of                  100      #70 Heather Road, Sandyford,
(Ireland) Ltd....................   pharmaceutical products                  Dublin, Ireland

IPL Acquireco 2000 Ltd...........   Holding company                 100      Romasco Place, Wickhams Cay,
                                                                             Road Town, Tortola, BVI

Intelligent Polymers Limited.....   Development of                  100      Clarendon House, 2 Church
                                    pharmaceutical products                  Street, Hamilton, Bermuda

Biovail SA.......................   Development and licensing       100      Baarerstrasse 112, 6300 Zug,
                                    of pharmaceutical products               Switzerland

ITEM 11.  QUANTITIATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 5.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

    On October 10, 2000, we filed Articles of Amendment to effect a subdivision of our common shares on the basis of two common shares for every one common shares.

ITEM 15.  RESERVED

ITEM 16.  RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    The Company has elected to provide financial statements pursuant to
Item 18.

ITEM 18.  FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
BIOVAIL CORPORATION -- Financial Statement completed in
  accordance with Canadian GAAP

    Auditors' Report -- Ernst & Young LLP...................       F-2

    Auditors' Report -- Deloitte & Touche LLP...............       F-3

    Consolidated Balance Sheets as at December 31, 2000 and
     1999...................................................       F-4

    Consolidated Statements of Income for the years ended
     December 31, 2000, 1999 and 1998.......................       F-5

    Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 2000, 1999 and 1998...........       F-6

    Consolidated Statements of Cash Flows for the years
     ended December 31, 2000, 1999 and 1998.................       F-7

    Notes to the Consolidated Financial Statements..........       F-8

BIOVAIL CORPORATION -- Financial Statement completed in accordance with U.S. GAAP

    Auditors' Report........................................      F-47

    Consolidated Balance Sheets as at December 31, 2000 and
     1999...................................................      F-48

    Consolidated Statements of Loss for the years ended
     December 31, 2000 and 1999.............................      F-49

    Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 2000 and 1999.................      F-50

    Consolidated Statements of Cash Flows for the years
     ended December 31, 2000 and 1999.......................      F-52

    Notes to the Consolidated Financial Statements..........      F-53

                                AUDITORS' REPORT

To the Board of Directors of Biovail Corporation

    We have audited the consolidated balance sheets of BIOVAIL CORPORATION as at December 31, 2000 and 1999 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

    The consolidated financial statements as at December 31, 1998 and for the year then ended, prior to adjustment for the changes in accounting policies for revenue recognition and earnings per share as described in Note 3, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 14, 1999. We have audited the adjustments to the 1998 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

    On February 26, 2001, we reported separately to the Board of Directors and shareholders of BIOVAIL CORPORATION on financial statements for the years ended December 31, 2000 and 1999, prepared in accordance with United States generally accepted accounting principles.

Toronto, Canada,                                           /s/ ERNST & YOUNG LLP
February 26, 2001.                                         Chartered Accountants

                                AUDITORS' REPORT

To the Board of Directors of Biovail Corporation

    We have audited the consolidated statements of income, shareholders' equity and cash flows of Biovail Corporation, prior to adjustment for subsequent changes in accounting policies, for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, the consolidated financial statements, as originally reported on by us, and from which the consolidated statements of income, shareholders' equity and cash flows of the Company have been extracted, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1998 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,                                       /s/ Deloitte & Touche LLP

May 14, 1999                                               Chartered Accountants

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                               AS AT DECEMBER 31

                                                                2000         1999
                                                                  $            $
                                                              ---------   -----------
                                                                           [RESTATED
                                                                          SEE NOTE 3]
ASSETS
CURRENT
Cash and cash equivalents [NOTE 5]..........................    125,144      178,086
Restricted cash.............................................     --           11,258
Short-term investments......................................     --           54,635
Accounts receivable [NOTE 6]................................    105,850       60,571
Inventories [NOTE 7]........................................     24,108       12,701
Assets held for disposal [NOTE 4]...........................     --           20,000
Deposits and prepaid expenses...............................      5,347        3,172
                                                              ---------    ---------
                                                                260,449      340,423
                                                              ---------    ---------
Long-term investments [NOTE 8]..............................      2,454           12
Property, plant and equipment, net [NOTE 9].................     52,541       45,300
Goodwill, net [NOTE 10].....................................    106,930       38,514
Intangible assets, net [NOTE 11]............................  1,027,282      206,669
Other assets, net [NOTE 12].................................     11,311        4,219
                                                              ---------    ---------
                                                              1,460,967      635,137
                                                              =========    =========
LIABILITIES
CURRENT
Accounts payable............................................     34,683       22,685
Accrued liabilities [NOTE 13]...............................     35,452       31,107
Income taxes payable........................................      6,711        3,585
Deferred revenue............................................     26,334       14,262
Current portion of long-term obligations [NOTE 14]..........    182,564       12,016
                                                              ---------    ---------
                                                                285,744       83,655
                                                              ---------    ---------
Deferred revenue............................................     27,900       34,200
Future income taxes [NOTES 3 AND 17]........................     52,033       --
Long-term obligations [NOTE 14].............................    256,180      125,488
                                                              ---------    ---------
                                                                621,857      243,343
                                                              ---------    ---------
SHAREHOLDERS' EQUITY
Convertible Subordinated Preferred Equivalent Debentures
  [NOTE 15].................................................    301,297       --
Share capital [NOTE 16].....................................    484,499      368,538
Stock options outstanding...................................      2,810       --
Warrants [NOTE 16]..........................................      7,912        8,244
Retained earnings...........................................     43,067       13,752
Cumulative translation adjustment...........................       (475)       1,260
                                                              ---------    ---------
                                                                839,110      391,794
                                                              ---------    ---------
                                                              1,460,967      635,137
                                                              =========    =========

Commitments and contingencies [NOTES 19 AND 21]

On behalf of the Board:

           (Signed) EUGENE N. MELNYK                         (Signed) BRUCE D. BRYDON
                    Director                           Director and Chief Executive Officer

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE
                                     DATA)
                            YEARS ENDED DECEMBER 31

                                                                2000         1999          1998
                                                                  $            $             $
                                                              ---------   -----------   -----------
                                                                           [RESTATED     [RESTATED
                                                                          SEE NOTE 3]   SEE NOTE 3]
REVENUE
Product sales...............................................    224,996      100,026        69,654
Research and development....................................     69,121       54,860        17,570
Royalty and licensing.......................................     17,340       10,206        11,612
                                                              ---------    ---------     ---------
                                                                311,457      165,092        98,836
                                                              ---------    ---------     ---------
EXPENSES
Cost of goods sold [NOTE 21]................................     68,031       35,078        28,593
Research and development....................................     61,823       34,515        17,490
Selling, general and administrative [NOTE 21]...............     65,380       31,382        17,608
                                                              ---------    ---------     ---------
                                                                195,234      100,975        63,691
                                                              ---------    ---------     ---------
Operating income............................................    116,223       64,117        35,145
Interest income (expense), net [NOTE 14]....................     19,064       (9,152)       (1,702)
Premium paid on early extinguishment of U.S. Dollar Senior
  Notes [NOTE 14]...........................................    (20,039)      --            --
Equity loss [NOTE 4]........................................     --           (1,618)       --
Gain on disposal of long-term investments, net [NOTE 8].....     --            1,948        --
                                                              ---------    ---------     ---------
Income before provision for income taxes....................    115,248       55,295        33,443
Provision for income taxes [NOTE 17]........................      5,795        4,215         2,024
                                                              ---------    ---------     ---------
Net income..................................................    109,453       51,080        31,419
Interest on Convertible Subordinated Preferred Equivalent
  Debentures [NOTE 15]......................................    (28,290)      --            --
                                                              ---------    ---------     ---------
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS..............     81,163       51,080        31,419
                                                              =========    =========     =========
EARNINGS PER SHARE [NOTES 3 AND 18]
Basic.......................................................  $    0.63    $    0.50     $    0.29
Diluted.....................................................  $    0.57    $    0.47     $    0.29
                                                              =========    =========     =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING [000S]
  [NOTE 18]
Basic.......................................................    128,824      102,542       106,564
Diluted.....................................................    143,512      108,174       108,944
                                                              =========    =========     =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                CONVERTIBLE
                                SUBORDINATED
                                 PREFERRED        SHARE CAPITAL         STOCK                  RETAINED    CUMULATIVE
                                 EQUIVALENT    -------------------     OPTIONS                 EARNINGS    TRANSLATION
                                 DEBENTURES     SHARES     AMOUNT    OUTSTANDING   WARRANTS    (DEFICIT)   ADJUSTMENT     TOTAL
                                     $          (000S)       $            $            $           $            $           $
                                ------------   --------   --------   -----------   ---------   ---------   -----------   --------
Balance, December 31, 1997, as
  originally reported.........     --          106,644     18,465       --           8,244       49,709        (960)      75,458
Change in accounting policy
  for revenue recognition
  [NOTE 3]....................     --            --         --          --           --         (18,100)      --         (18,100)
                                  -------      -------    -------      ------        -----      -------      ------      -------
Balance, December 31, 1997, as
  restated....................     --          106,644     18,465       --           8,244       31,609        (960)      57,358
Issued on the exercise of
  options.....................     --            1,880      3,886       --           --           --          --           3,886
Issued under Employee Stock
  Purchase Plan...............     --                8         43       --           --           --          --              43
Cancelled under stock
  repurchase program..........     --           (9,088)    (1,761)      --           --         (70,380)      --         (72,141)
Effect of changes in exchange
  rates.......................     --            --        (1,205)      --           --           --          --          (1,205)
Net income....................     --            --         --          --           --          31,419       --          31,419
Foreign currency translation
  adjustment..................     --            --         --          --           --           --           (269)        (269)
                                  -------      -------    -------      ------        -----      -------      ------      -------
Balance, December 31, 1998, as
  restated....................     --           99,444     19,428       --           8,244       (7,352)     (1,229)      19,091
Issued on the exercise of
  options.....................     --            1,336      7,629       --           --           --          --           7,629
Issued under Employee Stock
  Purchase Plan...............     --                6         40       --           --           --          --              40
Cancelled under stock
  repurchase program..........     --           (2,931)      (617)      --           --         (29,976)      --         (30,593)
Issued pursuant to equity
  offering....................     --           20,360    259,590       --           --           --          --         259,590
Issue costs...................     --            --       (13,538)      --           --           --          --         (13,538)
Issued on acquisition of Fuisz
  Technologies Ltd............     --            6,177     96,006       --           --           --          --          96,006
Net income....................     --            --         --          --           --          51,080       --          51,080
Foreign currency translation
  adjustment..................     --            --         --          --           --           --          2,489        2,489
                                  -------      -------    -------      ------        -----      -------      ------      -------
Balance, December 31, 1999, as
  restated....................     --          124,392    368,538       --           8,244       13,752       1,260      391,794
Change in accounting policy
  for income taxes
  [NOTE 3]....................     --            --         --          --           --         (51,848)      --         (51,848)
Issued on the exercise of
  options.....................     --            2,436     13,725       --           --           --          --          13,725
Issued under Employee Stock
  Purchase Plan...............     --                5        150       --           --           --          --             150
Issued pursuant to equity
  offering....................     --            4,000    101,125       --           --           --          --         101,125
Issue costs...................     --            --        (5,782)      --           --           --          --          (5,782)
Convertible Subordinated
  Preferred Equivalent
  Debentures:
  Issued pursuant to
    offering..................    300,000        --         --          --           --           --          --         300,000
  Financing costs.............    (11,228)       --         --          --           --           --          --         (11,228)
  Accretion of principal and
    interest components.......     28,290        --         --          --           --         (28,290)      --           --
  Interest paid...............    (15,750)       --         --          --           --           --          --         (15,750)
  Conversion..................        (15)       --            15       --           --           --          --           --
Issued on exercise of
  warrants....................     --              601      6,342       --            (332)       --          --           6,010
Issue of non-employee
  options.....................     --            --         --            590        --           --          --             590
Additional share issued on
  acquisition of Fuisz
  Technologies Ltd............     --               27        386       --           --           --          --             386
DJ Pharma, Inc.:
  Fair value of unvested
    options granted to
    employees on
    acquisition...............     --            --         --          7,480        --           --          --           7,480
  Unearned compensation
    relating to future service
    period at acquisition
    date......................     --            --         --         (5,721)       --           --          --          (5,721)
  Compensation cost for
    employee stock options....     --            --         --            461        --           --          --             461
Net income....................     --            --         --          --           --         109,453       --         109,453
Foreign currency translation
  adjustment..................     --            --         --          --           --           --         (1,735)      (1,735)
                                  -------      -------    -------      ------        -----      -------      ------      -------
BALANCE, DECEMBER 31, 2000....    301,297      131,461    484,499       2,810        7,912       43,067        (475)     839,110
                                  =======      =======    =======      ======        =====      =======      ======      =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                            YEARS ENDED DECEMBER 31

                                                                2000        1999          1998
                                                                 $            $             $
                                                              --------   -----------   -----------
                                                                          [RESTATED     [RESTATED
                                                                         SEE NOTE 3]   SEE NOTE 3]
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................   109,453      51,080        31,419
Depreciation and amortization...............................    30,163      10,140         4,957
Future income taxes [NOTE 17]...............................       185      --            --
Premium paid on early extinguishment of U.S. Dollar Senior
  Notes [NOTE 14]...........................................    20,039      --            --
Compensation cost for employee stock options................       461      --            --
Equity loss [NOTE 4]........................................     --          1,618        --
Gain on disposal of long-term investments, net [NOTE 8].....     --         (1,948)       --
                                                              --------    --------       -------
                                                               160,301      60,890        36,376
Net change in non-cash operating items [NOTE 20]............   (47,230)     20,123        17,197
                                                              --------    --------       -------
CASH PROVIDED BY OPERATING ACTIVITIES.......................   113,071      81,013        53,573
                                                              --------    --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net.............   (15,845)     (7,759)       (3,920)
Acquisition of businesses, net of cash acquired [NOTES 4 AND
  20].......................................................  (614,685)    (43,720)       --
Proceeds from sale of assets held for disposal [NOTE 4].....    20,000      --            --
Maturity of (additions to) short-term investments, net......    65,893     (54,665)       --
Acquisition of product rights...............................   (27,752)    (38,340)       (4,000)
Disposal (acquisition) of long-term investments [NOTE 8]....    (2,454)     11,991       (10,043)
Repayment of Executive Stock Purchase Plan loans............     --          3,100            10
Acquisition of royalty interest.............................     --         --           (15,000)
                                                              --------    --------       -------
CASH USED IN INVESTING ACTIVITIES...........................  (574,843)   (129,393)      (32,953)
                                                              --------    --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital [NOTE 16].........................   109,604     253,721         3,929
Repurchase of share capital [NOTE 16].......................     --        (30,593)      (72,141)
Proceeds from exercise of warrants [NOTE 16]................     6,010      --            --
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs [NOTE 15]..............   288,772      --            --
Interest paid on Convertible Subordinated Preferred
  Equivalent Debentures [NOTE 15]...........................   (15,750)     --            --
Advances under revolving term credit facility, net of
  financing costs [NOTE 14].................................   207,000      --            --
Repurchase of U.S. Dollar Senior Notes [NOTE 14]............  (141,017)     --            --
Issuance of U.S. Dollar Senior Notes, net of financing
  costs.....................................................     --         --           120,400
Reduction in other long-term obligations....................   (45,602)    (75,212)      (21,838)
Increase in other long-term obligations.....................     --         --            19,143
                                                              --------    --------       -------
CASH PROVIDED BY FINANCING ACTIVITIES.......................   409,017     147,916        49,493
                                                              --------    --------       -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (187)        271          (109)
                                                              --------    --------       -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........   (52,942)     99,807        70,004
Cash and cash equivalents, beginning of year................   178,086      78,279         8,275
                                                              --------    --------       -------
CASH AND CASH EQUIVALENTS, END OF YEAR......................   125,144     178,086        78,279
                                                              ========    ========       =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

1.  GOVERNING STATUTE AND NATURE OF OPERATIONS

    Biovail Corporation ["BIOVAIL" OR THE "COMPANY"] is incorporated under the laws of the Province of Ontario, Canada. The Company is a fully integrated international pharmaceutical company applying advanced proprietary controlled-release drug delivery technology to the development of superior branded and cost-effective generic formulations of medications for the treatment of chronic medical conditions. The Company is engaged in all stages of pharmaceutical development, from research and development through clinical testing and regulatory filings to full-scale manufacturing. The Company's common shares trade on the New York and Toronto Stock Exchanges.

2.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ["GAAP"], applied on a consistent basis. The accounting principles differ in certain respects from U.S. GAAP as described in note 24.

    As of January 1, 2000, the Company began to report its consolidated results in accordance with U.S. GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are made available to all shareholders and filed with various regulatory authorities.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and those of all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, sales returns, allowances and rebates, useful lives of long-lived assets, including intangibles, and the realizability of future tax assets.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of all financial assets and liabilities, other than the Convertible Subordinated Preferred Equivalent Debentures and
    U.S. Dollar Senior Notes, approximates their carrying value at December 31, 2000 and 1999. Fair value of a financial instrument is defined as the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

    CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. Cash equivalents are carried at cost, which approximates fair value.

    Short-term investments are generally held to maturity and are carried at cost, which approximates fair value. Short-term investments include highly liquid investments with original maturities greater than three months but less than one year when purchased. Short-term investments generally consist of high-grade commercial paper and U.S. government treasury bills.

    Realized gains and losses on cash equivalents and short-term investments are included in net income and are immaterial for all periods presented.

    INVENTORIES

    Inventories are comprised of raw materials, work in process and finished goods, which are valued at the lower of cost and replacement cost, on a first-in, first-out basis. The costs of raw materials and acquired finished goods inventories are the purchase price of the

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) product and attributable direct costs, less trade discounts. The cost of manufactured inventory includes the purchase price of raw materials, direct labour, and the application of attributable overheads.

    LONG-TERM INVESTMENTS

    Long-term investments are reported at cost less any provision for a loss in value that is other than a temporary decline.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are reported at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on the following estimated useful lives:

    Buildings...................................................      25 years
    Machinery and equipment.....................................    5-10 years
    Other equipment.............................................     3-5 years
    Leasehold improvements......................................  term of lease

    GOODWILL AND INTANGIBLE ASSETS

    Goodwill and intangible assets are reported at cost, less accumulated amortization. Amortization is computed using the straight-line method based on the following estimated useful lives:

    Goodwill....................................................    20 years
    Workforce...................................................  6-10 years
    Acquired research and development...........................  5-15 years
    Core technology.............................................    15 years
    Brand names.................................................    20 years
    Product rights and royalty interests........................  10-20 years

    The Company reviews long-lived identifiable assets and goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated discounted future net cash flows.

    OTHER ASSETS

    Other assets include deferred financing costs related to the revolving term credit facility, which are reported at cost, less accumulated amortization. The deferred financing costs are amortized over the three year term of the facility. Amortization expense is included as a component of interest expense.

    INCOME TAXES

    The liability method of tax allocation is used. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets which are "more likely than not" to be unrealized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to apply when the assets are expected to be realized or the liabilities are expected to be settled.

    REVENUE RECOGNITION

    PRODUCT SALES -- Product sales revenue is recognized when the product is shipped to the customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances and amounts payable to licensors. In certain circumstances the Company allows customers to return or exchange products and, accordingly, the Company maintains provisions for estimated product returns or exchanges.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. When the products are shipped at a future date, they are billed to the customer at the contractual rate.

    RESEARCH AND DEVELOPMENT -- Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development arrangements, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement.

    ROYALTY AND LICENSING -- Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

    RESEARCH AND DEVELOPMENT

    Research costs are expensed in the period in which they are incurred; development costs are expensed in the period in which they are incurred unless they meet the criteria for deferral. To December 31, 2000, no development costs have been deferred. Acquired research and development, and the cost of intangibles that are purchased from others for a particular research and development project, are deferred and amortized over their estimated useful lives, which range from five to fifteen years.

    ADVERTISING COSTS

    Advertising and promotion costs related to new product launches are expensed upon the first showing of the product. Advertising expense for 2000, 1999 and 1998 was $3,434,000, $4,955,000 and $1,968,000, respectively.

    REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

    The Company reports its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars. Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar, Irish pound and Swiss franc.

    Foreign currency transaction gains and losses are included in net income, and are immaterial for all periods presented.

    STOCK OPTION PLAN

    No compensation expense is recognized when stock options are issued to employees under the Company's stock option plan. Any consideration paid by employees on the exercise of stock options is credited to share capital.

    Options issued to non-employees are fair valued at the date of grant using the Black-Scholes option pricing model.

    EARNINGS PER SHARE

    Earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method.

3.  CHANGES IN ACCOUNTING POLICIES

    REVENUE RECOGNITION

    The Company implemented the provisions of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ["SAB 101"], "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described in the revenue recognition accounting policy for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 1998, the cumulative effect of the change in accounting policy on prior years resulted in a charge to retained earnings of $18,100,000. For 2000, the effect was to increase revenue by $9,300,000.

    Amounts as originally reported are as follows:

                                                                    1999       1998
                                                                     $          $
                                                                  --------   --------
    Deferred revenue............................................    4,962      4,516
    Retained earnings...........................................   57,252     24,748
    Revenue.....................................................  176,492    112,836
    Net income attributable to common shareholders..............   62,480     45,419
    Earnings per share
      Basic.....................................................     0.61       0.43
      Diluted...................................................     0.58       0.42
                                                                  =======    =======

    Amounts as restated are as follows:

                                                                    1999       1998
                                                                     $          $
                                                                  --------   --------
    Deferred revenue............................................   48,462     36,616
    Retained earnings (deficit).................................   13,752     (7,352)
    Revenue.....................................................  165,092     98,836
    Net income attributable to common shareholders..............   51,080     31,419
    Earnings per share
      Basic.....................................................     0.50       0.29
      Diluted...................................................     0.47       0.29
                                                                  =======     ======

    INCOME TAXES

    Effective January 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ["CICA"] Handbook
    Section 3465, "Income Taxes". Accordingly, the liability method of tax allocation is used as described in the income tax accounting policy. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in the financial statements and tax returns. The new recommendations have been applied retroactively without restatement of the financial statements of prior years. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51,848,000 to retained earnings, a decrease in goodwill of $32,892,000, and a net increase in future income tax liability of $18,956,000. The adjustment was primarily the result of the 1999 acquisition of Fuisz Technologies Ltd. and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

3.  CHANGES IN ACCOUNTING POLICIES (CONTINUED)
    EARNINGS PER SHARE

    Effective December 31, 2000, the Company adopted the new recommendations of CICA Handbook Section 3500, "Earnings Per Share". Accordingly, basic and diluted earnings per share are calculated using the methodology described in the earnings per share accounting policy. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts in these consolidated financial statements.

4.  ACQUISITIONS

    2000 ACQUISITIONS

    During 2000, the Company completed the acquisitions of Intelligent Polymers Limited, the Cardizem-Registered Trademark- product line and DJ Pharma, Inc. These acquisitions were accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values on the respective dates of acquisition as follows:

                                                               INTELLIGENT                                       DJ
                                                                POLYMERS     CARDIZEM-REGISTERED TRADEMARK-   PHARMA,
                                                                 LIMITED                PRODUCTS                INC.      TOTAL
                                                                    $                      $                     $          $
                                                               -----------   ------------------------------   --------   --------
    Current assets...........................................       3,287            --                        14,705      17,992
    Equipment................................................      --                --                           672         672
    Deferred compensation trust fund.........................      --                --                         8,268       8,268
    Assembled workforce......................................      --                --                         5,200       5,200
    Acquired research and development........................     208,424            --                         --        208,424
    Brand names and product rights...........................       5,000                406,070              130,500     541,570
    Goodwill.................................................      --                --                       103,389     103,389
    Current liabilities......................................     (14,270)           --                       (22,844)    (37,114)
    Future tax liability.....................................      --                --                       (32,892)    (32,892)
    Deferred compensation obligation.........................      --                --                        (8,268)     (8,268)
    Debt assumed.............................................      --                --                       (34,169)    (34,169)
                                                                 --------               --------              --------   --------
                                                                  202,441                406,070              164,561     773,072
                                                                 ========               ========              ========   ========
    Consideration
      Cash paid, net of cash acquired........................     202,441                239,652              162,802     604,895
      Issue of non-employee options..........................      --                        590                --            590
      Fair value of options granted to employees.............      --                --                         1,759       1,759
      Accrued acquisition costs..............................      --                      4,000                --          4,000
      Aventis obligation.....................................      --                    161,828                --        161,828
                                                                 --------               --------              --------   --------
                                                                  202,441                406,070              164,561     773,072
                                                                 ========               ========              ========   ========

    INTELLIGENT POLYMERS LIMITED

    BACKGROUND

    In July 1997, Intelligent Polymers Limited, a Bermuda corporation ["INTELLIGENT POLYMERS"] was formed primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

    In September 1997, the Company concluded a development and license agreement [THE "DEVELOPMENT CONTRACT"] and a services agreement with Intelligent Polymers, whereby the Company would develop the designated products on Intelligent Polymers' behalf.

    In an initial public offering in October 1997, 3,737,500 units of Intelligent Polymers were sold to the public, resulting in net proceeds to Intelligent Polymers, after offering costs, of approximately $69,500,000. The proceeds of the offering were used by Intelligent Polymers to make payments to the Company under the Development Contract.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    Payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 for the period ended September 29, 2000 and $33,000,000 and $9,700,000 for the years ended December 31, 1999 and 1998, respectively. The cost of providing these services to Intelligent Polymers was $35,200,000 for the period ended September 29, 2000 and $19,800,000 and $6,700,000 for the years ended December 31, 1999 and 1998, respectively.

    In December 1999, the Company exercised its option to acquire the rights to the generic version of Procardia XL, developed on behalf of Intelligent Polymers, for $25,000,000. The right to Procardia XL was capitalized and is being amortized over its estimated useful life of ten years.

    The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, had an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided the Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. If the purchase option had been exercised, the purchase price calculated on a per share basis would have been as follows:

                                                                  PURCHASE OPTION
                                                                  EXERCISE PRICE
                                                                         $
                                                                  ---------------
    Before October 1, 2000......................................       39.06
    On or after October 1, 2000 and on or before September 30,
      2001......................................................       48.83
    On or after October 1, 2001 and on or before September 30,
      2002......................................................       61.04
                                                                       =====

    DESCRIPTION OF ACQUISITION

    On September 29, 2000, the Company sold all of its interest in and to the special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd., a British Virgin Islands company ["IPL ACQUIRECO"], in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, the Company invested $141,500,000 in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. As a result of IPL Acquireco's acquisition of Intelligent Polymers, certain provisions of the Development Contract were amended such that Intelligent Polymers took over the development of the designated products, including directly contracting with, and making payments to, third parties.

    The Company, as holder of all of the non-voting common shares of IPL Acquireco, had the option, exercisable at its sole discretion, to purchase all of the voting common shares of IPL Acquireco at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

    On December 29, 2000, the Company exercised its option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in these consolidated financial statements from December 29, 2000.

    ACQUIRED RESEARCH AND DEVELOPMENT

    At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, U.S. Federal Drug Administration ["FDA"] approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    INTANGIBLE ASSET

    Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right has been included in the value of the net assets of Intelligent Polymers acquired, and will be amortized over its estimated useful life.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, IPL Acquireco and Intelligent Polymers as if the acquisition had occurred on January 1, 1999. All transactions between the Company and Intelligent Polymers have been eliminated. A full year of amortization is included in the consolidated results of both periods presented.

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  255,946    132,092
    Net loss attributable to common shareholders................  (35,803)   (46,622)
    Basic and diluted loss per share............................    (0.28)     (0.45)
                                                                  =======    =======

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had IPL Acquireco and Intelligent Polymers been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    DESCRIPTION OF ACQUISITION

    On December 28, 2000, the Company acquired the North American rights to the Cardizem-Registered Trademark- product lines [THE
    "CARDIZEM-REGISTERED TRADEMARK- PRODUCTS"] from Aventis
    Pharmaceuticals, Inc. and its affiliates ["AVENTIS"].
    Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in the Cardizem-Registered Trademark-Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001, following the completion of the payments described below.

    The purchase price for the Cardizem-Registered Trademark- Products was $409,500,000 in cash comprised of an initial payment of $239,500,000, and the balance of $170,000,000 payable equally over the four quarters of 2001. The remaining payments have been present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, which has been allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

    MANUFACTURING AND TRANSITIONAL SERVICES AGREEMENTS

    In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis under which Aventis will continue to manufacture, supply and provide distribution services for specified periods to the Company for the Cardizem-Registered Trademark-Products. The terms of these agreements are summarized as follows:

    Aventis will manufacture and package, or cause another party to manufacture and package, the Cardizem-Registered Trademark- Products for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture the Cardizem-Registered Trademark- Products on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional consideration under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003,
    respectively.

    Aventis has agreed to reimburse the Company for transitional expenses incurred by the Company including general and administrative, manufacturing, inventory write-offs, and sales and marketing expenses related to the Cardizem-Registered Trademark- Products. The reimbursements are

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    limited to $11,000,000 and $10,000,000 for transitional expenses incurred in the two calendar quarters ending June 30, 2001 and December 31, 2001, respectively.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of consolidated results of operations of the Company including the contribution from the Cardizem-Registered Trademark- Products as if the acquisition had occurred on January 1, 1999. The contribution includes only direct expenses related to the Cardizem-Registered Trademark- Products and, as such, does not include any allocation of indirect selling, general and administrative expenses. A full year of amortization, and interest expense on advances under the revolving term credit facility, are included in the consolidated results of both periods presented. Included in the consolidated results of 1999 is the amortization of the imputed interest on the Aventis obligation.

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  569,612    812,592
    Net income attributable to common shareholders..............  231,393    467,324
    Basic earnings per share....................................     1.80       4.56
    Diluted earnings per share..................................     1.61       4.32
                                                                  =======    =======

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution from the Cardizem-Registered Trademark- Products been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    DJ PHARMA, INC. [RENAMED BIOVAIL PHARMACEUTICALS INC.]

    DESCRIPTION OF ACQUISITION

    On October 6, 2000, the Company acquired DJ Pharma, Inc. ["DJ PHARMA"], for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. The total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the consolidated financial statements of the Company from October 6, 2000.

    DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ["DURA"]. The products obtained from Dura include a patented broad-spectrum antibiotic ["KEFTAB"] used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company; a line of prescription cough, cold and allergy branded generic products ["DURA-VENT"] developed by Dura; and a line of prescription cough, cold and allergy branded generic products ["RONDEC"] developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ["SCHERING"] antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

    DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

    ASSEMBLED WORKFORCE

    At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and is estimated to have a useful life of six years.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    PRODUCT RIGHTS

    At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provide the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002 in return for payment of certain license fees based on a percentage of net sales, subject to annual maximums [THE "DURA AGREEMENT"]. At the expiration of the Dura Agreement, DJ Pharma obtains Dura's rights to Dura-Vent worldwide and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert back to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

    DEFERRED COMPENSATION

    DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totaling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the name of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for U.S. income tax purposes. The assets of the trust have been consolidated with the accounts of the employer in the financial statements of the employer, with the corresponding amount recorded as a deferred compensation obligation. Changes in the value of the assets held by the trust are recorded in earnings each period, with a corresponding charge (credit) to compensation expense to reflect the fair value of the amount owed to the participants.

    FUTURE INCOME TAXES

    At the acquisition date, the Company recognized a net future income tax liability of $32,892,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill.

    SUBSEQUENT TRANSACTION

    On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement, and to settle the promissory note payable and the product acquisition notes payable to Dura, plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and DJ Pharma as if the acquisition had occurred on January 1, 1999. A full year of amortization is included in the consolidated results of both periods presented.

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  343,669    202,273
    Net income attributable to common shareholders..............   69,890     45,293
    Basic earnings per share....................................     0.54       0.44
    Diluted earnings per share..................................     0.49       0.42

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had DJ Pharma been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    1999 ACQUISITION

    FUISZ TECHNOLOGIES LTD. [RENAMED BIOVAIL TECHNOLOGIES LTD.]

    DESCRIPTION OF ACQUISITION

    On November 12, 1999, the Company completed the acquisition of Fuisz Technologies Ltd. ["FUISZ"] for $177,897,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark-and other drug delivery technologies [THE "FUISZ TECHNOLOGY"].

    Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

    By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 6,176,620 common shares of the Company, with a fair value of $96,006,000. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's common shares before and after the date of acquisition on November 12, 1999 and after giving effect to the normal costs of the issue of shares.

    PURCHASE PRICE ALLOCATION

    The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The equity loss for this period amounted to $1,618,000. The assets, liabilities, revenue and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    The purchase price of $177,897,000, which includes acquisition costs of $6,326,000, was allocated as follows:


    Current assets..............................................  $ 60,617
    Assets held for disposal....................................    20,000
    Buildings and equipment.....................................    16,893
    Acquired research and development...........................   137,470
    Intangible assets...........................................       358
    Workforce...................................................     2,041
    Core technology.............................................    11,185
    Goodwill....................................................    37,224
    Current liabilities.........................................   (21,820)
    Debt assumed................................................   (86,071)
                                                                  --------
    PURCHASE PRICE..............................................  $177,897
                                                                  ========

    Included in the provision for restructuring costs related to the acquisition of Fuisz, established by the Company at the date of acquisition, was $10,000,000 for the settlement of a pre-acquisition contract. The settlement of this contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the provision was based on the information available to the Company at that time. The provision was included in the determination of the net assets of Fuisz acquired. During 2000, the Company entered into a final settlement of this pre-acquisition contract.

    During 2000, the Company issued 27,000 additional common shares in relation to the acquisition of Fuisz with a fair value of $386,000. The cash settlement of the contract and the issuance of additional common shares resulted in a charge of $7,460,000 to net income.

    FUTURE INCOME TAXES

    Effective January 1, 2000, upon the adoption of the new recommendations for income taxes described in the changes in accounting policies, the Company recognized a net future income tax liability of $57,656,000 for the tax consequences of differences, as at the acquisition date of November 12, 1999, between the assigned values and tax bases of Fuisz's acquired assets and liabilities, excluding goodwill. In addition, the Company recognized $32,892,000 of tax benefits for available Fuisz U.S. tax loss carryforwards as at the acquisition date, resulting in a corresponding reduction in the value of Fuisz goodwill acquired.

    ACQUIRED RESEARCH AND DEVELOPMENT

    The Fuisz Technology involves drug delivery platforms and the application of such platforms to specific product development programs. At the date of acquisition, Fuisz was involved in seventeen product development projects for a number of pharmaceutical companies which were in various stages of completion. With the exception of certain nutraceutical products, the Fuisz Technology had not been employed in any product which had received regulatory approval to date and was considered to have no alternative future use other than for the therapeutic indications for which it was in development or which may be developed. Accordingly, technological feasibility of the products related to the Fuisz Technology was not established at the acquisition date and was considered to be in-process research and development.

    Two of the projects had been submitted for approval with the applicable regulatory authorities. One project was submitted to the FDA in June 1998 and the other was submitted to the Medical Control Agency in the U.K. ["MCA"] in April 1998. The remaining fifteen projects were expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the next eighteen months.

    The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942,000,000 per annum, estimated costs to completion of these products were approximately $9,500,000 and a discount rate of 28% was used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved ongoing formulation, bio-equivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    If the projects under development are successful, the Company expects that the Fuisz Technology will have an extended life cycle. Because the Fuisz Technology is based on drug delivery, the technology can be applied to numerous products. Although the risk of technological feasibility is always present in each product, the Company's strategy is to exploit the technology through numerous product developments which the Company expects will occur over at least fifteen years from the date of acquisition.

    In April 2000, one of the products under development at the acquisition date received approval from the MCA. The product, a rapid dissolve form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz Technology.

    ASSETS HELD FOR DISPOSAL

    The Company determined, as part of its evaluation of the purchase of Fuisz, that certain operations of Fuisz were not strategic to Biovail's business plans and accordingly should be sold.

    Prior to the completion of the stock exchange, on October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly-owned European subsidiaries for proceeds of $28,700,000. Further, Fuisz agreed to assign all of the rights, privileges and advantages from its Cebutid trademark to the purchaser of its European subsidiaries for proceeds of $10,273,000. No gain or loss was recognized by the Company on these transactions as these subsidiaries were included in the purchase price allocation at their fair value when Biovail acquired its 49% interest in Fuisz.

    On December 1, 1999, with an effective date of January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ["CLONMEL"], a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. The Company recognized no gain or loss on this transaction as Clonmel was included at its fair value in the purchase price allocation on November 12, 1999.

    Under the terms of the sale of Clonmel, the Company repaid an IRL8,452,000 term bank loan connected with the 1997 acquisition of Clonmel by Fuisz, utilizing the restricted cash balance of $11,258,000 that was pledged as collateral against the term bank loan at December 31, 1999.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and Fuisz as if the acquisition, disposals and repayment of convertible subordinated debentures had occurred on January 1, 1998. A full year of amortization and interest costs is included for both periods presented.

                                                                    1999       1998
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  177,018    111,835
    Net income (loss) attributable to common shareholders.......   10,492    (17,089)
    Basic and diluted earnings (loss) per share.................     0.09      (0.15)
                                                                  =======    =======

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Fuisz been included in the Company's consolidated financial statements from January 1, 1998. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

5.  CASH AND CASH EQUIVALENTS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Cash and bank certificates of deposit.......................   65,784     38,776
    Money market funds and corporate debt securities............   59,360    139,310
                                                                  -------    -------
                                                                  125,144    178,086
                                                                  =======    =======

6.  ACCOUNTS RECEIVABLE

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Trade (net of allowance for doubtful accounts of $4,049,000
      and $3,255,000 for 2000 and 1999, respectively)...........   98,442     50,458
    Royalties...................................................    3,565      3,176
    Other.......................................................    3,843      6,937
                                                                  -------     ------
                                                                  105,850     60,571
                                                                  =======     ======

    The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Three customers accounted for 61% and 82% of trade and royalties receivable at December 31, 2000 and 1999, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.

7.  INVENTORIES

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Raw materials...............................................    7,140      5,149
    Work in process.............................................    5,079      4,258
    Finished goods..............................................   11,889      3,294
                                                                   ------     ------
                                                                   24,108     12,701
                                                                   ======     ======

8.  LONG-TERM INVESTMENTS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Investment in Hemispherx Biopharma, Inc.....................   2,250      --
    Other securities............................................     204      --
    Investment in Intelligent Polymers..........................    --          12
                                                                   -----        --
                                                                   2,454        12
                                                                   =====        ==

    In February 2000, the Company invested $2,250,000 in common shares of Hemispherx Biopharma, Inc. ["HEMISPHERX"]. The investment represents approximately 1% of the outstanding common shares of Hemispherx. The fair value of the investment at December 31, 2000 was $1,357,000.

    In September 2000, the 12,000 special shares of Intelligent Polymers, acquired by the Company in 1997, were sold to IPL Acquireco.

    During 1999, the Company sold certain long-term investments, which had been acquired in 1998, for a net gain of $1,948,000.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

9.  PROPERTY, PLANT AND EQUIPMENT

                                                                           2000                      1999
                                                                  -----------------------   -----------------------
                                                                             ACCUMULATED               ACCUMULATED
                                                                    COST     DEPRECIATION     COST     DEPRECIATION
                                                                     $            $            $            $
                                                                  --------   ------------   --------   ------------
    Land........................................................    4,419       --            1,270       --
    Buildings...................................................   19,489        4,553       17,423        3,724
    Machinery and equipment.....................................   30,054       10,701       24,914        7,366
    Other equipment and leasehold improvements..................   20,233        6,400       15,873        3,090
                                                                   ------       ------       ------       ------
                                                                   74,195       21,654       59,480       14,180
    Less accumulated depreciation...............................   21,654                    14,180
                                                                   ------                    ------
                                                                   52,541                    45,300
                                                                   ======                    ======

    Depreciation expense amounted to $8,096,000, $4,138,000 and $3,074,000 in 2000, 1999 and 1998, respectively.

10. GOODWILL

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Cost........................................................  112,440     42,053
    Less accumulated amortization...............................    5,510      3,539
                                                                  -------     ------
                                                                  106,930     38,514
                                                                  =======     ======

    Amortization expense amounted to $2,058,000, $2,018,000 and $204,000 in 2000, 1999 and 1998, respectively.

11. INTANGIBLE ASSETS

                                                                    2000        1999
                                                                      $          $
                                                                  ---------   --------
    Workforce...................................................      7,241     2,041
    Core technology.............................................     11,185    11,185
    Acquired research and development...........................    345,894   137,470
    Brand names, product rights and royalty interests
      Cardizem-Registered Trademark- Products...................    406,070     --
      Keftab, Dura-Vent, Rondec and Cedax.......................    154,089     --
      Adalat Product............................................     64,720     9,000
      Procardia XL..............................................     25,000    25,000
      Tiazac-Registered Trademark-..............................     15,000    15,000
      Other.....................................................     22,217    11,602
                                                                  ---------   -------
                                                                  1,051,416   211,298
    Less accumulated amortization...............................     24,134     4,629
                                                                  ---------   -------
                                                                  1,027,282   206,669
                                                                  =========   =======

    Amortization expense amounted to $19,830,000, $3,286,000 and $1,551,000 in 2000, 1999 and 1998, respectively.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

11. INTANGIBLE ASSETS (CONTINUED)
    ADALAT PRODUCT

    On October 4, 1999, Biovail and Elan Corporation, plc ["ELAN"] entered into a licensing and supply agreement, whereby Biovail obtained a license to distribute Elan's generic version of Adalat CC 30mg dosage [THE "ADALAT PRODUCT"] in exchange for royalties based on a percentage of sales. The Company first launched the Adalat Product in March 2000. Elan manufactures and supplies the Adalat Product to Biovail.

    On December 29, 2000, Biovail and Elan agreed to certain amendments to the licensing and supply agreement [THE "AMENDED AGREEMENT"], effective
    January 1, 2000. The initial term of the Amended Agreement is fifteen years from the date of first commercial sale. Under the terms of the Amended Agreement, Biovail will pay to Elan annual minimum license payments, exclusive of the direct manufacturing cost of the Adalat Product purchased from Elan.

    The minimum license payments have been capitalized as a product right, with a corresponding long-term obligation to Elan. The value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000, resulting in a discount of $8,780,000. The product right will be amortized over its estimated useful life, which is the remaining initial term of the Amended Agreement. At the end of the initial term, the Amended Agreement continues automatically for subsequent two-year periods, unless terminated by either party.

12. OTHER ASSETS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Deferred financing costs....................................    3,000     5,024
    Less accumulated amortization...............................    --          805
                                                                   ------     -----
                                                                    3,000     4,219
    Deferred compensation trust fund............................    8,311      --
                                                                   ------     -----
                                                                   11,311     4,219
                                                                   ======     =====

    Amortization expense related to deferred financing costs amounted to $179,000, $698,000 and $128,000 in 2000, 1999 and 1998, respectively.

    At December 31, 1999, the deferred financing costs related to the U.S. Dollar Senior Notes [THE "SENIOR NOTES"], and the amortization expense in 2000 related to these costs. In March 2000, the remaining unamortized costs were written off upon the Company's repurchase of the Senior Notes.

13. ACCRUED LIABILITIES

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Accrued product returns, rebates and chargebacks............   16,895        798
    Employee costs..............................................    5,696      4,528
    Provision for restructuring costs...........................    3,482     13,597
    Royalties...................................................    3,355      1,331
    Professional fees...........................................    2,438      2,163
    Interest....................................................      426      1,736
    Product rights..............................................    --         1,524
    Other.......................................................    3,160      5,430
                                                                   ------     ------
                                                                   35,452     31,107
                                                                   ======     ======

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

13. ACCRUED LIABILITIES (CONTINUED)
    At December 31, 2000, the provision for restructuring costs comprises $1,602,000 related to the acquisition of DJ Pharma and $1,880,000
    (1999 -- $13,597,000) related to the acquisition of Fuisz. These costs were included in the determination of the net assets of DJ Pharma and Fuisz acquired, respectively.

    At December 31, 2000, the provision for restructuring costs related to the acquisition of DJ Pharma consists of employee costs of $1,362,000 and $240,000 of other costs.

    At December 31, 2000, the provision for restructuring costs related to the acquisition of Fuisz consists of $1,000,000 (1999 -- $11,250,000) for the settlement of contracts, $880,000 (1999 -- $1,303,000) for the termination of employees and nil (1999 -- $1,044,000) of other costs. The reduction in the provision was substantially the result of cash payments made during 2000.

14. LONG-TERM OBLIGATIONS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Revolving term credit facility [i]..........................  210,000      --
    Aventis obligation [ii].....................................  161,828      --
    Elan obligation [iii].......................................   58,090      --
    Deferred compensation.......................................    8,311      --
    Non-interest bearing government loan [iv]...................      470      1,250
    U.S. Dollar Senior Notes [v]................................    --       125,000
    Term bank loan [vi].........................................    --        10,799
    Other debt..................................................       45        455
                                                                  -------    -------
                                                                  438,744    137,504
    Less current portion........................................  182,564     12,016
                                                                  -------    -------
                                                                  256,180    125,488
                                                                  =======    =======

    (i) REVOLVING TERM CREDIT FACILITY

    On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia [THE "BANK"] for a revolving term $300,000,000 Senior Secured Credit Facility [THE "CREDIT FACILITY"]. The Credit Facility is fully underwritten by the Bank in anticipation of syndication to the Bank and other financial institutions [THE "LENDERS"] who may commit to a portion of the Credit Facility. The Credit Facility is revolving in nature for the initial term of 364 days and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. If the Lenders elect not to extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly instalments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

    Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on acquisition, capital and debt restructuring related activity exceeding established thresholds. Upon a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

    Borrowings may be by way of U.S. dollar London Interbank Offering Rate ["LIBOR"] or U.S. Base Rate advances or Canadian dollar Prime Rate or Bankers' Acceptance ["BA"] advances. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of Base Rate and Prime Rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rate of interest at December 31, 2000 was 8.84%.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

14. LONG-TERM OBLIGATIONS (CONTINUED)
    (ii) AVENTIS OBLIGATION

    The Aventis obligation of $170,000,000 was assumed on the acquisition of the Cardizem-Registered Trademark- Products. The obligation, which is non-interest bearing, has been discounted by $8,172,000, based on an imputed interest rate of approximately 8%. The obligation is payable in quarterly instalments of $42,500,000 on March 30, June 29, September 28 and
    December 28, 2001.

    (iii) ELAN OBLIGATION

    The Elan obligation of $73,500,000 reflects the minimum license payments assumed under the Amended Agreement for the Adalat Product. The obligation, which is non-interest bearing, has been discounted by $8,780,000 based on an imputed interest rate of approximately 8%. The first instalment of $17,500,000, which is payable on January 5, 2001, has been recorded net of $6,630,000 due to the Company from Elan. The remaining instalments are payable quarterly in the following gross annual amounts:
    2001 -- $16,000,000; 2002 -- $14,000,000; 2003 -- $10,000,000;
    2004 -- $8,000,000; and 2005 -- $8,000,000.

    (iv) NON-INTEREST BEARING GOVERNMENT LOAN

    The non-interest bearing government loan is payable to Western Economic Diversification, a Canadian federal government agency. The final payment is due in 2001.

    (v) U.S. DOLLAR SENIOR NOTES

    Issued under an indenture dated November 16, 1998, the Senior Notes were general unsecured senior obligations, which bore interest at 10 7/8%, payable semi-annually in arrears on May 15 and November 15 of each year. The Senior Notes were due to mature on November 15, 2005.

    At December 31, 1999, the fair value of the Senior Notes was $128,388,000.

    In March 2000, the Company repurchased all of its outstanding Senior Notes at a redemption price of 112.820% of the principal amount, plus accrued interest. The premium paid by the Company of $16,017,000 consisted of a consent payment of $2,500,000 and a premium of $13,517,000 calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4%
    U.S. Treasury Note due November 20, 2002. The premium paid along with the unamortized deferred financing costs on the Senior Notes are reported as a charge to net income.

    (vi) TERM BANK LOAN

    The term bank loan of IRL8,452,000 bore interest at the bank's reference rate plus margin (aggregate rate of 4.13% at December 31, 1999). The loan was collateralized by a restricted cash balance of $11,258,000, which was used to repay the loan in January 2000.

    INTEREST

    Interest expense on long-term obligations amounted to $3,059,000, $13,594,000 and $2,358,000 for the years ended December 31, 2000, 1999 and
    1998, respectively.

    PRINCIPAL REPAYMENTS

    Principal repayments on long-term obligations for the years ending December 31 are as follows:

                                                                     $
                                                                  --------
    2001........................................................  182,564
    2002........................................................  116,835
    2003........................................................  114,219
    2004........................................................    7,388
    2005........................................................    7,466
    2006........................................................    1,961
    Thereafter..................................................    8,311
                                                                  -------
                                                                  438,744
                                                                  =======

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

15. CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Interest component..........................................   38,514     --
    Principal component.........................................  219,280     --
    Holder conversion option....................................   43,503     --
                                                                  -------      ---
                                                                  301,297     --
                                                                  =======      ===

    In accordance with CICA recommendations, the Convertible Subordinated Preferred Equivalent Debentures [THE "DEBENTURES"] are presented within shareholders' equity to reflect the Company's option to pay the interest and principal using the proceeds from the sale of common shares or other equity securities of the Company. The value of the Debentures is comprised of the holder conversion option and the interest and principal components. The value ascribed to the option component was determined using the residual method after calculating the amount attributable to the interest and principal components, which were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued. The present value of the interest and principal components amounted to $256,494,000, resulting in a value of $43,506,000 being ascribed to the holder conversion option. The present value of the interest and principal components is being accreted to the face value of the payments over the three year period preceding the first redemption date on March 31, 2003, and is included in the determination of net income attributable to common shareholders. The principal component is reported net of financing costs.

    DESCRIPTION

    The Company issued under an indenture dated March 22, 2000, 6,000,000 Debentures, due on March 31, 2025 for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. The Debentures are unsecured and subordinated to all senior indebtedness, as defined, of the Company. At the holders' option, the Debentures are convertible at any time into common shares of the Company at $30.337 per common share.

    During 2000, 300 Debentures, with a face value of $15,000, were converted into 494 common shares of the Company.

    INTEREST

    The Debentures bear interest at 6.75%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Subject to certain conditions, the Company has the right to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods. At the option of the Company, the deferred interest may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    Interest expense on the Debentures amounted to $15,750,000 for the period ended December 31, 2000.

    OPTIONAL REDEMPTION

    On or after March 31, 2003, the Company may, at its option, redeem, in whole or in part, the Debentures at the following prices, plus accrued and unpaid interest, if redeemed during the twelve month period commencing on March 31 of the years indicated:

                                                                  REDEMPTION
                                                                     PRICE
                                                                       %
                                                                  -----------
    2003........................................................    104.725
    2004........................................................    104.050
    2005........................................................    103.375
    2006........................................................    102.700
    2007........................................................    102.025
    2008........................................................    101.350
    2009........................................................    100.675
    2010 and thereafter.........................................    100.000

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

15. CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES (CONTINUED)
    The principal and interest payable on any redemption date are payable in cash by the Company or, at the option of the Company, may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    SPECIAL REDEMPTION

    At any time prior to March 31, 2003, other than during periods where the Company has elected to defer the payment of interest, the Company may redeem the Debentures at its option, in whole or in part, at 106.750% of the principal amount plus accrued and unpaid interest, if the trading price of the Company's common shares equals or exceeds $45.505 per share on the New York Stock Exchange for 20 trading days within 30 consecutive trading days ending one day prior to the day on which the Company sends out a special redemption notice. If the Company undertakes a special redemption, the holders of the Debentures called for redemption will receive an additional payment in an amount equal to the present value of the aggregate amount of the interest that would have thereafter been payable on the Debentures from the special redemption date to March 31, 2003. The present value would be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the additional period. The Company would be obligated to make the additional payment on all the Debentures called for special redemption, whether or not those Debentures are converted into common shares prior to the special redemption date.

    FAIR VALUE

    At December 31, 2000, the fair value of the Debentures, based on the quoted market price, was $428,979,000.

16. SHARE CAPITAL

    AUTHORIZED AND ISSUED SHARES

    STOCK SPLITS

    In October 2000, pursuant to shareholders' consent received at the 2000 annual meeting, the Company's common shares split on a 2 for 1 basis.

    In December 1999, the shareholders of the Company authorized a 2 for 1 stock split and an increase in authorized shares to an unlimited number of common shares without par value.

    All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock splits.

    SHARE OFFERINGS

    In March 2000, concurrent with the offering of the Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

    In October 1999, the Company completed a share offering by issuing 20,360,000 common shares for gross proceeds of $259,590,000 less issue costs of $13,538,000.

    STOCK REPURCHASE PROGRAM

    During 1998, the Company implemented a stock repurchase program under which the Company was able to purchase up to 10% of its issued and outstanding common shares. Prior to December 31, 1998, 9,087,600 common shares had been repurchased under this program at a cost of $72,141,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $70,380,000, was charged to retained earnings. During 1999, 2,930,800 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $29,976,000, was charged to retained earnings. The program was terminated with no further common shares repurchased.

    STOCK OPTION PLAN

    Under the Company's Stock Option Plan, as amended [THE "PLAN"], the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

16. SHARE CAPITAL (CONTINUED)
    shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in October 2000 and December 1999, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

    The option vesting terms vary based on the type of option. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

    Options granted after January 1, 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on the first anniversary of the grant and expire not later than seven years from the date of the grant.

    The following table summarizes the Company's stock option activity for the three years ended December 31, 2000, taking into effect the 2 for 1 stock splits in October 2000 and December 1999:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                                  OPTIONS    EXERCISE PRICE
                                                                   [000S]          $
                                                                  --------   --------------
    OUTSTANDING BALANCE, DECEMBER 31, 1997......................   10,079          6.29
    Granted.....................................................    1,204          8.79
    Exercised...................................................   (1,882)         2.14
    Forfeited...................................................     (560)         7.67
                                                                   ------         -----
    OUTSTANDING BALANCE, DECEMBER 31, 1998......................    8,841          6.91
    Granted.....................................................    3,369         18.57
    Exercised...................................................   (1,334)         5.72
    Forfeited...................................................     (429)         7.37
                                                                   ------         -----
    OUTSTANDING BALANCE, DECEMBER 31, 1999......................   10,447         10.81
    Granted.....................................................    2,345         27.06
    Exercised...................................................   (2,436)         5.79
    Forfeited...................................................     (307)        18.29
                                                                   ------         -----
    OUTSTANDING BALANCE, DECEMBER 31, 2000......................   10,049         15.58
                                                                   ======         =====

    The following table summarizes the information about options outstanding at December 31, 2000:

                                                             WEIGHTED
                                                             AVERAGE
                                                            REMAINING       WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                                           OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
    RANGE OF EXERCISE PRICES $               [000S]          [YEARS]               $             [000S]             $
    --------------------------             -----------   ----------------   ----------------   -----------   ----------------
    2.96 - 3.13..........................       240             2.7               2.99               22            2.55
    5.00 - 7.50..........................       391             1.2               6.79              291            6.73
    7.58 - 10.50.........................     4,986             2.3               8.22            2,567            7.91
    12.77 - 17.50........................       421             3.9              16.08              389           22.50
    22.50 - 29.00........................     2,953             6.1              22.77            --             --
    36.00 - 38.84........................     1,058             7.0              36.10            --             --
                                             ------                              -----            -----           -----
                                             10,049                              15.58            3,269            9.50
                                             ======                              =====            =====           =====

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

16. SHARE CAPITAL (CONTINUED)
    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan ["EPP"] was approved by the shareholders at the Special Shareholders Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration the 2 for 1 stock splits in October 2000 and December 1999, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

    WARRANTS

    In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. The net proceeds to Intelligent Polymers of the offering after offering expenses amounted to approximately $69,500,000. On September 30, 1999, the units separated and the Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants are exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

    In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and recorded a charge to retained earnings to reflect the equivalent contribution to Intelligent Polymers.

    During 2000, 150,250 warrants were exercised in exchange for 601,000 common shares of the Company. The Company received proceeds on the exercise of warrants of $6,010,000.

17. INCOME TAXES

    The components of the provision for income taxes are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Current.....................................................   5,610      4,215      2,024
    Future......................................................     185       --         --
                                                                   -----      -----      -----
                                                                   5,795      4,215      2,024
                                                                   =====      =====      =====

    The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Income before provision for income taxes....................  115,248     55,295     33,443
    Expected Canadian statutory rate............................    44.39%     44.81%     44.81%
                                                                  -------    -------    -------
    Expected provision for income taxes.........................   51,159     24,778     14,986
    Non-deductible amounts
      Goodwill amortization.....................................      914        904         91
      Compensation cost for employee stock options..............      205      --         --
      Equity loss...............................................    --           725      --
    Foreign tax rate differences................................  (58,615)   (31,818)   (16,698)
    Unrecognized income tax benefit of losses...................   10,977      8,184      3,355
    Other.......................................................    1,155      1,442        290
                                                                  -------    -------    -------

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

17. INCOME TAXES (CONTINUED)

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
                                                                    5,795      4,215      2,024
                                                                  =======    =======    =======

    The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

    Future income taxes have been provided on the following temporary differences:

                                                                    2000
                                                                     $
                                                                  --------
    Future tax assets
      Tax loss carryforwards....................................   39,837
      Scientific Research and Experimental Development ["SR&ED"]
        pool....................................................   16,664
      Investment tax credits....................................   11,180
      Financing costs...........................................    9,320
      Other.....................................................    4,963
                                                                  -------
    Total future tax assets.....................................   81,964
    Less valuation allowance on future tax assets...............  (43,250)
                                                                  -------
    Net future tax assets.......................................   38,714
                                                                  -------
    Future tax liability
      Intangible assets.........................................   90,747
                                                                  -------
    NET FUTURE INCOME TAX LIABILITY.............................   52,033
                                                                  =======

    At December 31, 2000, the Company has accumulated tax losses for federal and provincial purposes in Canada, and for federal and state purposes in the U.S. The Company also has unclaimed Canadian investment tax credits. The losses and investment tax credits can be used to offset future years' taxable income. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred. The tax losses and investment tax credits expire as follows:

                                                                             TAX LOSSES
                                                                  --------------------------------
                                                                         CANADA
                                                                  ---------------------              INVESTMENT
                                                                  FEDERAL    PROVINCIAL     U.S.     TAX CREDITS
                                                                     $           $           $            $
                                                                  --------   ----------   --------   -----------
    2001........................................................    --          1,173       --             47
    2002........................................................    --          2,896       --          --
    2003........................................................       50         118       --          --
    2004........................................................    4,892       5,271       --            430
    2005........................................................    1,757       7,995       --            499
    2006........................................................    4,387       4,387       --          1,116
    2007........................................................    4,859       9,721       1,398       1,224
    2008........................................................    --          --          6,068       1,478
    2009........................................................    --          --          6,745       3,175
    2010........................................................    --          --          3,109       3,207
    2011........................................................    --          --         16,424       --
    2012........................................................    --          --         15,483       --
    2018........................................................    --          --         22,132       --
    2019........................................................    --          --         13,549       --
                                                                   ------      ------      ------      ------
                                                                   15,945      31,561      84,908      11,176
                                                                   ======      ======      ======      ======

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

17. INCOME TAXES (CONTINUED)
    In addition, the Company has pooled SR&ED expenditures amounting to approximately $39,400,000 available to offset against future years' taxable income from the Canadian operations, which may be carried forward indefinitely.

18. EARNINGS PER SHARE

    Earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Earnings per share, for all periods presented, were calculated using the weighted average number of common shares outstanding during each period, as follows:

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    BASIC EARNINGS PER SHARE
    Net income attributable to common shareholders..............  $ 81,163   $ 51,080   $ 31,419
    Weighted average number of common shares outstanding
      (000s)....................................................   128,824    102,542    106,564
                                                                  --------   --------   --------
    BASIC EARNINGS PER SHARE....................................  $   0.63   $   0.50   $   0.29
                                                                  ========   ========   ========

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    DILUTED EARNINGS PER SHARE
    Net income attributable to common shareholders..............  $ 81,163   $ 51,080   $ 31,419
    Weighted average number of common shares outstanding
      (000s)....................................................   128,824    102,542    106,564
    Dilutive effect of warrants (000s)..........................     9,657      3,315      --
    Dilutive effect of stock options (000s).....................     5,031      2,317      2,380
                                                                  --------   --------   --------
    Adjusted weighted average number of common shares
      outstanding (000s)........................................   143,512    108,174    108,944
                                                                  --------   --------   --------
    DILUTED EARNINGS PER SHARE..................................  $   0.57   $   0.47   $   0.29
                                                                  ========   ========   ========

    For 2000, the Debentures have been excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

19. COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES

    The Company occupies certain facilities under lease arrangements and leases certain equipment. Rental payments amounted to approximately $4,800,000, $700,000 and $600,000 in 2000, 1999 and 1998, respectively.

    Minimum future lease payments under operating leases for the years ending December 31 are as follows:

                                                                     $
                                                                  --------
    2001........................................................   5,224
    2002........................................................   3,547
    2003........................................................   1,745
    2004........................................................   1,745
    2005........................................................   1,277
    Thereafter..................................................   1,606
                                                                   =====

    CAPITAL COMMITMENT

    On February 7, 2000, the Company entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico for $11,000,000, including a $1,000,000 deposit made on the date of the agreement. Included in the acquisition of this facility is specialized production and packaging equipment. The closing date is scheduled for January 2001, at which time the Company is committed to paying the remaining acquisition price of $10,000,000.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

20. CASH FLOW INFORMATION

    NET CHANGE IN NON-CASH OPERATING ITEMS

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Accounts receivable.........................................  (35,950)    (9,973)   (10,036)
    Inventories.................................................   (3,886)    (1,560)     6,307
    Deposits and prepaid expenses...............................   (1,673)       693     (1,304)
    Accounts payable............................................   (5,432)     9,214      7,363
    Accrued liabilities.........................................   (9,840)     7,399     (1,800)
    Income taxes payable........................................    3,779      2,604         (9)
    Deferred revenue............................................    5,772     11,746     16,676
                                                                  -------     ------    -------
                                                                  (47,230)    20,123     17,197
                                                                  =======     ======    =======

    ACQUISITION OF BUSINESSES, NET OF CASH ACQUIRED

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Cardizem-Registered Trademark- Products.....................  (239,652)    --         --
    Intelligent Polymers........................................  (202,441)    --         --
    DJ Pharma...................................................  (162,802)    --         --
    Fuisz.......................................................    (9,790)  (43,720)     --
                                                                  --------   -------    -------
                                                                  (614,685)  (43,720)     --
                                                                  ========   =======    =======

    NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Long-term obligation assumed on acquisition of
      Cardizem-Registered Trademark- Products...................  (161,828)    --         --
    Accrued acquisition costs related to the
      Cardizem-Registered Trademark- Products...................    (4,000)    --         --
    Long-term obligation assumed on license of Adalat Product...   (58,090)    --         --
    Issuance of common shares on acquisition of Fuisz...........     --      (96,006)     --
                                                                  --------   -------    -------
                                                                  (223,918)  (96,006)     --
                                                                  ========   =======    =======

    CASH PAID DURING THE YEAR

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Interest paid...............................................   20,546     14,526     1,050
    Income taxes paid...........................................    1,889      1,831     2,153
                                                                   ======     ======     =====

21. LEGAL PROCEEDINGS

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

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

21. LEGAL PROCEEDINGS (CONTINUED)
    In this regard, Biovail Corporation and its wholly-owned subsidiary, Biovail Laboratories, Inc. ["BIOVAIL"], have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ["PFIZER"], upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

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

    On or about February 15, 2001, ANDRX Pharmaceuticals, Inc. commenced action against Biovail Corporation and Biovail Laboratories, Inc. [TOGETHER "BIOVAIL"] in which ANDRX alleged that Biovail had improperly listed a patent [NO. 6,162,463] in the FDA's "Orange/Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. ANDRX's motion for Injunctive Relief was denied.

    Biovail will contest ANDRX's allegations aggressively, and will raise defenses and counter-claims.

    Since this action is at its initial stages, it is not possible to provide any reasonable forecast at this time. Nevertheless, in the event that some tests on ANDRX's generic Tiazac-Registered Trademark- show that it infringes on Biovail's listed 463 Patent, Biovail will launch a patent infringement suit against ANDRX.

    In February 2001, Biovail Laboratories, Inc. commenced an action against Mylan Pharmaceuticals, Inc. and Pfizer Inc. claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

    On or about February 13, 2001, Mylan Pharmaceuticals, Inc. brought an action against the FDA alleging that the FDA had improperly granted to Biovail Laboratories, Inc. approval of its generic version of Pfizer Inc.'s 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval.

    Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The Court has denied Mylan's application for injunctive relief. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product. Nevertheless, this action is in the early stages and it is not possible to be more definitive at this time with respect to the likely result of the suit.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

    In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail believes that the allegations against the defendants are meritorious and has been vigorously litigating the suit.

    In response to Biovail's suit, Richard Fuisz has brought certain legal actions intended to compel Biovail to pay to him certain consulting fees which Biovail claims are not due because of Fuisz's breach of a Consulting Agreement pursuant to which such fees are established. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and has been vigorously defending the lawsuit.

    Biovail entered into a settlement with Hoechst Aktiengesselschaft and related parties with respect to an action commenced by Biovail in March 1998 with respect to damages to Biovail resulting from an agreement between Hoechst and Andrx Pharmaceuticals that had the effect of blocking the marketing of Biovail's generic version of Cardizem-Registered Trademark-CD.

    In December 2000, the Company completed a settlement of the legal action it had brought against Hoechst AG and related parties ["AVENTIS"]. As a result of this settlement, the Company received the sum of $19,500,000 as a reimbursement for expenses directly incurred in pursuing the litigation, and other expenses reasonably related to the litigation, during 2000. The reimbursement has been

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

21. LEGAL PROCEEDINGS (CONTINUED)
    recorded as a reduction to costs of $3,700,000 included in cost of goods sold, and to costs of $15,800,000 included in selling, general and administrative expenses. The Company did not receive any reimbursement for costs related to the litigation incurred prior to 2000.

22. RESEARCH AND DEVELOPMENT ARRANGEMENTS

    TEVA PHARMACEUTICALS

    In December 1997, the Company entered into an agreement with Teva Pharmaceuticals USA, Inc. ["TEVA"] for the development and marketing of certain generic oral controlled-release products. As at December 31, 2000, generic versions of Trental, Cardizem-Registered Trademark- CD, Adalat CC, Voltaren XR and Procardia XL have been approved by the FDA, and ANDAs for two others have been filed with the FDA.

    Under the terms of the agreement, Teva was obligated to pay the Company an aggregate of $34,500,000, subject to certain milestones. Of the $34,500,000, $23,500,000 related to reimbursement of research and development costs and $11,000,000 to the initial purchase of product. Payments received by the Company from Teva pursuant to the agreement for reimbursement of research and development costs were $13,500,000 and $10,000,000 for 1998 and 1997, respectively. Pursuant to a separate agreement, the Company earned research and development revenue of $4,800,000 from Teva in 1999.

    Product sales to Teva were $89,700,000, $19,100,000 and $5,000,000 in 2000,
    1999 and 1998, respectively.

    H. LUNDBECK A/S

    In December 1998, the Company entered into an agreement with H. Lundbeck A/S ["LUNDBECK"] for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.

    Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8,500,000, subject to certain milestones.

    Payments received by the Company from Lundbeck for product development, pursuant to the agreement, were $1,000,000, $2,000,000 and $3,500,000 in
    2000, 1999 and 1998, respectively.

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS

    Organizationally, the Company's operations consist of three segments:
    Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

    The RESEARCH AND DEVELOPMENT segment covers all revenue generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers prior to September 29, 2000, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenue received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

    The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expenses attributable to the business units. Corporate general and administrative expenses, and interest income and expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Amortization and depreciation of administrative assets and goodwill are included as a component of unallocated selling, general and administrative expenses.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)
    INFORMATION BY REPORTABLE SEGMENTS

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING      TOTAL
                                                                     $            $              $            $
                                                                  --------   ------------   -----------   ---------
    2000
    Revenue from external customers.............................  224,996       69,121        17,340        311,457
                                                                  =======      =======        ======      =========
    Segment operating income....................................  114,779          502        17,054        132,335
    Unallocated amounts
      Selling, general and administrative expenses..............                                            (16,112)
      Interest income, net......................................                                             19,064
      Premium paid on early extinguishment of U.S. Dollar Senior
        Notes...................................................                                            (20,039)
                                                                                                          ---------
    Income before provision for income taxes....................                                            115,248
                                                                                                          =========
    Segment assets..............................................  824,248      377,589        19,638      1,221,475
    Unallocated amounts
      Cash and investments......................................                                            110,776
      Goodwill and other........................................                                            128,716
                                                                                                          ---------
                                                                                                          1,460,967
                                                                                                          =========
    Segment capital expenditures, net...........................   31,402        1,916         4,000         37,318
    Unallocated amount..........................................                                              6,279
                                                                                                          ---------
                                                                                                             43,597
                                                                                                          =========
    Segment depreciation and amortization.......................   12,034       13,898         1,071         27,003
    Unallocated amount..........................................                                              3,160
                                                                                                          ---------
                                                                                                             30,163
                                                                                                          =========

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                     $            $              $           $
                                                                  --------   ------------   -----------   --------
    1999
    Revenue from external customers.............................  100,026       54,860        10,206      165,092
                                                                  =======      =======        ======      =======
    Segment operating income....................................   46,802       18,163         9,792       74,757
    Unallocated amounts
      Selling, general and administrative expenses..............                                          (10,640)
      Equity loss...............................................                                           (1,618)
      Interest expense, net.....................................                                           (9,152)
      Gain on disposal of long-term investments, net............                                            1,948
                                                                                                          -------
    Income before provision for income taxes....................                                           55,295
                                                                                                          =======
    Segment assets..............................................  139,076      169,767        18,888      327,731
    Unallocated amounts
      Cash and investments......................................                                          183,937
      Goodwill and other........................................                                          123,469
                                                                                                          -------
                                                                                                          635,137
                                                                                                          =======
    Segment capital expenditures, net...........................   43,137        2,562         --          45,699
    Unallocated amount..........................................                                              400
                                                                                                          -------
                                                                                                           46,099
                                                                                                          =======
    Segment depreciation and amortization.......................    3,130        4,507         1,416        9,053
    Unallocated amount..........................................                                            1,087
                                                                                                          -------
                                                                                                           10,140
                                                                                                          =======

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                     $            $              $           $
                                                                  --------   ------------   -----------   --------
    1998
    Revenue from external customers.............................   69,654       17,570        11,612       98,836
                                                                   ======       ======        ======      =======
    Segment operating income (loss).............................   31,280       (1,453)       11,272       41,099
    Unallocated amounts
      Selling, general and administrative expenses..............                                           (5,954)
      Interest expense, net.....................................                                           (1,702)
                                                                                                          -------
    Income before provision for income taxes....................                                           33,443
                                                                                                          =======
    Segment assets..............................................   86,420        7,845        18,016      112,281
    Unallocated amounts
      Cash and investments......................................                                           78,503
      Other unallocated assets..................................                                            9,135
                                                                                                          -------
                                                                                                          199,919
                                                                                                          =======

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                     $            $              $           $
                                                                  --------   ------------   -----------   --------
    Segment capital expenditures, net...........................    6,383          740        15,000       22,123
    Unallocated amount..........................................                                            5,385
                                                                                                          -------
                                                                                                           27,508
                                                                                                          =======
    Segment depreciation and amortization.......................    2,209          842         1,482        4,533
    Unallocated amount..........................................                                              424
                                                                                                          -------
                                                                                                            4,957
                                                                                                          =======

    GEOGRAPHIC INFORMATION

                                                                         REVENUE ([I])               LONG-LIVED ASSETS ([II])
                                                                 ------------------------------   -------------------------------
                                                                   2000       1999       1998       2000        1999       1998
                                                                    $          $          $           $          $          $
                                                                 --------   --------   --------   ---------   --------   --------
    Canada.....................................................   21,110     16,069     10,735       39,050    32,523     23,786
    United States..............................................  226,559    109,066     65,598      420,871   201,580      --
    Caribbean..................................................   55,511     34,100     10,060      213,424     --         --
    Puerto Rico and Barbados...................................    --         --         --         524,579    60,272     27,694
    Other foreign countries....................................    8,277      5,857     12,443          140       327        514
                                                                 -------    -------     ------    ---------   -------     ------
                                                                 311,457    165,092     98,836    1,198,064   294,702     51,994
                                                                 =======    =======     ======    =========   =======     ======

    (i) Revenue is attributed to countries based on the location of customer.

    (ii) Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization.

    MAJOR CUSTOMERS

                                                                       PERCENTAGE OF TOTAL
                                                                             REVENUE
                                                                  ------------------------------
                                                                    2000       1999       1998
                                                                     %          %          %
                                                                  --------   --------   --------
    Customer A..................................................     30         43         58
    Customer B..................................................     30         16          8
    Customer C..................................................     18         21         10
                                                                     ==         ==         ==

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP and differ in certain respects from those prepared under U.S. GAAP.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (a) DESCRIPTION OF DIFFERENCES

    The differences as they apply to the Company's consolidated financial statements are as follows:

    PRODUCT LAUNCH ADVERTISING COSTS

    Under U.S. GAAP, companies are required to write-off certain product launch advertising costs incurred during the year. The adjustments represent the portion of product launch costs deferred under Canadian GAAP that was written off under U.S. GAAP.

    LONG-TERM INVESTMENTS

    Under U.S. GAAP, specifically the Financial Accounting Standards Board ["FASB"], Statement of Financial Accounting Standard ["SFAS"] No. 115, "Accounting for Certain Investments in Debt and Equity Securities", long-term investments are generally classified as available-for-sale and accordingly are reported at fair value and the change in net unrealized gains or losses on these investments is included in other comprehensive income (loss) in shareholders' equity. Under Canadian GAAP, long-term investments are reported at cost less any provision for a loss in value that is other than a temporary decline.

    ACQUISITION OF FUISZ

    Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the agreement. Under Canadian GAAP, the acquisition was valued based on the average price of the Company's common shares before and after the date of acquisition on November 12, 1999. In addition, under U.S. GAAP certain other consideration was included in the purchase price. The net effect was that under U.S. GAAP the total consideration for the acquisition of Fuisz was lower by $6,743,000 reducing the goodwill acquired by an equal amount.

    Under U.S. GAAP, specifically SFAS No. 38, "Accounting for Preacqusition Contingencies of Purchased Enterprises", the cash settlement of the Fuisz pre-acquisition contract and the issuance of additional common shares related to the acquisition of Fuisz were allocated to goodwill acquired. Under Canadian GAAP, adjustments to the purchase equation subsequent to the acquisition date are charged to net income.

    ACQUIRED RESEARCH AND DEVELOPMENT

    Under U.S. GAAP, specifically SFAS No. 2, "Accounting for Research and Development Costs", acquired research and development having no alternative future use must be written off at the time of acquisition. For 2000, acquired research and development resulted from the acquisition of Intelligent Polymers. For 1999, acquired research and development resulted from the acquisition of Fuisz and the purchase from Intelligent Polymers of the rights to Procardia XL. The adjustments represent the value of acquired research and development, net of amortization, which is capitalized under Canadian GAAP.

    INCOME TAXES

    Under U.S. GAAP, income taxes are recorded in accordance with SFAS No. 109, "Accounting for Income Taxes". Under Canadian GAAP, in accordance with the new CICA recommendations, the Company changed its accounting policy for income taxes effective January 1, 2000. The new recommendations were applied retroactively without restatement of the financial statements of prior years. The new recommendations are in most regards conceptually the same as under U.S. GAAP. Under both pronouncements, the liability method of tax allocation is used with future/deferred assets and liabilities determined using substantively enacted tax rates under Canadian GAAP and enacted tax rates under U.S. GAAP. Future/deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. The adjustments primarily arise from the difference under Canadian and U.S. GAAP between the assigned value compared to the tax base of acquired research and development resulting from the acquisition of Fuisz, and the resulting recognition of the benefits of available tax loss carryforwards in the allocations of the purchase price on the acquisitions of Fuisz and DJ Pharma.

    Under Canadian GAAP, the amortization of acquired research and development related to Fuisz resulted in a partial reversal of the future tax liability that was recognized for the difference between the capitalized assigned value and tax base. The reversal of the future tax liability resulted in a corresponding reduction in the provision for future income taxes.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    Under U.S. GAAP, specifically Accounting Principles Board Opinion ["APB"] No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", no portion of the proceeds from the issuance of convertible debt securities is attributed to the conversion feature. Accordingly, under U.S. GAAP the Debentures have been reported at their face value as a long-term liability. Under Canadian GAAP, the Debentures are presented within shareholders' equity and the value of the Debentures is comprised of the holder conversion option, determined using the residual method, and the present value of the interest and principal components. The present value of the interest and principal components is being accreted to the face value of the payments and is included in the determination of net income attributable to common shareholders.

    Under U.S. GAAP, the financing costs related to the Debentures are deferred and included in other assets, and are reported at cost less accumulated amortization. The deferred financing costs are amortized over the 25 year term of the Debentures. Amortization expense is included as a component of interest expense. Under Canadian GAAP, the financing costs were deducted from the principal component of the Debentures at the time of issue.

    STOCK OPTIONS

    Under U.S. GAAP, specifically APB No. 25, "Accounting for Stock Issued to Employees", compensation expense is recognized for certain employee stock option plans.

    WARRANTS

    Under U.S. GAAP, companies are required to record in paid-up capital an amount equal to the proceeds attributable to warrants as determined at the time of their issuance, along with an offsetting contra equity account called "warrant subscription receivable". The warrants comprised part of the units issued by Intelligent Polymers through a public offering. Payments received from Intelligent Polymers, pursuant to the Development Agreement, were prorated between research and development revenue and the warrant subscription receivable. Under Canadian GAAP, the offsetting amount was recorded as a charge to retained earnings to reflect the equivalent contribution to Intelligent Polymers.

    REVENUE RECOGNITION

    Under U.S. GAAP, pursuant to SAB 101 the cumulative effect of the change in accounting principle on prior years was recorded as a charge to the net loss for 2000. Under Canadian GAAP, the effect of the change in accounting policy for revenue recognition was recorded on a retroactive basis as an adjustment to prior years' reported revenue and net income.

    PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

    Under U.S. GAAP, specifically SFAS No. 4, "Reporting Gains and Losses From Extinguishment of Debt", the premium paid together with the unamortized deferred financing costs on the Senior Notes are reported as an extraordinary item. Under Canadian GAAP, the premium paid and the unamortized deferred financing costs are not accorded extraordinary treatment.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (b) BALANCE SHEET ADJUSTMENTS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    LONG-TERM INVESTMENTS
    Balance under Canadian GAAP.................................   2,454        12
    Unrealized holding loss on long-term investments............    (893)     --
                                                                   -----        --
    Balance under U.S. GAAP.....................................   1,561        12
                                                                   =====        ==

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    GOODWILL, NET
    Balance under Canadian GAAP.................................  106,930     38,514
    Settlement of Fuisz pre-acquisition contract................    7,460      --
    Value of consideration on acquisition of Fuisz..............   (6,743)    (6,743)
    Recognition of tax consequences of available tax loss
      carryforwards.............................................   (3,750)     --
    Adjustment to amortization of goodwill resulting from above
      differences...............................................     (792)     --
                                                                  -------     ------
    Balance under U.S. GAAP.....................................  103,105     31,771
                                                                  =======     ======

                                                                    2000        1999
                                                                      $           $
                                                                  ---------   ---------
    INTANGIBLE ASSETS, NET
    Balance under Canadian GAAP.................................  1,027,282     206,669
    Acquired research and development, net of accumulated
      amortization..............................................   (359,851)   (161,215)
                                                                  ---------   ---------
    Balance under U.S. GAAP.....................................    667,431      45,454
                                                                  =========   =========

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    OTHER ASSETS, NET
    Balance under Canadian GAAP.................................   11,311     4,219
    Deferred financing costs on Debentures, net of
      accumulated amortization..................................   10,869      --
                                                                   ------     -----
    Balance under U.S. GAAP.....................................   22,180     4,219
                                                                   ======     =====

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    DEFERRED REVENUE
    Balance under Canadian GAAP.................................   54,234     48,462
    Elimination of effect of retroactive change in accounting
      policy for revenue recognition............................    --       (43,500)
                                                                   ------    -------
    Balance under U.S. GAAP.....................................   54,234      4,962
                                                                   ======    =======

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    FUTURE/DEFERRED INCOME TAXES
    Balance under Canadian GAAP.................................   52,033      --
    Recognition of tax consequences on acquired research and
      development...............................................  (55,598)     --
    Reversal of future tax liability on acquired research and
      development...............................................    3,565      --
                                                                  -------      ----
    Balance under U.S. GAAP.....................................    --         --
                                                                  =======      ====

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES
    Balance under Canadian GAAP.................................  301,297      --
    Accretion of principal and interest components..............  (28,290)     --
    Interest paid...............................................   15,750      --
    Financing costs.............................................   11,228      --
                                                                  -------      ----
    Balance under U.S. GAAP.....................................  299,985      --
                                                                  =======      ====

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    SHAREHOLDERS' EQUITY
    Balance under Canadian GAAP.................................   839,110    391,794
    Reclassification of Debentures to long-term liabilities.....  (301,297)     --
    Current year net income adjustments.........................  (229,139)  (161,058)
    Cumulative prior year net income adjustments................  (135,839)    25,219
    Effect of change in accounting policy for income taxes......    51,848      --
    Cumulative compensation cost of employee stock options......    12,167     12,167
    Collection of warrant subscription receivable...............     8,244      5,957
    Value of consideration on acquisition of Fuisz..............    (6,743)    (6,743)
    Unrealized holding loss on long-term investments............      (893)     --
                                                                  --------   --------
    Balance under U.S. GAAP.....................................   237,458    267,336
                                                                  ========   ========

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (c) COMPONENTS OF SHAREHOLDERS' EQUITY

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Common shares...............................................   482,842    363,579
    Stock options outstanding...................................     9,891     10,383
    Warrants....................................................     7,912      8,244
    Warrant subscription receivable.............................     --        (2,287)
    Deficit.....................................................  (261,819)  (113,843)
    Accumulated other comprehensive income (loss)...............    (1,368)     1,260
                                                                  --------   --------
    Total shareholders' equity under U.S. GAAP..................   237,458    267,336
                                                                  ========   ========

    (d) RECONCILIATION OF NET INCOME (LOSS)

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Net income attributable to common shareholders under
      Canadian GAAP.............................................    81,163     51,080    31,419
    U.S. GAAP ADJUSTMENTS
    Acquired research and development, net of amortization......  (198,636)  (161,215)    --
    Reclassification of premium paid on early extinguishment of
      Senior Notes to extraordinary item........................    20,039      --        --
    Accretion of principal and interest components of
      Debentures................................................    12,540      --        --
    Settlement of Fuisz pre-acquisition contract................     7,460      --        --
    Reversal of future tax liability on acquired research and
      development...............................................    (3,565)     --        --
    Collection of warrant subscription receivable...............    (2,287)    (4,028)   (1,179)
    Adjustment to amortization of goodwill......................      (792)     --        --
    Amortization of deferred financing costs on Debentures......      (359)     --        --
    Elimination of effect of retroactive change in accounting
      policy for revenue recognition............................     --        11,400    14,000
    Compensation cost for employee stock options................     --        (7,641)   (2,237)
    Reversal (write-off) of product launch advertising costs....     --           426      (426)
                                                                  --------   --------   -------
                                                                  (165,600)  (161,058)  (10,158)
                                                                  --------   --------   -------

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Income (loss) before extraordinary item and cumulative
      effect of change in accounting principle under
      U.S. GAAP.................................................   (84,437)  (109,978)   41,577
    Extraordinary item..........................................   (20,039)     --        --
    Cumulative effect of change in accounting principle.........   (43,500)     --        --
                                                                  --------   --------    ------
    Net income (loss) under U.S. GAAP...........................  (147,976)  (109,978)   41,577
                                                                  ========   ========    ======

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    BASIC EARNINGS (LOSS) PER SHARE UNDER U.S. GAAP
    Income (loss) before extraordinary item and cumulative
      effect of change in accounting principle under
      U.S. GAAP.................................................   (0.66)     (1.07)      0.39
    Extraordinary item..........................................   (0.16)      --         --
    Cumulative effect of change in accounting principle.........   (0.34)      --         --
                                                                   -----      -----       ----
    Net income (loss) under U.S. GAAP...........................   (1.16)     (1.07)      0.39
                                                                   =====      =====       ====
    DILUTED EARNINGS (LOSS) PER SHARE UNDER U.S. GAAP
    Income (loss) before extraordinary item and cumulative
      effect of change in accounting principle under
      U.S. GAAP.................................................   (0.66)     (1.07)      0.38
    Extraordinary item..........................................   (0.16)      --         --
    Cumulative effect of change in accounting principle.........   (0.34)      --         --
                                                                   -----      -----       ----
    Net income (loss) under U.S. GAAP...........................   (1.16)     (1.07)      0.38
                                                                   =====      =====       ====

    (e) COMPREHENSIVE INCOME (LOSS)

    Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130, "Reporting Comprehensive Income" which established standards for the reporting of comprehensive income and its components.

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    STATEMENT OF COMPREHENSIVE INCOME (LOSS)

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Net income (loss) under U.S. GAAP...........................  (147,976)  (109,978)   41,577
    OTHER COMPREHENSIVE INCOME (LOSS)
    Foreign currency translation adjustment.....................    (1,735)     2,489      (269)
    Unrealized holding loss on long-term investments............      (893)     --         (877)
    Reclassification adjustment for gain on long-term
      investments included in net loss..........................     --           877     --
                                                                  --------   --------    ------
    Other comprehensive income (loss)...........................    (2,628)     3,366    (1,146)
                                                                  --------   --------    ------
    Comprehensive income (loss).................................  (150,604)  (106,612)   40,431
                                                                  ========   ========    ======

    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BALANCES

                                                                                  2000
                                                                  ------------------------------------
                                                                    FOREIGN     UNREALIZED
                                                                   CURRENCY       LOSS ON
                                                                  TRANSLATION   INVESTMENTS    TOTAL
                                                                       $             $           $
                                                                  -----------   -----------   --------
    Balance, beginning of year..................................     1,260        --            1,260
    Changes during the year.....................................    (1,735)        (893)       (2,628)
                                                                    ------         ----        ------
    Balance, end of year........................................      (475)        (893)       (1,368)
                                                                    ======         ====        ======

                                                                                  1999
                                                                  ------------------------------------
                                                                    FOREIGN     UNREALIZED
                                                                   CURRENCY       LOSS ON
                                                                  TRANSLATION   INVESTMENTS    TOTAL
                                                                       $             $           $
                                                                  -----------   -----------   --------
    Balance, beginning of year..................................    (1,229)        (877)       (2,106)
    Changes during the year.....................................     2,489          877         3,366
                                                                    ------         ----        ------
    Balance, end of year........................................     1,260        --            1,260
                                                                    ======         ====        ======

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (f) CASH FLOW ADJUSTMENTS

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    OPERATING ACTIVITIES
    Balance under Canadian GAAP.................................  113,071     81,013     53,573
    Interest paid on Debentures.................................  (15,750)     --         --
    Settlement of Fuisz pre-acquisition contract................    7,460      --         --
    Collection of warrant subscription receivable...............   (2,287)    (4,028)    (1,179)
    Acquired product right......................................    --       (25,000)     --
                                                                  -------    -------     ------
    Balance under U.S. GAAP.....................................  102,494     51,985     52,394
                                                                  =======    =======     ======

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    INVESTING ACTIVITIES
    Balance under Canadian GAAP.................................  (574,843)  (129,393)  (32,953)
    Settlement of Fuisz pre-acquisition contract................    (7,460)     --        --
    Acquired product right......................................     --        25,000     --
                                                                  --------   --------   -------
    Balance under U.S. GAAP.....................................  (582,303)  (104,393)  (32,953)
                                                                  ========   ========   =======

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    FINANCING ACTIVITIES
    Balance under Canadian GAAP.................................  409,017    147,916     49,493
    Interest paid on Debentures.................................   15,750      --         --
    Collection of warrant subscription receivable...............    2,287      4,028      1,179
                                                                  -------    -------     ------
    Balance under U.S. GAAP.....................................  427,054    151,944     50,672
                                                                  =======    =======     ======

    (g) INCOME TAXES

    Under U.S. GAAP, the components of the provision for income taxes are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Current.....................................................   5,610      4,215      2,024
    Deferred....................................................   3,750       --         --
                                                                   -----      -----      -----
                                                                   9,360      4,215      2,024
                                                                   =====      =====      =====

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income
    (loss) before provision for income taxes under U.S. GAAP. The reasons for this difference and the related tax effects are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Income (loss) before provision for income taxes.............  (75,077)   (105,763)   43,601
    Expected Canadian statutory rate............................    44.39%      44.81%    44.81%
                                                                  -------    --------   -------
    Expected provision for (recovery of) income taxes...........  (33,327)    (47,392)   19,538
    Non-deductible amounts
      Acquired research and development.........................   92,519      47,311     --
      Goodwill amortization.....................................    1,265         904        91
      Compensation cost for employee stock options..............      205       3,434     1,002
      Equity loss...............................................    --         26,169     --
    Foreign tax rate differences................................  (58,379)    (35,120)  (22,442)
    Unrecognized income tax benefit of losses...................    5,922       7,983     3,545
    Other.......................................................    1,155         926       290
                                                                  -------    --------   -------
                                                                    9,360       4,215     2,024
                                                                  =======    ========   =======

    Under U.S. GAAP, deferred income taxes have been provided on the following temporary differences:

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Deferred tax assets
      Tax loss carryforwards....................................   39,837     29,644
      Scientific Research and Experimental Development pool.....   16,664     14,960
      Investment tax credits....................................   11,180      9,824
      Deferred financing costs..................................    9,320      4,347
      Other.....................................................    4,963      --
                                                                  -------    -------
    Total deferred tax assets...................................   81,964     58,775
    Valuation allowance on deferred tax assets..................  (43,250)   (53,741)
                                                                  -------    -------
    Net deferred tax assets.....................................   38,714      5,034
                                                                  -------    -------
    Deferred tax liabilities
      Intangible assets.........................................   38,714      5,034
                                                                  -------    -------
    Net deferred income taxes...................................    --         --
                                                                  =======    =======

    (h) STOCK OPTIONS

    Under U.S. GAAP, the Company accounts for compensation expense for certain members of the Plan under the provisions of APB No. 25. Had compensation cost for the Plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated below:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Net income (loss) as reported under U.S. GAAP...............  (147,976)  (109,978)   41,577
    Estimated stock-based compensation costs....................    16,680      7,534     5,264
                                                                  --------   --------    ------
    Pro forma net income (loss).................................  (164,656)  (117,512)   36,313
                                                                  ========   ========    ======
    Pro forma earnings (loss) per share.........................     (1.28)     (1.15)     0.34
                                                                  ========   ========    ======

                              BIOVAIL CORPORATION

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    The fair values of all options granted during 2000, 1999 and 1998 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    Expected option life (years)................................     4.2        3.8        4.0
    Volatility (%)..............................................    41.1       49.1       47.6
    Risk-free interest rate (%).................................     5.8        5.7        5.5

    The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

    (i) NEW ACCOUNTING STANDARD

    In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and
    SFAS No. 138. Accordingly, SFAS No. 133 will be effective for the Company's financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The Company believes the adoption of SFAS No. 133 will not result in any cumulative effect adjustment in the consolidated statements of income (loss).

25. COMPARATIVE FIGURES

    Certain of the prior years' figures have been reclassified to the presentation adopted in the current year.

                              BIOVAIL CORPORATION
                                AUDITORS' REPORT

To the Board of Directors of Biovail Corporation

    We have audited the consolidated balance sheets of BIOVAIL CORPORATION as at December 31, 2000 and 1999 and the consolidated statements of loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.

    As discussed in note 3 to the consolidated financial statements, during 2000 the Company changed its method of accounting for revenue recognition.

    On February 26, 2001, we reported separately to the Board of Directors and shareholders of BIOVAIL CORPORATION on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                            /s/ ERNST & YOUNG LLP

February 26, 2001                                          Chartered Accountants

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                AS AT DECEMBER 31
                                                              ----------------------
                                                                 2000        1999
                                                              ----------   ---------
ASSETS
CURRENT
Cash and cash equivalents (note 5)..........................  $  125,144   $ 178,086
Restricted cash.............................................      --          11,258
Short-term investments......................................      --          54,635
Accounts receivable (note 6)................................     105,850      60,571
Inventories (note 7)........................................      24,108      12,701
Assets held for disposal (note 4)...........................      --          20,000
Deposits and prepaid expenses...............................       5,347       3,172
                                                              ----------   ---------
                                                                 260,449     340,423
                                                              ----------   ---------
Long-term investments (note 8)..............................       1,561          12
Property, plant and equipment, net (note 9).................      52,541      45,300
Goodwill, net (note 10).....................................     103,105      31,771
Intangible assets, net (note 11)............................     667,431      45,454
Other assets, net (note 12).................................      22,180       4,219
                                                              ----------   ---------
                                                              $1,107,267   $ 467,179
                                                              ==========   =========
LIABILITIES
CURRENT
Accounts payable............................................  $   34,683   $  22,685
Accrued liabilities (note 13)...............................      35,452      31,107
Income taxes payable........................................       6,711       3,585
Deferred revenue............................................      26,334       4,962
Current portion of long-term obligations (note 14)..........     182,564      12,016
                                                              ----------   ---------
                                                                 285,744      74,355
                                                              ----------   ---------
Deferred revenue............................................      27,900      --
Long-term obligations (note 14).............................     256,180     125,488
Convertible Subordinated Preferred Equivalent Debentures
  (note 15).................................................     299,985      --
                                                              ----------   ---------
                                                                 869,809     199,843
                                                              ----------   ---------
Shareholders' Equity
Common shares, no par value, unlimited shares authorized,
  131,461,000 and 124,392,000 ]issued and outstanding at
  December 31, 2000 and 1999, respectively (note 16)........     482,842     363,579
Stock options outstanding...................................       9,891      10,383
Warrants (note 16)..........................................       7,912       8,244
Warrant subscription receivable (note 16)...................      --          (2,287)
Deficit.....................................................    (261,819)   (113,843)
Accumulated other comprehensive income (loss)...............      (1,368)      1,260
                                                              ----------   ---------
                                                                 237,458     267,336
                                                              ----------   ---------
                                                              $1,107,267   $ 467,179
                                                              ==========   =========
Commitments and contingencies (notes 19 and 21)

On behalf of the Board:

             /s/ EUGENE N. MELNYK                              /s/ BRUCE D. BRYDON
               Eugene N. Melnyk                                  Bruce D. Brydon
             Chairman of the Board                    Director and Chief Executive Officer

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                        CONSOLIDATED STATEMENTS OF LOSS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
  (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE
                                     DATA)

                                                              YEARS ENDED DECEMBER 31
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
REVENUE
Product sales...............................................  $ 224,996    $  99,526
Research and development....................................     66,834       48,232
Royalty and licensing.......................................     17,340       24,706
                                                              ---------    ---------
                                                                309,170      172,464
                                                              ---------    ---------
EXPENSES
Cost of goods sold (note 21)................................     68,031       35,078
Research and development....................................     52,659       33,130
Selling, general and administrative (note 21)...............     58,088       38,727
Acquired research and development (note 4)..................    208,424      105,689
                                                              ---------    ---------
                                                                387,202      212,624
                                                              ---------    ---------
Operating loss..............................................    (78,032)     (40,160)
Interest income (expense), net (notes 14 and 15)............      2,955       (9,152)
Equity loss (note 4)........................................     --          (58,399)
Gain on disposal of long-term investments, net (note 8).....     --            1,948
                                                              ---------    ---------
Loss before provision for income taxes......................    (75,077)    (105,763)
Provision for income taxes (note 17)........................      9,360        4,215
                                                              ---------    ---------
Loss before extraordinary item and cumulative effect of
  change in accounting principle............................    (84,437)    (109,978)
Extraordinary item -- Premium paid on early extinguishment
  on U.S. Dollar Senior Notes (note 14).....................    (20,039)      --
                                                              ---------    ---------
Loss before cumulative effect of change in accounting
  principle.................................................   (104,476)    (109,978)
Cumulative effect of change in accounting principle (note
  3)........................................................    (43,500)      --
                                                              ---------    ---------
Net loss....................................................  $(147,976)   $(109,978)
                                                              =========    =========
BASIC AND DILUTED LOSS PER SHARE (note 18)
Loss before extraordinary item and cumulative effect of
  change in accounting principle............................  $   (0.66)   $   (1.07)
Extraordinary item..........................................      (0.16)      --
Cumulative effect of change in accounting principle.........      (0.34)      --
                                                              ---------    ---------
Net loss....................................................  $   (1.16)   $   (1.07)
                                                              =========    =========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING (000S) (note 18)
Basic.......................................................    128,824      102,542
Diluted.....................................................    143,512      108,174
                                                              =========    =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                 COMMON SHARES                                                                  ACCUMULATED
                              -------------------       STOCK                       WARRANT       RETAINED         OTHER
                               SHARES                  OPTIONS                   SUBSCRIPTION     EARNINGS     COMPREHENSIVE
                               (000S)     AMOUNT     OUTSTANDING     WARRANTS     RECEIVABLE     (DEFICIT)     INCOME (LOSS)
                              --------   --------   -------------   ----------   -------------   ----------   ----------------
Balance, December 31,
  1998......................   99,444     21,394         2,560         8,244        (6,315)         26,111         (2,106)
Issued on the exercise of
  options...................    1,336      8,467          (838)        --           --              --            --
Issued under Employee Stock
  Purchase Plan.............        6         40        --             --           --              --            --
Cancelled under stock
  repurchase program........   (2,931)      (617)       --             --           --             (29,976)       --
Issued pursuant to equity
  offering..................   20,360    259,590        --             --           --              --            --
Issue costs.................    --       (13,538)       --             --           --              --            --
Fuisz Technologies Ltd.:
  Issued on acquisition.....    6,177     88,243        --             --           --              --            --
  Issue of non-employee
    options.................    --         --            1,020         --           --              --            --
Compensation cost for
  employee stock options....    --         --            7,641         --           --              --            --
Collection of warrant
  subscription receivable...    --         --           --             --            4,028          --            --
                              -------    --------      -------        ------        ------       ---------        -------
                              124,392    363,579        10,383         8,244        (2,287)         (3,865)        (2,106)
                              -------    --------      -------        ------        ------       ---------        -------
Net loss....................    --         --           --             --           --            (109,978)       --
OTHER COMPREHENSIVE INCOME
Foreign currency translation
  adjustment................    --         --           --             --           --              --              2,489
Reclassification adjustment
  for gain on long-term
  investments included in
  net loss..................    --         --           --             --           --              --                877
                              -------    --------      -------        ------        ------       ---------        -------
Other comprehensive income..    --         --           --             --           --              --              3,366
                              -------    --------      -------        ------        ------       ---------        -------
Comprehensive loss..........    --         --           --             --           --              --            --
                              -------    --------      -------        ------        ------       ---------        -------
Balance, December 31,
  1999......................  124,392    363,579        10,383         8,244        (2,287)       (113,843)         1,260
Issued on the exercise of
  options...................    2,436     17,027        (3,302)        --           --              --            --
Issued under Employee Stock
  Purchase Plan.............        5        150        --             --           --              --            --
Issued pursuant to equity
  offering..................    4,000    101,125        --             --           --              --            --
Issue costs.................    --        (5,782)       --             --           --              --            --
Issued on conversion of
  Convertible Subordinated
  Preferred Equivalent
  Debentures................    --            15        --             --           --              --            --
Issued on exercise of
  warrants..................      601      6,342        --              (332)       --              --            --
Issue of non-employee
  options...................    --         --              590         --           --              --            --
Additional shares issued on
  acquisition of Fuisz
  Technologies Ltd..........       27        386        --             --           --              --            --


                                TOTAL
                              ---------
Balance, December 31,
  1998......................     49,888
Issued on the exercise of
  options...................      7,629
Issued under Employee Stock
  Purchase Plan.............         40
Cancelled under stock
  repurchase program........    (30,593)
Issued pursuant to equity
  offering..................    259,590
Issue costs.................    (13,538)
Fuisz Technologies Ltd.:
  Issued on acquisition.....     88,243
  Issue of non-employee
    options.................      1,020
Compensation cost for
  employee stock options....      7,641
Collection of warrant
  subscription receivable...      4,028
                              ---------
                                373,948
                              ---------
Net loss....................   (109,978)
OTHER COMPREHENSIVE INCOME
Foreign currency translation
  adjustment................      2,489
Reclassification adjustment
  for gain on long-term
  investments included in
  net loss..................        877
                              ---------
Other comprehensive income..      3,366
                              ---------
Comprehensive loss..........   (106,612)
                              ---------
Balance, December 31,
  1999......................    267,336
Issued on the exercise of
  options...................     13,725
Issued under Employee Stock
  Purchase Plan.............        150
Issued pursuant to equity
  offering..................    101,125
Issue costs.................     (5,782)
Issued on conversion of
  Convertible Subordinated
  Preferred Equivalent
  Debentures................         15
Issued on exercise of
  warrants..................      6,010
Issue of non-employee
  options...................        590
Additional shares issued on
  acquisition of Fuisz
  Technologies Ltd..........        386

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                 COMMON SHARES                                                                  ACCUMULATED
                              -------------------       STOCK                       WARRANT       RETAINED         OTHER
                               SHARES                  OPTIONS                   SUBSCRIPTION     EARNINGS     COMPREHENSIVE
                               (000S)     AMOUNT     OUTSTANDING     WARRANTS     RECEIVABLE     (DEFICIT)     INCOME (LOSS)
                              --------   --------   -------------   ----------   -------------   ----------   ----------------
DJ Pharma, Inc.:
  Fair value of unvested
    options granted to
    employees on
    acquisition.............    --         --            7,480         --           --              --            --
  Unearned compensation
    relating to future
    service period at
    acquisition date........    --         --           (5,721)        --           --              --            --
  Compensation cost for
    employee stock
    options.................    --         --              461         --           --              --            --
Collection of warrant
  subscription receivable...    --         --           --             --            2,287          --            --
                              -------    --------      -------        ------        ------       ---------        -------
                              131,461    482,842         9,891         7,912        --            (113,843)         1,260
                              -------    --------      -------        ------        ------       ---------        -------
Net loss....................    --         --           --             --           --            (147,976)       --
OTHER COMPREHENSIVE LOSS
Foreign currency translation
  adjustment................    --         --           --             --           --              --             (1,735)
Unrealized holding loss on
  long-term investments.....    --         --           --             --           --              --               (893)
                              -------    --------      -------        ------        ------       ---------        -------
Other comprehensive loss....    --         --           --             --           --              --             (2,628)
                              -------    --------      -------        ------        ------       ---------        -------
Comprehensive loss..........    --         --           --             --           --              --            --
                              -------    --------      -------        ------        ------       ---------        -------
BALANCE, DECEMBER 31,
  2000......................  131,461    $482,842      $ 9,891        $7,912        $--          $(261,819)       $(1,368)
                              =======    ========      =======        ======        ======       =========        =======


                                TOTAL
                              ---------
DJ Pharma, Inc.:
  Fair value of unvested
    options granted to
    employees on
    acquisition.............      7,480
  Unearned compensation
    relating to future
    service period at
    acquisition date........     (5,721)
  Compensation cost for
    employee stock
    options.................        461
Collection of warrant
  subscription receivable...      2,287
                              ---------
                                388,062
                              ---------
Net loss....................   (147,976)
OTHER COMPREHENSIVE LOSS
Foreign currency translation
  adjustment................     (1,735)
Unrealized holding loss on
  long-term investments.....       (893)
                              ---------
Other comprehensive loss....     (2,628)
                              ---------
Comprehensive loss..........   (150,604)
                              ---------
BALANCE, DECEMBER 31,
  2000......................  $ 237,458
                              =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                              YEARS ENDED DECEMBER 31
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(147,976)   $(109,978)
Depreciation and amortization...............................     21,526        8,885
Deferred income taxes (note 17).............................      3,750       --
Acquired research and development (note 4)..................    208,424       80,689
Extraordinary item (note 14)................................     20,039       --
Cumulative effect of change in accounting principle (note
  3)........................................................     43,500       --
Compensation cost for employee stock options................        461        7,641
Equity loss (note 4)........................................     --           58,399
Gain on disposal of long-term investments, net (note 8).....     --           (1,948)
                                                              ---------    ---------
                                                                149,724       43,688
Net change in non-cash operating items (note 20)............    (47,230)       8,297
                                                              ---------    ---------
CASH PROVIDED BY OPERATING ACTIVITIES.......................    102,494       51,985
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net.............    (15,845)      (7,759)
Acquisition of businesses, net of cash acquired (notes 4 and
  20).......................................................   (622,145)     (43,720)
Proceeds from sale of assets held for disposal (note 4).....     20,000       --
Maturity of (additions to) short-term investments, net......     65,893      (54,665)
Acquisition of product rights...............................    (27,752)     (13,340)
Disposal (acquisition) of long-term investments (note 8)....     (2,454)      11,991
Repayment of Executive Stock Purchase Plan loans............     --            3,100
                                                              ---------    ---------
Cash used in investing activities...........................   (582,303)    (104,393)
                                                              ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares (note 16).........................    109,604      253,721
Repurchase of common shares (note 16).......................     --          (30,593)
Proceeds from exercise of warrants (note 16)................      6,010       --
Collection of warrant subscription receivable (note 16).....      2,287        4,028
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs (note 15)..............    288,772       --
Advances under revolving term credit facility, net of
  financing costs (note 14).................................    207,000       --
Repurchase of U.S. Dollar Senior Notes (note 14)............   (141,017)      --
Reduction in other long-term obligations....................    (45,602)     (75,212)
                                                              ---------    ---------
CASH PROVIDED BY FINANCING ACTIVITIES.......................    427,054      151,944
                                                              ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (187)         271
                                                              ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    (52,942)      99,807
Cash and cash equivalents, beginning of year................    178,086       78,279
                                                              ---------    ---------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 125,144    $ 178,086
                                                              =========    =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 1  GOVERNING STATUTE AND NATURE OF OPERATIONS

    Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a fully integrated international pharmaceutical company applying advanced proprietary controlled-release drug delivery technology to the development of superior branded and cost effective generic formulations of medications for the treatment of chronic medical conditions. The Company is engaged in all stages of pharmaceutical development, from research and development, through clinical testing and regulatory filings to full-scale manufacturing. The Company's common shares trade on the New York and Toronto Stock Exchanges.

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"), applied on a consistent basis. Prior to the current fiscal year, the Company reported its consolidated results in accordance with Canadian GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are made available to all shareholders and filed with various regulatory authorities.

    The decision to provide U.S. GAAP consolidated financial results was driven by the Company's desire to make it easier for the majority of its shareholders to assess the Company's financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also consistent with the presentation of financial results of most of the Company's industry customers and competitors.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, sales returns, allowances and rebates, useful lives of long-lived assets, including intangibles, and the realizability of deferred tax assets.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of all financial assets and liabilities, other than the Convertible Subordinated Preferred Equivalent Debentures and U.S. Dollar Senior Notes, approximates their carrying values at December 31, 2000 and 1999. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

    CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. Cash equivalents are carried at cost, which approximates fair value.

    Short-term investments are classified as held-to-maturity in accordance with the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and are carried at cost, which approximates fair value. Short-term investments include highly liquid investments with original maturities greater than three months but less than one year when purchased. Short-term investments generally consist of high-grade commercial paper and U.S. government treasury bills.

    Realized gains and losses on cash equivalents and short-term investments are included in the net loss, and are immaterial for both periods presented.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES

    Inventories are comprised of raw materials, work in process and finished goods, which are valued at the lower of cost and replacement cost, on a first-in, first-out basis. The costs of raw materials and acquired finished goods inventories are the purchase price of the product and attributable direct costs, less trade discounts. The cost of manufactured inventory includes the purchase price of raw materials, direct labour, and the application of attributable overheads.

    LONG-TERM INVESTMENTS

    Long-term investments are generally classified as available-for-sale in accordance with SFAS No. 115. Accordingly, long-term investments are reported at fair value and the change in the net unrealized gains and losses on these investments is included in other comprehensive income (loss) in shareholders' equity.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are reported at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on the following estimated useful lives:

    Buildings........................................  25 years
    Machinery and equipment..........................  5-10 years
    Other equipment..................................  3-5 years
    Leasehold improvements...........................  term of lease

    GOODWILL AND INTANGIBLE ASSETS

    Goodwill and intangible assets are reported at cost, less accumulated amortization. Amortization is computed using the straight-line method based on the following estimated useful lives:

    Goodwill.........................................  20 years
    Workforce........................................  6-10 years
    Core technology..................................  15 years
    Brand names......................................  20 years
    Product rights and royalty interests.............  10-20 years

    In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived identifiable assets and related goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows.

    OTHER ASSETS

    Other assets include deferred financing costs, which are reported at cost, less accumulated amortization. Deferred financing costs are amortized over the term of the following related debt:

    Revolving term credit facility...................  3 years
    Convertible Subordinated Preferred
    Equivalent Debentures............................  25 years

    Amortization expense related to deferred financing costs is included as a component of interest expense.

    INCOME TAXES

    The liability method of accounting for income taxes is used in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets which are "more-likely-than-not" to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION

    PRODUCT SALES -- Product sales revenue is recognized when the product is shipped to the customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances and amounts payable to licensors. In certain circumstances the Company allows customers to return or exchange products. In accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists", the Company maintains provisions for estimated product returns or exchanges. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. When the products are shipped at a future date, they are billed to the customer at the contractual rate.

    RESEARCH AND DEVELOPMENT -- Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development arrangements, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement.

    ROYALTY AND LICENSING -- Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements, and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

    RESEARCH AND DEVELOPMENT

    In accordance with SFAS No. 2, "Accounting for Research and Development Costs", research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written-off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written-off at the time of acquisition.

    ADVERTISING COSTS

    Advertising and promotion costs related to new product launches are expensed upon the first showing of the product. Advertising expense for 2000 and 1999 was $3,434,000 and $4,955,000, respectively.

    REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

    The Company reports its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar, Irish pound and Swiss franc.

    Foreign currency transaction gains and losses are included in the net loss, and are immaterial for both periods presented.

    STOCK OPTION PLAN

    Under the provisions of SFAS No. 123, "Accounting for Stock Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value method had been applied. For both

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

    NEW ACCOUNTING STANDARD

    In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. Accordingly, SFAS No. 133 will be effective for the Company's consolidated financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The Company believes the adoption of SFAS No. 133 will not result in any cumulative effect adjustment in the consolidated statements of loss.

NOTE 3  CHANGE IN ACCOUNTING PRINCIPLE

    The Company implemented the provisions of the Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively to January 1, 2000, as required. Accordingly, the Company changed its method of accounting to that described in the revenue recognition accounting policy for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43,500,000, which is included in the net loss for the period. Of this amount, $9,300,000 is included in revenue for the period. The remaining cumulative effect adjustment has been recorded as deferred revenue.

    Amounts as reported in the consolidated statements of loss are as follows:

                                                                    1999
                                                                  ---------
    Net loss....................................................  $(109,978)
    Basic and diluted loss per share............................  $   (1.07)

    Pro forma amounts assuming the change in accounting principle was applied retroactively with restatement are as follows:

                                                                    1999
                                                                  ---------
    Net loss....................................................  $(121,378)
    Basic and diluted loss per share............................  $   (1.18)

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 4  ACQUISITIONS

    2000 ACQUISITIONS

    During 2000, the Company completed the acquisitions of Intelligent Polymers Limited, the Cardizem-Registered Trademark- product line and DJ Pharma, Inc. These acquisitions were accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

                                                            INTELLIGENT
                                                             POLYMERS     CARDIZEM-REGISTERED TRADEMARK-   DJ PHARMA,
                                                              LIMITED                PRODUCTS                 INC.        TOTAL
                                                            -----------   ------------------------------   -----------   --------
    Acquired research and development.....................    $208,424            -- $                      $ --         $208,424
    Current assets........................................       3,287            --                          14,705       17,992
    Equipment.............................................      --                --                             672          672
    Deferred compensation trust fund......................      --                --                           8,268        8,268
    Assembled workforce...................................      --                --                           5,200        5,200
    Brand names and product rights........................       5,000                406,070                130,500      541,570
    Goodwill..............................................      --                --                          70,497       70,497
    Current liabilities...................................     (14,270)           --                         (22,844)     (37,114)
    Deferred compensation obligation......................      --                --                          (8,268)      (8,268)
    Debt assumed..........................................      --                --                         (34,169)     (34,169)
                                                              --------               --------               --------     --------
                                                              $202,441               $406,070               $164,561     $773,072
                                                              ========               ========               ========     ========
    CONSIDERATION
    Cash paid, net of cash acquired.......................    $202,441               $239,652               $162,802     $604,895
    Issue of non-employee options.........................      --                        590                 --              590
    Fair value of options granted to employees............      --                --                           1,759        1,759
    Accrued acquisition costs.............................      --                      4,000                 --            4,000
    Aventis obligation....................................      --                    161,828                 --          161,828
                                                              --------               --------               --------     --------
                                                              $202,441               $406,070               $164,561     $773,072
                                                              ========               ========               ========     ========

    INTELLIGENT POLYMERS LIMITED

    BACKGROUND

    In July 1997, Intelligent Polymers Limited, a Bermuda corporation ("Intelligent Polymers") was formed primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

    In September 1997, the Company concluded a development and license agreement (the "Development Contract") and a services agreement with Intelligent Polymers, whereby the Company would develop the designated products on Intelligent Polymers' behalf.

    In an initial public offering in October 1997, 3,737,500 units of Intelligent Polymers were sold to the public, resulting in net proceeds to Intelligent Polymers, after offering costs, of approximately $69,500,000. The proceeds of the offering were used by Intelligent Polymers to make payments to the Company under the Development Contract.

    Payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 for the period ended September 29, 2000, and $33,000,000 for the year ended December 31, 1999. The cost of providing these services to Intelligent Polymers was $35,200,000 for the period ended September 29, 2000, and $19,800,000 for the year ended December 31, 1999.

    In December 1999, the Company exercised its option to acquire the rights to the generic version of Procardia XL, developed on behalf of Intelligent Polymers, for $25,000,000. The right to Procardia XL was written-off as acquired research and development in 1999 since at the time of acquisition the product had not received regulatory approval from the FDA, and had no alternative future use.

    The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, had an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 4  ACQUISITIONS (CONTINUED)
    the Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. If the purchase option had been exercised, the purchase price calculated on a per share basis would have been as follows:

                                                                  PURCHASE OPTION
                                                                  EXERCISE PRICE
                                                                  ---------------
    Before October 1, 2000......................................      $39.06
    On or after October 1, 2000 and on or before September 30,
      2001......................................................       48.83
    On or after October 1, 2001 and on or before September 30,
      2002......................................................      $61.04

    DESCRIPTION OF ACQUISITION

    On September 29, 2000, the Company sold all of its interest in and to the special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd., a British Virgin Islands company ("IPL Acquireco"), in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, the Company invested $141,500,000 in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. As a result of IPL Acquireco's acquisition of Intelligent Polymers, certain provisions of the Development Contract were amended such that Intelligent Polymers took over the development of the designated products, including directly contracting with, and making payments to, third parties.

    The Company, as holder of all of the non-voting common shares of IPL Acquireco, had the option, exercisable at its sole discretion, to purchase all of the voting common shares of IPL Acquireco, at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

    On December 29, 2000, the Company exercised its option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in these consolidated financial statements from December 29, 2000.

    ACQUIRED RESEARCH AND DEVELOPMENT

    At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, U.S. Federal Drug Administration ("FDA") approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    INTANGIBLE ASSET

    Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right has been included in the value of the net liabilities of Intelligent Polymers assumed, and will be amortized over its estimated useful life.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, IPL Acquireco and Intelligent Polymers as if the acquisition had occurred on January 1, 1999. Included in the consolidated results for 1999 is

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 4  ACQUISITIONS (CONTINUED)
    the write-off of acquired research and development. All transactions between the Company and Intelligent Polymers have been eliminated.

                                                                    2000       1999
                                                                  --------   ---------
    Total revenue...............................................  $255,946   $ 143,492
    Net loss....................................................   (13,171)   (345,391)
    Basic and diluted loss per share............................  $  (0.10)  $   (3.37)

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had IPL Acquireco and Intelligent Polymers been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    DESCRIPTION OF ACQUISITION

    On December 28, 2000, the Company acquired the North American rights to the Cardizem-Registered Trademark- product line (the
    "Cardizem-Registered Trademark- Products") from Aventis
    Pharmaceuticals, Inc. and its affiliates ("Aventis").
    Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in the Cardizem-Registered Trademark-Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001, following the completion of the payments described below.

    The purchase price for the Cardizem-Registered Trademark- Products was $409,500,000 in cash comprised of an initial payment of $239,500,000, and the balance of $170,000,000 payable equally over the four quarters of 2001. In accordance with APB No. 21, "Interest on Receivables and Payables", the remaining payments have been present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, which has been allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

    MANUFACTURING AND TRANSITIONAL SERVICES AGREEMENTS

    In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis under which Aventis will continue to manufacture, supply and provide distribution services for specified periods to the Company for the Cardizem-Registered Trademark-Products. The terms of these agreements are summarized as follows:

    Aventis will manufacture and package, or cause another party to manufacture and package, the Cardizem-Registered Trademark- Products for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture the Cardizem-Registered Trademark- Products on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional consideration under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003,
    respectively.

    Aventis has agreed to reimburse the Company for transitional expenses incurred by the Company including general and administrative, manufacturing, inventory write-offs, and sales and marketing expenses related to the Cardizem-Registered Trademark- Products. The reimbursements are limited to $11,000,000 and $10,000,000 for transitional expenses incurred in the two calendar quarters ending June 30, 2001 and December 31, 2001, respectively.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of consolidated results of operations of the Company including the contribution from the Cardizem-Registered Trademark- Products as if the acquisition had occurred on January 1, 1999. The contribution includes only direct expenses related to the Cardizem-Registered Trademark- Products and, as such, does not include any allocation of indirect selling, general and administrative expenses. A full year of amortization, and interest expense on advances under the revolving term credit facility, are included in the

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 4  ACQUISITIONS (CONTINUED)
    consolidated results of both periods presented. Included in the consolidated results of 1999 is the amortization of the imputed interest on the Aventis obligation.

                                                                    2000       1999
                                                                  --------   --------
    Total revenue...............................................  $567,325   $819,964
    Net income..................................................     2,254    306,266
    Basic earnings per share....................................      0.02       2.99
    Diluted earnings per share..................................  $   0.02   $   2.83

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution from the Cardizem-Registered Trademark- Products been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    DJ PHARMA, INC. (RENAMED BIOVAIL PHARMACEUTICALS INC.)

    DESCRIPTION OF ACQUISITION

    On October 6, 2000, the Company acquired DJ Pharma, Inc. ("DJ Pharma"), for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. In accordance with FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation," the total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on the ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the consolidated financial statements of the Company from October 6, 2000.

    DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura include a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company; a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

    DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

    ASSEMBLED WORKFORCE

    At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and is estimated to have a useful life of six years.

    PRODUCT RIGHTS

    At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provide the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002, in return for payment of certain license fees based on a percentage of net sales, subject to annual maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma obtains Dura's rights to Dura-Vent worldwide, and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert back to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000,

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 4  ACQUISITIONS (CONTINUED)
    with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

    DEFERRED COMPENSATION

    DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totalling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for income tax purposes. In accordance with Emerging Issues Task Force Issue ("EITF") 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested", the assets of the trust have been consolidated with the accounts of the employer in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. Changes in the value of the assets held by the trust are recorded in earnings each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

    SUBSEQUENT TRANSACTION

    On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement, and to settle the promissory note payable and the product acquisition notes payable to Dura, plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and DJ Pharma as if the acquisition had occurred on January 1, 1999. A full year of amortization is included in the consolidated results of both periods presented.

                                                                    2000        1999
                                                                  ---------   ---------
    Total revenue...............................................  $ 341,382   $ 209,645
    Net loss....................................................   (158,081)   (114,208)
    Basic and diluted loss per share............................  $   (1.23)  $   (1.11)

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had DJ Pharma been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    1999 ACQUISITION

    FUISZ TECHNOLOGIES LTD. (RENAMED BIOVAIL TECHNOLOGIES LTD.)

    DESCRIPTION OF ACQUISITION

    On November 12, 1999, the Company completed the acquisition of Fuisz Technologies Ltd. ("Fuisz") for $171,154,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark-and other drug delivery technologies (the "Fuisz Technology").

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 4  ACQUISITIONS (CONTINUED)
    Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

    By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 6,176,620 common shares of the Company, with a fair value of $88,243,000. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's common shares before and after the date of the merger agreement on July 25, 1999.

    PURCHASE PRICE ALLOCATION

    The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The equity loss for this period amounted to $58,399,000, and includes the Company's proportionate share of acquired research and development. The assets, liabilities, revenue and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

    The purchase price of $171,154,000, which includes acquisition costs of $7,346,000, was allocated as follows:

    Acquired research and development...........................  $137,470
    Current assets..............................................    60,617
    Assets held for disposal....................................    20,000
    Buildings and equipment.....................................    16,893
    Intangible assets...........................................       358
    Workforce...................................................     2,041
    Core technology.............................................    11,185
    Goodwill....................................................    30,481
    Current liabilities.........................................   (21,820)
    Debt assumed................................................   (86,071)
                                                                  --------
    Purchase price..............................................  $171,154
                                                                  ========

    Included in the provision for restructuring costs related to the acquisition of Fuisz, established by the Company at the date of acquisition, was $10,000,000 for the settlement of a pre-acquisition contract. The settlement of this contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the provision was based on the information available to the Company at that time in accordance with SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". The provision was included in the determination of the net assets of Fuisz acquired. During 2000, the Company entered into a final settlement of this preacquisition contract.

    During 2000, the Company issued 27,000 additional common shares in relation to the acquisition of Fuisz with a fair value of $386,000. The cash settlement of the contract and the issuance of additional common shares resulted in an additional charge of $7,460,000 that has been allocated to goodwill acquired.

    ACQUIRED RESEARCH AND DEVELOPMENT

    The Fuisz Technology involves drug delivery platforms and the application of such platforms to specific product development programs. At the date of acquisition, Fuisz was involved in seventeen product development projects for a number of pharmaceutical companies which were in various stages of completion. With the exception of certain nutraceutical products, the Fuisz Technology had not been employed in any product which had received regulatory approval to date and was considered to have no alternative future use other than for the therapeutic indications for which it was in development or which may be developed. Accordingly, technological feasibility of the products related to the Fuisz Technology was not established at the acquisition date and was considered to be in-process research and development.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 4  ACQUISITIONS (CONTINUED)
    Two of the projects had been submitted for approval with the applicable regulatory authorities. One project was submitted to the FDA in June 1998 and the other was submitted to the Medical Control Agency in the U.K. ("MCA") in April 1998. The remaining fifteen projects were expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the next eighteen months.

    The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942,000,000 per annum, estimated costs to completion of these products were approximately $9,500,000 and a discount rate of 28% was used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    In April 2000, one of the products under development at the acquisition date received approval from the MCA. The product, a rapid dissolve form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz Technology.

    ASSETS HELD FOR DISPOSAL

    The Company determined, as part of its evaluation of the purchase of Fuisz, that certain operations of Fuisz were not strategic to Biovail's business plans and accordingly should be sold.

    Prior to the completion of the stock exchange, on October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly-owned European subsidiaries for proceeds of $28,700,000. Further, Fuisz agreed to assign all of the rights, privileges and advantages from its Cebutid trademark to the purchaser of its European subsidiaries for proceeds of $10,273,000. No gain or loss was recognized by the Company on these transactions as these subsidiaries were included in the purchase price allocation at their fair value when Biovail acquired its 49% interest in Fuisz.

    On December 1, 1999, with an effective date of January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. The Company recognized no gain or loss on this transaction as Clonmel was included at its fair value in the purchase price allocation on November 12, 1999.

    Under the terms of the sale of Clonmel, the Company repaid an IRL8,452,000 term bank loan connected with the 1997 acquisition of Clonmel by Fuisz, utilizing the restricted cash balance of $11,258,000 that was pledged as collateral against the term bank loan at December 31, 1999.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and Fuisz as if the acquisition, disposals and repayment of convertible subordinated debentures had occurred on January 1, 1998. A full year of goodwill amortization and interest costs is included for both periods presented. Included in the consolidated results for 1998 is the write-off of acquired research and development.

                                                                    1999       1998
                                                                  --------   ---------
    Total revenue...............................................  $184,390   $ 124,656
    Net loss....................................................    (5,186)   (135,236)
    Basic and diluted loss per share............................  $  (0.05)  $   (1.17)
                                                                  ========   =========

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Fuisz been included in the Company's consolidated financial statements from January 1, 1998. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 5  CASH AND CASH EQUIVALENTS

                                                                    2000       1999
                                                                  --------   --------
    Cash and bank certificates of deposit.......................  $ 65,784   $ 38,776
    Money market funds and corporate debt securities............    59,360    139,310
                                                                  --------   --------
                                                                  $125,144   $178,086
                                                                  ========   ========

NOTE 6  ACCOUNTS RECEIVABLE

                                                                    2000       1999
                                                                  --------   --------
    Trade (net of allowance for doubtful accounts of $4,049,000
      and $3,255,000 for 2000 and 1999, respectively)...........  $ 98,442   $ 50,458
    Royalties...................................................     3,565      3,176
    Other.......................................................     3,843      6,937
                                                                  --------   --------
                                                                  $105,850   $ 60,571
                                                                  ========   ========

    The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Three customers accounted for 61% and 82% of trade and royalties receivable at December 31, 2000 and 1999, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.

NOTE 7  INVENTORIES

                                                                    2000       1999
                                                                  --------   --------
    Raw materials...............................................  $ 7,140    $ 5,149
    Work in process.............................................    5,079      4,258
    Finished goods..............................................   11,889      3,294
                                                                  -------    -------
                                                                  $24,108    $12,701
                                                                  =======    =======

NOTE 8  LONG-TERM INVESTMENTS

                                                                    2000       1999
                                                                  --------   --------
    Investment in Hemispherx Biopharma, Inc.....................   $1,357     $--
    Other securities............................................      204      --
    Investment in Intelligent Polymers..........................    --            12
                                                                   ------     ------
                                                                   $1,561     $   12
                                                                   ======     ======

    In February 2000, the Company invested $2,250,000 in common shares of Hemispherx Biopharma, Inc. ("Hemispherx"). The investment represents approximately 1% of the outstanding common shares of Hemispherx and has been classified as being available-for-sale. The fair value of the investment at December 31, 2000 was $1,357,000.

    In September 2000, the 12,000 special shares of Intelligent Polymers, acquired by the Company in 1997, were sold to IPL Acquireco.

    During 1999, the Company sold certain long-term investments, which had been acquired in 1998, for a net gain of $1,948,000.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 9  PROPERTY, PLANT AND EQUIPMENT

                                                                           2000                      1999
                                                                  -----------------------   -----------------------
                                                                             ACCUMULATED               ACCUMULATED
                                                                    COST     DEPRECIATION     COST     DEPRECIATION
                                                                  --------   ------------   --------   ------------
    Land........................................................  $ 4,419      $--          $ 1,270      $--
    Buildings...................................................   19,489        4,553       17,423        3,724
    Machinery and equipment.....................................   30,054       10,701       24,914        7,366
    Other equipment and leasehold improvements..................   20,233        6,400       15,873        3,090
                                                                  -------      -------      -------      -------
                                                                   74,195       21,654       59,480       14,180
    Less accumulated depreciation...............................   21,654                    14,180
                                                                  -------                   -------
                                                                  $52,541                   $45,300
                                                                  =======                   =======

    Depreciation expense amounted to $8,096,000 and $4,138,000 in 2000 and 1999, respectively.

NOTE 10  GOODWILL

                                                                    2000       1999
                                                                  --------   --------
    Cost........................................................  $109,408   $35,310
    Less accumulated amortization...............................     6,303     3,539
                                                                  --------   -------
                                                                  $103,105   $31,771
                                                                  ========   =======

    Amortization expense amounted to $2,850,000 and $2,018,000 in 2000 and 1999, respectively.

NOTE 11  INTANGIBLE ASSETS

                                                                    2000       1999
                                                                  --------   --------
    Workforce...................................................  $  7,241   $ 2,041
    Core technology.............................................    11,185    11,185
    Brand names, product rights and royalty interests
    Cardizem-Registered Trademark- Products.....................   406,070     --
    Keftab, Dura-Vent, Rondec and Cedax.........................   154,089     --
    Adalat Product..............................................    64,720     9,000
    Tiazac-Registered Trademark-................................    15,000    15,000
    Other.......................................................    22,217    11,602
                                                                  --------   -------
                                                                   680,522    48,828
    Less accumulated amortization...............................    13,091     3,374
                                                                  --------   -------
                                                                  $667,431   $45,454
                                                                  ========   =======

    Amortization expense amounted to $10,042,000 and $2,031,000 in 2000 and 1999, respectively.

    ADALAT PRODUCT

    On October 4, 1999, Biovail and Elan Corporation, plc ("Elan") entered into a licensing and supply agreement, whereby Biovail obtained a license to distribute Elan's generic version of Adalat CC 30mg dosage (the "Adalat Product"), in exchange for royalties based on a percentage of sales. The Company first launched the Adalat Product in March 2000. Elan manufactures and supplies the Adalat Product to Biovail.

    On December 29, 2000, Biovail and Elan agreed to certain amendments to the licensing and supply agreement (the "Amended Agreement"), effective
    January 1, 2000. The initial term of the Amended Agreement is fifteen years from the date of first commercial sale. Under the terms of the Amended Agreement, Biovail will pay to Elan annual minimum license payments, exclusive of the direct manufacturing cost of the Adalat Product purchased from Elan.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 11  INTANGIBLE ASSETS (CONTINUED)
    The minimum license payments have been capitalized as a product right, with a corresponding long-term obligation to Elan. In accordance with APB
    No. 21, the value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000 resulting in a discount of $8,780,000. The product right will be amortized over its estimated useful life, which is the remaining initial term of the Amended Agreement. At the end of the initial term, the Amended Agreement continues automatically for subsequent two-year periods, unless terminated by either party.

NOTE 12  OTHER ASSETS

                                                                    2000       1999
                                                                  --------   --------
    Deferred financing costs....................................  $14,228     $5,024
    Less accumulated amortization...............................      359        805
                                                                  -------     ------
                                                                   13,869      4,219
    Deferred compensation trust fund............................    8,311      --
                                                                  -------     ------
                                                                  $22,180     $4,219
                                                                  =======     ======

    Amortization expense related to deferred financing costs amounted to $538,000 and $698,000 in 2000 and 1999, respectively.

NOTE 13  ACCRUED LIABILITIES

                                                                    2000       1999
                                                                  --------   --------
    Accrued product returns, rebates and chargebacks............  $16,895    $   798
    Employee costs..............................................    5,696      4,528
    Provision for restructuring costs...........................    3,482     13,597
    Royalties...................................................    3,355      1,331
    Professional fees...........................................    2,438      2,163
    Interest....................................................      426      1,736
    Product rights..............................................    --         1,524
    Other.......................................................    3,160      5,430
                                                                  -------    -------
                                                                  $35,452    $31,107
                                                                  =======    =======

    At December 31, 2000, the provision for restructuring costs comprises $1,602,000 related to the acquisition of DJ Pharma, and $1,880,000
    (1999 -- $13,597,000) related to the acquisition of Fuisz. These costs were included in the determination of the net assets of DJ Pharma and Fuisz acquired, respectively.

    At December 31, 2000, the provision for restructuring costs related to the acquisition of DJ Pharma consists of employee costs of $1,362,000 and $240,000 of other costs.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 13  ACCRUED LIABILITIES (CONTINUED)
    At December 31, 2000, the provision for restructuring costs related to the acquisition of Fuisz consists of $1,000,000 (1999 -- $11,250,000) for the settlement of contracts, $880,000 (1999 -- $1,303,000) for the termination of employees and nil (1999 -- $1,044,000) of other costs. The reduction in the provisions was substantially the result of cash payments made during 2000.

NOTE 14  LONG-TERM OBLIGATIONS

                                                                    2000       1999
                                                                  --------   --------
    Revolving term credit facility (i)..........................  $210,000   $  --
    Aventis obligation (ii).....................................   161,828      --
    Elan obligation (iii).......................................    58,090      --
    Deferred compensation.......................................     8,311      --
    Non-interest bearing government loan (iv)...................       470      1,250
    U.S. Dollar Senior Notes (v)................................     --       125,000
    Term bank loan (vi).........................................     --        10,799
    Other debt..................................................        45        455
                                                                  --------   --------
                                                                   438,744    137,504
    Less current portion........................................   182,564     12,016
                                                                  --------   --------
                                                                  $256,180   $125,488
                                                                  ========   ========

    (i) REVOLVING TERM CREDIT FACILITY

       On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia (the "Bank") for a revolving term $300,000,000 Senior Secured Credit Facility (the "Credit Facility"). The Credit Facility is fully underwritten by the Bank in anticipation of syndication to the Bank and other financial institutions (the "Lenders") who may commit to a portion of the Credit Facility. The Credit Facility is revolving in nature for the initial term of 364 days, and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. If the Lenders elect not to extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly instalments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

       Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on acquisition, capital and debt restructuring related activity exceeding established thresholds. Upon a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

       Borrowings may be by way of U.S. dollar London Interbank Offering Rate ("LIBOR") or U.S. Base Rate advances or Canadian dollar Prime Rate or Bankers' Acceptance ("BA") advances. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of Base Rate and Prime Rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rate of interest at December 31, 2000 was 8.84%.

    (ii) AVENTIS OBLIGATION

       The Aventis obligation of $170,000,000 was assumed on the acquisition of the Cardizem-Registered Trademark- Products. The obligation, which is non-interest bearing, has been discounted by $8,172,000, based on an imputed interest rate of approximately 8%. The obligation is payable in quarterly instalments of $42,500,000 on March 30, June 29, September 28 and December 28, 2001.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 14  LONG-TERM OBLIGATIONS (CONTINUED)
    (iii) ELAN OBLIGATION

       The Elan obligation of $73,500,000 reflects the minimum license payments assumed under the Amended Agreement for the Adalat Product. The obligation, which is non-interest bearing, has been discounted by $8,780,000 based on an imputed interest rate of approximately 8%. The first installment of $17,500,000, which is payable on January 5, 2001, has been recorded net of $6,630,000 due to the Company from Elan. The remaining installments are payable quarterly in the following gross annual amounts: 2001 -- $16,000,000; 2002 -- $14,000,000;
       2003 -- $10,000,000; 2004 -- $8,000,000; and 2005 -- $8,000,000.

    (iv) NON-INTEREST BEARING GOVERNMENT LOAN

       The non-interest bearing government loan is payable to Western Economic Diversification, a Canadian federal government agency. The final payment is due in 2001.

    (v) U.S. DOLLAR SENIOR NOTES

       Issued under an indenture dated November 16, 1998, the U.S. Dollar Senior Notes (the "Senior Notes") were general unsecured senior obligations, which bore interest at 10 7/8%, payable semi-annually in arrears on May 15 and November 15 of each year. The Senior Notes were due to mature on November 15, 2005.

       At December 31, 1999, the fair value of the Senior Notes was $128,388,000.

       In March 2000, the Company repurchased all of its outstanding notes at a redemption price of 112.820% of the principal amount, plus accrued interest. The premium paid by the Company of $16,017,000 consisted of a consent payment of $2,500,000 and a premium of $13,517,000 calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4% U.S. Treasury Note due on November 20, 2002. In accordance with SFAS No. 4, "Reporting Gains and Losses From Extinguishment of Debt", the premium paid together with the unamortized deferred financing costs on the notes, which amounted to $4,022,000, are reported as an extraordinary item in the consolidated statements of income (loss).

    (vi) TERM BANK LOAN

       The term bank loan of IRL8,452,000 bore interest at the bank's reference rate plus margin (aggregate rate of 4.13% at December 31, 1999). The loan was collateralized by a restricted cash balance of $11,258,000, which was used to repay the loan in January 2000.

    INTEREST

    Interest expense on long-term obligations amounted to $3,059,000 and $13,594,000 for the years ended December 31, 2000 and 1999, respectively.

    PRINCIPAL REPAYMENTS

    Principal repayments on long-term obligations for the years ending December 31, are as follows:

    2001........................................................  $182,564
    2002........................................................   116,835
    2003........................................................   114,219
    2004........................................................     7,388
    2005........................................................     7,466
    2006........................................................     1,961
    Thereafter..................................................     8,311
                                                                  --------
                                                                  $438,744
                                                                  ========

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 15  CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    DESCRIPTION

    The Company issued under an indenture dated March 22, 2000, 6,000,000 Convertible Subordinated Preferred Equivalent Debentures, due on March 31, 2025 (the "Debentures") for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. The Debentures are unsecured and subordinated to all senior indebtedness, as defined, of the Company. At the holders' option, the Debentures are convertible at any time into common shares of the Company at $30.337 per common share. During 2000, 300 Debentures, with a face value of $15,000, were converted into 494 common shares of the Company.

    INTEREST

    The Debentures bear interest at 6.75%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Subject to certain conditions, the Company has the right to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods. At the option of the Company, the deferred interest may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    Interest expense on the Debentures amounted to $15,750,000 for the period ended December 31, 2000.

    OPTIONAL REDEMPTION

    On or after March 31, 2003, the Company may, at its option, redeem in whole or in part, the Debentures at the following prices, plus accrued and unpaid interest, if redeemed during the twelve-month period commencing on March 31 of the years indicated:

                                                                  REDEMPTION
                                                                     PRICE
                                                                  -----------
    2003........................................................    104.725%
    2004........................................................    104.050
    2005........................................................    103.375
    2006........................................................    102.700
    2007........................................................    102.025
    2008........................................................    101.350
    2009........................................................    100.675
    2010 and thereafter.........................................    100.000

    The principal and interest payable on any redemption date are payable in cash by the Company, or at the option of the Company, may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    SPECIAL REDEMPTION

    At any time prior to March 31, 2003, other than during periods where the Company has elected to defer the payment of interest, the Company may redeem the Debentures at its option, in whole or in part, at 106.750% of the principal amount plus accrued and unpaid interest, if the trading price of the Company's common shares equals or exceeds $45.505 per share on the New York Stock Exchange for 20 trading days within 30 consecutive trading days ending one day prior to the day on which the Company sends out a special redemption notice. If the Company undertakes a special redemption, the holders of the Debentures called for redemption will receive an additional payment in a amount equal to the present value of the aggregate amount of the interest that would have thereafter been payable on the Debentures from the special redemption date to March 31, 2003. The present value would be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the additional period. The Company would be obligated to make the additional payment on all the Debentures called for special redemption, whether or not those Debentures are converted into common shares prior to the special redemption date.

    FAIR VALUE

    At December 31, 2000, the fair value of the Debentures, based on the quoted market price, was $428,979,000.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 16  SHAREHOLDERS' EQUITY

    AUTHORIZED AND ISSUED SHARES

    STOCK SPLITS

    In October 2000, pursuant to shareholders' consent received at the 2000 annual meeting, the Company's common shares split on a 2 for 1 basis. In December 1999, the shareholders of the Company authorized a 2 for 1 stock split, and an increase in authorized shares to an unlimited number of common shares without par value.

    All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock splits.

    SHARE OFFERINGS

    In March 2000, concurrent with the offering of the Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

    In October 1999, the Company completed a share offering by issuing 20,360,000 common shares for gross proceeds of $259,590,000 less issue costs of $13,538,000.

    STOCK REPURCHASE PROGRAM

    During 1998, the Company implemented a stock repurchase program under which the Company was able to purchase up to 10% of its issued and outstanding common shares. During 1999, 2,930,800 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $29,976,000 was charged to deficit. The program was terminated with no further common shares repurchased.

    STOCK OPTION PLAN

    Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in October 2000 and December 1999, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

    The option vesting terms vary based on the type of option. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

    Option granted after January 1, 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on the first anniversary of the grant and expire not later than seven years from the date of the grant.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 16  SHAREHOLDERS' EQUITY (CONTINUED)
    The following table summarizes the Company's stock option activity for the three years ended December 31, 2000 taking into effect the 2 for 1 stock splits in October 2000 and December 1999:

                                                                                WEIGHTED
                                                                  OPTIONS       AVERAGE
                                                                   (000S)    EXERCISE PRICE
                                                                  --------   --------------
    Outstanding balance, December 31, 1998......................    8,841          6.91
    Granted.....................................................    3,369         18.57
    Exercised...................................................   (1,334)         5.72
    Forfeited...................................................     (429)         7.37
                                                                  -------        ------
    Outstanding balance, December 31, 1999......................   10,447         10.81
    Granted.....................................................    2,345         27.06
    Exercised...................................................   (2,436)         5.79
    Forfeited...................................................     (307)        18.29
                                                                  -------        ------
    Outstanding balance, December 31, 2000......................   10,049        $15.58
                                                                  =======        ======

    The following table summarizes the information about options outstanding at December 31, 2000:

                                                                            WEIGHTED
                                                                            AVERAGE      WEIGHTED                 WEIGHTED
                                                                           REMAINING     AVERAGE                  AVERAGE
                                                            OUTSTANDING   CONTRACTUAL    EXERCISE   EXERCISABLE   EXERCISE
    RANGE OF EXERCISE PRICES                                  (000S)      LIFE (YEARS)    PRICE       (000S)       PRICE
    ------------------------                                -----------   ------------   --------   -----------   --------
    $2.96 - $3.13.........................................       240           2.7        $ 2.99          22       $ 2.55
    5.00 - 7.50...........................................       391           1.2          6.79         291         6.73
    7.58 - 10.50..........................................     4,986           2.3          8.22       2,567         7.91
    12.77 - 17.50.........................................       421           3.9         16.08         389        22.50
    22.50 - 29.00.........................................     2,953           6.1         22.77       --           --
    $36.00 - $38.84.......................................     1,058           7.0         36.10       --           --
                                                              ------                      ------       -----       ------
                                                              10,049                      $15.58       3,269       $ 9.50
                                                              ======                      ======       =====       ======

    The Company accounts for compensation expense for certain members of the Plan under the provisions of APB No. 25. Had compensation cost for the Plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and loss per share would have changed to the pro forma amounts indicated below:

                                                                    2000        1999
                                                                  ---------   ---------
    Net loss as reported........................................  $(147,976)  $(109,978)
    Estimated stock-based compensation costs....................     16,680       7,534
                                                                  ---------   ---------
    Pro forma net loss..........................................   (164,656)   (117,512)
                                                                  ---------   ---------
    Pro forma loss per share....................................  $   (1.28)  $   (1.15)
                                                                  =========   =========

    The fair values of all options granted during 2000 and 1999 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    2000       1999
                                                                  --------   --------
    Expected option life (years)................................    $4.2       $3.8
    Volatility..................................................    41.1%      49.1%
    Risk-free interest rate.....................................     5.8%       5.7%
                                                                   =====      =====

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 16  SHAREHOLDERS' EQUITY (CONTINUED)
    The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration the 2 for 1 stock splits in October 2000 and December 1999, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

    WARRANTS

    In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. The net proceeds to Intelligent Polymers of the offering after offering expenses amounted to approximately $69,500,000. On September 30, 1999, the units separated and the Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants are exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

    In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance, along with an offsetting contra equity account called "warrant subscription receivable". Payments received from Intelligent Polymers, pursuant to the Development Agreement, were prorated between research and development revenue and the warrant subscription receivable.

    During 2000, 150,250 warrants were exercised in exchange for 601,000 common shares of the Company. The Company received proceeds on the exercise of warrants of $6,010,000.

NOTE 17  INCOME TAXES

    The components of the provision for income taxes are as follows:

                                                                    2000       1999
                                                                  --------   --------
    Current.....................................................   $5,610     $4,215
    Deferred....................................................    3,750      --
                                                                   ------     ------
                                                                   $9,360     $4,215
                                                                   ======     ======

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 17  INCOME TAXES (CONTINUED)
    The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to the loss before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

                                                                    2000       1999
                                                                  --------   ---------
    Loss before provision for income taxes......................  $(75,077)  $(105,763)
    Expected Canadian statutory rate............................     44.39%      44.81%
                                                                  --------   ---------
    Expected recovery of income taxes...........................   (33,327)    (47,392
    Non-deductible amounts
    Acquired research and development...........................    92,519      47,311
    Goodwill amortization.......................................     1,265         904
    Compensation cost for employee stock options................       205       3,434
    Equity loss.................................................     --         26,169
    Foreign tax rate differences................................   (58,379)    (35,120)
    Unrecognized income tax benefit of losses...................     5,922       7,983
    Other.......................................................     1,155         926
                                                                  --------   ---------
                                                                  $  9,360   $   4,215
                                                                  ========   =========

    The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

    Deferred income taxes have been provided on the following temporary differences:

                                                                    2000       1999
                                                                  --------   --------
    Deferred tax assets
    Tax loss carryforwards......................................  $ 39,837   $ 29,644
    Scientific Research and Experimental Development ("SR&ED")
      pool......................................................    16,664     14,960
    Investment tax credits......................................    11,180      9,824
    Deferred financing costs....................................     9,320      4,347
    Other.......................................................     4,963      --
                                                                  --------   --------
    Total deferred tax assets...................................    81,964     58,775
    Less valuation allowance on deferred tax assets.............   (43,250)   (53,741)
                                                                  --------   --------
    Net deferred tax assets.....................................    38,714      5,034
                                                                  --------   --------
    DEFERRED TAX LIABILITY
    Intangible assets...........................................    38,714      5,034
                                                                  --------   --------
    Net deferred income taxes...................................  $  --      $  --
                                                                  ========   ========

    In accordance with SFAS No. 109, at the date of acquisition of DJ Pharma the Company recognized deferred tax liabilities of $33,903,000 and deferred tax assets of $1,011,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill. The Company also recognized the available tax benefit of previously existing U.S. federal tax loss carryforwards, through a $32,892,000 reduction in the valuation allowance, an amount equal to the net taxable temporary differences of DJ Pharma. In addition, the Company utilized $3,750,000 of pre-acquisition U.S. federal tax loss carryforwards of Fuisz to reduce the current provision for income taxes on income earned by DJ Pharma since the date of acquisition. The utilization of these loss carryforwards resulted in a corresponding reduction in the value of the Fuisz goodwill acquired.

    At December 31, 2000, the Company has accumulated tax losses of $15,945,000 available for federal and $31,561,000 available for provincial purposes in Canada, which expire from 2001 to 2007. The Company also has $11,176,000 of unclaimed Canadian investment tax credits, which expire from 2001 to 2010. The losses and investment tax credits can be used to offset future years' taxable income.

    The Company has accumulated tax losses of $84,908,000 for federal and state purposes in the U.S., which expire from 2007 to 2019. The losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 17  INCOME TAXES (CONTINUED)
    In addition, the Company has pooled SR&ED expenditures amounting to approximately $39,400,000 available to offset against future years' taxable income from the Canadian operations, which may be carried forward indefinitely.

NOTE 18  LOSS PER SHARE

    In accordance with SFAS No. 128, "Earnings Per Share", earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Loss per share, for both periods presented, were calculated using the weighted average number of common shares outstanding during each period, as follows:

                                                                    2000        1999
                                                                  ---------   ---------
    Basic and diluted loss per share
    Net loss....................................................  $(147,976)  $(109,978)
    Weighted average number of common shares outstanding
      (000s)....................................................    128,824     102,542
                                                                  ---------   ---------
    Basic and diluted loss per share............................  $   (1.16)  $   (1.07)
                                                                  =========   =========

    For 2000 and 1999, all warrants and stock options were excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive. For both periods presented, the potential dilutive effect of warrants and stock options on the weighted average number of common shares outstanding was as follows:

                                                                    2000       1999
                                                                   (000S)     (000S)
                                                                  --------   --------
    Weighted average number of common shares outstanding........  128,824    102,542
    Dilutive effect of warrants.................................    9,657      3,315
    Dilutive effect of stock options............................    5,031      2,317
                                                                  -------    -------
    Adjusted weighted average number of common shares
      outstanding...............................................  143,512    108,174
                                                                  =======    =======

    For 2000, the Debentures have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

NOTE 19  COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES

    The Company occupies certain facilities under lease arrangements and leases certain equipment. Rental payments amounted to approximately $4,800,000 and $700,000 in 2000 and 1999, respectively.

    Minimum future lease payments under operating leases for the years ending December 31 are as follows:

    2001........................................................  $5,224
    2002........................................................   3,547
    2003........................................................   1,745
    2004........................................................   1,745
    2005........................................................   1,277
    Thereafter..................................................   1,606

    CAPITAL COMMITMENT

    On February 7, 2000, the Company entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico for $11,000,000, including a $1,000,000 deposit made on the date of the agreement. Included in the acquisition of this facility is specialized production and packaging equipment. The closing date is scheduled for January 2001, at which time the Company is committed to paying the remaining acquisition price of $10,000,000.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 20  CASH FLOW INFORMATION

    NET CHANGE IN NON-CASH OPERATING ITEMS

                                                                    2000       1999
                                                                  --------   --------
    Accounts receivable.........................................  $(35,950)  $(9,973)
    Inventories.................................................    (3,886)   (1,560)
    Deposits and prepaid expenses...............................    (1,673)      267
    Accounts payable............................................    (5,432)    9,214
    Accrued liabilities.........................................    (9,840)    7,399
    Income taxes payable........................................     3,779     2,604
    Deferred revenue............................................     5,772       346
                                                                  --------   -------
                                                                  $(47,230)  $ 8,297
                                                                  ========   =======

    ACQUISITION OF BUSINESSES, NET OF CASH ACQUIRED

                                                                    2000        1999
                                                                  ---------   --------
    Cardizem-Registered Trademark- Products.....................  $(239,652)  $  --
    Intelligent Polymers........................................   (202,441)     --
    DJ Pharma...................................................   (162,802)     --
    Fuisz.......................................................    (17,250)   (43,720)
                                                                  ---------   --------
                                                                  $(622,145)  $(43,720)
                                                                  =========   ========

    NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                    2000        1999
                                                                  ---------   --------
    Long-term obligation assumed on acquisition of
          Cardizem-Registered Trademark- Products...............  $(161,828)  $  --
    Accrued acquisition costs related to the
          Cardizem-Registered Trademark- Products...............     (4,000)     --
    Long-term obligation assumed on license of Adalat Product...    (58,090)     --
    Unrealized holding loss on long-term investments............        893      --
    Issuance of common shares on acquisition of Fuisz...........     --        (88,243)
                                                                  ---------   --------
                                                                  $(223,025)  $(88,243)
                                                                  =========   ========

    CASH PAID DURING THE YEAR

                                                                    2000       1999
                                                                  --------   --------
    Interest paid...............................................  $20,546    $14,526
    Income taxes paid...........................................    1,889      1,831

NOTE 21  LEGAL PROCEEDINGS

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

    In this regard, Biovail Corporation and its wholly owned subsidiary, Biovail Laboratories, Inc. ("Biovail"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 21  LEGAL PROCEEDINGS (CONTINUED)
    generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

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

    On or about February 15, 2001, ANDRX Pharmaceuticals, Inc. commenced action against Biovail Corporation and Biovail Laboratories, Inc. (together "Biovail") in which ANDRX alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange/Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. ANDRX's motion for Injunctive Relief was denied.

    Biovail will contest ANDRX's allegations aggressively, and will raise defences and counter-claims.

    Since this action is at its initial stages, it is not possible to provide any reasonable forecast at this time. Nevertheless, in the event that some tests on ANDRX's generic Tiazac-Registered Trademark- show that it infringes on Biovail's listed 463 Patent, Biovail will launch a patent infringement suit against ANDRX.

    In February, 2001, Biovail Laboratories, Inc. commenced an action against Mylan Pharmaceuticals, Inc. and Pfizer Inc. claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

    On or about February 13, 2001, Mylan Pharmaceuticals, Inc. brought an action against the FDA alleging that the FDA had improperly granted to Biovail Laboratories, Inc. approval of its generic version of Pfizer Inc.'s 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval.

    Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The Court has denied Mylan's application for injunctive relief. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product. Nevertheless, this action is in the early stages and it is not possible to be more definitive at this time with respect to the likely result of the suit.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

    In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail believes that the allegations against the defendants are meritorious and has been vigorously litigating the suit.

    In response to Biovail's suit, Richard Fuisz has brought certain legal actions intended to compel Biovail to pay to him certain consulting fees which Biovail claims are not due because of Fuisz's breach of a Consulting Agreement pursuant to which such fees are established. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and has been vigorously defending the lawsuit.

    Biovail entered into a settlement with Hoechst Aktiengesselschaft and related parties with respect to an action commenced by Biovail in March 1998 with respect to damages to Biovail resulting from an agreement between Hoechst and Andrx Pharmaceuticals that had the effect of blocking the marketing of Biovail's generic version of Cardizem-Registered Trademark- Cd.

    In December 2000, the Company completed a settlement of the legal action it had brought against Hoechst AG and related parties ("Aventis"). As a result of this settlement, the Company received the sum of $19,500,000 as a reimbursement for expenses directly incurred in pursuing the litigation, and other expenses reasonably related to the litigation, during 2000. The reimbursement has been recorded as a reduction to costs of $3,700,000 included in cost of goods sold, and to costs of $15,800,000 included in selling, general and administrative expenses. The Company did not receive any reimbursement for costs related to the litigation incurred prior to 2000.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 22  RESEARCH AND DEVELOPMENT ARRANGEMENTS

    TEVA PHARMACEUTICALS

    In December 1997, the Company entered into an agreement with Teva Pharmaceuticals USA, Inc. ("Teva") for the development and marketing of certain generic oral controlled-release products. As at December 31, 2000, generic versions of Trental, Cardizem CD, Adalat CC, Voltaren XR and Procardia XL have been approved by the FDA, and ANDAs for two others have been filed with the FDA.

    Pursuant to a separate agreement, the Company earned research and development revenue of $4,800,000 from Teva in 1999.

    Product sales to Teva were $89,700,000 and $19,100,000 in 2000 and 1999, respectively.

    H. LUNDBECK A/S

    In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.

    Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8,500,000, subject to certain milestones.

    Payments received by the Company from Lundbeck for product development, pursuant to the agreement, were $1,000,000 and $2,000,000 in 2000 and 1999 respectively.

NOTE 23  SEGMENTED INFORMATION AND MAJOR CUSTOMERS

    Organizationally, the Company's operations consist of three segments:
    Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

    The RESEARCH AND DEVELOPMENT segment covers all revenue generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers prior to September 29, 2000, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenue received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

    The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expenses attributable to the business units. Corporate general and administrative expenses, and interest income and expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Amortization and depreciation of administrative assets and goodwill are included as a component of unallocated selling, general and administrative expenses.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 23  SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)
    INFORMATION BY REPORTABLE SEGMENTS

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING      TOTAL
                                                                  --------   ------------   -----------   ----------
    2000
    Revenue from external customers.............................  $224,996    $  66,834       $17,340     $  309,170
    Segment operating income (loss).............................   115,404     (201,045)       17,054        (68,587)
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                              (9,445)
    Interest income, net........................................                                               2,955
                                                                                                          ----------
    Loss before provision for income taxes......................                                             (75,077)
                                                                                                          ==========
    Segment assets..............................................   799,873       42,115        19,638        861,626
    UNALLOCATED AMOUNTS
    Cash and investments........................................                                             110,776
    Goodwill and other..........................................                                             134,865
                                                                                                          ----------
                                                                                                           1,107,267
                                                                                                          ==========
    Segment capital expenditures, net...........................    31,402        1,916         4,000         37,318
    Unallocated amount..........................................                                               6,279
                                                                                                          ----------
                                                                                                              43,597
                                                                                                          ==========
    Segment depreciation and amortization.......................    11,409        4,734         1,071         17,214
    Unallocated amount..........................................                                               4,312
                                                                                                          ----------
                                                                                                          $   21,526
                                                                                                          ==========

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 23  SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                   PRODUCT    RESEARCH AND   ROYALTY AND
                                                                    SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                  ---------   ------------   -----------   --------
    1999
    Revenue from external customers.............................  $  99,526     $ 48,232       $24,706     $172,464
                                                                  ---------     --------       -------     --------
    Segment operating income (loss).............................     46,728      (92,769)       24,292      (21,749)
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (18,411)
    Equity loss.................................................                                            (58,399)
    Interest expense, net.......................................                                             (9,152)
    Gain on disposal of long-term investments, net..............                                              1,948
                                                                                                           --------
    Loss before provision for income taxes......................                                           (105,763)
                                                                                                           ========
    Segment assets..............................................    114,076       33,552        18,888      166,516
    UNALLOCATED AMOUNTS
    Cash and investments........................................                                            183,937
    Goodwill and other..........................................                                            116,726
                                                                                                           --------
                                                                                                            467,179
                                                                                                           ========
    Segment capital expenditures, net...........................     18,137        2,562        --           20,699
    Unallocated amount..........................................                                                400
                                                                                                           --------
                                                                                                             21,099
                                                                                                           ========
    Segment depreciation and amortization.......................      3,130        3,252         1,416        7,798
    Unallocated amount..........................................                                              1,087
                                                                                                           --------
                                                                                                           $  8,885
                                                                                                           ========

    GEOGRAPHIC INFORMATION

                                                                      REVENUE (1)       LONG-LIVED ASSETS(2)
                                                                  -------------------   ---------------------
                                                                    2000       1999       2000        1999
                                                                  --------   --------   ---------   ---------
    Canada......................................................  $ 21,110   $ 16,069   $ 49,919    $ 32,523
    United States...............................................   226,559    116,566    289,994      58,622
    Caribbean...................................................    53,224     28,972      5,000       --
    Puerto Rico and Barbados....................................     --         --       500,204      35,272
    Other foreign countries.....................................     8,277     10,857        140         327
                                                                  --------   --------   --------    --------
                                                                  $309,170   $172,464   $845,257    $126,744
                                                                  ========   ========   ========    ========
    ---------------

    (1) Revenue is attributed to countries based on the location of customer.

    (2) Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS,
                  EXCEPT NUMBER OF SHARES AND PER SHARE DATA)

NOTE 23  SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)
    MAJOR CUSTOMERS

                                                                      PERCENTAGE
                                                                          OF
                                                                         TOTAL
                                                                        REVENUE
                                                                  -------------------
                                                                    2000       1999
                                                                  --------   --------
    Customer A..................................................     30%        43%
    Customer B..................................................     30         14
    Customer C..................................................     17         17

NOTE 24  COMPARATIVE FIGURES

    Certain of the prior year's figures have been reclassified to the presentation adopted in the current year.

ITEM 19.  EXHIBITS

    1.1 Amendment to By-Laws of the Company to change quorum requirements for meetings of shareholders of the Corporation, dated December 30, 1999(1)

    1.2 Conforming Copy of Amended By-Laws of the Company effective December 30, 1999(1)

    1.3 Articles of Amendment dated December 31, 1999 effecting a stock split and an increase in the authorized share capital of the Company(2)

    1.4 Articles of Amalgamation dated February 18, 2000 effecting a change in the name of the Company(2)

    1.5 Articles of Amalgamation of Biovail Corporation International(2)

    10.a.1 Consent of Ernst & Young LLP

    10.a.2 Consent of Deloitte & Touche LLP

    1.6 Articles of Amendment of Biovail Corporation International(2)

    1.7 Articles of Amalgamation of Biovail Corporation(2)

    1.8 By-law No. A of Biovail Corporation(2)

    ----------------

     (1) Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, File No. 001-11145.

     (2) Incorporated by reference to Registrant's Registration Statement on Form 8-A, filed with the SEC on March 17, 2000, File No. 001-14956.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Date: May 24, 2001                               BIOVAIL CORPORATION

                                                 /s/ BRIAN H. CROMBIE
                                                 Brian H. Crombie
                                                 SENIOR VICE PRESIDENT, AND
                                                 CHIEF FINANCIAL OFFICER

                                 EXHIBIT INDEX

1.1 Amendment to By-Laws of the Company to change quorum requirements for meetings of shareholders of the Corporation, dated December 30, 1999(1)

1.2 Conforming Copy of Amended By-Laws of the Company effective December 30, 1999(1)

1.3 Articles of Amendment dated December 31, 1999 effecting a stock split and an increase in the authorized share capital of the Company(2)

1.4 Articles of Amalgamation dated February 18, 2000 effecting a change in the name of the Company(2)

1.5 Articles of Amalgamation of Biovail Corporation International(2)

1.6 Articles of Amendment of Biovail Corporation International(2)

1.7 Articles of Amalgamation of Biovail Corporation(2)

1.8 By-Law No. A of Biovail Corporation(2)

10.a.1 Consent of Ernst & Young LLP

10.a.2 Consent of Deloitte & Touche LLP

------------

(1) Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, File No. 001-11145.

(2) Incorporated by reference to Registrant's Registration Statement on Form 8-A, filed with the SEC on March 17, 2000, File No. 001-14956.