Form 20-F
period 2001-12-31
BIOVAIL CORP INTERNATIONAL
filed 2002-05-22
CIK 885590

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

/ /    Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

/x/    Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001

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

2488 Dunwin Drive
Mississauga, Ontario
CANADA, L5L 1J9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	New York Stock Exchange Toronto Stock Exchange
Warrants, each warrant entitling the holder to purchase four Common Shares, no par value, of Biovail Corporation	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 157,496,407 common shares, no par value, as of December 31, 2001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X        No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17                 Item 18 X

TABLE OF CONTENTS

GENERAL INFORMATION

PART 1

i

	C.	Material Contracts	84
	D.	Exchange Controls	84
	E.	Taxation	85
	F.	Dividends and Paying Agents	88
	G.	Statements by Experts	88
	H.	Documents on Display	88
	I.	Subsidiary Information	89
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		89
Item 12.	Description of Securities Other Than Equity Securities		89
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		89
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds		89
Item 15.	[Reserved]		90
Item 16.	[Reserved]		90
PART III
Item 17.	Financial Statements		90
Item 18.	Financial Statements		90
Item 19.	Exhibits		II-1
	Signatures		II-2

Basis of Presentation

        Unless otherwise indicated, all references in this report to "the Company", "Biovail", "we", "us", "our" or similar terms refer to Biovail Corporation together with its subsidiaries.

        All dollar amounts in this report are expressed in United States dollars except where stated otherwise. In this report, unless stated otherwise, all references to "U.S.$" or "$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada.

        BIOVAIL, the Biovail word logo, Tiazac®, Cardizem®, Viazem®, CEFORM®, FlashDose®, Shearform®, Teveten®, Vasotec® and Vasoretic® are all trademarks of the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this document are the property of their respective owners.

Forward Looking Statements

"Safe Harbour" statement under the United States Private Securities Litigation Reform Act of 1995:

        To the extent any statements made or incorporated by reference in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Programme ("TPP") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission (the "SEC") including the risks set forth in Item 3 of this report and securities commissions or other securities regulatory authorities in Canada ("Canadian Securities Authorities").

ii

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2.    Offer Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

A.    Selected Consolidated Financial Data

        Beginning January 1, 2000, we changed from publicly reporting our financial results prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") to publicly reporting those results prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our financial statements prepared in accordance with U.S. GAAP for each of the years ended December 31, 2001, 2000 and 1999 and our financial statements prepared in accordance with Canadian GAAP for each of the years ended December 31, 2001, 2000, and 1999 have been audited. The audited financial statements prepared in accordance with Canadian GAAP and U.S. GAAP are included under Item 18 "Financial Statements".

        The following tables of selected consolidated financial data of the Company have been derived from financial statements prepared in accordance with U.S. GAAP and Canadian GAAP, as indicated. The data is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP and Canadian GAAP.

In accordance with U.S. GAAP
(All dollar amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2001		2000		1999		1998(1)	1997(1)
							Unaudited	Unaudited

Consolidated operating data:
Revenue	$583,263		$309,170		$172,464		$111,657	$81,629
Operating income (loss)	171,156	(2)	(78,032)	(4)	(40,160)	(6)	45,303	35,114
Net income (loss)	87,448	(3)	(147,976	)(5)	(109,978)	(7)	41,577	32,822
Basic earnings (loss) per share	0.64	(3)	(1.16)	(5)	(1.07)	(7)	0.39	0.32
Diluted earnings (loss) per share(2)	$0.58	(3)	$(1.16)	(5)	$(1.07)	(7)	$0.38	$0.31
	As at December 31,
	2001	2000	1999	1998(1)	1997(1)
				Unaudited	Unaudited

Consolidated balance sheet data:
Cash and cash equivalents	$434,891	$125,144	$178,086	$78,279	$8,275
Working capital	427,856	(25,295)	266,068	114,898	47,663
Total assets	1,331,483	1,107,267	467,179	198,616	93,739
Long-term obligations	46,161	438,744	137,504	126,835	4,847
Convertible Subordinated Preferred Equivalent Debentures	—	299,985	—	—	—
Common shares	1,407,507	482,842	363,579	21,394	18,657
Shareholders' equity	$1,126,074	$237,458	$267,336	$49,888	$75,458
Number of common shares issued and outstanding (000s)(8)	157,496	131,461	124,392	99,444	106,644

(1)
Figures for 1998 and 1997 have been derived from the audited consolidated financial statements prepared in accordance with Canadian GAAP, and the reconciliation of material differences between Canadian and U.S. GAAP included in the notes thereto.

(2)
Including a charge of $80,482 relating to the write-down of certain assets.

(3)
Including charges of $80,482 relating to the write-down of certain assets and $34,923 for the debt conversion premiums relating to the conversion of our 6.75% Convertible Subordinated Preferred Equivalent Debentures due 2025 (the "Debentures").

(4)
Including a charge of $208,424 for acquired research and development.

(5)
Including charges of $208,424 for acquired research and development, $20,039 ($0.16 basic and diluted loss per share) for an extraordinary item relating to the premium paid on the early extinguishment of our 10 7/8% U.S. Dollar Senior Notes due 2005 (the "Senior Notes") and $43,500 ($0.34 basic and diluted loss per share) for the cumulative effect of a change in accounting principle relating to the recognition of revenue.

(6)
Including a charge of $105,689 for acquired research and development.

(7)
Including charges of $105,689 for acquired research and development and $58,399 in respect of the equity loss in Fuisz Technologies Ltd. ("Fuisz"), and a net gain of $1,948 on disposal of certain long-term investments.

(8)
All share amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000.

In accordance with Canadian GAAP
(All dollar amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2001		2000		1999		1998	1997

Consolidated operating data:
Revenue	$583,263		$311,457		$165,092		$98,836	$64,279
Operating income	116,310	(1)	116,223		64,117		35,145	19,433
Net income attributable to common shareholders	85,553	(2)	81,163	(3)	51,080	(4)	31,419	17,141
Basic earnings per share	0.62	(2)	0.63	(3)	0.50	(4)	0.29	0.17
Diluted earnings per share	$0.57	(2)	$0.57	(3)	$0.47	(4)	$0.29	$0.16
	As at December 31,
	2001	2000	1999	1998	1997

Consolidated balance sheet data:
Cash and cash equivalents	$434,891	$125,144	$178,086	$78,279	$8,275
Working capital	427,856	(25,295)	256,768	109,124	44,663
Total assets	1,643,026	1,460,967	635,137	199,919	93,739
Long-term obligations	46,161	438,744	137,504	126,835	4,847
Common shares	1,430,457	484,499	368,538	19,428	18,465
Shareholders' equity	$1,425,417	$839,110	$391,794	$19,091	$57,358
Number of common shares issued and outstanding (000s)(5)	157,496	131,461	124,392	99,444	106,644

(1)
Including a charge of $80,482 relating to the write-down of certain assets.

(2)
Including charges of $48,246, net of tax of $32,236, relating to the write-down of certain assets and $10,001 for the debt conversion premiums relating to the conversion of the Debentures.

(3)
Including a charge of $20,039 relating to the premium paid on the early extinguishment of the Senior Notes.

(4)
Including a charge of $1,618 in respect of the equity loss in Fuisz, and a net gain of $1,948 on disposal of certain long-term investments.

(5)
All share amounts to have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000.

B.    Capitalization and Indebtedness

        Not applicable

C.    Reasons for the Offer and Use of Proceeds

        Not applicable

D.    Risk Factors

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

        Our products face intense competition from conventional forms of drug delivery and from controlled release drug delivery systems developed, or under development, by other pharmaceutical companies. We compete with companies in North America and abroad, including major pharmaceutical and chemical companies, specialized contract research organizations, research and development firms, universities and other research institutions. Some of our competitors are also licensees of our products. Many of our competitors have greater financial resources and marketing capabilities, have greater experience in clinical testing and human clinical trials of pharmaceutical products and have greater experience in obtaining FDA and other regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would have a material adverse effect on our business and financial results.

Our business is subject to limitations imposed by government regulations.

        The cost of complying with government regulation can be substantial. Governmental authorities in the United States and Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing and safety of controlled release products. The regulations applicable to our existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the United States, Canada and other countries in which we carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before we can market these products.

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

Uncertainty can arise regarding the applicability of our patents and proprietary technology and patent protection is unpredictable.

        Competitors may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing. Our patent applications for a product may not be approved or approved as desired. The patents of our competitors may impair our ability to do business in a particular area. Others may independently develop similar products or duplicate any of our unpatented products. While we have not routinely sought patents on our controlled release technology, we do have the exclusive right to the patented technology for Tiazac®. Our success will depend, in part, on our ability in the future to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others.

        Historically, we have relied on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and we may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner.

        With respect to our generic drug business, there has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When we file an Abbreviated New Drug Application (an "ANDA") for a generic drug, we are required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product New Drug Application (an "NDA"). A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we face such challenges.

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

        Certain of our products are marketed by third parties by way of license agreements or otherwise. Such third-party arrangements may not be successfully negotiated in the future. Any such arrangements may not be available on commercially reasonable terms. Even if acceptable and timely marketing arrangements are available, the products we develop may not be accepted in the marketplace, and even if such products are initially accepted, sales may thereafter decline. Additionally, our clients or marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues, cash flows and net income are not exclusively within our control.

We are not assured of successful development of our product pipeline.

        We have 22 products at various stages of development or which are not yet marketed. We have filed five ANDAs and three NDAs relating to these products with the FDA. FDA approval may not be granted for all or any of these products and we may not be successful in filing NDAs and ANDAs for the remaining fourteen products with the FDA.

We depend on key scientific and managerial personnel for our continued success.

        Much of our success to date has resulted from the particular scientific and management skills of personnel available to us. If these individuals were not available, we might not be able to attract or retain employees with similar skills. In particular, our success to date in developing new products has resulted from the activities of a core group of research scientists. The continued availability of such a group is important to our ongoing success.

We must successfully integrate any businesses or products that we have acquired or will acquire in the future.

        In October 2000, we purchased 100% of DJ Pharma Inc. ("DJ Pharma") which we renamed Biovail Pharmaceuticals, Inc. ("BPI"). We acquired the Cardizem® family of products from Aventis Pharmaceuticals Inc. ("Aventis") effective December 29, 2000. In October 2001, we entered into a multi-faceted agreement with GlaxoSmithKline plc ("GSK") under which we will collaborate on the final development and co-promotion of our novel controlled release, once-daily formulation of bupropion hydrochloride ("HCl"), the co-promotion of Wellbutrin SR, GSK's existing sustained-release, twice-daily formulation of bupropion HCl, and the acquisition of the exclusive promotion and distribution rights to GSK's Zovirax® topical products for the U.S. and Puerto Rico. Since the beginning of 2002, we have acquired numerous products and licenses including, the U.S. (marketing and distribution) rights to Vasotec® and Vaseretic® from Merck & Co. Inc. ("Merck"), licensing rights to six ongoing product development programs for marketing in North America from Ethypharm S.A. and the U.S. marketing rights for Teveten® and Teveten® HCT from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay"). Acquisitions involve the integration of separate companies and product lines. This process of integration may be disruptive to our business.

        In addition, we may pursue product or business acquisitions that could complement or expand our business. However, there can be no assurance that we will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that we will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into our existing products and business. Furthermore, the negotiation of potential acquisitions and integration of acquired companies and product lines could divert management's time and resources, and require significant resources to consummate. If we consummate one or more significant acquisitions through the issuance of common shares, holders of our common shares could suffer significant dilution of their ownership interests.

        See Item 4.B "Business Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 5 of this report for additional discussion regarding our acquisitions since the beginning of 2000.

The success of the strategic investments we make depends upon the performance of the companies in which we invest.

        Economic, governmental, industry and internal company factors outside our control affect each of the companies in which we may invest. If these companies do not succeed, the value of our assets and the market price of our common shares could decline. Some of the material risks relating to the companies in which we may invest include:

  •
  the ability of these companies to successfully develop and obtain necessary governmental approvals for the products which serve as the basis for our investments;

  •
  the ability of competitors to develop similar or more effective products, making the drugs developed by the companies in which we invest difficult or impossible to market;

  •
  the ability of the companies in which we invest to adequately secure patents for their products and protect their proprietary information;

  •
  the ability of these companies to enter the marketplace without infringing upon competitors' patents; and

  •
  the ability of these companies to remain technologically competitive, and the dependence of these companies upon key scientific and managerial personnel.

        We may have limited or no control over the resources that any company in which we invest may devote to developing the products for which we collaborate with them. Any company in which we invest may not perform as expected. These companies may breach or terminate their agreements with us or otherwise fail to conduct product discovery and development activities successfully or in a timely manner. If any of these events occurs, it could have a material adverse effect on our business.

Our business may be adversely affected by environmental laws and regulations.

        We may incur substantial costs to comply with environmental laws and regulations. In addition, we may discover currently unknown environmental problems or conditions. We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations. Environmental laws or regulations (or their interpretation) may become more stringent in the future. Any such event could have a material adverse effect on our business. We believe we are not currently using any hazardous materials in the manufacture of our products.

Our securities are subject to market price volatility.

        Market prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, the aftermath of our public announcements, concern as to the safety of drugs, and general market conditions, can have an adverse effect on the market price of our securities.

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

        Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed health care in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. Such cost containment measures and health care reform could affect our ability to sell our products and may have a material adverse effect on our business, results of operations and financial condition.

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

Item 4.    Information on the Company

A.    History and Development of the Company(1)

        Biovail Corporation ("Biovail" or the "Company") is incorporated under the Business Corporations Act (Ontario) R.S.O. 1990, as amended. Established on March 29, 1994 as a result of the amalgamation of Trimel Corporation ("Trimel") and its then subsidiary, Biovail Corporation International ("BCI"), we effected an amalgamation on February 18, 2000 to change our name from Biovail Corporation International to Biovail Corporation.

        The principal executive office of the Company is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9, telephone (416) 285-6000. The Company's agent for service in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10219, telephone number (212) 590-9200.

B.    Business Overview

        We are an international, fully-integrated pharmaceutical company with special capabilities in the development, manufacture, sale and marketing of branded pharmaceutical products. Building on our strengths in the development of drugs utilizing advanced controlled release and FlashDose® technologies, our primary business strategy is to expand our sales and marketing presence in the United States and Canada to support the commercialization of our product development pipeline, which we intend to complement by the acquisition of established pharmaceutical products and the in-licensing, from third parties, of products in earlier stages of development. We continually monitor product and company acquisition opportunities in the marketplace. Our acquisition strategy seeks to capitalize on opportunities in the pharmaceutical industry, including those arising from consolidation initiatives being undertaken by larger companies in the industry, and pursue attractive acquisitions or investments that will add to our product offerings, product pipeline technology or sales and marketing capability in selected therapeutic areas. From time to time, we are actively involved in discussions concerning acquisition opportunities, although there can be no assurance that any of such discussions will result in a transaction and, if they do, what the terms, form of consideration or timing of any such transaction would be. For a discussion of our acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", contained in Item 5 of this report.

        We have proprietary technologies which we use to develop branded products that: (1) improve upon conventional multiple daily dose immediate release forms of existing products by providing the therapeutic benefits of controlled release drug delivery; or (2) are enhanced dosage formats of existing medications that provide superior patient convenience and product differentiation resulting from the application of FlashDose®, taste masking, and/or graded release/enhanced absorption technologies. In addition, on a selective basis, we develop products that are generically equivalent to existing once-daily branded products. As a fully-integrated company, we are involved in all facets of the drug development process from formulation development to clinical testing, manufacturing and obtaining regulatory approval. This integrated approach results in operational synergies, flexibility and cost efficiencies. Our primary market is the United States, where we market our products directly through BPI, our U.S. sales and marketing organization, and indirectly through our strategic licensing partners. In Canada, we market our products directly through our Canadian sales and marketing division, Biovail Pharmaceuticals Canada ("BPC"). In other countries, we market our products through strategic licensing partners. We generate our revenue from developing and manufacturing oral controlled release and FlashDose® products using our proprietary drug delivery technologies. We market these products directly through our own sales organizations and through licensing partners. We also generate revenue by promoting or co-promoting pharmaceutical products on behalf of third parties, providing pharmaceutical contract research services to third parties and earn royalties and/or licensing fees received from licensees related to the sale under license of numerous controlled release products. We do not currently engage in basic research to discover new chemical entities ("NCE").

        Our pipeline products fall into three categories. The first category, representing near- to mid-term opportunities, comprises branded controlled release once-daily versions of four existing multi-dose products and a once-daily immediate release product (citalopram). These are indicated for the treatment of chronic disorders such as depression, anxiety, diabetes, pain management and smoking cessation. In addition, this category includes Cardizem® XL, a therapeutically enhanced once-daily graded release diltiazem product for hypertension and angina. The second category, representing near- to long-term opportunities, comprises branded FlashDose® versions of eight existing orally administered pharmaceutical products. To date, we have disclosed three of these eight FlashDose® products. They are FlashDose® versions of zolpidem, for the treatment of sleeping disorders, paroxetine, for the treatment of depression, and fluoxetine, for the treatment of depression, obsessive compulsive disorder and bulimia. In 2001, we filed NDAs with the FDA for our FlashDose® fluoxetine and zolpidem formulations. The third category, representing near-term opportunities, comprises select generic controlled release versions of major brand name drugs, in particular, products indicated for the treatment of chronic disorders such as cardiovascular conditions and seizures. We are continually adding to our pipeline.

        Originally, we licensed our controlled release products early in the development cycle to pharmaceutical companies which controlled the clinical trials, regulatory process, manufacturing and sale of our products in a number of international markets. Since the mid 1990's however, we have controlled the clinical trials, regulatory process, manufacturing, marketing and out-licensing of our own products once they have reached an advanced stage of development. To date we have developed 18 controlled release products and one FlashDose® product that are currently sold under license in more than 55 countries. We manufacture seven of these products, namely Tiazac®, Nurofen Meltlets and generic versions of Trental, Cardizem® CD, Voltaren XR, Adalat CC and Procardia XL for sale by our licensees in the United States, Europe and Australia. Tiazac® and a number of other brands are sold in Canada by BPC. Prior to our acquisition of the Cardizem® family of products from Aventis at the end of 2000, Tiazac® was our principal product, representing approximately 40% of product revenue for the year ended December 31, 2000. For the year ended December 31, 2001, Cardizem® constituted our principal product line, representing approximately 35% of product revenue, whereas Tiazac® comprised approximately 20% of product revenue. In October 2000, we acquired the rights to Rondec and Cedax. These products are indicated for skin/soft tissue infections and for the treatment of allergy and respiratory conditions.

Business Strategy

        Our business strategy emphasizes leveraging our extensive developmental and technological asset base. We believe we can apply our technology to create significant enhancements to existing medications. Our approach in this regard includes acquiring well-established brands that have significant "brand equity" in terms of physician acceptance, brand recognition, utilization of the existing medication by large patient populations and well established safety profiles. Examples of this approach include our acquisitions of the Cardizem®, Teveten® and Zovirax® product lines for exploitation in the United States and/or Canada. All of these acquisitions involved acquiring existing brands to which we believe significant clinical or convenience enhancements can be achieved through the application of our technologies.

        This "brand enhancement" strategy, also known as a product line extension strategy, is a strategy that is being adopted by many of the world's largest pharmaceutical companies. Many of these pharmaceutical companies are looking for ways to protect the significant clinical and marketing investments they have made in establishing high value brands. We have exploited and intend to further exploit our technological asset base and rich pipeline by entering into multi-faceted agreements with these pharmaceutical companies. Under these agreements we offer access to our development expertise in the creation of enhanced brands (or product line extensions) that pharmaceutical companies may then exploit in the market place. In return, we would manufacture and supply the enhanced branded products for a significant portion of the net sales of the product by these pharmaceutical companies. We may realize an opportunity to acquire in-market products from these pharmaceutical companies. Our recent transaction with GSK is an example of this type of transaction. In the GSK transaction we licensed our once daily developmental formulation of bupropion in return for a manufacturing contract for this product, we acquired the rights to distribute Zovirax® and completed a co-promotion agreement on the existing bupropion product in-market.

        The combined strategy of developing our own products and entering into brand enhancement agreements with other parties allows us to further build and exploit our own sales force. As we continue to grow and expand our sales force, we will work toward increasing the product portfolio we have to offer in key therapeutic areas in which we focus. By focusing on specific therapeutic areas, specifically cardiovascular, central nervous system, pain and other niche medications, we can better set the direction and establish key initiatives for the entire organization. This focused approach allows our sales force to develop expertise in therapeutic areas, maximize resource allocations and improve sales call targeting and frequency.

        The following table sets out the indication and partner status of our portfolio of marketed products and the development status of our developmental pipeline.

BIOVAIL PRODUCTS

PRODUCT		INDICATION	CURRENT STATUS
1. Marketed Product Portfolio
BRANDED (NDA)
Biovail Pharmaceuticals USA
Cardizem®	7	Hypertension/Angina	Commercialized
Zovirax® Ointment	3,5	Herpes	Commercialized
Wellbutrin SR	9	Depression	Commercialized
Teveten®	6	Hypertension	Commercialized
Teveten® HCT	6	Hypertension	Approved
Cedax®	3	Respiratory Infections	Commercialized
Rondec®	3	Respiratory/Allergy	Commercialized
Vasotec®/Vasoretic®	3,11	Hypertension, Congestive Heart Failure	Commercialized
Biovail Pharmaceuticals Canada
Cardizem®	7	Hypertension, Angina	Commercialized
Tiazac®	1,2,10	Hypertension, Angina	Commercialized
Retavase™	3	Acute Myocardial Infarction	Commercialized
Celexa®	4	Depression	Commercialized
Monocor®	3	Hypertension, Congestive Heart Failure	Commercialized
Cardiac Status™	3	Diagnosis of myocardial infarction	Commercialized
Strategic Distribution Partners
BRANDED (NDA)
Tiazac®	1,10	Hypertension/Angina	Commercialized
Nurofen Meltlets	1,10	Headache/Mild Pain	Commercialized
BIOEQUIVALENT (ANDA)
Trental	1,10	Peripheral Vascular Disease	Commercialized
Cardizem® CD	1,10	Hypertension/Angina	Commercialized
Voltaren XR	1,10	Arthritis	Commercialized
Adalat CC	1,3,10	Hypertension/Angina	Commercialized
Procardia XL	1,10	Hypertension/Angina	Commercialized
2. Pipeline Products
BRANDED (NDA)
Buspirone	1	Anxiety, Depression	Phase III
Bupropion	1	Depression, Smoking Cessation	Under Development
Metformin	1	Diabetes	Under Development
Tramadol	1	Chronic Pain	Phase III
Cardizem® XL	1	Hypertension/Angina	Regulatory Review
Zovirax® Cream	5	Herpes/Cold Sores	Regulatory Review
Vasotec XL	1	Hypertension	Under Development
Attenade®	3,8	Attention Deficit-Hyperactivity Disorder	Under Development
Ampligen®	3,8	Chronic Fatigue Syndrome	Under Development
Fibrostat®	3,8	Surgical Scars and Burns	Under Development
Citalopram CR	1	Depression	Under Development
5 FU	3	Cancer	Phase IIb
5 Undisclosed	3	Pain Management/Anti-Viral	Under Development
Corlopam	3,8	Hypertension	Under Development
FlashDose® Fluoxetine	1	Depression	Regulatory Review
FlashDose® Zolpidem	1	Sleeping Disorders	Regulatory Review
FlashDose® Paroxetine	1	Depression, other	Under Development
FlashDose®[nc_sp,\t\][nc_cad,228][nc_so,\t\]5 Undisclosed	1	Various	Under Development
BIOEQUIVALENT (ANDA)
Dilacor XR	1	Hypertension/Angina	Regulatory Review
Verelan	1	Hypertension/Angina	Regulatory Review
Tegretol	1	Epilepsy	Regulatory Review
Adalat CC — 90 mg	1	Hypertension, Angina	Regulatory Review
Procardia XL — 90 mg	1	Hypertension, Angina	Regulatory Review

1.
Developed by Biovail.
2.
Tiazac® is also promoted and distributed in the U.S. by licensee Forest Laboratories Inc.
3.
In-licensed from partner.
4.
Co-promoted with H. Lundbeck A/S.
5.
Acquired from GlaxoSmithKline January 2002.
6.
Acquired from Solvay Pharmaceuticals Marketing & Licensing AG in February 2002.
7.
Acquired from Aventis in January 2001.
8.
Canadian market rights only.
9.
Co-promoted with GlaxoSmithKline in the U.S.
10.
Manufactured by Biovail.
11.
Acquired from Merck & Co. Inc. in May 2002.

N.B. We have also developed 11 additional products that have been successfully commercialized by various licensees in numerous world markets.

        Five generic versions of branded controlled release drugs in our pipeline have been submitted and are awaiting FDA approval. These five products include generic formulations of Verelan, Adalat CC (90 mg), Procardia XL (90 mg) and Dilacor XR, all of which are calcium channel blockers indicated for the treatment of hypertension and/or angina and Tegretol XR (400 mg) indicated for epilepsy. Generally, the average time for FDA review and approval of these generic products is eighteen months, unless the generic filer is subject to patent infringement litigation by the innovator, in which case the FDA is precluded from approving the product until the earlier of thirty months or settlement of the patent infringement litigation. These five generic pipeline products had aggregate U.S. sales of approximately $400 million (including generics) for the twelve months ended December 31, 2001.

        In July 1997, Intelligent Polymers Limited ("IPL") was formed primarily to develop once-daily controlled release branded versions of selected drugs whose chemical patents and/or exclusivity periods have or are about to expire and which are currently marketed only in immediate release form, or in controlled release form requiring multiple daily dosing. We expect that such products will be marketed under distinct brand names. We had the right to acquire directly or indirectly all of the equity of IPL. On December 29, 2000, we exercised our option to purchase all of the equity of IPL. Subsequently we discontinued its incorporation in Bermuda, filed Articles of Dissolution and merged IPL with its sole shareholder, Biovail Laboratories Incorporated.

        In December 1998, we entered into a multi-faceted ten-year agreement with H. Lundbeck A/S of Copenhagen ("Lundbeck") for the development of a novel controlled release formulation of the anti-depressant citalopram, marketed under the trademark Celexa in the United States. Under the agreement, we will develop, manufacture and supply a controlled release version of citalopram for commercial sale by Lundbeck or its licensees worldwide. In exchange, Lundbeck will pay us product development fees and an agreed upon supply price upon commercialization of the controlled release citalopram product. We have completed all development of the product and Lundbeck is currently completing Phase III clinical studies.

        Our November 1999 acquisition of Fuisz Technologies Ltd. ("Fuisz") renamed Biovail Technologies Limited ("BTL") has given us several proprietary drug delivery technologies, including taste masking, rapid dissolve and enhanced absorption, which we are applying in the development of FlashDose® versions of several oral dosage, controlled release branded products. During 2000, we consolidated our research and development activities at BTL's Chantilly, Virginia location.

        In October 2000, we acquired the predecessor of BPI, DJ Pharma, a U.S. pharmaceutical sales and marketing company with approximately 300 sales representatives and several drug brands marketed and sold to physicians for the treatment of respiratory and allergy conditions and skin and soft tissue infections. We have consolidated BPI's operations at its Raleigh, North Carolina, facility. We are establishing an expanded sales and marketing structure there in anticipation of growth in the sales force from 300 to approximately 800 representatives by the end of calendar year 2002.

        BPI joined BPC to provide us with sales and marketing operations in the U.S. and Canada.

        BPC performs sales and marketing activities in Canada for our products as well as for products licensed from third parties. BPC is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients. BPC's product portfolio strategy is to focus on drugs for the primary care market, including medications for the treatment of cardiovascular disorders as well as drugs for the treatment of central nervous system and neurological disorders. All three areas represent rapidly growing market segments. We believe our strategy of acquiring exclusive licenses from third parties to sell branded drug products, combined with our portfolio of existing and future controlled release and FlashDose® branded products, provides BPC with an opportunity to become a significant marketing presence in the Canadian market.

        At the end of fiscal 2000 we acquired the rights to and benefits from, the Cardizem® family of products for the Canadian, U.S. and Puerto Rican markets from Aventis. Cardizem® branded products have been a leading line in the calcium channel blocker category of cardiovascular drugs for approximately twenty years. Cardizem® is used to treat hypertension and angina. In 2000, Cardizem® CD (branded and generic) was the leading once-daily diltiazem product in this category with approximately 13.7 million prescriptions dispensed in the U.S. Aventis' branded Cardizem® CD accounted for approximately 4.6 million of this total while the balance of prescriptions was filled by generic versions, one of which is our own generic product sold through Teva. Under transitional arrangements with Aventis, Cardizem® CD is being manufactured on our behalf by Aventis.

        In line with our business strategy, we entered into multi-faceted agreements with GSK on October 26, 2001. The agreements encompass the collaborated final development and co-promotion of our novel controlled release, once-daily formulation of bupropion hydrochloride ("HCl"), the co-promotion of Wellbutrin SR, GSK's existing sustained-release, twice-daily formulation of bupropion HCl, and the acquisition of the exclusive promotion and distribution rights to GSK's Zovirax® topical products in the United States and Puerto Rico.

        We licensed to GSK a novel controlled release, once-daily formulation of bupropion HCl ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed by GSK for the treatment of depression as Wellbutrin and for smoking cessation as Zyban, is currently sold in sustained-release ("SR"), twice daily, and immediate release, four-times daily, dosage formats. Under the terms of the Wellbutrin Once Daily agreement, we will collaborate with GSK to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once Daily. Together with GSK, we intend to file an NDA for Wellbutrin Once Daily with the FDA during mid-2002. When and if FDA approval is received, we will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once Daily. Together with GSK, we will co-promote Wellbutrin SR and we will have the option to co-promote Wellbutrin Once Daily when and if FDA approval is received in the United States.

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights for prescription strength Zovirax® Ointment and, upon FDA approval, Zovirax® Cream for the United States and Puerto Rico. Zovirax® is indicated for the treatment of herpes. We paid GSK $133 million on January 2, 2002 for the distribution rights to the Zovirax® products until December 31, 2011. In the event of the termination of the Wellbutrin Once Daily development agreement by either party, we would be required to pay GSK additional payments of $22 million per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99 million, and for calendar years 2007 through 2011 we would be required to pay GSK additional payments based upon a percentage of our gross sales of the Zovirax® products during the immediately preceding calendar year.

        Under the terms of our agreement, GSK is to manufacture and supply Zovirax® Ointment and upon FDA approval, Zovirax® Cream, to us. We began promotional efforts related to Zovirax® Ointment in January 2002 and we intend to launch Zovirax® Cream when and if FDA approval is received. In order to gain FDA approval for Zovirax® Cream, GSK has also committed to work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK has also committed to conduct a pediatric Phase IV marketing study for Zovirax® Cream.

        On March 18, 2002, we acquired United States marketing rights for Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) (the "Products") from Solvay for approximately $94 million. Solvay will retain marketing rights to the product in the rest of the world.

        Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications. Teveten® HCT, which includes a diuretic, was approved in November 2001 by the FDA and provides us the opportunity to launch a new cardiovascular product into a market segment characterized by year over year growth in excess of 50%.

        Under the terms of the agreement, Solvay will manufacture and supply the Products with an option to transfer U.S. manufacturing to one of our manufacturing facilities, in a phased in approach, upon receipt of the necessary regulatory approvals. Solvay will continue to manufacture and market the products in areas outside of the U.S. We will form a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of the Products. Solvay has the option to acquire all potential future modifications and innovations developed by us for the products for worldwide markets excluding the United States.

        On May 10, 2002, we acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck for an initial payment of $155 million and semi-annual minimum payments over the next 5 years. We also acquired the fixed dose combination NDA of enalapril in combination with diltiazem malate.

        The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services under the terms of a Transition Distribution Agreement. Merck will receive royalties on the future sales of any life cycle products developed and marketed in the U.S.

        We also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM® technology, we will manufacture and supply this new dosage format technology to Merck for commercialization, subject to FDA approval.

        As part of our business strategy we enter into research and development contracts with third party formulators and developers to expand our development pipeline opportunities. These third party developers are typically paid with a combination of development milestone payments and royalty payments.

        We also have a full-service Contract Research Division ("CRD") that provides clinical research and laboratory testing services for our product development projects and for third-party international and domestic pharmaceutical companies. The CRD includes a full-service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services. The CRD can also provide support services to its clients in the area of quality control. The CRD operates in a facility that includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 230-bed study clinic.

        In addition, we develop and manufacture nutraceutical and food ingredient products incorporating our proprietary technologies. Large-scale manufacture of nutraceutical products is currently handled through third party contractors but a variety of higher value flavour encapsulations, gums and gum bases is developed and manufactured at our Sterling, Virginia facility.

        We intend to selectively pursue strategic investments and alliances with small to medium-sized pharmaceutical companies that require additional capital to sustain specific NCEs projects in various stages of development as well as to fund the completion of development of novel products utilizing advanced drug delivery systems. In exchange for our investments, we expect to acquire various rights, options and licenses with respect to the marketing and distribution of drugs and technologies derived from these projects.

Industry Overview

        The pharmaceutical industry has experienced significant growth over the past several years. This has been impacted by factors such as: increasing enrollment in HMOs and growth in managed care, an ageing and more health-aware population, several major new drugs bringing significant therapeutic benefits, and increasing use of novel marketing approaches such as direct-to-consumer advertising.

        The rates of sales revenues and prescription growth in the U.S. market for 2001 over 2000 exceeded the compounded annual growth rate established for the ten years ended 2000. IMS Healthcare ("IMS") reports that the total U.S. prescription drug market was approximately $173 billion in 2001, an increase of 19% over the $145 billion for 2000. For the ten years to 2000 the compounded annual growth rate in sales was 13.8%. Prescription growth for 2001 in the U.S. was in excess of 5%. For the ten years to 2000 the compounded annual growth rate in prescriptions was 5.5%.

        The industry is undergoing a period of consolidation. It is estimated that during the years 2001 – 2005 branded products with estimated 2001 sales of in excess of $35 billion will lose patent protection and that in 2002 alone the figure will be in the range of $7-8 billion. To replace these revenues and lessen their dependence on internal development programs, the large pharmaceutical companies are increasingly entering into strategic licensing arrangements with specialty pharmaceutical companies and augmenting their product pipelines by the acquisition of smaller specialty companies with valuable research and development programs and technologies. They are also developing strategies to defend themselves against generic competition through innovative approaches to extension of brand life-cycles, exclusivity periods and product differentiation.

        The larger companies are increasingly focusing their marketing resources on large revenue drugs (generally in excess of $500 million) and accordingly are increasingly willing to divest themselves of smaller, non-strategic products in niche therapeutic areas. According to IMS, in 2000 approximately 28% of U.S. market sales revenues was derived from 970 branded drugs with revenues less than $100 million. This affords a significant opportunity for smaller companies to acquire or in-license valuable brand name drugs and revitalize these franchises through application of novel delivery forms and technologies.

        Prescription growth for 2001 in the U.S. pharmaceutical market for all forms of controlled release drugs was in excess of 10%. The oral dosage controlled release segment of the market generated approximately

$13.4 billion of revenues in 2001, an increase of 29% over the prior year. The impetus for growth in this segment comes from the proliferation of branded drugs at or near patent expiration and new product launches.

        Controlled release products are formulated to release the drug's active ingredient gradually and predictably over a 12 to 24 hour period. These formulations provide for (1) greater effectiveness in the treatment of chronic conditions through more consistent delivery of the medication; (2) reduced side effects; (3) greater convenience and (4) higher levels of patient compliance due to a simplified dosage schedule as compared to that of immediate release drugs.

        There are significant technical barriers to entry into the development of controlled release drugs, with only a limited number of companies possessing the required expertise and technologies. Despite the therapeutic advantages of controlled release drugs versus their immediate release counterparts, many pharmaceutical companies have not made the additional investment to develop a controlled release version of a product while their immediate release version is under patent protection.

        The pharmaceutical industry is subject to ongoing political pressure to contain the growth in spending on drugs and to expedite and facilitate generic competition to branded products. In the U.S., Medicare prescription drug coverage changes may be developed in the next 2-3 years. Companies oriented towards improved drug delivery and generics should stand to benefit from the market focus on cost-containment and therapeutic value.

        For most of the 1990s the FDA evidenced an accommodative stance to NDAs and ANDAs. Relatively fast drug approvals reflected innovative ways of corporate funding of NDA reviews and the political imperative of bringing generic competition to the market place. As a result of several high profile drug withdrawals over the past several years, there is now evidence of a more cautious stance from the FDA and approval times appear to be slowing. This stance may operate to the benefit of drug delivery and generic drug companies whose products are viewed as rapid and lower cost methods of bringing safe new products to the market.

Products of Biovail

  Marketed Products

        We currently benefit from direct sales and the sales by various licencees of twenty-six pharmaceutical products. We have developed nineteen controlled release and FlashDose® drugs which are currently marketed through licensees and, in the case of Tiazac®, directly in Canada through our BPC marketing division. Of these nineteen drugs, we manufacture six: Tiazac®, generic formulations of Trental, Cardizem® CD, Voltaren XR, Adalat CC and Procardia XL for sale by our licensees in the U.S. and Europe. In the case of Adalat CC, we manufacture and market our own 60 mg version of this product and market the 30 mg version under license from Elan Corporation plc ("Elan"). The eleven remaining drugs are manufactured and commercialized by licensees in numerous world markets.

        We have also developed a FlashDose® form of ibuprofen utilizing technology obtained through our 1999 acquisition of Fuisz. We manufacture this product for Boots Healthcare International for sale in the United Kingdom and Australia under the name of Nurofen Meltlets.

Tiazac® (diltiazem)

        Tiazac® belongs to a class of drugs used in the treatment of hypertension and angina called calcium channel blockers, which generated U.S. sales of $4.5 billion for the twelve months ended December 31, 2001. Within the market for calcium channel blockers, diltiazem-related once-daily products accounted for approximately $965 million of U.S. sales for the twelve months ended December 31, 2001 the largest portions of which are represented by Cardizem® CD ($607 million, including generics) and Dilacor XR ($80 million, including generics). Tiazac® is another once-daily branded diltiazem product. Since we introduced Tiazac® in the United States in February 1996, Tiazac®'s market share has increased as a percentage of total prescriptions in the once-daily diltiazem market, to approximately 25% by the end of 2001. There can be no assurance that such levels of growth can be sustained.

        We licensed the right to market Tiazac® in the U.S. to Forest in September 1995 and the formal product launch took place in February 1996. Our license agreement with Forest provides us with a royalty payment of 8% of net sales for 16 years, commencing December 1995. In addition, under our 16-year supply agreement with

Forest, we act as the exclusive manufacturer of Tiazac® and receive contractually determined manufacturing fees.

        Generic competition for Tiazac® may occur at some point in the future. A competitor has filed a generic version of Tiazac® however the competitor has not been able to resolve certain issues the FDA has raised regarding its Tiazac® generic ANDA.

        Tiazac is marketed in Canada by BPC.

        Tiazac is also marketed in Europe under the trade name Viazem XL and other trademarks. It is licensed to Stadairzneimittel AG ("Stada") in the United Kingdom and Ireland; Stada, Ratiopharm GmbH and Heumann GmbH in Germany; Zambon B.V. in The Netherlands; A/S GEA Farmaceutisk Fabrik in Denmark, Sweden and Finland and Crinos S.p.A. in Italy. We have also licensed the product to two companies in South America and a company in Australia.

  Brand Products Marketed by Biovail Pharmaceuticals Inc.

        BPI, our U.S. marketing and sales division, performs sales and marketing activities for our products as well as for products licensed from third parties worldwide. BPI is located in Morrisville, NC, adjacent to the Research Triangle Park. BPI is responsible for significantly enhancing our presence in the U.S. marketplace through an expansion of its sales, marketing, and support staff.

        Like BPC, BPI has adopted a business strategy of acquiring licenses of third parties to sell branded drug products through strategic joint ventures and partnerships. When combined with the continued development and eventual introduction of our portfolio of new controlled release branded products, we believe BPI will be well positioned to become a significant marketing presence in the largest pharmaceutical market in the world. BPI's competitors are other specialty pharmaceutical companies as well as divisions of large multinational pharmaceutical companies.

        BPI's product portfolio strategy is to focus on drugs for the primary care market, with an emphasis on the commercialization of products in the cardiovascular, anti-infective, CNS, and pain therapy areas. All these therapeutic areas represent rapidly growing market segments, offering a multitude of opportunities for acquiring third party licenses in supplement to our internal R&D efforts.

        In the U.S., BPI markets Cardizem® CD, Rondec®, Cedax®, Zovirax® Ointment, Teveten® and Vasotec through its field sales force which we anticipate will consist of approximately 800 professional sales representatives by the end of calendar year 2002. This sales force will place BPI within the top 25 ranking of pharmaceutical companies in terms of proprietary sales force size. In addition, BPI co-promotes Wellbutrin SR in collaboration with GSK to primary care physicians.

        The following table reflects products currently in BPI's marketed portfolio:

Product	Indication	Status
Cardizem® Tablets, SR, and CD (diltiazem)	hypertension, angina	Commercialized
Teveten® (eprosartan)	hypertension	Commercialized
Cedax® (ceftibuten)	treatment of susceptible mild-to-moderate acute bacterial exacerbations of chronic bronchitis, acute bacterial otitis media, and pharyngitis/tonsillitis	Commercialized
Rondec® Family	cough, cold, allergy	Commercialized
Zovirax® Ointment (acyclovir)	herpes	Commercialized
Wellbutrin® SR (bupropion)	depression	Commercialized
Vasotec® (enalapril)	hypertension, CHF	Commercialized
Vaseretic	Hypertension, CHF	Commercialized

  Cardizem® Branded Products (diltiazem)

        Cardizem® branded products have been a leading line in the calcium channel blocker category of cardiovascular drugs for approximately 20 years. Cardizem® is used to treat hypertension and angina. In 2000, Cardizem® CD (branded and generic) was the leading once-daily diltiazem product in this category with approximately 13.7 million prescriptions dispensed in the U.S., with a value of $607 million for the year ended December 31, 2001. Branded Cardizem® CD accounted for approximately 2.6 million of this total while the balance of prescriptions was filled by generic versions, one of which is our own generic product sold through Teva. Due to the genericization of this product, we are not actively promoting the Cardizem® CD branded product. We are currently developing Cardizem® XL, a chronotherapeutic administration of diltiazem with distinct effectiveness to control blood pressure during the critical morning hours. (See "Branded Product Pipeline — Cardizem® XL.")

  Wellbutrin SR (bupropion)

        Wellbutrin SR is a twice daily controlled release formulation of bupropion indicated for the symptomatic treatment of depressive illness. Originally introduced by GSK in 1989, bupropion has been proven effective in the treatment of depression. Under terms of the agreement with GSK, BPI co-promotes Wellbutrin SR in the U.S. Combined U.S. sales, including generics, of Wellbutrin SR and Zyban (a variation of Wellbutrin SR indicated as a smoking cessation aid) for the year ended December 31, 2001 was $1.3 billion. Total U.S. sales of anti-depressant products for 2001 was $12 billion.

  Cedax (ceftibuten)

        Cedax is a patented, third generation, broad spectrum oral cephalosporin antibiotic indicated for the treatment of chronic bronchitis, otitis media and pharyngitis/tonsilitis. Cedax was launched by Schering-Plough in 1996 and achieved peak sales in 1997 of $52 million. Schering-Plough manufactures the product for us. The third generation Cephalosporin market reached $250 million in 2001 and grew by 21% compared to 2000.

  Rondec (carbinoxamine/pseudoephedrine)

        Rondec is a prescription decongestant indicated for relief of nasal congestion associated with allergy or the common cold. Rondec was developed by Abbott Laboratories and acquired from Dura Pharmaceuticals. The prescription Cough Cold and Allergy ("CCA") market reached 41.8 million prescribed prescriptions in 2001. The overall prescriptions for the CCA market declined by 2% in 2001.

Zovirax®

        Zovirax® (acyclovir) Ointment 5% is a topical formulation of a synthetic nucleoside analogue active against herpes viruses. Each gram of Zovirax® (acyclovir) Ointment 5% contains 50mg of acyclovir in a polyethylene glycol (PEG) base. This product is indicated in the management of initial genital herpes and in limited non-life threatening mucocutaneous herpes simplex infections in immunocompromised patients. Zovirax® (acyclovir) ointment 5% is available in 3g and 15g tubes. Zovirax® Ointment was originally launched in 1982 by Burroughs Wellcome. It was last promoted by GlaxoWellcome in 1997. Sales have remained steady between $68-$70 million dollars per year, despite the fact that the patent has expired. The total topical prescription market for HSV therapies is estimated to be $100M. Zovirax® Ointment remains the market leader with a 55% share of total prescriptions and a 77% share of total dollars.

Teveten®

        Teveten® is indicated for the treatment of hypertension (high blood pressure). Teveten® blocks the vasoconstrictor and aldosterone-secreting effects of angiotensin II by selectively blocking the binding of angiotensin II to the AT1 receptor found in many tissues (e.g., vascular smooth muscle, adrenal gland). Teveten® belongs to a class of antihypertensive drugs known as angiotensin receptor blockers (ARBs). Teveten® was originally launched in November 1999 by Solvay Pharmaceuticals. We acquired the United States marketing rights to Teveten® and Teveten® HCT in March 2002. US sales of Teveten in 2001 were $9.4 million. Total US sales of all ARB products in 2001 were $2.1 billion dollars. BPI will be relaunching Teveten® in the U.S. market in June 2002.

Vasotec®/Vaseretic®

        Vasotec® and Vaseretic® have been the gold standards in the ACE inhibitor and ACE/HCT combination category of cardiovascular drugs for nearly 20 years. Vasotec® (enalapril maleate) is indicated for the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction. Vasotec® is the maleate salt of enalapril, the ethyl ester of a long-acting angiotensin converting enzyme inhibitor, enalaprilat. Enalapril is a pro-drug; following oral administration, it is bioactivated by hydrolysis of the ethyl ester to enalaprilat, which is the active angiotensin converting enzyme inhibitor. Vasotec® is supplied as 2.5 mg, 5 mg, 10 mg, and 20 mg tablets for oral administration. Vaseretic® (enalapril maleate-hydrochlorothiazide) combines Vasotec® and a diuretic, hydrochlorothiazide. The product is indicated for the treatment of hypertension. Vaseretic® is available in two tablet combinations of enalapril maleate with hydrochlorothiazide: Vaseretic® 5-12.5, containing 5 mg enalapril maleate and 12.5 mg hydrochlorothiazide and Vaseretic® 10-25, containing 10 mg enalapril maleate and 25 mg hydrochlorothiazide.

        For the twelve month period ending December 2001, the ACE inhibitor market achieved total sales of approximately $4.3 billion with 114.1 million total prescriptions (TRx's) for the same time period. Total sales grew by 8.9% over the previous year and the TRx volume grew by 7% for the same period. Vasotec® (branded and generic) is the second most widely prescribed ACE inhibitor and is within the top five cardiovascular products in terms of brand recognition. Vasotec® lost its market exclusivity in August 2000 and has been eroded by the generics. According to IMS, Vasotec® recorded sales of $135 million for the twelve months ending December 2001. Vaseretic® recorded sales of $58 million for the twelve months ending December 2001. Due to the genericization of the product, we are not actively promoting the line. We are currently developing Vasotec® XL, an extended release formulation of Vasotec® with an improved 24-hour kinetic profile and have recently begun development of several fixed dose combinations if enalapril and diltiazem.

Branded Products Marketed by Biovail Pharmaceuticals Canada ("BPC") (formerly Crystaal)

        BPC performs sales and marketing activities for our products as well as for products licensed from third parties worldwide. BPC is located at our headquarters in Mississauga, Ontario, Canada. BPC is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients.

        BPC has adopted a business strategy of acquiring licenses of third parties to sell branded drug products through strategic joint ventures and partnerships. We believe that this strategy, combined with our portfolio of existing and new controlled release branded products, positions BPC to become a significant marketing presence in the Canadian market. BPC is the largest independent supplier of branded pharmaceutical products in Canada. Its competitors are other independent suppliers and divisions of large multinational pharmaceutical companies.

        BPC's product portfolio strategy is to focus on drugs and therapies for the primary care market including drugs for the treatment of cardiovascular disease, CNS and neurological disorders. All three therapeutic areas represent rapidly growing market segments, offering a multitude of opportunities for acquiring third party licenses.

        In Canada, BPC markets Tiazac® and other products through its field force consisting of 72 representatives. Tiazac® has been accepted on the provincial drug formularies in each of the provinces of Canada, thereby making it eligible for reimbursement by the provincial government health plan in all provinces.

        BPC co-promotes the immediate release version of Celexa in collaboration with Lundbeck Canada Inc. BPC promotes Celexa to primary care physicians and will receive co-promotion fees for contributing to the marketing of Celexa in Canada.

        The following table reflects products currently in BPC's portfolio and pipeline and the status of their respective new drug submission ("NDS") filings in Canada:

Product	Indication	Status
Tiazac® (diltiazem)	hypertension, angina	Commercialized
Celexa (citalopram)	depression	Commercialized
Retavase™ (reteplase recombinant)	acute myocardial infarction	Commercialized
Cardizem CD® (diltiazem)	hypertension, angina	Commercialized
Cardiac STATus™	diagnosis of myocardial infarction	Commercialized
Monocor (bisoprolol fumarate)	hypertension	Commercialized
Attenade (d-methylphenidate)	attention deficit-hyperactivity disorder (ADHD)	Under development
Fibrostat™	treatment of scars following surgery and burns	Under development
Ampligen®	chronic fatigue syndrome (CFS)	Under development

  Celexa (citalopram)

        BPC co-promotes the immediate release version of Celexa in collaboration with Lundbeck Canada Inc. Citalopram has proven to be effective in the treatment of depression and belongs to a class of drugs known as Selective Seratonin Reuptake Inhibitors ("SSRIs"). SSRIs have been shown to have fewer side effects and a lower incidence of drug interactions when taken concurrently with other medications than earlier antidepressant products, which accounts for the significant growth in this market. The Canadian market for antidepressants for the year ended December 31, 2001 was approximately $386 million, an increase of 11% over the previous year.

  Retavase™ (reteplase recombinant)

        Retavase™, licensed from Centocor Inc., is a tissue plasmogen activator used in thrombolytic therapy. The medication is administered to patients immediately after the incidence of acute myocardial infarction ("AMI" or heart attack) and acts to clear arterial blockage. The thrombolytic market in Canada for the year ended December 31, 2001 was estimated to be approximately $29 million an increase of 2% over the previous year.

  Cardiac STATus (cardiac marker)

        The evaluation of chest pain is one of the most challenging problems in emergency care. Physical examination and electrocardiogram procedures are not always appropriate and can result in a significant percentage of acute myocardial infractions going undetected. Cardiac STATus is a point of care ("POC") cardiac marker used in determining whether a patient admitted to hospital with chest pain has indeed suffered a heart attack. The Canadian cardiac marker market (POC and laboratory based) for the year ended December 31, 2001 is estimated at approximately $26 million an increase of 9% over the previous year. The cardiac marker segment is currently underdeveloped and is poised for rapid expansion.

  Monocor (bisoprolol fumarate)

        Monocor is a cardio-selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. The beta-blocker market in Canada is valued at approximately $93 million and is growing annually at the rate of 1%.

Other Branded Products

  Nurofen Meltlets (ibuprofen FlashDose)

        Ibuprofen is a long established over-the-counter analgesic medication. We applied our proprietary FlashDose® and taste-masking technology to this compound to develop a revolutionary new form of ibuprofen. Dosage is similar to other ibuprofen products, namely, two tablets every four hours to a maximum of six tablets in twenty-four hours. The melt-in-the-mouth tablets can be taken anytime, anywhere without water. In

April 2000 we launched this new product in the U.K. through Boots Healthcare International under the Nurofen brand as a means of validating and demonstrating the technology. The product was launched in the Australian market in early 2001.

Generic Products Marketed by Strategic Partners

        We have entered an agreement with Teva Pharmaceuticals Ltd. ("Teva") for the development and marketing of a number of our generic controlled release products. Products currently marketed by Teva include generic versions of Cardizem CD (diltiazem), Trental (pentoxifylline), Voltaren XR (diclofenac), Adalat CC (nifedipine), Procardia XL (nifedipine) and Verelan. These products are manufactured by us and we receive a share of profits after deduction of manufacturing, sales and distribution costs.

Pipeline Products

Branded Product Pipeline

        We are working to develop once-daily controlled release branded versions of the following compounds which had aggregate U.S. sales of approximately $6.2 billion for the twelve months ended December 31, 2001:

Compound	Currently Marketed Brand Name	U.S. Marketer	Indication	Total U.S. Product Sales(in millions)(1)
Bupropion	Wellbutrin SR/ Zyban	GlaxoSmithKline	depression, smoking cessation	$1,290
Buspirone	Buspar	Bristol-Myers Squibb	anxiety, depression	716
Metformin	Glucophage	Bristol-Myers Squibb	diabetes	2,217
Tramadol	Ultram	Johnson & Johnson	chronic pain	662
Citalopram	Celexa	Forest	depression	1,152	(2)
Vasotec XL	Vasotec	Biovail	Hypertension, CHF	158

(1)
Includes brand and generics.

(2)
Sales of Celexa in Canada for the year ended December 31, 2001 were approximately U.S.$50 million.

  Bupropion

        A four times daily immediate release formulation of bupropion, introduced in July 1989 by GSK is marketed in the United States under the brand name Wellbutrin. In addition, a twice-daily controlled release formulation of bupropion, introduced in November 1996 by GSK, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation and as Wellbutrin SR for depression. U.S. sales of Wellbutrin SR/Zyban (including generics) were approximately $1,290 million for the twelve months ended December 31, 2001. We are currently at the scale-up stage of developing our product.

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

        Our once-daily controlled release formulation of bupropion seeks to significantly improve upon the existing sustained release formulation by providing sustained plasma levels with better control of symptoms and improved compliance with convenient once-a-day dosing. Clinically, it is important that symptoms in the depressed patient be adequately controlled as compliance is a major concern in these patients.

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

        Market Size:    Sales of anti-depressant products totaled $12.0 billion for the twelve months ended December 31, 2001. Buproprion is classified as a new generation anti-depressant. The anti-depressant market consists of four major drug categories: new generation antidepressants, SSRIs/SNRIs (Selective Seratonin Reuptake Inhibitors/Selective Norepinephrine Reuptake Inhibitors), tricylic antidepressants, and monoamine oxidase inhibitors. Major marketed brands include Prozac (fluoxetine), Paxil (paroxetine), Zoloft (sertaline), Effexor XR (venlafaxine) and Wellbutrin (bupropion). The smoking cessation market was $809 million for the twelve months ended December 31, 2001. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

  Tramadol

        A three to four times daily immediate release formulation of tramadol, introduced in March 1995 by Johnson & Johnson ("J&J"), is marketed in the United States under the brand name Ultram. U.S. sales of Ultram were approximately $662 million for the twelve months ended December 31, 2001. We are currently engaged in Phase III trials for this product.

        Indication:    Tramadol is indicated for the treatment of a variety of pain syndromes, including management of moderate to moderately severe chronic pain associated with cancer and other terminal illnesses. Pain is a common symptom of many diseases and is generally seen in everyday clinical practice.

        Clinical Efficacy:    Tramadol is one of a number of analgesics, which are among the most effective and valuable medications for the treatment of chronic pain. Tramadol's minimal propensity to induce adverse effects is an advantage over other morphine-like agents. For example, relative to Morphine, Tramadol causes less dependence and less respiratory depression. Tramadol also appears to be a promising drug for post-operative pain relief.

        In an article published in the American Journal of Medicine, the author concluded that, based on clinical exerience, Tramadol appears to have a low potential for abuse or addiction. Results from U.S. and European studies indicated that tramadol is an effective analgesic that may have a particularly important role in the management of chronic pain. Tramadol has been prescribed for almost two decades in Europe.

        Two long-term safety studies conducted on patients with chronic, nonmalignant pain demonstrated the efficacy of Tramadol in a variety of pain conditions.

        Our once-daily controlled release formulation of Tramadol seeks to provide sustained pain control, as compared to the immediate release form. This would be especially useful to cancer or terminally ill patients who need analgesics as a 24-hour treatment.

        Market Size:    The combined market for narcotic and non-narcotic analgesics generated U.S. sales of $4.6 billion for the twelve months ended December 31, 2001.

  Buspirone

        A three times daily immediate release formulation of buspirone, introduced in October 1986 by Bristol-Myers Squibb Company ("BMS"), is marketed in the United States under the brand name Buspar. U.S. sales of Buspar (including generics) were approximately $716 million for the twelve months ended December 31, 2001. We are currently engaged in Phase III clinical trials for our controlled release formulation of buspirone.

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

        Market Size:    The anti-anxiety market had approximately $1.5 billion in U.S. sales for the twelve months ended December 31, 2001 of which buspirone was the market leader. Due to its efficacy in treating depressive symptoms in GAD patients, Buspirone also indirectly competes in the market for antidepressant drugs, including the market for SSRIs and SNRIs, which represented U.S. sales of approximately $9.8 billion for the twelve months ended December 31, 2001. Major anti-anxiety brands other than Buspar include Xanax (alprazolam), Librium (chlordiazepoxide), Valium (diazepam), Ativan (lorazepam), Serax (oxazepam) and Atarax (hydroxyzine).

  Metformin

        A two to three times daily immediate release formulation of metformin, introduced in April 1995 by BMS, is marketed in the United States under the brand name Glucophage. Recently BMS introduced a controlled release metformin formulation marketed as Glucophage XR. U.S. sales of Glucophage and Glucophage XR were approximately $2.2 billion for the twelve months ended December 31, 2001. We are currently in the formulation development stage of this product.

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

        Market Size:    The oral anti-diabetic market represented approximately $5.5 billion in U.S. sales for the twelve months ended December 31, 2001. Major anti-diabetic products other than Glucophage include Glucotrol XL (glipizide), Avandia (rosiglitazone) and Actos (pioglitazone).

  Citalopram

        An immediate release formulation of the anti-depressant citalopram was launched in the United States in October 1998 and is marketed under the trademark Celexa in the United States by Forest. U.S. sales of Celexa were approximately $1,152 million for the twelve months ended December 31, 2001. Lundbeck is currently conducting Phase III clinical trials on a controlled release version of Celexa developed by us.

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

        Market Size:    Sales for the drug treatment of depression in the United States were $12 billion for the twelve months ended December 31, 2001. Citalopram sales accounted for 9.5% of this market. Citalopram is marketed under the names Cipramil and Seropram outside of the United States.

Cardizem® XL (diltiazem)

        Cardizem® branded products, introduced by Hoechst Marion Roussel, a predecessor company of Aventis, have been a leading line in the calcium channel blocker category for approximately twenty years. A controlled release, once daily version was introduced in August 1992 under the brand name Cardizem® CD. We acquired the Cardizem® family of products from Aventis in December 2000 and we are now developing Cardizem® XL as a superior therapeutic version of Cardizem® CD.

        Indication.    Cardizem® XL has been approved for the hypertension and angina indications.

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

        Market size:    Diltiazem-related once daily products accounted for approximately $965 million of U.S. sales in the twelve months ended December 31, 2001 out of total calcium channel blocker sales of $4.5 billion during the same period. Cardizem® CD sales (including generics) in the U.S. for the twelve months ended December 31, 2001 were $607 million. We expect to launch Cardizem® XL in the second half of 2002. Due to the high awareness of the Cardizem® brand name, we anticipate significant conversion of patients from Cardizem® CD to the new and improved branded product.

Vasotec® XL

        We are in the process of developing a formulation of enalapril with an improved 24-hour kinetic profile. Currently, Vasotec® is being dosed more than once-per-day more than 30% of the time it is prescribed. We believe that an extended release formulation of enalapril will offer an improved clinical benefit as compared to the current formulation. A substantial number of physicians are still prescribing Vasotec® — and our XL formulation should enable us to leverage the brand equity resident in the Vasotec® brand name while achieving true 24-hour delivery of enalapril when dosed once-per-day.

FlashDose® Product Pipeline

        The acquisition of BTL in November 1999 gave us access to FlashDose® drug technology, including certain innovative drug delivery features such as rapid dissolve, enhanced absorption and taste masking. We have been applying these technologies in the development of FlashDose® versions of several oral dosage, and in some cases, controlled release branded products. We believe that FlashDose® technology provides access to significant unmet market needs in such areas as pain relief, migraine, pediatric and geriatric care. Additionally, FlashDose®

provides superior product differentiation which can significantly enhance the marketability of pharmaceutical products. Marketing strategies will be developed on the basis of individual brand dynamics but provide us with the option of partnering with the brand originator to achieve extended brand exclusivity and defense against market share erosion by generics, or competing with the originator upon patent expiry.

        We are currently developing eight such products including Fluoxetine, Zolpidem and Paroxetine, and five as yet undisclosed products.

        The following chart presents information for the twelve months ended December 31, 2001 with respect to branded versions of the NDAs that we have filed with the FDA.

Currently Marketed Brand Name	Filing Date	Indication	Total US Product Sales (in millions)

Prozac, Sarafam (fluoxetine)	2001	depression/OCD/bulimia	$280
Ambien (zolpidem)	2001	insomnia	$997
Paxil (paroxetine)	—	depression/OCD SAD/panic disorder	$210
5 Undisclosed products	—	—	—

1.
Branded products

2.
Branded products and generics

  Fluoxetine FD

        In the U.S. Fluoxetine is marketed by Eli Lilly and Company ("Lilly") under the brand names Prozac, Prozac Weekly and Sarafem.

        Indication:    Fluoxetine is indicated for the treatment of depression, Obsessive Compulsive Disorder ("OCD") and bulimia.

        Clinical Efficacy:    The prevalence of depressive disorders in the general population is approximately 6%. Fluoxetine was the first Selective Serotonin Reuptake inhibitor antidepressant to be introduced (January 1988). SSRI's are considered first line treatment for major depressive disorders, panic disorders, social anxiety disorder and general anxiety disorders. SSRI's have mainly replaced tricyclic anti-depressants and Monoamine Oxidase Inhibitors ("MAO's") in the treatment of depression because of their established efficacy, more favorable side-effect profile and wider therapeutic index, for instance lower potential for fatal overdose and drug interactions.

        A FlashDose® formulation will provide patient flexibility, allowing for greater patient compliance.

        Market Size:    Due to its efficacy in treating depressive symptoms, fluoxetine competes with other SSRIs (such as venlafaxine, paroxetine and citalopram) and newer generation anti-depressants (such as bupropion and mirtazapine) MAO's, tricyclics and tetracyclics. The total anti-depressant market in the U.S. was estimated to be in excess of $12 billion in the twelve month period ended December 31, 2001. U.S. sales of Prozac, Prozac Weekly and generics were $2.8 billion for the twelve-month period ended December 31, 2001. We filed the product with the FDA in September 2001.

  Zolpidem FD

        Zolpidem was launched in 1993 and is now marketed in the U.S. by Searle/Pharmacia under the brand name Ambien.

        Indication:    Zolpidem is indicated for the short-term treatment of insomnia.

        Clinical Efficacy:    Until the early 1990s pharmacological intervention for insomnia usually resorted to short-term treatment with benzodiazepines. These drugs were less than ideal due to their propensity to induce tolerance and subsequent rebound insomnia at higher dosages, coupled with a long half-life leading to lingering effects on next-day motor functioning. Zolpidem can substantially reduce these adverse effects. Our product is designed to provide a more rapid onset of action as compared with the existing Zolpidem formulation and will employ FlashDose® technology for greater patient convenience.

        Market Size:    The sleep disorder market in the U.S was in excess of $1.1 billion in the twelve-month period ended December 31, 2001. Pharmacia Corporation's Ambien was the market leader with sales of $997 million during the same period. We filed our product with the FDA in December 2001.

  Paroxetine FD

        Paroxetine is marketed in the U.S. by GSK under the brand name Paxil. In 1999 GSK formulated a controlled release version of paroxetine which to date has not been launched.

        Indication:    Paroxetine is indicated for the treatment of depression, obsessive compulsive disorder (OCD), social anxiety disorder (SAD), and panic disorder.

        Clinical Efficacy:    Paroxetine was the first product approved for the treatment of SAD and for the treatment of panic disorder. GSK has also filed for approval of paroxetine in treatment of post traumatic stress disorder. Our product will enable patients to take orally disintegrating paroxetine FlashDose® anytime/anywhere without the use of water.

        Market size:    Due to its efficacy in treating depressive symptoms, paroxetine competes with other SSRI/SNRIs (such as venlafaxine, fluoxetine and setraline) and newer generation anti-depressants (such as bupropion and mirtazapine), MAOs, tricyclics and tetracyclics. The total anti-depressant market in the U.S. was estimated to be in excess of $12 billion in the twelve-month period ended December 31, 2001. U.S sales of Paxil were in excess of $2.1 billion for the twelve-month period ended December 31, 2001.

Generic Product Pipeline

        We have a pipeline of generic versions of branded products, including five for which we have filed ANDAs with the FDA. Collectively, the branded versions of the filed strengths of these five products generated approximately $400 million in U.S. sales in the twelve months ended December 31, 2001.

        The controlled release drugs in our generic product pipeline are used primarily in the treatment of chronic conditions in the cardiovascular and bone and joint disease areas and for pain management, conditions for which controlled release formulations provide significant clinical and economic benefits.

        We expect to price our generic products at a discount to branded products. However, because of the technological barriers associated with developing controlled release products, we do not expect our generic products to experience as much price erosion as immediate release generic products, which are easier to duplicate.

        The following chart presents information for the twelve months ended December 31, 2001 with respect to the branded versions of the five ANDAs that we have filed with the FDA.

Currently Marketed Brand Name	Filing Date	Indication	Total U.S. Product Sales(in millions)(1)
Verelan	1997	angina, hypertension	$60
Dilacor XR	1998	angina, hypertension	80
Procardia XL 90 mg	2000	angina, hypertension	106
Adalat CC 90 mg	2000	hypertension	116
Tegretol XR 400 mg	2000	epilepsy	38

(1)
Includes brand and generics.

  Generic Version of Verelan (verapamil)

        A three to four times daily immediate release formulation of verapamil, originally introduced in March 1982 by Knoll Pharmaceuticals, is marketed in the United States. Lederle Laboratories received approval for a controlled release version in May 1990 and markets the product under the brand name Verelan. U.S. sales of Verelan were approximately $60 million (including generics) for the twelve months ended December 31, 2001. We filed an ANDA for the generic version of Verelan in the second quarter of 1997.

  Generic Version of Dilacor XR (diltiazem)

        A once daily controlled release formulation of diltiazem, introduced in June 1992 by Rhone-Poulenc Rorer, Inc., is marketed in the U.S. by Watson Pharmaceuticals, Inc. under the brand name Dilacor XR. U.S. sales of Dilacor XR were approximately $80 million (including generics) for the twelve months ended December 31, 2001. We filed an ANDA for the generic version of Dilacor XR in the third quarter of 1998.

  Generic Version of Procardia XL (nifedepine)

        A three to four times daily immediate release formulation of nifedipine, introduced in January 1982 by Pfizer Inc. ("Pfizer"), is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled release version in September 1989 under the brand name Procardia XL. U.S. sales of Procardia XL (including generics) were approximately $426 million for the twelve months ended December 31, 2001.

        We developed our generic version of Procardia XL that includes multiple strengths and filed an ANDA in the first quarter of 1998. Prior to this filing, Mylan Pharmaceuticals, Inc. ("Mylan") filed an ANDA for the 30 mg strength only and subsequently filed for 60 mg and 90 mg strengths. We received final approval from the FDA for our 60 mg and 30 mg strengths in September 2000 and February 2001 respectively and we are currently marketing these strengths through Teva in the United States. We filed an ANDA in respect of the 90 mg strength of Procardia XL in December 2000.

  Generic Version of Adalat CC (nifedepine)

        A three to four times daily immediate release formulation of nifedipine, introduced in January 1985 by Bayer, is marketed in the United States under the brand name Adalat. Bayer received approval from the FDA for a controlled release version in April 1993 and markets the product under the brand name Adalat CC. U.S. sales of Adalat CC (including generics) were approximately $433 million for the twelve months ended December 31, 2001.

        We received final approvals from the FDA in March 2000 and December 2000 respectively for an in-licensed 30 mg generic version and our own 60 mg generic version of Adalat CC. We market both these products in the United States through our licensee, Teva. We were the first company to file an ANDA for the 60 mg strength of Adalat CC and we are therefore entitled to 180 days of marketing exclusivity. Elan was the first to file an ANDA for the 30 mg strength. We have entered into an agreement with Elan giving us exclusive marketing rights for the United States for Elan's generic versions of Adalat CC. In January 2001 we announced the filing of an ANDA in respect of our 90 mg strength of Adalat CC.

  Generic Version of Tegretol XR (carbamazipine)

        A 2 to 3 times daily immediate release formulation of carbamazipine, introduced in November 1976 by Novartis, is marketed in the United States under the brand name Tegretol. Novartis received approval from the FDA for a controlled release version in July 1996 and markets the product under the brand name Tegretol XR. U.S. sales of Tegretol XR were approximately $38 million for the twelve months ended December 31, 2001.

Strategic Distribution Partners

  Forest Laboratories

        We licensed the right to market Tiazac® in the United States to Forest in September 1995 and the formal product launch took place in February 1996. The license agreement with Forest provides for a royalty payment of 8% of its net sales of Tiazac® for a period of 16 years, commencing December 1995. In addition, under a 16-year supply agreement which also commenced December 1995, we act as the exclusive manufacturer of Tiazac® for Forest and receive contractually determined manufacturing fees.

  Teva Pharmaceuticals

        In December 1997, we entered into an agreement with Teva for the development and marketing in the United States of specific generic oral controlled release products. These include products that have already been approved by the FDA as well as products under development.

        The terms of the agreement call for us to manufacture the products and share the profits after deduction of manufacturing costs and an allowance for selling and distribution expenses incurred by Teva.

        Products currently commercialized and marketed under this agreement include generic controlled release versions of Trental (pentoxifylline), Cardizem CD (diltiazem), Voltaren XR (diclofenac), Adalat CC (nifedipine), Procardia XL (nifedipine) and Verelan. In addition, ANDAs have been filed for generic versions of Dilacor XR, Tegretol and 90 mg strengths of Adalat CC and Procardia XL.

Technology

        We have numerous proprietary drug delivery technologies that we use to develop controlled release and rapid dissolve products. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, other generic manufacturers may be inhibited from duplicating products because of our patented or proprietary rights or because of the difficulty of duplicating our formulations.

        Oral controlled release technology permits the development of specialized oral drug delivery systems that improve the absorption and utilization by the human body of a variety of pharmaceutical compounds. Release patterns are characterized as zero order, which indicates constant release over time, or first order, which indicates decreasing release over time. These systems offer a number of advantages, in particular, allowing the patient to take only one or two doses a day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved compliance and potential cost effectiveness, makes controlled release drugs ideally suited for the treatment of chronic conditions.

        Our controlled release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the basic drug in the gastrointestinal tract (the "GI tract"). The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period, while assuring gradual and controlled release of the subject drug at a suitable location(s) in the GI tract.

        Our rapid dissolve formulations contain the same basic chemical compound found in the original branded products. The dry chemical compounds are encapsulated in microspheres utilizing our CEFORM® technology. Our Shearform® technology is used to produce matrices that are subsequently processed into amorphous fibers which, when blended with the CEFORM® microspheres, can be compressed into rapid dissolve formulations including FlashDose® tablets. The benefits of rapid dissolve formulations include the ease of administration for the elderly, young children or people with disease states who may have difficulty swallowing tablets or capsules.

        We use six proprietary drug delivery platforms, described below, involving matrix tablets or multiparticulate beads in capsules. These platforms are capable of delivering a wide variety of drug compounds in controlled release and rapid dissolve oral dosage formulations.

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

  Macrocap

        Macrocap consists of immediate release beads made by extrusion/spheronization/pelletization techniques or by layering powders or solutions on nonpareil seeds. Release modulating polymers are sprayed on the beads using various coating techniques. The coated beads are filled in hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero order release.

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

  Multipart

        Multipart consists of a tablet carrier for the delivery of controlled release beads that preserves the integrity and release properties of the beads. The distribution of the beads is triggered by disintegration of the tablet carrier in the stomach. Drug release from the beads can be pH activated or pH independent and can occur by disintegration or osmosis. The beads can be formulated to produce first or zero order release.

  CEFORM®

        CEFORM® is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape, typically have a diameter of 150 – 180 microns, and allow for high drug content. CEFORM® microspheres are produced using a continuous, single-step and solvent-free manufacturing process that can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures which can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM® microspheres can be formulated for controlled release, enhanced absorption, and taste masking.

  Shearform®

        Shearform® is used to produce matrices of saccharides, polysaccharides, or other carrier materials that are subsequently processed into amorphous fibers or flakes and recrystallized to a predetermined level. This process is used to produce rapid dissolve formulations, including FlashDose®. Shearform® can also be applied to food product ingredients to provide enhanced flavoring.

Research and Development

        Our staff of scientists has expertise in all aspects of the drug development process, from pre-formulation studies and formulation development to scale-up and manufacturing. We have successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics.

        Subsequent to the acquisition in November 1999 of BTL, we concluded that it was appropriate to integrate much of the research and development being conducted at our head office in Mississauga, Ontario, Canada facility with that being conducted at the BTL Chantilly, Virginia facility. This integration was carried out during 2000 such that only formulation development work is now carried out in Mississauga. The Chantilly facility comprises 91,000 square feet of administrative, laboratory and manufacturing space. In addition we maintain a 5,700 square foot facility in Dublin, Ireland.

Manufacturing Facilities

        We currently operate four modern, fully-integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba, Chantilly, Virginia, and Dorado and Carolina, Puerto Rico, respectively. All of these facilities meet FDA-mandated good manufacturing practices and are inspected on a regular basis by regulatory authorities and our own auditing team to ensure compliance on an ongoing basis with such standards.

        Our 75,000 square foot plant in Steinbach, Manitoba was constructed in 1994. In 2001 we completed a 23,000 square foot addition. Its manufacturing processes include (1) granulation and coating with solvents, bead extrusion and spheronization; (2) fluid bed drying and tableting; (3) high speed encapsulation with 100% quality control weight checks; and (4) high speed automatic packaging lines. We have implemented a $14 million capital program for the expansion of the facility and the purchase of new manufacturing equipment. The new construction is underway that will add 40,000 square feet of manufacturing and utility space to be ready for use for manufacturing by the end of 2002.

        The Carolina, Puerto Rico facilities total 34,000 square feet, including 23,000 square feet of manufacturing capacity and 11,000 square feet of additional leased warehouse space. This plant is specially constructed for the high volume production of controlled release beads.

        In January 2001, we acquired for $11.0 million a 120,000 square foot, fully FDA approved, manufacturing facility on 19 acres of land in Dorado, Puerto Rico. This modern facility was previously used for pharmaceutical manufacture by McNeil Pharmaceuticals, a division of J&J. We have implemented a $34 million capital program for the expansion and upgrade to the facility and purchase of manufacturing equipment. In 2001, improvements have been made to the facility as we continue to upgrade the major services and add to the laboratories and warehouse functions. Equipment for the manufacturing of controlled release and FlashDose® products is currently in the final stages of installation within the facility. We are on schedule for the plant to initially package Tiazac® for the U.S. market in the second quarter of 2002 and upon approval from the FDA will transition all of the Carolina operations and the FlashDose® manufacturing from the Chantilly operations to the Dorado site.

        The Chantilly, Virginia facility occupies approx 32,500 square feet dedicated to the production of FlashDose® products. Operations include weighing, screening, microsphere formation, microsphere coating, floss formation, floss treatment, blending, compression and packaging.

        For additional discussion regarding our manufacturing facilities see Item 4.D. "Property, Plant and Equipment".

Contract Research Division

        The CRD provides us and other pharmaceutical companies with a broad range of confidential, clinical research services, including pharmacokinetic studies and bioanalytical laboratory testing, Quality Assurance and statistical analysis.

        Operating as an independent business unit in Toronto, Ontario, the CRD is located in a 41,000 square foot stand-alone facility owned by us and a leased 10,500 square foot facility. These facilities include an independent review ethics board, a fully equipped bioanalytical laboratory, a department of biopharmaceutics and a newly constructed 12-bed Phase I Unit as part of 230-bed capacity for live-in clinics.

        To date, the CRD has designed and conducted in excess of 2,500 bioavailability, bioequivalence and drug interaction studies. The therapeutic areas in which studies have been completed include cardiovascular, cardiopulmonary, bone and joint disease, pain management, infectious diseases, central nervous system, gastroenterology and endocrinology. In addition, the CRD is active and experienced in the design and implementation of Phase III and Phase IV clinical trials from protocol design and monitoring to completion of statistical reports.

        The CRD has a database in excess of 30,000 healthy male and female volunteers for potential study enrollment and the bioanalytical laboratory continues to add to the inventory of over 100 developed and validated assays. The operations of the CRD are subject to full compliance with the applicable regulations and standards required by U.S., Canadian and other comparable foreign regulatory bodies.

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

Patents and Proprietary Rights

        We have not routinely sought patents on our controlled release technology because (1) a significant number of our current products under development are generic drugs and, when another company files an ANDA which competes with any ANDA filed for one of our generic products, patent protection would not afford benefits (which normally accrue to NDA holders) and (2) the filing of certain patents may provide potential competitors with information relating to proprietary technology which may enable such competitors to exploit information related to such technology which is not within the confines of the protection of the patent. Historically, we have relied on trade secrets, know-how and other proprietary information. While certain of our licensors have sought patents on controlled release technology licensed to it, there can be no assurance that any patents will be issued or, if issued, that the manufacture, use, sale, importation or offer for sale of such patented matter will not infringe upon other patents or technology. Our ability to compete effectively with other companies will depend, in part, upon our ability to maintain the proprietary nature of our technology and to avoid infringing patents of others. To protect our rights in these areas, we require all licensors, licensees and significant employees to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Competition

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face competition from both conventional forms of drug delivery and controlled release drug delivery systems developed, or under development, by other pharmaceutical concerns. Many of these competitors have greater financial resources and marketing capabilities than we have. Our competitors in the United States and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including, without limitation, some of the licensees (or potential licensees) of our products, specialized contract research and research and development firms, universities and other research institutions. We believe that our controlled release technology combined with our strategy of funding and controlling all or most aspects of our controlled release pharmaceutical business will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for it to compete effectively with such firms and institutions. Our competitors, however, may succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by us or that would render our technologies and products obsolete or uncompetitive. In addition, certain of our competitors have greater experience than us in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

Regulation

        The research and development, manufacture and marketing of controlled release pharmaceuticals are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products. The regulations applicable to our products may change as the currently limited number of approved controlled release products increases and regulators acquire additional experience in this area.

United States Regulation

New Drug Application

        We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us, or our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include (1) preclinical laboratory and animal toxicology tests; (2) scaling and testing of production batches;

(3) submission of an Investigational New Drug Application ("IND"), and subsequent approval is required before any human clinical trials can commence; (4) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (5) the submission of an NDA to the FDA; and (6) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA's ability to grant an approval if the application relied upon data which the applicant did not own. We intend to generate all data necessary to support FDA approval of the applications we file.

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

        Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators that are experienced in conducting studies under "Good Clinical Practise" guidelines. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for absorption, safety, dosage, tolerance, metabolic interaction, distribution, and excretion. Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required. We, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

        The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. § 355(b)(1), also known as Section 505(b)(1) of the FDC Act.

Abbreviated New Drug Application

        In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure would be available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

Patent Certification and Exclusivity Issues

        ANDAs are required to include certifications with respect to any patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire. If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months. If the drug product covered by an ANDA were to be found by a court to infringe another company's patents, approval of the ANDA could be delayed until the patents expire. Under the FDC Act, the first filer of an ANDA with a "non-infringement" certification is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer's generic product or a successful defense of a patent infringement suit.

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

        The FDC Act contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a "new chemical entity." Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or a new dosage strength of a previously-approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FDC Act.

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

Investigational New Drug Application

        Before conducting clinical trials of a new drug in Canada, we must submit a pre-clinical submission to the TPP. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPP does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "United States Regulation — New Drug Application."

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

        Where the TPP has already approved a drug for sale in controlled release dosages, we may seek approval from the TPP to sell an equivalent generic drug. In certain cases, the TPP does not require the manufacturer of a drug that is equivalent to a drug that has already been approved for sale by the TPP to conduct preclinical tests and clinical trials; instead, the manufacturer must satisfy the TPP that the drug is bioequivalent to the drug that has already been approved.

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

        Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of controlled release products.

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

        Our manufacturing facilities located at Steinbach, Manitoba and Carolina, Puerto Rico operate according to FDA mandated Good Manufacturing Practices. These manufacturing facilities are inspected on a regular basis by the FDA, the TPP, and other regulatory authorities. Our self-auditing team seeks to ensure compliance on an ongoing basis with FDA mandated good manufacturing practices. From time to time, the FDA, the TPP or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

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

D.    Property, Plant and Equipment

        We own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. The acquisition of the Dorado, Puerto Rico manufacturing facility was completed in January 2001, and we are currently completing plans to upgrade this facility to meet our manufacturing requirements and to transition production from the Carolina facility. We acquired seven acres of land in Mississauga, Ontario in 2000 where we are currently constructing a new 47,000 square foot office facility for the corporate office and the BPC business unit. Occupancy of the new facility is scheduled for July 2002.

        The following table lists the location, use, size and ownership interest of Biovail's principal properties:

Location	Use	Size	Ownership
Mississauga, Ontario, Canada	Corporate administration, product development, sales and administration	35,000 Sq. Ft.	Leased
Toronto, Ontario, Canada	Research and development	33,000 Sq. Ft.	Owned
		11,000 Sq. Ft.	Leased
Steinbach, Manitoba, Canada	Manufacturing	98,000 Sq. Ft.	Owned
Chantilly, VA, USA	Research, development, and manufacturing	91,000 Sq. Ft.	Leased
Chantilly, VA, USA	Manufacturing, research, development, and warehousing	60,600 Sq. Ft.	Leased
Sterling, VA, USA	Manufacturing	17,000 Sq. Ft.	Leased
Morrisville, NC, USA	Sales and administration	36,000 Sq. Ft.	Leased
Carolina, Puerto Rico	Manufacturing	34,000 Sq. Ft.	Owned
Dorado, Puerto Rico	Manufacturing	120,000 Sq. Ft.	Owned
St. Michael, Barbados	Licensing and administration	11,000 Sq. Ft.	Leased
Dublin, Ireland	Research and development	5,700 Sq. Ft.	Leased

        For additional discussion regarding our property, plant, and equipment see Item 4.B "Manufacturing Facilities".

Item 5. Operating and Financial Review and Prospects

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDEX

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with U.S. GAAP should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP included under Item 18 "Financial Statements". Likewise, the following MD&A prepared in accordance with Canadian GAAP should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP also included under Item 18.

        All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. All share and per share amounts in the MD&As, and in the audited consolidated financial statements, prepared in accordance with Canadian and U.S. GAAP have been retroactively adjusted to give effect to the stock splits.

Page
Management's Discussion and Analysis of Financial Condition and Results of Operations
In accordance with U.S. generally accepted accounting principles	35
In accordance with Canadian generally accepted accounting principles	53

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with U.S. generally accepted accounting principles

(expressed in U.S. dollars)

OVERVIEW

        In 2001, we experienced continued financial growth and made significant progress in the development of highly promising new medications. This performance is indicative of our ongoing evolution into a leading marketer and developer of pharmaceutical products utilizing advanced proprietary drug delivery technologies.

        Our results reflected the impact of the strategic business acquisitions completed during 2000, and the rapid integration of these acquisitions into our existing organization in 2001 with the goal to maximize their contribution. Most notably the increase in our revenue reflected the addition of the Cardizem® product line ("Cardizem®"), which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"), and DJ Pharma, Inc.'s ("DJ Pharma") portfolio of products acquired in October 2000. Cardizem® is being marketed in Canada through Biovail Pharmaceuticals Canada ("BPC"), formerly known as Crystaal, and in the United States through Biovail Pharmaceuticals, Inc. ("BPI"), formerly known as DJ Pharma.

        Our efforts in clinical programs and product development resulted in the filing of New Drug Applications ("NDA") for approval by the U.S. Food and Drug Administration ("FDA") for Cardizem® XL, a graded-release formulation of diltiazem, designed for night-time dosing, and FlashDose® formulations of the anti-depressant fluoxetine and the insomnia medication zolpidem. We also filed three Abbreviated New Drug Applications ("ANDA") for approval by the FDA for generic versions of Adalat CC 90 mg, Procardia XL 90 mg, and Tegretol 400 mg In Canada, we filed New Drug Submissions for the full range of dosage strengths for Cardizem® XL with the Therapeutic Products Programme ("TPP").

        The most significant event in 2001 in terms of business strategy was the conclusion of a multi-faceted agreement with GlaxoSmithKline plc ("GSK"). This agreement encompasses the collaborated final development and co-promotion of our novel controlled release, once-daily formulation of bupropion hydrochloride ("HCl"), the co-promotion of Wellbutrin SR, GSK's existing sustained-release, twice-daily formulation of bupropion HCl, and the acquisition of the exclusive promotion and distribution rights to GSK's Zovirax® topical products in the United States and Puerto Rico.

        As we begin 2002, we believe we are financially well positioned to execute our growth strategies following the syndication of our $400 million revolving term credit facility in June 2001, and the successful public offerings in November 2001 of common shares for proceeds of $587.5 million and in March 2002 of 7 7/8% Senior Subordinated Notes due on April 1, 2010 (the "Notes") for proceeds of $397.1 million. We also converted $300.0 million of our 6.75% Convertible Subordinated Preferred Equivalent Debentures (the "Debentures") into common shares, which significantly increased our equity base.

CRITICAL ACCOUNTING POLICIES

        We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), applied on a consistent basis. Our critical accounting policies include the use of estimates, product recalls, returns, rebates and allowances and their impact on revenue recognition, the recording of research and development expenses, the useful lives of goodwill and intangible assets, and the realizability of deferred tax assets.

        In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Our actual results could differ from these estimates. Significant estimates made by us include the calculation of reserves for uncollectible accounts, product recalls, returns, rebates and allowances, useful lives of long-lived assets, including intangibles, and the realizability of deferred tax assets.

        We recognize product sales revenue when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for product recalls, returns, rebates and allowances. These provisions are established in the same period as the related product sales are recorded and are based on estimates of the proportion of product sales subject to recall, return, rebate or allowance. A significant change in these estimates could have a material impact on our results of operations.

        We expense research and development costs in the period in which they are incurred. We write-off acquired research and development having no alternative future use at the time of acquisition. The cost of intangibles that we purchase from others for a particular research and development project that have no alternative future use are written-off at the time of acquisition. We may pursue product or business acquisitions that could result in a charge for research and development costs acquired, which could have a material impact on our results of operations.

        Our goodwill and intangible assets are stated at cost, less accumulated amortization computed using the straight-line method based on their estimated useful lives ranging from six to twenty years. Useful life is the period over which the item of goodwill and intangible assets is expected to contribute directly or indirectly to our future cash flows. We determine useful lives for goodwill and intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an item of goodwill and intangible assets resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. Effective with the adoption of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill and certain other of our intangible assets will no longer be amortized but will be subject to annual impairment tests (see Recent Accounting Pronouncements).

        We have recorded a valuation allowance on deferred tax assets primarily related to operating losses and tax credit carryforwards. We have assumed that these carryforwards are more likely than not to be unrealized based on estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or a change in the outlook for future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of deferred income taxes.

CHANGE IN ACCOUNTING PRINCIPLE

        Effective January 1, 2001, we implemented the FASB's SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The adoption of SFAS No. 133 did not result in any cumulative effect adjustment in our consolidated statements of income (loss), and did not have a material impact on our financial position or results of operations as we do not use derivative financial instruments or engage in hedging activities.

RECENT DEVELOPMENTS

Wellbutrin Once Daily

        On October 26, 2001, we entered into a development and co-promotion agreement with GSK for bupropion HCl. Under the terms of the agreement, we licensed to GSK a novel controlled release, once-daily formulation of bupropion HCl ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed by GSK for the treatment of depression as Wellbutrin and for smoking cessation as Zyban, is currently sold in sustained-release ("SR"), twice daily, and immediate release, four-times daily, dosage formats. Under the terms of the Wellbutrin Once Daily agreement, we will collaborate with GSK to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once Daily. Together with GSK, we intend to file a NDA for Wellbutrin Once Daily with the FDA during mid-2002. When and if FDA approval is received, we will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once Daily. Together with GSK, we will co-promote Wellbutrin SR and we will have the option to co-promote Wellbutrin Once Daily when and if FDA approval is received in the United States.

Zovirax® products

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights for prescription strength Zovirax® Ointment and, upon FDA approval, Zovirax® Cream for the United States and Puerto Rico. Zovirax® is indicated for the treatment of herpes. We paid GSK $133 million on January 2, 2002 for the distribution rights to the Zovirax® products until December 31, 2011. In the event of the termination of the Wellbutrin Once Daily development agreement by either party, we would be required to pay GSK additional payments of $22 million per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99 million, and for calendar years 2007 through 2011 we would be required to pay GSK additional payments based upon a percentage of our gross sales of the Zovirax® products during the immediately preceding calendar year.

        GSK will manufacture and supply Zovirax® Ointment, and Zovirax® Cream upon FDA approval, to us. We began promotional efforts related to Zovirax® Ointment in January 2002 and we intend to launch Zovirax® Cream when and if FDA approval is received. In order to gain FDA approval for Zovirax® Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV marketing study for Zovirax® Cream.

FIBROSTAT

        On January 4, 2002, we invested approximately $2.5 million in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT in the United States. FIBROSTAT is a topical therapeutic for scar management. We will pay aggregate fees of approximately $5.1 million to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. We will pay Procyon a licensing fee of approximately $3.1 million and royalties upon approval and commercialization of FIBROSTAT in the United States.

Teveten

        On March 18, 2002, we announced that we had acquired from Solvay Pharmaceuticals Marketing and Licensing AG ("Solvay") the exclusive marketing rights for Teveten and Teveten HCT in the United States. Teveten is an angiotensin-II receptor blocker ("ARB") and Teveten HCT is a combination formulation containing hydrochlorothiazide (collectively "Teveten"). Teveten is prescribed for the treatment of hypertension and is indicated for use either alone or in conjunction with other anti-hypertensive medications. The purchase price for Teveten was $94 million in cash and we will pay royalties to Solvay based upon a percentage of the net sales of Teveten in the United States. Under the terms of the agreement, Solvay will manufacture and supply Teveten to us, and will assist us in qualifying a site to enable us to manufacture Teveten for distribution in the United States. Solvay will pay us a marketing allowance, of $2,500,000 per quarter for each calendar quarter during 2002 and 2003, to compensate us for the re-launch and marketing of Teveten in the United States.

Ethypharm S.A.

        On April 15, 2002, we announced that we have entered into multiple agreements with Ethypharm S.A. ("Ethypharm") whereby we have acquired a 15% equity interest in Ethypharm and the right to license six ongoing product development programs for marketing in North America. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

        We invested approximately $65 million to acquire 15% of the issued and outstanding shares of Ethypharm. We have an option to purchase up to an additional 5% interest in Ethypharm at the same price for a specified period and another 5% interest over a three-year period at predetermined prices. This strategic investment will help finance Ethypharm's growth strategies and gives us access to complementary drug delivery technologies, a strong intellectual property position and access to the pipeline products, several of which are in late stages of development.

        We have licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61 million in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Ethypharm is committed to accelerate the developmental activities of the six licensed products through completion of Phase III clinical trials and to support the technology transfer required to allow us to efficiently and economically optimize the use of the Ethypharm technology in the manufacture and marketing of each product.

ACQUISITIONS

Year ended December 31, 2000

Intelligent Polymers Limited

        On December 29, 2000, we completed the acquisition of Intelligent Polymers Limited ("Intelligent Polymers") for total consideration of $204.9 million. Intelligent Polymers was formed in July 1997 to fund the development of once-daily, controlled release branded generic products for chronic disease states, such as anxiety, depression, pain management, and diabetes. Prior to September 29, 2000, we were developing the products on behalf of Intelligent Polymers pursuant to a development and license agreement.

        In 2000, as a result of the acquisition of Intelligent Polymers we recorded a charge for acquired research and development of $208.4 million, as required under GAAP. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses other than for the therapeutic indications for which they were being developed. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits from the products unless regulatory approval is obtained.

        We are continuing the development programs for the various products previously being developed for Intelligent Polymers. Two of these developmental programs are now in Phase III clinical trials (tramadol and buspirone), and another (bupropion) has been licensed to GSK.

        In December 1999, we had exercised our option to acquire from Intelligent Polymers the rights to the generic version of Procardia XL, which we had developed on their behalf, for $25 million. As required under GAAP, the right to Procardia XL was written-off as acquired research and development in 1999 since at the time of acquisition the product had not received regulatory approval from the FDA, and had no known alternative future use.

Cardizem®

        On December 28, 2000, we acquired the North American rights to Cardizem® from Aventis. Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We paid Aventis total consideration of $409.5 million, of which $239.5 million was paid at closing. The remaining $170 million was paid equally over the four quarters of 2001, and was appropriately discounted for valuation purposes. We intend to capitalize on the competitive advantage of the Cardizem® brand name by attaching it to our improved once-daily diltiazem product, Cardizem® XL.

DJ Pharma

        On October 6, 2000, we acquired DJ Pharma, a pharmaceutical sales and marketing company with approximately 300 sales representatives located in the United States. The purchase price was $165.1 million including costs of acquisition, plus the assumption of $34.2 million of debt. We accounted for the acquisition of DJ Pharma under the purchase method. The assets, liabilities, revenue and expenses of DJ Pharma have been included in our consolidated financial statements since the date of acquisition.

        As a result of this acquisition, we obtained the rights to DJ Pharma's portfolio of products, as well as a trained workforce and infrastructure. The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company because, prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. The acquisition of DJ Pharma dramatically enhances the value of our product pipeline through our ability to now market directly to physicians, and provides an infrastructure upon which we intend to grow to meet our increasing portfolio of products.

Year ended December 31, 1999

Fuisz Technologies Ltd.

        On November 12, 1999, we acquired Fuisz Technologies Ltd. ("Fuisz") in order to expand our available drug delivery technologies to include taste masking, rapid dissolve and enhanced absorption, which we are applying in the development of FlashDose® versions of several oral dosage, controlled release branded products. The total consideration paid for Fuisz consisted of $75.6 million in cash and common shares valued at $88.2 million. In addition, we incurred costs related to the acquisition of $7.3 million in 1999, and an additional $17.2 million in 2000. We accounted for the acquisition of Fuisz as a step acquisition under the purchase method of accounting. Certain operations of Fuisz were not considered strategic to our business plans, and accordingly were sold. We did not recognize any gain or loss on those transactions, because those operations were included at fair value in the purchase price allocation on November 12, 1999.

        In our 1999 consolidated financial statements, we recognized a $58.4 million equity loss reflecting our 49% interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control, which included a $56.8 million charge for acquired research and development. The assets, liabilities, revenue and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

        Under GAAP, the acquisition of Fuisz resulted in a total charge of $137.5 million for acquired research and development. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses other than for the therapeutic indications for which they were being developed. At the date of acquisition, none of the products had received regulatory approval. Since pharmaceutical products cannot be marketed without regulatory approvals, we would not receive any benefits from the products unless regulatory approval was obtained.

        In 2000, one of the products under development at the acquisition date received approvals for marketing in the United Kingdom and Australia. The product, a FlashDose® form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz drug delivery technology. Subsequently, we terminated substantially all of the developmental projects Fuisz had been working on and re-directed the developmental efforts to formulating a specific number of FlashDose® products targeting our therapeutic areas of focus. These new programs utilize some or all of the Fuisz drug delivery technologies.

RESULTS OF OPERATIONS

        Total revenue in 2001 was $583.3 million, an increase of $274.1 million or 89% from $309.2 million in 2000, which was $136.7 million or 79% higher than 1999 total revenue of $172.5 million. Net income in 2001 was $87.4 million, or diluted earnings per share of $0.58, compared to net losses in 2000 and 1999 of $148.0 million and $110.0 million, or diluted losses per share of $1.16 and $1.07, respectively.

        We utilize a measure of net income and diluted earnings per share on a basis that excludes certain charges. This measure is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. We have consistently applied this measure when discussing earnings or earnings guidance and will continue to do so going forward. This measure is provided to assist our investors in assessing our operating performance. We believe that most of our investors prefer to analyze our results based on this measure as it is consistent with industry practice. The charges were excluded because they were considered to be of a non-operational nature in the applicable year. The excluded charges are also disclosed to give investors the ability to further analyze our results. Investors should consider this non-GAAP measure in the context of our U.S. GAAP results. The following table reconciles, for each year indicated, our net income (loss) in accordance with U.S. GAAP to our net income excluding certain charges, and displays our diluted earnings per share excluding certain charges.

	Years Ended December 31
In 000s, except per share data
	2001	2000	1999
Net income (loss)	$87,448	$(147,976)	$(109,978)
Write-down of assets	80,482	—	—
Debt conversion premiums	34,923	—	—
Accrued research and development	—	208,424	105,689
Extraordinary item	—	20,039	—
Cumulative effect of change in accounting principle	—	43,500	—
Equity loss	—	—	58,399
Net gain on disposal of long-term investments	—	—	(1,948)

Net income excluding certain charges	$202,853	$123,987	$52,162

Diluted earnings per share excluding certain charges	$1.35	$0.86	$0.48

        Net income excluding certain charges was $202.9 million, $124.0 million and $52.2 million in 2001, 2000 and 1999, respectively. Diluted earnings per share excluding certain charges were $1.35, $0.86 and $0.48 in 2001, 2000 and 1999, respectively. Net income and diluted earnings per share excluding certain charges increased by 64% and 57%, respectively for 2001 compared to 2000, and by 138% and 79%, respectively for 2000 compared to 1999. For 2001, the charges excluded consist of a write-down of assets of $80.5 million primarily related to the Keftab and Dura-Vent product rights, and debt conversion premiums of $34.9 million related to the surrender and redemption of our Debentures. For 2000, the charges excluded consist of $208.4 million for acquired research and development, arising from the acquisition of Intelligent Polymers, $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"), and $43.5 million for the cumulative effect of the adoption of the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). For 1999, the charges excluded consist of $105.7 million for acquired research and development, arising from the acquisition of Fuisz and the purchase of Procardia XL from Intelligent Polymers, an equity loss in Fuisz of $58.4 million, and a net gain on the disposal of long-term investments of $1.9 million.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, the co-promotion of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees and direct marketing in Canada and the United States of proprietary and in-licensed products. Research and development revenue relates to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year.

	Years Ended December 31						Percentage Change
	2001		2000		1999
							2000 to 2001	1999 to 2000
	$000s	%	$000s	%	$000s	%
Product sales	537,138	92	224,996	72	99,526	58	139%	126%
Research and development	14,596	3	66,834	22	48,232	28	(78%)	39%
Royalty and licensing	31,529	5	17,340	6	24,706	14	82%	(30%)

Total revenue	583,263	100	309,170	100	172,464	100	89%	79%

Product sales

        In 2001, product sales were $537.1 million, compared to $225.0 million in 2000 and $99.5 million in 1999. Product sales comprised 92% of total revenue in 2001, compared to 72% in 2000 and 58% in 1999.

        Product sales increased by 139% in 2001 compared to 2000 primarily due to the addition of Cardizem® and DJ Pharma's product portfolio. Excluding Cardizem® and DJ Pharma's product portfolio, we experienced organic revenue growth from product sales in excess of 50%. This growth primarily came from a higher contribution from generic products, reflecting the 2001 launch of Procardia XL 30 mg, and the late 2000 launches of Procardia XL 60 mg and Adalat CC 60 mg Our generic products are sold through our marketing partner, Teva Pharmaceuticals USA, Inc. ("Teva"). In total, sales of our generic products in 2001 were nearly double those in 2000, and represented approximately 30% of product sales in 2001 compared to approximately 40% in 2000. Sales of Tiazac® increased by approximately 10% in 2001 compared to 2000, but declined as a percentage of product sales to approximately 20% in 2001 compared to approximately 40% in 2000.

        Our product sales and gross margins for 2001 were adversely impacted by lost sales and costs associated with the voluntary recall of Keftab tablets, which was initiated by Eli Lilly & Company ("Eli Lilly") on March 7, 2001, because of undefined problems Eli Lilly had with the product's stability. Eli Lilly manufactured and supplied the product to BPI for marketing in the United States.

        Product sales increased by 126% in 2000 compared to 1999 due to the combination of further market penetration of Tiazac®, several successful generic product launches, and the incremental revenue from DJ Pharma's product portfolio. Excluding DJ Pharma's product portfolio, we experienced organic growth from product sales in excess of 90%. The growth in our generic product sales was primarily from a combination of products launched in 1999, including Cardizem® CD, Trental and Verelan, and the early 2000 launches of Voltaren XR and Adalat CC 30 mg ("Adalat"). Sales of Tiazac® increased by approximately 20% in 2000 compared to 1999, and sales of generic products increased by approximately 250% in 2000 compared to 1999.

Research and development

        Research and development revenue was $14.6 million in 2001, compared to $66.8 million in 2000 and $48.2 million in 1999. Research and development activities comprised 3% of total revenue in 2001, compared to 22% in 2000 and 28% in 1999.

        Research and development revenue declined by 78% in 2001 compared to 2000, reflecting that after September 29, 2000 we did not earn any revenue from Intelligent Polymers. Research and development revenue increased by 39% in 2000 compared to 1999, reflecting expanded services rendered to Intelligent Polymers in 2000 as certain of the products under development advanced from the formulation development stage to scale-up, and into clinical trials. We earned revenue of $52.9 million from Intelligent Polymers for the period ended September 29, 2000 and $29.0 million in 1999.

        In the ordinary course of business we enter into research and development arrangements with third parties whereby we provide contract research, formulation development and other services to those third parties. We are typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these.

        In the years presented, the remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation. In addition, in 2001 we earned the final $2 million milestone payment from H. Lundbeck A/S for the development of a controlled release formulation of the anti-depressant citalopram, and in 1999 we earned $4.8 million from Teva related to the development of certain generic controlled release products.

Royalty and licensing

        Royalty and licensing activities generated revenue of $31.5 million $17.3 million and $24.7 million in 2001, 2000 and 1999, respectively. Royalty and licensing revenue comprised 5%, 6% and 14% of total revenue in 2001, 2000 and 1999, respectively.

        Royalty and licensing revenue increased by 82% in 2001 compared to 2000, and declined by 30% in 2000 compared to 1999. The increase in royalty and licensing revenue in 2001 compared to 2000 reflected higher Tiazac® sales by our marketing partner Forest Laboratories Inc., and the inclusion of a royalty associated with sales of generic versions of Cardizem® by third parties. The decline in royalty and licensing revenue in 2000 compared to 1999 was due to reduced licensing activity as we began our strategy to direct market our branded products through our sales and marketing operations.

OPERATING EXPENSES

        The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year. Prior to 2001, we included amortization expense as a component of cost of goods sold, research and development expenses and selling, general and administrative expenses. In 2001, amortization increased substantially due to recent additions to intangible assets and acquisitions of businesses, and consequently we decided to present amortization as an individual line item within operating expenses.

	Years Ended December 31						Percentage Change
	2001		2000		1999
							2000 to 2001	1999 to 2000
	$000s	%	$000s	%	$000s	%
Cost of goods sold	125,995	21	67,980	22	35,027	20	85%	94%
Research and development	51,017	9	51,709	17	32,954	19	(1%)	57%
Selling, general and administrative	110,100	19	51,857	17	36,165	21	112%	43%
Amortization	44,513	8	7,232	2	2,789	2	516%	159%

Total expenses	331,625	57	178,778	58	106,935	62	85%	67%

Cost of goods sold and gross margins

        Cost of goods sold was $126.0 million in 2001, compared to $68.0 million in 2000 and $35.0 million in 1999, reflecting increases of 85% from 2000 to 2001, and 94% from 1999 to 2000. Cost of goods sold includes royalties on product sales payable to third party licensors that owned and/or developed the products. The year over year increases were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of existing products.

        Gross margins based on product sales in 2001, 2000 and 1999 were 77%, 70% and 65%, respectively. Our gross margins were impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The increase in gross margin in 2001 compared to 2000 reflected the impact of the higher margin earned on Cardizem®, while the increase in gross margin in 2000 compared to 1999 reflected the significantly higher proportion of generic products relative to Tiazac® in the overall mix in 2000 compared to 1999, as generic products contributed higher margins than Tiazac®.

Research and development

        Research and development expenses were $51.0 million in 2001, compared to $51.7 million in 2000 and $33.0 million in 1999. As a percentage of total revenue, research and development costs declined to 9% in 2001 from 17% in 2000 and 19% in 1999. Research and development expenses reflect direct spending on the development of branded generic and generic products, and on rapid dissolve products utilizing our FlashDose® technology.

        Although research and development expenses declined as a percentage of revenue in 2001, we are committed to continuing to devote the necessary resources towards our product pipeline. Our pipeline is progressing well as evidenced by our filing of three NDAs and three ANDAs for approval by the FDA, as well as a number of submissions to the TPD in Canada, since January 2001. In addition, Phase III clinical trials on once-daily branded generic versions of tramadol, indicated for the treatment of chronic pain, and buspirone, indicated for the treatment of generalized anxiety disorders, are ongoing. Research and development expenses in 2000 and 1999 included the costs associated with the development of branded generic products on behalf of Intelligent Polymers. The cost of providing those services to Intelligent Polymers was $35.2 million and $19.8 million in 2000 and 1999, respectively.

        In the ordinary course of business, we enter into research and development arrangements with third parties to provide formulation and other services for our products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments, or royalty payments from the future sale of the products under development, or some combination of these.

        During 2001, we entered into arrangements with unrelated third party formulating and product development companies. These arrangements target our therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, we will supply access to our technology for the formulation and development of the product(s). In some cases, we have an ownership interest or an option to take an ownership position in the developer. In no case are we responsible for any of the developers' third party liabilities, nor have we guaranteed any debts, nor are we required under any circumstances to exercise any of our options.

Selling, general and administrative

        Selling, general and administrative expenses were $110.1 million, $51.9 million and $36.2 million in 2001, 2000 and 1999, respectively. Selling, general and administrative expenses were 19% of total revenue in 2001, compared to 17% in 2000 and 21% in 1999. The 112% increase in selling, general and administrative expenses in 2001 compared to 2000 was mainly due to the inclusion of BPI's sales and marketing operation in our results for the full year. In addition, with the acquisition of Cardizem® the level of sales and marketing activity has increased at both BPI and BPC. In particular, BPI began preparing for an expansion of its sales force in the fourth quarter of 2001 in anticipation of the launch of Cardizem® XL in the second half of 2002. The 43% increase in selling, general and administrative expenses in 2000 compared to 1999 was mainly due to the acquisitions of DJ Pharma and Fuisz.

        In December 2000, we entered into an agreement with Aventis to dismiss our lawsuit against them. Our lawsuit, which we initiated in 1998, alleged interference with our ability to market products that would compete with Cardizem® CD in the United States and Canada. Under the terms of the agreement, Aventis reimbursed us for expenses we incurred during 2000 in pursuing the litigation, and for other related expenses. A portion of these costs was included in selling, general and administrative expenses in the first three quarters of 2000. Accordingly, in the fourth quarter of 2000, we recorded the pertinent share of this reimbursement as a reduction to selling, general and administrative expenses. We did not record any amount in excess of the expenses we had directly incurred during 2000 related to this matter, nor did we receive any reimbursement for costs incurred during 1999.

Amortization

        Amortization expense was $44.5 million, $7.2 million and $2.8 million in 2001, 2000 and 1999, respectively. Amortization expense was 8% of total revenue in 2001 compared to 2% in 2000 and 1999.

        The substantial increase in amortization expense between 2001 and 2000 reflected the amortization of product rights and goodwill associated with the acquisition of DJ Pharma, and the amortization of the Cardizem® brand name. In addition, amortization expense for 2001 includes the amortization of the exclusive marketing rights to Adalat acquired from Elan Corporation, plc ("Elan") in December 2000. In comparison, in the first nine months of 2000 we recorded revenue from Adalat product sales net of royalties paid to Elan. The increase in amortization expense between 2000 and 1999 reflected the amortization of the acquired technology and goodwill associated with the acquisition of Fuisz, and amortization associated with DJ Pharma from the date of acquisition.

Write-down of assets

        In 2001, we recorded an $80.5 million non-cash charge primarily related to the write-down of the Keftab and Dura-Vent product rights associated with the acquisition of DJ Pharma.

        At December 31, 2001, Eli Lilly had yet to resolve the manufacturing problems associated with Keftab. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, we determined that the Keftab product right had been permanently impaired and should be written-down to its estimated recoverable value of $10 million. We recorded a related non-cash charge of $54.6 million.

        We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall. In this regard, we have commenced a legal action against Eli Lilly in which we are seeking substantial damages as a result of Eli Lilly's voluntary recall of Keftab. We have not recorded any contingent amounts related to this action because we cannot ascertain what the outcome of this action will be.

        In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, we experienced supply interruptions resulting from manufacturing issues associated with our remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to us by a third party. These supply interruptions caused our revenues and gross margins for the remaining Dura-Vent products to significantly deteriorate. We evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written-off. We recorded a related non-cash charge of $19.0 million.

        We recorded other write-downs of assets of $6.9 million primarily related to an intangible asset associated with the acquisition of Intelligent Polymers and our investment in Hemispherx Biopharma, Inc.

Acquired research and development

        In 2000, we incurred a one-time charge for acquired research and development of $208.4 million as a result of our acquisition of Intelligent Polymers. In 1999, as a result of our acquisition of Fuisz, we incurred a one-time charge for acquired research and development of $137.5 million of which $56.8 million was included in the equity loss, and we expensed the $25 million paid to Intelligent Polymers for Procardia XL. Under GAAP, acquired research and development having no known alternative future use must be written-off at the time of acquisition.

OPERATING INCOME AND LOSS

        Operating income was $171.2 million in 2001 compared to operating losses of $78.0 million and $40.2 million in 2000 and 1999, respectively. Operating income, excluding write-down of assets and acquired research and development, in 2001 was $251.6 million, an increase of $121.2 million or 93% from $130.4 million in 2000, which was $64.9 million or 99% higher than $65.5 million in 1999. As a percentage of total revenue, operating income, excluding write-down of assets and acquired research and development, increased to 43% in 2001 from 42% in 2000 and 38% in 1999. The increase was primarily due to a higher proportion of product sales, partially offset by incremental amortization related to those product sales.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $2.7 million, $23.7 million and $5.4 million in 2001, 2000 and 1999, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities. Higher interest income in 2000 reflected a larger average investment portfolio following our concurrent offering of common shares and Debentures in March 2000, and prior to our acquisitions of Intelligent Polymers, Cardizem® and DJ Pharma.

        Interest expense was $36.2 million, $20.7 million and $14.6 million in 2001, 2000 and 1999, respectively. Prior to March 2000, interest expense was primarily related to our Senior Notes. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and Debentures and, accordingly, interest expense from this time related to the Debentures until their surrender and redemption during the second half of 2001. In addition, interest expense in 2001 reflected interest on advances under our credit facility, and the amortization of the discounts on the Cardizem® and Adalat obligations. The non-cash amortization of these discounts amounted to $11.0 million.

Debt conversion premiums

        In 2001, we recorded a debt conversion premium of $23.7 million, which represented the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures, upon the surrender of $173.8 million aggregate principal amount of our outstanding Debentures.

        We recorded an additional debt conversion premium of $11.2 million, which represented the additional "make-whole" interest payment, on the remaining $126.1 million aggregate principal amount of our outstanding Debentures, which had been called for redemption.

Gain on disposal of long-term investments

        In 1999, we disposed of certain long-term investments, which we had acquired in 1998, for a net gain of $1.9 million.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $15.3 million, $9.4 million and $4.2 million in 2001, 2000 and 1999, respectively. The low effective tax rate was primarily due to most of our income being derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. Following our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations predominately earn income in the United States.

Extraordinary item

        In 2000, the total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The extraordinary item reported in 2000 includes the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

Cumulative effect of change in accounting principle

        Effective January 1, 2000, we adopted SAB 101 and, accordingly, we changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43.5 million. The related deferred revenue recognized in 2001 and 2000 was $6.3 million and $9.3 million, respectively.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We utilize a measure of EBITDA that excludes write-down of assets, acquired research and development, debt conversion premiums, equity loss, net gains, extraordinary item and cumulative effect of change in accounting principle. The charges were excluded because they were considered to be of a non-operational nature in the applicable year. We disclose this measure of EBITDA to give investors an indication of our ability to meet debt service and capital expenditure requirements.

	Years Ended December 31
In 000s
	2001	2000	1999
Net income (loss)	$87,448	$(147,976)	$(109,978)
Net interest (income) expense	33,500	(2,955)	9,152
Provision for income taxes	15,285	9,360	4,215
Depreciation and amortization	55,287	20,988	8,187

EBITDA	191,520	(120,583)	(88,424)

Write-down of assets	80,482	—	—
Debt conversion premiums	34,923	—	—
Acquired research and development	—	208,424	105,689
Extraordinary item	—	20,039	—
Cumulative effect of change in accounting principle	—	43,500	—
Equity loss	—	—	58,399
Net gain on disposal of long-term investments	—	—	(1,948)

EBITDA excluding certain charges	$306,925	$151,380	$73,716

        EBITDA, excluding certain charges, was $306.9 million, $151.4 million, and $73.7 million in 2001, 2000 and 1999, respectively. As a percentage of total revenue, EBITDA, excluding certain charges, increased to 53% in 2001 from 49% in 2000 and 43% in 1999.

        We disclose the ratio of EBITDA, excluding certain charges, compared to interest expense because we believe it is a useful indication of our ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA, excluding certain charges, to interest expense was 8.5 times, 7.3 times and 5.1 times for 2001, 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2001, we had cash and cash equivalents of $434.9 million compared to $125.1 million at December 31, 2000.

        Cash provided by operating activities was $284.1 million in 2001 compared to $102.5 million and $52.0 million in 2000 and 1999, respectively. Net income, after adjustments for items not involving cash, was $262.8 million in 2001 compared to $149.7 million and $43.7 million in 2000 and 1999, respectively. Net changes in non-cash operating items provided cash of $21.3 million in 2001, mainly comprised of increases in accrued liabilities and income taxes payable offset by an increase in inventories, and $8.3 million in 1999, mainly comprised of increases in accounts payable and accrued liabilities offset by an increase in accounts receivable. Net changes in non-cash operating items used cash of $47.2 million in 2000, mainly comprised of an increase in accounts receivable and decreases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $57.7 million, $582.3 million and $107.5 million in 2001, 2000 and 1999, respectively. Additions to property, plant and equipment were $44.4 million, $15.8 million and $7.8 million in 2001, 2000 and 1999, respectively, and primarily related to the expansion of our manufacturing facilities. In 2001, we settled $4.0 million of acquisition costs related to Cardizem® and acquired other intangible assets for $23.4 million, offset by $15 million recovered as a reduction to the minimum license payments otherwise payable under the Adalat marketing rights agreement. In 2000, we acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million, and we acquired product rights for $13.3 million in 1999. Cash expended on long-term investments was $0.9 million and $2.5 million in 2001 and 2000, respectively, and cash received on the disposal of long-term investments was $12.0 million in 1999. Business acquisitions, net of cash acquired, totaled $622.1 million in 2000 consisting of $239.7 million for Cardizem®, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma, and $17.2 million of additional consideration paid for Fuisz, compared to $43.7 million in 1999 which was entirely related to Fuisz. The net activity in short-term investments provided cash of $65.9 million in 2000, and used cash of $54.7 million in 1999. In 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

        Net cash provided by financing activities was $83.6 million, $427.1 million and $155.0 million in 2001, 2000 and 1999, respectively. Net proceeds from our equity offerings in November 2001, March 2000 and October 1999 were $560.0 million, $95.3 million and $246.1 million, respectively. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $29.2 million, $14.3 million and $7.6 million in 2001, 2000 and 1999, respectively. We repurchased common shares on the open market, under our share repurchase programs, for $120.0 million and $30.6 million in 2001 and 1999, respectively. In 2001, we made loans in an aggregate amount of $10.0 million to certain executive officers under our Executive Stock Purchase Plan ("ESPP") and received repayments of ESPP loans of $3.1 million in 1999. We received proceeds of $29.1 million and $6.0 million on the exercise of warrants in 2001 and 2000, respectively. We collected $2.3 million and $4.0 million of the warrant subscription receivable in 2000 and 1999, respectively. We made net repayments of $210 million under our credit facility in 2001, and paid additional financing costs of $1.3 million related to the increase in the credit facility from $300 million to $400 million. In 2000, we borrowed $210 million from our credit facility, and paid $3 million in arrangement fees. In 2001, we repaid $193.4 million of other long-term obligations, including the four quarterly Cardizem® obligation instalments of $42.5 million each, and $22.9 million of the Adalat obligation. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 1999, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $75.2 million. In 2000, we received net proceeds of $288.8 million from the issue of Debentures, and repurchased our Senior Notes for $141.0 million.

        Overall, our cash and cash equivalents increased by $309.7 million and $99.8 million in 2001 and 1999, respectively, and decreased by $52.9 million in 2000.

        In 2001, non-cash investing and financing activities included the issuance of common shares valued at $314.3 million on the surrender and redemption of Debentures. In 2000, non-cash investing and financing activities included the $161.8 million discounted obligation assumed on the acquisition of Cardizem®, $4.0 million of accrued Cardizem® acquisition costs, and the $58.1 million discounted obligation in connection with the acquisition of the Adalat marketing rights. In 1999, non-cash investing and financing activities consisted of the issuance of common shares valued at $88.2 million on the acquisition of Fuisz.

Obligations and other matters

        In June 2001, our revolving term credit facility was successfully syndicated and was increased from $300 million to $400 million. In November 2001 we negotiated an extension of the credit facility and an improvement in the terms related to certain covenants. At December 31, 2001, we were in compliance with all financial and non-financial covenants associated with the credit facility.

        In November 2001, Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., ("S&P") raised our corporate credit rating to BB from BB-. On March 25, 2002, S&P raised our corporate credit rating to BB+ from BB.

        At December 31, 2001, we had total long-term obligations of $46.2 million, including the current portion thereof, which consisted of the remaining $38.6 million Adalat obligation and $7.5 million of deferred compensation.

        During 2001, we entered into privately negotiated agreements with certain holders of our outstanding Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173.8 million aggregate principal amount of outstanding Debentures. Following the surrender of Debentures, $126.1 million aggregate principal amount of Debentures remained outstanding. In October 2001, we announced our intention to exercise our option to redeem the remaining Debentures under the terms of the special redemption provisions of the indenture governing the Debentures. Substantially all of the remaining Debentures were converted into 4,154,564 of our common shares prior to the redemption date.

        During 2001, we entered into privately negotiated agreements with certain holders of our outstanding warrants. Those agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, we paid such warrant holders less than a 5% inducement, approximately equal to our cost of borrowing, per warrant exercised. In aggregate, we received proceeds of $28.8 million net of the inducement cost of $1.5 million.

        In September 2001, we implemented a common share repurchase program pursuant to which we were able to repurchase up to $120 million of our issued and outstanding common shares. In aggregate, 2,871,200 common shares were repurchased under this program, through open market transactions on the New York Stock Exchange ("NYSE"), at an average purchase price of $41.79 for total consideration of $120.0 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105.6 million was charged to the deficit.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the SEC under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In November 2001, we issued 12,500,000 common shares for gross proceeds of $587.5 million under our base shelf prospectus.

        In February 2002, by resolution of the Board of Directors we implemented a common share repurchase program pursuant to which we are able to repurchase up to 5% or approximately 7,850,000 of our issued and outstanding common shares. To April 17, 2002, an aggregate 5,657,100 common shares had been repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $46.01 for total consideration of $260.3 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $209.7 million was charged to the deficit.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes under our base shelf prospectus. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%.

        At any time on or after April 1, 2006, we may redeem all or any of the Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $512.5 million available under our base shelf prospectus to offer at our discretion.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

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

Interest rate risk

        The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis- point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

        We are exposed to interest rate risk on borrowings from our credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

        The interest rate on our Notes is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our Adalat long-term obligation is fixed and therefore not subject to interest rate risk.

Equity market price risk

        We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our consolidated results of operations, financial position, or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

        We will adopt SFAS No. 142 as of January 1, 2002 as required. We will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of SFAS No. 142 is to be reported as resulting from a change in accounting principle.

        In accordance with SFAS No. 142, we are in the process of: (a) assessing the useful lives of our intangible assets, including identifying any intangible assets with indefinite lives; (b) identifying intangible assets that do not meet the criteria for recognition apart from goodwill that will be reclassified to goodwill, and intangible assets that meet the criteria for recognition apart from goodwill but have been aggregated with goodwill that will be reclassified and reported separately from goodwill; and (c) determining the cumulative effect of the change in accounting principle as of January 1, 2002.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". We expect to adopt SFAS No. 144 as of January 1, 2002 and have not determined the effect, if any, the adoption of SFAS No. 144 will have on our financial position and results of operations.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles

(expressed in U.S. dollars)

OVERVIEW

        In 2001, we experienced continued financial growth and made significant progress in the development of highly promising new medications. This performance is indicative of our ongoing evolution into a leading marketer and developer of pharmaceutical products utilizing advanced proprietary drug delivery technologies.

        Our results reflected the impact of the strategic business acquisitions completed during 2000, and the rapid integration of these acquisitions into our existing organization in 2001 with the goal to maximize their contribution. Most notably the increase in our revenue reflected the addition of the Cardizem® product line ("Cardizem®"), which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"), and DJ Pharma, Inc.'s ("DJ Pharma") portfolio of products acquired in October 2000. Cardizem® is being marketed in Canada through Biovail Pharmaceuticals Canada ("BPC"), formerly known as Crystaal, and in the United States through Biovail Pharmaceuticals, Inc. ("BPI"), formerly known as DJ Pharma.

        Our efforts in clinical programs and product development resulted in the filing of New Drug Applications ("NDA") for approval by the U.S. Food and Drug Administration ("FDA") for Cardizem® XL, a graded-release formulation of diltiazem, designed for night-time dosing, and FlashDose® formulations of the anti-depressant fluoxetine and the insomnia medication zolpidem. We also filed three Abbreviated New Drug Applications ("ANDA") for approval by the FDA for generic versions of Adalat CC 90 mg, Procardia XL 90 mg, and Tegretol 400 mg In Canada, we filed New Drug Submissions for the full range of dosage strengths for Cardizem® XL with the Therapeutic Products Programme ("TPP").

        The most significant event in 2001 in terms of business strategy was the conclusion of a multi-faceted agreement with GlaxoSmithKline plc ("GSK"). This agreement encompasses the collaborated final development and co-promotion of our novel controlled release, once-daily formulation of bupropion hydrochloride ("HCl"), the co-promotion of Wellbutrin SR, GSK's existing sustained-release, twice-daily formulation of bupropion HCl, and the acquisition of the exclusive promotion and distribution rights to GSK's Zovirax® topical products in the United States and Puerto Rico.

        As we begin 2002, we believe we are financially well positioned to execute our growth strategies following the syndication of our $400 million revolving term credit facility in June 2001, and the successful public offerings in November 2001 of common shares for proceeds of $587.5 million and in March 2002 of 7 7/8% Senior Subordinated Notes due on April 1, 2010 (the "Notes") for proceeds of $397.1 million. We also converted $300.0 million of our 6.75% Convertible Subordinated Preferred Equivalent Debentures (the "Debentures") into common shares, which significantly increased our equity base.

CRITICAL ACCOUNTING POLICIES

        We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis. Our critical accounting policies include the use of estimates, product recalls, returns, rebates and allowances and their impact on revenue recognition, the recording of research and development expenses, the useful lives of goodwill and intangible assets, and the realizability of future tax assets.

        In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Our actual results could differ from these estimates. Significant estimates made by us include the calculation of reserves for uncollectible accounts, product recalls, returns, rebates and allowances, useful lives of long-lived assets, including intangibles, and the realizability of future tax assets.

        We recognize product sales revenue when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for product recalls, returns, rebates and allowances. These provisions are established in the same period as the related product sales are recorded and are based on estimates of the proportion of product sales subject to recall, return, rebate or allowance. A significant change in these estimates could have a material impact on our results of operations.

        We expense research costs in the period in which they are incurred, and we expense development costs in the period in which they are incurred unless they meet the criteria for deferral. To December 2001, none of our development costs have met the criteria for deferral and, accordingly, have been expensed in the period in which they were incurred. Acquired research and development, and the cost of intangibles that we purchase from others for a particular research and development project, are deferred and amortized over their estimated useful lives, which range from five to fifteen years. We may pursue product or business acquisitions that could result in acquired research and development, the amortization of which could have a material impact on our results of operations.

        Our goodwill and intangible assets are stated at cost, less accumulated amortization computed using the straight-line method based on their estimated useful lives ranging from six to twenty years. Useful life is the period over which the item of goodwill and intangible assets is expected to contribute directly or indirectly to our future cash flows. We determine useful lives for goodwill and intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an item of goodwill and intangible assets resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. Effective with the adoption of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill and certain other of our intangible assets will no longer be amortized but will be subject to annual impairment tests (see Recent Accounting Pronouncements).

        We have recorded a valuation allowance on future tax assets primarily related to operating losses and tax credit carryforwards. We have assumed that these carryforwards are more likely than not to be unrealized based on estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or a change in the outlook for future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

CHANGES IN ACCOUNTING POLICIES

Revenue recognition

        Effective January 1, 1998, we adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, we changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. The related deferred revenue recognized in 2001 and 2000 was $6.3 million and $9.3 million, respectively.

Earnings per share

        Effective December 31, 2000, we adopted CICA Handbook Section 3500, "Earnings Per Share". Accordingly, basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. We applied the recommendations retroactively to restate all diluted earnings per share amounts in this Management's Discussion and Analysis, and in the audited consolidated financial statements.

RECENT DEVELOPMENTS

Wellbutrin Once Daily

        On October 26, 2001, we entered into a development and co-promotion agreement with GSK for bupropion HCl. Under the terms of the agreement, we licensed to GSK a novel controlled release, once-daily formulation of bupropion HCl ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed by GSK for the treatment of depression as Wellbutrin and for smoking cessation as Zyban, is currently sold in sustained-release ("SR"), twice daily, and immediate release, four-times daily, dosage formats. Under the terms of the Wellbutrin Once Daily agreement, we will collaborate with GSK to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once Daily. Together with GSK, we intend to file a NDA for Wellbutrin Once Daily with the FDA during mid-2002. When and if FDA approval is received, we will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once Daily. Together with GSK, we will co-promote Wellbutrin SR and we will have the option to co-promote Wellbutrin Once Daily when and if FDA approval is received in the United States.

Zovirax® products

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights for prescription strength Zovirax® Ointment and, upon FDA approval, Zovirax® Cream for the United States and Puerto Rico. Zovirax® is indicated for the treatment of herpes. We paid GSK $133 million on January 2, 2002 for the distribution rights to the Zovirax® products until December 31, 2011. In the event of the termination of the Wellbutrin Once Daily development agreement by either party, we would be required to pay GSK additional payments of $22 million per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99 million, and for calendar years 2007 through 2011 we would be required to pay GSK additional payments based upon a percentage of our gross sales of the Zovirax® products during the immediately preceding calendar year.

        GSK will manufacture and supply Zovirax® Ointment, and Zovirax® Cream upon FDA approval, to us. We began promotional efforts related to Zovirax® Ointment in January 2002 and we intend to launch Zovirax® Cream when and if FDA approval is received. In order to gain FDA approval for Zovirax® Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV marketing study for Zovirax® Cream.

FIBROSTAT

        On January 4, 2002, we invested approximately $2.5 million in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT in the United States. FIBROSTAT is a topical therapeutic for scar management. We will pay aggregate fees of approximately $5.1 million to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. We will pay Procyon a licensing fee of approximately $3.1 million and royalties upon approval and commercialization of FIBROSTAT in the United States.

Teveten

        On March 18, 2002, we announced that we had acquired from Solvay Pharmaceuticals Marketing and Licensing AG ("Solvay") the exclusive marketing rights for Teveten and Teveten HCT in the United States. Teveten is an angiotensin-II receptor blocker (ARB) and Teveten HCT is a combination formulation containing hydrochlorothiazide (collectively "Teveten"). Teveten is prescribed for the treatment of hypertension and is indicated for use either alone or in conjunction with other anti-hypertensive medications. The purchase price for Teveten was $94 million in cash and we will pay royalties to Solvay based upon a percentage of the net sales of Teveten in the United States. Under the terms of the agreement, Solvay will manufacture and supply Teveten to us, and will assist us in qualifying a site to enable us to manufacture Teveten for distribution in the United States. Solvay will pay us a marketing allowance, of $2,500,000 per quarter for each calendar quarter during 2002 and 2003, to compensate us for the re-launch and marketing of Teveten in the United States.

Ethypharm S.A.

        On April 15, 2002, we announced that we have entered into multiple agreements with Ethypharm S.A. ("Ethypharm") whereby we have acquired a 15% equity interest in Ethypharm and the right to license six ongoing product development programs for marketing in North America. We have also entered into a cross- license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

        We invested approximately $65 million to acquire 15% of the issued and outstanding shares of Ethypharm. We have an option to purchase up to an additional 5% interest in Ethypharm at the same price for a specified period and another 5% interest over a three-year period at predetermined prices. This strategic investment will help finance Ethypharm's growth strategies and gives us access to complementary drug delivery technologies, a strong intellectual property position and access to the pipeline products, several of which are in late stages of development.

        We have licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61 million in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Ethypharm is committed to accelerate the developmental activities of the six licensed products through completion of Phase III clinical trials and to support the technology transfer required to allow us to efficiently and economically optimize the use of the Ethypharm technology in the manufacture and marketing of each product.

ACQUISITIONS

Year ended December 31, 2000

Intelligent Polymers Limited

        On December 29, 2000, we completed the acquisition of Intelligent Polymers Limited ("Intelligent Polymers") for total consideration of $204.9 million. Intelligent Polymers was formed in July 1997 to fund the development of once-daily, controlled release branded generic products for chronic disease states, such as anxiety, depression, pain management, and diabetes. Prior to September 29, 2000, we were developing the products on behalf of Intelligent Polymers pursuant to a development and license agreement.

        In 2000, as a result of the acquisition of Intelligent Polymers we recorded acquired research and development of $208.4 million, which we are amortizing over its estimate useful life of five years. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses other than for the therapeutic indications for which they were being developed. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits from the products unless regulatory approval is obtained.

        We are continuing the development programs for the various products previously being developed for Intelligent Polymers. Two of these developmental programs are now in Phase III clinical trials (tramadol and buspirone), and another (bupropion) has been licensed to GSK.

        In December 1999, we had exercised our option to acquire from Intelligent Polymers the rights to the generic version of Procardia XL, which we had developed on their behalf, for $25 million. We capitalized the right to Procardia XL and are amortizing it over its estimated useful life of ten years.

Cardizem®

        On December 28, 2000, we acquired the North American rights to Cardizem® from Aventis. Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We paid Aventis total consideration of $409.5 million, of which $239.5 million was paid at closing. The remaining $170 million was paid equally over the four quarters of 2001, and was appropriately discounted for valuation purposes. We intend to capitalize on the competitive advantage of the Cardizem® brand name by attaching it to our improved once-daily diltiazem product, Cardizem® XL.

DJ Pharma

        On October 6, 2000, we acquired DJ Pharma, a pharmaceutical sales and marketing company with approximately 300 sales representatives located in the United States. The purchase price was $165.1 million including costs of acquisition, plus the assumption of $34.2 million of debt. We accounted for the acquisition of DJ Pharma under the purchase method. The assets, liabilities, revenue and expenses of DJ Pharma have been included in our consolidated financial statements since the date of acquisition.

        As a result of this acquisition, we obtained the rights to DJ Pharma's portfolio of products, as well as a trained workforce and infrastructure. The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company because, prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. The acquisition of DJ Pharma dramatically enhances the value of our product pipeline through our ability to now market directly to physicians, and provides an infrastructure upon which we intend to grow to meet our increasing portfolio of products.

Year ended December 31, 1999

Fuisz Technologies Ltd.

        On November 12, 1999, we acquired Fuisz Technologies Ltd. ("Fuisz") in order to expand our available drug delivery technologies to include taste masking, rapid dissolve and enhanced absorption, which we are applying in the development of FlashDose® versions of several oral dosage, controlled release branded products. The total consideration paid for Fuisz consisted of $75.6 million in cash and common shares valued at $96.0 million. In addition, we incurred costs related to the acquisition of $6.3 million in 1999, and an additional $9.8 million in 2000. We accounted for the acquisition of Fuisz as a step acquisition under the purchase method of accounting. Certain operations of Fuisz were not considered strategic to our business plans, and accordingly were sold. We did not recognize any gain or loss on those transactions, because those operations were included at fair value in the purchase price allocation on November 12, 1999.

        In our 1999 consolidated financial statements, we recognized a $1.6 million equity loss reflecting our 49% interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control. The assets, liabilities, revenue and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

        As a result of the acquisition of Fuisz we recorded acquired research and development of $137.5 million, which we are amortizing over its estimated useful life of fifteen years. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses other than for the therapeutic indications for which they were being developed. At the date of acquisition, none of the products had received regulatory approval. Since pharmaceutical products cannot be marketed without regulatory approvals, we would not receive any benefits from the products unless regulatory approval was obtained.

        In 2000, one of the products under development at the acquisition date received approvals for marketing in the United Kingdom and Australia. The product, a FlashDose® form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz drug delivery technology. Subsequently, we terminated substantially all of the developmental projects Fuisz had been working on and re-directed the developmental efforts to formulating a specific number of FlashDose® products targeting our therapeutic areas of focus. These new programs utilize some or all of the Fuisz drug delivery technologies.

RESULTS OF OPERATIONS

        Total revenue in 2001 was $583.3 million, an increase of $271.8 million or 87% from $311.5 million in 2000, which was $146.4 million or 89% higher than 1999 total revenue of $165.1 million. Net income attributable to common shareholders was $85.6 million, $81.2 million and $51.1 million in 2001, 2000 and 1999, respectively. Diluted earnings per share were $0.57 in 2001 and 2000, and $0.47 in 1999.

        We utilize a measure of net income attributable to common shareholders and diluted earnings per share on a basis that excludes certain charges. This measure is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing our operating performance. We believe that most of our investors prefer to analyze our results based on this measure as it is consistent with industry practice. The charges were excluded because they were considered to be of a non-operational nature in the applicable year. The excluded charges are also disclosed to give investors the ability to further analyze our results. Investors should consider this non-GAAP measure in the context of our Canadian GAAP results. The following table reconciles, for each year indicated, our net income attributable to common shareholders in accordance with

Canadian GAAP to our net income attributable to common shareholders excluding certain charges, and displays our diluted earnings per share excluding certain charges.

	Years Ended December 31
In 000s, except per share data
	2001	2000	1999
Net income attributable to common shareholders	$85,553	$81,163	$51,080
Write-down of assets (net of tax of $32,236)	48,246	—	—
Debt conversion premiums	10,001	—	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	20,039	—
Equity loss	—	—	1,618
Net gain on disposal of long-term investments	—	—	(1,948)

Net income attributable to common shareholders excluding certain charges	$143,800	$101,202	$50,750

Diluted earnings per share excluding certain charges	$0.95	$0.71	$0.47

        Net income attributable to common shareholders excluding certain charges was $143.8 million, $101.2 million and $50.8 million in 2001, 2000 and 1999, respectively. Diluted earnings per share excluding certain charges were $0.95, $0.71 and $0.47 in 2001, 2000 and 1999, respectively. Net income attributable to common shareholders and diluted earnings per share increased by 42% and 34%, respectively for 2001 compared to 2000, and by 99% and 51%, respectively for 2000 compared to 1999. For 2001, the charges excluded consist of a write-down of assets of $48.2 million, net of tax of $32.2 million, primarily related to the Keftab and Dura-Vent product rights, and debt conversion premiums of $10.0 million related to the surrender and redemption of our Debentures. For 2000, the charge excluded was the $20.0 million premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"). For 1999, the charges excluded consist of an equity loss in Fuisz of $1.6 million and a net gain on the disposal of long-term investments of $1.9 million.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, the co-promotion of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees and direct marketing in Canada and the United States of proprietary and in-licensed products. Research and development revenue relates to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year.

	Years Ended December 31						Percentage Change
	2001		2000		1999
							2000 to 2001	1999 to 2000
	$000s	%	$000s	%	$000s	%
Product sales	537,138	92	224,996	72	100,026	61	139%	125%
Research and development	14,596	3	69,121	22	54,860	33	(79%)	26%
Royalty and licensing	31,529	5	17,340	6	10,206	6	82%	70%

Total revenue	583,263	100	311,457	100	165,092	100	87%	89%

Product sales

        In 2001, product sales were $537.1 million, compared to $225.0 million in 2000 and $100.0 million in 1999. Product sales comprised 92% of total revenue in 2001, compared to 72% in 2000 and 61% in 1999.

        Product sales increased by 139% in 2001 compared to 2000 primarily due to the addition of Cardizem® and DJ Pharma's product portfolio. Excluding Cardizem® and DJ Pharma's product portfolio, we experienced organic revenue growth from product sales in excess of 50%. This growth primarily came from a higher contribution from generic products, reflecting the 2001 launch of Procardia XL 30 mg, and the late 2000 launches of Procardia XL 60 mg and Adalat CC 60 mg Our generic products are sold through our marketing partner, Teva Pharmaceuticals USA, Inc. ("Teva"). In total, sales of our generic products in 2001 were nearly double those in 2000, and represented approximately 30% of product sales in 2001 compared to approximately 40% in 2000. Sales of Tiazac® increased by approximately 10% in 2001 compared to 2000, but declined as a percentage of product sales to approximately 20% in 2001 compared to approximately 40% in 2000.

        Our product sales and gross margins for 2001 were adversely impacted by lost sales and costs associated with the voluntary recall of Keftab tablets, which was initiated by Eli Lilly & Company ("Eli Lilly") on March 7, 2001, because of undefined problems Eli Lilly had with the product's stability. Eli Lilly manufactured and supplied the product to BPI for marketing in the United States.

        Product sales increased by 125% in 2000 compared to 1999 due to the combination of further market penetration of Tiazac®, several successful generic product launches, and the incremental revenue from DJ Pharma's product portfolio. Excluding DJ Pharma's product portfolio, we experienced organic growth from product sales in excess of 90%. The growth in our generic product sales was primarily from a combination of products launched in 1999, including Cardizem® CD, Trental and Verelan, and the early 2000 launches of Voltaren XR and Adalat CC 30 mg ("Adalat"). Sales of Tiazac® increased by approximately 20% in 2000 compared to 1999, and sales of generic products increased by approximately 250% in 2000 compared to 1999.

Research and development

        Research and development revenue was $14.6 million in 2001, compared to $69.1 million in 2000 and $54.9 million in 1999. Research and development activities comprised 3% of total revenue in 2001, compared to 22% in 2000 and 33% in 1999.

        Research and development revenue declined by 79% in 2001 compared to 2000, reflecting that after September 29, 2000 we did not earn any revenue from Intelligent Polymers. Research and development revenue increased by 26% in 2000 compared to 1999, reflecting expanded services rendered to Intelligent Polymers in 2000 as certain of the products under development advanced from the formulation development stage to scale-up, and into clinical trials. We earned revenue of $55.2 million from Intelligent Polymers for the period ended September 29, 2000 and $34.1 million in 1999.

        In the ordinary course of business we enter into research and development arrangements with third parties whereby we provide contract research, formulation development and other services to those third parties. We are typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these.

        In the years presented, the remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation. In addition, in 2001 we earned the final $2 million milestone payment from H. Lundbeck A/S for the development of a controlled release formulation of the anti-depressant citalopram, and in 1999 we earned $4.8 million from Teva related to the development of certain generic controlled release products.

Royalty and licensing

        Royalty and licensing activities generated revenue of $31.5 million, $17.3 million and $10.2 million in 2001, 2000 and 1999, respectively. Royalty and licensing revenue comprised 5% of total revenue in 2001 compared to 6% in 2000 and 1999.

        Royalty and licensing revenue increased by 82% in 2001 compared to 2000, and by 70% in 2000 compared to 1999. The year over year increases in royalty and licensing revenue reflected higher Tiazac® sales by our marketing partner Forest Laboratories Inc. In addition, royalty and licensing revenue in 2001 included a royalty associated with sales of generic versions of Cardizem® by third parties.

OPERATING EXPENSES

        The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year. Prior to 2001, we included amortization expense as a component of cost of goods sold, research and development expenses and selling, general and administrative expenses. In 2001, amortization increased substantially due to recent additions to intangible assets and acquisitions of businesses, and consequently we decided to present amortization as an individual line item within operating expenses.

	Years Ended December 31						Percentage Change
	2001		2000		1999
							2000 to 2001	1999 to 2000
	$000s	%	$000s	%	$000s	%
Cost of goods sold	125,995	21	67,980	22	35,027	21	85%	94%
Research and development	51,017	9	51,709	17	32,954	20	(1%)	57%
Selling, general and administrative	111,362	19	59,317	19	28,950	18	88%	105%
Amortization	98,097	17	16,228	5	4,044	2	504%	301%

Total expenses	386,471	66	195,234	63	100,975	61	98%	93%

Cost of goods sold and gross margins

        Cost of goods sold was $126.0 million in 2001, compared to $68.0 million in 2000 and $35.0 million in 1999, reflecting increases of 85% from 2000 to 2001, and 94% from 1999 to 2000. Cost of goods sold includes royalties on product sales payable to third party licensors that owned and/or developed the products. The year over year increases were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of existing products.

        Gross margins based on product sales in 2001, 2000 and 1999 were 77%, 70% and 65%, respectively. Our gross margins were impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The increase in gross margin in 2001 compared to 2000 reflected the impact of the higher margin earned on Cardizem®, while the increase in gross margin in 2000 compared to 1999 reflected the significantly higher proportion of generic products relative to Tiazac® in the overall mix in 2000 compared to 1999, as generic products contributed higher margins than Tiazac®.

Research and development

        Research and development expenses were $51.0 million in 2001, compared to $51.7 million in 2000 and $33.0 million in 1999. As a percentage of total revenue, research and development costs declined to 9% in 2001 from 17% in 2000 and 20% in 1999. Research and development expenses reflect direct spending on the development of branded generic and generic products, and on rapid dissolve products utilizing our FlashDose® technology.

        Although research and development expenses declined as a percentage of revenue in 2001, we are committed to continuing to devote the necessary resources towards our product pipeline. Our pipeline is progressing well as evidenced by our filing of three NDAs and three ANDAs for approval by the FDA, as well as a number of submissions to the TPD in Canada, since January 2001. In addition, Phase III clinical trials on once-daily branded generic versions of tramadol, indicated for the treatment of chronic pain, and buspirone, indicated for the treatment of generalized anxiety disorders, are ongoing. Research and development expenses in 2000 and 1999 included the costs associated with the development of branded generic products on behalf of Intelligent Polymers. The cost of providing those services to Intelligent Polymers was $35.2 million and $19.8 million in 2000 and 1999, respectively.

        In the ordinary course of business, we enter into research and development arrangements with third parties to provide formulation and other services for our products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments, or royalty payments from the future sale of the products under development, or some combination of these.

        During 2001, we entered into arrangements with unrelated third party formulating and product development companies. These arrangements target our therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, we will supply access to our technology for the formulation and development of the product(s). In some cases, we have an ownership interest or an option to take an ownership position in the developer. In no case are we responsible for any of the developers' third party liabilities, nor have we guaranteed any debts, nor are we required under any circumstances to exercise any of our options.

Selling, general and administrative

        Selling, general and administrative expenses were $111.4 million, $59.3 million and $29.0 million in 2001, 2000 and 1999, respectively. Selling, general and administrative expenses were 19% of total revenue in 2001 and 2000 compared to 18% in 1999. The 88% increase in selling, general and administrative expenses in 2001 compared to 2000 was mainly due to the inclusion of BPI's sales and marketing operation in our results for the full year. In addition, with the acquisition of Cardizem® the level of sales and marketing activity has increased at both BPI and BPC. In particular, BPI began preparing for an expansion of its sales force in the fourth quarter of 2001 in anticipation of the launch of Cardizem® XL in the second half of 2002. The 105% increase in selling, general and administrative expenses in 2000 compared to 1999 was mainly due to the acquisitions of DJ Pharma and Fuisz. In addition, included in selling, general and administrative expenses in 2000 was a $7.5 million charge for additional costs related to the acquisition of Fuisz. These costs were not provided for at the date of acquisition and, accordingly, were charged to net income.

        In December 2000, we entered into an agreement with Aventis to dismiss our lawsuit against them. Our lawsuit, which we initiated in 1998, alleged interference with our ability to market products that would compete with Cardizem® CD in the United States and Canada. Under the terms of the agreement, Aventis reimbursed us for expenses we incurred during 2000 in pursuing the litigation, and for other related expenses. A portion of these costs was included in selling, general and administrative expenses in the first three quarters of 2000. Accordingly, in the fourth quarter of 2000, we recorded the pertinent share of this reimbursement as a reduction to selling, general and administrative expenses. We did not record any amount in excess of the expenses we had directly incurred during 2000 related to this matter, nor did we receive any reimbursement for costs incurred during 1999.

Amortization

        Amortization expense was $98.1 million, $16.2 million and $4.0 million in 2001, 2000 and 1999, respectively. Amortization expense was 17% of total revenue in 2001 compared to 5% and 2% in 2000 and 1999, respectively.

        The substantial increase in amortization expense between 2001 and 2000 reflected the amortization of the acquired research and development associated with the acquisition of Intelligent Polymers, the amortization of product rights and goodwill associated with the acquisition of DJ Pharma, and the amortization of the Cardizem® brand name. In addition, amortization expense for 2001 includes the amortization of the exclusive marketing rights to Adalat acquired from Elan Corporation, plc ("Elan") in December 2000. In comparison, in the first nine months of 2000 we recorded revenue from Adalat product sales net of royalties paid to Elan. The increase in amortization expense between 2000 and 1999 reflected the amortization of the acquired research and development, technology and goodwill associated with the acquisition of Fuisz, and amortization associated with DJ Pharma from the date of acquisition.

Write-down of assets

        In 2001, we recorded an $80.5 million non-cash charge primarily related to the write-down of the Keftab and Dura-Vent product rights associated with the acquisition of DJ Pharma.

        At December 31, 2001, Eli Lilly had yet to resolve the manufacturing problems associated with Keftab. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, we determined that the Keftab product right had been permanently impaired and should be written-down to its estimated recoverable value of $10 million. We recorded a related non-cash charge of $54.6 million.

        We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall. In this regard, we have commenced a legal action against Eli Lilly in which we are seeking substantial damages as a result of Eli Lilly's voluntary recall of Keftab. We have not recorded any contingent amounts related to this action because we cannot ascertain what the outcome of this action will be.

        In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, we experienced supply interruptions resulting from manufacturing issues associated with our remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to us by a third party. These supply interruptions caused our revenues and gross margins for the remaining Dura-Vent products to significantly deteriorate. We evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written-off. We recorded a related non-cash charge of $19.0 million.

        We recorded other write-downs of assets of $6.9 million primarily related to an intangible asset associated with the acquisition of Intelligent Polymers and our investment in Hemispherx Biopharma, Inc.

OPERATING INCOME

        Operating income was $116.3 million, $116.2 million and $64.1 million in 2001, 2000 and 1999, respectively. Operating income, excluding write-down of assets, in 2001 was $196.8 million, an increase of $80.6 million or 69% from 2000, which was $52.1 million or 81% higher than 1999. As a percentage of total revenue, operating income, excluding write-down of assets, declined to 34% in 2001 from 37% in 2000 and 39% in 1999. The decline was primarily due to the incremental amortization of acquired research and development arising from the acquisition of Intelligent Polymers, which offset the positive effect of a higher proportion of product sales.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $2.7 million, $23.7 million and $5.4 million in 2001, 2000 and 1999, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities. Higher interest income in 2000 reflected a larger average investment portfolio following our concurrent offering of common shares and Debentures in March 2000, and prior to our acquisitions of Intelligent Polymers, Cardizem® and DJ Pharma.

        Interest expense was $21.1 million, $4.6 million and $14.6 million in 2001, 2000 and 1999, respectively. Prior to March 2000, interest expense was primarily related to our Senior Notes. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and Debentures and, accordingly, interest expense from this time related to the Debentures until their surrender and redemption during the second half of 2001. In 2001 and 2000, interest on our Debentures was deducted from net income to determine net income attributable to common shareholders. In addition, interest expense in 2001 reflected interest on advances under our credit facility, and the amortization of the discounts on the Cardizem® and Adalat obligations. The non-cash amortization of these discounts amounted to $11.0 million.

Premium paid on early extinguishment of U.S. Dollar Senior Notes

        In 2000, the total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The amount reported in 2000 includes the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

Gain on disposal of long-term investments

        In 1999, we disposed of certain long-term investments, which we had acquired in 1998, for a net gain of $1.9 million.

Provision for and recovery of income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded a recovery of income taxes of $26.0 million in 2001 and provisions for income taxes of $5.8 million and $4.2 million in 2000 and 1999, respectively. In 2001, we have recorded a recovery of future income taxes primarily related to the reversal of the future tax liability associated with the Keftab and Dura-Vent product rights. The low effective tax rate was primarily due to most of our income being derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. Following our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations predominately earn income in the United States.

Interest on Convertible Subordinated Preferred Equivalent Debentures

        The value of the Debentures was comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present value of the interest and principal components were being accreted to the face value of the payments over the three-year period preceding the first redemption date of March 31, 2003.

        Interest on the Debentures was comprised of interest expense of $14.9 million and $15.8 million in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13.5 million and $12.5 million in 2001 and 2000, respectively.

Debt conversion premium

        In 2001, we recorded a debt conversion premium of $23.7 million, which represented the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures, upon the surrender of $173.8 million aggregate face value of our outstanding Debentures, as follows: The portion related to the interest and principal components of the Debentures as a $6.2 million deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $17.5 million charge to retained earnings.

        We recorded an additional debt conversion premium of $11.2 million, which represented the additional "make-whole" interest payment, on the remaining $126.1 million aggregate face value of our outstanding Debentures, which had been called for redemption, as follows: The portion related to the interest and principal components of the Debentures as a $3.8 million deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $7.4 million charge to retained earnings.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We utilize a measure of EBITDA that excludes write-down of assets, premium paid on early extinguishment of Senior Notes, equity loss and net gains. The charges were excluded because they were considered to be of a non-operational nature in the applicable year. We disclose this measure of EBITDA to give investors an indication of our ability to meet debt service and capital expenditure requirements.

	Years Ended December 31
In 000s
	2001	2000	1999
Net income	$123,990	$109,453	$51,080
Net interest (income) expense	18,318	(19,064)	9,152
Provision for (recovery of) income taxes	(25,998)	5,795	4,215
Depreciation and amortization	108,871	29,984	9,442

EBITDA	225,181	126,168	73,889

Write-down of assets	80,482	—	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	20,039	—
Equity loss	—	—	1,618
Net gain on disposal of long-term investments	—	—	(1,948)

EBITDA excluding certain charges	$305,663	$146,207	$73,559

        EBITDA, excluding certain charges, was $305.7 million, $146.2 million, and $73.6 million in 2001, 2000 and 1999, respectively. As a percentage of total revenue, EBITDA, excluding certain charges, increased to 52% in 2001 from 47% in 2000 and 45% in 1999.

        We disclose the ratio of EBITDA, excluding certain charges, compared to interest expense because we believe it is a useful indication of our ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA, excluding certain charges, to interest expense was 8.5 times, 7.2 times and 5.1 times for 2001, 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2001, we had cash and cash equivalents of $434.9 million compared to $125.1 million at December 31, 2000.

        Cash provided by operating activities was $309.1 million in 2001 compared to $113.1 million and $81.0 million in 2000 and 1999, respectively. Net income, after adjustments for items not involving cash, was $287.8 million in 2001 compared to $160.3 million and $60.9 million in 2000 and 1999, respectively. Net changes in non-cash operating items provided cash of $21.3 million in 2001, mainly comprised of increases in accrued liabilities and income taxes payable offset by an increase in inventories, and $20.1 million in 1999, mainly comprised of increases in accounts payable, accrued liabilities and deferred revenue offset by an increase in accounts receivable. Net changes in non-cash operating items used cash of $47.2 million in 2000, mainly comprised of an increase in accounts receivable and decreases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $57.7 million, $574.8 million and $132.5 million in 2001, 2000 and 1999, respectively. Additions to property, plant and equipment were $44.4 million, $15.8 million and $7.8 million in 2001, 2000 and 1999, respectively, and primarily related to the expansion of our manufacturing facilities. In 2001, we settled $4.0 million of acquisition costs related to Cardizem® and acquired other intangible assets for $23.4 million, offset by $15 million recovered as a reduction to the minimum license payments otherwise payable under the Adalat marketing rights agreement. In 2000, we acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million. In 1999, we acquired the rights to

Procardia XL for $25 million, and other product rights for $13.3 million. Cash expended on long-term investments was $0.9 million and $2.5 million in 2001 and 2000, respectively, and cash received on the disposal of long-term investments was $12.0 million in 1999. Business acquisitions, net of cash acquired, totaled $614.7 million in 2000 consisting of $239.7 million for Cardizem®, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma, and $9.8 million of additional consideration paid for Fuisz, compared to $43.7 million in 1999 which was entirely related to Fuisz. The net activity in short-term investments provided cash of $65.9 million in 2000, and used cash of $54.7 million in 1999. In 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

        Net cash provided by financing activities was $58.6 million, $409.0 million and $151.0 million in 2001, 2000 and 1999, respectively. Net proceeds from our equity offerings in November 2001, March 2000 and October 1999 were $560.0 million, $95.3 million and $246.1 million, respectively. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $29.2 million, $14.3 million and $7.6 million in 2001, 2000 and 1999, respectively. We repurchased common shares on the open market, under our share repurchase programs, for $120.0 million and $30.6 million in 2001 and 1999, respectively. In 2001, we made loans in an aggregate amount of $10.0 million to certain executive officers under our Executive Stock Purchase Plan ("ESPP") and received repayments of ESPP loans of $3.1 million in 1999. We received proceeds of $29.1 million and $6.0 million on the exercise of warrants in 2001 and 2000, respectively. We paid interest on our Debentures of $13.6 million and $15.8 million in 2001 and 2000, respectively. In 2001, we paid $11.3 million on the redemption of our Debentures, which were issued in 2000 for net proceeds of $288.8 million. We made net repayments of $210 million under our credit facility in 2001, and paid additional financing costs of $1.3 million related to the increase in the credit facility from $300 million to $400 million. In 2000, we borrowed $210 million from our credit facility, and paid $3 million in arrangement fees. In 2001, we repaid $193.4 million of other long-term obligations, including the four quarterly Cardizem® obligation instalments of $42.5 million each, and $22.9 million of the Adalat obligation. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 1999, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $75.2 million. In 2000, we repurchased our Senior Notes for $141.0 million.

        Overall, our cash and cash equivalents increased by $309.7 million and $99.8 million in 2001 and 1999, respectively, and decreased by $52.9 million in 2000.

        In 2001, non-cash investing and financing activities included the issuance of common shares valued at $316.0 million on the surrender and redemption of Debentures. In 2000, non-cash investing and financing activities included the $161.8 million discounted obligation assumed on the acquisition of Cardizem®, $4.0 million of accrued Cardizem® acquisition costs, and the $58.1 million discounted obligation in connection with the acquisition of the Adalat marketing rights. In 1999, non-cash investing and financing activities consisted of the issuance of common shares valued at $96.0 million on the acquisition of Fuisz.

Obligations and other matters

        In June 2001, our revolving term credit facility was successfully syndicated and was increased from $300 million to $400 million. In November 2001 we negotiated an extension of the credit facility and an improvement in the terms related to certain covenants. At December 31, 2001, we were in compliance with all financial and non-financial covenants associated with the credit facility.

        In November 2001, Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., ("S&P") raised our corporate credit rating to BB from BB-. On March 25, 2002, S&P raised our corporate credit rating to BB+ from BB.

        At December 31, 2001, we had total long-term obligations of $46.2 million, including the current portion thereof, which consisted of the remaining $38.6 million Adalat obligation and $7.5 million of deferred compensation.

        During 2001, we entered into privately negotiated agreements with certain holders of our outstanding Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173.8 million aggregate face value of outstanding Debentures. Following the surrender of Debentures, $126.1 million aggregate face value of Debentures remained outstanding. In October 2001, we announced our intention to exercise our option to redeem the remaining Debentures under the terms of the special redemption provisions of the indenture governing the Debentures. Substantially all of the remaining Debentures were converted into 4,154,564 of our common shares prior to the redemption date.

        During 2001, we entered into privately negotiated agreements with certain holders of our outstanding warrants. Those agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, we paid such warrant holders less than a 5% inducement, approximately equal to our cost of borrowing, per warrant exercised. In aggregate, we received proceeds of $28.8 million net of the inducement cost of $1.5 million.

        In September 2001, we implemented a common share repurchase program pursuant to which we were able to repurchase up to $120 million of our issued and outstanding common shares. In aggregate, 2,871,200 common shares were repurchased under this program, through open market transactions on the New York Stock Exchange ("NYSE"), at an average purchase price of $41.79 for total consideration of $120.0 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105.6 million was charged to retained earnings.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the SEC under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In November 2001, we issued 12,500,000 common shares for gross proceeds of $587.5 million under our base shelf prospectus.

        In February 2002, by resolution of the Board of Directors we implemented a common share repurchase program pursuant to which we are able to repurchase up to 5% or approximately 7,850,000 of our issued and outstanding common shares. To April 17, 2002, an aggregate 5,657,100 common shares had been repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $46.01 for total consideration of $260.3 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $209.7 million was charged to the deficit.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes under our base shelf prospectus. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%.

        At any time on or after April 1, 2006, we may redeem all or any of the Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $512.5 million available under our base shelf prospectus to offer at our discretion.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

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

Interest rate risk

        The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

        We are exposed to interest rate risk on borrowings from our credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

        The interest rate on our Notes is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our Adalat long-term obligation is fixed and therefore not subject to interest rate risk.

Equity market price risk

        We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our consolidated results of operations, financial position, or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In September 2001, the CICA issued new Handbook Section 1581, "Business Combinations" and Handbook Section 3062. Effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

        We will adopt Handbook Section 3062 as of January 1, 2002 as required. We will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of Handbook Section 3062 will be charged to the deficit.

        In accordance with Handbook Section 3062, we are in the process of: (a) assessing the useful lives of our intangible assets, including identifying any intangible assets with indefinite lives; (b) identifying intangible assets that do not meet the criteria for recognition apart from goodwill that will be reclassified to goodwill, and intangible assets that meet the criteria for recognition apart from goodwill but have been aggregated with goodwill that will be reclassified and reported separately from goodwill; and (c) determining the cumulative effect of the change in accounting policy as of January 1, 2002.

        In December 2001, the CICA issued new Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective January 1, 2002. Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and applies to awards granted on or after January 1, 2002. Under the provisions of Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value-based method had been applied. We will adopt Handbook Section 3870 as of January 1, 2002 as required. We will recognize employee stock-based compensation costs under the intrinsic value-based method, and we will provide pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Officers of the Company

        The name, municipality of residence, their ages as of May 14, 2002 and position with the Company of each of the directors and executive officers are set forth below:

Name(1)	Age	Position
Eugene N. Melnyk St. Philip, Barbados	42	Chairman of the Board, Chief Executive Officer and Director
Bruce D. Brydon Milton, Ontario, Canada	55	Director
William S. Poole Raleigh, North Carolina, USA	55	President, North American Pharmaceuticals
Kenneth C. Cancellara, Q.C. Toronto, Ontario, Canada	55	Senior Vice President, General Counsel, Secretary
Rolf K. Reininghaus Mississauga, Ontario, Canada	56	Senior Vice President and Director
Paul W. Haddy(2) Christ Church, Barbados	49	Director
Wilfred G. Bristow(2) Campbellville, Ontario, Canada	69	Director
Roger Rowan(2) Toronto, Ontario Canada	48	Director
Robert Vujea Grand Rapids, Michigan, USA	76	Director
Brian H. Crombie Mississauga, Ontario, Canada	42	Senior Vice President and Chief Financial Officer

(1)
Directors serve one year terms.
(2)
Member of the Audit Committee.

        Mr. Melnyk has been the Chief Executive Officer since December 2001 and has been the Chairman of the Board and a Director since March 29, 1994, the effective date of the amalgamation (the "Amalgamation") of the Company's predecessor entities, BCI and Trimel Corporation ("Trimel"). Prior to that time, he had been the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

        Mr. Brydon has been a director since 1995. Effective December 22, 2001, Mr. Brydon ceased to be co-CEO of the Company, he continues to be the Executive Director of Biovail Ventures, a division of the Company. He was the Chief Executive Officer since November 1995 when he. joined Biovail. Prior to that time and since 1990 he had been President, Managing Director and Chairman of the Board of the Canadian Operations of Boehringer Mannheim. In the late 1980s, Mr. Brydon served as President and CEO of Beiersdorf Canada.

        Mr. Poole joined Biovail in January 2001 and brings over 25 years of pharmaceutical and health care industry experience to his position as President, North American Pharmaceuticals. Mr. Poole served from 1997 to 2000 as Corporate Vice President of Novo Nordisk Pharmaceuticals Inc., and President of the North American operations. Mr. Poole was President of Fisons Pharmaceuticals from 1995 until its merger with Rhone-Poulenc Rorer in 1996. Mr. Poole had an extensive career (1972-1994) with the American Cyanamid Co., serving in increasingly responsible positions with The Lederle Pharmaceutical Division and was Global President of the Davis & Geck Medical Device Division upon its merger with American Home Products.

        Mr. Cancellara joined Biovail as Senior Vice President and General Counsel in March 1996, was appointed Secretary in April 1996, and has been a Director since May 1995 to June 2000. Prior to that time, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he held many positions including Chairman of the Executive Committee and managing partner.

        Mr. Reininghaus has been a Senior Vice President and a Director since the Amalgamation and has been President of BPC since November 1997. Prior to that time, he had been the President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel Corp. or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG.

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

B.    Compensation of Directors and Officers

        The following table sets forth the compensation information for each of the last three fiscal years for the Chairman and the executive officers of the Company who served as executive officers at the end of 2001 ("Named Executive Officers"). This information includes the U.S. dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payments
Name and Principal Position	Year	Salary (U.S.$)	Bonus (U.S.$)	Other Annual Compen- sation(1) (U.S.$)	Securities Under Options Granted(2) (#)	Restricted Shares or Restricted Share Units (U.S.$)	LTIP Payouts (U.S.$)(3)	All Other Compen- sation(1) (U.S.$)
Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	2001 2000 1999	552,644 502,404 456,731	— 125,000 —	— — —	— 901,300 240,520	— — —	78,570,000 26,500,804 —	— — —
Bruce D. Brydon(4)(6) Director	2001 2000 1999	70,784 275,763 259,273	— 241,193 —	— — —	10,000 — —	— — —	— 4,200,228 3,259,500	— — —
William S. Poole(5) President, North American Pharmaceuticals	2001 2000 1999	377,353 — —	— —	— —	45,000 — —	— — —	— — —	52,443 — —
Kenneth C. Cancellara(6) Senior Vice President, General Counsel and Corporate Secretary	2001 2000 1999	237,122 200,079 207,870	41,654 — —	— — —	— 45,300 241,200	— — —	1,034,331 2,799,684 564,263	— — —
Brian H. Crombie(6)(7) Senior Vice President and Chief Financial Officer	2001 2000 1999	208,819 130,812 —	35,495 33,345 —	— — —	15,000 120,000 —	— — —	— — —	— — —
Rolf K. Reininghaus(6) Senior Vice President	2001 2000 1999	143,604 152,548 158,495	91,185 120,317 34,601	— — —	— 33,300 248,400	— — —	— 8,245,858 —	— — —

Notes:

(1)
Perquisites and other personal benefits for Named Executive Officers did not exceed the minimum threshold disclosure level in 2001. The "other" compensation paid to Mr. Poole related to relocation expenses.
(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.
(3)
Relates to the value of options exercised pursuant to the stock option plan.
(4)
Effective December 22, 2001, Mr. Bruce Brydon ceased to be co-CEO of the Company and Mr. Eugene Melnyk assumed the title and function of CEO, as well as continuing with his title and role of Chairman of the Board. Mr. Brydon continues to be the Executive Director of Biovail Ventures, a division of the Company, and a member of the Board of Directors of the Company and its Executive Committee.
(5)
Mr. Poole joined the Company on January 15, 2001.
(6)
The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than in respect of Mr. Melnyk and Mr. Poole, these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 2001 — .6278; 2000 — .6669; and 1999 — .6929.
(7)
Mr. Crombie joined the Company on May 1, 2000.

Employment Agreements

        Eugene N. Melnyk, as Chairman of the Board of the Company, pursuant to a management agreement, effective February 1, 1992, receives annual compensation for services in the amount of $583,592, which amount is subject to 10% annual increases during the term of the management agreement, and is reimbursed for business related expenses. The management agreement will continue automatically for renewal periods of one year unless terminated by either the Company or Mr. Melnyk upon prior written notice.

        William S. Poole, as President, North American Pharmaceuticals, pursuant to an employment agreement made as of January 12, 2001 receives an annual salary of U.S.$400,000, subject to a cost of living adjustment, reimbursement of business expenses. The Employment Agreement has a term of two years, expiring in January 15, 2003 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Poole upon 180 days' prior notice.

        Kenneth C. Cancellara, as Senior Vice President and General Counsel, pursuant to an employment agreement made as of January 10, 1996, receives an annual salary of Cdn $410,436, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

        Brian H. Crombie, as Senior Vice President and Chief Financial Officer, pursuant to an employment agreement made as of March 21, 2001 receives an annual salary of Cdn $353,626, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in May 1, 2005 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Crombie upon 120 days' prior notice.

        Rolf K. Reininghaus, as Senior Vice President and Director, pursuant to an employment agreement made as of February 1, 1992, as amended, receives an annual salary of Cdn $300,014, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors as well as reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

Directors' and Officers' Liability Insurance

        The Company maintained insurance during 2001 for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $25,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 2001 fiscal year the amount of the premiums paid in respect of such insurance was $298,000.

        Effective March 26, 2002, the Company increased coverage to an aggregate amount of $75,000,000. It is anticipated that the amount of premiums to be paid in respect of such insurance will be $554,000 for the 2002 fiscal year.

Remuneration and Term of Directors

        Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan. During 2001, 50,000 options were granted to directors of the Company, of which 10,000 were awarded to Named Executive Officers and 40,000 were awarded to unrelated directors.

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

Audit Committee

        The audit committee is appointed by the Board of Directors annually and is comprised of three directors all of whom are deemed unrelated. The audit committee meets as required with management and the independent auditors to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The audit committee, among other things, reviews matters related to the quality of audits and financial reporting and maintains practices intended to preserve the independence of the Company's auditors. The independent auditors have the right to request a meeting with the audit committee at any time. The audit committee reviews the financial statements, the independent auditors' report, the annual and quarterly reports to the shareholders, as well as any public disclosure document which contains financial information and reports thereon to the Board of Directors prior to the Board approving such information for public disclosure.

Pension Plan

        The Company does not maintain a pension plan for its employees, officers or directors.

Stock Option Plan

        The Company may grant directors and officers options to purchase common shares of the Company under the Plan (described under "— Stock Option Plan" in Item 6.E below). The following tables provide information on those options granted and exercised during 2001 and held at the end of 2001 by the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Securities Under Options Granted #(1)	% of Total Options Granted to Employees in Period	Exercise Price (U.S.$/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date
Eugene N. Melnyk	—	—	—	—	—
Bruce D. Brydon(2)	10,000	3.1%	45.00	42.95	June 25, 2008
William S. Poole(3)	45,000	14.4%	40.00	39.22	January 15, 2008
Kenneth C. Cancellara	—	—	—	—	—
Brian H. Crombie(4)	15,000	4.8%	38.01	38.01	May 30, 2008
Rolf K. Reininghaus	—	—	—	—	—

Notes:

(1)
The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 7 years.
(2)
The options become exercisable as of June 25, 2002.
(3)
The options become exercisable as to a maximum of 25% on January 15, 2002, 2003, 2004 and 2005, respectively.
(4)
The options become exercisable as to a maximum of 50% on May 30, 2001 and 2002, respectively.

AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S.$)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options Fiscal Year-End Exercisable/ Unexercisable(1)(2) (U.S.$)
Eugene N. Melnyk	1,620,000	78,570,000	2,340,200 / 426,300	103,364,250 / 11,332,575
Bruce D. Brydon			— / 10,000	— / 112,500
William S. Poole			— / 45,000	— / 2,531,250
Kenneth C. Cancellara	40,000	1,034,331	212,450 / 34,050	8,018,313 / 689,513
Brian H. Crombie			37,500 / 97,500	969,750 / 2,635,650
Rolf K. Reininghaus			256,900 / 24,600	10,069,125 / 498,150

Notes:

(1)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the NYSE on December 31, 2001 (U.S.$56.25), less the exercise price of in-the-money options.
(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

Employee Stock Purchase Plan

        The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP taking into consideration the 2 for 1 stock splits completed in December, 1999 and October, 2000 shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

        As of April 30, 2002 the Company had issued 40,406 shares pursuant to the EPP, of which 6,972 were issued in 2001 and 5,148 in 2002.

C.    Board Practices

        Information regarding the Company's Board of Directors is provided in Item 6.B. "Compensation of Directors and Officers" above and Item 10.B. "Memorandum and Articles of Association" below.

D.    Employees

        At December 31, 2001 we had 1,322 employees including 304 part time positions, of whom 500 were were engaged in sales and marketing, 387 were engaged in research and development, 367 were engaged in manufacturing, and the remaining 68 worked in general and administrative areas. At December 31, 2000 and 1999, we had 1,200 and 701 employees, respectively, of whom 350 and 146, respectively, were in part-time positions. None of our employees are represented by a collective bargaining agreement.

E.    Share Ownership

        The following table shows the number and percent of Common Shares beneficially owned by Eugene Melnyk and the officers and directors as a group (9 persons). As of April 30, 2002. Other than Mr. Melnyk, no executive officer or director of the Company beneficially owns 1% or more of the Company's Common Shares.

Name of Beneficial Owner	Common Shares Owned	Percent(1)
Eugene N. Melnyk(2)	25,097,816	16.7%
Officers and directors as a group (10 persons)	27,022,989	17.7%

(1)
Does not include 7,057,151 common shares issuable upon exercise of stock options outstanding under our stock option plan, and 11,240,000 common shares issuable upon exercise of outstanding warrants.
(2)
Mr. Melnyk also has options to purchase 2,760,000 common shares, of which 2,340,200 are exerciseable.

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

        As at April 30, 2002, the Company has granted an aggregate of 7,057,151 options which are outstanding at exercise prices ranging from $0.81 to $45.00 per share. The options are exercisable on various dates up to September 2, 2008.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        As far as it is known to the Company, Biovail is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

        Other than as provided in Item 6.E "Share Ownership" above, we are not aware of any shareholders owning more than 5% of our outstanding voting securities as of April 30, 2002.

        The following table indicates as of April 30, 2002, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with United States addresses, the portion of the outstanding Common Shares held in the United States, and the percentage of Common Shares held in the United States:

Total Number of Holders of Record(1)	Total Number of Common Shares Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
1,080	150,050,289	409	129,411,140	86.2%

(1)
A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 56,900 holders.
(2)
The computation of the number of Common Shares held in the United States is based upon the number of holders of record with United States' addresses. United States residents may beneficially own Common Shares owned of record by non-United States residents.

B.    Related Party Transactions

        In June 2001, the Company acquired a corporate aircraft from an entity controlled by the Chairman of the Company's Board of Directors for cash consideration of $10,475,000. The purchase price was established based on comparable market prices for the aircraft at the time of acquisition.

Indebtedness of Executive Officers

        In March 2001, the Company authorized the making of a U.S.$600,000 loan to William S. Poole, an executive officer of the Company. The loan is secured by a promissory note and the loan shall not bear interest until the first day of March 2004. Thereafter, the loan will bear interest equal to the Company's rate for borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
OTHER THAN IN RESPECT OF SECURITIES PURCHASED

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2001 (U.S.$)	Amount Outstanding as at April 22, 2002 (U.S.$)	Security for Indebtedness
William S. Poole President, North American Pharmaceuticals	Lender	600,000	600,000	Promissory Note

        In September 2001, the Company authorized the making of loans to certain of its executive officers, as named in the table set forth below, in order to finance the acquisition of shares of the Company on the open market. These loans are full recourse and are secured by the common shares and bear interest at a rate, equal to the Company's rate of borrowings. Interest is payable quarterly in arrears. Each loan is due on the earlier of: (a) September 30, 2003; (b) 30 days following termination or cessation of the executive officer's employment; or (c) where the executive officers disposes of common shares of the Company with a value equal to or greater than that of the loan.

        The aggregate indebtedness of these directors, executive officers and senior officers as at April 30, 2002 is U.S.$10,772,165.

        The following table sets forth details of the indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director of the Company and each associate of any such director, officer or proposed nominee, for the fiscal year ended December 31, 2001 in connection with the purchase of securities.

TABLE OF INDEBTEDNESS
UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM

Name and Principal Position	Involvement of the Company	Largest Amount Outstanding During 2001 (U.S.$)	Amount Outstanding as at April 30, 2002 (U.S.$)	Financially Assisted Securities Purchased during 2001 (#)	Security for Indebtedness
Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	Lender	2,026,574	2,034,433	44,020	44,020 common shares
Kenneth C. Cancellara Senior Vice President, General Counsel and Secretary	Lender	2,026,574	2,034,433	44,020	44,020 common shares
Brian H. Crombie Senior Vice President and Chief Financial Officer	Lender	2,026,574	2,034,433	44,020	44,020 common shares

Kenneth G. Howling Vice President, Finance	Lender	2,026,574	2,034,433	44,020	44,020 common shares
John R. Miszuk Vice President, Controller and Assistant Secretary	Lender	2,026,574	2,034,433	44,020	44,020 common shares

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        The financial statements filed as part of this annual report are filed under Item 18.

Litigation

        From time to time, we become involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and claims in which we routinely become involved but which individually and collectively are not material.

        We have been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer, upon the filing by us of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. We are vigorously defending these suits and are aggressively pursuing motions for summary judgment. We have denied the allegations and have pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. We believe that Bayer/Pfizer's claims are without merit.

        On April 23, 1998, we filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. We have also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with our prospective economic advantage. Our action has been stayed until the conclusion of the patent infringement suits.

        In February, 2001, we commenced an action against Mylan and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of our generic version of Pfizer's 30 mg Procardia XL. Our action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. While we believe our action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

        We have commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to us. We believe that it has a meritorious action and that it will recover damages consisting of lost sales.

        We have commenced an action against Lilly in which we are seeking substantial damages as a result of Lilly's voluntary recall of our product Keftab. Lilly is under contract with us to manufacture and supply the product to us for marketing in the United States. Lilly has forced a recall of the product because it has been unable to supply a stable product. We believe our claims against Lilly for damages we have suffered as a result of the Keftab recall are meritorious and are proceeding in legal action to pursue those claims with dispatch.

        A plaintiff recently commenced an action against BPI alleging personal injuries arising from her use of Duravent, a product currently being marketed by BPI. We believe that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended.

        On or about February 15, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") commenced action against us in which Andrx alleged that we had improperly listed a patent (No. 6,162,463) in the FDA's "Orange Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, we had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied. We have asserted defenses which we believe are meritorious. We launched a patent infringement action against Andrx in which we have claimed that Andrx' product infringes Dov Pharmaceutical's '463 Patent over which we have exclusive patent rights. Pursuant to an overall settlement with the Federal Trade Commission ("FTC"), our action against Andrx for infringement of the '463 Patent has now been discontinued (see below).

        The FTC has been conducting investigations relating generally to the introduction of generic products, and more specifically with respect to the proposed introduction of generic versions of Tiazac and Adalat CC. We have been engaged in cooperating with the FTC and in providing information to it to demonstrate that our actions have been proper and in compliance with the law. We have recently settled with the FTC through a Consent Decree (without any admission of impropriety) the issues with respect to the FTC's investigation into the introduction of a generic version of Tiazac. As a result of the Consent Decree with the FTC, we have discontinued our patent infringement case with respect to the '463 Patent. We have also de-listed the '463 patent from the FDA's "Approved Drug Products with Therapeutic Equivalence Evaluations". The FTC's other investigation concerns our licensing and supply agreement with Elan Corporation ("Elan") for the introduction of generic versions of Adalat CC. While we and Elan maintain that the agreement is valid, proper and enforceable, nevertheless, we, the FTC and Elan are at an advanced stage of negotiations to settle these issues.

        In response to our notification to Andrx that Andrx may have been in breach of a 1999 Stipulation with respect to dissolution issues relating to Andrx's generic version of Cardizem CD, Andrx launched an action against us for a declaration that it is not in breach of that Stipulation and for monetary and other relief. We have brought an application to dismiss Andrx's claims. No decision has been rendered on our application. We will determine in due course whether we will commence an action against Andrx in which it will allege that Andrx's generic version of Cardizem CD is not bioequivalent to Cardizem CD.

        We have commenced an action against Andrx Pharmaceuticals, Inc. ("Andrx") alleging that Andrx conspired with Aventis to unreasonably block the timely commercialization of our generic version of Cardizem CD. We have claimed monetary damages due to lost sales and harm to our business reputation and goodwill caused by Andrx's breaches of statutory provisions and the common law. The action is progressing through the normal litigation process.

        Several class action complaints have been filed against us in which these plaintiffs have alleged that we have improperly impeded the approval of a generic form of Tiazac. We have not yet filed an answer but we believe that the complaints are totally without merit and that our actions were in accord with our rights as contained in the Hatch-Waxman Amendments and the law. Moreover, our position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA. We will be vigorously defending these actions. One such action has been voluntarily discontinued.

        RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which we are the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac. RhoxalPharma served a notice of that allegation on us. In response to that notice, we instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

        A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by BLI as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

        For additional discussion of our legal proceedings, see note 21 to our consolidated financial statements included elsewhere in this annual report.

B.    Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of the Company since the date of the audited consolidated financial statements.

Item 9.    The Offer and Listing

A.    Nature of Trading Market

        Our common shares are traded on the New York Stock Exchange ("NYSE") and on the Toronto Stock Exchange ("TSX") under the symbol "BVF". The last reported sales price of our common shares on May 10, 2002 on the NYSE was $33.63 and on the TSX was Cdn$51.90. The following table sets forth the high and low per share sales prices for our common shares on the NYSE and TSX for the periods indicated.

	Common Shares
	NYSE		TSX
	High $	Low $	High Cdn$	Low Cdn$
1997	9.92	5.09	14.11	7.11
1998	12.38	5.11	17.55	8.00
1999	23.44	8.09	33.95	11.97
2000
Quarter 1	35.75	19.13	52.00	27.50
Quarter 2	28.44	19.56	42.18	28.28
Quarter 3	42.75	27.69	64.75	40.70
Quarter 4	45.38	31.78	69.50	48.50
2001
Quarter 1	47.70	29.03	73.00	46.50
Quarter 2	45.10	29.10	68.58	45.80
Quarter 3	48.45	37.70	74.50	59.13
Quarter 4	57.18	44.46	91.00	70.15
November	54.98	44.46	86.60	71.30
December	57.18	52.00	91.00	81.54
2002
January	56.40	41.97	89.41	67.00
February	50.26	40.11	80.88	63.75
March	52.72	43.20	83.50	70.10
April	52.05	36.01	81.99	56.41
May (through to May 10, 2002)	38.15	32.40	59.95	50.74

        Our warrants entitle the holder to purchase four of our common shares at a per share price of $10.00 from October 1, 1999 until September 30, 2002. Our warrants have traded on the NYSE since September 30, 1999 under the symbol "BVF_w". The last reported sales prices of our warrants on May 10, 2002 on the NYSE was $94.64. The following table sets forth the high and low per share sales prices for our warrants on the NYSE for the periods indicated.

	Warrants
	High $	Low $
1999
Quarter 4	57.38	23.00
2000
Quarter 1	101.13	43.00
Quarter 2	76.00	45.25
Quarter 3	132.00	76.25
Quarter 4	143.50	94.00
2001
Quarter 1	150.50	80.00
Quarter 2	140.00	80.25
Quarter 3	152.50	112.70
Quarter 4	188.00	140.10
November	179.00	150.20
December	188.00	171.10
2002
January	182.30	134.75
February	160.40	120.65
March	170.00	142.00
April	167.00	104.00
May (through to May 10, 2002)	112.70	92.10

Market Price Volatility of Common Shares

        Market prices for the securities of pharmaceutical and biotechnology companies, including our securities, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as: fluctuations in our operating results, the aftermath of public announcements by us, concern as to safety of drugs, and general market conditions, can have an adverse effect on the market price of our Common Shares and other securities.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our Common Shares, no par value (the "Common Shares") are traded on the NYSE and the TSX under the symbol "BVF".

        Our Warrants, each warrant entitling the holder to purchase one Common Share are traded on the NYSE under the symbol "BVF_w".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.    Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

Articles of Amalgamation

        We are governed by our articles of amalgamation (the "Articles") under the OBCA and by our by-laws (the "By-laws"). Our Ontario corporation number is 1402077. Our articles provide that there are no restrictions on the business we may carry on or on the powers we may exercise. Companies incorporated under the OBCA are not required to include specific objects or purposes in their articles or by-laws.

Directors

        Subject to certain exceptions, including in respect of their own compensation, directors may not vote on matters in which they have a material interest. The directors are entitled to remuneration as shall from time to time be determined by the Board. The directors may exercise all of our powers to borrow money. These powers may be amended by resolution of the shareholders. Directors are not required to retire at a particular age. There is no requirement for the directors to hold shares.

Rights, Preferences and Dividends Attaching to Shares

        Any dividend unclaimed after a period of six years from the date on which such dividend is declared to be payable shall be forfeited and shall revert to us. Each of the holders of our common shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held at such annual and/or special meeting, including with respect to the re-election of directors. Subject to the provisions of our By-laws, all directors may, if still qualified to serve as directors, stand for re-election. Our board of directors is not replaced at staggered intervals.

        The holders of our common shares have the right to receive dividends if and when declared. On a distribution of assets on a winding-up, dissolution or other return of capital (subject to certain exceptions) the holders of our common shares shall have a right to receive their pro rata share of such distribution. Our shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable. There are no sinking fund or redemption provisions in respect of our common shares.

        We are permitted under our Articles to issue Class A Shares on such terms and in such manner as the directors may determine. As of the date hereof, no Class A shares are issued and outstanding.

Action Necessary to Change the Rights of Shareholders

        The rights attaching to the different classes of shares may be varied by special resolution passed at a meeting of that class's shareholders.

Limitations on the Rights to Own Shares

        The Articles do not contain any limitations on the rights to own shares.

Annual and Special Meetings of Shareholders

        We are required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities. Subject to certain provisions of the By-laws, a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than a prescribed percentage of the total number of issued and outstanding shares is required. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

Other Provisions of Articles and By-laws

        There are no provisions in the Articles or By-laws:

  •
  delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;

  •
  discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

  •
  requiring disclosure of share ownership; and

  •
  governing changes in capital, where such provisions are more stringent than those required by law.

C.    Material Contracts

        Not applicable.

D.    Exchange Controls

        There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Articles and Bylaws with respect to our common shares.

Investment Canada Act

        Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" will be subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, if it meets certain financial thresholds. A reviewable acquisition will not be allowed unless the Minister of Industry Canada finds that the investment is likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business of which control is being acquired is (i) Cdn$5 million or more in the case of a "direct" acquisition of a Canadian business; (ii) Cdn$50 million or more in the case of an "indirect" acquisition, unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the lower threshold of Cdn $5 million or more applies.

        These thresholds have been increased where the investor acquires for the purposes of acquisition of control of a Canadian business from a member of the World Trade Organization ("WTO"), including the U.S. or a WTO member-controlled company or a non-Canadian, other than a WTO investor, where the Canadian business that is subject of the acquisition is, prior to the acquisition, controlled by a WTO investor. A direct acquisition by a WTO investor or of a WTO investor-controlled business is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn $218 million or more for the year 2002 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors or a WTO investor-controlled business are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn $218 million threshold applies.

        These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Heritage Minister can elect to review the transaction even where it does not exceed the lower asset threshold tests above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its implementation.

Competition Act

        Under the Competition Act (Canada) (the "Competition Act"), certain transactions are subject to the pre-notification requirements of such Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition (the "Commissioner"). Such transactions may not be completed until (i) the applicable statutory waiting periods namely 14 days or 42 days for a short-form or long-form filing, respectively have expired or been earlier terminated by the Commissioner or ii) the Commissioner has issued an advance ruling certificate or has waived the obligation to notify. Where the parties elect to file a short-form notification, the Commissioner may "bump" the filing to a long-form, thereby restarting the clock once the parties submit their filing.

        A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have total assets in Canada or total revenues from sales in, from or into Canada that exceed Cdn $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if 1) for an acquisition of assets in Canada, the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada generated by these assets exceeds Cdn $35 million; or 2) in the case of an acquisition of shares of a company, as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns more than 20% or more of the voting shares of the target, then more than 50%) of the voting shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is more than 35% of the voting shares (and more than 50% if the acquiror owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the aggregate value of the assets owned by the target company or corporations controlled by that company in Canada or the revenues in or from Canada generated by those assets exceeds Cdn $35 million.

        Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

E.    Taxation

Canadian Federal Income Taxation

        The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our Common Shares who, for the purposes of the Canadian Tax Act (as defined below), is or was neither resident nor deemed to be resident in Canada at any time while holding such Common Shares, deals at arm's length with the Company, holds such Common Shares as capital property, does not use or hold and is not deemed or otherwise considered to use or hold such Common Shares in carrying on a business in Canada and whose Common Shares do not otherwise constitute "taxable Canadian property" (a "Non-Resident Shareholder"). Common Shares of a non-resident of Canada will generally not constitute "taxable Canadian property" unless either (a) at any time during the period of 60 months immediately preceding the disposition of such Common Shares by such non-resident, 25% or more of the issued shares of any class or series of the capital stock of the Company (and, in the view of the Canada Customs and Revenue Agency, taking into account any rights to acquire shares) were owned by the non-resident, by persons with whom the non-resident did not deal at arm's length, or any combination thereof, or (b) the non-resident's Common Shares are otherwise deemed to be "taxable Canadian property".

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

  Taxation of Dividends

        Subject to the following discussion of special rules applicable to "PFICs," U.S. Holders generally will treat the gross amount of any dividends, if any, paid by the Company, without reduction for Canadian withholding taxes, as ordinary taxable income for U.S. federal income tax purposes. In certain circumstances, however, U.S. Holders may be eligible to receive a foreign tax credit for the Canadian withholding taxes and, in the case of a corporate U.S. Holder owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. Dividends paid by the Company, if any, will not qualify for the dividends received deduction otherwise available to corporate U.S. Holders.

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

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of the common shares and the proceeds received on the disposition of common shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and 30% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

F.    Dividends and Paying Agents

        We have not paid cash dividends on our Common Shares, and at this time we intend to continue this policy for the foreseeable future in order to retain earnings for the development and growth of business. Our dividend policy will be reviewed periodically depending on our financial position, capital requirements, general business conditions and on other factors.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

I.    Subsidiary Information

        At December 31, 2001, Biovail had the following principal subsidiaries

Company	Jurisdiction of Incorporation	Nature of Business	Group Share %	Registered Office
Biovail Americas Corp.	Delaware	Holding company	100	170 Southport Drive, Morrisville, NC, USA
Biovail Laboratories Incorporated	Barbados	Manufacture, development, licensing of pharmaceutical products	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Trimel Holdings Corporation	Barbados	Holding company	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Biovail Technologies Ltd.	Delaware	Manufacture and development of pharmaceutical products	100	3701 Concorde Parkway, Chantilly, VA, USA
Biovail Pharmaceuticals, Inc.	Delaware	Sales and distribution of pharmaceutical products	100	170 Southport Drive, Morrisville, NC, USA
Nutravail Technologies Inc.	Delaware	Manufacture, development, sales and distribution of neutraceutical products	100	22960 Shaw Road, Sterling, VA, USA
Biovail International Holdings Ltd.	Ireland	Holding company	100	#70 Heather Road, Sandyford, Dublin, Ireland
Biovail Technologies (Ireland) Ltd.	Ireland	Development of pharmaceutical products	100	#70 Heather Road, Sandyford, Dublin, Ireland
Biovail SA	Switzerland	Development and licensing of pharmaceutical products	100	Baarerstrasse 112, 6300 Zug, Switzerland
Biovail Technologies West Ltd.	Ontario	Holding company	100	2488 Dunwin Drive, Mississauga, Ontario, Canada

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

Item 18.    Financial Statements

AUDITORS' REPORT

To the Shareholders of
 Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2001 and 2000 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with United States generally accepted accounting principles.

        On April 17, 2002, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

(Signed) ERNST & YOUNG LLP
Chartered Accountants
Toronto, Canada,
April 17, 2002.

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2001 $	2000 $
ASSETS
Current
Cash and cash equivalents	434,891	125,144
Accounts receivable	96,556	105,850
Inventories	38,506	24,108
Deposits and prepaid expenses	6,643	5,347

	576,596	260,449

Long-term investments	2,355	1,561
Property, plant and equipment, net	85,581	52,541
Goodwill, net	96,477	103,105
Intangible assets, net	556,360	667,431
Other assets, net	14,114	22,180

	1,331,483	1,107,267

LIABILITIES
Current
Accounts payable	31,811	34,683
Accrued liabilities	59,989	35,452
Income taxes payable	17,318	6,711
Deferred revenue	27,030	26,334
Current portion of long-term obligations	12,592	182,564

	148,740	285,744

Deferred revenue	23,100	27,900
Long-term obligations	33,569	256,180
Convertible Subordinated Preferred Equivalent Debentures	—	299,985

	205,409	869,809

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 157,496,407 and 131,461,060 issued and outstanding at December 31, 2001 and 2000, respectively	1,407,507	482,842
Stock options outstanding	5,067	9,891
Executive Stock Purchase Plan loans	(9,988)	—
Warrants outstanding	6,221	7,912
Deficit	(280,004)	(261,819)
Accumulated other comprehensive loss	(2,729)	(1,368)

	1,126,074	237,458

	1,331,483	1,107,267

Commitments and contingencies (notes 8, 21, 24 and 27)

On behalf of the Board:

(Signed) EUGENE N. MELNYK Chairman and Chief Executive Officer	(Signed) ROGER D. ROWAN Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2001 $	2000 $	1999 $
REVENUE
Product sales	537,138	224,996	99,526
Research and development	14,596	66,834	48,232
Royalty and licensing	31,529	17,340	24,706

	583,263	309,170	172,464

EXPENSES
Cost of goods sold	125,995	67,980	35,027
Research and development	51,017	51,709	32,954
Selling, general and administrative	110,100	51,857	36,165
Amortization	44,513	7,232	2,789
Write-down of assets	80,482	—	—
Acquired research and development	—	208,424	105,689

	412,107	387,202	212,624

Operating income (loss)	171,156	(78,032)	(40,160)
Interest income	2,742	23,693	5,410
Interest expense	(36,242)	(20,738)	(14,562)
Debt conversion premiums	(34,923)	—	—
Equity loss	—	—	(58,399)
Gain on disposal of long-term investments, net	—	—	1,948

Income (loss) before provision for income taxes	102,733	(75,077)	(105,763)
Provision for income taxes	15,285	9,360	4,215

Income (loss) before extraordinary item and cumulative effect of change in accounting principle	87,448	(84,437)	(109,978)
Extraordinary item	—	(20,039)	—

Income (loss) before cumulative effect of change in accounting principle	87,448	(104,476)	(109,978)
Cumulative effect of change in accounting principle	—	(43,500)	—

Net income (loss)	87,448	(147,976)	(109,978)

Basic earnings (loss) per share
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	0.64	(0.66)	(1.07)
Extraordinary item	—	(0.16)	—
Cumulative effect of change in accounting principle	—	(0.34)	—

Net income (loss)	0.64	(1.16)	(1.07)

Diluted earnings (loss) per share
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	0.58	(0.66)	(1.07)
Extraordinary item	—	(0.16)	—
Cumulative effect of change in accounting principle	—	(0.34)	—

Net income (loss)	0.58	(1.16)	(1.07)

Weighted average number of common shares outstanding (000s)
Basic	136,928	128,824	102,542
Diluted	150,690	143,512	108,174

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common shares
	Shares (000s)	Amount $	Stock options outstanding $	Executive Stock Purchase Plan loans $	Warrants outstanding $	Warrant subscription receivable $	Retained earnings (deficit) $	Accumulated other comprehensive income (loss) $	Total $
Balance, December 31, 1998	99,444	21,394	2,560	—	8,244	(6,315)	26,111	(2,106)	49,888
Issued on the exercise of options	1,336	8,467	(838)	—	—	—	—	—	7,629
Issued under Employee Stock Purchase Plan	6	40	—	—	—	—	—	—	40
Cancelled under stock repurchase program	(2,931)	(617)	—	—	—	—	(29,976)	—	(30,593)
Issued pursuant to equity offering	20,360	259,590	—	—	—	—	—	—	259,590
Issue costs	—	(13,538)	—	—	—	—	—	—	(13,538)
Fuisz Technologies Ltd.
Issued on acquisition	6,177	88,243	—	—	—	—	—	—	88,243
Issue of non-employee options	—	—	1,020	—	—	—	—	—	1,020
Compensation cost for employee stock options	—	—	7,641	—	—	—	—	—	7,641
Collection of warrant subscription receivable	—	—	—	—	—	4,028	—	—	4,028

	124,392	363,579	10,383	—	8,244	(2,287)	(3,865)	(2,106)	373,948

Net loss	—	—	—	—	—	—	(109,978)	—	(109,978)
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,489	2,489
Reclassification adjustment for gain on long-term investments included in net loss	—	—	—	—	—	—	—	877	877

Other comprehensive income	—	—	—	—	—	—	—	3,366	3,366

Comprehensive loss									(106,612)

Balance, December 31, 1999	124,392	363,579	10,383	—	8,244	(2,287)	(113,843)	1,260	267,336
Issued on the exercise of options	2,436	17,027	(3,302)	—	—	—	—	—	13,725
Issued under Employee Stock Purchase Plan	5	150	—	—	—	—	—	—	150
Issued pursuant to equity offering	4,000	101,125	—	—	—	—	—	—	101,125
Issue costs	—	(5,782)	—	—	—	—	—	—	(5,782)
Issued on conversion of Convertible Subordinated Preferred Equivalent Debentures	—	15	—	—	—	—	—	—	15
Issued on exercise of warrants	601	6,342	—	—	(332)	—	—	—	6,010
Issue of non-employee options	—	—	590	—	—	—	—	—	590
Additional shares issued on acquisition of Fuisz Technologies Ltd.	27	386	—	—	—	—	—	—	386
DJ Pharma, Inc.
Fair value of unvested options granted to employees on acquisition	—	—	7,480	—	—	—	—	—	7,480
Unearned compensation relating to future service period at acquisition date	—	—	(5,721)	—	—	—	—	—	(5,721)
Compensation cost for employee stock options	—	—	461	—	—	—	—	—	461

Collection of warrant subscription receivable	—	—	—	—	—	2,287	—	—	2,287

	131,461	482,842	9,891	—	7,912	—	(113,843)	1,260	388,062

Net loss	—	—	—	—	—	—	(147,976)	—	(147,976)
Other comprehensive loss
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,735)	(1,735)
Unrealized holding loss on long-term investments	—	—	—	—	—	—	—	(893)	(893)

Other comprehensive loss	—	—	—	—	—	—	—	(2,628)	(2,628)

Comprehensive loss									(150,604)

Balance, December 31, 2000	131,461	482,842	9,891	—	7,912	—	(261,819)	(1,368)	237,458
Issued on the exercise of options	2,906	33,650	(4,826)	—	—	—	—	—	28,824
Issued under Employee Stock Purchase Plan	6	280	—	—	—	—	—	—	280
Cancelled under stock repurchase program	(2,871)	(14,354)	—	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering	12,500	587,500	—	—	—	—	—	—	587,500
Issue costs	—	(27,454)	—	—	—	—	—	—	(27,454)
Issued on surrender and
redemption of Convertible
Subordinated Preferred
Equivalent Debentures	10,433	314,259	—	—	—	—	—	—	314,259
Issued on exercise of warrants	3,061	30,784	—	—	(1,691)	—	—	—	29,093
Cancellation of non-employee options	—	—	(735)	—	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	737	—	—	—	—	—	737
Executive Stock Purchase Plan loans	—	—	—	(9,988)	—	—	—	—	(9,988)

	157,496	1,407,507	5,067	(9,988)	6,221	—	(367,452)	(1,368)	1,039,987

Net income	—	—	—	—	—	—	87,448	—	87,448
Other comprehensive loss
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,254)	(2,254)
Unrealized holding loss on long-term investments	—	—	—	—	—	—	—	(72)	(72)
Reclassification adjustment for loss on long-term investment included in net income	—	—	—	—	—	—	—	965	965

Other comprehensive loss	—	—	—	—	—	—	—	(1,361)	(1,361)

Comprehensive income									86,087

Balance, December 31, 2001	157,496	1,407,507	5,067	(9,988)	6,221	—	(280,004)	(2,729)	1,126,074

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2001 $	2000 $	1999 $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	87,448	(147,976)	(109,978)
Add (deduct) items not involving cash
Depreciation and amortization	55,287	20,988	8,187
Amortization of deferred financing costs	1,580	538	698
Amortization of discount on long-term obligations	10,999	—	—
Write-down of assets	80,482	—	—
Debt conversion premiums, net of cash paid	23,574	—	—
Deferred income taxes	1,450	3,750	—
Interest paid through the issuance of common shares	1,250	—	—
Compensation cost for employee stock options	737	461	7,641
Acquired research and development	—	208,424	80,689
Extraordinary item	—	20,039	—
Cumulative effect of change in accounting principle	—	43,500	—
Equity loss	—	—	58,399
Gain on disposal of long-term investments, net	—	—	(1,948)

	262,807	149,724	43,688
Net change in non-cash operating items	21,314	(47,230)	8,297

Cash provided by operating activities	284,121	102,494	51,985

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(44,436)	(15,845)	(7,759)
Additions to intangible assets	(27,445)	(27,752)	(13,340)
Proceeds on reduction in intangible assets	15,000	—	—
Disposal (acquisition) of long-term investments	(866)	(2,454)	11,991
Acquisitions of businesses, net of cash acquired	—	(622,145)	(43,720)
Maturity of (additions to) short-term investments, net	—	65,893	(54,665)
Proceeds from sale of assets held for disposal	—	20,000	—

Cash used in investing activities	(57,747)	(582,303)	(107,493)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	589,150	109,604	253,721
Repurchase of common shares	(119,987)	—	(30,593)
Repayment (advance) of Executive Stock Purchase Plan loans	(9,988)	—	3,100
Proceeds from exercise of warrants	29,093	6,010	—
Collection of warrant subscription receivable	—	2,287	4,028
Advances (repayments) under revolving term credit facility, including financing costs	(211,300)	207,000	—
Repayment of other long-term obligations	(193,366)	(45,602)	(75,212)
Issuance of Convertible Subordinated Preferred Equivalent Debentures, net of financing costs	—	288,772	—
Repurchase of U.S. Dollar Senior Notes	—	(141,017)	—

Cash provided by financing activities	83,602	427,054	155,044

Effect of exchange rate changes on cash and cash equivalents	(229)	(187)	271

Net increase (decrease) in cash and cash equivalents	309,747	(52,942)	99,807
Cash and cash equivalents, beginning of year	125,144	178,086	78,279

Cash and cash equivalents, end of year	434,891	125,144	178,086

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles
(Tabular amounts in thousands of U.S. dollars, except number of shares and per share data)

1.    GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a fully integrated pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of medications utilizing advanced drug delivery technologies for the treatment of chronic medical conditions. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange.

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

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, product recalls, returns, rebates and allowances, useful lives of long-lived assets, including intangibles, and the realizability of deferred tax assets.

  Fair value of financial instruments

  The estimated fair value of all financial assets and liabilities, other than the Convertible Subordinated Preferred Equivalent Debentures, approximates their carrying values at December 31, 2001 and 2000. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased. Cash equivalents are carried at cost, which approximates fair value.

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

  Long-term investments

  Long-term investments are generally classified as available-for-sale in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Long-term investments are reported at fair value with temporary unrealized gains and losses on these investments included in accumulated other comprehensive loss in shareholders' equity. Unrealized losses on these investments that are considered to be other than temporary are recognized in net income (loss).

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the projects becoming available for productive use. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-5 years
Leasehold improvements	term of lease

  Goodwill and intangible assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through business combinations are initially recognized at fair value based upon an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based upon the consideration paid.

  Goodwill and intangible assets are reported net of accumulated amortization. Amortization is computed using the straight-line method based on the following estimated useful lives:

Goodwill	20 years
Workforce	6-10 years
Core technology	15 years
Brand names	20 years
Product rights and royalty interests	10-20 years

  In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived identifiable assets and related goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable by comparing the carrying amounts to the related estimated undiscounted future net cash flows. If the undiscounted future net cash flows are less than the carrying amount of a long-lived asset, the carrying amount of the long-lived asset is written-down to its fair value.

  Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, goodwill and certain other intangible assets will no longer be amortized but will be subject to annual impairment tests (as described in this note under recent accounting pronouncements).

  Other assets

  Other assets include deferred financing costs, which are reported at cost, less accumulated amortization. Deferred financing costs are amortized over the term of the following related debt:

Revolving term credit facility	3 years
Convertible Subordinated Preferred Equivalent Debentures	25 years

  Amortization expense related to deferred financing costs is included as a component of interest expense.

  During 2001, in connection with the surrender and redemption of the Convertible Subordinated Preferred Equivalent Debentures, the related unamortized deferred financing costs were included in the valuation of the common shares issued.

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

  Revenue recognition

  Product sales — Product sales revenue is recognized when the product is shipped to the customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances the Company allows customers to return or exchange products. In accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists", the Company maintains provisions for estimated product returns or exchanges. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Research and development — Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development arrangements, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the related arrangement.

  Royalty and licensing — Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under the license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

  Research and development

  In accordance with SFAS No. 2, "Accounting for Research and Development Costs", research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written-off at the time of acquisition. The cost of intangible assets that are purchased from others for a particular research and development project that have no alternative future use is written-off at the time of acquisition.

  Advertising costs

  Advertising and promotion costs related to new product launches are expensed upon the first showing of the product. Advertising expense for 2001, 2000 and 1999 was $3,957,000, $3,434,000 and $4,955,000, respectively. At December 31, 2001 and 2000, deferred advertising costs reported in assets were nil.

  Reporting currency and foreign currency translation

  The Company presents its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the year. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive loss in shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar, Irish pound and Swiss franc.

  Foreign currency transaction gains and losses are included in net income (loss) and are immaterial for all periods presented.

  Stock option plan

  Under the provisions of SFAS No. 123, "Accounting for Stock Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value method had been applied. For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25 and has provided the expanded disclosure required by SFAS No. 123.

  Recent accounting pronouncements

  In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

  The Company will adopt SFAS No. 142 as of January 1, 2002 as required. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of SFAS No. 142 is to be reported as the cumulative effect of a change in accounting principle.

  In accordance with SFAS No. 142, the Company is in the process of: (a) assessing the useful lives of its intangible assets, including identifying any intangible assets with indefinite lives; (b) identifying intangible assets that do not meet the criteria for recognition apart from goodwill that will be reclassified to goodwill, and intangible assets that meet the criteria for recognition apart from goodwill but have been aggregated with goodwill that will be reclassified and reported separately from goodwill; and (c) determining the cumulative effect of the change in accounting principle as of January 1, 2002.

  In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". The Company expects to adopt SFAS No. 144 as of January 1, 2002 and has not determined the effect, if any, the adoption of SFAS No. 144 will have on the Company's financial position and results of operations.

3.    CHANGES IN ACCOUNTING PRINCIPLES

  Revenue recognition

  Effective January 1, 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Accordingly, the Company changed its method of accounting to that described in the revenue recognition accounting policy for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43,500,000, which is included in the net loss for 2000. Of this amount, $6,300,000 and $9,300,000 are included in revenue for 2001 and 2000, respectively. The remaining cumulative effect adjustment has been recorded as deferred revenue.

  Actual and pro forma amounts assuming change in accounting principle was applied retroactively with restatement are as follows:

Year ended December 31, 1999	Actual $	Pro forma $
Net loss	(109,978)	(121,378)
Basic and diluted loss per share	(1.07)	(1.18)

  Accounting for derivatives

  Effective January 1, 2001, the Company implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The adoption of SFAS No. 133 did not result in any cumulative effect adjustment in the consolidated statements of income (loss), and did not have a material impact on the Company's financial position or results of operations as the Company does not use derivative financial instruments or engage in hedging activities.

4.    ACQUISITIONS

  Year ended December 31, 2000

  During 2000, the Company completed the acquisitions of Intelligent Polymers Limited ("Intelligent Polymers"), the Cardizem® product line ("Cardizem®") and DJ Pharma, Inc. ("DJ Pharma"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

	Intelligent Polymers $	Cardizem® $	DJ Pharma $	Total $
Acquired research and development	208,424	—	—	208,424
Current assets	3,287	—	14,705	17,992
Equipment	—	—	672	672
Deferred compensation trust fund	—	—	8,268	8,268
Assembled workforce	—	—	5,200	5,200
Brand names and product rights	5,000	406,070	130,500	541,570
Goodwill	—	—	70,497	70,497
Current liabilities	(14,270)	—	(22,844)	(37,114)
Deferred compensation obligation	—	—	(8,268)	(8,268)
Debt assumed	—	—	(34,169)	(34,169)

	202,441	406,070	164,561	773,072

Consideration
Cash paid, net of cash acquired	202,441	239,652	162,802	604,895
Issue of non-employee options	—	590	—	590
Fair value of options granted to employees	—	—	1,759	1,759
Accrued acquisition costs	—	4,000	—	4,000
Cardizem® obligation	—	161,828	—	161,828

	202,441	406,070	164,561	773,072

  Intelligent Polymers

  Background

  In July 1997, Intelligent Polymers, a Bermuda corporation was formed primarily to develop once-daily, controlled release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate release form or in controlled release form requiring multiple daily dosing.

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

  Payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 for the period ended September 29, 2000, and $33,000,000 for the year ended December 31, 1999. The cost of providing those services to Intelligent Polymers was $35,200,000 for the period ended September 29, 2000, and $19,800,000 for the year ended December 31, 1999.

  In December 1999, the Company exercised its option to acquire the rights to the generic version of Procardia XL, developed on behalf of Intelligent Polymers, for $25,000,000. The right to Procardia XL was written-off as acquired research and development in 1999 since at the time of the acquisition the product had not received regulatory approval from the U.S. Food and Drug Administration ("FDA"), and had no alternative future use.

  The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, was entitled, at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided the

  Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. The purchase price calculated on a per share basis would have been as follows:

Purchase price $
Before October 1, 2000	39.06
On or after October 1, 2000 and on or before September 30, 2001	48.83
On or after October 1, 2001 and on or before September 30, 2002	61.04

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

  The Company, as holder of all of the non-voting common shares of IPL Acquireco, was entitled, at its sole discretion, to purchase all of the voting common shares of IPL Acquireco at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

  On December 29, 2000, the Company purchased all the voting common shares of IPL Acquireco for total consideration of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in these consolidated financial statements from December 29, 2000.

  Acquired research and development

  At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

  Biovail is continuing the development programs for the various products previously being developed for Intelligent Polymers. Two of these developmental programs are now in Phase III clinical trials (tramadol and buspirone), and another (bupropion) has been licensed to GlaxoSmithKline plc ("GSK") as described in note 25 — Research and Development Arrangements.

  Intangible asset

  Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right was included in the value of the net liabilities assumed of Intelligent Polymers.

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

	2000 $	1999 $
Total revenue	255,946	143,492
Net loss	(13,171)	(345,391)
Basic and diluted loss per share	(0.10)	(3.37)

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

  Cardizem®

  Description of acquisition

  On December 28, 2000, the Company acquired the North American rights to Cardizem® from Aventis Pharmaceuticals, Inc. and its affiliates ("Aventis"). Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all of the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in Cardizem® effective December 31, 2000, and obtained full legal rights and title on December 31, 2001, following the completion of the payments described below.

  The purchase price for Cardizem® was $409,500,000 in cash comprised of an initial payment of $239,500,000, and the balance of $170,000,000 payable equally over the four quarters of 2001. In accordance with APB No. 21, "Interest on Receivables and Payables", the remaining payments were present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, and was allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

  Manufacturing and transitional services agreements

  In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis. The terms of these agreements are summarized as follows:

  Aventis will manufacture and package, or cause another party to manufacture and package, Cardizem® for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture Cardizem® on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional amounts under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003, respectively, which are not directly attributable to any specified manufacturing volume and are incremental to the existing fair value supply price per unit.

  Aventis agreed to reimburse the Company the sum of $21,000,000 for transitional expenses incurred by the Company. During 2001, the Company applied $11,275,000 of the sum to recompense the $5,000,000 paid under the manufacturing agreement, as described above, and the balance as a reimbursement of other incremental transitional costs incurred. The remaining $9,725,000 has been recorded in accrued liabilities and has been specifically allocated to the future payments under the manufacturing agreement and for other unconditional obligations assumed from Aventis at the time of the acquisition.

  Pro forma information

  The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company including the contribution from Cardizem® as if the acquisition had occurred on January 1, 1999. The contribution includes only direct expenses related to Cardizem® and, as such, does not include any allocation of indirect selling, general and administrative expenses. A full year of amortization, and interest expense on advances under the revolving term credit facility, is included in the consolidated results of both periods presented. Included in the consolidated results of 1999 is the amortization of the imputed interest on the Cardizem® obligation.

	2000 $	1999 $
Total revenue	567,325	819,964
Net income	2,254	306,266
Basic earnings per share	0.02	2.99
Diluted earnings per share	0.02	2.83

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution from Cardizem® been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

  DJ Pharma (renamed Biovail Pharmaceuticals, Inc.)

  Description of acquisition

  On October 6, 2000, the Company acquired DJ Pharma for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. In accordance with FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation," the total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on the ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the consolidated financial statements of the Company from October 6, 2000.

  DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura included a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company ("Eli Lilly"); a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

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

  Product rights

  At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provided the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002, in return for payment of certain license fees based on a percentage of net sales, subject to annual minimums and maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma was to obtain Dura's rights to Dura-Vent worldwide, and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert back to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

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

  In 2001, the Company recorded a write-down in the net book values of the Keftab and Dura-Vent product rights as described in note 17 — Write-Down of Assets.

  Deferred compensation

  DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totalling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for income tax purposes. In accordance with Emerging Issues Task Force Issue 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested", the assets of the trust have been consolidated with the accounts of the employer in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. Changes in the value of the assets held by the trust are recorded in net income (loss) each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

  Pro forma information

  The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and DJ Pharma as if the acquisition had occurred on January 1, 1999. A full year of amortization is included in the consolidated results of both periods presented.

	2000 $	1999 $
Total revenue	341,382	209,645
Net loss	(158,081)	(114,208)
Basic and diluted loss per share	(1.23)	(1.11)

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

  Year ended December 31, 1999

  Fuisz Technologies Ltd. (renamed Biovail Technologies Ltd.)

  Description of acquisition

  On November 12, 1999, the Company completed the acquisition of Fuisz Technologies Ltd. ("Fuisz") for $171,154,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM®, Shearform® and other drug delivery technologies (the "Fuisz Technology").

  Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

  By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 6,176,620 common shares, with a fair value of $88,243,000. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's common shares before and after the date of the merger agreement on July 25, 1999.

  Purchase price allocation

  The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The equity loss for this period amounted to $58,399,000, and included the Company's proportionate share of acquired research and development. The assets, liabilities, revenues and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

  The purchase price of $171,154,000, which includes acquisition costs of $7,346,000, was allocated as follows:

$
Acquired research and development	137,470
Current assets	60,617
Assets held for disposal	20,000
Buildings and equipment	16,893
Intangible assets	358
Workforce	2,041
Core technology	11,185
Goodwill	30,481
Current liabilities	(21,820)
Debt assumed	(86,071)

Purchase price	171,154

  Included in the provision for restructuring costs related to the acquisition of Fuisz, established by the Company at the date of acquisition, was a $10,000,000 reserve for the settlement of a pre-acquisition contract. The settlement of this contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the reserve was based on the information available to the Company at that time in accordance with SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". The reserve was included in the determination of the net assets of Fuisz acquired. During 2000, the Company entered into a final settlement of this preacquisition contract. Also during 2000, the Company issued 27,000 additional common shares in relation to the acquisition of Fuisz with a fair value of $386,000. The cash settlement of the contract and the issuance of additional common shares resulted in an additional amount of $7,460,000 that has been allocated to goodwill acquired.

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

  Two of the projects had been submitted for approval with the applicable regulatory authorities. One project was submitted to the FDA in June 1998 and the other was submitted to the U.K. Medical Control Agency in April 1998. The remaining fifteen projects were expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the succeeding eighteen months.

  The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942,000,000 per annum, estimated costs to completion of those products were approximately $9,500,000 and a discount rate of 28% was used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved ongoing formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

  In 2000, one of the products under development at the acquisition date received approvals for marketing in the United Kingdom and Australia. The product, a rapid dissolve form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz Technology. Subsequently, Biovail terminated substantially all of the developmental projects Fuisz had been working on and re-directed the developmental efforts of that organization to formulating a specific number of FlashDose® products targeting Biovail's therapeutic areas of focus. These new Biovail programs utilize some or all of the Fuisz Technology.

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

  On December 1, 1999, with an effective date of January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. The Company recognized no gain or loss on this transaction as Clonmel was included at its fair value in the purchase price allocation at November 12, 1999.

5.    CASH AND CASH EQUIVALENTS

	2001 $	2000 $
Cash and bank certificates of deposit	235,038	65,784
Money market funds and corporate debt securities	70,729	59,360
Canadian and U.S. government securities	129,124	—

	434,891	125,144

  The Company invests its excess cash in high quality (investment grade 'AA' or better) government and corporate debt securities.

6.    ACCOUNTS RECEIVABLE

	2001 $	2000 $
Trade (net of allowance for doubtful accounts of $7,085,000 and $4,049,000 for 2001 and 2000, respectively)	86,325	98,442
Royalties	6,313	3,565
Other	3,918	3,843

	96,556	105,850

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Three customers accounted for 51% and 61% of trade and royalties receivable at December 31, 2001 and 2000, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.

7.    INVENTORIES

	2001 $	2000 $
Raw materials	12,110	7,140
Work in process	5,818	5,079
Finished goods	20,578	11,889

	38,506	24,108

8.    LONG-TERM INVESTMENTS

	2001 $	2000 $
Hemispherx Biopharma, Inc. (i)	1,285	1,357
Western Life Sciences Venture Fund LP (ii)	628	—
Other	442	204

	2,355	1,561

  (i)
  Hemispherx Biopharma, Inc.

    In February 2000, the Company invested $2,250,000 in common shares of Hemispherx Biopharma, Inc. ("Hemispherx"). The investment represents approximately 1% of the outstanding common shares of Hemispherx and has been classified as being available-for-sale. At December 31, 2001, the investment in Hemispherx was written-down to its fair market value based on the quoted market price of $1,285,000.

  (ii)
  Western Life Sciences Venture Fund LP

    In December 2001, the Company invested $628,000 in a limited partnership under the name of Western Life Sciences Venture Fund LP (the "Fund"). The Company has committed to an aggregate capital contribution to the Fund of approximately $6,280,000. The remaining commitment will be paid in tranches as monies are required by the Fund for investments or expenses. The Fund intends to use its capital to invest in companies engaged in the early stage and second stage of the development of human biotechnology, primarily pharmaceutical, biological and nutraceutical products, as well as medical devices.

    The Company has the exclusive right to determine if it has an interest in the potential product or products of a prospective investee company, and to make a proposal to the investee company for the distribution, sales, marketing or licensing of a particular product or products.

    Net income and net losses of the Fund for any fiscal period, and distribution of distributable cash, will be allocated to the Company on a pro rata basis in accordance with the terms of the Limited Partnership agreement.

9.    PROPERTY, PLANT AND EQUIPMENT

	2001		2000
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	7,357	—	4,419	—
Buildings	27,154	5,116	19,489	4,553
Machinery and equipment	43,225	14,168	30,054	10,701
Other equipment and leasehold improvements	37,603	10,474	20,233	6,400

	115,339	29,758	74,195	21,654
Less accumulated depreciation	29,758		21,654

	85,581		52,541

  At December 31, 2001 and 2000, the cost of property, plant and equipment included $24,701,000 and $1,676,000, respectively, of assets under construction, or awaiting FDA approval, and not available for productive use. Interest capitalized amounted to $1,089,000 in 2001, and nil in 2000 and 1999.

  Depreciation expense amounted to $9,386,000, $8,096,000 and $4,138,000 in 2001, 2000 and 1999, respectively.

10.  GOODWILL

	2001 $	2000 $
Cost	107,321	109,408
Less accumulated amortization	10,844	6,303

	96,477	103,105

  Amortization expense amounted to $5,583,000, $2,850,000 and $2,018,000 in 2001, 2000 and 1999, respectively.

11.  INTANGIBLE ASSETS

	2001 $	2000 $
Workforce	7,241	7,241
Core technology	11,185	11,185
Brand names, product rights and royalty interests
Cardizem®	406,070	406,070
Keftab, Dura-Vent, Rondec and Cedax	75,177	154,089
Adalat	51,459	64,720
Tiazac®	15,000	15,000
Other	33,660	22,217

	599,792	680,522
Less accumulated amortization	43,432	13,091

	556,360	667,431

  Amortization expense amounted to $40,318,000, $10,042,000 and $2,031,000 in 2001, 2000 and 1999, respectively.

  Adalat

  On October 4, 1999, Biovail and Elan Corporation, plc ("Elan") entered into a licensing and supply agreement whereby Biovail obtained a license to distribute Elan's generic version of Adalat CC, 30 mg dosage ("Adalat"), in exchange for royalties based upon a percentage of sales. The Company first launched Adalat in March 2000. Elan manufactures and supplies Adalat to Biovail.

  On December 29, 2000, Biovail and Elan agreed to certain amendments to the licensing and supply agreement (the "Amended Agreement"). The initial term of the Amended Agreement is fifteen years from the date of first commercial sale. Under the terms of the Amended Agreement, Biovail will pay to Elan annual minimum license payments, exclusive of the direct manufacturing cost of Adalat purchased from Elan.

  The minimum license payments were capitalized as a product right, with a corresponding long-term obligation to Elan. In accordance with APB No. 21, the value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000 resulting in a discount of $8,780,000. The product right will be amortized over its estimated useful life, which is the remaining initial term of the Amended Agreement. At the end of the initial term, the Amended Agreement continues automatically for subsequent two-year periods, unless terminated by either party.

  Under the terms of the Amended Agreement, Biovail was entitled to recover $15,000,000 in the form of a 50% reduction of the minimum license payments otherwise payable to Elan. During 2001, this amount was recorded as proceeds on reduction in intangible assets.

  If in any one or more of the calendar years 2005 to 2009 sales of Adalat are in excess of the amounts prescribed in the Amended Agreement, Biovail will pay to Elan a prescribed percentage of the amount by which the sales of Adalat for that year exceeds the corresponding prescribed amount.

12.  ACCRUED LIABILITIES

	2001 $	2000 $
Accrued product returns, rebates and chargebacks	27,945	16,895
Cardizem® transitional expenses	9,725	—
Employee costs	9,708	5,696
Professional fees	3,523	2,438
Royalties	3,466	3,355
Provision for restructuring costs	1,227	3,482
Interest	2	426
Other	4,393	3,160

	59,989	35,452

  At December 31, 2001, the provision for restructuring costs was comprised of $227,000 (2000 — $1,602,000) related to the acquisition of DJ Pharma, and $1,000,000 (2000 — $1,880,000) related to the acquisition of Fuisz. These costs were included in the determination of the net assets of DJ Pharma and Fuisz acquired. The reduction in the provision was the result of cash payments made during 2001.

13.  DEFERRED REVENUE

	2001 $	2000 $
Up-front research and development fees	33,289	18,600
Up-front licensing and other fees	14,022	21,642
Customer prepayments	2,819	13,992

	50,130	54,234
Less current portion	27,030	26,334

	23,100	27,900

  At December 31, 2001, up-front research and development fees included $11,500,000 (2000 — nil) in fees received from GSK and $6,689,000 (2000 — nil) in fees received from a privately owned developer as described in note 25 — Research and Development Arrangements.

14.  LONG-TERM OBLIGATIONS

	2001 $	2000 $
Adalat obligation (i)	38,626	58,090
Deferred compensation	7,535	8,311
Revolving term credit facility (ii)	—	210,000
Cardizem® obligation (iii)	—	161,828
Non-interest bearing government loan (iv)	—	470
Other debt	—	45

	46,161	438,744
Less current portion	12,592	182,564

	33,569	256,180

  (i)
  Adalat obligation

    The obligation reflects the minimum license payments assumed under the Amended Agreement for Adalat. The obligation, which is non-interest bearing, was discounted by $8,780,000 based on an imputed interest rate of approximately 8%. The remaining installments accrue quarterly in the following gross annual amounts: 2002 — $14,000,000; 2003 — $10,000,000; 2004 — $8,000,000; and 2005 — $8,000,000.

  (ii)
  Revolving term credit facility

    On December 27, 2000, the Company entered into a definitive agreement with the Bank of Nova Scotia (the "Bank") for a $300,000,000 revolving term Senior Secured Credit Facility (the "Credit Facility"). The Credit Facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, the Credit Facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of the Credit Facility which in aggregate exceeded the original commitment. The Credit Facility is revolving in nature for the initial term of 364 days, and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 26, 2002. If the Lenders elect not to further extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly installments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

    Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on acquisition, capital and debt restructuring related activity exceeding established thresholds. Upon a change in control, the holders of the Credit Facility have the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

    Borrowings may be by way of U.S. dollar London Interbank Offering Rate ("LIBOR") or U.S. Base Rate advances or Canadian dollar Prime Rate or Bankers' Acceptance ("BA") advances. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of Base Rate and Prime Rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rates of interest at December 31, 2001 and 2000 were 3.25% and 8.84%, respectively.

  (iii)
  Cardizem® obligation

    The obligation of $170,000,000 was assumed on the acquisition of Cardizem®. The obligation, which was non-interest bearing, was discounted by $8,172,000, based on an imputed interest rate of approximately 8%. The obligation was payable in quarterly installments of $42,500,000 on March 30, June 29, September 28 and December 28, 2001.

  (iv)
  Non-interest bearing government loan

    The non-interest bearing government loan was payable to Western Economic Diversification, a Canadian federal government agency. The final payment was made in 2001.

  Interest

  Interest expense on long-term obligations amounted to $20,195,000, $3,059,000 and $13,594,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest expense in 2001 included an amount of $10,999,000 related to the amortization of the discounts on the Adalat and Cardizem® obligations.

  Principal repayments

  Principal repayments on long-term obligations for the years ending December 31 are as follows:

$
2002	12,592
2003	9,219
2004	7,388
2005	7,466
2006	1,961
Thereafter	7,535

46,161

15.  CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

  Description

  The Company issued under an indenture dated March 22, 2000 (the "Indenture"), 6,000,000 Convertible Subordinated Preferred Equivalent Debentures, due on March 31, 2025 (the "Debentures") for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. The Debentures were unsecured and subordinated to all senior indebtedness, as defined, of the Company. At the holders' option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share. During 2000, Debentures of $15,000 aggregate principal amount were converted into 494 common shares of the Company.

  At December 31, 2000, the fair value of the Debentures, based on the quoted market price, was $428,979,000.

  Surrender

  During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173,845,000 aggregate principal amount of outstanding Debentures. The Company recorded a debt conversion premium of $23,682,000, which represented the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the Indenture.

  The Company recorded an increase to common shares of $192,623,000, which included the debt conversion premium combined with the carrying value of the Debentures on the date of surrender of $168,941,000. The carrying value of the Debentures was comprised of the aggregate principal amount of the Debentures plus accrued and unpaid interest to the date of surrender of $1,250,000, reduced by the proportionate unamortized deferred financing costs related to the Debentures of $6,154,000.

  Redemption

  In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate principal amount of Debentures on November 27, 2001 (the "Redemption Date") under the terms of the special redemption provisions of the Indenture. Accordingly, holders were entitled to receive a cash payment of $53.375 for each $50 Debenture plus accrued and unpaid interest to the Redemption Date. Holders were also entitled to receive an additional cash payment equal to the present value of the aggregate amount of interest that would have been paid on the Debentures from the Redemption Date to March 31, 2003 (the "Additional Payment"). The Additional Payment was payable on all the Debentures called for redemption whether or not those Debentures were converted into common shares of the Company prior to the Redemption Date. Accrued and unpaid interest at the Redemption Date plus the Additional Payment amounted to $4.98 for each Debenture.

  Prior to the Redemption Date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded a debt conversion premium of $11,241,000, which represented the aggregate Additional Payment.

  The Company recorded an increase to common shares of $121,636,000 comprised of the aggregate principal amount of the remaining Debentures, reduced by $108,000 aggregate principal amount of Debentures redeemed for cash on the Redemption Date, and the proportionate unamortized deferred financing costs related to the Debentures of $4,396,000.

  Interest

  The Debentures bore interest at 6.75%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Interest expense on the Debentures amounted to $14,862,000 and $15,750,000 in 2001 and 2000, respectively.

16.  SHAREHOLDERS' EQUITY

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

  Share offerings

  In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

  In March 2000, concurrent with the offering of the Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

  In October 1999, the Company completed a share offering by issuing 20,360,000 common shares for gross proceeds of $259,590,000 less issue costs of $13,538,000.

  Stock repurchase program

  In September 2001, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $105,633,000, was charged to the deficit.

  During 1998, the Company implemented a stock repurchase program under which the Company was able to purchase up to 10% of its issued and outstanding common shares. During 1999, 2,930,800 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $29,976,000, was charged to the deficit.

  Stock Option Plan

  Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in October 2000 and December 1999, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

  The options' vesting terms vary based on the type of options. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

  Options granted after January 1, 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on March 1st and expire not later than seven years from the date of the grant.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2001 taking into effect the 2 for 1 stock splits in October 2000 and December 1999:

	Options (000s)	Weighted average exercise price $
Outstanding balance, December 31, 1998	8,841	6.91
Granted	3,369	18.57
Exercised	(1,334)	5.72
Forfeited	(429)	7.37

Outstanding balance, December 31, 1999	10,447	10.81
Granted	2,345	27.06
Exercised	(2,436)	5.79
Forfeited	(307)	18.29

Outstanding balance, December 31, 2000	10,049	15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53

  The following table summarizes information about options outstanding at December 31, 2001:

Range of exercise prices $	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Exercisable (000s)	Weighted average exercise price $
0.81 - 3.52 (i)	221	8.0	3.03	73	3.03
5.50 - 7.75	1,784	0.9	7.70	1,760	7.71
8.75 - 12.77	852	2.0	9.39	756	9.48
17.50 - 25.00	2,173	4.9	22.13	1,999	22.10
27.72 - 40.00	979	5.9	35.32	127	35.14
41.00 - 48.13	244	4.9	44.05	38	43.61

	6,253		18.53	4,753	14.99

(i)
These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement as described in note 4 — Acquisitions.

  The Company accounts for compensation expense for members of the Plan under the provisions of APB No. 25. Had compensation cost for the Plan been determined based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated below:

	2001 $	2000 $	1999 $
Net income (loss) as reported	87,448	(147,976)	(109,978)
Estimated stock-based compensation costs	12,216	16,680	7,534

Pro forma net income (loss)	75,232	(164,656)	(117,512)
Pro forma earnings (loss) per share
Basic	0.55	(1.28)	(1.15)
Diluted	0.50	(1.28)	(1.15)

  The fair values of all options granted during 2001, 2000 and 1999 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected option life (years)	4.0	4.2	3.8
Volatility	36.9%	41.1%	49.1%
Risk-free interest rate	5.2%	5.8%	5.7%

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

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration the 2 for 1 stock splits in December 1999 and October 2000, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

  Executive Stock Purchase Plan

  In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. These loans are full recourse and are secured by the common shares purchased pursuant to these loans and bear interest at a rate equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earlier of: (a) September 30, 2003; (b) 30 days following the termination or cessation of the executive officer's employment with the Company; or (c) where the executive officer disposes of common shares of the Company with a value equal to, or greater than, the loan.

  Warrants outstanding

  In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. On September 30, 1999, the units separated and Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants are exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2001, the Company issued 27,600 common shares for proceeds of $276,000 on the exercise of 6,900 warrants. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders approximately $2 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

  During 2000, the Company issued 601,000 common shares for proceeds of $6,010,000 on the exercise of 150,250 warrants.

  At December 31, 2001, 2,822,050 (2000 — 3,587,250) warrants to purchase 11,288,200 (2000 — 14,349,000) common shares were outstanding.

17.  WRITE-DOWN OF ASSETS

  In 2001, the Company recorded an $80,482,000 non-cash charge related to the write-down of the following assets:

  On March 7, 2001, Eli Lilly announced a voluntary recall of Keftab tablets due to problems with the product's stability. Eli Lilly is under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, the product's manufacturing problems had yet to be resolved by Eli Lilly. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written-down to the estimated recoverable value of $10,000,000. The Company recorded a related non-cash charge of $54,565,000.

  The Company believes Eli Lilly is responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company has commenced a legal action against Eli Lilly in which Biovail is seeking substantial damages as a result of Eli Lilly's voluntary recall of Keftab. The Company has not recorded any contingent amounts related to this action because it cannot ascertain what the outcome of this action will be.

  In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to the Company by a third party. These supply interruptions have caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written-off. The Company recorded a related non-cash charge of $18,966,000.

  The Company determined that the intangible asset associated with the acquisition of Intelligent Polymers was no longer necessary to its development efforts and the remaining value of the intangible asset should be written-off. The Company recorded a related non-cash charge of $4,000,000.

  The Company recorded other write-downs of intangible assets and the investment in Hemispherx totalling $2,951,000.

18.  INCOME TAXES

  The components of the provision for income taxes are as follows:

	2001 $	2000 $	1999 $
Current	13,835	5,610	4,215
Deferred	1,450	3,750	—

	15,285	9,360	4,215

  The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income (loss) before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2001 $	2000 $	1999 $
Income (loss) before provision for income taxes	102,733	(75,077)	(105,763)
Expected Canadian statutory rate	42.12%	44.39%	44.81%

Expected provision for (recovery of) income taxes	43,271	(33,327)	(47,392)
Non-deductible amounts
Goodwill and other amortization	14,600	1,265	904
Acquired research and development	—	92,519	47,311
Equity loss	—	—	26,169
Foreign tax rate differences	(100,619)	(58,379)	(35,120)
Unrecognized income tax benefit of losses	24,524	5,922	7,983
Increase in valuation allowance	32,236	—	—
Other	1,273	1,360	4,360

	15,285	9,360	4,215

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Deferred income taxes have been provided on the following temporary differences:

	2001 $	2000 $
Deferred tax assets
Tax loss carryforwards	40,315	39,837
Scientific Research and Experimental Development ("SR&ED") pool	13,881	16,664
Investment tax credits	12,802	11,180
Deferred financing and share issue costs	19,602	9,320
Plant, equipment and technology	4,547	1,123
Reserves	4,372	1,455
Intangible assets	2,889	—
Other	4,062	2,385

Total deferred tax assets	102,470	81,964
Less valuation allowance	(98,685)	(43,250)

Net deferred tax assets	3,785	38,714

Deferred tax liability
Intangible assets	3,785	38,714

Net deferred income taxes	—	—

  In accordance with SFAS No. 109, at the date of acquisition of DJ Pharma the Company recognized deferred tax liabilities of $33,903,000 and deferred tax assets of $1,011,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill. The Company also recognized the available tax benefit of previously existing U.S. federal tax loss carryforwards, through a $32,892,000 reduction in the valuation allowance, an amount equal to the net taxable temporary differences of DJ Pharma. During 2001 and 2000, the Company utilized $1,450,000 and $3,750,000, respectively, of pre-acquisition U.S. federal tax loss carryforwards of Fuisz to reduce taxes on income earned by DJ Pharma since the date of acquisition. The utilization of these loss carryforwards resulted in a corresponding reduction in the value of the Fuisz goodwill acquired.

  At December 31, 2001, the Company has accumulated tax losses of approximately $30,100,000 available for federal and approximately $42,400,000 available for provincial purposes in Canada, which expire from 2004 to 2008. The Company also has approximately $12,800,000 of unclaimed Canadian investment tax credits, which expire from 2003 to 2011. The losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively.

  The Company has accumulated tax losses of approximately $77,800,000 for federal and state purposes in the United States, which expire from 2012 to 2021. The losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred.

  In addition, the Company has pooled SR&ED expenditures amounting to approximately $46,100,000 available to offset against future years' taxable income from the Canadian operations, which may be carried forward indefinitely.

19.  EXTRAORDINARY ITEM

  In March 2000, the Company repurchased all of its outstanding 10 7/8% U.S. Dollar Senior Notes due on November 15, 2005 (the "Senior Notes") at a redemption price of 112.820% of the principal amount, plus accrued interest. The aggregate consideration paid to repurchase the Senior Notes was $141,017,000. In accordance with SFAS No. 4, "Reporting Gains and Losses From Extinguishment of Debt", the premium paid of $16,017,000 together with the unamortized deferred financing costs on the Senior Notes of $4,022,000, are reported as an extraordinary item in the consolidated statements of income (loss).

20.  EARNINGS (LOSS) PER SHARE

  In accordance with SFAS No. 128, "Earnings per Share", earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Earnings (loss) per share, for all periods presented, were calculated using the weighted average number of common shares outstanding during the year, as follows:

	2001	2000	1999
Basic earnings (loss) per share
Net income (loss)	$87,448	$(147,976)	$(109,978)
Weighted average number of common shares outstanding (000s)	136,928	128,824	102,542

Basic earnings (loss) per share	$0.64	$(1.16)	$(1.07)

	2001	2000	1999
Diluted earnings (loss) per share
Net income (loss)	$87,448	$(147,976)	$(109,978)
Weighted average number of common shares outstanding (000s)	136,928	128,824	102,542
Dilutive effect of warrants and stock options (000s)	13,762	—	—

Adjusted weighted average number of common shares outstanding (000s)	150,690	128,824	102,542

Diluted earnings (loss) per share	$0.58	$(1.16)	$(1.07)

  For 2000 and 1999, all warrants and stock options were excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive. For all periods presented, the potential dilutive effect of warrants and stock options on the weighted average number of common shares outstanding was as follows:

	2001	2000	1999
Weighted average number of common shares outstanding (000s)	136,928	128,824	102,542
Dilutive effect of warrants (000s)	10,183	9,657	3,315
Dilutive effect of stock options (000s)	3,579	5,031	2,317

Adjusted weighted average number of common shares outstanding (000s)	150,690	143,512	108,174

  For 2001 and 2000, the Debentures have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

21.  COMMITMENTS

  Operating leases

  The Company occupies certain facilities under lease arrangements and leases certain equipment. Rental payments amounted to approximately $5,200,000, $4,800,000 and $700,000 in 2001, 2000 and 1999, respectively.

  Future minimum lease payments under operating leases for the years ending December 31 are as follows:

$
2002	4,973
2003	2,644
2004	2,482
2005	1,748
2006	1,134
Thereafter	2,299

22.  CASH FLOW INFORMATION

  Net change in non-cash operating items

	2001 $	2000 $	1999 $
Accounts receivable	4,778	(35,950)	(9,973)
Inventories	(14,341)	(3,886)	(1,560)
Deposits and prepaid expenses	(1,296)	(1,673)	267
Accounts payable	1,138	(5,432)	9,214
Accrued liabilities	24,489	(9,840)	7,399
Income taxes payable	10,649	3,779	2,604
Deferred revenue	(4,103)	5,772	346

	21,314	(47,230)	8,297

  Acquisitions of businesses, net of cash acquired

	2001 $	2000 $	1999 $
Cardizem®	—	(239,652)	—
Intelligent Polymers	—	(202,441)	—
DJ Pharma	—	(162,802)	—
Fuisz	—	(17,250)	(43,720)

	—	(622,145)	(43,720)

  Non-cash investing and financing activities

	2001 $	2000 $	1999 $
Issuance of common shares on surrender and redemption of Debentures	(314,259)	—	—
Unrealized holding loss on long-term investments	72	893	—
Long-term obligation assumed on acquisition of Cardizem®	—	(161,828)	—
Accrued acquisition costs related to Cardizem®	—	(4,000)	—
Long-term obligation assumed on license of Adalat	—	(58,090)	—
Issuance of common shares on acquisition of Fuisz	—	—	(88,243)

	(314,187)	(223,025)	(88,243)

  Cash paid during the year

	2001 $	2000 $	1999 $
Interest paid	22,837	20,546	14,526
Debt conversion premium paid	11,241	—	—
Income taxes paid	4,380	1,889	1,831

23.  RELATED PARTY TRANSACTIONS

  In June 2001, the Company acquired a corporate aircraft from an entity controlled by the Chairman of the Company's Board of Directors for cash consideration of $10,475,000. The exchange amount was established based on comparable market prices for the aircraft at the time of acquisition.

  In March 2001, the Company loaned $600,000 to one of its executive officers. The loan is secured by a charge on the officer's personal residence. The loan does not bear interest until March 1, 2004 and thereafter bears interest at a rate equal to the Company's rate of borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

24.  LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and claims in which the Company routinely becomes involved but which individually and collectively are not material.

  The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February, 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. Biovail believes that it has a meritorious action and that it will recover damages consisting of lost sales.

  The Company has commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because it has been unable to supply a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in its legal action to pursue those claims with dispatch.

  A plaintiff recently commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Duravent, a product currently being marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended.

  On or about February 15, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied. Biovail has asserted defenses which it believes are meritorious. Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx' product infringes Dov Pharmaceutical's '463 Patent over which Biovail has exclusive patent rights. This action has been proceeding through the normal litigation channels. Nevertheless, the Company and Andrx have entered into a Letter Agreement which, if finalized, would result in an overall settlement of a number of disputes between them.

  Biovail and Andrx are currently negotiating a definitive Agreement pursuant to the Letter Agreement, but it is premature to say whether a final Agreement will be completed.

  The Federal Trade Commission ("FTC") has been conducting investigations relating generally to the introduction of generic products, and more specifically with respect to the proposed introduction of generic versions of Tiazac and Adalat CC. Biovail has been engaged in cooperating with the FTC and in providing information to it to demonstrate that the Company's actions have been proper and in compliance with the law. Biovail has recently settled with the FTC through a Consent Decree (without any admission of impropriety)

  the issues with respect to the FTC's investigation into the introduction of a generic version of Tiazac. As a result of the Consent Decree with the FTC, the Company has discontinued its patent infringement case with respect to the '463 Patent. The Company has also de-listed the '463 patent from the FDA's "Approved Drug Products with Therapeutic Equivalence Evaluations". The FTC's other investigation relating to the introduction of generic versions of Adalat CC is continuing and, while the FTC staff have made an initial recommendation to proceed against the Company with an administrative proceeding, the Company is continuing to provide information to the FTC and plans to make formal submissions to the individual Commissioners to demonstrate that the Company's actions were, and are, proper.

  Several class action Complaints have been filed against the Company in which these Plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac. The Company has not yet filed an Answer but it believes that the Complaints are totally without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA. The Company will be vigorously defending these actions.

  RhoxalPharma Inc. has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis Pharmaceuticals Inc. ("Aventis") in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

25.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

  In the ordinary course of business, the Company enters into research and development arrangements with third parties to provide formulation and other services for its products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments or royalty payments from the future sale of the products under development, or some combination of these. In addition, in the ordinary course of business the Company enters into research and development arrangements with third parties whereby the Company provides contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these. The Company recorded research and development revenue from third parties of $14,596,000, $66,834,000 and $48,232,000 in 2001, 2000 and 1999, respectively. The total cost of providing these services to these third parties was $7,596,000, $41,522,000 and $27,462,000 in 2001, 2000 and 1999, respectively.

  On October 26, 2001, Biovail and GSK entered into a development and co-promotion agreement for bupropion hydrochloride ("HCl"). Under the terms of the agreement, Biovail has licensed to GSK a novel controlled release, once-daily formulation of bupropion HCl ("Wellbutrin Once Daily") for sale and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed for the treatment of depression as Wellbutrin by GSK, is currently sold in sustained-release ("SR"), twice-daily, and immediate release ("immediate release"), four-times daily, dosage formats. Under the terms of the Wellbutrin Once Daily agreement, Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once Daily. GSK and Biovail intend to file a New Drug Application ("NDA") for Wellbutrin Once Daily with the FDA during mid-2002. When and if FDA approval is received, Biovail will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once Daily in the United States when and if FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK will pay Biovail up to $61,500,000 in six quarterly increments starting with the first increment of $11,500,000 payable within 30 days of the receipt of approval under the Hart-Scott-Rodino ("HSR") Act in the United States. The remaining five quarterly increments, of up to $10,000,000 each, will be received in each of the five calendar quarters following GSK's acceptance of the Wellbutrin Once Daily formulation. The receipt of each of the remaining quarterly increments is dependent on Biovail performing prescribed detailing activity, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter.

  HSR Act approval was received effective December 7, 2001 and, accordingly, Biovail was entitled to receive the first increment of $11,500,000. At December 31, 2001, this amount has been recorded in deferred revenue and will be recognized as revenue relative to the development and co-promotion services provided.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. Upon termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the quarterly increment for any quarter in which termination of the agreement becomes effective or for any quarter thereafter. All rights to Wellbutrin Once Daily granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin IR and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin Once Daily.

  During 2001, the Company entered into arrangements with unrelated third party formulating and product development companies. These arrangements target the Company's therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, the Company will supply access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  In 2001, the Company and a developer entered into a research and development arrangement, whereby parties will collaborate on the development of a product targeting one of the Company's stated therapeutic areas of focus. The Company provides contract research services consistent with contractual relationships the Company has with other third parties. If the developer is successful in its product development efforts and if the Company elects to move forward with the program, the Company will fund the clinical trials related to the product and will make milestone payments of up to $10,000,000 to the developer upon the attainment of certain events. Upon the completion of the development of the product, the Company will have the right to manufacture and sell the products developed and the developer will be entitled to royalties from the net sales of the product by the Company.

  The Company also entered into a product development agreement whereby another developer will formulate and develop a controlled release product utilizing the Company's and their own proprietary technologies. The Company will make milestone payments of up to $500,000 to the developer upon the attainment of certain events. Upon the completion of the development of the product, the Company has the right to manufacture and sell the products developed and has an option to enter into a separate manufacturing and supply agreement. If the Company does not exercise its option, then the developer will be entitled to royalties from the net sales of the product by the Company.

  The Company has also entered in an agreement whereby a third developer is responsible for the formulation and development of a portfolio of products utilizing the Company's technologies. The developer contracts directly with third parties, and potentially the Company, to conduct the contract research and development services. The Company provides advisory services and contract research services consistent with contractual relationships the Company has with other third parties. Upon the completion of the development of the products, the Company will have the right to manufacture and sell the products and the developer will be entitled to royalties from the net sales of each product by the Company, or its licensees, for a period of ten years from the launch of each product. The Company has an option to acquire the developer's interest in the products or to acquire the developer. If the Company elects to exercise its option to acquire the entity, the Company would be responsible for the developer's third party liabilities.

  In total, the Company earned revenue from providing advisory and contract research services to the developers of $3,448,000 in 2001. The cost of providing these services to the developers was $2,938,000, and the Company incurred other development costs related to these agreements of $2,191,000 and was also reimbursed amounts at cost of $1,395,000 in 2001.

  In early 2002, the Company entered into two additional arrangements as described in note 27 — Subsequent Events.

  In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for the formulation, development, manufacture and supply of a novel controlled release formulation of the anti-depressant citalopram.

  Under the terms of the agreement, Lundbeck paid the Company product development fees in an aggregate amount of $8,500,000, subject to certain milestones. In 2001, the Company completed the services in respect of the final milestone and received the remaining

  $2,000,000 product development fee from Lundbeck. The Company received product development fees of $1,000,000 and $2,000,000 in 2000 and 1999, respectively.

  In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceuticals USA, Inc. ("Teva") for the development and marketing of certain generic oral controlled release products. As at December 31, 2001, generic versions of Trental, Cardizem CD, Adalat CC, Voltaren XR and Procardia XL have been approved by the FDA, and ANDAs for two others have been filed with the FDA. Pursuant to a separate agreement the Company earned $4,800,000 of research and development revenue from Teva in 1999.

26.  SEGMENTED INFORMATION AND MAJOR CUSTOMERS

  Organizationally, the Company's operations consist of three segments: Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

  The Product Sales segment covers sales of production from the Company's Puerto Rican and Canadian manufacturing facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

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

  The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expenses attributable to the business units. Corporate general and administrative expenses, interest income and expense, and debt conversion premiums are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Depreciation and amortization of administrative assets and goodwill are included as a component of unallocated general and administrative expenses. Write-downs of assets are included in segment operating income (loss).

  Information by reportable segments

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
2001
Revenue from external customers	537,138	14,596	31,529	583,263

Segment operating income (loss)	207,850	(47,498)	30,900	191,252
Unallocated amounts
General and administrative expenses				(20,096)
Interest expense, net				(33,500)
Debt conversion premiums				(34,923)

Income before provision for income taxes				102,733

Segment assets	733,805	44,188	19,245	797,238
Unallocated amounts
Cash and investments				406,504
Goodwill and other				127,741

				1,331,483

Segment capital expenditures, net	40,393	2,525	1,000	43,918
Unallocated amount				12,963

				56,881

Segment depreciation and amortization	41,960	3,641	2,044	47,645
Unallocated amount				9,222

				56,867

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
2000
Revenue from external customers	224,996	66,834	17,340	309,170

Segment operating income (loss)	115,404	(201,045)	17,054	(68,587)
Unallocated amounts
General and administrative expenses				(9,445)
Interest income, net				2,955

Loss before provision for income taxes				(75,077)

Segment assets	799,873	42,115	19,638	861,626
Unallocated amounts
Cash and investments				110,776
Goodwill and other				134,865

				1,107,267

Segment capital expenditures, net	31,402	1,916	4,000	37,318
Unallocated amount				6,279

				43,597

Segment depreciation and amortization	11,409	4,734	1,071	17,214
Unallocated amount				4,312

				21,526

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
1999
Revenue from external customers	99,526	48,232	24,706	172,464

Segment operating income (loss)	46,728	(92,769)	24,292	(21,749)
Unallocated amounts
General and administrative expenses				(18,411)
Equity loss				(58,399)
Interest expense, net				(9,152)
Gain on disposal of long-term investments, net				1,948

Loss before provision for income taxes				(105,763)

Segment assets	114,076	33,552	18,888	166,516
Unallocated amounts
Cash and investments				183,937
Goodwill and other				116,726

				467,179

Segment capital expenditures, net	18,137	2,562	—	20,699
Unallocated amount				400

				21,099

Segment depreciation and amortization	3,130	3,252	1,416	7,798
Unallocated amount				1,087

				8,885

  Geographic information

	Revenue(i)			Long-lived assets(ii)
	2001 $	2000 $	1999 $	2001 $	2000 $	1999 $
Canada	44,705	21,110	16,069	44,139	49,919	32,523
United States and Puerto Rico	528,722	226,559	116,566	231,763	298,345	66,183
Barbados and other Caribbean	3,448	53,224	28,972	475,381	496,853	27,711
Other countries	6,388	8,277	10,857	1,249	140	327

	583,263	309,170	172,464	752,532	845,257	126,744

(i)
Revenue is attributed to countries based on the location of customer.

(ii)
Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2001%	2000%	1999%
Customer A	16	30	43
Customer B	31	30	14
Customer C	—	17	17

  The following table identifies the segments reporting the combined revenue from the Company's major customers:

	Percentage of segment revenue
	2001%	2000%	1999%
Product sales	48	73	85
Research and development	14	86	64
Royalty and licensing	49	86	48

27.  SUBSEQUENT EVENTS

  Zovirax® products

  Biovail entered into an agreement with GSK for the exclusive distribution rights for prescription strength Zovirax® Ointment and, upon FDA approval, Zovirax® Cream, for the United States and Puerto Rico. Zovirax® is indicated for the treatment of herpes. Under the terms of the agreement, Biovail paid GSK $133,000,000 on January 2, 2002 for the distribution rights to the Zovirax® products effective January 1, 2002 until December 31, 2011. In the event of the termination of the bupropion HCl development agreement by either party, as described in note 25 — Research and Development Arrangements, Biovail would be required to pay GSK additional payments of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011 Biovail would be required to pay GSK additional payments based upon a percentage of Biovail's gross sales of the Zovirax® products during the immediately preceding calendar year.

  GSK will manufacture and supply Zovirax® Ointment, and Zovirax® Cream upon FDA approval, to Biovail. Biovail will begin promotional efforts related to Zovirax® Ointment in January 2002 and intends to launch Zovirax® Cream when and if FDA approval is received. In order to gain FDA approval for Zovirax® Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV marketing study for Zovirax® Cream.

  FIBROSTAT

  On January 4, 2002, the Company invested approximately $2,500,000 in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT in the United States. FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. Upon approval and commercialization of FIBROSTAT in the United States the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based upon a percentage of net sales of FIBROSTAT.

  The Company may require Procyon to redeem the preferred shares during the period from January 1, 2004 to December 31, 2006. Procyon may elect to redeem the preferred shares based upon prescribed conversion terms.

  Stock repurchase program

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company is able to repurchase up to 5% or approximately 7,850,000 of its issued and outstanding common shares. To

  April 17, 2002, an aggregate 5,657,100 common shares have been repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $46.01 for total consideration of $260,291,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $209,717,000, will be charged to the deficit.

  Teveten products

  On March 18, 2002, Biovail announced that it had acquired from Solvay Pharmaceuticals Marketing and Licensing AG ("Solvay") the exclusive marketing rights for Teveten and Teveten HCT in the United States. Teveten is an angiotensin-II receptor blocker ("ARB") and Teveten HCT is a combination formulation containing hydrochlorothiazide (collectively "Teveten"). Teveten is prescribed for the treatment of hypertension and is indicated for use either alone or in conjunction with other anti-hypertensive medications. The purchase price for Teveten was $94,000,000 in cash and Biovail will pay royalties to Solvay based upon a percentage of the net sales of Teveten in the United States. Under the terms of the agreement, Solvay will manufacture and supply Teveten to Biovail, and will assist Biovail in qualifying a site to enable Biovail or a third party selected by Biovail to manufacture Teveten for distribution in the United States. Solvay will pay a marketing allowance to Biovail, in of $2,500,000 per quarter for each calendar quarter during 2002 and 2003, to compensate Biovail for the re-launch and marketing of Teveten in the United States.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus, dated March 25, 2002, the Company issued $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due on April 1, 2010 (the "Notes"). The Notes were issued under an indenture dated March 28, 2002. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  Ethypharm S.A.

  On April 15, 2002, the Company announced that it entered into multiple agreements with Ethypharm S.A. ("Ethypharm") whereby Biovail has acquired a 15% equity interest in Ethypharm and the right to license six on going product development programs for marketing in North America. Biovail and Ethypharm have also entered into a cross-license agreement whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

  Under the terms of the stock purchase agreement, Biovail has invested approximately $65,000,000 to acquire 15% of the issued and outstanding shares of Ethypharm. Biovail has an option to purchase up to an additional 5% interest in Ethypharm at the same price for a specified period and another 5% interest over a three-year period at predetermined prices. This strategic investment will help finance Ethypharm's growth strategies and gives Biovail access to complementary drug delivery technologies, a strong intellectual property position and access to the pipeline products, several of which are in late stages of development.

  Under the terms of the product development and licensing agreement, Biovail has licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61,000,000 in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Under the terms of the agreement, Ethypharm is committed to accelerate the developmental activities of the six licensed products through completion of

  Phase III clinical trials and to support the technology transfer required to allow Biovail to efficiently and economically optimize the use of the Ethypharm technology in the manufacture and marketing of each product.

28.  COMPARATIVE FIGURES

  Prior to 2001, the Company included amortization expense as a component of cost of goods sold, research and development expenses, and selling, general and administrative expenses. In 2001, amortization expense increased substantially due to recent additions to intangible assets and acquisitions of businesses, and consequently the Company decided to present amortization as an individual line item within operating expenses. The reclassification of prior years' figures, to reflect the presentation adopted in 2001, did not change the total operating expenses or net operating losses as previously reported.

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in the current year.

AUDITORS' REPORT

To the Shareholders of
 Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

        On April 17, 2002, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.

(Signed) ERNST & YOUNG LLP
Chartered Accountants
Toronto, Canada,
April 17, 2002.

BIOVAIL CORPORATION
CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2001 $	2000 $
ASSETS
Current
Cash and cash equivalents (note 5)	434,891	125,144
Accounts receivable (note 6)	96,556	105,850
Inventories (note 7)	38,506	24,108
Deposits and prepaid expenses	6,643	5,347

	576,596	260,449

Long-term investments (note 8)	2,355	2,454
Property, plant and equipment, net (note 9)	85,581	52,541
Goodwill, net (note 10)	101,521	106,930
Intangible assets, net (note 11)	862,859	1,027,282
Other assets, net	14,114	11,311

	1,643,026	1,460,967

LIABILITIES
Current
Accounts payable	31,811	34,683
Accrued liabilities (note 12)	59,989	35,452
Income taxes payable	17,318	6,711
Deferred revenue (note 13)	27,030	26,334
Current portion of long-term obligations (note 14)	12,592	182,564

	148,740	285,744

Deferred revenue (note 13)	23,100	27,900
Future income taxes (notes 3 and 19)	12,200	52,033
Long-term obligations (note 14)	33,569	256,180

	217,609	621,857

SHAREHOLDERS' EQUITY
Convertible Subordinated Preferred Equivalent Debentures (note 15)	—	301,297
Common shares (note 16)	1,430,457	484,499
Stock options outstanding (note 16)	3,391	2,810
Executive Stock Purchase Plan loans (note 16)	(9,988)	—
Warrants outstanding (note 16)	6,221	7,912
Retained earnings (deficit)	(1,935)	43,067
Cumulative translation adjustment	(2,729)	(475)

	1,425,417	839,110

	1,643,026	1,460,967

Commitments and contingencies (notes 8, 21, 24 and 27)

On behalf of the Board:

(Signed) EUGENE N. MELNYK Chairman and Chief Executive Officer	(Signed) ROGER D. ROWAN Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2001 $	2000 $	1999 $
REVENUE
Product sales	537,138	224,996	100,026
Research and development	14,596	69,121	54,860
Royalty and licensing	31,529	17,340	10,206

	583,263	311,457	165,092

EXPENSES
Cost of goods sold	125,995	67,980	35,027
Research and development	51,017	51,709	32,954
Selling, general and administrative	111,362	59,317	28,950
Amortization	98,097	16,228	4,044
Write-down of assets (note 17)	80,482	—	—

	466,953	195,234	100,975

Operating income	116,310	116,223	64,117
Interest income	2,742	23,693	5,410
Interest expense (note 14)	(21,060)	(4,629)	(14,562)
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 18)	—	(20,039)	—
Equity loss (note 4)	—	—	(1,618)
Gain on disposal of long-term investments, net	—	—	1,948

Income before provision for (recovery of) income taxes	97,992	115,248	55,295
Provision for (recovery of) income taxes (note 19)	(25,998)	5,795	4,215

Net income	123,990	109,453	51,080
Interest on Convertible Subordinated Preferred Equivalent Debentures (note 15)	(28,436)	(28,290)	—
Debt conversion premiums	(10,001)	—	—

Net income attributable to common shareholders	85,553	81,163	51,080

Earnings per share (notes 3 and 20)
Basic	$0.62	$0.63	$0.50
Diluted	$0.57	$0.57	$0.47

Weighted average number of common shares outstanding (000s) (note 20)
Basic	136,928	128,824	102,542
Diluted	150,690	143,512	108,174

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

		Common shares
	Convertible Subordinated Preferred Equivalent Debentures $	Shares (000s)	Amount $	Stock options outstanding $	Executive Stock Purchase Plan loans $	Warrants outstanding $	Retained earnings (deficit) $	Cumulative translation adjustment $	Total $
Balance, December 31, 1998	—	99,444	19,428	—	—	8,244	(7,352)	(1,229)	19,091
Issued on the exercise of options (note 16)	—	1,336	7,629	—	—	—	—	—	7,629
Issued under Employee Stock Purchase Plan (note 16)	—	6	40	—	—	—	—	—	40
Cancelled under stock repurchase program (note 16)	—	(2,931)	(617)	—	—	—	(29,976)	—	(30,593)
Issued pursuant to equity offering (note 16)	—	20,360	259,590	—	—	—	—	—	259,590
Issue costs (note 16)	—	—	(13,538)	—	—	—	—	—	(13,538)
Issued on acquisition of Fuisz Technologies Ltd. (note 4)	—	6,177	96,006	—	—	—	—	—	96,006
Net income	—	—	—	—	—	—	51,080	—	51,080
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,489	2,489

Balance, December 31, 1999	—	124,392	368,538	—	—	8,244	13,752	1,260	391,794
Change in accounting policy for income taxes (note 3)	—	—	—	—	—	—	(51,848)	—	(51,848)
Issued on the exercise of options (note 16)	—	2,436	13,725	—	—	—	—	—	13,725
Issued under Employee Stock Purchase Plan (note 16)	—	5	150	—	—	—	—	—	150
Issued pursuant to equity offering (note 16)	—	4,000	101,125	—	—	—	—	—	101,125
Issue costs (note 16)	—	—	(5,782)	—	—	—	—	—	(5,782)
Convertible Subordinated Preferred Equivalent Debentures (note 15)
Issued pursuant to offering	300,000	—	—	—	—	—	—	—	300,000
Financing costs	(11,228)	—	—	—	—	—	—	—	(11,228)
Accretion of principal and interest components	28,290	—	—	—	—	—	(28,290)	—	—
Interest paid	(15,750)	—	—	—	—	—	—	—	(15,750)
Conversion	(15)	—	15	—	—	—	—	—	—
Issued on exercise of warrants (note 16)	—	601	6,342	—	—	(332)	—	—	6,010
Issue of non-employee options (note 16)	—	—	—	590	—	—	—	—	590
Additional shares issued on acquisition of Fuisz Technologies Ltd. (note 4)	—	27	386	—	—	—	—	—	386
DJ Pharma, Inc. (note 4)
Fair value of unvested options granted to employees on acquisition	—	—	—	7,480	—	—	—	—	7,480
Unearned compensation relating to future service period at acquisition date	—	—	—	(5,721)	—	—	—	—	(5,721)
Compensation cost for employee stock options	—	—	—	461	—	—	—	—	461
Net income	—	—	—	—	—	—	109,453	—	109,453
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,735)	(1,735)

Balance, December 31, 2000	301,297	131,461	484,499	2,810	—	7,912	43,067	(475)	839,110
Issued on the exercise of options (note 16)	—	2,906	29,507	(683)	—	—	—	—	28,824
Issued under Employee Stock Purchase Plan (note 16)	—	6	280	—	—	—	—	—	280
Cancelled under stock repurchase program (note 16)	—	(2,871)	(14,354)	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering (note 16)	—	12,500	587,500	—	—	—	—	—	587,500
Issue costs (note 16)	—	—	(27,454)	—	—	—	—	—	(27,454)
Convertible Subordinated Preferred Equivalent Debentures (note 15)
Accretion of principal and interest components	28,436	—	—	—	—	—	(28,436)	—	—
Interest paid	(13,612)	—	—	—	—	—	—	—	(13,612)
Issued on surrender and redemption	(316,013)	10,433	339,695	—	—	—	(34,923)	—	(11,241)
Redeemed for cash	(108)	—	—	—	—	—	—	—	(108)
Issued on exercise of warrants (note 16)	—	3,061	30,784	—	—	(1,691)	—	—	29,093
Cancellation of non-employee options (note 16)	—	—	—	(735)	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Executive Stock Purchase Plan loans (note 16)	—	—	—	—	(9,988)	—	—	—	(9,988)
Net income	—	—	—	—	—	—	123,990	—	123,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,254)	(2,254)

Balance, December 31, 2001	—	157,496	1,430,457	3,391	(9,988)	6,221	(1,935)	(2,729)	1,425,417

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2001 $	2000 $	1999 $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	123,990	109,453	51,080
Add (deduct) items not involving cash
Depreciation and amortization	108,871	29,984	9,442
Amortization of deferred financing costs	1,260	179	698
Amortization of discount on long-term obligations (note 14)	10,999	—	—
Write-down of assets (note 17)	80,482	—	—
Future income taxes (note 19)	(39,833)	185	—
Compensation cost for employee stock options	1,999	461	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 18)	—	20,039	—
Equity loss (note 4)	—	—	1,618
Gain on disposal of long-term investments, net	—	—	(1,948)

	287,768	160,301	60,890
Net change in non-cash operating items (note 22)	21,314	(47,230)	20,123

Cash provided by operating activities	309,082	113,071	81,013

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(44,436)	(15,845)	(7,759)
Additions to intangible assets	(27,445)	(27,752)	(38,340)
Proceeds on reduction in intangible assets (note 11)	15,000	—	—
Disposal (acquisition) of long-term investments	(866)	(2,454)	11,991
Acquisitions of businesses, net of cash acquired (notes 4 and 22)	—	(614,685)	(43,720)
Maturity of (additions to) short-term investments, net	—	65,893	(54,665)
Proceeds from sale of assets held for disposal (note 4)	—	20,000	—

Cash used in investing activities	(57,747)	(574,843)	(132,493)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs (note 16)	589,150	109,604	253,721
Repurchase of common shares (note 16)	(119,987)	—	(30,593)
Repayment (advance) of Executive Stock Purchase Plan loans (note 16)	(9,988)	—	3,100
Proceeds from exercise of warrants (note 16)	29,093	6,010	—
Interest paid on Convertible Subordinated Preferred Equivalent Debentures (note 15)	(13,612)	(15,750)	—
Paid on redemption of Convertible Subordinated Preferred Equivalent Debentures (note 15)	(11,349)	—	—
Issuance of Convertible Subordinated Preferred Equivalent Debentures, net of financing costs (note 15)	—	288,772	—
Advances (repayments) under revolving term credit facility, including financing costs (note 14)	(211,300)	207,000	—
Repayment of other long-term obligations (note 14)	(193,366)	(45,602)	(75,212)
Repurchase of U.S. Dollar Senior Notes (note 18)	—	(141,017)	—

Cash provided by financing activities	58,641	409,017	151,016

Effect of exchange rate changes on cash and cash equivalents	(229)	(187)	271

Net increase (decrease) in cash and cash equivalents	309,747	(52,942)	99,807
Cash and cash equivalents, beginning of year	125,144	178,086	78,279

Cash and cash equivalents, end of year	434,891	125,144	178,086

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles
(Tabular amounts in thousands of U.S. dollars, except number of shares and per share data)

1.    GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a fully integrated pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of medications utilizing advanced drug delivery technologies for the treatment of chronic medical conditions. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange.

2.    SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are made available to all shareholders and filed with various regulatory authorities.

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, product recalls, returns, rebates and allowances, useful lives of long-lived assets, including intangibles, and the realizability of future tax assets.

  Fair value of financial instruments

  The estimated fair value of all financial assets and liabilities, other than the Convertible Subordinated Preferred Equivalent Debentures, approximates their carrying values at December 31, 2001 and 2000. Fair value of a financial instrument is defined as the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased. Cash equivalents are carried at cost, which approximates fair value.

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

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the projects becoming available for productive use. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-5 years
Leasehold improvements	term of lease

  Goodwill and intangible assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through business combinations are initially recognized at fair value based upon an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based upon the consideration paid.

  Goodwill and intangible assets are reported net of accumulated amortization. Amortization is computed using the straight-line method based on the following estimated useful lives:

Goodwill	20 years
Workforce	6-10 years
Acquired research and development	5-15 years
Core technology	15 years
Brand names	20 years
Product rights and royalty interests	10-20 years

  The Company reviews long-lived identifiable assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. If the undiscounted future cash flows are less than the carrying amount of a long-lived asset, the carrying amount of the long-lived asset is written-down to its estimated net recoverable amount.

  Effective with the adoption of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", on January 1, 2002, goodwill and certain other intangible assets will no longer be amortized but will be subject to annual impairment tests (as described in this note under recent accounting pronouncements).

  Other assets

  Other assets include deferred financing costs related to the revolving term credit facility, which are reported at cost, less accumulated amortization. The deferred financing costs are amortized over the three-year term of the facility. Amortization expense is included as a component of interest expense.

  Income taxes

  The liability method of accounting for income taxes is used. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets which are "more likely than not" to be unrealized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to apply when the assets are expected to be realized or the liabilities are expected to be settled.

  Revenue recognition

  Product sales — Product sales revenue is recognized when the product is shipped to the customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances the Company allows customers to return or exchange products and, accordingly, the Company maintains provisions for estimated product returns or exchanges. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Research and development — Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development arrangements, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the related arrangement.

  Royalty and licensing — Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under the license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

  Research and development

  Research costs are expensed in the period in which they are incurred; development costs are expensed in the period in which they are incurred unless they meet the criteria for deferral. At December 31, 2001 and 2000, deferred development costs reported in assets were nil. Acquired research and development, and the cost of intangibles that are purchased from others for a particular research and development project, are deferred and amortized over their estimated useful lives, which range from five to fifteen years.

  Advertising costs

  Advertising and promotion costs related to new product launches are expensed upon the first showing of the product. Advertising expense for 2001, 2000 and 1999 was $3,957,000, $3,434,000 and $4,955,000, respectively. At December 31, 2001 and 2000, deferred advertising costs reported in assets were nil.

  Reporting currency and foreign currency translation

  The Company presents its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars. Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the year. The cumulative foreign currency translation adjustment is reported as a component of shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar, Irish pound and Swiss franc.

  Foreign currency transaction gains and losses are included in net income and are immaterial for all periods presented.

  Stock option plan

  No compensation expense is recognized when stock options are issued to employees under the Company's stock option plan. Any consideration paid by employees on the exercise of stock options is credited to common shares.

  Options issued to non-employees are fair valued at the date of grant using a fair value-based option pricing model.

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

  Recent accounting pronouncements

  In September 2001, the CICA issued new Handbook Section 1581, "Business Combinations" and Handbook Section 3062. Effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

  The Company will adopt Handbook Section 3062 as of January 1, 2002 as required. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of Handbook Section 3062 will be charged to the deficit.

  In accordance with Handbook Section 3062, the Company is in the process of: (a) assessing the useful lives of its intangible assets, including identifying any intangible assets with indefinite lives; (b) identifying intangible assets that do not meet the criteria for recognition apart from goodwill that will be reclassified to goodwill, and intangible assets that meet the criteria for recognition apart from goodwill but have been aggregated with goodwill that will be reclassified and reported separately from goodwill; and (c) determining the cumulative effect of the change in accounting policy as of January 1, 2002.

  In December 2001, the CICA issued new Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective January 1, 2002. Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and applies to awards granted on or after January 1, 2002. Under the provisions of Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value-based method had been applied. The Company will adopt Handbook Section 3870 as of January 1, 2002 as required. The Company will recognize employee stock-based compensation costs under the intrinsic value-based method, and will provide pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

3.    CHANGES IN ACCOUNTING POLICIES

  Revenue recognition

  In 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described in the revenue recognition accounting policy for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 1998, the cumulative effect of the change in accounting policy on prior years resulted in a charge to retained earnings of $18,100,000. For 2001 and 2000, the related deferred revenue recognized as revenue was $6,300,000 and $9,300,000, respectively.

  Amounts as originally reported and restated are as follows:

Year ended December 31, 1999	Reported $	Restated $
Deferred revenue	4,962	48,462
Retained earnings	57,252	13,752
Revenue	176,492	165,092
Net income attributable to common shareholders	62,480	51,080
Earnings per share
Basic	0.61	0.50
Diluted	0.58	0.47

  Income taxes

  Effective January 1, 2000, the Company adopted the recommendations of CICA Handbook Section 3465, "Income Taxes". Accordingly, the liability method of tax allocation is used as described in the income tax accounting policy. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in the financial statements and tax returns. The recommendations were applied retroactively without restatement of the financial statements of prior years. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51,848,000 to retained earnings, a decrease in goodwill of $32,892,000, and a net increase in future income tax liability of $18,956,000. The adjustment was primarily the result of the 1999 acquisition of Fuisz Technologies Ltd. ("Fuisz") and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

  Earnings per share

  Effective December 31, 2000, the Company adopted the recommendations of CICA Handbook Section 3500, "Earnings Per Share". Accordingly, basic and diluted earnings per share are calculated using the methodology described in the earnings per share accounting policy. The recommendations were applied retroactively to restate all diluted earnings per share amounts in these consolidated financial statements.

4.    ACQUISITIONS

  Year ended December 31, 2000

  During 2000, the Company completed the acquisitions of Intelligent Polymers Limited ("Intelligent Polymers"), the Cardizem® product line ("Cardizem®") and DJ Pharma, Inc. ("DJ Pharma"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

	Intelligent Polymers $	Cardizem® $	DJ Pharma $	Total $
Current assets	3,287	—	14,705	17,992
Equipment	—	—	672	672
Deferred compensation trust fund	—	—	8,268	8,268
Assembled workforce	—	—	5,200	5,200
Acquired research and development	208,424	—	—	208,424
Brand names and product rights	5,000	406,070	130,500	541,570
Goodwill	—	—	103,389	103,389
Current liabilities	(14,270)	—	(22,844)	(37,114)
Future tax liability	—	—	(32,892)	(32,892)
Deferred compensation obligation	—	—	(8,268)	(8,268)
Debt assumed	—	—	(34,169)	(34,169)

	202,441	406,070	164,561	773,072

Consideration
Cash paid, net of cash acquired	202,441	239,652	162,802	604,895
Issue of non-employee options	—	590	—	590
Fair value of options granted to employees	—	—	1,759	1,759
Accrued acquisition costs	—	4,000	—	4,000
Cardizem® obligation	—	161,828	—	161,828

	202,441	406,070	164,561	773,072

  Intelligent Polymers

  Background

  In July 1997, Intelligent Polymers, a Bermuda corporation, was formed primarily to develop once-daily controlled release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate release form or in controlled release form requiring multiple daily dosing.

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

  Payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 for the period ended September 29, 2000 and $33,000,000 for the year ended December 31, 1999. The cost of providing those services to Intelligent Polymers was $35,200,000 for the period ended September 29, 2000 and $19,800,000 for the year ended December 31, 1999.

  In December 1999, the Company exercised its option to acquire the rights to the generic version of Procardia XL, developed on behalf of Intelligent Polymers, for $25,000,000. The right to Procardia XL was capitalized and is being amortized over its estimated useful life of ten years.

  The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, was entitled, at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided the Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. The purchase price calculated on a per share basis would have been as follows:

Purchase price $
Before October 1, 2000	39.06
On or after October 1, 2000 and on or before September 30, 2001	48.83
On or after October 1, 2001 and on or before September 30, 2002	61.04

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

  The Company, as holder of all of the non-voting common shares of IPL Acquireco, was entitled, at its sole discretion, to purchase all of the voting common shares of IPL Acquireco at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

  On December 29, 2000, the Company purchased all the voting common shares of IPL Acquireco for a total consideration of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in these consolidated financial statements from December 29, 2000.

  Acquired research and development

  At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, U.S. Food and Drug Administration ("FDA") approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

  Biovail is continuing the development programs for the various products previously being developed for Intelligent Polymers. Two of these developmental programs are now in Phase III clinical trials (tramadol and buspirone), and another (bupropion) has been licensed to GlaxoSmithKline plc ("GSK") as described in note 25 — Research and Development Arrangements.

  Intangible asset

  Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right was included in the value of the net assets of Intelligent Polymers acquired. In 2001, the Company wrote-off the net book value of the product right as described in note 17 — Write-Down of Assets.

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

	2000 $	1999 $
Total revenue	255,946	132,092
Net loss attributable to common shareholders	(35,803)	(46,622)
Basic and diluted loss per share	(0.28)	(0.45)

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

  Cardizem®

  Description of acquisition

  On December 28, 2000, the Company acquired the North American rights to Cardizem® from Aventis Pharmaceuticals, Inc. and its affiliates ("Aventis"). Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all of the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in Cardizem® effective December 31, 2000 and obtained full legal rights and title on December 31, 2001, following the completion of the payments described below.

  The purchase price for Cardizem® was $409,500,000 in cash comprised of an initial payment of $239,500,000, and the balance of $170,000,000 payable equally over the four quarters of 2001. The remaining payments were present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, and was allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

  Manufacturing and transitional services agreements

  In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis. The terms of these agreements are summarized as follows:

  Aventis will manufacture and package, or cause another party to manufacture and package, Cardizem® for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture Cardizem® on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional amounts under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003, respectively, which are not directly attributable to any specified manufacturing volume and are incremental to the existing fair value supply price per unit.

  Aventis agreed to reimburse the Company the sum of $21,000,000 for transitional expenses incurred by the Company. During 2001, the Company applied $11,275,000 of the sum to recompense the $5,000,000 paid under the manufacturing agreement, as described above, and the balance as a reimbursement of other incremental transitional costs incurred. The remaining $9,725,000 has been recorded in accrued liabilities and has been specifically allocated to the future payments under the manufacturing agreement and for other unconditional obligations assumed from Aventis at the time of the acquisition.

  Pro forma information

  The following unaudited pro forma information presents a summary of consolidated results of operations of the Company including the contribution from Cardizem® as if the acquisition had occurred on January 1, 1999. The contribution includes only direct expenses related to Cardizem® and, as such, does not include any allocation of indirect selling, general and administrative expenses. A full year of amortization, and interest expense on advances under the revolving term credit facility, are included in the consolidated results of both periods presented. Included in the consolidated results of 1999 is the amortization of the imputed interest on the Cardizem® obligation.

	2000 $	1999 $
Total revenue	569,612	812,592
Net income attributable to common shareholders	231,393	467,324
Basic earnings per share	1.80	4.56
Diluted earnings per share	1.61	4.32

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution from Cardizem® been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

  DJ Pharma (renamed Biovail Pharmaceuticals, Inc.)

  Description of acquisition

  On October 6, 2000, the Company acquired DJ Pharma for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. The total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the consolidated financial statements of the Company from October 6, 2000.

  DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura included a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company ("Eli Lilly"); a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

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

  Product rights

  At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provided the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002 in return for payment of certain license fees based on a percentage of net sales, subject to annual minimums and maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma was to obtain Dura's rights to Dura-Vent worldwide and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert back to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

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

  In 2001, the Company recorded a write-down in the net book values of the Keftab and Dura-Vent product rights as described in note 17 — Write-Down of Assets.

  Deferred compensation

  DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totalling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for U.S. income tax purposes. The assets of the trust have been consolidated with the accounts of the employer in the financial statements of the employer, with the corresponding amount recorded as a deferred compensation obligation. Changes in the value of the assets held by the trust are recorded in net income each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

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

	2000 $	1999 $
Total revenue	343,669	202,273
Net income attributable to common shareholders	69,890	45,293
Basic earnings per share	0.54	0.44
Diluted earnings per share	0.49	0.42

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

  Year ended December 31, 1999

  Fuisz (renamed Biovail Technologies Ltd.)

  Description of acquisition

  On November 12, 1999, the Company completed the acquisition of Fuisz for $177,897,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM®, Shearform® and other drug delivery technologies (the "Fuisz Technology").

  Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

  By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 6,176,620 common shares, with a fair value of $96,006,000. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's common shares before and after the date of acquisition on November 12, 1999 and after giving effect to the normal costs of the issue of shares.

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

  The purchase price of $177,897,000, which includes acquisition costs of $6,326,000, was allocated as follows:

$
Current assets	60,617
Assets held for disposal	20,000
Buildings and equipment	16,893
Acquired research and development	137,470
Intangible assets	358
Workforce	2,041
Core technology	11,185
Goodwill	37,224
Current liabilities	(21,820)
Debt assumed	(86,071)

Purchase price	177,897

  Included in the provision for restructuring costs related to the acquisition of Fuisz, established by the Company at the date of acquisition, was a $10,000,000 reserve for the settlement of a pre-acquisition contract. The settlement of this contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the reserve was based on the information available to the Company at that time. The reserve was included in the determination of the net assets of Fuisz acquired. During 2000, the Company entered into a final settlement of this pre-acquisition contract. Also during 2000, the Company issued 27,000 additional common shares in relation to the acquisition of Fuisz with a fair value of $386,000. The cash settlement of the contract and the issuance of additional common shares resulted in a charge of $7,460,000 to net income in 2000.

  Future income taxes

  Effective January 1, 2000, upon the adoption of the recommendations for income taxes described in the changes in accounting policies, the Company recognized a net future income tax liability of $57,656,000 for the tax consequences of differences, as at the acquisition date of November 12, 1999, between the assigned values and tax bases of Fuisz's acquired assets and liabilities, excluding goodwill. In addition, the Company recognized $32,892,000 of tax benefits for available Fuisz U.S. tax loss carryforwards as at the acquisition date, resulting in a corresponding reduction in the value of Fuisz goodwill acquired.

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

  Two of the projects had been submitted for approval with the applicable regulatory authorities. One project was submitted to the FDA in June 1998 and the other was submitted to the U.K. Medical Control Agency in April 1998. The remaining fifteen projects were expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the succeeding eighteen months.

  The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942,000,000 per annum, estimated costs to completion of those products were approximately $9,500,000 and a discount rate of 28% was used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved ongoing formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

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

  In 2000, one of the products under development at the acquisition date received approvals for marketing in the United Kingdom and Australia. The product, a rapid dissolve form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz Technology. Subsequently, Biovail terminated substantially all of the developmental projects Fuisz had been working on and re-directed the developmental efforts of that organization to formulating a specific number of FlashDose® products targeting Biovail's therapeutic areas of focus. These new Biovail programs utilize some or all of the Fuisz Technology.

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

5.    CASH AND CASH EQUIVALENTS

	2001 $	2000 $
Cash and bank certificates of deposit	235,038	65,784
Money market funds and corporate debt securities	70,729	59,360
Canadian and U.S. government securities	129,124	—

	434,891	125,144

  The Company invests its excess cash in high quality (investment grade 'AA' or better) government and corporate debt securities.

6.    ACCOUNTS RECEIVABLE

	2001 $	2000 $
Trade (net of allowance for doubtful accounts of $7,085,000 and $4,049,000 for 2001 and 2000, respectively)	86,325	98,442
Royalties	6,313	3,565
Other	3,918	3,843

	96,556	105,850

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Three customers accounted for 51% and 61% of trade and royalties receivable at December 31, 2001 and 2000, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.

7.    INVENTORIES

	2001 $	2000 $
Raw materials	12,110	7,140
Work in process	5,818	5,079
Finished goods	20,578	11,889

	38,506	24,108

8.    LONG-TERM INVESTMENTS

	2001 $	2000 $
Hemispherx Biopharma, Inc. (i)	1,285	2,250
Western Life Sciences Venture Fund LP (ii)	628	—
Other	442	204

	2,355	2,454

  (i)
  Hemispherx Biopharma, Inc.

    In February 2000, the Company invested $2,250,000 in common shares of Hemispherx Biopharma, Inc. ("Hemispherx"). The investment represents approximately 1% of the outstanding common shares of Hemispherx. At December 31, 2001, the investment in Hemispherx was written-down to its fair market value, based on the quoted market price of $1,285,000.

  (ii)
  Western Life Sciences Venture Fund LP

    In December 2001, the Company invested $628,000 in a limited partnership under the name of Western Life Sciences Venture Fund LP (the "Fund"). The Company has committed to an aggregate capital contribution to the Fund of approximately $6,280,000. The remaining commitment will be paid in tranches as monies are required by the Fund for investments or expenses. The Fund intends to use its capital to invest in companies engaged in the early stage and second stage of the development of human biotechnology, primarily pharmaceutical, biological and nutraceutical products, as well as medical devices.

    The Company has the exclusive right to determine if it has an interest in the potential product or products of a prospective investee company, and to make a proposal to the investee company for the distribution, sales, marketing or licensing of a particular product or products.

    Net income and net losses of the Fund for any fiscal period, and distribution of distributable cash, will be allocated to the Company on a pro rata basis in accordance with the terms of the Limited Partnership agreement.

9.    PROPERTY, PLANT AND EQUIPMENT

	2001		2000
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	7,357	—	4,419	—
Buildings	27,154	5,116	19,489	4,553
Machinery and equipment	43,225	14,168	30,054	10,701
Other equipment and leasehold improvements	37,603	10,474	20,233	6,400

	115,339	29,758	74,195	21,654
Less accumulated depreciation	29,758		21,654

	85,581		52,541

  At December 31, 2001 and 2000, the cost of property, plant and equipment included $24,701,000 and $1,676,000, respectively, of assets under construction, or awaiting FDA approval, and not available for productive use. Interest capitalized amounted to $1,089,000 in 2001, and nil in 2000 and 1999.

  Depreciation expense amounted to $9,386,000, $8,096,000 and $4,138,000 in 2001, 2000 and 1999, respectively.

10.  GOODWILL

	2001 $	2000 $
Cost	111,805	112,440
Less accumulated amortization	10,284	5,510

	101,521	106,930

  Amortization expense amounted to $5,816,000, $2,058,000 and $2,018,000 in 2001, 2000 and 1999, respectively.

11.  INTANGIBLE ASSETS

	2001 $	2000 $
Workforce	7,241	7,241
Core technology	11,185	11,185
Acquired research and development	345,894	345,894
Brand names, product rights and royalty interests
Cardizem®	406,070	406,070
Keftab, Dura-Vent, Rondec and Cedax (note 17)	75,177	154,089
Adalat	51,459	64,720
Procardia XL	25,000	25,000
Tiazac®	15,000	15,000
Other	33,660	22,217

	970,686	1,051,416
Less accumulated amortization	107,827	24,134

	862,859	1,027,282

  Amortization expense amounted to $93,669,000, $19,830,000 and $3,286,000 in 2001, 2000 and 1999, respectively.

  Adalat

  On October 4, 1999, Biovail and Elan Corporation, plc ("Elan") entered into a licensing and supply agreement whereby Biovail obtained a license to distribute Elan's generic version of Adalat CC, 30 mg dosage ("Adalat"), in exchange for royalties based upon a percentage of sales. The Company first launched Adalat in March 2000. Elan manufactures and supplies Adalat to Biovail.

  On December 29, 2000, Biovail and Elan agreed to certain amendments to the licensing and supply agreement (the "Amended Agreement"). The initial term of the Amended Agreement is fifteen years from the date of first commercial sale. Under the terms of the Amended Agreement, Biovail will pay to Elan annual minimum license payments, exclusive of the direct manufacturing cost of Adalat purchased from Elan.

  The minimum license payments were capitalized as a product right, with a corresponding long-term obligation to Elan. The product right and obligation was the present value of the minimum license payments based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000 resulting in a discount of $8,780,000. The product right will be amortized over its estimated useful life, which is the remaining initial term of the Amended Agreement. At the end of the initial term, the Amended Agreement continues automatically for subsequent two-year periods, unless terminated by either party.

  Under the terms of the Amended Agreement, Biovail was entitled to recover $15,000,000 in the form of a 50% reduction of the minimum license payments otherwise payable to Elan. During 2001, this amount was recorded as proceeds on reduction in intangible assets.

  If in any one or more of the calendar years 2005 to 2009 sales of Adalat are in excess of the amounts prescribed in the Amended Agreement, Biovail will pay to Elan a prescribed percentage of the amount by which the sales of Adalat for that year exceeds the corresponding prescribed amount.

12.  ACCRUED LIABILITIES

	2001 $	2000 $
Accrued product returns, rebates and chargebacks	27,945	16,895
Cardizem® transitional expenses	9,725	—
Employee costs	9,708	5,696
Professional fees	3,523	2,438
Royalties	3,466	3,355
Provision for restructuring costs	1,227	3,482
Interest	2	426
Other	4,393	3,160

	59,989	35,452

  At December 31, 2001, the provision for restructuring costs was comprised of $227,000 (2000 — $1,602,000) related to the acquisition of DJ Pharma, and $1,000,000 (2000 — $1,880,000) related to the acquisition of Fuisz. These costs were included in the determination of the net assets of DJ Pharma and Fuisz acquired. The reduction in the provision was the result of cash payments made during 2001.

13.  DEFERRED REVENUE

	2001 $	2000 $
Up-front research and development fees	33,289	18,600
Up-front licensing and other fees	14,022	21,642
Customer prepayments	2,819	13,992

	50,130	54,234
Less current portion	27,030	26,334

	23,100	27,900

  At December 31, 2001, up-front research and development fees included $11,500,000 (2000 — nil) in fees received from GSK and $6,689,000 (2000 — nil) in fees received from a privately owned developer as described in note 25 — Research and Development Arrangements.

14.  LONG-TERM OBLIGATIONS

	2001 $	2000 $
Adalat obligation (i)	38,626	58,090
Deferred compensation	7,535	8,311
Revolving term credit facility (ii)	—	210,000
Cardizem® obligation (iii)	—	161,828
Non-interest bearing government loan (iv)	—	470
Other debt	—	45

	46,161	438,744
Less current portion	12,592	182,564

	33,569	256,180

  (i)
  Adalat obligation

    The obligation reflects the minimum license payments assumed under the Amended Agreement for Adalat. The obligation, which is non-interest bearing, was discounted by $8,780,000 based on an imputed interest rate of approximately 8%. The remaining installments accrue quarterly in the following gross annual amounts: 2002 — $14,000,000; 2003 — $10,000,000; 2004 — $8,000,000; and 2005 — $8,000,000.

  (ii)
  Revolving term credit facility

    On December 27, 2000, the Company entered into a definitive agreement with the Bank of Nova Scotia (the "Bank") for a $300,000,000 revolving term Senior Secured Credit Facility (the "Credit Facility"). The Credit Facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, the Credit Facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of the Credit Facility which in aggregate exceeded the original commitment. The Credit Facility is revolving in nature for the initial term of 364 days, and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 26, 2002. If the Lenders elect not to further extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly installments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

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

    Borrowings may be by way of U.S. dollar London Interbank Offering Rate ("LIBOR") or U.S. Base Rate advances or Canadian dollar Prime Rate or Bankers' Acceptance ("BA") advances. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of Base Rate and Prime Rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rates of interest at December 31, 2001 and 2000 were 3.25% and 8.84%, respectively.

  (iii)
  Cardizem® obligation

    The obligation of $170,000,000 was assumed on the acquisition of Cardizem®. The obligation, which was non-interest bearing, was discounted by $8,172,000, based on an imputed interest rate of approximately 8%. The obligation was payable in quarterly installments of $42,500,000 on March 30, June 29, September 28 and December 28, 2001.

  (iv)
  Non-interest bearing government loan

    The non-interest bearing government loan was payable to Western Economic Diversification, a Canadian federal government agency. The final payment was made in 2001.

  Interest

  Interest expense on long-term obligations amounted to $20,195,000, $3,059,000 and $13,594,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest expense in 2001 included an amount of $10,999,000 related to the amortization of the discounts on the Adalat and Cardizem® obligations.

  Principal repayments

  Principal repayments on long-term obligations for the years ending December 31 are as follows:

$
2002	12,592
2003	9,219
2004	7,388
2005	7,466
2006	1,961
Thereafter	7,535

46,161

15.  CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

	2001 $	2000 $
Interest component	—	38,514
Principal component	—	219,280
Holder conversion option	—	43,503

	—	301,297

  In accordance with CICA recommendations, the Convertible Subordinated Preferred Equivalent Debentures (the "Debentures") were presented within shareholders' equity to reflect the Company's option to pay the interest and principal using the proceeds from the sale of common shares or other equity securities of the Company. The value of the Debentures was comprised of the holder conversion option and the interest and principal components. The value ascribed to the option component was determined using the residual method after calculating the amount attributable to the interest and principal components, which were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued. The present value of the interest and principal components amounted to $256,494,000, resulting in a value of $43,506,000 being ascribed to the holder conversion option. The present value of the interest and principal components was being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003, and was included in the determination of net income attributable to common shareholders. The principal component was reported net of financing costs.

  Description

  The Company issued under an indenture dated March 22, 2000 (the "Indenture"), 6,000,000 Debentures due on March 31, 2025 for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. The Debentures were unsecured and subordinated to all senior indebtedness, as defined, of the Company. At the holders' option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share. During 2000, Debentures of $15,000 aggregate face value were converted into 494 common shares of the Company.

  At December 31, 2000, the fair value of the Debentures, based on the quoted market price, was $428,979,000.

  Surrender

  During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173,845,000 aggregate face value of outstanding Debentures. The Company recorded the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the Indenture as follows: The portion related to the interest and principal components of the Debentures as a $6,200,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $17,482,000 charge to retained earnings.

  The Company recorded an increase to common shares of $206,076,000, which included the deduction from net income and the charge to retained earnings combined with the carrying value of the Debentures on the date of surrender of $182,394,000. The carrying value of the Debentures was comprised of the holder conversion option and the interest and principal components of the Debentures of $187,651,000 and the unpaid accrued interest to the date of surrender of $1,250,000, reduced by the proportionate financing costs of $6,507,000.

  Redemption

  In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate face value of Debentures on November 27, 2001 (the "Redemption Date") under the terms of the special redemption provisions of the Indenture. Accordingly, holders were entitled to receive a cash payment of $53.375 for each $50 Debenture plus accrued and unpaid interest to the Redemption Date. Holders were also entitled to receive an additional cash payment equal to the present value of the aggregate amount of interest that would have been paid on the Debentures from the Redemption Date to March 31, 2003 (the "Additional Payment"). The Additional Payment was payable on all the Debentures called for redemption whether or not those Debentures were converted into common shares of the Company prior to the Redemption Date. Accrued and unpaid interest at the Redemption Date plus the Additional Payment amounted to $4.98 for each Debenture.

  Prior to the Redemption Date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded the aggregate Additional Payment of $11,241,000 as follows: The portion related to the interest and principal components of the Debentures as a $3,801,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $7,440,000 charge to retained earnings.

  The Company recorded an increase to common shares of $133,619,000, which represented the carrying value of the Debentures converted prior to the Redemption Date. The carrying value of the Debentures was comprised of the holder conversion option and the interest and principal components of the Debentures of $138,340,000, reduced by the proportionate financing costs of $4,721,000.

  Debentures of $108,000 aggregate face value were redeemed for cash on the Redemption Date.

  Interest

  The Debentures bore interest at 6.75%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Interest on the Debentures was comprised of interest expense of $14,862,000 and $15,750,000 in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13,574,000 and $12,540,000 in 2001 and 2000, respectively.

16.  SHAREHOLDERS' EQUITY

  Authorized and issued shares

  The Company had 157,496,407 and 131,461,060 common shares issued and outstanding at December 31, 2001 and 2000, respectively.

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

  Share offerings

  In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

  In March 2000, concurrent with the offering of the Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

  In October 1999, the Company completed a share offering by issuing 20,360,000 common shares for gross proceeds of $259,590,000 less issue costs of $13,538,000.

  Stock repurchase program

  In September 2001, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $105,633,000, was charged to retained earnings.

  During 1998, the Company implemented a stock repurchase program under which the Company was able to purchase up to 10% of its issued and outstanding common shares. During 1999, 2,930,800 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $29,976,000, was charged to retained earnings.

  Stock Option Plan

  Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in October 2000 and December 1999, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

  The options' vesting terms vary based on the type of options. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

  Options granted after January 1, 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on March 1st and expire not later than seven years from the date of the grant.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2001 taking into effect the 2 for 1 stock splits in October 2000 and December 1999:

	Options (000s)	Weighted average exercise price $
Outstanding balance, December 31, 1998	8,841	6.91
Granted	3,369	18.57
Exercised	(1,334)	5.72
Forfeited	(429)	7.37

Outstanding balance, December 31, 1999	10,447	10.81
Granted	2,345	27.06
Exercised	(2,436)	5.79
Forfeited	(307)	18.29

Outstanding balance, December 31, 2000	10,049	15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53

  The following table summarizes information about options outstanding at December 31, 2001:

Range of exercise prices $	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Exercisable (000s)	Weighted average exercise price $
0.81 - 3.52 (i)	221	8.0	3.03	73	3.03
5.50 - 7.75	1,784	0.9	7.70	1,760	7.71
8.75 - 12.77	852	2.0	9.39	756	9.48
17.50 - 25.00	2,173	4.9	22.13	1,999	22.10
27.72 - 40.00	979	5.9	35.32	127	35.14
41.00 - 48.13	244	4.9	44.05	38	43.61

	6,253		18.53	4,753	14.99

(i)
These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement as described in note 4 — Acquisitions.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration the 2 for 1 stock splits in December 1999 and October 2000, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

  Executive Stock Purchase Plan

  In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. These loans are full recourse and are secured by the common shares purchased pursuant to these loans and bear interest at a rate equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earlier of: (a) September 30, 2003; (b) 30 days following the termination or cessation of the executive officer's employment with the Company; or (c) where the executive officer disposes of common shares of the Company with a value equal to, or greater than, the loan.

  Warrants outstanding

  In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. On September 30, 1999, the units separated and Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants are exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2001, the Company issued 27,600 common shares for proceeds of $276,000 on the exercise of 6,900 warrants. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders approximately $2 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

  During 2000, the Company issued 601,000 common shares for proceeds of $6,010,000 on the exercise of 150,250 warrants.

  At December 31, 2001, 2,822,050 (2000 — 3,587,250) warrants to purchase 11,288,200 (2000 — 14,349,000) common shares were outstanding.

17.  WRITE-DOWN OF ASSETS

  In 2001, the Company recorded an $80,482,000 non-cash charge related to the write-down of the following assets:

  On March 7, 2001, Eli Lilly announced a voluntary recall of Keftab tablets due to problems with the product's stability. Eli Lilly is under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, the product's manufacturing problems had yet to be resolved by Eli Lilly. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written-down to the estimated recoverable value of $10,000,000. The Company recorded a related non-cash charge of $54,565,000.

  The Company believes Eli Lilly is responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company has commenced a legal action against Eli Lilly in which Biovail is seeking substantial damages as a result of Eli Lilly's voluntary recall of Keftab. The Company has not recorded any contingent amounts related to this action because it cannot ascertain what the outcome of this action will be.

  In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to the Company by a third party. These supply interruptions have caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written-off. The Company recorded a related non-cash charge of $18,966,000.

  The Company determined that the intangible asset associated with the acquisition of Intelligent Polymers was no longer necessary to its development efforts and the remaining value of the intangible asset should be written-off. The Company recorded a related non-cash charge of $4,000,000.

  The Company recorded other write-downs of intangible assets and the investment in Hemispherx totalling $2,951,000.

18.  PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

  In March 2000, the Company repurchased all of its outstanding 10 7/8% U.S. Dollar Senior Notes due on November 15, 2005 (the "Senior Notes") at a redemption price of 112.820% of the principal amount, plus accrued interest. The aggregate consideration paid to repurchase the Senior Notes was $141,017,000. The premium paid of $16,017,000 together with the unamortized deferred financing costs on the Senior Notes of $4,022,000, are reported as a charge to net income.

19.  INCOME TAXES

  The components of the provision for (recovery of) income taxes are as follows:

	2001 $	2000 $	1999 $
Current provision	13,835	5,610	4,215
Future provision (recovery) related to the origination and reversal of temporary differences	(7,597)	185	—
Future recovery related to the write-down of assets (note 17)	(32,236)	—	—

	(25,998)	5,795	4,215

  The reported provision for (recovery of) income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for (recovery of) income taxes. The reasons for this difference and the related tax effects are as follows:

	2001 $	2000 $	1999 $
Income before provision for (recovery of) income taxes	97,992	115,248	55,295
Expected Canadian statutory rate	42.12%	44.39%	44.81%

Expected provision for income taxes	41,274	51,159	24,778
Non-deductible amounts
Goodwill and other amortization	33,309	914	904
Equity loss	—	—	725
Foreign tax rate differences	(102,386)	(58,615)	(31,818)
Unrecognized income tax benefit of losses	—	10,977	8,184
Other	1,805	1,360	1,442

	(25,998)	5,795	4,215

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Future income taxes have been provided on the following temporary differences:

	2001 $	2000 $
Future tax assets
Tax loss carryforwards	40,315	39,837
Scientific Research and Experimental Development ("SR&ED") pool	13,881	16,664
Investment tax credits	12,802	11,180
Deferred financing and share issue costs	19,602	9,320
Plant, equipment and technology	4,547	1,123
Reserves	4,372	1,455
Intangible assets	2,889	—
Other	4,062	2,385

Total future tax assets	102,470	81,964
Less valuation allowance	(59,999)	(43,250)

Net future tax assets	42,471	38,714

Future tax liability
Intangible assets	54,671	90,747

Net future income tax liability	12,200	52,033

  At December 31, 2001, the Company has accumulated tax losses for federal and provincial purposes in Canada, and for federal and state purposes in the United States. The Company also has unclaimed Canadian investment tax credits. The losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred. The tax losses and investment tax credits expire as follows:

	Tax losses
	Canada
	Federal $	Provincial $	United States $	Investment tax credits $
2003	—	—	—	400
2004	—	2,500	—	500
2005	—	7,500	—	1,100
2006	500	2,800	—	1,100
2007	—	—	—	1,400
2008	29,600	29,600	200	3,000
2009	—	—	6,800	400
2010	—	—	3,100	2,600
2011	—	—	16,400	2,300
2012	—	—	15,500	—
2018	—	—	22,100	—
2019	—	—	13,600	—
2020	—	—	100	—

	30,100	42,400	77,800	12,800

  In addition, the Company has pooled SR&ED expenditures amounting to approximately $46,100,000 available to offset against future years' taxable income from the Canadian operations, which may be carried forward indefinitely.

20.  EARNINGS PER SHARE

  Earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Earnings per share, for all periods presented, were calculated using the weighted average number of common shares outstanding during each period, as follows:

	2001	2000	1999
Basic earnings per share
Net income attributable to common shareholders	$85,553	$81,163	$51,080
Weighted average number of common shares outstanding (000s)	136,928	128,824	102,542

Basic earnings per share	$0.62	$0.63	$0.50

	2001	2000	1999
Diluted earnings per share
Net income attributable to common shareholders	$85,553	$81,163	$51,080
Weighted average number of common shares outstanding (000s)	136,928	128,824	102,542
Dilutive effect of warrants (000s)	10,183	9,657	3,315
Dilutive effect of stock options (000s)	3,579	5,031	2,317

Adjusted weighted average number of common shares outstanding (000s)	150,690	143,512	108,174

Diluted earnings per share	$0.57	$0.57	$0.47

  For 2001 and 2000, the Debentures have been excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

21.  COMMITMENTS

  Operating leases

  The Company occupies certain facilities under lease arrangements and leases certain equipment. Rental payments amounted to approximately $5,200,000, $4,800,000 and $700,000 in 2001, 2000 and 1999, respectively.

  Future minimum lease payments under operating leases for the years ending December 31 are as follows:

$
2002	4,973
2003	2,644
2004	2,482
2005	1,748
2006	1,134
Thereafter	2,299

22.  CASH FLOW INFORMATION

  Net change in non-cash operating items

	2001 $	2000 $	1999 $
Accounts receivable	4,778	(35,950)	(9,973)
Inventories	(14,341)	(3,886)	(1,560)
Deposits and prepaid expenses	(1,296)	(1,673)	693
Accounts payable	1,138	(5,432)	9,214
Accrued liabilities	24,489	(9,840)	7,399
Income taxes payable	10,649	3,779	2,604
Deferred revenue	(4,103)	5,772	11,746

	21,314	(47,230)	20,123

  Acquisitions of businesses, net of cash acquired

	2001 $	2000 $	1999 $
Cardizem®	—	(239,652)	—
Intelligent Polymers	—	(202,441)	—
DJ Pharma	—	(162,802)	—
Fuisz	—	(9,790)	(43,720)

	—	(614,685)	(43,720)

  Non-cash investing and financing activities

	2001 $	2000 $	1999 $
Issuance of common shares on surrender and redemption of Debentures	(316,013)	—	—
Unrealized holding loss on long-term investments	965	—	—
Long-term obligation assumed on acquisition of Cardizem®	—	(161,828)	—
Accrued acquisition costs related to Cardizem®	—	(4,000)	—
Long-term obligation assumed on license of Adalat	—	(58,090)	—
Issuance of common shares on acquisition of Fuisz	—	—	(96,006)

	(315,048)	(223,918)	(96,006)

  Cash paid during the year

	2001 $	2000 $	1999 $
Interest paid	22,837	20,546	14,526
Debt conversion premium paid	11,241	—	—
Income taxes paid	4,380	1,889	1,831

23.  RELATED PARTY TRANSACTIONS

  In June 2001, the Company acquired a corporate aircraft from an entity controlled by the Chairman of the Company's Board of Directors for cash consideration of $10,475,000. The exchange amount was established based on comparable market prices for the aircraft at the time of acquisition.

  In March 2001, the Company loaned $600,000 to one of its executive officers. The loan is secured by a charge on the officer's personal residence. The loan does not bear interest until March 1, 2004 and thereafter bears interest at a rate equal to the Company's rate of borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

24.  LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and claims in which the Company routinely becomes involved but which individually and collectively are not material.

  The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February, 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. Biovail believes that it has a meritorious action and that it will recover damages consisting of lost sales.

  The Company has commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because it has been unable to supply a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in its legal action to pursue those claims with dispatch.

  A plaintiff recently commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Duravent, a product currently being marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended.

  On or about February 15, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied. Biovail has asserted defenses which it believes are meritorious. Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx' product infringes Dov Pharmaceutical's '463 Patent over which Biovail has exclusive patent rights. This action has been proceeding through the normal litigation channels. Nevertheless, the Company and Andrx have entered into a Letter Agreement which, if finalized, would result in an overall settlement of a number of disputes between them.

  Biovail and Andrx are currently negotiating a definitive Agreement pursuant to the Letter Agreement, but it is premature to say whether a final Agreement will be completed.

  The Federal Trade Commission ("FTC") has been conducting investigations relating generally to the introduction of generic products, and more specifically with respect to the proposed introduction of generic versions of Tiazac and Adalat CC. Biovail has been engaged in cooperating with the FTC and in providing information to it to demonstrate that the Company's actions have been proper and in compliance with the law. Biovail has recently settled with the FTC through a Consent Decree (without any admission of impropriety) the issues with respect to the FTC's investigation into the introduction of a generic version of Tiazac. As a result of the Consent Decree with the FTC, the Company has discontinued its patent infringement case with respect to the '463 Patent. The Company has also de-listed the '463 patent from the FDA's "Approved Drug Products with Therapeutic Equivalence Evaluations". The FTC's other investigation relating to the introduction of generic versions of Adalat CC is continuing and, while the FTC staff have made an initial recommendation to proceed against the Company with an administrative proceeding, the Company is continuing to provide information to the FTC and plans to make formal submissions to the individual Commissioners to demonstrate that the Company's actions were, and are, proper.

  Several class action Complaints have been filed against the Company in which these Plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac. The Company has not yet filed an Answer but it believes that the Complaints are totally without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA. The Company will be vigorously defending these actions.

  RhoxalPharma Inc. has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis Pharmaceuticals Inc. ("Aventis") in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

25.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

  In the ordinary course of business, the Company enters into research and development arrangements with third parties to provide formulation and other services for its products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments or royalty payments from the future sale of the products under development, or some combination of these. In addition, in the ordinary course of business the Company enters into research and development arrangements with third parties whereby the Company provides contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these. The Company recorded research and development revenue from third parties of $14,596,000, $69,121,000 and $54,860,000 in 2001, 2000 and 1999, respectively. The cost of providing these services to these third parties was $7,596,000, $41,522,000 and $27,462,000 in 2001, 2000 and 1999, respectively.

  On October 26, 2001, Biovail and GSK entered into a development and co-promotion agreement for bupropion hydrochloride ("HCl"). Under the terms of the agreement, Biovail has licensed to GSK a novel controlled release, once-daily formulation of bupropion HCl ("Wellbutrin Once Daily") for sale and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed for the treatment of depression as Wellbutrin by GSK, is currently sold in sustained-release ("SR"), twice-daily, and immediate release ("immediate release"), four-times daily, dosage formats. Under the terms of the Wellbutrin Once Daily agreement, Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once Daily. GSK and Biovail intend to file a New Drug Application ("NDA") for Wellbutrin Once Daily with the FDA during mid-2002. When and if FDA approval is received, Biovail will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once Daily in the United States when and if FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK will pay Biovail up to $61,500,000 in six quarterly increments starting with the first increment of $11,500,000 payable within 30 days of the receipt of approval under the Hart-Scott-

  Rodino ("HSR") Act in the United States. The remaining five quarterly increments, of up to $10,000,000 each, will be received in each of the five calendar quarters following GSK's acceptance of the Wellbutrin Once Daily formulation. The receipt of each of the remaining quarterly increments is dependent on Biovail performing prescribed detailing activity, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter.

  HSR Act approval was received effective December 7, 2001 and, accordingly, Biovail was entitled to receive the first increment of $11,500,000. At December 31, 2001, this amount has been recorded in deferred revenue and will be recognized as revenue relative to the development and co-promotion services provided.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. Upon termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the quarterly increment for any quarter in which termination of the agreement becomes effective or for any quarter thereafter. All rights to Wellbutrin Once Daily granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin IR and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin Once Daily.

  During 2001, the Company entered into arrangements with unrelated third party formulating and product development companies. These arrangements target the Company's therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, the Company will supply access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  In 2001, the Company and a developer entered into a research and development arrangement, whereby parties will collaborate on the development of a product targeting one of the Company's stated therapeutic areas of focus. The Company provides contract research services consistent with contractual relationships the Company has with other third parties. If the developer is successful in its product development efforts and if the Company elects to move forward with the program, the Company will fund the clinical trials related to the product and will make milestone payments of up to $10,000,000 to the developer upon the attainment of certain events. Upon the completion of the development of the product, the Company will have the right to manufacture and sell the products developed and the developer will be entitled to royalties from the net sales of the product by the Company.

  The Company also entered into a product development agreement whereby another developer will formulate and develop a controlled release product utilizing the Company's and their own proprietary technologies. The Company will make milestone payments of up to $500,000 to the developer upon the attainment of certain events. Upon the completion of the development of the product, the Company has the right to manufacture and sell the products developed and has an option to enter into a separate manufacturing and supply agreement. If the Company does not exercise its option, then the developer will be entitled to royalties from the net sales of the product by the Company.

  The Company has also entered in an agreement whereby a third developer is responsible for the formulation and development of a portfolio of products utilizing the Company's technologies. The developer contracts directly with third parties, and potentially the Company, to conduct the contract research and development services. The Company provides advisory services and contract research services consistent with contractual relationships the Company has with other third parties. Upon the completion of the development of the products, the Company will have the right to manufacture and sell the products and the developer will be entitled to royalties from the net sales of each product by the Company, or its licensees, for a period of ten years from the launch of each product. The Company has an option to acquire the developer's interest in the products or to acquire the developer. If the Company elects to exercise its option to acquire the entity, the Company would be responsible for the developer's third party liabilities.

  In total, the Company earned revenue from providing advisory and contract research services to the developers of $3,448,000 in 2001. The cost of providing these services to the developers was $2,938,000, and the Company incurred other development costs related to these agreements of $2,191,000 and was also reimbursed amounts at cost of $1,395,000 in 2001.

  In early 2002, the Company entered into two additional arrangements as described in note 27 — Subsequent Events.

  In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for the formulation, development, manufacture and supply of a novel controlled release formulation of the anti-depressant citalopram.

  Under the terms of the agreement, Lundbeck paid the Company product development fees in an aggregate amount of $8,500,000, subject to certain milestones. In 2001, the Company completed the services in respect of the final milestone and received the remaining $2,000,000 product development fee from Lundbeck. The Company received product development fees of $1,000,000 and $2,000,000 in 2000 and 1999, respectively.

  In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceuticals USA, Inc. ("Teva") for the development and marketing of certain generic oral controlled release products. As at December 31, 2001, generic versions of Trental, Cardizem CD, Adalat CC, Voltaren XR and Procardia XL have been approved by the FDA, and ANDAs for two others have been filed with the FDA. Pursuant to a separate agreement, the Company earned $4,800,000 of research and development revenue from Teva in 1999.

26.  SEGMENTED INFORMATION AND MAJOR CUSTOMERS

  Organizationally, the Company's operations consist of three segments: Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

  The Product Sales segment covers sales of production from the Company's Puerto Rican and Canadian manufacturing facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

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

  The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expenses attributable to the business units. Corporate general and administrative expenses, and interest income and expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Depreciation and amortization of administrative assets and goodwill are included as a component of unallocated general and administrative expenses. Write-downs of assets are included in segment operating income (loss).

  Information by reportable segments

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
2001
Revenue from external customers	537,138	14,596	31,529	583,263

Segment operating income (loss)	205,350	(98,347)	30,900	137,903
Unallocated amounts
General and administrative expenses				(21,593)
Interest expense, net				(18,318)

Income before recovery of income taxes				97,992

Segment assets	755,680	328,813	19,245	1,103,738
Unallocated amounts
Cash and investments				406,504
Goodwill and other				132,784

				1,643,026

Segment capital expenditures, net	40,393	2,525	1,000	43,918
Unallocated amount				12,963

				56,881

Segment depreciation and amortization	44,460	54,490	2,044	100,994
Unallocated amount				9,137

				110,131

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
2000
Revenue from external customers	224,996	69,121	17,340	311,457

Segment operating income	114,779	502	17,054	132,335
Unallocated amounts
General and administrative expenses				(16,112)
Interest income, net				19,064
Premium paid on early extinguishment of U.S. Dollar Senior Notes				(20,039)

Income before provision for income taxes				115,248

Segment assets	824,248	377,589	19,638	1,221,475
Unallocated amounts
Cash and investments				110,776
Goodwill and other				128,716

				1,460,967

Segment capital expenditures, net	31,402	1,916	4,000	37,318
Unallocated amount				6,279

				43,597

Segment depreciation and amortization	12,034	13,898	1,071	27,003
Unallocated amount				3,160

				30,163

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
1999
Revenue from external customers	100,026	54,860	10,206	165,092

Segment operating income	46,802	18,163	9,792	74,757
Unallocated amounts
General and administrative expenses				(10,640)
Equity loss				(1,618)
Interest expense, net				(9,152)
Gain on disposal of long-term investments, net				1,948

Income before provision for income taxes				55,295

Segment assets	139,076	169,767	18,888	327,731
Unallocated amounts
Cash and investments				183,937
Goodwill and other				123,469

				635,137

Segment capital expenditures, net	43,137	2,562	—	45,699
Unallocated amount				400

				46,099

Segment depreciation and amortization	3,130	4,507	1,416	9,053
Unallocated amount				1,087

				10,140

  Geographic information

	Revenue(i)			Long-lived assets(ii)
	2001 $	2000 $	1999 $	2001 $	2000 $	1999 $
Canada	44,705	21,110	16,069	44,139	39,050	32,523
United States and Puerto Rico	528,722	226,559	109,066	354,692	429,222	209,141
Barbados and other Caribbean	3,448	55,511	34,100	663,995	729,652	52,711
Other countries	6,388	8,277	5,857	1,249	140	327

	583,263	311,457	165,092	1,064,075	1,198,064	294,702

(i)
Revenue is attributed to countries based on the location of customer.

(ii)
Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2001%	2000%	1999%
Customer A	16	30	43
Customer B	31	30	16
Customer C	—	18	21

  The following table identifies the segments reporting the combined revenue from the Company's major customers:

	Percentage of segment revenue
	2001%	2000%	1999%
Product sales	48	73	85
Research and development	14	86	64
Royalty and licensing	49	86	100

27.  SUBSEQUENT EVENTS

  Zovirax® products

  Biovail entered into an agreement with GSK for the exclusive distribution rights for prescription strength Zovirax® Ointment and, upon FDA approval, Zovirax® Cream, for the United States and Puerto Rico. Zovirax® is indicated for the treatment of herpes. Under the terms of the agreement, Biovail paid GSK $133,000,000 on January 2, 2002 for the distribution rights to the Zovirax® products effective January 1, 2002 until December 31, 2011. In the event of the termination of the bupropion HCl development agreement by either party, as described in note 25 — Research and Development Arrangements, Biovail would be required to pay GSK additional payments of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011 Biovail would be required to pay GSK additional payments based upon a percentage of Biovail's gross sales of the Zovirax® products during the immediately preceding calendar year.

  GSK will manufacture and supply Zovirax® Ointment, and Zovirax® Cream upon FDA approval, to Biovail. Biovail will begin promotional efforts related to Zovirax® Ointment in January 2002 and intends to launch Zovirax® Cream when and if FDA approval is received. In order to gain FDA approval for Zovirax® Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV marketing study for Zovirax® Cream.

  FIBROSTAT

  On January 4, 2002, the Company invested approximately $2,500,000 in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT in the United States. FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. Upon approval and commercialization of FIBROSTAT in the United States the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based upon a percentage of net sales of FIBROSTAT.

  The Company may require Procyon to redeem the preferred shares during the period from January 1, 2004 to December 31, 2006. Procyon may elect to redeem the preferred shares based upon prescribed conversion terms.

  Stock repurchase program

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company is able to repurchase up to 5% or approximately 7,850,000 of its issued and outstanding common shares. To April 17, 2002, an aggregate 5,657,100 common shares have been repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $46.01 for total consideration of $260,291,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $209,717,000, will be charged to the deficit.

  Teveten products

  On March 18, 2002, Biovail announced that it had acquired from Solvay Pharmaceuticals Marketing and Licensing AG ("Solvay") the exclusive marketing rights for Teveten and Teveten HCT in the United States. Teveten is an angiotensin-II receptor blocker ("ARB") and Teveten HCT is a combination formulation containing hydrochlorothiazide (collectively "Teveten"). Teveten is prescribed for the treatment of hypertension and is indicated for use either alone or in conjunction with other anti-hypertensive medications. The purchase price for Teveten was $94,000,000 in cash and Biovail will pay royalties to Solvay based upon a percentage of the net sales of Teveten in the United States. Under the terms of the agreement, Solvay will manufacture and supply Teveten to Biovail, and will assist Biovail in qualifying a site to enable Biovail or a third party selected by Biovail to manufacture Teveten for distribution in the United States. Solvay will pay a marketing allowance to Biovail, of $2,500,000 per quarter for each calendar quarter during 2002 and 2003, to compensate Biovail for the re-launch and marketing of Teveten in the United States.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus, dated March 25, 2002, the Company issued $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due on April 1, 2010 (the "Notes"). The Notes were issued under an indenture dated March 28, 2002. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  Ethypharm S.A.

  On April 15, 2002, the Company announced that it entered into multiple agreements with Ethypharm S.A. ("Ethypharm") whereby Biovail has acquired a 15% equity interest in Ethypharm and the right to license six ongoing product development programs for marketing in North America. Biovail and Ethypharm have also entered into a cross-license agreement whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

  Under the terms of the stock purchase agreement, Biovail has invested approximately $65,000,000 to acquire 15% of the issued and outstanding shares of Ethypharm. Biovail has an option to purchase up to an additional 5% interest in Ethypharm at the same price for a specified period and another 5% interest over a three-year period at predetermined prices. This strategic investment will help finance Ethypharm's growth strategies and gives Biovail access to complementary drug delivery technologies, a strong intellectual property position and access to the pipeline products, several of which are in late stages of development.

  Under the terms of the product development and licensing agreement, Biovail has licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61,000,000 in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Under the terms of the agreement, Ethypharm is committed to accelerate the developmental activities of the six licensed products through completion of Phase III clinical trials and to support the technology transfer required to allow Biovail to efficiently and economically optimize the use of the Ethypharm technology in the manufacture and marketing of each product.

28.  COMPARATIVE FIGURES

  Prior to 2001, the Company included amortization expense as a component of cost of goods sold, research and development expenses, and selling, general and administrative expenses. In 2001, amortization expense increased substantially due to recent additions to intangible assets and acquisitions of businesses, and consequently the Company decided to present amortization as an individual line item within operating expenses. The reclassification of prior years' figures, to reflect the presentation adopted in 2001, did not change the total operating expenses or net operating income as previously reported.

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in the current year.

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

  1.6
  Articles of Amendment of Biovail Corporation International(2)

  1.7
  Articles of Amalgamation of Biovail Corporation(2)

  1.8
  By-law No. A of Biovail Corporation(2)

  2.1
  Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(3)

  2.2
  First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(4)

  8.1
  Subsidiaries of Biovail Corporation (see Item 10.I of this report)

  10.a.1
  Consent of Ernst & Young LLP

  (1)
  Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, File No. 001-11145.

  (2)
  Incorporated by reference to Registrant's Registration Statement on Form 8-A, filed with the SEC on March 17, 2000, File No. 001-14956.

  (3)
  Incorporated by reference to Exhibit 1.1 on registrants report on Form 6-K dated May 21, 2002 submitted to the SEC on May 21, 2002, file #00114956.

  (4)
  Incorporated by reference to Exhibit 1.1 on registrants report on Form 6-K dated May 21, 2002 submitted to the SEC on May 21, 2002, file #00114956.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 17, 2002	BIOVAIL CORPORATION
/s/ BRIAN H. CROMBIE Brian H. Crombie Senior Vice President and Chief Financial Officer

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

1.6
Articles of Amendment of Biovail Corporation International(2)

1.7
Articles of Amalgamation of Biovail Corporation(2)

1.8
By-Law No. A of Biovail Corporation(2)

2.1
Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(3)

2.2
First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(4)

8.1
Subsidiaries of Biovail Corporation (see Item 10.I of this report)

10.a.1
Consent of Ernst & Young LLP

(1)
Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, File No. 001-11145.

(2)
Incorporated by reference to Registrant's Registration Statement on Form 8-A, filed with the SEC on March 17, 2000, File No. 001-14956.

(3)
Incorporated by reference to Exhibit 1.1 on registrants report on Form 6-K dated May 21, 2002 submitted to the SEC on May 21, 2002, file #00114956.

(4)
Incorporated by reference to Exhibit 1.1 on registrants report on Form 6-K dated May 21, 2002 submitted to the SEC on May 21, 2002, file #00114956.

EXHIBIT 10.a.1
CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-92229) pertaining to the 1993 Stock Option Plan and the 1996 Employee Stock Purchase Plan of Biovail Corporation, as well as the incorporation by reference in the Registration Statement (Form F-10 No. 333-14048) and the related Prospectus pertaining to the registration of $1,500,000,000 of common shares, debt securities and warrants, of our reports dated April 17, 2002, with respect to the consolidated financial statements of Biovail Corporation prepared in accordance with Canadian generally accepted accounting principles and United States generally accepted accounting principles that are included in the Annual Report (Form 20-F), dated May 17, 2002 for the year ended December 31, 2001.

        Our audits also included the financial statement schedule of Biovail Corporation included on Page S-1 of the Annual Report (Form 20-F). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Toronto, Canada	/s/ ERNST & YOUNG LLP
May 17, 2002	Chartered Accountants

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(All dollar amounts expressed in thousands of U.S. dollars)

Column A	Column B	Column C				Column D		Column E
		Additions
						Deductions
			Charged to product sales(2)
Description	Balance at beginning of period	Charged to costs and expenses(1)		Acquisitions of businesses		Write-offs of accounts receivable	Sales discounts and allowances	Balance at end of period
Allowance for doubtful accounts, deducted from accounts receivable
Year ended December 31, 2001	4,049	3,906	4,106	—		(743)	(4,233)	7,085
Year ended December 31, 2000	3,255	544	1,268	1,150	(3)	(841)	(1,327)	4,049
Year ended December 31, 1999	314	466	2,078	397	(4)	—	—	3,255

(1)
Amounts represent the reserve for potential credit losses.

(2)
Amounts represent the reserve for sales discounts and allowances.

(3)
Amount arising from the acquisition of DJ Pharma, Inc.

(4)
Amount arising from the acquisition of Fuisz Technologies Ltd.

S-1

QuickLinks

TABLE OF CONTENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
    A. Selected Consolidated Financial Data
    B. Capitalization and Indebtedness
    C. Reasons for the Offer and Use of Proceeds
    D. Risk Factors
  Item 4. Information on the Company
    A. History and Development of the Company(1)
    B. Business Overview
    C. Organizational Structure
    D. Property, Plant and Equipment
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
    A. Directors and Officers of the Company
    B. Compensation of Directors and Officers
    C. Board Practices
    D. Employees
    E. Share Ownership
  Item 7. Major Shareholders and Related Party Transactions
    A. Major Shareholders
    B. Related Party Transactions
    C. Interests of Experts and Counsel
  Item 8. Financial Information
    A. Consolidated Statements and Other Financial Information
    B. Significant Changes
  Item 9. The Offer and Listing
    A. Nature of Trading Market
    B. Plan of Distribution
    C. Markets
    D. Selling Shareholders
    E. Dilution
    F. Expenses of the Issue
  Item 10. Additional Information
    A. Share Capital
    B. Memorandum and Articles of Association
    C. Material Contracts
    D. Exchange Controls
    E. Taxation
    F. Dividends and Paying Agents
    G. Statements by Experts
    H. Documents on Display
    I. Subsidiary Information
  Item 11. Quantitiative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other Than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds
  Item 15. Reserved
  Item 16. Reserved
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES