Form 20-F
period 2002-12-31
BIOVAIL CORP INTERNATIONAL
filed 2003-05-21
CIK 885590

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐
Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒
Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

OR

☐
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

  7150 Mississauga Road
  Mississauga, Ontario
  CANADA, L5N 8M5
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 158,120,144 common shares, no par value, as of December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒                No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐                Item 18    ☒

TABLE OF CONTENTS

GENERAL INFORMATION

PART 1

i

	E.	Taxation	99
	F.	Dividends and Paying Agents	101
	G.	Statements by Experts	101
	H.	Documents on Display	101
	I.	Subsidiary Information	103
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		104
Item 12.	Description of Securities Other Than Equity Securities		104
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		104
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds		104
Item 15.	Controls and Procedures		104
Item 16.	[Reserved]		104
PART III
Item 17.	Financial Statements		104
Item 18.	Financial Statements		104
Item 19.	Exhibits		II-1
	Signatures		II-2
	Certificates

Basis of Presentation

        Unless otherwise indicated, all references in this report to the "Company", "Biovail", "we", "us", "our" or similar terms refer to Biovail Corporation together with its subsidiaries.

        All dollar amounts in this report are expressed in United States dollars except where stated otherwise. In this report, unless stated otherwise, all references to "U.S.$" or "$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada.

        The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Teveten®, Vasotec®, Vaseretic®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™, and Cardisense®. All other product names referred to in this document are the property of their respective owners.

Forward Looking Statements

        "Safe Harbour" statement under the United States Private Securities Litigation Reform Act of 1995:

        To the extent any statements made or incorporated by reference in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Programme ("TPP") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission ("SEC") including the risks set forth in Item 3 of this report and securities commissions or other securities regulatory authorities in Canada ("Canadian Securities Authorities").

ii

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2.    Offer Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

A.    Selected Consolidated Financial Data

        Beginning January 1, 2000, we changed from publicly reporting our financial results prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") to publicly reporting those results prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Our financial statements prepared in accordance with U.S. GAAP for each of the years ended December 31, 2002, 2001 and 2000 and our financial statements prepared in accordance with Canadian GAAP for each of the years ended December 31, 2002, 2001 and 2000 have been audited. The audited financial statements prepared in accordance with Canadian GAAP and U.S. GAAP are included under Item 18 "Financial Statements".

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

	Years ended December 31,
	2002		2001		2000		1999		1998(1)
									Unaudited
Consolidated operating data:
Revenue	$788,025		$583,263		$309,170		$172,464		$111,657
Operating income (loss)	134,284	(2)	171,156	(4)	(78,032)	(6)	(40,160)	(8)	45,303
Net income (loss)	87,795	(3)	87,448	(5)	(147,976)	(7)	(109,978)	(9)	41,577
Basic earnings (loss) per share	0.58	(3)	0.64	(5)	(1.16)	(7)	(1.07)	(9)	0.39
Diluted earnings (loss) per share	$0.55	(3)	$0.58	(5)	$(1.16)	(7)	$(1.07)	(9)	$0.38
	As at December 31,
	2002	2001	2000	1999	1998(1)
					Unaudited
Consolidated balance sheet data:
Cash and cash equivalents	$56,080	$434,891	$125,144	$178,086	$78,279
Working capital	(23,527)	427,856	(25,295)	266,068	114,898
Total assets	1,833,804	1,331,483	1,107,267	467,179	198,616
Long-term obligations	747,350	46,161	438,744	137,504	126,835
Convertible Subordinated Preferred Equivalent Debentures	—	—	299,985	—	—
Shareholders' equity	$845,686	$1,126,074	$237,458	$267,336	$49,888
Number of common shares issued and outstanding [000s](10)	158,120	157,496	131,461	124,392	99,444

1.
Figures for 1998 have been derived from the audited consolidated financial statements prepared in accordance with Canadian GAAP, and the reconciliation of material differences between Canadian and U.S. GAAP included in the notes thereto.

2.
Including a charge of $31,944 relating to the write-down of certain assets and a charge of $167,745 for acquired research and development.

3.
Including charges of $31,944 relating to the write-down of certain assets, a charge of $167,745 for acquired research and development and $3,408 of other income.

4.
Including a charge of $80,482 relating to the write-down of certain assets.

5.
Including charges of $80,482 relating to the write-down of certain assets and $34,923 for the debt conversion premiums relating to the conversion of our 6.75% Convertible Subordinated Preferred Equivalent Debentures due 2025 ("Debentures").

6.
Including a charge of $208,424 for acquired research and development.

7.
Including charges of $208,424 for acquired research and development, $20,039 ($0.16 basic and diluted loss per share) for an extraordinary item relating to the premium paid on the early extinguishment of the 10 7/8% U.S. Dollar Senior Notes due 2005 ("Senior Notes"), and $43,500 ($0.34 basic and diluted loss per share) for the cumulative effect of a change in accounting principle relating to the recognition of revenue.

8.
Including a charge of $105,689 for acquired research and development.

9.
Including charges of $105,689 for acquired research and development and $58,399 in respect of the equity loss in Fuisz Technologies Ltd. ("Fuisz"), and a net gain of $1,948 on disposal of certain long-term investments.

10.
All share amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000.

In accordance with Canadian GAAP
(All dollar amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)

	Years ended December 31,
	2002		2001		2000		1999		1998
Consolidated operating data:
Revenue	$788,025		$583,263		$311,457		$165,092		$98,836
Operating income	247,679	(1)	116,310	(2)	116,223		64,117		35,145
Net income attributable to common shareholders	207,553	(1)	85,553	(3)	81,163	(4)	51,080	(5)	31,419
Basic earnings per share	1.37	(1)	0.62	(3)	0.63	(4)	0.50	(5)	0.29
Diluted earnings per share	$1.29	(1)	$0.57	(3)	$0.57	(4)	$0.47	(5)	$0.29
	Years ended December 31,
	2002	2001	2000	1999	1998
Consolidated balance sheet data:
Cash and cash equivalents	$56,080	$434,891	$125,144	$178,086	$78,279
Working capital	(23,527)	427,856	(25,295)	256,768	109,124
Total assets	2,237,666	1,643,026	1,460,967	635,137	199,919
Long-term obligations	732,111	46,161	438,744	137,504	126,835
Shareholders' equity	$1,264,787	$1,425,417	$839,110	$391,794	$19,091
Number of common shares issued and outstanding [000s](6)	158,120	157,496	131,461	124,392	99,444

1.
Including a charge of $31,944 relating to the write-down of certain assets.

2.
Including a charge of $80,482 relating to the write-down of certain assets.

3.
Including charges of $48,246, net of tax of $32,236, relating to the write-down of certain assets and $10,001 for the debt conversion premiums relating to the conversion of the Debentures.

4.
Including a charge $20,039 relating to the premium paid on the early extinguishment of the Senior Notes.

5.
Including a charge of $1,618 in respect of the equity loss in Fuisz, and a net gain of $1,948 on disposal of certain long-term investments.

6.
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

        The cost of complying with government regulation can be substantial. Governmental authorities in the United States and Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing and safety of pharmaceutical products. The regulations applicable to our existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the United States, Canada and other countries in which we carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before we can market these products.

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

        With respect to the segment of our business where we manufacture and supply bioequivalent versions of existing drugs, there has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When we file an Abbreviated New Drug Application ("ANDA") for a bioequivalent version of a drug, we are required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product New Drug Application ("NDA"). A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we face such challenges.

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

        We have over 30 products at various stages of development or which are not yet marketed. We have filed with the FDA four ANDAs (Dilacor XR, Verelan, Tegretol and Procardia XL 90mg), two NDAs (FlashDose fluoxetine and FlashDose zolpidem) and GlaxoSmithKline plc ("GSK") has filed an NDA for our Wellbutrin XL product. FDA approval may not be granted for all or any of these products and we may not be successful in filing NDAs and ANDAs for the remaining pipeline products with the FDA.

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

        In October 2000, we purchased 100% of DJ Pharma, Inc. ("DJ Pharma") which we renamed Biovail Pharmaceuticals, Inc. ("BPI"). We acquired the Cardizem® family of products from Aventis Pharmaceuticals Inc. ("Aventis") effective December 29, 2000. In October 2001, we entered into a multi-faceted agreement with GSK under which we will collaborate on the final development and co-promotion of our novel controlled-release, once-daily formulation of bupropion hydrochloride ("HCl"), the co-promotion of

Wellbutrin SR in the United States, GSK's existing sustained-release, twice-daily formulation of bupropion HCl, and the acquisition of the exclusive promotion and distribution rights to GSK's Zovirax topical products for the U.S. and Puerto Rico. In 2002, we have acquired numerous products and licenses including, the U.S. (marketing and distribution) rights to Vasotec® and Vaseretic® from Merck & Co. Inc. ("Merck"), licensing rights to six ongoing product development programs for marketing in North America from Ethypharm S.A., the U.S. marketing rights for Teveten® and Teveten® HCT from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay"), and certain products in development from Pharma PASS LLC, Pharmaceutical Technologies Corporation ("Pharma Tech"), and in 2003, we licensed one product from Flamel Technologies S.A. ("Flamel") and four products under development from Athpharma Limited ("Athpharma"). Acquisitions involve the integration of separate companies and product lines. This process of integration may be disruptive to our business.

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

        See Item 4.B "Business Overview" and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contained in Item 5 of this report for additional discussion regarding our acquisitions since the end of 1999.

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

Item 4.    Information on the Company

A.    History and Development of the Company

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

        Our principal executive office is located at 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, telephone (905) 286-3000. Our agent for service in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10219, telephone number (212) 590-9200.

        A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets is found in our MD&A and consolidated financial statements included elsewhere in this annual report.

B.    Business Overview

        We are an international, fully-integrated pharmaceutical company engaged in the development, manufacture and marketing of medications utilizing advanced drug delivery technologies for the treatment of chronic medical conditions. Our primary focus is on three major therapeutic areas: cardiovascular (including Type II diabetes), central nervous system (CNS) and pain management. Other areas of interest include antiviral medicine and select niche therapeutic categories with identified potential. A key element of our business is the development, manufacture and sale of high-margin branded once-daily pharmaceutical products incorporating our advanced proprietary drug delivery technologies.

        Biovail generates revenue primarily from sales of these products, which may be marketed directly by Biovail's own sales and marketing divisions in the United States and Canada or through partnerships with third party pharmaceutical companies in the U.S. and world markets. We also generate revenue by promoting and/or co-promoting products on behalf of third parties, providing clinical contract research services to third parties, and through royalties and/or licensing fees related to the sale of a number of our controlled-release products by third parties.

        We continually explore product, company and technology acquisition opportunities in the marketplace. Our acquisition strategy seeks to capitalize on opportunities in the global pharmaceutical industry, including those arising from consolidation or divestitures. We investigate and pursue attractive acquisitions or investment opportunities that will add to our product portfolio or pipeline, will enhance our drug delivery technology base, or will strategically expand our sales and marketing capability in target therapeutic areas. (For further discussion of our acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", contained in Item 5 of this report.)

Our Markets

        Our primary market is the U.S., where our products are marketed directly by BPI, our U.S. sales and marketing organization, and indirectly through strategic licensing partners. During 2002, our U.S. sales force was expanded through the addition of over 250 BPI sales representatives, as well as a strategic partnership with Reliant Pharmaceuticals LLC ("Reliant"). Under the terms of this agreement, 250 Reliant sales representatives will co-promote a number of Biovail products for a period of three years. These initiatives bring the total number of sales representatives marketing Biovail products in the U.S. to over 800. In total, these professionals market our products to approximately 130,000 physicians. Revenue in 2002 was generated from the sales of the following key products: Cardizem, Cardizem CD, Zovirax Ointment, Tiazac, Teveten, Teveten HCT, Cedax, Rondec, Vasotec and Vaseretic. During 2002, the anti-hypertensive medication Cardizem CD was our leading revenue generator, accounting for approximately 40% of our total U.S. product revenue.

        Our products are also marketed directly in Canada through Biovail Pharmaceuticals Canada ("BPC"), our Canadian sales and marketing division. BPC's sales representatives total approximately 75 and currently target 10,000 physicians. Revenues are derived from the sales of the following key products: Tiazac, Cardizem CD, Retavase, Celexa and Monocor. During 2002, the anti-hypertensive, anti-angina medication Tiazac was BPC leading product, representing approximately 65% of total Canadian product revenue.

        Our products have been commercialized in more than 50 countries through licensing agreements with strategic marketing partners with expertise in their local markets.

Our Technologies

        We have developed and acquired a number of advanced proprietary drug delivery technologies, which we use to create pharmaceutical products with distinct clinical and competitive advantages. Through the application of these technologies we develop products that: (1) improve upon existing multiple daily dose immediate-release products by providing the therapeutic benefits of once-daily drug delivery; (2) are enhanced versions of existing medications (e.g., through the use of FlashDose®, taste masking, controlled-release, graded-release, or oral colonic drug delivery technologies) that offer superior efficacy, fewer side effects, improved patient convenience and compliance and other differentiations/benefits; or (3) are enhanced absorption formulations utilizing super bioavailability or absorption enhancing drug delivery technologies.

Our Products

        Originally, due to limited resources, our products were licensed early in the development cycle to third party pharmaceutical companies who controlled the clinical trials, regulatory process, manufacturing and sale of our products in return for payment of licensing fees and revenue sharing. However, since our evolution into a fully-integrated pharmaceutical company in the mid 1990s, we are involved in all aspects of the drug development process, from formulation and development to clinical testing, regulatory filing, manufacturing, marketing, promotion and distribution. This integrated approach results in operational synergies, increased flexibility and cost efficiencies, as well as maximized revenues.

        To date we have developed and filed with appropriate Regulatory Agencies 25 products utilizing advanced drug delivery technologies, which in total, have been commercialized in more than 50 countries. (See Chart.)

Branded Products	Bioequivalent Controlled- Release Products
Tiazac	Cardizem CD
Cardizem LA	Adalat CC
Wellbutrin XL	Procardia XL
FlashDose fluoxetine	Verelan
FlashDose zolpidem	Cardizem SR
Oruvail	Trental
Norpace	Voltaren XR
Theo-24	Dilacor XR
Isoket Retard	Tegretol
Elantan Long
Sirdalud CR
Gastro-Timelets Gastromax
Novagent
Beta-Timelets
Tiamon Mono
Regenon Retard

Business Strategy

        Our business strategy revolves around three vital and inter-related components.

        The first is our inherent ability to efficiently and expeditiously exploit our pipeline products by commercialization either through our own sales force in the U.S. and Canada or through strategic out-licensing to marketing partners. This ability to access these two options appropriately to optimize the market opportunities offered by a new product effectively differentiates Biovail from its competitors. The decision on whether to market a new product directly or through marketing partnerships is based on critical evaluation of a number of factors.

        New branded products that complement BPI's and BPC's existing portfolio and that promise a suitable earnings return are prime candidates for launch by these internal sales divisions. One of our immediate priorities is to optimize the revenue opportunities represented by our expanding branded product portfolio through our own sales operations. Our strategy is to leverage and expand our sales and marketing presence in the U.S. and Canada to maximize sales of currently existing products and to support the pending commercialization of new products from our development pipeline, as well as established products which we may acquire.

        The second component is the strength of our drug delivery technology, which represents both our heritage of past successes and the promise of our future, specifically in terms of our extensive pipeline of products under development.

        We currently develop products utilizing three distinct proprietary drug delivery technology platforms: (1) controlled-release technologies; (2) FlashDose technology; and (3) enhanced absorption/super bioavailable and oral colonic drug delivery technologies. Our pipeline consists of a growing number of products at various stages of development. These represent a combination of products developed by Biovail, products being developed by companies in which we have made a strategic investment, products provided by our development partners and high-promise products in various stages of development acquired under license from third parties. Our pipeline development program is complemented by the efforts of Biovail Ventures. The mandate of Biovail Ventures is to expand our product pipeline by identifying New Chemical Entities (NCEs), New Biological Entities (NBEs) and novel drug delivery technologies for future commercialization in North America through our fully-integrated sales and marketing organization.

        Our focus on the aforementioned key therapeutic areas allows us to channel our expertise and to concentrate our activities in those areas where we perceive the highest growth potential. While we will prudently continue to explore development potential outside the limits of these areas, we remain focused on three main therapeutic categories: cardiovascular (including Type II diabetes as a CV risk factor), CNS and pain management.

        The third key component of our business strategy is our ability to optimize the future market potential of established brands through product enhancements. This brand enhancement, or product line extension strategy, is currently being successfully adopted by many of the world's largest pharmaceutical companies as they look for ways to protect and further exploit the significant clinical and marketing investments they have made in establishing high value brands. The strategy is based on leveraging the marketability of an existing, well-established in-market brand through the development of a new and improved or 'enhanced' formulation.

        We have already implemented this strategy through our acquisition of the market-leading Cardizem and Vasotec brands, as well as through gaining access to the highly-respected Wellbutrin brand name through a strategic agreement with GSK. We will continue to exploit our drug delivery technology assets and rich pipeline by entering into multi-faceted agreements with leading global pharmaceutical companies. Under these agreements we will employ our drug delivery expertise to the development of enhanced formulations or product line extensions of established branded products that provide competitive advantages in the marketplace. We may manufacture and supply these new products for a significant percentage of the net sales. These enhanced products could be marketed by our own sales force, by our partners, or co-promoted as specific circumstances and market conditions dictate.

        We will also investigate and take advantage of promising opportunities to acquire in-market products from these strategic partners. Our recent agreement with GSK is an example of this type of transaction. Under the term of this agreement, we licensed our once-daily formulation of the antidepressant bupropion HCl (Wellbutrin) to GSK in return for a manufacturing and supply contract for this product. We also acquired the rights to distribute GSK's topical antiviral Zovirax® product line in North America and we acquired the rights to co-promote GSK's existing Wellbutrin SR product in the U.S. until March 31, 2003.

Our Business Process

        Implementation of our business strategy is achieved through a tested and proven three-step process designed specifically to leverage our extensive research, development and drug delivery technology asset base. The three steps essentially involve identification, development and commercialization of promising controlled-release pharmaceutical products.

        The process begins with the identification of drug compounds that effectively treat (or have the potential to treat) chronic medical conditions, that compete in large and growing markets (such as our three target therapeutic categories — cardiovascular, CNS and pain management) and, most importantly, that can be enhanced through the application of our proprietary drug delivery technologies to provide distinct clinical and competitive advantages. This includes the acquisition of well-established brand name medications that have significant brand equity in terms of proven efficacy, excellent safety profiles, physician acceptance, current usage by large patient populations, name recognition and proven marketability. Examples of this approach include our acquisitions of the Cardizem, Vasotec and Teveten product lines in the U.S. and/or Canada. In each case, we acquired existing products with strong brand equity to which we believe significant clinical, compliance and convenience enhancements can be achieved through the application of our drug delivery technologies and the development of line extension products.

        The next step in the process is product development. This involves the efficient and timely advancement of promising products through clinical testing, late stage development and regulatory approval into the manufacturing stage. This is facilitated through internal research and development, clinical testing, regulatory approval and manufacturing capabilities.

        The third step in the process is product commercialization. Our unique structure provides us with a number of commercialization options. Each option is carefully evaluated based on the product and the existing competitive and marketing environments.

        For example, in cases where an out-licensing agreement may result in shortened time to market, eliminate potential litigation, higher profitability and/or provide us with immediate access to already established brand names medications, this option will be selected. A case in point is our agreement with GSK for the commercialization of Wellbutrin XL. (See Chronology of Strategic Events.)

        Alternatively, we have the option to commercialize the product under a new brand name through our own North American sales operations, or through a carefully selected marketing partner. An example of the latter is our successful agreement with Forest Laboratories Inc. ("Forest"), for the commercialization of Tiazac in the U.S. We also have the option of acquiring a well-established existing brand and exploiting a line extension or improved formulation through our internal sales force, as is currently being done with the recently launched Cardizem LA and future launch of Vasotec XL.

        This process of developing our own products and entering into brand enhancement agreements with third party pharmaceutical companies allows us to further build and exploit our own sales force. The ongoing growth of our sales force will be accompanied by a concurrent expansion of our portfolio of products in our three core therapeutic categories, cardiovascular, CNS and pain management, as well as other select niche medications. This focused approach allows our sales force to develop expertise in therapeutic areas, maximize resource allocations and improve sales call targeting and frequency.

        The following table summarizes the therapeutic indication and current partner status of our portfolio of marketed products and the current development status of certain products in our developmental pipeline.

BIOVAIL PRODUCTS

Product	Indication	Current Status
1. Marketed Product Portfolio
BRANDED (NDA)
Biovail Pharmaceuticals Inc.
Cardizem®	Hypertension/Angina	Commercialized
Cardizem® LA	Hypertension	Commercialized
Zovirax Ointment	Herpes	Commercialized
Wellbutrin SR®(4)	Depression	Commercialized
Teveten®(3)	Hypertension	Commercialized
Teveten® HCT(3)	Hypertension	Commercialized
Cedax®	Respiratory Infections	Commercialized
Rondec®	Respiratory/Allergy	Commercialized
Vasotec®/Vaseretic®	Hypertension, Congestive Heart Failure	Commercialized
Biovail Pharmaceuticals Canada
Cardizem®	Hypertension, Angina	Commercialized
Tiazac®(1)	Hypertension, Angina	Commercialized
Retavase™	Acute Myocardial Infarction	Commercialized
Celexa®	Depression	Commercialized
Monocor®	Hypertension, Congestive Heart Failure	Commercialized
Wellbutrin® SR	Depression	Commercialized
Zyban®	Smoking Cessation	Commercialized
BIOEQUIVALENT (ANDA)
Trental	Peripheral Vascular Disease	Commercialized
Cardizem® CD	Hypertension/Angina	Commercialized
Voltaren XR	Arthritis	Commercialized
Adalat CC	Hypertension/Angina	Commercialized
Procardia XL	Hypertension/Angina	Commercialized
2. Pipeline Products*
BRANDED (NDA)
Zovirax Cream	Herpes	Approved
Wellbutrin XL	Depression, Smoking Cessation	Regulatory Review
Vasotec XL	Hypertension	Under Development
metformin OD	Type II Diabetes	Under Development
tramadol XL	Chronic Pain	Under Development
acyclovir CR	Herpes
simvastatin EA	High Cholesterol
d-methylphenidate	AttentionDeficit-Hyperactivity Disorder	Regulatory Review
mismatched double-stranded RNA®	Chronic Fatigue Syndrome	Under Development
putriscine®	Surgical Scars and Burns	Under Development
fenofibrate	Hypercholesterolemia
venlafaxine	Depression
5 FU	Cancer	Under Development
FlashDose fluoxetine	Depression	Regulatory Review
FlashDose zolpidem	Sleeping Disorders	Regulatory Review
FlashDose paroxetine	Depression, other	Regulatory Review
FlashDose sumatriptan	Migraine	Under Development
BIOEQUIVALENT (ANDA)
Dilacor XR	Hypertension/Angina	Regulatory Review
Verelan	Hypertension/Angina	Regulatory Review
Tegretol	Epilepsy	Regulatory Review
Procardia XL — 90mg	Hypertension, Angina	Regulatory Review

* Biovail also has numerous undisclosed pipeline products under development.

1.
Tiazac® is also promoted and distributed in the U.S. by licensee Forest.

2.
Co-promoted with H. Lundbeck A/S.

3.
Acquired from Solvay in February 2002.

4.
Co-promoted with GSK in the U.S. until March 31, 2003.

N.B. We have also developed 11 additional products that have been successfully commercialized by various licensees in numerous world markets.

Chronology of Strategic Events

        In September 1995, we licensed the right to market Tiazac in the United States to Forest and the formal product launch took place in February 1996. The license agreement with Forest provides for a royalty payment of 8% of its net sales of Tiazac® for a period of 16 years, commencing December 1995. In addition, under a 16-year supply agreement which also commenced December 1995, we act as the exclusive manufacturer of Tiazac® for Forest and receive contractually determined manufacturing fees.

        In December 1997, we entered into an agreement with Teva for the development and marketing in the United States of specific generic oral controlled-release products. These include products that have already been approved by the FDA as well as products under development. The terms of the agreement call for us to manufacture the products and share the profits after deduction of manufacturing costs and an allowance for selling and distribution expenses incurred by Teva. Products currently commercialized and marketed under this agreement include bioequivalent controlled-release versions of Trental (pentoxifylline), Cardizem CD (diltiazem), Voltaren XR (diclofenac), Adalat CC (nifedipine), Procardia XL (nifedipine) and Verelan. In addition, ANDAs have been filed for bioequivalent versions of Dilacor XR, Tegretol and Procardia XL 90mg.

        In July 1997, Intelligent Polymers Limited ("IPL") was formed primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form, or in controlled-release form requiring multiple daily dosing. We expect that such products will be marketed under distinct brand names. We had the right to acquire directly or indirectly all of the equity of IPL. On December 29, 2000, we exercised our option to purchase all of the equity of IPL. Subsequently we discontinued its incorporation in Bermuda, filed Articles of Dissolution and merged IPL with its sole shareholder, Biovail Laboratories Incorporated.

        In December 1998, we entered into a multi-faceted ten-year agreement with H. Lundbeck A/S of Copenhagen ("Lundbeck") for the development of a novel controlled-release formulation of the anti-depressant citalopram, marketed under the trademark Celexa in the United States. Under the agreement, we will develop, manufacture and supply a controlled-release version of citalopram for commercial sale by Lundbeck or its licensees worldwide. In exchange, Lundbeck paid us product development fees and will pay an agreed upon supply price upon commercialization of the controlled-release citalopram product. We have completed all development of the product and Lundbeck is currently completing Phase III clinical studies.

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

        In October 2000, we acquired DJ Pharma, renamed BPI, a U.S. pharmaceutical sales and marketing company with approximately 300 sales representatives and several drug brands marketed and sold to physicians for the treatment of respiratory and allergy conditions and skin and soft tissue infections. We have consolidated BPI's operations at its Raleigh, North Carolina, facility. During 2002, we expanded our U.S. sales force from approximately 300 to approximately 550 in preparation for the launch of new products, such as Cardizem® LA and Teveten HCT in 2003.

        At the end of fiscal 2000 we acquired the rights to and benefits from, the Cardizem® family of products for the Canadian, U.S. and Puerto Rican markets from Aventis. Cardizem® branded products, used in the treatment of hypertension and angina, have been a leading line in the calcium channel blocker category of cardiovascular drugs for over twenty years. Under transitional arrangements with Aventis, Cardizem CD is being manufactured on our behalf by Aventis.

        In April of 2003, we launched, through our U.S. sales force, Cardizem LA, a once daily controlled- and graded-release formulation of this drug. Cardizem LA is manufactured in our facilities in Puerto Rico and Manitoba.

        We entered into agreements with GSK on October 26, 2001 in accordance with our stated business strategy. The agreements encompass final development and promotion of our novel controlled-release, once-daily Wellbutrin XL, the co-promotion of Wellbutrin SR in the U.S., GSK's existing sustained-release, twice-daily formulation of bupropion HCl, and the acquisition of the exclusive promotion and distribution rights to GSK's topical Zovirax products in the United States and Puerto Rico.

        We licensed to GSK a novel controlled-release, once-daily formulation of bupropion HCl (Wellbutrin XL) for sales and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed by GSK for the treatment of depression as Wellbutrin and for smoking cessation as Zyban, is currently sold in sustained-release ("SR"), twice-daily, and immediate-release, four-times daily, dosage formats. Under the terms of the Wellbutrin XL agreement, we will collaborate with GSK to direct regulatory and scientific development to seek regulatory approval of Wellbutrin XL. In August 2002 GSK filed an NDA for our Wellbutrin XL with the FDA. When and if FDA approval is received, we will manufacture and supply Wellbutrin XL to GSK for a share of the revenue generated by future sales of Wellbutrin XL. Together with GSK, we co-promoted Wellbutrin SR in the U.S. until March 31, 2003 and we will have the option to co-promote Wellbutrin XL when and if FDA approval is received in the United States.

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights for prescription strength Zovirax Ointment and Zovirax Cream for the United States and Puerto Rico. We received approval from the FDA for the marketing of Zovirax Cream in January 2003. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores. We paid GSK $133 million on January 2, 2002 for the distribution rights to the Zovirax products until December 31, 2011. In the event of the termination of the Wellbutrin XL development agreement by either party, we would be required to pay GSK additional payments of $22 million per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99 million, and for calendar years 2007 through 2011 we would be required to pay GSK additional payments based upon a percentage of our gross sales of the Zovirax products during the immediately preceding calendar year. In December 2002, we extended our agreement with GSK for the marketing rights for Zovirax Ointment and Zovirax Cream to 20 years from the original ten years for approximately $40 million.

        Under the terms of our agreement, GSK is to manufacture and supply Zovirax Ointment and Zovirax Cream, to us. We began promotional efforts related to Zovirax Ointment in January 2002 and we intend to launch Zovirax Cream in the third quarter of 2003. GSK has also committed to conduct a pediatric Phase IV marketing study for Zovirax Cream.

        On March 18, 2002, we acquired United States marketing rights for Teveten® (eprosartan mesylate) and Teveten HCT (eprosartan mesylate and hydrochlorothiazide combination) from Solvay for approximately $94 million. Solvay will retain marketing rights to the product in the rest of the world. In February 2003, Teveten HCT received FDA approval for the treatment of hypertension and the product was launched in early March 2003.

        Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications. Teveten®HCT is a combination product which includes both an ARB and a diuretic. Under the terms of the agreement, Solvay will manufacture and supply these products with an option to transfer U.S. manufacturing to one of our manufacturing facilities, in a phased in approach, upon receipt of the necessary regulatory approvals. Solvay will continue to manufacture and market the products in areas outside of the U.S. We will form a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of these products. Solvay has the option to acquire all potential future modifications and innovations developed by us for the products for worldwide markets excluding the United States.

        On May 10, 2002, we acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck for an initial payment of $155 million and semi-annual minimum payments over the five year period following the acquisition. We also acquired the fixed dose combination NDA of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services. Merck will receive royalties on the future sales of any life cycle products developed and marketed in the U.S. We also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, we will manufacture and supply this new dosage format technology to Merck for commercialization, subject to FDA approval.

        In April 2002, we entered into an agreement with Ethypharm whereby we acquired the license to six ongoing product development programs for marketing in North America. Under the terms of this agreement, Ethypharm will continue development on these six licensed products through to the completion of Phase III clinical trials. This agreement also allows the cross licensing of Biovail's CEFORM™ technology and Ethypharm's Flashtab technology in the development of rapid dissolve pharmaceutical products. We also acquired a 15% equity interest in Ethypharm and certain options to acquire additional equity interests.

        In May 2002, we acquired from DepoMed Inc. ("DepoMed") the rights to manufacture and market a once daily metformin HCl product. This product, metformin GR used in the treatment of diabetes, is currently undergoing Phase III clinical trials. At the same time, Biovail also acquired a 15% equity interest in DepoMed.

        In the third quarter of 2002, we entered into an agreement with Reliant to co-promote a number of existing Biovail products in the United States. Approximately 650 of Reliant's sales representatives joined Biovail's sales representatives to promote Teveten® and other cardiovascular products through to the end of 2002. This agreement was expanded in the fourth quarter of 2002 whereby Reliant will provide 250 sales representatives for three years to co-promote a range of Biovail's cardiovascular products including Cardizem® LA.

        In December 2002, we acquired two of a group of PharmaPASS companies for approximately $178 million. PharmaPASS is a developer of advanced oral controlled-release formulations and technologies. Through this agreement, we acquired a number of pipeline products under development and two enhanced absorption formulations, finofibrate (Tricor) for the treatment of high cholesterol, and venlafaxine (Effexor) used in treating depression. In addition, we acquired an economic interest in two currently marketed products, omeprazole (Prilosec) for the treatment for depression, and Tricor as mentioned above. This agreement also added two new drug delivery technologies to our portfolio, Zero Order Release System (ZORS) for increased drug delivery control and absorption, and an oral colonic delivery technology, which increases drug absorption in the upper colon and lower intestine.

        In December 2002, we acquired the Canadian rights to Wellbutrin® SR and Zyban® from GSK. Through this agreement and upon marketing approval from Canadian authorities, we have the right to market our once-daily formulation of bupropion HCl as Wellbutrin XL in Canada. In support of the commercialization of Wellbutrin XL and under the terms of our agreement, we gain access to information and data from past and future clinical studies conducted by GSK.

        In April 2003, we acquired from Flamel Technologies exclusive North American rights to Flamel's oral controlled-release formuation of acyclovir (Genvir) used in the treatment of genital herpes. We intend to manufacture this product, upon FDA approval, using Flamel's proprietary controlled-release "Micropump" technology. We anticipate the start of Phase III clinical trials in the second half of 2003.

        In April 2003, we entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development. The four products under development are a beta-1 selective beta-blocker formulation, Bisochron (bisoprolol) for the treatment of hypertension, a long-acting nitrate formulation, Isochron (isosorbide-5-mononitrate) for the treatment of angina, and two liver-selective statin formulations, Hepacol I (pravastatin) and Hepacol II (simvastatin), which are both for the treatment of high cholesterol. Athpharma will complete the development costs and we will make payments to Athpharma subject to the attainment of certain milestones. We will also pay Athpharma royalties on the approval and commercialization of each product.

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

Other Biovail Divisions

        Biovail Pharmaceuticals Canada ("BPC") performs sales and marketing activities in Canada for our products as well as for products licensed from third parties. BPC markets products developed by Biovail as well as products in-licensed from third parties. Currently, BPC is comprised of a sales force of approximately 75 individuals supported by a divisional sales and marketing infrastructure located in Mississauga, Canada.

        We also have a full-service independent Contract Research Division ("CRD") that provides clinical research and laboratory testing services for our product development projects and for third-party international and domestic pharmaceutical companies including several developmental partners. The CRD includes a full-service bioanalytical laboratory that performs specialized bioanalytical and quality control testing and method development as well as other laboratory services. The CRD can also provide support services to its clients in the area of quality control. The CRD operates in a facility that includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 230-bed study clinic.

        In addition, we develop and manufacture nutraceutical and food ingredient products incorporating our proprietary technologies in our Nutravail division. Large-scale manufacture of nutraceutical products is currently handled through third party contractors but a variety of higher value flavour encapsulations, gums and gum bases are developed and manufactured at our Sterling, Virginia facility.

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

Industry Overview

        The pharmaceutical industry has experienced significant growth over the past several years. This has been impacted by factors such as: increasing enrollment in Health Maintence Organizations (HMOs) and growth in managed care, an ageing and more health-aware population, several major new drugs bringing significant therapeutic benefits, and increasing use of novel marketing approaches such as direct-to-consumer advertising.

        IMS Healthcare ("IMS") reports that the total U.S. prescription drug market was approximately $191 billion in 2002, an increase of 19.9% over the $175 billion for 2001. For the ten years to 2000 the compounded annual growth rate in sales was 13.8%. Prescription growth for 2002 versus 2001 in the U.S. was in excess of 4.5%. For the ten years to 2000 the compounded annual growth rate in prescriptions was 5.5%.

        The industry is undergoing a period of consolidation. It is estimated that during the years 2001-2005 branded products with estimated 2001 sales of in excess of $35 billion will lose patent protection and that in 2002 alone the figure was in the range of $6-7 billion. To replace these revenues and lessen their dependence on internal development programs, the large pharmaceutical companies are increasingly entering into strategic licensing arrangements with specialty pharmaceutical companies and augmenting their product pipelines by the acquisition of smaller specialty companies with valuable research and development programs and technologies. They are also developing strategies to defend themselves against generic competition through innovative approaches to extension of brand life-cycles, exclusivity periods and product differentiation.

        The larger companies are increasingly focusing their marketing resources on large revenue drugs (generally in excess of $500 million) and accordingly are increasingly willing to divest themselves of smaller, non-strategic products in niche therapeutic areas. According to IMS, in 2000 approximately 28% of U.S. market sales revenues were derived from 970 branded drugs with revenues less than $100 million. This affords a significant opportunity for smaller companies to acquire or in-license valuable brand name drugs and to revitalize these franchises through application of novel delivery forms and technologies.

        Prescription growth for 2002 in the U.S. pharmaceutical market for all forms of controlled-release drugs was in excess of 10.5%. The oral dosage controlled-release segment of the market generated approximately $16.3 billion of revenues in 2002, an increase of 21% over the prior year. The impetus for growth in this segment comes from the proliferation of branded drugs at or near patent expiration and new product launches.

        Controlled-release products are formulated to release the drug's active ingredient gradually and predictably over a 12 to 24 hour period. These formulations provide for (1) greater effectiveness in the treatment of chronic conditions through more consistent delivery of the medication; (2) reduced side effects; (3) greater convenience and (4) higher levels of patient compliance due to a simplified dosage schedule as compared to that of immediate-release drugs.

        There are significant technical barriers to entry into the development of controlled-release drugs, with only a limited number of companies possessing the required expertise and technologies. Despite the therapeutic advantages of controlled-release drugs versus their immediate-release counterparts, many pharmaceutical companies have not made the additional investment to develop a controlled-release version of a product while their immediate-release version is under patent protection.

        The pharmaceutical industry is subject to ongoing political pressure to contain the growth in spending on drugs and to expedite and facilitate bioequivalent competition to branded products. In the U.S., Medicare prescription drug coverage changes may be developed in the next 2-3 years. Companies oriented towards improved drug delivery and bioequivalents should stand to benefit from the market focus on cost-containment and therapeutic value.

        For most of the 1990s the FDA evidenced an accommodative stance to NDAs and ANDAs. Relatively fast drug approvals reflected innovative ways of corporate funding of NDA reviews and the political imperative of bringing bioequivalent competition to the market place. As a result of several high profile drug withdrawals over the past several years, there is now evidence of a more cautious stance from the FDA and approval times appear to be slowing. This stance may operate to the benefit of drug delivery and bioequivalent drug companies whose products are viewed as rapid and lower cost methods of bringing safe new products to the market.

Marketed Products

        We currently benefit from direct sales and the sales by various licensees of over 20 pharmaceutical products. We have developed 25 controlled-release and FlashDose® drugs which, when commercialized, are marketed through licensees and, in the case of Tiazac®, directly through our BPC marketing division in Canada. We manufacture eight pharmaceutical products including: Cardizem LA®, Wellbutrin XL, Tiazac, and bioequivalent formulations of Trental®, Cardizem® CD, Voltaren® XR, Adalat®CC and Procardia® XL for sale by our licensees in the U.S. and Europe. In the case of Adalat CC, we manufacture and market our own 60mg version of this product and market the 30mg version under license from Elan Corporation plc ("Elan"). The remaining drugs are manufactured and distributed by licensees in numerous world markets.

Tiazac® (diltiazem)

        Tiazac belongs to a class of drugs used in the treatment of hypertension and angina called calcium channel blockers ("CCB"), which generated U.S. sales of $4.4 billion for the 12 months ended December 31, 2002. Within the CCB market, once-daily diltiazem products accounted for approximately $884 million of U.S. sales for the 12 months ended December 31, 2002 the largest portion of which is represented by Cardizem CD ($551 million including generics). Tiazac is another once-daily branded diltiazem product. Since Tiazac was introduced in the United States in February 1996, its market share has increased as a percentage of total prescriptions in the once-daily diltiazem market to approximately 21% by the end of 2002.

        We licensed the right to market Tiazac in the U.S. to Forest Laboratories, Inc. ("Forest") in September 1995 and the formal product launch took place in February 1996. Our license agreement with Forest provides us with a royalty payment of eight percent of net sales for 16 years, commencing December 1995. In addition, under our 16-year supply agreement with Forest, we act as the exclusive manufacturer of Tiazac and receive contractually determined manufacturing fees. Tiazac is marketed in Canada by BPC.

        Generic competition for Tiazac has occurred and we have launched a competing generic version of Tiazac through Forest under a profit sharing arrangement.

Brand Products Marketed by Biovail Pharmaceuticals Inc. ("BPI")

        BPI, our U.S. marketing and sales division, performs sales and marketing activities for our products as well as for products licensed from third parties worldwide. BPI is located in Morrisville, NC, adjacent to Research Triangle Park. BPI is responsible for significantly enhancing our presence in the U.S. marketplace through an expansion of its sales, marketing and support staff.

        We believe BPI is well positioned to become a significant marketing presence in the largest pharmaceutical market in the world due to our rich pipeline of products which is complemented by the acquisition or in-licensing of well established pharmaceutical brands. BPI's competitors are other specialty pharmaceutical companies as well as divisions of large multinational pharmaceutical companies.

        BPI's product portfolio strategy is to focus on drugs for the primary care market, with an emphasis on the commercialization of products in the cardiovascular, anti-infective, CNS, and pain therapy areas. These therapeutic areas represent large and rapidly growing market segments.

        In the U.S., BPI markets Cardizem® LA, Teveten®, Teveten® HCT, Zovirax® Ointment, Rondec® and Cedax® through its field sales force, which consists of approximately 550 professional sales representatives. The BPI sales force size is in the top 25 largest proprietary pharmaceutical sales forces.

        In addition to the products promoted by the BPI field force, BPI also sells Cardizem® CD, Vasotec® and Vaseretic® to wholesalers and retailers. As these products were genericized prior to our acquisition of them, there is no field force promotion supporting these products.

        The following table reflects products currently in BPI's marketed portfolio:

Product	Indication	Status
Cardizem LA (diltiazem)	hypertension	Commercialized
Cardizem Tablets, SR, and CD (diltiazem)	hypertension, angina	Commercialized
Teveten (eprosartan)	hypertension	Commercialized
Teveten HCT (eprosartan/hydrochlorothiazide)	hypertension	Commercialized
Zovirax Ointment (acyclovir)	Herpes	Commercialized
Vasotec (enalapril)	hypertension, CHF	Commercialized
Vaseretic (enalapril/hydrochlorothiazide)	hypertension, CHF	Commercialized
Cedax (ceftibuten)	treatment of susceptible mild-to-moderate acute bacterial exacerbations of chronic bronchitis, acute bacterial otitis media, and pharyngitis/tonsillitis	Commercialized
Rondec Family	cough, cold, allergy	Commercialized

Cardizem Branded Products (diltiazem)

        Cardizem branded products have been leading medications in the calcium channel blocker category of cardiovascular drugs for approximately 20 years. Cardizem is used to treat hypertension and angina. In 2002, Cardizem CD (branded and generic) was the leading once-daily diltiazem product in this category with approximately 12.6 million prescriptions dispensed in the U.S., with a value of $551 million for the year ended December 31, 2002. Branded Cardizem CD accounted for approximately 1.7 million of these prescriptions while the balance was filled by generic versions, one of which is our own generic product sold through Teva.

        In April, BPI launched Cardizem LA ("CLA"). CLA is a novel, graded extended-release formulation of diltiazem HCL that provides 24-hour blood pressure control with a single daily dose and offers physicians a flexible dosing range from 120mg to 540mg. CLA is the only product labeled to allow administration in either the morning or evening. With evening administration, clinical trials have shown CLA improved reduction in blood pressure in the early morning hours, which is when patients may be at the greatest risk of significant cardiovascular events, such as heart attack, stroke, and death due to cardiovascular events.

Teveten (eprosartan)

        Teveten is indicated for the treatment of hypertension (high blood pressure). Teveten belongs to a class of antihypertensive drugs known as angiotensin receptor blockers. Teveten blocks the vasoconstrictor and aldosterone-secreting effects of angiotensin II by selectively blocking the binding of angiotensin II to the AT1 receptor found in many tissues (e.g., vascular smooth muscle, adrenal gland). Solvay Pharmaceuticals first launched Teveten in November 1999. We acquired the U.S. marketing rights to Teveten and Teveten HCT in March 2002. BPI relaunched Teveten in the U.S. market in June 2002. Total U.S. sales of all ARB products in 2002 were $2.7 billion.

        In March 2002, BPI launched Teveten/HCT, a combination of Teveten and the diuretic, hydrochlorothiazide. Teveten/HCT is available in strengths of 600mg/12.5mg and 600mg/25mg.

Zovirax Ointment (acyclovir)

        Zovirax Ointment 5% is a topical formulation of a synthetic nucleoside analogue active against herpes viruses. Each gram of Zovirax Ointment contains 50mg of acyclovir in a polyethylene glycol (PEG) base. This product is indicated in the management of initial genital herpes and in limited non-life threatening mucocutaneous herpes simplex infections in immunocompromised patients. Zovirax Ointment is available in 3g and 15g tubes. Zovirax Ointment was originally launched in 1982 by Burroughs Wellcome. It was last promoted by GlaxoWellcome in 1997. Zovirax Ointment remains the market leader with a 57% share of total prescriptions and an 78% share of total dollars in 2002.

        Zovirax Cream was approved by FDA in December 2002 and will be available to the market later in 2003. Zovirax Cream is also a topical antiviral medication used for the treatment of herpes labialis (cold sores). Zovirax Cream will be available in 2g and 5g tubes.

Vasotec (enalapril maleate)/Vaseretic (enalapril maleate-hydrochlorothiazide)

        Vasotec and Vaseretic have been gold standards in the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction for nearly 20 years. Vasotec is the maleate salt of enalapril, the ethyl ester of a long-acting angiotensin converting enzyme inhibitor, enalaprilat. Enalapril is a pro-drug; following oral administration, it is bioactivated by hydrolysis of the ethyl ester to enalaprilat, which is the active angiotensin converting enzyme inhibitor. Vasotec is supplied as 2.5mg, 5mg, 10mg, and 20mg tablets for oral administration.

        Vaseretic combines Vasotec and a diuretic, hydrochlorothiazide. The product is indicated for the treatment of hypertension. Vaseretic is available in two tablet combinations of enalapril maleate with hydrochlorothiazide: Vaseretic 5-12.5, containing 5mg enalapril maleate and 12.5mg hydrochlorothiazide and Vaseretic 10-25, containing 10mg enalapril maleate and 25mg hydrochlorothiazide.

        For the 12-month period ending December 2002, the Angiotensin Converting Enzyme ("ACE") inhibitor market achieved total sales of approximately $4.9 billion with 132 million total prescriptions (TRxs) for the same time period. Total sales grew by 14% over the previous year and the TRx volume grew by 16% for the same period. Vasotec (branded and generic) is one of the most widely prescribed ACE inhibitors and is one of the top five most recognized cardiovascular brands. Vasotec lost its market exclusivity in August 2000 and its revenues have been eroded by generic competition. According to IMS, branded Vasotec® generated sales of $80 million for the 12 months ending December 2002. Branded Vaseretic® had sales of $16 million for the 12 months ending December 2002.

        We are currently developing Vasotec® XL, an extended-release formulation of Vasotec with an improved 24-hour kinetic profile and have recently begun development of several fixed dose combinations of enalapril and diltiazem.

Cedax (ceftibuten)

        Cedax is a patented, third generation, broad-spectrum oral cephalosporin antibiotic indicated for the treatment of chronic bronchitis, otitis media and pharyngitis/tonsilitis. Cedax was launched by Schering-Plough in 1996 and achieved peak sales in 1997 of $52 million. Schering-Plough manufactures the product for us. The third generation Cephalosporin market reached $302 million in 2002 and grew by 24% compared to 2001.

Rondec (carbinoxamine/pseudoephedrine)

        Rondec is a prescription decongestant indicated for relief of nasal congestion associated with allergy or the common cold. Rondec was developed by Abbott Laboratories and acquired from Dura Pharmaceuticals. Since

Rondec is a cough, cold and allergy product (CCA). BPI promotes Rondec seasonally, predominantly during the cold months of the year.

  Branded Products Marketed by Biovail Pharmaceuticals Canada

        BPC performs sales and marketing activities for our products as well as for products licensed from third parties worldwide. BPC head office is located at our Corporate headquarters in Mississauga, Ontario, Canada. BPC is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients.

        In addition to marketing products we have developed, BPC has adopted a business strategy of selling branded drug products through strategic joint ventures and partnerships. We believe that this strategy, combined with our portfolio of existing and new branded products utilizing our advanced drug delivery technologies, positions BPC to become a significant marketing presence in the Canadian market. BPC is the largest independent supplier of branded pharmaceutical products in Canada. Its competitors are other independent suppliers and divisions of large multinational pharmaceutical companies.

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

        BPC co-promotes the immediate-release version of Celexa in collaboration with Lundbeck Canada Inc ("Lundbeck"). BPC promotes Celexa to primary care physicians and receives co-promotion fees from Lundbeck for contributing to the marketing of Celexa in Canada.

        The following table reflects products currently in BPC's portfolio and pipeline and the status of their respective new drug submission ("NDS") filings in Canada:

Product	Indication	Status
Tiazac® (diltiazem)	hypertension, angina	Commercialized
Celexa (citalopram)	depression	Commercialized
Retavase™ (reteplase recombinant)	acute myocardial infarction	Commercialized
Monocor (bisoprolol fumarate)	hypertension	Commercialized
Cardizem CD® (diltiazem)	hypertension, angina	Commercialized
Wellbutrin® SR	depression	Commercialized
Zyban (bupropion)	Smoking cessation	Commercialized
Tiazac® XC (diltiazem)	hypertension, angina	Regulatory Review
Attenade (d-methylphenidate)	Attention deficit-hyperactivity disorder (ADHD)	Under development
Fibrostat™	treatment of scars following surgery and burns	Under development
Ampligen®	chronic fatigue syndrome (CFS)	Under development

  Tiazac® (diltiazem)

        Tiazac® belongs to a class of drugs used in the treatment of hypertension and angina called calcium channel blockers. Tiazac® is a once-daily formulation of diltiazem that delivers smooth blood pressure control over a 24 hour period. The Canadian market for CCBs for the year ending December 31, 2002, was valued at approximately $548 million, an increase of 11% verses the previous year.

  Celexa (citalopram)

        BPC co-promotes Celexa in collaboration with Lundbeck Canada Inc. Citalopram has proven to be effective in the treatment of depression and belongs to a class of drugs known as Selective Seratonin Reuptake Inhibitors ("SSRIs"). SSRIs have been shown to have fewer side effects and a lower incidence of drug interactions when taken concurrently with other medications than earlier antidepressant products, which accounts for the significant growth in this market. The Canadian market for antidepressants for the year ended December 31, 2002 was approximately $690 million, an increase of 17% over the previous year.

  Retavase™ (reteplase recombinant)

        Retavase™, licensed from Centocor Inc., is a tissue plasmogen activator used in thrombolytic therapy. The medication is administered to patients immediately after the incidence of acute myocardial infarction (AMI or heart attack) and acts to clear arterial blockage. The thrombolytic market in Canada for the year ended December 31, 2002 was estimated to be approximately $50 million, an increase of 10% over the previous year.

  Monocor (bisoprolol fumarate)

        Monocor is a cardio-selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. The beta-blocker market in Canada is valued at approximately $187 million and is growing annually at the rate of 12%.

Generic Products Marketed by Strategic Partners

        We have entered an agreement with Teva Pharmaceuticals Ltd. ("Teva") for the development and marketing of a number of our generic controlled-release products. Products currently marketed by Teva include generic versions of Cardizem CD (diltiazem), Trental (pentoxifylline), Voltaren XR (diclofenac), Adalat CC (nifedipine) and Procardia XL (nifedipine). Biovail manufactures these products and receives a share of profits after deduction of manufacturing, sales and distribution costs.

Pipeline Products

Branded Product Pipeline

        We are working to develop clinically enhanced branded versions of the following compounds. These pipeline products are in early/late stages of development except for bupropion (Wellbutrin XL), which has been filed (August 2002) with the FDA as an NDA. These pipeline products had aggregate U.S. sales in excess of $10 billion for the twelve months ended December 31, 2002:

Late Stage Development Programs

Compound(2)	Currently Marketed Brand Name	U.S. Marketer	Indication	Total U.S. Product Sales (in millions)(1)
Bupropion	Wellbutrin SR/Zyban	GlaxoSmithKline	depression, smoking cessation	$1,613
Metformin	Glucophage	Bristol-Myers Squibb	diabetes	1,840
Tramadol XL	Ultram	Johnson & Johnson	moderate to moderately severe pain	515

Earlier Stage Development Programs(4)

Compound(2)	Currently Marketed Brand Name	U.S. Marketer	Indication	Total U.S. Product Sales (in millions)(1)
Enalapril XL	Vasotec	BPI	Hypertension	$400
Venlafaxine SB	Effexor/Effexor XR	Wyeth Pharmaceuticals	Depression	$1,654
Fenofibrate SB	Tricor	Abbott Laboratories	Hypercholesterolemia	$447
Simvastatin EA	Zocor	Merck & Co., Inc.	Hypercholesterolemia	$4,171
Acyclovir CR	Zovirax	GSK	Herpes Zoster Infections	$67(3)

(1)
Includes brand and bioequivalent versions.

(2)
We also have numerous undisclosed pipeline products in various stages of development.

(3)
Approximately 4.6 million prescriptions were written for oral acyclovir in 2002.

(4)
These products are in various stages of development including formulation, formulation-optimizing or scale-up.

  Bupropion

        A four-times daily immediate-release formulation of bupropion, introduced in July 1989 by GSK is marketed in the United States under the brand name Wellbutrin. In addition, a twice-daily controlled-release formulation of bupropion, introduced in November 1996 by GSK, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation and as Wellbutrin SR for depression. U.S. sales of Wellbutrin SR/Zyban (including generics) were approximately $1,613 million for the twelve months ended December 31, 2002.

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

        In a study with children with ADDH, the results indicated that bupropion may also be a useful addition to available treatments for ADDH.

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

        Status of Development:    Development programs for the once-daily controlled-release formulation of bupropion HCl have been completed. An NDA for our once-daily formulation was filed with the FDA by GSK in August 2002.

        Market Size:    Sales of anti-depressant products totaled $12.3 billion for the twelve months ended December 31, 2002. Buproprion is classified as a new generation anti-depressant. The anti-depressant market consists of four major drug categories: new generation antidepressants, SSRIs/SNRIs (Selective Seratonin Reuptake Inhibitors/Selective Norepinephrine Reuptake Inhibitors), tricylic antidepressants, and monoamine oxidase inhibitors. Major marketed brands include Prozac (fluoxetine), Paxil (paroxetine), Zoloft (sertaline), Effexor XR (venlafaxine) and Wellbutrin (bupropion). The smoking cessation market was $229 million for the twelve months ended December 31, 2002. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

  Tramadol XL

        A three to four times daily immediate-release formulation of tramadol, introduced in March 1995 by Johnson & Johnson ("J&J"), is marketed in the United States under the brand name Ultram. U.S. sales of Ultram were approximately $515 million for the twelve months ended December 31, 2002. We are currently engaged in Phase III trials for this product.

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

        Our once-daily controlled-release formulation of tramadol seeks to provide sustained pain control, as compared to the immediate-release form. This would be especially useful in the treatment of osteoarthritis for patients who need analgesics as a 24-hour treatment.

        Status of Development:    Biovail is pursuing an indication for the relief of the signs and symptoms of osteoarthritis for tramadol XL. Two extensive Phase III clinical trials of 1000 patients each were initiated in mid-2002. Enrollment in these trials has been completed. We have also completed an open label safety trial to generate the requisite ICH safety of at least 1500 patients exposed short term, 300 patients exposed for 6 months and 100 patients exposed for 12 months. We are targeting late 2003 for the submission of a 505(b)(1) NDA.

        Market Size:    The combined market for narcotic and non-narcotic analgesics generated U.S. sales of $5.3 billion for the twelve months ended December 31, 2002.

  Metformin

        A two to three times daily immediate-release formulation of metformin, introduced in April 1995 by BMS, is marketed in the United States under the brand name Glucophage. Recently BMS introduced a controlled-release metformin formulation marketed as Glucophage XR. U.S. sales of Glucophage and Glucophage XR were approximately $1.8 billion for the twelve months ended December 31, 2002.

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

        Status of Development:    Our development of a once-daily metformin product is in collaboration with our partner, Depo-Med. One of two phase III clinical trials has been successfully completed for which positive results were reported for a non-inferiority trial that compared various dosing regimens of metformin XL to Glucophage. Enrollment for a second phase III clinical trial that evaluates combination therapy has been completed and top line results from this trial are expected in late 2003. Enrollment in an open label safety trial to generate additional safety data has also been compeleted. We anticipate an NDA filing with the FDA in collaboration with Depo-Med in the first half of 2004.

        Market Size:    The oral anti-diabetic market represented approximately $5.2 billion in U.S. sales for the twelve months ended December 31, 2002. Major anti-diabetic products other than Glucophage include Glucotrol XL (glipizide), Avandia (rosiglitazone) and Actos (pioglitazone).

  Enalapril XL

        A once to twice daily formulation of enalapril maleate, launched in 1986 by Merck & Co., Inc under the name Vasotec®, is now sold by Biovail Pharmaceuticals, Inc. U.S. sales of Vasotec® and its generic equivalents were $400 million for the 12 months ended December 31, 2002.

        Indication:    Vasotec® is indicated for the treatment of hypertension, congestive heart failure and asymptomatic left ventricular dysfunction. Enalapril belongs to a class of antihypertensive medications known as ACE inhibitors.

        Clinical Efficacy:    Vasotec® is effective alone or in combination with other antihypertensive agents, especially thiazide-type diuretics. ACE activates a hormone called angiotensin. Once activated, angiotensin causes blood vessels to constrict resulting in high blood pressure and a strain on the heart.

        ACE inhibitors inhibit ACE and prevent the activation of angiotensin. This results in dilated blood vessels and a lower blood pressure. Even in people with normal blood pressure, blocking the activation of angiotensin and dilating blood vessels is effective for treatment of the other conditions listed above.

        In clinical studies, administration of Vasotec® to patients with hypertension of severity ranging from mild to severe results in a reduction of both supine and standing blood pressure.

        Status of Development:    We are in the process of developing a formulation of enalapril with an improved 24-hour kinetic profile. Currently, Vasotec® is being dosed more than once-per-day more than 30% of the time it is prescribed. We believe that an extended-release formulation of enalapril will offer an improved clinical benefit as compared to the current formulation. Additionally, we have recently begun development of several fixed dose combinations of enalapril and diltiazem. A substantial number of physicians are still prescribing Vasotec® and our XL formulation should enable us to leverage the brand equity resident in the Vasotec brand name while achieving true 24-hour delivery of enalapril when dosed once-per-day. We expect to initiate clinical trials for the enalapril XL program in late 2003/early 2004.

        Market Size:    For the 12-month period ending December 2002, the ACE inhibitor market achieved total sales of approximately $4.9 billion. We intend to commercialize enalapril XL under the well recognized Vasotec brand name (Vasotec XL).

  Venlafaxine SB

        A two times daily immediate-release formulation of venlafaxine, introduced by Wyeth in March of 1994, is marketed in the United States under the brand name Effexor. In 1997, Wyeth introduced a controlled-release formulation marketed as Effexor XR. U.S. sales of Effexor and Effexor XR were approximately $1.65 billion for the twelve months ended December 31, 2002.

        Indication:    Venlafaxine is indicated for the treatment of depression and general anxiety disorder.

        Clinical Efficacy:    The efficacy of Effexor XR in the treatment of depression was established in 8- and 12-week controlled trials of outpatients whose diagnoses corresponded most closely to the DSM-III-R or DSM-IV category of major depressive disorder.

        The efficacy of Effexor XR as a treatment for general anxiety disorder (GAD) was established in two 8-week, placebo-controlled, fixed-dose studies, one 6-month, placebo-controlled, fixed dose study, and one 6-month, placebo-controlled, flexible-dose study in outpatients meeting DSM-IV criteria for GAD.

        In two head-to-head comparison studies, people with major depression treated with Effexor (venlafaxine) were more likely to recover completely than those treated with either Prozac (fluoxetine) or Zoloft (sertraline).

        Status of Development:    We are in the process of developing a super-bioavailable version of venlafaxine CR. We believe this will result in reduced dosages, smaller capsule size and higher strengths. The reduced dosage may achieve a better safety profile than the currently marketed product. Formulation development is on-going and results of pilot bioavailability studies were favorable.

        Market Size:    Sales of anti-depressant products totaled $12.3 billion for the twelve months ended December 31, 2002. The anti-depressant market consists of four major drug categories: new generation antidepressants, SSRIs/SNRIs (Selective Seratonin Reuptake Inhibitors/Selective Norepinephrine Reuptake Inhibitors), tricylic antidepressants, and monoamine oxidase inhibitors. Major marketed brands include Prozac (fluoxetine), Paxil (paroxetine), Zoloft (sertaline), Effexor XR (venlafaxine) and Wellbutrin (bupropion). Sales of Effexor and Effexor XR totaled a combined $1.65 billion for the 12 months ended December 31, 2002.

  Fenofibrate SB

        A once-daily immediate-release formulation of fenofibrate, introduced in April 1998 by Abbott, is marketed in the United States under the brand name Tricor. U.S. sales of Tricor and generic fenofibrate were approximately $447 million for the twelve months ended December 31, 2002.

        Indication:    Tricor (fenofibrate) is indicated as adjunctive therapy to diet to reduce LDL-C, Total-C, Triglycerides and Apo B, and to increase HDL-C in adult patients with primary hypercholesterolemia or mixed dyslipidemia. Tricor is also indicated as adjunctive therapy to diet for the treatment of adult patients with hypertriglyceridemia.

        Clinical Efficacy:    A variety of clinical studies have demonstrated that elevated levels of total cholesterol (total-C), low-density lipoprotein cholesterol (LDL-C), and apolipoprotein B (apo B) an LDL membrane complex, are associated with human atherosclerosis. Similarly, a decreased level of high-density lipoprotein (HDL-C) is associated with atherosclerosis.

        The effects of fenofibrate at a dose equivalent to 160 mg per day were assessed from four randomized, placebo-controlled, double-blind, parallel-group studies. Fenofibrate lowered LDL-C, Total-C, and the LDL-C/HDL-C ratio. Tricor also lowered triglycerides and raised HDL-C.

        Status of Development:    We are in the process of developing a fenofibrate formulation with improved bioavailability characteristics such that the product may be taken without regards to meals. Formulation development is on-going and the results of pilot bioavailability were favorable.

        Market Size:    Sales of hypocholesterolemic agents, which include bile acid sequestrants, fibric acid derivatives and statins totaled $13.3 billion for the 12 months ended Decebmer 31, 2002. Tricor, and bioequivalent versions of fenofibrate, generated $447 million for the same period.

  Simvastatin EA

        A once daily formulation of simvastatin, introduced in January 1992 by Merck & Co. Inc., is marketed in the United States under the brand name Zocor. U.S. sales of Zocor were approximately $4.2 billion for the twelve months ended December 31, 2002.

        Indication:    Zocor (simvastatin) is indicated to reduce elevated total-C, LDL-C, Apo B, and triglycerides and to increase HDL-C in patients with primary hypercholesterolemia and mixed dyslipidemia. Zocor is also indicated for patients with hypertriglyceridemia and dysbetalipoproteinemia.

        In patients with coronary heart disease, and hypercholesterolemia, Zocor is indicated to reduce the risk of total mortality by reducing coronary death; reduce the risk of non-fatal MI; reduce the risk for undergoing myocardial revascularization procedures; reduce the risk of stroke or transient ischemic attack.

        Clinical Efficacy:    Zocor has been shown to be highly effective in reducing total-C and LDL-C. A marked response was seen within 2 weeks and the maximum therapeutic response occurred within 4-6 weeks. The response was maintained during chronic therapy. Furthermore, improving lipoprotein levels with Zocor improved survival in patients with CHD and hypercholesterolemia treated with 20-40mg/day for a median of 5.4 years.

        Status of Development:    Pilot bioavailability studies have demonstrated that the absorption characteristics of simvastatin can be improved through reformulation. This presents an opportunity to deliver more simvastatin to the body at the same dose with the potential of enhancing the efficacy of the product. Formulation development efforts continue and we anticipate initiation of clinical trials in late 2003 or early 2004.

        Market Size:    Sales of statins, which include Lipitor (atorvastatin), Pravachol (pravastatin), Mevacor (lovastatin), Lescol (fluvastatin) and Zocor (simvastatin), totaled $12.5 billion for the 12 months ended Decebmer 31, 2002. Zocor is the second most prescribed agent in the class and generated sales of $4.2 billion in 2002.

  Acyclovir CR

        A 5 times per day for 7 to 10 days formulation of acylovir sodium, introduced in February 1985 by what is now GSK, is marketed in the United States under the brand name Zovirax Capsules. In 1991 GSK introduced a tablet formulation marketed as Zovirax Tablets. Zovirax and generic oral acyclovir in both forms generated 4.6 million prescriptions for the twelve months ended December 31, 2002.

        Indication:    Zovirax (acyclovir) is indicated for the acute treatment of herpes zoster (shingles); initial episodes and the management of recurrent episodes of genital herpes; and chickenpox.

        Clinical Efficacy:    Double-blind, placebo controlled studies with patients with initial genital herpes have demonstrated that orally administered Zovirax significantly reduced the duration of acute infection and duration of lesion healing. The duration of pain and new lesion formation was decreased in some patient groups.

        Double-blind, placebo-controlled studies in patients with frequent recurrences (6 or more episodes per year) have shown that orally administered Zovirax given daily for 4 months to 10 years prevented or reduced the frequency and/or severity of recurrences in greater than 95% of patients.

        In a double-blind, placebo-controlled study of immunocompetent patients with localized cutaneous zoster infection, Zovirax shortened the times to lesion scabbing, healing, and complete cessation of pain, and reduced the duration of viral shedding and the duration of new lesion formation.

        Status of Development:    The development efforts for acyclovir CR are ongoing and we expect to initiate Phase III clinical trials for this product by the end of 2003.

        Market Size:    Sales of systemic anti-infective agents indicated for the treatment of herpes, including Zovirax capsules and tablets, and bioequivalent versions of acyclovir, Famvir and Valtrex, totaled $739 million for the 12 months ended December 31, 2002. Zovirax and its generics represented $67 million of that total.

FlashDose® Product Pipeline

        The acquisition of BTL in November 1999 gave us access to FlashDose® drug technology, including certain innovative drug delivery features such as rapid dissolve, enhanced absorption and taste masking. We have been applying these technologies in the development of FlashDose® versions of several oral dosage, and in some cases, controlled-release branded products. We believe that FlashDose® technology provides access to significant unmet market needs in such areas as pain relief, migraine, pediatric and geriatric care. Additionally, FlashDose® provides superior product differentiation which can significantly enhance the marketability of pharmaceutical products. Marketing strategies will be developed on the basis of individual brand dynamics but provide us with the option of partnering with the brand originator to achieve extended brand exclusivity or competing with the originator upon patent expiry.

        We are currently developing numerous FlashDose products including FlashDose versions of fluoxetine, zolpidem, paroxetine, sumatriptan, tramadol and other undisclosed products. These FlashDose pipeline products had aggregate U.S. sales in excess of $4.5 billion for the twelve months ended December 31, 2002.

        The following chart presents information for the twelve months ended December 31, 2002 with respect to FlashDose® versions of products that are under development or have been filed with the FDA:

Compound	Currently Marketed Brand Name	Indication	Total U.S. Product Sales (in millions)
fluoxetine	Prozac, Sarafam	depression/OCD/bulimia	$1,376
zolpidem	Ambien	insomnia	$1,251
paroxetine	Paxil	depression/OCD SAD/panic disorder	$535
sumatriptan	Imitrex	migraine headaches	$1,088
tramadol	Ultram	moderate to moderately severe pain	$515

(1)
Branded products

(2)
Branded products and bioequivalent products

  Fluoxetine FD

        In the U.S. fluoxetine is marketed by Eli Lilly and Company ("Lilly") under the brand names Prozac, Prozac Weekly and Sarafem which is marketed by a subsidiary of Galen Holdings PLC.

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

        Our FlashDose fluoxetine formulation is designed to provide patient flexibility, a reduction in adverse side-effects and to provide greater patient compliance.

        Status of Development:    Development of this product was completed and an NDA was filed with the FDA in September 2001. We received an Approvable Letter for this product from the FDA in July 2002.

        Market Size:    Due to its efficacy in treating depressive symptoms, fluoxetine competes with other SSRIs (such as venlafaxine, paroxetine and citalopram) and newer generation anti-depressants (such as bupropion and mirtazapine) MAO's, tricyclics and tetracyclics. The total anti-depressant market in the U.S. was estimated to be in excess of $12.3 billion in the twelve-month period ended December 31, 2002. U.S. sales of Prozac, Prozac Weekly and bioequivalent versions of fluoxetine were $1.4 billion for the twelve-month period ended December 31, 2002.

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

        Status of Development:    We filed an NDA with the FDA in December 2001 and received tentative approval for this product in November 2002. There are patents in place inhibiting our independent commercialization of this product until 2006.

        Market Size:    The sleep disorder market in the U.S was in excess of $1.4 billion for the twelve-month period ended December 31, 2002. Pharmacia Corporation's Ambien was the market leader with sales of $1.2 billion during the same period.

  Paroxetine CR FD

        Paroxetine is marketed in the U.S. by GSK under the brand name Paxil. In 1999 GSK formulated a controlled-release version of paroxetine.

        Indication:    Paroxetine is indicated for the treatment of depression, obsessive compulsive disorder (OCD), social anxiety disorder (SAD), and panic disorder.

        Clinical Efficacy:    Paroxetine was the first product approved for the treatment of SAD and for the treatment of panic disorder. GSK has also filed for approval of paroxetine in treatment of post-traumatic stress disorder. Our product is designed to enable patients to take orally disintegrating controlled-release paroxetine FlashDose without the use of water.

        Status of Development:    Positive pilot bioavailability results have been obtained and scale-up is planned for the second half of 2003 leading to an NDA filing with the FDA in 2004.

        Market size:    Due to its efficacy in treating depressive symptoms, paroxetine competes with other SSRI/SNRIs (such as venlafaxine, fluoxetine and setraline) and newer generation anti-depressants (such as bupropion and mirtazapine), MAOs, tricyclics and tetracyclics. The total anti-depressant market in the U.S. was estimated to be in excess of $12.3 billion in the twelve-month period ended December 31, 2002. U.S sales of Paxil were in excess of $2.5 billion for the twelve-month period ended December 31, 2002.

  Sumatriptan FD

        Sumatriptan is marketed in the U.S. by GSK under the brand name Imitrex.

        Indication:    Sumatriptan is indicated for the acute treatment of migraine attacks with or without aura in adults.

        Clinical Efficacy:    The efficacy of Imitrex tablets in the acute treatment of migraine headaches was demonstrated in 3, randomized, double-blind, placebo-controlled studies. In all 3 trials, the percentage of patients achieving headache response 2 and 4 hours after treatment was significantly greater among patients taking Imitrex at all doses compared to those who received placebo.

        Based upon results of pilot bioavailability studies, the developmental challenge associated with taste masking has been overcome without compromising the absorption rate. We expect to begin scale-up in the second half of 2003 and are targeting an NDA filing in the first half of 2004. A planned Phase IIIb/IV program will focus on our ability to improve the absorption rate and produce a faster onset of action than the conventional tablet dosage form.

        Status of Development:    The development of taste-masking, without causing a delay in the absorption rate, has been accomplished as evidenced by positive pilot bioavailability results. Scale-up is scheduled for mid-2003 leading to an NDA filing with the FDA in the first half of 2004.

        Market size:    GSK's Imitrex (sumatriptan) is one of a number of seratonin (5-HT) receptor agonists used to treat migraines. Other products in this class include Amerge, Axert, Frova, Maxalt and Zomig. Total sales for these products were $1.7 billion for the 12-month period ended December 31, 2002. Imitrex sales were $1.1 billion for the same period.

  Tramadol FD

        An immediate-release formulation (4-6 times per day up to 400 mg) of tramadol is marketed by J&J in the United States under the brand name Ultram.

        Indication:    Tramadol is indicated for the management of moderate to moderately severe pain in adults.

        Clinical Efficacy:    Ultram has demonstrated its analgesic effects in three long-term controlled trials involving a total of 820 patients with a variety of chronic pain conditions. Analgesia begins approximately one hour after administration and reaches peak in approximately two to three hours.

        Two long term safety studies conducted on patients with chronic, nonmalignant pain demonstrated the efficacy of tramadol in a variety of pain conditions.

        Status of Development:    Our tramadol FlashDose product is now in the Process Development Stage. Scale-up activities are expected to be completed shortly leading to an NDA filing with the FDA for this product in late 2003 or early 2004.

        Market Size:    The combined market for narcotic and non-narcotic analgesics generated U.S. sales of $5.3 billion for the twelve months ended December 31, 2002. Tramadol sales, including brand and generic, totaled $515 million for the same period.

Research and Development

        Our staff of scientists has expertise in all aspects of the drug development process, from pre-formulation studies and formulation development to scale-up and manufacturing. We have successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics.

        Subsequent to the acquisition in November 1999 of BTL, we concluded that it was appropriate to integrate much of the research and development being conducted at our head office in Mississauga, Ontario, Canada facility with that being conducted at the BTL Chantilly, Virginia facility. This integration was carried out during 2000 such that only formulation development work is now carried out in Mississauga. The Chantilly facility comprises 91,000 square feet of administrative, laboratory and manufacturing space. In addition we own a 27,000 square foot facility in Dublin, Ireland.

Technology

        We have numerous proprietary drug delivery technologies that we use to develop controlled-release; enhanced/modified absorption and rapid dissolve products and access to technologies of our development partners through licensing agreements. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, other generic manufacturers may be inhibited from duplicating products because of our patented or proprietary rights or because of the difficulty of duplicating our formulations.

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

        Our rapid dissolve (FlashDose) formulations contain the same basic chemical compound found in the original branded products. The dry chemical compounds are encapsulated in microspheres utilizing our CEFORM™ technology. Our Shearform® technology is used to produce matrices that are subsequently processed into amorphous fibers which, when blended with the CEFORM™ microspheres, can be compressed into rapid dissolve formulations including FlashDose tablets. The benefits of rapid dissolve formulations include the ease of administration for the elderly, young children or people with disease states who may have difficulty swallowing tablets or capsules.

        Our enhanced technology platform is unique in a sense that we use various formulation, physico-chemical tools and apply a combination of these tools to a drug in order to increase the solubility, increase the amount absorbed, control the pre-systemic metabolism and/or increase the rate of absorption with or without modification of the total amount of drug into the blood flow.

        We use at least seven proprietary drug delivery platforms, described below, involving matrix tablets or multiparticulate beads in capsules. These platforms are capable of delivering a wide variety of drug compounds in controlled-release and rapid dissolve oral dosage formulations.

  Dimatrix

        Dimatrix is a diffusion controlled matrix technology for water-soluble drugs in the form of tablets. The drug compound is uniformly dispersed in a polymer matrix. The mechanism of release involves the swelling of polymers within the matrix, thus enabling the drug to be dissolved and released by diffusion through an unstirred boundary layer. The release pattern is characterized as first order as the rate of drug diffusion out of the swollen matrix is dependent upon the concentration gradient.

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

  Multipart

        Multipart consists of a tablet carrier for the delivery of controlled-release beads that preserves the integrity and release properties of the beads. The distribution of the beads is triggered by disintegration of the tablet carrier in the stomach. Drug release from the beads can be pH activated or pH independent and can occur by disintegration or osmosis. The beads can be formulated to produce first or zero order release.

  CEFORM™

        CEFORM™ is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape, typically have a diameter of 150–180 microns, and allow for high drug content. CEFORM™ microspheres are produced using a continuous, single-step and solvent-free manufacturing process that can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures which can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM™ microspheres can be formulated for controlled-release, enhanced absorption, and taste masking.

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

  Smartcoat®

        Smartcoat® is a technology Biovail acquired from and developed with Pharmapass. This technology allows the manufacturing of very high potency controlled-release tablets, allowing small size tablets while controlling the release over a 24-hour period. A thin, very strong molecular diffusion membrane controls the release and the rate can be adapted to a Zero order or Weibull function.

  Chronotabs (G99 HS tablets, Bupropion HS, Verapamil HS)

        Chronotabs are made of Multipart or Smartcoat tablets particularly adapted to chronotherapy, using a second layer of smart polymers made of dry- or film-coating in order to optimize the active drug absorption profile for a bed time administration.

Contract Research Division (CRD)

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

Patents and Proprietary Rights

        We have not routinely sought patents on our controlled-release technology because the filing of certain patents may provide potential competitors with information relating to proprietary technology, which may enable such competitors to exploit information related to such technology which is not within the confines of the protection of the patent. Historically, we have relied on trade secrets, know-how and other proprietary information. While certain of our licensors have sought patents on controlled-release technology licensed to it, there can be no assurance that any patents will be issued or, if issued, that the manufacture, use, sale, importation or offer for sale of such patented matter will not infringe upon other patents or technology. Our ability to compete effectively with other companies will depend, in part, upon our ability to maintain the proprietary nature of our technology and to avoid infringing patents of others. To protect our rights in these areas, we require all licensors, licensees and significant employees to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Manufacturing Facilities

        We currently operate four modern, fully-integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba, Chantilly, Virginia, and Dorado and Carolina, Puerto Rico, respectively. All of these facilities meet FDA-mandated good manufacturing practices. These facilities are inspected on a regular basis by regulatory authorities, and our own internal auditing team ensures compliance on an ongoing basis with such standards.

        Our Steinbach, Manitoba facility was expanded 40,000 feet during 2002 in preparation for manufacturing in 2003 of Wellbutrin XL for licensed to GSK. This new wing contains four main areas including a block of GMP rooms equipped with fluid bed granulation, bin blending, tableting, tablet coating equipment suitable for the Wellbutrin XL (and other similar) products. This addition doubles the manufacturing capacity of the Steinbach facility, and is on schedule to be operational (GMP ready) in May 2003. This project represents an investment in excess of U.S.$15 million.

        The Carolina, Puerto Rico facilities total 34,000 square feet, including 23,000 square feet of manufacturing capacity and 11,000 square feet of additional leased warehouse space. This plant is specially constructed for the high volume production of controlled-release beads.

        During 2002, additional facility improvements were made to our Dorado Puerto Rico facility including the completion of the lab expansion initiated in 2001. The warehouse and Tech Transfer expansion commenced in 2002 and continues through mid 2003. Additional equipment for the manufacturing of controlled-release and FlashDose® products was installed within the facility during 2002. This equipment expands the focus on equipment installation and validation for "site transfer" activities in 2001 to provide manufacturing capacity to support production requirements. Packaging of Tiazac commenced in the Dorado facility in 2002, after the "site transfer" was approved by FDA. Total investment in the Dorado facility is anticipated to be approximately U.S.$35 million.

        The Dorado facility will be the primary manufacturing site for FlashDose products. The focus of the FDA approved Chantilly, Virginia facility will be on R&D and "Tech Transfer" activities however this site remains an FDA approved facility and is available as an "alternate" or back-up site for the production of FlashDose® products.

        For additional discussion regarding our manufacturing facilities see Item 4.D. "Property, Plant and Equipment".

Competition

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face competition from both conventional forms of drug delivery and controlled-release drug delivery systems developed, or under development, by other pharmaceutical concerns. Many of these competitors have greater financial resources and marketing capabilities than we have. Our competitors in the United States and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including, without limitation, some of the licensees (or potential licensees) of our products, specialized contract research and research and development firms, universities and other research institutions. We believe that our controlled-release technology combined with our strategy of funding and controlling all or most aspects of our controlled-release pharmaceutical business will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for it to compete effectively with such firms and institutions. Our competitors, however, may succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by us, or that would render our technologies and products obsolete or uncompetitive. In addition, certain of our competitors have greater experience than us in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

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

Investigational New Drug Application

        Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application (CTA) to the Therapeutic Products Directorate (TP D). This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the ew drug. If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "United States Regulation — New Drug Application."

New Drug Submission

        Before selling a new drug in Canada, we must submit an NDS (New Drug Submission) or sNDS (Supplemental New Drug Submission) to the TPD and receive a Notice of Compliance (NOC) from the TPD to sell the drug. The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of biopharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPD reviews the NDS or sNDS. If the submission meets the requirements of Canada's Food and Drugs Act and Regulations, the TPD will issue a NOC for the new drug.

        Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission (ANDS). In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

        The TPD may deny approval or may require additional testing of a proposed New Drug if applicable regulatory criteria are not met. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Contravention of Canada's Food and

Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

        Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.

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

        Our manufacturing facilities located at Steinbach, Manitoba and Carolina, Puerto Rico operate according to FDA and TPD mandated Good Manufacturing Practices. These manufacturing facilities are inspected on a regular basis by the FDA, the TPD, and other regulatory authorities. Our self-auditing team seeks to ensure compliance on an ongoing basis with FDA and TPD mandated good manufacturing practices. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

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

D.    Property, Plant and Equipment

        We own and lease space for manufacturing, warehousing, research, development, sales, marketing and administrative purposes. Our acquisition of the Dorado, Puerto Rico manufacturing facility was completed in January 2001. We are currently upgrading this facility to meet our manufacturing requirements and in January 2003 we have commenced packaging operations within the facility for certain product lines. We will continue to transfer additional production to the facility. In September 2002 we completed the construction of our new corporate headquarter facility in Mississauga, Ontario and relocated all corporate and administrative staff to the new facility. In 2002, we commenced work on a 47,000 square foot expansion of our Steinbach,

Manitoba manufacturing facility in order to increase production capacity. The construction was completed in early 2003 and the site is currently being equipped and qualified in order to be ready for production in the second quarter of 2003. In 2002, we purchased a 27,000 square foot facility in Dublin, Ireland for research and development activities to meet planned activity expansion requirements. The site has been customized and equipped and relocation to the new facility was completed in February 2003. In 2002, we acquired 1.8 acres of land in Christ Church, Barbados where we will construct a 14,000 square foot office facility for the operations located in Barbados.

        The following table lists the location, use, size and ownership interest of Biovail's principal properties:

Location	Use	Size	Ownership
Mississauga, Ontario, Canada	Corporate office, sales, marketing and administration	55,000 Sq. Ft.	Owned
Mississauga, Ontario, Canada	Research and development	24,300 Sq. Ft	Leased
Toronto, Ontario, Canada	Research and development	40,000 Sq. Ft.	Owned
		11,000 Sq. Ft.	Leased
Steinbach, Manitoba, Canada	Manufacturing	145,000 Sq. Ft.	Owned
Chantilly, VA, USA	Research, development	92,000 Sq. Ft.	Leased
Sterling, VA, USA	Manufacturing, research, development, and warehousing	50,000 Sq. Ft.	Leased
Morrisville, NC, USA	Sales, marketing and administration	42,000 Sq. Ft.	Leased
Dorado, Puerto Rico	Manufacturing	120,000 Sq. Ft.	Owned
Carolina, Puerto Rico	Manufacturing	34,000 Sq. Ft.	Owned
Carolina, Puerto Rico	Warehousing	5,600 Sq. Ft.	Leased
St. Michael, Barbados	Licensing and administration	11,000 Sq. Ft.	Leased
Dublin, Ireland	Research and development	5,700 Sq. Ft.	Leased
Dublin, Ireland	Research and development	27,000 Sq. Ft.	Owned

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

        All share and option amounts have been adjusted to give effect to the 2 for 1 stock split completed in October 2000. All share and per share amounts in the MD&As, and in the audited consolidated financial statements, prepared in accordance with Canadian and U.S. GAAP have been retroactively adjusted to give effect to the stock splits.

Page
Management's Discussion and Analysis of Financial Condition and Results of Operations
In accordance with U.S. generally accepted accounting principles	38
In accordance with Canadian generally accepted accounting principles	59

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with U.S. generally accepted accounting principles ("GAAP") should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP.

PROFILE

        We are a full-service pharmaceutical company, engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas.

        Our primary business strategy is to support the commercialization of our product development pipeline by expanding our sales and marketing presence in the United States and Canada. We intend to complement our product pipeline by acquiring established pharmaceutical products, in-licensing products in early stages of development and entering into product development collaborations with third parties.

        We have research and development, clinical testing, manufacturing, sales and marketing operations in the United States, Canada, Barbados and Puerto Rico, and a research facility in Ireland.

OVERVIEW

        We continue to make significant progress in terms of product approvals. In February 2003, we received U.S. Food and Drug Administration ("FDA") approval for Cardizem® LA, a graded extended-release formulation of diltiazem hydrochloride ("HCl"), for the treatment of hypertension. We launched Cardizem® LA in April 2003 in collaboration with our co-promotion partner, Reliant Pharmaceuticals LLC ("Reliant"). Reliant brings additional experienced sales representatives to the marketing of Cardizem® LA, as well as our Zovirax, Teveten®, Cedax and Rondec® products. We also received FDA approval for Zovirax Cream in January 2003 and for Teveten® HCT in February 2003. During 2002, we received tentative FDA approval for a FlashDose® formulation of zolpidem for the treatment of insomnia. In the United States, zolpidem is sold under the brand name Ambien. In August 2002, GlaxoSmithKline plc ("GSK") filed a New Drug Application ("NDA") for our once-daily formulation of bupropion HCl for the treatment of depression. GSK has applied for the trade name Wellbutrin XL. In 2001, we licensed our once-daily formulation of bupropion HCl to GSK and have been collaborating with them to seek regulatory approval of Wellbutrin XL. When, and if, FDA approval is received, we will manufacture and supply Wellbutrin XL to GSK for a share of the revenue generated by future sales of the product.

        We also continue to pursue strategic business acquisitions and investments. During 2002, we extended our marketing agreement with GSK for Zovirax Ointment and Zovirax Cream from ten years to twenty years and we acquired the Canadian rights to GSK's Wellbutrin® SR and Zyban®, as well as the right to market our once-daily formulation of bupropion HCl under the Wellbutrin® XL trade name in Canada when, and if, regulatory approval is received. We also acquired the rights to Vasotec®, Vaseretic®, Teveten® and Teveten® HCT in the United States. We have begun development programs that will allow us to further exploit these brands. In December 2002, we acquired three private development companies — Pharma Pass LLC, Pharma Pass S.A. (collectively, "Pharma Pass") and Pharmaceutical Technologies Corporation ("Pharma Tech"). We believe that the products and technologies we acquired through these acquisitions will create substantial value for us in the future. During 2002, we made minority equity investments in Ethypharm S.A. ("Ethypharm") and DepoMed, Inc. ("DepoMed") and we obtained the rights to market a number of products under development by these companies.

CHANGES IN ACCOUNTING PRINCIPLES

        We have adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, which we adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        Effective January 1, 2002, we identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of our remaining intangible assets. As a result, we reclassified the $5.7 million net carrying amount of workforce related intangible assets to goodwill, and determined that the useful lives of our remaining intangible assets were appropriate and consistent with those useful lives identified as at December 31, 2001. Our results for 2001 and 2000 included $6.7 million ($0.05 basic and diluted earnings per share) and $3.3 million ($0.02 basic and diluted earnings per share), respectively, of goodwill and workforce related amortization.

CRITICAL ACCOUNTING POLICIES

        We prepare our consolidated financial statements in accordance with U.S. GAAP, applied on a consistent basis. Our critical accounting policies relate to the use of estimates, the impact of product returns, recalls, rebates and chargebacks on revenue recognition, the recording of research and development expenses, the useful lives of intangible assets, the evaluation of goodwill, the hedge effectiveness of derivative financial instruments and the realizability of deferred tax assets.

        In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We review our estimates to ensure that our estimates appropriately reflect changes in our business and new information as it becomes available. Actual results may materially differ from these estimates under different assumptions or conditions. Significant estimates we make include allowances for accounts receivable and inventories, reserves for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets and investments for impairment, the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. A significant change in these estimates could have a material impact on our results of operations.

        We recognize product sales revenue when the product is shipped to the customer provided that we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of reserves for estimated product returns, recalls, rebates and chargebacks. These reserves are established in the same period in which the related product sales are recorded and are based on estimates of the proportion of product sales subject to return, recall, rebate or chargeback. A significant change in these estimates could have a material impact on our results of operations.

        We expense research and development costs in the period in which they are incurred. The costs of assets that are purchased from others for a particular research and development project, that have not reached technological feasibility and that have no alternative future use are expensed at the time of acquisition. We may pursue product or business acquisitions that could result in a charge for acquired research and development costs, which could have a material non-cash impact on our results of operations.

        Intangible assets acquired through business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based on the consideration paid. Our intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from eight years to twenty years. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

        Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. We evaluate goodwill annually for impairment. An impairment of goodwill could have a material impact on our results of operations.

        We manage our exposure to interest rate risks through the use of derivative financial instruments. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we entered into the derivative contracts, we designated the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized long-term obligation. For a derivative financial instrument that is designated and qualifies as a fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument, and the respective offsetting loss or gain on the underlying hedged item, recognized in net income (loss). A discontinuance of fair value hedge accounting could have a material impact on our results of operations.

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

ACQUISITIONS

        In December 2002, we acquired Pharma Pass for $178.7 million. Pharma Pass is a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including us, in the United States and Europe. On the completion of the development of our products, we had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of fifteen years from the date of launch of each product. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Pharma Pass and us. The acquisition of Pharma Pass resulted in a charge for acquired research and development of $107.2 million related to approximately twenty product development projects that were in various stages of completion but that had not yet received regulatory approval. We obtained interests in certain licensed products including Tricor (fenofibrate) and a participating interest in the gross profit on sales by a third party of a bioequivalent version of Prilosec (omeprazole). We also obtained Pharma Pass's Zero Order Release System, a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule, and its oral Colonic Delivery

System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon.

        In December 2002, we acquired Pharma Tech for $22.6 million. Pharma Tech is a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including us, to conduct the contract research and development services. We provided contract research and advisory services consistent with the contractual relationships we had with other third parties. On the completion of the development of our products, we had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of ten years from the date of launch of each product. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Pharma Tech and us. We had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech. The acquisition of Pharma Tech resulted in a charge for acquired research and development of $17.5 million related to a number of product development projects that were in various stages of completion but that had not yet received FDA approval.

        In December 2002, we acquired from GSK the rights to Wellbutrin® SR and Zyban® in Canada, as well as the rights to market our once-daily formulation of bupropion HCl in Canada under the trade name Wellbutrin® XL when, and if, regulatory approval is received, for $72.0 million. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation.

        In May 2002, we acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® and Vaseretic® in the United States for $245.3 million. Vasotec® is a leading angiotensin converting enzyme inhibitor indicated for hypertension and symptomatic congestive heart failure and Vaseretic® is a fixed-dose combination of Vasotec® and a diuretic. We are developing a once-daily formulation of Vasotec® and a fixed-dose combination of Vasotec® with diltiazem HCl to capitalize on the value of the acquired brand name.

        In March 2002, we acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® and Teveten® HCT in the United States for $94.3 million. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications and Teveten® HCT is a combination of Teveten® and a diuretic. We relaunched Teveten® in June 2002 and launched Teveten® HCT in February 2003 following receipt of FDA approval.

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights to Zovirax Ointment and Zovirax Cream in the United States for $133.4 million. Zovirax is an anti-viral topical product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores. In December 2002, we agreed to pay GSK $40 million to extend the term of the Zovirax agreement from ten years to twenty years. We also agreed to pay GSK an aggregate amount of $45 million, over four years beginning in 2004, to amend several terms of the original Zovirax distribution agreement. We received FDA approval for Zovirax Cream in January 2003 and we intend to launch the product in mid-2003.

        In December 2000, we completed the acquisition of Intelligent Polymers Limited ("Intelligent Polymers") for total consideration of $204.9 million. Intelligent Polymers was formed to fund the development of once-daily, controlled-release branded products for chronic disease states, such as anxiety, depression, pain management and diabetes. Prior to September 29, 2000, we were developing the products on behalf of Intelligent Polymers pursuant to a development and license agreement. The acquisition of Intelligent Polymers resulted in a charge for acquired research and development of $208.4 million. An NDA has been filed by GSK for one of the products under development (bupropion HCl), two other products (tramadol and metformin) are now in Phase III clinical trials, and the development of another product (buspirone) was discontinued in March 2003.

        In December 2000, we acquired the North American rights to Cardizem® from Aventis for total consideration of $409.5 million. Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We are capitalizing on the competitive advantage of the Cardizem® brand name by attaching it to our improved once-daily graded extended-release formulation — Cardizem® LA.

        In October 2000, we acquired DJ Pharma, Inc. ("DJ Pharma"), a pharmaceutical sales and marketing company located in the United States, for total consideration of $165.1 million plus the assumption of $34.2 million of debt. As a result of this acquisition, we obtained the rights to DJ Pharma's portfolio of products, as well as a trained workforce and infrastructure. The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company because, prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. The acquisition of DJ Pharma enhanced the value of our product pipeline through the ability to market directly to physicians, and provided an infrastructure on which we are building to meet the marketing needs of our increasing portfolio of products.

RESULTS OF OPERATIONS

        Total revenue was $788.0 million in 2002 compared to $583.3 million in 2001 and $309.2 million in 2000. Total revenue increased by 35% in 2002 compared to 2001 and by 89% in 2001 compared to 2000. Net income in 2002 was $87.8 million, or diluted earnings per share of $0.55, compared to net income in 2001 of $87.4 million, or diluted earnings per share of $0.58, and a net loss in 2000 of $148.0 million, or a diluted loss per share of $1.16.

        We utilize a measure of net income and diluted earnings per share that excludes certain items. This measure is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. We have consistently applied this measure when discussing earnings or earnings guidance. This measure is provided to assist our investors in assessing our operating performance. We understand that many of our investors prefer to analyze our results based on this measure, as it is consistent with industry practice. The items were excluded because they were considered to be of a non-operational nature in the applicable year. The excluded items are also disclosed to give investors the ability to further analyze our results. Investors should consider this non-GAAP measure in the context of our U.S. GAAP results. The following table reconciles, for each year indicated, our net income (loss) in accordance with U.S. GAAP with our net income excluding certain items, and displays our diluted earnings (loss) per share and diluted earnings per share excluding certain items.

	Years ended December 31
	2002	2001	2000
	In 000s, except per share data
Net income (loss)	$87,795	$87,448	$(147,976)

Add (deduct) certain items
Write-down of assets	31,944	80,482	—
Acquired research and development	167,745	—	208,424
Other income	(3,408)	—	—
Debt conversion premiums	—	34,923	—
Extraordinary item	—	—	20,039
Cumulative effect of change in accounting principle	—	—	43,500

Net income excluding certain items	$284,076	$202,853	$123,987

Diluted earnings (loss) per share	$0.55	$0.58	$(1.16)

Diluted earnings per share excluding certain items	$1.77	$1.35	$0.86

        Net income excluding certain items was $284.1 million, $202.9 million and $124.0 million in 2002, 2001 and 2000, respectively. Diluted earnings per share excluding certain items were $1.77, $1.35 and $0.86 in 2002, 2001 and 2000, respectively. Net income excluding certain items and diluted earnings per share excluding certain items increased by 40% and 31%, respectively, for 2002 compared to 2001, and by 64% and 57%, respectively, for 2001 compared to 2000. For 2002, the items excluded consist of a write-down of assets of $31.9 million primarily related to the write off of the Adalat product rights and corresponding long-term obligation as a result of a settlement reached between the U.S. Federal Trade Commission ("FTC"), Elan Corporation plc ("Elan") and us regarding the introduction of bioequivalent versions of Adalat CC, acquired research and development of $167.7 million arising from the acquisitions of Pharma Pass and Pharma Tech as well as from the termination of Pharma Tech's development of one of its products under development and any royalty obligation we may have had based on future sales of the product when, and if, approved by the FDA, and other income of $3.4 million related to the ineffective portion of the fair value hedge of a portion of our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). For 2001, the items excluded consist of a write-down of assets of $80.5 million primarily related to the Keftab and Dura-Vent product rights and debt conversion premiums of $34.9 million related to the surrender and redemption of our 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures"). For 2000, the items excluded consist of acquired research and development of $208.4 million arising from the acquisition of Intelligent Polymers, a premium of $20.0 million paid to extinguish our 10 7/8% U.S. Dollar Senior Notes due November 15, 2005 ("Senior Notes") and a charge of $43.5 million for the cumulative effect of the adoption of the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, and the co-promotion of pharmaceutical products, as well as from royalties and license fees. Product sales include sales of products developed and manufactured by us for distribution by our licensees and direct marketing to physicians in the United States and Canada of proprietary and in-licensed products. Research and development revenue relates to product development activity in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are earned on sales of co-promoted products developed by other companies. Royalties primarily arise on sales of the products we developed or acquired and from our interests in certain licensed products of Pharma Pass. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year. Revenue for 2001 and 2000 reflects the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in 2002.

							Percentage Change
	Years Ended December 31
							2001 to 2002	2000 to 2001
	2002		2001		2000
	000s		000s		000s
Product sales	$645,986	82%	$521,154	89%	$217,004	70%	24%	140%
Research and development	28,425	4	14,596	3	66,834	22	95	(78)
Co-promotion,
royalty and licensing	113,614	14	47,513	8	25,332	8	139	88

	$788,025	100%	$583,263	100%	$309,170	100%	35	89

Product sales

        Product sales were $646.0 million in 2002 compared to $521.2 million in 2001 and $217.0 million in 2000. Product sales comprised 82% of total revenue in 2002 compared to 89% in 2001 and 70% in 2000. The following table displays the approximate percentage of each product category to total product sales.

Product Category	2002	2001	2000
Tiazac®	15%	20%	40%
Cardizem®	25	35	—
Bioequivalent	30	30	40
All other	30	15	20

	100%	100%	100%

        In August 2002, we received final approval by the FDA for our 90mg bioequivalent version of Adalat CC (once-daily nifedipine). Our marketing partner, Teva Pharmaceuticals USA, Inc., immediately launched this product in the United States.

        Product sales increased by 24% in 2002 compared to 2001 mainly due to the continuing strong performance of Tiazac® and Cardizem®, combined with the contribution from Zovirax Ointment, Teveten®, Vasotec®, Vaseretic® and our 90mg bioequivalent version of Adalat CC.

        Product sales increased by 140% in 2001 compared to 2000 mainly due to the additions of Cardizem® and DJ Pharma's product portfolio. Product sales growth also came from a higher contribution from bioequivalent products, reflecting the 2001 launch of our 30mg bioequivalent version of Procardia XL and the late 2000 launches of our 60mg bioequivalent versions of Procardia XL and Adalat CC.

        Our product sales and gross margins for 2002 and 2001 were adversely impacted by lost sales and costs associated with the voluntary recall of Keftab tablets, which was initiated by Eli Lilly & Company ("Lilly") in March 2001 because of undefined problems Lilly had with the product's stability. Lilly manufactured and supplied the product to us for marketing in the United States. In March 2003, we successfully settled our legal action against Lilly regarding the recall of Keftab.

        We expect our product sales to increase in 2003 compared to 2002 due to the contribution from the products we acquired in 2002, the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during 2003 and the anticipated launch of Wellbutrin XL in the second half of 2003 when, and if, approved by the FDA.

Research and development

        Research and development activities generated revenue of $28.4 million in 2002 compared to $14.6 million in 2001 and $66.8 million in 2000. Research and development activities comprised 4% of total revenue in 2002 compared to 3% in 2001 and 22% in 2000.

        In the ordinary course of business we enter into research and development collaborations with third parties whereby we provide contract research, formulation development and other services to those third parties. We are typically compensated through a combination of fees for service, milestone payments, royalties from future sales of the products and/or co-promotion revenue.

        Research and development revenue increased by 95% in 2002 compared to 2001 mainly due to the inclusion of revenue associated with the development of Wellbutrin XL in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL, resulting in GSK's filing of an NDA for the product in August 2002.

        Research and development revenue declined by 78% in 2001 compared to 2000, as we did not earn any revenue from Intelligent Polymers after September 29, 2000. We earned revenue of $52.9 million from Intelligent Polymers for the period ended September 29, 2000.

        In the years presented, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

        In 2003, we expect research and development revenue to decline compared to 2002 mainly due to the completion of the development of Wellbutrin XL.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $113.6 million, $47.5 million and $25.3 million in 2002, 2001 and 2000, respectively. Co-promotion, royalty and licensing revenue comprised 14% of total revenue in 2002 and 8% in both 2001 and 2000.

        Co-promotion, royalty and licensing revenue increased by 139% in 2002 compared to 2001 and by 88% in 2001 compared to 2000. In 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States and the co-promotion of H. Lundbeck A/S's Celexa in Canada. During 2002, we received four quarterly increments of $10 million each under the Wellbutrin SR co-promotion agreement with GSK. We earned the last quarterly increment of $10 million in the first quarter of 2003. The receipt of each of the quarterly increments was dependent on our performing prescribed detailing activity during each quarter and the amount was determined based on a percentage of net sales of Wellbutrin SR in the United States during each quarter. In 2001 and 2000, co-promotion revenue was related entirely to the co-promotion of Celexa.

        Royalty revenue increased in 2002 compared to 2001 due to the contribution from our interest in the gross profit on sales of a bioequivalent version of Prilosec. Royalty revenue increased in 2001 compared to 2000 due to higher Tiazac® sales by our marketing partner, Forest Laboratories Inc., and the inclusion of a royalty associated with sales of bioequivalent versions of Cardizem® by third parties.

        We expect the level of co-promotion, royalty and licensing revenue in 2003 to be higher than in 2002 due to the contribution from our interest in the gross profit on sales of a bioequivalent version of Prilosec, partly offset by the loss of revenue following the conclusion of our co-promotion of Wellbutrin SR in the United States.

OPERATING EXPENSES

        The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year. Prior to 2001, we included amortization expense as a component of cost of goods sold, research and development expenses and selling, general and administrative expenses. In 2001, amortization increased substantially due to the additions made to intangible assets and acquisitions of businesses and consequently we decided to present amortization as an individual line item within operating expenses. Operating expenses for 2000 reflect the reclassification of amortization to conform to the presentation adopted in 2001.

							Percentage Change
	Years Ended December 31
							2001 to 2002	2000 to 2001
	2002		2001		2000
	000s		000s		000s
Cost of goods sold	$164,706	21%	$125,995	21%	$67,980	22%	31%	85%
Research and development	52,150	7	51,017	9	51,709	17	2	(1)
Selling, general and administrative	165,697	21	110,100	19	51,857	17	50	112
Amortization	71,499	9	44,513	8	7,232	2	61	516

	$454,052	58%	$331,625	57%	$178,778	58%	37	85

Cost of goods sold and gross margins

        Cost of goods sold was $164.7 million in 2002 compared to $126.0 million in 2001 and $68.0 million in 2000. Cost of goods sold includes royalties on product sales payable to third party licensors that owned and/or developed the products. Costs of goods sold increased by 31% in 2002 compared to 2001 and by 85% in 2001 compared to 2000. The year over year increases in cost of goods sold were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of certain existing products.

        Gross margins based on product sales were 75%, 76% and 69% in 2002, 2001 and 2000, respectively. Gross margins are impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The gross margin in 2002 was affected by a lower proportion of higher margin Cardizem® sales in the overall product mix and the additions of Zovirax Ointment and Teveten® sales, which had lower margins relative to other of our products, offset by the inclusion of Vasotec® and Vaseretic® sales, which generated higher margins relative to other of our products. The increase in gross margin in 2001 compared to 2000 reflected the impact of the higher margin earned on Cardizem® relative to other of our products.

        We expect gross margins on product sales in 2003 to be comparable to 2002.

Research and development

        Research and development expenses were $52.2 million in 2002 compared to $51.0 million in 2001 and $51.7 million in 2000. As a percentage of total revenue, research and development costs declined to 7% in 2002 compared to 9% in 2001 and 17% in 2000.

        In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. These collaborations target our therapeutic areas of focus — cardiovascular (including Type II diabetes), central nervous system, pain management and niche opportunities. These third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development. The developers may utilize their own technology and, in other cases, we will allow access to our technology for the formulation and development of the products. In some cases, we have an ownership interest or an option to take an ownership position in the developer. In no case are we responsible for any of the developers' third party liabilities, nor have we guaranteed any debts, nor are we required under any circumstances to exercise any of our options.

        Research and development expenses reflect direct spending on the development of branded and bioequivalent products utilizing advanced oral drug delivery technologies. We completed a Phase III clinical trial to support the submission of a supplemental NDA for an angina indication for Cardizem® LA. The results of this clinical trial were favourable and we expect to file the supplemental NDA for Cardizem® LA in mid-2003. In addition, we have completed, or are in the process of completing, a number of comparative Phase IV studies involving Cardizem® LA. We are developing a once-daily formulation of Vasotec® and we are also working on a fixed-dose combination of Vasotec® with diltiazem HCl. Two ongoing Phase III trials are progressing to support an NDA submission for our once-daily formulation of tramadol, for the signs and symptoms of osteoarthritis. We expect to file an NDA for tramadol in the second half of 2003. One Phase III clinical trial has been successfully completed on our once-daily formulation of metformin, for the treatment of Type II diabetes, through a collaborative effort with DepoMed, and a second Phase III clinical trial is in progress. We expect to file an NDA for metformin in the first half of 2004. We have evaluated the results of a Phase III clinical trial involving buspirone, for the treatment of depression, and have decided to discontinue the development of this product in light of the unsatisfactory results from this trial.

        A number of other research and development activities are ongoing, including feasibility studies, formulation development and optimization, formulation scale-up and clinical studies. We are also working on the development of enhanced formulations of a number of disclosed compounds (fenofibrate, simvastatin, paroxetine, venlafaxine, sumatriptan and acyclovir), as well as a number of undisclosed compounds.

        We expect research and development expenses to increase significantly in 2003 compared to 2002 due to an expected increase in clinical activity.

Selling, general and administrative

        Selling, general and administrative expenses were $165.7 million, $110.1 million and $51.9 million in 2002, 2001 and 2000, respectively. Selling, general and administrative expenses were 21% of total revenue in 2002 compared to 19% in 2001 and 17% in 2000.

        During 2002, our sales capability in the United States was significantly increased. Our U.S. sales organization more than doubled in size as we added sales and marketing management and regional and district sales management and hired over 200 sales representatives across the country. We devoted considerable attention and resources to increasing our sales force capabilities by adhering to specific selection criteria during the hiring process and by locating new sales representatives in territories with high prescribing physicians. In addition, in November 2002 we entered into a co-promotion agreement with Reliant. Reliant's sales force has experience detailing cardiovascular products across the United States, has established relationships with high prescribing physicians and will be working in tandem with our existing sales force. We benefited from this approach to building our sales organization when we relaunched Teveten® in June 2002. After promoting Teveten® for six months, in collaboration with Reliant for the final three months of 2002, we saw December prescriptions increase substantially over June prescription levels.

        Selling, general and administrative expenses increased by 50% in 2002 compared to 2001 mainly due to the expansion of our sales organization in the United States and the incremental sales and marketing costs associated with Zovirax Ointment and Teveten®, as well as costs associated with the co-promotion of Wellbutrin SR in the United States. We recorded Teveten® sales and marketing costs net of a related marketing allowance of $10 million paid by Solvay in 2002. In addition, we have expensed a portion of the costs associated with the development of the Cardizem® LA promotional program. In 2002, selling, general and administrative expenses also include fees payable to Reliant related to the co-promotion of Teveten® and Cedax during the fourth quarter of 2002.

        Selling, general and administrative expenses increased by 112% in 2001 compared to 2000, mainly due to the inclusion of our U.S. sales organization in our results for a full year. In addition, with the acquisition of Cardizem® the level of sales and marketing activity increased in both the United States and Canada.

        We expect selling, general and administrative expenses to increase as a percentage of total revenue in 2003 compared to 2002 due to the costs associated with the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during 2003.

Amortization

        Amortization expense was $71.5 million, $44.5 million and $7.2 million in 2002, 2001 and 2000, respectively. Amortization expense was 9% of total revenue in 2002 compared to 8% in 2001 and 2% in 2000.

        The increase in amortization expense in 2002 compared to 2001 reflected the incremental amortization associated with the acquisitions of the rights to Zovirax, Teveten®, Vasotec® and Vaseretic®, and Wellbutrin® and Zyban® in Canada, as well as the amortization of our interest in the gross profit on sales of a bioequivalent version of Prilosec. In 2002, amortization expense was reduced by the elimination of goodwill and workforce related amortization as a result of the adoption of SFAS No. 142.

        The increase in amortization expense between 2001 and 2000 reflected the amortization of product rights and goodwill associated with the acquisition of DJ Pharma and the amortization of the Cardizem® brand name.

        We expect that amortization expense will increase in 2003 compared to 2002 due to a full year of amortization related to the intangible assets acquired during 2002.

Write-down of assets

        In 2002, we recorded a $31.9 million non-cash charge primarily related to the write-down of the following assets:

        As a result of a settlement reached with the FTC regarding the introduction of bioequivalent versions of Adalat CC, we agreed with Elan to terminate our agreements related to the licensing and supply of Elan's 30mg and 60mg bioequivalent versions of AdalatCC. The FTC consent order effectively nullifies our long-term obligation to make minimum license payments to Elan under the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC. We have been in negotiations to have Elan reacquire the rights to its bioequivalent versions of Adalat CC that had previously been sold to us. As there has been no meaningful progress in these negotiations, and as we are unable to ascertain the eventual outcome of these negotiations, in December 2002 we determined that we should write off the net book value of the Adalat product rights, net of the corresponding long-term obligation to Elan. We recorded a related non-cash charge of $22.4 million. We are considering whether or not to pursue litigation against Elan to obtain fair compensation for the loss of these products. Elan is required to continue to supply us with its 30mg bioequivalent version of Adalat CC until May 31, 2003.

        In 2002, we also recorded other non-cash asset write-downs of $9.5 million, primarily related to an unrealized holding loss on our investment in DepoMed.

        In 2001, we recorded an $80.5 million non-cash charge related to the write-down of the following assets:

        At December 31, 2001, Lilly had not resolved the manufacturing problems associated with Keftab that arose in March 2001. The supply interruption had resulted in a deterioration of customer awareness of the product, which would have required substantial promotional efforts to restore if the product were to be re-launched. Due to these conditions that existed at December 31, 2001, we determined that the Keftab product right had been permanently impaired and should be written down to its estimated recoverable value of $10 million. We recorded a related non-cash charge of $54.6 million.

        We believed Lilly was responsible for manufacturing and supplying commercially acceptable products to us, as well as for the cost of the recall. In this regard, we commenced a legal action against Lilly in which we were seeking damages as a result of Lilly's voluntary recall of Keftab. In March 2003, we settled our legal action with, and received compensation from, Lilly for the recoverable value of the Keftab intangible asset, the cost of the Keftab inventory that was destroyed, the lost margin on sales of Keftab and the expenses incurred with respect to the Keftab recall. In the first quarter of 2003, we recorded an aggregate net recovery from the settlement of the Lilly action, together with the settlement of an unrelated action against Mylan Pharmaceuticals, Inc., of $24.8 million plus interest.

        In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, we experienced supply interruptions resulting from manufacturing issues associated with our remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to us by a third party. These supply interruptions caused our revenues and gross margins for the remaining Dura-Vent products to significantly deteriorate. We evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written off. We recorded a related non-cash charge of $19.0 million.

        In 2001, we also recorded other non-cash asset write-downs of $6.9 million, primarily related to an intangible asset associated with the acquisition of Intelligent Polymers.

Acquired research and development

        In 2002, we incurred non-cash charges for acquired research and development of $107.2 million and $17.5 million arising from our acquisitions of Pharma Pass and Pharma Tech, respectively. Through each of these acquisitions, we acquired a portfolio of products that were in various stages of development, had not reached technological feasibility and had no alternative future use. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained.

        We also incurred a non-cash charge for acquired research and development of $43.1 million related to the termination of the development by Pharma Tech of one of its products under development and any royalty obligation we may have had to Pharma Tech based on future sales of the product when, and if, approved by the FDA. We are continuing the development program for this product.

        In 2000, we incurred a non-cash charge for acquired research and development of $208.4 million arising from our acquisition of Intelligent Polymers.

OPERATING INCOME OR LOSS

        Operating income was $134.3 million in 2002 compared to operating income of $171.2 million in 2001 and an operating loss of $78.0 million in 2000. Operating income excluding write-down of assets and acquired research and development was $334.0 million in 2002 compared to $251.6 million in 2001 and $130.4 million in 2000. Operating income excluding write-down of assets and acquired research and development increased by 33% in 2002 compared to 2001 and by 93% in 2001 compared to 2000. As a percentage of total revenue, operating income excluding write-down of assets and acquired research and development was 42% in 2002 compared to 43% in 2001 and 42% in 2000.

        The increase in operating income excluding write-down of assets and acquired research and development in 2002 compared to 2001 was mainly due to the additions of Zovirax, Teveten®, Vasotec®, Vaseretic® and our 90mg bioequivalent version of Adalat CC product sales. Also contributing to the increase was the inclusion of WellbutrinSR co-promotion revenue and our interest in the gross profit on sales of a bioequivalent version of Prilosec, combined with a reduction in research and development expenses as a percentage of total revenue. Operating income excluding write-down of assets and acquired research and development in 2002 was reduced by an offsetting increase in cost of goods sold and sales and marketing costs, as well as expenses related to the expansion of our U.S. sales organization and incremental amortization expense related to additions to intangible assets.

        The increase in operating income excluding write-down of assets and acquired research and development in 2001 compared to 2000 was mainly due to the additions of Cardizem® and DJ Pharma's product portfolio. Operating income excluding write-down of assets and acquired research and development in 2001 was reduced by an offsetting increase in cost of goods sold and sales and marketing costs, as well as expenses related to the inclusion of our U.S. sales organization and incremental amortization expense related to new products.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $3.6 million, $2.7 million and $23.7 million in 2002, 2001 and 2000, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities. Higher interest income in 2000 reflected a larger average investment portfolio following our concurrent offering of common shares and Debentures in March 2000, and prior to our acquisitions of Intelligent Polymers, Cardizem® and DJ Pharma.

        Interest expense was $32.0 million, $36.2 million and $20.7 million in 2002, 2001 and 2000, respectively. In 2002, interest expense was primarily related to our Notes issued in March 2002. During 2002, we entered into interest rate swap contracts of aggregate $200 million notional amount, which are designated as a fair value hedge of one-half of our Notes. The contracts involve the receipt of fixed rate amounts in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to the contracts are recorded as an adjustment to interest expense. Interest expense also included interest on advances under our credit facility and the amortization of the discounts on the Adalat and Vasotec® obligations. The non-cash amortization of these discounts amounted to $5.3 million.

        Prior to March 2000, interest expense was primarily related to our Senior Notes. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and Debentures and, accordingly, interest expense from this time primarily related to our Debentures until their surrender and redemption during the second half of 2001. In addition, interest expense in 2001 reflected interest on advances under our credit facility and the amortization of the discounts on the Adalat and Cardizem® obligations. The non-cash amortization of these discounts amounted to $11.0 million.

Other income

        The change in the fair values of the interest rate swap contracts and the offsetting change in the fair value of the portion of our Notes being hedged are recognized in other income. The net gain recognized in 2002 related to the ineffective portion of the fair value hedge.

Debt conversion premiums

        In 2001, we recorded a debt conversion premium of $23.7 million on the surrender of $173.8 million aggregate principal amount of our outstanding Debentures. The premium represented the market value of the additional common shares issued in excess of the number of common shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing our Debentures.

        We recorded an additional debt conversion premium of $11.2 million on the remaining $126.1 million aggregate principal amount of our outstanding Debentures that had been called for redemption in November 2001. The additional premium represented the aggregate amount of interest that would have been paid on our Debentures from the redemption date to March 31, 2003.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $21.5 million, $15.3 million and $9.4 million in 2002, 2001 and 2000, respectively. The low effective tax rate was mainly due to a substantial portion of our income being derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. In addition, our effective tax rate was affected by the low profitability of our operations in the United States due to the expansion of our sales organization in advance of the launch of Cardizem® LA and sales and marketing expenses related to products launched during 2002.

        Our future effective tax rate will depend on the relative profitability of our domestic and foreign operations, the statutory tax rates of the related tax jurisdictions, and the timing of the release, if any, of the valuation allowance. In 2003, we expect our effective tax rate to reflect the anticipated low profitability of our operations in the United States due to launch costs and sales and marketing activities related to products to be launched during 2003.

Extraordinary item

        In 2000, we paid total consideration of $141.0 million to repurchase our Senior Notes, of which $16.0 million was an inducement premium to the holders. We classified the premium paid and the unamortized deferred financing costs related to our Senior Notes as an extraordinary item.

Cumulative effect of change in accounting principle

        Effective January 1, 2000, we adopted SAB 101 and, accordingly, we changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we recognized these fees as revenue when all the conditions to payment had been met and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. We now defer and amortize these fees over the terms of the related agreements. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43.5 million. A corresponding amount was recorded in deferred revenue, of which $4.8 million, $6.3 million and $9.3 million was amortized to revenue in 2002, 2001 and 2000, respectively.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We utilize a measure of EBITDA that excludes certain items. The items were excluded because they were considered to be of a non-operational nature in the applicable year. We disclose this measure of EBITDA because we understand that certain investors use it as an indicator of a company's ability to meet debt service and capital expenditure requirements. This measure should not be considered in isolation or as a substitute for operating income or loss, or as an indicator of our operating performance, or compared to cash flows from operating activities as a measure of liquidity. The following table displays the calculation of EBITDA and reconciles EBITDA with EBITDA excluding certain items.

	Years ended December 31
	2002	2001	2000
	in 000s
Net income (loss)	$87,795	$87,448	$(147,976)
Net interest expense (income)	28,397	33,500	(2,955)
Provision for income taxes	21,500	15,285	9,360
Depreciation and amortization	82,368	55,287	20,988

EBITDA	220,060	191,520	(120,583)

Write-down of assets	31,944	80,482	—
Acquired research and development	167,745	—	208,424
Other income	(3,408)	—	—
Debt conversion premiums	—	34,923	—
Extraordinary item	—	—	20,039
Cumulative effect of change in accounting principle	—	—	43,500

EBITDA excluding certain items	$416,341	$306,925	$151,380

        EBITDA excluding certain items was $416.3 million, $306.9 million and $151.4 million in 2002, 2001 and 2000, respectively. As a percentage of total revenue, EBITDA excluding certain items was 53% in both 2002 and 2001 and 49% in 2000.

        We disclose the ratio of EBITDA excluding certain items compared to interest expense because we understand that certain investors use it as an indicator of a company's ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of

EBITDA excluding certain items to interest expense was 13.0 times, 8.5 times and 7.3 times for 2002, 2001 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2002, we had cash and cash equivalents of $56.1 million compared to $434.9 million at December 31, 2001. We also maintain a revolving term credit facility, which may be used for general corporate purposes, including acquisitions. In June 2001, our credit facility was successfully syndicated and was increased from $300 million to $400 million. In July 2002, our credit facility was further increased from $400 million to $600 million and in December 2002 we renewed our credit facility for an additional one-year period. All other material terms and conditions are unchanged. At December 31, 2002, we were in compliance with all financial and non-financial covenants associated with our credit facility.

        Borrowings under our credit facility may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the quoted bank rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on our credit rating at the time of such borrowing. At December 31, 2002, our corporate credit ratings were BB+ with Standard & Poor's Rating Services ("S&P") and Ba3 with Moody's Investors Service. The effective rate of interest at December 31, 2002 was 3.74%. At December 31, 2002, we had advances of $110 million borrowed under our credit facility and we had a letter of credit with a balance of $93.2 million issued under our credit facility. The letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At December 31, 2002, we had a remaining balance of $396.8 million available to borrow under our credit facility. At March 31, 2003, we have repaid $100 million of the advances borrowed under our credit facility.

        Cash provided by operating activities was $334.1 million, $284.1 million and $102.5 million in 2002, 2001 and 2000, respectively. Net income, after adjustments for items not involving cash, was $376.0 million, $262.8 million and $149.7 million in 2002, 2001 and 2000, respectively. Net changes in non-cash operating items used cash of $41.9 million and $47.2 million in 2002 and 2000, respectively, mainly due to increases in accounts receivable offset by increases in accounts payable and accrued liabilities. Net changes in non-cash operating items provided cash of $21.3 million in 2001, mainly due to increases in accrued liabilities and income taxes payable offset by an increase in inventories.

        Net cash used in investing activities was $792.5 million, $57.7 million and $582.3 million in 2002, 2001 and 2000, respectively. In 2002, we acquired the rights to Zovirax and Teveten® for $133.4 million and $94.3 million, respectively, and we paid initial instalments of $145.7 million to acquire Vasotec® and Vaseretic®, and $2.0 million to acquire Wellbutrin® and Zyban® in Canada. In 2001, we acquired other product rights for $27.4 million, offset by $15 million recovered as a reduction to the minimum license payments otherwise payable to Elan under the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC. In 2000, we acquired the remaining rights to the Dura-Vent, Keftab and Rondec® products, and other product rights for $27.8 million. Business acquisitions, net of cash acquired, totaled $240.6 million in 2002, comprising $178.7 million paid to acquire Pharma Pass, $43.1 million paid to terminate Pharma Tech's development of one of its products under development and any royalty obligation we may have had based on future sales of the product when, and if, approved by the FDA, and $18.8 million paid to acquire Pharma Tech. Business acquisitions, net of cash acquired, totaled $622.1 million in 2000, comprising $239.7 million for Cardizem®, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma and $17.2 million of additional consideration paid for Fuisz Technologies Ltd. ("Fuisz"). In 2002, we acquired long-term investments of $85.1 million including equity investments in Ethypharm, DepoMed and Procyon Biopharma Inc. of $67.8 million, $13.7 million and $2.5 million, respectively. We acquired long-term investments of $0.9 million and

$2.5 million in 2001 and 2000, respectively. Additions to property, plant and equipment were $61.4 million, $44.4 million and $15.8 million in 2002, 2001 and 2000, respectively, and were primarily related to the expansion of our manufacturing facilities. In 2002, we advanced $30 million to Reliant under a secured credit facility established by us and certain of Reliant's existing lenders. The net activity in short-term investments provided cash of $65.9 million in 2000. During 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

        Net cash provided by financing activities was $79.5 million, $83.6 million and $427.1 million in 2002, 2001 and 2000, respectively. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $19.6 million, $29.2 million and $14.3 million in 2002, 2001 and 2000, respectively. Net proceeds from our equity offerings in November 2001 and March 2000 were $560.0 million and $95.3 million, respectively. We repurchased common shares on the open market, under our stock repurchase programs, for $503.1 million and $120.0 million in 2002 and 2001, respectively. We received proceeds of $112.8 million, $29.1 million and $6.0 million on the exercise of warrants in 2002, 2001 and 2000, respectively, and we collected the remaining $2.3 million of the warrant subscription receivable in 2000. In 2001, we made loans in an aggregate amount of $10.0 million to certain executive officers under our Executive Stock Purchase Plan. In 2002, we received net proceeds of $384.3 million on the issue of our Notes. In 2002, we borrowed $110 million under our credit facility and paid $2.1 million of additional financing costs related to the increase in our credit facility from $400 million to $600 million. In 2001, we made repayments of $210 million under our credit facility and paid $1.3 million of additional financing costs related to the increase in our credit facility from $300 million to $400 million. In 2000, we borrowed $210 million from our credit facility and paid $3 million of arrangement fees. In 2002, we repaid $34.5 million of the Vasotec® obligation and $7.5 million of the Adalat obligation. In 2001, we repaid $193.4 million of other long-term obligations, including the $170 million Cardizem® obligation and $22.9 million of the Adalat obligation. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 2000, we received net proceeds of $288.8 million from the issue of our Debentures and we repurchased our Senior Notes for $141.0 million.

        Overall, our cash and cash equivalents decreased by $378.8 million and $52.9 million in 2002 and 2000, respectively, and increased by $309.7 million in 2001.

        In 2002, non-cash investing and financing activities included a $99.6 million discounted obligation related to the acquisition of Vasotec® and Vaseretic®, an $80.7 million discounted obligation related to the amendments to the terms of the Zovirax distribution agreement, and a $70.0 million discounted obligation related to the acquisition of Wellbutrin® and Zyban® in Canada. In 2001, non-cash investing and financing activities included the issuance of common shares valued at $314.3 million on the surrender and redemption of our Debentures. In 2000, non-cash investing and financing activities included a $161.8 million discounted obligation related to the acquisition of Cardizem® and a $58.1 million discounted obligation related to the acquisition of the Adalat product rights.

Obligations and other matters

        At December 31, 2002, we had total long-term obligations of $747.4 million, including the current portion thereof, consisting of the carrying value of our Notes of $412.6 million, borrowings under our credit facility of $110 million, the Zovirax obligation of $80.7 million, the Wellbutrin® obligation of $70.0 million, the Vasotec® obligation of $67.9 million and deferred compensation of $6.2 million. At March 31, 2003, we have paid $40 million of the Zovirax obligation to GSK.

        The following table summarizes our contractual obligations at December 31, 2002.

	Maturities by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	In 000s
Long-term obligations	$737,350	$122,590	$170,462	$25,507	$418,791
Operating lease obligations	22,475	6,667	10,655	4,046	1,107

Total contractual cash obligations	$759,825	$129,257	$181,117	$29,553	$419,898

        In addition, we agreed to make milestone payments under certain research and development collaborations. These milestone payments are generally contingent on receiving regulatory approval for the products under development. We also agreed to make certain contingent payments to GSK for Zovirax in the event of the termination of the Wellbutrin XL development agreement by either GSK or us.

        In November 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the SEC under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In November 2001, we issued 12,500,000 common shares for gross proceeds of $587.5 million under our base shelf prospectus. In addition, the underwriters exercised in full an over-allotment option, which was granted in connection with the offering, to purchase an additional 1,875,000 of our common shares from Eugene Melnyk, Chairman of the Board and Chief Executive Officer, for $88.1 million. We did not receive any of the proceeds from the sale of the additional common shares by Mr. Melnyk.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes under our base shelf prospectus. Interest on our Notes is payable semi-annually in arrears on April 1 and October1 of each year. Our Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. At December 31, 2002, our Notes had a BB – credit rating with S&P.

        At any time on or after April 1, 2006, we may redeem all or any of our Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of our Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $424.4 million available under our base shelf prospectus to offer at our discretion. Our base shelf prospectus will expire in December 2003.

        In February 2002, by resolution of the Board of Directors we implemented a stock repurchase program pursuant to which we were able to repurchase up to 5% of our issued and outstanding common shares. In May 2002, the Board of Directors increased the amount to 10% of our issued and outstanding common shares. We repurchased an aggregate of 12,872,300 common shares under this program, through open market transactions on the New York Stock Exchange and Toronto Stock Exchange, at an average purchase price of $39.08 per share for total consideration of $503.1 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388.2 million, was charged to deficit. The program was terminated in July 2002.

        In April 2002, we acquired a 15% equity interest in Ethypharm and we have an option to purchase up to an additional 5% interest in Ethypharm. At April 30, 2003, we had not exercised our option. We also licensed the marketing rights to six products from Ethypharm for commercialization in the United States, Canada and Mexico. We are obligated to pay Ethypharm up to $61 million in milestone payments on the first regulatory approval of the products within the United States, Canada or Mexico, as well as royalties on the net sales of the products. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. At April 30, 2003, we had not made any milestone payments to Ethypharm.

        In July 2002, we acquired newly issued common shares (15% of the issued and outstanding common shares) of DepoMed and we have options to purchase up to an additional 5% interest in DepoMed. At April 30, 2003, we had not exercised any of our options. We also licensed from DepoMed the rights to manufacture and market a once-daily metformin product that is currently undergoing Phase III clinical trials.

        In November 2002, together with certain of Reliant's existing lenders, we established an $85 million secured credit facility in favour of Reliant. At December 31, 2002 and March 31, 2003, we had advanced $30 million to Reliant out of our total commitment to fund up to $40 million of the credit facility. The credit facility is available to Reliant for general corporate purposes. Interest is calculated daily on outstanding advances at U.S. prime rate plus a margin of 2%. Commencing March 31, 2005, the outstanding advances are repayable in instalments with the final instalment due on December 31, 2006.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements and investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives; however, there can be no assurance that, if required, we would be able to raise such capital on favourable terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal and, accordingly, we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. Our credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar BA. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our Zovirax, Vasotec® and Wellbutrin® long-term obligations are fixed and therefore not subject to interest rate risk.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swap contracts, which are recorded at fair value in our consolidated balance sheets. In June 2002, we entered into three contracts of aggregate $200 million notional amount, which effectively modifies our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. At December 31, 2002, the carrying value and marked-to-market value of the contracts was $18.6 million in our favour, which has been recorded in other assets, and the respective offsetting fair value adjustment to the carrying value of our Notes was $15.2 million, which has been recorded in long-term obligations.

        Based on our overall interest rate exposure at December 31, 2002, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our cost method and available-for-sale investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. At December 31, 2002, we had cost method investments of $72.4 million and available-for-sale investments at fair value of $6.9 million. Based on the carrying values of our available-for-sale investments at December 31, 2002, adverse changes of 25% and 50% in equity market prices would result in a corresponding decline in the total fair value of these investments of approximately $2 million and $3.5 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 requires any gain or loss on extinguishments of debt to be classified as income or loss from continuing operations, rather than as an extraordinary item. We adopted SFAS No. 145 effective January 1, 2003 and, accordingly, we will reclassify the extraordinary item resulting from the extinguishment of our Senior Notes in 2000 to other expense for all comparative figures presented. The adoption of SFAS No. 145 will have no impact on our net results of operations.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should be measured initially at fair value. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Effective January 1, 2003, we will account for any exit costs or disposal activities in accordance with SFAS No. 146.

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The disclosure requirements are effective for fiscal years ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued after December 31, 2002. We have adopted the disclosure requirements of FIN No. 45 effective December31, 2002, and will adopt the recognition and measurement provisions for guarantees issued after December 31, 2002.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. We have elected to continue to use the intrinsic value based method under the provisions of APB No. 25, "Accounting for Stock Issued to Employees", and have adopted the required disclosures of SFAS No. 148 effective December 31, 2002.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this MD&A contain information that is not historical, these statements are essentially forward-looking. As such, these statements are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC, including the risks set forth in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and securities commissions or other securities regulatory authorities in Canada.

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP.

PROFILE

        We are a full-service pharmaceutical company, engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas.

        Our primary business strategy is to support the commercialization of our product development pipeline by expanding our sales and marketing presence in the United States and Canada. We intend to complement our product pipeline by acquiring established pharmaceutical products, in-licensing products in early stages of development and entering into product development collaborations with third parties.

        We have research and development, clinical testing, manufacturing, sales and marketing operations in the United States, Canada, Barbados and Puerto Rico, and a research facility in Ireland.

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in U.S. dollars)

OVERVIEW

        We continue to make significant progress in terms of product approvals. In February 2003, we received U.S. Food and Drug Administration ("FDA") approval for Cardizem® LA, a graded extended-release formulation of diltiazem hydrochloride ("HCl"), for the treatment of hypertension. We launched Cardizem® LA in April 2003 in collaboration with our co-promotion partner, Reliant Pharmaceuticals LLC ("Reliant"). Reliant brings additional experienced sales representatives to the marketing of Cardizem® LA, as well as our Zovirax, Teveten®, Cedax and Rondec products. We also received FDA approval for Zovirax Cream in January 2003 and for Teveten® HCT in February 2003. During 2002, we received tentative FDA approval for a FlashDose® formulation of zolpidem for the treatment of insomnia. In the United States, zolpidem is sold under the brand name Ambien. In August 2002, GlaxoSmithKline plc ("GSK") filed a New Drug Application ("NDA") for our once-daily formulation of bupropion HCl, for the treatment of depression. GSK has applied for the trade name Wellbutrin XL. In 2001, we licensed our once-daily formulation of bupropion HCl to GSK and have been collaborating with them to seek regulatory approval of Wellbutrin XL. When, and if, FDA approval is received, we will manufacture and supply Wellbutrin XL to GSK for a share of the revenue generated by future sales of the product.

        We also continue to pursue strategic business acquisitions and investments. During 2002, we extended our marketing agreement with GSK for Zovirax Ointment and Zovirax Cream from ten years to twenty years and we acquired the Canadian rights to GSK's Wellbutrin® SR and Zyban®, as well as the right to market our once-daily formulation of bupropion HCl under the Wellbutrin® XL trade name in Canada when, and if, regulatory approval is received. We also acquired the rights to Vasotec®, Vaseretic®, Teveten® and Teveten® HCT in the United States. We have begun development programs that will allow us to further exploit these brands. In December 2002, we acquired three private development companies — Pharma Pass LLC, Pharma Pass S.A. (collectively, "Pharma Pass") and Pharmaceutical Technologies Corporation ("Pharma Tech"). We believe that the products and technologies we acquired through these acquisitions will create substantial value for us in the future. During 2002, we made minority equity investments in Ethypharm S.A. ("Ethypharm") and DepoMed, Inc. ("DepoMed") and we obtained the rights to market a number of products under development by these companies.

CHANGES IN ACCOUNTING POLICIES

        We have adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1581, "Business Combinations", and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under CICA Handbook Section 1581, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under CICA Handbook Section 3062, which we adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        Effective January 1, 2002, we identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of our remaining intangible assets. As a result, we reclassified the $5.7 million net carrying amount of workforce related intangible assets, together with the related future tax liability of $2.4 million, to goodwill and determined that the useful lives of our remaining intangible assets were appropriate and consistent with those useful lives identified as at December 31, 2001. Our results for 2001 and 2000 included $6.4 million ($0.04 basic and diluted earnings per share) and $2.3 million ($0.02 basic earnings per share and $0.01 diluted earnings per share), respectively, of goodwill and workforce related amortization, net of tax.

        Effective January 1, 2002, we adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". CICA Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and generally applies to awards granted on or after January 1, 2002. Under the provisions of CICA Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value. We recognize employee stock-based compensation costs under the intrinsic value-based method and we have provided pro forma disclosure of net income attributable to common shareholders and earnings per share as if the fair value-based method had been applied. The adoption of CICA Handbook Section 3870 as of January 1, 2002 did not have any impact on our results of operations, financial position or cash flows.

CRITICAL ACCOUNTING POLICIES

        We prepare our consolidated financial statements in accordance with Canadian GAAP, applied on a consistent basis. Our critical accounting policies relate to the use of estimates, the impact of product returns, recalls, rebates and chargebacks on revenue recognition, the recording of research and development expenses, the useful lives of intangible assets, the evaluation of goodwill, the hedge effectiveness of derivative financial instruments and the realizability of future tax assets.

        In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We review our estimates to ensure that our estimates appropriately reflect changes in our business and new information as it becomes available. Actual results may materially differ from these estimates under different assumptions or conditions. Significant estimates we make include allowances for accounts receivable and inventories, reserves for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets and investments for impairment, the realizability of future tax assets and the allocation of the purchase price of acquired assets and businesses. A significant change in these estimates could have a material impact on our results of operations.

        We recognize product sales revenue when the product is shipped to the customer provided that we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of reserves for estimated product returns, recalls, rebates and chargebacks. These reserves are established in the same period in which the related product sales are recorded and are based on estimates of the proportion of product sales subject to return, recall, rebate or chargeback. A significant change in these estimates could have a material impact on our results of operations.

        We expense research costs in the period in which they are incurred and we expense development costs in the period in which they are incurred unless they meet the criteria for deferral. At December 31, 2002, we had not deferred any development costs. The costs of assets that are purchased from others for a particular research and development project, that have not reached technological feasibility and that have no alternative future use are deferred and amortized over their estimated useful lives ranging from five years to fifteen years. We may pursue product or business acquisitions that could result in the amortization of acquired research and development costs, which could have a material non-cash impact on our results of operations.

        Intangible assets acquired through business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based on the consideration paid. Our intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from eight years to twenty years. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

        Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. We evaluate goodwill annually for impairment. An impairment of goodwill could have a material impact on our results of operations.

        We manage our exposure to interest rate risks through the use of derivative financial instruments. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we entered into the derivative contracts, we designated the derivative financial instruments as a hedge of an identified portion of a recognized long-term obligation. A discontinuance of hedge accounting could have a material impact on our results of operations.

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

ACQUISITIONS

        In December 2002, we acquired Pharma Pass for $178.7 million. Pharma Pass is a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including us, in the United States and Europe. On the completion of the development of our products, we had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of fifteen years from the date of launch of each product. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Pharma Pass and us. The acquisition of Pharma Pass resulted in a deferral of acquired research and development costs of $107.2 million related to approximately twenty product development projects that were in various stages of completion but that had not yet received regulatory approval. We obtained interests in certain licensed products including Tricor (fenofibrate) and a participating interest in the gross profit on sales by a third party of a bioequivalent version of Prilosec (omeprazole). We also obtained Pharma Pass's Zero Order Release System, a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule, and its oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon.

        In December 2002, we acquired Pharma Tech for $22.6 million. Pharma Tech is a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including us, to conduct the contract research and development services. We provided contract research and advisory services consistent with the contractual relationships we had with other third parties. On the completion of the development of our products, we had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of ten years from the date of launch of each product. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Pharma Tech and us. We had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech. The acquisition of Pharma Tech resulted in a deferral of acquired research and development costs of $17.5 million related to a number of product development projects that were in various stages of completion but that had not yet received FDA approval. We also deferred acquired research and development costs of $43.1 million related to the termination of the development by Pharma Tech of one of its products under development and any royalty obligation we may have had to Pharma Tech based on future sales of the product when, and if, approved by the FDA. We are continuing the development program for this product.

        In December 2002, we acquired from GSK the rights to Wellbutrin® SR and Zyban® in Canada, as well as the rights to market our once-daily formulation of bupropion HCl in Canada under the trade name Wellbutrin® XL when, and if, regulatory approval is received, for $72.0 million. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation.

        In May 2002, we acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® and Vaseretic® in the United States for $245.3 million. Vasotec® is a leading angiotensin converting enzyme inhibitor indicated for hypertension and symptomatic congestive heart failure and Vaseretic® is a fixed-dose combination of Vasotec® and a diuretic. We are developing a once-daily formulation of Vasotec® and a fixed-dose combination of Vasotec® with diltiazem HCl to capitalize on the value of the acquired brand name.

        In March 2002, we acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® and Teveten® HCT in the United States for $94.3 million. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications and Teveten® HCT is a combination of Teveten® and a diuretic. We relaunched Teveten® in June 2002 and launched Teveten® HCT in February 2003 following receipt of FDA approval.

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights to Zovirax Ointment and Zovirax Cream in the United States for $133.4 million. Zovirax is an anti-viral topical product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores. In December 2002, we agreed to pay GSK $40 million to extend the term of the Zovirax agreement from ten years to twenty years. We also agreed to pay GSK an aggregate amount of $45 million, over four years beginning in 2004, to amend several terms of the original Zovirax distribution agreement. We received FDA approval for Zovirax Cream in January 2003 and we intend to launch the product in mid-2003.

        In December 2000, we completed the acquisition of Intelligent Polymers Limited ("Intelligent Polymers") for total consideration of $204.9 million. Intelligent Polymers was formed to fund the development of once-daily, controlled-release branded products for chronic disease states, such as anxiety, depression, pain management and diabetes. Prior to September 29, 2000, we were developing the products on behalf of Intelligent Polymers pursuant to a development and license agreement. The acquisition of Intelligent Polymers resulted in a deferral of acquired research and development costs of $208.4 million. An NDA has been filed by GSK for one of the products under development (bupropion HCl), two other products (tramadol and metformin) are now in Phase III clinical trials, and the development of another product (buspirone) was discontinued in March 2003.

        In December 2000, we acquired the North American rights to Cardizem® from Aventis for total consideration of $409.5 million. Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We are capitalizing on the competitive advantage of the Cardizem® brand name by attaching it to our improved once-daily graded extended-release formulation — Cardizem® LA.

        In October 2000, we acquired DJ Pharma, Inc. ("DJ Pharma"), a pharmaceutical sales and marketing company located in the United States, for total consideration of $165.1 million plus the assumption of $34.2 million of debt. As a result of this acquisition, we obtained the rights to DJ Pharma's portfolio of products, as well as a trained workforce and infrastructure. The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company because, prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. The acquisition of DJ Pharma enhanced the value of our product pipeline through the ability to market directly to physicians, and provided an infrastructure on which we are building to meet the marketing needs of our increasing portfolio of products.

RESULTS OF OPERATIONS

        Total revenue was $788.0 million in 2002 compared to $583.3 million in 2001 and $311.5 million in 2000. Total revenue increased by 35% in 2002 compared to 2001 and by 87% in 2001 compared to 2000. Net income attributable to common shareholders was $207.6 million, $85.6 million and $81.2 million in 2002, 2001 and 2000, respectively. Diluted earnings per share were $1.29 in 2002 and $0.57 in both 2001 and 2000.

        We utilize a measure of net income attributable to common shareholders and diluted earnings per share that excludes certain items. This measure is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing our operating performance. We understand that many of our investors prefer to analyze our results based on this measure, as it is consistent with industry practice. The items were excluded because they were considered to be of a non-operational nature in the applicable year. The excluded items are also disclosed to give investors the ability to further analyze our results. Investors should consider this non-GAAP measure in the context of our Canadian GAAP results. The following table reconciles, for each year indicated, our net income attributable to common shareholders in accordance with Canadian GAAP with our net income attributable to common shareholders excluding certain items, and displays our diluted earnings per share and diluted earnings per share excluding certain items.

	Years ended December 31
(In 000s, except per share data)
	2002	2001	2000
Net income attributable to common shareholders	$207,553	$85,553	$81,163

Add certain items
Write-down of assets, net of tax	31,944	48,246	—
Debt conversion premiums	—	10,001	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	—	20,039

Net income attributable to common shareholders excluding certain items	$239,497	$143,800	$101,202

Diluted earnings per share	$1.29	$0.57	$0.57

Diluted earnings per share excluding certain items	$1.49	$0.95	$0.71

        Net income attributable to common shareholders excluding certain items was $239.5 million, $143.8 million and $101.2 million in 2002, 2001 and 2000, respectively. Diluted earnings per share excluding certain items were

$1.49, $0.95 and $0.71 in 2002, 2001 and 2000, respectively. Net income attributable to common shareholders excluding certain items and diluted earnings per share excluding certain items increased by 67% and 57%, respectively, for 2002 compared to 2001, and by 42% and 34%, respectively, for 2001 compared to 2000. For 2002, the item excluded was a write-down of assets of $31.9 million primarily related to the write off of the Adalat product rights and corresponding long-term obligation as a result of a settlement reached between the U.S. Federal Trade Commission ("FTC"), Elan Corporation, plc ("Elan") and us regarding the introduction of bioequivalent versions of Adalat CC. For 2001, the items excluded consist of a write-down of assets of $48.2 million, net of tax of $32.2 million, primarily related to the Keftab and Dura-Vent product rights and debt conversion premiums of $10.0 million related to the surrender and redemption of our 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures"). For 2000, the item excluded was a premium of $20.0 million paid to extinguish our 10 7/8% U.S. Dollar Senior Notes due November 15, 2005 ("Senior Notes").

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, and the co-promotion of pharmaceutical products, as well as from royalties and license fees. Product sales include sales of products developed and manufactured by us for distribution by our licensees and direct marketing to physicians in the United States and Canada of proprietary and in-licensed products. Research and development revenue relates to product development activity in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are earned on sales of co-promoted products developed by other companies. Royalties primarily arise on sales of the products we developed or acquired and from our interests in certain licensed products of Pharma Pass. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year. Revenue for 2001 and 2000 reflects the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in 2002.

							Percentage Change
	Years ended December 31
(In 000s)							2001 to 2002	2000 to 2001
	2002		2001		2000
Product sales	645,986	82%	521,154	89%	217,004	70%	24%	140%
Research and development	28,425	4	14,596	3	69,121	22	95	(79)
Co-promotion, royalty and licensing	113,614	14	47,513	8	25,332	8	139	88

	788,025	100%	583,263	100%	311,457	100%	35	87

Product sales

        Product sales were $646.0 million in 2002 compared to $521.2 million in 2001 and $217.0 million in 2000. Product sales comprised 82% of total revenue in 2002 compared to 89% in 2001 and 70% in 2000. The following table displays the approximate percentage of each product category to total product sales.

Product category	2002	2001	2000
Tiazac®	15%	20%	40%
Cardizem®	25	35	—
Bioequivalent	30	30	40
All other	30	15	20

	100%	100%	100%

        In August 2002, we received final approval by the FDA for our 90mg bioequivalent version of Adalat CC (once-daily nifedipine). Our marketing partner, Teva Pharmaceuticals USA, Inc., immediately launched this product in the United States.

        Product sales increased by 24% in 2002 compared to 2001 mainly due to the continuing strong performance of Tiazac® and Cardizem®, combined with the contribution from Zovirax Ointment, Teveten®, Vasotec®, Vaseretic® and our 90mg bioequivalent version of Adalat CC.

        Product sales increased by 140% in 2001 compared to 2000 mainly due to the additions of Cardizem® and DJ Pharma's product portfolio. Product sales growth also came from a higher contribution from bioequivalent products, reflecting the 2001 launch of our 30mg bioequivalent version of Procardia XL and the late 2000 launches of our 60mg bioequivalent versions of Procardia XL and Adalat CC.

        Our product sales and gross margins for 2002 and 2001 were adversely impacted by lost sales and costs associated with the voluntary recall of Keftab tablets, which was initiated by Eli Lilly & Company ("Lilly") in March 2001 because of undefined problems Lilly had with the product's stability. Lilly manufactured and supplied the product to us for marketing in the United States. In March 2003, we successfully settled our legal action against Lilly regarding the recall of Keftab.

        We expect our product sales to increase in 2003 compared to 2002 due to the contribution from the products we acquired in 2002, the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during 2003 and the anticipated launch of Wellbutrin XL in the second half of 2003 when, and if, approved by the FDA.

Research and development

        Research and development activities generated revenue of $28.4 million in 2002 compared to $14.6 million in 2001 and $69.1 million in 2000. Research and development activities comprised 4% of total revenue in 2002 compared to 3% in 2001 and 22% in 2000.

        In the ordinary course of business we enter into research and development collaborations with third parties whereby we provide contract research, formulation development and other services to those third parties. We are typically compensated through a combination of fees for service, milestone payments, royalties from future sales of the products and/or co-promotion revenue.

        Research and development revenue increased by 95% in 2002 compared to 2001 mainly due to the inclusion of revenue associated with the development of Wellbutrin XL in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL, resulting in GSK's filing of an NDA for the product in August 2002.

        Research and development revenue declined by 78% in 2001 compared to 2000, as we did not earn any revenue from Intelligent Polymers after September 29, 2000. We earned revenue of $55.2 million from Intelligent Polymers for the period ended September 29, 2000.

        In the years presented, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

        In 2003, we expect research and development revenue to decline compared to 2002 mainly due to the completion of the development of Wellbutrin XL.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $113.6 million, $47.5 million and $25.3 million in 2002, 2001 and 2000, respectively. Co-promotion, royalty and licensing revenue comprised 14% of total revenue in 2002 and 8% in both 2001 and 2000.

        Co-promotion, royalty and licensing revenue increased by 139% in 2002 compared to 2001 and by 88% in 2001 compared to 2000. In 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States and the co-promotion of H. Lundbeck A/S' Celexa in Canada. During 2002, we received four quarterly increments of $10 million each under the Wellbutrin SR co-promotion agreement with GSK. We earned the last quarterly increment of $10 million in the first quarter of 2003. The receipt of each of the quarterly increments was dependent on our performing prescribed detailing activity during each quarter and the amount was determined based on a percentage of net sales of Wellbutrin SR in the United States during each quarter. In 2001 and 2000, co-promotion revenue was related entirely to the co-promotion of Celexa.

        Royalty revenue increased in 2002 compared to 2001 due to the contribution from our interest in the gross profit on sales of a bioequivalent version of Prilosec. Royalty revenue increased in 2001 compared to 2000 due to higher Tiazac® sales by our marketing partner, Forest Laboratories Inc., and the inclusion of a royalty associated with sales of bioequivalent versions of Cardizem® by third parties.

        We expect the level of co-promotion, royalty and licensing revenue in 2003 to be higher than in 2002 due to the contribution from our interest in the gross profit on sales of a bioequivalent version of Prilosec, partly offset by the loss of revenue following the conclusion of our co-promotion of Wellbutrin SR in the United States.

OPERATING EXPENSES

        The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year. Prior to 2001, we included amortization expense as a component of cost of goods sold, research and development expenses and selling, general and administrative expenses. In 2001, amortization increased substantially due to the additions made to intangible assets and acquisitions of businesses and consequently we decided to present amortization as an individual line item within operating expenses. Operating expenses for 2000 reflect the reclassification of amortization to conform to the presentation adopted in 2001.

							Percentage Change
	Years ended December 31
(In 000s)							2001 to 2002	2000 to 2001
	2002		2001		2000
Cost of goods sold	164,706	21%	125,995	21%	67,980	22%	31%	85%
Research and development	52,150	7	51,017	9	51,709	17	2	(1)
Selling, general and administrative	165,697	21	111,362	19	59,317	19	49	88
Amortization	125,849	16	98,097	17	16,228	5	28	504

	508,402	65%	386,471	66%	195,234	63%	32	98

Cost of goods sold and gross margins

        Cost of goods sold was $164.7 million in 2002 compared to $126.0 million in 2001 and $68.0 million in 2000. Cost of goods sold includes royalties on product sales payable to third party licensors that owned and/or developed the products. Costs of goods sold increased by 31% in 2002 compared to 2001 and by 85% in 2001 compared to 2000. The year over year increases in cost of goods sold were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of certain existing products.

        Gross margins based on product sales were 75%, 76% and 69% in 2002, 2001 and 2000, respectively. Gross margins are impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The gross margin in 2002 was affected by a lower proportion of higher margin Cardizem® sales in the overall product mix and the additions of Zovirax Ointment and Teveten® sales, which had lower margins relative to other of our products, offset by the inclusion of Vasotec® and Vaseretic® sales, which generated higher margins relative to other of our products. The increase in gross margin in 2001 compared to 2000 reflected the impact of the higher margin earned on Cardizem® relative to other of our products.

        We expect gross margins on product sales in 2003 to be comparable to 2002.

Research and development

        Research and development expenses were $52.2 million in 2002 compared to $51.0 million in 2001 and $51.7 million in 2000. As a percentage of total revenue, research and development costs declined to 7% in 2002 compared to 9% in 2001 and 17% in 2000.

        In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. These collaborations target our therapeutic areas of focus — cardiovascular (including Type II diabetes), central nervous system, pain management and niche opportunities. These third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development. The developers may utilize their own technology and, in other cases, we will allow access to our technology for the formulation and development of the products. In some cases, we have an ownership interest or an option to take an ownership position in the developer. In no case are we responsible for any of the developers' third party liabilities, nor have we guaranteed any debts, nor are we required under any circumstances to exercise any of our options.

        Research and development expenses reflect direct spending on the development of branded and bioequivalent products utilizing advanced oral drug delivery technologies. We completed a Phase III clinical trial to support the submission of a supplemental NDA for an angina indication for Cardizem® LA. The results of this clinical trial were favourable and we expect to file the supplemental NDA for Cardizem® LA in mid-2003. In addition, we have completed, or are in the process of completing, a number of comparative Phase IV studies involving Cardizem® LA. We are developing a once-daily formulation of Vasotec® and we are also working on a fixed-dose combination of Vasotec® with diltiazem HCl. Two ongoing Phase III trials are progressing to support an NDA submission for our once-daily formulation of tramadol, for the signs and symptoms of osteoarthritis. We expect to file an NDA for tramadol in the second half of 2003. One Phase III clinical trial has been successfully completed on our once-daily formulation of metformin, for the treatment of Type II diabetes, through a collaborative effort with DepoMed, and a second Phase III clinical trial is in progress. We expect to file an NDA for metformin in the first half of 2004. We have evaluated the results of a Phase III clinical trial involving buspirone, for the treatment of depression, and have decided to discontinue the development of this product in light of the unsatisfactory results from this trial.

        A number of other research and development activities are ongoing, including feasibility studies, formulation development and optimization, formulation scale-up and clinical studies. We are also working on the development of enhanced formulations of a number of disclosed compounds (fenofibrate, simvastatin, paroxetine, venlafaxine, sumatriptan and acyclovir), as well as a number of undisclosed compounds.

        We expect research and development expenses to increase significantly in 2003 compared to 2002 due to an expected increase in clinical activity.

Selling, general and administrative

        Selling, general and administrative expenses were $165.7 million, $111.4 million and $59.3 million in 2002, 2001 and 2000, respectively. Selling, general and administrative expenses were 21% of total revenue in 2002 compared to 19% in both 2001 and 2000.

        During 2002, our sales capability in the United States was significantly increased. Our U.S. sales organization more than doubled in size as we added sales and marketing management and regional and district sales management and hired over 200 sales representatives across the country. We devoted considerable attention and resources to increasing our sales force capabilities by adhering to specific selection criteria during the hiring process and by locating new sales representatives in territories with high prescribing physicians. In addition, in November 2002 we entered into a co-promotion agreement with Reliant. Reliant's sales force has experience detailing cardiovascular products across the United States, has established relationships with high prescribing physicians and will be working in tandem with our existing sales force. We benefited from this approach to building our sales organization when we relaunched Teveten® in June 2002. After promoting Teveten® for six months, in collaboration with Reliant for the final three months of 2002, we saw December prescriptions increase substantially over June prescription levels.

        Selling, general and administrative expenses increased by 49% in 2002 compared to 2001 mainly due to the expansion of our sales organization in the United States and the incremental sales and marketing costs associated with Zovirax Ointment and Teveten®, as well as costs associated with the co-promotion of Wellbutrin SR in the United States. We recorded Teveten® sales and marketing costs net of a related marketing allowance of $10 million paid by Solvay in 2002. In addition, we have expensed a portion of the costs associated with the development of the Cardizem® LA promotional program. In 2002, selling, general and administrative expenses also include fees payable to Reliant related to the co-promotion of Teveten® and Cedax during the fourth quarter of 2002.

        Selling, general and administrative expenses increased by 88% in 2001 compared to 2000, mainly due to the inclusion of our U.S. sales organization in our results for a full year. In addition, with the acquisition of Cardizem® the level of sales and marketing activity increased in both the United States and Canada.

        We expect selling, general and administrative expenses to increase as a percentage of total revenue in 2003 compared to 2002 due to the costs associated with the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during 2003.

Amortization

        Amortization expense was $125.8 million, $98.1 million and $16.2 million in 2002, 2001 and 2000, respectively. Amortization expense was 16% of total revenue in 2002 compared to 17% in 2001 and 5% in 2000.

        The increase in amortization expense in 2002 compared to 2001 reflected the incremental amortization associated with the acquisitions of the rights to Zovirax, Teveten®, Vasotec® and Vaseretic®, and Wellbutrin® and Zyban® in Canada, as well as the amortization of our interest in the gross profit on sales of a bioequivalent version of Prilosec. In 2002, amortization expense was reduced by the elimination of goodwill and workforce related amortization as a result of the adoption of CICA Handbook Section 3062.

        The increase in amortization expense between 2001 and 2000 reflected the amortization of acquired research and development associated with the acquisition of Intelligent Polymers, the amortization of product rights and goodwill associated with the acquisition of DJ Pharma and the amortization of the Cardizem® brand name.

        We expect that amortization expense will increase in 2003 compared to 2002 due to a full year of amortization related to the intangible assets acquired during 2002.

Write-down of assets

        In 2002, we recorded a $31.9 million non-cash charge primarily related to the write-down of the following assets:

        As a result of a settlement reached with the FTC regarding the introduction of bioequivalent versions of Adalat CC, we agreed with Elan to terminate our agreements related to the licensing and supply of Elan's 30mg and 60mg bioequivalent versions of Adalat CC. The FTC consent order effectively nullifies our long-term obligation to make minimum license payments to Elan under the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC. We have been in negotiations to have Elan reacquire the rights to its bioequivalent versions of Adalat CC that had previously been sold to us. As there has been no meaningful progress in these negotiations, and as we are unable to ascertain the eventual outcome of these negotiations, in December 2002 we determined that we should write off the net book value of the Adalat product rights, net of the corresponding long-term obligation to Elan. We recorded a related non-cash charge of $22.4 million. We are considering whether or not to pursue litigation against Elan to obtain fair compensation for the loss of these products. Elan is required to continue to supply us with its 30mg bioequivalent version of Adalat CC until May 31, 2003.

        In 2002, we also recorded other non-cash asset write-downs of $9.5 million, primarily related to an unrealized holding loss on our investment in DepoMed.

        In 2001, we recorded an $80.5 million non-cash charge related to the write-down of the following assets:

        At December 31, 2001, Lilly had not resolved the manufacturing problems associated with Keftab that arose in March 2001. The supply interruption had resulted in a deterioration of customer awareness of the product, which would have required substantial promotional efforts to restore if the product were to be relaunched. Due to these conditions that existed at December 31, 2001, we determined that the Keftab product right had been permanently impaired and should be written down to its estimated recoverable value of $10 million. We recorded a related non-cash charge of $54.6 million.

        We believed Lilly was responsible for manufacturing and supplying commercially acceptable products to us, as well as for the cost of the recall. In this regard, we commenced a legal action against Lilly in which we were seeking damages as a result of Lilly's voluntary recall of Keftab. In March 2003, we settled our legal action with, and received compensation from, Lilly for the recoverable value of the Keftab intangible asset, the cost of the Keftab inventory that was destroyed, the lost margin on sales of Keftab and the expenses incurred with respect to the Keftab recall. In the first quarter of 2003, we recorded an aggregate net recovery from the settlement of the Lilly action, together with the settlement of an unrelated action against Mylan Pharmaceuticals, Inc., of $24.8 million plus interest.

        In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, we experienced supply interruptions resulting from manufacturing issues associated with our remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to us by a third party. These supply interruptions caused our revenues and gross margins for the remaining Dura-Vent products to significantly deteriorate. We evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written off. We recorded a related non-cash charge of $19.0 million.

        In 2001, we also recorded other non-cash asset write-downs of $6.9 million, primarily related to an intangible asset associated with the acquisition of Intelligent Polymers.

OPERATING INCOME

        Operating income was $247.7 million, $116.3 million and $116.2 million in 2002, 2001 and 2000, respectively. Operating income excluding write-down of assets was $279.6 million in 2002 and $196.8 million in 2001. Operating income excluding write-down of assets increased by 42% in 2002 compared to 2001 and by 69% in 2001 compared to 2000. As a percentage of total revenue, operating income excluding write-down of assets was 35% in 2002 compared to 34% in 2001 and 37% in 2000.

        The increase in operating income excluding write-down of assets in 2002 compared to 2001 was mainly due to the additions of Zovirax, Teveten®, Vasotec®, Vaseretic® and our 90mg bioequivalent version of Adalat CC product sales. Also contributing to the increase was the inclusion of Wellbutrin SR co-promotion revenue and our interest in the gross profit on sales of a bioequivalent version of Prilosec, combined with a reduction in research and development expenses as a percentage of total revenue. Operating income excluding write-down of assets was reduced by an offsetting increase in cost of goods sold and sales and marketing costs, as well as expenses related to the expansion of our U.S. sales organization and incremental amortization expense related to additions to intangible assets.

        The increase in operating income excluding write-down of assets in 2001 compared to 2000 was mainly due to the additions of Cardizem® and DJ Pharma's product portfolio. Operating income excluding write-down of assets in 2001 was reduced by an offsetting increase in cost of goods sold and sales and marketing costs, as well as expenses related to the inclusion of our U.S. sales organization and incremental amortization expense related to new products and acquired research and development.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $3.6 million, $2.7 million and $23.7 million in 2002, 2001 and 2000, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities. Higher interest income in 2000 reflected a larger average investment portfolio following our concurrent offering of common shares and Debentures in March 2000, and prior to our acquisitions of Intelligent Polymers, Cardizem® and DJ Pharma.

        Interest expense was $32.0 million, $21.1 million and $4.6 million in 2002, 2001 and 2000, respectively. In 2002, interest expense was primarily related to our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") issued in March 2002. During 2002, we entered into interest rate swap contracts of aggregate $200 million notional amount, which are designated as a hedge of one-half of our Notes. The contracts involve the receipt of fixed rate amounts in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to the contracts are recorded as an adjustment to interest expense. Interest expense also included interest on advances under our credit facility and the amortization of the discounts on the Adalat and Vasotec® obligations. The non-cash amortization of these discounts amounted to $5.3 million.

        Prior to March 2000, interest expense was primarily related to our Senior Notes. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and Debentures and, accordingly, interest expense from this time primarily related to our Debentures until their surrender and redemption during the second half of 2001. In 2001 and 2000, interest on our Debentures was deducted from net income to determine net income attributable to common shareholders. In addition, interest expense in 2001 reflected interest on advances under our credit facility and the amortization of the discounts on the Adalat and Cardizem® obligations. The non-cash amortization of these discounts amounted to $11.0 million.

Premium paid on early extinguishment of Senior Notes

        In 2000, we paid total consideration of $141.0 million to repurchase our Senior Notes, of which $16.0 million was an inducement premium to the holders. In addition, we wrote of the unamortized deferred financing costs related to our Senior Notes.

Provision for or recovery of income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for current income taxes of $21.5 million, $13.8 million and $5.6 million in 2002, 2001 and 2000, respectively. The low effective tax rate was mainly due to a substantial portion of our income being derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. In addition, our effective tax rate was affected by the low profitability of our operations in the United States due to the expansion of our sales organization in advance of the launch of Cardizem® LA and sales and marketing expenses related to products launched during 2002. We recorded recoveries of future income taxes of $9.8 million and $39.8 million in 2002 and 2001, respectively, and a provision for future income taxes of $0.2 million in 2000. The recoveries of future income taxes recorded in 2002 and 2001 related to the reversal of temporary differences and the write-down of assets in the United States.

        Our future effective tax rate will depend on the relative profitability of our domestic and foreign operations, the statutory tax rates of the related tax jurisdictions, and the timing of the release, if any, of the valuation allowance. In 2003, we expect our effective tax rate to reflect the anticipated low profitability of our operations in the United States due to launch costs and sales and marketing activities related to products to be launched during 2003.

Interest on Debentures

        The value of our Debentures comprised a holder conversion option and interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time our Debentures were issued, with the residual amount ascribed to the holder conversion option. The present value of the interest and principal components was being accreted to the face value of the payments over the three-year period preceding the first redemption date of March 31, 2003.

        Interest on our Debentures was comprised of interest expense of $14.9 million and $15.8 million in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13.5 million and $12.5 million in 2001 and 2000, respectively.

Debt conversion premiums

        In 2001, we recorded a debt conversion premium of $23.7 million on the surrender of $173.8 million aggregate principal amount of our outstanding Debentures. The premium represented the market value of the additional common shares issued in excess of the number of common shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing our Debentures. The premium was recorded as follows: the portion related to the interest and principal components of our Debentures as a $6.2 million deduction from net income for the determination of net income attributable to common shareholders and the portion related to the holder conversion option as a $17.5 million charge to retained earnings.

        We recorded an additional debt conversion premium of $11.2 million on the remaining $126.1 million aggregate face value of our outstanding Debentures that had been called for redemption in November 2001. The premium represented the aggregate amount of interest that would have been paid on our Debentures from the redemption date to March 31, 2003. The premium was recorded as follows: the portion related to the interest and principal components of our Debentures as a $3.8 million deduction from net income for the determination of net income attributable to common shareholders and the portion related to the holder conversion option as a $7.4 million charge to retained earnings.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We utilize a measure of EBITDA that excludes certain items. The items were excluded because they were considered to be of a non-operational nature in the applicable year. We disclose this measure of EBITDA because we understand that certain investors use it as an indicator of a company's ability to meet debt service and capital expenditure requirements. This measure should not be considered in isolation or as a substitute for operating income, or as an indicator of our operating performance, or compared to cash flows from operating activities as a measure of liquidity. The following table displays the calculation of EBITDA and reconciles EBITDA with EBITDA excluding certain items.

	Years ended December 31
(In 000s)
	2002	2001	2000
Net income	$207,553	$123,990	$109,453
Net interest expense (income)	28,397	18,318	(19,064)
Provision for (recovery of) income taxes	11,729	(25,998)	5,795
Depreciation and amortization	136,718	108,871	29,984

EBITDA	384,397	225,181	126,168

Write-down of assets	31,944	80,482	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	—	20,039

EBITDA excluding certain items	$416,341	$305,663	$146,207

        EBITDA excluding certain items was $416.3 million, $305.7 million and $146.2 million in 2002, 2001 and 2000, respectively. As a percentage of total revenue, EBITDA excluding certain items was 53% in 2002, 52% in 2001 and 47% in 2000.

        We disclose the ratio of EBITDA excluding certain items compared to interest expense because we understand that certain investors use it as an indicator of a company's ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA excluding certain items to interest expense was 13.0 times, 8.5 times and 7.2 times for 2002, 2001 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2002, we had cash and cash equivalents of $56.1 million compared to $434.9 million at December 31, 2001. We also maintain a revolving term credit facility, which may be used for general corporate purposes, including acquisitions. In June 2001, our credit facility was successfully syndicated and was increased from $300 million to $400 million. In July 2002, our credit facility was further increased from $400 million to $600 million and in December 2002 we renewed our credit facility for an additional one-year period. All other material terms and conditions are unchanged. At December 31, 2002, we were in compliance with all financial and non-financial covenants associated with our credit facility.

        Borrowings under our credit facility may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the quoted bank rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on our credit rating at the time of such borrowing. At December 31, 2002, our corporate credit ratings were BB+ with Standard & Poor's Rating Services ("S&P") and Ba3 with Moody's Investors Service. The effective rate of interest at December 31, 2002 was 3.74%. At December 31, 2002, we had advances of $110 million borrowed under our credit facility and we had a letter of credit with a balance of $93.2 million issued under our credit facility. The letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At December 31, 2002, we had a remaining balance of $396.8 million available to borrow under our credit facility. At March 31, 2003, we have repaid $100 million of the advances borrowed under our credit facility.

        Cash provided by operating activities was $334.1 million, $309.1 million and $113.1 million in 2002, 2001 and 2000, respectively. Net income, after adjustments for items not involving cash, was $376.0 million,

$287.8 million and $160.3 million in 2002, 2001 and 2000, respectively. Net changes in non-cash operating items used cash of $41.9 million and $47.2 million in 2002 and 2000, respectively, mainly due to increases in accounts receivable offset by increases in accounts payable and accrued liabilities. Net changes in non-cash operating items provided cash of $21.3 million in 2001, mainly due to increases in accrued liabilities and income taxes payable offset by an increase in inventories.

        Net cash used in investing activities was $792.5 million, $57.7 million and $574.8 million in 2002, 2001 and 2000, respectively. In 2002, we acquired the rights to Zovirax and Teveten® for $133.4 million and $94.3 million, respectively, and we paid initial instalments of $145.7 million to acquire Vasotec® and Vaseretic®, and $2.0 million to acquire Wellbutrin® and Zyban® in Canada. In 2001, we acquired other product rights for $27.4 million, offset by $15 million recovered as a reduction to the minimum license payments otherwise payable to Elan under the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC. In 2000, we acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million. Business acquisitions, net of cash acquired, totaled $240.6 million in 2002, comprising $178.7 million paid to acquire Pharma Pass, $43.1 million paid to terminate Pharma Tech's development of one of its products under development and any royalty obligation we may have had based on future sales of the product when, and if, approved by the FDA, and $18.8 million paid to acquire Pharma Tech. Business acquisitions, net of cash acquired, totaled $614.7 million in 2000, comprising $239.7 million for Cardizem®, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma and $9.8 million of additional consideration paid for Fuisz Technologies Ltd. ("Fuisz"). In 2002, we acquired long-term investments of $85.1 million including equity investments in Ethypharm, DepoMed and Procyon Biopharma Inc. of $67.8 million, $13.7 million and $2.5 million, respectively. We acquired long-term investments of $0.9 million and $2.5 million in 2001 and 2000, respectively. Additions to property, plant and equipment were $61.4 million, $44.4 million and $15.8 million in 2002, 2001 and 2000, respectively, and were primarily related to the expansion of our manufacturing facilities. In 2002, we advanced $30 million to Reliant under a secured credit facility established by us and certain of Reliant's existing lenders. The net activity in short-term investments provided cash of $65.9 million in 2000. During 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

        Net cash provided by financing activities was $79.5 million, $58.6 million and $409.0 million in 2002, 2001 and 2000, respectively. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $19.6 million, $29.2 million and $14.3 million in 2002, 2001 and 2000, respectively. Net proceeds from our equity offerings in November 2001 and March 2000 were $560.0 million and $95.3 million, respectively. We repurchased common shares on the open market, under our stock repurchase programs, for $503.1 million and $120.0 million in 2002 and 2001, respectively. We received proceeds of $112.8 million, $29.1 million and $6.0 million on the exercise of warrants in 2002, 2001 and 2000, respectively. In 2001, we made loans in an aggregate amount of $10.0 million to certain executive officers under our Executive Stock Purchase Plan. In 2002, we received net proceeds of $384.3 million on the issue of our Notes. In 2002, we borrowed $110 million under our credit facility and paid $2.1 million of additional financing costs related to the increase in our credit facility from $400 million to $600 million. In 2001, we made repayments of $210 million under our credit facility and paid $1.3 million of additional financing costs related to the increase in our credit facility from $300 million to $400 million. In 2000, we borrowed $210 million from our credit facility and paid $3 million of arrangement fees. In 2002, we repaid $34.5 million of the Vasotec® obligation and $7.5 million of the Adalat obligation. In 2001, we repaid $193.4 million of other long-term obligations, including the $170 million Cardizem® obligation and $22.9 million of the Adalat obligation. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 2001 and 2000, we paid interest on our Debentures of $13.6 million and $15.8 million, respectively, and in 2001 we paid

$11.3 million to redeem our Debentures. In 2000, we received net proceeds of $288.8 million from the issue of our Debentures and we repurchased our Senior Notes for $141.0 million.

        Overall, our cash and cash equivalents decreased by $378.8 million and $52.9 million in 2002 and 2000, respectively, and increased by $309.7 million in 2001.

        In 2002, non-cash investing and financing activities included a $99.6 million discounted obligation related to the acquisition of Vasotec® and Vaseretic®, an $80.7 million discounted obligation related to the amendments to the terms of the Zovirax distribution agreement, and a $70.0 million discounted obligation related to the acquisition of Wellbutrin® and Zyban® in Canada. In 2001, non-cash investing and financing activities included the issuance of common shares valued at $316.0 million on the surrender and redemption of our Debentures. In 2000, non-cash investing and financing activities included a $161.8 million discounted obligation related to the acquisition of Cardizem® and a $58.1 million discounted obligation related to the acquisition of the Adalat product rights.

Obligations and other matters

        At December 31, 2002, we had total long-term obligations of $747.4 million, including the current portion thereof, consisting of the carrying value of our Notes of $412.6 million, borrowings under our credit facility of $110 million, the Zovirax obligation of $80.7 million, the Wellbutrin® obligation of $70.0 million, the Vasotec® obligation of $67.9 million and deferred compensation of $6.2 million. At March 31, 2003, we have paid $40 million of the Zovirax obligation to GSK.

        The following table summarizes our contractual obligations at December 31, 2002.

	Maturities by Period
(In 000s)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term obligations	$737,350	$122,590	$170,462	$25,507	$418,791
Operating lease obligations	22,475	6,667	10,655	4,046	1,107

Total contractual cash obligations	$759,825	$129,257	$181,117	$29,553	$419,898

        In addition, we agreed to make milestone payments under certain research and development collaborations. These milestone payments are generally contingent on receiving regulatory approval for the products under development. We also agreed to make certain contingent payments to GSK for Zovirax in the event of the termination of the Wellbutrin XL development agreement by either GSK or us.

        In November 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the SEC under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In November 2001, we issued 12,500,000 common shares for gross proceeds of $587.5 million under our base shelf prospectus. In addition, the underwriters exercised in full an over-allotment option, which was granted in connection with the offering, to purchase an additional 1,875,000 of our common shares from Eugene Melnyk, Chairman of the Board and Chief Executive Officer, for $88.1 million. We did not receive any of the proceeds from the sale of the additional common shares by Mr. Melnyk.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes under our base shelf prospectus. Interest on our Notes is payable semi-annually in arrears on April 1 and October 1 of each year. Our Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. At December 31, 2002, our Notes had a BB- credit rating with S&P.

        At any time on or after April 1, 2006, we may redeem all or any of our Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of our Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $424.4 million available under our base shelf prospectus to offer at our discretion. Our base shelf prospectus will expire in December 2003.

        In February 2002, by resolution of the Board of Directors we implemented a stock repurchase program pursuant to which we were able to repurchase up to 5% of our issued and outstanding common shares. In May 2002, the Board of Directors increased the amount to 10% of our issued and outstanding common shares. We repurchased an aggregate of 12,872,300 common shares under this program, through open market transactions on the New York Stock Exchange and Toronto Stock Exchange, at an average purchase price of $39.08 per share for total consideration of $503.1 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388.2 million, was charged to deficit. The program was terminated in July 2002.

        In April 2002, we acquired a 15% equity interest in Ethypharm and we have an option to purchase up to an additional 5% interest in Ethypharm. At April 30, 2003, we had not exercised our option. We also licensed the marketing rights to six products from Ethypharm for commercialization in the United States, Canada and Mexico. We are obligated to pay Ethypharm up to $61 million in milestone payments on the first regulatory approval of the products within the United States, Canada or Mexico, as well as royalties on the net sales of the products. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. At April 30, 2003, we had not made any milestone payments to Ethypharm.

        In July 2002, we acquired newly issued common shares (15% of the issued and outstanding common shares) of DepoMed and we have options to purchase up to an additional 5% interest in DepoMed. At April 30, 2003, we had not exercised any of our options. We also licensed from DepoMed the rights to manufacture and market a once-daily metformin product that is currently undergoing Phase III clinical trials.

        In November 2002, together with certain of Reliant's existing lenders, we established an $85 million secured credit facility in favour of Reliant. At December 31, 2002 and March 31, 2003, we had advanced $30 million to Reliant out of our total commitment to fund up to $40 million of the credit facility. The credit facility is available to Reliant for general corporate purposes. Interest is calculated daily on outstanding advances at U.S. prime rate plus a margin of 2%. Commencing March 31, 2005, the outstanding advances are repayable in instalments with the final instalment due on December 31, 2006.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements and investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives; however, there can be no assurance that, if required, we would be able to raise such capital on favourable terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal and, accordingly, we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. Our credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar BA. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our Zovirax, Vasotec® and Wellbutrin® long-term obligations are fixed and therefore not subject to interest rate risk.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swap contracts. In June 2002, we entered into three contracts of aggregate $200 million notional amount, which effectively modifies our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. At December 31, 2002, the marked-to-market value of the contracts was an unrecognized gain of $18.6 million in our favour.

        Based on our overall interest rate exposure at December 31, 2002, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. At December 31, 2002, we had investments without readily determinable market values of $72.4 million and investments with readily determinable market values at fair value of $6.9 million. Based on the carrying values of our investments with readily determinable market values at December 31, 2002, adverse changes of 25% and 50% in equity market prices would result in a corresponding decline in the total fair value of these investments of approximately $2 million and $3.5 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2001, the CICA issued Accounting Guideline ("AcG") 13, "Hedging Relationships". AcG-13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG-13 does not specify hedge-accounting methods. AcG-13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. In June 2002, the Emerging Issues Committee ("EIC") issued EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". EIC-128 establishes that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in net income.

        In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets". CICA Handbook Section 3063 establishes standards for the recognition, measurement and disclosure of impairments of long-lived assets held for use. CICA Handbook Section 3063 is effective for fiscal years beginning on or after April 1, 2003. In December 2002, the CICA also issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". CICA Handbook Section 3475 establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and also establishes the standards for the presentation and disclosure of discontinued operations. CICA Handbook Section 3475 is effective for disposal activities initiated on or after May 1, 2003.

        In February 2003, the CICA issued AcG-14, "Disclosures of Guarantees". AcG-14 establishes the disclosures to be made by a guarantor about its obligations under guarantees. AcG-14 is effective for fiscal years beginning on or after January 1, 2003.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this MD&A contain information that is not historical, these statements are essentially forward-looking. As such, these statements are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the securities commissions or other securities regulatory authorities in Canada, including the risks set forth in Item 3 of our Annual Information Form for the fiscal year ended December 31, 2002, and the U.S. Securities and Exchange Commission.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

        The name, municipality of residence, their ages as of May 12, 2003 and position with the Company of each of the directors and executive officers are set forth below:

Name(1)	Age	Position
Eugene N. Melnyk St. Philip, Barbados	43	Chairman of the Board, Chief Executive Officer and Director
Rolf K. Reininghaus Mississauga, Ontario, Canada	57	Senior Vice President, Corporate and Strategic Development and Director
Paul W. Haddy(2) Christ Church, Barbados	50	Director
Wilfred G. Bristow(3)(4) Campbellville, Ontario, Canada	71	Director
Roger Rowan(2) Toronto, Ontario Canada	50	Director
Sheldon Plener(3)(4) Toronto, Ontario	51	Director
Laurence Paul, MD(2)(3)(4) Santa Monica, California, USA	38	Director
Kenneth C. Cancellara, Q.C. Toronto, Ontario, Canada	56	Senior Vice President, Chief Legal Officer and Corporate Secretary
Brian H. Crombie Mississauga, Ontario, Canada	43	Senior Vice President and Chief Financial Officer
Kristine Peterson Newtown, Pennsylvania, USA	43	Senior Vice President, Commercial Operations
Gregory Szpunar, Ph.D Chester, New Jersey, USA	45	Senior Vice President and Chief Scientific Officer

(1)
Directors serve one year terms.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

(4)
Member of the Nominating and Governance Committee.

        Mr. Melnyk has been the Chief Executive Officer since December 2001 and has been the Chairman of the Board and a Director since March 29, 1994, the effective date of the amalgamation of the Company's predecessor entities, BCI and Trimel Corporation ("Trimel"). Prior to that time, was the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

        Mr. Reininghaus has been a Senior Vice President, and a Director since the Amalgamation and has been the Senior Vice President Corporate and Strategic Development and the President of Biovail Ventures since December 1999. Prior to that time he was President of BPC since November 1997, President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel Corp. or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG.

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

        Mr. Bristow has been a Director since the Amalgamation. Prior to that time, he had been a Director of BCI since January 1993. Mr. Bristow had been a Vice President and senior investment advisor at Nesbitt Thomson Inc., a Canadian investment banking firm, since December 1991. From September 1975 to December 1991, he served as vice president and director of Richardson Greenshields of Canada, an investment banking firm.

        Mr. Rowan was elected to the Board of Directors in June 1997. Mr. Rowan has been President and Chief Operating Officer of Watt Carmichael Inc., a private investment firm, since May 1994. Prior thereto, Mr. Rowan was the Executive Vice President and Chief Operating Officer of Watt Carmichael Inc. since 1991.

        Mr. Plener was elected to the Board of Directors in June 2002. Mr. Plener is a senior partner in the Business Law practice group at Cassels Brock and Blackwell LLP, since 1978. He is a member of the firm's Executive and Operations Committee and Chairman of its Finance Committee. Throughout his career, Mr. Plener has been lead counsel to many public and private clients in a broad range of industries including pharmaceutical companies.

        Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is founding principal of Laurel Crown Capital, LLC, leveraged-buyout and principal investment company based in Santa Monica, California. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jennette, Inc. (DLJ), a New York based securities and brokerage firm. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's life science effort. Dr. Paul received his A.B. and MD from Harvard University and then subsequently received his MBA from Stanford University.

        Mr. Cancellara has been a Senior Vice President and the Chief Legal Officer since August 2002. Previously he was the Senior Vice President and General Counsel since March 1996, was appointed Secretary in April 1996, and had been a Director from May 1995 to June 2000. Prior to that time, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he held many positions including Chairman of the Executive Committee and managing partner. Mr. Cancellara holds a Juries Doctor degree from the University of Toronto Faculty of Law and a Masters of Law in Business from Osgoode Hall law school.

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

        Ms. Peterson joined Biovail as Senior Vice President, Commercial Operations in May 2003. Ms. Peterson came to Biovail from Bristol-Myers Squibb (BMS) where she spent twenty years in increasingly senior roles culminating in her most recent role as Senior Vice President of Marketing, Drug Discovery and Exploratory Development. In that role, she was responsiible for designing the organization to better integrate science and marketing earlier into the R&D process, building launch plans for several pipeline brands, and evaluating external commercial opportunities. Prior to that role, she was Senior Vice President of Marketing for BMS's Cardiovascular and Metabolic business in the U.S. During her career, Ms. Peterson launched several key brands, led large sales organizations, and headed BMS's generic business. She also served on the internal Board for the BMS Foundation's Women Health Philanthropy since 2001. Ms. Peterson holds a Bachelor's Degree in marketing and a Masters in Business Administration from the University of Illinois.

        Dr. Szpunar joined Biovail as Senior Vice President and Chief Scientific Officer in April of 2003. Dr. Szpunar came to Biovail from Pharmacia Corporation, where he was Senior Vice President for Product Development. Dr. Szpunar has held various executive and scientific positions with Pharmacia, Pharmacia and Upjohn and The Upjohn Company over the prior 19 years. These have included participation in and responsibility for directing global R&D operations ranging from early pre-clinical development through Phase IV product support. He has served in direct leadership positions in clinical and pre-clinical pharmacokinetics and drug metabolism, biopharmaceutics research, project management, portfolio analysis, and quality assurance. Dr. Szpunar holds a Bachelors degree in Pharmacy from Wayne State University, and a Doctor of Philosophy Degree in Pharmaceutics from The University of Michigan.

B.    Compensation

        The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 2002 ("Named Executive Officers"). This information includes the U.S. dollar value of base salaries, annual incentive compensation payments, long-term incentive compensation payments, and certain other compensation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payments
Name and Principal Position	Year	Salary (U.S.$)	Bonus (U.S.$)	Other Annual Compensation(1) (U.S.$)	Securities Under Options Granted (2) (#)	Restricted Shares or Restricted Share Units (U.S.$)	LTIP Payouts (U.S.$)(3)	All Other Compensation(1) (U.S.$)
Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	2002 2001 2000	607,908 552,644 502,404	— — 125,000	— — —	501,100 — 901,300	— — —	41,310,000 78,570,000 26,500,804	— — —
William S. Poole(6) (7) President, North American Pharmaceuticals	2002 2001 2000	413,243 377,353 —	56,538 — —	— — —	65,000 45,000 —	— — —	— — —	52,443 — —
Kenneth C. Cancellara(4) Senior Vice President, Chief Legal Officer and Corporate Secretary	2002 2001 2000	277,398 237,122 200,079	29,322 41,654 —	— — —	115,600 — 45,300	— — —	1,499,694 1,034,331 2,799,684	— — —
Brian H. Crombie(4) (5) Senior Vice President and Chief Financial Officer	2002 2001 2000	236,628 208,819 130,812	53,882 35,495 33,345	— — —	115,100 15,000 120,000	— — —	— — —	— — —
Rolf K. Reininghaus(4) Senior Vice President, Corporate and Strategic Development	2002 2001 2000	189,135 143,604 152,548	49,830 91,185 120,317	— — —	85,100 — 33,300	— — —	— — 8,245,858	— — —

Notes:

(1)
Perquisites and other personal benefits for Named Executive Officers did not exceed the lesser of Cdn $50,000 and/or 10% of the officer's salary and bonus for 2002. The "other" compensation paid to Mr. Poole related to relocation expenses.

(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock split completed in October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

(3)
Relates to the value of options exercised pursuant to the Stock Option Plan.

(4)
Other than in respect of Mr. Melnyk, and Mr. Poole these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 2002 — .6339; 2001 — .6278; and 2000 — .6669.

(5)
Mr. Crombie joined the Company on May 1, 2000.

(6)
Mr. Poole joined the Company on January 15, 2001

(7)
Effective May 6, 2003, Mr. Poole ceased to be President, North American Pharmaceuticals

Employment Agreements

        The following is an outline of the key material terms of the employment agreements for the Named Executive Officers.

        Eugene N. Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of U.S. $583,592, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either the Company or Mr. Melnyk upon prior written notice. Mr. Melnyk is not entitled to any termination payments upon expiry or any other terminations of his employment agreement.

        Kenneth C. Cancellara, as Senior Vice President, Chief Legal Officer and Corporate Secretary, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $400,000, subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The Employment Agreement has an indefinite term. Mr. Cancellara must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Cancellara's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Cancellara is entitled to 24 months severance in lieu of notice and any options granted to Mr. Cancellara prior to such change of control vest immediately.

        Brian H. Crombie, as Senior Vice President, Chief Financial Officer, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $400,000, subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The Employment Agreement has an indefinite term. Mr. Crombie must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Crombie's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Crombie is entitled to 24 months severance in lieu of notice and any options granted to Mr. Crombie prior to such change of control vest immediately.

        William S. Poole, as President, North American Pharmaceuticals, pursuant to an Employment Agreement made as of January 12, 2001 receives an annual salary of U.S. $400,000, subject to a cost of living adjustment and reimbursement of business expenses. The Employment Agreement had a term of two years, expiring in January 15, 2003 and was automatically renewable for a one year term thereafter. The contract was terminable by the Company upon six months' written notice and was terminable by Mr. Poole upon six months' prior notice. Effective May 6, 2003, the Company advised Mr. Poole that his contract would not be renewed and as such Mr. Poole ceased to be President, North American Pharmaceuticals. Mr. Poole was not entitled to any termination payment upon the expiry or other termination of his employment contract.

        Rolf Reininghaus, as Senior Vice President, Corporate and Strategic Development and Director, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $400,000, subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The Employment Agreement has an indefinite term. Mr. Reininghaus must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Reininghaus's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Reininghaus is entitled to 24 months severance in lieu of notice and any options granted to Mr. Reininghaus prior to such change of control vest immediately.

        Kristine Peterson, as Senior Vice President, Commercial Operations, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $380,000 subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The Employment Agreement has an indefinite term. Ms. Peterson must provide the Company with 60 days prior written notice upon her intention to terminate the contract. Where Ms. Peterson's contract is terminated other than for cause, she is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Ms. Peterson is entitled to 24 months severance in lieu of notice and any options granted to Ms. Peterson prior to such change of control vest immediately.

        Gregory Szpunar, as Senior Vice President, Chief Scientific Officer, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $300,000 subject to a cost of living adjustment, reimbursement of business expenses, an automobile allowance plus the right to receive up to 50% of annual salary as a performance based bonus. The Employment Agreement has an indefinite term. Mr. Szpunar must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Szpunar's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control of the Company, Mr. Szpunar is entitled to 24 months severance in lieu of notice and any options granted to Mr. Szpunar prior to such change of control vest immediately.

Directors' and Officers' Liability Insurance

        The Company maintained insurance during 2002 for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors and officers of the Company or its subsidiaries in the aggregate amount of $50,000,000 for the period January 1, 2002 to March 25, 2002 and $75,000,000 for the period from March 26, 2002 to December 31, 2002. The policy governing such insurance is subject to standard exclusions and limitations. During the 2002 fiscal year the amount of premiums paid in respect of such insurance was $1,255,000.

        It is anticipated that the amount of premium to be paid in respect of such insurance for the 2003 fiscal year will be approximately $3,750,000.

Remuneration and Term of Directors

        The Company remunerates Directors who are not officers of Biovail for services to the board, committee participation and special assignments. Remuneration for each Director during 2002 (paid in U.S. Dollars) was as follows:

•	Annual Retainer — Board of Directors	$10,000
•	Annual Retainer — Board Committee	$3,000
•	Meeting Attendance Fee
	• $1,000 for attending in person each Board Meeting and or Committee Meeting
	• $500 for attending each Board Meeting and or Committee Meeting by telephone conference
	• $500 for attending a committee meeting held on the same day as a board meeting

        A meeting fee is paid to each non-management director for meetings that the board of directors or one or more committee of the board of directors is requested or required to attend (such as executive meetings) that are not official meetings of the board of directors.

        Directors are also reimbursed for travel and reasonable expenses incurred in connection with attending board meetings.

        In 2002, the total remuneration and fees paid to Directors was $110,735.

        In 2002 options were granted to directors follows:

Name	Options Granted (#) (1)	Exercise Price (U.S. $/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S. $/Security)	Expiration Date
Wilfred Bristow	10,000	31.00	27.55	June 26, 2007
Roger Rowan	10,000	31.00	27.55	June 26, 2007
Paul Haddy	10,000	31.00	27.55	June 26, 2007
Laurence Paul	10,000	31.00	27.55	June 26, 2007
Sheldon Plener	10,000	31.00	27.55	June 26, 2007

(1)
The options become exerciseable as of June 1, 2003

C.    Board Practices

        Information regarding the Company's Board of Directors is provided in Item 6.B. "Compensation of Directors and Officers" above and Item 10.B. "Memorandum and Articles of Association" below.

  Report on Corporate Governance

  In 2002, the Company instituted a sweeping review of its corporate governance practices. While in the past the Company had complied with all relevant regulatory regimes with respect to corporate governance, in light of certain changes to the regulatory framework, most particularly the implementation of the Sarbanes-Oxley Act in the United States, the Board of Directors believed that it was in the best interests of the Company and its shareholders to reassess and improve existing corporate governance policies.

  The result of this review was the implementation of new policies reflecting best practices with respect to all areas of corporate governance. In addition to the existing Audit Committee, whose mandate was refined, the Company created a Charter for the Board of Directors, a Nominating & Governance Committee, a Compensation Committee and an Executive Committee (composed of a core group of Senior Officers of the Company). Each of these items is more particularly described below. The Company has also provided its commentary to the Toronto Stock Exchange Corporate Governance Committee Guidelines which is attached hereto as Schedule B.

  1.
  Overview of the Company's Corporate Governance Best Practices

    The Company has been and continues to be in full compliance with all applicable U.S. and Canadian laws and regulations with respect to corporate governance (Securities Act (Ontario), the OBCA, the Sarbanes-Oxley Act, the rules of the TSX, the NYSE and the United States Securities and Exchange Commission).

    The Company has created a Manual of Corporate Governance that contains detailed corporate governance provisions for the Board of Directors, the Audit Committee, the Nominating & Governance Committee, the Compensation Committee and the Executive Committee.

    The majority of the Company's Board is "independent" and there are regular meetings of the external Directors only, free of management and insiders, which are held by the newly appointed Independent Board Co-ordinator.

    The Company has adopted a procedure to compel the flow and dissemination of material information "upward" to the Executive Committee who meet on a regular basis to review such information from all the Company's key disciplines. These regular meetings, together with the regular monthly management meetings and quarterly operational meetings, ensure that Senior Management is fully informed of all essential issues and strategies. A key by-product of this information flow is that the Chief Executive Officer and Chief Financial Officer certifications of public filings will be signed meaningfully such that shareholders will be comfortable that the Chairman and the entire Senior Management team will continually be aware of all material information concerning the Company.

  2.
  Charter of the Board of Directors

    In 2002, the Company, through the Board of Directors, created a Charter for the Board. The Company's Board of Directors is responsible pursuant to its Charter and at law for the general supervision of the management of the business and has a duty to act in the best interests of the Company and its shareholders. The Board of Directors carries out its Charter directly and through its committees, consisting of an Audit Committee, Compensation Committee, and Nominating and Governance Committee.

    (i)    Composition of the Board

      The Company believes that a smaller Board is more cohesive and works more effectively than a larger Board. Moreover, the Company believes that a "substantial majority" of Directors should be independent of management, both in fact and appearance, as determined by the Board. Board independence depends not only on directors' individual relationships — personal, employment or business — but also on the Board's overall attitude toward management. To this end, all non-management Directors are independent.

    (ii)   Responsibilities

      Pursuant to the Board of Directors' Charter, the Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

      (a)
      Appointing an "Independent Board Coordinator" who will be responsible for specific functions to ensure the independence of the Board of Directors and to ensure access of the independent Board members to Senior Management. Currently, Sheldon Plener is the Independent Board Coordinator;

      (b)
      The assignment to the various committees of Directors the general responsibility for developing the Company's approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees;

      (c)
      With the assistance of the Nominating and Corporate Governance Committee:

      (1)
      The continuing evaluation of the performance of the Chief Executive Officer, and management succession;

      (2)
      The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contribution of individual Directors;

      (3)
      Ensuring that an appropriate review selection process and new nominees to the Board of Directors is in place;

      (4)
      Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place; and

      (5)
      Approving securities compliance policies, including communications policies of the Company.

      (d)
      With the assistance of the Audit Committee:

      (1)
      Ensuring the integrity of the Company's internal controls and management information systems and ensuring the Company's ethical behavior and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents;

      (2)
      Identification of the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks; and

      (3)
      Reviewing and approving of significant operational and financial matters and the provision of direction to management on these matters.

      (e)
      With the assistance of the Compensation Committee and the CEO, the approval of the compensation of the Senior Management team;

      (f)
      The review of a strategic planning process, approval of key strategic plans that take into account business opportunities and business risks and monitoring performance against such plans; and

      (g)
      The review and approval of corporate objectives and goals applicable to the Company's Senior Management.

  3.
  Nominating & Governance Committee

    In 2002, the Board of Directors created a Nominating & Governance Committee. Its mandate is to assist the Board by identifying individuals qualified to become Board members and members of Board committees, to recommend to the Board the director nominees and to recommend to the Board nominees for each committee of the Board. Moreover, the Nominating & Governance Committee leads the Board in its annual review of the Board's performance and monitors the Company's corporate governance structure, develops and recommends to the Board a set of corporate governance guidelines and a Code of Business Conduct and Ethics applicable to the Company, and assists the Board in monitoring the compliance by the Company with its legal and regulatory requirements.

    The Nominating & Governance Committee has three members (Sheldon Plener, Wilfred Bristow and Laurence Paul) who are assisted by two senior executives.

  4.
  Audit Committee

    While the Company has always had an Audit Committee, during the recent review of corporate governance best practices, the mandate and role of the Company's Audit Committee was reassessed. In the Company's opinion, the Audit Committee's central role is to provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibility to the shareholders and the investment community. In this respect, the Audit Committee's primary duties and responsibilities are to:

    (a)
    serve as an independent and objective party to monitor the Company's financial reporting process and internal control systems;

    (b)
    review and appraise the audit activities of the Company's independent auditors and the internal auditing function; and

    (c)
    provide open lines of communication among the independent auditors, financial and Senior Management, and the Board of Directors for financial reporting and control matters.

      (i)    Composition of the Audit Committee

        The Audit Committee has three Directors, Laurence Paul, Roger Rowan and Paul Haddy (current chair). Each member of the Audit Committee is independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Audit Committee. According to the Charter of the Audit Committee, all members must have a working familiarity of basic finance and accounting practices, and at least one must have accounting or related financial management expertise (all of the Audit Committee members have financial management expertise).

      (ii)   Other Responsibilities of the Audit Committee

        Responsibilities of the Audit Committee also include:

      (a)
      making recommendations to the Board of Directors regarding the selection, independence, evaluation, fees and, if necessary, the replacement of the independent auditors;

      (b)
      meeting with the auditors and management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used;

      (c)
      reviewing with management and the independent auditors, the Company's financial statements to ensure that:

      (1)
      management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;

      (2)
      the Audit Committee has received the assurance of both financial management and the independent auditors that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects;

      (3)
      the independent auditors and Senior Management review the adequacy and effectiveness of the financial and accounting controls of the Company.

      (d)
      Making inquiries of Senior Management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company;

      (e)
      Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company's management of principal business risks, is complete and fairly presented; and

      (f)
      Review and confirmation of compliance with the Company's policies on internal controls, conflicts of interests, foreign corrupt practice, and other key compliance issues.

  5.
  Executive Committee

    In 2002, the Board of Directors created an Executive Committee of the Company. The Executive Committee is responsible for the provision of advice, counseling and decision-making with respect to key strategic decisions affecting and/or involving the Company and the Company's affairs. The Executive Committee provides guidance to the Board with respect to key issues affecting the Company. The Executive Committee is composed entirely of senior officers of the Company and its members are appointed by the Chairman and Chief Executive Officer of the Company. Currently, the members are Eugene Melnyk, Chairman and CEO, Kenneth Cancellara, Senior Vice President, Chief Legal Officer and Corporate Secretary, Brian Crombie, Senior Vice President, Chief Financial Officer, John Miszuk, Vice President, Controller and Assistant Secretary of the Company and Rolf Reininghaus, Senior Vice President Corporate and Strategic Development.

  6.
  Compensation Committee

    In 2002, the Company created a Compensation Committee. The members of the Compensation Committee are appointed by the Board to discharge the Board's responsibilities with respect to (a) compensation of the Company's Executive Officers; (b) equity-based compensation plans, including, without limitation, stock option and restricted stock plans, in which officers or employees may participate; and (c) arrangements with Executive Officers relating to their employment relationships with the Company, including, without limitation, employment agreements, severance agreements, supplemental pension or savings arrangements, change in control agreements and restrictive covenants. The Compensation Committee generally has overall responsibility for approving and evaluating Executive Officer compensation plans, policies and programs of the Company as well as all equity-based compensation plans and policies.

    (i)    Composition of the Compensation Committee

      The Compensation Committee has three members (Laurence Paul, Wilfred Bristow and Sheldon Plener) who are assisted by two senior executives. Each of the members of the Compensation Committee is independent. The members of the Compensation Committee are appointed by the Board on the recommendation of the Nominating & Governance Committee.

    (ii)   Responsibilities of the Compensation Committee

      (a)
      The Compensation Committee reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives and recommend to the Board the CEO's compensation level based on this evaluation. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee may consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, the awards given to the CEO in past years and other factors that the Committee deems appropriate in connection with its review (see below under the caption "Compensation Philosophy");

      (b)
      The Compensation Committee interprets, implements, administers, reviews and approves all aspects of remuneration of the Company's Executive Officers and other key officers, including their participation in incentive-compensation plans and equity-based compensation plans;

      (c)
      The Compensation Committee makes recommendations to the Board with respect to the compensation of non-employee Directors, including their participating in incentive-compensation plans and equity-based compensation plans;

      (d)
      The Compensation Committee develops and recommends to the Company's Shareholders (to the extent Shareholder approval is required by any applicable law or regulation) for their approval all stock ownership, stock option and other equity-based compensation plans of the Company, and all related policies and programs. In addition, the Compensation Committee recommends to the Board and to the Company's Shareholders (to the extent Shareholder approval is required by any applicable law or regulation) for their approval all equity-based compensation plans with respect to non-employee directors, and all related policies and programs; and

      (e)
      The Compensation Committee monitors compliance by the Company and any recipients of stock, stock options or other equity awards under the Company's equity-based compensation plans (such as any policy that requires officers or directors to own Company stock).

Pension Plan

        The Company does not maintain a pension plan for its employees, officers or directors.

Stock Option Plan

        The Company may grant directors and officers options to purchase common shares of the Company under the Plan (described under "— Stock Option Plan" in Item 6.E below). The following tables provide information on those options granted and exercised during 2002 and held at the end of 2002 by the Named Executive Officers.

Options Granted in Last Fiscal Year

Name		Securities Under Option (#) (1)	% of Total Options Granted to Employees in Period	Exercise Price (U.S.$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S. $/Security)	Expiration Date
Eugene N. Melnyk	(2)	300,000	14.5%	42.00	40.80	February 8, 2007
	(3)	1,100	—	42.00	40.80	February 8, 2007
	(4)	50,000	2.4%	31.00	30.75	June 14, 2007
	(5)	150,000	7.3%	31.00	30.75	June 14, 2007
William S. Poole	(2)	30,000	1.5%	42.00	40.80	February 8, 2007
	(4)	20,000	1.0%	31.00	30.75	June 14, 2007
	(5)	15,000	0.7%	31.00	30.75	June 14, 2007
Kenneth C. Cancellara	(2)	50,000	2.4%	42.00	40.80	February 8, 2007
	(3)	600	—	42.00	40.80	February 8, 2007
	(4)	50,000	2.4%	31.00	30.75	June 14, 2007
	(5)	15,000	0.7%	31.00	30.75	June 14, 2007
Brian H. Crombie	(2)	50,000	2.4%	42.00	40.80	February 8, 2007
	(3)	100	—	42.00	40.80	February 8, 2007
	(4)	50,000	2.4%	31.00	30.75	June 14, 2007
	(5)	15,000	0.7%	31.00	30.75	June 14, 2007
Rolf K. Reininghaus	(2)	50,000	2.4%	42.00	40.80	February 8, 2007
	(3)	100	—	42.00	40.80	February 8, 2007
	(4)	20,000	1.0%	31.00	30.75	June 14, 2007
	(5)	15,000	0.7%	31.00	30.75	June 14, 2007

(1)
The options granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purpose of common shares of the Company and are for a term of 5 years.

(2)
The options become exerciseable as to a maximum of 25% on March 1st of 2002, 2003, 2004 and 2005 respectively.

(3)
The options become exerciseable as of December 31, 2003.

(4)
The options become exerciseable as to a maximum of 25% on June 14th of 2002, 2003, 2004 and 2005 respectively.

(5)
The options become exerciseable as to a maximum of 25% on March 1st of 2003, 2004, 2005 and 2006 respectively.

AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S. $)	Unexercised Options at Fiscal Year-End Exerciseable / Unexerciseable	Value of Unexercised in-the-money Options Fiscal Year-End Exerciseable / Unexerciseable (U.S. $)
Eugene N. Melnyk	1,620,000	41,310,000	1,084,000 / 563,600	4,804,732 / —
William S. Poole	—	—	23,750 / 86,250	— / —
Kenneth C. Cancellara	80,000	1,499,694	169,000 / 113,100	473,892 / —
Brian H. Crombie	—	—	100,000 / 150,100	58,650 / 58,650
Rolf K. Reininghaus	—	—	284,000 / 82,600	2,442,310 / —

Notes:

(1)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the NYSE on December 31, 2002 (U.S.$26.41), less the exercise price of in-the-money options.

(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock split completed in October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

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

D.    Employees

        At December 31, 2002 we had 1,857 employees including 176 part time positions, of whom 863 were were engaged in sales and marketing, 392 were engaged in research and development, 527 were engaged in manufacturing, and the remaining 75 worked in general and administrative areas. At December 31, 2001 and 2000, we had 1,322 and 1,200 employees, respectively, of whom 304 and 350, respectively, were in part-time positions. None of our employees are represented by a collective bargaining agreement.

E.    Share Ownership

        The following table shows the number and percent of Common Shares beneficially owned by Eugene Melnyk and the officers and directors as a group (10 persons). As of April 30, 2003. Other than Mr. Melnyk, no executive officer or director of the Company beneficially owns 1% or more of the Company's Common Shares.

Name of Beneficial Owner	Common Shares Owned	Percent(1)
Eugene N. Melnyk(2)	26,101,816	16.5%
Officers and directors as a group (11 persons)	27,080,167	17.1%

(1)
Does not include 6,825,433 common shares issuable upon exercise of stock options outstanding under our stock option plan

(2)
Mr. Melnyk also has options to purchase 1,797,700 common shares, of which 1,234,000 are exerciseable.

Stock Option Plan

        Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the Shareholders at a special meeting held on March 28, 1994, the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in December 1999 and October 2000, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the

New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

        As at April 30, 2002, the Company had granted an aggregate of 6,825,433 options which are outstanding at exercise prices ranging from $0.81 to $45.00 per share. The options are exercisable on various dates up to October 6, 2010.

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        Biovail is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

        Other than as provided in Item 6.E "Share Ownership" above, we are not aware of any shareholders owning more than 5% of our outstanding voting securities as of April 30, 2003.

        The following table indicates as of April 30, 2003 the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with United States addresses, the portion of the outstanding Common Shares held in the United States, and the percentage of Common Shares held in the United States:

Total Number of Holders of Record(1)	Total Number of Common Shares Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
1,162	158,308,203	458	141,202,848	89.2%

(1)
A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 66,112 holders.

(2)
The computation of the number of Common Shares held in the United States is based upon the number of holders of record with United States' addresses. United States residents may beneficially own Common Shares owned of record by non-United States residents.

B.    Related Party Transactions

        In June 2001, we acquired a corporate aircraft from an entity controlled by the Chairman of the Board of Directors for cash consideration of $10,475,000. The purchase price was based on comparable market prices for the aircraft at the time of acquisition.

Indebtedness of Executive Officers

        In March 2001, the Company authorized the making of a loan to an executive officer of the Company; the loan shall not bear interest until the first day of March 2004. Thereafter, the loan will bear interest equal to the Company's rate for borrowing. The loan is due on the earlier of termination of employment or March 31, 2008. The following table contains the particulars of outstanding indebtedness:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
OTHER THAN IN RESPECT OF SECURITIES PURCHASES

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2002 (U.S.$)	Amount Outstanding as at April 30, 2003 (U.S.$)	Security for Indebtedness
William S. Poole President, North American Pharmaceuticals	Lender	600,000	600,000	Promissory Note

        In September 2001, the Company authorized the making of loans to certain of its executive officers, as named in the table set forth below, in order to finance the acquisition of common shares of the Company on the open market. These loans are full recourse and are secured by the common shares and bear interest at a rate that is equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earliest of: (a) September 30, 2003; (b) 30 days following termination or cessation of the executive officer's employment; or (c) when the executive officer disposes of common shares of the Company with a value equal to or greater than that of the loan.

        The following table sets forth details of indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director of the Company and each associate of any such director, officer or proposed nominee, for the fiscal year ended December 31, 2002 in connection with a purchase of securities of the Company.

TABLE OF INDEBTEDNESS
UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM

Name and Principal Position	Involvement of the Company	Largest Amount Outstanding During 2002 (U.S. $)	Amount Outstanding as at April 30, 2003 (U.S. $)	Financially Assisted Securities Purchased during 2001 (#)	Security for Indebtedness
Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)
Kenneth C. Cancellara Senior Vice President, General Counsel and Corporate Secretary	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)
Brian H. Crombie Senior Vice President and Chief Financial Officer	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)
Kenneth G. Howling Vice President, Finance	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)
John R. Miszuk Vice President, Controller and Assistant Secretary	Lender	2,034,433	2,005,432	44,020	44,020 (Common Shares)

        The aggregate indebtedness of these Directors, Executive Officers and Senior Officers as at April 30, 2003 is U.S. $10,627,160.

        The indebtness more particularly described above is "grand fathered" pursuant to the Sarbanes-Oxley Act.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

        The financial statements filed as part of this annual report are filed under Item 18.

Litigation

        From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and other types of claims in which we routinely become involved but which individually and collectively are not material.

        At different times in the early part of 1998 the Company was sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer, upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. We are vigorously defending these suits and are aggressively pursuing motions for summary judgment. We have denied the allegations and have pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. We believe that Bayer/Pfizer's claims are without merit.

        On April 23, 1998, the Company filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with our prospective economic advantage. This action has been stayed until the conclusion of the patent infringement suits.

        In February, 2001, the Company commenced an action against Mylan and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of the Company's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. Discovery is currently underway for this action, however a timeline for a trial has not yet been established. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this stage, to determine the quantum of damages that may be the subject of an award.

        Biovail commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. This legal proceeding was completed in January 2003. Biovail was successful in the action and was awarded judgment and interest.

        On May 11, 2001 the Company commenced an action against Lilly in which it was seeking substantial damages as a result of Lilly's voluntary recall of our product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly had forced a recall of the product because it had been unable to supply a stable product. In March 2003 Biovail settled its action with Lilly and received compensation for lost margin on Keftab sales and expenses incurred with respect to the Keftab recall.

        In February 2002 a plaintiff commenced an action against BPI alleging personal injuries arising from her use of Duravent, a product containing Phenylpropanolamine ("PPA") and formerly marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended. This action has been currently stayed.

        Several class action complaints have been filed against the Company in which these plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac®. The Company has filed an Answer denying any impropriety or illegality. The Company believes that the complaints are totally without merit and that its actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA since a generic version of Tiazac® did not receive FDA approval for a long period of time following the removal of all legal or regulatory impediments by the Company. Indeed, that product's failure to receive timely approval was due to its own scientific issues unrelated to any regulatory action taken by the Company. The Company will vigorously defend these actions. One such action has been voluntarily discontinued.

        Several consumer class action suits have been commenced jointly against Biovail and Elan and against Teva Pharmaceuticals USA, Inc. ("Teva") relating to an agreement between a Biovail subsidiary and Elan for Biovail's in-licensing of Adalat® CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the Federal Trade Commission. Biovail will vigorously defend these suits in due course. Biovail believes these suits are without merit since the delay in the marketing or out-licensing of the Adalat® CC product was due to manufacturing difficulties the Company encountered relating its Adalat® CC product and not because of any improper activity on its part.

        RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

        A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in October 2001 in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by the Company as part of the Cardizem® family of products acquisition. Biovail has determined that Torpharm's ANDA infringes its patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

        A Certificate of Non-Infringement was served by Torpharm on the Company in July 2002 in respect of Torpharm's filed ANDA for a generic version of Tiazac® as marketed in the United States. Biovail has made a determination that Torpharm's formulation infringes its Tiazac® patents and has therefore instituted a patent infringement suit against Torpharm, pursuant to the provisions of the Hatch-Waxman Act. As a result of Biovail's suit, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court order of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

        On November 22, 2002, the Company filed an action against Verum Pharmaceuticals Inc. ("Verum"), and a number of its officers and employees seeking injunctive relief and damages to enjoin these Defendants from illegally obtaining information from Biovail's computers, misappropriated Biovail's trade secrets, soliciting Biovail's employees, and competing unfairly with Biovail in violation of the Computer Fraud and Abuse Act, 18 U.S.C. § 1030, and Defendants' contractual, statutory and common law obligations. On February 14, 2003 the Court granted the Company's injunctive motion and ordered Defendants to cease their employment with Verum and further ordered Verum to cease its operations. The Company has recently settled with one of the Officers of Verum; however it still intends to pursue its action for damages against Verum and the remaining personal defendants.

        Glaxo Group Limited and the Company entered into a Rights Agreement, dated December 1, 2002, wherein the Company acquired the exclusive marketing rights to Zyban® and Wellbutrin® SR in Canada. Novopharm Limited ("Novopharm") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Wellbutrin® SR. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, Novopharm has alleged to Health Canada that Canadian Patent Nos. 1,321,754, 2,142,320 and 2,168,364 are invalid, and alternatively, that they would not be infringed by the sale in Canada of Novopharm's generic version of Wellbutrin® SR. Novopharm served a Notice of Allegation on GlaxoSmithKline Inc. ("Glaxo") on February 18, 2003. The Company has the exclusive right to institute, and have carriage of, patent infringement proceedings and has determined that it will pursue a Notice of Application proceeding against Novopharm. Until the legal proceedings are concluded, or until the expiry of 24 months after March 31, 2003, thedate of the Notice, whichever is earlier, no Notice of Compliance will be issued to Novopharm.

        A Certificate of Non-Infringement was served by KV Pharmaceutical Company ("KV") on the Company in March 2003, in respect of KV's filed ANDA for a generic version of Tiazac® 420 mg, exclusively, as marketed in the United States. The Company has determined that KV's formulation infringes the Tiazac® patent and a patent infringement suit has been commenced pursuant to the provisions of the Hatch-Waxman Act. The effect of this legal action is that KV's formulation cannot receive FDA's approval until the earlier of 30 months and a final decision of non-infringement or invalidity.

        On April 29, 2003, Jerry I. Treppel commenced an action naming as defendants the Company, Eugene Melnyk, Kenneth Cancellara, Michael Sitrick and Sitrick & Company, Inc. The Company has not been served with the Complaint, and as such the legal process has not yet begun. The Plaintiff has publicly indicated that he has not yet decided on whether to pursue this legal action and that he filed the Complaint merely to preserve his legal rights before the Statute of Limitations barred any such action. If and when the Company is served with the Complaint, the Company plans to defend the action vigorously as it believes it is without merit.

        For additional discussion of our legal proceedings, see note 21 to our consolidated financial statements included elsewhere in this annual report.

B.    Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of the Company since the date of the audited consolidated financial statements.

Item 9.    The Offer and Listing Details

A.    Nature of Trading Market

        Our common shares are traded on the New York Stock Exchange ("NYSE") and on the Toronto Stock Exchange ("TSX") under the symbol "BVF". The last reported sales price of our common shares on May 9, 2003 on the NYSE was $41.14 and on the TSX was Cdn$57.50. The following table sets forth the high and low per share sales prices for our common shares on the NYSE and TSX for the periods indicated.

	Common Shares
	NYSE		TSX
	High $	Low $	High C$	Low C$
1998	12.38	5.11	17.55	8.00
1999	23.44	8.09	33.95	11.97
2000	45.38	19.13	69.50	27.50
2001
Quarter 1	47.70	29.03	73.00	46.50
Quarter 2	45.10	29.10	68.58	45.80
Quarter 3	48.45	37.70	74.50	59.13
Quarter 4	57.18	44.46	91.00	70.15
2002
Quarter 1	56.40	40.11	89.41	63.75
Quarter 2	52.05	26.00	81.99	39.42
Quarter 3	30.63	19.90	47.66	31.52
Quarter 4	35.22	23.52	54.91	37.40
November	34.14	30.25	53.90	47.59
December	35.22	25.01	54.91	38.62
2003
January	31.89	26.72	48.90	42.40
February	37.49	28.30	55.59	43.00
March	41.00	34.70	60.62	51.27
April	44.59	35.67	64.71	51.10
May (through to May 9, 2003)	41.23	35.10	57.50	49.80

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

Annual and Special Meetings of Shareholders

        We are required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S. Subject to certain provisions of the By-laws, a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than a prescribed percentage of the total number of issued and outstanding shares is required. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

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

Investment Canada Act

        Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" will be subject to review by a government agency if it meets certain financial thresholds. A reviewable acquisition will not be allowed unless the responsible Minister finds that the investment is likely to be of "net benefit" to Canada.

        An acquisition of control by a non-Canadian other than a member of the World Trade Organization ("WTO") will be reviewable by the Investment Review Division of Industry Canada ("Investment Canada"), if the value of the assets of the Canadian business of which control is being acquired is (i) Cdn$5 million or more in the case of a "direct" acquisition of a Canadian business; (ii) Cdn$50 million or more in the case of an "indirect" acquisition, unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the lower threshold of Cdn $5 million or more applies.

        These thresholds have been increased where the investor is a WTO member, including the U.S. or a WTO member-controlled company or a non-WTO investor, where the Canadian business that is subject of the acquisition is, prior to the acquisition, controlled by a WTO investor. A direct acquisition by a WTO investor or of a WTO investor-controlled business is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn $223 million or more for the year 2003 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors or of WTO investor-controlled businesses are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn $223 million threshold may apply. However, Investment Canada expressed the view (in September 2002) that an indirect acquisition of control of a non-sensitive sector Canadian business does not require approval regardless of whether the value of the Canadian assets is more than 50% of the value of all of the assets that are acquired in the transaction.

        These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Minister of Canadian Heritage can elect to review the transaction even where it does not exceed the lower asset threshold tests above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its implementation.

Competition Act

        Under the Competition Act (Canada) (the "Competition Act"), certain transactions are subject to pre-merger notification requirements whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition (the "Commissioner"). Such transactions may not be completed until (i) the applicable statutory waiting periods namely 14 days or 42 days for a short-form or long-form filing, respectively have expired or been earlier terminated by the Commissioner or ii) the Commissioner has issued an advance ruling certificate or has waived the obligation to notify. Where the parties elect to file a short-form notification, the Commissioner may require a long-form filing, in which case the waiting period is 42 days from the time the parties submit their long form-filing.

        A proposed transaction is subject to pre-merger notification only if the parties to the transaction together with their affiliates have total assets in Canada or total revenues from sales in, from or into Canada that exceed Cdn $400 million in aggregate value. Having met this first threshold, the parties must then provide a pre-merger notification if 1) for an acquisition of assets in Canada, the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada generated by these assets exceeds Cdn $50 million; or 2) in the case of an acquisition of shares of a company, as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns more than 20% or more of the voting shares of the target, then more than 50%) of the voting shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is more than 35% of the voting shares (and more than 50% if the acquiror owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the aggregate value of the assets owned by the target company or corporations controlled by that company in Canada or the revenues in or from Canada generated by those assets exceeds Cdn $50 million.

        Whether or not a pre-merger notification filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a "merger" (as defined in the Competition Act) and, if the Competition Tribunal finds that a merger is likely to prevent or lessen competition substantially it may order that the merger not proceed or, if the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved.

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

  Taxation of Dividends

        Subject to the following discussion of special rules applicable to "PFICs," U.S. Holders generally will treat the gross amount of any dividends, if any, paid by the Company, without reduction for Canadian withholding taxes, as ordinary taxable income for U.S. federal income tax purposes. In certain circumstances, however, U.S. Holders may be eligible to receive a foreign tax credit for the Canadian withholding taxes and, in the case of a corporate U.S. Holder owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. Dividends paid by the Company, if any, generally will not qualify for the dividends received deduction otherwise available to corporate U.S. Holders.

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

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of the common shares and the proceeds received on the disposition of common shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

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

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations, telephone number (905) 286-3000.

I.     Subsidiary Information

        At December 31, 2002, Biovail had the following principal subsidiaries

Company	Jurisdiction of Incorporation	Nature of Business	Group Share %	Registered Office
Biovail Americas Corp.	Delaware	Holding company	100	170 Southport Drive, Morrisville NC 27560
Biovail Holdings Ltd.	Barbados	Holding company	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Biovail Insurance Inc.	Barbados	Insurance company	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Biovail International Holdings Limited	Ireland	Holding company	100	Units 1&2 70 Heather Road Sandyford Industrial Estate Dublin 18
Biovail International Limited	Ireland	Holding company	100	Units 1&2 70 Heather Road Sandyford Industrial Estate Dublin 18
Biovail International S.a.r.l.	Luxembourg	Holding company	100	38-40, rue Sainte Zithe L-2763 Luxembourg
Biovail Ireland Limited	Ireland	Holding company	100	Units 1&2 70 Heather Road Sandyford Industrial Estate Dublin 18
Biovail Laboratories Incorporated	Barbados	Manufacture, development, licensing of pharmaceutical products	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Biovail Pharmaceuticals, Inc.	Delaware	Sales and distribution of pharmaceutical products	100	170 Southport Drive, Morrisville NC 27560
Biovail SA	Switzerland	Development and licensing of pharmaceutical products	100	c/o Treuhand- und Revisionsgesellschaft Zug, Baarerstrasse 112, CH-6302 Zug, Switzerland
Biovail Technologies (Ireland) Limited	Ireland	Development of pharmaceutical products	100	Units 1&2 70 Heather Road Sandyford Industrial Estate Dublin 18
Biovail Technologies Ltd.	Delaware	Manufacture and development of pharmaceutical products	100	3701 Concorde Parkway, Chantilly, Virginia 20151
Biovail Technologies West Ltd.	Ontario	Holding company	100	7150 Mississauga Road Mississauga Ontario L5N 8M5
Forzair Limited	Ireland	Holding company	100	Units 1&2 70 Heather Road Sandyford Industrial Estate Dublin 18
Hythe Property Inc.	Barbados	Owns real property	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Nutravail Technologies Inc.	Delaware	Manufacture, development, sales and distribution of nutraceutical products	100	14790 Flint Lee Road, Chantilly VA 20151
Pharma Pass Limited	Barbados	Development of pharmaceutical products	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Pharmaceutical Technologies Corporation	Barbados	Development of pharmaceutical products	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados

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

Item 15.    Controls and Procedures

  (a)
  Evaluation of Disclosure Controls and Procedures.

    The Company's Chief Executive Officer and Chief Financial Officer have reviewed its disclosure controls and procedures within 90 days prior to the filing of this Annual Report on Form 20-F. Based upon this review, these officers believe that the Company's disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to these officers by others within the Company.

  (b)
  Changes in Internal Controls.

    There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the quarter covered by this Annual Report on Form 20-F or from the end of the fiscal period to the date hereof.

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

        The Company has elected to provide financial statements pursuant to Item 18.

Item 18.    Financial Statements

MANAGEMENT REPORT

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the consolidated financial statements.

        The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

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

        The Company's Chief Executive Officer and Chief Financial Officer will be certifying the Company's annual disclosure document filed with the U.S. Securities and Exchange Commission (Form 20-F) as required by the new Sarbanes-Oxley Act in the United States.

/s/ EUGENE N. MELNYK	/s/ BRIAN H. CROMBIE
Eugene N. Melnyk	Brian H. Crombie
Chairman of the Board and Chief Executive Officer	Senior Vice President and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2002 and 2001 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with United States generally accepted accounting principles.

        As discussed in note 2 to the consolidated financial statements, during 2002 the Company changed its method of accounting for goodwill and intangible assets.

        On April 9, 2003, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ ERNST & YOUNG LLP
April 9, 2003	Chartered Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles

(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2002	2001
ASSETS
Current
Cash and cash equivalents	$56,080	$434,891
Accounts receivable	190,980	96,556
Inventories	53,047	38,506
Deposits and prepaid expenses	21,524	6,643

	321,631	576,596

Long-term investments	79,324	2,355
Property, plant and equipment, net	136,784	85,581
Goodwill, net	102,212	96,477
Intangible assets, net	1,080,503	556,360
Other assets, net	113,350	14,114

	$1,833,804	$1,331,483

LIABILITIES
Current
Accounts payable	$71,641	$31,811
Accrued liabilities	95,289	59,989
Income taxes payable	35,691	17,318
Deferred revenue	19,947	27,030
Current portion of long-term obligations	122,590	12,592

	345,158	148,740

Deferred revenue	18,200	23,100
Long-term obligations	624,760	33,569

	988,118	205,409

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 158,120,144 and 157,496,407 issued and outstanding at December 31, 2002 and 2001, respectively	1,433,624	1,407,507
Stock options outstanding	4,856	5,067
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Warrants outstanding	—	6,221
Deficit	(580,413)	(280,004)
Accumulated other comprehensive loss	(2,393)	(2,729)

	845,686	1,126,074

	$1,833,804	$1,331,483

Commitments and contingencies (notes 3, 20, 23, 24 and 25)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ EUGENE N. MELNYK Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	/s/ PAUL W. HADDY Paul W. Haddy Director

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with U.S. generally accepted accounting principles

([All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2002	2001	2000
REVENUE
Product sales	$645,986	$521,154	$217,004
Research and development	28,425	14,596	66,834
Co-promotion, royalty and licensing	113,614	47,513	25,332

	788,025	583,263	309,170

EXPENSES
Cost of goods sold	164,706	125,995	67,980
Research and development	52,150	51,017	51,709
Selling, general and administrative	165,697	110,100	51,857
Amortization	71,499	44,513	7,232
Write-down of assets	31,944	80,482	—
Acquired research and development	167,745	—	208,424

	653,741	412,107	387,202

Operating income (loss)	134,284	171,156	(78,032)
Interest income	3,608	2,742	23,693
Interest expense	(32,005)	(36,242)	(20,738)
Other income	3,408	—	—
Debt conversion premiums	—	(34,923)	—

Income (loss) before provision for income taxes	109,295	102,733	(75,077)
Provision for income taxes	21,500	15,285	9,360

Income (loss) before extraordinary item and cumulative effect of change in accounting principle	87,795	87,448	(84,437)
Extraordinary item	—	—	(20,039)

Income (loss) before cumulative effect of change in accounting principle	87,795	87,448	(104,476)
Cumulative effect of change in accounting principle	—	—	(43,500)

Net income (loss)	$87,795	87,448	(147,976)

Basic earnings (loss) per share
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$0.58	$0.64	$(0.66)
Extraordinary item	$—	$—	$(0.16)
Cumulative effect of change in accounting principle	$—	$—	$(0.34)

Net income (loss)	$0.58	$0.64	$(1.16)

Diluted earnings (loss) per share
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$0.55	$0.58	$(0.66)
Extraordinary item	$—	$—	$(0.16)
Cumulative effect of change in accounting principle	$—	$—	$(0.34)

Net income (loss)	$0.55	$0.58	$(1.16)

Weighted average number of common shares outstanding (000s)
Basic	151,960	136,928	128,824
Diluted	160,463	150,690	143,512

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

	Common shares
	Shares (000s)	Amount	Stock options outstanding	Executive Stock Purchase Plan loans	Warrants outstanding	Warrant subscription receivable	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2000	124,392	$363,579	$10,383	$—	$8,244	$(2,287)	$(113,843)	$1,260	$267,336
Issued on the exercise of stock options	2,436	17,027	(3,302)	—	—	—	—	—	13,725
Issued under Employee Stock Purchase Plan	5	150	—	—	—	—	—	—	150
Issued pursuant to equity offering	4,000	101,125	—	—	—	—	—	—	101,125
Issue costs	—	(5,782)	—	—	—	—	—	—	(5,782)
Issued on conversion of Convertible Subordinated Preferred Equivalent Debentures	—	15	—	—	—	—	—	—	15
Issued on exercise of warrants	601	6,342	—	—	(332)	—	—	—	6,010
Issue of non-employee options	—	—	590	—	—	—	—	—	590
Fuisz Technologies Ltd.:
Additional shares issued on acquisition	27	386	—	—	—	—	—	—	386
DJ Pharma, Inc.:
Fair value of unvested options granted to employees on acquisition	—	—	7,480	—	—	—	—	—	7,480
Unearned compensation relating to future service period at acquisition date	—	—	(5,721)	—	—	—	—	—	(5,721)
Compensation cost for employee stock options	—	—	461	—	—	—	—	—	461
Collection of warrant subscription receivable	—	—	—	—	—	2,287	—	—	2,287

	131,461	482,842	9,891	—	7,912	—	(113,843)	1,260	388,062

Net loss	—	—	—	—	—	—	(147,976)	—	(147,976)
Other comprehensive loss
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,735)	(1,735)
Unrealized holding loss on long-term investments	—	—	—	—	—	—	—	(893)	(893)

Other comprehensive loss	—	—	—	—	—	—	—	(2,628)	(2,628)

Comprehensive loss									(150,604)
Balance, December 31, 2000	131,461	$482,842	$9,891	$—	$7,912	$—	$(261,819)	$(1,368)	$237,458

	Common shares
	Shares (000s)	Amount	Stock options outstanding	Executive Stock Purchase Plan loans	Warrants outstanding	Warrant subscription receivable	Deficit	Accumulated other comprehensive income (loss)	Total
Issued on the exercise of stock options	2,906	$33,650	$(4,826)	$—	$—	$—	$—	$—	$28,824
Issued under Employee Stock Purchase Plan	6	280	—	—	—	—	—	—	280
Cancelled under stock repurchase program	(2,871)	(14,354)	—	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering	12,500	587,500	—	—	—	—	—	—	587,500
Issue costs	—	(27,454)	—	—	—	—	—	—	(27,454)
Issued on surrender and redemption of Convertible Subordinated Preferred Equivalent Debentures	10,433	314,259	—	—	—	—	—	—	314,259
Issued on exercise of warrants	3,061	30,784	—	—	(1,691)	—	—	—	29,093
Cancellation of non-employee options	—	—	(735)	—	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	737	—	—	—	—	—	737
Executive Stock Purchase Plan loans	—	—	—	(9,988)	—	—	—	—	(9,988)

	157,496	1,407,507	5,067	(9,988)	6,221	—	(367,452)	(1,368)	1,039,987

Net income	—	—	—	—	—	—	87,448	—	87,448
Other comprehensive loss
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,254)	(2,254)
Unrealized holding loss on long-term investments	—	—	—	—	—	—	—	(72)	(72)
Reclassification adjustment for loss on long-term investment included in net income	—	—	—	—	—	—	—	965	965

Other comprehensive loss	—	—	—	—	—	—	—	(1,361)	(1,361)

Comprehensive income									86,087

Balance, December 31, 2001	157,496	1,407,507	5,067	(9,988)	6,221	—	(280,004)	(2,729)	1,126,074

Issued on the exercise of stock options	2,197	21,506	(2,210)	—	—	—	—	—	19,296
Issued under Employee Stock Purchase Plan	17	463	—	—	—	—	—	—	463
Cancelled under stock repurchase program	(12,872)	(114,896)	—	—	—	—	(388,204)	—	(503,100)
Issued on exercise of warrants	11,282	119,044	—	—	(6,221)	—	—	—	112,823
Compensation cost for employee stock options	—	—	1,999	—	—	—	—	—	1,999

	158,120	1,433,624	4,856	(9,988)	—	—	(668,208)	(2,729)	757,555

Net income	—	—	—	—	—	—	87,795	—	87,795
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	—	—	336	336

Other comprehensive income	—	—	—	—	—	—	—	336	336

Comprehensive income									88,131

Balance, December 31, 2002	158,120	$1,433,624	$4,856	$(9,988)	$—	$—	$(580,413)	$(2,393)	$845,686

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$87,795	$87,448	$(147,976)
Add (deduct) items not involving cash
Depreciation and amortization	82,368	55,287	20,988
Amortization of deferred financing costs	2,267	1,580	538
Amortization of discounts on long-term obligations	5,329	10,999	—
Compensation cost for employee stock options	1,999	737	461
Write-down of assets	31,944	80,482	—
Acquired research and development	167,745	—	208,424
Debt conversion premiums, net of cash paid	—	23,574	—
Interest paid through the issuance of common shares	—	1,250	—
Extraordinary item	—	—	20,039
Cumulative effect of change in accounting principle	—	—	43,500
Other	(3,408)	1,450	3,750

	376,039	262,807	149,724
Net change in non-cash operating items	(41,935)	21,314	(47,230)

Cash provided by operating activities	334,104	284,121	102,494

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets	(375,385)	(27,445)	(27,752)
Acquisitions of businesses, net of cash acquired	(240,581)	—	(622,145)
Acquisitions of long-term investments	(85,119)	(866)	(2,454)
Additions to property, plant and equipment	(61,382)	(44,436)	(15,845)
Increase in loan receivable	(30,000)	—	—
Proceeds on reduction in intangible assets	—	15,000	—
Maturity of short-term investments, net	—	—	65,893
Proceeds from sale of assets held for disposal	—	—	20,000

Cash used in investing activities	(792,467)	(57,747)	(582,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	19,615	589,150	109,604
Repurchase of common shares	(503,100)	(119,987)	—
Proceeds from exercise of warrants	112,823	29,093	6,010
Collection of warrant subscription receivable	—	—	2,287
Advance of Executive Stock Purchase Plan loans	—	(9,988)	—
Issuance of Senior Subordinated Notes, net of financing costs	384,280	—	—
Advances (repayments) under revolving term credit facility, including financing costs	107,895	(211,300)	207,000
Repayments of other long-term obligations	(41,980)	(193,366)	(45,602)
Issuance of Convertible Subordinated Preferred Equivalent Debentures, net of financing costs	—	—	288,772
Repurchase of U.S. Dollar Senior Notes	—	—	(141,017)

Cash provided by financing activities	79,533	83,602	427,054

Effect of exchange rate changes on cash and cash equivalents	19	(229)	(187)

Net increase (decrease) in cash and cash equivalents	(378,811)	309,747	(52,942)
Cash and cash equivalents, beginning of year	434,891	125,144	178,086

Cash and cash equivalents, end of year	$56,080	$434,891	$125,144

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX").

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

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include allowances for accounts receivable and inventories, reserves for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets and investments for impairment, the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. Actual results could differ from these estimates.

  Fair value of financial instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to the short maturity periods of these instruments. The fair values of long-term investments and long-term obligations are estimated based on quoted market prices, if available, or other valuation methods such as a present value technique. The fair values of derivative contracts are estimated based on the amount that would have been received or paid to settle the contracts.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost and market, on a first-in, first-out basis. The cost of raw materials and acquired finished goods inventories includes direct costs, less trade discounts. The cost of manufactured inventory includes the cost of raw materials, direct labour and attributable overheads.

  Long-term investments

  Long-term investments in other companies with readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for as being available-for-sale. These investments are reported at fair value with temporary unrealized gains and losses on these investments included in accumulated other comprehensive loss in shareholders' equity. Unrealized losses on these investments that are considered to be other than temporary are recognized in net income (loss).

  Long-term investments in other companies without readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for under the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other than temporary are recognized in net income (loss).

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the assets becoming available for productive use. Depreciation is computed using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Term of lease

  Goodwill and intangible assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based on the consideration paid.

  The Company has adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Intangible assets with finite lives continue to be amortized over their estimated useful lives.

  Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets to goodwill and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified as at December 31, 2001. During 2002, the Company completed the transitional and annual evaluation of its goodwill and determined that none of its goodwill was impaired.

  A reconciliation of reported net income (loss) and earnings (loss) per share, assuming SFAS No. 142 was applied retroactively, is as follows:

	2002	2001	2000
Net income (loss) as reported	$87,795	$87,448	$(147,976)
Goodwill amortization	—	5,583	2,850
Workforce amortization	—	1,071	421

Adjusted net income (loss)	$87,795	$94,102	$(144,705)

Basic earnings (loss) per share
Net income (loss) as reported	$0.58	$0.64	$(1.16)
Goodwill amortization	$—	$0.04	$0.02
Workforce amortization	$—	$0.01	$—

Adjusted net income (loss)	$0.58	$0.69	$(1.14)

Diluted earnings (loss) per share
Net income (loss) as reported	$0.55	$0.58	$(1.16)
Goodwill amortization	$—	$0.04	$0.02
Workforce amortization	$—	$0.01	$—

Adjusted net income (loss)	$0.55	$0.63	$(1.14)

  Intangible assets are reported at cost, less accumulated amortization. Amortization is generally computed using the straight-line method based on the following estimated useful lives:

Brand names	20 years
Product rights	8-20 years
Core technology	15 years

  The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of the assets to the related estimated undiscounted future net cash flows. If the undiscounted future net cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization. Amortization is computed using the straight-line method over the term of the following related obligations:

Revolving term credit facility	3 years
Senior Subordinated Notes	8 years
Convertible Subordinated Preferred Equivalent Debentures	25 years

  Amortization expense related to deferred financing costs is included as a component of interest expense.

  During 2001, in connection with the surrender and redemption of the Company's 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures"), as described in note 16 — Debt Conversion Premiums, the related unamortized deferred financing costs were included in the valuation of the common shares issued.

  Derivative financial instruments

  The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a fair value hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. For a derivative financial instrument that is designated and qualifies as a fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument, and the respective offsetting loss or gain on the underlying hedged item, recognized in net income (loss). Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

  Foreign currency translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive loss in shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the euro.

  Foreign currency transaction gains and losses are included in selling, general and administrative expenses and are immaterial for all periods presented.

  Revenue recognition

  Effective January 1, 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Accordingly, the Company changed its method of accounting to that described below for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1,

  2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43,500,000, which was included in the net loss for 2000. A corresponding amount was recorded in deferred revenue, of which $4,800,000, $6,300,000 and $9,300,000 was amortized to revenue in 2002, 2001, and 2000, respectively.

  Product sales — Product sales revenue is recognized when the product is shipped to the customer, provided that the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of reserves for estimated sales discounts and allowances, returns, recalls, rebates and chargebacks. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Research and development — Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development collaborations, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a straight-line basis over the term of the related collaboration.

  Co-promotion — Co-promotion revenue is recognized when the co-promotion partner records sales of the co-promoted product and is based on a percentage of the co-promotion partner's net sales of the co-promoted product. Sales and marketing costs related to co-promotion revenue are included in selling, general and administrative expenses.

  Royalty and licensing — Royalty revenue is recognized in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. Licensing revenue is deferred and recognized on a straight-line basis over the license period.

  Research and development

  Research and development costs are expensed in the period in which they are incurred. The costs of assets that are purchased from others for a particular research and development project that have not reached technological feasibility and that have no alternative future use are expensed at the time of acquisition. The costs associated with research and development collaborations and with providing contract research services are included in research and development expenses and were $11,570,000, $7,596,000 and $41,522,000 in 2002, 2001 and 2000, respectively.

  Advertising

  Advertising costs related to new product launches are expensed on the first showing of the product. Deferred advertising costs of $8,866,000 are included in deposits and prepaid expenses at December 31, 2002. The Company had not deferred any advertising costs at December 31, 2001. Advertising costs expensed in 2002, 2001 and 2000 were $18,795,000, $3,957,000 and $3,434,000, respectively.

  Co-promotion fees

  Co-promotion fees payable by the Company to its co-promotion partner are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses.

  Stock-based compensation

  Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method or can continue to recognize compensation cost using the intrinsic value based method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value method had been applied. For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25 and has provided the expanded disclosure required by SFAS No. 123.

  The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	2002	2001	2000
Net income (loss) as reported	$87,795	$87,448	$(147,976)
Total stock-based compensation expense determined under fair value based method	14,254	12,216	16,680

Pro forma net income (loss)	73,541	75,232	(164,656)

Basic earnings (loss) per share
As reported	$0.58	$0.64	$(1.16)
Pro forma	$0.48	$0.55	$(1.28)
Diluted earnings (loss) per share
As reported	$0.55	$0.58	$(1.16)
Pro forma	$0.46	$0.50	$(1.28)

  The fair values of all stock options granted during 2002, 2001 and 2000 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected option life (years)	3.8	4.0	4.2
Volatility	46.8%	36.9%	41.1%
Risk-free interest rate	4.5%	5.2%	5.8%

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

  Income taxes

  Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

  Earnings (loss) per share

  Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effects of warrants and stock options are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

  Comprehensive income (loss)

  Comprehensive income (loss) comprises net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments and unrealized holding gains and losses on available-for-sale investments. Accumulative other comprehensive loss is recorded as a component of shareholders' equity.

  Recent accounting pronouncements

  In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 requires any gain or loss on extinguishments of debt to be classified as income or loss from continuing operations, rather than as an extraordinary item. The Company will adopt SFAS No. 145 effective January 1, 2003. The extraordinary item resulting from the extinguishment of the 10 7/8% U.S. Dollar Senior Notes due November 15, 2005 ("Senior Notes") in 2000 will be reclassified as other expense for all comparative figures presented. The adoption of SFAS No. 145 will have no impact on the Company's net results of operations.

  In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should be measured initially at fair value. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Effective January 1, 2003, the Company will account for any exit costs or disposal activities in accordance with SFAS No. 146.

  In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The disclosure requirements are effective for fiscal years ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued after December 31, 2002. The Company has adopted the disclosure requirements of FIN No. 45 effective December 31, 2002, and will adopt the recognition and measurement provisions for guarantees issued after December 31, 2002.

  In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has elected to continue to use the intrinsic value based method under the provisions of APB No. 25 and has adopted the required disclosures of SFAS No. 148 effective December 31, 2002.

3.     ACQUISITIONS

  Acquisitions of intangible assets

  During 2002, the Company acquired the rights to Wellbutrin® and Zyban® in Canada and Vasotec®, Vaseretic®, Teveten® and Zovirax in the United States. Total consideration was allocated based on the fair values on the respective dates of acquisition as follows:

	Wellbutrin® and Zyban®	Vasotec® and Vaseretic®	Teveten®	Zovirax	Total
Acquired assets
Prepaid expenses	$2,609	$—	$—	$—	$2,609
Product rights	45,000	79,500	94,340	173,364	392,204
Trademarks	24,349	165,804	—	—	190,153

	$71,958	$245,304	$94,340	$173,364	$584,966

Consideration
Cash paid, net of gross profit on acquired assets	$1,997	$145,684	$94,340	$133,364	$375,385
Long-term obligations	69,961	99,620	—	40,000	209,581

	$71,958	$245,304	$94,340	$173,364	$584,966

  Wellbutrin® and Zyban®

  On December 26, 2002, Biovail acquired from GlaxoSmithKline plc ("GSK") the Canadian rights to Wellbutrin® SR and Zyban®, as well as the rights to market Biovail's once-daily formulation of bupropion hydrochloride ("HCl") in Canada under the trade name Wellbutrin® XL when, and if, regulatory approval is received. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Both products are formulations of bupropion

  HCl. Biovail obtained the beneficial rights to Wellbutrin® and Zyban® effective December 1, 2002 and will obtain full legal rights on March 2, 2004 following the completion of the payments described below.

  GSK will continue to manufacture and supply Wellbutrin® SR and Zyban® for the period from December 31, 2002 to December 31, 2006. GSK will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. GSK will also continue to market Wellbutrin® SR and Zyban® in Canada for the period from December 1, 2002 to December 31, 2003 and, in consideration, Biovail will pay GSK a tiered royalty on the net sales of the products. Biovail will also pay GSK a royalty on the net sales of Wellbutrin® XL in Canada for twenty years from the date of commercial launch of the product.

  The purchase price for Wellbutrin® and Zyban® comprised initial cash consideration of $1,997,000, including costs of acquisition, plus remaining payments of $72,072,000 payable in four quarterly instalments from June 1, 2003 to March 1, 2004. The remaining payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $69,961,000.

  Prepaid expenses will be amortized over the one-year period from January 1, 2003 during which GSK will market Wellbutrin® SR and Zyban® in Canada. The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively. The estimated weighted average useful life of the acquired assets is approximately sixteen years.

  Vasotec® and Vaseretic®

  On May 10, 2002, Biovail acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck & Co., Inc. ("Merck"), and also acquired the fixed-dose combination New Drug Application ("NDA") of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Merck will also receive royalties on the future sales of any life cycle products developed and marketed in the United States.

  Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development as described in note 25 — Research and Development Collaborations.

  The purchase price for Vasotec® and Vaseretic® comprised cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. The minimum fixed royalty payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the minimum fixed royalty payments was determined to be $99,620,000.

  The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively. The estimated weighted average useful life of the acquired assets is approximately nineteen years.

  A letter of credit was issued to Merck to secure the remaining semi-annual payments Biovail is required to make under the Vasotec® and Vaseretic® agreement. The letter of credit was issued under Biovail's revolving term credit facility (the "Credit Facility") and had a balance remaining of $93,170,000 as at December 31, 2002. The fees incurred to issue the letter of credit are amortized to interest expense over the related term of the letter of credit.

  Teveten®

  On March 18, 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications.

  The purchase price for Teveten® comprised cash consideration of $94,340,000, including costs of acquisition. The product rights will be amortized over an estimated useful life of twenty years.

  Solvay will manufacture and supply Teveten® and Teveten® HCT, and will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay will pay a marketing allowance to Biovail, of up to $20,000,000, to reimburse Biovail for the agreed on direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States. During 2002, Biovail recorded $10,000,000 of the marketing allowance as a reimbursement of a portion of the agreed on direct costs associated with the re-launch of Teveten®. Biovail has formed a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of Teveten®. Solvay has the option to acquire all potential future modifications and innovations developed by Biovail for Teveten® for worldwide markets excluding the United States.

  Zovirax

  Effective January 1, 2002, Biovail acquired from GSK the exclusive distribution rights for Zovirax (acyclovir) Ointment and, on approval by the U.S. Food and Drug Administration ("FDA"), Zovirax Cream in the United States. Zovirax is an anti-viral topical product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores.

  The purchase price for Zovirax comprised cash consideration of $133,364,000, including costs of acquisition. The product rights were being amortized over an estimated useful life of ten years, based on the original term of the distribution agreement.

  Biovail and GSK also entered into a development and co-promotion agreement for Biovail's once-daily formulation of bupropion HCl in the United States ("Wellbutrin XL") as described in note 24 — Co-Promotion Arrangements. In the event of the termination of the Wellbutrin XL development agreement by either party, Biovail would be required to pay GSK additional payments for the rights to the Zovirax products of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based on a percentage of Biovail's gross sales of the Zovirax products during the immediately preceding calendar year. GSK will manufacture and supply Zovirax Ointment and, on FDA approval, Zovirax Cream to Biovail.

  On December 23, 2002, Biovail and GSK agreed to a ten-year extension of the Zovirax distribution agreement. In consideration for the extension, Biovail will pay GSK $40,000,000 on or before March 31, 2003. The amount was added to the value of the unamortized Zovirax product rights and, subsequent to the date of amendment, the Zovirax product rights will be amortized over a revised estimated remaining useful life of nineteen years.

  Adalat

  On December 29, 2000, Biovail and Elan Corporation, plc ("Elan") agreed to certain amendments to the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC (as amended, the "Adalat Agreement"). Under the terms of the Adalat Agreement, Biovail was to pay Elan annual minimum license payments, exclusive of the direct manufacturing cost of the 30mg product purchased from Elan.

  The minimum license payments were capitalized as a product right, with a corresponding long-term obligation to Elan. The value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate comparable to Biovail's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000. The product right was being amortized over its estimated useful life of fifteen years, which was the remaining initial term of the Adalat Agreement. Under the terms of the Adalat Agreement, Biovail was entitled to recover $15,000,000 in the form of a 50% reduction of the minimum license payments otherwise payable to Elan. During 2001, this amount was recorded as a reduction in intangible assets.

  In October 2001, Biovail paid $12,750,000 to Elan to acquire the license to distribute Elan's 60mg bioequivalent version of Adalat CC.

  In June 2002, Biovail, Elan and the U.S. Federal Trade Commission ("FTC") entered into a settlement related to bioequivalent versions of Adalat CC. Under the terms of the FTC's consent order, Biovail and Elan agreed to terminate their licensing and supply agreements such that Biovail and Elan will be responsible for the manufacturing and marketing of their own 30mg and 60mg products. Until May 31, 2003, the FTC settlement grants Biovail a guaranteed supply of the 30mg product from Elan during Biovail's transition to internal production.

  In December 2002, the Company wrote off the net book value of the Adalat product rights as described in note 15 — Write-Down of Assets.

  Acquisitions of businesses

  During 2002, Biovail completed the acquisitions of Pharmaceutical Technologies Corporation ("Pharma Tech") and Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). These acquisitions were accounted for under the purchase method of accounting.

  Total consideration, including costs of acquisition, was allocated based on the estimated fair values on the respective dates of acquisition as follows:

	Pharma Tech	Pharma Pass	Total
Acquired assets
Acquired research and development	$60,558	$107,187	$167,745
Product rights	5,000	63,800	68,800
Core technology	—	7,700	7,700
Current liabilities	(3,664)	—	(3,664)

Cash paid, net of cash acquired	$61,894	$178,687	$240,581

  PHARMA TECH

  Background

  Pharma Tech is a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including Biovail, to conduct the contract research and development services. Biovail provided contract research and advisory services consistent with contractual relationships it had with other third parties. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of ten years from the date of launch of each product. Biovail had options to acquire PharmaTech's interest in the products or to acquire Pharma Tech.

  Prior to the acquisition, Biovail earned revenue from providing advisory and contract research services to Pharma Tech of $2,844,000 and $2,189,000 in 2002 and 2001, respectively. The costs of providing these services to Pharma Tech were $2,053,000 and $1,679,000 in 2002 and 2001, respectively, and Biovail was also reimbursed amounts at cost of $2,509,000 and $1,395,000 in 2002 and 2001, respectively.

  Description of acquisition

  On December 17, 2002, Biovail paid $43,080,000 to Pharma Tech to terminate the development of one of the products under development and the associated royalties on future sales of the product when, and if, approved by the FDA. At the date of termination, the product had not reached technological feasibility, had no known alternative uses and had not yet been submitted for approval by the FDA. Accordingly, the termination payment was expensed as acquired research and development. Biovail is continuing the development program for this product.

  On December 31, 2002, Biovail acquired 100% of the outstanding shares of Pharma Tech for $22,600,000, including costs of acquisition. Through the acquisition of Pharma Tech, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Tech. Pharma Tech has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Tech were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each asset were determined based on the relative risk of achieving the assets' estimated cash flows and were in the range of 30% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Tech was involved in a number of product development projects that had not been submitted for approval by the FDA. An additional product development project has received an approvable letter from the FDA; however, significant technical issues require resolution before final approval will be granted. The products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits unless regulatory approval is obtained.

  Product rights

  At the date of acquisition, Pharma Tech was involved with an additional product development project that had been submitted for approval by the FDA. The product has received an approvable letter from the FDA and Biovail believes that the remaining issues can be successfully resolved and that final approval will be granted. However, since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits unless regulatory approval is obtained. The product rights will be amortized over an estimated useful life of fifteen years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Tech as if the acquisition had occurred on January 1, 2001. Included in the consolidated results for 2001 is the write-off of acquired research and development. All transactions between Biovail and Pharma Tech have been eliminated.

	2002	2001
Total revenue	$778,492	$579,815
Net income	105,741	5,411
Basic earnings per share	$0.70	$0.04
Diluted earnings per share	$0.66	$0.04

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Pharma Tech been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

  PHARMA PASS

  Background

  Pharma Pass is a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including Biovail, in Europe and the United States. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of fifteen years from the date of launch of each product.

  Description of acquisition

  On December 6, 2002, Biovail acquired 100% of the outstanding interests of Pharma Pass LLC and 100% of the outstanding shares of Pharma Pass S.A. for $178,687,000 including costs of acquisition. Through the acquisition of Pharma Pass, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Pass. Pharma Pass has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Pass were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each asset were determined based on the relative risk of achieving the assets' estimated cash flows and were generally in the range of 9% to 45%. The estimated weighted average useful life of the acquired assets is approximately four years.

  Acquired research and development

  At the date of acquisition, Pharma Pass was involved in approximately twenty product development projects for a number of pharmaceutical companies including Biovail. At the date of acquisition, a number of the products had been submitted for approval by the FDA. The remaining products are expected to be submitted for approval by the FDA, and/or other regulatory authorities, over approximately the next three years. The products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

  Product rights

  Biovail obtained interests in certain licensed products including Tricor (fenofibrate) and a bioequivalent version of Prilosec (omeprazole). Biovail is entitled to royalties on sales of Tricor and a participating interest in the gross profit on sales of a bioequivalent version of Prilosec.

  The interest in Tricor will be amortized over an estimated useful life of eight years. The interest in the gross profit on sales of a bioequivalent version of Prilosec will be amortized over its estimated useful life using a variable charge method to reflect the pattern in which the economic benefits of the asset are consumed. The estimated weighted average useful life for the product rights is approximately three years.

  Core technology

  Biovail obtained the patents related to Pharma Pass' Zero Order Release System ("ZORS"), a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule. Biovail believes the ZORS technology has application to products currently in formulation and to the future development of controlled-release products.

  Biovail also obtained Pharma Pass's oral Colonic Delivery System ("CDS"), a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon. Biovail also has the option to continue the development of four products utilizing the CDS technology. Biovail will pay up to $10,000,000 in milestone fees subject to the successful completion of the development of the colonic products. Biovail will obtain ownership of the CDS patents following the net payment of $10,000,000 less the sum of the milestone fees paid.

  The core technology will be amortized over an estimated useful life of fifteen years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Pass as if the acquisition had occurred on January 1, 2001. Included in the consolidated results for 2001 is the write-off of acquired research and development. All transactions between Biovail and Pharma Pass have been eliminated.

	2002	2001
Total revenue	$794,827	$587,408
Net income (loss)	198,004	(19,672)
Basic earnings (loss) per share	$1.30	$(0.14)
Diluted earnings (loss) per share	$1.23	$(0.14)

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Pharma Pass been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

  During 2000, the Company completed the acquisitions of Intelligent Polymers Limited ("Intelligent Polymers"), the Cardizem® product line ("Cardizem®") and DJ Pharma, Inc. ("DJ Pharma"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

	Intelligent Polymers	Cardizem®	DJ Pharma	Total
Acquired research and development	$208,424	$—	$—	$208,424
Current assets	3,287	—	14,705	17,992
Equipment	—	—	672	672
Deferred compensation trust fund	—	—	8,268	8,268
Assembled workforce	—	—	5,200	5,200
Brand names and product rights	5,000	406,070	130,500	541,570
Goodwill	—	—	70,497	70,497
Current liabilities	(14,270)	—	(22,844)	(37,114)
Deferred compensation obligation	—	—	(8,268)	(8,268)
Debt assumed	—	—	(34,169)	(34,169)

	$202,441	$406,070	$164,561	$773,072

Consideration
Cash paid, net of cash acquired	$202,441	$239,652	$162,802	$604,895
Issue of non-employee options	—	590	—	590
Fair value of options granted to employees	—	—	1,759	1,759
Accrued acquisition costs	—	4,000	—	4,000
Cardizem® obligation	—	161,828	—	161,828

	$202,441	$406,070	$164,561	$773,072

  INTELLIGENT POLYMERS

  Background

  In July 1997, Intelligent Polymers, a Bermuda corporation, was formed primarily to develop once-daily, controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

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

  For the period ended September 29, 2000, payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 and the cost of providing those services to Intelligent Polymers was $35,200,000.

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

  On December 29, 2000, the Company purchased all the voting common shares of IPL Acquireco for total consideration of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in the Company's consolidated financial statements from December 29, 2000.

  Acquired research and development

  At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval by the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

  Biovail is continuing the development programs for the various products previously being developed for Intelligent Polymers. At December 31, 2002, three of these developmental programs (tramadol, metformin and buspirone) were in Phase III clinical trials and an NDA has been filed by GSK with the FDA for another (bupropion HCI) as described in note 24 — Co-Promotion Arrangements.

  Intangible asset

  Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right was included in the value of the net liabilities assumed of Intelligent Polymers. In 2001, the Company wrote off the net book value of the product right as described in note 15 — Write-Down of Assets.

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

  The purchase price for Cardizem® was $409,500,000 in cash comprised of an initial payment of $239,500,000 and the balance of $170,000,000 payable equally over the four quarters of 2001. The remaining payments were present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, and was allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

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

  Aventis agreed to reimburse the Company the sum of $21,000,000 for transitional expenses incurred by the Company. During 2002 and 2001, the Company applied $4,331,000 and $11,275,000, respectively, of the sum to recompense the amounts paid under the manufacturing agreement, as described above, and the balance as a reimbursement of other incremental transitional costs incurred. The remaining $5,394,000 has been recorded in accrued liabilities and has been specifically allocated to the payment due January 2, 2003 under the manufacturing agreement and for other unconditional obligations assumed from Aventis at the time of the acquisition.

  DJ PHARMA (RENAMED BIOVAIL PHARMACEUTICALS, INC.)

  Description of acquisition

  On October 6, 2000, the Company acquired DJ Pharma for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. The total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on the ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the Company's consolidated financial statements from October 6, 2000.

  DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura included a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company ("Lilly"); a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec®") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

  DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

  Assembled workforce

  At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and was estimated to have a useful life of six years.

  Effective January 1, 2002, the Company reclassified the net book value of the assembled workforce to goodwill.

  Product rights

  At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec® and Cedax. These contracts provided the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJPharma obtained exclusive rights to Keftab, Dura-Vent and Rondec® through to December 31, 2002, in return for payment of certain license fees based on a percentage of net sales, subject to annual minimums and maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma was to obtain Dura's rights to Dura-Vent worldwide, and its rights to Rondec® and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec® products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

  On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec® product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement and to settle the promissory note payable and the product acquisition notes payable to Dura plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

  In 2001, the Company recorded a write-down of the net book values of the Keftab and Dura-Vent product rights as described in note 15 — Write-Down of Assets.

  Deferred compensation

  DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totalling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for income tax purposes. The assets of the trust have been recorded in other assets with a corresponding amount recorded as a deferred compensation obligation in long-term obligations. Changes in the value of the assets held by the trust are recorded in net income (loss) each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

  FUISZ TECHNOLOGIES LTD. (RENAMED BIOVAIL TECHNOLOGIES LTD.)

  Biovail acquired Fuisz Technologies Ltd. ("Fuisz") on November 12, 1999. During 2000, Biovail paid $17,250,000 to settle a pre-acquisition contract of Fuisz. A $10,000,000 reserve for the settlement of the pre-acquisition contract was included in the determination of the net assets of Fuisz acquired. The settlement of the contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the reserve was based on the information available to Biovail at that time. Also during 2000, Biovail issued 27,000 additional common shares related to the acquisition of Fuisz with a fair value of $386,000. The excess of the cash settlement of the contract over the amount of the reserve and the issuance of the common shares resulted in an additional amount of $7,460,000 that was allocated to goodwill.

  Effective January 4, 2000, Biovail entered into an agreement to sell all of the issued share capital of a subsidiary of Fuisz, Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. Biovail recognized no gain or loss on this transaction as Clonmel was included at its fair value in the determination of the net assets of Fuisz acquired.

4.     CASH AND CASH EQUIVALENTS

	2002	2001
Cash and bank certificates of deposit	$39,111	$235,038
Money market funds and corporate debt securities	16,969	70,729
Canadian and U.S. government securities	—	129,124

	$56,080	$434,891

  The Company invests its excess cash in high quality (investment grade 'AA' or better) government and corporate debt securities.

5.     ACCOUNTS RECEIVABLE

	2002	2001
Trade (net of allowance for doubtful accounts of $3,440,000 and $7,085,000 at December 31, 2002 and 2001, respectively)	$141,308	$86,325
Royalties	30,104	6,313
Other	19,568	3,918

	$190,980	$96,556

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Four customers accounted for 53% of trade and royalties receivable at December 31, 2002, and three customers accounted for 51% of trade and royalties receivable at December 31, 2001. The Company believes that there is no unusual exposure associated with the collection of these receivables.

6.     INVENTORIES

	2002	2001
Raw materials	$14,949	$12,110
Work in process	11,901	5,818
Finished goods	26,197	20,578

	$53,047	$38,506

7.     LONG-TERM INVESTMENTS

	2002	2001
Ethypharm S.A.	$67,802	$—
DepoMed, Inc.	6,277	—
Other	5,245	2,355

	$79,324	$2,355

  Ethypharm S.A.

  On April 12, 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm S.A. ("Ethypharm"). In addition, Biovail obtained a three-year option to purchase up to 4,080,882 additional common shares of Ethypharm for $6.66 per share plus 10% per annum, compounded annually. To December 31, 2002, Biovail had not exercised its option. The investment in Ethypharm is being accounted for under the cost method.

  Biovail also licensed the marketing rights to six products from Ethypharm as described in note 25 — Research and Development Collaborations.

  DepoMed, Inc.

  On July 9, 2002, Biovail invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of DepoMed, Inc. ("DepoMed"). In addition, Biovail obtained a one-year option to purchase up to 821,959 additional common shares of DepoMed for $5.125 per share, subject to a termination provision if DepoMed's common stock price exceeds $6.50 per share for 20 out of 30 consecutive trading days any time after November 6, 2002. Biovail also obtained a three-year option to purchase additional common shares of DepoMed, in an amount sufficient for Biovail to increase its investment up to 20% of DepoMed's issued and outstanding common shares (calculated following the exercise of the option), for $5.00 per share plus 20% per annum, compounded monthly. To December 31, 2002, Biovail had not exercised its options.

  Biovail's initial investment was allocated between the value of common shares acquired of $12,344,000 and the value of the options to purchase additional common shares of $1,331,000. The investment in DepoMed has been classified as being available-for-sale. At

  December 31, 2002, the fair value of the common shares, based on the quoted market price, was $6,092,000 and the fair value of the options was $185,000. In 2002, Biovail recognized an other than temporary decline in the value of the investment of $7,398,000, as described in note 15 — Write-Down of Assets.

  Biovail also licensed the rights to manufacture and market a once-daily metformin HCl product as described in note 25 — Research and Development Collaborations.

8.     PROPERTY, PLANT AND EQUIPMENT

	2002		2001
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	$10,477	$—	$7,357	$—
Buildings	59,341	6,959	27,154	5,116
Machinery and equipment	62,736	16,920	43,225	14,168
Other equipment and leasehold improvements	42,401	14,292	37,603	10,474

	174,955	$38,171	115,339	$29,758

Less accumulated depreciation	38,171		29,758

	$136,784		$85,581

  At December 31, 2002 and 2001, the cost of property, plant and equipment included $54,365,000 and $24,701,000, respectively, of assets under construction, or awaiting FDA approval, and not available for productive use. Interest capitalized amounted to $513,000 and $1,089,000 in 2002 and 2001, respectively.

  Depreciation expense amounted to $9,794,000, $9,386,000 and $8,096,000 in 2002, 2001 and 2000, respectively.

9.     INTANGIBLE ASSETS

	2002		2001
	Cost	Accumulated amortization	Cost	Accumulated amortization
Brand names	$596,223	$47,794	$406,070	$20,932
Product rights	571,105	55,531	175,296	19,342
Core technology	18,885	2,385	11,185	1,639
Workforce	—	—	7,241	1,519

	1,186,213	$105,710	599,792	$43,432

Less accumulated amortization	105,710		43,432

	$1,080,503		$556,360

  Amortization expense amounted to $72,574,000, $40,318,000 and $10,042,000 in 2002, 2001 and 2000, respectively. Estimated annual amortization expense, related to intangible assets recorded as at December 31, 2002, for each of the five succeeding years ending December 31 is as follows:

2003	$100,000
2004	62,000
2005	62,000
2006	62,000
2007	62,000

  Product rights have an estimated weighted average useful life of approximately sixteen years. Total intangible assets have an estimated weighted average useful life of approximately eighteen years.

10.   OTHER ASSETS

	2002	2001
Deferred financing costs	$17,348	$4,300
Less accumulated amortization	3,536	1,260

	13,812	3,040
Zovirax distribution agreement	40,656	—
Loan receivable	30,000	—
Interest rate swap contracts	18,647	—
Deferred compensation trust fund	5,681	6,520
Long-term receivable	4,554	4,554

	$113,350	$14,114

  Amortization expense related to deferred financing costs amounted to $2,267,000, $1,580,000 and $538,000 in 2002, 2001 and 2000, respectively.

  Zovirax distribution agreement

  In consideration for several amendments to the original terms of the Zovirax distribution agreement effective October 1, 2002, Biovail will pay GSK $11,500,000 per year in four annual instalments on March 31 of each year beginning in 2004. If approval of Wellbutrin XL is not granted by the FDA by September 30, 2003, the original terms specified in the distribution agreement will once again become effective. If approval of Wellbutrin XL is not granted by the FDA by December 31, 2003, Biovail will be required to repay GSK an aggregate amount equal to the value derived from the amended terms for the period from October 1, 2002 to September 30, 2003.

  The annual instalment payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the payments was determined to be $40,656,000, and the amount will be amortized over the period of benefit from the amended terms. The value derived from the amended terms for the period from October 1, 2002 to December 31, 2002 was recorded in deferred revenue at December 31, 2002 and will be amortized to revenue beginning when, and if, Wellbutrin XL is approved by the FDA.

  Loan receivable

  On November 13, 2002, in connection with a co-promotion agreement between Biovail and Reliant Pharmaceuticals, LLC ("Reliant"), as described in note 24 — Co-Promotion Arrangements, Biovail, together with certain of Reliant's existing lenders, established an $85,000,000 secured credit facility in favour of Reliant. Biovail has committed to fund up to $40,000,000 of the credit facility. The credit facility is available to Reliant, subject to certain financial and non-financial covenants, for general corporate purposes. The credit facility is secured by a first charge over certain property and assets of Reliant.

  Interest is calculated daily on the outstanding advances at U.S. prime plus a margin of 2% and is payable in arrears on the first day of each calendar quarter. Prior to March 31, 2005, Reliant may elect to accrue but not make cash payments of interest. Such accrued interest will be added to the principal amount of the outstanding advances at March 31, 2005.

  Reliant is entitled to prepay any or all of the outstanding advances at any time without penalty. Commencing March 31, 2005, Reliant is to begin repayment of the outstanding advances in eight equal quarterly instalments, with the final instalment due on December 31, 2006.

  At December 31, 2002, Biovail had advanced $30,000,000 to Reliant under the credit facility.

  Interest rate swap contracts

  In June 2002, the Company entered into three interest rate swap contracts of aggregate $200,000,000 notional amount, which have been designated as a hedge of the 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

  The interest rate swaps effectively modify the Company's exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to a floating rate. These transactions involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount.

  Due to a decline in the benchmark LIBOR rates, the marked-to-market value of the interest rate swaps at December 31, 2002 was an asset of $18,647,000 with a respective offsetting $15,239,000 fair value adjustment added to the carrying value of the Notes in long-term obligations. For the period ended December 31, 2002, the Company recognized a net gain of $3,408,000, as other income, related to the ineffective portion of the interest rate swaps.

11.   ACCRUED LIABILITIES

	2002	2001
Product returns, rebates and chargebacks	$42,976	$27,945
Employee costs	12,690	9,708
Interest	9,512	2
Inventory	7,974	1,638
Cardizem® transitional expenses	5,394	9,725
Other	16,743	10,971

	$95,289	$59,989

12.   DEFERRED REVENUE

	2002	2001
Up-front research and development fees	$13,000	$33,289
Up-front licensing fees and other	21,559	14,022
Customer prepayments	3,588	2,819

	38,147	50,130
Less current portion	19,947	27,030

	$18,200	$23,100

  At December 31, 2001, up-front research and development fees included $11,500,000 of fees received from GSK related to the development of Wellbutrin XL, as described in note 24 — Co-Promotion Arrangements, and $6,689,000 of fees received from Pharma Tech. During 2002, these fees were recognized in research and development revenue.

13.   LONG-TERM OBLIGATIONS

	2002	2001
Senior Subordinated Notes	$400,000	$—
Unamortized discount	(2,646)	—
Fair value adjustment	15,239	—

	412,593	—
Revolving term credit facility	110,000	—
Zovirax obligation	80,656	—
Wellbutrin® obligation	69,961	—
Vasotec® obligation	67,942	—
Adalat obligation	—	38,626
Deferred compensation	6,198	7,535

	747,350	46,161
Less current portion	122,590	12,592

	$624,760	$33,569

  Interest expense on long-term obligations amounted to $28,564,000, $20,195,000 and $3,059,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest expense in 2002 and 2001 included the amortization of the discounts on long-term obligations of $5,329,000 and $10,999,000, respectively.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured Notes. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning Apri11 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969
2008 and thereafter	100.000

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  At December 31, 2002, the aggregate market value of the Notes, based on the quoted market price, was $402,000,000.

  Revolving term Credit Facility

  On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia (the "Bank") for a $300,000,000 Credit Facility. The Credit Facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, the Credit Facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of the Credit Facility which, in aggregate, exceeded the original commitment. Effective July 25, 2002, the Credit Facility was further increased to $600,000,000. The Credit Facility is revolving in nature for a term of 364 days and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 25, 2003. If the Lenders elect not to further extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly instalments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

  Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt restructuring activities, exceeding established thresholds. On a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rates of interest at December 31, 2002 and 2001 were 3.74% and 3.25%, respectively.

  As at December 31, 2002, the Company had advances of $110,000,000 borrowed under the Credit Facility and a letter of credit of $93,170,000 issued under the Credit Facility. The Company had a remaining balance of $396,830,000 available to borrow under the Credit Facility.

  Zovirax obligation

  The obligation relates to the amendments to the Zovirax distribution agreement. The non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The payment related to the extension of the Zovirax distribution agreement of $40,000,000 is due on or before March 31, 2003. The remaining payments are payable annually in four gross instalments of $11,500,000 on March 31 of each year, beginning in 2004.

  Wellbutrin® obligation

  The obligation relates to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. The non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The payments are payable quarterly beginning June 1, 2003 in the following gross annual amounts: 2003 — $53,562,000; and 2004 — $18,509,000.

  Vasotec® obligation

  The obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. The non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The Company has made the first two payments of $17,240,000 each. The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2003 — $25,782,000; 2004 — $19,747,000; 2005 — $15,256,000; and 2006 — $14,011,000.

  Adalat obligation

  The obligation reflected the minimum license payments payable under the Adalat Agreement. The non-interest bearing obligation was discounted based on an imputed interest rate of approximately 8%. In December 2002, the Company wrote off the remaining Adalat obligation as described in note 15 — Write-Down of Assets.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

2003	$122,590
2004	46,034
2005	124,428
2006	24,361
2007	11,146
Thereafter	418,791

$747,350

14.   SHAREHOLDERS' EQUITY

  Authorized and issued shares

  Share offerings

  In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

  In March 2000, concurrent with the offering of Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

  Stock repurchase programs

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to 5% of its issued and outstanding common shares. In May 2002, the Board of Directors increased the amount to 10% of the Company's issued and outstanding common shares. An aggregate of 12,872,300 common shares were repurchased under this program, through open market transactions on the NYSE and TSX, at an average purchase price of $39.08 per share, for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $388,204,000, was charged to deficit. The program was terminated with no further common shares repurchased.

  In September 2001, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 per share, for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $105,633,000, was charged to deficit.

  Stock Option Plan

  Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration stock splits, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

  The options' vesting terms vary based on the type of options. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

  Options granted after January 1, 1999 vest as follows: executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on March 1 and expire not later than seven years from the date of the grant.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2002:

	Options (000s)	Weighted average exercise price
Outstanding balance, December 31, 1999	10,447	$10.81
Granted	2,345	27.06
Exercised	(2,436)	5.79
Forfeited	(307)	18.29

Outstanding balance, December 31, 2000	10,049	15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53
Granted	2,068	36.84
Exercised	(2,197)	8.71
Forfeited	(199)	28.48

Outstanding balance, December 31, 2002	5,925	$28.23

Weighted average fair value of stock options granted during the period		$13.58

  The following table summarizes information about options outstanding at December 31, 2002:

Range of exercise prices	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable (000s)	Weighted average exercise price
$ 0.81 – $3.52 [1]	138	7.0	$3.05	93	$2.89
7.59 – 10.50	601	1.1	9.35	601	9.35
12.77 – 17.50	206	2.0	17.37	206	17.37
22.50 – 31.00	2,887	4.2	25.59	1,883	23.10
36.00 – 45.00	2,093	4.4	40.01	741	38.94

	5,925	4.0	$28.23	3,524	$23.22

  1
  These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement as described in note 3 — Acquisitions.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration stock splits, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

  Executive Stock Purchase Plan

  In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. The loans are full recourse and are secured by the common shares purchased pursuant to the loans and bear interest at a rate equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earlier of: (a) September 30, 2003; (b) 30 days following the termination or cessation of the executive officer's employment with the Company; or (c) where the executive officer disposes of common shares of the Company with a value equal to, or greater than, the loan.

  Warrants outstanding

  In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. On September 30, 1999, the units separated and Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants were exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2002, substantially all of the remaining outstanding warrants were exercised, resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

  During 2001, the Company issued 27,600 common shares, on the exercise of 6,900 warrants, for proceeds of $276,000. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders approximately $2 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

  During 2000, the Company issued 601,000 common shares, on the exercise of 150,250 warrants, for proceeds of $6,010,000.

15.   WRITE-DOWN OF ASSETS

  In 2002, the Company recorded a $31,944,000 non-cash charge related to the write-down of the following assets:

  As a result of the settlement reached between Biovail, Elan and the FTC with respect to the introduction of bioequivalent versions of Adalat CC, the licensing and supply agreements between Biovail and Elan were terminated. The FTC consent order effectively nullifies Biovail's long-term obligation to make the minimum license payments to Elan under the Adalat Agreement. Biovail has been in negotiations to have Elan reacquire the rights to its bioequivalent versions of Adalat CC that had been sold to Biovail. As there has been no meaningful progress to these negotiations, and as Biovail is unable to ascertain the eventual outcome of these negotiations, in December 2002 Biovail determined that the net book value of the Adalat product rights of $55,787,000, net of the corresponding long-term obligation to Elan of $33,381,000, should be written off. The Company recorded a related non-cash charge of $22,406,000.

  During 2002, the Company recorded unrealized holding losses on its investment in DepoMed and other investments of $7,398,000 and $676,000, respectively, and recorded other asset write-downs of $1,464,000.

  In 2001, the Company recorded an $80,482,000 non-cash charge related to the write-down of the following assets:

  On March 7, 2001, Lilly announced a voluntary recall of Keftab tablets due to problems with the product's stability. Lilly is under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, the product's manufacturing problems had yet to be resolved by Lilly. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written down to the estimated recoverable value of $10,000,000. The Company recorded a related non-cash charge of $54,565,000.

  The Company believes Lilly is responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company commenced a legal action against Lilly in which Biovail is seeking damages as a result of Lilly's voluntary recall of Keftab as described in note 23 — Legal Proceedings.

  In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to the Company by a third party. These supply interruptions have caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the net book value should be written off. The Company recorded a related non-cash charge of $18,966,000.

  During 2001, the Company determined that the intangible asset associated with the acquisition of Intelligent Polymers was no longer necessary to its development efforts and the net book value of the intangible asset should be written off. The Company recorded a related non-cash charge of $4,000,000.

  During 2001, the Company recorded other asset write-downs and an unrealized holding loss on other investments of $2,951,000.

16.   DEBT CONVERSION PREMIUMS

  The Company issued, under an indenture dated March 22, 2000, 6,000,000 Debentures for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. At the holders' option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share.

  During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders on their surrender of $173,845,000 aggregate principal amount of outstanding Debentures. The Company recorded a debt conversion premium of $23,682,000, which represented the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures. The Company also recorded an increase to common shares of $192,623,000, which included the debt conversion premium combined with the carrying value of the Debentures on the date of surrender of $168,941,000. The carrying value of the Debentures comprised the aggregate principal amount of the Debentures plus accrued and unpaid interest to the date of surrender of $1,250,000, reduced by the proportionate unamortized deferred financing costs related to the Debentures of $6,154,000.

  In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate principal amount of Debentures on November 27, 2001. Prior to the redemption date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded a debt conversion premium of $11,241,000, which represented the aggregate amount of interest that would have been paid on the Debentures from the redemption date to March 31, 2003. The Company also recorded an increase to common shares of $121,636,000 comprising the aggregate principal amount of the remaining Debentures, reduced by $108,000 aggregate principal amount of Debentures redeemed for cash on the redemption date, and the proportionate unamortized deferred financing costs related to the Debentures of $4,396,000.

17.   INCOME TAXES

  The components of the provision for income taxes are as follows:

	2002	2001	2000
Current
Domestic	$1,250	$3,670	$800
Foreign	20,250	10,165	4,810

	21,500	13,835	5,610
Deferred
Domestic	—	—	—
Foreign	—	1,450	3,750

	—	1,450	3,750

	$21,500	$15,285	$9,360

  The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income (loss) before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2002	2001	2000
Income (loss) before provision for income taxes	$109,295	$102,733	$(75,077)
Expected Canadian statutory rate	39.42%	42.12%	44.39%

Expected provision for (recovery of) income taxes	43,084	43,271	(33,327)
Non-deductible amounts
Amortization expense	26,130	14,600	1,265
Acquired research and development	66,125	—	92,519
Foreign tax rate differences	(126,862)	(100,619)	(58,379)
Unrecognized income tax benefit of losses	9,347	24,524	5,922
Increase in valuation allowance	—	32,236	—
Other	3,676	1,273	1,360

	$21,500	$15,285	$9,360

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Deferred income taxes have been provided on the following temporary differences:

	2002	2001
Deferred tax assets
Tax loss carryforwards	$68,639	$40,315
Scientific Research and Experimental Development pool	17,544	13,881
Investment tax credits	15,948	12,802
Deferred financing and share issue costs	15,573	19,602
Reserves	14,601	4,372
Plant, equipment and technology	4,819	4,547
Intangible assets	—	2,889
Other	3,378	4,062

Total deferred tax assets	140,502	102,470
Less valuation allowance	(116,521)	(98,685)

Net deferred tax assets	23,981	3,785

Deferred tax liabilities
Intangible assets	20,958	3,785
Other	3,023	—

Total deferred tax liabilities	23,981	3,785

Net deferred income taxes	$—	$—

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to be unrealized based on estimated future taxable income and tax planning strategies. During 2002 and 2001, the valuation allowance increased by $17,836,000 and $55,435,000, respectively. The increase in the valuation allowance is mainly related to accumulated tax losses and tax credit carryforwards.

  At the date of acquisition of DJ Pharma, the Company recognized deferred tax liabilities of $33,903,000 and deferred tax assets of $1,011,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill. The Company also recognized the available tax benefit of previously existing U.S. federal tax loss carryforwards, through a $32,892,000 reduction in the valuation allowance, an amount equal to the net taxable temporary differences of DJ Pharma. During 2001 and 2000, the Company utilized $1,450,000 and $3,750,000, respectively, of pre-acquisition U.S. federal tax loss carryforwards of Fuisz to reduce taxes on income earned by DJ Pharma since the date of acquisition. The utilization of these loss carryforwards resulted in a corresponding reduction in the value of the Fuisz goodwill acquired.

  At December 31, 2002, the Company has accumulated tax losses of approximately $32,500,000 available for federal purposes and approximately $48,900,000 available for provincial purposes in Canada, which expire from 2004 to 2009. The Company also has approximately $15,900,000 of unclaimed Canadian investment tax credits, which expire from 2003 to 2012. The losses and investment tax credits can be used to offset future years' taxable income.

  In addition, the Company has pooled Scientific Research and Experimental Development expenditures amounting to approximately $58,200,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  The Company has accumulated tax losses of approximately $147,900,000 for federal and state purposes in the United States, which expire from 2007 to 2022. The losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred.

18.   EXTRAORDINARY ITEM

  In March 2000, the Company repurchased all of its outstanding Senior Notes at a redemption price of 112.820% of the principal amount, plus accrued interest. The aggregate consideration paid to repurchase the Senior Notes was $141,017,000. The $16,017,000 premium paid, together with the unamortized deferred financing costs related to the Senior Notes, were classified as an extraordinary item.

19.   EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share were computed as follows:

	2002	2001	2000
Net income (loss)	$87,795	$87,448	$(147,976)

Basic weighted average number of common shares outstanding (000s)	151,960	136,928	128,824
Dilutive effect of warrants and stock options (000s)	8,503	13,762	—

Adjusted weighted average number of common shares outstanding (000s)	160,463	150,690	128,824

Basic earnings (loss) per share	$0.58	$0.64	$(1.16)
Diluted earnings (loss) per share	$0.55	$0.58	$(1.16)

  For 2000, all warrants and stock options were excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive. For all periods presented, the potential dilutive effect of warrants and stock options on the weighted average number of common shares outstanding was as follows:

	2002	2001	2000
Basic weighted average number of common shares outstanding (000s)	151,960	136,928	128,824
Dilutive effect of warrants (000s)	5,992	10,183	9,657
Dilutive effect of stock options (000s)	2,511	3,579	5,031

Diluted weighted average number of common shares outstanding (000s)	160,463	150,690	143,512

  For 2001 and 2000, the Debentures were excluded from the calculation of diluted earnings (loss) per share because the effect would have been anti-dilutive.

20.   OPERATING LEASES

  The Company enters into operating leases for certain facilities, vehicles and equipment. Lease payments were approximately $5,000,000, $5,200,000 and $4,800,000 in 2002, 2001 and 2000, respectively.

  Future minimum annual lease payments under operating leases for the years ending December 31 are as follows:

2003	$6,667
2004	5,820
2005	4,835
2006	2,700
2007	1,346
Thereafter	1,107

21.   CASH FLOW INFORMATION

  Net change in non-cash operating items

	2002	2001	2000
Accounts receivable	$(93,241)	$4,778	$(35,950)
Inventories	(14,643)	(14,341)	(3,886)
Deposits and prepaid expenses	(12,265)	(1,296)	(1,673)
Accounts payable	35,717	1,138	(5,432)
Accrued liabilities	36,863	24,489	(9,840)
Income taxes payable	17,618	10,649	3,779
Deferred revenue	(11,984)	(4,103)	5,772

	$(41,935)	$21,314	$(47,230)

  Non-cash investing and financing activities

	2002	2001	2000
Long-term obligation related to the acquisition of Vasotec® and Vaseretic®	$(99,620)	$—	$—
Long-term obligation related to the amendments to the Zovirax distribution agreement	(80,656)	—	—
Long-term obligation related to the acquisition of Wellbutrin® and Zyban®	(69,921)	—	—
Issuance of common shares on the surrender and redemption of Debentures	—	(314,259)	—
Long-term obligation related to the acquisition of Cardizem®	—	—	(161,828)
Accrued acquisition costs related to Cardizem®	—	—	(4,000)
Long-term obligation related to the Adalat Agreement	—	—	(58,090)

	$(250,197)	$(314,259)	$(223,918)

  Cash paid during the year

	2002	2001	2000
Interest paid	$14,899	$22,837	$20,546
Income taxes paid	5,063	4,380	1,889
Debt conversion premium paid	—	11,241	—

22.   RELATED PARTY TRANSACTIONS

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

23.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings, which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of Abbreviated New Drug Applications ("ANDA"). The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  At different times in early 1998, the Company was sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by Biovail's filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. Discovery is currently underway for this action; however, a timeline for a trial has not yet been established. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply of generic Verelan SR obligations to the Company. This legal proceeding was completed in January 2003. Biovail was successful in the action and was awarded judgment and interest.

  The Company commenced an action against Lilly in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly had forced a recall of the product because it has been unable to supply a stable product. In March 2003, Biovail settled its action with Lilly and received compensation for lost margin on Keftab sales and expenses incurred with respect to the Keftab recall.

  The net recovery from the settlement of the Mylan and Lilly actions was $24,755,000 plus interest.

  In February 2002, a plaintiff commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Dura-Vent, a product containing PPA and formerly marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended. This case has been currently stayed.

  Several consumer class action Complaints have been filed against the Company in which plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. The Company has filed an Answer denying any impropriety or illegality. The Company believes that the complaints are without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA since a generic version of Tiazac® did not receive FDA approval for a long period of time following the removal of all legal or regulatory impediments by the Company. Indeed, that product's failure to receive timely approval was due to its own scientific issues unrelated to any regulatory action taken by the Company. The Company will vigorously defend these actions. One such action has been voluntarily discontinued.

  Several consumer class action suits have recently been commenced jointly against Biovail and Elan and against Teva Pharmaceuticals USA, Inc. ("Teva") relating to an agreement between a Biovail subsidiary and Elan for Biovail's in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail will vigorously defend these suits in due course. Biovail believes these suits are without merit, since the delay in the marketing or out-licensing of the Adalat CC product was due to the Company's inability to manufacture the product pursuant to prescribed specifications and not because of any improper activity on its part.

  RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in October 2001, in respect of its filed ANDA of a generic version of Cardizem® CD (120mg, 180mg and 300mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

  A Certificate of Non-Infringement was served by Torpharm on BLI in July 2002 in respect of Torpharm's filed ANDA for a generic version of Tiazac® as marketed in the United States. BLI has made a determination that Torpharm's formulation infringes BLI's Tiazac® patent and has therefore instituted a patent infringement suit against Torpharm, pursuant to the provisions of the Hatch-Waxman Act. As a result of BLI's suit, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court order of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  On November 22, 2002, the Company filed an action against Verum Pharmaceuticals Inc. ("Verum") and a number of its officers and employees seeking injunctive relief and damages to enjoin these Defendants from illegally and unfairly competing with Biovail in violation of the Computer Fraud and Abuse Act, 18 U.S.C. § 1030, and Defendants' contractual, statutory and common law obligations. On February 14, 2003 the Court granted the Company's injunctive motion and ordered Defendants to cease their employment with Verum and further ordered Verum to cease its operations. The Company intends to pursue its action for damages against Verum and the personal defendants.

  Glaxo Group Limited and the Company entered into a Rights Agreement, dated December 1, 2002, wherein the Company acquired the exclusive marketing rights to Zyban® and Wellbutrin® SR in Canada. Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, Novopharm has alleged to Health Canada that Canadian Patent Nos. 1,321,754, 2,142,320 and 2,168,364 are invalid and, alternatively, that they would not be infringed by the sale in Canada of Novopharm's generic version of Wellbutrin® SR. Novopharm served a Notice of Allegation on GlaxoSmithKline Inc. ("Glaxo") on February 18, 2003. The Company has the exclusive right to institute, and have carriage of, patent infringement proceedings and has determined that it will pursue a Notice of Application proceeding against Novopharm. Until the legal proceedings are concluded, or until the expiry of 24 months after March 31, 2003, the date of the Notice, whichever is earlier, no Notice of Compliance will be issued to Novopharm.

  A Certificate of Non-Infringement was served by KV Pharmaceutical Company ("KV") on BLI in March 2003, in respect of KV's filed ANDA for a generic version of Tiazac® 420mg, exclusively, as marketed in the United States. The Company is currently assessing the Certificate to determine whether there is infringement. In the event the Company concludes that KV's formulation infringes the Company's patents, a patent infringement suit will be commenced pursuant to the provisions of the Hatch-Waxman Act.

24.   CO-PROMOTION ARRANGEMENTS

  In November 2002, Biovail and Reliant entered into an agreement to co-promote Biovail's Zovirax, Teveten®, Teveten® HCT, Rondec®, Cedax and, on approval by the FDA, Cardizem® LA products. Biovail and Reliant will detail the products to physicians in the United States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail will spend a minimum prescribed amount on advertising and sales promotion of the products. In consideration of Reliant's co-promotion activities under the agreement, Biovail will pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of the portfolio of products covered by the agreement.

  Commencing on June 30, 2003, each of Biovail and Reliant has the right to terminate the agreement for any reason. In the event that either party terminates the agreement, Biovail may elect to either pay Reliant a termination fee, as defined in the agreement, or continue to pay Reliant co-promotion fees on sales of the products through to December 31, 2008. In the event that Biovail elects to continue to pay Reliant co-promotion fees, Reliant may elect to terminate the payment of the co-promotion fees on the withdrawal from the market or sale of any of the products, in which case Biovail will pay Reliant the termination fee. The agreement expires on December 31, 2008.

  In October 2001, Biovail and GSK entered into a development and co-promotion agreement for Wellbutrin XL. Under the terms of the agreement, Biovail has licensed Wellbutrin XL to GSK for sale and distribution on a worldwide basis, excluding Canada. Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin XL. In August 2002, GSK filed an NDA for Wellbutrin XL with the FDA. When, and if, FDA approval is received, Biovail will manufacture and supply Wellbutrin XL to GSK for a share of the revenue generated by future sales of Wellbutrin XL. GSK and Biovail will co-promote Wellbutrin SR in the United States and Biovail will have the option to co-promote Wellbutrin XL in the United States when, and if, FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK committed to pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000, related to the development of Wellbutrin XL, was recorded in deferred revenue at December 31, 2001. During 2002, Biovail completed the development of Wellbutrin XL and recognized the first increment in research and development revenue. During 2002, Biovail received four of the remaining quarterly increments of $10,000,000 each for the co-promotion of Wellbutrin SR. The receipt of the last quarterly increment of up to $10,000,000 is dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR, and the amount will be determined based on a percentage of net sales of Wellbutrin SR in the United States during the first quarter of 2003.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. On termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the last quarterly increment if the termination of the agreement becomes effective during the first quarter of 2003. All rights to Wellbutrin XL granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin XL.

25.   RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — cardiovascular (including Type II diabetes), pain management, central nervous system and niche opportunities, and typically include formulation and product development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  These third party developers are typically compensated on the basis of fees for service, milestone payments or royalty payments from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these bases.

  In July 2002, Biovail licensed from DepoMed the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials ("metformin GR"). The license confers to Biovail the right to market metformin GR in the United States and Canada. DepoMed will be responsible for completing the clinical development program in support of metformin GR and, subject to approval by the FDA, Biovail will pay to DepoMed a $25,000,000 milestone fee as well as royalties on the net sales of the product in the United States and Canada.

  In May 2002, Biovail entered into an agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment on regulatory approval of $250,000 as well as royalties on the net sales of the new dosage format.

  In April 2002, Biovail licensed the marketing rights to six products from Ethypharm for commercialization in the United States, Canada and Mexico. Biovail is obligated to pay Ethypharm up to $61,000,000 in milestone payments on the first regulatory approval of the products within the United States, Canada or Mexico, as well as royalties on the net sales of the products. Biovail has also entered into a cross-license agreement with Ethypharm, whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. To December 31, 2002, Biovail had made no milestone payments to Ethypharm.

  In January 2002, the Company acquired the exclusive marketing rights to FIBROSTAT from Procyon Biopharma Inc ("Procyon"). FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. On approval and commercialization of FIBROSTAT in the United States, the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based on a percentage of net sales of FIBROSTAT. To December 31, 2002, Biovail had paid no fees to Procyon.

  In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for the formulation, development, manufacture and supply of a novel, controlled-release formulation of the antidepressant citalopram. Under the terms of the agreement, Lundbeck paid the Company product development fees in an aggregate amount of $8,500,000, subject to certain milestones. In 2001, the Company completed the services with respect to the final milestone and received the remaining $2,000,000 product development fee from Lundbeck. The Company received a product development fee of $1,000,000 in 2000.

26.   SEGMENTED INFORMATION AND MAJOR CUSTOMERS

  In 2002, the Company, after reviewing the way that management assesses performance and makes resource decisions, determined that it operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

  Geographic information

	Revenue [1]			Long-lived assets [2]
	2002	2001	2000	2002	2001	2000
Canada	$62,848	$44,705	$21,110	$94,519	$44,139	$49,919
United States and Puerto Rico	713,615	528,722	226,559	271,122	231,763	298,345
Barbados and other Caribbean	9,533	3,448	53,224	1,039,868	475,381	496,853
Other countries	2,029	6,388	8,277	27,340	1,249	140

	$788,025	$583,263	$309,170	$1,432,849	$752,532	$845,257

  1
  Revenue is attributed to countries based on the location of the customer.

  2
  Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2002	2001	2000
Customer A	12%	16%	30%
Customer B	23	31	30
Customer C	11	9	5
Customer D	—	—	17

27.   COMPARATIVE FIGURES

  Prior to 2002, the Company included co-promotion revenue as a component of product sales. In 2002, the Company reclassified co-promotion revenue from product sales to co-promotion, royalty and licensing. The reclassification of $15,984,000 and $7,992,000 of co-promotion revenue for 2001 and 2000, respectively, to conform to the presentation adopted in 2002, did not change total revenue as previously reported.

  Prior to 2001, the Company included amortization expense as a component of cost of goods sold, research and development expenses, and selling, general and administrative expenses. In 2001, the Company decided to present amortization expense as an individual line item within operating expenses. The reclassification of $7,232,000 of amortization expense for 2000, to conform to the presentation adopted in 2001, did not change total operating expenses or net operating loss as previously reported.

BIOVAIL CORPORATION

AUDITORS' REPORT

To the Shareholders of
 Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

        On April 9, 2003, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Toronto, Canada,

April 9, 2003

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2002 $	2001 $
ASSETS
Current
Cash and cash equivalents (note 4)	56,080	434,891
Accounts receivable (note 5)	190,980	96,556
Inventories (note 6)	53,047	38,506
Deposits and prepaid expenses	21,524	6,643

	321,631	576,596

Long-term investments (note 7)	79,324	2,355
Property, plant and equipment, net (note 8)	136,784	85,581
Goodwill, net (note 2)	104,827	101,521
Intangible assets, net (notes 2 and 9)	1,500,397	862,859
Other assets, net (note 10)	94,703	14,114

	2,237,666	1,643,026

LIABILITIES
Current
Accounts payable	71,641	31,811
Accrued liabilities (note 11)	95,289	59,989
Income taxes payable	35,691	17,318
Deferred revenue (note 12)	19,947	27,030
Current portion of long-term obligations (note 13)	122,590	12,592

	345,158	148,740

Deferred revenue (note 12)	18,200	23,100
Future income taxes (notes 2 and 17)	—	12,200
Long-term obligations (note 13)	609,521	33,569

	972,879	217,609

SHAREHOLDERS' EQUITY
Common shares (note 14)	1,455,548	1,430,457
Stock options outstanding	4,206	3,391
Executive Stock Purchase Plan loans (note 14)	(9,988)	(9,988)
Warrants outstanding (note 14)	—	6,221
Deficit	(182,586)	(1,935)
Cumulative translation adjustment	(2,393)	(2,729)

	1,264,787	1,425,417

	2,237,666	1,643,026

Commitments and contingencies (notes 3, 20, 23, 24 and 25)

On behalf of the Board:

/s/ EUGENE N. MELYNK Chairman of the Board and Chief Executive Officer	/s/ PAUL W. HADDY Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2002 $	2001 $	2000 $
REVENUE
Product sales	645,986	521,154	217,004
Research and development	28,425	14,596	69,121
Co-promotion, royalty and licensing	113,614	47,513	25,332

	788,025	583,263	311,457

EXPENSES
Cost of goods sold	164,706	125,995	67,980
Research and development	52,150	51,017	51,709
Selling, general and administrative	165,697	111,362	59,317
Amortization	125,849	98,097	16,228
Write-down of assets (note 15)	31,944	80,482	—

	540,346	466,953	195,234

Operating income	247,679	116,310	116,223
Interest income	3,608	2,742	23,693
Interest expense (note 13)	(32,005)	(21,060)	(4,629)
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 16)	—	—	(20,039)

Income before provision for (recovery of) income taxes	219,282	97,992	115,248
Provision for (recovery of) income taxes (note 17)	11,729	(25,998)	5,795

Net income	207,553	123,990	109,453
Interest on Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	(28,436)	(28,290)
Debt conversion premiums (note 18)	—	(10,001)	—

Net income attributable to common shareholders	207,553	85,553	81,163

Earnings per share(note 19)
Basic	$1.37	$0.62	$0.63
Diluted	$1.29	$0.57	$0.57

Weighted average number of common shares outstanding (000s) (note 19)
Basic	151,960	136,928	128,824
Diluted	160,463	150,690	143,512

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

		Common shares
	Convertible Subordinated Preferred Equivalent Debentures $	Shares (000s)	Amount $	Stock options outstanding $	Executive Stock Purchase Plan loans $	Warrants outstanding $	Retained earnings (deficit) $	Cumulative translation adjustment $	Total $
Balance, January 1, 2000	—	124,392	368,538	—	—	8,244	13,752	1,260	391,794
Change in accounting policy for income taxes (note 2)	—	—	—	—	—	—	(51,848)	—	(51,848)
Issued on the exercise of stock options (note 14)	—	2,436	13,725	—	—	—	—	—	13,725
Issued under Employee Stock Purchase Plan (note 14)	—	5	150	—	—	—	—	—	150
Issued pursuant to equity offering (note 14)	—	4,000	101,125	—	—	—	—	—	101,125
Issue costs (note 14)	—	—	(5,782)	—	—	—	—	—	(5,782)
Convertible Subordinated Preferred Equivalent Debentures (note 18)
Issued pursuant to offering	300,000	—	—	—	—	—	—	—	300,000
Financing costs	(11,228)	—	—	—	—	—	—	—	(11,228)
Accretion of principal and interest components	28,290	—	—	—	—	—	(28,290)	—	—
Interest paid	(15,750)	—	—	—	—	—	—	—	(15,750)
Conversion	(15)	—	15	—	—	—	—	—	—
Issued on exercise of warrants (note 14)	—	601	6,342	—	—	(332)	—	—	6,010
Issue of non-employee options	—	—	—	590	—	—	—	—	590
Fuisz Technologies Ltd. (note 3)
Additional shares issued on acquisition	—	27	386	—	—	—	—	—	386
DJ Pharma, Inc. (note 3)
Fair value of unvested options granted to employees on acquisition	—	—	—	7,480	—	—	—	—	7,480
Unearned compensation relating to future service period at acquisition date	—	—	—	(5,721)	—	—	—	—	(5,721)
Compensation cost for employee stock options	—	—	—	461	—	—	—	—	461
Net income	—	—	—	—	—	—	109,453	—	109,453
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,735)	(1,735)

Balance, December 31, 2000	301,297	131,461	484,499	2,810	—	7,912	43,067	(475)	839,110

Issued on the exercise of stock options (note 14)	—	2,906	29,507	(683)	—	—	—	—	28,824
Issued under Employee Stock Purchase Plan (note 14)	—	6	280	—	—	—	—	—	280
Cancelled under stock repurchase program (note 14)	—	(2,871)	(14,354)	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering (note 14)	—	12,500	587,500	—	—	—	—	—	587,500
Issue costs (note 14)	—	—	(27,454)	—	—	—	—	—	(27,454)
Convertible Subordinated Preferred Equivalent Debentures (note 18)
Accretion of principal and interest components	28,436	—	—	—	—	—	(28,436)	—	—
Interest paid	(13,612)	—	—	—	—	—	—	—	(13,612)
Issued on surrender and redemption	(316,013)	10,433	339,695	—	—	—	(34,923)	—	(11,241)
Redeemed for cash	(108)	—	—	—	—	—	—	—	(108)
Issued on exercise of warrants (note 14)	—	3,061	30,784	—	—	(1,691)	—	—	29,093
Cancellation of non-employee options	—	—	—	(735)	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Executive Stock Purchase Plan loans (note 14)	—	—	—	—	(9,988)	—	—	—	(9,988)
Net income	—	—	—	—	—	—	123,990	—	123,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,254)	(2,254)

Balance, December 31, 2001	—	157,496	1,430,457	3,391	(9,988)	6,221	(1,935)	(2,729)	1,425,417
Issued on the exercise of stock options (note 14)	—	2,197	20,480	(1,184)	—	—	—	—	19,296
Issued under Employee Stock Purchase Plan (note 14)	—	17	463	—	—	—	—	—	463
Cancelled under stock repurchase program (note 14)	—	(12,872)	(114,896)	—	—	—	(388,204)	—	(503,100)
Issued on exercise of warrants (note 14)	—	11,282	119,044	—	—	(6,221)	—	—	112,823
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Net income	—	—	—	—	—	—	207,553	—	207,553
Foreign currency translation adjustment	—	—	—	—	—	—	—	336	336

Balance, December 31, 2002	—	158,120	1,455,548	4,206	(9,988)	—	(182,586)	(2,393)	1,264,787

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2002 $	2001 $	2000 $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	207,553	123,990	109,453
Add (deduct) items not involving cash
Depreciation and amortization (notes 8 and 9)	136,718	108,871	29,984
Amortization of deferred financing costs (note 10)	2,267	1,260	179
Amortization of discounts on long-term obligations (note 13)	5,329	10,999	—
Compensation cost for employee stock options	1,999	1,999	461
Write-down of assets (note 15)	31,944	80,482	—
Future income taxes (note 17)	(9,771)	(39,833)	185
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 16)	—	—	20,039

	376,039	287,768	160,301
Net change in non-cash operating items (note 21)	(41,935)	21,314	(47,230)

Cash provided by operating activities	334,104	309,082	113,071

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets (note 3)	(375,385)	(27,445)	(27,752)
Acquisitions of businesses, net of cash acquired (note 3)	(240,581)	—	(614,685)
Acquisitions of long-term investments (note 7)	(85,119)	(866)	(2,454)
Additions to property, plant and equipment	(61,382)	(44,436)	(15,845)
Increase in loan receivable (note 10)	(30,000)	—	—
Proceeds on reduction in intangible assets (note 3)	—	15,000	—
Maturity of short-term investments, net	—	—	65,893
Proceeds from sale of assets held for disposal (note 3)	—	—	20,000

Cash used in investing activities	(792,467)	(57,747)	(574,843)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs (note 14)	19,615	589,150	109,604
Repurchase of common shares (note 14)	(503,100)	(119,987)	—
Proceeds from exercise of warrants (note 14)	112,823	29,093	6,010
Advance of Executive Stock Purchase Plan loans (note 14)	—	(9,988)	—
Issuance of Senior Subordinated Notes, net of financing costs (note 13)	384,280	—	—
Advances (repayments) under revolving term credit facility, including financing costs (note 13)	107,895	(211,300)	207,000
Repayments of other long-term obligations (note 13)	(41,980)	(193,366)	(45,602)
Interest paid on Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	(13,612)	(15,750)
Payment on redemption of Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	(11,349)	—
Issuance of Convertible Subordinated Preferred Equivalent Debentures, net of financing costs (note 18)	—	—	288,772
Repurchase of U.S. Dollar Senior Notes (note 16)	—	—	(141,017)

Cash provided by financing activities	79,533	58,641	409,017

Effect of exchange rate changes on cash and cash equivalents	19	(229)	(187)

Net increase (decrease) in cash and cash equivalents	(378,811)	309,747	(52,942)
Cash and cash equivalents, beginning of year	434,891	125,144	178,086

Cash and cash equivalents, end of year	56,080	434,891	125,144

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX").

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

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include allowances for accounts receivable and inventories, reserves for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets and investments for impairment, the realizability of future tax assets and the allocation of the purchase price of acquired assets and businesses. Actual results could differ from these estimates.

  Fair value of financial instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to the short maturity periods of these instruments. The fair values of long-term investments and long-term obligations are estimated based on quoted market prices, if available, or other valuation methods such as a present value technique. The fair values of derivative contracts are estimated based on the amount that would have been received or paid to settle the contracts.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost and market, on a first-in, first-out basis. The cost of raw materials and acquired finished goods inventories includes direct costs, less trade discounts. The cost of manufactured inventory includes the cost of raw materials, direct labour and attributable overheads.

  Long-term investments

  Long-term investments in other companies, where the Company does not have the ability to exercise significant influence, are accounted for under the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other than temporary are recognized in net income.

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the assets becoming available for productive use. Depreciation is computed using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Term of lease

  Goodwill and intangible assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based on the consideration paid.

  The Company has adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1581, "Business Combinations", and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" on a prospective basis. Under CICA Handbook Section 1581, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under CICA Handbook Section 3062, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Intangible assets with finite lives continue to be amortized over their estimated useful lives.

  Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets, together with the related future tax liability of $2,429,000, to goodwill and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified as at December 31, 2001. During 2002, the Company completed the transitional and annual evaluation of its goodwill and determined that none of its goodwill was impaired.

  A reconciliation of reported net income attributable to common shareholders and earnings per share, assuming CICA Handbook Section 3062 was applied retroactively, is as follows:

	2002 $	2001 $	2000 $
Net income attributable to common shareholders as reported	207,553	85,553	81,163
Goodwill amortization	—	5,816	2,058
Workforce amortization, net of tax	—	612	247

Adjusted net income attributable to common shareholders	207,553	91,981	83,468

Basic earnings per share
Net income attributable to common shareholders as reported	1.37	0.62	0.63
Goodwill amortization	—	0.04	0.02
Workforce amortization, net of tax	—	—	—

Adjusted net income attributable to common shareholders	1.37	0.66	0.65

Diluted earnings per share
Net income attributable to common shareholders as reported	1.29	0.57	0.57
Goodwill amortization	—	0.04	0.01
Workforce amortization, net of tax	—	—	—

Adjusted net income attributable to common shareholders	1.29	0.61	0.58

  Intangible assets are reported at cost, less accumulated amortization. Amortization is generally computed using the straight-line method based on the following estimated useful lives:

Brand names	20 years
Product rights	8-20 years
Acquired research and development	5-15 years
Core technology	15 years

  The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of the assets to the related estimated undiscounted future net cash flows. If the undiscounted future net cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization. Amortization is computed using the straight-line method over the term of the following related obligations:

Revolving term credit facility	3 years
Senior Subordinated Notes	8 years

  Amortization expense related to deferred financing costs is included as a component of interest expense.

  Derivative financial instruments

  The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense. Unrealized gains or losses resulting from changes in the marked-to-market values of the derivative financial instruments are not recognized.

  Foreign currency translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is reported as a component of shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the euro.

  Foreign currency transaction gains and losses are included in selling, general and administrative expenses and are immaterial for all periods presented.

  Revenue recognition

  In 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described below for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting policy on prior years of $43,500,000 was recorded in deferred revenue, of which $4,800,000, $6,300,000 and $9,300,000 was amortized to revenue in 2002, 2001, and 2000, respectively.

  Product sales — Product sales revenue is recognized when the product is shipped to the customer, provided that the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of reserves for estimated sales discounts and allowances, returns, recalls, rebates and chargebacks. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Research and development — Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development collaborations, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a straight-line basis over the term of the related collaboration.

  Co-promotion — Co-promotion revenue is recognized when the co-promotion partner records sales of the co-promoted product and is based on a percentage of the co-promotion partner's net sales of the co-promoted product. Sales and marketing costs related to co-promotion revenue are included in selling, general and administrative expenses.

  Royalty and licensing — Royalty revenue is recognized in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. Licensing revenue is deferred and recognized on a straight-line basis over the license period.

  Research and development

  Research costs are expensed in the period in which they are incurred and development costs are expensed in the period in which they are incurred unless they meet the criteria for deferral. The Company had not deferred any development costs at December 31, 2002 and 2001. The costs of assets that are purchased from others for a particular research and development project that have not reached technological feasibility and that have no alternative future use are deferred and amortized over their estimated useful lives. The costs associated with research and development collaborations and with providing contract research services are included in research and development expenses and were $11,570,000, $7,596,000 and $41,522,000 in 2002, 2001 and 2000, respectively.

  Advertising

  Advertising costs related to new product launches are expensed on the first showing of the product. Deferred advertising costs of $8,866,000 are included in deposits and prepaid expenses at December 31, 2002. The Company had not deferred any advertising costs at December 31, 2001. Advertising costs expensed in 2002, 2001 and 2000 were $18,795,000, $3,957,000 and $3,434,000, respectively.

  Co-promotion fees

  Co-promotion fees payable by the Company to its co-promotion partner are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses.

  Stock-based compensation

  Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". CICA Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and generally applies to awards granted on or after January 1, 2002. Under the provisions of CICA Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value. The Company recognizes employee stock-based compensation costs under the intrinsic value-based method, and has provided pro forma disclosure of net income attributable to common shareholders and earnings per share as if the fair value-based method had been applied. The adoption of CICA Handbook Section 3870 as of January 1, 2002 did not have any impact on the Company's financial position and results of operations.

  Income taxes

  Effective January 1, 2000, the Company adopted the recommendations of CICA Handbook Section 3465, "Income Taxes". Accordingly, income taxes are accounted for under the liability method. Future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets that is more likely than not to be unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the assets are expected to be realized or the liabilities are expected to be settled.

  Previously, income taxes were accounted for under the deferral method based on differences in the timing of reporting income and expenses in the financial statements and tax returns. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51,848,000 to retained earnings, a decrease in goodwill of $32,892,000, and a net increase in future income tax liability of $18,956,000. The adjustment was primarily the result of the 1999 acquisition of Fuisz Technologies Ltd. ("Fuisz") and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

  Earnings per share

  Basic earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effects of warrants and stock options are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

3.     ACQUISITIONS

  Acquisitions of intangible assets

  During 2002, the Company acquired the rights to Wellbutrin® and Zyban® in Canada and Vasotec®, Vaseretic®, Teveten® and Zovirax in the United States. Total consideration was allocated based on the fair values on the respective dates of acquisition as follows:

	Wellbutrin® and Zyban® $	Vasotec® and Vaseretic® $	Teveten® $	Zovirax $	Total $
Acquired assets
Prepaid expenses	2,609	—	—	—	2,609
Product rights	45,000	79,500	94,340	173,364	392,204
Trademarks	24,349	165,804	—	—	190,153

	71,958	245,304	94,340	173,364	584,966

Consideration
Cash paid, net of gross profit on acquired assets	1,997	145,684	94,340	133,364	375,385
Long-term obligations	69,961	99,620	—	40,000	209,581

	71,958	245,304	94,340	173,364	584,966

  Wellbutrin® and Zyban®

  On December 26, 2002, Biovail acquired from GlaxoSmithKline plc ("GSK") the Canadian rights to Wellbutrin® SR and Zyban®, as well as the rights to market Biovail's once-daily formulation of bupropion hydrochloride ("HCl") in Canada under the trade name Wellbutrin® XL when, and if, regulatory approval is received. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Both products are formulations of bupropion HCl. Biovail obtained the beneficial rights to Wellbutrin® and Zyban® effective December 1, 2002 and will obtain full legal rights on March 2, 2004 following the completion of the payments described below.

  GSK will continue to manufacture and supply Wellbutrin® SR and Zyban® for the period from December 31, 2002 to December 31, 2006. GSK will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. GSK will also continue to market Wellbutrin® SR and Zyban® in Canada for the period from December 1, 2002 to December 31, 2003 and, in consideration, Biovail will pay GSK a tiered royalty on the net sales of the products. Biovail will also pay GSK a royalty on the net sales of Wellbutrin® XL in Canada for twenty years from the date of commercial launch of the product.

  The purchase price for Wellbutrin® and Zyban® comprised initial cash consideration of $1,997,000, including costs of acquisition, plus remaining payments of $72,072,000 payable in four quarterly instalments from June 1, 2003 to March 1, 2004. The remaining payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $69,961,000.

  Prepaid expenses will be amortized over the one-year period from January 1, 2003 during which GSK will market Wellbutrin® SR and Zyban® in Canada. The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively.

  Vasotec® and Vaseretic®

  On May 10, 2002, Biovail acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck & Co., Inc. ("Merck"), and also acquired the fixed-dose combination New Drug Application ("NDA") of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Merck will also receive royalties on the future sales of any life cycle products developed and marketed in the United States.

  Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development as described in note 25 — Research and Development Collaborations.

  The purchase price for Vasotec® and Vaseretic® comprised cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. The minimum fixed royalty payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the minimum fixed royalty payments was determined to be $99,620,000.

  The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively.

  A letter of credit was issued to Merck to secure the remaining semi-annual payments Biovail is required to make under the Vasotec® and Vaseretic® agreement. The letter of credit was issued under Biovail's revolving term credit facility (the "Credit Facility") and had a balance remaining of $93,170,000 as at December 31, 2002. The fees incurred to issue the letter of credit are amortized to interest expense over the related term of the letter of credit.

  Teveten®

  On March 18, 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications.

  The purchase price for Teveten® comprised cash consideration of $94,340,000, including costs of acquisition. The product rights will be amortized over an estimated useful life of twenty years.

  Solvay will manufacture and supply Teveten® and Teveten® HCT, and will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay will pay a marketing allowance to Biovail, of up to $20,000,000, to reimburse Biovail for the agreed on direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States. During 2002, Biovail recorded $10,000,000 of the marketing allowance as a reimbursement of a portion of the agreed on direct costs associated with the re-launch of Teveten®. Biovail has formed a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of Teveten®. Solvay has the option to acquire all potential future modifications and innovations developed by Biovail for Teveten® for worldwide markets excluding the United States.

  Zovirax

  Effective January 1, 2002, Biovail acquired from GSK the exclusive distribution rights for Zovirax (acyclovir) Ointment and, on approval by the U.S. Food and Drug Administration ("FDA"), Zovirax Cream in the United States. Zovirax is an anti-viral topical product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores.

  The purchase price for Zovirax comprised cash consideration of $133,364,000, including costs of acquisition. The product rights were being amortized over an estimated useful life of ten years, based on the original term of the distribution agreement.

  Biovail and GSK also entered into a development and co-promotion agreement for Biovail's once-daily formulation of bupropion HCl in the United States ("Wellbutrin XL") as described in note 24 — Co-Promotion Arrangements. In the event of the termination of the Wellbutrin XL development agreement by either party, Biovail would be required to pay GSK additional payments for the rights to the Zovirax products of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based on a percentage of Biovail's gross sales of the Zovirax products during the immediately preceding calendar year. GSK will manufacture and supply Zovirax Ointment and, on FDA approval, Zovirax Cream to Biovail.

  On December 23, 2002, Biovail and GSK agreed to a ten-year extension of the Zovirax distribution agreement. In consideration for the extension, Biovail will pay GSK $40,000,000 on or before March 31, 2003. The amount was added to the value of the unamortized Zovirax product rights and, subsequent to the date of amendment, the Zovirax product rights will be amortized over a revised estimated remaining useful life of nineteen years.

  Adalat

  On December 29, 2000, Biovail and Elan Corporation, plc ("Elan") agreed to certain amendments to the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC (as amended, the "Adalat Agreement"). Under the terms of the Adalat Agreement, Biovail was to pay Elan annual minimum license payments, exclusive of the direct manufacturing cost of the 30mg product purchased from Elan.

  The minimum license payments were capitalized as a product right, with a corresponding long-term obligation to Elan. The value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate comparable to Biovail's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000. The product right was being amortized over its estimated useful life of fifteen years, which was the remaining initial term of the Adalat Agreement. Under the terms of the Adalat Agreement, Biovail was entitled to recover $15,000,000 in the form of a 50% reduction of the minimum license payments otherwise payable to Elan. During 2001, this amount was recorded as a reduction in intangible assets.

  In October 2001, Biovail paid $12,750,000 to Elan to acquire the license to distribute Elan's 60mg bioequivalent version of Adalat CC.

  In June 2002, Biovail, Elan and the U.S. Federal Trade Commission ("FTC") entered into a settlement related to bioequivalent versions of Adalat CC. Under the terms of the FTC's consent order, Biovail and Elan agreed to terminate their licensing and supply agreements such that Biovail and Elan will be responsible for the manufacturing and marketing of their own 30mg and 60mg products. Until May 31, 2003, the FTC settlement grants Biovail a guaranteed supply of the 30mg product from Elan during Biovail's transition to internal production.

  In December 2002, the Company wrote off the net book value of the Adalat product rights as described in note 15 — Write-Down of Assets.

  Acquisitions of businesses

  During 2002, Biovail completed the acquisitions of Pharmaceutical Technologies Corporation ("Pharma Tech") and Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). These acquisitions were accounted for under the purchase method of accounting.

  Total consideration, including costs of acquisition, was allocated based on the estimated fair values on the respective dates of acquisition as follows:

	Pharma Tech $	Pharma Pass $	Total $
Acquired assets
Product rights	5,000	63,800	68,800
Acquired research and development	60,558	107,187	167,745
Core technology	—	7,700	7,700
Current liabilities	(3,664)	—	(3,664)

Cash paid, net of cash acquired	61,894	178,687	240,581

  Pharma Tech

  Background

  Pharma Tech is a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including Biovail, to conduct the contract research and development services. Biovail provided contract research and advisory services consistent with contractual relationships it had with other third parties. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of ten years from the date of launch of each product. Biovail had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech.

  Prior to the acquisition, Biovail earned revenue from providing advisory and contract research services to Pharma Tech of $2,844,000 and $2,189,000 in 2002 and 2001, respectively. The costs of providing these services to Pharma Tech were $2,053,000 and $1,679,000 in 2002 and 2001, respectively, and Biovail was also reimbursed amounts at cost of $2,509,000 and $1,395,000 in 2002 and 2001, respectively.

  Description of acquisition

  On December 17, 2002, Biovail paid $43,080,000 to Pharma Tech to terminate the development of one of the products under development and the associated royalties on future sales of the product when, and if, approved by the FDA. At the date of termination, the product had not reached technological feasibility, had no known alternative uses and had not yet been submitted for approval by the FDA. Accordingly, the termination payment was capitalized as acquired research and development and will be amortized over its estimated useful life of five years. Biovail is continuing the development program for this product.

  On December 31, 2002, Biovail acquired 100% of the outstanding shares of Pharma Tech for $22,600,000, including costs of acquisition. Through the acquisition of Pharma Tech, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Tech. Pharma Tech has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Tech were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each asset were determined based on the relative risk of achieving the assets' estimated cash flows and were in the range of 30% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Tech was involved in a number of product development projects that had not been submitted for approval by the FDA. An additional product development project has received an approvable letter from the FDA; however, significant technical issues require resolution before final approval will be granted. The products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits unless regulatory approval is obtained. The acquired research and development will be amortized over an estimated useful life of five years.

  Product rights

  At the date of acquisition, Pharma Tech was involved with an additional product development project that had been submitted for approval by the FDA. The product has received an approvable letter from the FDA and Biovail believes that the remaining issues can be successfully resolved and that final approval will be granted. However, since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits unless regulatory approval is obtained. The product rights will be amortized over an estimated useful life of fifteen years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Tech as if the acquisition had occurred on January 1, 2001. All transactions between Biovail and Pharma Tech have been eliminated.

	2002 $	2001 $
Total revenue	778,492	579,815
Net income attributable to common shareholders	152,829	51,962
Basic earnings per share	1.01	0.38
Diluted earnings per share	0.95	0.34

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Pharma Tech been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

  Pharma Pass

  Background

  Pharma Pass is a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including Biovail, in Europe and the United States. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of fifteen years from the date of launch of each product.

  Description of acquisition

  On December 6, 2002, Biovail acquired 100% of the outstanding interests of Pharma Pass LLC and 100% of the outstanding shares of Pharma Pass S.A. for $178,687,000 including costs of acquisition. Through the acquisition of Pharma Pass, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Pass. Pharma Pass has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Pass were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each asset were determined based on the relative risk of achieving the assets' estimated cash flows and were generally in the range of 9% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Pass was involved in approximately twenty product development projects for a number of pharmaceutical companies including Biovail. At the date of acquisition, a number of the products had been submitted for approval by the FDA. The remaining products are expected to be submitted for approval by the FDA, and/or other regulatory authorities, over approximately the next three years. The products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The acquired research and development will be amortized over an estimated useful life of five years.

  Product rights

  Biovail obtained interests in certain licensed products including Tricor (fenofibrate) and a bioequivalent version of Prilosec (omeprazole). Biovail is entitled to royalties on sales of Tricor and a participating interest in the gross profit on sales of a bioequivalent version of Prilosec.

  The interest in Tricor will be amortized over an estimated useful life of eight years. The interest in the gross profit on sales of a bioequivalent version of Prilosec will be amortized over its estimated useful life using a variable charge method to reflect the pattern in which the economic benefits of the asset are consumed.

  Core technology

  Biovail obtained the patents related to Pharma Pass's Zero Order Release System ("ZORS"), a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule. Biovail believes the ZORS technology has application to products currently in formulation and to the future development of controlled-release products.

  Biovail also obtained Pharma Pass' oral Colonic Delivery System ("CDS"), a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon. Biovail also has the option to continue the development of four products utilizing the CDS technology. Biovail will pay up to $10,000,000 in milestone fees subject to the successful completion of the development of the colonic products. Biovail will obtain ownership of the CDS patents following the net payment of $10,000,000 less the sum of the milestone fees paid.

  The core technology will be amortized over an estimated useful life of fifteen years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Pass as if the acquisition had occurred on January 1, 2001. All transactions between Biovail and Pharma Pass have been eliminated.

	2002 $	2001 $
Total revenue	794,827	587,408
Net income attributable to common shareholders	190,138	64,183
Basic earnings per share	1.25	0.47
Diluted earnings per share	1.18	0.43

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Pharma Pass been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

  During 2000, the Company completed the acquisitions of Intelligent Polymers Limited ("Intelligent Polymers"), the Cardizem® product line ("Cardizem®") and DJ Pharma, Inc. ("DJ Pharma"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

	Intelligent Polymers $	Cardizem® $	DJ Pharma $	Total $
Current assets	3,287	—	14,705	17,992
Equipment	—	—	672	672
Deferred compensation trust fund	—	—	8,268	8,268
Assembled workforce	—	—	5,200	5,200
Brand names and product rights	5,000	406,070	130,500	541,570
Acquired research and development	208,424	—	—	208,424
Goodwill	—	—	70,497	70,497
Current liabilities	(14,270)	—	(22,844)	(37,114)
Deferred compensation obligation	—	—	(8,268)	(8,268)
Debt assumed	—	—	(34,169)	(34,169)

	202,441	406,070	164,561	773,072

Consideration
Cash paid, net of cash acquired	202,441	239,652	162,802	604,895
Issue of non-employee options	—	590	—	590
Fair value of options granted to employees	—	—	1,759	1,759
Accrued acquisition costs	—	4,000	—	4,000
Cardizem® obligation	—	161,828	—	161,828

	202,441	406,070	164,561	773,072

  Intelligent Polymers

  Background

  In July 1997, Intelligent Polymers, a Bermuda corporation, was formed primarily to develop once-daily, controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

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

  For the period ended September 29, 2000, payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 and the cost of providing those services to Intelligent Polymers was $35,200,000.

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

  On December 29, 2000, the Company purchased all the voting common shares of IPL Acquireco for total consideration of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in the Company's consolidated financial statements from December 29, 2000.

  Acquired research and development

  At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval by the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The acquired research and development is being amortized over an estimated useful life of five years.

  Biovail is continuing the development programs for the various products previously being developed for Intelligent Polymers. At December 31, 2002, three of these developmental programs (tramadol, metformin and buspirone) were in Phase III clinical trials and an NDA has been filed by GSK for another (bupropion HCl) as described in note 24 — Co-Promotion Arrangements.

  Intangible asset

  Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right was included in the value of the net liabilities assumed of Intelligent Polymers. In 2001, the Company wrote off the net book value of the product right as described in note 15 — Write-Down of Assets.

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

  The purchase price for Cardizem® was $409,500,000 in cash comprised of an initial payment of $239,500,000 and the balance of $170,000,000 payable equally over the four quarters of 2001. The remaining payments were present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, and was allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

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

  Aventis agreed to reimburse the Company the sum of $21,000,000 for transitional expenses incurred by the Company. During 2002 and 2001, the Company applied $4,331,000 and $11,275,000, respectively, of the sum to recompense the amounts paid under the manufacturing agreement, as described above, and the balance as a reimbursement of other incremental transitional costs incurred. The remaining $5,394,000 has been recorded in accrued liabilities and has been specifically allocated to the payment due January 2, 2003 under the manufacturing agreement and for other unconditional obligations assumed from Aventis at the time of the acquisition.

  DJ Pharma (renamed Biovail Pharmaceuticals, Inc.)

  Description of acquisition

  On October 6, 2000, the Company acquired DJ Pharma for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. The total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on the ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the Company's consolidated financial statements from October 6, 2000.

  DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura included a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company ("Lilly"); a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

  DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

  Assembled workforce

  At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and was estimated to have a useful life of six years.

  Effective January 1, 2002, the Company reclassified the net book value of the assembled workforce to goodwill.

  Product rights

  At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provided the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002, in return for payment of certain license fees based on a percentage of net sales, subject to annual minimums and maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma was to obtain Dura's rights to Dura-Vent worldwide, and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

  On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement and to settle the promissory note payable and the product acquisition notes payable to Dura plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

  In 2001, the Company recorded a write-down of the net book values of the Keftab and Dura-Vent product rights as described in note 15 — Write-Down of Assets.

  Deferred compensation

  DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totaling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for U.S. income tax purposes. The assets of the trust have been recorded in other assets with a corresponding amount recorded as a deferred compensation obligation in long-term obligations. Changes in the value of the assets held by the trust are recorded in net income each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

  Future income taxes

  At the acquisition date, the Company recognized a net future income tax liability of $32,892,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill.

  Fuisz (renamed Biovail Technologies Ltd.)

  Biovail acquired Fuisz on November 12, 1999. During 2000, Biovail paid $17,250,000 to settle a pre-acquisition contract of Fuisz. A $10,000,000 reserve for the settlement of the pre-acquisition contract was included in the determination of the net assets of Fuisz acquired. The settlement of the contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the reserve was based on the information available to Biovail at that time. Also during 2000, Biovail issued 27,000 additional common shares related to the acquisition of Fuisz with a fair value of $386,000. The excess of the cash settlement of the contract over the amount of the reserve and the issuance of the common shares resulted in a charge of $7,460,000 to net income in 2000.

  Effective January 4, 2000, Biovail entered into an agreement to sell all of the issued share capital of a subsidiary of Fuisz, Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. Biovail recognized no gain or loss on this transaction as Clonmel was included at its fair value in the determination of the net assets of Fuisz acquired.

  Effective January 1, 2000, on the adoption of CICA Handbook Section 3465, the Company recognized a net future tax liability of $57,656,000 for the tax consequences of differences between the assigned values and tax bases of Fuisz's acquired assets and liabilities, excluding goodwill, as at the acquisition date. In addition, the Company recognized tax benefits of $32,892,000 for available Fuisz U.S. tax loss carryforwards as at the acquisition date, resulting in a corresponding reduction in the value of Fuisz goodwill.

4.     CASH AND CASH EQUIVALENTS

	2002 $	2001 $
Cash and bank certificates of deposit	39,111	235,038
Money market funds and corporate debt securities	16,969	70,729
Canadian and U.S. government securities	—	129,124

	56,080	434,891

  The Company invests its excess cash in high quality (investment grade 'AA' or better) government and corporate debt securities.

5.     ACCOUNTS RECEIVABLE

	2002 $	2001 $
Trade (net of allowance for doubtful accounts of $3,440,000 and $7,085,000 at December 31, 2002 and 2001, respectively)	141,308	86,325
Royalties	30,104	6,313
Other	19,568	3,918

	190,980	96,556

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Four customers accounted for 53% of trade and royalties receivable at December 31, 2002, and three customers accounted for 51% of trade and royalties receivable at December 31, 2001. The Company believes that there is no unusual exposure associated with the collection of these receivables.

6.     INVENTORIES

	2002 $	2001 $
Raw materials	14,949	12,110
Work in process	11,901	5,818
Finished goods	26,197	20,578

	53,047	38,506

7.     LONG-TERM INVESTMENTS

	2002 $	2001 $
Ethypharm S.A.	67,802	—
DepoMed, Inc.	6,277	—
Other	5,245	2,355

	79,324	2,355

  Ethypharm S.A.

  On April 12, 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm S.A. ("Ethypharm"). In addition, Biovail obtained a three-year option to purchase up to 4,080,882 additional common shares of Ethypharm for $6.66 per share plus 10% per annum, compounded annually. To December 31, 2002, Biovail had not exercised its option.

  Biovail also licensed the marketing rights to six products from Ethypharm as described in note 25 — Research and Development Collaborations.

  DepoMed, Inc.

  On July 9, 2002, Biovail invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of DepoMed, Inc. ("DepoMed"). In addition, Biovail obtained a one-year option to purchase up to 821,959 additional common shares of DepoMed for $5.125 per share, subject to a termination provision if DepoMed's common stock price exceeds $6.50 per share for 20 out of 30 consecutive trading days any time after November 6, 2002. Biovail also obtained a three-year option to purchase additional common shares of DepoMed, in an amount sufficient for Biovail to increase its investment up to 20% of DepoMed's issued and outstanding common shares (calculated following the exercise of the option), for $5.00 per share plus 20% per annum, compounded monthly. To December 31, 2002, Biovail had not exercised its options.

  Biovail's initial investment was allocated between the value of common shares acquired of $12,344,000 and the value of the options to purchase additional common shares of $1,331,000. At December 31, 2002, the fair value of the common shares, based on the quoted market price, was $6,092,000 and the fair value of the options was $185,000. In 2002, Biovail recognized an other than temporary decline in the value of the investment of $7,398,000, as described in note 15 — Write-Down of Assets.

  Biovail also licensed the rights to manufacture and market a once-daily metformin HCl product as described in note 25 — Research and Development Collaborations.

8.     PROPERTY, PLANT AND EQUIPMENT

	2002		2001
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	10,477	—	7,357	—
Buildings	59,341	6,959	27,154	5,116
Machinery and equipment	62,736	16,920	43,225	14,168
Other equipment and leasehold improvements	42,401	14,292	37,603	10,474

	174,955	38,171	115,339	29,758

Less accumulated depreciation	38,171		29,758

	136,784		85,581

  At December 31, 2002 and 2001, the cost of property, plant and equipment included $54,365,000 and $24,701,000, respectively, of assets under construction, or awaiting FDA approval, and not available for productive use. Interest capitalized amounted to $513,000 and $1,089,000 in 2002 and 2001, respectively.

  Depreciation expense amounted to $9,794,000, $9,386,000 and $8,096,000 in 2002, 2001 and 2000, respectively.

9.     INTANGIBLE ASSETS

	2002		2001
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Brand names	596,223	47,794	406,070	20,932
Product rights	596,105	61,156	200,296	22,467
Acquired research and development	513,639	113,120	345,894	61,270
Core technology	18,885	2,385	11,185	1,639
Workforce	—	—	7,241	1,519

	1,724,852	224,455	970,686	107,827

Less accumulated amortization	224,455		107,827

	1,500,397		862,859

  Amortization expense amounted to $126,924,000, $93,669,000 and $19,830,000 in 2002, 2001 and 2000, respectively.

10.   OTHER ASSETS

	2002 $	2001 $
Deferred financing costs	17,348	4,300
Less accumulated amortization	3,536	1,260

	13,812	3,040
Zovirax distribution agreement	40,656	—
Loan receivable	30,000	—
Deferred compensation trust fund	5,681	6,520
Long-term receivable	4,554	4,554

	94,703	14,114

  Amortization expense related to deferred financing costs amounted to $2,267,000, $1,260,000 and $179,000 in 2002, 2001 and 2000, respectively.

  Zovirax distribution agreement

  In consideration for several amendments to the original terms of the Zovirax distribution agreement effective October 1, 2002, Biovail will pay GSK $11,500,000 per year in four annual instalments on March 31 of each year beginning in 2004. If approval of Wellbutrin XL is not granted by the FDA by September 30, 2003, the original terms specified in the distribution agreement will once again become effective. If approval of Wellbutrin XL is not granted by the FDA by December 31, 2003, Biovail will be required to repay GSK an aggregate amount equal to the value derived from the amended terms for the period from October 1, 2002 to September 30, 2003.

  The annual instalment payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the payments was determined to be $40,656,000, and the amount will be amortized over the period of benefit from the amended terms. The value derived from the amended terms for the period from October 1, 2002 to December 31, 2002 was recorded in deferred revenue at December 31, 2002 and will be amortized to revenue beginning when, and if, Wellbutrin XL is approved by the FDA.

  Loan receivable

  On November 13, 2002, in connection with a co-promotion agreement between Biovail and Reliant Pharmaceuticals, LLC ("Reliant"), as described in note 24 — Co-Promotion Arrangements, Biovail, together with certain of Reliant's existing lenders, established an $85,000,000 secured credit facility in favour of Reliant. Biovail has committed to fund up to $40,000,000 of the credit facility. The credit facility is available to Reliant, subject to certain financial and non-financial covenants, for general corporate purposes. The credit facility is secured by a first charge over certain property and assets of Reliant.

  Interest is calculated daily on the outstanding advances at U.S. prime plus a margin of 2% and is payable in arrears on the first day of each calendar quarter. Prior to March 31, 2005, Reliant may elect to accrue but not make cash payments of interest. Such accrued interest will be added to the principal amount of the outstanding advances at March 31, 2005.

  Reliant is entitled to prepay any or all of the outstanding advances at any time without penalty. Commencing March 31, 2005, Reliant is to begin repayment of the outstanding advances in eight equal quarterly instalments, with the final instalment due on December 31, 2006.

  At December 31, 2002, Biovail had advanced $30,000,000 to Reliant under the credit facility.

11.   ACCRUED LIABILITIES

	2002 $	2001 $
Product returns, rebates and chargebacks	42,976	27,945
Employee costs	12,690	9,708
Interest	9,512	2
Inventory	7,974	1,638
Cardizem® transitional expenses	5,394	9,725
Other	16,743	10,971

	95,289	59,989

12.   DEFERRED REVENUE

	2002 $	2001 $
Up-front research and development fees	13,000	33,289
Up-front licensing fees and other	21,559	14,022
Customer prepayments	3,588	2,819

	38,147	50,130
Less current portion	19,947	27,030

	18,200	23,100

  At December 31, 2001, up-front research and development fees included $11,500,000 of fees received from GSK related to the development of Wellbutrin XL, as described in note 24 — Co-Promotion Arrangements, and $6,689,000 of fees received from Pharma Tech. During 2002, these fees were recognized in research and development revenue.

13.   LONG-TERM OBLIGATIONS

	2002 $	2001 $
Senior Subordinated Notes	400,000	—
Unamortized discount	(2,646)	—

	397,354	—
Revolving term credit facility	110,000	—
Zovirax obligation	80,656	—
Wellbutrin® obligation	69,961	—
Vasotec® obligation	67,942	—
Adalat obligation	—	38,626
Deferred compensation	6,198	7,535

	732,111	46,161
Less current portion	122,590	12,592

	609,521	33,569

  Interest expense on long-term obligations amounted to $28,564,000, $20,195,000 and $3,059,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest expense in 2002 and 2001 included the amortization of the discounts on long-term obligations of $5,329,000 and $10,999,000, respectively.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

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

  In June 2002, the Company entered into three interest rate swap contracts of aggregate $200,000,000 notional amount, which have been designated as a hedge of the Notes. The interest rate swaps effectively modify the Company's exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to a floating rate. These transactions involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Due to a decline in the benchmark LIBOR rates, the marked-to-market value of the interest rate swaps at December 31, 2002 was an unrecognized gain of $18,647,000.

  At December 31, 2002, the aggregate market value of the Notes, based on the quoted market price, was $402,000,000.

  Revolving term credit facility

  On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia (the "Bank") for a $300,000,000 Credit Facility. The Credit Facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, the Credit Facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of the Credit Facility which, in aggregate, exceeded the original commitment. Effective July 25, 2002, the Credit Facility was further increased to $600,000,000. The Credit Facility is revolving in nature for a term of 364 days and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 25, 2003. If the Lenders elect not to further extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly instalments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

  Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt restructuring activities, exceeding established thresholds. On a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rates of interest at December 31, 2002 and 2001 were 3.74% and 3.25%, respectively.

  As at December 31, 2002, the Company had advances of $110,000,000 borrowed under the Credit Facility and a letter of credit of $93,170,000 issued under the Credit Facility. The Company had a remaining balance of $396,830,000 available to borrow under the Credit Facility.

  Zovirax obligation

  The obligation relates to the amendments to the Zovirax distribution agreement. The non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The payment related to the extension of the Zovirax distribution agreement of $40,000,000 is due on or before March 31, 2003. The remaining payments are payable annually in four gross instalments of $11,500,000 on March 31 of each year, beginning in 2004.

  Wellbutrin® obligation

  The obligation relates to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. The non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The payments are payable quarterly in Canadian dollars beginning June 1, 2003 in the following gross annual U.S. dollar amounts: 2003 — $53,562,000; and 2004 — $18,509,000.

  Vasotec® obligation

  The obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. The non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The Company has made the first two payments of $17,240,000 each. The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2003 — $25,782,000; 2004 — $19,747,000; 2005 — $15,256,000; and 2006 — $14,011,000.

  Adalat obligation

  The obligation reflected the minimum license payments payable under the Adalat Agreement. The non-interest bearing obligation was discounted based on an imputed interest rate of approximately 8%. In December 2002, the Company wrote off the remaining Adalat obligation as described in note 15 — Write-Down of Assets.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

$
2003	122,590
2004	46,034
2005	124,428
2006	24,361
2007	11,146
Thereafter	403,552

732,111

14.   SHAREHOLDERS' EQUITY

  Authorized and issued shares

  The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had 158,120,144 and 157,496,407 issued and outstanding common shares at December 31, 2002 and 2001, respectively.

  Share offerings

  In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

  In March 2000, concurrent with the offering of 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures"), the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

  Stock repurchase programs

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to 5% of its issued and outstanding common shares. In May 2002, the Board of Directors increased the amount to 10% of the Company's issued and outstanding common shares. An aggregate of 12,872,300 common shares were repurchased under this program, through open market transactions on the NYSE and TSX, at an average purchase price of $39.08 per share, for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $388,204,000, was charged to deficit. The program was terminated with no further common shares repurchased.

  In September 2001, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 per share, for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $105,633,000, was charged to retained earnings.

  Stock Option Plan

  Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration stock splits, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

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

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2002:

	Options (000s)	Weighted average exercise price $
Outstanding balance, December 31, 1999	10,447	10.81
Granted	2,345	27.06
Exercised	(2,436)	5.79
Forfeited	(307)	18.29

Outstanding balance, December 31, 2000	10,049	15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53
Granted	2,068	36.84
Exercised	(2,197)	8.71
Forfeited	(199)	28.48

Outstanding balance, December 31, 2002	5,925	28.23

Weighted average fair value of stock options granted during the period		13.58

  The following table summarizes information about options outstanding at December 31, 2002:

Range of exercise prices $	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Exercisable (000s)	Weighted average exercise price $
0.81 — 3.52(i)	138	7.0	3.05	93	2.89
7.59 — 10.50	601	1.1	9.35	601	9.35
12.77 — 17.50	206	2.0	17.37	206	17.37
22.50 — 31.00	2,887	4.2	25.59	1,883	23.10
36.00 — 45.00	2,093	4.4	40.01	741	38.94

	5,925	4.0	28.23	3,524	23.22

  (i)
  These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement as described in note 3 — Acquisitions.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method. The following table presents the Company's pro forma net income attributable to common shareholders and earnings per share as if the fair value-based method had been applied to all stock options granted.

	2002 $	2001 $	2000 $
Net income attributable to common shareholders as reported	207,553	85,553	81,163
Total stock-based compensation expense determined under fair value-based method	14,254	12,216	16,680

Pro forma net income attributable to common shareholders	193,299	73,337	64,483

Basic earnings per share
As reported	1.37	0.62	0.63
Pro forma	1.27	0.54	0.50
Diluted earnings per share
As reported	1.29	0.57	0.57
Pro forma	1.20	0.49	0.45

  The fair values of all stock options granted during 2002, 2001 and 2000 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected option life (years)	3.8	4.0	4.2
Volatility	46.8%	36.9%	41.1%
Risk-free interest rate	4.5%	5.2%	5.8%

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

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration stock splits, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

  Executive Stock Purchase Plan

  In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. The loans are full recourse and are secured by the common shares purchased pursuant to the loans and bear interest at a rate equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earlier of: (a) September 30, 2003; (b) 30 days following the termination or cessation of the executive officer's employment with the Company; or (c) where the executive officer disposes of common shares of the Company with a value equal to, or greater than, the loan.

  Warrants outstanding

  In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. On September 30, 1999, the units separated and Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants were exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2002, substantially all of the remaining outstanding warrants were exercised, resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

  During 2001, the Company issued 27,600 common shares, on the exercise of 6,900 warrants, for proceeds of $276,000. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders approximately $2 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

  During 2000, the Company issued 601,000 common shares, on the exercise of 150,250 warrants, for proceeds of $6,010,000.

15.   WRITE-DOWN OF ASSETS

  In 2002, the Company recorded a $31,944,000 non-cash charge related to the write-down of the following assets:

  As a result of the settlement reached between Biovail, Elan and the FTC with respect to the introduction of bioequivalent versions of Adalat CC, the licensing and supply agreements between Biovail and Elan were terminated. The FTC consent order effectively nullifies Biovail's long-term obligation to make the minimum license payments to Elan under the Adalat Agreement. Biovail has been in negotiations to have Elan reacquire the rights to its bioequivalent versions of Adalat CC that had been sold to Biovail. As there has been no meaningful progress to these negotiations, and as Biovail is unable to ascertain the eventual outcome of these negotiations, in December 2002 Biovail determined that the net book value of the Adalat product rights of $55,787,000, net of the corresponding long-term obligation to Elan of $33,381,000, should be written off. The Company recorded a related non-cash charge of $22,406,000.

  During 2002, the Company recorded unrealized holding losses on its investment in DepoMed and other investments of $7,398,000 and $676,000, respectively, and recorded other asset write-downs of $1,464,000.

  In 2001, the Company recorded an $80,482,000 non-cash charge related to the write-down of the following assets:

  On March 7, 2001, Lilly announced a voluntary recall of Keftab tablets due to problems with the product's stability. Lilly is under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, the product's manufacturing problems had yet to be resolved by Lilly. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written down to the estimated recoverable value of $10,000,000. The Company recorded a related non-cash charge of $54,565,000.

  The Company believes Lilly is responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company commenced a legal action against Lilly in which Biovail is seeking damages as a result of Lilly's voluntary recall of Keftab as described in note 23 — Legal Proceedings.

  In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to the Company by a third party. These supply interruptions have caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the net book value should be written off. The Company recorded a related non-cash charge of $18,966,000.

  During 2001, the Company determined that the intangible asset associated with the acquisition of Intelligent Polymers was no longer necessary to its development efforts and the net book value of the intangible asset should be written off. The Company recorded a related non-cash charge of $4,000,000.

  During 2001, the Company recorded other asset write-downs and an unrealized holding loss on other investments of $2,951,000.

16.   PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

  In March 2000, the Company repurchased all of its outstanding 10 7/8% U.S. Dollar Senior Notes due November 15, 2005 ("Senior Notes") at a redemption price of 112.820% of the principal amount, plus accrued interest. The aggregate consideration paid to repurchase the Senior Notes was $141,017,000. The $16,017,000 premium paid, together with the unamortized deferred financing costs related to the Senior Notes, were classified as premium paid on early extinguishment of U.S. Dollar Senior Notes.

17.   INCOME TAXES

  The components of the provision for (recovery of) income taxes are as follows:

	2002 $	2001 $	2000 $
Current
Domestic	1,250	3,670	800
Foreign	20,250	10,165	4,810

	21,500	13,835	5,610
Future
Domestic	—	—	—
Foreign	(9,771)	(39,833)	185

	(9,771)	(39,833)	185

	11,729	(25,998)	5,795

  The reported provision for (recovery of) income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for (recovery of) income taxes. The reasons for this difference and the related tax effects are as follows:

	2002 $	2001 $	2000 $
Income before provision for (recovery of) income taxes	219,282	97,992	115,248
Expected Canadian statutory rate	39.42%	42.12%	44.39%

Expected provision for income taxes	86,441	41,274	51,159
Non-deductible amount
Amortization expense	43,942	33,309	914
Foreign tax rate differences	(133,068)	(102,386)	(58,615)
Unrecognized income tax benefit of losses	10,738	—	10,977
Other	3,676	1,805	1,360

	11,729	(25,998)	5,795

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Future income taxes have been provided on the following temporary differences:

	2002 $	2001 $
Future tax assets
Tax loss carryforwards	68,639	40,315
Scientific Research and Experimental Development pool	17,544	13,881
Investment tax credits	15,948	12,802
Deferred financing and share issue costs	15,573	19,602
Reserves	14,601	4,372
Plant, equipment and technology	4,819	4,547
Intangible assets	—	2,889
Other	3,378	4,062

Total future tax assets	140,502	102,470
Less valuation allowance	(75,255)	(59,999)

Net future tax assets	65,247	42,471

Future tax liabilities
Intangible assets	63,250	54,671
Other	1,997	—

Total future tax liabilities	65,247	54,671

Net future income taxes	—	12,200

  Effective January 1, 2000, on the adoption of CICA Handbook Section 3062, the Company reclassified $2,429,000 of future tax liabilities to goodwill.

  The realization of future tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the future tax assets that the Company determined is more likely than not to be unrealized based on estimated future taxable income and tax planning strategies. During 2002 and 2001, the valuation allowance increased by $15,256,000 and $16,749,000, respectively. The increase in the valuation allowance is mainly related to accumulated tax losses and tax credit carryforwards.

  At December 31, 2002, the Company has accumulated tax losses for federal and provincial purposes in Canada, and for federal and state purposes in the United States. The Company also has unclaimed Canadian investment tax credits. The losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred. The tax losses and investment tax credits expire as follows:

	Tax losses
	Canada
	Federal $	Provincial $	United States $	Investment tax credits $
2003	—	—	—	400
2004	—	2,600	—	500
2005	—	7,600	—	1,100
2006	500	2,800	—	1,100
2007	—	—	4,300	1,400
2008	23,200	27,100	6,100	3,000
2009	8,800	8,800	6,700	400
2010	—	—	3,100	2,600
2011	—	—	16,400	2,600
2012	—	—	15,500	2,800
2018	—	—	22,100	—
2019	—	—	13,500	—
2020	—	—	100	—
2021	—	—	41,600	—
2022	—	—	18,500	—

	32,500	48,900	147,900	15,900

  In addition, the Company has pooled Scientific Research and Experimental Development expenditures amounting to approximately $58,200,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

18.   DEBT CONVERSION PREMIUMS

  The Company issued, under an indenture dated March 22, 2000, 6,000,000 Debentures for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. At the holders' option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share. The value of the Debentures comprised the holder conversion option and the interest and principal components. The value ascribed to the option component was determined using the residual method after calculating the amount attributable to the interest and principal components, which were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued. The present value of the interest and principal components amounted to $256,494,000, resulting in a value of $43,506,000 being ascribed to the holder conversion option. The present value of the interest and principal components was being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003, and was included in the determination of net income attributable to common shareholders. The value of the principal component was net of financing costs.

  During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173,845,000 aggregate face value of outstanding Debentures. The Company recorded the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the Indenture as follows: the portion related to the interest and principal components of the Debentures as a $6,200,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $17,482,000 charge to retained earnings. The Company recorded an increase to common shares of $206,076,000, which included the deduction from net income and the charge to retained earnings combined with the carrying value of the Debentures on the date of surrender of $182,394,000. The carrying value of the Debentures comprised the holder conversion option and the interest and principal components of the Debentures of $187,651,000 and the unpaid accrued interest to the date of surrender of $1,250,000, reduced by the proportionate financing costs of $6,507,000.

  In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate face value of Debentures on November 27, 2001. Prior to the redemption date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded the aggregate amount of interest that would have been paid on the Debentures from the redemption date to March 31, 2003 of $11,241,000 as follows: the portion related to the interest and principal components of the Debentures as a $3,801,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $7,440,000 charge to retained earnings. The Company recorded an increase to common shares of $133,619,000, which represented the carrying value of the Debentures converted prior to the redemption date. The carrying value of the Debentures comprised the holder conversion option and the interest and principal components of the Debentures of $138,340,000, reduced by the proportionate financing costs of $4,721,000. Debentures of $108,000 aggregate face value were redeemed for cash on the redemption date.

  Interest on the Debentures comprised interest expense of $14,862,000 and $15,750,000 in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13,574,000 and $12,540,000 in 2001 and 2000, respectively.

19.   EARNINGS PER SHARE

  Earnings per share were computed as follows:

	2002	2001	2000
Net income attributable to common shareholders	$207,553	$85,553	$81,163

Basic weighted average number of common shares outstanding (000s)	151,960	136,928	128,824
Dilutive effect of warrants (000s)	5,992	10,183	9,657
Dilutive effect of stock options (000s)	2,511	3,579	5,031

Diluted weighted average number of common shares outstanding (000s)	160,463	150,690	143,512

Basic earnings per share	$1.37	$0.62	$0.63
Diluted earnings per share	$1.29	$0.57	$0.57

  For 2001 and 2000, the Debentures were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

20.   OPERATING LEASES

  The Company enters into operating leases for certain facilities, vehicles and equipment. Lease payments were approximately $5,000,000, $5,200,000 and $4,800,000 in 2002, 2001 and 2000, respectively.

  Future minimum annual lease payments under operating leases for the years ending December 31 are as follows:

$
2003	6,667
2004	5,820
2005	4,835
2006	2,700
2007	1,346
Thereafter	1,107

21.   CASH FLOW INFORMATION

  Net change in non-cash operating items

	2002 $	2001 $	2000 $
Accounts receivable	(93,241)	4,778	(35,950)
Inventories	(14,643)	(14,341)	(3,886)
Deposits and prepaid expenses	(12,265)	(1,296)	(1,673)
Accounts payable	35,717	1,138	(5,432)
Accrued liabilities	36,863	24,489	(9,840)
Income taxes payable	17,618	10,649	3,779
Deferred revenue	(11,984)	(4,103)	5,772

	(41,935)	21,314	(47,230)

  Non-cash investing and financing activities

	2002 $	2001 $	2000 $
Long-term obligation related to the acquisition of Vasotec® and Vaseretic®	(99,620)	—	—
Long-term obligation related to the amendments to the Zovirax distribution agreement	(80,656)	—	—
Long-term obligation related to the acquisition of Wellbutrin® and Zyban®	(69,921)	—	—
Issuance of common shares on the surrender and redemption of Debentures	—	(316,013)	—
Long-term obligation related to the acquisition of Cardizem®	—	—	(161,828)
Accrued acquisition costs related to Cardizem®	—	—	(4,000)
Long-term obligation related to the Adalat Agreement	—	—	(58,090)

	(250,197)	(316,013)	(223,918)

  Cash paid during the year

	2002 $	2001 $	2000 $
Interest paid	14,899	22,837	20,546
Income taxes paid	5,063	4,380	1,889
Debt conversion premium paid	—	11,241	—

22.   RELATED PARTY TRANSACTIONS

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

23.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings, which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of Abbreviated New Drug Applications ("ANDA"). The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  At different times in early 1998, the Company was sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by Biovail's filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. Discovery is currently underway for this action; however, a timeline for a trial has not yet been established. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply of generic Verelan SR obligations to the Company. This legal proceeding was completed in January 2003. Biovail was successful in the action and was awarded judgment and interest.

  The Company commenced an action against Lilly in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly had forced a recall of the product because it has been unable to supply a stable product. In March 2003, Biovail settled its action with Lilly and received compensation for lost margin on Keftab sales and expenses incurred with respect to the Keftab recall.

  The net recovery from the settlement of the Mylan and Lilly actions was $24,755,000 plus interest.

  In February 2002, a plaintiff commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Dura-Vent, a product containing PPA and formerly marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended. This case has been currently stayed.

  Several consumer class action Complaints have been filed against the Company in which plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. The Company has filed an Answer denying any impropriety or illegality. The Company believes that the complaints are without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA since a generic version of Tiazac® did not receive FDA approval for a long period of time following the removal of all legal or regulatory impediments by the Company. Indeed, that product's failure to receive timely approval was due to its own scientific issues unrelated to any regulatory action taken by the Company. The Company will vigorously defend these actions. One such action has been voluntarily discontinued.

  Several consumer class action suits have recently been commenced jointly against Biovail and Elan and against Teva Pharmaceuticals USA, Inc. ("Teva") relating to an agreement between a Biovail subsidiary and Elan for Biovail's in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail will vigorously defend these suits in due course. Biovail believes these suits are without merit, since the delay in the marketing or out-licensing of the Adalat CC product was due to the Company's inability to manufacture the product pursuant to prescribed specifications and not because of any improper activity on its part.

  RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in October 2001, in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

  A Certificate of Non-Infringement was served by Torpharm on BLI in July 2002 in respect of Torpharm's filed ANDA for a generic version of Tiazac® as marketed in the United States. BLI has made a determination that Torpharm's formulation infringes BLI's Tiazac® patent and has therefore instituted a patent infringement suit against Torpharm, pursuant to the provisions of the Hatch-Waxman Act. As a result of BLI's suit, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court order of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  On November 22, 2002, the Company filed an action against Verum Pharmaceuticals Inc. ("Verum") and a number of its officers and employees seeking injunctive relief and damages to enjoin these Defendants from illegally and unfairly competing with Biovail in violation of the Computer Fraud and Abuse Act, 18 U.S.C. § 1030, and Defendants' contractual, statutory and common law obligations. On February 14, 2003 the Court granted the Company's injunctive motion and ordered Defendants to cease their employment with Verum and further ordered Verum to cease its operations. The Company intends to pursue its action for damages against Verum and the personal defendants.

  Glaxo Group Limited and the Company entered into a Rights Agreement, dated December 1, 2002, wherein the Company acquired the exclusive marketing rights to Zyban® and Wellbutrin® SR in Canada. Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, Novopharm has alleged to Health Canada that Canadian Patent Nos. 1,321,754, 2,142,320 and 2,168,364 are invalid and, alternatively, that they would not be infringed by the sale in Canada of Novopharm's generic version of Wellbutrin® SR. Novopharm served a Notice of Allegation on GlaxoSmithKline Inc. ("Glaxo") on February 18, 2003. The Company has the exclusive right to institute, and have carriage of, patent infringement proceedings and has determined that it will pursue a Notice of Application proceeding against Novopharm. Until the legal proceedings are concluded, or until the expiry of 24 months after March 31, 2003, the date of the Notice, whichever is earlier, no Notice of Compliance will be issued to Novopharm.

  A Certificate of Non-Infringement was served by KV Pharmaceutical Company ("KV") on BLI in March 2003, in respect of KV's filed ANDA for a generic version of Tiazac® 420 mg, exclusively, as marketed in the United States. The Company is currently assessing the Certificate to determine whether there is infringement. In the event the Company concludes that KV's formulation infringes the Company's patents, a patent infringement suit will be commenced pursuant to the provisions of the Hatch-Waxman Act.

24.   CO-PROMOTION ARRANGEMENTS

  In November 2002, Biovail and Reliant entered into an agreement to co-promote Biovail's Zovirax, Teveten®, Teveten® HCT, Rondec, Cedax and, on approval by the FDA, Cardizem® LA products. Biovail and Reliant will detail the products to physicians in the United States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail will spend a minimum prescribed amount on advertising and sales promotion of the products. In consideration of Reliant's co-promotion activities under the agreement, Biovail will pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of the portfolio of products covered by the agreement.

  Commencing on June 30, 2003, each of Biovail and Reliant has the right to terminate the agreement for any reason. In the event that either party terminates the agreement, Biovail may elect to either pay Reliant a termination fee, as defined in the agreement, or continue to pay Reliant co-promotion fees on sales of the products through to December 31, 2008. In the event that Biovail elects to continue to pay Reliant co-promotion fees, Reliant may elect to terminate the payment of the co-promotion fees on the withdrawal from the market or sale of any of the products, in which case Biovail will pay Reliant the termination fee. The agreement expires on December 31, 2008.

  In October 2001, Biovail and GSK entered into a development and co-promotion agreement for Wellbutrin XL. Under the terms of the agreement, Biovail has licensed Wellbutrin XL to GSK for sale and distribution on a worldwide basis, excluding Canada. Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin XL. In August 2002, GSK filed an NDA for Wellbutrin XL with the FDA. When, and if, FDA approval is received, Biovail will manufacture and supply Wellbutrin XL to GSK for a share of the revenue generated by future sales of Wellbutrin XL. GSK and Biovail will co-promote

  Wellbutrin SR in the United States and Biovail will have the option to co-promote Wellbutrin XL in the United States when, and if, FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK committed to pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000, related to the development of Wellbutrin XL, was recorded in deferred revenue at December 31, 2001. During 2002, Biovail completed the development of Wellbutrin XL and recognized the first increment in research and development revenue. During 2002, Biovail received four of the remaining quarterly increments, of $10,000,000 each, for the co-promotion of Wellbutrin SR. The receipt of the last quarterly increment of up to $10,000,000 is dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR, and the amount will be determined based on a percentage of net sales of Wellbutrin SR in the United States during the first quarter of 2003.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. On termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the last quarterly increment if the termination of the agreement becomes effective during the first quarter of 2003. All rights to Wellbutrin XL granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin XL.

25.   RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — cardiovascular (including Type II diabetes), pain management, central nervous system and niche opportunities, and typically include formulation and product development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  These third party developers are typically compensated on the basis of fees for service, milestone payments or royalty payments from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these bases.

  In July 2002, Biovail licensed from DepoMed the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials ("metformin GR"). The license confers to Biovail the right to market metformin GR in the United States and Canada. DepoMed will be responsible for completing the clinical development program in support of metformin GR and, subject to approval by the FDA, Biovail will pay to DepoMed a $25,000,000 milestone fee, as well as royalties on the net sales of the product in the United States and Canada.

  In May 2002, Biovail entered into an agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment on regulatory approval of $250,000, as well as royalties on the net sales of the new dosage format.

  In April 2002, Biovail licensed the marketing rights to six products from Ethypharm for commercialization in the United States, Canada and Mexico. Biovail is obligated to pay Ethypharm up to $61,000,000 in milestone payments on the first regulatory approval of the products within the United States, Canada or Mexico, as well as royalties on the net sales of the products. Biovail has also entered into a cross-license agreement with Ethypharm, whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. To December 31, 2002, Biovail had made no milestone payments to Ethypharm.

  In January 2002, the Company acquired the exclusive marketing rights to FIBROSTAT from Procyon Biopharma Inc ("Procyon"). FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. On approval and commercialization of

  FIBROSTAT in the United States, the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based on a percentage of net sales of FIBROSTAT. To December 31, 2002, Biovail had paid no fees to Procyon.

  In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for the formulation, development, manufacture and supply of a novel, controlled-release formulation of the anti-depressant citalopram. Under the terms of the agreement, Lundbeck paid the Company product development fees in an aggregate amount of $8,500,000, subject to certain milestones. In 2001, the Company completed the services in respect to the final milestone and received the remaining $2,000,000 product development fee from Lundbeck. The Company received a product development fee of $1,000,000 in 2000.

26.   SEGMENTED INFORMATION AND MAJOR CUSTOMERS

  In 2002, the Company, after reviewing the way that management assesses performance and makes resource decisions, determined that it operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

  Geographic information

	Revenue(i)			Long-lived assets(ii)
	2002 $	2001 $	2000 $	2002 $	2001 $	2000 $
Canada	62,848	44,705	21,110	75,872	44,139	39,050
United States and Puerto Rico	713,615	528,722	226,559	382,457	354,692	429,222
Barbados and other Caribbean	9,533	3,448	55,511	1,351,042	663,995	729,652
Other countries	2,029	6,388	8,277	27,340	1,249	140

	788,025	583,263	311,457	1,836,711	1,064,075	1,198,064

  (i)
  Revenue is attributed to countries based on the location of the customer.

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

  Major customers

  The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2002%	2001%	2000%
Customer A	12	16	30
Customer B	23	31	30
Customer C	11	9	5
Customer D	—	—	18

27.   COMPARATIVE FIGURES

  Prior to 2002, the Company included co-promotion revenue as a component of product sales. In 2002, the Company reclassified co-promotion revenue from product sales to co-promotion, royalty and licensing. The reclassification of $15,984,000 and $7,992,000 of co-promotion revenue for 2001 and 2000, respectively, to conform to the presentation adopted in 2002, did not change total revenue as previously reported.

  Prior to 2001, the Company included amortization expense as a component of cost of goods sold, research and development expenses, and selling, general and administrative expenses. In 2001, the Company decided to present amortization expense as an individual line item within operating expenses. The reclassification of $16,228,000 of amortization expense for 2000, to conform to the presentation adopted in 2001, did not change total operating expenses or net operating loss as previously reported.

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

  10.a.1
  Consent of Ernst & Young LLP

  99.1
  Certificate of the Chairman of the Board and Chief Executive Officer of Biovail Corporation to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  99.2
  Certificate of the Senior Vice President and Chief Financial Officer of Biovail Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: May 20, 2003	BIOVAIL CORPORATION
/s/ BRIAN H. CROMBIE Brian H. Crombie Senior Vice President and Chief Financial Officer

CERTIFICATIONS

        I, Eugene N. Melnyk, Chief Executive Officer and Chairman of the Board of Biovail Corporation certify that:

1.
I have reviewed this annual report on Form 20-F of Biovail Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
By:	/s/ EUGENE N. MELNYK
	Name:	Eugene N. Melnyk
	Title:	Chairman of the Board and Chief Executive Officer

CERTIFICATIONS

        I, Brian H. Crombie, Senior Vice President and Chief Financial Officer of Biovail Corporation certify that:

1.
I have reviewed this annual report on Form 20-F of Biovail Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
By:	/s/ BRIAN CROMBIE
	Name:	Brian Crombie
	Title:	Senior Vice President and Chief Financial Officer

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

10.a.1
Consent of Ernst & Young LLP

99.1
Certificate of the Chairman of the Board and Chief Executive Officer of Biovail Corporation to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2
Certificate of the Senior Vice President and Chief Financial Officer of Biovail Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

QuickLinks

TABLE OF CONTENTS GENERAL INFORMATION PART 1
PART I
In accordance with U.S. GAAP (All dollar amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
In accordance with Canadian GAAP (All dollar amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
  A. History and Development of the Company
  B. Business Overview
  C. Organizational Structure
  D. Property, Plant and Equipment
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS INDEX
  A. Directors and Senior Management
  B. Compensation
SUMMARY COMPENSATION TABLE
  C. Board Practices
Options Granted in Last Fiscal Year
AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES
  D. Employees
  E. Share Ownership
  A. Major Shareholders
  B. Related Party Transactions
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN IN RESPECT OF SECURITIES PURCHASES
TABLE OF INDEBTEDNESS UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM
  C. Interests of Experts and Counsel
  A. Consolidated Statements and Other Financial Information
  B. Significant Changes
  A. Nature of Trading Market
  B. Plan of Distribution
  C. Markets
  D. Selling Shareholders
  E. Dilution
  F. Expenses of the Issue
  A. Share Capital
  B. Memorandum and Articles of Association
  C. Material Contracts
  D. Exchange Controls
  E. Taxation
  F. Dividends and Paying Agents
  G. Statements by Experts
  H. Documents on Display
  I. Subsidiary Information
PART II
PART III
INDEX TO FINANCIAL STATEMENTS
MANAGEMENT REPORT
AUDITORS' REPORT
  Consolidated Balance Sheets
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME (LOSS) In accordance with U.S. generally accepted accounting principles ([All dollar amounts expressed in thousands of U.S. dollars, except per share data)
  Consolidated Statements of Shareholders' Equity
  BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
  BIOVAIL CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS In accordance with U.S. generally accepted accounting principles (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)
BIOVAIL CORPORATION
AUDITORS' REPORT
  BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
  BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars, except per share data)
  BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
  BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
SIGNATURES
CERTIFICATIONS
CERTIFICATIONS