Form 20-F
period 2005-12-31
BIOVAIL CORP INTERNATIONAL
filed 2006-04-03
CIK 885590

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐
Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒
Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

OR

☐
Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

OR

☐
Shell Company Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

  Commission file number 001-14956

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 159,587,838 common shares, no par value, as of December 31, 2005

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities     Yes    ☒                  No    ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes    ☐                No    ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒                No    ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 20-F or any amendment to this Form 20-F. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17    ☐                 Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes    ☐                No    ☒

TABLE OF CONTENTS

GENERAL INFORMATION

i

Item 8.	Financial Information		134
	A.	Consolidated Statements and Other Financial Information	134
	B.	Significant Changes	134
Item 9.	The Offer and Listing		140
	A.	Offer and Listing Details	140
	B.	Plan of Distribution	140
	C.	Markets	141
	D.	Selling Shareholders	141
	E.	Dilution	141
	F.	Expenses of the Issue	141
Item 10.	Additional Information		141
	A.	Share Capital	141
	B.	Memorandum and Articles of Association	141
	C.	Material Contracts	142
	D.	Exchange Controls	143
	E.	Taxation	144
	F.	Dividends and Paying Agents	147
	G.	Statements by Experts	147
	H.	Documents on Display	147
	I.	Subsidiary Information	148
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		148
Item 12.	Description of Securities Other Than Equity Securities		148
	A.	Debt Securities	148
	B.	Warrants and Rights	148
	C.	Other Securities	148
	D.	American Depository Shares	148
	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		149
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds		149
Item 15.	Controls and Procedures		149
Item 16.	[RESERVED]		149
Item 16A.	Audit Committee Financial Expert		149
Item 16B.	Code of Ethics		149
Item 16C.	Principal Accounting Fees and Services		150
Item 16D.	Exemptions from the Listing Standards for Audit Committee		150
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		150
	PART III
Item 17.	Financial Statements		151
Item 18.	Financial Statements		151
Item 19.	Exhibits		152
		Signatures	153
		Certifications

ii

Basis of Presentation

General

        Except where the context otherwise requires, all references in this Annual Report on Form 20-F ("Form 20-F") to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Form 20-F, references to "$" and "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at December 31, 2005.

        Unless otherwise noted, prescription and market data are derived from IMS Health Inc. ("IMS") and are as of their December 31, 2005 report. IMS is a provider of information solutions to the pharmaceutical and health-care industries, including market intelligence and performance statistics.

Trademarks

        The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Ativan®, Biovail®, BPI®, BVF®, Cardisense™, Cardizem®, Cardizem® LA, CEFORM™, DiTech™, DrinkUp®, FlashDose®, Glumetza™, Healthburst™, Instatab™, Isordil®, Nutravail®, Oramelt™, Shearform™, Smartcoat™, SportSafe®, Tiazac® XC, Tiazac®, Vasocard™, Vasotec®, Vaseretic® and Z-Flakes®.

        Wellbutrin®, Wellbutrin® SR, Wellbutrin XL® (a once daily formulation of bupropion developed by Biovail), Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies ("GSK") and are used by the Company under license. Ultram®, Ultram® ER, and Ultram® ODT are trademarks of Ortho-McNeil, Inc. and are used by the Company under license.

        In addition, the Company has filed trademark applications for many of its other trademarks in the United States and Canada and has implemented on an ongoing basis a trademark protection program for new trademarks.

Forward-Looking Statements

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 20-F contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada, as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the following factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

iii

PART I

Item 1 Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

        Not applicable

B.    Advisers

        Not applicable

C.    Auditors

        Not applicable

Item 2    Offer Statistics and Expected Timetable

A.    Offer Statistics

        Not applicable

B.    Method and Expected Timetable

        Not applicable

Item 3    Key Information

A.    Selected Financial Data

        The following tables of selected consolidated financial data of the Company have been derived from financial statements prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and Canadian generally accepted accounting principles ("Canadian GAAP"), as indicated. The data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP and Canadian GAAP as applicable (See Item 18, "Financial Statements").

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

Stock-based compensation

        Under U.S. GAAP, the Company recognizes employee stock-based compensation costs under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in 2005.

        Under Canadian GAAP, the Company began recognizing employee stock-based compensation costs under the fair value-based method in January 2004.

In accordance with U.S. GAAP
(All amounts are expressed in thousands of U.S. dollars,
except number of shares and per share data)

	Years ended December 31
	2005		2004		2003		2002		2001
Consolidated operating data:
Revenue	$935,536		$879,156		$811,750		$783,688		$577,948
Operating income	301,874	(1)	221,279	(4)	17,415	(6)	136,539	(8)	173,631	(9)
Income (loss) from continuing operations	246,796	(2)	166,209	(5)	(26,786)	(7)	90,750	(8)	88,851	(10)
Net income (loss)	236,221	(3)	160,994	(5)	(27,265)	(7)	87,795	(8)	87,448	(10)
Basic earnings (loss) per share:
Income (loss) from continuing operation	$1.55	(2)	$1.04	(5)	$(0.17)	(7)	$0.60	(8)	$0.65	(10)
Net Income (loss)	$1.48	(3)	$1.01	(5)	$(0.17)	(7)	$0.58	(8)	$0.64	(10)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$1.55	(2)	$1.04	(5)	$(0.17)	(7)	$0.57	(8)	$0.59	(10)
Net income (loss)	$1.48	(3)	$1.01	(5)	$(0.17)	(7)	$0.55	(8)	$0.58	(10)
Cash dividends declared per share	$0.50		—		—		—		—
	Years ended December 31
	2005	2004	2003	2002	2001
Consolidated balance sheet:
Cash and cash equivalents	$445,289	$34,324	$133,261	$56,080	$434,891
Working capital	411,226	124,414	149,884	(23,527)	427,856
Total assets	2,028,812	1,711,060	1,922,774	1,833,804	1,331,483
Long-term obligations	436,868	478,936	822,927	747,350	46,161
Shareholders' equity	$1,220,356	$1,053,913	$881,595	$845,686	$1,126,074
Number of common shares issued and outstanding [000s]	159,588	159,383	158,797	158,120	157,496

(1)
Includes charges of $34,092 relating to the write-down of certain assets, and $19,810 for restructuring costs.

(2)
Includes charges of $34,092 relating to the write-down of certain assets, $19,810 for restructuring costs, and an equity loss of $1,160.

(3)
Includes charges of $34,092 relating to the write-down of certain assets, $19,810 for restructuring costs, an equity loss of $1,160, and a write-down of assets of discontinued operation of $5,570.

(4)
Includes charges of $40,685 relating to the write-down of certain assets (net of gain on disposal of $1,471), and $8,640 for acquired research and development.

(5)
Includes charges of $40,685 relating to the write-down of certain assets (net of gain on disposal of $1,471), $8,640 for acquired research and development, and an equity loss of $4,179.

(6)
Includes charges of $7,539 for relocation costs, $45,081 relating to the write-down of certain assets, $124,720 for acquired research and development, and $61,348 for the extinguishment of a royalty obligation.

(7)
Includes charges of $7,539 for relocation costs, $45,081 relating to the write-down of certain assets, a charge of $124,720 for acquired research and development, and $61,348 for the extinguishment of a royalty obligation, $13,061 for a foreign exchange loss on a long-term obligation, an equity loss charge of $1,010, and a reduction in the provision for tax contingencies of $12,000.

(8)
Includes charges of $31,944 relating to the write-down of certain assets, and $167,745 for acquired research and development.

(9)
Includes a charge of $80,482 relating to the write-down of certain assets.

(10)
Includes charges of $80,482 relating to the write-down of certain assets, and $34,923 for debt conversion premiums relating to the conversion of our 6.75% Convertible Subordinated Preferred Equivalent Debentures due 2025 ("Debentures").

In accordance with Canadian GAAP
(All amounts are expressed in thousands of U.S. dollars,
except number of shares and per share data)

	Years ended December 31
	2005		2004		2003		2002		2001
Consolidated operating data:
Revenue	$935,536		$879,156		$811,750		$783,688		$577,948
Operating income	154,269	(1)	111,404	(4)	5,272	(6)	249,934	(8)	118,785	(9)
Income (loss) from continuing operations	99,602	(2)	57,962	(5)	(39,866)	(7)	210,508	(8)	86,956	(10)
Net income (loss)	89,027	(3)	52,747	(5)	(40,345)	(7)	207,553	(8)	85,553	(10)
Basic earnings (loss) per share:
Income (loss) from continuing operation	$0.62	(2)	$0.36	(5)	$(0.25)	(7)	$1.39	(8)	$0.64	(10)
Net Income (loss)	$0.56	(3)	$0.33	(5)	$(0.25)	(7)	$1.37	(8)	$0.62	(10)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.62	(2)	$0.36	(5)	$(0.25)	(7)	$1.31	(8)	$0.58	(10)
Net income (loss)	$0.56	(3)	$0.33	(5)	$(0.25)	(7)	$1.29	(8)	$0.57	(10)
Cash dividends declared per share	$0.50		—		—		—		—
	Years ended December 31
	2005	2004	2003	2002	2001
Consolidated operating data:
Cash and cash equivalents	$445,289	$34,324	$133,261	$56,080	$434,891
Working capital	411,232	124,418	149,884	(23,527)	427,856
Total assets	2,188,093	2,012,180	2,297,604	2,237,666	1,643,026
Long-term obligations	436,956	475,651	812,526	732,111	46,161
Shareholders' equity	$1,379,549	$1,358,318	$1,266,826	$1,264,787	$1,425,417
Number of common shares issued and outstanding [000s]	159,588	159,383	158,797	158,120	157,496

(1)
Includes charges of $79,138 relating to the write-down of certain assets, and $19,810 for restructuring costs.

(2)
Includes a charge of $79,138 relating to the write-down of certain assets, $19,810 for restructuring costs, and an equity loss of $1,160.

(3)
Includes charges of $79,138 relating to the write-down of certain assets, $19,810 for restructuring costs, an equity loss of $1,160 and a write-down of assets of discontinued operation $5,570.

(4)
Includes a charge of $40,685 relating to the write-down of certain assets (net of gain on disposal of $1,471).

(5)
Includes a charge of $40,685 relating to the write-down of certain assets (net of gain on disposal of $1,471), and an equity loss of $4,179.

(6)
Includes charges of $7,539 for relocation costs, $82,189 relating to the write-down of certain assets, and $61,348 for the extinguishment of a royalty obligation.

(7)
Includes a charge $7,539 for relocation costs, $82,189 relating to the write-down of certain assets, $61,348 for the extinguishment of a royalty obligation, $13,061 for a foreign exchange loss on a long-term obligation, an equity loss of $1,010, and a reduction in the provision for tax contingencies of $12,000.

(8)
Includes a charge of $31,944 relating to the write-down of certain assets.

(9)
Includes a charge of $80,482 relating to the write-down of certain assets.

(10)
Includes charges of $48,246, net of tax of $32,236, relating to the write-down of certain assets, and $10,001 for debt conversion premiums relating to the conversion of the Debentures.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Investment in our common stock involves a degree of risk. These risks should be carefully considered before any investment is made. The following are some of the key risk factors generally associated with our business. However, the risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

I.     COMPANY-SPECIFIC RISKS

1.     Wellbutrin XL®

a.     A decrease in the sales of Wellbutrin XL® could significantly reduce revenues and earnings.

        Biovail's product sales revenue for Wellbutrin XL® was $354.2 million for 2005, which represents approximately 38% of Biovail's overall revenues. This revenue is based on GSK's net selling price on the U.S. sales of Wellbutrin XL® which we do not control. Wellbutrin XL® has a relatively high gross margin and since Biovail does not incur any expense relating to promotion of this product, a dollar of revenue from Wellbutrin® XL has a greater impact on net income than does a dollar of revenue from products that Biovail promotes. Any factors that decrease sales of Wellbutrin XL® could significantly reduce revenues and earnings, and have a material adverse effect on Biovail's financial condition and results of operations. Many of the factors detailed below in this Risk Factor section could have such an effect, in particular patent challenges as discussed under Intellectual Property, interruptions in manufacturing or product recalls as discussed under manufacturing below or our dependency on a Third Party to market this Product. The impact of any of the risk factors outlined as follows in respect of the manufacture, distribution, marketing and sales of pharmaceuticals becomes more acute if the product experiencing any of the challenges described by these risks is Wellbutrin® XL, because of the proportion of our revenue and net income that this product represents.

2.     Intellectual Property

        Our inability on our part to establish or protect our intellectual property rights could result in significant negative impact on our profitability.

a.     Our patents are subject to challenges.

        There has been substantial litigation concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When a third party files an Abbreviated New Drug Applications ("ANDA") for a bioequivalent version of a drug for which we hold a New Drug Application ("NDA"), they are required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, or the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product NDA. A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge prevents FDA approval for a period that ends 30 months after the receipt of notice, or sooner, if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we also face such challenges. We are currently engaged in proceedings against four parties who have filed ANDAs for generic equivalents to Wellbutrin XL® — the loss of which could have a material adverse impact on the financial condition and results of the Company. If successful, a generic competitor could be in the market with a generic product during 2006 or thereafter. (See "Information on the Company — Business Overview — U.S. Regulation — Abbreviated New Drug Application" and "— Patent Certification and Exclusivity Issues" and "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property").

b.     Patent protection is unpredictable and uncertainty can arise regarding the protection afforded by our patents.

        Our competitors may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing. Alternatively, our patent applications for a product or process may not be approved or may not be approved as desired. The patents of our competitors may impair our ability to do business in a particular area. Others may independently develop similar products or duplicate any of our unpatented products. Our success will depend, in part, on our ability in the future to obtain patents and to operate without infringing on the proprietary rights of others. To the extent we are unable to do so, it is likely to have a material adverse effect on our business, results of operations and financial condition.

c.     The generic portion of our business is subject to challenges.

        In those instances where we develop generic versions of existing drugs, we similarly must file an ANDA and would be subject to challenges by the patent and NDA holders for those existing products. The loss of such a challenge could adversely affect our ability to market such a generic product. (See "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property").

d.     Patent litigation is expensive.

        The expense of litigation, whether or not we are successful, could have an adverse effect on our business, results of operations, financial condition and cash flows. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by us, whether because of the filing of an ANDA, challenging a third party's ANDA or otherwise, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Such lawsuits may be brought and the ultimate outcome of such litigation, if commenced, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

e.     Proprietary information may be accessed by third parties.

        We rely on trade secrets, know-how and other proprietary information, as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and we may not have adequate remedies for such breaches. Also, other persons may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner. Our success will depend, in part, on our ability in the future to protect our trade secrets and other proprietary information. (See "Information on the Company — Business Overview — Patents and Proprietary Rights").

3.     Manufacturing Operations

a.     Interruption of our manufacturing operations.

        Our manufacturing and other processes utilize sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Although we endeavour to properly maintain our equipment and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or a portion of our facilities, were to become inoperable for period of time. This could occur for various reasons, including catastrophic events, such as a hurricane or other natural disaster, an explosion, an environmental accident, equipment failures and/or delays in obtaining components or replacements, construction delays or defects and other events, both within and outside of our control. Any interruption in our manufacture of high-volume products, such as Wellbutrin® XL (or possibly Ultram® ER in the future) could have a material adverse effect on our business and cash flows.

        A portion of our pharmaceutical manufacturing capacity, as well as other critical business functions, are located in areas subject to hurricane and earthquake casualty risks. Although we have certain limited protection afforded by insurance, our business and our earnings could be materially adversely affected in the event of a major weather-related or catastrophic event.

b.     We may have difficulty optimizing the utilization of our manufacturing facilities to meet market demand for our products.

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

c.     Products we manufacture are subject to the risk of recall.

        Although we endeavour to manufacture our pharmaceutical products to meet good manufacturing practices ("GMP") requirements, it is possible that product(s) we manufacture may need to be recalled and removed from the market. This could occur for various reasons, including failure of the product to meet and/or maintain specifications; stability issues; and/or our becoming aware of a product causing an adverse drug reaction(s) in patient(s). In turn, the removal of product from the market for any one of these reasons, or any combination thereof, could have a material adverse impact on the Company's financial results (See "— Nature of Our Industry and Our Business"). The impact of this risk will vary based on the importance of the product recalled, for example a recall of Wellbutrin XL® (or possibly Ultram® ER in the future) would have a more significant impact.

d.     Risks associated with product delivery could affect our financial results.

        The supply of our product to our customers is subject to and dependent upon the use of transportation services. Disruption of transportation services could have a material adverse impact on our financial results.

        A number of products that we sell are manufactured and supplied to us by third parties. Disruption in the supply of these products could have a material adverse impact on the Company's financial results.

        As our manufacturing facilities are located primarily outside the continental U.S., while most of our sales are within the U.S., any change in policy or policy implementation relating to U.S. border controls may have an adverse impact on our ease of access to the U.S. marketplace.

e.     Future inability to obtain components and raw materials or products could affect our operations.

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

        Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances; export duties, transport issues, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw-material suppliers are subject to, among other things, FDA and TPD regulation, various import duties and required government clearances. Acts of governments outside the U.S. and Canada may affect the price or availability of raw materials needed for the development or manufacture of our products. Again, the degree of impact such a situation would have would in part depend on the product affected and as such interruption of supply for Wellbutrin® XL (or possibly Ultram® ER in the future) would have a more significant adverse impact.

f.      We may be unable to complete our expansion and conversion projects, or adequately equip our facilities in a timely manner, or we may be subject to delays in receiving FDA and TPD approvals.

        The continued increase in the number of our products in the market, and the NDAs and New Drug Submissions ("NDSs") we submit to or may have pending at the FDA and TPD, respectively — may require us to continue to expand our manufacturing capabilities, including making changes to our manufacturing facilities in Steinbach, Manitoba and Dorado, Puerto Rico. The timely completion of these efforts is necessary for us to have sufficient manufacturing capacity for the anticipated quantities of our existing products and the products we expect to manufacture for marketing by us or for supply to strategic partners in the future, and will require significant levels of capital investment. Our inability to complete our expansion and conversion projects, or adequately equip the facilities in a timely manner, or delays in receiving FDA and TPD approvals, could adversely affect our results of operations, financial condition and cash flows. (See "Information on the Company — Property, Plant and Equipment — Manufacturing Facilities").

g.     Regulatory inspections could result in compliance actions that could interrupt continuity of supply of current products manufactured at Biovail's manufacturing facilities.

        Regulatory Inspections could result in compliance actions that could interrupt continuity of supply of current products manufactured at Biovail's manufacturing facilities. This interruption of supply could have an adverse affect on our operations.

4.     Dependencies on Third Parties

a.     A relatively small group of products and customers may represent a significant portion of our net revenues or net earnings from time to time making us dependent on the activities and success of third parties over which we have no control.

        Sales of a limited number of our products represent a significant portion of our net revenues and net earnings with Wellbutrin® XL being the most significant of these (See "Wellbutrin XL®" under "Information on the Company — Business Overview — Revenue Sources Products") and possibly Ultram® ER in the future. If the volume or pricing of our most significant products decline in the future, our business, financial condition, cash flows and results of operations could be materially adversely affected.

        A significant portion of our net revenues is derived from sales to and therefore are dependent on the activities and success of a limited number of customers or third parties. Any significant reduction or loss of business with one or several of these customers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

b.     Our business could suffer as a result of actions by third parties who have marketing rights to our products.

        Actions by third parties who control the pricing, trade rebate levels, product availability and other items for products we have licensed to them could have a material adverse impact on our financial results.

c.     We rely on various third-party estimates in our financial reporting.

        We are dependent upon third parties to provide us with various estimates as a basis for our financial reporting. While we undertake certain procedures to review the reasonability of this information, we cannot obtain absolute assurance over the accounting methods and controls over the information provided to us by third parties. As a result we are at risk of them providing us with erroneous data which could have a material adverse impact on our business.

d.     For certain products we rely on third party suppliers.

        For certain products that we market and distribute, including Cardizem® CD, Vasotec®, Zovirax®, Ativan® and Isordil®, we rely on third parties to supply such product. As a result, we are vulnerable to an interruption of supply to us — should our manufacturers suffer an interruption for any reason, including without limitation, due to manufacturing or shipping, problems, regulatory inspections or difficulty in sourcing components or raw materials. We are also vulnerable to a supply interruption should we be unable to renew or replace or successfully transfer such supply arrangements when our current agreements expire. Any such supply interruption could have an adverse impact on our operations.

6.     Income Tax

a.     Our effective tax rates may increase.

        We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to audit by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; and changes in the estimated values of deferred tax assets and liabilities. (See "Information on the Company — Business Overview — Taxation").

        Our provision for income taxes is based on certain estimates and assumptions made by management. We have operations in various countries that have differing tax laws and rates. Our consolidated income tax rate is affected by the amount of net income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgements based on our knowledge and understanding of local and international tax rules determining our consolidated tax provision. For examples, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, financial position and the net income for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carry forwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease the provision for income taxes in a given period.

        Our future effective tax rate will depend on the relative profitability of our domestic and foreign operations, the statutory tax rates and taxation laws of the related tax jurisdictions, the tax treaties between the countries in which we operate, and the timing of the release, if any, of the valuation allowance.

7.     Litigation

a.     We are subject to claims under U.S. and Canadian securities laws.

        The Company — and several of our officers — are defendants in a consolidated securities class action (See "Financial Information — Significant Changes — Legal Proceedings — Securities class actions"). We and the other defendants believe that there are meritorious defenses to the claims asserted in this action and we, together with the other defendants, intend to defend ourselves vigorously. However, it is possible that this action could result in the award of substantial monetary damages against the Company. The outcome of this action could negatively impact the market price of our securities. In addition, we expect to continue to incur expenses associated with the defense of this action, regardless of the outcome, and this pending action may divert the efforts and attention of our management team from normal business operations.

        We are also a party to several other actions that could similarly impact our business (See "Financial Information — Significant Changes — Legal Proceedings").

b.     We could be subject to counterclaims or other suits in response to our recently filed complaint against various parties alleging a stock market manipulation scheme.

        On February 22, 2006, Biovail filed a lawsuit, seeking $4.6 billion in damages, from 22 defendants who, the complaint alleges, participated in a stock-market manipulation scheme. The defendants in this complaint may file counterclaims or take other actions in their defence that may require us to respond and which could have an adverse impact on Biovail.

c.     We could be subject to counterclaims or other suits in response to other actions the Company may initiate.

        From time to time, the Company also initiates actions or files counterclaims. We could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees.

8.     Regulatory Investigations

a.     We could be subject to fines, penalties, or other sanctions as a result of ongoing investigations and inquiries by the SEC and the OSC.

        On November 20, 2003, we received a letter from the SEC indicating that the SEC would be conducting an informal inquiry relating to our financial performance and certain accounting matters for the fiscal year 2003. In March 2005, the SEC advised us that it had issued a formal order of investigation related to the previously disclosed informal inquiry initiated in November 2003 which sought historical financial and related information, including, but not limited to, the Company's accounting and financial disclosure practices. The formal investigation continues to focus primarily on accounting practices; however, the scope of the investigation is broader than it was initially and includes certain transactions associated with a corporate entity that was subsequently acquired by the Company in 2002. The period under review is January 2001 through May 2004. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which appears to be consistent with matters the OSC is investigating as previously disclosed. Biovail has been fully cooperating with the SEC, and will continue to do so in an effort to bring the investigation to a conclusion as expeditiously as possible though the outcome or timing of when this matter may be resolved cannot be predicted. Should this investigation reach an adverse conclusion, the Company could be subject to fines, penalties or other sanctions which may have a material adverse affect on our business, or financial condition. (See "Financial Information — Significant Changes — Legal Proceedings").

        Since 2003, the OSC has been conducting an ongoing review of our disclosure and a review of certain trading activities related to our common shares. OSC staff has now clarified that it is investigating, among other things, two issues relating to our accounting and disclosure matters in 2003. The first is whether we improperly recognized revenue for accounting purposes in relation to our interim financial statements for each of the four quarters in 2003. The second is whether we provided misleading disclosure in our press release, dated October 3, 2003, concerning the reasons for our forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. OSC staff has also advised that it is investigating four issues relating to trading in our common shares. These issues include whether certain of our insiders ("insiders") complied with insider reporting requirements, and whether persons in a special relationship with us may have traded in our shares with knowledge of undisclosed material information. OSC staff is also investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in our securities during 2003 and 2004, and whether certain registrants (who are our past, or present, officers and directors) may have been in a conflict of interest in relation to trading of our shares. The OSC has further advised us that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company in 2001 and 2002 and related disclosure items. The OSC has also advised that its investigation includes looking at trading issues and reporting and disclosure issues in relation to the trading of Biovail common shares in several accounts in which Mr. Melnyk may have direct or indirect beneficial ownership of, or control or direction over. We are co-operating fully with the OSC's investigation and will continue to do so though the outcome or timing of when this matter may be resolved cannot accurately be predicted. Should this investigation reach an adverse conclusion, the Company could be subject to fines, penalties or other sanctions which may have a material adverse affect on our business, or financial condition. (See "Financial Information — Signficant Changes — Legal Proceedings — Government and regulatory inquiries").

b.     We could be subject to fines, penalties, or other sanctions as a result of the Justice Department investigation into the PLACE program.

        In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Trial, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company believes it has acted properly in connection with the P.L.A.C.E. program and is working diligently to resolve this matter, although it cannot predict the outcome or the timing of when this matter may be resolved. Should this investigation reach an adverse conclusion, the Company could be subject to fines, penalties or other sanctions which may have a material adverse affect on our business, or financial condition. (See "Financial Information — Signficant Changes — Legal Proceedings — Government and regulatory inquiries").

II.    NATURE OF OUR INDUSTRY AND OUR BUSINESS

1.     Competitive Environment

a.     The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

        Our products face competition from conventional forms of drug delivery and from controlled-release, drug-delivery systems developed, or under development, by other pharmaceutical companies. We compete with companies in North America and internationally, including major pharmaceutical and chemical companies, specialized contract research organizations, research-and-development firms, universities and other research institutions. Many of our competitors have greater financial resources and selling and marketing capabilities, have greater experience in clinical testing and human clinical trials of pharmaceutical products, and have greater experience in obtaining FDA, TPD and other regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective or less expensive to use than any that we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would have a material adverse effect on our business and financial results. (See "Information on the Company — Business Overview — Industry Overview").

2.     Regulation

a.     New legislation or regulatory proposals may adversely affect our revenues and profitability.

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

        Changes to Medicare, Medicaid or similar governmental programs — or the amounts paid by those programs for our services — may adversely affect our earnings. These programs are highly regulated, and subject to frequent and substantial changes and cost-containment measures. In recent years, changes in these programs have limited and reduced reimbursement to providers. In the U.S., The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA"), created a new, voluntary prescription drug benefit under the Social Security Act. For the first time, a substantial drug benefit is now available to Medicare participants as of January 2006. This program enhancement utilizes commercial market entities to market Medicare Advantage and stand-alone, prescription drug-plan options to the approximately 40 million people eligible for Medicare. We are currently engaged, via our Managed Markets group, with key commercial entities as they develop their MMA drug-benefit formularies. It is our intention to create broad access within relevant therapeutic classes for Biovail within these new commercial plans to serve this important segment of the population. However, the impact of the MMA implementation remains uncertain and therefore could be adverse to our business.

b.     Our business is subject to limitations imposed by government regulations.

        Government agencies in the U.S., Canada and other countries in which we conduct business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing, and government review and final approval, before we can market these products. The cost of complying with government regulation can be substantial. Governmental authorities in the U.S. and Canada — and comparable authorities in foreign countries — regulate the research and development, manufacture, testing and safety of pharmaceutical products. The regulations applicable to our existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. (See also "Information on the Company — Business Overview — Regulation").

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

c.     We may incur significant liability if it is determined that we are promoting the "off-label" use of drugs.

        Companies may not promote drugs for "off-label" uses — that is, uses that are not described in the product's labelling and that differ from those approved by the FDA, TPD or other applicable regulatory agencies. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across medical specialties. Although the FDA, TPD and other regulatory agencies do not regulate a physician's choice of treatments, the FDA, TPD and other regulatory agencies do restrict communications on the subject of off-label use. The FDA, TPD and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

        Notwithstanding the regulatory restrictions on off-label promotion, the FDA, TPD and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. Although we believe that all of our communications regarding all of our products are in compliance with the relevant regulatory requirements, the FDA, TPD or another regulatory authority may disagree, and we may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, management's attention could be diverted from our business operations and our reputation could be damaged.

d.     We may incur liability if our continuing medical or health education programs and/or product promotions are determined, or are perceived, to be inconsistent with regulatory guidelines.

        The FDA and the TPD provide guidelines with respect to appropriate promotion and continuing medical and health education activities. Although we endeavour to follow these guidelines, the FDA, TPD, or other regulatory authority, may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management's attention could be diverted and our reputation could be damaged.

e.     We are subject to various regulations pertaining to the marketing of our products.

        We are subject to various federal, provincial and state laws pertaining to health-care fraud and abuse, including anti-kickback laws and false-claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to include, the referral of business, including the purchase or prescription of a particular drug. The U.S. federal government has published regulations that identify "safe harbors", or exemptions, for certain payment arrangements that do not violate the anti-kickback statutes. We seek to comply with the "safe harbors". Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions, it is possible that some of our practices may be challenged under anti-kickback or similar laws. Our activities relating to the sale and marketing of Cardizem® LA prior to the May 2005 Kos Pharmaceuticals, Inc. ("Kos") transaction in the U.S. is subject to an ongoing investigation by the Department of Justice (See "Financial Information — Significant Changes — Legal Proceedings — Governmental and regulatory inquiries").

        Violations of such restrictions may be punishable by civil and/or criminal sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from U.S. federal health-care programs (including Medicaid and Medicare). Any such violations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

3.     Pharmaceutical Industry Risks

a.     We are not assured of the successful development of our product pipeline.

        We have over 25 products at various stages of development or which are not yet marketed. We have filed — or intend to file — several products for approval with U.S. and Canadian regulators. Approval may not be granted for any or all of these products and we may not be successful in submitting additional applications for the remaining pipeline products with the regulatory authorities. (See "Information on the Company — Business Overview — Product Development Pipeline").

b.     Our business could suffer as a result of adverse drug reactions ("ADRs").

        Unexpected ADRs by patients to any of our products could negatively impact utilization or market availability of our product.

c.     We are subject to exposure relating to product liability claims.

        We face an inherent business risk of exposure to product liability and other claims in the event that the use of our products results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant product liability claims. Although we currently carry product liability insurance that we believe is appropriate for the risks that we face, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the growth of our business or the number of products we can successfully market. Our obligation to pay indemnities, the withdrawal of a product following complaints, or a product-liability claim could have a material adverse effect on our business, results of operations, cash flows and financial condition.

d.     Our ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate.

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

        Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the U.S., Canada or foreign countries may not be available for some of our products. Any reimbursement granted may not be maintained or limits on reimbursement available from third-parties may reduce the demand for, or negatively affect the price of, those products. Additionally, we are unable to predict if additional legislation or regulation impacting the health-care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business. These issues could have a material adverse effect on our business, financial condition, cash flows and results of operations.

e.     The publication of negative results of studies or clinical trials may adversely impact our sales revenue.

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

III GENERAL BUSINESS

1.     Ongoing Business Considerations

a.     There is no assurance that we will continue to be successful in our licensing and marketing operations.

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

b.     The success of strategic investments, partnerships or development alliances we make depends upon the performance of the companies in which we invest, or with which we partner or co-develop product.

        Economic, governmental, industry and internal company factors outside our control affect each of the companies in which we may invest or with which we may partner or co-develop product. Some of the material risks relating to such companies include:

  •
  the ability of these companies to successfully develop, manufacture and obtain necessary governmental approvals for the products which serve as the basis for our investments in, or relationship with, such companies;

  •
  the ability of competitors of these companies to develop similar or more effective products, making the drugs developed by these companies difficult or impossible to market;

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

        We may have limited or no control over the resources that any such company may devote to develop the products for which we collaborate with them. Any such company may not perform as expected. These companies may breach or terminate their agreements with us or otherwise fail to conduct product discovery and development activities successfully, or in a timely manner. If any of these events occurs, it could have a material adverse effect on our business and our financial results.

c.     We are exposed to risks related to our investments in other companies.

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

d.     We are subject to the risk of not being able to successfully integrate businesses or products we acquire or will acquire in the future.

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

e.     We depend on key scientific and managerial personnel for our continued success.

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

f.      We may not have sufficient cash and may be limited in our ability to access financing for future capital requirements, which may prevent us from expanding our business and our portfolio of products.

        We may in the future need to incur additional debt or issue equity to satisfy working capital and capital expenditure requirements, as well as to make acquisitions and other investments. To the extent we are unable to renew our existing credit facility or raise new capital, we may be unable to expand our business. If we raise funds through the issuance of debt or equity, any debt securities or preferred shares issued will have rights and preferences and privileges senior to those of holders of our common shares. The terms of the debt securities may impose restrictions on our operations that have an adverse impact on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

g.     We are exposed to risks relating to foreign currencies.

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. The other currency in which we engage in significant transactions is Canadian dollars. We face foreign-currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign-currency risk on an ongoing basis. A significant change in foreign currency exchange rates may have a material effect on our consolidated results of operations, financial position or cash flows.

h.     We are exposed to risks related to interest rates.

        We are exposed to interest-rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on London Interbank Offering Rates, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance rates. At our option, we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisition of intangible assets are fixed and, consequently, the fair value of these obligations are affected by changes in interest rates. The fair value of our fixed-rate 7 7/8% Senior Subordinated Notes ("Notes") is affected by changes in interest rates. We regularly evaluate our exposure to changes in interest rates and, taking into account interest rate trends and the projected remaining terms of our obligations, we may enter into interest-rate swaps from time to time to modify our exposure to interest rate fluctuations. We may achieve this goal by converting a portion of our fixed rate Notes to a floating rate. During 2005, we cancelled an interest rate swap which had been in place and we currently do not have any interest rate swap in place. A significant change in interest rates could have a material effect on our consolidated results of operations, financial position or cash flows.

i.      Our securities are subject to price volatility.

        Market prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, concern as to the safety of drugs and general market conditions, can have an adverse effect on the market price of our securities. Any inability to bring our pipeline products to market profitably may also have an adverse effect on the market price of our securities.

j.      We are exposed to risks if we are unable to comply with changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

        Recently enacted and any future changes to the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules, will cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for us under indemnities provided by the Company to our officers and directors and may make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause our general and administrative costs to increase beyond what we currently have planned. We are presently evaluating and monitoring developments with respect to these laws, rules and regulations, and we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

k.     Rising insurance costs could adversely impact our business.

        The cost of insurance — including insurance for directors and officers, worker's compensation, property, product-liability and general liability insurance — rose significantly in the past year and may continue to increase in future years. In response, we may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverages, could have an adverse impact on our results of operations, financial condition and cash flows.

l.      Our operations could be disrupted if our information systems fail or if we are unsuccessful in implementing necessary upgrades.

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

Item 4. Information on the Company

A.    History and Development of the Company

        Biovail was continued under the Business Corporations Act (Ontario) on February 18, 2000 as a result of the amalgamation of TXM Corporation and Biovail Corporation International ("BCI").

        At the Company's Annual and Special Meeting of Shareholders on June 28, 2005 (the "Meeting"), the Company's shareholders approved a special resolution to authorize continuance of the Company (the "Continuance") under the Canada Business Corporations Act (the "CBCA"). Articles of Continuance were filed and as of June 29, 2005, Biovail was continued under the CBCA.

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

B.    Business Overview

        We are a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines. We drive business growth by commercializing these products both directly and through partners. Our main therapeutic areas of focus are central nervous system disorders ("CNS"), pain management and cardiovascular disease (including Type II diabetes).

        We strive to be at the forefront of the industry through internal research and development ("R&D") efforts, as well as through agreements with third-party, drug-delivery companies, whereby we seek to gain access to promising new and/or complementary technologies. Upon receipt of regulatory approval, products emerging from our drug-development pipeline are either commercialized through our own marketing and sales divisions, through strategic partners, or both (in the case of a co-promotion arrangement).

        Our core competency lies in our expertise in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. We have a broad portfolio of proprietary drug-delivery technologies that represent the foundation upon which the Company's strategy is based. These drug-delivery technologies are used to develop enhanced formulations of late-stage, pre-market and existing in-market drugs that confer meaningful therapeutic benefits to patients. Enhancement of existing in-market products (or brands), also described as a product line-extension strategy, is currently being pursued by many of the world's largest pharmaceutical companies as they look for ways to expand upon the significant clinical and marketing investments they have made in establishing high-value brands.

        Our broad portfolio of oral drug-delivery technologies includes controlled release, graded release, enhanced absorption, rapid absorption, taste masking, and oral disintegration, among others. These technologies can be combined to develop, for example, a controlled-release, orally disintegrating, taste-masked tablet. Our drug-delivery technologies are applicable to a wide range of molecules, and can, in many areas, address the pharmaceutical industry's more complex drug-delivery challenges. Our Smartcoat™ technology is capable of combining two active molecules with different mechanisms of action.

        As a result, to prioritize those products with the highest market potential, we employ a rigorous, market-driven selection process for our drug-development pipeline candidates. We seek to identify disease states and medical disorders for which there are unmet medical needs, or in which therapeutic gaps exist in the treatment of those conditions. We then review the currently available treatment options, and in conjunction with our research-and-development team, assess the feasibility of using our drug-delivery technologies to develop a product that improves upon those options, potentially providing clinically meaningful benefits to patients.

        Product candidates that meet our screening criteria are then considered for addition to our development pipeline. To this end, we have over 25 ongoing development programs. These include once-daily formulations of carvedilol, novel formulations of venlafaxine, combination products involving bupropion and tramadol, and a number of feasibility or earlier-stage programs.

        In 2005, our R&D efforts resulted in six regulatory approvals for five pipeline products. These include approval of 1) Ultram® ER (a once-daily formulation of tramadol for the treatment of moderate to moderately severe chronic pain), 2) Ultram® ODT (an orally disintegrating tablet formulation of tramadol for the treatment of moderate to moderate severe pain), 3) Glumetza™ (a once-daily formulation of metformin for the treatment of Type II diabetes) in Canada and the U.S., 4) citalopram ODT (an orally disintegrating tablet formulation of citalopram for the treatment of depression) and 5) zolpidem ODT (an orally disintegrating tablet formulation of zolpidem for the short-term treatment of insomnia, for which we received tentative FDA approval).

        We are exploring opportunities, including those that can add to our product portfolio or pipeline, enhance or complement our drug delivery technology base, or strategically contribute to our sales and marketing capability in targeted therapeutic areas.

        In March 2006, we announced our plans to manage our business as three inter-related Business Units: (1) Biovail Drug Delivery ("BDD"), which comprises our drug-delivery technologies, our drug-development capabilities and our strategic alliances; (2) Biovail Pharmaceuticals, Inc. ("BPI"), which focuses on the promotion of products to specialists in niche therapeutic markets in the U.S.; and (3) Biovail Pharmaceuticals Canada ("BPC"), the Company's Canadian business unit which promotes products to both to specialist and primary-care physicians in Canada.

        This Business Unit Model approach provides the opportunity to reduce infrastructure costs, increase operational flexibility and enhance measurement of our key performance drivers. Each of the Business Units is supported by a corporate and shared-services organization that ensures maximum efficiency and effectiveness.

Biovail Drug Delivery

        Biovail's Drug Delivery business consists of our drug delivery technology platforms, capabilities and intellectual property. Biovail regards these assets as key differentiators and core competencies given our past success with the development and commercialization of a number of products such as Tiazac®, Tiazac® XC, Cardizem® LA, Wellbutrin® XL and, more recently, with Ultram® ER.

        Biovail has numerous and complementary drug delivery technologies that have enabled us to overcome significant product development challenges. These technologies have in the past provided enhancements to existing compounds that have included reducing the number of doses a patient must take per day (once-daily dosing versus multiple doses per day), a reduction in potentially adverse side-effects and/or less variability of a drug in a patient's blood-stream over the course of 24 hours. Once-daily dosing has been shown to provide higher levels of patient compliance due to a simplified dosage schedule as compared to that of medications that must be dosed multiple times per day. (See "— Industry Overview").

        Our mandate for the Drug Delivery business unit is to explore opportunities to further exploit our drug delivery technologies through targeted product development activities. These products, if successfully developed, may then be commercialized through our internal sales and marketing capabilities or through Strategic Alliances as we have done in the past with Wellbutrin® XL (commercialized by GSK) and Ultram® ER (commercialized by OMI).

        Outlined below are a number of examples of the success that our Drug Delivery business has had.

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of Ultram®. We will manufacture and supply these products to OMI for distribution in the United States and Puerto Rico. Our contractually determined supply prices will be based on 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale, and 30% of OMI's net selling price for Ultram® ODT. OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the aggregate amount of our future invoices for product manufactured and supplied to OMI. In addition, we are providing OMI with co-promotion services for Ultram® ER to women's health-care practitioners through our specialty sales force in the United States. The initial term of the co-promotion arrangement is two years, with an option to extend by mutual consent with OMI for additional two-year periods. We will be compensated on a fee-per-call basis for these co-promotion services to a maximum of $4.3 million in 2006 and $3.6 million in 2007.

        OMI launched Ultram® ER in the United States in February 2006. Ultram® ER is the first once-daily tramadol product available in the United States for relief of chronic pain. As a result, we believe that a considerable market opportunity may exist for this product in the analgesia market and, therefore, we anticipate that this product could have a material positive impact on our future results of operations, financial position and cash flows. We anticipate that OMI will launch Ultram® ODT in the near future.

        In May 2005, we entered into a strategic alliance with Kos for the distribution of Cardizem® LA in the U.S. (See "— Three-Year History — Market Developments"). We manufacture and supply Cardizem® LA to Kos at contractually determined supply prices over an initial seven-year supply term.

        In October 2001, GSK acquired the global marketing rights (excluding Canada) to our once-daily formulation of bupropion. We currently manufacture and supply our product to GSK pursuant to a tiered-pricing supply agreement. GSK successfully launched the product in the U.S. in September 2003 under the brand name Wellbutrin XL®, with plans to launch in other markets as regulatory approvals are received. In February 2006, GSK announced that they had submitted applications for regulatory approval of Wellbutrin XL® in several European markets. In 2005, Wellbutrin XL® was our key growth driver, accounting for approximately 38% of our overall revenues. As of March 31, 2006, four companies have submitted ANDAs to the FDA, seeking approval of generic formulations of Wellbutrin XL®. We have initiated patent infringement litigation against all four companies (See "Financial Information — Significant Changes — Legal Proceedings"). In addition, in December 2005, we submitted a Citizen Petition to the FDA to require rigorous bioequivalence testing for generic products that reference Wellbutrin XL® before they can be approved. We took this step to protect patients against potentially serious risks (particularly seizures) which are currently disclosed in the approved Wellbutrin XL® labeling, and to ensure that generic versions of Wellbutrin XL® are as safe and effective as the innovator product. As at the date of this Form 20-F, the FDA has not yet responded to the Citizen Petition.

        The Company has a manufacturing and distribution agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for a portfolio of bioequivalent (generic) products developed by us. We manufacture and sell these products to Teva for distribution in the U.S.

        In September 1995, Forest Laboratories, Inc. ("Forest") acquired the U.S. marketing rights to a once-daily formulation of diltiazem developed by us. The product was launched in February 1996 under the brand name Tiazac®. In April 2003, upon the product's genericization, Forest ceased promotional support for Tiazac® and now distributes a Tiazac® generic on our behalf.

Biovail Pharmaceuticals, Inc.

        In May 2005, we realigned our U.S. marketing and sales operations, changing the manner in which we commercialize products to the primary-care segment of the U.S. market. As a result of the realignment, we no longer promote our products directly to a broad audience of primary-care physicians in the U.S. To effect this strategy, we entered into a multi-faceted agreement with Kos (See "— Three-Year History — Material Developments").

        In the U.S., we have adopted a commercialization / specialist sales model whereby we focus our promotional efforts solely on high-prescribing specialists and primary-care physicians. We currently have an 85-member sales force in the U.S. that details our Zovirax® Ointment and Zovirax® Cream products to dermatologists and obstetricians / gynecologists. In addition, we are exploring a number of product opportunities for addition to our U.S. commercial portfolio.

        We have established relationships with a number of important stakeholders in the U.S., including pharmaceutical wholesalers, managed care organizations and specialist physicians (who are key opinion leaders in their respective fields). This facilitates the expansion and scale-up into other specialty markets. We anticipate establishing new specialty sales forces in other therapeutic markets in the U.S. as pipeline and business-development opportunities warrant. With respect to the broader U.S. primary-care market, we rely on strategic partners with established franchises to promote our pipeline products to this segment of the U.S. market.

        In addition to the products directly promoted by us or through strategic partners, we also distribute a number of branded off-patent products. These products — which we refer to as our "Legacy products" — include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec®, Isordil® and Tiazac® in the United States and Cardizem® CD in Canada. These products are not actively promoted by Biovail and represent non-core assets for which patent protection has expired. While the products remain well respected by the medical community, their prescription volumes are in decline due to the availability of several competing generic formulations.

        In November 2005, we announced our intention to pursue a spin-off of substantially all of these Legacy products to shareholders on a pro rata basis, either as a dividend in kind or a return of capital. We believe that in so doing, we can better realize the potential value of our portfolio of legacy products. These products generate significant cash flow; however, prescriptions filled by our legacy products continue to decline. The decline in these products negatively affects our revenue and earnings-per-share ("EPS") growth. As such, these products are not strategic to our business, which is focused on long-term, sustainable growth opportunities. (See
"— Legacy Products").

Biovail Pharmaceuticals Canada

        In Canada, we have successfully targeted both specialist and primary-care physicians; as a result, BPC has established itself as a leading pharmaceutical marketing and sales operation in the Canadian market. Market research indicates that BPC is the largest independent pharmaceutical company that markets to physicians in Canada. This Business Unit employs a 77 member sales force, which is currently being expanded. BPC promotes a well-respected portfolio of products to approximately 9,400 physicians across the country. Products include Tiazac® XC, Glumetza™, Wellbutrin XL® (commercialized March 2006), Zyban® and Retavase®. In addition, we are evaluating a number of product marketing opportunities that have a strategic fit for further growth to BPC's commercial operations.

Manufacturing

        We currently operate four pharmaceutical manufacturing facilities located in Steinbach, Manitoba; Dorado, Puerto Rico; Carolina, Puerto Rico; and Chantilly, Virginia. All of these facilities meet FDA-mandated and TPD-mandated GMP. Through these facilities we manufacture branded products that are commercialized by our partners that include Wellbutrin XL®, Ultram® ER and Cardizem® LA and several branded products that are distributed or co-promoted by BPI and BPC. We also manufacture generic products that are distributed by Teva and Forest in the United States and by Novopharm Limited ("Novopharm") a subsidiary of Teva, in Canada.

        We maintain on site quality control and experienced manufacturing supervision at these sites so that manufacturing, packaging and shipping activities are undertaken in compliance with mandated GMP requirements. Efforts are undertaken to maintain equipment parts or replacements so that they can be readily available to avoid any interruptions in supply where possible.

        We source raw materials for our manufacturing operations from various FDA-approved companies worldwide. It is our practice to have a minimum of two suppliers for all major active pharmaceutical ingredients ("API") for our manufactured products. This facilitates both the continuity of supply of raw materials and best pricing from suppliers. Pricing volatility is mitigated as we negotiate pricing on an annual basis from at least two sources for each major API.

Competitive Strengths

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face competition from both conventional forms of drug delivery and controlled-release drug delivery systems developed, or under development, by other pharmaceutical companies. Many of these competitors have greater financial resources and marketing capabilities than us. Our competitors in the U.S. and abroad are numerous and include, among others, major pharmaceutical and chemical companies, specialized contract research and research-and-development firms, universities, and other research institutions. Additionally, we have, or may in the future have, manufacturing-and-supply agreements or other relationships with some of our competitors.

        Nevertheless, we believe that our oral controlled-release technology, combined with our strategy of funding and controlling most aspects of our controlled-release pharmaceutical product development business, will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for us to compete effectively with such firms and institutions.

        Since our development efforts are focused on enhancing formulations of in-market drugs by providing clinically meaningful benefits and advantages to patients over existing formulations — where safety and efficacy profiles are well known and established — the development risk we face is typically reduced relative to companies pursuing new chemical entities ("NCEs").

        For the same reasons, the development costs we incur to bring products to market are also lower. Upon receiving approval from the FDA, the enhanced medication typically receives three years of market exclusivity

(depending on the clinical program upon which approval was based), compared with NCEs, which typically receive five years of market exclusivity. Nevertheless, patents can often extend the lifecycles of these products beyond the expiry of exclusivity periods. (See "— U.S. Regulation" and "— Canadian Regulation").

        One of our competitive advantages, and what differentiates us from a number of our peers in the drug-delivery industry, is our demonstrated ability to transfer technologies from the concept stage to full-scale commercial manufacturing of products incorporating those drug-delivery technologies. Our record of success in this regard includes products such as our generic pharmaceuticals portfolio, and branded products, such as Cardizem® LA, Tiazac® and Tiazac XC® (anti-hypertensives), Wellbutrin XL® (anti-depressant) and more recently, Glumetza™ (diabetes) and Ultram® ER (chronic pain). Going forward, we anticipate manufacturing and commercializing all of our pipeline products that are successfully developed. Biovail strives to be at the forefront of the industry through internal R&D, as well as through licensing agreements with third party, drug delivery companies, whereby we seek to gain access to promising new and/or complementary technologies.

        We primarily market directly to high-prescribing specialists and primary-care physicians in the U.S., we also utilize strategic alliances to commercialize Biovail-developed products that target primary-care markets where large investments in marketing and sales infrastructure have been made by the strategic partner. The recent launch of Ultram® ER by OMI, in addition to GSK's success in marketing Wellbutrin XL®, demonstrates the potential of this approach, and the value added by our controlled-release technologies and expertise. In Canada, we believe we have successfully established ourselves as a leader in the commercialization of both primary-care and specialty products in cardiology and CNS therapeutic areas.

Company Strategy

        Biovail is a specialty pharmaceutical company with a record of growth and innovation in developing products for the North American market. The application of proprietary drug-delivery technologies to in-market orally administered medications has provided us, together with our partners, the opportunity to extend product life cycles through the development of enhanced formulations. Given the highly competitive industry in which we operate, we are pursuing a number of strategic options to drive sustainable growth, including increasing product life cycles and patent protection of our pipeline products. Other parts of our strategy include the development of compound (or drug molecule) families, the effective utilization of both internal and external technical resources, focused business development efforts, and commercial flexibility, among others.

        Our business strategy revolves around several inter-related components. We develop and manufacture products using multiple drug delivery technology platforms that alter the release characteristics of drugs. Targeting drugs with high market potential, established products and/or combinations, we introduce modifications whose clinical effects can be positively influenced by application of our delivery technologies. We then commercialize our pipeline either directly or through partners. This flexibility provides Biovail with an opportunity to maximize the market potential of its products.

        Our direct commercialization process is based upon the Business-Unit Model and is focused on marketing to specialists in the U.S. and specialists and high-prescribing primary-care physicians in Canada as described above. We utilize strategic alliances to commercialize products we develop that target primary-care markets in the U.S. where large investments in sales-and-marketing infrastructure have been made by the strategic partner. Outside of North America, we partner in respect of all products. We also generate revenues by promoting and/or co-promoting products on behalf of third parties, and through provision of developmental research services to third parties resulting in use of our in-place infrastructure more efficiently.

        We have applied this strategy successfully in the U.S. through our agreements with GSK for Wellbutrin XL® (a once-daily formulation of bupropion developed by Biovail) and with OMI for Ultram® ER (a once-daily formulation of tramadol developed by Biovail). This strategy has also been validated in Canada through the successful launches of Tiazac®, Tiazac XC® and Celexa, and is once more being applied through the launches of Glumetza™ and Wellbutrin XL®. We intend to continue to exploit our drug-delivery technology assets and rich pipeline through our own commercialization efforts and/or in conjunction with leading global pharmaceutical companies.

Industry Overview

        Over the past several years, the pharmaceutical industry has experienced change. This change is in response to factors such as increased enrollment in HMOs in the U.S., growth in managed care, an aging and more health-aware population, introduction of several major new drugs that bring significant therapeutic benefits, and increased use of new marketing approaches such as direct-to-patient advertising.

        IMS reports that the total U.S. prescription drug market was approximately $252 billion in 2005, an increase of 5% relative to 2004. IMS estimates that during the years 2005-2009, branded products with 2004 sales in excess of approximately $62 billion will lose patent protection. In 2005, the loss of sales in such products due to losing patent protection was $10.9 billion.

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

        According to IMS, prescription growth for 2005 in the U.S. pharmaceutical market for all forms of controlled-release drugs was approximately 0.3%. The oral-dosage, controlled-release segment of the market generated approximately $22.5 billion in revenue in 2005, an increase of 2% over the prior year. The growth in this segment came from applications related to the proliferation of branded drugs at or near patent expiration, and new product launches, partially offset by increased generic competition.

        Controlled-release products are formulated to release the drug's active ingredient gradually and predictably over a 12-hour to 24-hour period. These formulations provide for: (1) potentially greater effectiveness in the treatment of chronic conditions through more consistent delivery of the medication; (2) potentially reduced side effects; (3) greater convenience; and (4) potentially higher levels of patient compliance due to a simplified dosage schedule as compared to that of immediate-release drugs.

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

        The pharmaceutical industry is subject to ongoing political pressure to contain the growth in spending on drugs and to expedite and facilitate bioequivalent competition to branded products. In the U.S., changes to Medicare prescription drug coverage are being implemented. Companies oriented toward improved drug-delivery and bioequivalent medications may benefit from the focus on cost-containment and therapeutic value.

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

Competition

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face competition from both conventional forms of drug delivery and controlled-release drug-delivery systems developed, or under development, by other pharmaceutical companies. Many of these competitors have greater financial resources and marketing capabilities than us. Our competitors in the U.S. and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including some of the distribution partners (or potential distribution partners) of our products, specialized contract research and research-and-development firms, universities, and other research institutions. We believe that our controlled-release technology, combined with our strategy of funding and controlling all or most aspects of our controlled-release pharmaceutical business, will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for us to compete effectively with such firms and institutions. Our competitors, however, may succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by us, or that would render our technologies and products obsolete or uncompetitive. In addition, certain of our competitors have greater experience than us in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

Priority Markets

        The primary markets for our products are the U.S. and Canada. The U.S. is the world's largest pharmaceutical market with total prescription spending of $252 billion in 2005. U.S. prescription spending in 2005 increased 5% relative to 2004. Within the U.S. and Canadian markets, our therapeutic focus areas are cardiovascular disease (including Type II diabetes), CNS disorders and pain management. We also maintain the flexibility to exploit niche markets, as we have with our Zovirax® products for the treatment of herpes.

        Our current portfolio of commercial products includes a number of cardiovascular products, for the treatment of hypertension, angina, congestive heart failure and acute myocardial infarction. According to IMS, the U.S. market for cardiovascular products was valued at $37.7 billion in 2005, of which $17.5 billion was represented by anti-hypertensives. In 2005, our commercial portfolio of cardiovascular therapeutic products in the U.S. included Cardizem® LA (now promoted by Kos), Cardizem® CD, Tiazac®, Vasotec®, Vaseretic®, Teveten® and Teveten® HCT (both sold to Kos in May 2005), Isordil®, and a number of generic pharmaceutical products.

        Our U.S. sales force has a commercial presence in the herpes market — a market that was valued at $1.5 billion in 2005 — through our Zovirax® Ointment and Zovirax® Cream (launched in 2004) products. In January 2005, the Zovirax® line was designated the most widely recognized anti-viral brand in the U.S. by pharmaceutical industry publication MedAd News. Within the topical herpes market, Zovirax® held 68.2% share at the end of 2005. However, oral therapeutic products for herpes represent the vast majority of the overall herpes market, with 2005 sales of $1.3 billion. We also have a direct commercial presence in the pain market — a market that was valued at $11.8 billion in 2005 — through our co-promotion of Ultram® ER to women's health-care practitioners.

        CNS disorders represent another of our therapeutic focus areas. According to IMS, the U.S. market for the treatment of CNS was valued at $15.9 billion in 2005, with the majority — $12.8 billion — represented by anti-depressants. Our commercial portfolio in these markets includes a once-daily formulation of bupropion sold by GSK as Wellbutrin XL® and Ativan®. Our development pipeline includes a focus on products for the treatment of CNS disorders.

        We also market products directly in Canada through BPC, our Canadian marketing and sales division. The Canadian pharmaceutical market was valued by IMS at C$17.0 billion in 2005. BPC's therapeutic focus lies in cardiovascular disease (including Type II diabetes) and depression, markets valued at C$2.4 billion and C$728.5 million, respectively. BPC's sales force consists of 77 representatives, which currently target approximately 9,400 physicians across the country. During 2005, the Tiazac® franchise (Tiazac® and Tiazac® XC) was BPC's leading product line, representing approximately 54% of our total Canadian product revenues.

        We also have a significant presence in generic pharmaceuticals in the U.S., an industry valued by IMS at $47.2 billion in 2005, a 13% increase relative to 2004. Our focus in this segment has been on the development of generic formulations of branded controlled-release products, where the competitiveness and price discounting is significantly less than in the immediate-release generic market. Our generic pharmaceuticals, with the exception of Tiazac® which is supplied to Forest in the U.S., are distributed by a subsidiary of Teva, pursuant to an agreement originally signed in 1997, and extended and expanded in 2004. Although generic products are no longer strategic to our business going forward, we do have the ability to selectively pursue attractive opportunities within this market.

        We own the U.S. rights to a number of pharmaceutical branded products that are not actively promoted. These are products that have been genericized and generate revenue streams that are declining at reasonably predictable rates. These products, known as Legacy products, include Cardizem® CD, Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic®. In November 2005, we announced our intention to pursue a spin-off of substantially all of these Legacy assets to shareholders on a pro rata basis, either as a dividend in kind or a return of capital.

        We currently have over 25 pipeline products in various stages of development, targeting the cardiovascular disease, CNS disorders and pain management markets. According to IMS, the U.S. market for these therapeutic areas were valued at $37.7 billion, $15.9 billion and $11.8 billion, respectively, for the 12 months ended December 31, 2005.

        While our business focus is to develop products for the U.S. and Canadian markets, several of our products have been commercialized globally through licensing agreements with strategic marketing partners with expertise in their local markets. As in the past, we anticipate the commercialization of select pipeline products in global markets through strategic partners.

Revenue Sources and Products

        The following table summarizes our commercial product line:

Product	Therapeutic Area	Indications	Therapeutic Market Size*
Promoted/Distributed by Biovail Pharmaceuticals, Inc.
Zovirax® Cream	Antiviral	Herpes labialis (cold sores)	$1.5 billion
Zovirax® Ointment	Antiviral	Genital herpes	$1.5 billion
Cardizem® CD	Cardiovascular	Hypertension/angina	$17.5 billion
Ativan®	CNS	Anxiety	$0.9 billion
Vasotec®	Cardiovascular	Hypertension/congestive heart failure	$17.5 billion
Vaseretic®	Cardiovascular	Hypertension/congestive heart failure	$17.5 billion
Isordil®	Cardiovascular	Angina	$240.8 million
Promoted/Distributed by Biovail Pharmaceuticals Canada
Tiazac®	Cardiovascular	Hypertension/angina	C$2.4 billion
Tiazac® XC	Cardiovascular	Hypertension	C$2.4 billion
Glumetza™(1)	Cardiovascular	Type II diabetes	C$2.4 billion
Wellbutrin® XL and SR	CNS	Depression	C$729 million
Monocor	Cardiovascular	Hypertension	C$2.4 billion
Retavase®	Cardiovascular	Acute myocardial infarction	C$43 million
Zyban®	CNS	Smoking cessation	C$95 million
Cardizem® CD	Cardiovascular	Hypertension/angina	C$2.4 billion
Distributed by Partners**
Wellbutrin® XL	CNS	Depression	$12.8 billion
Cardizem® LA(2)	Cardiovascular	Hypertension/angina	$17.5 billion
Ultram® ER and ODT	Pain	Chronic Pain	$11.8 billion
Tiazac®(3)	Cardiovascular	Hypertension/angina	$17.5 billion
Bioequivalent (generic) Products
Adalat CC (nifedipine extended release)(4)	Cardiovascular	Hypertension/angina	$17.5 billion
Cardizem® CD (diltiazem controlled release)(5)	Cardiovascular	Hypertension/angina	$17.5 billion
Procardia XL (nifedipine extended release)(4)	Cardiovascular	Hypertension/angina	$17.5 billion
Tiazac® (diltiazem)(6)	Cardiovascular	Hypertension/angina	$17.5 billion
Trental (pentoxifylline)(4)	Cardiovascular	Peripheral vascular disease	$113.3 million
Voltaren XR (diclofenac controlled release)(4)	Inflammation	Arthritis	$7.9 billion

*
Market size according to IMS.

**
In May 2005, we sold Teveten® and Teveten® HCT to Kos.

(1)
Glumetza™ was launched in November 2005.

(2)
As of May 2005, Cardizem® LA is promoted by Kos.

(3)
Tiazac® is distributed by Forest Laboratories, Inc. in the United States.

(4)
Distributed by Teva in the U.S.

(5)
Distributed by Teva in the U.S. and Novapharm, a subsidiary of Teva ("Novopharm") in Canada.

(6)
Distributed by Forest in the U.S. and Novopharm in Canada.

        We have capabilities in all aspects of the drug-development process — from formulation and development to clinical testing, regulatory filing, manufacturing, marketing and distribution. This integrated approach results in operational synergies, increased flexibility and enhanced cost efficiencies. In 2005, following restructuring of our U.S. commercial operations in May, we reported our product revenue based on the following categories:

1.
Wellbutrin XL® (U.S. Sales);

2.
Zovirax®;

3.
Cardizem® LA;

4.
BPC;

5.
Legacy products;

6.
Generics; and

7.
Teveten.

        The following table summarizes our product revenues for the fiscal years of 2005 and 2004:

	Revenues ($000)			% of Product Revenues
			Change %
Product / Product Line	2005	2004		2005	2004
Wellbutrin XL®	354,213	317,298	12	40	38
Zovirax®	95,858	75,451	27	11	9
Cardizem® LA	59,672	53,625	11	7	6
BPC	99,508	101,865	(2)	11	12
Legacy products	133,419	121,588	10	15	15
Generic products	135,209	149,675	(10)	15	18
Teveten®	6,388	17,600	(64)	1	2

Total Product Revenues	884,267	837,102	6	100	100

Wellbutrin XL® (bupropion hydrochloride)

        Launched in the U.S. in September 2003 by GSK, Wellbutrin XL®, an extended-release bupropion indicated as first-line therapy for the treatment of depression in adults, has been well received by U.S. physicians, by the end of 2005, it had captured 57.8% of all bupropion prescriptions in the U.S. Pursuant to our manufacturing and supply agreement with GSK, we receive a three-tiered supply price that is based on GSK's net sales of Wellbutrin XL® in any given year. The tier thresholds increase and are reset at the beginning of each calendar year. In the lowest tier, we receive a supply price of less than 25% of GSK's net sales price. In the second tier, the supply price escalates to a value between 25% and 30% of GSK's net sales price. In the highest tier, the supply price is greater than 30% of GSK's net sales price. In 2005, as in 2004, Wellbutrin XL® was a key revenue driver for us. In both years, the product supply price entered the second tier of the pricing agreement in the second quarter and entered the third tier in the third quarter. In February 2006, GSK announced that it had submitted an application for regulatory approval of Wellbutrin XL® in several European markets.

Zovirax® Ointment/Zovirax® Cream (acyclovir)

        Zovirax® Ointment 5% is a topical formulation of a synthetic nucleoside analogue active against herpes viruses. Each gram of Zovirax® Ointment contains 50mg of acyclovir in a polyethylene glycol base. This product is indicated in the management of initial genital herpes and in limited non-life threatening mucocutaneous herpes simplex infections in immuno-compromised patients. Zovirax® Ointment was originally launched in 1982 by Burroughs Wellcome and although it was not promoted by Glaxo Wellcome, and subsequently GSK, since 1997, Zovirax® Ointment remains the market leader with approximately a 47% share of total prescriptions in the U.S. for topical anti-herpes products in 2005.

        Zovirax® Cream was approved by the FDA in December 2002 and launched by us in July 2003. Zovirax® Cream is a topical antiviral medication used for the treatment of herpes labialis (cold sores). The Zovirax® product line had a 68.2% share of the total prescriptions in the U.S. for topical anti-herpes products at the end of 2005.

        In January 2005, the Zovirax® brand was identified as the most-recognized antiviral brand in North America by MedAd News.

Cardizem® LA (diltiazem)

        Cardizem® branded products have been leading medications in the calcium channel blocker ("CCB") category of cardiovascular drugs for more than 20 years. In 2005, the U.S. CCB market was valued at $4.6 billion, of which once-daily diltiazem products represented $720 million. These once-daily products generated 18.4 million prescriptions in the U.S. in 2005, of which 13.0 million were written for Cardizem®, representing a market of $505 million in the U.S., including generics.

        In April 2003, Biovail Pharmaceuticals, Inc. ("BPI") launched Cardizem® LA. Cardizem® LA is a novel, graded, extended-release formulation of diltiazem HCl that provides 24-hour blood-pressure control with a single daily dose and offers physicians a flexible dosing range from 120mg to 540mg. Cardizem® LA is the only diltiazem product labeled to allow administration in either the morning or evening. With evening administration, clinical trials have shown Cardizem® LA improved reduction in blood pressure in the early-morning hours, which is when patients are at the greatest risk of significant cardiovascular events, such as heart attack, stroke, and death. Kos now promotes Cardizem® LA in the U.S. pursuant to the May 2005 manufacturing and supply agreement between Kos and us.

Biovail Pharmaceuticals Canada

        The products promoted and/or distributed by BPC are as follows:

Tiazac®/Tiazac® XC (diltiazem)

        Tiazac® is a CCB used in the treatment of hypertension and angina. Tiazac® is a once-daily formulation of diltiazem that delivers smooth blood-pressure control over a 24-hour period. As a non-dihydropyridine CCB, Tiazac® provides specific renal-protective benefits as well as blood pressure reduction, which is particularly important for diabetic hypertensive patients. According to IMS, the Canadian market for CCBs for 2005 was valued at approximately C$673 million, an increase of 6.1% versus the previous year. At the end of 2005, Tiazac® and Tiazac XC® held a 52.9% dollar share of the once-daily diltiazem market. In August 2004, we received TPD approval for Tiazac® XC for the treatment of hypertension. Tiazac® XC is a novel, graded-release formulation of diltiazem taken at bedtime specifically formulated to provide peak drug-plasma levels during the early-morning hours when cardiac events are most likely to occur. In January 2005, the BPC sales force launched Tiazac® XC to Canadian physicians. Tiazac® XC is listed on the formularies of Quebec, Ontario, Manitoba, Saskatchewan and Alberta. In addition, we have received formulary coverage on Health Canada's largest drug plan, the Non-Insured Health Benefit ("NIHB") program.

        In August 2004, we filed a Supplemental New Drug Submission ("sNDS") with the TPD for Tiazac® XC for the angina indication. The TPD accepted the file for review in late October 2004. In March 2005, we received a Notice of Non-Compliance from the TPD, citing deficiencies in the submission. In June 2005, we submitted a Complete Response to the Notice of Non-Compliance, within the 90-day timeline set by the TPD. TPD issued a Notice of Non-Compliance withdrawal "NON-W" on October 20, 2005. A letter of intent to appeal the NON-W was filed November 17, 2005. Appeal documents were submitted to TPD January 25, 2006. A meeting is anticipated to discuss TPD review of the appeal.

Wellbutrin SR® (bupropion)/Zyban® (bupropion)

        Biovail acquired the Canadian rights to Wellbutrin SR® and Zyban® from GSK in December 2002. Wellbutrin SR® (sustained-release bupropion) is indicated as first-line therapy for the treatment of depression. Wellbutrin SR's® anti-depressant activity appears to be mediated by noradrenergic and dopaminergic mechanisms that make it different than selective serotonin reuptake inhibitors ("SSRIs") and other known anti-depressant agents. In addition to anti-depressant efficacy, Wellbutrin SR® provides patients with the additional benefits of increased cognition and motivation and a low propensity to cause sexual dysfunction, a common side effect of some other anti-depressant therapies. Zyban, the same chemical entity as Wellbutrin SR®, is indicated as an aid to smoking cessation treatment.

        In 2003, GSK Canada marketed Wellbutrin SR® and Zyban® in Canada under contract for BPC, as our detailing efforts were focused on Celexa pursuant to a co-promotion agreement with H. Lundbeck A/S. With the termination of the Celexa agreement at the end of 2003, BPC assumed full responsibility for Wellbutrin SR®, and has been detailing the product since January 1, 2004. According to IMS, the Canadian market for anti-depressants was valued at C$728.5 million in 2005, a decrease of 6.9% over the previous year. In January 2005, we became aware that a formulation of generic Wellbutrin SR® had received a Notice of Compliance ("NOC"), clearing the path for the generic product's introduction. This generic product was introduced into the Canadian market in 2005 however it has recently (March 2006) been subject to a voluntary recall by the manufacturer. It is unknown at this time when distribution of this generic will resume.

        Zyban® is marketed through non-sales force-mediated, direct-marketing activities. According to IMS, the 2005 Canadian ethical drug market for smoking-cessation aids is estimated at C$95 million.

Monocor® (bisoprolol fumarate)

        Monocor® is a cardio-selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. Monocor® first faced generic competition in July 2003. The beta-blocker market in Canada was valued at approximately C$204.7 million in 2005.

Retavase® (reteplase recombinant)

        Retavase®, licensed from Centocor Inc., is a tissue plasminogen activator used in thrombolytic therapy. Centocor has since sold Retavase® to Protein Design Labs. The medication is administered to patients immediately after the incidence of acute myocardial infarction ("AMI" or heart attack) and acts to clear arterial blockage. The fibrolytic market has been relatively flat since 2001 averaging about $45 million each year over past 5 years. Limited promotion and limited therapeutic window for use of fibroytics, keeps market size relatively stable.

Glumetza™ (extended-release metformin)

        Glumetza™ is a once-daily formulation of metformin, indicated for the control of hyperglycemia in adult patients with type 2 (non-insulin-dependent, mature onset) diabetes, as an adjunct to dietary management, exercise, and weight reduction, or when insulin therapy is not appropriate. Glumetza(TM) received TPD approval in May 2005, and was formally launched by the BPC sales force in Canada in November 2005. Glumetza(TM), the first and only once-daily metformin formulation available in Canada, competes in the oral diabetes market, which was valued at approximately C$334 million in 2005 (representing growth of 16% relative to 2004).

Wellbutrin XL® (extended-release bupropion)

        In February 2005, we submitted an sNDS to the TPD for Wellbutrin XL®, a once-daily formulation of bupropion developed by Biovail. The file, which contained the results of two adequate and well-controlled trials in major depressive disorder, as well as other supporting clinical data, was accepted for review in late March 2005 and received approval in January 2006, well ahead of our original expectations. BPC has already initiated promotion of this product to Canadian physicians with a formal launch planned for April 2006.

Legacy Products

        This category includes products which we distribute, but do not actively promote. For the most part, these are products that have been genericized and generate revenue streams that are declining at reasonably predictable rates. The products in this reporting category are Cardizem® CD, Ativan®, Tiazac® (excluding

Canada), Vasotec®, Vaseretic® and Isordil®. The aforementioned products generated approximately US$133 million in product sales, and had associated amortization expense of approximately $43 million in the 12-month period ended December 31, 2005. These products generate significant cash flow; however, prescriptions filled by these products continue to decline.

        In November 2005, we announced our intention to pursue a spin-off of substantially all of our off-patent products to shareholders either as a dividend in kind or a return of capital. Should a spin-off transaction be effected, the result would be the creation of an independent company, Crystaal Pharmaceuticals ("Crystaal"), whose mandate would be to acquire additional similar products, maximize the financial performance of those products, and to return a significant portion of its distributable cash flows to shareholders in the form of dividends. We believe that a spin-off of our off-patent Legacy products will allow us to better focus on achieving long-term growth through our drug development efforts, as well as allow for the underlying value of these products to be better realized through the dedicated efforts to Crystaal and have initiated recruitment efforts for directors and senior officers in preparation for, a spin-off transaction.

        We hope to complete this spin-off transaction in 2006; however, this transaction is subject to a number of conditions including, but not limited to: the resolution of, or at least greater clarity in respect of, certain regulatory and litigation matters; the preparation and filing of a preliminary prospectus and registration statement; the review and approval of those documents by regulatory authorities prior to being finalized and authorized for use in connection with a distribution; receipt of lender and other third-party consents; and approval by shareholders, if required.

Cardizem® CD (diltiazem)

        Cardizem® branded products have been leading medications in the CCB category of cardiovascular drugs for more than 20 years. In 2005, the U.S. CCB market was valued at $4.6 billion, of which once-daily diltiazem products represented $720 million. These once-daily products generated 18.4 million prescriptions in the U.S. in 2005, of which 13.0 million were written for Cardizem®, representing a market of $505 million in the U.S., including generics. The supply contract with Sanofi-Aventis ("SA") expires December 2006. We are currently in discussion to extend the supply agreement with SA.

Ativan® (lorazepam)

        Ativan® is a benzodiazepine lorazepam, indicated for the management of anxiety disorders, or for the short-term relief of anxiety, or anxiety associated with symptoms of depression. We acquired U.S. marketing rights to Ativan® from Wyeth in June 2003. Under the terms of the agreement, Wyeth will manufacture and supply the product until November 2006. We are currently negotiating with potential third party manufacturers to transfer and address continuity of supply. The market for anxiety treatments was in excess of $931 million for 2005, with Ativan® (lorazepam) generating 24.1 million prescriptions in the U.S. during such period. Sales of benzodiazepine products were in excess of $720 million for 2005.

Tiazac® (diltiazem)

        Tiazac® belongs to a class of drugs called CCBs, used in the treatment of hypertension and angina, which generated sales in the U.S. of $4.6 billion for the 12 months ended December 31, 2005. Within the CCB market, once-daily diltiazem products accounted for approximately $720 million of this total. After being introduced in the U.S. in February 1996, Tiazac® reached a peak market share of 21.1% (measured as a percentage of total prescriptions for once-daily diltiazem products) in 2002. At December 31, 2005, this figure was 3% as the result of generic competitors in April 2003.

        In 1995, Forest acquired the right to market Tiazac® in the U.S. The formal product launch took place in February 1996. We act as the exclusive manufacturer of the product and receive contractually determined supply price and Forest pays us a royalty payment on net sales of Tiazac®. Upon the onset of generic competition for Tiazac® in the U.S., we launched a competing generic version through Forest under a variable supply price arrangement, following which Forest ceased promotional support for Tiazac and now distributes the Tiazac generic on our behalf.

Vasotec® (enalapril maleate) / Vaseretic® (enalapril maleate-hydrochlorothiazide)

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

        In 2005, the ACE inhibitor market had total sales in the U.S. of approximately $3.8 billion with 149 million total prescriptions dispensed, a 4% increase over the previous year. Vasotec® (branded and generic) is one of the most widely prescribed ACE inhibitors and is one of the top five most recognized cardiovascular brands. Vasotec® lost its market exclusivity in August 2000 and its revenues have since been eroded by generic competition. Nevertheless, in 2005, there were 16.5 million prescriptions written for enalapril maleate in the U.S.

        Our contract with Merck for these products will expire in December 2006 and we are currently negotiating with potential third party manufacturers to transfer and address continuity of supply.

Isordil® (isosorbide dinitrate)

        Isordil® (isosorbide dinitrate), a coronary vasodilator, is indicated for the prophylaxis of ischemic heart pain associated with coronary insufficiency (angina pectoris). We acquired U.S. marketing rights to Isordil® from Wyeth in June 2003. Under the terms of the agreement, Wyeth will manufacture and supply the product through November 2006. We are currently negotiating with potential third party manufacturers to transfer and address continuity of supply. Isordil® dilates the blood vessels by relaxing the muscles in their walls. Oxygen flow improves as the vessels relax, and chest pain subsides. Isordil® helps to increase the amount of exercise that may occur prior to the onset of chest pain, and can help relieve chest pain that has already started, or prevent pain expected from a strenuous activity, such as walking up a hill or climbing stairs.

        Sales of nitrate products were approximately $241 million in the U.S. for 2005. Total prescriptions for orally administered nitrates were in excess of 23 million in 2005 in the U.S.

Generic Products

        This category is comprised of those products that are distributed in the U.S. for Biovail by Teva. In 2005, these included bioequivalent formulations of Cardizem® CD, Adalat CC®, Procardia XL®, Tiazac, Voltaren XR® and Trental®. In September 2004, we resolved arbitration proceedings initiated by us in 2004 against Teva and renegotiated certain aspects of the agreement. Amendments include an extension of the agreement by a period of four years (on a product by-product basis) and the sale of two development-stage ANDA programs to Teva. Furthermore, we renegotiated financial terms such that we now receive higher selling prices on all products within the portfolio.

        The primary products in our controlled-release generics portfolio — Cardizem® CD, Adalat CC and Procardia XL — represent technically challenging products to formulate. These technological barriers may limit the number of generic versions of the products. This competitive landscape allows for pricing flexibility, mitigating the price discounting that can often reach 90% in the generic pharmaceuticals industry.

Teveten® (eprosartan) and Teveten® HCT (eprosartan-hydrochlorothiazide)

        Teveten® is indicated for the treatment of hypertension (high blood pressure). Teveten® belongs to a class of antihypertensive drugs known as angiotensin II receptor blockers ("ARBs"). Total U.S. sales for all ARBs in 2005 were $5.0 billion. Teveten® blocks the vasoconstrictor and aldosterone-secreting effects of angiotensin II by selectively blocking the binding of angiotensin II to the AT1 receptor found in many tissues (e.g., vascular smooth muscle, adrenal gland). Solvay Pharmaceuticals Marketing and Licensing AG first launched Teveten® in November 1999. We acquired the U.S. marketing rights to Teveten® and Teveten® HCT in March 2002. BPI re-launched Teveten® in the U.S. market in June 2002. In March 2003, BPI launched Teveten® HCT, a combination of Teveten® and the diuretic hydrochlorothiazide. In May 2005, we sold the Teveten® and Teveten HCT® assets to Kos, and no longer have any financial interest in these products.

Other Revenue

        Beyond the development, manufacture and distribution of pharmaceutical products, we also provide research, development and clinical contract research services to third parties. In 2005, the provision of these services generated revenues of $27.9 million, compared with $19.3 million in 2004. We also generate revenues related to the sale of a number of our controlled-release products by third parties. We have also, in the past, generated revenue by promoting and/or co-promoting products on behalf of third parties. In 2005, these efforts resulted in revenues of $23.3 million, compared with $22.8 million in 2004.

Significant Customers

        The following table identifies external customers that accounted for 10% or more of the Company's total revenue in 2005:

	Percentage of Total Revenue
	2005%	2004%	2003%
Customer A	38	36	9
Customer B	15	17	13
Customer C	14	13	17

Research and Development

        Our global R&D organization leverages state-of-the-art drug-delivery technologies to develop high value enhancements and modifications to new and existing molecules, consistent with our drug development strategy.

        Our R&D team is positioned as a leader in the lifecycle management of commercially valuable primary-care and specialty pharmaceuticals. We believe we are unique among specialty pharmaceutical companies in our approach to combining advanced drug-delivery applications with innovative patent, regulatory and clinical approaches to extending product exclusivity. We seek to enhance and extend exclusivity through the staged introduction of product enhancements. These may include improvements in the frequency of administration of drug products, improvements in the convenience of administration, reduction in dose, reduction in side effects (improved tolerability), or improved therapeutic effect/benefit.

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

        Our staff of research scientists has expertise in all aspects of the drug-development process — from pre-formulation studies and formulation development, to scale-up and manufacturing. We have appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics.

        As part of our business strategy, we have entered into R&D contracts in the past with third-party formulators and developers to expand our development-pipeline opportunities. These third-party developers are typically paid with some combination of technology access fees, development milestone payments and/or royalty payments. In some cases, we have an ownership interest or an option to acquire an ownership position in the developer. In no case are we responsible for any of the developers' third-party liabilities, nor have we guaranteed any obligations of the developers, nor are we required under any circumstances to exercise any of our options.

Technology

        We have numerous proprietary drug delivery technologies that are used to develop controlled-release, enhanced/modified absorption and rapid dissolve products. We also have access to technologies of our development partners through licensing agreements. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, generic manufacturers may be inhibited from duplicating our products or may have difficulty duplicating our formulations by other means.

        Oral controlled-release technologies permit the development of specialized oral delivery systems that improve the absorption and utilization of drugs by the human body. Release patterns are characterized as either "zero order", which indicates constant drug release over time, or "first order", which indicates decreasing release over time. These systems offer a number of advantages, in particular allowing the patient to take only one or two doses of the drug per day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved patient compliance and potential cost effectiveness, makes controlled-release drug products ideally suited for the treatment of chronic conditions.

        Biovail's controlled-release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the basic drug in the gastrointestinal tract (the "GI tract"). The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period, while assuring gradual and controlled-release of the subject drug at a suitable location(s) in the GI tract.

        The company's rapid dissolve (FlashDose®) formulations contain the same basic chemical compound found in the original branded products. The dry chemical compounds are encapsulated in microspheres utilizing our CEFORM™ technology. Our Shearform™ and other orally disintegrating tablet (ODT) technologies are used to produce matrices or excipient blends that are subsequently combined with the CEFORM™ microspheres. This final blend can be compressed into rapid dissolve tablet formulations. The benefits of rapid dissolve formulations include the ease of administration for the elderly, young children, or people with disease states who may have difficulty swallowing tablets or capsules.

        Biovail's Enhanced Absorption technology platform is unique in the sense that various formulation and physico-chemical tools can be applied alone or in combination to improve the absorption profile of a drug. As examples, it may be possible to increase the solubility, increase the amount absorbed, control the pre-systemic metabolism, and/or increase the rate of absorption, with or without modification of the total amount of drug into the bloodstream.

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

Macrocap

        Macrocap consists of immediate-release beads made by extrusion /spheronization /pelletization techniques, or by layering powders or solutions onto nonpareil seeds. Release modulating polymers are applied on the beads using a variety of specialized coating techniques. The coated beads are filled into hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero order release.

Consurf

        Consurf is a zero order drug delivery system for hydrophilic and hydrophobic drugs in the form of matrix tablets. The drug compound is uniformly dispersed in a matrix consisting of a unique blend of polymers. The mechanism of release involves the concurrent swelling and erosion of the matrix such that a constant surface matrix area is maintained during transit through the GI tract. This results in a zero order release of the drug of interest.

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

CEFORM™

        CEFORM™ is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape and typically each one has a target diameter between 50-600 microns, depending on the application. For example, 150-180 micron microspheres may be used for FlashDose®, with high drug content and a taste-mask coating applied for oral cavity dispersion. CEFORM™ microspheres are produced using a continuous, single-step and solvent-free manufacturing process. It can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures which can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM™ microspheres can be formulated for controlled-release, enhanced absorption, delayed release, rapid absorption or taste masking.

Shearform™

        Shearform™ is used to produce matrices of saccharides, polysaccharides or other carrier materials that are subsequently processed into amorphous fibers or flakes and recrystallized to a predetermined level. This process is used to produce rapid dissolve formulations, including FlashDose®. Shearform™ can also be applied to food product ingredients to provide enhanced flavoring. Other ODT technologies have been developed and applied by Biovail, allowing for simpler manufacturing of ODTs as well.

Smartcoat™

        Smartcoat™ is a technology Biovail acquired from and developed with Pharma Pass. (See " — Three-Year History — Material Developments"). This technology allows the manufacturing of very high potency controlled-release tablets, allowing for smaller sized tablets while controlling the release over a 24-hour period. The Smartcoat technology is also suitable for the development of combination products. A thin, very strong molecular diffusion membrane controls the release and this rate can be adapted to a zero order or Weibull ('S-shaped') function. In general the Smartcoat™ technology is resistant to interactions with alcohol.

Smartcoat™ AQ

        Smartcoat™ AQ is a water-based, proprietary version of the Smartcoat™ technology. To date, we have successfully formulated a number of products utilizing this technology, including an aqueous-based formulation of metformin. The technology can also be adapted to provide alcohol-interaction resistance properties.

Chronotabs

        Chronotabs are made of Multipart or Smartcoat™ tablets particularly adapted to chronotherapy (the science of treating diseases that follow the body's circadian rhythms), using a second layer of smart polymers made of dry or filmcoating in order to optimize the active drug absorption profile for bedtime administration.

Zero Order Release System ("ZORS™")

        ZORS™ is a technology that allows us to develop zero order kinetic systems, based on a proprietary controlled release matrix coating. ZORS™ allows Biovail to develop controlled release tablets that alleviate food effect in drugs known to have their pharmacokinetic profile influenced by meals.

Other drug-delivery systems

        Biovail is in the process of filing new patents for drug-delivery technologies amenable to very low doses of drugs in once-daily, extended-release formulations with optimal absorption profiles, as well as the optimization of site-specific absorption of controlled-release, oral drugs.

Product Development Pipeline

        We currently have development efforts ongoing for over 25 novel formulations of existing products that we believe may, upon regulatory approval, provide clinically meaningful benefits to patients.

        In 2005, our development efforts resulted in six new approvals for five products. These included Ultram® ER (once-daily tramadol), Ultram® ODT, Citalopram ODT, Glumetza (both in Canada and the U.S.) and Zolpidem ODT, which was tentatively approved (final approval for Zolpidem ODT cannot be made effective until the expiration of patent protection for Ambien which is expected in October 2006, unless Sanofi-Aventis is successful in obtaining a six month extension on their patent protection as a result of a successful pediatric study).

        Other pipeline products are in various stages of development. Despite the reduced risk profile of our pipeline programs (relative to NCEs), they do carry some residual development risk, and as such, we do not anticipate the commercialization of all of these products. In addition, we routinely review and prioritize our pipeline as new products are added, which can result in the discontinuation or delay of lower-priority development programs. This is normal course in the pharmaceutical industry. As a result of this review, in 2005, we discontinued our development efforts related to acyclovir CR, bupropion CR/ODT, Fibrostat, paroxetine CR ODT, and Ativan ODT.

        Given that the successful development of any pipeline program is dependent on a number of variables, it is difficult to accurately predict timelines for regulatory approval and accordingly clinical development expenses. However, we have historically incurred research-and-development expenses in the range of approximately 7% to 12% of total revenues.

Selected Development Pipeline Products

        Our new product development efforts are subject to the process and regulatory requirements of the TPD (in Canada) and the FDA (in the U.S). Since we focus on enhanced formulations of existing drugs (with well-established safety and efficacy profiles), the development path we face is generally less onerous than that facing companies pursuing NCEs. The flow-chart below summarizes the steps required to bring our pipeline products to market.

        The following is a chart that describes certain of our active and disclosed pipeline projects.

Product	Indication	Market Size
Cardiovascular
Vasotec / Cardizem LA	Hypertension	$17.5 Billion
Carvedilol QD	Hypertension	$17.5 Billion
Metoprolol Once Daily	CHF / Hypertension	$17.5 Billion
Metoprolol ER / ACE-Inhibitor	Hypertension / Heart Failure	$17.5 Billion
Metformin / ACE-Inhibitor	Type II Diabetes / Hypertension	$23.7 Billion
Central Nervous System
Zolpidem ODT	Sleep Disorders	$2.8 Billion
Fluoxetine ODT	Depression	$12.8 Billion
Bupropion salt	Depression	$12.8 Billion
Bupropion / SSRI	Depression	$12.8 Billion
Venlafaxine CR	Depression	$12.8 Billion
Pain Management
Tramadol / Acetaminophen ODT	Pain	$11.8 Billion
Tramadol ER / NSAID	Pain	$11.8 Billion
*
Biovail is also currently developing a number of other undisclosed pipeline products

Patents and Proprietary Rights

        We have not routinely sought patents on our controlled-release technologies themselves because the filing of certain patents may provide competitors and potential competitors with information relating to proprietary technology, which may enable such competitors to exploit information related to such technology that is not within the confines of the protection of the patent. However, we do file patents relating to the application of our technologies to specific drug compounds for specific uses. Accordingly, novel products arising from our development efforts are typically patented, thereby providing intellectual property rights and associated market protection.

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

Taxation

        A significant portion of our revenue and income are earned in a foreign country with low domestic tax rates. Dividends from such after-tax business income are received tax-free in Canada. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in the jurisdictions in which we operate, changes in tax treaties between the various countries in which we operate, and changes in estimated value of deferred taxes and liabilities. We conduct transfer pricing studies to support the pricing of transactions between the various entities in our structure. Our income tax reporting is subject to audit by domestic and foreign tax authorities.

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

        The CRD has a database in excess of 70,000 healthy adult male and female volunteers for potential study enrolment as well as an inventory of disease related patient groups, including post-menopausal women, and renal-impaired and diabetic patients. The Bioanalytical Laboratory continues to add to its inventory of over 130 developed and validated assays. The CRD has it own independent Quality Assurance Department to assure that the operations of the CRD are subject to full compliance with the rules and regulations of the FDA, TPD and other comparable foreign regulatory bodies.

Nutravail Technologies

        Nutravail Technologies develops and manufactures nutraceutical and food-ingredient products, incorporating our proprietary technologies. In the third quarter of 2005, Biovail's Board of Directors approved the divestiture of Nutravail Technologies.

Regulatory Affairs and Quality Assurance

        Our global Regulatory Affairs Departments are involved in the development and registration of each product and has prepared product submissions for regulatory agencies in the U.S. and Canada. These groups also coordinate all data and document management for submissions, including amendments, supplements and adverse events reporting. Our global Quality Assurance Department seeks to ensure that all stages of product development and manufacturing fully comply with applicable good clinical, laboratory and manufacturing practices.

Regulation

        The research and development, manufacture, and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products. The regulations applicable to our products may change as the limited number of approved controlled-release products increases and regulators acquire additional experience in this area.

U.S. Regulation

New Drug Application

        We are required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or by our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include: (1) preclinical laboratory and animal toxicology tests; (2) submission of an Investigational New Drug Application ("IND"), and its required acceptance by FDA before any human clinical trials can commence; (3) adequate and well-controlled replicate human clinical trials to establish the safety and efficacy of a drug for its intended indication; (4) the submission of an NDA to the FDA; and (5) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. When all data in a product application are owned by the applicant, the FDA will issue its approval. However, for those NDAs containing some data which the applicant does not own nor has a right-of-reference, the FDA's ability to grant approval is limited when there are infringed exclusivity periods or patent rights that are accorded to others.

        Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of a product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND goes into effect, clinical trials may be initiated, unless a 'hold' on clinical trials is subsequently issued by the FDA.

        Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators that are experienced in conducting studies under "Good Clinical Practice" guidelines. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board ("IRB") prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase 1 first-in-man, the initial introduction of the product into healthy human subjects, the compound is tested for absorption, safety, dosage, tolerability, metabolic interaction, distribution, and excretion. Phase 2 involves studies in a limited patient population with the disease to be treated to (1) determine the effectiveness of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. If Phase 2 evaluations demonstrate that a pharmaceutical product is effective, has acceptable data to show an appropriate clinical dose, and has an acceptable safety profile, Phase 3 clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports to the FDA and IRBs on the clinical investigations are required. We, as a sponsor of the study, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

        The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. § 355(b)(1), also known as Section 505(b)(1) of the Food, Drug and Cosmetic Act (the "FDC Act").

Abbreviated New Drug Application

        In certain cases, where the objective is to develop a generic version of an approved product already on the market, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy, and instead, requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same blood levels of drug in the body as its brand-name counterpart. It is mandatory that it have a comparable pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure would be available to us for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug may include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from Listed Drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market plus potentially shorter review and approval period and potentially quicker time to market.

505(b)(2) Application Process

        In certain cases, pharmaceutical companies may also submit a 505(b)(2) NDA application for marketing approval of a drug. This mechanism essentially relies upon the same FDA conclusions that would support the approval of an ANDA available to an applicant who develops a modification of a drug that is not supported by a suitability petition. Relative to normal regulatory requirements for a 505(b)(1) NDA, regulation may permit a 505(b)(2) applicant to forego costly and time-consuming drug development studies by relying on the FDA's finding of safety and efficacy for a previously approved drug product. Under some circumstances the extent of this reliance approaches that permitted under the generic drug approval provisions. This approach is intended to encourage innovation in drug development without requiring duplicative studies to demonstrate what is already known about a drug while protecting the patent and exclusivity rights for the approved drug.

Patent Certification and Exclusivity Issues

        ANDAs and 505(b)(2) NDAs are required to include at the time they are submitted certifications with respect to any patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA, the FDA may be required to delay approval of the ANDA or 505(b)(2) until the patents expire. If the applicant believes it will not infringe the patents or that the patents are invalid, it can make a patent certification to the holders of the patents and the NDA approval for the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA or 505(b)(2) NDA for up to 30 months. If the drug product covered by an ANDA or 505(b)(2) NDA were to be found by a court to infringe another company's patents, approval of the ANDA or 505(b)(2) NDA could be delayed until the patents expire.

        Under the FDC Act, the first filer of an ANDA with a certification of patent non-infringement or invalidity is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product after the 180-day exclusivity period expires. The first-filer may be deemed to have forfeited its 180-day exclusivity if it has not started marketing its generic product within certain time frames.

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

        The FDC Act contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a new chemical entity. Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or a new dosage strength of a previously-approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA and 505(b)(2) routes, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FDC Act.

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

Canadian Regulation

        The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the U.S. described above, with the exception of the 505(b)(2) route, and marketing exclusivity under the Hatch-Waxman provisions of the FDA in the U.S.

Clinical Trial Application

        Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application ("CTA") to the TPD. This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug. If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "U.S. Regulation — New Drug Application."

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

        Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission ("ANDS"). In certain cases, the TPD does not require additional clinical trials to be conducted by the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed. Instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

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

        The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health Canada. After submitting the list, the patentee or an exclusive licensee can commence a legal proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC. The Minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company's proposed manufacture, use or sale of a product that could potentially prohibit such company's proposed commercialization of a drug compound.

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

Additional Regulatory Considerations

        Sales of our products by our licensees outside the U.S. and Canada are subject to local regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

        Our manufacturing facilities located at Steinbach, Manitoba; in Dorado and Carolina, Puerto Rico; Dublin, Ireland; and Chantilly, Virginia operate according to FDA and TPD mandated GMP. These manufacturing facilities are inspected on a regular basis by the FDA, the TPD, and other regulatory authorities. Our internal auditing team monitors compliance on an ongoing basis with FDA and TPD mandated GMP. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

        In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. We believe that we are in compliance in all material respects with such regulations as are currently in effect.

Three-Year History — Material Developments

Ultram®

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of Ultram®. We will manufacture and supply these products to OMI for distribution in the U.S. and Puerto Rico. Our contractually determined supply prices will be based on 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale, and approximately 30% of OMI's net selling price for Ultram® ODT. OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the aggregate amount of our future invoices for product manufactured and supplied to OMI. In addition, we are providing OMI with co-promotion services for Ultram® ER to women's health-care practitioners through our specialty sales force in the U.S. The initial term of the co-promotion arrangement is two years, with an option to extend by mutual consent for additional two-year periods. We will be compensated on a fee-per-call basis for these co-promotion services up to a maximum of $4.3 million in 2006 and $3.6 million in 2007.

        OMI launched Ultram® ER in the U.S. in February 2006. Ultram® ER is the first once-daily tramadol product available in the U.S. for relief of moderate to moderately severe chronic pain. As a result, we believe that a considerable market opportunity may exist for this product in the analgesia market and, therefore, we anticipate that this product will have a material positive impact on our future consolidated results of operations, financial position and cash flows. We anticipate that OMI will launch Ultram® ODT in the near future.

Glumetza™

        In November 2005, we launched Glumetza™ in the Canadian market. Glumetza™ was developed in partnership with Depomed, Inc. ("Depomed"). We had licensed the rights from Depomed to manufacture and market Glumetza™ in both the U.S. and Canada. However, in December 2005, we revised our arrangement with Depomed, such that we will retain exclusive manufacturing and marketing rights to Glumetza™ in Canada. Depomed will have the exclusive rights to this product in the U.S. Metformin is the most prescribed oral medication for the treatment of Type II diabetes, and Glumetza™ is the first and only once-daily formulation of metformin available in the Canadian diabetes market.

Generic Tiazac®

        In November 2005, we entered into an agreement with Novopharm Limited ("Novopharm"), a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva"), for the distribution of an authorized generic version of Tiazac® in Canada. We will manufacture and supply generic Tiazac® to Novopharm for five years at a supply price equal to 37.5% of the listed formulary price. Novopharm launched generic Tiazac® in Canada in late January 2006. We believe that the launch of this authorized generic will reduce the negative impact of the recent introduction of generic competition to Tiazac® in Canada.

Spin-off transaction

        In November 2005, we announced our intention to spin-off substantially all of our off-patent branded pharmaceutical products. These products comprise Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic® that are sold in the U.S. and Puerto Rico and Cardizem® CD that is sold in the U.S., Canada and Puerto Rico. These products are not considered strategic to our business and are in decline (in terms of prescription volumes) due to generic competition. Should the spin-off transaction be effected, it would involve: the creation of an independent company, to be known as Crystaal Pharmaceuticals Corporation ("Crystaal"); the transfer of the assets associated with these products to Crystaal; and the distribution of Crystaal's shares to our shareholders either as a dividend in kind or as a return of capital. We hope to complete this spin-off transaction in 2006; however, this transaction is subject to a number of conditions including, but not limited to: the resolution of, or at least greater clarity in respect of, certain regulatory and litigation matters; the preparation and filing of a preliminary prospectus and registration statement; the review and approval of those documents by regulatory authorities prior to being finalized and authorized for use in connection with a distribution; receipt of lender and other third-party consents; and approval by our shareholders, if required.

        We believe that a spin-off of our off-patent products will allow us to better focus on achieving long-term growth through our drug development efforts, as well as allow for the underlying value of these products to be better realized through the dedicated efforts of Crystaal. Should the spin-off transaction be effected, it would have a significant impact of our future consolidated results of operations, financial position and cash flows. Product sales and royalty revenues associated with these products were $151.7 million, $144.2 million and $221.6 million in 2005, 2004 and 2003, respectively. Gross profits associated with those revenues were $118.8 million, $101.5 million and $190.2 million in 2005, 2004 and 2003, respectively. The aggregate net carrying values of the intangible assets associated with these products were $619.5 million and $662.5 million at December 31, 2005 and 2004, respectively. Amortization expense related to those intangible assets amounted to $43.0 million in both 2005 and 2004, and $40.8 million in 2003.

Wellbutrin XL®

        In October 2001, we entered into an agreement with GSK for the development and commercialization of Wellbutrin XL®. We are the exclusive manufacturer and supplier of Wellbutrin XL® to GSK for marketing and distribution in the U.S. Wellbutrin XL® was launched by GSK in September 2003. The supply price for Wellbutrin XL® trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply price is reset to the lowest tier at the start of each calendar year and the sales thresholds to achieve the second and third tier supply prices generally increase each year. Our revenue from sales of Wellbutrin XL® increased 12% in 2005, compared with 2004, due to higher volumes sold and price increases effected by GSK.

Acquisitions of intangible assets

Tramadol products

        In September 2003 and February 2004, we acquired from Ethypharm the rights in the U.S. (including all relevant patents) to Ethypharm's ODT formulations of tramadol ("Tramadol ODT") and combination of tramadol and acetaminophen ("Tramadol/Acetaminophen ODT") for $16.0 million.

Ativan® and Isordil®

        In May 2003, we acquired from Wyeth the rights to Ativan® and Isordil® in the U.S. for $163.8 million. Ativan® is indicated for the management of anxiety disorders; Isordil® is indicated for the prevention of angina pectoris due to coronary-artery disease. Wyeth will manufacture and supply Ativan® and Isordil® to us for three years from the date of acquisition. We also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® products. According to IMS, sales of these products — from the time they were acquired through the three months ended March 31, 2005 — were approximately $78 million.

Athpharma products

        In April 2003, we entered into a development and license agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44.2 million. The four products under development were: Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension; Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina; and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. We are currently negotiating with Athpharma to amend our agreement.

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

Disposition and Restructuring

Kos

        On May 2, 2005, we sold the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico, to Kos Pharmaceuticals, Inc. ("Kos"). We will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. We will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to FDA approval, we will be the exclusive manufacturer and supplier of the combination product to Kos. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs Teveten and Teveten HCT.

        In consideration for these transactions, Kos paid us $105.5 million in cash, less withholding tax of $7.4 million. Kos may make additional payments to us related to the development of the combination product; however, we will only recognize these payments if the development milestones are achieved. The up-front cash consideration was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and will be recognized in income tax expense on the same seven-year, straight-line basis.

        The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. We recorded a $25.5 million write-down of the carrying value of the Teveten and Teveten HCT product rights to reflect their fair value of $53.7 million (determined based on an independent valuation) at the date of transfer. We recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56.7 million, which comprised the fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4.9 million that were not transferred to Kos were written off to cost of goods sold in the second quarter of 2005.

        Revenue and related costs associated with the manufacture and sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos. Under the terms of the Cardizem® LA distribution agreement, we agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. Our maximum potential exposure under this indemnity is $25 million until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. We are aware that Andrx Corporation is seeking FDA approval for a generic version of Cardizem® LA in multiple dosage formats. We continually assess the probability, amount, and timing of future payments, if any, that we may be required to make to Kos under this indemnity. We believe that we can make reasonable estimates for any potential obligation that may exist. We currently estimate that no obligation exists under this indemnity.

  Restructuring

        Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. As a result, we reduced our primary-care and cardiovascular specialty sales forces by 307 positions, and our general and administrative functions by 30 positions. In addition, Kos offered employment to 186 of our sales representatives, of which 164 accepted positions with Kos. We retained 85 specialty sales representatives who will focus on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and to women's health-care practitioners, as well as provide co-promotion services to OMI for Ultram® ER. We incurred restructuring charges of $19.8 million, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. We did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that we will continue to incur without economic benefit.

  Outlook

        The Kos transaction and restructuring activities had a material positive impact on our consolidated results of operations, financial position and cash flows in the last eight months of 2005, due to approximately $80 million in cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. We anticipate that these cost savings will continue to have a material positive impact on our future consolidated results of operations, financial position and cash flows. In addition, the net amortization of the deferred revenue, and intangible and other assets associated with the Kos transaction will positively impact our earnings by $5.9 million annually over the seven-year Cardizem® LA supply term. All of the above factors are partly offset by lower gross profit on product sales of Cardizem® LA product to Kos and the elimination of Teveten and Teveten HCT product sales.

Cedax® (ceftibuten)

        Cedax® is a third-generation, broad-spectrum oral cephalosporin antibiotic indicated for the treatment of chronic bronchitis, otitis media and pharyngitis/tonsillitis. In July 2004, we disposed of the Cedax® product rights.

Discontinued Operation

Nutravail

        In September 2005, our Board of Directors committed to a plan to sell our Nutravail division. Nutravail develops and manufactures nutraceutical and food-ingredient products. This business is not considered strategic to our core pharmaceutical operations. We have received an offer of $3.0 million from a third-party to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. We currently anticipate that a sale transaction may be completed in the second quarter of 2006.

C.    Organizational Structure

        At December 31, 2005, each of the subsidiaries listed below either represents at least 10% of Biovail's total assets, or sales and operating revenues on a consolidated basis, or are entities through which Biovail conducts its business.

Company	Jurisdiction of Incorporation	Nature of Business	Group Share %	Address
Biovail Laboratories International SRL ("BLS")	Barbados	Manufacture, sale, development, licensing of pharmaceutical products, strategic planning and management of intellectual property	100	Chelston Park, Bldg 2 Collymore Rock, St. Michael, Barbados
Biovail Americas Corp.	Delaware	Holding company	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Insurance Incorporated	Barbados	Captive insurance company	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Biovail Distribution Corporation	Delaware	Distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Pharmaceuticals, Inc.	Delaware	Sales and distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Technologies (Ireland) Limited	Ireland	Development of pharmaceutical products	100	3200 Lake Drive Citywest Business Campus Dublin 24
Biovail Technologies Ltd.	Delaware	Manufacture and development of pharmaceutical products	100	3701 Concorde Parkway, Chantilly, Virginia 20151

D.    Property, Plant and Equipment

Manufacturing Facilities

        We own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. We currently operate four modern, fully integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba; Dorado, Puerto Rico; Carolina, Puerto Rico and Chantilly, Virginia. All of these facilities meet FDA-mandated and TPD-mandated GMP. These facilities are inspected on a regular basis by regulatory authorities, and our own internal auditing team ensures compliance on an ongoing basis with such standards.

        We have owned our Steinbach, Manitoba facility since 1992. The facility is currently undergoing an expansion — its fourth in five years. Upon completion, total capacity will increase to 250,000 sq. ft. Most areas of the site will be enlarged, including manufacturing, packaging, warehousing, laboratory operations and office space. Biovail expects the work to be completed in 2006. Among the products manufactured in Steinbach in 2005 were Wellbutrin XL®, Cardizem® LA, and Tiazac XC®. In addition, late in the year, the facility began manufacturing quantities of Ultram® ER.

        The Dorado, Puerto Rico facility totals 140,000 square feet. This facility has been prepared to support the manufacture of controlled-release and FlashDose® products, several of which have been approved in 2005. This facility also houses the packaging operations for Tiazac® for the U.S. market, and will provide additional capacity for manufacturing of Cardizem® LA and Wellbutrin XL®. We have owned the Dorado manufacturing facility since January 2001, and we have upgraded it to accommodate our process requirements. Packaging operations at this facility commenced in January 2003.

        The Carolina, Puerto Rico facilities total 34,000 square feet, including a 23,000-square-feet owned manufacturing facility and a 6,000-square-foot leased warehouse space. This plant is specially constructed for the high volume production of controlled-release beads.

        The Chantilly, Virginia facility continues to be primarily an R&D and technology transfer site, but remains an FDA-approved manufacturing facility. It is available as an alternate or back-up site for the production of FlashDose® products.

        The Dublin, Ireland facility (purchased in 2002) is used for manufacturing, research and development activities.

Other Facilities

        In September 2002, we completed the construction of our corporate headquarters facility in Mississauga, Ontario and relocated all corporate and administrative staff to the new facility. A corporate administrative office was opened in Toronto, Ontario in February 2005.

        The St. Michael, Barbados facility (leased in 1992) is used for strategic planning, product sales and related operations, product development, licensing, intellectual property management and administration.

        The Bridgewater, New Jersey facility (leased in 2003) continues to be used for our U.S. sales and marketing operations, and certain clinical and R&D administration.

        We believe our facilities are in satisfactory condition and are suitable for their intended use, although investments to improve and expand our manufacturing and other related facilities are contemplated, as our business requires. A portion of our pharmaceutical manufacturing capacity, as well as other critical business functions, are located in areas subject to hurricane and earthquake casualty risks. Although we have certain limited protection afforded by insurance, our business and our earnings could be materially adversely affected in the event of a major windstorm, earthquake or other natural disaster.

        We believe that we have sufficient facilities to conduct our operations during 2006. However, we continue to evaluate the purchase or lease of additional properties, as our business requires.

        The following table lists the location, use, size and ownership interest of our principal properties:

Location	Use	Size	Ownership
Mississauga, Ontario, Canada	Corporate office, sales, marketing and administration	55,000 Sq. Ft.	Owned
	Research and development	24,300 Sq. Ft.	Leased
Toronto, Ontario, Canada	Contract research and development	40,000 Sq. Ft.	Owned
	Contract research and development	11,000 Sq. Ft.	Leased
	Administration	2,800 Sq. Ft.	Leased
Steinbach, Manitoba, Canada	Manufacturing	250,000 Sq. Ft.	Owned
Chantilly, VA, USA	Research and development	80,000 Sq. Ft.	Leased
	Manufacturing, research, development, and warehousing	60,000 Sq. Ft.	Leased
Bridgewater, NJ, USA	Sales, marketing and administration	110,000 Sq. Ft.	Leased
Morrisville, NC, USA	Site vacated and subleased	42,000 Sq. Ft.	Leased

Dorado, Puerto Rico	Manufacturing	145,000 Sq. Ft.	Owned
Carolina, Puerto Rico	Manufacturing	23,000 Sq. Ft.	Owned
	Warehousing	6,000 Sq. Ft.	Leased
St. Michael, Barbados	Strategic planning, product sales, development, licensing, intellectual property management and administration	6,500 Sq. Ft.	Leased
Christ Church, Barbados	Vacant land	1.8 acres	Owned
Dublin, Ireland	Research and development	27,000 Sq. Ft.	Owned

Item 4A. Unresolved Staff Comments

        The SEC has advised Biovail that it has reviewed the financial statements and related disclosures of the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding the Company's accounting methodologies related to product returns, and requested additional disclosures related to these filings. We have incorporated additional disclosure items requested for these past filings into this Form 20-F document, including the related M,D&A and financial statements, and we have resolved the comments related to the Company's Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. The Company will provide an update as material developments in these matters occur.

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

Page
Management's Discussion and Analysis of Financial Condition and Results of Operations
In accordance with U.S. generally accepted accounting principles	45
In accordance with Canadian generally accepted accounting principles	81

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States ("U.S.") generally accepted accounting principles.

        The discussion and analysis contained in this MD&A are as of March 31, 2006.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission, and other securities regulatory authorities in Canada as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this MD&A, as well as in our most recent Annual Report on Form 20-F under the heading "Risk Factors" under Item 3, Sub-Part D. We caution that the foregoing list of important factors that may affect future results is not exhaustive. A MD&A by its nature has many forward-looking statements. Although, in several instances, we have noted that a section may contain forward-looking statements, we note that this whole MD&A should be read in light of this caution. When relying on our forward-looking statements to make decisions with respect to the company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. Our main therapeutic areas of focus are central nervous system, cardiovascular (including Type II diabetes), and pain management. Our key products lines that we market directly through our internal commercial operations in Canada and the U.S. and/or through strategic commercial alliances with other pharmaceutical companies are as follows:

  •
  Cardizem® (diltiazem hydrochloride ("HCl")) for the treatments of hypertension and angina;

  •
  Glumetza™ (metformin HCl) for the treatment of Type II diabetes;

  •
  Tiazac® (diltiazem HCl) for the treatments of hypertension and angina;

  •
  Ultram® (tramadol HCl) for the treatment of moderate to moderately severe chronic pain;

  •
  Wellbutrin® (bupropion HCl) for the treatment of depression; and

  •
  Zovirax® (acyclovir) for the treatment of herpes.

        We have various research and development, clinical testing, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

OVERVIEW

        The past year was a time of fundamental change and refocus for our organization. In May 2005, we changed the approach to how we commercialize our products in the primary-care market in the U.S. As a result, we no longer maintain a direct commercial presence in the U.S. primary-care market, but instead focus our remaining sales and marketing resources on specific specialty markets. Specialist practitioners are playing an increasing role in decisions related to patient treatment, including in the dermatology and women's health-care markets, where we are currently concentrating our promotional efforts. The restructuring of our commercial operations in the U.S. had an immediate beneficial impact on our profitability, resulting from the substantial reduction in primary-care infrastructure costs. In Canada, our commercial operation will continue to focus on both primary-care and specialty markets.

        We have also refocused our development efforts to reflect our core competency of applying innovative drug-delivery technologies to enhance existing compounds through new uses and formulations that provide additional benefits to patients. These efforts will continue to concentrate on unmet primary-care products and needs. However, we intend to enter into manufacturing, supply and distribution agreements for these products with pharmaceutical companies with a strong primary-care presence. We have already successfully employed this strategy for over two years with Wellbutrin XL®, our once-daily formulation of bupropion, that we manufacture and supply to GlaxoSmithKline plc ("GSK"), and, more recently, with Ultram® ER and Ultram® ODT, our extended-release and orally disintegrating formulations of tramadol, that we licensed to Ortho-McNeil, Inc. ("OMI"), a Johnson & Johnson company.

        Over the last two years, revenue from sales of Wellbutrin XL® in the U.S. by GSK has been a key contributor to our product sales and earnings growth. In January 2006, we received regulatory approval for Wellbutrin® XL in Canada, and we have initiated promotion of this product to Canadian physicians, with a formal launch planned for April 2006. Wellbutrin® XL is the first and only once-daily formulation of bupropion available in Canada. During 2005, we also launched two additional new products in Canada; Tiazac® XC, an extended-release formulation of diltiazem designed for nighttime administration, and Glumetza™, the first once-daily formulation of metformin available in Canada. We expect that the contribution from Wellbutrin XL®, Ultram® ER and Ultram® ODT in the U.S., and Wellbutrin® XL, Tiazac® XC and Glumetza™ in Canada, will drive our product sales and earnings growth in the near to mid-term, though there are certain risks associated with this expectation (see — Forward-Looking Statements).

        Our long-term success largely depends on our ability to continue to develop new innovative products and acquire or collaborate on compounds under development by other pharmaceutical companies. We intend, therefore, to invest over 10% of our revenue in research and development activities, as well as to continually evaluate strategic transactions to enhance our long-term prospects.

NEW BUSINESS UNIT MODEL

        In March 2006, we announced our plans to manage our business as three inter-related Business Units as follows:

  •
  Biovail Drug Delivery, which comprises our drug-delivery technologies, our drug development capabilities and our strategic alliances;

  •
  Biovail Pharmaceuticals U.S., which focuses on the promotion of products to specialist practitioners in niche therapeutic markets in the U.S.; and

  •
  Biovail Pharmaceuticals Canada ("BPC"), which promotes products to both specialty and primary-care physicians in Canada.

        We believe this Business Unit model approach will provide the opportunity to reduce infrastructure costs, increase operational flexibility, and provide clarity to our key performance drivers. These drivers include the following:

  •
  Our ability to develop new products through the application of our drug-delivery technologies to create clinically meaningful enhancements to existing in-market compounds;

  •
  Our ability to negotiate strategic commercial alliances with other pharmaceutical companies on favourable terms;

  •
  Our ability to generate higher revenue from our existing in-house promoted products, through increased prescription demand and competitive pricing;

  •
  Our ability to prudently use our cash resources to acquire complementary new technologies or products;

  •
  Our ability to control expenses through effective cost management, more focused development efforts, and improved manufacturing efficiencies; and

  •
  Our ability to protect our intellectual property and successfully defend our products and proprietary technologies from infringement.

RECENT STRATEGIC DEVELOPMENTS

Ultram®

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of tramadol. We will manufacture and supply these products to OMI for distribution in the U.S. and Puerto Rico under the trade names Ultram® ER and Ultram® ODT. Our contractually determined supply prices will be based on 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale, and 30% of OMI's net selling price for Ultram® ODT. OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the aggregate amount of our future invoices for Ultram® ER manufactured and supplied to OMI. In addition, we are providing OMI with co-promotion services for Ultram® ER to women's health-care practitioners through our specialty sales force in the U.S. The initial term of the co-promotion arrangement is two years, with an option to extend by mutual consent for additional two-year periods. We will be compensated on a fee-per-call basis for these co-promotion services up to a maximum of $4.3 million in 2006 and $3.6 million in 2007.

        OMI launched Ultram® ER in the U.S. in February 2006. Ultram® ER is the first once-daily tramadol product available in the U.S. for relief of moderate to moderately severe chronic pain. As a result, we believe that a considerable market opportunity may exist for this product in the analgesia market and, therefore, we anticipate that this product will have a material positive impact on our future consolidated results of operations, financial position and cash flows. We anticipate that OMI will launch Ultram® ODT in the near future, though there are certain risks associated with this timing (see — Forward-Looking Statements).

Glumetza™

        In November 2005, we launched Glumetza™ in the Canadian market. Glumetza™ was developed in partnership with Depomed, Inc. ("Depomed"). We had licensed the rights from Depomed to manufacture and market Glumetza™ in both the U.S. and Canada. However, in December 2005, we revised our arrangement with Depomed, such that we will retain exclusive manufacturing and marketing rights to Glumetza™ in Canada. Depomed will have the exclusive rights to this product in the U.S. Metformin is the most prescribed oral medication for the treatment of Type II diabetes, and Glumetza™ is the first and only once-daily formulation of metformin available in the Canadian diabetes market.

Generic Tiazac®

        In November 2005, we entered into an agreement with Novopharm Limited ("Novopharm"), a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva"), for the distribution of an authorized generic version of Tiazac® in Canada. We will manufacture and supply generic Tiazac® to Novopharm for five years at a supply price equal to 37.5% of the listed formulary price. Novopharm launched generic Tiazac® in Canada in late January 2006. We believe that the launch of this authorized generic will reduce the negative impact of the recent introduction of generic competition to Tiazac® in Canada.

Spin-off transaction

        In November 2005, we announced our intention to spin-off substantially all of our off-patent branded pharmaceutical products. These products comprise Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic® that are sold in the U.S. and Puerto Rico, and Cardizem® CD that is sold in the U.S., Canada and Puerto Rico. These products are not considered strategic to our business and are in decline (in terms of prescription volumes) due to generic competition. Should the spin-off transaction be effected, it would involve: the creation of an independent company, to be known as Crystaal Pharmaceuticals Corporation ("Crystaal"); the transfer of the assets associated with these products to Crystaal; and the distribution of Crystaal's shares to our shareholders either as a dividend in kind or as a return of capital. We hope to complete this spin-off transaction in 2006; however, this transaction is subject to a number of conditions including, but not limited to: the resolution of, or at least greater clarity in respect of, certain regulatory and litigation matters; the preparation and filing of a preliminary prospectus and registration statement; the review and approval of those documents by regulatory authorities prior to being finalized and authorized for use in connection with a distribution; receipt of lender and other third-party consents; and approval by our shareholders, if required.

        We believe that a spin-off of our off-patent products will allow us to better focus on achieving long-term growth through our drug development efforts, as well as allow for the underlying value of these products to be better realized through the dedicated efforts of Crystaal. Should the spin-off transaction be effected, it would have a significant impact on our future consolidated results of operations, financial position and cash flows. Product sales and royalty revenues associated with these products were $148.4 million, $144.2 million and $221.6 million in 2005, 2004 and 2003, respectively. Gross profits associated with those revenues were $115.5 million, $101.5 million and $190.2 million in 2005, 2004 and 2003, respectively. The aggregate net carrying values of the intangible assets associated with these products were $619.5 million and $662.5 million at December 31, 2005 and 2004, respectively. Amortization expense related to those intangible assets amounted to $43.0 million in both 2005 and 2004, and $40.8 million in 2003.

DISPOSITION AND RESTRUCTURING

Kos

        On May 2, 2005, we sold the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. ("Kos"). We will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. We will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to FDA approval, we will be the exclusive manufacturer and supplier of the combination product to Kos. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs Teveten and Teveten HCT.

        At the date of the transaction, Kos paid us $105.5 million in cash, less withholding tax of $7.4 million. Kos may make additional payments to us related to the development of the combination product; however, we will only recognize these payments if the development milestones are achieved. The up-front cash consideration was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and will be recognized in income tax expense on the same seven-year, straight-line basis.

        The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. We recorded a $25.5 million write-down of the carrying value of the Teveten and Teveten HCT product rights to reflect their fair value of $53.7 million (determined based on an independent valuation) at the date of transfer. We recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56.7 million, which comprised the fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4.9 million that were not transferred to Kos were written off to cost of goods sold in the second quarter of 2005.

        Revenue and related costs associated with the manufacture and sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos. Under the terms of the Cardizem® LA distribution agreement, we agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. Our maximum potential exposure under this indemnity is $25 million until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. We are aware that Andrx Corporation is seeking FDA approval for a generic version of Cardizem® LA in multiple dosage formats. We continually assess the probability, amount, and timing of future payments, if any, that we may be required to make to Kos under this indemnity. We believe that we can make reasonable estimates for any potential obligation that may exist. We currently estimate that no obligation exists under this indemnity.

Restructuring

        Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. As a result, we reduced our head count by a total of 523, including a reduction of our primary-care and cardiovascular specialty sales forces by 307 positions, and our general and administrative functions by 30 positions. In addition, Kos offered employment to 186 of our sales representatives, of which 164 accepted positions with Kos. We retained 85 specialty sales representatives who will focus on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and to women's health-care practitioners, as well as provide co-promotion services to OMI for Ultram® ER. We incurred restructuring charges of $19.8 million, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. We did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that we will continue to incur without economic benefit.

Outlook

        The Kos transaction and restructuring activities had a material positive impact on our consolidated results of operations, financial position and cash flows in the last eight months of 2005, due to approximately $80 million in cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. We anticipate that these cost savings will continue to have a material positive impact on our future consolidated results of operations, financial position and cash flows, though other factors could mitigate these savings (see — Forward-Looking Statements). In addition, the net amortization of the deferred revenue, and intangible and other assets associated with the Kos transaction will positively impact our earnings by $5.9 million annually over the seven-year Cardizem® LA supply term. All of the above factors are partly offset by lower gross profit on product sales of Cardizem® LA product to Kos and the elimination of Teveten and Teveten HCT product sales.

DISCONTINUED OPERATION

Nutravail

        In September 2005, our Board of Directors committed to a plan to sell our Nutravail division. Nutravail develops and manufactures nutraceutical and food-ingredient products. This business is not considered strategic to our core pharmaceutical operations. We have received an offer of $3.0 million from a third-party to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. We currently anticipate that a sale transaction may be completed in the second quarter of 2006.

        On our consolidated balance sheet at December 31, 2005, the net assets of Nutravail are reported as held for sale at their estimated fair value of $3.0 million based on the purchase offer received. Consequently, we recorded a $5.6 million write-down of the carrying values of Nutravail's long-lived assets.

        Because of the distinct nature of its business, Nutravail has identifiable operations and cash flows that are clearly distinguishable from the rest of our organization. Nutravail's operations and cash flows will be eliminated from our ongoing operations as a result of the sale transaction, and we will not have any significant continuing involvement in the operations of Nutravail after it is sold. Accordingly, Nutravail has been reported as a discontinued operation in our consolidated results of operations for the current and prior periods.

        For 2005, 2004 and 2003, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	Years Ended December 31
	2005	2004	2003
	($ in 000s)
REVENUE
Product sales	$2,397	$4,344	$8,759
Research and development	1,042	1,173	1,426
Royalty and other	2,093	1,870	1,787

	5,532	7,387	11,972

EXPENSES
Cost of goods sold	4,202	6,343	7,259
Research and development	1,931	2,111	1,945
Selling, general and administrative	4,200	3,876	2,975
Amortization	204	272	272

	10,537	12,602	12,451

Loss from discontinued operation before write-down of assets	(5,005)	(5,215)	(479)
Write-down of assets	(5,570)	—	—

Loss from discontinued operation	$(10,575)	$(5,215)	$(479)

Outlook

        Without significant capital investment, Nutravail was expected to continue to incur losses into the foreseeable future. As a result, we anticipate that the sale of Nutravail will have a material positive impact on our future consolidated results of operations and cash flows.

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for the last three years:

	Years Ended December 31
	2005	2004	2003
	($ in 000s, except per share data)
Revenue	$935,536	$879,156	$811,750
Income (loss) from continuing operations	246,796	166,209	(26,786)
Net income (loss)	236,221	160,994	(27,265)
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$1.55	$1.04	$(0.17)
Net income (loss)	$1.48	$1.01	$(0.17)

Cash dividends declared and paid per share	$0.50	$—	$—

Total assets	$2,028,812	$1,711,060	$1,922,774
Long-term obligations	436,868	478,936	822,927

Revenue

        Revenue increased 6% from 2004 to 2005, due mainly to higher Wellbutrin XL®, Zovirax® and Legacy product sales, partially offset by the elimination of Teveten and Teveten HCT product sales following the Kos transaction, and lower sales of our Generic products. In 2004, Zovirax® and Legacy product sales in the U.S. were negatively impacted by a work-down of wholesaler inventory levels. We believe that sales of these products in 2005 more closely reflected actual prescription demand. Revenue increased 8% from 2003 to 2004, reflecting the first full calendar year of Wellbutrin XL® product sales, which more than offset declines in revenue from our participating interest in generic omeprazole and co-promotion activities. A strengthening of the Canadian dollar relative to the U.S. dollar increased revenue 1% in each of 2005, compared with 2004, and 2004, compared with 2003.

Results of operations

        Our income or loss from continuing operations and net income or loss were impacted by specific events that affected the comparability of these results between years. We believe that the identification of these events enhances an analysis of our results of operations when comparing these results with those of a previous or subsequent period. In addition, management excludes these events when analyzing our operating performance. However, it should be noted that the determination of these events involves judgment by us.

        Our income from continuing operations and net income in 2005 were impacted by the following events:

  •
  Write-down of assets of $29.2 million (basic and diluted impact per share of $0.18) primarily related to our Teveten and Teveten HCT product rights transferred to Kos, as well as a portion of our investment in Reliant Pharmaceuticals, LLC ("Reliant");

  •
  Restructuring costs of $19.8 million (basic and diluted impact per share of $0.12);

  •
  Write-off of $4.9 million (basic and diluted impact per share of $0.03) of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos;

  •
  Equity loss of $1.2 million (basic and diluted impact per share of $0.01) related to our non-strategic investment in a venture fund that invests in early-stage biotechnology companies, which is not considered part of our ongoing research and development program;

  •
  Our net income was also impacted by the write-down of assets of Nutravail of $5.6 million (basic and diluted impact per share of $0.03).

        Our income from continuing operations and net income in 2004 were impacted by the following events:

  •
  Write-down of assets (net of gain on disposal of $1.5 million) of $40.7 million (basic and diluted impact per share of $0.26) primarily related to a portion of our investment in Ethypharm S.A. ("Ethypharm");

  •
  Equity loss of $4.2 million (basic and diluted impact per share of $0.03); and

  •
  Acquired research and development expense of $8.6 million (basic and diluted impact per share of $0.05) associated with our acquisition of BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS").

        Our loss from continuing operations and net loss in 2003 were impacted by the following events:

  •
  Write-down of assets of $45.1 million (basic and diluted impact per share of $0.28) primarily related to our Cedax and Rondec product rights;

  •
  Equity loss of $1.0 million (basic and diluted impact per share of $0.01);

  •
  Acquired research and development expense of $124.7 million (basic impact per share of $0.79 and diluted impact per share of $0.78) associated with our acquisition of BNC-PHARMAPASS, as well as the acquisitions of certain products under development from Ethypharm, Athpharma Limited ("Athpharma") and Wyeth Pharmaceuticals Inc. ("Wyeth");

  •
  Payment of $61.3 million (basic and diluted impact per share of $0.38) to extinguish a trailing royalty obligation to Reliant;

  •
  Foreign exchange loss of $13.1 million (basic and diluted impact per share of $0.08) related to a Canadian dollar-denominated long-term obligation;

  •
  Relocation costs of $7.5 million (basic and diluted impact per share of $0.05) associated with the transition of our U.S. commercial operations from Raleigh, North Carolina to our current facility in Bridgewater, New Jersey; and

  •
  Reduction in provision for tax contingencies of $12.0 million (basic and diluted impact per share of $0.08) due to the resolution of certain tax uncertainties.

        The collective impact of the aforementioned events on our income or loss from continuing operations and net income or loss, as well as the basic and diluted impact per share for the last three years are identified in the following table:

	Years Ended December 31
	2005	2004	2003
	($ in 000s, except per share data)
Write-down of assets, net of gain on disposal	$29,230	$40,685	$45,081
Restructuring costs	19,810	—	—
Write-off of inventory	4,862	—	—
Equity loss	1,160	4,179	1,010
Acquired research and development	—	8,640	124,720
Extinguishment of royalty obligation	—	—	61,348
Foreign exchange loss on long-term obligation	—	—	13,061
Relocation costs	—	—	7,539
Reduction in tax contingency provision	—	—	(12,000)

Impact on income or loss from continuing operations	55,062	53,504	240,759
Write-down of assets of discontinued operation	5,570	—	—

Impact on net income or loss	$60,632	$53,504	$240,759

Basic impact per share
Income or loss from continuing operations	$0.35	$0.34	$1.52
Net income or loss	$0.38	$0.34	$1.52

Diluted impact per share
Income or loss from continuing operations	$0.34	$0.34	$1.51
Net income or loss	$0.38	$0.34	$1.51

Cash dividends

        In November 2005, we declared our first cash dividend, in the amount of $0.50 per share, which was paid in December 2005. Our Board of Directors has adopted a dividend policy, which contemplates the payment of a quarterly divided of $0.125 per share. The declaration of future dividends pursuant to this dividend policy will be subject to the discretion of the Board, and will be dependent upon our financial condition and operating results. In March 2006, our Board of Directors declared a cash dividend of $0.125 per share, payable in April 2006.

Financial condition

        Total assets increased $317.8 million from 2004 to 2005, due mainly to an increase in cash and cash equivalents of $411.0 million. The increase in cash and cash equivalents mainly reflected cash generated from continuing operations less the payment of cash dividends, and repayments of long-term obligations related to past acquisitions of intangible assets.

RESULTS OF OPERATIONS

        In 2005, we operated our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflected how management reviewed the business, made investing and resource allocation decisions, and assessed operating performance.

        Figures for 2004 and 2003 reflect the reclassification of Nutravail's revenue and expenses to discontinued operation.

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products, as well as the co-promotion of pharmaceutical products owned by other companies.

        The following table displays the dollar amount of each source of revenue for the last three years, the percentage of each source of revenue, compared with total revenue in the respective year, and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003
							2004 to 2005	2003 to 2004
	$	%	$	%	$	%
	($ in 000s)
Product sales	884,267	95	837,102	95	624,139	77	6%	34%
Research and development	27,949	3	19,279	2	12,813	2	45%	50%
Royalty and other	23,320	2	22,775	3	174,798	22	2%	(87%	)

	935,536	100	879,156	100	811,750	100	6%	8%

Product sales

        The following table displays product sales by category for the last three years, the percentage of each category, compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003
							2004 to 2005		2003 to 2004
	$	%	$	%	$	%
	($ in 000s)
Wellbutrin® XL	354,213	40	317,298	38	64,932	10	12%		389%
Zovirax®	95,858	11	75,451	9	102,434	16	27%		(26%	)
BPC	99,508	11	101,865	12	85,197	14	(2%	)	20%
Cardizem® LA	59,672	7	53,625	6	47,743	8	11%		12%
Legacy	133,419	15	121,588	15	200,101	32	10%		(39%	)
Generic	135,209	15	149,675	18	101,491	16	(10%	)	47%
Teveten	6,388	1	17,600	2	22,241	4	(64%	)	(21%	)

	884,267	100	837,102	100	624,139	100	6%		34%

Wholesaler Distribution Services Agreements ("DSAs")

        In the U.S., we sell our Zovirax® and Legacy products, as well as our Cardizem® LA and Teveten products prior to the Kos transaction, directly to drug wholesalers and warehousing chains. Three national drug wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), dominate the drug wholesale market in the U.S. These wholesalers accounted for 72%, 64% and 73% of our direct product sales in the U.S. in 2005, 2004 and 2003, respectively. Prior to 2004, we believe that these wholesalers relied largely on cash discounts on purchases and price arbitrage to generate income. This industry business model resulted in forward buying (purchases of inventory not tied to demand) on the part of these wholesalers in anticipation of possible price increases. At times, this led to elevated inventory levels in the wholesale distribution channel. In late 2004 and early 2005, we entered into DSAs with these wholesalers, which has fundamentally changed the way we conduct business with them. In exchange for a fee-for-service, these agreements limit the amount of inventory these wholesalers can own to between two weeks and 1 1/2 months of supply. These agreements also require these wholesalers to provide us with more timely and complete information with respect to inventory levels held and better data regarding sales and marketplace activity.

        During the last three quarters of 2004, in anticipation of the transition to DSAs, we took steps together with these wholesalers to reduce their inventories of our products to approximately two months of supply on hand at December 31, 2004. During the first quarter of 2005, we substantially completed this process such that the inventory level of our products owned by these wholesalers was approximately one month of supply on hand at December 31, 2005. As a result, the reported sales of our Zovirax®, Cardizem® LA, Teveten and Legacy products during those periods of reduction were adversely affected and not necessarily reflective of prescription demand; however, we believe that our product sales for the last three quarters of 2005 more closely reflected demand-based sales. In January 2006, we entered into a DSA with an additional regional wholesaler, Kinray Inc., which together with Cardinal, McKesson and ABC, accounted for approximately three-quarters of our direct product sales in the U.S. in 2005.

Wellbutrin XL®

        We are the exclusive manufacturer and supplier of Wellbutrin XL® to GSK for marketing and distribution in the U.S. Wellbutrin XL® was launched by GSK in September 2003. The supply price for Wellbutrin XL® trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply price is reset to the lowest tier at the start of each calendar year and the sales thresholds to achieve the second and third tier supply prices generally increase each year. Our revenue from sales of Wellbutrin XL® increased 12% in 2005, compared with 2004, due to higher volumes sold and price increases effected by GSK.

        A number of companies are seeking FDA approval for generic versions of Wellbutrin XL®. As a result, a generic version of Wellbutrin XL® could be launched in 2007 or sooner, at which point we would anticipate losing a substantial portion of the pre-genericization revenue from Wellbutrin XL® product sales within a short period of time.

Zovirax®

        We currently promote Zovirax® Ointment and Zovirax® Cream directly to specialist practitioners in the U.S. Combined sales of Zovirax® Ointment and Zovirax® Cream increased 27% in 2005, compared to 2004, and declined 26% in 2004, compared with 2003. The fluctuations in Zovirax® product sales reflected higher prescription levels in 2005 and the work-down of Zovirax® inventory in the wholesale distribution channel during 2004.

BPC

        BPC products are Glumetza™, Monocor, Retavase, Tiazac®, Tiazac® XC, Wellbutrin® SR, Wellbutrin® XL (since March 2006) and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Glumetza™, Tiazac® XC and Wellbutrin® XL directly to Canadian physicians. Sales of BPC products declined 2% in 2005, compared with 2004, and increased 20% in 2004, compared with 2003. The decline in BPC product sales in 2005 reflected lower sales of Wellbutrin® SR due to the introduction of generic competition in the early part of the year, offset partly by growth in Tiazac® sales and the introductions of Tiazac® XC and Glumetza™ in January 2005 and November 2005, respectively. The increase in BPC product sales in 2004 was due to higher Tiazac®, Wellbutrin® SR and Zyban product sales, and pre-launch shipments of Tiazac® XC in the fourth quarter of 2004.

        In late January 2006, a competitor introduced a generic version of Tiazac® into the Canadian marketplace, and Novopharm launched our authorized generic. We anticipate that these introductions will result in a significant decline in BPC's sales of brand Tiazac®, which were approximately $55 million in 2005. The introduction of generic formulations of Tiazac® does not affect our ongoing conversion strategy for Tiazac® XC.

Cardizem® LA

        After May 2, 2005 (the date of the Kos transaction), we sell Cardizem® LA to Kos at contractual prices that are lower than what we historically charged for this product when we sold it directly to wholesalers. However, our revenue from sales of Cardizem® LA increased 11% in 2005, compared with 2004, as a result of a reduction in wholesaler inventory levels in 2004, and the recognition of $10.0 million in 2005 related to the amortization of the deferred revenue associated with the Kos transaction. Cardizem® LA product sales increased 12% in 2004, compared with 2003, which reflected higher prescription demand for this product.

Legacy products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell Tiazac® (branded and generic) to Forest Laboratories, Inc. ("Forest") for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products increased 10% overall in 2005, compared with 2004, and declined 39% overall in 2004, compared with 2003. These fluctuations in overall sales of our Legacy products reflected reductions in wholesaler inventories of these products, as well as the impact of the introduction of generic competition to Tiazac® in April 2003 (which resulted in Forest ceasing all promotion efforts in September 2003) and our launch of Cardizem® LA also in April 2003 (which resulted in lower demand for Cardizem® CD).

Generic products

        Our Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to a subsidiary of Teva for distribution in the U.S. Sales of our Generic products declined 10% overall in 2005, compared with 2004, and increased 47% overall in 2004, compared with 2003. The fluctuations in our Generic product sales reflected changes in inventory levels of these products owned by Teva.

Teveten

        Sales of Teveten and Teveten HCT reflected only those sales made prior to May 2, 2005 (the date of the Kos transaction), as we no longer have an ongoing financial interest in these products.

Research and development revenue

        Research and development revenue increased 45% in 2005, compared with 2004, and 50% in 2004, compared with 2003. The increases in research and development revenue reflected a higher level of clinical research and laboratory testing services provided to external customers by our contract research operation.

Royalty and other revenue

        Royalty and other revenue increased by 2% in 2005, compared with 2004, and declined 87% in 2004, compared with 2003. The increase in royalty and other revenue in 2005 reflected an increase in royalty income from our interest in Tricor (fenofibrate), which more than offset a decrease in royalty income on Tiazac® brand sales by Forest due to generic competition. The substantial decline in royalty and other revenue in 2004 reflected a reduced contribution from our participating interest in generic omeprazole, which amounted to $1.7 million and $103.0 million in 2004 and 2003, respectively, and the elimination of co-promotion revenue related to Celexa in Canada and Wellbutrin SR® in the U.S., which totaled $43.1 million in 2003.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item for the last three years, the percentage of each item compared with total revenue in the respective year, and the percentage changes in the dollar amount of each item. Percentages may not add due to rounding.

	Years Ended December 31
							Percentage Change
	2005		2004		2003
							2004 to 2005		2003 to 2004
	$	%	$	%	$	%
	($ in 000s)
Cost of goods sold	206,531	22	221,935	25	132,197	16	(7%	)	68%
Research and development	88,437	9	68,382	8	84,625	10	29%		(19%	)
Selling, general and administrative	227,394	24	253,531	29	239,796	30	(10%	)	6%
Amortization	62,260	7	64,704	7	140,623	17	(4%	)	(54%	)
Write-down of assets, net of gain on disposal	29,230	3	40,685	5	45,081	6	(28%	)	(10%	)
Restructuring	19,810	2	—	—	—	—	NM		NM
Acquired research and development	—	—	8,640	1	124,720	15	(100%	)	(93%	)
Extinguishment of royalty obligation	—	—	—	—	61,348	8	NM		(100%	)
Settlements	—	—	—	—	(34,055)	(4)	NM		(100%	)

	633,662	68	657,877	75	794,335	98	(4%	)	(17%	)

NM — Not meaningful

Cost of goods sold and gross margins

        In 2005, cost of goods sold included $5.4 million related to the amortization of the Cardizem® LA intangible asset associated with the Kos transaction, and $5.2 million related to the amortization of the asset associated with a reduction in the Zovirax® supply price to be paid to GSK. In addition, in 2005, we recorded a provision of $5.7 million for inventory of Cardizem® CD in excess of expected demand, and we wrote off $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

        Gross margins based on product sales were 77%, 73% and 78% in 2005, 2004 and 2003, respectively. The increase in gross margin in 2005, compared with 2004, reflected manufacturing efficiencies achieved in the production of Wellbutrin XL®, as well as a decrease in the proportion of lower margin Wellbutrin XL® sample supplies versus trade product sales. The decline in gross margin in 2004, compared with 2003, was partly due to a full calendar year of Wellbutrin XL® sales, which had a lower margin relative to other of our products due to start-up manufacturing inefficiencies and higher initial sales of sample supplies. The higher margin in 2003 also reflected the recognition of a $25.5 million cumulative reduction in the Zovirax® supply price paid to GSK.

Research and development expenses

        Research and development expenses increased 29% in 2005, compared with 2004, and declined 19% in 2004, compared with 2003. We invested 9% of total revenue in research and development activities in 2005 compared with 8% and 10% in 2004 and 2003, respectively. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        Research and development activities in 2005 included line-extension and enhanced-formulation programs including:

  •
  A bupropion salt product. We anticipate filing an NDA for this product in the third quarter of 2006;

  •
  A once-daily bioequivalent version of Coreg (carvedilol) for the treatment of hypertension;

  •
  A combination product incorporating tramadol and a non-steroidal anti-inflammatory drug for the treatment of acute and chronic pain;

  •
  Combination products incorporating bupropion with other anti-depressant agents; and

  •
  A venlafaxine product for the treatments of depression and anxiety.

        We achieved a number of recent successes from our late-stage product-development pipeline, including the following milestones:

  •
  In January 2006, we received TPD approval for Wellbutrin® XL in Canada;

  •
  In December 2005, we received approval from the FDA for Citalopram ODT, a selective serotonin reuptake inhibitor for the treatment of depression. We are currently considering a number of commercialization options for this product;

  •
  In September 2005, we received approval from the FDA for Tramadol ER (Ultram® ER). We are the first and only company to receive approval for a once-daily tramadol formulation in the U.S.;

  •
  In May and June 2005, we received approval for Glumetza™ from the TPD and the FDA, respectively, which we developed in collaboration with Depomed. In July 2005, we made a $25.0 million milestone payment to Depomed associated with the regulatory approval of this product, and we recorded a corresponding addition to product rights;

  •
  In May 2005, we received final approval from the FDA for Tramadol ODT (Ultram® ODT). In July 2005, we made a $1.0 million milestone payment to Ethypharm associated with the FDA approval of this product, and we recorded a corresponding addition to product rights; and

  •
  In May 2005, we received tentative approval from the FDA for our NDA for Zolpidem ODT, for the treatment of insomnia. Final approval for this product cannot be made effective until the expiration of patent protection held by Sanofi-Aventis for the branded drug, Ambien, in October 2006 (or later if Sanofi-Aventis receives a pediatric extension for Ambien).

        There are certain risks associated with predicting when final FDA approvals may be received and our ability to successfully commercialize our pipeline products referred to above (see — Forward-Looking Statements).

        Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

Selling, general and administrative expenses

        Selling, general and administrative expenses declined by 10% in 2005, compared with 2004, and increased 6% in 2004, compared with 2003. As a percentage of total revenue, selling, general and administrative expenses were 24%, 29% and 30% in 2005, 2004 and 2003, respectively. The decline in selling, general and administrative expenses in 2005, compared with 2004 and 2003, reflected the positive impact of the Kos transaction and concurrent restructuring of our U.S. commercial operations. These events resulted in immediate cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces and the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and

Teveten HCT. These factors were partially offset by higher corporate expenses resulting from increased professional fees related to ongoing regulatory and legal matters and costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives, as well as an expansion of our executive group and compensation expense of $3.0 million related to Deferred Share Units granted to our Executive Chairman and non-employee directors in the third quarter of 2005. The increase in selling, general and administrative expenses in 2004, compared with 2003, reflected a higher level of spending on sales and marketing activities to support our promoted products, as well as an increase in headcount and higher legal expenses. In addition, we incurred incremental costs in 2004 associated with the expansion and realignment of our primary-care and specialty sales forces in the U.S. These costs were offset partially by the elimination of co-promotion fees paid to Reliant in 2003. Effective December 31, 2003, we mutually agreed with Reliant to terminate their co-promotion of our products.

Amortization expense

        Amortization expense declined 4% in 2005, compared with 2004, and 54% in 2004, compared with 2003. As a percentage of total revenue, amortization expense was 7% in both 2005 and 2004, compared with 17% in 2003. The decline in amortization expense in 2005 reflected the discontinuance of the amortization of our Teveten and Teveten HCT product rights following the Kos transaction. The transfer of these product rights will reduce amortization expense by $4.7 million annually. The substantial decline in amortization expense in 2004 reflected the amortization of our participating interest in generic omeprazole, which amounted to $1.1 million and $70.7 million in 2004 and 2003, respectively. In 2004, we recorded the final amortization related to this interest, as we had received all the revenue that we were entitled to from this interest.

Write-down of assets, net of gain on disposal

        In 2005, we recorded a charge of $29.2 million related to the write-down of the following assets:

  •
  In December 2005, we recorded a $2.7 million write-down to the $8.9 million carrying value of our investment in Reliant to reflect an other-than-temporary decline in the estimated fair value of this investment. We assessed the financial performance of Reliant in 2005, compared with its business plans, as well as its current financial condition and future earnings prospects. This assessment indicated that the carrying value of this investment might not be fully realized in the foreseeable future. We will continue to monitor Reliant's near-term financial condition, results of operations and cash flows for additional indications of impairment;

  •
  In June 2005, we wrote off our $0.7 million investment in convertible debentures of Procyon Biopharma Inc. ("Procyon"), as a result of our decision to terminate the Fibrostat licensing agreement with Procyon; and

  •
  In May 2005, we recorded a $25.5 million write-down on the transfer of our Teveten and Teveten HCT product rights to Kos, as well as related costs to transfer of $0.3 million.

        In 2004, we recorded a net charge of $40.7 million related to the write-down or gain on disposal of the following assets:

  •
  In December 2004, we recorded a $37.8 million write-down to the $67.8 million carrying value of our equity investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment. We evaluated our investment in Ethypharm and determined that the carrying value of this investment may not be fully realized in the foreseeable future. Nevertheless, Ethypharm has been executing a restructuring plan to improve its profitability and financial condition, and it continues to invest a significant portion of its revenue into research and development activities. For these reasons, we believe that we may ultimately be able to recover the full value of our investment in Ethypharm;

  •
  In November 2004, we wrote off the remaining $4.4 million carrying value of our Rondec product rights, following a decision not to reformulate this product line and to discontinue all remaining related marketing and sales efforts; and

  •
  In July 2004, we disposed of our Cedax product rights, inventories and promotional materials for proceeds of $3.0 million, which resulted in a gain on disposal of $1.5 million.

        In December 2003, we recorded a charge of $45.1 million primarily related to the write-down of the carrying values of our Cedax and Rondec product rights to their estimated fair values at that time.

Restructuring costs

        We incurred costs of $19.8 million in 2005 related to the restructuring of our U.S. commercial operations. At December 31, 2005, the liability balance related to restructuring costs incurred, but not paid or settled, was $1.6 million.

Acquired research and development expense

        Acquired research and development represents the cost of assets related to research and development projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use.

        In 2004, we acquired Pharma Pass II, LLC's ("PPII") remaining interest in BNC-PHARMAPASS, a company that we formed in 2003 with PPII to advance the development of three products (carvedilol, eprosartan and tamsulosin). We subsequently agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. We recorded a charge of $8.6 million to acquired research and development expense related to the increase in our share of the fair values of the two remaining products (carvedilol and eprosartan). Both of these products are in early clinical phases of development.

        In 2003, we recorded a charge of $124.7 million to acquired research and development expense related to the following transactions:

  •
  Acquisition of certain cardiovascular products from Athpharma for $44.2 million. We are currently negotiating with Athpharma to amend our development and license agreement;

  •
  Acquisition of certain Ativan® ODT line-extension products from Wyeth, which were valued at $38.1 million. In December 2005, we decided to terminate the development programs for these products. The lost contribution from these line-extension products may have a material effect on our future results of operations, financial condition and cash flows; however, we believe that the carrying values of the Ativan® intangible assets at December 31, 2005 are fully recoverable, based on the estimated undiscounted future cash flows related to the existing Ativan® products;

  •
  Acquisition of our initial interest in BNC-PHARMAPASS's products for $26.4 million; and

  •
  Acquisition of ODT formulations of tramadol and combination of tramadol and acetaminophen ("APAP") from Ethypharm for $16.0 million. Since the date of acquisition, we have received approval from the FDA for Tramadol ODT. Tramadol APAP is in a pre-clinical phase of development.

Extinguishment of royalty obligation

        In December 2003, we mutually agreed with Reliant to terminate their co-promotion of our products, and we incurred a charge of $61.3 million related to a payment to extinguish our trailing royalty obligation to them.

Settlements

        In 2003, we negotiated an overall settlement with Pfizer Inc. and certain other companies through which all pending patent infringement and antitrust actions relating to generic versions of Procardia XL and Adalat CC were dismissed. We also reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's inability to supply us with Keftab, and with Mylan Pharmaceuticals Inc. ("Mylan") with respect to Mylan's failure to supply us with generic Verelan, as well as with Elan Corporation, plc ("Elan") with respect to the termination of our rights to Elan's generic versions of Adalat CC.

        In connection with the settlement of these matters, we received payments of $34.1 million in 2003, mainly related to our lost profits on sales of generic Procardia XL, Keftab and generic Verelan. We also received payments totaling $16.2 million in 2003, mainly related to a recovery of certain charges related to Elan's supply to us of generic Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million from Lilly in 2003, which was recorded as a reduction to assets related to the recoverable value of the Keftab product rights and the value of the destroyed Keftab inventory.

OPERATING INCOME

        We recorded operating income of $301.9 million in 2005 compared with $221.3 million in 2004 and $17.4 million in 2003. The aforementioned charges related to the cost of inventories not purchased by Kos, restructuring and relocation activities, write-downs of assets (net of gain of disposal), acquired research and development, and the extinguishment of the Reliant royalty obligation reduced operating income by $53.9 million in 2005, compared with $49.3 million in 2004 and $238.7 million in 2003.

        Operating income in 2005, compared with 2004, reflected a higher gross profit on product sales and lower sales force and marketing costs. These factors were partially offset by increased research and development spending and higher corporate expenses. Operating income in 2004, compared with 2003, reflected higher product sales revenue and lower research and development spending. These factors were offset partially by the lower contribution from our interest in generic omeprazole, and the decline in co-promotion revenue related to Celexa and Wellbutrin SR®, as well as costs associated with the expansion of our U.S. commercial operations, and higher spending on sales and marketing activities.

NON-OPERATING ITEMS

Interest expense

        Interest expense was $37.1 million in 2005, compared with $40.1 million in 2004 and $40.4 million in 2003. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"), which were issued in March 2002. Prior to July 2005, we utilized interest rate swaps to modify our exposure to interest rate fluctuations by converting one-half of our fixed-rate Notes to floating rate. Effective July 2005, we terminated the use of interest rate swaps. Net receipts relating to these swaps, which amounted to $1.8 million, $6.4 million and $7.3 million in 2005, 2004 and 2003, respectively, were recorded as a reduction to interest expense.

Foreign exchange loss

        We recorded foreign exchange losses of $1.4 million, $0.6 million and $14.0 million in 2005, 2004 and 2003, respectively. These losses reflected the impact of foreign exchange fluctuations on our non-U.S. dollar-denominated cash and cash equivalents, accounts receivable and accounts payable balances. The loss in 2003 also included $13.1 million on a Canadian dollar-denominated obligation to GSK related to our acquisition of the Canadian rights to Wellbutrin® and Zyban®, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during 2003. We paid the final instalment related to this obligation in March 2004.

Equity loss

        We recorded equity losses of $1.2 million, $4.2 million and $1.0 million in 2005, 2004 and 2003, respectively, related to our investment in a venture fund that invests in early-stage biotechnology companies. Included in these equity losses was our share of goodwill impairment charges related to certain subsidiaries of this fund, as well as write-downs to the carrying values of other investments held by this fund. At December 31, 2005, we had invested a total of $5.8 million in this fund. The nature of this fund is no longer consistent with our business strategy, and we will not be making any additional capital contributions in it beyond our remaining commitment of $2.0 million.

Income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $22.6 million and $9.0 million in 2005 and 2004, respectively, and a recovery of income taxes of $4.0 million in 2003 (which included a reduction in our provision for tax contingencies of $12.0 million, due to the resolution of certain tax uncertainties and incremental tax losses in the U.S.). Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the U.S.

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2005 and 2004:

	2005
	Q1	Q2	Q3	Q4	Full Year
	($ in 000s, except per share data)
Revenue	$173,686	$216,178	$258,058	$287,614	$935,536
Income from continuing operations	12,059	4,922	109,299	120,516	246,796
Net income	11,132	3,707	101,663	119,719	236,221
Basic and diluted earnings per share
Income from continuing operations	$0.08	$0.03	$0.69	$0.75	$1.55
Net income	$0.07	$0.02	$0.64	$0.75	$1.48

Net cash provided by continuing operating activities	$67,796	$88,247	$122,446	$223,390	$501,879

	2004
	Q1	Q2	Q3	Q4	Full Year
	($ in 000s, except per share data)
Revenue	$185,302	$204,886	$213,618	$275,350	$879,156
Income from continuing operations	23,198	45,784	50,645	46,582	166,209
Net income	21,106	44,208	49,635	46,045	160,994
Basic and diluted earnings per share
Income from continuing operations	$0.15	$0.29	$0.32	$0.29	$1.04
Net income	$0.13	$0.28	$0.31	$0.29	$1.01

Net cash provided by continuing operating activities	$64,417	$44,356	$58,640	$112,153	$279,566

RESULTS FOR THE FOURTH QUARTER

Revenue

        The increase in revenue in the fourth quarter of 2005, compared with the fourth quarter of 2004, was due mainly to a 26% increase in revenue from sales of Wellbutrin XL® to GSK, which reflected higher volumes and pricing. This increase was partially offset by the elimination of Teveten and Teveten HCT product sales and lower sales of our Generic products to Teva.

        The increase in revenue in the fourth quarter of 2005, compared with the first three quarters of 2005, was due mainly to higher revenue from sales of Wellbutrin XL® to GSK, which reflected the impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. In the second and third quarters of 2005, GSK's net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase the supply price from the first to second tier and from the second to third and highest tier, respectively. As a result, all Wellbutrin XL® sales, except for any product held in inventory by GSK at the end of 2005, were recorded at the highest-tier supply price in the fourth quarter of 2005. In addition, GSK reduced the level of its safety stock of Wellbutrin XL® in the first quarter of 2005, after ordering additional quantities of this product during 2004, in anticipation of our need to shift production from Wellbutrin XL® to other of our products under development, including Tramadol ER.

Net income

        The increase in net income in the fourth quarter of 2005, compared with the fourth quarter of 2004, reflected the lower sales force and marketing costs following the Kos transaction and restructuring activities in the second quarter of 2005. Also contributing to the increase was an improved gross margin on Wellbutrin XL® due to manufacturing efficiencies and higher sales of trade product versus sample supplies in 2005. Net income in the fourth quarter of 2004 was negatively impacted by a $42.2 million write-down of assets, mainly related to our investment in Ethypharm.

        The increase in net income in the fourth quarter of 2005, compared with the first three quarters of 2005, reflected the increasing gross margin on Wellbutrin XL® product sales due to the tiered supply price. Following the Kos transaction and restructuring activities in May 2005, our net income in the last three quarters of 2005 reflected lower sales force and marketing costs. Net income in the second quarter of 2005 reflected the charges related to the write-down of the Teveten and Teveten HCT product rights and restructuring activities.

Cash flows

        The increase in net cash provided by continuing operating activities in the fourth quarter of 2005, compared with the first three quarters of 2005 and fourth quarter of 2004, was mainly related to higher gross profit on product sales, and lower sales force and marketing costs, as well as the receipt of the $60 million supply prepayment from OMI for Ultram® ER.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2005 and 2004:

	At December 31
	2005	2004
	($ in 000s)
Working capital	$411,226	$124,414
Long-lived assets	1,269,643	1,328,363
Long-term obligations	436,868	478,936
Shareholders' equity	1,220,356	1,053,913

Working capital

        The $286.8 million increase in working capital from 2004 to 2005 was primarily due to:

  •
  Cash generated from continuing operations of $501.9 million, which included the $60 million supply prepayment from OMI for Ultram® ER; and

  •
  Net proceeds of $98.1 million from the Kos transaction.

        Partially offset by:

  •
  Payment of dividends of $79.8 million;

  •
  An increase in current deferred revenue of $53.0 million, primarily related to the portion of the proceeds from the Kos transaction and supply prepayment from OMI that we expect to earn commencing in 2006;

  •
  Repayments of long-term obligations of $39.6 million;

  •
  Net additions to property, plant and equipment of $41.7 million;

  •
  Acquisitions of intangible assets of $26.0 million;

  •
  A decrease in inventories of $20.7 million mainly related to lower inventory balances for Cardizem® LA, Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence of $5.7 million related to Cardizem® CD;

  •
  An increase in accounts payable of $20.3 million related to the timing of payments and higher payables related to capital expenditures and professional fees; and

  •
  A decrease in accounts receivable of $16.1 million mainly related to the amount and timing of collections of product sales revenue.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $58.7 million decrease in long-lived assets from 2004 to 2005 was primarily due to:

  •
  Depreciation of plant and equipment of $28.0 million and the amortization of intangible and other assets of $74.8 million; and

  •
  Write-down of the carrying values of our Teveten and Teveten HCT product rights and Nutravail's long-lived assets of $25.5 million and $5.6 million, respectively.

        Partially offset by:

  •
  Additions to property, plant and equipment of $41.7 million, which included expenditures related to the ongoing expansion of our manufacturing facility in Steinbach, Manitoba. This expansion will enable us to meet the anticipated quantities of our existing products, including Wellburtin XL® and Ultram® ER, as well as products we expect to manufacture in the future; and

  •
  Additions of the Glumetza™ and Tramadol ODT product rights of aggregate $26.0 million.

Long-term obligations

        The $42.1 million decrease in long-term obligations, including the current portion thereof, reflected primarily the following instalments:

  •
  Payment of $15.2 million to Merck & Co., Inc. ("Merck") related to the May 2002 acquisition of Vasotec® and Vaseretic®;

  •
  Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement; and

  •
  Final payment of $9.2 million to Wyeth related to the May 2003 acquisition of Ativan® and Isordil®.

Shareholders' equity

        The $166.4 million increase in shareholders' equity reflected primarily net income of $236.2 million, partially offset by dividend payments of $79.8 million.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits, inventory purchases, research and development programs, sales and marketing activities, capital expenditures, loan repayments and dividend payments. At December 31, 2005, we had cash and cash equivalents of $445.3 million, compared with $34.3 million at December 31, 2004. The following table displays cash flow information for the last three years:

	Years Ended December 31
	2005	2004	2003
	($ in 000s)
Net cash provided by continuing operating activities	$501,879	$279,566	$282,769
Net cash provided by (used in) continuing investing activities	31,825	(42,258)	(278,539)
Net cash provided by (used in) continuing financing activities	(119,095)	(334,526)	72,523
Net cash used in discontinued operation	(3,817)	(2,481)	(697)
Effect of exchange rate changes on cash and cash equivalents	173	762	1,125

Net increase (decrease) in cash and cash equivalents	$410,965	$(98,937)	$77,181

Operating activities

        Net cash provided by continuing operating activities increased $222.3 million from 2004 to 2005, primarily due to:

  •
  An increase of $64.3 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, and lower sales force and marketing costs;

  •
  An increase of $43.7 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI, which we will begin recognizing in revenue in 2006 as we manufacture and supply Ultram® ER to OMI;

  •
  An increase of $43.1 million related to the change in inventories, due mainly to lower purchases related to Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence related to Cardizem® CD;

  •
  An increase of $42.3 million related to the change in accounts payable, due mainly to the timing of payments and higher payables related to professional fees; and

  •
  An increase of $27.3 million related to the change in accrued liabilities, due mainly to lower payments related to product returns, rebates and chargebacks.

        Net cash provided by continuing operating activities declined $3.2 million from 2003 to 2004, primarily due to:

  •
  A decrease of $8.8 million related to changes in operating assets and liabilities, due mainly to the timing of receipts and payments related to accounts receivable, accounts payable and income taxes payable, as well as higher payments related to product returns and rebates.

        Partially offset by:

  •
  An increase of $5.6 million related to income from operations before changes in operating assets and liabilities, reflecting relatively level income as the receipt of the settlement payments in 2003 largely offset the royalty extinguishment payment we made to Reliant.

Investing activities

        Net cash provided by continuing investing activities increased $74.1 million from 2004 to 2005 primarily due to:

  •
  An increase of $95.1 million in net proceeds from the disposal of intangible assets, related to the Kos transaction; and

  •
  A decrease of $9.3 million in payments to acquire businesses, related to our acquisition of PPII's remaining interest in BNC-PHARMAPASS in 2004.

        Partially offset by:

  •
  An increase of $26.0 million in payments to acquire intangible assets, related to the additions of the Glumetza™ and Tramadol ODT product rights in 2005; and

  •
  An increase of $9.8 million in capital expenditures on property, plant and equipment in 2005.

        Net cash used in investing activities declined $236.3 million from 2003 to 2004 primarily due to:

  •
  A decrease of $242.3 million in payments to acquire intangible assets, related to the additions in 2003 of Ativan® and Isordil® for $146.3 million, the Athpharma products for $44.2 million, Ethypharm's tramadol products for $16.0 million, and an interest in generic omeprazole for $35.5 million; and

  •
  A decrease of $16.4 million in payments to acquire businesses, related to our step acquisition of BNC-PHARMAPASS in 2004 and 2003.

        Partially offset by:

  •
  A decrease of $21.1 million in proceeds related to Reliant's net repayment of our loan to them in 2003.

Financing activities

        Net cash used in continuing financing activities declined by $215.0 million from 2004 to 2005 primarily due to:

  •
  A decrease of $280.0 million related to repayments under our revolving term credit facility in 2004; and

  •
  A decrease of $26.7 million in repayments of other long-term obligations.

        Partially offset by:

  •
  An increase of $79.8 million related to dividends paid in 2005.

        Net cash used in continuing financing activities increased $407.0 million from 2003 to 2004 primarily due to:

  •
  An increase of $280.0 million related to repayments under our revolving term credit facility in 2004; and

  •
  A decrease of $170.0 million related to borrowings under our revolving term credit facility in 2003.

        Partially offset by:

  •
  A decrease of $53.1 million in repayments of other long-term obligations.

Outlook

        We intend to use our existing cash resources and continuing cash flows from operations to support primarily our growth strategy through potential acquisitions of new products, technologies and/or businesses, as well as to finance our contemplated quarterly dividend of $0.125 per share (or approximately $20 million per quarter). We also anticipate capital expenditures of approximately $60 million in 2006. Major projects planned include the completion of the expansion of our Steinbach manufacturing facility (anticipated in the second quarter of 2006), the addition of equipment related to the manufacture of ODT products, and upgrades to our computer information systems.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2005, we had total long-term obligations of $436.9 million, including the current portion thereof, which included the carrying value of our Notes of $400.6 million and obligations related to past acquisitions of intangible assets of $35.5 million. At December 31, 2005, we had no outstanding borrowings under our revolving term credit facility; however, we had a letter of credit of $17.6 million issued under this facility, which secures the remaining semi-annual payments we are required to make to Merck related to our acquisition of Vasotec® and Vaseretic®. In May 2005, we renewed this credit facility for a 364-day term at $250 million. This facility is renewable for additional 364-day revolving terms at the lenders' option, with a one-year term out at our option if the lenders do not renew. This facility may be used for general corporate purposes, including acquisitions. At December 31, 2005, we were in compliance with all financial and non-financial covenants associated with this facility. Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are as follows:

	S&P	Moody's
Overall corporate	BB+	Ba3
Revolving term credit facility	BBB-	NR
Notes	BB-	B2

NR — Not rated

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility, will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due, for at least the next 12 months. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities. There are certain risks to our business that could negatively affect our expected cash flows and liquidity (see — Forward-Looking Statements).

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at December 31, 2005:

	Payments Due by Period
	Total	2006	2007 and 2008	2009 and 2010	Thereafter
	($ in 000s)
Long-term obligations	$436,511	$25,261	$11,250	$400,000	$—
Operating lease obligations	39,014	5,852	10,342	8,069	14,751
Purchase obligations	24,089	24,089	—	—	—

Total contractual obligations	$499,614	$55,202	$21,592	$408,069	$14,751

        The above purchase obligations are in connection with the manufacture and supply to us of Cardizem® products by Aventis Pharmaceuticals Inc. and diltiazem (the active ingredient in Cardizem® and Tiazac®) by an affiliate of Teva. We are obligated to purchase approximately $12.5 million-worth of Cardizem® products and approximately $8.0 million-worth of diltiazem in 2006. We are also obligated to make payments totaling $3.6 million in 2006 to Merck for minimum quantities of Vasotec® and Vaseretic® (regardless of the actual product supplied).

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. In the event that all research and development projects are successful, we would have to make aggregate milestone payments of approximately $70 million. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2006.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at December 31, 2005, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under contractual obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our consolidated results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar-denominated obligation to GSK for the acquisition of the Canadian rights to Wellbutrin® and Zyban®. We paid the final instalment related to this obligation in March 2004 and, subsequently, we do not have any material remaining non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

        The eventual payment of our Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2005, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $148 million. If the Notes had been paid at December 31, 2005, one-half of this foreign exchange gain would be included in our taxable income, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances. However, the eventual payment of our Notes will not result in a foreign exchange gain or loss being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option, we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

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

UNRESOLVED SEC STAFF COMMENTS

        The SEC has advised us that it has reviewed the financial statements and related disclosures of our Form 20-F for the fiscal year ended December 31, 2004 and our Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding our accounting methodologies related to product returns, and requested additional disclosures related to these filings. We have incorporated additional disclosure items requested for these past filings into our Form 20-F document for the fiscal year ended December 31, 2005, including this MD&A and related audited consolidated financial statements, and we have resolved the comments related to the our Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. We will provide an update as material developments in these matters occur.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates made by our third-party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our consolidated results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  Revenue recognition;

  •
  Determination of our provision for income taxes;

  •
  Outcome of legal proceedings;

  •
  Evaluation of long-term investments for impairment;

  •
  Useful lives of intangible assets and the evaluation of those assets for impairment;

  •
  Valuation of acquired research and development; and

  •
  Assessment of insurance reserves.

Revenue recognition

        We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks, as well as fees related to our DSAs (Distribution Services Agreements) with certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of our Cardizem® LA, Tiazac®, Wellbutrin XL® and Generic products in the U.S., we rely on estimates made by our licensees, Kos, Forest, GSK and Teva, respectively. Revenue from sales of these out-licensed products to those licensees accounted for approximately 55% of our total gross product sales in each of 2005 and 2004, and approximately 30% in 2003.

        We continually monitor our product sales provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. We are required to make subjective judgments based primarily on our evaluation of current market conditions and trade inventory levels related to our products. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or an adjustment related to past sales, or both.

Continuity of product sales provisions

        The following table presents the activity and ending balances for our product sales provisions for the last three years.

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	DSA Fees	Total
	($ in 000s)
Balance at January 1, 2003	1,451	274	27,414	15,288	—	44,427
Current year provision	8,551	1,604	33,426	35,565	—	79,146
Prior year provision	—	—	28,122	(6,308)	—	21,814
Payments or credits	(7,988)	(1,428)	(45,673)	(23,394)	—	(78,483)

Balance at December 31, 2003	2,014	450	43,289	21,151	—	66,904

Current year provision	5,797	3,015	24,896	30,386	1,319	65,413
Prior year provision	—	—	14,062	(1,479)	—	12,583
Payments or credits	(7,022)	(2,576)	(51,826)	(39,857)	—	(101,281)

Balance at December 31, 2004	789	889	30,421	10,201	1,319	43,619

Current year provision	6,844	2,549	23,007	24,232	6,276	62,908
Prior year provision	—	—	11,715	(1,766)	—	9,949
Payments or credits	(7,266)	(2,605)	(41,938)	(24,035)	(2,710)	(78,554)

Balance at December 31, 2005	367	833	23,205	8,632	4,885	37,922

Use of information from external sources

        We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health ("IMS"), an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. Prior to 2004, we also relied on data obtained from IMS to estimate inventory levels in the distribution channel. Since 2004, IMS no longer provides this service. As a result, we are now obtaining this data directly from our three major wholesalers, Cardinal, McKesson and ABC. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell, such as retail pharmacies. Third-party data with respect to prescription demand and inventory levels in the wholesale distribution channel are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates, and reflect other limitations.

        The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2005 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). The inventory data from Cardinal, McKesson and ABC is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from these wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, these wholesalers owned overall one-month of supply of our products at December 31, 2005, of which only $138,000 had less than 12 months remaining shelf life. Therefore, we believe the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
	($ in 000s)
Zovirax®	36-48	$7,858	1.0	$59
Cardizem® CD	36	5,525	1.0	45
Vasotec® and Vaseretic®	24	2,182	1.1	15
Ativan®	24	2,059	1.0	14
Isordil®	36-60	508	1.7	2
Cardizem® Tabs	48	433	1.7	3

Total	24-60	$18,565	1.0	$138

Cash discounts and allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2005 and 2004, reserves for cash discounts were $0.4 million and $0.8 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2005 and 2004, accrued allowances were $0.8 million and $0.9 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

        Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. We utilize the following information to estimate our provision for returns:

  •
  Historical return and exchange levels;

  •
  External data with respect to inventory levels in the wholesale distribution channel;

  •
  External data with respect to prescription demand for our products;

  •
  Original shelf lives of our products; and

  •
  Estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

        In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

        At December 31, 2005 and 2004, accrued liabilities for returns were $23.2 million and $30.4 million, respectively. In 2005, 2004, and 2003, provisions for returns related to sales made in the current year were $23.0 million, $24.9 million and $33.4 million, respectively, or 2%, 3%, and 5%, respectively, of gross product sales. Following the transition to DSAs with our three major wholesalers, we anticipate a decline in our actual returns experience, due to the limitations on the amount of inventory that these wholesalers can own, which reduces the risk of product expiration and overstocking.

        Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our estimate for returns. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

  •
  Recently implemented or announced price increases for our products; and

  •
  New product launches or expanded indications for our existing products.

        Conversely, factors that may be an indication that an increase in inventory levels will be other-than-temporary include:

  •
  Declining sales trends based on prescription demand;

  •
  Recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life;

  •
  Recent changes to the National Drug Codes ("NDCs") of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems;

  •
  Introduction of new product or generic competition; and

  •
  Increasing price competition from generic competitors.

        We made adjustments to our provision for returns of $11.7 million, $14.1 million and $28.1 million in 2005, 2004 and 2003, respectively. These adjustments generally related to sales made in prior years, as the shelf lives of our products are in excess of one year, and customers are not permitted to return product with more than six months of shelf life remaining.

        The adjustments in 2005 and 2004 were primarily related to the entry into DSAs with our three major wholesalers. As these wholesalers reduced their inventories of our products during the last three quarters of 2004 and first quarter of 2005, we received higher than anticipated returns, which reflected the intent on the part of these wholesalers to restock their inventories with product with full shelf life, and to minimize inventories of those products that have lower prescription demand. The adjustment in 2005 included slow-moving 90-tablet bottles of Cardizem® LA, due to lower than anticipated end-customer demand for this particular packaging size.

        The adjustment in 2003 was primarily related to higher than anticipated returns of Cardizem® CD and other of our acquired off-patent branded pharmaceutical products. We initially based our estimates for returns related to these products on the historical experience of the predecessor companies from whom we had acquired these products. As our business approach to commercializing these products, in terms of sales and distribution activities, was not dissimilar to those employed by the predecessor companies, we believed that utilizing their experience rates was a reasonable basis for initially estimating our provisions for returns, as well as rebates and chargebacks, related to these products. As we developed our own experience with these products, we adjusted those experience rates as appropriate. We noted that the actual returns of these products were higher overall than the historical experience of the predecessor companies would have indicated, due to increasing generic competition.

        Through 2003, our analogs suggested that a brand product could be expected to retain approximately 20% of its pre-genericization market share. During 2003, there was an increasing trend by private and public benefit programs, such as Medicaid, to require the substitution of lower-priced generic products in place of brand name prescriptions. As a result, we increased our estimate for returns in 2003, to reflect that these products were expected to retain only 5% to 10% of their pre-genericization volumes.

        In addition, we recognized that the eventual launch and promotion of Cardizem® LA would likely have an effect on Cardizem® CD because of fewer patients being initially prescribed Cardizem® CD and the conversion of existing patients to Cardizem® LA. There were a number of factors we considered, such as the timing of FDA approval for Cardizem® LA, our ability to successfully scale-up and manufacture this product, and the success of our physician detailing, sampling and promotional activities related to this product. During 2003, the conversion of patients from Cardizem® CD to Cardizem® LA was higher than we had originally anticipated in 2002 and 2001, and, therefore, we increased our estimate for returns of Cardizem® CD in 2003.

Rebates and chargebacks

        We are subject to rebates on sales made under governmental and managed-care pricing programs. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this provision for several periods.

        Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they paid us and the prices they sold the products to the indirect customers.

        In estimating our provisions for rebates and chargebacks, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the amount of our product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that we owe. We continually update these factors based on new contractual or statutory requirements, and significant changes in sales trends that may impact the percentage of our products subject to rebates or chargebacks.

        At December 31, 2005 and 2004, accrued liabilities for rebates and chargebacks were $8.6 million and $10.2 million, respectively. In 2005, 2004 and 2003, provisions for rebates and chargebacks related to sales made in the current year were $24.2 million, $30.4 million and $35.6 million, respectively, or 3%, 3% and 5%, respectively, of gross product sales. The lower rebate and chargeback experience rate as a percentage of revenue in 2005 and 2004, relative to 2003, was due primarily to a lower overall utilization of our acquired off-patent branded pharmaceutical products by private and public benefit plans, and a change in product mix related to the introduction of Zovirax® Cream in July 2003, which has a significantly lower Medicaid rebate component compared to Zovirax® Ointment.

        Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by one-month supply, our provision for rebates and chargebacks would increase or decrease by approximately $1.5 million.

        We made adjustments to reduce the rebates provision by $1.8 million, $1.5 million and $6.3 million in 2005, 2004 and 2003, respectively. We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale.

        The adjustment made to reduce the rebates provision in 2003 resulted from the availability of additional information related to the Medicaid utilization of our acquired brand products. As a result of increasing generic substitution for these products, we noted that actual utilization of our products under Medicaid programs was lower than the historical experience of the predecessor companies from whom we had acquired these products would have indicated. This decline in utilization was prompted by the increasing mandatory requirements of many state programs that the generic version of a drug be dispensed to Medicaid participants when one is available.

Provision for income taxes

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

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of domestic and international tax rules in determining our consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material effect on our consolidated income tax provision and consolidated results of operations, financial position and cash flows for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carryforwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a period.

Legal proceedings

        We are required to accrue for a loss contingency with respect to legal proceedings against us if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. Management evaluates our exposure to loss based on the progress of each legal proceeding, experience in similar proceedings and consultation with internal and external legal counsel. We re-evaluate all legal proceedings as additional information becomes available. Given the uncertainties inherent in complex litigation, we do not currently believe it is possible to reasonably assess the final outcome of the legal proceedings against us, or to reasonably estimate the possible loss or range of loss with respect to these proceedings. However, the ultimate outcome of any legal proceeding against us may be material to our consolidated results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 26 to our audited consolidated financial statements.

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

        Certain of our investments are not publicly traded securities and, as a result, the estimation of the fair values of these investments involves a greater degree of uncertainty. For these types of investments, we determine fair value based on the estimated discounted future cash flows of the investee. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include the amount and timing of the future cash flows of the investee, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

Intangible assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging from seven to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our consolidated results of operations.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

Acquired research and development

        The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. Acquired research and development represents the cost of assets related to research and development projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

        We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets. For acquired research and development, an income approach is generally used. Some of the more significant estimates and assumptions inherent in the income approach include the expected costs to develop the acquired research and development into commercially viable products, the projected future cash flows from the projects when completed, the timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

Insurance reserves

        We are self-insured for a portion of our automobile physical damage and product liability coverages. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported ("IBNR") claims. We engage an independent actuary to conduct an actuarial assessment of our IBNR liability. Significant judgment is applied to estimate IBNR liabilities. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our consolidated results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, we are required to adopt SFAS No. 151 beginning January 1, 2006. The adoption of SFAS No. 151 will not have a material effect on our consolidated results of operations and financial position.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which revises SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate option-pricing model to be used for valuing share-based payments and the transition method to be used at date of adoption. The transition alternatives are the modified-prospective and modified-retrospective methods. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under SFAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R is effective at the beginning of the first annual period commencing after June 15, 2005. Accordingly, we adopted SFAS No. 123R effective January 1, 2006, using the modified-prospective method. We intend to use the Black-Scholes option-pricing model to estimate the value of stock-based compensation. As we develop detailed data about our employees' stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value. We estimate that stock-based compensation costs will be in the range of $16 million to $18 million in 2006. This amount relates to previously granted stock options that vest during 2006, as well as to new awards that are expected to be granted in 2006. The actual amount of compensation expense is dependent on a number of factors including the number of stock options granted and fluctuations in our stock price.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, we are required to adopt SFAS No. 153 for non-monetary transactions occurring on or after January 1, 2006.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied as of the beginning of the earliest period for which retrospective application is practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, we are required to adopt SFAS No. 154 beginning January 1, 2006.

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with Canadian generally accepted accounting principles.

        Additional information relating to the Company, including our Annual Information Form, may be found on SEDAR at www.sedar.com.

        The discussion and analysis contained in this MD&A are as of March 31, 2006.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the United States ("U.S.") Securities and Exchange Commission ("SEC"), the Ontario Securities Commission, and other securities regulatory authorities in Canada as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this MD&A, as well as in our most recent Annual Report on Form 20-F under the heading "Risk Factors" under Item 3, Sub-Part D. We caution that the foregoing list of important factors that may affect future results is not exhaustive. A MD&A by its nature has many forward-looking statements. Although, in several instances, we have noted that a section may contain forward-looking statements, we note that this whole MD&A should be read in light of this caution. When relying on our forward-looking statements to make decisions with respect to the company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. Our main therapeutic areas of focus are central nervous system, cardiovascular (including Type II diabetes) and pain management. Our key products lines that we market directly through our internal commercial operations in Canada and the U.S. and/or through strategic commercial alliances with other pharmaceutical companies are as follows:

  •
  Cardizem® (diltiazem hydrochloride ("HCl")) for the treatments of hypertension and angina;

  •
  Glumetza™ (metformin HCl) for the treatment of Type II diabetes;

  •
  Tiazac® (diltiazem HCl) for the treatments of hypertension and angina;

  •
  Ultram® (tramadol HCl) for the treatment of moderate to moderately severe chronic pain;

  •
  Wellbutrin® (bupropion HCl) for the treatment of depression; and

  •
  Zovirax® (acyclovir) for the treatment of herpes.

        We have various research and development, clinical testing, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

OVERVIEW

        The past year was a time of fundamental change and refocus for our organization. In May 2005, we changed the approach to how we commercialize our products in the primary-care market in the U.S. As a result, we no longer maintain a direct commercial presence in the U.S. primary-care market, but instead focus our remaining sales and marketing resources on specific specialty markets. Specialist practitioners are playing an increasing role in decisions related to patient treatment, including in the dermatology and women's health-care markets, where we are currently concentrating our promotional efforts. The restructuring of our commercial operations in the U.S. had an immediate beneficial impact on our profitability, resulting from the substantial reduction in primary-care infrastructure costs. In Canada, our commercial operation will continue to focus on both primary-care and specialty markets.

        We have also refocused our development efforts to reflect our core competency of applying innovative drug-delivery technologies to enhance existing compounds through new uses and formulations that provide additional benefits to patients. These efforts will continue to concentrate on unmet primary-care products and needs. However, we intend to enter into manufacturing, supply and distribution agreements for these products with pharmaceutical companies with a strong primary-care presence. We have already successfully employed this strategy for over two years with Wellbutrin XL®, our once-daily formulation of bupropion, that we manufacture and supply to GlaxoSmithKline plc ("GSK"), and, more recently, with Ultram® ER and Ultram® ODT, our extended-release and orally disintegrating formulations of tramadol, that we licensed to Ortho-McNeil, Inc. ("OMI"), a Johnson & Johnson company.

        Over the last two years, revenue from sales of Wellbutrin XL® in the U.S. by GSK has been a key contributor to our product sales and earnings growth. In January 2006, we received regulatory approval for Wellbutrin® XL in Canada, and we have initiated promotion of this product to Canadian physicians, with a formal launch planned for April 2006. Wellbutrin® XL is the first and only once-daily formulation of bupropion available in Canada. During 2005, we also launched two additional new products in Canada; Tiazac® XC, an extended-release formulation of diltiazem designed for nighttime administration, and Glumetza™, the first once-daily formulation of metformin available in Canada. We expect that the contribution from Wellbutrin XL®, Ultram® ER and Ultram® ODT in the U.S., and Wellbutrin® XL, Tiazac® XC and Glumetza™ in Canada, will drive our product sales and earnings growth in the near to mid-term, though there are certain risks associated with this expectation (see — Forward-Looking Statements).

        Our long-term success largely depends on our ability to continue to develop new innovative products and acquire or collaborate on compounds under development by other pharmaceutical companies. We intend, therefore, to invest over 10% of our revenue in research and development activities, as well as to continually evaluate strategic transactions to enhance our long-term prospects.

NEW BUSINESS UNIT MODEL

        In March 2006, we announced our plans to manage our business as three inter-related Business Units as follows:

  •
  Biovail Drug Delivery, which comprises our drug-delivery technologies, our drug development capabilities and our strategic alliances;

  •
  Biovail Pharmaceuticals U.S., which focuses on the promotion of products to specialist practitioners in niche therapeutic markets in the U.S.; and

  •
  Biovail Pharmaceuticals Canada ("BPC"), which promotes products to both specialty and primary-care physicians in Canada.

        We believe this Business Unit model approach will provide the opportunity to reduce infrastructure costs, increase operational flexibility, and provide clarity to our key performance drivers. These drivers include the following:

  •
  Our ability to develop new products through the application of our drug-delivery technologies to create clinically meaningful enhancements to existing in-market compounds;

  •
  Our ability to negotiate strategic commercial alliances with other pharmaceutical companies on favourable terms;

  •
  Our ability to generate higher revenue from our existing in-house promoted products, through increased prescription demand and competitive pricing;

  •
  Our ability to prudently use our cash resources to acquire complementary new technologies or products;

  •
  Our ability to control expenses through effective cost management, more focused development efforts, and improved manufacturing efficiencies; and

  •
  Our ability to protect our intellectual property and successfully defend our products and proprietary technologies from infringement.

RECENT STRATEGIC DEVELOPMENTS

Ultram®

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended-release and orally disintegrating formulations of tramadol. We will manufacture and supply these products to OMI for distribution in the U.S. and Puerto Rico under the trade names Ultram® ER and Ultram® ODT. Our contractually determined supply prices will be based on 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale, and 30% of OMI's net selling price for Ultram® ODT. OMI paid us a supply prepayment of $60 million, which will be reduced to zero through credits against one-third of the aggregate amount of our future invoices for Ultram® ER manufactured and supplied to OMI. In addition, we are providing OMI with co-promotion services for Ultram® ER to women's health-care practitioners through our specialty sales force in the U.S. The initial term of the co-promotion arrangement is two years, with an option to extend by mutual consent for additional two-year periods. We will be compensated on a fee-per-call basis for these co-promotion services up to a maximum of $4.3 million in 2006 and $3.6 million in 2007.

        OMI launched Ultram® ER in the U.S. in February 2006. Ultram® ER is the first once-daily tramadol product available in the U.S. for relief of moderate to moderately severe chronic pain. As a result, we believe that a considerable market opportunity may exist for this product in the analgesia market and, therefore, we anticipate that this product will have a material positive impact on our future consolidated results of operations, financial position and cash flows. We anticipate that OMI will launch Ultram® ODT in the near future, though there are certain risks associated with this timing (see — Forward-Looking Statements).

Glumetza™

        In November 2005, we launched Glumetza™ in the Canadian market. Glumetza™ was developed in partnership with Depomed, Inc. ("Depomed"). We had licensed the rights from Depomed to manufacture and market Glumetza™ in both the U.S. and Canada. However, in December 2005, we revised our arrangement with Depomed, such that we will retain exclusive manufacturing and marketing rights to Glumetza™ in Canada. Depomed will have the exclusive rights to this product in the U.S. Metformin is the most prescribed oral medication for the treatment of Type II diabetes, and Glumetza™ is the first and only once-daily formulation of metformin available in the Canadian diabetes market.

Generic Tiazac®

        In November 2005, we entered into an agreement with Novopharm Limited ("Novopharm"), a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva"), for the distribution of an authorized generic version of Tiazac® in Canada. We will manufacture and supply generic Tiazac® to Novopharm for five years at a supply price equal to 37.5% of the listed formulary price. Novopharm launched generic Tiazac® in Canada in late January 2006. We believe that the launch of this authorized generic will reduce the negative impact of the recent introduction of generic competition to Tiazac® in Canada.

Spin-off transaction

        In November 2005, we announced our intention to spin-off substantially all of our off-patent branded pharmaceutical products. These products comprise Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic® that are sold in the U.S. and Puerto Rico, and Cardizem® CD that is sold in the U.S., Canada and Puerto Rico. These products are not considered strategic to our business and are in decline (in terms of prescription volumes) due to generic competition. Should the spin-off transaction be effected, it would involve: the creation of an independent company, to be known as Crystaal Pharmaceuticals Corporation ("Crystaal"); the transfer of the assets associated with these products to Crystaal; and the distribution of Crystaal's shares to our shareholders either as a dividend in kind or as a return of capital. We hope to complete this spin-off transaction in 2006; however, this transaction is subject to a number of conditions including, but not limited to: the resolution of, or at least greater clarity in respect of, certain regulatory and litigation matters; the preparation and filing of a preliminary prospectus and registration statement; the review and approval of those documents by regulatory authorities prior to being finalized and authorized for use in connection with a distribution; receipt of lender and other third-party consents; and approval by our shareholders, if required.

        We believe that a spin-off of our off-patent products will allow us to better focus on achieving long-term growth through our drug development efforts, as well as allow for the underlying value of these products to be better realized through the dedicated efforts of Crystaal. Should the spin-off transaction be effected, it would have a significant impact on our future consolidated results of operations, financial position and cash flows. Product sales and royalty revenues associated with these products were $148.4 million, $144.2 million and $221.6 million in 2005, 2004 and 2003, respectively. Gross profits associated with those revenues were $115.5 million, $101.5 million and $190.2 million in 2005, 2004 and 2003, respectively. The aggregate net carrying values of the intangible assets associated with these products were $619.5 million and $662.5 million at December 31, 2005 and 2004, respectively. Amortization expense related to those intangible assets amounted to $43.0 million in both 2005 and 2004, and $40.8 million in 2003.

DISPOSITION AND RESTRUCTURING

Kos

        On May 2, 2005, we sold the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. ("Kos"). We will be the exclusive manufacturer and supplier of

Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. We will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to FDA approval, we will be the exclusive manufacturer and supplier of the combination product to Kos. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs Teveten and Teveten HCT.

        At the date of the transaction, Kos paid us $105.5 million in cash, less withholding tax of $7.4 million. Kos may make additional payments to us related to the development of the combination product; however, we will only recognize these payments if the development milestones are achieved. The up-front cash consideration was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and will be recognized in income tax expense on the same seven-year, straight-line basis.

        The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. We recorded a $25.5 million write-down of the carrying value of the Teveten and Teveten HCT product rights to reflect their fair value of $53.7 million (determined based on an independent valuation) at the date of transfer. We recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56.7 million, which comprised the fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4.9 million that were not transferred to Kos were written off to cost of goods sold in the second quarter of 2005.

        Revenue and related costs associated with the manufacture and sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos. Under the terms of the Cardizem® LA distribution agreement, we agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. Our maximum potential exposure under this indemnity is $25 million until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. We are aware that Andrx Corporation is seeking FDA approval for a generic version of Cardizem® LA in multiple dosage formats. We continually assess the probability, amount, and timing of future payments, if any, that we may be required to make to Kos under this indemnity. We believe that we can make reasonable estimates for any potential obligation that may exist. We currently estimate that no obligation exists under this indemnity.

Restructuring

        Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. As a result, we reduced our head count by a total of 523, including a reduction of our primary-care and cardiovascular specialty sales forces by 307 positions, and our general and administrative functions by 30 positions. In addition, Kos offered employment to 186 of our sales representatives, of which 164 accepted positions with Kos. We retained 85 specialty sales representatives who will focus on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and to women's health-care practitioners, as well as provide co-promotion services to OMI for Ultram® ER. We incurred restructuring charges of $19.8 million, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. We did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that we will continue to incur without economic benefit.

Outlook

        The Kos transaction and restructuring activities had a material positive impact on our consolidated results of operations, financial position and cash flows in the last eight months of 2005, due to approximately $80 million in cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. We anticipate that these cost savings will continue to have a material positive impact on our future consolidated results of operations, financial position and cash flows, though other factors could mitigate these savings (see — Forward-Looking Statements). In addition, the net amortization of the deferred revenue, and intangible and other assets associated with the Kos transaction will positively impact our earnings by $5.9 million annually over the seven-year Cardizem® LA supply term. All of the above factors are partly offset by lower gross profit on product sales of Cardizem® LA product to Kos and the elimination of Teveten and Teveten HCT product sales.

DISCONTINUED OPERATION

Nutravail

        In September 2005, our Board of Directors committed to a plan to sell our Nutravail division. Nutravail develops and manufactures nutraceutical and food-ingredient products. This business is not considered strategic to our core pharmaceutical operations. We have received an offer of $3.0 million from a third-party to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. We currently anticipate that a sale transaction may be completed in the second quarter of 2006.

        On our consolidated balance sheet at December 31, 2005, the net assets of Nutravail are reported as held for sale at their estimated fair value of $3.0 million based on the purchase offer received. Consequently, we recorded a $5.6 million write-down of the carrying values of Nutravail's long-lived assets.

        Because of the distinct nature of its business, Nutravail has identifiable operations and cash flows that are clearly distinguishable from the rest of our organization. Nutravail's operations and cash flows will be eliminated from our ongoing operations as a result of the sale transaction, and we will not have any significant continuing involvement in the operations of Nutravail after it is sold. Accordingly, Nutravail has been reported as a discontinued operation in our consolidated results of operations for the current and prior periods.

        For 2005, 2004 and 2003, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	Years Ended December 31
	2005	2004	2003
	($ in 000s)
REVENUE
Product sales	$2,397	$4,344	$8,759
Research and development	1,042	1,173	1,426
Royalty and other	2,093	1,870	1,787

	5,532	7,387	11,972

EXPENSES
Cost of goods sold	4,202	6,343	7,259
Research and development	1,931	2,111	1,945
Selling, general and administrative	4,200	3,876	2,975
Amortization	204	272	272

	10,537	12,602	12,451

Loss from discontinued operation before write-down of assets	(5,005)	(5,215)	(479)
Write-down of assets	(5,570)	—	—

Loss from discontinued operation	$(10,575)	$(5,215)	$(479)

Outlook

        Without significant capital investment, Nutravail was expected to continue to incur losses into the foreseeable future. As a result, we anticipate that the sale of Nutravail will have a material positive impact on our future consolidated results of operations and cash flows.

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for the last three years:

	Years Ended December 31
	2005	2004	2003
	($ in 000s, except per share data)
Revenue	$935,536	$879,156	$811,750
Income (loss) from continuing operations	99,602	57,962	(39,866)
Net income (loss)	89,027	52,747	(40,345)
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.62	$0.36	$(0.25)
Net income (loss)	$0.56	$0.33	$(0.25)

Cash dividends declared and paid per share	$0.50	$—	$—

Total assets	$2,188,093	$2,012,180	$2,297,604
Long-term obligations	436,956	475,651	812,526

Revenue

        Revenue increased 6% from 2004 to 2005, due mainly to higher Wellbutrin XL®, Zovirax® and Legacy product sales, partially offset by the elimination of Teveten and Teveten HCT product sales following the Kos transaction, and lower sales of our Generic products. In 2004, Zovirax® and Legacy product sales in the U.S. were negatively impacted by a work-down of wholesaler inventory levels. We believe that sales of these products in 2005 more closely reflected actual prescription demand. Revenue increased 8% from 2003 to 2004, reflecting the first full calendar year of Wellbutrin XL® product sales, which more than offset declines in revenue from our participating interest in generic omeprazole and co-promotion activities. A strengthening of the Canadian dollar relative to the U.S. dollar increased revenue 1% in each of 2005, compared with 2004, and 2004, compared with 2003.

Results of operations

        Our income or loss from continuing operations and net income or loss were impacted by specific events that affected the comparability of these results between years. We believe that the identification of these events enhances an analysis of our results of operations when comparing these results with those of a previous or subsequent period. In addition, management excludes these events when analyzing our operating performance. However, it should be noted that the determination of these events involves judgment by us.

        Our income from continuing operations and net income in 2005 were impacted by the following events:

  •
  Write-down of assets of $74.3 million (basic and diluted impact per share of $0.47) primarily related to our Teveten and Teveten HCT product rights transferred to Kos, and a portion of our investment in Reliant Pharmaceuticals, LLC ("Reliant"), as well as acquired research and development assets associated with product development projects that we discontinued;

  •
  Restructuring costs of $19.8 million (basic and diluted impact per share of $0.12);

  •
  Write-off of $4.9 million (basic and diluted impact per share of $0.03) of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos;

  •
  Equity loss of $1.2 million (basic and diluted impact per share of $0.01) related to our non-strategic investment in a venture fund that invests in early-stage biotechnology companies, which is not considered part of our ongoing research and development program;

  •
  Our net income was also impacted by the write-down of assets of Nutravail of $5.6 million (basic and diluted impact per share of $0.03).

        Our income from continuing operations and net income in 2004 were impacted by the following events:

  •
  Write-down of assets (net of gain on disposal of $1.5 million) of $40.7 million (basic and diluted impact per share of $0.26) primarily related to a portion of our investment in Ethypharm S.A. ("Ethypharm"); and

  •
  Equity loss of $4.2 million (basic and diluted impact per share of $0.03).

        Our loss from continuing operations and net loss in 2003 were impacted by the following events:

  •
  Write-down of assets of $82.2 million (basic impact per share of $0.52 and diluted impact per share of $0.51) primarily related to our Cedax and Rondec product rights, as well as acquired research and development assets associated with product development projects that we discontinued;

  •
  Equity loss of $1.0 million (basic and diluted impact per share of $0.01);

  •
  Payment of $61.3 million (basic and diluted impact per share of $0.38) to extinguish a trailing royalty obligation to Reliant;

  •
  Foreign exchange loss of $13.1 million (basic and diluted impact per share of $0.08) related to a Canadian dollar-denominated long-term obligation;

  •
  Relocation costs of $7.5 million (basic and diluted impact per share of $0.05) associated with the transition of our U.S. commercial operations from Raleigh, North Carolina to our current facility in Bridgewater, New Jersey; and

  •
  Reduction in provision for tax contingencies of $12.0 million (basic and diluted impact per share of $0.08) due to the resolution of certain tax uncertainties.

        The collective impact of the aforementioned events on our income or loss from continuing operations and net income or loss, as well as the basic and diluted impact per share for the last three years are identified in the following table:

	Years Ended December 31
	2005	2004	2003
	($ in 000s, except per share data)
Write-down of assets, net of gain on disposal	$74,276	$40,685	$82,189
Restructuring costs	19,810	—	—
Write-off of inventory	4,862	—	—
Equity loss	1,160	4,179	1,010
Extinguishment of royalty obligation	—	—	61,348
Foreign exchange loss on long-term obligation	—	—	13,061
Relocation costs	—	—	7,539
Reduction in tax contingency provision	—	—	(12,000)

Impact on income or loss from continuing operations	100,108	44,864	153,147
Write-down of assets of discontinued operation	5,570	—	—

Impact on net income or loss	$105,678	$44,864	$153,147

Basic impact per share
Income or loss from continuing operations	$0.63	$0.28	$0.97
Net income or loss	$0.66	$0.28	$0.97

Diluted impact per share
Income or loss from continuing operations	$0.63	$0.28	$0.96
Net income or loss	$0.66	$0.28	$0.96

Cash dividends

        In November 2005, we declared our first cash dividend, in the amount of $0.50 per share, which was paid in December 2005. Our Board of Directors has adopted a dividend policy, which contemplates the payment of a quarterly divided of $0.125 per share. The declaration of future dividends pursuant to this dividend policy will be subject to the discretion of the Board, and will be dependent upon our financial condition and operating results. In March 2006, our Board of Directors declared a cash dividend of $0.125 per share, payable in April 2006.

Financial condition

        Total assets increased $175.9 million from 2004 to 2005, due mainly to an increase in cash and cash equivalents of $411.0 million, partly offset by the amortization and write-downs related to intangible assets. The increase in cash and cash equivalents mainly reflected cash generated from continuing operations less the payment of cash dividends, and repayments of long-term obligations related to past acquisitions of intangible assets.

RESULTS OF OPERATIONS

        In 2005, we operated our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflected how management reviewed the business, made investing and resource allocation decisions, and assessed operating performance.

        Figures for 2004 and 2003 reflect the reclassification of Nutravail's revenue and expenses to discontinued operation.

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products, as well as the co-promotion of pharmaceutical products owned by other companies.

        The following table displays the dollar amount of each source of revenue for the last three years, the percentage of each source of revenue, compared with total revenue in the respective year, and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003
							2004 to 2005	2003 to 2004
	$	%	$	%	$	%
	($ in 000s)
Product sales	884,267	95	837,102	95	624,139	77	6%	34%
Research and development	27,949	3	19,279	2	12,813	2	45%	50%
Royalty and other	23,320	2	22,775	3	174,798	22	2%	(87%	)

	935,536	100	879,156	100	811,750	100	6%	8%

Product sales

        The following table displays product sales by category for the last three years, the percentage of each category, compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003
							2004 to 2005		2003 to 2004
	$	%	$	%	$	%
	($ in 000s)
Wellbutrin® XL	354,213	40	317,298	38	64,932	10	12%		389%
Zovirax®	95,858	11	75,451	9	102,434	16	27%		(26%	)
BPC	99,508	11	101,865	12	85,197	14	(2%	)	20%
Cardizem® LA	59,672	7	53,625	6	47,743	8	11%		12%
Legacy	133,419	15	121,588	15	200,101	32	10%		(39%	)
Generic	135,209	15	149,675	18	101,491	16	(10%	)	47%
Teveten	6,388	1	17,600	2	22,241	4	(64%	)	(21%	)

	884,267	100	837,102	100	624,139	100	6%		34%

Wholesaler Distribution Services Agreements ("DSAs")

        In the U.S., we sell our Zovirax® and Legacy products, as well as our Cardizem® LA and Teveten products prior to the Kos transaction, directly to drug wholesalers and warehousing chains. Three national drug wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), dominate the drug wholesale market in the U.S. These wholesalers accounted for 72%, 64% and 73% of our direct product sales in the U.S. in 2005, 2004 and 2003, respectively. Prior to 2004, we believe that these wholesalers relied largely on cash discounts on purchases and price arbitrage to generate income. This industry business model resulted in forward buying (purchases of inventory not tied to demand) on the part of these wholesalers in anticipation of possible price increases. At times, this led to elevated inventory levels in the wholesale distribution channel. In late 2004 and early 2005, we entered into DSAs with these wholesalers, which has fundamentally changed the way we conduct business with them. In exchange for a fee-for-service, these agreements limit the amount of inventory these wholesalers can own to between two weeks and 1 1/2 months of supply. These agreements also require these wholesalers to provide us with more timely and complete information with respect to inventory levels held and better data regarding sales and marketplace activity.

        During the last three quarters of 2004, in anticipation of the transition to DSAs, we took steps together with these wholesalers to reduce their inventories of our products to approximately two months of supply on hand at December 31, 2004. During the first quarter of 2005, we substantially completed this process such that the inventory level of our products owned by these wholesalers was approximately one month of supply on hand at December 31, 2005. As a result, the reported sales of our Zovirax®, Cardizem® LA, Teveten and Legacy products during those periods of reduction were adversely affected and not necessarily reflective of prescription demand; however, we believe that our product sales for the last three quarters of 2005 more closely reflected demand-based sales. In January 2006, we entered into a DSA with an additional regional wholesaler, Kinray Inc., which together with Cardinal, McKesson and ABC, accounted for approximately three-quarters of our direct product sales in the U.S. in 2005.

Wellbutrin XL®

        We are the exclusive manufacturer and supplier of Wellbutrin XL® to GSK for marketing and distribution in the U.S. Wellbutrin XL® was launched by GSK in September 2003. The supply price for Wellbutrin XL® trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply price is reset to the lowest tier at the start of each calendar year and the sales thresholds to achieve the second and third tier supply prices generally increase each year. Our revenue from sales of Wellbutrin XL® increased 12% in 2005, compared with 2004, due to higher volumes sold and price increases effected by GSK.

        A number of companies are seeking FDA approval for generic versions of Wellbutrin XL®. As a result, a generic version of Wellbutrin XL® could be launched in 2007 or sooner, at which point we would anticipate losing a substantial portion of the pre-genericization revenue from Wellbutrin XL® product sales within a short period of time.

Zovirax®

        We currently promote Zovirax® Ointment and Zovirax® Cream directly to specialist practitioners in the U.S. Combined sales of Zovirax® Ointment and Zovirax® Cream increased 27% in 2005, compared to 2004, and declined 26% in 2004, compared with 2003. The fluctuations in Zovirax® product sales reflected higher prescription levels in 2005 and the work-down of Zovirax® inventory in the wholesale distribution channel during 2004.

BPC

        BPC products are Glumetza™, Monocor, Retavase, Tiazac®, Tiazac® XC, Wellbutrin® SR, Wellbutrin® XL (since March 2006) and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Glumetza™, Tiazac® XC and Wellbutrin® XL directly to Canadian physicians. Sales of BPC products declined 2% in 2005, compared with 2004, and increased 20% in 2004, compared with 2003. The decline in BPC product sales in 2005 reflected lower sales of Wellbutrin® SR due to the introduction of generic competition in the early part of the year, offset partly by growth in Tiazac® sales and the introductions of Tiazac® XC and Glumetza™ in January 2005 and November 2005, respectively. The increase in BPC product sales in 2004 was due to higher Tiazac®, Wellbutrin® SR and Zyban product sales, and pre-launch shipments of Tiazac® XC in the fourth quarter of 2004.

        In late January 2006, a competitor introduced a generic version of Tiazac® into the Canadian marketplace, and Novopharm launched our authorized generic. We anticipate that these introductions will result in a significant decline in BPC's sales of brand Tiazac®, which were approximately $55 million in 2005. The introduction of generic formulations of Tiazac® does not affect our ongoing conversion strategy for Tiazac® XC.

Cardizem® LA

        After May 2, 2005 (the date of the Kos transaction), we sell Cardizem® LA to Kos at contractual prices that are lower than what we historically charged for this product when we sold it directly to wholesalers. However, our revenue from sales of Cardizem® LA increased 11% in 2005, compared with 2004, as a result of a reduction in wholesaler inventory levels in 2004, and the recognition of $10.0 million in 2005 related to the amortization of the deferred revenue associated with the Kos transaction. Cardizem® LA product sales increased 12% in 2004, compared with 2003, which reflected higher prescription demand for this product.

Legacy products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell

Tiazac® (branded and generic) to Forest Laboratories, Inc. ("Forest") for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products increased 10% overall in 2005, compared with 2004, and declined 39% overall in 2004, compared with 2003. These fluctuations in overall sales of our Legacy products reflected reductions in wholesaler inventories of these products, as well as the impact of the introduction of generic competition to Tiazac® in April 2003 (which resulted in Forest ceasing all promotion efforts in September 2003) and our launch of Cardizem® LA also in April 2003 (which resulted in lower demand for Cardizem® CD).

Generic products

        Our Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to a subsidiary of Teva for distribution in the U.S. Sales of our Generic products declined 10% overall in 2005, compared with 2004, and increased 47% overall in 2004, compared with 2003. The fluctuations in our Generic product sales reflected changes in inventory levels of these products owned by Teva.

Teveten

        Sales of Teveten and Teveten HCT reflected only those sales made prior to May 2, 2005 (the date of the Kos transaction), as we no longer have an ongoing financial interest in these products.

Research and development revenue

        Research and development revenue increased 45% in 2005, compared with 2004, and 50% in 2004, compared with 2003. The increases in research and development revenue reflected a higher level of clinical research and laboratory testing services provided to external customers by our contract research operation.

Royalty and other revenue

        Royalty and other revenue increased by 2% in 2005, compared with 2004, and declined 87% in 2004, compared with 2003. The increase in royalty and other revenue in 2005 reflected an increase in royalty income from our interest in Tricor (fenofibrate), which more than offset a decrease in royalty income on Tiazac® brand sales by Forest due to generic competition. The substantial decline in royalty and other revenue in 2004 reflected a reduced contribution from our participating interest in generic omeprazole, which amounted to $1.7 million and $103.0 million in 2004 and 2003, respectively, and the elimination of co-promotion revenue related to Celexa in Canada and Wellbutrin SR® in the U.S., which totaled $43.1 million in 2003.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item for the last three years, the percentage of each item compared with total revenue in the respective year, and the percentage changes in the dollar amount of each item. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2005		2004		2003
							2004 to 2005		2003 to 2004
	$	%	$	%	$	%
	($ in 000s)
Cost of goods sold	206,816	22	223,185	25	132,197	16	(7%	)	69%
Research and development	88,884	10	70,389	8	84,625	10	26%		(17%	)
Selling, general and administrative	231,109	25	270,677	31	239,796	30	(15%	)	13%
Amortization	160,372	17	162,816	19	240,378	30	(2%	)	(32%	)
Write-down of assets, net of gain on disposal	74,276	8	40,685	5	82,189	10	83%		(50%	)
Restructuring	19,810	2	—	—	—	—	NM		NM
Extinguishment of royalty obligation	—	—	—	—	61,348	8	NM		(100%	)
Settlements	—	—	—	—	(34,055)	(4)	NM		(100%	)

	781,276	84	767,752	87	806,478	99	(0%	)	(5%	)

NM — Not meaningful

Cost of goods sold and gross margins

        In 2005, cost of goods sold included $5.4 million related to the amortization of the Cardizem® LA intangible asset associated with the Kos transaction, and $5.2 million related to the amortization of the asset associated with a reduction in the Zovirax® supply price to be paid to GSK. In addition, in 2005, we recorded a provision of $5.7 million for inventory of Cardizem® CD in excess of expected demand, and we wrote off $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

        Gross margins based on product sales were 77%, 73% and 78% in 2005, 2004 and 2003, respectively. The increase in gross margin in 2005, compared with 2004, reflected manufacturing efficiencies achieved in the production of Wellbutrin XL®, as well as a decrease in the proportion of lower margin Wellbutrin XL® sample supplies versus trade product sales. The decline in gross margin in 2004, compared with 2003, was partly due to a full calendar year of Wellbutrin XL® sales, which had a lower margin relative to other of our products due to start-up manufacturing inefficiencies and higher initial sales of sample supplies. The higher margin in 2003 also reflected the recognition of a $25.5 million cumulative reduction in the Zovirax® supply price paid to GSK.

Research and development expenses

        Research and development expenses increased 26% in 2005, compared with 2004, and declined 17% in 2004, compared with 2003. We invested 10% of total revenue in research and development activities in 2005 compared with 8% and 10% in 2004 and 2003, respectively. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        Research and development activities in 2005 included line-extension and enhanced-formulation programs including:

  •
  A bupropion salt product. We anticipate filing an NDA for this product in the third quarter of 2006;

  •
  A once-daily bioequivalent version of Coreg (carvedilol) for the treatment of hypertension;

  •
  A combination product incorporating tramadol and a non-steroidal anti-inflammatory drug for the treatment of acute and chronic pain;

  •
  Combination products incorporating bupropion with other anti-depressant agents; and

  •
  A venlafaxine product for the treatments of depression and anxiety.

        We achieved a number of recent successes from our late-stage product-development pipeline, including the following milestones:

  •
  In January 2006, we received TPD approval for Wellbutrin® XL in Canada;

  •
  In December 2005, we received approval from the FDA for Citalopram ODT, a selective serotonin reuptake inhibitor for the treatment of depression. We are currently considering a number of commercialization options for this product;

  •
  In September 2005, we received approval from the FDA for Tramadol ER (Ultram® ER). We are the first and only company to receive approval for a once-daily tramadol formulation in the U.S.;

  •
  In May and June 2005, we received approval for Glumetza™ from the TPD and the FDA, respectively, which we developed in collaboration with Depomed. In July 2005, we made a $25.0 million milestone payment to Depomed associated with the regulatory approval of this product, and we recorded a corresponding addition to product rights;

  •
  In May 2005, we received final approval from the FDA for Tramadol ODT (Ultram® ODT). In July 2005, we made a $1.0 million milestone payment to Ethypharm associated with the FDA approval of this product, and we recorded a corresponding addition to product rights; and

  •
  In May 2005, we received tentative approval from the FDA for our NDA for Zolpidem ODT, for the treatment of insomnia. Final approval for this product cannot be made effective until the expiration of patent protection held by Sanofi-Aventis for the branded drug, Ambien, in October 2006 (or later if Sanofi-Aventis receives a pediatric extension for Ambien).

        There are certain risks associated with predicting when final FDA approvals may be received and our ability to successfully commercialize our pipeline products referred to above (see — Forward-Looking Statements).

        Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

Selling, general and administrative expenses

        Selling, general and administrative expenses declined by 15% in 2005, compared with 2004, and increased 13% in 2004, compared with 2003. As a percentage of total revenue, selling, general and administrative expenses were 25%, 31% and 30% in 2005, 2004 and 2003, respectively. The decline in selling, general and administrative expenses in 2005, compared with 2004 and 2003, reflected the positive impact of the Kos transaction and concurrent restructuring of our U.S. commercial operations. These events resulted in immediate cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces and the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten

HCT. The decline in selling, general and administrative expenses in 2005, compared with 2004, also reflected a decrease in employee stock-based compensation from $17.1 million in 2004 to $3.9 million in 2005, which resulted from the forfeiture of stock options by certain of our former officers and employees in 2005. These factors were partially offset by higher corporate expenses resulting from increased professional fees related to ongoing regulatory and legal matters, and costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives, as well as an expansion of our executive group and compensation expense of $3.0 million related to Deferred Share Units granted to our Executive Chairman and non-employee directors in the third quarter of 2005. The increase in selling, general and administrative expenses in 2004, compared with 2003, reflected a higher level of spending on sales and marketing activities to support our promoted products, an increase in headcount and higher legal expenses, as well as the inclusion of employee stock-based compensation in 2004. In addition, we incurred incremental costs in 2004 associated with the expansion and realignment of our primary-care and specialty sales forces in the U.S. These costs were offset partially by the elimination of co-promotion fees paid to Reliant in 2003. Effective December 31, 2003, we mutually agreed with Reliant to terminate their co-promotion of our products.

Amortization expense

        Amortization expense declined 2% in 2005, compared with 2004, and 32% in 2004, compared with 2003. As a percentage of total revenue, amortization expense was 17%, 19% and 30% in 2005, 2004 and 2003, respectively. The decline in amortization expense in 2005 reflected the discontinuance of the amortization of our Teveten and Teveten HCT product rights following the Kos transaction. The transfer of these product rights will reduce amortization expense by $4.7 million annually. The substantial decline in amortization expense in 2004 reflected the amortization of our participating interest in generic omeprazole, which amounted to $1.1 million and $70.7 million in 2004 and 2003, respectively. In 2004, we recorded the final amortization related to this interest, as we had received all the revenue that we were entitled to from this interest.

Write-down of assets, net of gain on disposal

        In 2005, we recorded a charge of $74.3 million related to the write-down of the following assets:

  •
  In December 2005, we recorded a $45.1 million write-down of acquired research and development assets associated with product-development projects that we discontinued. These projects included Ativan® ODT line-extension products, which we acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") in May 2003. The lost contribution from these line-extension products may have a material effect on our future results of operations, financial condition and cash flows; however, we believe that the carrying values of the Ativan® intangible assets at December 31, 2005 are fully recoverable, based on the estimated undiscounted future cash flows related to the existing Ativan® products. These projects also included certain cardiovascular products that we acquired from Athpharma Limited ("Athpharma") in April 2003. We are currently negotiating with Athpharma to amend our development and license agreement. We currently estimate that the fair value of these cardiovascular products is $4.0 million and, accordingly, we recorded a $16.6 million write-down to the carrying value of the related acquired research and development asset;

  •
  In December 2005, we recorded a $2.7 million write-down to the $8.9 million carrying value of our investment in Reliant to reflect an other-than-temporary decline in the estimated fair value of this investment. We assessed the financial performance of Reliant in 2005, compared with its business plans, as well as its current financial condition and future earnings prospects. This assessment indicated that the carrying value of this investment might not be fully realized in the foreseeable future. We will continue to monitor Reliant's near-term financial condition, results of operations and cash flows for additional indications of impairment;

  •
  In June 2005, we wrote off our $0.7 million investment in convertible debentures of Procyon Biopharma Inc. ("Procyon"), as a result of our decision to terminate the Fibrostat licensing agreement with Procyon; and

  •
  In May 2005, we recorded a $25.5 million write-down on the transfer of our Teveten and Teveten HCT product rights to Kos, as well as related costs to transfer of $0.3 million.

        In 2004, we recorded a net charge of $40.7 million related to the write-down or gain on disposal of the following assets:

  •
  In December 2004, we recorded a $37.8 million write-down to the $67.8 million carrying value of our equity investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment. We evaluated our investment in Ethypharm and determined that the carrying value of this investment may not be fully realized in the foreseeable future. Nevertheless, Ethypharm has been executing a restructuring plan to improve its profitability and financial condition, and it continues to invest a significant portion of its revenue into research and development activities. For these reasons, we believe that we may ultimately be able to recover the full value of our investment in Ethypharm;

  •
  In November 2004, we wrote off the remaining $4.4 million carrying value of our Rondec product rights, following a decision not to reformulate this product line and to discontinue all remaining related marketing and sales efforts; and

  •
  In July 2004, we disposed of our Cedax product rights, inventories and promotional materials for proceeds of $3.0 million, which resulted in a gain on disposal of $1.5 million.

        In December 2003, we recorded a charge of $45.1 million primarily related to the write-down of the carrying values of our Cedax and Rondec product rights to their estimated fair values at that time. In addition, we recorded a $37.1 million write-down of acquired research and development assets associated with product-development projects that we discontinued.

Restructuring costs

        We incurred costs of $19.8 million in 2005 related to the restructuring of our U.S. commercial operations. At December 31, 2005, the liability balance related to restructuring costs incurred, but not paid or settled, was $1.6 million.

Extinguishment of royalty obligation

        In December 2003, we mutually agreed with Reliant to terminate their co-promotion of our products, and we incurred a charge of $61.3 million related to a payment to extinguish our trailing royalty obligation to them.

Settlements

        In 2003, we negotiated an overall settlement with Pfizer Inc. and certain other companies through which all pending patent infringement and antitrust actions relating to generic versions of Procardia XL and Adalat CC were dismissed. We also reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's inability to supply us with Keftab, and with Mylan Pharmaceuticals Inc. ("Mylan") with respect to Mylan's failure to supply us with generic Verelan, as well as with Elan Corporation, plc ("Elan") with respect to the termination of our rights to Elan's generic versions of Adalat CC.

        In connection with the settlement of these matters, we received payments of $34.1 million in 2003, mainly related to our lost profits on sales of generic Procardia XL, Keftab and generic Verelan. We also received payments totaling $16.2 million in 2003, mainly related to a recovery of certain charges related to Elan's supply to us of generic Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million from Lilly in 2003, which was recorded as a reduction to assets related to the recoverable value of the Keftab product rights and the value of the destroyed Keftab inventory.

OPERATING INCOME

        We recorded operating income of $154.3 million in 2005 compared with $111.4 million in 2004 and $5.3 million in 2003. The aforementioned charges related to the cost of inventories not purchased by Kos, restructuring and relocation activities, write-downs of assets (net of gain of disposal), and the extinguishment of the Reliant royalty obligation reduced operating income by $98.9 million in 2005, compared with $40.7 million in 2004 and $151.1 million in 2003.

        Operating income in 2005, compared with 2004, reflected a higher gross profit on product sales, lower sales force and marketing costs, and a decrease in employee stock-based compensation. These factors were partially offset by increased research and development spending and higher corporate expenses. Operating income in 2004, compared with 2003, reflected higher product sales revenue and lower research and development spending. These factors were offset partially by the lower contribution from our interest in generic omeprazole, and the decline in co-promotion revenue related to Celexa and Wellbutrin SR®, as well as costs associated with the expansion of our U.S. commercial operations, higher spending on sales and marketing activities, and the inclusion of stock-based compensation.

NON-OPERATING ITEMS

Interest expense

        Interest expense was $36.7 million in 2005, compared with $40.8 million in 2004 and $41.3 million in 2003. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"), which were issued in March 2002. Prior to July 2005, we utilized interest rate swaps to modify our exposure to interest rate fluctuations by converting one-half of our fixed-rate Notes to floating rate. Effective July 2005, we terminated the use of interest rate swaps. Net receipts relating to these swaps, which amounted to $1.8 million, $6.4 million and $7.3 million in 2005, 2004 and 2003, respectively, were recorded as a reduction to interest expense.

Foreign exchange loss

        We recorded foreign exchange losses of $1.4 million, $0.6 million and $14.0 million in 2005, 2004 and 2003, respectively. These losses reflected the impact of foreign exchange fluctuations on our non-U.S. dollar-denominated cash and cash equivalents, accounts receivable and accounts payable balances. The loss in 2003 also included $13.1 million on a Canadian dollar-denominated obligation to GSK related to our acquisition of the Canadian rights to Wellbutrin® and Zyban®, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during 2003. We paid the final instalment related to this obligation in March 2004.

Equity loss

        We recorded equity losses of $1.2 million, $4.2 million and $1.0 million in 2005, 2004 and 2003, respectively, related to our investment in a venture fund that invests in early-stage biotechnology companies. Included in these equity losses was our share of goodwill impairment charges related to certain subsidiaries of this fund, as well as write-downs to the carrying values of other investments held by this fund. At December 31, 2005, we had invested a total of $5.8 million in this fund. The nature of this fund is no longer consistent with our business strategy, and we will not be making any additional capital contributions in it beyond our remaining commitment of $2.0 million.

Income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $22.6 million and $9.0 million in 2005 and 2004, respectively, and a recovery of income taxes of $4.0 million in 2003 (which included a reduction in our provision for tax contingencies of $12.0 million, due to the resolution of certain tax uncertainties and incremental tax losses in the U.S.). Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the U.S.

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2005 and 2004:

	2005
	Q1	Q2	Q3	Q4	Full Year
	($ in 000s, except per share data)
Revenue	$173,686	$216,178	$258,058	$287,614	$935,536
Income (loss) from continuing operations	(12,592)	(21,564)	83,384	50,374	99,602
Net income (loss)	(13,519)	(22,779)	75,748	49,577	89,027
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.08)	$(0.14)	$0.52	$0.32	$0.62
Net income (loss)	$(0.08)	$(0.14)	$0.48	$0.31	$0.56

Net cash provided by continuing operating activities	$67,796	$88,247	$122,446	$223,390	$501,879

	2004
	Q1	Q2	Q3	Q4	Full Year
	($ in 000s, except per share data)
Revenue	$185,302	$204,886	$213,618	$275,350	$879,156
Income from continuing operations	178	18,449	21,196	18,139	57,962
Net income (loss)	(1,914)	16,873	20,186	17,602	52,747
Basic and diluted earnings (loss) per share
Income from continuing operations	$—	$0.12	$0.13	$0.11	$0.36
Net income (loss)	$(0.01)	$0.11	$0.13	$0.11	$0.33

Net cash provided by continuing operating activities	$64,417	$44,356	$58,640	$112,153	$279,566

RESULTS FOR THE FOURTH QUARTER

Revenue

        The increase in revenue in the fourth quarter of 2005, compared with the fourth quarter of 2004, was due mainly to a 26% increase in revenue from sales of Wellbutrin XL® to GSK, which reflected higher volumes and pricing. This increase was partially offset by the elimination of Teveten and Teveten HCT product sales and lower sales of our Generic products to Teva.

        The increase in revenue in the fourth quarter of 2005, compared with the first three quarters of 2005, was due mainly to higher revenue from sales of Wellbutrin XL® to GSK, which reflected the impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. In the second and third quarters of 2005, GSK's net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase the supply price from the first to second tier and from the second to third and highest tier, respectively. As a result, all Wellbutrin XL® sales, except for any product held in inventory by GSK at the end of 2005, were recorded at the highest-tier supply price in the fourth quarter of 2005. In addition, GSK reduced the level of its safety stock of Wellbutrin XL® in the first quarter of 2005, after ordering additional quantities of this product during 2004, in anticipation of our need to shift production from Wellbutrin XL® to other of our products under development, including Tramadol ER.

Net income

        The increase in net income in the fourth quarter of 2005, compared with the fourth quarter of 2004, reflected the lower sales force and marketing costs following the Kos transaction and restructuring activities in the second quarter of 2005. Also contributing to the increase was an improved gross margin on Wellbutrin XL® due to manufacturing efficiencies and higher sales of trade product versus sample supplies in 2005. Net income in the fourth quarter of 2005 reflected a charge of $47.8 million related to the write-downs of acquired research and development assets, and our investment in Reliant. Net income in the fourth quarter of 2004 was negatively impacted by a $42.2 million write-down of assets, mainly related to our investment in Ethypharm.

        The increase in net income in the third and fourth quarters of 2005, compared with the first two quarters of 2005, reflected the increasing gross margin on Wellbutrin XL® product sales due to the tiered supply price. Following the Kos transaction and restructuring activities in May 2005, our net income in the last three quarters of 2005 reflected lower sales force and marketing costs. Net income in the second quarter of 2005 reflected the charges related to the write-down of the Teveten and Teveten HCT product rights and restructuring activities.

Cash flows

        The increase in net cash provided by continuing operating activities in the fourth quarter of 2005, compared with the first three quarters of 2005 and fourth quarter of 2004, was mainly related to higher gross profit on product sales, and lower sales force and marketing costs, as well as the receipt of the $60 million supply prepayment from OMI for Ultram® ER.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2005 and 2004:

	At December 31
	2005	2004
	($ in 000s)
Working capital	$411,232	$124,418
Long-lived assets	1,445,161	1,643,255
Long-term obligations	436,956	475,651
Shareholders' equity	1,379,549	1,358,318

Working capital

        The $286.8 million increase in working capital from 2004 to 2005 was primarily due to:

  •
  Cash generated from continuing operations of $501.9 million, which included the $60 million supply prepayment from OMI for Ultram® ER; and

  •
  Net proceeds of $98.1 million from the Kos transaction.

        Partially offset by:

  •
  Payment of dividends of $79.8 million;

  •
  An increase in current deferred revenue of $53.0 million, primarily related to the portion of the proceeds from the Kos transaction and supply prepayment from OMI that we expect to earn commencing in 2006;

  •
  Repayments of long-term obligations of $39.6 million;

  •
  Net additions to property, plant and equipment of $41.7 million;

  •
  Acquisitions of intangible assets of $26.0 million;

  •
  A decrease in inventories of $20.7 million mainly related to lower inventory balances for Cardizem® LA, Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence of $5.7 million related to Cardizem® CD;

  •
  An increase in accounts payable of $20.3 million related to the timing of payments and higher payables related to capital expenditures and professional fees; and

  •
  A decrease in accounts receivable of $16.1 million mainly related to the amount and timing of collections of product sales revenue.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $198.1 million decrease in long-lived assets from 2004 to 2005 was primarily due to:

  •
  Depreciation of plant and equipment of $28.0 million and the amortization of intangible and other assets of $173.0 million; and

  •
  Write-down of the carrying values of our Teveten and Teveten HCT product rights and Nutravail's long-lived assets of $25.5 million and $5.6 million, respectively, as well as the write-down of acquired research and development assets of $45.1 million.

        Partially offset by:

  •
  Additions to property, plant and equipment of $41.7 million, which included expenditures related to the ongoing expansion of our manufacturing facility in Steinbach, Manitoba. This expansion will enable us to meet the anticipated quantities of our existing products, including Wellbutrin XL® and Ultram® ER, as well as the products we expect to manufacture in the future; and

  •
  Additions of the Glumetza™ and Tramadol ODT product rights of aggregate $26.0 million.

Long-term obligations

        The $38.7 million decrease in long-term obligations, including the current portion thereof, reflected primarily the following instalments:

  •
  Payment of $15.2 million to Merck & Co., Inc. ("Merck") related to the May 2002 acquisition of Vasotec® and Vaseretic®;

  •
  Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement; and

  •
  Final payment of $9.2 million to Wyeth related to the May 2003 acquisition of Ativan® and Isordil®.

Shareholders' equity

        The $21.2 million increase in shareholders' equity reflected primarily net income of $89.0 million, partially offset by dividend payments of $79.8 million.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits, inventory purchases, research and development programs, sales and marketing activities, capital expenditures, loan repayments and dividend payments. At December 31, 2005, we had cash and cash equivalents of $445.3 million, compared with $34.3 million at December 31, 2004. The following table displays cash flow information for the last three years:

	Years Ended December 31
	2005	2004	2003
	($ in 000s)
Net cash provided by continuing operating activities	$501,879	$279,566	$282,769
Net cash provided by (used in) continuing investing activities	31,825	(42,258)	(278,539)
Net cash provided by (used in) continuing financing activities	(119,095)	(334,526)	72,523
Net cash used in discontinued operation	(3,817)	(2,481)	(697)
Effect of exchange rate changes on cash and cash equivalents	173	762	1,125

Net increase (decrease) in cash and cash equivalents	$410,965	$(98,937)	$77,181

Operating activities

        Net cash provided by continuing operating activities increased $222.3 million from 2004 to 2005, primarily due to:

  •
  An increase of $64.3 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, and lower sales force and marketing costs;

  •
  An increase of $43.7 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI, which we will begin recognizing in revenue in 2006 as we manufacture and supply Ultram® ER to OMI;

  •
  An increase of $43.1 million related to the change in inventories, due mainly to lower purchases related to Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence related to Cardizem® CD;

  •
  An increase of $42.3 million related to the change in accounts payable, due mainly to the timing of payments and higher payables related to professional fees; and

  •
  An increase of $27.3 million related to the change in accrued liabilities, due mainly to lower payments related to product returns, rebates and chargebacks.

        Net cash provided by continuing operating activities declined $3.2 million from 2003 to 2004, primarily due to:

  •
  A decrease of $8.8 million related to changes in operating assets and liabilities, due mainly to the timing of receipts and payments related to accounts receivable, accounts payable and income taxes payable, as well as higher payments related to product returns and rebates.

        Partially offset by:

  •
  An increase of $5.6 million related to income from operations before changes in operating assets and liabilities, reflecting relatively level income as the receipt of the settlement payments in 2003 largely offset the royalty extinguishment payment we made to Reliant.

Investing activities

        Net cash provided by continuing investing activities increased $74.1 million from 2004 to 2005 primarily due to:

  •
  An increase of $95.1 million in net proceeds from the disposal of intangible assets, related to the Kos transaction; and

  •
  A decrease of $9.3 million in payments to acquire businesses, related to our acquisition of Pharma Pass II, LLC's remaining interest in BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS").

        Partially offset by:

  •
  An increase of $26.0 million in payments to acquire intangible assets, related to the additions of the Glumetza™ and Tramadol ODT product rights in 2005; and

  •
  An increase of $9.8 million in capital expenditures on property, plant and equipment in 2005.

        Net cash used in investing activities declined $236.3 million from 2003 to 2004 primarily due to:

  •
  A decrease of $242.3 million in payments to acquire intangible assets, related to the additions in 2003 of Ativan® and Isordil® for $146.3 million, certain cardiovascular products from Athpharma for $44.2 million, tramadol products from Ethypharm for $16.0 million, and an interest in generic omeprazole for $35.5 million; and

  •
  A decrease of $16.4 million in payments to acquire businesses, related to our step acquisition of BNC-PHARMAPASS in 2004 and 2003.

        Partially offset by:

  •
  A decrease of $21.1 million in proceeds related to Reliant's net repayment of our loan to them in 2003.

Financing activities

        Net cash used in continuing financing activities declined by $215.0 million from 2004 to 2005 primarily due to:

  •
  A decrease of $280.0 million related to repayments under our revolving term credit facility in 2004; and

  •
  A decrease of $26.7 million in repayments of other long-term obligations.

        Partially offset by:

  •
  An increase of $79.8 million related to dividends paid in 2005.

        Net cash used in continuing financing activities increased $407.0 million from 2003 to 2004 primarily due to:

  •
  An increase of $280.0 million related to repayments under our revolving term credit facility in 2004; and

  •
  A decrease of $170.0 million related to borrowings under our revolving term credit facility in 2003.

        Partially offset by:

  •
  A decrease of $53.1 million in repayments of other long-term obligations.

Outlook

        We intend to use our existing cash resources and continuing cash flows from operations to support primarily our growth strategy through potential acquisitions of new products, technologies and/or businesses, as well as to finance our contemplated quarterly dividend of $0.125 per share (or approximately $20 million per quarter). We also anticipate capital expenditures of approximately $60 million in 2006. Major projects planned include the completion of the expansion of our Steinbach manufacturing facility (anticipated in the second quarter of 2006), the addition of equipment related to the manufacture of ODT products, and upgrades to our computer information systems.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2005, we had total long-term obligations of $437.0 million, including the current portion thereof, which included the carrying value of our Notes of $400.6 million and obligations related to past acquisitions of intangible assets of $35.5 million. At December 31, 2005, we had no outstanding borrowings under our revolving term credit facility; however, we had a letter of credit of $17.6 million issued under this facility, which secures the remaining semi-annual payments we are required to make to Merck related to our acquisition of Vasotec® and Vaseretic®. In May 2005, we renewed this credit facility for a 364-day term at $250 million. This facility is renewable for additional 364-day revolving terms at the lenders' option, with a one-year term out at our option if the lenders do not renew. This facility may be used for general corporate purposes, including acquisitions. At December 31, 2005, we were in compliance with all financial and non-financial covenants associated with this facility. Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are as follows:

	S&P	Moody's
Overall corporate	BB+	Ba3
Revolving term credit facility	BBB-	NR
Notes	BB-	B2

NR — Not rated

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility, will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due, for at least the next 12 months. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities. There are certain risks to our business that could negatively affect our expected cash flows and liquidity (see — Forward-Looking Statements).

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at December 31, 2005:

	Payments Due by Period
	Total	2006	2007 and 2008	2009 and 2010	Thereafter
	($ in 000s)
Long-term obligations	$436,511	$25,261	$11,250	$400,000	$—
Operating lease obligations	39,014	5,852	10,342	8,069	14,751
Purchase obligations	24,089	24,089	—	—	—

Total contractual obligations	$499,614	$55,202	$21,592	$408,069	$14,751

        The above purchase obligations are in connection with the manufacture and supply to us of Cardizem® products by Aventis Pharmaceuticals Inc. and diltiazem (the active ingredient in Cardizem® and Tiazac®) by an affiliate of Teva. We are obligated to purchase approximately $12.5 million-worth of Cardizem® products and approximately $8.0 million-worth of diltiazem in 2006. We are also obligated to make payments totaling $3.6 million in 2006 to Merck for minimum quantities of Vasotec® and Vaseretic® (regardless of the actual product supplied).

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. In the event that all research and development projects are successful, we would have to make aggregate milestone payments of approximately $70 million. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2006.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at December 31, 2005, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under contractual obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our consolidated results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar-denominated obligation to GSK for the acquisition of the Canadian rights to Wellbutrin® and Zyban®. We paid the final instalment related to this obligation in March 2004 and, subsequently, we do not have any material remaining non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

        The eventual payment of our Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2005, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $148 million. If the Notes had been paid at December 31, 2005, one-half of this foreign exchange gain would be included in our taxable income, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances. However, the eventual payment of our Notes will not result in a foreign exchange gain or loss being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option, we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

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

UNRESOLVED SEC STAFF COMMENTS

        The SEC has advised us that it has reviewed the financial statements and related disclosures of our Form 20-F for the fiscal year ended December 31, 2004 and our Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding our accounting methodologies related to product returns, and requested additional disclosures related to these filings. We have incorporated additional disclosure items requested for these past filings into our Form 20-F document for the fiscal year ended December 31, 2005, including this MD&A and related audited consolidated financial statements, and we have resolved the comments related to the our Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. We will provide an update as material developments in these matters occur.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates made by our third-party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our consolidated results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  Revenue recognition;

  •
  Determination of our provision for income taxes;

  •
  Outcome of legal proceedings;

  •
  Calculation of stock-based compensation

  •
  Evaluation of long-term investments for impairment;

  •
  Useful lives of intangible assets and the evaluation of those assets for impairment;

  •
  Valuation of acquired research and development; and

  •
  Assessment of insurance reserves.

Revenue recognition

        We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks, as well as fees related to our DSAs (Distribution Services Agreements) with certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of our Cardizem® LA, Tiazac®, Wellbutrin XL® and Generic products in the U.S., we rely on estimates made by our licensees, Kos, Forest, GSK and Teva, respectively. Revenue from sales of these out-licensed products to those licensees accounted for approximately 55% of our total gross product sales in each of 2005 and 2004, and approximately 30% in 2003.

        We continually monitor our product sales provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. We are required to make subjective judgments based primarily on our evaluation of current market conditions and trade inventory levels related to our products. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or an adjustment related to past sales, or both.

Continuity of product sales provisions

        The following table presents the activity and ending balances for our product sales provisions for the last three years.

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	DSA Fees	Total
	($ in 000s)
Balance at January 1, 2003	1,451	274	27,414	15,288	—	44,427
Current year provision	8,551	1,604	33,426	35,565	—	79,146
Prior year provision	—	—	28,122	(6,308)	—	21,814
Payments or credits	(7,988)	(1,428)	(45,673)	(23,394)	—	(78,483)

Balance at December 31, 2003	2,014	450	43,289	21,151	—	66,904

Current year provision	5,797	3,015	24,896	30,386	1,319	65,413
Prior year provision	—	—	14,062	(1,479)	—	12,583
Payments or credits	(7,022)	(2,576)	(51,826)	(39,857)	—	(101,281)

Balance at December 31, 2004	789	889	30,421	10,201	1,319	43,619

Current year provision	6,844	2,549	23,007	24,232	6,276	62,908
Prior year provision	—	—	11,715	(1,766)	—	9,949
Payments or credits	(7,266)	(2,605)	(41,938)	(24,035)	(2,710)	(78,554)

Balance at December 31, 2005	367	833	23,205	8,632	4,885	37,922

Use of information from external sources

        We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health ("IMS"), an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. Prior to 2004, we also relied on data obtained from IMS to estimate inventory levels in the distribution channel. Since 2004, IMS no longer provides this service. As a result, we are now obtaining this data directly from our three major wholesalers, Cardinal, McKesson and ABC. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell, such as retail pharmacies. Third-party data with respect to prescription demand and inventory levels in the wholesale distribution channel are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates, and reflect other limitations.

        The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2005 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). The inventory data from Cardinal, McKesson and ABC is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from these wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, these wholesalers owned overall one-month of supply of our products at December 31, 2005, of which only $138,000 had less than 12 months remaining shelf life. Therefore, we believe the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
	($ in 000s)
Zovirax®	36-48	$7,858	1.0	$59
Cardizem® CD	36	5,525	1.0	45
Vasotec® and Vaseretic®	24	2,182	1.1	15
Ativan®	24	2,059	1.0	14
Isordil®	36-60	508	1.7	2
Cardizem® Tabs	48	433	1.7	3

Total	24-60	$18,565	1.0	$138

Cash discounts and allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2005 and 2004, reserves for cash discounts were $0.4 million and $0.8 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2005 and 2004, accrued allowances were $0.8 million and $0.9 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

        Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. We utilize the following information to estimate our provision for returns:

  •
  Historical return and exchange levels;

  •
  External data with respect to inventory levels in the wholesale distribution channel;

  •
  External data with respect to prescription demand for our products;

  •
  Original shelf lives of our products; and

  •
  Estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

        In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

        At December 31, 2005 and 2004, accrued liabilities for returns were $23.2 million and $30.4 million, respectively. In 2005, 2004, and 2003, provisions for returns related to sales made in the current year were $23.0 million, $24.9 million and $33.4 million, respectively, or 2%, 3%, and 5%, respectively, of gross product sales. Following the transition to DSAs with our three major wholesalers, we anticipate a decline in our actual returns experience, due to the limitations on the amount of inventory that these wholesalers can own, which reduces the risk of product expiration and overstocking.

        Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our estimate for returns. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

  •
  Recently implemented or announced price increases for our products; and

  •
  New product launches or expanded indications for our existing products.

        Conversely, factors that may be an indication that an increase in inventory levels will be other-
than-temporary include:

  •
  Declining sales trends based on prescription demand;

  •
  Recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life;

  •
  Recent changes to the National Drug Codes ("NDCs") of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems;

  •
  Introduction of new product or generic competition; and

  •
  Increasing price competition from generic competitors.

        We made adjustments to our provision for returns of $11.7 million, $14.1 million and $28.1 million in 2005, 2004 and 2003, respectively. These adjustments generally related to sales made in prior years, as the shelf lives of our products are in excess of one year, and customers are not permitted to return product with more than six months of shelf life remaining.

        The adjustments in 2005 and 2004 were primarily related to the entry into DSAs with our three major wholesalers. As these wholesalers reduced their inventories of our products during the last three quarters of 2004 and first quarter of 2005, we received higher than anticipated returns, which reflected the intent on the part of these wholesalers to restock their inventories with product with full shelf life, and to minimize inventories of those products that have lower prescription demand. The adjustment in 2005 included slow-moving 90-tablet bottles of Cardizem® LA, due to lower than anticipated end-customer demand for this particular packaging size.

        The adjustment in 2003 was primarily related to higher than anticipated returns of Cardizem® CD and other of our acquired off-patent branded pharmaceutical products. We initially based our estimates for returns related to these products on the historical experience of the predecessor companies from whom we had acquired these products. As our business approach to commercializing these products, in terms of sales and distribution activities, was not dissimilar to those employed by the predecessor companies, we believed that utilizing their experience rates was a reasonable basis for initially estimating our provisions for returns, as well as rebates and chargebacks, related to these products. As we developed our own experience with these products, we adjusted those experience rates as appropriate. We noted that the actual returns of these products were higher overall than the historical experience of the predecessor companies would have indicated, due to increasing generic competition.

        Through 2003, our analogs suggested that a brand product could be expected to retain approximately 20% of its pre-genericization market share. During 2003, there was an increasing trend by private and public benefit programs, such as Medicaid, to require the substitution of lower-priced generic products in place of brand name prescriptions. As a result, we increased our estimate for returns in 2003, to reflect that these products were expected to retain only 5% to 10% of their pre-genericization volumes.

        In addition, we recognized that the eventual launch and promotion of Cardizem® LA would likely have an effect on Cardizem® CD because of fewer patients being initially prescribed Cardizem® CD and the conversion of existing patients to Cardizem® LA. There were a number of factors we considered, such as the timing of FDA approval for Cardizem® LA, our ability to successfully scale-up and manufacture this product, and the success of our physician detailing, sampling and promotional activities related to this product. During 2003, the conversion of patients from Cardizem® CD to Cardizem® LA was higher than we had originally anticipated in 2002 and 2001, and, therefore, we increased our estimate for returns of Cardizem® CD in 2003.

Rebates and chargebacks

        We are subject to rebates on sales made under governmental and managed-care pricing programs. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this provision for several periods.

        Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they paid us and the prices they sold the products to the indirect customers.

        In estimating our provisions for rebates and chargebacks, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the amount of our product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that we owe. We continually update these factors based on new contractual or statutory requirements, and significant changes in sales trends that may impact the percentage of our products subject to rebates or chargebacks.

        At December 31, 2005 and 2004, accrued liabilities for rebates and chargebacks were $8.6 million and $10.2 million, respectively. In 2005, 2004 and 2003, provisions for rebates and chargebacks related to sales made in the current year were $24.2 million, $30.4 million and $35.6 million, respectively, or 3%, 3% and 5%, respectively, of gross product sales. The lower rebate and chargeback experience rate as a percentage of revenue in 2005 and 2004, relative to 2003, was due primarily to a lower overall utilization of our acquired off-patent branded pharmaceutical products by private and public benefit plans, and a change in product mix related to the introduction of Zovirax® Cream in July 2003, which has a significantly lower Medicaid rebate component compared to Zovirax® Ointment.

        Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by one-month supply, our provision for rebates and chargebacks would increase or decrease by approximately $1.5 million.

        We made adjustments to reduce the rebates provision by $1.8 million, $1.5 million and $6.3 million in 2005, 2004 and 2003, respectively. We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale.

        The adjustment made to reduce the rebates provision in 2003 resulted from the availability of additional information related to the Medicaid utilization of our acquired brand products. As a result of increasing generic substitution for these products, we noted that actual utilization of our products under Medicaid programs was lower than the historical experience of the predecessor companies from whom we had acquired these products would have indicated. This decline in utilization was prompted by the increasing mandatory requirements of many state programs that the generic version of a drug be dispensed to Medicaid participants when one is available.

Provision for income taxes

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

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of domestic and international tax rules in determining our consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material effect on our consolidated income tax provision and consolidated results of operations, financial position and cash flows for the period in which such determinations are made.

        We have recorded a valuation allowance on future tax assets primarily relating to operating losses, future tax depreciation and tax credit carryforwards. We have assumed that these future tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a period.

Legal proceedings

        We are required to accrue for a loss contingency with respect to legal proceedings against us if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. Management evaluates our exposure to loss based on the progress of each legal proceeding, experience in similar proceedings and consultation with internal and external legal counsel. We re-evaluate all legal proceedings as additional information becomes available. Given the uncertainties inherent in complex litigation, we do not currently believe it is possible to reasonably assess the final outcome of the legal proceedings against us, or to reasonably estimate the possible loss or range of loss with respect to these proceedings. However, the ultimate outcome of any legal proceeding against us may be material to our consolidated results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 26 to our audited consolidated financial statements.

Stock-based compensation

        Effective January 1, 2004, we adopted the fair value-based method for recognizing employee stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Prior to 2004, we did not recognize stock-based compensation. At January 1, 2004, the cumulative effect of this change in accounting policy on prior periods resulted in a charge to deficit of $88.3 million relating to the fair value of stock options vested since January 1, 1996; an increase to common shares of $40.9 million related to the fair value of stock options exercised since January 1, 1996; and an increase of $47.4 million to contributed surplus related to the fair value of options vested but unexercised since January 1, 1996. We recorded total stock-based compensation expense of $4.8 million and $20.4 million in 2005 and 2004, respectively.

        We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option-pricing model (such as the lattice model) could produce a different fair value for stock-based compensation, which could have a material impact on our results of operations. As we develop detailed data about our employees' stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value.

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

        Certain of our investments are not publicly traded securities and, as a result, the estimation of the fair values of these investments involves a greater degree of uncertainty. For these types of investments, we determine fair value based on the estimated discounted future cash flows of the investee. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include the amount and timing of the future cash flows of the investee, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

Intangible assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging from seven to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our consolidated results of operations.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an income approach is generally used. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

Acquired research and development

        The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are capitalized as acquired research and development at the time of acquisition, and amortized over their estimated useful lives, which range from five to 15 years. Acquired research and development represents the cost of assets related to research and development projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

        We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets. For acquired research and development, an income approach is generally used. Some of the more significant estimates and assumptions inherent in the income approach include the expected costs to develop the acquired research and development into commercially viable products, the projected future cash flows from the projects when completed, the timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our consolidated results of operations.

Insurance reserves

        We are self-insured for a portion of our automobile physical damage and product liability coverages. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported ("IBNR") claims. We engage an independent actuary to conduct an actuarial assessment of our IBNR liability. Significant judgment is applied to estimate IBNR liabilities. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our consolidated results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

        In January 2005, the CICA issued Handbook Sections: 1530, Comprehensive Income; 3855, "Financial Instruments — Recognition and Measurement"; and 3865, "Hedges". Handbook Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Handbook Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and losses would be recognized in comprehensive income. Handbook Section 3865 builds on existing Accounting Guideline No. 13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006; however, early adoption is permitted. We are currently evaluating the effect that the adoption of these standards will have on our consolidated results of operations and financial position.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        The name, municipality of residence, their ages as of March 15, 2006, and position with the Company of each of the directors and executive officers are set forth below:

Directors

Name	Age	Position
Eugene N. Melnyk(1)(4) St. Michael, Barbados, WI	46	Executive Chairman of the Board; Director
Dr. Douglas J.P. Squires(1) Carversville, Pennsylvania, USA	57	Chief Executive Officer; Director
Wilfred G. Bristow(1)(2) Campbellville, Ontario, Canada	74	Director
Laurence E. Paul, MD(1)(2)(3) Los Angeles, California, USA	41	Director
Sheldon Plener(1)(4) Toronto, Ontario, Canada	54	Director
Jamie Sokalsky(1)(3) Toronto, Ontario, Canada	48	Director
Michael R. Van Every(1)(2)(3) Nobleton, Ontario, Canada	65	Director
William (Bill) Wells(1)(3)(4) Briarcliff Manor, New York, USA	45	Director

(1)
Directors hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

(2)
Member of the Compensation, Nominating and Corporate Governance Committee.

(3)
Member of Audit Committee.

(4)
Member of the Risk and Compliance Committee.

Senior Management

Name	Age	Position
Dr. Douglas J.P. Squires(7) Carversville, Pennsylvania, USA	57	Chief Executive Officer
Brian H. Crombie Mississauga, Ontario, Canada	46	Senior Vice President, Strategic Development
Kenneth C. Cancellara, Q.C. Toronto, Ontario, Canada	59	Senior Legal Counsel
Charles A. Rowland Jr. Flemington, New Jersey, USA	47	Senior Vice President and Chief Financial Officer
David R. Keefer New Hope, Pennsylvania, USA	53	Senior Vice President, Commercial Operations
Michael Yeomans Gladstone, New Jersey	56	Senior Vice President, Business Development
John R. Miszuk Mississauga, Ontario, Canada	53	Vice President, Controller and Assistant Secretary
Kenneth G. Howling Toronto, Ontario, Canada	48	Vice President, Finance and Corporate Affairs
John Sebben Oakville, Ontario, Canada	52	Vice President, Manufacturing
Douglas Herman Niagara-on-the-Lake, Ontario, Canada	52	Vice President, General Manager, Biovail Pharmaceuticals Canada
Kathleen Brown Uxbridge, Ontario, Canada	42	Vice President, Associate General Counsel
Mark Durham Madison, New Jersey, USA	46	Vice President, Human Resources
Christopher Bovaird Toronto, Ontario, Canada	46	Vice President, Taxation
Adrian de Saldanha Mississauga, Ontario, Canada	45	Vice President, Treasurer

Directors

        Mr. Melnyk is Executive Chairman of the Board, a position he has held since November 2004. From December 2001 to October 2004, Mr. Melnyk was Chairman and Chief Executive Officer of Biovail. He has been the Chairman and a Director of Biovail since March 1994. Mr. Melnyk currently sits on the boards of the Grayson Jockey Club Research Foundation, the Ottawa Senators Foundation, the National Hockey League, and the Thoroughbred Owners and Breeders Association. In addition, Mr. Melnyk holds a number of philanthropic board appointments including being a Canada Benefactor of the Tourette Syndrome Association, Patron of the Hnatyshyn Foundation, Honorary Director of the Belmont Child Care Association, Honorary Director of Help Us Help the Children, Honorary Patron of the St. Joseph's Health Centre Foundation, and Honorary Chair of the Canadian Ukrainian Care Centre's capital campaign.

        Dr. Squires is the Chief Executive Officer of Biovail. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc., the last three as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the U.S. and the Pacific Rim.

        Mr. Bristow has been a Director of Biovail since the amalgamation of Biovail's predecessors, Trimel and BCI, in 1994. From January 1993 to February 1994, he was a Director of BCI. Mr. Bristow has been a Vice President and senior investment advisor at BMO Nesbitt Burns Inc., a Canadian investment-banking firm since December 1991. From September 1975 to December 1991, he served as Vice President and Director of Richardson Greenshields of Canada, an investment banking firm.

        Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Capital, LLC, a leveraged buyout and principal investment company based in Santa Monica, CA. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a Managing Director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York based securities and brokerage firm and then Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's effort in the life-sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul also sits on the boards of Morton's Restaurant Group, Ampco-Pittsburgh Corp., Harvard Medical School, and the American Red Cross.

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

        Mr. Sokalsky was elected to the Board of Directors of Biovail Corporation in June 2005. Mr. Sokalsky is currently Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, a position he has held since May 2004, and has served as Barrick's Chief Financial Officer since 1999. Previously, from 1993 to 1999, he was Vice President and Treasurer, directing the financial operations at Barrick. Before joining Barrick, Mr. Sokalsky spent 10 years at George Weston Ltd., where he served in a variety of financial capacities. He received his CA designation in 1982.

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

        Mr. Wells was elected to the Board of Directors of Biovail Corporation in June 2005. Mr. Wells is currently Chief Financial Officer of Bunge Ltd., a global agribusiness, fertilizer and food-product company, a position he has held since 2000. He is also a director or officer of a number of other subsidiaries and joint ventures of Bunge. Before joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation in the U.S. and Brazil. He is currently a member of the Standard & Poor's Corporate Issuer Advisory Board.

Senior Management

        Dr. Squires is the Chief Executive Officer of Biovail. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc., the last three as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the U.S. and the Pacific Rim.

        Mr. Crombie has been Senior Vice President, Strategic Development since August 2004. Previously he was Chief Financial Officer of the Company from May 2000 to August 2004. Mr. Crombie came to Biovail from The Jim Pattison Group, one of Canada's largest private holding companies where he served as Managing Director

Corporate Finance from 1998 to 2000 and was responsible for corporate development and treasury. Prior to that time, he spent seven years in finance and general management positions with The Molson Companies, including most recently as Senior Vice President Corporate Finance and Treasurer responsible for planning, accounting and control, corporate development, treasury and investor relations. Mr. Crombie is a graduate of The Harvard Graduate School of Business where he received his M.B.A.

        Mr. Cancellara, Q.C., has been Senior Legal Counsel since June, 2005. Previously he was the Senior Vice President and Chief Legal Officer from August 2002 and was Senior Vice President and General Counsel from March 1996, was appointed Secretary in April 1996, and was a director of the Company from May 1995 to June 2000. Prior to that time, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell, LLP from 1980 where he held many positions including Chairman of the Executive Committee and managing partner. Mr. Cancellara holds a Juris Doctor degree from the University of Toronto Faculty of Law and a Masters of Law in Business from Osgoode Hall law school. Mr. Cancellara intends to retire from the Company on December 31, 2006.

        Mr. Rowland is the Senior Vice President and Chief Financial Officer of the Company, a position he has held since August 2004. Prior to that he was the Chief Operating and Financial Officer of Breakaway Technologies, Inc. from September 2001 to August 2004 and Group Vice President, Finance of Pharmacia Corporation from March 1998 to August 2001.

        Mr. Keefer is the Senior Vice President, Commercial Operations, a position he has held since August 2004. Prior to that he was the Company's Group Vice President Sales from May 2003 August 2004. From March 2001 to May 2003, Mr. Keefer was Vice President, Sales at Pharmacia Corporation and from April 1995 to February 2001 he was Vice President, Business-Unit Director at Wyeth-Ayerst Laboratories.

        Dr. Yeomans is the Senior Vice President, Business Development. Before joining Biovail, Dr. Yeomans spent four years at Aventis Pharma, where he headed the company's Business Development group. Prior to joining Aventis in 2000, Dr. Yeomans spent more than 27 years with the Hoechst Group, where he held a series of progressively responsible senior positions in the United States and Germany and the United Kingdom. Dr. Yeomans earned his Ph.D. in Organic Chemistry and a B.Sc. Honors degree in Chemistry from the University of London.

        Mr. Miszuk is the Vice President, Controller and Assistant Secretary of the Company, a position he has held since February 2000. Prior to that he was Vice President, Controller for the period November 1998 to February 2000.

        Mr. Howling is the Vice President, Finance and Corporate Affairs, a position he has held since October 2004. Prior to that he was the Company's Vice President, Finance from May 2000 to October 2004 and before that Vice President and Chief Financial Officer of the Company from November 1997 to May 2000.

        Mr. Sebben is the Vice President, Manufacturing, a position he has held since August 2004. Prior to that Mr. Sebben was Vice President, Operations at the Torpharm Division of Apotex Inc. from January 2002 to May 2004 and Director, Operations at GlaxoSmithKline Canada from June 1995 to December 2001.

        Mr. Herman is the Vice President, General Manager, BPC. Mr. Herman joined Biovail as Vice President and General Manager in September 2005. Mr. Herman came to Biovail from Pharmacia Corporation where he headed Global Training & Management Development for three years. Prior to that time he spent 23 years with Pharmacia & Upjohn and held General Management / Senior Commercial Operations positions in Asia (India, Korea), Europe (Belgium, Russia), U.S. and Canada. Mr. Herman is a graduate of University of Guelph in Ontario where he received his BSc. Hons.

        Ms. Brown is the Vice President, Associate General Counsel. Ms. Brown came to Biovail in September 2005 from Alliance Atlantis Communications Inc. where she held the position of Senior Vice President, Business & Legal Affairs, and was responsible for managing the business and legal affairs for Alliance Atlantis' broadcast operations. Ms. Brown is called to the Bar in the Province of Ontario and is a member of the Law Society of Upper Canada and the Canadian Bar Association. She received her law degree from Dalhousie University in Halifax, Nova Scotia in 1990. She also holds a B.A. (Hons.) in Political Studies from Queen's University in Kingston, Ontario.

        Mr. Durham is the Vice President, Human Resources, a position he has held since February 2003. Mr. Durham came to Biovail from Pharmacia Corporation where he served as Vice President for Human Resources for Global Marketing and North American country operations from 2000 to 2003. Prior to that time he spent 15 years with Pharmacia & Upjohn and held senior Human Resource positions in the U.S., Asia and Canada. In addition to Human Resources, Mr. Durham has held positions in Manufacturing and Sales Operations. Mr. Durham is a graduate of Carleton University in Ottawa where he received his B.A. Hons. in Political Science and Economics.

        Mr. Bovaird is the Vice President, Taxation a position he has held since January 2002. Prior to that, he was a consultant to Biovail from November 2000 to December 2001 and from February 1999 to October 2000, he was Director, Special Projects, at Molson Inc.

        Mr. de Saldanha is the Vice President, Treasurer, a position he has held since September 2005. Prior to that, he was Vice President, Manufacturing Finance and before that Vice President, Controller of Biovail Pharmaceuticals Canada. Before joining Biovail in May 2001, Mr. de Saldanha was Vice President, Controller at Molson Inc.

B.    Compensation

Compensation of Directors

        There are currently eight members on our Board of Directors. As members of management, neither Mr. Melnyk nor Dr. Squires receive any of the director's fees outlined below. (Compensation received by Mr. Melnyk and Dr. Squires is set out in the table under the subheading, "Compensation of Named Executive Officers"). Special board assignments involve assignments to ad hoc committees of the board and additional time that individual directors spend on board matters.

        In 2005, Biovail's directors were compensated through a combination of an annual retainer, committee chair retainers, committee member retainers, meeting fees and special board assignment fees. Special board assignments involve assignments to ad hoc committees of the board and additional time that individual directors spend on board matters such as the oversight of litigation on behalf of the board. In addition, the alignment of directors' interests with those of Biovail's shareholders was supported through the issuance of deferred stock units ("DSUs"). Directors receive a grant of DSUs each year equal to the amount which the board determines to be the "Annual DSU Allocation" divided by the market price of the Biovail common shares at the applicable time. Biovail's DSU plan provides that a director may redeem his or her interest in any DSU only for cash and only after that director ceases to be a member of the board. In addition, directors may elect to have certain other fees payable to them payable in DSUs rather than in cash. When cash dividends are paid on the Biovail common shares, each director's DSU account is credited with the amount of such dividend per share in respect of each DSU held by such director. Through the DSU plan each director acquires and maintains an interest in the market price of the common shares of Biovail having a value of at least three times a director's annual retainer for each director.

        Biovail also pays travel fees in connection with meetings and reimburses the directors for out-of-pocket expenses incurred in attending such meetings. For the fiscal year ended December 31, 2005, the total cash remuneration paid to directors was $430,250, being $236,125 on account of retainers and meeting fees for meetings of the board and its standing committees and $194,125 on account of special board assignments. DSUs having an aggregate value of $600,000 on the date of grant were also awarded to directors.

  •
  Annual retainer: $30,000 per year;

  •
  Meeting fee: $1,500 for each Board or Committee meeting; $750 for each Committee meeting held on the same day as a Board meeting;

  •
  Standing Committee Chair retainers: Audit Committee, $20,000; Compensation, Nominating and Corporate Governance Committee, $5,000; and Risk and Compliance Committee, $5,000;

  •
  Audit Committee member retainer: $10,000; other standing Committee member retainers: $5,000;

  •
  Annual DSU Allocation of $100,000; and

  •
  Reimbursement for related travel and out-of-pocket expenses.

        Mr. Wells and Mr. Bristow have elected to take a portion of their fees in the form of DSUs for a total of $45,000 for Mr. Wells and $35,000 for Mr. Bristow.

        Special assignment fees were paid to individual directors as follows: Mr. Rowan $6,750; Mr. Bristow $38,000; Mr. Van Every $38,000; Dr. Paul; $76,125; Mr. Plener $6,750; Mr. Sokalsky $14,250; and Mr. Wells $14,250.

Compensation of Named Executive Officers

        The following table sets forth the compensation of Biovail's Executive Chairman, Chief Executive Officer, Chief Financial Officer and the other most highly compensated executive officers of Biovail and its subsidiaries (the "Named Executive Officers") for the three most recently completed financial years of the Company.

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary(1) (US$)(2)		Bonus(1) (US$)(2)	Securities Under Options Granted (#)		Restricted Share Units (US$)	All Other Compensation (US$)(2)
Eugene N. Melnyk Executive Chairman of the Board, President BLS(4)	2005 2004 2003	750,607 714,765 668,699		— — —	300,000 100 300,100	(3)	1,250,000(18) —	— —
Dr. Douglas J.P. Squires Chief Executive Officer(5)	2005 2004	700,000 96,923	(6)	525,000 72,692	50,000 150,000	(3) (7)	—	116,634 —	(11)(17)
Charles A. Rowland, Jr. Senior Vice President and Chief Financial Officer(8)	2005 2004	408,077 153,846	(9)	173,433 73,077	47,500 50,000	(3) (10)	—	14,000 7,569	(11) (11)
Brian H. Crombie Senior Vice President, Strategic Development(1)(12)	2005 2004 2003	432,137 435,799 424,096		183,659 217,899 75,269	100,500 37,600 135,100	(3)(12)	— — —	17,313 17,301 17,242	(10) (10) (10)(16)
Kenneth C. Cancellara Senior Vice President, Chief Legal Officer and Corporate Secretary Senior Legal Counsel(1)(13)	2005 2004 2003	432,137 435,799 401,759		183,659 217,900 75,269	100,000 37,600 135,100	(3)	— —	— — 2,855	(16)
Dr. Gregory J. Szpunar Senior Vice President, Research and Development(14)	2005 2004 2003	364,145 340,393 201,923		76,829 170,197 100,962	100,000 100,000 100,000	(3) (15)	— —	14,000 9,693 —	(10) (10)

(1)
The figures in the 2003 column differ from the figures for 2003 set out in our 2004 disclosure. The 2004 disclosure reflected salary and bonus paid rather than earned for 2003. The disclosure was amended last year for the first time to reflect salary and bonus earned in respect of the year. Previously disclosed bonus paid in 2003 was $219,793 for each of Mr. Crombie and Mr. Cancellara.

(2)
Historical exchange rates C$ to US$: 2005 — 0.8236; 2004 — 0.7684; 2003 — 0.7138.

(3)
Options granted in 2005 are in respect of performance in 2004.

(4)
Mr. Melnyk was Chief Executive Officer until November 2004.

(5)
Dr. Squires was appointed Chief Executive Officer in November 2004.

(6)
Dr. Squires only served as Chief Executive Officer for a portion of 2004. His annualized salary for 2004 was US$700,000.

(7)
Dr. Squires was awarded 150,000 sign-on options.

(8)
Mr. Rowland was appointed Senior Vice President and Chief Financial Officer in August 2004.

(9)
Mr. Rowland served as Senior Vice President and Chief Financial Officer only for a portion of 2004. His annualized salary for 2004 was US$400,000.

(10)
Mr. Rowland was awarded 50,000 sign-on options.

(11)
Represents Biovail contribution to 401K (U.S.) and Deferred Profit Sharing Plan (Canada).

(12)
Mr. Crombie served as Senior Vice President and Chief Financial Officer until August 2004, at which point he assumed the role of Senior Vice President, Strategic Development. In 2005 Mr. Crombie received 500 options as a special award for tenure and years of service.

(13)
Mr. Cancellara served as Senior Vice President, Chief Legal Officer until June 30, 2005, at which point he became Senior Legal Counsel.

(14)
Dr. Szpunar resigned from the Company in March 2006.

(15)
Dr. Szpunar was awarded 50,000 sign-on options and 50,000 options in respect of contributions made in 2003.

(16)
Car allowance.

(17)
Relocation expenses.

(18)
DSUs issued to Mr. Melnyk are issued by BLS. Their value is calculated in reference to the market value of Biovail shares. These DSUs may be redeemed at any time. When cash dividends are paid on Biovail common shares these DSUs will be credited with the amount of such dividend per share in respect of each DSU.

Stock Option Grants

        The following table sets out options to purchase Common Shares granted by the Company to the Named Executive Officers in the year ended December 31, 2005. For more information on the Stock Option Plans, please see "Stock Option Plans" below.

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in 2005	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Eugene N. Melnyk(2)	300,000	13.68	17.00	16.87	March 15, 2010
Dr. Douglas J.P. Squires(2)	50,000	2.28	17.00	16.87	March 15, 2010
Brian H. Crombie(2)	100,000	4.56	17.00	16.87	March 15, 2010
Brian H. Crombie(3)	500.02		17.45	17.31	August 9, 2010
Kenneth C. Cancellara(2)	100,000	4.56	17.00	16.87	March 15, 2010
Charles A. Rowland, Jr.(2)	47,500	2.17	17.00	16.87	March 15, 2010
Dr. Gregory J. Szpunar(2)	100,000	4.56	17.00	16.87	March 15, 2010

(1)
All options were granted under the Company's Stock Option Plan. All options are for the purchase of Common Shares of the Company and are for a term of five years.

(2)
The options become exercisable as to a maximum of 25% upon grant and thereafter an additional 25% of the grant becomes exercisable on March 1 of 2006, 2007 and 2008.

(3)
The options become exercisable 100% immediately upon grant.

Aggregated options exercised during most recently completed financial year and value of options at December 31, 2005

        The following table sets out certain information with respect to options to purchase Common Shares that were exercised by Named Executive Officers during the year ended December 31, 2005 and Common Shares under option to the Named Executive Officers as at December 31, 2005.

						Value of Unexercised in-the-Money Options at December 31, 2005(1)
					Value of Unexercised in-the-Money Options at December 31, 2005(1)
			Unexercised Options at December 31, 2005
	Securities Acquired on Exercise	Aggregate Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Eugene N. Melnyk	—	—	1,752,800	375,000	$1,770,744	1,887,750
Dr. Douglas J.P. Squires	—	—	50,000	150,000	$270,875	812,625
Brian H. Crombie	—	—	379,550	143,750	$426,663	722,625
Kenneth C. Cancellara	—	—	411,050	143,750	$535,699	722,625
Charles A. Rowland, Jr.	—	—	24,375	73,125	$142,169	426,506
Dr. Gregory J. Szpunar	—	—	125,000	175,000	$541,750	878,250

(1)
The value of unexercised in-the-money options is calculated using the closing price of the Common Shares of the Company, on the NYSE on December 31, 2005 ($23.73), less the exercise price of such options.

Components of Compensation Package

        The compensation package for executive officers has three components:

  •
  Competitive base salaries;

  •
  Cash bonuses under the annual incentive program; and

  •
  Stock options under the annual incentive program.

        The overall compensation of the Named Executive Officers is set out under "Compensation of Named Executive Officers" on page 120 of this Form 20-F and is based on corporate performance and an evaluation of the results of each officer's individual contribution.

        The chart below sets out the relative weighting of each component of the total compensation target for each category of Named Executive Officers.

	Percentage of Target Total Direct Compensation
Title	Base Salary	Short-Term Incentive	Long-Term Incentive (Options)
Executive Chairman	17%	0%	83%
Chief Executive Officer	23%	17%	60%
Senior Vice Presidents	24%	12%	64%

Base Salary

        Each year, the Compensation, Nominating and Corporate Governance Committee reviews the individual salaries of the executive officers, including the Named Executive Officers. As described above, we compare our salary structure not only to the Company's comparator group, but also to other large U.S. pharmaceuticals and certain Canadian companies. The Compensation, Nominating and Corporate Governance Committee targets that each officer's compensation package is in the 50th percentile of each component (base salary, annual incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group of companies. This allows us to respond better to changing business conditions, manage salaries, and minimize the automatic racheting up of salaries due to narrow competitive targets. If needed, adjustments are made to reflect market trends, individual performance, the executive's role in the organization, and level of experience. This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives. This orientation applies uniformly throughout the Company for all employees and determines how the Compensation, Nominating and Corporate Governance Committee sets the salaries of the CEO and other senior executives.

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

        For 2005, the bonus payments awarded to the Named Executive Officers reflect the Compensation, Nominating and Corporate Governance Committee's evaluation of the above measures and the corporate goals accomplished through the achievement of target diluted EPS. By using this earnings per share target as the basis for determining the amount of each executive officer's corporate performance-based bonus, we are giving recognition to the fact that management of our business is shared by the Chief Executive Officer and the other Named Executive Officers as a team and therefore, the performance of Biovail, as measured by the achievement of EPS, reflects the joint efforts of the group. The Compensation, Nominating and Corporate Governance Committee believes that management has a more direct impact on earnings, by being able to increase productivity and control expenses, than it does on shareholder return, which is subject to changes in market conditions that are beyond management's control.

        In 2005, Biovail achieved its target EPS of $1.60, before special charges.

        The Compensation, Nominating and Corporate Governance Committee also evaluated each Executive Officer's divisional objectives and personal objectives. For those Executive Officers who have specific responsibility for a particular business group, achievement percentages were based on that business group's achievement of their goals over the performance period. For those Executive Officers who have responsibility for a variety of business groups, the percentage were based on a combination of the achievement of the various areas of responsibility. As described above, we set the goals annually and they may vary from year to year.

        For the year ended December 31, 2005, the Compensation, Nominating and Corporate Governance Committee evaluated each Executive Officer against their corporate, divisional and individual goals. As a result of this evaluation, four executives received a bonus less than target as a result of not achieving their performance goals for the year. All other Executive Officers achieved their target bonuses.

        The employment agreements of two of the Named Executive Officers provide that half of their bonus payments are guaranteed. The remaining 50% of their incentive bonus is based on corporate and individual performance. Final awards were made based on the Compensation, Nominating and Corporate Governance Committee's assessment of the achievement of their key strategic initiatives.

Stock Option Plans

        The 1993 Option Plan provides that the exercise price per Common Share of an option is the closing market price at which the shares are traded on the TSX on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. As of March 15, 2006, a maximum of 5,748,861 Common Shares were issuable in respect of options outstanding under the 1993 Option Plan, representing 3.6% of our issued and outstanding Common Shares. As of March 15, 2006, 20,079,328 Common Shares had been issued on the exercise of options issued under the 1993 Option Plan, representing 12.6% of our issued and outstanding Common Shares.

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

        Under the 2004 Option Plan, options may be granted to such eligible individuals as the Board of Directors may determine. The terms of the 2004 Option Plan provide that the Board may in its discretion vary the manner and terms pursuant to which options granted under the Plan are exercised. A maximum of 5,000,000 Common Shares, representing 3.1% of our issued and outstanding capital as of March 15, 2006, may be issued pursuant to the exercise of options under the 2004 Option Plan. Subject to applicable law and the obtaining of shareholder approval, the Board, may in its discretion, amend the 2004 Option Plan to increase the number of Common

Shares that may be issued. As at March 15, 2006, a maximum of 2,065,883 Common Shares were issuable in respect of options outstanding under the 2004 Option Plan, representing 1.3% of our issued and outstanding Common Shares. As of March 15, 2006, 125,742 Common Shares had been issued on the exercise of options issued under the 2004 Option Plan

        Under the terms of the 2004 Option Plan, the maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of our issued and outstanding Common Shares. Participants under the 2004 Option Plan that have already been granted options cannot be issued Common Shares exceeding 5% of our issued and outstanding Common Shares during each calendar year. In addition, the maximum number of Common Shares reserved for issuance at any time cannot exceed 10% of Biovail's issued and outstanding Common Shares. The 2004 Option Plan also contains certain restrictions with respect to the awarding of options to insiders of the Company:

  •
  The maximum number of Common Shares that can be issued to insiders within any one-year period, together with Common Shares issuable to insiders during that one year period under Biovail's other share compensation arrangements, cannot exceed 10% of our Common Shares that are issued and outstanding; and

  •
  The maximum number of Common Shares that can be issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under our other share compensation arrangements, cannot exceed 5% of our Common Shares that are issued and outstanding.

        Options granted under the 2004 Option Plan have a term of up to 10 years and cannot be assigned or transferred, except in limited circumstances. The exercise price of each option is determined by the Board and, under the 2004 Option Plan, cannot be less than the weighted average trading price of the Common Shares on the TSX or the New York Stock Exchange ("NYSE"), if the trading volume of Common Shares on that day is greater on the NYSE, on the trading day prior to the grant date. If the Common Shares are not traded on that day, the weighted average trading price on the next prior day while there was trading, shall be used for this purpose. However, effective January 1, 2005, under the rules of the TSX, generally the exercise price of an option may not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the relevant date. Accordingly, options issued under the 2004 Option Plan will be issued at the greater of the exercise prices calculated under the terms of the 2004 Option Plan and the new TSX rules.

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

        Eugene N. Melnyk, in respect of his management roles with Biovail subsidiaries, including as President of BLS where he is responsible for developing, approving and executing strategies for research and development programs and intellectual property management and commercialization strategies for BLS products, pursuant to an employment agreement effective February 1, 1992, received annual compensation of $706,147 in 2005. His salary is subject to 10% annual increases during the term of the employment agreement, and is reimbursed for business-related expenses. The employment agreement also grants Mr. Melnyk up to 300,000 options per year; however, Mr. Melnyk and the Board have agreed that he will no longer receive these options, but will instead receive DSUs. This arrangement came into effect in 2005. Mr. Melnyk's option grant in 2005 related to his 2004 performance (as is the case with all employee options for 2005). His DSU grant in 2005 was on account of his 2005 compensation by Biovail subsidiaries, including BLS. The employment agreement continues automatically for renewal periods of one year unless terminated by either Biovail or Mr. Melnyk. Mr. Melnyk is not entitled to any payments upon termination of his employment agreement upon a change of control.

        Mr. Melnyk receives no compensation for his role as Executive Chairman under the terms of a new employment contract being reviewed by the Board and Mr. Melnyk. Mr Melnyk will continue to be compensated for his role with one or more Biovail subsidiaries. Such compensation will be paid in a combination of DSU's and cash.

        Dr. Douglas J.P. Squires, as Chief Executive Officer, according to an employment agreement effective October 7, 2004, is entitled to receive a base salary of $700,000, with a cost-of-living annual increase, reimbursement of business expenses, plus the right to receive up to 75% of eligible earnings as a cash-based performance bonus, together with up to 150,000 options per year, subject to the attainment of certain corporate and personal objectives. As part of his agreement, Dr. Squires was awarded 150,000 options as a one-time signing incentive which will vest in four equal annual instalments of 37,500 options on the anniversary date of the commencement of his employment. The employment agreement has an indefinite term. Dr. Squires must provide the Company with 90 days prior written notice upon his intention to terminate the agreement. Where Dr. Squires' employment agreement is terminated other than for cause, he is entitled to 24 months severance in lieu of notice including the vesting during the severance period of any unvested options he holds that would, but for the termination, otherwise vest. Where the Company enters into a transaction, the result of which is that there is a "Change of Control", Dr. Squires is entitled to 24 months base and bonus and any unvested options held by Dr. Squires shall have their vesting accelerated in full so as to become 100% vested and immediately exercisable in full as of the date of closing of such Change of Control transaction. In addition, Dr. Squires shall be entitled to full vesting of all options due to be granted to him during the 12 months following the public announcement of the Change of Control transaction, which options shall be deemed to have been priced at the same price as those in the immediately preceding year (and such options shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of such closing; and the remainder on the second anniversary of such closing). If Dr. Squires' employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Dr. Squires. The surviving Company may decide in its sole discretion whether to continue Dr. Squires employment. However, Dr. Squires' resignation or termination effected within 6 months from the closing of the Change of Control transaction shall be deemed to have been made as a result of the Change of Control. For the purposes of Dr. Squires' employment agreement, a "Change of Control" means (a) the lease, exchange, license sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of transactions; or (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger") in a single transaction or a series of transactions, the result of which is that the individuals or entities acquiring voting securities of the Company hold pursuant to such Merger directly or indirectly more than 50% of the outstanding shares of the resultant Company; or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

        Brian H. Crombie, Senior Vice President, Strategic Development since August 2004, and as Senior Vice President, Chief Financial Officer prior to that, is entitled to receive an annual salary of $400,000, according to the terms of an employment agreement effective March 1, 2003. It is subject to a cost-of-living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are subject to the attainment of corporate and personal objectives. The employment agreement has an indefinite term. Mr. Crombie must provide the Company with 60 days written notice of his intention to terminate the contract. Where Mr. Crombie's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice including the vesting of any unvested options during the severance period held by Mr. Crombie that would, but for the termination, otherwise vest. Where the Company enters into a transaction that results in a "Change of Control", Mr. Crombie is entitled to a severence payment of 24 months base and bonus, and any unvested options held by Mr. Crombie shall have their vesting accelerated in full so as to become 100% vested and immediately exercisable in full as of the date of the closing of the Change in Control transaction. Mr. Crombie shall have 12 months from the closing of the Change of Control transaction (which options) shall be deemed to have priced at the same price as those in the immediately preceding year (and such options shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on the date of closing of the Change of Control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing). If Mr. Crombie's employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Mr. Crombie. For the purposes of Mr. Crombie's employment agreement, a "Change of Control" means (a) the lease, exchange, license sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of related transactions and Mr. Melnyk is no longer Chairman of the Company, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger") in one transaction or a series of related transactions, the result of which is that the individuals or entities acquiring voting securities of the Company pursuant to such Merger hold directly or indirectly more than 50% of the outstanding shares of the resultant Corporation and Mr. Melnyk is no longer Chairman of the Company, or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

        Kenneth C. Cancellara, as Senior Legal Counsel since July, 2005, and prior to that as Senior Vice President, Chief Legal Officer and Corporate Secretary, is entitled to receive an annual salary of $400,000 according to an employment agreement made as of March 1, 2003 and amended on January 25, 2005. It is subject to a cost-of-living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 of which are subject to the attainment of certain corporate and personal objectives. All options granted (but not yet vested) to Mr. Cancellara shall fully and unconditionally vest upon: (a) a Change of Control (as defined below); (b) when Mr. Cancellara has completed at least 10 years of employment with the Company and his years of employment plus his age shall equal 70 and Mr. Cancellara is no longer employed with the Company (provided that no vesting shall occur with respect to these options granted to Mr. Cancellara in the year when Mr. Cancellara ceases to be employed with the Company); or (c) upon Mr. Cancellara's death. Mr. Cancellara may exercise his options for one year following the cessation of his employment or following the termination of an agreed affiliation with the Company. If Mr. Cancellara is terminated for just cause, all vested options must be exercised by Mr. Cancellara within 30 days from the date of termination. Upon his death, Mr. Cancellara's estate may exercise any of Mr. Cancellara's unexercised options for a period of one year thereafter.

        The employment agreement will terminate on December 31, 2006. On June 30, 2005 Mr. Cancellara became Senior Counsel and no longer held the titles of General Counsel or Corporate Secretary. From that time until the termination of his contract, he will be responsible for certain litigation and other legal matters. If Mr. Cancellara's contract is terminated other than for cause, he is entitled to severance based on the lesser of 12 months and the balance of the term of his employment. If the Company enters into a transaction that results in a Change of Control of the Company, he will be entitled to be paid the balance of the remuneration that would have been payable to him under the terms of the agreement. For the purposes of Mr. Cancellara's employment agreement, "Change of Control" means (i) the lease, exchange, license, sale or other similar disposition of all or substantially all of the assets of the Company in one transaction or a series of related transactions and Mr. Melnyk is no longer Chairman of the Company; or (ii) with the approval of the stockholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (collectively a "Merger"), in a single transaction or a series of related transactions, the result of which Merger is that the individuals or entities acquiring voting securities of the Company pursuant to such Merger hold, directly or indirectly, more than 50% of the outstanding shares of the resultant Company and Mr. Melnyk is no longer Chairman of the Company; or (iii) the acquisition of more than 50% of the voting securities of the Company by any person(s) or entity (other than Mr. Melnyk or any of his affiliates), pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

        Charles A. Rowland Jr., as Senior Vice President and Chief Financial Officer, pursuant to an employment agreement made as of July 15, 2004, is entitled to receive a base salary of $400,000, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year, subject to the attainment of certain corporate and personal objectives. As part of his employment agreement, Mr. Rowland was awarded 50,000 sign-on options. The employment agreement has an indefinite term. Mr. Rowland must provide the Company with 90 days prior written notice upon his intention to terminate his contract. Where Mr. Rowland's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice, including the vesting of any unvested options during the severance period held by Mr. Rowland that would, but for the termination, otherwise vest. Where the Company enters into a transaction the result of which is that there is a Change of Control of the Company, Mr. Rowland is entitled to 24 months base and bonus in lieu of notice and any unvested options held by Mr. Rowland shall have their vesting accelerated in full so as to become 100% vested and immediately exercisable in full as of the date of closing of such Change in Control transaction. In addition, Mr. Rowland shall be entitled to full vesting of all options due to be granted to him during the 12 months following the announcement of the Change of Control transaction, which options shall be deemed to have been priced at the same price as those in the immediately preceding year (and such options shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on the date of closing of the Change of Control transaction; 33% on the first anniversary of such closing; and the remainder on the second anniversary of such closing). If Mr. Rowland's employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Mr. Rowland. The surviving Company may decide in its sole discretion whether to continue Mr. Rowland's employment. However, Mr. Rowland's resignation or termination effected within 6 months from the closing of the Change of Control transaction shall be deemed to have been made as a result of the Change of Control. For the purposes of Mr. Rowland's employment agreement, a "Change of Control" means (a) the lease, exchange, license sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of transactions; or (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger"), the result of which is that the individuals or entities acquiring voting securities of the Company hold directly or indirectly more than 50% of the outstanding shares of the resulting entity; or (c) the acquisition of more than 50% of the voting securities of the Company pursuant to the merger by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

        Dr. Gregory J. Szpunar, as Senior Vice President, Chief Scientific Officer, pursuant to an employment agreement made as of March 1, 2003, received a base salary of $300,000, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are awarded subject to the attainment of certain corporate and personal objectives. The employment agreement has an indefinite term. Dr. Szpunar must provide the Company with 60 days prior written notice upon his intention to terminate his contract. Where Dr. Szpunar's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice, including the vesting during the severance period of any unvested options held by Dr. Szpunar that would, but for the termination, otherwise vest. As noted above, Dr. Szpunar resigned from the Company in March 2006.

Directors' and Officers' Liability Insurance

        We maintained insurance during 2005 for certain liabilities incurred by directors and officers in their capacity with the Company or its subsidiaries. The policy is subject to a limit of $100 million for the period November 15, 2005 to November 15, 2006. The same limit was in place for the prior year. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5 million, in respect of class-action securities claims, and $1 million, in respect of other claims. In addition, where we are a party to a class-action proceeding regarding a securities matter, after the deductible limit is reached, we must pay 30% of all defense costs and other losses above the $5 million deductible threshold. During the 2005 fiscal year, the amount of premiums paid in respect of such insurance was $5.0 million. No part of the premium was paid by any individual officer or director.

        It is anticipated, subject to market conditions, that the amount of premiums to be paid in respect of such insurance for the 2006 fiscal year will also be approximately $5.0 million.

Indemnification

        The Company has agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Company or its subsidiaries. This indemnification includes bearing the cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as officers and directors of the Company. Pursuant to such indemnities, the Company is bearing the cost of the representation of certain officers and directors that have been named in class action matters together with the Company. Because these individuals have shared representation with the Company we are unable to break out the cost of this indemnification. For example, the firm representing the Company in the Treppel matter also represented Ken Cancellara personally in the same suit. The firms representing the Company in the U.S. and Canadian Securities class actions are representing all named defendants as well as the Company. In certain instances, individuals have secured separate representation, and the Company, has paid the legal expense of that separate representation. For the fiscal year ended December 31, 2005, the Company has paid C$48,882 in legal fees and disbursements to the firm representing Roger Rowan, a former Director of the Company in respect of the OSC inquiry. The Company has also paid C$1,620 to the firm representing Wilfred Bristow in the same matter. We have also paid C$1,062,131 in legal fees and disbursements to the firm representing Eugene Melnyk in the OSC investigation and US$556,229 to the firm representing Mr. Melnyk in the Treppel matter. These matters are more fully described in the section headed "Financial Information — Significant Changes — Legal Proceedings."

Employee Stock Purchase Plan

        Our Employee Stock Purchase Plan ("ESPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the ESPP is to provide a convenient method for our full-time employees to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the ESPP. The aggregate number of shares reserved for issuance under the ESPP, taking into consideration stock splits, shall not exceed 1.2 million common shares. At the discretion of Compensation, Nominating and Corporate Governance Committee of the Board of Directors that administers the ESPP, we may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the ESPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends. At December 31, 2005, a total of 106,007 shares have been issued under the ESPP.

C.    Board Practices

        During 2005, we continued a corporate governance enhancement initiative that began with Chairman Eugene Melnyk's announcement of Biovail's commitment to increase investor confidence in the Company in June 2004. This initiative was unanimously supported by the Board of Directors and has been embraced by management. The resulting changes to our governance practices and procedures supports our commitment to building and maintaining a proactive governance culture that seeks to continuously improve and incorporate the highest standards of ethical behavior throughout all aspects of our business.

Overview of the Company's Corporate Governance Practices

        We now have written corporate governance guidelines, a statement of expectations for directors and a director resource policy. Additionally, we have written charters for the Board of Directors and all committees of the Board of Directors, together with position descriptions for all chairmen of such committees, as well as written position descriptions for both our Executive Chairman of the Board and Chief Executive Officer. In order to maintain transparency for our stakeholders, all of the above documents are published on our Website at www.biovail.com (see Investor Relations/Corporate Governance). To give effect to these initiatives, we continue to implement and improve on our procedures for ensuring accountability and monitoring compliance.

        When it is filed, our information circular prepared in connection with our 2005 Annual General Meeting of Shareholders will set out more details about our governance practices. While as a foreign private issuer we are not required to comply with NYSE governance standards, Biovail's governance practices do comply with the requirements of the NYSE for U.S. domestic listed issuers, with the recommendations of the TSX in its Corporate Governance Policy and with the practices recommended by the Canadian Securities Administrators in National Policy 58-201.

Role of the Board of Directors

        The Board of Directors has adopted a written charter that sets out certain of its functions. In addition, by approving its charter, the Board of Directors explicitly assumed responsibility for the stewardship of Biovail and its business. This stewardship function includes responsibility for the matters set out in the charter, which form part of the Board of Director's statutory responsibility to manage or supervise the management of our business and affairs.

        The amount of time spent on each function in any year will vary, depending on the issues facing us. During 2005, the Board of Directors has spent significant time on strategic initiatives and on monitoring certain risks facing the Company.

Composition of the Board of Directors

        We believe that a smaller Board of Directors is more cohesive and works more effectively than a large Board of Directors. The Board of Directors is currently comprised of the following individuals: Mr. Melnyk

(Executive Chairman); Dr. Squires, Mr. Bristow, Mr. Van Every, Dr. Paul, Mr. Plener, Mr. Sokalsky and Mr. Wells. In keeping with recommended practices, five of the eight directors currently in office are independent. Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of Biovail) with us or any of our subsidiaries. Any relationship between a director and Biovail, or one of our subsidiaries will cause a director not to be considered independent if such relationship is a direct relationship or is a relationship with an organization in respect of which the director is a partner, shareholder or officer. We include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among the relationships that would cause us to consider a director not to be independent.

        As Executive Chairman, Mr. Melnyk confers with the Chief Executive Officer on matters of strategic importance to us and, accordingly, is not considered by the Board of Directors to be independent of management. Dr. Squires is also not considered independent. Mr. Plener is a partner in a major law firm that acts for Biovail and its subsidiaries from time to time on matters of a minor nature. Also, his firm has acted for Mr. Melnyk in certain of his business activities that are unrelated to Biovail (and may continue to act on such matters in the future). For this reason, Mr. Plener did not participate in any decisions of the Board of Directors in respect of which Mr. Melnyk would have been conflicted, including his position as executive chairman or his remuneration in respect of that position. The Board of Directors is confident that Mr. Plener exercises independent judgement and has concluded that Mr. Plener otherwise satisfies all of the tests of independence applicable to our Board of Directors. However, in order to reinforce investor confidence in the independence of our Board of Directors and its processes, the Board of Directors has determined not to categorize Mr. Plener as being independent for the time being.

        The current term of office of each member of our Board of Directors expires at our Annual Meeting. Please refer to the disclosure under Item 6A "Directors and Senior Management"above for information regarding the length of time each of the directors has served as a Director of the Company. There are no provisions in the service contracts of Biovail's directors which provide for benefits upon the termination of employment with us.

Responsibilities

        Pursuant to the written charter of the Board of Directors, the Board of Directors has assumed responsibility for various matters, including:

  •
  nominating individuals for election by the shareholders to the Board of Directors;

  •
  developing our approach to corporate governance;

  •
  establishing a culture of integrity among management and throughout Biovail;

  •
  succession planning and executive compensation;

  •
  overseeing our business and affairs; and

  •
  reviewing and assessing the effectiveness of the Board of Directors and its committees.

Role of the Committees of the Board of Directors

        As part of its governance enhancement initiative, the Board of Directors regularly reviews its committee structure as well as the charters and membership of each committee.

Committee Structure

        The Board of Directors currently has three standing committees — the Audit Committee; the Risk and Compliance Committee; and the Compensation, Nominating and Corporate Governance Committee. The committee charters, as approved by the Board of Directors, are published on our Website at www.biovail.com (see Investor Relations/Corporate Governance).

Compensation, Nominating and Corporate Governance Committee

Composition

        Our Compensation, Nominating and Corporate Governance Committee is comprised of Mr. Bristow (Chair), Dr. Paul and Mr. Van Every. Each of the members of the Compensation, Nominating and Corporate Governance Committee is an independent director.

Responsibilities

        The Compensation, Nominating and Corporate Governance Committee, which operates pursuant to a written charter, is appointed by the Board of Directors. Its responsibilities include:

  •
  reviewing and approving the compensation of our Chief Executive Officer and recommending to the Board of Directors other executive compensation, incentive-based plans and equity-based compensation plans;

  •
  reviewing compensation disclosure in public documents;

  •
  approving and monitoring insider trading and share ownership policies;

  •
  assisting the Board of Directors by identifying individuals qualified to become members of the Board of Directors, consistent with criteria established by the Board of Directors;

  •
  developing and recommending to the Board of Directors a set of corporate governance principles applicable to Biovail;

  •
  evaluating the effectiveness of Board of Directors and its committees; and

  •
  making recommendations to the Board of Directors with respect to management succession.

        In 2005, in respect of all meetings of the Compensation, Nominating and Corporate Governance Committee, the committee members met without any member of management being present for a portion of the meeting. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate. In this regard, the Committee has retained an independent compensation consultant to assist in the discharge of its mandate.

Audit Committee

Composition

        Our Audit Committee is comprised of Mr. Van Every (Chair), Dr. Paul, Mr. Sokalsky and Mr. Wells. Each of the members of the Audit Committee is an independent director, as defined in connection with audit committee membership, under all applicable legislation, regulation and stock exchange rules. The Board of Directors has concluded that each of Mr. Van Every, Dr. Paul, Mr. Sokalsky and Mr. Wells is an "audit committee financial expert" as defined in U.S. Securities Laws and is "financially literate" as defined under applicable Canadian securities regulation.

Responsibilities

        The Audit Committee operates pursuant to a written charter and has responsibilities that include providing assistance to the Board of Directors in fulfilling its oversight function with respect to:

  •
  the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  our external auditor's qualifications and independence; and

  •
  the performance of our internal audit function and the external auditor.

        As contemplated in its charter, the Audit Committee meets regularly with our external auditor without management being present.

Risk and Compliance Committee

Composition

        Our Risk and Compliance Committee is comprised of Mr. Plener (Chair), Mr. Wells and Mr. Melnyk.

Responsibilities

        The Risk and Compliance Committee operates pursuant to a written charter and assists the Board of Directors with their oversight of processes in place to identify, assess, monitor and control critical risks facing us, including regulatory risks and other principal risks associated with our business.

Pension Plan

        We do not maintain a pension plan for our employees, officers or directors.

D.    Employees

        The following table sets out the Company's number of employees at the end of each of the last three calendar years. None of these employees is represented by a collective bargaining agreement.

Function	2005	2004	2003
Manufacturing	840	866	668
Sales and marketing	331	849	788
Research and development	491	423	403
Administration	82	153	99

Total	1,744	2,291	1,958

E.    Share Ownership

        The following table shows the number and percent of Common Shares beneficially owned by Eugene Melnyk and the directors and Named Executive Officers as a group (12 persons) as of March 16, 2006. Other than Mr. Melnyk, no director or Named Executive Officer of the Company beneficially owns 1% or more of our Common Shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Beneficial Owner	Common Shares Owned		Percent(1)
Eugene N. Melnyk	23,023,946	(2)	14.1%
Directors and Named Executive Officers as a group (12 persons)	24,480,431	(3)	14.9%

(1)
Based on 159,705,355 common shares outstanding at March 15, 2006 and common shares issuable upon the exercise of exercisable stock options held by the Beneficial Owner as of March 15, 2006.

(2)
Includes exercisable stock options to purchase 3,796,000 common shares.

(3)
Includes exercisable stock options to purchase 5,114,100 common shares.

Item 7 Major Shareholders and Related Party Transactions

A.    Major Shareholders

        We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

        To the knowledge of the directors and senior officers of the Company, at March 15, 2006, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over our common shares carrying more than 10% of the voting rights attached to all our common shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented
Eugene N. Melnyk	23,023,946	14.1%
Phillips, Hager & North Investment Management Ltd.	12,011,333	7.5%
Barclays Global Investors, N.A.	10,726,944	6.7%

        None of the shareholders set out above has different voting rights from the other shareholders.

        The following table indicates as of March 15, 2006, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with U.S. addresses, the portion of the outstanding Common Shares held in the U.S., and the percentage of Common Shares held in the U.S.:

Total Number of Holders of Record(1)	Total Number of Common Shares Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
1,398	159,705,355	588	141,962,780	88.9%

(1)
A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 70,000 holders.

(2)
The computation of the number of Common Shares held in the U.S. is based upon the number of registered holders of record with U.S. addresses. U.S. residents may beneficially own Common Shares owned of record by non-U.S. residents.

B.    Related Party Transactions

Indebtedness of Executive Officers

        Our policy is to not provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of Biovail the securities of Biovail or any of its affiliates. In addition, Biovail does not grant personal loans to our directors and officers.

        During fiscal year 2005, no loans were made by us to any of our senior executives and no securities were purchased by any director or officer during 2005 with our financial assistance. Furthermore, no director, officer or executive was indebted to Biovail in connection with securities purchase programs during the fiscal year ended December 31, 2004.

        During fiscal year 2005, there was no indebtedness owing by any officer or director to the Company.

        Four Executive Officers became indebted to Mr. Melnyk, Executive Chairman of the Board, in his individual capacity, in the aggregate amount of $7,990,000 on December 31, 2003. We are not party to those loans, and have no rights or obligations relating to them. These executives pledged to Mr. Melnyk, as collateral for their loans, an aggregate of 176,080 of our shares, and their interest in the proceeds from 200,000 options to acquire our shares having a strike price of $31.00 per share. These loan arrangements provide that there will be no recourse to these executives in addition to the collateral pledged by them, except in certain instances. The executives used the proceeds of these loans to repay Executive Stock Purchase Plan loans that we made to them in September 2001 to finance their acquisition of our common shares on the open market, which came due in 2003.

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

        Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

        From time to time, the Company also initiates actions or files counterclaims. We could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

        On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint, filed alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

        Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle.

        Since this lawsuit was filed, a New Jersey law firm, Lampf, Lipkind, Prupis & Petigrow has filed a class action on behalf of unnamed Biovail investors in the U.S. District Court in New Jersey, seeking $4 billion in damages on the basis of substantially the same allegations set forth in our complaint.

  Intellectual property

        RhoxalPharma Inc. ("RhoxalPharma"), now Sandoz Canada Inc. ("Sandoz") filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed in the Patent Registry and on April 1, 2004, we instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a NOC to Sandoz until these proceedings were concluded, or until the expiry of 24 months from the date of the Notice of

Allegation, whichever was earlier. This matter was tried on September 21 and 22, 2005. On October 19, 2005, the Federal Court dismissed the Company's application. The Company has appealed the decision, however, the appeal process did not prevent the issuance of an NOC to Sandoz, which has since occurred.

        On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm ("Ethypharm") instituted an additional action against Sandoz and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively "Andrx") stating that certain patents applicable to Tiazac have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

        RhoxalPharma, now Sandoz, filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on January 6, 2005, we instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for April 3 and 4, 2006.

        Novopharm filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to two of the three listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision has been appealed, however the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150 mg.

        PharmaScience Inc. ("PharmaScience") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that prevented the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for May 15 to 17, 2006.

        Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

        Anchen Pharmaceuticals Inc. filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. A trial date has been set for September 12, 2006. On March 17, 2006, Anchen filed a Motion for Summary Judgment which we will respond to in due course.

        Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. Abrika brought a Motion for Summary Judgment that was heard on November 2, 2005. Following oral arguments, the Court reserved its decision. If the court denies Abrika's Motion, the case will continue in its ordinary course.

        Impax Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

        Watson Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of New York. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

        On June 27, 2005 and September 2, 2005, Biovail received separate notice letters regarding Paragraph IV certification under the Hatch-Waxman Act from Andrx alleging that their FDA filings for generic formulations of Cardizem® LA (420mg) and Cardizem® LA (120mg, 180mg, 240mg, 300mg and 360mg), respectively, do not infringe the listed patents, U.S. Patent Nos. 5,529,791 and 5,288,505.

        Upon receipt of the notices from Andrx, Biovail informed Kos pursuant to Paragraph 6.13 of the Distribution and Product Acquisition Agreement with Kos (the "Kos Agreement") that it would not be instituting any legal proceedings, and that it therefore deferred to Kos in respect of the right to take legal action.

        On August 10, 2005, Kos initiated a patent infringement lawsuit against Andrx for the 420mg strength in the U.S. District Court for the District of Delaware. On October 14, 2005, Kos initiated a second patent infringement lawsuit for the remaining strengths. Since Biovail is the holder of the NDA for Cardizem® LA, it was legally required that these suits named Biovail as plaintiff.

        A third Paragraph IV certification and notice letter has been received from Andrx relating to the newly listed patent covering Cardizem® LA, U.S. Patent No. 6,923,984. The notice letter has similarly been referred to Kos. The Company does not intend to initiate legal proceedings against Andrx with respect to this recent notice letter and has instead again deferred in respect of that right to Kos, pursuant to the terms of Kos Agreement. To date, no action has been undertaken concerning this notice letter.

  Product liability

        BPI along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. The Company is considering bringing a motion to be dismissed from the action.

  Antitrust

        Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. Biovail has also moved to dismiss a case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, which remains sub judice before the Court. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint ("Amended Complaint"), which they have. The Company has moved to dismiss the Amended Complaint. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

        Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation PLC ("Elan") and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The consumer and "indirect purchasers" claims were refiled in Superior Court of the State of California. The actions are proceeding on their merits through the normal legal process. On March 21, 2006, we were advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has not been formally served with this complaint, but if service is perfected this action would also proceed through the normal legal process on its merits.

  Securities class actions

        In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons other than the defendants and their affiliates who purchased the Company's stock during that period. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint. Recently, the plaintiffs filed a motion for class certification, to which the Company is schedule to respond on or before May 2, 2006

        Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously against the Complaint, but cannot predict its eventual outcome.

        On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The Complaint seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34. The Complaint relies on the same facts and allegations as those cited in the U.S. Consolidated Securities Complaint. The Complaint was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and Tort

        On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

        The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations of the Amended Complaint and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

        On May 27, 2005 Eugene Melnyk the Company's Executive Chairman filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

        Biovail and the named defendants, including Mr. Melnyk filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

        On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Eugene Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

        The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

        The case is currently in discovery.

  General civil actions

        Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies. The United States Judicial Panel on Multi District Litigation had ordered that all the New York cases be consolidated and coordinated with similar class action litigation and lawsuits brought by other governmental entities and certain private parties pending in the United States District Court for the District of Massachusetts. Counsel for the City of New York and for all the counties in New York (other than Erie) that had sued Biovail has voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. The Erie County case, which had been removed to federal court, was recently remanded to State Court and thus is no longer part of the consolidated proceedings in Massachusetts. On or about March 3, 2006, the defendants, including the Company, filed pre-answer motions. In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. In the case brought by the State of Mississippi, the defendants, including the Company, have filed pre-answer motions, which are currently pending.

        Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

Governmental and regulatory inquiries

        In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). We have met with the AODM and have described the precautionary steps we took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company we engaged to design the program. We believe we have acted properly in connection with the P.L.A.C.E. program and are cooperating fully with the AODM to resolve this matter; however, we cannot predict the outcome or the timing of when this matter may be resolved.

        In November 20, 2003, the Company received notification from the United States Securities and Exchange Commission ("SEC" or "Commission") SEC indicating that the Commission would be conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial performance for the fiscal year 2003, but the scope of the investigation is broader than it was initially, and the period under review now goes back to January 2001. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to among other things, the trading and ownership of Biovail shares, which is consistent with the matters the OSC is investigating as previously disclosed. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available for interviews by the Commission. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

        In addition, the SEC has advised Biovail that it has reviewed the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K filed August 12, 2005 for the fiscal quarter ended June 30, 2005. These discussions are described more fully in Item 4A of this Form 20-F under Unresolved Staff Comments.

        Over the last three years, the Company has received a number of communications from the OSC relating to its disclosure, and or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. More recently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. In addition, the OSC has also indicated that it is investigating whether there has been improper trading and/or non-compliance with reporting and disclosure requirements in relation to trading of Biovail common shares held in several accounts in which the Company's Executive Chairman,

Eugene Melnyk, may have direct or indirect beneficial ownership of or control or direction over, contrary to requirements of Ontario securities law. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

        Our common shares are traded on the NYSE and on the TSX under the symbol "BVF". The last reported sales price of our common shares on March 15, 2006 on the NYSE was US$25.99 and on the TSX was C$29.93. The following table sets forth the high and low per share sales prices for our common shares on the NYSE and TSX for the periods indicated.

	Common Shares
	NYSE		TSX
	High $	Low $	High C$	Low C$
2001	57.18	29.03	91.00	45.80
2002	56.40	19.90	89.41	31.52
2003	51.30	16.51	69.58	21.50
2004	26.01	14.30	33.98	16.90
Quarter 1	26.01	15.50	33.98	20.40
Quarter 2	19.89	15.56	27.35	20.45
Quarter 3	19.03	14.80	25.20	19.50
Quarter 4	20.38	14.30	24.80	16.90
2005	27.28	13.74	32.56	17.25
Quarter 1	18.02	14.90	21.95	18.10
Quarter 2	16.38	13.74	20.61	17.25
Quarter 3	23.78	15.23	28.15	18.59
Quarter 4	27.28	21.24	32.56	25.00
September	23.78	17.63	28.15	20.91
October	24.64	21.24	29.07	25.00
November	27.28	21.67	32.56	25.71
December	24.75	22.40	28.65	26.00
2006
January	26.98	22.61	31.00	25.60
February	26.44	22.23	30.30	25.26
March (through March 15, 2006)	26.17	24.01	30.05	27.90

Source:    NYSEnet, TSX Historical Data Access

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

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our Common Shares, no par value, are traded on the NYSE and the TSX under the symbol "BVF".

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.    Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

  Articles of Continuance

        We are governed by our articles of continuance (the "Articles") under the CBCA and by our by-laws (the "By-laws"). Our Canada corporation number is 430861-1. Our articles provide that there are no restrictions on the business we may carry on or on the powers we may exercise. Companies incorporated under the CBCA are not required to include specific objects or purposes in their articles or by-laws.

  Directors

        Subject to certain exceptions, including in respect of their own compensation, directors may not vote on matters in which they have a material interest. The directors are entitled to remuneration as shall from time to time be determined by the Board with no requirement for a quorum of independent directors. The directors have the ability under the CBCA to exercise the borrowing power of the Company, without authorization of the shareholders. The shareholders have the ability to restrict their authority through the Company's articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place. Directors are not required to include specific objects or purposes in their articles or by-laws. The Company's articles and by-laws do not require directors to hold shares, but directors receive deferred stock units as part of their compensation, which are redeemable for cash, but not until after the director has left the board.

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

  Annual and Special Meetings of Shareholders

        We are required to mail a notice of meeting and Management Information Circular to registered shareholders not less than 21 days not more than 60 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S. Subject to certain provisions of the By-laws, a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 25 percent of the total number of issued and outstanding shares is required to properly constitute a meeting of shareholders. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

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

  Disclosure of Share Ownership

        Under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities an insider must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

        The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

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

  Investment Canada Act

        Under the Investment Canada Act, the acquisition of control of a Canadian business satisfying prescribed financial thresholds by a "non-Canadian" investor will be subject to review by the Minister of Industry (Canada) and/or if the business is engaged in cultural activities by the Minister of Canadian Heritage. A reviewable acquisition will not be allowed to close unless the responsible Minister finds that the investment is likely to be of "net benefit" to Canada.

        Where either the investor is a member of the World Trade Organization ("WTO"), or is a WTO member-controlled company or the Canadian business that is subject of the acquisition, is prior to the acquisition, controlled by a WTO investor and the Canadian business is not engaged in any defined sensitive sector business, the acquisition of control is reviewable only if it involves the direct acquisition of a Canadian business with assets of C$265 million or more for the year 2006 (this figure is adjusted annually to reflect inflation). Significantly lower review thresholds apply where neither the investor nor the Canadian business is controlled by a WTO investor. Significantly lower review thresholds and sector-specific policies and procedures also apply to the acquisition of control of a Canadian business that is engaged in certain sensitive sectors such as uranium production, financial services, transportation or culture.

        Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of its implementation.

  Competition Act

        The Competition Act (Canada) (the "Competition Act") requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the "Commissioner") in respect of transactions that exceed certain financial and other thresholds. A notifiable transaction may not be completed prior to the expiration or early termination of the applicable statutory waiting period, which may be either 14 of 42 days after the day on which a complete pre-merger notification filing is received by the Commissioner, depending upon the type of information required by the Commissioner in connection with such filing.

        If the Commissioner determines that a merger would likely prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal (a special purpose tribunal) under the merger provisions of the Competition Act for an order to require, in the case of a completed merger, the dissolution of the merger or the disposition of some or all of the Canadian assets or shares acquired as a result of the merger, or, in the case of a proposed merger, that the parties not proceed with the merger or a part of it. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the merger.

        The Competition Act permits the Commissioner to issue an Advance Ruling Certificate (an "ARC") in respect of a proposed merger where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. An ARC prohibits the Commissioner from applying to the Competition Tribunal for an order regarding the merger solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued if the merger is substantially completed within one year after the ARC is issued. An ARC also exempts the proposed merger from the pre-merger notification requirements included in the Competition Act.

        If the Commissioner is unwilling to issue an ARC, she may nevertheless issue a "no action" letter, confirming that the proposed merger would not likely prevent or lessen competition substantially and that she does not intend to bring an application to the Competition Tribunal under the merger provisions in the Competition Act. Unlike an ARC, a "no action" letter is non-binding and the Commissioner retains her statutory right to challenge the merger at any time up to three years after it has been substantially completed.

E.    Taxation

  Canadian Federal Income Taxation

        The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our Common Shares who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") deals at arm's length with, and is not affiliated with, the Company, holds its Common Shares as capital property and does not use or hold and is not deemed to use or hold such its Common Shares in carrying on a business in Canada and who, at all relevant times, for purposes of the Canadian Tax Act and the Canada — United States Income Tax Convention (the "U.S. Treaty") is resident in the United States and is not, and is not deemed to be, resident in Canada (a "U.S. holder"). Special rules, which are not discussed in the summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere. Limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the Internal Revenue Code of 1986, as amended, do not qualify as resident in the United States for purposes of the U.S. Treaty.

        This summary is based upon the current provisions of the Canadian Tax Act the regulations thereunder, and the Company's understanding of the current administrative policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in law or administrative practice, whether by judicial, regulatory, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

        This summary is of a general U.S. nature only and is not intended to be, nor should it be construed to be, legal or tax advice generally or to any particular holder. U.S. Holders should consult their own tax advisors with respect to their own particular circumstances.

  Gains on Disposition of Common Shares

        In general, a U.S. holder will not be subject to Canadian tax capital gains arising on the disposition of such holder's Common Shares unless the Common Shares are "taxable Canadian property" to the U.S. holder and are not "treaty-protected property".

        Generally, the Common Shares will not be taxable Canadian property to a U.S. holder at a particular time provided that (1) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, and (2) the U.S. holder, persons with whom the U.S. holder does not deal with at arm's length, or the U.S. holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Common Shares could be deemed to be taxable Canadian property. Common Shares will be treaty-protected property where the U.S. holder is exempt from Canadian income tax on the disposition of Common Shares because of the U.S. Treaty.

  Dividends on Common Shares

        Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a U.S. holder that is the beneficial owner of such dividends if the U.S. holder that is the beneficial owner of such dividends will generally be subject to non-resident withholding tax under the Canadian Tax Act and the U.S. Treaty at the rate of (a) 5% of the amounts paid or credited. The rate of withholding under the Canadian Tax Act in respect of dividends paid to non-residents of Canada is 25% where no tax treaty applies.

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

        The discussion is for general information only and may not apply to certain categories of shareholders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as Non-U.S. Holders (as defined below), holders that are passthrough entities or investors in passthrough entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold common shares as a position in a straddle or as part of a "hedging," "integrated," "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only federal income tax consequences and does not address any other U.S. federal tax consequences or any state, local or other tax consequences. Accordingly, prospective investors are urged to consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of common shares to them, including any U.S. Federal, State, Local or other tax consequences (including any tax return filing or other tax reporting requirements) of the ownership and disposition of Common Shares.

        For purposes of the following discussion, the term "U.S. Holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, an individual who is a U.S. citizen or resident, a corporation created or organized in the U.S. or under the laws of the U.S. or of any U.S. State, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A "Non-U.S. Holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, a non-resident alien or a corporation, estate or trust that is not a U.S. Holder.

  Taxation of Dividends

        Subject to the following discussion of special rules applicable to Passive Foreign Investment Companies ("PFICs"), the gross amount of any dividends, if any, paid by the Company to U.S. Holders, without reduction for Canadian withholding taxes, will be taxed for U.S. federal income tax purposes at recently enacted lower rates applicable to certain qualified dividends. The maximum federal income tax rate imposed on dividends received from U.S. and certain foreign corporations for years 2003 through 2008 is 15%. Recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied, if the dividends are received from certain "qualified foreign corporations," which generally includes corporations located in a jurisdiction with which the U.S. has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. Dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the U.S. will also be treated as having been received from a "qualified foreign corporation." The United States Department of the Treasury and the Internal Revenue Service have determined that the Canada-U.S. Income Tax Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that common shares are considered readily tradable on an established securities market if they are listed on an established securities market in the U.S. such as the NYSE. Accordingly, dividends received by U.S. Holders should be entitled to favorable treatment as dividends received with respect to stock of a "qualified foreign corporation."

        In certain circumstances, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding taxes payable in respect of dividends received by the U.S. Holder and, in the case of a corporate U.S. Holder owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. Dividends paid by the Company, if any, generally will not qualify for the dividends received deduction otherwise available to corporate U.S. Holders.

        The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

        It is possible that the Company is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by the Company as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. Holder's ability to claim a foreign tax credit for the Canadian withholding taxes payable in respect of the dividends. The Code permits a U.S. Holder entitled to benefits under the Canada-U.S. Income Tax Treaty to elect to treat any Company dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder's foreign tax credit. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

  Sale, Exchange or Other Disposition

        Subject to the following discussion of special rules applicable to PFICs, U.S. Holders will generally recognize capital gain or loss on the sale, exchange or other disposition of common shares. Such gain or loss will be long-term capital gain or loss if the common shares have been held for more than one year. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. The deduction of capital losses is subject to limitations.

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

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of the common shares, and to the proceeds received on the disposition of common shares effected within the U.S. (and, in certain cases, outside the U.S.) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

F.    Dividends and Paying Agents

        On December 14, 2005, Biovail paid its first dividend in the amount of $0.50 per common share, paid to shareholders of record on November 30, 2005. This dividend was declared on November 15, 2005 and, at the same time, Biovail adopted a dividend policy which contemplates the payment of a quarterly dividend in the amount of $0.125 per common share. On March 22, 2006, the Board declared its first such dividend which will be payable on April 28, 2006.

        The declaration of dividends by Biovail pursuant to the dividend policy will be subject to the discretion of the Board and applicable laws and will be dependent upon the Company's financial condition and operating results. The dividend policy will be reviewed and reconsidered by the Board and will likely be impacted if and when the Legacy assets spin-off transaction occurs.

        The Company has certain covenants in its Notes which govern the amount of dividends that may be paid. The payment of dividends is a restricted payment for the purposes of the indenture governing the Notes. Dividends and other payments and transactions that come within the definition of "restricted payments" may be paid or implemented provided they do not, in the aggregate, exceed the threshold calculated in accordance with the indenture. That threshold is calculated with reference to Biovail's cumulative consolidated net income and transactions that affect shareholders' equity.

        Except for the contemplation of a quarterly dividend in accordance with its dividend policy, the Company has no specific procedure for the setting of the date of dividend entitlement but, in accordance with applicable laws, regulations and rules, the Company will set a record date for stock ownership to determine entitlement to any dividends declared. The Company has no specific procedures for holders not resident in Canada to claim dividends and will mail dividends to non-residents of Canada in the same manner as to holders resident in Canada. The Company has nominated CIBC Mellon to be the paying agent for dividends in the United States and elsewhere.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        We are required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

        In June 2005, Biovail was continued under the Canada Business Corporations Act (the "CBCA") and adopted a new set of by-laws to reflect the provisions of that statute. There are a number of the differences between the CBCA and the Business Corporations Act (Ontario) (the previous statute governance the Company). Among other things, the Company is now permitted to have fewer Canadian resident directors. Shareholder proposals, proxy solicitation, the matters requiring shareholder approval and certain matters relating the shareholder and director meetings are also subject to different requirements under the CBCA. A copy of the Articles of Continuance were filed as Exhibit 99.1 on our report on Form 6-K filed on July 7, 2005, file #001-14956.

Item 15 Controls and Procedures

  (a)
  Disclosure Controls and Procedures.    We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on our evaluation, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Biovail to disclose material information otherwise required to be set forth in our reports.

  (b)
  Changes in Internal Controls Over Financial Reporting.    There were no changes in our internal controls over financial reporting during the year ended December 31, 2005 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16 [RESERVED]

Item 16A. Audit Committee Financial Expert

        Our Board of Directors has determined that each member of the audit committee, comprised of Mr. Michael Van Every, Dr. Laurence Paul, Mr. William Wells, and Mr. Jamie Sokalsky is an "audit committee financial expert" and is independent under the applicable rules promulgated by the SEC and the NYSE.

Item 16B. Code of Ethics

        Our Board of Directors has adopted a Code of Professional Conduct for the Chief Executive Officer and Senior Finance Executives that applies to our Chief Executive Officer, Senior Vice President and Chief Financial Officer, Vice President, Controller and Assistant Secretary and Vice President, Treasurer.

Item 16C. Principal Accounting Fees and Services.

  Fees and Services

        The table below summarizes the audit fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries during each of 2004 and 2005.

	2004(1)		2005
	Amount	%	Amount	%
Audit Services	$1,986	80.4	$1,619	58.0
Audit-Related Services(2)	333	13.5	913	32.7
Tax Services(3)	153	6.1	258	9.3

Total	$2,472	100.0	$2,790	100.0

(1)
The 2004 "Audit Fees" have been increased by $829,000 from those originally disclosed to include additional billings related to the 2004 audit that the Company received subsequently to the filing of the company's Form 20-F dated June 30, 2005 for the year ended December 31, 2004.

(2)
Audit-related services are generally related to due-diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses issued by us, and to other assignments relating to internal accounting functions and procedures.

(3)
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

        On a quarterly basis, management informs the Audit Committee of the pre-approved services actually provided by our auditors. Services of a type that are not pre-approved by the audit committee require pre-approval by the audit committee's chairman on a case-by-case basis. The Chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

Item 16D. Exemptions from the Listing Standards for Audit Committee

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases

        Not applicable.

PART III

Item 17 Financial Statements

        We have elected to provide financial statements pursuant to Item 18.

Item 18 Financial Statements

        The financial statements appear on pages F-1 through F-93.

Item 19 Exhibits

1.1	Articles of Continuance(1)
1.2	By-Law No. 1 of Biovail Corporation(2)
2.1	Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(3)
2.2	First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(4)
4	Executive Employment Agreement(5)
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

(1)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

(2)
Incorporated by reference to Exhibit 99.2 July 7, 2005 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

(3)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

(4)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

(5)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 20-F dated June 30, 2005 filed with the SEC on June 30, 2005, #001-14956.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOVAIL CORPORATION
Date: March 31, 2006
	By:	/s/ CHARLES A. ROWLAND, JR. Charles A. Rowland, Jr. Senior Vice President, Chief Financial Officer

Consolidated Financial Statements
In Accordance with U.S. Generally Accepted Accounting Principles
(expressed in U.S. dollars)

Biovail Corporation

December 31, 2005

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation at December 31, 2005 and 2004 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with United States generally accepted accounting principles.

        On March 21, 2006, we reported separately to the Directors of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 21, 2006	Chartered Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$445,289	$34,324
Marketable securities	505	5,016
Accounts receivable	132,699	148,762
Assets of discontinued operation held for sale	1,893	—
Inventories	89,473	110,154
Deposits and prepaid expenses	14,923	16,395

	684,782	314,651

Long-term assets of discontinued operation held for sale	1,107	—
Marketable securities	6,859	—
Long-term investments	66,421	68,046
Property, plant and equipment, net	199,567	186,556
Intangible assets, net	910,276	978,073
Goodwill	100,294	100,294
Other assets, net	59,506	63,440

	$2,028,812	$1,711,060

LIABILITIES
Current
Accounts payable	$61,453	$41,120
Accrued liabilities	88,870	82,917
Income taxes payable	37,713	24,594
Deferred revenue	61,160	8,141
Current portion of long-term obligations	24,360	33,465

	273,556	190,237

Deferred revenue	117,119	16,525
Deferred leasehold inducements	5,273	4,914
Long-term obligations	412,508	445,471

	808,456	657,147

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 159,587,838 and 159,383,402 issued and outstanding at December 31, 2005 and 2004, respectively	1,461,077	1,457,065
Additional paid-in capital	377	1,450
Deficit	(290,242)	(446,684)
Accumulated other comprehensive income	49,144	42,082

	1,220,356	1,053,913

	$2,028,812	$1,711,060

Commitments and contingencies (notes 26 and 27)

On behalf of the Board:

EUGENE N. MELNYK	MICHAEL R. VAN EVERY
Executive Chairman of the Board	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2005	2004	2003
REVENUE
Product sales	$884,267	$837,102	$624,139
Research and development	27,949	19,279	12,813
Royalty and other	23,320	22,775	174,798

	935,536	879,156	811,750

EXPENSES
Cost of goods sold	206,531	221,935	132,197
Research and development	88,437	68,382	84,625
Selling, general and administrative	227,394	253,531	239,796
Amortization	62,260	64,704	140,623
Write-down of assets, net of gain on disposal	29,230	40,685	45,081
Restructuring costs	19,810	—	—
Acquired research and development	—	8,640	124,720
Extinguishment of royalty obligation	—	—	61,348
Settlements	—	—	(34,055)

	633,662	657,877	794,335

Operating income	301,874	221,279	17,415
Interest income	7,175	1,034	7,165
Interest expense	(37,126)	(40,104)	(40,421)
Foreign exchange loss	(1,417)	(564)	(14,007)
Equity loss	(1,160)	(4,179)	(1,010)
Other income (expense)	—	(2,307)	72

Income (loss) from continuing operations before provision for (recovery of) income taxes	269,346	175,159	(30,786)
Provision for (recovery of) income taxes	22,550	8,950	(4,000)

Net income (loss) from continuing operations	246,796	166,209	(26,786)
Loss from discontinued operation	(10,575)	(5,215)	(479)

Net income (loss)	$236,221	$160,994	$(27,265)

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$1.55	$1.04	$(0.17)
Loss from discontinued operation	(0.07)	(0.03)	—

Net income (loss)	$1.48	$1.01	$(0.17)

Weighted average number of common shares outstanding (000s)
Basic	159,433	159,115	158,516
Diluted	159,681	159,258	158,516

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common shares
	Shares (000s)	Amount	Additional paid-in capital	Executive Stock Purchase Plan loans	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2003	158,120	$1,433,624	$4,856	$(9,988)	$(580,413)	$(2,393)	$845,686
Issued on the exercise of stock options	663	14,247	(2,650)	—	—	—	11,597
Issued under Employee Stock Purchase Plan	14	482	—	—	—	—	482
Stock-based compensation cost	—	—	84	—	—	—	84
Repayment of Executive Stock Purchase Plan loans	—	—	—	9,988	—	—	9,988

	158,797	1,448,353	2,290	—	(580,413)	(2,393)	867,837

Net loss	—	—	—	—	(27,265)	—	(27,265)
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	20,233	20,233
Unrealized holding gain on available-for-sale investments	—	—	—	—	—	20,790	20,790

Other comprehensive income	—	—	—	—	—	41,023	41,023

Comprehensive income							13,758

Balance, December 31, 2003	158,797	1,448,353	2,290	—	(607,678)	38,630	881,595

Issued on the exercise of stock options	561	8,279	(700)	—	—	—	7,579
Issued under Employee Stock Purchase Plan	25	433	—	—	—	—	433
Stock-based compensation recovery	—	—	(140)	—	—	—	(140)

	159,383	1,457,065	1,450	—	(607,678)	38,630	889,467

Net income	—	—	—	—	160,994	—	160,994
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	10,470	10,470
Unrealized holding loss on available-for-sale investments	—	—	—	—	—	(7,018)	(7,018)

Other comprehensive income	—	—	—	—	—	3,452	3,452

Comprehensive income							164,446

Balance, December 31, 2004	159,383	1,457,065	1,450	—	(446,684)	42,082	1,053,913

Issued on the exercise of stock options	187	3,740	(1,022)	—	—	—	2,718
Issued under Employee Stock Purchase Plan	18	272	—	—	—	—	272
Stock-based compensation recovery	—	—	(51)	—	—	—	(51)
Dividends paid	—	—	—	—	(79,779)	—	(79,779)

	159,588	1,461,077	377	—	(526,463)	42,082	977,073

Net income	—	—	—	—	236,221	—	236,221
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	4,597	4,597
Unrealized holding gain on available-for-sale investments	—	—	—	—	—	2,465	2,465

Other comprehensive income	—	—	—	—	—	7,062	7,062

Comprehensive income							243,283

Balance, December 31, 2005	159,588	$1,461,077	$377	$—	$(290,242)	$49,144	$1,220,356

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	$246,796	$166,209	$(26,786)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by continuing operating activities
Depreciation and amortization	101,842	86,137	156,240
Amortization and write-down of deferred financing costs	3,445	4,322	2,975
Amortization of discounts on long-term obligations	2,420	3,218	6,562
Write-down of assets	29,230	42,156	45,081
Equity loss	1,160	4,179	1,010
Receipt of leasehold inducements	805	5,232	—
Acquired research and development	—	8,640	124,720
Gain on disposal of intangible assets	—	(1,471)	—
Other	(1,063)	1,688	4,883
Changes in operating assets and liabilities:
Accounts receivable	15,582	28,413	18,062
Inventories	16,624	(26,466)	(29,728)
Deposits and prepaid expenses	1,101	(539)	3,139
Accounts payable	17,027	(25,240)	(4,778)
Accrued liabilities	5,605	(21,645)	(751)
Income taxes payable	13,343	428	(10,958)
Deferred revenue	47,962	4,305	(6,902)

Net cash provided by continuing operating activities	501,879	279,566	282,769

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax	98,127	3,000	10,000
Additions to property, plant and equipment, net	(37,807)	(28,024)	(37,016)
Acquisitions of intangible assets	(26,000)	—	(242,298)
Purchases of marketable securities	(8,791)	(5,038)	—
Proceeds from sales and maturities of marketable securities	6,296	—	—
Acquisition of business, net of cash acquired	—	(9,319)	(25,741)
Acquisitions of long-term investments	—	(2,877)	(4,555)
Repayment of loan receivable	—	—	61,071
Advance of loan receivable	—	—	(40,000)

Net cash provided by (used in) continuing investing activities	31,825	(42,258)	(278,539)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(79,779)	—	—
Repayments of other long-term obligations	(39,587)	(66,288)	(119,344)
Issuance of common shares	2,990	8,012	12,079
Proceeds (payment) on termination of interest rate swaps	(1,419)	6,300	—
Advances (repayments) under revolving term credit facility, including financing costs	(1,300)	(282,550)	169,800
Repayment of Executive Stock Purchase Plan loans	—	—	9,988

Net cash provided by (used in) continuing financing activities	(119,095)	(334,526)	72,523

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(3,770)	(2,476)	(790)
Net cash provided by (used in) investing activities	(47)	(5)	93

Net cash used in discontinued operation	(3,817)	(2,481)	(697)

Effect of exchange rate changes on cash and cash equivalents	173	762	1,125

Net increase (decrease) in cash and cash equivalents	410,965	(98,937)	77,181
Cash and cash equivalents, beginning of year	34,324	133,261	56,080

Cash and cash equivalents, end of year	$445,289	$34,324	$133,261

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2005

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  On June 29, 2005, Biovail Corporation ("Biovail" or the "Company") was continued under the Canada Business Corporations Act, as authorized by the Company's shareholders at the Company's Annual and Special Meeting of Shareholders on June 28, 2005. Prior to June 29, 2005, the Company was incorporated under the Business Corporations Act (Ontario).

  The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are central nervous system, cardiovascular (including Type II diabetes), and pain management. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BVF".

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

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of all its wholly-owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain agreements, management relies on estimates and assumptions made by the Company's third-party licensees. Significant estimates made by management include allowances for inventories, provisions for product returns, rebates and chargebacks, the useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets and investments for impairment, the realizability of deferred tax assets, and the allocation of the purchase price of acquired assets and businesses. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial position and results of operations could be materially impacted.

  Fair value of financial instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to their short maturity periods. The fair values of marketable securities, long-term investments, long-term obligations, and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

  Cash and cash equivalents

  Cash and cash equivalents include certificates of deposit, treasury bills, investment-grade commercial paper and money market funds with original maturities of 90 days or less when purchased.

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

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, and estimated time required to sell, such inventories. Obsolete inventory and rejected product are written off to cost of goods sold.

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

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes capitalized interest costs attributable to major capital projects prior to the related assets becoming available for productive use. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

  Intangible assets

  Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. The Company does not have any indefinite-lived intangible assets. Intangible assets are reported at cost, less accumulated amortization. With the exception of the participating interest noted below, amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	7-20 years
Technology	15 years

  In 2003, the Company obtained a participating interest in the gross profit on sales of generic omeprazole (as described in note 5 — Acquisitions and Disposition of Intangible Assets). This interest was amortized on a proportionate basis relative to the revenue received from this interest.

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

  An evaluation of the carrying value of long-lived assets is required if indicators of potential impairment are present, such as damage or obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. There were no significant indications of impairment of the carrying values of the Company's long-lived assets at December 31, 2005, with the exception of the long-lived assets associated with the Company's Nutravail division (as described in note 4 — Discontinued Operation).

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment by comparing the fair value of the reporting unit to which the goodwill relates to the carrying value of the reporting unit. A reporting unit is the same as, or one level below, an operating segment. The Company has one reporting unit, which is comprised of its operating segment. The Company tests goodwill for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the fair value of the Company's reporting unit may be below its carrying value.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization and are recorded in other assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Deferred compensation plan

  The Company maintains a deferred compensation plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The assets of this plan are placed in trust, and are recorded in other assets with a corresponding liability recorded in long-term obligations. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the Company in the event of bankruptcy, thereby qualifying this trust as a rabbi trust for U.S. income tax purposes. Changes in the value of the assets held by this trust, and a corresponding charge or credit to compensation expense to reflect the fair value of the amount owed to the participants, are recognized in net income or loss.

  Derivative financial instruments

  From time to time, the Company utilizes derivative financial instruments to manage its exposure to interest rate risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. For a derivative financial instrument that is designated and qualifies as a highly effective fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument and the respective offsetting loss or gain on the underlying hedged item recognized in net income or loss. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

  Deferred leasehold inducements

  Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease.

  Foreign currency translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income in shareholders' equity. Foreign currency gains and losses related to the remeasurement of the Company's Irish operation into its U.S. dollar functional currency are recognized in net income or loss.

  Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income or loss.

  Revenue recognition

  Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured. Management evaluates revenue arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: the delivered item has standalone value to the customer; the fair value of any undelivered items can be reliably determined; and the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

  Product sales

  Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks, as well as fees related to the Company's distribution services agreements with certain of its U.S. wholesale customers. In connection with these provisions related to sales of products manufactured by the Company for distribution by third-party licensees, the Company relies on estimates and assumptions made by these licensees. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for these discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company's products and inventory levels of the Company's products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for these rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

  Research and development

  Research and development revenue attributable to the performance of contract services is recognized as the services are performed, using the percentage-of-completion method. Performance is measured based on units-of-work performed relative to total units-of-work contracted. On long-term research and development collaborations, revenue is recognized on a proportionate basis relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and profit margin related to these collaborations that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these collaborations that are in excess of costs and profit margin are recorded in deferred revenue. Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

  Royalty

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

  Other

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company did not earn any co-promotion revenue in 2005 or 2004.

  Licensing revenue is deferred and recognized on a systematic basis over the licensing period.

  Shipping and handling costs

  Shipping and handling costs comprising freight-out are included in cost of goods sold. The Company generally does not charge customers for shipping and handling costs.

  Research and development expenses

  Costs related to proprietary research and development programs are expensed as incurred. The Company may be required to make milestone payments under research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2005 or 2004. Milestone payments made to third parties are expensed as incurred prior to the receipt of regulatory approval. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful lives of the related products.

  Costs associated with revenue generated from research and development collaborations, and with providing contract research services are included in research and development expenses. These costs were $19,017,000, $12,513,000 and $9,276,000 in 2005, 2004 and 2003, respectively.

  Acquired research and development expense

  The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, which have not reached technological feasibility at the date of acquisition and have no alternative future use.

  The efforts required to develop the acquired research and development into commercially viable products may include the completion of the development stages of these projects, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to these projects may include the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

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

  Advertising costs

  Advertising costs comprise product samples, print media and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the advertisement. The Company did not have any deferred advertising costs at December 31, 2005 or 2004.

  Advertising costs expensed in 2005, 2004 and 2003 were $17,507,000, $29,040,000 and $23,013,000, respectively. These costs are included in selling, general and administrative expenses.

  Co-promotion fees

  Co-promotion fees payable by the Company are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses. The Company did not incur any co-promotion fees in 2005 or 2004.

  Stock-based compensation

  Under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income or loss and earnings or loss per share must be presented in the financial statements as if the fair value-based method had been applied.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income or loss in 2005, 2004 or 2003. However, the Company recorded compensation expense or recovery in those years for stock options granted (at the date of acquisition) to the employees of DJ Pharma, Inc. ("DJ Pharma"), as well as compensation expense in 2005 for modifications to the terms of certain existing stock option grants. The following table presents the Company's pro forma net income or loss and earnings or loss per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	2005	2004	2003
Net income (loss) as reported	$236,221	$160,994	$(27,265)
Pro forma stock-based compensation expense determined under fair value-based method	(4,447)	(20,403)	(16,903)

Pro forma net income (loss)	$231,774	$140,591	$(44,168)

Basic and diluted earnings (loss) per share
As reported	$1.48	$1.01	$(0.17)
Pro forma	$1.45	$0.88	$(0.28)

  The weighted average fair values of all stock options granted during 2005, 2004 and 2003 were $7.65, $8.09 and $11.48, respectively, estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected option life (years)	4.0	4.0	4.0
Volatility	53.3%	55.8%	54.7%
Risk-free interest rate	3.7%	3.7%	3.9%
Dividend yield(1)	—%	—%	—%

  (1)
  In November 2005, the Company's Board of Directors approved a dividend policy that contemplates the payment of quarterly dividends. The declaration of future dividends pursuant to the dividend policy will be subject to the discretion of the Board and will be dependant upon the Company's consolidated financial condition and operating results. For options granted subsequent to the implementation of the dividend policy, the Black-Scholes option-pricing model is expected to incorporate a 2% dividend yield.

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

  The Company's provision for income taxes is based on a number of estimates and assumptions made by management. The Company's consolidated income tax rate is affected by the amount of income earned in its various operating jurisdictions and the rate of taxes payable in respect of that income. The Company enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. Management must therefore make estimates and judgments based on its knowledge and understanding of domestic and international tax rules in determining the Company's consolidated tax provision. For example, certain countries in which the Company operates could seek to tax a greater share of income than has been provided for by management. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions management has used in determining the Company's consolidated tax provisions and accruals. This could result in a material effect on the Company's consolidated income tax provision and consolidated results of operations, financial position and cash flows for the period in which such determinations are made.

  Earnings or loss per share

  Basic earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effect of stock options is determined using the treasury stock method.

  Comprehensive income or loss

  Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized holding gains or temporary losses on available-for-sale investments. Accumulated other comprehensive income is recorded as a component of shareholders' equity.

  Recent accounting pronouncements

  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS No. 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 151 beginning January 1, 2006. The adoption of SFAS No. 151 will not have a material effect on the Company's consolidated results of operations and financial position.

  In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which revises SFAS No. 123 and supercedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate option-pricing model to be used for valuing share-based payments and the transition method to be used at date of adoption. The transition alternatives are the modified-prospective and modified-retrospective methods. Both of these methods require that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption; however, under the modified-retrospective method, prior periods are restated by recognizing compensation cost in amounts previously reported in the pro forma note disclosures under SFAS No. 123. Prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R was effective at the beginning of the first interim or annual period after June 15, 2005. On April 14, 2005, the U.S. Securities and Exchange Commission ("SEC" or the "Commission") delayed the effective date of SFAS No. 123R until the beginning of the first annual period commencing after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123R beginning January 1, 2006, using the modified-prospective method. The Company intends to use the Black-Scholes option-pricing model to estimate the value of stock-based compensation. The actual amount of compensation expense is dependent on a number of factors including the number of stock options granted and fluctuations in the Company's stock price. The Company expects that the adoption of SFAS No. 123R will have a material negative impact on its consolidated results of operations.

  In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Accordingly, the Company is required to adopt SFAS No. 153 for non-monetary transactions occurring on or after January 1, 2006.

  In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied as of the beginning of the earliest period for which retrospective application is practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, the Company is required to adopt SFAS No. 154 beginning January 1, 2006.

3.     RESTRUCTURING

  On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the United States and Puerto Rico, to Kos Pharmaceuticals, Inc. ("Kos"). The Company will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. The Company will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to U.S. Food and Drug Administration ("FDA") approval, the Company will be the exclusive manufacturer and supplier of the combination product to Kos. In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugs Teveten and Teveten HCT.

  At the date of the transaction, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000. Kos may make additional payments to the Company related to the development of the combination product; however, the Company will only recognize these payments if the development milestones are achieved. The up-front cash consideration was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and will be recognized in income tax expense on the same seven-year, straight-line basis.

  The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. The Company recorded a $25,507,000 write-down of the carrying value of the Teveten and Teveten HCT product rights to reflect their estimated fair value of $53,700,000 (determined based on an independent valuation) at the date of transfer. The Company recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56,719,000, which comprised the estimated fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not transferred to Kos were written off to cost of goods sold.

  Revenue and related costs associated with the manufacture and sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos. Under the terms of the Cardizem® LA distribution agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. The maximum potential exposure under this indemnity is $25,000,000 until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. The Company is aware that a competitor is seeking FDA approval for a generic version of Cardizem® LA in multiple dosage formats. The Company continually assesses the probability, amount, and timing of future payments, if any, that it may be required to make to Kos under this indemnity. The Company believes that it can make a reasonable estimate for any potential obligation that may exist. At December 31, 2005, the Company estimated that no obligation existed under this indemnity.

  Concurrent with the Kos transaction, the Company restructured its U.S. commercial operations. As a result, the Company reduced its primary-care and specialty sales forces by 307 positions, and its general and administrative functions by 30 positions. The Company notified the affected employees on May 2, 2005. In addition, Kos offered employment to 186 of the Company's sales representatives, of which 164 accepted positions with Kos. The Company retained 85 specialty sales representatives who will initially focus exclusively on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and women's health-care practitioners. In 2005, the Company incurred restructuring charges of $19,810,000, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. The Company did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that the Company will continue to incur without economic benefit. A summary of restructuring costs is as follows:

	Costs Incurred	Paid or Settled	Liability at December 31 2005
Employee termination benefits	$13,098	$(13,098)	$—
Contract termination costs	5,309	(3,738)	1,571
Professional fees and other	1,403	(1,403)	—

	$19,810	$(18,239)	$1,571

  At December 31, 2005, the liability for contract termination costs is related to a facility lease that will be settled over the remaining 10-year term of this lease.

4.     DISCONTINUED OPERATION

  On September 28, 2005, the Company's Board of Directors committed to a plan to sell the Company's Nutravail division. Nutravail develops and manufactures nutraceutical and food-ingredient products. This business is not considered strategic to the Company's core pharmaceutical operations. The Company has received an offer of $3,000,000 from a third-party to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. The Company believes that a sale transaction may be completed in the first half of 2006.

  On the consolidated balance sheet at December 31, 2005, the net assets of Nutravail are reported as held for sale at their estimated fair value of $3,000,000 based on the purchase offer received. Consequently, the Company recorded a $5,570,000 write-down of the carrying values of Nutravail's long-lived assets. The net assets held for sale are as follows:

At December 31 2005
Current asset
Inventory	$1,893

Long-term assets
Machinery and equipment	2,272
Other equipment and leasehold improvements	2,034
Technology	2,371
Less write-down of assets	(5,570)

1,107

Net assets held for sale	$3,000

  Because of the distinct nature of its business, Nutravail has identifiable operations and cash flows that are clearly distinguishable from the rest of the Company. Nutravail's operations and cash flows will be eliminated from the ongoing operations of the Company as a result of the sale transaction, and the Company will not have any significant continuing involvement in the operations of Nutravail after it is sold. Accordingly, Nutravail has been reported as a discontinued operation in the Company's consolidated statements of income or loss and cash flows, for the current and prior periods.

  For the years ended December 31, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	2005	2004	2003
REVENUE
Product sales	$2,397	$4,344	$8,759
Research and development	1,042	1,173	1,426
Royalty and other	2,093	1,870	1,787

	5,532	7,387	11,972

EXPENSES
Cost of goods sold	4,202	6,343	7,259
Research and development	1,931	2,111	1,945
Selling, general and administrative	4,200	3,876	2,975
Amortization	204	272	272

	10,537	12,602	12,451

Loss from discontinued operation before write-down of assets	(5,005)	(5,215)	(479)
Write-down of assets	(5,570)	—	—

Loss from discontinued operation	$(10,575)	$(5,215)	$(479)

5.     ACQUISITIONS AND DISPOSITION OF INTANGIBLE ASSETS

  Year ended December 31, 2005

  Glumetza™

  In May 2002, the Company licensed from Depomed, Inc. ("Depomed") the rights to manufacture and market 500 mg tablets of Glumetza™ (metformin hydrochloride ("HCl")) in the United States and Canada. Glumetza™ is indicated for the treatment of Type II diabetes and the 500 mg formulation utilizes Depomed's Gastric Retention drug delivery technology. The Company agreed to pay Depomed a $25,000,000 milestone fee on regulatory approval of Glumetza™, as well as royalties on any future sales of the 500 mg tablets.

  In April 2004, the Company and Depomed amended certain terms of the license agreement, such that the Company would pay Depomed a royalty on any future sales of Biovail's 1,000 mg formulation of Glumetza™, which utilizes the Company's drug delivery technology. In exchange, the Company was able to use Depomed's clinical data to support and accelerate regulatory submissions for the Company's 1,000 mg formulation.

  In May and June 2005, the Company and Depomed received approval from the Therapeutic Products Directorate in Canada and the FDA for the 500 mg and 1,000 mg Glumetza™ tablets. In July 2005, the Company made a $25,000,000 milestone payment to Depomed associated with the receipt of regulatory approval, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of 10 years.

  In December 2005, the Company and Depomed agreed to revise the license agreement, such that the Company will retain exclusive manufacturing and marketing rights to the 500 mg and 1,000 mg formulations of Glumetza™ in Canada, and Depomed will have the exclusive manufacturing and marketing rights to these products in the United States. The Company believes that the carrying value of the Glumetza™ product right was fully recoverable at December 31, 2005, based on the estimated undiscounted future cash flows related to forecasted sales of Glumetza™ in Canada.

  Year ended December 31, 2004

  Cedax

  In July 2004, the Company terminated its sub-license and manufacturing agreements with Schering-Plough Corporation ("Schering") to market and distribute Cedax in the United States. The Company had obtained the co-exclusive rights to Cedax through its acquisition of DJ Pharma in October 2000. Shionogi & Co., Ltd. of Japan and its affiliates ("Shionogi") assumed the marketing and distribution of Cedax in the United States from Schering. Shionogi agreed to pay the Company $3,000,000 in consideration for the transfer of the Company's rights under the sub-license agreements, and Shionogi may pay the Company up to an additional $3,000,000 contingent on the achievement of certain target annual gross sales of Cedax. The Company will only recognize this contingent consideration if Shionogi realizes the sales targets. Shionogi also acquired the Company's remaining Cedax inventories and promotional materials. This transaction resulted in a gain on disposal of $1,471,000, which is netted against the write-down of assets in 2004.

  Year ended December 31, 2003

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

  Tramadol products

  In April 2002, (as amended in September 2003 and February 2004), the Company licensed the rights to market six products under development by Ethypharm S.A. ("Ethypharm"). The products under development included Ethypharm's orally disintegrating tablet ("ODT") formulations of the analgesic tramadol HCl and combination of tramadol HCl and acetaminophen ("APAP"). Tramadol is indicated for the treatment of moderate to moderately severe chronic pain.

  In September 2003 (as amended in February 2004 to confirm conditions that existed at December 31, 2003), the Company acquired Ethypharm's remaining interest in Tramadol ODT (including all relevant patents) for $16,000,000. Through this acquisition, the Company extinguished any future milestone or royalty obligations that it may have had to Ethypharm related to Tramadol ODT, except for a $1,000,000 milestone payment if Tramadol ODT was approved by the FDA. In addition to Tramadol ODT, the Company acquired Ethypharm's remaining interest in Tramadol APAP (including all relevant patents). The Company will pay Ethypharm a royalty on any future sales of Tramadol APAP.

  The Company will pay up to $45,000,000 in milestone payments on the first regulatory approval in the United States or Canada of the four other products under development, as well as royalties on any future sales of these products.

  Acquired research and development

  At the dates of acquisition, Tramadol ODT was in a late-stage clinical phase of development and Tramadol APAP was in a pre-clinical phase of development, and neither of these products had been submitted for approval by the FDA. In May 2005, the Company received FDA approval for Tramadol ODT. In July 2005, the Company made a $1,000,000 milestone payment to Ethypharm associated with the receipt of FDA approval, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of eight years.

  Ativan® and Isordil®

  In May 2003, the Company acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") the rights to Ativan® (lorazepam) and Isordil® (isosorbide dinitrate) in the United States. Ativan® is indicated for the management of anxiety disorders and Isordil® is indicated for the prevention of angina pectoris due to coronary artery disease. Wyeth will manufacture and supply Ativan® and Isordil® to the Company until November 2006. The Company made two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). The Company also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® line extension products to be sold in the United States. The Company also agreed to pay Wyeth royalties on any future sales of any Ativan® line extension products that may have been developed and marketed by the Company, as well as a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may have been developed by the Company.

  The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $146,342,000, and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate of 3.00%, which was comparable to the Company's available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

  The fair values of the acquired assets were determined using an income approach. The discount rate used to present value the estimated future cash flows related to the Ativan® and Isordil® trademarks, product rights and technology was 10.5%, which incorporated the weighted average cost of capital of companies (including Biovail) operating in the branded drug industry, as well as a risk premium to take into consideration the risks associated with marketing a single drug versus a portfolio of drugs.

  The trademarks are being amortized over their estimated useful lives of 20 years. The product rights and technology are being amortized over their estimated useful lives of 15 years. The estimated weighted average useful life of the trademarks, product rights and technology is approximately 19 years.

  Acquired research and development

  At the date of acquisition, the Ativan® line extension products were in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to the Ativan® line extension products were in the range of 30% to 35%. These products are modified versions of the sublingual formulation already available in Canada. Given the existing knowledge and technology with respect to the Canadian sublingual formulation, the risks associated with the development of these products were substantially less than if these products represented novel formulations. As a result, the discount rates reflected a lower risk premium than would otherwise be applied to products in a pre-clinical stage of development. The cost to complete the development of these products was estimated to be up to $23,500,000. In December 2005, the Company decided to terminate the development programs for the Ativan® line extension products. As a result, the Company will not be required to make the additional rights payment to Wyeth; however, the lost contribution from these line extension products may have a material effect on the Company's future consolidated results of operations and cash flows. The Company believes that the carrying values of the Ativan® and Isordil® intangible assets were fully recoverable at December 31, 2005, based on the estimated undiscounted future cash flows related to the existing Ativan® and Isordil® products.

  Athpharma products

  In April 2003, the Company entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition. The four products under development are Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation for the treatment of angina, Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of these products.

  Acquired research and development

  At the date of acquisition, the Athpharma products were in various phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products incorporated a significant risk premium specific to each product's stage of development at the date of acquisition and probability of technical success, as follows:

Product	Phase of Development	Discount Rate
Isochron	Investigational New Drug Application ("IND") approved; preparing for Phase III clinical trials	45%
Bisochron	IND filed	50%
Hepacol I	Formulation development	60%
Hepacol II	Pre-formulation	70%

  The Company's share of the costs to complete the development of these products was estimated to be $20,000,000. The following values were assigned to these products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000 and Hepacol II — $2,565,000.

  The Company is currently negotiating with Athpharma to amend the development and license agreement.

  Generic omeprazole

  In May 2003, the Company paid $35,500,000 to the previous owners of Pharma Pass LLC (a company acquired by Biovail in December 2002) related to an additional participating interest in the gross profit on sales of generic omeprazole owned by those parties. The generic omeprazole product right was being amortized on a proportionate basis relative to the revenue received from this interest. Amortization expense of $1,121,000 and $34,379,000 was recorded in 2004 and 2003, respectively, as the Company had received all of the revenue from this interest by March 31, 2004.

6.     ACQUISITION OF BUSINESS

  BNC-PHARMAPASS

  Description of acquisition

  In July 2003, the Company and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of three products. These products were carvedilol, a beta-blocker indicated for the treatment of congestive heart failure, eprosartan, indicated for the treatment of hypertension, and tamsulosin, indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. PPII agreed to complete the formulation work in connection with these products. The Company agreed to pay the cost of all clinical trials and certain other development costs related to these products. The Company had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

  Subsequent to the date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and the Company's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003. The Company's share of the fair values of the three products under development of $26,420,000 was recorded as a charge to acquired research and development expense in 2003.

  In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through the withdrawal of the remaining $4,319,000 of cash from BNC-PHARMAPASS. In February 2004, the Company acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. The Company and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in the Company's share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 charge to acquired research and development expense in 2004.

  Acquired research and development

  At the dates of acquisition, the carvedilol, eprosartan and tamsulosin products were in pre-formulation and formulation phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 45% and the costs to complete the development of these products were estimated to be $50,000,000. The Company is continuing the development programs for carvedilol and eprosartan, which are in early clinical phases of development.

7.     CASH AND CASH EQUIVALENTS

	2005	2004
Cash and certificates of deposit	$51,110	$33,562
Treasury bills	205,642	—
Commercial paper	94,878	—
Money market funds	93,659	762

	$445,289	$34,324

8.     MARKETABLE SECURITIES

  The amortized cost and estimated fair value of marketable securities were as follows:

	2005
	Amortized cost	Unrealized losses	Fair value
Maturing within one year	$511	$(6)	$505
Maturing after one year	6,920	(61)	6,859

	$7,431	$(67)	$7,364

	2004
	Amortized cost	Unrealized losses	Fair value
Maturing within one year	$5,020	$(4)	$5,016

9.     ACCOUNTS RECEIVABLE

	2005	2004
Trade	$124,845	$139,576
Less allowances for doubtful accounts and cash discounts	4,300	4,716

	120,545	134,860
Royalties	5,032	7,011
Other	7,122	6,891

	$132,699	$148,762

  A significant portion of the Company's product sales is made to its third-party licensees, as well as major drug wholesalers in the United States and Canada. The three largest customer balances accounted for 57% and 62% of trade receivables at December 31, 2005 and 2004, respectively.

10.   INVENTORIES

	2005	2004
Raw materials	$54,525	$48,801
Work in process	11,416	14,862
Finished goods	23,532	46,491

	$89,473	$110,154

11.   LONG-TERM INVESTMENTS

	2005	2004
Ethypharm	$30,000	$30,000
Depomed	26,102	23,646
Reliant Pharmaceuticals, LLC	6,259	8,929
Western Life Sciences Venture Fund	—	872
Other	4,060	4,599

	$66,421	$68,046

  Ethypharm

  In April 2002, the Company invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm. This investment is being accounted for using the cost method.

  In December 2004, the Company recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment. The Company continues to evaluate Ethypharm's financial condition, results of operations and cash flows for additional indications of impairment.

  Depomed

  In July 2002, the Company invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of Depomed. In April 2003, in connection with a private placement by Depomed, the Company acquired an additional 1,626,154 common shares of Depomed for $3,533,000. The Company also obtained warrants to acquire 569,154 shares of Depomed, which are exercisable from July 2003 until April 2008 at an exercise price of $2.16 per share. The Company has not exercised these warrants.

  The investment in Depomed has been classified as being available-for-sale. At December 31, 2005 and 2004, the Company's investment represented approximately 10% and 12% of the issued and outstanding common shares of Depomed. The Company recorded unrealized holding gains of $2,456,000 and $20,572,000 in 2005 and 2003, respectively, and an unrealized holding loss of $6,916,000 in 2004, in other comprehensive income to reflect changes in the fair value of this investment.

  Reliant Pharmaceuticals, LLC ("Reliant")

  In December 2003, in connection with the collection of its loan receivable from Reliant (as described in note 24 — Commercial Alliances), the Company subscribed to $8,929,000 of Series D Preferred Units of Reliant. At December 31, 2005 and 2004, the Company's investment represented less than 2% of the total issued and outstanding common and preferred units of Reliant. This investment is being accounted for using the cost method.

  In December 2005, the Company assessed the financial performance of Reliant compared with its business plans, as well as its current financial condition and future earnings prospects. This assessment indicated that the carrying value of the Company's investment in Reliant may not be fully realized in the foreseeable future. As a result, the Company recorded a $2,670,000 write-down to the carrying value of its investment in Reliant to reflect an other-than-temporary decline in the estimated fair value of this investment. The Company will continue to monitor Reliant's near-term financial condition, results of operations and cash flows for additional indications of impairment.

  Western Life Sciences Venture Fund

  In December 2001, the Company committed to an aggregate capital contribution of approximately $7,790,000 to a limited partnership under the name of Western Life Sciences Venture Fund. The purpose of this fund is to invest in early-stage biotechnology companies. The Company has the exclusive right to negotiate for the distribution, sales, marketing or licensing rights to any products of the investee companies of this fund. This investment is denominated in Canadian dollars and is being accounted for using the equity method.

  At December 31, 2005 and 2004, the Company had invested a total of $5,795,000 to acquire Class A units of this fund. At December 31, 2005 and 2004, the Company's investment represented approximately 29% and 28%, respectively, of the total issued and outstanding Class A units. In 2005, 2004 and 2003, the Company's share of the net losses of this fund was $1,160,000, $4,179,000 and $1,010,000, respectively. At December 31, 2005, the Company provided $554,000 for its cumulative share of the net losses of this fund in excess of its investment to date, as the Company has committed to provide additional capital contributions.

12.   PROPERTY, PLANT AND EQUIPMENT

	2005		2004
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	$11,942	$—	$11,764	$—
Buildings	101,587	17,373	83,136	13,526
Machinery and equipment	111,365	48,418	102,099	36,575
Other equipment and leasehold improvements	78,093	37,629	71,851	32,193

	302,987	$103,420	268,850	$82,294

Less accumulated depreciation	103,420		82,294

	$199,567		$186,556

  At December 31, 2005 and 2004, the cost of property, plant and equipment included $36,258,000 and $18,389,000, respectively, of assets under construction or awaiting FDA approval and not available for productive use. Interest capitalized amounted to $164,000 and $222,000 in 2005 and 2004, respectively.

  Depreciation expense amounted to $27,977,000, $22,259,000 and $15,351,000 in 2005, 2004 and 2003, respectively.

13.   INTANGIBLE ASSETS

	2005		2004
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks
Cardizem®	$406,058	$103,044	$406,058	$82,841
Vasotec® and Vaseretic®	165,855	30,729	165,855	22,439
Ativan® and Isordil®	107,542	14,026	107,542	8,649
Other	24,243	3,736	24,243	2,524

	703,698	151,535	703,698	116,453
Product rights
Zovirax®	173,518	38,488	173,518	30,036
Vasotec® and Vaseretic®	79,500	18,541	79,500	13,241
Cardizem® LA	56,719	5,402	—	—
Wellbutrin® and Zyban®	45,000	9,000	45,000	6,000
Glumetza™	25,000	1,458	—	—
Tiazac®	22,750	10,934	22,750	9,372
Ativan® and Isordil®	16,041	2,747	16,041	1,677
Teveten and Teveten HCT	—	—	94,341	13,561
Other	24,623	10,695	28,623	10,990

	443,151	97,265	459,773	84,877
Technology
Ativan® and Isordil®	2,156	349	2,156	206
Other	14,800	4,380	18,885	4,903

	16,956	4,729	21,041	5,109

	1,163,805	$253,529	1,184,512	$206,439

Less accumulated amortization	253,529		206,439

	$910,276		$978,073

  Amortization expense amounted to $68,938,000, $66,048,000 and $139,357,000 in 2005, 2004 and 2003, respectively.

  Annual amortization expense, related to intangible assets recorded at December 31, 2005, for each of the five succeeding years ending December 31 is as follows:

2006	$68,471
2007	68,471
2008	68,471
2009	68,471
2010	68,405

  Product rights have an estimated weighted average useful life of approximately 14 years. Total intangible assets have an estimated weighted average useful life of approximately 18 years.

14.   OTHER ASSETS

	2005	2004
Zovirax®, net of accumulated amortization of $5,201 in 2005	$35,455	$40,656
Deferred compensation trust fund	7,398	6,892
Deferred financing costs, net of accumulated amortization of $12,185 in 2005 and $9,396 in 2004	7,120	9,265
Withholding tax, net of accumulated amortization of $700 in 2005	6,650	—
Loan receivable	665	625
Other	2,218	6,002

	$59,506	$63,440

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GlaxoSmithKline plc ("GSK"), including the reduction in the supply price for this product. In consideration for these amendments the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The annual instalment payments were present valued using an imputed interest rate of 3.74%, which was comparable to the Company's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $40,656,000, which is being amortized to cost of goods sold on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price. Amortization of this asset began in 2005.

  Deferred financing costs

  In 2005 and 2004, the Company recorded write-downs of deferred financing costs of $656,000 and $1,200,000, respectively, as the result of reductions in the borrowing capacity under its revolving term credit facility.

  Withholding tax

  In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 3 — Restructuring). This withholding tax is being amortized to income tax expense on a straight-line basis over seven years.

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

15.   ACCRUED LIABILITIES

	2005	2004
Product returns	$23,205	$30,421
Employee costs	19,773	16,052
Product rebates, chargebacks and allowances	9,465	11,090
Professional fees	8,940	3,957
Interest	8,849	9,148
Distribution services agreement fees	4,885	1,319
Other	13,753	10,930

	$88,870	$82,917

16.   DEFERRED REVENUE

	2005	2004
Licensing fees and other	$106,480	$13,390
Customer prepayments	65,099	2,476
Research and development fees	6,700	8,800

	178,279	24,666
Less current portion	61,160	8,141

	$117,119	$16,525

  At December 31, 2005, licensing fees and other included the up-front cash consideration of $105,477,000 (net of accumulated amortization of $10,045,000) received by the Company in connection with the Kos transaction (as described in note 3 — Restructuring). This consideration is being amortized to product sales on a straight-line basis over seven years.

  At December 31, 2005, customer prepayments included $60,000,000 received by the Company from Ortho-McNeil, Inc. ("OMI"), a Johnson & Johnson company, which will be credited against OMI's future product purchases of Ultram® ER (as described in note 24 — Commercial Alliances).

  Effective January 1, 2000, the Company adopted the provisions of the SEC's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which was superseded by SAB No. 104 "Revenue Recognition". Total revenue in 2005, 2004 and 2003 included $3,400,000, $3,400,000 and $5,200,000, respectively, of amortization of revenue deferred on the adoption of SAB No. 101.

17.   LONG-TERM OBLIGATIONS

	2005	2004
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,551)	(1,916)
Fair value adjustment	2,103	7,443

	400,552	405,527
Zovirax® obligation	21,884	32,230
Vasotec® and Vaseretic® obligation	13,622	27,704
Deferred compensation	810	4,438
Ativan® and Isordil® obligation	—	9,037

	436,868	478,936
Less current portion	24,360	33,465

	$412,508	$445,471

  Interest expense on long-term obligations amounted to $33,998,000, $36,963,000 and $38,987,000 in 2005, 2004 and 2003, respectively.

  7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes")

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

  At December 31, 2005 and 2004, the aggregate market values of the Notes, based on quoted market prices, were approximately $414,400,000 and $412,000,000, respectively.

  Revolving term credit facility

  At December 31, 2005 and 2004, the Company had no outstanding borrowings under its revolving term credit facility. On May 25, 2005, the Company renewed this credit facility at $250,000,000 for a term of 364 days. The revolving period of this credit facility is renewable for additional 364-day terms. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding into a one-year term facility, repayable in four equal quarterly instalments. The interest rates charged under this credit facility and the financial covenants remain unchanged.

  At December 31, 2005 and 2004, the Company had a letter of credit issued under this credit facility of $17,600,000 and $36,666,000, respectively, which secures the remaining semi-annual payments the Company is required to make to Merck & Co., Inc. ("Merck") under the Vasotec® and Vaseretic® agreement. At December 31, 2005 and 2004, the Company had remaining balances of $232,400,000 and $363,334,000, respectively, available to borrow under its credit facility.

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

  Borrowings may be by way of U.S. dollar, London Interbank Offering Rate ("LIBOR") or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's financial covenant ratios at the time of such borrowing.

  Zovirax® obligation

  The Zovirax® obligation relates to the amendments to the Zovirax® distribution agreement. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The two remaining annual payments of $11,250,000 each are due on March 31 of 2006 and 2007.

  Vasotec® and Vaseretic® obligation

  This obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. This non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The two remaining semi-annual payments of $7,005,500 are due on April 1 and October 1 of 2006.

  Ativan® and Isordil® obligation

  This obligation reflected the remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.00%. The final payment was made on May 31, 2005.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Other	Total
2006	$—	$25,261	$25,261
2007	—	11,250	11,250
2010	400,000	—	400,000

Total gross maturities	400,000	36,511	436,511

Unamortized discounts	(1,551)	(1,005)	(2,556)
Fair value adjustment	2,103	—	2,103
Deferred compensation(1)	—	810	810

Total long-term obligations	$400,552	$36,316	$436,868

  (1)
  The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from this plan and, consequently, this obligation does not have a defined maturity.

18.   SHAREHOLDERS' EQUITY

  Stock Option Plans

  In June 2004, the Company adopted a new stock option plan (the "2004 Stock Option Plan") in replacement of its previous stock option plan and pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, directors, officers and consultants of the Company. The 2004 Stock Option Plan provides that a maximum of 5,000,000 common shares are issuable pursuant to the exercise of options. The options are granted at the fair market value of the underlying common shares at the date of grant and expire no later than 10 years from that date. At December 31, 2005, there were 2,124,625 outstanding options that are or may become exercisable under the terms of the 2004 Stock Option Plan.

  Under the Company's previous stock option plan established in 1993, as amended (the "1993 Stock Option Plan"), a maximum of 28,000,000 common shares were issuable pursuant to the exercise of options. The options were granted at the fair market value of the underlying common shares at the date of grant and expire no later than seven years from that date. On approval of the 2004 Stock Option Plan, the 1993 Stock Option Plan was frozen and no further grants of stock options will be made under that plan. The remaining 409,112 common shares that were reserved for the issuance of stock options under the 1993 Stock Option Plan were removed from the reserve. At December 31, 2005, there were 5,807,636 outstanding options that are or may become exercisable under the terms of the 1993 Stock Option Plan.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2005:

	Options (000s)	Weighted average exercise price
Outstanding balance, January 1, 2003	5,925	$28.23
Granted	2,304	27.66
Exercised	(663)	17.50
Forfeited	(234)	31.93

Outstanding balance, December 31, 2003	7,332	28.91
Granted	1,241	18.75
Exercised	(561)	13.51
Forfeited	(300)	26.40

Outstanding balance, December 31, 2004	7,712	28.49
Granted	2,192	17.32
Exercised	(187)	14.52
Forfeited	(1,785)	27.60

Outstanding balance, December 31, 2005	7,932	$25.94

  The following table summarizes information about options outstanding at December 31, 2005:

Range of exercise prices	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable (000s)	Weighted average exercise price
$ 3.52 – $10.50	41	0.6	$10.30	41	$10.30
17.00 – 25.00	4,608	3.0	19.31	2,624	20.51
27.72 – 41.00	2,339	1.9	32.62	2,020	32.68
42.00 – 48.07	944	1.3	42.41	936	42.36

	7,932	2.5	$25.94	5,621	$28.45

  Deferred Share Unit ("DSU") plans

  On May 4, 2005, the Company's Board of Directors adopted DSU plans for its Executive Chairman and non-employee directors, which entitles these directors to receive grants of DSUs. A DSU is a notional unit, equivalent in value to a common share. Each of these directors receives an annual grant of units under the DSU plans. In addition, these directors receive a portion of their annual compensation, and may elect to receive up to all of their annual retainer fees, in the form of DSUs. DSUs are credited with dividend equivalents when dividends are paid on the Company's common shares. Directors may not receive any payment in respect of the DSUs until they withdraw from the Board.

  The amount of compensation deferred is converted into DSUs based on the average trading price of the Company's common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense (but not below zero) throughout the deferral period to the extent that the trading price of its common shares decreases.

  At December 31, 2005, the Company's Executive Chairman held 87,763 DSUs and its non-employee directors held a total of 39,786 DSUs. As a result of an increase in the trading price of the Company's common shares between the grant date of these DSUs and December 31, 2005, the Company recorded $3,027,000 of compensation expense related to these DSUs in the period ended December 31, 2005.

  Employee Stock Purchase Plan ("EPP")

  The Company's EPP was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. A maximum of 1,200,000 common shares are issuable under the EPP. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the fair market value of the common shares on the date on which the eligible period ends. At December 31, 2005, a total of 106,007 common shares have been issued under the EPP.

  Executive Stock Purchase Plan ("ESPP") loans

  In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares of the Company on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company's rate for borrowings. Interest was payable quarterly in arrears. These loans were repaid on December 31, 2003.

  Accumulated other comprehensive income

  The components of accumulated other comprehensive income are as follows:

	2005	2004
Foreign currency translation adjustment	$32,907	$28,310
Unrealized holding gain on available-for-sale investments	16,237	13,772

	$49,144	$42,082

  Cash dividends

  Cash dividends declared and paid were $0.50 per share in 2005. No dividends were declared in 2004 or 2003.

19.   WRITE-DOWN OF ASSETS, NET OF GAIN ON DISPOSAL

  Year ended December 31, 2005

  In 2005, the Company recorded a charge of $29,230,000 related to the write-down of the following assets:

  In December 2005, the Company recorded a $2,670,000 write-down to the carrying value of its investment in Reliant (as described in note 11 — Long-Term Investments).

  In June 2005, the Company terminated its license agreement with Procyon Biopharma Inc. ("Procyon") related to Fibrostat, and wrote off its $727,000 investment in convertible debentures of Procyon.

  In May 2005, the Company recorded a $25,507,000 write-down on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 3 — Restructuring), as well as costs to transfer of $326,000.

  Year ended December 31, 2004

  In 2004, the Company recorded a net charge of $40,685,000 related to the write-down or gain on disposal of the following assets:

  In December 2004, the Company recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm (as described in note 11 — Long-Term Investments).

  In November 2004, following a decision not to reformulate the Rondec product line, the Company evaluated the fair value of the related product rights and determined that they had been permanently impaired. Accordingly, the Company recorded a charge of $4,354,000 to write off the remaining carrying value of the Rondec product rights.

  In July 2004, the Company recorded a gain of $1,471,000 on the disposal of the Cedax product rights (as described in note 5 — Acquisitions and Disposition of Intangible Assets).

  Year ended December 31, 2003

  In 2003, the Company recorded a charge of $45,081,000 related to the write-down of the following assets:

  In December 2003, the Company evaluated the current and forecasted market shares at the time for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, the Company recorded a charge of $43,400,000 to write down the carrying values of these product rights to their estimated fair values.

  In December 2003, the Company recorded a charge of $1,681,000 related to the write-down of goodwill associated with its Swiss subsidiary, Biovail S.A., due to a decline in royalties earned on the sales of products out-licensed by this subsidiary.

20.   SETTLEMENTS

  Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva Pharmaceuticals USA, Inc., Mylan Pharmaceuticals Inc. ("Mylan"), Mylan Laboratories Inc.

  In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised a recovery for the profit lost by the Company on sales of Nifedical XL, compensation for the value of dated Nifedical XL in inventory, a reduction of legal and other expenses incurred by the Company during the six months ended June 30, 2003, and interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sublicense to U.S. Patent No. 4,264,446.

  Elan Corporation, plc ("Elan")

  In June 2003, the Company settled with Elan with respect to the termination of the Company's rights to Elan's 30 mg and 60 mg generic versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of these products.

  Eli Lilly and Company ("Lilly")

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised: a recovery of the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written off by the Company in December 2001; the recoverable value of the Keftab product right recorded in intangible assets; compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly; a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003; and interest.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's breach of contract relating to its failure to supply verapamil (generic Verelan) to the Company. The settlement payment comprised: a recovery of the profit lost by the Company on sales of its generic version of Verelan; a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003; and interest.

  Settlement payments

  In 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company's lost profits on sales of Nifedical XL, Keftab and its generic version of Verelan, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. In addition, the Company recorded $14,554,000 of the settlement payment from Lilly as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

21.   INCOME TAXES

  The components of the provision for (recovery of) income taxes are as follows:

	2005	2004	2003
Current
Domestic	$450	$485	$400
Foreign	22,100	8,465	(4,400)

	22,550	8,950	(4,000)
Deferred
Domestic	—	—	—
Foreign	—	—	—

	—	—	—

	$22,550	$8,950	$(4,000)

  The reported provision for, or recovery of, income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income or loss before provision for, or recovery of, income taxes. The reasons for this difference and the related tax effects are as follows:

	2005	2004	2003
Income (loss) from continuing operations before provision for (recovery of) income taxes	$269,346	$175,159	$(30,786)
Loss from discontinued operation	(10,575)	(5,215)	(479)

Income (loss) before provision for (recovery of) income taxes	258,771	169,944	(31,265)
Expected Canadian statutory rate	36.5%	36.5%	34.1%

Expected provision for (recovery of) income taxes	94,451	62,030	(10,661)
Non-deductible amounts
Amortization	22,725	23,472	45,343
Equity loss	423	1,525	344
Acquired research and development	—	3,154	42,530
Foreign tax rate differences	(153,686)	(163,648)	(143,719)
Unrecognized income tax benefit of losses	43,067	78,991	56,606
Withholding taxes on foreign income	3,900	—	—
Other	11,670	3,426	5,557

	$22,550	$8,950	$(4,000)

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Deferred income taxes have been provided for the following temporary differences:

	2005	2004
Deferred tax assets
Tax loss carryforwards	$187,485	$165,113
Scientific Research and Experimental Development pool	49,451	37,991
Investment tax credits	34,236	27,552
Provisions	34,022	33,982
Plant, equipment and technology	17,503	12,457
Deferred revenue	11,856	—
Deferred financing and share issue costs	240	6,701
Other	2,480	4,667

Total deferred tax assets	337,273	288,463
Less valuation allowance	(333,942)	(284,080)

Net deferred tax assets	3,331	4,383

Deferred tax liabilities
Prepaid expenses	1,738	2,642
Intangible assets	964	1,043
Other	629	698

Total deferred tax liabilities	3,331	4,383

Net deferred income taxes	$—	$—

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2005 and 2004, the valuation allowance increased by $49,862,000 and $76,148,000, respectively. The increases in the valuation allowance were mainly related to accumulated tax losses and tax credit carryforwards.

  At December 31, 2005, the Company had accumulated tax losses of approximately $17,000,000 available for federal purposes and approximately $52,700,000 available for provincial purposes in Canada, which expire in 2015. The Company also had approximately $32,900,000 of unclaimed Canadian investment tax credits, which expire from 2006 to 2015. These losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively.

  In addition, the Company has pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $169,800,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  The eventual payment of the Company's U.S. dollar denominated Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2005, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $148,000,000. If the Notes had been paid at December 31, 2005, one-half of this foreign exchange gain would have been included in the Company's taxable income, which would have resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above. The eventual payment of the Notes will not result in a foreign exchange gain or loss being recognized in the Company's consolidated financial statements, as these statements are prepared in U.S. dollars.

  At December 31, 2005, the Company has accumulated tax losses of approximately $460,200,000 for federal and state purposes in the United States, which expire from 2007 to 2025. These losses can be used to offset future years' U.S. taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

22.   EARNINGS OR LOSS PER SHARE

  Earnings (loss) per share were calculated as follows:

	2005	2004	2003
Net income (loss)	$236,221	$160,994	$(27,265)

Basic weighted average number of common shares outstanding (000s)	159,433	159,115	158,516
Dilutive effect of stock options (000s)	248	143	—

Diluted weighted average number of common shares outstanding (000s)	159,681	159,258	158,516

Basic and diluted earnings (loss) per share	$1.48	$1.01	$(0.17)

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

23.   CASH FLOW INFORMATION

  Non-cash investing and financing activities

  In 2005, non-cash investing activities included $3,924,000 of accrued additions to property, plant and equipment. There were no significant non-cash investing and financing activities in 2004. In 2003, non-cash investing and financing activities included the long-term obligation of $17,497,000 related to the acquisition of Ativan® and Isordil®, and the subscription to $8,929,000 Series D Preferred Units of Reliant in repayment of a portion of the loan receivable from Reliant.

  Cash paid during the year

	2005	2004	2003
Interest	$31,378	$32,594	$31,187
Income taxes	$9,242	$8,195	$7,862

24.   COMMERCIAL ALLIANCES

  OMI

  In November 2005, the Company entered into an agreement with OMI, for the marketing and distribution of the Company's once-daily, extended-release and ODT formulations of tramadol HCl in the United States and Puerto Rico. These products will be known by the trade names Ultram® ER and Ultram® ODT. OMI has retained an option for Ultram® ER for other jurisdictions, excluding Canada and Europe.

  The Company will manufacture and supply Ultram® ER and Ultram® ODT to OMI for 10 years at contractually determined supply prices. The supply price for Ultram® ER ranges from 27.5% to 37.5% of OMI's net selling price, depending on the year of sale. The supply price for Ultram® ODT is equal to 30% of OMI's net selling price. OMI paid the Company a supply prepayment of $60,000,000, which will be reduced to zero through credits against 33% of the aggregate amount of the Company's invoices for Ultram® ER manufactured and supplied to OMI.

  OMI will compensate the Company on a fee-per-call basis (to a maximum of $4,290,000 in 2006 and $3,565,000 in 2007) for providing co-promotion services related to Ultram® ER in the United States. The Company will provide these co-promotion services for a period of two years and both the Company and OMI retain an option to extend the co-promotion arrangement by mutual consent for additional two-year periods.

  Novopharm Limited ("Novopharm")

  In November 2005, the Company entered into an agreement with Novopharm, a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva"), for the distribution of a generic version of Tiazac® in Canada. The Company will manufacture and supply generic Tiazac® to Novopharm for five years at a supply price equal to 37.5% of the listed formulary price.

  Teva

  In September 2004, the Company granted Teva a four-year extension to the 10-year supply term for each of the Company's generic products currently marketed by Teva, and the Company sold Teva two extended-release generic products under development. In consideration, the Company's selling price to Teva for each generic product will be increased for the remainder of the extended supply term. Teva will also pay the Company up to $9,300,000, subject to certain milestones related to the products under development. The Company has received $7,800,000 of this amount, of which $6,300,000 was deferred and is being recognized over the remaining extended supply term. The Company will only recognize the remaining $1,500,000 if the milestones are achieved.

  GSK

  In October 2001, the Company licensed its bupropion HCl extended-release tablets to GSK for sale and distribution under the trade name Wellbutrin XL® on a worldwide basis, excluding Canada. The Company and GSK collaborated to complete the development of Wellbutrin XL® and to obtain FDA approval for this product. In addition, the Company co-promoted GSK's Wellbutrin SR® in the United States during the period from January 1, 2002 to March 31, 2003. In the three months ended March 31, 2003, the Company received $10,000,000 related to the co-promotion of Wellbutrin SR®. The receipt of this amount was dependent on the Company performing prescribed detailing activity related to the co-promotion of Wellbutrin SR®.

  GSK received FDA approval for Wellbutrin XL® in August 2003. The Company is the exclusive manufacturer and supplier of Wellbutrin XL® to GSK on a worldwide basis. The supply price for trade product during each calendar year is determined based on an increasing tiered percentage of GSK's net selling prices (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply prices for sample product are fixed based on contractually agreed prices.

  Reliant

  In November 2002, the Company and Reliant entered into a co-promotion agreement to co-promote the Company's Zovirax®, Teveten, Teveten HCT, Rondec, Cedax and Cardizem® LA products. In consideration for Reliant's co-promotion activities under this agreement, the Company paid Reliant a tiered co-promotion fee based on the net sales of these products. Effective December 31, 2003, the Company and Reliant mutually agreed to terminate this agreement and, consequently, the Company recorded a charge of $61,348,000 to extinguish its trailing royalty obligation to Reliant.

  In connection with the co-promotion agreement, the Company, together with certain of Reliant's existing lenders, established a $115,000,000 secured credit facility in favour of Reliant. The Company committed to fund up to $70,000,000 of this credit facility. In December 2003, Reliant elected to prepay all of the outstanding advances, plus accrued interest of $3,195,000. Reliant paid the Company $64,266,000 in cash and, in exchange for the remaining $8,929,000 owing, the Company agreed to subscribe to Series D Preferred Units of Reliant (as described in note 11 — Long-Term Investments).

25.   RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — central nervous system, cardiovascular (including Type II diabetes), and pain management, and typically include formulation and product-development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company may have an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third-party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

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

26.   LEGAL PROCEEDINGS

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

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's consolidated results of operations, financial condition and cash flows.

  From time to time, the Company also initiates actions or files counterclaims. We could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint filed alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle.

  Since this lawsuit was filed, a New Jersey law firm, Lampf, Lipkind, Prupis & Petigrow has filed a class action on behalf of unnamed Biovail investors in the U.S. District Court in New Jersey, seeking $4 billion in damages on the basis of substantially the same allegations set forth in our complaint.

  Intellectual property

  RhoxalPharma Inc. ("RhoxalPharma"), now Sandoz Canada Inc. ("Sandoz") filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed in the Patent Registry and on April 1, 2004, we instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance ("NOC") to Sandoz until these proceedings were concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever was earlier. This matter was tried on September 21 and 22, 2005. On October 19, 2005, the Federal Court dismissed the Company's application. The Company has appealed the decision, however, the appeal process did not prevent the issuance of an NOC to Sandoz, which has since occurred.

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm ("Ethypharm") instituted an additional action against Sandoz and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively "Andrx") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  RhoxalPharma, now Sandoz, filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on January 6, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for April 3 and 4, 2006.

  Novopharm filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to two of the three listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision has been appealed, however the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150 mg.

  PharmaScience Inc. ("PharmaScience") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that prevented the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for May 15 to 17, 2006.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Anchen Pharmaceuticals Inc. ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. A trial date has been set for September 12, 2006. On March 17, 2006, Anchen filed a Motion for Summary Judgment which the Company will respond to in due course.

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. Abrika brought a Motion for Summary Judgment that was heard on November 2, 2005. Following oral arguments, the Court reserved its decision. If the court denies Abrika's Motion, the case will continue in its ordinary course.

  Impax Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

  Watson Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of New York. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

  On June 27, 2005 and September 2, 2005, Biovail received separate notice letters regarding Paragraph IV certification under the Hatch-Waxman Act from Andrx alleging that their FDA filings for generic formulations of Cardizem® LA (420mg) and Cardizem® LA (120mg, 180mg, 240mg, 300mg and 360mg), respectively, do not infringe the listed patents, U.S. Patent Nos. 5,529,791 and 5,288,505.

  Upon receipt of the notices from Andrx, Biovail informed Kos pursuant to Paragraph 6.13 of the Distribution and Product Acquisition Agreement with Kos (the "Kos Agreement") that it would not be instituting any legal proceedings, and that it therefore deferred to Kos in respect of the right to take legal action.

  On August 10, 2005, Kos initiated a patent infringement lawsuit against Andrx for the 420mg strength in the U.S. District Court for the District of Delaware. On October 14, 2005, Kos initiated a second patent infringement lawsuit for the remaining strengths. Since Biovail is the holder of the New Drug Application for Cardizem® LA, it was legally required that these suits named Biovail as plaintiff.

  A third Paragraph IV certification and notice letter has been received from Andrx relating to the newly listed patent covering Cardizem® LA, U.S. Patent No. 6,923,984. The notice letter has similarly been referred to Kos. The Company does not intend to initiate legal proceedings against Andrx with respect to this recent notice letter and has instead again deferred in respect of that right to Kos, pursuant to the terms of Kos Agreement. To date, no action has been undertaken concerning this notice letter.

  Product liability

  Biovail Pharmaceuticals Inc. ("BPI") along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. The Company is considering bringing a motion to be dismissed from the action.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. Biovail has also moved to dismiss a case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, which remains sub judice before the Court. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint ("Amended Complaint"), which they have. The Company has moved to dismiss the Amended Complaint. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The consumer and "indirect purchasers" claims were refiled in Superior Court of the State of California. The actions are proceeding on their merits through the normal legal process. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has not been formally served with this complaint, but if service is perfected this action would also proceed through the normal legal process on its merits.

  Securities class actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons other than the defendants and their affiliates who purchased the Company's stock during that period. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint. Recently, the plaintiffs filed a motion for class certification, to which the Company is scheduled to respond on or before May 2, 2006.

  Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously against the Complaint, but cannot predict its eventual outcome.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The Complaint seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34. The Complaint relies on the same facts and allegations as those cited in the U.S. Consolidated Securities Complaint. The Complaint was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations of the Amended Complaint and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005 Eugene Melnyk the Company's Executive Chairman filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Eugene Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  The case is currently in discovery.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies. The United States Judicial Panel on Multi District Litigation had ordered that all the New York cases be consolidated and coordinated with similar class action litigation and lawsuits brought by other governmental entities and certain private parties pending in the United States District Court for the District of Massachusetts. Counsel for the City of New York and for all the counties in New York (other than Erie) that had sued Biovail has voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. The Erie County case, which had been removed to federal court, was recently remanded to State Court and thus is no longer part of the consolidated proceedings in Massachusetts. On or about March 3, 2006, the defendants, including the Company, filed pre-answer motions. In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. In the case brought by the State of Mississippi, the defendants, including the Company, have filed pre-answer motions, which are currently pending.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and regulatory inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and have described the precautionary steps the Company took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and are cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  In November 20, 2003, the Company received notification from the SEC indicating that the Commission would be conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial performance for the fiscal year 2003, but the scope of the investigation is broader than it was initially, and the period under review now goes back to January 2001. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating as previously disclosed. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available for interviews by the Commission. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  In addition, the SEC has advised Biovail that it has reviewed the financial statements and related disclosures of the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding the Company's accounting methodologies related to product returns, and requested additional disclosures related to these filings. The Company has incorporated additional disclosure items requested for these past filings into this Form 20-F document, including the related MD&A and financial statements, and the Company has resolved the comments related to the Company's Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. The Company will provide an update as material developments in these matters occur.

  Over the last three years, the Company has received a number of communications from the OSC relating to its disclosure, and or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. More recently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. In addition, the OSC has also indicated that it is investigating whether there has been improper trading and/or non-compliance with reporting and disclosure requirements in relation to trading of Biovail common shares held in several accounts in which the Company's Executive Chairman, Eugene Melnyk, may have direct or indirect beneficial ownership of or control or direction over, contrary to requirements of Ontario securities law. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

27.   CONTRACTUAL OBLIGATIONS

  Operating lease commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense was $10,415,000, $10,300,000 and $7,800,000 in 2005, 2004 and 2003, respectively.

  Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2006	$5,852
2007	5,547
2008	4,795
2009	4,523
2010	3,546
Thereafter	14,751

Total minimum future rental payments(1)	$39,014

  (1)
  Minimum future rental payments have not been reduced by the following sublease rentals due under a non-cancelable sublease: 2006 — $223,000; 2007 — $223,000; and 2008 — $74,000.

  Purchase obligations

  Vasotec® and Vaseretic®

  In connection with the manufacture and supply of Vasotec® and Vaseretic®, the Company is obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied). The remaining two semi-annual payments of $1,794,500 each are due on April 1 and October 1 of 2006. These payments have not been recorded as liabilities at December 31, 2004, and they are in addition to the Vasotec® and Vaseretic® minimum fixed royalty payments recorded in long-term obligations.

  Cardizem®

  The Company amended its manufacturing agreement with Aventis Pharmaceuticals Inc. ("Aventis"), such that Aventis will continue to manufacture and supply the Company with Cardizem® products (excluding Cardizem® LA, which is manufactured by the Company) until December 31, 2006. Under the terms of the amended agreement, the Company is obligated to purchase approximately $12,500,000 worth of Cardizem® products from Aventis in 2006. The Company may elect to extend the term until December 31, 2007, in which case it would be obligated to purchase approximately the same amount of Cardizem® products in 2007.

  Diltiazem HCl

  The Company entered into an agreement with Plantex USA, Inc. ("Plantex"), a subsidiary of Teva, that provides for the supply of diltiazem HCl (the active ingredient in Cardizem® and Tiazac®) by Plantex to the Company until December 31, 2009. Under the terms of the agreement, the Company is obligated to purchase approximately $8,000,000 worth of diltiazem HCl from Plantex in 2006.

28.   SEGMENT INFORMATION

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

  Geographic information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-lived assets(2)
	2005	2004	2003	2005	2004	2003
Canada	$112,847	$110,511	$124,800	$116,337	$108,988	$114,660
United States and Puerto Rico	812,535	760,175	680,881	182,876	184,793	182,495
Barbados and other Caribbean	—	—	—	942,746	1,007,448	1,071,082
Other countries	10,154	8,470	6,069	27,684	27,134	28,539

	$935,536	$879,156	$811,750	$1,269,643	$1,328,363	$1,396,776

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

  Major customers

  The following table identifies external customers that accounted in 2005 for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2005	2004	2003
Customer A	38%	36%	9%
Customer B	15%	17%	13%
Customer C	14%	13%	17%

29.   COMPARATIVE FIGURES

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2005.

Consolidated Financial Statements
In Accordance with Canadian Generally Accepted Accounting Principles
(expressed in U.S. dollars)

Biovail Corporation

December 31, 2005

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

AUDITORS' REPORT

To the Directors of
Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2005 and 2004 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

        On March 21, 2006, we reported separately to the Directors of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.

Toronto, Canada,
March 21, 2006	Chartered Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents (note 7)	$445,289	$34,324
Marketable securities (note 8)	511	5,020
Accounts receivable (note 9)	132,699	148,762
Assets of discontinued operation held for sale (note 4)	1,893	—
Inventories (note 10)	89,473	110,154
Deposits and prepaid expenses	14,923	16,395

	684,788	314,655

Long-term assets of discontinued operation held for sale (note 4)	1,107	—
Marketable securities (note 8)	6,920	—
Long-term investments (note 11)	50,117	54,270
Property, plant and equipment, net (note 12)	199,567	186,556
Intangible assets, net (note 13)	1,085,397	1,296,352
Goodwill	102,909	102,909
Other assets, net (note 14)	57,288	57,438

	$2,188,093	$2,012,180

LIABILITIES
Current
Accounts payable	$61,453	$41,120
Accrued liabilities (note 15)	88,870	82,917
Income taxes payable	37,713	24,594
Deferred revenue (note 16)	61,160	8,141
Current portion of long-term obligations (note 17)	24,360	33,465

	273,556	190,237

Deferred revenue (note 16)	117,119	16,525
Deferred leasehold inducements	5,273	4,914
Long-term obligations (note 17)	412,596	442,186

	808,544	653,862

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 159,587,838 and 159,383,402 issued and outstanding at December 31, 2005 and 2004, respectively (notes 2 and 18)	1,530,035	1,523,021
Additional paid-in capital (note 2)	65,877	65,505
Deficit (note 2)	(249,270)	(258,518)
Cumulative translation adjustment	32,907	28,310

	1,379,549	1,358,318

	$2,188,093	$2,012,180

Commitments and contingencies (notes 26 and 27)

On behalf of the Board:

EUGENE N. MELNYK	MICHAEL R. VAN EVERY
Executive Chairman of the Board	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2005	2004	2003
REVENUE
Product sales	$884,267	$837,102	$624,139
Research and development	27,949	19,279	12,813
Royalty and other	23,320	22,775	174,798

	935,536	879,156	811,750

EXPENSES
Cost of goods sold (note 2 and 3)	206,816	223,185	132,197
Research and development (note 2)	88,884	70,389	84,625
Selling, general and administrative (note 2)	231,109	270,677	239,796
Amortization	160,372	162,816	240,378
Write-down of assets, net of gain on disposal (note 19)	74,276	40,685	82,189
Restructuring costs (note 3)	19,810	—	—
Extinguishment of royalty obligation	—	—	61,348
Settlements (note 20)	—	—	(34,055)

	781,267	767,752	806,478

Operating income	154,269	111,404	5,272
Interest income	7,175	1,034	7,165
Interest expense (note 17)	(36,715)	(40,783)	(41,286)
Foreign exchange loss	(1,417)	(564)	(14,007)
Equity loss (note 11)	(1,160)	(4,179)	(1,010)

Income (loss) from continuing operations
before provision for (recovery of) income taxes	122,152	66,912	(43,866)
Provision for (recovery of) income taxes (note 21)	22,550	8,950	(4,000)

Net income (loss) from continuing operations	99,602	57,962	(39,866)
Loss from discontinued operation	(10,575)	(5,215)	(479)

Net income (loss)	$89,027	$52,747	$(40,345)

Basic and diluted earnings (loss) per share(note 22)
Income (loss) from continuing operations	$0.62	$0.36	$(0.25)
Loss from discontinued operation	(0.06)	(0.03)	—

Net income (loss)	$0.56	$0.33	$(0.25)

Weighted average number of common shares outstanding (000s) (note 22)
Basic	159,433	159,115	158,516
Diluted	159,433	159,258	158,516

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common shares
	Shares (000s)	Amount	Additional paid-in capital	Executive Stock Purchase Plan loans	Deficit	Cumulative translation adjustment	Total
Balance, January 1, 2003	158,120	$1,455,548	$4,206	$(9,988)	$(182,586)	$(2,393)	$1,264,787
Issued on the exercise of stock options (note 18)	663	13,597	(2,000)	—	—	—	11,597
Issued under Employee Stock Purchase Plan (note 18)	14	482	—	—	—	—	482
Stock-based compensation (note 2)	—	—	84	—	—	—	84
Repayment of Executive Stock Purchase Plan loans	—	—	—	9,988	—	—	9,988
Net loss	—	—	—	—	(40,345)	—	(40,345)
Foreign currency translation adjustment	—	—	—	—	—	20,233	20,233

Balance, December 31, 2003	158,797	1,469,627	2,290	—	(222,931)	17,840	1,266,826

Cumulative effect of change in accounting policy (note 2)	—	40,945	47,389	—	(88,334)	—	—
Issued on the exercise of stock options (note 18)	561	12,016	(4,437)	—	—	—	7,579
Issued under Employee Stock Purchase Plan (note 18)	25	433	—	—	—	—	433
Stock-based compensation (note 2)	—	—	20,403	—	—	—	20,403
Cancellation of employee stock options	—	—	(140)	—	—	—	(140)
Net income	—	—	—	—	52,747	—	52,747
Foreign currency translation adjustment	—	—	—	—	—	10,470	10,470

Balance, December 31, 2004	159,383	1,523,021	65,505	—	(258,518)	28,310	1,358,318

Issued on the exercise of stock options (note 18)	187	6,742	(4,024)	—	—	—	2,718
Issued under Employee Stock Purchase Plan (note 18)	18	272	—	—	—	—	272
Stock-based compensation (note 2)	—	—	4,825	—	—	—	4,825
Cancellation of employee stock options	—	—	(429)	—	—	—	(429)
Dividends paid	—	—	—	—	(79,779)	—	(79,779)
Net income	—	—	—	—	89,027	—	89,027
Foreign currency translation adjustment	—	—	—	—	—	4,597	4,597

Balance, December 31, 2005	159,588	$1,530,035	$65,877	$—	$(249,270)	$32,907	$1,379,549

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	$99,602	$57,962	$(39,866)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by continuing operating activities
Depreciation and amortization (notes 12 and 13)	199,954	184,249	255,995
Amortization and write-down of deferred financing costs (note 14)	3,445	4,322	2,975
Amortization of discounts on long-term obligations (note 17)	2,009	3,897	7,427
Write-down of assets (note 19)	74,276	42,156	82,189
Equity loss (note 11)	1,160	4,179	1,010
Stock-based compensation (note 2)	4,825	20,403	84
Receipt of leasehold inducements	805	5,232	—
Gain on disposal of intangible assets	—	(1,471)	—
Other	(1,441)	(619)	4,871
Changes in operating assets and liabilities:
Accounts receivable	15,570	28,413	18,062
Inventories	16,610	(26,466)	(29,728)
Deposits and prepaid expenses	1,101	(539)	3,139
Accounts payable	17,054	(25,240)	(4,778)
Accrued liabilities	5,605	(21,645)	(751)
Income taxes payable	13,342	428	(10,958)
Deferred revenue	47,962	4,305	(6,902)

Net cash provided by continuing operating activities	501,879	279,566	282,769

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax (notes 3 and 5)	98,127	3,000	10,000
Additions to property, plant and equipment, net (note 12)	(37,807)	(28,024)	(37,016)
Acquisitions of intangible assets (note 5)	(26,000)	—	(242,298)
Purchases of marketable securities (note 8)	(8,791)	(5,038)	—
Proceeds from sales and maturities of marketable securities	6,296	—	—
Acquisition of business, net of cash acquired (note 6)	—	(9,319)	(25,741)
Acquisitions of long-term investments (note 11)	—	(2,877)	(4,555)
Repayment of loan receivable (note 24)	—	—	61,071
Advance of loan receivable (note 24)	—	—	(40,000)

Net cash provided by (used in) continuing investing activities	$31,825	$(42,258)	$(278,539)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid (note 18)	$(79,779)	$—	$—
Repayments of other long-term obligations (note 17)	(39,587)	(66,288)	(119,344)
Issuance of common shares (note 18)	2,990	8,012	12,079
Proceeds (payment) on termination of interest rate swaps (note 17)	(1,419)	6,300	—
Advances (repayments) under revolving term credit facility, including financing costs (note 17)	(1,300)	(282,550)	169,800
Repayment of Executive Stock Purchase Plan loans (note 18)	—	—	9,988

Net cash provided by (used in) continuing financing activities	(119,095)	(334,526)	72,523

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(3,770)	(2,476)	(790)
Net cash provided by (used in) investing activities	(47)	(5)	93

Net cash used in discontinued operation	(3,817)	(2,481)	(697)

Effect of exchange rate changes on cash and cash equivalents	173	762	1,125

Net increase (decrease) in cash and cash equivalents	410,965	(98,937)	77,181
Cash and cash equivalents, beginning of year	34,324	133,261	56,080

Cash and cash equivalents, end of year	$445,289	$34,324	$133,261

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2005

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  On June 29, 2005, Biovail Corporation ("Biovail" or the "Company") was continued under the Canada Business Corporations Act, as authorized by the Company's shareholders at the Company's Annual and Special Meeting of Shareholders on June 28, 2005. Prior to June 29, 2005, the Company was incorporated under the Business Corporations Act (Ontario).

  The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are central nervous system, cardiovascular (including Type II diabetes) and pain management. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BVF".

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

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of all its wholly-owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain agreements, management relies on estimates and assumptions made by the Company's third-party licensees. Significant estimates made by management include allowances for inventories, provisions for product returns, rebates and chargebacks, the useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets and investments for impairment, the realizability of future tax assets, and the allocation of the purchase price of acquired assets and businesses. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial position and results of operations could be materially impacted.

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

  Cash and cash equivalents

  Cash and cash equivalents include certificates of deposit, treasury bills, investment-grade commercial paper and money market funds with original maturities of 90 days or less when purchased.

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

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, and estimated time required to sell, such inventories. Obsolete inventory and rejected product are written off to cost of goods sold.

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

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes capitalized interest costs attributable to major capital projects prior to the related assets becoming available for productive use. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

  Intangible assets

  Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. The Company does not have any indefinite-lived intangible assets. Intangible assets are reported at cost, less accumulated amortization. With the exception of the participating interest noted below, amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Acquired research and development	5-15 years
Product rights	7-20 years
Technology	15 years

  In 2003, the Company obtained a participating interest in the gross profit on sales of generic omeprazole (as described in note 5 — Acquisitions and Disposition of Intangible Assets). This interest was amortized on a proportionate basis relative to the revenue received from this interest.

  Acquired research and development

  The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are capitalized as acquired research and development at the time of acquisition and amortized over their estimated useful lives. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, which have not reached technological feasibility at the date of acquisition, and have no alternative future use.

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

  An evaluation of the carrying value of long-lived assets is required if indicators of potential impairment are present, such as damage or obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. There were no significant indications of impairment of the carrying values of the Company's long-lived assets at December 31, 2005, with the exception of the long-lived assets associated with the Company's Nutravail division (as described in note 4 — Discontinued Operation).

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment by comparing the fair value of the reporting unit to which the goodwill relates to the carrying value of the reporting unit. A reporting unit is the same as, or one level below, an operating segment. The Company has one reporting unit, which is comprised of its operating segment. The Company tests goodwill for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the fair value of the Company's reporting unit may be below its carrying value.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization and are recorded in other assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Deferred compensation plan

  The Company maintains a deferred compensation plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The assets of this plan are placed in trust, and are recorded in other assets with a corresponding liability recorded in long-term obligations. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the Company in the event of bankruptcy, thereby qualifying this trust as a rabbi trust for U.S. income tax purposes. Changes in the value of the assets held by this trust, and a corresponding charge or credit to compensation expense to reflect the fair value of the amount owed to the participants, are recognized in net income or loss.

  Derivative financial instruments

  From time to time, the Company utilizes derivative financial instruments to manage its exposure to interest rate risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense. The Company does not recognize unrealized gains or losses resulting from changes in the marked-to-market values of the derivative financial instruments designated as hedges for accounting purposes, or from changes in the fair values of the underlying hedged item.

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

  Revenue recognition

  Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured. Management evaluates revenue arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: the delivered item has standalone value to the customer; the fair value of any undelivered items can be reliably determined; and the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

  Product sales

  Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks, as well as fees related to the Company's distribution services agreements with certain of its U.S. wholesale customers. In connection with these provisions related to sales of products manufactured by the Company for distribution by third-party licensees, the Company relies on estimates and assumptions made by these licensees. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for these discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company's products and inventory levels of the Company's products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for these rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

  Research and development

  Research and development revenue attributable to the performance of contract services is recognized as the services are performed, using the percentage-of-completion method. Performance is measured based on units-of-work performed relative to total units-of-work contracted. On long-term research and development collaborations, revenue is recognized on a proportionate basis relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and profit margin related to these collaborations that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these collaborations that are in excess of costs and profit margin are recorded in deferred revenue. Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

  Royalty

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

  Other

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company did not earn any co-promotion revenue in 2005 or 2004.

  Licensing revenue is deferred and recognized on a systematic basis over the licensing period.

  Shipping and handling costs

  Shipping and handling costs comprising freight-out are included in cost of goods sold. The Company generally does not charge customers for shipping and handling costs.

  Research and development expenses

  Research costs related to proprietary research and development programs are expensed as incurred. Development costs related to proprietary research and development programs are expensed as incurred unless they meet the criteria for deferral. The Company did not have any deferred development costs at December 31, 2005 or 2004. The Company may be required to make milestone payments under research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2005 or 2004. Milestone payments made to third parties are expensed as incurred prior to the receipt of regulatory approval. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful lives of the related products.

  Costs associated with revenue generated from research and development collaborations, and with providing contract research services are included in research and development expenses. These costs were $19,017,000, $12,513,000 and $9,276,000 in 2005, 2004 and 2003, respectively.

  Advertising costs

  Advertising costs comprise product samples, print media and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the advertisement. The Company did not have any deferred advertising costs at December 31, 2005 or 2004.

  Advertising costs expensed in 2005, 2004 and 2003 were $17,507,000, $29,040,000 and $23,013,000, respectively. These costs are included in selling, general and administrative expenses.

  Co-promotion fees

  Co-promotion fees payable by the Company are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses. The Company did not incur any co-promotion fees in 2005 or 2004.

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

  Prior to January 1, 2004, the Company recognized employee stock-based compensation cost under the intrinsic value-based method and provided pro forma disclosure of net income or loss and earnings or loss per share as if the fair value-based method had been applied. Effective January 1, 2004, the Company adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996.

  In 2005 the Company recorded total stock-based compensation of $4,825,000, of which $285,000 was included in cost of goods sold, $598,000 was included in research and development expenses, and $3,942,000 was included in selling, general and administrative expenses. In 2004, the Company recorded total stock-based compensation expense of $20,403,000, of which $1,250,000 was included in cost of goods sold, $2,007,000 was included in research and development expenses, and $17,146,000 was included in selling, general and administrative expenses. No compensation expense for stock options granted to employees at fair market value was included in the determination of the net loss in 2003; however, the Company recorded compensation expense or recovery for stock options granted (at the date of acquisition) to the employees of DJ Pharma, Inc. ("DJ Pharma"). For 2003, the following table presents the Company's pro forma net loss and loss per share as if the fair value-based method of CICA Handbook Section 3870 had been applied in that year for all stock options granted:

2003
Net loss as reported	$(40,345)
Pro forma stock-based compensation expense
determined under fair value-based method	(16,903)

Pro forma net loss	$(57,248)

Basic and diluted loss per share
As reported	$(0.25)
Pro forma	$(0.36)

  The weighted average fair values of all stock options granted during 2005, 2004 and 2003 were $7.65, $8.09 and $11.48, respectively, estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected option life (years)	4.0	4.0	4.0
Volatility	53.3%	55.8%	54.7%
Risk-free interest rate	3.7%	3.7%	3.9%
Dividend yield(1)	—%	—%	—%

  (1)
  In November 2005, the Company's Board of Directors approved a dividend policy that contemplates the payment of quarterly dividends. The declaration of future dividends pursuant to the dividend policy will be subject to the discretion of the Board and will be dependant upon the Company's consolidated financial condition and operating results. For options granted subsequent to the implementation of the dividend policy, the Black-Scholes option-pricing model is expected to incorporate a 2% dividend yield.

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

  The Company's provision for income taxes is based on a number of estimates and assumptions made by management. The Company's consolidated income tax rate is affected by the amount of income earned in its various operating jurisdictions and the rate of taxes payable in respect of that income. The Company enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. Management must therefore make estimates and judgments based on its knowledge and understanding of domestic and international tax rules in determining the Company's consolidated tax provision. For example, certain countries in which the Company operates could seek to tax a greater share of income than has been provided for by management. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions management has used in determining the Company's consolidated tax provisions and accruals. This could result in a material effect on the Company's consolidated income tax provision and consolidated results of operations, financial position and cash flows for the period in which such determinations are made.

  Earnings or loss per share

  Basic earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effect of stock options is determined using the treasury stock method.

3.     RESTRUCTURING

  On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the United States and Puerto Rico, to Kos Pharmaceuticals, Inc. ("Kos"). The Company will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. The Company will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to U.S. Food and Drug Administration ("FDA") approval, the Company will be the exclusive manufacturer and supplier of the combination product to Kos. In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugs Teveten and Teveten HCT.

  At the date of the transaction, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000. Kos may make additional payments to the Company related to the development of the combination product; however, the Company will only recognize these payments if the development milestones are achieved. The up-front cash consideration was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and will be recognized in income tax expense on the same seven-year, straight-line basis.

  The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. The Company recorded a $25,507,000 write-down of the carrying value of the Teveten and Teveten HCT product rights to reflect their estimated fair value of $53,700,000 (determined based on an independent valuation) at the date of transfer. The Company recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56,719,000, which comprised the estimated fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not transferred to Kos were written off to cost of goods sold.

  Revenue and related costs associated with the manufacture and sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos. Under the terms of the Cardizem® LA distribution agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008. The maximum potential exposure under this indemnity is $25,000,000 until December 31, 2006. Between January 1, 2007 and December 31, 2008, this amount is reduced monthly on a straight-line basis to zero. The Company is aware that a competitor is seeking FDA approval for a generic version of Cardizem® LA in multiple dosage formats. The Company continually assesses the probability, amount, and timing of future payments, if any, that it may be required to make to Kos under this indemnity. The Company believes that it can make a reasonable estimate for any potential obligation that may exist. At December 31, 2005, the Company estimated that no obligation existed under this indemnity.

  Concurrent with the Kos transaction, the Company restructured its U.S. commercial operations. As a result, the Company reduced its primary-care and specialty sales forces by 307 positions, and its general and administrative functions by 30 positions. The Company notified the affected employees on May 2, 2005. In addition, Kos offered employment to 186 of the Company's sales representatives, of which 164 accepted positions with Kos. The Company retained 85 specialty sales representatives who will initially focus exclusively on the promotion of Zovirax® Ointment and Zovirax® Cream to dermatologists and women's health-care practitioners. In 2005, the Company incurred restructuring charges of $19,810,000, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. The Company did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that the Company will continue to incur without economic benefit. A summary of restructuring costs is as follows:

	Costs Incurred	Paid or Settled	Liability at December 31, 2005
Employee termination benefits	$13,098	$(13,098)	$—
Contract termination costs	5,309	(3,738)	1,571
Professional fees and other	1,403	(1,403)	—

	$19,810	$(18,239)	$1,571

  At December 31, 2005, the liability for contract termination costs is related to a facility lease that will be settled over the remaining 10-year term of this lease.

4.     DISCONTINUED OPERATION

  On September 28, 2005, the Company's Board of Directors committed to a plan to sell the Company's Nutravail division. Nutravail develops and manufactures nutraceutical and food-ingredient products. This business is not considered strategic to the Company's core pharmaceutical operations. The Company has received an offer of $3,000,000 from a third-party to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. The Company believes that a sale transaction may be completed in the first half of 2006.

  On the consolidated balance sheet at December 31, 2005, the net assets of Nutravail are reported as held for sale at their estimated fair value of $3,000,000 based on the purchase offer received. Consequently, the Company recorded a $5,570,000 write-down of the carrying values of Nutravail's long-lived assets. The net assets held for sale are as follows:

At December 31, 2005
Current asset
Inventory	$1,893

Long-term assets
Machinery and equipment	2,272
Other equipment and leasehold improvements	2,034
Technology	2,371
Less write-down of assets	(5,570)

1,107

Net assets held for sale	$3,000

  Because of the distinct nature of its business, Nutravail has identifiable operations and cash flows that are clearly distinguishable from the rest of the Company. Nutravail's operations and cash flows will be eliminated from the ongoing operations of the Company as a result of the sale transaction, and the Company will not have any significant continuing involvement in the operations of Nutravail after it is sold. Accordingly, Nutravail has been reported as a discontinued operation in the Company's consolidated statements of income or loss and cash flows, for the current and prior periods.

  For the years ended December 31, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	2005	2004	2003
REVENUE
Product sales	$2,397	$4,344	$8,759
Research and development	1,042	1,173	1,426
Royalty and other	2,093	1,870	1,787

	5,532	7,387	11,972

EXPENSES
Cost of goods sold	4,202	6,343	7,259
Research and development	1,931	2,111	1,945
Selling, general and administrative	4,200	3,876	2,975
Amortization	204	272	272

	10,537	12,602	12,451

Loss from discontinued operation before write-down of assets	(5,005)	(5,215)	(479)
Write-down of assets	(5,570)	—	—

Loss from discontinued operation	$(10,575)	$(5,215)	$(479)

5.     ACQUISITIONS AND DISPOSITION OF INTANGIBLE ASSETS

  Year ended December 31, 2005

  Glumetza™

  In May 2002, the Company licensed from Depomed, Inc. ("Depomed") the rights to manufacture and market 500 mg tablets of Glumetza™ (metformin hydrochloride ("HCl")) in the United States and Canada. Glumetza™ is indicated for the treatment of Type II diabetes and the 500 mg formulation utilizes Depomed's Gastric Retention drug delivery technology. The Company agreed to pay Depomed a $25,000,000 milestone fee on regulatory approval of Glumetza™, as well as royalties on any future sales of the 500 mg tablets.

  In April 2004, the Company and Depomed amended certain terms of the license agreement, such that the Company would pay Depomed a royalty on any future sales of Biovail's 1,000 mg formulation of Glumetza™, which utilizes the Company's drug delivery technology. In exchange, the Company was able to use Depomed's clinical data to support and accelerate regulatory submissions for the Company's 1,000 mg formulation.

  In May and June 2005, the Company and Depomed received approval from the Therapeutic Products Directorate in Canada and the FDA for the 500 mg and 1,000 mg Glumetza™ tablets. In July 2005, the Company made a $25,000,000 milestone payment to Depomed associated with the receipt of regulatory approval, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of 10 years.

  In December 2005, the Company and Depomed agreed to revise the license agreement, such that the Company will retain exclusive manufacturing and marketing rights to the 500 mg and 1,000 mg formulations of Glumetza™ in Canada, and Depomed will have the exclusive manufacturing and marketing rights to these products in the United States. The Company believes that the carrying value of the Glumetza™ product right was fully recoverable at December 31, 2005, based on the estimated undiscounted future cash flows related to forecasted sales of Glumetza™ in Canada.

  Year ended December 31, 2004

  Cedax

  In July 2004, the Company terminated its sub-license and manufacturing agreements with Schering-Plough Corporation ("Schering") to market and distribute Cedax in the United States. The Company had obtained the co-exclusive rights to Cedax through its acquisition of DJ Pharma in October 2000. Shionogi & Co., Ltd. of Japan and its affiliates ("Shionogi") assumed the marketing and distribution of Cedax in the United States from Schering. Shionogi agreed to pay the Company $3,000,000 in consideration for the transfer of the Company's rights under the sub-license agreements, and Shionogi may pay the Company up to an additional $3,000,000 contingent on the achievement of certain target annual gross sales of Cedax. The Company will only recognize this contingent consideration if Shionogi realizes the sales targets. Shionogi also acquired the Company's remaining Cedax inventories and promotional materials. This transaction resulted in a gain on disposal of $1,471,000, which is netted against the write-down of assets in 2004.

  Year ended December 31, 2003

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

  Tramadol products

  In April 2002, (as amended in September 2003 and February 2004), the Company licensed the rights to market six products under development by Ethypharm S.A. ("Ethypharm"). The products under development included Ethypharm's orally disintegrating tablet ("ODT") formulations of the analgesic tramadol HCl and combination of tramadol HCl and acetaminophen ("APAP"). Tramadol is indicated for the treatment of moderate to moderately severe chronic pain.

  In September 2003 (as amended in February 2004 to confirm conditions that existed at December 31, 2003), the Company acquired Ethypharm's remaining interest in Tramadol ODT (including all relevant patents) for $16,000,000. Through this acquisition, the Company extinguished any future milestone or royalty obligations that it may have had to Ethypharm related to Tramadol ODT, except for a $1,000,000 milestone payment if Tramadol ODT was approved by the FDA. In addition to Tramadol ODT, the Company acquired Ethypharm's remaining interest in Tramadol APAP (including all relevant patents). The Company will pay Ethypharm a royalty on any future sales of Tramadol APAP.

  The Company will pay up to $45,000,000 in milestone payments on the first regulatory approval in the United States or Canada of the four other products under development, as well as royalties on any future sales of these products.

  Acquired research and development

  At the dates of acquisition, Tramadol ODT was in a late-stage clinical phase of development and Tramadol APAP was in a pre-clinical phase of development, and neither of these products had been submitted for approval by the FDA. The acquired research and development is being amortized over its estimated useful life of five years. In May 2005, the Company received FDA approval for Tramadol ODT. In July 2005, the Company made a $1,000,000 milestone payment to Ethypharm associated with the receipt of FDA approval, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of eight years.

  Ativan® and Isordil®

  In May 2003, the Company acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") the rights to Ativan® (lorazepam) and Isordil® (isosorbide dinitrate) in the United States. Ativan® is indicated for the management of anxiety disorders and Isordil® is indicated for the prevention of angina pectoris due to coronary artery disease. Wyeth will manufacture and supply Ativan® and Isordil® to the Company until November 2006. The Company made two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). The Company also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® line extension products to be sold in the United States. The Company also agreed to pay Wyeth royalties on any future sales of any Ativan® line extension products that may have been developed and marketed by the Company, as well as a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may have been developed by the Company.

  The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $146,342,000, and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate of 3.00%, which was comparable to the Company's available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

  The fair values of the acquired assets were determined using an income approach. The discount rate used to present value the estimated future cash flows related to the Ativan® and Isordil® trademarks, product rights and technology was 10.5%, which incorporated the weighted average cost of capital of companies (including Biovail) operating in the branded drug industry, as well as a risk premium to take into consideration the risks associated with marketing a single drug versus a portfolio of drugs.

  The trademarks are being amortized over their estimated useful lives of 20 years. The product rights and technology are being amortized over their estimated useful lives of 15 years.

  Acquired research and development

  At the date of acquisition, the Ativan® line extension products were in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to the Ativan® line extension products were in the range of 30% to 35%. These products are modified versions of the sublingual formulation already available in Canada. Given the existing knowledge and technology with respect to the Canadian sublingual formulation, the risks associated with the development of these products were substantially less than if these products represented novel formulations. As a result, the discount rates reflected a lower risk premium than would otherwise be applied to products in a pre-clinical stage of development. The costs to complete the development of these products were estimated to be up to $23,500,000. In December 2005, the Company decided to terminate the development programs for the Ativan® line extension products and, as a result, the Company recorded a charge of $18,415,000 to write-off the remaining carrying value of the related acquired research and development asset. In addition, the Company will not be required to make the additional rights payment to Wyeth; however, the lost contribution from these line extension products will have a material effect on the Company's future consolidated results of operations and cash flows. The Company believes that the carrying values of the remaining Ativan® and Isordil® intangible assets were fully recoverable at December 31, 2005, based on the estimated undiscounted future cash flows related to the existing Ativan® and Isordil® products.

  Athpharma products

  In April 2003, the Company entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition. The four products under development are Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation for the treatment of angina, Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of these products.

  Acquired research and development

  At the date of acquisition, the Athpharma products were in various phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products incorporated a significant risk premium specific to each product's stage of development at the date of acquisition and probability of technical success, as follows:

Product	Phase of Development	Discount Rate
Isochron	Investigational New Drug Application ("IND") approved; preparing for Phase III clinical trials	45%
Bisochron	IND filed	50%
Hepacol I	Formulation development	60%
Hepacol II	Pre-formulation	70%

  The Company's share of the costs to complete the development of these products was estimated to be $20,000,000. The following values were assigned to these products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000 and Hepacol II — $2,565,000.

  The Company is currently negotiating with Athpharma to amend the development and license agreement. The Company estimates that the fair value of these products is $4,000,000 and, accordingly, the Company recorded a $16,627,000 write-down to the carrying value of the related acquired research and development asset.

  Generic omeprazole

  In May 2003, the Company paid $35,500,000 to the previous owners of Pharma Pass LLC (a company acquired by Biovail in December 2002) related to an additional participating interest in the gross profit on sales of generic omeprazole owned by those parties. The generic omeprazole product right was being amortized on a proportionate basis relative to the revenue received from this interest. Amortization expense of $1,121,000 and $34,379,000 was recorded in 2004 and 2003, respectively, as the Company had received all of the revenue from this interest by March 31, 2004.

6.     ACQUISITION OF BUSINESS

  BNC-PHARMAPASS

  Description of acquisition

  In July 2003, the Company and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of three products. These products were carvedilol, a beta-blocker indicated for the treatment of congestive heart failure, eprosartan, indicated for the treatment of hypertension, and tamsulosin, indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. PPII agreed to complete the formulation work in connection with these products. The Company agreed to pay the cost of all clinical trials and certain other development costs related to these products. The Company had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

  Subsequent to the date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and the Company's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003. The Company's share of the fair values of the three products under development of $26,420,000 was capitalized to acquired research and development in 2003.

  In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through the withdrawal of the remaining $4,319,000 of cash from BNC-PHARMAPASS. In February 2004, the Company acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. The Company and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in the Company's share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 capitalized to acquired research and development in 2004.

  Acquired research and development

  At the dates of acquisition, the carvedilol, eprosartan and tamsulosin products were in pre-formulation and formulation phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 45% and the costs to complete the development of these products were estimated to be $50,000,000. The Company is continuing the development programs for carvedilol and eprosartan, which are in early clinical phases of development. The acquired research and development is being amortized over its estimated useful life of five years.

7.     CASH AND CASH EQUIVALENTS

	2005	2004
Cash and certificates of deposit	$51,110	$33,562
Treasury bills	205,642	—
Commercial paper	94,878	—
Money market funds	93,659	762

	$445,289	$34,324

8.     MARKETABLE SECURITIES

  The amortized cost and estimated fair value of marketable securities were as follows:

	2005
	Amortized cost	Unrealized losses	Fair value
Maturing within one year	$511	$(6)	$505
Maturing after one year	6,920	(61)	6,859

	$7,431	$(67)	$7,364

	2004
	Amortized cost	Unrealized losses	Fair value
Maturing within one year	$5,020	$(4)	$5,016

9.     ACCOUNTS RECEIVABLE

	2005	2004
Trade	$124,845	$139,576
Less allowances for doubtful accounts and cash discounts	4,300	4,716

	120,545	134,860
Royalties	5,032	7,011
Other	7,122	6,891

	$132,699	$148,762

  A significant portion of the Company's product sales is made to its third-party licensees, as well as major drug wholesalers in the United States and Canada. The three largest customer balances accounted for 57% and 62% of trade receivables at December 31, 2005 and 2004, respectively.

10.   INVENTORIES

	2005	2004
Raw materials	$54,525	$48,801
Work in process	11,416	14,862
Finished goods	23,532	46,491

	$89,473	$110,154

11.   LONG-TERM INVESTMENTS

	2005	2004
Ethypharm	$30,000	$30,000
Depomed	9,810	9,810
Reliant Pharmaceuticals, LLC	6,259	8,929
Western Life Sciences Venture Fund	—	872
Other	4,048	4,659

	$50,117	$54,270

  Ethypharm

  In April 2002, the Company invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm.

  In December 2004, the Company recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment. The Company continues to evaluate Ethypharm's financial condition, results of operations and cash flows for additional indications of impairment.

  Depomed

  In July 2002, the Company invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of Depomed. In April 2003, in connection with a private placement by Depomed, the Company acquired an additional 1,626,154 common shares of Depomed for $3,533,000. The Company also obtained warrants to acquire 569,154 shares of Depomed, which are exercisable from July 2003 until April 2008 at an exercise price of $2.16 per share. The Company has not exercised these warrants.

  At December 31, 2005 and 2004, the Company's investment represented approximately 10% and 12% of the issued and outstanding common shares of Depomed. At December 31, 2005 and 2004, the fair values of this investment, based on quoted market prices, were $26,102,000 and $23,646,000 respectively.

  Reliant Pharmaceuticals, LLC ("Reliant")

  In December 2003, in connection with the collection of its loan receivable from Reliant (as described in note 24 — Commercial Alliances), the Company subscribed to $8,929,000 of Series D Preferred Units of Reliant. At December 31, 2005 and 2004, the Company's investment represented less than 2% of the total issued and outstanding common and preferred units of Reliant.

  In December 2005, the Company assessed the financial performance of Reliant compared with its business plans, as well as its current financial condition and future earnings prospects. This assessment indicated that the carrying value of the Company's investment in Reliant may not be fully realized in the foreseeable future. As a result, the Company recorded a $2,670,000 write-down to the carrying value of its investment in Reliant to reflect an other-than-temporary decline in the estimated fair value of this investment. The Company will continue to monitor Reliant's near-term financial condition, results of operations and cash flows for additional indications of impairment.

  Western Life Sciences Venture Fund

  In December 2001, the Company committed to an aggregate capital contribution of approximately $7,790,000 to a limited partnership under the name of Western Life Sciences Venture Fund. The purpose of this fund is to invest in early-stage biotechnology companies. The Company has the exclusive right to negotiate for the distribution, sales, marketing or licensing rights to any products of the investee companies of this fund. This investment is denominated in Canadian dollars and is being accounted for using the equity method.

  At December 31, 2005 and 2004, the Company had invested a total of $5,795,000 to acquire Class A units of this fund. At December 31, 2005 and 2004, the Company's investment represented approximately 29% and 28%, respectively, of the total issued and outstanding Class A units. In 2005, 2004 and 2003, the Company's share of the net losses of this fund was $1,160,000, $4,179,000 and $1,010,000, respectively. At December 31, 2005, the Company provided $554,000 for its cumulative share of the net losses of this fund in excess of its investment to date, as the Company has committed to provide additional capital contributions.

12.   PROPERTY, PLANT AND EQUIPMENT

	2005		2004
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	$11,942	$—	$11,764	$—
Buildings	101,587	17,373	83,136	13,526
Machinery and equipment	111,365	48,418	102,099	36,575
Other equipment and leasehold improvements	78,093	37,629	71,851	32,193

	$302,987	$103,420	$268,850	$82,294

Less accumulated depreciation	103,420		82,294

	$199,567		$186,556

  At December 31, 2005 and 2004, the cost of property, plant and equipment included $36,258,000 and $18,389,000, respectively, of assets under construction or awaiting FDA approval and not available for productive use. Interest capitalized amounted to $164,000 and $222,000 in 2005 and 2004, respectively.

  Depreciation expense amounted to $27,977,000, $22,259,000 and $15,351,000 in 2005, 2004 and 2003, respectively.

13.   INTANGIBLE ASSETS

	2005		2004
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks
Cardizem®	$406,058	$103,044	$406,058	$82,841
Vasotec® and Vaseretic®	165,855	30,729	165,855	22,439
Ativan® and Isordil®	107,542	14,026	107,542	8,649
Other	24,243	3,736	24,243	2,524

	703,698	151,535	703,698	116,453
Product rights
Zovirax®	173,518	38,488	173,518	30,036
Vasotec® and Vaseretic®	79,500	18,541	79,500	13,241
Cardizem® LA	56,719	5,402	—	—
Wellbutrin® and Zyban®	45,000	9,000	45,000	6,000
Procardia XL	25,000	13,125	25,000	10,625
Glumetza™	25,000	1,458	—	—
Tiazac®	22,750	10,934	22,750	9,372
Ativan® and Isordil®	16,041	2,747	16,041	1,677
Teveten and Teveten HCT	—	—	94,341	13,561
Other	24,623	10,695	28,623	10,990

	468,151	110,390	484,773	95,502
Acquired research and development	322,601	159,355	569,717	265,813
Technology
Ativan® and Isordil®	2,156	349	2,156	206
Other	14,800	4,380	18,885	4,903

	16,956	4,729	21,041	5,109

	1,511,406	$426,009	1,779,229	$482,877

Less accumulated amortization	426,009		482,877

	$1,085,397		$1,296,352

  Amortization expense amounted to $167,050,000, $164,160,000 and $239,112,000 in 2005, 2004 and 2003, respectively.

14.   OTHER ASSETS

	2005	2004
Zovirax®, net of accumulated amortization of $5,201 in 2005	$35,455	$40,656
Deferred compensation trust fund	7,398	6,892
Deferred financing costs, net of accumulated amortization of $12,185 in 2005 and $9,396 in 2004	7,120	9,265
Withholding tax, net of accumulated amortization of $700 in 2005	6,650	—
Loan receivable	665	625

	$57,288	$57,438

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GlaxoSmithKline plc ("GSK"), including the reduction in the supply price for this product. In consideration for these amendments the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The annual instalment payments were present valued using an imputed interest rate of 3.74%, which was comparable to the Company's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $40,656,000, which is being amortized to cost of goods sold on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price. Amortization of this asset began in 2005.

  Deferred financing costs

  In 2005 and 2004, the Company recorded write-downs of deferred financing costs of $656,000 and $1,200,000, respectively, as the result of reductions in the borrowing capacity under its revolving term credit facility.

  Withholding tax

  In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 3 — Restructuring). This withholding tax is being amortized to income tax expense on a straight-line basis over seven years.

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

15.   ACCRUED LIABILITIES

	2005	2004
Product returns	$23,205	$30,421
Employee costs	19,773	16,052
Product rebates, chargebacks and allowances	9,465	11,090
Professional fees	8,940	3,957
Interest	8,849	9,148
Distribution services agreement fees	4,885	1,319
Other	13,753	10,930

	$88,870	$82,917

16.   DEFERRED REVENUE

	2005	2004
Licensing fees and other	$106,480	$13,390
Customer prepayments	65,099	2,476
Research and development fees	6,700	8,800

	178,279	24,666
Less current portion	61,160	8,141

	$117,119	$16,525

  At December 31, 2005, licensing fees and other included the up-front cash consideration of $105,477,000 (net of accumulated amortization of $10,045,000) received by the Company in connection with the Kos transaction (as described in note 3 — Restructuring). This consideration is being amortized to product sales on a straight-line basis over seven years.

  At December 31, 2005, customer prepayments included $60,000,000 received by the Company from Ortho-McNeil, Inc. ("OMI"), a Johnson & Johnson company, which will be credited against OMI's future product purchases of Ultram® ER (as described in note 24 — Commercial Alliances).

  Effective January 1, 2000, the Company adopted retroactively to January 1, 1998, the provisions of the U.S. Securities and Exchange Commission ("SEC" or "the Commission") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" which was superseded by SAB No. 104 "Revenue Recognition". These polices are generally accepted under Canadian GAAP. Total revenue in 2005, 2004 and 2003 included $3,400,000, $3,400,000 and $5,200,000, respectively, of amortization of revenue deferred on the adoption of SAB No. 101.

17.   LONG-TERM OBLIGATIONS

	2005	2004
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,551)	(1,916)
Fair value adjustment	2,191	4,158

	400,640	402,242
Zovirax® obligation	21,884	32,230
Vasotec® and Vaseretic® obligation	13,622	27,704
Deferred compensation	810	4,438
Ativan® and Isordil® obligation	—	9,037

	436,956	475,651
Less current portion	24,360	33,465

	$412,596	$442,186

  Interest expense on long-term obligations amounted to $33,998,000, $36,963,000 and $38,987,000 in 2005, 2004 and 2003, respectively.

  7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes")

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

  At December 31, 2005 and 2004, the aggregate market values of the Notes, based on quoted market prices, were approximately $414,400,000 and $412,000,000, respectively.

  Revolving term credit facility

  At December 31, 2005 and 2004, the Company had no outstanding borrowings under its revolving term credit facility. On May 25, 2005, the Company renewed this credit facility at $250,000,000 for a term of 364 days. The revolving period of this credit facility is renewable for additional 364-day terms. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding into a one-year term facility, repayable in four equal quarterly instalments. The interest rates charged under this credit facility and the financial covenants remain unchanged.

  At December 31, 2005 and 2004, the Company had a letter of credit issued under this credit facility of $17,600,000 and $36,666,000, respectively, which secures the remaining semi-annual payments the Company is required to make to Merck & Co., Inc. ("Merck") under the Vasotec® and Vaseretic® agreement. At December 31, 2005 and 2004, the Company had remaining balances of $232,400,000 and $363,334,000, respectively, available to borrow under its credit facility.

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

  Borrowings may be by way of U.S. dollar, London Interbank Offering Rate ("LIBOR") or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's financial covenant ratios at the time of such borrowing.

  Zovirax® obligation

  The Zovirax® obligation relates to the amendments to the Zovirax® distribution agreement. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The two remaining annual payments of $11,250,000 each are due on March 31 of 2006 and 2007.

  Vasotec® and Vaseretic® obligation

  This obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. This non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The two remaining semi-annual payments of $7,005,500 are due on April 1 and October 1 of 2006.

  Ativan® and Isordil® obligation

  This obligation reflected the remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.00%. The final payment was made on May 31, 2005.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Other	Total
2006	$—	$25,261	$25,261
2007	—	11,250	11,250
2010	400,000	—	400,000

Total gross maturities	400,000	36,511	436,511

Unamortized discounts	(1,551)	(1,005)	(2,556)
Fair value adjustment	2,191	—	2,191
Deferred compensation(1)	—	810	810

Total long-term obligations	$400,640	$36,316	$436,956

  (1)
  The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from this plan and, consequently, this obligation does not have a defined maturity.

18.   SHAREHOLDERS' EQUITY

  Stock Option Plans

  In June 2004, the Company adopted a new stock option plan (the "2004 Stock Option Plan") in replacement of its previous stock option plan and pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, directors, officers and consultants of the Company. The 2004 Stock Option Plan provides that a maximum of 5,000,000 common shares are issuable pursuant to the exercise of options. The options are granted at the fair market value of the underlying common shares at the date of grant and expire no later than 10 years from that date. At December 31, 2005, there were 2,124,625 outstanding options that are or may become exercisable under the terms of the 2004 Stock Option Plan.

  Under the Company's previous stock option plan established in 1993, as amended (the "1993 Stock Option Plan"), a maximum of 28,000,000 common shares were issuable pursuant to the exercise of options. The options were granted at the fair market value of the underlying common shares at the date of grant and expire no later than seven years from that date. On approval of the 2004 Stock Option Plan, the 1993 Stock Option Plan was frozen and no further grants of stock options will be made under that plan. The remaining 409,112 common shares that were reserved for the issuance of stock options under the 1993 Stock Option Plan were removed from the reserve. At December 31, 2005, there were 5,807,636 outstanding options that are or may become exercisable under the terms of the 1993 Stock Option Plan.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2005:

	Options (000s)	Weighted average exercise price
Outstanding balance, January 1, 2003	5,925	$28.23
Granted	2,304	27.66
Exercised	(663)	17.50
Forfeited	(234)	31.93

Outstanding balance, December 31, 2003	7,332	28.91
Granted	1,241	18.75
Exercised	(561)	13.51
Forfeited	(300)	26.40

Outstanding balance, December 31, 2004	7,712	28.49
Granted	2,192	17.32
Exercised	(187)	14.52
Forfeited	(1,785)	27.60

Outstanding balance, December 31, 2005	7,932	$25.94

  The following table summarizes information about options outstanding at December 31, 2005:

Range of exercise prices	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable (000s)	Weighted average exercise price
$ 3.52 – $10.50	41	0.6	$10.30	41	$10.30
17.00 – 25.00	4,608	3.0	19.31	2,624	20.51
27.72 – 41.00	2,339	1.9	32.62	2,020	32.68
42.00 – 48.07	944	1.3	42.41	936	42.36

	7,932	2.5	$25.94	5,621	$28.45

  Deferred Share Unit ("DSU") plans

  On May 4, 2005, the Company's Board of Directors adopted DSU plans for its Executive Chairman and non-employee directors, which entitles these directors to receive grants of DSUs. A DSU is a notional unit, equivalent in value to a common share. Each of these directors receives an annual grant of units under the DSU plans. In addition, these directors receive a portion of their annual compensation, and may elect to receive up to all of their annual retainer fees, in the form of DSUs. DSUs are credited with dividend equivalents when dividends are paid on the Company's common shares. Directors may not receive any payment in respect of the DSUs until they withdraw from the Board.

  The amount of compensation deferred is converted into DSUs based on the average trading price of the Company's common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense (but not below zero) throughout the deferral period to the extent that the trading price of its common shares decreases.

  At December 31, 2005, the Company's Executive Chairman held 87,763 DSUs and its non-employee directors held a total of 39,786 DSUs. As a result of an increase in the trading price of the Company's common shares between the grant date of these DSUs and December 31, 2005, the Company recorded $3,027,000 of compensation expense related to these DSUs in the period ended December 31, 2005.

  Employee Stock Purchase Plan ("EPP")

  The Company's EPP was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. A maximum of 1,200,000 common shares are issuable under the EPP. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the fair market value of the common shares on the date on which the eligible period ends. At December 31, 2005, a total of 106,007 common shares have been issued under the EPP.

  Executive Stock Purchase Plan ("ESPP") loans

  In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares of the Company on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company's rate for borrowings. Interest was payable quarterly in arrears. These loans were repaid on December 31, 2003.

  Cash dividends

  Cash dividends declared and paid were $0.50 per share in 2005. No dividends were declared in 2004 or 2003.

19.   WRITE-DOWN OF ASSETS, NET OF GAIN ON DISPOSAL

  Year ended December 31, 2005

  In 2005, the Company recorded a charge of $74,276,000 related to the write-down of the following assets:

  In December 2005, the Company recorded a write-down of $45,046,000 related to acquired research and development assets associated with product-development projects that were discontinued by the Company, including the Ativan® line extension and Athpharma products.

  In December 2005, the Company recorded a $2,670,000 write-down to the carrying value of its investment in Reliant (as described in note 11 — Long-Term Investments).

  In June 2005, the Company terminated its license agreement with Procyon Biopharma Inc. ("Procyon") related to Fibrostat and, wrote off its $727,000 investment in convertible debentures of Procyon.

  In May 2005, the Company recorded a $25,507,000 write-down on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 3 — Restructuring), as well as costs to transfer of $326,000.

  Year ended December 31, 2004

  In 2004, the Company recorded a net charge of $40,685,000 related to the write-down or gain on disposal of the following assets:

  In December 2004, the Company recorded a $37,802,000 write-down to the carrying value of its investment in Ethypharm (as described in note 11 — Long-Term Investments).

  In November 2004, following a decision not to reformulate the Rondec product line, the Company evaluated the fair value of the related product rights and determined that they had been permanently impaired. Accordingly, the Company recorded a charge of $4,354,000 to write off the remaining carrying value of the Rondec product rights.

  In July 2004, the Company recorded a gain of $1,471,000 on the disposal of the Cedax product rights (as described in note 5 — Acquisitions and Disposition of Intangible Assets).

  Year ended December 31, 2003

  In 2003, the Company recorded a charge of $82,189,000 related to the write-down of the following assets:

  In December 2003, the Company evaluated the current and forecasted market shares at the time for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, the Company recorded a charge of $43,400,000 to write down the carrying values of these product rights to their estimated fair values.

  In December 2003, the Company recorded a write-down of $37,108,000 related to acquired research and development assets associated with product-development projects that were discontinued by the Company.

  In December 2003, the Company recorded a charge of $1,681,000 related to the write-down of goodwill associated with its Swiss subsidiary, Biovail S.A., due to a decline in royalties earned on the sales of products out-licensed by this subsidiary.

20.   SETTLEMENTS

  Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva Pharmaceuticals USA, Inc., Mylan Pharmaceuticals Inc. ("Mylan"), Mylan Laboratories Inc.

  In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised a recovery for the profit lost by the Company on sales of Nifedical XL, compensation for the value of dated Nifedical XL in inventory, a reduction of legal and other expenses incurred by the Company during the six months ended June 30, 2003, and interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sublicense to U.S. Patent No. 4,264,446.

  Elan Corporation, plc ("Elan")

  In June 2003, the Company settled with Elan with respect to the termination of the Company's rights to Elan's 30 mg and 60 mg generic versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of these products.

  Eli Lilly and Company ("Lilly")

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised: a recovery of the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written off by the Company in December 2001; the recoverable value of the Keftab product right recorded in intangible assets; compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly; a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003; and interest.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's breach of contract relating to its failure to supply verapamil (generic Verelan) to the Company. The settlement payment comprised: a recovery of the profit lost by the Company on sales of its generic version of Verelan; a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003; and interest.

  Settlement payments

  In 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company's lost profits on sales of Nifedical XL, Keftab and its generic version of Verelan, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. In addition, the Company recorded $14,554,000 of the settlement payment from Lilly as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

21.   INCOME TAXES

  The components of the provision for (recovery of) income taxes are as follows:

	2005	2004	2003
Current
Domestic	$450	$485	$400
Foreign	22,100	8,465	(4,400)

	22,550	8,950	(4,000)
Future
Domestic	—	—	—
Foreign	—	—	—

	—	—	—

	$22,550	$8,950	$(4,000)

  The reported provision for, or recovery of, income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income or loss before provision for, or recovery of, income taxes. The reasons for this difference and the related tax effects are as follows:

	2005	2004	2003
Income (loss) from continuing operations before provision for (recovery of) income taxes	$122,152	$66,912	$(43,866)
Loss from discontinued operations	(10,575)	(5,215)	(479)

Income (loss) before provision for (recovery of) income taxes	111,577	61,697	(44,345)
Expected Canadian statutory rate	36.5%	36.5%	34.1%

Expected provision for (recovery of) income taxes	40,726	22,520	(15,122)
Non-deductible amounts
Amortization	58,536	59,283	79,360
Equity loss	423	1,525	344
Stock-based compensation	985	4,484	—
Foreign tax rate differences	(137,287)	(163,855)	(131,065)
Unrecognized income tax benefit of losses	43,597	81,519	56,926
Withholding taxes on foreign income	3,900	—	—
Other	11,670	3,474	5,557

	$22,550	$8,950	$(4,000)

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Future income taxes have been provided for the following temporary differences:

	2005	2004
Future tax assets
Tax loss carryforwards	$187,485	$165,113
Scientific Research and Experimental Development pool	49,451	37,991
Investment tax credits	34,236	27,552
Provisions	34,022	33,982
Plant, equipment and technology	17,503	12,457
Deferred revenue	11,856	—
Deferred financing and share issue costs	240	6,701
Stock-based compensation	3,848	3,173
Other	3,280	4,142

Total deferred tax assets	341,921	291,111
Less valuation allowance	(306,953)	(249,881)

Net deferred tax assets	34,968	41,230

Future tax liabilities
Intangible assets	32,643	36,377
Prepaid expenses	1,738	2,642
Other	587	2,211

Total deferred tax liabilities	34,968	41,230

Net deferred income taxes	$—	$—

  The realization of future tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the future tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2005 and 2004, the valuation allowance increased by $57,072,000 and $79,065,000, respectively. The increases in the valuation allowance were mainly related to accumulated tax losses and tax credit carryforwards.

  At December 31, 2005, the Company had accumulated tax losses of approximately $17,000,000 available for federal purposes and approximately $52,700,000 available for provincial purposes in Canada, as well as approximately $32,900,000 of unclaimed Canadian investment tax credits. These losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively.

  The Company has accumulated tax losses of approximately $460,200,000 for federal and state purposes in the United States, which can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred or that may occur in the future.

  These tax losses and investment tax credits expire as follows:

	Tax losses
	Canada
			United States	Investment tax credits
	Federal	Provincial
2006	$—	$—	$—	$1,600
2007	—	—	4,300	1,900
2008	—	21,000	6,100	4,100
2009	1,400	16,000	6,700	600
2010	—	—	3,100	3,600
2011	—	—	16,400	2,900
2012	—	—	15,500	4,000
2013	—	—	—	4,500
2014	—	—	—	3,800
2015	15,600	15,600	—	5,900
2018	—	—	22,100	—
2019	—	—	13,500	—
2020	—	—	1,100	—
2021	—	—	38,500	—
2022	—	—	15,900	—
2023	—	—	112,500	—
2024	—	—	153,900	—
2025	—	—	50,600

	$17,000	$52,700	$460,200	$32,900

  In addition, the Company has pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $169,800,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  The eventual payment of the Company's U.S. dollar denominated Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2005, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $148,000,000. If the Notes had been paid at December 31, 2005, one-half of this foreign exchange gain would have been included in the Company's taxable income, which would have resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above. The eventual payment of the Notes will not result in a foreign exchange gain or loss being recognized in the Company's consolidated financial statements, as these statements are prepared in U.S. dollars.

22.   EARNINGS OR LOSS PER SHARE

  Earnings (loss) per share were calculated as follows:

	2005	2004	2003
Net income (loss)	$89,027	$52,747	$(40,345)

Basic weighted average number of common shares outstanding (000s)	159,433	159,115	158,516
Dilutive effect of stock options (000s)	—	143	—

Diluted weighted average number of common shares outstanding (000s)	159,433	159,258	158,516

Basic and diluted earnings (loss) per share	$0.56	$0.33	$(0.25)

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

23.   CASH FLOW INFORMATION

  Non-cash investing and financing activities

  In 2005, non-cash investing activities included $3,924,000 of accrued additions to property, plant and equipment. There were no significant non-cash investing and financing activities in 2004. In 2003, non-cash investing and financing activities included the long-term obligation of $17,497,000 related to the acquisition of Ativan® and Isordil®, and the subscription to $8,929,000 Series D Preferred Units of Reliant in repayment of a portion of the loan receivable from Reliant.

  Cash paid during the year

	2005	2004	2003
Interest	$31,378	$32,594	$31,187
Income taxes	9,242	8,195	7,862

24.   COMMERCIAL ALLIANCES

  OMI

  In November 2005, the Company entered into an agreement with OMI, for the marketing and distribution of the Company's once-daily, extended-release and ODT formulations of tramadol HCl in the United States and Puerto Rico. These products will be known by the trade names Ultram® ER and Ultram® ODT. OMI has retained an option for Ultram® ER for other jurisdictions, excluding Canada and Europe.

  The Company will manufacture and supply Ultram® ER and Ultram® ODT to OMI for 10 years at contractually determined supply prices. The supply price for Ultram® ER ranges from 27.5% to 37.5% of OMI's net selling price, depending on the year of sale. The supply price for Ultram® ODT is equal to 30% of OMI's net selling price. OMI paid the Company a supply prepayment of $60,000,000, which will be reduced to zero through credits against 33% of the aggregate amount of the Company's invoices for Ultram® ER manufactured and supplied to OMI.

  OMI will compensate the Company on a fee-per-call basis (to a maximum of $4,290,000 in 2006 and $3,565,000 in 2007) for providing co-promotion services related to Ultram® ER in the United States. The Company will provide these co-promotion services for a period of two years and both the Company and OMI retain an option to extend the co-promotion arrangement by mutual consent for additional two-year periods.

  Novopharm Limited ("Novopharm")

  In November 2005, the Company entered into an agreement with Novopharm, a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva"), for the distribution of a generic version of Tiazac® in Canada. The Company will manufacture and supply generic Tiazac® to Novopharm for five years at a supply price equal to 37.5% of the listed formulary price.

  Teva

  In September 2004, the Company granted Teva a four-year extension to the 10-year supply term for each of the Company's generic products currently marketed by Teva, and the Company sold Teva two extended-release generic products under development. In consideration, the Company's selling price to Teva for each generic product will be increased for the remainder of the extended supply term. Teva will also pay the Company up to $9,300,000, subject to certain milestones related to the products under development. The

  Company has received $7,800,000 of this amount, of which $6,300,000 was deferred and is being recognized over the remaining extended supply term. The Company will only recognize the remaining $1,500,000 if the milestones are achieved.

  GSK

  In October 2001, the Company licensed its bupropion HCl extended-release tablets to GSK for sale and distribution under the trade name Wellbutrin XL® on a worldwide basis, excluding Canada. The Company and GSK collaborated to complete the development of Wellbutrin XL® and to obtain FDA approval for this product. In addition, the Company co-promoted GSK's Wellbutrin SR® in the United States during the period from January 1, 2002 to March 31, 2003. In the three months ended March 31, 2003, the Company received $10,000,000 related to the co-promotion of Wellbutrin SR®. The receipt of this amount was dependent on the Company performing prescribed detailing activity related to the co-promotion of Wellbutrin SR®.

  GSK received FDA approval for Wellbutrin XL® in August 2003. The Company is the exclusive manufacturer and supplier of Wellbutrin XL® to GSK on a worldwide basis. The supply price for trade product during each calendar year is determined based on an increasing tiered percentage of GSK's net selling prices (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The supply prices for sample product are fixed based on contractually agreed prices.

  Reliant

  In November 2002, the Company and Reliant entered into a co-promotion agreement to co-promote the Company's Zovirax®, Teveten, Teveten HCT, Rondec, Cedax and Cardizem® LA products. In consideration for Reliant's co-promotion activities under this agreement, the Company paid Reliant a tiered co-promotion fee based on the net sales of these products. Effective December 31, 2003, the Company and Reliant mutually agreed to terminate this agreement and, consequently, the Company recorded a charge of $61,348,000 to extinguish its trailing royalty obligation to Reliant.

  In connection with the co-promotion agreement, the Company, together with certain of Reliant's existing lenders, established a $115,000,000 secured credit facility in favour of Reliant. The Company committed to fund up to $70,000,000 of this credit facility. In December 2003, Reliant elected to prepay all of the outstanding advances, plus accrued interest of $3,195,000. Reliant paid the Company $64,266,000 in cash and, in exchange for the remaining $8,929,000 owing, the Company agreed to subscribe to Series D Preferred Units of Reliant (as described in note 11 — Long-Term Investments).

25.   RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — central nervous system, cardiovascular (including Type II diabetes), and pain management, and typically include formulation and product-development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company may have an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third-party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

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

26.   LEGAL PROCEEDINGS

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

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's consolidated results of operations, financial condition and cash flows.

  From time to time, the Company also initiates actions or files counterclaims. We could be subject to counterclaims or other suits in response to other actions the Company may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint filed alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle.

  Since this lawsuit was filed, a New Jersey law firm, Lampf, Lipkind, Prupis & Petigrow has filed a class action on behalf of unnamed Biovail investors in the U.S. District Court in New Jersey, seeking $4 billion in damages on the basis of substantially the same allegations set forth in our complaint.

  Intellectual property

  RhoxalPharma Inc. ("RhoxalPharma"), now Sandoz Canada Inc. ("Sandoz") filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed in the Patent Registry and on April 1, 2004, we instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance ("NOC") to Sandoz until these proceedings were concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever was earlier. This matter was tried on September 21 and 22, 2005. On October 19, 2005, the Federal Court dismissed the Company's application. The Company has appealed the decision, however, the appeal process did not prevent the issuance of an NOC to Sandoz, which has since occurred.

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm ("Ethypharm") instituted an additional action against Sandoz and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively "Andrx") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  RhoxalPharma, now Sandoz, filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on January 6, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for April 3 and 4, 2006.

  Novopharm filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to two of the three listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision has been appealed, however the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150 mg.

  PharmaScience Inc. ("PharmaScience") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that prevented the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. A hearing date has been scheduled for May 15 to 17, 2006.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Anchen Pharmaceuticals Inc. ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. A trial date has been set for September 12, 2006. On March 17, 2006, Anchen filed a Motion for Summary Judgment which the Company will respond to in due course.

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay. Abrika brought a Motion for Summary Judgment that was heard on November 2, 2005. Following oral arguments, the Court reserved its decision. If the court denies Abrika's Motion, the case will continue in its ordinary course.

  Impax Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacturer could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

  Watson Laboratories Inc. filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of New York. During the pendency of the litigations, the FDA may approve a generic formulation. However, in the event that the generic manufacturer markets the product, the generic manufacture could face patent infringement damages should the manufacturer be held to violate the patent. In most situations, the generic manufacturer will wait for the earlier of the thirty-month stay on marketing, or a court decision on non-infringement or invalidity, or a court decision to abbreviate the thirty-month stay.

  On June 27, 2005 and September 2, 2005, Biovail received separate notice letters regarding Paragraph IV certification under the Hatch-Waxman Act from Andrx alleging that their FDA filings for generic formulations of Cardizem® LA (420mg) and Cardizem® LA (120mg, 180mg, 240mg, 300mg and 360mg), respectively, do not infringe the listed patents, U.S. Patent Nos. 5,529,791 and 5,288,505.

  Upon receipt of the notices from Andrx, Biovail informed Kos pursuant to Paragraph 6.13 of the Distribution and Product Acquisition Agreement with Kos (the "Kos Agreement") that it would not be instituting any legal proceedings, and that it therefore deferred to Kos in respect of the right to take legal action.

  On August 10, 2005, Kos initiated a patent infringement lawsuit against Andrx for the 420mg strength in the U.S. District Court for the District of Delaware. On October 14, 2005, Kos initiated a second patent infringement lawsuit for the remaining strengths. Since Biovail is the holder of the New Drug Application for Cardizem® LA, it was legally required that these suits named Biovail as plaintiff.

  A third Paragraph IV certification and notice letter has been received from Andrx relating to the newly listed patent covering Cardizem® LA, U.S. Patent No. 6,923,984. The notice letter has similarly been referred to Kos. The Company does not intend to initiate legal proceedings against Andrx with respect to this recent notice letter and has instead again deferred in respect of that right to Kos, pursuant to the terms of Kos Agreement. To date, no action has been undertaken concerning this notice letter.

  Product liability

  Biovail Pharmaceuticals Inc. ("BPI") along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. The Company is considering bringing a motion to be dismissed from the action.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. Biovail has also moved to dismiss a case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, which remains sub judice before the Court. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint ("Amended Complaint"), which they have. The Company has moved to dismiss the Amended Complaint. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The consumer and "indirect purchasers" claims were refiled in Superior Court of the State of California. The actions are proceeding on their merits through the normal legal process. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has not been formally served with this complaint, but if service is perfected this action would also proceed through the normal legal process on its merits.

  Securities class actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons other than the defendants and their affiliates who purchased the Company's stock during that period. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint. Recently, the plaintiffs filed a motion for class certification, to which the Company is scheduled to respond on or before May 2, 2006.

  Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously against the Complaint, but cannot predict its eventual outcome.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The Complaint seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34. The Complaint relies on the same facts and allegations as those cited in the U.S. Consolidated Securities Complaint. The Complaint was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations of the Amended Complaint and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005 Eugene Melnyk the Company's Executive Chairman filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Eugene Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against him. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  The case is currently in discovery.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies. The United States Judicial Panel on Multi District Litigation had ordered that all the New York cases be consolidated and coordinated with similar class action litigation and lawsuits brought by other governmental entities and certain private parties pending in the United States District Court for the District of Massachusetts. Counsel for the City of New York and for all the counties in New York (other than Erie) that had sued Biovail has voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. The Erie County case, which had been removed to federal court, was recently remanded to State Court and thus is no longer part of the consolidated proceedings in Massachusetts. On or about March 3, 2006, the defendants, including the Company, filed pre-answer motions. In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. In the case brought by the State of Mississippi, the defendants, including the Company, have filed pre-answer motions, which are currently pending.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and regulatory inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company met with the AODM and have described the precautionary steps the Company took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and are cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  In November 20, 2003, the Company received notification from the SEC indicating that the Commission would be conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial performance for the fiscal year 2003, but the scope of the investigation is broader than it was initially, and the period under review now goes back to January 2001. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating as previously disclosed. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available for interviews by the Commission. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  In addition, the SEC has advised Biovail that it has reviewed the financial statements and related disclosures of the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K for the fiscal quarter ended June 30, 2005. Based on its review of these documents, the SEC provided comments and questions regarding certain accounting disclosures and methods, including but not limited to inquiries regarding the Company's accounting methodologies related to product returns, and requested additional disclosures related to these filings. The Company has incorporated additional disclosure items requested for these past filings into this Form 20-F document, including the related MD&A and financial statements, and the Company has resolved the comments related to the Company's Form 6-K for the fiscal quarter ended June 30, 2005. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed SEC documents. The Company will provide an update as material developments in these matters occur.

  Over the last three years, the Company has received a number of communications from the OSC relating to its disclosure, and or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. More recently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. In addition, the OSC has also indicated that it is investigating whether there has been improper trading and/or non-compliance with reporting and disclosure requirements in relation to trading of Biovail common shares held in several accounts in which the Company's Executive Chairman, Eugene Melnyk, may have direct or indirect beneficial ownership of or control or direction over, contrary to requirements of Ontario securities law. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

27.   CONTRACTUAL OBLIGATIONS

  Operating lease commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense was $10,415,000, $10,300,000 and $7,800,000 in 2005, 2004 and 2003, respectively.

  Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2006	$5,852
2007	5,547
2008	4,795
2009	4,523
2010	3,546
Thereafter	14,751

Total minimum future rental payments(1)	$39,014

  (1)
  Minimum future rental payments have not been reduced by the following sublease rentals due under a non-cancelable sublease: 2006 — $223,000; 2007 — $223,000; and 2008 — $74,000.

  Purchase obligations

  Vasotec® and Vaseretic®

  In connection with the manufacture and supply of Vasotec® and Vaseretic®, the Company is obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied). The remaining two semi-annual payments of $1,794,500 each are due on April 1 and October 1 of 2006. These payments have not been recorded as liabilities at December 31, 2004, and they are in addition to the Vasotec® and Vaseretic® minimum fixed royalty payments recorded in long-term obligations.

  Cardizem®

  The Company amended its manufacturing agreement with Aventis Pharmaceuticals Inc. ("Aventis"), such that Aventis will continue to manufacture and supply the Company with Cardizem® products (excluding Cardizem® LA, which is manufactured by the Company) until December 31, 2006. Under the terms of the amended agreement, the Company is obligated to purchase approximately $12,500,000 worth of Cardizem® products from Aventis in 2006. The Company may elect to extend the term until December 31, 2007, in which case it would be obligated to purchase approximately the same amount of Cardizem® products in 2007.

  Diltiazem HCl

  The Company entered into an agreement with Plantex USA, Inc. ("Plantex"), a subsidiary of Teva, that provides for the supply of diltiazem HCl (the active ingredient in Cardizem® and Tiazac®) by Plantex to the Company until December 31, 2009. Under the terms of the agreement, the Company is obligated to purchase approximately $8,000,000 worth of diltiazem HCl from Plantex in 2006.

28.   SEGMENT INFORMATION

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

  Geographic information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-lived assets(2)
	2005	2004	2003	2005	2004	2003
Canada	$112,847	$110,511	$124,800	$114,119	$102,986	$99,914
United States and Puerto Rico	812,535	760,175	680,881	266,718	277,799	284,665
Barbados and other Caribbean	—	—	—	1,036,642	1,235,336	1,379,278
Other countries	10,154	8,470	6,069	27,684	27,134	28,539

	$936,536	$879,156	$811,750	$1,445,163	$1,643,255	$1,792,396

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

  Major customers

  The following table identifies external customers that accounted in 2005 for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2005	2004	2003
Customer A	38%	36%	9%
Customer B	15%	17%	13%
Customer C	14%	13%	17%

29.   COMPARATIVE FIGURES

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2005.

Exhibit Index

1.1	Articles of Continuance(1)
1.2	By-Law No. 1 of Biovail Corporation(2)
2.1	Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(3)
2.2	First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(4)
4	Executive Employment Agreement(5)
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

(1)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

(2)
Incorporated by reference to Exhibit 99.2 July 7, 2005 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

(3)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

(4)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

(5)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 20-F dated June 30, 2005 filed with the SEC on June 30, 2005, #001-14956.

Exhibit 10.a.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-92229) pertaining to the 1993 Stock Option Plan and the 1996 Employee Stock Purchase Plan of Biovail Corporation, of our reports dated March 21, 2006, with respect to the consolidated financial statements of Biovail Corporation prepared in accordance with Canadian and United States generally accepted accounting principles that are included in the Annual Report (Form 20-F) for the year ended December 31, 2005 and our report included in the following paragraph with respect to the financial statement schedule of Biovail Corporation included in this Form 20-F.

        Our audits also included the financial statement schedule of Biovail Corporation included on Page S-1 of the Form 20-F. This schedule is the responsibility of Biovail Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Toronto, Canada	/s/ ERNST & YOUNG LLP
March 27, 2006	Chartered Accountants

Exhibit 11.1

CODE OF PROFESSIONAL CONDUCT
FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCE EXECUTIVES

The Board of Directors has adopted this Professional Conduct (the "Professional Code") for Biovail's Chief Executive Officer, and for its Senior Vice President, Chief Financial Officer, Vice President, Controller and Assistant Secretary, and Vice President, Treasurer (the "Senior Finance Executives") to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. The Senior Finance Executives are expected to abide by this Professional Code as well as all other applicable Biovail business policies, standards and guidelines.

As a Senior Finance Executive you will:

1.
Act with honesty and integrity.

2.
Avoid actual or apparent conflicts of interest between your personal and professional relationships and never use or attempt to use your position to obtain any improper personal benefit for yourself, your family, or any other person.

3.
Observe both the form and spirit of technical and ethical accounting standards.

4.
Ensure that Biovail's disclosure is full, fair, accurate, complete, objective, relevant, timely and understandable, including in Biovail's filings with and other submissions to the U.S. Securities and Exchange Commission.

5.
Comply with all applicable rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

6.
Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated.

7.
Respect the confidentiality of information acquired in the course of your work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of your work will not be used for personal advantage.

8.
Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of Biovail's financial statements or accounting books and records.

If you are aware of any suspected or known violations of this Professional Code, you have a duty to promptly report such concerns to the Vice President, Associate General Counsel and to the Chairman of the Audit Committee.

        You understand that you will be held accountable for your adherence to this Professional Code. Your failure to observe the terms of this Professional Code may result in disciplinary action, up to and including termination of employment. Violations of this Professional Code may also constitute violations of law and may result in civil and criminal penalties for you and/or Biovail.

It is Biovail's intention that this Professional Code be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Item 16B of Form 20-F promulgated under the Securities and Exchange Act of 1934, as amended.

Exhibit 12.1

CERTIFICATIONS

Certification of Chief Executive Officer

        I, Douglas J.P. Squires, certify that:

1.
I have reviewed this Annual Report on Form 20-F of Biovail Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the company and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b)
Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 31, 2006

/s/ DOUGLAS J. P. SQUIRES Douglas J.P. Squires Chief Executive Officer (principal executive officer)

Exhibit 12.2

CERTIFICATIONS

Certification of Chief Financial Officer

        I, Charles A. Rowland, certify that:

1.
I have reviewed this Annual Report on Form 20-F of Biovail Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the company and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b)
Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the company's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 31, 2006

/s/ CHARLES A. ROWLAND, JR. Charles A. Rowland, Jr. Senior Vice President, Chief Financial Officer (principal financial officer)

Exhibit 13.1

Certification of Chief Executive Officer
Accompanying Annual Report on Form 20-F Report of Biovail Corporation
Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C. §1350(a) and (b))

        Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b)), the undersigned hereby certifies that the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 of Biovail Corporation (the "Company") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006	By:	/s/ DOUGLAS J.P. SQUIRES Douglas J.P. Squires Chief Executive Officer

Exhibit 13.2

Certification of Chief Financial Officer
Accompanying Annual Report on Form 20-F Report of Biovail Corporation
Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C. §1350(a) and (b))

        Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b)), the undersigned hereby certifies that the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 of Biovail Corporation (the "Company") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006	By:	/s/ CHARLES A. ROWLAND, JR. Charles A. Rowland, Jr. Senior Vice President, Chief Financial Officer

Exhibit 99.1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(All dollar amounts expressed in thousands of U.S. dollars)

Column A	Column B	Column C		Column D		Column E
		Additions		Deductions
	Balance at beginning of period	Charged to costs and expenses(1)	Charged to product sales(2)	Write-offs of accounts receivable	Sales discounts and allowances	Balance at end of period
Allowance for doubtful accounts, deducted from accounts receivable
Year ended December 31, 2005	$4,716	$427	$6,844	$(421)	$(7,266)	$4,300
Year ended December 31, 2004	3,954	2,365	5,797	(378)	(7,022)	4,716
Year ended December 31, 2003	3,440	—	8,551	(49)	(7,988)	3,954
1.
Amounts represent the reserve for potential credit losses.

2.
Amounts represent the reserve for sales discounts and allowances.

QuickLinks

TABLE OF CONTENTS GENERAL INFORMATION
PART I
In accordance with U.S. GAAP (All amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
In accordance with Canadian GAAP (All amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS INDEX
PART II
PART III
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
MANAGEMENT REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
MANAGEMENT REPORT
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME (LOSS) In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars, except per share data)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CODE OF PROFESSIONAL CONDUCT FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCE EXECUTIVES
CERTIFICATIONS Certification of Chief Executive Officer
CERTIFICATIONS Certification of Chief Financial Officer
Certification of Chief Executive Officer Accompanying Annual Report on Form 20-F Report of Biovail Corporation Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b))
Certification of Chief Financial Officer Accompanying Annual Report on Form 20-F Report of Biovail Corporation Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b))
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (All dollar amounts expressed in thousands of U.S. dollars)