Form 20-F
period 2006-12-31
BIOVAIL CORP INTERNATIONAL
filed 2007-03-22
CIK 885590

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐
Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒
Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 160,444,070 common shares, no par value, as of December 31, 2006.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes    ☒                  No    ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes    ☐                No    ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒                No    ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 20-F or any amendment to this Form 20-F. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

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

GENERAL INFORMATION

i

	B.	Memorandum and Articles of Association	126
	C.	Material Contracts	127
	D.	Exchange Controls	127
	E.	Taxation	129
	F.	Dividends and Paying Agents	132
	G.	Statements by Experts	132
	H.	Documents on Display	132
	I.	Subsidiary Information	133
Item 11	Quantitative and Qualitative Disclosures About Market Risk		133
Item 12	Description of Securities Other Than Equity Securities		133
	A.	Debt Securities	133
	B.	Warrants and Rights	133
	PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies		134
Item 14	Material Modification to the Rights of Security Holders and Use of Proceeds		134
Item 15	Controls and Procedures		134
Item 16	[RESERVED]		134
Item 16A	Audit Committee Financial Expert		134
Item 16B	Code of Ethics		134
Item 16C	Principal Accounting Fees and Services		135
Item 16D	Exemptions from the Listing Standards for Audit Committee		135
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchases		135
	PART III
Item 17	Financial Statements		136
Item 18	Financial Statements		136
Item 19	Exhibits		136

Basis of Presentation

General

        Except where the context otherwise requires, all references in this Annual Report on Form 20-F ("Form 20-F") to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Form 20-F, references to "$" and "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at December 31, 2006.

        Unless otherwise noted, prescription and market data are derived from information provided by IMS Health Inc. ("IMS") and are as of its December 31, 2006 report. IMS is a provider of information solutions to the pharmaceutical and health-care industries, including market intelligence and performance statistics.

Trademarks

        The following words are trademarks of the Company and are subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Attenade®, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, Aplezin, Ativan®, Asolza, Biovail®, Biovail Corporation International®, Biovail & Swoosh Design®, BPI®, BVF®, Cardizem®, Ceform, Crystaal Corporation & Design®, Crystaal Pharmaceuticals, Ditech, Flash Dose®, Flashdose, Glumetza, Instatab, Isordil®, Jovola, Jublia, Mivura, Onelza, Onexten, Oramelt, Palvata, Smartcoat, Solbri, Tesivee, Tiazac®, Tovalt, Upzimia, Upziva, Vaseretic®, Vasocard, Vasotec®, Vemreta, Volzelo, Z-Flakes and Zileran.

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

Forward-Looking Statements

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 20-F contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, statements concerning the commercialization strategy in the U.S. and the increased focus on research and development, our manufacturing ability, the expected launch of Wellbutrin XR in Europe, the results of the Company's development efforts, the anticipated manufacturing and commercializing of all pipeline products that are successfully developed, including select products in global markets, the expected finalization of supply contracts and the expected results of certain litigation, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. An MD&A by its nature has many forward-looking statements and although we have indicated above certain of these statements set out herein, all of the statements in this Form 20-F that contain forward-looking statements are qualified by these cautionary statements. Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, uncertainties associated with the development, acquisition and launch of new products, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents, successful challenges to our generic products, unanticipated interruptions in our manufacturing operations, the expense and uncertain outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada, as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

PART I

Item 1 Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

        Not applicable

B.    Advisers

        Not applicable

C.    Auditors

        Not applicable

Item 2 Offer Statistics and Expected Timetable

A.    Offer Statistics

        Not applicable

B.    Method and Expected Timetable

        Not applicable

Item 3 Key Information

A.    Selected Financial Data

        The following table of selected consolidated financial data of the Company has been derived from financial statements prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP (See Item 18, "Financial Statements").

In accordance with U.S. GAAP
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2006		2005		2004		2003		2002
Consolidated operating data:
Revenue	$1,070,529		$935,536		$879,156		$811,750		$783,688
Operating income	229,545	(1)	301,874	(4)	221,279	(7)	17,415	(9)	136,539	(11)
Income (loss) from continuing operations	207,796	(2)	246,796	(5)	166,209	(8)	(26,786)	(10)	90,750	(11)
Net income (loss)	203,948	(3)	236,221	(6)	160,994	(8)	(27,265)	(10)	87,795	(11)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$1.30	(2)	$1.55	(5)	$1.04	(8)	$(0.17)	(10)	$0.60	(11)
Net Income (loss)	$1.27	(3)	$1.48	(6)	$1.01	(8)	$(0.17)	(10)	$0.58	(11)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$1.30	(2)	$1.55	(5)	$1.04	(8)	$(0.17)	(10)	$0.57	(11)
Net income (loss)	$1.27	(3)	$1.48	(6)	$1.01	(8)	$(0.17)	(10)	$0.55	(11)
Cash dividends declared per share	$1.00		$0.50		—		—		—
	Years ended December 31
	2006	2005	2004	2003	2002
Consolidated balance sheet:
Cash and cash equivalents	$834,540	$445,289	$34,324	$133,261	$56,080
Working capital	647,337	411,226	124,414	149,884	(23,527)
Total assets	2,175,112	2,028,812	1,711,060	1,922,774	1,833,804
Long-term obligations	411,791	436,868	478,936	822,927	747,350
Shareholders' equity	$1,284,927	$1,220,356	$1,053,913	$881,595	$845,686
Number of common shares issued and outstanding (000s)	160,444	159,588	159,383	158,797	158,120

(1)
Includes charges of $143,000 for asset impairments (net of gain on disposal of $4,000); $54,800 for contract losses; $15,126 for restructuring costs; and $14,400 for litigation settlements.

(2)
Includes charges of $143,000 for asset impairments (net of gain on disposal of $4,000); $54,800 for contract losses; $15,126 for restructuring costs; $14,400 for litigation settlements; and an equity loss of $529.

(3)
Includes charges of $143,000 for asset impairments (net of gain on disposal of $4,000); $54,800 for contract losses; $15,126 for restructuring costs; $14,400 for litigation settlements; an equity loss of $529; and $1,084 for asset impairments of discontinued operation.

(4)
Includes charges of $34,092 for asset impairments; and $19,810 for restructuring costs.

(5)
Includes charges of $34,092 for asset impairments; $19,810 for restructuring costs; and an equity loss of $1,160.

(6)
Includes charges of $34,092 for asset impairments; $19,810 for restructuring costs; an equity loss of $1,160; and $5,570 for asset impairments of discontinued operation.

(7)
Includes charges of $40,685 for asset impairments (net of gain on disposal of $1,471); and $8,640 for acquired research and development.

(8)
Includes charges of $40,685 for asset impairments (net of gain on disposal of $1,471); $8,640 for acquired research and development; and an equity loss of $4,179.

(9)
Includes charges of $7,539 for relocation costs; $45,081 for asset impairments; $124,720 for acquired research and development; and $61,348 for the extinguishment of a royalty obligation.

(10)
Includes charges of $7,539 for relocation costs; $45,081 for asset impairments; $124,720 for acquired research and development; $61,348 for the extinguishment of a royalty obligation; $13,061 for a foreign exchange loss on a long-term obligation; an equity loss of $1,010; and a reduction in the provision for tax contingencies of $12,000.

(11)
Includes charges of $31,944 for asset impairments; and $167,745 for acquired research and development.

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

I.     COMPANY-SPECIFIC RISKS

1.     Product Development

a.     We are not assured of the successful development or acquisition of new products.

        Our future financial position depends significantly on our ability to develop or acquire new products.

        New product development is subject to a great deal of uncertainty, risk and expense. Development of pharmaceutical candidates may fail at various stages of the research and development process, often after substantial financial and other resources have been invested in their exploration and development. We have a number of products at various stages of development or which are not yet marketed. We have filed — or intend to file — several products for approval with U.S. and Canadian regulators. Approval may not be granted for any or all of these products and we may not be successful in submitting additional applications or obtaining regulatory approvals for the remaining pipeline products with the regulatory authorities. Once approved, the success of any new product will depend greatly on the ability to secure a third party marketing partner in the United States. Further, commercial success of the Company's new products will depend on their approval and acceptance by physicians, patients and other key decision-makers. The timing of the receipt of marketing approvals, relative to competitors in the same therapeutic areas, will also impact the viability of a new product. The scope of marketing approval as reflected in the product's label, the countries in which such approvals are obtained, the acceptance of price in those countries where price is negotiated, and safety, efficacy, convenience, and cost-effectiveness of the product as compared to competitive products will also have an impact on the ability to commercialize new products. If the Company is unable to commercialize new products successfully, there may be a material adverse effect on the Company's revenues, financial condition and results of operations. (See "Information on the Company — Business Overview — Product Development Pipeline").

        Beyond our internal research-and-development efforts, we depend, and in future may continue to depend, on the acquisition, licensing or other access to products or technologies from third-party drug-development companies. Supplementing our product portfolio in this manner requires the commitment of substantial effort and expense in seeking out, evaluating and negotiating collaboration agreements. Competition for attractive product opportunities is intense, and may require us to devote substantial resources, both human and financial, to an opportunity with no assurance that such effort will result in a successfully developed, or commercialized product.

2.     Intellectual Property

        Inability on our part to establish or protect our intellectual property rights could result in significant negative impact on our profitability.

a.     Our patents are subject to challenges.

        There has been substantial litigation concerning the manufacture, use and sale of new products that are the subject of conflicting rights. When a third party files an Abbreviated New Drug Application ("ANDA") for a bioequivalent version of a drug for which a New Drug Application ("NDA") exists, they are required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, or the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Final FDA approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent owner and the holder of the branded product NDA. A patent owner may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge prevents FDA approval for a period that ends up to 30 months after the receipt of notice, or sooner, if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we also face such challenges.

b.     Wellbutrin XL

        Biovail's product sales for Wellbutrin XL® were $450.3 million in fiscal 2006, representing approximately 42% of Biovail's overall revenues. In 2006, the Company was engaged in patent litigation proceedings against, Anchen Pharmaceuticals LLP ("Anchen"), Impax Laboratories, Inc. ("Impax"), Watson Pharmaceuticals, Inc. ("Watson") and Abrika Pharmaceuticals LLP ("Abrika") who filed ANDAs for generic equivalents to Wellbutrin XL®. A final decision of non-infringement or invalidity would have a material adverse impact on the financial results of the Company. On August 1, 2006, Judge James V. Selna of the United States District Court for the Central District of California issued an order granting Anchen's Motion for Summary Judgment holding that Anchen's product does not infringe the patent claims of the Company, but denied Anchen's motion alleging invalidity of the Company's patents. The Company has appealed the decision. In December 2006, the FDA issued final approval to Anchen for its generic equivalents of the 150 mg and 300 mg generic tablets of Wellbutrin XL and on December 15, 2006 to Impax on its 300 mg strength. Anchen forfeited its first-filer market exclusivity to Impax to market the 300 mg tablet. Teva Pharmaceuticals Industries Ltd. ("Teva"), in agreement with Impax and Anchen, subsequently launched Impax's 300 mg generic equivalent to Wellbutrin, XL in mid-December, 2006. In February, 2007, as a result of comprehensive settlements with Anchen, Impax, Watson, and Teva, the lawsuits against Impax and Watson have been dismissed. With certain defined exceptions, none of Teva, Anchen, Impax or Watson may market a generic version of the 150 mg dosage strength of Wellbutrin XL® until 2008. The launch of a generic equivalent to the 300 mg in December 2006 will have an adverse impact on Biovail's results going forward. The possibility of the launch of a 150 mg dosage strength of Wellbutrin XL® in 2007 would substantially erode revenue from this key product and have a material adverse impact on Biovail's financial condition and results. (See "Information on the Company — Business Overview — U.S. Regulation — Abbreviated New Drug Application" and "— Patent Certification and Exclusivity Issues" and "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property")

c.     Patent protection is unpredictable and uncertainty can arise regarding the protection afforded by our patents.

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

d.     The generic portion of our business is subject to challenges.

        In those instances where we develop generic versions of existing drugs, we similarly must file an ANDA and are subject to challenges by the patent owners and NDA holders for those existing products. The loss of such a challenge could adversely affect our ability to market such a generic product. (See "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property").

e.     Patent litigation is expensive.

        The expense of patent litigation, whether or not we are successful, could have an adverse effect on our business, results of operations, financial condition and cash flows. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by us, whether because of the filing of an ANDA, challenging a third party's ANDA or otherwise, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Such lawsuits may be brought and the ultimate outcome of such litigation, if commenced, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

f.      Proprietary information may be accessed by third parties.

        We rely on trade secrets, know-how and other proprietary information to provide additional legal protection to various aspects of our business, including information about our formulations, manufacturing methods, and analytical procedures, as well as information contained in our company documents and regulatory filings. Although we require our employees and other vendors and suppliers to sign confidentiality agreements, these confidentiality agreements may be breached, and we may not have adequate remedies for such breaches. Also, other persons may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner. Our success will depend, in part, on our ability in the future to protect our trade secrets and other proprietary information. (See "Information on the Company — Business Overview — Patents and Proprietary Rights").

3.     Manufacturing Operations

a.     Interruption of our manufacturing operations.

        Our manufacturing and other processes utilize sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Although we endeavour to properly maintain our equipment and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or a portion of our facilities, were to become inoperable for a period of time. This could occur for various reasons, including catastrophic events, such as a hurricane or other natural disaster, an explosion, an environmental accident, equipment failures and/or delays in obtaining components or replacements, construction delays or defects and other events, both within and outside of our control. Any interruption in our manufacture of high-volume products, such as Wellbutrin® XL or Ultram® ER, could have a material adverse effect on our business and cash flows.

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

        We have, at times, operated some of our manufacturing facilities on a 24-hour-a-day, seven-day-a-week production cycle to meet the market demand for current in-market products and anticipated product launches. Operating on that basis and meeting the anticipated market demand requires minimal equipment failures and product rejections, but there can be no guarantee that these will not occur. In addition, we manufacture products that employ a variety of technology platforms. Some of our manufacturing capabilities may at times be over-utilized, while others may be under-utilized, resulting in inefficiencies, equipment failures and rejection of lots. Until our manufacturing processes are fully optimized, and/or our manufacturing facilities are expanded, we may have difficulty at times fulfilling all of the market demand for our existing and future products, which could adversely affect our results of operations, financial condition and cash flows.

c.     Our manufacture of products is subject to interruption and the risk of recall.

        Although we endeavour to manufacture our pharmaceutical products to meet good manufacturing practices ("GMP") requirements, it is possible that there may be supply interruptions in our manufacture of products or that the product(s) we manufacture may need to be recalled and removed from the market. These circumstances could occur for various reasons, including failure of the product to meet and/or maintain specifications; stability issues; and/or our becoming aware of a product causing an adverse drug reaction(s) in patient(s). In turn, a supply interruption or the removal of a product from the market for any one of these reasons, or any combination thereof, could have a material adverse impact on the Company's financial results (See "— Nature of Our Industry and Our Business"). The impact of this risk will vary based on the importance of the product recalled. For example, a recall of Wellbutrin XL® or Ultram® ER would have a more significant impact than in the case of a lower volume product.

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

        As our manufacturing facilities are located primarily outside the continental U.S. and most of our sales are within the U.S., any change in policy or policy implementation relating to U.S. border controls may have an adverse impact on our ease of access to the U.S. marketplace and in turn, could cause a material adverse impact on our business, results of operations and financial condition.

e.     Future inability to obtain components and raw materials or products could affect our operations.

        Some components and raw materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. In the event an existing supplier becomes unavailable or loses its regulatory status as an approved source and we do not have a second supplier, we will attempt to locate a qualified alternative; however, we may be unable to obtain the required components, raw materials or products on a timely basis or at commercially reasonable prices. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, or we are required to qualify a new supplier, our business, financial condition, results of operation and cash flows could be materially adversely affected.

        Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, transport issues, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw material suppliers are subject to, among other things, FDA and TPD regulation, various import duties and required government clearances. Acts of governments outside the U.S. and Canada may affect the price or availability of raw materials needed for the development or manufacture of our products. Again, the degree of impact such a situation could have would in part depend on the product affected and, as such, interruption of supply for Wellbutrin® XL or Ultram® ER would have a more significant adverse impact than in the case of a less important product.

f.      We may be unable to complete expansion and conversion projects, or adequately equip our facilities in a timely manner, or we may be subject to delays in receiving FDA and TPD approvals.

        The continued increase in the number of our products in the market, and the NDAs and New Drug Submissions ("NDSs") we submit to or may have pending at the FDA and TPD, respectively — may require us to continue to expand our manufacturing capabilities, including making changes to our manufacturing facilities in Steinbach, Manitoba and Dorado, Puerto Rico. The timely completion of these efforts is necessary for us to have sufficient manufacturing capacity for the anticipated quantities of our existing products and the products we expect to manufacture for marketing by us or for supply to strategic partners in the future, and will require significant levels of capital investment. Our inability to complete our expansion and conversion projects, or adequately equip the facilities in a timely manner, or delays in receiving FDA and TPD approvals, could materially adversely affect our results of operations, financial condition and cash flows. (See "Information on the Company — Property, Plant and Equipment — Manufacturing Facilities").

g.     Regulatory inspections could result in compliance actions that could interrupt continuity of supply of current products manufactured at Biovail's manufacturing facilities.

        Regulatory inspections could result in compliance actions that could interrupt continuity of supply of current products manufactured at Biovail's manufacturing facilities. This interruption of supply could have a material adverse effect on our operations.

4.     Income Tax

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

        Our provision for income taxes is based on certain estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of net income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of local and international tax rules determining our consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material adverse effect on our consolidated income tax provision, financial position and the net income for the period in which such determinations are made.

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

5.     Dependencies on Third Parties

a.     A relatively small group of products and customers represent a significant portion of our net revenues and net earnings from time to time, making us dependent on the activities and success of third parties over which we have no control.

        Sales of a limited number of our products represent a significant portion of our net revenues and net earnings, with Wellbutrin® XL being the most significant of these (See "Wellbutrin XL®" under "Information on the Company — Business Overview — Revenue Sources Products"). If the volume or pricing of our most significant products decline in the future, our business, financial condition, cash flows and results of operations could be materially adversely affected.

        A significant portion of our net revenues is derived from sales to a limited number of customers or third parties and is therefore dependent on the activities and success of such customers or third parties. Any significant reduction or loss of business with one or more of these customers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

b.     Our business could suffer as a result of actions by third parties who have marketing rights to our products.

        Our recently announced restructuring makes us more dependent on third parties to commercialize our products. Actions by third parties who control the pricing, trade rebate levels, product availability and other items for products we have licensed to them could have a material adverse impact on our financial results. Similarly, we have appointed Sciele Pharma Inc. ("Sciele") as the exclusive promoter of our Zovirax® product line; making us dependent on Sciele's performance for the continued success of those products and upon its compliance with contractual requirements.

c.     We rely on various third-party estimates in our financial reporting.

        We are dependent upon third parties to provide us with various estimates as a basis for our financial reporting. While we undertake certain procedures to review the reasonability of this information, we cannot obtain absolute assurance over the accounting methods and controls over the information provided to us by third parties. As a result, we are at risk of third parties providing us with erroneous data, which data could then result in errors in our financial reporting, which could have a material adverse impact on our business.

d.     For certain products we rely on third party suppliers.

        For certain products that we market and distribute, including Cardizem® CD, Vasotec®, Zovirax®, Ativan® and Isordil®, we rely on third parties to supply such product. As a result, we are vulnerable to an interruption of supply to us should our manufacturers suffer an interruption for any reason, including without limitation, due to manufacturing or shipping problems, regulatory inspections or difficulty in sourcing components or raw materials. We are also vulnerable to a supply interruption should we be unable to renew or replace, or successfully transfer, such supply arrangements when our current agreements expire. Any such supply interruption could have an adverse impact on our operations.

6.     Litigation

a.     We are subject to claims under U.S. and Canadian securities laws.

        The Company — and certain of our officers and directors — are defendants in various securities actions, which may be certified as class actions in 2007 (See "Financial Information — Significant Changes — Legal Proceedings — Securities Class Actions"). We and the other defendants believe that there are meritorious defenses to the claims asserted in these actions and we, together with the other defendants, intend to defend ourselves vigorously. However, it is possible that these actions could result in the award of substantial monetary damages against the Company. The outcomes of these actions could negatively impact the market price of our securities. In addition, we expect to continue to incur expenses associated with the defense of these actions, regardless of the outcome, and the pending actions may divert the efforts and attention of our management team from normal business operations.

        We are also a party to several other actions that could similarly impact our business (See "Financial Information — Significant Changes — Legal Proceedings").

b.     We could be subject to counterclaims or other suits in response to our complaint against various parties alleging a stock market manipulation scheme.

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

7.     Regulatory Investigations

a.     We could be subject to fines, penalties, or other sanctions as a result of ongoing investigations and inquiries by the SEC, the OSC and the United States Attorney's office for the Eastern District of New York.

        On November 20, 2003, we received a letter from the SEC indicating that the SEC would be conducting an informal inquiry relating to our financial performance and certain accounting matters for the fiscal year 2003. In March 2005, the SEC advised us that it had issued a formal order of investigation related to the previously disclosed informal inquiry initiated in November 2003 which sought historical financial and related information, including, but not limited to, the Company's accounting and financial disclosure practices. The formal investigation continues to focus primarily on accounting practices; however, the scope of the investigation is broader than it was initially and includes certain transactions associated with a corporate entity that was subsequently acquired by the Company in 2002. The period under review is January 2001 through May 2004. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which appears to be consistent with matters the OSC is investigating as previously disclosed and described below. The Company has received additional subpoenas from the SEC requesting additional documents, including documents relating to the Company's production of documents to date.

        On Sept. 28, 2006, Dec 5, 2006, and Jan. 10, 2007, the Company signed tolling agreements (agreements to extend limitation periods) with the SEC. The current tolling period ends July 31, 2007. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available.

        Biovail has been fully cooperating with the SEC, and will continue to do so in an effort to bring the investigation to a conclusion as expeditiously as possible though the outcome or timing of when this matter may be resolved cannot be predicted.

        Recently, the Company was contacted by the United States Attorney's Office for the Eastern District of New York, who informed the Company that they were conducting an investigation into the same matters that the SEC is investigating. The Company is cooperating fully with the investigation.

        Since 2003, the OSC has been conducting an ongoing review of our disclosure and a review of certain trading activities related to our common shares. OSC staff has now clarified that it is investigating, among other things, two issues relating to our accounting and disclosure matters in 2003. The first is whether we improperly recognized revenue for accounting purposes in relation to our interim financial statements for each of the four quarters in 2003. The second is whether we provided misleading disclosure in our press release, dated October 3, 2003, concerning the reasons for our forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC has further advised us that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company in 2001 and 2002 and related disclosure items. We are co-operating fully with the OSC's investigations and will continue to do so though the outcome or timing of when these matters may be resolved cannot accurately be predicted.

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

        On July 28, 2006, the OSC issued a Notice of Hearing and a Statement of Allegations to Mr. Melnyk, the Chairman of the Board of Directors and President of BLS, and another former director of Biovail, in respect of its investigations into trading issues and reporting and disclosure issues in relation to the trading of Biovail common shares in several accounts in which Mr. Melnyk may have direct or indirect beneficial ownership of, or control or direction over. A hearing on these issues is set to commence on May 23, 2007.

        Should any of these matters reach an adverse conclusion, the Company, or individual officers or directors we could be subject to fines, penalties or other sanctions which may have, or the reaching of such a conclusion could cause us to suffer, a material adverse effect on our business or financial condition. (See "Financial Information — Significant Changes — Legal Proceedings" and "Governmental and Regulatory Inquiries").

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

8.     Dividend Policy

a.     The payment of dividends is not guaranteed and will depend on various factors, many of which are beyond the Company's control.

        Despite current positive business trends and healthy cash flows, there can be no assurance regarding the amounts of future cash flows generated by the Company which would be available to support the payment of dividends, whether in accordance with the current dividend policy or otherwise. Our ability to pay dividends, and the actual amounts of the dividends, will be dependent on numerous factors, including:

  •
  the Company's profitability;

  •
  fluctuations in working capital and capital and operating expenditure requirements;

  •
  the sustainability of margins;

  •
  payment of income taxes;

  •
  quarterly variations in operating results;

  •
  obligations under applicable credit facilities;

  •
  fines or litigation settlement payments;

  •
  changes in the market price of the products the Company develops;

  •
  restrictions on debt instruments;

  •
  trends in the biotechnology and pharmaceuticals industry and the markets in which the Company operates;

  •
  current events affecting the economic situation generally in Canada, Barbados, the United States and Europe; and

  •
  applicable laws;

many of which are beyond the Company's control and all of which are susceptible to a number of risks and other factors beyond the control of the Company.

b.     Restrictions on potential growth.

        The increased dividend payments made by the Company under the dividend policy may make the payment of capital and operating expenditures, including those required by the Company to execute on its strategy, dependent on increased cash flow or additional financing in the future. Lack of, or an inability to access, those funds could limit the future growth of the Company and its ability to execute on its strategy.

c.     Uncertainty concerning liquidity and capital requirements.

        As a result of the adoption of the new dividend policy, we may in the future need to incur debt or issue equity to satisfy the payment of dividends. We may be unable to renew our existing credit facility or to do so on terms as or more favourable to us or to otherwise raise new debt or capital, and, as a result, we may be unable to maintain the dividend policy. If we are only able to raise funds on less favorable and/or more restrictive terms, this may have a material adverse effect on our revenues, financial condition and results of operations. If we raise funds through the issuance of debt or equity, any debt securities or preferred shares issued will have rights and preferences and privileges senior to those of holders of our common shares. The terms of the debt securities may impose restrictions on our operations that may have an adverse impact on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

d.     Requirements for additional capital.

        Although the increased dividend payout is not expected to impact our commitment to research and development, future cash flows may be less than we currently projected, in which case we may need to raise additional funds from lenders and equity markets. In addition, we may choose to raise additional funds in order to capitalize on perceived opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional financing is raised by the issuance of equity, our shareholders may experience dilution in their equity interest in the Company.

e.     The Board may make changes to or may discontinue the dividend policy.

        Although the Board of Directors currently intends to continue with the current dividend policy, there can be no assurance that the policy will continue on its present terms or at all. In the future, the Board of Directors may seek other ways by which to create or enhance value for shareholders and, as a result, dividend payments may be reduced, or even eliminated, at times when the Board of Directors determines it to be necessary or desirable to do so.

II.    NATURE OF OUR INDUSTRY AND OUR BUSINESS

1.     Pharmaceutical Industry Risks

a.     We face steep competition and rapid and significant technological change.

        The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change that could render certain of Biovail's products obsolete or uncompetitive. Many of our competitors are conducting research and development activities in therapeutic areas targeted by our products and our product development candidates. The introduction of competitive therapies as alternatives to our existing products may negatively impact our revenues from those products, and the introduction of products that directly compete with products in development could dramatically reduce the value of those development projects or chances of successfully commercializing those products, which could have a material adverse affect on the long term financial success of the Company.

b.     Our business could suffer as a result of adverse drug reactions ("ADRs").

        Unexpected ADRs by patients to any of our products could negatively impact utilization or market availability of our product and could result in product liability claims against the Company which could have material adverse impact on the Company. Similarly our Contract Research Division ("CRD") operations could suffer a loss of business or be subject to liability should a serious ADR occur during the course of their conduct of a study.

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

        Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the U.S., Canada or foreign countries may not be available for some of our products. Any reimbursement granted may not be maintained, or limits on reimbursement available from third-parties may reduce the demand for, or negatively affect the price of, those products. We are also unable to predict if additional legislation or regulation impacting the health-care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business. These issues could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

2.     Competitive Environment

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

3.     Regulation

a.     New legislation or regulatory proposals may adversely affect our revenues and profitability.

        A number of legislative and regulatory proposals aimed at changing the health-care system, and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted, or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Changes to Medicare, Medicaid or similar governmental programs — or the amounts paid by those programs for our services — may adversely affect our earnings. These programs are highly regulated, and subject to frequent and substantial changes and cost-containment measures. In recent years, changes in these programs have limited and reduced reimbursement to providers. In the U.S., The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA"), created a new, voluntary prescription drug benefit under the Social Security Act. For the first time, a substantial drug benefit is now available to Medicare participants as of January 2006. This program enhancement utilizes commercial market entities to market Medicare Advantage and stand-alone, prescription drug-plan options to the approximately 40 million people eligible for Medicare. The impact of the MMA implementation remains uncertain and therefore its implementation could be adverse to our business.

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

        Any failure or delay in obtaining regulatory approvals could materially adversely affect the marketing of any products we develop and therefore our business, financial condition, cash flows and results of operations.

        Similarly, our CRD business is subject to strict regulation by Canadian governmental authorities. These regulations may change and these regulatory bodies periodically conduct audits. The outcome of such an audit, should it be unfavourable, could result in an adverse affect on our CRD business including, without limitation, costs to remmediate deficiencies, reputational impact of an adverse audit and our ability to solicit work for our CRD business.

c.     We may incur significant liability if it is determined that we are promoting the "off-label" use of drugs.

        Companies may not promote drugs for "off-label" uses — that is, uses that are not described in the product's labelling and that differ from those approved by the FDA, TPD or other applicable regulatory agencies. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across medical specialties. Although the FDA, TPD and other regulatory agencies do not regulate a physician's choice of treatments, the FDA, TPD and other regulatory agencies do restrict communications by pharmaceutical companies or their sales representatives on the subject of off-label use. The FDA, TPD and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. Notwithstanding the regulatory restrictions on off-label promotion, the FDA, TPD and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. Although we believe that all of our communications regarding all of our products are in compliance with the relevant regulatory requirements, the FDA, TPD or another regulatory authority may disagree, and we may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, management's attention could be diverted from our business operations and our reputation could be damaged.

III.  GENERAL BUSINESS

1.     Ongoing Business Considerations

a.     There is no assurance that we will continue to experience success related to product development, supply and marketing.

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

        We are exposed to risks in the value of our investments in other companies. The fair value of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A significant change in the aggregate fair values of our investments could have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

d.     We are subject to the risk of not being able to successfully integrate businesses or products we acquire or will acquire in the future.

        We pursue product or business acquisitions that could complement or expand our business. However, there can be no assurance that we will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that we will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into our existing products and business. Furthermore, the negotiation of potential acquisitions and integration of acquired companies and product lines could divert management's time and resources, and require significant resources to consummate. If we consummate one or more significant acquisitions through the issuance of common shares, holders of our common shares could suffer significant dilution of their ownership interests.

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

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. We do not have any material non-U.S. dollar denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada, Ireland and France from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk. A significant change in foreign currency exchange rates may have a material effect on our consolidated results of operations, financial position or cash flows.

        On February 27, 2007, we issued a Notice of Redemption advising holders of our 7 7/8% Senior Subordinated Notes due April 1, 2010 (the "Notes") that we will redeem all outstanding Notes effective April 1, 2007. This redemption will result in a foreign exchange gain for Canadian income tax purposes. The amount of this gain will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are redeemed. At March 19, 2007, the unrealized foreign exchange gain on the translation of the outstanding Notes to Canadian dollars for Canadian income tax purposes was approximately $141 million. If all of our outstanding Notes had been paid at March 19, 2007, one-half of this foreign exchange gain would be included in our taxable income for 2007, which would result in a corresponding reduction in our available Canadian net operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances).

h.     We are exposed to risks related to interest rates.

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk. A significant change in interest rates could have a material impact on our consolidated results of operations, financial position or cash flows.

        We may be exposed to interest-rate risk on borrowings under our credit facility. This credit facility, which is currently undrawn, bears interest based on London Interbank Offering Rates, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance rates.

i.      Our securities are subject to price volatility.

        Market prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, concern as to the safety of drugs and general market conditions, can, among other things, have an adverse effect on the market price of our securities. Any inability to bring our pipeline products to market profitably may also have an adverse effect on the market price of our securities.

j.      We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

        Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 ("SOX") in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules, may cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for us under indemnities provided by the Company to our officers and directors and may make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause our general and administrative costs to increase beyond what we currently have planned. We are presently evaluating and monitoring developments with respect to these laws, rules and regulations, and we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

        The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404 and Multilateral Instrument 52-109 of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 20-F and in our Management's Discussion and Analysis of Results of Operations and Financial Condition. Our registered public accounting firm is also required to report on the effectiveness of management's review and on the effectiveness of the Company's internal control over financial reporting.

        Management has concluded its internal controls over financial reporting are effective as of December 31, 2006. This review is designed to provide reasonable assurance, not absolute assurance, of no material weaknesses existing within the Company's internal controls over financial reporting as of the Company's year-end. Material weaknesses represent deficiencies existing in the Company's internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company. In addition, management cannot assure you that no material weaknesses will be identified within its internal controls over financial reporting throughout 2007.

        If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company's disclosures which could have a material adverse effect on the Company's business, its financial statements, and the value of the Company's common shares.

k.     Environmental matters

        As a business, we are subject to the laws and regulations in the jurisdictions in which we carry on business, including environmental regulations. If our operations were found to have failed to comply with environmental standards or regulations, or are otherwise assessed by environmental authorities, such event could have a material adverse effect on the Company, including the cost of any remediation and any reputational impact.

l.      Rising insurance costs could adversely impact our business.

        The cost of insurance, including insurance for directors and officers, workers' compensation, property, product liability and general liability insurance, may increase in future years. In response, we may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverages, could have an adverse impact on our results of operations, financial condition and cash flows.

m.    Our operations could be disrupted if our information systems fail or if we are unsuccessful in implementing necessary upgrades.

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

Item 4 Information on the Company

A.    History and Development of the Company

        Biovail was formed under the Business Corporations Act (Ontario) on February 18, 2000 as a result of the amalgamation of TXM Corporation and Biovail Corporation International ("BCI"). The Company was continued under the Canada Business Corporations Act (the "CBCA") effective as of June 29, 2005.

        Our principal executive office is located at 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, telephone (905) 286-3000. Our agent for service in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011, telephone number (212) 590-9338.

        A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets is found in our Management's Discussion and Analysis of Financial Condition and Results of

Operation ("MD&A") and in the notes to our consolidated financial statements included elsewhere in this annual report.

B.    Business Overview

        We are a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines. We drive business growth by commercializing these products both directly (as is the case in Canada) and through strategic partners. Our main therapeutic areas of focus are central nervous system disorders ("CNS"), pain management and cardiovascular disease.

        Our core competency lies in our expertise in the development and large scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. We have a broad portfolio of proprietary drug delivery technologies that represent the foundation upon which the Company's strategy is based. These drug-delivery technologies are used to develop (1) enhanced formulations of existing drugs that confer meaningful therapeutic benefits to patients, (2) combination products that incorporate two or more different therapeutic classes of drugs, and (3) difficult-to-manufacture generic pharmaceuticals. Enhancement of existing in-market products (or brands), also described as a product line-extension strategy, is currently being pursued by many large pharmaceutical companies as they look for ways to expand upon the significant clinical and marketing investments they have made in establishing high-value brands. Combination therapy is also gaining in prominence within the medical community, as physicians seek to capitalize on the synergistic effects and potential superior side effect profiles of combination products. In addition, these products provide the opportunity to lessen the 'pill burden' on patients. With respect to generic pharmaceuticals, Biovail focuses and intends to continue to focus its efforts exclusively on difficult-to-manufacture products, where competition is more limited, and consequently, commercial pricing and gross margins potentially higher.

        Our broad portfolio of oral drug-delivery technologies includes controlled release, graded release, enhanced absorption, rapid absorption, taste masking and oral disintegration, among others. These technologies can be combined to develop, for example, a controlled release, orally disintegrating, taste masked tablet. Our drug-delivery technologies are applicable to a wide range of molecules, and can, in many areas, address the pharmaceutical industry's more complex drug-delivery challenges.

        As a result, to prioritize those products with the highest market potential, we employ a market driven selection process for our drug-development pipeline candidates. We seek to identify disease states and medical disorders for which there are unmet medical needs, or in which therapeutic gaps exist in the treatment of those conditions. We then review the currently available treatment options, and in conjunction with our research-and-development team, assess the feasibility of using our drug-delivery technologies to develop a product that improves upon those options, potentially providing clinically meaningful benefits to patients. Product candidates that meet our screening criteria are then considered for addition to our development pipeline.

        We have historically spent between 8%-12% of our total revenues on research and development ("R&D") activities. However, going forward, we intend to increase our R&D spending, and are targeting a $500 million investment through 2010. (See "Company Strategy" and "Research and Development"). To this end, following a comprehensive review of all of our pipeline programs, we are focusing on a number of core research-and-development programs to drive business growth. These include novel formulations of bupropion and venlafaxine, combination products incorporating bupropion and tramadol, and a number of undisclosed, earlier stage programs.

        In 2006, our R&D efforts resulted in the submission of an NDA to the FDA for BVF-033, our novel bupropion salt formulation; and the initiation of the Phase III clinical program for BVF-146, a combination product incorporating our once-daily tramadol formulation with an undisclosed, non-steroidal anti-inflammatory drug, or NSAID.

        In an effort to remain at the forefront of the industry, in addition to our internal R&D efforts, we often seek to gain access to promising new and/or complementary technologies through agreements with third party, drug-development companies. To this end, we have an agreement with Ethypharm S.A. ("Ethypharm") (originally signed in 2002, and modified in December 2006) for the development of four undisclosed products, and a license agreement with Depomed, Inc. ("Depomed") (signed in February 2007) that provides Biovail with access to Depomed's proprietary AcuForm™ drug-delivery technology for the development of up to two undisclosed products.

Drug-Delivery Technologies

        Biovail regards its drug-delivery technologies as key differentiators and core competencies given our past success with the development, large-scale manufacture and commercialization of a number of products such as Wellbutrin® XL, Tiazac®, Tiazac® XC, Cardizem® LA and, more recently, Ultram® ER.

        Biovail has numerous and complementary drug delivery technologies that have enabled us to overcome significant product-development challenges. These technologies have in the past provided enhancements to existing compounds that have included reducing the number of doses a patient must take per day (once-daily dosing versus multiple doses per day), a reduction in potentially adverse side-effects and/or less variability of a drug in a patient's blood stream over the course of 24 hours. Once-daily dosing has been shown to provide higher levels of patient compliance due to a simplified dosage schedule as compared to that of medications that must be dosed multiple times per day. (See "— Industry Overview"). Beyond these benefits, the primary objective of our R&D efforts is to develop products with clinically meaningful benefits over existing treatment options.

Commercialization

        We continuously explore opportunities to further exploit our drug-delivery technologies through targeted product development activities. These products, if successfully developed, may then be commercialized in Canada through the Biovail Pharmaceuticals Canada ("BPC") sales force, or in the U.S. through strategic alliances with third parties that have established sales-and-marketing infrastructures. Outlined below are a number of examples of the successful execution of such commercialization.

        In November 2005, we entered into a 10-year supply agreement with Ortho-McNeil, Inc. ("OMI") for the distribution of our extended release and orally disintegrating formulations of Ultram®. With respect to the extended-release formulation (Ultram® ER), we manufacture and supply the product to OMI for distribution in the United States and Puerto Rico. Ultram® ER is the first once-daily tramadol product available in the United States for the treatment of moderate to moderately severe chronic pain. OMI launched Ultram® ER in the United States in February 2006. Our contractually determined supply prices range from 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale. The supply price was at the lowest end of the range in 2006, and is and will be at the highest end of the range in each of 2007 and 2008. Upon closing of the agreement, OMI paid us a supply prepayment of $60 million, which is being amortized through credits against one-third of the aggregate amount of our future invoices for product manufactured and supplied to OMI. At the end of 2006, $39.7 million remained to be amortized.

        Ultram® ODT (orally disintegrating tablet) has not yet been launched, as OMI focuses on driving growth for Ultram® ER.

        In May 2005, we entered into a strategic alliance with Kos Pharmaceuticals, Inc. ("Kos") for the distribution of Cardizem® LA in the U.S. (See "— Three-Year History — Material Developments"). We manufacture and supply Cardizem® LA to Kos at contractually determined supply prices (in excess of 30% of net sales) over an initial seven-year supply term. Kos was acquired by Abbott Laboratories in December 2006.

        In October 2001, GSK acquired the global marketing rights (excluding Canada) to our once-daily formulation of bupropion. We currently manufacture and supply our product to GSK pursuant to a tiered pricing supply agreement. GSK successfully launched the product in the U.S. in September 2003 under the brand name Wellbutrin XL®, with plans to launch in other markets as regulatory approvals are received. In February 2006, GSK announced that they had submitted applications for regulatory approval of Wellbutrin XL® in several European markets. In January 2007, GSK announced that Wellbutrin XR ® had been granted a marketing license in The Netherlands for the treatment of adult patients with major depressive episodes. The medicine is also considered approvable by the regulatory agencies of 21 other countries under the decentralized procedure, a procedure that permits regulatory approval to be obtained from multiple members of the European

Union ("EU"). Under this procedure, an application is filed seeking regulatory approval in several European Union member states. One member state is designated as the reference member state, which circulates its regulatory assessment to the other designated EU member states. Each designated EU member state generally adopts the assessment, thereby permitting regulatory approval in every designated EU member state without having to seek national approval in each EU member state. It is expected that Wellbutrin XR® could begin to be available to patients in Europe as early as April 2007.

        In 2006, Wellbutrin XL® was our key growth driver, accounting for approximately 42% of our overall revenues. In 2006, the Company was engaged in patent litigation proceedings against Anchen, Impax, Watson and Abrika, who filed ANDAs for generic equivalents to Wellbutrin XL®. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent infringement case, and denied it on the invalidity issue. The Company appealed the decision. In December 2006, the FDA issued final approval to Anchen for it to market its generic equivalent of the 150mg and 300mg generic tablets of Wellbutrin XL® and to Impax to market the 300mg tablet. (See "Financial Information — Significant Changes — Legal Proceedings"). Subsequently, Teva, in agreement with Impax and Anchen, and as a result of Anchen's relinquishment in favour of Impax of its first-filer marketing exclusivity, launched Impax's 300mg generic equivalent to Wellbutrin, XL in mid-December, 2006. In February, 2007, as a result of comprehensive settlements with Anchen, Impax, Watson, and Teva, the lawsuits against Impax and Watson have been dismissed and, with certain defined exceptions, none of Teva/Anchen/Impax/Watson may market a generic version of the 150mg dosage strength of Wellbutrin XL® until 2008 (See "Financial Information — Significant Changes — Legal Proceedings").

        The Company has a manufacturing and distribution agreement, originally signed in 1997, with a subsidiary of Teva for a portfolio of bioequivalent (generic) products developed by us. We manufacture and sell these products to Teva for distribution in the U.S. In 2004, the agreement with Teva was expanded and extended by four years (on a product-by-product basis), and Biovail's share of the gross margins associated with the products was increased for the balance of the extended term. The key products of this agreement include generic formulations of Cardizem® CD , Procardia® XL and Adalat® CC.

        In September 1995, Forest Laboratories, Inc. ("Forest") acquired the U.S. marketing rights to a once-daily formulation of diltiazem developed by us. The product was launched in February 1996 under the brand name Tiazac®. In April 2003, upon the product's genericization, Forest ceased promotional support for Tiazac® and now distributes a Tiazac® generic on our behalf.

Biovail Pharmaceuticals, Inc.

        In the U.S., our wholly-owned subsidiary, Biovail Pharmaceuticals, Inc. ("BPI"), distributes a number of pharmaceutical products. Through most of 2006, BPI employed an 85-member specialty sales force that promoted certain products mainly to women's healthcare practitioners and dermatologists. However, in December 2006, we announced that we would leverage strategic partners to promote our products to specialist physicians in the U.S., which is consistent with our approach to commercializing products in the U.S. primary-care market since May 2005. As a result, the BPI specialty sales force and related support functions were eliminated. Following this decision, BPI ceased its promotion of Zovirax® and its co-promotional efforts for Ultram® ER and Zoladex® 3.6mg. On December 20, 2006, we entered into an exclusive promotional services agreement with Sciele whereby Sciele's sales force will promote Biovail's topical antiviral line, Zovirax® Ointment and Zovirax® Cream, to U.S. physicians.

        In May 2005, we had similarly realigned our U.S. marketing and sales operations, changing the manner in which we commercialized products to the primary-care segment of the U.S. market. Following this realignment, we ceased promoting our products directly to a broad audience of primary-care physicians in the U.S. and entered into a multi-faceted transaction with Kos with respect to certain products being promoted to the U.S. primary-care market. Under the agreements with Kos, Biovail manufactures, supplies and sells Cardizem® LA to Kos for distribution at contractually determined prices, which exceed 30% of Kos's net selling price. Biovail also divested all of its rights to Teveten® and Teveten® HCT to Kos. (See "Three Year History — Material Developments — Kos Transaction").

        BPI also distributes a number of branded off-patent products. These products — which we refer to as our "Legacy products" — include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec® and Isordil®. These products are not actively promoted by Biovail and represent non-core assets for which patent protection has expired. While the products remain well-respected by the medical community, their prescription volumes are in decline due to the availability of several competing generic formulations.

Biovail Pharmaceuticals Canada

        In Canada, where the market dynamics are much different than in the U.S., we have maintained a direct-selling commercial presence through Biovail Pharmaceuticals Canada ("BPC") that successfully targets both specialist and primary-care physicians. BPC has established itself as a leading pharmaceutical marketing and sales operation in the Canadian market. Market research indicates that BPC is the largest independent pharmaceutical company that markets to physicians in Canada. In 2006, BPC expanded its sales force to 96 territories to support a number of new product launches. BPC currently promotes a well-respected portfolio of products to approximately 10,900 physicians across the country. Products include Tiazac® XC, Wellbutrin XL® and Glumetza™. BPC also promotes the Lescol® franchise, pursuant to an agreement entered into with Novartis Pharmaceuticals Canada, Inc. in May 2006. In addition, we are evaluating a number of product marketing opportunities and acquisitions that have a strategic fit for further growth to BPC's commercial operations.

Manufacturing

        We currently operate three pharmaceutical manufacturing facilities located in Steinbach, Manitoba; Dorado, Puerto Rico; and Carolina, Puerto Rico. All of these facilities meet FDA-mandated and TPD-mandated GMP. Through these facilities we manufacture branded products that are commercialized by our partners that include Wellbutrin XL®, Ultram® ER and Cardizem® LA and several branded products that are distributed by BPI and BPC, as applicable. We also manufacture generic products that are distributed by Teva and Forest in the United States and by Novopharm Limited ("Novopharm"), a subsidiary of Teva, in Canada.

        We maintain on site quality control and experienced manufacturing supervision at these sites so that manufacturing, packaging and shipping activities are undertaken in compliance with GMP requirements. Efforts are undertaken to maintain equipment parts or replacements so that they can be readily available to avoid any interruptions in supply where possible.

        We source raw materials for our manufacturing operations from various FDA-approved companies worldwide. It is our practice, wherever reasonably possible, to have a minimum of two suppliers for all major active pharmaceutical ingredients ("API") for our manufactured products. This facilitates both the continuity of supply of raw materials and best pricing from suppliers based on volume and time period.

Competitive Strengths

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face competition from both conventional forms of drug delivery and controlled release drug-delivery systems developed, or under development, by other pharmaceutical companies. Many of these competitors have greater financial resources and marketing capabilities than us. Our competitors in the U.S. and abroad are numerous and include, among others, major pharmaceutical and chemical companies, specialized contract research and research-and-development firms, universities, and other research institutions. Additionally, we have, or may in the future have, manufacturing-and-supply agreements or other relationships with some of our competitors.

        Nevertheless, we believe that our portfolio of oral drug-delivery technologies is among the broadest in the industry, which provides us considerable flexibility when selecting pipeline candidates. Our drug-delivery technologies are applicable to a wide range of molecules, and have the potential, in many areas, to address the pharmaceutical industry's more complex drug-delivery challenges. Our selection process is largely driven by intellectual property and market opportunity considerations. Our technologies include controlled release, graded release, enhanced absorption, rapid absorption, taste masking, and oral disintegration, among others.

Importantly, these can be combined to develop, for example, a controlled release, orally disintegrating, taste masked tablet. Our technology portfolio also includes those that are amenable to combination products, by allowing for, among other advantages, a high payload of active ingredient, which minimizes the required tablet size. Additionally, we have technologies that are generally resistant to interactions with alcohol, an issue that has increasingly gained in prominence in recent years.

        Biovail strives to be at the forefront of the industry through internal R&D, as well as through licensing agreements with third party drug-delivery companies, whereby we seek to gain access to promising new and/or complementary technologies. A recent example of this is the February 2007 license agreement with Depomed, that provides Biovail with access to Depomed's proprietary AcuForm™ drug-delivery technology for the development of up to two Biovail products.

        Since our R&D efforts are largely focused on developing novel formulations of existing drugs by providing clinically meaningful benefits and advantages to patients over existing formulations — where safety and efficacy profiles are well known and established — the development risk we face is typically lower relative to companies pursuing new chemical entities ("NCEs"). For the same reasons, the development costs we incur and our development timelines to bring products to market are also lower. Upon receiving approval from the FDA, the enhanced medication typically receives three years of market exclusivity (depending on the clinical program upon which approval was based), compared with NCEs, which typically receive five years of market exclusivity. Nevertheless, patents can often extend the lifecycles of these products beyond the expiry of exclusivity periods. (See "— U.S. Regulation" and "— Canadian Regulation").

        One of our competitive advantages, and what differentiates us from a number of our peers in the drug-delivery industry, is our demonstrated ability to transfer technologies from the concept stage to full-scale commercial manufacturing of products incorporating those drug-delivery technologies. Our record of success in this regard includes products such as those within our generic pharmaceuticals portfolio, and branded products, such as Cardizem® LA , Tiazac® and Tiazac XC® (anti-hypertensives), Wellbutrin XL® (anti-depressant) and more recently, Glumetza™ (diabetes) and Ultram® ER (chronic pain). We regard our manufacturing expertise as it relates to our drug-delivery technologies as an integral component of our success, and as such, we anticipate manufacturing and commercializing all of our pipeline products that are successfully developed.

Company Strategy

        As a result of Biovail's strategic planning process, the Company has developed a commercialization strategy that leverages relationships with strategic partners with established infrastructures and marketing capabilities to commercialize its products in the U.S. In Canada, our commercialization strategy is focused on marketing to specialists and high-prescribing primary-care physicians because we are able to effectively target a broad audience of physicians with relatively few sales representatives.

        Biovail has adopted a focus on driving business growth through a targeted investment in high-priority research-and-development programs and is no longer pursuing commercial product acquisitions for the U.S. market.

        Given this strategy and focus, and following a comprehensive review of associated spending requirements for the coming years, the Company decided in fiscal 2006 to return a significant portion of its excess cash to shareholders in the form of increased dividend payments. Biovail has adopted a new dividend policy that contemplates an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval).

Commercialization Strategy

        The implementation of our commercialization strategy to leverage relationships with strategic partners has been executed in multiple steps, including a sales force reduction in the U.S. primary-care market in May 2005 and a similar sales force reduction in the U.S. specialty products market in December 2006. This strategy provides us with operational flexibility and allows us to maximize our operating margins, as the sales and marketing costs are borne by our partners. At the same time, we retain control of the production of our products, which allows us to leverage our manufacturing expertise, which we regard as one of our core assets.

        Our commercialization strategy has been applied through our agreements with GSK for Wellbutrin® (a once-daily formulation of bupropion developed by Biovail), with OMI for Ultram® ER (a once-daily formulation of tramadol developed by Biovail), with Kos for Cardizem® LA (novel formulation of diltiazem developed by Biovail) and with Sciele for the promotion of Zovirax® (topical antiviral line). We are currently in active discussions with several other companies for the commercialization of several of our pipeline products.

        The market in Canada is very different than it is in the United States. In Canada, the BPC sales force, which currently includes 96 territories, is able to effectively target a broad audience of physicians. Our commercialization strategy in Canada is focused on marketing to specialists and high-prescribing primary-care physicians. The BPC sales force has a track record of success in promoting products over its ten-year history. Key successes include Tiazac®, Tiazac XC®, Celexa®, Wellbutrin SR®, and more recently, Wellbutrin® XL. We consider BPC a core asset, and are actively pursuing new-product acquisition opportunities for the division.

        BPI also distributes a number of branded off-patent products. These products — which we refer to as our "Legacy products" — include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec® and Isordil®. These products are not actively promoted by Biovail and represent non-core assets for which patent protection has expired. While the products remain well-respected by the medical community, their prescription volumes are in decline due to the availability of several competing generic formulations.

Research and Development

        Biovail is a specialty pharmaceutical company with a record of growth and innovation in developing controlled-release products. The application of our proprietary drug-delivery technologies to existing orally administered medications has provided us, together with our partners, the opportunity to extend product lifecycles through the development of novel formulations. Going forward, we are focusing on R&D to drive business growth, and are targeting a $500 million investment in R&D through 2010. Our R&D efforts are focused on three key areas: (1) enhanced formulations of existing drugs, (2) combination products incorporating two or more therapeutic classes of drugs, and (3) difficult-to-manufacture generic pharmaceuticals.

        We also generate revenues through the provision of developmental research services to third parties resulting in the use of our existing infrastructure more efficiently.

Dividend Policy

        Given the December 2006 restructuring of our U.S. commercial operations and the decision to focus on driving business growth through a targeted investment in high-priority research-and-development programs, we are no longer pursuing commercial-product acquisitions in the U.S. market. As a result of this change of focus, we undertook a comprehensive analysis of our research-and-development spending requirements for the coming years. Given our strong cash balances at the end of 2006, and the ongoing robust cash-flow generation of our business model, the Company concluded that there was likely to be significant excess cash on hand, even after fully funding the Company's growth strategy over the foreseeable future. Further to this conclusion, we adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval). In addition, we may approve the payment of future special dividends, subject to positive business trends and at the discretion of the Board. For example, as a result of the strong financial performance in 2006, we declared the payment of a special cash dividend of $0.50 per share, which was paid in January 2007.

Industry Overview

        Over the past several years, the pharmaceutical industry has experienced change. This change is in response to factors such as increased enrolment in HMOs in the U.S., growth in managed care, an aging and more health aware population, introduction of several major new drugs that bring significant therapeutic benefits, and increased use of new marketing approaches such as direct-to-patient advertising.

        IMS reports that the total U.S. prescription drug market was approximately $274.8 billion in 2006, an increase of 8% relative to 2005. IMS estimates that during the years 2007 to 2010, branded products with annual sales in excess of $50 billion will lose patent protection. In 2006, IMS estimates the loss of sales in such products due to losing patent protection was $18.2 billion.

        To replace these revenues and reduce their dependence on internal development programs, large pharmaceutical companies often enter into strategic licensing arrangements with specialty pharmaceutical companies, in addition to augmenting their product pipelines by acquiring smaller pharmaceutical companies with valuable research-and-development programs and technologies. Large pharmaceutical companies are also developing strategies to extend brand life-cycles and exclusivity periods and establish product differentiation.

        According to IMS, prescription growth for 2006 in the U.S. pharmaceutical market for all forms of controlled release drugs was approximately 4.5%. The oral-dosage, controlled release segment of the market generated approximately $24.1 billion in revenue in 2006, an increase of 6.4% over the prior year. The growth in this segment came from applications related to the proliferation of branded drugs at or near patent expiration, and new product launches, partially offset by increased generic competition.

        Controlled release products are formulated to, among other variations, release the drug's active ingredient gradually and predictably over a 12-hour to 24-hour period. These formulations typically provide for: (1) potentially greater effectiveness in the treatment of chronic conditions through more consistent delivery of the medication; (2) potentially reduced side effects; (3) greater convenience; and (4) potentially higher levels of patient compliance due to a simplified dosage schedule as compared to that of immediate release drugs.

        There are significant technical barriers to entry into the development of controlled release drugs, with only a limited number of companies possessing the requisite expertise and technology. Despite the therapeutic advantages of controlled release drugs versus their immediate release counterparts, many pharmaceutical companies have not made the additional investment to develop a controlled release version of a product while their immediate release version is under patent protection.

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

Priority Markets

        The primary markets for our products are the U.S. and Canada. The U.S. is the world's largest pharmaceutical market with total prescription spending of $274.8 billion in 2006. U.S. prescription spending in 2006 increased 6% relative to 2005. Within the U.S. and Canadian markets, our therapeutic focus areas are cardiovascular disease (including Type II diabetes), CNS disorders and pain management.

        Our current portfolio of commercial products includes a number of cardiovascular products, for the treatment of hypertension, angina, congestive heart failure and acute myocardial infarction. According to IMS, the U.S. market for cardiovascular products was valued at $42.0 billion in 2006, of which $19.5 billion was represented by anti-hypertensives. In 2006, our commercial portfolio of cardiovascular therapeutic products in the U.S. included Cardizem® LA (promoted by Kos), Cardizem® CD, Tiazac®, Vasotec®, Vaseretic®, Isordil®, and a number of generic pharmaceutical products.

        Our commercial portfolio also includes products targeting the herpes market — a market that was valued at $1.7 billion in 2006. Zovirax® Ointment and Zovirax® Cream (launched in 2004), are topical antiviral products indicated for genital herpes and cold sores, respectively. Effective December 20, 2006, this product line is being promoted to U.S. physicians by Sciele, pursuant to an exclusive promotional services agreement. Within the topical herpes market, Zovirax® held a 71.4% share at the end of 2006. However, oral therapeutic products for herpes represent the vast majority of the overall herpes market, with 2006 sales of $1.5 billion.

        We also have a presence in the pain market — a market that was valued at $10.7 billion in 2006 — through OMI's marketing of Ultram® ER, a once-daily formulation of tramadol hydrochloride developed by Biovail. Ultram® ER, which is indicated for moderate to moderately severe chronic pain, is the first extended-release tramadol product available in the U.S. market.

        CNS disorders represent another of our therapeutic focus areas. According to IMS, the U.S. market for the treatment of CNS was valued at $18 billion in 2006, with the majority — $13.5 billion — represented by anti-depressants. Our commercial portfolio in these markets includes a once-daily formulation of bupropion sold by GSK as Wellbutrin XL® and Ativan®.

        In Canada, we market products directly through BPC, our Canadian marketing and sales division. The Canadian pharmaceutical market was valued by IMS at C$17.8 billion in 2006. BPC's therapeutic focus lies in cardiovascular disease and depression, markets valued at C$3.0 billion and C$837.5 million, respectively. BPC's sales force structure includes 96 territories, which allow targeting of approximately 11,100 physicians across the country. During 2006, the Tiazac® franchise (Tiazac® and Tiazac® XC) was BPC's leading product line, representing approximately 46% of our total Canadian product revenues.

        We also have a significant presence in generic pharmaceuticals in the U.S., an industry valued by IMS at $47 billion in 2006, a 12% increase relative to 2005. Our focus in this segment has been on the development of generic formulations of branded controlled release products (which are typically more difficult to manufacture) where the competitiveness and price discounting is significantly less than in the immediate release generic market. Our generic pharmaceuticals, with the exception of generic Tiazac® (which is supplied to Forest in the U.S.), are distributed in the U.S. by a subsidiary of Teva, pursuant to an agreement originally signed in 1997, and extended and expanded in 2004. In Canada, our generic versions of Cardizem® CD and Tiazac® are distributed by Novopharm, a subsidiary of Teva. In recent years, as we pursued the development of branded products, generic pharmaceuticals were not a focus area for our R&D group. However, in December 2006, we announced that we would focus our R&D efforts on three key areas, one of which was on the development of difficult-to-manufacture generic pharmaceuticals.

        We own the U.S. rights to a number of pharmaceutical branded products that are not actively promoted. These are products that have been genericized and whose prescription volumes are declining at reasonably predictable rates. These products, known as Legacy products, include Cardizem® CD, Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic®. Because of the lack of promotion, and the minimal resources that are required to support the distribution of these products, the operating margins and cash flows associated with them is significant.

        We currently have a number of pipeline products in various stages of development, primarily targeting the cardiovascular disease, CNS disorders and pain management markets. According to IMS, the U.S. market for these therapeutic areas were valued at $42 billion, $18 billion and $11 billion, respectively, for the 12 months ended December 31, 2006. As our drug-delivery technologies are not limited to specific therapeutic classes, we do have the flexibility to pursue pipeline products in other therapeutic areas, and we intend to be opportunistic in this regard.

        While our business focus is to develop products for the U.S. and Canadian markets, several of our products have been approved for sale and commercialized globally through licensing agreements with strategic marketing partners with expertise in their local markets. For example, in January 2007, GSK announced the first European approval for Wellbutrin XR® (the brand name that GSK will use in a number of countries for our once-daily formulation of bupropion). It is expected that the medicine could begin to be available to patients as early as April 2007. Going forward, we anticipate the commercialization of select pipeline products, including Ultram® ER, in global markets through strategic partners.

        The following table summarizes our revenues by category of activity and geographic market for each of the last three fiscal years (all amounts expressed in thousands of U.S. dollars):

	2006				2005				2004
	Product Sales	Research & Development	Royalty and Other	Total	Product Sales	Research & Development	Royalty and Other	Total	Product Sales	Research & Development	Royalty and Other	Total
Canada	82,513	7,344	63	89,920	105,781	7,066	—	112,847	104,966	5,281	264	110,511
United States and Puerto Rico	941,572	11,739	15,708	969,019	778,486	20,308	13,741	812,535	732,136	13,074	14,965	760,175
Other countries	—	2,510	9,080	11,590	—	575	9,579	10,154	—	924	7,546	8,470

	1,024,085	21,593	24,851	1,070,529	884,267	27,949	23,320	935,536	837,102	19,279	22,775	879,156

Revenue Sources and Products

        The following table summarizes our commercial product line:

Product	Therapeutic Area	Indications	Therapeutic Market Size*
Promoted/Distributed by BPI
Cardizem® CD	Cardiovascular	Hypertension/angina	$19.5 billion
Ativan®	CNS	Anxiety	$800 million
Vasotec®	Cardiovascular	Hypertension/congestive heart failure	$19.5 billion
Vaseretic®	Cardiovascular	Hypertension/congestive heart failure	$19.5 billion
Isordil®	Cardiovascular	Angina	$223 million
Zovirax® Cream(1)	Antiviral	Herpes labialis (cold sores)	$1.7 billion
Zovirax® Ointment(1)	Antiviral	Genital herpes	$1.7 billion
Promoted/Distributed by BPC
Tiazac®	Cardiovascular	Hypertension/angina	C$2.2 billion
Tiazac® XC	Cardiovascular	Hypertension	C$2.2 billion
Glumetza™	Cardiovascular	Type II diabetes	C$386 million
Wellbutrin® XL(2) and SR	CNS	Depression	C$837 million
Monocor®	Cardiovascular	Hypertension	C$2.2 billion
Retavase®	Cardiovascular	Acute myocardial infarction	C$45 million
Zyban®	CNS	Smoking cessation	C$98 million
Cardizem® CD	Cardiovascular	Hypertension/angina	C$2.2 billion
Distributed by Partners
Wellbutrin XL®	CNS	Depression	$13.5 billion
Cardizem® LA(3)	Cardiovascular	Hypertension/angina	$1.7 billion
Ultram® ER	Pain	Chronic Pain	$10.7 billion
Tiazac®(4)	Cardiovascular	Hypertension/angina	$19.5 billion
Bioequivalent (generic) Products
Adalat® CC (nifedipine extended release)(5)	Cardiovascular	Hypertension/angina	$19.5 billion
Cardizem® CD (diltiazem controlled release)(6)	Cardiovascular	Hypertension/angina	$19.5 billion
Procardia® XL (nifedipine extended release)(5)	Cardiovascular	Hypertension/angina	$19.5 billion
Tiazac® (diltiazem)(7)	Cardiovascular	Hypertension/angina	$19.5 billion
Trental® (pentoxifylline)(5)	Cardiovascular	Peripheral vascular disease	$66 million
Voltaren® XR (diclofenac controlled release)(5)	Inflammation	Arthritis	$7.9 billion

*
Market size for 2006 according to IMS.

(1)
As of December 2006, Zovirax® Ointment and Zovirax® Cream are promoted by Sciele for BPI.

(2)
Wellbutrin® XL was launched by BPC in Canada in April 2006.

(3)
As of May 2005, Cardizem® LA was promoted and distributed by Kos (Kos was acquired by Abbott Laboratories in December 2006).

(4)
Tiazac® is marketed by Forest Laboratories, Inc. in the U.S.

(5)
Distributed by Teva in the U.S.

(6)
Distributed by Teva in the U.S. and Novopharm, a subsidiary of Teva, in Canada.

(7)
Distributed by Forest in the U.S. and Novopharm in Canada.

        We have capabilities in all aspects of the drug-development process — from formulation and development of oral drugs to clinical testing, regulatory filing, manufacturing, marketing (in Canada) and distribution. This integrated approach results in operational synergies, increased flexibility and enhanced cost efficiencies. In 2006, we reported our product revenue based on the following categories:

1.
Wellbutrin XL® (U.S. market);

2.
Zovirax®;

3.
Cardizem® LA;

4.
Ultram® ER;

5.
BPC;

6.
Legacy products;

7.
Generic products; and

8.
Teveten.

        The following table summarizes our product revenues for the fiscal years of 2006 and 2005:

	Revenues ($000)			% of Product Revenues
			Change %
Product / Product Line	2006	2005		2006		2005
Wellbutrin XL® (U.S. market)	450,329	354,213	27	44		40
Zovirax®	112,388	95,858	17	11		11
Cardizem® LA	59,316	59,672	(1)	6		7
Ultram® ER	53,724	—	—	5		—
BPC	68,723	99,508	(31)	7		11
Legacy products	139,853	133,419	5	14		15
Generic products	141,075	135,209	4	14		15
Teveten®	(1,323)	6,388	NM (1)	(0)		1

Total Product Revenues	1,024,085	884,267	16	100	(2)	100	(2)

(1)
NM: not meaningful.

(2)
Percentages may not add up to 100 due to rounding.

Wellbutrin XL® (bupropion hydrochloride)

        Launched in the U.S. in September 2003 by GSK, Wellbutrin XL®, an extended release bupropion indicated as first-line therapy for the treatment of depression in adults, has been well received by U.S. physicians and by the end of 2006, had captured 59% of all bupropion prescriptions in the U.S. Pursuant to our manufacturing and supply agreement with GSK, we receive a three tiered supply price that is based on GSK's net sales of Wellbutrin XL® in any given year. The tier thresholds increase and are reset at the beginning of each calendar year. In the lowest tier, we receive a supply price of less than 25% of GSK's net sales price. In the second tier, the supply price escalates to a value between 25% and 30% of GSK's net sales price. In the highest tier, the supply price is greater than 30% of GSK's net sales price. In 2006, as in 2005, Wellbutrin XL® was a key revenue driver for us. In both years, the product supply price entered the second tier of the pricing agreement in the second quarter and entered the third tier in the third quarter. In 2007, given the late-2006 launch of a generic formulation of the 300mg strength of Wellbutrin XL®, we may not reach the second tier supply price, and are not expected to reach the third tier supply price.

        GSK may decide to launch generic versions of Wellbutrin XL® in the U.S., and GSK anticipates that the European version of Wellbutrin XL®, which will be most commonly marketed as Wellbutrin XR®, could be available commencing April 2007. We will be the exclusive manufacturer and supplier of generic Wellbutrin XL® and branded Wellbutrin XR® to GSK at fixed contractual supply prices. Those supply prices are substantially lower than the tiered supply price we receive on sales of Wellbutrin XL® brand product.

        In April 2006, the BPC sales force launched Wellbutrin XL® to Canadian physicians. By December 2006, Wellbutrin® XL had captured 11.3% share of the Canadian bupropion market.

Zovirax® Ointment/Zovirax® Cream (acyclovir)

        Zovirax® Ointment is a topical formulation of a synthetic nucleoside analogue active against herpes viruses. Each gram of Zovirax® Ointment contains 50mg of acyclovir in a polyethylene glycol base. This product is indicated in the management of initial genital herpes and in limited non-life threatening mucocutaneous herpes simplex infections in immuno-compromised patients. Zovirax® Ointment was originally launched in 1982 by

Burroughs Wellcome and although it was not promoted by Glaxo Wellcome, and subsequently GSK, since 1997, Zovirax® Ointment remains the market leader with approximately a 47% share of total prescriptions in the U.S. for topical anti-herpes products in 2006.

        Zovirax® Cream was approved by the FDA in December 2002 and launched by us in July 2003. Zovirax® Cream is a topical antiviral medication used for the treatment of herpes labialis (cold sores). Zovirax® Cream held a 25% share of the total prescriptions in the U.S. for topical anti-herpes products at the end of 2006. Pursuant to the signing of an exclusive promotional services agreement in December 2006, Sciele now promotes Zovirax® Cream and Zovirax® Ointment to U.S. physicians.

Cardizem® LA (diltiazem)

        Cardizem® branded products have been leading medications in the calcium channel blocker ("CCB") category of cardiovascular drugs for more than 20 years. In 2006, the U.S. CCB market was valued at $4.7 billion, of which once-daily diltiazem products represented $707 million. These once-daily products generated 18.4 million prescriptions in the U.S. in 2005, of which 16.0 million were written for all Cardizem® products, representing a market of $516 million in the U.S., including generics.

        In April 2003, Biovail launched Cardizem® LA through the BPI sales force. Cardizem® LA is a novel, graded, extended release formulation of diltiazem HCl that provides 24-hour blood pressure control with a single daily dose and offers physicians a flexible dosing range from 120mg to 540mg. Cardizem® LA is the only diltiazem product labelled to allow administration in either the morning or evening. With evening administration, clinical trials have shown Cardizem® LA improved reduction in blood pressure in the early morning hours, which is when patients are at the greatest risk of significant cardiovascular events, such as heart attack, stroke, and death. Kos now promotes Cardizem® LA in the U.S. pursuant to the May 2005 manufacturing and supply agreement between Kos and us. In December, 2006, Kos was acquired by Abbott Laboratories.

Ultram® ER (tramadol hydrochloride extended-release Tablets)

        Launched in the U.S. in February 2006 by Ortho-McNeil, Inc. ("OMI"), Ultram® ER, an extended-release formulation of tramadol hydrochloride, is indicated for the management of moderate to moderately severe chronic pain in adults who require around-the-clock treatment of their pain for an extended period of time. In 2006, the U.S. pain market was valued at $10.7 billion. Over 23 million prescriptions were dispensed for tramadol-based medicines in the U.S. in 2006. Ultram® ER made steady market-share gains throughout much of 2006, and by the end of the year, had captured 5% of all tramadol-based prescriptions in the U.S. Pursuant to our November 2005 agreement with OMI, we manufacture and supply Ultram® ER to OMI for distribution at contractually determined prices, which range from 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale. The supply price was at the lowest end of the range in 2006, and will be at the highest end of the range in each of 2007 and 2008.

Biovail Pharmaceuticals Canada

        The products promoted and/or distributed by BPC are as follows:

Tiazac®/Tiazac® XC (diltiazem)

        Tiazac® is a calcium channel blocker ("CCB") used in the treatment of hypertension and angina. Tiazac® is a once-daily formulation of diltiazem that delivers smooth blood pressure control over a 24-hour period. As a non-dihydropyridine CCB, Tiazac® provides specific renal protective benefits as well as blood pressure reduction, which is particularly important for diabetic hypertensive patients. According to IMS, the Canadian market for CCBs for 2006 was valued at approximately $709 million, an increase of 5.3% versus the previous year. At the end of 2006, Tiazac® and Tiazac XC® held a 30.2% share of the once-daily diltiazem market. In August 2004, we received TPD approval for Tiazac® XC for the treatment of hypertension. Tiazac® XC is a novel, graded release formulation of diltiazem taken at bedtime specifically formulated to provide peak drug-plasma levels during the early morning hours when cardiac events are most likely to occur. In January 2005, the BPC sales force launched Tiazac® XC to Canadian physicians. Presently, Tiazac® XC is listed on all provincial formularies with the exception of British Columbia. Our generic version of Tiazac® is distributed in Canada by Novopharm, a subsidiary of Teva.

        In August 2004, we filed a Supplemental New Drug Submission ("sNDS") with the TPD for Tiazac® XC for the angina indication. The TPD accepted the file for review in late October 2004. In March 2005, we received a Notice of Non-Compliance from the TPD, citing deficiencies in the submission. In June 2005, we submitted a Complete Response to the Notice of Non-Compliance, within the 90-day timeline set by the TPD. TPD issued a Notice of Non-Compliance withdrawal "NON-W" on October 20, 2005. A letter of intent to appeal the NON-W was filed November 17, 2005. Appeal documents were submitted to TPD January 25, 2006. Due to deviations from due process in review of the appeal, a new appeal was requested and granted by TPD in August 2006. Supportive documents to the Reconsideration were filed in September 2006 and a March 26, 2007 presentation to TPD is scheduled.

Wellbutrin® XL (extended release bupropion)

        In February 2005, we submitted a sNDS to the TPD for Wellbutrin® XL, a once-daily formulation of bupropion developed by Biovail. The file, which contained the results of two adequate and well-controlled trials in major depressive disorder, as well as other supporting clinical data, received TPD approval in January 2006. Wellbutrin® XL was formally launched in April 2006 by the BPC sales force.

Wellbutrin SR® (bupropion)/Zyban® (bupropion)

        Biovail acquired the Canadian rights to Wellbutrin SR® and Zyban® from GSK in December 2002. Wellbutrin SR® (sustained-release bupropion) is indicated as first-line therapy for the treatment of depression. Wellbutrin SR's® anti-depressant activity appears to be mediated by noradrenergic and dopaminergic mechanisms that make it different than selective serotonin reuptake inhibitors ("SSRIs") and other known anti-depressant agents. In addition to anti-depressant efficacy, Wellbutrin SR® provides patients with the additional benefits of increased cognition and motivation and a low propensity to cause sexual dysfunction, a common side effect of some other anti-depressant therapies. Zyban®, the same chemical entity as Wellbutrin SR®, is indicated as an aid to smoking cessation treatment.

        In 2003, GSK Canada marketed Wellbutrin SR® and Zyban® in Canada under contract for BPC, as our detailing efforts were focused on Celexa pursuant to a co-promotion agreement with H. Lundbeck A/S. With the termination of the Celexa agreement at the end of 2003, BPC assumed full responsibility for Wellbutrin SR®, and has been detailing the product since January 1, 2004. In January 2005, we became aware that a formulation of generic Wellbutrin SR® had received a Notice of Compliance ("NOC"), clearing the path for the generic product's introduction. This generic product was introduced into the Canadian market in 2005 but in March 2006, was subject to a voluntary recall by the manufacturer. Distribution resumed in Spring 2006. A second generic Bupropion SR product entered the market in June 2006. According to IMS, the Canadian market for anti-depressants was valued at C$837.5 million in 2006, a decrease of 8.7% over the previous year.

        Zyban® is marketed through non-sales force mediated, direct marketing activities. According to IMS, the 2006 Canadian ethical drug market for smoking cessation aids is estimated at C$98.3 million.

Monocor® (bisoprolol fumarate)

        Monocor® is a cardio selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. Monocor® first faced generic competition in July 2003. The beta-blocker market in Canada was valued at approximately C$183 million in 2006.

Retavase® (reteplase recombinant)

        Retavase®, which was originally licensed from Centocor Inc., is a tissue plasminogen activator used in thrombolytic therapy. The medication is administered to patients immediately after the incidence of acute myocardial infarction ("AMI" or heart attack) and acts to clear arterial blockage. The fibrolytic market has been relatively flat since 2001 averaging about $45 million each year over past 5 years. Limited promotion and limited therapeutic window for use of fibrolytics, keeps market size relatively stable.

Glumetza™ (extended-release metformin)

        Glumetza™ is a once-daily formulation of metformin, indicated for the control of hyperglycemia in adult patients with type 2 (non-insulin dependent, mature onset) diabetes, as an adjunct to dietary management, exercise, and weight reduction, or when insulin therapy is not appropriate. Glumetza™ received TPD approval in May 2005, and was formally launched by the BPC sales force in Canada in November 2005. Glumetza™, the first and only once-daily metformin formulation available in Canada, competes in the oral diabetes market, which was valued at approximately C$385.6 million in 2006 (representing growth of 15.3% relative to 2005). A once-daily formulation of Glumetza 1000mg was filed with the TPD in February 2007 and is expected to be reviewed within the next 8 to 12 months.

Tramadol HCl (extended-release tramadol)

        A New Drug Submission ("NDS") for our once-daily formulation of tramadol hydrochloride, comprising 100 mg, 200 mg and 300 mg tablets, was filed in August 2006 and accepted for review in November 2006. The target completion date for the TPD review is September 2, 2007.

Legacy Products

        This category includes products which we distribute in the United States, but do not actively promote. For the most part, these are products that have been genericized and generate revenue streams that are declining at reasonably predictable rates. The products in this reporting category are Cardizem® CD, Ativan®, Tiazac®, Vasotec®, Vaseretic® and Isordil®. The aforementioned products generated $140 million in product sales, and had associated amortization expense of approximately $40 million in the 12-month period ended December 31, 2006. These products continue to generate significant cash flow; however, prescriptions filled by these products continue to decline.

        In November 2005, we announced our intention to pursue a spin-off of substantially all of these Legacy products. However, in August 2006, the Company decided to retain these assets.

Cardizem® CD (diltiazem)

        Cardizem® branded products have been leading medications in the CCB category of cardiovascular drugs for more than 20 years. In 2006, the U.S. CCB market was valued at $4.7 billion, of which once-daily diltiazem products represented $707 million. These once-daily products generated 18.4 million prescriptions in the U.S. in 2006, of which 13.9 million were written for Cardizem® CD, representing a market of $405 million in the U.S., including generics. We entered into a new supply contract with Sanofi Aventis for Cardizem® CD effective June 1, 2006.

Ativan® (lorazepam)

        Ativan® is a benzodiazepine lorazepam, indicated for the management of anxiety disorders, or for the short-term relief of anxiety, or anxiety associated with symptoms of depression. We acquired U.S. marketing rights to Ativan® from Wyeth in June 2003. Although under the Agreement Wyeth was to only manufacture and supply the product until November 2006, the terms of that Agreement continue to govern the manufacture and supply by Wyeth of outstanding purchase orders of Ativan®, the balance of which is expected to be received in the first half of 2007. We have negotiated a replacement supply contract with Meda Manufacturing GmbH ("Meda") for the supply of Ativan® tablets for the U.S. market. The associated technology transfer was completed in the fourth quarter of 2006 and FDA approval for the manufacturing site change is currently anticipated to occur in the second half of 2007. We do not currently anticipate any interruption in supply for this product. The market for anxiety treatments was in excess of $798 million for 2006, with Ativan® (lorazepam) generating 24.9 million prescriptions in the U.S. during such period. Sales of benzodiazepine products were in excess of $628 million for 2006.

Tiazac® (diltiazem)

        Tiazac® belongs to a class of drugs called CCBs, used in the treatment of hypertension and angina, which generated sales in the U.S. of $4.7 billion for the 12 months ended December 31, 2006. Within the CCB market, once-daily diltiazem products accounted for approximately $707 million of this total. After being introduced in the U.S. in February 1996, Tiazac® reached a peak market share of 21.1% (measured as a percentage of total prescriptions for once-daily diltiazem products) in 2002. At December 31, 2006, this figure was 1.5% as the result of generic competitors entering in April 2003.

        In 1995, Forest acquired the right to market Tiazac® in the U.S. The formal product launch took place in February 1996. We act as the exclusive manufacturer of the product and receive contractually determined supply price and a royalty payment from Forest on net sales of Tiazac®. Upon the onset of generic competition for Tiazac® in the U.S., we launched a competing generic version through Forest under a variable supply price arrangement, following which Forest ceased promotional support for Tiazac® and now distributes a generic formulation of Tiazac® that we manufacture.

Vasotec® (enalapril maleate) / Vaseretic® (enalapril maleate hydrochlorothiazide)

        Vasotec® and Vaseretic® have been highly recognized in the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction for nearly 20 years. Enalapril is a pro-drug; following oral administration, it is bio-activated by hydrolysis of the ethyl ester to enalaprilat, which is the active angiotensin converting enzyme ("ACE") inhibitor. Vasotec® is the maleate salt of enalapril, the ethyl ester of a long-acting ACE inhibitor, enalaprilat. Vaseretic® combines Vasotec® and a diuretic, hydrochlorothiazide. The product is also indicated for the treatment of hypertension.

        In 2006, the ACE inhibitor market had total sales in the U.S. of approximately $2.5 billion with 141.9 million total prescriptions dispensed, a 6% increase over the previous year. Vasotec® (branded and generic) is one of the most widely prescribed ACE inhibitors and is one of the top five most recognized cardiovascular brands. Vasotec® lost its market exclusivity in August 2000 and its revenues have since been eroded by generic competition. Nevertheless, in 2006, there were 16.5 million prescriptions written for enalapril maleate in the U.S.

        Our contract with Merck for these products was to expire in December 2006. We have negotiated an extension of our supply agreement with Merck to December 2009. Under the terms of this agreement, Merck will provide tablets from a different site. The tradedress for product from this new site is different from the current North American tablet image. A marketing program was effected March 1, 2006 to communicate the change to pharmacists, patients and physicians. In addition, the lower strength of Vaseretic has been discontinued.

Isordil® (isosorbide dinitrate)

        Isordil® (isosorbide dinitrate), a coronary vasodilator, is indicated for the prophylaxis of ischemic heart pain associated with coronary insufficiency (angina pectoris). Isordil® dilates the blood vessels by relaxing the muscles in their walls. Oxygen flow improves as the vessels relax, and chest pain subsides. Isordil® helps to increase the amount of exercise that may occur prior to the onset of chest pain, and can help relieve chest pain that has already started, or prevent pain expected from a strenuous activity, such as walking up a hill or climbing stairs. We acquired U.S. marketing rights to Isordil® from Wyeth in June 2003. Although under the Agreement Wyeth was to only manufacture and supply the product until November 2006, the terms of that Agreement continue to govern the manufacture and supply by Wyeth of outstanding purchase orders of Isordil®, the balance of which is expected to be received in the first half of 2007. A replacement supply contract with Meda is expected to be finalized in the first quarter of 2007. We have initiated the technology transfer of Isordil® manufacturing to Meda. The FDA approval for the manufacturing site change is currently anticipated to occur in the second half of 2007. Although Biovail is working to manage the Isordil® 40mg supply, we currently expect that there will be an interruption in the supply of the Isordil® 5mg tablet. Exposure on the SKU for the 5mg tablet is not currently expected to be significant and Biovail is continuing to pursue the technology transfer for future supply of this lower strength.

        Sales of nitrate products were approximately $223.4 million in the U.S. for 2006. Total prescriptions for orally administered nitrates were in excess of 18.9 million in 2006 in the U.S.

Generic Products

        This category is comprised of those products that are distributed in the U.S. for Biovail by Teva under an agreement, except generic Tiazac, which is distributed by Forest. In 2006, these included bioequivalent formulations of Cardizem® CD, Adalat® CC, Procardia XL®, Tiazac®, Voltaren® XR and Trental®. In September 2004, we resolved arbitration proceedings initiated by us against Teva and renegotiated certain aspects of the agreement. Amendments include an extension of the agreement by a period of four years (on a product by-product basis) and the sale of two development stage ANDA programs to Teva. Furthermore, we renegotiated financial terms such that we now receive higher selling prices on all products within the portfolio.

        Generic Tiazac® was introduced in Canada in January 2006 and is distributed by Novopharm, a subsidiary of Teva, in Canada.

        The primary products in our controlled release generics portfolio — Cardizem® CD, Adalat® CC and Procardia XL — represent technically challenging products to formulate. These technological barriers may limit the number of generic versions of the products. This competitive landscape allows for pricing flexibility, and may mitigate, to some extent, the price discounting that can often reach 90% in the generic pharmaceuticals industry.

Teveten

        Since May 2005, we no longer have an ongoing financial interest in Teveten and Teveten HCT.

Other Revenue

        Beyond the development, manufacture and distribution of pharmaceutical products, we also provide research, development and clinical contract research services to third parties. In 2006, the provision of these services generated revenues of $21.6 million, compared with $27.9 million in 2005. We also generate revenues related to the sale of a number of our controlled release products by third parties. We have also, in the past, generated revenue by promoting and/or co-promoting products on behalf of third parties. In 2006, these sales and promotion efforts resulted in revenues of $24.9 million, compared with $23.3 million in 2005. Given the restructuring initiated in December 2006, we ceased our previous co-promotion of Ultram® ER and Zolodex®.

Significant Customers

        The following table identifies external customers that accounted for 10% or more of the Company's total revenue in 2006:

	Percentage of Total Revenue
	2006%	2005%	2004%
Customer A	42	38	36
Customer B	12	15	17
Customer C	12	14	13

Research and Development

        Our R&D organization leverages state-of-the-art drug-delivery technologies to develop high value enhancements and modifications to new and existing molecules, consistent with our drug development strategy.

        Our R&D team is positioned as a leader in the lifecycle management of commercially valuable primary-care and specialty pharmaceuticals. We believe we are unique among specialty pharmaceutical companies in our approach to combining advanced drug-delivery applications with innovative patent, regulatory and clinical approaches to extending product exclusivity. We seek to enhance and extend exclusivity through the staged introduction of product enhancements. These may include new indications, improvements in the frequency of administration of drug products, improvements in the convenience of administration, reduction in dose, reduction in side effects (improved tolerability), or improved therapeutic effect/benefit.

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

        As part of our business strategy, we have entered into R&D contracts in the past with third party formulators and developers to expand our development pipeline opportunities. These third party developers are typically paid with some combination of technology access fees, development milestone payments and/or royalty payments. In some cases, we have an ownership interest or an option to acquire an ownership position in the developer.

        In our December 6, 2006 strategy update, we announced that we intended to enhance business growth through a targeted focus on a number of core research and development programs. Accordingly, we intend to increase our investment in research and development over the next several years. We intend to focus our efforts on three core segments: (1) enhanced formulations of existing products; (2) combination products; and (3) difficult-to-manufacture generic pharmaceuticals.

Technology

        We have numerous proprietary drug delivery technologies that are used to develop controlled release, enhanced/modified absorption and rapid dissolve products. We also have access to technologies of our development partners through licensing agreements. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, generic manufacturers may be inhibited from duplicating our products or may have difficulty duplicating our formulations by other means.

        Oral controlled release technologies permit the development of specialized oral delivery systems that improve the absorption and utilization of drugs by the human body. Release patterns are characterized as either "zero order", which indicates constant drug release over time, or "first order", which indicates decreasing release over time. These systems offer a number of advantages, in particular allowing the patient to take only one or two doses of the drug per day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved patient compliance and potential cost effectiveness, makes controlled release drug products ideally suited for the treatment of chronic conditions.

        Biovail's controlled release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the basic drug in the gastrointestinal tract (the "GI tract"). The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period, while assuring gradual and controlled release of the subject drug at a suitable location(s) in the GI tract.

        The Company's rapid dissolve (FlashDose®) formulations contain the same basic chemical compound found in the original branded products. The active product ingredient is encapsulated in microspheres utilizing our CEFORM™ technology. Our Shearform™ and other ODT technologies are used to produce matrices or excipient blends that are subsequently combined with the CEFORM™ microspheres. This final blend can be compressed into rapid dissolve tablet formulations. The benefits of rapid dissolve formulations include the ease of administration for the elderly, young children, or people with disease states who may have difficulty swallowing tablets or capsules.

        Biovail's Enhanced Absorption technology platform is unique in the sense that various formulation and physico chemical tools can be applied alone or in combination to improve the absorption profile of a drug. As examples, it may be possible to increase the solubility, increase the amount absorbed, control the pre-systemic metabolism, and/or increase the rate of absorption, with or without modification of the total amount of drug into the bloodstream.

        The following describes some of our proprietary technologies.

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

Macrocap

        Macrocap consists of immediate release beads made by extrusion /spheronization /pelletization techniques, or by layering powders or solutions onto nonpareil seeds. Release modulating polymers are applied on the beads using a variety of specialized coating techniques. The coated beads are filled into hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero order release.

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

CEFORM™

        CEFORM™ is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape and typically each one has a target diameter between 50-600 microns, depending on the application. For example, 150-180 micron microspheres may be used for FlashDose®, with high drug content and a taste-mask coating applied for oral cavity dispersion. CEFORM™ microspheres are produced using a continuous, single-step and solvent-free manufacturing process. It can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures which can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM™ microspheres can be formulated for controlled release, enhanced absorption, delayed release, rapid absorption or taste masking.

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

Smartcoat™

        Smartcoat™ is a technology Biovail acquired from and developed with Pharma Pass. This technology allows the manufacturing of very high potency controlled release tablets, allowing for smaller sized tablets while controlling the release over a 24-hour period.

Smartcoat™ AQ

        Smartcoat™ AQ is a water based, proprietary version of the Smartcoat™ technology. To date, we have successfully formulated a number of products utilizing this technology, including an aqueous based formulation of metformin.

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

Other drug-delivery systems

        Biovail is in the process of preparing and filing new patents for drug-delivery technologies amenable to very low doses of drugs in once-daily, extended release formulations with optimal absorption profiles, as well as the optimization of site-specific absorption of controlled release, oral drugs.

Product Development Pipeline

        We currently have development efforts ongoing for a number of novel formulations of existing products that we believe may, upon regulatory approval, provide clinically meaningful benefits to patients. In addition, we are also developing generic formulations of a number of difficult-to-manufacture pharmaceuticals.

        In 2006, our R&D efforts resulted in the submission of an NDA to the FDA for BVF-033, our novel bupropion salt formulation; and the initiation of the Phase III clinical program for BVF-146, a combination product incorporating our once-daily tramadol formulation with an undisclosed, non-steroidal anti-inflammatory drug, or NSAID. Our pipeline products are in various stages of development. Despite the reduced risk profile of our pipeline programs (relative to NCEs), they do carry some residual development risk, and as such, we do not anticipate the commercialization of all of these products. In addition, we routinely review and prioritize our pipeline as new products are added, which can result in the discontinuation or delay of lower priority development programs. This is normal course in the pharmaceutical industry. In 2006, we discontinued our development efforts related to Vasocard (combination of diltiazem and enalapril), sumatriptan ODT and others.

        Given that the successful development of any pipeline program is dependent on a number of variables, it is difficult to accurately predict timelines for regulatory approval and accordingly clinical development expenses. We have historically incurred research-and-development expenses in the range of approximately 8% to 12% of total revenues. Going forward, we currently intend to increase our R&D spending, and are targeting a $500 million investment through 2010.

Selected Development Pipeline Products

        Our new product development efforts are subject to the process and regulatory requirements of the TPD (in Canada) and the FDA (in the U.S). Since we focus on novel formulations of existing drugs (with well-established safety and efficacy profiles), the development path we face is generally less onerous than that facing companies pursuing NCEs. The flow-chart below summarizes the steps required to bring our pipeline products to market.

        The following is a chart that describes certain of our active and disclosed pipeline projects.*

Product	Indication
Cardiovascular
BVF-211 (Carvedilol QD)	Hypertension
BVF-239 (undisclosed)	Cardiovascular disease
Central Nervous System
Zolpidem ODT	CNS disorders
BVF-033 (Bupropion salt)	Depression
BVF-045 (Bupropion Combination)	Depression
BVF-012 (Venlafaxine EA)	Depression
BVF-087 (undisclosed)	CNS disorders
Pain Management
BVF-127 (Tramadol Canada)	Pain
BVF-146 (Tramadol ER / NSAID)	Pain/Inflammation
Other
BVF-300 (undisclosed)	Gastrointestinal disease

*
Biovail is also currently developing a number of other undisclosed pipeline products

Patents and Proprietary Rights

        We protect our intellectual property rights through a combination of patents, trade secrets, know-how and other proprietary information. We have not routinely sought patents on our controlled release technologies themselves because the filing of certain patents may provide competitors and potential competitors with information relating to proprietary technology, which may enable such competitors to exploit information related to such technology that is not within the confines of the protection of the patent. However, we typically do file patent applications relating to the application of our technologies to specific drug compounds for specific uses. Accordingly, we usually seek patent protection for novel products arising from our development efforts, to thereby provide intellectual property rights and associated market protection.

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

Other Business Operations and Services

Contract Research Division

        The CRD is a division of Biovail that provides us and other pharmaceutical companies with a broad range of Phase I and Phase II clinical research services. These involve principally conducting pharmacokinetic studies and bioanalytical laboratory testing to establish a drug's bioavailability or its bioequivalence to another drug moiety. Clinical studies are reviewed by an independent Research Ethics Board that assures that all studies are conducted in an ethical and safe manner, without compromising the health of the human subjects participating in these studies. As well, all clinical studies are approved by Health Canada under a Clinical Trial Application and executed under Good Laboratory Practices (GLP) and Good Clinical Practices (GCP).

        Operating as an independent business unit in Toronto, Ontario, the CRD is located in a 41,000-square-foot stand alone facility owned by us, and a 10,500-square-foot leased facility. These facilities include a 200-bed capacity Clinic (five study clinics and a 12-bed Phase I first-in-man unit), a Medical Recruiting and Subject Screening Unit, a fully equipped Bioanalytical Laboratory, and a Department of Biopharmaceutics.

        To date, the CRD has designed and conducted in excess of 3,000 bioavailability, bioequivalence and/or drug interaction studies. The therapeutic areas in which studies have been completed include cardiovascular disease, cardiopulmonary, bone and joint disease, pain management, infectious diseases, CNS, gastroenterology and endocrinology. In addition, the CRD has performed Phase I first-in-man studies to establish the safety of new chemical entities.

        The CRD maintains a database in excess of 85,000 adult male and female volunteers for potential study enrolment as well as an inventory of patient and speciality populations, including post-menopausal, renal impaired and diabetic patients. The Bioanalytical Laboratory continues to add to its inventory of over 150 developed and validated assays. The CRD has it own independent Quality Assurance Department to assure that the operations of the CRD are subject to full compliance with the rules and regulations of the FDA, TPD and other comparable foreign regulatory bodies. The regulations applicable to the CRD activity may change as regulatory bodies identify new areas of necessary focus, or issues related to product safety.

Regulatory Affairs and Quality Assurance

        Our Regulatory Affairs Department is involved in the development and registration of each product and have prepared product submissions for regulatory agencies in the U.S. and Canada. This group coordinates all data and document management for submissions, including amendments, supplements and adverse events reporting. Our Quality Assurance Department seeks to ensure that all stages of product development and manufacturing fully comply with applicable good clinical, laboratory and manufacturing practices.

Regulation

        The research and development, manufacture, and marketing of controlled release pharmaceuticals are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products. The regulations applicable to our products may change as the limited number of approved controlled release products increases and regulators acquire additional experience in this area.

U.S. Regulation

New Drug Application

        We are required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or by our commercial partners. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include: (1) preclinical laboratory and animal toxicology tests; (2) submission of an Investigational New Drug Application ("IND"), and its required acceptance by FDA before any human clinical trials can commence; (3) adequate and well-controlled replicate human clinical trials to establish the safety and efficacy of a drug for its intended indication; (4) the submission of an NDA to the FDA; and (5) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. When all data in a product application are owned by the applicant, the FDA will issue its approval.

        Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of a product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND goes into effect, clinical trials may be initiated, unless a "hold' on clinical trials is subsequently issued by the FDA.

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

        The above described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. However, for those NDAs containing some data which the applicant does not own nor has a right-of-reference, the FDA's ability to grant approval is limited when there are exclusivity periods or infringed patent rights that are accorded to others. These NDAs are governed by 21 U.S.C. § 355(b)(1), also known as Section 505(b)(1) of the Food, Drug and Cosmetic Act (the "FDC Act").

Abbreviated New Drug Application

        In certain cases, where the objective is to develop a generic bioequivalent of an approved product already on the market, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy, and instead, requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same blood levels of active ingredient in the body as its brand-name counterpart. It is mandatory that it have a comparable rate and extent of absorption as measured by plasma drug levels as a function of time. The ANDA procedure would be available to us for a generic version of a drug product approved under the NDA process by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug may include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from Listed Drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market plus potentially shorter review and approval period and potentially quicker time to market.

505(b)(2) Application Process

        In certain cases, pharmaceutical companies may also submit a 505(b)(2) NDA application for marketing approval of a drug product. This mechanism essentially relies upon the same FDA conclusions that would support the approval of an ANDA available to an applicant who develops a modification of a Listed Drug that is not supported by a suitability petition. Relative to normal regulatory requirements for a full 505(b)(1) NDA, regulation may permit a 505(b)(2) applicant to forego costly and time-consuming drug development studies by relying on the FDA's finding of safety and efficacy for a previously approved drug product. Under some circumstances, the extent of this reliance approaches that permitted under the generic drug approval provisions. This approach is intended to encourage innovation in drug development without requiring duplicative studies to demonstrate what is already known about a drug while protecting the patent and exclusivity rights for the approved drug.

Patent Certification and Exclusivity Issues

        ANDAs and 505(b)(2) NDAs are required to include at the time they are submitted certifications with respect to any patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA and listed in the FDA's "Orange Book", the FDA may be required to delay approval of the ANDA or 505(b)(2) until the patents expire. If the applicant believes it will not infringe the patents or that the patents are invalid, it can make a patent certification to the owners of the patents and the holder of the NDA approval for the drug product for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA or 505(b)(2) NDA for up to 30 months. If the drug product covered by an ANDA or 505(b)(2) NDA were to be found by a court to infringe another company's patents, approval of the ANDA or 505(b)(2) NDA could be delayed until the infringed patents expire.

        Under the FDC Act, the first filer of an ANDA with a certification of patent non-infringement or invalidity is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product after the 180-day exclusivity period expires. However, the first filer may be deemed to have forfeited its 180-day exclusivity if, for example, it has not started marketing its generic product within certain time frames.

        Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses. Patents outside the U.S. may differ from those in the U.S. Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound. There may be additional patents relating to a person's proposed manufacture, use or sale of a product that could potentially prohibit such person's proposed commercialization of a drug formulation.

        The FDC Act contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a new chemical entity. Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA and 505(b)(2) routes, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FDC Act.

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

Canadian Regulation

        The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the U.S. described above, with the exception of the 505(b)(2) route and 180 day marketing exclusivity under the Hatch Waxman provisions of the FDA in the U.S. as described above.

Clinical Trial Application

        Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application ("CTA") to the TPD. Applications for Phase I trials include information about the proposed trial, the new drug, and information on any previously executed clinical trials with the new drug. Phase II and III applications also include information on the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 7 days (Phase I) and 30 days (Phase II and III) of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "U.S. Regulation — New Drug Application."

New Drug Submission

        Before selling a new drug in Canada, we must submit an NDS or sNDS to the TPD and receive a NOC from the TPD to sell the drug. The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests to be applied to control the potency, purity, and stability, pharmacology data and the results of non-clinical, biopharmaceutics, and clinical trials as appropriate, the intended indications for which the new drug may be prescribed, and the effectiveness and safety of the new drug when used as intended. The TPD reviews the NDS or sNDS. If the submission meets the requirements of Canada's Food and Drugs Act and regulations, the TPD will issue a NOC for the new drug.

        Where the TPD has already approved a drug for sale in controlled release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission ("ANDS"). In certain cases, the TPD does not require additional clinical trials to be conducted by the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed. Instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

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

        The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health Canada. Generic competitors that are interested in marketing generic versions of medicines against which certain patents have been listed must first provide proof that their product will not infringe the patents in question. In order to do this, the generic competitor must serve a Notice of Allegation in which it outlines the reasons that its product will not infringe the listed patents, or assert that the listed patents are invalid. At that point, the patentee or an exclusive licensee can commence a legal proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC to the generic competitor that has served a Notice of Allegation. The Minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the allegation of non-infringement and/or invalidity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company's proposed manufacture, use or sale of a product that could potentially prohibit such company's proposed commercialization of a drug compound.

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

Additional Regulatory Considerations

        Sales of our products by our commercial partners outside the U.S. and Canada are subject to local regulatory requirements governing the testing, registration and marketing of pharmaceutical products which vary widely from country to country.

        Our manufacturing facilities located at Steinbach, Manitoba, in Dorado, Puerto Rico and Carolina, Puerto Rico, operate according to FDA and TPD mandated GMP. These manufacturing facilities are inspected on a regular basis by the FDA, the TPD, and other regulatory authorities. Our internal auditing team monitors compliance on an ongoing basis with FDA and TPD mandated GMP. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

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

Taxation

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

Three-Year History — Material Developments

Wellbutrin XL®

        In October 2001, GSK acquired the global marketing rights (excluding Canada) to our once-daily formulation of bupropion. We currently manufacture and supply our product to GSK pursuant to a tiered pricing supply agreement. GSK successfully launched the product in the U.S. in September 2003 under the brand name Wellbutrin XL®, with plans to launch in other markets as regulatory approvals are received. In February 2006, GSK announced that they had submitted applications for regulatory approval of Wellbutrin XL® in several European markets. In January 2007, GSK announced that Wellbutrin XR® had been granted a marketing license in The Netherlands for the treatment of adult patients with major depressive episodes. The medicine is also considered approvable by the regulatory agencies of 21 other countries under the decentralized procedure, a procedure that permits regulatory approval to be obtained from multiple members of the EU. Under this procedure, an application is filed seeking regulatory approval in several European Union member states. One member state is designated as the reference member state, which circulates its regulatory assessment to the other designated EU member states. Each designated EU member state generally adopts the assessment, thereby permitting regulatory approval in every designated EU member state without having to seek national approval in each EU member state. It is expected that Wellbutrin XR® could begin to be available to patients in Europe as early as April 2007.

        In 2006, Wellbutrin XL® was our key growth driver, accounting for approximately 42% of our overall revenues. In 2006, the Company was engaged in patent litigation proceedings against Anchen, Impax, Watson and Abrika, who filed ANDAs for generic equivalents to Wellbutrin XL®. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent infringement case, and denied it on the invalidity issue. The Company appealed that decision. In December 2006, the FDA issued final approval to Anchen for it to market its generic equivalent of the 150mg and 300mg generic tablets of Wellbutrin XL® and to Impax to market the 300mg tablet. (See "Financial Information — Significant Changes — Legal Proceedings"). Subsequently, Teva, in agreement with Impax and Anchen, and as a result of Anchen's relinquishment in favour of Impax of its first-filer marketing exclusivity, launched Impax's 300mg generic equivalent to Wellbutrin, XL in mid-December 2006. In February 2007, as a result of comprehensive settlements with Anchen, Impax, Watson, and Teva, the lawsuits against Impax and Watson have been dismissed and, with certain defined exceptions, none of Teva, Anchen, Impax or Watson may market a generic version of the 150mg dosage strength of Wellbutrin XL® until 2008 (See "Financial Information — Significant Changes — Legal Proceedings").

Redemption of Outstanding Senior Subordinated Notes

        Pursuant to a Notice of Redemption dated February 27, 2007, we intend to redeem all of our outstanding 7 7/8% Senior Subordinated Notes (the "Notes") issued in 2002 and due April 1, 2010 at a redemption price of 101.969% of the principal amount thereof, plus accrued interest, up to the redemption date. The redemption of the Notes is to become effective on April 1, 2007.

December 2006 Restructuring

        On December 6, 2006, we announced that as part of the enhancement of the operational efficiency of our business model and following a comprehensive review of all aspects of the Company's business, we would no longer maintain a U.S.-based sales organization and that we intended to enter into supply and distribution agreements with strategic partners to target specialist physician groups in the United States. As a result, the BPI specialty sales force and related support functions were eliminated. Following this decision, BPI ceased its previous co-promotional efforts for Ultram® ER and Zoladex® and, on December 20, 2006, entered into an exclusive promotional services agreement with Sciele whereby Sciele's sales force now promotes Zovirax® Ointment and Zovirax® Cream to U.S. physicians.

Investment in Research and Development

        We also announced on December 6, 2006 our intention to increase our investment in research and development on target product-development programs. Going forward, we are focusing on R&D to drive business growth, and are targeting a $500 million investment in R&D through 2010. Our R&D efforts are focused on three key areas: (1) enhanced formulations of existing drugs, (2) combination products incorporating two or more therapeutic classes of drugs, and (3) difficult-to-manufacture generic pharmaceuticals.

New Dividend Policy

        We undertook a comprehensive analysis of our research-and-development spending requirements for the coming years. The outcome of this analysis, combined with our strong cash balances at the end of 2006 and the ongoing robust cash-flow generation of our business model, led to a determination by the Company to adopt a policy that contemplates the return of a significant portion of this excess cash to our shareholders in the form of increased dividend payments. As such, on December 6, 2006, the Board of Directors adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval). In addition, the Board may, in its discretion, approve the payment of future special dividends, subject to positive business trends. For example, as a result of the strong financial performance in 2006, we declared the payment of a special cash dividend of $0.50 per share, which was paid in January 2007.

Kos Transaction

        On May 2, 2005, we sold to Kos the distribution rights to our cardiovascular product Cardizem® LA in the U.S. and Puerto Rico. Kos was acquired by Abbott Pharmaceuticals in December 2006. We are the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. In addition, we transferred to Kos all of our product rights and certain inventories related to our anti-hypertension drugs Teveten® and Teveten® HCT.

        In consideration for these transactions, Kos paid us $105.5 million in cash, less withholding tax of $7.4 million is being recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term.

May 2005 Restructuring

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

Launch of Ultram® ER

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended release and orally disintegrating formulations of Ultram®. With respect to the extended-release formulation (Ultram® ER), we manufacture and supply the product to OMI for distribution in the United States and Puerto Rico. Ultram® ER is the first once-daily tramadol product available in the United States for the treatment of moderate to moderately severe chronic pain. OMI launched Ultram® ER in the United States in February 2006. Our contractually determined supply prices range from 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale. The supply price was at the lowest end of the range in 2006, and will be at the highest end of the range in each of 2007 and 2008. Upon closing of the agreement, OMI paid us a supply prepayment of $60 million, which is being amortized through credits against one-third of the aggregate amount of our future invoices for product manufactured and supplied to OMI. At the end of 2006, $39.7 million remained to be amortized.

        Ultram® ODT has not yet been launched, as OMI focuses on driving growth for Ultram® ER.

Acquisitions of intangible assets

        In November 2006, the Company and Ethypharm amended their 2002 product development and licensing agreement to, among other things, provide for the development by Ethypharm of four new products, with the Company to assume responsibility for the clinical programs associated with those products. The Company is obligated to pay Ethypharm royalties on any future sales of the new products.

        In February 2007, the Company entered into an agreement with Depomed that provides Biovail with an option to license Depomed's proprietary AcuForm™ technology to develop and commercialize up to two pharmaceutical products. Biovail may select these products from an agreed-upon list of compounds at any time over the ensuing 18 month period. Depomed does not have any development obligations under the agreement. The Company is obliged to pay Depomed royalties on sales of any product developed under the agreement.

Acquisitions of Businesses

        The Company has not made an acquisition of a business in the three most recently completed fiscal years.

Discontinued Operation

Nutravail

        On May 2, 2006, we completed the sale of our Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, we are entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of ten years.

C.    Organizational Structure

        At December 31, 2006, each of the subsidiaries listed below either represents at least 10% of Biovail's total assets, or sales and operating revenues on a consolidated basis, or are entities through which Biovail conducts its business.

Company	Jurisdiction of Incorporation	Nature of Business	Group Share %	Address
Biovail Laboratories International SRL ("BLS")	Barbados	Manufacture, sale, development, licensing of pharmaceutical products, strategic planning and management of intellectual property	100	Chelston Park, Bldg 2 Collymore Rock, St. Michael, Barbados
Biovail Americas Corp.	Delaware	Holding company	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Insurance Incorporated	Barbados	Captive insurance company	100	Chelston Park, Bldg 2, Collymore Rock, St. Michael, Barbados
Biovail Distribution Corporation	Delaware	Distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Pharmaceuticals, Inc.	Delaware	Distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Technologies (Ireland) Limited	Ireland	Contract development of pharmaceutical products	100	3200 Lake Drive Citywest Business Campus Dublin 24
Biovail Technologies Ltd.	Delaware	Contract development of pharmaceutical products	100	3701 Concorde Parkway, Chantilly, Virginia 20151

D.    Property, Plant and Equipment

Manufacturing Facilities

        We own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. We currently operate three modern, fully integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba; Dorado, Puerto Rico and Carolina, Puerto Rico. All of these facilities meet FDA-mandated and TPD-mandated GMP. These facilities are inspected on a regular basis by regulatory authorities, and our own internal auditing team ensures compliance on an ongoing basis with such standards.

        We have owned our Steinbach, Manitoba facility since 1992. In 2006 we completed a $31 million expansion at that facility which increased total capacity to 250,000 square feet providing additional manufacturing capacity and capability. Among the products manufactured in Steinbach in 2006 were Wellbutrin XL®, Ultram® ER, Cardizem® LA, and Tiazac XC®.

        The Dorado, Puerto Rico facility totals 145,000 square feet. This facility has been prepared to support the manufacture of controlled release and FlashDose® products, also houses the packaging operations for Tiazac® and Wellbutrin XL® for the U.S. market, and will provide additional capacity for manufacturing of Cardizem® LA, Wellbutrin XL® and Ultram® ER. We have owned the Dorado manufacturing facility since January 2001, and we have upgraded it to accommodate our process and packaging requirements. Packaging operations at this facility commenced in January 2003.

        The Carolina, Puerto Rico facilities total 35,000 square feet, including a 25,000 square foot owned manufacturing facility and a 10,000 square foot leased warehouse space. This plant is specially constructed for the high volume production of controlled release beads.

Other Facilities

        In September 2002, we completed the construction of our corporate headquarters facility in Mississauga, Ontario and relocated all corporate and administrative staff to the new facility. A corporate administrative office was opened in Toronto, Ontario in February 2005, with a lease extending through February 2008. We do not intend on renewing this lease.

        In December 2006, we commenced a $12.5 million building expansion project at the Mississauga corporate headquarters. Once completed the size of this facility will be increased from 55,000 square feet to 85,000 square feet. During the period of construction at the Mississauga corporate office, certain employees have relocated to a leased facility in Mississauga. We also undertake certain research and development activities at a GMP leased facility in Mississauga, Ontario. The technology transfer group is based at this facility and also utilizes the facility for activities related to product and process transfers.

        The Contract Research Division operates from an owned facility in Toronto which includes various clinic areas used during clinical trials, a laboratory and administrative offices. In addition the Contract Research Division conducts its recruitment and screening activities at a smaller leased facility which also contains clinic facilities.

        The St. Michael, Barbados facility (leased in 1992) is used for strategic planning, product sales and related operations, product development, licensing, intellectual property management and administration. Construction of a $6.4 million two-storey building on land owned by the Company in Christ Church, Barbados is scheduled to commence in 2007.

        The Bridgewater, New Jersey facility (leased in 2003) is used for our U.S. operations including certain clinical and R&D administration.

        The Chantilly, Virginia facility continues to be primarily an R&D and technology transfer site. Following a restructuring initiative announced at the end of 2006, this facility will continue to focus on R&D activities but will no longer be maintained as an FDA-approved manufacturing facility.

        The Dublin, Ireland facility (purchased in 2002) is used for research and development activities.

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

        We believe that we have sufficient facilities to conduct our operations during 2007. However, we continue to evaluate the purchase or lease of additional properties, as our business requires. The following table lists the location, use, size and ownership interest of our principal properties:

Location	Use	Size	Ownership
Mississauga, Ontario, Canada	Corporate office, sales, marketing and administration	55,000 Sq. Ft.	Owned
	Administration (temporary location for certain employees during construction at Mississauga Corporate office)	4,300q. Ft.	Leased
	Research and development	24,300 Sq. Ft.	Leased

Toronto, Ontario, Canada	Contract research and development	40,000 Sq. Ft.	Owned
	Contract research and development	11,000 Sq. Ft.	Leased
	Administration	2,800 Sq. Ft.	Leased
Steinbach, Manitoba, Canada	Manufacturing and warehousing	250,000 Sq. Ft.	Owned
Chantilly, VA, USA	Research and development	80,000 Sq. Ft.	Leased
	Warehousing	10,000 Sq. Ft.	Leased
	Vacated and sublet	50,000 Sq. Ft.	Leased
Bridgewater, NJ, USA	U.S. Corporate office and administration	110,000 Sq. Ft.	Leased
Morrisville, NC, USA	Site vacated and subleased	42,000 Sq. Ft.	Leased
Dorado, Puerto Rico	Manufacturing and warehousing	145,000 Sq. Ft.	Owned
Carolina, Puerto Rico	Manufacturing	25,000 Sq. Ft.	Owned
	Warehousing	10,000 Sq. Ft.	Leased
St. Michael, Barbados	Strategic planning, product sales, product development, licensing, intellectual property management and administration	6,500 Sq. Ft.	Leased
Christ Church, Barbados	Vacant land	1.8 acres	Owned
Dublin, Ireland	Research and development	27,000 Sq. Ft.	Owned

Item 4A Unresolved Staff Comments

        None.

Item 5 Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States ("U.S.") generally accepted accounting principles.

        Additional information relating to Biovail Corporation ("Biovail"), including our Annual Report on Form 20-F, is available on SEDAR at www.sedar.com.

        The discussion and analysis contained in this MD&A are as of March 21, 2007.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Future revenue and operating results following the loss of Wellbutrin XL® market exclusivity;

  •
  Cost savings and other impacts of restructuring activities in the U.S.;

  •
  Commercialization strategy in the U.S.;

  •
  Increased focus on research and development;

  •
  Ability to make future dividend payments;

  •
  Redemption of our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes");

  •
  Launch of Wellbutrin XR® in Europe;

  •
  Finalization of supply contracts;

  •
  Sufficiency of inventory levels of Wellbutrin SR® and Zyban®;

  •
  Timing and progress of clinical trials;

  •
  Timing of regulatory submissions of our products;

  •
  Timing of regulatory responses and approval of our products;

  •
  Success of our development efforts;

  •
  Manufacturing and commercialization of pipeline products that are successfully developed;

  •
  Estimates of future restructuring costs;

  •
  Estimates of contract losses;

  •
  Results of certain litigations and regulatory proceedings;

  •
  Timing and amount of future capital expenditures;

  •
  Sufficiency of cash resources to support future spending requirements; and

  •
  Timing and amount of potential milestone payments.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. An MD&A by its nature has many forward-looking statements and although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; and timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of our most recent Annual Report on Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our core competency is the development and large-scale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus are central nervous system disorders, pain management, and cardiovascular disease. We have various research and development, clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

        We have a portfolio of products that includes the following established brand names:

  •
  Wellbutrin® (bupropion) for the treatment of depression;

  •
  Zovirax® (acyclovir) for the treatment of herpes;

  •
  Ultram® (tramadol) for the treatment of moderate to moderately severe chronic pain; and

  •
  Cardizem®/Tiazac® (diltiazem) for the treatments of hypertension and angina.

        Our products are marketed in the U.S. principally through supply and distribution agreements with other pharmaceutical companies that have established sales and marketing infrastructures. Under such agreements, we manufacture and supply Wellbutrin XL® to GlaxoSmithKline plc ("GSK"); Ultram® ER to Ortho-McNeil, Inc. ("OMI"); and Cardizem® LA to Kos Pharmaceuticals, Inc. ("Kos") (which was acquired by Abbott Laboratories in December 2006). In Canada, our products, such as Wellbutrin® XL and Tiazac® XC, are marketed through our internal sales organization.

OVERVIEW

        Our revenue from product sales increased 16% to over $1 billion in 2006, primarily due to the performance of our portfolio of branded products. As branded products comprise approximately 80% of our product sales and are priced higher than generic products, generic competition is one of our leading challenges. A large portion of a branded product's commercial value is usually realized during the period in which the product has market exclusivity. Upon the loss of that exclusivity, we can expect to lose a significant portion of a product's pre-genericization sales in a short period of time, which can have a material adverse effect on our future revenue and profitability. To address this challenge, we will continue to:

  •
  Aggressively defend our intellectual property against infringement, as intellectual property contributes a great deal to our competitive advantage;

  •
  Invest heavily in research and development to generate new innovative products to ensure our product portfolio is renewed over time to offset future revenue losses due to generic competition; and

  •
  Manufacture and sell generic versions of certain of our branded products.

        Within our branded product portfolio, Wellbutrin XL® has been a key contributor to our revenue, results of operations and cash flows, accounting for approximately 40% of total product sales and gross profit since its introduction in September 2003. In December 2006, the FDA granted approval for the first generic versions of Wellbutrin XL®. As a result, Teva Pharmaceuticals Industries Ltd. ("Teva") immediately launched a generic version of 300mg Wellbutrin XL® product, which has resulted in a substantial loss in our sales of that strength in the first quarter of 2007, compared with the fourth quarter of 2006. In February 2007, however, we entered into a comprehensive settlement with a number of companies, including Teva, related to Wellbutrin XL®. As a result of this settlement, with certain defined exceptions, none of those companies may market a generic version of 150mg Wellbutrin XL® product until 2008.

        In anticipation of the loss of Wellbutrin XL® exclusivity, we implemented a strategy to reduce our overall cost structure and to develop new products more quickly. As a result, we will no longer maintain a direct commercial presence in the U.S. primary-care or specialty pharmaceutical markets. Instead we intend to enter exclusively into supply and distribution agreements with other pharmaceutical companies to promote our products to both primary-care and specialist physicians in the U.S. We believe this model will deliver greater value to our products by utilizing marketing partners with expertise in our therapeutic areas of focus, while enabling us to lower our overhead and infrastructure costs. Another important aspect of our strategy is a targeted focus on a number of core research and development programs. We intend to increase our investment in research and development over the next several years, as the development of new products is essential for the continued strong operation and growth of our business. However, it is important to recognize that a successful product-development program reflects investments that we make over many years.

        In spite of the expected cost savings from the strategic decisions we have made, our financial performance in 2007 will be materially impacted by the loss of exclusivity in the U.S. of our 300mg Wellbutrin XL® product.

KEY PERFORMANCE DRIVERS

        We will continue to execute our strategy for long-term growth by focusing on the following key performance drivers:

  •
  Development of new products through the application of our drug-delivery technologies to create: (i) enhanced formulations of existing products; (ii) combination products; and (iii) difficult-to-manufacture generic pharmaceuticals.

  •
  Forming strategic commercial alliances with other pharmaceutical companies on favourable terms.

  •
  Protection of our intellectual property and successful defence of our products and proprietary technologies from infringement.

  •
  Prudent use of our cash resources to provide a return to shareholders while eliminating long-term debt and maintaining sufficient capital to invest in growing our business.

  •
  Control of expenses through initiatives to achieve lower operating costs, more focused development efforts, and improved manufacturing efficiencies.

  •
  Generation of higher revenue and profitability in Canada from our existing promoted products, and through the acquisition or development of new products that provide a strategic fit.

        Despite our efforts, however, no assurance can be given that the loss of market exclusivity of key products, or certain other significant factors will not have a material adverse effect on our business and financial performance.

EXECUTIVE MANAGEMENT TEAM

        During the past year, we made the following changes to our executive management team:

  •
  Kenneth Howling was appointed Senior Vice-President, Chief Financial Officer ("CFO"), following the departure of Charles Rowland, our former CFO, in December 2006.

  •
  Wendy Kelley joined Biovail as Senior Vice-President, General Counsel and Corporate Secretary. Kenneth Cancellara, our former General Counsel, retired from Biovail in January 2007.

  •
  Dr. Peter Silverstone joined Biovail as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone succeeded Dr. Gregory Szpunar, our former Chief Scientific Officer, who left Biovail in March 2006. Dr. Silverstone's responsibilities focus on the clinical development and registration of our pipeline products.

  •
  Gilbert Godin joined Biovail as Senior Vice-President, Technical Operations/Drug Delivery. Mr. Godin's responsibilities focus on Biovail's product-development capability, as well as manufacturing and contract-development services.

  •
  Michel Chouinard was appointed Chief Operating Officer of Biovail Laboratories International SRL.

RESTRUCTURING

        In May 2005, we sold the distribution rights to Cardizem® LA in the U.S. and Puerto Rico, and transferred all of our product rights and certain inventories related to Teveten and Teveten HCT, to Kos. Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. At that time, we reduced our primary-care and specialty sales forces and related functions by 493 positions (including 186 sales representatives who were offered employment by Kos) and administrative functions by 30 positions. We retained 85 specialty sales representatives at that time to focus on the promotion of Zovirax® Ointment and Zovirax® Cream to specialist practitioners, as well as to provide co-promotion services to other pharmaceutical companies.

        In December 2006, we eliminated our remaining U.S. specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of our U.S. operations, including the abandonment of large-scale manufacturing at our Chantilly, Virginia facility. We reduced our sales force and related functions by 115 positions, and administrative and other functions by 73 positions. These measures were considered necessary to address a lack of product-acquisition or co-promotion opportunities, available to us on reasonable terms, to fully utilize our sales force. In December 2006, we consequently entered into a five-year exclusive promotional services agreement with Sciele Pharma, Inc. ("Sciele"), whereby we will pay Sciele an annual fee to provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream to U.S. physicians. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year.

        We anticipate that the cost savings associated with the reduction in headcount in our U.S. operations will have a material positive impact on our results of operations, financial position and cash flows. These savings, however, will be mitigated by the compensation we will pay Sciele for its promotional services.

STOCK-BASED COMPENSATION

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Prior to January 1, 2006, we recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income prior to January 1, 2006. We elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense.

        In 2006, we recognized total stock-based compensation expense related to stock options, net of estimated forfeitures, as follows:

($ in 000s)
Cost of goods sold	$1,072
Research and development expenses	1,834
Selling, general and administrative expenses	11,888

$14,794

        As a result of the adoption of SFAS 123R, net income was $14.6 million (basic and dilutive earnings per share of $0.09) lower in 2006 than if we had continued to account for stock-based compensation under APB 25.

        At December 31, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $13.6 million, which will be amortized on a straight-line basis over the weighted-average remaining requisite service period of approximately 19 months.

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for the last three years:

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
Revenue	$1,070,529	$935,536	$879,156
Income from continuing operations	207,796	246,796	166,209
Net income	203,948	236,221	160,994
Basic and diluted earnings per share
Income from continuing operations	$1.30	$1.55	$1.04
Net income	$1.27	$1.48	$1.01

Cash dividends declared per share	$1.00	$0.50	$—

Total assets	$2,175,112	$2,028,812	$1,711,060
Long-term obligations	411,791	436,868	478,936

Revenue

        Total revenue increased 14% from 2005 to 2006, due mainly to higher revenue from sales of Wellbutrin XL® to GSK, and the added contribution from sales of Ultram® ER to OMI. These factors were partially offset by lower product sales in Canada, due mainly to the negative impact of generic competition to Tiazac® and Wellbutrin® SR. Product sales were also negatively impacted by certain manufacturing issues we experienced during 2006 related to the production of lower dosage 120mg and 180mg Cardizem® LA products. We resumed full production of Cardizem® LA in early 2007, following the completion of our investigation and remediation efforts, and have substantially addressed any shortfall in our supply to Kos.

        Total revenue increased 6% from 2004 to 2005, due mainly to higher Wellbutrin XL® and Zovirax® product sales, as well as sales of our off-patent branded pharmaceutical (Legacy) products. These factors were partially offset by the elimination of Teveten and Teveten HCT product sales following the Kos transaction, and lower sales of our Generic products. In 2004, Zovirax® and Legacy product sales in the U.S. were negatively impacted by a work-down of wholesaler inventory levels.

Results of operations

        Our income from continuing operations and net income were impacted by specific factors that affected the comparability of those results between years. We believe that the identification of these factors enhances an analysis of our results of operations when comparing our results with those of a previous or subsequent period. In addition, management excludes these factors when analyzing operating performance. However, it should be noted that the determination of these factors involves judgment by management.

        Our income from continuing operations and net income in 2006 were impacted by the following significant factors:

  •
  Asset impairments of $147.0 million related to the write-down of Vasotec® and Vaseretic® trademarks and product rights, and Glumetza® product rights;

  •
  Estimated contract losses of $54.8 million for payments that we are required to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®, and to Kos for lost profits due to our failure to supply minimum required quantities of Cardizem® LA;

  •
  Restructuring costs of $15.1 million; and

  •
  Litigation settlements of $14.4 million mainly related to a payment in respect to a patent infringement suit involving Wellbutrin XL®.

        Our income from continuing operations and net income in 2005 were impacted by the following significant factors:

  •
  Asset impairments of $29.2 million mainly related to the write-down of Teveten and Teveten HCT product rights transferred to Kos;

  •
  Restructuring costs of $19.8 million; and

  •
  Write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos.

        Our income from continuing operations and net income in 2004 were impacted by the following significant factors:

  •
  Asset impairments of $42.2 million mainly related to the write-down of a portion of our investment in Ethypharm S.A. ("Ethypharm"); and

  •
  Acquired research and development expense of $8.6 million associated with our acquisition of BNC-PHARMAPASS, LLC ("BNC-Pharmapass").

        The collective impact of all factors affecting the comparability of our income from continuing operations and net income for the last three years, as well as the impact of those factors on basic and diluted earnings per share, are identified in the following table:

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
Asset impairments	$147,000	$29,230	$42,156
Contract losses	54,800	—	—
Restructuring costs	15,126	19,810	—
Gain on disposal of intangible assets	(4,000)	—	(1,471)
Litigation settlements	14,400	—	—
Equity loss	529	1,160	4,179
Write-off of inventory	—	4,862	—
Acquired research and development	—	—	8,640

Impact on income from continuing operations	227,855	55,062	53,504
Asset impairments of discontinued operation	1,084	5,570	—

Impact on net income	$228,939	$60,632	$53,504

Impact on basic earnings per share
Income from continuing operations	$1.42	$0.35	$0.34
Net income	$1.43	$0.38	$0.34

Impact on diluted earnings per share
Income from continuing operations	$1.42	$0.34	$0.34
Net income	$1.43	$0.38	$0.34

Cash dividends

        Cash dividends declared per share were $1.00 and $0.50 in 2006 and 2005, respectively. No dividends were declared in 2004. In December 2006, our Board of Directors adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per share (to be paid in quarterly increments). The declaration of future dividends pursuant to this policy will be subject to the discretion of the Board, and will be dependent on our financial condition and operating results.

Financial condition

        Total assets increased $146.3 million from 2005 to 2006, due mainly to an increase in cash and cash equivalents, partially offset by the amortization and impairment of intangible assets. The increase in cash and cash equivalents reflected cash generated from continuing operations less payments of cash dividends; additions to property, plant and equipment; and repayments of long-term obligations. We ended 2006 with cash resources in excess of $800 million.

        At December 31, 2006, long-term obligations included the outstanding $398.9 million principal amount of our Notes. On February 27, 2007, we issued a notice of redemption of all our outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount. We intend to utilize our existing cash resources to finance the redemption of our Notes.

RESULTS OF OPERATIONS

        In 2006, we operated our business on the basis of a single reportable segment — pharmaceutical products. This basis reflected how management reviewed the business, made investing and resource allocation decisions, and assessed operating performance.

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  Royalties from the sale of products we developed or acquired, as well as the co-promotion of pharmaceutical products owned by other companies.

        The following table displays the dollar amount of each source of revenue for the last three years, the percentage of each source of revenue, compared with total revenue in the respective year, and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2006		2005		2004
							2005 to 2006		2004 to 2005
	$	%	$	%	$	%
	($ in 000s)
Product sales	1,024,085	96	884,267	95	837,102	95	16%		6%
Research and development	21,593	2	27,949	3	19,279	2	(23%	)	45%
Royalty and other	24,851	2	23,320	2	22,775	3	7%		2%

	1,070,529	100	935,536	100	879,156	100	14%		6%

Product sales

        The following table displays product sales by category for the last three years, the percentage of each category, compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2006		2005		2004
							2005 to 2006		2004 to 2005
	$	%	$	%	$	%
	($ in 000s)
Wellbutrin XL®	450,329	44	354,213	40	317,298	38	27%		12%
Zovirax®	112,388	11	95,858	11	75,451	9	17%		27%
Cardizem® LA	59,316	6	59,672	7	53,625	6	(1%	)	11%
Ultram® ER	53,724	5	—	—	—	—	NM		NM
Biovail Pharmaceuticals Canada	68,723	7	99,508	11	101,865	12	(31%	)	(2%	)
Legacy	139,853	14	133,419	15	121,588	15	5%		10%
Generic	141,075	14	135,209	15	149,675	18	4%		(10%	)
Teveten	(1,323)	—	6,388	1	17,600	2	NM		(64%	)

	1,024,085	100	884,267	100	837,102	100	16%		6%

NM
— Not meaningful

Wellbutrin XL®

        Our revenue from sales of Wellbutrin XL® increased 27% and 12% in 2006 and 2005, respectively, compared with the immediately preceding years, due to higher volumes sold by GSK and price increases effected by GSK in both 2006 and 2005, which positively affected our supply price to them.

        Our supply price for Wellbutrin XL® brand product is based on an increasing tiered percentage of GSK's net selling price. The supply price is reset to the lowest tier at the start of each calendar year and the sales-dollar thresholds to achieve the second and third tier supply prices generally increase each year. As a result of the aforementioned introduction of generic competition to 300mg Wellbutrin XL® product in December 2006, GSK's total sales of Wellbutrin XL® brand product in 2007 may not meet the sales dollar-thresholds to achieve the second tier supply price, and are not expected to meet the third tier supply price.

        GSK may decide to launch generic versions of Wellbutrin XL® in the U.S., and GSK anticipates that the European version of Wellbutrin XL®, which will be most commonly marketed as Wellbutrin XR®, could be available to patients in Europe as early as April 2007. We will be the exclusive manufacturer and supplier of generic Wellbutrin XL® and branded Wellbutrin XR® to GSK at fixed contractual supply prices. Those supply prices are substantially lower than the tiered supply price we currently receive on sales of Wellbutrin XL® brand product.

Zovirax®

        Combined sales of Zovirax® Ointment and Zovirax® Cream increased 17% and 27% in 2006 and 2005, respectively, compared with the immediately preceding years, due to a combination of higher prescription volumes and price increases we effected for these products in each of the past three years, as well as the impact of a work-down of Zovirax® inventory in the wholesale distribution channel during 2004.

Cardizem® LA

        Our revenue from sales of Cardizem® LA declined 1% in 2006, compared with 2005, and increased 11% in 2005, compared with 2004. The loss of revenue in 2006 that resulted from a backorder of 120mg and 180mg Cardizem® LA products, was largely offset by a cumulative adjustment of $7.2 million recorded in the third quarter of 2006 to recognize the positive impact on our supply price of price increases effected by Kos since its acquisition of Cardizem® LA. The increase in our revenue from sales of Cardizem® LA in 2005 was a result of a reduction in wholesaler inventory levels that occurred in 2004.

Ultram® ER

        OMI launched Ultram® ER in the U.S. in February 2006. Our revenue from sales of Ultram® ER was impacted in the second quarter of 2006 by a provision of $7.8 million related to a voluntary Class II recall initiated by OMI of all lots of 300mg tablets (as well as one lot of 200mg tablets) due to a tablet printing-related matter. In June 2006, we resumed production of Ultram® ER (after the completion of the qualification and process validation of a new tablet printer), and we agreed to replace the recalled product, as well as certain lots of Ultram® ER that were still in OMI's inventory, and to bear the costs of the recall (which are recorded in selling, general and administrative expenses).

Biovail Pharmaceuticals Canada ("BPC") products

        Key BPC products are Tiazac® XC, Tiazac®, Wellbutrin® XL, Wellbutrin® SR and Zyban®, which are sold in Canada to drug wholesalers, retail pharmacies and hospitals. We currently promote Tiazac® XC, Wellbutrin® XL and Glumetza™ directly to Canadian physicians. Sales of BPC products declined 31% and 2% in 2006 and 2005, respectively, compared with the immediately preceding years. The declines in BPC product sales reflected lower sales of Tiazac® and Wellbutrin® SR due to generic competition, partially offset by increased sales of our promoted Wellbutrin® XL and Tiazac® XC products. Sales of Tiazac® XC in 2006 were, however, negatively impacted by a backorder of 120mg and 180mg products, due to the same manufacturing issues that affected our production of Cardizem® LA. This backorder situation has been substantially addressed in early 2007.

        GSK is no longer manufacturing and supplying us with Wellbutrin® SR and Zyban®. We have not presently located an alternative supplier for these products; however, we believe we have purchased sufficient inventory to meet anticipated customer requirements through 2007.

Legacy products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. We sell Tiazac® (branded and generic) to Forest Laboratories, Inc. ("Forest") for distribution in the U.S. Our other Legacy products are primarily sold directly to drug wholesalers and warehousing chains. Sales of our Legacy products increased 5% and 10% in 2006 and 2005, respectively, compared with the immediately preceding years. The increases in Legacy product sales reflected price increases we effected for certain of these products in each of the past three years, as well as the impact of reductions in wholesaler inventories of these products in 2004.

Generic products

        Our key Generic products are bioequivalent versions of Adalat CC, Cardizem® CD , Procardia XL and Voltaren XR, which we manufacture and sell to a subsidiary of Teva for distribution in the U.S., as well as an authorized generic version of Tiazac®, which we manufacture and sell to a subsidiary of Teva for distribution in Canada. Generic Tiazac® was introduced in Canada in January 2006. Sales of our Generic products increased 4% in 2006, compared with 2005, and declined 10% in 2005, compared with 2004, which reflected the effect of changes in prescription volumes and pricing for these products, as well as changes in inventory levels of these products owned by Teva.

Teveten

        Since May 2005, we no longer have an ongoing financial interest in Teveten and Teveten HCT. In 2006, we increased our estimate for returns related to our pre-May 2005 sales of these products by $1.3 million.

Research and development revenue

        Research and development revenue declined 23% in 2006, compared with 2005, and increased 45% in 2005, compared with 2004, reflecting overall fluctuations in the level of clinical research and laboratory testing services provided to external customers by our contract research operation, as well as the negative impact of competitive pricing for those services in 2006.

Royalty and other revenue

        Royalty and other revenue increased 7% and 2% in 2006 and 2005, respectively, compared with the immediately preceding years. In 2006, other revenue included $4.3 million related to our co-promotion of Ultram® ER in the U.S. and AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg in the U.S. and Puerto Rico. We are no longer co-promoting Ultram® ER and Zoladex® as a result of the elimination of our U.S. specialty sales force. We are, however, continuing to promote Novartis Pharmaceuticals Canada Inc.'s Lescol® products in Canada.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item for the last three years, the percentage of each item compared with total revenue in the respective year, and the percentage changes in the dollar amount of each item. Percentages may not add due to rounding.

	Years Ended December 31
							Percentage Change
	2006		2005		2004
							2005 to 2006		2004 to 2005
	$	%	$	%	$	%
	($ in 000s)
Cost of goods sold	223,281	21	206,531	22	221,935	25	8%		(7%	)
Research and development	95,479	9	88,437	9	68,382	8	8%		29%
Selling, general and administrative	238,441	22	227,394	24	253,531	29	5%		(10%	)
Amortization	56,457	5	62,260	7	64,704	7	(9%	)	(4%	)
Asset impairments, net of gain on disposal	143,000	13	29,230	3	40,685	5	389%		(28%	)
Restructuring costs	15,126	1	19,810	2	—	—	(24%	)	NM
Contract losses	54,800	5	—	—	—	—	NM		NM
Litigation settlements	14,400	1	—	—	—	—	NM		NM
Acquired research and development	—	—	—	—	8,640	1	NM		(100%	)

	840,984	79	633,662	68	657,877	75	33%		(4%	)

NM
— Not meaningful

Cost of goods sold and gross margins

        Gross margins based on product sales were 78%, 77% and 73% in 2006, 2005 and 2004, respectively.

        The overall gross margin in 2006, compared with 2005, was positively impacted by the following factors:

  •
  Higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact on our supply price of the price increases effected by GSK in 2006 and 2005; and

  •
  The aforementioned cumulative adjustment to our supply price for Cardizem® LA to recognize past price increases effected by Kos.

        Partially offset by:

  •
  A write-off to cost of goods sold of $11.4 million of rejected lots of Ultram® ER and Cardizem® LA;

  •
  An increase of $9.6 million in the amortization of intangible and other assets related to Cardizem® LA and Zovirax®;

  •
  The aforementioned product sales provision related to the return of withdrawn lots of Ultram® ER; and

  •
  Start-up manufacturing inefficiencies related to Ultram® ER.

        The overall gross margin in the 2005, compared with 2004, was positively impacted by the following factors:

  •
  Manufacturing efficiencies achieved in the production of Wellbutrin XL®, as well as a decrease in the proportion of lower margin Wellbutrin XL® sample supplies versus trade product sales.

        Partially offset by:

  •
  A provision of $5.7 million for Cardizem® CD inventory in excess of demand; and

  •
  The write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

Research and development expenses

        Research and development expenses increased 8% and 29% in 2006 and 2005, respectively, compared with the immediately preceding years. Research and development expenses include employee compensation costs, overhead and occupancy costs, clinical trial, clinical manufacturing and scale-up costs, contract research services and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        Our research and development activities in 2006 primarily related to the following programs:

  •
  BVF-033 (bupropion salt). The FDA accepted our New Drug Application ("NDA") for BVF-033 for review in November 2006. The FDA is expected to respond to our NDA in late July 2007.

  •
  BVF-146 (combination tramadol and non-steroidal anti-inflammatory drug) for the treatment of pain. We initiated Phase III clinical trials for BVF-146 in the fourth quarter of 2006.

  •
  BVF-127 (Tramadol ER). The TPD in Canada accepted our New Drug Submission for review in November 2006.

  •
  BVF-211 (carvedilol) for the treatment of hypertension.

  •
  BVF-045 (combination bupropion and another anti-depressant agent).

  •
  BVF-012 (venlafaxine enhanced absorption) for the treatment of depression.

        In November 2006, we amended our April 2002 agreement with Ethypharm to include the development of: BVF-087 and BVF-065, which target central nervous system disorders; BVF-239, a cardiovascular product; and BVF-300, a product targeting the gastrointestinal-disease market. In February 2007, we obtained an option to license Depomed Inc.'s ("Depomed") AcuForm™ technology to develop up to two pharmaceutical products.

        On an ongoing basis, we review and optimize the projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development; delays or changes in government required testing and approval procedures; technological developments; and strategic marketing decisions.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 5% in 2006, compared with 2005, and declined 10% in 2005, compared with 2004. As a percentage of total revenue, selling, general and administrative expenses were 22%, 24% and 29% in 2006, 2005 and 2004, respectively.

        The increase in selling, general and administrative expenses in 2006, compared with 2005, was primarily due to:

  •
  Higher legal expenses related to ongoing Wellbutrin XL® patent infringement actions, and other litigation and regulatory matters;

  •
  Inclusion of $11.9 million of stock-based compensation for stock options granted to employees, partially offset by a decline of $3.0 million in compensation expense related to deferred share units granted to directors due to a decrease in the underlying trading price of our common shares; and

  •
  Incremental spending to support the advertising and promotion of Ultram® ER, and costs associated with processing the Ultram® ER recall.

        Partially offset by:

  •
  Cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces following the May 2005 restructuring of our U.S. commercial operations; and

  •
  Discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT following the Kos transaction.

        The decline in selling, general and administrative expenses in 2005, compared with 2004, was primarily due to:

  •
  The positive impact of the Kos transaction and concurrent restructuring of our U.S. commercial operations.

        Partially offset by:

  •
  Higher legal expenses related to litigation and regulatory matters, and costs associated with our corporate governance and Sarbanes-Oxley Act of 2002 compliance initiatives; and

  •
  Inclusion of $3.0 million of compensation expense related to deferred share units granted to directors.

Amortization expense

        Amortization expense declined 9% and 4% in 2006 and 2005, respectively, compared with the immediately preceding years. As a percentage of total revenue, amortization expense declined to 5% in 2006, compared with 7% in each of 2005 and 2004. The decline in amortization expense in 2006 reflected the discontinuance of the amortization of the Teveten and Teveten HCT product rights following the Kos transaction, as well as reduced amortization in the fourth quarter of 2006 related to the Vasotec® and Vaseretic® intangible assets following the write-down of those assets.

Asset impairments, net of gain on disposal

        We perform an evaluation of long-lived assets and investments for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. Impairment exists when the carrying amount of an asset is not recoverable based on related undiscounted future cash flows, and its carrying amount exceeds its estimated fair value based on related discounted future cash flows. In 2006, we recorded an impairment charge of $147.0 million as a result of the following events or changes in circumstances:

  •
  In September 2006, we were informed by Kos that it had decided to discontinue its involvement with Vasocard™ (a combination of Vasotec® and Cardizem® LA). We had been developing Vasocard™ as a line extension to our Vasotec® and Vaseretic® product lines. We determined that without Kos's continued involvement Vasocard™ had limited commercial potential and, consequently, we suspended its development. Our evaluation of the estimated future cash flows associated solely with the existing Vasotec® and Vaseretic® product lines resulted in an impairment charge of $132.0 million to the related trademarks and product rights.

  •
  In October 2006, Depomed was granted a new Canadian patent pertaining to Glumetza™. As a result, the prices we set for Glumetza™ are now subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada. Since its launch in the Canadian market in November 2005, the sales performance of Glumetza™ (in terms of prescription volumes) has been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza™). We revised our sales forecast for Glumetza™ to reflect both the possible future pricing concessions that may be required by the PMPRB and the underlying prescription trend since the launch of this product. On the basis of this forecast, our evaluation of the estimated future cash flows associated with the Glumetza™ product line resulted in an impairment charge of $15.0 million to the related product right.

        Partially offsetting the impairment charge in 2006 was a $4.0 million gain we recorded on the disposal of four cardiovascular products to Athpharma Limited ("Athpharma"). We originally acquired these products from Athpharma in April 2003.

        In 2005, we recorded an impairment charge of $29.2 million primarily related to the write-down of the carrying value of the Teveten and Teveten HCT product rights that were transferred to Kos. In 2004, we recorded a net impairment charge of $40.7 million primarily related to an other-than-temporary decline in the estimated fair value of our equity investment in Ethypharm.

Restructuring costs

        In 2006 and 2005, we incurred restructuring charges of $15.1 million and $19.8 million, respectively, which consisted of employee termination benefits, asset impairments, contract termination costs and professional fees. At December 31, 2006, the liability balance related to restructuring costs incurred, but not paid or settled, was $11.9 million, of which $8.4 million related to employee termination benefits that will be substantially paid in the first half of 2007. Also in the first half of 2007, we expect to incur incremental restructuring costs of approximately $1.0 million, primarily related to employee retention bonuses and contract termination costs.

Contract losses

        In 2006, we recorded a charge of $54.8 million related to the following contract losses:

  •
  As a result of the aforementioned introduction of generic competition to Wellbutrin XL®, we are required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this payment was reduced by the total dollar amount of Wellbutrin XL® sample supplies that were purchased by GSK. At December 31, 2006, we accrued a contract loss of $46.4 million for the estimated amount of this payment based on GSK's historical and forecasted sample supply purchases.

  •
  In September 2006, we received notification from Kos that a supply failure had occurred as a result of our inability to supply at least 50% of the quantity of Cardizem® LA ordered by Kos. At December 31, 2006, we accrued a contract loss of $8.4 million based on our estimate of the payment we may be required to make to compensate Kos for the lost profits it may have experienced as a result of our supply failure. This liability may be revised in subsequent periods based on the receipt of Kos's own estimate of the amount of its lost profits; however, we estimate our maximum potential liability to Kos to be approximately $14.0 million.

Litigation settlements

        In 2006, we recorded a charge of $14.4 million related to the following litigation settlements:

  •
  In February 2007, GSK reached a settlement with Andrx Corporation ("Andrx") (which was acquired by Watson Pharmaceuticals, Inc. in November 2006) related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35.0 million to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, we agreed to reimburse GSK for $11.7 million (one-third) of the payment to Andrx, which we accrued at December 31, 2006, and to pay one-third of the ongoing royalty on sales of 150mg Wellbutrin XL® product.

  •
  At December 31, 2006, we accrued $2.7 million for our estimated share of the total consideration to be paid to settle certain antitrust claims related to our licensing of generic Adalat CC products.

Acquired research and development expense

        Acquired research and development represents the cost of assets related to research and development projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use.

        In 2004, we acquired Pharma Pass II, LLC's ("PPII") remaining interest in BNC-Pharmapass, a company that we formed in 2003 with PPII to advance the development of certain products. At the date of acquisition, we recorded a charge of $8.6 million to acquired research and development expense for the increase in our share of the fair values of the products under development.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $29.2 million in 2006, compared with $7.2 million and $1.0 million in 2005 and 2004, respectively. The year-over-year increases in interest income reflected higher amounts of surplus cash available for investment.

        Interest expense was $35.2 million in 2006, compared with $37.1 million and $40.1 million in 2005 and 2004, respectively. Interest expense mainly comprised interest on our Notes.

        Following the redemption of our Notes effective April 1, 2007, we expect to save approximately $32 million in annual interest payments; however, those interest savings will be partially offset by lower interest income on our remaining cash resources.

Equity loss

        We recorded equity losses of $0.5 million, $1.2 million and $4.2 million in 2006, 2005 and 2004, respectively, related to our investment in a venture fund that invests in early-stage biotechnology companies. Included in these equity losses was our share of goodwill impairment charges related to certain subsidiaries of this fund, as well as write-downs to the carrying values of other investments held by this fund. At December 31, 2006, we had invested a total of $6.8 million in this fund. As the nature of this fund is no longer consistent with our business strategy, we will not be making any additional capital contributions in it beyond our remaining commitment of $1.1 million.

Income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $14.5 million in 2006, compared with $22.6 million and $9.0 million in 2005 and 2004, respectively. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the U.S.

DISCONTINUED OPERATION

        On May 2, 2006, we completed the sale of our Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). In consideration for Nutravail's inventory, long-lived assets and intellectual property, we are entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years.

        Subsequent to May 2, 2006, Nutravail's operations and direct cash flows have been eliminated from our ongoing operations as a result of the sale transaction. The extent to which we are involved in the operations of Nutravail is limited to our ability to receive indirect cash flows from the future payments. We have no continuing obligations in connection with the receipt of those payments, which are not expected to be significant to our continuing operations or those of Nutravail. Accordingly, the following amounts related to Nutravail have been reported as a discontinued operation in our consolidated statements of income and cash flows.

	Years Ended December 31
	2006	2005	2004
	($ in 000s)
Revenue	$1,289	$5,532	$7,387

Loss from discontinued operation before asset impairments	(2,764)	(5,005)	(5,215)
Asset impairments	(1,084)	(5,570)	—

Loss from discontinued operation	$(3,848)	$(10,575)	$(5,215)

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2006 and 2005:

	2006
	Q1	Q2	Q3	Q4
	($ in 000s, except per share data)
Revenue	$220,523	$252,806	$289,552	$307,648
Income (loss) from continuing operations	68,606	80,322	(56,451)	115,319
Net income (loss)	64,486	80,594	(56,451)	115,319
Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.43	$0.50	$(0.35)	$0.72
Net income (loss)	$0.40	$0.50	$(0.35)	$0.72

Net cash provided by continuing operating activities	$94,692	$110,806	$81,382	$235,637

	2005
	Q1	Q2	Q3	Q4
	($ in 000s, except per share data)
Revenue	$173,686	$216,178	$258,058	$287,614
Income from continuing operations	12,059	4,922	109,299	120,516
Net income	11,132	3,707	101,663	119,719
Basic and diluted earnings per share
Income from continuing operations	$0.08	$0.03	$0.69	$0.75
Net income	$0.07	$0.02	$0.64	$0.75

Net cash provided by continuing operating activities	$67,796	$88,247	$122,446	$223,390

RESULTS FOR THE FOURTH QUARTER

Revenue

        The increase in revenue in the fourth quarter of 2006, compared with the fourth quarter of 2005, was due mainly to an increase in revenue from sales of Wellbutrin XL®, which reflected the positive impact of a price increase effected by GSK in the second quarter of 2006, as well as the added contribution from sales of Ultram® ER in fourth quarter of 2006. These factors were partially offset by lower Tiazac® and Wellbutrin® SR product sales in Canada in the fourth quarter of 2006, due to generic competition.

        The increase in revenue in the fourth quarter of 2006, compared with the first three quarters of 2006, was due mainly to the positive impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. In the second and third quarters of 2006, GSK's net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase the supply price from the first to second tier and from the second to third and highest tier, respectively. As a result, all Wellbutrin XL® brand sales, except for any product held in inventory by GSK at the end of 2006, were recorded at the highest-tier supply price in the fourth quarter of 2006.

Results of operations

        The increase in income from continuing operations and net income in the fourth quarter of 2006, compared with the fourth quarter of 2005, was due mainly to higher gross profit on Wellbutrin XL® and Ultram® ER product sales, as well as higher interest income. These factors were partially offset by charges in the fourth quarter of 2006 of $15.1 million for restructuring activities; $14.4 million for litigation settlements; and $3.5 million for contract losses.

        The increase in income from continuing operations and net income in the fourth quarter of 2006, compared with the first three quarters of 2006, reflected the increasing gross margin on Wellbutrin XL® product sales due to the tiered supply price. The loss from continuing operations and net loss in the third quarter of 2006 was due mainly to the impact of charges of $147.0 million for asset impairments and $46.8 million for contract losses.

Cash flows

        The increase in net cash provided by continuing operating activities in the fourth quarter of 2006, compared with the fourth quarter of 2005, was mainly related to higher gross profit on Wellbutrin XL® and Ultram® ER product sales, as well as increased collections of accounts receivable in the fourth quarter of 2006, offset partially by the receipt of a $60 million supply prepayment from OMI for Ultram® ER in the fourth quarter of 2005.

        The increase in net cash provided by continuing operating activities in the fourth quarter of 2006, compared with the first three quarters of 2006, reflected higher gross profit recognized on Wellbutrin XL® and Ultram® ER product sales, as well as fluctuations in accounts receivable due to the amount and timing of product sales.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2006 and 2005:

	2006	2005
	($ in 000s)
Working capital (total current assets less total current liabilities)	$647,337	$411,226
Long-lived assets	1,055,369	1,269,643
Long-term obligations	411,791	436,868
Shareholders' equity	1,284,927	1,220,356

Working capital

        The $236.1 million increase in working capital from 2005 to 2006 was primarily due to:

  •
  Cash generated from continuing operations of $522.5 million; and

  •
  A decrease in accounts payable of $16.5 million related to the timing of payments and lower payables related to capital expenditures, inventory purchases and professional fees.

        Partially offset by:

  •
  Dividends declared of $160.3 million;

  •
  An increase in accrued contract losses of $54.8 million;

  •
  Additions to property, plant and equipment of $44.8 million;

  •
  An increase in accrued liabilities of $26.7 million mainly related to unpaid litigation settlements and restructuring costs; and

  •
  Repayments of long-term obligations of $25.5 million.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $214.3 million decrease in long-lived assets from 2005 to 2006 was primarily due to:

  •
  Asset impairment charge of $147.0 million related to write-down of the Vasotec®, Vaseretic® and Glumetza™ intangible assets; and

  •
  Depreciation of plant and equipment of $25.5 million and the amortization of intangible and other assets of $81.1 million.

        Partially offset by:

  •
  Additions to property, plant and equipment of $44.8 million, which included expenditures related to the expansion of our manufacturing facility in Steinbach, Manitoba (which is now substantially complete) and the addition of equipment at our manufacturing facility in Dorado, Puerto Rico.

Long-term obligations

        The $25.1 million decrease in long-term obligations, including the current portion thereof, from 2005 to 2006 was primarily due to:

  •
  Final payment of $14.0 million related to the May 2002 acquisition of Vasotec® and Vaseretic®; and

  •
  Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax® distribution agreement.

Shareholders' equity

        The $64.6 million increase in shareholders' equity from 2005 to 2006 was primarily due to:

  •
  Net income of $203.9 million (including $14.8 million of stock-based compensation recorded in additional paid-in capital); and

  •
  Proceeds of $15.6 million from the issuance of common shares, mainly on the exercise of stock options.

        Partially offset by:

  •
  Dividends declared of $160.3 million.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include salaries and benefits; inventory purchases; research and development programs; sales and marketing activities; capital expenditures; loan repayments; and dividend payments. The following table displays cash flow information for the last three years:

	Years Ended December 31
	2006	2005	2004
	($ in 000s)
Net cash provided by continuing operating activities	$522,517	$501,879	$279,566
Net cash provided by (used in) continuing investing activities	(40,447)	31,825	(42,258)
Net cash used in continuing financing activities	(92,256)	(119,095)	(334,526)
Net cash used in discontinued operation	(558)	(3,817)	(2,481)
Effect of exchange rate changes on cash and cash equivalents	(5)	173	762

Net increase (decrease) in cash and cash equivalents	$389,251	$410,965	$(98,937)

Operating activities

        Net cash provided by continuing operating activities increased $20.6 million from 2005 to 2006, primarily due to:

  •
  An increase of $148.7 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, lower sales force and marketing costs, and higher interest income. Those factors were partially offset by higher legal expenses; and

  •
  An increase of $22.5 million related to the change in accrued liabilities, due mainly to unpaid litigation settlements and restructuring costs.

        Partially offset by:

  •
  A decrease of $90.3 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI in 2005, as well as the portion of that prepayment and the deferred proceeds from the Kos transaction that were amortized in 2006;

  •
  A decrease of $35.7 million related to the change in inventories and accounts payable, due mainly to the timing of inventory purchases and payments;

  •
  A decrease of $13.7 million related to the timing of collection of accounts receivable; and

  •
  A decrease of $9.4 million related to the change in income taxes payable.

        Net cash provided by continuing operating activities increased $222.3 million from 2004 to 2005, primarily due to:

  •
  An increase of $64.3 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, and lower sales force and marketing costs;

  •
  An increase of $43.7 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI;

  •
  An increase of $43.1 million related to the change in inventories, due mainly to lower purchases related to Teveten and Teveten HCT following the Kos transaction, and a work-down of our inventories of Cardizem® CD and Zovirax® products, as well as an increase in our provision for inventory obsolescence related to Cardizem® CD;

  •
  An increase of $42.3 million related to the change in accounts payable, due mainly to the timing of payments and higher payables related to legal and consulting fees; and

  •
  An increase of $27.3 million related to the change in accrued liabilities, due mainly to lower payments related to product returns, rebates and chargebacks.

Investing activities

        Net cash used in continuing investing activities increased $72.3 million from 2005 to 2006, primarily due to:

  •
  A decrease of $94.1 million in proceeds from the disposal of intangible assets, mainly related to consideration received in connection with the Kos transaction in 2005.

        Partially offset by:

  •
  A decrease of $26.0 million in payments to acquire intangible assets, primarily related to the addition of the Glumetza™ product right in 2005.

        Net cash provided by continuing investing activities increased $74.1 million from 2004 to 2005 primarily due to:

  •
  An increase of $95.1 million in proceeds from the disposal of intangible assets, mainly related to the Kos transaction; and

  •
  A decrease of $9.3 million in payments to acquire businesses, related to our acquisition of PPII's remaining interest in BNC-Pharmapass in 2004.

        Partially offset by:

  •
  An increase of $26.0 million in payments to acquire intangible assets, primarily related to the addition of the Glumetza™ product right; and

  •
  An increase of $9.8 million in capital expenditures on property, plant and equipment in 2005, mainly related to the expansion of our Steinbach manufacturing facility.

Financing activities

        Net cash used in continuing financing activities declined $26.8 million from 2005 to 2006, primarily due to:

  •
  An increase of $12.6 million in proceeds from the issuance of common shares; and

  •
  A decrease of $14.1 million in repayments of long-term obligations, primarily related to the final payment in 2005 for Ativan® and Isordil®.

        Net cash used in continuing financing activities declined by $215.0 million from 2004 to 2005 primarily due to:

  •
  A decrease of $280.0 million related to repayments under our credit facility in 2004; and

  •
  A decrease of $26.7 million in repayments of other long-term obligations, mainly related to the final payment in 2004 for the Canadian rights to Wellbutrin® and Zyban®.

        Partially offset by:

  •
  An increase of $79.8 million related to dividends paid in 2005.

LIQUIDITY AND CAPITAL RESOURCES

        The following table displays our net financial asset position at December 31, 2006 and 2005:

	At December 31
	2006	2005
	($ in 000s)
Financial assets
Cash and cash equivalents	$834,540	$445,289
Marketable securities	5,677	7,364

Total financial assets	840,217	452,653

Debt
Notes	399,379	400,552
Other long-term obligations	12,412	36,316

Total debt	411,791	436,868

Net financial assets	$428,426	$15,785

        We believe that our existing cash resources, together with cash expected to be generated by operations and existing funds available under our credit facility, will be sufficient to support our operational, capital expenditure, debt repayment, interest requirements and dividend policy, as well as to meet our working capital needs, for at least the next 12 months, based on our current expectations. We intend to use $422.5 million of our existing cash resources to finance the early redemption of our Notes. That total comprises the principal amount of our Notes plus accrued interest to April 1, 2007, and an early redemption premium of $7.9 million to be paid to the noteholders. We anticipate total capital expenditures of approximately $55 million in 2007. Major projects include an expansion of our corporate office in Mississauga, Ontario, and the upgrade of our Dorado manufacturing facility. In the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

Credit facility

        In June 2006, we amended and renewed our $250 million credit facility with our banking syndicate. This amended facility has a three-year term with an annual extension option. At December 31, 2006, we had no outstanding borrowings under this facility. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At December 31, 2006, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit ratings

        Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are as follows:

	S&P	Moody's
Overall corporate	BB+	Ba3
Credit facility	BBB-	NR
Senior Subordinated Notes	BB-	B1
Outlook	Stable	Stable

NR
— Not rated

CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations at December 31, 2006:

	Payments Due by Period
	Total	2007	2008 and 2009	2010 and 2011	Thereafter
	($ in 000s)
Long-term obligations, including interest payments(1)	$425,859	$425,859	$—	$—	$—
Operating lease obligations	34,609	6,219	9,764	7,188	11,438
Purchase obligations(2)	129,411	68,384	33,724	24,866	2,437

Total contractual obligations	$589,879	$500,462	$43,488	$32,054	$13,875

(1)
Our Notes are included as due for payment in 2007, as a result of our election to redeem them effective April 1, 2007.

(2)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and include obligations for minimum inventory and capital expenditures, and outsourced information technology, product promotion, and clinical research services.

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. We do not anticipate that we will be required to make any material milestone payments in 2007.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at December 31, 2006, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under "Contractual Obligations".

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. Other than the aforementioned accrual for Kos's estimated lost profit claim, no material amounts were accrued at December 31, 2006 for our obligations under these provisions.

OUTSTANDING SHARE DATA

        At March 19, 2007, we had 160,466,541 issued and outstanding common shares, as well as outstanding options to purchase 7,322,104 common shares under our stock option plans.

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

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars. We do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada, Ireland and France from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our results of operations, financial position or cash flows.

        The redemption of our Notes will likely result in a foreign exchange gain for Canadian income tax purposes. The amount of this gain will depend on the exchange rate between the U.S. and Canadian dollar at the time the Notes are paid. At March 19, 2007, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $141 million. If all of our outstanding Notes had been paid at March 19, 2007, one-half of this foreign exchange gain would be included in our Canadian taxable income, which would result in a corresponding reduction in our available Canadian operating losses and tax credit carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the payment of our Notes will not result in a foreign exchange gain being recognized in our consolidated financial statements, as those statements are prepared in U.S. dollars.

Interest rate risk

        The primary objective of our policy for the investment of cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. This facility, which is currently undrawn, bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed-rate Notes is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the total fair values of our investments would have a material impact on our results of operations; however, it would not have a material impact on our financial position or cash flows.

RELATED PARTY TRANSACTIONS

        In May 2006, we named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and prior to Dr. Silverstone's joining Biovail, we had selected Global IQ as the preferred vendor for a new clinical study for a particular product. In connection with this study, Global IQ has been providing services for a long-term safety study and may provide other Phase III clinical work in the future in respect of this product. We have been invoiced a total of $2.0 million by Global IQ for this study up to and including December 31, 2006. At December 31, 2006, $220,000 of this amount remained outstanding. It is currently anticipated that the study in respect of this product will continue for a period of at least one year. While clinical research studies are within Dr. Silverstone's area of management and control, we have taken steps to ensure that he is not involved in any financial decisions in connection with any services provided or to be provided by Global IQ. Further, we have stated that Global IQ will no longer be eligible to bid to perform services for Biovail in connection with any new clinical programs for other products until Dr. Silverstone has disposed of his interest in Global IQ to an arm's-length party.

        In 2006, Eugene Melnyk, Chairman of Biovail, reimbursed Biovail $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by our Board of Directors that the investment opportunity was not, and would not in future be, of interest to Biovail.

PROPOSED TRANSACTION

        On February 21, 2007, we entered into a share transfer agreement pursuant to which we have agreed to sell all or a part of our common shares of Ethypharm. Subject to certain conditions precedent being satisfied, it is anticipated that this transaction will close in April 2007. As consideration for such transfer we will receive cash in an amount to be determined at the closing date. We have agreed, upon closing, to invest a portion of the net proceeds of the sale to acquire a minority interest in the acquiring company.

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

        Our critical accounting policies and estimates relate to the following:

  •
  Revenue recognition;

  •
  Useful lives and impairment of intangible assets;

  •
  Contingencies;

  •
  Income taxes; and

  •
  Stock-based compensation.

Revenue recognition

        We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks, as well as distribution fees paid to certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of our Wellbutrin XL®, Ultram® ER, Cardizem® LA, Tiazac® and Generic products in the U.S., we rely on estimates made by our licensees, GSK, OMI, Kos, Forest and Teva, respectively. Revenue from sales of those out-licensed products accounted for approximately 70% of our total gross product sales in 2006, compared with 55% in each of 2005 and 2004.

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

Continuity of product sales provisions

        The following table presents the activity and ending balances for our product sales provisions for the last three years.

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Distribution Fees	Total
	($ in 000s)
Balance at January 1, 2004	$2,014	$450	$43,289	$21,151	$—	$66,904
Current year provision	5,797	3,015	24,896	30,386	1,319	65,413
Prior year provision	—	—	14,062	(1,479)	—	12,583
Payments or credits	(7,022)	(2,576)	(51,826)	(39,857)	—	(101,281)

Balance at December 31, 2004	789	889	30,421	10,201	1,319	43,619

Current year provision	6,844	2,549	23,007	24,232	6,276	62,908
Prior year provision	—	—	11,715	(1,766)	—	9,949
Payments or credits	(7,266)	(2,605)	(41,938)	(24,035)	(2,710)	(78,554)

Balance at December 31, 2005	367	833	23,205	8,632	4,885	37,922

Current year provision	5,365	1,427	23,176	16,251	7,411	53,630
Prior year provision	—	—	(3,838)	442	(1,292)	(4,688)
Payments or credits	(5,423)	(1,919)	(17,422)	(18,583)	(8,654)	(52,001)

Balance at December 31, 2006	$309	$341	$25,121	$6,742	$2,350	$34,863

Use of information from external sources

        We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health, an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. We obtain inventory data directly from our three major U.S. wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), which together accounted for approximately two-thirds of our direct product sales in the U.S. in the past three years. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell. Third-party data with respect to prescription demand and inventory levels are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates, and reflect other limitations.

        The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2006 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). Our distribution agreements with Cardinal, McKesson and ABC limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. The inventory data from these wholesalers is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from these wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, these wholesalers owned overall less than one-month of supply of our products at December 31, 2006, of which only $180,000 had less than 12 months remaining shelf life. Therefore, we believe the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

		At December 31, 2006			At December 31, 2005
	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
	($ in 000s)
Zovirax®	36-48	$4,465	0.5	$88	$7,858	1.0	$59
Cardizem®	36-48	2,404	0.5	43	5,958	1.1	48
Ativan®	24	1,189	0.6	9	2,059	1.0	14
Vasotec® and Vaseretic®	24	885	0.7	39	2,182	1.1	15
Isordil®	36-60	255	1.3	1	508	1.7	2

Total	24-60	$9,198	0.6	$180	$18,565	1.0	$138

Cash discounts and allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2006 and 2005, reserves for cash discounts were $0.3 million and $0.4 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2006 and 2005, accrued allowances were $0.3 million and $0.8 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

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

        At December 31, 2006 and 2005, accrued liabilities for returns were $25.1 million and $23.2 million, respectively. In 2006, 2005 and 2004, provisions for returns related to sales made in the current year were $23.2 million, $23.0 million and $24.9 million, respectively, or 2%, 2% and 3%, respectively, of gross product sales.

        Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be an indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our estimate for returns. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

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

  •
  Recent changes to the National Drug Codes ("NDC") of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems;

  •
  Introduction of new product or generic competition; and

  •
  Increasing price competition from generic competitors.

        We made adjustments to reduce our provision for returns by $3.8 million in 2006, and to increase our provision for returns by $11.7 million and $14.1 million in 2005 and 2004, respectively. These adjustments generally related to sales made in prior years, as the shelf lives of our products are in excess of one year, and customers are not permitted to return product with more than six months of shelf life remaining.

        The adjustment in 2006 was primarily related to lower-than-anticipated returns of Tiazac® product following its genericization in Canada in January 2006. The adjustments in 2005 and 2004 were primarily related to the entry into distribution agreements with our three major wholesalers. As these wholesalers reduced their inventories of our products during the last three quarters of 2004 and first quarter of 2005, we received higher-than-anticipated returns, which reflected the intent on the part of these wholesalers to restock their inventories with product with full shelf life, and to minimize inventories of those products that have lower prescription demand. The adjustment in 2005 also included slow-moving 90-tablet bottles of Cardizem® LA, due to lower than anticipated end-customer demand for this particular packaging size.

Rebates and chargebacks

        We are subject to rebates on sales made under governmental and managed-care pricing programs. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of this provision for several periods.

        Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they paid us and the prices at which they sold the products to the indirect customers.

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

        At December 31, 2006 and 2005, accrued liabilities for rebates and chargebacks were $6.7 million and $8.6 million, respectively. In 2006, 2005 and 2004, provisions for rebates and chargebacks related to sales made in the current year were $16.3 million, $24.2 million and $30.4 million, respectively, or 2%, 3% and 3%, respectively, of gross product sales. The declining rebate and chargeback experience rate as a percentage of revenue in 2006, relative to 2005 and 2004, was due primarily to a lower overall utilization of our Zovirax® and off-patent branded pharmaceutical products by private and public benefit plans, and a change in product mix following the disposition of Cardizem® LA, Teveten and Teveten HCT to Kos in May 2005.

        Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by one-month supply, our provision for rebates and chargebacks would increase or decrease by approximately $1.1 million.

        We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale. The adjustments made to the rebates provision have not been significant in the past three years, and generally result from other-than-expected Medicaid utilization of our products.

Intangible assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging from seven to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in these factors (for example, a successful challenge of our patent rights resulting in generic competition earlier than expected) may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our results of operations.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In cases of an impairment review, we will re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate.

Contingencies

        In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. We are required to accrue for such loss contingencies if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies and consultation with internal and external legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 22 to our audited consolidated financial statements.

        We are self-insured for a portion of our product liability coverage. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported claims. Significant judgment is applied to estimate those reserves, and we engage an independent actuary to conduct an actuarial assessment of our liability. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our results of operations.

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

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of domestic and international tax rules in determining our consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision and results of operations, financial position and cash flows for the period in which such determinations are made.

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

Stock-based compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the option. The risk-free interest rate is based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model (such as the lattice model) could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations. As we develop detailed data about our employees' stock option exercise patterns, we will evaluate the use of the lattice model to determine if that model might be expected to produce a better estimate of fair value.

RECENT ACCOUNTING PRONOUNCEMENTS

        In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year uncorrected errors should be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. Accordingly, SAB 108 was applicable to our fiscal year ended December 31, 2006. The adoption of SAB 108 did not have any effect on our consolidated financial statements.

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 157 beginning January 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial statements.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we are required to adopt FIN 48 beginning January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of our deficit recorded in shareholders' equity at January 1, 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated financial statements.

MANAGEMENT'S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORT

Disclosure controls and procedures

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized, and reported in a timely manner. Based on our evaluation, our management, including the Chief Executive Officer ("CEO") and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2006 are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Biovail to disclose material information otherwise required to be set forth in our reports.

Internal control over financial reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

        Under the supervision and with the participation of management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2006.

        Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, as stated in their report to the directors and shareholders of Biovail on page F-4 of our Annual Report on Form 20-F.

Changes in internal control over financial reporting

        There were no changes in our internal controls over financial reporting identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the material differences that would have resulted in the MD&A had it been based on consolidated financial statements prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, together with a reconciliation of certain items, are explained in note 29 to our audited consolidated financial statements.

Results of operations

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
Income from continuing operations — U.S. GAAP	$207,796	$246,796	$166,209
Income from continuing operations — Canadian GAAP	145,453	99,602	57,962
Net income — U.S. GAAP	203,948	236,221	160,994
Net income — Canadian GAAP	141,605	89,027	52,747
Basic and diluted earnings per share
Income from continuing operations — U.S. GAAP	$1.30	$1.55	$1.04
Income from continuing operations — Canadian GAAP	$0.91	$0.62	$0.36
Net income — U.S. GAAP	$1.27	$1.48	$1.01
Net income — Canadian GAAP	$0.88	$0.56	$0.33

        In 2006, 2005 and 2004, income from continuing operations and net income under Canadian GAAP would have been $62.3 million, $147.2 million and $108.2 million lower, respectively, than income from continuing operations and net income reported under U.S. GAAP.

        The principal reconciling difference that affects our results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $49.3 million in 2006, and $98.1 million in each of 2005 and 2004, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. In addition, under Canadian GAAP, we recorded impairment charges of $9.5 million and $45.0 million in 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued. Under U.S. GAAP, acquired research and development assets were written off at the time of acquisition.

        In 2005 and 2004, an additional reconciling difference that affected our results of operations under Canadian GAAP related to the treatment of stock-based compensation. Under Canadian GAAP, the Company adopted the fair-value based method for recognizing stock-based compensation effective January 1, 2004, whereas, under U.S. GAAP, the Company recognized employee stock-based compensation under the intrinsic value-based method prior to January 1, 2006. As a result, under Canadian GAAP, the Company would have recognized additional stock-based compensation expense of $4.4 million and $20.4 million in 2005 and 2004, respectively.

Financial condition

	At December 31
	2006	2005
	($ in 000s)
Long-lived assets — U.S. GAAP	$1,055,369	$1,269,643
Long-lived assets — Canadian GAAP	1,168,520	1,445,161
Shareholders' equity — U.S. GAAP	1,284,927	1,220,356
Shareholders' equity — Canadian GAAP	1,392,168	1,379,549

        At December 31, 2006 and 2005, long-lived assets under Canadian GAAP would have been higher by $113.2 million and $175.5 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of those assets under Canadian GAAP amounted to $112.3 million and $175.1 million at December 31, 2006 and 2005, respectively.

        At December 31, 2006 and 2005, shareholders' equity under Canadian GAAP would have been higher by $107.2 million and $159.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling differences that affect shareholders' equity under Canadian GAAP relate to the unamortized carrying value of capitalized acquired research and development assets, partially offset by unrealized holding gains on available-for-sale investments that are reported at cost under Canadian GAAP. Under U.S. GAAP, unrealized gains on available-for-sale investments are recorded in the accumulated other comprehensive income component of shareholders' equity. At December 31, 2006 and 2005, the cost of available-for-sale investments under Canadian GAAP would have been lower by $5.8 million and $16.2 million, respectively, than the fair values of these investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

Item 6 Directors, Senior Management and Employees

A.    Directors and Senior Management

        The name, municipality of residence, their ages as of March 19, 2007, and position with the Company of each of the directors and senior management are set forth below:

Directors

Name	Age	Position
Eugene N. Melnyk(1)(4) St. Michael, Barbados, WI	47	Chairman of the Board; Director; President of BLS
Dr. Douglas J.P. Squires(1) Carversville, Pennsylvania, USA	58	Chief Executive Officer; Director
Wilfred G. Bristow(1)(2) Campbellville, Ontario, Canada	75	Director
Laurence E. Paul, MD(1)(2)(3) Los Angeles, California, USA	42	Director
Sheldon Plener(1)(4) Toronto, Ontario, Canada	55	Director
Jamie Sokalsky(1)(3) Toronto, Ontario, Canada	49	Director
Michael R. Van Every(1)(2)(3) Nobleton, Ontario, Canada	65	Director
William (Bill) Wells(1)(3)(4) Briarcliff Manor, New York, USA	46	Director

(1)
Directors hold office until the end of the next annual meeting of shareholders or until their successors are elected or appointed.

(2)
Member of the Compensation, Nominating and Corporate Governance Committee.

(3)
Member of the Audit Committee.

(4)
Member of the Risk and Compliance Committee.

        Mr. Melnyk is the Chairman of the Board of Directors and President of BLS. He has served as President of BLS since its inception. Mr. Melnyk served as Executive Chairman of the Board from November 2004 to June 2006. From December 2001 to October 2004, Mr. Melnyk was Chairman and Chief Executive Officer of Biovail. He has been the Chairman and a Director since March 1994 when Biovail's predecessors, Trimel Corporation and Biovail Corporation International ("BCI"), amalgamated. Prior to that, since 1983, he was Chairman and President of Trimel Corporation. From October 1991 to March 1994, Mr. Melnyk served as Chairman of the Board of BCI and was instrumental in acquiring, financing and organizing the businesses of that company. Mr. Melynk is a member of the Board of Governors of the National Hockey League and a board member of the Thoroughbred Owners and Breeders Association. In addition, Mr. Melnyk holds a number of philanthropic board appointments including Director of the Grayson Jockey Club Research Foundation, Director of the Ottawa Senators Foundation, Patron of the Hnatyshyn Foundation, Honorary Director of the Belmont Child Care Association, Honorary Director of Help Us Help the Children, Honorary Patron of the St. Joseph's Health Centre Foundation, Honorary Chair of the Canadian Ukrainian Care Centre's capital campaign, Founding Partner of Roger's House, and Founder and Trustee of Providence Elementary School.

        Dr. Squires is the Chief Executive Officer of Biovail and was elected to the Board in June 2005. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc., the last three as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than

22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the United States and the Pacific Rim.

        Mr. Bristow has been a Director of Biovail since the amalgamation of Biovail's predecessors, Trimel Corporation and BCI in 1994. From January 1993 to February 1994, he was a Director of BCI. Mr. Bristow was a Vice President and senior investment advisor at BMO Nesbitt Burns Inc., a Canadian investment banking firm, from December 1991 until his retirement on June 30, 2006. From September 1975 to December 1991, he served as Vice President and director of Richardson Greenshields of Canada, an investment banking firm. Mr. Bristow is Chairman of the Compensation, Nominating and Corporate Governance Committee.

        Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Partners, LLC ("Laurel Crown"), a leveraged buyout and principal investment company based in Los Angeles, CA. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York based securities and brokerage firm and then Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's effort in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul sits on the boards of Ampco Pittsburgh Corporation, Harvard Medical School and the American Red Cross. In addition, he serves as a board member for some of Laurel Crown's portfolio companies including Global Fitness, the largest franchisee of Gold's Gym, and P&P Realty, a real estate development company.

        Mr. Plener was elected to the Board of Directors in June 2002. Mr. Plener is a senior partner in the Business Law practice group at the law firm of Cassels Brock & Blackwell LLP. He has been practising with the firm since 1978. He is currently a member of the Executive Committee of the firm and Chairman of its Audit Committee. Mr. Plener has been lead counsel to many public and private clients in a broad range of industries, including the pharmaceutical sector. He is a member of the board of Novelis Inc., a public company listed on the NYSE and TSX, and a member of its Nominating and Corporate Governance Committee. Novelis is involved in aluminium rolled products and aluminium can recycling. He is also a member of the board of directors of SMC Hockey Corp., Capital Sports & Entertainment Inc. and Fusion Brands Inc. and their respective affiliates. Mr. Plener is Chairman of Biovail's Risk and Compliance Committee.

        Mr. Sokalsky was elected to the Board in June 2005. Mr. Sokalsky assumed the responsibilities of Executive Vice President and Chief Financial Officer of Barrick Gold Corporation ("Barrick"), a gold mining and exploration company, in May 2004. Previously, Mr. Sokalsky had been the Senior Vice President and Chief Financial Officer since March 1999 and Vice President and Treasurer, directing the financial operations of Barrick, since December 1993. Prior to joining Barrick, Mr. Sokalsky spent 10 years in various financial capacities at George Weston Ltd. Mr. Sokalsky has a B.Comm. (Hons.) degree and received his chartered accountant designation in 1982.

        Mr. Van Every was elected to the Board of Directors in June 2004. Mr. Van Every is a chartered accountant and was, until 2004, a partner in the professional services firm of PricewaterhouseCoopers LLP. He has practised public accounting since 1966. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies. He is also a member of the boards of Kelman Technologies Inc., Woods Canada Limited, Erewhon Brands International Limited and The Jockey Club of Canada. Mr. Van Every has completed in the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors and has received his ICD.D, the professional designation for directors in Canada. Mr. Van Every is Chairman of the Audit Committee.

        Mr. Wells was elected to the Board in June 2005. Effective April 2, 2007, Mr. Wells will be the Chief Financial Officer of Loblaw Companies Limited, Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Until April 1, 2007, Mr. Wells is Chief Financial Officer of Bunge Limited, a U.S. headquartered company in the global agribusiness, fertilizer and food product industries, and has, since January 2000, served as a director or officer of a number of other subsidiaries and joint ventures of Bunge Limited. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its Sarbanes Oxley compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation in the U.S. and Brazil. Mr. Wells is currently a member of the Standard & Poor's Corporate Issuer Advisory Board, a Trustee and a member of the audit committee of The Lakefield College School Foundation and serves on the investment committee of the Uruguay International Venture Capital Fund.

Senior Management

        Unless otherwise indicated below, all officers are officers of Biovail Corporation.

Name	Age	Position
Dr. Douglas J.P. Squires Carversville, Pennsylvania, USA	58	Chief Executive Officer
Kenneth G. Howling Toronto, Ontario, Canada	49	Senior Vice-President, Chief Financial Officer
Eugene N. Melnyk St. Michael, Barbados	47	President, Biovail Laboratories International SRL
Gilbert Godin Newton Square, Pennsylvania, USA	48	Senior Vice-President, Technical Operations/Drug Delivery
Gregory Gubitz Caledon, Ontario, Canada	49	Senior Vice-President
Wendy A. Kelley Toronto, Ontario, Canada	43	Senior Vice-President, General Counsel and Corporate Secretary
Christine C. Mayer Belle Mead, New Jersey, USA	48	Senior Vice-President, Business Development Services, Biovail Pharmaceuticals, Inc.
Dr. Peter Silverstone Calgary, Alberta, Canada	47	Senior Vice-President, Medical & Scientific Affairs
Michel Chouinard St. Michael, Barbados	50	Chief Operating Officer, Biovail Laboratories International SRL
Christopher Bovaird Toronto, Ontario, Canada	47	Vice-President, Corporate Finance
Kathleen Brown Uxbridge, Ontario, Canada	43	Vice-President, Associate General Counsel and Chief Compliance Officer
Adrian de Saldanha Mississauga, Ontario, Canada	46	Vice-President, Finance and Treasurer
Mark Durham Madison, New Jersey, USA	47	Vice-President, Human Resources
John R. Miszuk Mississauga, Ontario, Canada	54	Vice-President, Controller and Assistant Secretary
John Sebben Oakville, Ontario, Canada	53	Vice-President, Manufacturing
Scott Smith Basking Ridge, New Jersey USA	44	Vice-President, General Manager, Biovail Pharmaceuticals, Inc. Vice-President, General Manager, Biovail Pharmaceuticals Canada

        Dr. Squires is the Chief Executive Officer of Biovail Corporation. Dr. Squires is responsible for the operational and general management of the company, and has accountability for all aspects of Biovail's business, including marketing, sales, research and development, and manufacturing. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc., including his last three as President and Chief

Executive Officer of MDS Pharma Services, the company's contract research organization that provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the United States and the Pacific Rim. A native of Ontario, Dr. Squires has lived and worked in the United States since 1990. He received his BSc from the University of Toronto and his PhD in biophysics from the University of London, Institute of Cancer Research.

        Mr. Howling is Senior Vice-President and Chief Financial Officer. Mr. Howling has responsibility for finance, including consolidated financial planning and reporting, and financial operations. His responsibilities also include the development of strategies and programs to proactively position Biovail and its business to disparate groups of external stakeholders, including the investment community, media, governments, the medical community and the general public. Mr. Howling, who joined Biovail in 1997, was previously Senior Vice-President, Finance and Corporate Affairs. Before coming to Biovail, he was Vice-President and Chief Financial Officer at Pharma Patch Plc. Previously, Mr. Howling occupied senior financial management positions at Roberts Company Canada Limited, including General Manager, Corporate Secretary and Controller. His previous experience includes financial and general management positions with SmithKline Beecham, Bencard Allergy Laboratories, McGraw Edison and Price Waterhouse. Mr. Howling passed the New Jersey Certified Public Accountant exams and received his accounting degree from Upsala College, New Jersey.

        Mr. Melnyk is the Chairman of the Board of Directors and President of BLS. He has served as President of BLS since its inception. Mr. Melnyk served as Executive Chairman of the Board from November 2004 to June 2006. From December 2001 to October 2004, Mr. Melnyk was Chairman and Chief Executive Officer of Biovail. He has been the Chairman and a Director since March 1994 when Biovail's predecessors, Trimel Corporation and Biovail Corporation International ("BCI"), amalgamated. Prior to that, since 1983, he was Chairman and President of Trimel Corporation. From October 1991 to March 1994, Mr. Melnyk served as Chairman of the Board of BCI and was instrumental in acquiring, financing and organizing the businesses of that company. Mr. Melynk is a member of the Board of Governors of the National Hockey League and a board member of the Thoroughbred Owners and Breeders Association. In addition, Mr. Melnyk holds a number of philanthropic board appointments including Director of the Grayson Jockey Club Research Foundation, Director of the Ottawa Senators Foundation, Patron of the Hnatyshyn Foundation, Honorary Director of the Belmont Child Care Association, Honorary Director of Help Us Help the Children, Honorary Patron of the St. Joseph's Health Centre Foundation, Honorary Chair of the Canadian Ukrainian Care Centre's capital campaign, Founding Partner of Roger's House, and Founder and Trustee of Providence Elementary School.

        Mr. Godin is Senior Vice-President Technical Operations/Drug Delivery. Mr. Godin is responsible for Biovail's product-development capability, as well as its manufacturing and contract-development services. Mr. Godin joined Biovail in April 2006 from MDS Pharma Services, where he held a series of progressively responsible executive positions in Canada and the United States. From October 2004, he served as President of MDS Pharma, a contract research organization that provides drug-discovery and development services to pharmaceutical and biotechnology companies. Before joining MDS in 1999, Mr. Godin spent eight years with Schering Plough, where he held the technical leadership position in Canada, and a business-unit management role in France. He has also held several positions with business and operational accountabilities during his seven-year tenure at L'Oreal Canada. Mr. Godin has a Masters degree in Business Administration from Concordia University in Montreal. He also holds an engineering degree from Sherbrooke University in Quebec.

        Mr. Gubitz is Senior Vice-President of Biovail Corporation. Mr. Gubitz investigates growth opportunities and other initiatives that will enable Biovail to maximize the value of current and future investments. He also assists the Company in its strategic-planning process. Mr. Gubitz joined Biovail in March 2006 from MDS Capital Corp., a North American venture-capital company focused exclusively on life sciences, where he was Chief Operating Officer. He spent 10 years with MDS Capital in various senior roles, with accountability for all operational matters, institutional fundraising, investor relations, finance and legal affairs. Mr. Gubitz also became Chairman of MDS Capital's Investment Committee in 2004. Before joining MDS Capital in 1996, Mr. Gubitz was a partner practising corporate and securities law at Fasken, Martineau Barristers and Solicitors. He was called to the Bar in the Province of Ontario in 1984. Mr. Gubitz holds an LL.B. and a Bachelor of Arts degree from McGill University in Montreal.

        Ms. Kelley is Senior Vice-President, General Counsel and Corporate Secretary. She is responsible for Biovail's legal operations, including corporate governance, securities compliance, mergers and acquisitions, intellectual property, litigation, patent law, legal policies and legal support for the Company's Business Units. She also serves as Corporate Secretary to the Board of Directors. Prior to joining Biovail in August 2006, Ms. Kelley was Vice-President, Associate General Counsel and Principal Reputation Risk Officer for BMO Financial Group. Her responsibilities included enterprise-wide responsibility for corporate governance, legal and reputation risk management, regulatory relationship management, and management of all securities litigation and regulatory enforcement issues. Previously, she was Managing Director and Associate General Counsel for BMO Nesbitt Burns, a Canadian wealth-management firm and the North American investment and corporate banking division of BMO Financial Group, where she oversaw all litigation, securities policy development and regulatory enforcement, including management of several large international securities class actions and an analyst fraud case. Previously, she was a lawyer at Torys LLP, an international law firm. Ms. Kelley received her law degree from Queen's University in Kingston, Ontario, Canada. Ms. Kelley is called to the Bars in the provinces of Ontario and Saskatchewan.

        Ms. Mayer is Senior Vice-President, Business Development Services for Biovail Pharmaceuticals, Inc. Ms. Mayer is responsible for leading the Business Development Services Team, which provides services in respect of identifying and analyzing new opportunities for the Company. Ms. Mayer joined Biovail in May of 2005 and was promoted to her current title effective January 1, 2007. Ms. Mayer has over twenty years of broad business experience in the pharmaceutical industry across many disciplines and therapeutic areas. Before joining Biovail, she held the position of Vice President of Global Business Development at Sanofi-Aventis (formerly Aventis) where she spent five years. Prior to that, she worked for thirteen years at Johnson & Johnson in the pharmaceutical sector holding many positions in various disciplines including Business Development, Marketing, Sales and Finance. Ms. Mayer also has four years of previous experience in large public accounting firms. Ms. Mayer holds an M.B.A. from Rutgers University and a B.A. from Glassboro College.

        Dr. Silverstone is Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone is responsible for the activities associated with the Clinical Development and Regulatory Affairs organizations. More specifically, he focuses on the rapid clinical development and the effective registration of Biovail's pipeline products. Dr. Silverstone joined Biovail in May 2006 from Global IQ, a clinical research organization that he co-founded in 1999. He served as Chief Medical Officer of Global IQ, and is also a professor in the Faculty of Medicine at the University of Alberta, Canada. Dr. Silverstone has more than 150 peer-reviewed publications and presentations. He has held leadership positions in the clinical research industry for over 10 years, and has participated as an active clinical investigator in more than 40 studies. Dr. Silverstone trained in medicine at the University of London, where he graduated in 1982. In 1989, he gained a Doctoral Fellowship there, and spent three years as a Research Fellow at the University of Oxford. He joined the University of Alberta, Canada in 1992, and is a Professor in the Departments of Psychiatry and Neuroscience.

        Mr. Chouinard is Chief Operating Officer of Biovail Laboratories International SRL in Barbados, and a member of its Board of Managers. He works with the President of BLS in the management, direction and control of all aspects of BLS' business. Mr. Chouinard came to Biovail in March 2000 from BioChem Pharma where he was Vice President of Global Commercialisation for vaccines. Prior to that he spent 18 years with American Cyanamid (Lederle), Glaxo and Abbott and held senior commercial and operations positions in the U.S. and Canada. Since joining Biovail, Mr. Chouinard held the positions of Vice President and General Manager of Biovail Pharmaceuticals Canada, and Vice President, Manufacturing Planning and Strategy, before joining BLS in February 2006.

        Mr. Bovaird is Vice-President, Corporate Finance and is responsible for the management of corporate business planning and forecasting activities, the financial aspects of the corporate strategic-planning process, and the financial analysis of specific business opportunities. Additionally, Mr. Bovaird is responsible for Biovail's income tax planning and compliance. Mr. Bovaird, who previously held the position of Vice-President, Taxation at Biovail, served as a consultant to the Company in 2000 and 2001. Before coming to Biovail, he was Director, Special Projects, at Molson, Inc. Mr. Bovaird is a Chartered Accountant and holds a Bachelor of Mathematics (Hons.) degree from the University of Waterloo.

        Ms. Brown is the Vice-President, Associate General Counsel and Chief Compliance Officer and is responsible for corporate commercial, transactional and securities related legal work. Ms. Brown is the Chair of the Company's Disclosure Committee and, as Chief Compliance Officer, she is responsible for legal and regulatory compliance, Enterprise Risk Management and administrative oversight of Internal Audit. Ms. Brown came to Biovail in September 2005 from Alliance Atlantis Communications Inc. where she held the position of Senior Vice President, Business & Legal Affairs, and was responsible for managing the business and legal affairs for Alliance Atlantis' broadcast operations. Ms. Brown is called to the Bar in the Province of Ontario and is a member of the Law Society of Upper Canada and the Canadian Bar Association. She received her law degree from Dalhousie University in Halifax, Nova Scotia in 1990. She also holds a B.A. (Hons.) in Political Studies from Queen's University in Kingston, Ontario.

        Mr. de Saldanha is Vice-President, Finance and Treasurer. Mr. de Saldanha works closely with the Chief Financial Officer to support Board-related matters and other Finance initiatives. He is also responsible for all treasury functions at Biovail. Mr. de Saldanha joined Biovail in 2001 as Vice-President, Controller of Biovail Pharmaceuticals Canada, the Company's Canadian sales and marketing division. He also served as Vice-President, Manufacturing Finance before assuming his current role. Before coming to Biovail, Mr. de Saldanha spent more than seven years with Molson Inc., where he held a series of progressively senior finance positions, including Vice-President, Controller. Mr. de Saldanha, whose work experience includes positions with professional accounting and auditing firms in Canada, the United Kingdom and South Africa, is a Chartered Accountant. He received his Commerce and Accounting degrees from the University of Witwatersrand in South Africa.

        Mr. Durham joined Biovail as Vice-President, Corporate Human Resources in February 2003. Mr. Durham came to Biovail from Pharmacia Corporation where he served as Vice-President for Human Resources for Global Marketing and North American country operations from 2000-2003. Prior to that time he spent 15 years with Pharmacia & Upjohn and held senior Human Resource positions in the U.S., Asia and Canada. In addition to Human Resources, Mr. Durham has held positions in Manufacturing and Sales Operations. Mr. Durham is a graduate of Carleton University in Ottawa where he received his B.A. Hons. in Political Science and Economics.

        Mr. Miszuk has been Vice-President, Controller and Assistant Secretary since June 2000. Mr. Miszuk joined the Company in July 1990 as Controller of an affiliate company and was appointed Corporate Controller in March 1994. In November 1997 he was appointed Vice President, Controller. Prior to joining Biovail, Mr. Miszuk occupied senior financial management positions for Becton Dickinson Canada Inc. including Manager of Planning and Analysis and Manager of Financial Accounting. His previous experience includes financial positions with Intercraft Industries Canada and Fruehauf Canada Inc.

        Mr. Sebben is Vice-President, Manufacturing. Mr. Sebben is responsible for all aspects of the production and manufacture of Biovail medicines. Mr. Sebben, who came to Biovail in July 2004, was previously Vice-President, Operations, at TorPharm, a Toronto-based division of Apotex Inc. Before that, Mr. Sebben spent more than 13 years at GlaxoSmithKline in Mississauga, where he held a series of progressively responsible senior positions, including Director, Operations and Director, Supply Chain. His experience also includes senior materials-management and business-planning positions with Sandoz Canada and Travenol Canada. Mr. Sebben holds a Master of Business Administration degree from York University in Toronto, and a Bachelor of Science degree from the University of Toronto.

        Mr. Smith is Vice-President and General Manager, Biovail Pharmaceuticals, Inc. Mr. Smith is responsible for Sales and Marketing operations for the U.S. Division. Commencing in 2007, Mr. Smith also became Vice President, General Manager, Biovail Pharmaceuticals Canada in which capacity he will be responsible for Sales and Marketing activities in Canada. Beginning his pharmaceutical career in 1987, Mr. Smith held increasingly responsible positions, including Vice President, Sales & Marketing Canada and Vice President, U.S. Sales, Mid-West Region for Upjohn, Pharmacia & Upjohn and Pharmacia. During this time, Mr. Smith gained global experience by accepting a series of sales and marketing leadership roles in countries including: Hong Kong, China, Malaysia, Singapore, Vietnam, Canada, and several in Europe. Mr. Smith holds a Masters of International Business degree from the American Graduate School of International Management and received two Bachelors degrees in Chemistry/Biology and Pharmacology/Toxicology from the University of Western Ontario.

B.    Compensation

Compensation of Directors

        There are currently eight directors on the Biovail Board. As members of management, neither Mr. Melnyk nor Dr. Squires receives any of the directors' fees described below.

        In 2006, Biovail's directors, other than directors who are also members of management, were compensated through a combination of an annual Board retainer, committee chair retainers, committee member retainers and meeting fees:

  •
  annual Board retainer: $30,000;

  •
  Committee Chair annual retainers: Audit Committee $20,000; Compensation, Nominating and Corporate Governance Committee $5,000; and Risk and Compliance Committee $5,000;

  •
  Audit Committee member annual retainer: $10,000; other standing Committee member retainers: $5,000; and

  •
  meeting fees: $1,500 for each Board or Committee meeting; $750 for each Committee meeting held on the same day as a Board meeting.

        Biovail also pays travel fees in connection with meetings and reimburses the directors for out-of-pocket expenses incurred in attending meetings.

        In addition, the alignment of directors' interests with those of Biovail's shareholders is supported through the award of DSUs as described in detail below. Directors receive an annual award of DSUs equal in value on the date of the award to the amount that the Board has determined to be the "Annual DSU Allocation", currently $100,000. The Company does not maintain a retirement policy for directors.

Deferred Share Unit Plans for Directors

        On May 4, 2005, the Board adopted DSU Plans for its directors who are not members of management, which entitles such directors to receive annual grants of DSUs. A DSU is an amount owed by Biovail to the director having the same value as one Common Share of Biovail. The DSU Plans are intended to enhance Biovail's ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment between the long-term economic interests of directors and shareholders. Some of the key features of the DSU Plans are described below:

  •
  Directors are paid a significant portion of their annual compensation, and may elect to receive up to 100% of their annual retainer fees (and all or part of their annual committee retainers, as applicable), in the form of DSUs;

  •
  Under the DSU Plans, directors are credited with DSUs immediately following their election, re-election or appointment as members of the Board. The number of DSUs credited to a director is calculated by dividing the Annual DSU Allocation, currently US$100,000, by the volume weighted average trading price of the Common Shares on the TSX or the NYSE or other exchange upon which the majority of the trading volume and value occurs for the five trading days immediately preceding the date of grant;

  •
  When cash dividends are paid on Biovail's Common Shares, each director's DSU account is credited with an additional number of DSUs, calculated by dividing the aggregate cash dividend to which a director would have been entitled if each DSU held were a Common Share by the closing price of the Common Shares on the TSX or the NYSE or other exchange upon which the majority of the trading volume and value occurs on the dividend payment date; and

  •
  DSUs are settled immediately upon a member ceasing to be a director of the Corporation, subject to applicable income tax and other withholdings as required by law. DSUs are settled with the member (or if the member has died, to his or her estate, as they case may be) in the form of one lump sum cash payment, less any amounts to be withheld by applicable law.

Summary of Directors' Compensation

        The following table summarizes the total compensation paid to directors, other than Dr. Squires and Mr. Melnyk(1), for the fiscal year ending December 31, 2006:

Name	Fees Earned or Paid in Cash ($)	Non-Equity Incentive Plan Compensation (DSUs) (#)(2)/($)	All Other Compensation ($)	Total ($)
Wilfred G. Bristow	29,250	5,831/$135,000	—	164,250
Dr. Laurence E. Paul	80,500	4,319/$100,000	—	180,500
Sheldon Plener	57,500	4,319/$100,000	—	157,500
Michael R. Van Every	96,500	4,319/$100,000	—	196,500
Jamie C. Sokalsky	66,250	4,319/$100,000	—	166,250
William M. Wells	40,750	6,263/$145,000	—	185,750

Total	370,750	29,370/$680,000	—	1,050,750

(1)
Dr. Squires and Mr. Melnyk are members of Biovail's management and do not receive directors' fees for their membership on the Board.

(2)
Based on the volume weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the date of grant.

Compensation of Officers

General Compensation Philosophy

        In discharging its responsibilities, the Committee seeks to ensure that overall compensation for executive officers is competitive in today's market. However, the Committee also recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain Biovail's position as a leader within its segment of the pharmaceutical industry. This is particularly true for the most senior officers of Biovail, who have a significant influence on corporate performance.

        The Committee believes that compensation paid to executive officers should be closely aligned with the Company's performance on both a short-term and long-term basis. As such, the Committee has established three specific goals for Biovail's executive compensation policy:

  •
  to attract, motivate and retain key personnel;

  •
  to link executive compensation to overall corporate performance; and

  •
  to motivate officers to act in the best interests of shareholders.

Chief Executive Officer

        The compensation package of the Chief Executive Officer is approved by the Compensation, Nominating & Corporate Governance Committee and approved by the independent members of the Board of Directors. The Chief Executive Officer's compensation package consists of base salary, short-term incentive (cash bonuses) and long-term incentive (stock options) as described below. As described more fully below, Biovail targets that the Chief Executive Officer's compensation package be in approximately the 50th percentile of each of these components, as well as for total compensation, with reference to the comparator group of companies, as described below. In the year following the appointment of Dr. Squires as Chief Executive Officer, the Compensation, Nominating and Corporate Governance Committee approved the Company's Corporate Governance Guidelines. The Compensation, Nominating and Corporate Governance Committee believes it is important that the Chief Executive Officer's interests are aligned with the interests of the Company and its shareholders and promotes the ownership of shares by the Chief Executive Officer. Dr. Squires has acquired 20,000 Common Shares to date. As at March 19, 2007, such Common Shares were worth $431,800 (based on the closing price of the Common Shares on the NYSE of $21.59).

        The Committee recognizes the significance of the key strategic initiatives set forth for Dr. Squires to the long-term as well as the short-term direction of Biovail. The Committee believes that Dr. Squires, with his commitment to being a leader in integrity, transparency and corporate governance, has the potential to lead Biovail to solid financial results in an extremely challenging economic environment. As part of his employment agreement, Dr. Squires was awarded 150,000 sign-on options ensuring that his compensation package is aligned with the interests of shareholders and investors. These options vest in four equal annual instalments of 37,500 options on the anniversary date of the commencement of his employment October 7, 2004.

        Dr. Squires' total annual compensation is targeted to be allocated as follows: 37% as base salary, 28% as a short-term incentive, and 35% as a long-term incentive. Seventy-five percent of Dr. Squires' annual short-term and long-term incentive is based on the achievement of corporate and business objectives which include not only financial but also operational performance goals. The 2006 corporate objectives included revenues of $800 million, gross margin of 75% and net income of $274 million. Twenty-five percent of Dr. Squires' annual short-term and long-term incentive is based on achievement of personal objectives. During 2006, all of Dr. Squires' corporate and personal objectives were met. In recognition of his contributions in 2006, Dr. Squires was awarded a cash bonus of $540,265. During fiscal 2006, Dr. Squires was also granted 150,000 options. The options, which become exercisable in increments of 25% immediately and 25% in 2007 through 2009, will expire five years from the grant date. The Committee believes that options, when used judiciously, can be an extremely effective incentive for superior performance leading to long-term shareholder value.

        The following is a summary of Dr. Squires' annual compensation for the fiscal year ended December 31, 2006:

Compensation	Value ($)
Base Salary	720,354
Bonus	540,265
Other Annual Compensation	—
Grant of Securities(1)	1,429,500
Other Compensation(2)	13,200

Total Compensation	2,703,319

(1)
This figure represents the Black-Scholes value of 150,000 options granted under the 2004 Stock Option Plan at an option price of $24.50. These options vest 25% immediately and 25% on each of the first three anniversaries of the date of grant (March 30, 2006). Options granted in 2006 are based on performance in 2005.

(2)
Detailed information on this amount is presented in the compensation table under "Compensation of Named Executive Officers" below.

President of BLS

        The compensation package of Mr. Melnyk, the President of BLS, is reviewed by the Compensation, Nominating & Corporate Governance Committee and by the members of the Board of Directors of Biovail Corporation and is approved by the Board of Managers of BLS. Under the terms of his employment agreement, Mr. Melnyk is entitled to annual cash compensation of $750,000 together with an annual BLS-issued DSU grant with a value at the time of grant of $200,000. In addition, Mr. Melnyk was entitled to awards of BLS-issued deferred share units as follows: for the period of February 2005 through January 2006, BLS deferred share units with a value at time of grant of $1,250,000; and from February 2006 through January 2007, BLS-issued deferred share units with a value at the time of grant of $500,000. To date, the only DSUs that BLS has issued Mr. Melnyk were DSUs with a value at time of grant of $1,250,000 in 2005. In 2007, BLS intends to grant Mr. Melnyk additional DSUs in recognition of awards to which he was entitled in 2005 and 2006, but which were not made. Mr. Melnyk does not receive options or bonus payments.

        Mr. Melnyk does not receive any compensation in his position as a director or as Chairman of Biovail Corporation.

        The following is a summary of the annual compensation paid to Mr. Melnyk in his capacity as President of BLS for the fiscal year ended December 31, 2006:

Compensation	Value ($)
Cash Compensation	737,529
Bonus	N/A
Other Annual Compensation	—
Grant of Securities	—
Other Compensation	—

Total Compensation	737,529

Comparator Groups

        With the assistance of Mercer Consulting, as described above, the Committee has updated the group of companies which it uses as its "comparator group". The Committee seeks to ensure that the compensation of Biovail's CEO and management team is comparable to that of similar sized organizations.

        In selecting the comparator group, particular focus is given to executive compensation practices within the highly competitive pharmaceutical industry generally as well as within corporations of comparable market capitalization, both in Canada and the United States. Based on this analysis, the Committee has established a comparator group of similar sized U.S. pharmaceutical companies consisting of Forest Laboratories, Inc., Allergan, Inc., King Pharmaceuticals, Inc., Watson Pharmaceuticals, Inc., Perrigo Company, Barr Pharmaceuticals Inc., Mylan Laboratories Inc., Cephalon Inc., Invitrogen Corp., Charles River Laboratories International, Inc., Valeant Pharmaceuticals International, Sepracor Inc., Endo Pharmaceuticals Corp., Alpharma Inc., and Medicis Pharmaceutical Corp. Because Biovail attracts talent not only from similar sized pharmaceutical companies but also from large pharmaceutical companies in the U.S., the Committee also reviewed compensation practices of a small group of large U.S. pharmaceutical companies which includes Johnson & Johnson, Pfizer Inc., Abbott Laboratories, Merck & Co., Inc., Eli Lilly and Company, Wyeth, Bristol Myers Squibb Company and Schering Plough Corporation to supplement this comparator group in addition to some Canadian companies of similar size to Biovail.

        The compensation package for executive officers has three principal components:

  •
  competitive base salary;

  •
  short-term incentive in the form of cash bonuses; and

  •
  long-term incentive in the form of stock options.

        In combination, these components are designed to recognize those activities of executive officers that advance the short and long-term business objectives of the Company.

        The overall compensation of the Named Executive Officers (as defined below under "Compensation of Named Executive Officers") is set out under "Compensation of Named Executive Officers" below.

        The chart below sets out the relative weighting of each component of the total compensation target for the Named Executive Officers, other than the Chief Executive Officer and the President of BLS, whose compensation packages are described above.

	Percentage of Target Total Direct Compensation
Title	Base Salary	Short-Term Incentive	Long-Term Incentive
Senior Vice-President Named Executive Officers	38%	19%	43%

        The Compensation, Nominating and Corporate Governance Committee targets that each officer's compensation package be in approximately the 50th percentile of each principal component (base salary, short-term incentive and long-term incentive) as well as for benefits and total compensation, with reference to similar positions at the comparator group of companies. This benchmarking process allows Biovail to better respond to changing business conditions, manage salaries, and minimize the automatic ratcheting up of salaries due to narrow competitive targets.

Base Salary

        Base salary levels are determined by evaluating (i) individual factors, such as the role, level of responsibility and contribution of each executive; (ii) market factors, through the benchmarking process described above; and (iii) the Company's financial performance.

        Each year, the Committee reviews the individual salaries of the executive officers, including these Named Executive Officers, with a view to these factors and recommends adjustments designed to ensure that base salaries are kept competitive for purposes of retaining and motivating these key individuals who are integral to enhancing shareholder value.

Management Incentive Compensation Program

        In recognition of the importance of business and shareholder returns over the longer term, a significant portion of executive compensation is structured as pay for performance or "at-risk" compensation. Biovail believes incentive pay rewards employees for their contribution to the Company's overall performance. All Biovail executives participate in the Management Incentive Compensation Program (the "MICP"). The MICP has two elements:

  •
  cash bonuses (see "Short-Term Incentive" below); and

  •
  stock options (see "Long-Term Incentive" below).

Short-Term Incentive

        The Chief Executive Officer may receive up to 75% of his base salary in the form of a cash bonus. The President of BLS is not entitled to a cash bonus. The other Named Executive Officers may receive up to 50% of their base salary in the form of a cash bonus. Because we place a major emphasis on the achievement of financial goals and operating results of the Company each year, it is expected that cash bonus payments may vary significantly year over year. The objective of the Company's short term cash bonus incentive is to give executives a strong incentive to maintain focus on continuous improvement of results and meeting corporate objectives. In addition, this element of the compensation program provides emphasis on short-term milestones against which we measure progress toward strategic goals. These milestones include annually set financial, commercial and research and development and other objectives targeted to the executive's area of responsibility. In addition, milestones in respect of the Company's key strategic initiatives applicable to an executive's area of responsibility are also included to ensure that the executive's short-term incentives are aligned with the Company's longer term goals.

Long-Term Incentive

        Long-term incentives for executives are designed to align the immediate and long-term actions of the executives with the long-term interests of shareholders. The Company's long-term incentive program, in the form of awards made under its stock option plan, is intended to further management's commitment to growing the Company and enhancing shareholder value through consistent improvement in net earnings and return on shareholders' equity. Guidelines, stated as a percentage of base salary, and targeting approximately the 50th percentile relative to benchmarked comparable companies, are set for individual executive positions.

        For a description of the material terms of the Company's stock option plans, see "Stock Option Plans" below.

Performance Criteria for Incentive Awards

        Annually, the Board approves Biovail's strategic plans for the year. Strategic planning forms the basis of the corporate and divisional benchmarks used to determine awards of short-term and long-term incentives to executives, other than the Chief Executive Officer and the President of BLS, under Biovail's MICP.

        The awards of short-term and long-term incentives to such executives are based:

  •
  25% on achievement of certain predetermined corporate goals which may include strategic, operational and financial goals during the fiscal year;

  •
  50% on achievement of divisional objectives; and

  •
  25% on achievement of personal objectives.

        For the Chief Executive Officer, the MICP uses two benchmarks for the award of short-term and long-term incentives: 75% is based on achievement of corporate goals and the remaining 25% is based on the achievement of personal objectives.

        During the 2006 financial year, there was no waiver or adjustment of the relevant performance criteria in respect of compensation awards granted to executives.

        The short-term and long-term bonus payments awarded to the Named Executive Officers in 2006 reflect the Committee's evaluation of the above measures. The achievement of corporate goals was measured through the realization of targeted diluted earnings per Common Share ("earnings per share"). By using this earnings per share target as the basis for determining the amount of the corporate goal component of each executive officer's performance based bonus, Biovail is giving recognition to the fact that management of the Company is shared by the Chief Executive Officer and the other Named Executive Officers as a team and therefore, the performance of Biovail, as measured by the achievement of earnings per share, reflects the joint efforts of the group. The Compensation, Nominating and Corporate Governance Committee believes that management has a more direct impact on earnings, by being able to increase productivity and control expenses, than it does on shareholder return, which is subject to changes in market conditions that are beyond management's control. In 2006, Biovail exceeded its target earnings per share of $2.40, excluding specific items including non-cash asset write-downs, contract loss contingency and restructuring.

        The Compensation, Nominating and Corporate Governance Committee also evaluates each executive officer's divisional objectives and personal objectives. For those executive officers who have specific responsibility for a particular business group, divisional achievement percentages are based on that business group's achievement of its goals over the performance period. For those executive officers who have responsibility for a variety of business groups, the divisional percentage is based on a combination of the achievements of the associated groups. As described above, Biovail sets divisional and personal objectives annually and they may vary from year to year.

        As a result of the Compensation, Nominating and Corporate Governance Committee's evaluation, for the year ended December 31, 2006, nine executives received short-term and long-term incentive bonus awards less than target. All other executives achieved their full target bonuses.

Compensation of Named Executive Officers

        The following table sets forth the compensation of Biovail's Chief Executive Officer, Chief Financial Officer, the three most highly compensated executive officers of Biovail and its subsidiaries other than the Chief Executive Officer and Chief Financial Officer, and a former executive officer (the "Named Executive Officers") for the three most recently completed fiscal years of the Company.

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position(1)	Year	Salary (US$)(2)		Bonus (US$)	Other Annual Compensation		Securities Under Options (#)		DSUs (US$)		All Other Compensation (US$)
Dr. Douglas J.P. Squires Chief Executive Officer	2006 2005 2004	720,354 700,000 96,923	(3)	540,265 525,000 72,692	— 98,634 —	(4)	150,000 50,000 150,000	(5) (6) (7)	— — —		13,200 18,000 —	(8) (8)
Kenneth G. Howling(2) Senior Vice President, Chief Financial Officer	2006 2005 2004	299,512 251,909 260,351	(9)	148,089 125,954 113,166	— — —		50,000 60,000 14,850	(5) (6)	— — —		15,468 7,006 5,051	(8) (8) (8)
Eugene N. Melnyk President BLS	2006 2005 2004	737,529 750,607 714,765	(10)	— — —	— — —		— 300,000 100	(6)	— 1,250,000 —	(11)	— — —
Wendy A. Kelley(2) Senior Vice President, General Counsel and Corporate Secretary	2006 2005 2004	506,271 — —	(12)	32,710 — —	— — —		— — —		— — —		10,125 — —	(8)
Gilbert Godin Senior Vice President, Technical Operations/ Drug Delivery	2006 2005 2004	271,231 — —	(13)	135,615 — —	— — —		100,000 — —	(14)	— — —		— — —
Charles A. Rowland, Jr. Former Senior Vice President and Chief Financial Officer	2006 2005 2004	405,348 408,077 153,846	(15) (16)	— 173,433 73,077	— — —		85,000 47,500 50,000	(5) (6) (17)	— — —		37,445 14,000 7,569	(8)(18) (8) (8)

(1)
Mr. Brian Crombie was the Company's CFO until May 2004 when he became Senior Vice President. Since that time, Mr. Crombie has held the title of Senior Vice President, Strategic Development. Over the course of the past year, Mr. Crombie remained at Biovail under the terms of his existing contract but was not in charge of a principal business unit, division or function and did not play a policy-making function in respect of the Company. In previous years Mr. Crombie was a Named Executive Officer. The following is the disclosure that would have appeared this year if Mr. Crombie's role with the Company had made him a Named Executive Officer: Salary (US$) — 2006: 416,507; 2005: 432,137; 2004: 435,799; Bonus (US$) — 2006: nil; 2005: 183,659; 2004: 217,899; OtherAnnual Compensation: nil; Securities Under Options (#) — : 2006: 92,500; 2005: 100,500; 2004: 37,600; DSUs (US$): nil; All Other Compensation (US$): 2006: 16,660; 2005: 17,313; 2004: 17,301. Historical exchange rates as described in footnote (2) below apply to the aforementioned figures.

(2)
Historical exchange rates as at December 31 C$ to US$: 2006 — 0.8817; 2005 — 0.8236; 2004 — 0.7684.

(3)
Dr. Squires was appointed Chief Executive Officer November 15, 2004 following a transition period of employment that commenced October 7, 2004. For fiscal 2004 following a transition period of employment that commenced October 7, 2004. Dr. Squires salary reflects the amount paid for the period from October 7, 2004 to December 31, 2004. His annualized salary for 2004 was US$700,000.

(4)
Relocation expenses.

(5)
Options granted in 2006 are based on performance in 2005.

(6)
Options granted in 2005 are based on performance in 2004.

(7)
Dr. Squires was awarded 150,000 sign-on options.

(8)
Represents Biovail contribution to 401K (US) and Deferred Profit Sharing Plan (Canada).

(9)
Mr. Howling was appointed Senior Vice President, Chief Financial Officer on December 6, 2006. For fiscal 2006, Mr. Howling's salary reflects $209,559 paid to him for the period between January 1, 2006 and September 30, 2006 in his previous position of Vice President Finance and Corporate Communications, $62,568 paid to him for the period between October 1, 2006 and December 5, 2006 in his previous position of Senior Vice President, Finance & Corporate Affairs and $27,385 paid to him for the period between December 6, 2006 and December 31, 2006 in his current position as Senior Vice President and Chief Financial Officer.

(10)
Mr. Melnyk ceased being Chief Executive Officer effective November 14, 2004.

(11)
DSUs issued to Mr. Melnyk in 2005 were issued by BLS, their price is reflected as at August 3, 2005 (the date of grant) and they consist of 71.633 DSUs. Pursuant to Mr. Melnyk's employment contract, he was entitled to have received an aggregate of $1,450,000 in BLS-issued DSUs, but due to a clerical error only $1,250,000 in DSUs were issued by BLS. In 2007, BLS intends to issue DSUs with a value at time of grant of $200,000, in recognition of this error. These DSUs may be settled in cash with Mr. Melnyk or his estate following the event, including death, causing him to no longer be an employee, officer or director of BLS. When cash dividends are paid on Biovail common shares, Mr. Melnyk will be credited an additional number of DSUs, calculated by dividing the aggregate cash dividend to which he would have been entitled if each DSU were a Common Share by the closing price of the Common Shares on the TSX, NYSE or other exchange upon which the majority of the trading volume and value occurs on the dividend payment date. As of March 19, 2007, Mr. Melnyk holds 76,768 DSUs, valued at $1,657,421, calculated in reference to the market value of Biovail shares as at March 19, 2007.

(12)
Ms. Kelley was appointed Senior Vice President, General Counsel and Corporate Secretary on August 14, 2006. For fiscal 2006, Ms. Kelley's salary reflects compensation for the period between August 14, 2006 and October 31, 2006 of US$440,850. Effective November 1, 2006, Ms. Kelley's annualized salary became US$400,000. Ms. Kelley received salary of US$65,421 for the period between November 1, 2006 and December 31, 2006.

(13)
Mr. Godin was appointed Senior Vice President, Technical Operations/Drug Delivery on May 2, 2006. For fiscal 2006, Mr. Godin's salary reflects compensation for the period between May 2, 2006 and December 31, 2006.

(14)
Mr. Godin was awarded 100,000 sign-on options.

(15)
Mr. Rowland resigned from the Company on December 6, 2006. For fiscal 2006, Mr. Rowland's salary reflects compensation for the period between January 1, 2006 and December 6, 2006.

(16)
Mr. Rowland served as Senior Vice President and Chief Financial Officer only for a portion of 2004. For fiscal 2004, his salary reflects compensation for the period between August 4, 2004 and December 31, 2004. His annualized salary for 2004 was US$400,000.

(17)
Mr. Rowland was awarded 50,000 sign-on options.

(18)
Mr. Rowland received a payment of unused vacation of $24,245.

Stock Option Grants For The Year Ended December 31, 2006

        The following table sets out options to purchase Common Shares granted by the Company to the Named Executive Officers in the year ended December 31, 2006. For more information on the Stock Option Plans, please see "Stock Option Plans" below.

Name(1)	Common Shares Under Options Granted	Percentage of Total Options Granted to Employees in 2006 (%)	Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Dr. Douglas J.P. Squires Chief Executive Officer(2)(3)	150,000	7.48	$24.50	$24.32	March 30, 2011
Kenneth G. Howling Senior Vice President, Chief Financial Officer(2)(3)	50,000	2.49	$24.50	$24.32	March 30, 2011
Eugene N. Melnyk President BLS	N/A	N/A	N/A	N/A	N/A
Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary	N/A	N/A	N/A	N/A	N/A
Gilbert Godin Senior Vice President, Technical Operations Drug Delivery(2)(4)	100,000	4.98	$25.78	$25.07	May 23, 2011
Charles A. Rowland, Jr. Former Senior Vice President and Chief Financial Officer(3)(5)	85,000	4.24	$24.50	$24.32	February 3, 2007	(5)

(1)
Mr. Brian Crombie was the Company's CFO until May 2004 when he became Senior Vice President. Since that time, Mr. Crombie has held the title of Senior Vice President, Strategic Development. Over the course of the past year, Mr. Crombie remained at Biovail under the terms of his existing contract but was not in charge of a principal business unit, division or function and did not play a policy-making function in respect of the Company. In previous years Mr. Crombie was a Named Executive Officer. The following is the disclosure that would have appeared this year if Mr. Crombie's role with the Company had made him a Named Executive Officer: Common Shares Under Options Granted: 92,600; Percentage of Total Options Granted to Employees in 2006 (%): 4.61; Exercise or Base Price (US$/Security): 24.50; Market Value of Securities Underlying Options on the Date of Grant (US$/Security): 24.32; Expiration Date: March 30, 2011.

(2)
All options were granted under the Company's 2004 Stock Option Plan. All options are for the purchase of Common Shares of the Company and are for a term of five years.

(3)
The options became exercisable as to 25% upon grant and thereafter an additional 25% of the grant becomes exercisable on March 1 of 2007, 2008 and 2009.

(4)
The options become exercisable as to 25% on May 10, 2007, 2008, 2009 and 2010.

(5)
Pursuant to the option plan, all vested options expire 60 days (February 3, 2007) following Mr. Rowland's resignation from the Company.

Aggregated Options Exercised During Year Ended December 31, 2006 And Option Values As At December 31, 2006

        The following table sets out certain information with respect to options to purchase Common Shares that were exercised by Named Executive Officers during the year ended December 31, 2006 and Common Shares under option to the Named Executive Officers as at December 31, 2006 pursuant to the Company's securities based compensation plans.

					Value of Unexercised in-the-Money Options at December 31, 2006(2)
			Unexercised Options at December 31, 2006
	Securities Acquired on Exercise	Aggregate Value Realized (US$)			Exercisable (US$)		Unexercised (US$)
Name(1)			Exercisable	Unexercised
Dr. Douglas J.P. Squires Chief Executive Officer	—	—	137,500	212,500	$284,750		$284,750
Kenneth G. Howling Senior Vice President, Chief Financial Officer	—	—	137,863	72,187	$152,087	(3)	$133,814	(4)
Eugene N. Melnyk Chairman of the Board President BLS	—	—	1,940,300	187,500	$895,366		$714,375
Wendy A. Kelley Senior Vice President, General Counsel, and Corporate Secretary	—	—	—	—	—		—
Gilbert Godin Senior Vice President, Technical Operations Drug Delivery	—	—	—	100,000	—		—
Charles A. Rowland, Jr. Former Senior Vice President and Chief Financial Officer	48,750	$200,000	21,250	—	—		—

(1)
Mr. Brian Crombie was the Company's CFO until May 2004 when he became Senior Vice President. Since that time, Mr. Crombie has held the title of Senior Vice President, Strategic Development. Over the course of the past year, Mr. Crombie remained at Biovail under the terms of his existing contract but was not in charge of a principal business unit, division or function and did not play a policy-making function in respect of the Company. In previous years Mr. Crombie was a Named Executive Officer. The following is the disclosure that would have appeared this year if Mr. Crombie's role with the Company had made him a Named Executive Officer: Securities Acquired on Exercise: 116,225; Aggregate Value Realized (US$): $372,901; Unexercised Options at December 31, 2006 (Exercisable): 358,325; Unexercised Options at December 31, 2006 (Unexercised): 141,250; Value of Unexercised in the Money Options at December 31, 2006 (Exercisable, US$): nil; Value of Unexercised in the Money Options at December 31, 2006 (Unexercised, US$): 260,719.

(2)
The value of unexercised in-the-money options is calculated using the closing price of the Common Shares of the Company, on the NYSE on December 29, 2006 (US$21.16), less the exercise price of such options.

(3)
3,000 of Mr. Howling's exercisable options were priced in Canadian funds and have been converted to U.S. dollars for purposes of this table at an exchange rate of 0.8581, based on the noon rate quoted by the Bank of Canada on December 29, 2006.

(4)
1,000 of Mr. Howling's unexercisable options were priced in Canadian funds and have been converted to U.S. dollars for purposes of this table at an exchange rate of 0.8581, based on the noon rate quoted by the Bank of Canada on December 29, 2006.

Equity Compensation Plan Information

        The following table sets forth the securities authorized for issuance as at December 31, 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b)) (US$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Equity Compensation Plans Approved by Security Holders	7,719,542	26.15	8,062,866	(1)
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total	7,719,542	26.15	8,062,866

(1)
Of this number, 2,282,366 Common Shares are reserved for future issuance under the Employee Stock Purchase Plan (described below).

Stock Option Plans

        In 1993, the Company adopted its 1993 Stock Option Plan, as amended (the "1993 Option Plan"), which was subsequently approved by shareholders on March 28, 1994. On June 25, 2004, the shareholders of the Company approved its 2004 Stock Option Plan (the "2004 Option Plan") and on June 27, 2006, the shareholders of the Company approved its 2006 Stock Option Plan (the "2006 Option Plan").

        As at March 19, 2007, there were 4,152,504 Common Shares (2.6% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 1993 Option Plan. The Company ceased granting options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised.

        As at March 19, 2007, there were 2,950,100 Common Shares (1.8% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 2004 Option Plan. The Company ceased granting options under the 2004 Option Plan following the adoption of the 2006 Option Plan in June 2006 and it is intended that this plan will cease to exist once all of the options granted under the 2004 Option Plan have expired or have been exercised.

        At the June 27, 2006 Annual General and Special Meeting, a majority of shareholders who were not insiders of the Company approved amendments to the terms of options outstanding under the 1993 Option Plan and the 2004 Option Plan to align such terms with the 2006 Option Plan.

        As at March 19, 2007, a total of 6,000,000 Common Shares (3.7% of the issued and outstanding Common Shares) remained reserved for issuance under the 2006 Option Plan, representing 219,500 Common Shares (0.1% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under such plan and 5,780,500 Common Shares (3.6% of the currently outstanding Common Shares) available for issuance in respect of any future option grants under such plan.

Restricted Share Unit Awards

        The Company is proposing to introduce restricted share unit ("Unit") awards as a further component of its equity-based compensation awards. Provided that shareholder approval is obtained, the ability to grant Units will be added to Biovail's current 2006 Option Plan, and the combined plan will be renamed the "2007 Equity Compensation Plan". In the event shareholder approval is not obtained, the 2006 Option Plan will continue to operate as it presently does, as a stand alone plan.

        The terms and conditions governing the grant of Units will largely be similar to those that govern the grant of stock options under the 2006 Option Plan. The terms and conditions governing the stock options granted under the 2006 Option Plan, as well as the 1993 Option Plan and the 2004 Option Plan, will not change as a result of the introduction of the Unit awards. For further details, see "Business of the Meeting — Amendment to the 2006 Option Plan to provide for Restricted Share Unit Awards" in the Company's management proxy circular for the fiscal year ended December 31, 2006.

2006 Option Plan

        Under the 2006 Option Plan, options may be granted to such eligible employees, officers and consultants of the Company, its subsidiaries and affiliates as the Board may determine. Directors are not eligible to receive options under the 2006 Option Plan, however, officers who are also directors are entitled to receive options in their capacity as officers of the Company or its subsidiaries or affiliates. A maximum of 6,000,000 Common Shares may be issued pursuant to the exercise of options under the terms of the 2006 Option Plan.

        Under the terms of the 2006 Option Plan:

  (a)
  the number of Common Shares reserved for insiders, at any time, under the 2006 Option Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company;

  (b)
  the number of Common Shares issued to insiders, within any one year period, under the 2006 Option Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company;

  (c)
  the number of Options granted pursuant to the 2006 Option Plan to any one participant during any calendar year must not exceed 20% of the total number of options granted pursuant to the 2006 Plan during such calendar year;

  (d)
  the number of Common Shares to be issued under the 2006 Option Plan to any one participant during each calendar year during the term of the 2006 Option Plan shall not exceed the lesser of (i) 5% of the issued and outstanding Common Shares or (ii) 7,987,450 Common Shares of the Company; and

  (e)
  the number of Common Shares reserved for issuance and issued pursuant to the 2006 Option Plan to any one participant at any time must not exceed 25% of the total number of Common Shares that may be issued under the 2006 Option Plan.

        Options granted under the 2006 Option Plan cannot be assigned or transferred, except in the case of death or as may be permitted by the rules and policies of an applicable stock exchange or applicable law; however, assignment or transfer of stock options may be permitted by the Board, where the Board or a committee thereof has considered in good faith and consented to any request by an option holder for consent to assign or transfer any stock option, provided such assignment or transfer is consistent with the purposes of the 2006 Option Plan. In order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, the Board has approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration.

        Options granted under the 2006 Option Plan expire on the fifth anniversary of the date of grant. Options will vest and be exercisable in the manner determined by the Board and specified in the applicable option agreement. However, if the option expires during a blackout period (a period when the option holder is prohibited from trading pursuant to securities regulatory requirements or Biovail's written policies), then the term will be extended and shall expire on the tenth business day following the end of the blackout period.

        The exercise price of each option, which may be denominated in Canadian or U.S. dollars, will be determined by the Board, but in any event will be no less than the volume weighted average trading price of the Common Shares on the TSX or NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater).

        Except for adjustments made pursuant to the anti-dilution provisions, no option may be repriced to reduce the exercise price of such option below the exercise price as of the date of grant, nor will any options be cancelled and replaced with new options with a lower exercise price, without shareholder approval.

        Options granted under the 2006 Option Plan to an employee or officer option holder can only be exercised during an option holder's continued employment or term of office with the Company, subject to the following conditions:

  (a)
  if an option holder becomes disabled, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of disability and the date on which the exercise period of the particular option expires;

  (b)
  if an option holder dies while employed by the Company, all options that have vested may continue to be exercised by legal representatives of the option holder until the earlier of 180 days following the date of death and the date on which the exercise period of the particular option expires;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of retirement and the date the exercise period of the particular option expires; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder until the earlier of 60 days after the date of termination and the date the exercise period of the particular option expires.

        In each of the circumstances described in the foregoing paragraphs (a) through (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        In the case of a consultant option holder, where such consultant option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested stock options may continue to be exercised by such option holder until the earlier of 60 days from the date of termination, death or disability and the date on which the exercise period of the particular option expires. In the event that the consultant option holder's consulting agreement or arrangement is terminated by the Company or a related entity for breach of the consulting agreement or arrangement, then any options held by such consultant option holder immediately expire and are cancelled on the date of termination of such consulting agreement or arrangement.

        Any options held by a consultant option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        Options are not affected by a change of employment or consulting arrangement within or among the Company or an affiliated entity for so long as the individual continues to be an eligible participant under the plan.

        An option holder whose employment, term of office or consulting agreement or arrangement is terminated, or who has retired, died or is disabled, shall no longer be eligible to receive further grants of options under the 2006 Option Plan.

        In addition to the foregoing, the 2006 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of the Company, or any activity that would be considered detrimental to the Company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to the Company an amount equal to any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by the Company or one of its affiliates for at least 10 consecutive years, the 2006 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company, or an affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable, and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with the Company.

        The 2006 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. In addition, if there is a change in control of the Company, the 2006 Option Plan provides that the Board may, without the consent of the option holder, take steps to cause the conversion or exchange of any outstanding options into or for cash or securities of substantially equivalent (or greater) value, as determined by the Board in its discretion, in any entity participating in or resulting from the change in control. In addition, the Board may elect to accelerate the vesting of any or all outstanding options (in which case the Board may also determine that the outstanding options will be purchased by the Company at a prescribed change in control price) or shall otherwise take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding options and/or the exercise price of such options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders. If an acquiror makes an offer to purchase all of the Common Shares which is accepted by all holders of Common Shares (or by a sufficient number to permit the balance of the outstanding Common Shares to be statutorily acquired), each option holder shall be required to either exercise all vested options and sell the Common Shares to the acquiror on the same terms and conditions as the offer or have such vested options cancelled. In such a case, in the event that the Board does not elect to accelerate the vesting of options, any unvested options then held by option holders shall terminate on the date that the acquiring party completes its acquisition of Common Shares. Such change in control provisions are subject to the terms of any employment or consulting agreement with a participant.

        For purposes of the 2006 Option Plan, a "change in control" means: (i) the completion of a transaction pursuant to which (A) the Company goes out of existence or (B) any person, or any associate or related entity of such person (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company or a related entity, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Common Shares of the Company) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of securities of the Company representing 50% or more of the aggregate voting power of all of the Company's then issued and outstanding securities following which the Chairman of the board of directors of the Company prior to the transaction taking place is not the Chairman of the board of directors of the resulting company; (ii) the lease, exchange, license, sale or other similar disposition of all or substantially all of the Company's assets in one transaction or a series of related transactions to an entity following which the Chairman of the board of directors of the Company prior to the transaction taking place is not the Chairman of the board of directors of such entity, or if such entity is not a corporation, the Chairman of the board of directors of the Company prior to the transaction taking place does not hold a position with such entity entitling him to perform functions similar to those performed by the chairman of a board of directors of a corporation; (iii) the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more persons which were related entities prior to such event; (iv) during any period of 30 consecutive months beginning on or after the date of the 2006 Option Plan, the incumbent directors cease (for any reason other than death) to constitute at least a majority of the board of directors or the board of directors of any successor to the Company, provided that any director who was not a director as of the date of the 2006 Option Plan shall be deemed to be an incumbent director if such director is elected to the board of directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as incumbent directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the board of directors; or (iv) a merger, amalgamation, arrangement or consolidation of the Company with any other corporation following which the Chairman of the board of directors of the Company prior to the transaction taking place is no longer chairman of the board of directors of the Company, other than a merger, amalgamation, arrangement or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Company's then outstanding securities shall not constitute a change in control.

        The Board may amend, suspend or terminate the 2006 Option Plan in such respects as it, in its sole discretion, determines appropriate; provided that no such action may be taken without shareholder approval where such shareholder approval is required under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") or the rules of the TSX and/or NYSE or the rules of any other exchange or system on which the Company's securities are listed or traded at the request of the Company. No such amendment, suspension or termination, without the consent of an option holder, will alter or impair any rights or obligations arising from any option previously granted to an option holder. In addition, no such modification will be undertaken that would cause a previously granted option intended to qualify for favourable treatment under Section 162(m) of the Code to cease to so qualify. The Company proposes to replace this general amendment provision with detailed amendment procedures. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan" in the Company's Management Proxy Circular for the fiscal year ended December 31, 2006.

Historical Plans — 2004 Option Plan and 1993 Option Plan

        As discussed above, the Company ceased granting options under the 2004 Option Plan and the 1993 Option Plan and the Company intends that these plans will cease to exist once all of the options granted under such plans have expired or have been exercised. As approved by shareholders at last year's annual meeting, the Company amended the terms of the outstanding options granted under the 2004 Option Plan and the 1993 Option Plan, in order that the terms be consistent with the 2006 Option Plan. The following is a summary of the amendments to such options:

  (a)
  notwithstanding any applicable limitations on assignability or transferability, the Board or the committee will be obligated to consider in good faith any request by an option holder for consent to assign or transfer any outstanding options, provided that the Board or committee, in determining whether to consent, will consider whether such assignment or transfer is consistent with the purposes of the applicable plan. As discussed above, the Board has approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration;

  (b)
  notwithstanding any applicable expiration provisions, if an option expires during a blackout period, then the term of the option will be automatically extended and expires on the tenth business day following the end of the blackout period;

  (c)
  where the maximum period for exercise of vested options following termination of an option holder is 30 days, that such period will be extended to 60 days; and

  (d)
  in the case of options granted under the 1993 Option Plan, unless the Board otherwise determines, such options will not be affected by a change of employment or consulting arrangement within or among the Company or one or more related entities for so long as the option holder continues to be an eligible participant under such plan.

        In addition, the Board will consider, in good faith, any request by an option holder under the 1993 Option Plan or the 2004 Option Plan to amend the terms of any outstanding options which would provide such option holder with the benefit of any provisions of the 2006 Option Plan which would not otherwise be available to such option holder.

        The paragraphs below summarize the remaining provisions governing the outstanding options under the 2004 Option Plan and the 1993 Option Plan.

2004 Option Plan

        Under the 2004 Option Plan, options could have been granted to such eligible employees, officers, directors and consultants as the Board may determine. The terms of the 2004 Option Plan provide that the Board may in its discretion vary the manner and terms pursuant to which options granted under the plan are exercised. The Compensation, Nominating and Corporate Governance Committee recommended to the Board that options granted under the 2004 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant. Options granted under the 2004 Option Plan expire on the fifth anniversary of the date of grant, unless another date was specified by the Board or a committee, provided that such date did not extend beyond the tenth anniversary of the date of grant.

        The exercise price of each option, which could be denominated in Canadian or U.S. dollars, was determined by the Board and was not less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day was greater on the NYSE, on the trading day prior to the date of grant. If the Common Shares were not traded on that day, the weighted average trading price on the preceding day on which there was trading, was used for this purpose. However, effective January 1, 2005 under the requirements of the TSX, generally the exercise price of an option could not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of grant. Accordingly, options granted under the 2004 Option Plan since that time were granted at exercise prices calculated under such TSX requirements.

        Under the terms of the 2004 Option Plan:

  (a)
  the maximum number of Common Shares that could have been reserved for issuance under options to any one participant could not exceed 5% of Biovail's issued and outstanding Common Shares;

  (b)
  the maximum number of Common Shares that could have been reserved for issuance pursuant to options granted to insiders under the plan, together with Common Shares issuable to insiders under Biovail's other share compensation arrangements, at any time could not exceed 10% of Biovail's issued and outstanding Common Shares;

  (c)
  the maximum number of Common Shares that could have be issued to an insider within any one-year period, together with Common Shares issuable to insiders during that one year period under Biovail's other share compensation arrangements, could not exceed 10% of Biovail Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (d)
  the maximum number of Common Shares that could have been issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under Biovail's other share compensation arrangements, could not exceed 5% of Biovail Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (e)
  the maximum number of Common Shares that could have been issued to any one participant during each calendar year could not exceed 5% of Biovail Common Shares that were issued and outstanding; and

  (f)
  the aggregate number of Common Shares that could have been issued to non-employee directors as a group, under the plan, together with any Common Shares that could have been issued to non-employee directors, as a group, under any predecessor stock option plan of Biovail could not exceed 350,000.

        Options granted under the 2004 Option Plan cannot be assigned or transferred, except in the case of death or as may be permitted by the rules and policies of any applicable stock exchange or applicable law. The transferability provisions were amended as approved by shareholders at last year's annual meeting as described above under the amendments to the options. In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, the Board has approved further amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration.

        Options granted under the 2004 Option Plan to an employee, director or officer option holder can only be exercised during an option holder's continued employment or term of office with the Company, subject to the following conditions:

  (a)
  if an option holder becomes entitled to the payment of disability benefits, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of disability;

  (b)
  if an option holder dies while employed by the Company, all options that have vested may continue to be exercised by legal representatives of the option holder up to a maximum of 180 days following the date of death;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of retirement; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder up to a maximum period of 60 days after the date of termination (as amended as described above under the amendments to the options).

        In each of the circumstances described in the foregoing paragraphs (a) to (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee, director or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        In the case of a consultant option holder, where such option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested stock options may continue to be exercised by such option holder for a maximum period of 60 days from the date of termination, death or disability (as amended as described above under the amendments to the options). Any options held by the option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Where a consulting agreement or arrangement is terminated for breach of the consulting agreement or arrangement, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board may permit the exercise of any options held in the manner and on the terms as authorized by the Board, provided that the Board will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        Options are not affected by a change of employment or a consulting arrangement within or among the Company or an affiliated entity for so long as the individual continues to be an eligible participant under the Plan.

        An option holder whose employment, term of office or consulting agreement or arrangement was terminated, or who has retired, died or is disabled, was no longer be eligible to receive further grants of options under the plan.

        In addition to the foregoing, the 2004 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of the Company, or any activity that would be considered detrimental to the Company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to the Company an amount equal to any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by the Company or one of its affiliates for at least 10 consecutive years, the 2004 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company, or an affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with the Company.

        The 2004 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. As well, the 2004 Option Plan includes change in control provisions which are substantially similar to the change in control provisions contained in the 2006 Option Plan.

        The Board may amend, suspend or terminate the 2004 Option Plan in such respects as it, in its sole discretion, determines appropriate. No such amendment, suspension or termination, without the consent of an option holder, will alter or impair any rights or obligations arising from any option previously granted to an option holder. In addition, no such modification will be undertaken that would cause a previously granted option intended to qualify for favourable treatment under certain U.S. tax laws to cease to so qualify. The Company proposes to replace this general amendment provision with a more detailed amendment provision. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan" in the Company's Management Proxy Circular for the fiscal year ended December 31, 2006.

1993 Option Plan

        Under the 1993 Option Plan, options could have been granted to such eligible directors, senior officers, officers, employees, consultants and field personnel as the Board of Directors may have determined. The 1993 Option Plan provides that the exercise price per Common Share of an option could not be less than the fair market value of the Common Shares at the time the option is granted, less an amount up to the maximum discount allowed by regulatory authorities or stock exchanges. The fair market value was the closing market price at which the Common Shares are traded on the TSX on the day prior to the date the option was granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. Options granted under the 1993 Option Plan have a term of up to 10 years.

        Options granted under the 1993 Option Plan are non-transferable, except to a personal holding corporation of the option holder or by will or the laws of descent and distribution. The transferability provisions were amended as approved by shareholders at last year's annual meeting as described above under the amendments to the options. In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, the Board has approved further amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration.

        Under the 1993 Option Plan, the Board may determine the periods of time during which an option holder may exercise an option following termination of employment or other relationship with the Company or the death or permanent and total disability of the option holder. The applicable provisions concerning expiration and vesting of outstanding options on termination without cause or voluntary resignation in certain circumstances were amended as approved by shareholders at last year's annual meeting as described above under the amendments to the options.

        If an option holder has been employed by the Company or a subsidiary for at least 10 consecutive years, the 1993 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company or subsidiary equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the cessation of the option holder's employment with the Company or its subsidiary.

        The 1993 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. In addition, if there is a change in control or dissolution or liquidation of the Company, the Board may accelerate the vesting of any or all outstanding stock options (and in such case, may terminate all such options prior to consummation of the transaction unless exercised within a prescribed period), provide for payment of an amount equal to the excess of the fair market value over the option price in exchange for the surrender of such options or provide for the assumption or substitution of such options.

        Subject to the approval of the TSX or other regulatory authorities, the Board may amend or revise the terms of or may terminate the 1993 Option Plan provided that no such action shall, without the consent of an option holder, in any manner adversely affect his or her rights under any option theretofore granted under the 1993 Option Plan. The Company proposes to replace this general amendment provision with a more detailed amendment provision. For further details, see "Business of the Meeting — Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan" in the Company's Management Proxy Circular for the fiscal year ended December 31, 2006.

Employee Stock Purchase Plan

        The Company's Employee Stock Purchase Plan ("EPP") was approved by shareholders at the Special Shareholders' Meeting held on January 2, 1996. The purpose of the EPP is to provide a convenient method for employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deductions. Directors, officers and insiders of the Company are not eligible to participate in the EPP.

        At the discretion of a committee of the Board that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the Company's obligations under the EPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration in effect at the start of any offering period. Each offering period is based on a six month duration and is announced from time to time.

        The purchase price shall be 90% of the fair market value per Common Share on the date on which the offering period ends. The fair market value of the Common Shares on such date is the closing market price at which the Common Shares are traded on the TSX, the NYSE or such other exchange or market upon which the Common Shares are posted for trading.

        If an employee enrolled in the EPP ceases to be employed by the Company during an offering period, all amounts held in such employee's account will be refunded to him or her. Employees may terminate their participation in the EPP by notifying the Company at any time prior to the closing of an offering period. All amounts held in such employee's account will be refunded to him or her.

        The EPP may, subject to certain exceptions, be amended, suspended or terminated by the Company at any time, but no such action shall have any retroactive effect that would prejudice the interests of any participants thereunder. As at March 19, 2007, a total of 101,195 Common Shares have been issued under the EPP, representing a nominal percentage of the issued and outstanding Common Shares. A total of 2,282,366 Common Shares remained in reserve under such plan, representing approximately 1.4% of the issued and outstanding Common Shares.

Employment and Termination Agreements

        The following section outlines the material terms of the employment agreements for the Named Executive Officers of the Company. Unless otherwise indicated: (a) all payments to be made under any of the following arrangements are made by the Company; (b) each Named Executive Officer is entitled to participate in the Company's health and dental benefits plan; (c) each Named Executive Officer has executed a standard form of confidentiality agreement; and (d) capitalized terms used in this section, but not otherwise defined herein, have the meaning given to them in the respective Named Executive Officer's employment agreement.

        Dr. Douglas J.P. Squires, Chief Executive Officer.    Under Dr. Squire's employment agreement, effective October 7, 2004, Dr. Squires is entitled to receive a base salary of $700,000, with a minimum cost-of-living annual increase, plus the right to receive up to 75% of eligible earnings as a cash-based performance bonus, together with up to 150,000 options per year, subject to the attainment of certain corporate and personal objectives. As part of his agreement, Dr. Squires was awarded 150,000 options as a one-time signing incentive that will vest in four equal annual instalments of 37,500 options on the anniversary date of the commencement of his employment.

        Dr. Squires' employment agreement has an indefinite term. The Company may terminate Dr. Squires' employment without just cause at any time upon payment to Dr. Squires of a severance package that includes: (a) twenty-four months' base salary; (b) the vesting during the severance period of any previously granted but unvested options which would have otherwise vested during the severance period or the payment of any other benefits; and (c) during the period consisting of the earlier of the severance period and Dr. Squires' commencing alternate employment, coverage under the Company's medical and dental plans. The Company must also pay Dr. Squires the foregoing severance package in the event that Dr. Squires resigns for good reason.

        Upon a Change of Control (as defined below), Dr. Squires is entitled to receive a severance package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Dr. Squires being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the full vesting of all options due to be granted to Dr. Squires during the twelve months following the public announcement of the Change of Control transaction, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of the closing of such Change of Control transaction; and the remainder on the second anniversary of the closing of such Change of Control transaction.) If Dr. Squires' employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Dr. Squires upon cessation of his employment. If Dr. Squires' resignation or termination is effected within 6 months from the closing of the Change of Control transaction, such termination or resignation shall be deemed to have been made as a result of the Change of Control.

        For purposes of Dr. Squires' employment agreement, "Change of Control" is defined as: (a) the lease, exchange, license, sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of related transactions, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger") in a single transaction or a series of related transactions, the result of which is that the individuals or entities acquiring voting securities of the Company pursuant to such Merger hold directly or indirectly more than 50% of the outstanding shares of the resultant company, or (c) the acquisition of more than 50% of the voting securities of the Company by any person(s) or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

        Kenneth G. Howling, Senior Vice President and Chief Financial Officer.    Under Mr. Howling's employment agreement made as of December 6, 2006, Mr. Howling is entitled to receive a base salary of US$400,000 plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year.

        Mr. Howling's employment agreement has an indefinite term. If Mr. Howling's contract is terminated without cause or if Mr. Howling resigns for good reason, Mr. Howling is entitled to receive a severance package that includes: (a) a lump sum severance payment equal to one year's base salary; (b) one year's annual incentive compensation; (c) the pro-rated portion of the annual incentive compensation award for the year in which the termination occurred; (d) to the extent Mr. Howling has not secured alternative extended health and dental benefits coverage from a new employer, coverage for extended health and dental benefits coverage on the same basis as the Company pays for the extended medical and dental coverage for active employees for up to one year; and (e) the vesting of any stock options that would have vested, without regard to performance, during the one year period following Mr. Howling's termination of employment had such Mr. Howling remained an employee of the Company during that period.

        Upon a Change of Control and a termination of Mr. Howling's employment without cause or by Mr. Howling for good reason, which termination occurs within 12 months following the completion of the transaction resulting in the Change of Control, Mr. Howling is entitled to receive a package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Mr. Howling being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the granting and full vesting of a number of options equal to the greater of: (i) the total number of options granted to Mr. Howling in the preceding 12 months; and (ii) the maximum number of options Mr. Howling is eligible to receive under the agreement, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the date of termination but shall be exercisable as to 33% on that date; 33% on the first anniversary of the date of termination; and the remainder on the second anniversary of the date of termination.)

        For purposes of Mr. Howling's employment agreement, "Change of Control" has the same meaning as under the 2006 Option Plan.

        Eugene N. Melnyk, President of BLS.    Under Mr. Melnyk's employment agreement made as of January 1, 2005, Mr. Melnyk is entitled to receive annual cash compensation of $750,000 from BLS, to be considered annually for increases in accordance with BLS policy and subject to review and approval by the Board of Managers of BLS and the Compensation, Nominating and Corporate Governance Committee of Biovail Corporation and the Board of Directors of Biovail Corporation. In addition, Mr. Melnyk is entitled to annual awards of BLS-issued deferred share units with a value at the time of grant of $200,000. Mr. Melnyk was also entitled to awards of BLS-issued DSUs as follows: for the period of February 2005 through January 2006; BLS deferred share units with a value at time of grant of US$1,250,000; and from February 2006 through January 2007, BLS deferred share units with a value at the time of grant of US$500,000.

        The Company may terminate Mr. Melnyk's employment without just cause at any time upon payment to Mr. Melnyk of a severance package that includes: (a) twenty-four months' base salary; (b) the vesting during the severance period of any previously granted but unvested options which would have otherwise vested during the severance period or the payment of any other benefits; and (c) during the period consisting of the earlier of the severance period and Mr. Melnyk's commencing alternate employment, coverage under the Company's medical and dental plans. The Company must also pay Mr. Melnyk the foregoing severance package in the event that Mr. Melnyk resigns for specified good reasons.

        Mr. Melnyk is not entitled to any payments upon termination of his employment agreement upon a change of control.

        Wendy A. Kelley, Senior Vice President, General Counsel and Corporate Secretary.    Under the terms of Ms. Kelley's employment agreement, made as of July 5, 2006, for the period from the date of the commencement of her employment until October 31, 2006, Ms. Kelley was paid an aggregate of $440,850. From and after November 1, 2006, Ms. Kelley's annual salary is US$400,000, paid in Canadian dollars, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year.

        Ms. Kelley's employment agreement has an indefinite term. If Ms. Kelley's contract is terminated without cause or if Ms. Kelley resigns for good reason, Ms. Kelley is entitled to receive a severance package that includes: (a) a lump sum severance payment equal to one year's base salary; (b) one year's annual incentive compensation; (c) the pro-rated portion of the annual incentive compensation award for the year in which the termination occurred; (d) to the extent Ms. Kelley has not secured alternative extended health and dental benefits coverage from a new employer, coverage for extended health and dental benefits coverage on the same basis as the Company pays for the extended medical and dental coverage for active employees for up to one year; and (e) the vesting of any stock options that would have vested during the one year period following Ms. Kelley's termination of employment had Ms. Kelley remained an employee of the Company during that period.

        Upon a Change of Control, Ms. Kelley is entitled to receive a package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Ms. Kelley being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the full vesting of all options due to be granted to Ms. Kelley during the twelve months following the public announcement of the Change of Control transaction, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of the closing of such Change of Control transaction; and the remainder on the second anniversary of the closing of such Change of Control transaction.)

        For purposes of Ms. Kelley's employment agreement, "Change of Control" has the same meaning as under the 2006 Option Plan.

        Gilbert Godin, Senior Vice President, Technical Operations/Drug Delivery.    Under Mr. Godin's employment agreement, made as of May 8, 2006, Mr. Godin is entitled to receive as base salary US$430,000, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year. As part of his agreement, Mr. Godin was awarded 100,000 options as a one-time signing incentive that vest in four equal annual instalments on the anniversary date of the grant date (May 23, 2006).

        Mr. Godin's employment agreement has an indefinite term. If Mr. Godin's contract is terminated without cause or if Mr. Godin resigns for good reason, Mr. Godin is entitled to receive a severance package that includes: (a) a lump sum severance payment equal to one year's base salary; (b) one year's annual incentive compensation; (c) the pro-rated portion of the annual incentive compensation award for the year in which the termination occurred; (d) to the extent Mr. Godin has not secured alternative extended health and dental benefits coverage from a new employer, coverage for extended health and dental benefits coverage on the same basis as the Company pays for the extended medical and dental coverage for active employees for up to one year; and (e) the vesting of any stock options that would have vested during the one year period following Mr. Godin's termination of employment had such Mr. Godin remained an employee of the Company during that period.

        Upon a Change of Control, Mr. Godin is entitled to receive a package that includes: (a) twenty-four month's base salary and bonus; (b) the vesting of any unvested options held by Mr. Godin being accelerated in full so as to be one hundred percent vested and immediately exercisable in full as of the date of closing of the Change of Control transaction; and (c) the full vesting of all options due to be granted to Mr. Godin during the twelve months following the public announcement of the Change of Control transaction, which options are deemed to have been priced at the same price as those in the immediately preceding year. (The options described under (c), above, vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of the closing of such Change of Control transaction; and the remainder on the second anniversary of the closing of such Change of Control transaction.)

        For purposes of Mr. Godin's employment agreement, "Change of Control" has the same meaning as under the 2006 Option Plan.

        Charles A. Rowland Jr., Former Senior Vice President and Chief Financial Officer. Mr. Rowland served as Senior Vice President and Chief Financial Officer until December 6, 2006. Under Mr. Rowland's employment agreement, made as of July 7, 2004, Mr. Rowland was entitled to receive a base salary of US$400,000, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year, subject to the attainment of certain corporate and personal objectives. Mr. Rowland was awarded 50,000 options as a one-time signing incentive that were to have vested in four equal annual instalments on the anniversary date of the commencement of his employment.

        Upon his resignation on December 6, 2006, the expiry date for Mr. Rowland's vested options accelerated to February 3, 2007.

Director and Officer Liability Insurance

        Biovail maintained insurance during 2006 for certain liabilities incurred by directors and officers in their capacity with the Company or its subsidiaries. The policy was subject to a limit of $75,000,000 for the period January 1, 2004 to November 15, 2004, was subject to a limit of $100,000,000 for the periods November 15, 2004 to November 15, 2005 and November 15, 2005 to November 15, 2006 and is currently subject to a limit of $100,000,000 for the period November 15, 2006 to November 15, 2007. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5,000,000, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where Biovail is a party to a class action proceeding regarding a securities matter, after the deductible limit is reached, Biovail must pay 20% of all defense costs and other losses above the $5 million deductible threshold. During the 2006 fiscal year, the amount of premiums paid in respect of such insurance was $4,800,000. No part of the premium was paid by any individual officer or director. Certain costs in respect of the U.S. Securities Class Action and the OSC Enforcement Action and the Treppel Matter are covered in accordance with the terms of the relevant policies. For additional information, See "Indemnification" below.

        It is anticipated that the amount of premiums to be paid in respect of such insurance for the 2007 fiscal year will be approximately $4,100,000.

Indemnification

        The Company has agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Company or its subsidiaries. This indemnification includes bearing the cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as officers and directors of the Company. Pursuant to such indemnities, the Company is bearing the cost of the representation of certain officers and directors. In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail, Eugene Melnyk, its then Chief Executive Officer and Chairman, Brian Crombie, former Chief Financial Officer and current Senior Vice President, Strategic Development, Ken Howling, its then Vice President Finance and Corporate Communications and current Senior Vice President, Chief Financial Officer and John Miszuk, Vice President, Controller and Assistant Secretary. These same parties were named as defendants in a securities class action commenced by Canadian Commercial Workers Industry Pension Plan in Canada. The executives were represented by the same counsel representing Biovail in this matter and, accordingly, any incremental cost resulting from the defence of the individuals was minimal. On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company, Eugene Melnyk and Ken Cancellara, its then Senior Vice President, Chief Legal Officer and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company). The counsel representing the Company also represented Mr. Cancellara while he was still a party to this claim. The executives were represented by the same counsel representing Biovail in this matter and, accordingly, any incremental cost resulting from the defence of the individuals was minimal. However, Mr. Melnyk secured separate counsel to defend this action, and those costs for the year ended December 31, 2006 were US$996,261.

        In addition, the Company has been subject to investigations by both Canadian and US securities regulators. In connection with these investigations the Ontario Securities Commission (the "OSC") has interviewed and requested documentation from certain individuals who have retained their own counsel. For the fiscal year ended December 31, 2006, the Company has paid or has been invoiced for C$81,939 in legal fees and disbursements to the firm representing Roger Rowan, a former director of the Company, in respect of the OSC inquiry. The Company also has paid or been invoiced for C$22,867 in fiscal 2006 to the firm representing Wilfred

Bristow, a current director, in the same matter. We have also paid or been invoiced for C$349,771 in fiscal 2006 for legal fees and disbursements to the firm representing Eugene Melnyk.

        These matters are more fully described in the section entitled "Financial Information — Significant Changes — Legal Proceedings" below.

C.    Board Practices

        Over the last several years, Biovail has made a number of changes to its corporate practices. Many of those changes were in response to new regulatory requirements. Others were driven by the Board and management, following careful consideration of the practices that would best promote effective decision making at Biovail.

        Biovail has digested the extensive governance changes it has introduced over the past few years. Some of the examples of changed processes that result in enhanced effectiveness are:

  •
  The Risk and Compliance Committee assists the Board of Directors with their oversight of processes in place to identify, assess, monitor and control critical risks facing Biovail, including regulatory risks and other principal risks associated with Biovail's business. Under the direction of the Risk and Compliance Committee, the Company, with the assistance of Mercer Oliver Wyman, has undertaken a comprehensive Enterprise Risk Management review;

  •
  The Disclosure Committee, a committee comprised of management representatives, meets quarterly, and as otherwise required, to discuss disclosure issues and associated processes and compliance; and

  •
  Biovail's law department has been significantly enhanced, with the addition of its new Senior Vice-President, General Counsel and Corporate Secretary, Wendy Kelley, who brings to Biovail her experience in private practice at a major Bay Street firm and with a Schedule I chartered Bank, and also by the consolidation of the compliance function with the promotion of Kathleen Brown to the position of Vice-President, Associate General Counsel and Chief Compliance Officer.

Overview of the Company's Corporate Governance Practices

        Biovail has written corporate governance guidelines, a statement of expectations for directors and a director resource policy. We also have written charters for the Board of Directors and all committees of the Board of Directors, together with position descriptions for all chairpersons of such committees, as well as written position descriptions for both our Chief Executive Officer and Chairman of the Board. In order to maintain transparency for our shareholders, all of the above documents are published on our website at www.biovail.com.

        When it is filed, our information circular prepared in connection with our Annual General and Special Meeting of Shareholders for the fiscal year ended December 31, 2006 will set out in Appendix C thereto, more details about our governance practices. While as a foreign private issuer we are not required to comply with NYSE governance standards, Biovail's governance practices do comply with the requirements of the NYSE for U.S. domestic listed issuers, and with the practices recommended by the Canadian Securities Administrators in National Policy 58-201.

Role of the Board of Directors

        The Board of Directors is governed by a written charter that sets out certain of its functions, including express responsibility for the stewardship of Biovail and its business. This stewardship function includes responsibility to manage or supervise the management of the business and affairs of the Company.

        The amount of time spent on each function in any year will vary, depending on the issues facing the Company. During 2006, the Board of Directors has spent a significant amount of time on strategic initiatives and on monitoring certain risks facing the Company.

Composition of the Board of Directors

        We believe that a smaller Board of Directors is more cohesive and works more effectively than a large Board of Directors. The Board of Directors is currently comprised of the following individuals: Mr. Melnyk

(Executive Chairman); Dr. Squires, Mr. Bristow, Mr. Van Every, Dr. Paul, Mr. Plener, Mr. Sokalsky and Mr. Wells. In keeping with recommended practices, a majority of directors (five of the eight directors currently in office) are independent. Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of Biovail) with us or any of our subsidiaries. Any relationship between a director and Biovail, or one of our subsidiaries will cause a director not to be considered independent if such relationship is a direct relationship or is a relationship with an organization in respect of which the director is a partner, shareholder or officer. We include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among the relationships that would cause us to consider a director not to be independent.

        As Chairman, Mr. Melnyk confers with the Chief Executive Officer on matters of strategic importance to us. Mr. Melnyk is also an executive officer of certain of Biovail's operating subsidiaries. Accordingly, he is not considered by the Board of Directors to be independent of management. Dr. Squires is also not considered independent. Mr. Plener is a partner in a major law firm that acts for Biovail and its subsidiaries from time to time on matters of a minor nature. Also, his firm has acted for Mr. Melnyk in certain of his business activities that are unrelated to Biovail (and may continue to act on such matters in the future). In addition, Mr. Plener serves on the boards of certain entities in which Mr. Melnyk has an interest. For this reason, Mr. Plener did not participate in any decisions of the Board of Directors in respect of which Mr. Melnyk would have been conflicted. The Board of Directors is confident that Mr. Plener exercises independent judgement and has concluded that Mr. Plener otherwise satisfies all of the tests of independence applicable to our Board of Directors. However, in order to reinforce investor confidence in the independence of our Board of Directors and its processes, the Board of Directors has determined not to categorize Mr. Plener as being independent for the time being.

        The current term of office of each member of our Board of Directors expires at the end of our Annual Meeting. Please refer to the disclosure under Item 6A "Directors and Senior Management" above for information regarding the length of time each of the directors has served as a director of the Company. There are no provisions in any service contracts of Biovail's directors which provide for benefits upon the termination of their directorships. However, as described above, the DSUs held by directors vest upon such termination in accordance with their terms.

Responsibilities

        Pursuant to the written charter of the Board of Directors, the Board of Directors has assumed responsibility for various matters, including, among other things:

  •
  nomination of directors, appointment of the Chairman of the Board and remuneration of directors, having considered the recommendations of the Compensation, Nominating and Corporate Governance Committee;

  •
  development of Biovail's approach to corporate governance, having considered the recommendations of the Compensation, Nominating and Corporate Governance Committee;

  •
  establishing a culture of integrity among management and throughout Biovail;

  •
  policies regarding CEO selection and succession planning, having considered the recommendations of the Compensation, Nominating and Corporate Governance Committee;

  •
  executive compensation (only the independent directors in the case of CEO compensation);

  •
  establishment of a Code of Business Conduct and Ethics, having considered the recommendations of the Risk and Compliance Committee;

  •
  oversight of the operation of Biovail's business, including, among other things, risk management, strategic planning process, internal control and management information systems, communications policy and feedback process and financial statements; and

  •
  reviewing and assessing the effectiveness of the Board and its committees.

Role of the Committees of the Board of Directors

        The Board currently has three committees — the Audit Committee; the Compensation, Nominating and Corporate Governance Committee; and the Risk and Compliance Committee. The charters of each of the committees are posted on Biovail's Web site at www.biovail.com.

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

        In 2006, in respect of all meetings of the Compensation, Nominating and Corporate Governance Committee, the committee members met without any member of management being present for a portion of the meeting. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate. In this regard, the Committee has retained an independent compensation consultant to assist in the discharge of its mandate.

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

Responsibilities

        The Audit Committee operates pursuant to a written charter, a copy of which is attached hereto as Exhibit and has responsibilities that include providing assistance to the Board of Directors in fulfilling its oversight function with respect to:

  •
  the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  our external auditor's qualifications and independence; and

  •
  the performance of our internal audit function and the external auditor.

        As contemplated in its charter, the Audit Committee meets regularly with our external auditor without management being present. Attached as Exhibit 15.1 is a copy of the charter of the Audit Committee.

Risk and Compliance Committee

Composition

        Our Risk and Compliance Committee is comprised of Mr. Plener (Chair), Mr. Wells and Mr. Melnyk.

Responsibilities

        The Risk and Compliance Committee operates pursuant to a written charter and assists the Board of Directors with their oversight of processes in place to identify, assess, monitor and control critical risks facing Biovail, including regulatory risks and other principal risks associated with our business. Under the direction of the Risk and Compliance Committee, the Company, with the assistance of Mercer Oliver Wyman, has recently initiated a comprehensive Enterprise Risk Management review.

Pension Plan

        We do not maintain a pension plan for our employees, officers or directors.

D.    Employees

        The following table sets out the Company's number of employees at the end of each of the last three calendar years. None of these employees is represented by a collective bargaining agreement. During fiscal 2006, the Company also hired on a contract basis an average of approximately 120 temporary employees.

Function	2006		2005	2004
Manufacturing	822		840	866
Sales and marketing	352		331	849
Research and development	465		491	423
Administration	95		82	153

Total	1,734	(1)	1,744	2,291

        The following table sets out the location of the Company's employees by geographic area for each of the last three calendar years:

Geographic breakdown	2006		2005	2004
US	332		363	965
Canada	1,070		1,051	991
Puerto Rico	271		268	277
Barbados	14		12	13
Ireland	47		50	45

Total	1,734	(1)	1,744	2,291

(1)
In addition to the indicated number of active employees as at the fiscal year ended December 31, 2006, there were 131 employees subject to The Worker Adjustment and Restraining Notification Act (WARN) as a result of the restructuring we announced on December 6, 2006.

E.    Share Ownership

        The following table shows the number and percent of Common Shares beneficially owned by Eugene Melnyk and the directors and Named Executive Officers as a group (12 persons) as of March 19, 2007, as disclosed to Biovail by such persons. Other than Mr. Melnyk, no director or Named Executive Officer of the Company beneficially owns 1% or more of our Common Shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Beneficial Owner	Common Shares Owned		Percent(1)
Eugene N. Melnyk	20,258,396	(2)(3)	12.6%
Directors and Named Executive Officers as a group (12 persons)	20,909,466	(4)	13.0%

(1)
Based on 160,466,541 common shares outstanding at March 19, 2007 and common shares issuable upon the exercise of exercisable stock options held by the Beneficial Owner as of March 19, 2007. See also footnote (1) to the table under Item 7.A. "Major Shareholders" below.

(2)
Mr. Melnyk has been named by the OSC in a Notice of Hearing and a Statement of Allegations issued on July 28, 2006. Among other things, staff of the OSC alleges that Mr. Melnyk exercised control or direction over Common Shares of Biovail held by certain trusts that were settled by Mr. Melnyk. Mr. Melnyk denies this allegation. However, if the OSC determines that Mr. Melnyk did exercise control or direction over the Common Shares of Biovail held by these trusts, then an additional 9,408,232 Common Shares would be added to the disclosure set out above, as at March 19, 2007, which would increase his percentage beneficial ownership of outstanding Common Shares to approximately 18.5%. This number has been provided to the Company by Mr. Melnyk and Mr. Melnyk has advised that this number is based on the best information currently available to him.

(3)
Includes exercisable stock options to purchase 2,052,800 common shares.

(4)
Includes exercisable stock options to purchase 2,540,350 common shares.

        In order to support the alignment of directors' interests with those of Biovail and its shareholders, directors are encouraged to own or control Common Shares at least equal to three times their annual Board retainer within three years of being elected (deferred share units, or "DSUs", count to share ownership but options do not so count towards share ownership). Toward this end, Biovail has adopted mandatory DSU Plans for its directors, as described under the heading "Compensation — Compensation of Directors — Deferred Share Unit Plans for Directors" above.

        Biovail also has an Employee Stock Purchase Plan. For a description of this plan, please see "Compensation — Employee Stock Purchase Plan" above.

Item 7 Major Shareholders and Related Party Transactions

A.    Major Shareholders

        We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

        To the knowledge of the directors and senior officers of the Company, at March 19, 2007, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over our common shares carrying more than 5% of the voting rights attached to all our common shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented
Eugene N. Melnyk(1)	20,258,396	12.6%
Barclays Global Investors	10,196,758	6.4%
Phillips Hager & North Investments(2)	9,516,533	5.9%

(1)
Mr. Melynk has been named by the OSC in a Notice of Hearing and a Statement of Allegations issued on July 28, 2006. Among other things, staff of the OSC alleges that Mr. Melnyk exercised control or direction over Common Shares of Biovail held by certain trusts that were settled by Mr. Melnyk. Mr. Melnyk denies this allegation. However, if the OSC determines that Mr. Melnyk did exercise control or direction over the Common Shares of Biovail held by these trusts, then an additional 9,408,232 Common Shares would be added to the disclosure set out above, as at March 19, 2007, which would increase his percentage beneficial ownership of outstanding Common Shares to approximately 18.5%. This number has been provided to the Company by Mr. Melnyk and Mr. Melnyk has advised that this number is based on the best information currently available to him.

(2)
Based on information provided to Biovail by Phillips Hager & North Investments.

        None of the shareholders set out above has different voting rights from the other shareholders.

        The following table indicates as of March 19, 2007, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with U.S. addresses, the portion of the outstanding Common Shares held in the U.S., and the percentage of Common Shares held in the U.S.:

Total Number of Holders of Record(1)	Total Number of Common Shares Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
1,351	160,466,541	529	142,376,808	88.7%

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

B.    Related Party Transactions

        In May 2006, the Company named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and prior to Dr. Silverstone's joining Biovail, the Company had selected Global IQ as the preferred vendor for a new clinical study for a particular product. In connection with this study, Global IQ has been providing services for a long-term safety study and may provide other Phase III clinical work in the future in respect of this product. Global IQ has invoiced Biovail $2.0 million for this study up to and including December 31, 2006. As at December 31, 2006, $220,000 of this amount remained outstanding. It is currently anticipated that the study in respect of this product will continue for a period of at least one year. While clinical research studies are within Dr. Silverstone's area of management and control, the Company has taken steps to ensure that he is not involved in any financial decisions in connection with any services provided or to be provided by Global IQ. Further, the Company has stated that Global IQ will no longer be eligible to bid to perform services for Biovail in connection with any new clinical programs for other products until Dr. Silverstone has disposed of his interest in Global IQ to an arm's length party.

        In fiscal 2006, Mr. Melnyk, Chairman of Biovail, reimbursed the Company $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by the Biovail Board of Directors that the investment opportunity was not, and would not in future be, of interest to Biovail.

Indebtedness of Directors and Officers

        As at March 19, 2007, the only loan made by the Corporation that is outstanding is a $600,000 loan made to Mr. William Poole, former President, North American Pharmaceuticals, in March 2001. Mr. Poole ceased to be an employee of the Corporation on May 6, 2003. The loan is secured by the former officer's personal residence and bears interest commencing on March 1, 2004 at a rate equal to the Corporation's rate of borrowing. The loan is due on March 31, 2008.

        No other Company loans are outstanding which have been made to any officer or director by the Company and no securities have been purchased by any director or officer with the financial assistance of Biovail during the 2006 fiscal year. Furthermore, no director, officer or executive is indebted to Biovail in connection with securities purchase programs.

        It is the Company's policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of Common Shares of Biovail or any of its affiliates, nor to grant personal loans to directors and officers.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8 Financial Information

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

        From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

        On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4,600,000,000 in damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

        Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendant Hallmark Funds has been voluntarily dismissed from the action by the Company.

        The lawsuit is in its early stages. While it had been removed from New Jersey State Court to Federal Court by the defendants, it has now been remanded back to the New Jersey State Court. No discovery has been conducted. All but one defendant has moved to dismiss the complaint. These motions have yet to be heard by the Court. The time for the defendant Maris to move to dismiss or answer the complaint has been extended, and he is expected to move to dismiss the complaint at that time.

  Intellectual Property

        On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

        A Statement of Defence and Counterclaim was served by Sandoz/the Andrx Group on May 15, 2006. Biovail delivered its reply on May 30, 2006. Pleadings closed in June, 2006. The parties are now exchanging affidavits of documents.

        RhoxalPharma Inc., now Sandoz, filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has two patents listed in the Patent Registry and on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of an NOC to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was heard on April 3 and 4, 2006 and a decision in favour of Sandoz was released by the court on June 20, 2006. This has effectively ended this proceeding. The issue of Sandoz's entitlement to legal costs remains outstanding.

        Novopharm filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100 mg and 150 mg). The Company has two patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision had been appealed. However the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150 mg. An NOC has not been issued for the 100 mg, for reasons that appear to be unrelated to these proceedings. As such the appeal has now been discontinued. The issue of Novopharm's entitlement to legal costs remains outstanding.

        Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120 mg, 180 mg, 240 mg, 300 mg and 360 mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent

Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that would prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was discontinued by the Company on March 8, 2007.

        In August of 2006, Sandoz brought an action under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with their generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under those same regulations, and subsequently dismissed in November of 2005. This action is at an early stage, and Biovail has not seen any evidence to support the allegations made, and cannot assess the merits, if any, of the claim.

        Anchen Pharmaceuticals LLP ("Anchen") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150 mg and 300 mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC). On December 14, 2006 the U.S. Food and Drug Administration ("FDA") approved Anchen's ANDA for its 150  mg and 300 mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen, and Impax Laboratories Inc. ("Impax"), Anchen selectively waived its 180-day exclusivity to market its 300 mg strength generic formulation in favour of Impax, which 300 mg product was first marketed by Teva on or about December 18, 2006.

        Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150 mg, and subsequently the 300 mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006 the FDA approved Impax's ANDA for its 300 mg generic formulation, and tentatively approved its 150 mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300 mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300 mg formulation was first marketed by Teva on or about December 18, 2006.

        Watson Pharmaceuticals, Inc. ("Watson") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150 mg and 300 mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150 mg and 300 mg generic formulations.

        In February, 2007, as a result of comprehensive settlements with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and, with certain defined exceptions, none of Teva, Anchen, Impax or Watson may market a generic version of the 150 mg dosage strength of Wellbutrin XL® until 2008.

        Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150 mg and 300 mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. Final briefing is scheduled for July 2, 2007, however this date may change. If the court denies Abrika's motion, the case will continue in its ordinary course.

        On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

        On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL. On December 18, 2006, Biovail moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. The district court has yet to rule on Biovail's amended complaint or second motion for a temporary restraining order and a preliminary injunction.

        On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Amendments to the Food, Drug and Cosmetic Act.

        The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties are required to submit a joint status report to the court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot.

        On July 7, 2005, the Company notified Kos that the Andrx Group had filed with the FDA an ANDA that would, if approved, allow the Andrx Group to market a generic version of the Cardizem® LA product. The Andrx Group's notice letter to the Company alleged that its proposed product would not infringe United States Patent Nos. 5,288,505 ('505) and 5,529,791 ('791), which are listed in the FDA Orange Book as covering Cardizem® LA, and that the '505 patent was invalid. Under the terms of the Kos Agreements, if a generic drug company files an ANDA, the Company has the first right to initiate a lawsuit, and Kos, in its discretion, may initiate suit if the Company elects not to file suit.

        On August 10, 2005, a lawsuit against the Andrx Group in the Company's name was commenced in the United States District Court for the District of Delaware (Civil Action No. 05-586). The complaint averred that Andrx Group's filing of its ANDA constituted infringement of the '791 patent. The Andrx Group's Answer denied infringement of the '791 patent and asserted affirmative defenses of invalidity. In addition, the Andrx Group counterclaimed for declaratory judgment of non-infringement and invalidity. The Andrx Group sought no monetary relief, other than recovery of attorney fees and costs.

        Upon receiving a second Paragraph IV certification from Andrx directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360 mg added by an amendment to the Andrx Group's ANDA, on October 14, 2005, a second complaint was filed in the Company's name in the United States District Court for the District of Delaware (Civil Action No. 05-730). The complaint averred that the Andrx Group's Amended ANDA constituted infringement of the '791 patent. The Andrx Group's Answer denied infringement of the '791 patent and asserted affirmative defenses of invalidity. In addition, the Andrx Group counterclaimed for declaratory judgment of non-infringement and invalidity. Andrx Group sought no monetary relief, other than recovery of attorney fees and costs.

        On September 26, 2005, the Company received a third Paragraph IV certification from the Andrx Group regarding its Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420 mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against the Andrx Group for infringement of the '984 patent.

        On September 19, 2006, a fourth patent, U.S. Patent 7,108,866, issued to the Company containing claims relating to Cardizem® LA. The Company subsequently listed the '866 patent in the Orange Book and received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablet strengths via an additional amendment to the Andrx Group's ANDA. On October 4, 2006, a third complaint in the Company's name was filed (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '866 patent.

        Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. Under a revised case schedule, fact and expert discovery is scheduled to close on March 23, 2007, a Markman hearing is now scheduled for May 24, 2007 and trial is scheduled for October 9, 2007. These dates, however, may change.

        If the patents relating to Cardizem® LA are invalid, unenforceable or not infringed, Andrx, subject to FDA approval, could commence producing and selling a generic version of the Cardizem® LA product.

  Product liability

        BPI along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. For these reasons, the Company filed a motion seeking to be dismissed from the action, which the Court granted on August 28, 2006.

  Antitrust

        Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for the Andrx Group inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. The Court has also granted our motion for Summary Judgment in a further case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, and which has been appealed to the United States Court of Appeals for the District of Columbia Circuit. This appeal, as well as the other appeals filed by Plaintiffs to the original lawsuits dismissed by the District Court, have been consolidated by the Court of Appeals. The Court has also set a briefing schedule for the consolidated appeals with briefing to begin this year at the end of March and conclude by the end of May. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning Andrx's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they did. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the complaint with prejudice. The plaintiffs moved the Court to reconsider its decision, which the Court denied. The Plaintiffs have taken an appeal from that decision. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

        Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation PLC ("Elan") and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The consumer and "indirect purchasers" claims were refiled in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties have reached agreement for a settlement subject to completion of the necessary documentation and approval of the court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30 mg or 60 mg Adalat CC® from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. The Company's one-third share is $2,733,000. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  Securities class actions

        In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

        On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

        On February 28, 2006, the plaintiffs filed a motion for class certification. The Company has opposed that motion. That motion is expected to be heard in the near future. Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously, but cannot predict the eventual outcome of the case.

        On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Complaint. The claim was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

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

        The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

        On May 27, 2005, Eugene Melnyk, the Company's Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

        Biovail and the named defendants, including Mr. Melnyk, filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

        On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

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

        Counsel for the City of New York and for all the counties in New York (other than Erie, Oswego and Schenectady) that had sued Biovail have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

        In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. Remand motions are pending and no discovery is currently being taken in these removed cases.

        Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and regulatory inquiries

        In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and have described the precautionary steps it took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

        On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's financial reporting for the fiscal year 2003. On

March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating as described below. The Company has received additional subpoenas from the SEC requesting additional documents, including documents relating to the Company's production of documents to date. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available.

        On Sept 28, 2006, Dec 5, 2006, and Jan 10, 2007, the Company signed tolling agreements with the SEC. The current tolling period ends July 31, 2007. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

        Recently, the Company was contacted by the United States Attorney's Office for the Eastern District of New York, who informed the Company that they were conducting an investigation into the same matters that the SEC is investigating. The Company is cooperating fully with the investigation.

        Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. Subsequently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

        Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Ontario Securities Act would be held. The respondents in the hearing include Chairman Eugene Melnyk and a former director of the Company, among others. The Company is not a party to this proceeding. The hearing is currently scheduled to be held during 2007.

Item 9 The Offer and Listing

A.    Offer and Listing Details

        Our common shares are traded on the NYSE and on the TSX under the symbol "BVF". The last reported sales price of our common shares on March 19, 2007 on the NYSE was US$21.59 and on the TSX was C$25.43.

The following table sets forth the high and low per share sales prices for our common shares on the NYSE and TSX for the periods indicated.

	Common Shares
	NYSE		TSX
	High $	Low $	High C$	Low C$
2002	56.40	19.90	89.41	31.52
2003	51.30	16.51	69.58	21.50
2004	26.01	14.30	33.98	16.90
2005
Quarter 1	18.02	14.90	21.95	18.10
Quarter 2	16.38	13.74	20.61	17.25
Quarter 3	16.68	15.23	28.15	18.59
Quarter 4	24.64	21.24	32.56	25.00
2006
Quarter 1	28.28	22.23	32.96	25.26
Quarter 2	28.13	21.65	31.00	24.17
Quarter 3	23.75	14.51	26.92	16.25
Quarter 4	22.45	14.90	25.75	16.80
September	16.58	14.51	18.31	16.25
October	16.32	14.90	18.45	16.80
November	17.97	15.30	20.50	17.31
December	22.45	17.65	25.75	20.16
2007
January	21.64	19.87	25.49	23.39
February	21.80	19.73	25.25	23.10
March (to and including March 19)	21.60	19.96	25.44	23.46

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

Item 10 Additional Information

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

  Directors

        Subject to certain exceptions, including in respect of voting on any resolution to approve a contract that relates primarily to the director's remuneration, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to such contract or transaction. The directors are entitled to remuneration as shall from time to time be determined by the Board with no requirement for a quorum of independent directors. The directors have the ability under the CBCA to exercise the borrowing power of the Company, without authorization of the shareholders. The shareholders have the ability to restrict their authority through the Company's articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place. The Company's articles and by-laws do not require directors to hold shares, but directors receive deferred stock units as part of their compensation, which may be settled for cash, but not until after the director has left the board.

  Rights, Preferences and Dividends Attaching to Shares

        The holders of Common Shares have the right to receive dividends if and when declared. Each of the holders of Common Shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each common share held at such annual and/or special meeting, including with respect to the election or re-election of directors. Subject to the provisions of our by-laws, all directors may, if still qualified to serve as directors, stand for re-election. Our Board of Directors is not replaced at staggered intervals but is elected annually.

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

  Annual and Special Meetings of Shareholders

        Under the CBCA and our by-laws, we are required to mail a notice of meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 60 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S. Subject to certain provisions of the by-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than 51 percent of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

  Limitations on the Rights to Own Shares

        The Articles do not contain any limitations on the rights to own shares. Except as described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Articles and Bylaws with respect to our Common Shares.

  Disclosure of Share Ownership

        In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within 10 days from the day on which the change takes place.

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

E.    Taxation

  Canadian Federal Income Taxation

        The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our Common Shares who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") deals at arm's length with, and is not affiliated with, the Company, holds its Common Shares as capital property and does not use or hold and is not deemed to use or hold such Common Shares in carrying on a business in Canada and who, at all relevant times, for purposes of the Canadian Tax Act and the Canada — United States Income Tax Convention (the "U.S. Treaty") is resident in the United States and is not, and is not deemed to be, resident in Canada (a "U.S. holder"). Special rules, which are not discussed in the summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere. Limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the Internal Revenue Code of 1986, as amended, do not qualify as resident in the United States for purposes of the U.S. Treaty.

        This summary is based upon the current provisions of the Canadian Tax Act the regulations thereunder and the Company's understanding of the current administrative policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in law or administrative practice, whether by judicial, regulatory, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice generally or to any particular holder. U.S. Holders should consult their own tax advisors with respect to their own particular circumstances.

  Gains on Disposition of Common Shares

        In general, a U.S. holder will not be subject to Canadian tax on capital gains arising on the disposition of such holder's Common Shares unless the Common Shares are "taxable Canadian property" to the U.S. holder and are not "treaty-protected property".

        Generally, the Common Shares will not be taxable Canadian property to a U.S. holder at a particular time provided that (1) the Common Shares are listed on a prescribed stock exchange (which includes the NYSE and the TSX) at that time, and (2) the U.S. holder, persons with whom the U.S. holder does not deal with at arm's length, or the U.S. holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60-month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Common Shares could be deemed to be taxable Canadian property. Common Shares will be treaty-protected property where the U.S. holder is exempt from Canadian income tax on the disposition of Common Shares because of the U.S. Treaty.

  Dividends on Common Shares

        Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a U.S. holder that is the beneficial owner of such dividends will generally be subject to non-resident withholding tax under the Canadian Tax Act and the U.S. Treaty at the rate of (a) 5% of the amounts paid or credited if the U.S. holder is a company that holds at least 10% of the Company's voting stock, or (b) 15% of the amounts paid or credited in all other cases. The rate of withholding under the Canadian Tax Act in respect of dividends paid to non-residents of Canada is 25% where no tax treaty applies.

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

  Taxation of Dividends

        Subject to the following discussion of special rules applicable to Passive Foreign Investment Companies ("PFICs"), the gross amount of any dividends, if any, paid by the Company to U.S. Holders, without reduction for Canadian withholding taxes, will be taxed for U.S. federal income tax purposes at recently enacted lower rates applicable to certain qualified dividends. The maximum federal income tax rate imposed on dividends received from U.S. and certain foreign corporations through 2010 is 15%. Recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain "qualified foreign corporations," which generally includes corporations located in a jurisdiction with which the U.S. has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. Dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the U.S. will also be treated as having been received from a "qualified foreign corporation." The United States Department of the Treasury and the Internal Revenue Service have determined that the Canada-U.S. Income Tax Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that common shares are considered readily tradable on an established securities market if they are listed on an established securities market in the U.S. such as the NYSE. Accordingly, dividends received by U.S. Holders should be entitled to favorable treatment as dividends received with respect to stock of a "qualified foreign corporation."

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

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of the common shares, and to the proceeds received on the disposition of common shares effected within the U.S. (and, in certain cases, outside the U.S.), paid to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

F.     Dividends and Paying Agents

        On December 14, 2005, Biovail paid its first dividend in the amount of $0.50 per common share, paid to shareholders of record on November 30, 2005. This dividend was declared on November 15, 2005 and, at the same time, Biovail adopted a dividend policy which contemplated the payment of a quarterly dividend in the amount of $0.125 per common share. On March 22, 2006, the Board declared its first such dividend which was payable on April 28, 2006.

        On May 11, 2006, the Board declared its second dividend which was payable on May 31, 2006. On August 10, 2006 the Board declared its third dividend which was payable on September 1, 2006. On November 9, 2006, we announced that the Board declared its fourth dividend which was payable on November 30, 2006.

        On December 6, 2006, the Board of Directors had adopted a new dividend policy that contemplated the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval). In addition, the Board may approve the payment of future special dividends, subject to the continuation of positive business trends and the discretion of the Board. Also on December 6, 2006, the Board of Directors declared the payment of a special cash dividend of $0.50 per common share payable on January 22, 2007 to shareholders of record at the close of business on January 10, 2007.

        The declaration of dividends by Biovail pursuant to the dividend policy will be subject to the discretion of the Board and applicable laws and will be dependent upon the Company's financial condition and operating results.

        The Company has certain covenants in its Notes which govern the amount of dividends that may be paid. The payment of dividends is a restricted payment for the purposes of the indenture governing the Notes. Dividends and other payments and transactions that come within the definition of "restricted payments" may be paid or implemented provided they do not, in the aggregate, exceed the threshold calculated in accordance with the indenture. That threshold is calculated with reference to Biovail's cumulative consolidated net income and transactions that affect shareholders' equity. On February 27, 2007, the Company issued a Notice of Redemption advising holders of the outstanding Notes that they would be redeemed effective April 1, 2007.

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

        The subsidiaries of the Company are detailed under Item "4C — Organizational Structure"

Item 11 Quantitative and Qualitative Disclosures About Market Risk

        Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 4.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

        In June 2005, Biovail was continued under the Canada Business Corporations Act (the "CBCA") and adopted a new set of by-laws to reflect the provisions of that statute. There are a number of differences between the CBCA and the Business Corporations Act (Ontario) (the previous statute governing the Company). Among other things, following completion of the continuance, the Company was permitted to have fewer Canadian resident directors. Shareholder proposals, proxy solicitation, the matters requiring shareholder approval and certain matters relating the shareholder and director meetings are also subject to different requirements under the CBCA. A copy of the Articles of Continuance were filed as Exhibit 99.1 on our report on Form 6-K filed on July 7, 2005, file #001-14956.

Item 15 Controls and Procedures

  (e)
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

  (f)
  Management's Annual Report on Changes in Internal Controls Over Financial Reporting. There were no changes in our internal controls over financial reporting during the year ended December 31, 2006 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16 [RESERVED]

Item 16A Audit Committee Financial Expert

        Our Board of Directors has determined that each member of the audit committee, comprised of Mr. Michael Van Every, Dr. Laurence Paul, Mr. William Wells, and Mr. Jamie Sokalsky is an "audit committee financial expert" and is independent under the applicable rules promulgated by the SEC and the NYSE and is "financially literate" as defined under applicable Canadian securities regulation.

Item 16B Code of Ethics

        Our Board of Directors has adopted a Code of Professional Conduct for the Chief Executive Officer and Senior Finance Executives that applies to our Chief Executive Officer; Senior Vice-President, Chief Financial Officer and Vice-President, Controller and Assistant Secretary; or persons performing similar functions.

Item 16C Principal Accounting Fees and Services

  Audit Fees and Services

        The table below summarizes the audit fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries during each of 2006 and 2005.

	2006		2005
	Amount	%	Amount	%
Audit Services	$3,341	89.0	$1,619	58.0
Audit-Related Services(1)	269	7.2	913	32.7
Tax Services(2)	142	3.8	258	9.3
All other fees

Total	$3,752	100.0	$2,790	100.0

(1)
Audit-related services are generally related to due-diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses, and to other assignments relating to internal accounting functions and procedures.

(2)
Tax services are professional services rendered by our auditors for tax compliance, tax consulting associated with international transfer prices and employee tax services.

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

        On a quarterly basis, management informs the Audit Committee of the pre-approved services to be provided by our auditors. Outside of the quarterly process, services of a type that are not pre-approved by the Audit Committee require pre-approval by the Audit Committee's chairman on a case-by-case basis. The Chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

Item 16D Exemptions from the Listing Standards for Audit Committee

        Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchases

        Not applicable.

PART III

Item 17 Financial Statements

        We have elected to provide financial statements pursuant to Item 18.

Item 18 Financial Statements

        The financial statements appear on pages F-1 through F-49.

Item 19 Exhibits

1.1	Articles of Continuance(1)
1.2	By-Law No. 1 of Biovail Corporation(2)
2.1	Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(3)
2.2	First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(4)
4	Executive Employment Agreements
4.1 Eugene N. Melnyk(5)
4.2 Kenneth G. Howling(6)
4.3 Wendy A. Kelley(7)
4.4 Charles Rowland(8)
4.5 Douglas Squires(9)
4.6 Gilbert Godin(10)
8.1	Subsidiaries of Biovail Corporation (see Item 10.I of this report)
10.a.1	Consent of Ernst & Young LLP
11.1	Code of Ethics
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of the Chief Executive Officer of Biovail Corporation to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of the Senior Vice President and Chief Financial Officer of Biovail Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter
99.1	Schedule II — Valuation and qualifying accounts

1)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

2)
Incorporated by reference to Exhibit 99.2 July 7, 2005 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

3)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

4)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

5)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated March 21, 2007, filed with the SEC on March 20, 2007, file #001-14956.

6)
Incorporated by reference to Exhibit 99.2 on Registrant's report on Form 6-K dated March 21, 2007, filed with the SEC on March 20, 2007, file #001-14956.

7)
Incorporated by reference to Exhibit 99.3 on Registrant's report on Form 6-K dated March 21, 2007, filed with the SEC on March 20, 2007, file #001-14956.

8)
Incorporated by reference to Exhibit 4.4 on Registrant's report on Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on June 30, 2005, file #001-14956.

9)
Incorporated by reference to Exhibit 4.5 on Registrant's report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 30, 2005, file #001-14956.

10)
Incorporated by reference to Exhibit 99.4 on Registrant's report on Form 6-K dated March 21, 2007, filed with the SEC on March 20, 2007, file #001-14956.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOVAIL CORPORATION
Date: March 21, 2007
	By:	/s/ KENNETH G. HOWLING Kenneth G. Howling Senior Vice President, Chief Financial Officer

REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information included throughout this Annual Report is prepared on a basis consistent with that of the accompanying consolidated financial statements.

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

Internal Control Over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

        Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2006.

        Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, as stated in their report on page F-4 herein.

/s/ DOUGLAS J. P. SQUIRES	/s/ KENNETH G. HOWLING
Douglas J. P. Squires Chief Executive Officer	Kenneth G. Howling Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of three years in the period ended December 31, 2006. Our audits also included the financial statement schedule II listed in the Exhibit Index as Exhibit 99.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biovail Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, in 2006, Biovail Corporation changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biovail Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion thereon.

Toronto, Canada,	/s/ ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Biovail Corporation

        We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Biovail Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Biovail Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that Biovail Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Biovail Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 19, 2007, expressed an unqualified opinion thereon.

Toronto, Canada,	/s/ ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$834,540	$445,289
Marketable securities	—	505
Accounts receivable	129,247	132,699
Inventories	78,781	89,473
Deposits and prepaid expenses	15,056	14,923
Assets of discontinued operation held for sale	—	1,893

	1,057,624	684,782

Marketable securities	5,677	6,859
Long-term investments	56,442	66,421
Property, plant and equipment, net	211,979	199,567
Intangible assets, net	697,645	910,276
Goodwill	100,294	100,294
Other assets, net	45,451	59,506
Long-term assets of discontinued operation held for sale	—	1,107

	$2,175,112	$2,028,812

LIABILITIES
Current
Accounts payable	$44,988	$61,453
Dividends payable	80,222	—
Accrued liabilities	115,619	88,870
Accrued contract losses	54,800	—
Income taxes payable	41,596	37,713
Deferred revenue	61,916	61,160
Current portion of long-term obligations	11,146	24,360

	410,287	273,556

Deferred revenue	73,621	117,119
Deferred leasehold inducements	5,632	5,273
Long-term obligations	400,645	412,508

	890,185	808,456

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 160,444,070 and 159,587,838 issued and outstanding at December 31, 2006 and 2005, respectively	1,476,930	1,461,077
Additional paid-in capital	14,952	377
Deficit	(246,578)	(290,242)
Accumulated other comprehensive income	39,623	49,144

	1,284,927	1,220,356

	$2,175,112	$2,028,812

Commitments and contingencies (notes 22 and 23)

On behalf of the Board:

/s/ Eugene N. Melnyk	/s/ Michael R. Van Every
EUGENE N. MELNYK	MICHAEL R. VAN EVERY
Chairman of the Board	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2006	2005	2004
REVENUE
Product sales	$1,024,085	$884,267	$837,102
Research and development	21,593	27,949	19,279
Royalty and other	24,851	23,320	22,775

	1,070,529	935,536	879,156

EXPENSES
Cost of goods sold	223,281	206,531	221,935
Research and development	95,479	88,437	68,382
Selling, general and administrative	238,441	227,394	253,531
Amortization	56,457	62,260	64,704
Asset impairments, net of gain on disposal	143,000	29,230	40,685
Restructuring costs	15,126	19,810	—
Contract losses	54,800	—	—
Litigation settlements	14,400	—	—
Acquired research and development	—	—	8,640

	840,984	633,662	657,877

Operating income	229,545	301,874	221,279
Interest income	29,199	7,175	1,034
Interest expense	(35,203)	(37,126)	(40,104)
Foreign exchange loss	(716)	(1,417)	(564)
Equity loss and other	(529)	(1,160)	(6,486)

Income from continuing operations before provision for income taxes	222,296	269,346	175,159
Provision for income taxes	14,500	22,550	8,950

Income from continuing operations	207,796	246,796	166,209
Loss from discontinued operation	(3,848)	(10,575)	(5,215)

Net income	$203,948	$236,221	$160,994

Basic and diluted earnings (loss) per share
Income from continuing operations	$1.30	$1.55	$1.04
Loss from discontinued operation	(0.03)	(0.07)	(0.03)

Net income	$1.27	$1.48	$1.01

Weighted average number of common shares outstanding (000s)
Basic	160,060	159,433	159,115
Diluted	160,078	159,681	159,258

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common Shares
					Accumulated Other Comprehensive Income
	Shares (000s)	Amount	Additional Paid-in Capital	Deficit		Total
Balance, January 1, 2004	$158,797	$1,448,353	$2,290	$(607,678)	$38,630	$881,595
Issued on the exercise of stock options	561	8,279	(700)	—	—	7,579
Issued under Employee Stock Purchase Plan	25	433	—	—	—	433
Stock-based compensation	—	—	(140)	—	—	(140)

	159,383	1,457,065	1,450	(607,678)	38,630	889,467

Comprehensive income
Net income	—	—	—	160,994	—	160,994
Other comprehensive income	—	—	—	—	3,452	3,452

Total comprehensive income						164,446

Balance, December 31, 2004	159,383	1,457,065	1,450	(446,684)	42,082	1,053,913

Issued on the exercise of stock options	187	3,740	(1,022)	—	—	2,718
Issued under Employee Stock Purchase Plan	18	272	—	—	—	272
Stock-based compensation	—	—	(51)	—	—	(51)
Dividends declared	—	—	—	(79,779)	—	(79,779)

	159,588	1,461,077	377	(526,463)	42,082	977,073

Comprehensive income
Net income	—	—	—	236,221	—	236,221
Other comprehensive income	—	—	—	—	7,062	7,062

Total comprehensive income						243,283

Balance, December 31, 2005	159,588	1,461,077	377	(290,242)	49,144	1,220,356

Issued on the exercise of stock options	844	15,659	(219)	—	—	15,440
Issued under Employee Stock Purchase Plan	12	194	—	—	—	194
Stock-based compensation	—	—	14,794	—	—	14,794
Dividends declared	—	—	—	(160,284)	—	(160,284)

	160,444	1,476,930	14,952	(450,526)	49,144	1,090,500

Comprehensive income
Net income	—	—	—	203,948	—	203,948
Other comprehensive loss	—	—	—	—	(9,521)	(9,521)

Total comprehensive income						194,427

Balance, December 31, 2006	$160,444	$1,476,930	$14,952	$(246,578)	$39,623	$1,284,927

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$203,948	$236,221	$160,994
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	104,279	101,842	86,137
Amortization and write-down of deferred financing costs	2,300	3,445	4,322
Amortization and write-down of discounts on long-term obligations	1,291	2,420	3,218
Stock-based compensation	14,794	—	—
Asset impairments	151,140	29,230	42,156
Gain on disposal of intangible assets	(4,000)	—	(1,471)
Accrued contract losses	54,800	—	—
Equity loss	529	1,160	4,179
Loss from discontinued operation	3,848	10,575	5,215
Receipt of leasehold inducements	835	805	5,232
Acquired research and development	—	—	8,640
Other	(396)	(1,063)	1,688
Changes in operating assets and liabilities:
Accounts receivable	1,881	15,582	28,413
Inventories	10,906	16,624	(26,466)
Deposits and prepaid expenses	(311)	1,101	(539)
Accounts payable	(12,999)	17,027	(25,240)
Accrued liabilities	28,094	5,605	(21,645)
Income taxes payable	3,897	13,343	428
Deferred revenue	(42,319)	47,962	4,305

Net cash provided by continuing operating activities	522,517	501,879	279,566

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(44,802)	(37,807)	(28,024)
Proceeds from sales and maturities of marketable securities	4,854	6,296	—
Proceeds on disposal of intangible assets, net of withholding tax	4,000	98,127	3,000
Purchases of marketable securities	(3,196)	(8,791)	(5,038)
Acquisitions of long-term investments	(1,303)	—	(2,877)
Acquisitions of intangible assets	—	(26,000)	—
Acquisition of business, net of cash acquired	—	—	(9,319)

Net cash provided by (used in) continuing investing activities	(40,447)	31,825	(42,258)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(80,062)	(79,779)	—
Repayments of other long-term obligations	(25,455)	(39,587)	(66,288)
Issuance of common shares	15,634	2,990	8,012
Financing costs paid	(1,275)	(1,300)	(2,550)
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Proceeds (payment) on termination of interest rate swaps	—	(1,419)	6,300
Repayments under credit facility	—	—	(280,000)

Net cash used in continuing financing activities	(92,256)	(119,095)	(334,526)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(3,770)	(2,476)
Net cash used in investing activities	—	(47)	(5)

Net cash used in discontinued operation	(558)	(3,817)	(2,481)

Effect of exchange rate changes on cash and cash equivalents	(5)	173	762

Net increase (decrease) in cash and cash equivalents	389,251	410,965	(98,937)
Cash and cash equivalents, beginning of year	445,289	34,324	133,261

Cash and cash equivalents, end of year	$834,540	$445,289	$34,324

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2006

1.     DESCRIPTION OF BUSINESS

  Biovail Corporation ("Biovail" or the "Company") was continued under the Canadian Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis. These policies are consistent with accounting policies generally accepted in Canada ("Canadian GAAP") in all material respects except as described in note 29.

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of its subsidiaries. All intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain license agreements, management relies on estimates and assumptions made by the Company's third-party licensees. Significant estimates made by management include allowances for inventories; provisions for product returns, rebates and chargebacks; useful lives of long-lived assets; expected future cash flows used in evaluating long-lived assets and investments for impairment; provisions for loss contingencies; provisions for income taxes and realizability of deferred tax assets; and the allocation of the purchase price of acquired assets and businesses. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial statements could be materially impacted.

  Fair value of financial instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods. The fair values of marketable securities, long-term investments, long-term obligations, and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

  Cash and cash equivalents

  Cash and cash equivalents include certificates of deposit, treasury bills, and investment-grade commercial paper with maturities of 90 days or less when purchased.

  Marketable securities

  Marketable securities are classified as being available-for-sale. These securities are reported at fair value with all unrealized gains and losses recognized in comprehensive income or loss. Realized gains and losses on the sale of these securities are recognized in net income. The cost of investments sold is determined using the specific identification method. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

  Concentrations of credit risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, marketable securities, and accounts receivable.

  The Company invests its excess cash in high quality, liquid money market instruments with varying maturities, but typically less than 90 days. The Company maintains its cash and cash equivalents with major financial institutions. The Company has not experienced any significant losses on its cash or cash equivalents.

  The Company's marketable securities portfolio comprises investment-grade government or corporate fixed income obligations with a maximum term to maturity of three years. No single issuer comprises more than 20% of the portfolio.

  A significant portion of the Company's product sales is made to third-party licensees, as well as major drug wholesalers in the U.S. and Canada. The Company's three largest customer balances accounted for 59% and 57% of trade receivables at December 31, 2006 and 2005, respectively. The Company performs periodic credit evaluations of customers and generally does not require collateral. An allowance for doubtful accounts is maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience, and changes in customer payment patterns. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected. The Company has not experienced any significant losses from uncollectible accounts.

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour, and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, and estimated time required to sell, such inventories. Obsolete inventory is written off against the allowance. Rejected product is written off directly to cost of goods sold.

  Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be excluded from the cost of inventory and expensed as incurred. Additionally, SFAS 151 requires that the allocation of fixed overheads be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have a material effect on the Company's consolidated financial statements.

  Long-term investments

  Marketable investments are classified as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income.

  Non-marketable investments are accounted for using the cost method. Declines in the fair value of these investments below their cost bases that are considered to be other-than-temporary are recognized in net income.

  An investment over which the Company has the ability to exercise significant influence is accounted for using the equity method. The Company's share of the losses of the investee is recognized in net income. The Company provides for its cumulative share of those losses in excess of its investment if it has committed to provide additional capital contributions to the investee.

  On an ongoing basis, the Company evaluates its long-term investments to determine if a decline in fair value is other-than-temporary. Factors that the Company considers include general market conditions, the duration and extent to which the fair value of an investment is below its cost basis, and the Company's ability and intent to hold the investment.

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Costs incurred on assets under construction are capitalized as construction in progress. Cost includes interest incurred during the construction period. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

  Intangible assets

  Intangible assets are reported at cost, less accumulated amortization. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	7-20 years
Technology	15 years

  The Company does not have any indefinite-lived intangible assets.

  Impairment of long-lived assets

  The Company tests long-lived assets (which include property, plant and equipment, and intangible and other assets) for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Indicators of potential impairment include damage or obsolescence; plans to discontinue use or restructure; and poor financial performance compared with original plans. If indicators of impairment are present, a long-lived asset is tested for recoverability by comparing the carrying amount of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset. If the expected cash flows are less than the carrying amount of a long-lived asset, then the long-lived asset is considered to be impaired and the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Company currently has one operating segment and one reporting unit. The Company uses its market capitalization as the measurement basis for the estimated fair value of its reporting unit. The Company tests goodwill for impairment by comparing its market capitalization to the carrying value of its consolidated net assets. On that basis, there was no indication of goodwill impairment at December 31, 2006 or 2005.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization and are recorded in other assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Derivative financial instruments

  From time to time, the Company utilizes derivative financial instruments to manage its exposure to interest rate risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. For a derivative financial instrument that is designated and qualifies as a highly effective fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument and the respective offsetting loss or gain on the underlying hedged item recognized in net income. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

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

  The functional currency of the Company's Irish subsidiary group is the U.S. dollar. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollars using historical exchange rates. Remeasurement gains and losses are recognized in net income.

  Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income.

  Revenue recognition

  Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured. Effective January 1, 2000, the Company adopted the provisions of the U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB No. 104 "Revenue Recognition". Total revenue in each of 2006, 2005 and 2004 included $3,400,000 of amortization of revenue deferred upon the adoption of SAB 101.

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

  Revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks, as well as distribution fees paid to certain of the Company's wholesale customers in the U.S. In connection with those provisions related to sales of products manufactured by the Company for distribution by third-party licensees, the Company relies on estimates and assumptions made by those licensees. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company's products and inventory levels of the Company's products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

  Research and development

  Research and development revenue attributable to the performance of contract services is recognized as the services are performed, using the percentage-of-completion method. Performance is measured based on units-of-work performed relative to total units-of-work contracted. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

  Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration. Contingent revenue in connection with those collaborations attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.

  Royalty

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

  Other

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company earned co-promotion revenue of $4,311,000 in 2006, but did not earn any co-promotion revenue in 2005 or 2004.

  Licensing revenue is deferred and recognized on a systematic basis over the licensing period.

  Shipping and handling costs

  Shipping and handling costs are included in cost of goods sold. The Company generally does not charge customers for shipping and handling costs.

  Research and development expenses

  Costs related to internal research and development programs are expensed as incurred. Under certain research and development agreements with third parties, the Company may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Milestone payments made to third parties are expensed as incurred prior to the receipt of regulatory approval of the product under development. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

  Costs associated with providing contract research services to third parties were $17,684,000, $19,017,000 and $12,513,000, in 2006, 2005 and 2004, respectively. These costs are included in research and development expenses.

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

  The efforts required to develop the acquired research and development into commercially viable products may include the completion of the development stages of these projects, clinical-trial testing, regulatory approval, and commercialization. The principal risks relating to these projects may include the outcomes of the formulation development, clinical studies, and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

  The research being undertaken on these projects relates specifically to developing novel formulations of the associated active drug compounds. Consequently, the Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

  The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned upon commercialization of these projects when complete. The discount rates used to present value the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project's net cash flows. The discount rates reflect the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition, and the estimated useful life of the product.

  Litigation expenses

  The Company is subject to litigation and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to those proceedings are expensed as incurred and included in selling, general and administrative expenses.

  Advertising costs

  Advertising costs comprise product samples, print media, and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the advertisement. The Company did not have any deferred advertising costs at December 31, 2006 or 2005.

  Advertising costs expensed in 2006, 2005 and 2004 were $19,828,000, $17,507,000 and $29,040,000, respectively. These costs are included in selling, general and administrative expenses.

  Stock-based compensation

  Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income prior to January 1, 2006. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company elected to use the modified-prospective transition method of adoption. This method requires that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods have not been restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS 123.

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

  Earnings per share

  Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effect of stock options is determined using the treasury stock method.

  Comprehensive income

  Comprehensive income comprises net income and other comprehensive income or loss. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income is recorded as a component of shareholders' equity.

  Contingencies

  In the normal course of business, the Company is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. In addition, the Company is self-insured for a portion of its product liability coverage. Accruals for loss contingencies are recorded when the Company determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability.

  Recent accounting pronouncements

  In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year uncorrected errors should be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. Accordingly, SAB 108 was applicable to the Company's fiscal year ended December 31, 2006. The adoption of SAB 108 did not have any effect on the Company's consolidated financial statements.

  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in U.S. GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 157 beginning January 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated financial statements.

  In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company is required to adopt FIN 48 beginning January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of the Company's deficit recorded in shareholders' equity at January 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated financial statements.

3.     RESTRUCTURING

  2006

  On December 6, 2006, the Company eliminated its U.S.-based specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of its U.S. operations. As a result, the Company incurred a restructuring charge of $15,126,000, which consisted of employee termination benefits, asset impairments, contract termination costs, and professional fees.

  The Company reduced its specialty sales force and related support functions by 115 positions, and administrative and other functions by 73 positions. Employee termination costs include severance and related benefits, as well as outplacement services, for affected employees. Certain employees were offered retention bonuses to stay up to an additional six months in support of the transition process. The asset impairment charge partially related to the abandonment of leasehold improvements due to the vacating of a portion of the Company's Bridgewater, New Jersey facility. In addition, the Company decided to abandon large-scale manufacturing at its Chantilly, Virginia facility. As a result, the Company recorded an asset impairment charge related to the disposal or destruction of machinery and equipment that was not deemed useful for smaller scale research and development purposes. Contract termination costs include vehicle lease payments that the Company will continue to incur without economic benefit.

  2005

  On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the U.S. and Puerto Rico, to Kos Pharmaceuticals, Inc. ("Kos") (which was acquired by Abbott Laboratories in December 2006). Kos also obtained the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™). In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugs Teveten and Teveten HCT. In consideration for these transactions, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2006

  The Company is the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. The up-front cash consideration was recorded in deferred revenue, and is being recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. The withholding tax was recorded in other assets, and is being recognized in income tax expense on the same seven-year, straight-line basis.

  The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. The Company recorded a $25,507,000 impairment charge to write down the carrying value of the Teveten and Teveten HCT product rights to their estimated fair value of $53,700,000 (determined based on an independent valuation) at the date of transfer. The Company recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56,719,000, which comprised the estimated fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not transferred to Kos were written off to cost of goods sold.

  Concurrent with the Kos transactions, the Company restructured its U.S. commercial operations. As a result, the Company reduced its primary-care and specialty sales forces at that time by 493 positions (including 186 sales representatives who were offered employment by Kos), and administrative functions by 30 positions. The Company retained 85 specialty sales representatives. The Company incurred a restructuring charge of $19,810,000, which consisted of employee termination benefits, contract termination costs, and professional fees. The Company did not pay termination benefits to those employees who were offered employment by Kos. Contract termination costs included facility and vehicle lease payments that the Company continued to incur without economic benefit.

  Summary

  A summary of the major components of restructuring costs recorded in 2006 and 2005 is as follows:

	Employee Termination Benefits	Asset Impairments	Contract Termination Costs	Professional Fees and Other	Total
Balance, January 1, 2005	$—	$—	$—	$—	$—
Costs incurred	13,098	—	5,309	1,403	19,810
Paid or settled	(13,098)	—	(3,738)	(1,403)	(18,239)

Balance, December 31, 2005	—	—	1,571	—	1,571

Costs incurred	8,722	4,140	2,008	256	15,126
Paid or utilized	(355)	(4,140)	(268)	—	(4,763)

Balance, December 31, 2006	$8,367	$—	$3,311	$256	$11,934

  The Company expects that the liability balance for employee termination benefits will be substantially paid prior to June 30, 2007. The liability balance for contract termination costs includes $745,000 related to the Bridgewater facility lease that will be settled over the remaining nine-year term of this lease. The Company expects that the remaining liabilities for contract termination costs and professional fees will be paid or settled prior to March 31, 2007.

4.     MARKETABLE SECURITIES

  The amortized cost and estimated fair value of marketable securities held at December 31 were as follows:

2006	Amortized Cost	Gross Unrealized Losses	Fair Value
Maturing between one and two years	$5,730	$(53)	$5,677

2005	Amortized Cost	Gross Unrealized Losses	Fair Value
Maturing within one year	$511	$(6)	$505
Maturing between one and three years	6,920	(61)	6,859

	$7,431	$(67)	$7,364

  The gross unrealized losses on the Company's marketable securities were caused by increases in market interest rates. As the Company has the ability and intent to hold these securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2006.

5.     ACCOUNTS RECEIVABLE

	2006	2005
Trade	$123,031	$124,845
Less allowances for doubtful accounts and cash discounts	3,503	4,300

	119,528	120,545
Royalties	4,121	5,032
Other	5,598	7,122

	$129,247	$132,699

6.     INVENTORIES

	2006	2005
Raw materials	$34,766	$54,525
Work in process	15,230	11,416
Finished goods	28,785	23,532

	$78,781	$89,473

7.     LONG-TERM INVESTMENTS

	2006	2005
Ethypharm S.A.	$30,000	$30,000
Depomed, Inc.	15,999	26,102
Other	10,443	10,319

	$56,442	$66,421

  Ethypharm S.A. ("Ethypharm")

  Ethypharm is a privately held pharmaceutical company located in France that specializes in developing drug delivery systems. In April 2002, the Company invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm. This investment is being accounted for using the cost method.

  In December 2004, the Company evaluated its investment in Ethypharm and determined that the carrying value of this investment might not be fully realized in the foreseeable future. As a result, the Company recorded a $37,802,000 impairment charge to write down the carrying value of this investment to reflect an other-than-temporary decline in its estimated fair value.

  In February 2007, the Company entered into a share transfer agreement pursuant to which it has agreed to sell all or a part of its common shares of Ethypharm (as described in note 27).

  Product development and licensing agreement

  In April 2002, the Company entered into a product development and licensing agreement with Ethypharm. The products under development included Ethypharm's formulations of tramadol (Ultram® ODT) and tramadol/acetaminophen, as well as four other products. Ethypharm was to complete the development of each product to enable the Company to file an application for regulatory approval. The Company agreed to pay Ethypharm up to $46,000,000 in milestone payments upon regulatory approval of Ultram® ODT and the other products, as well as royalties on any future sales of tramadol/acetaminophen and the other products. In May 2005, the Company made a $1,000,000 milestone payment to Ethypharm associated with the receipt of regulatory approval for Ultram® ODT, and recorded a corresponding product right.

  In November 2006, the Company and Ethypharm amended the product development and licensing agreement to terminate Ethypharm's obligation to develop the other products, as well as the Company's obligation to make milestone or royalty payments related to those products. Ethypharm will instead develop four new products, but the Company will assume responsibility for the clinical programs associated with those products. The Company is obligated to pay Ethypharm royalties on any future sales of the new products.

  Depomed, Inc. ("Depomed")

  Depomed is a publicly traded specialty pharmaceutical company with proprietary oral drug delivery technologies. At December 31, 2006, the Company owned 4,242,032 (2005 — 4,092,032) common shares of Depomed, which represented approximately 10% of its issued and outstanding common shares. At December 31, 2006, the Company also held warrants to purchase 419,154 (2005 — 569,154) common shares, which are exercisable until April 2008 at an exercise price of $2.16 per share. This investment is classified as being available-for-sale.

  At December 31, 2006 and 2005, the cost bases and estimated fair values of this investment were as follows:

	2006	2005
Cost	$10,134	$9,810
Gross unrealized holding gain	5,865	16,292

Fair value	$15,999	$26,102

  The Company recorded unrealized holding losses of $10,427,000 and $6,916,000 in 2006 and 2004, respectively, and an unrealized holding gain of $2,456,000 in 2005, in other comprehensive income or loss to reflect changes in the fair value of this investment.

8.     PROPERTY, PLANT AND EQUIPMENT

	2006		2005
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$12,053	$—	$11,942	$—
Buildings	118,371	21,898	83,520	17,373
Machinery and equipment	102,770	54,712	98,183	48,418
Other equipment and leasehold improvements	75,763	45,236	73,084	37,629
Construction in progress	24,868	—	36,258	—

	333,825	$121,846	302,987	$103,420

Less accumulated depreciation	121,846		103,420

	$211,979		$199,567

  Interest capitalized amounted to $866,000, $164,000 and $222,000 in 2006, 2005 and 2004, respectively.

  Depreciation expense amounted to $25,468,000, $27,977,000 and $22,259,000 in 2006, 2005 and 2004, respectively.

9.     INTANGIBLE ASSETS

	2006		2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks
Cardizem®	$406,058	$123,247	$406,058	$103,044
Ativan® and Isordil®	107,542	19,403	107,542	14,026
Vasotec® and Vaseretic®	35,908	573	165,855	30,729
Wellbutrin® and Zyban®	24,243	4,948	24,243	3,736

	573,751	148,171	703,698	151,535
Product rights
Zovirax®	173,518	46,940	173,518	38,488
Cardizem® LA	56,719	13,505	56,719	5,402
Wellbutrin® and Zyban®	45,000	12,000	45,000	9,000
Tiazac®	22,750	12,495	22,750	10,934
Vasotec® and Vaseretic®	17,984	422	79,500	18,541
Ativan® and Isordil®	16,041	3,816	16,041	2,747
Glumetza™	6,667	192	25,000	1,458
Other	20,623	8,964	24,623	10,695

	359,302	98,334	443,151	97,265
Technology
Ativan® and Isordil®	2,156	493	2,156	349
Other	14,800	5,366	14,800	4,380

	16,956	5,859	16,956	4,729

	950,009	$252,364	1,163,805	$253,529

Less accumulated amortization	252,364		253,529

	$697,645		$910,276

  Asset impairments

  At September 30, 2006, the Company recorded an asset impairment charge of $147,000,000 to write down the following intangible assets to their estimated fair value:

	Cost	Less Accumulated Amortization	Carrying Value	Less Impairment Charge	Estimated Fair Value
Trademarks
Vasotec® and Vaseretic®	$165,855	$36,947	$128,908	$93,000	$35,908
Product rights
Vasotec® and Vaseretic®	79,500	22,516	56,984	39,000	17,984
Glumetza™	25,000	3,333	21,667	15,000	6,667

	104,500	25,849	78,651	54,000	24,651

	$270,355	$62,796	$207,559	$147,000	$60,559

  Vasotec® and Vaseretic®

  The Company recorded a $132,000,000 impairment charge relating to its Vasotec® and Vaseretic® trademarks and product rights. The Company acquired Vasotec® and Vaseretic® from Merck & Co., Inc. ("Merck") in May 2002 for $245,355,000. Subsequent to the date of acquisition, the Company had been developing Vasocard™ as a Vasotec® line extension product. In May 2005, the Company sold the distribution rights to Vasocard™ to Kos (as described in note 3).

  In September 2006, Kos informed the Company of its intention to discontinue its involvement with Vasocard™. The Company performed its own assessment and determined that Vasocard™ had limited commercial potential without Kos's continued involvement. The Company, therefore, suspended any further development activities related to Vasocard™. The Company evaluated the recoverability of the Vasotec® and Vaseretic® trademarks and product rights excluding the estimated undiscounted future cash flows from the Vasocard™ line extension and determined that the $185,892,000 carrying value of those assets at September 30, 2006 was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Vasotec® and Vaseretic® trademarks and product rights to reflect their estimated fair value of $53,892,000 based on the discounted future cash flows from the existing Vasotec® and Vaseretic® product lines.

  Glumetza™

  The Company recorded a $15,000,000 impairment charge relating to its Glumetza™ product right. In July 2005, the Company made a $25,000,000 payment to Depomed associated with the receipt of regulatory approval for Glumetza™. This product right is being amortized using the straight-line method over its estimated useful life of 10 years.

  Since its launch in the Canadian market in November 2005, the sales performance of Glumetza™ (in terms of prescription volumes) has been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza™). In addition, the prices set by the Company for Glumetza™ are now subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada, since Depomed was granted a new Canadian patent pertaining to Glumetza™ in October 2006. As a result, the Company revised its sales forecast for Glumetza™ to reflect both the underlying prescription trend since the launch of this product and possible future pricing concessions that may be required by the PMPRB. On the basis of this forecast, the Company evaluated the recoverability of the Glumetza™ product right and determined that the $21,667,000 carrying value of that product right at September 30, 2006 was no longer fully recoverable based on estimated undiscounted future cash flows. Accordingly, the Company wrote down the carrying value of the Glumetza™ product right to reflect its estimated fair value of $6,667,000 based on discounted future cash flows.

  Amortization expense

  Amortization expense for the years ending December 31 was recorded as follows:

	2006	2005	2004
Royalty and other revenue	$1,072	$1,072	$1,072
Cost of goods sold	8,103	5,402	—
Amortization expense	56,457	62,260	64,704
Loss from discontinued operation	—	204	272

	$65,632	$68,938	$66,048

  Estimated amortization expense for each of the five succeeding years ending December 31 is as follows:

	2007	2008	2009	2010	2011
Amortization expense	$57,129	$57,129	$57,129	$57,063	$55,313

  Product rights have an estimated weighted average useful life of approximately 13 years. Total intangible assets have an estimated weighted average useful life of approximately 17 years.

10.   OTHER ASSETS

	2006	2005
Zovirax®, less accumulated amortization: 2006 — $17,330; 2005 — $5,201	$23,326	$35,455
Deferred compensation trust fund	7,958	7,398
Deferred financing costs, less accumulated amortization: 2006 — $14,485; 2005 — $12,185	6,095	7,120
Withholding tax, less accumulated amortization: 2006 — $1,750; 2005 — $700	5,600	6,650
Loan receivable	719	665
Other	1,753	2,218

	$45,451	$59,506

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GlaxoSmithKline plc ("GSK"), including the reduction in the supply price for this product. In consideration for these amendments the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The present value of these payments was determined to be $40,656,000, which was recorded as an asset. Commencing in 2005, this asset is being amortized to cost of goods sold on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price.

  Withholding tax

  In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 3). Commencing in 2005, this asset is being amortized to income tax expense on a straight-line basis over seven years.

  Loan receivable

  In March 2001, the Company made a $600,000 relocation assistance loan to a former executive officer. This loan accrues interest at a rate equal to the Company's rate of borrowing and is due on March 31, 2008.

11.   ACCRUED LIABILITIES

	2006	2005
Product returns	$25,121	$23,205
Employee costs	19,046	19,773
Litigation settlements (as described in note 17)	14,400	—
Restructuring (as described in note 3)	11,934	1,571
Professional fees	11,243	8,940
Interest	8,304	8,849
Product rebates, chargebacks and allowances	7,083	9,465
Recall costs	3,000	—
Distribution fees	2,350	4,885
Other	13,138	12,182

	$115,619	$88,870

12.   ACCRUED CONTRACT LOSSES

	2006	2005
Wellbutrin XL®	$46,400	$—
Cardizem® LA	8,400	—

	$54,800	$—

  Wellbutrin XL®

  In December 2006, Teva Pharmaceuticals Industries Ltd. ("Teva") launched a generic version of 300mg Wellbutrin XL® product in the U.S. (as described in note 22). With the introduction of generic competition, the Company anticipates losing a substantial portion of the pre-genericization revenue from sales of 300mg Wellbutrin XL® brand product in the U.S. within a short period of time. Since its launch by GSK in September 2003 through to December 2006, Wellbutrin XL® has accounted for approximately 40% of the Company's total consolidated product sales.

  GSK may launch an authorized generic version of Wellbutrin XL®. Under the terms of the Wellbutrin XL® agreement with GSK, the Company will be the exclusive manufacturer and supplier to GSK of such an authorized generic. The Company's fixed contractual supply price to GSK for Wellbutrin XL® generic product is substantially lower than the tiered supply price that the Company currently receives on sales of Wellbutrin XL® brand product.

  As a result of the introduction of generic competition, the Company is required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this payment was reduced by the total dollar amount of Wellbutrin XL® sample supplies that were purchased by GSK. At December 31, 2006, the Company accrued a contract loss of $46,400,000 for the estimated amount of this payment based on GSK's historical and forecasted sample supply purchases.

  Cardizem® LA

  In April 2006, the Company began experiencing issues in connection with the manufacture and supply of Cardizem® LA to Kos. In September 2006, the Company received notification from Kos that a supply failure had occurred as a result of the Company's inability to supply at least 50% of the quantity of Cardizem® LA ordered by Kos. Under the terms of the Cardizem® LA agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) in the event that such a supply failure resulted in lost profits to Kos. In order to make a claim under this term of the Cardizem® LA agreement, Kos will be required to demonstrate the amount of lost profits it has experienced as a result of the supply failure.

  At December 31, 2006, the Company accrued a contract loss of $8,400,000 based on its estimate of the lost profits claim that Kos may be entitled to. This amount was determined based on the Company's estimate of end-customer sales of Cardizem® LA that Kos may have realized in the absence of the supply failure. This liability may be revised in subsequent periods based on the receipt of Kos's own estimate of the amount of its lost profits, as well as on the timing and outcome of the Company's remediation efforts to address its manufacturing issues with Cardizem® LA. The Company's maximum potential exposure under this indemnity is approximately $14,000,000.

13.   DEFERRED REVENUE

	2006	2005
Cardizem® LA up-front consideration, less accumulated amortization: 2006 — $25,114; 2005 — $10,045	$80,363	$95,432
Ultram® ER prepayment, less accumulated amortization: 2006 — $20,275; 2005 — $ —	39,725	60,000
Licensing fees and other	9,881	11,048
Customer prepayments	968	5,099
Research and development fees	4,600	6,700

	135,537	178,279
Less current portion	61,916	61,160

	$73,621	$117,119

  Cardizem® LA

  In May 2005, the Company received up-front cash consideration of $105,477,000 in connection with the Kos transaction (as described in note 3). Commencing in 2005, this consideration is being amortized to product sales on a straight-line basis over seven years.

  Ultram® ER

  In November 2005, the Company received $60,000,000 from Ortho-McNeil, Inc. ("OMI") related to the manufacture and supply of Ultram® ER. Commencing in 2006, this prepayment is being amortized to zero through credits against 33% of the total amount of Ultram® ER sold to OMI.

14.   LONG-TERM OBLIGATIONS

	2006	2005
7 7/8% Senior Subordinated Notes due April 1, 2010	$398,902	$400,000
Unamortized discount	(1,183)	(1,551)
Fair value adjustment	1,660	2,103

	399,379	400,552
Zovirax® obligation	11,146	21,884
Vasotec® and Vaseretic® obligation	—	13,622
Deferred compensation	1,266	810

	411,791	436,868
Less current portion	11,146	24,360

	$400,645	$412,508

  7 7/8% Senior Subordinated Notes ("Notes")

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

  In May 2006, the Company commenced a tender offer to purchase up to $56,600,000 principal amount of its Notes at par plus accrued interest. This offer was made to fulfill the Company's obligation following a transfer of assets under the indenture pursuant to which the Notes were issued. This offer was funded with the net proceeds resulting from the transfer of the Company's product rights and certain inventories related to Teveten and Teveten HCT to Kos. On June 29, 2006, the Company made total cash payments of $1,098,000 for the principal amount of Notes tendered prior to the expiration of the tender offer on June 26, 2006. The Company recorded related write-downs to the unamortized deferred financing costs, discount and fair value adjustment associated with the repurchased Notes. The amounts of those write-downs were not significant.

  The fair values of the outstanding Notes, based on quoted market prices, were $407,379,000 and $414,400,000 at December 31, 2006 and 2005, respectively.

  On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount, plus accrued interest (as described in note 27). The Notes have been classified as a long-term obligation on the consolidated balance sheet based on the conditions that existed at December 31, 2006.

  Zovirax® obligation

  This non-interest bearing obligation relates to the amendments to the Zovirax® distribution agreement (as described in note 10), and was discounted based on an imputed interest rate of 3.74%. The final payment of $11,250,000 is due on March 31, 2007.

  Vasotec® and Vaseretic® obligation

  This non-interest bearing obligation related to the acquisition of Vasotec® and Vaseretic® from Merck, and was discounted based on an imputed interest rate of 5.75%. The final payment was made on October 1, 2006.

  Credit facility

  At December 31, 2006 and 2005, the Company had no outstanding borrowings under its $250,000,000 credit facility.

  Effective June 13, 2006, the Company amended and renewed this facility. The amended agreement extends the period of this facility to a three-year term with an annual extension option, compared with a renewable 364-day revolving period with a one-year term period under the previous agreement. The amended agreement contains an accordion feature, which allows this facility to be increased up to $400,000,000, and includes an increase in the minimum shareholders' equity covenant. The amended agreement also eases certain other covenants and contains more favourable interest terms.

  Borrowings under this facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle the entire facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar London Interbank Offering Rate ("LIBOR") or U.S. base rate advances; or Canadian dollar prime rate or bankers' acceptance ("BA") advances; or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's financial covenant ratios at the time of such borrowing.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Other	Total
2007	$—	$11,250	$11,250
2010	398,902	—	398,902

Total gross maturities	398,902	11,250	410,152

Unamortized discounts	(1,183)	(104)	(1,287)
Fair value adjustment	1,660	—	1,660
Deferred compensation	—	1,266	1,266

	$399,379	$12,412	$411,791

  The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from the plan. Accordingly, this obligation does not have a defined maturity.

  Interest

  Interest expense on long-term obligations amounted to $33,450,000, $33,998,000 and $36,963,000 in 2006, 2005 and 2004, respectively. Interest paid on long-term obligations amounted to $31,490,000, $31,378,000 and $32,594,000 in 2006, 2005 and 2004, respectively.

15.   SHAREHOLDERS' EQUITY

  2006 Stock Option Plan

  At the Company's Annual and Special Meeting of Shareholders on June 27, 2006, shareholders voted to approve the Company's 2006 Stock Option Plan, which conforms to all current regulations of the New York and Toronto stock exchanges. Under the 2006 Stock Option Plan, which replaces the Company's 2004 Stock Option Plan, the Company may issue up to 6,000,000 common shares on the exercise of stock options granted to eligible employees, officers and consultants. The Company's non-executive directors are no longer eligible to receive stock options, but instead a significant portion of each director's annual retainer is paid in deferred share units (as described below). The Company has ceased to grant stock options under the 2004 Stock Option Plan, and the remaining 1,132,137 common shares available for issuance under the 2004 Stock Option Plan were removed from the reserve.

  Under the 2006 Stock Option Plan, all stock options granted will expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of the Company), the term of the stock option will be automatically extended to 10 business days following the end of the blackout period. The exercise price of any stock options granted will be not less than the weighted average trading price of the Company's common shares for the five trading days immediately preceding the grant date. The Company will use reserved and unissued common shares to satisfy its obligations under the 2006 Stock Option Plan.

  Stock options generally vest and become exercisable as follows:

  •
  Recruiting — 25% per year on each of the first through fourth anniversaries of the grant date; and

  •
  Incentive — 25% on the date of grant, and 25% per year on each of the first through third anniversaries of the grant date.

  Current year's stock-based compensation expense under SFAS 123R

  The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

  For 2006, the Company recorded total stock-based compensation expense related to stock options as follows:

2006
Cost of goods sold	$1,072
Research and development expenses	1,834
Selling, general and administrative expenses	11,888

$14,794

  As a result of adopting SFAS 123R on January 1, 2006, the Company's net income for 2006 was $14,647,000 lower than if it had continued to account for stock-based compensation under APB 25. Both basic and diluted earnings per share for 2006 were $0.09 lower than if the Company had continued to account for stock-based compensation under APB 25.

  Prior years' pro forma information under SFAS 123

  For 2005 and 2004, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of SFAS 123 had been applied for all stock options granted:

	2005	2004
Net income as reported	$236,221	$160,994
Pro forma stock-based compensation expense determined under
fair value-based method	(4,447)	(20,403)

Pro forma net income	$231,774	$140,591

Basic and diluted earnings per share
As reported	$1.48	$1.01
Pro forma	$1.45	$0.88

  Under SFAS 123, the Company recognized forfeitures as they occurred. As a result, pro forma stock-based compensation expense in 2005 reflected the forfeiture of 1,785,119 (2004 — 299,700) stock options by certain former officers and employees upon their departure from the Company.

  Valuation assumptions

  The fair values of all stock options granted in 2006, 2005 and 2004 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004
Expected option life (years)	4.0	4.0	4.0
Expected volatility	52.9%	53.3%	55.8%
Risk-free interest rate	4.2%	3.7%	3.7%
Expected dividend yield	2.2%	—%	—%

  Expected option life is determined based on historical exercise and forfeiture patterns. Expected volatility is determined based on historical volatility of the Company's common shares over the expected life of the option. The risk-free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the stock option's exercise price and expected annual dividend rate at the time of grant.

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

  Stock option activity

  The following table summarizes stock option activity during 2006:

	Options (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2006	7,932	$25.94
Granted	2,006	24.33
Exercised	(844)	18.28
Forfeited	(1,374)	26.82

Outstanding, December 31, 2006	7,720	$26.15	2.1	$7,342

Vested and exercisable, December 31, 2006	5,403	$28.06	1.4	$3,833

  The weighted average fair values of all stock options granted in 2006, 2005 and 2004 were $9.38, $7.65 and $8.09, respectively. The total intrinsic values of options exercised in 2006, 2005 and 2004 were approximately $5,639,000, $1,469,000 and $3,977,000, respectively. Proceeds received on the exercise of stock options in 2006, 2005 and 2004 were $15,440,000, $2,718,000 and $7,579,000, respectively.

  The following table summarizes non-vested stock option activity during 2006:

	Options (000s)	Weighted Average Grant-Date Fair Value
Non-vested, January 1, 2006	2,311	$8.65
Granted	2,006	9.38
Vested	(1,527)	9.21
Forfeited	(473)	8.79

Non-vested, December 31, 2006	2,317	$8.88

  At December 31, 2006, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $13,600,000, which will be amortized over the weighted-average remaining requisite service period of approximately 19 months. The total fair value of stock options vested in 2006 was $14,075,000.

  Stock options outstanding and exercisable

  The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Range of Exercise Prices	Outstanding (000s)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable (000s)	Weighted Average Exercise Price
$3.52	1	3.6	$3.52	1	$3.52
16.15 - 23.48	3,319	2.1	19.45	2,242	20.09
24.15 - 36.00	3,565	2.4	28.63	2,335	30.71
37.95 - 48.07	835	0.4	42.22	825	42.23

	7,720	2.1	$26.15	5,403	$28.06

  Deferred Share Unit ("DSU") plans

  In May 2005, the Company's Board of Directors adopted DSU plans for its non-employee directors, and the Board of Managers of Biovail Laboratories International SRL adopted a similar plan for its President (Eugene Melnyk). A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents when dividends are paid on the Company's common shares. Non-employee directors receive an annual grant of units, and may elect to receive all or part of their annual retainer fees and committee fees in the form of DSUs. Non-employee directors may not receive any payment in respect of their DSUs until they withdraw from the Board. Mr. Melnyk receives grants of DSUs as part of his employment compensation and may redeem his DSUs for payment at any time.

  The amount of compensation deferred is converted into DSUs based on the average trading price of the Company's common shares for the last five trading days prior to the date of grant. The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense throughout the deferral period to the extent that the trading price of its common shares decreases.

  The following table summarizes the Company's DSU activity during 2006:

	DSUs (000s)	Weighted Average Grant-Date Fair Value
Balance, January 1, 2006	128	$17.58
Granted	29	23.15
Reinvested dividend equivalents	4	19.95
Cancelled	(15)	21.16

Balance, December 31, 2006	146	$18.40

  The overall effect of DSU activity and changes in the trading price of the Company's common shares resulted in compensation expense of $53,000 and $3,027,000 in 2006 and 2005, respectively.

  Employee Stock Purchase Plan ("ESPP")

  The Company's ESPP was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the ESPP. At the discretion of a committee of the Board of Directors that administers the ESPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the ESPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the closing trading price of the Company's common shares on the date on which the offering period ends.

  Dividends declared

  In 2006 and 2005, the Company declared total cash dividends to shareholders of $160,284,000 ($1.00 per share) and $79,779,000 ($0.50 per share), respectively. No dividends were declared in 2004.

  Accumulated other comprehensive income

  The components of accumulated other comprehensive income were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Holding Gain/(Loss) on Available- For-Sale Investments	Total
Balance, January 1, 2004	$17,840	$20,790	$38,630
Other comprehensive income (loss)	10,470	(7,018)	3,452

Balance, December 31, 2004	28,310	13,772	42,082
Other comprehensive income	4,597	2,465	7,062

Balance, December 31, 2005	32,907	16,237	49,144
Other comprehensive income (loss)	872	(10,393)	(9,521)

Balance, December 31, 2006	$33,779	$5,844	$39,623

16.   ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL

  2006

  In September 2006, the Company recorded a $147,000,000 impairment charge to write down the intangible assets associated with its Vasotec® and Vaseretic®, and Glumetza™ product lines (as described in note 9).

  In July 2006, the Company terminated an April 2003 agreement with Athpharma Limited ("Athpharma"), whereby the Company had acquired four cardiovascular products under development. Athpharma reacquired those products from the Company for cash consideration of $4,000,000, which resulted in a corresponding gain on disposal of intangible assets, as the Company had expensed the original cost of the acquired products at date of acquisition. The Company may be entitled to additional consideration of up to $2,000,000 subject to certain developmental milestones, as well as payments based on any future net sales of these products. The Company will only recognize any potential future consideration as additional proceeds on disposal when realized. The Company also obtained an option to license certain intellectual property from Athpharma.

  2005

  In December 2005, the Company recorded a $2,670,000 impairment charge to write down its investment in Series D Preferred Units of Reliant Pharmaceuticals, LLC ("Reliant"). The Company's assessment at that time of the financial performance of Reliant compared with its business plans, as well as its financial condition and earnings prospects, indicated that the $8,929,000 carrying value of this investment might not be fully realized in the foreseeable future.

  In June 2005, the Company wrote off its $727,000 investment in convertible debentures of Procyon Biopharma Inc., following a decision to terminate its license agreement for Fibrostat.

  In May 2005, the Company recorded a $25,507,000 impairment charge on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 3), as well as related costs to transfer of $326,000.

  2004

  In December 2004, the Company recorded a $37,802,000 impairment charge to write down its investment in Ethypharm (as described in note 7).

  In November 2004, following a decision not to reformulate the Rondec product line, the Company recorded a $4,354,000 impairment charge to write off the remaining carrying value of the related product rights.

  In July 2004, the Company received proceeds of $3,000,000 on the sale of the Cedax product rights, which resulted in a gain on disposal of $1,471,000.

17.   LITIGATION SETTLEMENTS

2006
Wellbutrin XL®	$11,667
Adalat CC	2,733

$14,400

  Wellbutrin XL®

  In February 2007, GSK reached a settlement with Andrx Corporation ("Andrx") (which was acquired by Watson Pharmaceuticals, Inc. ("Watson") in November 2006) related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35,000,000 to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, the Company agreed to reimburse GSK for one-third of the payment to Andrx, which was accrued at December 31, 2006, and to pay one-third of the ongoing royalty on sales of 150mg Wellbutrin XL® product.

  Adalat CC

  At December 31, 2006, the Company accrued its one-third share of the total consideration to be paid to settle certain claims related to the Company's licensing of Adalat CC generic products from Elan Corporation plc ("Elan") (as described in note 22).

18.   ACQUIRED RESEARCH AND DEVELOPMENT

  In July 2003, the Company and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-Pharmapass") to advance the development of certain products. In 2004, the Company acquired PPII's remaining interest in BNC-Pharmapass. At the date of acquisition, the increase in the Company's share of the fair values of the products under development by BNC-Pharmapass resulted in a charge of $8,640,000 to acquired research and development expense.

19.   INCOME TAXES

  The components of the provision for income taxes were as follows:

	2006	2005	2004
Current
Domestic	$30	$450	$485
Foreign	14,470	22,100	8,465

	14,500	22,550	8,950
Deferred
Domestic	—	—	—
Foreign	—	—	—

	—	—	—

	$14,500	$22,550	$8,950

  The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2006	2005	2004
Income from continuing operations before provision for income taxes	$222,296	$269,346	$175,159
Loss from discontinued operation	(3,848)	(10,575)	(5,215)

Income before provision for income taxes	218,448	258,771	169,944
Expected Canadian statutory rate	36.3%	36.5%	36.5%

Expected provision for income taxes	79,297	94,451	62,030
Non-deductible amounts:
Amortization	22,656	22,725	23,472
Equity loss	324	423	1,525
Intangible asset impairments	53,390	—	—
Acquired research and development	—	—	3,154
Foreign tax rate differences	(168,597)	(153,686)	(163,648)
Unrecognized income tax benefit of losses	17,960	43,067	78,991
Withholding taxes on foreign income	4,943	3,900	—
Other	4,527	11,670	3,426

	$14,500	$22,550	$8,950

  Income taxes paid amounted to $10,960,000, $9,242,000 and $8,195,000 in 2006, 2005 and 2004, respectively. Stock option exercises did not impact taxes paid in 2006, 2005 and 2004.

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Deferred income taxes have been provided for on the following temporary differences:

	2006	2005
Deferred tax assets
Tax loss carryforwards	$184,796	$187,485
Scientific Research and Experimental Development pool	50,074	49,451
Investment tax credits	36,413	34,236
Provisions	26,103	34,022
Plant, equipment and technology	16,007	17,503
Deferred revenue	9,081	11,856
Intangible assets	867	—
Deferred financing and share issue costs	—	240
Other	3,141	2,480

Total deferred tax assets	326,482	337,273
Less valuation allowance	(325,105)	(333,942)

Net deferred tax assets	1,377	3,331

Deferred tax liabilities
Prepaid expenses	456	1,738
Deferred financing and share issue costs	531	—
Intangible assets	—	964
Other	390	629

Total deferred tax liabilities	1,377	3,331

Net deferred income taxes	$—	$—

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2006, the valuation allowance decreased by $8,837,000 due mainly to enacted tax rate reductions and partial utilization of tax loss carryforwards. In 2005, the valuation allowance increased by $49,862,000, due mainly to higher accumulated tax losses and tax credit carryforwards.

  At December 31, 2006, the Company had accumulated tax losses of approximately $54,900,000 (2005 — $17,000,000) available for federal purposes and approximately $70,400,000 (2005 — $52,700,000) available for provincial purposes in Canada, which expire from 2009 to 2027. The Company also had approximately $37,700,000 (2005 — $32,900,000) of unclaimed Canadian investment tax credits, which expire from 2007 to 2027. These losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively.

  In addition, at December 31, 2006, the Company has pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $188,100,000 (2005 — $169,800,000) available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 (as described in note 27). The payment of the U.S. dollar denominated Notes will likely result in a foreign exchange gain for Canadian income tax purposes. The amount of this gain will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2006, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $146,000,000. If the Notes had been paid at December 31, 2006, one-half of this foreign exchange gain would have been included in the Company's Canadian taxable income, which would have resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above. The payment of the Notes will not result in a foreign exchange gain or loss being recognized in the Company's consolidated financial statements, as these statements are prepared in U.S. dollars.

  At December 31, 2006, the Company has accumulated tax losses of approximately $419,367,000 (2005 — $460,200,000) for federal and state purposes in the U.S., which expire from 2008 to 2025. These losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

20.   DISCONTINUED OPERATION

  In September 2005, the Company's Board of Directors committed to a plan to sell the Company's Nutravail division. Nutravail developed and manufactured nutraceutical and food-ingredient products. This business was not considered strategic to the Company's core pharmaceutical operations. The Company received an offer of $3,000,000 from Futuristic Brands USA, Inc. ("Futuristic") to purchase the inventory and long-lived assets, including intellectual property, of Nutravail. On the consolidated balance sheet at December 31, 2005, the net assets of Nutravail were reported as held for sale at their estimated fair value of $3,000,000 based on the purchase offer received. In 2005, the Company recorded a $5,570,000 impairment charge to write down the carrying values of Nutravail's long-lived assets.

  On May 2, 2006, the Company completed the sale of its Nutravail division to Futuristic. Under the terms of the final sale agreement, the Company is entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years. As a result, at May 2, 2006, the net realized value of Nutravail's inventory and long-lived assets was zero, as no consideration was received from Futuristic at the date of sale, and the Company did not attribute any value to the future payments. The Company recorded an inventory write-off of $1,304,000 to cost of goods sold, and an additional impairment charge to $1,084,000 to write off the remaining carrying values of Nutravail's long-lived assets. The Company does not have a reasonable basis to estimate the amount of the future payments it may receive because the Company does not have any significant continuing involvement in the operations of Nutravail. The Company will recognize any future payments as income once each payment is determinable and collection is reasonably assured, which generally will be upon receipt of the cash payment.

  Because of the distinct nature of its business, Nutravail had identifiable operations and cash flows that were clearly distinguishable from the rest of the Company. Subsequent to May 2, 2006, Nutravail's operations and direct cash flows have been eliminated from the ongoing operations of the Company as a result of the sale transaction. The extent to which the Company is involved in the operations of Nutravail is limited to the Company's ability to receive indirect cash flows from the future payments. The Company has no continuing obligations in connection with the receipt of those payments, and those payments are not expected to be significant to the continuing operations of either the Company or Nutravail. Accordingly, Nutravail has been reported as a discontinued operation in the Company's consolidated statements of income and cash flows.

  For the period ended May 2, 2006, and years ended December 31, 2005 and 2004, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	2006	2005	2004
REVENUE
Product sales	$774	$2,397	$4,344
Research and development	69	1,042	1,173
Royalty and other	446	2,093	1,870

	1,289	5,532	7,387

EXPENSES
Cost of goods sold (including write-off of inventory: 2006 — $1,304; 2005 and 2004 — $ — )	2,160	4,202	6,343
Research and development	1,263	1,931	2,111
Selling, general and administration	630	4,200	3,876
Amortization	—	204	272

	4,053	10,537	12,602

Loss from discontinued operation before asset impairments	(2,764)	(5,005)	(5,215)
Asset impairments	(1,084)	(5,570)	—

Loss from discontinued operation	$(3,848)	$(10,575)	$(5,215)

21.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	2006	2005	2004
Net income	$203,948	$236,221	$160,994

Basic weighted average number of common shares outstanding (000s)	160,060	159,433	159,115
Dilutive effect of stock options (000s)	18	248	143

Diluted weighted average number of common shares outstanding (000s)	160,078	159,681	159,258

Basic and diluted earnings per share	$1.27	$1.48	$1.01

22.   LEGAL PROCEEDINGS

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

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to other actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which can involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, Biovail filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4,600,000,000 in damages from 22 defendants. The complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares. The complaint alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  Defendants include: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendant Hallmark Funds has been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. While it had been removed from New Jersey State Court to Federal Court by the defendants, it has now been remanded back to the New Jersey State Court. No discovery has been conducted. All but one defendant has moved to dismiss the complaint. These motions have yet to be heard by the Court. The time for the defendant Maris to move to dismiss or answer the complaint has been extended, and he is expected to move to dismiss the complaint at that time.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada). In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  A Statement of Defence and Counterclaim was served by Sandoz/the Andrx Group on May 15, 2006. Biovail delivered its reply on May 30, 2006. Pleadings closed in June 2006. The parties are now exchanging affidavits of documents.

  RhoxalPharma Inc., now Sandoz, filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed in the Patent Registry and, on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prevent the issuance of a Notice of Compliance ("NOC") to Sandoz until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was heard on April 3 and 4, 2006 and a decision in favour of Sandoz was released by the court on June 20, 2006. This has effectively ended this proceeding. The issue of Sandoz's entitlement to legal costs remains outstanding.

  Novopharm Limited ("Novopharm") filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has two patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to the listed patents. On January 6, 2005, the Federal Court issued a decision finding that Biovail had not demonstrated that Novopharm's allegations of non-infringement were not justified. The decision had been appealed. However the appeal process did not prevent the issuance of an NOC to Novopharm, which has since occurred with respect to the 150mg. An NOC has not been issued for the 100mg, for reasons that appear to be unrelated to these proceedings. As such the appeal has now been discontinued. The issue of Novopharm's entitlement to legal costs remains outstanding.

  Apotex Inc. ("Apotex") filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that would prevent the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier. The matter was discontinued by the Company on March 8, 2007.

  In August of 2006, Sandoz brought an action under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with their generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under those same regulations, and subsequently dismissed in November of 2005. This action is at an early stage, and Biovail has not seen any evidence to support the allegations made, and cannot assess the merits, if any, of the claim.

  Anchen Pharmaceuticals LLP ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC). On December 14, 2006 the U.S. Food and Drug Administration ("FDA") approved Anchen's ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen and Impax Laboratories Inc. ("Impax"), Anchen selectively waived its 180-day exclusivity to market its 300 mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva on or about December 18, 2006.

  Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently the 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006 the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

  Watson filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

  In February 2007, as a result of comprehensive settlements with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and, with certain defined exceptions, none of Teva, Anchen, Impax or Watson may market a generic version of the 150mg dosage strength of Wellbutrin XL® until 2008.

  Abrika Pharmaceuticals LLP ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States

  District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. Final briefing is scheduled for July 2, 2007, however this date may change. If the court denies Abrika's motion, the case will continue in its ordinary course.

  On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

  On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. The district court has yet to rule on Biovail's amended complaint or second motion for a temporary restraining order and a preliminary injunction.

  On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Amendments to the Food, Drug and Cosmetic Act.

  The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties are required to submit a joint status report to the court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot.

  On July 7, 2005, the Company notified Kos that the Andrx Group had filed with the FDA an ANDA that would, if approved, allow the Andrx Group to market a generic version of the Cardizem® LA product. The Andrx Group's notice letter to the Company alleged that its proposed product would not infringe United States Patent Nos. 5,288,505 ('505) and 5,529,791 ('791), which are listed in the FDA Orange Book as covering Cardizem® LA, and that the '505 patent was invalid. Under the terms of the Kos Agreements, if a generic drug company files an ANDA, the Company has the first right to initiate a lawsuit, and Kos, in its discretion, may initiate suit if the Company elects not to file suit.

  On August 10, 2005, a lawsuit against the Andrx Group in the Company's name was commenced in the United States District Court for the District of Delaware (Civil Action No. 05-586). The complaint averred that Andrx Group's filing of its ANDA constituted infringement of the '791 patent. The Andrx Group's Answer denied infringement of the '791 patent and asserted affirmative defenses of invalidity. In addition, the Andrx Group counterclaimed for declaratory judgment of non-infringement and invalidity. The Andrx Group sought no monetary relief, other than recovery of attorney fees and costs.

  Upon receiving a second Paragraph IV certification from the Andrx Group directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360mg added by an amendment to the Andrx Group's ANDA, on October 14, 2005, a second complaint was filed in the Company's name in the United States District Court for the District of Delaware (Civil Action No. 05-730). The complaint averred that the Andrx Group's Amended ANDA constituted infringement of the '791 patent. The Andrx Group's Answer denied infringement of the '791 patent and asserted affirmative defenses of invalidity. In addition, the Andrx Group counterclaimed for declaratory judgment of non-infringement and invalidity. The Andrx Group sought no monetary relief, other than recovery of attorney fees and costs.

  On September 26, 2005, the Company received a third Paragraph IV certification from the Andrx Group regarding its Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against the Andrx Group for infringement of the '984 patent.

  On September 19, 2006, a fourth patent, U.S. Patent 7,108,866, issued to the Company containing claims relating to Cardizem® LA. The Company subsequently listed the '866 patent in the Orange Book and received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablet strengths via an additional amendment to the Andrx Group's ANDA. On October 4, 2006, a third complaint in the Company's name was filed (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '866 patent.

  Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. Under a revised case schedule, fact and expert discovery is scheduled to close on March 23, 2007, a Markman hearing is now scheduled for May 24, 2007 and trial is scheduled for October 9, 2007. These dates, however, may change.

  If the patents relating to Cardizem® LA are invalid, unenforceable or not infringed, the Andrx Group, subject to FDA approval, could commence producing and selling a generic version of the Cardizem® LA product.

  Product liability

  Biovail Pharmaceuticals Inc. ("BPI") along with a number of other defendants has been named in two complaints — one in the Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and the other in the United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a complaint in the second case nor has there been any other form of activity in this action as it relates to the Company. For these reasons, the Company filed a motion seeking to be dismissed from the action, which the Court granted on August 28, 2006.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal courts have been transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for the Andrx Group's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal plaintiffs have appealed. The Court has also granted the Company's motion for Summary Judgment in a further case filed in the United States District Court for the District of Columbia after Biovail's Motion for Summary Judgment in the other federal actions had been fully briefed, and which has been appealed to the United States Court of Appeals for the District of Columbia Circuit. This appeal, as well as the other appeals filed by Plaintiffs to the original lawsuits dismissed by the District Court, have been consolidated by the Court of Appeals. The Court has also set a briefing schedule for the consolidated appeals with briefing to begin this year at the end of March and conclude by the end of May. The Company has brought the Court's decision on Biovail's Motion for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the Federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they have. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the complaint with prejudice. The plaintiffs have moved the Court to reconsider its decision, which the Court denied. The Company has been notified that the Plaintiffs intend to appeal that decision. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The consumer and "indirect purchasers" claims were refiled in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties have reached agreement for a settlement subject to completion of the necessary documentation and approval of the court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. The Company's one-third share is $2,733,000. On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  Securities class actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers and directors as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company has opposed that motion. That motion is expected to be heard on March 23, 2007. Discovery in this case is ongoing, and the action is now proceeding on its merits through normal legal process. The Company continues to defend itself vigorously, but cannot predict the eventual outcome of the case.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Securities Act, R.S.O. 1990, c. S.5, and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Complaint. The claim was served on the Company and named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

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

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in substantial part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which essentially repeated the allegations and asserted that that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications commencing in 2002 and continuing to the date of the counterclaim. Mr. Melnyk alleged that Mr. Treppel's statements caused damage to his professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk, filed a second motion to dismiss, directed at some of the claims. Mr. Treppel responded with a motion to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court issued its order on those motions. The Court granted in part and denied in part the motion by the Biovail defendants, and dismissed the case with prejudice against three of the five defendants. In the Order, the Judge further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

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

  Counsel for the City of New York and for all the counties in New York (other than Erie, Oswego and Schenectady) that had sued Biovail have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. Remand motions are pending and no discovery is currently being taken in these removed cases.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be significant.

  Governmental and regulatory inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("AODM") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The Company has met with the AODM and have described the precautionary steps it took to ensure that the program met the applicable rules and regulations. These steps included relying on advice from various external advisors as well as relying on a representation from the company Biovail engaged to design the program. The Company believes it has acted properly in connection with the P.L.A.C.E. program and is cooperating fully with the AODM to resolve this matter; however, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's financial reporting for the fiscal year 2003. On March 3, 2005, the Company received a subpoena from the SEC. The subpoena reflects the fact that the Commission has entered a formal order of investigation. The subpoena seeks information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The SEC also subpoenaed individual Company employees, who testified before the SEC. On March 17, 2006, the Company received a subpoena from the SEC related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") is investigating as described below. The Company has received additional subpoenas from the SEC requesting additional documents, including documents relating to the Company's production of documents to date. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available.

  On Sept 28, 2006, Dec 5, 2006, and Jan 10, 2007, the Company signed tolling agreements with the SEC. The current tolling period ends July 31, 2007. The Company continues to cooperate fully with the SEC by providing responsive documents and making Company representatives available. The Company cannot predict either the outcome or the timing of when this matter may be resolved.

  Recently, the Company was contacted by the United States Attorney's Office for the Eastern District of New York, who informed the Company that they were conducting an investigation into the same matters that the SEC is investigating. The Company is cooperating fully with the investigation.

  Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC had also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised that it is investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. Subsequently, the OSC advised the Company that it is also investigating whether the Company has improperly recognized revenue for accounting purposes in relation to the financial statements filed by the Company for each of the four quarters in 2001 and 2002 and related disclosure issues. The Company understands that these investigations remain ongoing, and cannot predict the outcome or the timing of when this matter may be resolved.

  Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Ontario Securities Act would be held. The respondents in the hearing include Chairman Eugene Melnyk and a former director of the Company, among others. The Company is not a party to this proceeding. The hearing is currently scheduled to be held during 2007.

23.   COMMITMENTS AND CONTINGENCIES

  Operating lease commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense was $8,772,000, $10,415,000 and $10,300,000 in 2006, 2005 and 2004, respectively.

  Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2007	$6,219
2008	5,342
2009	4,422
2010	3,614
2011	3,574
Thereafter	11,438

Total minimum future rental payments	$34,609

  Minimum future rental payments have not been reduced by the following sublease rentals due under non-cancelable subleases: 2007 —$698,000; 2008 — $547,000; and 2009 — $38,000.

  Other commitments

  Commitments related to capital expenditures totaled $3,100,000 at December 31, 2006.

  Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of goods sold amounted to $6,883,000, $8,838,000 and $9,226,000 in 2006, 2005 and 2004, respectively.

  Under certain licensing agreements, the Company may be required to make payments upon the achievement of specific developmental, regulatory, or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2006.

  Product liability insurance

  The Company is self-insured for up to the first $12,500,000 of costs incurred relating to product liability claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were not material at December 31, 2006.

  Indemnification provisions

  In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. These provisions include, but are not limited to, indemnifications provided to Kos for lost profits in the event of a Cardizem® LA supply failure, or the entry of generic competition to Cardizem® LA prior to December 31, 2008. With the exception of Kos's estimated lost profits claim (as described in note 12), no material amounts were accrued at December 31, 2006 for the Company's obligations under any of these provisions.

24.   RELATED PARTY TRANSACTIONS

  In May 2006, the Company named Dr. Peter Silverstone as Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone joined Biovail from Global IQ, a clinical research organization that he co-founded in 1999, where he served as Chief Medical Officer. Global IQ has in the past provided clinical research services to Biovail, and prior to Dr. Silverstone's joining Biovail, the Company had selected Global IQ as the preferred vendor for a new clinical study for a particular product. In connection with this study, Global IQ has been providing services for a long-term safety study and may provide other Phase III clinical work in the future in respect of this product. Global IQ has invoiced the Company a total of $1,980,000 for this study up to and including December 31, 2006. At December 31, 2006, $220,000 of this amount remained outstanding. It is currently anticipated that the study in respect of this product will continue for a period of at least one year. While clinical research studies are within Dr. Silverstone's area of management and control, the Company has taken steps to ensure that he is not involved in any financial decisions in connection with any services provided or to be provided by Global IQ. Further, the Company has stated that Global IQ will no longer be eligible to bid to perform services for Biovail in connection with any new clinical programs for other products until Dr. Silverstone has disposed of his interest in Global IQ to an arm's-length party.

  In 2006, Mr. Melnyk, Chairman of Biovail, reimbursed the Company $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by the Company's Board of Directors that the investment opportunity was not, and would not in future be, of interest to Biovail.

25.   PROMOTIONAL SERVICES AGREEMENT

  On December 15, 2006, the Company entered into an exclusive promotional services agreement with Sciele Pharma, Inc. ("Sciele"), whereby Sciele will provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream in the U.S. Sciele is solely responsible for the cost of maintaining a field sales force, and has committed to spending a minimum amount each year on promotional activities. Commencing in 2007, the Company will pay Sciele an annual fee as compensation for its promotion of Zovirax®. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year. This agreement continues until December 2011.

26.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

  Geographic information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2006	2005	2004	2006	2005	2004
Canada	$89,920	$112,847	$110,511	$126,194	$116,337	$108,988
U.S. and Puerto Rico	969,019	812,535	760,175	183,763	182,876	184,793
Barbados	—	—	—	719,439	942,746	1,007,448
Other countries	11,590	10,154	8,470	25,973	27,684	27,134

	$1,070,529	$935,536	$879,156	$1,055,369	$1,269,643	$1,328,363

(1)
Revenue is attributed to countries based on the location of the customer.

(2)
Consists of property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired businesses, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers that accounted for 10% or more of the Company's total revenue:

	Percentage of Total Revenue
	2006	2005	2004
Customer A	42%	38%	36%
Customer B	12%	15%	17%
Customer C	12%	14%	13%

27.   SUBSEQUENT EVENTS

  Ethypharm

  On February 21, 2007, the Company entered into a share transfer agreement pursuant to which it has agreed to sell all or a part of its common shares of Ethypharm. Subject to certain conditions precedent being satisfied, it is anticipated that this transaction will close in April 2007. As consideration for such transfer the Company will receive cash in an amount to be determined at the closing date. The Company has agreed, upon closing, to invest a portion of the net proceeds of the sale to purchase a minority interest in the acquiring company.

  Notes redemption

  On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount, plus accrued interest. At the redemption date, the Company expects to record a charge of $7,854,000 in respect of the early redemption premium to be paid to the holders of the Notes. In addition, the Company expects to record a write-off of $5,025,000 related to the total unamortized deferred financing costs, discount and fair value adjustment associated with the Notes.

  The Company expects that the redemption of the Notes will result in a foreign exchange gain for Canadian income tax purposes (as described in note 19). Taking that expectation into consideration, the Company believes it is more likely than not that it will generate sufficient taxable income in Canada in 2007 to utilize a portion of its deferred tax assets, which is expected to result in a corresponding reduction in the valuation allowance on those assets.

27.   SUBSEQUENT EVENTS

  Wellbutrin XL® settlement

  On March 5, 2007, the Company announced a comprehensive settlement with Anchen, Impax, Watson and Teva related to Wellbutrin XL® (as described in notes 17 and 22).

  Dividends declared

  On March 14, 2007, the Company's Board of Directors declared a cash dividend of $0.375 per share, payable on April 3, 2007 to shareholders of record at March 26, 2007.

28.   COMPARATIVE FIGURES

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2006.

29.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company has commenced preparing its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For interim and annual periods in 2006 and 2007, the Company will include in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's consolidated net income as reported under U.S. GAAP and the Company's consolidated net income that would have been reported under Canadian GAAP:

	2006	2005	2004
Net income under U.S. GAAP	$203,948	$236,221	$160,994
Canadian GAAP adjustments
Acquired research and development amortization expense(1)	(49,316)	(98,112)	(98,112)
Impairment of acquired research and development(2)	(9,504)	(45,046)	—
Gain on disposal of acquired research and development(3)	(4,000)	—	—
Purchase of acquired research and development(4)	—	—	8,640
Stock-based compensation expense(5)	—	(4,447)	(20,403)
Other	477	411	1,628

Net income under Canadian GAAP	$141,605	$89,027	$52,747

Basic and diluted earnings per share under Canadian GAAP
Income from continuing operations	$0.91	$0.62	$0.36
Net income	$0.88	$0.56	$0.33

  The following table presents a reconciliation of the Company's consolidated balance sheets as reported under U.S. GAAP and the Company's consolidated balance sheets that would have been reported under Canadian GAAP:

	2006	2005
Total assets under U.S. GAAP	$2,175,112	$2,028,812

Canadian GAAP adjustments
Marketable securities/Long-term investments
Net unrealized holding gain on available-for-sale investments(6)	(5,844)	(16,237)
Intangible assets, net
Acquired research and development(1),(2),(3),(4)	112,299	175,121
Goodwill
Value of consideration paid on acquisition of Fuisz Technologies Ltd. ("Fuisz")(7)	7,763	7,763
Settlement of Fuisz pre-acquisition contract(8)	(7,460)	(7,460)
Other	2,312	2,312
Other assets, net	(1,763)	(2,218)

Total assets under Canadian GAAP	$2,282,419	$2,188,093

	2006	2005
Total liabilities under U.S. GAAP	$890,185	$808,456

Canadian GAAP adjustments
Long-term obligations	66	88

Total liabilities under Canadian GAAP	$890,251	$808,544

	2006	2005
Total shareholders' equity under U.S. GAAP	$1,284,927	$1,220,356

Canadian GAAP adjustments
Common shares
Stock-based compensation(5)	43,547	36,779
Accretion of convertible debt(9)	26,116	26,116
Value of consideration paid on acquisition of Fuisz(7)	7,763	7,763
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation(5)	58,732	65,500
Deficit
Acquired research and development(1),(2),(3),(4)	112,299	175,121
Stock-based compensation(5)	(102,279)	(102,279)
Accretion of convertible debt(9)	(26,116)	(26,116)
Settlement of Fuisz pre-acquisition contract(8)	(7,460)	(7,460)
Other	2,183	1,706
Cumulative translation adjustment
Net unrealized holding gain on available-for-sale investments(6)	(5,844)	(16,237)

Total shareholders' equity under Canadian GAAP	$1,392,168	$1,379,549

Total liabilities and shareholders' equity under Canadian GAAP	$2,282,419	$2,188,093

  (1)
  Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives.

  (2)
  Under Canadian GAAP, the Company recorded impairment charges of $9,504,000 and $45,046,000 in 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued.

  (3)
  Under U.S. GAAP, the Company recorded a $4,000,000 gain in 2006 on the disposal to Athpharma of certain products under development (as described in note 16). Under Canadian GAAP, the cash consideration received from Athpharma was recorded against the carrying value of the related acquired research and development asset, which resulted in no gain or loss on disposal.

  (4)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and having no alternative future use must be written-off at the time of acquisition. In 2004, the Company acquired PPII's remaining interest in BNC-Pharmapass, which resulted in a charge of $8,640,000 to acquired research and development expense (as described in note 18).

  (5)
  Under U.S. GAAP, prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in 2005 or 2004. Effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees, including grants of employee stock options. Stock option forfeitures are estimated at the date of grant.

    Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation cost on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating to the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996. Stock option forfeitures are recognized as they occur.

  (6)
  Under U.S. GAAP, long-term investments with readily determinable market values are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income.

    Under Canadian GAAP, long-term investments are accounted for using the cost method. Declines in the fair value of these investments below their cost bases that are considered to be other-than-temporary are recognized in net income.

  (7)
  Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the acquisition agreement. Under Canadian GAAP, the acquisition of Fuisz was valued based on the average price of the Company's common shares at the date of acquisition on November 12, 1999. The effect was that, under Canadian GAAP, the value of the common shares issued was higher by $7,763,000, which increased the goodwill acquired by an equal amount.

  (8)
  Under U.S. GAAP, the cash settlement of a Fuisz pre-acquisition contract and the issuance of additional common shares in 2000 related to the acquisition of Fuisz were allocated to goodwill acquired. Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (9)
  Under U.S. GAAP, no portion of the proceeds from the issuance of the Company's Convertible Subordinated Preferred Equivalent Debentures ("Debentures") in 2000 was attributed to the conversion feature.

    Under Canadian GAAP, a portion of the proceeds from the issuance of the Debentures was attributed to the holder conversion option. The portion of the debt conversion premium recorded on the redemption of the Debentures in 2001 that was related to the holder conversion option was charged to retained earnings.

  There were no material differences between the Company's consolidated cash flows as reported under U.S. GAAP and the Company's consolidated cash flows that would have been reported under Canadian GAAP.

  Recent accounting pronouncements under Canadian GAAP

  Recent accounting pronouncements under Canadian GAAP include the following:

  In July 2006, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1506, "Accounting Changes", which replaces the former Section 1506. Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. Section 1506 requires retrospective application of changes in accounting policy, unless doing so is impracticable. Changes in accounting estimates are generally recognized prospectively, and material prior period errors are corrected retrospectively. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007.

  In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income"; Section 3855, "Financial Instruments — Recognition and Measurement"; and Section 3865, "Hedges". Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and losses would be recognized in comprehensive income. Section 3865 builds on existing Accounting Guideline No. 13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006. On the adoption of these standards effective January 1, 2006, the Company will designate certain investments as available-for-sale and remeasure those investments at fair value, which will result in a corresponding adjustment to the opening balance of a new separate section of shareholders' equity called accumulated other comprehensive income. The Company is currently evaluating the effect that the adoption of these standards will have on its consolidated financial statements.

  Comparative consolidated financial statements

  The tables on the following pages present comparative figures as previously reported under Canadian GAAP.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2006

  Consolidated Balance Sheets

	At December 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
ASSETS
Current
Cash and cash equivalents	$834,540	$445,289	$445,289
Marketable securities	—	505	511
Accounts receivable	129,247	132,699	132,699
Inventories	78,781	89,473	89,473
Deposits and prepaid expenses	15,056	14,923	14,923
Assets of discontinued operation held for sale	—	1,893	1,893

	$1,057,624	$684,782	$684,788

Marketable securities	5,677	6,859	6,920
Long-term investments	56,442	66,421	50,117
Property, plant and equipment, net	211,979	199,567	199,567
Intangible assets, net	697,645	910,276	1,085,397
Goodwill	100,294	100,294	102,909
Other assets, net	45,451	59,506	57,288
Long-term assets of discontinued operation held for sale	—	1,107	1,107

	$2,175,112	$2,028,812	$2,188,093

LIABILITIES
Current
Accounts payable	44,988	61,453	61,453
Dividends payable	80,222	—	—
Accrued liabilities	115,619	88,870	88,870
Accrued contract losses	54,800	—	—
Income taxes payable	41,596	37,713	37,713
Deferred revenue	61,916	61,160	61,160
Current portion of long-term obligations	11,146	24,360	24,360

	$410,287	$273,556	$273,556

Deferred revenue	73,621	117,119	117,119
Deferred leasehold inducements	5,632	5,273	5,273
Long-term obligations	400,645	412,508	412,596

	$890,185	$808,456	$808,544

SHAREHOLDERS' EQUITY
Common shares	1,476,930	1,461,077	1,530,035
Additional paid-in capital	14,952	377	65,877
Deficit	(246,578)	(290,242)	(249,270)
Accumulated other comprehensive income/Cumulative translation adjustment	39,623	49,144	32,907

	$1,284,927	$1,220,356	$1,379,549

	$2,175,112	$2,028,812	$2,188,093

  Consolidated Statements of Income

	Years Ended December 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$1,024,085	$884,267	$884,267
Research and development	21,593	27,949	27,949
Royalty and other	24,851	23,320	23,320

	$1,070,529	$935,536	$935,536

EXPENSES
Cost of goods sold	223,281	206,531	206,816
Research and development	95,479	88,437	88,884
Selling, general and administrative	238,441	227,394	231,109
Amortization	56,457	62,260	160,372
Asset impairments, net of gain on disposal	143,000	29,230	74,276
Restructuring costs	15,126	19,810	19,810
Contract losses	54,800	—	—
Litigation settlements	14,400	—	—

	$840,984	$633,662	$781,267

Operating income	229,545	301,874	154,269
Interest income	29,199	7,175	7,175
Interest expense	(35,203)	(37,126)	(36,715)
Foreign exchange loss	(716)	(1,417)	(1,417)
Equity loss	(529)	(1,160)	(1,160)

Income from continuing operations before provision for income taxes	222,296	269,346	122,152
Provision for income taxes	14,500	22,550	22,550

Income from continuing operations	207,796	246,796	99,602
Loss from discontinued operation	(3,848)	(10,575)	(10,575)

Net income	$203,948	$236,221	$89,027

Basic and diluted earnings (loss) per share
Income from continuing operations	1.30	1.55	0.62
Loss from discontinued operation	(0.03)	(0.07)	(0.06)

Net income	$1.27	$1.48	$0.56

Weighted average number of common shares outstanding (000s)
Basic	160,060	159,433	159,433
Diluted	160,078	159,681	159,433

  Consolidated Statements of Cash Flows

	Years Ended December 31
	2006	2005	2005
	(U.S. GAAP)	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$203,948	$236,221	$89,027
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	104,279	101,842	199,954
Amortization and write-down of deferred financing costs	2,300	3,445	3,445
Amortization and write-down of discounts on long-term obligations	1,291	2,420	2,009
Stock-based compensation	14,794	—	4,825
Asset impairments	151,140	29,230	74,276
Gain on disposal of intangible assets	(4,000)	—	—
Accrued contract losses	54,800	—	—
Equity loss	529	1,160	1,160
Loss from discontinued operation	3,848	10,575	10,575
Receipt of leasehold inducements	835	805	805
Other	(396)	(1,063)	(1,441)
Changes in operating assets and liabilities:
Accounts receivable	1,881	15,582	15,582
Inventories	10,906	16,624	16,624
Deposits and prepaid expenses	(311)	1,101	1,101
Accounts payable	(12,999)	17,027	17,027
Accrued liabilities	28,094	5,605	5,605
Income taxes payable	3,897	13,343	13,343
Deferred revenue	(42,319)	47,962	47,962

Net cash provided by continuing operating activities	$522,517	$501,879	$501,879

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(44,802)	(37,807)	(37,807)
Proceeds from sales and maturities of marketable securities	4,854	6,296	6,296
Proceeds on disposal of intangible assets, net of withholding tax	4,000	98,127	98,127
Purchases of marketable securities	(3,196)	(8,791)	(8,791)
Acquisitions of long-term investments	(1,303)	—	—
Acquisitions of intangible assets	—	(26,000)	(26,000)

Net cash provided by (used in) continuing investing activities	$(40,447)	$31,825	$31,825

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(80,062)	(79,779)	(79,779)
Repayments of other long-term obligations	(25,455)	(39,587)	(39,587)
Issuance of common shares	15,634	2,990	2,990
Financing costs paid	(1,275)	(1,300)	(1,300)
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Payment on termination of interest rate swaps	—	(1,419)	(1,419)

Net cash used in continuing financing activities	$(92,256)	$(119,095)	$(119,095)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(3,770)	(3,770)
Net cash used in investing activities	—	(47)	(47)

Net cash used in discontinued operation	(558)	(3,817)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	(5)	173	173

Net increase in cash and cash equivalents	389,251	410,965	410,965
Cash and cash equivalents, beginning of year	445,289	34,324	34,324

Cash and cash equivalents, end of year	$834,540	$445,289	$445,289

QuickLinks

TABLE OF CONTENTS GENERAL INFORMATION
PART I
In accordance with U.S. GAAP (All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
PART II
PART III
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS