Form 20-F/A
period 2006-12-31
BIOVAIL CORP INTERNATIONAL
filed 2007-05-23
CIK 885590

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

GENERAL INFORMATION

i

	A.	Share Capital	132
	B.	Memorandum and Articles of Association	132
	C.	Material Contracts	133
	D.	Exchange Controls	133
	E.	Taxation	135
	F.	Dividends and Paying Agents	138
	G.	Statements by Experts	138
	H.	Documents on Display	138
	I.	Subsidiary Information	139
Item 11	Quantitative and Qualitative Disclosures About Market Risk		139
Item 12	Description of Securities Other Than Equity Securities		139
	A.	Debt Securities	139
	B.	Warrants and Rights	139
	C.	Other Securities	139
	D.	American Depository Shares	139
	PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies		140
Item 14	Material Modification to the Rights of Security Holders and Use of Proceeds		140
Item 15	Controls and Procedures		140
Item 16	[RESERVED]		141
Item 16A	Audit Committee Financial Expert		141
Item 16B	Code of Ethics		141
Item 16C	Principal Accounting Fees and Services		141
Item 16D	Exemptions from the Listing Standards for Audit Committee		141
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchases		141
	PART III
Item 17	Financial Statements		142
Item 18	Financial Statements		142
Item 19	Exhibits		142

Explanatory Note

Overview

        This Amendment No. 1 on Form 20-F/A (the "Form 20-F") amends and restates the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the "Original Form 20-F"). In this Form 20-F, Biovail Corporation (the "Company") is restating its consolidated financial statements and other financial information for each of the fiscal years 2006, 2005 and 2004, and for each of the quarters in fiscal years 2006 and 2005, as well as other financial information for fiscal year 2003. Previously filed annual reports on Form 20-F and quarterly reports on Form 6-K affected by the restatements have not been amended and should not be relied upon.

Background

        As previously disclosed in the Company's quarterly report on Form 6-K for the three months ended March 31, 2007, during the 2007 first quarter financial statement close process, management detected a data error in a supporting schedule used to (a) track quantities of Zovirax® products that the Company may purchase at reduced supply prices from GlaxoSmithKline plc ("GSK"), and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. As a result of the error, cost of goods sold has been adjusted for an overstatement of amortization expense. At December 31, 2006, the cumulative effect of this adjustment was an increase of $17.3 million to previously reported net income. The reversal of the cumulative adjustment will affect net income negatively over the period that the long-term asset is being amortized, which is based on a revised amortization schedule that commences in fiscal 2007.

        The restatement resulted from material weaknesses in internal control over financial reporting, namely, that the Company did not have adequate internal controls around the development and usage of spreadsheets in the location where the data error occurred, and around the review and related analysis of those spreadsheets by local management.

        As a result of the preceding restatement, the Company is required to correct other known errors in prior periods that were previously deemed to be immaterial. Management identified two such instances — one related to Cardizem® LA revenue recognition and the other related to foreign currency translation.

        The Company has revised its previous accounting for a cumulative pricing adjustment related to Cardizem® LA sold to Kos Pharmaceuticals, Inc. ("Kos"). That adjustment resulted from price increases implemented by Kos during the period from May 2, 2005 to September 30, 2006. As previously disclosed, the Company originally recorded the entire amount of that adjustment in product sales revenue in the third quarter of 2006. The Company has now reallocated a share of that adjustment to each of the affected interim periods. At December 31, 2006, the cumulative effect of this reallocation on previously reported net income was zero.

        The Company has also corrected the classification of certain foreign currency translation gains and losses from accumulated other comprehensive income to net income. Those gains and losses were primarily related to long-term intercompany balances between the Company and its Irish subsidiary group. At December 31, 2006, the cumulative effect of this correction was a decrease of $3.5 million to previously reported net income.

        There was no income tax impact resulting from the foregoing adjustments.

Impacts of Adjustments

        The following tables set forth the impacts of the foregoing adjustments on affected line items within the Company's previously reported net income or loss for each of the fiscal years 2006, 2005, 2004 and 2003, and for each of the quarters in fiscal years 2006 and 2005. The restatement has no effect on the Company's cash flows or liquidity, and its impact on the Company's financial position at the end of each of the restated periods is immaterial.

	Cumulative Effect Through December 31, 2006	2006	2005	2004	2003
	($ in 000s; Income (Expense))
Product sales revenue	$—	$(2,807)	$2,807	$—	$—
Cost of goods sold	17,330	12,129	5,201	—	—
Foreign exchange	(3,485)	(1,644)	2,211	(1,195)	(2,857)

Impact on net income or loss	$13,845	$7,678	$10,219	$(1,195)	$(2,857)

	2006					2005
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
	($ in 000s; Income (Expense))
Product sales revenue	$2,106	$2,337	$(7,250)	$—	$(2,807)	$—	$981	$1,162	$664	$2,807
Cost of goods sold	2,137	3,251	3,523	3,218	12,129	—	242	1,598	3,361	5,201
Foreign exchange	(293)	(905)	115	(561)	(1,644)	778	1,175	63	195	2,211

Impact on net income or loss	$3,950	$4,683	$(3,612)	$2,657	$7,678	$778	$2,398	$2,823	$4,220	$10,219

Consolidated Balance Sheets

        The following tables set forth the Company's previously reported and restated consolidated balance sheets for each of the quarters in fiscal years 2006 and 2005:

	At March 31, 2006			At June 30, 2006
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS
Current
Cash and cash equivalents	$512,819	$—	$512,819	$571,326	$—	$571,326
Accounts receivable	105,523	4,913	110,436	121,009	7,250	128,259
Inventories	91,654	—	91,654	87,650	—	87,650
Deposits and prepaid expenses	11,815	—	11,815	8,081	—	8,081

	721,811	4,913	726,724	788,066	7,250	795,316

Marketable securities	7,620	—	7,620	5,627	—	5,627
Long-term investments	68,983	—	68,983	67,024	—	67,024
Property, plant and equipment, net	210,066	—	210,066	221,478	—	221,478
Intangible assets, net	893,158	—	893,158	876,040	—	876,040
Goodwill	100,294	—	100,294	100,294	—	100,294
Other assets, net	56,694	7,338	64,032	53,595	10,589	64,184

	$2,058,626	$12,251	$2,070,877	$2,112,124	$17,839	$2,129,963

LIABILITIES
Current
Accounts payable	$37,199	$—	$37,199	$40,974	$—	$40,974
Accrued liabilities	110,328	—	110,328	92,482	—	92,482
Income taxes payable	38,609	—	38,609	41,882	—	41,882
Deferred revenue	52,627	—	52,627	61,905	—	61,905
Current portion of long-term obligations	24,654	—	24,654	17,848	—	17,848

	263,417	—	263,417	255,091	—	255,091

Deferred revenue	112,327	—	112,327	94,633	—	94,633
Deferred leasehold inducements	5,366	—	5,366	5,757	—	5,757
Accrued contract losses	—	—	—	4,500	—	4,500
Long-term obligations	401,464	—	401,464	400,546	—	400,546

	782,574	—	782,574	760,527	—	760,527

SHAREHOLDERS' EQUITY
Common shares	1,464,072	—	1,464,072	1,472,661	—	1,472,661
Additional paid-in capital	7,250	—	7,250	10,139	—	10,139
Deficit	(245,733)	10,117	(235,616)	(185,165)	14,800	(170,365)
Accumulated other comprehensive income	50,463	2,134	52,597	53,962	3,039	57,001

	1,276,052	12,251	1,288,303	1,351,597	17,839	1,369,436

	$2,058,626	$12,251	$2,070,877	$2,112,124	$17,839	$2,129,963

v

	At September 30, 2006			At December 31, 2006
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS
Current
Cash and cash equivalents	$629,500	$—	$629,500	$834,540	$—	$834,540
Accounts receivable	200,737	—	200,737	129,247	—	129,247
Inventories	81,255	—	81,255	78,781	—	78,781
Deposits and prepaid expenses	14,659	—	14,659	15,056	—	15,056

	926,151	—	926,151	1,057,624	—	1,057,624

Marketable securities	5,676	—	5,676	5,677	—	5,677
Long-term investments	59,228	—	59,228	56,442	—	56,442
Property, plant and equipment, net	221,209	—	221,209	211,979	—	211,979
Intangible assets, net	711,922	—	711,922	697,645	—	697,645
Goodwill	100,294	—	100,294	100,294	—	100,294
Other assets, net	49,288	14,112	63,400	45,451	17,330	62,781

	$2,073,768	$14,112	$2,087,880	$2,175,112	$17,330	$2,192,442

LIABILITIES
Current
Accounts payable	$36,762	$—	$36,762	$44,988	$—	$44,988
Dividends payable	—	—	—	80,222	—	80,222
Accrued liabilities	103,576	—	103,576	115,619	—	115,619
Accrued contract losses	6,800	—	6,800	54,800	—	54,800
Income taxes payable	38,010	—	38,010	41,596	—	41,596
Deferred revenue	69,968	—	69,968	61,916	—	61,916
Current portion of long-term obligations	18,048	—	18,048	11,146	—	11,146

	273,164	—	273,164	410,287	—	410,287

Deferred revenue	78,979	—	78,979	73,621	—	73,621
Deferred leasehold inducements	5,740	—	5,740	5,632	—	5,632
Accrued contract losses	44,500	—	44,500	—	—	—
Long-term obligations	400,585	—	400,585	400,645	—	400,645

	802,968	—	802,968	890,185	—	890,185

SHAREHOLDERS' EQUITY
Common shares	1,473,057	—	1,473,057	1,476,930	—	1,476,930
Additional paid-in capital	13,017	—	13,017	14,952	—	14,952
Deficit	(261,645)	11,188	(250,457)	(246,578)	13,845	(232,733)
Accumulated other comprehensive income	46,371	2,924	49,295	39,623	3,485	43,108

	1,270,800	14,112	1,284,912	1,284,927	17,330	1,302,257

	$2,073,768	$14,112	$2,087,880	$2,175,112	$17,330	$2,192,442

	At March 31, 2005			At June 30, 2005
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS
Current
Cash and cash equivalents	$83,922	$—	$83,922	$245,443	$—	$245,443
Marketable securities	1,933	—	1,933	1,257	—	1,257
Accounts receivable	115,383	—	115,383	99,017	981	99,998
Inventories	118,834	—	118,834	101,195	—	101,195
Deposits and prepaid expenses	11,679	—	11,679	7,995	—	7,995

	331,751	—	331,751	454,907	981	455,888

Long-term investments	65,557	—	65,557	67,043	—	67,043
Property, plant and equipment, net	184,950	—	184,950	179,625	—	179,625
Intangible assets, net	961,771	—	961,771	892,819	—	892,819
Goodwill	100,294	—	100,294	100,294	—	100,294
Other assets, net	59,324	—	59,324	121,755	242	121,997

	$1,703,647	$—	$1,703,647	$1,816,443	$1,223	$1,817,666

LIABILITIES
Current
Accounts payable	$37,792	$—	$37,792	$33,885	$—	$33,885
Accrued liabilities	92,733	—	92,733	120,417	—	120,417
Income taxes payable	22,761	—	22,761	22,732	—	22,732
Deferred revenue	6,963	—	6,963	20,530	—	20,530
Current portion of long-term obligations	33,829	—	33,829	24,396	—	24,396

	194,078	—	194,078	221,960	—	221,960

Deferred revenue	15,500	—	15,500	103,881	—	103,881
Deferred leasehold inducements	5,075	—	5,075	4,955	—	4,955
Long-term obligations	430,722	—	430,722	423,997	—	423,997

	645,375	—	645,375	754,793	—	754,793

SHAREHOLDERS' EQUITY
Common shares	1,457,072	—	1,457,072	1,457,264	—	1,457,264
Additional paid-in capital	1,450	—	1,450	1,450	—	1,450
Deficit	(435,552)	(3,274)	(438,826)	(431,845)	(876)	(432,721)
Accumulated other comprehensive income	35,302	3,274	38,576	34,781	2,099	36,880

	1,058,272	—	1,058,272	1,061,650	1,223	1,062,873

	$1,703,647	$—	$1,703,647	$1,816,443	$1,223	$1,817,666

	At September 30, 2005			At December 31, 2005
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS
Current
Cash and cash equivalents	$326,727	$—	$326,727	$445,289	$—	$445,289
Marketable securities	931	—	931	505	—	505
Accounts receivable	125,716	2,143	127,859	132,699	2,807	135,506
Inventories	88,103	—	88,103	89,473	—	89,473
Deposits and prepaid expenses	11,042	—	11,042	14,923	—	14,923
Assets of discontinued operation held for sale	3,865	—	3,865	1,893	—	1,893

	556,384	2,143	558,527	684,782	2,807	687,589

Marketable securities	—	—	—	6,859	—	6,859
Long-term investments	76,014	—	76,014	66,421	—	66,421
Property, plant and equipment, net	187,678	—	187,678	199,567	—	199,567
Intangible assets, net	874,670	—	874,670	910,276	—	910,276
Goodwill	100,294	—	100,294	100,294	—	100,294
Other assets, net	117,309	1,840	119,149	59,506	5,201	64,707
Long-term assets of discontinued operation held for sale	375	—	375	1,107	—	1,107

	$1,912,724	$3,983	$1,916,707	$2,028,812	$8,008	$2,036,820

LIABILITIES
Current
Accounts payable	$36,852	$—	$36,852	$61,453	$—	$61,453
Accrued liabilities	89,728	—	89,728	88,870	—	88,870
Income taxes payable	30,431	—	30,431	37,713	—	37,713
Deferred revenue	23,367	—	23,367	61,160	—	61,160
Current portion of long-term obligations	24,691	—	24,691	24,360	—	24,360
Liabilities of discontinued operation held for sale	1,240	—	1,240	—	—	—

	206,309	—	206,309	273,556	—	273,556

Deferred revenue	97,581	—	97,581	117,119	—	117,119
Deferred leasehold inducements	5,171	—	5,171	5,273	—	5,273
Long-term obligations	422,648	—	422,648	412,508	—	412,508

	731,709	—	731,709	808,456	—	808,456

SHAREHOLDERS' EQUITY
Common shares	1,458,183	—	1,458,183	1,461,077	—	1,461,077
Additional paid-in capital	1,450	—	1,450	377	—	377
Deficit	(330,182)	1,947	(328,235)	(290,242)	6,167	(284,075)
Accumulated other comprehensive income	51,564	2,036	53,600	49,144	1,841	50,985

	1,181,015	3,983	1,184,998	1,220,356	8,008	1,228,364

	$1,912,724	$3,983	$1,916,707	$2,028,812	$8,008	$2,036,820

Consolidated Statements of Income (Loss)

        The following table sets forth the Company's previously reported and restated consolidated statements of income for each of the fiscal years 2006, 2005 and 2004:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	($ in 000s, except per share data)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
REVENUE
Product sales	$1,024,085	$(2,807)	$1,021,278	$884,267	$2,807	$887,074	$837,102	$—	$837,102
Research and development	21,593	—	21,593	27,949	—	27,949	19,279	—	19,279
Royalty and other	24,851	—	24,851	23,320	—	23,320	22,775	—	22,775

	1,070,529	(2,807)	1,067,722	935,536	2,807	938,343	879,156	—	879,156

EXPENSES
Cost of goods sold	223,281	(12,129)	211,152	206,531	(5,201)	201,330	221,935	—	221,935
Research and development	95,479	—	95,479	88,437	—	88,437	68,382	—	68,382
Selling, general and administrative	238,441	—	238,441	227,394	—	227,394	253,531	—	253,531
Amortization	56,457	—	56,457	62,260	—	62,260	64,704	—	64,704
Asset impairments, net of gain on disposal	143,000	—	143,000	29,230	—	29,230	40,685	—	40,685
Restructuring costs	15,126	—	15,126	19,810	—	19,810	—	—	—
Contract losses	54,800	—	54,800	—	—	—	—	—	—
Litigation settlements	14,400	—	14,400	—	—	—	—	—	—
Aquired research and development	—	—	—	—	—	—	8,640	—	8,640

	840,984	(12,129)	828,855	633,662	(5,201)	628,461	657,877	—	657,877

Operating income	229,545	9,322	238,867	301,874	8,008	309,882	221,279	—	221,279
Interest income	29,199	—	29,199	7,175	—	7,175	1,034	—	1,034
Interest expense	(35,203)	—	(35,203)	(37,126)	—	(37,126)	(40,104)	—	(40,104)
Foreign exchange gain (loss)	(716)	(1,644)	(2,360)	(1,417)	2,211	794	(564)	(1,195)	(1,759)
Equity loss and other	(529)	—	(529)	(1,160)	—	(1,160)	(6,486)	—	(6,486)

Income from continuing operations before provision for income taxes	222,296	7,678	229,974	269,346	10,219	279,565	175,159	(1,195)	173,964
Provision for income taxes	14,500	—	14,500	22,550	—	22,550	8,950	—	8,950

Income from continuing operations	207,796	7,678	215,474	246,796	10,219	257,015	166,209	(1,195)	165,014
Loss from discontinued operation	(3,848)	—	(3,848)	(10,575)	—	(10,575)	(5,215)	—	(5,215)

Net income	$203,948	$7,678	$211,626	$236,221	$10,219	$246,440	$160,994	$(1,195)	$159,799

Basic and diluted earnings per share
Income from continuing operations	$1.30	$0.05	$1.35	$1.55	$0.06	$1.61	$1.04	$(0.01)	$1.04
Net income	$1.27	$0.05	$1.32	$1.48	$0.06	$1.54	$1.01	$(0.01)	$1.00

        The following tables set forth the Company's previously reported and restated consolidated statements of income (loss) for each of the quarters in fiscal years 2006 and 2005:

	Q1 2006			Q2 2006
	($ in 000s, except per share data)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
REVENUE
Product sales	$209,705	$2,106	$211,811	$241,118	$2,337	$243,455
Research and development	4,909	—	4,909	3,951	—	3,951
Royalty and other	5,909	—	5,909	7,737	—	7,737

	220,523	2,106	222,629	252,806	2,337	255,143

EXPENSES
Cost of goods sold	49,329	(2,137)	47,192	61,819	(3,251)	58,568
Research and development	22,328	—	22,328	18,402	—	18,402
Selling, general and administrative	56,550	—	56,550	66,670	—	66,670
Amortization	14,824	—	14,824	14,825	—	14,825
Contract losses	—	—	—	4,500	—	4,500

	143,031	(2,137)	140,894	166,216	(3,251)	162,965

Operating income	77,492	4,243	81,735	86,590	5,588	92,178
Interest income	5,196	—	5,196	6,116	—	6,116
Interest expense	(9,024)	—	(9,024)	(8,485)	—	(8,485)
Foreign exchange gain (loss)	(590)	(293)	(883)	1,401	(905)	496
Equity income (loss)	(318)	—	(318)	50	—	50

Income from continuing operations before provision for income taxes	72,756	3,950	76,706	85,672	4,683	90,355
Provision for income taxes	4,150	—	4,150	5,350	—	5,350

Income from continuing operations	68,606	3,950	72,556	80,322	4,683	85,005
Income (loss) from discontinued operation	(4,120)	—	(4,120)	272	—	272

Net income	$64,486	$3,950	$68,436	$80,594	$4,683	$85,277

Basic and diluted earnings per share
Income from continuing operations	$0.43	$0.02	$0.45	$0.50	$0.03	$0.53
Net income	$0.40	$0.02	$0.43	$0.50	$0.03	$0.53

x

	Q3 2006			Q4 2006
	($ in 000s, except per share data)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
REVENUE
Product sales	$277,265	$(7,250)	$270,015	$295,997	$—	$295,997
Research and development	5,691	—	5,691	7,042	—	7,042
Royalty and other	6,596	—	6,596	4,609	—	4,609

	289,552	(7,250)	282,302	307,648	—	307,648

EXPENSES
Cost of goods sold	59,332	(3,523)	55,809	52,801	(3,218)	49,583
Research and development	26,350	—	26,350	28,399	—	28,399
Selling, general and administrative	50,168	—	50,168	65,053	—	65,053
Amortization	14,824	—	14,824	11,984	—	11,984
Restructuring costs	—	—	—	15,126	—	15,126
Asset impairments, net of gain on disposal	143,000	—	143,000	—	—	—
Contract losses	46,800	—	46,800	3,500	—	3,500
Litigation settlements	—	—	—	14,400	—	14,400

	340,474	(3,523)	336,951	191,263	(3,218)	188,045

Operating income (loss)	(50,922)	(3,727)	(54,649)	116,385	3,218	119,603
Interest income	7,577	—	7,577	10,310	—	10,310
Interest expense	(8,951)	—	(8,951)	(8,743)	—	(8,743)
Foreign exchange loss	(250)	115	(135)	(1,277)	(561)	(1,838)
Equity loss	(205)	—	(205)	(56)	—	(56)

Income (loss) from continuing operations before provision for income taxes	(52,751)	(3,612)	(56,363)	116,619	2,657	119,276
Provision for income taxes	3,700	—	3,700	1,300	—	1,300

Income (loss) from continuing operations	(56,451)	(3,612)	(60,063)	115,319	2,657	117,976
Loss from discontinued operation	—	—	—	—	—	—

Net income (loss)	$(56,451)	$(3,612)	$(60,063)	$115,319	$2,657	$117,976

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.35)	$(0.02)	$(0.37)	$0.72	$0.02	$0.74
Net income (loss)	$(0.35)	$(0.02)	$(0.37)	$0.72	$0.02	$0.74

	Q1 2005			Q2 2005
	($ in 000s, except per share data)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
REVENUE
Product sales	$160,531	$—	$160,531	$204,519	$981	$205,500
Research and development	7,200	—	7,200	6,369	—	6,369
Royalty and other	5,955	—	5,955	5,290	—	5,290

	173,686	—	173,686	216,178	981	217,159

EXPENSES
Cost of goods sold	41,101	—	41,101	59,872	(242)	59,630
Research and development	19,954	—	19,954	22,268	—	22,268
Selling, general and administrative	74,694	—	74,694	57,167	—	57,167
Amortization	15,966	—	15,966	15,409	—	15,409
Restructuring costs	—	—	—	18,607	—	18,607
Asset impairments, net of gain on disposal	—	—	—	26,560	—	26,560

	151,715	—	151,715	199,883	(242)	199,641

Operating income	21,971	—	21,971	16,295	1,223	17,518
Interest income	378	—	378	912	—	912
Interest expense	(8,897)	—	(8,897)	(9,574)	—	(9,574)
Foreign exchange gain (loss)	(538)	778	240	(153)	1,175	1,022
Equity loss	(270)	—	(270)	(263)	—	(263)

Income from continuing operations before provision for income taxes	12,644	778	13,422	7,217	2,398	9,615
Provision for income taxes	585	—	585	2,295	—	2,295

Income from continuing operations	12,059	778	12,837	4,922	2,398	7,320
Loss from discontinued operation	(927)	—	(927)	(1,215)	—	(1,215)

Net income	$11,132	$778	$11,910	$3,707	$2,398	$6,105

Basic and diluted earnings per share
Income from continuing operations	$0.08	$—	$0.08	$0.03	$0.02	$0.05
Net income	$0.07	$—	$0.07	$0.02	$0.02	$0.04

	Q3 2005			Q4 2005
	($ in 000s, except per share data)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
REVENUE
Product sales	$244,455	$1,162	$245,617	$274,762	$664	$275,426
Research and development	7,647	—	7,647	6,733	—	6,733
Royalty and other	5,956	—	5,956	6,119	—	6,119

	258,058	1,162	259,220	287,614	664	288,278

EXPENSES
Cost of goods sold	51,991	(1,598)	50,393	53,567	(3,361)	50,206
Research and development	19,913	—	19,913	26,302	—	26,302
Selling, general and administrative	42,402	—	42,402	53,131	—	53,131
Amortization	15,443	—	15,443	15,442	—	15,442
Restructuring costs	1,118	—	1,118	85	—	85
Asset impairments, net of gain on disposal	—	—	—	2,670	—	2,670

	130,867	(1,598)	129,269	151,197	(3,361)	147,836

Operating income	127,191	2,760	129,951	136,417	4,025	140,442
Interest income	2,386	—	2,386	3,499	—	3,499
Interest expense	(9,450)	—	(9,450)	(9,205)	—	(9,205)
Foreign exchange gain (loss)	(1,462)	63	(1,399)	736	195	931
Equity loss	(271)	—	(271)	(356)	—	(356)

Income from continuing operations before provision for income taxes	118,394	2,823	121,217	131,091	4,220	135,311
Provision for income taxes	9,095	—	9,095	10,575	—	10,575

Income from continuing operations	109,299	2,823	112,122	120,516	4,220	124,736
Loss from discontinued operation	(7,636)	—	(7,636)	(797)	—	(797)

Net income	$101,663	$2,823	$104,486	$119,719	$4,220	$123,939

Basic and diluted earnings per share
Income from continuing operations	$0.69	$0.02	$0.70	$0.75	$0.03	$0.78
Net income	$0.64	$0.02	$0.65	$0.75	$0.03	$0.77

Consolidated Statements of Cash Flows

        The following table sets forth the Company's previously reported and restated consolidated statements of cash flows for each of the fiscal years 2006 and 2005:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$203,948	$7,678	$211,626	$236,221	$10,219	$246,440	$160,994	$(1,195)	$159,799
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	104,279	(12,129)	92,150	101,842	(5,201)	96,641	86,137	—	86,137
Amortization and write-down of deferred financing costs	2,300	—	2,300	3,445	—	3,445	4,322	—	4,322
Amortization and write-down of discounts on long-term obligations	1,291	—	1,291	2,420	—	2,420	3,218	—	3,218
Stock-based compensation	14,794	—	14,794	—	—	—	—	—	—
Asset impairments	151,140	—	151,140	29,230	—	29,230	42,156	—	42,156
Gain on disposal of intangible assets	(4,000)	—	(4,000)	—	—	—	(1,471)	—	(1,471)
Accrued contract losses	54,800	—	54,800	—	—	—	—	—	—
Equity loss	529	—	529	1,160	—	1,160	4,179	—	4,179
Loss from discontinued operation	3,848	—	3,848	10,575	—	10,575	5,215	—	5,215
Receipt of leasehold inducements	835	—	835	805	—	805	5,232	—	5,232
Acquired research and development	—	—	—	—	—	—	8,640	—	8,640
Other	(396)	1,644	1,248	(1,063)	(2,211)	(3,274)	1,688	1,195	2,883
Changes in operating assets and liabilities:
Accounts receivable	1,881	2,807	4,688	15,582	(2,807)	12,775	28,413	—	28,413
Inventories	10,906	—	10,906	16,624	—	16,624	(26,466)	—	(26,466)
Deposits and prepaid expenses	(311)	—	(311)	1,101	—	1,101	(539)	—	(539)
Accounts payable	(12,999)	—	(12,999)	17,027	—	17,027	(25,240)	—	(25,240)
Accrued liabilities	28,094	—	28,094	5,605	—	5,605	(21,645)	—	(21,645)
Income taxes payable	3,897	—	3,897	13,343	—	13,343	428	—	428
Deferred revenue	(42,319)	—	(42,319)	47,962	—	47,962	4,305	—	4,305

Net cash provided by continuing operating activities	522,517	—	522,517	501,879	—	501,879	279,566	—	279,566

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by (used in) continuing investing activities	(40,447)	—	(40,447)	31,825	—	31,825	(42,258)	—	(42,258)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in continuing financing activities	(92,256)	—	(92,256)	(119,095)	—	(119,095)	(334,526)	—	(334,526)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in discontinued operation	(558)	—	(558)	(3,817)	—	(3,817)	(2,481)	—	(2,481)

Effect of exchange rate changes on cash and cash equivalents	(5)	—	(5)	173	—	173	762	—	762

Net increase (decrease) in cash and cash equivalents	389,251	—	389,251	410,965	—	410,965	(98,937)	—	(98,937)
Cash and cash equivalents, beginning of year	445,289	—	445,289	34,324	—	34,324	133,261	—	133,261

Cash and cash equivalents, end of year	$834,540	$—	$834,540	$445,289	$—	$445,289	$34,324	$—	$34,324

        The following tables set forth the Company's previously reported and restated consolidated statements of cash flows for each of the quarters in fiscal years 2006 and 2005:

	Q1 2006			Q2 2006
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$64,486	$3,950	$68,436	$80,594	$4,683	$85,277
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	25,115	(2,137)	22,978	26,567	(3,251)	23,316
Amortization and write-down of deferred financing costs	622	—	622	615	—	615
Amortization and write-down of discounts on long-term obligations	491	—	491	302	—	302
Stock-based compensation	6,873	—	6,873	2,889	—	2,889
Equity loss (income)	318	—	318	(50)	—	(50)
Loss (income) from discontinued operation	4,120	—	4,120	(272)	—	(272)
Receipt of leasehold inducements	211	—	211	511	—	511
Other	(196)	293	97	239	905	1,144
Changes in operating assets and liabilities:
Accounts receivable	25,991	(2,106)	23,885	(15,885)	(2,337)	(18,222)
Inventories	(2,201)	—	(2,201)	4,042	—	4,042
Deposits and prepaid expenses	3,087	—	3,087	3,578	—	3,578
Accounts payable	(22,918)	—	(22,918)	6,441	—	6,441
Accrued liabilities	966	—	966	6,092	—	6,092
Income taxes payable	886	—	886	3,302	—	3,302
Deferred revenue	(13,159)	—	(13,159)	(8,159)	—	(8,159)

Net cash provided by continuing operating activities	94,692	—	94,692	110,806	—	110,806

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in continuing investing activities	(18,212)	—	(18,212)	(12,690)	—	(12,690)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in continuing financing activities	(8,357)	—	(8,357)	(39,517)	—	(39,517)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash provided by (used in) discontinued operation	(580)	—	(580)	22	—	22

Effect of exchange rate changes on cash and cash equivalents	(13)	—	(13)	(114)	—	(114)

Net increase in cash and cash equivalents	67,530	—	67,530	58,507	—	58,507
Cash and cash equivalents, beginning of period	445,289	—	445,289	512,819	—	512,819

Cash and cash equivalents, end of period	$512,819	$—	$512,819	$571,326	$—	$571,326

	Q3 2006			Q4 2006
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(56,451)	$(3,612)	$(60,063)	$115,319	$2,657	$117,976
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation and amortization	27,642	(3,523)	24,119	24,955	(3,218)	21,737
Amortization and write-down of deferred financing costs	532	—	532	531	—	531
Amortization and write-down of discounts on long-term obligations	297	—	297	201	—	201
Stock-based compensation	2,878	—	2,878	2,154	—	2,154
Asset impairments	147,000	—	147,000	4,140	—	4,140
Gain on disposal of intangible assets	(4,000)	—	(4,000)	—	—	—
Accrued contract losses	46,800	—	46,800	3,500	—	3,500
Equity loss	205	—	205	56	—	56
Receipt of leasehold inducements	113	—	113	—	—	—
Other	124	(115)	9	(563)	561	(2)
Changes in operating assets and liabilities:
Accounts receivable	(79,766)	7,250	(72,516)	71,541	—	71,541
Inventories	6,378	—	6,378	2,687	—	2,687
Deposits and prepaid expenses	(6,579)	—	(6,579)	(397)	—	(397)
Accounts payable	(4,458)	—	(4,458)	7,936	—	7,936
Accrued liabilities	12,148	—	12,148	13,388	—	13,388
Income taxes payable	(3,891)	—	(3,891)	3,600	—	3,600
Deferred revenue	(7,590)	—	(7,590)	(13,411)	—	(13,411)

Net cash provided by continuing operating activities	81,382	—	81,382	235,637	—	235,637

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in continuing investing activities	(2,469)	—	(2,469)	(7,076)	—	(7,076)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in continuing financing activities	(20,980)	—	(20,980)	(23,402)	—	(23,402)

Effect of exchange rate changes on cash and cash equivalents	241	—	241	(119)	—	(119)

Net increase in cash and cash equivalents	58,174	—	58,174	205,040	—	205,040
Cash and cash equivalents, beginning of period	571,326	—	571,326	629,500	—	629,500

Cash and cash equivalents, end of period	$629,500	$—	$629,500	$834,540	$—	$834,540

	Q1 2005			Q2 2005
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,132	$778	$11,910	$3,707	$2,398	$6,105
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	22,564	—	22,564	27,350	(242)	27,108
Amortization and write-down of deferred financing costs	812	—	812	1,262	—	1,262
Amortization and write-down of discounts on long-term obligations	784	—	784	560	—	560
Asset impairments	—	—	—	26,560	—	26,560
Equity loss	270	—	270	263	—	263
Loss from discontinued operation	927	—	927	1,215	—	1,215
Other	(221)	(778)	(999)	(136)	(1,175)	(1,311)
Changes in operating assets and liabilities:
Accounts receivable	32,332	—	32,332	15,576	(981)	14,595
Inventories	(8,286)	—	(8,286)	14,657	—	14,657
Deposits and prepaid expenses	4,691	—	4,691	3,366	—	3,366
Accounts payable	(2,970)	—	(2,970)	(3,824)	—	(3,824)
Accrued liabilities	9,937	—	9,937	1,288	—	1,288
Income taxes payable	(1,833)	—	(1,833)	(48)	—	(48)
Deferred revenue	(2,343)	—	(2,343)	(3,549)	—	(3,549)

Net cash provided by continuing operating activities	67,796	—	67,796	88,247	—	88,247

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by (used in) continuing investing activities	(5,981)	—	(5,981)	91,989	—	91,989

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in continuing financing activities	(11,715)	—	(11,715)	(17,886)	—	(17,886)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in discontinued operation	(453)	—	(453)	(707)	—	(707)

Effect of exchange rate changes on cash and cash equivalents	(49)	—	(49)	(122)	—	(122)

Net increase in cash and cash equivalents	49,598	—	49,598	161,521	—	161,521
Cash and cash equivalents, beginning of period	34,324	—	34,324	83,922	—	83,922

Cash and cash equivalents, end of period	$83,922	$—	$83,922	$245,443	$—	$245,443

	Q3 2005			Q4 2005
	($ in 000s)
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$101,663	$2,823	$104,486	$119,719	$4,220	$123,939
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	25,070	(1,598)	23,472	26,858	(3,361)	23,497
Amortization and write-down of deferred financing costs	597	—	597	774	—	774
Amortization and write-down of discounts on long-term obligations	585	—	585	491	—	491
Asset impairments	—	—	—	2,670	—	2,670
Equity loss	271	—	271	356	—	356
Loss from discontinued operation	7,636	—	7,636	797	—	797
Receipt of leasehold inducements	—	—	—	805	—	805
Other	205	(63)	142	(911)	(195)	(1,106)
Changes in operating assets and liabilities:
Accounts receivable	(26,587)	(1,162)	(27,749)	(5,739)	(664)	(6,403)
Inventories	11,890	—	11,890	(1,637)	—	(1,637)
Deposits and prepaid expenses	(3,253)	—	(3,253)	(3,703)	—	(3,703)
Accounts payable	3,015	—	3,015	20,806	—	20,806
Accrued liabilities	(5,807)	—	(5,807)	187	—	187
Income taxes payable	10,214	—	10,214	5,010	—	5,010
Deferred revenue	(3,053)	—	(3,053)	56,907	—	56,907

Net cash provided by continuing operating activities	122,446	—	122,446	223,390	—	223,390

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in continuing investing activities	(39,030)	—	(39,030)	(15,153)	—	(15,153)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in continuing financing activities	(894)	—	(894)	(88,600)	—	(88,600)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in discontinued operation	(1,615)	—	(1,615)	(1,042)	—	(1,042)

Effect of exchange rate changes on cash and cash equivalents	377	—	377	(33)	—	(33)

Net increase in cash and cash equivalents	81,284	—	81,284	118,562	—	118,562
Cash and cash equivalents, beginning of period	245,443	—	245,443	326,727	—	326,727

Cash and cash equivalents, end of period	$326,727	$—	$326,727	$445,289	$—	$445,289

Quarterly Results of Operations For 2006 and 2005

        In each of fiscal years 2006 and 2005, the quarter-over-quarter increases in revenue were primarily due to the positive impact of the tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. In the second quarters in each of fiscal years 2006 and 2005, GSK's net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase the supply price from the first to second tier. Likewise, in the third quarters in each of fiscal years 2006 and 2005, GSK's net sales of Wellbutrin XL® exceeded the sales-dollar threshold to increase the supply price from the second to third and highest tier.

        Income from continuing operations and net income in the successive quarters in each of fiscal years 2006 and 2005 reflected an increasing gross profit on Wellbutrin XL® product sales due to the tiered supply price, as well as increasing interest income on surplus cash available for investment. In addition, commencing in May 2005, income from continuing operations and net income were positively impacted by lower sales force and marketing costs, as a result of the Company's decision to exit the United States ("U.S.") primary-care pharmaceutical market.

        The comparability of income from continuing operations and net income between each of the quarters of fiscal year 2006 was impacted by the following significant factors:

Fourth Quarter

  •
  Costs incurred of $15.1 million related to the December 2006 restructuring of the Company's U.S. operations, which included the elimination of the Company's remaining U.S. specialty sales force;

  •
  Litigation settlements of $14.4 million mainly related to a payment in respect to a patent infringement suit involving Wellbutrin XL®; and

  •
  Estimated contract losses of $3.5 million for payments the Company is required to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®, and to Kos for lost profits due to the Company's failure to supply minimum quantities of Cardizem® LA.

Third Quarter

  •
  Asset impairments of $147.0 million related to the write-down of Vasotec® and Vaseretic® trademarks and product rights, and Glumetza™ product rights, partially offset by a $4.0 million gain recorded on the disposal of certain products; and

  •
  Estimated contract losses of $46.8 million related to the aforementioned GSK and Kos payments.

Second Quarter

  •
  Estimated contract loss of $4.5 million related to the aforementioned GSK payment.

        The comparability of income from continuing operations and net income between each of the quarters of fiscal year 2005 was impacted by the following significant factors:

Second Quarter

  •
  Asset impairments of $26.6 million related to the Teveten and Teveten HCT product rights transferred to Kos;

  •
  Costs incurred of $18.6 million related to the May 2005 restructuring of the Company's U.S. commercial operations, which included the elimination of the Company's U.S. primary-care sales force; and

  •
  Write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos.

Amendments to the Original Form 20-F

        The following sections of the Original Form 20-F have been revised to reflect the restatement: Item 3.A. — Selected Financial Data; Item 3.D.III.1.j — Risk Factors; Item 4.B. — Business Overview (only the tables summarizing (i) revenues by category of activity and geographic market for each of the last three fiscal years, and (ii) product revenues for the fiscal years of 2006 and 2005); Item 5 — Operating and Financial Review and Prospects (Management's Discussion and Analysis of Results of Operations and Financial Condition, insofar as it relates to the restatement); Item 15 — Controls and Procedures; and Item 18 — Financial Statements ("Revised Report of Management on Financial Statements and Internal Control over Financial Reporting", "Reports of Independent Registered Public Accounting Firm", "Consolidated Balance Sheets", "Consolidated Statements of Income", "Consolidated Statements of Shareholders' Equity", Consolidated Statements of Cash Flows", Note 3 "Restatement", Note 6 "Accounts Receivable", Note 11 "Other Assets", Note 16 "Shareholders' Equity", Note 20 "Income Taxes", Note 22 "Earnings Per Share", Note 27 "Segment Information" and Note 30 "Canadian GAAP Supplemental Information" only).

        Except as related to the restatement of the Company's financial statements and other financial and other information described in the above-referenced sections of this Form 20-F, this Form 20-F: (i) does not amend or update any results or information from that contained in the Original Form 20-F, (ii) speaks only as of the filing date of the Original Form 20-F and (iii) does not reflect any events or developments that have occurred subsequent to the Original Form 20-F filing date. Accordingly, you should read this Form 20-F together with other documents that we have filed with and furnished to the Canadian securities regulators and the U.S. Securities and Exchange Commission subsequent to the filing date of the Original Form 20-F. Information in such documents updates and supersedes certain information contained in the Original Form 20-F and this Form 20-F. In addition, in accordance with U.S. Securities and Exchange Commission and Canadian Securities Administrators' requirements, this Form 20-F includes updated certifications from the Company's Chief Executive Officer and Chief Financial Officer as Exhibits 12.1, 12.2, 13.1, and 13.2. The filing of this Form 20-F shall not be deemed an admission that the Original Form 20-F, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact required to be stated or necessary to make a statement not misleading in the light of the circumstances in which it was made.

Basis of Presentation

General

        Except where the context otherwise requires, all references in this Form 20-F to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Form 20-F, references to "$" and "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at December 31, 2006.

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

	Years ended December 31
	2006		2005		2004		2003		2002
	As Restated(1)		As Restated(1)		As Restated(1)		As Restated(1)
Consolidated operating data:
Revenue	$1,067,722		$938,343		$879,156		$811,750		$783,688
Operating income	238,867	(2)	309,882	(5)	221,279	(8)	17,415	(10)	136,539	(12)
Income (loss) from continuing operations	215,474	(3)	257,015	(6)	165,014	(9)	(29,643)	(11)	90,750	(12)
Net income (loss)	211,626	(4)	246,440	(7)	159,799	(9)	(30,122)	(11)	87,795	(12)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$1.35	(3)	$1.61	(6)	$1.04	(9)	$(0.19)	(11)	$0.60	(12)
Net Income (loss)	$1.32	(4)	$1.54	(7)	$1.00	(9)	$(0.19)	(11)	$0.58	(12)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$1.35	(3)	$1.61	(6)	$1.04	(9)	$(0.19)	(11)	$0.57	(12)
Net income (loss)	$1.32	(4)	$1.54	(7)	$1.00	(9)	$(0.19)	(11)	$0.55	(12)
Cash dividends declared per share	$1.00		$0.50		—		—		—
	At December 31
	2006	2005	2004	2003	2002
	As Restated(1)	As Restated(1)
Consolidated balance sheet:
Cash and cash equivalents	$834,540	$445,289	$34,324	$133,261	$56,080
Working capital	647,337	414,033	124,414	149,884	(23,527)
Total assets	2,192,442	2,036,820	1,711,060	1,922,774	1,833,804
Long-term obligations	411,791	436,868	478,936	822,927	747,350
Shareholders' equity	$1,302,257	$1,228,364	$1,053,913	$881,595	$845,686
Number of common shares issued and outstanding (000s)	160,444	159,588	159,383	158,797	158,120

(1)
See the "Explanatory Note" preceding Part I, Item 1 of this Form 20-F.

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

(4)
Includes charges of $143,000 for asset impairments (net of gain on disposal of $4,000); $54,800 for contract losses; $15,126 for restructuring costs; $14,400 for litigation settlements; an equity loss of $529; and $1,084 for asset impairments of discontinued operation.

(5)
Includes charges of $34,092 for asset impairments; and $19,810 for restructuring costs.

(6)
Includes charges of $34,092 for asset impairments; $19,810 for restructuring costs; and an equity loss of $1,160.

(7)
Includes charges of $34,092 for asset impairments; $19,810 for restructuring costs; an equity loss of $1,160; and $5,570 for asset impairments of discontinued operation.

(8)
Includes charges of $40,685 for asset impairments (net of gain on disposal of $1,471); and $8,640 for acquired research and development.

(9)
Includes charges of $40,685 for asset impairments (net of gain on disposal of $1,471); $8,640 for acquired research and development; and an equity loss of $4,179.

(10)
Includes charges of $7,539 for relocation costs; $45,081 for asset impairments; $124,720 for acquired research and development; and $61,348 for the extinguishment of a royalty obligation.

(11)
Includes charges of $7,539 for relocation costs; $45,081 for asset impairments; $124,720 for acquired research and development; $61,348 for the extinguishment of a royalty obligation; $13,061 for a foreign exchange loss on a long-term obligation; an equity loss of $1,010; and a reduction in the provision for tax contingencies of $12,000.

(12)
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

        New product development is subject to a great deal of uncertainty, risk and expense. Development of pharmaceutical candidates may fail at various stages of the research and development process, often after substantial financial and other resources have been invested in their exploration and development. We have a number of products at various stages of development or which are not yet marketed. We have filed — or intend to file — several products for approval with U.S. and Canadian regulators. Approval may not be granted for any or all of these products and we may not be successful in submitting additional applications or obtaining regulatory approvals for the remaining pipeline products with the regulatory authorities. Once approved, the success of any new product will depend greatly on the ability to secure a third party marketing partner in the United States. Further, commercial success of the Company's new products will depend on their approval and acceptance by physicians, patients and other key decision- makers. The timing of the receipt of marketing approvals, relative to competitors in the same therapeutic areas, will also impact the viability of a new product. The scope of marketing approval as reflected in the product's label, the countries in which such approvals are obtained, the acceptance of price in those countries where price is negotiated, and safety, efficacy, convenience, and cost-effectiveness of the product as compared to competitive products will also have an impact on the ability to commercialize new products. If the Company is unable to commercialize new products successfully, there may be a material adverse effect on the Company's revenues, financial condition and results of operations. (See "Information on the Company — Business Overview — Product Development Pipeline").

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

        In connection with the restatement of the Company's previously issued financial statements (as described in the "Explanatory Note" preceding Part I, Item 1 of this Form 20-F), management has concluded that the Company's internal controls over financial reporting are ineffective as of December 31, 2006. Management's review is designed to provide reasonable assurance, not absolute assurance that all material weaknesses existing within the Company's internal controls are identified. Material weaknesses represent deficiencies existing in the Company's internal controls that may not prevent or detect a misstatement occurring which could have a material adverse affect on the quarterly or annual financial statements of the Company. In addition, management cannot assure you that the remedial actions being taken by the Company to address the material weaknesses identified will be successful, nor can management assure you that no further material weaknesses will be identified within its internal controls over financial reporting throughout 2007.

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

        The following table summarizes our revenues by category of activity and geographic market for each of the last three fiscal years (all amounts expressed in thousands of U.S. dollars):

	2006				2005				2004
	Product Sales	Research & Development	Royalty and Other	Total	Product Sales	Research & Development	Royalty and Other	Total	Product Sales	Research & Development	Royalty and Other	Total
	As Restated(1)			As Restated(1)	As Restated(1)			As Restated(1)
Canada	82,513	7,344	63	89,920	105,781	7,066	—	112,847	104,966	5,281	264	110,511
United States and Puerto Rico	938,765	11,739	15,708	966,212	781,293	20,308	13,741	815,342	732,136	13,074	14,965	760,175
Other countries	—	2,510	9,080	11,590	—	575	9,579	10,154	—	924	7,546	8,470

	1,021,278	21,593	24,851	1,067,722	887,074	27,949	23,320	938,343	837,102	19,279	22,775	879,156

(1)
See the "Explanatory Note" preceding Part I, Item 1 of this Form 20-F.

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

1.
Wellbutrin XL® (U.S. market);

2.
Zovirax®;

3.
Cardizem® LA;

4.
Ultram® ER;

5.
BPC;

6.
Legacy products;

7.
Generic products; and

8.
Teveten.

        The following table summarizes our product revenues for the fiscal years of 2006 and 2005:

	Revenues ($000)			% of Product Revenues
			Change %
Product / Product Line	2006	2005		2006		2005
	As Restated(1)	As Restated(1)
Wellbutrin XL® (U.S. market)	450,329	354,213	27	44		40
Zovirax®	112,388	95,858	17	11		11
Cardizem® LA	56,509	62,479	(10)	6		7
Ultram® ER	53,724	—	—	5		—
BPC	68,723	99,508	(31)	7		11
Legacy products	139,853	133,419	5	14		15
Generic products	141,075	135,209	4	14		15
Teveten®	(1,323)	6,388	NM (2)	(0)		1

Total Product Revenues	1,021,278	887,074	15	100	(3)	100	(3)

(1)
See the "Explanatory Note" preceding Part I, Item 1 of this Form 20-F.

(2)
NM: not meaningful.

(3)
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

        Additional information relating to Biovail Corporation ("Biovail"), including our Amended Annual Report on Form 20-F/A, is available on SEDAR at www.sedar.com.

        The discussion and analysis contained in this MD&A are as of March 21, 2007, except as to the restatement discussion and analysis discussed below under the headings "Forward-Looking Statements", "Restatement", "Selected Annual Information", "Revenue", "Operating Expenses", "Summary of Quarterly Results", "Financial Condition", "Cash Flows", "Management's Revised Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting" and "Canadian GAAP Supplemental Information", which restatement discussion and analysis is as of May 22, 2007.

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

  •
  Timing and amount of potential milestone payments; and

  •
  Timing of implementation of measures to remediate internal control deficiency.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. An MD&A by its nature has many forward-looking statements and although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; and timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission, and other securities regulatory authorities in Canada, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of our Amended Annual Report on Form 20-F/A. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

RESTATEMENT

        The information contained in this MD&A has been adjusted to reflect the restatement of our previously issued financial statements and other financial information, as more fully described below and in the Explanatory Note preceding Part I, Item 1 of our Amended Annual Report on Form 20-F/A and note 3 to our restated audited consolidated financial statements for the year ended December 31, 2006.

        During the 2007 first quarter financial statement close process, we detected a data error in a supporting schedule used to (a) track quantities of Zovirax® products that we may purchase at reduced supply prices from GlaxoSmithKline plc ("GSK"), and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. As a result of the error, cost of goods sold has been adjusted for an overstatement of amortization expense. The reversal of the cumulative effect of this adjustment will affect net income negatively over the period that the long-term asset is being amortized, which is based on a revised amortization schedule that commences in fiscal 2007.

        As a result of the preceding restatement, we are required to correct other known errors in prior periods that were previously deemed to be immaterial. We identified two such instances — one related to Cardizem® LA revenue recognition and the other related to foreign currency translation.

        We have revised our previous accounting for a cumulative pricing adjustment related to Cardizem® LA sold to Kos Pharmaceuticals, Inc. ("Kos"). That adjustment resulted from price increases implemented by Kos during the period from May 2, 2005 to September 30, 2006. As previously disclosed, we originally recorded the entire amount of that adjustment in product sales revenue in the third quarter of 2006. We have now reallocated a share of that adjustment to each of the affected interim periods.

        We have also corrected the classification of certain foreign currency translation gains and losses from accumulated other comprehensive income to net income. Those gains and losses were primarily related to long-term intercompany balances between Biovail and its Irish subsidiary group.

        There was no income tax impact resulting from the foregoing adjustments.

        The following table presents the impact of the foregoing adjustments to our previously reported annual results for fiscal years 2006, 2005 and 2004:

	2006	2005	2004
	($ in 000s, except per share data; Income (Expense))
Net income as reported	$203,948	$236,221	$160,994
Adjustments
Product sales revenue	(2,807)	2,807	—
Cost of goods sold	12,129	5,201	—
Foreign exchange	(1,644)	2,211	(1,195)

	7,678	10,219	(1,195)

Net income as restated	$211,626	$246,440	$159,799

Basic and diluted earnings per share
Net income as reported	$1.27	$1.48	$1.01
Net income as restated	$1.32	$1.54	$1.00

        The following table presents the impact of the foregoing adjustments to our previously reported quarterly results for 2006 and 2005:

	2006				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	($ in 000s, except per share data; Income (Expense))
Net income (loss) as reported	$64,486	$80,594	$(56,451)	$115,319	$11,132	$3,707	$101,663	$119,719
Adjustments
Product sales revenue	2,106	2,337	(7,250)	—	—	981	1,162	664
Cost of goods sold	2,137	3,251	3,523	3,218	—	242	1,598	3,361
Foreign exchange	(293)	(905)	115	(561)	778	1,175	63	195

	3,950	4,683	(3,612)	2,657	778	2,398	2,823	4,220

Net income (loss) as restated	$68,436	$85,277	$(60,063)	$117,976	$11,910	$6,105	$104,486	$123,939

Basic and diluted earnings (loss) per share
Net income (loss) as reported	$0.40	$0.50	$(0.35)	$0.72	$0.07	$0.02	$0.64	$0.75
Net income (loss) as restated	$0.43	$0.53	$(0.37)	$0.74	$0.07	$0.04	$0.65	$0.77

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

        Our products are marketed in the U.S. principally through supply and distribution agreements with other pharmaceutical companies that have established sales and marketing infrastructures. Under such agreements, we manufacture and supply Wellbutrin XL® to GSK; Ultram® ER to Ortho-McNeil, Inc. ("OMI"); and Cardizem® LA to Kos (which was acquired by Abbott Laboratories in December 2006). In Canada, our products, such as Wellbutrin® XL and Tiazac® XC, are marketed through our internal sales organization.

OVERVIEW

        Our revenue from product sales increased 15% to over $1 billion in 2006, primarily due to the performance of our portfolio of branded products. As branded products comprise approximately 80% of our product sales and are priced higher than generic products, generic competition is one of our leading challenges. A large portion of a branded product's commercial value is usually realized during the period in which the product has market exclusivity. Upon the loss of that exclusivity, we can expect to lose a significant portion of a product's pre-genericization sales in a short period of time, which can have a material adverse effect on our future revenue and profitability. To address this challenge, we will continue to:

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

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for the last three years:

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
	As Restated(1)	As Restated(1)	As Restated(1)
Revenue	$1,067,722	$938,343	$879,156
Income from continuing operations	215,474	257,015	165,014
Net income	211,626	246,440	159,799
Basic and diluted earnings per share
Income from continuing operations	$1.35	$1.61	$1.04
Net income	$1.32	$1.54	$1.00

Cash dividends declared per share	$1.00	$0.50	$—

Total assets	$2,192,442	$2,036,820	$1,711,060
Long-term obligations	411,791	436,868	478,936

(1)
See above under "Restatement".

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

        Total revenue increased 7% from 2004 to 2005, due mainly to higher Wellbutrin XL® and Zovirax® product sales, as well as sales of our off-patent branded pharmaceutical (Legacy) products. These factors were partially offset by the elimination of Teveten and Teveten HCT product sales following the Kos transaction, and lower sales of our Generic products. In 2004, Zovirax® and Legacy product sales in the U.S. were negatively impacted by a work-down of wholesaler inventory levels.

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

Financial condition

        Total assets increased $155.6 million from 2005 to 2006, due mainly to an increase in cash and cash equivalents, partially offset by the amortization and impairment of intangible assets. The increase in cash and cash equivalents reflected cash generated from continuing operations less payments of cash dividends; additions to property, plant and equipment; and repayments of long-term obligations. We ended 2006 with cash resources in excess of $800 million.

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

	Years Ended December 31						Percentage Change
	2006		2005		2004
							2005 to 2006		2004 to 2005
	$	%	$	%	$	%
	($ in 000s)
	As Restated(1)		As Restated(1)
Product sales	1,021,278	96	887,074	95	837,102	95	15%		6%
Research and development	21,593	2	27,949	3	19,279	2	(23%	)	45%
Royalty and other	24,851	2	23,320	2	22,775	3	7%		2%

	1,067,722	100	938,343	100	879,156	100	14%		7%

(1)
See above under "Restatement".

Product sales

        The following table displays product sales by category for the last three years, the percentage of each category, compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2006		2005		2004
							2005 to 2006		2004 to 2005
	$	%	$	%	$	%
	($ in 000s)
	As Restated(1)		As Restated(1)
Wellbutrin XL®	450,329	44	354,213	40	317,298	38	27%		12%
Zovirax®	112,388	11	95,858	11	75,451	9	17%		27%
Cardizem® LA	56,509	6	62,479	7	53,625	6	(10%	)	17%
Ultram® ER	53,724	5	—	—	—	—	NM		NM
Biovail Pharmaceuticals Canada	68,723	7	99,508	11	101,865	12	(31%	)	(2%	)
Legacy	139,853	14	133,419	15	121,588	15	5%		10%
Generic	141,075	14	135,209	15	149,675	18	4%		(10%	)
Teveten	(1,323)	—	6,388	1	17,600	2	NM		(64%	)

	1,021,278	100	887,074	100	837,102	100	15%		6%

(1)
See above under "Restatement".

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

Cardizem® LA

        Our revenue from sales of Cardizem® LA declined 10% in 2006, compared with 2005, and increased 17% in 2005, compared with 2004. The decline in revenue in 2006 primarily resulted from the backorder of 120mg and 180mg Cardizem® LA products. The increase in our revenue from sales of Cardizem® LA in 2005 was a result of a reduction in wholesaler inventory levels that occurred in 2004.

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

	Years Ended December 31
							Percentage Change
	2006		2005		2004
							2005 to 2006		2004 to 2005
	$	%	$	%	$	%
	($ in 000s)
	As Restated(1)		As Restated(1)
Cost of goods sold	211,152	20	201,330	21	221,935	25	5%		(9%	)
Research and development	95,479	9	88,437	9	68,382	8	8%		29%
Selling, general and administrative	238,441	22	227,394	24	253,531	29	5%		(10%	)
Amortization	56,457	5	62,260	7	64,704	7	(9%	)	(4%	)
Asset impairments, net of gain on disposal	143,000	13	29,230	3	40,685	5	389%		(28%	)
Restructuring costs	15,126	1	19,810	2	—	—	(24%	)	NM
Contract losses	54,800	5	—	—	—	—	NM		NM
Litigation settlements	14,400	1	—	—	—	—	NM		NM
Acquired research and development	—	—	—	—	8,640	1	NM		(100%	)

	828,855	78	628,461	67	657,877	75	32%		(4%	)

(1)
See above under "Restatement".

NM
— Not meaningful

Cost of goods sold and gross margins

        Gross margins based on product sales were 79%, 77% and 73% in 2006, 2005 and 2004, respectively.

        The overall gross margin in 2006, compared with 2005, was positively impacted by the following factor:

  •
  Higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact on our supply price of the price increases effected by GSK in 2006 and 2005.

        Partially offset by:

  •
  A write-off to cost of goods sold of $11.4 million of rejected lots of Ultram® ER and Cardizem® LA;

  •
  An increase of $2.7 million in the amortization of the Cardizem® LA intangible asset;

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

	Years Ended December 31
	2006	2005	2004
	($ in 000s)
Revenue	$1,289	$5,532	$7,387

Loss from discontinued operation before asset impairments	(2,764)	(5,005)	(5,215)
Asset impairments	(1,084)	(5,570)	—

Loss from discontinued operation	$(3,848)	$(10,575)	$(5,215)

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2006 and 2005:

	Q1 2006			Q2 2006
	($ in 000s, except per share data)
	As Reported	Adjustments(1)	As Restated	As Reported	Adjustments(1)	As Restated
REVENUE
Product sales	$209,705	$2,106	$211,811	$241,118	$2,337	$243,455
Research and development	4,909	—	4,909	3,951	—	3,951
Royalty and other	5,909	—	5,909	7,737	—	7,737

	220,523	2,106	222,629	252,806	2,337	255,143

EXPENSES
Cost of goods sold	49,329	(2,137)	47,192	61,819	(3,251)	58,568
Research and development	22,328	—	22,328	18,402	—	18,402
Selling, general and administrative	56,550	—	56,550	66,670	—	66,670
Amortization	14,824	—	14,824	14,825	—	14,825
Contract losses	—	—	—	4,500	—	4,500

	143,031	(2,137)	140,894	166,216	(3,251)	162,965

Operating income	77,492	4,243	81,735	86,590	5,588	92,178
Interest income	5,196	—	5,196	6,116	—	6,116
Interest expense	(9,024)	—	(9,024)	(8,485)	—	(8,485)
Foreign exchange gain (loss)	(590)	(293)	(883)	1,401	(905)	496
Equity income (loss)	(318)	—	(318)	50	—	50

Income from continuing operations before provision for income taxes	72,756	3,950	76,706	85,672	4,683	90,355
Provision for income taxes	4,150	—	4,150	5,350	—	5,350

Income from continuing operations	68,606	3,950	72,556	80,322	4,683	85,005
Income (loss) from discontinued operation	(4,120)	—	(4,120)	272	—	272

Net income	$64,486	$3,950	$68,436	$80,594	$4,683	$85,277

Basic and diluted earnings per share
Income from continuing operations	$0.43	$0.02	$0.45	$0.50	$0.03	$0.53
Net income	$0.40	$0.02	$0.43	$0.50	$0.03	$0.53

Net cash provided by continuing operating activities	$94,692	$—	$94,692	$110,806	$—	$110,806

(1)
See explanations above under "Restatement".

	Q3 2006			Q4 2006
	($ in 000s, except per share data)
	As Reported	Adjustments(1)	As Restated	As Reported	Adjustments(1)	As Restated
REVENUE
Product sales	$277,265	$(7,250)	$270,015	$295,997	$—	$295,997
Research and development	5,691	—	5,691	7,042	—	7,042
Royalty and other	6,596	—	6,596	4,609	—	4,609

	289,552	(7,250)	282,302	307,648	—	307,648

EXPENSES
Cost of goods sold	59,332	(3,523)	55,809	52,801	(3,218)	49,583
Research and development	26,350	—	26,350	28,399	—	28,399
Selling, general and administrative	50,168	—	50,168	65,053	—	65,053
Amortization	14,824	—	14,824	11,984	—	11,984
Restructuring costs	—	—	—	15,126	—	15,126
Asset impairments, net of gain on disposal	143,000	—	143,000	—	—	—
Contract losses	46,800	—	46,800	3,500	—	3,500
Litigation settlements	—	—	—	14,400	—	14,400

	340,474	(3,523)	336,951	191,263	(3,218)	188,045

Operating income (loss)	(50,922)	(3,727)	(54,649)	116,385	3,218	119,603
Interest income	7,577	—	7,577	10,310	—	10,310
Interest expense	(8,951)	—	(8,951)	(8,743)	—	(8,743)
Foreign exchange loss	(250)	115	(135)	(1,277)	(561)	(1,838)
Equity loss	(205)	—	(205)	(56)	—	(56)

Income (loss) from continuing operations before provision for income taxes	(52,751)	(3,612)	(56,363)	116,619	2,657	119,276
Provision for income taxes	3,700	—	3,700	1,300	—	1,300

Income (loss) from continuing operations	(56,451)	(3,612)	(60,063)	115,319	2,657	117,976
Loss from discontinued operation	—	—	—	—	—	—

Net income (loss)	$(56,451)	$(3,612)	$(60,063)	$115,319	$2,657	$117,976

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.35)	$(0.02)	$(0.37)	$0.72	$0.02	$0.74
Net income (loss)	$(0.35)	$(0.02)	$(0.37)	$0.72	$0.02	$0.74

Net cash provided by continuing operating activities	$81,382	$—	$81,382	$235,637	$—	$235,637

(1)
See explanations above under "Restatement".

	Q1 2005			Q2 2005
	($ in 000s, except per share data)
	As Reported	Adjustments(1)	As Restated	As Reported	Adjustments(1)	As Restated
REVENUE
Product sales	$160,531	$—	$160,531	$204,519	$981	$205,500
Research and development	7,200	—	7,200	6,369	—	6,369
Royalty and other	5,955	—	5,955	5,290	—	5,290

	173,686	—	173,686	216,178	981	217,159

EXPENSES
Cost of goods sold	41,101	—	41,101	59,872	(242)	59,630
Research and development	19,954	—	19,954	22,268	—	22,268
Selling, general and administrative	74,694	—	74,694	57,167	—	57,167
Amortization	15,966	—	15,966	15,409	—	15,409
Restructuring costs	—	—	—	18,607	—	18,607
Asset impairments, net of gain on disposal	—	—	—	26,560	—	26,560

	151,715	—	151,715	199,883	(242)	199,641

Operating income	21,971	—	21,971	16,295	1,223	17,518
Interest income	378	—	378	912	—	912
Interest expense	(8,897)	—	(8,897)	(9,574)	—	(9,574)
Foreign exchange gain (loss)	(538)	778	240	(153)	1,175	1,022
Equity loss	(270)	—	(270)	(263)	—	(263)

Income from continuing operations before provision for income taxes	12,644	778	13,422	7,217	2,398	9,615
Provision for income taxes	585	—	585	2,295	—	2,295

Income from continuing operations	12,059	778	12,837	4,922	2,398	7,320
Loss from discontinued operation	(927)	—	(927)	(1,215)	—	(1,215)

Net income	$11,132	$778	$11,910	$3,707	$2,398	$6,105

Basic and diluted earnings per share
Income from continuing operations	$0.08	$—	$0.08	$0.03	$0.02	$0.05
Net income	$0.07	$—	$0.07	$0.02	$0.02	$0.04

Net cash provided by continuing operating activities	$67,796	$—	$67,796	$88,247	$—	$88,247

(1)
See explanations above under "Restatement".

	Q3 2005			Q4 2005
	($ in 000s, except per share data)
	As Reported	Adjustments(1)	As Restated	As Reported	Adjustments(1)	As Restated
REVENUE
Product sales	$244,455	$1,162	$245,617	$274,762	$664	$275,426
Research and development	7,647	—	7,647	6,733	—	6,733
Royalty and other	5,956	—	5,956	6,119	—	6,119

	258,058	1,162	259,220	287,614	664	288,278

EXPENSES
Cost of goods sold	51,991	(1,598)	50,393	53,567	(3,361)	50,206
Research and development	19,913	—	19,913	26,302	—	26,302
Selling, general and administrative	42,402	—	42,402	53,131	—	53,131
Amortization	15,443	—	15,443	15,442	—	15,442
Restructuring costs	1,118	—	1,118	85	—	85
Asset impairments, net of gain on disposal	—	—	—	2,670	—	2,670

	130,867	(1,598)	129,269	151,197	(3,361)	147,836

Operating income	127,191	2,760	129,951	136,417	4,025	140,442
Interest income	2,386	—	2,386	3,499	—	3,499
Interest expense	(9,450)	—	(9,450)	(9,205)	—	(9,205)
Foreign exchange gain (loss)	(1,462)	63	(1,399)	736	195	931
Equity loss	(271)	—	(271)	(356)	—	(356)

Income from continuing operations before provision for income taxes	118,394	2,823	121,217	131,091	4,220	135,311
Provision for income taxes	9,095	—	9,095	10,575	—	10,575

Income from continuing operations	109,299	2,823	112,122	120,516	4,220	124,736
Loss from discontinued operation	(7,636)	—	(7,636)	(797)	—	(797)

Net income	$101,663	$2,823	$104,486	$119,719	$4,220	$123,939

Basic and diluted earnings per share
Income from continuing operations	$0.69	$0.02	$0.70	$0.75	$0.03	$0.78
Net income	$0.64	$0.02	$0.65	$0.75	$0.03	$0.77

Net cash provided by continuing operating activities	$122,446	$—	$122,446	$223,390	$—	$223,390

(1)
See explanations above under "Restatement".

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

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2006 and 2005:

	2006	2005
	($ in 000s)
	As Restated(1)	As Restated(1)
Working capital (total current assets less total current liabilities)	$647,337	$414,033
Long-lived assets	1,072,699	1,274,844
Long-term obligations	411,791	436,868
Shareholders' equity	1,302,257	1,228,364

(1)
See above under "Restatement".

Working capital

        The $233.3 million increase in working capital from 2005 to 2006 was primarily due to:

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

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $202.1 million decrease in long-lived assets from 2005 to 2006 was primarily due to:

  •
  Asset impairment charge of $147.0 million related to write-down of the Vasotec®, Vaseretic® and Glumetza™ intangible assets; and

  •
  Depreciation of plant and equipment of $25.5 million and the amortization of intangible and other assets of $69.0 million.

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

Shareholders' equity

        The $73.9 million increase in shareholders' equity from 2005 to 2006 was primarily due to:

  •
  Net income of $211.6 million (including $14.8 million of stock-based compensation recorded in additional paid-in capital); and

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

Operating activities

        Net cash provided by continuing operating activities increased $20.6 million from 2005 to 2006, primarily due to:

  •
  An increase of $143.1 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, lower sales force and marketing costs, and higher interest income. Those factors were partially offset by higher legal expenses; and

  •
  An increase of $22.5 million related to the change in accrued liabilities, due mainly to unpaid litigation settlements and restructuring costs.

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

  •
  A decrease of $9.4 million related to the change in income taxes payable; and

  •
  A decrease of $8.1 million related to the timing of collection of accounts receivable.

        Net cash provided by continuing operating activities increased $222.3 million from 2004 to 2005, primarily due to:

  •
  An increase of $67.1 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales, and lower sales force and marketing costs;

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

        Partially offset by:

  •
  A decrease of $15.6 million related to the timing of collection of accounts receivable.

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

Contingencies

        In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. We are required to accrue for such loss contingencies if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies and consultation with internal and external legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 23 to our audited consolidated financial statements.

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

MANAGEMENT'S REVISED REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized, and reported in a timely manner. Based on our evaluation, our management, including the Chief Executive Officer ("CEO") and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2006 are not effective in connection with the restatement of our previously issued financial statements (as described above under "Restatement"). In addition, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Biovail to disclose material information otherwise required to be set forth in our reports.

Internal control over financial reporting

        Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

        Under the supervision and with the participation of management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's previous assessment as outlined in the Company's Form 20-F dated March 21, 2007 had concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

        Subsequent to the filing of the Company's Form 20-F on March 21, 2007, an error was discovered in a spreadsheet used by the Company to (a) track quantities of Zovirax products that the Company may purchase at reduced supply prices from GlaxoSmithKline plc ("GSK"), and (b) calculate amortization expense on a related long term asset that is being amortized to cost of goods sold. This error caused us to amend our Annual Report on Form 20-F/A for the year ended December 31, 2006, to adjust cost of goods sold for the years ended December 31, 2006 and 2005 for an overstatement of amortization expense, with a corresponding adjustment to other assets and an adjustment to deficit in shareholders equity as of December 31, 2006.

        As a result of this restatement, we reevaluated the effectiveness of our internal controls over financial reporting. This reevaluation was conducted in accordance with the provisions of PCAOB Auditing Standard No. 2, which defines a restatement as a strong indicator of a material weakness. Based on the information, facts, and guidance available during our reevaluation, we concluded that the data input errors that resulted in the misstatement of amortization expense and cost of goods sold in the consolidated statements of income, and other assets in the consolidated balance sheets was a material weakness. We also concluded that the failure of subsequent evaluation and analysis performed by local management to detect those errors on a timely basis also represented a material weakness. As a result of these material weaknesses identified, we have revised our previous assessment and have now concluded that our internal control over financial reporting was not effective as of December 31, 2006.

        To address the material weaknesses identified, management is in the process of implementing measures to remediate the control deficiency in the location where the foregoing error occurred. With respect to spreadsheets, these measures include strengthening internal controls around their development and usage, and the review and related analysis of those spreadsheets by local management; and examining the possibility of incorporating the automation of the spreadsheet-based data into Biovail's Enterprise Resource Planning application. We anticipate that these measures will be implemented by the end of the second quarter of 2007.

        Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, as stated in their report to the directors and shareholders of Biovail on page F-5 of our Amended Annual Report on Form 20-F/A.

Changes in internal control over financial reporting

        There were no changes in our internal controls over financial reporting identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the material differences that would have resulted in the MD&A had it been based on consolidated financial statements prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, together with a reconciliation of certain items, are explained in note 30 to our audited consolidated financial statements.

Results of operations

	Years Ended December 31
	2006	2005	2004
	($ in 000s, except per share data)
	As Restated(1)	As Restated(1)	As Restated(1)
Income from continuing operations — U.S. GAAP	$215,474	$257,015	$165,014
Income from continuing operations — Canadian GAAP	153,131	109,821	56,767
Net income — U.S. GAAP	211,626	246,440	159,799
Net income — Canadian GAAP	149,283	99,246	51,552
Basic and diluted earnings per share
Income from continuing operations — U.S. GAAP	$1.35	$1.61	$1.04
Income from continuing operations — Canadian GAAP	$0.96	$0.69	$0.36
Net income — U.S. GAAP	$1.32	$1.54	$1.00
Net income — Canadian GAAP	$0.93	$0.62	$0.32

(1)
See above under "Restatement".

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

Financial condition

	At December 31
	2006	2005
	($ in 000s)
	As Restated(1)	As Restated(1)
Long-lived assets — U.S. GAAP	$1,072,699	$1,274,844
Long-lived assets — Canadian GAAP	1,185,850	1,450,362
Shareholders' equity — U.S. GAAP	1,302,257	1,228,364
Shareholders' equity — Canadian GAAP	1,409,498	1,387,557

(1)
See above under "Restatement".

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

        We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

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

Item 15 Controls and Procedures

  (a)
  Disclosure Controls and Procedures.    We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on our evaluation, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are not effective in connection with the restatement of our previously filed financial statements (as described in the "Explanatory Note" preceding Part I, Item 1 of this Form 20-F). In addition, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Biovail to disclose material information otherwise required to be set forth in our reports.

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

  In connection with the aforementioned restatement of our previously issued financial statements, we evaluated the impact of the accounting errors on our assessment of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as of December 31, 2006. This evaluation was conducted in accordance with the provisions of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2 which defines a restatement as a strong indicator of a material wellness.

  Based on the information, facts, and guidance available during our reevaluation, we concluded that the data input errors that resulted in the misstatement of amortization expense and cost of goods sold in the consolidated statement of income, and other assets in the consolidated balance sheet was a material weakness. We also concluded that the failure of subsequent evaluation and analysis performed by local management to detect those errors on a timely basis also represented a material weakness. As a result of these material weaknesses identified, we have revised our previous assessment and have now concluded that our internal control over financial reporting was not effective as of December 31, 2006.

  To address the material weaknesses identified, management is in the process of implementing measures to remediate the control deficiency in the location where the foregoing error occurred. With respect to spreadsheets, these measures include strengthening internal controls around their development and usage, and the review and related analysis of those spreadsheets by local management; and examining the possibility of incorporating the automation of the spreadsheet-based data into Biovail's Enterprise

    Resource Planning application. We anticipate that these measures will be implemented by the end of the second quarter of 2007.

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

142

PART III

Item 17 Financial Statements

        We have elected to provide financial statements pursuant to Item 18.

Item 18 Financial Statements

        The financial statements appear on pages F-1 through F-56.

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
Date: May 22, 2007
	By:	/s/ KENNETH G. HOWLING Kenneth G. Howling Senior Vice President, Chief Financial Officer

REVISED REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND
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

Internal Control Over Financial Reporting

        The Company's management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with GAAP and other financial information.

        Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's previous assessment as outlined in the Company's Form 20-F dated March 21, 2007 had concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

        Subsequent to the filing of the Company's Form 20-F on March 21, 2007, an error was discovered in a spreadsheet used by the Company to (a) track quantities of Zovirax products that the Company may purchase at reduced supply prices from GlaxoSmithKline plc ("GSK"), and (b) calculate amortization expense on a related long term asset that is being amortized to cost of goods sold. This error caused us to amend our Annual Report on Form 20-F/A for the year ended December 31, 2006, to adjust cost of goods sold for the years ended December 31, 2006 and 2005 for an overstatement of amortization expense, with a corresponding adjustment to other assets and an adjustment to deficit in shareholders equity as of December 31, 2006.

        As a result of this restatement, we reevaluated the effectiveness of our internal controls over financial reporting. This reevaluation was conducted in accordance with the provisions of PCAOB Auditing Standard No. 2, which defines a restatement as a strong indicator of a material weakness. Based on the information, facts, and guidance available during our reevaluation, we concluded that the data input errors that resulted in the misstatement of amortization expense and cost of goods sold in the consolidated statements of income, and other assets in the consolidated balance sheets was a material weakness. We also concluded that the failure of subsequent evaluation and analysis performed by local management to detect those errors on a timely basis also represented a material weakness. As a result of these material weaknesses identified, we have revised our previous assessment and have now concluded that our internal control over financial reporting was not effective as of December 31, 2006.

        Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, as stated in their report on page F-5 herein.

/s/ DOUGLAS J. P. SQUIRES	/s/ KENNETH G. HOWLING
Douglas J. P. Squires Chief Executive Officer	Kenneth G. Howling Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement Schedule II listed in the Exhibit Index as Exhibit 99.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        Our previous audit report dated March 19, 2007 has been withdrawn, and the consolidated balance sheets as at December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 2006 have been restated, as described in note 3 to the consolidated financial statements.

        As discussed in note 2 to the consolidated financial statements, in 2006, Biovail Corporation changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biovail Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007, except for the effects of the material weaknesses described in the sixth paragraph of that report, as to which the date is May 22, 2007, expressed an unqualified opinion on management's assessment and an adverse opinion because of material weaknesses on the effectiveness of internal control over financial reporting.

Toronto, Canada,	/s/ ERNST & YOUNG LLP
March 19, 2007, except for note 3, as to which the date is May 22, 2007	Chartered Accountants Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Biovail Corporation

        We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting (as revised), that Biovail Corporation did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of material weaknesses identified in management's assessment, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Biovail Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

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

        In our report dated March 19, 2007, we expressed an unqualified opinion on management's assessment that Biovail Corporation maintained effective internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting. As described in the following paragraph, Biovail Corporation subsequently identified a material misstatement in its 2006 annual consolidated financial statements, which caused such annual statements to be restated. Management subsequently revised its assessment due to the identification of the material weaknesses described in the following paragraph. Accordingly, our opinion on the effectiveness of Biovail Corporation's internal control over financial reporting as of December 31, 2006, expressed herein, is different from that expressed in our previous report.

        A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment. Biovail Corporation did not have appropriate controls in place to prevent the error in the preparation of the spreadsheet that was used to calculate amortization of an asset and detect the error through review and analysis of the spreadsheet by local management. See note 3 to the 2006 consolidated financial statements for a full discussion of the effects of these changes to Biovail Corporation's consolidated financial statements. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated March 19, 2007 (except for note 3, as to which the date is May 22, 2007) on those financial statements.

        In our opinion, management's revised assessment that Biovail Corporation did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Biovail Corporation has not maintained effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 19, 2007, except for note 3, as to which the date is May 22, 2007, expressed an unqualified opinion thereon.

Toronto, Canada,	/s/ ERNST & YOUNG LLP
March 19, 2007, except for the effects of the material weaknesses described in the sixth paragraph above, as to which the date is May 22, 2007	Chartered Accountants Licensed Public Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2006	2005
	As Restated — See Note 3	As Restated — See Note 3
ASSETS
Current
Cash and cash equivalents	$834,540	$445,289
Marketable securities	—	505
Accounts receivable	129,247	135,506
Inventories	78,781	89,473
Deposits and prepaid expenses	15,056	14,923
Assets of discontinued operation held for sale	—	1,893

	1,057,624	687,589

Marketable securities	5,677	6,859
Long-term investments	56,442	66,421
Property, plant and equipment, net	211,979	199,567
Intangible assets, net	697,645	910,276
Goodwill	100,294	100,294
Other assets, net	62,781	64,707
Long-term assets of discontinued operation held for sale	—	1,107

	$2,192,442	$2,036,820

LIABILITIES
Current
Accounts payable	$44,988	$61,453
Dividends payable	80,222	—
Accrued liabilities	115,619	88,870
Accrued contract losses	54,800	—
Income taxes payable	41,596	37,713
Deferred revenue	61,916	61,160
Current portion of long-term obligations	11,146	24,360

	410,287	273,556

Deferred revenue	73,621	117,119
Deferred leasehold inducements	5,632	5,273
Long-term obligations	400,645	412,508

	890,185	808,456

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 160,444,070 and 159,587,838 issued and outstanding at December 31, 2006 and 2005, respectively	1,476,930	1,461,077
Additional paid-in capital	14,952	377
Deficit	(232,733)	(284,075)
Accumulated other comprehensive income	43,108	50,985

	1,302,257	1,228,364

	$2,192,442	$2,036,820

Commitments and contingencies (notes 23 and 24)

On behalf of the Board:

/s/ Eugene N. Melnyk	/s/ Michael R. Van Every
EUGENE N. MELNYK	MICHAEL R. VAN EVERY
Chairman of the Board	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2006	2005	2004
	As Restated — See Note 3	As Restated — See Note 3	As Restated — See Note 3
REVENUE
Product sales	$1,021,278	$887,074	$837,102
Research and development	21,593	27,949	19,279
Royalty and other	24,851	23,320	22,775

	1,067,722	938,343	879,156

EXPENSES
Cost of goods sold	211,152	201,330	221,935
Research and development	95,479	88,437	68,382
Selling, general and administrative	238,441	227,394	253,531
Amortization	56,457	62,260	64,704
Asset impairments, net of gain on disposal	143,000	29,230	40,685
Restructuring costs	15,126	19,810	—
Contract losses	54,800	—	—
Litigation settlements	14,400	—	—
Acquired research and development	—	—	8,640

	828,855	628,461	657,877

Operating income	238,867	309,882	221,279
Interest income	29,199	7,175	1,034
Interest expense	(35,203)	(37,126)	(40,104)
Foreign exchange gain (loss)	(2,360)	794	(1,759)
Equity loss and other	(529)	(1,160)	(6,486)

Income from continuing operations before provision for income taxes	229,974	279,565	173,964
Provision for income taxes	14,500	22,550	8,950

Income from continuing operations	215,474	257,015	165,014
Loss from discontinued operation	(3,848)	(10,575)	(5,215)

Net income	211,626	246,440	159,799

Basic and diluted earnings (loss) per share
Income from continuing operations	1.35	1.61	1.04
Loss from discontinued operation	(0.03)	(0.07)	(0.04)

Net income	1.32	1.54	1.00

Weighted average number of common shares outstanding (000s)
Basic	160,060	159,433	159,115
Diluted	160,078	159,681	159,258

The accompanying notes are an integral part of the consolidated financial statement.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common Shares
					Accumulated Other Comprehensive Income
	Shares (000s)	Amount	Additional Paid-in Capital	Deficit		Total
				As Restated — See Note 3	As Restated — See Note 3	As Restated — See Note 3
Balance, January 1, 2004	$158,797	$1,448,353	$2,290	$(610,535)	$41,487	$881,595
Issued on the exercise of stock options	561	8,279	(700)	—	—	7,579
Issued under Employee Stock Purchase Plan	25	433	—	—	—	433
Stock-based compensation	—	—	(140)	—	—	(140)

	159,383	1,457,065	1,450	(610,535)	41,487	889,467

Comprehensive income
Net income	—	—	—	159,799	—	159,799
Other comprehensive income	—	—	—	—	4,647	4,647

Total comprehensive income						164,446

Balance, December 31, 2004	159,383	1,457,065	1,450	(450,736)	46,134	1,053,913

Issued on the exercise of stock options	187	3,740	(1,022)	—	—	2,718
Issued under Employee Stock Purchase Plan	18	272	—	—	—	272
Stock-based compensation	—	—	(51)	—	—	(51)
Dividends declared	—	—	—	(79,779)	—	(79,779)

	159,588	1,461,077	377	(530,515)	46,134	977,073

Comprehensive income
Net income	—	—	—	246,440	—	246,440
Other comprehensive income	—	—	—	—	4,851	4,851

Total comprehensive income						251,291

Balance, December 31, 2005	159,588	1,461,077	377	(284,075)	50,985	1,228,364

Issued on the exercise of stock options	844	15,659	(219)	—	—	15,440
Issued under Employee Stock Purchase Plan	12	194	—	—	—	194
Stock-based compensation	—	—	14,794	—	—	14,794
Dividends declared	—	—	—	(160,284)	—	(160,284)

	160,444	1,476,930	14,952	(444,359)	50,985	1,098,508

Comprehensive income
Net income	—	—	—	211,626	—	211,626
Other comprehensive loss	—	—	—	—	(7,877)	(7,877)

Total comprehensive income						203,749

Balance, December 31, 2006	$160,444	$1,476,930	$14,952	$(232,733)	$43,108	$1,302,257

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2006	2005	2004
	As Restated — See Note 3	As Restated — See Note 3	As Restated — See Note 3
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$211,626	$246,440	$159,799
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	92,150	96,641	86,137
Amortization and write-down of deferred financing costs	2,300	3,445	4,322
Amortization and write-down of discounts on long-term obligations	1,291	2,420	3,218
Stock-based compensation	14,794	—	—
Asset impairments	151,140	29,230	42,156
Gain on disposal of intangible assets	(4,000)	—	(1,471)
Accrued contract losses	54,800	—	—
Equity loss	529	1,160	4,179
Loss from discontinued operation	3,848	10,575	5,215
Receipt of leasehold inducements	835	805	5,232
Acquired research and development	—	—	8,640
Other	1,248	(3,274)	2,883
Changes in operating assets and liabilities:
Accounts receivable	4,688	12,775	28,413
Inventories	10,906	16,624	(26,466)
Deposits and prepaid expenses	(311)	1,101	(539)
Accounts payable	(12,999)	17,027	(25,240)
Accrued liabilities	28,094	5,605	(21,645)
Income taxes payable	3,897	13,343	428
Deferred revenue	(42,319)	47,962	4,305

Net cash provided by continuing operating activities	522,517	501,879	279,566

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(44,802)	(37,807)	(28,024)
Proceeds from sales and maturities of marketable securities	4,854	6,296	—
Proceeds on disposal of intangible assets, net of withholding tax	4,000	98,127	3,000
Purchases of marketable securities	(3,196)	(8,791)	(5,038)
Acquisitions of long-term investments	(1,303)	—	(2,877)
Acquisitions of intangible assets	—	(26,000)	—
Acquisition of business, net of cash acquired	—	—	(9,319)

Net cash provided by (used in) continuing investing activities	(40,447)	31,825	(42,258)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(80,062)	(79,779)	—
Repayments of other long-term obligations	(25,455)	(39,587)	(66,288)
Issuance of common shares	15,634	2,990	8,012
Financing costs paid	(1,275)	(1,300)	(2,550)
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Proceeds (payment) on termination of interest rate swaps	—	(1,419)	6,300
Repayments under credit facility	—	—	(280,000)

Net cash used in continuing financing activities	(92,256)	(119,095)	(334,526)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(3,770)	(2,476)
Net cash used in investing activities	—	(47)	(5)

Net cash used in discontinued operation	(558)	(3,817)	(2,481)

Effect of exchange rate changes on cash and cash equivalents	(5)	173	762

Net increase (decrease) in cash and cash equivalents	389,251	410,965	(98,937)
Cash and cash equivalents, beginning of year	445,289	34,324	133,261

Cash and cash equivalents, end of year	$834,540	$445,289	$34,324

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

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis. These policies are consistent with accounting policies generally accepted in Canada ("Canadian GAAP") in all material respects except as described in note 30.

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

3.     RESTATEMENT

  During the 2007 first quarter financial statement close process, the Company detected a data error in a supporting schedule used to (a) track quantities of Zovirax® products that the Company may purchase at reduced supply prices from GlaxoSmithKline plc ("GSK"), and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. As a result of this error, cost of goods sold for the years ended December 31, 2006 and 2005 has been adjusted for an overstatement of amortization expense in the amount of $12,129,000 and $5,201,000, respectively. At December 31, 2006, the cumulative effect of this adjustment for fiscal years 2006 and 2005 resulted in an increase of $17,330,000 to other assets, with a corresponding adjustment to deficit in shareholders' equity.

  As a result of the preceding restatement, the Company is required to correct other known errors in prior periods that were previously deemed to be immaterial. The Company identified two such instances — one related to Cardizem® LA revenue recognition and the other related to foreign currency translation.

  The Company has revised its previous accounting for a cumulative pricing adjustment related to Cardizem® LA sold to Kos Pharmaceuticals, Inc. ("Kos"). That adjustment resulted from price increases implemented by Kos during the period from May 2, 2005 to September 30, 2006. As previously disclosed, the Company originally recorded the entire amount of that adjustment in product sales revenue for the three months ended September 30, 2006. The Company has now reallocated a share of that adjustment to each of the affected interim periods, which resulted in a decrease of $2,807,000 to product sales revenue for the year ended December 31, 2006, and a corresponding increase to product sales revenue for the year ended December 31, 2005. This reallocation had no cumulative balance sheet effect at December 31, 2006.

  The Company has also corrected the classification of certain foreign currency translation gains and losses from accumulated other comprehensive income to net income. Those gains and losses were primarily related to long-term intercompany balances between the Company and its Irish subsidiary group. This correction resulted in an increase of $1,644,000 and $1,195,000 to the foreign exchange loss for the years ended December 31, 2006 and 2004, respectively, and a decrease of $2,211,000 to the foreign exchange loss for the year ended December 31, 2005. At December 31, 2006, the cumulative effect of this correction for fiscal years 2006, 2005, 2004 and 2003 resulted in an increase of $3,485,000 to accumulated other comprehensive income, with a corresponding adjustment to deficit, both in shareholders' equity.

  There was no income tax impact resulting from the foregoing adjustments.

  The following table summarizes the effects of the preceding adjustments on the previously reported consolidated balance sheets at December 31, 2006 and 2005.

	At December 31, 2006			At December 31, 2005
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
ASSETS
Current
Cash and cash equivalents	$834,540	$—	$834,540	$445,289	$—	$445,289
Marketable securities	—	—	—	505	—	505
Accounts receivable	129,247	—	129,247	132,699	2,807	135,506
Inventories	78,781	—	78,781	89,473	—	89,473
Deposits and prepaid expenses	15,056	—	15,056	14,923	—	14,923
Assets of discontinued operations held for sale	—	—	—	1,893	—	1,893

	1,057,624	—	1,057,624	684,782	2,807	687,589

Marketable securities	5,677	—	5,677	6,859	—	6,859
Long-term investments	56,442	—	56,442	66,421	—	66,421
Property, plant and equipment, net	211,979	—	211,979	199,567	—	199,567
Intangible assets, net	697,645	—	697,645	910,276	—	910,276
Goodwill	100,294	—	100,294	100,294	—	100,294
Other assets, net	45,451	17,330	62,781	59,506	5,201	64,707
Long-term assets of discontinued operation held for sale	—	—	—	1,107	—	1,107

	$2,175,112	$17,330	$2,192,442	$2,028,812	$8,008	$2,036,820

LIABILITIES
Current
Accounts payable	$44,988	$—	$44,988	$61,453	$—	$61,453
Dividends payable	80,222	—	80,222	—	—	—
Accrued liabilities	115,619	—	115,619	88,870	—	88,870
Accrued contract losses	54,800	—	54,800	—	—	—
Income taxes payable	41,596	—	41,596	37,713	—	37,713
Deferred revenue	61,916	—	61,916	61,160	—	61,160
Current portion of long-term obligations	11,146	—	11,146	24,360	—	24,360

	410,287	—	410,287	273,556	—	273,556

Deferred revenue	73,621	—	73,621	117,119	—	117,119
Deferred leasehold inducements	5,632	—	5,632	5,273	—	5,273
Long-term obligations	400,645	—	400,645	412,508	—	412,508

	890,185	—	890,185	808,456	—	808,456

SHAREHOLDERS' EQUITY
Common shares	1,476,930	—	1,476,930	1,461,077	—	1,461,077
Additional paid-in capital	14,952	—	14,952	377	—	377
Deficit	(246,578)	13,845	(232,733)	(290,242)	6,167	(284,075)
Accumulated other comprehensive income	39,623	3,485	43,108	49,144	1,841	50,985

	1,284,927	17,330	1,302,257	1,220,356	8,008	1,228,364

	$2,175,112	$17,330	$2,192,442	$2,028,812	$8,008	$2,036,820

  The following table summarizes the effects of the preceding adjustments on the previously reported consolidated statements of income for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
REVENUE
Product sales	$1,024,085	$(2,807)	$1,021,278	$884,267	$2,807	$887,074	$837,102	$—	$837,102
Research and development	21,593	—	21,593	27,949	—	27,949	19,279	—	19,279
Royalty and other	24,851	—	24,851	23,320	—	23,320	22,775	—	22,775

	1,070,529	(2,807)	1,067,722	935,536	2,807	938,343	879,156	—	879,156

EXPENSES
Cost of goods sold	223,281	(12,129)	211,152	206,531	(5,201)	201,330	221,935	—	221,935
Research and development	95,479	—	95,479	88,437	—	88,437	68,382	—	68,382
Selling, general and administrative	238,441	—	238,441	227,394	—	227,394	253,531	—	253,531
Amortization	56,457	—	56,457	62,260	—	62,260	64,704	—	64,704
Asset impairments, net of gain on disposal	143,000	—	143,000	29,230	—	29,230	40,685	—	40,685
Restructuring costs	15,126	—	15,126	19,810	—	19,810	—	—	—
Contract losses	54,800	—	54,800	—	—	—	—	—	—
Litigation settlements	14,400	—	14,400	—	—	—	—	—	—
Aquired research and development	—	—	—	—	—	—	8,640	—	8,640

	840,984	(12,129)	828,855	633,662	(5,201)	628,461	657,877	—	657,877

Operating income	229,545	9,322	238,867	301,874	8,008	309,882	221,279	—	221,279
Interest income	29,199	—	29,199	7,175	—	7,175	1,034	—	1,034
Interest expense	(35,203)	—	(35,203)	(37,126)	—	(37,126)	(40,104)	—	(40,104)
Foreign exchange gain (loss)	(716)	(1,644)	(2,360)	(1,417)	2,211	794	(564)	(1,195)	(1,759)
Equity loss and other	(529)	—	(529)	(1,160)	—	(1,160)	(6,486)	—	(6,486)

Income from continuing operations before provision for income taxes	222,296	7,678	229,974	269,346	10,219	279,565	175,159	(1,195)	173,964
Provision for income taxes	14,500	—	14,500	22,550	—	22,550	8,950	—	8,950

Income from continuing operations	207,796	7,678	215,474	246,796	10,219	257,015	166,209	(1,195)	165,014
Loss from discontinued operation	(3,848)	—	(3,848)	(10,575)	—	(10,575)	(5,215)	—	(5,215)

Net income	$203,948	$7,678	$211,626	$236,221	$10,219	$246,440	$160,994	$(1,195)	$159,799

Basic and diluted earnings per share
Income from continuing operations	$1.30	$0.05	$1.35	$1.55	$0.06	$1.61	$1.04	$(0.01)	$1.04
Net income	$1.27	$0.05	$1.32	$1.48	$0.06	$1.54	$1.01	$(0.01)	$1.00

  The following table summarizes the effects of the preceding adjustments on the previously reported consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$203,948	$7,678	$211,626	$236,221	$10,219	$246,440	$160,994	$(1,195)	$159,799
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	104,279	(12,129)	92,150	101,842	(5,201)	96,641	86,137	—	86,137
Amortization and write-down of deferred financing costs	2,300	—	2,300	3,445	—	3,445	4,322	—	4,322
Amortization and write-down of discounts on long-term obligations	1,291	—	1,291	2,420	—	2,420	3,218	—	3,218
Stock-based compensation	14,794	—	14,794	—	—	—	—	—	—
Asset impairments	151,140	—	151,140	29,230	—	29,230	42,156	—	42,156
Gain on disposal of intangible assets	(4,000)	—	(4,000)	—	—	—	(1,471)	—	(1,471)
Accrued contract losses	54,800	—	54,800	—	—	—	—	—	—
Equity loss	529	—	529	1,160	—	1,160	4,179	—	4,179
Loss from discontinued operation	3,848	—	3,848	10,575	—	10,575	5,215	—	5,215
Receipt of leasehold inducements	835	—	835	805	—	805	5,232	—	5,232
Acquired research and development	—	—	—	—	—	—	8,640	—	8,640
Other	(396)	1,644	1,248	(1,063)	(2,211)	(3,274)	1,688	1,195	2,883

Changes in operating assets and liabilities:
Accounts receivable	1,881	2,807	4,688	15,582	(2,807)	12,775	28,413	—	28,413
Inventories	10,906	—	10,906	16,624	—	16,624	(26,466)	—	(26,466)
Deposits and prepaid expenses	(311)	—	(311)	1,101	—	1,101	(539)	—	(539)
Accounts payable	(12,999)	—	(12,999)	17,027	—	17,027	(25,240)	—	(25,240)
Accrued liabilities	28,094	—	28,094	5,605	—	5,605	(21,645)	—	(21,645)
Income taxes payable	3,897	—	3,897	13,343	—	13,343	428	—	428
Deferred revenue	(42,319)	—	(42,319)	47,962	—	47,962	4,305	—	4,305

Net cash provided by continuing operating activities	522,517	—	522,517	501,879	—	501,879	279,566	—	279,566

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided by (used in) continuing investing activities	(40,447)	—	(40,447)	31,825	—	31,825	(42,258)	—	(42,258)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in continuing financing activities	(92,256)	—	(92,256)	(119,095)	—	(119,095)	(334,526)	—	(334,526)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in discontinued operation	(558)	—	(558)	(3,817)	—	(3,817)	(2,481)	—	(2,481)

Effect of exchange rate changes on cash and cash equivalents	(5)	—	(5)	173	—	173	762	—	762

Net increase (decrease) in cash and cash equivalents	389,251	—	389,251	410,965	—	410,965	(98,937)	—	(98,937)
Cash and cash equivalents, beginning of year	445,289	—	445,289	34,324	—	34,324	133,261	—	133,261

Cash and cash equivalents, end of year	$834,540	$—	$834,540	$445,289	$—	$445,289	$34,324	$—	$34,324

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2006

4.     RESTRUCTURING

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

  2005

  On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the U.S. and Puerto Rico, to Kos (which was acquired by Abbott Laboratories in December 2006). Kos also obtained the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™). In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugs Teveten and Teveten HCT. In consideration for these transactions, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000.

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

5.     MARKETABLE SECURITIES

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

6.     ACCOUNTS RECEIVABLE

	2006	2005
		As Restated — See Note 3
Trade	$123,031	$127,652
Less allowances for doubtful accounts and cash discounts	3,503	4,300

	119,528	123,352
Royalties	4,121	5,032
Other	5,598	7,122

	$129,247	$135,506

7.     INVENTORIES

	2006	2005
Raw materials	$34,766	$54,525
Work in process	15,230	11,416
Finished goods	28,785	23,532

	$78,781	$89,473

8.     LONG-TERM INVESTMENTS

	2006	2005
Ethypharm S.A.	$30,000	$30,000
Depomed, Inc.	15,999	26,102
Other	10,443	10,319

	$56,442	$66,421

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

  In February 2007, the Company entered into a share transfer agreement pursuant to which it has agreed to sell all or a part of its common shares of Ethypharm (as described in note 28).

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

9.     PROPERTY, PLANT AND EQUIPMENT

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

10.     INTANGIBLE ASSETS

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

  Vasotec® and Vaseretic®

  The Company recorded a $132,000,000 impairment charge relating to its Vasotec® and Vaseretic® trademarks and product rights. The Company acquired Vasotec® and Vaseretic® from Merck & Co., Inc. ("Merck") in May 2002 for $245,355,000. Subsequent to the date of acquisition, the Company had been developing Vasocard™ as a Vasotec® line extension product. In May 2005, the Company sold the distribution rights to Vasocard™ to Kos (as described in note 4).

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

11.   OTHER ASSETS

	2006	2005
	As Restated — See Note 3	As Restated — See Note 3
Zovirax®	$40,656	$40,656
Deferred compensation trust fund	7,958	7,398
Deferred financing costs, less accumulated amortization: 2006 — $14,485; 2005 — $12,185	6,095	7,120
Withholding tax, less accumulated amortization: 2006 — $1,750; 2005 — $700	5,600	6,650
Loan receivable	719	665
Other	1,753	2,218

	$62,781	$64,707

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GSK, including the reduction in the supply price for this product. In consideration for these amendments the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The present value of these payments was determined to be $40,656,000, which was recorded as an asset. Commencing in 2007, this asset will be amortized to cost of goods sold on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price.

  Withholding tax

  In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 4). Commencing in 2005, this asset is being amortized to income tax expense on a straight-line basis over seven years.

  Loan receivable

  In March 2001, the Company made a $600,000 relocation assistance loan to a former executive officer. This loan accrues interest at a rate equal to the Company's rate of borrowing and is due on March 31, 2008.

12.   ACCRUED LIABILITIES

	2006	2005
Product returns	$25,121	$23,205
Employee costs	19,046	19,773
Litigation settlements (as described in note 18)	14,400	—
Restructuring (as described in note 4)	11,934	1,571
Professional fees	11,243	8,940
Interest	8,304	8,849
Product rebates, chargebacks and allowances	7,083	9,465
Recall costs	3,000	—
Distribution fees	2,350	4,885
Other	13,138	12,182

	$115,619	$88,870

13.   ACCRUED CONTRACT LOSSES

	2006	2005
Wellbutrin XL®	$46,400	$—
Cardizem® LA	8,400	—

	$54,800	$—

  Wellbutrin XL®

  In December 2006, Teva Pharmaceuticals Industries Ltd. ("Teva") launched a generic version of 300mg Wellbutrin XL® product in the U.S. (as described in note 23). With the introduction of generic competition, the Company anticipates losing a substantial portion of the pre-genericization revenue from sales of 300mg Wellbutrin XL® brand product in the U.S. within a short period of time. Since its launch by GSK in September 2003 through to December 2006, Wellbutrin XL® has accounted for approximately 40% of the Company's total consolidated product sales.

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

14.   DEFERRED REVENUE

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

  Cardizem® LA

  In May 2005, the Company received up-front cash consideration of $105,477,000 in connection with the Kos transaction (as described in note 4). Commencing in 2005, this consideration is being amortized to product sales on a straight-line basis over seven years.

  Ultram® ER

  In November 2005, the Company received $60,000,000 from Ortho-McNeil, Inc. ("OMI") related to the manufacture and supply of Ultram® ER. Commencing in 2006, this prepayment is being amortized to zero through credits against 33% of the total amount of Ultram® ER sold to OMI.

15.   LONG-TERM OBLIGATIONS

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

  On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 at a price of 101.969% of the principal amount, plus accrued interest (as described in note 28). The Notes have been classified as a long-term obligation on the consolidated balance sheet based on the conditions that existed at December 31, 2006.

  Zovirax® obligation

  This non-interest bearing obligation relates to the amendments to the Zovirax® distribution agreement (as described in note 11), and was discounted based on an imputed interest rate of 3.74%. The final payment of $11,250,000 is due on March 31, 2007.

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

16.   SHAREHOLDERS' EQUITY

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

  Prior years' pro forma information under SFAS 123

  For 2005 and 2004, the following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of SFAS 123 had been applied for all stock options granted:

	2005	2004
	As Restated — See Note 3	As Restated — See Note 3
Net income as reported	$246,440	$159,799
Pro forma stock-based compensation expense determined under
fair value-based method	(4,447)	(20,403)

Pro forma net income	$241,993	$139,396

Basic and diluted earnings per share
As reported	$1.54	$1.00
Pro forma	$1.52	$0.88

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

  Accumulated other comprehensive income

  The components of accumulated other comprehensive income were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Holding Gain/(Loss) on Available- For-Sale Investments	Total
	As Restated — See Note 3		As Restated — See Note 3
Balance, January 1, 2004	$20,697	$20,790	$41,487
Other comprehensive income (loss)	11,665	(7,018)	4,647

Balance, December 31, 2004	32,362	13,772	46,134
Other comprehensive income	2,386	2,465	4,851

Balance, December 31, 2005	34,748	16,237	50,985
Other comprehensive income (loss)	2,516	(10,393)	(7,877)

Balance, December 31, 2006	$37,264	$5,844	$43,108

17.   ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL

  2006

  In September 2006, the Company recorded a $147,000,000 impairment charge to write down the intangible assets associated with its Vasotec® and Vaseretic®, and Glumetza™ product lines (as described in note 10).

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

  In May 2005, the Company recorded a $25,507,000 impairment charge on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 4), as well as related costs to transfer of $326,000.

  2004

  In December 2004, the Company recorded a $37,802,000 impairment charge to write down its investment in Ethypharm (as described in note 8).

  In November 2004, following a decision not to reformulate the Rondec product line, the Company recorded a $4,354,000 impairment charge to write off the remaining carrying value of the related product rights.

  In July 2004, the Company received proceeds of $3,000,000 on the sale of the Cedax product rights, which resulted in a gain on disposal of $1,471,000.

18.   LITIGATION SETTLEMENTS

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

  Adalat CC

  At December 31, 2006, the Company accrued its one-third share of the total consideration to be paid to settle certain claims related to the Company's licensing of Adalat CC generic products from Elan Corporation plc ("Elan") (as described in note 23).

19.   ACQUIRED RESEARCH AND DEVELOPMENT

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

20.   INCOME TAXES

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

  The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2006	2005	2004
	As Restated — See Note 3	As Restated — See Note 3	As Restated — See Note 3
Income from continuing operations before provision for income taxes	$229,974	$279,565	$173,964
Loss from discontinued operation	(3,848)	(10,575)	(5,215)

Income before provision for income taxes	226,126	268,990	168,749
Expected Canadian statutory rate	36.3%	36.5%	36.5%

Expected provision for income taxes	82,084	98,181	61,593
Non-deductible amounts:
Amortization	22,656	22,725	23,472
Equity loss	324	423	1,525
Intangible asset impairments	53,390	—	—
Acquired research and development	—	—	3,154
Foreign tax rate differences	(172,127)	(156,463)	(163,648)
Unrecognized income tax benefit of losses	18,106	42,921	78,991
Withholding taxes on foreign income	4,943	3,900	—
Other	5,124	10,863	3,863

	$14,500	$22,550	$8,950

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

  On February 27, 2007, the Company issued a notice of redemption of all the outstanding Notes effective April 1, 2007 (as described in note 28). The payment of the U.S. dollar denominated Notes will likely result in a foreign exchange gain for Canadian income tax purposes. The amount of this gain will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are paid. At December 31, 2006, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $146,000,000. If the Notes had been paid at December 31, 2006, one-half of this foreign exchange gain would have been included in the Company's Canadian taxable income, which would have resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above. The payment of the Notes will not result in a foreign exchange gain or loss being recognized in the Company's consolidated financial statements, as these statements are prepared in U.S. dollars.

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

21.   DISCONTINUED OPERATION

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

  For the period ended May 2, 2006, and years ended December 31, 2005 and 2004, the following revenue and expenses of Nutravail have been reclassified from continuing operations to loss from discontinued operation:

	2006	2005	2004
REVENUE
Product sales	$774	$2,397	$4,344
Research and development	69	1,042	1,173
Royalty and other	446	2,093	1,870

	1,289	5,532	7,387

EXPENSES
Cost of goods sold (including write-off of inventory: 2006 — $1,304; 2005 and 2004 — $ — )	2,160	4,202	6,343
Research and development	1,263	1,931	2,111
Selling, general and administration	630	4,200	3,876
Amortization	—	204	272

	4,053	10,537	12,602

Loss from discontinued operation before asset impairments	(2,764)	(5,005)	(5,215)
Asset impairments	(1,084)	(5,570)	—

Loss from discontinued operation	$(3,848)	$(10,575)	$(5,215)

22.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	2006	2005	2004
	As Restated — See Note 3	As Restated — See Note 3	As Restated — See Note 3
Net income	$211,626	$246,440	$159,799

Basic weighted average number of common shares outstanding (000s)	160,060	159,433	159,115
Dilutive effect of stock options (000s)	18	248	143

Diluted weighted average number of common shares outstanding (000s)	160,078	159,681	159,258

Basic and diluted earnings per share	$1.32	$1.54	$1.00

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

24.   COMMITMENTS AND CONTINGENCIES

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

  Minimum future rental payments have not been reduced by the following sublease rentals due under non-cancelable subleases: 2007 — $698,000; 2008 — $547,000; and 2009 — $38,000.

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

  Indemnification provisions

  In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. These provisions include, but are not limited to, indemnifications provided to Kos for lost profits in the event of a Cardizem® LA supply failure, or the entry of generic competition to Cardizem® LA prior to December 31, 2008. With the exception of Kos's estimated lost profits claim (as described in note 13), no material amounts were accrued at December 31, 2006 for the Company's obligations under any of these provisions.

25.   RELATED PARTY TRANSACTIONS

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

26.   PROMOTIONAL SERVICES AGREEMENT

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

27.   SEGMENT INFORMATION

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

  Geographic information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2006	2005	2004	2006	2005	2004
	As Restated — See Note 3	As Restated — See Note 3		As Restated — See Note 3	As Restated — See Note 3
Canada	$89,920	$112,847	$110,511	$126,194	$116,337	$108,988
U.S. and Puerto Rico	966,212	815,342	760,175	183,763	182,876	184,793
Barbados	—	—	—	736,769	947,947	1,007,448
Other countries	11,590	10,154	8,470	25,973	27,684	27,134

	$1,067,722	$938,343	$879,156	$1,072,699	$1,274,844	$1,328,363

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

28.   SUBSEQUENT EVENTS

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

  The Company expects that the redemption of the Notes will result in a foreign exchange gain for Canadian income tax purposes (as described in note 20). Taking that expectation into consideration, the Company believes it is more likely than not that it will generate sufficient taxable income in Canada in 2007 to utilize a portion of its deferred tax assets, which is expected to result in a corresponding reduction in the valuation allowance on those assets.

28.   SUBSEQUENT EVENTS

  Wellbutrin XL® settlement

  On March 5, 2007, the Company announced a comprehensive settlement with Anchen, Impax, Watson and Teva related to Wellbutrin XL® (as described in notes 18 and 23).

  Dividends declared

  On March 14, 2007, the Company's Board of Directors declared a cash dividend of $0.375 per share, payable on April 3, 2007 to shareholders of record at March 26, 2007.

29.   COMPARATIVE FIGURES

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2006.

30.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

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

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's consolidated net income as reported under U.S. GAAP and the Company's consolidated net income that would have been reported under Canadian GAAP:

	2006	2005	2004
	As Restated — See Note 3	As Restated — See Note 3	As Restated — See Note 3
Net income under U.S. GAAP	$211,626	$246,440	$159,799
Canadian GAAP adjustments
Acquired research and development amortization expense(1)	(49,316)	(98,112)	(98,112)
Impairment of acquired research and development(2)	(9,504)	(45,046)	—
Gain on disposal of acquired research and development(3)	(4,000)	—	—
Purchase of acquired research and development(4)	—	—	8,640
Stock-based compensation expense(5)	—	(4,447)	(20,403)
Other	477	411	1,628

Net income under Canadian GAAP	$149,283	$99,246	$51,552

Basic and diluted earnings per share under Canadian GAAP
Income from continuing operations	$0.96	$0.69	$0.36
Net income	$0.93	$0.62	$0.32

  The following table presents a reconciliation of the Company's consolidated balance sheets as reported under U.S. GAAP and the Company's consolidated balance sheets that would have been reported under Canadian GAAP:

	2006	2005
	As Restated — See Note 3	As Restated — See Note 3
Total assets under U.S. GAAP	$2,192,442	$2,036,820

Canadian GAAP adjustments
Marketable securities/Long-term investments
Net unrealized holding gain on available-for-sale investments(6)	(5,844)	(16,237)
Intangible assets, net
Acquired research and development(1),(2),(3),(4)	112,299	175,121
Goodwill
Value of consideration paid on acquisition of Fuisz Technologies Ltd. ("Fuisz")(7)	7,763	7,763
Settlement of Fuisz pre-acquisition contract(8)	(7,460)	(7,460)
Other	2,312	2,312
Other assets, net	(1,763)	(2,218)

Total assets under Canadian GAAP	$2,299,749	$2,196,101

	2006	2005
Total liabilities under U.S. GAAP	$890,185	$808,456

Canadian GAAP adjustments
Long-term obligations	66	88

Total liabilities under Canadian GAAP	$890,251	$808,544

	2006	2005
	As Restated — See Note 3	As Restated — See Note 3
Total shareholders' equity under U.S. GAAP	$1,302,257	$1,228,364

Canadian GAAP adjustments
Common shares
Stock-based compensation(5)	43,547	36,779
Accretion of convertible debt(9)	26,116	26,116
Value of consideration paid on acquisition of Fuisz(7)	7,763	7,763
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation(5)	58,732	65,500
Deficit
Acquired research and development(1),(2),(3),(4)	112,299	175,121
Stock-based compensation(5)	(102,279)	(102,279)
Accretion of convertible debt(9)	(26,116)	(26,116)
Settlement of Fuisz pre-acquisition contract(8)	(7,460)	(7,460)
Other	2,183	1,706
Cumulative translation adjustment
Net unrealized holding gain on available-for-sale investments(6)	(5,844)	(16,237)

Total shareholders' equity under Canadian GAAP	$1,409,498	$1,387,557

Total liabilities and shareholders' equity under Canadian GAAP	$2,299,749	$2,196,101

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

  (3)
  Under U.S. GAAP, the Company recorded a $4,000,000 gain in 2006 on the disposal to Athpharma of certain products under development (as described in note 17). Under Canadian GAAP, the cash consideration received from Athpharma was recorded against the carrying value of the related acquired research and development asset, which resulted in no gain or loss on disposal.

  (4)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and having no alternative future use must be written-off at the time of acquisition. In 2004, the Company acquired PPII's remaining interest in BNC-Pharmapass, which resulted in a charge of $8,640,000 to acquired research and development expense (as described in note 19).

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

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

December 31, 2006

  Consolidated Balance Sheets

	At December 31
	2006	2005	2005
	(U.S. GAAP) As Restated — See Note 3	(U.S. GAAP) As Restated — See Note 3	(CDN GAAP) As Restated — See Note 3
ASSETS
Current
Cash and cash equivalents	$834,540	$445,289	$445,289
Marketable securities	—	505	511
Accounts receivable	129,247	135,506	135,506
Inventories	78,781	89,473	89,473
Deposits and prepaid expenses	15,056	14,923	14,923
Assets of discontinued operation held for sale	—	1,893	1,893

	$1,057,624	$687,589	$687,595

Marketable securities	5,677	6,859	6,920
Long-term investments	56,442	66,421	50,117
Property, plant and equipment, net	211,979	199,567	199,567
Intangible assets, net	697,645	910,276	1,085,397
Goodwill	100,294	100,294	102,909
Other assets, net	62,781	64,707	62,489
Long-term assets of discontinued operation held for sale	—	1,107	1,107

	$2,192,442	$2,036,820	$2,196,101

LIABILITIES
Current
Accounts payable	44,988	61,453	61,453
Dividends payable	80,222	—	—
Accrued liabilities	115,619	88,870	88,870
Accrued contract losses	54,800	—	—
Income taxes payable	41,596	37,713	37,713
Deferred revenue	61,916	61,160	61,160
Current portion of long-term obligations	11,146	24,360	24,360

	$410,287	$273,556	$273,556

Deferred revenue	73,621	117,119	117,119
Deferred leasehold inducements	5,632	5,273	5,273
Long-term obligations	400,645	412,508	412,596

	$890,185	$808,456	$808,544

SHAREHOLDERS' EQUITY
Common shares	1,476,930	1,461,077	1,530,035
Additional paid-in capital	14,952	377	65,877
Deficit	(232,733)	(284,075)	(243,103)
Accumulated other comprehensive income/Cumulative translation adjustment	43,108	50,985	34,748

	$1,302,257	$1,228,364	$1,387,557

	$2,192,442	$2,036,820	$2,196,101

Consolidated Statements of Income

	Years Ended December 31
	2006	2005	2005
	(U.S. GAAP) As Restated — See Note 3	(U.S. GAAP) As Restated — See Note 3	(CDN GAAP) As Restated — See Note 3
REVENUE
Product sales	$1,021,278	$887,074	$887,074
Research and development	21,593	27,949	27,949
Royalty and other	24,851	23,320	23,320

	1,067,722	938,343	938,343

EXPENSES
Cost of goods sold	211,152	201,330	201,615
Research and development	95,479	88,437	88,884
Selling, general and administrative	238,441	227,394	231,109
Amortization	56,457	62,260	160,372
Asset impairments, net of gain on disposal	143,000	29,230	74,276
Restructuring costs	15,126	19,810	19,810
Contract losses	54,800	—	—
Litigation settlements	14,400	—	—

	$828,855	$628,461	$776,066

Operating income	238,867	309,882	162,277
Interest income	29,199	7,175	7,175
Interest expense	(35,203)	(37,126)	(36,715)
Foreign exchange gain (loss)	(2,360)	794	794
Equity loss	(529)	(1,160)	(1,160)

Income from continuing operations before provision for income taxes	229,974	279,565	132,371
Provision for income taxes	14,500	22,550	22,550

Income from continuing operations	215,474	257,015	109,821
Loss from discontinued operation	(3,848)	(10,575)	(10,575)

Net income	$211,626	$246,440	$99,246

Basic and diluted earnings (loss) per share
Income from continuing operations	1.35	1.61	0.69
Loss from discontinued operation	(0.03)	(0.07)	(0.07)

Net income	$1.32	$1.54	$0.62

Weighted average number of common shares outstanding (000s)
Basic	160,060	159,433	159,433
Diluted	160,078	159,681	159,433

  Consolidated Statements of Cash Flows

	Years Ended December 31
	2006	2005	2005
	(U.S. GAAP) As Restated — See Note 3	(U.S. GAAP) As Restated — See Note 3	(CDN GAAP) As Restated — See Note 3
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$211,626	$246,440	$99,246
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	92,150	96,641	194,753
Amortization and write-down of deferred financing costs	2,300	3,445	3,445
Amortization and write-down of discounts on long-term obligations	1,291	2,420	2,009
Stock-based compensation	14,794	—	4,825
Asset impairments	151,140	29,230	74,276
Gain on disposal of intangible assets	(4,000)	—	—
Accrued contract losses	54,800	—	—
Equity loss	529	1,160	1,160
Loss from discontinued operation	3,848	10,575	10,575
Receipt of leasehold inducements	835	805	805
Other	1,248	(3,274)	(3,652)
Changes in operating assets and liabilities:
Accounts receivable	4,688	12,775	12,775
Inventories	10,906	16,624	16,624
Deposits and prepaid expenses	(311)	1,101	1,101
Accounts payable	(12,999)	17,027	17,027
Accrued liabilities	28,094	5,605	5,605
Income taxes payable	3,897	13,343	13,343
Deferred revenue	(42,319)	47,962	47,962

Net cash provided by continuing operating activities	$522,517	$501,879	$501,879

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(44,802)	(37,807)	(37,807)
Proceeds from sales and maturities of marketable securities	4,854	6,296	6,296
Proceeds on disposal of intangible assets, net of withholding tax	4,000	98,127	98,127
Purchases of marketable securities	(3,196)	(8,791)	(8,791)
Acquisitions of long-term investments	(1,303)	—	—
Acquisitions of intangible assets	—	(26,000)	(26,000)

Net cash provided by (used in) continuing investing activities	$(40,447)	$31,825	$31,825

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(80,062)	(79,779)	(79,779)
Repayments of other long-term obligations	(25,455)	(39,587)	(39,587)
Issuance of common shares	15,634	2,990	2,990
Financing costs paid	(1,275)	(1,300)	(1,300)
Repurchase of Senior Subordinated Notes	(1,098)	—	—
Payment on termination of interest rate swaps	—	(1,419)	(1,419)

Net cash used in continuing financing activities	$(92,256)	$(119,095)	$(119,095)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(558)	(3,770)	(3,770)
Net cash used in investing activities	—	(47)	(47)

Net cash used in discontinued operation	(558)	(3,817)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	(5)	173	173

Net increase in cash and cash equivalents	389,251	410,965	410,965
Cash and cash equivalents, beginning of year	445,289	34,324	34,324

Cash and cash equivalents, end of year	$834,540	$445,289	$445,289

QuickLinks

TABLE OF CONTENTS GENERAL INFORMATION
PART I
In accordance with U.S. GAAP (All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
PART II
PART III
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
REVISED REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
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