Form 20-F
period 2007-12-31
BIOVAIL CORP INTERNATIONAL
filed 2008-03-17
CIK 885590

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐
Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒
Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 161,023,729 Common Shares, no par value, as of December 31, 2007.

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

GENERAL INFORMATION

i

Item 10	Additional Information		149
	A.	Share Capital	149
	B.	Memorandum and Articles of Association	149
	C.	Material Contracts	151
	D.	Exchange Controls	151
	E.	Taxation	152
	F.	Dividends and Paying Agents	155
	G.	Statements by Experts	156
	H.	Documents on Display	156
	I.	Subsidiary Information	157
Item 11	Quantitative and Qualitative Disclosures About Market Risk		157
Item 12	Description of Securities Other Than Equity Securities		157
	A.	Debt Securities	157
	B.	Warrants and Rights	157
	C.	Other Securities	157
	D.	American Depository Shares	157
	PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies		158
Item 14	Material Modification to the Rights of Security Holders and Use of Proceeds		158
Item 15	Controls and Procedures		158
Item 16	[RESERVED]		158
Item 16A	Audit Committee Financial Expert		158
Item 16B	Code of Ethics		158
Item 16C	Principal Accounting Fees and Services		159
Item 16D	Exemptions from the Listing Standards for Audit Committee		159
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchases		159
	PART III
Item 17	Financial Statements		160
Item 18	Financial Statements		160
Item 19	Exhibits		160

Basis of Presentation

General

        Except where the context otherwise requires, all references in this Form 20-F to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Form 20-F, references to "$" and "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at December 31, 2007.

        Unless otherwise noted, prescription and market data are derived from information provided by IMS Health Inc. ("IMS") and are as of its December 31, 2007 report. IMS is a provider of information solutions to the pharmaceutical and healthcare industries, including market intelligence and performance statistics.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the United States of America (the "U.S.") or certain other jurisdictions: ATTENADE™, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL PHARMACEUTICALS™, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™ and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN XL® (a once daily formulation of bupropion developed by Biovail), WELLBUTRIN® XR, Zovirax® and Zyban® are trademarks of The GlaxoSmithKline Group of Companies ("GSK") and are used by us under license. ULTRAM® is a trademark of Ortho-McNeil, Inc. ("OMI") and is used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in the U.S. and Canada and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

Forward-Looking Statements

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 20-F contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, statements concerning the commercialization strategy in the U.S., the focus on research and development, the intent and ability to make changes to our strategies, our manufacturing ability, the timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®, the tiered supply price to be received by GSK for Wellbutrin XL®, the supply price to be received by OMI for Ultram® ER, the availability of benefits under tax treaties, the timing, results and progress of our development efforts, the anticipated manufacturing and commercializing of all pipeline products that are successfully developed, including select products in global markets, the intent and ability to make future dividend payments, the expected finalization of supply contracts, the intent and timing of the liquidation of our auction rate securities, the expected results of certain litigation and regulatory proceedings and the outcome, amount and timing of the potential settlement of certain of these proceedings, the estimation of the amount of the U.S. securities class action settlement and the amount that our insurance carriers will pay, the availability of Director and Officer liability insurance as a result of the settlement of certain litigation, the anticipated amount of premiums to be paid in respect of Director and Officer liability insurance, the outcome of the U.S. Securities and Exchange Commission staff review of our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007, the outcome of the continuous disclosure review by the Corporate Finance Branch of the Ontario Securities Commission. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 20-F that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the resolution of insurance claims relating to certain litigation and regulatory proceedings; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the substance of the FDA response on the April 23, 2008 action date for BVF-033, the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, reliance on key strategic alliances, our eligibility for benefits under tax treaties, availability of raw materials and finished products, the regulatory environment, the results of the upcoming U.S. presidential election, the unpredictability of protection afforded by our patents, the mix of activities and income in various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, unanticipated interruptions in our manufacturing operations or transportation services, the expense and uncertain outcome of legal and regulatory proceedings and settlements thereto, payment by insurers of insurance claims, currency fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as investments and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this Form 20-F, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

        Not applicable.

B.    Advisors

        Not applicable.

C.    Auditors

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.    Offer Statistics

        Not applicable.

B.    Method and Expected Timetable

        Not applicable.

Item 3. Key Information

A.    Selected Financial Data

        The following table of selected consolidated financial data of our Company has been derived from financial statements prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP (See Item 18, "Financial Statements"). All dollar amounts are expressed in thousands of U.S. dollars, except per share data.

	Years Ended December 31
	2007		2006		2005		2004		2003
Consolidated operating data:
Revenue	$842,818		$1,067,722		$938,343		$879,156		$811,750
Operating income(1)	188,014	(3)	238,867	(5)	313,279	(8)	259,081	(11)	17,415	(13)
Income (loss) from continuing operations	195,539	(4)	215,474	(6)	257,015	(9)	165,014	(12)	(29,643)	(14)
Net income (loss)	195,539	(4)	211,626	(7)	246,440	(10)	159,799	(12)	(30,122)	(14)
Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$1.22	(4)	$1.35	(6)	$1.61	(9)	$1.04	(12)	$(0.19)	(14)
Net Income (loss)	$1.22	(4)	$1.32	(7)	$1.54	(10)	$1.00	(12)	$(0.19)	(14)
Cash dividends declared per share	$1.50		$1.00		$0.50		—		—

	At December 31
	2007	2006	2005	2004	2003
Consolidated balance sheet:
Cash and cash equivalents	$433,641	$834,540	$445,289	$34,324	$133,261
Working capital	339,439	647,337	414,033	124,414	149,884
Total assets	1,782,115	2,192,442	2,036,820	1,711,060	1,922,774
Long-term obligations(2)	—	410,525	436,058	474,498	815,907
Common Shares	1,489,807	1,476,930	1,461,077	1,457,065	1,448,353
Shareholders' equity (net assets)	$1,297,819	$1,302,257	$1,228,364	$1,053,913	$881,595
Number of Common Shares issued and outstanding (000s)	161,023	160,444	159,588	159,383	158,797

(1)
Reflects the reclassification of losses on impairment of $3,397 and $37,802 in 2005 and 2004, respectively, from operating income to conform to the presentation adopted in 2007.

(2)
Reflects the reclassification of deferred compensation of $1,266, $810, $4,438 and $7,020 in 2006, 2005, 2004 and 2003, respectively, from long-term obligations to conform to the presentation adopted in 2007.

(3)
Includes charges of $95,114 for legal settlements (net of insurance recoveries); $9,910 for intangible asset impairments; and $668 for restructuring costs. Those charges were partially offset by a $1,735 contract recovery.

(4)
Includes charges of $95,114 for legal settlements (net of insurance recoveries); $9,910 for intangible asset impairments; $668 for restructuring costs; $12,463 for loss on early extinguishment of debt; $8,949 for loss on impairment of investments; and an equity loss of $2,528. Those changes were partially offset by a $1,735 contract recovery; and a gain of $24,356 on disposal of investments.

(5)
Includes charges of $143,000 for intangible asset impairments (net of gain on disposal of $4,000); $54,800 for contract losses; $15,126 for restructuring costs; and $14,400 for legal settlements.

(6)
Includes charges of $143,000 for intangible asset impairments (net of gain on disposal of $4,000); $54,800 for contract losses; $15,126 for restructuring costs; $14,400 for legal settlements; and an equity loss of $529.

(7)
Includes charges of $143,000 for intangible asset impairments (net of gain on disposal of $4,000); $54,800 for contract losses; $15,126 for restructuring costs; $14,400 for legal settlements; an equity loss of $529; and $1,084 for asset impairments of discontinued operation.

(8)
Includes charges of $25,833 for intangible asset impairments; $19,810 for restructuring costs; and $4,862 for write-off of inventory.

(9)
Includes charges of $25,833 for intangible asset impairments; $19,810 for restructuring costs; $4,862 for write-off of inventory; $3,397 for loss on impairment of investments; and an equity loss of $1,160.

(10)
Includes charges of $25,833 for intangible asset impairments; $19,810 for restructuring costs; $4,862 for write-off of inventory; $3,397 for loss on impairment of investments; an equity loss of $1,160; and $5,570 for asset impairments of discontinued operation.

(11)
Includes charges of $8,640 for acquired research and development; and $2,883 for intangible asset impairments (net of gain on disposal of $1,471).

(12)
Includes charges of $8,640 for acquired research and development; $2,883 for intangible asset impairments (net of gain on disposal of $1,471); $37,802 for loss on impairment of investments; and an equity loss of $4,179.

(13)
Includes charges of $124,720 for acquired research and development; $61,348 for the extinguishment of a royalty obligation; $45,081 for intangible asset impairments; and $7,539 for relocation costs.

(14)
Includes charges of $124,720 for acquired research and development; $61,348 for the extinguishment of a royalty obligation; $45,081 for intangible asset impairments; $7,539 for relocation costs; $13,061 for a foreign exchange loss on long-term obligation; and an equity loss of $1,010. Those charges were partially offset by a reduction in tax contingency provision of $12,000.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Investment in shares of our common stock ("Common Shares") involves a degree of risk. These risks should be carefully considered before any investment is made. The following are some of the key risk factors generally associated with our business. However, the risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

I.     COMPANY-SPECIFIC RISKS

1.     Product Development and Commercialization

a.
Our future revenue growth and profitability are dependent upon our ability to develop, license or otherwise acquire new commercially viable products and obtain associated regulatory approvals in multiple jurisdictions. Our failure to do so successfully could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Our future revenues, profitability and financial condition depend, to a significant extent, on our ability to successfully develop, license or otherwise acquire new commercially viable products.

        New product development is subject to a great deal of uncertainty, risk and expense. Development of pharmaceutical candidates may fail or be terminated at various stages of the research and development ("R&D") process, often after substantial financial and other resources have been invested in their exploration and development.

        Food and Drug Administration ("FDA") and Therapeutic Products Directorate ("TPD") approval is required before any prescription drug product, including generic drug products, can be sold in the U.S. and Canada, respectively. Other countries may also have similar regulatory approval requirements before products can be sold in those countries. The process of obtaining FDA, TPD and other regulatory approvals to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable. The timing and cost of obtaining FDA, TPD and other regulatory approvals, or the failure to obtain such approvals, could adversely affect our product introduction plans, business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Beyond our internal research and development efforts, we rely, and in the future may continue to rely, on the acquisition, licensing or other access to products or technologies from third party drug-development companies. See Item 4.B, "Information on The Company — Business Overview — Company Strategy — Research and Development Strategy" for a discussion of our recent efforts with third party drug-development companies. Supplementing our product portfolio in this manner requires the commitment of substantial effort and expense in seeking out, evaluating and negotiating collaboration agreements. In addition, product licensing involves inherent risks, including uncertainties due to matters that may affect the successful development or commercialization of the licensed product, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. Competition for attractive product opportunities is intense and may require us to devote substantial resources, both human and financial, to an opportunity that may not result in a successfully developed, or commercialized, product.

b.
Our approved products may not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our new products could be impacted by several factors, many of which are not within our control, including but not limited to:

  •
  safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

  •
  scope of approved uses and marketing approval;

  •
  timing of market approvals and market entry;

  •
  difficulty or excessive costs to manufacture;

  •
  infringement or alleged infringement of the patents or intellectual property rights of others;

  •
  availability of alternative products from our competitors;

  •
  acceptance of the price of our products; and

  •
  ability to market our products effectively to the retail level.

        In addition, the success of any new product will also depend greatly on our ability to secure a third-party marketing or distribution partner in the U.S. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, our current commercialization strategy may make us less attractive to third party marketers, distributors and licensors of new products and this may affect our ability to secure such partners. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance or a failure to secure marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our Common Shares to decline.

        Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, may call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies may result in the discontinuance of product marketing or the need for risk management programs. In addition, government agencies may determine that a product should be scheduled as a controlled substance, as is currently being proposed by Health Canada under the Controlled Drugs and Substances Act (CDSA) for our tramadol products. If one of our products is scheduled under the CDSA, such regulation would reduce practitioner prescriptions for such product, which may lead to a reduction in revenues from such product. Such regulation may also increase costs of manufacturing and distributing such product in order to meet the regulatory requirements applicable to controlled substances, such as process upgrades and renovations required at our facilities and changes to our manufacturing, storage and transportation practices. These situations, should they occur, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

c.
A relatively small group of products represents a significant portion of our revenues, gross profit and earnings from time to time. If the volume or pricing of any of these products declines or the costs of related manufacturing, distribution or marketing increase, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Sales of a limited number of our products represent a significant portion of our revenues, gross profit and earnings. As the volume or pricing of our existing significant products declines in the future, our business, financial condition, and results of operations could be materially adversely affected and it could cause the market value of our Common Shares to decline. The genericization of our existing products is one of the reasons for the current or continued decline in volume and pricing of our products. For example, the genericization of Wellbutrin XL® has resulted in and may continue to result in a decline in the volume and pricing of this product. In 2007, sales of Wellbutrin XL® decreased by 53% or approximately $238 million, as compared to 2006. In addition, if this or any of our other key products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition and results of operations and market value of our Common Shares could be significant.

d.
A significant portion of our revenues is derived from sales to a limited number of customers. Any significant reduction of business with any of these customers could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        In 2007, our five largest customers, GSK, McKesson Corporation, Teva Pharmaceuticals Industries Ltd. ("Teva"), OMI and Cardinal Health, Inc., accounted for 25%, 20%, 11%, 10% and 10%, respectively, of our total revenues. Any significant reduction or loss of business with one or more of these customers could have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our Common Shares to decline.

e.
We have entered into distribution agreements with other companies to distribute certain of our generic products in exchange for payments based on sales. Declines in the pricing and/or volume of such generic products, and therefore the amounts paid to us, may have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Our portfolio of generic products is the subject of various agreements, pursuant to which we manufacture and sell generic products to other companies, which distribute such products in the U.S. and Canada and make payments to us, typically based on sales. If the pricing and/or volume of such generic products declines, which may result from increased competition, our revenues could be adversely impacted, as the amount of the payments which we receive may correspondingly decline. For example, our gross revenues from the sale of generic products to Teva from the U.S. decreased by 38% in 2007, or approximately $54.2 million, as compared to 2006, due, in part, to a decline in the pricing for such products. If there is a further decline in the pricing or volume of these or any of our other generic products, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

2.     Intellectual Property

a.
We may be unable to effectively protect our intellectual and other proprietary property, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        The pharmaceutical industry historically has generated substantial litigation concerning the manufacture, use and sale of products and we expect this litigation activity to continue. Generic drug manufacturers are seeking to sell, and, in a number of cases, are selling, generic versions of many of our most important products prior to the expiration of our patents, and have exhibited a readiness to do so for other products in the future. As a result, we expect that patents related to our products will be routinely challenged, and our patents may not be upheld. If we are not successful in defending an attack on our patents and maintaining exclusive rights to market one or more of our major products, we could lose a significant portion of sales in a very short period, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline. See Item 4.B, "Information on the Company — Business Overview — Patents and Proprietary Rights," for more information on our intellectual property rights and Item 8.B, "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property," for a discussion of intellectual property-related proceedings in which we are involved.

        In addition, we rely on trade secrets, know-how and other proprietary information to provide additional legal protection to various aspects of our business, including information about our formulations, manufacturing methods and analytical procedures, as well as information contained in our company documents and regulatory filings. Although we require our employees and other vendors and suppliers to sign confidentiality agreements, we may not have adequate remedies in the event of a breach of these confidentiality agreements. Furthermore, the trade secrets and proprietary technology upon which we rely may otherwise become known or be independently developed by our competitors without infringing upon any proprietary technology. Our success will depend, in part, on our ability in the future to protect those trade secrets and other proprietary information.

        The cost of responding to challenges to our patents and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, and to protect our other intellectual property could be substantial and could preclude or delay commercialization of products. Such litigation could also require a substantial commitment of our management's time.

b.
We may be subject to intellectual property litigation and infringement claims, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

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

        In the event we discover that we may be infringing third-party patents or other intellectual property rights, we may not be able to obtain licenses from those third parties on commercially attractive terms or at all. We may have to defend against charges that we violated patents or the proprietary rights of third parties. Litigation is costly and time-consuming, and diverts the attention of our management and technical personnel. In addition, if we infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell products, including our generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our Common Shares to decline. See Item 8.B, "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property," for a discussion of intellectual property-related proceedings in which we are involved.

3.     Income Tax

a.
Our effective tax rates may increase.

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in a foreign country, which has low domestic tax rates. Dividends from such after-tax business income are received tax-free in Canada. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of the income of the Company and/or any of our subsidiaries to a rate possibly exceeding the statutory income tax rate of Canada or the U.S. See Item 4.B, "Information on the Company — Business Overview — Taxation."

        Our provision for income taxes is based on certain estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of net income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material adverse effect on our consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, Scientific Research and Experimental Development pool, provisions for legal settlements, future tax depreciation and tax credit carryforwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease the provision for income taxes in a given period.

4.     Marketing, Manufacturing and Supply

a.
Manufacturing difficulties or delays may adversely affect our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Our manufacturing and other processes use complicated and sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Manufacturing complexity, testing requirements and safety and security processes combine to increase the overall difficulty of manufacturing these products and resolve manufacturing problems that we may encounter. Although we endeavour to properly maintain our equipment, including through on-site quality control and experienced manufacturing supervision, and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or a portion of our facilities, were to become inoperable for a period of time. This could occur for various reasons, including catastrophic events, such as a hurricane, earthquake or other natural disaster, an explosion, an environmental accident, equipment failures or delays in obtaining components or replacements, construction delays or defects and other events, both within and outside of our control. In addition, for certain of our products, we do not have a secondary or back-up manufacturing facility in place to assist with these manufacturing and other processes should any of these events occur. Any interruption in our manufacture of high-volume products, such as Wellbutrin XL® or Ultram® ER, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

b.
Even if we obtain regulatory approvals, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and Canadian regulations, we could lose our marketing approvals, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Following initial regulatory approval of any drugs we or our partners may develop, we will be subject to continuing regulatory review by the FDA and the TPD, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. This may include results from any post-marketing follow-up studies or other reporting required as a condition to approval. The manufacturing, labelling, packaging, storage, distribution, advertising, promotion, reporting and recordkeeping related to the product will also be subject to extensive ongoing regulatory requirements. In addition, incidents of adverse drug reactions ("ADRs"), unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to withdrawal of a product from the market. Similarly, our

Contract Research Division ("CRD") operations could suffer a loss of business or be subject to liability should a serious ADR occur during the course of their conduct of a study.

        All products manufactured by us or for us by third-party manufacturers must be made in a manner consistent with FDA-mandated and TPD-mandated good manufacturing practices ("GMP"). Compliance with GMP regulations requires substantial expenditures of time, money and effort in such areas as production, quality control and quality assurance to ensure full technical, facility and system compliance. The FDA, TPD and other regulatory authorities inspect on a regular basis our and our third-party manufacturers' manufacturing facilities for compliance. Failure to comply with GMP regulations could occur for various reasons, including failure of the product to meet or maintain specifications, stability issues or unexpected trends in patient ADRs. If the regulatory agencies were to require one of our or our third-party manufacturers' manufacturing facilities to cease or limit production, our business could be adversely affected, in part because regulatory approval to manufacture a drug is generally site-specific. Delay and cost in obtaining regulatory approval to manufacture at a different facility also could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        In addition, if we or our third-party manufacturers fail to comply with applicable continuing regulatory requirements, our business could be seriously harmed because a regulatory agency may:

  •
  issue warning letters;

  •
  suspend or withdraw our regulatory approval for approved or in-market products;

  •
  seize or detain products or recommend a product recall;

  •
  refuse to approve pending applications or supplements to approved applications filed by us;

  •
  suspend any of our ongoing clinical trials;

  •
  impose restrictions or obligations on our operations, including costly new manufacturing requirements;

  •
  close our facilities or those of our contract manufacturers; or

  •
  impose civil or criminal penalties.

        Under certain circumstances, the FDA and TPD also have the authority to revoke previously granted drug approvals. These policies may change and additional U.S. or Canadian federal, provincial, state, local or foreign governmental regulations may be enacted that could affect our ability to maintain compliance. We cannot predict the likelihood, nature or extent of adverse governmental regulation that may arise from future legislation or administrative action.

        If we or our third party manufacturers were deemed to be deficient regarding regulatory compliance in any significant way, it could have a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our Common Shares could decline.

c.
If we are unable to optimize the use of or expand our manufacturing facilities, we may be unable to meet market demand for our products, which could affect our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        We have, at times, operated some of our manufacturing facilities on a 24-hour-a-day, seven-day-a-week production cycle to meet the market demand for current in-market products and anticipated product launches. Successfully operating on that basis and meeting the anticipated market demand requires minimal equipment failures and product rejections. In addition, we manufacture products that employ a variety of technology platforms. Some of our manufacturing facilities may, at times, be scheduled in excess of rated capacity, while others may be under-utilized, resulting in inefficiencies and/or equipment failures and, therefore, rejection of lots. Unless our manufacturing processes are optimized or our manufacturing facilities are expanded, we may have difficulty fulfilling all demand for new large volume products, which could adversely affect our results of operations, financial condition and cash flows. In addition, if we are required to expand our facilities, it may require significant capital investment. If we are unable to complete any expansion projects in a timely and cost-efficient manner or adequately equip the expanded facilities in a timely and cost-effective manner or we experience delays in receiving FDA and TPD approvals for these expanded facilities, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

d.
Disruptions of delivery of our product could adversely impact our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        The supply of our product to our customers is subject to and dependent upon the use of transportation services. Disruption of transportation services could adversely impact our financial results. In addition, our manufacturing facilities are located outside the continental U.S. and most of our sales are within the U.S. We also purchase products from third parties outside the U.S. As such, any change in policy or policy implementation relating to U.S. border controls may have an adverse impact on our access to the U.S. marketplace that, in turn, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

e.
If we are unable to obtain components or raw materials, or products supplied by third parties, our ability to manufacture and deliver our products to the market may be impeded, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Some components and raw materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. Such suppliers must be qualified in accordance with applicable regulatory requirements and the process of qualifying a supplier can be costly and time consuming. In the event an existing supplier becomes unavailable or loses its regulatory status as an approved source and we do not have a second supplier, we will attempt to locate a qualified alternative; however, we may be unable to obtain the required components, raw materials or products on a timely basis or at commercially reasonable prices. A prolonged interruption in the supply of a single-sourced raw material, including the active ingredient, or finished product or the occurrence of quality deficiencies in the products which our suppliers provide could have a material adverse effect on our business, financial condition and results of operations, and the market value of our Common Shares could decline.

        Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, transport issues, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw material suppliers are subject to, among other things, FDA and TPD regulation, various import duties and required government clearances. Acts of governments outside the U.S. and Canada may affect the price or availability of raw materials needed for the development or manufacture of our products. The degree of impact such a situation could have would, in part, depend on the product affected and, as such, interruption of supply for Wellbutrin XL® or Ultram® ER would have a more significant adverse impact than the interruption of supply of a less important product.

        In addition, we rely on third-party manufacturers to supply certain products that we market and/or distribute, including Cardizem® CD, Vasotec®, Vaseretic®, Zovirax®, Ativan®, Wellbutrin® SR, Zyban® and Isordil®. Our manufacturers may suffer an interruption, including due to manufacturing or shipping problems, regulatory inspections or difficulty in sourcing components or raw materials. We are also vulnerable to a supply interruption should we be unable to renew or replace, or successfully transfer, such supply arrangements when our current agreements with our third-party manufacturers expire, in which case we may experience an interruption in our supply. Any such supply interruption could have an adverse impact on our operations.

5.     Litigation and Regulatory Investigations

a.
We are involved in various legal proceedings in the U.S. and Canada and may experience unfavorable outcomes of such proceedings, or of future proceedings, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        We are involved in the following class actions in the U.S. and Canada:

  •
  U.S. Securities Class Action — In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming us and certain of our current officers and former officers and directors as defendants. On December 11, 2007, we announced an agreement in principle to settle the consolidated U.S. securities class action.

  •
  Canadian Securities Class Action — On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against us and certain of our current officers and former officers and directors that was factually similar to the U.S. securities class action. The plaintiffs have not taken any steps to certify the action as a class proceeding or to otherwise move it forward.

  •
  Antitrust Class Actions — We are currently a defendant in various antitrust class actions in the U.S. related to our Tiazac® and generic Adalat products.

        We are also a party to several other actions or may become a party to actions that could similarly impact our business. The above actions are more fully described at Item 8.B, "Financial Information — Significant Changes — Legal Proceedings."

        In all cases, the resolution of these actions could have a material adverse effect on our business, financial condition and results of operations or could cause the market price of our Common Shares to decline. If the proposed agreement in the U.S. Securities Class Action (as described above) is not completed or approved, this action could result in the award of substantial monetary damages against us, as could the other class actions described above. In addition, we may continue to incur expenses associated with our defense of these actions, and the pending actions may divert the efforts and attention of our management team from normal business operations.

b.
We could be subject to fines, penalties or other sanctions as a result of ongoing investigations and inquiries by the U.S. Attorney's Office for the District of Massachusetts ("USAO"), the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC") and the U.S. Attorney's office for the Eastern District of New York (the "EDNY").

        We are the subject of the following ongoing investigations and inquiries:

  •
  An investigation by the USAO related to the promotional and marketing activities surrounding the 2003 commercial launch of Cardizem® LA, including the Cardizem® LA clinical experience program, titled P.L.A.C.E. (Proving L.A. through Clinical Experience). We have been notified that we are the target of a federal grand jury investigation.

  •
  An investigation by the SEC relating generally to our accounting and financial disclosure practices in 2002 and 2003, certain transactions associated with a corporate entity acquired by the Company in 2002 and the trading and ownership of our Common Shares. In 2007, we received a "Wells Notice" from the staff of the SEC alleging violations of U.S. federal securities laws. Four individuals, including current officers and former officers and director, have also received Wells Notices. We are indemnifying those individuals for legal expenses in accordance with indemnification agreements.

  •
  An investigation by the OSC into the same matters being investigated by the SEC.

  •
  An investigation by the EDNY into the same matters being investigated by the SEC.

        The above investigations are more fully described at Item 8.B, "Financial Information — Significant Changes — Legal Proceedings — Governmental and Regulatory Inquiries."

        We cannot predict the outcome or timing of resolution of any of these governmental investigations. Should any of these investigations reach adverse conclusions, we, or our current officers or former officers and director could be subject to fines, penalties or other civil or criminal sanctions, which may have a material adverse effect on our business, financial condition or results of operations or could cause the market value of our Common Shares to decline.

        In addition, as a result of the proposed settlement of the U.S. securities class action described above, we anticipate that, following approval of that settlement, we will have exhausted our coverage under our Director and Officer liability insurance for claims reported in respect of our 2002-2004 policy period. This may result in an increase in amounts payable by us in connection with the investigations described above or any other existing or new matters for such period.

c.
We could be subject to counterclaims or other suits in response to actions we have initiated or may initiate, including our complaint against various parties alleging a stock-market manipulation scheme.

        From time to time, we initiate actions or file counterclaims. We could be subject to counterclaims or other suits in response to actions we initiate. For example, on February 22, 2006, we filed a lawsuit, seeking $4.6 billion in damages, from 22 defendants who, the complaint alleges, participated in a stock market manipulation scheme. For further details related to this matter see Item 8.B, "Financial Information — Significant Changes — Legal Proceedings — Biovail Action Against S.A.C. and Others". The defendants in this complaint may file counterclaims or take other actions in their defense that may require us to respond, which would require us to incur additional expense and could result in our payment of damages, which could have a material adverse effect on our business, financial condition and results of operations and which could cause the market value of our Common Shares to decline. We cannot reasonably predict the outcome of these proceedings, some of which could involve the payment of significant legal fees and damages.

6.     Dividend Policy

a.
The payment of dividends will depend on various factors, many of which are beyond our control.

        Our current policy contemplates quarterly dividends of $0.375 per Common Share to our shareholders. The declaration and payment of dividends, if any, is always subject to the discretion of our Board of Directors. The amount of future cash flows generated by the Company may not be sufficient to support the payment of dividends whether in accordance with the current dividend policy or otherwise. Our ability to pay dividends, and the actual amounts of the dividends, will be dependent on numerous factors, including but not limited to:

  •
  our profitability;

  •
  fluctuations in working capital, research and development and capital and operating expenditure requirements;

  •
  changes in our growth strategy;

  •
  the sustainability of margins;

  •
  payment of income taxes;

  •
  quarterly variations in operating results;

  •
  obligations under applicable credit facilities;

  •
  availability of debt and equity financing;

  •
  fines or litigation settlement payments;

  •
  changes in the market price of the products we develop;

  •
  restrictions in debt instruments;

  •
  trends in the biotechnology and pharmaceuticals industry and the markets in which we operate;

  •
  current events affecting the economic situation generally in Canada, Barbados, the U.S., Europe, the Middle East and Latin America; or

  •
  applicable laws,

many of which are beyond our control and all of which are susceptible to a number of risks and other factors beyond our control.

b.
Our dividend policy may have an impact on our payment of capital and operating expenditures and our liquidity and capital requirements, as well as our deficit.

        The dividend payments contemplated under the dividend policy may increase our deficit or make the payment of capital and operating expenditures, including those required by us to execute on our strategy, dependent on increased cash flow or additional financing in the future. Lack of, or inability to access, those funds could limit our future growth and our ability to execute on our strategy.

        As a result of payments of dividends under our dividend policy, we may in the future need to incur debt or issue equity to maintain the payment of dividends. We may be unable to renew our existing credit facility at all or do so on terms as or more favourable to us or to otherwise raise new debt or capital, and, as a result, we may be unable to continue to pay dividends. If we are only able to raise funds on less favorable and/or more restrictive terms, this may have a material adverse effect on our revenues, financial condition and results of operations. If we raise funds through the issuance of debt or equity, any debt securities or preferred shares issued may have rights and preferences and privileges senior to those of holders of our Common Shares. The terms of the debt securities may impose restrictions on our operations that may have an adverse impact on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

7.     Other Company Risks

a.
If the companies in which we invest, or with which we partner or co-develop products are not successful, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Actions by third parties who control the promotion, pricing, trade rebate levels, product availability or other items for products we supply to them could have a material adverse impact on our financial results. For example, we have appointed Sciele Pharma, Inc. ("Sciele") as the exclusive promoter of our Zovirax® product line, making us dependent on Sciele's performance for the continued success of those products and upon its compliance with contractual obligations.

        Economic, governmental (including the results of the upcoming U.S. presidential election), industry and other factors outside our control affect companies in which we may invest or with which we may partner or co-develop products. Some of the material risks relating to such companies include:

  •
  the ability of these companies to successfully develop, manufacture and obtain necessary governmental approvals for the products which serve as the basis for our investments in, or relationship with, such companies;

  •
  the ability of competitors of these companies to develop similar or more effective products, making the products developed by these companies difficult or impossible to market;

  •
  the ability of these companies to adequately secure patents for their products and protect their proprietary rights;

  •
  the ability of these companies to enter the marketplace without infringing upon competitors' patents or other intellectual property;

  •
  the ability of these companies to remain technologically competitive; and

  •
  the dependence of these companies upon key scientific and managerial personnel.

        We may have limited or no control over the resources that any such company may devote to develop the products for which we collaborate with them. Any such company may not perform as expected. These companies may breach or terminate their agreements with us or otherwise fail to conduct product discovery and development activities successfully, or in a timely manner. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

b.
If we are unable to successfully acquire or integrate businesses or products we may acquire, our future revenues and operating results may suffer.

        We pursue product or business acquisitions that could complement or expand our business. However, we may not be able to execute appropriate acquisitions in the future. In addition, future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

  •
  we may fail to identify acquisitions that enable us to execute our business strategy;

  •
  we compete with others to acquire companies and rights to products. We believe that this competition has intensified and may result in decreased availability of, or increased prices for, suitable acquisition candidates;

  •
  we may be unable to successfully negotiate the terms of any acquisition or finance any such acquisitions;

  •
  we may not be able to obtain the necessary regulatory approvals, including the approval of antitrust and competition regulatory bodies, in countries where we are seeking to consummate acquisitions;

  •
  we may ultimately fail to consummate an acquisition even if we announce that we plan to make such acquisition;

  •
  potential acquisitions may divert management's attention away from our existing products and business, resulting in the loss of key customers or personnel and exposing us to unanticipated liabilities;

  •
  we may fail to successfully integrate acquisitions into our existing products and business;

  •
  we may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them; and

  •
  we may acquire a company that has contingent liabilities that include, among others, known or unknown intellectual property or product liability claims.

        Furthermore, if we consummate one or more significant acquisitions through the issuance of Common Shares, holders of our Common Shares could suffer significant dilution of their ownership interests.

c.
Our continued success is dependent on our continued ability to attract and retain key personnel. Any failure to attract and retain key personnel could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Much of our success to date has resulted from the particular scientific and management skills of personnel available to us. If these individuals are not available, we might not be able to attract or retain employees with similar skills. The continued availability of such individuals is important to our ongoing success. If we are unsuccessful in retaining key employees, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

d.
We may not have sufficient cash and may be limited in our ability to access financing for future capital requirements, which may prevent us from expanding our business and our portfolio of products.

        We may in the future need to incur additional debt or issue equity to satisfy working capital and capital expenditure requirements, as well as to make acquisitions and other investments or to continue to pay dividends under our dividend policy. To the extent we are unable to renew our existing credit facility or raise new capital, we may be unable to expand our business. If we raise funds through the issuance of debt or equity, any debt securities or preferred shares issued may have rights and preferences and privileges senior to those of holders of our Common Shares. The terms of the debt securities may impose restrictions on our operations that may have a material adverse effect on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

        In addition, we may choose to raise additional funds in order to capitalize on perceived opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. We may not be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us.

e.
We are exposed to risks relating to currencies exchange.

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars or euros. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. A 10% change in foreign currency exchange rates could have a material adverse effect on our consolidated results of operations or cash flows.

        Currently, we do not utilize forward contracts to hedge against foreign currency risk.

f.
We may be exposed in the future to risks related to interest rates.

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment grade securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Our credit facility bears interest based on London Interbank Offering Rates, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance rates. While we currently do not have any outstanding borrowings under this facility, to the extent we borrow material amounts under this facility in the future, a change in interest rates could have a material adverse effect on our results of operations, financial condition or cash flows.

        Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk.

g.
Lack of liquidity in the market for auction rate securities has had and may continue to have an adverse impact on the fair value of such securities and our ability to liquidate such securities.

        Our marketable securities portfolio currently includes $26.8 million of principal invested in auction rate securities. These securities have long-term maturities for which the interest rates are reset through a Dutch auction typically each month. These auctions historically have provided a liquid market for these securities. However, with the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. We have recorded an impairment charge of $6.0 million at December 31, 2007, reflecting the portion of our auction rate securities that we have concluded has an other-than-temporary decline in fair value and we have recorded an unrealized loss of $2.8 million in other comprehensive income, reflecting adjustments to our auction rate securities that we have concluded have a temporary decline in fair value.

        The credit and capital markets have continued to deteriorate in 2008. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional ratings downgrades on our auction rate securities experience any further ratings downgrades, we may incur additional impairments to our investment portfolio, which could have a material impact on our results of operations, financial condition and cash flows.

        We intend to liquidate our existing holdings once market liquidity returns. However, if market liquidity does not return, we may be required to hold these securities until maturity. This may have a material adverse effect on our short-term cash needs and expenditures.

h.
Our securities are subject to price volatility.

        Stock market trading prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and such securities have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. For example, during the 12 month period ended December 31, 2007, the price of our Common Shares ranged from a low of $13.20 to a high of $26.48 on the New York Stock Exchange ("NYSE").

i.
Our failure to comply with applicable environmental laws and regulations worldwide could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, hazardous substances may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject us to remediation obligations regarding contaminated soil and groundwater or potential liability for damage claims. Under certain laws, we may be required to remediate contamination at certain of our properties regardless of whether the contamination was caused by us or by previous occupants of the property or by others.

        In recent years, the operations of all companies have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and future changes in laws or regulations may require us to install additional controls for certain of our emission sources, to undertake changes in our manufacturing processes or to remediate soil or groundwater contamination at facilities where such cleanup is not currently required.

j.
Rising insurance costs or our inability to obtain insurance could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        The cost of insurance, including insurance for directors and officers, workers' compensation, property, product liability and general liability insurance, may increase or insurance may become unavailable to us in future years. Rising insurance costs or the inability to obtain insurance could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline. In response to increased costs, we may increase deductibles or decrease certain coverages to mitigate cost increases. These increases, and our increased risk due to increased deductibles and reduced coverages, could have a material adverse effect on our business, financial condition and results of operations.

k.
We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes Oxley Act of 2002 ("SOX"), and also to increased costs associated with complying with such laws.

        Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of SOX in the U.S. and Part XXIII.1 of the Ontario Securities Act (as defined below) and related rules and applicable stock exchange rules and regulations, may cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. New laws and regulations could make it more expensive for us under indemnities we provide to our officers and directors and could make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause our general and administrative costs to increase beyond what we currently have planned. We are continuing to evaluate and monitor developments with respect to these laws, rules and regulations, and we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

        We are required annually to review and report on the effectiveness of our internal control over financial reporting in accordance with applicable securities laws. The results of this review are reported in this Annual Report on Form 20-F and in our Management's Discussion and Analysis of Results of Operation and Financial Condition ("MD&A"). Our registered public accounting firm is also required to report on the effectiveness of our internal control over financial reporting.

        If we fail to maintain effective internal controls over our financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in our disclosures which could have a material adverse effect on our business and financial condition and the value of our Common Shares.

II.    NATURE OF OUR INDUSTRY AND OUR BUSINESS

1.     Pharmaceutical Industry Risks

a.
The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

        The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change that could render certain of our products obsolete or uncompetitive. Many of our competitors are conducting research and development activities in therapeutic areas targeted by our products and our product development candidates. The introduction of competitive therapies as alternatives to our existing products may negatively impact our revenues from those products, and the introduction of products that directly compete with products in development could dramatically reduce the value of those development projects or chances of successfully commercializing those products, which could have a material adverse effect on our long-term financial success.

        For example, our products face competition from conventional forms of drug delivery and from controlled release drug-delivery systems developed, or under development, by other companies. We compete with companies in North America and internationally, including major pharmaceutical and chemical companies, specialized contract research organizations, research-and-development firms, universities and other research institutions. Many of our competitors have greater financial resources and selling and marketing capabilities, greater experience in clinical testing and human clinical trials of pharmaceutical products and greater experience in obtaining FDA, TPD and other regulatory approvals than we do. In addition, some of our competitors may have lower development and manufacturing costs. Our competitors may succeed in developing technologies and products that are more effective or less expensive to produce or use than any that we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline. See Item 4.B, "Information on the Company — Business Overview — Industry Overview."

b.
We are subject to exposure relating to product liability claims.

        We face an inherent business risk of exposure to significant product liability and other claims in the event that the use of our products results, or is alleged to have resulted, in adverse effects. In addition, although we currently carry product liability insurance that we believe is appropriate for the risks that we face, our coverage may not be sufficient to cover our claims and we may not be able to obtain sufficient coverage at a reasonable cost in the future. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the growth of our business or the number of products we can successfully market. Our obligation to pay indemnities, the withdrawal of a product following complaints, or a product liability claim could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

c.
We may experience reductions in the levels of reimbursement for pharmaceutical products by governmental authorities, health maintenance organizations ("HMOs") or other third-party payors. Any such reductions could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Various governmental authorities and private health insurers and other organizations, such as HMOs, managed care organizations ("MCOs") and provincial formularies provide reimbursement to consumers for the cost of certain pharmaceutical products. Our ability to successfully commercialize our products and product candidates — even if FDA or TPD approval is obtained — and the demand for our products depend in part on the extent to which reimbursement is available from such third party payors.

        Third party payors are becoming increasingly less willing to reimburse for medications which offer primarily convenience to and greater compliance among patients (such as once-daily formulations) and are focusing more on products that offer clinically meaningful benefits. If we are not able to implement a strategy that addresses this shift, it could have a material adverse effect on our business, financial condition and results of operations. Third party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed healthcare in the U.S., the growth of organizations such as HMOs and MCOs and legislative proposals to reform healthcare and government insurance programs, could significantly influence the purchase of pharmaceutical products, resulting in lower prices and/or a reduction in product demand. Such, cost-containment measures and healthcare reform could affect our ability to sell our products, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the U.S., Canada or foreign countries may not be available for some of our products. Any reimbursement granted may not be maintained, or limits on reimbursement available from third parties may reduce the demand for, or negatively affect the price of, those products. We are also unable to predict if additional legislation or regulation impacting the healthcare industry or third party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business. Any reimbursement may be reduced in the future, perhaps to the point that market demand for our products declines. Such decline could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        A number of legislative and regulatory proposals aimed at changing the healthcare system, and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted, or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our business, financial condition and results of operations.

        Changes to Medicare, Medicaid or similar governmental programs — or the amounts paid by those programs for our services — may adversely affect our earnings. These programs are highly regulated and subject to frequent and substantial changes and cost-containment measures. In recent years, changes in these programs have limited and reduced reimbursement to providers.

d.
We may incur significant liability if it is determined that we are promoting the "off-label" use of drugs.

        Companies may not promote drugs for "off-label" uses — that is, uses that are not described in the product's labeling and that differ from those approved by the FDA, TPD or other applicable regulatory agencies. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across medical specialties. Although the FDA, TPD and other regulatory agencies do not regulate a physician's choice of treatments, the FDA, TPD and other regulatory agencies do restrict communications by pharmaceutical companies or their sales representatives on the subject of off-label use. The FDA, TPD and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. Notwithstanding the regulatory restrictions on off-label promotion, the FDA, TPD and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. Although we believe that all of our communications regarding all of our products are in compliance with the relevant regulatory requirements, the FDA, TPD or another regulatory authority may disagree, and we may be subject to significant liability, including civil and administrative remedies, as well as criminal sanctions. In addition, management's attention could be diverted from our business operations and our reputation could be damaged. Our distribution partners may also be the subject of regulatory investigations involving, or remedies or sanctions for, off-label uses of products we have licensed to them, which may have an adverse impact on sales of such licensed products, which may, in turn, have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

e.
Regulations apply to our Contract Research Division Business.

        Our CRD business provides us and other pharmaceutical companies with a broad range of Phase I and Phase II clinical-research services. Our CRD business is subject to strict regulation by Canadian governmental authorities. These regulations may change and these governmental authorities periodically conduct audits. The outcome of such an audit, should it be unfavorable, could result in an adverse effect on our CRD business including, without limitation, costs to remediate deficiencies, reputational impact of an adverse audit and our ability to solicit work for our CRD business.

Item 4. Information on the Company

A.    History and Development of the Company

        Biovail Corporation was formed under the Business Corporations Act (Ontario) on February 18, 2000 as a result of the amalgamation of TXM Corporation and Biovail Corporation International ("BCI"). Biovail Corporation was continued under the Canada Business Corporations Act (the "CBCA") effective June 29, 2005.

        Our principal executive office is located at 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, telephone (905) 286-3000. Our agent for service in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011, telephone number (212) 590-9331.

        A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets is found in our MD&A and in the notes to our consolidated financial statements included elsewhere in this annual report.

B.    Business Overview

        We are a specialty pharmaceutical company that applies advanced drug-delivery technologies to improve the clinical effectiveness of medicines and we are engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our business strategy involves commercializing these products both directly (as we do in Canada) and through strategic partners (as we do in the U.S. and in other countries). Our main therapeutic areas of focus are central nervous system ("CNS") disorders, pain management and cardiovascular disease, although we maintain the flexibility to explore opportunities in other niche areas. The primary markets for our products are the U.S. and Canada.

        Our core competency lies in our expertise in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. We have a portfolio of proprietary drug-delivery technologies that represent the foundation upon which our R&D strategy is based. Our portfolio includes (1) controlled release, (2) enhanced absorption, (3) rapid absorption, (4) taste masking, and (5) oral disintegration technologies, among others. Our drug-delivery technologies are applicable to a wide range of molecules, and have been able to address some of the pharmaceutical industry's more complex drug-delivery challenges.

        The application of our proprietary drug-delivery technologies to existing orally administered medications has provided us, together with our partners, with the opportunity to extend product lifecycles through the development of novel formulations. We have been focusing, and are continuing to focus, on R&D to foster long-term organic business growth. Our R&D efforts are focused on three key areas: (1) enhanced formulations of existing drugs, (2) combination products incorporating two or more therapeutic classes of drugs, and (3) difficult-to-manufacture generic pharmaceuticals. Several of our branded (non-generic) pipeline products target enhancements to safety and/or efficacy profiles, which we believe may increase their commercial potential, as well as their attractiveness to commercialization partners. To supplement our organic business growth, we also pursue licensing and acquisition opportunities.

        Because we were expecting a decline in revenues and net income in 2007 as a result of the genericization of Wellbutrin XL®, our largest product by revenue, we undertook a number of initiatives in 2007 to reduce our cost structure, including the elimination of the Biovail Pharmaceuticals, Inc. ("BPI") specialty sales force and associated support functions, the redemption of all outstanding long-term debt and overall variable-cost containment.

Industry Overview

        IMS reports that the total U.S. prescription drug market was approximately $286.5 billion in 2007, an increase of 4% relative to 2006. The Canadian pharmaceutical market was valued by IMS at C$19.0 billion in 2007.

        The pharmaceutical industry, and the companies that make up this industry, have experienced significant changes over the past several years and continue to undergo such changes. For example, IMS estimates that during the years 2008 to 2011, branded products with annual sales in excess of $49 billion will lose patent protection. In 2007, the loss of sales for branded products due to the introduction of generic competition is estimated to be $18.5 billion. To replace these revenues and reduce their dependence on internal development programs, large pharmaceutical companies often enter into strategic licensing arrangements with specialty pharmaceutical companies, in addition to augmenting their product pipelines by acquiring smaller pharmaceutical companies with development-stage pipeline programs and technologies. Large pharmaceutical companies also employ strategies to extend brand lifecycles and exclusivity periods and establish product differentiation.

        In addition, factors such as increased enrolment in HMOs in the U.S., growth in managed care, an aging and more health aware population, introduction of several major new drugs that bring significant therapeutic benefits, and increased use of new marketing approaches such as direct-to-patient advertising have forced many pharmaceutical companies to adjust their strategies. The pharmaceutical industry is also subject to ongoing political pressure to contain the growth in spending on drugs and to expedite and facilitate bioequivalent competition to branded products. In the U.S., changes to Medicare prescription drug coverage have recently been implemented, and the results of the upcoming U.S. presidential election may lead to further constraints on pharmaceutical pricing.

Controlled Release Products

        Controlled release products are formulated to, among other variations, release the drug's active ingredient gradually and predictably over a 12-hour to 24-hour period. These formulations typically provide for: (1) potentially greater effectiveness in the treatment of chronic conditions through either more consistent, optimal or targeted delivery of the medication; (2) potentially reduced side effects; (3) greater convenience; and (4) potentially higher levels of patient compliance due to a simplified dosage schedule as compared to that of immediate release drugs. As described in greater detail below, given the increasing prominence and influence of third party payors, our R&D efforts are now much more focused on the first two of these advantages.

        However, there are technical barriers to entry into the development of controlled release drugs. As a result, despite the therapeutic advantages and convenience and compliance benefits of controlled release drugs versus their immediate release counterparts, many pharmaceutical companies have not made the additional investment to develop a controlled-release version of a product while their immediate-release version is under patent protection.

Competitive Strengths

        The pharmaceutical industry is highly competitive. Nevertheless, we believe that our portfolio of oral drug-delivery technologies is among the broadest in the industry, which provides us considerable flexibility when selecting pipeline candidates. Our portfolio includes drug-delivery technologies that are amenable to combination products because, among other advantages, they allow for a high payload of active ingredient, minimizing required tablet size. Additionally, we have technologies that are generally resistant to interactions with alcohol, a technology that continues to gain prominence in the pharmaceutical industry. Some of our drug delivery technologies are described in further detail below (See "— Drug Delivery Technology" below).

        Because our R&D efforts are largely focused on developing novel formulations of existing drugs for which safety and efficacy profiles are well known and established, the development risk we face is typically lower relative to companies pursuing new chemical entities ("NCEs"). Given the increasing prominence and influence of third-party payors and their increasing unwillingness to reimburse for products that offer primarily convenience and compliance benefits, our R&D efforts are becoming increasingly focused on developing novel products that provide clinically meaningful benefits and advantages over existing formulations. Accordingly, our branded pipeline programs now target enhancements to a product's safety profile and/or its efficacy, as opposed to enhancement linked only to convenience and patient compliance. Although this approach inherently involves more development risk than we have assumed historically, it could ultimately result in the approval and commercialization of higher-value pharmaceuticals. The development costs we incur and our timelines to bring products to market, while likely to be higher and longer than what they have been historically, are still expected to be less than for NCEs.

        Another of our competitive advantages is our demonstrated ability to transfer technologies from the product-concept stage to full-scale commercial manufacturing of products incorporating those drug-delivery technologies. We have capabilities in many aspects of the drug-development process — from formulation and development of oral drugs to clinical testing, regulatory filing, manufacturing, marketing (in Canada) and distribution. This integrated approach results in operational synergies, increased flexibility and enhanced cost efficiencies.

Company Strategy

        In 2007, our management team and Board of Directors began exploring potential strategic and business opportunities to enhance shareholder value and will continue to do so. A committee of independent members of the Board of Directors has been established and is working closely with management and external advisors.

        As part of this endeavour, our senior management team will be undertaking a comprehensive review of our company's core strategies, including our global infrastructure, commercialization model, product-development pipeline, acquisition targets, litigation strategy, and capital structure.

        Our current company strategy includes five main components: (1) R&D; (2) commercialization; (3) dividend policy; (4) cost containment; and (5) licensing and acquisition.

Research and Development Strategy

        Our drug development strategy involves leveraging our drug-delivery technologies to develop (1) enhanced formulations of existing drugs that confer meaningful therapeutic benefits and offer improved safety to patients; (2) combination products that incorporate two or more different therapeutic classes of drugs; and (3) difficult-to-manufacture generic pharmaceuticals.

        Over the past several years, we have targeted to spend between 8%-12% of our total revenues on R&D activities. In 2007, we spent approximately $100.6 million on internal R&D, representing 12% of our total revenues in 2007 (a 29% increase in internal R&D expenses in a period where total revenues declined 21%). In 2008, we expect to continue such levels of investment in R&D as we continue to focus on long-term organic growth. Our core R&D programs include novel formulations of a number of existing pharmaceutical brands and a number of undisclosed, earlier stage programs.

        The enhancement of existing in-market products (or brands), also described as a product line-extension strategy, is pursued by many pharmaceutical companies as they look to expand upon the significant clinical and marketing investments they have made in establishing high-value brands. Product enhancements may include new indications, introduction of existing drugs into new markets, improvements in the frequency of administration of drug products, improvements in the convenience of administration, reduction in dose, reduction in side effects (improved tolerability), or improved therapeutic effect/benefit. Through the application of our drug-delivery technologies, we have provided enhancements to existing compounds that have included reducing the number of doses per day (once-daily dosing versus multiple doses per day) and reducing potentially adverse side-effects and/or variability of a drug in a patient's blood stream over the course of 24 hours. Once-daily dosing has been shown to provide higher levels of patient compliance due to a simplified dosage schedule as compared to that of medications that must be dosed multiple times per day. However, as the influence of managed care organizations has increased, convenience and compliance alone is no longer sufficient to warrant favorable formulary coverage and third party payors are becoming increasingly unwilling to reimburse for products that offer convenience and compliance benefits alone. As a result, the commercial potential of these types of products — those that target only convenience and compliance benefits — is now significantly less than what it has been historically. Accordingly, we are adjusting our approach to our R&D programs such that now our primary objective is to develop novel products that provide clinically meaningful benefits to patients over existing treatment options — through the enhancement of safety and/or efficacy profiles — and with strong intellectual property protection.

        In addition, we are also reviewing other strategies to gain preferential formulary access, including targeting products that address unmet medical needs, that have longer exclusivity periods and that are less sensitive to reimbursement issues.

        As it relates to combination therapy, our R&D efforts are focused on developing a single-tablet product that capitalizes on the synergistic effects and potential superior side effect profiles of two or more individual drugs. These products have the added benefit of reducing the "pill burden" on patients, and may also aid in patient compliance.

        With respect to generic pharmaceuticals, we focus our R&D efforts on difficult-to-manufacture products, where competition is more limited, and consequently, commercial pricing and gross margins are potentially higher.

        To prioritize those products with the most market potential, we employ a market-driven selection process for our drug-development pipeline candidates. The first step in the selection process involves the identification of disease states and medical disorders for which there are unmet medical needs, or in which therapeutic gaps exist in the treatment of those conditions. We then review the currently available treatment options, and in conjunction with our R&D team, assess the feasibility of using our drug-delivery technologies to develop a product that improves upon those options, potentially providing clinically meaningful benefits to patients. Intellectual property protection is an important criterion in our pipeline-candidate selection process. Having identified possible pipeline candidates, we also assess the applicability of our own intellectual property to, or the possibility of in-licensing intellectual property for, such prospects. We evaluate whether there are opportunities to develop new intellectual property to cover patentable aspects of such product candidates and review the existing landscape for potential infringement issues. We also identify any trade secret information that would be important to protect as a prospective product proceeds through the R&D process.

        Our current pipeline products are in various stages of development, with the most advanced being BVF-033, our salt formulation of bupropion, which is currently being reviewed by the FDA. With respect to other programs, we have recently submitted one ANDA (as defined below) and we anticipate the submission of up to two other ANDAs in 2008. Our product development pipeline is described in further detail below (See "— Product Development Pipeline" below).

        In addition to our internal R&D efforts, we often seek to gain access to promising new and/or complementary technologies through agreements with third party drug-development companies. These third party developers are typically paid with some combination of technology access fees, development milestone payments and/or royalty payments. In some cases, we have an ownership interest or an option to acquire an ownership position in the developer.

        For example, in November 2007, we entered into an agreement with Pharma Pass II, LLC ("Pharma Pass II") for an option to license an early-stage development product, BVF-068, a product for the treatment of a CNS disorder. Pursuant to the terms of the agreement, we have the option to acquire the worldwide rights to develop, manufacture and market BVF-068. We paid an upfront fee to Pharma Pass II, and are contingently obligated to make an option payment and additional milestone payments for this product, including upon the filing of a new drug application ("NDA") with the FDA, and upon FDA approval. The agreement also stipulates the payment of tiered, single-digit royalties on net commercial sales of the product. The agreement with Pharma Pass II initially also covered another early-stage development product, which has been terminated.

        In November 2006, we amended our 2002 product development and licensing agreement with Ethypharm S.A. ("Ethypharm") to, among other things, provide for the development by Ethypharm of an undisclosed product, for which we are to assume responsibility for the clinical programs associated with that product. We are obligated to pay Ethypharm royalties on any future sales of the new product. The agreement initially also covered the development of other undisclosed products, which has been discontinued.

Commercialization Strategy

        We continuously explore opportunities to exploit our drug-delivery technologies through targeted product-development activities. These products, if successfully developed, may then be commercialized in Canada through the Biovail Pharmaceuticals Canada ("BPC") sales force, and/or in the U.S. and other global markets through strategic alliances with third parties that have established sales and marketing infrastructures in those regions.

        The implementation of our commercialization strategy to leverage relationships with strategic partners has been executed in multiple steps, including a sales force reduction in the U.S. primary-care market in May 2005 and a similar sales force reduction in the U.S. specialty-products market in December 2006. The current strategy provides us with operational flexibility and allows us to maximize our operating margins, as the sales and marketing costs are borne by our partners. At the same time, we retain control of the production of our products, which allows us to leverage our manufacturing expertise, which we regard as one of our core assets. This element of our commercialization strategy has been applied through our agreements with GSK for Wellbutrin XL®, with OMI for Ultram® ER, with Kos Pharmaceuticals, Inc. ("Kos") for Cardizem® LA and with Sciele for the promotion of Zovirax®, each of which is described in more detail below (See "— Current Product Portfolio and Product Revenue" below). We are currently in discussions with a number of other companies for the commercialization of certain of our pipeline products.

        The market in Canada is very different than it is in the United States. In Canada, the BPC sales force is able to effectively target a broad audience of physicians. Our commercialization strategy in Canada is focused on marketing to specialists and high-prescribing primary-care physicians. Over its eleven-year history, the BPC sales force has developed a track record of success in promoting products, such as Tiazac®, Tiazac XC®, Celexa®, Wellbutrin® SR, and more recently, Wellbutrin® XL.

        While our business focus is primarily to develop products for the U.S. and Canadian markets, we are increasingly pursuing opportunities to more fully exploit the commercial potential of our products by having them launched in new geographic markets by strategic marketing partners with expertise in their local markets. For example, in January 2007, GSK announced the first European approval for Wellbutrin® XR (the brand name that GSK is expected to use in a number of countries for our once-daily formulation of bupropion HCl) in the Netherlands for the treatment of adult patients with major depressive episodes. Since then, Wellbutrin® XR has been launched in a number of European countries. In January 2008, we announced an exclusive 10-year supply agreement with Janssen Pharmaceutica NV ("Janssen"), a division of Johnson & Johnson and an affiliate of OMI, for the marketing and distribution of our once-daily, extended-release formulation of tramadol in 86 countries in two regions — Central and Eastern Europe/Middle East and Latin America.

Dividend Policy

        At the end of 2006, given our strong cash balances and the cash-flow generation of our business model, we concluded that there was likely to be significant excess cash on hand, after fully funding our internal growth strategy over the foreseeable future. As a result, in December 2006, our Board of Directors adopted a dividend policy that contemplates the quarterly payment of $0.375 per Common Share, subject to Board approval. Each dividend payment is made at the discretion of the Board of Directors, and is generally based on our business performance, operational results, future capital and other requirements and applicable laws. The policy is reviewed by the Board of Directors from time to time with regard to our capital requirements, strategic considerations, operations and results and any changes thereto.

Cost Containment Strategy

        In 2007, our business performance was negatively impacted by the December 2006 introduction of a generic formulation of Wellbutrin XL® 300mg tablets in the U.S. market. Two additional generic formulations were launched in June 2007, and by the end of 2007, generic formulations had captured 88% of total prescription volume for the 300mg strength of Wellbutrin XL®. As a result, our revenues derived from supplying the 300mg product to GSK decreased in 2007 by $208.9 million, or 86%, as compared with 2006. Pursuant to a settlement agreement entered into with a number of generic pharmaceutical companies in February 2007, generic competition for Wellbutrin XL® 150mg strength could commence on May 30, 2008, and potentially sooner under specific conditions (See Item 8.B, "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property").

        In response, we undertook certain initiatives to reduce our cost structure. In December 2006, we announced that we would leverage strategic partners to promote our products to specialist physicians in the U.S., which was consistent with the approach we have taken to commercializing products in the U.S. primary-care market since May 2005. As a result, the 85-member BPI specialty sales force and related support functions were eliminated. Effective April 1, 2007, we redeemed all of our outstanding 7 7/8% Senior Subordinated Notes (the "Notes"), being all of our outstanding long-term debt, for a total cash outlay of $422 million, which included accrued interest and a 1.969% premium for the early redemption of the Notes. This resulted in an elimination of $31.5 million in annual interest payments. Other variable-cost containment measures include the addition of a requirement that all new additions to headcount be approved by the Chief Executive Officer. Identifying further opportunities to contain costs and drive operational efficiencies is an ongoing priority.

Licensing and Acquisition Strategy

        To supplement our organic growth strategy, we are actively pursuing and/or evaluating a number of potential licensing and acquisition opportunities. In 2007, these included late-stage or commercial products for BPC and companies with new and/or complementary drug-delivery technologies, including several in new modalities (for example, transdermal and inhalation). In addition, while the acquisition of commercial products in the U.S. is not a priority focus for us, several companies previously screened by us as potential acquisition targets each have a commercial infrastructure in the U.S. market.

Manufacturing

        We regard our manufacturing expertise as it relates to our drug-delivery technologies as an integral component of our success. We currently operate three pharmaceutical manufacturing facilities, which are located in Steinbach, Manitoba; Dorado, Puerto Rico; and Carolina, Puerto Rico. Through these facilities, we manufacture branded products that are commercialized by our partners, including Wellbutrin XL®, Ultram® ER and Cardizem® LA, and several branded products that are distributed by BPI and BPC, as applicable. We also manufacture generic products that are distributed by Teva and Forest Laboratories, Inc. ("Forest") in the United States and by Novopharm Limited ("Novopharm"), a subsidiary of Teva, in Canada.

        We maintain on-site quality control and experienced manufacturing supervision at these sites so that manufacturing, packaging and shipping activities are undertaken in compliance with GMP requirements. Efforts are undertaken to maintain equipment parts or replacements so that they can be readily available to avoid any interruptions in supply where possible. All of these facilities meet FDA-mandated and TPD-mandated GMP and have been audited recently.

        We source raw materials for our manufacturing operations from various FDA-approved and TPD-approved companies worldwide. It is our policy, wherever reasonably possible, to have a minimum of two suppliers for all major active pharmaceutical ingredients ("API") for our manufactured products. This facilitates both the continuity of supply of raw materials and best pricing from suppliers based on volume and time period. However, the pricing of the raw materials needed for the development or manufacture of our products has fluctuated, from time to time, as a result of a number of factors, including the acts of governments outside the U.S. and Canada.

Marketing

        As described above, our marketing strategies in the U.S. and Canada differ substantially. In the U.S., our wholly-owned subsidiary, BPI, distributes a number of pharmaceutical products. In May 2005, we realigned our U.S. marketing and sales operations, changing the manner in which we commercialized products to the primary-care segment of the U.S. market. Following this realignment, we ceased promoting our products directly to a broad audience of primary-care physicians in the U.S. and entered into a multi-faceted transaction with Kos with respect to certain products being promoted to the U.S. primary-care market. As a result, we reduced our primary-care and cardiovascular specialty sales forces by 307 positions, and our general and administrative functions by 30 positions. Kos offered employment to 186 of our sales representatives, of which 164 accepted positions with Kos. We incurred restructuring charges of $19.8 million, which consisted of employee termination benefits, contract termination costs and professional fees. Employee termination costs included severance and related benefits, as well as outplacement services. We did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs included facility and vehicle lease payments that we will continue to incur without economic benefit. We also divested all of our rights to Teveten® and Teveten® HCT to Kos. In December 2006, we announced that we would leverage strategic partners to promote our products to specialist physicians in the U.S. As a result, the remaining 85-member BPI specialty sales force and related support functions were eliminated. Following this decision, BPI ceased its promotion of Zovirax® and its co-promotional efforts for Ultram® ER and Zoladex® 3.6mg. On December 20, 2006, we entered into an exclusive promotional services agreement with Sciele whereby Sciele's sales force commenced promotion of our topical antiviral line, Zovirax® Ointment and Zovirax® Cream, to U.S. physicians.

        BPI continues to distribute a number of branded products for which there is no longer market exclusivity. These products — which we refer to as "Legacy Products" — include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec® and Isordil®. These products are not actively promoted by us and represent non-core assets. While the products remain well respected by the medical community, their prescription volumes are in decline due to the availability of several competing generic formulations. However, as a result of price increases, our revenues in connection with Legacy Products have stabilized.

        In Canada, where the market dynamics are much different than in the U.S., we have maintained a direct-selling commercial presence through BPC that successfully targets both specialist and primary-care physicians. BPC has established itself as a leading pharmaceutical marketing and sales operation in the Canadian market. In 2006, BPC expanded its sales force to 97 territories to support a number of new product launches. BPC's therapeutic focus lies in cardiovascular disease and depression, markets valued at C$2.7 billion and C$799 million, respectively. BPC currently promotes a well-respected portfolio of products to approximately 11,000 physicians across Canada. Products include Tiazac® XC, Wellbutrin XL®, Glumetza®, and more recently Ralivia™ — our once-daily formulation of tramadol, which was launched to Canadian physicians in November 2007. During 2007, the Tiazac® franchise (Tiazac® and Tiazac® XC) was BPC's leading product line, representing approximately 46% of our total Canadian product revenues. We view BPC as an important asset and are pursuing a number of product-marketing opportunities and acquisitions that have a strategic fit to further grow BPC's commercial operations.

Priority Markets

        The primary markets for our products are the U.S. and Canada. The U.S. is the world's largest pharmaceutical market with total prescription spending of $286.5 billion in 2007. U.S. prescription spending in 2007 increased 4% relative to 2006. While our business focus is primarily to develop products for the U.S. and Canadian markets, we are increasingly pursuing opportunities to more fully exploit the commercial potential of our products by having them launched in new geographic markets by strategic marketing partners with expertise in their local markets.

        The following table summarizes our revenues by category of activity and geographic market for each of the last three fiscal years (all amounts expressed in thousands of U.S. dollars):

	2007				2006				2005
	Product Sales	R&D	Royalty and Other	Total	Product Sales	R&D	Royalty and Other	Total	Product Sales	R&D	Royalty and Other	Total
Canada	68,811	5,946	294	75,051	82,513	7,344	63	89,920	104,966	5,281	264	110,511
United States and Puerto Rico	732,235	15,656	7,593	755,484	938,765	11,739	15,708	966,212	732,136	13,074	14,965	760,175
Other countries	0	2,227	10,056	12,283	—	2,510	9,080	11,590	—	924	7,546	8,470

	801,046	23,829	17,943	842,818	1,021,278	21,593	24,851	1,067,722	837,102	19,279	22,775	879,156

        Within the U.S. and Canadian markets, our therapeutic focus areas include cardiovascular disease, CNS disorders and pain management.

Cardiovascular Disease

        Our current portfolio of commercial products includes a number of cardiovascular products, for the treatment of hypertension, angina, congestive heart failure and acute myocardial infarction. The U.S. market for cardiovascular products was valued at $38.1 billion in 2007, of which $18.6 billion was represented by anti-hypertensives. The Canadian market for the calcium channel blocker ("CCB") category of cardiovascular drugs for 2007 was valued at approximately $746 million, an increase of 5.1% versus the previous year. In 2007, our commercial portfolio of cardiovascular therapeutic products in the U.S. included Cardizem® LA (promoted by Kos/Abbott), Cardizem® CD, Tiazac®, Vasotec®, Vaseretic®, Isordil®, and a number of generic pharmaceutical products.

CNS Disorders

        CNS disorders represent another of our therapeutic focus areas. The U.S. market for the treatment of CNS was valued at $15.5 billion in 2007, with the majority — $11.8 billion — represented by anti-depressants. The Canadian market for anti-depressants was valued at C$799 million in 2007, a decrease of 5.0% over the previous year. Our commercial portfolio in these markets includes Wellbutrin XL®, a once-daily formulation of bupropion sold by GSK, and Ativan®.

Pain

        We also have a presence in the pain market — the U.S. market that was valued at $11.2 billion in 2007 — through OMI's marketing of Ultram® ER, a once-daily formulation of tramadol hydrochloride developed by us. Ultram® ER, which is indicated for moderate to moderately severe chronic pain, is the first extended-release tramadol product available in the U.S. market.

Other

        Our commercial portfolio also includes products targeting the herpes market — the U.S. market that was valued at $2.1 billion in 2007. Zovirax® Ointment and Zovirax® Cream (launched in 2004), are topical antiviral products indicated for genital herpes and cold sores, respectively. Effective December 20, 2006, this product line is being promoted to U.S. physicians by Sciele, pursuant to an exclusive promotional services agreement. Within the topical herpes market, Zovirax® held a 73.1% share at the end of 2007. However, oral therapeutic products for herpes represent the vast majority of the overall herpes market, with 2006 sales of $1.8 billion.

        We also have a presence in generic pharmaceutical products in the U.S., an industry valued at $47.0 billion in 2007, a 15% increase relative to 2006. We also own the U.S. rights to a number of branded pharmaceutical products that are not actively promoted, which we refer to as Legacy Products. Generic products and Legacy Products are described further below.

Current Product Portfolio and Product Revenue

        The following table summarizes our commercial product line:

Product	Therapeutic Area	Indications	Therapeutic Market Size*
Distributed by BPI
Cardizem® CD	Cardiovascular	Hypertension/angina	$18.6 billion
Ativan®	CNS	Anxiety	$734 million
Vasotec®	Cardiovascular	Hypertension/congestive heart failure	$18.6 billion
Vaseretic®	Cardiovascular	Hypertension/congestive heart failure	$18.6 billion
Isordil®	Cardiovascular	Angina	$226 million
Zovirax® Cream(1)	Antiviral	Herpes labialis (cold sores)	$2.1 billion
Zovirax® Ointment(1)	Antiviral	Genital herpes	$2.1 billion

Promoted/Distributed by BPC
Tiazac®	Cardiovascular	Hypertension/angina	C$2.25 billion
Tiazac® XC	Cardiovascular	Hypertension	C$2.25 billion
Glumetza®	Cardiovascular	Type II diabetes	C$418 million
Wellbutrin® XL and SR	CNS	Depression	C$799 million
Ralivia™	Pain	Chronic Pain	C$443 million
Monocor®	Cardiovascular	Hypertension	C$2.25 billion
Retavase®	Cardiovascular	Acute myocardial infarction	C$42.3 million
Zyban®	CNS	Smoking cessation	C$113 million
Cardizem® CD	Cardiovascular	Hypertension/angina	C$2.25 billion
Promoted/Distributed by Partners
Wellbutrin XL®	CNS	Depression	$11.8 billion(7)
Cardizem® LA(2)	Cardiovascular	Hypertension/angina	$18.6 billion
Ultram® ER	Pain	Chronic Pain	$10.7 billion
Tiazac®(3)	Cardiovascular	Hypertension/angina	$18.6 billion
Bioequivalent (generic) Products
Adalat CC (nifedipine extended release)(4)	Cardiovascular	Hypertension/angina	$18.6 billion
Cardizem® CD (diltiazem controlled release)(5)	Cardiovascular	Hypertension/angina	$18.6 billion
Procardia XL (nifedipine extended release)(4)	Cardiovascular	Hypertension/angina	$18.6 billion
Tiazac® (diltiazem)(6)	Cardiovascular	Hypertension/angina	$18.6 billion
Trental (pentoxifylline)(4)	Cardiovascular	Peripheral vascular disease	$49 million
Voltaren XR (diclofenac controlled release)(4)	Inflammation	Arthritis	$8.3 billion

*
Market size for 2007 according to IMS.

(1)
As of December 2006, Zovirax® Ointment and Zovirax® Cream are promoted by Sciele for BPI, which is responsible for product sales and distribution.

(2)
As of May 2005, Cardizem® LA is promoted and distributed by Kos (Kos was acquired by Abbott in December 2006).

(3)
Tiazac® is marketed by Forest in the U.S.

(4)
Distributed by Teva in the U.S.

(5)
Distributed by Teva in the U.S. and Novopharm, a subsidiary of Teva, in Canada.

(6)
Distributed by Forest in the U.S. and Novopharm in Canada.

(7)
U.S. market size.

        In 2007, to provide greater visibility in our business performance, we reported our product revenue based on the following categories:

1.
Wellbutrin XL® (U.S., European markets)

2.
Ultram® ER

3.
Zovirax®

4.
Cardizem® LA

5.
BPC

6.
Legacy products

7.
Generic products

        The following table summarizes our product revenues by category for the fiscal years of 2007 and 2006:

	Revenues ($000)			% of Product Revenues
			Change %
Product / Product Line	2007	2006		2007		2006
Wellbutrin XL® (U.S., European markets)	212,325	450,329	(53)	27		44
Ultram® ER	86,714	53,724	61	11		5
Zovirax®	147,120	112,388	31	18		11
Cardizem® LA	69,300	56,509	23	9		6
BPC	61,889	68,723	(10)	8		7
Legacy Products	136,855	139,853	(2)	17		14
Generic products	86,843	141,075	(38)	11		14
Teveten®	—	(1,323)	NM (1)	—		—

Total Product Revenues	801,046	1,021,278	(22)	100	(2)	100	(2)

(1)
NM: not meaningful.

(2)
Percentages may not add up to 100 due to rounding.

        Each of these categories and the products or product lines they include are described in more detail below:

Wellbutrin XL® (bupropion hydrochloride extended release tablets)

        Launched in the U.S. in September 2003 by GSK, Wellbutrin XL®, an extended-release formulation of bupropion indicated as first-line therapy for the treatment of depression in adults, has been well received by U.S. physicians and by the end of 2006, had captured 59% of all bupropion prescriptions in the U.S. Pursuant to our manufacturing and supply agreement with GSK, we are entitled to a three-tiered supply price that is based on GSK's net sales of Wellbutrin XL® in any given year. The tier thresholds increase and are reset at the beginning of each calendar year. In the lowest tier, we receive a supply price of less than 25% of GSK's net sales price. In the second tier, the supply price escalates to a value between 25% and 30% of GSK's net sales price. In the highest tier, the supply price is greater than 30% of GSK's net sales price. In 2007, given the late-2006 launch of a generic formulation of the 300mg strength of Wellbutrin XL®, we did not reach the second tier supply price until the fourth quarter — where the pricing remained through year-end. Currently, we do not expect to reach the second tier supply price in 2008 or beyond.

        To date, GSK has opted not to launch a generic version ("authorized generic") of Wellbutrin XL® 300mg. Pursuant to the February 2007 settlement agreement with a number of generic manufacturers, an authorized generic version of Wellbutrin XL® 150mg tablets could not be launched for a period of six months following the introduction of the first generic formulation. This six-month period has expired. Should GSK decide to launch an authorized generic, we would be the exclusive manufacturer of the product and would receive fixed contractual supply prices, which are substantially lower than the tiered supply price we receive on sales of Wellbutrin XL® brand product.

        In February 2006, GSK announced that they had submitted applications for regulatory approval of the product in several European markets. In January 2007, GSK announced the first European approval for Wellbutrin® XR in the Netherlands for the treatment of adult patients with major depressive episodes. Since then, Wellbutrin® XR has been launched in a number of European countries, including Germany, Italy, Spain, Sweden, the Netherlands, Norway, Austria, Iceland, Poland, Portugal and Greece. We manufacture and supply Wellbutrin® XR to GSK at fixed contractual supply prices, which are substantially lower than the tiered supply price we receive on sales of Wellbutrin XL® in the U.S.

Ultram® ER (tramadol hydrochloride extended-release tablets)

        Launched in the U.S. in February 2006 by OMI, a Johnson & Johnson company, Ultram® ER is an extended-release formulation of tramadol hydrochloride indicated for the management of moderate to moderately severe chronic pain in adults who require around-the-clock treatment of their pain for an extended period of time. Over 24 million prescriptions were dispensed for tramadol-based medicines in the U.S. in 2007. Ultram® ER made steady market-share gains throughout much of 2006 and 2007, and by the end of 2007 had captured 5.4% of all tramadol-based prescriptions in the U.S. To date, Ultram® ER is the only once-daily tramadol formulation approved for use in the U.S.

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended release and orally disintegrating formulations of Ultram®. Pursuant to the agreement, we manufacture and supply Ultram® ER to OMI for distribution in the United States and Puerto Rico at contractually determined prices, which range from 27.5% to 37.5% of OMI's net selling price for Ultram® ER, depending on the year of sale and aggregate sales. The contractually determined supply price that we receive will be reduced by 50% upon the first sale in the U.S. of a generic equivalent. The supply price was at the lower end of the range in 2006, and at the higher end in 2007, where it is expected to remain through 2008. Upon closing of the agreement, OMI paid us a supply prepayment of $60 million, which is being amortized through credits against one-third of the aggregate amount of our future invoices for product manufactured and supplied to OMI. At the end of 2007, $13.7 million remained to be amortized.

        In January 2008, we announced an exclusive supply agreement with Janssen for the marketing and distribution of our once-daily, extended-release formulation of tramadol in Central and Eastern Europe/Middle East and Latin America. Under the terms of this agreement, which has a 10-year term, we will manufacture and supply once-daily extended-release tramadol hydrochloride tablets in dosage strengths of 100mg, 200mg and 300mg to Janssen at contractually determined prices. Janssen affiliates will be responsible for all related promotional costs, as well as all regulatory filings and the management of the regulatory approvals process.

Zovirax® Ointment/Zovirax® Cream (acyclovir)

        Zovirax® Ointment is a topical formulation of a synthetic nucleoside analogue active against herpes viruses. Each gram of Zovirax® Ointment contains 50mg of acyclovir in a polyethylene glycol base. This product is indicated for the management of initial genital herpes and in limited non-life threatening mucocutaneous herpes simplex infections in immuno-compromised patients. Zovirax® Ointment was originally launched in 1982 by Burroughs Wellcome and although it was not promoted by Glaxo Wellcome, and subsequently GSK, since 1997, Zovirax® Ointment remains the market leader with approximately a 47% share of total prescriptions in the U.S. for topical anti-herpes products in 2007.

        Zovirax® Cream was approved by the FDA in December 2002 and launched by BPI in July 2003. Zovirax® Cream is a topical antiviral medication used for the treatment of herpes labialis (cold sores). Zovirax® Cream held a 26% share of the total prescriptions in the U.S. for topical anti-herpes products at the end of 2007. In December 2006, following the elimination of our U.S. specialty sales force, we entered into a five-year exclusive promotional services agreement with Sciele, whereby we pay Sciele an annual fee to provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream to U.S. physicians. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year. In 2007, we paid Sciele total compensation of $17.2 million.

Cardizem® LA (diltiazem)

        Cardizem® branded products have been leading CCBs for more than 20 years. In 2007, the U.S. CCB market was valued at $3.5 billion, of which once-daily diltiazem products represented $566 million. These once-daily products generated 16 million prescriptions in the U.S. in 2007, of which 11.7 million were written for all Cardizem® products, representing a market of $424 million, including generics.

        In April 2003, we launched Cardizem® LA through the BPI sales force. Cardizem® LA is a graded, extended-release formulation of diltiazem hydrochloride that provides 24-hour blood pressure control with a single daily dose and offers physicians a flexible dosing range from 120mg to 540mg. Cardizem® LA is the only diltiazem product labelled to allow administration in either the morning or evening. With evening administration, clinical trials have shown Cardizem® LA improved reduction in blood pressure in the early morning hours, which is when patients are at the greatest risk of significant cardiovascular events, such as heart attack, stroke, and death. Kos now promotes Cardizem® LA in the U.S. pursuant to the May 2005 distribution and product acquisition agreement between Kos and us. Under the May 2005 supply and employee agreement with Kos, we manufacture, supply and sell Cardizem® LA to Kos for distribution at contractually determined prices, which exceed 30% of Kos' net selling price. Kos also obtained from us the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™); however, the Vasocard™ development and distribution arrangement between Kos and us has since been terminated. In consideration for these transactions, as well as the transfer of our rights in Teveten® and Teveten® HCT, Kos paid us $105.5 million in cash, less withholding tax of $7.4 million. The up-front cash consideration was recorded in deferred revenue and is being recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. In December, 2006, Kos was acquired by Abbott.

        Pursuant to a settlement agreement between us and Watson relating to a consolidated civil action in the U.S., a generic version of Cardizem® LA can be marketed commencing April 2009 (See Item 8.B, "Financial Information — Significant Changes — Legal Proceedings — Intellectual Property").

Biovail Pharmaceuticals Canada (BPC)

        This category includes the following products promoted and/or distributed by BPC:

Tiazac®/Tiazac® XC (diltiazem)

        Tiazac® is a CCB used in the treatment of hypertension and angina. Tiazac® is a once-daily formulation of diltiazem that delivers smooth blood pressure control over a 24-hour period. As a non-dihydropyridine CCB, Tiazac® provides specific renal protective benefits as well as blood pressure reduction, which is particularly important for diabetic hypertensive patients. At December 2007, Tiazac® and Tiazac® XC held a 21.8% share of the once-daily diltiazem market (measured as a percentage of total prescriptions for once-daily diltiazem products). In August 2004, we received TPD approval for Tiazac® XC for the treatment of hypertension and, in July 2007, we received TPD approval for Tiazac® XC for the treatment of angina. Tiazac® XC is a novel formulation of diltiazem taken at bedtime specifically formulated to provide peak drug-plasma levels during the early morning hours when cardiac events are most likely to occur. In January 2005, the BPC sales force launched Tiazac® XC to Canadian physicians. Presently, Tiazac® XC is listed on all provincial formularies with the exception of British Columbia. Our generic version of Tiazac® is distributed in Canada by Novopharm, a subsidiary of Teva.

Wellbutrin® XL (extended release bupropion)

        In February 2005, we submitted a supplemental new drug submission ("sNDS") to the TPD for Wellbutrin® XL, a once-daily formulation of bupropion developed by us. The submission received TPD approval in January 2006. Wellbutrin® XL was formally launched in April 2006 by the BPC sales force. By December 2007, Wellbutrin® XL had captured 40% share of the Canadian bupropion market (measured as a percentage of total prescriptions for bupropion products). In February 2008, Wellbutrin® XL received TPD approval for a new indication of the prevention of seasonal major depressive illness.

Wellbutrin® SR (bupropion)/Zyban® (bupropion)

        We acquired the Canadian rights to Wellbutrin® SR and Zyban® from GSK in December 2002. Wellbutrin® SR (sustained-release bupropion) is indicated as first-line therapy for the treatment of depression. Wellbutrin® SR's anti-depressant activity appears to be mediated by noradrenergic and dopaminergic mechanisms that differentiate it from selective serotonin reuptake inhibitors ("SSRIs") and other known anti-depressant agents. In addition to anti-depressant efficacy, Wellbutrin® SR has a low propensity to cause sexual dysfunction, a common side effect of some other anti-depressant therapies. Zyban®, the same chemical entity as Wellbutrin® SR, is indicated as an aid to smoking cessation treatment.

        In 2003, GSK Canada marketed Wellbutrin® SR and Zyban® in Canada under contract for BPC, as our detailing efforts were focused on Celexa® pursuant to a co-promotion agreement with H. Lundbeck A/S. With the termination of the Celexa® agreement at the end of 2003, BPC assumed full responsibility for Wellbutrin® SR on January 1, 2004. In January 2005, we became aware that a formulation of generic Wellbutrin® SR had received a Notice of Compliance ("NOC"), clearing the path for the generic product's introduction. This generic product was introduced into the Canadian market in 2005. A second generic Bupropion SR product entered the market in June 2006 and a third in December 2006.

        Zyban® is marketed through non-sales force mediated, direct marketing activities. The 2007 Canadian ethical drug market for smoking cessation aids is estimated at C$113 million.

Monocor® (bisoprolol fumarate)

        Monocor® is a cardio selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. Monocor® first faced generic competition in July 2003. The beta-blocker market in Canada was valued at approximately C$184 million in 2007.

Retavase® (reteplase recombinant)

        Retavase®, which was originally licensed from Centocor Inc., is a tissue plasminogen activator used in thrombolytic therapy. The medication is administered to patients immediately after the incidence of acute myocardial infarction ("AMI" or heart attack) and acts to clear arterial blockage. The fibrolytic market has been relatively flat since 2001 averaging about C$45 million each year over the past 6 years. Limited promotion and limited therapeutic window for use of fibrolytics, keeps the market size relatively stable.

Glumetza® (extended-release metformin)

        Glumetza® is a once-daily formulation of metformin, indicated for the control of hyperglycemia in adult patients with type 2 (non-insulin dependent, mature onset) diabetes, as an adjunct to dietary management, exercise, and weight reduction, or when insulin therapy is not appropriate. Glumetza® (500mg and 1,000mg) received TPD approval in May 2005, and the 500mg tablet was formally launched by the BPC sales force in Canada in November 2005. Glumetza®, the first and only once-daily metformin formulation available in Canada, competes in the oral diabetes market, which was valued at approximately C$418 million in 2007 (representing growth of 8.3% relative to 2006). A second application for a once-daily formulation of Glumetza® 1,000mg tablets was filed with the TPD in February 2007 and received an NOC in October 2007. The BPC sales force formally launched Glumetza® 1,000mg tablets to Canadian physicians in January 2008.

Ralivia™ (extended-release tramadol)

        A New Drug Submission ("NDS") for our once-daily formulation of tramadol hydrochloride, comprising 100mg, 200mg and 300mg tablets, was accepted for review in November 2006, and received TPD approval in August 2007. In November 2007, the BPC sales force launched Ralivia™ to Canadian physicians. Ralivia™ is indicated for the management of pain of moderate severity in patients who require continuous treatment for several days or more.

        Ralivia™ is produced using our proprietary Smartcoat™ technology, which provides 24-hour delivery for more constant plasma concentration and clinical effects with less peak-to-trough fluctuation. Ralivia™ is identical to Ultram® ER, which was launched in the U.S. and Puerto Rico in February 2006 by OMI.

Legacy Products

        This category includes products that we distribute in the U.S., but do not actively promote. In general, these are products that have been genericized and generate revenue streams that are declining at reasonably predictable rates. The products in this reporting category are Cardizem® CD, Ativan®, Tiazac®, Vasotec®, Vaseretic® and Isordil®. Despite the availability of generic competitors, these products continue to generate significant cash flow. We have attempted to mitigate the revenue impact of declining prescription volumes through the implementation of price increases. These Legacy Products are not promoted and minimal resources are required to support their distribution.

Cardizem® CD (diltiazem)

        Cardizem® branded products have been leading medications in the CCB category of cardiovascular drugs for more than 20 years. In 2007, the U.S. CCB market was valued at $3.5 billion, of which once-daily diltiazem products represented $566 million. We entered into a new supply contract with sanofi-aventis for Cardizem® CD effective June 1, 2006.

Ativan® (lorazepam)

        Ativan® is the benzodiazepine lorazepam, indicated for the management of anxiety disorders, or for the short-term relief of anxiety, or anxiety associated with symptoms of depression. We acquired U.S. marketing rights to Ativan® from Wyeth in June 2003. Although under the agreement, Wyeth was to manufacture and supply the product only until November 2006, the terms of that agreement continued to govern the manufacture and supply by Wyeth of outstanding purchase orders of Ativan® into 2007, with the last lots of Ativan being received from Wyeth in March 2007. In August 2007, we commenced receiving the supply of Ativan® tablets for the U.S. market from Meda Manufacturing GmbH ("Meda") under a replacement supply contract with Meda. The market for anxiety treatments was in excess of $733 million for 2007, with Ativan® (lorazepam) generating 25.1 million prescriptions in the U.S. during such period. Sales of benzodiazepine products were in excess of $586 million for 2007.

Tiazac® (diltiazem)

        Tiazac® belongs to the CCB class of drugs, used in the treatment of hypertension and angina, which generated sales in the U.S. of $3.5 billion for the 12 months ended December 31, 2007. Within the CCB market, once-daily diltiazem products accounted for approximately $566 million of this total. After being introduced in the U.S. in February 1996, Tiazac® reached a peak market share of 21.1% (measured as a percentage of total prescriptions for once-daily diltiazem products) in 2002. At December 31, 2007, this figure was 1% resulting from generic competition, the first of which entered the U.S. market in April 2003.

        In 1995, Forest acquired the right to market Tiazac® in the U.S. The formal product launch took place in February 1996. We act as the exclusive manufacturer of the product and receive a contractually determined supply price and a royalty payment from Forest on net sales of Tiazac®. Upon the onset of generic competition for Tiazac® in the U.S., we launched a competing authorized generic version through Forest under a variable supply price arrangement, following which Forest ceased promotional support for branded Tiazac® in April 2003 and Forest now distributes a Tiazac® authorized generic on our behalf.

Vasotec® (enalapril maleate) / Vaseretic® (enalapril maleate/hydrochlorothiazide)

        Vasotec® and Vaseretic® have been highly recognized in the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction for nearly 20 years. Enalapril is a pro-drug; following oral administration, it is bio-activated by hydrolysis of the ethyl ester to enalaprilat, which is the active angiotensin converting enzyme ("ACE") inhibitor. Vasotec® is the maleate salt of enalapril. Vaseretic® combines Vasotec® and a diuretic, hydrochlorothiazide. The product is also indicated for the treatment of hypertension.

        In 2007, the ACE inhibitor market had total sales in the U.S. of approximately $1.7 billion with 118.3 million total prescriptions dispensed, a 1% increase over the previous year. Vasotec® (branded and generic) is one of the most widely prescribed ACE inhibitors and is one of the top-five most recognized cardiovascular brands. Vasotec® lost its market exclusivity in August 2000 and its revenues have since been eroded by generic competition. Nevertheless, in 2007, there were 13.9 million prescriptions written for enalapril maleate in the U.S.

        Merck supplies this product to us pursuant to a supply agreement that was recently extended to December 2009.

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

        Meda supplies Isordil® tablets to us pursuant to a June 2007 amendment to a supply agreement. Sales of nitrate products were approximately $226.0 million in the U.S. for 2007. Total prescriptions for orally administered nitrates were in excess of 17.2 million in 2007 in the U.S.

Generic Products

        In previous years, as we pursued the development of branded products, generic pharmaceuticals were not a focus area for our R&D group. However, in December 2006, we announced that we would focus our R&D efforts on three key areas, one of which was on the development of difficult-to-manufacture generic pharmaceuticals.

        Our generic product portfolio is currently comprised of those products that are distributed in the U.S. for us by Teva under a manufacturing and distribution agreement originally signed in 1997, in addition to an authorized generic formulation of Tiazac®, which is distributed by Forest. In 2007, the products distributed by Teva included bioequivalent formulations of Cardizem® CD, Adalat CC, Procardia XL, Tiazac®, Voltaren XR and Trental. In September 2004, we resolved arbitration proceedings initiated by us against Teva and renegotiated certain aspects of the agreement. Amendments include an extension of the agreement by an additional four years (on a product-by-product basis) and the sale of two development stage ANDA programs to Teva. Furthermore, we renegotiated financial terms such that we now receive higher selling prices on all products within the portfolio. Generic Tiazac® was introduced in Canada in January 2006 and is distributed by Novopharm, a subsidiary of Teva, in Canada.

        Our portfolio of generic formulations of branded controlled release products, such as Cardizem® CD, Adalat CC and Procardia XL, represents technically challenging products to formulate. These technological barriers may limit the number of generic versions of the products. This competitive landscape allows for some pricing flexibility, and may mitigate, to some extent, the price discounting that can often reach 90% in the generic pharmaceuticals industry. However, in 2007, a number of new competitor products became available, which resulted in a significant decline in our revenues relating to these products.

Product Development Pipeline

        In addition to our current portfolio of existing products described above, we currently have a number of pipeline products in various stages of development, including targets in the cardiovascular disease, CNS disorders and pain management markets. While our therapeutic focus is on cardiovascular disease, CNS disorders and pain management, our drug-delivery technologies can be applied to other therapeutic areas and, accordingly, we consider opportunities outside these therapeutic areas as they arise.

        We currently have development efforts ongoing for novel formulations of existing products that we believe may provide clinically meaningful benefits to patients. In addition, we and/or our partners are also developing generic formulations of a number of difficult-to-manufacture pharmaceutical products.

        For competitive reasons, we do not disclose the identity and/or target enhancement of all of our pipeline products.

        As indicated above, our pipeline products are in various stages of development, with the most advanced being BVF-033, our salt formulation of bupropion. BVF-033 is currently being reviewed by the FDA, further to our October 23, 2007 submission of a Complete Response to the FDA's July 19, 2007 Non-Approval Letter for the product. The FDA action date for our NDA is April 23, 2008. With respect to other programs, we anticipate the submission of up to two ANDAs in 2008.

        Despite the reduced risk profile of our pipeline programs (relative to NCEs), they do carry development risk — more so than ever as we focus on clinically meaningful enhancements as opposed to convenience and compliance enhancements — and as such, we do not anticipate the commercialization of all of these products. In addition, we routinely review and prioritize our pipeline as market conditions change and as new products are added, which can result in the discontinuation or delay of lower priority development programs. In 2007 and early 2008, we discontinued our development efforts related to BVF-087 for the treatment of a CNS disorder; BVF-211 for the treatment of hypertension; BVF-300 targeting the gastrointestinal-disease market; and BVF-247 for the treatment of cardiovascular disease. In March 2008, we terminated BVF-146, a once-daily combination product consisting of tramadol and a non-steroidal anti-inflammatory, primarily as a result of a reassessment of the commercial opportunity for this product. Given that the successful development of any pipeline program is dependent on a number of variables, it is difficult to accurately predict timelines for regulatory approval and accordingly clinical development expenses.

Selected Development Pipeline Products

        Our new product development efforts are subject to the process and regulatory requirements of the TPD (in Canada) and the FDA (in the U.S.). Since we focus on novel formulations of existing drugs, the development path we face is generally less onerous than that facing companies pursuing NCEs. The flowchart below summarizes the steps required to bring such pipeline products to market.

        The following is a chart that describes certain of our active and disclosed pipeline projects.

Product	Indication
Cardiovascular
BVF-203 (undisclosed)	Cardiovascular disease
BVF-239 (undisclosed)	Cardiovascular disease
Central Nervous System
BVF-012 (Venlafaxine EA)	Depression
BVF-033 (Bupropion salt)	Depression
BVF-045 (Bupropion Combination)	Depression
BVF-058 (undisclosed)	CNS disorders
BVF-065 (undisclosed)	Depression
BVF-068 (undisclosed)	CNS disorders
Other
BVF-324 (undisclosed)	Sexual dysfunction

Drug Delivery Technology

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

        Oral controlled release technologies permit the development of specialized oral delivery systems that improve the absorption and utilization of drugs by the human body. Release patterns may be characterized as either "zero order", which indicates constant drug release rate over time, or "first order", which indicates decreasing release rate over time. These systems offer a number of advantages, in particular allowing the patient to take only one or two doses of the drug per day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved patient compliance and potential cost effectiveness, makes controlled release drug products ideally suited for the treatment of chronic conditions.

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

        Our rapid dissolve (FlashDose®) formulations contain the same active pharmaceutical ingredient found in the original branded products. The active product ingredient is encapsulated in microspheres utilizing our CEFORM™ technology. These microspheres can be coated to provide taste-masking, or specialty release profiles such as sustained release. Our proprietary directly compressible oral disintegrating tablet ("ODT") technologies are used to produce matrices or excipient blends that are subsequently combined with the coated CEFORM™ microspheres. This final blend can be compressed into rapid dissolve tablet formulations using conventional manufacturing technology. The benefits of rapid dissolve formulations include the ease of administration for the elderly, young children, or people with disease states who may have difficulty swallowing tablets or capsules.

        Our enhanced absorption technology platform is unique in the sense that various formulation and physico-chemical tools can be applied alone or in combination to improve the absorption profile of a drug. For example, it may be possible to increase the solubility and/or permeability, increase the amount absorbed, control the pre-systemic metabolism, and/or increase the rate of absorption, with or without modification of the total amount of drug into the bloodstream.

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

Macrocap

        Macrocap consists of immediate release beads made by extrusion/spheronization/pelletization techniques, or by layering powders or solutions onto nonpareil seeds. Release modulating polymers are applied on the beads using a variety of specialized coating techniques. The coated beads are filled into hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero order release.

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

CEFORM™

        CEFORM™ is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape and typically have a mean target diameter between 50-600 microns, depending on the application. For example, 150-200 micron microspheres may be used for FlashDose®, with high drug content and a taste-mask coating applied for oral cavity dispersion. CEFORM™ microspheres are produced using a continuous, single-step and solvent-free manufacturing process. CEFORM™ can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures which can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM™ microspheres can be formulated for controlled release, enhanced absorption, delayed release, rapid absorption or taste masking.

Flash Dose™

        Our proprietary FlashDose™ drug-delivery technology is based on a unique, directly-compressible formulation platform we use to provide ODTs. FlashDose™ tablets are manufactured using conventional dry blending, rotary compression and standard packaging operations. The tablets are hard and robust, which allows for bulk handling and conventional packaging in a manner similar to hard tablets. FlashDose™ technology is often combined with our innovative CEFORM™ microsphere technology which, in turn, allows for application of a broad range of drug-delivery options, such as sustained-release ODTs, rapid-onset ODTs, enhanced absorption ODTs, combination ODTs, and taste-masked ODTs. The ability to apply such specialized oral delivery in an ODT formulation is termed our Advanced-Delivery FlashDose™.

Shearform™

        Shearform™ is used to produce matrices of saccharides, polysaccharides or other carrier materials that are subsequently processed into amorphous fibers or flakes and recrystallized to a predetermined level. This process is used to produce rapid dissolve formulations, including FlashDose®. Shearform™ can also be applied to food product ingredients to provide enhanced flavoring. Other ODT technologies have been developed and applied by us, allowing for simpler manufacturing of ODTs as well.

Smartcoat™

        Smartcoat™ is a technology we acquired from and developed with Pharma Pass II. This technology allows the manufacturing of very high potency controlled release tablets, allowing for smaller sized tablets while controlling the release over a 24-hour period.

Smartcoat™ AQ

        Smartcoat™ AQ is an aqueous based, proprietary version of the Smartcoat™ technology. By using water-based technologies, the manufacturing process promotes "green" production practices and enhances worker safety. The once-daily formulation of metformin hydrochloride (Glumetza®) utilizes this technology.

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

Other drug-delivery systems

        We are in the process of preparing and filing new patents for drug-delivery technologies amenable to very low doses of drugs in once-daily, extended release formulations with optimal absorption profiles, as well as the optimization of site-specific absorption of controlled release, oral drugs.

Other Recent Developments

        In August 2007, we entered into a license and development agreement with an undisclosed, privately held, drug-development company for the exclusive global rights to BVF-324, a novel product for the treatment of a sexual dysfunction. The agreement includes an option to license the clinical data, intellectual property and the rights to develop, manufacture and market BVF-324 globally. We paid an upfront fee, and are contingently obligated to make an option payment and additional milestone payments, including upon the initiation of the first Phase III trial for the product and upon the first commercial sale of the product in the United States. The agreement also stipulates that we make tiered, single-digit royalty payments on net commercial sales of the product. In the Fall of 2007, we met with the FDA to discuss the development program for this product. That meeting resulted in a number of concerns being raised by the FDA that make the development path for BVF-324 in the U.S. uncertain. With respect to other geographic markets, however, we believe that BVF-324 represents a potentially viable opportunity, particularly in a number of European countries, and accordingly, we are actively evaluating the commercial value and development requirements in those markets.

Patents and Proprietary Rights

        We protect the proprietary nature of our technology through a combination of patents, trade secrets, know-how and other methods. We have not routinely sought patents on our controlled release technologies themselves because the filing of certain patents may provide competitors and potential competitors with information relating to proprietary technology, which may enable such competitors to exploit information related to such technology that is not within the confines of the protection of the patent. However, we typically do file patent applications relating to the application of our technologies to specific drug compounds for specific uses. Accordingly, we usually seek patent protection for novel products arising from our development efforts, to thereby provide intellectual property rights and associated market protection.

        Historically, we have relied on trade secrets, know-how and other proprietary information. Our ability to compete effectively with other companies will depend, in part, upon our ability to maintain the proprietary nature of our technology. To protect our rights in these areas, we require all licensors, licensees and significant employees to enter into confidentiality agreements. These agreements may not, however, provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Significant Customers

        The following table identifies external customers that accounted for 10% or more of our total revenue during the years ended December 31, 2005, 2006 and 2007:

	Percentage of Total Revenue
	2007%	2006%	2005%
GSK	25	42	38
McKesson Corporation	20	12	14
Teva	11	12	15
OMI	10	5	—
Cardinal Health, Inc.	10	6	6

Other Revenue

        Beyond the development, manufacture and distribution of pharmaceutical products described above, we also provide research, development and clinical contract research services to third parties, as described further below. In 2007, the provision of these services generated revenues of $23.8 million, compared with $21.6 million in 2006. We also generate revenues related to the sale of a number of our controlled release products by third parties. We have also, in the past, generated revenue by promoting and/or co-promoting products on behalf of third parties. In 2007, these sales and promotion efforts resulted in revenues of $17.9 million, compared with

$24.9 million in 2006. The year-over-year decrease reflects the termination of our co-promotion efforts of Ultram® ER and Zoladex®, further to our December 2006 restructuring.

Other Business Operations and Services

Contract Research Division

        Our Contract Research Division (CRD) provides us and other pharmaceutical companies with a broad range of Phase I and Phase II clinical-research services. This involves conducting pharmacokinetic studies along with bioanalytical laboratory testing to establish a drug's bioavailability or its bioequivalence to another drug moiety. Clinical studies are reviewed by an independent Institutional Review Board that assures that all studies are conducted in an ethical and safe manner, without compromising the safety or well-being of the human subjects participating in these studies. As well, all clinical studies are reviewed by Health Canada under a Clinical Trial Application and executed under Good Laboratory Practices ("GLP") and Good Clinical Practices ("GCP").

        Operating as an independent business unit in Toronto, Ontario, the CRD is located in a 41,000-square-foot stand-alone facility owned by us, and a 10,500-square-foot leased facility. These facilities include a 200-bed capacity Clinic (five study clinics and a 12-bed dedicated Phase I unit) and a Medical Recruiting and Subject Screening Unit.

        Our Bioanalytical Laboratory maintains the latest technology in mass spectrometry and liquid chromatography supported by a fully validated Laboratory Information Management System ("LIMS"). The Bioanalytical Laboratory continues to add to its inventory of over 175 developed and validated assays. The Department of Biopharmaceutics provides scientific support to our operational departments by providing pharmacokinetic, statistical, medical writing, data management, and regulatory services.

        To date, the CRD has designed and conducted in excess of 3,250 bioavailability, bioequivalence and/or drug-drug interaction studies. The therapeutic areas in which studies have been completed include cardiovascular disease, pulmonary, bone and joint disease, pain management, infectious diseases, CNS, gastroenterology and endocrinology. In addition, the CRD has performed Phase I, first-in-man studies to establish the safety of new chemical entities.

        The CRD maintains a database in excess of 90,000 adult male and female volunteers for potential study enrolment as well as an inventory of patient and specialty populations, including post-menopausal, renal-impaired and diabetic patients. The CRD has it own independent Quality Assurance Department to assure that the operations of the CRD are subject to full compliance with the rules and regulations of the FDA, TPD and other comparable foreign regulatory bodies. The regulations applicable to the CRD activity may change as regulatory bodies identify new areas of necessary focus, or issues related to product or patient safety.

Regulatory Affairs and Quality Assurance

        Our Regulatory Affairs Department is involved in the development and registration of each product and prepares product submissions for regulatory agencies in the U.S. and Canada. This group coordinates all data and document management for submissions, including amendments, supplements and adverse events reporting to such regulatory agencies. Our Quality Assurance Department seeks to ensure that all stages of product development and manufacturing fully comply with applicable good clinical, laboratory and manufacturing practices.

Regulation

        The R&D, manufacture, and marketing of controlled release pharmaceuticals are subject to regulation by U.S., Canadian and foreign health authorities. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products.

U.S. Regulation

New Drug Application ("NDA")

        We are required by the FDA to comply with regulations governing our products prior to commencement of marketing by us or by our commercial partners. New chemical products and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA requirements. These requirements include: (1) preclinical laboratory and animal toxicology tests; (2) submission in certain cases of an Investigational New Drug Application ("IND"), and its required acceptance by the FDA before human clinical trials can commence; (3) adequate and well-controlled replicate human clinical trials to establish the safety and efficacy of a drug for its intended indication; (4) the submission of an NDA to the FDA; and (5) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities.

        Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of a product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND goes into effect, clinical trials may be initiated, unless a "hold" on clinical trials is subsequently issued by the FDA.

        Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators that are experienced in conducting studies under "Good Clinical Practice" guidelines. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board ("IRB") prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, first-in-man, the initial introduction of the product into healthy human subjects, the compound is tested for absorption, safety, tolerability, metabolic interaction, distribution and excretion. Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the effectiveness of the product for specific targeted indications; (2) determine optimal dosage; and (3) identify possible adverse effects and safety risks. If Phase II evaluations demonstrate that a pharmaceutical product is effective, has acceptable data to show an appropriate clinical dose and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports to the FDA and IRBs on the clinical investigations are required. We, as a sponsor of the study, or the FDA may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies, toxicology studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing of a pharmaceutical product.

        The above described NDA requirements are predicated on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. However, for those NDAs containing some data which the applicant neither owns nor has a right-of-reference, the FDA's ability to grant approval is limited when there are exclusivity periods or infringed patent rights that are accorded to others. These NDAs are governed by 21 U.S.C. § 355(b)(1), also known as Section 505(b)(1) of the U.S. Food, Drug and Cosmetic Act (the "FD&C Act") (sometimes referred to as "505(b)(1) NDAs").

Abbreviated New Drug Application ("ANDA")

        In certain cases, where the objective is to develop a generic (bioequivalent formulation) of an approved product already on the market, an ANDA is required. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy, and instead, requires the submission of bioequivalence data, which is a demonstration that the generic drug produces the statistically equivalent blood levels of active ingredient in the body as its brand-name counterpart. It is mandatory that the generic products have a comparable rate and extent of absorption as measured by plasma drug levels as a function of time. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug may include changes in: (1) route of administration; (2) dosage form; (3) strength; and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any changes from Listed Drugs which are not authorized by statute. The information in a suitability petition must demonstrate that the change may be adequately evaluated for approval without data from investigations to show the product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced R&D costs associated with bringing a product to market, potentially shorter review and approval periods and potentially quicker time to market. The disadvantages include the lack of market exclusivity unless the ANDA is the first substantially complete file to challenge innovator patents (See "— Patent Certification and Exclusivity Issues" below).

505(b)(2) Application Process

        In certain cases, pharmaceutical companies may submit an application for marketing approval of a drug product under Section 505(b)(2) of the FD&C Act (referred to as a "505(b)(2) NDA"). This mechanism essentially relies upon the same FDA conclusions that would support the approval of an ANDA available to an applicant who develops a modification of a Listed Drug that is not supported by a suitability petition. Relative to more extensive regulatory requirements for a full 505(b)(1) NDA, the Section 505(b)(2) regulations permit applicants to forego costly and time-consuming drug development studies by relying on the FDA's finding of safety and efficacy for a previously approved drug product. Under some circumstances, the extent of the reliance on the approved drug product approaches that which is permitted under the generic drug approval provisions. This approach is intended to encourage innovation in drug development without requiring duplicative studies to demonstrate what is already known about a drug while protecting the patent and exclusivity rights for the approved drug. If clinical efficacy trials are required for approval, the 505(b)(2) product is generally entitled to three years of market exclusivity following approval.

Patent Certification and Exclusivity Issues

        When submitting ANDAs and 505(b)(2) NDAs, a company must include certifications with respect to any patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and the patent information has been submitted to the FDA and listed in the FDA's "Orange Book", the FDA may be required to delay approval of the ANDA or 505(b)(2) NDA until the patents expire. If the applicant believes it will not infringe the patents or that the patents are invalid, it can make a patent certification to the owners of the patents and the holder of the original NDA approval for the drug product for which a generic drug approval is being sought. This may result in patent infringement litigation which could delay the FDA approval of the ANDA or 505(b)(2) NDA for up to 30 months. If the drug product covered by an ANDA or 505(b)(2) NDA were to be found by a court to infringe another company's patents, approval of the ANDA or 505(b)(2) NDA could be delayed until the infringed patents expire.

        Under the FD&C Act, the first filer of an ANDA with a certification of patent non-infringement or invalidity is generally entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product after the 180-day exclusivity period expires. However, the first filer may be deemed to have forfeited its 180-day exclusivity if, for example, it has not started marketing its generic product within certain time frames.

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

        The FD&C Act contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. In the case of pioneer drugs, exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA or 505(b)(2) NDA may be delayed or, in certain cases, an ANDA or 505(b)(2) NDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a new chemical entity. Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength. In the case of pioneer drugs, exclusivity only offers protection against a competitor entering the market via the ANDA and 505(b)(2) NDA routes, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FD&C Act.

        If applicable regulatory criteria are not satisfied, the FDA may deny approval of an 505(b)(2) NDA, full NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

        The requirements to sell pharmaceutical drugs in Canada are substantially similar to those in the U.S., which are described above, with the exception of the 505(b)(2) NDA and 180 day marketing exclusivity for a first filer of an ANDA under the FD&C Act in the U.S.

Clinical Trial Application

        Before conducting clinical trials of a new drug in Canada, a Clinical Trial Application ("CTA") must be submitted to the TPD. Applications for Phase I trials include information about the proposed trial and the new drug as well as information on any previously executed clinical trials with the new drug. Phase II and III applications also include information on the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 7 days (Phase I) and 30 days (Phase II and III) of receiving the application, the TPD does not notify the applicant that its application is unsatisfactory, the applicant may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "U.S. Regulation — New Drug Application ("NDA")".

New Drug Submission ("NDS")

        Before selling a new drug in Canada, the applicant must submit an NDS or sNDS to the TPD and receive a Notice of Compliance ("NOC") from the TPD to sell the drug. The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing and packaging the new drug, the controls applicable to these operations, the tests to be applied to control the potency, purity and stability of the new drug, pharmacology data and the results of non-clinical, biopharmaceutics, clinical trials, as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness and safety of the new drug when used as intended. The TPD reviews the NDS or sNDS. If the submission meets the requirements of Canada's Food and Drugs Act and regulations, the TPD will issue an NOC for the new drug.

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

        Where the TPD has already approved a drug for sale in controlled release dosages, the applicant may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission ("ANDS"). The TPD does not require additional clinical trials to be conducted by the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed. Instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

        The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health Canada. Generic competitors that are interested in marketing generic versions of medicines against which certain patents have been listed must first provide proof that their product will not infringe the listed patents in question. In order to do this, the generic competitor must serve a Notice of Allegation in which it outlines the reasons that its product will not infringe the listed patents, or assert that the listed patents are invalid. At that point, the patentee or an exclusive licensee can commence a legal proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC to the generic competitor that has served a Notice of Allegation. The Minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the allegation of non-infringement and/or invalidity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company's proposed manufacture, use or sale of a product that could potentially prohibit a generic competitor's proposed commercialization of a drug compound.

        Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan. A determination that a drug is reimbursable results in the listing of that drug on provincial formularies. The listing or non-listing of a drug on a provincial formulary may affect the price of the drug within that province and the volume of the drug sold within that province.

Additional Regulatory Considerations

        Sales of our products by our commercial partners outside the U.S. and Canada are subject to local regulatory requirements governing the testing, registration and marketing of pharmaceutical products which vary widely from country to country.

        Our manufacturing facilities located in Steinbach, Manitoba, Dorado, Puerto Rico and Carolina, Puerto Rico, operate according to FDA-mandated and TPD-mandated GMP. These manufacturing facilities are inspected on a regular basis by the FDA, the TPD and other regulatory authorities. Our internal quality auditing team monitors compliance on an ongoing basis with FDA-mandated and TPD-mandated GMP. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

        In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations governing the pharmaceutical industry. We believe that we are in compliance in all material respects with such regulations as are currently in effect.

Taxation

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in a foreign country with low domestic tax rates. Dividends from such after-tax business income are received tax-free in Canada. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of the income of the Company and/or any of our subsidiaries to a rate possibly exceeding the statutory income tax rate of Canada or the U.S. We conduct transfer pricing studies to support the pricing of transactions between the various entities in our structure. Our income tax reporting is subject to audit by domestic and foreign tax authorities.

Acquisitions of Businesses

        We have not made an acquisition of a business in the three most recently completed fiscal years.

Seasonality of Business

        Our results of operations have not been materially impacted by seasonality.

Discontinued Operation

Nutravail

        On May 2, 2006, we completed the sale of our Nutravail division to Futuristic Brands USA, Inc. ("Futuristic"). Nutravail developed and manufactured nutraceutical and food-ingredient products. In consideration for Nutravail's inventory, long-lived assets and intellectual property, we are entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of ten years. In May 2007, pursuant to an amendment to the agreement with Futuristic, Futuristic paid us $300,000 as consideration for the termination of its obligation to make these future payments.

C.    Organizational Structure

        At December 31, 2007, each of the subsidiaries listed below either represents at least 10% of our total assets, or sales and operating revenues on a consolidated basis, or are entities through which we conduct our business.

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

D.    Property, Plant and Equipment

Manufacturing Facilities

        We own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. We currently operate three modern, fully integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba, Dorado, Puerto Rico and Carolina, Puerto Rico. All of these facilities meet FDA-mandated and TPD-mandated GMP. These facilities are inspected on a regular basis by regulatory authorities, and our own internal auditing team ensures compliance on an ongoing basis with such standards.

        We have owned our Steinbach, Manitoba facility since 1992. In 2006, we completed a $31 million expansion at that facility which increased total capacity to 250,000 square feet, providing additional manufacturing capacity and capability. Among the products manufactured in Steinbach in 2007 were Wellbutrin XL®, Ultram® ER, Cardizem® LA, and Tiazac XC®.

        The Dorado, Puerto Rico facility totals 145,000 square feet. This facility is set up to support the manufacture of controlled release and FlashDose® products and houses the packaging operations for Tiazac®, Wellbutrin XL®, Ultram® ER, Vasotec®, Vaseretic®, Cardizem®, Ativan® and Isordil® products for the U.S. market. This facility will also provide additional capacity for manufacturing of Wellbutrin XL® and Ultram® ER. We have owned the Dorado manufacturing facility since January 2001, and we have upgraded it to accommodate our process and packaging requirements. Packaging operations at this facility commenced in January 2003.

        The Carolina, Puerto Rico facilities total 35,000 square feet, including a 25,000 square foot owned manufacturing facility and a 10,000 square foot leased warehouse space. This plant is specially constructed for the high volume production of controlled release beads.

Other Facilities

        Our corporate headquarters is located in Mississauga, Ontario. In December 2006, we commenced a $12.5 million 30,000 square-foot addition to the corporate headquarters facility. The expansion was completed on January 28, 2008. During construction, some employees were temporarily re-located to a leased facility in Mississauga.

        We also perform certain R&D services at a GMP-compliant leased facility in Mississauga, Ontario. The technology transfer group is based at this facility and also utilizes the facility for activities related to product and process transfers.

        In February 2005, we leased a corporate administrative office in Toronto, Ontario, the lease for which expired in October 2007.

        CRD operates from an owned facility in Toronto, Ontario which includes various clinic areas used during clinical trials, a laboratory and administrative offices. In addition, CRD conducts its recruitment and screening activities at a smaller leased facility which also contains clinic facilities.

        The St. Michael, Barbados facility, which we began leasing in 1992, is used for strategic planning, product sales and related operations, product development, supply chain and logistics, contract management, licensing, intellectual property management and administration. Construction of a $6.4 million two-story building on land owned by our subsidiary in Christ Church, Barbados commenced in March 2007. The completion of the project is expected to occur in June 2008. The new facility is expected to be operational by August 2008. The current lease for the St. Michael facility expires in December 2008.

        The Bridgewater, New Jersey facility, which we began leasing in 2003, is used for our U.S. operations including certain clinical and R&D administration.

        The Chantilly, Virginia facility continues to primarily perform R&D services and to be a technology transfer site.

        The Dublin, Ireland facility, which we purchased in 2002, is used to perform R&D services.

        We believe our facilities are in satisfactory condition and are suitable for their intended use, although investments to improve and expand our manufacturing and other related facilities are contemplated, based on the needs and requirements of our business. A portion of our pharmaceutical manufacturing capacity, as well as other critical business functions, are located in areas subject to hurricane and earthquake casualty risks. Although we have certain limited protection afforded by insurance, our business and our earnings could be materially adversely affected in the event of a major windstorm, earthquake or other natural disaster.

        We believe that we have sufficient facilities to conduct our operations during 2008. However, we continue to evaluate the purchase or lease of additional properties, as our business requires. The following table lists the location, use, size and ownership interest of our principal properties:

Location	Use	Size	Ownership
Mississauga, Ontario, Canada	Corporate office, sales, marketing and administration	85,000 Sq. Ft.	Owned
	Research and development services	24,300 Sq. Ft.	Leased
Toronto, Ontario, Canada	Contract research and development and administration	40,000 Sq. Ft.	Owned
	Contract research and development	11,000 Sq. Ft.	Leased
Steinbach, Manitoba, Canada	Manufacturing and warehousing	250,000 Sq. Ft.	Owned
Chantilly, VA, USA	Research and development services	80,000 Sq. Ft.	Leased
	Warehousing	10,000 Sq. Ft.	Leased
	Vacated and sublet	50,000 Sq. Ft.	Leased
Bridgewater, NJ, USA	U.S. Corporate office and administration	110,000 Sq. Ft.	Leased
Morrisville, NC, USA	Site vacated and subleased	42,000 Sq. Ft.	Leased	(1)
Dorado, Puerto Rico	Manufacturing and warehousing	145,000 Sq. Ft.	Owned
Carolina, Puerto Rico	Manufacturing	25,000 Sq. Ft.	Owned
	Warehousing	10,000 Sq. Ft.	Leased
St. Michael, Barbados	Strategic planning, product sales, product development, supply chain and logistics, contract management, licensing, intellectual property management and administration	6,500 Sq. Ft.	Leased	(2)
Christ Church, Barbados	Building under construction(3)	17,780 Sq. Ft.	Owned
Dublin, Ireland	Research and development services	27,000 Sq. Ft.	Owned

(1)
Lease expires April 2008.

(2)
Lease expires December 2008.

(3)
Construction of two storey building currently underway. Once complete, this facility will house the business operations currently conducted at leased premises in St. Michael, Barbados.

Item 4A. Unresolved Staff Comments

        The staff of the SEC has advised us that they have reviewed the Form 20-F/A filed on May 23, 2007 with respect to the year ended December 31, 2006 (the "2006 Form 20-F/A"). Based on their review of that document, the staff provided comments regarding certain accounting disclosures and methods. On July 16, 2007, we provided our responses to the staff's comments. On August 15, 2007, we provided further clarification to the staff with respect to additional comments that were raised by the staff based on their review of our July 16, 2007 responses. Since August 15, 2007, we have not had any further communication with the staff in relation to this matter. However, based on our communications to date, we have incorporated certain amended disclosures into the MD&A and this Form 20-F. The eventual outcome of this matter may result in modifications to the 2006 Form 20-F/A and/or the incorporation of additional disclosure items into future documents filed with the SEC.

        On February 5, 2008, we were advised that the OSC's Corporate Finance Branch had recently selected our company for a full review of its continuous disclosure record. On the basis of this review, the OSC staff has raised questions regarding certain accounting disclosures and methods. We are currently in the process of preparing our response to OSC staff. The eventual outcome of this matter may result in modifications to past filings with the Canadian Securities Administrators ("CSA"), and/or the incorporation of additional disclosure items into future documents filed with the CSA.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States ("U.S.") generally accepted accounting principles.

        Additional information relating to Biovail Corporation, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the "2007 Form 20-F"), is available on SEDAR at www.sedar.com.

        The discussion and analysis contained in this MD&A are as of March 17, 2008.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Intent and ability to make changes to our strategies;

  •
  Estimation of the amount of the U.S. securities class action settlement and the amount that our insurance carriers will pay;

  •
  Timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®;

  •
  Beliefs and positions related to, results of, costs associated with, and benefits to our company of prosecuting, certain litigation and regulatory proceedings, including, but not limited to, the outcome of the investigation by the U.S. Attorney's Office ("USAO") for the District of Massachusetts relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience);

  •
  Regulatory approval and product commercialization timelines, including, but not limited to, beliefs regarding responses to the U.S. Food and Drug Administration ("FDA") concerning BVF-033;

  •
  Outcome, amount and timing of the potential settlement of the U.S. Securities and Exchange Commission ("SEC") investigation;

  •
  Intent and ability to make future dividend payments;

  •
  Timing, results, and progress of research and development efforts;

  •
  Sufficiency of cash resources to support future spending requirements;

  •
  Expected capital expenditures;

  •
  Investment recovery, liquidity, valuation, and impairment conclusions associated with auction rate securities;

  •
  Expected potential milestone payments;

  •
  Ability to manage exposure to foreign currency exchange rate changes;

  •
  Availability of benefits under tax treaties;

  •
  Expected stock-based compensation expense;

  •
  Outcome of the SEC staff review of our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007 (the "2006 Form 20-F/A");

  •
  Outcome of the continuous disclosure review by the Corporate Finance Branch of the Ontario Securities Commission ("OSC"); and

  •
  Expected impact of the adoption of new accounting pronouncements.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the resolution of insurance claims relating to certain litigation and regulatory proceedings; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the substance of the FDA response on the April 23, 2008 action date for BVF-033, the difficulty of predicting FDA and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, reliance on key strategic alliances, our eligibility for benefits under tax treaties, availability of raw materials and finished products, the regulatory environment, the results of the upcoming U.S. presidential election, the unpredictability of protection afforded by our patents, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, unanticipated interruptions in our manufacturing operations or transportation services, the expense and uncertain outcome of legal and regulatory proceedings and settlements thereto, payment by insurers of insurance claims, currency fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as investments, and other risks detailed from time to time in our filings with the SEC and the Canadian Securities Administrators ("CSA"), as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of the 2007 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our core competency lies in our expertise in the development and large-scale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus are central nervous system ("CNS") disorders, pain management, and cardiovascular disease, although we maintain the flexibility to explore opportunities in other niche areas. We have various research and development, clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., Puerto Rico and Ireland.

        We have a portfolio of products that includes the following brand names:

  •
  Wellbutrin® (bupropion) for the treatment of depression;

  •
  Ultram®/Ralivia™ (tramadol) for the treatment of moderate to moderately severe chronic pain;

  •
  Zovirax® (acyclovir) for the treatment of herpes; and

  •
  Cardizem®/Tiazac® (diltiazem) for the treatments of hypertension and angina.

        We market and/or distribute our products in the U.S. principally through supply and distribution agreements with third-party strategic partners. Under those agreements, we manufacture and supply Wellbutrin XL® to GlaxoSmithKline plc ("GSK"); Ultram® ER to Ortho-McNeil, Inc. ("OMI"); Cardizem® LA to Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott); Tiazac® branded and generic products to Forest Laboratories, Inc. ("Forest"); and bioequivalent (Generic) products to Teva Pharmaceuticals Industries Ltd. ("Teva"). Our Zovirax® products are distributed in the U.S. by Biovail Pharmaceuticals, Inc., and promoted by Sciele Pharma, Inc. ("Sciele") under an exclusive promotional services agreement.

        In Canada, we market and/or distribute a number of products, including Tiazac® XC, Wellbutrin® XL, Ralivia™ and Glumetza®, directly through our internal sales organization — Biovail Pharmaceuticals Canada ("BPC").

OVERVIEW

        The critical event that impacted our business in 2007 was the introduction of generic competition to 300mg Wellbutrin XL® product in the U.S. in December 2006, and the material adverse effect that event had on our revenue, results of operations and cash flows for the year. In response, however, we made solid progress with our strategy to reduce our overall cost structure, including the restructuring of our U.S. operations and related transition of promotional activities for our Zovirax® franchise to Sciele. As a result, we were able, despite the loss of Wellbutrin XL® exclusivity in the U.S., to pay our shareholders an aggregate annual cash dividend of $1.50 per share, while eliminating long-term debt through the redemption of our 7 7/8% Senior Subordinated Notes ("Notes").

        We will continue to face a number of challenges in 2008 and beyond, including intellectual property protection; increasing competition for our marketed and pipeline products; and greater scrutiny of clinical trials with respect to safety by drug regulators. To meet these challenges, we will continue to focus our research and development efforts on selected products that we believe will provide clinically meaningful benefits to patients; aim to maintain revenue and cash flow streams through price and/or cost effectiveness in order to maximize the potential of our currently marketed products; look for additional opportunities to drive efficiencies and reduce costs; and evaluate and pursue favourable research and development collaborations and acquisition opportunities.

STRATEGY UPDATE

        In 2007, our management team and Board of Directors began exploring potential strategic and business opportunities to enhance shareholder value and will continue to do so. A committee of independent members of the Board of Directors has been established and is working closely with management and external advisors.

        Our senior management team will be undertaking a comprehensive review of our company's core strategies, including our global infrastructure, commercialization model, product-development pipeline, acquisition targets, litigation strategy, and capital structure. The objective of this wide-ranging analysis is to optimize all facets of our business model, to ensure our core competencies are fully exploited, and to ensure our investments are targeted towards opportunities that provide an appropriate return.

OPERATING ENVIRONMENT

        We conduct our business within the pharmaceutical industry, which is highly competitive and subject to rapid and significant technological change. To successfully compete in this industry, we strive to demonstrate that our products offer safety and efficacy benefits, as well as convenience and cost effectiveness. As most of our revenue and cash flows are related to the performance of our portfolio of branded products, which are priced higher than generic products, generic competition is one of our leading challenges. A large portion of a branded product's commercial value is usually realized during the period in which the product has market exclusivity. Upon the loss of that exclusivity, we will lose a significant portion of a product's pre-genericization sales in a short period of time, which can have a material adverse effect on our future revenue and cash flows. To address this challenge, we will continue to:

  •
  Highlight to healthcare providers and patients the benefits of our products in terms of safety, efficacy, convenience, and cost, as appropriate;

  •
  Aggressively defend our intellectual property against infringement;

  •
  Invest heavily in research and development with a view to generating new innovative products, ensuring our product portfolio is renewed over time and offsetting future revenue losses due to generic competition;

  •
  Strive to develop products eligible for patents covering indications and uses, in addition to patents issued for formulations and processes, in order to provide longer exclusivity periods; and

  •
  Manufacture and sell generic versions of certain of our own branded products.

        Despite those efforts, however, the loss of market exclusivity of key products, or certain other significant factors — including a failure of research and development to yield commercially successful new products; a failure to successfully market new or existing products; an interruption in manufacturing or supply; a recall of product from the market; an adverse decision or settlement related to litigation or regulatory matters; a growth in costs and expenses; the trend toward managed care and healthcare cost containment; or a change in governmental laws and regulations affecting, among other things, pharmaceutical product pricing and reimbursement or access under Medicaid and Medicare — could have a material adverse effect on our business and financial performance.

KEY PERFORMANCE DRIVERS

        Our strategy for long-term growth has been focused on the following key performance drivers:

  •
  Leveraging our drug-delivery technologies to develop (1) enhanced formulations of existing products; (2) combination products that incorporate two or more different therapeutic classes of drugs; and (3) difficult-to-manufacture generic pharmaceuticals;

  •
  Protection of our intellectual property and defence of our products and proprietary technologies from infringement;

  •
  Expansion of our product pipeline by entering into agreements with other companies to develop, license, or acquire innovative compounds, technologies, or capabilities;

  •
  Formation of strategic commercial alliances with other pharmaceutical companies on favourable terms;

  •
  Exploitation of the commercial potential of our products through supply and distribution agreements in markets outside the U.S. and Canada;

  •
  Prudent use of our cash resources to provide a return to shareholders, while maintaining sufficient capital to invest in growing our business; and

  •
  Control of expenses through initiatives to achieve lower operating costs, more focused development efforts, and improved manufacturing efficiencies.

CHANGES IN BOARD OF DIRECTORS

        During the past year, the following changes occurred to our Board of Directors:

  •
  Effective June 30, 2007, Eugene Melnyk — the founder of our company — retired as Chairman of the Board of Directors of Biovail Corporation. Between June 30, 2007 and February 25, 2008, Mr. Melnyk provided us with consulting services, and continued to serve as President of Biovail Laboratories International SRL ("BLS"), a subsidiary of Biovail Corporation, and as a director of BLS and as a director and officer of BLS's parent company — Biovail Holdings International SRL ("BHS"). Effective June 30, 2007, Mr. Melnyk resigned from all other director and officer roles relating to subsidiaries of Biovail Corporation.

  Effective February 25, 2008, Mr. Melnyk resigned from his director and officer positions at BLS and BHS, and, as a result, he is no longer affiliated with our company in any management capacity.

  •
  Effective June 30, 2007, Dr. Douglas Squires, our Chief Executive Officer ("CEO"), was appointed Interim Chairman, and William (Bill) Wells was appointed Chairman of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors and Lead Director.

  •
  Effective December 7, 2007, Lloyd M. Segal, CEO of Thallion Pharmaceuticals Inc., was appointed to the Board of Directors.

  •
  Effective February 25, 2008, Sheldon Plener resigned from the Board of Directors.

CHANGES IN EXECUTIVE MANAGEMENT

        Effective July 6, 2007, Gilbert Godin was appointed Executive Vice-President, Chief Operating Officer ("COO"). In his capacity as COO, Mr. Godin oversees our company's operational functions, product-development services, manufacturing and contract-development services, as well as business-development services. Mr. Godin joined our company in April 2006 as Senior Vice-President, Technical Operations/Drug Delivery.

        Dr. Peter Silverstone has tendered his resignation as Senior Vice-President, Medical and Scientific Affairs, which will be effective April 4, 2008.

RECENT DEVELOPMENTS

Investigation of P.L.A.C.E. Program

        In July 2003, we received a subpoena from the USAO for the district of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the P.L.A.C.E. program. On January 29, 2008, we received a letter from the USAO notifying us that our company is the target of a federal grand jury investigation relating to the P.L.A.C.E. program. The investigation could lead to civil or criminal charges against us. We have cooperated fully with the investigation and will continue to cooperate. The USAO has invited us to provide evidence and arguments bearing on the matter and we intend to do so.

Settlement of U.S. Securities Class Action

        In late 2003 and early 2004, our company and certain current and former officers and directors were named as defendants in a number of securities class actions in the U.S. alleging that the defendants made materially false and misleading statements that inflated the price of our stock between February 7, 2003 and March 2, 2004. On December 11, 2007, we announced that our company and the named individual defendants had entered into an agreement in principle to settle this matter. Under the terms of the agreement, the total settlement amount payable is $138 million, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. We estimate that our insurance carriers will pay $54.9 million of the settlement amount, and that we will ultimately pay $83.1 million after resolution of all insurance claims. The agreement contains no admission of wrongdoing by our company or any of the named individual defendants, nor did our company or any of the named individual defendants acknowledge any liability or wrongdoing by entering into the agreement. As a result of this settlement, we will avoid the considerable legal costs that we otherwise would have expected to incur to defend this matter.

BVF-033

        On July 19, 2007, we received a Non-Approval Letter from the FDA for our New Drug Application ("NDA") for BVF-033 (bupropion salt) for the treatment of depression. The main issue raised by the FDA in its letter related to the design of the pharmacokinetic studies required to support the NDA. On October 23, 2007, we submitted a Complete Response to the FDA that we believe addresses all the issues raised in its non-approval letter. Our response included new analyses of the data included in the original NDA for BVF-033, but did not include any new clinical data. The FDA has classified our response as a Class 2 response, which is subject to a six-month review period by the FDA. An action date of April 23, 2008 has been set for an FDA response.

        The delay in FDA approval has negatively impacted the commercial opportunity for BVF-033, as our strategy was to convert a portion of the once-daily bupropion market to BVF-033 before the genericization of 150mg Wellbutrin XL® occurred, which could happen commencing May 30, 2008, or potentially sooner upon the occurrence of specified events (as described below under "Wellbutrin XL®").

Wellbutrin XL®

        In December 2006, the FDA granted approval for the first generic versions of Wellbutrin XL®. As a result, Teva launched a generic version of 300mg Wellbutrin XL® product in December 2006, and Watson Pharmaceuticals, Inc. ("Watson") and Anchen Pharmaceuticals, Inc. ("Anchen") each launched its own generic versions in June 2007. The introduction of generic competition resulted in a $208.9 million, or 86%, decline in sales of our 300mg branded product in 2007, compared with 2006.

        However, under the terms of a comprehensive settlement agreement entered into in February 2007 with Teva, Watson, Anchen, and Impax Laboratories, Inc., our sales of 150mg branded product were not materially impacted by generic competition in 2007. Under the terms of that settlement agreement, a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008, or potentially sooner upon the occurrence of specified events, including an adverse decision of our appeal (heard on September 5, 2007), of the non-infringement summary judgment granted to Anchen on August 1, 2006, and/or when new prescriptions for BVF-033 exceed 35% of new prescription volume for Wellbutrin XL® 150mg.

RESTRUCTURING

        In May 2005, we sold the distribution rights to Cardizem® LA in the U.S. and Puerto Rico, and transferred all of our product rights and certain inventories related to Teveten and Teveten HCT, to Kos. Kos also obtained the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™). Concurrent with the Kos transaction, we restructured our commercial operations in the U.S. At that time, we reduced our primary-care and specialty sales forces and related functions by 493 positions (including 186 sales representatives who were offered employment by Kos) and administrative functions by 30 positions. We retained 85 specialty sales representatives to focus on the promotion of Zovirax® Ointment and Zovirax® Cream to specialist practitioners, as well as to provide co-promotion services to other pharmaceutical companies.

        In December 2006, we eliminated our remaining U.S. specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of our U.S. operations, including the abandonment of large-scale manufacturing at our Chantilly, Virginia facility. We reduced our sales force and related functions by 115 positions, and administrative and other functions by 73 positions. These measures were considered necessary to address a lack of product-acquisition, or co-promotion opportunities, available to us on reasonable terms, to fully utilize our sales force. In December 2006, we consequently entered into a five-year exclusive promotional services agreement with Sciele, whereby we will pay Sciele an annual fee to provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream to U.S. physicians. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year.

        As a result of the preceding restructuring programs, we no longer maintain a direct commercial presence in the U.S. The cost savings associated with the elimination of our sales and marketing activities to support Zovirax®, and the reduction in headcount in our U.S. operations, had a positive impact on our results of operations and cash flows in 2007. However, those savings were partially offset by $17.2 million in compensation we paid Sciele for its promotional services during 2007, which included the aforementioned additional payments due under the agreement as a result of Sciele achieving the highest tier revenue target.

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for each of the last three years:

	Years Ended December 31
	2007	2006	2005
	($ in 000s, except per share data)
Revenue	$842,818	$1,067,722	$938,343
Income from continuing operations	195,539	215,474	257,015
Net income	195,539	211,626	246,440
Basic and diluted earnings per share
Income from continuing operations	$1.22	$1.35	$1.61
Net income	$1.22	$1.32	1.54

Cash dividends declared per share	$1.50	$1.00	$0.50

Total assets	$1,782,115	$2,192,442	$2,036,820
Long-term obligations	—	410,525	436,058

Revenue

        Total revenue declined $224.9 million, or 21%, to $842.8 million in 2007, compared with $1,067.7 million in 2006. This decline was due mainly to the impact of generic competition on sales of 300mg Wellbutrin XL® product in the U.S., as well as the impact of the tiered supply price for Wellbutrin XL® sales to GSK. In addition, this decline reflected lower revenue from Generic product sales, due mainly to lower prescription volumes and pricing on certain of those products. Those factors were partially offset by higher revenue from Ultram® ER , Zovirax® and Cardizem® LA product sales, reflecting price increases and/or higher prescription volumes.

        Total revenue increased $129.4 million, or 14%, to $1,067.7 million in 2006, compared with $938.3 million in 2005. This increase was due mainly to higher revenue from sales of Wellbutrin XL® to GSK and the added contribution from sales of Ultram® ER to OMI. Those factors were partially offset by lower product sales in Canada, due mainly to the negative impact of generic competition to Tiazac® and Wellbutrin® SR. Product sales were also negatively impacted in 2006 by certain manufacturing issues we experienced related primarily to the production of lower dosage 120mg and 180mg Cardizem® LA products. We resumed full production of Cardizem® LA in early 2007 and subsequently addressed any shortfall in our supply to Kos.

        Changes in foreign currency exchange rates increased total revenue by approximately $5.1 million, or 0.6%, in 2007, compared with 2006, and approximately $5.9 million, or 0.6%, in 2006, compared with 2005. Those positive foreign exchange effects on revenue were due to a strengthening of the Canadian dollar relative to the U.S. dollar in each of 2007 and 2006, compared with the immediately preceding years.

Results of Operations

        Where possible, we manage our exposure to foreign currency exchange rate changes through operational means, mainly by matching our cash flow exposures in foreign currencies. As a result, the positive impact of a stronger Canadian dollar on revenue generated in Canadian dollars, but reported in U.S. dollars, is counteracted by an opposing effect on operating expenses incurred in Canadian dollars. As our Canadian dollar-denominated expenses currently exceed our Canadian dollar-denominated revenue base, the appreciation of the Canadian dollar in 2007 and 2006 had the overall effect of reducing our income from continuing operations and net income as reported in U.S. dollars.

        Our income from continuing operations and net income were also impacted by specific factors that affected the comparability of those results between years. These factors comprise material income or expense items that management believes are not related to our ongoing, underlying business; are not recurring; or are not generally predictable. These factors include, but are not limited to, asset impairment or restructuring charges; charges related to legal settlements or contract resolutions; charges resulting from the early extinguishment of debt; and gains or losses resulting from the disposal of assets. We believe that identifying these factors enhances an analysis of our results of operations when comparing the results of our ongoing, underlying business with those of a previous or subsequent period. In addition, management considers these factors when analyzing operating performance. However, it should be noted that the determination of these factors involves judgment by management.

        In 2007, the following, among other factors, impacted our net income:

  •
  A charge of $95.1 million (net of expected insurance recoveries) related primarily to the settlement of the U.S. securities class action complaint and a potential settlement of the SEC investigation;

  •
  A charge of $12.5 million related to the early redemption of our Notes;

  •
  An impairment charge of $9.9 million related to the write-down of product rights associated with Zolpidem ODT and Ultram® ODT, as well as the write-down of certain other product rights and technology assets; and

  •
  A loss of $8.9 million on the impairment of investments, related primarily to an other-than-temporary decline in the fair value of a portion of our auction rate securities.

        Those factors were partially offset by:

  •
  A gain of $24.4 million on the disposals of our investments in Ethypharm S.A. ("Ethypharm") and Reliant Pharmaceuticals, Inc. ("Reliant").

        In 2006, the following, among other factors, impacted net income:

  •
  Asset impairments of $147.0 million related to the write-down of Vasotec®, Vaseretic® and Glumetza® trademarks and/or product rights;

  •
  Contract losses of $54.8 million related to our estimate of the total amount of the payments we expected to make to GSK, as a result of the introduction of generic competition to Wellbutrin XL® in December 2006, and to Kos for its lost profits, due to our failure to supply minimum required quantities of Cardizem® LA;

  •
  Restructuring costs of $15.1 million mainly related to the December 2006 restructuring program; and

  •
  Legal settlements of $14.4 million related primarily to our share of a settlement between GSK and Andrx Corporation ("Andrx") in respect of a patent-infringement suit involving Wellbutrin XL®.

        In 2005, the following, among other factors, impacted net income:

  •
  Asset impairments of $29.2 million mainly related to the write-down of the Teveten and Teveten HCT product rights transferred to Kos;

  •
  Restructuring costs of $19.8 million related to the May 2005 restructuring program; and

  •
  A write-off of $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos.

        The collective impact of all factors affecting the comparability of our income from continuing operations and net income for each of the last three years, as well as the impact of those factors on basic and diluted earnings per share, are identified in the following table:

	Years Ended December 31
	2007	2006	2005
	($ in 000s, except per share data; Expense (Income))
Legal settlements, net of insurance recoveries	$95,114	$14,400	$—
Gain on disposal of investments	(24,356)	—	—
Loss on early extinguishment of debt	12,463	—	—
Intangible asset impairments, net of gain on disposal	9,910	143,000	25,833
Loss on impairment of investments	8,949	—	3,397
Equity loss	2,528	529	1,160
Contract costs (recovery)	(1,735)	54,800	—
Restructuring costs	668	15,126	19,810
Write-off of inventory	—	—	4,862

Impact on income from continuing operations	103,541	227,855	55,062
Asset impairments of discontinued operation	—	1,084	5,570

Impact on net income	$103,541	$228,939	$60,632

Impact on basic earnings per share
Income from continuing operations	$0.64	$1.42	$0.35
Net income	$0.64	$1.43	$0.38

Impact on diluted earnings per share
Income from continuing operations	$0.64	$1.42	$0.34
Net income	$0.64	$1.43	$0.38

Cash Dividends

        Cash dividends declared per share were $1.50, $1.00 and $0.50 in 2007, 2006 and 2005, respectively. Our current dividend policy contemplates the payment of a quarterly dividend of $0.375 per share, subject to our financial condition and operating results, and the discretion of our Board of Directors. In March 2008, our Board of Directors declared a quarterly cash dividend of $0.375 per share.

Financial Condition

        Effective April 1, 2007, we used $406.8 million of our existing cash resources to redeem all of our outstanding Notes, which included an early redemption premium of $7.9 million paid to the noteholders. At December 31, 2007, we had cash balances of $433.6 million, and we did not have any outstanding borrowings under our $250 million credit facility, or other long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business; makes investing and resource allocation decisions; and assesses operating performance.

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

        The following table displays the dollar amount of each source of revenue for each of the last three years; the percentage of each source of revenue, compared with total revenue in the respective year; and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Product sales	801,046	95	1,021,278	96	887,074	95	(22%	)	15%
Research and development	23,828	3	21,593	2	27,949	3	10%		(23%	)
Royalty and other	17,944	2	24,851	2	23,320	2	(28%	)	7%

	842,818	100	1,067,722	100	938,343	100	(21%	)	14%

Product Sales

        The following table displays product sales by category for each of the last three years; the percentage of each category compared with total product sales in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Wellbutrin XL®	212,325	27	450,329	44	354,213	40	(53%	)	27%
Ultram® ER	86,714	11	53,724	5	—	—	61%		NM
Zovirax®	147,120	18	112,388	11	95,858	11	31%		17%
Biovail Pharmaceuticals Canada	61,889	8	68,723	7	99,508	11	(10%	)	(31%	)
Cardizem® LA	69,300	9	56,509	6	62,479	7	23%		(10%	)
Legacy	136,855	17	139,853	14	133,419	15	(2%	)	5%
Generic	86,843	11	141,075	14	135,209	15	(38%	)	4%
Teveten	—	—	(1,323)	—	6,388	1	NM		NM

	801,046	100	1,021,278	100	887,074	100	(22%	)	15%

NM — Not meaningful

Wellbutrin XL®

        The $238.0 million, or 53%, decline in Wellbutrin XL® product sales from 2006 to 2007, compared with the $96.1 million, or 27%, increase from 2005 to 2006, reflected the impact that the introduction of generic competition had on the relative volumes of 300mg product sold to GSK, as well as on the tiered supply price for Wellbutrin XL®. That supply price is reset to the lowest tier at the start of each calendar year, and the net sales-dollar thresholds to achieve the second and third tier supply prices generally increase each year. Due to the impact of generic competition, GSK's net sales of Wellbutrin XL® in 2007 only met the sales-dollar threshold to increase our supply price from the first to second tier in the fourth quarter, while in the second and third quarters of 2006, GSK's net sales exceeded the thresholds to achieve the second and third tier supply prices, respectively. As a result, approximately 40% of the decline in Wellbutrin XL® product sales in 2007 was attributable to the impact of tier pricing, with the balance of the decline due mainly to lower volumes of 300mg product sold to GSK due to generic competition.

        Those adverse effects of lower tier pricing and lower sales volumes in 2007 were partially offset by:

  •
  The positive effect on our supply price — which is determined after taking into consideration estimates for future returns, rebates and chargebacks made by GSK — of a reduction in GSK's 2006 year-end provision for 300mg product returns, due to slower than anticipated generic erosion;

  •
  The positive effect on our supply price of price increases implemented by GSK in December 2006 and July 2007; and

  •
  The inclusion of $3.2 million of Wellbutrin XR® product sold to GSK for the European market.

Ultram® ER

        OMI launched Ultram® ER in the U.S. in February 2006. Ultram® ER product sales increased $33.0 million, or 61%, in 2007, compared with 2006, due to higher prescription volumes, as well as a contractual increase in our supply price to OMI effective January 1, 2007, and the positive effect on our supply price of a price increase implemented by OMI in January 2007. Those factors were partially offset by a reduction in inventory levels of Ultram® ER owned by OMI over the course of 2007.

        In 2006, we recorded a provision of $7.8 million related to a voluntary recall initiated by OMI for certain lots of Ultram® ER tablets due to a tablet printing-related matter. We agreed to replace the recalled product, including lots still in OMI's inventory, and to bear the costs of the recall (which were recorded in selling, general and administrative expenses in 2006).

Zovirax®

        Combined sales of Zovirax® Ointment and Zovirax® Cream increased $34.7 million, or 31%, and $16.5 million, or 17%, in 2007 and 2006, respectively, compared with the immediately preceding years, reflecting price increases we implemented for these products in each of those years. Those price increases more than offset a modest decline in prescription volumes in 2007, compared with each of 2006 and 2005.

BPC Products

        Key BPC products are Tiazac® XC, Tiazac®, Wellbutrin® XL, Wellbutrin® SR, Zyban®, Ralivia™ and Glumetza®, which are sold in Canada. Sales of BPC products declined $6.8 million, or 10%, and $30.8 million, or 31%, in 2007 and 2006, respectively, compared with the immediately preceding years. However, excluding the positive effect on Canadian dollar-denominated revenue of the strengthening of the Canadian dollar relative to the U.S. dollar, BPC product sales declined 15% and 35% in 2007 and 2006, respectively, compared with the immediately preceding years. Those declines were due mainly to declining sales of Tiazac® and Wellbutrin® SR products as a result of generic competition, which more than offset year-over-year increases in sales of our promoted Tiazac® XC and Wellbutrin® XL products in 2007 and 2006.

        Recent changes to BPC's product portfolio include the following:

  •
  In February 2008, the TPD approved Wellbutrin® XL in Canada for the prevention of seasonal major depressive illness;

  •
  In October 2007, we received TPD approval for Glumetza® 1000mg dosage strength, our once-daily, extended-release formulation of metformin for the treatment of type 2 diabetes. BPC launched Glumetza® 1000mg in January 2008 to supplement our currently marketed 500mg dosage strength;

  •
  In August 2007, we received TPD approval for 100mg, 200mg and 300mg strengths of Ralivia™, our once-daily, extended-release formulation of tramadol for the management of pain of moderate severity. BPC began promoting Ralivia™ to Canadian physicians in November 2007; and

  •
  In July 2007, BPC began promoting Tiazac® XC for the treatment of angina following TPD approval for that indication.

Cardizem® LA

        Cardizem® LA product sales included the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005. That amortization amounted to $15.1 million in each of 2007 and 2006, and $10.0 million in 2005.

        Our revenue from sales of Cardizem® LA increased $12.8 million, or 23%, in 2007, compared with 2006, and declined $6.0 million, or 10%, in 2006, compared with 2005. The increase in Cardizem LA product sales in 2007 reflected the positive effect on our supply price of price increases implemented by Kos in 2007, which more than offset a decline in prescription volumes. In addition, certain manufacturing issues related primarily to the production of 120mg and 180mg dosage strengths negatively impacted sales in 2006. Following the resumption of full production in early 2007, we recorded higher shipments of those products to Kos as a result of addressing the backorder that existed at the end of 2006. However, as prescription volumes for the 120mg and 180mg dosage strengths have not returned to pre-backorder levels, Kos has consequently lowered its purchase requirements for those products.

Legacy Products

        Our key Legacy products are Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®, which are sold primarily in the U.S. We do not actively promote these products as they have been genericized. Sales of Legacy products declined $3.0 million, or 2%, in 2007, compared with 2006, and increased $6.4 million, or 5%, in 2006, compared with 2005. The decline in Legacy product sales in 2007 was due mainly to lower prescription volumes for Tiazac® (both branded and generic) following the introduction of an additional generic competitor in November 2006. Sales of our other Legacy products (excluding Tiazac®) increased in each of 2007 and 2006, compared with the immediately preceding years, as a result of price increases we implemented for these products in both of those years, which more than offset year-over-year declines in prescription volumes in 2007 and 2006.

Generic Products

        Our key Generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL and Voltaren XR. The $54.2 million, or 38%, decline in sales of our Generic products from 2006 to 2007, compared with the increase of $5.9 million, or 4%, from 2005 to 2006, was primarily due to lower prescription volumes and pricing for certain of these products because of increased competition and changes in Teva's customer base, as well as shelf-stock adjustments granted by Teva to its customers to reflect decreases in the selling prices on certain of these products.

Research and Development Revenue

        The $2.2 million, or 10%, increase in research and development revenue from 2006 to 2007, compared with a decline of $6.4 million, or 23%, from 2005 to 2006, reflected changes in the relative volume and pricing of clinical research and laboratory testing services provided to external customers by our contract research operation, as well as the inclusion of $1.9 million received from Kos in 2007 related to development activities completed on Vasocard™.

Royalty and Other Revenue

        Royalty and other revenue declined $6.9 million, or 28%, from 2006 to 2007, compared with an increase of $1.5 million, or 7%, from 2005 to 2006, primarily due to lower royalties from third parties on sales of products we developed or acquired, including Tiazac® and Cardizem®, as well as the elimination of revenue associated with the co-promotion of Ultram® ER and AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg product in the U.S. We are no longer co-promoting Ultram® ER and Zoladex® as a result of the elimination of our U.S. specialty sales force in December 2006. In addition, we terminated our promotion of Novartis Pharmaceuticals Canada Inc.'s Lescol® products in Canada in August 2007.

Operating Expenses

        The following table displays the dollar amount of each operating expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31
							Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Cost of goods sold	223,680	27	211,152	20	201,330	21	6%		5%
Research and development	118,117	14	95,479	9	88,437	9	24%		8%
Selling, general and administrative	161,001	19	238,441	22	227,394	24	(32%	)	5%
Amortization	48,049	6	56,457	5	62,260	7	(15%	)	(9%	)
Legal settlements, net of insurance recoveries	95,114	11	14,400	1	—	—	561%		NM
Intangible asset impairments, net of gain on disposal	9,910	1	143,000	13	25,833	3	(93%	)	454%
Restructuring costs	668	—	15,126	1	19,810	2	(96%	)	(24%	)
Contract costs (recovery)	(1,735)	—	54,800	5	—	—	(103%	)	NM

	654,804	78	828,855	78	625,064	67	(21%	)	33%

NM — Not meaningful

Cost of Goods Sold and Gross Margins

        Cost of goods sold includes manufacturing, packaging, shipping and handling costs for products we produce; the cost of products we purchase from third parties; royalty payments we make to third parties; and lower of cost or market adjustments to inventories.

        Gross margins based on product sales were 72%, 79% and 77% in 2007, 2006 and 2005, respectively.

        The gross margin in 2007, compared with 2006, was unfavourably impacted by the following factors:

  •
  Lower volumes of 300mg Wellbutrin XL® product sold to GSK, net of the reduction in GSK's provision for 300mg product returns;

  •
  Lower supply prices for 150mg and 300mg Wellbutrin XL® product sold to GSK, as a result of not achieving the third tier supply price in 2007, and the later achievement of the second tier supply price in 2007 as compared to 2006;

  •
  The negative impact of lower pricing on Generic product sales;

  •
  The inclusion of amortization expense of $9.1 million related to the $40.7 million deferred charge for payments we made to GSK in consideration for reduced supply prices for Zovirax® products;

  •
  The inclusion of $7.9 million for our one-third share of a royalty expense on sales of 150mg Wellbutrin XL® product following the settlement in February 2007 of the patent-infringement suit between GSK and Andrx;

  •
  Lower absorption of overhead costs due to decreased Wellbutrin XL® production volumes;

  •
  Increases in obsolescence reserves related to inventories of certain of our products that are in excess of anticipated demand; and

  •
  The unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated manufacturing expenses.

        Those factors were partially offset by:

  •
  The positive impact of price increases we implemented for Zovirax® and certain Legacy products in 2007;

  •
  The positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic partners in 2007, together with the contractual increase in our supply price for Ultram® ER; and

  •
  Lower levels of rejected lots of Ultram® ER and Cardizem® LA in 2007, as a result of the resolution of manufacturing issues we experienced in 2006.

        The overall gross margin in 2006, compared with 2005, was positively impacted by the following factor:

  •
  Higher volumes of Wellbutrin XL® sold to GSK, as well as the positive impact on our supply price of the price increases implemented by GSK in 2006.

        That factor was partially offset by:

  •
  A write-off to cost of goods sold of $11.4 million of rejected lots of Ultram® ER and Cardizem® LA;

  •
  An increase of $2.7 million in the amortization of the Cardizem® LA intangible asset;

  •
  The product sales provision related to the return of Ultram® ER lots recalled by OMI in 2006; and

  •
  Start-up manufacturing inefficiencies related to Ultram® ER.

Research and Development Expenses

        Expenses related to internal research and development programs include employee compensation costs; overhead and occupancy costs; clinical trial costs; clinical manufacturing and scale-up costs; contract research services; and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        The following table displays the dollar amount of each research and development expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2007		2006		2005
($ in 000s)							2006 to 2007		2005 to 2006
	$	%	$	%	$	%
Internal research and development programs	100,610	12	77,795	7	69,420	7	29%		12%
Contract research services provided to external customers	17,507	2	17,684	2	19,017	2	(1%	)	(7%	)

Total research and development expenses	118,117	14	95,479	9	88,437	9	24%		8%

        Internal research and development program expenses increased $22.8 million, or 29%, and $8.4 million, or 12%, in 2007 and 2006, respectively, compared with the immediately preceding years, primarily due to the costs of clinical and scale-up activities for BVF-033 and Phase III safety studies conducted related to the recently terminated BVF-146 program (as described below). As a percentage of total revenue, internal research and development program expenses were 12% in 2007, compared with 7% in each of 2006 and 2005.

        In addition to BVF-033 and BVF-146, our research and development activities in 2007 related to the following programs:

  •
  BVF-012, BVF-045 and BVF-065 for the treatment of depression;

  •
  BVF-058 and BVF-068 for the treatment of other CNS disorders;

  •
  BVF-203 and BVF-239 for the treatment of certain cardiovascular diseases;

  •
  BVF-324 for the treatment of a sexual dysfunction; and

  •
  Other feasibility programs targeting safety and efficacy enhancements to existing therapies.

        We met with the FDA in the Fall of 2007 to discuss the development program for BVF-324 and the FDA raised a number of concerns that make the development path for BVF-324 in the U.S. uncertain. We are evaluating the commercial value and development requirements for BVF-324 in a number of European countries.

        We have terminated the following previously disclosed programs in 2007 and early 2008 due to diminished commercial prospects, or for other reasons:

  •
  BVF-146, a once-daily combination product consisting of tramadol and a non-steroidal anti-inflammatory drug, following a reassessment of the commercial opportunity for this product;

  •
  BVF-087 for the treatment of a CNS disorder;

  •
  BVF-211 and BVF-247 for the treatment of certain cardiovascular diseases; and

  •
  BVF-300 for the treatment of a gastrointestinal condition.

        On December 31, 2007, we entered into an exclusive, 10-year supply agreement with Janssen Pharmaceutica N.V. ("Janssen"), a division of Johnson & Johnson, for the marketing and distribution of our once-daily, extended-release formulation of tramadol in 86 countries in two regions — Central and Eastern Europe/Middle East and Latin America. Janssen affiliates will be responsible for all regulatory filings and the management of the regulatory approvals process.

        Any success in our product-development programs would be reflective of the investments in research and development we make over a number of years. On an ongoing basis, we review and optimize the projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development; delays or changes in government required testing and approval procedures; technological developments; and strategic marketing decisions.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include employee compensation costs associated with sales and marketing, finance, legal, information technology, human resources, and other administrative functions; outside legal fees; product promotion expenses; overhead and occupancy costs; and other general and administrative costs.

        Selling, general and administrative expenses declined $77.4 million, or 32%, in 2007, compared with 2006, and increased $11.0 million, or 5%, in 2006, compared with 2005. As a percentage of total revenue, selling, general and administrative expenses were 19%, 22% and 24% in 2007, 2006 and 2005, respectively. Legal costs comprised a significant portion of our selling, general and administrative expenses in each of the last three years. Those costs included amounts related to matters we do not consider to be in the ordinary course of business, such as the S.A.C. complaint (as described in note 23 to the audited consolidated financial statements for the fiscal year ended December 31, 2007); governmental and regulatory inquiries; securities class actions; and defamation claims. As we have settled the U.S. securities class action complaint, we do not expect to incur additional significant legal costs related to this matter. However, we may continue to incur considerable legal costs related to the remaining unresolved matters for an indefinite period, as we cannot predict the outcome or timing of when each of those matters may be resolved.

        The decline in selling, general and administrative expenses in 2007, compared with 2006, was primarily due to:

  •
  Cost savings in 2007 associated with the headcount reduction in our U.S. operations as a result of the December 2006 restructuring program;

  •
  The discontinuance of spending on sales and marketing activities to support Zovirax®, partially offset by the compensation of $17.2 million paid to Sciele for its promotional services;

  •
  Lower net legal costs (after insurance recoveries) related to ongoing litigation and regulatory matters;

  •
  Lower expenses related to Sarbanes-Oxley Act of 2002 compliance, and corporate governance and strategic planning initiatives completed in 2006. The strategic planning initiative culminated with the December 2006 restructuring program;

  •
  Lower stock-based compensation expense due to a reduction in the overall number of stock options granted to employees, together with a lower estimated grant-date fair value for those options, as well as a recovery of compensation expense related to deferred share units ("DSUs") granted to directors due to a decline in the underlying trading price of our common shares; and

  •
  Overall cost containment initiatives.

        Those factors were partially offset by:

  •
  The unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated selling, general and administrative expenses.

        The increase in selling, general and administrative expenses in 2006, compared with 2005, was primarily due to:

  •
  Higher legal costs related to ongoing Wellbutrin XL® patent infringement actions, and other litigation and regulatory matters;

  •
  Inclusion of $11.9 million of stock-based compensation for stock options granted to employees, partially offset by a decline in compensation expense related to DSUs due to a decrease in the underlying trading price of our common shares; and

  •
  Incremental spending to support the advertising and promotion of Ultram® ER, and costs associated with processing the Ultram® ER  recall.

        Those factors were partially offset by:

  •
  Cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces following the May 2005 restructuring of our U.S. commercial operations; and

  •
  Discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT following the Kos transaction.

Amortization Expense

        Amortization expense declined $8.4 million, or 15%, and $5.8 million, or 9%, in 2007 and 2006, respectively, compared with the immediately preceding years. The decline in amortization expense in 2007, compared with 2006, reflected reduced amortization related to Vasotec®, Vaseretic® and Glumetza® intangible assets following the write-down of those assets in 2006. The decline in amortization expense in 2006, compared with 2005, reflected the discontinuance of the amortization of the Teveten and Teveten HCT product rights following the Kos transaction, as well as reduced amortization related to the Vasotec® and Vaseretic® intangible assets following the write-down of those assets.

Legal Settlements, Net of Insurance Recoveries

        In 2007, we recorded a net charge of $95.1 million for legal settlements, of which $83.1 million (net of expected insurance recoveries) related to the settlement of the U.S. securities class action complaint, and $10.0 million related to a potential settlement of the SEC investigation.

        In 2006, we recorded a charge of $14.4 million related to the following legal settlements:

  •
  In February 2007, GSK reached a settlement with Andrx related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35.0 million to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, we agreed to reimburse GSK for $11.7 million of the payment to Andrx, which was paid to GSK in 2007, and to pay one-third of the ongoing royalties on sales of 150mg Wellbutrin XL® product, which are recorded in cost of goods sold.

  •
  At December 31, 2006, we accrued $2.7 million for our estimated share of the total consideration to be paid to settle certain California State antitrust claims related to our licensing of generic Adalat CC products. That amount was paid in 2007 after the settlement received final court approval.

Intangible Asset Impairments, Net of Gain on Disposal

        We perform an evaluation of intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. Impairment exists when the carrying amount of an asset is not recoverable based on related undiscounted future cash flows, and its carrying amount exceeds its estimated fair value based on related discounted future cash flows.

        In 2007, during our annual evaluation of intangible assets for impairment, we identified certain product rights and technology assets that were not recoverable due to the absence of any material future cash flows. We determined that the extent to which these assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. The assets identified as impaired included the product rights associated with Zolpidem ODT and Ultram® ODT due to the following events or changes in circumstances:

  •
  In December 2007, we decided not to market Zolpidem ODT for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007; and

  •
  Also in December 2007, OMI notified us of its decision to terminate the Ultram® ODT supply agreement based on market considerations.

        As a result, we recorded an impairment charge of $9.9 million in 2007 to write down the carrying value of the Zolpidem ODT and Ultram® ODT product rights, as well as to write down the other identified product rights and technology assets.

        In 2006, we recorded an impairment charge of $147.0 million as a result of the following events or changes in circumstances:

  •
  In September 2006, we were informed by Kos that it had decided to discontinue its involvement with Vasocard™. We had been developing Vasocard™ as a line extension to our Vasotec® and Vaseretic® product lines. We determined that without Kos's continued involvement Vasocard™ had limited commercial potential, and, as a result, we suspended its development. Our evaluation of the estimated future cash flows associated solely with the existing Vasotec® and Vaseretic® product lines resulted in an impairment charge of $132.0 million to the related trademarks and product rights.

  •
  In October 2006, Depomed was granted a Canadian patent pertaining to Glumetza®. As a result, the prices we set for Glumetza® are subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada. Since its launch in the Canadian market in November 2005, the sales performance (in terms of prescription volumes) of Glumetza® had been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza®). We revised our sales forecast for Glumetza® to reflect both the possible future pricing concessions that may be required by the PMPRB and the underlying prescription trend since the launch of this product. On the basis of that forecast, our evaluation of the estimated future cash flows associated with the Glumetza® product line resulted in an impairment charge of $15.0 million to the related product right.

        Partially offsetting the impairment charge in 2006 was a $4.0 million gain we recorded on the disposal of four cardiovascular products to Athpharma Limited ("Athpharma"). We originally acquired these products from Athpharma in April 2003. We had expensed the original cost of the acquired products at the date of acquisition.

        In 2005, we recorded an impairment charge of $25.8 million related primarily to the write-down of the carrying value of the Teveten and Teveten HCT product rights that were transferred to Kos.

Restructuring Costs

        In 2007, 2006 and 2005, we incurred restructuring charges of $668,000, $15.1 million and $19.8 million, respectively, which consisted primarily of employee termination benefits, asset impairments, contract termination costs, and professional fees associated with the May 2005 and December 2006 restructuring programs. Restructuring costs incurred in 2007 related primarily to employee retention bonuses and additional contract termination costs associated with the December 2006 restructuring program, which were partially offset by higher than anticipated proceeds from the sale of leased vehicles at auction.

Contract Costs or Recovery

        In 2007, we recorded a recovery of $1.7 million related to the following provisions for contract costs:

  •
  At December 31, 2006, we had accrued a provision of $46.4 million for the estimated amount of a payment we expected to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®. The maximum amount of this payment is reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK. During 2007, GSK purchased additional sample supplies worth $1.3 million.

  •
  At December 31, 2006, we had accrued a provision of $8.4 million based on our estimate of the payment we were required to make to Kos for its lost profits due to our failure to supply minimum required quantities of Cardizem® LA during 2006. In 2007, we reduced that liability by $400,000 to reflect an agreed upon settlement amount of $8.0 million, which was paid to Kos in July 2007.

        In 2006, we recorded provisions of $46.4 million and $8.4 million for the then estimated amounts that we expected to pay to GSK and Kos, respectively, for the matters described above.

Non-Operating Expenses

Interest Income and Expense

        Interest income was $24.6 million in 2007, compared with $29.2 million and $7.2 million in 2006 and 2005, respectively. The year-over-year changes in interest income reflected the relative amounts of surplus cash available for investment.

        Interest expense was $9.7 million in 2007, compared with $35.2 million and $37.1 million in 2006 and 2005, respectively. Interest expense mainly comprised interest on our Notes prior to their redemption effective April 1, 2007.

Gain or Loss on Investments

        In 2007, we recorded a gain of $24.4 million related to the disposal of the following investments:

  •
  In December 2007, we recorded a gain of $8.6 million on the liquidation of our investment in convertible preferred stock of Reliant following its acquisition by GSK. We received cash consideration of $14.9 million on closing and may be entitled to additional proceeds of up to approximately $700,000 pending the resolution of certain closing conditions. Those additional proceeds were not included in the gain recognized in 2007, and will only be recognized upon receipt.

  •
  In April 2007, we recorded a gain of $15.7 million (net of costs) on the sale to Financière Verdi ("Verdi") of a portion of our investment in common shares of Ethypharm. We received proceeds on disposal of $39.4 million in cash and $5.6 million in convertible bonds of Verdi. We exchanged the remaining portion of our Ethypharm investment for common shares of Verdi, which were measured at $2.3 million based on an allocation of the previous carrying value of our Ethypharm investment, resulting in no gain or loss on the exchange. Our investment in common shares of Verdi represents a 5% equity interest in Verdi, which is being accounted for using the cost method.

        Those gains were partially offset by an impairment charge of $8.9 million in 2007, which was related to an other-than-temporary decline of $6.0 million in the estimated fair value of a portion of our auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities"), as well as the write-down of the carrying values of certain available-for-sale equity investments to reflect other-than-temporary declines in their quoted market values.

        In 2005, we recorded a loss of $3.4 million related primarily to the write-down of our investment in Reliant to reflect an other-than-temporary decline in its estimated fair value at that time.

Loss on Early Extinguishment of Debt

        In 2007, we recorded a charge of $12.5 million on the early redemption of our Notes, which comprised the premium paid to noteholders of $7.9 million, as well as the net write-off of unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4.6 million.

Foreign Exchange Gain or Loss

        In 2007, the Canadian dollar traded at a 30-year high relative to the U.S. dollar, which contributed to a foreign exchange gain of $5.5 million recorded in 2007, compared with a foreign exchange loss of $2.4 million in 2006 and a gain of $794,000 in 2005.

Equity Loss

        We recorded equity losses of $2.5 million, $529,000 and $1.2 million in 2007, 2006 and 2005, respectively, related to our investment in Western Life Sciences ("WLS") — a venture fund that invests in early-stage biotechnology companies. We are not committed to make any further capital contributions to WLS.

Income Taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $13.2 million in 2007, compared with $14.5 million and $22.6 million in 2006 and 2005, respectively. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the U.S.

DISCONTINUED OPERATION

        In May 2006, we completed the sale of our Nutravail division. As a result, the following amounts related to Nutravail have been reported as a discontinued operation in our consolidated statements of income and cash flows.

	Years Ended December 31
($ in 000s)
	2007	2006	2005
Revenue	$—	$1,289	$5,532

Loss from discontinued operation before asset impairments	—	(2,764)	(5,005)
Asset impairments	—	(1,084)	(5,570)

Loss from discontinued operation	$—	$(3,848)	$(10,575)

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2007 and 2006:

	2007				2006
($ in 000s, except per share data)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	$247,005	$203,027	$188,890	$203,896	$222,629	$255,143	$282,302	$307,648
Expenses	148,358	140,567	127,890	237,989	140,894	162,965	336,951	188,045

Operating income (loss)	98,647	62,460	61,000	(34,093)	81,735	92,178	(54,649)	119,603

Income (loss) from continuing operations	93,819	67,824	65,867	(31,971)	72,556	85,005	(60,063)	117,976

Net income (loss)	93,819	67,824	65,867	(31,971)	68,436	85,277	(60,063)	117,976

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.58	$0.42	$0.41	$(0.20)	$0.45	$0.53	$(0.37)	$0.74
Net income (loss)	$0.58	$0.42	$0.41	$(0.20)	$0.43	$0.53	$(0.37)	$0.74

Net cash provided by continuing operating activities	$119,828	$98,277	$43,415	$79,333	$94,692	$110,806	$81,382	$235,637

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Results for the Fourth Quarter

Revenue

        Total revenue declined $103.8 million, or 34%, to $203.9 million in the fourth quarter of 2007, compared with $307.6 million in the corresponding period of 2006, primarily due to:

  •
  A decline in Wellbutrin XL® product sales of $103.7 million, or 70%, to $44.4 million in the fourth quarter of 2007, compared with $148.1 million in the fourth quarter of 2006. Approximately one-third of that decline was the result of lower volumes of 300mg product sold to GSK due to generic competition, and approximately two-thirds of that decline was attributable to the impact of tiered pricing, as sales to GSK were at the first and second tier supply prices in the fourth quarter of 2007, while sales in fourth quarter of 2006 were mainly at the third and highest tier supply price; and

  •
  A decline in Generic product sales of $21.6 million, as a result of lower prescription volumes and pricing in the fourth quarter of 2007.

        Those factors were partially offset by:

  •
  An aggregate $19.3 million increase in Zovirax® and Legacy product sales, due to price increases implemented in 2007, as well as the timing of purchases by our wholesale customers, which resulted in higher shipments and wholesaler inventory levels at 2007 year-end.

Results of Operations

        Net income declined $150.0 million to a net loss of $32.0 million in the fourth quarter of 2007, compared with net income of $118.0 million in the corresponding period of 2006, primarily due to:

  •
  A decline in gross profit on product sales of $114.7 million, or 47%, to $131.7 million in the fourth quarter of 2007, compared with $246.4 million in the fourth quarter of 2006, due mainly to lower Wellbutrin XL® and Generic product sales, partially offset by higher sales of Zovirax® and Legacy products; and

  •
  An increase in legal settlements of $78.7 million related primarily to the settlement of the U.S. securities class action complaint and the potential settlement of the SEC investigation.

        Those factors were partially offset by:

  •
  A decrease in selling, general and administrative expenses of $33.6 million, due mainly to lower sales force and marketing costs as a result of the December 2006 restructuring program; lower net legal costs (after insurance recoveries); lower corporate expenses; and lower compensation expense related to DSUs; and

  •
  A decrease of $15.2 million in costs related to restructuring activities.

Cash Flows

        Net cash provided by continuing operating activities declined $156.3 million, or 66%, to $79.3 million in the fourth quarter of 2007, compared with $235.6 million in the corresponding period of 2006, primarily due to:

  •
  A decrease of $93.7 million related to the change in accounts receivable, due to the timing of purchases by wholesale customers, which resulted in higher shipments in the fourth quarter of 2007, compared with higher collections from GSK in the fourth quarter of 2006 related to Wellbutrin XL® product sales; and

  •
  A $57.3 decrease related to income from operations before changes in operating assets and liabilities, due mainly to lower gross profit on product sales, partially offset by lower sales force and marketing costs; lower restructuring costs; and lower net legal costs (after insurance recoveries).

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2007 and 2006:

	At December 31
	2007	2006
	($ in 000s)
Working capital(1)	$339,439	$647,337
Long-lived assets(2)	1,005,147	1,072,699
Long-term obligations (including current portion)	—	410,525
Shareholders' equity	1,297,819	1,302,257

(1)
Total current assets less total current liabilities.

(2)
Property, plant and equipment; goodwill; intangible and other assets.

Working Capital

        Working capital declined $307.9 million, or 48%, to $339.4 million at December 31, 2007, compared with $647.3 million at December 31, 2006, primarily due to:

  •
  A net decrease in cash and cash equivalents of $400.9 million, due mainly to:

  •
  The redemption of our Notes for $406.8 million;

  •
  Dividend payments of $321.5 million;

  •
  Capital expenditures of $35.1 million; and

  •
  Additions to marketable securities of $34.5 million.

    Which were in excess of:

  •
  Operating cash flows of $340.9 million; and

  •
  Net cash proceeds of $52.7 million on the disposal of our investments in Ethypharm and Reliant;

  •
  An increase in accrued legal settlements of $133.6 million, related primarily to the settlement of the U.S. securities class action complaint and the potential settlement of the SEC investigation, partially offset by payments made related to legal settlements provided for in 2006; and

  •
  A decrease in accounts receivable of $18.1 million, due mainly to the decline in Wellbutrin XL® product sales.

        Those factors were partially offset by:

  •
  A decrease in declared but unpaid dividends of $80.2 million;

  •
  An increase in insurance recoveries receivable of $62.9 million, related primarily to the settlement of the U.S. securities class action complaint;

  •
  A reclassification of $31.4 million in respect of uncertain tax positions from current to non-current income tax payable;

  •
  A decrease in accrued liabilities of $26.9 million, due mainly to the settlement of restructuring costs, and the elimination of interest payable on our Notes;

  •
  A decrease in the current portion of deferred revenue of $12.8 million, related primarily to the portion of the $60 million Ultram® ER supply prepayment received from OMI in 2005 that was amortized in 2007;

  •
  The final payment of $11.3 million to GSK with respect to the Zovirax® obligation; and

  •
  A decrease of $9.7 million in accrued contract costs, related primarily to the settlement of the lost profits claim by Kos.

Long-Lived Assets

        Long-lived assets declined $67.6 million to $1,005.1 million at December 31, 2007, compared with $1,072.7 million at December 31, 2006, primarily due to:

  •
  The depreciation of plant and equipment of $27.6 million and the amortization of intangible and other assets of $73.3 million; and

  •
  An impairment charge of $9.9 million related to the write-down of the Zolpidem ODT and Ultram® ODT product rights, as well as the write-down of certain other product rights and technology assets.

        Those factors were partially offset by:

  •
  Additions to property, plant and equipment of $35.1 million, which included expenditures related to the expansion of our Mississauga, Ontario corporate office and upgrades to our Dorado, Puerto Rico manufacturing facility; and

  •
  The impact of foreign exchange rate changes on the reported value in U.S. dollars of property, plant and equipment located in Canada.

Long-Term Obligations

        In April 2007, we redeemed the entire $398.9 million outstanding principal amount of our Notes (and wrote-off the associated unamortized discount and fair value adjustment that were included in the Notes' carrying value), and we made the final payment of $11.3 million to GSK in consideration for the reduced Zovirax® supply prices. As a result, we had no long-term obligations at December 31, 2007.

Shareholders' Equity

        Shareholders' equity declined $4.4 million to $1,297.8 million at December 31, 2007, compared with $1,302.3 million at December 31, 2006, primarily due to:

  •
  Dividends declared of $241.3 million.

        That factor was partially offset by:

  •
  Net income of $195.5 million (including $10.6 million of stock-based compensation recorded in additional paid-in capital);

  •
  A foreign currency translation adjustment of $21.4 million to other comprehensive income, due mainly to the impact of the strengthening of the Canadian dollar relative to the U.S. dollar, which increased the reported value of our Canadian dollar-denominated net assets; and

  •
  Proceeds of $11.2 million on the issuance of common shares on the exercise of stock options.

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include dividend payments; salaries and benefits; inventory purchases; research and development programs; sales and marketing activities; capital expenditures; and, in 2007, loan repayments associated with our Notes. The following table displays cash flow information for each of the last three years:

	Years Ended December 31
	2007	2006	2005
	($ in 000s)
Net cash provided by continuing operating activities	$340,853	$522,517	$501,879
Net cash provided by (used in) continuing investing activities	(15,045)	(40,447)	31,825
Net cash used in continuing financing activities	(728,650)	(92,256)	(119,095)
Net cash used in discontinued operation	—	(558)	(3,817)
Effect of exchange rate changes on cash and cash equivalents	1,943	(5)	173

Net increase (decrease) in cash and cash equivalents	(400,899)	389,251	410,965
Cash and cash equivalents, beginning of year	834,540	445,289	34,324

Cash and cash equivalents, end of year	$433,641	$834,540	$445,289

Operating Activities

        Net cash provided by continuing operating activities declined $181.7 million, or 35%, to $340.9 million in 2007, compared with $522.5 million in 2006, primarily due to:

  •
  A decrease of $156.0 million related to income from operations before changes in operating assets and liabilities, due mainly to lower gross profit on product sales, and higher research and development expenses. Those factors were partially offset by lower sales force and marketing costs; lower restructuring costs; lower net legal costs (after insurance recoveries); and reduced interest expense; and

  •
  A decrease of $40.2 million related to the change in accrued liabilities, due mainly to the settlement of restructuring costs, and the elimination of interest payable on our Notes.

        Those factors were partially offset by:

  •
  An increase of $13.4 million related to the change in accounts receivable, due mainly to the decline in Wellbutrin XL® product sales in 2007.

        Net cash provided by continuing operating activities increased $20.6 million, or 4%, to $522.5 million in 2006, compared with $501.9 million in 2005, primarily due to:

  •
  An increase of $157.5 million related to income from operations before changes in operating assets and liabilities, due mainly to higher gross profit on product sales; lower sales force and marketing costs; and higher interest income. Those factors were partially offset by higher legal costs; and

  •
  An increase of $8.1 million related to the change in accrued liabilities, due mainly to unpaid restructuring costs.

        Those factors were partially offset by:

  •
  A decrease of $90.3 million related to the change in deferred revenue, due mainly to the receipt of the $60 million supply prepayment from OMI in 2005, and the portion of that prepayment and the deferred proceeds from the Kos transaction that were amortized in 2006;

  •
  A decrease of $35.7 million related to the change in inventories and accounts payable, due mainly to the timing of inventory purchases and payments;

  •
  A decrease of $9.4 million related to the change in income taxes payable; and

  •
  A decrease of $8.1 million related to the timing of collection of accounts receivable.

Investing Activities

        Net cash used in continuing investing activities declined $25.4 million to $15.0 million in 2007, compared with $40.4 million in 2006, primarily due to:

  •
  Net cash proceeds of $52.7 million on the disposal of our investments in Ethypharm and Reliant in 2007; and

  •
  A decrease in capital expenditures of $9.7 million, primarily as a result of the completion of an expansion of our Steinbach, Manitoba manufacturing facility in 2006.

        Those factors were partially offset by:

  •
  An increase of $31.3 million in additions to marketable securities, including $26.8 million of auction rate securities.

        Net cash used in continuing investing activities increased $72.3 million to net cash used of $40.4 million in 2006, compared with net cash provided of $31.8 million in 2005, primarily due to:

  •
  A decrease of $94.1 million in proceeds from the disposal of intangible assets, mainly related to consideration received in connection with the Kos transaction in 2005.

        That factor was partially offset by:

  •
  A decrease of $26.0 million in payments to acquire intangible assets, related primarily to the addition of the Glumetza® product right in 2005.

Financing Activities

        Net cash used in continuing financing activities increased $636.4 million to $728.7 million in 2007, compared with $92.3 million in 2006, primarily due to:

  •
  Principal and premium payments of $406.8 million to redeem our Notes in 2007; and

  •
  An increase in dividends paid of $241.5 million in 2007.

        Those factors were partially offset by:

  •
  A decrease of $14.0 million in repayments of other long-term obligations, related primarily to the final payments for Vasotec® and Vaseretic® in 2006.

        Net cash used in continuing financing activities declined $26.8 million to $92.3 million in 2006, compared with $119.1 million in 2005, primarily due to:

  •
  An increase of $12.6 million in proceeds from the issuance of common shares; and

  •
  A decrease of $10.4 million in repayments of other long-term obligations, related primarily to the final payment for Ativan® and Isordil® in 2005.

LIQUIDITY AND CAPITAL RESOURCES

        The following table displays our net financial asset position at December 31, 2007 and 2006:

	At December 31
	2007	2006
	($ in 000s)
Financial assets
Cash and cash equivalents	$433,641	$834,540
Marketable securities	28,312	5,677

Total financial assets	461,953	840,217

Debt
Senior Subordinated Notes	—	399,379
Zovirax® obligation	—	11,146

Total debt	—	410,525

Net financial assets	$461,953	$429,692

General

        We believe that our existing cash resources, together with cash expected to be generated by operations and funds available under our $250 million credit facility, will be sufficient to cover our operational and capital expenditure requirements; support our current dividend policy; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $50 million to $55 million in 2008. Major projects include the completion of the expansion of our corporate office and ongoing upgrades of our manufacturing facilities in Canada and Puerto Rico.

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as a significant future acquisition; new product development projects; changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt or equity securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 23 to the audited consolidated financial statements for the fiscal year ended December 31, 2007), if realized, could have a material adverse impact on our liquidity and capital resources.

Cash and Cash Equivalents

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of "A1/P1".

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages.

        With the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rates securities submitted for sale has exceeded the amount of purchase orders. Our auction rate securities all had "Aaa/AAA" credit ratings at the time of purchase. In the fourth quarter of 2007, two of these securities with an aggregate principal amount of $6.0 million were downgraded to "A3/AAA" and placed on credit watch with negative implications, and one other of these securities with a principal amount of $3.0 million was downgraded to "A2/AAA" with negative implications. All of our auction rate securities retained at least one "AAA" rating at December 31, 2007. Subsequent to December 31, 2007, the two securities rated "A3/AAA" and the one security rated "A2/AAA" were further downgraded to "A3/CCC" and "A2/CC", respectively, with negative implications. One of our other auction rate securities with a rating of "Aaa/AAA" and a principal amount of $2.8 million has been placed on credit watch. Our remaining auction rate securities have retained their initial credit ratings of "Aaa/AAA".

        The estimated fair value of our auction rate securities at December 31, 2007 was $18.0 million, which reflected an $8.8 million write-down to the cost basis of $26.8 million. Although these securities continue to pay interest according to their stated terms, based on our analysis of other-than-temporary impairment factors, we have recorded an impairment charge of $6.0 million at December 31, 2007, reflecting the portion of our auction rate securities that we have concluded has an other-than-temporary decline in estimated fair value. That charge does not have a material impact on our liquidity. In addition, we recorded an unrealized loss of $2.8 million in other comprehensive income, reflecting adjustments to our auction rate securities that we have concluded have a temporary decline in estimated fair value.

        Due to the lack observable market quotes for these securities, we utilized valuation models in order to estimate the fair value of our auction rate securities at December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of our auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact our valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

        The credit and capital markets have continued to deteriorate in 2008. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional ratings downgrades on our auction rate securities, we may incur additional impairments to these securities, which could have a material impact on our results of operations, financial condition and cash flows. We have discontinued additional investments in auction rate securities.

Debt Capacity

        We currently do not have any outstanding borrowings under our $250 million credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At December 31, 2007, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit Ratings

        Our current corporate credit ratings from Standard & Poor's ("S&P") are as follows:

Rating
Overall	BB
Credit facility	BBB-
Outlook	Stable

        In December 2007, S&P lowered its corporate rating on our company from "BB+" to "BB", citing a weakening business profile. At the same time, S&P affirmed the "BBB-" senior secured debt rating on our credit facility.

        In October 2007, Moody's Investors Service ("Moody's") withdrew its previous corporate family rating and probability of default rating on our company citing Moody's business reasons since, following the redemption of our Notes, we have no rated debt outstanding.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations at December 31, 2007:

	Payments Due by Period
	Total	2008	2009 and 2010	2011 and 2012	Thereafter
	($ in 000s)
Operating lease obligations	29,687	6,022	8,649	7,149	7,867
Purchase obligations(1)	88,865	46,472	27,137	14,014	1,242

Total contractual obligations	$118,552	$52,494	$35,786	$21,163	$9,109

(1)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and include obligations for minimum inventory and capital expenditures, and outsourced information technology, product promotion, and clinical research services.

        The above table does not reflect any milestone payments in connection with research and development arrangements with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. These arrangements generally permit us to unilaterally terminate development of the products, which would allow us to avoid making the contingent payments. From a business perspective, however, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. In connection with research and development agreements for BVF-068, BVF-203 and BVF-324, we may be required to make potential milestone payments of up to $16.5 million in the aggregate, as well as royalty payments based on a percentage of future sales of the products in the event regulatory approval is obtained.

        The above table also does not reflect any amounts related to additional payments that Sciele may be entitled to if certain tiered revenue targets are met each calendar year, due to the contingent nature of those payments.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. Other than the settlement of the lost profits claim by Kos, we did not pay or accrue any material amounts under these provisions in 2007.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At March 12, 2008, we had 161,023,729 issued and outstanding common shares, as well as 4,761,655 stock options and 125,000 restricted share units ("RSUs") outstanding.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We have used derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

        Our results of operations have not been materially impacted by inflation or seasonality.

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars or euros. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our non-U.S. dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our non-U.S. dollar-denominated revenue. At December 31, 2007, the effect of a hypothetical 10% immediate and adverse change in foreign currency exchange rates (relative to the U.S. dollar) on our foreign currency-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. Currently, we do not utilize forward contracts to hedge against foreign currency risk.

        The redemption of our Notes resulted in a Canadian dollar foreign exchange gain for Canadian income tax purposes of approximately $173.5 million (as converted to U.S. dollars at the December 31, 2007 rate of exchange). One-half of this foreign exchange gain is included in our Canadian taxable income for 2007, which resulted in a corresponding reduction in our available Canadian operating losses, Scientific Research and Experimental Development ("SR&ED") pool and/or investment tax credit ("ITC") carryforward balances (with an offsetting reduction to the valuation allowance provided against those balances). However, the redemption of our Notes did not result in a foreign exchange gain being recognized in our consolidated financial statements, as these statements are prepared in U.S. dollars.

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and reset of the interest rates, interest on these securities is being calculated and paid based on prescribed spreads to LIBOR. As we are guaranteed a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

Investment Risk

        We are exposed to investment risks primarily on our cost-method and available-for-sale equity investments. The fair values of these investments are subject to significant fluctuations due to stock market volatility; changes in general economic conditions; and/or changes in the financial condition of each investee. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. At December 31, 2007, a hypothetical 10% immediate and adverse change in the quoted market prices of our available-for-sale equity investments would not have a material impact on the fair value of those investments.

        We are also exposed to investment risks on our auction rate securities due to the current market liquidity issues (as described above under "Liquidity and Capital Resources — Auction Rate Securities").

RELATED PARTY TRANSACTIONS

        In 2006, we contracted with Global IQ, a clinical research organization, for a long-term safety study on BVF-146 (which was subsequently terminated). Prior to April 2007, during which time Dr. Silverstone, our Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, we were invoiced $1.2 million in 2006 and $581,000 in 2007 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone has indicated to us that he disposed of his interest in Global IQ in April 2007.

        In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

        In 2006, Mr. Melnyk reimbursed us $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by our Board of Directors that the investment opportunity was not, and would not in future be, of interest to us.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgments due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain product manufacturing and supply agreements, we rely on estimates for future returns, rebates and chargebacks made by our strategic partners. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  Revenue recognition;

  •
  Useful lives and impairment of intangible assets;

  •
  Contingencies;

  •
  Income taxes; and

  •
  Stock-based compensation.

Revenue Recognition

        We recognize product sales revenue when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks, as well as distribution fees paid to certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue.

        Our supply prices to our strategic partners in the U.S. for Wellbutrin XL ®, Ultram® ER, Cardizem® LA, Tiazac® and Generic products are determined after taking into consideration estimates for future returns, rebates and chargebacks provided to us by each partner. We make adjustments as needed to state those estimates on a basis consistent with our revenue recognition policy and our methodology for estimating returns, rebates and chargebacks related to our own direct product sales. Revenue from sales of these products accounted for approximately 55% of our total gross product sales in 2007, compared with 70% and 55% in 2006 and 2005, respectively.

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

Continuity of Product Sales Provisions

        The following table presents the activity and ending balances for our product sales provisions for each of the last three years.

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Distribution Fees	Total
	($ in 000s)
Balance at January 1, 2005	$789	$889	$30,421	$10,201	$1,319	$43,619
Current year provision	6,844	2,549	23,007	24,232	6,276	62,908
Prior year provision	—	—	11,715	(1,766)	—	9,949
Payments or credits	(7,266)	(2,605)	(41,938)	(24,035)	(2,710)	(78,554)

Balance at December 31, 2005	367	833	23,205	8,632	4,885	37,922

Current year provision	5,365	1,427	23,176	16,251	7,411	53,630
Prior year provision	—	—	(3,838)	442	(1,292)	(4,688)
Payments or credits	(5,423)	(1,919)	(17,422)	(18,583)	(8,654)	(52,001)

Balance at December 31, 2006	309	341	25,121	6,742	2,350	34,863

Current year provision	6,304	1,110	13,868	18,969	12,583	52,834
Prior year provision	—	—	(563)	(1,500)	—	(2,063)
Payments or credits	(5,871)	(1,152)	(19,064)	(16,248)	(10,607)	(52,942)

Balance at December 31, 2007	$742	$299	$19,362	$7,963	$4,326	$32,692

Use of Information from External Sources

        We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health, an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. We obtain inventory data directly from our three major U.S. wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), which together accounted for approximately 70% of our direct product sales in the U.S. over the past three years. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell. Third-party data with respect to prescription demand and inventory levels are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates, and reflect other limitations.

        The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2007 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). Our distribution agreements with Cardinal, McKesson and ABC limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. The inventory data from those wholesalers is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from those wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, those wholesalers owned overall 1.5 months of supply of our products at December 31, 2007, of which only $135,000 had less than 12 months remaining shelf life. Therefore, we believe the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

		At December 31, 2007			At December 31, 2006
	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
	($ in 000s)
Zovirax®	36-48	$15,863	1.5	$93	$4,465	0.5	$88
Cardizem®	36-48	8,437	1.6	12	2,404	0.5	43
Ativan®	24	2,425	1.0	9	1,189	0.6	9
Vasotec® and Vaseretic®	24	1,705	1.2	17	885	0.7	39
Isordil®	36-60	376	2.4	4	255	1.3	1

Total	24-60	$28,806	1.5	$135	$9,198	0.6	$180

Cash Discounts and Allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. Provisions for allowances are recorded in accrued liabilities. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices, and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience, and the fact that we generally settle these amounts within one month of incurring the liability.

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

        The provisions for returns related to sales made in the current year were between 1.5% and 2.5% of gross product sales in each of the last three years. The decline in the returns provision in 2007, compared with 2006, was due mainly to the inclusion of the $7.8 million recall provision for Ultram® ER in 2006. The decline in the returns provision in 2006 (excluding the Ultram® ER recall provision), compared with 2005, reflected the transition to distribution agreements with Cardinal, McKesson and ABC, which limited the amount of inventory each could own, thereby reducing the risk of product expiration and overstocking.

        Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be an indication that future product returns could be higher than originally anticipated, and, as a result, we may need to adjust our estimate for returns. Some of the factors that may suggest that an increase in inventory levels will be temporary include:

  •
  Recently implemented or announced price increases for our products;

  •
  New product launches or expanded indications for our existing products; and

  •
  The timing of purchases around holiday shutdowns.

        Conversely, factors that may suggest that an increase in inventory levels will be other-than-temporary include:

  •
  Declining sales trends based on prescription demand;

  •
  Introduction of new product or generic competition;

  •
  Increasing price competition from generic competitors;

  •
  Recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life; and

  •
  Recent changes to the National Drug Codes ("NDC") of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

        We made adjustments to reduce our provision for returns by $563,000 and $3.8 million in 2007 and 2006, respectively, and to increase our provision for returns by $11.7 million in 2005. These adjustments generally related to sales made in preceding years, as the shelf lives of our products are in excess of one year, and customers are not permitted to return product with more than six months of shelf life remaining. The adjustment in 2006 was primarily related to lower-than-anticipated returns of Tiazac® product following its genericization in Canada in January 2006. The adjustment in 2005 was primarily due to our entry into distribution agreements with Cardinal, McKesson and ABC. As a result, we received higher than anticipated returns from these wholesalers, as they reduced their inventories of our products in order to restock their inventories with product with full shelf life, and to minimize inventories of those products that had lower prescription demand. The adjustment in 2005 also included slow-moving 90-tablet bottles of Cardizem® LA, due to lower than anticipated end-customer demand for this particular packaging size.

Rebates and Chargebacks

        We are subject to rebates on sales made under governmental and managed-care pricing programs. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of that provision for several periods.

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

        The provisions for rebates and chargebacks related to sales made in the current year were between 1.5% and 2.5% of gross product sales in each of the last three years. Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by a one-month supply, our provision for rebates and chargebacks would increase or decrease by approximately $1 million.

        We do not process or track actual rebate payments or credits by period in which the original sale was made, as the necessary lot information is not required to be provided to us by the private or public benefit providers. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale. The adjustments made to the provision for rebates and chargebacks have not been significant in the past three years, and generally resulted from other-than-expected Medicaid utilization of our products.

Intangible Assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging from seven to 20 years. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors, such as legal, regulatory, or contractual provisions that may limit the useful life, and the effects of obsolescence, anticipated demand, existence or absence of competition, and other economic factors on useful life.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as:

  •
  An adverse change in legal factors or in the business climate that could affect the value of an asset. For example, a successful challenge of our patent rights resulting in earlier than expected generic competition;

  •
  An adverse change in the extent or manner in which an asset is used or is expected to be used. For example, a decision not to pursue a product line-extension strategy to enhance existing products due to changes in market conditions and/or technological advances; or

  •
  Current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. For example, the introduction of a competing product that results in a significant loss of market share.

        Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an "income approach" is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In cases of an impairment review, we will also re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate.

Contingencies

        In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings; contractual indemnities; product and environmental liabilities; and tax matters. We are required to accrue for such loss contingencies if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies and consultation with internal and external legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial position and cash flows. For a discussion of our current legal proceedings, see note 23 to the audited consolidated financial statements for the fiscal year ended December 31, 2007.

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

Income Taxes

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in a foreign country, which has low domestic tax rates. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign tax authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of the income of our company and/or any of our subsidiaries to a rate possibly exceeding the statutory tax rate of Canada or the U.S.

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, results of operations and financial position for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, SR&ED pool, ITC carryforward balances, provisions for legal settlements, and future tax depreciation. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

Stock-Based Compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the option. The risk-free interest rate is based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option. Dividend yield is based on the option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model, such as the lattice model, could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations.

        Commencing in 2008, we expect stock-based compensation related to employee stock options to decline significantly, due to our decision to award RSUs, rather than stock options, to most employees under our 2007 Equity Compensation Plan. We will determine the fair value of each RSU granted based on the trading price of our common shares on the date of grant, unless the vesting of the RSU is conditional on the attainment of any applicable performance goals specified by our Board of Directors, in which case we will use a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards

        On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31.4 million from current income taxes payable to non-current income taxes payable, a $2.2 million decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2.2 million. Upon the adoption of FIN 48, we classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. The adoption of FIN 48 is more fully described in note 20 to the audited consolidated financial statements for the fiscal year ended December 31, 2007.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2007

        In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157, as issued, was effective beginning January 1, 2008. In February 2008, however, the FASB agreed to a one-year deferral of the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. We do not expect the adoption of SFAS 157 for financial assets and financial liabilities will have a material effect on our consolidated financial statements, or result in any significant changes to our valuation methodologies or key considerations used in valuations. We are currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), providing companies with an option to report many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, we are required to adopt SFAS 159 beginning January 1, 2008. We do not expect to elect the fair value option for any financial assets and financial liabilities that are not currently recorded at fair value.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to adopt these standards beginning January 1, 2009. We are currently evaluating the effect that the adoption of SFAS 141R and SFAS 160 will have on our consolidated financial statements.

UNRESOLVED SEC STAFF COMMENTS

        The staff of the SEC has advised us that they have reviewed the 2006 Form 20-F/A. Based on their review of that document, the staff provided comments regarding certain accounting disclosures and methods. On July 16, 2007, we provided our responses to the staff's comments. On August 15, 2007, we provided further clarification to the staff with respect to additional comments that were raised by the staff based on their review of our July 16, 2007 responses. Since August 15, 2007, we have not had any further communication with the staff in relation to this matter. However, based on our communications to date, we have incorporated certain amended disclosures into this MD&A, and our 2007 Form 20-F. The eventual outcome of this matter may result in modifications to the 2006 Form 20-F/A, and/or the incorporation of additional disclosure items into future documents filed with the SEC.

OSC CONTINUOUS DISCLOSURE REVIEW

        On February 5, 2008, we were advised that the OSC's Corporate Finance Branch had recently selected our company for a full review of its continuous disclosure record. On the basis of this review, the OSC staff has raised questions regarding certain accounting disclosures and methods. We are currently in the process of preparing our response to the OSC staff. The eventual outcome of this matter may result in modifications to past filings with the CSA, and/or the incorporation of additional disclosure items into future documents filed with the CSA.

MANAGEMENT'S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized, and reported in a timely manner. Based on our evaluation, our management, including the CEO and Chief Financial Officer ("CFO"), has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2007 are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our company to disclose material information otherwise required to be set forth in our reports.

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

        Under the supervision and with the participation of management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2007.

Changes in Internal Control Over Financial Reporting

        There were no changes in our internal controls over financial reporting identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting, other than as described below.

        During the 2007 first quarter financial close process, an error was discovered in a spreadsheet used to (a) track quantities of Zovirax® products that we may purchase at reduced supply prices from GSK, and (b) calculate amortization expense on a related long-term asset that is being amortized to cost of goods sold. This error caused us to amend our annual report on Form 20-F for the fiscal year ended December 31, 2006, in order to restate our previously issued financial statements. In connection with that restatement, we evaluated the impact of the accounting error on our assessment of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, as at December 31, 2006. This re-evaluation was conducted in accordance with the provisions of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2.

        Based on the information and facts available during our evaluation, we concluded that the data-input errors occurring within the tracking of quantities of Zovirax® product, and the calculation of amortization of the related long-term asset, represented a material weakness. We also concluded that the failure of subsequent evaluation and analysis performed by local management to detect those errors on a timely basis also represented a material weakness.

        To address the material weaknesses identified, management implemented measures to remediate the control deficiency in the location where the foregoing error occurred. With respect to spreadsheets, these measures included strengthening internal controls around their development and usage, and the review and related analysis of those spreadsheets by local management. These measures were implemented in the second quarter of 2007.

        Management also examined the possibility of incorporating the automation of the spreadsheet-based data into our company's Enterprise Resource Planning ("ERP") application, but determined that the extraction of this information from the ERP application to be an inefficient and cost prohibitive process. Management therefore decided to continue the use of the existing spreadsheet in tracking the quantities of Zovirax® product purchased and the calculation of amortization expense on the related long-term asset. This spreadsheet has been tested to ensure no processing errors exist. Management also provided additional training with respect to the development and testing of spreadsheets to the finance and accounting groups throughout the Company.

        Management has assessed the effectiveness of the foregoing measures as of December 31, 2007, and has concluded that the material weaknesses identified have been effectively remediated.

CANADIAN GAAP SUPPLEMENTAL INFORMATION

        The following supplemental information is provided to summarize the material differences that would have resulted in the MD&A had it been based on consolidated financial statements prepared in accordance with Canadian GAAP. Material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation, together with a reconciliation of certain items, are explained in note 27 to the audited consolidated financial statements for the fiscal year ended December 31, 2007.

Results of Operations

	Years Ended December 31
	2007	2006	2005
	($ in 000s, except per share data)
Income from continuing operations — U.S. GAAP	$195,539	$215,474	$257,015
Income from continuing operations — Canadian GAAP	154,838	153,131	109,821
Net income — U.S. GAAP	195,539	211,626	246,440
Net income — Canadian GAAP	154,838	149,283	99,246
Basic and diluted earnings per share
Income from continuing operations — U.S. GAAP	$1.22	$1.35	$1.61
Income from continuing operations — Canadian GAAP	$0.96	$0.96	$0.69
Net income — U.S. GAAP	$1.22	$1.32	$1.54
Net income — Canadian GAAP	$0.96	$0.93	$0.62

        In 2007, 2006 and 2005, income from continuing operations and net income under Canadian GAAP would have been $40.7 million, $62.3 million and $147.2 million lower, respectively, than income from continuing operations and net income reported under U.S. GAAP.

        The principal reconciling difference that affects our results of operations under Canadian GAAP relates to the treatment of acquired research and development assets. Under Canadian GAAP, additional amortization expense of $40.1 million, $49.3 million and $98.1 million in 2007, 2006 and 2005, respectively, would have been recognized related to acquired research and development assets that were capitalized at the time of acquisition. In addition, under Canadian GAAP, we recorded impairment charges of $2.4 million, $9.5 million and $45.0 million in 2007, 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued. Under U.S. GAAP, those assets were written off at the time of acquisition.

Financial Condition

	At December 31
	2007	2006
	($ in 000s)
Long-lived assets — U.S. GAAP	$1,005,147	$1,072,699
Long-lived assets — Canadian GAAP	1,077,531	1,185,850
Shareholders' equity — U.S. GAAP	1,297,819	1,302,257
Shareholders' equity — Canadian GAAP	1,370,203	1,409,498

Long-Lived Assets

        At December 31, 2007 and 2006, long-lived assets under Canadian GAAP would have been higher by $72.4 million and $113.2 million, respectively, than long-lived assets reported under U.S. GAAP. The principal reconciling difference that affects long-lived assets under Canadian GAAP relates to the unamortized carrying value of capitalized acquired research and development assets. The carrying value of those assets under Canadian GAAP amounted to $69.8 million and $112.3 million at December 31, 2007 and 2006, respectively.

Shareholders' Equity

        At December 31, 2007 and 2006, shareholders' equity under Canadian GAAP would have been higher by $72.4 million and $107.2 million, respectively, than shareholders' equity reported under U.S. GAAP. The principal reconciling difference that affects shareholders' equity under Canadian GAAP relates to the aforementioned unamortized carrying value of capitalized acquired research and development assets.

        At December 31, 2006, an additional reconciling difference that affected shareholders' equity related to the valuation of available-for-sale investments. Prior to January 1, 2007, available-for-sale investments were reported at cost under Canadian GAAP. Effective January 1, 2007, we adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1506, "Accounting Changes", 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and remeasured those investments at fair value. Under U.S. GAAP, unrealized gains on available-for-sale investments prior to January 1, 2007, were recorded in the accumulated other comprehensive income component of shareholders' equity. At December 31, 2006, the cost of available-for-sale investments under Canadian GAAP would have been lower by $5.8 million than the estimated fair value of those investments reported under U.S. GAAP.

Cash flows

        There were no material differences between our cash flows as reported under U.S. GAAP and our cash flows that would have been reported under Canadian GAAP.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors

        The name, municipality of residence, age as of March 12, 2008 and position with us of each of the current directors are set forth below.

Name and Residence	Age	Position
Dr. Douglas J.P. Squires(1) Carversville, Pennsylvania, USA	59	Interim Chairman and Chief Executive Officer
William (Bill) Wells(1)(2)(3)(4) Briarcliff Manor, New York, USA	47	Lead Director
Wilfred G. Bristow(1)(5) Campbellville, Ontario, Canada	76	Director
Dr. Laurence E. Paul(1)(3)(5) Los Angeles, California, USA	43	Director
Lloyd M. Segal(1)(4)(6) Montreal, Quebec, Canada	43	Director
Jamie Sokalsky(1)(3) Toronto, Ontario, Canada	50	Director
Michael R. Van Every(1)(5)(7) Nobleton, Ontario, Canada	66	Director

(1)
Directors hold office until the end of the next annual meeting of shareholders or until their successors are elected or appointed.

(2)
Chairperson of the Compensation, Nominating and Corporate Governance Committee.

(3)
Member of the Audit Committee.

(4)
Member of the Risk and Compliance Committee.

(5)
Member of the Compensation, Nominating and Corporate Governance Committee.

(6)
Appointed to the Board of Directors on December 7, 2007.

(7)
Chairperson of the Audit Committee.

        Dr. Squires is the Interim Chairman and Chief Executive Officer of Biovail Corporation. Dr. Squires became Interim Chairman effective June 30, 2007. Dr. Squires has served on our Board of Directors since June 29, 2005. Before joining us in November 2004, Dr. Squires spent six years at MDS Inc. ("MDS"), a publicly traded company listed on the NYSE and the Toronto Stock Exchange ("TSX"), the last three as President and Chief Executive Officer of MDS Pharma Services, a business unit of MDS, which provides drug-discovery and development services to pharmaceutical and biotechnology companies. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia & Upjohn Inc., where he held multiple senior positions in Canada, the U.S. and the Pacific Rim. He received his B.Sc. from the University of Toronto and his Ph.D. in biophysics from the University of London, Institute of Cancer Research.

        Mr. Wells was elected to the Board of Directors in June 2005. Mr. Wells became the Lead Director effective June 30, 2007. Mr. Wells is currently the Chief Financial Officer of Loblaw Companies Limited ("Loblaw"), a publicly traded company listed on the TSX, Canada's largest food distributor and a leading provider of general merchandise products, drugstore products, and financial products and services. In addition to his current position at Loblaw, Mr. Wells also serves as a director or officer of a number of subsidiaries of Loblaw. Prior to his current position at Loblaw, Mr. Wells served as Chief Financial Officer of Bunge Limited ("Bunge"), a U.S.-headquartered company, whose shares are listed on the NYSE, in the global agribusiness, fertilizer and food product industries, and has served as a director or officer of a number of other subsidiaries and joint ventures of Bunge since January 2000. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its SOX compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation, a publicly traded company listed on the NYSE and the Chicago Stock Exchange, in the U.S. and Brazil. Mr. Wells is currently a member of the Standard & Poor's Corporate Issuer Advisory Board, a Trustee and a member of the audit committee of The Lakefield College School Foundation, and a member of the investment committee of the Uruguay International Venture Capital Fund.

        Mr. Bristow has been a Director of Biovail Corporation since the amalgamation of our predecessors, Trimel Corporation and BCI, in 1994. From January 1993 to February 1994, he was a director of BCI. Mr. Bristow is a financial advisor at Raymond James Ltd. ("Raymond James"), a Canadian investment banking firm, where he has provided independent financial services since January 28, 2008. Prior to his current position at Raymond James, Mr. Bristow was a Vice President and senior investment advisor at BMO Nesbitt Burns Inc., a Canadian investment banking firm, from December 1991 until his retirement on June 30, 2006. From September 1975 to December 1991, he served as Vice President and director of Richardson Greenshields of Canada Limited, an investment banking firm.

        Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Partners, LLC ("Laurel Crown"), a leveraged buyout and principal investment company based in Los Angeles, CA. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), a New York-based securities and brokerage firm, and then at Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's efforts in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul sits on the boards of Ampco-Pittsburgh Corporation, a public company listed on the NYSE and the Philadelphia Stock Exchange, Harvard Medical School and the American Red Cross, of which Dr. Paul also serves as a member of the compensation committee. In addition, he serves as a board member for some of Laurel Crown's portfolio companies, including Global Fitness, the largest franchisee of Gold's Gym, and P&P Realty, a real estate development company.

        Mr. Segal was appointed to the Board of Directors in December 2007. Mr. Segal is the Chief Executive Officer and a director of Thallion Pharmaceuticals Inc. ("Thallion"), a public company listed on the TSX. Mr. Segal served as President and Chief Executive Officer of Caprion Pharmaceuticals Inc. from 1998 until its merger with Ecopia BioSciences Inc. to form Thallion in 2007. Mr. Segal was previously a management consultant with McKinsey & Company and President and Chief Executive Officer of Advanced Bioconcept Ltd., which was sold to NEN Life Sciences Products, Inc. (now PerkinElmer, Inc.) in 1998. Mr. Segal currently serves on the board of GBC North American Growth Fund Inc. and on the Advisory Council of the School of Science at Brandeis University. Mr. Segal has previously served on boards of both public and private companies in the U.S. and Canada. Mr. Segal earned a B.A. in politics from Brandeis University and an M.B.A. from Harvard Business School.

        Mr. Sokalsky was elected to the Board of Directors in June 2005. He assumed the responsibilities of Executive Vice President and Chief Financial Officer of Barrick Gold Corporation ("Barrick"), a publicly traded company listed on the TSX and NYSE, a gold mining and exploration company, in May 2004. Previously, Mr. Sokalsky had been the Senior Vice President and Chief Financial Officer of Barrick since March 1999 and Vice President and Treasurer, directing the financial operations of Barrick, since December 1993. Prior to joining Barrick, Mr. Sokalsky spent 10 years in various financial capacities at George Weston Ltd., a TSX-listed company. Mr. Sokalsky has a B.Comm. (Hons.) degree from Lakehead University and received his chartered accountant designation in 1982.

        Mr. Van Every was elected to the Board of Directors in June 2004. Mr. Van Every is a chartered accountant and was, until 2004, a partner in the professional services firm of PricewaterhouseCoopers LLP. He has practiced public accounting since 1966. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies. He is also a member of the boards of Kelman Technologies Inc. (a TSX-listed company), Woods Canada Limited (which was formed as a result of the merger in 2007 of Woods Canada Limited and Erewhon Brands International Limited, two companies of which Mr. Van Every was a member of the board prior to this merger) and The Jockey Club of Canada. Mr. Van Every has completed the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors, and has received his ICD.D, the professional designation for directors in Canada. Mr. Van Every is Chairperson of our Audit Committee.

        Mr. Sheldon Plener, who was elected to the Board of Directors in June 2002, resigned from the Board of Directors effective February 25, 2008.

Senior Management

        The name, municipality of residence and age as of March 12, 2008 and position with us of each of the members of senior management are set forth below.

Name and Residence	Age	Position
Biovail Corporation
Dr. Douglas J.P. Squires Carversville, Pennsylvania, USA	59	Interim Chairman and Chief Executive Officer
Kenneth G. Howling Toronto, Ontario, Canada	50	Senior Vice-President and Chief Financial Officer
Gilbert Godin Newton Square, Pennsylvania, USA	49	Executive Vice-President and Chief Operating Officer
Mark Durham Madison, New Jersey, USA	48	Senior Vice-President, Corporate Human Resources and Information Technology
Gregory Gubitz Caledon, Ontario, Canada	50	Senior Vice-President, Corporate Development
Wendy A. Kelley Toronto, Ontario, Canada	44	Senior Vice-President, General Counsel and Corporate Secretary
Dr. Peter Silverstone(1) Edmonton, Alberta, Canada	48	Senior Vice-President, Medical and Scientific Affairs
Biovail Pharmaceuticals, Inc.
Christine C. Mayer Belle Mead, New Jersey, USA	49	Senior Vice-President, Business Development Services, Biovail Pharmaceuticals, Inc.
Biovail Laboratories International SRL
Michel Chouinard St. Michael, Barbados	51	Chief Operating Officer, Biovail Laboratories International SRL

(1)
Dr. Silverstone has tendered his resignation as Senior Vice-President, Medical and Scientific Affairs of Biovail Corporation, which will be effective April 4, 2008.

        Dr. Squires is the Interim Chairman and Chief Executive Officer of Biovail Corporation. Dr. Squires is responsible for the operational and general management of our Company, and has accountability for all aspects of our business, including marketing, sales, research and development, and manufacturing. Before joining us in November 2004, Dr. Squires spent six years at MDS, including his last three as President and Chief Executive Officer of MDS Pharma Services, a business unit of MDS, the company's contract research organization that provides drug-discovery and development services to pharmaceutical and biotechnology companies. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia & Upjohn Inc., where he held multiple senior positions in Canada, the U.S. and the Pacific Rim. A native of Ontario, Dr. Squires has lived and worked in the U.S. since 1990. He received his B.Sc. from the University of Toronto and his Ph.D. in biophysics from the University of London, Institute of Cancer Research.

        Mr. Howling is Senior Vice-President and Chief Financial Officer of Biovail Corporation. Mr. Howling has responsibility for finance, including consolidated financial planning and reporting, and financial operations. His responsibilities also include the development of strategies and programs to proactively position our Company and business to disparate groups of external stakeholders, including the investment community, media, governments, the medical community and the general public. Mr. Howling, who joined us in 1997, was previously Senior Vice-President, Finance and Corporate Affairs. Before coming to our Company, he was Vice-President and Chief Financial Officer at Pharma Patch Plc. Previously, Mr. Howling occupied senior financial management positions at Roberts Company Canada Limited, including General Manager, Corporate Secretary and Controller. His previous experience includes financial and general management positions with SmithKline Beecham plc, a publicly traded company listed on the NYSE and London Stock Exchange, Bencard Allergy Laboratories, McGraw-Edison and Price Waterhouse. Mr. Howling passed the New Jersey Certified Public Accountant exams and received his accounting degree from Upsala College, New Jersey.

        Mr. Godin is Executive Vice-President and Chief Operating Officer of Biovail Corporation. Mr. Godin is responsible for our commercial, scientific and product-development capabilities, as well as our manufacturing, contract-development and business development services. Mr. Godin joined us in April 2006 from MDS Pharma Services, a contract research organization that provides drug-discovery and development services to pharmaceutical and biotechnology companies, where he held a series of progressively responsible executive positions in Canada and the U.S., including from October 2004 to April 2006, when he served as President of MDS Pharma Services, a business unit of MDS. Before joining MDS Pharma Services in 1999, Mr. Godin spent eight years with Schering-Plough Corporation, a publicly traded company listed on the NYSE, where he held the technical leadership position in Canada and a business-unit management role in France. He has also held several positions with business and operational accountabilities during his seven-year tenure at L'Oreal Canada Inc. Mr. Godin has a M.B.A. from Concordia University in Montreal. He also holds an engineering degree from Sherbrooke University in Quebec.

        Mr. Durham is Senior Vice President, Corporate Human Resources and Information Technology of Biovail Corporation, and joined us as Vice-President, Corporate Human Resources in February 2003. Mr. Durham came to us from Pharmacia Corporation, where he served as Vice-President for Human Resources for Global Marketing and North American country operations from 2000 to 2003. Prior to that time he spent 15 years with Pharmacia & Upjohn Inc. and held senior human resource positions in the U.S., Asia and Canada. In addition to human resources, Mr. Durham has held positions in manufacturing and sales operations. Mr. Durham is a graduate of Carleton University in Ottawa, where he received his B.A. Hons. in political science and economics.

        Mr. Gubitz is Senior Vice-President, Corporate Development of Biovail Corporation. Mr. Gubitz investigates growth opportunities and other initiatives that will enable our company to maximize the value of current and future investments. He also assists our company in our strategic-planning process. Mr. Gubitz joined us in March 2006 from MDS Capital Corp. ("MDS Capital"), a North American venture-capital company focused exclusively on life sciences, where he was Chief Operating Officer. He spent 10 years with MDS Capital in various senior roles, with accountability for all operational matters, institutional fundraising, investor relations, finance and legal affairs. Mr. Gubitz also became Chairman of MDS Capital's Investment Committee in 2004. Before joining MDS Capital in 1996, Mr. Gubitz was a partner practicing corporate and securities law at Fasken Martineau Du Moulin LLP. He was called to the Bar in the province of Ontario in 1984. Mr. Gubitz holds an LL.B. and a B.A. from McGill University in Montreal.

        Ms. Kelley is Senior Vice-President, General Counsel and Corporate Secretary of Biovail Corporation. She is responsible for our legal operations, including corporate governance, securities compliance, mergers and acquisitions, intellectual property, litigation, patent law, legal policies and legal support for our business units. She also serves as Corporate Secretary to the Board of Directors. Prior to joining us in August 2006, Ms. Kelley was Vice-President, Associate General Counsel and Principal Reputation Risk Officer for BMO Financial Group. Her responsibilities included enterprise-wide responsibility for corporate governance, legal and reputation risk management, regulatory relationship management, and management of all securities litigation and regulatory enforcement issues. Previously, she was Managing Director and Associate General Counsel for BMO Nesbitt Burns Inc., a Canadian wealth-management firm and the North American investment and corporate banking division of BMO Financial Group, a publicly traded company listed on the TSX and NYSE, where she oversaw all litigation, securities policy development and regulatory enforcement, including management of several large international securities class actions and an analyst fraud case. Prior to her roles at BMO Nesbitt Burns Inc., she was a lawyer at Torys LLP, an international law firm. Ms. Kelley received her LL.B.

from Queen's University in Kingston, Ontario, Canada. Ms. Kelley is called to the Bars in the provinces of Ontario and Saskatchewan.

        Dr. Silverstone is Senior Vice-President, Medical and Scientific Affairs of Biovail Corporation. Dr. Silverstone has resigned from this position, effective April 4, 2008. Dr. Silverstone is responsible for the activities associated with the Clinical Development and Regulatory Affairs organizations. More specifically, he focuses on the rapid clinical development and the effective registration of our pipeline products. Dr. Silverstone joined us in May 2006 from Global IQ Inc., a clinical research organization that he co-founded in 1999. He also served as Chief Medical Officer of Global IQ Inc. Dr. Silverstone has written and delivered more than 150 peer-reviewed publications and presentations. He has held leadership positions in the clinical research industry for over 10 years and has participated as an active clinical investigator in more than 40 studies. Dr. Silverstone trained in medicine at the University of London, where he graduated in 1982. In 1989, he was awarded a Doctoral Fellowship there, and spent three years as a Research Fellow at the University of Oxford. He joined the University of Alberta in 1992 and is a Professor in the Departments of Psychiatry and Neuroscience.

        Ms. Mayer is Senior Vice-President, Business Development Services at BPI. Ms. Mayer is responsible for leading the Business Development Services Team, which provides services in respect of identifying and analyzing new opportunities for us. Ms. Mayer joined us in May 2005 and was promoted to her current position effective January 1, 2007. Ms. Mayer has over 20 years of broad business experience in the pharmaceutical industry across many disciplines and therapeutic areas. Before joining us, she was Vice President of Global Business Development at sanofi-aventis (formerly Aventis), a publicly traded company listed on the NYSE, where she spent five years. Prior to that, she worked for 13 years at Johnson & Johnson, a publicly traded company listed on the NYSE, in the pharmaceutical sector, holding positions in various disciplines, including business development, marketing, sales and finance. Ms. Mayer also has four years of previous experience in large public accounting firms. Ms. Mayer holds an M.B.A. from Rutgers University in New Jersey and a B.A. from Glassboro College (now Rowan University) in New Jersey.

        Mr. Chouinard is Chief Operating Officer of BLS in Barbados, and a member of its Board of Managers. He is responsible for the management, direction and control of all aspects of BLS' business. Mr. Chouinard came to us in March 2000 from BioChem Pharma Inc., where he was Vice President of Global Commercialisation for vaccines for approximately three years. Prior to that he spent 18 years with American Cyanamid Company (Lederle), GlaxoSmithKline Inc. and Abbott, and held senior commercial and operations positions in the U.S. and Canada. Since joining our company, Mr. Chouinard has held the positions of Vice President and General Manager of BPC and Vice President, Manufacturing Planning and Strategy of Biovail Corporation, before joining BLS in February 2006. Mr. Chouinard holds a B.A. in economics from McGill University in Montreal.

        Effective February 25, 2008, Mr. Eugene Melnyk resigned as an officer and director of both BLS and Biovail Holdings International SRL. Prior to his resignation, Mr. Melnyk had served as President of BLS. Mr. Melnyk retired as Chairman of the Board of Directors of Biovail Corporation effective June 30, 2007. Mr. Melnyk served as Executive Chairman of the Board of Directors of Biovail Corporation from November 2004 to June 2006. From December 2001 to October 2004, Mr. Melnyk was Chairman and Chief Executive Officer of Biovail Corporation. Mr. Melnyk is no longer employed by or a director of Biovail Corporation or any of its subsidiaries.

B.    Compensation

Compensation of Directors

        The Compensation, Nominating and Corporate Governance Committee is responsible for reviewing and recommending to the Board of Directors the compensation for our directors. The current director compensation regime is intended to achieve a number of objectives, including (i) to attract and retain highly qualified individuals to serve as directors; (ii) to recognize and fairly compensate for the substantial workload, time commitment, responsibilities and risks involved in serving as a director and committee member of a public company; and (iii) to promote a greater alignment between the long-term economic interests of directors and shareholders.

Elements of Director Compensation

        Directors' compensation is paid only to non-management directors. For fiscal 2007, compensation to non-management directors was composed of (i) annual board fees, (ii) annual retainers for committee chairpersons and members, and (iii) meeting fees.

Annual Board Fees

        Each non-management director is paid an annual board retainer of $50,000 (the "Base Retainer"), which amount is paid immediately following his or her election, re-election or appointment, as the case may be. As described below, directors may elect to receive up to 100% of the Base Retainer in the form of deferred share units ("DSUs"). In addition to their Base Retainer, non-management directors also receive an annual allocation of DSUs with a value of $110,000 at the time of grant, as further described below.

Annual Committee Retainers

        Non-management directors are also entitled to annual retainers for serving on the committees of the Board of Directors, whether as Chairperson or as a member of such committees. In fiscal 2007, the Chairperson of the Audit Committee was paid a retainer of $20,000, the Chairperson of the Compensation, Nominating and Corporate Governance Committee was paid a retainer of $10,000 and the Chairperson of the Risk and Compliance Committee was paid a retainer of $5,000. In fiscal 2007, each member of the Audit Committee (other than the Chairperson) was paid a retainer of $10,000, and each member of the other standing committees of the Board of Directors (other than the Chairpersons of such committees) was paid a retainer of $5,000 per committee. Committee retainers are paid upon the director's appointment as Chairperson or member of the committee, as the case may be. Under the DSU Plans (as defined below), the Chairpersons and other members of these committees may elect to receive all or part of their committee retainers in the form of DSUs.

Meeting Fees

        Non-management directors are also paid a fee for their attendance at each meeting of the Board of Directors or standing committee. In fiscal 2007, the non-management directors received $1,500 for each meeting of the Board of Directors they attended, and $1,500 for each committee meeting they attended. Payment of each meeting fee was made following the applicable meeting. Prior to November 7, 2007, when a committee meeting was held on the same day as a Board meeting, non-management directors received only $750 for attending each such committee meeting (the full $1,500 fee was paid for attendance at the Board meeting). Effective November 7, 2007, non-management directors receive a fee of $1,500 for each Board or committee meeting, regardless of whether such meeting is held on the same day as another meeting.

Other Compensation

        We also pay travel fees in connection with Board and committee meetings. Directors who require air travel and an overnight stay in connection with a Board or committee meeting are provided an additional $2,000 for each such meeting attended in compensation for travel time.

Equity-based Compensation for Directors

Options (historical)

        Prior to 2005, non-management directors were compensated, in part, with options. As a result, certain of our current non-management directors still hold options, as follows: Wilfred Bristow — 30,000 options; Dr. Laurence Paul — 20,000 options; and Michael Van Every — 10,000 options, in each case, all such options are exercisable.

Deferred Share Units

        On May 4, 2005, the Board of Directors adopted Deferred Share Unit Plans (the "DSU Plans") for our non-management directors. A DSU entitles a director, upon ceasing to be director, to receive an amount having the same value as one Common Share. DSUs also have the effect of enhancing our ability to attract and retain highly qualified individuals to serve as directors. Some of the key features of the DSU Plans are described below:

  •
  Directors are granted $110,000 in DSUs annually, which is a significant portion of their annual compensation, and also may elect to receive up to 100% of their Base Retainer and annual committee retainers, as applicable, in the form of DSUs;

  •
  The number of DSUs granted to a director is calculated by dividing the annual DSU allocation by the volume weighted average trading price of the Common Shares on the TSX or the NYSE, generally based on where the majority of the trading volume and value occurs, for the five trading days immediately preceding the date of grant (for directors subject to U.S. taxation, the calculation is based on the greater of the five-day or one-day volume weighted trading price);

  •
  When cash dividends are paid on our Common Shares, each director's DSU account is credited with an additional number of DSUs, calculated by dividing the aggregate cash dividend to which a director would have been entitled if each DSU held were a Common Share, by the closing price of the Common Shares on the TSX or the NYSE, based on where the majority of the trading volume and value occurs, on the dividend payment date; and

  •
  The value of DSUs is redeemable at the director's option following the event by which the director ceased to be a director of our Company. DSUs are settled with the director (or if the director has died, with his or her estate, as the case may be) in the form of one or two lump sum cash payments, less any amounts to be withheld by applicable law.

Summary of Compensation Paid to Directors in Fiscal 2007

        The following table summarizes the total compensation paid to directors who served during the year ended December 31, 2007.

DIRECTORS' COMPENSATION FOR FISCAL 2007

Name	Base Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Travel Fees ($)	All Other Compensation ($)		Annual DSU Allocation ($)	Total Fees ($)	Portion of Base Retainer and Annual Committee Retainers taken in DSUs (%)
Wilfred G. Bristow	50,000	—	5,000	21,750	12,750	—	—		110,000	199,500	100%
Eugene N. Melnyk(1)	—	—	—	—	—	—	—		—	—	N/A
Dr. Laurence E. Paul	50,000	—	15,000	21,750	24,000	12,000	—		110,000	232,750	Nil
Sheldon Plener(2)	50,000	5,000	—	24,000	5,250	—	—		110,000	194,250	Nil
Lloyd M. Segal(3)	27,000	—	2,700	3,000	—	—	—		59,400	92,100	Nil
Jamie C. Sokalsky	50,000	—	10,000	17,250	12,000	—	—		110,000	199,250	Nil
Dr. Douglas J.P. Squires(4)	—	—	—	—	—	—	—		—	—	N/A
Michael R. Van Every	50,000	20,000	5,000	23,250	27,000	8,000	36,000	(5)	110,000	279,250	Nil
William M. Wells	50,000	10,000	15,000	23,250	25,500	2,000	24,000	(5)	110,000	259,750	100%

(1)
Mr. Melnyk retired as a director of Biovail Corporation effective June 30, 2007. He received no compensation as a director.

(2)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(3)
Mr. Segal was appointed as a director effective December 7, 2007. The amounts of Mr. Segal's annual board retainer, annual committee retainer as member of the Risk and Compliance Committee and annual DSU allocation received in fiscal 2007 were prorated based on the 28-week period between the date of Mr. Segal's appointment to the Board of Directors and June 25, 2008, the scheduled date for the 2008 annual meeting of shareholders.

(4)
Dr. Squires received no compensation as a director.

(5)
These amounts represent fees paid in 2007 in connection with the performance by Mr. Van Every and Mr. Wells of certain additional services as directors relating to regulatory investigations.

Summary of Directors' Share Ownership

        To support the alignment of directors' interests with our interests and those of our shareholders, non-management directors are expected, in accordance with our Corporate Governance Guidelines, to hold or control Common Shares, DSUs, or a combination of both, equal in value to at least three times their Base Retainer within three years of being elected or appointed. The following table summarizes the current holdings of our Common Shares (excluding options) and DSUs by non-management directors as at December 31, 2007 and December 31, 2006:

Name of Director	Year	Common Shares (direct and indirect, excluding options) (#)	DSUs (#)	Total (Common Shares and DSUs) (#)	Total "At Risk" Value of Common Shares and DSUs ($)(1)	Share Ownership Target ($)	Target Date for Share/DSU Ownership
Wilfred G. Bristow	2007	7,000	22,379	29,379	395,441	150,000	Already Met
	2006	7,000	14,352	21,352	451,808
	Change	Nil	+8,027	+8,027	-56,367
Dr. Laurence E. Paul	2007	28,000	16,065	44,065	593,115	150,000	Already Met
	2006	28,000	10,631	38,631	817,432
	Change	Nil	+5,434	+5,434	-224,317
Sheldon Plener(2)	2007	1,000	16,067	17,067	229,722	150,000	Already Met
	2006	1,000	10,631	11,631	246,112
	Change	Nil	+5,436	+5,436	-16,390
Lloyd M. Segal(3)	2007	500	4,002	4,502	60,597	150,000	December 7, 2010
	2006	—	—	—	—
	Change	N/A	N/A	N/A	N/A
Jamie C. Sokalsky	2007	Nil	16,067	16,067	216,262	150,000	Already Met
	2006	Nil	10,631	10,631	224,952
	Change	Nil	+5,436	+5,436	-8,690
Michael R. Van Every	2007	2,000	16,067	18,067	243,182	150,000	Already Met
	2006	2,000	10,631	12,631	267,272
	Change	Nil	+5,436	+5,436	-24,090
William M. Wells	2007	30,000	24,358	54,358	731,659	150,000	Already Met
	2006	Nil	15,049	15,049	318,437
	Change	30,000	+9,309	+39,309	+413,222

(1)
The "at risk" value of the Common Shares and DSUs is based upon the closing price of the Common Shares on the last day of trading on the NYSE in 2006 ($21.16) and 2007 ($13.46), as applicable.

(2)
Mr. Plener resigned from the Board of Directors effective February 25, 2008. Now that Mr. Plener has resigned as director, these DSUs may now be settled in cash with Mr. Plener.

(3)
Mr. Segal was appointed as a director effective December 7, 2007.

Report on Executive Compensation

Composition and Independence of the Compensation, Nominating and Corporate Governance Committee

        The Compensation, Nominating and Corporate Governance Committee is currently comprised of William Wells (Chairperson), Wilfred Bristow, Dr. Laurence Paul and Michael Van Every. Following our 2007 annual general and special meeting of shareholders, Mr. Wells was appointed to the Compensation, Nominating and Corporate Governance Committee and replaced Mr. Bristow as Chairperson of this Committee, with Mr. Bristow remaining a member of this Committee. Each member of the Compensation, Nominating and Corporate Governance Committee is independent under each of the tests established by legal and stock exchange requirements to which we are subject. None of the members of the Compensation, Nominating and Corporate Governance Committee is currently a chief executive officer of a publicly-traded entity. In 2007, at all meetings of the Compensation, Nominating and Corporate Governance Committee, the committee members met without any member of management being present for a portion of the meeting. The members of the

Compensation, Nominating and Corporate Governance Committee have expertise in executive compensation as a result of their respective professional backgrounds and experiences, including that: two of the directors have each served as members of our Compensation, Nominating and Corporate Governance Committee for over five years and one of these directors also serves on the compensation committee of a major not-for-profit corporation; and one of the other directors has been a member of the compensation committee of another Canadian public company for approximately three years, and has completed the Director Education Program and received the professional designation for directors in Canada. As such, the Board of Directors believes the Compensation, Nominating and Corporate Governance Committee collectively has the knowledge and experience necessary to fulfill its mandate, as described below.

Mandate of the Compensation, Nominating and Corporate Governance Committee

        The Compensation, Nominating and Corporate Governance Committee establishes our overall compensation policy and objectives. The mandate of the Compensation, Nominating and Corporate Governance Committee as it relates to compensation includes, among other things, responsibility for (i) reviewing and recommending corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of such goals and objectives, and, either as a Committee or together with other independent directors, determining and approving the compensation level for the Chief Executive Officer based on such evaluation; (ii) reviewing and recommending to the Board of Directors compensation of other executive officers; (iii) recommending to the Board of Directors the non-equity compensation plans and equity-based compensation plans in which officers and employees participate; (iv) reviewing and approving arrangements with executive officers relating to their employment relationships; (v) recommending compensation for members of the Board of Directors; (vi) approving and monitoring our insider trading and share ownership policies; and (vii) reviewing and where appropriate, preparing, and providing recommendations to the Board of Directors regarding compensation disclosure.

        The Compensation, Nominating and Corporate Governance Committee discharges its responsibilities pursuant to a written charter, reviewed annually to respond to regulatory developments, current best practices and the Company's needs. A copy of the current charter of the Compensation, Nominating and Corporate Governance Committee, as approved by the Board of Directors, has been posted on our website (www.biovail.com).

        Our Chief Executive Officer and our Senior Vice-President, Corporate Human Resources and Information Technology work closely with the Compensation, Nominating and Corporate Governance Committee and provide recommendations to this Committee regarding executive compensation, except that the Chief Executive Officer and Senior Vice-President, Corporate Human Resources and Information Technology do not make recommendations regarding their own compensation.

Key Initiatives of the Compensation, Nominating and Corporate Governance Committee

        In accordance with its mandate, the Compensation, Nominating and Corporate Governance Committee made the following key changes to our compensation policies, plans and arrangements in 2007 and early 2008, which changes are designed to better serve our compensation objectives (as described below), to reflect current industry practices, and to comply with changes in laws, rules and regulations. The changes outlined below are in addition to the general review of our executive compensation packages, which the Compensation, Nominating and Corporate Governance Committee undertakes on an annual basis.

  •
  Reviewed and revised our equity compensation incentives, introducing, by way of the 2007 Equity Compensation Plan approved by shareholders at the 2007 annual meeting, restricted share units ("RSUs") and the authority to impose performance-based vesting to our equity compensation. Criteria specific to the award of equity compensation were established, incorporating an assessment of future potential of the individual.

  •
  Reviewed and revised our short-term incentive plan (the "Short-Term Incentive Plan") to cause the percentage of target incentive that is actually paid out to an officer or employee to vary in direct relation to performance of prescribed corporate, divisional and individual performance objectives. Target amounts, objectives and relative weightings of objectives were examined and adjusted, where appropriate.

    An individual performance multiplier mechanism was also adopted to permit the objective-based assessment to be further adjusted to reflect overall individual performance.

  •
  Directed the enhancement of our compensation-related disclosure with reference to the requirements of the SEC and the proposed future requirements of the Canadian Securities Administrators.

  •
  Created and updated the standard for executive employment agreements to, among other things, better align our executive arrangements on a going-forward basis with current market practice, encourage a harmonization of fundamental terms and reflect the recent amendments to our compensation plans. In connection with this review, a policy regarding to whom employment agreements shall be offered on a going-forward basis was also developed.

  •
  Re-evaluated and updated our comparator group of companies used for compensation purposes (as discussed below).

  •
  Implemented a measurement matrix that facilitates a more objective measure of performance goal achievements by executive officers under our Short-Term Incentive Plan.

  •
  Reviewed and revised the Chief Executive Officer's compensation package and employment agreement to, among other things, more closely align his compensation with that of the chief executive officers at the comparator group of companies.

  •
  Formalized, as a requirement in our Corporate Governance Guidelines, the expectation that non-management directors hold or control Common Shares, DSUs, or a combination of both, equal in value to at least three times their Base Retainer within three years of being elected or appointed.

Compensation Objectives

        The Compensation, Nominating and Corporate Governance Committee has established the following objectives for executive compensation: (i) attract, motivate and retain key personnel; (ii) link executive compensation to overall corporate performance; and (iii) motivate officers to act in the best interests of shareholders. The Compensation, Nominating and Corporate Governance Committee reviews our compensation objectives each year to determine if revisions are necessary in light of industry practices and emerging trends, our corporate and strategic goals or other relevant factors.

        Our compensation program consists of three key elements: (i) base salary; (ii) short-term incentives in the form of a cash bonus; and (iii) equity-based incentives in the form of option and RSU awards (each as further described below). Each of these elements assists in achieving one or more of our compensation objectives.

Attract, Motivate and Retain Key Personnel

        The Compensation, Nominating and Corporate Governance Committee recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain our position as a leader within our segment of the pharmaceutical industry. This is particularly true for most of our senior officers, who have a significant influence on corporate performance. The key elements of our executive compensation program that are designed to achieve this objective include:

  •
  Base salary and short-term and equity-based incentives for executives are benchmarked with reference to similar positions in a comparator group, ensuring that total compensation is competitive in today's market.

  •
  As many public companies have recently done, we introduced whole share awards as part of our 2007 Equity Compensation Plan. Executives are now eligible for equity-based incentive compensation that includes a mix of options and RSUs. The introduction of RSUs and the availability of a mix of equity-based compensation was designed to, amongst other things, maintain the competitiveness of our compensation package and thereby attract and retain officers and employees. As RSUs can deliver compensation value in times of flat or declining share prices, the use of RSUs can serve as an effective retention mechanism.

  •
  The three year vesting periods of equity compensation awards for executive officers (five years in the case of the CEO's performance-vesting RSUs), coupled with the prospect of forfeiture of unvested awards as mandated by the 2007 Equity Compensation Plan in the event of voluntary resignation, also encourage continued service.

  •
  Both the Short-Term Incentive Plan and the 2007 Equity Compensation Plan seek to motivate officers and employees by rewarding performance. Under the Short-Term Incentive Plan, the percentage of the target cash bonus actually paid out to executive officers is based, in part, on the performance of their business group or division, intended to motivate their managerial performance. As well, if an officer exhibits outstanding overall individual performance, what would otherwise be his or her cash bonus payout can be adjusted upwards to a maximum of 1.5 times.

Link Executive Compensation to Overall Corporate Performance

        The Compensation, Nominating and Corporate Governance Committee believes that compensation paid to executive officers should be closely aligned with our overall corporate performance. The elements of compensation have been designed to strengthen this alignment, including in the following key respects:

  •
  The determination of the amount of base salary and the amount of the increase to the base salary are based, in part, on our overall performance.

  •
  Under the Short-Term Incentive Plan, the amount of the cash bonus payable to executive officers is based on the achievement of certain pre-determined corporate and divisional objectives, each of which is expected to affect overall corporate performance. These objectives include annually set financial and cost containment, product development and acquisition, risk management, organizational/operational and communication objectives and other objectives targeted to the executives' areas of responsibilities.

Motivate Officers to Act in the Best Interests of Shareholders

        The Compensation, Nominating and Corporate Governance Committee seeks to align the interests of the executive officers with those of our shareholders. The ways in which the elements of compensation achieve this objective include the following:

  •
  A significant proportion of executive compensation is awarded through equity compensation. The value of these awards is directly tied to the market price of our Common Shares.

  •
  Options, which ultimately have value only to the extent to which the price of our Common Shares on the date of exercise exceeds the grant date exercise price, serve to motivate executive officers to maximize the value of the Common Shares.

  •
  The Chief Executive Officer was granted RSUs, the vesting of which is dependent on the level of total shareholder return achieved over a five year vesting period, as compared to the comparator group. The better our total shareholder return, as measured against the comparator group, the greater the multiple of RSUs that vest. Performance below a pre-determined percentile as compared to the comparator group results in zero vesting.

Measures Undertaken to Support Compensation Objectives

Independent Compensation Consultant

        In accordance with its mandate, the Compensation, Nominating and Corporate Governance Committee has sole authority to retain for itself consultants, including with respect to compensation matters, and to approve related fees and retention terms for the consultants. In both the initial selection of and its annual review of its compensation consultant, the Compensation, Nominating and Corporate Governance Committee considered the following factors:

  •
  Independence:

  •
  Current or previous retainers with us or our management and the nature of services provided in connection with any of those retainers, including whether services were/are related to compensation matters

  •
  Financial independence — measured by total fee amount for other services provided to us

  •
  Level of independence among business units, to the extent other services are being provided to us

  •
  Familiarity with our business:

  •
  Knowledge of the pharmaceutical industry in Canada, the U.S. and worldwide

  •
  Specific knowledge of our company, our management and the Board of Directors

  •
  Knowledge of current industry practices and emerging trends

  •
  Depth of knowledge on compensation matters and specialized areas of expertise

  •
  Range of services offered

  •
  In-depth knowledge of corporate governance issues and requirements

  •
  Potential conflicts of interest with our competitors or others

  •
  Cost of services

  •
  Degree of availability and accessibility, including ability to deliver promptly on commitments

  •
  References from business contacts

  •
  Evaluation against a selection of potential consultant peers

  •
  Status of current relationship and satisfaction with any previous services provided

        Since 2004, the Compensation, Nominating and Corporate Governance Committee has engaged the services of Mercer (Canada) Limited ("Mercer") as an independent consultant to provide advice on compensation matters. Mercer reports directly to the Compensation, Nominating and Corporate Governance Committee. In its role as compensation consultant, Mercer has conducted an annual review of our executive compensation programs for the past three years.

        For 2007, the Compensation, Nominating and Corporate Governance Committee once again selected Mercer to provide compensation analysis and advice on an ongoing basis throughout the year. The services provided by Mercer to the Compensation, Nominating and Corporate Governance Committee during 2007 included the following: (i) review of our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels, and total direct compensation of certain senior positions, against those of a comparator group of similar-sized North American pharmaceutical companies; (ii) making recommendations for changes to the compensation package of the Chief Executive Officer; (iii) review of director compensation levels and trends at both pharmaceutical companies in the U.S. and large Canadian companies; (iv) assistance in developing and implementing revisions to the existing equity-based incentive plan, including a review of our historical practices for the granting of equity-based incentives and a comparison of these granting practices to equity-based incentive grant levels among other companies in the North American market; (v) making recommendations for changes to the standard for our executive employment agreements, as well as to general severance provisions for those not eligible for individual agreements; and (vi) making recommendations for the update of our comparator group for compensation purposes, as further described below.

        The Compensation, Nominating and Corporate Governance Committee used the advice and analysis of Mercer, together with other factors the Committee considered appropriate, in reaching its recommendations relating to, among other things, Chief Executive Officer compensation, executive officer compensation, non-management director compensation, the amendments to our Short-Term Incentive Plan, the amendments to our predecessor stock option plan, including the introduction of RSUs and the resultant 2007 Equity Compensation Plan, the creation of an updated standard for our executive employment agreements and the selection of companies forming our comparator group for compensation purposes. The decisions made by the Compensation, Nominating and Corporate Governance Committee are solely the responsibility of the Committee and reflect factors and considerations in addition to the information and recommendations provided by Mercer.

        During fiscal 2007, Mercer attended one or more portions of seven meetings of the Compensation, Nominating and Corporate Governance Committee, both with and without management present. In addition, Mercer met with the Chair of the Compensation, Nominating and Corporate Governance Committee on a number of other occasions in preparation for committee meetings with respect to compensation matters.

        During fiscal 2007, in addition to the compensation-related services described above, Mercer also provided certain additional services for our management and certain of our affiliates that were not related to compensation matters, including services related to retirement communication, health and benefit consulting and administration and investment consulting. However, the business unit of Mercer that provides compensation-based services is separate and independent from those business units of Mercer that provide these other services. The total fees for services provided to us by Mercer in the 2007 fiscal year are set out below:

Type of Fee	Amount of Fee		Percentage of Total Fees for Services Provided in 2007
For compensation-related services carried out for the Compensation, Nominating and Corporate Governance Committee	$174,590		47%
For additional services provided to us	$200,223		53%

Total Annual Fees	$374,813	(1)	100%

(1)
In addition, Mercer is part of the Marsh & McLennan family of companies and, in addition to the fees that were paid to Mercer, we have also paid fees of approximately US$1,513,000 and CDN$95,000 and have accrued fees of approximately US$418,000 in respect of services provided by other members of the Marsh & McLennan group.

        The independence of Mercer, as compensation consultant, has been reviewed and confirmed by the Compensation, Nominating and Corporate Governance Committee.

Comparator Group

        The Compensation, Nominating and Corporate Governance Committee benchmarks each executive officer's total compensation to compensation for similar positions in a comparator group of companies that the Committee has compiled with assistance from Mercer. The benchmarking process provides the Committee with a valuable reference; however, it is not used as a determinative source from which compensation levels are set. Generally, the Compensation, Nominating and Corporate Governance Committee targets approximately the 50th percentile of the comparator group with respect to total compensation of executives. However, the Compensation, Nominating and Corporate Governance Committee preserves flexibility to make adjustments to such general reference points to respond to, and adjust for, the evolving business environment. In addition, as we have several key functional executives in Canada, our annual compensation review also includes a comparative analysis against all publicly-traded Canadian companies with revenue between $500 million and $2 billion.

        The Compensation, Nominating and Corporate Governance Committee, with the assistance of Mercer, re-evaluated and updated the comparator group during 2007. In selecting the comparator group, particular focus was given to executive compensation practices within the highly competitive pharmaceutical industry, both in

Canada and the U.S. Based on this analysis, the Committee has established a comparator group of similar-sized North American pharmaceutical companies consisting of:

King Pharmaceuticals, Inc.	Charles River Laboratories International, Inc.
Watson Pharmaceuticals, Inc.	Valeant Pharmaceuticals International
Perrigo Company	Sepracor Inc.
Barr Pharmaceuticals, Inc.	Endo Pharmaceuticals Holdings Inc.
Mylan Laboratories Inc.	Alpharma Inc.
Cephalon, Inc.	Medicis Pharmaceutical Corporation
Invitrogen Corporation

Elements Used to Achieve Compensation Objectives

        The compensation package for executive officers has three principal components:

  •
  competitive base salary;

  •
  short-term incentives in the form of a performance-based cash bonus under our Short-Term Incentive Plan; and

  •
  equity-based incentives in the form of options and RSUs under our 2007 Equity Compensation Plan.

        The chart below sets out the relative weighting of each component of the targeted total compensation for each Named Executive Officer (as defined below) and our other senior vice-presidents as a group.

	Percentage of Targeted Total Direct Compensation
Named Executive Officer	Base Salary	Short-Term Incentives	Equity-based Incentives (Options/RSUs)
Dr. Douglas J.P. Squires Chief Executive Officer	23%	17%	60%
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	38%	19%	43%
Eugene N. Melnyk(1) President BLS	N/A	N/A	N/A
Gilbert Godin Executive Vice-President and Chief Operating Officer	40%	20%	40%
Greg Gubitz Senior Vice-President, Corporate Development	38%	19%	43%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	38%	19%	43%
Other Senior Vice-Presidents	47%	23%	30%

(1)
Mr. Melnyk's compensation package included contractually agreed, as opposed to targeted, compensation amounts. Mr. Melnyk resigned as President of BLS effective February 25, 2008 and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries.

        In allocating among the elements of compensation, we structure a significant portion of executive compensation as pay for performance or "at-risk" compensation, as we believe that incentive pay appropriately rewards employees for their contribution to our overall performance when such performance meets or exceeds objectives. We also seek to align compensation with both corporate performance and shareholder value. In this regard, the value of our short-term incentives, in the form of a cash bonus, is dependent on the achievement of pre-determined corporate, divisional and individual performance objectives, while the value of our equity-based incentives, in the form of option and RSU awards, is derived from, the value of our Common Shares. In allocating between short-term and equity-based compensation, we seek to balance between rewarding past performance and future potential, both of which we view as critical for our executives to exhibit. In that respect, cash bonuses, being dependent, in large part, on the achievement of corporate, divisional and individual objectives are primarily designed to reward the past performance of both the Company and the individual; whereas, in determining option and RSU awards, the Committee seeks to reward future potential and expected long-term performance of the executives by basing such awards, in part, on their demonstration of exceptional effort, critical skills and key talents.

        The actual compensation awarded or paid to each of our Named Executive Officers in 2007 is set out in a table below under the heading "Compensation of Named Executive Officers".

Base Salary

        Base salary levels are determined by evaluating (i) individual factors, such as the role, level of responsibility and contribution of each executive; (ii) market factors, through benchmarking to the comparator group described above; and (iii) our financial performance. Each year, the Committee reviews the individual salaries of the executive officers, including the Named Executive Officers, with a view to these factors and recommends to the Board of Directors adjustments designed to ensure that base salaries are kept competitive for purposes of retaining and motivating individuals who are assessed to be integral to enhancing corporate performance and shareholder value. The amount of any increase to an executive officer's base salary is influenced by performance with reference to the achievement of corporate and divisional objectives. A salary increase is not automatic, and executive officers with an overall performance that is unacceptable would typically not receive a salary increase, among other things.

        The base salaries paid to the Named Executive Officers in 2007 are set out below under "Compensation of Named Executive Officers".

Short-Term Incentive Compensation

        Short-term incentive compensation is in the form of a cash bonus and is designed to give executives a strong incentive to maintain focus on continuous improvement of results through the achievement of corporate, divisional and individual objectives.

  Target Bonus

        A target bonus is established for each executive officer. In respect of 2007, the Chief Executive Officer's target cash bonus was set at 75% of his base salary and the other Named Executive Officers' target cash bonuses were set at 50% of their respective base salaries, other than Mr. Melnyk, who did not receive a short-term cash bonus. These target bonuses are reviewed by the Compensation, Nominating and Corporate Governance Committee annually, and are compared against those of our comparator group. Target bonuses to our Named Executive Officers are set at approximately the 50th percentile of our comparator group.

  Performance Objectives

        The actual amount of an executive's cash bonus is determined, initially, on the level of achievement of certain pre-determined corporate, divisional and individual objectives. Annually, the Board of Directors and management engage in a strategic planning process, which forms the basis of these objectives. These objectives represent short-term milestones against which we measure progress towards longer-term strategic goals.

        For 2007, the relative weighting of these corporate, divisional and individual objectives for the Named Executive Officers, other than the Chief Executive Officer and Mr. Melnyk, was as follows:

  •
  50% on achievement of corporate objectives; and

  •
  50% on achievement of divisional/individual objectives.

        The weighting between corporate and divisional/individual objectives for these executives is designed to make them equally accountable both for their impact on their division and for their division's impact on corporate performance. As described further below, for the Chief Executive Officer, short-term incentives are based 100% on achievement of corporate goals, which recognizes his role in and impact on corporate performance. Mr. Melnyk was not eligible for a cash bonus.

        With the assistance of Mercer, we have developed a matrix for each executive officer, which we use to assess the achievement of these corporate and divisional/individual objectives. The matrix has been designed to promote an objective assessment of the level of achievement of each objective. The various elements of this matrix are described below.

        The corporate objectives fall within the following categories: financial and cost containment; product development and acquisition; risk management; organization/operational; and communication. These categories of objectives have been selected because they relate to the key areas that we have identified as fundamental in supporting our growth and long-term strategy. Within each category of corporate objectives the executive's matrix will identify a number of specific, measurable corporate objectives based on that executive officer's position and responsibilities.

        In 2007, the corporate objectives for Named Executive Officers (other than Mr. Melnyk) generally included the following:

  •
  Financial and cost containment — revenue, gross margin, net income and earnings per share goals, cost reduction measures (including in relation to the cost of non-compliance and cost of goods sold) and monitoring and managing headcounts;

  •
  Product development and acquisition — generation of new product opportunities, support of business development initiatives, development of intellectual property and maintenance and expansion of business development relationships;

  •
  Risk management — ongoing implementation of and compliance with systems and policies designed to mitigate and manage risks in key areas (including continuity of supply, intellectual property protection, reputational risk, security and clinical, regulatory and medical affairs), compliance with applicable laws and regulations, management of intellectual property portfolio and management of litigation;

  •
  Organization/operational — succession planning, implementation of short-term and equity-based incentive compensation plans, and development and maintenance of management and organizational structures; and

  •
  Communication — articulation of corporate strategy externally and internally and communication with analysts and investor groups.

        The Compensation, Nominating and Corporate Governance Committee also evaluates, using the matrix, each executive officer's divisional/individual objectives, which relate to both the business group over which that particular executive officer has responsibility and the individual's performance as head of such business group. The achievement of divisional/individual objectives is based on that business group's achievement of its identified goals over the performance period. The divisional/individual objectives vary from business group to business group and individual to individual based on the type of contributions that are expected of each group or head of each group, as the case may be, toward our key priorities. For those executive officers who have responsibility for more than one business group, the divisional/individual objectives are based on a combination of the achievements of the associated groups. Divisional/individual objectives are designed to link the payment of short-term incentives to the contribution to corporate success that flows from the performance of our business groups.

  Individual Performance Multiplier

        Once a preliminary indication of the officer's cash bonus has been determined based on the achievement of the corporate and divisional/individual objectives, a secondary assessment of overall individual performance is conducted that can either increase, decrease or eliminate entirely what would have otherwise been the appropriate bonus amount coming out of the preliminary measure of objective achievement. Each officer's overall performance is reviewed and assigned a performance rating. Once the performance rating is assigned, the preliminary bonus amount is increased or decreased by an individual performance multiplier within the range assigned to that particular performance rating. Currently, the individual performance multipliers are allocated as follows:

Performance Rating	Individual Performance Multiplier Range
Outstanding Results	1.2 to 1.5
Exceeds Expectations	1.0 to 1.2
Achieves Expectations	0.75 to 1.0
Needs Improvement	0 to 0.5
Unacceptable	0

        As a result of the individual performance multiplier, it is possible that an officer will not receive any cash bonus where the participant's overall performance has been rated as needing improvement or unacceptable. The decision not to award a bonus in this circumstance is at the discretion of the Compensation, Nominating and Corporate Governance Committee. Conversely, where an individual's overall performance is rated as outstanding, the Short-Term Incentive Plan is designed to reward these outstanding results with a cash bonus in excess of the bonus assessed in the manner described above. In addition, if it is determined that an executive officer has engaged in conduct that violates our policies, we may withhold, at the discretion of the Senior Vice-President, Corporate Human Resources and Information Technology, all or part of such officer's cash bonus under our Short-Term Incentive Plan.

  Cash Bonuses Awarded

        As a result of the Compensation, Nominating and Corporate Governance Committee's evaluation, for the year ended December 31, 2007, all nine members of senior management (as listed above) received a cash bonus less than their short-term incentive targets. The cash bonuses paid to the Named Executive Officers in respect of 2007 are set out below under "Compensation of Named Executive Officers".

        The following table sets out the target and actual cash bonus paid to each Named Executive Officer in respect of 2007:

Name and Position	Target Bonus (% of Salary)	Payout Range (% of Salary)(1)	Target Bonus ($)(2)	Maximum Award ($)(2)(3)	Actual Bonus ($)(2)	Actual Bonus (% of Salary)
Dr. Douglas J.P. Squires Chief Executive Officer	75%	0 - 112.5%	574,811	862,217	459,849	60
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	50%	0 - 75%	208,912	313,368	182,798	43.75%
Eugene N. Melnyk(4) President BLS	N/A	N/A	N/A	N/A	N/A	N/A
Gilbert Godin Executive Vice-President and Chief Operating Officer	50%	0 - 75%	221,947	332,920	196,423	44.25%
Greg Gubitz Senior Vice-President, Corporate Development	50%	0 - 75%	207,106	310,659	183,289	44.25%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	50%	0 - 75%	207,106	310,659	183,289	44.25%

(1)
These amounts range from the amount of bonus received where the individual performance multiplier is zero to the amount of bonus received where the individual performance multiplier is 1.5 times the full target range.

(2)
Exchange rate as at December 31, 2007 C$ to US$: 0.9303.

(3)
These amounts are based on achievement of full target bonus and an individual performance multiplier of 1.5 times such bonus.

(4)
Mr. Melnyk resigned as President of BLS effective February 25, 2008 and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries. Mr. Melnyk was not entitled to a cash bonus.

        The following table sets out the level of achievement of corporate objectives and divisional/individual objectives, as a percentage of full achievement of all objectives in the category, and the total percentage of the target bonus achieved for each Named Executive Officer in connection with the assessment of the short-term incentives for the Named Executive Officers in respect of 2007:

Name and Position	Corporate Objectives	Divisional/ Individual Objectives	Total Percentage of Target Bonus
Dr. Douglas J.P. Squires Chief Executive Officer	80%	N/A(1)	80%
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	80%	95%	87.5%
Eugene N. Melnyk(2) President BLS	N/A	N/A	N/A
Gilbert Godin Executive Vice-President and Chief Operating Officer	80%	97%	88.5%
Greg Gubitz Senior Vice-President, Corporate Development	80%	97%	88.5%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	80%	97%	88.5%

(1)
Dr. Squires' bonus was based 100% on corporate objectives.

(2)
Mr. Melnyk resigned as President of BLS effective February 25, 2008 and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries. Mr. Melnyk was not entitled to a cash bonus.

        As the table above indicates, for all Named Executive Officers, the level of achievement of corporate objectives was assessed at 80%. The failure to meet the full target amount for corporate objectives resulted primarily from an assessment of objectives regarding product development and acquisition by the Compensation, Nominating and Corporate Governance Committee and the Chief Executive Officer (other than with respect to the assessment of his own bonus, in which he does not take part). This assessment concluded that the Company did not fully achieve expectations with respect to the creation, development or completion of product or other acquisition opportunities. As regards divisional/individual objectives, the difference in the level of achievement of our Chief Financial Officer, as compared to the other Named Executive Officers, related to the restatement of our financial statements in 2007.

Equity-Based Incentive Compensation

        Our equity-based incentive plan is composed of option and RSU awards made under our 2007 Equity Compensation Plan. Options expire on the fifth anniversary of the date of grant and vest and become exercisable as determined by the Board of Directors. RSUs generally vest on the third anniversary date of the date of grant. The 2007 Equity Compensation Plan also permits the Board of Directors or, in certain circumstances, the Compensation, Nominating and Corporate Governance Committee to condition the granting or vesting of RSUs on specified performance criteria, as has been done in the case of the Chief Executive Officer, as described below under "— Chief Executive Officer".

        For a description of the material terms of our 2007 Equity Compensation Plan, including the material terms of options and RSUs, see "2007 Equity Compensation Plan" below.

  Target Award

        Executive officers, including the Named Executive Officers, are entitled to participate in the 2007 Equity Compensation Plan. Executive officers are assigned an annual target amount for both options and RSUs, which target is subject to annual review and, where appropriate, revision. For all Named Executive Officers, 75% of the total value of the annual target of equity compensation is in options and 25% of the total value of the annual target is in RSUs. These target grants and the weighting between options and RSUs are based, among other things, on a review that included a canvass of the equity-based incentive plans and policies of our comparator group of companies and consultations with our independent compensation consultant, Mercer, throughout the process. The target grants of options and RSUs for performance in 2007 (which will be awarded in 2008) for each Named Executive Officer are set out below under "Employment and Termination Agreements — Employment Agreements of Named Executive Officers".

  Performance Objectives

        In accordance with the 2007 Equity Compensation Plan, in determining the proportion of the target equity compensation to be actually awarded to executive officers, the Compensation, Nominating and Corporate Governance Committee considers the executive's performance and achievement of objectives, the achievement by the Company of its strategic goals and objectives and the contribution the executive has made or is expected to make in furtherance of the Company's overall goals. Emphasis is placed on the future potential and expected long-term performance of the individual.

        Equity compensation awards for both executive officers and employees are determined during our annual planning process in the first quarter of each year. The administration of the 2007 Equity Compensation Plan is supervised by the Compensation, Nominating and Corporate Governance Committee. The Board of Directors has the authority to determine, upon recommendation as appropriate from the Compensation, Nominating and Corporate Governance Committee, the time or times at which options and RSUs may be granted. Determination of the exercise price of options is governed by the 2007 Equity Compensation Plan and is based on the market price of our Common Shares, which is generally determined using the volume weighted average trading price for the five trading days immediately preceding the date of grant. Other than to ensure that the maximum number of options or RSUs is not exceeded, we do not consider the number or terms of outstanding options and RSUs in determining whether and how many options and RSUs will be granted.

  Individual Performance Multiplier

        Executive officers are rewarded for demonstrating exceptional efforts and abilities that suggest high future potential. Individuals who consistently exceed goals and job requirements and demonstrate key talents and superior performance surpassing expectations may be entitled to receive awards of RSUs and options that exceed their target, up to 1.5 times that target. Conversely, officers and employees exhibiting below standard performance may be ineligible for a payout of any of their target RSUs and options. Retention risk is also considered in awarding equity-based compensation.

        The following guidelines have been developed to assist with awarding equity-based incentives to executives, as well as to our other officers and employees:

Performance Rating	Individual Performance Multiplier Range
High Potential — consistently exceeds goals and job requirements; demonstrates skills and strengths in applicable competencies; has the future capability to assume more senior roles; may be identified as a retention risk.	Up to 150% of target
Key Talent — consistently overachieves goals and job requirements, resulting in superior or excellent performance, which surpasses expectations; may be identified as a retention risk or who is deemed to be critical due to their technical knowledge or specialized skill set.	Up to 150% of target
Valued Contributor (Met All/At Standard) — consistently meets goals and adequately demonstrates job skills and competencies.	75% to 100% of target
Valued Contributor (Progressing) — progressing towards requirements; goals are consistently met and/or job skills and competencies are being developed; demonstrates noted improvement and is progressing towards meeting job requirements.	Up to 60% of target
Below Standard — fails to meet goals and/or demonstrate competencies.	Ineligible

  Options and RSUs Granted

        The number of options granted to each Named Executive Officer in 2007 for performance in 2006 is set out below under "Compensation of Named Executive Officers". In 2007, in addition to options, the Chief Executive Officer also received an award of performance-based RSUs not tied to 2006 performance. This grant resulted from a 2007 recommendation of the Compensation, Nominating and Corporate Governance Committee to move our Chief Executive Officer's compensation closer to the 50th percentile of the comparator group.

Chief Executive Officer

        The compensation package of the Chief Executive Officer is recommended by the Compensation, Nominating and Corporate Governance Committee and approved by all of the independent members of the Board of Directors. The Chief Executive Officer's compensation package consists of base salary, short-term incentives (cash bonus) and equity-based incentives (options and RSUs, including performance-based RSUs), as described below.

        During 2007, the Compensation, Nominating and Corporate Governance Committee undertook a full review of Dr. Squires' compensation package, including his executive employment agreement, and, as a result, a number of changes were made. In addition to bringing Dr. Squires' compensation package into closer alignment with the market median, with reference to the comparator group, the amendments to his compensation package were designed to strengthen linkages between his compensation and our corporate performance, to enhance alignment between his interests and those of shareholders, and to reward and motivate his individual performance. The Committee recognizes the significance of the key strategic initiatives set forth for Dr. Squires with respect to the long-term as well as the short-term direction of the Company.

        As Dr. Squires' target compensation in previous years was found to have been below the median level of compensation paid to other chief executive officers in the comparator group of companies, Dr. Squires' targeted compensation for 2007 and, as a result, the actual compensation paid to Dr. Squires, were increased in order to bring him closer to the median of these market benchmarks.

        Dr. Squires' total annual targeted compensation is allocated as follows: 23% as base salary, 17% as a short-term incentive, and 60% as an equity-based incentive. The rationale for the allocation among elements of compensation is similar to that for other Named Executive Officers, as described above.

Base Salary

        At the beginning of 2007, Dr. Squires' annual base salary was $725,000. During its extensive review in 2007 of the Chief Executive Officer's compensation, the Compensation, Nominating and Corporate Governance Committee recommended, and the independent directors approved, an increase, effective September 1, 2007, to

$825,000, based on an analysis of the comparator group and other factors. Dr. Squires' base salary is reviewed by the Compensation, Nominating and Corporate Governance Committee on an annual basis.

Short-Term Incentives

        For 2007, Dr. Squires' target short-term incentive compensation was set at 75% of his base salary. This target had not changed from the previous year. Pursuant to the recommendations arising from the 2007 Chief Executive Officer compensation review and his revised employment agreement, Dr. Squires' target short-term cash bonus will increase to 100% of his base salary for 2008.

        For 2007, the objectives against which Dr. Squires' annual short-term incentive compensation was judged were based 100% on the achievement of certain corporate objectives, relating to financial and cost containment, product development and acquisition, risk management, organizational and communication, as further described above. Each of Dr. Squires' corporate objectives was assigned a relative weighting in his matrix, as follows: financial and cost containment — 40%; product development and acquisition — 30%; risk management — 20%; organizational — 5%; and communication — 5%. The objectives used to determine Dr. Squires' cash bonus, as well as the weighting of each of those objectives, are reviewed and updated on an annual basis with reference to current market practices and our compensation objectives. The assessment of these corporate objectives, coupled with an individual performance assessment, determine the total amount of cash bonus realized.

        Based on the level of achievement of the corporate objectives during 2007 and Dr. Squires' overall individual performance, Dr. Squires was awarded a cash bonus of $489,849, representing approximately 60% of his 2007 base salary earnings, as reported above in the table under "Elements Used to Achieve Compensation Objectives — Short-Term Incentive Compensation — Cash Bonuses Awarded" and below in the table entitled "Compensation of Named Executive Officers". As such, Dr. Squires received less than his full target bonus.

        The following table sets out the level of achievement assessed for the Chief Executive Officer in each category of corporate objectives, factoring in his individual multiplier, in connection with his short-term incentive for 2007:

Financial and Cost Containment	Product Development and Acquisition	Risk Management	Organization	Communication	Total
43/40	7.5/30	19.5/20	5/5	5/5	80/100

        The rationale for this assessment and, in particular, the failure to achieve the full target amount for objectives relating to product development and acquisition is described above (See "Elements Used to Achieve Compensation Objectives — Short-Term Incentive Compensation — Cash Bonuses Awarded").

Equity-based Incentives

        In determining the target and actual payout of the equity-based incentive component of the Chief Executive Officer's compensation, the Compensation, Nominating and Corporate Governance Committee considered, among other things, our performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to our Chief Executive Officer in past years.

        On March 23, 2007, under our then-existing 2006 Stock Option Plan and in respect of his performance in 2006, Dr. Squires was granted 150,000 options, 25% of which were exercisable upon grant and thereafter an additional 25% of the options granted become exercisable on March 1 in each of 2008, 2009 and 2010. These options expire five years from the grant date. Dr. Squires is currently eligible to participate in the 2007 Equity Compensation Plan. For performance in 2007, Dr. Squires' annual target under the 2007 Equity Compensation Plan is 112,550 options and 9,375 RSUs, representing a weighting of approximately 75% of the total value of his annual target equity compensation in options and 25% of the total value in RSUs.

        In addition, as a result of the recommendations resulting from the Compensation, Nominating and Corporate Governance Committee's 2007 review of the Chief Executive Officer's compensation, our independent directors approved an additional award to Dr. Squires of 125,000 performance-based RSUs in

November 2007. This additional grant of RSUs was designed to bring Dr. Squires' equity-based incentive compensation closer to the median mark of the comparator group of companies, both in terms of quantum and type. In accordance with the 2007 Equity Compensation Plan, the independent directors approved performance vesting criteria and conditions and a five-year vesting and performance period. The number of RSUs that will ultimately vest depends on our total shareholder return, as measured against the comparator group, as follows: (i) if performance is achieved at the median of the comparator group, one times the RSUs will vest; (ii) if performance is at or above the 75th percentile of the comparator group, two times the RSUs will vest; (iii) if performance is at the threshold level of the 37.5th percentile of the comparator group, 0.75 times the RSUs will vest; and (iv) if performance is below this threshold level, no RSUs will vest. The actual multiplier will be calculated by interpolating between the 37.5th, 50th and 75th percentile results, using a linear payout curve. One vested RSU entitles Dr. Squires to one Common Share. These performance-based RSUs are intended to align Dr. Squires' equity-based compensation with our performance, and to align his interests with those of shareholders, given that the basis of the performance criteria is total shareholder return.

Actual Compensation Paid

        The following is a summary of Dr. Squires' annual compensation for the fiscal years ended December 31, 2007, 2006 and 2005:

	Value ($)
Compensation	2007		2006		2005
Base Salary	766,415		720,354		700,000
Bonus	459,849		540,265		525,000
Other Annual Compensation	—		—		98,634	(1)
Grant of Securities	2,623,500	(2)	1,429,500	(3)	377,000	(4)
Other Compensation(5)	13,500		13,200		18,000

Total Compensation	3,863,264		2,703,319		1,718,634

(1)
Relocation expenses.

(2)
This figure represents the grant date Black-Scholes value of 150,000 options granted under the 2006 Stock Option Plan and grant date value of 125,000 RSUs granted under the 2007 Equity Compensation Plan on the basis of the closing market price of the Common Shares on the NYSE on the date of grant. The options, which were granted at an option price of $22.05, were exercisable as to 25% upon grant, and thereafter an additional 25% of the options granted become exercisable on March 1 in each of 2008, 2009 and 2010. The vesting of the RSUs is subject to specified performance objectives over a five-year performance period, ending on November 26, 2012, which objectives are tied to our total shareholder return as compared to those of a specified comparator group. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. The value of the RSUs, as shown above, assumes the satisfaction of these performance objectives at the median of the comparator group, and the vesting of one times the RSUs granted. Options granted in 2007 are in respect of 2006 performance.

(3)
This figure represents the grant date Black-Scholes value of 150,000 options granted in 2006 with the options having been granted at an option price of $24.50. Options granted in 2006 are in respect of performance in 2005.

(4)
This figure represents the grant date Black-Scholes value of 50,000 options granted in 2005 with the options having been granted at an option price of $17.00. Options granted in 2005 are in respect of performance in 2004.

(5)
Detailed information on these amounts is presented in the compensation table under "Compensation of Named Executive Officers" below.

Stock Ownership Guidelines for Chief Executive Officer

        The Compensation, Nominating and Corporate Governance Committee believes it is important that the Chief Executive Officer's interests are aligned with our interests and the interests of our shareholders, and promotes the ownership of shares by the Chief Executive Officer. As set out in our Corporate Governance Guidelines, the Chief Executive Officer is expected to hold securities of our company having a market value at least equal to the Chief Executive Officer's then applicable base salary, such number of securities to be acquired not later than the third anniversary of his appointment, which, in the case of Dr. Squires, was November 2007.

Dr. Squires currently holds 20,000 Common Shares and 125,000 RSUs. As at March 12, 2008, such Common Shares and RSUs were valued at $1,922,700 (based on the volume weighted average price of the Common Shares on the NYSE of $13.26 and, with respect to the RSUs, assuming the satisfaction of the applicable performance objectives at the median of the comparator group and the vesting of one times the RSUs granted).

Conclusion

        During 2007, we conducted a comprehensive review of our executive compensation program, with reference to current market practices as reflected by our comparator group and to our own corporate and compensation objectives. As a result of this review, we introduced a number of significant changes to the structure of our executive compensation program, which strengthened both our short-term and equity-based incentive plans, and which we expect will permit us to more successfully achieve our compensation objectives. With these enhancements, we continue to have a competitive executive compensation program with which to attract, motivate and retain key personnel and to provide for strong and effective leadership going forward. The Committee intends to continue its policy of relating pay to performance. The Committee is confident that its enhanced compensation program will more closely align pay to corporate performance and shareholder value and strike a balance between rewarding past performance and future potential.

        This Report is presented by the Compensation, Nominating and Corporate Governance Committee and has been reviewed and discussed with our management. Based on the review and discussion, the Compensation, Nominating and Corporate Governance Committee has recommended to the Board of Directors that this Report on Executive Compensation be included in this Annual Report on Form 20-F. The Board of Directors has not modified or rejected any action or recommendation of the Compensation, Nominating and Corporate Governance Committee made in connection with this Report.

William M. Wells (Chairperson)
Wilfred G. Bristow
Dr. Laurence E. Paul
Michael R. Van Every

Performance Graph

        Our Common Shares have been listed and posted for trading under the symbol "BVF" on the TSX since March 29, 1994 and on the NYSE since December 12, 1996. The following chart compares the yearly percentage change in the cumulative total shareholder return on our Common Shares to the cumulative total shareholder return of the S&P 500 Index and the average total shareholder return of the comparator group, as identified above, in all cases for the period commencing on December 31, 2002 and ending on December 31, 2007.

Compensation of Named Executive Officers

        The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer, and our four most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers") for our three most recently completed fiscal years.

		Annual Compensation						Long-Term Compensation
Name and Position	Year	Salary ($)(1)		Bonus ($)(1)	Option Awards ($)(2)	Other Annual Compensation		Awards of Common Shares Under Options (#)		Awards of Shares or Units subject to resale restrictions (RSUs/DSUs) ($)		All Other Compensation ($)(1)		Total ($)(3)
Dr. Douglas J.P. Squires Chief Executive Officer	2007 2006 2005	766,415 720,354 700,000		459,849 540,265 525,000	808,500 1,429,500 377,000	— — 98,634	(4)	150,000 150,000 50,000	(5) (6) (7)	1,815,000 — —	(8)	13,500 13,200 18,000	(9) (9) (9)	3,863,264 2,703,319 1,718,634
Kenneth G. Howling Senior Vice-President and Chief Financial Officer(10)	2007 2006 2005	417,823 299,512 251,909		182,798 148,089 125,954	269,500 2,630 476,500 452,400	— — —		50,000 1,000 50,000 60,000	(5) (11) (6) (7)	— — —		10,248 15,468 7,006	(9) (9) (9)	882,999 939,569 837,269
Eugene N. Melnyk President BLS(12)	2007 2006 2005	761,936 732,529 750,607		— — —	— — 2,262,000	— — —		— — 300,000	(7)	1,100,000 — 1,250,000	(13) (13)	— — —		1,861,936 732,529 4,262,607
Gilbert Godin Executive Vice-President and Chief Operating Officer(14)	2007 2006 2005	443,893 271,231 —	(14)	196,423 135,615 —	539,000 983,000 —	— — —		100,000 100,000 —	(5) (15)	— — —		13,500 — —	(9)	1,192,816 1,389,846 —
Greg Gubitz Senior Vice-President, Corporate Development(16)	2007 2006 2005	414,211 320,475 —	(16)	183,289 160,238	449,165 953,000 —	— — —		83,333 100,000 —	(5) (17)	— — —		— — —		1,046,665 1,433,713 —
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary(18)	2007 2006 2005	414,211 506,271 —	(18)	183,289 32,710 —	89,835 — —	— — —		16,667 — —	(5)	— — —		8,284 10,125 —	(9) (9)	695,619 549,106 —

(1)
Historical exchange rates as at December 31 C$ to US$: 2007 — 0.9303; 2006 — 0.8817; 2005 — 0.8236.

(2)
The amounts represent the grant date Black Scholes value of the options granted to the Named Executive Officer in the covered fiscal year.

(3)
For each Named Executive Officer, this amount represents the sum of all annual, long-term and other compensation disclosed in this table for the covered fiscal year.

(4)
Relocation expenses.

(5)
Options granted in 2007 are in respect of performance in 2006.

(6)
Options granted in 2006 are in respect of performance in 2005.

(7)
Options granted in 2005 are in respect of performance in 2004.

(8)
On November 26, 2007, Dr. Squires was granted 125,000 RSUs. The amount shown reflects the value of the RSUs as at November 26, 2007, the date of grant, calculated by multiplying the closing market price of the Common Shares on the NYSE on the date of grant ($14.52) by the number of RSUs awarded. The RSUs granted to Dr. Squires are subject to specified performance objectives over the five year performance period, tied to Biovail's total shareholder return as compared to that of a specified comparator group. Depending on Biovail's performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. The grant date value, as shown above, assumes the satisfaction of these performance objectives at the median of the comparator group and the vesting of one times the RSUs granted. During the performance period, Dr. Squires will be allocated additional RSUs on the payment date of dividends on Biovail's Common Shares, the number of which will be determined by dividing (i) the total amount of dividends that would have been paid to Dr. Squires had the RSUs in his account on the relevant record date for dividends been Common Shares on such date by (ii) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of Common Shares occurs on the payment date of such dividends. As of December 31, 2007, Dr. Squires held 125,000 RSUs with an aggregate value on December 31, 2007 of $1,682,500, as based on the closing market price of the Common Shares on the NYSE on such date ($13.46) and assuming satisfaction of the performance objectives at the median of the comparator group and the vesting of one times the RSUs granted. As of December 31, 2007, Dr. Squires is the only officer or employee of the Company that holds RSUs.

(9)
Represents Biovail contribution to 401K (U.S.) and Deferred Profit Sharing Plan (Canada).

(10)
Mr. Howling was appointed Senior Vice-President and Chief Financial Officer on December 6, 2006. For fiscal 2006, Mr. Howling's salary reflects $209,559 paid to him for the period between January 1, 2006 and September 30, 2006 in his previous position of Vice-President Finance and Corporate Communications, $62,568 paid to him for the period between October 1, 2006 and December 5, 2006 in his previous position of Senior Vice President, Finance & Corporate Affairs and $27,385 paid to him for the period between December 6, 2006 and December 31, 2006 in his current position as Senior Vice-President and Chief Financial Officer. Mr. Howling's annual salary for 2006 in his current position as Senior Vice-President and Chief Financial Officer was $400,000.

(11)
Options granted were service awards for 10 years of service.

(12)
Mr. Melnyk was Executive Chairman until June 27, 2006 and was Chairman until June 30, 2007. Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries.

(13)
Mr. Melnyk was entitled to receive grants of DSUs by BLS pursuant to the BLS DSU Plan. Under such BLS DSU Plan, Mr. Melnyk received DSUs in his capacity as officer of BLS. BLS granted to Mr. Melnyk 43,426 DSUs in 2007 and 71,633 DSUs in 2005. The amounts shown reflect the value of the DSUs as at June 28, 2007 and August 3, 2005, the respective dates of grant, as based on the closing market price of the Common Shares on the NYSE on such dates. Pursuant to Mr. Melnyk's employment contract, he was entitled to have received an aggregate of $1,450,000 in BLS-issued DSUs in 2005, but due to a clerical error only $1,250,000 in DSUs were granted by BLS. In addition, pursuant to Mr. Melnyk's employment contract, he was entitled to have received an aggregate of $200,000 in BLS-issued DSUs in 2006, but due to a clerical error no DSUs were granted by BLS. In 2007, BLS granted to Mr. Melnyk additional DSUs with a value at the time of grant of $400,000 in recognition of these errors. Now that Mr. Melnyk has resigned as an officer and director of BLS, these DSUs may be settled in cash with Mr. Melnyk. When cash dividends are paid on Common Shares, Mr. Melnyk is granted an additional number of DSUs, calculated by dividing the aggregate cash dividend to which he would have been entitled if each DSU were a Common Share by the closing price of the Common Shares on the TSX, NYSE or other exchange upon which the majority of the trading volume and value occurs on the dividend payment date. As of December 31, 2007, Mr. Melnyk held 128,309 DSUs with an aggregate value on December 31, 2007 of $1,727,045, as based on the closing market price of the Common Shares on the NYSE on such date ($13.46). As of March 12, 2008, Mr. Melnyk holds 128,309 DSUs, valued at $1,701,377, calculated in reference to the market value of our Common Shares as at March 12, 2008, as based on the closing market price of the Common Shares on the NYSE on such date ($13.26).

(14)
Mr. Godin was appointed Senior Vice-President, Technology Operation and Drug Delivery on May 2, 2006, a position he held until July 6, 2007 when he was appointed Executive Vice-President and Chief Operating Officer. For fiscal 2006, Mr. Godin's salary reflects compensation for the period between May 2, 2006 and December 31, 2006. Mr. Godin's annual salary for 2006 was $430,000.

(15)
Mr. Godin was awarded 100,000 sign-on options in 2006.

(16)
Mr. Gubitz was appointed Senior Vice-President and General Manager on March 15, 2006, a position he held until June 19, 2007 when he was appointed Senior Vice-President, Corporate Development. For fiscal 2006, Mr. Gubitz's salary reflects compensation for the period between March 15, 2006 and December 31, 2006. Mr. Gubitz's annual salary for 2006 was $400,000.

(17)
Mr. Gubitz was awarded 100,000 sign-on options in 2006.

(18)
Ms. Kelley was appointed Senior Vice-President, General Counsel and Corporate Secretary on August 14, 2006. For fiscal 2006, Ms. Kelley's salary reflects compensation for the period between August 14, 2006 and October 31, 2006 of $440,850. Effective November 1, 2006, Ms. Kelley's annual salary became $400,000. Ms. Kelley received salary of $65,421 for the period between November 1, 2006 and December 31, 2006.

Stock Option Grants for the Year Ended December 31, 2007

        The following table sets out options to purchase Common Shares granted by us to the Named Executive Officers in the year ended December 31, 2007. For more information on our option plans, please see "— Equity Compensation Plan Information — Option and RSU Plans" below.

STOCK OPTION GRANTS

Name and Position	Common Shares Under Options Granted		Percentage of Total Options Granted to Employees in 2007	Exercise or Base Price ($/Security)		Market Value of Common Shares Underlying Options on the Date of Grant(1) (US$/Security)	Expiration Date
Dr. Douglas J.P. Squires Chief Executive Officer	150,000	(2)(3)	9.87%	22.05		21.64	03/22/12
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	1,000 50,000	(4) (2)(3)	.07% 3.29%	14.84 22.05	(5)	15.01 21.64	12/07/12 03/22/12
Eugene N. Melnyk(6) President BLS	—		—	—		—	—
Gilbert Godin Executive Vice-President and Chief Operating Officer	100,000	(2)(3)	6.58%	22.05		21.64	03/22/12
Greg Gubitz Senior Vice-President, Corporate Development	83,333	(2)(3)	5.48%	22.05		21.64	03/22/12
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	16,667	(2)(3)	1.10%	22.05		21.64	03/22/12

(1)
The market value of the Common Shares underlying the options is based on the closing market price of the Common Shares on the NYSE on the date of grant.

(2)
The options were granted under our then 2006 Stock Option Plan. The options are for the purchase of Common Shares and are for a term of five years.

(3)
The options were exercisable as to a maximum of 25% upon grant, and thereafter an additional 25% of the options granted become exercisable on March 1 in each of 2008, 2009 and 2010.

(4)
The options, which were granted under the 2007 Equity Compensation Plan, vested 100% immediately upon grant. The options are for the purchase of Common Shares.

(5)
In accordance with the 2007 Equity Compensation Plan, the exercise price of the options was determined using the volume weighted average trading price of the Common Shares for the five trading days preceding the date of grant. This price as calculated was lower than the closing market price of the Common Shares on the date of the grant.

(6)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries. He was not granted any options in 2007.

Grants of Plan-based Awards for the Year Ended December 31, 2007

        The following table provides information about plan-based equity and DSU awards granted to the Named Executive Officers in 2007.

GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Equity Incentive Plan Awards(1)
Name and Position	Grant Type	Grant Date	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards(2) ($)		Grant Date Fair Value of Stock and Option Awards ($)
Douglas J.P. Squires Chief Executive Officer	RSUs Options	11/26/07 03/22/07	93,750	125,000	250,000	—		— 150,000	$	— 22.05	2,522,500(3) 808,500(4)
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	Options Options	03/22/07 12/07/07	—	—	—	—		50,000 1,000	$ $	22.05 14.84	269,500(4) 2,630(4)
Eugene N. Melnyk(5) President BLS	DSUs	06/28/07	—	—	—	43,426	(6)	—		—	1,100,000(7)
Gilbert Godin Executive Vice-President and Chief Operating Officer	Options	03/22/07	—	—	—	—		100,000		$22.05	539,000(4)
Greg Gubitz Senior Vice-President, Corporate Development	Options	03/22/07	—	—	—	—		83,333		$22.05	449,165(4)
Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary	Options	03/22/07	—	—	—	—		16,667		$22.05	89,835(4)

(1)
This column shows the threshold, target and maximum number of the performance-based RSUs granted in 2007 to Dr. Squires. On November 26, 2007, Dr. Squires was granted 125,000 performance-based RSUs. The RSUs granted to Dr. Squires are subject to specified performance objectives over the five-year performance period, tied to our total shareowner return as compared to that of a specified comparator group. The performance period commenced November 26, 2007 and ends November 26, 2012. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, as follows: if performance is achieved at the median of the comparator group, the RSUs will vest at one times the RSUs granted (the "Target"); if performance is achieved at or above the 75th percentile of the comparator group, the RSUs will vest at two times the RSUs granted (the "Maximum"); if performance is achieved at the 37.5th percentile of the comparator group, the RSUs will vest at 0.75 times the RSUs granted (the "Threshold"); if performance is achieved below the 37.5th percentile of the comparator group, no RSUs will vest; and the actual multiplier will be calculated by interpolating between the 37.5th, 50th and 75th percentile results using a linear payout curve.

(2)
The information contained in these two columns can also be found at the table entitled "Stock Option Grants" above.

(3)
The amount shown reflects the fair value of the RSUs, based on a Monte Carlo valuation, as at November 26, 2007, the date of grant. The value of the RSUs based on the market value of the Common Shares on the date of grant is disclosed in the table under "Report on Executive Compensation — Chief Executive Officer — Actual Compensation Paid" and the table entitled "Compensation of Named Executive Officers" above. These RSUs were granted under our 2007 Equity Compensation Plan.

(4)
The amounts represent the aggregate Black Scholes value of the options as at the date of grant. These options were granted under our then 2006 Option Plan (as defined below) and are now governed by our 2007 Equity Compensation Plan, other than the 1,000 options granted to Mr. Howling, which were granted under and are governed by our 2007 Equity Compensation Plan.

(5)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries.

(6)
BLS granted Mr. Melnyk 43,426 DSUs pursuant to the BLS DSU Plan. Now that Mr. Melnyk has resigned as an officer and director of BLS, the DSUs may be settled in cash with Mr. Melnyk.

(7)
The amount shown represents the fair value of the DSUs at the date the DSUs are granted, which is based on the closing market price of the underlying Common Shares on the NYSE on the date of grant.

Aggregated Options Exercised during Year ended December 31, 2007 and Option Values as at December 31, 2007

        The following table sets out certain information with respect to options to purchase Common Shares that were exercised by Named Executive Officers during the year ended December 31, 2007 and Common Shares under option to the Named Executive Officers as at December 31, 2007 pursuant to our equity-based compensation plans.

AGGREGATED OPTIONS EXERCISED DURING YEAR AND OPTION VALUES AT FISCAL YEAR-END

					Value of Unexercised in-the-Money Options at December 31, 2007(1)
	Option Awards		Unexercised Options at December 31, 2007
Name and Position	Shares Acquired on Exercise (#)	Aggregate Value Realized (US$)			Exercisable (US$)	Unexercisable (US$)
			Exercisable	Unexercisable
Dr. Douglas J.P. Squires Chief Executive Officer	0	0	262,500	237,500	0	0
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	0	0	116,950	77,500	0	0
Eugene N. Melnyk(2) President BLS	0	0	525,200	75,000	0	0
Gilbert Godin Executive Vice-President and Chief Operating Officer Drug Delivery	0	0	50,000	150,000	0	0
Greg Gubitz Senior Vice-President, Corporate Development	0	0	45,833	137,500	0	0
Wendy A. Kelley Senior Vice-President, General Counsel, and Corporate Secretary	0	0	4,166	12,501	0	0

(1)
The value of unexercised in-the-money options is calculated using the closing price of the Common Shares on the NYSE on December 31, 2007 (US$13.46), less the exercise price of such options.

(2)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries.

Outstanding Equity Awards at Fiscal Year-end

        The following table provides information on the current holdings of option and stock awards by the Named Executive Officers as at December 31, 2007. Certain terms of our options, including vesting and expiry date, are subject to the provisions of the applicable option plan and the employment agreements of our Named Executive Officers, for additional information see the descriptions of equity incentive compensation in "Equity Compensation Plan Information — Option and RSU Plans" and "Employment and Termination Agreements" below.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards								Stock Awards
Name and Position	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)		Option Expiry Date	Value of Underlying Unexercised In-the-Money Options at Fiscal Year End ($)	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Douglas J.P. Squires Chief Executive Officer	10/07/04 03/15/05 03/20/06 03/22/07	112,500 37,500 75,000 37,500	37,500 12,500 75,000 112,500	(1) (2) (3) (4)		18.75 17.00 24.50 22.05	10/07/09 03/15/10 03/30/11 03/22/12	0.00 0.00 0.00 0.00	11/26/07	125,000	(5)	1,682,500	(6)
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	08/21/01 02/06/03 12/11/03 06/11/04 03/15/05 03/30/06 03/22/07 12/07/07	2,000 12,600 4,000 14,850 45,000 25,000 12,500 1,000	0 0 0 0 15,000 25,000 37,500 0	(2) (3) (4)	C$ C$	43.95 46.83 24.51 18.75 17.00 24.50 22.05 14.84	08/21/08 02/06/08 12/11/08 06/11/09 03/15/10 03/30/11 03/22/12 12/07/12	0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00	—	—		—
Eugene N. Melnyk(7) President BLS	02/06/03 12/11/03 06/11/04 03/15/05	150,100 150,000 100 225,000	0 0 0 75,000	(7)		31.00 18.75 18.75 17.00	02/06/08 12/11/08 06/11/09 03/15/10	0.00 0.00 0.00 0.00	—	—		—
Gilbert Godin Executive Vice-President and Chief Operating Officer	05/23/06 03/22/07	25,000 25,000	75,000 75,000	(8) (4)		25.78 22.05	05/23/11 03/22/12	0.00 0.00	—	—		—
Greg Gubitz Senior Vice-President, Corporate Development	03/30/06 03/22/07	25,000 20,833	75,000 62,500	(9) (4)	C$	28.50 22.05	03/30/11 03/22/12	0.00 0.00	—	—		—
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	03/22/07	4,166	12,501	(4)		22.05	03/22/12	0.00	—	—		—

(1)
These options vest on November 15, 2008.

(2)
These options vested on March 1, 2008.

(3)
These options vest or have vested in increments as follows: 1/2 on March 1, 2008 and 1/2 on March 1, 2009.

(4)
These options vest or have vested in increments as follows: 1/3 on March 1, 2008; 1/3 on March 1, 2009 and 1/3 on March 1, 2010.

(5)
On November 26, 2007, Dr. Squires was granted 125,000 performance-based RSUs. The RSUs granted to Dr. Squires are subject to the achievement of specified performance objectives over a five year performance period, ending on November 26, 2012, tied to our total shareholder return as compared to that of a specified comparator group. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted. The amount above assumes the satisfaction of the performance objectives at the median of the comparator group (i.e. 100% of the performance objective) and vesting of one times the RSUs. If the performance objectives of these RSUs are achieved at the threshold level, being at the 37.5th percentile of the comparator group, the number of RSUs reportable would be 93,750, being 75% of the RSUs originally granted.

(6)
The market value as of December 31, 2007 (based on a closing market price of the Common Shares on the NYSE of $13.46), shown above, assumes the satisfaction of the performance objectives at the median of the comparator group (i.e. 100% of the performance objective) and vesting of one times the RSUs. If the performance objectives of these RSUs are achieved at the threshold level, being at the 37.5th percentile of the comparator group, then 75% of the RSUs, being 93,750 RSUs, will vest, the market value of which as of December 31, 2007 was $1,261,875

(7)
Effective February 25, 2008, Mr. Melnyk resigned as President of BLS and is no longer employed by or a director of Biovail Corporation or any of its subsidiaries. Under the BLS DSU Plan, BLS granted to Mr. Melnyk 43,426 DSUs and 71,633 DSUs on June 28, 2007 and August 3, 2005, respectively, as further described in the tables under "Compensation of Named Executive Officers" and "Grants of Plan-Based Awards". Now that Mr. Melnyk has resigned as an officer and director of BLS, these DSUs may be settled in cash with Mr. Melnyk. Factoring in the DSUs granted to Mr. Melnyk in connection with the payment of dividends on Common Shares, as of December 31, 2007, Mr. Melnyk held 128,309 DSUs. The market value of these DSUs as of December 31, 2007 was $1,727,045 (based on a closing market price of the Common Shares on the NYSE of $13.46).

(8)
These options vest in increments as follows: 1/3 on May 23, 2008; 1/3 on May 23, 2009 and 1/3 on May 23, 2010.

(9)
These options vest in increments as follows: 1/3 on March 30, 2008; 1/3 on March 30, 2009 and 1/3 on March 30, 2010.

Equity Compensation Plan Information

        The following table sets forth the securities authorized for issuance as at December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Units (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b)) (US$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Equity Compensation Plans Approved by Security Holders(1)	5,506,461	$23.02	6,396,422	(1)(2)
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total	5,506,461	$23.02	6,396,422

(1)
Under the 2007 Equity Compensation Plan, the maximum number of Common Shares issuable upon the vesting of RSUs has been set at 25% of the Common Shares reserved for issuance under the 2007 Equity Compensation Plan.

(2)
Of this number, 2,282,366 Common Shares are reserved for issuance under our Employee Stock Purchase Plan (described below).

Option and RSU Plans

        In 1993, we adopted our 1993 Stock Option Plan, as amended (the "1993 Option Plan"), which was subsequently approved by our shareholders on March 28, 1994. On June 25, 2004, our shareholders approved our 2004 Stock Option Plan (the "2004 Option Plan") and on June 27, 2006, our shareholders approved our 2006 Stock Option Plan (the "2006 Option Plan"). On May 16, 2007, our shareholders approved amendments to the 2006 Option Plan, which included, among other things, the ability to grant RSU awards and more detailed amendment provisions. The amended plan was renamed the "2007 Equity Compensation Plan". Outstanding options granted under the 2006 Option Plan prior to May 16, 2007 continue to be governed by the provisions of the 2007 Equity Compensation Plan as if such options had been granted under such plan.

        As at March 12, 2008, there were 928,348 Common Shares (0.6% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 1993 Option Plan. We ceased granting options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised. As at March 12, 2008, 11,754,845 Common Shares (7.3% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 1993 Option Plan.

        As at March 12, 2008, there were 2,263,852 Common Shares (1.4% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 2004 Option Plan. We ceased granting options under the 2004 Option Plan following the adoption of the 2006 Option Plan in June 2006 and it is intended that this plan will cease to exist once all of the options granted under the 2004 Option Plan have expired or have been exercised. As at March 12, 2008, 775,201 Common Shares (0.5% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2004 Option Plan.

        As at March 12, 2008, 42,783 Common Shares (0.03% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2007 Equity Compensation Plan (including under the 2006 Option Plan) and no Common Shares had been issued in connection with the vesting of RSUs granted under the 2007 Equity Compensation Plan. As at March 12, 2008, a total of 5,957,217 Common Shares (3.7% of the issued and outstanding Common Shares) remained reserved for issuance under the 2007 Equity Compensation Plan, representing (a) 1,569,455 Common Shares (1.0% of the issued and outstanding Common Shares) issuable in respect of options and 250,000 Common Shares (0.2% of the issued and outstanding Common Shares) issuable in respect of RSUs granted and which remain outstanding under such plan (representing a total of 1,819,455 Common Shares or 1.1% of the issued and outstanding Common Shares) and

(b) 4,137,762 Common Shares (2.6% of the issued and outstanding Common Shares) available for issuance in respect of any future option or RSU grants under such plan.

2007 Equity Compensation Plan

        Under the 2007 Equity Compensation Plan, options or RSUs may be granted to such of our eligible employees, officers and consultants, and those of our subsidiaries and affiliates, as the Board of Directors may determine. Our directors are not eligible to receive options or RSUs under the 2007 Equity Compensation Plan, however, our officers who are also directors are entitled to receive options or RSUs in their capacity as our officers or those of our subsidiaries or affiliates. A maximum of 6,000,000 Common Shares (3.7% of the issued and outstanding Common Shares as at March 12, 2008) may be issued from treasury pursuant to the exercise of options or in connection with the vesting of RSUs under the terms of the 2007 Equity Compensation Plan. A sub-limit, restricting the Common Shares reserved for issuance from treasury upon the vesting of RSUs, has been set at 25% of the maximum number of Common Shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 Common Shares or 0.9% of the issued and outstanding Common Shares, based on a maximum of 6,000,000 Common Shares).

        To the extent permitted by applicable law, the Board of Directors may, from time to time, delegate to a committee of the Board of Directors all or any of the powers conferred on the Board of Directors under the 2007 Equity Compensation Plan.

        Under the terms of the 2007 Equity Compensation Plan:

  (a)
  the number of Common Shares reserved for insiders issuable from treasury, at any time, under the 2007 Equity Compensation Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

  (b)
  the number of Common Shares issued from treasury to insiders, within any one year period, under the 2007 Equity Compensation Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

  (c)
  the number of options and RSUs in aggregate granted pursuant to the 2007 Equity Compensation Plan to any one participant during any calendar year must not exceed 20% of the total number of options and RSUs in aggregate granted pursuant to the 2007 Equity Compensation Plan during such calendar year;

  (d)
  the number of Common Shares to be issued under the 2007 Equity Compensation Plan to any one participant during each calendar year during the term of the 2007 Equity Compensation Plan shall not exceed the lesser of (i) 5% of the issued and outstanding Common Shares and (ii) 7,987,450 Common Shares; and

  (e)
  the number of Common Shares reserved for issuance and issued from treasury pursuant to the 2007 Equity Compensation Plan to any one participant at any time must not exceed 25% of the total number of Common Shares that may be issued from treasury under the 2007 Equity Compensation Plan.

        In addition, the maximum number of Common Shares issuable from treasury in respect of RSUs that are subject to performance goals (as described further below), during any calendar year, to any one participant is 90,000 Common Shares, provided however, that if the performance period is less than three consecutive fiscal years, such maximum number will be determined by multiplying 90,000 by a fraction, the numerator of which is the number of days in the performance period and the denominator of which is 1095.

        Options and RSUs granted under the 2007 Equity Compensation Plan cannot be assigned or transferred, except in the case of death or, in the case of options, as may be permitted by the rules and policies of an applicable stock exchange or applicable law; however, assignment or transfer of options may be permitted by the Board of Directors, where the Board of Directors or a committee thereof has considered in good faith and consented to any request by an option holder for consent to assign or transfer any option, provided such assignment or transfer is consistent with the purposes of the 2007 Equity Compensation Plan. However, no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration.

        Holders of RSUs will not have any voting rights with respect to Common Shares underlying the RSUs until such Common Shares are issued to the holder following vesting.

        The 2007 Equity Compensation Plan provides that the Board of Directors will designate those persons to whom options or RSUs will be granted. In the case of options, the Board of Directors will consider the participant's achievement of performance objectives under our equity-based incentive program, our achievement of our strategic goals and objectives as a company and the contribution that participant has made, or in the case of a new participant, the contribution that participant is expected to make in furtherance of our overall goals. In the case of RSUs, the Board of Directors may condition the granting or vesting of RSUs upon the attainment of specified performance goals which may be based on one or more of a number of specified criteria as set out in the plan.

        Options granted under the 2007 Equity Compensation Plan expire on the fifth anniversary of the date of grant. However, if the option expires during a blackout period (a period when the option holder is prohibited from trading pursuant to securities regulatory requirements or our written policies), then the term will be extended and shall expire on the tenth business day following the end of the blackout period. Options will vest and be exercisable in the manner determined by the Board of Directors and specified in the applicable option agreement.

        In March 2007, the Board adopted a policy whereby options will vest in equal proportions on the first, second and third anniversaries of the option grant. Prior to this, options vested as to 25% on the first, second, third and fourth anniversaries of the option grant or as to 25% on the date of grant and the first, second and third anniversaries of the option grant. The new policy applied to options granted to executives and employees in connection with their performance in 2007. In addition, under a Biovail program designed to reward employees for long-standing service, options granted to employees vest immediately upon grant. This program has been discontinued.

        Unless provided otherwise in the applicable unit agreement, RSUs will vest on the third anniversary date from the date of grant, subject to the attainment of any applicable performance goals specified by the Board of Directors. Any RSUs that do not vest as a result of a determination that a holder of RSUs has failed to attain the prescribed performance goals will be forfeited immediately upon such determination. If an RSU vests during a blackout period (as described above), then the vesting date of such RSU will be extended to the first business day following the end of the blackout period.

        The exercise price of each option, which may be denominated in Canadian or U.S. dollars, will be determined by the Board of Directors, but in any event will be no less than the volume weighted average trading price of the Common Shares on the TSX or NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater).

        Except for adjustments made pursuant to the anti-dilution provisions, no option may be repriced to reduce the exercise price of such option below the exercise price as of the date of grant, nor will any options be cancelled and replaced with new options with a lower exercise price, without shareholder approval.

        Each vested RSU represents the right of a holder to receive one Common Share, to be issued either from treasury or provided by us through market purchases. Unless provided otherwise in the applicable unit agreement, we may, in lieu of all or a portion of the Common Shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of a Common Share on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Common Shares on the vesting date on the TSX, the NYSE or other stock exchange where the majority of the trading volume and value of the Common Shares occurs.

        Except as otherwise determined by the Board of Directors on the date of grant, additional RSUs will be allocated to holders on the payment date of the dividends on the Common Shares, the number of which shall be the quotient determined by dividing: (a) the total amount of dividends declared and that would have been paid to the holder if the RSUs held on the record date had been Common Shares, by (b) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of the Common Shares occurs on the payment date of such dividends. Fractional RSUs shall not be granted and any such additional RSUs will have the same vesting dates and will vest in accordance with the same terms as the RSUs in respect of which such additional RSUs are credited.

        Options granted under the 2007 Equity Compensation Plan to an employee or officer option holder can only be exercised during an option holder's continued employment or term of office with our company, subject to the following conditions:

  (a)
  Disability. If an option holder becomes disabled, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of disability and the date on which the exercise period of the particular option expires;

  (b)
  Death. If an option holder dies while employed by our company, all options that have vested may continue to be exercised by legal representatives of the option holder until the earlier of 180 days following the date of death and the date on which the exercise period of the particular option expires;

  (c)
  Retirement. If an option holder retires, all options that have vested may continue to be exercised by the option holder until the earlier of 180 days from the date of retirement and the date the exercise period of the particular option expires; and

  (d)
  Termination Without Cause or Resignation. If an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder until the earlier of 60 days after the date of termination and the date the exercise period of the particular option expires.

        In each of the circumstances described in the foregoing paragraphs (a) through (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        In the case of a consultant option holder, where such consultant option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested options may continue to be exercised by such option holder until the earlier of 60 days from the date of termination, death or disability and the date on which the exercise period of the particular option expires. In the event that the consultant option holder's consulting agreement or arrangement is terminated by us or one of our related entities for breach of the consulting agreement or arrangement, then any options held by such consultant option holder immediately expire and are cancelled on the date of termination of such consulting agreement or arrangement.

        Any options held by a consultant option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors may not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        In the event of an RSU holder's retirement, death, disability or suspension of employment or term of office due to a leave of absence, any unvested RSUs will vest as follows:

  (a)
  Retirement. Provided that an RSU holder has been continuously employed by our company or one of our affiliates for a 12-month period following the date of grant of RSUs, if the holder retires prior to the vesting of RSUs, then such RSUs will vest on the vesting date (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs that will vest on the vesting date will be prorated based on the number of days that the holder provided active service to our company or one of our affiliates following the date of grant. If the RSU holder has not been continuously employed by our company or one of our affiliates for a 12-month period, then all unvested RSUs will be cancelled on the date of retirement;

  (b)
  Death. If an RSU holder dies while an employee or officer of, or while a consultant to, our company or one of our affiliates and prior to the vesting of RSUs, then such RSUs will vest on the date of death (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs that will vest on the date of death will be prorated based on the number of days that the holder provided active service to our company or one of our affiliates following the date of grant;

  (c)
  Disability. If an RSU holder becomes disabled while an employee or officer of, or while a consultant to, our company or one of our affiliates and prior to the vesting of RSUs, then such RSUs will vest on the date of disability (subject to the attainment of performance goals and other factors, if any), provided that the number of RSUs which will vest on the date of disability will be prorated based on the number of days that the RSU holder has provided active service to our company or one of our affiliates following the date of grant;

  (d)
  Legal Leave of Absence. If an RSU holder's employment or term of office is suspended by reason of a leave of absence required under applicable law (including employment law), any unvested RSUs on the date of such suspension will vest on the vesting date (subject to the attainment of performance goals and other factors, if any) as if such leave of absence had not occurred; and

  (e)
  Personal Leave of Absence. Provided that an RSU holder has been continuously employed by our company or one of our affiliates for a 12-month period following the date of grant of an RSU, where the holder's employment or term of office is suspended by reason of a personal leave of absence approved by us or our affiliate (as the case may be), any unvested RSUs on the date of such suspension will vest on the vesting date (subject to the attainment of performance goals and other factors, if any) as if such leave of absence had not occurred. If the RSU holder has not been continuously employed by our company or one of our affiliates for such 12-month period, then all unvested RSUs will be cancelled immediately prior to commencement of the leave of absence.

        In each of the circumstances described in the foregoing paragraphs (other than (d)), any remaining unvested RSUs will be cancelled on the date of retirement, death or disability, or the commencement of the personal leave of absence, as the case may be. Notwithstanding the foregoing provisions, the Board of Directors may permit the vesting of any RSUs held in the manner and on the terms authorized by the Board of Directors.

        Where an RSU holder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer RSU holder, termination by our company or one of our affiliates without cause; or

  (b)
  in the case of a consultant RSU holder, any reason whatsoever other than for breach of the consulting agreement or arrangement,

then any RSUs that are unvested on the date of such termination will vest on the termination date (subject to the attainment of performance goals and other factors, if any) provided that the number of RSUs that will vest on such date will be prorated based on the number of days that the RSU holder provided active service to us or our affiliate following the date of grant.

        Where an RSU holder's employment, term of office or consulting agreement or arrangement terminates by reason of:

  (a)
  in the case of an employee or officer RSU holder,

  (i)
  voluntary resignation, or

  (ii)
  termination by our company or one of our affiliates for cause, or

  (b)
  in the case of a consultant RSU holder,

  (i)
  voluntary termination, or

    (ii)
    termination by our company or one of our affiliates for breach of the consulting agreement or arrangement,

then any RSUs that are unvested on the date of such termination or resignation will be forfeited and cancelled on the termination date.

        Options and RSUs are not affected by a change of employment or consulting arrangement within or among our company or one of our affiliated entities for so long as the individual continues to be an eligible participant under the plan.

        An option holder or RSU holder whose employment, term of office or consulting agreement or arrangement is terminated, or who has retired, died or is disabled, shall no longer be eligible to receive further grants of options under the 2007 Equity Compensation Plan.

        In addition to the foregoing, the 2007 Equity Compensation Plan provides that:

  (a)
  if an option holder or RSU holder engages in a business that competes with that of our company, or any activity that would be considered detrimental to our company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to us an amount equal to any gain realized as a result of the exercise of the option; (iii) prior to any vesting of RSUs, all RSUs held by the RSU holder will terminate and be cancelled; or (iv) during the one-year period commencing on the date one or more RSUs vest, the RSU holder will be required to pay to us an amount equal to the market price of the Common Shares and/or the cash amount received by the RSU holder, plus any other gain realized as a result of the vesting of the RSUs, issuance of the Common Shares and/or payment of the cash amount; and

  (b)
  if an option holder or RSU holder has been employed by our company or one of our affiliates for at least 10 consecutive years, the 2007 Equity Compensation Plan provides that, provided that the sum of the holder's age and the years of service with us, or our affiliate, equals "70", upon the retirement, death, disability or termination (other than in the case of a termination for cause) (i) all of the unvested options held by such holder will immediately vest and become exercisable, (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the retirement, death, disability or termination with us, and (iii) all unvested RSUs held by such holder will immediately vest.

        The 2007 Equity Compensation Plan includes customary anti-dilution provisions for the benefit of holders of options or RSUs. In addition, if there is a change in control of our company, the 2007 Equity Compensation Plan provides that the Board of Directors may, without the consent of the option holder or RSU holder, take steps to cause the conversion or exchange of any outstanding options or RSUs into or for cash or securities of substantially equivalent (or greater) value, as determined by the Board of Directors in its discretion, in any entity participating in or resulting from the change in control. In addition, the Board of Directors may elect to accelerate the vesting of any or all outstanding options or RSUs (in which case the Board of Directors may also determine that the outstanding options or RSUs will be purchased by us at a prescribed change in control price) or shall otherwise take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding options or RSUs and/or the exercise price of options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders or RSU holders. If an acquiror makes an offer to purchase all of the Common Shares which is accepted by all holders of Common Shares (or by a sufficient number to permit the balance of the outstanding Common Shares to be statutorily acquired), each option holder shall be required to either exercise all vested options and sell the Common Shares to the acquiror on the same terms and conditions as the offer or have such vested options cancelled. In such a case, in the event that the Board of Directors does not elect to accelerate the vesting of options or RSUs, any unvested options or RSUs then held by option holders or RSU holders shall terminate on the date that the acquiring party completes its acquisition of Common Shares. Such change in control provisions are subject to the terms of any employment or consulting agreement with a participant.

        For purposes of the 2007 Equity Compensation Plan, a "change in control" means: (i) the completion of a transaction pursuant to which (A) our company goes out of existence or (B) any person, or any associate or related entity of such person (other than our company, any trustee or other fiduciary holding securities under any of our employee benefit plans or that of any of our related entities, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of Common Shares) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of the resulting company; (ii) the lease, exchange, license, sale or other similar disposition of all or substantially all of our assets in one transaction or a series of related transactions to an entity following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of such entity, or if such entity is not a corporation, the Chairman of the Board of Directors prior to the transaction taking place does not hold a position with such entity entitling him to perform functions similar to those performed by the chairman of a board of directors of a corporation; (iii) our dissolution or liquidation except in connection with the distribution of our assets to one or more persons which were related entities prior to such event; (iv) during any period of 30 consecutive months beginning on or after the date of the 2007 Equity Compensation Plan, the incumbent directors cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the 2007 Equity Compensation Plan shall be deemed to be an incumbent director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as incumbent directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or (v) a merger, amalgamation, arrangement or consolidation of our company with any other corporation following which the Chairman of the Board of Directors prior to the transaction taking place is no longer Chairman of the Board of Directors, other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of our company (or similar transaction) in which no person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of our outstanding securities shall not constitute a change in control.

        Although it is intended that RSUs granted will comply with the performance-based exception under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), RSUs may be granted that do not comply with such exception.

        As approved by our shareholders at the 2007 annual meeting, we adopted more detailed amendment procedures to the plan. Under the new amendment procedures, the Board of Directors may amend, suspend, discontinue or terminate the plan or amend an option or RSU in such respects as it, in its sole discretion, determines appropriate. However, no such action may, without the consent of an option holder or RSU holder, alter or impair any rights or obligations arising from any option or RSU previously granted to an option holder or RSU holder unless the Board of Directors determines that the action would not materially and adversely affect the rights of the holder. In addition, no such action will be undertaken that would cause a previously granted option or RSU intended to qualify for favourable treatment under Section 162(m) of the Code to cease to so qualify. Notwithstanding the foregoing, no such action is effective until shareholder approval is obtained where such shareholder approval is required under Section 162(m) of the Code or the rules of any stock exchange on which Biovail's securities are listed or traded. In addition, shareholder approval is required for:

  (a)
  any amendment to increase the number of Common Shares reserved for issuance from treasury under the plan;

  (b)
  any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option constituting a reduction of the exercise price);

  (c)
  any amendment to extend the term of an outstanding option beyond the originally scheduled expiry date for that option;

  (d)
  any amendment to the eligible participants under the plan that would permit the introduction or reintroduction of non-employee directors to participate under the plan on a discretionary basis;

  (e)
  any amendment that would alter the transferability or assignability of options or RSUs under the plan; and

  (f)
  any amendment to the plan to provide for other types of compensation through equity issuances,

unless the change results from the application of the anti-dilution provisions of the plan.

        Any approval from our shareholders required above under any of our plans will be given by approval of the holders of a majority of the Common Shares voting in respect of the resolution at a duly called meeting of our shareholders. If required by the rules of any stock exchange on which our securities are listed, the votes of Common Shares held directly or indirectly by insiders benefiting from the action will be excluded.

        Examples of the types of amendments that the Board of Directors may make without seeking shareholder approval include, without limitation:

  (a)
  amendments to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

  (b)
  amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision of the plan which may be incorrect or incompatible with any other provision of the plan;

  (c)
  changes to the vesting provisions of the plan or any option or RSU; or

  (d)
  changes to the termination provisions of the plan or any option or RSU which, in the case of an option, does not entail an extension beyond the originally scheduled expiry date for that option.

Historical Plans — 2004 Option Plan and 1993 Option Plan

        As discussed above, we ceased granting options under the 2004 Option Plan and the 1993 Option Plan and we intend that these plans will cease to exist once all of the options granted under such plans have expired or have been exercised. As approved by shareholders at the 2007 annual meeting, effective May 16, 2007, we amended the amendment provisions contained in each of the 2004 Option Plan and 1993 Option Plan and replaced them with more detailed amendment procedures which are substantially similar to the amendment procedures now contained in the 2007 Equity Compensation Plan (see "— 2007 Equity Compensation Plan"). In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, in 2007, the Board of Directors approved amendments to the transferability provisions of the 2006 Option Plan (now the 2007 Equity Compensation Plan), the 2004 Option Plan and the 1993 Option Plan which confirmed that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval was not sought in connection with these changes as the amendments were viewed as being "housekeeping" in nature.

        As approved by shareholders at the 2006 annual meeting, effective June 27, 2006, we amended the terms of the outstanding options granted under the 2004 Option Plan and the 1993 Option Plan, in order that the terms be consistent with the 2006 Option Plan (now the 2007 Equity Compensation Plan). The following is a summary of the amendments to such options:

  (a)
  notwithstanding any applicable limitations on assignability or transferability, the Board of Directors or the committee will be obligated to consider in good faith any request by an option holder for consent to assign or transfer any outstanding options, provided that the Board of Directors or committee, in determining whether to consent, will consider whether such assignment or transfer is consistent with the purposes of the applicable plan. As discussed above, the Board of Directors subsequently approved amendments to the transferability provisions which confirm that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration;

  (b)
  notwithstanding any applicable expiration provisions, if an option expires during a blackout period, then the term of the option will be automatically extended and expires on the tenth business day following the end of the blackout period;

  (c)
  where the maximum period for exercise of vested options following termination of an option holder is 30 days, that such period will be extended to 60 days; and

  (d)
  in the case of options granted under the 1993 Option Plan, unless the Board of Directors otherwise determines, such options will not be affected by a change of employment or consulting arrangement within or among our company or one or more of our related entities for so long as the option holder continues to be an eligible participant under such plan.

        In addition, the Board of Directors will consider, in good faith, any request by an option holder under the 1993 Option Plan or the 2004 Option Plan to amend the terms of any outstanding options which would provide such option holder with the benefit of any provisions of the 2006 Option Plan (now the 2007 Equity Compensation Plan) which would not otherwise be available to such option holder.

        The paragraphs below summarize the remaining provisions governing the outstanding options under the 2004 Option Plan and the 1993 Option Plan.

  2004 Option Plan

        Under the 2004 Option Plan, options could have been granted to such eligible employees, officers, directors and consultants as the Board of Directors may determine. The terms of the 2004 Option Plan provide that the Board of Directors may in its discretion vary the manner and terms pursuant to which options granted under the plan are exercised. The Compensation, Nominating and Corporate Governance Committee recommended to the Board of Directors that options granted under the 2004 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant. Options granted under the 2004 Option Plan expire on the fifth anniversary of the date of grant, unless another date was specified by the Board of Directors or a committee, provided that such date did not extend beyond the tenth anniversary of the date of grant.

        The exercise price of each option, which could be denominated in Canadian or U.S. dollars, was determined by the Board of Directors and was not less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day was greater on the NYSE, on the trading day prior to the date of grant. If the Common Shares were not traded on that day, the weighted average trading price on the preceding day on which there was trading, was used for this purpose. However, effective January 1, 2005 under the requirements of the TSX, generally the exercise price of an option could not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of grant. Accordingly, options granted under the 2004 Option Plan since that time were granted at exercise prices calculated under such TSX requirements.

        Under the terms of the 2004 Option Plan:

  (a)
  the maximum number of Common Shares that could have been reserved for issuance under options to any one participant could not exceed 5% of the issued and outstanding Common Shares;

  (b)
  the maximum number of Common Shares that could have been reserved for issuance pursuant to options granted to insiders under the plan, together with Common Shares issuable to insiders under our other share compensation arrangements, at any time could not exceed 10% of the issued and outstanding Common Shares;

  (c)
  the maximum number of Common Shares that could have been issued to an insider within any one-year period, together with Common Shares issuable to insiders during that one year period under our other share compensation arrangements, could not exceed 10% of the Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (d)
  the maximum number of Common Shares that could have been issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under our other share compensation arrangements, could not exceed 5% of the Common Shares that were issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (e)
  the maximum number of Common Shares that could have been issued to any one participant during each calendar year could not exceed 5% of the Common Shares that were issued and outstanding; and

  (f)
  the aggregate number of Common Shares that could have been issued to non-employee directors as a group, under the plan, together with any Common Shares that could have been issued to non-employee directors, as a group, under any of our predecessor stock option plans could not exceed 350,000.

        Options granted under the 2004 Option Plan cannot be assigned or transferred, except in the case of death or as may be permitted by the rules and policies of any applicable stock exchange or applicable law. The transferability provisions were amended as approved by shareholders at the 2006 annual meeting and by the Board of Directors in 2007, as described above.

        Options granted under the 2004 Option Plan to an employee, director or officer option holder can only be exercised during an option holder's continued employment or term of office with our company, subject to the following conditions:

  (a)
  if an option holder becomes entitled to the payment of disability benefits, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of disability;

  (b)
  if an option holder dies while employed by our company, all options that have vested may continue to be exercised by legal representatives of the option holder up to a maximum of 180 days following the date of death;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of retirement; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder up to a maximum period of 60 days after the date of termination (as amended as described above).

        In each of the circumstances described in the foregoing paragraphs (a) to (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee, director or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        In the case of a consultant option holder, where such option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested options may continue to be exercised by such option holder for a maximum period of 60 days from the date of termination, death or disability (as amended as described above). Any options held by the option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. Where a consulting agreement or arrangement is terminated for breach of the consulting agreement or arrangement, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date. Notwithstanding the foregoing provisions, the Board of Directors may permit the exercise of any options held in the manner and on the terms as authorized by the Board of Directors, provided that the Board of Directors will not authorize the exercise of an option beyond the expiration of the applicable exercise period.

        Options are not affected by a change of employment or a consulting arrangement within or among our company or any of our affiliated entities for so long as the individual continues to be an eligible participant under the 2004 Option Plan.

        An option holder whose employment, term of office or consulting agreement or arrangement was terminated, or who has retired, died or is disabled, was no longer eligible to receive further grants of options under the plan.

        In addition to the foregoing, the 2004 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of our company, or any activity that would be considered detrimental to us: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to us an amount equal to any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by our company or one of our affiliates for at least 10 consecutive years, the 2004 Option Plan provides that on the date that the sum of the option holder's age and the years of service with us, or our affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with us.

        The 2004 Option Plan includes customary anti-dilution provisions for the benefit of holders of options. As well, the 2004 Option Plan includes change in control provisions which are substantially similar to the change in control provisions contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

        As described above, the amendment procedures under the 2004 Option Plan were amended as approved by shareholders at the 2007 annual meeting and were replaced with more detailed amendment procedures which are substantially similar to the amendment procedures contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

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

        Options granted under the 1993 Option Plan are non-transferable, except to a personal holding corporation of the option holder or by will or the laws of descent and distribution. The transferability provisions were amended as approved by shareholders at the 2006 annual meeting and by the Board of Directors in 2007, as described above.

        Under the 1993 Option Plan, the Board of Directors may determine the periods of time during which an option holder may exercise an option following termination of employment or other relationship with our company or the death or permanent and total disability of the option holder. The applicable provisions concerning expiration and vesting of outstanding options on termination without cause or voluntary resignation in certain circumstances were amended as approved by shareholders at the 2006 annual meeting as described above.

        If an option holder has been employed by our company or one of our subsidiaries for at least 10 consecutive years, the 1993 Option Plan provides that on the date that the sum of the option holder's age and the years of service with us or our subsidiary equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the cessation of the option holder's employment with us or our subsidiary.

        The 1993 Option Plan includes customary anti-dilution provisions for the benefit of holders of options. In addition, if there is a change in control or dissolution or liquidation of our company, the Board of Directors may accelerate the vesting of any or all outstanding options (and in such case, may terminate all such options prior to consummation of the transaction unless exercised within a prescribed period), provide for payment of an amount equal to the excess of the fair market value over the option price in exchange for the surrender of such options or provide for the assumption or substitution of such options.

        As described above, the amendment procedures under the 1993 Option Plan were amended as approved by shareholders at the 2007 annual meeting and were replaced with more detailed amendment procedures which are substantially similar to the amendment procedures contained in the 2007 Equity Compensation Plan. See "— 2007 Equity Compensation Plan".

Employee Stock Purchase Plan

        Our Employee Stock Purchase Plan ("EPP") was approved by shareholders at the Special Shareholders' Meeting held on January 2, 1996. The purpose of the EPP is to provide a convenient method for our employees to participate in the share ownership of our company or to increase their share ownership in our company via payroll or contractual deductions. Our directors, officers and insiders are not eligible to participate in the EPP.

        At the discretion of a committee of the Board of Directors that administers the EPP, we may issue directly from treasury or purchase shares in the market from time to time to satisfy our obligations under the EPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration in effect at the start of any offering period. Each offering period is based on a six month duration and is announced from time to time.

        The purchase price shall be 90% of the fair market value per Common Share on the date on which the offering period ends. The fair market value of the Common Shares on such date is the closing market price at which the Common Shares are traded on the TSX, the NYSE or such other exchange or market upon which the Common Shares are posted for trading.

        If an employee enrolled in the EPP ceases to be employed by our company during an offering period, all amounts held in such employee's account will be refunded to him or her. Employees may terminate their participation in the EPP by notifying us at any time prior to the closing of an offering period. All amounts held in such employee's account will be refunded to him or her.

        The EPP may, subject to certain exceptions, be amended, suspended or terminated by our company at any time, but no such action shall have any retroactive effect that would prejudice the interests of any participants thereunder. As at March 12, 2008, a total of 101,195 Common Shares have been issued under the EPP, representing 0.06% of the issued and outstanding Common Shares. As at March 12, 2008, a total of 2,282,366 Common Shares remained in reserve under such plan, representing approximately 1.4% of the issued and outstanding Common Shares.

Employment and Termination Agreements

        The following section outlines the material terms of the employment agreements for our Named Executive Officers. Unless otherwise indicated: (a) all payments to be made under any of the following arrangements are made by Biovail Corporation; (b) each Named Executive Officer is entitled to participate in our health and dental benefits plan; (c) each Named Executive Officer has executed a standard form of confidentiality agreement; and (d) capitalized terms used in this section, but not otherwise defined herein, have the meaning given to them in the respective Named Executive Officer's employment agreement. The Compensation, Nominating and Corporate Governance Committee understands the long-term implications of each of these employment agreements and the limitations that these employment agreements may impose on changing the compensation mix. The Compensation, Nominating and Corporate Governance Committee has, however, adopted an updated standard for executive employment agreements that will be implemented for new hires and promotions.

        For purposes of the employment agreements of each of the Named Executive Officers, "Change of Control" is defined as:

  (a)
  the completion of a transaction pursuant to which (A) we go out of existence or (B) any person, or any Associate (as such terms are defined in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended from time to time, or such other successor rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern trades in securities to employees, officers, directors or consultants ("NI 45-106")) or Related Entity (as such term is defined in NI 45-106) of such person (other than us, any trustee or other fiduciary holding securities under any employee benefit plan of ours or a Related Entity, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our Common Shares) hereafter acquires the direct or indirect "beneficial ownership" (as defined in the CBCA) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities;

  (b)
  the lease, exchange, license, sale or other similar disposition of all or substantially all of our assets in one transaction or a series of related transactions to a person, or any Associate or Related Entity of such person (other than our Associates or a Related Entity, any trustee or other fiduciary holding securities under any employee benefit plan of ours or a Related Entity, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our common shares);

  (c)
  our dissolution or liquidation except in connection with the distribution of our assets to one or more persons which were Related Entities prior to such event;

  (d)
  during any period of 24 consecutive months beginning on or after the date of the employment agreement (or, in the case of Dr. Squires, the date of the 2007 Equity Compensation Plan), the persons who were members of the Board of Directors immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the employment agreement (or, in the case of Dr. Squires, the date of the 2007 Equity Compensation Plan) shall be deemed to an Incumbent Director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or prior to the operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or

  (e)
  a merger, amalgamation, arrangement or consolidation with any other corporation other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization (or similar transaction) in which no person (other than those covered by the exceptions in paragraph (a) above) acquires more than 50% of the combined voting power of our then outstanding securities shall not constitute a Change of Control.

  Dr. Douglas J.P. Squires, Chief Executive Officer.

        Under Dr. Squires' employment agreement made October 7, 2004, as amended and restated effective September 1, 2007, Dr. Squires is entitled to receive a base salary of $825,000. He is eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 75% of his base salary for 2007 and 100% for 2008. Dr. Squires is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 112,550 options and 9,375 RSUs.

        Separate from his annual target awards, Dr. Squires is also entitled to: (i) 125,000 RSUs in 2007; (ii) 62,500 RSUs in 2008; and (iii) 62,500 RSUs in 2009, in each case subject to the performance criteria and performance period approved by the Compensation, Nominating and Corporate Governance Committee or the independent directors, as applicable.

        Dr. Squires was awarded 150,000 options as a one-time signing incentive. These options have vested or will vest in four equal annual instalments of 37,500 options commencing on the first anniversary date of the October 2004 grant.

        Dr. Squires' employment agreement has an indefinite term. If Dr. Squires' contract is terminated by us without Cause or by Dr. Squires for Good Reason, Dr. Squires is entitled to receive a severance package that includes: (a) two times his base salary; (b) two times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target level of annual incentive compensation for the year in which the termination occurs; and (d) to the extent that Dr. Squires has not secured alternative health and dental coverage from a new employer, monthly payments equal to the Consolidated Omnibus Reconciliation Act ("COBRA") cost of continued medical and dental plan coverage for Dr. Squires and his covered dependants for up to two years following his termination date. This severance package is payable provided that Dr. Squires continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control, Dr. Squires is entitled to receive: (a) two times his base salary; (b) two times his target annual incentive compensation for the year in which the Change of Control occurs; and (b) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control.

  Kenneth G. Howling, Senior Vice-President and Chief Financial Officer.

        Under Mr. Howling's employment agreement made as of December 6, 2006, as amended, Mr. Howling is entitled to receive a base salary of $400,000. He is eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 50% of his base salary. Mr. Howling is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

        Mr. Howling's employment agreement has an indefinite term. If Mr. Howling's contract is terminated by us without Cause or by Mr. Howling for Good Reason, Mr. Howling is entitled to receive a severance package that includes: (a) one times his base salary; (b) one times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target annual incentive compensation for the year in which the termination occurs; (d) to the extent Mr. Howling has not secured alternative coverage, health and dental benefits coverage for up to one year; and (e) immediate vesting of any options that would have vested during the one year period following Mr. Howling's termination of employment had Mr. Howling remained an employee during that period. This severance package is payable provided that Mr. Howling continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control and a termination of Mr. Howling's employment by us without Cause or by Mr. Howling for Good Reason, which termination occurs within 12 months following the completion of transaction resulting in the Change of Control, Mr. Howling is entitled to receive a severance package that includes: (a) two times his base salary; (b) two times his target annual incentive compensation; (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of target equity compensation awards due to be granted to him during the twelve (12) months following the public announcement of the Change of Control; with any options under such award being exercisable 33% upon his termination date and 33% on the first and second anniversaries of his termination date.

  Eugene N. Melnyk, Former President of BLS.

        Under Mr. Melnyk's employment agreement with BLS, made as of January 1, 2005, Mr. Melnyk was entitled to receive annual cash compensation of $750,000 from BLS, to be considered annually for increases in accordance with BLS policy and subject to review and approval by the Board of Managers of BLS and our Compensation, Nominating and Corporate Governance Committee and Board of Directors. In addition, Mr. Melnyk was entitled to annual awards of BLS-issued DSUs with a value at the time of grant of $200,000. Mr. Melnyk was also entitled to awards of BLS-issued DSUs as follows: for the period of February 2005 through January 2006: BLS DSUs with a value at time of grant of $1,250,000; and from February 2006 through January 2007: BLS DSUs with a value at the time of grant of $500,000.

        BLS could have terminated Mr. Melnyk's employment without just cause at any time upon payment to Mr. Melnyk of a severance package that included: (a) two year's base salary; (b) the vesting during the severance period of any previously granted but unvested options which would have otherwise vested during the severance period or the payment of any other benefits; and (c) during the period consisting of the earlier of the severance period and Mr. Melnyk's commencing alternate employment, coverage under our medical and dental plans. We were also required to pay Mr. Melnyk the foregoing severance package in the event that Mr. Melnyk had resigned for a specified good reason.

        Mr. Melnyk was not entitled to any payments upon termination of his employment agreement upon a Change of Control.

  Gilbert Godin, Executive Vice-President, and Chief Operating Officer.

        Under Mr. Godin's employment agreement, made as of May 8, 2006, as amended, Mr. Godin is entitled to receive as base salary $430,000. He is eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 50% of his base salary. Mr. Godin is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

        Mr. Godin was awarded 100,000 options as a one-time signing incentive. These options have vested or will vest in four equal annual instalments options commencing on the first anniversary date of the May 2006 grant.

        Mr. Godin's employment agreement has an indefinite term. If Mr. Godin's contract is terminated by us without cause or by Mr. Godin for Good Reason, Mr. Godin is entitled to receive a severance package that includes: (a) one times his base salary; (b) one times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target level of annual incentive compensation for the year in which the termination occurs; (d) to the extent that Mr. Godin has not secured alternative health and dental coverage from a new employer, monthly payments equal to the COBRA cost of continued medical and dental plan coverage for Mr. Godin and his covered dependants for up to one year following his termination date; and (e) immediate vesting of any options that would have vested during the one year period following Mr. Godin's termination of employment had Mr. Godin remained an employee during that period. This severance package is payable provided that Mr. Godin continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control, Mr. Godin is entitled to receive: (a) two times his base salary; (b) two times his annual short term incentive compensation; (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of equity compensation awards equal to the total equity compensation awards due to be granted to Mr. Godin during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control.

  Greg Gubitz, Senior Vice-President, Corporate Development.

        Under Mr. Gubitz's employment agreement, made as of February 16, 2006, as amended, Mr. Gubitz is entitled to receive a base salary of $400,000. He is eligible to participate in our short term annual incentive compensation plan, with a target cash bonus under such plan of 50% of his base salary. Mr. Gubitz is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

        Mr. Gubitz's employment agreement has an indefinite term. If Mr. Gubitz's contract is terminated by us without cause or by Mr. Gubitz for Good Reason, Mr. Gubitz is entitled to receive a severance package that includes: (a) one times his base salary; (b) one times his target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of his target level of annual incentive compensation for the year in which the termination occurs; (d) to the extent that Mr. Gubitz has not secured alternative health and dental benefits coverage from a new employer, coverage for medical and dental coverage for up to one year; and (e) immediate vesting of any options that would have vested during the one year period following Mr. Gubitz's termination of employment had Mr. Gubitz remained an employee during that period. This severance package is payable provided that Mr. Gubitz continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control, Mr. Gubitz is entitled to receive: (a) two times his base salary; (b) two times his annual short term incentive compensation; (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of equity compensation awards equal to the total equity compensation awards due to be granted to Mr. Gubitz during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control.

  Wendy A. Kelley, Senior Vice-President, General Counsel and Corporate Secretary.

        Under the terms of Ms. Kelley's employment agreement, made as of July 5, 2006, for the period from the date of the commencement of her employment until October 31, 2006, Ms. Kelley was paid an aggregate of $500,000. From and after November 1, 2006, Ms. Kelley's annual salary is $400,000, paid in Canadian dollars. She is eligible to participate in our short-term annual incentive compensation plan, with a target cash bonus under such plan of 50% of her base salary. Ms. Kelley is also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award of 75,000 options and 6,250 RSUs.

        Ms. Kelley's employment agreement has an indefinite term. If Ms. Kelley's contract is terminated by us without Cause or by Ms. Kelley for Good Reason, Ms. Kelley is entitled to receive a severance package that includes: (a) one times her base salary; (b) one times her target annual incentive compensation for the year prior to the year in which the termination occurs; (c) a pro-rated portion of her target level of annual incentive compensation for the year in which the termination occurs; (d) to the extent that Ms. Kelley has not secured alternative health and dental benefits coverage from a new employer, coverage for medical and dental coverage for up to one year; and (e) immediate vesting of any options that would have vested during the one year period following Ms. Kelley's termination of employment had Ms. Kelley remained an employee during that period. This severance package is payable provided that Ms. Kelley continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control, Ms. Kelley is entitled to receive: (a) two times her base salary; (b) two times her annual short term incentive compensation; (c) any unvested equity compensation awards held by her shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of equity compensation awards equal to the total equity compensation awards due to be granted to Ms. Kelley during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control.

Pension Plan

        We do not maintain a pension plan for our employees, officers or directors.

Indebtedness of Directors and Officers

        As at March 12, 2008, there were no outstanding loans made by us to any director or officer. In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001. No securities have been purchased by any director or officer with our financial assistance during the 2007 fiscal year. Furthermore, no director, officer or executive is indebted to us in connection with securities purchase programs.

        It is our policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of our Common Shares or the securities of any of our affiliates, nor to grant personal loans to directors and officers.

Directors and Officers Indemnification and Liability Insurance

        We maintained insurance during 2007 for certain liabilities incurred by our directors and officers in their capacity with us or our subsidiaries. The policy has been and is currently subject to a limit of up to $100,000,000 for each of the 12-month periods ended November 15, 2006, November 15, 2007 and November 15, 2008. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5,000,000, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where we are a party to a class action proceeding regarding a securities matter, where individuals are named with Biovail, after the deductible limit is reached, we must pay 20% of all defense costs and other losses above the $5 million deductible threshold. During the year ended December 31, 2007, the amount of premiums paid in respect of such insurance was $4.1 million. No part of the premium was paid by any individual officer or director.

        It is anticipated that the amount of premiums to be paid in respect of such insurance for the year ended December 31, 2008 will be approximately $4.1 million.

Indemnification

        Pursuant to the CBCA and the indemnification agreements, we have agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of our company or our subsidiaries in accordance with applicable law. This indemnification includes bearing the cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as our officers and directors. Pursuant to such indemnities, we bear the cost of the representation of certain officers and directors. In late 2003 and early 2004, a number of securities class action complaints were filed in the U.S. District Court for the Southern District of New York (referred to collectively as the "U.S. Securities Class Action") naming us; Eugene Melnyk, our then Chief Executive Officer and Chairman: Brian Crombie, our then Chief Financial Officer and former Senior Vice-President, Strategic Development; Kenneth Howling, our then Vice-President, Finance and Corporate Communications and current Senior Vice-President and Chief Financial Officer; and John Miszuk, Vice-President, Controller and Assistant Secretary. In August 2006, Mr. Rolf Reininghaus, former Senior Vice-President, Corporate & Strategic Development and former President of Biovail Ventures, was named as a defendant in a consolidated second amended complaint for the U.S. Securities Class Action. In December 2007, we and the other named individual defendants entered into an agreement in principle to settle the U.S. Securities Class Action. Once completed, the proposed settlement will be subject to approval by the U.S. District Court for the Southern District of New York. The original defendants in the U.S. Securities Class Action were named as defendants in a securities class action commenced by Canadian Commercial Workers Industry Pension Plan in Canada. The executives have been represented by the same counsel representing us in this matter and, accordingly, any incremental cost resulting from the defence of the individuals has been minimal.

        On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the U.S. District Court for the Southern District of New York naming as defendants us, Eugene Melnyk and Ken Cancellara, our then Senior Vice-President and Chief Legal Officer, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as our consultants). Our counsel also represented Mr. Cancellara while he was still a party to this claim. The executives were also represented by our counsel in this matter and, accordingly, any incremental cost resulting from the defence of the individuals was minimal. However, Mr. Melnyk secured separate counsel to defend this action, and those costs for the year ended December 31, 2007 were approximately US$2,523,711. The Company has made a claim for reimbursement for a portion of this amount under its 2003 Commercial General Liability Insurance Policy.

        In addition, we have been subject to investigations by both Canadian and U.S. securities regulators. In connection with these investigations, the SEC and OSC have each interviewed and requested documentation from certain individuals who have retained their own counsel. In addition, staff of the SEC has sent Wells Notices to certain individuals who have retained their own counsel. For the fiscal year ended December 31, 2007, we have paid or have been invoiced for approximately C$371,601 in legal fees and disbursements to the firm representing Roger Rowan, one of our former directors, in respect of the OSC inquiry. In fiscal 2007, we have also paid or been invoiced for approximately C$71,510 and US$1,802,622 in legal fees and disbursements to the firms representing Brian Crombie, one of our former officers, in respect of the OSC inquiry and the SEC investigation, respectively. In fiscal 2007, we have also paid or been invoiced for approximately C$124,154 and US$1,792,373 in legal fees and disbursements to the firms representing Ken Howling, our current Senior Vice-President and Chief Financial Officer, in respect of the OSC inquiry and the SEC investigation, respectively. In fiscal 2007, we have also paid or been invoiced for approximately C$181,326 and US$1,100,811 in legal fees and disbursements to the firms representing John Miszuk, one of our current officers, in respect of the OSC inquiry and the SEC investigation, respectively. In fiscal 2007, we have also paid or have been invoiced for approximately C$2,125,283 and US$1,937,145 for legal fees and disbursements to the firm representing Eugene Melnyk, in respect of the OSC inquiry and the SEC investigation, respectively.

        A portion of the above amounts have been or will be reimbursed under our 2003-2004 Director and Officer insurance policies. Further information regarding these litigation matters can be found under the heading "Financial Information — Significant Changes — Legal Proceedings".

C.    Board of Directors Practices

        The Board of Directors has adopted Governance Guidelines as well as written charters to provide the framework for effective governance of our company.

        These guidelines and charters are reviewed annually by the Compensation, Nominating and Corporate Governance Committee and recommendations are made to the Board of Directors, if necessary.

        We believe that the corporate governance practices adopted by our Board of Directors are in the best interests of the Company and the best interests of our shareholders as well as compliant with the practices recommended by the Canadian Securities Administrators. Furthermore, although we are a foreign private issuer and are not required to comply with NYSE governance standards, our governance practices do comply with most of the requirements of the NYSE for U.S. domestic issuers.

        Our governance documents can be found on our website at www.biovail.com.

Role of the Lead Director

        In June 2007, the Board of Directors appointed William Wells as Lead Director. In this role, Mr. Wells is responsible for providing leadership to the independent directors. Key elements of Mr. Wells' role include, but are not limited to:

  •
  fostering processes to enable the Board to function effectively without management;

  •
  providing input to the Interim Chairman of the Board of Directors on behalf of the independent directors with respect to Board agendas;

  •
  working with the Interim Chairman of the Board of Directors to ensure adequate resources and timely and relevant information are available to the Board of Directors;

  •
  chairing in camera meetings of the independent directors and communicating to the Interim Chairman of the Board of Directors with regard to such discussions; and

  •
  assisting the Board of Directors in satisfying itself as to the integrity of the Chief Executive Officer.

Mandate of the Board of Directors

        In fulfilling its mandate, our Board of Directors is responsible for supervising the management of the company's business and affairs directly and through its committees. Under its charter, among other things, the Board of Directors is responsible for the following:

  •
  appointment of the Chairman of the Board of Directors annually;

  •
  developing and approving our approach to and practices regarding corporate governance;

  •
  succession planning;

  •
  making determinations regarding executive and director compensation and our equity and non-equity compensation plan;

  •
  reviewing our business strategies and approving a strategic plan;

  •
  updating and ensuring compliance with our Standards of Business Conduct;

  •
  reviewing our principal risks and assessing whether appropriate systems are in place to manage such risks; and

  •
  reviewing and ensuring the integrity of the internal controls.

Meetings of the Board of Directors

        Pursuant to its charter, our Board of Directors meets at least four times per year on a quarterly basis, with attends additional meetings, when necessary. The Board of Directors meets annually to review our strategic plan. In 2007, there were 10 regularly scheduled meetings and six meetings were called to review special business. All agendas are set by the Interim Chairman in consultation with the Lead Director and Committee Chairpersons, as necessary, prior to circulation.

Size and Composition of the Board of Directors

        Our Board of Directors currently consists of seven directors. The Board of Directors is currently comprised of the following individuals: Dr. Douglas Squires (Interim Chairman), Wilfred Bristow, Michael Van Every, Dr. Laurence Paul, Lloyd M. Segal, Jamie Sokalsky and William Wells (Lead Director).

Director Independence

        We believe in order to be effective our Board of Directors must operate independently of management. Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of our Company) with us or any of our subsidiaries. Any relationship between a director and us, or one of our subsidiaries will cause a director not to be considered independent if such relationship is a direct relationship or is a relationship with an organization in respect of which the director is a partner, shareholder or officer. We include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among the relationships that would cause us to consider a director not to be independent. To this end, in accordance with its charter, the Compensation, Nominating and Corporate Governance Committee evaluated the independence of each director and confirmed to our Board of Directors that six of the seven individuals are independent. Dr. Squires is non-independent by virtue of his position as our Chief Executive Officer. Dr. Squires is not eligible to serve on the Audit Committee.

        The independent members, led by our Lead Director, Mr. Wells, meet in camera following the conclusion of all regularly scheduled Board of Director meetings. Following each in camera session, Mr. Wells debriefs the Interim Chairman on the substance of the discussions.

        In addition, on an annual basis, as part of our disclosure procedures, all directors complete a questionnaire pertaining to, among other things, share ownership, family and business relationships and director independence standards.

        With the exception of the Chief Executive Officer, who has entered into an employment agreement with us, none of our directors have entered into service or other similar contracts with us.

Committees of the Board of Directors

        Our Board of Directors currently has three committees: the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Risk and Compliance Committee. Pursuant to its written charter, each committee assists and provides advice and recommendations to our Board of Directors.

Audit Committee

        Our Audit Committee is comprised of Mr. Van Every (Chair), Dr. Paul, Mr. Sokalsky and Mr. Wells, all of whom are independent pursuant to all applicable legislation, regulation and stock exchange rules.

        In accordance with its charter, our Audit Committee reviews and approves interim financial statements and recommends to the Board of Directors the approval of our annual audited financial statements. The Audit Committee also provides assistance to the Board of Directors in fulfilling its oversight function with respect to:

  •
  compliance with legal and regulatory requirements, including with respect to disclosure of financing information;

  •
  the qualifications, performance and independence of our external auditor;

  •
  the performance of our internal audit function; and

  •
  internal controls and certifications.

Compensation, Nominating and Corporate Governance Committee

        Our Compensation, Nominating and Corporate Governance Committee is comprised of Mr. Wells (Chair), Mr. Bristow, Dr. Paul and Mr. Van Every, all of whom are independent pursuant to all applicable legislation, regulation and stock exchange rules. Pursuant to its charter, the Compensation, Nominating and Corporate Governance Committee's key responsibilities include:

  •
  reviewing and recommending director and executive compensation, including compensation of the Chief Executive Officer;

  •
  reviewing and making recommendations regarding our equity and non-equity compensation plans;

  •
  reviewing and recommending to the Board of Directors our approach to corporate governance, including reviewing and recommending changes to our Corporate Governance Guidelines;

  •
  reviewing corporate governance and compensation disclosure in public documents;

  •
  identifying and recommending new nominees to the Board of Directors;

  •
  developing and recommending a process for and overseeing the execution of the assessment of the performance and effectiveness of the Board of Directors, its Committees, the Interim Chairman, the Committee Chairpersons and the directors;

  •
  approving and monitoring our communication, insider trading and share ownership policies;

  •
  making recommendations to the Board of Directors with respect to management succession; and

  •
  developing and recommending director orientation and continuing education programs.

Risk and Compliance Committee

        Our Risk and Compliance Committee is comprised of Mr. Segal and Mr. Wells. Due to the resignation of Mr. Plener, who, at the time of his resignation, was Chairperson of the Risk and Compliance Committee, the Risk and Compliance Committee will be reconstituted at the first meeting of the Board of Directors following the annual and general meeting of our Shareholders. Responsibilities of the Risk and Compliance Committee include:

  •
  identifying principal risks for our company and implementing and monitoring the appropriateness and effectiveness of systems and policies to manage such risks;

  •
  reviewing and updating and ensuring compliance with our standards of business conduct and business conduct code; and

  •
  reviewing annually our strategic plan and making recommendations to the Board of Directors regarding its approval.

D.    Employees

        The following table sets out the number of our employees at the end of each of the last three fiscal years. None of these employees is represented by a collective bargaining agreement. During fiscal 2007, we also hired, on a contract basis, an average of approximately 87 temporary employees.

Function	2007	2006	2005
Manufacturing	802	822	840
Sales and marketing	187	352	331
Research and development	431	465	491
Administration	113	95	82

Total	1,533	1,734	1,744

        The following table sets out the location of our employees by geographic area for each of the last three fiscal years:

Geographic breakdown	2007	2006	2005
U.S.	146	332	363
Canada	1066	1,070	1,051
Puerto Rico	258	271	268
Barbados	19	14	12
Ireland	44	47	50

Total	1,533	1,734	1,744

E.    Share Ownership

        The following table shows the number and percent of Common Shares beneficially owned by (i) Eugene Melnyk, who at year-end was a Named Executive Officer but who is no longer employed by or a director of Biovail Corporation or any of its subsidiaries, (ii) the current directors and our Named Executive Officers (including Mr. Melnyk) as a group (12 persons) and (iii) the current directors and our Named Executive Officers (excluding Mr. Melnyk) as a group (11 persons), as of March 12, 2008, as disclosed to us by such persons. Other than Mr. Melnyk, who is no longer employed by or a director of Biovail Corporation or any of its subsidiaries, no director or Named Executive Officer beneficially owns 1% or more of our Common Shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Beneficial Owner	Common Shares Owned		Percent(1)
Eugene N. Melnyk	18,805,796	(2)(3)	11.6%
Directors and Named Executive Officers as a group, including Mr. Melnyk (12 persons)	19,734,265	(4)	12.2%
Directors and Named Executive Officers as a group, excluding Mr. Melnyk (11 persons)	928,469	(5)	0.6%

(1)
Based on 161,023,729 Common Shares outstanding at March 12, 2008 and Common Shares issuable upon the exercise of exercisable options held by the beneficial owner as of March 12, 2008.

(2)
Does not include 9,408,232 Common Shares held by certain trusts settled by Mr. Melnyk. See Item 7.A "Major Shareholders and Related Party Transactions — Major Shareholders — Settlement Agreement between Mr. Melnyk and the OSC."

(3)
Includes exercisable options to purchase 600,200 Common Shares. See table entitled "Outstanding Equity Awards at Fiscal Year-End" above for further information regarding these options.

(4)
Includes exercisable options to purchase 1,332,149 Common Shares. See "Item 6.B, "Directors, Senior Management and Employees — Compensation — Equity-based Compensation for Directors — Options (historical)" and the table entitled "Outstanding Equity Awards at Fiscal Year-End" above for further information regarding these options.

(5)
Includes exercisable options to purchase 731,949 Common Shares. See "Item 6.B, "Directors, Senior Management and Employees — Compensation — Equity-based Compensation for Directors — Options (historical)" and the table entitled "Outstanding Equity Awards at Fiscal Year-End" above for further information regarding these options.

        In order to support the alignment of directors' interests with our interests and those of our shareholders, non-management directors are expected, in accordance with our Corporate Governance Guidelines, to hold or control Common Shares, DSUs, or a combination of both, equal in value to at least three times their Base Retainer within three years of being elected or appointed (non-management options do not count towards share ownership). Toward this end, we have adopted mandatory DSU Plans for our non-management Directors, as described under Item 6.B, "Directors, Senior Management and Employees — Compensation — Equity-based Compensation for Directors — Deferred Share Units" above.

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        We are not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

        To the knowledge of our directors and senior officers, at March 12, 2008, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over, our Common Shares carrying more than 5% of the voting rights attached to all our outstanding Common Shares. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented
Eugene N. Melnyk(1)	18,805,796	11.6%

(1)
Does not include 9,408,232 Common Shares held by certain trusts settled by Mr. Melnyk. See "— Settlement Agreement between Mr. Melnyk and the OSC" below.

        None of the shareholders set out above has different voting rights from the other shareholders.

        The following table indicates as of March 12, 2008, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of Common Shares, the number of holders of record of Common Shares with U.S. addresses, the portion of the outstanding Common Shares held by U.S. holders of record, and the percentage of Common Shares held by U.S. holders of record. This table does not indicate beneficial ownership of Common Shares.

Total Number of Holders of Record(1)	Total Number of Common Shares issued and Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
1,273	161,023,729	494	143,023,781	88.8%

(1)
A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name." Based upon the number of annual reports and proxy statements requested by such nominees, we estimate that the total number of beneficial holders of Common Shares exceeds 50,000 holders.

(2)
The computation of the number of Common Shares held in the U.S. is based upon the number of registered holders of record with U.S. addresses. U.S. residents may beneficially own Common Shares owned of record by non-U.S. residents.

Settlement Agreement between Mr. Melnyk and the OSC

        On May 18, 2007, the OSC issued an Order approving a settlement agreement between Mr. Melnyk and Staff of the OSC (the "Settlement Agreement"). The Settlement Agreement settled allegations involving Mr. Melnyk made in a Notice of Hearing and Statement of Allegations dated July 28, 2006.

        The Settlement Agreement, among other things, requires Mr. Melnyk to take all necessary steps within his control to ensure that our future disclosure documents describe the existence and material terms of certain offshore trust arrangements contemplated in the Settlement Agreement in which our securities are held, the number of our Common Shares owned by the new trusts as contemplated in the Settlement Agreement and state that the offshore trust arrangements in which our securities are held are trusts established by Mr. Melnyk. The following information is being included at the request of Mr. Melnyk in satisfaction of these obligations under the Settlement Agreement and is based solely in reliance on the disclosure provided by Mr. Melnyk to us. Mr. Melnyk has advised that the following facts are as set out in the Settlement Agreement and the disclosure is substantially similar to the disclosure contained in the press release filed by Mr. Melnyk on June 22, 2007. A copy of the Settlement Agreement is available on the OSC website at www.osc.gov.on.ca. A copy of the press release is available on SEDAR (as defined below) under our issuer profile.

        The allegations involved trusts settled by Mr. Melnyk under the laws of the Cayman Islands. In 1991, Mr. Melnyk settled a trust in the Cayman Islands named the Evergreen Trust. RHB Trust Co. Ltd., an institutional trustee in the Cayman Islands, was the trustee of the Evergreen Trust. The beneficiaries of the Evergreen Trust included certain members of Mr. Melnyk's family, but did not include Mr. Melnyk. Shares of Trimel Corporation owned by Mr. Melnyk were transferred to the Evergreen Trust between 1991 and 1995. Mr. Melnyk filed insider reports disclosing dispositions of the shares that were transferred to the Evergreen Trust. Trimel Corporation is one of our predecessors, and the shares of Trimel ultimately became our Common Shares.

        In 1996, Mr. Melnyk settled the following trusts under the laws of the Cayman Islands: Conset Trust, Congor Trust, The Southridge Trust, and The Archer Trust (collectively referred to as the "Trusts"). Mr. Melnyk was the settlor of the Trusts, and Mr. Melnyk was also listed as a beneficiary in the Deeds of Settlement for the Trusts. Other beneficiaries of the Trusts included certain of Mr. Melnyk's family members (including his wife and children) and certain of his friends. The trustees for each of the Trusts are institutional trust administrators located in the Cayman Islands (the "Trustees"). The Trustees include Barclays Private Bank & Trust, Coutts & Co. and the R & H Trust Co. Ltd.

        The assets of the Trusts were held by investment companies and consisted primarily of our Common Shares, as well as nominal amounts of shares of other publicly traded companies. The investment companies owned by the Trusts are: Conset Investments Limited ("Conset"), Congor Investments Limited ("Congor"), Southridge

Management Limited ("Southridge") and Archer Investments Limited ("Archer") (collectively, the "Investment Companies"). The Investment Companies were incorporated under the laws of the Cayman Islands.

        In 1996, Mr. Melnyk requested that the trustees of the Evergreen Trust transfer approximately 4,900,000 Common Shares from the Evergreen Trust to the Investment Companies. The trustees complied with this request and transferred the Common Shares. These Common Shares represented approximately 19% of the outstanding Common Shares at that time. From the time that the Trusts were established in 1996, Mr. Melnyk maintained certain relationships with the Trusts and engaged in certain activities involving the Trusts. These are described in greater detail in paragraph 26 of the Settlement Agreement.

        During 2004 and 2005, Mr. Melnyk settled four new trusts, known as STAR trusts, in the Cayman Islands. These STAR trusts are known as The Breakwater STAR Trust, The Edgewater STAR Trust, The South Point STAR Trust and The Highwater STAR Trust (collectively, the "New Trusts"). The trustees of the New Trusts (the "New Trustees") are institutional trust administrators located in the Cayman Islands: Barclay's Private Bank & Trust (Cayman) Limited, Coutts (Cayman) Limited and Caledonian Bank & Trust Limited.

        After the New Trusts were established, at Mr. Melnyk's request, the Trustees transferred the shares of the Investment Companies to holding companies owned by the New Trusts.

        The beneficiaries of the New Trusts include Mr. Melnyk's wife and children. Mr. Melnyk is not now and has never been a beneficiary of the New Trusts, and holds no interest, contingent or otherwise, in the assets of the New Trusts. Mr. Melnyk cannot be a beneficiary of the New Trusts as long as they hold our shares.

        As at March 12, 2008, the Canadian and U.S. trading accounts of the Investment Companies held 9,408,232 Common Shares. To Mr. Melnyk's knowledge, the accounts do not hold any derivatives or call options in respect of our securities. Mr. Melnyk has advised that this securityholding information is based entirely on information obtained by Mr. Melnyk, after due inquiry, of the trustees of each of the Trusts or others. With respect to such information, Mr. Melnyk has advised that he has made all appropriate inquiries as he deemed necessary to ensure that the information is accurate and complete; however, Mr. Melnyk has provided this information to us strictly in reliance on the information provided to him and, therefore, has advised that he is unable to, and expressly does not, guarantee the accuracy or completeness of the information provided to us. Mr. Melnyk is no longer employed by or a director of Biovail Corporation or any of its subsidiaries.

B.    Related Party Transactions

        In 2006, we contracted with Global IQ, a clinical research organization, for a long-term safety study on BVF-146 (which was subsequently terminated). Prior to April 2007, during which time Dr. Peter Silverstone, our Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, we were invoiced $1,166,000 in 2006 and $581,000 in 2007 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone has advised us that he disposed of his interest in Global IQ in April 2007.

        In March and April 2007, we received a total amount of $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

        In 2006, Mr. Melnyk reimbursed us $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by our Board of Directors that the investment opportunity was not, and would not in future be, of interest to us.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

        The financial statements filed as part of this annual report are filed under Item 18.

B.    Significant Changes

Legal Proceedings

        From time to time, we become involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which we routinely become involved but which individually and collectively are not material.

        Unless otherwise indicated, we cannot reasonably predict the outcome of these legal proceedings, nor can we estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on our business, financial condition and results of operations, and could cause the market value of our Common Shares to decline.

        From time to time, we also initiate actions or file counterclaims. We could be subject to counterclaims or other suits in response to actions we may initiate. We cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. We believe that the prosecution of these actions and counterclaims is important to preserve and protect our company, our reputation and our assets.

  Governmental and Regulatory Inquiries

        In July 2003, we received a subpoena from the USAO for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, we received an additional related subpoena.

        Subsequently, by letter dated January 29, 2008, the USAO notified us that we are the target of a federal grand jury investigation relating to the P.L.A.C.E. program. The investigation could lead to civil or criminal charges against us. We have cooperated fully with the investigation and will continue to cooperate. The USAO has invited us to provide evidence and arguments bearing on the matter and we intend to do so. However, we cannot predict the outcome or the timing of when this matter may be resolved.

        On November 20, 2003, we received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to our accounting and disclosure practices for the fiscal year 2003. These issues included whether we improperly recognized revenue and expenses for accounting purposes in relation to our financial statements in certain periods, disclosure related to those statements, and whether we provided misleading disclosure concerning the reasons for our forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003 and certain transactions associated with a corporate entity acquired by us in 2002. On March 3, 2005, we received a subpoena from the SEC that reflected the fact that the SEC had entered a formal order of investigation. The subpoena sought information about our financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The Company has received additional subpoenas from the SEC from time to time requiring additional documents, including documents related to, among other things, the trading and ownership of our shares, which is consistent with the matters the OSC was investigating as described below.

        The Company has signed various tolling agreements extending the applicable limitation period with the SEC. The current tolling period ends June 2, 2008.

        On May 14, 2007, we issued a press release acknowledging that we had received a "Wells Notice" from the staff of the SEC alleging violations of federal securities laws. The notice relates to the staff's investigation of our accounting and disclosure practices for the fiscal year 2003 and certain transactions associated with a corporate entity acquired by us in 2002. These issues include whether we improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements and whether we provided misleading disclosure concerning the reasons for our forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. Four individuals, including current officers and former officers and director, also received Wells Notices shortly thereafter. We are indemnifying those individuals for legal expenses in accordance with indemnification agreements. Under the Wells process established by the SEC, we had the opportunity to respond to the "Wells Notice" before the staff made its recommendation to the SEC to commence a civil enforcement proceeding against us. In anticipation of the commencement of such a proceeding, we created a reserve of $10 million in the fourth quarter of 2007 relating to a potential settlement. We continue to cooperate with the SEC and to discuss a possible resolution of this matter.

        We have been contacted by the EDNY, who informed us that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY has recently conducted interviews of several of our current or former employees and has requested documents related to fiscal years 2002 and 2003. We intend to cooperate with the investigation. We cannot predict the outcome or timing of when this matter may be resolved.

        Over the last number of years, we have received a number of communications from the OSC relating to our disclosure, and/or seeking information pertaining to certain financial periods. The OSC has advised us that it is investigating whether we have improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by us for each of the four quarters in 2001, 2002 and 2003, and related disclosure issues. The OSC is also investigating whether we provided misleading disclosure concerning the reasons for our forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, as well as issues relating to trading in our Common Shares. These issues include whether our insiders complied with insider reporting requirements, whether persons in a special relationship with us may have traded in our shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in our securities during 2003 and 2004, and whether certain registrants (who are our former directors) may have had conflicts of interest in relation to the trading of our shares. We continue to cooperate with the investigation and are discussing these matters with staff of the OSC. These investigations remain ongoing and we cannot predict the outcome or manner in which they may be resolved.

        Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act"), would be held. The respondents in the hearing include former Chairman Eugene Melnyk and one of our former directors, among others. We are not a party to this proceeding. The proceeding as against Eugene Melnyk has now been settled. See Item 7.A "Major Shareholders and Related Party Transactions — Major Shareholders — Settlement Agreement between Mr. Melnyk and the OSC". The hearing against our former director has concluded and no decision has yet been rendered.

  Securities Class Actions

        In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming us and certain of our current and former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. We responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, we filed our Answer denying the allegations in the Complaint.

        On February 28, 2006, the plaintiffs filed a motion for class certification. We opposed that motion. That motion was heard on March 23, 2007 and no decision has been rendered.

        On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of our stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased our stock during that period. On October 16, 2006, we filed our Answer denying the allegations in the Second Amended Complaint.

        On January 26, 2007, United States District Judge Richard Owen issued an Order (the "January 26 Order") in this matter that sanctioned us for our use in a separate action of certain documents obtained in lawful discovery from a third party and ordered the return of the documents and the redaction of any claims in the separate action based solely upon the documents. See "Biovail Action Against S.A.C. and Others" below. We then became involved in further hearings before Judge Owen to determine whether there was compliance with the January 26 Order. We resolved certain issues related to this hearing with the third party whose documents formed the subject matter of the hearing. However, Judge Owen did not decide the matter prior to being replaced as described below.

        On December 11, 2007, we announced that Biovail and the named individual defendants had entered into an agreement in principle to settle this matter. Once completed, the proposed settlement will be subject to approval by the United States District Court for the Southern District of New York. The proposed settlement class includes, with certain exceptions, all persons or entities that purchased our common stock during the period from February 7, 2003 to March 2, 2004.

        Under the terms of the proposed agreement, the total settlement amount payable is $138 million, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. We estimate that our insurance carriers will pay $55 million of the settlement amount and that we will ultimately pay approximately $83 million after resolution of all insurance claims. The agreement contains no admission of wrongdoing by Biovail or any of the named individual defendants, nor did we nor any of the named individual defendants acknowledge any liability or wrongdoing by entering into the agreement.

        On February 22, 2008, the parties were advised that the case has been re-assigned to Judge Gerald Lynch. Judge Lynch issued an order that deemed all motions withdrawn pending finalization of the settlement. This includes the pending motion for sanctions. Accordingly, the Company does not now face any additional sanctions and expects to obtain Court approval in the second quarter of 2008.

        On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against us and several of our officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased our common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act, and ss. 36 and 52 of the Competition Act (as defined below), as well as class-wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on us and the named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Antitrust

        Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against us in which the plaintiffs have alleged that we improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. We believe that the complaints are without merit and that our actions were in accordance with our rights under the Hatch-Waxman Act and applicable law. Moreover, our position is that we are not responsible for the Andrx Group's inability to receive timely final marketing approval from the FDA for its generic Tiazac® because the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by us.

        The Court granted our motion for Summary Judgment seeking to dismiss all of the federal actions, which the federal plaintiffs have appealed.

        These appeals have been consolidated by the Court of Appeals. The appeal was heard on September 7, 2007 and a decision is currently pending.

        We have brought the Court's decision on our motions for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. We complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted our motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. We then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs have appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

        Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against us, Elan Corporation plc ("Elan") and Teva relating to an agreement between us and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. We believe these suits are without merit because, among other reasons, we believe that any delay in the marketing or out-licensing of our Adalat CC product was due to manufacturing difficulties we encountered and not because of any improper activity on our part. We filed a motion for the summary dismissal of these actions. The Court has denied our motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. A class certification took place on May 24, 2007 and, in November 2007, the Court approved certification of a class of alleged "direct purchasers". In December 2007, the defendants moved for the Court to reconsider that decision. A hearing has not yet taken place.

        On March 21, 2006, we were advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. We have accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

        The consumer and "indirect purchasers" claims were re-filed in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties reached agreement for a settlement subject to completion of the necessary documentation and approval of the Court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. Our one-third share is $2,733,000. The settlement has now received final Court approval.

  Intellectual Property

        On February 3, 2006, we and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, we are seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by our patents and/or procuring the infringement of our patents.

        The defendants served us with a Statement of Defence and Counterclaim on May 15, 2006. We delivered our reply on May 30, 2006 and pleadings closed in June 2006. The matter is proceeding through discovery.

        RhoxalPharma Inc. ("RhoxalPharma") filed an ANDS in Canada, seeking approval of a generic version of Tiazac®. On January 26, 2004, we listed Canadian Patent No. 2,242,224 (the "224 patent") on the Canadian Patent Register (the "Patent Register") against Tiazac®. We received a Notice of Allegation from RhoxalPharma on February 20, 2004 alleging that it did not infringe the claims of the 224 patent. On April 1, 2004 we instituted our second application against RhoxalPharma. The matter was heard September 21 and 22, 2005. On October 19, 2005, the Federal Court of Canada issued a decision concluding that RhoxalPharma's allegation of non-infringement was justified. We appealed the decision, but the appeal was dismissed on March 2, 2006. The only issue that remains outstanding is RhoxalPharma's entitlement to legal costs.

        In August of 2006, Sandoz brought an action against us under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by us under the Patent Medicine (NOC) Regulations, which were subsequently dismissed in November of 2005. This action is at an early stage and we cannot assess the merits, if any, of the claim at this stage.

        Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER (500mg), a generic form of Glumetza®. In connection with that submission, Apotex has served us with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, we instituted legal proceedings in the Federal Court of Canada that prevented the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that our application in the Federal Court of Canada was issued, whichever is earlier. While a schedule for the hearing of our application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada within the next two years.

        Anchen filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, we instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. We have filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC), which appeal was heard on September 5, 2007. A decision on appeal is currently pending. On December 14, 2006, the FDA approved Anchen's ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva on or about December 18, 2006.

        Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently 300mg). On March 7, 2005, we instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006, the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

        Watson filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, we instituted legal proceedings pursuant to the Hatch Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

        Under the terms of a comprehensive settlement agreement entered into in February 2007 with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008. Upon the occurrence of specified events, including an adverse decision of our appeal (heard September 5, 2007) of the non-infringement summary judgment previously granted to Anchen on August 1, 2006 and/or when new prescriptions of BVF-033 exceed 35% of new prescriptions for Wellbutrin XL® 150mg, this launch could occur earlier than May 30, 2008.

        Abrika filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, we instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. On July 31, 2007, the Court dismissed this matter with prejudice pursuant to a settlement agreement between the parties. By virtue of the settlement, Abrika may market its generic versions of Wellbutrin XL® once it receives final approval from the FDA to engage in such marketing, subject to the first filer's exclusivity period.

        On August 24, 2006, we filed suit against the FDA in the United States District Court for the District of Columbia, relating to our pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

        On December 14, 2006, the FDA denied our Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, we moved to amend and supplement our original complaint. That same day, we filed a second motion requesting a temporary restraining order and a preliminary injunction. On March 22, 2007 the District Court granted our motion to amend and supplement our Complaint, but denied our request to a temporary restraining order and preliminary injunction. Answers to our Amended Complaint have been filed. The parties are awaiting the District Court's scheduling of an initial status conference.

        On December 18, 2006, we filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. We argued that this approval violated our right to a 30-month stay of ANDA approval under the Hatch-Waxman Act.

        The FDA, and intervenors Impax and Teva, filed answers to our complaint on February 20, 2007. On February 21, 2007, the Court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties were required to submit a joint status report to the Court. Our settlement of our lawsuit with Impax referenced above effectively renders this lawsuit moot, and as a result the parties have voluntarily dismissed this action without prejudice.

        On June 27, 2005, we received a Paragraph IV certification from the Andrx Group regarding our Cardizem® LA tablets, 420mg. The certification sets forth allegations of non-infringement and invalidity of the 5,288,505 ('505) and the 5,529,791 ('791) patents that are listed in the Orange Book and owned by us. On August 10, 2005, we commenced a lawsuit against the Andrx Group in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's filing of its ANDA constituted infringement of the '791 patent.

        On September 2, 2005, we received a second Paragraph IV certification from the Andrx Group directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360mg added by amendment to the Andrx Group's ANDA. On October 14, 2005, we filed a second complaint (Civil Action No. 05 730) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '791 patent.

        On September 26, 2005, we received a third Paragraph IV certification from the Andrx Group regarding our Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by us. No suit was brought against the Andrx Group for infringement of the '984 patent.

        On September 19, 2006, U.S. Patent 7,108,866 ('866) was issued to us and was listed in the Orange Book for Cardizem LA®. On September 22, 2006, we received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. On October 4, 2006, we filed a third complaint (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '866 patent.

        Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. The Court issued its Markman claim construction ruling on June 22, 2007.

        On December 4, 2007, the parties settled the proceedings with Watson, the parent company of defendant Andrx Pharmaceuticals, Inc. Under the terms of the settlement agreement, BLS will receive a royalty based on sales of Watson's generic formulation of our Cardizem® LA. The agreement generally provides that Watson will not commence marketing and sales of its generic equivalent product earlier than April 1, 2009, at which time royalty payments will begin. As part of the settlement, we have granted Watson an exclusive license to our U.S. patents covering Cardizem® LA for a generic version of Cardizem® LA . Other details concerning the settlement have not been disclosed.

        Par Pharmaceutical Companies, Inc. ("Par") filed an ANDA with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200mg. On May 9, 2007, BLS, along with Purdue Pharma Products L.P., Napp Pharmaceutical Group Ltd. and OMI, filed a complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed us that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100mg. On June 28, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100mg strength formulation. On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. A case schedule has now been set, pursuant to which trial is expected to commence on November 10, 2008. On September 24, 2007, Par informed us that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300mg. On October 24, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300mg strength formulation. The case is currently in discovery and is proceeding in the ordinary course.

  Defamation and Tort

        On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants us and certain of our officers, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as our consultants), in which he has alleged that he was defamed by the defendants and that our actions resulted in damages to him by way of lost employment and employment opportunities.

        We filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

        On May 27, 2005, Eugene Melnyk, our former Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

        We and the named defendants, including Mr. Melnyk, filed a motion to dismiss the Second Amended Complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

        On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order, the Court further noted that the remaining claims against us and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

        The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk. The case is currently in discovery.

  Biovail Action Against S.A.C. and Others

        On February 22, 2006, we filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of our shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

        The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendants Hallmark Funds and David Maris have been voluntarily dismissed from the action by the Company.

        The lawsuit is in its early stages. Although initially removed from New Jersey State Court to federal court by the defendants, the case was remanded back to the New Jersey State Court. No discovery has been conducted. All defendants have moved to dismiss the complaint. These motions have yet to be heard by the Court.

        On January 26, 2007, United States District Judge Richard Owen issued an Order in a securities class action proceeding against us in the United States District Court for the Southern District of New York (described more fully above) that sanctioned our company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, we filed an Amended Complaint.

        Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar class action that does not involve us and pending further determination in the sanctions hearing before Judge Owen (described above). This stay currently remains in force. On September 10, 2007, we resolved in part a motion for sanctions previously pending in the United States District Court for the Southern District of New York. As part of that resolution, we dismissed defendant David Maris from this action and filed a Second Amended Complaint on October 3, 2007, removing the name of David Maris and his employer, Banc of America Securities LLC ("BAS"), from the Complaint. Pursuant to this settlement Maris and BAS will participate in depositions and will produce certain documents upon subpoena.

  General Civil Actions

        Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that we, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

        The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed us and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against us and a number of defendants on a without prejudice basis.

        In the case brought by the State of Alabama, we have answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. We answered the complaint in each case after the removal to federal Court. The cases were subsequently remanded and, following the remand, the defendants made an application to the New York State Litigation Coordinating Panel for pretrial coordination of the three actions. That application is pending.

        Based on the information currently available, and given the small number of our products at issue and the limited time frame in respect of such sales, we anticipate that even if these actions are successful, any recovery against us would likely not be significant.

Item 9. The Offer and Listing

A.    Offer and Listing Details

        Our Common Shares are traded on the NYSE and on the TSX under the symbol "BVF". The last reported sales price of our Common Shares on March 12, 2008 on the NYSE was US$13.26 and on the TSX was C$13.12. The following table sets forth the high and low per share sales prices for our Common Shares on the NYSE and TSX for the periods indicated.

	Common Shares
	NYSE		TSX
	High $	Low $	High C$	Low C$
2003	51.30	16.51	69.58	21.50
2004	26.01	14.30	33.98	16.90
2005	24.64	13.74	32.56	17.25
2006
Quarter 1	28.28	22.23	32.96	25.26
Quarter 2	28.13	21.65	31.00	24.17
Quarter 3	23.75	14.51	26.92	16.25
Quarter 4	22.45	14.90	25.75	16.80
2007
Quarter 1	22.26	19.73	25.75	23.10
Quarter 2	25.97	21.91	28.78	25.31
Quarter 3	26.48	15.76	27.68	16.60
Quarter 4	20.06	13.20	19.23	13.05
September	18.39	17.07	19.47	17.15
October	20.06	17.40	19.23	17.01
November	20.03	13.99	19.02	13.77
December	15.45	13.20	15.46	13.05
2008
January	13.98	11.97	14.01	12.04
February	14.90	12.80	14.53	12.90
March (to and including March 12)	14.56	13.23	14.44	13.10

Source: NYSEnet, TSX Historical Data Access

  Market Price Volatility of Common Shares

        Market prices for the securities of pharmaceutical and biotechnology companies, including our securities, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, the aftermath of public announcements by us, concern as to safety of drugs and general market conditions, can have an adverse effect on the market price of our Common Shares and other securities.

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

  Directors

        Subject to certain exceptions, including in respect of voting on any resolution to approve a contract that relates primarily to the director's remuneration, directors may not vote on resolutions to approve a material contract or material transaction if the director is a party to such contract or transaction. The directors are entitled to remuneration as shall from time to time be determined by the Board of Directors with no requirement for a quorum of independent directors. The directors have the ability under the CBCA to exercise our borrowing power, without authorization of the shareholders. The CBCA permits shareholders to restrict this authority through a company's articles or by-laws (or through a unanimous shareholder agreement), but no such restrictions are in place for us. Our Articles and By-laws do not require directors to hold shares, but our Corporate Governance Guidelines do contain share ownership requirements. Directors are credited with DSUs as part of their compensation, which are settled for cash, but not until after the director has left the Board of Directors.

  Rights, Preferences and Dividends Attaching to Shares

        The holders of Common Shares have the right to receive dividends if and when declared. Each holder of Common Shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each Common Share held as of such record date at such annual and/or special meeting, including with respect to the election or re-election of directors. Subject to the provisions of our By-laws, all directors may, if still qualified to serve as directors, stand for re-election. The numbers of our Board of Directors are not replaced at staggered intervals but are elected annually.

        On a distribution of assets on a winding-up, dissolution or other return of capital (subject to certain exceptions) the holders of Common Shares shall have a right to receive their pro rata share of such distribution. There are no sinking fund or redemption provisions in respect of the Common Shares. Our shareholders have no liability to further capital calls as all shares issued and outstanding are fully paid and non-assessable.

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

  Limitations on the Rights to Own Shares

        The Articles do not contain any limitations on the rights to own shares. Except as described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Articles and By-laws with respect to our Common Shares.

  Disclosure of Share Ownership

        In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within 10 days from the day on which the change takes place.

        The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

  Other Provisions of Articles and By-laws

        There are no provisions in the Articles or By-laws:

  •
  delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;

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

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in Section E, Taxation.

  Restrictions on Share Ownership by Non-Canadians

        There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act (the "Investment Canada Act") may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of our company by a "non-Canadian."

  Investment Canada Act

        Under the Investment Canada Act, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of "net benefit to Canada". If a transaction is subject to review (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. Direct acquisitions of control of most Canadian businesses by or from World Trade Organization ("WTO") investors are reviewable under the Investment Canada Act only if, in the case of an acquisition of voting securities, the value of the worldwide assets of the Canadian business or, in the case of an acquisition of substantially all the assets of a Canadian business, the value of those assets exceed C$295 million for the year 2008 (this figure is adjusted annually to reflect inflation). Indirect acquisitions (e.g., an acquisition of a U.S. corporation with a Canadian subsidiary) of control of such businesses by or from WTO investors are not subject to review, regardless of the value of the Canadian businesses' assets. Significantly lower review thresholds apply where neither the investor nor the Canadian business is WTO investor controlled or where the Canadian business is engaged in uranium mining, certain cultural businesses, financial services or transportation services.

        Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of its implementation.

  Competition Act

        The Competition Act (Canada) (the "Competition Act") requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the "Commissioner") in respect of proposed transactions that exceed certain financial and other thresholds. If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the transaction may be completed. The parties to a proposed transaction may choose to submit either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). However, where the parties choose to submit a short-form filing, the Commissioner may, within 14 days, require that the parties submit a long-form filing, in which case the proposed transaction generally may not be completed until 42 days after the long-form filing is submitted by the parties.

        The Commissioner may, upon request, issue an advance ruling certificate ("ARC") in respect of a proposed transaction where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. If the Commissioner issues an ARC in respect of a proposed transaction, the transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

        If the Commissioner is unwilling to issue an ARC, she may nevertheless issue a "no action" letter waiving notification and confirming that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to initiate proceedings should circumstances change.

        Regardless of whether pre-merger notification is required, the Commissioner may apply to the Competition Tribunal (a special purpose tribunal) for an order under the merger provisions of the Competition Act. If the Competition Tribunal finds that the transaction is or is likely to prevent or lessen competition substantially, it may order that the parties not proceed with the transaction or part of it or, in the event that the transaction has already been completed, order its dissolution or the disposition of some of the assets or shares involved. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the transaction.

E.    Taxation

  Canadian Federal Income Taxation

        The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our Common Shares who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") deals at arm's length with, and is not affiliated with, us, holds its Common Shares as capital property and does not use or hold and is not deemed to use or hold such Common Shares in carrying on a business in Canada and who, at all relevant times, for purposes of the Canadian Tax Act and the Canada-U.S. Income Tax Convention (the "U.S. Treaty") is resident in the U.S., is not, and is not deemed to be, resident in Canada and is eligible for benefits under the U.S. Treaty (a "U.S. holder"). Special rules, which are not discussed in the summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere. Limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the Code, as amended, do not qualify as resident in the U.S. for purposes of the U.S. Treaty. Under changes to the U.S. Treaty proposed in the Fifth Protocol to the U.S. Treaty, dated September 21, 2007 but not yet in force (the "Protocol"), a resident of the United States who is a member of such an LLC will generally be entitled to claim treaty benefits in respect of income, profits or gains derived through the LLC. Such entitlement will commence on the first day of the second month that begins after the Protocol enters into force for withholding tax, and on the first day of the calendar year beginning after the calendar year in which the Protocol enters into force for other taxes. The Protocol will also introduce limitation on benefits rules that will restrict the ability of certain persons who are resident in the United States to claim any or all benefits under the U.S. Treaty. Residents of the United States should consult their own tax advisors with respect to their eligibility for benefits under the U.S. Treaty, having regard to the Protocol.

        This summary is based upon the current provisions of the U.S. Treaty, the Canadian Tax Act and the regulations thereunder and our understanding of the current administrative policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the U.S. Treaty, the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary does not otherwise take into account or anticipate changes in law or administrative practice, whether by judicial, regulatory, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

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

        Generally, a Common Share will not be taxable Canadian property to a U.S. holder at a particular time; provided that (1) such Common Share is listed on a prescribed stock exchange or, under the Tax Proposals, a designated stock exchange (both of which currently include the NYSE and the TSX), (2) the U.S. holder, persons with whom the U.S. holder does not deal with at arm's length, or the U.S. holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of our company at any time during the 60-month period that ends at that time, and (3) the Common Share is not otherwise deemed to be taxable Canadian property for purposes of the Canadian Tax Act.

        Common Shares will be treaty-protected property where the U.S. holder is exempt from Canadian income tax on the disposition of Common Shares because of the U.S. Treaty. Common Shares owned by a U.S. holder will generally be treaty-protected property where the value of the Common Shares is not derived principally from real property situated in Canada.

  Dividends on Common Shares

        Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a U.S. holder that is the beneficial owner of such dividends will generally be subject to non-resident withholding tax under the Canadian Tax Act and the U.S. Treaty at the rate of (1) 5% of the amounts paid or credited if the U.S. holder is a company that owns (or is deemed to own) at least 10% of our voting stock or (2) 15% of the amounts paid or credited in all other cases. The rate of withholding under the Canadian Tax Act in respect of dividends paid to non-residents of Canada is 25% where no tax treaty applies.

  U.S. Federal Income Taxation

        The following discussion is a summary of certain material U.S. Federal income tax consequences of the ownership and disposition of Common Shares to U.S. Holders (as defined below) who hold Common Shares as capital assets. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect.

        The discussion is for general information only and may not apply to certain categories of shareholders subject to special treatment under the Code, such as holders that are pass-through entities or investors in pass-through entities, persons that hold Common Shares pursuant to selected retirement plans, pursuant to the exercise of employee stock options or otherwise as compensation, dealers or traders in securities or currencies, banks, insurance companies, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold Common Shares as a position in a straddle or as part of a "hedging," "integrated," "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only Federal income tax consequences and does not address any other U.S. Federal tax consequences (excluding Federal alternative minimum tax consequences) or any state, local or non-U.S. tax consequences. Accordingly, prospective investors are urged to consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of Common Shares to them.

        For purposes of the following discussion, the term "U.S. Holder" means a beneficial owner of Common Shares that is, for U.S. Federal income tax purposes, an individual who is a U.S. citizen or resident, a corporation (or other entity classified as a corporation) created or organized in or under the laws of the U.S. or any U.S. State, an estate the income of which is subject to U.S. Federal income tax purposes regardless of its source, or a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

  Taxation of Dividends

        Dividends will generally be taxed as ordinary income to U.S. Holders to the extent that they are paid out of our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. As such and subject to the following discussion of special rules applicable to Passive Foreign Investment Companies ("PFICs"), the gross amount of the dividends, if any, paid by us to U.S. Holders, without reduction for Canadian withholding taxes, will be taxed at lower rates applicable to certain qualified dividends. The maximum Federal income tax rate imposed on dividends received by individuals from U.S. and certain foreign corporations through 2010 is 15%. Recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain "qualified foreign corporations," which generally includes corporations located in a jurisdiction with which the U.S. has an income tax treaty that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. Dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the U.S. will also be treated as having been received from a "qualified foreign corporation." The U.S. Department of the Treasury and the Internal Revenue Service ("IRS") have determined that the Canada-U.S. Income Tax Treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the IRS have determined that Common Shares are considered readily tradable on an established securities market if they are listed on an established securities market in the U.S. such as the NYSE. Accordingly, dividends received by individual U.S. Holders should be entitled to favorable treatment as dividends received with respect to stock of a "qualified foreign corporation." Dividends that we pay, if any, generally will not qualify for the dividends received deduction otherwise available to corporate shareholders.

        To the extent that the amount of any dividend that we pay exceeds our current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. Holder's adjusted basis in the Common Shares. This will increase the amount of gain, or decrease the amount of loss, that such U.S. Holder will recognize upon disposition of the Common Shares. The balance of the excess, if any, will be taxed as capital gain (as described in "Sale, Exchange or Other Taxable Disposition" below).

        In certain circumstances, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding taxes payable in respect of dividends received by the U.S. Holder and, in the case of a corporate U.S. Holder owning 10% or more of the voting shares of our company, for a portion of the Canadian taxes that we pay.

        It is possible that we are, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends we pay as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. Holder's ability to claim a foreign tax credit for the Canadian withholding taxes payable in respect of the dividends. The Code permits a U.S. Holder entitled to benefits under the Canada-U.S. Income Tax Treaty to elect to treat any Company dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder's foreign tax credit. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

        The amount of any dividend paid in Canadian dollars will be the U.S. dollar value of the Canadian dollars distributed by us, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder's income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the Canadian dollars are converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

  Sale, Exchange or Other Taxable Disposition

        Subject to the following discussion of special rules applicable to PFICs, a U.S. Holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder's tax basis in the Common Shares. The U.S. Holder's tax basis in the Common Shares generally will equal the cost of the Common Shares to such holder. Gain or loss, if any, will generally be U.S. source income for foreign tax credit limitation purposes.

        Gain or loss realized on the sale, exchange or other taxable disposition of the Common Shares generally will be capital gain or loss and will be long-term capital gain or loss if the Common Shares have been held for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deduction of capital losses is subject to limitations.

  Passive Foreign Investment Company Considerations

        A PFIC is any foreign corporation if, after the application of certain "look-through" rules, (i) at least 75% of its gross income is "passive income"; or (ii) at least 50% of the average value of its assets produce "passive income" or are held for the production of "passive income". The determination as to PFIC status is made annually. If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. Federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. Holder of dividends paid by us and of sales, exchanges and other dispositions of our Common Shares, and may result in other adverse U.S. Federal income tax consequences.

        We believe that we are not currently a PFIC, and we do not expect to become a PFIC in the future. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC at some future time as a result of changes in our assets, income or business operations.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of the Common Shares, and to the proceeds received on the disposition of Common Shares effected within the U.S. (and, in certain cases, outside the U.S.), paid to U.S. Holders other than certain exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder's broker) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or as a credit against the U.S. Holder's U.S. Federal income tax liability, provided that the required information is timely furnished to the IRS.

F.     Dividends and Paying Agents

  Dividends

        On December 14, 2005, we paid our first dividend in the amount of $0.50 per Common Share. This dividend was declared on November 14, 2005 to shareholders of record at the close of business on November 30, 2005. At the same time, the Board of Directors adopted a dividend policy which contemplated the payment of a quarterly dividend in the amount of $0.125 per Common Share. On April 28, 2006, we paid our first dividend under this policy. This dividend was declared on March 22, 2006 to shareholders of record at the close of business on April 7, 2006.

        The Board of Directors declared subsequent dividends under this policy as follows: (i) on May 10, 2006, to shareholders of record on May 23, 2006, payable on May 31, 2006; (ii) on August 9, 2006 to shareholders of record on August 18, 2006, payable on September 1, 2006; and (iii) on November 8, 2006 to shareholders of record on November 22, 2006, payable on November 30, 2006.

        On December 6, 2006, the Board of Directors adopted a revised dividend policy that contemplated the payment of a quarterly dividend in the amount of $0.375 per Common Share, subject to approval by our Board of Directors. In addition, the Board of Directors may approve the payment of future special dividends, subject to the continuation of positive business trends and the discretion of the Board of Directors. Also on December 6, 2006, the Board of Directors declared a special cash dividend of $0.50 per Common Share payable on January 22, 2007 to shareholders of record at the close of business on January 10, 2007. During 2007, we declared and paid cash dividends of $0.375 per Common Share as follows:

Date Declared	Record Date	Payment Date
March 14, 2007	March 26, 2007	April 3, 2007
May 9, 2007	May 22, 2007	May 29, 2007
August 7, 2007	August 20, 2007	August 31, 2007
November 7, 2007	November 20, 2007	November 30, 2007

        Except for the contemplation of a quarterly dividend in accordance with our dividend policy, we have no specific procedure for the setting of the date of dividend entitlement but, in accordance with applicable laws, regulations and rules, will set a record date for stock ownership to determine entitlement to any dividends declared. We have no specific procedures for holders not resident in Canada to claim dividends and will mail dividends to non-residents of Canada in the same manner as to holders resident in Canada. We have appointed CIBC Mellon to be the paying agent for dividends in the U.S. and elsewhere.

        Our declaration of dividends pursuant to the dividend policy continues to be subject to the discretion of the Board of Directors and applicable laws and is generally based on our business performance, operating results, future capital or other funding requirements and applicable laws.

  Subordinated Notes

        Effective April 1, 2007, we redeemed all of our outstanding 7 7/8% Senior Subordinated Notes (the "Notes") for $406,756,000, which included an early redemption premium of $7,854,000. The loss on early extinguishment of debt reported in the consolidated statement of income for the twelve months ended December 31, 2007 comprised the early redemption premium paid, as well as the write-off of the unamortized deferred financing costs, discount and fair value adjustment associated with the Notes, which totalled $12,463,000.

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

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations. Telephone (905) 286-3000. Facsimile (905) 286-3050 EMAIL: ir@biovail.com

I.     Subsidiary Information

        Our subsidiaries are detailed under Item 4.C, "Organizational Structure".

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

        In June 2005, Biovail Corporation was continued under the Canada Business Corporations Act (the "CBCA") and adopted a new set of by-laws to reflect the provisions of that statute. There are a number of differences between the CBCA and the Business Corporations Act (Ontario) (the previous statute governing our company). Among other things, shareholder proposals, the matters requiring shareholder approval and certain matters relating to shareholder and director meetings are subject to different requirements under the CBCA. A copy of the Articles of Continuance were filed as Exhibit 99.1 on our report on Form 6-K filed on July 7, 2005, file #001-14956.

Item 15. Controls and Procedures

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

  (b)
  Management's Annual Report on Changes in Internal Controls Over Financial Reporting. Except as described above in our MD&A under "Management's Discussion and Analysis — Management's Report on Disclosure Controls and Procedures and Internal Control Over Financial Reporting — Internal Control Over Financial Reporting", there were no changes in our internal controls over financial reporting during the year ended December 31, 2007 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [RESERVED]

Item 16A Audit Committee Financial Expert

        Our Board of Directors has determined that each member of the audit committee, comprised of Mr. Michael Van Every, Dr. Laurence Paul, Mr. William Wells and Mr. Jamie Sokalsky is an "audit committee financial expert" and is independent under the applicable rules promulgated by the SEC and the NYSE and is "financially literate" as defined under applicable Canadian securities regulation.

Item 16B Code of Ethics

        Our Board of Directors has adopted a Code of Professional Conduct for the Chief Executive Officer and Senior Finance Executives that applies to our Chief Executive Officer, Senior Vice-President and Chief Financial Officer and Vice-President, Controller and Assistant Secretary, or persons performing similar functions.

Item 16C Principal Accounting Fees and Services

  Audit Fees and Services

        The table below summarizes the audit fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries during each of 2007 and 2006.

	2007		2006
	Amount	%	Amount	%
Audit Fees	$2,447	87.3	$3,341	89.0
Audit-Related Fees(1)	354	12.6	269	7.2
Tax Fees(2)	3	0.1	142	3.8
All Other Fees(3)	0	0	0	0

Total	2,804	100.0	$3,752	100.0

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

(3)
We do not engage our independent auditors for any other services, other than audit, audit-related and tax services.

  Audit Committee's pre-approval policies and procedures

        The Audit Committee of our Board of Directors chooses and engages our independent auditors to audit our financial statements. In 2003, our Audit Committee adopted a policy requiring management to obtain the Audit Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the Audit Committee to pre-approve audit and non-audit services that may be performed by our auditors.

        On a quarterly basis, management informs the Audit Committee of the pre-approved services to be provided by our auditors. Outside of the quarterly process, services of a type that are not pre-approved by the Audit Committee require pre-approval by the Chairperson of the Audit Committee on a case-by-case basis. The Chairperson of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

Item 16D Exemptions from the Listing Standards for Audit Committee

        Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchases

        Not applicable.

PART III

Item 17. Financial Statements

        We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

        The financial statements appear on pages F-1 through F-50.

Item 19. Exhibits

1.1	Articles of Continuance(1)
1.2	By-Law No. 1 of Biovail Corporation(2)
2.1	Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(3)
2.2	First Supplemental Indenture, dated as of March 28, 2002, between Biovail Corporation, Computershare Trust Company, Inc., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee(4)
4.1	Employment Agreement of Douglas J.P. Squires(5)
4.2	Employment Agreement of Kenneth G. Howling(6)
4.3	Employment Agreement of Eugene N. Melnyk(7)
4.4	Employment Agreement of Gilbert Godin(8)
4.5	Employment Agreement of Greg Gubitz(9)
4.6	Employment Agreement of Wendy A. Kelley(10)
4.7	2007 Equity Compensation Plan(11)
4.8	Amended and Restated 2004 Stock Option Plan(12)
4.9	1993 Stock Option Plan, as Amended & Restated(13)
4.10	Biovail Corporation Deferred Share Unit Plan for Canadian Directors(14)
4.11	Biovail Corporation Deferred Share Unit Plan for US Directors(15)
4.12	Biovail Laboratories International SRL Deferred Share Unit Plan(16)
8.1	Subsidiaries of Biovail Corporation (see Item 4.C of this report)
10.a.1	Consent of Ernst & Young LLP
11.1	Code of Ethics
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of the Chief Executive Officer of Biovail Corporation to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of the Senior Vice President and Chief Financial Officer of Biovail Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter
99.1	Schedule II — Valuation and qualifying accounts

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

3)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

4)
Incorporated by reference to Exhibit 1.1 on Registrant's report on Form 6-K dated May 21, 2002 filed with the SEC on May 21, 2002, file #001-14956.

5)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

6)
Incorporated by reference to Exhibit 99.2 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

7)
Incorporated by reference to Exhibit 99.3 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

8)
Incorporated by reference to Exhibit 99.4 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

9)
Incorporated by reference to Exhibit 99.5 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

10)
Incorporated by reference to Exhibit 99.6 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

11)
Incorporated by reference to Exhibit 99.7 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

12)
Incorporated by reference to Exhibit 99.8 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

13)
Incorporated by reference to Exhibit 99.9 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

14)
Incorporated by reference to Exhibit 99.10 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

15)
Incorporated by reference to Exhibit 99.11 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

16)
Incorporated by reference to Exhibit 99.12 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOVAIL CORPORATION
Date: March 17, 2008
	By:	/s/ KENNETH G. HOWLING Kenneth G. Howling Senior Vice President and Chief Financial Officer

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

        Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2007.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, as stated in their report on page F-4 herein.

/s/ DOUGLAS J. P. SQUIRES	/s/ KENNETH G. HOWLING
Douglas J. P. Squires Chief Executive Officer	Kenneth G. Howling Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule II listed in the Exhibit Index as Exhibit 99.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biovail Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, Biovail Corporation changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." Also, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, Biovail Corporation adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109".

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biovail Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Toronto, Canada, March 12, 2008	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited Biovail Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Biovail Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        In our opinion, Biovail Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 12, 2008, expressed an unqualified opinion thereon.

Toronto, Canada, March 12, 2008	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

Biovail Corporation

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles

(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2007	2006
ASSETS
Current
Cash and cash equivalents	$433,641	$834,540
Marketable securities	3,895	—
Accounts receivable	111,114	129,247
Insurance recoveries receivable	62,942	—
Inventories	80,745	78,781
Prepaid expenses and other current assets	14,680	15,056

	707,017	1,057,624

Marketable securities	24,417	5,677
Long-term investments	24,834	56,442
Property, plant and equipment, net	238,457	211,979
Intangible assets, net	630,514	697,645
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	20,700	—
Other long-term assets, net	35,882	62,781

	$1,782,115	$2,192,442

LIABILITIES
Current
Accounts payable	$50,415	$44,988
Dividends payable	—	80,222
Accrued liabilities	74,363	101,219
Accrued legal settlements	148,000	14,400
Accrued contract costs	45,065	54,800
Income taxes payable	647	41,596
Deferred revenue	49,088	61,916
Current portion of long-term obligations	—	11,146

	367,578	410,287

Deferred revenue	55,653	73,621
Income taxes payable	54,100	—
Long-term obligations	—	399,379
Other long-term liabilities	6,965	6,898

	484,296	890,185

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 161,023,729 and 160,444,070 issued and outstanding at December 31, 2007 and 2006, respectively	1,489,807	1,476,930
Additional paid-in capital	23,925	14,952
Deficit	(278,495)	(232,733)
Accumulated other comprehensive income	62,582	43,108

	1,297,819	1,302,257

	$1,782,115	$2,192,442

Commitments and contingencies (notes 23 and 24)

On behalf of the Board:

/s/ DOUGLAS J. P. SQUIRES	/s/ MICHAEL R. VAN EVERY
Douglas J. P. Squires	Michael R. Van Every
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2007	2006	2005
REVENUE
Product sales	$801,046	$1,021,278	$887,074
Research and development	23,828	21,593	27,949
Royalty and other	17,944	24,851	23,320

	842,818	1,067,722	938,343

EXPENSES
Cost of goods sold	223,680	211,152	201,330
Research and development	118,117	95,479	88,437
Selling, general and administrative	161,001	238,441	227,394
Amortization	48,049	56,457	62,260
Legal settlements, net of insurance recoveries	95,114	14,400	—
Intangible asset impairments, net of gain on disposal	9,910	143,000	25,833
Restructuring costs	668	15,126	19,810
Contract costs (recovery)	(1,735)	54,800	—

	654,804	828,855	625,064

Operating income	188,014	238,867	313,279
Interest income	24,563	29,199	7,175
Interest expense	(9,745)	(35,203)	(37,126)
Foreign exchange gain (loss)	5,491	(2,360)	794
Equity loss	(2,528)	(529)	(1,160)
Other income (expense)	2,944	—	(3,397)

Income from continuing operations before provision for income taxes	208,739	229,974	279,565
Provision for income taxes	13,200	14,500	22,550

Income from continuing operations	195,539	215,474	257,015
Loss from discontinued operation	—	(3,848)	(10,575)

Net income	$195,539	$211,626	$246,440

Basic and diluted earnings (loss) per share
Income from continuing operations	$1.22	$1.35	$1.61
Loss from discontinued operation	—	(0.03)	(0.07)

Net income	$1.22	$1.32	$1.54

Weighted average number of common shares outstanding (000s)
Basic	160,839	160,060	159,433
Diluted	160,875	160,078	159,681

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common Shares
	Shares (000s)	Amount	Additional Paid-In Capital	Deficit	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2005	159,383	$1,457,065	$1,450	$(450,736)	$46,134	$1,053,913
Issued on the exercise of stock options	187	3,740	(1,022)	—	—	2,718
Issued under Employee Stock Purchase Plan	18	272	—	—	—	272
Stock-based compensation	—	—	(51)	—	—	(51)
Cash dividends declared ($0.50 per share)	—	—	—	(79,779)	—	(79,779)

	159,588	1,461,077	377	(530,515)	46,134	977,073

Comprehensive income
Net income	—	—	—	246,440	—	246,440
Other comprehensive income	—	—	—	—	4,851	4,851

Total comprehensive income						251,291

Balance, December 31, 2005	159,588	1,461,077	377	(284,075)	50,985	1,228,364

Issued on the exercise of stock options	844	15,659	(219)	—	—	15,440
Issued under Employee Stock Purchase Plan	12	194	—	—	—	194
Stock-based compensation	—	—	14,794	—	—	14,794
Cash dividends declared ($1.00 per share)	—	—	—	(160,284)	—	(160,284)

	160,444	1,476,930	14,952	(444,359)	50,985	1,098,508

Comprehensive income
Net income	—	—	—	211,626	—	211,626
Other comprehensive loss	—	—	—	—	(7,877)	(7,877)

Total comprehensive income						203,749

Balance, December 31, 2006	160,444	1,476,930	14,952	(232,733)	43,108	1,302,257

Issued on the exercise of stock options	580	12,877	(1,660)	—	—	11,217
Stock-based compensation	—	—	10,633	—	—	10,633
Cash dividends declared ($1.50 per share)	—	—	—	(241,301)	—	(241,301)

	161,024	1,489,807	23,925	(474,034)	43,108	1,082,806

Comprehensive income
Net income	—	—	—	195,539	—	195,539
Other comprehensive income	—	—	—	—	19,474	19,474

Total comprehensive income						215,013

Balance, December 31, 2007	161,024	$1,489,807	$23,925	$(278,495)	$62,582	$1,297,819

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$195,539	$211,626	$246,440
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	94,985	92,150	96,641
Amortization and write-down of deferred financing costs	4,821	2,300	3,445
Amortization and write-down of discounts on long-term obligations	962	1,291	2,420
Accrued legal settlements, net of insurance recoveries	78,652	14,400	—
Gains on disposal of investments and intangible assets	(24,356)	(4,000)	—
Impairment charges and asset write-offs	21,468	151,140	29,230
Stock-based compensation	10,633	14,794	—
Accrued contract costs	(9,735)	54,800	—
Premium paid on early extinguishment of debt	7,854	—	—
Equity loss	2,528	529	1,160
Loss from discontinued operation	—	3,848	10,575
Other	5,578	2,083	(2,469)
Changes in operating assets and liabilities:
Accounts receivable	18,052	4,688	12,775
Insurance recoveries receivable	(7,994)	—	—
Inventories	3,023	10,906	16,624
Prepaid expenses and other current assets	376	(311)	1,101
Accounts payable	3,273	(12,999)	17,027
Accrued liabilities	(26,496)	13,694	5,605
Income taxes payable	(7,514)	3,897	13,343
Deferred revenue	(30,796)	(42,319)	47,962

Net cash provided by continuing operating activities	340,853	522,517	501,879

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposals of investments, net of costs	52,669	—	—
Additions to property, plant and equipment, net	(35,086)	(44,802)	(37,807)
Additions to marketable securities	(34,534)	(3,196)	(8,791)
Proceeds from sales and maturities of marketable securities	3,282	4,854	6,296
Additions to long-term investments	(1,376)	(1,303)	—
Proceeds on disposals of intangible assets	—	4,000	98,127
Acquisitions of intangible assets	—	—	(26,000)

Net cash provided by (used in) continuing investing activities	(15,045)	(40,447)	31,825

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Senior Subordinated Notes	(406,756)	(1,098)	—
Dividends paid	(321,523)	(80,062)	(79,779)
Repayments of other long-term obligations	(11,250)	(25,280)	(35,656)
Issuance of common shares	11,217	15,634	2,990
Repayment of deferred compensation obligation, net	(338)	(175)	(3,931)
Financing costs paid	—	(1,275)	(1,300)
Payment on termination of interest rate swap	—	—	(1,419)

Net cash used in continuing financing activities	(728,650)	(92,256)	(119,095)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	(558)	(3,770)
Net cash used in investing activities	—	—	(47)

Net cash used in discontinued operation	—	(558)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	1,943	(5)	173

Net increase (decrease) in cash and cash equivalents	(400,899)	389,251	410,965
Cash and cash equivalents, beginning of year	834,540	445,289	34,324

Cash and cash equivalents, end of year	$433,641	$834,540	$445,289

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     DESCRIPTION OF BUSINESS

  Biovail Corporation ("Biovail" or the "Company") was established on March 29, 1994 and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis. These policies are consistent with accounting policies generally accepted in Canada ("Canadian GAAP") in all material respects except as described in note 27.

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and those of its subsidiaries. All intercompany transactions and balances have been eliminated.

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include allowances for inventories; provisions for product returns, rebates and chargebacks; useful lives of long-lived assets; expected future cash flows used in evaluating long-lived assets and investments for impairment; provisions for loss contingencies; provisions for income taxes and realizability of deferred tax assets; and the allocation of the purchase price of acquired assets and businesses. Under certain product manufacturing and supply agreements, management relies on estimates for future returns, rebates and chargebacks made by the Company's third-party strategic partners. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial statements could be materially impacted.

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

  Marketable Securities

  Marketable securities are classified as being available-for-sale. These securities are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on these securities that are considered to be other-than-temporary are recognized in net income. Realized gains and losses on the sale of these securities are recognized in net income. The cost of investments sold is determined using the specific identification method. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

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

  The Company's marketable securities portfolio includes investment-grade government or corporate fixed income obligations with a maximum term to maturity of three years. No single issuer comprises more than 20% of the portfolio.

  The Company's marketable securities portfolio also includes investments in nine individual auction rate securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages.

  A significant portion of the Company's product sales is made to its third-party strategic partners, as well as major drug wholesalers in the U.S. and Canada. The Company's five largest customer balances accounted for 69% and 67% of trade receivables at December 31, 2007 and 2006, respectively. The Company performs periodic credit evaluations of customers and generally does not require collateral. An allowance for doubtful accounts is maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience, and changes in customer payment patterns. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected. The Company has not experienced any significant losses from uncollectible accounts.

  Insurance Recoveries Receivable

  A claim for insurance recovery is recognized when the claim becomes probable of realization.

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

  Long-Term Investments

  Marketable investments are classified as being available-for-sale. Those investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on these investments that are considered to be other-than-temporary are recognized in net income.

  Non-marketable investments are accounted for using the cost method. Declines in the fair value of those investments below their cost bases that are considered to be other-than-temporary are recognized in net income.

  An investment over which the Company has the ability to exercise significant influence is accounted for using the equity method. The Company's share of the losses of the investee is recognized in net income. When the Company's share of the net losses of the investee exceeds the carrying value of the investment, the Company discontinues applying the equity method and the investment is reduced to zero.

  The Company evaluates its long-term investments for other-than-temporary declines in fair value whenever there are indicators of impairment. Indicators of impairment include a sustained decline in the quoted market price of a marketable investment; a significant deterioration in the earnings performance, credit rating, or business prospects of the investee; and a significant adverse change in the regulatory, economic, or technological environment of the investee. Factors that the Company considers in determining whether a decline is other-than-temporary include the financial condition and near-term prospects of the investee; the duration and extent to which the fair value of an investment is below its cost basis; and the Company's ability and intent to hold the investment.

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

  Impairment of Long-Lived Assets

  The Company tests long-lived assets (which include property, plant and equipment, and intangible and other assets) for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Indicators of potential impairment include an adverse change in legal factors or in the business climate that could affect the value of an asset; an adverse change in the extent or manner in which an asset is used or is expected to be used, or in its physical condition; and current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. If indicators of impairment are present, a long-lived asset is tested for recoverability by comparing the carrying value of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset. If those expected cash flows are less than the carrying value of a long-lived asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Company currently has one operating segment and one reporting unit, which is the consolidated company. The Company uses its market capitalization as the measurement basis for the estimated fair value of its reporting unit. Accordingly, the Company tests goodwill for impairment by comparing its market capitalization to the carrying value of its consolidated net assets. On that basis, there was no indication of goodwill impairment at December 31, 2007 or 2006.

  Deferred Financing Costs

  Deferred financing costs are reported at cost, less accumulated amortization, and are recorded in other assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Derivative Financial Instruments

  From time to time, the Company utilizes derivative financial instruments to manage its exposure to market risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. The Company did not hold any derivative financial instruments at December 31, 2007 or 2006.

  Deferred Leasehold Inducements

  Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease. Deferred leasehold inducements are included in other long-term liabilities.

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

  Revenue Recognition

  Effective January 1, 2000, the Company adopted the provisions of the U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB No. 104 "Revenue Recognition". Total revenue in each of 2007, 2006 and 2005 included $3,400,000 of amortization of revenue deferred upon the adoption of SAB 101.

  Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements, which may include research and development, manufacturing, and/or marketing deliverables. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has standalone value to the customer; the fair value of any undelivered items can be reliably determined; and the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

  Product Sales

  Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are recorded in deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated discounts, allowances, returns, rebates and chargebacks. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company's products and inventory levels of the Company's products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

  The Company is party to manufacturing and supply agreements with a number of third-party strategic partners in the U.S. Under the terms of those agreements, the Company's supply prices for its products are determined after taking into consideration estimates for future returns, rebates and chargebacks provided to the Company by each partner. The Company makes adjustments as needed to state those estimates on a basis consistent with this policy, and the Company's methodology for estimating returns, rebates and chargebacks related to its own direct product sales.

  Research and Development

  Research and development revenue attributable to the performance of contract research services is recognized as the services are performed, under the proportionate performance convention of revenue recognition. Performance is measured based on units-of-work performed relative to total units-of-work contracted. For clinical research services, units-of-work is generally measured in terms of bed night stays, and for laboratory-testing services, units-of-work is generally measured in terms of numbers of samples analyzed. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

  Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the related arrangement. Contingent revenue in connection with those arrangements attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.

  Royalty

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

  Other

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined on a fee per call basis or based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company earned co-promotion revenue of $202,000 and $4,311,000 in 2007 and 2006, respectively, and did not earn any co-promotion revenue in 2005.

  Licensing revenue is deferred and recognized on a straight-line basis over the licensing period.

  Shipping and Handling Costs

  The Company generally does not charge customers for shipping and handling costs. Those costs are included in cost of goods sold.

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

  Costs associated with providing contract research services to third parties are included in research and development expenses. Those costs amounted to $17,507,000, $17,684,000 and $19,017,000 in 2007, 2006 and 2005, respectively.

  Acquired Research and Development Expense

  The fair value of an in-process research and development project acquired through an asset acquisition or business combination is expensed as acquired research and development if the underlying product has not reached technological feasibility at the date of acquisition and has no alternative future use. The fair value of in-process research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to each project includes the costs to develop the project into a commercially viable product, and the projected revenues to be earned upon commercialization of the product when complete. The discount rate used to present value the estimated future net cash flows related to each project is determined based on the relative risk of achieving the project's net cash flows. The discount rate reflects the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, expected market competition, and the estimated useful life of the product.

  The Company did not acquire any in-process research and development projects in 2007, 2006 or 2005.

  Legal Costs

  Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and included in selling, general and administrative expenses. Legal costs expensed are reported net of expected insurance recoveries.

  Advertising Costs

  Advertising costs comprise product samples, print media, and promotional materials. Advertising costs related to new product launches are expensed on the first showing of the advertisement. The Company did not have any deferred advertising costs at December 31, 2007 or 2006.

  Advertising costs expensed in 2007, 2006 and 2005 were $3,773,000, $19,828,000 and $17,507,000, respectively. Those costs are included in selling, general and administrative expenses.

  Stock-Based Compensation

  Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income prior to January 1, 2006. Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company elected to use the modified-prospective transition method of adoption. That method required that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods were not restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS 123.

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

  On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 20.

  Earnings Per Share

  Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effect of stock options and restricted share units ("RSUs") is determined using the treasury stock method.

  Comprehensive Income

  Comprehensive income comprises net income and other comprehensive income. Other comprehensive income comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income is recorded as a component of shareholders' equity.

  Contingencies

  In the normal course of business, the Company is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings; contractual indemnities; product and environmental liabilities; and tax matters. In addition, the Company is self-insured for a portion of its product liability coverage. Accruals for loss contingencies are recorded when the Company determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability.

  Reclassifications

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2007. These reclassifications include the following:

  •
  On the 2006 consolidated balance sheet, accrued legal settlements of $14,400,000 (previously recorded in accrued liabilities) have been reclassified and presented as a separate line item within current liabilities.

  •
  On the 2006 consolidated balance sheet, the deferred compensation obligation of $1,266,000 (previously recorded in long-term obligations) and deferred leasehold inducements of $5,632,000 have been combined and presented as other long-term liabilities.

  •
  On the 2005 consolidated statement of income, the loss on impairment of investments of $3,397,000 has been reclassified from operating income to a separate line item below operating income.

  Recent Accounting Pronouncements, Not Adopted as of December 31, 2007

  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS 157 does not require any new fair value measurements in U.S. GAAP. SFAS 157, as issued, was effective for fiscal years beginning after November 15, 2007. In February 2008, however, the FASB agreed to a one-year deferral of the effective date for nonfinancial asset and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. Accordingly, the Company is required to adopt SFAS 157 beginning January 1, 2008 for financial assets and financial liabilities, and beginning January 1, 2009 for nonfinancial assets and nonfinancial liabilities. The Company does not expect the adoption of SFAS 157 for financial assets and financial liabilities will have a material effect on its consolidated financial statements, or result in any significant changes to its valuation methodologies or key considerations used in valuations. The Company is currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities will have on its consolidated financial statements.

  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), providing companies with an option to report many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS 159 beginning January 1, 2008. The Company does not expect to elect the fair value option for any financial assets and financial liabilities that are not currently recorded at fair value.

  In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to adopt these standards beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS 141R and SFAS 160 will have on its consolidated financial statements.

3.     RESTRUCTURING

  2005

  On May 2, 2005, the Company sold the distribution rights to its cardiovascular product Cardizem® LA in the U.S. and Puerto Rico to Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott). Kos also obtained the rights to distribute a combination product under development comprising Cardizem® LA and Vasotec® (Vasocard™). In addition, the Company transferred to Kos all of the product rights and certain inventories related to its anti-hypertension drugs Teveten and Teveten HCT. In consideration for these transactions, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000.

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

  The Teveten and Teveten HCT product rights and inventories were transferred to Kos in exchange for the Cardizem® LA manufacturing and supply rights. The Company recorded a $25,507,000 impairment charge to write down the carrying value of the Teveten and Teveten HCT product rights to their estimated fair value of $53,700,000 at the date of transfer. The Company recognized an intangible asset associated with the Cardizem® LA manufacturing and supply rights in the amount of $56,719,000, which comprised the estimated fair value of the Teveten and Teveten HCT product rights and cost of Teveten and Teveten HCT inventories that were transferred to Kos. The Cardizem® LA intangible asset will be amortized to cost of goods sold, on the same seven-year, straight-line basis as the deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not transferred to Kos were written off to cost of goods sold.

  Concurrent with the Kos transaction, the Company restructured its U.S. commercial operations. As a result, the Company reduced its U.S. primary-care and cardiovascular specialty sales forces by 493 positions (including 186 sales representatives who were offered employment by Kos), and administrative functions by 30 positions. The Company retained 85 specialty sales representatives to focus on the promotion of Zovirax® Ointment and Zovirax® Cream, as well as to provide co-promotion services to other pharmaceutical companies. The Company incurred a restructuring charge of $19,810,000 in 2005, which consisted of employee termination benefits, contract termination costs, and professional fees. Employee termination costs included severance and related benefits, as well as outplacement services, for affected employees. The Company did not pay termination benefits to those employees who were offered employment by Kos. Contract termination costs included facility and vehicle lease payments that the Company continued to incur without economic benefit.

  2006

  On December 6, 2006, the Company eliminated its remaining U.S. specialty sales force, and implemented other measures to reduce the operating and infrastructure costs of its U.S. operations. As a result, the Company reduced its specialty sales force and related support functions by 115 positions, and administrative and other functions by 73 positions. The Company incurred a restructuring charge of $15,126,000 in 2006, which consisted of employee termination benefits, asset impairments, contract termination costs, and professional fees. Certain employees were offered retention bonuses to stay up to an additional six months in support of the transition process. The fair value of those bonuses was recognized over the required retention period. The asset impairment charge partially related to the abandonment of leasehold improvements due to the vacating of a portion of the Company's Bridgewater, New Jersey facility. In addition, the Company decided to abandon large-scale manufacturing at its Chantilly, Virginia facility. As a result, the Company recorded an asset impairment charge related to the disposal or destruction of machinery and equipment that was not deemed useful for smaller scale research and development purposes. Contract termination costs included vehicle lease payments that the Company expected to continue to incur without economic benefit.

  On December 15, 2006, the Company entered into an exclusive promotional services agreement with Sciele Pharma, Inc. ("Sciele"), whereby Sciele will provide detailing and sampling support for Zovirax® Ointment and Zovirax® Cream in the U.S. Sciele is solely responsible for the cost of maintaining a field sales force, and has committed to spending a minimum amount each year on promotional activities. Commencing in 2007, the Company is paying Sciele an annual fee as compensation for its promotion of Zovirax®. Sciele is also entitled to additional payments if certain tiered revenue targets are met each calendar year. This agreement continues until December 2011.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

3.     RESTRUCTURING (Continued)

  2007

  In 2007, the Company incurred a restructuring charge of $2,234,000, which was related to the recognition of employee retention bonuses, as well as additional contract termination and other costs incurred in connection with the December 2006 restructuring program. The Company recorded an adjustment of $408,000 to employee termination benefits to reverse costs accrued at December 31, 2006 for employees who were ultimately retained by the Company. The Company also recorded an adjustment of $1,158,000 to contract termination costs to reflect higher than anticipated proceeds from the sale of leased vehicles at auction, and a change in the estimated future sublease rentals that could be obtained for the vacated portion of its Bridgewater facility.

  The following table summarizes the major components of restructuring costs:

	Employee Termination Benefits	Impairments	Contract Termination Costs	Professional Fees and Other	Total
Balance, January 1, 2005	$—	$—	$—	$—	$—
Costs incurred and charged to expense	13,098	—	5,309	1,403	19,810
Costs paid or otherwise settled	(13,098)	—	(3,738)	(1,403)	(18,239)

Balance, December 31, 2005	—	—	1,571	—	1,571

Costs incurred and charged to expense	8,722	4,140	2,008	256	15,126
Costs paid or otherwise settled	(355)	(4,140)	(268)	—	(4,763)

Balance, December 31, 2006	8,367	—	3,311	256	11,934

Costs incurred and charged to expense	1,103	—	478	653	2,234
Costs paid or otherwise settled	(9,062)	—	(2,631)	(909)	(12,602)
Adjustments to opening balance	(408)	—	(1,158)	—	(1,566)

Balance, December 31, 2007	$—	$—	$—	$—	$—

4.     MARKETABLE SECURITIES

  The Company's marketable securities portfolio comprises available-for-sale investment-grade corporate or government bonds and auction rate securities. The cost basis and estimated fair value of marketable securities held at December 31 were as follows:

	2007
			Gross Unrealized
	Cost Basis	Fair Value	Gains	Losses
Corporate and government bonds	$10,169	$10,312	$148	$(5)
Auction rate securities	26,825	18,000	—	(8,825)

	$36,994	$28,312	$148	$(8,830)

	2006
			Gross Unrealized
	Cost Basis	Fair Value
			Gains	Losses
Corporate and government bonds	$5,730	$5,677	$—	$(53)

  The contractual maturities of marketable securities held at December 31, 2007 were as follows:

	Cost Basis	Fair Value
Within one year	$3,900	$3,895
One to three years	6,269	6,417
After three years	26,825	18,000

	$36,994	$28,312

  Gross gains and losses realized on the sale of marketable securities were not material in 2007, 2006 or 2005.

  The gross unrealized losses on the Company's corporate and government bond investments at December 31, 2007 were caused by increases in market interest rates. Those investments have been in a continuous unrealized loss position for 12 months or more. However, as the Company has the ability and intent to hold these securities until a recovery of fair value, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2007.

  At December 31, 2007, the Company had $26,825,000 of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. However, with the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders. The Company's auction rate securities all had "Aaa/AAA" credit ratings at the time of purchase. In the fourth quarter of 2007, two of these securities with an aggregate principal amount of $6,000,000 were downgraded to "A3/AAA" and placed on credit watch with negative implications, and one other of these securities with a principal amount of $3,000,000 was downgraded to "A2/AAA" with negative implications. All of the Company's auction rate securities retained at least one "AAA" rating at December 31, 2007. Subsequent to December 31, 2007, the two securities rated "A3/AAA" and the one security rated "A2/AAA" were further downgraded to "A3/CCC" and "A2/CC", respectively, with negative implications. One of the Company's other auction rate securities with a rating of "Aaa/AAA" and a principal amount of $2,825,000 has been placed on credit watch. The Company's remaining auction rate securities have retained their initial credit ratings of "Aaa/AAA".

  The estimated fair value of the Company's auction rate securities at December 31, 2007 was $18,000,000, which reflected an $8,825,000 write-down to the cost basis of $26,825,000. Although these securities continue to pay interest according to their stated terms, based on its analysis of other-than-temporary impairment factors, the Company has recorded an impairment charge of $6,000,000 at December 31, 2007, reflecting the portion of its auction rate securities that the Company has concluded has an other-than-temporary decline in estimated fair value. In addition, the Company recorded an unrealized loss of $2,825,000 in other comprehensive income, reflecting adjustments to its auction rate securities that the Company has concluded have a temporary decline in estimated fair value.

  Due to the lack of observable market quotes for these securities, the Company utilized valuation models in order to estimate the fair value of its auction rate securities at December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of the Company's auction rates securities is subject to uncertainties that are difficult to predict. Factors that may impact the Company's valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

  As there is uncertainty as to when market liquidity will return to normal, the Company has classified its auction rates securities as long-term marketable securities on the 2007 consolidated balance sheet.

5.     ACCOUNTS RECEIVABLE

	2007	2006
Trade	$105,555	$123,031
Less allowances for doubtful accounts and cash discounts	1,959	3,503

	103,596	119,528
Royalties	5,959	4,121
Other	1,559	5,598

	$111,114	$129,247

6.     INSURANCE RECOVERIES RECEIVABLE

	2007	2006
U.S. securities class action	$54,948	$—
Other legal costs	7,994	—

	$62,942	$—

  U.S. Securities Class Action

  In connection with the settlement of securities class actions in the U.S. (as described in note 13), the Company recognized a recovery of $54,948,000 for the portion of the settlement amount that its insurance carriers are expected to pay.

7.     INVENTORIES

	2007	2006
Raw materials	$32,577	$34,766
Work-in-process	14,748	15,230
Finished goods	33,420	28,785

	$80,745	$78,781

8.     LONG-TERM INVESTMENTS

	2007	2006
Depomed, Inc.	$13,829	$15,999
Financière Verdi	8,400	—
Ethypharm S.A.	—	30,000
Reliant Pharmaceuticals, Inc.	—	6,259
Other	2,605	4,184

	$24,834	$56,442

  Depomed, Inc.

  Depomed Inc. ("Depomed") is a publicly traded pharmaceutical company. At December 31, 2007, the Company owned 4,242,032 common shares of Depomed, which represented approximately 9% of Depomed's issued and outstanding common shares. The Company also held warrants to purchase 419,154 common shares of Depomed, which are exercisable until April 2008 at an exercise price of $2.16 per share. This investment is classified as being available-for-sale.

  The cost basis and estimated fair value of the Company's investment in Depomed at December 31 were as follows:

	2007	2006
Cost basis	$10,134	$10,134
Gross unrealized holding gain	3,695	5,865

Fair value	$13,829	$15,999

  Fair value was estimated based on the quoted market price for Depomed's common shares at December 31, 2007 and 2006. The Company recorded unrealized holding losses of $2,170,000 and $10,427,000 in 2007 and 2006, respectively, and an unrealized holding gain of $2,456,000 in 2005, in other comprehensive income to reflect changes in the estimated fair value of its investment in Depomed.

  Financière Verdi / Ethypharm S.A.

  In April 2002, the Company invested $67,802,000 to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm S.A. ("Ethypharm"). In December 2004, the Company wrote-down the carrying value of its investment in Ethypharm to $30,000,000 to reflect its estimated fair value at that time.

  In April 2007, the Company sold a portion of its investment in common shares of Ethypharm to Financière Verdi ("Verdi") for consideration of $39,406,000 in cash and $5,637,000 in convertible bonds of Verdi, resulting in a gain on disposal of $15,716,000 (net of costs). The Company exchanged the remaining portion of its Ethypharm investment for common shares of Verdi, which were measured at $2,310,000 based on an allocation of the previous carrying value of the Company's Ethypharm investment, resulting in no gain or loss on the exchange. The Company's investment in common shares of Verdi represents a 5% equity interest in Verdi, which is being accounted for using the cost method.

  The convertible bonds are convertible into common shares of Verdi at any time prior to maturity on April 5, 2018. The bonds are repayable in cash on the maturity date, or earlier under certain conditions. Interest accrues at a rate of 10% and is payable in cash on the maturity date, or in the event of conversion or early repayment, on the date of such conversion or early repayment.

  Reliant Pharmaceuticals, Inc.

  In December 2003, the Company acquired 446,457 shares of convertible preferred stock of Reliant Pharmaceuticals, Inc. ("Reliant") for $8,929,000. In December 2005, the Company recorded a $2,670,000 impairment charge to write down its investment in Reliant to $6,259,000 to reflect its estimated fair value at that time.

  In December 2007, the Company recorded a gain of $8,640,000 on the liquidation of its investment in Reliant upon Reliant's acquisition by GlaxoSmithKline plc ("GSK"). The Company received cash consideration of $14,900,000 on closing, and may be entitled to additional proceeds of up to approximately $700,000 pending the resolution of certain closing conditions. Those additional proceeds were not included in the gain recognized in 2007, and will only be recognized upon receipt.

9.     PROPERTY, PLANT AND EQUIPMENT

	2007		2006
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$13,034	$—	$12,053	$—
Buildings	139,920	30,339	118,371	21,898
Machinery and equipment	123,968	66,988	102,770	54,712
Other equipment and leasehold improvements	83,142	55,402	75,763	45,236
Construction in progress	31,122	—	24,868	—

	391,186	$152,729	333,825	$121,846

Less accumulated depreciation	152,729		121,846

	$238,457		$211,979

  The Company did not capitalize any interest in 2007. Interest capitalized in 2006 and 2005 amounted to $866,000 and $164,000, respectively.

  Depreciation expense amounted to $27,644,000, $25,468,000 and $27,977,000 in 2007, 2006 and 2005, respectively.

10.   INTANGIBLE ASSETS

	2007		2006
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks
Cardizem®	$406,058	$143,448	$406,058	$123,247
Ativan® and Isordil®	107,542	24,745	107,542	19,403
Vasotec® and Vaseretic®	35,908	2,864	35,908	573
Wellbutrin® and Zyban®	24,243	6,153	24,243	4,948

	573,751	177,210	573,751	148,171
Product rights
Zovirax®	173,518	55,375	173,518	46,940
Cardizem® LA	56,719	21,608	56,719	13,505
Wellbutrin® and Zyban®	45,000	15,000	45,000	12,000
Tiazac®	15,000	10,714	22,750	12,495
Vasotec® and Vaseretic®	17,984	2,107	17,984	422
Ativan® and Isordil®	16,041	4,887	16,041	3,816
Glumetza®	6,667	961	6,667	192
Other	14,000	8,750	20,623	8,964

	344,929	119,402	359,302	98,334
Technology
Ativan® and Isordil®	—	—	2,156	493
Other	14,800	6,354	14,800	5,366

	14,800	6,354	16,956	5,859

	933,480	$302,966	950,009	$252,364

Less accumulated amortization	302,966		252,364

	$630,514		$697,645

  Amortization Expense

  Amortization expense for the years ended December 31 was recorded as follows:

	2007	2006	2005
Royalty and other revenue	$1,072	$1,072	$1,072
Cost of goods sold	8,103	8,103	5,402
Amortization expense	48,049	56,457	62,260
Loss from discontinued operation	—	—	204

	$57,224	$65,632	$68,938

  Estimated amortization expense for each of the five succeeding years ending December 31 is as follows:

	2008	2009	2010	2011	2012
Amortization expense	$55,942	$55,942	$55,942	$54,192	$47,718

  Product rights have an estimated weighted average useful life of approximately 13 years. Total intangible assets have an estimated weighted average useful life of approximately 17 years.

11.   OTHER ASSETS

	2007	2006
Zovirax®, less accumulated amortization (2007 — $14,064; 2006 — $ — )	$26,592	$40,656
Withholding tax, less accumulated amortization (2007 — $2,800; 2006 — $1,750)	4,550	5,600
Deferred financing costs, less accumulated amortization (2007 — $8,701; 2006 — $14,485)	1,274	6,095
Other	3,466	10,430

	$35,882	$62,781

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GSK, including reductions in the supply price for this product. The supply price reductions consisted of an initial price allowance and a supplemental price allowance. In consideration for the supplemental price allowance, the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The present value of those payments was determined to be $40,656,000, which was recorded as a deferred charge. The amortization of the deferred charge commenced once the initial price allowance had been used up in March 2007. Amortization is allocated to the cost of inventory on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price under the supplemental price allowance.

  Withholding Tax

  In connection with the Kos transaction, tax of $7,350,000 was withheld from the cash consideration received (as described in note 3). Commencing in 2005, this asset is being amortized to income tax expense on a straight-line basis over seven years.

  Deferred Financing Costs

  In 2007, the Company wrote-off $5,481,000 of unamortized deferred financing costs as a result of the redemption of its 7 7/8% Senior Subordinated Notes ("Notes") (as described in note 16).

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

12.   ACCRUED LIABILITIES

	2007	2006
Product returns	$19,362	$25,121
Employee costs	16,748	19,046
Product rebates, chargebacks and allowances	8,262	7,083
Professional fees	7,247	11,243
Distribution fees	4,326	2,350
Royalties	3,850	1,753
Restructuring costs (as described in note 3)	—	11,934
Interest	—	8,304
Recall costs	—	3,000
Other	14,568	11,385

	$74,363	$101,219

13.   ACCRUED LEGAL SETTLEMENTS

	2007	2006
U.S. securities class action	$138,000	$—
SEC investigation (potential settlement)	10,000	—
Wellbutrin XL®	—	11,667
Generic Adalat CC	—	2,733

	$148,000	$14,400

  U.S. Securities Class Action

  In late 2003 and early 2004, the Company and certain current and former officers and directors were named as defendants in a number of securities class actions in the U.S. (as described in note 23). On December 11, 2007, the Company announced that the Company and the named individual defendants had entered into an agreement in principle to settle this matter. Under the terms of the agreement, the total settlement amount payable is $138,000,000, out of which the court-approved legal fees to the plaintiffs' counsel will be paid. The Company's insurance carriers are expected to pay $54,948,000 of the settlement amount (as described in note 6).

  SEC Investigation

  The Company created a reserve of $10,000,000 relating to a potential settlement of the SEC investigation (as described in note 23), which was accrued at December 31, 2007.

  Wellbutrin XL®

  In February 2007, GSK reached a settlement with Andrx Corporation ("Andrx") (a subsidiary of Watson Pharmaceuticals, Inc. ("Watson")) related to a patent infringement suit by Andrx in respect to its U.S. patent purportedly covering 150mg Wellbutrin XL® product. GSK agreed to make a one-time payment of $35,000,000 to Andrx, while Andrx granted GSK a royalty-bearing license to its patent. Under the terms of the Wellbutrin XL® agreement with GSK, the Company agreed to reimburse GSK $11,667,000 for one-third of the payment to Andrx, which was accrued at December 31, 2006 and paid to GSK in 2007, and to pay one-third of the ongoing royalties on sales of 150mg Wellbutrin XL® product (which amounted to $7,942,000 in 2007).

  Generic Adalat CC

  At December 31, 2006, the Company accrued $2,733,000 for its one-third share of the total consideration to be paid to settle certain claims related to the Company's licensing of Adalat CC generic products from Elan Corporation plc ("Elan") (as described in note 23). This settlement was paid in 2007 following receipt of final court approval.

14.   ACCRUED CONTRACT LOSSES

	2007	2006
Wellbutrin XL®	$45,065	$46,400
Cardizem® LA	—	8,400

	$45,065	$54,800

  Wellbutrin XL®

  As a result of the introduction of generic competition to Wellbutrin XL ® in December 2006, the Company is required to make a payment to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this payment is reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK. At December 31, 2006, the Company accrued a contract loss of $46,400,000 for the estimated amount of this payment that it expected to make to GSK. In 2007, GSK purchased additional sample supplies worth $1,335,000, which resulted in a corresponding reduction to the amount of the accrued contract loss.

  Cardizem® LA

  At December 31, 2006, pursuant to a lost profits provision in its agreement with Kos, the Company accrued a contract loss of $8,400,000 due to manufacturing issues that impacted primarily the production and supply of 120mg and 180mg tablets of Cardizem® LA to Kos during 2006. In 2007, the Company reduced the estimated liability by $400,000 to reflect an agreed upon settlement amount of $8,000,000, which was paid to Kos in July 2007.

15.   DEFERRED REVENUE

	2007	2006
Cardizem® LA up-front consideration, less accumulated amortization (2007 — $40,182; 2006 — $25,114)	$65,295	$80,363
Ultram® ER prepayment, less accumulated amortization (2007 — $46,300; 2006 — $20,275)	13,700	39,725
Other	25,746	15,449

	104,741	135,537
Less current portion	49,088	61,916

	$55,653	$73,621

  Cardizem® LA

  In May 2005, the Company received up-front cash consideration of $105,477,000 in connection with the Kos transaction (as described in note 3). Commencing in 2005, this consideration is being amortized to product sales on a straight-line basis over seven years.

  Ultram® ER

  In November 2005, the Company received $60,000,000 from Ortho-McNeil, Inc. ("OMI") related to the manufacture and supply of Ultram® ER . Commencing in 2006, this prepayment is being amortized to zero through credits against 33% of the total amount of Ultram® ER sold to OMI.

  Other

  Other deferred revenue includes up-front licensing fees, research and development fees, customer prepayments, and adjustments made by the Company to product sales provisions estimated by its third-party strategic partners.

16.   LONG-TERM OBLIGATIONS

	2007	2006
7 7/8% Senior Subordinated Notes	$—	$398,902
Unamortized discount	—	(1,183)
Fair value adjustment	—	1,660

	—	399,379
Zovirax® obligation	—	11,146

	—	410,525
Less current portion	—	11,146

	$—	$399,379

  7 7/8% Senior Subordinated Notes

  Effective April 1, 2007, the Company redeemed all of its outstanding Notes for $406,756,000, which included an early redemption premium of $7,854,000. The Company recorded a loss on early extinguishment of debt of $12,463,000, which comprised the premium paid, as well as the net write-off of the unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4,609,000.

  Zovirax® Obligation

  The final payment of $11,250,000 in respect to the Zovirax® obligation was made on April 2, 2007. This non-interest bearing obligation related to consideration owed to GSK for amendments made to the original Zovirax® distribution agreement, including reductions in the supply price for Zovirax® (as described in note 11), and was discounted based on an imputed interest rate of 3.74%.

  Credit Facility

  At December 31, 2007 and 2006, the Company had no outstanding borrowings under its $250,000,000 credit facility. This facility has a three-year term to June 2010 with an annual extension option, and contains an accordion feature that allows it to be increased up to $400,000,000.

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

  Borrowings may be by way of U.S. dollar LIBOR or U.S. base rate advances; or Canadian dollar prime rate or bankers' acceptance advances; or letters of credit. Interest is charged at the rate determined by the Lenders in accordance with the terms of this facility, depending on the Company's financial covenant ratios. Those rates include a borrowing margin of 1.125% to 1.75% in the case of LIBOR and bankers' acceptance advances, and 0.125% to 0.75% in the case of base rate and prime rate advances.

  Interest

  Interest expense on long-term obligations amounted to $8,383,000, $33,450,000 and $33,998,000 in 2007, 2006 and 2005, respectively. Interest paid on long-term obligations amounted to $16,098,000, $31,490,000 and $31,378,000 in 2007, 2006 and 2005, respectively.

17.   SHAREHOLDERS' EQUITY

  2007 Equity Compensation Plan

  At the Company's Annual and Special Meeting of Shareholders on May 16, 2007, shareholders voted to approve amendments to the Company's 2006 Stock Option Plan. The amended plan was renamed the "2007 Equity Compensation Plan". Under the 2007 Equity

  Compensation Plan, stock options and/or RSUs may be granted to eligible employees, officers and consultants. The Company's non-management directors are not eligible to receive stock options or RSUs.

  Under the 2007 Equity Compensation Plan, the Company may issue up to 6,000,000 common shares on the exercise of stock options, or in connection with the vesting of RSUs. A sub-limit, restricting the Company's common shares reserved for issuance upon the vesting of RSUs, has been set at 25% of the maximum number of common shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 common shares). The Company will use reserved and unissued common shares to satisfy its obligations under the 2007 Equity Compensation Plan.

  All stock options granted expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of the Company), the term of the stock option will be automatically extended to 10 business days following the end of the blackout period. The exercise price of any stock option granted, which may be denominated in Canadian or U.S. dollars, will be determined by the Board of Directors, but in any event will not be less than the volume-weighted average trading price of the Company's common shares on the Toronto Stock Exchange ("TSX"), the New York Stock Exchange ("NYSE"), or other stock exchange where the majority of the trading volume and value of the Company's common shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater). In March 2007, the Board of Directors adopted a policy whereby stock options will vest in equal proportions on the first, second and third anniversaries of the option grant. Prior to this, stock options vested as to 25% on the first, second, third and fourth anniversaries of the option grant, or as to 25% on the date of grant and the first, second and third anniversaries of the option grant.

  RSUs will vest on the third anniversary date from the date of grant, unless provided otherwise in the applicable unit agreement, subject to the attainment of any applicable performance goals specified by the Board of Directors. Any RSUs that do not vest as a result of a determination that a holder of RSUs has failed to attain the prescribed performance goals will be forfeited immediately upon such determination. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the Company's common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the units in respect of which such additional RSUs are credited. If an RSU vests during a blackout period (as described above), then the vesting date of such RSU will be extended to the first business day following the end of the blackout period. Each vested RSU represents the right of a holder to receive one of the Company's common shares. Unless provided otherwise in the applicable unit agreement, the Company may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the Company's common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Company's common shares on the vesting date on the TSX, the NYSE, or other stock exchange where the majority of the trading volume and value of the common shares occurs.

  Stock-Based Compensation

  Effective January 1, 2006, the Company adopted the fair value-based method for recognizing stock-based compensation under SFAS 123R. The Company recognizes stock-based compensation expense related to stock options and RSUs on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The following table summarizes the components and classification of stock-based compensation expense:

	2007	2006
Stock options	$10,591	$14,794
RSUs	42	—

Stock-based compensation expense	$10,633	$14,794

Cost of goods sold	882	1,072
Research and development expenses	1,608	1,834
Selling, general and administrative expenses	8,143	11,888

Stock-based compensation expense	$10,633	$14,794

  The Company did not recognize any tax benefits for stock-based compensation expense in 2007 or 2006.

  The following table presents the Company's pro forma net income and earnings per share for 2005, as if the fair value-based method of SFAS 123 had been applied for all stock options granted:

2005
Net income as reported	$246,440
Pro forma stock-based compensation expense determined under fair value-based method	(4,447)

Pro forma net income	241,993

Basic and diluted earnings per share
As reported	$1.54
Pro forma	$1.52

  Under SFAS 123, the Company recognized forfeitures as they occurred. Pro forma stock-based compensation expense in 2005 reflected the forfeiture of 1,785,119 stock options by certain former officers and employees upon their departure from the Company.

  Stock Options

  The fair values of all stock options granted were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2007	2006	2005
Expected option life (years)(1)	4.0	4.0	4.0
Expected volatility(2)	48.9%	52.9%	53.3%
Risk-free interest rate(3)	4.0%	4.2%	3.7%
Expected dividend yield(4)	6.9%	2.2%	—%

  (1)
  Determined based on historical exercise and forfeiture patterns.

  (2)
  Determined based on historical volatility of the Company's common shares over the expected life of the option.

  (3)
  Determined based on the rate at the time of grant for zero-coupon Canadian government bonds with a remaining term equal to the expected life of the option.

  (4)
  Determined based on the stock option's exercise price and expected annual dividend rate at the time of grant.

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

  The following table summarizes stock option activity during 2007:

	Stock Options (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2007	7,720	$26.15
Granted	1,520	22.06
Exercised	(580)	19.35
Expired or forfeited	(3,404)	30.40

Outstanding, December 31, 2007	5,256	$23.02	2.7	$—

Vested and exercisable, December 31, 2007	3,304	$23.47	2.1	$—

  The weighted average fair values of all stock options granted in 2007, 2006 and 2005 were $5.41, $9.38 and $7.65, respectively. The total intrinsic values of stock options exercised in 2007, 2006 and 2005 were $2,474,000, $5,639,000 and $1,469,000, respectively. Proceeds received on the exercise of stock options in 2007, 2006 and 2005 were $11,217,000, $15,440,000 and $2,718,000, respectively.

  The following table summarizes non-vested stock option activity during 2007:

	Stock Options (000s)	Weighted-Average Grant-Date Fair Value
Non-vested, January 1, 2007	2,317	$8.88
Granted	1,520	5.41
Vested	(1,502)	7.63
Forfeited	(383)	8.52

Non-vested, December 31, 2007	1,952	$7.21

  At December 31, 2007, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately $9,023,000, which will be amortized over the weighted-average remaining requisite service period of approximately 17 months. The total fair value of stock options vested in 2007 was $11,460,000.

  The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Range of Exercise Prices	Outstanding (000s)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Exercisable (000s)	Weighted-Average Exercise Price
$14.85 - $22.05	2,921	2.9	$19.57	1,684	$18.62
23.15 - 31.76	2,212	2.4	26.39	1,501	27.27
36.00 - 48.07	123	0.9	44.27	119	44.15

	5,256	2.7	$23.02	3,304	$23.47

  RSUs

  In November 2007, the Company granted 125,000 RSUs to its Chief Executive Officer. Those RSUs will vest on the fifth anniversary of the grant date, subject to the attainment of specified performance goals. Depending on the Company's performance, as compared to that of a specified comparator group, the number of RSUs that will vest at the end of the vesting period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. The fair value of those RSUs was estimated at $20.18 per unit as of the date of grant using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved. The Company is recognizing the fair value of those RSUs on a straight-line basis over the five-year vesting period. At December 31, 2007, the total remaining unrecognized compensation expense related to those RSUs amounted to approximately $2,480,000, which will be amortized over the remaining vesting period of approximately 59 months.

  There was no other RSU activity in 2007 or prior years.

  Deferred Share Unit Plans

  In May 2005, the Company's Board of Directors adopted Deferred Share Unit ("DSU") plans for its non-management directors, and the Board of Managers of Biovail Laboratories International SRL ("BLS") adopted a similar plan for its President at that time, Eugene Melnyk. A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents, in the form of additional DSUs, when dividends are paid on the Company's common shares. Non-management directors receive an annual grant of units, and may elect to receive all or part of their annual board and committee retainers in the form of DSUs. Non-management directors may not receive any payment in respect of their DSUs until they cease to be a director of the Company. Mr. Melnyk received grants of DSUs in his capacity as an officer of BLS. Those DSUs may now be settled in cash, as Mr. Melnyk has resigned as an officer and director of BLS.

  The amount of compensation deferred is converted into DSUs based on the volume-weighted average trading price of the Company's common shares on the TSX or the NYSE, generally based on where the majority of the trading volume and value occurs, for the five trading days immediately preceding the date of grant (for directors subject to U.S. taxation, the calculation is based on the greater of the five-day or one-day volume-weighted average trading price). The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense throughout the deferral period to the extent that the trading price of its common shares decreases.

  The following table summarizes the Company's DSU activity during 2007:

	DSUs (000s)	Weighted-Average Grant-Date Fair Value
Balance, January 1, 2007	146	$18.40
Granted	79	24.69
Reinvested dividend equivalents	19	19.03

Balance, December 31, 2007	244	$20.49

  At December 31, 2007 and 2006, the Company had a liability related to its DSU plans of $3,275,000 and $3,079,000, respectively, based on the trading price of the Company's common shares as at those dates.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("ESPP") was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the ESPP. At the discretion of a committee of the Board of Directors that administers the ESPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the ESPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the closing trading price of the Company's common shares on the date on which the offering period ends.

  Accumulated Other Comprehensive Income

  The components of accumulated other comprehensive income were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Holding Gain/(Loss) on Available- For-Sale Investments	Total
Balance, January 1, 2005	$32,362	$13,772	$46,134
Other comprehensive income	2,386	2,465	4,851

Balance, December 31, 2005	34,748	16,237	50,985
Other comprehensive income (loss)	2,516	(10,393)	(7,877)

Balance, December 31, 2006	37,264	5,844	43,108
Other comprehensive income (loss)	21,352	(1,878)	19,474

Balance, December 31, 2007	$58,616	$3,966	$62,582

18.   INTANGIBLE ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL

  2007

  In December 2007, the Company discontinued plans to market Zolpidem ODT for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007. Also in December 2007, OMI notificed the Company of its decision to terminate the Ultram® ODT supply agreement based on market considerations. Based on those market conditions, the Company has been unable to identify any material future cash flows from the product rights associated with Zolpidem ODT or Ultram® ODT. As a result, the Company recorded an impairment charge of $4,000,000 to write down the aggregate carrying value of those product rights to zero.

  During its annual evaluation of intangible assets for impairment, the Company identified certain other product rights and technology assets that were not recoverable due to the absence of any material future cash flows. The Company determined that the extent to which those assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. As a result, the Company recorded an impairment charge of $5,910,000 to write down the aggregate carrying value of those assets to zero.

  2006

  The Company recorded a $132,000,000 impairment charge relating to its Vasotec® and Vaseretic® trademarks and product rights. The Company acquired Vasotec® and Vaseretic® in May 2002 for $245,355,000. Subsequent to the date of acquisition, the Company had been developing Vasocard™ as a Vasotec® line extension product. In May 2005, the Company sold the distribution rights to Vasocard™ to Kos (as described in note 3). In September 2006, Kos informed the Company of its intention to discontinue its involvement with Vasocard™. The Company performed its own assessment and determined that Vasocard™ had limited commercial potential without Kos's continued involvement. Consequently, the Company suspended any further development activities related to Vasocard™. The Company evaluated the recoverability of the Vasotec® and Vaseretic® trademarks and product rights excluding the estimated future cash flows from the Vasocard™ line extension and determined that carrying value of those assets was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Vasotec® and Vaseretic® trademarks and product rights to reflect their estimated fair value of $53,892,000 based on the future cash flows from the existing Vasotec® and Vaseretic® product lines.

  The Company recorded a $15,000,000 impairment charge relating to its Glumetza® product right. In July 2005, the Company made a $25,000,000 payment to Depomed associated with the receipt of regulatory approval for Glumetza®. Since its launch in the Canadian market in November 2005, the sales performance of Glumetza® (in terms of prescription volumes) had been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza®). In addition, the prices set by the Company for Glumetza® are subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada, since Depomed was granted a Canadian patent pertaining to Glumetza® in October 2006. As a result, the Company revised its sales forecast for Glumetza® to reflect both the underlying prescription trend since the launch of this product and possible future pricing concessions that may be required by the PMPRB. On the basis of this forecast, the Company evaluated the recoverability of the Glumetza® product right and determined that the carrying value of that product right was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Glumetza® product right to reflect its estimated fair value of $6,667,000.

  In July 2006, the Company terminated an April 2003 agreement with Athpharma Limited ("Athpharma"), whereby the Company had acquired four cardiovascular products under development. Athpharma reacquired those products from the Company for cash consideration of $4,000,000, which resulted in a corresponding gain on disposal of intangible assets, as the Company had expensed the original cost of the acquired products at the date of acquisition.

  2005

  In May 2005, the Company recorded a $25,507,000 impairment charge on the transfer of the Teveten and Teveten HCT product rights to Kos (as described in note 3), as well as related costs to transfer of $326,000.

19.   OTHER INCOME (EXPENSE)

  Other income (expense) items for the years ended December 31 were as follows:

	2007	2006	2005
Gain on disposal of investments (as described in note 8)	$24,356	$—	$—
Loss on early extinguishment of debt (as described in note 16)	(12,463)	—	—
Loss on impairment of investments (as described in notes 4 and 8)	(8,949)	—	(3,397)

	$2,944	$—	$(3,397)

20.   INCOME TAXES

  The components of the provision for income taxes were as follows:

	2007	2006	2005
Current
Domestic	$—	$30	$450
Foreign	13,200	14,470	22,100

	13,200	14,500	22,550
Deferred
Domestic	—	—	—
Foreign	—	—	—

	—	—	—

	$13,200	$14,500	$22,550

  The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2007	2006	2005
Income from continuing operations before provision for income taxes	$208,739	$229,974	$279,565
Loss from discontinued operation	—	(3,848)	(10,575)

Income before provision for income taxes	208,739	226,126	268,990
Expected Canadian statutory rate	36.1%	36.3%	36.5%

Expected provision for income taxes	75,354	82,084	98,181
Non-deductible amounts:
Amortization	17,345	22,656	22,725
Equity loss	913	324	423
Intangible asset impairments	3,578	53,390	—
Non-taxable gain on disposal of investments	(6,276)	—	—
Canadian dollar foreign exchange gain recognized for Canadian tax purposes	28,887	—	—
Change in valuation allowance from utilization of losses	(52,006)	—	—
Foreign tax rate differences	(114,908)	(172,127)	(156,463)
Unrecognized income tax benefit of losses	54,406	18,106	42,921
Withholding taxes on foreign income	2,105	4,943	3,900
Other	3,802	5,124	10,863

	$13,200	$14,500	$22,550

  Income taxes paid amounted to $20,424,000, $10,960,000 and $9,242,000 in 2007, 2006 and 2005, respectively. Stock option exercises did not impact taxes paid in 2007, 2006 and 2005.

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Deferred income taxes have been provided for on the following temporary differences:

	2007	2006
Deferred tax assets
Tax loss carryforwards	$154,996	$184,796
Scientific Research and Experimental Development pool	49,481	50,074
Investment tax credits	48,825	36,413
Provisions	24,575	26,103
Provisions for legal settlements (net of expected insurance recoveries)	27,389	—
Plant, equipment and technology	24,233	16,007
Deferred revenue	7,685	9,081
Deferred financing and share issue costs	379	—
Intangible assets	—	867
Other	3,109	3,141

Total deferred tax assets	340,672	326,482
Less valuation allowance	(318,283)	(325,105)

Net deferred tax assets	22,389	1,377

Deferred tax liabilities
Prepaid expenses	429	456
Deferred financing and share issue costs	—	531
Other	1,260	390

Total deferred tax liabilities	1,689	1,377

Net deferred income taxes	$20,700	$—

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2007, the valuation allowance decreased by $6,822,000 due mainly to enacted tax rate reductions and utilization of tax loss carryforwards, including on the recognition of the Canadian Dollar foreign exchange gain for Canadian income tax purposes on redemption of the Notes (as described below). In 2006, the valuation allowance decreased by $8,837,000, due mainly to enacted tax rate reductions and partial utilization of tax loss carryforwards.

  At December 31, 2007, the Company did not have any accumulated tax losses for Canadian federal and provincial purposes. At December 31, 2006, the Company had accumulated tax losses of approximately $54,900,000 available for federal purposes and approximately $70,400,000 available for provincial purposes in Canada. At December 31, 2007, the Company had approximately $48,900,000 (2006 — $37,700,000) of unclaimed Canadian investment tax credits ("ITCs"), which expire from 2009 to 2028. These losses and ITCs can be used to offset future years' taxable income and federal tax, respectively.

  In addition, at December 31, 2007, the Company had pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $222,000,000 (2006 — $188,100,000) available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  Effective April 1, 2007 (as described in note 16), the Company redeemed all of its outstanding Notes. The redemption of the U.S. dollar-denominated Notes resulted in a foreign exchange gain for Canadian income tax purposes of approximately $173,500,000 (as translated to U.S. dollars at the December 31, 2007 rate of exchange). One-half of this foreign exchange gain is included in the Company's Canadian taxable income, which has resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or ITC carryforward balances disclosed above. The payment of the Notes did not result in a foreign exchange gain being recognized in the Company's consolidated financial statements, as these statements are prepared in U.S. dollars.

  At December 31, 2007, the Company has accumulated tax losses of approximately $382,600,000 (2006 — $419,367,000) for federal and state purposes in the U.S., which expire from 2012 to 2025. These losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

  The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31,400,000 from current income taxes payable to non-current income taxes payable, a $2,200,000 decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2,200,000. Upon the adoption of FIN 48, the Company classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. At December 31, 2007 and January 1, 2007, the total amount of unrecognized tax benefits (including interest and penalties) was $54,100,000 and $33,600,000, respectively, of which $33,400,000 and $31,400,000, respectively, would affect the effective tax rate.

  In the year ended December 31, 2007, the Company recognized a $15,500,000 increase and a $5,000,000 net increase in the amount of unrecognized tax benefits related to tax positions taken in the current and prior years, respectively, which have resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

  The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes. At December 31, 2007 and January 1, 2007, approximately $8,700,000 and $5,700,000, respectively, were accrued for the payment of interest and penalties. In the year ended December 31, 2007, the Company recognized approximately $3,000,000 in interest and penalties.

  The Company and one or more of its subsidiaries file federal income tax returns in Barbados, Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Company and its subsidiaries have open tax years primarily from 1996 to 2007 with significant taxing jurisdictions including Barbados, Canada, and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, and tax treaties, as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

  In 2007, the Canada Revenue Agency ("CRA") concluded its audit of the Company's 2001 and 2002 Canadian income tax returns, and commenced an audit of the Company's 2003 and 2004 Canadian income tax returns. The CRA also recently commenced an audit of the Company's claims for SR&ED expenditures and related ITCs for the 2005 taxation year. During 2007, one U.S. state commenced an audit of the tax returns filed by a subsidiary of the Company for the 2003 to 2005 taxation years. As a result of the settlement of the audit of the Company's Canadian income tax returns for the 2001 and 2002 taxation years, the Company has recorded a $2,600,000 decrease in the net deferred tax asset and a corresponding decrease in the valuation allowance against the net deferred tax asset. It is otherwise not possible for the Company to estimate a range of reasonably possible outcomes, or timing, of any adjustments to the total amount of uncertain tax benefits that may result from these audits.

  The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Balance at January 1, 2007	$33,600
Additions based on tax positions related to the current year	15,500
Additions for tax positions of prior years	6,500
Reductions for tax positions of prior years	(1,500)

Balance at December 31, 2007	$54,100

  The Company does not expect any significant change to the above unrecognized tax benefits during the next 12 months.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

  On May 2, 2006, the Company completed the sale of its Nutravail division to Futuristic. Under the terms of the final sale agreement, the Company was entitled to future payments based on the net revenues generated from those assets by Futuristic for a period of 10 years. As a result, at May 2, 2006, the net realized value of Nutravail's inventory and long-lived assets was zero, as no consideration was received from Futuristic at the date of sale, and the Company did not attribute any value to the future payments. In 2006, the Company recorded an inventory write-off of $1,304,000 to cost of goods sold, and an additional impairment charge of $1,084,000 to write off the remaining carrying values of Nutravail's long-lived assets.

  In 2007, the Company received $300,000 from Futuristic in consideration for the termination of Futuristic's obligation to make any future payments.

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

	2007	2006	2005
Revenue	$—	$1,289	$5,532
Expenses		4,053	10,537

Loss from discontinued operation before asset impairments	—	(2,764)	(5,005)
Asset impairments	—	(1,084)	(5,570)

Loss from discontinued operation	$—	$(3,848)	$(10,575)

22.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	2007	2006	2005
Net income	$195,539	$211,626	$246,440

Basic weighted average number of common shares outstanding (000s)	160,839	160,060	159,433
Dilutive effect of stock options and RSUs (000s)	36	18	248

Diluted weighted average number of common shares outstanding (000s)	160,875	160,078	159,681

Basic and diluted earnings per share	$1.22	$1.32	$1.54

  Stock options to purchase approximately 4,555,000, 4,999,000 and 6,784,000 common shares of the Company during 2007, 2006 and 2005, respectively, had exercise prices greater than the average trading price of the Company's common shares. Those stock options were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

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

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of the Company's common shares to decline.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office ("USAO") for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  Subsequently, by letter dated January 29, 2008, the USAO notified the Company that it is the target of a federal grand jury investigation relating to the P.L.A.C.E. program. The investigation could lead to civil or criminal charges against the Company. The Company has cooperated fully with the investigation and will continue to cooperate. The USAO has invited the Company to provide evidence and arguments bearing on the matter and the Company intends to do so. However, the Company cannot predict the outcome or the timing of when this matter may be resolved.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to these statements, and whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002. On March 3, 2005, the Company received a subpoena from the SEC that reflected the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than it was initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The Company has received additional subpoenas from the SEC from time to time requiring additional documents, including documents related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the OSC was investigating as described below.

  The Company has signed various tolling agreements extending the applicable limitation period with the SEC. The current tolling period ends June 2, 2008.

  On May 14, 2007, the Company issued a press release acknowledging that it had received a "Wells Notice" from the staff of the SEC alleging violations of federal securities laws. The notice relates to the staff's investigation of the Company's accounting and disclosure practices for the fiscal year 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002. These issues include whether the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements and whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. Four current and former officers also received Wells Notices shortly thereafter. The Company is indemnifying those individuals for legal expenses. Under the Wells process established by the SEC, the Company had the opportunity to respond to the "Wells Notice" before the staff made its recommendation to the SEC to commence a civil enforcement proceeding against the Company. In anticipation of the commencement of such a proceeding, the Company created a reserve of $10,000,000 in the fourth quarter of 2007 relating to a potential settlement. The Company continues to cooperate with the SEC and to discuss a possible resolution of this matter.

  The Company has been contacted by the United States Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY has recently conducted interviews of several current or former Biovail employees and has requested documents related to fiscal years 2002 and 2003. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC has advised the Company that it is investigating whether the

  Company had improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and related disclosure issues. The OSC is also investigating whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, as well as issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are former directors of Biovail) may have had conflicts of interest in relation to the trading of the Company's shares. The Company continues to cooperate with the investigation and is discussing these matters with staff of the OSC. These investigations remain ongoing and the Company cannot predict the outcome or manner in which they may be resolved.

  Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S. 5 (the "Ontario Securities Act") would be held. The respondents in the hearing include former Chairman Eugene Melnyk and a former director of the Company, among others. The Company is not a party to this proceeding. The proceeding as against Eugene Melnyk has now been settled. The hearing against the former director has concluded and no decision has yet been rendered.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain of its current and former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company opposed that motion. That motion was heard on March 23, 2007 and no decision has been rendered.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs seek to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  On January 26, 2007, United States District Judge Richard Owen issued an Order (the "January 26 Order") in this matter that sanctioned the Company for its use in a separate action of certain documents obtained in lawful discovery from a third party and ordered the return of the documents and the redaction of any claims in the separate action based solely upon the documents. See "Biovail Action Against S.A.C. and Others" below. The Company then became involved in further hearings before Judge Owen to determine whether there was compliance with the January 26 Order. The Company resolved certain issues related to this hearing with the third party whose documents formed the subject matter of the hearing. However, Judge Owen did not decide the matter prior to being replaced as described below.

  On December 11, 2007, the Company announced that the Company and the named individual defendants have entered into an agreement in principle to settle this matter. Once completed, the proposed settlement will be subject to approval by the United States District Court for the Southern District of New York. The proposed settlement class includes, with certain exceptions, all persons or entities that purchased the common stock of Biovail Corporation during the period from February 7, 2003 to March 2, 2004.

  Under the terms of the proposed agreement, the total settlement amount payable is $138 million, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. Biovail estimates that its insurance carriers will pay $55 million of the settlement amount and that the Company will ultimately pay approximately $83 million after resolution of all insurance claims. The agreement contains no admission of wrongdoing by Biovail or any of the named individual defendants, nor did Biovail or any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement.

  On February 22, 2008, the parties were advised that the case has been re-assigned to Judge Gerald Lynch. Judge Lynch issued an order that deemed all motions withdrawn pending finalization of the settlement. This includes the pending motion for sanctions. Accordingly, the Company does not now face any additional sanctions and expects to obtain Court approval in the second quarter 2008.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on the Company and the named officers on September 29, 2005. The plaintiffs have not taken any steps to certify the action as a class proceeding or otherwise to move it forward. The defendants intend to resist class certification and file a defence only following a decision on class certification.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights under the Hatch-Waxman Act and applicable law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® because the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

  The Court granted the Company's motion for Summary Judgment seeking to dismiss all of the federal actions, which the federal plaintiffs have appealed.

  These appeals have been consolidated by the Court of Appeals. The appeal was heard on September 7, 2007 and a decision is currently pending.

  The Company has brought the Court's decision on Biovail's motions for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs have appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. A class certification took place on May 24, 2007 and, in November 2007, the Court approved certification of a class of alleged "direct purchasers". In December 2007, the Defendants moved for the Court to reconsider that decision. A hearing has not yet taken place.

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

  The consumer and "indirect purchasers" claims were re-filed in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties reached agreement for a settlement subject to completion of the necessary documentation and approval of the Court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment to be made by all the defendants is $8,200,000, which the defendants have agreed to pay in three equal shares. The Company's one-third share is $2,733,000. The settlement has now received final Court approval.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. Biovail delivered its reply on May 30, 2006 and pleadings closed in June 2006. The matter is proceeding through discovery.

  RhoxalPharma Inc. ("RhoxalPharma") filed an Abbreviated New Drug Submission in Canada, seeking approval of a generic version of Tiazac®. On January 26, 2004, the Company listed Canadian Patent No. 2,242,224 (the "224 patent") on the Canadian Patent Registry (the "Patent Register") against Tiazac®. The Company received a Notice of Allegation from RhoxalPharma on February 20, 2004 alleging that it did not infringe the claims of the 224 patent. On April 1, 2004 the Company instituted its second application against RhoxalPharma. The matter was heard September 21 and 22, 2005. On October 19, 2005, the Federal Court of Canada issued a decision concluding that RhoxalPharma's allegation of non-infringement was justified. The Company appealed the decision, but the appeal was dismissed on March 2, 2006. The only issue that remains outstanding is RhoxalPharma's entitlement to legal costs.

  In August of 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under the Patented Medicine (NOC) Regulations, which were subsequently dismissed in November of 2005. This action is at an early stage and the Company cannot assess the merits, if any, of the claim at this stage.

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER (500mg), a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. While a schedule for the hearing of the Company's application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada within the next two years.

  Anchen filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC), which appeal was heard on September 5, 2007. A decision on this appeal is currently pending. On December 14, 2006, the U.S. Food and Drug Administration ("FDA") approved Anchen's ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva on or about December 18, 2006.

  Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006, the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

  Watson filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

  Under the terms of a comprehensive settlement agreement entered into in February 2007 with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008. Upon the occurrence of specified events, including an adverse decision of Biovail's appeal of the non-infringement summary judgment previously granted to Anchen and/or when new prescriptions of BVF-033 exceed 35% of new prescriptions for Wellbutrin XL® 150mg, this launch could occur earlier than May 30, 2008.

  Abrika filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. On July 31, 2007, the Court dismissed this matter with prejudice pursuant to a settlement agreement between the parties. By virtue of the settlement, Abrika may market its generic versions of Wellbutrin XL® once it receives final approval from the FDA to engage in such marketing, subject to the first filer's exclusivity period.

  On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

  On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, Biovail moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. On March 22, 2007, the District Court granted Biovail's motion to amend and supplement its Complaint, but denied its request to a temporary restraining order and preliminary injunction. Answers to Biovail's Amended Complaint have been filed. The parties are awaiting the District Court's scheduling of an initial status conference.

  On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Act.

  The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the Court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties were required to submit a joint status report to the Court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot, and as a result the parties have voluntarily dismissed this action without prejudice.

  On June 27, 2005, the Company received a Paragraph IV certification from Andrx Group regarding Biovail's Cardizem® LA tablets, 420mg. The certification sets forth allegations of non-infringement and invalidity of the 5,288,505 ('505) and the 5,529,791 ('791) patents that are listed in the Orange Book and owned by the Company. On August 10, 2005, the Company commenced a lawsuit against Andrx Group in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's filing of its ANDA constituted infringement of the '791 patent.

  On September 2, 2005, the Company received a second Paragraph IV certification from the Andrx Group directed to additional Cardizem® LA tablet strengths of 120, 180, 240, 300, and 360mg added by amendment to Andrx's ANDA. On October 14, 2005, the Company filed a second complaint (Civil Action No. 05 730) in the United States District Court for the District of Delaware. The complaint averred that Andrx's amended ANDA constituted infringement of the '791 patent.

  On September 26, 2005, the Company received a third Paragraph IV certification from the Andrx Group regarding Biovail's Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. The certification sets forth allegations of non-infringement and invalidity of the 6,923,984 ('984) patent that is also listed in the Orange Book and owned by the Company. No suit was brought against the Andrx Group for infringement of the '984 patent.

  On September 19, 2006, U.S. Patent 7,108,866 ('866) issued to the Company and was listed in the Orange Book for Cardizem LA®. On September 22, 2006, the Company received a fourth paragraph IV certification from the Andrx Group for all Cardizem® LA tablets, 120, 180, 240, 300, 360, and 420mg. On October 4, 2006, the Company filed a third complaint (Civil Action No. 06-620) in the United States District Court for the District of Delaware. The complaint averred that the Andrx Group's amended ANDA constituted infringement of the '866 patent.

  Civil actions 05-586, 05-730 and 06-620 have been consolidated by the Court for all purposes. The Court issued its Markman claim construction ruling on June 22, 2007.

  On December 4, 2007, the parties settled the proceedings with Watson, the parent company of defendant Andrx. Under the terms of the settlement agreement, BLS will receive a royalty based on sales of Watson's generic formulation of Biovail's Cardizem® LA. The agreement generally provides that Watson will not commence marketing and sales of its generic equivalent product earlier than April 1, 2009, at which time royalty payments will begin. As part of the settlement, Biovail has granted Watson an exclusive license to its U.S. patents covering Cardizem® LA for a generic version of Cardizem® LA . Other details concerning the settlement have not been disclosed.

  Par Pharmaceutical Companies, Inc. ("Par") filed an ANDA with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200mg. On May 9, 2007, BLS, along with Purdue Pharma Products L.P., Napp Pharmaceutical Group Ltd. and OMI filed a complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100mg. On June 28, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100mg strength formulation. On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. A case schedule has now been set, pursuant to which trial is expected to commence on November 10, 2008. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300mg. On October 24, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300mg strength formulation. The case is currently in discovery and is proceeding in the ordinary course.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain of its officers, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacity as consultants to the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a Second Amended Complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's former Chairman, filed an answer to the Second Amended Complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk, filed a motion to dismiss the Second Amended Complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk. The case is currently in discovery.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendants Hallmark Funds and David Maris have been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. Although initially removed from New Jersey State Court to federal court by the defendants, the case was remanded back to the New Jersey State Court. No discovery has been conducted. All defendants have moved to dismiss the complaint. These motions have yet to be heard by the Court.

  On January 26, 2007, United States District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the United States District Court for the Southern District of New York (described more fully above) that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, the Company filed an Amended Complaint.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar class action that does not involve the Company and pending further determination in the sanctions hearing before Judge Owen (described above). This stay currently remains in force. On September 10, 2007, the Company resolved in part a motion for sanctions previously pending in the United States District Court for the Southern District of New York. As part of that resolution, the Company dismissed defendant David Maris from this action and filed a Second Amended Complaint on October 3, 2007, removing the name of David Maris and his employer, Banc of America Securities LLC ("BAS"), from the Complaint. Pursuant to this settlement Maris and BAS will participate in depositions and will produce certain documents upon subpoena.

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

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. The cases were subsequently remanded and, following the remand, the defendants made an application to the New York State Litigation Coordinating Panel for pretrial coordination of the three actions. That application is pending.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against Biovail would likely not be significant.

24.   COMMITMENTS AND CONTINGENCIES

  Operating Lease Commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense amounted to $4,088,000, $8,772,000 and $10,415,000 in 2007, 2006 and 2005, respectively.

  Minimum future rental payments under non-cancelable operating leases for the years ending December 31 are as follows:

2008	$6,022
2009	4,913
2010	3,736
2011	3,595
2012	3,554
Thereafter	7,867

Total minimum future rental payments	$29,687

  Minimum future rental payments have not been reduced by the following sublease rentals due under non-cancelable subleases: 2008 — $547,000; and 2009 — $38,000.

  Other Commitments

  Commitments related to capital expenditures totaled approximately $8,000,000 at December 31, 2007.

  Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of goods sold amounted to $15,024,000, $6,883,000 and $8,838,000 in 2007, 2006 and 2005, respectively.

  Under certain research and development agreements, the Company may be required to make payments upon the achievement of specific developmental, regulatory, or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2007.

  Product Liability Insurance

  The Company is self-insured for up to the first $12,500,000 of costs incurred relating to product liability claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were not material at December 31, 2007.

  Indemnification Provisions

  In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. These provisions include, but are not limited to, indemnifications provided to Kos for lost profits in the event of a Cardizem® LA supply failure (as described in note 14), or the entry of generic competition to Cardizem® LA prior to December 31, 2008. At December 31, 2007, no material amounts were accrued for the Company's obligations under any indemnification provisions.

25.   RELATED PARTY TRANSACTIONS

  In 2006, the Company contracted with Global IQ, a clinical research organization, for a long-term safety study on a particular product under development. Prior to April 2007, during which time Dr. Peter Silverstone, Biovail's Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, the Company was invoiced $1,166,000 in 2006 and $581,000 in 2007 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone has indicated to the Company that he disposed of his interest in Global IQ in April 2007.

  In 2007, the Company received $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

  In 2006, Mr. Melnyk reimbursed the Company $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by the Company's Board of Directors that the investment opportunity was not, and would not in future be, of interest to Biovail.

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

  Revenue by Therapeutic Area

  The following table displays revenue by therapeutic area:

	2007	2006	2005
Product sales
Cardiovascular(1)	$296,907	$348,023	$380,505
Central nervous system(2)	269,828	507,143	410,711
Antiviral(3)	147,120	112,388	95,858
Pain(4)	87,191	53,724	—

	801,046	1,021,278	887,074
Research and development	23,828	21,593	27,949
Royalty and other	17,944	24,851	23,320

	$842,818	$1,067,722	$938,343

(1)
Cardiovascular products include Cardizem®, Tiazac®, Vasotec®, Vaseretic®, Isordil®, Glumetza®, and bioequivalent versions of Cardizem® CD, Procardia XL and Adalat CC.

(2)
Central nervous system products consist of Wellbutrin®, Zyban® and Ativan®.

(3)
Antiviral products consist of Zovirax®.

(4)
Pain management products consist of Ultram® and Ralivia™.

  Geographic Information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2007	2006	2005	2007	2006	2005
Canada	$75,051	$89,920	$112,847	$140,553	$126,194	$116,337
U.S. and Puerto Rico	755,484	966,212	815,342	183,008	183,763	182,876
Barbados	—	—	—	659,241	736,769	947,947
Other countries	12,283	11,590	10,154	22,345	25,973	27,684

	$842,818	$1,067,722	$938,343	$1,005,147	$1,072,699	$1,274,844

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

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

26.   SEGMENT INFORMATION (Continued)

  Major Customers

  The following table identifies external customers that accounted for 10% or more of the Company's total revenue:

	2007	2006	2005
GSK	25%	42%	38%
McKesson Corporation	20%	12%	14%
Teva	11%	12%	15%
OMI	10%	5%	—%
Cardinal Health, Inc.	10%	6%	6%

27.   CANADIAN GAAP SUPPLEMENTAL INFORMATION

  Prior to 2006, the Company prepared interim and annual consolidated financial statements and management's discussion and analysis ("MD&A") in accordance with Canadian GAAP for Canadian regulatory purposes. These reports were filed with the OSC and other securities regulatory authorities in Canada. Canadian securities regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian continuous disclosure requirements by filing financial statements prepared in accordance with U.S. GAAP. Accordingly, beginning in 2006, the Company commenced preparing its interim and annual consolidated financial statements and MD&A in accordance with U.S. GAAP only. For interim and annual periods in 2006 and 2007, the Company included in the notes to its consolidated financial statements, among other things, an explanation of material differences between U.S. GAAP and Canadian GAAP related to recognition, measurement and presentation. Subsequent to 2007, no further explanation of such differences will be required under current Canadian securities regulations.

  Reconciliation of U.S. GAAP and Canadian GAAP

  The following table presents a reconciliation of the Company's consolidated net income as reported under U.S. GAAP and the Company's consolidated net income that would have been reported under Canadian GAAP for the years ended December 31:

	2007	2006	2005
Net income under U.S. GAAP	$195,539	$211,626	$246,440

Canadian GAAP adjustments
Acquired research and development amortization expense(1)	(40,130)	(49,316)	(98,112)
Impairment of acquired research and development(1)	(2,400)	(9,504)	(45,046)
Gain on disposal of acquired research and development(2)	—	(4,000)	—
Stock-based compensation expense(3)	—	—	(4,447)
Other	1,829	477	411

Net income under Canadian GAAP	154,838	149,283	99,246

Basic and diluted earnings per share under Canadian GAAP
Income from continuing operations	$0.96	$0.96	$0.69
Net income	$0.96	$0.93	$0.62

  The following table presents a reconciliation of the Company's consolidated balance sheets as reported under U.S. GAAP and the Company's consolidated balance sheets that would have been reported under Canadian GAAP at December 31:

	2007	2006
Total assets under U.S. GAAP	$1,782,115	$2,192,442

Canadian GAAP adjustments
Marketable securities/Long-term investments
Net unrealized holding gain on available-for-sale investments(4)	—	(5,844)
Intangible assets, net
Acquired research and development(1),(2)	69,769	112,299
Goodwill
Value of consideration paid on acquisition of Fuisz Technologies Ltd. ("Fuisz")(5)	7,763	7,763
Settlement of Fuisz pre-acquisition contract(6)	(7,460)	(7,460)
Other	2,312	2,312
Deferred tax assets, net of valuation allowance
Accounting for uncertain tax positions(7)	(20,700)	—
Other assets, net	—	(1,763)

Total assets under Canadian GAAP	$1,833,799	$2,299,749

	2007	2006
Total liabilities under U.S. GAAP	$484,296	$890,185

Canadian GAAP adjustments
Income taxes payable
Accounting for uncertain tax positions(7)	(20,700)	—
Long-term obligations	—	66

Total liabilities under Canadian GAAP	$463,596	$890,251

	2007	2006
Total shareholders' equity under U.S. GAAP	$1,297,819	$1,302,257

Canadian GAAP adjustments
Common shares
Stock-based compensation(3)	46,517	43,547
Value of consideration paid on acquisition of Fuisz(5)	7,763	7,763
Accretion of convertible debt(8)	26,116	26,116
Other	(1,700)	(1,700)
Additional paid-in capital
Stock-based compensation(3)	55,762	58,732
Deficit
Acquired research and development(1),(2)	69,769	112,299
Stock-based compensation(3)	(102,279)	(102,279)
Settlement of Fuisz pre-acquisition contract(6)	(7,460)	(7,460)
Accretion of convertible debt(8)	(26,116)	(26,116)
Other	4,012	2,183
Accumulated other comprehensive income/Cumulative translation adjustment
Net unrealized holding gain on available-for-sale investments(4)	—	(5,844)

Total shareholders' equity under Canadian GAAP	1,370,203	1,409,498

Total liabilities and shareholders' equity under Canadian GAAP	$1,833,799	$2,299,749

  (1)
  Under U.S. GAAP, acquired research and development assets for which technological feasibility has not been established and which have no alternative future use must be written-off at the time of acquisition.

    Under Canadian GAAP, acquired research and development assets are capitalized and amortized over their estimated useful lives. The Company recorded amortization expense related to acquired research and development assets of $40,130,000, $49,316,000 and $98,112,000 in 2007, 2006 and 2005, respectively. In addition, the Company recorded impairment charges of $2,400,000, $9,504,000 and $45,046,000 in 2007, 2006 and 2005, respectively, to write down the carrying value of acquired research and development assets associated with product-development projects that were discontinued.

  (2)
  Under U.S. GAAP, the Company recorded a $4,000,000 gain in 2006 on the disposal to Athpharma of certain products under development (as described in note 18).

    Under Canadian GAAP, the cash consideration received from Athpharma was recorded against the carrying value of the related acquired research and development asset, which resulted in no gain or loss on disposal.

  (3)
  Under U.S. GAAP, prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income in 2005. Effective January 1, 2006, the Company adopted the fair-value based method for recognizing all share-based payments to employees, including grants of employee stock options and RSUs. Forfeitures are estimated at the date of grant.

    Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair-value based method for recognizing stock-based compensation cost on a retroactive basis to January 1, 1996, without restatement of prior periods. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating to the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to additional paid-in capital related to the fair value of options vested but unexercised since January 1, 1996. Forfeitures are recognized as they occur.

  (4)
  Under U.S. GAAP, marketable securities and long-term investments with readily determinable market values are accounted for as being available-for-sale. Those investments are reported at estimated fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income. Unrealized losses on those investments that are considered to be other-than-temporary are recognized in net income.

    Under Canadian GAAP, prior to January 1, 2007, marketable securities and long-term investments with readily determinable market values were accounted for using the cost method. Effective January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1506, "Accounting Changes", 1530, "Comprehensive Income" and 3855, "Financial Instruments — Recognition and Measurement", and designated certain investments as available-for-sale. At January 1, 2007, the Company recorded an unrealized gain of $5,844,000 related to the remeasurement of those investments at fair value, with a corresponding adjustment to a new separate section of shareholders' equity called "accumulated other comprehensive income".

  (5)
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

  (6)
  Under U.S. GAAP, the cash settlement of a Fuisz pre-acquisition contract and the issuance of additional common shares related to the acquisition of Fuisz in 2000, were allocated to goodwill acquired.

    Under Canadian GAAP, adjustments to the purchase price subsequent to the acquisition date were charged to net income.

  (7)
  Under U.S. GAAP, the Company adopted FIN 48 effective January 1, 2007 (as described in note 20). The application of the provisions of FIN 48 at January 1, 2007 resulted in an increase of $2,200,000 to income taxes payable, and an offsetting decrease in the valuation allowance against the net deferred tax asset. In 2007, the Company recognized an additional $18,500,000 increase in the amount of unrecognized tax benefits related to tax positions taken in current and prior years, which resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

    Under Canadian GAAP, the Company is not required to apply the provisions of FIN 48.

  (8)
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

  Comparative Consolidated Financial Statements

  The tables on the following pages present comparative figures as previously reported under Canadian GAAP, and as restated and presented in accordance with U.S. GAAP, as at and for the year ended December 31, 2005.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

  Consolidated Balance Sheets

	At December 31, 2005
	(U.S. GAAP)	(CDN GAAP)
ASSETS
Current
Cash and cash equivalents	$445,289	$445,289
Marketable securities	505	511
Accounts receivable	135,506	135,506
Inventories	89,473	89,473
Deposits and prepaid expenses	14,923	14,923
Assets of discontinued operation held for sale	1,893	1,893

	687,589	687,595

Marketable securities	6,859	6,920
Long-term investments	66,421	50,117
Property, plant and equipment, net	199,567	199,567
Intangible assets, net	910,276	1,085,397
Goodwill	100,294	102,909
Other assets, net	64,707	62,489
Long-term assets of discontinued operation held for sale	1,107	1,107

	$2,036,820	$2,196,101

LIABILITIES
Current
Accounts payable	61,453	61,453
Accrued liabilities	88,870	88,870
Income taxes payable	37,713	37,713
Deferred revenue	61,160	61,160
Current portion of long-term obligations	24,360	24,360

	273,556	273,556

Deferred revenue	117,119	117,119
Deferred leasehold inducements	5,273	5,273
Long-term obligations	412,508	412,596

	808,456	808,544

SHAREHOLDERS' EQUITY
Common shares	1,461,077	1,530,035
Additional paid-in capital	377	65,877
Deficit	(284,075)	(243,103)
Accumulated other comprehensive income/Cumulative translation adjustment	50,985	34,748

	1,228,364	1,387,557

	$2,036,820	$2,196,101

  Consolidated Statements of Income

	For the Year Ended December 31, 2005
	(U.S. GAAP)	(CDN GAAP)
REVENUE
Product sales	$887,074	$887,074
Research and development	27,949	27,949
Royalty and other	23,320	23,320

	938,343	938,343

EXPENSES
Cost of goods sold	201,330	201,615
Research and development	88,437	88,884
Selling, general and administrative	227,394	231,109
Amortization	62,260	160,372
Asset impairments, net of gain on disposal	29,230	74,276
Restructuring costs	19,810	19,810

	628,461	776,066

Operating income	309,882	162,277
Interest income	7,175	7,175
Interest expense	(37,126)	(36,715)
Foreign exchange gain	794	794
Equity loss	(1,160)	(1,160)

Income from continuing operations before provision for income taxes	279,565	132,371
Provision for income taxes	22,550	22,550

Income from continuing operations	257,015	109,821
Loss from discontinued operation	(10,575)	(10,575)

Net income	$246,440	$99,246

Basic and diluted earnings (loss) per share
Income from continuing operations	$1.61	$0.69
Loss from discontinued operation	(0.07)	(0.07)

Net income	$1.54	$0.62

Weighted average number of common shares outstanding (000s)
Basic	159,433	159,433
Diluted	159,681	159,433

  Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2005
	(U.S. GAAP)	(CDN GAAP)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$246,440	$99,246
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	96,641	194,753
Amortization and write-down of deferred financing costs	3,445	3,445
Amortization and write-down of discounts on long-term obligations	2,420	2,009
Stock-based compensation	—	4,825
Asset impairments	29,230	74,276
Equity loss	1,160	1,160
Loss from discontinued operation	10,575	10,575
Receipt of leasehold inducements	805	805
Other	(3,274)	(3,652)
Changes in operating assets and liabilities:
Accounts receivable	12,775	12,775
Inventories	16,624	16,624
Deposits and prepaid expenses	1,101	1,101
Accounts payable	17,027	17,027
Accrued liabilities	5,605	5,605
Income taxes payable	13,343	13,343
Deferred revenue	47,962	47,962

Net cash provided by continuing operating activities	501,879	501,879

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax	98,127	98,127
Additions to property, plant and equipment, net	(37,807)	(37,807)
Acquisitions of intangible assets	(26,000)	(26,000)
Purchases of marketable securities	(8,791)	(8,791)
Proceeds from sales and maturities of marketable securities	6,296	6,296

Net cash provided by continuing investing activities	31,825	31,825

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(79,779)	(79,779)
Repayments of other long-term obligations	(39,587)	(39,587)
Issuance of common shares	2,990	2,990
Payment on termination of interest rate swaps	(1,419)	(1,419)
Financing costs paid	(1,300)	(1,300)

Net cash used in continuing financing activities	(119,095)	(119,095)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	(3,770)	(3,770)
Net cash used in investing activities	(47)	(47)

Net cash used in discontinued operation	(3,817)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	173	173

Net increase in cash and cash equivalents	410,965	410,965
Cash and cash equivalents, beginning of year	34,324	34,324

Cash and cash equivalents, end of year	$445,289	$445,289

QuickLinks

TABLE OF CONTENTS GENERAL INFORMATION
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 6. Directors, Senior Management and Employees
DIRECTORS' COMPENSATION FOR FISCAL 2007
PART II
PART III
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Biovail Corporation CONSOLIDATED BALANCE SHEETS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts expressed in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS