Form 20-F
period 2008-12-31
BIOVAIL CORP INTERNATIONAL
filed 2009-02-27
CIK 885590

Use these links to rapidly review the document
TABLE OF CONTENTS GENERAL INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐
Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒
Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 158,216,132 Common Shares, no par value, as of December 31, 2008.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17    ☐                Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes    ☐                No    ☒

GENERAL INFORMATION

i

Basis of Presentation

General

        Except where the context otherwise requires, all references in this Form 20-F to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together. In this Form 20-F, references to "$" and "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at December 31, 2008.

        Unless otherwise noted, prescription and market data are derived from information provided by IMS Health Inc. ("IMS") and are as of its December 31, 2008 report. IMS is a provider of information solutions to the pharmaceutical and healthcare industries, including market intelligence and performance statistics.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the United States of America (the "U.S.") or certain other jurisdictions: ATTENADE™, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION INTERNATIONAL®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL CORPORATION & DESIGN®, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA®, SHEARFORM™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™ and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN® XL, WELLBUTRIN® XR, Zovirax® and Zyban® are trademarks of The GlaxoSmithKline Group of Companies ("GSK") and are used by us under license. ULTRAM® is a trademark of Ortho-McNeil, Inc. ("OMI") (now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.) and is used by us under license. XENAZINE® and NITOMAN® are trademarks of Cambridge Laboratories (Ireland) Ltd. ("Cambridge") and are used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in the U.S., Barbados, Canada and in other jurisdictions and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

Forward-Looking Statements

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 20-F contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, our intent and ability to implement and effectively execute plans and initiatives associated with our New Strategic Focus (as defined below) and the anticipated impact of the New Strategic Focus, our beliefs related to pricing, reimbursement, and exclusivity periods for products in the specialty Central Nervous System ("CNS") markets, our intent to complete in-license agreements and acquisitions and to successfully integrate such in-license agreements and acquisitions into our business and operations and to achieve the anticipated benefits of such in-license agreements and acquisitions, our expectations regarding the development of products outside the therapeutic area of specialty CNS disorders, our manufacturing abilities, the timing regarding the planned closure of our Puerto Rico manufacturing operations, the associated costs and anticipated impact of such closure, our ability to sell or divest these facilities and possible impact on our manufacturing processes, our intent and timing of the sale on our recently closed Dublin, Ireland research and development facility, our intent regarding and timing of the planned disposals of non-core assets and the anticipated proceeds of such dispositions, the amount of expected loss on disposal of our corporate headquarters, the availability of benefits under tax treaties, the continued availability of low effective tax rates for our operations, the amount, timing, results and progress of investment in research and development efforts and the expected tracking of research and development expenses, additional expected charges and anticipated annual savings related to ongoing or planned efficiency initiatives, the anticipated manufacturing and commercialization of, and the amount and timing of expected contribution from, pipeline products that are successfully developed, our intent and ability to make future dividend payments, our intent and ability to continue the repurchase of shares of our common stock (our "Common Shares") under our share repurchase program, the limited number of customers from which a significant portion of our revenue is derived, our intent regarding the development of non-tetrabenazine products acquired in the acquisition of Prestwick Pharmaceuticals Inc. ("Prestwick") and the expected impact of the acquisition of Prestwick on earnings per share and cash flows, the timing of the commercial launch of Aplenzin™ by our strategic marketing partner, sanofi-aventis U.S. LLC, the expected future taxable income in determining any required deferred tax asset valuation allowance, the anticipated effect of the utilization of U.S. tax loss carryforwards on future effective tax rates, the anticipated supply price for Wellbutrin® XL in 2009 and beyond and the expected impact of generic competition to the 150 mg Wellbutrin® XL product, our views and beliefs related to the outcome of patent infringement trial proceedings regarding the timing of the introduction of generic competition related to Ultram® ER, the expected timing of the introduction of a generic version of Cardizem® LA, the impact that generic competition to the 360 mg strength of Cardizem® CD may have on our product sales and the carrying value of the associated intangible asset, our intent regarding the defence of our intellectual property against infringement, the expected timing to address any shortfall in our supply of the Ultram® ER 100 mg tablets, the timing, results, and progress of research and development efforts, including efforts to locate a development partner for BVF-045 and to initiate Phase III studies for BVF-324, the investment recovery, liquidity, valuation and impairment conclusions associated with our investment in auction rate securities, our intent and ability to hold auction rate securities until a recovery in market value occurs (or until maturity if necessary), our beliefs and positions related to, results of, and costs associated with, certain legacy litigation and regulatory proceedings, including, but not limited to, the outcome of the court hearing to approve an agreement reached between a subsidiary of our Company and the U.S. Attorney's Office of Massachusetts related to activities surrounding the 2003 commercial launch of Cardizem® LA, the timing, costs and expected impact of the resolution of certain legacy litigation and regulatory proceedings and the impact associated with a recently announced litigation proceeding, the availability of Director and Officer liability insurance as a result of the settlement of certain litigation and the anticipated amount of premiums to be paid in respect of Director and Officer liability insurance, the sufficiency of cash resources (including those available under the accordion feature of our existing credit facility) to support future spending requirements, expected potential milestone payments in connection with research and development arrangements, expected capital expenditures and business development activities, the impact of market conditions on our ability to access additional funding at reasonable rates, our ability to manage exposure to foreign currency exchange rate changes and interest rates, expected stock-based compensation expense, the impact of short-term fluctuations in our share price on the fair value of our Company's reporting unit for purposes of testing goodwill for impairment, the expected impact of the adoption of new accounting standards, and our intent to continue to follow U.S. GAAP and resulting comparability with our U.S.-based industry peers. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 20-F that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the opportunities present in the market for therapies for specialty CNS disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our Common Shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our Common Shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, the impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, delay in or transition issues arising from the closure of our Puerto Rico and Ireland facilities, the successful implementation of our New Strategic Focus, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual and proprietary property, the mix of activities and income in various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as investments, and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission (the "SEC") and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this Form 20-F, and in particular under Item 3.D, "Key Information — Risk Factors". We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

v

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

	Years Ended December 31
	2008		2007		2006		2005		2004
Consolidated operating data:
Revenue	$757,178		$842,818		$1,067,722		$938,343		$879,156
Operating income	124,109	(1)	188,014	(3)	238,867	(5)	313,279	(8)	259,081	(11)
Income from continuing operations	199,904	(2)	195,539	(4)	215,474	(6)	257,015	(9)	165,014	(12)
Net income	199,904	(2)	195,539	(4)	211,626	(7)	246,440	(10)	159,799	(12)
Basic and diluted earnings per share:
Income from continuing operations	1.25	(2)	1.22	(4)	1.35	(6)	1.61	(9)	1.04	(12)
Net income	1.25	(2)	1.22	(4)	1.32	(7)	1.54	(10)	1.00	(12)
Cash dividends declared per share	1.50		1.50		1.00		0.50		—

	At December 31
	2008	2007	2006	2005	2004
Consolidated balance sheet:
Cash and cash equivalents	$317,547	$433,641	$834,540	$445,289	$34,324
Working capital	223,198	339,439	647,337	414,033	124,414
Total assets	1,623,565	1,782,115	2,192,442	2,036,820	1,711,060
Long-term obligations	—	—	410,525	436,058	474,498
Common Shares	1,463,873	1,489,807	1,476,930	1,461,077	1,457,065
Shareholders' equity (net assets)	1,201,599	1,297,819	1,302,257	1,228,364	1,053,913
Number of Common Shares issued and outstanding (000s)	158,216	161,023	160,444	159,588	159,383

(1)
Includes charges of $70,202 for restructuring costs; $32,565 for legal settlements; and $13,606 for management succession and proxy contest costs.

(2)
Includes charges of $70,202 for restructuring costs; $32,565 for legal settlements; $13,606 for management succession and proxy contest costs; $9,869 for loss on impairment of investments; and an equity loss of $1,195. Those charges were partially offset by a $90,000 deferred income tax benefit; and a gain of $6,534 on disposal of investments.

(3)
Includes charges of $95,114 for legal settlements (net of insurance recoveries); $9,910 for intangible asset impairments; and $668 for restructuring costs. Those charges were partially offset by a $1,735 contract recovery.

(4)
Includes charges of $95,114 for legal settlements (net of insurance recoveries); $9,910 for intangible asset impairments; $668 for restructuring costs; $12,463 for loss on early extinguishment of debt; $8,949 for loss on impairment of investments; and an equity loss of $2,528. Those charges were partially offset by a $1,735 contract recovery; and a gain of $24,356 on disposal of investments.

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

I.     COMPANY-SPECIFIC RISKS

1.     Product Development and Commercialization

a.
Our future revenue growth and profitability are dependent upon our ability to develop, in-license or otherwise acquire new commercially viable products and obtain associated regulatory approvals in multiple jurisdictions. Our failure to do so successfully could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Our future revenues, profitability and financial condition depend, to a significant extent, on our ability to successfully develop, in-license or otherwise acquire new commercially viable products.

        New product development is subject to a great deal of uncertainty, risk and expense. Development of pharmaceutical candidates may fail or be terminated at various stages of the research and development ("R&D") process, often after substantial financial and other resources have been invested in their exploration and development.

        FDA and TPD approval is required before any prescription drug product, including generic drug products, can be sold in the U.S. and Canada, respectively. Other countries may also have similar regulatory approval requirements before products can be sold in those countries. The process of obtaining FDA, TPD and other regulatory approvals to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable. The timing and cost of obtaining FDA, TPD and other regulatory approvals, or the failure to obtain such approvals, could adversely affect our product introduction plans, business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Beyond our internal research and development efforts, we rely, and in the future may continue to rely, on the acquisition, in-licensing or other access to products or technologies from third-party drug-development companies. See Item 4.B, "Information on the Company — Business Overview — Development Strategy for Specialty CNS — Research and Development", for a discussion of our recent efforts with third-party drug-development companies. Supplementing our product portfolio in this manner requires the commitment of substantial effort and expense in seeking out, evaluating and negotiating collaboration agreements. In addition, product in-licensing involves inherent risks, including uncertainties due to matters that may affect the successful development or commercialization of the in-licensed product, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. Competition for attractive product opportunities is intense and may require us to devote substantial resources, both human and financial, to an opportunity that may not result in a successfully developed, or commercialized, product.

b.
Our New Strategic Focus targets unmet medical needs for specialty CNS disorders. A failure in our efforts to develop or enhance our existing specialty CNS products, to in-license or acquire specialty CNS compounds in late-stage development or to commercialize any specialty CNS compounds that we develop or acquire could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        On May 7, 2008, we announced our New Strategic Focus, which focuses on specialty CNS as our product development and acquisition strategy. See Item 4.B, "Information on the Company — Business Overview — New Strategic Focus", for a description of the New Strategic Focus. Accordingly, we currently anticipate that from 2008 through 2012, we will invest $600 million in research and development, which, in addition to primary R&D, includes in-licensing and milestone payments but excludes acquisition costs (such as those incurred in connection with the Prestwick transaction). Such investment is for the exploration, further development and regulatory approval of niche in-licensed products and new chemical entities ("NCEs"), new indications, and in-house reformulation opportunities in the specialty CNS disorder market. Our success in implementing this New Strategic Focus is subject to a number of risks, including:

  •
  our ability to identify, evaluate and acquire high priority compounds;

  •
  our ability to further develop competitive in-house research and development expertise in specialty CNS;

  •
  our ability to further develop competitive commercial expertise in specialty CNS; and

  •
  our ability to successfully commercialize, with or without capable commercialization partners, any CNS compounds that we develop, in-license or acquire.

        In addition, the implementation of these strategies may cause disruptions to our ongoing business, including relationships with our personnel, suppliers and partners. We may not be successful in the commercialization of new specialty CNS products, which are dependent on finding commercialization partners or on developing the necessary in-house sales capability. While specialty CNS products generally exhibit favourable reimbursement and pricing characteristics, there is a risk that final pricing models may require us to make reimbursements beyond the level anticipated in our business model.

        The failure to successfully implement our New Strategic Focus may have an adverse impact on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

c.
Our approved products may not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our new products could be impacted by several factors, many of which are not within our control, including but not limited to:

  •
  safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

  •
  scope of approved uses and marketing approval;

  •
  timing of market approvals and market entry;

  •
  difficulty in, or excessive costs to, manufacture;

  •
  infringement or alleged infringement of the patents or intellectual property rights of others;

  •
  availability of alternative products from our competitors;

  •
  acceptance of the price of our products; and

  •
  ability to market our products effectively at the retail level.

        In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure third-party marketing or distribution partners in the U.S. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, our current structure, which is dependent on our in-house sales capabilities or third-party marketing or distribution partners, may make us less attractive to third-party marketers, distributors and licensors of new products, and this may affect our ability to secure such partners. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities or a failure to secure marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our Common Shares to decline.

        As a condition to granting marketing approval of a product, the FDA may require a company to conduct additional clinical trials. The results generated in these trials could result in the subsequent loss of marketing approval, changes in product labeling or new or increased concerns about side effects or efficacy of a product. On September 27, 2007, the Food and Drug Administration Amendments Act of 2007 ("FDAA") was enacted, giving the FDA enhanced post-market authority, including the explicit authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with FDA-approved risk evaluation and mitigation strategies. The FDA's exercise of this new authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with new post-approval regulatory requirements and potential restrictions on sales of approved products. Post-marketing studies, whether conducted by us or by others and whether mandated by regulatory agencies or undertaken voluntarily, and other emerging data about marketed products, such as adverse event reports, may also adversely affect sales of our products. Such studies, which increasingly employ sophisticated methods and techniques, may call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies may result in the discontinuance of product marketing or the need for risk management programs. In addition, government agencies may determine that a product should be scheduled as a controlled substance, as is currently being proposed by Health Canada under the Controlled Drugs and Substances Act (the "CDSA") for our tramadol products. If one of our products is scheduled under the CDSA, such regulation would reduce practitioner prescriptions for such product, which may lead to a reduction in revenues from such product. Such regulation may also increase the costs of manufacturing and distributing such product in order to meet the regulatory requirements applicable to controlled substances, such as process upgrades and renovations required at our facilities and changes to our manufacturing, storage and transportation practices.

        Further, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on sales of the affected products. Accordingly, new data about our products, or products similar to our products, could negatively impact demand for our products due to real or perceived side effects or uncertainty regarding efficacy and, in some cases, could result in product withdrawal.

        These situations, should they occur, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

d.
We will not be able to commercialize our pipeline products if our preclinical studies do not produce successful results or if our clinical trials do not demonstrate safety and efficacy in humans.

        We must conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our pipeline products in order to obtain regulatory approval for the sale of our pipeline products. Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes.

        Our success will depend on the success of our clinical trials. It can take several years to complete the clinical trials of a product, and a failure of one or more of our clinical trials can occur at any stage of testing. We believe that the development of each of our pipeline products involves significant risks at each stage of testing. If clinical trial difficulties and failures arise, our pipeline products may never be approved for sale or become commercially viable. We do not believe that any of our pipeline products have alternative uses if we are not successful in developing them as pharmaceutical products.

        There are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to continue to test or to sell our pipeline products or the inability to commercialize any of our pipeline products. For instance, we may discover that a pipeline product does not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or limit commercial use if approved. The risk of clinical trial failure is even greater where the pipeline product contains a new chemical entity, and where the pipeline product uses a novel or not fully known mechanism of action. Likewise, the risk of discovering harmful side effects is greater where the pipeline product contains a new chemical entity.

        In addition, the possibility exists that:

  •
  the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials;

  •
  institutional review boards or regulators, including the FDA and TPD, may hold, suspend or terminate our clinical research or the clinical trials of our pipeline products for various reasons, including noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;

  •
  subjects may drop out of our clinical trials;

  •
  our preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials; and

  •
  the cost of our clinical trials may be greater than we currently anticipate.

        If we do not receive regulatory approval to sell our pipeline products or cannot successfully commercialize our pipeline products, we would not be able to generate revenues in future periods, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

e.
If our clinical trials for our pipeline products are delayed, we may be unable to commercialize our pipeline products on a timely basis, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Planned clinical trials may not begin on time, may take longer to complete than anticipated, or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including delays related to:

  •
  obtaining an effective investigational new drug application, or Investigational New Drug Application ("IND"), or regulatory approval to commence a clinical trial;

  •
  identifying and engaging a sufficient number of clinical trial sites;

  •
  negotiating acceptable clinical trial agreement terms with prospective trial sites;

  •
  obtaining institutional review board approval to conduct a clinical trial at a prospective site;

  •
  recruiting qualified subjects to participate in clinical trials in a timely manner;

  •
  competition in recruiting clinical investigators;

  •
  shortage or lack of availability of supplies of drugs for clinical trials;

  •
  the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

  •
  the placement of a clinical hold on a study;

  •
  the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and

  •
  exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

        Our pipeline products have significant milestones to reach, including the successful completion of clinical trials, before commercialization. If we experience significant delays in or termination of clinical trials, our financial results and the commercial prospects for our pipeline products or any other products that we may develop will be adversely impacted. In addition, our product development costs would increase and our ability to generate revenue could be impaired.

f.
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

        Sales of a limited number of our products represent a significant portion of our revenues, gross profit and earnings. As the volume or pricing of our existing significant products declines in the future, our business, financial condition, and results of operations could be materially adversely affected and this could cause the market value of our Common Shares to decline. The genericization of our existing products is one of the reasons for the current or continued decline in volume and pricing of our products. For example, the genericization in

2008 of Wellbutrin® XL has resulted in and may continue to result in a decline in the volume and pricing of this product. In 2008, sales of Wellbutrin® XL decreased by 43% or approximately $92 million, as compared to 2007. Following the initial pricing and volume impact of genericization, pricing and volume may either decrease further or increase dependent upon market and competitive conditions. In addition, if this or any of our other key products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition and results of operations and market value of our Common Shares could be significant.

g.
A significant portion of our revenues is derived from sales to a limited number of customers. Any significant reduction of business with any of these customers could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        In 2008, our five largest customers, McKesson Corporation, GSK, Cardinal Health, Inc., Teva Pharmaceuticals Industries Ltd. ("Teva") and OMI (now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.), accounted for 22%, 16%, 16%, 11% and 11%, respectively, of our total revenues. Any significant reduction or loss of business with one or more of these customers could have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our Common Shares to decline.

h.
We have entered into distribution agreements with other companies to distribute certain of our generic products in exchange for payments based on sales. Declines in the pricing and/or volume, over which we have no control, of such generic products, and therefore the amounts paid to us, may have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Our portfolio of generic products is the subject of various agreements, pursuant to which we manufacture and sell generic products to other companies, which distribute such products in the U.S. and Canada and make payments to us, typically based on net sales. These companies make all distribution and pricing decisions independently of Biovail. If the pricing and/or volume of such generic products declines, our revenues could be adversely impacted which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

2.     Intellectual Property

a.
We may be unable to effectively protect our intellectual and other proprietary property, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        The pharmaceutical industry historically has generated substantial litigation concerning the manufacture, use and sale of products and we expect this litigation activity to continue. Generic drug manufacturers seek to sell and, in a number of cases have sold generic versions of many of our most important products prior to the expiration of our patents, and have exhibited a readiness to do so for other products in the future. As a result, we expect that patents related to our products will be routinely challenged, and our patents may not be upheld. If we are not successful in defending an attack on our patents and maintaining exclusive rights to market one or more of our major products still under patent protection, we could lose a significant portion of sales in a very short period, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline. See Item 4.B, "Information on the Company — Business Overview — Patents and Proprietary Rights", for more information on our intellectual property rights and Item 4, "Information on the Company — Legal Proceedings — Intellectual Property", for a discussion of intellectual property-related proceedings in which we are involved.

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

        In the event we discover that we may be infringing third-party patents or other intellectual property rights, we may not be able to obtain licenses from those third parties on commercially attractive terms or at all. We may have to defend against charges that we violated patents or the proprietary rights of third parties. Litigation is costly and time-consuming, and diverts the attention of our management and technical personnel. In addition, if we infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell products, including our generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our Common Shares to decline. See Item 4, "Information on the Company — Legal Proceedings — Intellectual Property", for a discussion of intellectual property-related proceedings in which we are involved.

3.     Income Tax

a.
Our effective tax rates may increase.

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in Barbados, which has low domestic tax rates. Dividends from such after-tax business income are received tax-free in Canada. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of our income to a rate possibly exceeding the statutory income tax rate of Canada or the U.S. See Item 4.B, "Information on the Company — Business Overview — Taxation".

        Our provision for income taxes is based on certain estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of net income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material adverse effect on our consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to a portion of our U.S. operating losses, our Canadian operating losses, Scientific Research and Experimental Development pool, investment tax credit carryforward balances, provisions for legal settlements, and future tax depreciation. We have assumed that the deferred tax assets in respect of our Canadian operating losses, Scientific Research and Experimental Development pool and investment tax credit are more likely than not to remain unrealized.

        Our deferred tax assets and related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses, and non-recurring items. The assessment of the appropriate amount of the valuation allowance against the net deferred tax asset is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization is primarily based on forecasts of future taxable income. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

4.     Marketing, Manufacturing and Supply

a.
Manufacturing difficulties or delays may adversely affect our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Our manufacturing and other processes use complicated and sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Manufacturing complexity, testing requirements and safety and security processes combine to increase the overall difficulty of manufacturing these products and resolving manufacturing problems that we may encounter. Although we endeavor to properly maintain our equipment, including through on-site quality control and experienced manufacturing supervision, and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or a portion of our facilities, were to become inoperable for a period of time. This could occur for various reasons, including catastrophic events, such as hurricanes, earthquakes or other natural disasters, explosions, environmental accidents, equipment failures or delays in obtaining components or replacements, construction delays or defects and other events, both within and outside of our control. In addition, for certain of our products, we do not have a secondary or back-up manufacturing facility in place to assist with these manufacturing and other processes should any of these events occur. The closure of our Puerto Rico facilities, which we intend to close in 2010, will concentrate all of our in-house manufacturing at our Steinbach, Manitoba facility. Any interruption in our manufacture of high-volume products could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

b.
Even if we obtain regulatory approvals, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and Canadian regulations, we could lose our marketing approvals, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Following initial regulatory approval of any drugs we or our partners may develop, we will be subject to continuing regulatory review by the FDA and the TPD, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. This may include results from any post-marketing follow-up studies or other reporting required as a condition to approval. The manufacturing, labeling, packaging, storage, distribution, advertising, promotion, reporting and recordkeeping related to the product will also be subject to extensive ongoing regulatory requirements. In addition, incidents of adverse drug reactions ("ADRs"), unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to withdrawal of a product from the market. Similarly, our Contract Research Division ("CRD") operations could suffer a loss of business or be subject to liability should a serious ADR occur during the course of their conduct of a study.

        All products manufactured by us or for us by third-party manufacturers must be made in a manner consistent with FDA-mandated and TPD-mandated good manufacturing practices ("GMP"). Compliance with GMP regulations requires substantial expenditures of time, money and effort in such areas as production, quality control and quality assurance to ensure full technical, facility and system compliance. The FDA, TPD and other regulatory authorities inspect on a regular basis our and our third-party manufacturers' manufacturing facilities for compliance. Failure to comply with GMP regulations could occur for various reasons, including failure of a product to meet or maintain specifications, stability issues or unexpected trends in patient ADRs. If the regulatory agencies were to require one of our or our third-party manufacturers' manufacturing facilities to cease or limit production, our business could be adversely affected, in part because regulatory approval to manufacture a drug is generally site-specific. The closure of our Puerto Rico facilities, which we intend to close in 2010, will concentrate all of our in-house manufacturing at our Steinbach, Manitoba facility. Delay and cost in obtaining regulatory approval to manufacture at a different facility also could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

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

  •
  impose civil or criminal penalties.

        Under certain circumstances, the FDA and TPD also have the authority to revoke previously granted drug approvals. These policies may change and additional U.S. or Canadian federal, provincial, state or local governmental regulations or foreign governmental regulations may be enacted that could affect our ability to maintain compliance. We cannot predict the likelihood, nature or extent of adverse governmental regulation that may arise from future legislation or administrative action.

        If we or our third-party manufacturers were deemed to be deficient regarding regulatory compliance in any significant way, it could have a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our Common Shares to decline.

c.
If we are unable to optimize the use of or expand our manufacturing facilities or secure cost-effective third-party manufacturing arrangements in a timely manner, we may be unable to meet market demand for our products, which could affect our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        We have, in past years, operated some of our manufacturing facilities on a 24-hour-a-day, seven-day-a-week production cycle to meet the market demand for current in-market products and anticipated product launches. Successfully operating on that basis and meeting the anticipated market demand requires minimal equipment failures and product rejections. In addition, we manufacture products that employ a variety of technology platforms. Some of our manufacturing facilities may, at times, be scheduled in excess of rated capacity, while others may be under-utilized. Unless our manufacturing processes are optimized or our manufacturing facilities are expanded where appropriate, or we secure cost-effective third-party manufacturing arrangements in a timely manner, we may have difficulty fulfilling all demand for new large volume products, which could adversely affect our results of operations, financial condition and cash flows. In addition, if we are required to expand any of our facilities, it may require significant capital investment. If we are unable to complete any expansion projects in a timely and cost-efficient manner or adequately equip the expanded facilities in a timely and cost-effective manner or we experience delays in receiving FDA and TPD approvals for these expanded facilities, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

d.
Disruptions of delivery of our products could adversely impact our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        The supply of our products to our customers is subject to and dependent upon the use of transportation services. Disruption of transportation services could adversely impact our financial results. In addition, our manufacturing facilities are located outside the continental U.S. and most of our sales are within the U.S. We also purchase products from third parties outside the U.S. As such, any change in policy or policy implementation relating to U.S. border controls may have an adverse impact on our access to the U.S. marketplace that, in turn, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

e.
If we are unable to obtain components or raw materials, or products supplied by third parties, our ability to manufacture and deliver our products to the market may be impeded, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Some components and raw materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. Such suppliers must be qualified in accordance with applicable regulatory requirements and the process of qualifying a supplier can be costly and time consuming. In the event an existing supplier becomes unavailable through business interruption or financial insolvency or loses its regulatory status as an approved source and we do not have a second supplier, we will attempt to locate a qualified alternative; however, we may be unable to obtain the required components, raw materials or products on a timely basis or at commercially reasonable prices. A prolonged interruption in the supply of a single-sourced raw material, including the active ingredient ("API"), or finished product or the occurrence of quality deficiencies in the products which our suppliers provide could have a material adverse effect on our business, financial condition and results of operations, and the market value of our Common Shares could decline.

        Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, transport issues, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw material suppliers are subject to, among other things, FDA and TPD regulation, various import duties and required government clearances. Acts of governments outside the U.S. and Canada may affect the price or availability of raw materials needed for the development or manufacture of our products. The degree of impact such a situation could have would, in part, depend on the product affected and, as such, interruption of supply for Ultram® ER would have a more significant adverse impact than the interruption of supply of a less important product.

        In addition, we rely on third-party manufacturers to supply certain products that we market and/or distribute, including Cardizem® CD, Vasotec®, Vaseretic®, Zovirax®, Ativan®, Wellbutrin® SR, Zyban®, Glumetza® 500 mg, Isordil®, Xenazine® and Nitoman®. Our manufacturers may suffer an interruption, including due to manufacturing or shipping problems, financial insolvency, regulatory inspections or difficulty in sourcing components or raw materials or financial insolvency. We are also vulnerable to a supply interruption should we be unable to renew or replace, or successfully transfer, such supply arrangements when our current agreements with our third-party manufacturers expire, in which case we may experience an interruption in our supply. Any such supply interruption could have an adverse impact on our operations.

f.
Delays or transition issues arising from closure of our Puerto Rico manufacturing facilities may adversely affect our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        In support of the implementation of our New Strategic Focus, we are consolidating our manufacturing resources through the closure of our two Puerto Rico manufacturing facilities and the transfer of certain manufacturing processes to our Steinbach, Manitoba facility. If we experience a delay in transitioning such manufacturing processes to Steinbach, or if we experience other disruptions or issues in transitioning these manufacturing processes to Steinbach, we could fail to deliver our products in a timely manner, which could adversely affect our relationships with our customers and business partners, which, in turn, could adversely affect our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

5.     Litigation and Regulatory Investigations

a.
We are involved in various legal proceedings in the U.S. and Canada and may experience unfavorable outcomes of such proceedings, or of future proceedings, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        We are involved in the following class actions in the U.S.:

  •
  Antitrust Class Actions — We are a defendant in several antitrust class actions in the U.S. related to our Tiazac® and generic Adalat products as well as our Wellbutrin® XL product.

  •
  U.S. Securities Class Action — We, along with several of our officers and former officers, have been named in a securities class action lawsuit has been filed in the U.S. District Court of the Southern District of New York which relates to statements alleged to have been made by us in respect of Aplenzin™ (bupropion hydrobromide tablets) during the product's U.S. regulatory approval process.

        We are also a party to several other actions or may become a party to actions that could similarly impact our business. The above actions are more fully described at Item 4, "Information on the Company — Legal Proceedings".

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

        We have been the subject of an investigation by the EDNY into our accounting and financial disclosure practices that occurred between 2001 and March 2004, certain transactions associated with a corporate entity acquired by the Company in 2002 and the trading and ownership of our Common Shares.

        The above investigation is more fully described at Item 4, "Information on the Company — Legal Proceedings — Governmental and Regulatory Inquiries".

        We cannot predict the outcome or timing of the resolution of this governmental investigation. Should this investigation reach adverse conclusions, we or our former officers and directors could be subject to fines, penalties or criminal sanctions, which may have a material adverse effect on our business, financial condition or results of operations or could cause the market value of our Common Shares to decline. During 2008 we settled an investigation by the SEC, and on January 9, 2009 we settled an investigation by the Ontario Securities Commission (the "OSC"), relating generally to the same matters being investigated by the EDNY. Four individuals, including former officers and a director, remain under investigation by the SEC and one of these individuals remains under investigation by the OSC, relating generally to the same matters being investigated by the EDNY. We are indemnifying those individuals for legal expenses in accordance with indemnification agreements.

        In addition, as a result of the recent settlements in a number of legal and regulatory proceedings, we will have exhausted our coverage under our Director and Officer liability insurance for claims reported in respect of our 2002-2004 policy period. This may result in an increase in amounts payable by us in connection with the investigations described above or any other existing or new matters for such period.

c.
We could be subject to counterclaims or other suits in response to actions we have initiated or may initiate, including our complaint against various parties alleging a stock market manipulation scheme.

        From time to time, we initiate actions or file counterclaims. We could be subject to counterclaims or other suits in response to actions we initiate. For example, on February 22, 2006, we filed a lawsuit, seeking $4.6 billion in damages, from 22 defendants who, the complaint alleges, participated in a stock market manipulation scheme. For further details related to this matter, see Item 4, "Information on the Company — Legal Proceedings — Biovail Action Against S.A.C. and Others". The defendants in this complaint may file counterclaims or take other actions in their defense that may require us to respond, which would require us to incur additional expense and could result in our payment of damages, which could have a material adverse effect on our business, financial condition and results of operations and which could cause the market value of our Common Shares to decline. We cannot reasonably predict the outcome of these proceedings, some of which could involve the payment of significant legal fees and damages.

6.     Dividend Policy

a.
The payment of dividends will depend on various factors, many of which are beyond our control.

        Our current dividend policy contemplates quarterly dividends of $0.375 per Common Share to our shareholders. The declaration and payment of dividends, if any, is always subject to the discretion of the Board of Directors. The amount of future cash flows generated by the Company may not be sufficient to support the payment of dividends, whether in accordance with the current dividend policy or otherwise. In addition, we currently intend to give business development activities designed to accelerate our plans under our New Strategic Focus first priority for use of our cash flows. As a result, the amount of cash available for dividend payments could be reduced. Our ability to pay dividends, and the actual amounts of the dividends, will be dependent on numerous factors, including but not limited to:

  •
  our profitability;

  •
  our prioritization of business development activities, including acquisitions, as contemplated by our New Strategic Focus;

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

  •
  current events affecting the economic situation generally in Canada, Barbados and the U.S.; or

  •
  applicable laws,

many of which are beyond our control and all of which are susceptible to a number of risks and other factors beyond our control.

b.
Our dividend policy may have an impact on our payment of capital and operating expenditures and our liquidity and capital requirements, our deficit and our ability to execute our New Strategic Focus.

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

        As a result of payments of dividends under our dividend policy, we may in the future need to draw on our existing credit facility, issue new debt or issue equity to maintain the payment of dividends. We may be unable to obtain new debt financing or renew our existing credit facility at its maturity in 2010 or execute either on terms affordable to us or to otherwise raise new capital, and, as a result, we may be unable to continue to pay dividends. If we are only able to raise funds on less favorable and/or more restrictive terms, this may have a material adverse effect on our revenues, financial condition and results of operations. If we raise funds through the issuance of debt or equity, any debt securities or preferred shares issued may have rights and preferences and privileges senior to those of holders of our Common Shares. The terms of the debt securities may impose restrictions on our operations that may have an adverse impact on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

7.     Other Company Risks

a.
If the companies in which we invest, or with which we partner or co-develop products, are not successful, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Actions by third parties who control the promotion, pricing, trade rebate levels, product availability or other items for products we supply to them could have a material adverse impact on our financial results. For example, with our acquisition of Prestwick Pharmaceuticals Inc. ("Prestwick") in September 2008, we rely on Ovation Pharmaceuticals, Inc. ("Ovation") to commercialize and market Xenazine® (tetrabenazine) in the U.S. As a further example, we rely on OMI (now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.) to commercialize our product Ultram® ER (tramadol) in the U.S. which we manufacture and supply to them.

        Economic, governmental, industry and other factors outside our control affect companies with which we may partner or co-develop products. Some of the material risks relating to such companies include:

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

  •
  the ability of these companies to remain financially solvent;

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

b.
If we are unable to successfully complete strategic in-licensing agreements or acquisitions as contemplated by our New Strategic Focus, or are unable to integrate or develop businesses or products we may in-license or acquire, we may not be able to successfully implement our current strategies to grow our business and our future revenues and operating results may suffer.

        We pursue product or business licenses or acquisitions that could complement or expand our business. However, we may not be able to execute appropriate licenses or acquisitions in the future and, accordingly, we may not be able to grow our business successfully. In addition, future licenses or acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

  •
  we may fail to identify product licenses or acquisitions that enable us to execute our business strategy;

  •
  we may compete with others to license products or acquire products or companies in an increasingly competitive market with decreased availability of, or increased prices for, suitable license or acquisition candidates;

  •
  we may be unable to successfully negotiate the terms of any license or acquisition or finance any such licenses or acquisitions;

  •
  we may not be able to obtain the necessary regulatory approvals, including the approval of antitrust and competition regulatory bodies, in countries where we are seeking to consummate licenses or acquisitions;

  •
  we may ultimately fail to consummate a license or acquisition even if we announce that we plan to make such license or acquisition;

  •
  potential licenses or acquisitions may divert management's attention away from our existing products and business, resulting in the loss of key customers or personnel and exposing us to unanticipated liabilities;

  •
  we may fail to successfully integrate licensed products or acquisitions into our existing products and business;

  •
  we may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses or products we license or acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them;

  •
  we may acquire a company or license a product that has contingent liabilities that include, among others, known or unknown intellectual property, Federal Trade Commission or product liability claims or suits; and

  •
  we may indemnify a counterparty to a license or acquisition transaction against liabilities relating to taxes and consequently may be subject to tax-related liabilities in respect of an acquired company or license materially in excess of our reserves.

        Furthermore, any acquisition funded through forfeiture of our dividends could cause the market value of our Common Share to decline. Finally, any acquisition funded through debt is exposed to the refinancing of that debt in 2010; refinancing might not be available or may only be available at very high rates.

c.
We may not be able to successfully divest or monetize certain of our non-core business assets, which could have an adverse impact on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        As part of our New Strategic Focus, we intend to divest or monetize certain of our non-core business assets. We may fail to realize the anticipated proceeds in connection with such divestiture and monetization efforts, and such failure may have an adverse impact on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

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

        We may in the future need to incur additional debt or issue equity to satisfy working capital and capital expenditure requirements, as well as to make acquisitions and other investments, to continue to pay dividends under our dividend policy or to acquire Common Shares under our share repurchase program. To the extent we are unable to renew our existing credit facility or raise new capital, we may be unable to expand our business. If we raise funds through the issuance of new debt or equity, any debt securities or preferred shares issued may have rights and preferences and privileges senior to those of holders of our Common Shares. The terms of the debt securities may impose restrictions on our operations that may have a material adverse effect on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

        In addition, we may choose to raise additional funds or, upon its maturity in 2010, renew our existing credit facility in order to capitalize on perceived opportunities in the marketplace that may accelerate our growth objectives. Our ability to secure such financing in the future will depend in part on the prevailing capital market conditions as well as our business performance. We may not be successful in our efforts to secure financing, if needed, on terms satisfactory to us.

f.
The recent deterioration in the global credit and capital markets could have a material adverse impact on our liquidity and capital resources.

        The credit and capital markets have experienced significant deterioration in 2008, including the failure of a number of significant and established financial institutions in the U.S. and abroad, and may continue to deteriorate in 2009, all of which will have an impact on the availability of credit and capital in the near term. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse impact on our liquidity and our ability to raise capital.

g.
The current economic downturn, coupled with the current regulatory environment, could have a negative impact on the pharmaceutical industry, which in turn could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        The recent economic downturn and adverse conditions in the national and global markets may negatively affect our operations in the future. Our revenues are contingent upon our ability to develop, license or otherwise acquire new commercially viable products and obtain associated regulatory approvals in multiple jurisdictions. Recently, companies in the pharmaceutical industry have found it difficult to raise capital in the equity and debt markets or through traditional credit markets to fund research and development. In addition, the increased regulatory environment from the FDA has increased the costs of research and development for pharmaceutical companies. For example, on September 27, 2007, the FDAA was enacted, giving the FDA enhanced post-market authority, including the explicit authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with FDA-approved risk evaluation and mitigation strategies. The FDA's exercise of this new authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with new post-approval regulatory requirements and potential restrictions on sales of approved products. Accordingly, faced with the difficulty of raising capital and the potential for increased costs due to regulatory changes, many pharmaceutical companies have recently cut costs, including canceling current clinical trials and not pursuing additional clinical trials. These changes in both the economic and regulatory environments directly affect our business, and, in the event we are unable to conduct necessary research and development activities, our ability to generate revenues could be hindered, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

h.
We are exposed to risks relating to currency exchanges.

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars and our Canadian dollar expenses may not be entirely offset by our Canadian dollar revenues. We also face foreign currency exposure on the translation of our non-U.S. dollar functional operations from their local currencies to the U.S. dollar. A 50% change in foreign currency exchange rates could have a material adverse effect on our consolidated results of operations or cash flows.

        As of December 31, 2008, we do not have any outstanding forward foreign exchange contracts to hedge against foreign currency risk.

i.
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

        As of December 31, 2008, we do not have any outstanding interest rate swap contracts to hedge against interest rate risk.

j.
Lack of liquidity in the market for auction rate securities has had and may continue to have an adverse impact on the fair value of such securities and our ability to liquidate such securities.

        Our marketable securities portfolio currently includes $26.8 million of principal invested in auction rate securities. These securities have long-term maturities for which the interest rates are reset through a Dutch auction, typically each month. These auctions historically had provided a liquid market for these securities. However, with the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions because the amount of securities submitted for sale has exceeded the amount of purchase orders. We have recorded an impairment charge of $8.6 million at December 31, 2008 (including $4.4 million reclassified from other comprehensive income), reflecting the portion of our auction rate securities that we have concluded has an other-than-temporary decline in fair value, and we have recorded an unrealized loss of $3.4 million in other comprehensive income, reflecting adjustments to our auction rate securities that we have concluded have a temporary decline in fair value.

        The credit and capital markets have seen significant deterioration in 2008, including the failure of a number of significant and established U.S. financial institutions. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional ratings downgrades on our auction rate securities, we may incur additional impairments to our investment portfolio, which could have a negative impact on our results of operations, financial condition and cash flows.

        If market liquidity does not return and we hold these securities until maturity, this may have a material adverse effect on our short-term cash position and could impact future expenditures and result in additional write downs on our auction rate securities, which will impact our profitability.

k.
Our securities are subject to price volatility.

        Stock market trading prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and such securities have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. For example, during the 12-month period ended December 31, 2008, the price of our Common Shares ranged from a low of $6.65 to a high of $14.90 on the New York Stock Exchange ("NYSE").

l.
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

m.
Rising insurance costs or our inability to obtain insurance could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        The cost of insurance, including insurance for directors and officers, workers' compensation, property, product liability and general liability insurance, may increase in future years. Such insurance may also become unavailable to us. For example, as a result of the recent settlements in a number of legal and regulatory proceedings, we will have exhausted our coverage under our Director and Officer liability insurance for claims reported in respect of our 2002-2004 policy period. Rising insurance costs or the inability to obtain insurance could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline. In response to increased costs, we may increase deductibles or decrease certain coverages to mitigate cost increases. These increases, and our increased risk due to increased deductibles and reduced coverages, could have a material adverse effect on our business, financial condition and results of operations.

n.
We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002 ("SOX"), and also to increased costs associated with complying with such laws.

        Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of SOX in the U.S. and Part XXIII.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act") and related rules and applicable stock exchange rules and regulations, may cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Although we are currently exempt from certain requirements under the U.S. securities laws and applicable U.S. stock exchange rules and regulations due to our status as a foreign private issuer, if our status changes, we may be subject to additional requirements, which may also cause us to incur such an increase in costs. Delays, or a failure to comply with any new laws, rules and regulations that apply to us, could result in enforcement actions, the assessment of other penalties and civil suits. New laws and regulations could make it more expensive for us under indemnities we provide to our officers and directors and could make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on the Board of Directors or as officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause our general and administrative costs to increase beyond what we currently have planned. We are continuing to evaluate and monitor developments with respect to these laws, rules and regulations, and we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

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

o.
We rely on third parties to provide us with services in connection with the execution of our business.

        We outsource a number of commercial functions to unaffiliated third parties. For example, as part of the U.S. commercialization of Zovirax®, we entered into a service agreement with Publicis Selling Solutions, Inc. ("PSS") to promote Zovirax® to physicians in the U.S. This transition of the Zovirax® promotional services from Sciele Pharma, Inc. ("Sciele") (our prior promoter of Zovirax® to U.S. physicians) to PSS may not be successful and we may encounter difficulties during the remainder of the transition process. Services provided by third parties as a part of outsourcing initiatives could be interrupted as a result of many factors, such as force majeure events or contract disputes, and any failure by these third parties to provide us with these services on a timely basis, or at all, could result in a disruption of our business.

p.
Our quorum requirement for shareholders' meetings is high and could impact our ability to convene shareholders' meetings and effect changes to our business and operations.

        Our by-laws currently provide that quorum for a meeting of our shareholders is 51% of our issued and outstanding Common Shares. Failure to achieve quorum for our shareholders' meetings may limit our ability to effect changes to our business and operations where shareholder authorization is required. Moreover, we may be required to incur additional costs and expense in order to apply to a court to have our shareholder quorum reduced or our corporate actions validated. This could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

II.    NATURE OF OUR INDUSTRY AND OUR BUSINESS

1.     Pharmaceutical Industry Risks

a.
The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

        The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change that could render certain of our products obsolete or uncompetitive. Many of our competitors are conducting research and development activities in therapeutic areas targeted by our products and our product development candidates. The introduction of competitive therapies as alternatives to our existing products may negatively impact our revenues from those products, and the introduction of products that directly compete with products in development could dramatically reduce the value of those development projects or chances of successfully commercializing those products, which could have a material adverse effect on our long-term financial success. For example, our Legacy Products (as defined below under Item 4.B, "Information on the Company — Business Overview — Priority Markets") face competition from conventional forms of drug delivery and from controlled release drug-delivery systems developed, or under development, by other companies.

        We compete with companies in North America and internationally, including major pharmaceutical and chemical companies, specialized contract research organizations, research-and-development firms, universities and other research institutions. Many of our competitors have greater financial resources and selling and marketing capabilities, greater experience in clinical testing and human clinical trials of pharmaceutical products and greater experience in obtaining FDA, TPD and other regulatory approvals than we do. In addition, some of our competitors may have lower development and manufacturing costs. Our competitors may succeed in developing technologies and products that are more effective or less expensive to produce or use than any that we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline. For more information on the effect of changes in the industry on our business, see Item 4.B, "Information on the Company — Business Overview — Transitioning Pharmaceutical Industry".

b.
We are subject to exposure relating to product liability claims.

        We face an inherent business risk of exposure to significant product liability and other claims in the event that the use of our products results, or is alleged to have resulted, in adverse effects. Furthermore, our products may cause, or may appear to have caused, adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to patients for some time. As our products are used more widely and in patients with varying medical conditions, the likelihood of an adverse drug reaction, unintended side effect or incidence of misuse may increase. Product liability claims, regardless of their merits or their ultimate outcomes, are costly, divert management's attention and may adversely affect our reputation and demand for our products and may result in significant damages.

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

c.
We may experience reductions in the levels of reimbursement for or acceptance of pharmaceutical products by governmental authorities, health maintenance organizations ("HMOs") or other third-party payors. Any such reductions could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Various governmental authorities and private health insurers and other organizations, such as HMOs, managed care organizations ("MCOs") and provincial formularies provide reimbursement to consumers for the cost of certain pharmaceutical products. Our ability to successfully commercialize our products and product candidates — even if FDA or TPD approval is obtained — and the demand for our products depend, in part, on the extent to which reimbursement is available from such third-party payors.

        Third-party payors are increasingly becoming less willing to reimburse for medications which offer primarily convenience to and greater compliance among patients (such as once-daily formulations) and are focusing more on products that offer clinically meaningful benefits. If we are not able to execute our New Strategic Focus, which we believe is designed to address this shift, it could have a material adverse effect on our business, financial condition and results of operations.

        Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed healthcare in the U.S., the growth of organizations such as HMOs and MCOs and legislative proposals to reform healthcare and government insurance programs, could significantly influence the purchase of pharmaceutical products, resulting in lower prices and/or a reduction in product demand. Such cost-containment measures and healthcare reform could affect our ability to sell our products at viable prices, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the U.S., Canada or foreign countries may not be available for some of our products. Any reimbursement granted may not be maintained, or limits on reimbursement available from third parties may reduce the demand for, or negatively affect the price of, those products. We are also unable to predict if additional legislation or regulation impacting the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business. Any reimbursement may be reduced in the future, perhaps to the point that market demand for our products declines. Such decline could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

        A number of legislative and regulatory proposals aimed at changing the healthcare system, and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. In addition, as a result of the focus on healthcare reform in connection with the new presidential administration in the U.S., there is risk that Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs or reductions in reimbursement levels, which may have an adverse impact on our business. While we cannot predict when or whether any of these proposals will be adopted, or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our business, financial condition and results of operations.

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

e.
An unfavourable audit result for our Contract Research Division business could result in an adverse effect on that business.

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

 Item 4. Information on the Company

A.    History and Development of the Company

        Biovail Corporation was formed under the Business Corporations Act (Ontario) on February 18, 2000, as a result of the amalgamation of TXM Corporation and Biovail Corporation International. Biovail Corporation was continued under the Canada Business Corporations Act (the "CBCA") effective June 29, 2005. For additional information with respect to material developments in our Company's business see Item 4.B, "— Business Overview — New Strategic Focus", below.

        Our principal executive office is located at 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, telephone (905) 286-3000. Our agent for service in the U.S. is CT Corporation System, located at 111 Eighth Avenue, New York, New York, 10011, telephone number (212) 590-9331.

        Descriptions of our principal capital expenditures and divestitures and descriptions of acquisitions of material assets are found in our MD&A and in the notes to our consolidated financial statements included elsewhere in this annual report.

B.    Business Overview

General Overview

        We are a specialty pharmaceutical company. Beginning in the early 1990s, we applied advanced drug-delivery technologies to improve the clinical effectiveness of medicines. Since that time, we have been engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. The primary markets for our products are the U.S. and Canada.

        Our business growth since the 1990s was driven by the development and large-scale manufacturing of pharmaceutical products incorporating our oral drug-delivery technologies. The application of these technologies to existing orally administered medications provided us, together with our partners, with the opportunity to extend product lifecycles through the development of novel formulations. Our successes in this regard include our products: Wellbutrin® XL, Ultram® ER and Cardizem® LA. While we continue to maintain a broad portfolio of proprietary drug-delivery technologies (including controlled release, enhanced and rapid absorption, taste masking and oral disintegration technologies), these technologies no longer represent our core business model.

        Over the last several years, there have been significant changes in the environment for oral controlled-release products, including increased sophistication and enhanced competition from manufacturers of generic drugs that compete with our products, an industry-wide slowdown in new drug approvals and increasing financial pressure on third-party reimbursement policies. This changing environment required us to reassess our core business model, which culminated in a comprehensive review in early 2008 of all aspects of our business, in an effort to identify and evaluate alternatives to enhance shareholder value. The result of that review was the development of our New Strategic Focus — one that targets the development of pharmaceuticals that address unmet medical needs in specialty central nervous system ("CNS") disorders such as epilepsy, Parkinson's disease and multiple sclerosis. We believe we are well-positioned for the shift in focus to specialty CNS, having regard to our strong balance sheet and our proven expertise in formulation, clinical development, regulatory affairs, manufacturing and marketing of prescription pharmaceutical products.

Transitioning Pharmaceutical Industry

Industry Overview

        IMS, a provider of information solutions to the pharmaceutical industries, including market intelligence and performance statistics, reports that the total U.S. prescription drug market was approximately $287.6 billion in 2008. The Canadian pharmaceutical market was valued by IMS at C$18.6 billion in 2008.

        The pharmaceutical industry, and the companies that comprise it, have experienced significant changes over the past several years. For example, based on IMS data, during the period 2009 to 2012, branded products with annual sales in excess of $68.9 billion will lose patent protection. In 2008, the loss of sales for branded products due to the introduction of generic competition is estimated to be $13.0 billion. To replace these revenues and reduce their dependence on internal development programs, large pharmaceutical companies often enter into strategic licensing arrangements with specialty pharmaceutical companies and/or augment their product pipelines by acquiring smaller pharmaceutical companies with development-stage pipeline programs and technologies. Large pharmaceutical companies also employ strategies to extend brand lifecycles and exclusivity periods and to establish product differentiation.

        In addition, factors such as increased enrollment in HMOs in the U.S., growth in managed care, an aging and more health-aware population, introduction of several major new drugs that bring significant therapeutic benefits, and increased use of new marketing approaches such as direct-to-patient advertising have forced many pharmaceutical companies to adjust their strategies. There has also been an industry-wide slowdown in the approval of new drugs, particularly those providing only advances in convenience and patient compliance. Furthermore, the pharmaceutical industry is subject to ongoing political pressure to contain the growth in spending on drugs and to expedite and facilitate bioequivalent (generic) competition to branded products. In the U.S., changes to Medicare prescription drug coverage have recently been implemented, and there are increasing financial pressures on the reimbursement policies of third-party payors, including incentives to pharmacies to substitute generics for branded products when available. Further, there is a risk that the new presidential administration in the U.S. could lead to further constraints on pharmaceutical pricing.

Transitioning of the Company's Business

        The environment described above, combined with the increasing technological sophistication of a number of generic pharmaceutical manufacturers, has reduced the average effective sales-exclusivity period for oral controlled-release products to only three to five years, down from the historic sales-exclusivity period of approximately five to seven years. This situation is exacerbated by the increasing number of generic manufacturers willing to launch their products "at risk" — a term used to describe a product launch that occurs prior to the final resolution of patent-infringement litigation. It is also becoming increasingly difficult to establish and defend intellectual property rights, particularly as they relate to reformulated or combination products.

        Our New Strategic Focus on specialty CNS was developed to address these challenges and to position Biovail for continued success in the new regulatory and market environment. By focusing our development and commercialization efforts on products that address unmet medical needs in specialty CNS disorders, we believe our products are likely to receive favourable formulary coverage, which will facilitate higher prescription volumes, favourable pricing and reimbursement acceptance and, consequently, higher revenues. By targeting new chemical entities ("NCEs") or new indications and/or geographies for existing products, we believe we may also enhance the intellectual-property protection for our products, potentially extending their life cycles beyond five years.

        Our New Strategic Focus provides us with an opportunity to leverage our existing technologies and capabilities, including formulation, clinical development, regulatory affairs, manufacturing and marketing, as well as other assets, such as our current product pipeline.

        With the adoption of our New Strategic Focus, our drug delivery technologies, while still important, are now no longer at the core of our business model. Our existing oral controlled-release products and our other commercial products provide and we expect will continue to provide us with a consistent source of revenue to support the investment in our New Strategic Focus. Our drug delivery technologies will remain and may allow for leveraging opportunities for future specialty CNS programs; however, our core business focus for the future will be unmet medical needs in specialty CNS disorders.

New Strategic Focus

Adoption of New Strategic Focus

        In January 2008, the Board of Directors established an independent committee of directors (the "Independent Committee") for the purpose of, among other things, considering strategic alternatives to enhance shareholder value. Following a review of a wide range of alternatives, the Independent Committee determined that the preferred course of action to enhance shareholder value was to explore operational strategies that would allow our Company to create sustainable growth and more effectively capitalize on our core capabilities. Under the Independent Committee's direction, and with financial advice from Morgan Stanley & Co. and management consultant support from a global consulting company with extensive experience in the pharmaceutical industry, we prepared the New Strategic Focus. The New Strategic Focus is based on leveraging existing capabilities in drug development and formulation for the development of products targeted towards specialty CNS disorders, with a core focus on neurological disorders.

        The New Strategic Focus was reviewed by the Independent Committee and then recommended for approval to the full Board of Directors. At its meeting in May 2008, the Board of Directors considered and unanimously approved the New Strategic Focus.

Specialty CNS Market Overview

        According to IMS, CNS disorders represent an approximately $70 billion market globally (approximately $45 billion in the U.S.), with growth expected to be in the low- to mid-double digits in many niche specialty CNS markets, such as those within the markets of Parkinson's disease and multiple sclerosis. Specialty CNS spans several sub-areas, including epilepsy, Parkinson's disease, Huntington's disease, amyotrophic lateral sclerosis (ALS, or Lou Gehrig's disease), Alzheimer's and multiple sclerosis, with a largely overlapping prescribing community, consisting primarily of neurologists. Since unmet medical needs are high within these markets, we believe financial pressures on reimbursement and reliance on third-party payors is less intense. Further, as many specialty CNS products target smaller patient populations, we believe competition from large multinational pharmaceutical companies may be less severe. Based on available industry data, the niche specialty CNS market also features a relatively small audience of experts and physicians, with approximately 30 highly-regarded opinion-leaders, 200 highly-regarded clinicians and local opinion influencers, 2,000 high-volume prescribers and 11,000 total prescribers. This allows for the deployment of a relatively small, specialized commercial sales organization, another objective of our New Strategic Focus.

Biovail and CNS

        We believe that the current state of the U.S. pharmaceutical market is a challenging one for small- to mid-sized pharmaceutical companies, and that our new business model may help us achieve our goals in this challenging environment. Our New Strategic Focus targets specialty CNS disorders where significant unmet medical needs exist. We believe that we are well-positioned to successfully capitalize on this opportunity, due in part to our unique expertise and successful track record in finding incremental value in existing drugs. We intend to capitalize on this expertise, together with our experience in clinical development, to build distinctive depth and expertise in targeted disease states and therapies in the specialty CNS therapeutic area of focus. Our long-term goal is to become the premiere pharmaceutical company in specialty CNS disorders and the partner of choice for biotechnology and emerging pharmaceutical companies with active development programs in this therapeutic area.

        In the long term, we believe we must create growth and long-term value by building and developing our specialty CNS pipeline, and establishing more efficient commercialization pathways through which to bring products to market, including through the development or acquisition of our own specialty sales force.

        We have already made significant progress in developing our specialty CNS pipeline, having acquired North American license rights to our first specialty CNS product, tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada), in September 2008. Xenazine® is approved in the U.S. for the treatment of chorea associated with Huntington's disease and Nitoman® is approved in Canada to treat a broader range of hyperkinetic movement disorders. As described in more detail below, Xenazine® is the first and only FDA-approved treatment for any Huntington's disease-related symptom and became commercially available to U.S. specialist physicians in November 2008 through our marketing partner, Ovation. See "— Acquisitions of Businesses" below.

Development Strategy for Specialty CNS

Product Origination and Business Development

        Our product origination strategy is designed to position us as a partner of choice in a market characterized by numerous small- and mid-sized specialty CNS originator companies. Our product origination strategy to enhance our product pipeline will include efforts to in-license or acquire specialty CNS compounds in late-stage development, with a particular interest in orphan drug categories and other specialty therapies targeting smaller patient and specialty physician populations, typically designed for fast-track regulatory review and offering the prospect of better pricing, favourable reimbursement and longer exclusivity. Our business development efforts within specialty CNS cover broad geographies and include public, private, academic and government sources.

        We are targeting the in-licensing or acquisition of four to five specialty CNS products through 2012. More specifically, we are targeting products with expected peak annual revenues of $100 million to $300 million and with at least five years of market exclusivity, where we believe competition from large pharmaceutical companies may be more limited. We are actively pursuing the in-licensing or acquisition of a number of product opportunities and are in varying stages of negotiations with a number of pharmaceutical companies with development-stage and/or commercial products in these markets. As described above, the acquisition of Xenazine®/Nitoman® significantly accelerates our timeline for the realization of revenues from in-licensed or acquired specialty CNS products.

        In contrast to our former reformulation-focused business model, we will look to in-license or acquire NCEs. To mitigate the risk profile associated with NCEs, we will focus our business development efforts on (a) late-stage (Phase II or Phase III) development compounds, (b) products that are approved in other countries, but not in the U.S. or Canada, and (c) medical compounds that are already FDA approved, but can be repurposed in a new indication in an economically viable way. We may also selectively, on an opportunistic basis, pursue earlier-stage opportunities that address unmet medical needs in specialty CNS disorders. Our goal is to build a robust and sustainable pipeline of products at varying stages of development that will allow us to support sustainable revenue growth.

        Whenever an opportunity is identified, we will apply rigorous financial and scientific analysis prior to making an investment decision. We also intend to pursue opportunities in adjacent therapeutic areas, such as in supportive care indications (for example, fatigue associated with multiple sclerosis). Where appropriate, we will continue to apply our drug-delivery and formulation capabilities, prioritizing opportunities to enhance in-licensed or acquired specialty CNS products. We may pursue traditional reformulation opportunities, but we will do so selectively, and only if those opportunities meet stringent financial and commercialization requirements. Our current pipeline includes a number of products that fit into this category, including BVF-045 and BVF-324 (described below).

Research and Development

        We are targeting an R&D investment of $600 million from 2008 to 2012, which, in addition to primary R&D, includes in-licensing and milestone payments, but excludes acquisition costs (such as those incurred in connection with the acquisition of Prestwick Pharmaceuticals Inc. ("Prestwick")). We believe this budget is sufficient to in-license or acquire four to five specialty CNS products in late-stage development by 2012.

        In addition to our efforts to build a robust pipeline of specialty CNS opportunities, we continue to work on the development of a number of pipeline products that originated from our prior business model. These include BVF-045, a combination product incorporating Aplenzin™ (bupropion hydrobromide) and an undisclosed selective serotonin reuptake inhibitor (an "SSRI"). By combining two different classes of anti-depressants, BVF-045 provides a single-tablet option for depression that targets all three neurotransmitters believed to play a role in the disease. We are pursuing a development partner to share the risks and costs associated with the clinical development of BVF-045. Another of our pipeline programs is BVF-324, an undisclosed product for the treatment of a prevalent sexual dysfunction. We currently anticipate initiating Phase III studies for BVF-324 in Europe in mid-2009 and are seeking a commercialization partner for the European market.

        With respect to generic pharmaceuticals, our R&D efforts have focused on difficult-to-manufacture products, where competition is more limited (relative to immediate-release products) and, consequently, commercial pricing and gross margins are potentially higher. In 2008, we submitted three abbreviated new drug applications ("ANDAs") to the FDA for generic formulations of Effexor® XR (extended-release venlafaxine tablets), Tricor® (fenofibrate tablets) and Seroquel® XR (extended-release quetiapine tablets). We do not currently have any other ANDA programs in our development pipeline. We intend to selectively add such programs only if strict financial and commercialization criteria are met.

        In 2008, our R&D expenses for internal research and development programs were $69.8 million, a 31% decrease as compared to our R&D expenses in 2007. This decrease is a result of the reorientation of our product-development efforts, and the subsequent termination of several pipeline programs, following the adoption of our New Strategic Focus. In 2006 and 2007, during which time we pursued a number of reformulation-type opportunities, our R&D expenses for internal research and development programs were $77.8 million and $100.6 million, respectively. Until we in-license or acquire new specialty CNS products, or initiate Phase III programs for BVF-324, we expect our quarterly R&D expenses to track below historical levels, reflecting reduced project spending and the closure of our R&D facility in Ireland.

Strengthened In-House Specialty CNS Expertise

        In connection with our New Strategic Focus, we have taken steps to significantly strengthen our scientific team and build upon our significant existing expertise in CNS disorders. In November 2008, we appointed a new Chief Scientific Officer, Dr. H. Christian Fibiger. Dr. Fibiger, a Fellow of the American College of Neuropsychopharmacology, was previously Chief Scientific Officer of MedGenesis Therapeutix Inc., a privately held biopharmaceutical company based in Victoria, British Columbia. From 2003 to 2007, Dr. Fibiger served as Vice-President and Global Therapeutic Area Head of Neuroscience for Amgen Inc. Prior to that, for five years he served as Vice-President of Neuroscience Discovery Research and Clinical Investigation at Eli Lilly & Co. From 1972 to 1998 Dr. Fibiger was Professor and Head of the Division of Neurological Sciences and Chair of the University Graduate Program in Neuroscience at the University of British Columbia.

        Dr. Fibiger has received numerous honors for his research contributions, including the Clark Institute Prize in Psychiatry, the Heinz Lehmann Award of the Canadian College of Neuropsychopharmacology, the Killam Research Prize, the Gold Medal in Health Sciences from the Science Council of British Columbia and the Tanenbaum Distinguished Scientist Award in Schizophrenia Research. Dr. Fibiger received his Ph.D. in Psychopharmacology from Princeton, has authored or co-authored over 400 publications and has made numerous contributions to neuroscience research.

        Dr. Fibiger will be responsible for overseeing the development of our product pipeline. He will also oversee the establishment of a new Scientific Advisory Board, which will provide guidance and input on our pipeline selection and development efforts.

        We also appointed Dr. Robert Butz as Vice-President, Medical and Scientific Affairs in June 2008. Dr. Butz brings over 30 years of experience in the pharmaceutical industry and has been instrumental in the development of numerous CNS programs. Before joining Biovail, Dr. Butz was employed by MDS Pharma Services, initially as Vice-President Global Regulatory Affairs and then as Vice-President & General Manager of that company's Development & Regulatory business. Prior to that, Dr. Butz's biotech career included positions as Co-Founder, President and Chief Operating Officer of Polymerix Corporation; Co-Founder, President and Chief Executive Officer of Copernicus Therapeutics; President and Chief Operating Officer of Sensus Drug Development Corporation; and Vice-President Development of Amylin Pharmaceuticals. Before that, Dr. Butz served as the first Vice-President Clinical Operations, and as Vice-President Strategic Business Research at Quintiles Transnational Corporation. Prior to that, Dr. Butz spent 11 years in basic and clinical research and development positions at Burroughs Wellcome & Co.

        Dr. Butz belongs to the American Society of Clinical Pharmacology and Therapeutics and the American Society of Pharmacology and Experimental Therapeutics and, before joining Biovail, chaired the Ethics and Clinical Practice Committee of the Association of Clinical Research Organizations. Dr. Butz also belongs to the Regulatory Affairs Professionals Society, the American Association of Pharmaceutical Scientists, and the Drug Information Association, where he has served on the Steering Committees for the Americas and for Biotechnology. Dr. Butz received an A.B. in Biology from Kenyon College, a Ph.D. in Pharmacology from Duke University, and holds nine U.S. patents in drug delivery and bioanalytical technology.

        In August 2008, we further strengthened our in-house CNS expertise with the appointment of Dr. Neil M. Sussman as Vice-President, Neurologic and Psychiatric Development of Biovail Technologies, Ltd. ("BTL"). Prior to joining Biovail, Dr. Sussman was President of NMS Neuro Consulting, specializing in therapeutic areas such as dementia, mania, neuroprotection, multiple sclerosis and Parkinson's disease. Before that, Dr. Sussman was Senior Director, CNS Clinical Research of Kyowa Pharmaceutical, overseeing development-stage products in Parkinson's disease. Earlier in his career, Dr. Sussman held positions of increasing responsibly at Marion Merrell Dow; Abbott Laboratories, where he served as Venture Head, Neurotherapeutics; Bristol-Myers Squibb's CNS Clinical Research division; and Forest Laboratories, Inc. ("Forest"), as Director, CNS Clinical Development, where he was involved in the development of escitalopram (Lexapro). He also spent four years as Director, Medical Affairs with PRA International, a global clinical research organization.

        Dr. Sussman received his medical training at New York Medical College and completed his Neurology Residency at Thomas Jefferson University in Philadelphia. His post-graduate training includes Fellowships in Neurology, and Epilepsy and Electroencephalography. He is certified by the American Board of Psychiatry and Neurology, and was on the faculty of the Department of Neurology at the University of Pennsylvania, Medical College of Pennsylvania and Yale University School of Medicine, and he is a Fellow in the American Academy of Neurology. Dr. Sussman has co-authored over 30 peer-reviewed original papers in the area of CNS disorders.

Clinical, Medical and Regulatory Affairs

        We are implementing our New Strategic Focus using carefully designed strategies relating to clinical, medical and regulatory affairs. In this regard, our experienced in-house specialty CNS experts in clinical research and medical affairs are working to further enhance peer relationships with opinion leaders, on designing critical clinical trials, and in support of sourcing activities and due diligence. We will continue to rely heavily on contract research organizations for clinical trial execution, but it is anticipated that in-house clinical research expertise will be important to oversee matters such as physician recruitment and site selection.

Specialty Sales Force

        As part of our New Strategic Focus, at the appropriate time, we intend to build or acquire our own specialty sales force, which will promote our products directly to U.S. specialist physicians. Beyond allowing us to maintain a greater share of the economics of our product portfolio, an in-house sales force will provide strategic flexibility with respect to commercialization. At present, we are dependent on commercial partners to promote our products in the U.S.

Competitive Strengths

        The pharmaceutical industry is highly competitive. Through the 1990s, our broad portfolio of drug-delivery capabilities — among the broadest in the industry — provided us with the flexibility to pursue a wider range of opportunities in reformulating drugs relative to our peers. In recent years, however, as our competitors have become increasingly sophisticated, our capabilities are no longer as unique as they once were. With our New Strategic Focus, our drug-delivery technologies are now no longer at the core of our business model, but rather remain a valuable drug development resource that may be leveraged in future specialty CNS programs.

        As we implement our New Strategic Focus, we are leveraging a number of core strengths, including our strong balance sheet, which is supported by the cash flows generated by our existing commercial products; our in-house specialty CNS expertise, which has been recently bolstered by the additions of Dr. Christian Fibiger, Dr. Robert Butz and Dr. Neil Sussman; our strong track record of success in regulatory affairs and clinical development, with over 25 drugs approved and/or commercialized in North America; our manufacturing network, capable of large-scale commercial production, which allows us to maintain, where desired, control of the supply chain of our products and to realize a higher proportion of our products' economics; and our demonstrated ability to effectively market pharmaceuticals in Canada through our Biovail Pharmaceuticals Canada ("BPC") sales force.

        We have capabilities in many aspects of the drug-development process, including formulation and development of oral drugs, clinical testing, regulatory affairs, manufacturing, marketing (in Canada) and distribution. This integrated approach results in operational synergies, increased flexibility and enhanced cost efficiencies.

        Given the current global financial environment (including the economic downturn and the significantly more limited access to credit), we are seeing numerous and unique opportunities to in-license or acquire specialty CNS products and companies that might otherwise not be available to us. Many of the products we are screening belong to firms that are funded by venture capitalists or other private investors who are no longer willing and/or able to continue to provide financing. Many of these companies are development-stage companies that are not yet profitable and, in some cases, are facing the prospect of running out of cash prior to the completion of their product-development plans. Accordingly, these companies are more eager to discuss product-licensing or acquisition arrangements than they would have been only a year ago. We believe that companies that are financially strong, like Biovail, are well positioned to succeed in this environment.

Infrastructure and Cost Rationalization Strategy

        As previously noted, the New Strategic Focus was unanimously approved by the Board of Directors. In support of the implementation of our New Strategic Focus, we have also undertaken other activities that are intended to promote efficiency in our new business model, to significantly reduce our cost structure to better align expenses with current projected revenues and to free up capital that can be deployed in support of our new specialty CNS focus.

Cost Reductions

        In support of the implementation of our New Strategic Focus, we have undertaken the following infrastructure and cost rationalization actions:

  1.
  Consolidation of manufacturing resources through the closure of our two Puerto Rico manufacturing facilities and the transfer of certain manufacturing and packaging processes to our Steinbach, Manitoba facility. This component of the plan is intended to improve operating efficiency, reduce infrastructure costs and increase available capital. The ongoing process to wind down operations at our two Puerto Rico manufacturing facilities remains on schedule, and we anticipate that the facilities will be fully closed in 2010. We have begun the sale process relating to both of these facilities (See "— Property, Plants and Equipment — Manufacturing Facilities" below).

  2.
  Consolidation of our pharmaceutical sciences resources through the closure of our R&D facility in Dublin, Ireland and the consolidation of internal research and development program management at our facility in Chantilly, Virginia. This consolidation has reduced overhead and ongoing infrastructure costs. The closure is complete and all affected employees have been separated. We have initiated the sale process and currently expect to complete a sale transaction for the Ireland facility by 2010 (See "— Property, Plants and Equipment — Other Facilities" below). We expect that the closure of our R&D facility in Dublin along with the closure of our two Puerto Rico manufacturing facilities described above, will result in a reduction in total head count of approximately 300 employees or approximately 20% of our total workforce.

  3.
  Rationalization of general and administrative expenses by reducing legal expenses relating to legacy litigation and regulatory issues for the period from 2001 to March 2004. In furtherance of this plan, since December 2007, we have settled six legacy litigation/regulatory matters: (a) the SEC complaint in connection with our accounting and financial disclosure practices for the period of 2001 to March 2004; (b) the U.S. Attorney's Office investigation regarding the 2003 promotional and marketing activities surrounding the commercial launch at Cardizem® LA; (c) the securities class action lawsuit in the U.S. relating to statements made by the Company and certain former officers and directors between February 7, 2003 and March 2, 2004; (d) the Canadian securities class action lawsuit in respect of similar issues alleged in the U.S. class action; (e) the litigation with former Banc of America Securities LLC ("BAS") analyst Jerry H. Treppel; and (f) the investigation by the OSC related to specific accounting and financial disclosure practices that occurred between 2001 and March 2004.

        We expect that the closure of our Puerto Rico and Ireland facilities and the implementation of other operating-efficiency initiatives, will result in total charges of approximately $80 million to $100 million, of which $72.8 million has been recognized in 2008 with the remainder to be recognized over future quarters (of which $20 million to $40 million is expected to comprise the cash component). We anticipate that these efficiency initiatives, once fully implemented, will result in annual savings of between $30 million to $40 million.

Sale of Non-Core Assets

        We are also in the process of divesting and monetizing certain non-core assets, and we continue to target approximately $100 million in total proceeds from this action. Through the end of 2008, we have realized approximately $25.4 million of this goal, including through the sale of our interest in Financiere Verdi, formerly Ethypharm, and a portion of our equity stake in Depomed Inc. We are also pursuing the sale/divestiture and/or monetization of other assets including our manufacturing facilities in Puerto Rico, our R&D facility in Ireland and our corporate headquarters in Mississauga, Ontario. For additional details, see Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis — Recent Developments — Disposal of Non-Core Assets" and "Operating and Financial Review and Prospects — Management's Discussion and Analysis — Recent Developments — Restructuring".

Priority Markets

        The primary markets for our products are the U.S. and Canada. According to IMS, the U.S. is the world's largest pharmaceutical market with total prescription spending of approximately $287.6 billion in 2008. While our business focus is primarily to develop products for the U.S. and Canadian markets, we have pursued opportunities to more fully exploit the commercial potential of our products by having them launched in new geographic markets through strategic marketing partners with expertise in their local markets.

        The following table summarizes our revenues by category of activity and geographic market for each of the last three fiscal years (all amounts expressed in thousands of U.S. dollars):

	2008				2007				2006
	Product Sales	R&D	Royalty and Other	Total	Product Sales	R&D	Royalty and Other	Total	Product Sales	R&D	Royalty and Other	Total
Canada	77,153	11,508	291	88,952	68,811	5,946	294	75,051	82,513	7,344	63	89,920
United States and Puerto Rico	637,395	12,848	6,247	656,490	732,235	15,656	7,593	755,484	938,765	11,739	15,708	966,212
Other countries	—	—	11,736	11,736	—	2,227	10,056	12,283	—	2,510	9,080	11,590

	714,548	24,356	18,274	757,178	801,046	23,829	17,943	842,818	1,021,278	21,593	24,851	1,067,722

        Within the U.S. and Canadian markets, our commercial portfolio includes antiviral products and products that address cardiovascular disease, CNS disorders and pain management.

Cardiovascular Disease

        Our current portfolio of commercial products includes a number of cardiovascular products, for the treatment of hypertension, angina, congestive heart failure and acute myocardial infarction. Our U.S. commercial portfolio of cardiovascular therapeutic products includes Cardizem® LA (promoted by Kos Pharmaceuticals, Inc. ("Kos")) (hypertension/angina), Cardizem® CD (hypertension/angina), Tiazac® (hypertension/angina), Vasotec® (hypertension/congestive heart failure), Vaseretic® (hypertension/congestive heart failure), Isordil® (angina), and a number of generic pharmaceutical products. In Canada, our cardiovascular products include Cardizem® CD (hypertension/angina), Tiazac® XC (hypertension), Monocor® (hypertension) and Retavase® (acute myocardial infarction).

CNS Disorders

        We also have a number of products that address CNS disorders. Our U.S. commercial portfolio in these markets includes Wellbutrin XL® (depression), Aplenzin™ (depression), Ativan® (anxiety) and Xenazine® (Huntington's chorea). In Canada, our CNS products include Wellbutrin® SR (depression), Wellbutrin® XL (depression), Zyban® (smoking cessation) and Nitoman® (hyperkinetic movement disorders, including Huntington's chorea).

Pain

        We also have a presence in the U.S. pain market through Ultram® ER, a once-daily formulation of tramadol hydrochloride developed by us and marketed by PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc. (formerly Ortho-McNeil, Inc.). Ultram® ER (chronic pain), which is indicated for moderate to moderately severe chronic pain, is the first extended-release tramadol product available in the U.S. market. In Canada, we market our extended-release tramadol under the brand name Ralivia™ (chronic pain of moderate to severe intensity).

Other

        Our commercial portfolio also includes antiviral products that target the herpes market. Zovirax® Ointment (genital herpes) and Zovirax® Cream (herpes labialis/cold sores) are topical antiviral products indicated for genital herpes and cold sores, respectively. Through October 2008, Sciele Pharma, Inc. ("Sciele") promoted this product line to U.S. physicians, but beginning in January 2009, Publicis Selling Solutions, Inc. ("PSS"), a contract sales organization, built a dedicated sales force that began promoting the product line. Within the topical herpes market, Zovirax® held a 74.3% share at the end of 2008. Oral therapeutic products for herpes represent the vast majority of the herpes market, with sales of $2.1 billion in 2008.

        We also have a presence in generic pharmaceutical products in the U.S., an industry valued at $64 billion in 2008, a 7% increase relative to 2007.

        We also own the U.S. rights to a number of branded pharmaceutical products that are not actively promoted, which we refer to as "Legacy Products". These are described further below.

Current Product Portfolio and Product Revenues

        The following table summarizes our product revenues by category for the fiscal years of 2008 and 2007:

	Revenues ($000)			% of Product Revenues
			Change %
Product / Product Line	2008	2007		2008		2007
Wellbutrin XL® (U.S. and European markets)	120,745	212,325	(43)	17		27
Ultram® ER	81,875	86,714	(6)	11		11
Zovirax®	150,613	147,120	2	21		18
Cardizem® LA	48,002	69,300	(31)	7		9
BPC (1)	70,580	61,889	14	10		8
Legacy Products	154,206	136,855	13	22		17
Generic Products	83,246	86,843	(4)	12		11
Glumetza® (U.S. market)	1,545	—	NM	—		—
Xenazine® / Nitoman® (2)	3,736	—	NM	1		—

Total Product Revenues	714,548	801,046	(11)	100	(3)	100	(3)

NM: not meaningful.

(1)
Effective December 1, 2008, BPC assumed the marketing and distribution of Nitoman®.

(2)
Includes Nitoman® sales made prior to December 1, 2008.

(3)
Percentages do not add up to 100 due to rounding.

        Each of these categories and the products or product lines they include are described in more detail below:

Xenazine® (tetrabenazine)

        Approved by the FDA in August 2008, Xenazine® is indicated for the treatment of chorea associated with Huntington's disease. Huntington's disease is a rare, inherited neurological disorder that is passed from parent to child through a gene mutation. The disease causes a degeneration of specific brain cells that most frequently leads to problems associated with loss of motor control, psychiatric and behavioral symptoms, and cognitive impairment. Chorea is the most visible and perhaps the most disabling of the symptoms faced by people with Huntington's disease. Xenazine® is marketed to U.S. specialist physicians by Ovation's 48-member sales force. Pursuant to a supply-and-distribution agreement, we supply Xenazine® tablets to Ovation for a price based on a variable percentage of the product's annual net sales. For net sales up to $125 million, our supply price will be equal to 72% of net sales. Beyond $125 million, our supply price will be equal to 65% of net sales. At both tiers, we will pay a supply price equal to 50% of net sales to Cambridge. On November 24, 2008, we announced the U.S. commercial availability of Xenazine®.

Wellbutrin® XL (bupropion hydrochloride extended release tablets)

        Launched in the U.S. in September 2003 by GSK, Wellbutrin® XL, an extended-release formulation of bupropion indicated as first-line therapy for the treatment of depression in adults, was well received by U.S. physicians. Pursuant to our manufacturing and supply agreement with GSK, we are entitled to a tiered supply price based on GSK's net sales of Wellbutrin® XL.

        To date, GSK has opted not to launch an authorized generic version ("Authorized Generic") of Wellbutrin® XL. Pursuant to the February 2007 settlement agreement with a number of generic manufacturers, an Authorized Generic version of each strength of Wellbutrin® XL tablets could not be launched for a period of six months following the introduction of the first generic formulation. These six-month periods have expired. Should GSK decide to launch an Authorized Generic in the future, we would be the exclusive manufacturer of the product and would receive fixed contractual supply prices, which are substantially lower than the tiered supply price we receive on sales of Wellbutrin® XL brand product.

        In February 2006, GSK announced that it had submitted applications for regulatory approval of the product in several European markets. In January 2007, GSK announced the first European approval for Wellbutrin® XR in the Netherlands for the treatment of adult patients with major depressive episodes. Since then, Wellbutrin® XR has been launched in a number of other countries, including Austria, Belgium, Estonia, Germany, Greece, Iceland, Italy, Lithuania, Malta, Norway, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden, Switzerland and South Korea. We manufacture and supply Wellbutrin® XR to GSK at fixed contractual supply prices, which are substantially lower than the tiered supply price we receive on sales of Wellbutrin XL® in the U.S.

Ultram® ER (tramadol hydrochloride extended-release tablets)

        Launched in the U.S. in February 2006 by OMI (now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.), a Johnson & Johnson company, Ultram® ER is an extended-release formulation of tramadol hydrochloride indicated for the management of moderate to moderately severe chronic pain in adults who require around-the-clock treatment of their pain for an extended period of time. According to IMS, over 26 million prescriptions were dispensed for tramadol-based medicines in the U.S. in 2008. Ultram® ER captured 4.8% of all tramadol-based prescriptions in the U.S. in 2008. In January 2009, a second once-daily formulation of tramadol was approved for sale in the U.S. We expect that this product will be launched in the second quarter of 2009.

        In November 2005, we entered into a 10-year supply agreement with OMI for the distribution of our extended release formulation of tramadol in the U.S. and Puerto Rico. Pursuant to the agreement, we are entitled to a supply price based on OMI's net selling price for Ultram® ER. In 2007 and 2008, our supply price was 37.5% of OMI's net selling price for Ultram® ER. In 2009, our supply price is 35% of Ultram® ER's net selling price.

        In January 2008, we announced an exclusive supply agreement with Janssen Pharmaceutica NV ("Janssen") for the marketing and distribution of our once-daily, extended-release formulation of tramadol in Central and Eastern Europe, Middle East and Latin America. Under the terms of this agreement, which has a 10-year term, we will manufacture and supply once-daily extended-release tramadol hydrochloride tablets in dosage strengths of 100 mg, 200 mg and 300 mg to Janssen at contractually determined prices.

Zovirax® Ointment/Zovirax® Cream (acyclovir)

        Zovirax® Ointment is a topical formulation of a synthetic nucleoside analogue which is active against herpes viruses. Each gram of Zovirax® Ointment contains 50 mg of acyclovir in a polyethylene glycol base. This product is indicated for the management of initial genital herpes and in limited non-life threatening mucocutaneous herpes simplex infections in immuno-compromised patients. Zovirax® Ointment was originally launched in 1982 by Burroughs Wellcome and although it was not promoted by Glaxo Wellcome, and subsequently GSK, since 1997, Zovirax® Ointment remains the market leader with approximately a 47.0% share of total prescriptions in the U.S. for topical anti-herpes products in 2008.

        Zovirax® Cream was approved by the FDA in December 2002 and launched by BTA in July 2003. Zovirax® Cream is a topical antiviral medication used for the treatment of herpes labialis (cold sores). According to IMS, Zovirax® Cream held a 27.4% share of the total prescriptions in the U.S. for topical anti-herpes products at the end of 2008.

        From December 2006 to October 2008, Sciele provided us with detailing and sampling support in the U.S. for Zovirax® Ointment and Zovirax® Cream pursuant to an exclusive promotional services agreement which provided for certain revenue-based payments to Sciele. In October 2008, we terminated our agreement with Sciele as a result of the acquisition of Sciele by Shionogi & Co. in accordance with the change-of-control provisions in the agreement. In January 2009, PSS, a contract sales organization ("CSO") resumed detailing of Zovirax® to U.S. physicians under Biovail's management of the brand. By switching to a CSO, we will retain a greater share of Zovirax®'s economics, as we do not have a revenue-sharing provision in our agreement with PSS.

Cardizem® LA (diltiazem)

        Cardizem® branded products have been leading calcium-channel blockers ("CCBs") for more than 20 years. In 2008, the U.S. CCBs market was valued at $2.1 billion, of which once-daily diltiazem products represented $523 million. These once-daily products generated 15 million prescriptions in the U.S. in 2008, of which 11.1 million were written for all Cardizem® products, representing a market of $416 million, including generics.

        In April 2003, we launched Cardizem® LA through the Biovail Pharmaceuticals Inc. sales force. Cardizem® LA is a graded, extended-release formulation of diltiazem hydrochloride that provides 24-hour blood pressure control with a single daily dose and offers physicians a flexible dosing range from 120 mg to 540 mg. Cardizem® LA is the only diltiazem product labelled to allow administration in either the morning or evening. With evening administration, clinical trials have shown Cardizem® LA improves reduction in blood pressure in the early morning hours, which is when patients are at the greatest risk of significant cardiovascular events, such as heart attack, stroke and death. We have arranged to have Kos (a subsidiary of Abbott) promote Cardizem® LA in the U.S. and, pursuant to our arrangement with Kos, we manufacture, supply and sell Cardizem® LA to Kos for prices based on Kos' net selling price.

        Pursuant to a settlement agreement between us and Watson Pharmaceuticals, Inc. relating to a consolidated civil action in the U.S., a generic version of Cardizem® LA can be marketed commencing April 2009 (See " — Legal Proceedings — Intellectual Property" below).

Biovail Pharmaceuticals Canada

        BPC is our Canadian marketing and sales division. The following products are promoted and/or distributed by BPC:

Tiazac®/Tiazac® XC (diltiazem)

        Tiazac® is a CCB used in the treatment of hypertension and angina. Tiazac® is a once-daily formulation of diltiazem that delivers smooth blood pressure control over a 24-hour period. As a non-dihydropyridine CCB, Tiazac® provides specific renal protective benefits as well as blood pressure reduction, which is particularly important for diabetic hypertensive patients. At December 2008, Tiazac® and Tiazac® XC held a 21.8% share of the once-daily diltiazem market (measured as a percentage of total prescriptions for once-daily diltiazem products). In August 2004, we received TPD approval for Tiazac® XC for the treatment of hypertension and, in July 2007, we received TPD approval for Tiazac® XC for the treatment of angina. Tiazac® XC is a novel formulation of diltiazem taken at bedtime and specifically formulated to provide peak drug-plasma levels during the early morning hours when cardiac events are most likely to occur. In January 2005, the BPC sales force launched Tiazac® XC to Canadian physicians. Tiazac® XC is listed on all provincial formularies. Our generic version of Tiazac® is distributed in Canada by Novopharm, a subsidiary of Teva.

Wellbutrin® XL (extended-release bupropion hydrochloride)

        In February 2005, we submitted a supplemental new drug submission ("sNDS") to the TPD for Wellbutrin® XL, a once-daily formulation of bupropion developed by us. The submission received TPD approval in January 2006. Wellbutrin® XL was formally launched in April 2006 by the BPC sales force. By December 2008, Wellbutrin® XL had captured 51.7% share of the Canadian bupropion market (measured as a percentage of total prescriptions for bupropion products). In February 2008, Wellbutrin® XL received TPD approval for a new indication for the prevention of seasonal major depressive illness.

Wellbutrin® SR (bupropion)/Zyban® (bupropion hydrochloride)

        We acquired the Canadian rights to Wellbutrin® SR and Zyban® from GSK in December 2002. Wellbutrin® SR (sustained-release bupropion) is indicated as a first-line therapy for the treatment of depression. Wellbutrin® SR's anti-depressant activity appears to be mediated by noradrenergic and dopaminergic mechanisms that differentiate it from SSRIs and other known anti-depressant agents. In addition to anti-depressant efficacy, Wellbutrin® SR has a low propensity to cause sexual dysfunction, a common side effect of some other anti-depressant therapies. Zyban®, the same chemical entity as Wellbutrin® SR, is indicated as an aid to smoking cessation treatment. In 2003, GSK Canada marketed Wellbutrin® SR and Zyban® in Canada under contract for BPC, as our detailing efforts were focused on Celexa® pursuant to a co-promotion agreement with H. Lundbeck A/S. With the termination of the Celexa® agreement at the end of 2003, BPC assumed full responsibility for Wellbutrin® SR on January 1, 2004. Generic competition for Wellbutrin® SR in Canada commenced in 2005. Zyban® is marketed through non-sales force mediated, direct marketing activities.

Monocor® (bisoprolol fumarate)

        Monocor® is a cardio selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. Monocor® first faced generic competition in July 2003.

Retavase® (reteplase recombinant)

        Retavase®, which was originally licensed from Centocor Inc., is a tissue plasminogen activator used in thrombolytic therapy. The medication is administered to patients immediately after the incidence of acute myocardial infarction ("AMI" or heart attack) and acts to clear arterial blockage. The fibrolytic market has been relatively flat since 2001 averaging about C$45 million each year over the past 8 years. Limited promotion and limited therapeutic window for use of fibrolytics results in the market size being relatively stable.

Glumetza® (extended-release metformin hydrochloride)

        Glumetza® is a once-daily formulation of metformin, indicated for the control of hyperglycemia in adult patients with type 2 (non-insulin dependent, mature onset) diabetes, as an adjunct to dietary management, exercise, and weight reduction, or when insulin therapy is not appropriate. Glumetza® (500 mg and 1,000 mg) received TPD approval in May 2005, and the 500 mg tablet was formally launched by the BPC sales force in Canada in November 2005. Glumetza® is the first and only once-daily metformin formulation available in Canada. A second application for a once-daily formulation of Glumetza® 1,000 mg tablets was filed with the TPD in February 2007 and received a NOC in October 2007. The BPC sales force formally launched Glumetza® 1,000 mg tablets to Canadian physicians in January 2008.

Ralivia™ (extended-release tramadol hydrochloride)

        A New Drug Submission ("NDS") for our once-daily formulation of tramadol hydrochloride, comprising 100 mg, 200 mg and 300 mg tablets, was accepted for review in November 2006, and received TPD approval in August 2007. In November 2007, the BPC sales force launched Ralivia® to Canadian physicians. Ralivia®, which competes with two other once-daily tramadol formulations in Canada, is indicated for the management of pain of moderate severity in patients who require continuous treatment for several days or more. In April 2008 BPC filed a sNDS for the broader indication of treatment of moderate to moderately severe pain. Approval for the broader indication was received in July 2008. Ralivia® is produced using our proprietary Smartcoat™ technology, which provides 24-hour delivery for more constant plasma concentration and clinical effects with less peak-to-trough fluctuation. Ralivia™ is identical to Ultram® ER, which was launched in the U.S. and Puerto Rico in February 2006 by PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.

Nitoman® (tetrabenazine)

        Through the acquisition of Prestwick, we now have commercial responsibility for Nitoman® (tetrabenazine tablets). Nitoman® was approved by the TPD in 1995. It is indicated for the treatment of hyperkinetic movement disorders such as Huntington's chorea, Hemiballismus, Senile Chorea, Tic and Gilles de la Tourette Syndrome and Tardive Dyskinesia. In connection with our acquisition of Prestwick, we acquired three sales people and one sales manager who detail the product to physicians across Canada. Nitoman® is now marketed to Canadian physicians through the BPC sales force. Pursuant to the license agreement with Cambridge, the worldwide license holder for tetrabenazine, we pay Cambridge a supply price that ranges from 50% to 67% based on Nitoman®'s net sales.

Legacy Products

        This category includes products that we distribute in the U.S., but do not actively promote. In general, these are products that have been genericized and generate revenue streams that are relatively stable as a result of small and predictable declines in prescription volumes, offset by increases in pricing. The products in this reporting category are Cardizem® CD, Ativan®, Tiazac®, Vasotec®, Vaseretic® and Isordil®. Despite the availability of generic competitors, these products continue to generate significant cash flow.

Cardizem® CD (diltiazem)

        Cardizem® branded products have been leading medications in the CCB category of cardiovascular drugs for more than 20 years. sanofi-aventis Inc. ("sanofi-aventis") supplies Cardizem® to us.

Ativan® (lorazepam)

        Ativan® is benzodiazepine lorazepam, indicated for the management of anxiety disorders or for the short-term relief of anxiety or anxiety associated with symptoms of depression. We acquired U.S. marketing rights to Ativan® from Wyeth Pharmaceuticals Inc. ("Wyeth") in June 2003. Wyeth provided us with Ativan® until 2007. Since August 2007, Meda Manufacturing GmbH ("Meda") has supplied us with Ativan® tablets for the U.S. market. Ativan® (lorazepam) generated 25.8 million prescriptions in the U.S. during 2008.

Tiazac® (diltiazem)

        Tiazac® belongs to the CCB class of drugs, used in the treatment of hypertension and angina. In 1995, Forest acquired the right to market Tiazac® in the U.S. The formal product launch took place in February 1996. We act as the exclusive manufacturer of the product and receive a contractually determined supply price and a royalty payment from Forest on net sales of Tiazac®. Upon the onset of generic competition for Tiazac® in the U.S. in April 2003, we launched a competing Authorized Generic version through Forest under a variable supply price arrangement, following which Forest ceased promotional support for branded Tiazac®. Forest now distributes a Tiazac® Authorized Generic manufactured by us.

Vasotec® (enalapril maleate) / Vaseretic® (enalapril maleate/hydrochlorothiazide)

        Vasotec® and Vaseretic® have been highly recognized in the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction for nearly 20 years. Enalapril is a pro-drug; following oral administration, it is bio-activated by hydrolysis of the ethyl ester to enalaprilat, which is the active angiotensin converting enzyme ("ACE") inhibitor. Vasotec® is the maleate salt of enalapril. Vaseretic® combines Vasotec® and a diuretic, hydrochlorothiazide. The product is also indicated for the treatment of hypertension. Vasotec® (branded and generic) is one of the most widely prescribed ACE inhibitors. Vasotec® lost its market exclusivity in August 2000 and its prescription volumes have since been eroded by generic competition. Nevertheless, in 2008, there were 13.1 million prescriptions written for enalapril maleate in the U.S. Merck supplies this product to us pursuant to a supply agreement that was recently extended to December 2009.

Isordil® (isosorbide dinitrate)

        Isordil® (isosorbide dinitrate), a coronary vasodilator, is indicated for the prophylaxis of ischemic heart pain associated with coronary insufficiency (angina pectoris). Isordil® dilates the blood vessels by relaxing the muscles in their walls. Oxygen flow improves as the vessels relax, and chest pain subsides. Isordil® helps to increase the amount of exercise that may occur prior to the onset of chest pain, and can help relieve chest pain that has already started, or prevent pain expected from a strenuous activity, such as walking up a hill or climbing stairs. We acquired U.S. marketing rights to Isordil® from Wyeth in June 2003. We purchase Isordil® tablets from Meda pursuant to a supply agreement.

Generic Products

        Our generic product portfolio is currently comprised of products that are distributed in the U.S. for us by Teva and an Authorized Generic formulation of Tiazac® which is distributed in the U.S. by Forest. In 2008, the products distributed by Teva included bioequivalent formulations of Cardizem® CD, Adalat® CC, Procardia® XL, Tiazac®, Voltaren® XR and Trental®. Generic Tiazac® was introduced in Canada in January 2006 and is distributed by Novopharm, a subsidiary of Teva, in Canada.

        Our portfolio of generic formulations of branded controlled release products, such as Cardizem® CD, Adalat® CC and Procardia® XL, represents technically challenging products to formulate. These technological barriers may limit the number of generic versions of the products. This competitive landscape allows for some pricing flexibility, and may mitigate, to some extent, the price discounting that can often reach 90% in the generic pharmaceuticals industry. However, in 2007, a number of new competitor products became available, which resulted in a significant decline in our revenues relating to these products. This volatility somewhat decreased in 2008 as Teva's market share in the various product categories stabilized.

Glumetza® (U.S. Market)

        Glumetza® is a once-daily formulation of metformin indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus. Glumetza® 500 mg and 1,000 mg were approved by the FDA in June 2005. Pursuant to an agreement with Depomed we manufacture and supply the 1,000 mg tablet to Depomed. In the U.S., Santarus, Inc. promotes Glumetza® to U.S. physicians for Depomed. Glumetza® competes against several other metformin products, including a number of generic formulations, in the oral diabetes market.

        For additional information with respect to these products, see "Management's Discussion and Analysis — Results of Operations — Product Sales".

Product Development Pipeline

        We currently have development efforts ongoing for novel formulations of existing products that we believe may provide clinically meaningful benefits to patients. These include BVF-045, a combination product incorporating Aplenzin™ (bupropion hydrobromide) and an undisclosed selective serotonin reuptake inhibitor, or SSRI. By combining two different classes of anti-depressants, BVF-045 provides a single-tablet option for depression that targets all three neurotransmitters believed to play a role in the disease. We are pursuing a development partner to share the risks and costs associated with the clinical development of BVF-045.

        Another of our pipeline programs is BVF-324, an undisclosed product for the treatment of a prevalent sexual dysfunction. We currently anticipate initiating Phase III studies for BVF-324 in Europe in mid-2009 and are seeking a commercialization partner for the European market.

        In addition, in 2008 we submitted three abbreviated new drug applications to the FDA for approval. These include a generic formulation of 145 mg and 48 mg tablets of fenofibrate (marketed in the U.S. under the Tricor® brand name). We believe we are the first-to-file on the 48 mg strength, which generated revenues of approximately $73 million in the twelve months ended December 31, 2008, according to IMS; and second on the 145 mg strength, which generated revenues of approximately $1.5 billion over the same period. In addition, in December 2008 we announced the FDA's acceptance of our ANDA filing for 200 mg, 300 mg and 400 mg strengths of quetiapine fumarate extended-release tablets (sold under the brand name Seroquel® XR by AstraZeneca Pharmaceuticals LP). Seroquel® XR is an atypical antipsychotic agent indicated for the treatment of schizophrenia and bipolar disorder. The product is available in 150 mg, 200 mg, 300 mg and 400 mg strengths. According to IMS, Seroquel® XR generated U.S. revenues of approximately $200 million in the twelve-month period ended December 31, 2008.

        Our new product development efforts are subject to the process and regulatory requirements of the TPD (in Canada) and the FDA (in the U.S.). The following is a chart that describes certain of our active and disclosed pipeline projects.

Product	Indication
ANDA Products
BVF-065 (extended-release venlafaxine tablets — generic formulation of Effexor® XR)	Depression
BVF-203 (fenofibrate tablets — generic formulation of Tricor®)	Cardiovascular disease
BVF-058 (extended-release quetiapine tablets — generic formulation of Seroquel® XR)	CNS disorders
Branded Products
BVF-045 (Bupropion Combination)	Depression
BVF-324 (undisclosed)	Sexual dysfunction

Drug Delivery Technology

        Although no longer the core focus of our development efforts, we have numerous proprietary drug-delivery technologies that we have used to develop controlled-release, enhanced/modified absorption and rapid-dissolve products. These technologies have enabled us to develop both branded and generic pharmaceutical products.

        Oral controlled release technologies permit the development of specialized oral delivery systems that improve the absorption and utilization of drugs by the human body. These systems offer a number of advantages, in particular allowing the patient to take only one or two doses of the drug per day. This makes controlled release drug products ideally suited for the treatment of chronic conditions.

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

        The following describes some of our proprietary technologies:

Technology	Description
Dimatrix	Diffusion-controlled matrix technology for water soluble drugs.
Macrocap	Immediate release beads for first order or zero order release.
Consurf	Zero order drug delivery system for hydrophilic and hydrophobic drugs.
Multipart	Tablet carrier for the delivery of controlled release beads that preserves the integrity and release properties of the beads.
FlashDose™	ODTs technology for sustained release ODTs, rapid-onset ODTs, enhanced absorption ODTs, combination ODTs and taste-masking ODTs.
Shearform™	Used to produce carrier materials used to produce rapid dissolve formulations.
Smartcoat™	Allows for the manufacturing of very high potency controlled release tablets, allowing for smaller-sized tablets while controlling the release over a 24-hour period.
Smartcoat™ AQ	Aqueous-based, proprietary version of Smartcoat™.
Chronotabs	Made of Multipart or Smartcoat™ tablets particularly adapted to the science of treating diseases that follow the body's circadian rhythms.
Zero Order Release Systems ("ZORS™")	Technology used to develop zero order kinetic systems, based on a proprietary controlled release matrix coating.
CEFORM™	Technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. CEFORM™ can be used to formulate drugs that are generally thermally unstable and can be formulated for controlled release, enhanced absorption, delayed release, rapid absorption or taste masking.

Manufacturing

        We regard our manufacturing assets as an integral component of our success. While we currently operate three pharmaceutical manufacturing facilities, our plant in Steinbach, Manitoba is our principal manufacturing facility and we are in the process of closing our two Puerto Rico facilities (Dorado and Carolina). Certain of the Puerto Rico manufacturing activities will be transferred to our Steinbach, Manitoba facility in 2009 and 2010 (See "— Property, Plants and Equipment — Manufacturing Facilities" below).

        Through these facilities, we manufacture branded products that are commercialized by our partners, including Wellbutrin® XL, Ultram® ER and Cardizem® LA, and several other branded products that are distributed by BTA and BPC. We also manufacture generic products that are distributed by Teva and Forest in the U.S. and by Novopharm Limited ("Novopharm"), a subsidiary of Teva, in Canada.

        We maintain on-site quality control and experienced manufacturing supervision at these three sites so that manufacturing, packaging and shipping activities are undertaken in compliance with GMP requirements. Efforts are undertaken to maintain equipment parts or replacements so that they can be readily available to avoid any interruptions in supply where possible. All of these facilities meet FDA-mandated and TPD-mandated GMP and have been audited recently.

Raw Materials

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

Marketing and Commercialization

        Given the vast differences between the two markets, we employ different marketing and commercialization strategies in Canada and the U.S. In Canada, we commercialize our products directly through BPC's 100-member sales force, which effectively targets a broad audience of physicians across the country. In the U.S. and other global markets, since the elimination of our U.S. specialty sales force in December 2006, our products are marketed through strategic alliances with commercial partners that have established sales and marketing infrastructures in those regions. As we progress with our New Strategic Focus, we plan to deploy appropriate commercial resources in targeted U.S. areas.

United States

        Throughout our history, we have entered into a number of supply-and-distribution arrangements for the U.S. market with several respected pharmaceutical companies, including GSK, Johnson & Johnson, Forest, Teva, Kos and, most recently, sanofi-aventis. As described further below under "— Acquisition of Businesses", on September 16, 2008 we acquired Prestwick, which held the Canadian and U.S. licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada). In November 2008, Xenazine® tablets became commercially available throughout the U.S. under an exclusive supply-and-marketing agreement entered into between Prestwick and Ovation prior to our acquisition of Prestwick.

        In the U.S., our subsidiary, BTA distributes a number of branded products for which there is no longer market exclusivity. These Legacy Products include the well-known brands Cardizem® CD, Ativan®, Vaseretic®, Vasotec® and Isordil®. These products represent non-core assets that are not actively promoted by us, but remain well respected by the medical community. Due to the availability of several competing generic formulations, their prescription volumes are declining at fairly predictable rates.

Canada

        In Canada, where the market dynamics are much different than in the U.S., we have maintained a direct-selling commercial presence through BPC that successfully targets both specialist and high-prescribing primary-care physicians. Through its 12-year history, BPC has established itself as a leading, independent pharmaceutical marketing-and-sales operation in the Canadian market. In 2006, BPC expanded its sales force to 97 representatives to support a number of new product launches. In 2008, that number was increased to 100 through the integration of Prestwick's Canadian operations. BPC's therapeutic focus lies in cardiovascular disease, pain management and depression markets valued at C$2.3 billion, C$944 million, and C$838 million, respectively. BPC currently promotes a well-respected portfolio of products to approximately 11,000 physicians across Canada. Products include Tiazac® XC, Wellbutrin® XL, Glumetza®, and more recently Nitoman® and Ralivia® — our once-daily formulation of tramadol, which was launched to Canadian physicians in November 2007. During 2008, the Tiazac® franchise (Tiazac® and Tiazac® XC) was BPC's leading product line, representing approximately 40.5% of our total Canadian product revenues. We believe BPC is an important asset and we intend to continue to leverage our Canadian commercialization infrastructure to support our physician-targeted focus. We are also pursuing a number of product-marketing opportunities and acquisitions that have a strategic fit to further grow BPC's commercial operations.

Other Countries

        While our business focus is primarily to develop products for the U.S. and Canadian markets, we have pursued opportunities to more fully exploit the commercial potential of our products by having them launched in new geographic markets by strategic marketing partners with expertise in their local markets. For example, in 2007 and 2008, GSK launched Wellbutrin® XR (the brand name that GSK is using in a number of countries for our once-daily formulation of bupropion HCl) in several European countries for the treatment of adult patients with major depressive episodes. In addition, in January 2008, we announced an exclusive 10-year supply agreement with Janssen, a division of Johnson & Johnson, for the marketing and distribution of our once-daily, extended-release formulation of tramadol in 86 countries in Central and Eastern Europe, the Middle East and Latin America.

Patents and Proprietary Rights

        We protect the proprietary nature of our technology through a combination of patents, trade secrets, know-how and other methods. We have not routinely sought patents on our controlled-release technologies themselves because the filing of certain patents may provide competitors and potential competitors with information relating to proprietary technology, which may enable such competitors to exploit information related to such technology that is not within the confines of the protection of the patent. However, we usually do seek patent protection for novel products arising from our development efforts, to thereby provide intellectual property rights and associated market protection.

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

Significant Customers

        The following table identifies external customers that accounted for 10% or more of our total revenue during the years ended December 31, 2006, 2007 and 2008:

	Percentage of Total Revenue
	2008%	2007%	2006%
McKesson Corporation	22	20	12
GSK	16	25	42
Cardinal Health, Inc.	16	10	6
Teva	11	11	12
OMI (now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.)	11	10	5

Other Revenue

        Beyond the development, manufacture and distribution of pharmaceutical products described above, we also provide research, development and clinical contract research services to third parties, as described further below. In 2008, the provision of these services generated revenues of $24.4 million, compared with $23.8 million in 2007. We also generate revenues related to the sale of a number of our controlled-release products by third parties. We have also, in the past, generated revenue by promoting and/or co-promoting products on behalf of third parties. In 2008, these efforts resulted in revenues of $18.3 million, compared with $17.9 million in 2007.

Contract Research Division

        Our CRD provides pharmaceutical companies with a broad range of early phase and clinical-research services. This involves conducting pharmacokinetic studies, along with bioanalytical laboratory testing to establish a drug's bioavailability or its bioequivalence to another drug moiety. Clinical studies are reviewed by an independent ethics review board that assures that all studies are conducted in an ethical and safe manner, without compromising the safety or well-being of the human subjects participating in these studies. As well, all clinical studies are designed and conducted in accordance with strict guidelines regulated under the FDA in the U.S., the TPD in Canada and the European Medicines Agency ("EMEA") in Europe, and executed under Good Laboratory Practices and Good Clinical Practices.

        Operating as an independent business unit in Toronto, Ontario, CRD is located in a 39,500-square-foot stand-alone facility owned by us, and a 13,200-square-foot leased facility. These facilities house six study clinics (including a 12-bed, Phase I first-in-man unit) with a total capacity of 186 beds, as well as a Medical Recruiting and Subject Screening Unit and Bioanalytical Laboratory.

        Our Bioanalytical Laboratory maintains the latest technology in mass spectrometry and liquid chromatography supported by a fully validated Laboratory Information Management System. The Bioanalytical Laboratory continues to add to its inventory of over 175 developed and validated methods. CRD's biopharmaceutics services group provides scientific support to our operational departments by providing pharmacokinetic, statistical, medical writing, data management and regulatory services.

        To date, CRD has designed and conducted in excess of 3,250 early phase clinical trials on more than 400 different chemical entities. The therapeutic areas in which studies have been completed include cardiovascular, anti-infectives, anti-allergy, psychiatric, neurological, urological, endocrine, gastrointestinal, dermatological, analgesic, anti-convulsant, anti-inflammatory, anti-neoplastic and bronchodialator.

        CRD maintains a database in excess of 97,500 adult male and female volunteers for potential study enrolment as well as an inventory of patient and specialty populations, including post-menopausal, renal-impaired, hepatic-impaired and elderly patients. CRD has it own independent quality assurance department to assure that the operations of CRD are subject to full compliance with the rules and regulations of the FDA, TPD and other comparable foreign regulatory bodies. The regulations applicable to the CRD activity may change as regulatory bodies identify new areas of necessary focus, or issues related to product or patient safety.

        In prior years, we were CRD's primary customer, and having preferred access to CRD's services served as a competitive advantage. However, in 2008, as we shifted our focus away from reformulation programs, our activity level dropped significantly at CRD. The division continues to aggressively pursue new external customers, as it is unlikely our requirements of CRD will revert to prior levels.

Regulation

        The R&D, manufacture and marketing of controlled release pharmaceuticals are subject to regulation by U.S., Canadian and foreign health authorities. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products.

U.S. Regulation

New Drug Application ("NDA")

        We are required by the FDA to comply with regulations governing our products prior to commencement of marketing by us or by our commercial partners. New chemical products and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA requirements. These requirements include: (a) preclinical laboratory and animal toxicology tests; (b) submission in certain cases of an IND, and its required acceptance by the FDA before human clinical trials can commence; (c) adequate and well-controlled replicate human clinical trials to establish the safety and efficacy of a drug for its intended indication; (d) the submission of an NDA to the FDA; and (e) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities.

        Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of a product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Additionally, an independent Institutional Review Board ("IRB") at each medical site proposing to conduct the clinical trials must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA's concerns before clinical trials can begin. Preclinical tests and studies can take several years to complete, and there is no guarantee that an IND we submit based on such tests and studies will become effective within any specific time period, or if at all.

        Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators that are experienced in conducting studies under "Good Clinical Practice" guidelines. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an IRB prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, first-in-man, the initial introduction of the product into healthy human subjects, the compound is tested for absorption, safety, tolerability, metabolic interaction, distribution and excretion. Phase II involves studies in a limited patient population with the disease to be treated to (a) determine the preliminary or potential effectiveness of the product for specific targeted indications; (b) determine optimal dosage; and (c) identify possible adverse effects and safety risks. If Phase II evaluations demonstrate that a pharmaceutical product is potentially effective, has acceptable data to show an appropriate clinical dose and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports to the FDA and IRBs on the clinical investigations are required. We, as a sponsor of the study, the IRB or the FDA may suspend clinical trials at any time if any such party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies, toxicology studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing of a pharmaceutical product.

        The above-described NDA requirements are predicated on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. However, for those NDAs containing some data which the applicant neither owns nor has a right-of-reference, the FDA's ability to grant approval is limited when there are exclusivity periods or infringed patent rights that are accorded to others. These NDAs are governed by 21 U.S.C. § 355(b)(1), also known as Section 505(b)(1) of the U.S. Food, Drug and Cosmetic Act (the "FD&C Act") (referred to as "505(b)(1) NDAs").

Abbreviated New Drug Application ("ANDA")

        In certain cases, where the objective is to develop a generic (bioequivalent formulation) of an approved product already on the market, an ANDA is required. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy, and instead, requires the submission of bioequivalence data, which is a demonstration that the generic drug produces the statistically equivalent blood levels of active ingredient in the body as its brand-name counterpart. It is mandatory that the generic products have a comparable rate and extent of absorption as measured by plasma drug levels as a function of time. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug may include changes in: (a) route of administration; (b) dosage form; (c) strength; and (d) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any changes from Listed Drugs which are not authorized by statute. The information in a suitability petition must demonstrate that the change may be adequately evaluated for approval without data from investigations to show the product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced R&D costs associated with bringing a product to market, potentially shorter review and approval periods and potentially quicker time to market. The disadvantages include the lack of market exclusivity unless the ANDA is the first substantially complete file to challenge innovator patents (see "— Patent Certification and Exclusivity Issues" below).

505(b)(2) Application Process

        In certain cases, pharmaceutical companies may submit an application for marketing approval of a drug product under Section 505(b)(2) of the FD&C Act (referred to as "505(b)(2) NDAs"). This mechanism essentially relies upon the same FDA conclusions that would support the approval of an ANDA available to an applicant who develops a modification of a Listed Drug that is not supported by a suitability petition. Relative to more extensive regulatory requirements for full 505(b)(1) NDAs, the Section 505(b)(2) regulations permit applicants to forego costly and time-consuming drug development studies by relying on the FDA's finding of safety and efficacy for a previously approved drug product. Under some circumstances, the extent of the reliance on the approved drug product approaches that which is permitted under the generic drug approval provisions. This approach is intended to encourage innovation in drug development without requiring duplicative studies to demonstrate what is already known about a drug while protecting the patent and exclusivity rights for the approved drug. If clinical efficacy trials are required for approval, the 505(b)(2) NDAs product is generally entitled to three years of market exclusivity following approval.

Patent Certification and Exclusivity Issues

        When submitting ANDAs and 505(b)(2) NDAs, a company must include certifications with respect to any patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and the patent information has been submitted to the FDA and listed in the FDA's "Orange Book", the FDA may be required to delay approval of the ANDAs or 505(b)(2) NDAs until the patents expire. If the applicant believes it will not infringe the patents or that the patents are invalid, it can make a patent certification to the owners of the patents and the holder of the original NDA approval for the drug product for which a generic drug approval is being sought. This may result in patent infringement litigation which could delay the FDA approval of the ANDA or 505(b)(2) NDA for up to 30 months. If the drug product covered by an ANDA or 505(b)(2) NDA were to be found by a court to infringe another company's patents, approval of the ANDA or 505(b)(2) NDAs could be delayed until the infringed patents expire.

        Under the FD&C Act, the first filer of an ANDA with a certification of patent non-infringement or invalidity is generally entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product after the 180-day exclusivity period expires. However, the first filer may be deemed to have forfeited its 180-day exclusivity period if, for example, it has not started marketing its generic product within certain time frames.

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

        The FD&C Act contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. In the case of pioneer drugs, exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA or 505(b)(2) NDAs may be delayed or, in certain cases, an ANDA or 505(b)(2) NDA may not be submitted until the exclusivity period expires. Five-year exclusivity periods are granted to the first approval of a new chemical entity. Three-year exclusivity periods may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to an exclusivity period, but only with respect to that indication or dosage strength. In the case of pioneer drugs, exclusivity periods only offer protection against a competitor entering the market via the ANDA and 505(b)(2) NDA routes, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FD&C Act.

Other Issues That May Arise Prior to Approval

        Satisfaction of FDA requirements typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing, or prevent marketing altogether. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

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

Issues Pertaining to Post-marketing Compliance

        After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse experiences, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in manufacturing processes or facilities, product labeling, or other areas require FDA review and approval. Failure to comply with FDA regulatory requirements may result in enforcement action by the FDA, including product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. Nonetheless, we cannot be certain that we, or our present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on our business.

        The FDA's policies may change, and additional government regulations may be enacted that could delay, limit, or prevent marketing approval of our products or affect our ability to manufacture, market, or distribute our products after approval. Moreover, increased attention to the containment of healthcare costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. Our failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for our future products could diminish any revenues we may be able to generate. Our ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payors. U.S. government and other third-party payors increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

        Our activities also may be subject to state laws and regulations that affect our ability to develop and sell our products. We are also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on our business.

        The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA requirements, which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the internet. The FDA has very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a Warning Letter directing a company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecutions. Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA's fee schedule, effective on October 1, 2008 for the fiscal year 2009, the user fee for an application requiring clinical data, such as a NDA, is $1,247,200, and $623,600 for an application not requiring clinical data or a supplement requiring clinical data. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($71,520), and an annual establishment fee ($425,600) on facilities used to manufacture prescription drugs and biologics. We are not at the stage of development with our products where we are subject to these fees, but they are significant expenditures that we expect to incur in the future and will need to be paid at the time of application submission to FDA.

Canadian Regulation

        The requirements to sell pharmaceutical drugs in Canada are substantially similar to those in the U.S., which are described above, with the exception of the 505(b)(2) NDAs and 180-day marketing exclusivity period for a first filer of an ANDA under the FD&C Act in the U.S.

Clinical Trial Application

        Before conducting clinical trials of a new drug in Canada, a Clinical Trial Application ("CTA") must be submitted to the TPD. Applications for Phase I trials include information about the proposed trial and the new drug as well as information on any previously executed clinical trials with the new drug. Phase II and III applications also include information on the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 30 days of receiving the application, the TPD does not notify the applicant that its application is unsatisfactory, the applicant may proceed with clinical trials of the drug (although the TPD targets to review applications to conduct Phase I trials within 7 days). The phases of clinical trials are the same as those described above under "U.S. Regulation — New Drug Application".

New Drug Submission ("NDS")

        Before selling or advertising a new drug in Canada, the applicant must submit an NDS or sNDS to the TPD and receive a Notice of Compliance ("NOC") from the TPD to sell the drug. The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug and the specifications for each of those ingredients, the plant and equipment to be used in manufacturing, preparation and packaging the new drug, the methods of manufacturing, preparation and packaging the new drug, the controls applicable to these operations, the tests to be applied to control the potency, purity, stability and safety of the new drug, pharmacology data and the results of non-clinical, biopharmaceutics, clinical trials, as appropriate, the intended indications for which the new drug may be prescribed, all representations to be made for the promotion of the new drug including route of administration, proposed dosage, claims, contra-indications and side effects, the effectiveness and safety of the new drug when used as intended and draft labels to be used. The TPD reviews the NDS or sNDS. If the submission meets the requirements of Canada's Food and Drugs Act (the "F&D Act") and regulations, the TPD will issue an NOC for the new drug.

        The TPD may deny approval or may require additional information or testing of a proposed new drug if applicable regulatory criteria are not met. Product approvals may be suspended if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Contravention of the F&D Act and regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

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

        The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee, exclusive licensee or a person who has obtained the consent of the owner of the patent (the "First Person") has filed a list of its Canadian patents covering that medicine with the Minister of Health. Generic competitors that are interested in marketing generic versions of medicines against which certain patents have been listed must first provide proof that their product will not infringe the listed patents in question. In order to do this, the generic competitor must serve a notice of allegation pursuant to the regulations ("Notice of Allegation") in which it outlines the reasons that its product will not infringe the listed patents, or assert that the listed patents are invalid. At that point, the First Person can commence a legal proceeding to obtain an order of prohibition directed to the Minister of Health prohibiting him or her from issuing an NOC to the generic competitor that has served a Notice of Allegation. The Minister of Health may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the allegation of non-infringement and/or invalidity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company's proposed manufacture, use or sale of a product that could potentially prohibit a generic competitor's proposed commercialization of a drug compound.

        The regulations under the F&D Act also contain non-patent exclusivity provisions that offer additional protection to innovative drug products. The current regulations prohibit the Minister of Health from issuing an NOC to a manufacturer that makes a direct or indirect comparison to an "innovative drug" until at least eight years have passed from issuance of the innovator's NOC for the innovative drug. This eight-year Canadian period is extended by a further six months in the case of drugs that have been the subject of clinical trials designed and conducted for the purpose of increasing the knowledge of the behaviour of the drug in pediatric populations. "Innovative drug" is defined as "a drug that contains a medicinal ingredient not previously approved in a drug by the Minister of Health and that is not a variation of a previously approved medicinal ingredient such as a salt, ester, enantiomer, solvate or polymorph". Additionally, the regulations have introduced, with a limited exception for the export of certain drugs to Africa, a six-year "no filing" period with respect to an NDS, sNDS, ANDS or sANDS within the eight-year term of data protection. The six-year and eight-year prohibitions do not apply where the innovator consents to the earlier filing by the second manufacturer of an application for an NOC or to the issuance of an NOC to the second manufacturer, as the case may be. This data protection will only apply where the innovative drug has received an NOC and is marketed in Canada. A register of innovative drugs has been created, listing for each such drug the dates on which the six-year, eight-year and, where applicable, the pediatric extension periods will expire.

        Certain provincial regulatory authorities in Canada have the ability to determine whether and which consumers of a drug sold within such province will be reimbursed by a provincial government health plan. A determination that a drug is reimbursable in a particular province results in the listing of that drug on the relevant provincial formulary. The listing or non-listing of a drug on a provincial formulary may affect the price of the drug within that province and the volume of the drug sold within that province.

Additional Regulatory Considerations

        Sales of our products by our commercial partners outside the U.S. and Canada are subject to local regulatory requirements governing the testing, registration and marketing of pharmaceutical products, which vary widely from country to country.

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

        In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal laws, including requirements regarding occupational safety, controlled substances, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations governing the pharmaceutical industry. We believe that we are in compliance in all material respects with such regulations as are currently in effect.

Taxation

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in Barbados, a country with low domestic tax rates. Dividends from such after-tax business income are received tax-free in Canada. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of our income to a rate possibly exceeding the statutory income tax rate of Canada or the U.S. We conduct transfer pricing studies to support the pricing of transactions between the various entities in our structure. Our income tax reporting is subject to audit by domestic and foreign tax authorities.

Acquisitions of Businesses

        On September 16, 2008, in connection with our New Strategic Focus, we acquired 100% of Prestwick, a privately held U.S.-based pharmaceutical company, for a total net cash purchase price of approximately $101.9 million. Prestwick holds the U.S. and Canadian licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada). Prestwick acquired those licensing rights from Cambridge, the worldwide license holder of tetrabenazine. The acquisition of Prestwick also provided us with other early-stage products, including Lisuride Sub Q (advanced Parkinson's disease), Lisuride Patch (Parkinson's disease) and D-Serine (Schizophrenia). We currently do not anticipate continuing the development of these products.

        On August 15, 2008, an NDA for Xenazine® received FDA approval for the treatment of chorea associated with Huntington's disease. Xenazine® has been granted Orphan Drug designation by the FDA, which provides this product with seven years of market exclusivity in the U.S. from the date of approval. Xenazine® is the first and only FDA-approved treatment for any Huntington's disease-related symptom and is the first commercial product stemming from our New Strategic Focus — one that targets unmet medical needs in specialty CNS markets. Upon approval of Xenazine® the FDA determined that a Risk Evaluation and Mitigation Strategy ("REMS") was necessary to ensure that the benefits of the drug outweigh the risks of depression and suicide, to promote the informed prescribing and proper titration and dosing of Xenazine®, and to minimize the risk of drug-drug interactions. Also as part of the program associated with the REMS, our marketing partner Ovation has begun the process of educating physicians, pharmacists, patients and their caregivers about the safe and effective use of the drug.

        In November 2008, Xenazine® tablets became commercially available throughout the U.S. under an exclusive supply-and-marketing agreement entered into between Prestwick and Ovation prior to our acquisition of Prestwick. Ovation paid Prestwick $50 million for the exclusive rights to market and distribute Xenazine® in the U.S. for an initial term of 15 years. We will supply Xenazine® product to Ovation for a price based on a variable percentage of Ovation's annual net sales of the product. For annual net sales up to $125 million, our supply price will be equal to 72% of net sales. Beyond $125 million, our supply price will be equal to 65% of net sales. At both tiers, we will acquire Xenazine® product from Cambridge for an amount equal to 50% of Ovation's net sales. In addition, Prestwick held options to develop future related products with Ovation for the U.S. market in conjunction with Cambridge. Xenazine® is distributed throughout the U.S. via a specialty pharmacy network. Distribution of Xenazine® by Ovation is designed to both help streamline prescription fulfillment, as well as to provide specialized assistance to healthcare professionals, patients and caregivers, including addressing questions about the appropriate use of Xenazine®.

Competition

        We compete with companies in North America and internationally, including major pharmaceutical and chemical companies, specialized contract research organizations, research-and-development firms, universities and other research institutions.

Seasonality of Business

        Our results of operations have not been materially impacted by seasonality.

Employees

        As of December 31, 2008, we employ 1,368 employees and 21 temporary employees who are hired on a contract basis. None of these employees is represented by a collective bargaining agreement.

Geographic Areas

        See Note 31 of the Consolidated Financial Statements, "Segment Information", in Item 18, "Financial Statements".

        A significant portion of our revenue and income is earned in Barbados, which has low domestic tax rates. See Item 3D, "Risk Factors — Income Tax — Our effective tax rates may increase".

Availability of Information

        The Company's Internet address is www.biovail.com. Our annual report on Form 20-F is available, without charge, on our website, as soon as reasonably practicable after it is filed electronically with the SEC. Copies are also available, without charge, and requests for such copies should be directed to us at the following address: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone (905) 286-3000; by facsimile (905) 286-3050; or by email to ir@biovail.com. References to our website addressed in this report are provided as a convenience and do not constitute, nor should be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered a part of this report.

C.    Organizational Structure

        At December 31, 2008, each of the subsidiaries listed below either represents at least 10% of our total assets, or sales and operating revenues on a consolidated basis, or are entities through which we conduct our business.

Company	Jurisdiction of Incorporation	Nature of Business	Group Share %	Address
Biovail Laboratories International SRL	Barbados	Strategic planning and management of intellectual property, manufacture, sale, development, licensing of pharmaceutical products	100	Welches, Christ Church, Barbados
Biovail Americas Corp.	Delaware	Holding company	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Insurance Incorporated	Barbados	Captive insurance company	100	Welches, Christ Church, Barbados
Biovail Distribution Corporation	Delaware	Distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey
BTA Pharmaceuticals, Inc.	Delaware	Distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey
Biovail Technologies Ltd.	Delaware	Contract development of pharmaceutical products	100	3701 Concorde Parkway, Chantilly, Virginia 20151

D.    Property, Plants and Equipment

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

        We have owned our Steinbach, Manitoba facility since 1992. In 2006, we completed a $31 million expansion at that facility which increased total capacity to 250,000 square feet, providing additional manufacturing capacity and capability. Among the products manufactured in Steinbach in 2008 were Wellbutrin® XL, Ultram® ER, Cardizem® LA, and Tiazac® XC.

        The Dorado, Puerto Rico facility totals 145,000 square feet. This facility is set up to support the manufacture of controlled release and FlashDose® products and houses the packaging operations for Tiazac®, Wellbutrin® XL, Ultram® ER, Vasotec®, Vaseretic®, Cardizem®, Ativan® and Isordil® products for the U.S. market. We have owned the Dorado manufacturing facility since January 2001, and subsequently upgraded it to accommodate our process and packaging requirements. Packaging operations at this facility commenced in January 2003.

        The Carolina, Puerto Rico facilities total 35,000 square feet, including a 25,000 square-foot owned manufacturing facility and a 10,000 square-foot leased warehouse space. This plant is specially constructed for the high volume production of controlled release beads.

        In May 2008, in connection with our New Strategic Focus, we announced our intention to close our Puerto Rico manufacturing facilities, and transfer certain manufacturing processes to our Steinbach, Manitoba facility, over a period of 18 to 24 months. We believe the closure of the Puerto Rico facilities will reduce our cost infrastructure and improve the capacity utilization of our manufacturing operations. The ongoing process to wind down operations at our two Puerto Rico manufacturing facilities remains on schedule, and we anticipate that the facilities will be closed in 2010. We have begun the sale process relating to both of these facilities. We do not anticipate any impact to our existing revenue base due to the closure of the two Puerto Rico manufacturing facilities.

Other Facilities

        Our corporate headquarters is located in Mississauga, Ontario. In December 2006, we commenced a $12.5 million 30,000 square-foot addition to the corporate headquarters facility. The expansion was completed in January 2008. In connection with our New Strategic Focus, we are in the process of monetizing our non-core assets. Under this program we are intending to complete a sale/lease-back transaction in respect of the corporate headquarters. Based on a preliminary value estimate for this facility, we expect to recognize a loss on disposal of approximately $7 million. Although that value estimate was an indicator of impairment at December 31, 2008, the expected loss has not been recorded in 2008.

        We also perform certain R&D services at a GMP-compliant leased facility in Mississauga, Ontario. The technology transfer group is based at this facility and also utilizes the facility for activities related to product and process transfers.

        CRD operates from an owned facility in Toronto, Ontario which includes various clinic areas used during clinical trials, a laboratory and administrative offices. In addition, CRD conducts its recruitment and screening activities at a leased facility, which also contains clinic facilities.

        Our principal operating subsidiary, Biovail Laboratories International SRL ("BLS") is based in Barbados, West Indies. In 2008 we relocated from our previous facility, which we had been leasing since 1992, to a newly constructed, facility in Christ Church. This new facility is used for strategic planning, and the oversight and management of product sales and related operations, product development, supply chain and logistics, contract management, licensing, intellectual property management and administration.

        The Bridgewater, New Jersey facility, which we began leasing in 2003, is used for our U.S. operations including certain clinical and R&D administration. In connection with the May 2005 restructuring of our U.S. commercial operations, we vacated a portion of our New Jersey facility.

        The Chantilly, Virginia facility continues to perform primarily R&D services and to be a technology transfer site.

        The Dublin, Ireland facility, which we purchased in 2002, was used to perform R&D services. In May 2008, we announced our intention to rationalize our pharmaceutical sciences operations in connection with our New Strategic Focus, and began exploring the option of closing the Ireland R&D facility. In August 2008, we concluded a 30-day consultation process with an employee representative group to discuss matters associated with the closure of the Ireland facility, including support for the approximately 50 employees who would be affected by this closure. The closure of the Ireland facility is now complete and all employees have been terminated. We have begun the sale process and currently expect to finalize a sale transaction for the Ireland facility by 2010. We do not anticipate any impact to our existing revenue base due to the closure of the Ireland facility. R&D activities conducted in Ireland will be consolidated at our Chantilly, Virginia facility.

        We believe our facilities are in satisfactory condition and are suitable for their intended use, although some limited investments to improve our manufacturing and other related facilities are contemplated, based on the needs and requirements of our business. A portion of our pharmaceutical manufacturing capacity, as well as other critical business functions, are located in areas subject to hurricane and earthquake casualty risks. Although we have certain limited protection afforded by insurance, our business and our earnings could be materially adversely affected in the event of a major windstorm, earthquake or other natural disaster.

        We believe that we have sufficient facilities to conduct our operations during 2009. The following table lists the location, use, size and ownership interest of our principal properties:

Location	Use	Size	Ownership
Mississauga, Ontario, Canada	Corporate office, sales, marketing and administration Research and development services	85,000 Sq. Ft. 24,300 Sq. Ft.	Owned Leased	(2)
Christ Church, Barbados	Strategic planning; oversight and management of product sales, product development, supply chain and logistics, contract management, licensing, intellectual property management and administration	17,780 Sq. Ft.	Owned
Toronto, Ontario, Canada	Contract research and development and administration Contract research and development	40,000 Sq. Ft. 11,000 Sq. Ft.	Owned Leased
Steinbach, Manitoba, Canada	Manufacturing and warehousing	250,000 Sq. Ft.	Owned
Chantilly, VA, USA	Research and development services Warehousing Vacated and sublet	80,000 Sq. Ft. 10,000 Sq. Ft. 50,000 Sq. Ft.	Leased Leased Leased
Bridgewater, NJ, USA	U.S. Corporate office and administration	110,000 Sq. Ft.	Leased
Dorado, Puerto Rico	Manufacturing and warehousing	145,000 Sq. Ft.	Owned	(1)(2)
Carolina, Puerto Rico	Manufacturing Warehousing	25,000 Sq. Ft. 10,000 Sq. Ft.	Owned Leased	(1)(2)
Dublin, Ireland	Vacant	27,000 Sq. Ft.	Owned	(2)

(1)
To be closed in 2010, with certain manufacturing processes to be transferred to Steinbach, Manitoba facility in 2009 and 2010.

(2)
Non-core assets intended for sale/lease-back.

Legal Proceedings

        From time to time, we become involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations, and related private litigation. There are also ordinary course employment-related issues and other types of claims in which we routinely become involved, but which individually and collectively are not material.

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

Governmental and Regulatory Inquiries

        In July 2003, we received a subpoena from the U.S. Attorney's Office for the District of Massachusetts ("USAO") requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, we received an additional related subpoena.

        On May 16, 2008, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC), our subsidiary, entered into a written plea agreement with the USAO whereby it agreed to plead guilty to violating the U.S. Anti-Kickback Statute and pay a fine of $22,243,590. A hearing before the U.S. District Court in Boston, where the plea agreement must be approved, is expected to take place on April 2, 2009. On May 16, 2008, Biovail Corporation entered into a non-prosecution agreement with the USAO whereby the USAO agreed to decline prosecution of Biovail Corporation in exchange for Biovail Corporation's continuing cooperation and in exchange for our agreement to finalize a civil settlement agreement and pay a civil penalty of $2,404,286. The civil settlement agreement has not yet been finalized.

        On November 20, 2003, we received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to our accounting and disclosure practices for the fiscal year 2003. These issues included whether or not we improperly recognized revenue and expenses for accounting purposes in relation to our financial statements in certain periods, disclosure related to those statements, and whether we provided misleading disclosure concerning the reasons for our forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003, and certain transactions associated with a corporate entity that we acquired in 2002. On March 3, 2005, we received a subpoena from the SEC reflecting the fact that the SEC had entered a formal order of investigation. The subpoena sought information about our financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004.

        On March 24, 2008, the SEC filed a civil complaint against us, Eugene Melnyk, the Company's former Chairman and CEO, Brian Crombie, the Company's former CFO, and two former officers, Kenneth Howling and John Miszuk, related to the matters investigated by the SEC. We have entered into a Consent Decree with the SEC in which we have not admitted to the civil charges contained in the complaint but have paid $10,000,001 to the SEC to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four individuals. The Company is indemnifying these individuals for their legal costs.

        In the Spring of 2007 we were contacted by the U.S. Attorney's Office for the EDNY, who informed us that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY conducted interviews of several of our current or former employees and has requested documents related to fiscal years 2002 and 2003. We intend to cooperate with the investigation. We cannot predict the outcome or timing of when this matter may be resolved.

        Over the last few years, we have received a number of communications from the OSC relating to our disclosure, and/or seeking information pertaining to certain financial periods. Similar to the SEC, the OSC has advised us that it has investigated whether we improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by us for each of the four quarters in 2001, 2002 and 2003, and the first quarter of 2004, and related disclosure issues. The OSC also investigated whether we provided misleading disclosure concerning the reasons for our forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, and certain transactions associated with a corporate entity that we acquired in 2002, as well as issues relating to trading in our Common Shares. These issues include whether our insiders complied with insider reporting requirements, whether persons in a special relationship with us may have traded in our shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in our securities during 2003 and 2004 and whether certain registrants (who are our former directors) may have had conflicts of interest in relation to the trading of our shares.

        Pursuant to a Notice of Hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Ontario Securities Act would be held related to the issues surrounding the trading in our Common Shares. The respondents in the hearing included former Chairman and CEO Eugene Melnyk, one of our former directors, among others. We were not a party to this proceeding. The proceeding as against Eugene Melnyk has been settled. In a decision released June 20, 2008, a panel of the OSC found that the former director acted contrary to the public interest and breached section 107 of the Ontario Securities Act when he: (a) failed to provide us with accurate information concerning shares over which he shared control and direction; (b) failed to file insider reports in respect of certain trades in our securities; and

(c) engaged in a high volume of discretionary trading in our securities during blackout periods imposed by us. A sanctions hearing has not yet taken place.

        Pursuant to a Notice of Hearing dated March 24, 2008, the staff of the OSC gave notice that an administrative hearing would be held related to the other matters investigated. The notice named the Company, former Chairman and CEO Eugene Melnyk, former CFO Brian Crombie, and Kenneth Howling and John Miszuk, two former officers. On January 9, 2009, the OSC approved a settlement reached with the Company. Pursuant to the terms of this settlement, the Company paid C$6.5 million in costs and sanctions and agreed to the appointment of an independent consultant to examine and report on the Company's training of its personnel concerning compliance with financial and other reporting requirements under applicable securities laws in Ontario. On January 27, 2009, the OSC approved a settlement with Messrs. Howling and Miszuk and, on February 10, 2009, the OSC approved a settlement with Mr. Crombie. The matter is proceeding against Mr. Melnyk.

Securities Class Actions

        In late 2003 and early 2004, a number of securities class action complaints were filed in the U.S. District Court for the Southern District of New York naming us and certain of our former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. We responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, we filed our Answer denying the allegations in the Complaint.

        On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint"). The Second Amended Complaint alleged, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleged that the defendants made materially false and misleading statements that inflated the price of our stock between February 7, 2003 and March 2, 2004.

        In December 2007, we and the named individual defendants entered into an agreement in principle to settle this matter. The settlement class included, with certain exceptions, all persons or entities that purchased our common stock during the period from February 7, 2003 to March 2, 2004.

        Under the terms of the agreement, the total settlement amount was $138,000,000, out of which the Court-approved legal fees to the plaintiffs' counsel were paid. On May 9, 2008, we paid $83,048,000 in escrow to fund the settlement amount (pending final Court approval of the settlement) and our insurance carriers funded the remaining $54,952,000. The agreement contained no admission of wrongdoing by us or any of the named individual defendants, nor did we nor any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement.

        The settlement received final Court approval on August 8, 2008.

        On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada in the Ontario Superior Court against us and several of our officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased our common stock between February 7, 2003 and March 2, 2004. The claim sought damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relied on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on us and the named officers on September 29, 2005. The plaintiffs had not taken any steps to certify the action as a class proceeding or otherwise to move it forward.

        On April 22, 2008, we and the individuals entered into an agreement to settle this matter. Under the terms of the agreement, the parties agreed that the sole source of compensation for the plaintiffs would be the U.S. settlement funds referenced above. The agreement has received final Court approval. Canadian class counsel's entitlement to legal fees was assessed at C$741,000.

        On October 8, 2008, a proposed securities class action lawsuit was filed in the U.S. District Court Southern District of New York against us, our current Chairman, one current officer and two former officers. The complaint has been filed on behalf of all persons and entities that purchased our securities from December 14, 2006 through July 19, 2007. The complaint relates to public statements alleged to have been made in respect of Aplenzin™ (bupropion hydrobromide tablets) during the product's U.S. regulatory approval process. We believe the claim is without merit and will defend vigorously. Accordingly, we have filed a motion to dismiss this action in its entirety. A decision is currently pending.

Antitrust

        Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against us in which the plaintiffs seek damages and allege that we improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the U.S. District Court for the District of Columbia. We believe that the complaints are without merit and that our actions were in accordance with our rights under the Hatch-Waxman Act and applicable law.

        The Court granted our motion for summary judgment seeking to dismiss all of the federal actions, which the federal plaintiffs appealed. These appeals were consolidated by the Court of Appeals and, on July 25, 2008, the Court of Appeals affirmed the dismissal of those actions.

        We have brought the Court's decision on our motions for summary judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several related State Court actions were pending. The Superior Court for the County of San Diego directed that certain discovery concerning the regulatory problems of Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. We complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted our motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. We then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts were stayed pending the final disposition of the cases pending in the District of Columbia. As a result of the Court of Appeals affirming the dismissal of the federal claims, two of the California State actions have been dismissed. The California plaintiffs, in the remaining two actions, must decide whether or not they will pursue their state court actions. Since the Court of Appeals' decision upholding summary judgment they have not taken any steps to pursue these actions.

        Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against us, Elan Corporation plc ("Elan") and Teva relating to two agreements: one between us and Elan for the licensing of Adalat® CC products from Elan, and the other between us and Teva for the distribution of those products in the U.S. These actions were transferred to the U.S. District Court for the District of Columbia. The agreements in question have since been resolved as a result of a consent decree between Elan and Biovail and the U.S. Federal Trade Commission.

        We believe these suits are without merit because, among other reasons, we believe that any delay in the marketing or out-licensing of our Adalat® CC product was due to manufacturing difficulties we encountered and not because of any improper activity on our part.

        We and the other defendants filed a motion to dismiss, and the Court denied our motion to dismiss the damage claims brought on behalf of both a purported class of so-called "direct purchasers" and individual direct purchasers who have sued directly, generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and so-called "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The Court granted plaintiffs' motion for class certification on November 21, 2007 and certified a class of alleged "direct purchasers".

        In December 2007, we and the other defendants moved for the Court to reconsider that decision and the Court denied that motion on November 3, 2008. On November 18, 2008, we and the other defendants filed a petition in the D.C. Circuit pursuant to Fed. R. Civ. Pro. 23(f), requesting leave to appeal from the district court's grant of class certification. The D.C. Circuit denied the defendants' leave to appeal on February 23, 2009. On December 23, 2008, we and the other defendants moved for summary judgment as to the entirety of the case.

        On March 21, 2006, we were advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the U.S. District Court, District of Columbia. We have accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

        On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the U.S. District Court for the District of Massachusetts against us and SmithKline Beecham Inc. ("SmithKline") seeking damages and alleging that we and SmithKline took actions to improperly delay FDA approval for generic forms of Wellbutrin® XL. The direct purchaser plaintiff in the Massachusetts federal court lawsuit voluntarily dismissed its complaint on May 27, 2008, and shortly thereafter refiled a virtually identical complaint in the U.S. District Court for the Eastern District of Pennsylvania. In late May and early June 2008, a total of seven additional direct and indirect purchaser class actions were also filed against us and SmithKline in the Eastern District of Pennsylvania, all making similar allegations. These complaints have now been consolidated resulting in a lead direct purchaser and a lead indirect purchaser action.

        We believe that each of these complaints lacks merit and that our challenged actions complied with all applicable laws and regulations, including federal and state antitrust laws, FDA regulations, U.S. patent law, and the Hatch-Waxman Act. We have not yet answered the complaints but have moved to dismiss all complaints. No decision has yet been rendered.

Intellectual Property

        On February 3, 2006, we and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Group stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, we are seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by our patents and/or procuring the infringement of our patents.

        The defendants served us with a Statement of Defence and Counterclaim on May 15, 2006. We delivered our reply on May 30, 2006, and pleadings closed in June 2006. The matter is proceeding in the ordinary course.

        In August 2006, Sandoz brought an action against us under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessor RhoxalPharma Inc. by us under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in November of 2005. This action is proceeding in the ordinary course and we cannot assess the merits, if any, of the claim at this stage.

        On November 7, 2008, Novopharm brought an action against us under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Wellbutrin® SR due to prohibition proceedings taken against them by us under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in January 2005. This action is proceeding in the ordinary course.

        Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER 500 mg, a generic form of Glumetza®. In connection with that submission, Apotex has served us with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, we instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that our application in the Federal Court of Canada was issued, whichever is earlier. While a date for the hearing of our application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada in early 2010.

        Par Pharmaceutical Companies, Inc. ("Par") filed an ANDA with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200 mg. On May 9, 2007, BLS, along with Purdue Pharma Products L.P. ("Purdue"), Napp Pharmaceutical Group Ltd. ("Napp") and OMI filed a complaint in the

U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed us that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100 mg. On June 28, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100 mg strength formulation.

        On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. On September 24, 2007, Par informed us that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300 mg. On October 24, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300 mg strength formulation. A Markman hearing claims construction ruling was released on November 4, 2008.

        BLS filed, and was granted, a motion for dismissal of BLS from the case. Subsequently, OMI has also been dismissed from the case. The case will continue between the plaintiff and Par. BLS's and OMI's dismissals from the case are not expected to substantively impact the proceedings. The hearing in this matter is expected to commence on April 17, 2009.

        On July 2, 2008, we received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended-release Tablets, 100 mg, a generic version of Ultram® ER, from Impax. BLS filed suit along with Purdue, Napp and OMI in the U.S. District Court for the District of Delaware pursuant to the provisions of the Hatch-Waxman Act. As a result, FDA approval of Impax's generic product has been automatically stayed for 30 months until January 2, 2011. BLS filed, and was granted, a motion for dismissal from the case. This matter will continue between Par, OMI and Purdue.

        On September 23, 2008, we received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended-release Tablets, 200 mg and 300 mg, generic versions of Ultram® ER, from Impax. Purdue, Napp and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. The matter is proceeding in the ordinary course.

        BLS filed an ANDA with the FDA seeking approval to market Venlafaxine Hydrochloride Extended-Release capsules equivalent to the 37.5, 75 and 150 mg doses of Effexor® XR. On June 26, 2008, Wyeth filed a complaint against Biovail Corporation, BTL and BLS in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 6,274,171 B1, 6,403,120 and 6,419,958 B2 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. On September 25, 2008 the Company filed its Answer and Affirmative Defenses along with counterclaims of non-infringement and invalidity. The case is in its preliminary stages and will proceed in the ordinary course. No trial date has yet been set.

        On or about June 26, 2008, BLS received Notices of Paragraph IV Certification from Sun Pharmaceutical Industries, Ltd., India ("Sun India") for diltiazem hydrochloride extended-release capsules, 120, 180, 240, 300, and 360 mg strengths, a generic version of Cardizem® CD. On August 8, 2008, BLS filed suit against Sun India in the U.S. District Court of New Jersey alleging patent infringement of U.S. Patent Nos. 5,470,584, 5,286,497 and 5,439,689 pursuant to the provisions of the Hatch-Waxman Act. BLS has also sought declaratory judgment of infringement for all three patents. These suits are expected to result in a 30-month stay of the FDA approval of the 120, 180, 240 and 300 mg strengths, and may, subject to an appropriate finding by the trial court, result in a 30-month stay of approval on the 360 mg strength. There are currently no unexpired patents listed against BLS's 360 mg strength product listed in the FDA's Orange Book database. On September 30, 2008 Sun delivered its Answer and Counterclaim, which include declarations of non-infringement, invalidity and unenforceability as well as certain antitrust allegations. The unenforceability and antitrust claims have been stayed pending a determination of the Company's infringement claims.

        BLS filed an ANDA with the FDA seeking approval to market Fenofibrate Tablets in 48 mg and 145 mg dosage sizes. On November 3, 2008, Abbott and Laboratoires Fournier S.A. filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 6,277,405, 7,037,529, and 7,041,319 by the filing of the ANDA, thereby triggering a 30-month stay of FDA's approval of that application. This matter has now been transferred to the District of New Jersey. On November 3, 2008, Elan Pharma International Ltd. and Fournier Laboratories Ireland Ltd. also filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the District of New Jersey alleging infringement of U.S. Patent Nos. 5,145,684, 7,276,249, and 7,320,802 by the filing of the ANDA. The Answers and Counterclaims of Biovail Corporation and BLS have been filed. These cases are in their preliminary stages and will proceed in the ordinary course. Case schedules have not yet been set.

        On or about December 1, 2008, the FDA accepted an ANDA filed by BLS seeking approval to market generic formulations of the 200 mg, 300 mg and 400 mg strengths of quetiapine fumarate extended-release tablets (sold under the brand name Seroquel® XR by AstraZeneca Pharmaceuticals LP ("AstraZeneca"). On January 9, 2009, AstraZenca and AstraZeneca UK Limited filed a complaint against Biovail Corporation, BLS, and BTA Pharmaceuticals, Inc. in the U.S. District Court for the District New Jersey alleging infringement of U.S. Patent Nos. 4,879,288 and 5,948,437 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. Answers and Counterclaims have not been filed. The case is in its preliminary stages and will proceed in the ordinary course. No trial date has yet been set.

Defamation and Tort

        On April 29, 2003, Jerry I. Treppel, a former analyst at BAC, commenced an action in the U.S. District Court for the Southern District of New York naming as defendants us and certain of our officers, and against Michael Sitrick and Sitrick & Company, Inc., in their capacity as our consultants, in which he has alleged that he was defamed by the defendants and that our actions resulted in damages to him by way of lost employment and employment opportunities and saught monetary damages as a result thereof.

        We filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a second amended complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

        On May 27, 2005, Eugene Melnyk, our former Chairman and CEO, filed an answer to the second amended complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

        We and the named defendants, including Mr. Melnyk, filed a motion to dismiss the second amended complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

        On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against us and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

        The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

        Following mediation this matter was settled in January 2009. The terms of the settlement are confidential; however, such terms are not material to Biovail's cash flow or operations.

Biovail Action Against S.A.C. and Others

        On February 22, 2006, we filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of our shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available.

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

        On January 26, 2007, U.S. District Judge Richard Owen issued an Order in a securities class action proceeding against us in the U.S. District Court for the Southern District of New York (described more fully above) that sanctioned us for our use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, we filed an Amended Complaint.

        Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar shareholder class action that does not involve us. This stay currently remains in force. On February 19, 2009 the factually similar shareholder class action was dismissed without prejudice.

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

        On May 6, 2008, BLS commenced an arbitration under FINRA rules against Credit Suisse seeking $26,775,000 in compensatory damages and $53,550,000 in punitive damages. The Statement of Claim alleges that Credit Suisse, as non-discretionary manager of BLS's cash management account, fraudulently or negligently, and in breach of the parties' customer agreement, invested BLS's assets in auction rate securities, which were not among BLS's approved investments. Credit Suisse has now delivered its Answer and Response. The matter is in its preliminary stages, and the Company anticipates it will proceed in the ordinary course. A hearing is expected to commence this summer.

Item 4A. Unresolved Staff Comments

        Not Applicable.

Item 5.    Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for the fiscal year ended December 31, 2008 (our "Consolidated Financial Statements").

        Additional information relating to Biovail Corporation, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (our "2008 Form 20-F"), is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

        The discussion and analysis contained in this MD&A are as of February 27, 2009.

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking statements and "Safe-Harbor" statements under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  intent and ability to implement and effectively execute plans and initiatives associated with our New Strategic Focus (as defined below) and the anticipated impact of such New Strategic Focus;

  •
  beliefs related to pricing, reimbursement, and exclusivity periods for products in the specialty Central Nervous System ("CNS") markets;

  •
  expected impact of the acquisition of Prestwick Pharmaceuticals, Inc. ("Prestwick") on earnings per share ("EPS") and cash flows;

  •
  timing of the commercial launch of Aplenzin™ by our strategic marketing partner, sanofi-aventis U.S. LLC ("sanofi-aventis");

  •
  expected future taxable income in determining any required deferred tax asset valuation allowance;

  •
  anticipated effect of the utilization of U.S. tax loss carryforwards on future effective tax rates;

  •
  expectations regarding the development of products outside the therapeutic area of specialty CNS disorders;

  •
  timing regarding the planned closure of our two Puerto Rico manufacturing facilities and the associated costs, the anticipated impact of such closure, our ability to sell or divest these facilities, as well as the possible impact on our manufacturing processes;

  •
  intent and timing of the sale of our recently closed Dublin, Ireland research and development facility;

  •
  beliefs and positions related to, results of, and costs associated with, certain legacy litigation and regulatory proceedings, including, but not limited to, the outcome of the court hearing to approve an agreement reached between a subsidiary of our Company and the U.S. Attorney's Office ("USAO") for the District of Massachusetts related to activities surrounding the 2003 commercial launch of Cardizem® LA;

  •
  intent regarding and timing of the planned disposals of non-core assets, and the anticipated proceeds of such dispositions;

  •
  amount of expected loss on disposal of our corporate headquarters;

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  intent and ability to continue the repurchase of our common shares under the share repurchase program;

  •
  views and beliefs related to the outcome of patent infringement trial proceedings regarding, and the timing of the introduction of generic competition related to, Ultram® ER;

  •
  expected timing of the introduction of a generic version of Cardizem® LA;

  •
  impact that generic competition to the 360mg dosage strength of Cardizem® CD may have on our product sales and the carrying value of the associated intangible asset;

  •
  intent regarding the defence of our intellectual property against infringement;

  •
  amount and timing of expected contribution from our product-development pipeline;

  •
  amount and timing of investment in research and development efforts, and expected tracking of research and development expenses;

  •
  additional expected charges and anticipated annual savings related to ongoing or planned efficiency initiatives;

  •
  outcome of business development efforts, including acquisitions or in-licensing opportunities;

  •
  anticipated supply price for Wellbutrin XL® in 2009 and beyond;

  •
  expected timing to address any shortfall in our supply of Ultram® ER 100mg tablets;

  •
  timing, results, and progress of research and development efforts, including efforts to locate a development partner for BVF-045 and to initiate Phase III studies for BVF-324;

  •
  expected impact of the resolution of certain legacy litigation and regulatory proceedings and the impact associated with a recently announced litigation proceeding;

  •
  sufficiency of cash resources, including those available under the accordion feature of our credit facility, or through the refinancing of our credit facility, to support future spending requirements;

  •
  intent and ability to make future dividend payments;

  •
  expected capital expenditures and business development activities;

  •
  impact of market conditions on our ability to access additional funding at reasonable rates;

  •
  investment recovery, liquidity, valuation, and impairment conclusions associated with our investment in auction rate securities;

  •
  intent and ability to hold auction rate securities until a recovery in market value occurs (or until maturity if necessary);

  •
  expected potential milestone payments in connection with research and development arrangements;

  •
  ability to manage exposure to foreign currency exchange rate changes and interest rates;

  •
  impact of short-term fluctuations in our share price on the fair value of our Company's reporting unit for purposes of testing goodwill for impairment;

  •
  availability of benefits under tax treaties;

  •
  continued availability of low effective tax rates for our operations;

  •
  expected stock-based compensation expense;

  •
  expected impact of adoption of new accounting standards; and

  •
  intent to continue to follow U.S. GAAP and resulting comparability with our U.S.-based industry peers.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        These forward-looking statements may not be appropriate for other purposes.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target", and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the opportunities present in the market for therapies for CNS disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA"), Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our common shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our common shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, the impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, delay in or transition issues arising from the closure of our Puerto Rico and Ireland facilities, the successful implementation of our New Strategic Focus, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual proprietary property, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for auction rate securities held as investments, and other risks detailed from time to time in our filings with the SEC and the Canadian Securities Administrators ("CSA"), as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Key Information — Risk Factors" under Item 3.D of our 2008 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. We have various research and development,

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., and Puerto Rico.

        Prior to 2008, we focused our growth on the development and large-sale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus were non-specialty CNS disorders, pain management and cardiovascular disease. Our successes in this regard include our Wellbutrin XL®, Ultram® ER and Cardizem® LA products.

        In 2008, as a result of significant changes in the environment for oral controlled-release products over the past several years — including increased sophistication and enhanced competition from manufacturers of generic drugs that compete with our products, an industry-wide slowdown in new drug approvals, and increasing financial pressure on third-party reimbursement policies — we developed a new business model focused on the development and commercialization of medicines that address unmet medical needs in niche specialty CNS markets (see "New Strategic Focus" below).

NEW STRATEGIC FOCUS

        In May 2008, we announced a new strategic focus (our "New Strategic Focus") based on leveraging our core capabilities in drug delivery and formulation for the development and commercialization of products targeted towards unmet medical needs in the area of specialty CNS disorders, with a core focus on neurological disorders. The implementation of this strategic shift to focus on specialty CNS markets was necessitated by the increasingly rapid genericization of our portfolio of oral controlled- release branded products. It had become increasingly difficult to establish and defend our intellectual property against generic drug manufacturers, which significantly reduced the expected market exclusivity period for our products.

        Our prior business model was focused on the application of our oral drug-delivery technologies to create controlled-release formulations of existing drugs within multiple therapeutic areas. Notwithstanding the benefits of our products, government and other payer groups have increasingly demanded that new drugs demonstrate clinically meaningful enhancements over existing therapies to secure favourable pricing and reimbursement. Incremental advances in convenience and patient compliance (e.g., Wellbutrin XL®) no longer command price premiums and pharmacies have strong financial incentives to substitute generics, when available, for branded products and once-daily formulations (e.g., Ultram® ER).

        We believe that the specialty CNS market provides enhanced regulatory exclusivity periods, and an attractive pricing and reimbursement environment for differentiated products with clear clinical benefits. In addition, as many specialty CNS products target smaller patient populations, this market may be less attractive to large pharmaceutical companies and generic drug manufacturers, allowing for longer effective market exclusivity periods.

Key Initiatives

        Key initiatives of our New Strategic Focus include efforts to:

  •
  in-license or acquire specialty CNS compounds in late-stage development, with particular interest in orphan drug categories, and other specialty therapies targeting smaller patient and physician populations;

  •
  invest approximately $600 million on research and development in the 2008 to 2012 timeframe, including upfront and milestone payments related to in-licensing activities; and

  •
  apply existing drug-delivery technologies and acquired technologies to enhance existing specialty CNS products.

        In support of the implementation of our New Strategic focus, we have also undertaken other activities that are intended to promote efficiency in our operations, significantly reduce our cost structure to better align

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

expenses with current projected revenues, and ensure capital is available to be deployed in support of our new business model. Key initiatives in this regard include efforts to:

  •
  rationalize manufacturing operations, pharmaceutical sciences operations, and general and administrative expenses;

  •
  drive cost savings through other operational efficiencies, and the resolution of legacy litigation and regulatory matters; and

  •
  explore the divestiture and/or monetization of certain non-core assets.

        As outlined below under "Recent Developments", we have made significant progress in addressing each of the foregoing initiatives.

RECENT DEVELOPMENTS

Business Development

Acquisition of Prestwick

        On September 16, 2008, we acquired 100% of Prestwick for a total net purchase price of $101.9 million. The acquisition of Prestwick was accounted for as a business combination under the purchase method of accounting. Accordingly, the results of Prestwick's operations have been included in our Consolidated Financial Statements since September 16, 2008. The purchase price paid was primarily allocated to identifiable intangible assets of $157.9 million and deferred revenue of $50.0 million. The identifiable intangible assets relate to the acquired Xenazine® and Nitoman® product rights described below, which are being amortized over an estimated useful life of 10 years.

        Prestwick holds the U.S. and Canadian licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada), which it had previously acquired from Cambridge Laboratories (Ireland) Ltd. ("Cambridge"), the worldwide license holder of tetrabenazine. On August 15, 2008, a New Drug Application ("NDA") for Xenazine® received FDA approval for the treatment of chorea associated with Huntington's disease. Xenazine® was granted Orphan Drug designation by the FDA, which provides this product with seven years of market exclusivity in the U.S. from the date of FDA approval. Nitoman® has been available in Canada since 1996, where it is approved for the treatment of hyperkinetic movement disorders, including Huntington's chorea.

        Xenazine® is being commercialized in the U.S. by Ovation Pharmaceuticals, Inc. ("Ovation") under an exclusive supply and marketing agreement entered into between Prestwick and Ovation prior to our acquisition of Prestwick. Ovation paid Prestwick $50.0 million for the exclusive rights to market and distribute Xenazine® for an initial term of 15 years. We will supply Xenazine® product to Ovation for a variable percentage of Ovation's annual net sales of the product. For annual net sales up to $125 million, our supply price will be 72% of net sales. Beyond $125 million, our supply price will be 65% of net sales. At both tiers, we will acquire Xenazine® product from Cambridge at a supply price of 50% of Ovation's net sales. In addition, Prestwick holds options to develop future related products with Ovation for the U.S. market in conjunction with Cambridge.

        We expect the acquisition of Prestwick to be accretive to both EPS and cash flows in 2009.

Aplenzin™

        On April 23, 2008, the FDA approved our NDA for Aplenzin™ for the treatment of major depressive disorder. Aplenzin™ is a once-daily formulation of bupropion hydrobromide and has been approved in 174mg, 348mg, and 522mg extended-release tablets. In December 2008, we entered into a supply agreement with sanofi-aventis for the marketing and distribution of Aplenzin™ in the U.S. and Puerto Rico. We anticipate that sanofi-aventis will launch the 348mg and 522mg dosage strengths of Aplenzin™ early in the second quarter of 2009. We will manufacture and supply Aplenzin™ to sanofi-aventis at contractually determined supply prices ranging from

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

25% to 35% of sanofi-aventis's net selling price, depending on the level of net sales of Aplenzin™ in each calendar year.

Reduction of Valuation Allowance on Deferred Tax Assets

        In the fourth quarter of 2008, we recorded a deferred income tax benefit of $90.0 million related to a change in our assessment of the realizability of a portion of our deferred tax assets related to approximately $350 million of operating loss carryforwards in the U.S. We recorded a valuation allowance to reduce these loss carryforwards to an amount that we considered more likely than not to be realized. As of December 31, 2008, our U.S. operations had earned cumulative pre-tax income for the latest three years, reflecting the positive impact of restructuring programs implemented in December 2006 (as described below under "Results of Operations — Restructuring Costs") and May 2005 to reduce the overall cost structure of these operations. In determining the amount of the valuation allowance that was necessary, we considered the taxable income expected to be generated in the U.S. in future years. On that basis, we considered it more likely than not that we will be able to utilize approximately $230 million of U.S. operating loss carryforwards. As a result, we reduced the valuation allowance recorded against these loss carryforwards, with a corresponding increase to net income in the fourth quarter of 2008. We anticipate that the utilization of these loss carryforwards to reduce taxable income in the U.S. will result in an increase in our overall effective tax rate commencing in fiscal 2009.

Research and Development

        While pursuing efforts to identify and add specialty CNS opportunities to our product pipeline, we continue to work on the development of a number of pipeline products that originated from our prior business model. These products include BVF-045, a combination of Aplenzin™ and an undisclosed selective serotonin reuptake inhibitor, and BVF-324, an undisclosed product for the treatment of a prevalent sexual dysfunction. In addition, during 2008, we filed three Abbreviated New Drug Applications ("ANDA") with the FDA related to the following programs:

  •
  BVF-065 — venlafaxine capsules equivalent to 37.5mg, 75mg and 150mg dosage strengths for the treatment of depression;

  •
  BVF-203 — fenofibrate capsules in 48mg and 145mg dosage strengths for the treatment of high cholesterol; and

  •
  BVF-058 — quetiapine capsules in 200mg, 300mg and 400mg dosage strengths for the treatment of schizophrenia and bipolar disorder.

        We are subject to infringement claims by the innovator companies related to each of these ANDA filings, thereby triggering a 30-month stay of the FDA's approval pursuant to the provisions of the Hatch-Waxman Act.

        We expect to continue to apply our core drug-delivery and formulation technologies to select opportunities outside the therapeutic area of specialty CNS disorders if stringent financial and commercialization criteria are met.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Restructuring

        In 2008, we incurred a restructuring charge of $70.2 million, primarily related to the rationalization of our manufacturing and pharmaceutical sciences operations. The following table summarizes the major components of the restructuring costs recognized in 2008:

	Asset Impairments		Employee Termination Benefits
					Contract Termination and Other Costs
($ in 000s)	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	$—	$—	$—	$—	$—	$—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	$—	$—	$3,309	$—	$3,346	$6,655

Manufacturing Operations

        In May 2008, we announced our intention to close our two Puerto Rico manufacturing facilities and transfer certain manufacturing and packaging processes to our Steinbach, Manitoba facility, over a period of 18 to 24 months (the "shutdown period"). We believe the closure of these facilities will significantly reduce our cost infrastructure and improve the capacity utilization of our manufacturing operations.

        We conducted an impairment review of the property, plant and equipment located in Puerto Rico to determine if the carrying value of these assets was recoverable based on the expected cash flows from their remaining use during the shutdown period and their eventual disposition. That review indicated that the cash flows were not sufficient to recover the carrying value of the property, plant and equipment, and, as a result, an impairment charge of $42.6 million was recorded in 2008 to write down the carrying value of these assets to their estimated fair value. Fair value was determined based on market values for comparable assets. We anticipate that these facilities will be fully closed in 2010 and have initiated a program to locate potential buyers.

        We also expect to incur employee termination costs of approximately $9.4 million for severance and related benefits payable to the approximately 245 employees who will be terminated as a result of the planned closure of the Puerto Rico facilities. These employees will be required to provide service during the shutdown period in order to be eligible for termination benefits. Accordingly, we are recognizing the cost of those termination benefits ratably over the required future service period, including $3.3 million recognized in 2008.

Pharmaceutical Sciences Operations

        As part of our plans to rationalize our pharmaceutical sciences operations, we have closed our research and development facility in Dublin, Ireland. As a result, we recorded an impairment charge of $9.2 million in 2008 to write down the carrying value of the building and equipment located in Ireland to their estimated fair value. Fair value was determined based on market values for comparable assets. We expect to complete a sale of this facility by 2010, subject to market conditions.

        In August 2008, we concluded a 30-day consultation process with an employee representative group to discuss matters associated with the closure of the Ireland facility, including support for the approximately 50 employees who were affected by this closure. Based on the outcome of that consultation process, we recognized costs related to employee terminations of $2.7 million in 2008. Those terminations and related severance payouts were completed prior to the end of 2008.

        In the fourth quarter of 2008, we identified certain of our proprietary drug-delivery technologies that are not expected to be utilized in the development of specialty CNS products consistent with our New Strategic Focus. As a result, we recorded an impairment charge of $7.5 million to write off the carrying value of the related technology intangible assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Contract Termination Costs

        In connection with a restructuring of our U.S. commercial operations in May 2005, we vacated a portion of our Bridgewater, New Jersey facility. We recognized a restructuring charge at that time for a gross operating lease obligation related to the vacant space offset by estimated sublease rentals that could be reasonably obtained. Our evaluation of general economic and commercial real estate market conditions indicated that an additional charge of $4.2 million was required in 2008 to reflect lower estimated future sublease rentals, based on the expected time required to locate and contract a suitable sublease and the expected market rates for such a sublease.

Resolution of Legacy Litigation and Regulatory Matters

        During the course of 2008, we resolved six litigation and regulatory proceedings arising from allegations of conduct in the period from 2001 to March 2004, as follows:

USAO Agreement

        On May 16, 2008, we announced that a subsidiary of our Company had reached an agreement with the USAO in respect of criminal allegations related to activities surrounding the 2003 commercial launch of Cardizem® LA. In particular, the allegations relate to prior management's actions in 2002 and 2003 in respect of the Cardizem® LA clinical experience program. Pursuant to the terms of this agreement, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC) is expected to plead guilty to charges relating to making payments to induce purchasing or ordering of Cardizem® LA in 2003 and is expected to pay an amount of $24.6 million to fully settle this matter, which we accrued in the second quarter of 2008. As part of this agreement, Biovail Corporation and its subsidiaries, other than Biovail Pharmaceuticals LLC, expect to receive full releases for all matters related to the USAO's investigation. This agreement is subject to approval at a Court hearing that is expected to take place in April 2009.

SEC Consent Decree

        On March 24, 2008, we announced that we had reached a settlement with the SEC in respect of an investigation of our Company. The investigation related to specific accounting and financial disclosure practices, as previously disclosed, that occurred between 2001 and 2003 and resulted in a civil complaint filed by the SEC against our Company and certain former officers. On March 24, 2008, we entered into a Consent Decree with the SEC in which we did not admit to the civil charges contained in the complaint and pursuant to which we paid $10.0 million to the SEC to fully settle this matter. As part of this settlement, we also agreed to an examination of our accounting and related functions by an independent consultant.

        This settlement does not include four former officers who were also named in the complaint: Eugene Melnyk (then Chairman and Chief Executive Officer ("CEO")); Brian Crombie (then Chief Financial Officer ("CFO")); Kenneth Howling (then responsible for Corporate Communications, and later CFO until March 24, 2008); and John Miszuk (Vice-President, Controller and Assistant Corporate Secretary until March 24, 2008). To our knowledge, the allegations against these individuals have not yet been resolved. Effective March 24, 2008, Mr. Howling and Mr. Miszuk were reassigned to non-officer positions. As of December 31, 2008, none of the four former officers named in the complaint were employed by our Company.

Ontario Securities Commission Settlement

        On March 24, 2008, the Ontario Securities Commission ("OSC") issued a Notice of Hearing against our Company and each of the four former officers referred to above under "SEC Consent Decree" in respect of substantially the same matters as are described in the SEC complaint. The Notice of Hearing was accompanied by a Statement of Allegations setting out the OSC staff's allegations concerning certain accounting and financial disclosure items dating from 2001 to 2004. On January 9, 2009, we announced that the OSC approved a settlement agreement in respect of its investigation of our Company. Pursuant to the terms of this agreement, we

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

paid the OSC $5.3 million, including costs, to fully settle this matter. This settlement did not include the four former officers who were also named in the Statement of Allegations. Subsequently, however, Messrs. Crombie, Howling and Miszuk each separately entered into settlement agreements with the OSC.

Settlement of U.S. and Canadian Securities Class Actions

        In late 2003 and early 2004, our Company and certain former officers and directors were named as defendants in a number of securities class actions in the U.S. alleging that the defendants made materially false and misleading statements that inflated the price of our stock between February 7, 2003 and March 2, 2004. On December 11, 2007, we announced that our Company and the named individual defendants had entered into an agreement in principle to settle this matter. Pursuant to the terms of the settlement agreement, the total settlement amount payable was $138.0 million, including Court-approved legal fees payable to the plaintiffs' counsel. Upon Court approval of this agreement on August 8, 2008, we paid $83.0 million to fund the settlement amount and our insurance carriers funded the remaining $55.0 million.

        On April 23, 2008, we announced that our Company and the named individual defendants had entered into an agreement to settle the class-action shareholder litigation in a claim brought by the Canadian Commercial Workers Industry Pension Plan. Pursuant to the terms of the settlement agreement, the parties agreed that the sole source of compensation for the plaintiffs in this action was the settlement amount previously agreed to in the settlement of the U.S. securities class actions.

        The foregoing agreements to settle the U.S. and Canadian securities class actions contained no admission of wrongdoing by our Company or any of the named individual defendants, and neither our Company nor any of the named individual defendants acknowledged any liability or wrongdoing by entering into these agreements.

Treppel Matter

        On December 23, 2008, we announced that we reached a settlement to resolve all outstanding litigation involving former Banc of America Securities analyst Jerry Treppel, including all claims asserted against our Company by Mr. Treppel, and all claims by and against each of Mr. Melnyk and Mr. Treppel. The financial terms of this settlement were not material to our results of operations or cash flows.

Disposal of Non-Core Assets

Investments

        We have identified certain non-core assets for divestiture including our equity investments in Depomed, Inc. ("Depomed") and Financière Verdi ("Verdi"). During 2008, we realized a gain of $3.1 million in the aggregate on the sale of 4,234,132 common shares of Depomed for total cash proceeds of $13.2 million. Subject to market conditions, we intend to dispose our remaining 168,376 common shares of Depomed within the next 12 months. At February 25, 2009, our remaining investment in Depomed shares had an estimated fair value of $350,000. In the second quarter of 2008, we sold our entire investment in common shares and convertible debt of Verdi for cash proceeds of $12.2 million, resulting in a gain on disposal of $3.5 million.

Corporate Headquarters

        We have initiated a program to locate a buyer for our corporate headquarters in Mississauga, Ontario (including a parcel of vacant land adjacent to this facility that was classified as held for sale in the third quarter of 2008). Subsequent to any sale transaction, we intend to continue occupying the building under a leaseback arrangement with the buyer. We expect to complete the sale and leaseback of this facility in the first half of 2009.

        Based on a preliminary value estimate for this facility, we expect to recognize a loss on disposal of approximately $7 million. Although that value estimate was an indicator of impairment at December 31, 2008, the expected loss on disposal has not been recognized in our Consolidated Financial Statements. As required by U.S. GAAP, we evaluate our corporate-level assets for impairment on an entity-wide basis, and only recognize an

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

impairment loss on these assets if the carrying amount of all the assets and liabilities of our Company exceed the undiscounted cash flows of our Company as a whole. On that basis, the carrying value of our corporate headquarters was determined to be recoverable at December 31, 2008.

Share Repurchase Program

        In May 2008, we announced a share repurchase program of up to 14,000,000 common shares, representing approximately 9% of our Company's then issued and outstanding common shares. This program will be principally funded by proceeds from the sale of non-core assets. During 2008, we repurchased a total of 2,818,400 common shares under this program, at a weighted-average price of $10.46 per share, for total consideration of $29.8 million. The excess of the cost of the common shares repurchased over their assigned value totaled $3.8 million.

        The share repurchase program will terminate on June 1, 2009, or upon such earlier time that we complete our purchases. The terms of our credit facility require lenders' consent for share repurchases in excess of $50 million in the aggregate per calendar year. To date, we have not requested or obtained such consent from the lenders.

OUTLOOK

        The loss of market exclusivity and generic competition of key products could have a material negative impact on our future results of operations and cash flows. Significant ongoing intellectual property proceedings are as follows:

  •
  Ultram® ER — Par Pharmaceuticals Companies, Inc. ("Par") is seeking FDA approval for 100mg, 200mg and 300mg generic versions of Ultram® ER . Patent infringement trial proceedings are expected to commence in April 2009. We believe a Court ruling of non-infringement in favour of Par could result in the introduction of generic competition to Ultram® ER in the second quarter of 2009, at the earliest, should Par obtain FDA approval of its generic formulation and should it decide to launch at risk pending a possible appeal.

  •
  Cardizem® LA — Andrx Pharmaceuticals, Inc. ("Andrx") (a subsidiary of Watson Pharmaceuticals, Inc. ("Watson")) is seeking FDA approval for all dosage strengths of Cardizem® LA. In December 31, 2007, we reached a settlement agreement with Watson with respect to our patent litigation against Andrx. Under the terms of the settlement agreement, we will receive a royalty based on sales of Watson's generic version of Cardizem® LA . The agreement generally provides that Watson will not commence marketing and sales of its generic product earlier than April 1, 2009. As part of the settlement, we granted Watson an exclusive license to our U.S. patents covering Cardizem® LA for a generic version of Cardizem® LA.

  •
  Cardizem® CD — Sun Pharmaceutical Industries, Ltd., India ("Sun India") is seeking FDA approval for generic versions of Cardizem® CD , including the 360mg dosage strength which currently is not subject to generic competition. There are currently no unexpired patents listed against our 360mg Cardizem® CD product in the FDA's Orange Book database. FDA approval of Sun India's 360mg product could have a material adverse impact on the overall sales of our Cardizem® CD branded product and on the carrying value of the intangible asset associated with the Cardizem® trademark.

        We intend to continue to aggressively defend our intellectual property against infringement.

        We do not currently anticipate any meaningful contribution from our existing product-development pipeline until the 2010-2011 timeframe. Any success in our product-development programs would be reflective of the investments in research and development we make over a number of years. On an ongoing basis, we review and optimize the projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

government required testing and approval procedures, technological developments, and strategic marketing decisions.

        As part of our New Strategic Focus on specialty CNS markets, we are targeting an investment of approximately $600 million in research and development from 2008 to 2012. In this regard, business development efforts to in-license or acquire products targeting specialty CNS markets are active with a number of U.S. and international companies. Until we in-license or acquire new specialty CNS products, we expect our research and development expenses to track below historical levels, reflecting reduced project spending and the closure of our research and development facility in Ireland.

        We are currently reviewing our procurement levels and practices and the structure of our support functions to ensure they are appropriately aligned with our Company's size and revenue base. Over the next several quarters, our ongoing and planned efficiency initiatives are expected to result in additional charges to earnings. Cumulatively, these charges, including $72.8 million recorded in 2008, are expected to be in the range of $80 million to $100 million, of which the cash component is expected to be $20 million to $40 million, including $10.2 million incurred through December 31, 2008. We anticipate that these efficiency initiatives, including the closures of our Puerto Rico and Ireland facilities, once fully implemented, will result in annual savings of $30 million to $40 million. We also remain focused on the resolution of our remaining legacy litigation matters.

CHANGES IN BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

        Effective May 1, 2008, our Board of Directors appointed Dr. Douglas Squires as Chairman of the Board of Directors. Dr. Squires was previously our Interim Chairman and CEO.

        At our 2008 annual meeting of shareholders held on August 8, 2008, the following new members were elected to our Board of Directors: Serge Gouin, Chairman of Quebecor Media Inc.; David Laidley, retired partner and former Chairman of Deloitte & Touche Canada; Spencer Lanthier, retired partner and former Chairman and Chief Executive of KPMG Canada; Mark Parrish, President of the International Association of Pharmaceutical Wholesalers and Senior Advisor, Frazer Healthcare Ventures; and Robert Power, former Executive Vice-President of Global Business Operations of Wyeth. In addition, Dr. Laurence Paul, Lloyd Segal, Dr. Squires, Michael Van Every, and William Wells were re-elected to our Board of Directors.

        Following the 2008 annual meeting of shareholders, the independent members of our Board of Directors appointed Mr. Lanthier as Lead Director.

Senior Management

        Effective May 1, 2008, our Board of Directors appointed Mr. Wells to succeed Dr. Squires as our CEO. Mr. Wells joined our Board of Directors in 2005, and had been Lead Director since June 30, 2007. As CEO, Mr. Wells remains on our Board of Directors. Consistent with our historical practice and our Company's corporate, operational and tax structure, Mr. Wells, as our key decision maker, is based in Barbados, where he also serves as President of Biovail Laboratories International SRL, our Company's principal operating subsidiary.

        Effective November 24, 2008, Dr. Christian Fibiger was appointed to the newly created role of Chief Scientific Officer ("CSO"). As CSO, Dr. Fibiger will be based in Barbados and will oversee the development of our product pipeline. In June 2008, we appointed Dr. Robert Butz as Vice-President, Medical and Scientific Affairs, and, in August 2008, Dr. Neil Sussman was appointed Vice-President, Neurologic and Psychiatric Development. Each of these individuals has extensive pharmaceutical industry experience and expertise in the field of CNS disorders.

        Effective September 3, 2008, Margaret Mulligan, FCA, was appointed as our new CFO. Mrs. Mulligan succeeded Adrian de Saldanha, who had served as our Interim CFO since March 24, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

MAJOR PRODUCTS

        The following table displays selected information regarding our major brand name products by therapeutic area:

BRAND NAME	INDICATION(S)	MARKET	COMMERCIALIZATION

Specialty CNS

Xenazine®	Huntington's chorea	U.S.	Supply and distribution agreement with Ovation.

Nitoman®	Hyperkinetic movement disorders, including Huntington's chorea	Canada	Effective December 1, 2008, marketed and distributed by our internal sales organization, Biovail Pharmaceuticals Canada ("BPC").

Non-Specialty CNS

Wellbutrin XL®	Depression	U.S.	Supply and distribution agreement with affiliates of GlaxoSmithKline plc ("GSK").

Ativan®	Anxiety	U.S.	Distributed by our subsidiary BTA Pharmaceuticals, Inc. ("BTA").

Aplenzin™	Depression	U.S.	Supply and distribution agreement with sanofi-aventis.

Wellbutrin® XL, SR	Depression	Canada	Marketed and/or distributed by BPC.

Zyban®	Smoking cessation	Canada	Distributed by BPC.

Pain Management

Ultram® ER	Moderate to moderately severe chronic pain	U.S.	Supply and distribution agreement with Ortho-McNeil, Inc. ("OMI"), now known as PriCara (a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.).

Ralivia™	Moderate to moderately severe chronic pain	Canada	Marketed and distributed by BPC.

Antiviral

Zovirax®	Herpes	U.S.	Distributed by BTA and promoted by Sciele Pharma, Inc. ("Sciele") from December 2006 until October 2008. In January 2009, Publicis Selling Solutions, Inc. ("PSS"), a contract sales organization, assumed promotional marketing responsibility.

Cardiovascular

Cardizem® LA	Hypertension and angina	U.S.	Supply and distribution agreement with Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott Laboratories).

Cardizem® CD	Hypertension and angina	U.S.	Distributed by BTA.

Vasotec®, Vaseretic®	Hypertension and congestive heart failure	U.S.	Distributed by BTA.

Tiazac®	Hypertension and angina	U.S.	Supply and distribution agreement with Forest Laboratories, Inc. ("Forest").

Isordil®	Angina	U.S.	Distributed by BTA.

Glumetza®	Type 2 diabetes	U.S.	Supply agreement with Depomed.

Tiazac® XC, Tiazac®	Hypertension and angina	Canada	Marketed and/or distributed by BPC.

Glumetza®	Type 2 diabetes	Canada	Marketed and distributed by BPC.

Cardizem® CD	Hypertension and angina	Canada	Distributed by BPC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        In addition to the brand name products noted above, our product portfolio includes bioequivalent ("Generic") versions of Adalat CC, Cardizem® CD, Procardia XL and Voltaren XR products, which we supply to an affiliate of Teva Pharmaceuticals Industries Ltd. ("Teva") for distribution in the U.S.

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for each of the last three years:

				Change
	Years Ended December 31			2007 to 2008		2006 to 2007
($ in 000s, except per share data)	2008	2007	2006	$	%	$	%
Revenue	$757,178	$842,818	$1,067,722	(85,640)	(10)	(224,904)	(21)
Income from continuing operations	199,904	195,539	215,474	4,365	2	(19,935)	(9)
Net income	199,904	195,539	211,626	4,365	2	(16,087)	(8)
Basic and diluted earnings per share:
Income from continuing operations	$1.25	$1.22	$1.35	0.03	2	(0.13)	(10)
Net income	$1.25	$1.22	$1.32	0.03	2	(0.10)	(8)

Cash dividends declared per share	$1.50	$1.50	$1.00	—	—	0.50	50

Total assets	$1,623,565	$1,782,115	$2,192,442	(158,550)	(9)	(410,327)	(19)
Long-term obligations	—	—	410,525	—	—	(410,525)	(100)

Impact of Current Market Conditions

        During 2008, weakening general economic and financial market conditions had a negative impact on our results of operations, as reflected in the $4.2 million restructuring charge we recorded to reflect lower expected sublease rentals for our Bridgewater, New Jersey facility, and an $8.6 million other-than-temporary impairment charge in respect of our investment in auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities"). With these exceptions, however, our results of operations, financial condition, and cash flows were not materially affected by impairment charges, or other transactions or events related to the economic downturn in 2008. In particular, we did not observe a notable change in the demand for our products and services as a result of the deterioration in general economic conditions, nor did the uncertainty in the global credit and capital markets have a notable impact on our liquidity, as we had no need to raise capital due to the sufficiency of our existing cash resources and continuing cash flows to fund our current operations and growth objectives in 2008.

Results of Operations

        Total revenue declined $85.6 million, or 10%, to $757.2 million in 2008, compared with $842.8 million in 2007. A significant factor in this decline was lower revenue from Wellbutrin XL® as a result of the launch of a generic version of the 150mg product on May 30, 2008, which followed the earlier genericization of the 300mg dosage strength in December 2006. This decline also reflected a reduction in Cardizem® LA product sales, due to lower prescription volumes in 2008, and higher shipments of 120mg and 180mg dosage strengths in the first quarter of 2007 to address a backorder that existed at the end of 2006. Those factors were partially offset by the impact of higher pricing of our off-patent branded pharmaceutical ("Legacy") products, which more than offset declining prescription volumes for these products.

        Total revenue declined $224.9 million, or 21%, to $842.8 million in 2007, compared with $1,067.7 million in 2006. This decline was due mainly to the impact of generic competition on sales of 300mg Wellbutrin XL® product, as well as the impact of the tiered supply price for Wellbutrin XL® sales to GSK. In addition, this decline reflected lower revenue from Generic product sales, due mainly to lower prescription volumes and pricing on certain of these products. Those factors were partially offset by higher revenue from Ultram® ER , Zovirax® and Cardizem® LA product sales, reflecting price increases and/or higher prescription volumes. In

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

addition, product sales were negatively impacted in 2006 by certain manufacturing issues we experienced related primarily to the production of lower dosage 120mg and 180mg Cardizem® LA products. We resumed full production of Cardizem® LA in early 2007.

        Changes in foreign currency exchange rates had a negligible overall effect on total revenue in 2008 relative to 2007; however, exchange rate changes increased total revenue by approximately $5.1 million, or 0.6%, in 2007, compared with 2006, due to a strengthening of the Canadian dollar relative to the U.S. dollar in 2007. A stronger Canadian dollar, while favourable on revenue, has an adverse impact on our operating expenses. Where possible, we manage our exposure to foreign currency exchange rate changes through operational means, mainly by matching our cash flow exposures in foreign currencies. As a result, the positive impact of a stronger Canadian dollar on revenue generated in Canadian dollars, but reported in U.S. dollars, is largely counteracted by an opposing effect on operating expenses incurred in Canadian dollars. As our Canadian dollar-denominated expenses exceeded our Canadian dollar-denominated revenue base, the appreciation of the Canadian dollar in 2007 had the overall effect of reducing our net income as reported in U.S. dollars.

        Net income increased $4.4 million, or 2%, to $199.9 million (basic and diluted EPS of $1.25) in 2008, compared with $195.5 million (basic and diluted EPS of $1.22) in 2007, and net income in 2007 declined $16.1 million, or 8%, compared with $211.6 million (basic and diluted EPS of $1.32) in 2006.

        The following table displays specific items that impacted net income in the last three years, and the impact of these items (individually and in the aggregate) on basic and diluted EPS. EPS figures may not add due to rounding.

	2008		2007		2006
($ in 000s, except per share data; Income (Expense))	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Deferred income tax benefit(1)	$90,000	$0.56	$—	$—	$—	$—
Restructuring costs	(70,202)	$(0.44)	(668)	$—	(15,126)	$(0.09)
Legal settlements, net of insurance recoveries	(32,565)	$(0.20)	(95,114)	$(0.59)	(14,400)	$(0.09)
Loss on impairment of investments	(9,869)	$(0.06)	(8,949)	$(0.06)	—	$—
Management succession costs(2)	(7,414)	$(0.05)	—	$—	—	$—
Gain on disposal of investments	6,534	$0.04	24,356	$0.15	—	$—
Proxy contest costs(2)	(6,192)	$(0.04)	—	$—	—	$—
Equity loss	(1,195)	$(0.01)	(2,528)	$(0.02)	(529)	$—
Loss on early extinguishment of debt	—	$—	(12,463)	$(0.08)	—	$—
Intangible asset impairments, net of gain on disposal	—	$—	(9,910)	$(0.06)	(143,000)	$(0.89)
Contract costs (recovery)	—	$—	1,735	$0.01	(54,800)	$(0.34)
Asset impairments of discontinued operation(3)	—	$—	—	$—	(1,084)	$(0.01)

Total	$(30,903)	$(0.19)	$(103,541)	$(0.64)	$(228,939)	$(1.43)

(1)
Included in provision for (recovery of) income taxes in the 2008 consolidated statement of income.

(2)
Included in selling, general and administrative expenses in the 2008 consolidated statement of income.

(3)
Included in loss from discontinued operation in the 2006 consolidated statement of income.

Cash Dividends

        Our current dividend policy contemplates the payment of a quarterly dividend of $0.375 per share, subject to our financial condition and operating results, and the discretion of our Board of Directors. This policy is reviewed by our Board of Directors from time to time with regard to our capital requirements, and strategic and business development considerations.

        Cash dividends declared per share were $1.50, $1.50 and $1.00 in 2008, 2007 and 2006, respectively. On February 26, 2009, our Board of Directors declared a quarterly cash dividend of $0.375 per share, payable on April 6, 2009. Upon payment of this dividend, we will have distributed $4.875 per share to our shareholders since implementing our dividend program in December 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Financial Condition

        At December 31, 2008 and 2007, we had cash and cash equivalents of $317.5 million and $433.6 million, respectively, and there were no borrowings outstanding under our $250 million credit facility, or other outstanding long-term debt. Operating cash flows are a significant source of liquidity. We utilized those cash flows, and a portion of our existing cash resources, to fund the following amounts paid during 2008:

  •
  $101.9 million related to the acquisition of Prestwick;

  •
  $83.0 million to fund the settlement of the U.S. and Canadian securities class actions;

  •
  $45.1 million to GSK in settlement of the accrued contract costs associated with the introduction of generic competition to Wellbutrin XL® (as described below under "Results of Operations — Contract Costs (Recovery)"); and

  •
  $10.0 million to settle the SEC investigation.

        At December 31, 2008, we had dividends payable of $59.3 million in respect of our third quarter 2008 results, which were paid on January 5, 2009. In 2007, the comparable third quarter dividend was paid on November 30, 2007. In addition, at December 31, 2008, we accrued $24.6 million in respect of the agreement in principle to settle the USAO investigation, which has not been paid pending the final Court approval of the settlement agreement, and $5.3 million in respect of the settlement of the OSC investigation, which was paid in January 2009.

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

  •
  pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  royalties from the sale of products we developed or acquired, and the co-promotion of pharmaceutical products owned by other companies.

        The following table displays the dollar amount of each source of revenue for each of the last three years; the percentage of each source of revenue, compared with total revenue in the respective year; and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Product sales	714,548	94	801,046	95	1,021,278	96	(86,498)	(11)	(220,232)	(22)
Research and development	24,356	3	23,828	3	21,593	2	528	2	2,235	10
Royalty and other	18,274	2	17,944	2	24,851	2	330	2	(6,907)	(28)

Total revenue	757,178	100	842,818	100	1,067,722	100	(85,640)	(10)	(224,904)	(21)

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Product Sales

        The following table displays product sales by internal reporting category for each of the last three years; the percentage of each category compared with total product sales in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Wellbutrin XL®	120,745	17	212,325	27	450,329	44	(91,580)	(43)	(238,004)	(53)
Ultram® ER	81,875	11	86,714	11	53,724	5	(4,839)	(6)	32,990	61
Xenazine®/Nitoman®(1)	3,736	1	—	—	—	—	3,736	NM	—	—
Zovirax®	150,613	21	147,120	18	112,388	11	3,493	2	34,732	31
BPC(2)	70,580	10	61,889	8	68,723	7	8,691	14	(6,834)	(10)
Cardizem® LA	48,002	7	69,300	9	56,509	6	(21,298)	(31)	12,791	23
Legacy	154,206	22	136,855	17	139,853	14	17,351	13	(2,998)	(2)
Generic	83,246	12	86,843	11	141,075	14	(3,597)	(4)	(54,232)	(38)
Glumetza® (U.S.)	1,545	—	—	—	—	—	1,545	NM	—	—
Teveten	—	—	—	—	(1,323)	—	—	—	1,323	NM

Total product sales	714,548	100	801,046	100	1,021,278	100	(86,498)	(11)	(220,232)	(22)

NM — Not meaningful

(1)
Includes Nitoman® sales made prior to December 1, 2008.

(2)
Effective December 1, 2008, BPC assumed the marketing and distribution of Nitoman®.

Wellbutrin XL®

        Wellbutrin XL® product sales declined $91.6 million, or 43%, to $120.7 million in 2008, compared with $212.3 million in 2007, reflecting that the positive effect on our supply prices of price increases implemented by GSK during 2008, was more than offset by the impact on volumes resulting from the introduction of generic competition to the 150mg product in May 2008, as well as the continuing sales erosion of the 300mg product following the genericization of that dosage strength in December 2006. In addition, our supply price for Wellbutrin XL® is based on an increasing tiered percentage of GSK's net selling price. The supply price is reset to the lowest tier at the start of each calendar year. As a result of the introduction of generic competition to the 150mg product, GSK total sales of Wellbutrin XL® did not meet the sales-dollar threshold to increase our supply price above the first tier in 2008, which accounted for approximately 4% of the year-over-year decline. We do not anticipate that GSK's net sales of Wellbutrin XL® will meet the sales dollar-threshold to increase our supply price above the first tier in 2009, or beyond.

        The $238.0 million, or 53%, decline in Wellbutrin XL® product sales to $212.3 million in 2007, compared with $450.3 million in 2006, reflected the impact that the introduction of generic competition to the 300mg product had on volumes, as well as on the tiered supply price for Wellbutrin XL®. Due to the impact of generic competition, GSK's net sales of Wellbutrin XL® in 2007 only met the sales-dollar threshold to increase our supply price from the first to second tier in the fourth quarter, while in the second and third quarters of 2006, GSK's net sales exceeded the thresholds to achieve the second and third tier supply prices, respectively. As a result, approximately 40% of the decline in Wellbutrin XL® product sales in 2007 was attributable to the impact of tier pricing, with the balance of the decline due mainly to lower volumes of 300mg product sold to GSK. Those factors were partially offset by: the positive effect on our supply price of a reduction in GSK's 2006 year-end provision for 300mg product returns, due to slower than anticipated generic erosion; the positive effect on our supply price of price increases implemented by GSK during 2007 and 2006; and the inclusion of Wellbutrin XR® sold to GSK for the European market.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Ultram® ER

        Ultram® ER product sales declined $4.8 million, or 6%, to $81.9 million in 2008, compared with $86.7 million in 2007, reflecting a provision of $6.5 million (exclusive of $600,000 of inventory write-offs and $1.0 million of administrative expenses) related to a voluntary recall of certain lots of Ultram® ER 100mg tablets from wholesalers and pharmacies initiated in the fourth quarter of 2008, due to a manufacturing issue not related to patient safety. The recall included affected product still at PriCara. We expect to address any resulting shortfall in our supply of 100mg product to PriCara in the first half of 2009. Ultram® ER product sales were also impacted in 2008 by lower sales of sample supplies to PriCara. Those factors were partially offset by the positive effect on our supply price of price increases implemented by PriCara during 2008 and a change in prescription mix from the 100mg product to the higher 200mg and 300mg dosage strengths. Effective January 1, 2009, our contractual supply price to PriCara (which is determined based on a percentage PriCara's net selling price for Ultram® ER) declined by 2.5 percentage points.

        In 2007, Ultram® ER product sales increased $33.0 million, or 61%, to $86.7 million, compared with $53.7 million in 2006, due to higher prescription volumes, as well as a contractual increase in our supply price to PriCara effective January 1, 2007, and the positive effect on our supply price of a price increase implemented by PriCara during 2007. Those factors were partially offset by a reduction in inventory levels of Ultram® ER owned by PriCara over the course of 2007.

Xenazine®/Nitoman®

        We recognized $2.6 million of revenue from Xenazine® products sales in the U.S. following the launch of this product by Ovation on November 24, 2008. Sales of Nitoman® in Canada made prior to December 1, 2008 amounted to $1.1 million. Nitoman® sales were $426,000 in December 2008, which are included in BPC product sales described below.

Zovirax®

        Zovirax® product sales increased $3.5 million, or 2%, to $150.6 million in 2008, compared with $147.1 million in 2007, and increased $34.7 million, or 31%, in 2007, compared with $112.4 million in 2006, reflecting price increases we implemented for these products during each of those years. These price increases more than offset modest declines in prescription volumes in 2008 and 2007, compared with the immediately preceding years.

        In December 2006, we entered into a five-year exclusive promotional services agreement with Sciele, whereby we were to pay Sciele an annual fee to provide detailing and sampling support for Zovirax® products to U.S. physicians. In October 2008, we terminated our agreement with Sciele as a result of Sciele's merger with Shionogi & Co., Ltd. Commencing in January 2009, we engaged PSS to continue the promotion of Zovirax®. By switching to a contract sales organization, we will retain a greater share of Zovirax®'s economics, as we do not have a revenue-sharing provision in our agreement with PSS.

BPC

        Sales of BPC products increased $8.7 million, or 14%, to $70.6 million in 2008, compared with $61.9 million in 2007, and declined $6.8 million, or 10%, in 2007, compared with $68.7 million in 2006. Changes in exchange rates between the Canadian dollar and the U.S. dollar in 2008 had a negligible overall effect on BPC's Canadian dollar-denominated revenue as reported in U.S. dollars; however, excluding the positive effect of the strengthening of the Canadian dollar relative to the U.S. dollar in 2007, BPC product sales declined 15% in 2007, compared with 2006.

        The increase in BPC product sales in 2008, compared with 2007, was primarily due to higher sales of our promoted Wellbutrin® XL, Tiazac® XC, Ralivia™ and Glumetza® products, which more than offset lower sales, resulting from generic competition, of our Tiazac® and Wellbutrin® SR products. On the other hand, the decline in BPC product sales in 2007, compared with 2006, reflected that lower sales of our genericized Tiazac® and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Wellbutrin® SR products more than offset year-over-year increases in sales of our promoted Tiazac® XC and Wellbutrin® XL products.

Cardizem® LA

        Cardizem® LA product sales include the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005, which is being amortized over seven years on a straight-line basis. This amortization amounted to $15.1 million in each of the last three years.

        Revenue from sales of Cardizem® LA declined $21.3 million, or 31%, to $48.0 million in 2008, compared with $69.3 million in 2007, reflecting lower prescription volumes in 2008, and higher shipments of 120mg and 180mg Cardizem® LA products to Kos in the first quarter of 2007 made to address the backorder for those strengths that existed at the end of 2006. Those factors were partially offset by the positive effect on our supply price of price increases implemented by Kos during 2008.

        Cardizem® LA product sales increased $12.8 million, or 23%, to $69.3 million in 2007, compared with $56.5 million in 2006. The increase in Cardizem® LA product sales reflected the positive effect on our supply price of price increases implemented by Kos during 2007, which more than offset a decline in prescription volumes. In addition, certain manufacturing issues related primarily to the production of 120mg and 180mg dosage strengths negatively impacted sales in 2006.

Legacy

        Our Legacy products include Ativan®, Cardizem® CD, Vasotec®, Vaseretic®, Tiazac®, and Isordil® which are sold primarily in the U.S. Although we do not actively promote these products as they have been genericized, our Legacy products continue to benefit from high brand awareness and physician and patient loyalty.

        Sales of Legacy products increased $17.4 million, or 13%, to $154.2 million in 2008, compared with $136.9 million in 2007, reflecting the price increases implemented for these products (excluding Tiazac®) during 2008, which more than offset year-over-year declines in prescription volumes. Legacy product sales declined $3.0 million, or 2%, to $136.9 million in 2007, compared with $139.9 million in 2006, reflecting lower pricing and/or prescription volumes for branded and generic Tiazac®, as a result of the introduction of an additional generic competitor in November 2006.

Generic

        Sales of Generic products declined $3.6 million, or 4%, to $83.2 million in 2008, compared with $86.8 million in 2007, and declined $54.2 million, or 38%, in 2007, compared with $141.1 million in 2006, primarily due to lower prescription volumes and pricing for these products because of increased competition and changes in Teva's customer base, as well as shelf-stock adjustments granted by Teva to its customers. In 2008, those factors were partially offset by the benefit of a $4.5 million adjustment made by Teva in the third quarter to reduce its chargeback provision related to past sales of our Generic products.

Glumetza® (U.S.)

        We recognized $1.5 million of revenue in 2008 related to our initial supply of 1000mg Glumetza® product and samples to Depomed for the U.S. market.

Research and Development Revenue

        Research and development revenue from clinical research and laboratory testing services provided to external customers by our contract research division increased $739,000, or 3%, to $22.6 million in 2008, compared with $21.9 million in 2007, and increased $295,000, or 1%, in 2007, compared with $21.6 million in

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

2006. Other product development activities conducted on behalf of third parties generated revenue of $1.7 million and $1.9 million in 2008 and 2007, respectively.

Royalty and Other Revenue

        Royalties from third parties on sales of products we developed or acquired and other revenue increased $330,000, or 2%, to $18.3 million in 2008, compared with $17.9 million in 2007, and declined $6.9 million, or 28%, in 2007, compared with $24.9 million in 2006. In December 2006, we ended our co-promotion of Ultram® ER and AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg product in the U.S., and, as a result, we did not earn any revenue from co-promoting these products in 2007 or 2008.

Operating Expenses

        The following table displays the dollar amount of each operating expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Cost of goods sold	197,167	26	223,680	27	211,152	20	(26,513)	(12)	12,528	6
Gross margin	72%		72%		79%
Research and development	92,844	12	118,117	14	95,479	9	(25,273)	(21)	22,638	24
Selling, general and administrative	188,922	25	161,001	19	238,441	22	27,921	17	(77,440)	(32)
Amortization of intangible assets	51,369	7	48,049	6	56,457	5	3,320	7	(8,408)	(15)
Restructuring costs	70,202	9	668	—	15,126	1	69,534	NM	(14,458)	(96)
Legal settlements, net of insurance recoveries	32,565	4	95,114	11	14,400	1	(62,549)	(66)	80,714	561
Intangible asset impairments, net of gain on disposal	—	—	9,910	1	143,000	13	(9,910)	(100)	(133,090)	(93)
Contract costs (recovery)	—	—	(1,735)	—	54,800	5	1,735	(100)	(56,535)	(103)

Total operating expenses	633,069	84	654,804	78	828,855	78	(21,735)	(3)	(174,051)	(21)

NM — Not meaningful

Cost of Goods Sold and Gross Margins

        Cost of goods sold includes: manufacturing, packaging, shipping and handling costs for products we produce; the cost of products we purchase from third parties; royalty payments we make to third parties; and lower of cost or market adjustments to inventories.

        Gross margins based on product sales were 72%, 72% and 79% in 2008, 2007 and 2006, respectively. The following factors had an unfavourable impact on gross margins in 2008, compared with 2007:

  •
  a lower absorption of overhead costs due mainly to excess manufacturing capacity associated with decreased production volumes for Wellbutrin XL®, Cardizem® LA and Generic products;

  •
  the reduced contribution from higher margin 150mg Wellbutrin XL® product sales as a result of the introduction of generic competition, and the inclusion of lower margin Xenazine® and Nitoman® product sales;

  •
  the provision for returns of recalled Ultram® ER 100mg tablets, and a write-off to cost of goods sold of $600,000 of affected Ultram® ER product remaining in our inventory;

  •
  an increase in amortization expense of $6.4 million in 2008, compared with 2007, related to the $40.7 million deferred charge for payments we made to GSK in consideration for reduced supply prices for Zovirax® products; and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  the inclusion of $2.4 million of costs associated with the transfer of certain manufacturing and packaging processes from our Puerto Rico facilities to our Steinbach, Manitoba facility in connection with our New Strategic Focus, partially reduced by lower depreciation expense as a result of the write-down of the manufacturing plants and equipment located in Puerto Rico.

        Those factors were partially offset by:

  •
  the positive impact of price increases we implemented for Zovirax® and certain Legacy products during 2008, and the positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic marketing partners during 2008;

  •
  the inclusion of the $4.5 million chargeback adjustment from Teva in the third quarter of 2008; and

  •
  lower charges for obsolescence related to inventories of certain of our products that were in excess of anticipated demand, and a recovery from PriCara in 2008 of $1.0 million related to the cost of Ultram® oral disintegrating tablet ("ODT") inventory that had been previously written-off.

        The following factors had an unfavourable impact on gross margins in 2007, compared with 2006:

  •
  lower volumes of higher margin 300mg Wellbutrin XL® product sold to GSK, net of the reduction in GSK's provision for 300mg product returns;

  •
  lower supply prices for 150mg and 300mg Wellbutrin XL® product sold to GSK, as a result of not achieving the third tier supply price in 2007, and the later achievement of the second tier supply price in 2007 as compared to 2006;

  •
  the negative impact of lower pricing on Generic product sales;

  •
  the inclusion of amortization expense of $9.1 million related to the Zovirax® deferred charge;

  •
  the inclusion of $7.9 million for our one-third share of a royalty expense on sales of 150mg Wellbutrin XL® product following the settlement in February 2007 of a patent-infringement suit between GSK and Andrx;

  •
  lower absorption of overhead costs due to decreased Wellbutrin XL® production volumes;

  •
  increases in obsolescence reserves for excess inventory; and

  •
  the unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated manufacturing expenses.

        Those factors were partially offset by:

  •
  the positive impact of price increases we implemented for Zovirax® and certain Legacy products during 2007, and the positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic marketing partners during 2007, together with the contractual increase in our supply price for Ultram® ER; and

  •
  lower levels of rejected lots of Ultram® ER and Cardizem® LA in 2007, as a result of the resolution of manufacturing issues we experienced related to these products in 2006.

Research and Development Expenses

        Expenses related to internal research and development programs include: employee compensation costs; overhead and occupancy costs; clinical trial costs; clinical manufacturing and scale-up costs; and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        In the second half of 2008, following the announcement of our New Strategic Focus, we conducted a review of the projects in our development portfolio in order to identify existing programs that were consistent with our New Strategic Focus on specialty CNS products, or which represented traditional reformulation opportunities

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

that met our financial and commercialization criteria. Our pipeline included a number of products that fit into the latter category, including BVF-045 and BVF-324, as well as our ANDA programs. However, as a consequence of our review, we terminated the BVF-239 program for the treatment of a cardiovascular disease.

        In addition to BVF 239, we have also decided to discontinue the development of BVF-012, an enhanced absorption formulation of venlafaxine, following a reassessment of the product's commercial potential.

        Our remaining pipeline products are in various stages of development, with the most advanced being the ANDA programs BVF-065, BVF-203 and BVF-058, which are currently being reviewed by the FDA. We are pursuing a development partner to share the risks and costs associated with the clinical development of BVF-045, and we currently anticipate initiating Phase III studies for BVF-324 in Europe in mid-2009.

        The following table displays the dollar amount of each research and development expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Internal research and development programs	69,811	9	100,610	12	77,795	7	(30,799)	(31)	22,815	29
Contract research services provided to external customers	23,033	3	17,507	2	17,684	2	5,526	32	(177)	(1)

Total research and development expenses	92,844	12	118,117	14	95,479	9	(25,273)	(21)	22,638	24

        Internal research and development expenses declined $30.8 million, or 31%, to $69.8 million in 2008, compared with $100.6 million in 2007, reflecting the closure of our facility in Ireland and reduced direct project spending as we sought to optimize the projects in our development portfolio. These declines also reflected the cost of clinical trial and scale-up activities conducted in 2007 related to Aplenzin™ and Phase III safety studies conducted in connection with the BVF-146 program (as described below). Internal research and development program expenses increased $22.8 million, or 29%, to $100.6 million in 2007, compared with $77.8 million in 2006, primarily due to the costs of clinical and scale-up activities for Aplenzin™ and BVF-146.

        The BVF-146 program was terminated in March 2008 following a reassessment of the commercial opportunity for a once-daily combination product consisting of tramadol and a non-steroidal anti-inflammatory drug. In the first quarter of 2008, we accrued $7.9 million for the estimated contractual obligations to wind down and close out a long-term safety study that was underway for BVF-146. These obligations primarily consisted of fees and other costs that we are contractually obligated to pay to the contract research organization and investigators conducting this study. The anticipated findings from this study were determined to have no alternative future use in other identifiable projects. At December 31, 2008, $2.1 million remained accrued related to the settlement of the remaining obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        Costs associated with providing contract research services to external customers increased $5.5 million, or 32%, to $23.0 million in 2008, compared with $17.5 million in 2007, reflecting higher unabsorbed overhead costs and $1.2 million of employee severance payments at our contract research division due to the decline in activity related to internal product-development programs. The cost of providing contract research services was relatively unchanged in 2007, compared with 2006.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include: employee compensation costs associated with sales and marketing, finance, legal, information technology, human resources, and other administrative functions; outside legal fees; product promotion expenses; overhead and occupancy costs; and other general and administrative costs.

        Selling, general and administrative expenses increased $27.9 million, or 17%, to $188.9 million in 2008, compared with $161.0 million in 2007, and declined $77.4 million, or 32%, in 2007, compared with $238.4 million in 2006.

        The increase in selling, general and administrative expense in 2008, compared with 2007, was primarily due to:

  •
  a decrease in insurance recoveries related to legal costs of $20.5 million in 2008, as we have exhausted our director and officer liability insurance for claims related to the legacy litigation and regulatory matters in respect of our 2002 to 2004 policy period;

  •
  the inclusion of management succession costs of $7.4 million and proxy contest costs of $6.2 million in 2008 (as described below);

  •
  the inclusion of consulting costs of $4.1 million in 2008 related to the development and implementation of our New Strategic Focus;

  •
  an increase in promotional spending related to the launch of Ralivia™ in Canada of $3.6 million in 2008;

  •
  an increase in compensation expense related to deferred share units ("DSUs") granted to directors of $1.5 million, as the cost of the annual grant of DSUs in 2007 was more than offset by a decline in the fair value of outstanding DSUs, due to a decline in the underlying trading price of our common shares; and

  •
  the inclusion of $1.0 million of third-party administrative costs associated with the recall of Ultram® ER 100mg tablets.

        Those factors were partially offset by:

  •
  a decrease in legal fees of $18.9 million in 2008, as a result of the recent settlement of certain legacy litigation and regulatory matters, partially offset by higher indemnification payments (as described below).

        The decline in selling, general and administrative expenses in 2007, compared with 2006, was primarily due to:

  •
  cost savings in 2007 associated with a headcount reduction in our U.S. operations, as a result of the elimination of our U.S. specialty sales force in December 2006, and a discontinuance of spending on sales and marketing activities to support Zovirax®, partially offset by compensation of $17.2 million paid to Sciele for its promotional services (as described below under "Restructuring Costs");

  •
  a decrease in legal costs of $19.0 million, net of insurance recoveries, related to ongoing litigation and regulatory matters (as described below);

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  lower expenses related to Sarbanes-Oxley Act of 2002 compliance, and corporate governance and strategic planning initiatives completed in 2006;

  •
  lower stock-based compensation expense due to a reduction in the overall number of stock options granted to employees in 2007, together with a lower estimated grant-date fair value for these options, as well as a recovery of compensation expense related to DSUs in 2007, as a result of the decline in the underlying trading price of our common shares; and

  •
  overall cost containment initiatives.

        Those factors were partially offset by:

  •
  the unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated selling, general and administrative expenses.

        The management succession costs described above were associated with the contractual obligations related to Dr. Squires ceasing to serve as our CEO and the ensuing appointment of Mr. Wells to that role, as well as previously unrecognized compensation expense in the amount of $2.1 million, recognized upon the cancellation in May 2008 of certain stock options and Restricted Share Units ("RSUs") previously granted to Dr. Squires. In addition, in the fourth quarter of 2008, these succession costs included contractual severance benefits payable to Mr. Howling and Mr. Miszuk upon their departure from our Company.

        The proxy contest costs described above were incurred in connection with the contested election of our nominees to the Board of Directors at our 2008 annual meeting of shareholders.

        Legal costs amounted to $41.3 million, $39.6 million and $58.6 million in 2008, 2007 and 2006, respectively. Legal costs in 2007 were reported net of insurance recoveries of $20.5 million. Legal costs included amounts related to matters we do not consider to be in the ordinary course of business, such as the S.A.C. complaint, governmental and regulatory inquiries, securities class actions, and defamation claims (as described in note 28 to our Consolidated Financial Statements). As a result of the settlements and agreements in principle to resolve most of these matters (as described above under "Recent Developments — Resolution of Legacy Litigation and Regulatory Matters"), we do not expect to incur additional significant legal costs related to these matters. However, we may continue to incur considerable legal costs related to new litigation proceedings and to the remaining unresolved legacy matters (including our indemnification obligations to certain former officers and directors in respect of certain of these legacy proceedings) for an indefinite period, as we cannot predict the outcome or timing of when each of these matters may be resolved.

Amortization of Intangible Assets

        Amortization expense increased $3.3 million, or 7%, to $51.4 million in 2008, compared with $48.0 million in 2007, due to the inclusion of amortization of the Prestwick identifiable intangible assets. The decline in amortization expense of $8.4 million, or 15%, to $48.0 million in 2007, compared with $56.5 million in 2006, reflected reduced amortization related to Vasotec®, Vaseretic® and Glumetza® intangible assets following the write-down of these assets in 2006 (as described below under "Impairment of Intangible Assets, Net").

Restructuring Costs

        In 2008, we incurred a restructuring charge of $70.2 million, as described above under "Recent Developments — Restructuring".

        In 2007, we incurred restructuring costs of $668,000 associated with the December 2006 restructuring described below. This charge related primarily to employee retention bonuses and additional contract termination costs, which were partially offset by higher than anticipated proceeds from the sale of leased vehicles at auction, and a change in the estimated future sublease rentals that could be obtained for the vacated portion of our Bridgewater, New Jersey facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        In December 2006, we eliminated our remaining U.S. specialty sales force and implemented other measures to reduce the operating and infrastructure costs of our U.S. operations, including the abandonment of large-scale manufacturing at our Chantilly, Virginia facility. We reduced our sales force and related functions by 115 positions, and administrative and other functions by 73 positions. These measures were considered necessary to address a lack of product-acquisition, or co-promotion opportunities, available to us on reasonable terms, to fully utilize our sales force. In 2006, we incurred a related restructuring charge $15.1 million consisting primarily of employee termination benefits, asset impairments, contract termination costs, and professional fees.

        As a result of the December 2006 restructuring, we no longer maintained a direct commercial presence in the U.S, and, consequently, we had engaged Sciele to promote Zovirax® to U.S. physicians. The cost savings associated with the elimination of our sales and marketing activities to support Zovirax® (net of the compensation paid to Sciele), and the reduction in headcount in our U.S. operations had a positive impact on our results of operations and cash flows in each of 2008 and 2007, relative to 2006.

Legal Settlements, Net

        In 2008, we recorded a charge of $32.6 million for legal settlements, which included $24.6 million related to the agreement in principle to settle with the USAO and $5.3 million related to the settlement of the OSC investigation, and, in 2007, we recorded a net charge of $95.1 million for legal settlements, of which $83.1 million (net of expected insurance recoveries) related to the settlement of the U.S. and Canadian securities class actions, and $10.0 million related to the settlement of the SEC investigation (as described above under "Recent Developments — Resolution of Legacy Litigation and Regulatory Matters").

        In 2006, we recorded a charge of $14.4 million for legal settlements, which included $11.7 million related to our one-third share of a settlement reached by GSK with Andrx related to a patent infringement suit by Andrx in respect of its U.S. patent purportedly covering 150mg Wellbutrin XL® product. We also agreed to pay one-third of the ongoing royalties on sales of 150mg Wellbutrin XL® product, which are recorded in cost of goods sold.

Intangible Asset Impairments, Net

        We perform an evaluation of intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Impairment exists when the carrying amount of an asset is not recoverable based on related undiscounted future cash flows, and its carrying amount exceeds its estimated fair value based on related discounted future cash flows.

        In 2008, we recorded an impairment charge of $7.5 million related to the write-off of the carrying value of our technology intangible assets (as described above under "Recent Developments — Restructuring"), which is included in restructuring costs in our 2008 consolidated statement of income.

        In 2007, during our annual evaluation of intangible assets for impairment, we identified certain product rights and technology intangible assets that were not recoverable due to the absence of any material future cash flows. We determined that the extent to which these assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. The assets identified as impaired included the product rights associated with Zolpidem ODT and Ultram® ODT due to the following events or changes in circumstances:

  •
  In December 2007, we decided not to market Zolpidem ODT for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007.

  •
  Also in December 2007, OMI notified us of its decision to terminate the Ultram® ODT supply agreement based on market considerations.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        As a result, we recorded an impairment charge of $9.9 million in 2007 to write down the carrying value of the Zolpidem ODT and Ultram® ODT product rights, as well as to write down the other identified product rights and technology intangible assets.

        In 2006, we recorded an impairment charge of $147.0 million as a result of the following events or changes in circumstances:

  •
  In September 2006, we were informed by Kos that it had decided to discontinue its involvement with Vasocard™. We had been developing Vasocard™ as a line extension to our Vasotec® and Vaseretic® product lines. We determined that without Kos's continued involvement, Vasocard™ had limited commercial potential, and, as a result, we suspended its development. Our evaluation of the estimated future cash flows associated solely with the existing Vasotec® and Vaseretic® product lines resulted in an impairment charge of $132.0 million to the related trademarks and product rights.

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

        Partially offsetting the impairment charge in 2006 was a $4.0 million gain we recorded on the disposal of four cardiovascular products to Athpharma Limited ("Athpharma"). We originally acquired these products from Athpharma in April 2003, and we expensed the original cost of these products at the date of acquisition.

Contract Costs (Recovery)

        In 2006, we accrued a provision of $46.4 million for the estimated amount of a payment we expected to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®. The maximum amount of this payment was reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK. During 2007, we recognized a partial recovery of this provision as GSK purchased additional sample supplies worth $1.3 million. In July 2008, we paid GSK $45.1 million in settlement of the remaining liability.

        In 2006, we accrued a provision of $8.4 million based on our estimate of the payment we were required to make to Kos for its lost profits due to our failure to supply minimum required quantities of Cardizem® LA during 2006. In 2007, we reduced that liability by $400,000 to reflect an agreed upon settlement amount of $8.0 million, which was paid to Kos in July 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Non-Operating Income (Expense)

        The following table displays the dollar amount of each non-operating income or expense category for each of the last three years; and the percentage changes in the dollar amount of each category.

	Years Ended December 31			Change
	2008	2007	2006	2007 to 2008		2006 to 2007
($ in 000s, Income (Expense))	$	$	$	$	%	$	%
Interest income	9,400	24,563	29,199	(15,163)	(62)	(4,636)	(16)
Interest expense	(1,018)	(9,745)	(35,203)	8,727	(90)	25,458	(72)
Foreign exchange gain (loss)	(1,057)	5,491	(2,360)	(6,548)	(119)	7,851	(333)
Equity loss	(1,195)	(2,528)	(529)	1,333	(53)	(1,999)	378
Loss on impairment of investments	(9,869)	(8,949)	—	(920)	10	(8,949)	NM
Gain on disposal of investments	6,534	24,356	—	(17,822)	(73)	24,356	NM
Loss on early extinguishment of debt	—	(12,463)	—	12,463	(100)	(12,463)	NM

Total non-operating income (expense)	2,795	20,725	(8,893)	(17,930)	(87)	29,618	(333)

NM — Not meaningful

Interest Income (Expense)

        Interest income declined $15.2 million, or 62%, to $9.4 million in 2008, compared with $24.6 million in 2007, and declined $4.6 million, or 16%, in 2007, compared with $29.2 million in 2006, reflecting year-over-year declines in our cash balances, primarily as a result of the redemption of our 7 7/8% Senior Subordinated Notes ("Notes") effective April 1, 2007, the acquisition of Prestwick in September 2008, and legal settlement and other payments made during 2008, together with lower prevailing interest rates.

        Interest expense (which includes standby fees and the amortization of deferred financing costs) declined $8.7 million, or 90%, to $1.0 million in 2008, compared with $9.7 million in 2007, and declined $25.5 million, or 72%, in 2007, compared with $35.2 million in 2006. Interest expense mainly comprised interest on our Notes prior to their redemption effective April 1, 2007.

Foreign Exchange Gain (Loss)

        We recognized foreign exchange losses of $1.1 million and $2.4 million in 2008 and 2006, respectively. In 2007, the Canadian dollar was trading at a then 30-year high relative to the U.S. dollar, which contributed to the recognition of a foreign exchange gain of $5.5 million in that year.

Equity Loss

        We recorded equity losses of $1.2 million, $2.5 million and $529,000 in 2008, 2007 and 2006, respectively, related to our investment in Western Life Sciences ("WLS"), a venture fund that invests in early-stage biotechnology companies. As of the end of the first quarter of 2008, our cumulative share of the net losses of WLS exceeded our investment. As we are not committed to make further capital contributions to WLS, we did not recognize any additional equity losses related to this investment in the last three quarters of 2008.

Loss on Impairment of Investments

        In 2008 and 2007, we recorded losses of $9.9 million and $8.9 million, respectively, related primarily to other-than-temporary declines in the estimated fair value of a portion of our investment in auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities"), as well as the write-down of the carrying values of certain available-for-sale equity investments to reflect other-than-temporary declines in their quoted market values.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Gain on Disposal of Investments

        In 2008, we recognized a gain of $3.1 million on the sale of a portion of our investment in common shares of Depomed, and we recognized a gain of $3.5 million on the disposal of our investment in common shares and convertible debt of Verdi (as described above under "Recent Developments — Disposal of Non-Core Assets").

        In 2007, we received cash consideration of $14.9 million on the liquidation of our investment in convertible preferred stock of Reliant Pharmaceuticals, Inc. ("Reliant"), following its acquisition by GSK, resulting in a gain on disposal of $8.6 million. We also recorded a gain of $15.7 million on the sale to Verdi of a portion of our investment in common shares of Ethypharm S.A. ("Ethypharm"). We received proceeds on disposal of $39.4 million in cash and $5.6 million in convertible debt of Verdi. We exchanged the remaining portion of our Ethypharm investment for common shares of Verdi.

Loss on Early Extinguishment of Debt

        In 2007, we recorded a charge of $12.5 million on the early redemption of our Notes, which comprised the premium paid to Noteholders of $7.9 million, as well as the net write-off of unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4.6 million.

Income Taxes

        The following table displays the dollar amount of the current and deferred provisions for income taxes for each of the last three years; and the percentage changes in the dollar amount of each provision. Percentages may not add due to rounding.

	Years Ended December 31			Change
	2008	2007	2006	2007 to 2008		2006 to 2007
($ in 000s, Income (Expense))	$	$	$	$	%	$	%
Current income tax expense	(17,000)	(13,200)	(14,500)	(3,800)	29	1,300	(9)
Deferred income tax benefit	90,000	—	—	90,000	NM	—	—

Total recovery of (provision for) income taxes	73,000	(13,200)	(14,500)	86,200	(653)	1,300	(9)

NM — Not meaningful

        We recorded current provisions for income taxes of $17.0 million, $13.2 million and $14.5 million in 2008, 2007 and 2006, respectively, which reflected effective tax rates of 13% in 2008, compared with 6% in each of 2007 and 2006. Our effective tax rate reflected the fact that most of our revenue and income was earned in Barbados, which has lower statutory tax rates than those that apply in Canada. Dividends from such after-tax business income are received tax-free in Canada. The increase in the effective tax rates in 2008, compared with 2007 and 2006, was primarily due to the charges associated with the agreement in principle to settle the USAO investigation (as described above under "Recent Developments — Resolution of Legacy Litigation and Regulatory Matters") and restructuring activities (as described above under "Recent Developments — Restructuring") that are not deductible or do not affect the income tax provision because of unrecognized tax losses in the local jurisdictions. In addition, certain components of the provision for income taxes do not vary with pre-tax income, including withholding taxes and provisions for uncertain tax positions.

        In 2008, we recognized a deferred income tax benefit of $90.0 million, as described above under "Recent Developments — Reduction in Valuation Allowance on Deferred Tax Assets".

Discontinued Operation

        In May 2006, we completed the sale of our Nutravail division and recorded an inventory write-off of $1.3 million to cost of goods sold, and an impairment charge of $1.1 million to write off the carrying value of

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Nutravail's long-lived assets. The following amounts related to Nutravail have been reported as a discontinued operation in our consolidated statements of income and cash flows in 2006.

($ in 000s)	Year Ended December 31 2006
Revenue	$1,289

Loss from discontinued operation before asset impairments	(2,764)
Asset impairments	(1,084)

Loss from discontinued operation	$(3,848)

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2008 and 2007:

	2008				2007
($ in 000s, except per share data)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	$208,498	$186,095	$181,089	$181,496	$247,005	$203,027	$188,890	$203,896
Expenses	145,358	210,368	132,726	144,617	148,358	140,567	127,890	237,989

Operating income (loss)	63,140	(24,273)	48,363	36,879	98,647	62,460	61,000	(34,093)

Net income (loss)	56,376	(25,289)	48,437	120,380	93,819	67,824	65,867	(31,971)

Basic and diluted earnings (loss) per share	$0.35	$(0.16)	$0.31	$0.76	$0.58	$0.42	$0.41	$(0.20)

Net cash provided by (used in) operating activities	$92,676	$67,056	$(62,370)	$106,963	$119,828	$98,277	$43,415	$79,333

Fourth Quarter of 2008 Compared to Fourth Quarter of 2007

Results of Operations

        Total revenue declined $22.4 million, or 11%, to $181.5 million in the fourth quarter of 2008, compared with $203.9 million in the fourth quarter of 2007, primarily due to the decline in Wellbutrin XL® product sales as a result of the introduction of generic competition to the 150mg product in May 2008, and the impact of the recall of certain lots of Ultram® ER 100mg tablets in the fourth quarter of 2008. In addition, a weakening of the Canadian dollar relative to the U.S. dollar in the fourth quarter of 2008, compared with the fourth quarter of 2007, negatively impacted BPC product sales by approximately $4.2 million.

        Net income increased $152.4 million to $120.4 million (basic and diluted EPS of $0.76) in the fourth quarter of 2008, compared with a net loss of $32.0 million (basic and diluted loss per share of $0.20) in the fourth quarter of 2007, primarily due to:

  •
  an increase of $90.0 million related the recognition of the deferred income tax benefit in the fourth quarter of 2008;

  •
  a decrease of $87.1 million in legal settlements (net or insurance recoveries) in the fourth quarter of 2008, related primarily to the settlements of the U.S. and Canadian securities class actions and the SEC investigation, which were accrued for in the fourth quarter of 2007; and

  •
  a decrease of $13.2 million in research and development expenses in the fourth quarter of 2008, as a result of: the substantial completion of development work related to the BVF-065, BVF-203 and BVF-058 ANDA programs and the termination of the BVF-146 program in the first quarter of 2008; the

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

    cost savings from the closure of our research and development facility in Ireland; and the overall decline in direct project spending due to the efforts to optimize of our development portfolio.

        Those factors were partially offset by:

  •
  an increase of $12.6 million in selling, general and administrative expenses in the fourth quarter of 2008, primarily as a result of increased legal costs due to higher indemnification payments and lower insurance recoveries, partially offset by lower promotional costs related to Zovirax® due to the termination of our agreement with Sciele in October 2008;

  •
  a decline in gross profit on product sales of $12.3 million, or 9%, to $119.4 million in the fourth quarter of 2008, compared with $131.7 million in the fourth quarter of 2007, primarily due to the genericization of the 150mg Wellbutrin XL® product and the recall of Ultram® ER 100mg tablets; and

  •
  an increase of $10.9 million in restructuring costs recognized in the fourth quarter of 2008.

Cash Flows

        Net cash provided by continuing operating activities increased $27.6 million, or 35%, to $107.0 million in the fourth quarter of 2008, compared with $79.3 million in the fourth quarter of 2007, primarily due to an increase of $56.4 million related to the net change in operating assets and liabilities. The most significant change was reflected in accounts receivable as a result of net collections from GSK in the fourth quarter of 2008, due to lower 150mg Wellbutrin XL® product sales, and the timing of purchases by wholesale customers, which resulted in higher shipments in the fourth quarter of 2007.

        The change in operating assets and liabilities was partially offset by a decrease of $28.8 million related to income from operations before changes in operating assets and liabilities, due mainly to the lower gross profit on product sales and higher legal costs (net of insurance recoveries), partially offset by the decrease in research and development spending.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2008 and 2007:

	At December 31
	2008	2007	Change
($ in 000s)	$	$	$	%
Working capital(1)	223,198	339,439	(116,241)	(34)
Long-lived assets(2)	968,935	969,265	(330)	—
Shareholders' equity	1,201,599	1,297,819	(96,220)	(7)

(1)
Total current assets less total current liabilities.

(2)
Property, plant and equipment, intangible assets, and goodwill.

Working Capital

        Working capital declined $116.2 million, or 34%, to $223.2 million at December 31, 2008, compared with $339.4 million at December 31, 2007, primarily due to:

  •
  a net decline in cash and cash equivalents of $116.1 million, which reflected the following amounts paid in 2008: $101.9 million related to the acquisition of Prestwick; $83.0 million to fund the settlement of the U.S. and Canadian securities class actions; $45.1 million to GSK to settle the Wellbutrin XL® contract costs; and $10.0 million to settle the SEC investigation, which, in the aggregate, were in excess of operating cash flows for the year;

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  a decrease of $62.1 million in insurance recoveries receivables related primarily to the portion of the U.S. and Canadian securities class actions settlement funded by our insurance carriers;

  •
  an increase of $59.3 million in cash dividends declared but unpaid;

  •
  a decrease of $21.2 million in inventories, related primarily to reductions in raw material inventory, which reflected lower production requirements for certain products; and

  •
  a decrease of $21.1 million in accounts receivable, with the most significant change resulting from net collections from GSK due to lower 150mg Wellbutrin XL® product sales in 2008.

        Those factors were partially offset by:

  •
  a decrease of $148.0 million in accrued legal settlements related to the settlements of the U.S. and Canadian securities class actions and the SEC investigation, partially offset by an increase of $32.6 million related primarily to the agreement in principle to settle with the USAO and the settlement of the OSC investigation; and

  •
  a decrease of $45.1 million in accrued contract costs related to the Wellbutrin XL® settlement with GSK.

Long-Lived Assets

        Long-lived assets were $968.9 million at December 31, 2008, a decrease of $330,000, or less than 1%, compared with $969.3 million at December 31, 2007, primarily due to:

  •
  the addition of Prestwick's identifiable intangible assets of $157.9 million; and

  •
  additions to property, plant and equipment of $22.0 million, including expenditures related to the expansion of our corporate headquarters and the construction of a new facility in Barbados, as well as ongoing upgrades to our manufacturing facilities.

        Those factors were partially offset by:

  •
  the depreciation of plant and equipment of $25.8 million and the amortization of intangible assets of $60.5 million;

  •
  the impairment charge of $51.8 million related to the write-downs of the carrying values of property, plant and equipment located in Puerto Rico and Ireland;

  •
  the impairment charge of $7.5 million related to the write-off of our technology intangible assets;

  •
  the reclassification of $6.8 million from property, plant and equipment to assets held for sale related to the aggregate carrying value of the Ireland facility and the vacant land adjacent to our corporate headquarters; and

  •
  the impact of foreign exchange rate changes on the reported value in U.S. dollars of property, plant and equipment located in Canada, due to the impact of a weaker Canadian dollar relative to the U.S. dollar at the end of 2008.

Shareholders' Equity

        Shareholders' equity declined $96.2 million, or 7%, to $1,201.6 million at December 31, 2008, compared with $1,297.8 million at December 31, 2007, primarily due to:

  •
  cash dividends declared and dividend equivalents on RSUs of $239.9 million in the aggregate;

  •
  a negative foreign currency translation adjustment of $32.4 million to other comprehensive income, due mainly to the impact of the weakening of the Canadian dollar relative to the U.S. dollar in 2008, which decreased the reported value of our Canadian dollar-denominated net assets; and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  the repurchase of $29.8 million of common shares under our share repurchase program.

        Those factors were partially offset by:

  •
  net income of $199.9 million (including $7.9 million of stock-based compensation recorded in additional paid-in capital).

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include: dividend payments; business development transactions; legal costs and litigation and regulatory settlements; salaries and benefits; inventory purchases; research and development spending; sales and marketing activities; capital expenditures; and, in 2007, loan repayments associated with our Notes. The following table displays cash flow information for each of the last three years:

	Years Ended December 31			Change
	2008	2007	2006	2007 to 2008		2006 to 2007
($ in 000s)	$	$	$	$	%	$	%
Net cash provided by continuing operating activities	204,325	340,853	522,517	(136,528)	(40)	(181,664)	(35)
Net cash used in continuing investing activities	(107,831)	(15,045)	(40,447)	(92,786)	617	25,402	(63)
Net cash used in continuing financing activities	(210,311)	(728,650)	(92,256)	518,339	(71)	(636,394)	690
Net cash used in discontinued operation	—	—	(558)	—	—	558	(100)
Effect of exchange rate changes on cash and cash equivalents	(2,277)	1,943	(5)	(4,220)	(217)	1,948	NM

Net increase (decrease) in cash and cash equivalents	(116,094)	(400,899)	389,251	284,805	(71)	(790,150)	(203)
Cash and cash equivalents, beginning of year	433,641	834,540	445,289	(400,899)	(48)	389,251	87

Cash and cash equivalents, end of year	317,547	433,641	834,540	(116,094)	(27)	(400,899)	(48)

Operating Activities

        Net cash provided by continuing operating activities declined $136.5 million, or 40%, to $204.3 million in 2008, compared with $340.9 million in 2007, primarily due to:

  •
  a decrease of $209.9 million related to income from operations before changes in operating assets and liabilities, due mainly to:

  •
  the payments made in 2008 of $83.0 million to fund the settlement of the U.S. and Canadian securities class actions and $45.1 million to settle the Wellbutrin XL® contract costs with GSK, as well as $10.0 million paid to settle the SEC investigation; and

  •
  a decline in gross profit on product sales of $60.0 million, or 10%, to $517.4 million in 2008, compared with $577.4 million in 2007, reflecting lower sales of Wellbutrin XL® and Cardizem® LA, partially offset by higher Legacy product sales.

        Those factors were partially offset by:

  •
  an increase of $30.1 million related to the change in accrued liabilities, due mainly to the settlement of restructuring costs related to the December 2006 restructuring and the elimination of interest payable on our Notes in 2007;

  •
  an increase of $17.6 million related to the change in inventories, due mainly to the reduction in raw material inventory purchases;

  •
  an increase of $16.2 million related to the change in income taxes payable, due mainly to the timing of payments; and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  an increase of $15.2 million related to the change in insurance recoveries receivable, reflecting the timing of reimbursement of certain legal costs by our insurance carriers.

        Net cash provided by continuing operating activities declined $181.7 million, or 35%, to $340.9 million in 2007, compared with $522.5 million in 2006, primarily due to:

  •
  a decrease of $156.0 million related to income from operations before changes in operating assets and liabilities, due mainly to: lower gross profit on product sales; and higher research and development expenses, partially offset by: lower sales force and marketing costs; lower restructuring costs; lower net legal costs (after insurance recoveries); and reduced interest expense; and

  •
  a decrease of $40.2 million related to the change in accrued liabilities, due mainly to the settlement of restructuring costs, and the elimination of interest payable on our Notes.

        Those factors were partially offset by:

  •
  an increase of $13.4 million related to the change in accounts receivable, due mainly to the decline in Wellbutrin XL® 300mg product sales in 2007.

Investing Activities

        Net cash used in continuing investing activities increased $92.8 million, or 617%, to $107.8 million in 2008, compared with $15.0 million in 2007, primarily due to:

  •
  cash paid of $101.9 million to acquire Prestwick, net of cash acquired; and

  •
  a decrease of $27.5 million related to the disposal of our investments in Depomed and Verdi in 2008 for proceeds (received as of December 31, 2008) of $25.2 million, compared with the disposal of our investments in Ethypharm and Reliant in 2007 for net proceeds of $52.7 million.

        Those factors were partially offset by:

  •
  a decrease in additions to marketable securities of $28.2 million related primarily to $27.0 million of auction rate securities purchased in 2007; and

  •
  a decrease in capital expenditures of $13.1 million, mainly as a result of the decision to close our Puerto Rico manufacturing facilities.

        Net cash used in continuing investing activities declined $25.4 million, or 63%, to $15.0 million in 2007, compared with $40.4 million in 2006, primarily due to:

  •
  net proceeds of $52.7 million on the disposal of our investments in Ethypharm and Reliant in 2007; and

  •
  a decrease in capital expenditures of $9.7 million, primarily as a result of the completion of an expansion of our Steinbach manufacturing facility in 2006.

        Those factors were partially offset by

  •
  an increase of $31.3 million in additions to marketable securities, including the $27.0 million of auction rate securities added in 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Financing Activities

        Net cash used in continuing financing activities declined $518.3 million, or 71%, to $210.3 million in 2008, compared with $728.7 million in 2007, primarily due to:

  •
  principal and premium payments of $406.8 million to redeem our Notes in 2007;

  •
  a decrease of $141.2 million in dividends paid related primarily to an increase in declared but unpaid dividends in 2008, and the payment of a special dividend of $0.50 per share in 2007; and

  •
  a decrease of $11.2 million related to the final payment made to GSK in 2007 related to Zovirax®.

        Those factors were partially offset by:

  •
  the repurchase of $29.8 million of common shares in 2008 under our share repurchase program; and

  •
  a decrease of $11.2 million in proceeds related to the issuance of common shares on the exercise of stock options in 2007.

        Net cash used in continuing financing activities increased $636.4 million, or 690%, to $728.7 million in 2007, compared with $92.3 million in 2006, primarily due to:

  •
  a $406.8 million increase related to the redemption of our Notes in 2007; and

  •
  an increase in dividends paid of $241.5 million in 2007.

        Those factors were partially offset by:

  •
  a decrease of $14.0 million in repayments of other long-term obligations, related primarily to the final payments for Vasotec® and Vaseretic® in 2006.

LIQUIDITY AND CAPITAL RESOURCES

        The following table displays our net financial asset position at December 31, 2008 and 2007:

	At December 31
	2008	2007	Change
($ in 000s)	$	$	$	%
Cash and cash equivalents	317,547	433,641	(116,094)	(27)
Short-term investment	278	—	278	NM
Marketable securities	22,635	28,312	(5,677)	(20)

Total financial assets	340,460	461,953	(121,493)	(26)

NM — Not meaningful

        We believe that our existing cash resources, together with cash expected to be generated by operations and from the potential sale of non-core assets, as well as funds available under our undrawn $250 million credit facility, will be sufficient to meet our operational and capital expenditure requirements; support our current dividend policy and share repurchase program; cover the costs associated with our operating efficiency initiatives; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $5 million to $10 million in 2009. No major capital expenditure projects are planned for 2009.

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as significant business development transactions; new product development projects;

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt or equity securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 28 to our Consolidated Financial Statements), if realized, could have a material adverse impact on our liquidity and capital resources.

        The credit and capital markets have experienced unprecedented deterioration in 2008, including the failure of a number of significant and established financial institutions in the U.S. and abroad, and may continue to deteriorate in 2009, all of which will have an impact on the availability of credit and capital in the near term. These market conditions may limit our access to additional funding at any reasonable rate.

Cash and Cash Equivalents

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of "A1/P1".

Short-Term Investment

        We have classified our remaining investment in common shares of Depomed as a short-term investment based on our intent to dispose of these shares within the next 12 months, subject to market conditions.

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages. These securities have long-term maturities for which the interest rates are typically reset each month through a dutch auction. Those auctions historically have provided a liquid market for these securities. With the liquidity issues recently experienced in global credit and capital markets, these securities have experienced multiple failed auctions, as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders.

        The estimated fair values of the auction rate securities at December 31, 2008 and 2007 were $10.3 million and $18.0 million, respectively, which reflected write-downs of $16.4 million and $8.8 million, respectively, to the cost bases at those dates. We recorded impairment charges of $8.6 million in 2008 (including $4.4 million reclassified from other comprehensive income) and $6.0 million in 2007, reflecting the portion of the auction rate securities that we have concluded has an other-than-temporary decline in estimated fair value due to a shortfall in the underlying collateral value for those securities. These charges did not have a material impact on our liquidity. In addition, we recorded unrealized losses in other comprehensive income of $3.4 million in 2008 and $2.8 million in 2007, reflecting adjustments to the portion of the auction rate securities that we have concluded have a temporary decline in estimated fair value. We do not consider this decline in estimated fair value to be other-than-temporary based on the adequacy of the underlying collateral value for those securities. In addition, it is our intent to hold those securities until a recovery in market value occurs (or until maturity, if necessary), and, based on our existing cash resources, together with cash expected to be generated by operations, we do not expect to be required to sell those securities at a loss.

        Due to the absence of observable market quotes for the auction rate securities, we utilized valuation models based on unobservable inputs in order to estimate the fair value of these securities at December 31, 2008 and 2007, including models that consider the expected cash flow streams, and collateral values as reported in the trustee reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in the trust indentures. The key assumptions used in these models relate to the timing of cash flows, discount rates, estimated amount of recovery, and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

probabilities assigned to various liquidation scenarios. The valuation of the auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact our valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

        The credit and capital markets may continue to deteriorate in 2009. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional declines in underlying collateral values on the auction rate securities, we may incur additional write-downs to these securities, which could have a material impact on our results of operations, financial condition and cash flows. We have discontinued additional investments in auction rate securities, and have commenced arbitration proceedings against Credit Suisse Securities (USA) LLC in respect of these securities (as described in note 28 to our Consolidated Financial Statements).

Debt Capacity

        We currently do not have any outstanding borrowings under our $250 million committed credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions. This facility includes an accordion feature which allows it to be increased up to $400 million; however, in the current global credit environment, it is not expected that this feature would be available on reasonable terms. At December 31, 2008, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit Ratings

        In September 2008, Standard and Poor's lowered our corporate credit rating from "BB" to "BB-" and our bank loan rating from "BBB-" to "BB+" with stable outlook, citing concerns that our New Strategic Focus and the associated rationalization of our operations will involve a long time frame, significant investments, and high execution risk, and that our share repurchase program could weaken our liquidity.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations at December 31, 2008:

	Payments Due by Period
($ in 000s)	Total	2009	2010 and 2011	2012 and 2013	Thereafter
Operating lease obligations	$24,806	$5,436	$7,749	$7,211	$4,410
Purchase obligations(1)	54,130	31,679	13,832	5,769	2,850

Total contractual obligations	$78,936	$37,115	$21,581	$12,980	$7,260

(1)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and include obligations for minimum inventory and capital expenditures, and outsourced information technology, product promotion, and clinical research services.

        The above table does not reflect any milestone payments in connection with research and development arrangements with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. These arrangements generally permit us to unilaterally terminate development of the products, which would allow us to avoid making the contingent payments. From a business perspective, however, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

regulatory approval for marketing is obtained. In connection with current research and development agreements with third parties, we may be required to make potential milestone payments of up to $12.0 million in the aggregate, as well as royalty payments based on a percentage of future sales of the products, in the event regulatory approval is obtained.

        Also excluded from the above table is a liability for unrecognized tax benefits totaling $63.7 million. The liability for unrecognized tax benefits has been excluded because we cannot currently make a reliable estimate of the period in which the unrecognized tax benefits will be realized.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. We did not pay or accrue any material amounts under these provisions in 2008 or 2007.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At February 25, 2009, we had 158,216,132 issued and outstanding common shares, as well as 4,155,911 stock options and 369,761 restricted share units ("RSUs") outstanding. Each stock option entitles the holder to purchase one of our common shares at the end of the vesting period at a pre-determined option price. Each RSU represents the right of the holder to receive one of our common shares at the end of the vesting period.

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

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Following the substantial liquidation of our Irish subsidiary group during 2008, our only other significant transactions are denominated in Canadian dollars. We also face foreign currency exposure on the translation of our operations in Canada from Canadian dollars to U.S. dollars. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our Canadian dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our Canadian dollar-denominated revenue. At December 31, 2008, the effect of a hypothetical 10% immediate and adverse change in the Canadian dollar exchange rate (relative to the U.S. dollar) on our Canadian dollar-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. Given recent currency market volatility, in the first quarter of 2009, we have entered into short-dated forward contracts to seek to mitigate foreign exchange risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than three months. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our investment in auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and the reset of interest rates due to market liquidity issues, interest on these securities is being calculated and paid based on prescribed spreads to LIBOR. As we are guaranteed a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

Investment Risk

        We are exposed to investment risks primarily on our available-for-sale equity investments. The fair values of these investments are subject to significant fluctuations due to stock market volatility; changes in general economic conditions; and/or changes in the financial condition of each investee. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. At December 31, 2008, a hypothetical 10% immediate and adverse change in the quoted market prices of our available-for-sale equity investments would not have a material impact on the fair value of these investments.

        We are also exposed to investment risks on our investment in auction rate securities due to the current market liquidity issues, as described above under "Liquidity and Capital Resources — Auction Rate Securities".

RELATED PARTY TRANSACTIONS

        In 2006, we contracted with Global IQ, a clinical research organization, for a long-term safety study on BVF-146 (which was subsequently terminated). Prior to April 2007, during which time Dr. Peter Silverstone, our former Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, we were invoiced $581,000 in 2007 and $1.2 million in 2006 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone indicated to us that he disposed of his interest in Global IQ in April 2007. Dr. Silverstone resigned from our Company effective April 4, 2008.

        In 2007, we received $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

        In 2006, Mr. Melnyk reimbursed us $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by our Board of Directors that the investment opportunity was not, and would not in the future be, of interest to us.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgments due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain product manufacturing and supply agreements, we rely on estimates for future returns, rebates, and chargebacks made by our strategic

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

marketing partners. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  revenue recognition;

  •
  intangible assets;

  •
  goodwill;

  •
  contingencies;

  •
  income taxes; and

  •
  stock-based compensation.

Revenue Recognition

        We recognize product sales revenue when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates, and chargebacks, as well as distribution fees paid to certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue.

        Our supply prices to our strategic marketing partners in the U.S. for Wellbutrin XL®, Ultram® ER, Xenazine®, Cardizem® LA, Tiazac®, and Generic products are determined after taking into consideration estimates for future returns, rebates, and chargebacks provided to us by each partner. We make adjustments as needed to state those estimates on a basis consistent with our revenue recognition policy and our methodology for estimating returns, rebates, and chargebacks related to our own direct product sales. Revenue from sales of these products accounted for approximately 45% of our total gross product sales in 2008, compared with 55% and 70% in 2007 and 2006, respectively. The declines in the percentage of gross product sales comprised of these products in 2008 and 2007, relative to 2006, was primarily due to the impact of the genericization of 150mg and 300mg dosage strengths of Wellbutrin XL ® in May 2008 and December 2006, respectively.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Continuity of Product Sales Provisions

        The following table presents the activity and ending balances for our product sales provisions for each of the last three years.

($ in 000s)	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Distribution Fees	Total
Balance, January 1, 2006	$367	$833	$23,205	$8,632	$4,885	$37,922
Current year provision	5,365	1,427	23,176	16,251	7,411	53,630
Prior year provision	—	—	(3,838)	442	(1,292)	(4,688)
Payments or credits	(5,423)	(1,919)	(17,422)	(18,583)	(8,654)	(52,001)

Balance, December 31, 2006	309	341	25,121	6,742	2,350	34,863

Current year provision	6,304	1,110	13,868	18,969	12,583	52,834
Prior year provision	—	—	(563)	(1,500)	—	(2,063)
Payments or credits	(5,871)	(1,152)	(19,064)	(16,248)	(10,607)	(52,942)

Balance, December 31, 2007	742	299	19,362	7,963	4,326	32,692

Current year provision	6,766	1,632	19,919	24,448	10,670	63,435
Prior year provision	—	—	(4,599)	(1,297)	—	(5,896)
Payments or credits	(6,898)	(1,702)	(9,590)	(24,841)	(11,278)	(54,309)

Balance, December 31, 2008	$610	$229	$25,092	$6,273	$3,718	$35,922

Use of Information from External Sources

        We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health, an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. We obtain inventory data directly from our three major U.S. wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), which together accounted for approximately 85% of our direct product sales in the U.S. over the past three years. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell. Third-party data with respect to prescription demand and inventory levels are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates and reflect other limitations.

        The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2008 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). Our distribution agreements with Cardinal, McKesson and ABC limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As a result, inventory in the wholesale distribution channel does not vary substantially. The inventory data from these wholesalers is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from these wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, these wholesalers owned overall 1.1 months of supply of our products at December 31, 2008, of which only $197,000 had less than 12 months remaining shelf life. Therefore, we believe

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

		At December 31, 2008			At December 31, 2007
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$17,769	1.3	$91	$15,863	1.5	$93
Cardizem®	36-48	7,146	0.8	15	8,437	1.6	12
Ativan®	24	2,523	1.0	80	2,425	1.0	9
Vasotec® and Vaseretic®	24	2,034	1.1	10	1,705	1.2	17
Isordil®	36-60	273	1.1	1	376	2.4	4

Total	24-60	$29,745	1.1	$197	$28,806	1.5	$135

Cash Discounts and Allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reductions to accounts receivable and revenue. Provisions for allowances are recorded in accrued liabilities. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices, and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience, and the fact that we generally settle these amounts within one month of incurring the liability.

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

        In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimates. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

        The provisions for returns related to sales made in the current year was 2.6% of gross product sales in 2008, compared with 1.6% and 2.2% in 2007 and 2006, respectively. The increase in the returns provision as a percentage of gross product sales in 2008, compared with 2007, and the decrease in the returns provision in 2007,

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

compared with 2006, was due mainly to the inclusion of recall provisions for Ultram® ER of $6.5 million and $7.8 million in 2008 and 2006, respectively.

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

  •
  new product launches or expanded indications for our existing products; and

  •
  timing of purchases by our wholesale customers around holiday shutdowns.

        Conversely, factors that may suggest that an increase in inventory levels will be other-than-temporary include:

  •
  declining sales trends based on prescription demand;

  •
  introduction of new products or generic competition;

  •
  increasing price competition from generic competitors;

  •
  recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older products with the shorter shelf life; and

  •
  recent changes to the U.S. National Drug Codes ("NDC") of our products, which could result in a period of higher returns related to products with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

        We made adjustments to reduce our provision for returns by $4.6 million, $563,000 and $3.8 million in 2008, 2007 and 2006, respectively. These adjustments generally related to sales made in preceding years, as the shelf lives of our products are in excess of one year, and our customers are not permitted to return product with more than six months of shelf life remaining. The adjustment in 2008 reflected lower actual returns experience in the period since our entry into distribution agreements with our major U.S. wholesale customers in late 2004 and early 2005. The adjustment in 2006 was primarily related to lower-than-anticipated returns of Tiazac® product following its genericization in Canada in January 2006.

Rebates and Chargebacks

        We are subject to rebates on sales made under governmental and managed-care pricing programs in the U.S. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of that provision for several periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

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

        In estimating our provisions for rebates and chargebacks, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the amount of our product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that we owe. We continually update these factors based on new contractual or statutory requirements, and any significant changes in sales trends that may impact the percentage of our products subject to rebates or chargebacks.

        The provision for rebates and chargebacks related to sales made in the current year were 3.2%, 2.2% and 1.5% of gross product sales in 2008, 2007 and 2006, respectively. The amount of rebates and chargebacks has become more significant as a result of the price increases we implemented on our Zovirax® and Legacy products in each of the last three years. Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by a one-month supply, the provision for rebates and chargebacks would increase or decrease, as applicable, by approximately $1.5 million.

        We do not process or track actual rebate payments or credits by period in which the original sale was made, as the necessary lot information is not required to be provided to us by the private or public benefit providers. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year, as we settle these amounts within a few months of original sale. The adjustments made to the provision for rebates and chargebacks have not been significant in the past three years, and generally resulted from other-than-expected Medicaid utilization of our products.

Intangible Assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging up to 20 years. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors, such as legal, regulatory, or contractual provisions that may limit the useful life, and the effects of obsolescence, anticipated demand, existence or absence of competition, and other economic factors on useful life.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets for impairment annually, and more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as:

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

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. For example, the introduction of a competing product that results in a significant loss of market share.

        Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. A discounted cash flow analysis is often used to determine fair value using estimates and assumptions that market participants would apply. Some of the estimates and assumptions inherent in a discounted cash flow model include: the amount and timing of the future cash flows; the discount rate used to reflect the risks inherent in the future cash flows; and terminal values. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In connection with an impairment evaluation, we also reassess the remaining useful life of the intangible asset and modify it, as appropriate.

Goodwill

        Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. We currently have one operating segment and one reporting unit, which is our Company. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. We believe our Company's market capitalization based on the quoted market price of our underlying common shares is the best evidence of the estimated fair value of the reporting unit. We test goodwill for impairment by comparing our Company's market capitalization to the carrying value of our consolidated net assets.

        During 2008, there was a significant decline in global stock prices, which had a negative impact on our Company's share price and market capitalization. We consider a decline in our share price that corresponds to an overall deterioration in stock market conditions to be less of an indicator of goodwill impairment than a unilateral decline in our share price reflecting adverse changes in our underlying operating performance, cash flows, and liquidity. We monitor changes in our share price between annual impairment tests to ensure that our Company's market capitalization continues to exceed the carrying value of the reporting unit. In the event that our Company's market capitalization does decline below its book value, we would consider the length and severity of the decline and the reason for the decline when assessing whether potential goodwill impairment exists. We believe that short-term fluctuations in share prices in increasingly volatile markets may not necessarily reflect underlying values. For example, a decline in share price due to the following reasons may not be indicative of an actual decline in the fair value of the reporting unit:

  •
  the decline is linked to external events or conditions such as broad market reaction to circumstances associated with one (or a few) pharmaceutical companies, which could cause temporary market declines for other companies in the same sector; or

  •
  the decline is associated with unusual market activity, such as a spike in short selling activity, which may have a temporary impact on a company's market capitalization but not reflect its underlying fair value.

        However, if a decline in our Company's market capitalization below book value persists for an extended period of time, we would likely consider the decline to be indicative of a decline in the fair value of the reporting unit.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Contingencies

        In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings; contractual indemnities; product and environmental liabilities; and tax matters. We are required to accrue for such loss contingencies if it is probable that the outcome will be unfavourable and if the amount of the loss can be reasonably estimated. We are often unable to develop a best estimate of loss, in which case the minimum amount of loss, which could be zero, is recorded. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies, and consultation with internal and external legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial position, and cash flows. For a discussion of our current legal proceedings, see note 28 to our Consolidated Financial Statements.

        We are self-insured for a portion of our product liability coverage. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported claims. Significant judgment is applied to estimate these reserves, and we engage an independent actuary to conduct an actuarial assessment of our liability. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our results of operations.

Income Taxes

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in Barbados, which has low domestic tax rates. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign tax authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of the income of our Company and/or any of our subsidiaries to a rate possibly exceeding the applicable statutory tax rate in Canada or the U.S.

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, results of operations, and financial position for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to a portion of our U.S. operating losses, our Canadian operating losses, SR&ED pool, ITC carryforward balances, and future tax depreciation. We have assumed that the deferred tax assets in respect of our Canadian operating losses, SR&ED pool and ITCs are more likely than not to remain unrealized. Our deferred tax assets and related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses, and non-recurring items. The assessment of the appropriate amount of the valuation allowance against the net deferred tax asset is dependent upon several factors, including estimates of the

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

realization of deferred income tax assets, which realization is primarily based on forecasts of future taxable income. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

        Our deferred tax assets and related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses, and non-recurring items. The assessment of the appropriate amount of the valuation allowance against the net deferred tax asset is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization is primarily based on forecasts of future taxable income.

Stock-Based Compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. As there is no market for trading our employee stock options, we use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the stock option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the stock option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the stock option. The risk-free interest rate is based on the rate at the time of grant for Canadian government bonds with a remaining term equal to the expected life of the stock option. Dividend yield is based on the stock option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model, such as the lattice model, could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations.

        Commencing in 2008, we began to award RSUs, rather than stock options, to most employees under our 2007 Equity Compensation Plan. We determine the fair value of each RSU granted based on the trading price of our common shares on the date of grant, unless the vesting of the RSU is conditional on the attainment of any applicable performance goals specified by our Board of Directors, in which case we will use a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards

        Effective January 1, 2008, we adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, we use various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. The

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on our consolidated financial statements, or result in any significant changes to our valuation techniques or key considerations used in valuations.

        In October 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which clarifies the application of SFAS 157 in a market that is not active. FSP 157-3 was effective for us at September 30, 2008. The effect of the adoption of FSP 157-3 on our consolidated financial statements was not material.

        Effective January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. We elected the fair value option for available-for-sale securities owned by WLS, our equity method investee, in order to conform to the classification of those investments as trading securities by WLS. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2.3 million from accumulated other comprehensive income to opening deficit. We did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

        Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF 07-3 did not have any impact on our consolidated financial statements.

        In June 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements presented in conformity with U.S. GAAP. This Statement became effective November 15, 2008. The adoption of SFAS 162 did not have any impact on our consolidated financial statements.

        On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007, resulted in a reclassification of $31.4 million from current income taxes payable to non-current income taxes payable, a $2.2 million decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2.2 million. Upon the adoption of FIN 48, we classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. The adoption of FIN 48 is more fully described in note 25 to the Consolidated Financial Statements.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2008

        In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective on a prospective basis for intangible assets acquired in fiscal years beginning after December 15, 2008. Accordingly, we are required to adopt EITF 08-7 for transactions occurring on or after January 1, 2009.

        In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" and also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to apply the guidance of FSP 142-3 for determining useful life to intangible assets acquired on or after January 1, 2009 and the disclosure requirements of FSP 142-3 to intangible assets recognized as of or after January 1, 2009.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, we are required to adopt the disclosure requirements of this standard beginning January 1, 2009.

        In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, we are required to adopt SFAS 157 beginning January 1, 2009 for nonfinancial assets and liabilities. We are currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on our consolidated financial statements.

        In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, we are required to adopt EITF 07-1 beginning January 1, 2009. We are currently evaluating the effect that the adoption of EITF 07-1 will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS 141R and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As we currently have no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not currently expected to have a material effect on our consolidated financial statements.

Transition to International Financial Reporting Standards

        On November 14, 2008, the SEC issued its "Roadmap" on the potential use of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), in financial statements prepared by U.S. issuers. The Roadmap sets forth several milestones that, if achieved, could result in the mandatory use of IFRS in financial statements filed with the SEC by U.S. issuers beginning in 2014, 2015 or 2016, depending on the size of the issuer. For large accelerated filers, the Roadmap proposes that IFRS reporting commence with fiscal years ending on or after December 15, 2014. The Roadmap calls for the SEC to

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

make a final decision in 2011 on whether to proceed with the mandatory adoption of IFRS under the preceding timetable.

        IFRS will replace Canadian standards and interpretations as Canadian GAAP effective January 1, 2011. On June 27, 2008, the CSA issued Staff Notice 52-321, "Early Adoption of International Financial Reporting Standards, Use of U.S. GAAP and References to IFRS-IASB", which indicates that the CSA staff propose retaining the existing option for Canadian public companies that are also SEC issuers to use U.S. GAAP. Accordingly, we currently intend to continue our practice of following U.S. GAAP in financial statements filed with Canadian securities regulators and the SEC, until such time as U.S. issuers are required to adopt IFRS. We believe that U.S. GAAP financial statements afford better comparability with our U.S.-based industry peers. However, in anticipation of a mandatory transition to IFRS by U.S. issuers commencing in 2014, we will begin in 2009 to assess the effects on our Company of converting to IFRS so that appropriate planning strategies can be effected.

UNRESOLVED SEC STAFF COMMENTS

        On May 2, 2008, we were advised by the staff of the SEC that they had completed their review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

OSC CONTINUOUS DISCLOSURE REVIEW

        On July 18, 2008, we were advised that the OSC's Corporate Finance Branch had completed its most recent review of our continuous disclosure record.

MANAGEMENT'S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized, and reported in a timely manner. Based on our evaluation, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2008 are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be set forth in our reports.

Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with U.S. GAAP and other financial information.

        Under the supervision and with the participation of management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2008.

        The effectiveness of our Company's internal controls over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, as stated in their report on page F-4 of our 2008 Form 20-F.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

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

 Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors

        The name, municipality of residence, age as of February 25, 2009 and position with us of each of the current directors are set forth below. Directors hold office until the end of the next annual meeting of shareholders or until their successors are elected or appointed.

Name and Residence	Age	Position
Dr. Douglas J.P. Squires Carversville, Pennsylvania, USA	60	Chairman
J. Spencer Lanthier(2)(8) Toronto, Ontario, Canada	68	Lead Director
Serge Gouin(6)(8) Outremont, Quebec, Canada	65	Director
David H. Laidley(6)(8) Westmount, Quebec, Canada	62	Director
Mark Parrish(2)(3) Powell, Ohio, USA	53	Director
Dr. Laurence E. Paul(1) Los Angeles, California, USA	44	Director
Robert N. Power(2)(4) Malvern, Pennsylvania, USA	52	Director
Lloyd M. Segal(5) Westmount, Quebec, Canada	44	Director
Michael R. Van Every(4)(7) Nobleton, Ontario, Canada	67	Director
William (Bill) Wells(4) Oistins, Barbados	48	Director

(1)
Chairperson of the Compensation Committee.

(2)
Member of the Compensation Committee.

(3)
Chairperson of the Risk and Compliance Committee.

(4)
Member of the Risk and Compliance Committee.

(5)
Chairperson of the Nominating and Corporate Governance Committee.

(6)
Member of the Nominating and Corporate Governance Committee.

(7)
Chairperson of the Audit Committee.

(8)
Member of the Audit Committee.

        Dr. Squires is the Chairman of the Board of Directors. He has served on the Board of Directors since June 2005. From June 30, 2007 to May 1, 2008, Dr. Squires served as Interim Chairman of the Board and effective May 1, 2008, Dr. Squires was appointed Chairman of the Board of Directors. From November 2004 to May 1, 2008, Dr. Squires was our Chief Executive Officer. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc. ("MDS"), a publicly traded company listed on the NYSE and the Toronto Stock Exchange (the "TSX"), the last three years as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia & Upjohn Inc., where he held multiple senior positions in Canada, the U.S. and the Pacific Rim. He received his B.Sc. from the University of Toronto and his Ph.D. in biophysics from the University of London, Institute of Cancer Research.

        Mr. Lanthier was elected to the Board of Directors in August 2008. Mr. Lanthier became lead director effective August 8, 2008. Mr. Lanthier is a retired partner of KPMG Canada, where he held a number of roles from 1960 until his retirement in 1999, including as Chairman and Chief Executive of KPMG Canada and as a member of the KPMG International executive committee and board of directors from 1993 to 1999, as Vice-Chairman (Greater Toronto Area) from 1989 to 1993 and as managing partner (Toronto, London and Ottawa) from 1977 to 1989. Mr. Lanthier has been very active in numerous community organizations, including the United Way, the University of Toronto and Wellspring. Mr. Lanthier was awarded his F.C.A. designation by the Ontario Institute of Chartered Accountants in 1982. Mr. Lanthier was appointed as a Member of the Order of Canada in 1999. He received an honorary doctor of laws from the University of Toronto in 2002 and the Award of Outstanding Merit from the Institute of Chartered Accountants of Ontario in 2001. Mr. Lanthier also serves on the board of directors of Gerdau Ameristeel Corporation, a steel company publicly traded on the NYSE and TSX, RONA Inc., a Canadian distributor and retailer of hardware, home renovation and gardening products publicly traded on the TSX, Torstar Corporation, a media company publicly traded on the TSX, TMX Group Inc., a publicly traded company on the TSX, Zarlink Semiconductor Inc., a semiconductor company publicly traded on the NYSE and TSX and Ellis-Don Inc., a privately-owned international construction company, and serves on the advisory board of Birch Hill Equity Partners III, LP, a private equity partnership. Mr. Lanthier is also a member of the audit committee of each of Gerdau Ameristeel Corporation, RONA Inc., Torstar Corporation, TMX Group Inc. and Zarlink Semiconductor Inc.

        Mr. Gouin was elected to the Board of Directors in August 2008. Mr. Gouin is Chairman of the board of directors and Chairman of the compensation committee of Quebecor Media Inc., a communications, media and entertainment company. From March 2004 to May 2005, Mr. Gouin was President and Chief Executive Officer of Quebecor Media Inc. In the past five years, Mr. Gouin was also Vice Chairman, Salomon Smith Barney Canada, Inc., a financial services company, until 2003, and advisory director of Citigroup Global Markets Canada Inc., a financial services company, from 2003 to 2004. Mr. Gouin serves as a director and the Chairman of the compensation committee of TVA Group Inc., a broadcast communications company, and Chairman of the board of directors and the Chairman of the compensation committee of Sun Media Corporation, a newspaper publishing company, and Videotron Limited, a cable television company, all of which are part of the Quebecor group of companies. Mr. Gouin is also a director of Onex Corporation, a conglomerate publicly traded on the TSX. He also serves on the Advisory Committee of the Richard Ivey School of Business. Mr. Gouin holds a Bachelor of Arts degree from the University of Montreal, as well as a Bachelor of Arts degree and Master of Business Administration degree from the Ivey School of Business.

        Mr. Laidley was elected to the Board of Directors in August 2008. Mr. Laidley is Chairman Emeritus of Deloitte & Touche LLP (Canada) where he served as a partner from 1975 until his retirement in 2007. Mr. Laidley served as Chairman of Deloitte & Touche LLP from 2000 to 2006 and during that time, he also served on the Global Board of Deloitte Touche Tohmatsu as well as its Governance Committee, and he chaired its Audit Committee. Mr. Laidley is also a director of the Bank of Canada, Canada's central bank, Aviva Canada Inc., a property and casualty insurer, EMCOR Group Inc., a mechanical and electrical construction and facilities services firm traded on the NYSE, Groupe Aeroplan Inc., a loyalty marketing company traded on the TSX, ProSep Inc., an oil and gas process equipment manufacturer traded on the TSX, and is Chairman of Nautilus Indemnity Holdings Limited (Bermuda), a captive insurance company. Mr. Laidley is a member of the audit committee of each of EMCOR Group In., Groupe Aeroplan Inc. and ProSep Inc. Mr. Laidley also serves on the boards of the Fraser Institute, the Institute of Corporate Directors and Pearson College of the Pacific. Mr. Laidley is a Fellow of the Quebec Order of Chartered Accountants and holds a Bachelor of Commerce degree from McGill University.

        Mr. Parrish was elected to the Board of Directors in August 2008. Mr. Parrish serves as Chairman and Chief Executive Officer of Mobilex USA and Diagnositic Laboratories, a privately held long-term care services company providing mobile X-ray and laboratory services to skilled nursing facilities nationwide. Additionally, Mr. Parrish is the President of the International Federation of Pharmaceutical Wholesalers and a Senior Advisor, Growth Equity at Frazier Healthcare Ventures. Mr. Parrish was Chief Executive Officer of Healthcare Supply Chain Services for Cardinal Health Inc., an $87 billion global manufacturer and distributor of medical and surgical supplies and technologies, publicly traded on the NYSE, from November 2006 to 2007. Cardinal Health's customers are located on five continents and include hospitals, medical centers, retail and mail-order pharmacies, clinics, physicians, pharmacists and other healthcare providers. Mr. Parrish also served in a number of other roles at Cardinal Health Inc., including as Group President, Pharmaceutical Supply Chain Services from August 2006, President and Chief Operating Officer, Pharmaceutical Supply Chain Services from September 2005 to August 2006, Chairman and Chief Executive Officer, Pharmaceutical Distribution and Provider Services from August 2004 to September 2005, Executive Vice President and Group President, Pharmaceutical Distribution from January 2003 to August 2004 and President, Medicine Shoppe, a subsidiary of Cardinal Health Inc., from July 2001 to January 2003. Mr. Parrish holds a Bachelor of Arts degree from the University of California, Berkley.

        Dr. Paul was originally elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Partners, LLC ("Laurel Crown"), a leveraged buyout and principal investment company based in Los Angeles, California. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York-based securities and brokerage firm and then at Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's efforts in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul sits on the boards of Ampco Pittsburgh Corporation, a public company listed on the NYSE, Harvard Medical School and the American Red Cross, of which Dr. Paul also serves as its Vice Chairman of Finance and as a member of its compensation committee and executive committee. In addition, he serves as a board member for some of Laurel Crown's portfolio companies including Global Fitness Holdings, the owner and operator of Urban Active Fitness, and P&P Realty, a real estate development company.

        Mr. Power was elected to the Board of Directors in August 2008. Mr. Power was most recently the Executive Vice President of Global Business Operations of Wyeth, a global leader in prescription pharmaceuticals, non-prescription consumer health care products, and pharmaceuticals for animal health, which is publicly traded on the NYSE. Wyeth's product portfolio includes innovative treatments across a wide range of therapeutic areas, manufacturing facilities on four continents, and a unique research and technology base encompassing small molecules, biopharmaceuticals and vaccines. Mr. Power has held a number of leadership positions with Wyeth since 1985 including Managing Director — U.K., President — EMEA and President — International. Mr. Power holds a Masters of Science (Biostatistics) degree from the Medical College of Virginia and a Bachelor of Arts (Statistics) degree from S.U.N.Y Oneonta.

        Mr. Segal was originally appointed to the Board of Directors in December 2007. Mr. Segal is the Chief Executive Officer and a director of Thallion Pharmaceuticals, Inc. ("Thallion"), a public company listed on the TSX. Mr. Segal served as President and Chief Executive Officer of Caprion Pharmaceuticals Inc. from 1998 until its merger with Ecopia BioSciences Inc. to form Thallion in 2007. Mr. Segal was previously a management consultant with McKinsey & Co. and President and Chief Executive Officer of Advanced Bioconcept Ltd., which was sold to NEN Life Sciences Products, Inc. (now PerkinElmer, Inc.) in 1998. Mr. Segal currently serves on the board of GBC North American Growth Fund, Inc., and on the Advisory Council of the School of Science at Brandeis University. Mr. Segal has previously served on boards of both public and private healthcare, technology and manufacturing companies in the U.S. and Canada. Mr. Segal earned a B.A. in politics from Brandeis University and an M.B.A. from Harvard Business School.

        Mr. Van Every was originally elected to the Board of Directors in June 2004. Mr. Van Every is a chartered accountant and was, until 2004, a partner in the professional services firm of PricewaterhouseCoopers LLP. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. He is also a member of the boards of Kelman Technologies Inc. (a TSX-listed company) and the Jockey Club of Canada. Mr. Van Every has completed the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors, and has received his ICD.D, the professional designation for directors in Canada.

        Mr. Wells is our Chief Executive Officer and President of BLS, positions he has held since May 1, 2008. Mr. Wells was originally elected to the Board of Directors in June 2005. Mr. Wells served as the Lead Director of the Board from June 30, 2007 to April 18, 2008. Prior to joining us on May 1, 2008, Mr. Wells was the Chief

Financial Officer of Loblaw Companies Limited ("Loblaw"), Canada's largest food distributor and a leading provider of general merchandise products, drugstore products, and financial products and services, a position from which he resigned immediately prior to joining Biovail as our Chief Executive Officer and President of BLS. Mr. Wells also served as a director or officer of a number of subsidiaries of Loblaw. Prior to his position at Loblaw, Mr. Wells served as Chief Financial Officer of Bunge Limited ("Bunge"), a U.S.-headquartered company, whose shares are listed on the NYSE, in the global agribusiness, fertilizer and food product industries, and has served as a director or officer of a number of other subsidiaries and joint ventures of Bunge since January 2000. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its SOX compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation in the U.S. and Brazil. Mr. Wells is currently a Trustee and a member of the audit committee of the Lakefield College School Foundation, a member of the investment committee of the Uruguay International Venture Capital Fund and formerly a member of the Standard & Poor's Corporate Issuer Advisory Board. Mr. Wells holds a Masters degree in International Business from the University of South Carolina and a Bachelor's degree in Philosophy and English from the University of Western Ontario.

Senior Management

        The name, municipality of residence and age as of February 25, 2009 and position with us of each of the members of senior management are set forth below.

Name and Residence	Age	Position
Biovail Corporation
William (Bill) Wells Oistins, Barbados	48	Chief Executive Officer
Margaret Mulligan Mississauga, Ontario, Canada	50	Senior Vice-President, Chief Financial Officer
Gilbert Godin Newton Square, Pennsylvania, USA	50	Executive Vice-President and Chief Operating Officer
Mark Durham Madison, New Jersey, USA	49	Senior Vice-President, Human Resources and Shared Services
Gregory Gubitz Caledon, Ontario, Canada	51	Senior Vice-President, Corporate Development
Wendy A. Kelley Toronto, Ontario, Canada	45	Senior Vice-President, General Counsel and Corporate Secretary
Biovail Laboratories International SRL
William (Bill) Wells Oistins, Barbados	48	President
Michel Chouinard Christ Church, Barbados	52	Chief Operating Officer
Dr. H. Christian Fibiger Christ Church, Barbados	65	Senior Vice-President, Chief Scientific Officer
BTA Pharmaceuticals, Inc.
Christine C. Mayer Belle Mead, New Jersey, USA	50	Senior Vice-President, Business Development Services

        Mr. Wells was appointed the Chief Executive Officer of Biovail Corporation and the President of BLS effective May 1, 2008. Mr. Wells is responsible for the operational and general management of our Company, and has accountability for all aspects of our business, including marketing, sales, research and development, and manufacturing. As President of BLS, the Company's key operating subsidiary, Mr. Wells is responsible for all strategic and executive operating decisions relating to BLS' business, including its research and development strategies, budgets, priorities and programs. Mr. Wells' responsibilities as President of BLS also includes the review and the decision-making authority over all significant product and technology acquisitions and development and BLS' supply and distribution agreements. Mr. Wells is also responsible for developing and maintaining strategic alliances and important customer relationships. For further background on Mr. Wells' experience, please see the description under "— Directors".

        Mrs. Mulligan was appointed Senior Vice-President and Chief Financial Officer of Biovail Corporation effective September 3, 2008. Mrs. Mulligan has responsibility for finance, including consolidated financial planning and reporting, and financial operations. Her responsibilities also include the development of strategies and programs to proactively position our Company and business to disparate groups of external stakeholders, including the investment community, media, governments, the medical community and the general public. Mrs. Mulligan was most recently a Principal at Priiva Consulting Corporation, a leading game theory consulting practice. Prior to that, she served as Executive Vice-President, Chief Financial Officer and Treasurer of Linamar Corporation, a publicly traded auto components supplier, from 2005 to 2007. Prior to Linamar, Mrs. Mulligan spent more than 11 years with The Bank of Nova Scotia (Scotiabank), most recently as Executive Vice-President, Systems and Operations, where she was responsible for operational processes and technology across Canada and in more than 50 other countries. She directed a staff of over 3,000 and managed a broad range of critical information-technology functions. Earlier in her career at Scotiabank, Mrs. Mulligan served as Senior Vice-President, Audit & Chief Inspector. Before joining Scotiabank, Mrs. Mulligan was an Audit Partner with PricewaterhouseCoopers in Toronto. Mrs. Mulligan currently serves on the board of Ontario Power Generation Inc. and recently served on the board of Resolve Business Outsourcing Income Fund. Her extensive community involvement has included serving as a Trustee of the Ontario Science Centre, a Governor of Appleby College and a Governor of the University of Waterloo. Mrs. Mulligan holds a B. Math (Honours) from the University of Waterloo and was named a Fellow of the Institute of Chartered Accountants of Ontario in 2003.

        Mr. Godin is Executive Vice-President and Chief Operating Officer of Biovail Corporation. Mr. Godin is responsible for our commercial, scientific and product-development capabilities, as well as our manufacturing, contract-development and business development services. Mr. Godin joined us in May 2006 from MDS Pharma Services, a contract research organization that provides drug-discovery and development services to pharmaceutical and biotechnology companies and a business unit of MDS. During his eight years' tenure at MDS, he held a series of progressively responsible executive positions in Canada and the U.S., including that of President of MDS Pharma Services, a business unit of MDS, from October 2004 to April 2006. Before joining MDS Pharma Services in 1999, Mr. Godin spent eight years with Schering-Plough Corporation, a publicly traded company listed on the NYSE, where he held the technical leadership position in Canada and a business-unit management role in France. He has also held several positions with business and operational accountabilities during his seven-year tenure at L'Oreal Canada Inc. Mr. Godin has an M.B.A. from the John Molson School of Business at Concordia University in Montreal. He also holds an engineering degree from Sherbrooke University in Quebec.

        Mr. Durham is Senior Vice President, Human Resources and Shared Services of Biovail Corporation, and joined us as Vice-President, Corporate Human Resources in February 2003. Mr. Durham came to us from Pharmacia Corporation, where he served as Vice-President for Human Resources for Global Marketing and North American country operations from 2000 to 2003. Prior to that time he spent 15 years with Pharmacia & Upjohn Inc. and held senior human resource positions in the U.S., Asia and Canada. In addition to human resources, Mr. Durham has held positions in manufacturing and sales operations. Mr. Durham is a graduate of Carleton University in Ottawa, where he received his B.A. Hons. in political science and economics.

        Mr. Gubitz is Senior Vice-President, Corporate Development of Biovail Corporation. Mr. Gubitz is responsible for M&A activity and in that context investigates growth opportunities and other initiatives that will enable our Company to maximize the value of current and future investments. He also assists our Company in our strategic-planning process. Mr. Gubitz joined us in March 2006 from MDS Capital Corp. ("MDS Capital"), a North American venture-capital company focused exclusively on life sciences, where he was Chief Operating Officer. He spent 10 years with MDS Capital in various senior roles, with accountability for all operational matters, institutional fundraising, investor relations, finance and legal affairs. Mr. Gubitz also became Chairman of MDS Capital's Investment Committee in 2004. Before joining MDS Capital in 1996, Mr. Gubitz was a partner practicing corporate and securities law at Fasken Martineau Du Moulin LLP. He was called to the Bar in the province of Ontario in 1984. Mr. Gubitz holds an LL.B. and a B.A. from McGill University in Montreal.

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

        Ms. Mayer is Senior Vice-President, Business Development Services at BTA. Ms. Mayer is responsible for leading the Business Development Services Team, which provides services in respect of identifying and analyzing new opportunities for us. Ms. Mayer joined us in May 2005 and was promoted to her current position effective January 1, 2007. Ms. Mayer has over 20 years of broad business experience in the pharmaceutical industry across many disciplines and therapeutic areas. Before joining us, she was Vice President of Global Business Development at sanofi-aventis (formerly Aventis), a publicly traded company listed on the NYSE, where she spent six years. Prior to that, she worked for 13 years at Johnson & Johnson, a publicly traded company listed on the NYSE, in the pharmaceutical sector, holding positions in various disciplines, including business development, marketing, sales and finance. Ms. Mayer also has four years of previous experience in large public accounting firms. Ms. Mayer holds an M.B.A. from Rutgers University in New Jersey and a B.A. from Glassboro College (now Rowan University) in New Jersey.

        Mr. Chouinard is Chief Operating Officer of BLS in Barbados, and a member of its Board of Managers. He is responsible for the day to day management, of all aspects of BLS's business. Mr. Chouinard came to us in March 2000 from BioChem Pharma Inc., where he was Vice President of Global Commercialisation for vaccines for approximately three years. Prior to that he spent 18 years with American Cyanamid Company (Lederle), GlaxoSmithKline Inc. and Abbott, and held senior commercial and operations positions in the U.S. and Canada. Since joining our Company, Mr. Chouinard has held the positions of Vice President and General Manager of BPC and Vice President, Manufacturing Planning and Strategy of Biovail Corporation, before joining BLS in February 2006. Mr. Chouinard holds a B.A. (with a major in economics) from McGill University in Montreal.

        Dr. Fibiger was appointed Senior Vice-President, Chief Scientific Officer of BLS effective November 24, 2008. Dr. Fibiger is responsible for overseeing the development of our product pipeline. Dr. Fibiger, a Fellow of the American College of Neuropsychopharmacology, was most recently Chief Scientific Officer of MedGenesis Therapeutix Inc., a privately held biopharmaceutical company based in Victoria, British Columbia. From 2003 to 2007, Dr. Fibiger served as Vice-President and Global Therapeutic Area Head of Neuroscience for Amgen Inc. Prior to that, he served for five years at Eli Lilly & Co. as Vice-President of Neuroscience Discovery Research and Clinical Investigation. From 1972-1998, Dr. Fibiger was Professor and Head of the Division of Neurological Sciences and Chair of the University Graduate Program in Neuroscience at the University of British Columbia. Dr. Fibiger has received many honors for his research contributions. Dr. Fibiger received his Ph.D in Psychopharmacology from Princeton University.

B.    Compensation

Compensation of Directors

        The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation for our directors. The current director compensation regime is intended to achieve a number of objectives, including to (a) attract and retain highly qualified individuals to serve as directors; (b) recognize and fairly compensate for the substantial workload, time commitment, responsibilities and risks involved in serving as a director and committee member of a public company; and (c) promote a greater alignment between the long-term economic interests of directors and shareholders.

Director Compensation Table

        The following table sets forth information regarding the compensation earned by our non-management directors in fiscal 2008.

Name	Fees Earned ($)(1)	Share-Based Awards ($)	All Other Compensation ($)(6)		Total ($)
J. Spencer Lanthier(2)	15,000	175,000	6,593		190,000
Serge Gouin(2)	20,500	175,000	6,593		195,500
David H. Laidley(2)	17,500	175,000	6,593		192,500
Mark Parrish(2)	39,000	160,000	6,027		199,000
Dr. Laurence E. Paul	120,500	110,000	198,819	(7)	404,500
Robert N. Power(2)	86,000	110,000	4,144		196,000
Lloyd M. Segal	112,000	110,000	107,797	(7)	321,000
Michael R. Van Every	140,500	110,000	97,821	(7)	325,500
Wilfred G. Bristow(3)	13,500	—	26,014		13,500
Sheldon Plener(4)	4,500	—	—		4,500
Jamie C. Sokalsky(5)	6,000	—	24,000	(7)	30,000

(1)
For more details on the fees earned by our non-management directors, see the table under the heading "— Fees Earned" below.

(2)
Elected to the Board of Directors on August 8, 2008.

(3)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(4)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(5)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

(6)
Includes the value of DSUs each director received in respect of dividends paid on our Common Shares.

(7)
This amount represents fees paid (pro rata, where applicable) in connection with service on a special committee of the Board of Directors established in 2008 to review and consider strategic alternatives and management succession plans for BLS, and to develop and oversee the Company's response to the dissident proxy contest.

        Dr. Squires (Chairman) and Mr. Wells (CEO), both of whom were directors in 2008, are Named Executive Officers (as defined below) and their compensation as directors is described in the table below the heading, Summary Compensation Table, on page 131.

Elements of Director Compensation

        Directors' compensation is paid only to non-management directors. For the year ended December 31, 2008, compensation to non-management directors, other than the Chairman, was composed of the following: (a) annual board retainers, (b) annual retainers for committee chairpersons and members, and (c) meeting fees.

Fees Earned

        Each non-management director is paid an annual board retainer of $50,000 (the "Base Retainer"), which amount is paid immediately following his or her election, re-election or appointment, as the case may be. In the event that a non-management director is elected following the annual meeting of the Company, his/her Base Retainer will be pro rated accordingly. As described below, directors may elect to receive up to 100% of the Base Retainer in the form of deferred share units ("DSUs"). In addition to their Base Retainer, non-management directors also receive an annual allocation of DSUs with a value of $110,000 at the time of grant, as further described below.

        Non-management directors are also entitled to annual retainers for serving on the committees of the Board of Directors, whether as Chairperson or as a member of such committees. In fiscal 2008, the Chairperson of the Audit Committee was paid a retainer of $20,000, the Chairperson of the Compensation Committee was paid a retainer of $10,000, the Chairperson of the Nominating and Corporate Governance Committee was paid a retainer of $10,000 and the Chairperson of the Risk and Compliance Committee was paid a retainer of $5,000. In fiscal 2008, each member of the Audit Committee (other than the Chairperson) was paid a retainer of $10,000, and each member of the other standing committees of the Board of Directors (other than the

Chairpersons of such committees) was paid a retainer of $5,000 per committee. Fees paid to members of the special committee established in 2008 to consider strategic alternatives were determined by the Board of Directors and are set out in the Director Compensation Table above and the table below under this heading "Fees Earned". Committee retainers are paid upon the director's appointment as Chairperson or member of the committee, as the case may be. Under the DSU Plans (as defined below), the Chairpersons and other members of these committees may elect to receive all or part of their committee retainers in the form of DSUs.

        Non-management directors are also paid a fee for their attendance at each meeting of the Board of Directors or standing committee. In fiscal 2008, the non-management directors received $1,500 for each meeting of the Board of Directors they attended, and $1,500 for each committee meeting they attended. Payment of each meeting fee was made following the applicable meeting.

        We also pay travel fees in connection with Board and committee meetings. Directors who require air travel and an overnight stay in connection with a Board or committee meeting are provided an additional $2,000 for each such meeting attended in compensation for travel time.

        The following table sets out the fees earned by the non-management directors during the year ended December 31, 2008. For all other director compensation, see the "Director Compensation Table" above.

Name	Base Retainer ($)	Committee Retainer ($)	Meeting Attendance Fee ($)	Travel Fees ($)	Other Fees ($)		Total ($)	Portion of Base Retainer and/or Committee Retainer taken in Cash and/or DSUs
J. Spencer Lanthier(1)	50,000	15,000	15,000	—	—		80,000	100% in DSUs
Serge Gouin(1)	50,000	15,000	16,500	4,000	—		85,500	100% in DSUs
David H. Laidley(1)	50,000	15,000	13,500	4,000	—		82,500	100% in DSUs
Mark Parrish(1)	50,000	15,000	18,000	6,000	—		89,000	Base retainer in DSUs; Committee retainers 100% in cash
Dr. Laurence E. Paul	50,000	10,000	48,500	12,000	174,000	(5)	294,500	100% in cash
Robert N. Power(1)	50,000	10,000	18,000	8,000			86,000	100% in cash
Lloyd M. Segal	50,000	10,000	38,000	14,000	99,000	(5)	211,000	100% in cash
Michael R. Van Every	50,000	25,000	57,500	8,000	75,000	(5)	215,500	100% in cash
Wilfred G. Bristow(2)	—	—	13,500	—	—		13,500	N/A
Sheldon Plener(3)	—	—	4,500	—	—		4,500	N/A
Jamie C. Sokalsky(4)	—	—	6,000	—	24,000	(5)	30,000	N/A
Total	400,000	115,000	249,000	48,000	372,000		1,184,000	Total Fees Paid in DSUs: $1,120,000 Total fees paid in cash: $890,000

(1)
Elected to the Board of Directors on August 8, 2008.

(2)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(3)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(4)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

(5)
This amount represents fees paid (pro rata, where applicable) in connection with service on a special committee of the Board of Directors established in 2008 to review and consider strategic alternatives, management succession plans for BLS, and to develop the Company's response to the dissident proxy contest.

        Dr. Squires and Mr. Wells, both of whom were directors in 2008, are Named Executive Officers and their compensation as directors is described in the table below under the heading "Summary Compensation Table" on page 131.

Equity-Based Compensation for Directors

Options (historical)

        Prior to 2005, non-management directors were compensated, in part, with options. As a result, certain of our current non-management directors still hold options as follows: Dr. Laurence Paul holds 10,000 options and Michael Van Every holds 10,000 options. In each case, all such options are exercisable. For additional information, see the table below under the section "Director Incentive Plan Awards" below.

Deferred Share Units

        On May 4, 2005, the Board of Directors adopted the Deferred Share Unit Plans (the "DSU Plans") for our non-management directors. A DSU entitles a director, upon ceasing to be director, to receive an amount having the same value as one Common Share. DSUs also have the effect of enhancing our ability to attract and retain highly qualified individuals to serve as directors. Some of the key features of the DSU Plans are described below:

  •
  Directors are granted $110,000 in DSUs annually, which is a significant portion of their annual compensation, and also may elect to receive up to 100% of their Base Retainer and annual committee retainers, as applicable, in the form of DSUs, for additional information see the table above under the section "Fees Earned";

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

Director Incentive Plan Awards

        The following table provides information on the holdings of share-based and option-based awards by the non-management directors as at December 31, 2008. Certain terms of our options, including vesting and expiry date, are subject to the provisions of the applicable option plan. For additional information see the description of equity incentive compensation in "Equity Compensation Plan Information — Option and RSU Plans" below.

	Option-Based Awards							Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexerciseable	Number of Securities Underlying Unexercised Options (#) Total	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)
J. Spencer Lanthier	—	—	—		—	—	—	—	—
Serge Gouin	—	—	—		—	—	—	—	—
David H. Laidley	—	—	—		—	—	—	—	—
Mark Parrish	—	—	—		—	—		—	—
Dr. Laurence E. Paul	10,000	—	10,000		18.75	06/25/09	0.00
Robert N. Power	—	—			—	—	—	—	—
Lloyd M. Segal	—	—			—	—	—	—	—
Michael Van Every	10,000	—	10,000	C$	25.32	06/25/09	0.00
Wilfred G. Bristow(1)	10,000	—	10,000	C$	25.32	06/25/09	0.00
Sheldon Plener(2)	—	—	—		—	—	—	—	—
Jamie C. Sokalsky(3)	—	—	—		—	—	—	—	—

(1)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008.

(2)
Mr. Plener resigned from the Board of Directors effective February 25, 2008.

(3)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008.

        Dr. Squires and Mr. Wells, both of whom were directors in 2008, are Named Executive Officers and their holdings of share-based and option-based awards as at December 31, 2008 is described in the table below under the heading "Outstanding Equity Incentive Awards at Fiscal Year End" on p. 84.

Chairman Compensation

        Dr. Squires, formerly our Chief Executive Officer and Interim Chairman of the Board of Directors, was appointed Chairman of the Board of Directors effective May 1, 2008. The chairman agreement, made as of May 1, 2008, between the Company and Dr. Squires has a term beginning on May 1, 2008 and continuing until June 1, 2009, unless terminated sooner or extended by mutual agreement between us and Dr. Squires.

        Pursuant to the chairman agreement, Dr. Squires is entitled to receive (a) a payment of $23,014, representing the pro-rated amount of the annual retainer for services provided between May 1, 2008 and August 8, 2008 and (b) an annual retainer payment of $150,000, following his election to the Board of Directors at the annual general meeting of shareholders on August 8, 2008. Dr. Squires was also paid a one-time fee of $282,740 in connection with certain transition services he performed in connection with our retention of a new Chief Executive Officer.

        In addition to the annual retainer payments described above, Dr. Squires is also entitled to receive (a) $23,014 in DSUs, representing the pro-rated amount of the annual DSU grant for services provided between May 1, 2008 and August 8, 2008 and (b) $150,000 in DSUs, following his election to the Board of Directors at the annual general meeting of shareholders on August 8, 2008. Dr. Squires, as Chairman, is no longer entitled to any of the benefits that we provide to our employees.

Summary of Directors' Share Ownership

        To support the alignment of directors' interests with our interests and those of our shareholders, non-management directors are expected, in accordance with our Corporate Governance Guidelines, to hold or control Common Shares, DSUs, or a combination of both, equal in value to at least three times their Base Retainer within three years of being elected or appointed. The following table summarizes the current holdings of our Common Shares (excluding options) and DSUs by non-management directors as at December 31, 2008 and December 31, 2007:

Name of Director	Year	Common Shares (direct and indirect, excluding options) (#)	DSUs (#)	Total (Common Shares and DSUs) (#)	Total "At-Risk" Value of Common Shares and DSUs ($)(1)	Share Ownership Target ($)	Target Date for Share/DSU Ownership
Dr. Douglas J.P. Squires	2008	29,688	17,785	47,473	448,620	150,000	Already Met
	2007	29,688	Nil	29,688	399,600
	Change	Nil	+17,785	+17,785	+49,020
J. Spencer Lanthier(2)	2008	Nil	18,184	18,184	171,839	150,000	Already Met
	2007	Nil	Nil	Nil	Nil
	Change	Nil	+18,184	+18,184	+171,839
Serge Gouin(2)	2008	Nil	18,184	18,184	171,839	150,000	Already Met
	2007	Nil	Nil	Nil	Nil
	Change	Nil	+18,184	+18,184	+171,839
David H. Laidley(2)	2008	Nil	18,184	18,184	171,839	150,000	Already Met
	2007	Nil	Nil	Nil	Nil
	Change	Nil	+18,184	+18,184	+171,839
Mark Parrish(2)	2008	200	16,625	16,825	176,006	150,000	Already Met
	2007	Nil	Nil	Nil	Nil
	Change	Nil	+16,625	+16,825	+176,006
Dr. Laurence E. Paul	2008	28,000	29,151	57,151	540,076	150,000	Already Met
	2007	28,000	16,065	44,065	593,115
	Change	Nil	+13,086	+13,086	-53,039
Robert N. Power(2)	2008	Nil	11,430	11,430	108,013	150,000	August 8, 2011
	2007	Nil	Nil	Nil	Nil
	Change	Nil	+11,430	+11,430	+108,013

Name of Director	Year	Common Shares (direct and indirect, excluding options) (#)	DSUs (#)	Total (Common Shares and DSUs) (#)	Total "At-Risk" Value of Common Shares and DSUs ($)(1)	Share Ownership Target ($)	Target Date for Share/DSU Ownership
Lloyd M. Segal	2008	3,500	15,845	19,345	182,810	150,000	Already Met
	2007	500	4,002	4,502	60,597
	Change	+3,000	+11,843	+14,843	+122,213
Michael R. Van Every	2008	2,000	29,153	31,153	294,395	150,000	Already Met
	2007	2,000	16,067	18,067	243,182
	Change	Nil	+13,086	+13,086	+51,213
William (Bill) Wells(3)	2008	75,000	26,869	101,869	962,662	150,000	Already Met
	2007	30,000	24,358	54,358	731,659
	Change	+45,000	+2,511	+47,511	+231,003
Wilfred G. Bristow(4)	2008	7,000	24,686	31,686	299,432	N/A	N/A
	2007	7,000	22,379	29,379	395,441
	Change	Nil	+2,307	+2,307	-96,009
Sheldon Plener(5)	2008	1,000	Nil	1,000	9,450	N/A	N/A
	2007	1,000	16,067	17,067	229,722
	Change	Nil	-16,067	-16,067	-220,292
Jamie C. Sokalsky(6)	2008	Nil	Nil	Nil	Nil	N/A	N/A
	2007	Nil	16,067	16,067	216,262
	Change	Nil	-16,067	-16,067	-212,262

(1)
The "at risk" value of the Common Shares and DSUs is based upon the closing price of the Common Shares on the last day of trading on the NYSE in 2007 ($13.46) and 2008 ($9.45), as applicable.

(2)
Elected to the Board of Directors on August 8, 2008.

(3)
Mr. Wells was appointed the Chief Executive Officer of Biovail Corporation and the President of BLS effective May 1, 2008.

(4)
Mr. Bristow resigned from the Board of Directors effective April 21, 2008. Pursuant to a redemption notice dated April 23, 2008, Mr. Bristow has elected to redeem 100% of the DSUs in one lump sum cash payment on December 15, 2009.

(5)
Mr. Plener resigned from the Board of Directors effective February 25, 2008. Pursuant to a redemption notice dated March 17, 2008, Mr. Plener redeemed the DSUs in two lump sum cash payments on each of March 25, 2008 and March 31, 2008, respectively.

(6)
Mr. Sokalsky resigned from the Board of Directors effective March 28, 2008. Pursuant to a Redemption Notice dated June 13, 2008, Mr. Sokalsky redeemed 100% of his DSUs in one lump sum cash payment on June 20, 2008.

Compensation Discussion and Analysis

        The Compensation Committee is responsible for establishing, implementing and monitoring the Company's executive compensation philosophy and objectives. The Compensation Committee reviews and approves all components of Company executive pay, recommends or reports its decisions to the Board of Directors, and oversees the administration of the compensation program for senior executives.

        Our Chief Executive Officer and our Senior Vice-President, Human Resources and Shared Services work closely with the Compensation Committee and provide recommendations to this Committee regarding executive compensation, except that the Chief Executive Officer and Senior Vice-President, Human Resources and Shared Services do not make recommendations to the Compensation Committee regarding their own compensation. See "Board of Directors Practices — Compensation Committee".

Key Initiatives of the Compensation Committee

        In accordance with its mandate, the Compensation Committee made the following key changes to our compensation policies, plans and arrangements in 2008, which changes are designed to better serve our compensation objectives (as described below), to reflect current industry practices, and to comply with changes in laws, rules and regulations. The changes outlined below are in addition to the general review of our executive compensation packages, which the Compensation Committee undertakes on an annual basis:

  •
  Established the Chief Executive Officer's compensation package and employment agreement.

  •
  Established the performance-related option program for the Chief Executive Officer's direct reports and other high potential key employees.

  •
  Directed the enhancement of our compensation-related disclosure with reference to the requirements of the SEC and the new requirements of the Canadian Securities Administrators.

  •
  Re-evaluated and updated our comparator group of companies used for compensation purposes (as discussed below).

Compensation Objectives

        The Compensation Committee has established the following objectives for executive compensation: (a) attract, motivate and retain key personnel; (b) link executive compensation to overall corporate performance; and (c) motivate officers to act in the best interests of shareholders. The Compensation Committee reviews our compensation objectives each year to determine if revisions are necessary in light of industry practices and emerging trends, our corporate and strategic goals or other relevant factors.

        Our compensation program consists of three key elements: (a) base salary; (b) short-term incentives in the form of a cash bonus; and (c) equity-based incentives in the form of option and RSU awards (each as further described below). Each of these elements assists in achieving one or more of our compensation objectives.

Attract, Motivate and Retain Key Personnel

        The Compensation Committee recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain our position as a leader within our segment of the pharmaceutical industry. This is particularly true for most of our senior officers, who have a significant influence on corporate performance. The key elements of our executive compensation program that are designed to achieve this objective include the following:

  •
  Base salary and short-term and equity-based incentives for executives are benchmarked with reference to similar positions in a comparator group (described below), ensuring that total compensation is competitive in today's market.

  •
  Our equity-based compensation was designed to, amongst other things, maintain the competitiveness of our compensation package and thereby attract and retain officers and employees. As many public companies have recently done, we introduced whole share awards (i.e., RSUs) as part of our 2007 Equity Compensation Plan. Executives are now eligible for equity-based incentive compensation that includes a mix of options and RSUs. As RSUs can deliver compensation value in times of flat or declining share prices, the use of RSUs can serve as an effective retention mechanism.

  •
  The three-year vesting periods of equity compensation awards for executive officers (five years in the case of the CEO's performance-vesting RSUs), coupled with the prospect of forfeiture of unvested awards as mandated by the 2007 Equity Compensation Plan in the event of voluntary resignation, also encourage continued service.

  •
  Both the Short-Term Incentive Plan and the 2007 Equity Compensation Plan seek to motivate officers and employees by rewarding performance. Under the Short-Term Incentive Plan, the percentage of the target cash bonus actually paid out to executive officers is based, in part, on the performance of their business group or division, intended to drive managerial performance. As well, if an officer exhibits outstanding overall individual performance, what would otherwise be his or her cash bonus payout can be adjusted upwards to a maximum of 1.5 times.

Link Executive Compensation to Overall Corporate Performance

        The Compensation Committee believes that compensation paid to executive officers should be closely aligned with our overall corporate performance. The elements of compensation have been designed to strengthen this alignment, including in the following key respects:

  •
  The determination of the amount of any increase to the base salary is based, in part, on our overall performance.

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

Motivate Officers to Act in the Best Interests of Shareholders

        The Compensation Committee seeks to align the interests of the executive officers with those of our shareholders. The ways in which the elements of compensation achieve this objective include the following:

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

  •
  The Chief Executive Officer was granted RSUs, the vesting of which is dependent on the level of total shareholder return achieved over a five-year vesting period, as compared to the comparator group. The better our total shareholder return, as measured against the comparator group, the greater the multiple of RSUs that vest. Performance below a pre-determined percentile as compared to the comparator group results in zero vesting.

Measures Undertaken to Support Compensation Objectives

Independent Compensation Consultant

        In accordance with its mandate, the Compensation Committee has sole authority to retain for itself consultants, including with respect to compensation matters, and to approve related fees and retention terms for the consultants. In both the initial selection of and its annual review of its compensation consultant, the Compensation Committee considered the following factors:

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

•
Evaluation against a selection of potential consultant peers

•
Status of current relationship and satisfaction with any previous services provided

        Since 2004, the Compensation Committee has engaged the services of Mercer (Canada) Limited ("Mercer") as an independent consultant to provide advice on compensation matters. Mercer reports directly to the Compensation Committee. The Compensation Committee instructs Mercer to give advice to the Committee independent of management and to provide such advice for the benefit of the Company and our shareholders. In its role as compensation consultant, Mercer has conducted an annual review of our executive compensation programs for the past four years.

        For 2008, the Compensation Committee once again selected Mercer to provide compensation analysis and advice on an ongoing basis throughout the year. The services provided by Mercer to the Compensation Committee during 2008 included the following: (a) review of our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels, and total direct compensation of certain senior positions, against those of a comparator group of similar-sized North American pharmaceutical companies as measured on revenue and/or market capitalization; (b) making recommendations for the compensation packages of the Chief Executive Officer and the Chairman; and (c) assistance in developing and implementing revisions to the existing equity-based incentive plan.

        The Compensation Committee considered the advice and analysis of Mercer, together with other factors the Committee considered appropriate (including market data, knowledge of the comparator group and personal knowledge and experience of committee members), in reaching its decisions and recommendations to the Board relating to, among other things, Chief Executive Officer and Chairman compensation, executive officer compensation, non-management director compensation and 409A compliance of our compensation plans. The decisions made by the Compensation Committee are solely the responsibility of the Committee and reflect factors and considerations in addition to the information and analysis provided by Mercer.

        During fiscal 2008, Mercer attended one or more portions of six meetings of the Compensation Committee, both with and without management present. In addition, Mercer met with the Chair of the Compensation Committee on a number of other occasions in preparation for committee meetings with respect to compensation matters.

        During fiscal 2008, in addition to the compensation-related services described above, Mercer also provided certain additional services for our management and certain of our affiliates that were not related to compensation matters, including services related to retirement communication, health and benefit consulting and administration and investment consulting. However, the business unit of Mercer that provides compensation-based services is separate and independent from those business units of Mercer that provide these other services. The total fees for services provided to us by Mercer in the 2008 fiscal year are set out below:

Type of Fee	Amount of Fee	Percentage of Total Fees for Services Provided in 2008
For compensation-related services carried out for the Compensation Committee	$96,624	40%
For additional services provided to us	$143,427	60%

Total Annual Fees	$240,051	100%

        The independence of Mercer, as compensation consultant, has been reviewed and confirmed by the Compensation Committee. The Chairperson of the Compensation Committee must pre-approve any additional work and non-Board services proposed to be performed by the Committee's independent consultant. The Chairperson of the Committee shall not approve any such additional work or non-Board services that, in the view of the Compensation Committee, could compromise such consultant's independence as a compensation advisor to the Compensation Committee.

Comparator Group

        The Compensation Committee benchmarks each executive officer's total compensation to compensation for similar positions in a comparator group of companies that the Committee has compiled with assistance from Mercer. The benchmarking process provides the Committee with a valuable reference; however, it is not used as a determinative source from which compensation levels are set. Generally, the Compensation Committee targets approximately the 50th percentile of the comparator group with respect to total compensation of executives.

However, the Compensation Committee preserves flexibility to make adjustments to such general reference points to respond to, and adjust for, the evolving business environment. There were no such adjustments made in respect of 2008. In addition, as we have several key functional executives in Canada, our annual compensation review also includes a comparative analysis against all publicly-traded Canadian companies with revenue between $500 million and $2 billion.

        The Compensation Committee, with the assistance of Mercer, re-evaluated and confirmed the comparator group during 2008. In selecting the comparator group, particular focus was given to executive compensation practices within the highly competitive pharmaceutical industry, both in Canada and the U.S. Based on this analysis, the Committee has established a comparator group of similar-sized North American pharmaceutical companies as measured on revenue and/or market capitalization.

        For the compensation review conducted during the 2008 fiscal year, the comparator group consisted of the following companies:

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

        The chart below sets out the relative weighting of each component of the targeted total compensation for each Named Executive Officer (as defined below).

	Percentage of Targeted Total Direct Compensation
Named Executive Officer	Base Salary	Short-Term Incentives	Equity-Based Incentives (Options/RSUs)
William (Bill) Wells Chief Executive Officer and President, BLS	38%	38%	24%
Margaret Mulligan Senior Vice-President and Chief Financial Officer	43%	21%	37%
Gilbert Godin Executive Vice-President and Chief Operating Officer	41%	24%	35%
Gregory Gubitz Senior Vice-President, Corporate Development	43%	21%	37%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	43%	21%	37%
Dr. Douglas J.P. Squires(1) Chief Executive Officer	38%	38%	24%

	Percentage of Targeted Total Direct Compensation
Named Executive Officer	Base Salary	Short-Term Incentives	Equity-Based Incentives (Options/RSUs)
Kenneth G. Howling(2) Senior Vice-President and Chief Financial Officer	43%	21%	37%
Adrian de Saldanha(3) Interim Chief Financial Officer	45%	18%	37%

(1)
Dr. Squires ceased to be Chief Executive Officer effective May 1, 2008.

(2)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company.

(3)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company.

        In allocating among the elements of compensation, we structure a significant portion of executive compensation as pay for performance or "at-risk" compensation, as we believe that incentive pay appropriately rewards employees for their contribution to our overall performance when such performance meets or exceeds objectives. We also seek to align compensation with both corporate performance and shareholder value. In this regard, the value of our short-term incentives, in the form of a cash bonus, is dependent on the achievement of pre-determined corporate, divisional and individual performance objectives, while the value of our equity-based incentives, in the form of option and RSU awards, is derived from the value of our Common Shares. In allocating between short-term and long-term compensation, we seek to balance between rewarding past performance and future potential, both of which we view as critical for our executives to exhibit. In that respect, cash bonuses, being dependent, in large part, on the achievement of corporate, divisional and individual objectives are primarily designed to reward the past performance of both the Company and the individual; whereas, in determining option and RSU awards, the Committee seeks to reward future potential and expected long-term performance of the executives by basing such awards, in part, on their demonstration of exceptional effort, critical skills and key talents.

        The actual compensation awarded or paid to each of our Named Executive Officers in 2008 is set out in a table below under the heading "Summary Compensation Table".

Base Salary

        Base salary levels are determined by evaluating (a) individual factors, such as the role, level of responsibility and contribution of each executive; (b) market factors, through benchmarking to the comparator group described above; and (c) our financial performance. Each year, the Committee reviews the individual salaries of the executive officers, including the Named Executive Officers, with a view to these factors and recommends to the Board of Directors adjustments designed to ensure that base salaries are kept competitive for purposes of retaining and motivating individuals who are assessed to be integral to enhancing corporate performance and shareholder value. The amount of any increase to an executive officer's base salary is influenced by performance with reference to the achievement of corporate and divisional objectives. A salary increase is not automatic, and executive officers with an overall performance that is unacceptable would typically not receive a salary increase, among other things. In accordance with the Company's annual compensation review process in February 2009 it was determined that in light of the current economic slowdown, the 2009 salaries of the Chief Executive Officer and each of the Senior Vice Presidents, will be frozen at 2008 levels.

        The base salaries paid to the Named Executive Officers in 2008 are set out in a table below under the heading "Summary Compensation Table".

Non-Equity Incentive Compensation

        Our Short-Term Incentive Plan provides compensation in the form of a cash bonus and is designed to give executives a strong incentive to maintain focus on continuous improvement of results through the achievement of corporate, divisional and individual objectives.

  Target Bonus

        A target bonus is established for each executive officer. In respect of 2008, in accordance with his employment agreement, the Chief Executive Officer received a guaranteed cash bonus of 100% of his base salary (with a target of 100% thereafter) and the other Named Executive Officers' target cash bonuses were set at 50% of their respective base salaries, with the exception of the Executive Vice-President, Chief Operating Officer whose target cash bonus was set at 60% of his base salary. These target bonuses are reviewed by the Compensation Committee annually, and are compared against those of our comparator group. Target bonuses to our Named Executive Officers are set at approximately the 50th percentile of our comparator group.

  Performance Objectives

        The actual amount of an executive's cash bonus is indicated, initially, on the level of achievement of certain pre-determined corporate, divisional and individual objectives. Annually, the Board of Directors and management engage in a strategic planning process, which forms the basis of these objectives. These objectives represent short-term milestones against which we measure progress towards longer-term strategic goals.

        For 2008, the relative weighting of these corporate, divisional and individual objectives for the Named Executive Officers, other than the Chief Executive Officer, was as follows:

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

  Corporate Objectives

        For 2008, the Company wide corporate objectives were comprised of financial objectives and objectives associated with the successful implementation of the New Strategic Focus. Each such sub-category of corporate objectives was given equal weighting and based on a distinct set of metrics. For more information regarding the New Strategic Focus see Item 4.B, "Information on the Company — Business Overview — New Strategic Focus".

        The performance metrics associated with the financial objectives established for 2008 included revenue, gross margin, net income and earnings per share. The targets approved by the Compensation Committee for these metrics were as follows:

Financial Metric	2008 Target
Revenue	$791.8 million
Gross Margin	$592.1 million
Net Income	$228.4 million
Earnings Per Share	$1.44

        As noted above, in addition to the financial metrics, the Compensation Committee determined a series of objectives associated with the successful implementation of the New Strategic Focus.

        For 2008, these objectives included:

  •
  effective identification, development and communication of a new strategic focus and turnaround plan in a manner that would ensure understanding and alignment with external and internal stakeholders;

  •
  implementation of the New Strategic Focus in accordance with work-stream goals and plans;

  •
  the successful pursuit of business development initiatives aligned with the New Strategic Focus;

  •
  successful restructuring of the Company's business to enable the achievement of the New Strategic Focus; and

  •
  establishment of specialty CNS capability within the organization to support the New Strategic Focus.

  Divisional/Individual Objectives

        The Compensation Committee also evaluates each executive officer's divisional/individual objectives, which relate to both the business group over which that particular executive officer has responsibility and the individual's performance as head of such business group. The achievement of divisional/individual objectives is based on that business group's achievement of its identified goals over the performance period. The divisional/individual objectives vary from business group to business group and individual to individual based on the type of contributions that are expected of each group or head of each group, as the case may be, toward our key priorities. For those executive officers who have responsibility for more than one business group, the divisional/individual objectives are based on a combination of the achievements of the associated groups. Divisional/individual objectives are designed to link the payment of short-term incentives to the contribution to corporate success that flows from the performance of our business groups.

        The divisional/individual objectives fall within the following categories: financial and cost containment; product development and acquisition; business operations; risk management and organization. These categories of objectives have been selected because they relate to the key areas that we have identified as fundamental in supporting our growth and long-term strategy. Within each category of divisional/individual objectives, a number of specific, measurable objectives are established that reflect each executive officer's position and responsibilities.

        In 2008, the divisional/individual objectives for Named Executive Officers generally included the following:

  •
  Financial and cost containment — revenue, gross margin, net income, budget management and cost reduction measures and monitoring and managing headcounts;

  •
  Product development and acquisition — identification of potential acquisition in-licensing opportunities, generation of new product opportunities through in-licensing or acquisitions, support of business development initiatives, development of intellectual property and maintenance and expansion of business development relationships;

  •
  Business operations — cost reduction through consolidation of manufacturing and pharmaceutical sciences resources, sale of non-core assets and project management.

  •
  Risk management — ongoing implementation of and compliance with systems and policies designed to mitigate and manage risks in key areas (including continuity of supply, intellectual property protection, reputational risk, security and clinical, regulatory and medical affairs), compliance with applicable laws and regulations, management of intellectual property portfolio and management of litigation; and

  •
  Organization — succession planning, implementation of short-term and equity-based incentive compensation plans, development and maintenance of management and organizational structures and recruitment and retention;

        Both the corporate objectives and the divisional/individual objectives are reviewed and updated on an annual basis with reference to current market practices and our compensation objectives. The assessment of the corporate and divisional/individual objectives, coupled with an individual performance assessment, determine the total amount of cash bonus realized. The level of achievement of the corporate and divisional/individual objectives is assessed by the Compensation Committee and assigned a rating with a corresponding payout factor. The rating and payout factors applied are consistent with the individual performance multiplier ranges set out below.

  Individual Performance Multiplier

        Once a preliminary indication of the officer's cash bonus has been determined based on the achievement of the corporate and divisional/individual objectives, a secondary assessment of overall individual performance is conducted that can either increase, decrease or eliminate entirely what would have otherwise been the appropriate bonus amount coming out of the preliminary measure of objective achievement. Each officer's overall performance is reviewed and assigned an individual performance rating. Once the performance rating is assigned, the preliminary bonus amount is increased or decreased by an individual performance multiplier within the range assigned to that particular performance rating. Currently, the individual performance multipliers are allocated as follows:

Performance Rating	Individual Performance Multiplier Range
Outstanding Results	1.2 to 1.5
Exceeds Expectations	1.0 to 1.2
Achieves Expectations	0.75 to 1.0
Needs Improvement	0 to 0.5
Unacceptable	0

        As a result of the individual performance multiplier, it is possible that an officer will not receive any cash bonus where the participant's overall performance has been rated as needing improvement or unacceptable. The decision not to award a bonus in this circumstance is at the discretion of the Compensation Committee. Conversely, where an individual's overall performance is rated as outstanding, the Short-Term Incentive Plan is designed to reward these outstanding results with a cash bonus in excess of the bonus assessed in the manner described above. In addition, if it is determined that an executive officer has engaged in conduct that violates our policies, we may withhold, at the discretion of the Senior Vice-President, Human Resources and Shared Services, all or part of such officer's cash bonus under our Short-Term Incentive Plan.

  Cash Bonuses Awarded

        As a result of the Compensation Committee's evaluation for the year ended December 31, 2008, all four Named Executive Officers, whose cash bonus for 2008 was subject to corporate and divisional/individual objectives (as listed below), received a cash bonus greater than their short-term incentive targets. The cash bonuses paid to the Named Executive Officers in respect of 2008 are set out below and in a table below under the heading "Summary Compensation Table".

        The following table sets out the target and actual cash bonus paid to each Named Executive Officer in respect of 2008:

Name and Position	Target Bonus (% of Salary)	Payout Range (% of Salary)(1)	Target Bonus ($)	Maximum Award ($)(2)	Actual Bonus ($)	Actual Bonus (% of Salary)
William (Bill) Wells(3) Chief Executive Officer and President, BLS	100%	N/A	N/A	N/A	860,000	100%
Margaret Mulligan(4) Senior Vice-President and Chief Financial Officer	50%	0-75%	205,000	307,500	216,531	53%
Gilbert Godin Executive Vice-President and Chief Operating Officer	60%	0-90%	305,445	458,167	435,547	86%
Gregory Gubitz Senior Vice-President, Corporate Development	50%	0-75%	206,840	310,260	240,323	58%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	50%	0-75%	206,840	310,260	294,941	71%
Dr. Douglas J.P. Squires(5) Chief Executive Officer	100%	N/A	352,500	N/A	352,500	100%
Kenneth G. Howling(6) Senior Vice-President and Chief Financial Officer	N/A	N/A	N/A	N/A	N/A	N/A
Adrian de Saldanha(7) Interim Chief Financial Officer	N/A	N/A	N/A	N/A	N/A	N/A

(1)
These amounts range from the amount of bonus received where the individual performance multiplier is zero to the amount of bonus received where the individual performance multiplier is 1.5 times the target bonus, in both cases assuming the corporate and divisional/individual achievement is assessed at a payout factor of 100%.

(2)
These amounts are based on achievement of full target bonus (assuming corporate and divisional/individual achievement assessed at a payout factor of 100%) and an individual performance multiplier of 1.5 times such bonus.

(3)
Pursuant to Mr. Well's employment agreement, Mr. Wells received a guaranteed cash bonus of 100% of his base salary for 2008.

(4)
Mrs. Mulligan received a cash bonus based on her annualized base salary for 2008 of $410,000.

(5)
Dr. Squires ceased to be Chief Executive Officer effective May 1, 2008. Dr. Squires and the Company entered into a separation agreement dated May 6, 2008 providing for severance payments consistent with the terms of his employment contract dated September 1, 2007, including a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions.

(6)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company. Mr. Howling was not entitled to a performance-based cash bonus.

(7)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. de Saldanha was not entitled to a performance-based cash bonus.

        The following table sets out the level of achievement of corporate objectives and divisional/individual objectives, as a percentage of full achievement of all objectives in the category, and the total percentage of the target bonus achieved for each Named Executive Officer in connection with the assessment of the short-term incentives for the Named Executive Officers in respect of 2008:

Name and Position	Corporate Objectives	Divisional/ Individual Objectives	Individual Performance Multiplier	Total Percentage of Target Bonus
William (Bill) Wells(1) Chief Executive Officer and President, BLS	N/A	N/A	N/A	100%
Margaret Mulligan Senior Vice-President and Chief Financial Officer	111.25%	100%	1.0	105.63%
Gilbert Godin Executive Vice-President and Chief Operating Officer	111.25%	100%	1.35	142.6%
Gregory Gubitz Senior Vice-President, Corporate Development	111.25%	100%	1.1	116.17%
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	111.25%	100%	1.35	142.6%
Dr. Douglas J.P. Squires(2) Chief Executive Officer	N/A	N/A	N/A	N/A
Kenneth G. Howling(3) Senior Vice-President and Chief Financial Officer	N/A	N/A	N/A	N/A
Adrian de Saldanha(4) Interim Chief Financial Officer	N/A	N/A	N/A	N/A

(1)
Pursuant to Mr. Wells' employment agreement, Mr. Wells received a guaranteed cash bonus of 100% of his base salary for 2008.

(2)
Dr. Squires ceased to be Chief Executive Officer effective May 1, 2008. Dr. Squires and the Company entered into a separation agreement dated May 6, 2008 providing for severance payments consistent with the terms of his employment contract dated September 1, 2007, including a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions.

(3)
Mr. Howling was reassigned from his role as Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company.

(4)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company.

        As the table above indicates, for all Named Executive Officers, other than Mr. Wells, whose bonus amount was determined in accordance with his employment agreement, the level of achievement of corporate objectives was assessed at 111.25%. The achievement of a payout factor of 111.25% for corporate objectives resulted from the Compensation Committee's assessment of the level of achievement by the Company of the financial objectives and the objectives associated with the implementation of the New Strategic Focus.

        Following its review, the Compensation Committee determined that the Company had "achieved expectations" with respect to its financial objectives and had attained "outstanding results" with respect to its New Strategic Focus objectives. In its determination of the level of achievement of the financial objectives for 2008, the Compensation Committee took into consideration external and internal factors which had an impact on the Company, including the overall economic climate, the dissident proxy contest and the development and implementation of the New Strategic Focus. Within this framework, the Committee evaluated the financial performance of the Company against the financial targets established for 2008 and determined that the Company had, as noted above, "achieved expectations" and, consequently, that the corresponding short-term incentive payout factor for these objectives was within a range of 75% to 100%, concluding that the mid-range point of 87.5% should be applicable.

        In determining the level of achievement of the New Strategic Focus objectives, the Compensation Committee undertook a detailed analysis of the achievements of the Company relating to the implementation of the New Strategic Focus. In particular, the Compensation Committee noted that the Company, under the stewardship of its executive team, had:

  •
  developed and successfully communicated to the external market the New Strategic Focus;

  •
  managed the dissident proxy contest to a successful outcome;

  •
  appointed Mr. Wells as Chief Executive Officer and, consistent with its operational structure, transitioned Mr. Wells to the Barbados office;

  •
  established an implementation plan for the New Strategic Focus with the creation of the implementation management office, work-stream goals and implementation plans, and achieved key deliverables for 2008, with progress on track for completion of 2009 and 2010 targets;

  •
  identified specialty CNS opportunities, including in-line products that could be repurposed or acquired, pipeline compounds and specialty CNS companies;

  •
  developed a screening tool for the identification of high priority specialty CNS companies;

  •
  initiated discussions with numerous high priority targets/companies concerning in-licensing or acquisition opportunities;

  •
  acquired and integrated Prestwick and consequently launched its first specialty CNS product five years in advance of the timeline set out in the New Strategic Focus;

  •
  initiated the consolidation of manufacturing resources through the planned closure of the two Puerto Rico facilities and the transfer of certain manufacturing and packaging processes to the Steinbach, Manitoba facility;

  •
  initiated the consolidation of pharmaceutical sciences resources through the closure of the R&D facility in Dublin, Ireland;

  •
  launched a normal course issuer bid pursuant to which it repurchased 2,818,400 common shares;

  •
  identified and sold certain non-core assets;

  •
  significantly strengthened the executive and scientific team and built upon existing expertise in specialty CNS with the recruitment of a new Chief Financial Officer, Chief Scientific Officer, Vice-President, Medical and Scientific Affairs and Vice-President, Neurologic and Psychiatric Development.

        With regard to these and other achievements, the Compensation Committee determined that Company achieved "outstanding results" and ascribed the corresponding payout factor of 120% to 150%, concluding that the mid-range point of 135% was applicable. In determining the overall payout factor of 111.25% for the corporate objectives, the Committee used the mid-range of each set of objectives and weighted each of the financial and New Strategic Focus objectives at 50% of the total corporate objectives.

        Following the determination of the level of achievement of the corporate objectives, the Compensation Committee evaluated the achievement of each executive officer's divisional/individual objectives. Each executive's level of achievement was assessed against both the achievements of the business group over which the particular executive officer had responsibility, and the individual's performance as head of such business group. It was determined that each Named Executive Officer, whose short-term incentive compensation for 2008 was subject to the achievement of divisional/individual objectives, had achieved 100% of such objectives.

        The overall preliminary payout factor for the corporate and divisional/individual objectives for each Named Executive Officer was then calculated by attributing a 50% weighting to each category of objectives. Accordingly, the combined payout factor for the corporate and divisional/individual objectives was 105.63%.

        As noted above, once a preliminary indication of an officer's cash bonus has been determined based on the achievement of the corporate and divisional/individual objectives, a secondary assessment of individual performance is conducted. The actual cash bonuses paid to the Named Executive Officers for 2008 were determined by the Compensation Committee, in the context of the corporate objectives, divisional/individual objectives and the individual performance multiplier. The individual performance multiplier was based on the Committee's subjective evaluation of each executive's performance, with input from Mr. Wells and Dr. Squires. Based on their evaluation of each executive's performance against divisional/individual goals established for the year, Mr. Wells and Dr. Squires submitted their recommendations to the Committee. The Compensation Committee exercised its judgment to adjust these recommendations based on its own evaluation of each executive's performance, the executive's relative contribution to the Company's overall performance and the executive's response to unplanned or unforeseen events. Each Named Executive Officer was considered individually and rated according with their performance. As noted in the table above, for 2008 the individual performance multiplier ranged from 100% to 135%. The preliminary indications of bonus amounts based upon achievement of the corporate and divisional/individual objectives were then adjusted in accordance with each Named Executive Officer's respective performance multiplier.

Equity-Based Incentive Compensation

        Our equity-based incentive plan is composed of option and RSU awards made under our 2007 Equity Compensation Plan. Options expire on the fifth anniversary of the date of grant and vest and become exercisable as determined by the Board of Directors. RSUs generally vest on the third anniversary date of the date of grant. The 2007 Equity Compensation Plan also permits the Board of Directors or, in certain circumstances, the Compensation Committee, to condition the granting or vesting of RSUs on specified performance criteria.

        For a description of the material terms of our 2007 Equity Compensation Plan, including the material terms of options and RSUs, see "Equity Compensation Plan Information — Option and RSU Plans — 2007 Equity Compensation Plan" below.

  Target Award

        Executive officers, including the Named Executive Officers, are entitled to participate in the 2007 Equity Compensation Plan. Executive officers are assigned an annual target amount for both options and RSUs, which target is subject to annual review and, where appropriate, revision. For all Named Executive Officers in 2008, approximately 92% of the total value of the annual target of equity compensation is in options and approximately 8% of the total value of the annual target is in RSUs. These target grants and the weighting between options and RSUs are based, among other things, on a review that included a canvass of the equity-based incentive plans and policies of our comparator group of companies and consultations with our independent compensation consultant, Mercer, throughout the process. The target grants of options and RSUs for performance in 2008 (which will be awarded in 2009) for each Named Executive Officer are set out below under "Termination and Change of Control Benefits — Employment Agreements".

  Performance Objectives

        In accordance with the 2007 Equity Compensation Plan, in determining the proportion of the target equity compensation to be actually awarded to executive officers, the Compensation Committee considers the executive's performance and achievement of objectives, the achievement by the Company of its strategic goals and objectives and the contribution the executive has made or is expected to make in furtherance of the Company's overall goals. Emphasis is placed on the future potential and expected long-term performance of the individual.

        Equity compensation awards for both executive officers and employees are determined during our annual planning process in the first quarter of each year. The administration of the 2007 Equity Compensation Plan is supervised by the Compensation Committee. The Board of Directors has the authority to determine, upon recommendation as appropriate from the Compensation Committee, the time or times at which options and RSUs may be granted. Determination of the exercise price of options is governed by the 2007 Equity Compensation Plan and is based on the market price of our Common Shares, which is generally determined using the volume weighted average trading price for the five trading days immediately preceding the date of grant. Other than to ensure that the maximum number of options or RSUs is not exceeded, we do not consider the number or terms of outstanding options and RSUs in determining whether and how many options and RSUs will be granted.

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

Up to 150% of target

Key Talent — consistently overachieves goals and job requirements, resulting in superior or excellent performance, which surpasses expectations; may be identified as a retention risk or who is deemed to be critical due to technical knowledge or specialized skill set.

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

  Options and RSUs Granted

        The number of options and RSUs granted to each Named Executive Officer in 2008 for performance in 2007 is set out in the table below under the heading "Grants of Plan-Based Awards for the Last Year". In addition to options, the Chief Executive Officer also received 125,000 performance-based RSUs in May 2008. This additional grant of RSUs was designed to bring Mr. Wells' equity-based incentive compensation closer to the median mark of the comparator group of companies, both in terms of quantum and type. In accordance with the 2007 Equity Compensation Plan, the independent directors approved performance vesting criteria and conditions and a five-year performance period. The number of RSUs that will ultimately vest depends on our total shareholder return, as measured against the comparator group, as follows: (i) if performance is achieved at the median of the comparator group, one times the RSUs will vest; (ii) if performance is at or above the 75th percentile of the comparator group, two times the RSUs will vest; (iii) if performance is at the threshold level of the 37.5th percentile of the comparator group, 0.75 times the RSUs will vest; and (iv) if performance is below this threshold level, no RSUs will vest. The actual multiplier will be calculated by interpolating between the 37.5th, 50th and 75th percentile results, using a linear payout curve. One vested RSU entitles Mr. Wells to one Common Share. These performance-based RSUs are intended to align Mr. Wells equity-based compensation with our performance, and to align his interests with those of our shareholders, given that the basis of the performance criteria is total shareholder return.

Stock Ownership Guidelines for Chief Executive Officer

        The Compensation Committee believes it is important that the Chief Executive Officer's interests are aligned with our interests and the interests of our shareholders, and promotes the ownership of shares by the Chief Executive Officer. As set out in our Corporate Governance Guidelines, the Chief Executive Officer is expected to hold securities of our Company having a market value at least equal to the Chief Executive Officer's then applicable base salary, such number of securities to be acquired not later than the third anniversary of his appointment, which, in the case of Mr. Wells, is May 1, 2011. Mr. Wells currently holds 75,000 Common Shares, 26,869 DSUs and 138,244 performance-based RSUs. As at February 25, 2009, such Common Shares, DSUs and RSUs were valued at $2,250,793 (based on the volume weighted average price of the Common Shares on the NYSE of $10.95 and, with respect to the RSUs, assuming the satisfaction of the applicable performance objectives at the threshold level and the vesting of 0.75 times the RSUs granted).

Performance Graph

        Our Common Shares have been listed and posted for trading under the symbol "BVF" on the TSX since March 29, 1994 and on the NYSE since December 12, 1996. The following chart compares the yearly percentage change in the cumulative total shareholder return on our Common Shares to the cumulative total shareholder return of the S&P 500 Index and the average total shareholder return of the comparator group, as identified above, in all cases for the period commencing on December 31, 2003 and ending on December 31, 2008.

        Over the period from December 2003 to December 2008, we have made considerable progress in seeking to align our compensation programs for senior executives with total shareholder return. Specifically, beginning in 2007, we reorganized long-term incentive programs for all executives to reduce the sole reliance on stock options and introduce a performance-linked share unit program that directly aligns our executive compensation programs to total shareholder return relative to our peer group (see "Compensation Discussion and Analysis — Compensation Objectives — Link Executive Compensation to Overall Corporate Performance" above for further detail). In addition, in accordance with the Company's annual compensation review process in February 2009, it was determined that in light of the current economic slowdown, the 2009 salaries of the Chief Executive Officer and each of the Senior Vice Presidents, will be frozen at 2008 levels.

Summary Compensation Table

        The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer, former Chief Executive Officer, former Chief Financial Officer, former Interim Chief Financial Officer and our three other most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal year ended December 31, 2008.

        In light of the significant changes to the requirements, content and format for executive compensation disclosure made by the Canadian Securities Administrators, we have reported compensation in the Summary Compensation Table below for the 2008 fiscal year only, in accordance with these requirements.

Name and Position	Year	Salary ($)(1)		Share-Based Awards ($)(2)		Option-Based Awards ($)(3)	Non-Equity Incentive Plan Compensation — Annual ($)(4)		All Other Compensation ($)		Total Compensation ($)
William (Bill) Wells(5) Chief Executive Officer and President, BLS	2008	573,520	(6)	2,151,250	(7)	162,000	860,000	(8)	584,809	(9)	4,331,579
Margaret Mulligan(10) Senior Vice-President and Chief Financial Officer	2008	130,555	(11)	—		—	216,531		—		347,086
Gilbert Godin Executive Vice-President and Chief Operating Officer	2008	509,076	(12)	82,875		80,250	435,547		4,209	(13)	1,111,957
Gregory Gubitz Senior Vice-President, Corporate Development	2008	413,681	(14)	82,875		80,250	240,323		—		817,129
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	2008	413,681	(15)	82,875		80,250	294,941		11,817	(13)	883,564
Dr. Douglas J.P. Squires(16) Chief Executive Officer	2008	352,538	(17)	297,327	(18)	134,685	352,500	(19)	3,437,574	(20)	4,574,624
Kenneth G. Howling(21) Senior Vice-President and Chief Financial Officer	2008	415,049		82,875		80,250	—		898,104	(22)	1,476,278
Adrian de Saldanha(23) Interim Chief Financial Officer	2008	314,224	(24)	26,520		6,099	—		619,143	(25)	965,986

(1)
Salary amounts converted from U.S. dollars and paid in Canadian dollars were converted at the beginning of every quarter at a rate equal to the average exchange rate of the previous quarter. The historical exchange rates for 2008, US$ to C$, were as follows: 1st Quarter, US$1.00 = C$0.9818; 2nd Quarter, US$1.00 = C$1.0047; 3rd Quarter US$1.00 = C$1.0101; 4th Quarter US$1.00 = C$1.0411.

(2)
The amounts represent the grant date Black-Scholes value of RSUs granted to the Named Executive Officer in 2008.

(3)
The amounts represent the grant date Black-Scholes value of the options granted to the Named Executive Officer in 2008.

(4)
The Company provides no long-term non-equity incentive compensation.

(5)
Mr. Wells was appointed the Chief Executive Officer of Biovail and the President of BLS effective May 1, 2008. He is also a member of the Board of Directors. None of the compensation received by Mr. Wells after May 1, 2008 was related to his role as director.

(6)
Mr. Wells' annual base salary is $860,000. 70% of Mr. Wells' salary is paid by BLS and 30% by Biovail. The portion paid by Biovail is converted and paid in Canadian dollars in accordance with Note (1) above.

(7)
On May 1, 2008, Mr. Wells was granted 125,000 RSUs. The amount shown reflects the fair value of the RSUs, based on a Monte Carlo valuation, as at May 1, 2008, the date of grant. The RSUs granted to Mr. Wells are subject to specified performance objectives over the performance period ending on November 26, 2012, tied to Biovail's total shareholder return as compared to that of a specified comparator group. Depending on Biovail's performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, ranging from two times the number originally granted to zero. During the performance period, Mr. Wells will be allocated additional RSUs on the payment date of dividends on Biovail's Common Shares, the number of which will be determined by dividing (a) the total amount of dividends that would have been paid to Mr. Wells had the RSUs in his account on the relevant record date for dividends been Common Shares on such date by (b) the closing price of the Common Shares on the TSX, NYSE or other exchange where the majority of the trading volume and value of Common Shares occurs on the payment date of such dividends. As of December 31, 2008, Mr. Wells held 133,429 RSUs with an aggregate value on December 31, 2008 of $945,678, as based on the closing market price of the Common Shares on the NYSE on such date ($9.45) and assuming satisfaction of the performance objectives at the 37.5th percentile of the comparator group and the vesting of 75% of the RSUs granted.

(8)
Pursuant to Mr. Well's employment agreement, Mr. Wells received a guaranteed bonus of 100% of his base salary for 2008.

(9)
Mr. Wells received $19,500 for his attendance at meetings of the Board of Directors from January 1 2008 to May 1, 2008, $36,000 in respect of his service on the special committee of the Board of Directors established in 2008, a one-time payment of $347,498 in connection with a payment due to his previous employer, a relocation payment of $100,000, a housing allowance of $58,750, the use of a corporate vehicle valued at $10,269, and Biovail's contribution to 401K (U.S.) of $12,792.

(10)
Mrs. Mulligan was appointed Senior Vice-President and Chief Financial Officer effective September 3, 2008.

(11)
Mrs. Mulligan's annual base salary is $410,000, converted and paid in Canadian dollars in accordance with Note (1) above.

(12)
As at January 1, 2008, Mr. Godin's annual salary was $447,200 and was subsequently increased to $500,000 effective February 28, 2008 in accordance with the Company's annual compensation review process. Due to Mr. Godin's pay cycle, there were 27 pay periods in 2008. Mr. Godin's salary includes $234,584 deferred in accordance with the Biovail Americas Corp. Executive Deferred Compensation Plan.

(13)
Represents Biovail's contribution to 401K (U.S.) or the Deferred Profit Sharing Plan (Canada).

(14)
As at January 1, 2008, Mr. Gubitz's annual salary was $400,000 and was subsequently increased to $416,000 effective February 28, 2008 in accordance with the Company's annual compensation review process. Mr. Gubitz's annual salary is converted and paid in Canadian dollars in accordance with Note (1) above.

(15)
As at January 1, 2008, Ms. Kelley's annual salary was $400,000 and was subsequently increased to $416,000 effective February 28, 2008 in accordance with the Company's annual compensation review process. Ms. Kelley's annual salary is converted and paid in Canadian dollars in accordance with Note (1) above.

(16)
Dr. Squires was our Chief Executive Officer until May 1, 2008 and is currently our Chairman of the Board of Directors. None of the compensation received by Dr. Squires prior to May 1, 2008 was related to his role as director. Dr. Squires and the Company entered into a separation agreement dated May 6, 2008 providing for severance payments consistent with the terms of his employment contract dated September 1, 2007, including (a) a lump sum payment of $2,869,622 representing 24 months of his base salary plus two times his target annual compensation for 2008 under the Short-Term Incentive Plan, minus applicable withholdings and deductions, (b) a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions, and (c) for two years or until Dr. Squires is eligible to receive benefits under the same type of plan from a new employer, monthly payments equal to the amount of the Consolidated Omnibus Reconciliation Act premium less the amount of the active employee contribution for such coverage based on his employment in 2008, minus withholdings and deductions.

(17)
Dr. Squires' salary includes $57,692 deferred in accordance with the Biovail Americas Corp. Executive Deferred Compensation Plan.

(18)
Dr. Squires received an annual grant of RSUs valued at $124,313, a grant of DSUs valued at $23,014 in respect of his duties as Chairman of the Board of Directors from May 1 through to the annual meeting of the Company and an annual grant of DSUs in respect of his duties as Chairman of the Board of Directors valued at $150,000.

(19)
Pursuant to Dr. Squires' separation agreement, Dr. Squires received a lump sum payment of $352,500 representing a pro-rated portion of his 2008 target level of annual incentive compensation based on his employment in 2008, minus applicable withholdings and deductions.

(20)
Dr. Squires received $23,014 in respect of his duties as Chairman of the Board of Directors from May 1 through to the annual meeting of the Company, $150,000 respect of his duties as Chairman of the Board of Directors for the remainder of 2008, $282,740 in respect of transition services provided in connection with the appointment of Mr. Wells as Chief Executive Officer, a severance payment of $2,869,622, a payment of $77,730 for outstanding accrued but unused vacation pay, a tax equalization payment of $20,668, and Biovail's contribution to 401K (U.S.) of $13,800.

(21)
As at January 1, 2008, Mr. Howling's annual salary was $400,000 and was subsequently increased to $412,000 effective February 28, 2008 in accordance with the Corporation's annual compensation review process. Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company.

(22)
Pursuant to the terms of Mr. Howling's employment agreement, Mr. Howling will receive a severance payment of $889,850 and has received Biovail's contribution to the Deferred Profit Sharing Plan (Canada) of $8,254.

(23)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company.

(24)
As at January 1, 2008, Mr. de Saldanha's annual salary was C$233,376. Effective February 25, 2008, Mr. de Saldanha's annual salary was increased to C$242,711 in accordance with Corporation's annual compensation review process and subsequently increased to C$300,000 effective March 24, 2008. A temporary assignment allowance of C$52,764 was paid for the period Mr. de Saldanha served as Interim Chief Financial Officer. An average exchange rate for 2008 of C$1.00 = US$0.9381, was applied.

(25)
Pursuant to the terms of Mr. de Saldanha's employment agreement, Mr. de Saldanha will receive a severance payment of $599,290 and has received Biovail's match contribution to the Deferred Profit Sharing Plan (Canada) of $10,459 and a car allowance of $9,394.

Incentive Plan Awards

Outstanding Equity Incentive Awards at Fiscal Year End

        The following table provides information on the current holdings of share-based and option-based awards by the Named Executive Officers as at December 31, 2008. Certain terms of our options, including vesting and expiry date, are subject to the provisions of the applicable option plan and the employment agreements of our Named Executive Officers. For additional information see the descriptions of equity incentive compensation in "Equity Compensation Plan Information — Option and RSU Plans" and "Termination and Change of Control Benefits" below.

	Option-Based Awards								Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Options (#) Total		Option Exercise Price ($)		Option Expiry Date	Value of Unexercised In- the-Money Options ($)(9)	Number of Shares, Units or Other Rights That Have Not Vested (#)		Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)
William (Bill) Wells(1) Chief Executive Officer and President, BLS	—	150,000	150,000			9.97	09/26/2013	0.00	133,429 26,869	(10) (11)	945,678 253,912	(14) (15)
Margaret Mulligan Senior Vice-President and Chief Financial Officer	—	—	—			—	—	—	—		—
Gilbert Godin Executive Vice-President and Chief Operating Officer	50,000 50,000 —	50,000 50,000 75,000	100,000 100,000 75,000	(5) (6) (7)		25.78 22.05 10.83	05/23/11 03/22/12 04/01/13	0.00 0.00 0.00	6,250	(16)	59,062	(17)
Gregory Gubitz Senior Vice-President, Corporate Development	50,000 41,666 —	50,000 41,667 75,000	100,000 83,333 75,000	(8) (6) (7)	C$	28.50 22.05 10.83	03/30/11 03/22/12 04/01/13	0.00 0.00 0.00	6,250	(16)	59,062	(17)
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	8,333 —	8,334 75,000	16,667 75,000	(6) (7)		22.05 10.83	03/22/12 04/01/13	0.00 0.00	6,250	(16)	59,062	(17)
Dr. Douglas J.P. Squires(2) Chief Executive Officer	150,000 50,000 150,000 150,000 75,033	— — — — —	150,000 50,000 150,000 150,000 75,033			18.75 17.00 24.50 22.05 10.83	06/01/10 06/01/10 06/01/10 06/01/10 06/01/10	0.00 0.00 0.00 0.00 0.00	40,000 17,785	(12) (13)	283,500 168,068	(14) (15)
Kenneth G. Howling(3) Senior Vice-President and Chief Financial Officer	14,850 60,000 50,000 37,500 1,000 25,000	— — — — — —	14,850 60,000 50,000 37,500 1,000 25,000			18.75 17.00 24.50 22.05 14.84 10.83	06/11/09 12/31/09 12/31/09 12/31/09 12/31/09 12/31/09	0.00 0.00 0.00 0.00 0.00 0.00	6,250	(16)	59,062	(17)
Adrian de Saldanha(4) Interim Chief Financial Officer	2,100 1,000 4,000 9,750 500 5,000	— — — — — —	2,100 1,000 4,000 9,750 500 5,000		C$ C$ C$ C$ C$ C$	25.10 25.57 20.50 28.50 25.80 25.52	03/01/09 03/01/09 03/01/09 03/01/09 03/01/09 03/01/09	0.00 0.00 0.00 0.00 0.00 0.00	2,000	(16)	18,900	(17)

(1)
Mr. Wells was appointed the Chief Executive Officer of Biovail Corporation and the President of BLS effective May 1, 2008. He is also a member of the Board of Directors.

(2)
Dr. Squires was our Chief Executive Officer until May 1, 2008 and is currently our Chairman of the Board of Directors. Pursuant to the terms of the separation agreement and general release, all of Dr. Squires' outstanding options that would have vested between May 6, 2008 and June 1, 2010 became fully vested and exercisable as of May 6, 2008. Any options that were not vested as of May 6, 2008 in accordance with the foregoing were forfeited. Further, the post-termination exercise period under the outstanding options extend through June 1, 2010.

(3)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008. Stock options that would have otherwise vested during the year following Mr. Howling's termination, immediately vested and became exerciseable. All other unvested stock options have been cancelled effective December 31, 2008. Mr. Howling has twelve months from the date of his departure to exercise any vested stock options.

(4)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Any unvested stock options were cancelled effective December 31, 2008 and Mr. de Saldanha has 60 days from the date of his departure to exercise any vested stock options.

(5)
These options vest or have vested in increments as follows: 1/4 on May 23, 2007; 1/4 on May 22, 2008; 1/4 on May 22, 2009; and 1/4 on May 22, 2010.

(6)
These options vest or have vested in increments as follows: 1/4 immediately 1/4 on March 1, 2008; 1/4 on March 1, 2009; and 1/4 on March 1, 2010.

(7)
These options vest or have vested in increments as follows: 1/3 on April 1, 2009; 1/3 on April 1, 2010; and 1/3 on April 1, 2011.

(8)
These options vest in increments as follows: 1/4 on March 30, 2007; 1/4 on March 29, 2008; and 1/4 on March 29, 2009; and 1/4 on March 29, 2010.

(9)
This amount reflects the difference between the market value of the Common Shares underlying the options at the end of the year and the exercise price of the option.

(10)
On May 1, 2008, Mr. Wells was granted 125,000 performance-based RSUs. The RSUs granted to Mr. Wells are subject to the achievement of specified performance objectives over the performance period ending on November 26, 2012, tied to our total shareholder return as compared to that of a specified comparator group. During the performance period, Mr. Wells will be allocated additional RSUs on the payment date of dividends on Biovail's Common Shares. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted. If the performance objectives of these RSUs are achieved at the threshold level, being at the 37.5th percentile of the comparator group, the number of RSUs reportable would be 75% of the RSUs originally granted.

(11)
Prior to his appointment as the Chief Executive Officer, Mr. Wells was granted DSUs in respect of his duties as member of the Board.

(12)
Pursuant to the terms of the separation agreement and general release, 40,000 RSUs remain outstanding after Dr. Squires' termination and shall vest on November 26, 2012, as if he had remained employed by us through that date, subject to the attainment of applicable performance criteria. The remaining performance-based RSUs were cancelled and forfeited on the termination date.

(13)
Following May 1, 2008, Dr. Squires was granted DSUs in respect of his duties as Chairman of the Board.

(14)
The market value as of December 31, 2008 (based on a closing market price of the Common Shares on the NYSE of $9.45), shown above, assumes the satisfaction of the performance objectives at the threshold level, being at the 37.5th percentile of the comparator group and consequently vesting of 0.75 times the RSUs.

(15)
The value of the DSUs is based on the closing market price of $9.45 per Common Shares on the NYSE on December 31, 2008.

(16)
These RSUs vest on the third anniversary of the grant date.

(17)
The value of RSUs is based on the closing price of $9.45 per Common Share on the NYSE on December 31, 2008.

Incentive Plan Awards — Value Vested or Earned During the Last Fiscal Year

     The following table provides information on the value of incentive plan awards vested or earned by the Named Executive Officers during the fiscal year ended December 31, 2008.

Name and Position	Option-Based Awards — Value Vested During the Year ($)(1)	Share-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
William (Bill) Wells Chief Executive Officer and President, BLS	0.00	0.00	860,000	(2)
Margaret Mulligan Senior Vice-President and Chief Financial Officer	0.00	0.00	216,531
Gilbert Godin Executive Vice-President and Chief Operating Officer	(593,500)	0.00	435,547
Gregory Gubitz Senior Vice-President, Corporate Development	(618,409)	0.00	240,323
Wendy A. Kelley Senior Vice-President, General Counsel and Corporate Secretary	(41,837)	0.00	294,941
Douglas J.P. Squires Chief Executive Officer	(2,289,711)	112,688	352,500
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	(756,450)	0.00	0.00
Adrian de Saldanha Interim Chief Financial Officer	(95,045)	0.00	0.00

(1)
The amount reflects the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on each vesting date occurring in 2008 (i.e., the difference between the market price of the underlying Common Shares at exercise and the exercise price of the options under the option-based award on each vesting date).

(2)
For 2008, Mr. Wells received a guaranteed bonus of 100% of his base salary for 2008, $860,000.

(3)
Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with the Company. He left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. Howling provides consulting services to the Company. Mr. Howling was not entitled to a performance-based cash bonus.

(4)
Mr. de Saldanha was appointed Interim Chief Financial Officer effective March 24, 2008. He held this position until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer employed by the Company. Mr. de Saldanha was not entitled to a performance-based cash bonus.

Grants of Plan-Based Awards for the Last Year

        The following table provides information about plan-based equity and RSU awards granted to the Named Executive Officers in 2008.

							All Other Option Awards: Number of Securities Underlying Options (#)
			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)
									Grant Date Fair Value of Stock and Option(2) Awards ($)
								Exercise or Base Price of Option Awards ($)
Name and Position	Grant Type	Grant Date	Threshold (#)	Target (#)	Maximum (#)
William (Bill) Wells Chief Executive Officer and President, BLS	Options RSUs(1)	09/26/08 05/01/08	— 93,750	— 125,000	— 250,000	— —	150,000 —	9.97 —	162,000 2,151,250	(3)
Margaret Mulligan Senior Vice-President and Chief Financial Officer	Options RSUs	— —	— —	— —	— —	— —	— —	— —	— —
Gilbert Godin Executive Vice-President and Chief Operating Officer	Options RSUs	04/01/08 03/12/08	— —	— —	— —	— 6,250	75,000	10.83 —	80,250 82,875
Gregory Gubitz Senior Vice-President, Corporate Development	Options RSUs	01/01/08 03/12/08	— —	— —	— —	— 6,250	75,000	10.83 —	80,250 82,875
Wendy A. Kelley Senior Vice President, General Counsel and Corporate Secretary	Options RSUs	04/01/08 03/12/08	— —	— —	— —	— 6,250	75,000	10.83 —	80,250 82,875
Dr. Douglas J.P. Squires Chief Executive Officer	Options RSUs DSUs DSUs	04/01/08 03/12/08	— —	— —	— —	— 9,375 2,126 15,069	112,550	10.83 —	120,429 124,313 23,014 150,000
Kenneth G. Howling Senior Vice-President and Chief Financial Officer	Options RSUs	04/01/08 03/12/08	— —	— —	— —	— 6,250	75,000	10.83 —	80,250 82,875
Adrian de Saldanha Interim Chief Financial Officer	Options RSUs	04/01/08 03/12/08	— —	— —	— —	— 2,000	5,700	10.83 —	6,099 26,520

(1)
This row shows the threshold, target and maximum number of the performance-based RSUs granted in 2008 to Mr. Wells. On May 1, 2008, Mr. Wells was granted 125,000 performance-based RSUs. The RSUs granted to Mr. Wells are subject to specified performance objectives over the performance period, tied to our total shareholder return as compared to that of a specified comparator group. Depending on our performance, as compared to that of the comparator group, the number of RSUs that will vest at the end of the performance period may increase or decrease from the number originally granted, as follows: if performance is achieved at the median of the comparator group, the RSUs will vest at one times the RSUs granted (the "Target"); if performance is achieved at or above the 75th percentile of the comparator group, the RSUs will vest at two times the RSUs granted (the "Maximum"); if performance is achieved at the 37.5th percentile of the comparator group, the RSUs will vest at 0.75 times the RSUs granted (the "Threshold"); if performance is achieved below the 37.5th percentile of the comparator group, no RSUs will vest; and the actual multiplier will be calculated by interpolating between the 37.5th, 50th and 75th percentile results using a linear payout curve.

(2)
The amounts represent the aggregate Black-Scholes value of the options as at the date of grant. These options were granted under and are governed by our 2007 Equity Compensation Plan.

(3)
The amount shown reflects the fair value of the RSUs, based on a Monte Carlo valuation as at May 1, 2008, the date of grant. These RSUs were granted under our 2007 Equity Compensation Plan.

Equity Compensation Plan Information

        The following table sets forth the securities authorized for issuance under our equity compensation plans as at December 31, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Units (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b)) (US$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Equity Compensation Plans Approved by Security Holders(1)	4,725,655	$19.06	5,619,809	(1)(2)
Equity Compensation Plans Not Approved by Security Holders	—	—	—

Total	4,725,655	$19.06	5,619,809

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

        As at February 25, 2009, there were 181,133 Common Shares (0.11% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 1993 Option Plan. We ceased granting options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised. As at February 25, 2009, 11,754,845 Common Shares (7.43% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 1993 Option Plan.

        As at February 25, 2009, there were 1,908,567 Common Shares (1.21% of the issued and outstanding Common Shares) issuable in respect of options granted and which remain outstanding under the 2004 Option Plan. We ceased granting options under the 2004 Option Plan following the adoption of the 2006 Option Plan in June 2006 and it is intended that this plan will cease to exist once all of the options granted under the 2004 Option Plan have expired or have been exercised. As at February 25, 2009, 775,201 Common Shares (0.49% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2004 Option Plan.

        As at February 25, 2009, 53,586 Common Shares (0.03% of the issued and outstanding Common Shares) had been issued upon the exercise of options granted under the 2007 Equity Compensation Plan (including under the 2006 Option Plan) and no Common Shares had been issued in connection with the vesting of RSUs granted under the 2007 Equity Compensation Plan. As at February 25, 2009, a total of 3,510,532 Common Shares (2.22% of the issued and outstanding Common Shares) remained reserved for issuance under the 2007 Equity Compensation Plan, representing (a) 2,391,096 Common Shares (1.51% of the issued and outstanding Common Shares) issuable in respect of options and 1,119,436 Common Shares (0.71% of the issued and outstanding Common Shares) issuable in respect of RSUs granted and which remain outstanding under such plan (representing a total of 2,435,882 Common Shares or 1.54% of the issued and outstanding Common

Shares) and (b) 2,600,882 Common Shares (1.64% of the issued and outstanding Common Shares) available for issuance in respect of any future option or RSU grants under such plan.

2007 Equity Compensation Plan

        Under the 2007 Equity Compensation Plan, options or RSUs may be granted to such of our eligible employees, officers and consultants, and those of our subsidiaries and affiliates, as the Board of Directors may determine. Our directors are not eligible to receive options or RSUs under the 2007 Equity Compensation Plan; however, our officers who are also directors are entitled to receive options or RSUs in their capacity as our officers or those of our subsidiaries or affiliates. A maximum of 6,000,000 Common Shares (3.79% of the issued and outstanding Common Shares as at February 25, 2009) may be issued from treasury pursuant to the exercise of options or in connection with the vesting of RSUs under the terms of the 2007 Equity Compensation Plan. A sub-limit, restricting the Common Shares reserved for issuance from treasury upon the vesting of RSUs, has been set at 25% of the maximum number of Common Shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 Common Shares or 0.9% of the issued and outstanding Common Shares, based on a maximum of 6,000,000 Common Shares).

        To the extent permitted by applicable law, the Board of Directors may, from time to time, delegate to a committee of the Board of Directors all or any of the powers conferred on the Board of Directors under the 2007 Equity Compensation Plan.

        Under the terms of the 2007 Equity Compensation Plan:

  (a)
  the number of Common Shares reserved for insiders issuable from treasury, at any time, under the 2007 Equity Compensation Plan and under any other security-based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

  (b)
  the number of Common Shares issued from treasury to insiders, within any one-year period, under the 2007 Equity Compensation Plan and under any other security-based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares;

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

        In addition, the maximum number of Common Shares issuable from treasury in respect of RSUs that are subject to performance goals (as described further below), during any calendar year, to any one participant is 90,000 Common Shares; provided, however, that if the performance period is less than three consecutive fiscal years, such maximum number will be determined by multiplying 90,000 by a fraction, the numerator of which is the number of days in the performance period and the denominator of which is 1095.

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

        The 2007 Equity Compensation Plan includes customary anti-dilution provisions for the benefit of holders of options or RSUs. In addition, if there is a change in control of our Company, the 2007 Equity Compensation Plan provides that the Board of Directors may, without the consent of the option holder or RSU holder, take steps to cause the conversion or exchange of any outstanding options or RSUs into or for cash or securities of substantially equivalent (or greater) value, as determined by the Board of Directors in its discretion, in any entity participating in or resulting from the change in control. In addition, the Board of Directors may elect to accelerate the vesting of any or all outstanding options or RSUs (in which case the Board of Directors may also determine that the outstanding options or RSUs will be purchased by us at a prescribed change in control price) or shall otherwise take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding options or RSUs and/or the exercise price of options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders or RSU holders. If an acquiror makes an offer to purchase all of the Common Shares which is accepted by all holders of Common Shares (or by a sufficient number of holders of Common Shares to permit the balance of the outstanding Common Shares to be statutorily acquired), each option holder shall be required to either exercise all vested options and sell the Common Shares to the acquiror on the same terms and conditions as the offer or have such vested options cancelled. In such a case, in the event that the Board of Directors does not elect to accelerate the vesting of options or RSUs, any unvested options or RSUs then held by option holders or RSU holders shall terminate on the date that the acquiring party completes its acquisition of Common Shares. Such change in control provisions are subject to the terms of any employment or consulting agreement with a participant.

        For purposes of the 2007 Equity Compensation Plan, a "change in control" means: (a) the completion of a transaction pursuant to which (i) our Company goes out of existence or (ii) any person, or any associate or related entity of such person (other than our Company, any trustee or other fiduciary holding securities under any of our employee benefit plans or that of any of our related entities, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of Common Shares) hereafter acquires the direct or indirect "beneficial ownership" (as defined by the Canada Business Corporations Act) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of the resulting company; (b) the lease, exchange, license, sale or other similar disposition of all or substantially all of our assets in one transaction or a series of related transactions to an entity following which the Chairman of the Board of Directors prior to the transaction taking place is not the Chairman of the board of directors of such entity, or if such entity is not a corporation, the Chairman of the Board of Directors prior to the transaction taking place does not hold a position with such entity entitling him to perform functions similar to those performed by the chairman of a board of directors of a corporation; (c) our dissolution or liquidation except in connection with the distribution of our assets to one or more persons which were related entities prior to such event; (d) during any period of 30 consecutive months beginning on or after the date of the 2007 Equity Compensation Plan, the incumbent directors cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the 2007 Equity Compensation Plan shall be deemed to be an incumbent director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as incumbent directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or (e) a merger, amalgamation, arrangement or consolidation of our Company with any other corporation following which the Chairman of the Board of Directors prior to the transaction taking place is no longer Chairman of the Board of Directors, other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of our Company (or similar transaction) in which no person (other than those covered by the exceptions in (a) above) acquires more than 50% of the combined voting power of our outstanding securities shall not constitute a change in control.

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

Historical Plans — 2004 Option Plan and 1993 Option Plan

        As discussed above, we ceased granting options under the 2004 Option Plan and the 1993 Option Plan and we intend that these plans will cease to exist once all of the options granted under such plans have expired or have been exercised. As approved by shareholders at the 2007 annual meeting, effective May 16, 2007, we amended the amendment provisions contained in each of the 2004 Option Plan and 1993 Option Plan and replaced them with more detailed amendment procedures which are substantially similar to the amendment procedures now contained in the 2007 Equity Compensation Plan (see "— 2007 Equity Compensation Plan"). In addition, in order to add clarity to the transferability provisions and in furtherance of best practices as well as the recommendations of stakeholders, in 2007, the Board of Directors approved amendments to the transferability provisions of the 2006 Option Plan (now the 2007 Equity Compensation Plan), the 2004 Option Plan and the 1993 Option Plan, which confirmed that no assignment or transfer of options may occur where such assignment or transfer is to be made for consideration. Shareholder approval was not sought in connection with these changes as the amendments were viewed as being "housekeeping" in nature.

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

  2004 Option Plan

        Under the 2004 Option Plan, options could have been granted to such eligible employees, officers, directors and consultants as the Board of Directors may determine. The terms of the 2004 Option Plan provide that the Board of Directors may in its discretion vary the manner and terms pursuant to which options granted under the plan are exercised. The Compensation Committee recommended to the Board of Directors that options granted under the 2004 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant. Options granted under the 2004 Option Plan expire on the fifth anniversary of the date of grant, unless another date was specified by the Board of Directors or a committee, provided that such date did not extend beyond the tenth anniversary of the date of grant.

        The exercise price of each option, which could be denominated in Canadian or U.S. dollars, was determined by the Board of Directors and was not less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day was greater on the NYSE, on the trading day prior to the date of grant. If the Common Shares were not traded on that day, the weighted average trading price on the preceding day on which there was trading was used for this purpose. However, effective January 1, 2005 under the requirements of the TSX, generally the exercise price of an option could not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of grant. Accordingly, options granted under the 2004 Option Plan since that time were granted at exercise prices calculated under such TSX requirements.

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

        If an option holder has been employed by our Company or one of our subsidiaries for at least 10 consecutive years, the 1993 Option Plan provides that on the date that the sum of the option holder's age and the years of service with us or our subsidiary equals "70", (a) all of the unvested options held by such option holder will immediately vest and become exercisable and (b) all such vested options shall expire on the earlier of

(A) the expiration of the term of such options, and (B) one year following the cessation of the option holder's employment with us or our subsidiary.

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

        At the discretion of a committee of the Board of Directors that administers the EPP, we may issue directly from treasury or purchase shares in the market from time to time to satisfy our obligations under the EPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration in effect at the start of any offering period. Each offering period is based on a six-month duration and is announced from time to time.

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

        As at February 25, 2009, a total of 101,195 Common Shares have been issued under the EPP, representing 0.06% of the issued and outstanding Common Shares. As at February 25, 2009, a total of 2,282,366 Common Shares remained in reserve under such plan, representing approximately 1.4% of the issued and outstanding Common Shares.

Pension Plan

        We do not maintain a pension plan for our employees, officers or directors.

Termination and Change of Control Benefits

Employment Agreements

        The following section outlines the material terms of the employment agreements for our Named Executive Officers. Unless otherwise indicated: (a) all payments to be made under any of the following arrangements are made by Biovail Corporation; (b) each Named Executive Officer is entitled to participate in our health and dental benefits plan; (c) each Named Executive Officer has executed a standard form of confidentiality agreement; and (d) capitalized terms used in this section, but not otherwise defined herein, have the meaning given to them in the respective Named Executive Officer's employment agreement. The Compensation Committee understands the long-term implications of each of these employment agreements and the limitations that these employment agreements may impose on changing the compensation mix.

        For purposes of the employment agreements of each of the Named Executive Officers, "Change of Control" is defined as:

  (a)
  the completion of a transaction pursuant to which (A) we go out of existence or (B) any person, or any Associate (as such terms are defined in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended from time to time, or such other successor rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern trades in securities to employees, officers, directors or consultants ("NI 45-106")) or Related Entity (as such term is defined in NI 45-106) of such person (other than us, any trustee or other fiduciary holding securities under any employee benefit plan of ours or a Related Entity, or any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our Common Shares), hereafter acquires the direct or indirect "beneficial ownership" (as defined in the CBCA) of our securities representing 50% or more of the aggregate voting power of all of our then issued and outstanding securities;

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

  (c)
  our dissolution or liquidation, except in connection with the distribution of our assets to one or more persons which were Related Entities prior to such event;

  (d)
  during any period of 24 consecutive months beginning on or after the date of the employment agreement (or, in the case of Mrs. Mulligan, the date of the 2007 Equity Compensation Plan), the persons who were members of the Board of Directors immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board of Directors or the board of directors of any of our successors, provided that any director who was not a director as of the date of the employment agreement (or, in the case of Mr. Wells and Mrs. Mulligan, the date of the 2007 Equity Compensation Plan) shall be deemed to an Incumbent Director if such director is elected to the Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or prior to the operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board of Directors; or

  (e)
  a merger, amalgamation, arrangement or consolidation with any other corporation other than a merger, amalgamation, arrangement or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of our voting securities or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization (or similar transaction) in which no person (other than those covered by the exceptions in paragraph (a) above) acquires more than

    50% of the combined voting power of our then outstanding securities shall not constitute a Change of Control.

  William (Bill) Wells, Chief Executive Officer and President, BLS

        Under Mr. Wells' employment agreement, made as of May 1, 2008, Mr. Wells is entitled to receive an annual base salary of $860,000. For 2008, Mr. Wells was entitled to receive a guaranteed cash bonus of 100% of his base salary; for 2009 and thereafter, he is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 100% of his base salary. Mr. Wells is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 112,550 options and 9,375 RSUs.

        Separate from his annual target awards, Mr. Wells shall be entitled to additional equity compensation awards under the 2007 Equity Compensation Plan as follows: (a) 125,000 RSUs in 2008; (b) 62,500 RSUs in 2009; and (c) 62,500 RSUs in 2010, in each case subject to the performance criteria and performance period approved by the Compensation Committee or the independent directors, as applicable.

        Mr. Wells was awarded 150,000 options as a one-time signing incentive. These options will vest in three annual installments of 50,000, 50,000 and 50,000 options commencing on the first anniversary date of the September 26, 2008 grant.

        Mr. Wells' employment agreement has an indefinite term. If Mr. Wells' contract is terminated by us without Cause or by Mr. Wells for Good Reason (as such terms are defined in his employment agreement), Mr. Wells is entitled to receive a severance package that includes: (a) two times his base salary; (b) two times his target level of annual incentive compensation under the Short-Term Incentive Plan for the fiscal year prior to the fiscal year in which the termination occurs (provided that if the termination occurs in 2008 or 2009, the calculation shall be made using the 2008 guaranteed bonus amount); (c) a pro-rated portion of his target level of annual incentive compensation under the Short-Term Incentive Plan for the fiscal year in which the termination occurs; (d) to the extent that Mr. Wells has not secured alternative health and dental benefits coverage from a new employer, monthly payments equal to the COBRA cost of continued medical and dental coverage for Mr. Wells and his covered dependents less the amount Mr. Wells would be required to contribute for medical and dental coverage if he were an active employee for up to two years following his termination date; and (e) on or after the first anniversary of the date of Mr. Wells' employment agreement, if Mr. Wells is terminated or resigns within 12 months following a Change of Control, any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of such date of termination or resignation (provided that any unvested equity compensation awards that vest based upon the attainment of performance criteria shall remain subject to the attainment of such criteria unless the Board of Directors determines otherwise). This severance package is payable provided that Mr. Wells continues to comply with the confidentiality, non-competition, non-solicitation and non-hiring provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        If a Change of Control occurs prior to the first anniversary of the date of Mr. Wells' employment agreement, Mr. Wells is entitled to receive: (a) two times his base salary; (b) two times his target level of annual incentive compensation under the Short-Term Incentive Plan for the fiscal year in which the Change of Control occurs (provided that if the Change of Control occurs in 2008 or 2009, and in any event prior to the first anniversary of the date of Mr. Wells' employment agreement, the calculation shall be made using the 2008 guaranteed bonus amount); (c) any unvested equity compensation awards held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control (provided that any unvested equity compensation awards that vest based upon the attainment of performance criteria shall remain subject to the attainment of such criteria unless the Board of Directors determines otherwise).

        If Mr. Wells' contract was terminated by us without Cause or by Mr. Wells for Good Reason on December 31, 2008, he would be entitled to a lump sum cash payment of $4,013,345 and a monthly payment of $976 for health and dental benefits coverage for two years. Assuming such termination or resignation occurred within 12 months following a Change of Control, Mr. Wells' equity compensation awards of 150,000 options and 26,869 DSUs would have accelerated and vested immediately. An additional 133,429 performance-based RSUs would have accelerated and vested assuming applicable performance criteria had been attained. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Wells' equity compensation awards would be worth an aggregate of $1,199,590.

        If a Change of Control occurred on December 31, 2008, Mr. Wells would be entitled to a lump sum cash payment of $3,440,000 and equity compensation awards (assuming applicable performance criteria had been attained) worth an aggregate of $1,199,590.

  Margaret Mulligan, Senior Vice-President and Chief Financial Officer

        Under Mrs. Mulligan's employment agreement, made as of August 21, 2008 and commencing on September 3, 2008, Mrs. Mulligan is entitled to receive an annual base salary of $410,000, paid in Canadian dollars. Mrs. Mulligan is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 50% of her annual base salary. Mrs. Mulligan is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs. Mrs. Mulligan's equity compensation awards were not pro-rated for 2008.

        Mrs. Mulligan's employment agreement has an indefinite term. If Mrs. Mulligan's contract is terminated by us without Cause or by Mrs. Mulligan for Good Reason (as such terms are defined in her employment agreement), Mrs. Mulligan is entitled to receive a severance package that includes: (a) one times her base salary (calculated using the highest annual base salary in the three years prior to the date of termination); (b) one times her target level of annual incentive compensation under the Short-Term Incentive Plan for the year prior to the year in which the termination occurs; (c) a pro-rated portion of her target level of annual incentive compensation for the year in which the termination occurs; and (d) to the extent that Mrs. Mulligan has not secured alternative health and dental benefits coverage from a new employer, monthly payments equal to the cost of continued medical and dental coverage for Mrs. Mulligan and her covered dependents less the amount Mrs. Mulligan would be required to contribute for medical and dental coverage if she were an active employee for up to one year following her termination date. This severance package is payable provided that Mrs. Mulligan continues to comply with the confidentiality, non-competition, non-solicitation and non-hiring provisions of her employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon the occurrence of a Change of Control, and an involuntary termination of Mrs. Mulligan's employment without Cause or by Mrs. Mulligan for Good Reason within 12 months of a Change of Control, Mrs. Mulligan is entitled to receive: (a) two times her base salary (calculated using the highest annual base salary in the three years prior to the date of termination); (b) two times her target level of annual incentive compensation under the Short-Term Incentive Plan for the year prior to the year in which the termination occurs; and (c) any unvested equity compensation awards held by Mrs. Mulligan shall automatically accelerate and become 100% vested and exercisable as of the date of termination.

        If Mrs. Mulligan's contract was terminated by us without Cause or by Mrs. Mulligan for Good Reason on December 31, 2008, she would be entitled to a lump sum cash payment of $478,333 and a monthly payment of C$340 for health and dental benefits coverage for one year.

        If a Change of Control occurred on December 31, 2008, Mrs. Mulligan would be entitled to a lump sum cash payment of $820,000.

  Gilbert Godin, Executive Vice-President and Chief Operating Officer

        Under Mr. Godin's employment agreement, made as of May 8, 2006, as amended, Mr. Godin is entitled to receive an annual base salary of $500,000, paid in Canadian dollars. He is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 60% of his base salary. Mr. Godin is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 90,000 options and 7,500 RSUs.

        Mr. Godin was awarded 100,000 options as a one-time signing incentive. These options have vested or will vest in four equal annual installments options commencing on the first anniversary date of the May 23, 2006 grant.

        Mr. Godin's employment agreement has an indefinite term. If Mr. Godin's contract is terminated by us without Cause or by Mr. Godin for Good Reason (as such terms are defined in his employment agreement), Mr. Godin is entitled to receive a severance package that includes: (a) one times his base salary (calculated using the highest annual base salary in the three years prior to the employment termination); (b) one times his target annual incentive compensation for the year prior to employment termination; (c) a pro-rated portion of his target level of annual incentive compensation award for the year in which the termination occurs; (d) to the extent that Mr. Godin has not secured alternative health and dental coverage from a new employer, monthly payments equal to the COBRA cost of continued medical and dental plan coverage for Mr. Godin less the amount Mr. Godin would be required to contribute for medical and dental coverage if he were an active employee for up to one year; and (e) immediate vesting of any options that would have vested during the one-year period following Mr. Godin's termination of employment had Mr. Godin remained an employee during that period. This severance package is payable provided that Mr. Godin continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control, Mr. Godin is entitled to receive: (a) two times his base salary; (b) two times his annual incentive compensation; (c) any unvested options held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of options equal to the total options due to be granted to Mr. Godin during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being (a) deemed to be priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price be less than the fair market value of a Common Share as of the date such options are granted and (b) exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control. However, in the event Mr. Godin's employment is terminated prior to the second anniversary of the Change of Control, all unexercised options shall be immediately exercisable upon his cessation of employment.

        If Mr. Godin's contract was terminated by us without Cause or by Mr. Godin for Good Reason on December 31, 2008, he would be entitled to a lump sum cash payment of $1,027,391 and a monthly payment of $1,610 for health and dental benefits coverage for one year. Mr. Godin's 75,000 unvested options would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, such options would be worth $0.00.

        If a Change of Control occurred on December 31, 2008, Mr. Godin would be entitled to a lump sum cash payment of $1,610,890. Mr. Godin's 175,000 unvested options, plus 90,000 options due to be granted to Mr. Godin during the 12 months following December 31, 2008, would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Godin's options would be worth $0.00.

  Gregory Gubitz, Senior Vice-President, Corporate Development

        Under Mr. Gubitz's employment agreement, made as of February 20, 2006, as amended, Mr. Gubitz is entitled to receive an annual base salary of $416,000, paid in Canadian dollars. He is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 50% of his base salary. Mr. Gubitz is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs.

        Mr. Gubitz's employment agreement has an indefinite term. If Mr. Gubitz's contract is terminated by us without Cause or by Mr. Gubitz for Good Reason (as such terms are defined in his employment agreement), Mr. Gubitz is entitled to receive a severance package that includes: (a) one times his base salary (calculated using the highest annual base salary in the three years prior to the employment termination); (b) one times his target annual incentive compensation for the year prior to employment termination; (c) a pro-rated portion of his target level of annual incentive compensation award for the year in which the termination occurs; (d) to the extent that Mr. Gubitz has not secured alternative health and dental benefits coverage from a new employer, we will continue to pay for his medical and dental coverage on the same basis as we pay for coverage for active employees for up to one year; and (e) immediate vesting of any options that would have vested during the one-year period following Mr. Gubitz's termination of employment had Mr. Gubitz remained an employee during that period. This severance package is payable provided that Mr. Gubitz continues to comply with the confidentiality and non-competition provisions of his employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control, Mr. Gubitz is entitled to receive: (a) two times his base salary; (b) two times his annual incentive compensation; (c) any unvested options held by him shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of options equal to the total options due to be granted to Mr. Gubitz during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being (a) deemed to be priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price be less than the fair market value of a Common Share as of the date such options are granted and (b) exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control. However, in the event Mr. Gubitz's employment is terminated prior to the second anniversary of the Change of Control, all unexercised options shall be immediately exercisable upon his cessation of employment.

        If Mr. Gubitz's contract was terminated by us without Cause or by Mr. Gubitz for Good Reason on December 31, 2008, he would be entitled to a lump sum cash payment of $829,506 and a monthly payment of C$340 for health and dental benefits coverage for one year. Mr. Gubitz's 166,667 unvested options would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Gubitz's options would be worth $0.00.

        If a Change of Control occurred on December 31, 2008, Mr. Gubitz would be entitled to a lump sum cash payment of $1,247,344. Mr. Gubitz's 166,667 unvested options, plus 75,000 options due to be granted to Mr. Gubitz during the 12 months following December 31, 2008, would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Mr. Gubitz's options would be worth $0.00.

  Wendy A. Kelley, Senior Vice-President, General Counsel and Corporate Secretary

        Under Ms. Kelley's employment agreement, made as of July 5, 2006, as amended, Ms. Kelley is entitled to receive an annual base salary of $416,000, paid in Canadian dollars. She is eligible to participate in our Short-Term Incentive Plan, with a target level of cash bonus under such plan of 50% of her base salary. Ms. Kelley is also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs.

        Ms. Kelley's employment agreement has an indefinite term. If Ms. Kelley's contract is terminated by us without Cause or by Ms. Kelley for Good Reason (as such terms are defined in her employment agreement), Ms. Kelley is entitled to receive a severance package that includes: (a) one times her base salary (calculated using the highest annual base salary in the three years prior to the employment termination); (b) one times her target annual incentive compensation for the year prior to employment termination; (c) a pro-rated portion of her target level of annual incentive compensation award for the year in which the termination occurs; (d) to the extent that Ms. Kelley has not secured alternative health and dental benefits coverage from a new employer, we will continue to pay for her medical and dental coverage on the same basis as we pay for coverage for active employees for up to one year; and (e) immediate vesting of any options that would have vested during the one-year period following Ms. Kelley's termination of employment had Ms. Kelley remained an employee during that period. This severance package is payable provided that Ms. Kelley continues to comply with the confidentiality and non-competition provisions of her employment agreement and executes and does not revoke a written waiver and release of all claims, demands and causes of action against us.

        Upon a Change of Control, Ms. Kelley is entitled to receive: (a) two times her base salary; (b) two times her annual incentive compensation; (c) any unvested options held by her shall automatically accelerate and become 100% vested and exercisable as of the Change of Control; and (d) a grant and immediate vesting of options equal to the total options due to be granted to Ms. Kelley during the 12 months following the public announcement of the Change of Control transaction; with any options under such award being (a) deemed to be priced at the same price as those in the immediately preceding year, provided, however, that in no event shall the exercise price be less than the fair market value of a Common Share as of the date such options are granted and (b) exercisable 33% upon the Change of Control and 33% on each of the first and second anniversaries of the Change of Control. However, in the event Ms. Kelley's employment is terminated prior to the second anniversary of the Change of Control, all unexercised options shall be immediately exercisable upon his cessation of employment.

        If Ms. Kelley's contract was terminated by us without Cause or by Ms. Kelley for Good Reason on December 31, 2008, she would be entitled to a lump sum cash payment of $829,506 and a monthly payment of C$340 for health and dental benefits coverage for one year. Ms. Kelley's 83,334 unvested options would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Ms. Kelley's options would be worth $0.00.

        If a Change of Control occurred on December 31, 2008, Ms. Kelley would be entitled to a lump sum cash payment of $1,247,344. Ms. Kelley's 83,334 unvested options, including 75,000 options due to be granted to Ms. Kelley during the 12 months following December 31, 2008, would have accelerated and vested immediately. Based on the closing market price of $9.45 of the Common Shares on the NYSE on December 31, 2008, Ms. Kelley's options would be worth $0.00.

  Dr. Douglas J.P. Squires, Former Chief Executive Officer

        In connection with the Company's retention of Mr. Bill Wells as the new Chief Executive Officer and Dr. Squires' assumption of the role of Chairman, Dr. Squires ceased to serve as Chief Executive Officer effective as of May 6, 2008 (the "Termination Date").

        Consistent with the terms of his employment agreement dated September 1, 2007 and pursuant to the terms of a separation agreement and general release, we agreed to provide Dr. Squires with the following payments and benefits: (a) a lump sum payment of $2,869,622 (which amount represents 24 months of base salary plus two times Dr. Squires' target level of annual compensation under our Short-Term Incentive Plan for 2007) minus applicable withholdings and deductions; (b) a lump sum payment of $352,500 (which amount represents a pro-rated portion of his target level of annual incentive compensation under the Short-Term Incentive Plan for 2008 based on his employment for the period January 1, 2008 through May 6, 2008) minus applicable withholdings and deductions; (c) until the earlier of (i) the end of two-year period following the Termination Date, or (ii) the date, or dates, Dr. Squires is eligible to receive benefits under the same type of plan of a subsequent employer (the "Benefit Period"), $1,610.61, the monthly amount of the COBRA premium less the amount of the active employee contribution for such coverage for the Benefit Period and any applicable withholdings and deductions; (d) 40,000 of the RSUs held by Dr. Squires immediately prior to the Termination Date that vest upon the attainment of performance criteria will remain outstanding and will vest on November 26, 2012 as if Dr. Squires had remained employed by us through that date, subject to the attainment of the applicable performance criteria; (e) 9,688 RSUs held by Dr. Squires that vest based upon the passage of time (the "Time-Based RSUs") became fully vested as of the Termination Date and such Time-Based RSUs were paid within 30 days of the Termination Date in accordance with the terms of the 2007 Equity Compensation Plan; and (f) notwithstanding that all outstanding options held by Dr. Squires immediately prior to May 6, 2008 remained outstanding and continue to be governed by the terms of the option agreements, the Board of Directors has caused (i) 575,033 options held by Dr. Squires to become fully vested and exercisable as of the Termination Date, (ii) Dr. Squires to be treated as having "retired" (within the meaning of such term under the applicable option plans pursuant to which options were granted) as of the Termination Date, and (iii) the post-termination exercise period under the options to extend from the Termination Date through June 1, 2010.

  Kenneth G. Howling, Former Senior Vice-President and Chief Financial Officer

        Mr. Howling was reassigned from the role of Senior Vice-President and Chief Financial Officer effective March 24, 2008 to a non-officer position with us. Mr. Howling's employment was terminated effective December 31, 2008 and he is no longer our employee. Commencing on January 1, 2009, Mr. Howling was retained as a consultant to the Company.

        Under Mr. Howling's employment agreement made as of December 6, 2006, as amended, Mr. Howling was entitled to receive an annual base salary of $412,000, paid in Canadian dollars. He was eligible to participate in our Short Term Incentive Plan, with a target level of cash bonus under such plan of 50% of his base salary. Mr. Howling was also eligible to participate in our 2007 Equity Compensation Plan, with annual target awards of 75,000 options and 6,250 RSUs.

        Mr. Howling's employment agreement was terminated by us without Cause (as such term is defined in his employment agreement). Pursuant to the terms of his employment agreement, Mr. Howling received a severance package that included: (a) one times his base salary (calculated using the highest annual base salary in the three years prior to his employment termination) of $412,000; (b) one times his target annual incentive compensation for 2007 of $206,000; (c) the full portion of his target annual incentive compensation award for 2008 of $205,147; (d) to the extent Mr. Howling has not secured alternative health and dental coverage from a new employer, we will continue to pay for his health and dental benefits coverage on the same basis as we pay for coverage for active employees for up to one year of C$340 per month; and (e) immediate vesting of any options that would have vested during the one year period following Mr. Howling's termination of employment had Mr. Howling remained an employee during that period. Further, Mr. Howling was entitled to a pro-rated vesting on December 31, 2008 of his RSUs pursuant to the terms of the 2007 Equity Compensation Plan.

  Adrian de Saldanha, Former Interim Chief Financial Officer.

        Effective March 24, 2008, Mr. de Saldanha was appointed Interim Chief Financial Officer. Mr. de Saldanha had previously entered into an employment agreement with the Company respecting his employment as Vice President, Finance and Treasurer. The terms of his temporary assignment as Interim Chief Financial Officer are contained in an offer letter dated April 30, 2008 and an interim employment agreement effective March 24, 2008, which supplement the terms contained in his existing employment agreement. Mr. de Saldanha held the position of Interim Chief Financial Officer until September 2, 2008. Mr. de Saldanha left the Company effective December 31, 2008 and is no longer our employee.

        Under Mr. de Saldanha's employment agreement, Mr. de Saldanha was entitled to receive a base salary of C$300,000. Mr. de Saldanha was also entitled to an assignment allowance of C$3,846 for each two-week pay period during which he served as Interim Chief Financial Officer. Mr. de Saldanha was eligible to participate in the Short-Term Incentive Plan, with a target cash bonus which was temporarily increased to 50% of his base salary (inclusive of the assignment allowance) during his temporary assignment as Interim Chief Financial Officer. Mr. de Saldanha was also eligible to participate in our 2007 Equity Compensation Plan, with a target annual award which was temporarily prorated based on a target annual award of 75,000 options and 6,250 RSUs during the term of his temporary assignment as Interim Chief Financial Officer.

        Mr. de Saldanha's employment agreement was terminated by us without Cause. Pursuant to the terms of his employment agreement, Mr. de Saldanha received a severance package that included: (a) one times his base salary (calculated using Mr. de Saldanha's highest annual base salary in the three years prior to his termination) of C$332,907; (b) one times his target annual incentive compensation for 2008 of C$135,872; (c) a pro-rated portion of his target level of annual incentive compensation for 2008 of C$135,872; and (d) to the extent that Mr. de Saldanha has not secured alternative health and dental coverage from a new employer, we will continue to pay for Mr. de Saldanha's extended health and dental benefits coverage on the same basis as our active employees for up to one year of C$340 per month.

Indebtedness of Directors and Officers

        As at February 25, 2009, there were no outstanding loans made by us to any director or officer. No securities have been purchased by any director or officer with our financial assistance during the 2008 fiscal year. Furthermore, no director, officer or executive is indebted to us in connection with securities purchase programs.

        It is our policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of our Common Shares or the securities of any of our affiliates, nor to grant personal loans to directors and officers.

Directors and Officers Indemnification and Liability Insurance

        We maintained insurance during 2008 for certain liabilities incurred by our directors and officers in their capacity with us or our subsidiaries. The policy has been and is currently subject to a limit of up to $100,000,000 for each of the 12-month periods ended November 15, 2006, November 15, 2007, November 15, 2008 and November 15, 2009. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5,000,000, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where we are a party to a class action proceeding regarding a securities matter, where individuals are named with Biovail, after the deductible limit is reached, we must pay 20% of all defense costs and other losses above the $5 million deductible threshold. During the year ended December 31, 2008, the amount of premiums paid in respect of such insurance was $3,573,604. No part of the premium was paid by any individual officer or director.

        It is currently anticipated that the amount of premiums to be paid in respect of such insurance for the policy period ended November 15, 2009 will be approximately $3,086,975.

Indemnification

        Pursuant to the CBCA and the indemnification agreements, we have agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of our Company or our subsidiaries in accordance with applicable law. This indemnification includes bearing the cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as our officers and directors. Pursuant to such indemnities, we bear the cost of the representation of certain officers and directors. In late 2003 and early 2004, a number of securities class action complaints were filed in the U.S. District Court for the Southern District of New York (referred to collectively as the "U.S. Securities Class Action") naming us; Eugene Melnyk, our then CEO and Chairman; Brian Crombie, our then CFO and former Senior Vice-President, Strategic Development; Kenneth Howling, our then Vice-President, Finance and Corporate Communications; and John Miszuk, our then Vice-President, Controller and Assistant Secretary. In August 2006, Mr. Rolf Reininghaus, former Senior Vice-President, Corporate & Strategic Development and former President of Biovail Ventures, was named as a defendant in a consolidated second amended complaint for the U.S. Securities Class Action. In December 2007, we and the other named individual defendants entered into an agreement in principle to settle the U.S. Securities Class Action. The settlement was subject to approval by the U.S. District Court for the Southern District of New York. The settlement class included, with certain exceptions, all persons or entities that purchased our common stock during the period from February 7, 2003 to March 2, 2004. Under the terms of the agreement, the total settlement amount was $138,000,000, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. On May 9, 2008, we paid $83,048,000 in escrow to fund the settlement amount (pending final Court approval of the settlement) and our insurance carriers funded the remaining $54,952,000. The agreement contained no admission of wrongdoing by us or any of the named individual defendants, nor did we nor any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement. The settlement received final Court approval on August 8, 2008. The original defendants in the U.S. Securities Class Action were named as defendants in a securities class action commenced by Canadian Commercial Workers Industry Pension Plan in Canada. The executives have been represented by the same counsel representing us in this matter and, accordingly, any incremental cost resulting from the defence of the individuals has been minimal.

        On April 29, 2003, Jerry I. Treppel, a former analyst at BAS, commenced an action in the U.S. District Court for the Southern District of New York naming as defendants us, Eugene Melnyk and Ken Cancellara, our then Senior Vice-President and Chief Legal Officer, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as our consultants). Our counsel also represented Mr. Cancellara while he was still a party to this claim. The executives were also represented by our counsel in this matter and, accordingly, any incremental cost resulting from the defence of the individuals was minimal. However, Mr. Melnyk secured separate counsel to defend this action, and those costs for the year ended December 31, 2008 were approximately $521,794. The Company has made a claim for reimbursement for a portion of this amount under its 2003 Commercial General Liability Insurance Policy. As of December 31, 2008, the Company has been or expects to be reimbursed $152,131.

        During the fiscal year ended December 31, 2008, we were invoiced C$48,556.41 in legal fees and disbursements by the firm representing Roger Rowan, one of our former directors, in respect of the OSC proceeding. In fiscal 2008, we were also invoiced for approximately C$711,342.02 and $3,649,114.27 in legal fees and disbursements by the firms representing Brian Crombie, one of our former officers, in respect of the OSC and SEC proceedings, respectively. In fiscal 2008, we were invoiced approximately C$498,377.61 and $2,111,957.66 in legal fees and disbursements by the firms representing Ken Howling, our former Senior Vice-President and Chief Financial Officer, in respect of the OSC and SEC proceedings, respectively. In fiscal 2008, we were invoiced approximately C$704,804.46 and $3,136,261.30 in legal fees and disbursements by the firms representing John Miszuk, one of our current officers, in respect of the OSC and SEC proceedings, respectively. In fiscal 2008, we were invoiced approximately C$723,817.46 and $2,383,530.32 for legal fees and disbursements to the firm representing Eugene Melnyk, in respect of the OSC and SEC proceedings, respectively. In addition, the Company reimbursed Mr. Miszuk C$30,000 for a cost award incurred by him to settle proceedings commenced against him by the OSC. The Company also reimbursed Mr. Howling C$20,000 for a cost award incurred by him to settle the OSC proceeding and Mr. Crombie C$300,000 for a cost and sanction award incurred by him to settle the OSC proceedings.

        Further information regarding these litigation matters can be found under Item 4, "Information on the Company — Legal Proceedings — Governmental and Regulatory Inquiries".

C.    Board of Directors Practices

        The Board of Directors has adopted Corporate Governance Guidelines as well as written charters and position descriptions to provide the framework for effective governance of our Company.

        These guidelines and charters are reviewed annually by the Nominating and Corporate Governance Committee and recommendations are made to the Board of Directors, if necessary.

        We believe that the corporate governance practices adopted by the Board of Directors are in the best interests of the Company and the best interests of our shareholders as well as compliant with the practices recommended by the Canadian Securities Administrators. Furthermore, although we are a foreign private issuer and are not required to comply with NYSE governance standards, our governance practices do comply with most of the requirements of the NYSE for U.S. domestic issuers.

        Our governance documents, including the Corporate Governance Guidelines, can be found on our website at www.biovail.com (under the tab "About Biovail"and subtab "Corporate Governance") and requests for copies of such documents may be directed to us at the following address: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone at (905) 286-3000; by facsimile by (905) 286-3050; or by email to ir@biovail.com.

Nomination Procedures

        The Nominating and Corporate Governance Committee, composed entirely of independent directors, is responsible for identifying individuals qualified to become new directors and for recommending to the Board nominees for election by shareholders or appointment by the Board. In making its recommendations of nominees to the Board, the Committee considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, assesses the independence of each candidate in accordance with all statutory, regulatory and stock exchange requirements and guidelines and any additional criteria established by the Board from time to time. The Nominating and Corporate Governance Committee also considers whether or not each candidate can devote sufficient time and resources to his or her duties as a Board member. In addition, absent compelling circumstances, current directors who have not attended 75% of the Board meetings per year shall not be recommended for nomination.

Role of the Chairman of the Board of Directors

        Effective May 1, 2008, Dr. Douglas Squires was appointed Chairman of the Board of Directors. Dr. Squires served as Interim Chairman from June 30, 2007 to May 1, 2008. In this role, Dr. Squires is responsible for providing leadership to the directors and assisting the Board of Directors in discharging its stewardship function. Key elements of Dr. Squires' role include, but are not limited to:

  •
  leading, managing and organizing the Board of Directors in a manner that is consistent with the approach to corporate governance adopted by the Board of Directors from time to time;

  •
  guiding the Board of Directors' deliberations so that appropriate strategic and policy decisions are made;

  •
  promoting cohesiveness among the directors;

  •
  satisfying himself that the responsibilities of the Board of Directors and its committees are well understood by the directors;

  •
  satisfying himself as to the integrity of the senior officers and that the senior officers create a culture of integrity throughout the organization;

  •
  assisting the board with strategic planning, risk identification and succession planning; and

  •
  assisting the board with reviewing and adopting our approach to corporate governance.

Role of the Lead Director

        On August 8, 2008, the Board of Directors appointed Mr. J. Spencer Lanthier as Lead Director. Prior to that, from June 30, 2007 to April 18, 2008, Mr. William Wells had been Lead Director. In this role, Mr. Lanthier is responsible for providing leadership to the independent directors. Key elements of Mr. Lanthier's role include, but are not limited to:

  •
  fostering processes that allow the Board to function independently of management and encouraging open and effective communication between the Board of Directors and management;

  •
  providing input to the Chairman of the Board of Directors on behalf of the independent directors with respect to agendas of the Board of Directors;

  •
  in the case of a conflict of interest involving a director, asking the conflicted director to leave the room during discussions concerning such matter;

  •
  chairing in camera meetings of the independent directors and communicating with the Chairman of the Board of Directors and the Chief Executive Officer, as appropriate, regarding meetings of the independent directors and resources and information necessary for the Board of Directors to effectively carry out its duties and responsibilities;

  •
  being available to directors who have concerns that cannot be addressed through the Chairman; and

  •
  performing other functions as may reasonably be requested by the Board of Directors or the Chairman.

Mandate of the Board of Directors

        In fulfilling its mandate, the Board of Directors is responsible for supervising the management of the Company's business and affairs directly and through its committees. Under its charter, among other things, the Board of Directors is responsible for the following:

  •
  appointment of the Chairman of the Board of Directors annually;

  •
  developing and approving our approach to and practices regarding corporate governance;

  •
  considering and approving executive and director succession planning;

  •
  making determinations regarding executive and director compensation and our equity and non-equity compensation plans;

  •
  approving a strategic plan annually and reviewing management's implantation of such strategic plan;

  •
  updating and ensuring compliance with our Standards of Business Conduct;

  •
  reviewing our principal risks and assessing whether appropriate systems are in place to manage such risks; and

  •
  reviewing and ensuring the integrity of the internal controls.

Meetings of the Board of Directors

        Pursuant to its charter, the Board of Directors meets at least four times per year on a quarterly basis. Additional meetings are called when necessary. The Board of Directors meets annually to review our strategic plan. In 2008, there were nine regularly scheduled meetings and seven meetings were called to review special business. All agendas are set by the Chairman in consultation with the Committee Chairpersons, as necessary, prior to circulation.

Size and Composition of the Board of Directors

        The Board of Directors currently consists of 10 directors. The Board of Directors is currently comprised of the following individuals: Dr. Douglas Squires (Chairman), J. Spencer Lanthier (Lead Director), Serge Gouin, David Laidley, Mark Parrish, Dr. Laurence Paul, Robert Power, Lloyd Segal, Michael Van Every and William Wells.

        For information on the term of office and period during which the directors have served on the Board of Directors, see Item 6.A, "— Directors and Senior Management — Directors", above.

Director Independence

        We believe in order to be effective the Board of Directors must operate independently of management. Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of our Company) with us or any of our subsidiaries. Any relationship between a director and us or one of our subsidiaries will cause a director not to be considered independent if such relationship is a direct relationship or is a relationship with an organization in respect of which the director is a partner, shareholder or officer. We include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among the relationships that would cause us to consider a director not to be independent. To this end, in accordance with its charter, the Nominating and Corporate Governance Committee evaluated the independence of each director and confirmed to the Board of Directors that eight of the 10 individuals are independent. Mr. Wells is non-independent by virtue of his position as our Chief Executive Officer and Dr. Squires is non-independent by virtue of his previous position as our Chief Executive Officer. Mr. Wells and Dr. Squires are not eligible to serve on the Audit Committee, the Compensation Committee or the Nominating and Corporate Governance Committee.

        The independent members, led by our Lead Director, Mr. Lanthier, meet in camera at each meeting of the Board. Following each in camera session, Mr. Lanthier debriefs the Chairman and the Chief Executive Officer on the substance of the discussions. In addition, on an annual basis, as part of our disclosure procedures, all directors complete a questionnaire pertaining to, among other things, share ownership, family and business relationships and director independence standards.

        With the exception of Dr. Squires, our Chairman, who served as our Chief Executive Officer from November 2008 to May 1, 2008, and Mr. Wells, our current Chief Executive Officer, who has entered into an employment agreement with us, none of our directors have entered into service or other similar contracts with us. See Item 6.B, "— Termination and Change of Control Benefits — Employment Agreements — Dr. Douglas J. P. Squires, Former Chief Executive Officer", and Item 6.B, "— Termination and Change of Control Benefits — Employment Agreements — William (Bill) Wells, Chief Executive Officer and President, BLS", for information on these employment agreements.

Committees of the Board of Directors

        In August 2008, the Board of Directors separated its former Compensation, Nominating and Corporate Governance Committee into two separate committees, thereby creating the Compensation Committee and the Nominating and Corporate Governance Committee. As such, the Board of Directors now has four committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk and Compliance Committee. The Board of Directors adopted a new charter for the Nominating and Corporate Governance Committee on December 18, 2008 and adopted new charters for each of the Audit Committee, the Compensation Committee and the Risk and Compliance Committee on February 11, 2009. Each of our committees assist and provide advice and recommendations to the Board of Directors. Copies of the charters of each of our committees are available, without charge, at www.biovail.com (under tab "About Biovail" and subtab "Corporate Governance") and requests for such copies may be directed to us at the following address: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone at (905) 286-3000; by facsimile at (905) 286-3050; or by email to ir@biovail.com.

Audit Committee

        Our Audit Committee is comprised of Mr. Van Every (Chair), Mr. Gouin, Mr. Laidley and Mr. Lanthier, all of whom are independent and qualify as financial experts pursuant to all applicable legislation, regulation and stock exchange rules. In accordance with its charter, our Audit Committee, in conjunction with management and our external auditor, reviews our interim unaudited financial statements and audited annual financial statements and the MD&A of such financial statements and, if appropriate, recommends to the Board of Directors the approval of such financial statements and the MD&A. The Audit Committee also provides assistance to the Board of Directors in fulfilling its oversight function with respect to:

  •
  the integrity of our financial statements;

  •
  compliance with our legal and regulatory requirements, including with respect to disclosure of financing information;

  •
  the qualifications, performance and independence of our external auditor;

  •
  the performance of our internal audit function;

  •
  internal controls and certifications;

  •
  preparation of audit committee reports, if any, to be included in our annually proxy statement or annual report; and

  •
  review and approval of any mandated Audit Committee reports.

Compensation Committee

        Our Compensation Committee is comprised of Dr. Paul (Chair), Mr. Lanthier, Mr. Parrish and Mr. Power, all of whom are independent pursuant to all applicable legislation, regulation and stock exchange rules. None of the members of the Compensation Committee is currently a chief executive officer of a publicly traded entity. In 2008, at all meetings of the Compensation Committee, the committee members met without any member of management being present for a portion of the meeting. The members of the Compensation Committee have expertise in executive compensation as a result of their respective professional backgrounds and experiences, including that: Dr. Paul (Chair) has served as a member of our Compensation Committee for over five years and also serves on the compensation committee of a major not-for-profit corporation; another member has experience in executive compensation by virtue of his experience as a former chief executive officer and one of the other directors is a member of the human resources committee (which includes compensation matters in its mandate) of another public company. As such, the Board of Directors believes the Compensation Committee collectively has the knowledge and experience necessary to fulfill its mandate, as described below.

        Pursuant to its charter, the Compensation Committee's key responsibilities include:

  •
  reviewing and recommending corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, and reviewing and recommending to the independent directors the compensation of the Chief Executive Officer based on such evaluation;

  •
  reviewing and recommending compensation for members of the Board of Directors, including compensation for the Chairman of the Board of Directors, the Lead Director, the Chair of each committee and committee members;

  •
  reviewing and recommending to the Board of Directors compensation for executives that report directly to the Chief Executive Officer;

  •
  overseeing, within any limits prescribed by the Board of Directors, the administration of our non-equity compensation plans and equity-based compensation plans, recommending to the Board of Directors the executive officers who receive awards and the size of those awards under our non-equity compensation plans and equity-based compensation plans and making recommendations to the Board of Directors regarding the adoption, amendment or termination of non-equity compensation plans and equity-based compensation plans;

  •
  reviewing and approving arrangements with executive officers relating to their employment relationships with us, including, without limitation, employment agreements, severance arrangements, supplemental pension or savings arrangements, change in control agreements and restrictive covenants;

  •
  approving and monitoring our share ownership policies for senior officers and directors;

  •
  providing strategic supervision of our benefit plans, programs and policies, and reviewing and approving material amendments to such plans, programs and policies; and

  •
  reviewing and recommending to the Board of Directors compensation disclosure in public documents.

Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee is comprised of Mr. Segal (Chair), Mr. Gouin and Mr. Laidley, all of whom are independent pursuant to all applicable legislation, regulation and stock exchange rules. Pursuant to its charter, the Nominating and Corporate Governance Committee's key responsibilities include:

  •
  developing and updating a long-term selection and screening plan for the composition of the Board of Directors to ensure that suitable director candidates are identified and providing recommendations to the Board of Directors regarding the competencies and skills of the Board of Directors and the qualifications of its directors;

  •
  identifying and recommending to the Board of Directors new nominees for election by shareholders or for appointment by the Board of Directors to fill planned and unplanned vacancies and ensure the orderly succession of directors to keep the Board of Directors appropriately balanced in terms of skills and experience;

  •
  reviewing and recommending to the Board of Directors our approach to corporate governance, including annually recommending for approval corporate governance practices and procedures, developing new charters for any new committees established by the Board of Directors, and monitoring relationships and communication between management and the Board of Directors;

  •
  reviewing and recommending to the Board of Directors for approval any disclosure relating to our governance practices;

  •
  recommending to the Board of Directors structures and procedures to enable the Board of Directors to function independently of management, including procedures to permit the independent directors to meet on a regular basis without management or non-independent directors present;

  •
  reviewing the composition and mandate of the Board of Directors and each committee of the Board of Directors annually and, if appropriate, recommending to the Board of Directors any programs or changes it considers necessary or desirable with respect thereto;

  •
  reviewing and recommending to the Board of Directors revisions, if any, to our orientation program for new directors and our continuing education program for all directors;

  •
  assisting the Board of Directors in discharging its assessment duties, including annually developing and recommending processes for assessing the performance and effectiveness of the Board of Directors as a whole and the committees of the Board of Directors, and for assessing the performance of individual directors, the Chairman, the Lead Director and the Chair of each committee of the Board of Directors; and

  •
  reviewing and making recommendations to the Board of Directors on all matters involving a director's potential or actual conflict of interest as may be referred to the committee by the Board of Directors.

Risk and Compliance Committee

        Our Risk and Compliance Committee is comprised of Mr. Parrish (Chair), Mr. Power, Mr. Van Every and Mr. Wells. Pursuant to its charter, the Risk and Compliance Committee's key responsibilities include:

  •
  identifying the material risks of our business and satisfying itself as to the implementation of appropriate policies, procedures and systems to manage these risks;

  •
  monitoring the appropriateness and effectiveness of our risk management systems and policies, including evaluating on a regular basis the effectiveness and prudence of senior management in managing our operations and the risks to which we are exposed;

  •
  providing advice to the Board of Directors, when appropriate, on the risk impact of any strategic decision that the Board of Directors may be contemplating;

  •
  establishing, reviewing and annually updating our Standards of Business Conduct and Code of Professional Conduct for the Senior Finance Executives (the "Code of Professional Conduct") with a view to complying with all applicable rules and regulations and satisfying itself that management has established a system to enforce such Standards of Business Conduct and Code of Professional Conduct;

  •
  investigating or causing to be investigated any reports of non-compliance with or potential violations of the Standards of Business Conduct or Code of Professional Conduct;

  •
  reviewing regular reports from management, our compliance officer and our legal counsel on significant legal and regulatory requirements to which we are subject and the compliance program in place to ensure compliance with these requirements;

  •
  reviewing our marketing practices and guidelines and making recommendations to the Board of Directors regarding suggested revisions, if any, to such practices and guidelines; and

  •
  reviewing and recommending to the Board of Directors for approval all disclosure regarding risk factors to be included in our annual report and other disclosure documents.

D.    Employees

        The following table sets out the number of our employees at the end of each of the last three fiscal years. None of these employees is represented by a collective bargaining agreement. During fiscal 2008, we also hired, on a contract basis, an average of approximately 21 temporary employees.

Function	2008	2007	2006
Manufacturing	734	802	822
Sales and marketing	168	187	352
Research and development	340	431	465
Administration	147	113	95

Total	1,389	1,533	1,734

        The following table sets out the location of our employees by geographic area for each of the last three fiscal years:

Geographic breakdown	2008	2007	2006
U.S.	144	146	332
Canada	984	1,066	1,070
Puerto Rico	241	258	271
Barbados	20	19	14
Ireland	0	44	47

Total	1,389	1,533	1,734

E.    Share Ownership

        The following table shows the number and percent of Common Shares beneficially owned by the current directors and our Named Executive Officers and, collectively as a group, by our current directors, our Named Executive Officers and other members of our senior management (18 persons), as of February 25, 2009, as disclosed to us by such persons. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have

"beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Beneficial Owner	Common Shares Owned(1)(2)	Percentage(1)(2)
Dr. Douglas J.P. Squires	604,721	—
J. Spencer Lanthier	NIL	—
Serge Gouin	NIL	—
David H. Laidley	NIL	—
Mark Parrish	200	—
Dr. Laurence E. Paul	38,000	—
Robert N. Power	NIL	—
Lloyd M. Segal	3,500	—
Michael R. Van Every	2,000	—
William (Bill) Wells	85,000	—
Margaret Mulligan	20,000	—
Gilbert Godin	157,000	—
Gregory Gubitz	162,499	—
Wendy A. Kelley	37,500	—
Kenneth G. Howling	295,720	—
Adrian de Saldanha	23,877	—
Directors and members of senior management as a group (18 persons)	1,684,415	—

—
Indicates ownership of less than 1% of our Common Shares.

(1)
Includes Common Shares that may be acquired within 60 days following February 25, 2009, pursuant to option exercises and vesting of RSUs. See "Item 6.B, "Directors, Senior Management and Employees — Compensation — Equity-Based Compensation for Directors — Director Incentive Plan Awards" and Item 6.B, "Directors, Senior Management and Employees — Compensation — Incentive Plan Awards — Outstanding Equity Incentive Awards at Fiscal Year End", above, for further information regarding these options and RSUs.

(2)
Based on 158,216,132 Common Shares outstanding at February 25, 2009, and Common Shares issuable upon the exercise of options and vesting of RSUs held by the beneficial owner as of February 25, 2009, that are exercisable/will vest within 60 days.

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

        For a description of securities authorized for issuance under our Company's equity compensation plans, see Item 6.B "Compensation — Equity Compensation Plan Information".

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

        To the knowledge of our directors and senior management, set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over, our Common Shares carrying more than 5% of the voting rights attached to all our outstanding Common Shares as of February 25, 2009. As used in the table below, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days.

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction Is Exercised		Percentage of Outstanding Common Shares Represented
Eugene N. Melnyk(1)	17,043,758	(2)	10.8%
c/o Ken Villazor, 25 Metcalfe Street, Toronto, Ontario M4X 1R5(3)

(1)
Does not include 3,098,698 Common Shares held by a trust settled by Mr. Melnyk. See "— Settlement Agreement between Mr. Melnyk and the OSC" below.

(2)
Determined in accordance with an Early Warning Report dated February 5, 2009 filed by Mr. Melnyk, as updated by an Insider Trading Detail filed on February 24, 2009.

(3)
Determined in accordance with an Early Warning Report dated February 5, 2009 filed by Mr. Melnyk.

        The shareholder set out above does not have different voting rights from our other shareholders.

        The following table indicates as of February 25, 2009, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of Common Shares, the number of holders of record of Common Shares with U.S. addresses, the portion of the outstanding Common Shares held by U.S. holders of record and the percentage of Common Shares held by U.S. holders of record. This table does not indicate beneficial ownership of Common Shares.

Total Number of Holders of Record(1)	Total Number of Common Shares Issued and Outstanding	Number of U.S. Holders of Record(2)	Number of Common Shares Held by U.S. Holders of Record	Percentage of Common Shares Held by U.S. Holders of Record
1,271	158,216,132	489	143,142,944	90.5%

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

        Our Company is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

        There are no arrangements, to the knowledge of our Company, the operation of which may at a subsequent date result in a change in control of our Company.

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

        Mr. Melnyk is no longer a director, officer or employee of the Company or any of its subsidiaries.

        Based on publicly available information, as of March 12, 2008, certain trusts settled by Mr. Melnyk (the beneficiaries of which included Mr. Melnyk's wife and children) indirectly held shares of certain investment companies. As at March 12, 2008, the Canadian and U.S trading accounts of such investment companies held 9,408,232 Common Shares.

        Based on publicly available information, as at February 25, 2009, we understand that Capital Star Trust now holds 3,098,698 Common Shares previously held by the aforementioned investment companies.

B.    Related Party Transactions

        None.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        The financial statements filed as part of this annual report are filed under Item 18.

B.    Significant Changes

Legal Proceedings

        See Item 4, "Information on the Company — Legal Proceedings".

Item 9. The Offer and Listing

A.    Offer and Listing Details

        Our Common Shares are traded on the NYSE and on the TSX under the symbol "BVF". The last reported sales price of our Common Shares on February 25, 2009 on the NYSE was US$10.95 and on the TSX was C$13.72. The following table sets forth the high and low per share sales prices for our Common Shares on the NYSE and TSX for the periods indicated.

	Common Shares
	NYSE		TSX
	High $	Low $	High C$	Low C$
2004	26.01	14.30	33.98	16.90
2005	24.64	13.74	32.56	17.25
2006	28.28	14.51	32.96	16.25
2007
Quarter 1	14.90	10.00	25.75	23.10
Quarter 2	12.96	9.53	28.78	25.31
Quarter 3	11.27	9.27	27.68	16.60
Quarter 4	9.88	6.65	19.23	13.05
2008
Quarter 1	14.90	10.00	14.53	10.30
Quarter 2	12.96	9.53	12.91	9.64
Quarter 3	11.27	9.27	11.71	9.70
Quarter 4	9.88	6.65	11.69	7.84
September	11.00	9.27	11.71	9.70
October	9.88	6.65	10.89	7.84
November	9.51	7.35	10.98	9.45
December	9.65	7.95	11.69	10.33
2009
January	11.48	9.41	14.21	11.48
February 1 to 25	12.04	10.28	14.95	12.75

Source: NYSEnet, TSX Historical Data Access

  Market Price Volatility of Common Shares

        Market prices for the securities of pharmaceutical and biotechnology companies, including our securities, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, the aftermath of public announcements by us, concern as to safety of drugs and general market conditions can have an adverse effect on the market price of our Common Shares and other securities.

  Holders

        See Item 7.A, "Major Shareholders and Related Parties — Major Shareholders", for information on the number of holders of our Common Shares.

  Dividend Policy and Dividends

        In December 2007, the Board of Directors adopted a dividend policy that paid a quarterly dividend of $0.375 per Common Share. Each dividend declaration is made at the discretion of the Board of Directors and and is generally based on our business performance, operational results, future capital requirements, business development requirements and other requirements and applicable laws. The policy is reviewed by the Board of Directors from time to time with regard to our capital requirements, strategic and business development considerations, operations and results and any changes thereto.

        We continue to believe that current operations and our existing pipeline products should generate sufficient cash flows to sustain our current quarterly dividend. However, business development activities designed to accelerate Biovail's strategic plan will have first priority over our cash flows and resources. Accordingly, the Board and management will continue to review the dividend policy on an ongoing basis to determine if a revision to the dividend policy, including the potential cancellation of the dividend, may be necessary.

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

        During 2007 and 2008, we declared dividends of $0.375 per Common Share as follows:(1)

Date Declared	Dividend per Share	Payment Date
March 14, 2007	$0.375	April 3, 2007
May 9, 2007	$0.375	May 29, 2007
August 7, 2007	$0.375	August 31, 2007
November 7, 2007	$0.375	November 30, 2007
March 12, 2008	$0.375	April 3, 2008
May 7, 2008	$0.375	May 30, 2008
August 12, 2008	$0.375	September 3, 2008
November 5, 2008	$0.375	January 5, 2009

Total	$3.00	N/A

(1)
In addition to the dividends noted in the above chart, on December 6, 2006, we declared a special cash dividend of $0.50 per Common Share payable on January 22, 2007 to shareholders of record at the close of business on January 10, 2007.

        On February 25, 2009, we declared a cash dividend of $0.375 per Common Share, payable on April 6, 2009.

        See Item 5, "Operating and Financial Review and Prospects — Management's Discussion and Analysis — Selected Annual Information — Cash Dividends", for additional details about our dividend payments.

  Purchases of Equity Securities

        See Item 16.E, "Purchases of Equity Securities by the Company and Affiliated Purchasers", for a description of purchases by our Company of our Common Shares during 2008.

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

  Rights, Preferences and Dividends Attaching to Shares

        The holders of Common Shares have the right to receive dividends if and when declared. Each holder of Common Shares, as of the record date prior to a meeting, is entitled to attend and to cast one vote for each Common Share held as of such record date at such annual and/or special meeting, including with respect to the election or re-election of directors. Subject to the provisions of our By-laws, all directors may, if still qualified to serve as directors, stand for re-election. The members of the Board of Directors are not replaced at staggered intervals but are elected annually.

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

  Annual and Special Meetings of Shareholders

        Under the CBCA and our By-laws, we are required to mail a notice of meeting and Management Information Circular to registered shareholders not less than 21 days and not more than 60 days prior to the date of the meeting. Such materials must be filed concurrently with the applicable securities regulatory authorities in Canada and the U.S. Subject to certain provisions of the By-laws, a quorum of two or more shareholders in person or represented by proxy holding or representing by proxy not less than 51% of the total number of issued and outstanding shares enjoying voting rights at such meeting is required to properly constitute a meeting of shareholders. Shareholders and their duly appointed proxies and corporate representatives are entitled to be admitted to our annual and/or special meetings.

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

  Disclosure of Share Ownership

        In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer, or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within 10 days from the day on which the change takes place.

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

        There are no provisions in the Articles or By-laws requiring disclosure of share ownership.

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

  Investment Canada Act

        The Investment Canada Act applies to every acquisition of control of a Canadian business by a non-Canadian. The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. In the case of a corporation, the acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares. An acquisition of control of a Canadian business by a non-Canadian is either reviewable (a "Reviewable Transaction"), in which case it is subject to both a reporting obligation and an approval process, or notifiable (a "Notifiable Transaction"), in which case it is subject to only a post-closing reporting obligation. A transaction is a Reviewable Transaction or a Notifiable Transaction based on whether a prescribed monetary threshold is exceeded. The Cultural Sector Investment Review division of Canadian Heritage is responsible for administering the Investment Canada Act in respect of Canadian businesses that qualify as "cultural businesses", while the Investment Review Division of Industry Canada is responsible for administering the Investment Canada in respect of all other Canadian businesses.

        A direct acquisition of control of a Canadian business by a non-Canadian through the acquisition of the voting interests of a Canadian entity or all or substantially all of the assets used in carrying on a Canadian business entity is a Reviewable Transaction if the aggregate value of the assets acquired (including assets situated outside of Canada) in the case of an acquisition of voting interests, or the aggregate value of the assets in Canada acquired in the case of an acquisition of assets, is equal to or greater than C$5 million. A substantially higher threshold applies, however, where the purchaser qualifies as a "WTO investor" or the vendor is a non-Canadian that qualifies as a WTO investor. For these transactions, the 2009 WTO threshold is C$312 million (this threshold increases annually); however, the higher threshold applicable to WTO investors does not apply where the Canadian business is in a sensitive sector, namely: a "cultural business", or provides a "financial service" or a "transportation service", or engages in uranium production or owns an interest in an uranium producing property in Canada. An indirect acquisition of a Canadian business by a non-Canadian is reviewable if either the value of the Canadian business' assets exceed C$50 million, where more than 50% of the value of the assets acquired are located outside of Canada, or exceed C$5 million, where more than 50% of the value of the assets acquired are located in Canada. However, where the purchaser qualifies as a WTO investor or the vendor is a non-Canadian that qualifies as a WTO investor, the transaction is not reviewable but only subject to a notification obligation, provided that the Canadian business is not in a sensitive sector, as above-described.

        In the case of a Reviewable Transaction, the non-Canadian acquirer must submit an application for review with the prescribed information. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account the assessment factors specified in the Investment Canada Act and any written undertakings that may have been given by the non-Canadian acquirer.

The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. Subject to a few limited exceptions, a direct acquisition of a Canadian business that constitutes a Reviewable Transaction cannot be completed until the Minister responsible for administering the Investment Canada Act is satisfied, or is deemed to be satisfied, that the transaction "is likely to be of net benefit to Canada". In the case of an indirect acquisition of a Canadian business, the non-Canadian acquirer may submit an application for review with the prescribed information at any time before or within 30 days following completion of the transaction.

        A Notifiable Transaction is not subject to an approval process, with a narrow possible exception possible it the Canadian business falls within a prescribed specific type of business activity that, in the opinion of the Governor in Council, is related to Canada's cultural heritage or national identity. In the case of a Notifiable Transaction, a non-Canadian acquirer must submit a notice with the prescribed information to the Cultural Sector Investment Review division of Canadian Heritage or to the Investment Review Divisions of Industry Canada, as applicable, at any time before or within 30 days following completion of the transaction.

  Competition Act

        Part IX of the Competition Act (Canada) (the "Competition Act") requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the "Commissioner") in respect of proposed transactions that exceed certain prescribed thresholds. The thresholds are as follows:

  •
  Size of Parties:  the parties to the transaction, together with their affiliates (as defined under the Act), must have assets in Canada that exceed C$400 million in aggregate value, or have gross annual revenues from sales in, from or into Canada, that exceed C$400 million in aggregate value;

  •
  Size of Transaction:  generally, the aggregate value of the assets in Canada that are acquired through the transaction, or the gross revenues generated from sales in or from Canada from those assets, exceed C$50 million (or C$70 million in the case of an amalgamation); and

  •
  Size of Equity:  the acquisition of more than 20% of the voting shares of a public corporation or the acquisition of more than 35% of the voting shares of a private corporation or more than a 35% interest of a non-corporate entity or, where the 20/35% threshold already has been exceeded, the acquisition of more than 50% of the voting shares of a corporation or the acquisition of more than a 50% interest in a non-corporate entity.

The size of equity threshold does not apply in respect of an amalgamation, the establishment of a combination or the acquisition of assets (only the first two above described thresholds apply to these types of transactions). The Competition Act and the Notifiable Transactions Regulations thereto set out the basis upon which asset values and gross revenues are to be determined.

        If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be terminated or waived by the Commissioner before the transaction can be completed. The parties to a proposed transaction may choose to submit either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). However, where the parties choose to submit a short-form filing, the Commissioner may, within 14 days, require that the parties submit a long-form filing, in which case the proposed transaction may not be completed until the parties submit their respective long-form notification filings and the applicable 42-day waiting period has expired or been terminated by the Commissioner. At the end of the statutory waiting period, the parties can legally complete their transaction, unless the Commissioner has applied to the Competition Tribunal (a special purpose tribunal) for an interim order prohibiting closing. The Commissioner can apply to the Competition Tribunal for two such orders, each with a maximum period of 30 days (60 days in the aggregate).

        Both parties to a transaction that is subject to pre-merger notification have an obligation to submit a pre-merger notification filing, and the waiting period will not begin until both parties have submitted a complete notification filing. The Competition Act prescribes special rules for hostile bids involving corporations whereby the bidder may initiate the statutory waiting period by submitting its pre-merger notification filing.

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

        Regardless of whether pre-merger notification is required under Part IX of the Competition Act, the Commissioner may apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. If the Competition Tribunal finds that the transaction is or is likely to prevent or lessen competition substantially, it may order that the parties not proceed with the transaction or part of it or, in the event that the transaction has already been completed, order its dissolution or the disposition of some or all of the assets or shares involved. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the transaction.

C.    Material Contracts

        In the prior two years, we have not entered into any contract other than in the ordinary course of business.

D.    Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in Item 10.E, " — Taxation" below.

E.    Taxation

  Canadian Federal Income Taxation

        The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our Common Shares who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the "Canadian Tax Act") deals at arm's-length with, and is not affiliated with, us, holds its Common Shares as capital property and does not use or hold and is not deemed to use or hold such Common Shares in carrying on a business in Canada and who, at all relevant times, for purposes of the application of the Canadian Tax Act and the Canada-U.S. Income Tax Convention (1980, as amended) (the "U.S. Treaty"), is resident in the U.S., is not, and is not deemed to be, resident in Canada and is eligible for benefits under the U.S. Treaty (a "U.S. Holder"). Special rules, which are not discussed in the summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

        Limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the Code do not qualify as resident in the U.S. for purposes of the U.S. Treaty. Under the U.S. Treaty, a resident of the United States who is a member of such an LLC and is otherwise eligible for benefits under the U.S. Treaty may generally be entitled to claim benefits under the U.S. Treaty in respect of income, profits or gains derived through the LLC. Generally, such entitlement commenced on February 1, 2009 for withholding taxes, and is in effect for other (non-withholding) taxes for taxable years beginning on or after January 1, 2009.

        The U.S. Treaty includes limitation on benefits rules that restrict the ability of certain persons who are resident in the United States to claim any or all benefits under the U.S. Treaty. Residents of the United States should consult their own tax advisors with respect to their eligibility for benefits under the U.S. Treaty, having regard to these rules.

        This summary is based upon the current provisions of the U.S. Treaty and the Canadian Tax Act and our understanding of the current administrative policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the U.S. Treaty and the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in law or administrative practice, whether by judicial, regulatory, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice generally or to any particular holder. U.S. Holders should consult their own tax advisors with respect to their own particular circumstances.

  Gains on Disposition of Common Shares

        In general, a U.S. Holder will not be subject to tax under the Canadian Tax Act on capital gains arising on the disposition of such holder's Common Shares unless the Common Shares are "taxable Canadian property" to the U.S. Holder and are not "treaty-protected property".

        Generally, a Common Share will not be taxable Canadian property to a U.S. Holder at a particular time; provided that, (a) such Common Share is listed on a designated stock exchange (which includes the NYSE and the TSX), (b) the U.S. Holder, persons with whom the U.S. holder does not deal at arm's-length, or the U.S. Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of our Company at any time during the 60-month period that ends at that time, and (c) the Common Share is not otherwise deemed to be taxable Canadian property for purposes of the Canadian Tax Act.

        Common Shares will be treaty-protected property where the U.S. Holder is exempt from income tax under the Canadian Tax Act on the disposition of Common Shares because of the U.S. Treaty. Common Shares owned by a U.S. Holder will generally be treaty-protected property where the value of the Common Shares is not derived principally from real property situated in Canada.

  Dividends on Common Shares

        Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a U.S. Holder that is the beneficial owner of such dividends will generally be subject to non-resident withholding tax under the Canadian Tax Act and the U.S. Treaty at the rate of (a) 5% of the amounts paid or credited if the U.S. Holder is a company that owns (or is deemed to own) at least 10% of our voting stock, or (b) 15% of the amounts paid or credited in all other cases. The rate of withholding under the Canadian Tax Act in respect of dividends paid to non-residents of Canada is 25% where no tax treaty applies.

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

        The discussion is for general information only and may not apply to certain categories of shareholders subject to special treatment under the Code, such as holders that are pass-through entities or investors in pass-through entities, persons that hold Common Shares pursuant to selected retirement plans, pursuant to the exercise of employee stock options or otherwise as compensation, dealers or traders in securities or currencies, banks, insurance companies, persons whose "functional currency" is not the U.S. dollar, tax-exempt entities, and persons that hold Common Shares as a position in a straddle or as part of a "hedging," "integrated," "constructive sale" or "conversion" transaction. Moreover, the discussion summarizes only federal income tax consequences and does not address any other U.S. federal tax consequences (including federal alternative minimum tax consequences) or any state, local or non-U.S. tax consequences. Accordingly, prospective investors are urged to consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of Common Shares to them.

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

  Taxation of Dividends

        Dividends will generally be taxed as ordinary income to U.S. Holders to the extent that they are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. As such and subject to the following discussion of special rules applicable to Passive Foreign Investment Companies ("PFICs"), the gross amount of the dividends, if any, paid by us to U.S. Holders, without reduction for Canadian withholding taxes, will be taxed at lower rates applicable to certain qualified dividends. The maximum federal income tax rate imposed on dividends received by individuals from U.S. and certain foreign corporations through 2010 is 15%. Recipients of dividends from foreign corporations will be taxed at this rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain "qualified foreign corporations," which generally includes corporations eligible for the benefits of an income tax treaty with the U.S. that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. Dividends paid with respect to stock of a foreign corporation which is readily tradable on an established securities market in the U.S. will also be treated as having been received from a "qualified foreign corporation." The U.S. Department of the Treasury and the Internal Revenue Service ("IRS") have determined that the Canada-U.S. Income Tax Treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the IRS have determined that Common Shares are considered readily tradable on an established securities market if they are listed on an established securities market in the U.S. such as the NYSE. Accordingly, dividends received by individual U.S. Holders should be entitled to favorable treatment as dividends received with respect to stock of a "qualified foreign corporation." Dividends that we pay, if any, generally will not qualify for the dividends received deduction otherwise available to corporate shareholders.

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

  Passive Foreign Investment Company Considerations

        A PFIC is any foreign corporation if, after the application of certain "look-through" rules, (a) at least 75% of its gross income is "passive income" as that term is defined in the relevant provisions of the Code; or (b) at least 50% of the average value of its assets produce "passive income" or are held for the production of "passive income". The determination as to PFIC status is made annually. If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. Holder of dividends paid by us and of sales, exchanges and other dispositions of our Common Shares, and may result in other adverse U.S. federal income tax consequences.

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

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone at (905) 286-3000; by facsimile at (905) 286-3050; or by email to ir@biovail.com.

I.     Subsidiary Information

        Our subsidiaries are detailed under Item 4.C, "Information on the Company — Organizational Structure".

Item 11. Quantitative and Qualitative Disclosures About Market Risk

        Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 5, "Operating and Financial Review and Prospects".

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

        In June 2005, Biovail Corporation was continued under the CBCA and adopted a new set of By-laws to reflect the provisions of that statute. There are a number of differences between the CBCA and the Business Corporations Act (Ontario) (the previous statute governing our Company). Among other things, shareholder proposals, the matters requiring shareholder approval and certain matters relating to shareholder and director meetings are subject to different requirements under the CBCA. A copy of the Articles of Continuance were filed as Exhibit 99.1 on our report on Form 6-K filed on July 7, 2005 (File No. 001-14956).

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

  (b)
  Management's Annual Report on Changes in Internal Controls Over Financial Reporting.    Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with U.S. GAAP and other financial information.

    Under the supervision and with the participation of management, including the CEO and CFO, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2008.

    The effectiveness of our Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, as stated in its report on page F-4 herein.

  (c)
  Changes in Internal Control Over Financial Reporting.    There were no changes in our internal controls over financial reporting identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

        The Board of Directors has determined that each member of the audit committee, comprised of Mr. Michael Van Every, Mr. Serge Gouin, Mr. David H. Laidley and Mr. J. Spencer Lanthier, is an "audit committee financial expert" and is independent under the applicable rules promulgated by the SEC and the NYSE and is "financially literate" as defined under applicable Canadian securities regulation.

Item 16B. Code of Ethics

        The Board of Directors has adopted a Code of Professional Conduct that applies to our Chief Executive Officer, Chief Financial Officer and the principal accounting officer or controller, or persons performing similar functions.

        A copy of the Code of Professional Conduct can be found on our website at: www.biovail.com (under the tab "About Biovail" and subtab "Corporate Governance"). In addition, copies of our Code of Professional Conduct can be provided, without charge, upon request to: Biovail Corporation, 7150 Mississauga Road, Mississauga, Ontario, Canada, L5N 8M5, Attention: Investor Relations; by telephone at (905) 263-3002; by facsimile at (905) 286-3050; or by email to ir@biovail.com.

Item 16C. Principal Accountant Fees and Services

  Audit Fees and Services

        The table below summarizes the audit fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries during each of 2008 and 2007.

	2008		2007
	Amount	%	Amount	%
Audit Fees	$2,757	95	$2,922	97.2
Audit-Related Fees(1)	144	5	82	2.7
Tax Fees(2)	0	0	3	0.1
All Other Fees(3)	0	0	0	0

Total	$2,901	100	$3,007	100.0

(1)
Audit-related services are generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses, and to other assignments relating to internal accounting functions and procedures.

(2)
Tax services are professional services rendered by our auditors for tax compliance, tax consulting associated with international transfer prices and employee tax services.

(3)
We do not engage our independent auditors for any other services, other than audit, audit-related and tax services.

  Audit Committee's pre-approval policies and procedures

        The Audit Committee of the Board of Directors chooses and engages our independent auditors to audit our financial statements. In 2003, our Audit Committee adopted a policy requiring management to obtain the Audit Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the Audit Committee to pre-approve audit and non-audit services that may be performed by our auditors.

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

Item 16D. Exemptions from the Listing Standards for Audit Committee

        Not applicable.

Item 16E. Purchases of Equity Securities by the Company and Affiliated Purchases

        The chart below provides information on our purchases of our Common Shares during the year ended December 31, 2008:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased
June 1-30, 2008	2,318,400	11.08	2,318,400	11,681,600
July 1-31, 2008	—	—	—	11,681,600
August 1-31, 2008	—	—	—	11,681,600
September 1-30, 2008	—	—	—	11,681,600
October 1-31, 2008	—	—	—	11,681,600
November 1-30, 2008	500,000	8.60	500,000	11,181,600
December 1-31, 2008	—	—	—	11,181,600

(1)
On May 8, 2008, we announced that the Board of Directors had approved a share repurchase program of up to 14,000,000 Common Shares, representing approximately 9% of our issued and outstanding Common Shares. On June 2, 2008, we commenced a share repurchase program to purchase initially up to 8,051,186 Common Shares through the facilities of the NYSE, representing approximately 5% of our issued and outstanding Common Shares at that date. Following additional filings, we may also purchase shares over the TSX.

  As of February 25, 2009, a total of 2,818,400 Common Shares had been repurchased through open-market transactions on the NYSE, at a weighted-average price of $10.46 per share, for total consideration of $29,842,000. The excess of the cost of the Common Shares repurchased over their assigned value, totaling $3,765,000, was charged to deficit. Unless renewed, the share repurchase program will terminate on June 1, 2009, or upon such earlier time that the Company completes its purchases.

        Under the terms of our credit facility, we are not permitted to repurchase Common Shares in excess of $50,000,000 in the aggregate in any given calendar year without obtaining the lenders' prior consent. We have not requested or obtained such consent.

Item 16G. Corporate Governance

        We believe that the corporate governance practices adopted by the Board of Directors are in the best interests of the Company and the best interests of our shareholders as well as compliant with the practices recommended by the Canadian Securities Administrators. Furthermore, although we are a foreign private issuer and are not required to comply with NYSE governance standards, our governance practices do comply with most of the requirements of the NYSE for U.S. domestic issuers and do not differ from the practices followed by U.S. domestic companies under the NYSE governance standards in any significant respect.

PART III

Item 17. Financial Statements

        We have elected to provide financial statements pursuant to Item 18, "Financial Statements".

Item 18. Financial Statements

        The financial statements appear on pages F-1 through F-50.

Item 19. Exhibits

1.1	Articles of Continuance(1)
1.2	By-Law No. 1 of Biovail Corporation(2)
4.1	Employment Agreement of Douglas J.P. Squires(3)
4.2	Chairman Agreement of Douglas J.P. Squires(4)
4.3	Confidential Separation Agreement and General Release of Douglas J.P. Squires(5)
4.4	Employment Agreement of William M. Wells(6)
4.5	Employment Agreement of Margaret Mulligan(7)
4.6	Amended and Restated Employment Agreement of Gilbert Godin
4.7	Employment Agreement of Gregory Gubitz(8)
4.8	Employment Agreement of Wendy A. Kelley(9)
4.9	Employment Agreement of Kenneth Howling(10)
4.10	Employment Agreement of Adrian de Saldanha(11)
4.11	Interim Employment Agreement of Adrian de Saldanha(12)
4.12	Offer Letter of Adrian de Saldanha(13)
4.13	Biovail Corporation 2007 Equity Compensation Plan(14)
4.14	Amendment No. 1 to the Biovail Corporation 2007 Equity Compensation Plan
4.15	Biovail Corporation Amended and Restated 2004 Stock Option Plan(15)
4.16	Biovail Corporation 1993 Stock Option Plan, as amended and restated(16)
4.17	Biovail Corporation Deferred Share Unit Plan for Canadian Directors(17)
4.18	Biovail Corporation Deferred Share Unit Plan for US Directors, as amended and restated
4.19	Biovail Laboratories International SRL Deferred Share Unit Plan(18)
4.20	Biovail Amercias Corp. Executive Deferred Compensation Plan, as amended and restated
4.21	Biovail Corporation Short-Term Incentive Plan
8.1	Subsidiaries of Biovail Corporation (see Item 4.C, "Information on the Company — Organizational Structure")
11.1	Code of Professional Conduct
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of the Chief Executive Officer of Biovail Corporation to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Senior Vice President and Chief Financial Officer of Biovail Corporation pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young LLP
15.2	Audit Committee Charter
99.1	Schedule II — Valuation and qualifying accounts

(1)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

(2)
Incorporated by reference to Exhibit 99.2 on Registrant's report on Form 6-K dated July 7, 2005 filed with the SEC on July 7, 2005, file #001-14956.

(3)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(4)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated May 8, 2008, filed with the SEC on May 8, 2008, file #001-14956.

(5)
Incorporated by reference to Exhibit 99.2 on Registrant's report on Form 6-K dated May 8, 2008, filed with the SEC on May 8, 2008, file #001-14956.

(6)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated April 22, 2008, filed with the SEC on April 22, 2008, file #001-14956.

(7)
Incorporated by reference to Exhibit 99.1 on Registrant's report on Form 6-K dated September 16, 2008, filed with the SEC on September 16, 2008, file #001-14956.

(8)
Incorporated by reference to Exhibit 99.5 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(9)
Incorporated by reference to Exhibit 99.6 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(10)
Incorporated by reference to Exhibit 99.2 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(11)
Incorporated by reference to Exhibit 99.1 on Registrant's report on From 6-K dated May 16, 2008, filed with the SEC on May 16, 2008, file #001-14956.

(12)
Incorporated by reference to Exhibit 99.2 on Registrant's report on From 6-K dated May 16, 2008, filed with the SEC on May 16, 2008, file #001-14956.

(13)
Incorporated by reference to Exhibit 99.3 on Registrant's report on From 6-K dated May 16, 2008, filed with the SEC on May 16, 2008, file #001-14956.

(14)
Incorporated by reference to Exhibit 99.7 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(15)
Incorporated by reference to Exhibit 99.8 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(16)
Incorporated by reference to Exhibit 99.9 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(17)
Incorporated by reference to Exhibit 99.10 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

(18)
Incorporated by reference to Exhibit 99.12 on Registrant's report on Form 6-K dated March 17, 2008, filed with the SEC on March 17, 2008, file #001-14956.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIOVAIL CORPORATION
Date: February 27, 2009
	By:	/s/ MARGARET MULLIGAN Margaret Mulligan Senior Vice President and Chief Financial Officer

 REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS
AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information included throughout this Annual Report is prepared on a basis consistent with that of the accompanying consolidated financial statements.

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

Internal Control Over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with U.S. GAAP and other financial information.

        Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2008.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, as stated in their report on page F-4 herein.

/s/ WILLIAM WELLS	/s/ MARGARET MULLIGAN
William Wells Chief Executive Officer	Margaret Mulligan Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule II listed in the Exhibit Index as Exhibit 99.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biovail Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in note 2 to the consolidated financial statements, effective January 1, 2006, Biovail Corporation changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment"; effective January 1, 2007, Biovail Corporation adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"; and, effective January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biovail Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.

Toronto, Canada February 25, 2009	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited Biovail Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" criteria). Biovail Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, Biovail Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 25, 2009, expressed an unqualified opinion thereon.

Toronto, Canada February 25, 2009	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles

(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$317,547	$433,641
Short-term investment	278	—
Marketable securities	719	3,895
Accounts receivable	90,051	111,114
Insurance recoveries receivable	812	62,942
Inventories	59,561	80,745
Assets held for sale	6,814	—
Prepaid expenses and other current assets	14,582	14,680

	490,364	707,017

Marketable securities	21,916	24,417
Long-term investments	102	24,834
Property, plant and equipment, net	148,269	238,457
Intangible assets, net	720,372	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	116,800	20,700
Other long-term assets, net	25,448	35,882

	$1,623,565	$1,782,115

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$41,070	$50,415
Dividends payable	59,331	—
Accrued liabilities	85,169	74,363
Accrued legal settlements	32,565	148,000
Accrued contract costs	—	45,065
Income taxes payable	8,596	647
Deferred revenue	40,435	49,088

	267,166	367,578

Deferred revenue	84,953	55,653
Income taxes payable	63,700	54,100
Other long-term liabilities	6,147	6,965

	421,966	484,296

Shareholders' equity
Common shares, no par value, unlimited shares authorized, 158,216,132 and 161,023,729 issued and outstanding at December 31, 2008 and 2007, respectively	1,463,873	1,489,807
Additional paid-in capital	31,966	23,925
Deficit	(319,909)	(278,495)
Accumulated other comprehensive income	25,669	62,582

	1,201,599	1,297,819

	$1,623,565	$1,782,115

Commitments and contingencies (notes 28 and 29)

On behalf of the Board:

/s/ WILLIAM WELLS William Wells	/s/ MICHAEL VAN EVERY Michael Van Every
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2008	2007	2006
REVENUE
Product sales	$714,548	$801,046	$1,021,278
Research and development	24,356	23,828	21,593
Royalty and other	18,274	17,944	24,851

	757,178	842,818	1,067,722

EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	197,167	223,680	211,152
Research and development	92,844	118,117	95,479
Selling, general and administrative	188,922	161,001	238,441
Amortization of intangible assets	51,369	48,049	56,457
Restructuring costs	70,202	668	15,126
Legal settlements, net of insurance recoveries	32,565	95,114	14,400
Intangible asset impairments, net of gain on disposal	—	9,910	143,000
Contract costs (recovery)	—	(1,735)	54,800

	633,069	654,804	828,855

Operating income	124,109	188,014	238,867
Interest income	9,400	24,563	29,199
Interest expense	(1,018)	(9,745)	(35,203)
Foreign exchange gain (loss)	(1,057)	5,491	(2,360)
Equity loss	(1,195)	(2,528)	(529)
Loss on impairment of investments	(9,869)	(8,949)	—
Gain on disposal of investments	6,534	24,356	—
Loss on early extinguishment of debt	—	(12,463)	—

Income from continuing operations before income taxes	126,904	208,739	229,974
Provision for (recovery of) income taxes	(73,000)	13,200	14,500

Income from continuing operations	199,904	195,539	215,474
Loss from discontinued operation	—	—	(3,848)

Net income	$199,904	$195,539	$211,626

Basic and diluted earnings (loss) per share
Income from continuing operations	$1.25	$1.22	$1.35
Loss from discontinued operation	—	—	(0.03)

Net income	$1.25	$1.22	$1.32

Weighted-average number of common shares outstanding (000s)
Basic	159,730	160,839	160,060
Diluted	159,730	160,875	160,078

Cash dividends declared per share	$1.50	$1.50	$1.00

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common Shares
	Shares (000s)	Amount	Additional Paid-In Capital	Deficit	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2006	159,588	$1,461,077	$377	$(284,075)	$50,985	$1,228,364
Common shares issued under equity compensation plans	844	15,659	(219)	—	—	15,440
Common shares issued under Employee Stock Purchase Plan	12	194	—	—	—	194
Stock-based compensation	—	—	14,794	—	—	14,794
Cash dividends declared ($1.00 per share)	—	—	—	(160,284)	—	(160,284)

	160,444	1,476,930	14,952	(444,359)	50,985	1,098,508

Comprehensive income:
Net income	—	—	—	211,626	—	211,626
Other comprehensive loss	—	—	—	—	(7,877)	(7,877)

Total comprehensive income						203,749

Balance, December 31, 2006	160,444	1,476,930	14,952	(232,733)	43,108	1,302,257

Common shares issued under equity compensation plans	580	12,877	(1,660)	—	—	11,217
Stock-based compensation	—	—	10,633	—	—	10,633
Cash dividends declared ($1.50 per share)	—	—	—	(241,301)	—	(241,301)

	161,024	1,489,807	23,925	(474,034)	43,108	1,082,806

Comprehensive income:
Net income	—	—	—	195,539	—	195,539
Other comprehensive income	—	—	—	—	19,474	19,474

Total comprehensive income						215,013

Balance, December 31, 2007	161,024	1,489,807	23,925	(278,495)	62,582	1,297,819

Repurchase of common shares	(2,818)	(26,077)	—	(3,765)	—	(29,842)
Common shares issued under equity compensation plans	10	143	(143)	—	—	—
Stock-based compensation	—	—	7,906	—	—	7,906
Cash dividends declared and dividend equivalents ($1.50 per share)	—	—	278	(239,896)	—	(239,618)
Cumulative effect of adoption of SFAS 159	—	—	—	2,343	—	2,343

	158,216	1,463,873	31,966	(519,813)	62,582	1,038,608

Comprehensive income:
Net income	—	—	—	199,904	—	199,904
Other comprehensive loss	—	—	—	—	(36,913)	(36,913)

Total comprehensive income						162,991

Balance, December 31, 2008	158,216	$1,463,873	$31,966	$(319,909)	$25,669	$1,201,599

The accompanying notes are an integral part of the consolidated financial statements

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$199,904	$195,539	$211,626
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	102,905	94,985	92,150
Amortization and write-down of deferred financing costs	520	4,821	2,300
Amortization and write-down of discounts on long-term obligations	—	962	1,291
Deferred income taxes	(90,000)	—	—
Payment of accrued legal settlements, net of insurance recoveries	(93,048)	(16,462)	—
Additions to accrued legal settlements, net of insurance recoveries	32,565	95,114	14,400
Accrued contract costs	(45,065)	(8,000)	54,800
Stock-based compensation	7,906	10,633	14,794
Gain on disposal of investments and intangible assets	(6,534)	(24,356)	(4,000)
Impairment charges	69,056	21,468	151,140
Equity loss	1,195	2,528	529
Premium paid on early extinguishment of debt	—	7,854	—
Contract recoveries	—	(1,735)	—
Loss from discontinued operation	—	—	3,848
Other	(389)	5,578	2,083
Changes in operating assets and liabilities:
Accounts receivable	20,441	18,052	4,688
Insurance recoveries receivable	7,178	(7,994)	—
Inventories	20,577	3,023	10,906
Prepaid expenses and other current assets	318	376	(311)
Accounts payable	(6,135)	3,273	(12,999)
Accrued liabilities	3,584	(26,496)	13,694
Income taxes payable	8,700	(7,514)	3,897
Deferred revenue	(29,353)	(30,796)	(42,319)

Net cash provided by continuing operating activities	204,325	340,853	522,517

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of business, net of cash acquired	(101,920)	—	—
Transfer from restricted cash	83,048	—	—
Transfer to restricted cash	(83,048)	—	—
Proceeds from the sale of short-term investments	79,735	—	—
Additions to short-term investments	(79,725)	—	—
Proceeds on disposal of long-term investments, net of costs	25,206	52,669	—
Additions to property, plant and equipment, net	(21,999)	(35,086)	(44,802)
Additions to restricted assets	(7,288)	—	—
Additions to marketable securities	(6,290)	(34,534)	(3,196)
Proceeds from sale and maturity of marketable securities	4,450	3,282	4,854
Additions to long-term investments	—	(1,376)	(1,303)
Proceeds on disposal of intangible assets	—	—	4,000

Net cash used in continuing investing activities	(107,831)	(15,045)	(40,447)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(180,287)	(321,523)	(80,062)
Repurchase of common shares	(29,842)	—	—
Repayment of deferred compensation obligation, net	(182)	(338)	(175)
Redemption of Senior Subordinated Notes	—	(406,756)	(1,098)
Repayments of other long-term obligations	—	(11,250)	(25,280)
Issuance of common shares	—	11,217	15,634
Financing costs paid	—	—	(1,275)

Net cash used in continuing financing activities	(210,311)	(728,650)	(92,256)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	—	(558)

Net cash used in discontinued operation	—	—	(558)

Effect of exchange rate changes on cash and cash equivalents	(2,277)	1,943	(5)

Net increase (decrease) in cash and cash equivalents	(116,094)	(400,899)	389,251
Cash and cash equivalents, beginning of year	433,641	834,540	445,289

Cash and cash equivalents, end of year	$317,547	$433,641	$834,540

NON-CASH INVESTING AND FINANCING ACTIVITIES
Proceeds receivable from sale of long-term investment	169	—	—
Cash dividends declared but unpaid	(59,331)	—	(80,222)

The accompanying notes are an integral part of the consolidated financial statements

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     DESCRIPTION OF BUSINESS

  Biovail Corporation ("Biovail" or the "Company") was established on March 29, 1994, and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

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

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provisions for product returns, recalls, rebates and chargebacks; useful lives of long-lived assets; expected future cash flows used in evaluating long-lived assets for impairment; reporting unit fair value in testing goodwill for impairment; provisions for loss contingencies; provisions for income taxes and realizability of deferred tax assets; and the allocation of the purchase price of acquired assets and businesses. Under certain product manufacturing and supply agreements, management relies on estimates for future returns, rebates and chargebacks made by the Company's third-party strategic marketing partners. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial statements could be materially impacted.

  Fair Value of Financial Instruments

  The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods. The fair values of marketable securities, short- and long-term investments, long-term obligations, and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

  Cash and Cash Equivalents

  Cash and cash equivalents include certificates of deposit, treasury bills, and investment-grade commercial paper with maturities of three months or less when purchased.

  Marketable Securities

  Marketable securities are classified as being available-for-sale. These securities are reported at fair value with all unrealized gains and temporary unrealized losses recognized in other comprehensive income. Unrealized losses on these securities that are considered to be other-than-temporary are recognized in net income. Realized gains and losses on the sale of these securities are recognized in net income. The cost of securities sold is calculated using the specific identification method, if determinable, otherwise the average cost method is applied. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

  Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The Company invests its excess cash in high-quality, liquid money market instruments with varying maturities, but typically less than three months. The Company maintains its cash and cash equivalents with major financial institutions. The Company has not experienced any significant losses on its cash or cash equivalents.

  The Company's marketable securities portfolio includes investment-grade corporate, government or government-sponsored enterprise fixed income securities with a maximum term to maturity of three years. No single issuer comprises more than 20% of the portfolio.

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

  A significant portion of the Company's product sales is made to its third-party strategic marketing partners, as well as major drug wholesalers in the U.S. and Canada. The Company's five largest customers accounted for 67% and 69% of trade receivables at December 31, 2008 and 2007, respectively. The Company performs periodic credit evaluations of customers and generally does not require collateral. An allowance for doubtful accounts is maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience, and changes in customer payment patterns. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected. The Company has not experienced any significant losses from uncollectible accounts in the three-year period ended December 31, 2008.

  Insurance Recoveries Receivable

  A claim for insurance recovery is recognized when the claim becomes probable of realization.

  Inventories

  Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour, and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, and estimated time required to sell, such inventories. Obsolete inventory is written off against the allowance. Rejected product is written off directly to cost of goods sold.

  Long-Term Investments

  Non-marketable investments are accounted for using the cost method. Declines in the fair value of these investments below their cost bases that are considered to be other-than-temporary are recognized in net income. The Company did not have any cost method investments at December 31, 2008.

  The Company accounts for its investment in Western Life Sciences ("WLS") using the equity method. WLS is a venture fund that invests in early-stage biotechnology companies. Prior to March 31, 2008, the Company recognized its share of the losses of WLS in net income. As of March 31, 2008, the Company's share of the cumulative net losses of WLS exceeded the carrying value of its investment. As the Company is not committed to make further capital contributions to WLS, the Company discontinued applying the equity method and its investment in WLS was reduced to zero.

  The Company evaluates long-term investments for other-than-temporary declines in fair value whenever there are indicators of impairment. Indicators of impairment include: a sustained decline in the quoted market price of a marketable investment; a significant deterioration in the earnings performance, credit rating, or business prospects of the investee; and a significant adverse change in the regulatory, economic, or technological environment of the investee. Factors that the Company considers in determining whether a decline is other-than-temporary include: the financial condition and near-term prospects of the investee; the duration and extent to which the fair value of an investment is below its cost basis; and the Company's ability and intent to hold the investment until a recovery in fair value occurs (which may be maturity for a debt security).

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  Intangible Assets

  Intangible assets are reported at cost, less accumulated amortization. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at estimated fair value. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	7-20 years
Technology	15 years

  The Company does not have any indefinite-lived intangible assets.

  Impairment of Long-Lived Assets

  The Company tests long-lived assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Indicators of potential impairment include: an adverse change in legal factors or in the business climate that could affect the value of an asset; an adverse change in the extent or manner in which an asset is used or is expected to be used, or in its physical condition; and current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. If indicators of impairment are present, a long-lived asset is tested for recoverability by comparing the carrying value of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset. If those expected cash flows are less than the carrying value of a long-lived asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

  The Company recognizes a long-lived asset that is held for sale at the lower of its carrying value and its estimated fair value less cost to sell.

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Company currently has one operating segment and one reporting unit, which is the consolidated company. The Company uses its market capitalization as the measurement basis for the estimated fair value of its reporting unit. Accordingly, the Company tests goodwill for impairment by comparing its market capitalization to the carrying value of its consolidated net assets. On that basis, there was no indication of goodwill impairment at December 31, 2008 or 2007.

  Deferred Financing Costs

  Deferred financing costs are reported at cost, less accumulated amortization, and are recorded in other long-term assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Derivative Financial Instruments

  From time to time, the Company utilizes derivative financial instruments to manage its exposure to market risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. The Company did not hold any derivative financial instruments at December 31, 2008 or 2007.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Deferred Leasehold Inducements

  Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease. Deferred leasehold inducements are included in other long-term liabilities.

  Foreign Currency Translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts, and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income in shareholders' equity.

  The functional currency of the Company's Irish subsidiary group is the U.S. dollar. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollars using historical exchange rates. Remeasurement gains and losses are recognized in net income. During 2008, the Company substantially liquidated its Irish subsidiary group, which included the closure of its research and development facility in Dublin, Ireland (as described in note 4).

  Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income.

  Revenue Recognition

  Effective January 1, 2000, the Company adopted the provisions of the U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB No. 104, "Revenue Recognition". Total revenue in 2008 included $2,200,000 of amortization of revenue deferred upon the adoption of SAB 101, compared with $3,400,000 in each of 2007 and 2006.

  Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements, which may include research and development, manufacturing, and/or marketing deliverables. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has standalone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

  Product Sales

  Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are recorded in deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated discounts, allowances, returns, rebates, and chargebacks. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company's products and inventory levels of the Company's products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

  The Company is party to manufacturing and supply agreements with a number of third-party strategic marketing partners in the U.S. Under the terms of those agreements, the Company's supply prices for its products are determined after taking into consideration estimates for future returns, rebates, and chargebacks provided to the Company by each partner. The Company makes adjustments as needed to state these estimates on a basis consistent with this policy, and the Company's methodology for estimating returns, rebates, and chargebacks related to its own direct product sales.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  Other

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined on a fee per call basis or based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company did not earn any co-promotion revenue in 2008, compared with $202,000 and $4,311,000 in 2007 and 2006, respectively.

  Licensing revenue is deferred and recognized on a straight-line basis over the licensing period.

  Shipping and Handling Costs

  The Company generally does not charge customers for shipping and handling costs. These costs are included in cost of goods sold.

  Research and Development Expenses

  Costs related to internal research and development programs are expensed as goods are delivered or services are performed. Under certain research and development agreements with third parties, the Company may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Before a product receives regulatory approval, milestone payments made to third parties are expensed when the milestone is achieved. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

  Costs associated with providing contract research services to third parties are included in research and development expenses. These costs amounted to $23,033,000, $17,507,000 and $17,684,000 in 2008, 2007 and 2006, respectively.

  Acquired Research and Development Expense

  The fair value of an in-process research and development project acquired through an asset acquisition or business combination is expensed as acquired research and development if the underlying product has not reached technological feasibility at the date of acquisition and has no alternative future use. The fair value of in-process research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to each project includes the costs to develop the project into a commercially viable product, and the projected revenues to be earned upon commercialization of the product when complete. The discount rate used to calculate the present value of the estimated future net cash flows related to each project is determined based on the relative risk of achieving the project's net cash flows. The discount rate reflects the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, expected market competition, and the estimated useful life of the product. The Company did not acquire any in-process research and development projects in 2008, 2007 or 2006.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Legal Costs

  Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and included in selling, general and administrative expenses. Legal costs expensed are reported net of expected insurance recoveries.

  Advertising Costs

  Advertising costs comprise product samples, print media, and promotional materials. Advertising costs related to new product launches are expensed on the first use of the advertisement. The Company did not have any deferred advertising costs at December 31, 2008 or 2007.

  Advertising costs expensed in 2008, 2007 and 2006 were $7,757,000, $3,773,000 and $19,828,000, respectively. These costs are included in selling, general and administrative expenses.

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

  The Company recognizes all share-based payments to employees, including grants of employee stock options and restricted share units ("RSUs"), at estimated fair value. The Company amortizes the fair values of stock option or RSU grants on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Stock option and RSU forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The fair value of Deferred Share Units ("DSUs") granted to directors is recognized as compensation expense at the grant date, and a DSU liability is recorded on the consolidated balance sheet. The fair value of the DSU liability is remeasured at each reporting date, with a corresponding adjustment to compensation expense in the reporting period.

  Stock-based compensation is recorded in cost of goods sold, research and development expenses, and selling, general and administrative expenses, as appropriate.

  Interest Expense

  Interest expense includes standby fees and the amortization of deferred financing costs. Interest costs are expensed as incurred, except to the extent such interest is related to construction in progress, in which case interest is capitalized. The Company did not capitalize any interest costs in 2008 or 2007, compared with $866,000 in 2006. Interest paid in 2008, 2007 and 2006 amounted to $459,000, $16,098,000 and $31,490,000, respectively.

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

  On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 25.

  Earnings Per Share

  Basic earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares, including stock options and RSUs. The dilutive effect of stock options and RSUs is determined using the treasury stock method.

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

  Adoption of New Accounting Standards

  Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, the Company uses various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

  •
  Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  •
  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

  •
  Level 3 — Unobservable inputs for the asset or liability.

  To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

  The adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on the Company's consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  In October 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which clarifies the application of SFAS 157 in a market that is not active. FSP 157-3 was effective for the Company at September 30, 2008. The Company incorporated the additional guidance provided by FSP 157-3 in the measurement of fair value of the auction rate securities disclosed in note 6. The effect of the adoption of FSP 157-3 on the Company's consolidated financial statements was not material.

  Effective January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. The Company elected the fair value option for available-for-sale securities owned by WLS, its equity method investee, in order to conform to the classification of those investments as trading securities by WLS. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2,343,000 from accumulated other comprehensive income to opening deficit. The Company did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

  Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF 07-3 did not have any impact on the Company's consolidated financial statements.

  In June 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements presented in conformity with U.S. GAAP. SFAS 162 became effective November 15, 2008. The adoption of SFAS 162 did not have any impact on the Company's consolidated financial statements.

  Recently Issued Accounting Standards, Not Adopted as of December 31, 2008

  In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective on a prospective basis for intangible assets acquired in fiscal years beginning after December 15, 2008. Accordingly, the Company is required to adopt EITF 08-7 for transactions occurring on or after January 1, 2009.

  In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" and also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to apply the guidance of FSP 142-3 for determining useful life to intangible assets acquired on or after January 1, 2009 and the disclosure requirements of FSP 142-3 to intangible assets recognized as of or after January 1, 2009.

  In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, the Company is required to adopt the disclosure requirements of this standard beginning January 1, 2009.

  In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, the Company is required to adopt SFAS 157 for nonfinancial assets and liabilities beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on its consolidated financial statements.

  In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, the Company is required to adopt EITF 07-1 beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of EITF 07-1 will have on its consolidated financial statements.

  In December 2007, the FASB issued SFAS 141R and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As the Company currently has no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not currently expected to have a material effect on its consolidated financial statements.

3.     BUSINESS ACQUISITION AND LICENSING AGREEMENT

  Acquisition of Prestwick Pharmaceuticals, Inc.

  On September 16, 2008, the Company acquired 100% of Prestwick Pharmaceuticals, Inc. ("Prestwick"). The acquisition of Prestwick was accounted for as a business combination under the purchase method of accounting. Accordingly, the results of Prestwick's operations have been included in the Company's consolidated financial statements since September 16, 2008. Prestwick is a U.S.-based pharmaceutical company that holds the U.S. and Canadian licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada). Prestwick acquired those licensing rights from Cambridge Laboratories (Ireland) Ltd. ("Cambridge"), the worldwide license holder of tetrabenazine. On August 15, 2008, a New Drug Application ("NDA") for Xenazine® received U.S. Food and Drug Administration ("FDA") approval for the treatment of chorea associated with Huntington's disease and was granted Orphan Drug designation by the FDA, which provides the product with seven years of market exclusivity in the U.S. from the date of FDA approval. Nitoman® has been available in Canada since 1996, where it is approved for the treatment of hyperkinetic movement disorders including Huntington's chorea. The acquisition of Prestwick is aligned with the Company's new strategic focus on products targeting niche specialty central nervous system ("CNS") disorders.

  Prior to the Company's acquisition of Prestwick, Prestwick entered into a supply and distribution agreement with Ovation Pharmaceuticals, Inc. ("Ovation") for Xenazine® in the U.S. Ovation paid Prestwick $50,000,000 for the exclusive rights to market and distribute Xenazine® for an initial term of 15 years. Following its acquisition of Prestwick, the Company will supply Xenazine® product to Ovation for a variable percentage of Ovation's annual net sales of the product. For annual net sales up to $125,000,000, the Company's supply price will be 72% of net sales. Beyond $125,000,000, the Company's supply price will be 65% of net sales. At both tiers, the Company will acquire Xenazine® product from Cambridge at a supply price of 50% of Ovation's net sales.

  The total purchase price, including acquisition costs of $3,442,000, less cash acquired of $1,067,000, was $101,920,000. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets (excluding cash acquired)	$2,166
Intangible assets	157,862
Current liabilities (excluding deferred revenue)	(8,108)
Deferred revenue:
Current	(3,000)
Long-term	(47,000)

Net assets acquired	$101,920

  Intangible Assets

  The identifiable intangible assets are associated with the acquired Xenazine® and Nitoman® product rights, and have an estimated useful life of 10 years.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

3.     BUSINESS ACQUISITIONS AND LICENSING AGREEMENTS (Continued)

  Severance Benefits

  The current liabilities assumed at the date of acquisition included $3,477,000 related to severance benefits payable to 12 employees of Prestwick who were terminated as a result of the acquisition. The affected employees were notified and the related benefits paid out prior to the end of 2008.

  Deferred Revenue

  The deferred revenue liability recognized at the date of acquisition represents a performance obligation assumed by the Company to supply Xenazine® to Ovation over the 15-year term of the supply and distribution agreement.

  Research and Development

  At the date of acquisition, Prestwick had a number of other CNS products in early-stage development, including Lisuride Sub Q (advanced Parkinson's disease), Lisuride Patch (Parkinson's disease), and D-Serine (schizophrenia). The Company does not currently intend to pursue the development of those products based on its assessment of their technical feasibility and/or commercial viability. In addition, Prestwick obtained options from Cambridge to participate in the development of future tetrabenazine products. As of the date of acquisition, Prestwick had not undertaken any development efforts related to those tetrabenazine products. As a result, no amount was allocated to any of these products in the purchase price allocation.

  Pro Forma Information (Unaudited)

  The following table presents unaudited pro forma results of operations as if the acquisition of Prestwick had occurred as of January 1, 2007, and includes amortization of the identifiable intangible assets and excludes Prestwick stock-based compensation expense. Prestwick's results of operations for the years presented reflect the cost of research and development activities conducted for purposes of obtaining FDA approval for Xenazine®. This pro forma information is not necessarily indicative of the Company's results of operations had Prestwick been acquired as of January 1, 2007, nor necessarily indicative of the future results of operations of the Company.

	2008	2007
Revenue	$761,134	$848,017
Net income	175,050	154,884
Basic and diluted earnings per share	$1.10	$0.96

  Aplenzin™

  On April 23, 2008, the FDA approved the Company's NDA for Aplenzin™ for the treatment of major depressive disorder. Aplenzin™ is a once-daily formulation of bupropion hydrobromide and has been approved in 174mg, 348mg, and 522mg extended-release tablets. In December 2008, the Company entered into a supply agreement with sanofi-aventis U.S. LLC ("sanofi-aventis") for the marketing and distribution of Aplenzin™ in the U.S. and Puerto Rico. The Company will manufacture and supply Aplenzin™ to sanofi-aventis at contractually determined supply prices ranging from 25% to 35% of sanofi-aventis's net selling price, depending on the level of net sales of Aplenzin™ in each calendar year.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

4.     RESTRUCTURING

  Current Year's Restructuring Activities

  The following table summarizes the major components of the restructuring costs recognized in 2008:

	Asset Impairments		Employee Termination Benefits
					Contract Termination And Other Costs
	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	$—	$—	$—	$—	$—	$—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	$—	$—	$3,309	$—	$3,346	$6,655

  Manufacturing Operations

  On May 8, 2008, the Company announced its intention to close its two Puerto Rico manufacturing facilities and transfer certain manufacturing and packaging processes to its Steinbach, Manitoba facility, over a period of 18 to 24 months (the "shutdown period"). The closure of these facilities is intended to reduce the Company's cost infrastructure and improve the capacity utilization of its manufacturing operations.

  The Company conducted an impairment review of the property, plant and equipment located in Puerto Rico to determine if the carrying value of these assets was recoverable based on the expected cash flows from their remaining use during the shutdown period and their eventual disposition. That review indicated that the cash flows were not sufficient to recover the carrying value of the property, plant and equipment, and, as a result, an impairment charge of $42,602,000 was recorded to write down the carrying value of these assets to their estimated fair value. Fair value was determined based on market values for comparable assets. The Company anticipates that these facilities will be fully closed in 2010 and has initiated a program to locate potential buyers.

  The Company also expects to incur employee termination costs of approximately $9,400,000 for severance and related benefits payable to the approximately 245 employees who will be terminated as a result of the planned closure of the Puerto Rico facilities. These employees will be required to provide service during the shutdown period in order to be eligible for termination benefits. Accordingly, the Company is recognizing the cost of those termination benefits ratably over the required future service period, including $3,309,000 recognized in 2008.

  Pharmaceutical Sciences Operations

  As part of plans to rationalize its pharmaceutical sciences operations, the Company has closed its research and development facility in Dublin, Ireland. As a result, the Company recorded an impairment charge of $9,242,000 to write down the carrying value of the building and equipment located in Ireland to their estimated fair value. Fair value was determined based on market values for comparable assets. The Company expects a sale of this facility to be completed by 2010, subject to market conditions. Accordingly, the Ireland facility has been reclassified as assets held for sale on the consolidated balance sheet at December 31, 2008.

  In August 2008, the Company concluded a 30-day consultation process with an employee representative group to discuss matters associated with the closure of the Ireland facility, including support for the approximately 50 employees who were affected by this closure. Based on the outcome of that consultation process, the Company recognized costs related to employee terminations of $2,724,000 in 2008. Those terminations and related severance payouts were completed in 2008.

  In December 2008, the Company identified certain of its proprietary drug-delivery technologies that are not expected to be utilized in the development of specialty CNS products consistent with the Company's new strategic focus. As a result, the Company recorded an impairment charge of $7,460,000 to write off the carrying value of the related technology intangible assets.

  Contract Termination Costs

  In connection with a restructuring of its U.S. commercial operations in May 2005, the Company vacated a portion of its Bridgewater, New Jersey facility. The Company recognized a restructuring charge at that time for a gross operating lease obligation related to the

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

4.     RESTRUCTURING (Continued)

  vacant space, offset by estimated sublease rentals that could be reasonably obtained. The Company's evaluation of general economic and commercial real estate market conditions indicated that an additional charge of $4,215,000 was required in 2008 to reflect lower estimated future sublease rentals, based on the expected time required to locate and contract a suitable sublease and the expected market rates for such a sublease.

  Prior Years' Restructuring Activities

  The following table summarizes the major components of restructuring costs recognized in 2007 and 2006:

	Employee Termination Benefits	Asset Impairments	Contract Termination Costs	Professional Fees and Other	Total
Balance, January 1, 2006	$—	$—	$1,571	$—	$1,571
Costs incurred and charged to expense	8,722	4,140	2,008	256	15,126
Costs paid or otherwise settled	(355)	(4,140)	(268)	—	(4,763)

Balance, December 31, 2006	8,367	—	3,311	256	11,934
Costs incurred and charged to expense	1,103	—	478	653	2,234
Costs paid or otherwise settled	(9,062)	—	(2,631)	(909)	(12,602)
Adjustments to opening balance	(408)	—	(1,158)	—	(1,566)

Balance, December 31, 2007	$—	$—	$—	$—	$—

  On December 6, 2006, the Company eliminated its remaining U.S. specialty sales force and implemented other measures to reduce the operating and infrastructure costs of its U.S. operations. As a result, the Company reduced its sales force and related support functions by 115 positions, and administrative and other functions by 73 positions. The Company incurred a restructuring charge of $15,126,000 in 2006, which consisted of employee termination benefits, asset impairments, contract termination costs, and professional fees. Certain employees were offered retention bonuses to stay up to an additional six months in support of the transition process. The fair value of those bonuses was recognized over the required retention period. The asset impairment charge partially related to the abandonment of leasehold improvements due to the vacating of a portion of the Company's Bridgewater facility. In addition, the Company decided to abandon large-scale manufacturing at its Chantilly, Virginia facility. As a result, the Company recorded an asset impairment charge related to the disposal or destruction of machinery and equipment that was not deemed useful for smaller scale research and development purposes. Contract termination costs included vehicle lease payments that the Company expected to continue to incur without economic benefit.

  In 2007, the Company incurred a restructuring charge of $2,234,000, which was related to the recognition of employee retention bonuses, as well as additional contract termination and other costs incurred in connection with the December 2006 restructuring activities. The Company recorded an adjustment of $408,000 to employee termination benefits to reverse costs accrued at December 31, 2006, for employees who were ultimately retained by the Company. The Company also recorded an adjustment of $1,158,000 to contract termination costs to reflect higher than anticipated proceeds from the sale of leased vehicles at auction, and a change in the estimated future sublease rentals that could be obtained at that time for the vacated portion of its Bridgewater facility.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

5.     MARKETABLE SECURITIES

  The Company's marketable securities portfolio comprises available-for-sale investment-grade corporate and government bonds, government-sponsored enterprise securities, and auction rate securities. The cost basis and estimated fair value of marketable securities held at December 31 were as follows:

	2008
			Gross Unrealized
	Cost Basis	Fair Value	Gains	Losses
Corporate and government bonds	$6,869	$6,926	$70	$(13)
Government-sponsored enterprise securities	5,159	5,376	217	—
Auction rate securities (as described in note 6)	26,775	10,333	—	(16,442)

	$38,803	$22,635	$287	$(16,455)

	2007
			Gross Unrealized
	Cost Basis	Fair Value	Gains	Losses
Corporate and government bonds	$6,334	$6,364	$35	$(5)
Government-sponsored enterprise securities	3,835	3,948	113	—
Auction rate securities (as described in note 6)	26,825	18,000	—	(8,825)

	$36,994	$28,312	$148	$(8,830)

  The contractual maturities of marketable securities held at December 31, 2008 were as follows:

	Cost Basis	Fair Value
Within one year	$693	$719
One to three years	11,335	11,583
After three years	26,775	10,333

	$38,803	$22,635

  Gross gains and losses realized on the sale of marketable securities were not material in 2008, 2007 or 2006.

  The gross unrealized losses on the Company's investments in corporate and government bonds at December 31, 2008, were caused by increases in market interest rates. Those investments have been in continuous unrealized loss position for less than 12 months. As the Company has the ability and intent to hold these securities until a recovery of fair value occurs, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2008.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

6.     FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial assets recorded at fair value have been categorized based on the fair value hierarchy in accordance with SFAS 157 (as described in note 2). The following fair value hierarchy table presents the components and classification of the Company's financial assets measured at fair value at December 31, 2008:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale debt securities	$203,688	$112,834	$90,854	$—
Available-for-sale equity securities	380	380	—	—
Auction rate securities	10,333	—	—	10,333

Total financial assets	$214,401	$113,214	$90,854	$10,333

Cash and cash equivalents	$191,386	$112,834	$78,552	$—
Short-term investments	278	278	—	—
Marketable securities	22,635	—	12,302	10,333
Long-term investments	102	102	—	—

Total financial assets	$214,401	$113,214	$90,854	$10,333

  Available-for-sale debt securities using Level 1 inputs include U.S. treasury bills and money market funds that are actively traded or have quoted prices. Available-for-sale debt securities using Level 2 inputs include corporate and government bonds and government-sponsored enterprise securities that have quoted prices in markets that are not active. Available-for-sale equity securities include publicly traded securities for which quoted market prices are available.

  The Company did not have any financial liabilities at December 31, 2008, that were subject to fair value measurements under SFAS 157.

  The following table presents a reconciliation of auction rate securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Balance, January 1, 2008	$18,000
Total unrealized losses:
Included in net income(1):
Arising during period	(4,261)
Reclassification from other comprehensive income	(4,352)
Included in other comprehensive income:
Arising during period	(3,356)
Reclassification to net income	4,352
Settlements	(50)

Balance, December 31, 2008	$10,333

Total amount of unrealized losses for the year included in net income related to securities still held at December 31, 2008	$(8,613)

  (1)
  Included in loss on impairment of investments in the consolidated statement of income.

  Auction Rate Securities

  At December 31, 2008 and 2007, the Company had $26,775,000 and $26,825,000, respectively, of principal invested in nine individual auction rate securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages. These securities have long-term maturities for which the interest rates are typically reset each month through a dutch auction. Those auctions historically have provided a liquid market for these

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

6.     FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  securities. With the liquidity issues recently experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders.

  The estimated fair values of the auction rate securities at December 31, 2008 and 2007 were $10,333,000 and $18,000,000, respectively, which reflected write-downs of $16,442,000 and $8,825,000, respectively, to the cost bases at those dates. The Company recorded impairment charges of $8,613,000 in 2008 (including $4,352,000 reclassified from other comprehensive income) and $6,000,000 in 2007, reflecting the portion of the auction rate securities that the Company has concluded has an other-than-temporary decline in estimated fair value due to a shortfall in the underlying collateral value for those securities. In addition, the Company recorded unrealized losses in other comprehensive income of $3,356,000 in 2008 and $2,825,000 in 2007, reflecting adjustments to the portion of the auction rate securities that the Company has concluded has a temporary decline in estimated fair value. The Company does not consider this decline in estimated fair value to be other-than-temporary based on the adequacy of the underlying collateral value for those securities. In addition, it is the Company's intent to hold those securities until a recovery in market value occurs (or until maturity, if necessary), and, based on its existing cash resources, together with cash expected to be generated by operations, the Company does not expect to be required to sell those securities at a loss.

  Due to the lack of Level 1 or Level 2 observable market quotes for the auction rate securities, the Company utilized valuation models based on Level 3 unobservable inputs in order to estimate the fair value of these securities at December 31, 2008 and 2007, including models that consider the expected cash flow streams, and collateral values as reported in the trustee reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in the trust indentures. The key assumptions used in these models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of the auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact the Company's valuation include: changes to the credit ratings of these securities; the underlying assets supporting these securities; the rates of default of the underlying assets; the underlying collateral value; and overall market liquidity.

  As there is uncertainty as to when or if market liquidity will return to normal, the Company has classified the auction rate securities as long-term marketable securities on the consolidated balance sheets at December 31, 2008 and 2007.

  The Company has commenced arbitration proceedings in the State of New York against Credit Suisse Securities (USA) LLC ("Credit Suisse") in respect of these securities, as described in note 28.

7.     ACCOUNTS RECEIVABLE

	2008	2007
Trade	$81,072	$104,813
Less allowance for doubtful accounts	1,179	1,217

	79,893	103,596
Royalties	6,877	5,959
Other	3,281	1,559

	$90,051	$111,114

8.     INSURANCE RECOVERIES RECEIVABLE

	2008	2007
U.S. and Canadian securities class actions	$—	$54,948
Other legal costs	812	7,994

	$812	$62,942

  U.S. and Canadian Securities Class Actions

  On May 9, 2008, in connection with the settlement of U.S. and Canadian securities class actions (as described in note 16), the Company's insurance carriers paid $54,952,000 in escrow to fund the settlement amount. At December 31, 2007, the Company had recorded a receivable of $54,948,000 for the amount it had expected to recover through insurance claims.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

9.     INVENTORIES

	2008	2007
Raw materials	$19,042	$32,577
Work in process	13,563	14,748
Finished goods	26,956	33,420

	$59,561	$80,745

10.   ASSETS HELD FOR SALE

  In addition to its Ireland facility classified as assets held for sale (as described in note 4), the Company has identified certain non-core assets for divestiture, including a parcel of vacant land adjacent to its corporate headquarters, located in Mississauga, Ontario, with a carrying value of approximately $1,000,000. At December 31, 2007, the carrying value of the Ireland facility and the land held for sale of $17,480,000 in the aggregate was included in property, plant and equipment on the consolidated balance sheet.

  The Company has also initiated a program to locate a buyer for its corporate headquarters (including the vacant land described above). Subsequent to any sale transaction, the Company intends to continue occupying the building under a leaseback arrangement with the buyer. At December 31, 2008, the carrying value of this facility, excluding the carrying value of the vacant land, was classified as held and used and included in property, plant and equipment on the consolidated balance sheet.

  The Company expects to complete the sale and leaseback of its corporate headquarters within the next six months, subject to market conditions. Based on a preliminary value estimate for this facility, the Company expects to recognize a loss on disposal of approximately $7,000,000. Although that value estimate was an indicator of impairment at December 31, 2008, the expected loss has not been recognized in the Company's consolidated financial statements. As required by U.S. GAAP, the Company evaluates its corporate-level assets on an entity-wide basis, and only recognizes an impairment loss on these assets if the carrying amount of all the assets and liabilities of the Company exceed the undiscounted cash flows of the Company as a whole. On that basis, the carrying value of the Company's corporate headquarters was determined to be recoverable at December 31, 2008.

11.   LONG-TERM INVESTMENTS

	2008	2007
Depomed, Inc.	$—	$13,829
Financière Verdi	—	8,400
Other	102	2,605

	$102	$24,834

  Depomed, Inc.

  In 2008, the Company realized a gain of $3,073,000 on the sale of 4,234,132 common shares of Depomed, Inc. ("Depomed") for cash proceeds of $13,188,000. The cost basis of the shares sold was determined using the average cost method. The Company intends to dispose the remaining 168,376 common shares of Depomed it held as of December 31, 2008 within the next 12 months, subject to market conditions. Consequently, the Company reclassified the $278,000 estimated fair value of its remaining investment in Depomed as a short-term investment on the consolidated balance sheet at December 31, 2008.

  Financière Verdi

  On June 24, 2008, the Company sold its entire investment in common shares and convertible debt of Financière Verdi ("Verdi") for cash consideration of $12,187,000, resulting in a gain on disposal of $3,461,000.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

12.   PROPERTY, PLANT AND EQUIPMENT

	2008		2007
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$9,528	$—	$13,034	$—
Buildings	103,355	22,266	139,920	30,339
Machinery and equipment	76,002	44,912	123,968	66,988
Other equipment and leasehold improvements	73,182	51,271	83,142	55,402
Construction in progress	4,651	—	31,122	—

	266,718	$118,449	391,186	$152,729

Less accumulated depreciation	118,449		152,729

	$148,269		$238,457

  Depreciation expense amounted to $25,824,000, $27,644,000 and $25,468,000 in 2008, 2007 and 2006, respectively.

13.   INTANGIBLE ASSETS

	2008		2007
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks
Cardizem®	$406,058	$163,650	$406,058	$143,448
Ativan® and Isordil®	107,542	30,114	107,542	24,745
Vasotec® and Vaseretic®	35,908	5,156	35,908	2,864
Wellbutrin® and Zyban®	24,243	7,360	24,243	6,153

	573,751	206,280	573,751	177,210
Product rights
Zovirax®	173,518	63,816	173,518	55,375
Xenazine® and Nitoman®	157,862	4,598	—	—
Cardizem® LA	56,719	29,710	56,719	21,608
Wellbutrin® and Zyban®	45,000	18,000	45,000	15,000
Vasotec® and Vaseretic®	17,984	3,792	17,984	2,107
Ativan® and Isordil®	16,041	5,958	16,041	4,887
Tiazac®	15,000	11,786	15,000	10,714
Glumetza®	6,667	1,730	6,667	961
Other	14,000	10,500	14,000	8,750

	502,791	149,890	344,929	119,402
Technology	—	—	14,800	6,354

	1,076,542	$356,170	933,480	$302,966

Less accumulated amortization	356,170		302,966

	$720,372		$630,514

  Product rights have an estimated weighted-average useful life of approximately 12 years. Total intangible assets have an estimated weighted-average useful life of approximately 15 years.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

13.   INTANGIBLE ASSETS (Continued)

  Impairment

  In December 2008, the Company recorded an impairment charge of $7,460,000 to write off the carrying value of its technology intangible assets (as described in note 4).

  Amortization Expense

  Amortization expense related to intangible assets that contribute to multiple business activities, including research and development, manufacturing and supply, royalty and licensing, and/or sales, marketing and distribution, is included in amortization expense. Amortization expense related to intangible assets that are associated with a single business activity is included in cost of goods sold, or another income statement line item, as appropriate.

  Amortization expense for the years ended December 31 was recorded as follows:

	2008	2007	2006
Royalty and other revenue	$1,072	$1,072	$1,072
Cost of goods sold	8,103	8,103	8,103
Amortization expense	51,369	48,049	56,457

	$60,544	$57,224	$65,632

  Estimated amortization expense for each of the five succeeding years ending December 31 is as follows:

	2009	2010	2011	2012	2013
Amortization expense	$70,741	$70,741	$68,991	$62,518	$59,817

14.   OTHER LONG-TERM ASSETS

	2008	2007
Zovirax®, less accumulated amortization (2008 — $28,971; 2007 — $14,064)	$11,685	$26,592
Restricted assets	7,288	—
Other	6,475	9,290

	$25,448	$35,882

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GlaxoSmithKline plc ("GSK"), including reductions in the supply price for this product. The supply price reductions consisted of an initial price allowance and a supplemental price allowance. In consideration for the supplemental price allowance, the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The present value of those payments was determined to be $40,656,000, which was recorded as a deferred charge. The amortization of the deferred charge commenced once the initial price allowance had been used up in March 2007. Amortization is allocated to the cost of inventory on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price under the supplemental price allowance.

  Restricted Assets

  Under the terms of its reinsurance agreement, the Company provided security in trust in the amount of $7,288,000.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

15.   ACCRUED LIABILITIES

	2008	2007
Product returns	$25,092	$19,362
Employee costs	17,029	16,748
Professional fees	8,804	7,247
Restructuring costs (as described in note 4)	6,655	—
Product rebates, chargebacks and allowances	6,502	8,262
Distribution fees	3,718	4,326
Royalties	2,606	3,850
Other	14,763	14,568

	$85,169	$74,363

16.   ACCRUED LEGAL SETTLEMENTS

	2008	2007
U.S. Attorney's Office (MA) investigation	$24,648	$—
Ontario Securities Commission investigation	5,337	—
U.S. and Canadian securities class actions	—	138,000
SEC investigation	—	10,000
Other	2,580	—

	$32,565	$148,000

  The following matters are described in detail in note 28.

  U.S. Attorney's Office (MA) Investigation

  As of May 16, 2008, the Company accrued an amount of $24,648,000 relating to an agreement in principle to settle the U.S. Attorney's Office ("USAO") for the District of Massachusetts investigation into activities surrounding the 2003 commercial launch of Cardizem® LA. Payment of that amount is pending final Court approval of the settlement agreement.

  Ontario Securities Commission Investigation

  On January 9, 2009, the Ontario Securities Commission ("OSC") approved a settlement agreement in respect of its investigation of the Company related to specific accounting and financial disclosure practices from 2001 to 2004. Pursuant to the terms of the settlement agreement, the Company agreed to pay $5,337,000, including costs, to fully settle this matter.

  U.S. and Canadian Securities Class Actions

  On December 11, 2007, the Company announced that it had entered into an agreement in principle to settle a number of securities class actions in the U.S. Pursuant to the terms of the settlement agreement, the total settlement amount payable was $138,000,000, which includes Court-approved legal fees payable to the plaintiffs' counsel. On May 9, 2008, the Company paid $83,048,000 in escrow to fund the settlement amount and its insurance carriers funded the remaining $54,952,000. The escrow amount was dispersed upon receipt of final Court approval of the settlement agreement on August 8, 2008.

  On April 23, 2008, the Company announced that it had entered into an agreement to settle the class-action shareholder litigation in the claim brought by the Canadian Commercial Workers Industry Pension Plan. Pursuant to the terms of the settlement agreement, the parties agreed that the sole source of compensation for the plaintiffs in this action was the settlement amount previously agreed to in the settlement of the U.S. securities class actions.

  SEC Investigation

  At December 31, 2007, the Company had accrued an amount of $10,000,000, relating to the settlement of an SEC investigation into substantially the same matters as the OSC investigation, which was paid on March 24, 2008, to fully settle this matter.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

17.   ACCRUED CONTRACT COSTS

  At December 31, 2007, the Company had recognized a liability of $45,065,000 for a contractual amount owed to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this liability was reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK prior to the introduction of generic competition to Wellbutrin XL®. In July 2008, the Company settled this liability by means of a cash payment to GSK.

18.   DEFERRED REVENUE

	2008	2007
Cardizem® LA, less accumulated amortization (2008 — $55,250; 2007 — $40,182)	$50,227	$65,295
Xenazine®, less accumulated amortization (2008 — $278; 2007 — nil) (as described in note 3)	49,722	—
Ultram® ER, less accumulated amortization (2008 — $60,000; 2007 — $46,300)	—	13,700
Other	25,439	25,746

	125,388	104,741
Less current portion	40,435	49,088

	$84,953	$55,653

  Cardizem® LA

  In May 2005, the Company received up-front cash consideration of $105,477,000 from Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott Laboratories) in connection with the disposition to Kos of the distribution rights to Cardizem® LA and product rights to Teveten. Commencing in 2005, this consideration is being amortized to product sales on a straight-line basis over seven years.

  Ultram® ER

  In November 2005, the Company received $60,000,000 from Ortho-McNeil, Inc. ("OMI"), now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc., related to the manufacture and supply of Ultram® ER . Commencing in 2006, this prepayment was being amortized to zero through credits against 33% of the total amount of Ultram® ER sold to OMI.

  Other

  Other deferred revenue includes up-front licensing fees, research and development fees, customer prepayments, and adjustments made by the Company to product sales provisions estimated by its third-party strategic marketing partners.

19.   CREDIT FACILITY

  At December 31, 2008 and 2007, the Company had no outstanding borrowings under its $250,000,000 credit facility. This facility has a three-year term to June 2010 with an annual extension option, and contains an accordion feature that allows it to be increased up to $400,000,000.

  Borrowings under this facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, and capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle the entire facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar LIBOR or U.S. base rate advances; or Canadian dollar prime rate or bankers' acceptance advances; or letters of credit. Interest is charged at the rate determined by the lenders in accordance with the terms of this facility, depending on the Company's financial covenant ratios. These rates include a borrowing margin of 1.125% to 1.75% in the case of LIBOR and bankers' acceptance advances, and 0.125% to 0.75% in the case of base rate and prime rate advances.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY

  Share Repurchase Program

  On May 8, 2008, the Company announced that its Board of Directors had approved a share repurchase program of up to 14,000,000 common shares, representing approximately 9% of the Company's then issued and outstanding common shares. On June 2, 2008, the Company commenced a program to purchase initially up to 8,051,186 common shares through the facilities of the New York Stock Exchange ("NYSE"), representing approximately 5% of the Company's issued and outstanding common shares at that date. Following additional filings and approvals, the Company may also purchase additional shares over the Toronto Stock Exchange ("TSX").

  During 2008, a total of 2,818,400 common shares had been repurchased through open-market transactions on the NYSE, at a weighted-average price of $10.46 per share, for total consideration of $29,842,000. The excess of the cost of the common shares repurchased over their assigned value, totaling $3,765,000, was charged to deficit. Unless renewed, the share repurchase program will terminate on June 1, 2009, or upon such earlier time that the Company completes its purchases.

  Under the terms of its credit facility, the Company is not permitted to repurchase common shares in excess of $50,000,000 in the aggregate in any given calendar year without obtaining the lenders' prior consent. The Company has not requested or obtained such consent.

  2007 Equity Compensation Plan

  At the Company's Annual and Special Meeting of Shareholders on May 16, 2007, shareholders voted to approve amendments to the Company's 2006 Stock Option Plan. The amended plan was renamed the "2007 Equity Compensation Plan". Under the 2007 Equity Compensation Plan, stock options and/or RSUs may be granted to eligible employees, officers, and consultants. The Company's non-management directors are not eligible to receive stock options or RSUs.

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

  All stock options granted expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the optionholder is prohibited by Company policy from trading in securities of the Company), the term of the stock option will be automatically extended to 10 business days following the end of the blackout period. The exercise price of any stock option granted, which may be denominated in Canadian or U.S. dollars, will be determined by the Board of Directors, but in any event will not be less than the volume-weighted average trading price of the Company's common shares on the TSX, the NYSE, or other stock exchange where the majority of the trading volume and value of the Company's common shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater). In March 2007, the Board of Directors adopted a policy whereby stock options will vest in equal proportions on the first, second, and third anniversaries of the stock option grant. Prior to this, stock options vested as to 25% on the first, second, third and fourth anniversaries of the stock option grant, or as to 25% on the date of grant and the first, second and third anniversaries of the stock option grant.

  RSUs will vest on the third anniversary date from the date of grant, unless provided otherwise in the applicable unit agreement, subject to the attainment of any applicable performance goals specified by the Board of Directors. Any RSUs that do not vest as a result of a determination that a holder of RSUs has failed to attain the prescribed performance goals will be forfeited immediately upon such determination. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the Company's common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the units in respect of which such additional RSUs are credited. If an RSU vests during a blackout period (as described above), then the vesting date of such RSU will be extended to the first business day following the end of the blackout period. Each vested RSU represents the right of a holder to receive one of the Company's common shares. Unless provided otherwise in the applicable unit agreement, the Company may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the Company's common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Company's common shares on the vesting date on the TSX, the NYSE, or other stock exchange where the majority of the trading volume and value of the Company's common shares occurs.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  Stock-Based Compensation

  The following table summarizes the components and classification of stock-based compensation expense related to stock options and RSUs:

	2008	2007	2006
Stock options	$5,243	$10,591	$14,794
RSUs	2,663	42	—

Stock-based compensation expense	$7,906	$10,633	$14,794

Cost of goods sold	$581	$882	$1,072
Research and development expenses	871	1,608	1,834
Selling, general and administrative expenses	6,454	8,143	11,888

Stock-based compensation expense	$7,906	$10,633	$14,794

  In 2008, stock-based compensation expense included $2,131,000 related to previously unrecognized compensation expense, recognized upon the cancellation in May 2008 of certain stock options and RSUs previously granted to the Company's current Chairman of the Board of Directors, Dr. Douglas Squires, following his ceasing to serve as the Company's Chief Executive Officer ("CEO").

  The Company did not recognize any tax benefits for stock-based compensation expense in 2008, 2007 or 2006.

  Stock Options

  The fair values of all stock options granted were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2008	2007	2006
Expected stock option life (years)(1)	4.0	4.0	4.0
Expected volatility(2)	43.2%	48.9%	52.9%
Risk-free interest rate(3)	3.0%	4.0%	4.2%
Expected dividend yield(4)	14.1%	6.9%	2.2%

  (1)
  Determined based on historical exercise and forfeiture patterns.

  (2)
  Determined based on historical volatility of the Company's common shares over the expected life of the stock option.

  (3)
  Determined based on the rate at the time of grant for Canadian government bonds with a remaining term equal to the expected life of the stock option.

  (4)
  Determined based on the stock option's exercise price and expected annual dividend rate at the time of grant.

  The Black-Scholes option-pricing model used by the Company to calculate stock option values was developed to estimate the fair value of freely tradeable, fully transferable stock options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  The following table summarizes stock option activity during 2008:

	Stock Options (000s)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2008	5,256	$23.02
Granted	1,059	10.71
Expired or forfeited	(2,077)	24.98
Cancelled	(37)	10.83

Outstanding, December 31, 2008	4,201	$19.06	2.6	$—

Vested and exercisable, December 31, 2008	2,844	$20.30	2.1	$—

  The weighted-average fair values of all stock options granted in 2008, 2007 and 2006 were $1.07, $5.41 and $9.38, respectively. No stock options were exercised in 2008. The total intrinsic values of stock options exercised in 2007 and 2006 were $2,474,000 and $5,639,000, respectively. Proceeds received on the exercise of stock options in 2007 and 2006 were $11,217,000 and $15,440,000, respectively.

  The following table summarizes non-vested stock option activity during 2008:

	Stock Options (000s)	Weighted- Average Grant-Date Fair Value
Non-vested, January 1, 2008	1,952	$7.21
Granted	1,059	1.07
Vested	(1,308)	6.52
Forfeited	(309)	4.86
Cancelled	(37)	1.07

Non-vested, December 31, 2008	1,357	$3.79

  At December 31, 2008, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $3,328,000, which will be amortized over the weighted-average remaining requisite service period of approximately 15 months. The total fair value of stock options vested in 2008 was $8,412,000 (2007 — $11,460,000; 2006 — $14,075,000).

  The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Range of Exercise Prices	Outstanding (000s)	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Exercisable (000s)	Weighted- Average Exercise Price
$9.95–$14.84	909	4.3	$10.91	188	$12.90
16.15–24.15	2,294	2.1	19.84	1,892	19.39
24.50–25.78	998	2.2	24.68	764	24.63

	4,201	2.6	$19.06	2,844	$20.30

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  RSUs

  The fair value of each RSU granted is estimated based on the trading price of the Company's common shares on the date of grant, unless the vesting of the RSU is conditional on the attainment of any applicable performance goals specified by the Company's Board of Directors, in which case the Company uses a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved.

  The following table summarizes non-vested RSU activity during 2008:

	RSUs (000s)	Weighted- Average Grant-Date Fair Value
Non-vested, January 1, 2008	125	$20.18
Granted	342	14.70
Reinvested dividend equivalents	34	11.49
Vested	(15)	13.15
Forfeited	(41)	13.14
Cancelled	(89)	19.75

Non-vested, December 31, 2008	356	$15.29

  At December 31, 2008, the total remaining unrecognized compensation expense related to non-vested RSUs amounted to $4,020,000, which will be amortized over the weighted-average remaining requisite service period of approximately 39 months. The total fair value of RSUs vested in 2008 was $198,000 (2007 and 2006 — nil).

  Deferred Share Unit Plans

  In May 2005, the Company's Board of Directors adopted DSU plans for its non-management directors, and the Board of Managers of Biovail Laboratories International SRL ("BLS") adopted a similar plan for its President at that time, Eugene Melnyk. A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents, in the form of additional DSUs, when dividends are paid on the Company's common shares. Non-management directors receive an annual grant of units, and may elect to receive all or part of their annual board and committee retainers in the form of DSUs. Non-management directors may not receive any payment in respect of their DSUs until they cease to be a director of the Company. Mr. Melnyk received grants of DSUs in his capacity as an officer of BLS.

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

  The following table summarizes the Company's DSU activity during 2008:

	DSUs (000s)	Weighted- Average Grant-Date Fair Value
Outstanding, January 1, 2008	244	$20.49
Granted	130	9.97
Reinvested dividend equivalents	14	11.17
Settled for cash	(162)	20.46

Outstanding, December 31, 2008	226	$13.86

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  During 2008, a cash payment of $1,754,000 was made to settle the 128,309 DSUs previously granted to Mr. Melnyk, following his resignation as an officer and director of BLS, and total cash payments of $367,000 were made to settle the 33,422 DSUs previously granted to two directors of the Company, following their resignation from the Board of Directors.

  At December 31, 2008 and 2007, the Company had a liability related to its DSU plans of $2,137,000 and $3,275,000, respectively, based on the trading price of the Company's common shares at those dates.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("ESPP") was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers, or insiders of the Company are not eligible to participate in the ESPP. At the discretion of a committee of the Board of Directors that administers the ESPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the ESPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the closing trading price of the Company's common shares on the date on which the offering period ends.

  Accumulated Other Comprehensive Income

  The components of accumulated other comprehensive income were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Holding Gain (Loss) on Available- For-Sale Investments	Unrealized Holding Loss on Auction Rate Securities	Total
Balance, January 1, 2006	$34,748	$16,237	$—	$50,985
Foreign currency translation adjustment	2,516	—		2,516
Net unrealized holding loss on available for sale securities	—	(10,393)	—	(10,393)

Balance, December 31, 2006	37,264	5,844	—	43,108
Foreign currency translation adjustment	21,352	—		21,352
Net unrealized holding loss on available for sale securities	—	(2,000)	—	(2,000)
Unrealized holding loss on auction rate securities	—	—	(2,825)	(2,825)
Reclassification adjustment to net income	—	2,947	—	2,947

Balance, December 31, 2007	58,616	6,791	(2,825)	62,582
Foreign currency translation adjustment	(32,378)			(32,378)
Net unrealized holding loss on available for sale securities	—	(304)	—	(304)
Unrealized holding loss on auction rate securities	—	—	(3,356)	(3,356)
Reclassification adjustments to net income(1)	828	(3,712)	4,352	1,468
Cumulative effect of adoption of SFAS 159	—	(2,343)	—	(2,343)

Balance, December 31, 2008	$27,066	$432	$(1,829)	$25,669

  (1)
  The foreign currency translation adjustment reclassified to net income is included in foreign exchange gain (loss) in the consolidated statement of income and resulted from the substantially complete liquidation of the assets of the Company's Irish subsidiary group.

21.   INTANGIBLE ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL

  2008

  In December 2008, the Company recorded an impairment charge of $7,460,000 related to the write-off of the carrying value of its technology intangible assets (as described in note 4), which is included in restructuring costs in the consolidated statement of income.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

21.   INTANGIBLE ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL (Continued)

  2007

  In December 2007, the Company discontinued plans to market Zolpidem oral disintegrating tablets ("ODT") for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007. Also in December 2007, OMI notified the Company of its decision to terminate the Ultram® ODT supply agreement based on market considerations. Based on those market conditions, the Company was unable to identify any material future cash flows from the product rights associated with Zolpidem ODT or Ultram® ODT. As a result, the Company recorded an impairment charge of $4,000,000 to write down the aggregate carrying value of those product rights to zero.

  During its annual evaluation of intangible assets for impairment, the Company identified certain other product rights and technology intangible assets that were not recoverable due to the absence of any material future cash flows. The Company determined that the extent to which those assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. As a result, the Company recorded an impairment charge of $5,910,000 to write down the aggregate carrying value of those assets to zero.

  2006

  In September 2006, the Company recorded a $132,000,000 impairment charge relating to its Vasotec® and Vaseretic® trademarks and product rights. The Company acquired Vasotec® and Vaseretic® in May 2002 for $245,355,000. Subsequent to the date of acquisition, the Company had been developing Vasocard™ as a Vasotec® line extension product. In May 2005, the Company sold the distribution rights to Vasocard™ to Kos. In September 2006, Kos informed the Company of its intention to discontinue its involvement with Vasocard™. The Company performed its own assessment and determined that Vasocard™ had limited commercial potential without Kos's continued involvement. Consequently, the Company suspended any further development activities related to Vasocard™. The Company evaluated the recoverability of the Vasotec® and Vaseretic® trademarks and product rights excluding the estimated future cash flows from the Vasocard™ line extension and determined that the carrying value of those assets was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Vasotec® and Vaseretic® trademarks and product rights to reflect their estimated fair value of $53,892,000 based on the future cash flows from the existing Vasotec® and Vaseretic® product lines.

  In September 2006, the Company recorded a $15,000,000 impairment charge relating to its Glumetza® product right. In July 2005, the Company made a $25,000,000 payment to Depomed associated with the receipt of regulatory approval for Glumetza®. Since its launch in the Canadian market in November 2005, the sales performance of Glumetza® (in terms of prescription volumes) had been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza®). In addition, the prices set by the Company for Glumetza® are subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada, since Depomed was granted a Canadian patent pertaining to Glumetza® in October 2006. As a result, the Company revised its sales forecast for Glumetza® to reflect both the underlying prescription trend since the launch of this product and possible future pricing concessions that may be required by the PMPRB. On the basis of this forecast, the Company evaluated the recoverability of the Glumetza® product right and determined that the carrying value of that product right was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Glumetza® product right to reflect its estimated fair value of $6,667,000.

  In July 2006, the Company terminated an April 2003 agreement with Athpharma Limited ("Athpharma"), whereby the Company had acquired four cardiovascular products under development. Athpharma reacquired these products from the Company for cash consideration of $4,000,000, which resulted in a corresponding gain on disposal of intangible assets, as the Company had expensed the original cost of these products at the date of acquisition.

22.   LOSS ON IMPAIRMENT OF INVESTMENTS

  In 2008 and 2007, the Company recognized losses of $9,869,000 and $8,949,000, respectively, on the impairment of investments, which related primarily to the other-than-temporary impairment charges of $8,613,000 and $6,000,000 recorded on its investment in auction rate securities in 2008 and 2007, respectively (as described in note 6).

23.   GAIN ON DISPOSAL OF INVESTMENTS

  In 2008, the Company recognized a gain of $6,534,000 in the aggregate on the sale of its investments in Depomed and Verdi (as described in note 11).

  In December 2007, the Company recorded a gain of $8,640,000 on the liquidation of its investment in Reliant Pharmaceuticals, Inc. ("Reliant") upon Reliant's acquisition by GSK. In April 2007, the Company sold a portion of its investment in common shares of

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

23.   GAIN ON DISPOSAL OF INVESTMENTS (Continued)

  Ethypharm S.A. ("Ethypharm") to Verdi for consideration of $39,406,000 in cash and $5,637,000 in convertible bonds of Verdi, resulting in a gain on disposal of $15,716,000 (net of costs). The Company exchanged the remaining portion of its Ethypharm investment for common shares of Verdi.

24.   LOSS ON EARLY EXTINGUISHMENT OF DEBT

  Effective April 1, 2007, the Company redeemed all of its outstanding 7 7/8% Senior Subordinated Notes ("Notes") for $406,756,000, which included an early redemption premium of $7,854,000. The Company recorded a loss on early extinguishment of debt of $12,463,000, which comprised the premium paid, as well as the net write-off of the unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4,609,000.

25.   INCOME TAXES

  The components of income from continuing operations before provision for (recovery of) income taxes were as follows:

	2008	2007	2006
Domestic	$(86,734)	$(150,622)	$(76,844)
Foreign	213,638	359,361	306,818

	$126,904	$208,739	$229,974

  The components of the provision for (recovery of) income taxes were as follows:

	2008	2007	2006
Current
Domestic	$—	$—	$30
Foreign	17,000	13,200	14,470

	17,000	13,200	14,500

Deferred
Domestic	—	—	—
Foreign	(90,000)	—	—

	(90,000)	—	—

	$(73,000)	$13,200	$14,500

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

25.   INCOME TAXES (Continued)

  The reported provision for (recovery of) income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2008	2007	2006
Income from continuing operations before provision for income taxes	$126,904	$208,739	$229,974
Loss from discontinued operation	—	—	(3,848)

Income before provision for income taxes	126,904	208,739	226,126
Expected Canadian statutory rate	33.3%	36.1%	36.3%

Expected provision for income taxes	42,259	75,354	82,084
Non-deductible amounts:
Amortization	11,800	17,345	22,656
Equity loss	398	913	324
Intangible asset impairments	2,482	3,578	53,390
Non-taxable gain on disposal of investments	(2,174)	(6,276)	—
Write-down of investments	3,089	—	—
Legal settlement costs	10,233	—	—
Canadian dollar foreign exchange gain recognized for Canadian tax purposes	—	28,887	—
Change in valuation allowance related to U.S. operating losses	(90,000)	—	—
Change in valuation allowance from utilization of losses	(13,993)	(52,006)	—
Foreign tax rate differences	(92,581)	(114,908)	(172,127)
Unrecognized income tax benefit of losses	44,380	54,406	18,106
Withholding taxes on foreign income	2,886	2,105	4,943
Other	8,221	3,802	5,124

	$(73,000)	$13,200	$14,500

  Income taxes paid amounted to $6,738,000, $20,424,000 and $10,960,000 in 2008, 2007 and 2006, respectively. Stock option exercises did not impact taxes paid in 2008, 2007 and 2006.

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

25.   INCOME TAXES (Continued)

  The tax effect of major items recorded as deferred tax assets and liabilities is as follows:

	2008	2007
Deferred tax assets
Tax loss carryforwards	$159,210	$154,996
Scientific Research and Experimental Development pool	53,095	49,481
Investment tax credits	35,199	48,825
Provisions	20,565	24,575
Provisions for legal settlements (net of expected
insurance recoveries)	211	27,389
Plant, equipment and technology	24,395	24,233
Deferred revenue	38,825	7,685
Deferred financing and share issue costs	361	379
Other	4,189	3,109

Total deferred tax assets	336,050	340,672
Less valuation allowance	(157,137)	(318,283)

Net deferred tax assets	178,913	22,389

Deferred tax liabilities
Intangible assets	60,693	—
Prepaid expenses	1,314	429
Other	106	1,260

Total deferred tax liabilities	62,113	1,689

Net deferred income taxes	$116,800	$20,700

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2008, the valuation allowance decreased by $161,146,000 due mainly to the recognition of the future benefit of U.S. tax loss carryforwards, the recording of a net deferred tax liability in respect of the Prestwick acquisition, and a reversal of temporary differences in respect of provisions for legal settlements. In 2007, the valuation allowance decreased by $6,822,000, due mainly to enacted tax rate reductions and partial utilization of tax loss carryforwards.

  At December 31, 2008, the Company had accumulated tax losses of approximately $87,900,000 available for federal and provincial purposes in Canada. At December 31, 2007, the Company did not have any accumulated tax losses for Canadian federal and provincial purposes. At December 31, 2008, the Company had approximately $35,199,000 (2007 — $48,900,000) of unclaimed Canadian investment tax credits ("ITCs"), which expire from 2011 to 2028. These losses and ITCs can be used to offset future years' taxable income and federal tax, respectively.

  In addition, at December 31, 2008, the Company had pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $224,000,000 (2007 — $222,000,000) available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  At December 31, 2008, the Company has accumulated tax losses of approximately $349,300,000 (2007 — $382,600,000) for federal and state purposes in the U.S., which expire from 2018 to 2026. These losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

  The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31,400,000 from current income taxes payable to non-current income taxes payable, a $2,200,000 decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2,200,000. Upon the adoption of FIN 48, the Company classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. At December 31, 2008, the total amount of unrecognized tax benefits (including interest and penalties) was $63,700,000 (2007 — $54,100,000), of which $36,900,000 (2007 — $33,400,000) would affect the effective tax rate.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

25.   INCOME TAXES (Continued)

  In the year ended December 31, 2008, the Company recognized a $1,000,000 (2007 — $15,500,000) increase and a $8,600,000 (2007 — $5,000,000) net increase in the amount of unrecognized tax benefits related to tax positions taken in the current and prior years, respectively, which have resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

  The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes. At December 31, 2008, approximately $12,200,000 (2007 — $8,700,000) was accrued for the payment of interest and penalties. In the year ended December 31, 2008, the Company recognized approximately $4,000,000 (2007 — $3,000,000) in interest and penalties.

  The Company and one or more of its subsidiaries file federal income tax returns in Barbados, Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Company and its subsidiaries have open tax years primarily from 1996 to 2008 with significant taxing jurisdictions including Barbados, Canada, and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, and tax treaties, as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

  In 2008, the Canada Revenue Agency ("CRA") continued its audit of the Company's 2003 and 2004 Canadian income tax returns and has recently made a proposal for audit adjustments to the Company. The Company is reviewing the proposal. While the matter has not been settled, the Company has recorded a $3,000,000 decrease in the net deferred tax assets and a corresponding decrease in the valuation allowance against the net deferred tax assets. The CRA also continued an audit of the Company's claims for SR&ED expenditures and related ITCs for the 2005 taxation year. The tax returns filed by subsidiaries of the Company are currently subject to audit by the tax authorities in three U.S. states. It is otherwise not possible for the Company to estimate a range of reasonably possible outcomes, or timing, of any adjustments to the total amount of uncertain tax benefits that may result from these audits.

  The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Balance, January 1, 2008	$54,100
Additions based on tax positions related to the current year	1,000
Additions for tax positions of prior years	13,300
Reductions for tax positions of prior years	(4,700)

Balance, December 31, 2008	$63,700

  The Company does not expect any significant change to the above unrecognized tax benefits during the next 12 months.

26.   DISCONTINUED OPERATION

  On May 2, 2006, the Company completed the sale of its Nutravail division and recorded an inventory write-off of $1,304,000 to cost of goods sold, and an impairment charge of $1,084,000 to write off the carrying value of Nutravail's long-lived assets. For the year ended December 31, 2006, the following revenue and expenses of Nutravail were reclassified from continuing operations to loss from discontinued operation:

Revenue	$1,289
Expenses (including write-off of inventory of $1,304)	4,053

Loss from discontinued operation before asset impairments	(2,764)
Asset impairments	(1,084)

Loss from discontinued operation	$(3,848)

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

27.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	2008	2007	2006
Net income	$199,904	$195,539	$211,626

Basic weighted-average number of common shares outstanding (000s)	159,730	160,839	160,060
Dilutive effect of stock options and RSUs (000s)	—	36	18

Diluted weighted-average number of common shares outstanding (000s)	159,730	160,875	160,078

Basic and diluted earnings per share	$1.25	$1.22	$1.32

  Stock options to purchase approximately 4,540,000, 4,555,000 and 4,999,000 common shares of the Company during 2008, 2007 and 2006, respectively, had exercise prices greater than the average trading price of the Company's common shares. These stock options were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

28.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations, and related private litigation. There are also ordinary course employment-related issues and other types of claims in which the Company routinely becomes involved, but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares to decline.

  From time to time, the Company also initiates actions or file counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the USAO requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  On May 16, 2008, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC), the Company's subsidiary, entered into a written plea agreement with the USAO whereby it agreed to plead guilty to violating the U.S. Anti-Kickback Statute and pay a fine of $22,243,590. A hearing before the U.S. District Court in Boston, where the plea agreement must be approved, is expected to take place on April 2, 2009. On May 16, 2008, Biovail Corporation entered into a non-prosecution agreement with the USAO whereby the USAO agreed to decline prosecution of Biovail Corporation in exchange for Biovail Corporation's continuing cooperation and in exchange for its agreement to finalize a civil settlement agreement and pay a civil penalty of $2,404,286. The civil settlement agreement has not yet been finalized.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to its accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company had improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements, and whether it provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002. On March 3, 2005, the Company received a subpoena from the SEC reflecting the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  On March 24, 2008, the SEC filed a civil complaint against the Company, Eugene Melnyk, the Company's former Chairman and CEO, Brian Crombie, the Company's former Chief Financial Officer ("CFO"), and two former officers, Kenneth Howling and John Miszuk, related to the matters investigated by the SEC. The Company has entered into a Consent Decree with the SEC in which it has not admitted to the civil charges contained in the complaint but have paid $10,000,001 to the SEC to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four individuals. The Company is indemnifying these individuals for their legal costs.

  In the spring of 2007, the Company was contacted by the U.S. Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY conducted interviews of several of the Company's current or former employees and has requested documents related to fiscal years 2002 and 2003. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last few years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. Similar to the SEC, the OSC has advised the Company that it has investigated whether the Company improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and the first quarter of 2004, and related disclosure issues. The OSC also investigated whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002, as well as issues relating to trading in its common shares. These issues include whether the Company's insiders complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in its shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are the Company's former directors) may have had conflicts of interest in relation to the trading of the Company's shares.

  Pursuant to a Notice of Hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act") would be held related to the issues surrounding the trading in the Company's common shares. The respondents in the hearing included former Chairman and CEO Eugene Melnyk and a former director of the Company, among others. The Company was not a party to this proceeding. The proceeding as against Eugene Melnyk has been settled. In a decision released June 20, 2008, a panel of the OSC found that the former director acted contrary to the public interest and breached section 107 of the Ontario Securities Act when he: (a) failed to provide the Company with accurate information concerning shares over which he shared control and direction; (b) failed to file insider reports in respect of certain trades in the Company's securities; and (c) engaged in a high volume of discretionary trading in its securities during blackout periods imposed by the Company. A sanctions hearing has not yet taken place.

  Pursuant to a Notice of Hearing dated March 24, 2008, the staff of the OSC gave notice that an administrative hearing would be held related to the other matters investigated. The notice named the Company, former Chairman and CEO Eugene Melnyk, former CFO Brian Crombie, and Kenneth Howling and John Miszuk, two former officers. On January 9, 2009, the OSC approved a settlement reached with the Company. Pursuant to the terms of this settlement, the Company paid approximately $5,300,000 in costs and sanctions and agreed to the appointment of an independent consultant to examine and report on the Company's training of its personnel concerning compliance with financial and other reporting requirements under applicable securities laws in Ontario. On January 27, 2009, the OSC approved a settlement with Messrs. Howling and Miszuk and on February 10, 2009 the OSC approved a settlement with Mr. Crombie. The Company understands that the matter is proceeding against Mr. Melnyk.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the U.S. District Court for the Southern District of New York naming the Company and certain of its former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint"). The Second Amended Complaint alleged, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleged that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  In December 2007, the Company and the named individual defendants entered into an agreement in principle to settle this matter. The settlement class included, with certain exceptions, all persons or entities that purchased the Company's common stock during the period from February 7, 2003 to March 2, 2004.

  Under the terms of the agreement, the total settlement amount was $138,000,000, out of which the Court-approved legal fees to the plaintiffs' counsel were paid. On May 9, 2008, the Company paid $83,048,000 in escrow to fund the settlement amount (pending final Court approval of the settlement) and the Company's insurance carriers funded the remaining $54,952,000. The agreement contained no admission of wrongdoing by the Company or any of the named individual defendants, nor did the Company nor any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement.

  The settlement received final Court approval on August 8, 2008.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada in the Ontario Superior Court against the Company and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased the Company's common stock between February 7, 2003 and March 2, 2004. The claim sought damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relied on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on the Company and the named officers on September 29, 2005. The plaintiffs had not taken any steps to certify the action as a class proceeding or otherwise to move it forward.

  On April 22, 2008, the Company and the individuals entered into an agreement to settle this matter. Under the terms of the agreement, the parties agreed that the sole source of compensation for the plaintiffs would be the U.S. settlement funds referenced above. The agreement has received final Court approval. Canadian class counsel's entitlement to legal fees was assessed at approximately $600,000.

  On October 8, 2008, a proposed securities class action lawsuit was filed in the U.S. District Court Southern District of New York against the Company, its current Chairman, one current officer and two former officers. The complaint has been filed on behalf of all persons and entities that purchased the Company's securities from December 14, 2006 through July 19, 2007. The complaint relates to public statements alleged to have been made in respect of Aplenzin™ (bupropion hydrobromide tablets) during the product's U.S. regulatory approval process. The Company believes the claim is without merit and will defend vigorously. Accordingly, the Company has filed a motion to dismiss this action in its entirety. A decision is currently pending.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against the Company in which the plaintiffs seek damages and allege that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the U.S. District Court for the District of Columbia. The Company believes that the complaints are without merit and that its actions were in accordance with its rights under the Hatch-Waxman Act and applicable law.

  The Court granted the Company's motion for summary judgment seeking to dismiss all of the federal actions, which the federal plaintiffs appealed. These appeals were consolidated by the Court of Appeals and, on July 25, 2008, the Court of Appeals affirmed the dismissal of those actions.

  The Company has brought the Court's decision on its motions for summary judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several related State Court actions were pending. The Superior Court for the County of San Diego directed that certain discovery concerning the regulatory problems of Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts were stayed pending the final disposition of the cases pending in the District of Columbia. As a result of the Court of Appeals affirming the dismissal of the federal claims, two of the California State actions have been dismissed. The California plaintiffs, in the remaining two actions, must decide whether or not they will pursue their state court actions. Since the Court of Appeals' decision upholding summary judgment they have not taken any steps to pursue these actions.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceutical Industries Ltd. ("Teva") relating to two agreements: one between the Company and Elan for the licensing of Adalat® CC products from Elan, and the other between the Company and Teva for the distribution of those products in the U.S. These actions were transferred to the U.S. District Court for the District of Columbia. The agreements in question have since been resolved as a result of a consent decree between Elan and Biovail and the U.S. Federal Trade Commission.

  The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat® CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part.

  The Company and the other defendants filed a motion to dismiss, and the Court denied the Company's motion to dismiss the damage claims brought on behalf of both a purported class of so-called "direct purchasers" and individual direct purchasers who have sued directly, generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and so-called "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The Court granted plaintiffs' motion for class certification on November 21, 2007 and certified a class of alleged "direct purchasers".

  In December 2007, the Company and the other defendants moved for the Court to reconsider that decision and the Court denied that motion on November 3, 2008. On November 18, 2008, the Company and the other defendants filed a petition in the D.C. Circuit pursuant to Fed. R. Civ. Pro. 23(f), requesting leave to appeal from the district court's grant of class certification. The D.C. Circuit denied the defendants' leave to appeal on February 23, 2009. On December 23, 2008, the Company and the other defendants moved for summary judgment as to the entirety of the case.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the U.S. District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the U.S. District Court for the District of Massachusetts against the Company and SmithKline Beecham Inc. ("SmithKline") seeking damages and alleging that the Company and SmithKline took actions to improperly delay FDA approval for generic forms of Wellbutrin® XL. The direct purchaser plaintiff in the Massachusetts federal court lawsuit voluntarily dismissed its complaint on May 27, 2008, and shortly thereafter refiled a virtually identical complaint in the U.S. District Court for the Eastern District of Pennsylvania. In late May and early June 2008, a total of seven additional direct and indirect purchaser class actions were also filed against the Company and SmithKline in the Eastern District of Pennsylvania, all making similar allegations. These complaints have now been consolidated resulting in a lead direct purchaser and a lead indirect purchaser action.

  The Company believes that each of these complaints lacks merit and that the Company' challenged actions complied with all applicable laws and regulations, including federal and state antitrust laws, FDA regulations, U.S. patent law, and the Hatch-Waxman Act. The Company has not yet answered the complaints but has moved to dismiss all complaints. No decision has yet been rendered.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Group stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by its patents and/or procuring the infringement of its patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. The Company delivered its reply on May 30, 2006, and pleadings closed in June 2006. The matter is proceeding in the ordinary course.

  In August 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessor RhoxalPharma Inc. by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in November of 2005. This action is proceeding in the ordinary course and the Company cannot assess the merits, if any, of the claim at this stage.

  On November 7, 2008, Novopharm brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Wellbutrin® SR due to prohibition proceedings taken against them by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in January 2005. This action is proceeding in the ordinary course.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER 500 mg, a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. While a date for the hearing of the Company's application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada in early 2010.

  Par Pharmaceutical Companies, Inc. ("Par") filed an Abbreviated New Drug Application ("ANDA") with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200 mg. On May 9, 2007, BLS, along with Purdue Pharma Products L.P. ("Purdue"), Napp Pharmaceutical Group Ltd. ("Napp") and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100 mg. On June 28, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100 mg strength formulation.

  On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300 mg. On October 24, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300 mg strength formulation. A Markman hearing claims construction ruling was released on November 4, 2008.

  BLS filed, and was granted, a motion for dismissal of BLS from the case. Subsequently, OMI has also been dismissed from the case. The case will continue between the plaintiff and Par. BLS's and OMI's dismissals from the case are not expected to substantively impact the proceedings. The hearing in this matter is expected to commence on April 17, 2009.

  On July 2, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended-release Tablets, 100 mg, a generic version of Ultram® ER, from Impax. BLS filed suit along with Purdue, Napp and OMI in the U.S. District Court for the District of Delaware pursuant to the provisions of the Hatch-Waxman Act. As a result, FDA approval of Impax's generic product has been automatically stayed for 30 months until January 2, 2011. BLS filed, and was granted, a motion for dismissal from the case. This matter will continue between Par, OMI and Purdue.

  On September 23, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended-release Tablets, 200 mg and 300 mg, generic versions of Ultram® ER, from Impax. Purdue, Napp and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. The matter is proceeding in the ordinary course.

  BLS filed an ANDA with the FDA seeking approval to market Venlafaxine Hydrochloride Extended-Release capsules equivalent to the 37.5, 75 and 150 mg doses of Effexor® XR. On June 26, 2008, Wyeth filed a complaint against the Company, Biovail Technologies Ltd. and BLS in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 6,274,171 B1, 6,403,120 and 6,419,958 B2 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. On September 25, 2008 the Company filed its Answer and Affirmative Defenses along with counterclaims of non-infringement and invalidity. The case is in its preliminary stages and will proceed in the ordinary course. No trial date has yet been set.

  On or about June 26, 2008, BLS received Notices of Paragraph IV Certification from Sun Pharmaceutical Industries, Ltd., India ("Sun India") for diltiazem hydrochloride extended-release capsules, 120, 180, 240, 300, and 360 mg strengths, a generic version of Cardizem® CD. On August 8, 2008, BLS filed suit against Sun India in the U.S. District Court of New Jersey alleging patent infringement of U.S. Patent Nos. 5,470,584, 5,286,497 and 5,439,689 pursuant to the provisions of the Hatch-Waxman Act. BLS has also sought declaratory judgment of infringement for all three patents. These suits are expected to result in a 30-month stay of the FDA approval of the 120, 180, 240 and 300 mg strengths, and may, subject to an appropriate finding by the trial court, result in a 30-month stay of approval on the 360 mg strength. There are currently no unexpired patents listed against BLS's 360 mg strength product listed in the FDA's Orange Book database. On September 30, 2008 Sun delivered its Answer and Counterclaim, which include declarations of non-infringement, invalidity and unenforceability as well as certain antitrust allegations. The unenforceability and antitrust claims have been stayed pending a determination of the Company's infringement claims.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  BLS filed an ANDA with the FDA seeking approval to market Fenofibrate Tablets in 48 mg and 145 mg dosage sizes. On November 3, 2008, Abbott and Laboratoires Fournier S.A. filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 6,277,405, 7,037,529, and 7,041,319 by the filing of the ANDA, thereby triggering a 30-month stay of FDA's approval of that application. This matter has now been transferred to the District of New Jersey. On November 3, 2008, Elan Pharma International Ltd. and Fournier Laboratories Ireland Ltd. also filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the District of New Jersey alleging infringement of U.S. Patent Nos. 5,145,684, 7,276,249, and 7,320,802 by the filing of the ANDA. The Answers and Counterclaims of Biovail Corporation and BLS have been filed. These cases are in their preliminary stages and will proceed in the ordinary course. Case schedules have not yet been set.

  On or about December 1, 2008, the FDA accepted an ANDA filed by BLS seeking approval to market generic formulations of the 200 mg, 300 mg and 400 mg strengths of quetiapine fumarate extended-release tablets (sold under the brand name Seroquel® XR by AstraZeneca Pharmaceuticals LP ("AstraZeneca"). On January 9, 2009, AstraZenca and AstraZeneca UK Limited filed a complaint against Biovail Corporation, BLS, and BTA Pharmaceuticals, Inc. in the U.S. District Court for the District New Jersey alleging infringement of U.S. Patent Nos. 4,879,288 and 5,948,437 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. Answers and Counterclaims have not been filed. The case is in its preliminary stages and will proceed in the ordinary course. No trial date has yet been set.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at BAC, commenced an action in the U.S. District Court for the Southern District of New York naming as defendants the Company and certain of its officers, and against Michael Sitrick and Sitrick & Company, Inc., in their capacity as the Company's consultants, in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities and sought monetary damages as a result thereof.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a second amended complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's former Chairman and CEO, filed an answer to the second amended complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  The Company and the named defendants, including Mr. Melnyk, filed a motion to dismiss the second amended complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against the Company and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  Following mediation this matter was settled in January, 2009. The terms of the settlement are confidential; however, such terms are not material to the Company's cash flow or operations.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of the Company's shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available.

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

28.   LEGAL PROCEEDINGS (Continued)

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

  On January 26, 2007, U.S. District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the U.S. District Court for the Southern District of New York (described more fully above) that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, the Company filed an Amended Complaint.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar shareholder class action that does not involve the Company. This stay currently remains in force. On February 19, 2009 the factually similar shareholder class action was dismissed without prejudice.

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

  Based on the information currently available, and given the small number of the Company's products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against the Company would likely not be significant.

  On May 6, 2008, BLS commenced an arbitration under FINRA rules against Credit Suisse seeking $26,775,000 in compensatory damages and $53,550,000 in punitive damages. The Statement of Claim alleges that Credit Suisse, as non-discretionary manager of BLS's cash management account, fraudulently or negligently, and in breach of the parties' customer agreement, invested BLS's assets in auction rate securities, which were not among BLS's approved investments. Credit Suisse has now delivered its Answer and Response. The matter is in its preliminary stages, and the Company anticipates it will proceed in the ordinary course. A hearing is expected to commence this summer.

29.   COMMITMENTS AND CONTINGENCIES

  Operating Lease Commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense amounted to $4,928,000, $4,088,000 and $8,772,000 in 2008, 2007 and 2006, respectively.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

29.   COMMITMENTS AND CONTINGENCIES (Continued)

  Minimum future rental payments under non-cancelable operating leases (net of sublease rentals) for the years ending December 31 are as follows:

2009	$5,436
2010	4,094
2011	3,655
2012	3,614
2013	3,597
Thereafter	4,410

Total minimum future rental payments	$24,806

  Other Commitments

  Commitments related to capital expenditures totaled approximately $500,000 at December 31, 2008.

  Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of goods sold amounted to $11,829,000, $15,024,000 and $6,883,000 in 2008, 2007 and 2006, respectively.

  Under certain research and development agreements, the Company may be required to make payments upon the achievement of specific developmental, regulatory, or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2008 or 2007.

  Product Liability Insurance

  The Company is self-insured for up to the first $20,000,000 of costs incurred relating to product liability claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were not material at December 31, 2008 or 2007.

  Indemnification Provisions

  In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. At December 31, 2008 or 2007, no material amounts were accrued for the Company's obligations under these indemnification provisions. In addition, the Company is obligated to indemnify its officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Company in accordance with applicable law. Pursuant to such indemnities, the Company is indemnifying certain former officers and directors in respect of certain litigation and regulatory matters (as described in note 28).

30.   RELATED PARTY TRANSACTIONS

  In 2006, the Company contracted with Global IQ, a clinical research organization, for a long-term safety study on a particular product under development. Prior to April 2007, during which time Dr. Peter Silverstone, Biovail's former Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, the Company was invoiced $581,000 in 2007 and $1,166,000 in 2006 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone indicated to the Company that he disposed of his interest in Global IQ in April 2007. Dr. Silverstone resigned from the Company effective April 4, 2008.

  In 2007, the Company received $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

  In 2006, Mr. Melnyk reimbursed the Company $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by the Company's Board of Directors that the investment opportunity was not, and would not in the future be, of interest to Biovail.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

31.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment.

  Revenue by Therapeutic Area

  The following table displays revenue by therapeutic area:

	2008	2007	2006
Product sales
Cardiovascular(1)	$292,371	$296,907	$348,023
CNS(2)	186,007	269,828	507,143
Antiviral(3)	150,613	147,120	112,388
Pain management(4)	85,557	87,191	53,724

	714,548	801,046	1,021,278
Research and development	24,356	23,828	21,593
Royalty and other	18,274	17,944	24,851

	$757,178	$842,818	$1,067,722

  (1)
  Cardiovascular products include Cardizem®, Tiazac®, Vasotec®, Vaseretic®, Isordil®, Glumetza®, and bioequivalent versions of Cardizem® CD, Procardia XL, and Adalat CC.

  (2)
  CNS products consist of Wellbutrin®, Zyban®, Ativan®, Xenazine®, and Nitoman®.

  (3)
  Antiviral products consist of Zovirax®.

  (4)
  Pain management products consist of Ultram® and Ralivia™.

  Geographic Information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2008	2007	2006	2008	2007	2006
Canada	$88,952	$75,051	$89,920	$107,918	$139,279	$118,347
U.S. and Puerto Rico	656,490	755,484	966,212	31,377	77,379	72,490
Barbados	—	—	—	8,974	4,703	2,168
Other countries	11,736	12,283	11,590	—	17,096	18,974

	$757,178	$842,818	$1,067,722	$148,269	$238,457	$211,979

  (1)
  Revenue is attributed to countries based on the location of the customer.

  (2)
  Long-lived assets consist of property, plant and equipment, net of accumulated depreciation. Property, plant and equipment is attributed to countries based on physical location.

  Major Customers

  The following table identifies external customers that accounted for 10% or more of the Company's total revenue:

	2008	2007	2006
McKesson Corporation	22%	20%	12%
GSK	16%	25%	42%
Cardinal Health, Inc.	16%	10%	6%
Teva	11%	11%	12%
PriCara	11%	10%	5%